Form 20-F
period 2002-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2003-06-30
CIK 926864

Click here for Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-13240

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

NATIONAL ELECTRICITY COMPANY OF CHILE, INC.	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile
Telephone No. (562) 630-9000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Shares	New York Stock Exchange*

*    Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

US$150,000,000	7.200%	Notes due 2006
US$230,000,000	7.875%	Notes due 2027
US$220,000,000	7.325%	Notes due 2037
US$200,000,000	8.125%	Notes due 2097
US$400,000,000	7.750%	Notes due 2008
US$400,000,000	8.502%	Notes due 2009

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Shares of Common Stock: 8,201,754,580.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
YES       NO

Indicate by check mark which financial statements item the registrant has elected to follow:
ITEM 17       ITEM 18

Back to Contents

INTRODUCTION

As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refers to Endesa-Chile and its consolidated subsidiaries unless the context indicates otherwise.   Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2002.

Financial Information

In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “US dollars,” “$” or “US$” are to United States dollars; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or Argentine pesos are to the legal currency of Argentina; references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento.  The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.   The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2002, 1 UF was equivalent to Ch$16,744.12.  The US dollar equivalent of 1 UF was US$23.30 for December 31, 2002, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2002 of Ch$718.61 per US$1.00.

The audited consolidated financial statements of Empresa Nacional de Electricidad S.A., or Endesa-Chile (the “Company”), and, unless otherwise indicated, other financial information concerning the Company  included herein are presented in constant Chilean pesos in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros (“SVS”).  Data expressed in Chilean pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2002 are expressed in constant Chilean pesos as of December 31, 2002.  See Note 2(b) to the audited consolidated financial statements included herein.  For Chilean accounting purposes, inflation adjustments are calculated based upon a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”).  The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Institute of Statistics”).  For example, the inflation adjustment applicable for the 2002 calendar year would be the percentage change between the November 2001 Chilean CPI and the November 2002 Chilean CPI.  Chilean GAAP as applied to the Company differs in certain important respects from accounting principles generally accepted in the United States (“US GAAP”).  See Note 34 to the audited consolidated financial statements of the Company contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to the Company and a reconciliation to US GAAP of net income and stockholders’ equity for the period and as of the dates indicated.  Certain amounts may not add up due to rounding.

For the purposes of Chilean GAAP, we consolidate the results of operations of a company defined as a “subsidiary” in Law No. 18,046.  In order to consolidate a company, we must satisfy, in general, one of two criteria.

We must either:

•	control, directly or indirectly, more than a 50% voting interest in such company; or

•	nominate or have the power to nominate a majority of the board of directors of such company if we control 50% or less of the voting interest of such company.

Endesa-Chile consolidates all its operational Chilean subsidiaries.  In Argentina, Endesa-Chile consolidates the hydroelectric company Hidroeléctrica El Chocón S.A.(“El Chocón”) and thermoelectric company Central Costanera S.A (“Costanera”).  In Colombia, Endesa-Chile consolidates generation companies Hidroeléctrica Betania S.A.(“Betania”)and Emgesa S.A. E.S.P.(“Emgesa”).  Endesa-Chile also consolidates the hydroelectric company Centrais Eléctricas Cachoeira Dourada S.A. (“Cachoeira Dourada”) in Brazil and the generation company Edegel S.A. (“Edegel”) in Peru.  Due to consolidating adjustments, financial data reported by us relating to our consolidated subsidiaries may be materially different from that reported by our consolidated subsidiaries on a stand-alone basis.

Back to Contents

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into US dollars at specified rates.  Unless otherwise indicated, the US dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A.  Selected Financial Data—Exchange Rates.”  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  No representation is made that the Chilean peso or US dollar amounts shown in this annual report could have been or could be converted into US dollars or Chilean pesos, as the case may be, at such rate or at any other rate.  See “Item 3. Key Information—A.  Selected Financial Data—Exchange Rates.”

Technical Terms

As used throughout, references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively, and references to “kV” are to kilovolts.  Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities.  One GW = 1,000 MW, and one MW = 1,000 kW.  Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by us.

Energy losses are calculated on a rolling twelve month basis by:

•	subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a given twelve-month period; and

•	calculating the percentage that the resulting quantity bears to the aggregate number of GWh of energy purchased and self-generated within the same twelve-month period.

Calculation of Economic Interest

References are made throughout this annual report to the “economic interest” of Endesa-Chile in its subsidiaries or related companies.  In circumstances where the Company does not own its interest in a subsidiary or related company directly, the economic interest of Endesa-Chile in such ultimate subsidiary or related company is calculated by multiplying the percentage ownership interest of the Company in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or related company.  For example, if Endesa-Chile owns 60% of a directly held subsidiary and that subsidiary owns 40% of a related company, Endesa-Chile’s economic ownership interest in such related company would be 24%.

Enersis S.A. (“Enersis”), a holding company engaged in generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this annual report, directly or indirectly, 60% of Endesa Chile’s outstanding capital stock.

Forward-Looking Statements

This annual report contains statements that are or may constitute forward-looking statements.  These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;

•	our Financial and Economic Strengthening Plan;

•	trends affecting our financial condition or results of operations;

•	our dividend policy;

•	the future impact of competition and regulation;

Back to Contents

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to:

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America where we conduct a large portion of our business; and

•	the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made.  Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements.  You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Back to Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected financial data.

The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, included elsewhere in this annual report.  The audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the SVS, which together differ in certain important respects from US GAAP.  Note 34 to the audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated.  Financial data as of or for each of the five years ended December 31, 2002 in the following table have been restated in constant Chilean pesos as of December 31, 2002.

All data, except ratios and operating data, are in millions.  For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into US dollars at specified rates.  Unless otherwise indicated, the US dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate.  The Observed Exchange Rate reported by the Central Bank for December 31, 2002 was Ch$718.61 per US$1.00.  Similarly, all data presented in US dollars, as of for the year ended December 31, 2002 are translated at the Observed Exchange Rate of Ch$718.61 per US$1.00.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  No representation is made that the Chilean peso or US dollar amounts shown in this annual report could have been or could be converted into US dollars or Chilean pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “—Exchange Rates” below.

In 2000, we sold our electricity transmission company, Transelec, and as a result this company ceased to be reflected in our financial statements as of and for the year ended December 31, 2000.  Our other principal operating subsidiaries we consolidated prior to 1998.  All companies have been consolidated according to Chilean GAAP.

The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2002, which affect the comparability presented below. Beginning January 1, 2000, the Company adopted new accounting policies concerning the accounting for deferred taxes in accordance with a new Chilean accounting system.  See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Income and Deferred Taxes.”

Back to Contents

	As of or for the year ended December 31,

	1998	1999	2000	2001	2002	2002

	(Restated for general price-level changes and expressed in millions of constant Ch$ as of December 31, 2002, except ratios and operating data)					(millions of US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Revenues from operations	925,845	957,319	937,650	1,045,280	938,099	1,305
Cost of operations	(550,482)	(721,818)	(637,296)	(662,608)	(555,586)	(773)
Administrative and selling expenses	(43,225)	(49,563)	(33,425)	(34,696)	(36,289)	(50)
Operating income	332,139	185,939	266,929	347,976	346,224	482
Equity in income (losses) of related companies, net	343	1,775	678	(9,947)	8,570	12
Goodwill amortization	(6,361)	(7,008)	(7,245)	(8,269)	(108,562)	(151)
Interest (expense) income, net	(156,024)	(194,131)	(237,484)	(216,732)	(197,554)	(275)
Price-level restatement (2)	(26,936)	(92,372)	(3,730)	(10,167)	3,555	5
Other non-operating income (expense), net	(7,860)	(58,888)	211,705	(2,684)	(19,436)	(27)
Income before income taxes, minority interest and negative goodwill amortization	135,301	(164,687)	230,853	100,177	32,797	46
Income taxes	(29,886)	(34,036)	(88,484)	(39,912)	(70,628)	(98)
Extraordinary loss	—	—	—	—	(10,930)	(15)
Minority interest	(86,054)	(34,905)	(68,581)	(34,016)	(46,478)	(65)
Amortization of negative goodwill	32,177	37,128	41,137	45,911	85,920	120
Net income (loss)	51,537	(196,499)	114,925	72,160	(9,319)	(13)
Net income (loss) per share	6.10	(23.26)	14.01	8.80	(1.14)	—
Net income (loss) per ADS (3)	183.02	(697.81)	420.35	263.94	(34.09)	—
Dividends accrued per share (4)	2.33	—	1.01	0.97	—	—
Dividends accrued per ADS in US$(3) (4) (5)	0.12	—	0.04	0.04	—	—
Weighted average shares outstanding (million)	8,202	8,202	8,202	8,202	8,202
US GAAP:
Operating income	328,925	194,984	328,299	504,241	183,937	256
Equity in income of related companies	(3,898)	(3,666)	823	(27,333)	29,431	41
Income taxes	(43,525)	(17,163)	(110,529)	(113,947)	(78,907)	(110)
Net income (loss) from continuing operations	13,427	(220,073)	96,856	30,465	(75,146)	(105)
Income (loss) from discontinued operations net of tax and minority interest	(2,441)	1,852	433	474	275	—
Net income (loss)	10,986	(218,221)	97,289	30,939	(74,871)	(104)
Net income (loss) on continuing operations per share	1.64	(26.84)	11.81	3.71	(9.16)	—
Net income (loss) on discontinued operations per share	(0.30)	0.23	0.05	0.06	0.03	—
Net income (loss) per share	1.34	(26.61)	11.86	3.77	(9.13)	—
Net income (loss) on continuing operations per ADS	48.01	(781.85)	354.26	111.43	(274.86)	—
Net income (loss) on discontinued operations per ADS	(9.00)	6.90	1.58	1.73	1.01	—
Net income (loss) per ADS (3)	39.01	(774.95)	355.85	113.16	(273.85)	—
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	5,988,766	6,397,842	6,016,568	6,361,571	6,524,201	9,079
Long-term liabilities	2,662,511	3,161,552	2,757,569	2,803,098	2,461,130	3,425
Minority interest	1,415,808	1,344,698	1,306,336	1,432,580	1,498,231	2,085
Total shareholders´ equity	1,475,385	1,261,279	1,376,897	1,446,549	1,430,635	1,991
US GAAP:
Total assets	5,952,821	6,358,214	5,954,927	5,932,798	6,415,258	8,927
Long-term liabilities	2,843,597	3,357,064	2,971,624	2,658,278	2,822,731	3,928
Minority interest	1,403,320	1,330,186	1,273,137	1,461,355	1,524,915	2,122
Total shareholders´ equity	1,256,216	1,026,140	1,106,676	1,126,294	1,054,196	1,467
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures (6)	279,055	148,606	89,663	52,972	134,858	188

Back to Contents

	As of or for the year ended December 31,

	1998	1999	2000	2001	2002	2002

	(Restated for general price-level changes and expressed in millions of constant Ch$ as of December 31, 2002, except ratios and operating data)					(millions of US$)(1)
Depreciation and amortization	160,721	185,052	169,553	152,803	307,628	428

(1)	Chilean peso amounts have been translated into dollars at the rate of Ch$718.61 per US Dollar, the Observed Exchange Rate for December 31, 2002.
(2)
The method of accounting for price-level restatement changed in 1998.  See “Item 5.  Operating and Financial Review and Prospects Operating Results—Price Level Restatement” and “Item 5. Operating and Financial Review and Prospects.  A.  Operating results—Critical Accounting Policies—Technical Bulletin No. 64.”

(3)
Per ADS amounts in millions of constant Chilean pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares). Per share amounts in millions of US$are determined by dividing per ADS amounts by 30.

(4)	This chart details dividends payable in any given year, and not necessarily paid that same year.
(5)	US Dollar amounts are calculated by applying the US Dollar exchange rate on the dividend payment date to the nominal Chilean peso amount.
(6)	Capital expenditures does not include investments in equity investees and capital expenditures in development stage subsidiaries.

Back to Contents

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the US dollar will affect the US dollar equivalent of the Chilean peso price of Endesa-Chile’s shares of common stock, without par value (the “Shares” or the “Common Stock”), of the Company on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”), and, as a result, will likely affect the market price of the Company’s American Depositary Shares (“ADSs”).  Such fluctuations will also affect conversion of cash dividends relating to the Shares represented by ADSs from Chilean pesos to US dollars.  In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

Chile’s Ley Orgánica del Banco Central de Chile No. 18,840 (the “Central Bank Act”), enacted in 1989, liberalized the ability to buy and sell foreign exchange in Chile.  Prior to 1989, the law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.  The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign exchange be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities explicitly authorized by the Central Bank.  Purchases and sales of foreign exchange which are generally permitted to be transacted outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile.  Both the Formal and Informal Exchange Markets are driven by free market forces.  Foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments and distributions must be necessarily remitted through the Formal Exchange Market.

For the purposes of the operation of the Formal Exchange Market, the autonomous Central Bank of Chile sets a reference exchange rate (dólar acuerdo or the “Reference Exchange Rate”).  The Reference Exchange Rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the US dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively.  In order to keep the average exchange rate within certain limits, the Central Bank intervenes by buying or selling foreign exchange in the Formal Exchange Market.  The daily observed exchange rate (dólar observado) (the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others).  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.  Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  On December 31, 2002, the Informal Exchange Rate was Ch$720.50, or 0.23% higher than the published Observed Exchange Rate of Ch$718.61 per US$1.00.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.  No representation is made that the Chilean peso or US dollar amounts referred to herein could have been or could be converted into US dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  On June 20, 2003, the Observed Exchange Rate was Ch$705.75 = US$1.00.

Back to Contents

	Observed Exchange Rate (1)(Ch$ per US$)

	Low(2)	High(2)	Average(3)	Period-end

Year
1998	439.58	475.41	462.20	472.41
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61

Last six months
2003
January	709.22	738.87
February	733.10	755.26
March	725.79	758.21
April	704.42	729.78
May	694.22	714.10
June (through June 20, 2003)	705.24	717.40

Source:  Central Bank of Chile.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.
(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk Factors

Risk Factors Relating to Endesa-Chile

Changes in government regulations may impose additional operating costs and may cause revenues to decline.

As a public utility company, Endesa-Chile is subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate.  The current regulatory framework governing electric utility businesses has been in existence in Chile since 1982, in Argentina since 1992, in Peru since 1993, in Colombia since 1994 and in Brazil since 1997.  The National Congress in Chile is in the process of discussing and amending the electricity sector’s regulatory framework through a discussion project known as the Ley Corta (“Short Law”).  Although there has been considerable discussion about the Short Law in the media, we are unable to predict whether or in what form any amendments to the electricity sector regulatory framework will be enacted, or the timing and applicability of any new legislation.  Such amendments could affect our profitability adversely by increasing the costs associated with generating electricity and/or decreasing the revenues we earn from our generation activities.  Furthermore, modifications to Chile’s Electricity Law, enacted in June 1999, increased the cost of doing business for Chile’s electricity generators, particularly hydro-based electricity generators such as Endesa-Chile.  The modifications include a system of graduated fines for companies that do not comply with regulations, including maximum fines equivalent to approximately US$5 million, a requirement to pay 25% of total outstanding fines before appeals can be made and mandatory compensation for regulated users affected by electricity cuts.  We can

Back to Contents

provide no assurance that these modifications will not affect our future profitability adversely by increasing electricity generation costs.

Following the Brazilian electricity crisis in 2001, the Electric Sector Model Revitalization Committee of the former Brazilian federal government announced several measures to revitalize the energy sector in order to ensure a higher level of competition, encourage further investments and increase the transparency in the rules which regulate these services.  However, these proposals were not implemented due to political changes in Brazil.  The new executive government has undertaken a new phase of studies to determine the necessary changes to the electricity regulatory framework.  The objective of this new restructuring of the regulatory framework is to simplify the operation of the electricity sector, provide long term stability, give meaning to the concept of a service provider and redefine the important roles of the public and private sectors.  It is not yet possible to predict the nature and magnitude of the reforms, and consequently, we cannot quantify their potential effect over the companies we own.

We are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects and obtain regulatory permits.  As with any regulated company, no assurance can be given that any such environmental impact studies will be approved by governmental authorities, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or plans for the companies in which Endesa-Chile has an investment.

Our business depends heavily on hydrological conditions.

A substantial portion of our operations in Chile, Argentina, Brazil, Colombia and Peru involve hydroelectric generation and, accordingly, we are dependent upon hydrological conditions prevailing from time to time in the geographic regions in which we operate.  In particular, we are exposed to the risks discussed below.

Drought conditions may hurt our profitability.

During periods of drought, electricity from thermal generators, including those that are fueled with natural gas or coal, is dispatched more frequently.  During such periods, Endesa-Chile is required to purchase electricity from thermal producers to the extent Endesa-Chile’s own production is not sufficient to fulfill contractual obligations.  The cost of these spot market purchases may exceed the price at which Endesa-Chile sells electricity under contracts, resulting in a loss.

With the aim of decreasing to some extent the effects of a protracted future drought, Endesa-Chile changed its commercial policy in 2000 by decreasing its energy sales levels to better match the amount of firm energy associated with its installed capacity, giving priority to its higher-paying clients and to industrial firms and distribution companies that demand larger amounts of energy and limiting sales to regulated customers.  While Endesa-Chile enacted this change to lessen the impact of a protracted drought period, we can give you no assurance that this change in policy will insulate Endesa-Chile from negative consequences of a protracted drought period.

Endesa-Chile may have to pay regulatory penalties related to operating its business during drought conditions.

We may have to pay regulatory penalties related to operating our business if rationing occurs.  Under current Chilean law, we may be required to pay the following three types of costs or penalties during periods of electricity rationing imposed by the Chilean authorities:

•
Our generation businesses may be subject to regulatory fines, which range from 1 Unidad Tributaria Mensual (“UTM”), or approximately US$44, to 10,000 UTA Unidades Tributarias Annuales (“UTA”), or approximately US$5 million.  Any company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF is subject to these fines, which apply in cases where, in the opinion of the SEF, there are operational failures that affect the regular energy supply to the system.  These fines are subject to appeal by SEF-regulated companies.

•
If our Chilean generation subsidiaries are required to buy electricity on the spot market during a period in which a rationing decree is in effect, they are required to pay a “failure cost” set by the authorities.

Back to Contents

•
If any end-consumer of electricity in Chile fails to receive electricity during any declared rationing period, that consumer must be paid a “compensation payment,” which would be equal to a “failure cost” set by regulatory authorities.

If rationing policies are imposed by regulatory authorities as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results of operations may be affected adversely in a material way.

We cannot give any assurance that rationing periods will not occur in the future and consequently, we can give you no assurance that we will not be obligated to pay regulatory penalties if we fail to provide adequate service.

Our business could be affected by the proposals being considered by the Chilean Congress in respect to our water rights.

Approximately 74% of Endesa-Chile’s installed capacity in Chile is hydroelectric.  Endesa-Chile owns water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near its production facilities.  Under current law, the Company’s water rights are of unlimited duration, are absolute and unconditional property rights and are not subject to any further challenge.  The Chilean Congress is currently considering a proposal to amend the laws governing water rights.  Under the proposal the Company would have to pay a fee for previously granted but unused water rights each year that the right continued unused.  We are unable to predict whether, or in what form, any such proposed changes to the laws governing water rights will be enacted.  There can be no assurance that any changes would not, if enacted, have a material adverse effect on either the Company or its operations.

Endesa-Chile partially depends on payments from its subsidiaries and related companies to meet payment obligations.

Payment of dividends and distributions by Endesa-Chile’s subsidiaries and related companies represent a significant source of funds for the Company.  In order to pay its obligations, the Company partially relies on income from dividends, distributions and other cash flows from its subsidiaries.  The claims of creditors of the Company’s subsidiaries, including trade creditors of, and bank and other lenders to, its subsidiaries will have priority over the Company’s creditors, with respect to the assets and cash flow of those subsidiaries.  At December 31, 2002, the total indebtedness, including notes payable of the Company’s subsidiaries, was Ch$1,799 billion.

In April 2003, Companhia Elétrica de Estado de Goiás S.A. (“CELG”), the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take-or-pay contract with Cachoeira Dourada. We are currently awaiting the final judgment on the April 2003 decision and have no assurance that the final decision will be favorable to Cachoeira Dourada. An unfavorable decision would result in Cachoeira Dourada losing payments from its only customer, which may affect Cachoeira Dourada’s ability to pay dividends to Endesa-Chile.

In January 2003, Companhia Paranaense de Energia - COPEL (“Copel”) stopped making payments to Companhia de Interconexão Energética (“CIEN”).  CIEN, a non-consolidated company in which Endesa-Chile has a 45% interest, sells energy to Copel under a power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. Copel’s non payment was due to the alleged economic and financial imbalance of the 1999 contracts. Copel also demanded a revision of the prices previously agreed.  Endesa-Chile estimates that the current payments due by Copel to CIEN is approximately US$100 million, according to supply invoices and cost reimbursements for the months of January through May 2003. This estimated amount includes contractual interest and fines. CIEN and Copel are currently in discussions aimed at reaching an agreement on this matter in order to continue the current contracts. These discussions could result in a modification of the contractual terms and conditions which will depend on the results of the negotiation with the clients and suppliers involved.

CEMSA, a non-consolidated company in which Endesa-Chile has a 45% interest, sells energy to CIEN. On June 6, 2003, CIEN notified CEMSA that for the month of May 2003, it would only make a partial payment on agreements relating to the Second Interconnection Line Brazil-Argentina. This partial payment would equal all of those agreements executed by parties other than Copel to the Second Interconnection Line Agreement. CIEN was

Back to Contents

deducting all the amount relating to Copel since its client, COPEL Distribuição S.A. (“Copel Distribuição”) has not fulfilled payments to CIEN arising from this agreement. Consequently, CEMSA notified Costanera, Endesa-Chile’s Argentine subsidiary, that CEMSA will only be able to make a 20% partial payment on the agreements related to the Second Interconnection Line Brazil-Argentina. This 20% partial payment would amount to 69 MW of the total 344 MW pertaining to agreements related to the Second Interconnection Line. Endesa-Chile estimates that if CEMSA reduces its payments by 20% to Costanera for the rest of 2003, the potential magnitude of the impact on Endesa-Chile would be a reduction of approximately US$15 million in revenues per year, at most. We note that Costanera’s 750MW contracts corresponding to the First Interconnection Line Brazil-Argentina will not be affected by Copel’s partial payment relating to the Second Interconnection Line.

The payment of dividends and distributions by our subsidiaries and related companies to us are subject, under special circumstances, to emergency restrictions on behalf of the executive power, Chilean authorities, the local Central Bank or other governmental bodies, to legal and contractual restrictions such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon our subsidiaries’ earnings and cash flows.  Additional upstreaming restrictions include the following:

•	Edegel S.A.A. in Peru and Betania in Colombia where dividend distribution is prohibited in the case of default of certain loans;

•	Costanera (Endesa-Chile’s subsidiary in Argentina) where dividend distributions, capital reductions, inter-company interest and debt repayment is prohibited while certain debt is outstanding;

•
Betania in Colombia where inter-company debt repayment is prohibited unless Betania raises additional funds from the sale of assets or capital reductions of its subsidiaries (Emgesa), and inter-company interest payments are prohibited if any scheduled payment of the syndicated loan is due and not paid; and

•	Argentina, which restricted the payment of dividends abroad during 2002 and until February 2003.

We are not aware of any other legal material restrictions on the payment to us of dividends or distributions in the various jurisdictions where our material subsidiaries and related companies operate, other than customary restrictions limiting dividends as to the amount of net income and retained earnings.  We cannot assure you that legal restrictions will not be imposed, or that additional contractual restrictions will not arise in the future.

Construction of new facilities may be adversely affected by factors commonly associated with such projects.

Factors that may adversely affect our ability to construct new facilities include:

•	delays in obtaining regulatory approvals, including environmental permits;

•	local opposition by political or ethnic groups;

•	shortages or changes in the price of equipment, materials or labor;

•
adverse weather conditions which may delay the completion of power plants, natural disasters, accidents, unforeseen circumstances, adverse changes in the political and regulatory environment in the countries where Endesa-Chile and its related companies operate; and

•	inability to obtain financing at affordable rates.

Any of these factors may cause delays in the completion of all or part of the Company’s investment program and may increase the costs of the projects contemplated.

We may not be able to fully implement our principal strategies.

The Company’s future results of operations will depend in significant part upon its ability to fully implement some of its principal strategies – namely operating and financial cost reductions.  The success of our strategy to cut costs generally will depend upon numerous factors, including the cost and availability of financing and our ability to

Back to Contents

achieve the operating efficiencies that have been budgeted for our subsidiaries.  If the Company is unsuccessful in any of these strategies, its profitability and the value of its shares and other securities issued by it  could be affected adversely.  The Company’s ability to carry out these strategies could be adversely affected by a number of factors, including:

•	the inability to expand our coverage in an increasingly regional market;

•	the inability to enhance operating efficiencies for our existing businesses; and

•	the emergence of more competition in the five countries in which we operate.

Fulfillment of our Financial and Economic Strengthening Plan and assurance of the liquidity needed to make payments on the publicly issued bonds.

In October 2002, Endesa-Chile’s board of directors unanimously approved a financial and economic strengthening plan (the “Financial and Economic Strengthening Plan”) in order to improve our capital structure, refinance our bank debt and deal with short-term liquidity issues.  In particular, the board of directors recognized that Endesa-Chile, on a stand-alone basis, was over-leveraged, that syndicated and bilateral bank credits extended to  Endesa-Chile for an aggregate total of more than US$743 million, would come due in 2003 to 2004, and that two of the public bonds issued by our subsidiaries would mature between May and July of 2003, posing a potential liquidity risk for Endesa-Chile and its consolidated subsidiaries as a whole.

The two public bonds were the US$170 million 7.3% Notes due May 1, 2003, issued in 1996 by Empresa Eléctrica Pehuenche S.A. (the “Pehuenche Yankee Bond”), and the €400 million three-year floating rate note issued in 2000 by Endesa-Chile Internacional (the “Endesa-Chile MTN”), and maturing on July 24, 2003.  At the time of this annual report, the Pehuenche Yankee Bond was paid upon its maturity, and obligations for the other security amount to approximately US$381 million considering that the Endesa-Chile MTN was swapped into dollars.

In order to improve the Company’s capital structure and to resolve liquidity issues, the Financial and Economic Strengthening Plan contemplates the following three strategies:

(a)
the divestiture of certain assets, including hydroelectric plant Empresa Eléctrica Canutillar (“Canutillar”), certain electricity transmission assets, toll road company Infraestructura Dos Mil S.A. (“Infraestructura 2000”), port installments in Puerto Patache, and our corporate headquarters in Santa Rosa 76, Santiago;

(b)
bank refinancing of all outstanding syndicated bank credit agreements extended to Endesa-Chile and most of the bilateral credit agreements, in all cases maturing in 2003 and 2004, for an aggregate total of US$743 million; and

(c)	the refinancing of the Gasatacama project, in order to replace part of the current debt the Company maintains with the project’s owners with an external financing granted by international banks.

At the time of this annual report, a substantive portion of this Financial and Economic Strengthening Plan has been completed.  See “Item 4.  Information on the Company — B. Business Overview — Business Strategy — Financial and Economic Strengthening Plan.”

Notwithstanding the fact that we have made significant progress to date in implementing the Financial and Economic Strengthening Plan since it was announced in October 2002, there can be no assurance that Endesa-Chile will be able to complete the plan.

In connection with (b) above, on May 15, 2003, Endesa-Chile closed a new five-year credit agreement with a syndicate of banks for US$743 million in order to refinance most of the bank debt that would otherwise have come due in 2003 and 2004.  The five-year facility has a 30-month grace period prior to the commencement of the repayment of principal.  The five-year credit facility imposes stringent covenants that require Endesa-Chile to apply most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay this facility. The facility

Back to Contents

also provides for cross-default provisions that would be triggered by defaults in relation to any single indebtedness of Endesa-Chile, or some of its more relevant subsidiaries, with outstanding amounts equal to or greater than US$30 million after the applicable grace periods (if any) have expired. For more discussion on our refinancing, the limitations Endesa-Chile’s debt arrangements impose on the Company’s ability to undertake certain activities and conditions to borrowing see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Risk Factors Related to Argentina

The current macroeconomic situation in Argentina and recent changes to regulations affecting our Argentine subsidiaries could affect the ability of our Argentine subsidiaries to meet their obligations.

On January 6, 2002, the Argentine Congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 (“Economic Emergency Law”).  The Economic Emergency Law amended the law that had pegged the Argentine peso at parity with the US dollar since April 1991.  The Economic Emergency Law empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as create a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies.  The Economic Emergency Law declared a public emergency over social, economic, administrative, financial and foreign exchange matters, and conferred upon the Federal Executive Power full privileges under the law until December 10, 2003.  This law also imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of AR$1 per US$1 (with some exceptions) and authorized the forced renegotiation of public service contracts and repealed the following:

(a)	the prior Convertibility Law, which fixed the parity of the Argentine peso, or Ar$, with the United States dollar, or US$, at 1 to 1 and instead allows the Ar$ to devalue in relation to the US$;

(b)	the same 1 to 1 parity in connection with any public service tariffs that call for any foreign currency adjustment; and

(c)	the recognition of inflation index mechanisms from other countries and any other indexation mechanism to be applicable to public services tariffs.

Some of the more important foreign exchange changes that have been introduced by Executive Power decrees are the following:

(a)	the creation of an exchange market that allow the Ar$to float freely except for interventions of the Argentine Central Bank to buy or sell foreign currency;

(b)	certain restrictions to full access to funds deposited in financial institutions;

(c)
the conversion of US$ bank deposits into Ar$ at the exchange rate of US$1 = Ar$1.4 while US$ obligations, or debts incurred with the financial institutions under Argentine regulation until January 6, 2002 have remained at the US$1 = Ar$1 fixed parity, with certain subsequent stabilizing adjustments; and

(d)	all privately negotiated contracts prior to January 6, 2002, have been converted into Ar$at the US$1 = Ar$1 fixed parity.

The Economic Emergency Law created an imbalance in the economic and financial equation of the Argentine companies.  The current devaluation and the Emergency Economic Law’s repeal of allowing certain tariffs to be pegged to the US dollar (and instead requiring the tariffs to be pegged to the Argentine peso, which we refer to as “pesification” in this annual report) resulted in a revenue shortfall that led to inadequate cash flow for electricity sector activities.  The electricity tariffs do not take into account the real costs of services provided and the energy prices in the hourly market do not reflect marginal costs of generation as provided for under the previous regulation (Law 24,065).

Back to Contents

As a result of the current macroeconomic crisis affecting Argentina and the modifications to regulations affecting our Argentine subsidiaries, as further described under the risk factors discussed below, we cannot assure you that our Argentine subsidiaries will be able to obtain financial resources to repay or refinance their short-term debt or that they will otherwise be able to comply with the obligations to which they are subject under their credit agreements and other financial contracts.  We believe that our economic interests have been significantly affected and can provide no assurance that these events will not have a material adverse effect on our financial condition or results of operations.  A substantial portion of our financial indebtedness is subject to cross-default provisions as discussed in the risk factor above entitled “Fulfillment of our Financial and Economic Strengthening Plan and assurance of the liquidity needed to make payments on publicly issued bonds.”  For more information on cross-default provisions under our five-year credit facility, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

The Central Bank of Argentina has recently lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina which could prevent our Argentine subsidiaries from distributing dividend and paying principal on certain of their external debt as it comes due.

From December 3, 2001 up to the date hereof, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were  progressively reduced from January to May 2003 and were completely eliminated on May 6, 2003.

In addition, funds may now be transferred abroad without previous authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payment by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

Should the Central Bank of Argentina impose restrictions again on the transfer of funds outside of Argentina which prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of our debt obligations may become due and payable, unless new financing is funded outside Argentina and is available to our Argentine subsidiaries or they are able to renegotiate, or obtain a waiver with respect to the indebtedness that would be subject to such restrictions. If similar restrictions are imposed again, we can provide no assurance that our Argentine subsidiaries will be able to obtain new financing or that they will be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions.

As a matter of policy for our Argentine subsidiaries, as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due and we are rolling over most of our outstanding debt. No assurance can be given that our creditors will continue to accept this rolling over of principal when it becomes due.

Argentine authorities have implemented a number of monetary and currency-exchange control measures that have had and may continue to have an adverse effect on our results of operations and financial condition in Argentina.

The Economic Emergency Law and other recent Argentine foreign exchange restrictions (discussed immediately above) have affected the economic and financial condition of Hidroeléctrica El Chocón S.A. (“El Chocón”) adversely due to the pesification of all privately negotiated contracts and spot energy market prices, since this generation affiliate of Endesa-Chile has electricity power supply contracts with clients in the Republic of Argentina and operates in the Argentine Electricity Retail Market.  The pesification of El Chocón’s contracts, together with the devaluation of the peso, have had a significant adverse effect on El Chocón’s net income.

Back to Contents

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of the Company’s assets and operations are located in Chile and, accordingly, its financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing from time to time in Chile.  In 2002, the Chilean economy grew 2.1% compared to a 3.1% increase in 2001 and an increase of 4.2% in 2000.  The Central Bank recently reclassified its criteria for growth estimates, and the figures for 2000, 2001 and 2002 and reported here are different from those reported in prior annual reports.  The latest Chilean Central bank forecasts for  GDP growths are between of 3.0% and 4.0% for year 2003 and greater than 4.0% for 2004 (Central Bank “Informe Política Monetaria”, May 2003).  There is no assurance that such growth will be achieved in 2003 and 2004 nor that the growth trend will continue in the future or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results of operations adversely.  The Company’s financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector.  In addition, the Company’s financial condition and results of operations could also be affected by other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which its has no control.

Increased inflation in Chile may affect our results of operations adversely.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of shares of Endesa-Chile’s common stock and ADSs.  The inflation rate was 27.3% in 1990, although it fell to single digits by 1994, and continued to decline steadily to a low of 2.3% in 1999.  Chilean CPI for the 12 months ended December 31, 2002, was 2.8%, and government officials expect 2003 Chilean CPI to be approximately 3.0% for 2003 and 2004.  Historically, a substantial part of our expenses has been denominated in Chilean pesos, and any future increases in Chilean inflation could cause the Company’s expenses to rise significantly.  As a result, the level of Chilean inflation may affect our financial condition and results of operations.

Endesa-Chile believes that moderate inflation will not materially affect its business in Chile.  Electricity tariffs in Chile, both for generation and distribution, contain indexing mechanisms that are intended to neutralize the effects of inflation.  However, the Company is unable to give any assurance that the performance of the Chilean economy, its operating results, or the value of its shares and other securities issued by the Company, will not be affected adversely by a significant increase in the level of inflation or that Chilean inflation will not increase significantly from the current level.

Foreign exchange risks may adversely affect Endesa-Chile’s results of operations and the US dollar amount of dividends payable to holders of the Endesa-Chile ADSs.

The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.  Historically, a significant portion of the Company’s indebtedness has been denominated in US dollars, and, although a substantial portion of its revenues is linked in part to US dollars, future fluctuations in the exchange rate of the Chilean peso to the US dollar, or other currencies in which the Company receives revenues or incur expenditures, may affect its financial condition and results of operations.

Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos.  The depositary will receive cash distributions that we make with respect to the shares in pesos.  The depositary will convert such pesos to US$ at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the value of the peso falls relative to the US$, the value of the ADSs and any distributions to be received from the depositary will decline.

Back to Contents

Chilean corporate disclosure, governance and accounting standards may provide investors different information than would be provided under US standards.

The securities laws of Chile that govern open or publicly listed companies such as Endesa-Chile impose disclosure requirements that are more limited than those in the United States in important respects.  The Chilean securities markets are not as highly regulated and supervised as the US securities markets.  There are also important differences between Chilean and US accounting and financial reporting standards.  As a result, Chilean financial statements and reported earnings generally differ from those reported based on US accounting and reporting standards.  See Note 34to our audited consolidated financial statements for a description of the principal differences between Chilean GAAP and US GAAP relating to the Company’s financial statements and a reconciliation between Chilean and US GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated.

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of the Endesa-Chile ADSs and common stock.

The Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States.  In addition, the Chilean securities markets may be affected materially by developments in other emerging markets, particularly in other countries in Latin America.  The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean markets in the amount and at the price and time they wish to do so.  Even though stock market trading in our company is among the most active among all Chilean companies, Endesa-Chile cannot assure you that such liquidity will continue in the future, or that trading in Endesa-Chile will continue to rank among the most active.

Lawsuits against Endesa-Chile brought outside Chile or complaints against the Company based on foreign legal concepts may be unsuccessful.

If any shareholder, including ADS holders, were to bring a lawsuit against Endesa-Chile’s officers, directors or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them in United States courts judgments obtained in the United States courts based upon the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt whether an original action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Risk Factors Relating to the Rest of Latin America

Latin American economic fluctuations are likely to affect Endesa-Chile’s results of operations.

All of our operations are located in Latin America.  Although the Company originally operated only in Chile, it has, through strategic acquisitions and investments, expanded its operations throughout Latin America.  The Company now generates a significant portion of its consolidated operating revenue and consolidated operating income outside Chile.  Accordingly, the Company’s consolidated revenues are sensitive to the performance of the Latin American economy as a whole.  If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which the Company has investments or operations, the Company’s financial condition and results of operations could be affected adversely.

The Latin American financial and securities markets have exhibited significant volatility since October 1997, reflecting the risk created by weakness in global commodity prices and slowing global economic growth.  Latin American countries have generally responded to these external factors, including currency speculation, by widening or eliminating currency fluctuation bands, raising interest rates and tightening fiscal policies.  Latin American economies, including all of those in which Endesa-Chile has investments, have recently been affected adversely by a number of internal and external factors.

The Latin American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other

Back to Contents

countries, including Chile.  The Company can offer no assurance that the Chilean financial and securities markets will not continue to be affected adversely by events elsewhere, especially in other emerging markets, or that such effects will not affect the value of Endesa-Chile’s common stock or ADSs or the interest rate yields in the secondary markets associated with Endesa-Chile’s publicly-listed bonds.

Chile continues to be rated “A-” by Standard & Poor’s and is the only investment grade country in South America.  However, we cannot give assurances that Chile will continue to maintain the credit rating granted by Standard & Poor’s and other credit agencies.

Certain Latin American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities.

Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru.  Any government’s actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls.  Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances.  If government authorities intervene in any of the countries less stable than Chile, our results of operations may be affected adversely.

Our subsidiaries may be affected by exchange rate instability.

Revenues from our non-Chilean operations are principally denominated in the relevant local currency.  Therefore, the relationship of the value of non-Chilean currencies to the US dollar and Chilean peso, and the relative rates of devaluation of Argentine, Brazilian, Colombia and Peruvian local currencies to the prevailing rates of inflation, may affect the Company’s financial condition and results of operations.

Colombia’s electricity power industry has in the past been adversely affected by guerilla attacks.

Guerrilla organizations have long been active in Colombia.  Although our Colombian facilities have never been subject to any attacks having a material impact by any guerilla group, we cannot assure you that such attacks will not occur in the future.  In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population.  In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes.  Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity.  Most of this activity has been directed towards the oil industry.  The peace negotiations between the former Colombian government and the largest guerrilla organization in the country came to an end in February 2002, and there has been an escalation of violence since then.  The increased violence could also result in renewed attacks against electricity assets, which may adversely affect our business.  The Colombian government, under its newly elected president in office from 2002, has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence.  We cannot assure you, however, that these interventionist measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

Item 4.	Information on the Company

A.	History and development of the Company.

Endesa-Chile is a publicly held limited liability stock company incorporated under the laws of the Republic of Chile.  Endesa-Chile was incorporated on December 1, 1943 and since has been registered in Santiago with the Superintendency of Securities and Insurance under Registration No. 0114.

The Chilean government owned Endesa-Chile for 42 years after its incorporation.  The Chilean government commenced Endesa-Chile’s privatization process in 1987 through a series of public offerings.  The privatization process was completed in 1989.

Back to Contents

In May 1992, Endesa-Chile began its international expansion program:

•	with the acquisition of Central Costanera S.A. and later, in August 1993, with the acquisition of Hidroeléctrica El Chocón S.A., both in Argentina;

•	In October 1995, Edegel S.A.(now Edegel S.A.A.) was acquired in Peru;

•	In December 1996, Central Hidroeléctrica de Betania S.A. E.S.P. was acquired and later, in October 1997, in association with Endesa Spain, Emgesa S.A. E.S.P. was acquired, both in Colombia; and

•	Finally, in September 1997, Centrais Elétricas Cachoeira Dourada S.A. was acquired in Brazil.

Enersis, a holding company engaged in the distribution and, through Endesa-Chile, the generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this annual report, directly or indirectly, 60% of Endesa-Chile’s outstanding capital stock.  Endesa Spain owned, directly and indirectly, 65% beneficial interest in Enersis as of December 31, 2002.  On April 13, 1999, Enersis, which already owned 25.3% of Endesa-Chile, launched a tender offer to purchase up to 34.7% of Endesa-Chile’s outstanding shares, subject to shareholder approval of a resolution to increase the maximum percentage of shares that may be beneficially owned by any one shareholder from 26% to 65%.  On April 8, 1999, Endesa-Chile’s shareholders passed the resolution and on May 11, 1999, Enersis successfully completed its tender offer for an additional 30% of Endesa-Chile’s outstanding shares on the Santiago Stock Exchange.  On May 14, 1999 Enersis acquired an additional 34.7% of Endesa-Chile’s shares in a concurrent US tender offer, increasing its ownership interest in Endesa-Chile to 60%.

Endesa-Chile’s shares are publicly traded on the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile, Bolsa de Valores (the “Electronic Stock Exchange”) and the Bolsa de Corredores, Bolsa de Valores (the “Valparaíso Stock Exchange”).  Endesa-Chile’s American Depositary Shares have been listed on the New York Stock Exchange since July 1994.  Shares of Endesa-Chile have also been listed and traded on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, since December 2001.

Company’s Contact Information

Registered Office:	Santa Rosa 76, Santiago, Chile
Mailing Address:	Casilla 1392, Correo Central, Santiago
Telephone:	(562) 630 9000
Fax:	(562) 635 4720 or (562) 635 3938

Investments and Capital Expenditures

Our capital expenditures were US$147.2 million in 2000, US$73.7 million in 2001 and US$187.7 million in 2002.  Our capital expenditures and investments during 2002 mainly included investments in Chile due to the Central Hidroeléctrica Ralco (“Ralco”) Project and capital expenditure maintenance in all our operating subsidiaries.  The 5-year credit facility signed on May 15, 2003 imposes some restrictions to our investments and capital expenditures.  At present, we expect to make capital expenditures of approximately US$494 million over the next five years.  In the long term, we also will intend to continue to seek attractive opportunities in the electricity industry internationally, either in countries in which we presently conduct operations or elsewhere in Latin America.   See “—B. Business Overview—Business Strategy.”

The table below sets forth the capital expenditures made by our subsidiaries in 2002 and expected capital expenditures for the period 2003-2007.  These expected capital expenditures are in conformity with the restrictions our 5-year credit facility signed on May 15, 2003 places on making capital investments.

Back to Contents

	Capital Expenditures

	(millions of US dollars)
	2002	2003-2007

Generation:
Chile	$174.7	$296.9
Argentina	1.8	94.7
Brazil	0.8	11.1
Colombia	3.2	29.0
Peru	6.3	61.9

Total Generation	186.8	493.6
Other	0.8	0.0

Total	187.6	493.6

As a result of the review process initiated by the Genesis Project (our cost reduction initiative), Endesa-Chile has decided to discontinue further expansion of its involvement in infrastructure projects, including the sale of Infraestructura 2000.  Additionally, Endesa-Chile has been carrying out a Financial and Economic Strengthening Plan since October 2002, which includes asset divestitures, among other activities.  The most significant of these divestitures are the sales of the hydroelectric generation plant Canutillar and transmission lines in the Northern Interconnected System (“SING”), which at the time of this annual report  have already been sold.

Divestitures

Sale of Transelec

Endesa-Chile is no longer engaged in the electricity transmission business in Chile.  On October 23, 2000, the Company completed the sale of 100% of the shares of Compania Nacional de Transmision Electrica S.A. or Transelec, for US$1,076 million.  The divestment of this transmission subsidiary, as planned for in the Genesis Project, was carried out under a public tender offer.  The winning bid was made by Hydro Quebec International Inc., a Canadian company.  This transaction resulted in a net gain of US$225 million.

Sale of Canutillar Hydroelectric Plant

On March 27, 2003, the Board of Directors of Endesa-Chile accepted the offer by Hidroeléctrica Guardia Vieja S.A. of US$174 million for the purchase of the 172 MW reservoir-based hydroelectric generating power plant Canutillar.  This sale was approved by Endesa-Chile’s Extraordinary Shareholders’ Meeting on March 31, 2003, for which Endesa-Chile received the entire cash payment on April 30, 2003.

Sale of Transmission Lines

Endesa-Chile reached an agreement with HQI Transelec S.A. to sell its transmission assets on the SING for US$110 million.  This transaction, which closed on May 30, 2003, included the sale of 285 kilometers of 220 kV  line circuits for a total of approximately US$32 million by Celta S.A., a subsidiary of Endesa-Chile, and a sale of 673 kilometers of 220 kV line circuits for a total of approximately US$78 million through Gasatacama Generación Limitada, in which Endesa-Chile holds a 50% ownership interest.  In both cases, the transaction included the transfer of the respective substations.

Sale of Infraestructura 2000

On June 23, 2003, Endesa-Chile closed the sale of Infraestructura 2000 to the Spanish company, OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. for a total amount of UF 2,305,507 (approximately US$55 million).  In addition, this transaction allows the deconsolidation of UF 9,011,000 (approximately US$220 million) in debts that Infraestructura 2000 has with third parties.

Back to Contents

The sale of the Canutillar plant, the transmission lines and Infraestructura 2000 described in the preceding three paragraphs falls within the Financial and Economic Strengthening Plan, which provides for, among its main targets, the divestiture of those assets identified in October 2002 as appropriate for sale in order to reduce our indebtedness.  The proceeds of the sales were used to reduce the Company’s debt.

The Company

Endesa-Chile, a public company, is the largest non-government owned electricity generation company in Chile measured by installed capacity with operations in Chile, Argentina, Brazil, Colombia and Peru and one of the largest electricity generation companies in Latin America.

As of December 31, 2002, Endesa-Chile had consolidated assets of Ch$6,524 billion (US$9.1 billion) (compared to Ch$6,362 billion or US$8.9 billion as of December 31, 2001), consolidated revenues of Ch$938 billion (US$1.31 billion) (compared to Ch$1,045 billion or US$1.45 billion as of December 31, 2001) and a net loss of Ch$9.3 billion (US$13 million) (compared to a net income of Ch$72.2 billion or US$100 million as of December 31, 2001).  All US dollar amounts were translated using the observed Exchange Rate for December 31, 2002 of Ch$718.61 per US$1.00.

Endesa-Chile owns and operates 20 generation facilities in Chile with an aggregate installed capacity as of December 31, 2002 of 3,935 MW (compared to 3,935 MW as of December 31, 2001).  Endesa-Chile accounted for approximately 39% of Chile’s total installed capacity as of December 31, 2002 and its electricity production of 16,286 GWh in 2002, 3.5% higher than in 2001, accounted for approximately 38% of all electricity production in Chile.  As of December 31, 2002, 19 of the generation facilities owned and operated by Endesa-Chile in Chile were connected to the SIC, with the remaining generation facility located in the Sistema Interconectado de Norte Grande, or the SING, which provides electricity to the northern mining regions of Chile.  Approximately 74% of Endesa-Chile’s installed capacity is hydroelectric, while the remainder is thermal.  Thirteen of Endesa-Chile’s 20 generation plants are hydroelectric, with a total installed capacity of 2,899 MW.  The remaining seven are coal, oil or gas-fired thermal plants with an installed capacity of 1,036 MW.  In October 1998, Endesa-Chile’s first combined-cycle plant of 379 MW connected the SIC, with Compañía Eléctrica San Isidro S.A., or San Isidro, in December 1998, Compañía Eléctrica Tarapacá S.A., or Celta, a coal fired plant of 158 MW connected to the SING in Tarapacá was put into service and in July 2000 Tal Tal, a 240 MW thermal plant, was connected to the northern part of the SIC.

In Chile, Endesa-Chile had energy sales of 20,086 GWh in 2000, 18,673 GWh in 2001 and 18,344 GWh in 2002.  Endesa-Chile had 75 customers in 2000, 69 customers in 2001 and 67 customers in 2002.  These customers include the principal distribution companies of the SIC and large industrial firms whose rates are not government regulated, which are primarily in the mining, pulp and steel sectors.  Supply contracts entered into with distribution companies are more standardized than those with unregulated customers and generally have terms ranging from four to eight years.  These contracts are extended automatically at the end of the applicable term unless terminated by either party upon prior notice.  The contracts may also include provisions that exclude Endesa-Chile from providing electricity in cases of force majeure and for binding arbitration in the event of disputes.  Sales to unregulated customers represented 31.5% of Endesa-Chile’s total energy sales.

Endesa-Chile also has interests in 23 generation facilities outside Chile with an aggregate installed capacity of 8,018 MW as of December 31, 2002 (compared to an aggregate installed capacity of 8,312 MW as of December 31, 2001).  The Company entered the electricity industry in Argentina in 1992, Peru in October 1995, Colombia in December 1996 and Brazil in September 1997.

B.	Business overview.

Endesa-Chile generates and sells electricity in five countries.  Each of these has its own regulatory framework, energy policies, number of participants in the sector, growth models and different consumption levels.  The following briefly summarizes, for each country in which Endesa-Chile operates, the main features of these markets.

Back to Contents

Chilean Operations

Electricity Generation in Chile

The Chilean electricity system is divided into four systems: Sistema Interconectado Central (the “SIC”), Sistema Interconectado del Norte Grande (the “SING”), and two minor isolated systems, Aysén and Magallanes.

The SIC, the largest of the systems, extends over a length of some 2,400 km., from Tal Tal in the north to Quellón on the southern island of Chiloé.  It has an installed capacity at December 2002 of 6,731 MW, 60.2 % of which is hydroelectric and 39.8 % thermal.  Peak demand on the SIC in 2002 was 4,878 MW and annual consumption was 31,971 GWh.  Consumption grew by 3.9 % during 2002 compared to 2001.

Endesa-Chile, directly and through its subsidiaries Empresa Eléctrica Pehuenche S.A. (“Pehuenche”), Empresa Eléctrica Pangue S.A. (“Pangue”) and Compañía Eléctrica San Isidro S.A. (“San Isidro”), is the principal operator on the SIC, with 52.4% of the total installed capacity and 47% in energy sales in 2002.

The SING covers the north of the country from Arica to Coloso, a distance of approximately 700 km.  The SING had an installed capacity at December 2002 of 3,634 MW, predominantly thermal (99.4 % of total capacity).  Peak demand on the SING in 2002 was 1,420 MW and annual consumption was 10,400 GWh.  Consumption grew by 5.6 % compared to the year before.  Endesa-Chile, through its subsidiary Celta S.A. and its associated company Nopel S.A., is an important operator on the SING, with 26.6 % of total installed capacity in 2002.

General:  Endesa-Chile, through its subsidiary Pangue, built a hydroelectric facility (467 MW) in the SIC, which commenced partial operations in November of 1996 and became fully operational in January of 1997.  In October of 1998, San Isidro put Endesa-Chile’s first combined-cycle plant (379 MW) into service in the SIC and in December of 1998, Compañía Eléctrica Tarapacá S.A. (“Tarapacá”) put a new coal-fired plant (158 MW) into service in the SING.  As of December 31, 2002, 19 of the generation facilities owned and operated by Endesa-Chile in Chile were connected to the SIC.  The remaining generation facility of Endesa-Chile in Chile was connected to the SING.  Thirteen of Endesa-Chile’s generation plants are hydroelectric, with a total installed capacity of 2,899 MW.  The remaining seven are gas-, coal- or oil-fired thermal plants with a total installed capacity of 1,036 MW.  On April 30, 2003, Endesa-Chile sold 172 MW hydroelectric power plant Canutillar to Hidroeléctrica Guardia Vieja S.A. for US$174 million.

The following table sets out information relating to Endesa-Chile’s electricity generation in Chile.

	Installed Capacity (MW) (1) As of December 31,						Production (GWh) Year ended December 31,

	2000	%	2001	%	2002	%	2000	%	2001	%	2002	%

Total Hydroelectric Generation	2,899	71.8	2,899	73.7	2,899	73.7	11,213	73.1	12,696	80.7	13,616	83.6
Total Thermal Electric Generation	1,136	28.2	1,036	26.3	1,036	26.3	4,133	26.9	3,045	19.3	2,670	16.4

Total	4,035		3,935		3,935		15,346		15,741		16,286

(1)	Figures do not take into account the sale of the Canutillar Plant in April 2003.

Source:  Endesa-Chile

A substantial portion of Endesa-Chile’s operations in Chile, Argentina, Brazil, Colombia and Peru involve hydroelectric generation and, accordingly, are dependent upon hydrological conditions prevailing in the geographic regions in which it operates.  Endesa-Chile’s operations in Chile, Argentina and Colombia were affected adversely by extreme weather conditions during 1996 and the first part of 1997.  In addition, beginning in the second half of 1998, and lasting through June 1999, Chile endured the worst drought in its recorded history, as measured by rainfall and snow-melt runoffs during such period in the SIC.  The SIC covers the area where most of the Chilean industrial, commercial and residential demand for electricity is located.  During periods of drought conditions, the amount of electricity that Endesa-Chile has contractually agreed to provide may exceed the amount of electricity that it is able to generate, which means that Endesa-Chile is then required to purchase electricity from thermal producers on the

Back to Contents

spot market in order to satisfy its contractual commitments.  The cost of these spot market purchases may, under certain circumstances, exceed the price at which Endesa-Chile sells electricity under contracts, resulting in a loss.  Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations in any year primarily by limiting contractual sales requirements to an amount not in excess of estimated production in a dry year.  In determining estimated production in a dry year, Endesa-Chile takes into account available statistical information concerning rainfall and water-flows, as well as the capacity of key reservoirs.  In addition, Endesa-Chile may take other measures such as using water from reservoirs, installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users.  However, in 1998 and the first half of 1999 contractual commitments exceeded ability to supply electricity to customers from Endesa-Chile’s own production.

The severity of the 1998/1999 drought, coupled with delays in the planned operation of a large gas-fired plant of Empresa Eléctrica Colbún Machicura S.A., or Colbún, one of Endesa-Chile’s competitors, led to the implementation by the Chilean Ministry of the Economy of periods of electricity rationing in 1998 and 1999.  The impact of the drought in Chile caused Endesa-Chile and its affected subsidiaries to take significant measures to maintain the electricity supply, including, among other things, installing additional temporary thermal capacity in the SIC, negotiating agreements with unregulated customers to lower consumption and purchasing large amounts of electricity from thermal producers to satisfy contractual obligations.  As a result, operating margins in Chile during those periods were affected adversely.

Since the third quarter of 1999 through the first half of 2003, hydrological conditions improved because of abundant rainfalls, which permitted the normal supply of electricity to Endesa-Chile’s clients, thereby putting an end to the need for electricity rationing.  Endesa-Chile believes that it will not be affected as severely by any future drought for two principal reasons.  First, Endesa-Chile has reduced its reliance on hydroelectric generation by increasing its thermal and combined cycle capacity.  The combined cycle plant San Isidro became operational in 1998 and the Tal Tal natural gas-fired plant became operational in 2000.  Second, the Company has changed its commercial policy to limit sales to regulated customers and some unregulated or contractual customers in the future.  In addition, Endesa-Chile is building its new Ralco hydroelectric facility, which is scheduled to commence operations during the second half 2004.

Endesa-Chile’s thermal electric generation facilities are either gas-, coal- or oil-fired.  Endesa-Chile meets its natural gas requirements under a 15-year gas supply contract with YPF S.A. (“YPF”) and a 25-year gas transportation agreement with Gas Andes, and  Electrogas S.A. (“Electrogas”), a company in which Endesa-Chile has a 42.5% interest.  Endesa-Chile meets its coal requirements on a competitive bid basis mainly from major international suppliers, and in the case of oil requirements, mainly from a major domestic supplier, Compañía de Petróleos de Chile S.A. (“COPEC”).

Sales:  Endesa-Chile’s overall sales strategy in Chile takes into consideration that approximately 74% of its installed generation capacity is from hydroelectric plants with low marginal costs.  Because the Chilean regulatory system requires that electricity generated by the producers with lower marginal costs be dispatched before that of producers with higher marginal costs, electricity generated in Endesa-Chile’s hydroelectric plants is generally dispatched before the electricity generated in facilities that are more dependent on thermal electric generation.  However, during unfavorable hydrological conditions, and when the marginal cost of electricity is higher due to the increased use of thermal electric facilities, electricity generated in these facilities may be dispatched before electricity generated by hydroelectric facilities.

To minimize its exposure to unfavorable hydrological conditions and reduce its purchases of electricity from other generators at the then-current spot price, Endesa-Chile’s sales strategy in the SIC of maximizing its expected operating income is to balance its contractual electricity sales with less than its estimated production during low hydrological periods.

There are no hydroelectric generating facilities in the SING and, accordingly, Endesa-Chile’s sales strategy in the SING differs from that in the SIC.  In the SING, where large mining and industrial companies are Endesa-Chile’s main customers, Endesa-Chile’s sales strategy is to enter into long-term contracts with unregulated customers before committing to spend on building and operating additional generating capacity.

Back to Contents

Endesa-Chile has a 50% ownership interest in Gasatacama S.A. (“Gasatacama”); CMS Energy Corp. (“CMS”) a US corporation, has the remaining 50% ownership interest.  Gasatacama has built a 940-kilometer natural gas pipeline from northern Argentina into northern Chile which commenced supplying gas to the SING on July 7, 1999.  Gasatacama can transport up to 8.5 million cubic meters of gas daily.  Endesa-Chile, together with CMS, have built a new gas-fired combined cycle plant with a total installed capacity of approximately 555 MW in Mejillones that is connected to the SING.  The pipeline project of Gasatacama faces competition from a second project to supply gas from the northern part of Argentina to the northern part of Chile, which became operational in November 2000.

Endesa-Chile completed the construction of an extension to the Gasatacama pipeline from Mejillones to Tal Tal, approximately 230 km to the south, in February 2000.  In addition, in July 2000, the 240 MW Tal Tal plant was put into service.  The construction of the pipeline extension has enabled the Tal Tal plant to supply electricity to the SIC.  The Tal Tal plant is a 240 MW thermal unit interconnected with the northern part of the SIC.

The following table sets forth certain statistical information regarding the proportion of Endesa-Chile’s sales in Chile which derive from its own generation facilities and from purchases from other generation companies for the periods indicated.

	Year ended December 31,

	2000	2001	2002

Number of facilities	21	20	20
Total installed capacity (MW)	4,038.5	3,935	3,935
Company’s own production (GWh)	15,346.0	15,741.0	16,286.2
Company’s purchases (GWh)	4,993.0	3,217.4	2,358.0
Plant auxiliaries and transmission losses (GWh)(1)	253.0	285.1	300.2

Total electricity sales (GWh)	20,086.0	18,673.0	18,344.0

Source:  Endesa-Chile

(1)	“Plant auxiliaries” represents internal consumption at Endesa-Chile’s generation facilities.

In 2000, 2001 and 2002, Endesa-Chile had 75, 69 and 67 customers in Chile, respectively, consisting of the principal distribution companies of the SIC and certain industrial enterprises that are unregulated customers, mainly mining, pulp and steel companies.  During each of the last  years, sales to unregulated customers represented approximately one-third of Endesa-Chile’s total energy sales in those years.

Supply contracts entered into with distribution companies are more standardized than those with unregulated customers and generally have terms ranging from four to eight years.  Such contracts are extended automatically at the end of the applicable term unless terminated by either party upon prior notice, typically of at least six months.  Such contracts may also include provisions that excuse Endesa-Chile from providing electricity in cases of force majeure and for binding arbitration in the event of disputes.

Endesa-Chile’s two largest supply contracts with regulated customers are with Chilectra and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile.  Endesa–Chile and Pangue each have supply contracts with Chilectra, which expire in 2010, subject to automatic one-year renewal periods, unless terminated upon not less than six months’ prior notice.  The contract with CGE expires in 2009, subject to automatic four-year renewal periods, unless terminated upon not less than one year’s prior notice.  All these contracts provide that, in the event that there is an overall shortage of output in the Chilean system and Endesa-Chile’s electricity output is less than its contractual sales requirements, the shortage will be shared on a pro rata basis by CGE, Chilectra and Pangue.  As a result of the 1998/1999 drought, during the periods of electricity rationing, Endesa-Chile had to briefly interrupt supply to its regulated customers from time to time in accordance with the rationing program described above.  The CGE and the two Chilectra contracts excuse Endesa-Chile’s performance in cases of force majeure.  The four contracts provide for disputes to be settled through binding arbitration although, in the case of the Chilectra contracts, subject to limited exceptions.

Back to Contents

Customarily, Endesa-Chile’s contracts with unregulated customers for the sale of electricity are long-term, having terms generally ranging from four to ten years.  Such contracts generally are extended automatically at the end of the applicable term unless terminated by either party upon prior notice.  Such contracts generally provide that the purchase price is reset periodically, typically following the National Energy Commission’s, or NEC’s, semi-annual determination of node prices.  Contracts with unregulated customers may also include specifications as to back-up power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer.  Endesa-Chile has not experienced any supply interruptions under its contracts, however, Endesa-Chile did negotiate short-term arrangements with certain customers to reduce its supply due to the effects of the drought during 1999.  In cases of force majeure, customers are also permitted to refuse purchases and Endesa-Chile is not required to supply electricity.  Contracts with unregulated customers generally do not impose any limitations on the ability of Endesa-Chile to resell output not purchased under those contracts and are generally nonassignable.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table contains information regarding Endesa-Chile’s sales of electricity in Chile by volume and by type of customer for each of the periods indicated.

	Year ended December 31,

	2000		2001		2002

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Sales at regulated prices	9,942.0	49.5	9,402.7	50.4	9,296.7	50.7
Sales at unregulated prices	5,843.0	29.1	5,850.8	31.3	5,778.0	31.5
Sales at spot marginal cost	4,301.0	21.4	3,419.5	18.3	3,269.3	17.8

Total electricity sales	20,086.0	100.0	18,673.0	100.0	18,344.0	100.0

The following table sets forth Endesa-Chile’s sales by volume to its five largest distribution and unregulated customers in Chile, respectively, in each of the periods indicated.

	Year ended December 31,

	2000		2001		2002

	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Distribution companies:
Chilectra	5,224.6	35.0	4,539.7	29.7	4,274.0	28.4
CGE	2,973.9	19.9	3,176.4	20.8	3,357.4	22.3
Sociedad Austral de Electricidad S.A.	577.2	3.9	447.0	2.9	371.4	2.5
Empresa Eléctrica de la Frontera S.A.	452.0	3.0	498.8	3.3	529.4	3.5
Empresa Eléctrica de Atacama S.A.	358.4	2.4	404.2	2.6	449.1	3.0

Total sales to five largest distribution companies	9,586.1	64.2	9,066.1	59.4	8,981.3	59.6

Unregulated customers:
Codelco División El Teniente	690.9	4.6	732.1	4.8	734.6	4.9
Industrias Forestales S.A	660.4	4.4	666.5	4.4	661.0	4.4
Cía. Minera Los Pelambres	592.6	4.0	600.4	3.9	618.8	4.1
Cía. Minera Collahuasi	701.2	4.7	712.0	4.7	733.7	4.9
Cía. Acero del Pacífico S.A.-Usina Huachipato	525.4	3.5	503.9	3.3	506.0	3.4

Total sales to five largest unregulated customers	3,170.5	21.2	3,214.9	21.1	3,254.1	21.6

Competition:  Endesa-Chile competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (“Gener”) and Empresa Eléctrica Colbún Machicura S.A. (“Colbún”).  According to statistics

Back to Contents

published by autonomous generating coordinator industry groups, known as Centros de Despacho Económico de Carga (“CDECs”), as of December 31, 2002, Gener had an installed capacity of 1,439 MW (including Guacolda 304 MW and Eléctrica Santiago 379 MW) of which 83% was thermal electric, and Colbún had an installed capacity of 1,067 MW, of which 35% was thermal electric.  In addition, there are a number of smaller entities that generate electricity in the SIC.  Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.  Endesa-Chile believes that it has considerable competitive strength in the SIC due to its large diversified capacity, extensive geographic coverage, technical expertise, customer service and established commercial relationships.  In addition, as 73.7% of Endesa-Chile’s installed capacity comes from hydroelectric power plants, Endesa-Chile generally has lower production costs than companies generating electricity in the SIC from thermal plants.  During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.  In the SING, Endesa-Chile operates one thermal electric facility with an aggregate installed capacity as of December 31, 2002, of 182 MW, or 5% of the total installed capacity in the SING.  All of the other generation companies operating in the SING, principally Electroandina (formerly Corporación Nacional del Cobre División Tocopilla)and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), and Norgener S.A.  have substantially larger operations than Endesa-Chile in the SING.

The Chilean Congress is currently debating a bill of reforming the electricity sector regulatory framework.  These regulatory changes seek to improve the conditions of the transmission sector in the country and to promote new investments in infrastructure.  This bill deals primarily with the sharing of transmission costs, which are currently borne entirely by the generation companies alone, and the narrowing of the node price range, currently at 10% to 5% of the free customer price.

Gasoducto Gas Andes S.A. (“Gas Andes”), which owns a natural gas pipeline running from Argentina to Santiago, Chile, began operations in August 1997, introducing natural gas to the SIC on a large scale.  Gas Andes has entered into several firm contracts for the transport of gas.  Endesa-Chile’s first gas-fired plant, San Isidro, commenced operations in the SIC in October 1998.  Endesa-Chile, through Electrogas, has a 42.5% interest in a consortium which built a natural gas pipeline from Santiago to Quillota, in the Fifth region, a distance of approximately 200 kilometers, which supplies natural gas to the combined cycle plants built by San Isidro and Colbún and to regional gas distribution companies.  The pipeline became fully operational in two stages during 1998.  Endesa-Chile invested an aggregate of US$45.1 million in the project.  Electrogás has signed transportation contracts with San Isidro, Colbún, Enap, Gas Valpo and EnerGas S.A. with commitments to transport approximately 4.6 million cubic meters per day.

The introduction of gas-fired plants in the SIC placed downward pressure on electricity prices, including average spot market prices, in the SIC.  Average node prices decreased by 34.9% from April 1997 to October 1999.  This price decrease adversely affected Endesa-Chile’s operating margins in Chile during those years.  Between October 1999 and April 2001 average node price increased by 25.5% from US$28.5 per MWh to US$35.44 per MWh, reversing the trend of the previous five years.  The favorable hydrological conditions in 2002 placed downward pressure on electricity prices again, however, in April 2003, the node price was set at US$33.1 per MWh, a 3.5% increase from the price set in October 2002 by local authorities.  This increase is mainly explained by the recovery of the energy demand in the market.

Endesa-Chile owns 50% of the total share capital of Gasatacama, which built a 940-kilometer natural gas pipeline from northern Argentina into northern Chile to supply gas to the SING.  The pipeline has been in operation since July of 1999.  The Gasatacama pipeline project faces competition from the Norandino pipeline which became operational in November of 1999 and which also supplies gas from the northern part of Argentina to the northern part of Chile.

With the completion of both the Gasatacama and Norandino pipelines, and the combined cycle plant projects corresponding to each of the above projects, the SING will face excess capacity for the foreseeable future.  Endesa-Chile believes that due to an influx of mining companies to the region, demand will grow substantially in the medium term.  However the NEC estimates the total capacity of the SING will grow 7% on average for the next two years.  Endesa-Chile’s exposure to the SING grew significantly with the completion of the Gasatacama and Nopel projects.

Back to Contents

Endesa-Chile’s other Chilean businesses include infrastructure projects, including building and operating a concession for a private tunnel and two toll roads, as well as engineering services primarily associated with large hydroelectric dam construction.  As a result of the review process initiated by its cost reduction initiatives under the Genesis Project, Endesa-Chile has decided to discontinue further expansion of its involvement in infrastructure projects.  Infraestructura 2000 was sold on June 23, 2003.

Argentine Operations

Total installed capacity in Argentina at December 31, 2002 was 22,838 MW, of which approximately 57 % corresponded to thermal generation.  Maximum demand during 2002 was 14,061 MW and annual consumption was 72,125 GWh.  Consumption decreased by 2.0% in 2002 compared to the previous year.

Endesa-Chile, through its subsidiaries Costanera and El Chocón, is one of the principal generators in Argentina, with 16.2% of total installed capacity and 9.7 % in terms of energy sales in 2002.  There is also a transmission company “CTM” that owns an interconnection line with Brazil, and Comercializadora del Mercosur S.A. (“CEMSA”), a trading company that has signed export contracts with Argentina.  Both CTM and CEMSA are affiliated companies of Endesa-Chile.  Other important operators in this market are AES, Pluspetrol, Pérez Companc and TotalFinaElf.

The following table sets out information regarding Endesa-Chile’s electricity sales in Argentina for the periods indicated.

	Year ended December 31,

	2000	2001	2002

Number of facilities	5	5	5
Total installed capacity (MW)	3,622	3,622	3,622
Installed capacity-Costanera (MW)	2,302	2,302	2,302
Installed capacity-El Chocón (MW)	1,320	1,320	1,320
Production (GWh)	10,129	9,948	7,168
Energy purchases (GWh)	5,424	3,070	727
Total electricity sales (GWh) (1)	15,549	12,988	7,897

(1)	Energy production plus energy purchases exceed electricity sales due to energy losses.

Costanera:  Costanera is an electricity generation company publicly traded in Argentina with a 2,302 MW installed capacity oil- and gas-fired generation facility in Buenos Aires.  The facility is one of the largest of its kind in South America and was acquired from the Argentine government following the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992 when Endesa-Chile acquired a 24% interest. Endesa-Chile subsequently increased its interest to 51.7%.  On November 19, 2001, the shareholders’ meetings of Central Costanera S.A. and Central Termoeléctrica Buenos Aires S.A. (“CBA”) approved the merger of CBA into Central Costanera S.A.  The merger was effective as of December 1, 2001, the date when the accounting books of CBA were incorporated in the accounting books of Costanera, and since such date it functioned as one company.  Costanera’s installed capacity accounted for approximately 10.08% of the total installed capacity in the Sistema Interconectado Nacional (the “NIS”) as of December 31, 2002 and its production of 3,486 GWh in 2002 (which includes CBA) accounted for approximately 5% of electricity production in the NIS for that period.  For the year ended December 31, 2002, Costanera had revenues of US$106 million and net gain of US$34.4 million, in accordance with Chilean GAAP.  For year 2002, sales of electricity (consisting of its own output and electricity purchases) were 4,178 GWh (as compared to 8,395 GWh in 2001).

At the time it was privatized in 1992, Costanera entered into an eight-year sales contract, with Empresa Distribuidora del Sur (“Edesur”), and Empresa Distribuidora del Norte S.A. (“Edenor”) Argentine electricity distribution companies which hold the concession for the distribution of electricity in the Buenos Aires metropolitan area.  For the year ended December 31, 2000, aggregate sales to Edesur and Edenor represented approximately 15.5% of Costanera’s total electricity sales.  Costanera’s contracts with Edenor and Edesur, which had a price of electricity significantly higher than the current spot market price, expired in May 2000.  Costanera took advantage of

Back to Contents

its contracts with Edesur and Edenor to finance a portion of its investment in a 851 MW gas-fired combined cycle plant which commenced operations in December of 1998.  The new unit is one of the largest of its type, measured by installed capacity, in Latin America and is one of the most efficient.

In May 1998, in anticipation of the completion of the combined cycle plant and the termination of the Edesur and Edenor contracts, Costanera entered into a 20-year contract to sell 500 MW of electricity capacity to Companhia de Interconexão Energética (“CIEN”), a company in which Endesa-Chile has a 45% interest.  This contract relates to the first interconnection line between Argentina and Brazil.  CIEN has entered into a contract to purchase an additional 500 MW of electricity from CEMSA, a company in which Endesa-Chile also has a 45% interest.  In addition, CIEN and CEMSA entered into a long-term contract to purchase 1,000 MW of electrical capacity, where 457 MW come from CEMSA and the rest come from several Argentine generators.

Endesa-Chile, through its 45% ownership interest in CIEN, Compañía de Transmisión del Mercosur S.A. (“CTM”), CEMSA and Transportadora de Energía S.A. (“TESA”), is participating in two projects to connect the Argentine and Brazilian transmission systems, and to sell electricity generated in Argentina in the Brazilian market.  In order to connect the Argentine and Brazilian transmission systems, CIEN has built one 500 kV transmission line over a distance of 500 km from Rincón, Argentina, to Itá in the State of Santa Catarina, Brazil, and also has built a second line with identical capacity.  The cost of the two lines was approximately of US$650 million.  Two converter stations have been installed in order to convert the energy from 50 Hz to 60 Hz.  The first line started operations in June 2000 and the second one began operations in May 2002 in its first 500 MW stage.  The second stage (500MW) began in August 2002.  CIEN has received two 20-year authorizations from ANEEL to operate the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government.  CIEN executed  four power purchase agreements to sell energy in Brazil.  Furnas Centrais Elétricas S.A. (“FURNAS”), Centrais Geradoras do Sul do Brasil S.A. (“GERASUL”), and Companhia Paranaense de Energia - COPEL (“Copel”), are the Brazilian companies to which the energy imported from Argentina will be supplied.  The contracts are at fixed reales-denominated prices, indexed in part to the dollar.  The contracts with GERASUL and FURNAS are not “take or pay” as to the amount of energy to be purchased, but do require the supply of 1,000 MW of capacity at all times.

On June 6, 2003, CIEN notified CEMSA that for the month of May 2003, it would only make a partial payment on agreements relating to the Second Interconnection Line Brazil-Argentina.  This partial payment would equal all of those agreements executed by parties other than Copel to the Second Interconnection Line Agreement, which corresponds to approximately 20% of the total payment.  CIEN’s notice indicated that CIEN was deducting all of the amount relating to Copel since its client, Copel Distribuição has not fulfilled payments to CIEN arising from this agreement.  Thus, CEMSA notified Costanera that CEMSA will only be able to make a 20% partial payment on the agreements related to the Second Interconnection Line Brazil-Argentina.  This 20% partial payment would amount to 69 MW of the total 344 MW pertaining to agreements not related to Copel.

At the date of this report, Costanera is in arrears on the seventh semi-annual installment, originally due on March 29, 2003, which includes US$8.9 million in principal and US$0.9 million in interest, on a supplier credit with aggregate remaining principal of US$179.7 million with Mitsubishi Corporation (“Mitsubishi”).  However, Costanera has received a letter from Mitsubishi acknowledging that Costanera has not yet been able to make the payment on the seventh installment, and that Mitsubishi accepts to renegotiate both the new payment date and the terms of the payment in arrears.  On prior occasions, Mitsubishi and Costanera have agreed on the extensions of other payments under this credit.  Costanera is also late in the principal payment of a US$3.6 million credit export obligation with a bank with aggregate principal amounting to US$7.5 million.

Since the beginning of the Argentine crisis, many companies in Argentina, especially those with foreign currency indebtedness, have fallen behind temporarily on payments of certain debt obligations, and have had to constantly renegotiate new payment schedules and terms with creditors.  Endesa-Chile believes that all of its past due obligations will be resolved, although no assurances can be given as to the timing of such resolution.  See “Item 3.  Key Information—D. Risk Factors—Risk Factors Related to Argentina.”

El Chocón: El Chocón is an electricity generation company that has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity.  El Chocón is currently the second largest

Back to Contents

hydroelectric facility in Argentina, accounting for approximately 6% of the installed capacity in the NIS as of December 31, 2002 and its production of 3,682 GWh in 2002 accounted for approximately 4.87% of all the electricity produced in the NIS in such period.  The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River.  During  the first half of 1997, all of 1998 and the first half of 1999, the operations of El Chocón were adversely affected by a severe drought in the Comahue region of Argentina, resulting in lower generation at El Chocón.  Since the second half of 1999 to the date of this annual report, hydrological conditions have been normal allowing the recovery of the reservoir levels.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the NIS’s major peak suppliers.  Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.  For the year ended December 31, 2002, El Chocón had revenues of US$31 million and a net loss of US$35.9 million, calculated in accordance with Chilean GAAP.  For that period, sales of electricity were 3,719 GWh, compared to 4,593 GWh in 2001.  Approximately 15.72% of El Chocón’s sales in 2002, measured in terms of GWh, were made pursuant to long-term sales contracts with electricity distribution companies and large scale users, while the remainder was sold in the spot market.

Endesa-Chile currently owns 69.9% of Hidroinvest S.A. (“Hidroinvest”), which purchased a 59% interest in El Chocón, representing an investment of US$278.2 million, in August of 1993.  Endesa-Chile owns, through a 99.99% owned subsidiary, an additional 6.2% interest in El Chocón.

The limited transmission capacity from the Comahue region, in which the El Chocón hydroelectric facility is located, to the Buenos Aires region restricts El Chocón’s potential sales volume and reduces the average achievable rates at which El Chocón can sell its electricity, as node prices in the Comahue region are lower than node prices in the Buenos Aires region.  In October of 1997, Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”) obtained the concession to build a 500 kV transmission line to the Buenos Aires region.  The transmission line was completed in October of 1999 and increased transmission capacity by approximately 1,000 kW.  El Chocón has a 16.0% participation in the transmission line.

Endesa-Chile operates El Chocón for a fee payable to it pursuant to an operating agreement with a term equal to the duration of the concession.  The agreement is not terminable by Endesa-Chile for a period of five years from its effective date.  El Chocón does not have the right to terminate the operating agreement, except following the non-performance by Endesa-Chile of its agreed upon obligations.  Under the terms of the operating agreement, Endesa-Chile is entitled to a fee payable in US dollars based on El Chocón’s annual gross revenues, payable in monthly installments.  El Chocón has agreed to indemnify Endesa-Chile against all liabilities resulting from its operation of the facilities owned by El Chocón.

Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the sale of Costanera, El Chocón and Costanera must comply with certain reporting and monitoring obligations and emission standards.  The failure by El Chocón and Costanera to comply with these requirements and with federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the El Chocón concession agreement.  The government can also order the suspension of operations of Costanera.  Costanera and El Chocón have filed reports pursuant to the Hazardous Wastes Law and its implementing decree, Decree 831/93, which regulate the disposal of hazardous wastes in Argentina.  El Chocón and Costanera have been informed that they have been classified as “eventual” generators of hazardous waste.  Endesa-Chile believes that El Chocón and Costanera are in compliance with all material obligations relating to environmental matters.

El Chocón has bonds outstanding in the aggregate principal amount of US$140 million.  El Chocón has successfully renegotiated extensions of the maturity date of the principal of these bonds on two separate occasions.  As of the date of this annual report, the bonds are scheduled to mature in February 2004 and El Chocón is in compliance with all of the contractual terms relating to the bonds.  The Company believes that El Chocón will be able to extend the maturity date of this obligation again.

Back to Contents

Brazilian Operations

Total installed capacity in Brazil at December 2002 was 76,140 MW of which 84% was hydroelectric and 16% thermal and nuclear.  Peak demand during the year was 50,408 MW and consumption for the year was 339,643 GWh.  Consumption increased by approximately 3.3% in 2002 compared to 2001.

Endesa-Chile has a small participation in the Brazilian market through its subsidiary Cachoeira Dourada, accounting for 1% of Endesa-Chile’s installed capacity and 1% of total energy sales in 2002.  Endesa-Chile has also, through its non-consolidated affiliate, CIEN, participated in a 2,000 MW interconnection project corresponding to the interconnection line between Argentina and Brazil.  Other important private operators in the market, apart from the state-owned Electrobrás, are Tractebel, and AES.

The following table sets out certain statistical information regarding Endesa-Chile’s electricity sales in Brazil for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31

	2000	2001	2002

Number of facilities	1	1	1
Installed capacity-Cachoeira Dourada (MW)	658	658	658
Production (GWh)	3,406	2,256	2,467
Energy purchases (GWh)	481	854	1,125
Total electricity sales (GWh)	3,887	3,743	3,591

In September 1997, a consortium consisting of Endesa-Chile and Edegel was awarded 78.9% of the share capital of Cachoeira Dourada, for US$715.2 million and the role as operator of Cachoeira Dourada, representing Endesa-Chile’s first entry into Brazil.  In October of 1997, the consortium acquired an additional 0.5% interest from the employees of Cachoeira Dourada for US$3.7 million.  During 1998 and 2000, Endesa-Chile, through its subsidiary Lajas Inversora S.A. (formerly Lajas Holding Inc.), increased its indirect holding in Cachoeira Dourada.  As of December 31, 2002, Endesa-Chile had an economic interest of 92.5% in this company.  Cachoeira Dourada operates a 658 MW run-of-the-river hydroelectric facility in the State of Goiás, south of Brasilia.  After the rationing period (June 2001 to February 2002), Cachoeira Dourada’s production has increased to 2,467 GWh in 2002 from 2,256 GWh in 2001.  For the year ended December 31, 2002, Cachoeira Dourada had revenues of US$71.5 million and a net loss of US$49.4 million under Chilean GAAP.  Cachoeira Dourada sells all of its electricity pursuant to a long-term take-or-pay contract executed on September 1997 with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), the regional state-owned distribution company.  The contract has a term of 15 years.  During the first five years, CELG is obliged to purchase all of the electricity produced by Cachoeira Dourada.  That amount is reduced by 10% a year beginning in the sixth year.

CIEN has executed four power purchase agreements, to sell the energy in Brazil.  Furnas Centrais Elétricas S.A. (“FURNAS”), Centrais Geradoras do Sul do Brasil S.A. (“GERASUL”), Companhia Paranaense de Energia - COPEL (“Copel”) and Companhia de Electricidade do Río de Janeiro (“Cerj”), are the Brazilian companies to which the energy imported from Argentina will be supplied.  The contracts are at fixed reales-denominated prices, indexed in part to the dollar.  The contracts with GERASUL and FURNAS are not “take or pay” as to the amount of energy to be purchased, but do require the supply of 1,000 MW of capacity at all times.

In relation to the second interconnection line, Copel has suspended the payments of the energy and capacity contracts with CIEN since January 2003.  Endesa-Chile estimates that the present amount due for payment by Copel to CIEN is approximately US$100 million, according to supply invoices and cost reimbursements for the months of December 2002 and January through May 2003, including the interest and fines provided for under the terms of the energy and capacity contracts.  CIEN and Copel are currently in discussions for reaching an agreement on this matter in order to continue the current contracts.  CIEN is working in order to resolve this situation in the near future, however, we can give no assurance that it will in fact be able to do so.

Back to Contents

Colombian Operations

Endesa-Chile’s operations in Colombia consist of Central Hidroeléctrica de Betania S.A. E.S.P. (“Betania”), a 540 MW hydroelectric facility south of Bogotá, and Emgesa, S.A. (“Emgesa”), a 2,192 MW facility located in the Cundinamarca and Huila region.  Other important operators in this market are AES and Unión Fenosa.

The following table contains information regarding Endesa-Chile’s operations in Colombia for the periods indicated.

	Year ended December 31,

	2000	2001	2002(1)

Number of facilities	10	10	8
Total installed capacity (MW)	3,034	3,034	2,732
Production (GWh)	9,618	10,106	10,699
Energy purchases (GWh)	3,737	4,485	4,023
Total electricity sales (GWh)	13,356	14,591	14,722

(1)	On July 2, 2002, EMGESA closed 302 MW of its installed capacity in Casalaco’s facility.

In December of 1996, the Colombian government began the privatization process of its electricity generation assets and conducted a competitive auction for its 99.9% interest in Betania.  A consortium led by Endesa-Chile, through Capital Energía S.A. (“CESA”), won the international auction with a total bid of approximately US$302 million on December 27, 1996.  As of December 31, 2002, Endesa-Chile, through its wholly-owned subsidiaries Endesa de Colombia S.A. (“Endesa-Colombia”) and Compañía Electrica Cono Sur S.A. (“Cono Sur”), owns an 85.6% interest in Betania.  The balance is owned by wholly-owned subsidiaries of Corporación Financiera del Valle S.A. (“Corfivalle”), a Colombian investment company.  Endesa-Chile is Betania’s technical operator.  Pursuant to the terms of the privatization, in December 2001 the consortium offered for sale 15% of the shares which it purchased from the government in 1996, on the Colombian Stock Exchange.  As a result of the public offering, 500,000 shares were sold.

Betania accounted for approximately 4.0% of the total installed capacity in the Colombian system as of December 31, 2002.  The plant is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia, 380 kilometers from Bogotá.  Betania’s production of 1,829 GWh in 2002 accounted for approximately 4.1% of total electricity production in the Colombian system in that period.

For the year ended December 31, 2002, Betania had revenues of US$48.1 million and a net loss of US$10.2 million, in accordance with Chilean GAAP.  For that period, 2,638 GWh of electricity were sold, approximately 53.9% of which was sold pursuant to sales contracts.  The remainder was sold in the spot market.

In September 1997, Capital Energía, S.A. (“CESA”), a company in which a wholly-owned subsidiary of Betania had a 51% interest, acquired a 48.5% interest in Emgesa.  The consortium also acquired a 5.5% interest in Empresa de Energía de Bogotá S.A. E.S.P. (“EEB”), a holding company which owns the remaining 51.5% interest in Emgesa.  Emgesa was formed in order to privatize EEB, a fully integrated electric utility.  In order to do so, its transmission and distribution assets were contributed to form Codensa S.A. E.S.P. (“CODENSA”), and its generation assets were contributed to form Emgesa.  The consortium paid US$809.8 million for its interest in Emgesa.  Emgesa’s board of directors consists of five members, of which the consortium has the right to select three.  Betania is the operator of Emgesa and does not receive any fees for its services.

Emgesa is the largest electricity generator in Colombia with an aggregate installed capacity, as of December 31, 2002, of 2,192 MW, approximately 16.1% of the total installed capacity in Colombia.  Emgesa owns seven generation facilities, six of which are hydroelectric, with the remaining plant being coal-fired thermal electric.  Emgesa’s production of 8,870 GWh accounted for approximately 19.8% of electricity production in the Colombian system.  For the year ended December 31, 2002, Emgesa had gross revenues of US$268.5 million and net income of US$78.2 million in accordance with Chilean GAAP.  For that period, sales of electricity were 12,084 GWh,

Back to Contents

approximately 65.1% of which was sold pursuant to sales contracts.  The remainder was sold in the spot market.  Emgesa sells a substantial portion of its production to CODENSA pursuant to a series of long-term contracts.

Approximately 92.8% of Endesa-Chile’s installed capacity in Colombia is hydroelectric.  As a result, production can be affected adversely by drought conditions in Colombia.  Between 1999 and 2001 (following severe drought conditions in central Colombia in 1997, through February 1998 caused by the weather effect, “Fenómeno del Niño”), normal hydrological conditions stabilized spot market prices.  During 2002, the “Fenómeno del Niño” was moderate, resulting in drier climate conditions and higher prices.  The “Fenómeno del Niño” has different effects in different countries.  It may produce severe drought in some countries where we operate and severe flooding in other countries, on any given year.

Peruvian Operations

Peru’s installed capacity as of December 31, 2002 was 4,783 MW of which 59% was hydroelectric.  Peak demand on the National Interconnection System was 2,908 MW in 2002 while the isolated system reached 1,142 MW.  Total consumption on the National Interconnection System in 2002 was 19,660 GWh, 6.5% higher than in 2001.

Endesa-Chile, through its subsidiary Edegel S.A.A., had a market share of 22% in 2002 in terms of installed capacity and 23.0% in terms of energy sales.  Other important operators in the Peruvian market are Electroperú, Egenor, Enersur, Eepsa and Etevensa.

In November 1995, Endesa-Chile expanded its operations into Peru when Generandes Co., a Cayman Islands company organized by a consortium led by Entergy Corporation, a US company (currently replaced by Southern Cone Power Perú S.A.), and Inverandes S.A., wholly owned by Endesa-Chile (currently replaced by Compañía Eléctrica Cono Sur S.A.), acquired a 60.0% interest in Edegel S.A.. (“Edegel”).  In August 1996, Generandes Co. assigned its interest in Edegel to Generandes Perú S.A. (“Generandes”).  Edegel’s operations were previously part of Electrolima S.A. Empresa Regional de Servicio Público de Electricidad S.A. (“Electrolima”), a privatized Peruvian state electric utility.  As of December 31, 2002, Compañía Eléctrica Cono Sur S.A. owned 59.63%, Southern Cone Power Peru S.A. owned 38.13 % and local Peruvian partner owned 2.24 % of Generandes.  Endesa-Chile’s economic interest in Edegel as of such date was 37.9%.  The following table contains information regarding Endesa-Chile’s electricity sales in Peru for the periods indicated.

	Year ended December 31,

	2000	2001	2002

Number of facilities	8	8	8
Total installed capacity-Edegel (MW)	1,003	1,003	1,003
Production (GWh)	3,623	4,176	4,279
Energy purchases (GWh)	19	64.9	64.7
Total electricity sales (GWh)(1)	3,604	4,239	4,158

(1)	Energy production plus energy purchases exceed electricity sales due to energy losses.

Edegel owns two hydroelectric plants located 280 kilometers from Lima, five hydroelectric plants located at an average distance of 50 kilometers from Lima and one thermal plant located in the city of Lima.  It is the largest privately owned electricity generation company in Peru.  The eight plants have a combined installed capacity of 1,003 MW, of which 736 MW are hydroelectric.  In 2002, Edegel produced  4,279 GWh.  All the plants deliver energy to the Sistema Interconectado Nacional, or the SINAC grid.  Edegel also owns transmission lines (220 kV and 66 kV) that connect the plants with demand centers in the Lima area.  Approximately  65% of Edegel’s power sales in terms of megawatts are currently made to the principal distribution companies and some large users.  The remaining sales are made in the spot market.  Energy sales in 2002 were 4,158 GWh compared to 4,239 GWh in 2001.  In 2000, Edegel completed the construction of the Yarango hydroelectric plant with an installed capacity of 43 MW and the Chimay hydroelectric plant with an installed capacity of 153 MW.  The Yarango and Chimay plants began to operate in February 2000 and October 2000, respectively.

Back to Contents

Business Strategy

We seek to take advantage of our know-how and market position as the leading utility company in Latin America to:

•
expand our coverage to compete in an increasingly regional market in which there is a long-term expectation of significant growth in per capita energy consumption, despite the current regional turmoil;

•	enhance our operating margins by significantly reducing the operating and financial costs of our existing businesses; and

•	maximize our return on investment in our subsidiaries.

To carry out these business strategies, the Company has planned capital expenditures for its core electricity generation business.  The Company invested a total of approximately US$252.2 million in 1999, US$147.2 million in 2000, US$73.7 million in 2001 and US$187.7 million in 2002 in its electricity generation business.  The additional elements of our strategy are described in greater detail below.

SIC Projects:  Demand for electricity in the SIC has grown at an average annual rate of 6.0% in the five years ended December 31, 2002, compared to a 3.7% compounded average annual growth rate for Chile’s gross domestic product over the same period.  For the fiscal year ended December 31, 2002, demand in the SIC grew by 4.0%, while Chile’s gross domestic product grew by 3.4%.  The official forecasts of Chile’s National Energy Commission for the SIC are that energy demand will grow by 7.0% in 2003 and by an average annual rate of 8.5% through 2006.

Endesa-Chile, through its 45% ownership interest in CIEN, Compañía de Transmisión del. Mercosur S.A. (“CTM”), Comercializadora del Mercosur S.A. (“CEMSA”) and Transportadora de Energía S.A. (“TESA”), is participating in two lines that connect the Argentine and Brazilian transmission systems, and to sell electricity generated in Argentina in the Brazilian market.  In order to connect the Argentine and Brazilian transmission systems, CIEN constructed one 500 kV transmission line over a distance of 500 km from Rincón, Argentina, to Itá in the State of Santa Catarina, Brazil, and it also constructed a second line with identical capacity.  The cost of the two lines was approximately US$650 million.  Two converter stations were installed in order to convert the energy from 50 Hz to 60 Hz.  The first line started operations in May 2000 and the second one began operating in May 2002 in its first 500 MW stage.  The second 500 MW stage began operations in August 2002.  CIEN has received two 20-year authorizations from ANEEL to operate the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government.

Endesa-Chile had invested a total of approximately US$370 million as of December 31, 2002 and anticipates expenditures of US$179 million and US$47 million in 2003 and 2004, respectively, to complete the Ralco facility.  Development costs of the project have been funded with cash from operations provided by Endesa-Chile, and Endesa-Chile expects that, pending construction of the project, it will continue to finance capital expenditures with operating cash flow.  Endesa-Chile expects that construction of the project will be funded through a combination of cash from Endesa-Chile’s operations, suppliers’ credit from equipment suppliers and borrowings from financial institutions.

Other:  In the Aysen Region of southern Chile, Endesa-Chile owns significant undeveloped water rights to the Baker and Pascua rivers.  Although transmission of hydroelectric power within the southern region or to the SIC is currently not commercially feasible, management believes that Endesa-Chile’s ownership of these water rights will ultimately position it to benefit from future growth in demand.

Financial and Economic Strengthening Plan

In October 2002, Endesa-Chile’s Board of Directors unanimously approved the Financial and Economic Strengthening Plan in order to strengthen our equity base, refinance our bank debt and deal with short-term liquidity issues.  In particular, the Board of Directors recognized that Endesa-Chile, on a stand-alone basis, was over-leveraged , that syndicated and bilateral bank credits extended to Endesa-Chile for an aggregate total of more than US$743 million, would come due in 2003 and 2004, and that two of the Endesa-Chile Group’s public bonds would

Back to Contents

mature between May and July 2003, posing a potential liquidity risk for the Group.  We believe that the funds Endesa-Chile expects to obtain with the implementation of the Financial and Economic Strengthening Plan will improve the Company’s capital structure and provide liquidity.

This Financial and Economic Strengthening Plan contemplates the following operations:

Refinancing Bank Debt: Endesa-Chile had significant amounts of debt that were scheduled to mature in 2003 and 2004.  Specifically, 1) most of Endesa-Chile’s syndicated and bilateral loans, 2) a €400 million three-year floating rate note maturing on July 24, 2003, issued by Endesa Internacional, a wholly-owned subsidiary of the Company (the “Endesa-Chile MTN”) and 3) a US$170 million 7.3% Notes due May 1, 2003, issued in 1996 by Empresa Eléctrica Pehuenche S.A., a majority-owned subsidiary of Endesa-Chile (the “Pehuenche Yankee Bond”) would mature during such period.  The Pehuenche Yankee Bond matured in May 2003 and was fully repaid upon its maturity.  On May 15, 2003, we refinanced US$743 million of the Company’s syndicated and bilateral bank debt and structured it as a US$743 million Senior Guaranteed Syndicated Term Loan Facility for Endesa-Chile, acting through its Cayman Islands Branch (the “Endesa-Chile Facility”).

The refinancing of bank obligations with the Endesa-Chile Facility is expected to allow Endesa-Chile to: (a) make payments for the bond maturities coming due in 2003 for a total of US$550 million, (b) lengthen the maturity profile of its debt and (c) allow a greater period of time before amortizing principal payments on its debt.

Among other consequences, this refinancing removes certain mandatory prepayment triggers associated with the Standard & Poor’s credit rating and the pricing grids that tied the interest rate margin of Endesa-Chile indebtedness to such Standard & Poor’s credit rating.  See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

On April 16, 2003, immediately after the successful bank refinancing, Standard & Poor’s lifted the “negative outlook” on the Endesa-Chile’s rating and changed the outlook to “stable”.

Asset Sales: On October 4, 2002, Endesa-Chile’s board of directors decided that the Financial and Economic Strengthening Plan would include the sale of assets to generate proceeds of approximately US$500 million to US$600 million, which will be used to repay the indebtedness relating to the bond maturities coming due in 2003.  Thus, we intend to repay such obligations as they become due with a combination of cash on hand and the proceeds of asset sales.  As part of the Financial and Economic Strengthening Plan, Endesa-Chile has sold:

•	Central Hidroeléctrica Canutillar, a plant that began operating in 1991 with an installed capacity of 172 MW (or 4.4% of Chile’s total installed capacity) on April 30, 2003 for US$170 million;

•	Infraestructura 2000. This sale has generated US$55 million and the Company’s consolidated debt will be reduced by approximately US$220 million.

Other:  We also expect the Financial and Economic Strengthening Plan will provide support to the Company’s investment projects, primarily Ralco.  The loss of installed capacity for Endesa-Chile due to the sale of Canutillar will be offset by the introduction of Ralco, which is expected to become operational in the second half of 2004.  Ralco has an estimated annual production of 3,000 GWh, compared to 950 GWh from Canutillar.  This sale will not affect Endesa-Chile’s leading position in the Chilean Interconnected System (Sistema Interconectado Central, or SIC), as its market share of generation will only be reduced from 52% to 49%.  Endesa-Chile is working on the refinancing of Gasatacama S.A. project with third-party debt with international financial institutions and the proceeds will be used to repay the project’s debt to its investors.  Endesa-Chile has been in the process of selling some transmission lines owned by the Company and its subsidiaries.  See “—A. History and development of the Company—Divestitures.”

The Financial and Economic Strengthening Plan, which involves the sale of assets, the refinancing of Gasatacama and the reduction of debt as a result of the sale of Infraestructura 2000, is expected to decrease the Company’s consolidated liabilities by approximately US$500 million to US$600 million.

Back to Contents

C.	Organizational structure.

The following information sets out a brief description of Endesa-Chile’s significant subsidiaries as of December 31, 2002.

Central Costanera S.A. (“Costanera”)

Costanera is a publicly traded electricity generation company located in Buenos Aires, Argentina, with a 1,451 MW capacity oil and gas-fired generation facility and a 851-MW capacity natural gas combined-cycle facility, that came into service in December 1998.  Costanera’s generation reached 3,486 GWh and total electricity sales reached 4,178 GWh in 2002.  Endesa-Chile acquired a 24.00% interest in Costanera in 1992, when Costanera was privatized by the Argentine government and has increased its beneficial ownership since then.  Endesa-Chile, through its subsidiary Endesa Argentina owns 51.93 % of Costanera.  Costanera is incorporated in Argentina.

Hidroeléctrica El Chocón S.A. (“El Chocón”)

El Chocón is an electricity generation company located between the Neuquén and Río Negro provinces in southern Argentina (the Comahue Zone).  It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW.  El Chocón is currently the second largest hydroelectric facility in Argentina.  During 2002, El Chocón’s total generation was 3,682 GWh and its total electricity sales were 3,719 GWh.  This 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.00% of the shares in July 1993 during the privatization process.  Endesa-Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession.  Endesa-Chile’s has an indirect holding of 47.5% in El Chocón through Hidroinvest.

Centrais Elétricas Cachoeira Dourada S.A. (“Cachoeira Dourada”)

Cachoeira Dourada, incorporated in Brazil, is located in Goias state, south of Brasilia.  It owns a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW.  During 2002, its total generation was 2,467 GWh and its total electricity sales were 3,591  GWh.

In September 1997, a consortium comprised of Endesa-Chile, with an 81.94% interest, and the Peruvian-associated Edegel, with an 18.06% was awarded 79.36% of the share capital of Cachoeira Dourada.  In 1998 and 2001, Endesa-Chile, through its subsidiary Lajas Inversora S.A. (formerly Lajas Holding Inc.), increased its indirect holding in Cachoeira Dourada.  Endesa-Chile’s indirect holding in Cachoeira Dourada is 92.50%, through its subsidiary Lajas Inversora S.A. (formerly Lajas Holding Inc.).  Endesa-Chile is the operator of the Cachoeira Dourada plant.

Pehuenche S.A. (“Pehuenche”)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule river.  Its 566 MW Pehuenche plant started operating in 1991, its 89 MW Curillinque plant started up in late 1993, and its 40 MW Loma Alta plant started operating in August 1997.  In 2002, total generation was 3,969 GWh and total electricity sales were 3,939 GWh.  Endesa-Chile holds 92.65% of the share capital of Pehuenche as of December 31, 2002.  Pehuenche is incorporated in Chile.

Pangue S.A. (“Pangue”)

Pangue was incorporated to build and operate the 467 MW installed capacity hydroelectric power station on the Bío-Bío river.  The first unit commenced operations on October 31, 1996, while the second unit commenced operations on February 3, 1997.  Pangue’s installed capacity is approximately 7% of the SIC’s total installed capacity.  During 2002, total generation was 1,978 GWh and total electricity sales were 2,070 GWh.  Endesa-Chile holds 94.99% of the share capital of Pangue as of December 31, 2002.  Pangue is incorporated in Chile.

Back to Contents

Compañía Eléctrica Tarapacá S.A. (“Celta”)

Celta was formed in November 1995 to build and operate the 182 MW coal-fired thermal plant in the SING.  Celta’s installed capacity represents 5.3% of the total installed capacity of the SING.  Celta has a 20-year contract with the copper mining company Doña Inés de Collahuasi, by which Celta commits to provide 91 MW of power per year.  Sales associated to this contract were 726 GWh during 2002, which represent 77% of the company total electricity sales.  Total electricity generation was 602 GWh and total electricity sales were 936 GWh.  Celta is a 100% owned subsidiary of Endesa-Chile.  Celta is incorporated in Chile.

Compañía Eléctrica San Isidro S.A. (“San Isidro”)

San Isidro was incorporated in February 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota in the Fifth Region.  The plant began commercial operations in October 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC.  This transmission system is owned by Transquillota Ltda., in which San Isidro S.A. has a 50% interest.  Endesa-Chile holds 75% of the share capital of San Isidro.  The remaining shares are held by Entergy.  San Isidro is incorporated in Chile.

Ingendesa

Ingendesa is a multi-disciplinary engineering company founded in late 1990.  Its purpose is to provide engineering services, project management and related services in Chile and internationally.  It therefore offers all the necessary specializations: civil, mechanical and electrical engineering, metallurgy, architectural and environmental services.  Since its creation, Ingendesa has been consolidating its position as one of the principal consulting firms in the Chilean electrical industry, with a large share in the design and inspection of Chile’s largest electricity generation and transmission projects.  It has also diversified into new business areas.  Ingendesa is a 97.64% owned subsidiary of Endesa-Chile.

Túnel El Melón S.A. (“Túnel El Melón”)

Túnel El Melón S.A. was formed in July 1993 to construct and manage the public road tunnel called Túnel El Melón, under a 23-year concession.  It includes 3.3 km of access roads and a tunnel approximately 2.5 km long.  It is located 130 km north of Santiago and was the first infrastructure concession granted by the Chilean state.  Commercial operation of the tunnel began in September 1995.  Endesa-Chile owns 99.95% of this company.

Sociedad Concesionaria Autopista Del Sol S.A.

This company was formed to build and manage the Santiago-San Antonio Highway No. 78 under a 23-year concession.  The highway is 108 km long.  The first section between Malloco and San Antonio began operations in April 1997, while the section Santiago-Malloco began its operations in January 1998.  The Ministry of Public Works gave its final approval of the highway public works in June 2001.   Endesa-Chile held a 60.04% interest in this subsidiary through Infraestructura 2000 as of December 31, 2002.  Infraestructura 2000 was sold on June 23, 2003.

Autopista Los Libertadores S.A.

The purpose of this company is to build and manage the Santiago-Colina-Los Andes Highway under a 28-year concession.  The project consists of the widening and improvement of the present General San Martín highway, approximately 90 km long, and includes the construction of a two-lane highway and access roads between Santiago and Colina, a Colina two-lane by-pass between Peldehue and Casas de Chacabuco and a one-lane Los Andes by-pass.  It also includes the improvement and resurfacing of the Chacabuco tunnel.  In December 2001, the Ministry of Public Works gave its final approval of the highway works.  Endesa-Chile’s indirect shareholding, through Infraestructura 2000, in Autopista Los Libertadores was 58.36% as of December 31, 2002.  Infraestructura 2000 was sold on June 23, 2003.

Back to Contents

Emgesa S.A. E.S.P. (“Emgesa”)

On September 15, 1997, Central Hidroeléctrica de Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa, with 48.48% of the shares.  Emgesa has a total installed generating capacity of 2,912 MW, of which 1,971 MW is hydroelectric and 221 MW are thermal-generated.  During 2002, Emgesa’s total generation was 8,870 GWh and total sales were 12,084 GWh.  As of December 31, 2002, Endesa-Chile’s indirect holding in Emgesa was 22.36%.  Emgesa was incorporated in Colombia.

Central Hidroeléctrica De Betania S.A. E.S.P. (“Betania”)

Betania is a hydroelectric generation facility and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia.  In December 1996, a consortium comprised of Endesa-Chile, with a 75% interest and the Colombian company Corfivalle, with the remaining 25% interest, was awarded 99.9% of the share capital of Betania.  In 1997, following a program of operating improvements, the capacity of the plant was increased from 510 to 540 MW.  During 2002, total generation was 1,829 GWh and total sales were 2,638 GWh.  As of December 31, 2002, Endesa-Chile owned 85.62% of Betania.  Betania is incorporated in Colombia.

Edegel S.A.A. (“Edegel”)

Edegel is an electricity generation company that owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and one thermal plant (Santa Rosa), with a combined installed capacity of 1,003 MW.  In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (153 MW), and a 220 kV transmission line linking both plants to the Peruvian system.  During 2002, total generation was 4,279 GWh and total electricity sales were 4,158 GWh.  As of December 31, 2002, Endesa-Chile had a 37.90% share in this indirect subsidiary.  Edegel is incorporated in Peru.

Principal Associated Companies

Comercializadora de Energía del Mercosur S.A. (“CEMSA”)

CEMSA is responsible for trading electricity, including imports and exports of energy.  Endesa-Chile has an indirect holding in CEMSA of 45%.  CEMSA’s other shareholder is Endesa-Spain.  CEMSA is incorporated in Argentina.

CIEN - Companhia De Interconexão Energética  (“CIEN”)

This Brazilian company is responsible for trading electricity in the Brazilian market and for the operation of the whole transmission system on the Brazilian side of the Brazil-Argentina interconnection project.  As of December 31, 2002, Endesa-Chile had a 45% share in this company.  CIEN is incorporated in Brazil.

Electrogas S.A. (“Electrogas”)

Electrogas was formed in late 1996.  The objective of this company is to offer natural gas transportation services to the Fifth Region, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota.  Endesa-Chile has a 42.5% share in this company.  The other shareholders are Colbún S.A. and Enap.

Gasoducto Atacama Chile Limitada (“Gasoducto Atacama”)

Gasoducto Atacama was formed with the purpose of transporting natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities.  The company Gasoducto Atacama Companía Limitada changed its name to Gasoducto Atacama Chile Limitada in October 2002, and its trading name is Gasoducto Atacama.  Endesa-Chile has a 50% share in Gasoducto Atacama.

Back to Contents

Gasatacama Generación Limitada (“Gasatacama Generación”)

The purpose of this company is to generate, transmit, purchase, distribute and sell electric energy in the SING.  The company Nor Oeste Pacífico Generación de Energía Limitada (“Nopel Ltda.”) changed its name to GasAtacama Generación Limitada in October 2002, and its trading name is GasAtacama Generación.  Endesa-Chile has a 50% share in this company.

Back to Contents

Subsidiaries

The following table shows the principal subsidiaries and associated companies of Endesa-Chile.

Endesa-Chile's Principal Subsidiaries and Related Companies

(as of December 31, 2002)

ENDESA-CHILE
CHILEAN
50%
Gas Atacama
75%
San Isidro
100.00%
Tarapacá
92.65%
Pehuenche
42.50%
Electrogas
94.99%
Pangue
100%
Enigesa
97.64%
Ingendesa
99.95%
El Melón
60%
Infraestructura 2000
100%
Autopista del Sol
99.95%
Autopista los Libertadores
INTERNATIONAL
99.99%
Endesa Argentina
100%
Endesa-Chile Internacional
5.1%
Endesa Colombia
100%
Cono Sur
94.9%
45.0%
CEMSA
45%
CIEN
79.17%
Betania
6.45%
59.63%
Generandes Peru
51.93%
Costanera
50.9%
CESA
63.56%
Edegel
5.5%
EEB
48.48%
51.52%
Emgesa
Hidroinvest
69.93%
59.0%
El Chocón
6.19%
88.53%
Lajas Inversora S.A.
99.59%
Cachoeira Dourada
11.47%

Back to Contents

The following table contains details of Endesa-Chile’s foreign subsidiaries for the year ended December 31, 2002.

	% of Economic Ownership by Endesa-Chile	Total Assets	Net Assets(1)	Total Installed Capacity	Net Capacity(2)

	(Millions of Ch$ as of December 31, 2002 except percentages)			(MW)
	2002	2002	2002	2002	2002

Argentina
Costanera	51.93%	429,676	223,131	2,302	1,195
El Chocón	47.45%	335,022	158,968	1,320	626
Total Argentina	—	764,699	—	3,622
Brazil
Cachoeira Dourada	92.50%	515,919	477,225	658	609
Colombia
Betania	85.62%	832,449	712,743	540	462
Emgesa	22.36%	1,175,623	262,869	2,192	490
Total Colombia	—	2,008,072	—	2,732
Peru
Edegel	37.90%	938,568	355,717	1,003	380

Total Outside Chile	—	4,227,258	2,190,653	8,015	3,763
Source: Endesa-Chile

(1)	Total consolidated assets of the entities in which Endesa-Chile has an interest multiplied by Endesa-Chile’s economic ownership interest in such entity.
(2)	Total installed capacity of the entities in which Endesa-Chile has an interest multiplied by Endesa-Chile’s economic ownership interest in such entity.

D.	Property, plants and equipment.

Environmental Issues

The electricity sector is subject to extensive environmental regulations that require environmental impact studies to be made to obtain approval for future projects.  Endesa-Chile’s subsidiaries have always planned their projects and operations to meet and comply with the environmental regulations of the various jurisdictions in which they operate.

In 2002, some of Endesa Chile’s main subsidiaries, including Compañía Eléctrica San Isidro, the Tal Tal thermal plant and Empresa Eléctrica Pangue, obtained the ISO 14001 certifications for their Environmental Management System.  Empresa Eléctrica Pangue is the first hydroelectric plant to obtain such a certification in Chile.  Our associated company, GasAtacama Generación, is the first generator on the SING to obtain its ISO 14001 certification.

Ralco Project

The Ralco Project is located in the Upper Biobío region, approximately 120 km south-east of the town of Los Angeles and some 30 km upstream from the Pangue plant.  This project involves the building of a hydroelectric plant with a nominal capacity of 570 MW, which is expected to generate 3,100 GWh annually to the SIC.   82.4% of the Ralco project was completed as of March 31, 2003.  The Ralco hydroelectric plant is expected to become operational in the second half of 2004.

Back to Contents

Regarding the environmental aspects of the project, Endesa-Chile continued in 2002 to prepare all its committed plans and programs set forth in its environmental impact assessment report and has made significant progress with what it proposed in the environmental impact study and the requirements imposed by the environmental qualifications for the project.

Compliance with the environmental commitments by Endesa-Chile has been certified in the audit reports to environmental authorities concerning both ecological aspects and social and cultural matters.  The project has an on-site team of professionals of several disciplines to carry out the programs and activities.

With respect to the Ralco Project’s relocation plan, the Ayin Mapu and El Barco sites to which families were relocated are indigenous communities under the law.  The Continuity Assistance Plan, which is an important component of the Ralco Project, is fully in force, with various programs to attract participation by the relocated families.

Endesa-Chile has signed 71 out of 77 property exchange agreements with the relocated families, all of which have been approved by the Corporación Nacional de Desarrollo Indígena (“CONADI”).  These families have already been relocated in the new communities or other remaining sites.  The final six pending agreements are currently under the review of a commission appointed by the Ministry of the Economy.

Major Encumbrances

The Banco Estado de Chile loan was used to finance the acquisition of equipment for the Curillinque Power Plant.  To guarantee this loan, Pehuenche pledged Ch$12.0 billion of the acquired equipment.  Endesa Argentina S.A. has pledged 32,338,108 shares of Costanera to SEGBA S.A. and the Secretary of Energy of Argentina, to guarantee the payment of a loan of up to Ch$68.0 billion granted by the Italian government to SEGBA S.A., which has been assumed by Costanera.

Pangue S.A. executed the following liens and mortgages, by virtue of the Agreement on Administration and Distribution of Guarantees of August 18, 1993: (i) first mortgage on the water rights and real estate on which the power plant is located; (ii) first lien, under Law No 18,112, on the electric lines, machinery and equipment of the power plant; and (iii) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The mortgages and their corresponding prohibitions are registered with the Conservador de Bienes Raíces of Santa Bárbara.  The value of the pledged equipment was Ch$84.0 billion at December 31, 2002.  These encumbrances and prohibitions guarantee the obligations of Pangue S.A. with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation, Kreditanstalt für Wiederaufbau and Eksportfinans.

San Isidro executed a lien for Ch$71.5 billion in connection with equipment provided by Mitsubishi Corporation.

Each of Celta S.A., Pangue S.A. and Endesa-Chile Internacional jointly and severally guarantee the payment of all amounts due and payable under the US$ 743 million Senior Guaranteed Syndicated Term Loan Facility for Endesa-Chile (the Endesa-Chile Facility). In addition, Pehuenche jointly and severally guarantees the payment of up to US$ 185 million under the Endesa-Chile Facility, which guaranteed amount may be increased from time to time during the life of the Endesa-Chile Facility subject to certain conditions and limits.

Description of Property and Insurance

A substantial portion of Endesa-Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa-Chile’s principal electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flooding, volcanic activity or other cause, would have a material adverse effect on Endesa-Chile’s operations.  Endesa-Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, however, Endesa-Chile’s management believes that the risk of such an event is remote.  Claims under

Back to Contents

Endesa-Chile’s insurance policies are subject to customary deductibles and other conditions.  Endesa-Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the  deductible period.  However, there can be no assurance that such insurance proceeds would be available on a timely basis or be sufficient to fully compensate for any losses.  Endesa-Chile also owns approximately 104 km of transmission lines in the SIC.  Endesa-Chile does not believe that insurance coverage for Endesa-Chile’s transmission assets is currently available on commercially reasonable terms.

Endesa-Chile’s principal properties are its 20 electricity generation facilities, all of which it owns.  In addition, Endesa-Chile owns its 27,793 square meter headquarters buildings in Santiago.

As part of the Financial and Economic Strengthening Plan launched in October 2002, Endesa-Chile will seek to sell and lease back our corporate headquarters located in Santa Rosa 76, downtown Santiago.

Endesa-Chile also has investments and controls generating companies in Argentina, Brazil, Colombia and Peru.  The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa-Chile.

The table below sets out details in relation to our operating power plants as of December 31 of each of the past five years.

SUMMARY OPERATING DATA (1)

	1998	1999	2000	2001	2002

Installed capacity in Chile (MW)	3,522	4,130	4,035	3,935	3,935
Installed capacity in Argentina (MW)	3,631	3,622	3,622	3,622	3,622
Installed capacity in Colombia (MW)	3,054	3,035	3,035	3,035	2,732
Installed capacity in Brazil (MW)	658	658	658	658	658
Installed capacity in Peru (MW)	809	806	997	997	1,003
Production in Chile (GWh)	12,188	13,672	15,346	15,741	16,286
Production in Argentina (GWh)	7,310	9,150	10,129	9,948	7,168
Production in Colombia (GWh)	11,489	10,898	9,618	10,106	10,699
Production in Brazil (GWh)	2,941	3,222	3,406	2,256	2,467
Production in Peru (GWh)	3,072	2,950	3,623	4,176	4,279
Employees in Chile	1,763	1,383	888	870	818
Employees outside of Chile	1,395	1,143	876	882	839

(1)	Represents the aggregate installed capacity, production and employees of each subsidiary or related company of Endesa-Chile, not only Endesa-Chile’s economic interest therein.

Regulatory Framework

Chile

Industry Structure

The electricity industry in Chile is divided into three sectors: generation, transmission and distribution. The generation sector consists of companies that generate electricity from hydroelectric and thermal production sources.  They sell their production to distribution companies, regulated and unregulated customers and other generation companies.  The transmission sector consists of companies that transmit at high voltage the electricity produced by generation companies which in turn sell their production to distribution companies, other regulated customers, unregulated customers and other generation companies.  The third sector consists of distribution companies that purchase electricity from generation companies for sale to their regulated or unregulated customers.  Distribution is defined for regulatory purposes to include all supply of electricity at a voltage up to and including 23 kV.

Back to Contents

The electricity sector in Chile is regulated pursuant to DFL N° 1, which was enacted in 1982, and the regulations under Decree N° 327 of 1998, as amended, collectively known as the Chilean Electricity Act.  Under the Chilean Electricity Act, the generation, transmission and distribution of electricity are supervised by the Superintendencia de Electricidad y Combustibles (the “SEF”) and the Ministry of Economy acting through the Comisión Nacional de Energia (the “NEC”).  The Ministry of Economy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks.  The NEC, through the application of certain tariff formulas set forth in the Chilean Electricity Act, calculates maximum prices for electricity sales to regulated end-users.

Chile’s electricity industry is organized into separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area.  The largest generation companies in Chile, including Endesa-Chile, sell electricity through interconnected electricity systems.  In addition to the SIC and the SING, there are several other isolated and immaterial systems, including systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems.  The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups, known as the Centro de Despacho Económico de Carga (“CDEC”).  The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system.  In addition, certain major industrial companies own and operate generation systems to meet their own demand.

Chilean Electricity Act

General.  The goal of the Chilean Electricity Act is to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices.  The expected result is an economically efficient allocation of resources to and within the electricity sector.  The regulatory system is designed to provide a competitive rate of return on investments in order to encourage private investment, while ensuring the availability of electricity to all who request it.  Endesa-Chile is subject to regulation of its prices and other aspects of its business in Chile under the Chilean Electricity Act.  Three government entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Act.  The NEC calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated prices.  The SEF sets and enforces the technical standards of the system.  In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the NEC and regulates the granting of concessions to electricity generation, transmission and distribution companies.

Pursuant to the Chilean Electricity Act, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity network and monitor the quality of service granted by the generation and transmission companies.  Generation companies meet their contractual sales requirements by dispatching electricity, whether produced by them or purchased from other generators in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.  However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers.  Because Endesa-Chile’s production in the SIC is primarily hydroelectric and, therefore its marginal cost of production is generally the lowest in that interconnected system, Endesa-Chile’s electricity production in the SIC is generally dispatched under normal hydrological conditions.  Generation companies balance their contractual obligations with their dispatch by buying or selling electricity at the spot market price which is set hourly by the CDEC, based on the marginal cost of production of the next kWh to be dispatched.  This is known as the spot marginal cost.

The NEC has publicly announced its intention to propose legislation to amend certain aspects of the Chilean Electricity Act, principally relating to electricity transmission.  Endesa-Chile believes, however, based on its understanding of the nature of such proposals, that such changes would not have a material adverse effect on Endesa-Chile or its results.

Back to Contents

Sales by Generation Companies.   Sales may be made pursuant to short- or long-term contracts or, in the case of sales to other generation companies, on a spot basis.  Generation companies may also engage in contracted sales among each other at negotiated prices.  Generation companies are free to determine whether and with whom to contract, the duration of contracts and the amount of electricity to be sold.

Sales to Distribution Companies and Certain Regulated Customers.  Under the Chilean Electricity Act and its regulations, sales to distribution companies for resale to regulated customers must be made at the node prices then in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied.  Regulated customers are those with maximum consumption capacity equal to or less than 2 MW.  Two node prices are paid by distribution companies: node prices for capacity and node prices for energy consumption.  Node prices for capacity are determined by the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility.  Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, quarterly during the succeeding 48 months in the SIC and monthly during the succeeding 24 months in the SING.  In order to determine the marginal cost in the SIC, a model is used that takes into account the principal variables in the cost of energy at each substation in the interconnected system over the 48-month period.  This model includes the following factors: projected growth in demand; reservoir levels (which are important in determining the availability and price of hydroelectricity); fuel costs for thermal electric generation facilities; planned maintenance schedules and other factors that would affect the availability of existing generation capacity; and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan.  The same general principles are used to determine marginal cost in the SING.

Node prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy.  Although node prices are quoted in Chilean pesos, the calculations used to determine node prices are mainly computed in US dollars.  These node prices then become effective in May and November.  Node prices are adjusted during a six-month period only if changes in the underlying variables in the model used to project a node price then in effect would result in a variation in excess of 10%, with respect to the initially calculated price.  In addition, the Chilean Electricity Act requires that the difference between node prices and the average price paid by unregulated customers in the six-month period prior to the date of node price calculation not exceed 10%.  If node prices do not meet this requirement, they will be adjusted so that the difference does not exceed 10%.  Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node prices in effect at the time.

The Chilean Electricity Act provides that if a generation company sells directly to a regulated customer, outside the concession area of a distribution company, then the generation company must apply the same price as the distribution company would be required to apply.

Sales to Other Generation Companies.  To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Energy” and “Firm Capacity” for each member generation company.

Firm Energy is the estimated aggregate amount of energy (GWhs) that can be reliably delivered to an interconnected system during a given year by all generating units in that system, assuming that (1) the year is one of low rainfall and (2) there will be an average availability of thermal units during that year.

For purposes of determining estimated hydroelectric production during periods of low rainfall, annual aggregate energy production of the system during the last 40 years is ranked by year from the greatest to lowest, subject to certain adjustments to reflect assumptions as to how the prevailing water levels at Lake Laja (the principal reservoir in Chile) and recently constructed hydroelectric plants would have affected production in each of those years.  The amount of aggregate system energy produced in the year ranked closest to the tenth percentile from the bottom of the resulting ranking is used to determine the aggregate system production in a dry year.  To determine the average availability of thermal electric units, the CDEC estimates the aggregate energy that can be delivered by existing thermal electric plants, taking into consideration maintenance and failure periods, based on national and international statistics.  The resulting estimate of system-wide production of energy for the year is called Firm Energy.  Generation companies whose proportionate share of Firm Energy is less than their contractual sales

Back to Contents

obligations must purchase, in advance and at negotiated prices, sufficient energy production to satisfy their contractual obligations from generation companies with a proportionate share of Firm Energy in excess of their contractual obligations.  Individual generation companies analyze Firm Energy statistics to determine their pro rata share of Firm Energy, as a tool in determining how best to match their contractual sales obligations with projected energy production in order to achieve optimal operating profits from energy sales.  This definition of “Firm Energy” is relevant only until December 2001.  Subsequent to that date, generation companies are no longer capped at “Firm Energy” for their contracts.  Subsequently, the rulings under Chilean Electricity Act, as amended, replace this concept.

Firm Capacity is the total probable capacity of all generating units in an interconnected system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology.  Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours on the system.  The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of the unit.  Installed capacity of each unit is reduced by the resulting pro rata amount to determine “Allocated Firm Capacity.”  If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.

A generation company may be required to purchase or sell energy or capacity in the spot market at any time depending upon its contractual requirements in relation to the amount of electricity from such company to be dispatched.  Purchases and sales made in the spot market are transacted at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched.  Generation companies making sales in the spot market are paid for each month’s sales on the 22nd day of the following month at the spot marginal cost in effect at the time of sale.

Sales to Unregulated Customers.  The electricity law distinguishes between regulated and unregulated prices for electricity supply.  Electricity supply prices are unregulated for:

(1)	final customers with a connected capacity greater than 2 MW, commonly known as large customers;

(2)	temporary customers; and

(3)	customers with special quality requirements.

Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies.  All other customers are subject to the maximum prices established by the tariffs.

Transmission.  To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Act requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the cost of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies.  The toll is calculated according to a formula pursuant to which the owner of the transmission lines is reimbursed for its investment and operating costs relating to the transmission lines used.  The amount of the specific components of the formula is negotiated between the transmission company and the generation company.  Disputes relating to transmission matters are submitted to arbitration in accordance with the Chilean Electricity Act.

Distribution Tariff to Final Customers.  The tariff charged by distribution companies to their final customers is determined by the sum of the purchase cost incurred by the distribution company (the node prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy and the value added by the distribution network (the “VAD”).  The price for both generation and distribution capacity sold to customers includes an “overlap factor” to reflect the overlap between peak capacity demand for the customer and for the system as a whole.  The sub-transmission

Back to Contents

surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level.  The VAD includes an allowed return on investment.

Concessions.  The Chilean Electricity Act permits, in certain cases, the generation and transmission of electricity without the need to obtain a concession from the Chilean government.  However, companies may apply for a concession from the Chilean government, particularly to facilitate the use of and access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed upon by the parties or, absent agreement, determined by an administrative proceeding that may be appealed to Chilean courts.

Recent Regulatory Developments.  The Chilean Congress amended the Chilean Electricity Act, effective as of June 8, 2000, placing severe penalties on deficit generators in the event of prolonged periods of electricity shortages.  Electricity rationing may be enforced by the enactment of a rationing decree which is subject to the prior approval by the NEC and the Ministry of Economy.  This prior approval is contingent upon the severity of the prevailing conditions causing the electricity shortage.

The Chilean Electricity Act, as amended, no longer exempts deficit generators from fines if power shortages are due to severe drought and states that such weather conditions will no longer be considered an event of force majeure.  In addition, the Chilean Electricity Act, as amended, requires that generators compensate consumers during periods of rationing as compared to the law prior to amendment, which only compensated surplus generators but did not penalize deficit generators during power shortages.  Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

Under the Chilean Electricity Act, as currently in effect, Endesa-Chile may be required to pay fines to the regulatory authorities, make compensatory payments to electricity consumers affected by the shortage of electricity and make payments to generators from whom we are forced to purchase electricity in order to meet contractual commitments.  These three types of penalties or payments are described below.

•
Fines.  The fines, which could apply to any electricity company supervised by the NEC and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately US$42 to a maximum of the equivalent of approximately US$5 million.  Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•
Compensatory Payments By Generation Companies.  If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse distribution companies on a pro rata basis for credits given to final customers in an amount equal to the product of:

(1)	the difference between the rationed end-consumer price specified in the rationing decree and the applicable node price; and

(2)	the difference between the consumers’ actual energy consumption during the rationing period and during the same period in the prior year, with certain adjustments.

•
Failure Cost.  Chile’s Electricity Law calls for a “failure cost” to be imposed on generators that cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect.  The failure cost is implemented as an additional amount that must be paid by deficit generators to the surplus generators from whom deficit generators purchase electricity.

On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters, that should be regulated.  As of the date of this annual report, such services have not been regulated.  It is expected that the NEC will regulate such services in the next tariff setting scheduled for November 2004.

On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to SAESA, a distribution company which was not able to renew its electricity

Back to Contents

supply contracts.  In the referred resolution it was also stated that such supply (with no contract and for regulated clients) shall be provided at the node price and on a prorated basis, considering the firm capacity of each generator.

The regulatory authority has announced that the Chilean electricity regulatory framework will be amended in two steps.  The first step will refer to those matters which are needed with more urgency, the “Short Law.”  The second step will refer to the remaining amendments that are needed, the “Long Law.”

The “Short Law”

In May 2002, the executive power sent to Congress a draft of the “Short Law,” which aimed to improve current regulatory aspects so as to promote investments required for transmission and generation in the short- to medium-term, and would entail the following fundamental topics:

•	a new methodology concerning compensation to, and expansion of, transmission systems, which would be financed in equal parts among demand and supply for this service;

•	regulation on the subject of ancillary services (including frequency regulation, among others);

•
adjustment of the node price in relation to the unregulated price, in such a way that the current 10% band would be lowered to 5%, so as to permit regulated prices to be closer to the free market, or unregulated prices; and

•	a permanent expert commission will be established to resolve discrepancies that arise in each of the tariff and toll setting processes.

In addition to these subjects, it is possible that while being discussed at the Congressional level, there may be an indication at the executive level that the 10% discount rate that currently prevails may be substituted for a variable rate which would take into account such parameters as risk levels, costs of capital and debt, and others.

At the date of this annual report, the Short Law has not yet been promulgated.

Environmental Regulation

The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution.  It further provides that other constitutional rights may be limited in order to protect the environment.  Although Chilean environmental regulation is not as well developed as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may impose environmental restrictions.  Among them is Ley Sobre Neutralización de los Residuos Provenientes de Establecimientos Industriales No. 3,133, which dates back to 1916 (“Law No. 3,133”), and regulates the discharge of liquid industrial wastes and the Sanitary Code which contains provisions relating to waste disposal, the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.  Regulations under Law No. 3,133 were published on February 23, 1993.  The regulations provide that no industrial entity may dispose of substances that may pose a risk to irrigation or consumption in any sewer or natural or artificial body of water without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services.  The regulations also mandate governmental approval of any systems that an industrial entity proposes to use for the purpose of neutralizing or purifying liquid industrial residues.

Endesa-Chile’s operations in Chile are subject to Ley No. 19,300 (the “Chilean Environmental Act”) which was enacted in 1994.  The Chilean Environmental Law requires Endesa-Chile to conduct environmental impact studies of any future projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission (“CONAMA”).  It also requires either an evaluation of the environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards.  The Chilean Environmental Law is implemented by Reglamento No. 30 del Ministerio Secretaria General de la Presidencia dated March 20, 1997 (“Reglamento No. 30”).  Endesa-Chile applies the guidelines set out in Reglamento No. 30 in analyzing the development of future projects.  Prior to the enactment of the Chilean

Back to Contents

Environmental Law and its implementation through Reglamento No. 30, Endesa-Chile applied similar environmental guidelines to its projects.  Chilectra’s transmission lines may also be affected by regulations under the Chilean Environmental Act issued on April 3, 1997, which require environmental impact studies for projects involving high voltage transmission lines and their substations.

Water Rights

Endesa-Chile owns water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near Endesa-Chile’s production facilities.  Under current law, these water rights are of unlimited duration, are absolute and unconditional property rights and are not subject to further challenge.  The Chilean Congress is currently considering a proposal to revise the laws governing water rights.  Under the proposal Endesa-Chile would have to pay a fee for previously granted but unused water rights each year that the right continued unused.

Argentina

Industry Structure

Ley Nacional No. 24,065 of January 1992 (the “Argentine Electricity Act”) divides the electricity industry into three sectors: generation, transmission and distribution.  The generation sector is organized on a competitive basis with independent generation companies selling their output on the Wholesale Electricity Market (“WEM”) or by private contracts with certain other market participants.  Transmission is organized on a regulated basis.  Transmission companies are required to provide third-party access to the transmission systems they own and are authorized to collect a toll for transmission services.  Transmission companies are prohibited from generating or distributing electricity.  The major transmission company is Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. or Transener.  Distribution involves the transfer of electricity from the supply points of transmitters to consumers.  Distribution companies operate as geographic monopolies, providing service to almost all consumers within their specific region.  Accordingly, distribution companies are regulated as to rates and are subject to service specifications.  Distribution companies may acquire the electricity needed to meet consumer demand on the WEM or through contracts with generation companies.

The WEM classifies large users of energy into three categories, Major Large Users (“GUMAs”, in its Spanish acronym), Minor Large Users (“GUMEs”, in its Spanish acronym) and Large Particular Users (“GUPAs”, in its Spanish acronym).  Users in each of the three categories may freely negotiate their supply contract prices with generating companies.  GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh.  GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market.  GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW.  GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW.  GUMEs and GUPAs are not required to have a minimum annual energy consumption.  GUMEs and GUPAs must contract to purchase all of their demand and do not effect any transactions in the spot market.

The regulation also recognizes the following entities as participants in the WEM:

•	power traders, who market generation capacity and energy demand by entering into contracts with generators and large consumers;

•	provinces which can sell the energy received under royalty rights; and

•	foreign companies that are part of import/export energy contracts.

Dispatch and Pricing

The Argentine electricity dispatch system, like the Chilean system, is designed to ensure that the most efficiently produced electricity reaches customers.  The National Interconnected System (“NIS”) coordinates the generation, transmission, and distribution of electricity.  Generation companies sell their electricity to distribution companies, power traders and large users in the competitive WEM through freely negotiated supply contracts or in the spot market at prices set by the Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Back to Contents

(“CAMMESA”).  The operation of the WEM is the responsibility of CAMMESA.  CAMMESA’s shareholders are generation, transmission and distribution companies, large users (through their respective associations) and the Secretariat of Energy.

All generation companies that are in the NIS pool operate in the WEM.  The contractual price is paid by distribution companies, power traders and large users that have entered into supply contracts with generation companies.  Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks.  The average spot price is the price paid by distribution companies for electricity from the pool and is a fixed price reset every six months by CAMMESA and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors.  The spot price is maintained for at least 90 days.  Thereafter, CAMMESA updates assumptions underlying the models employed to establish the seasonal price based on current data and results provided by companies that are members of the WEM.  If the Secretariat of Energy finds significant variance among current and prior data, it may resolve to change the seasonal price.  The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction and for capacity required by CAMMESA to maintain adequate reserves.  The hourly price paid for energy reflects the marginal cost of generation.

The actual operation of CAMMESA involves the dispatch of generating resources without regard to the contracts among generation companies, power traders and distribution companies or large users.  Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool irrespective of its contractual commitments.  Under these circumstances, the generation company will be obliged to buy or sell excess energy from or to the pool at spot prices.

Transmission Tariff

The transmission tariff that must be paid by entities engaged in generation and distribution activities and by large users can be broken down into:  (1) a connection charge that underwrites the costs of operating the equipment that links them to the transmission system; (2) a capacity charge that underwrites the cost of operating and maintaining lines; and (3) a variable charge based on the aggregate amount of electric energy transported to cover losses that occur during transmission.

Regulation of Hydroelectric Operations

Ley Nacional No. 23,896 of 1990 created the Basin Authority of the Limay, Neuquén and Negro Rivers (the “Basin Authority”).  The Basin Authority is responsible for the administration, control, use and preservation of the basin of the Limay, Neuquén and Negro Rivers, and for the adequate management of related water resources.  The Basin Authority monitors compliance by El Chocón and other hydroelectric concession holders in the region with the provisions of their respective concession agreements, environmental laws and the Basin Authority’s resolutions.  The Basin Authority also serves as a forum for public hearings at which complaints against those holding concessions can be heard and resolved.

The Entity for the Safety of Dams (“ORSEP” in its Spanish acronym) is in charge of supervising the safety of El Chocón’s dams, and of any additional works performed by El Chocón.  ORSEP supervises and inspects the construction, operation, maintenance, repair or modification of the works related to the dams and related structures in order to monitor their safety and to protect persons and assets.  ORSEP is empowered to: (1) inspect and verify the functioning of any part of the dams or related structures; and (2) require reports on (a) the design, construction, operation, maintenance, use, repair or modification of dams and related structures and (b) any situation which may cause risk to the dam or any death or injury caused by such dams or related structures.  ORSEP also handles the approval of quality control programs submitted by El Chocón, the determination of specifications to prevent accidents and the maintenance of public safety within the area of the dams and related structures.

Emergency Measures

As of the date of this annual report, the Argentine electricity regulatory framework is undergoing profound changes, the effect of which is hard to evaluate in terms of long-lasting impacts.  Although Law 24,065 has not been formally repealed, the trend that has been observed in 2002 to date leads us to believe that there will be increased

Back to Contents

state intervention that will modify the regulatory framework described in this annual report.  In particular, in January 2002, the Economic Emergency Law was promulgated.  This law authorizes the executive power to renegotiate public service concession contracts.

Electricity Regulatory Changes Prior to Emergency Measures

In 2002, the Secretary of Energy introduced some regulatory measures (Resolutions Nos. 2, 8 and others) in order to correct the mismatches produced by the devaluation of the Argentine peso and to ensure the normal operation of generation activities.  An important provision, with respect to the calculation of spot prices, is the recognition of the US dollar as the correct currency of denomination for certain variable costs of production such as liquid fuels, which are tradable goods, some foreign machinery spare parts- and long-term maintenance contracts with equipment suppliers that are denominated in foreign currency.

A second important aspect of these regulatory measures was to adjust the price stabilization system in order to identify real costs and prices, reduce price volatility and diminish the arbitrage risk resulting from differences between spot prices and seasonal prices.  In this respect, an anticipated spot market has resulted that introduces a prior pricing adjustment to energy prices that acts as a price stablization system.

Subsequently, the Secretary of Energy enacted Resolution No. 246/02 that established various regulatory changes.  The following are the more significant measures:

•	the separation of capacity and energy payments such that the capacity payments are tied to availability and short-term reserves are regulated and tied to commitment reserves;

•
the modification of energy supply guarantee rights and obligations, supply priority and demand disruptions, and regulation of short- and medium-term reserves for service disruption conditions with respect to large customers;

•	a new capacity relief scheme proposed by CAMMESA;

•	the integration of node and adaptation factors for demand without affecting the calculation of the variable transmission remuneration and energy delivered by generators and traders;

•	the acknowledgement of new tax rates that are applied to natural gas, gas oil and fuel transfers as additional costs;

•	conditions of the contract market are eased and expanded; and

•	the adjustment of forced generation regulations.

On July 18, 2002 Resolution No. 317 of the Secretary of Energy, which supplements Resolution No. 246, increased the capacity payment from 10 Ar$/MW to 12 Ar$/MW in the hours that the capacity is remunerated.

Finally, on January 2, 2003 the Secretary of Energy enacted Resolution SE No. 1/03 whose principal features are the following:

•	the remuneration for generators with variable cost higher than the first failure cost step (120 Ar$/MWh) is incremented;

•	establishment of a new reserve service to ensure availability in areas where shortage of natural gas in winter will be foreseen;

•	adjustment of the reserve service reliability to cover the peak time capacity demand;

•	re-establishment of the anticipated spot market operation for seasonal energy transactions; and

Back to Contents

•	institution of a transitional process to identify and manage the high voltage system and distribution expansions and to improve the availability of energy supply.

With respect to generation, the regulatory changes are introduced with the purpose to:

•	increase the actual market price transparency to improve the predictability of the generators remunerations and facilitate their decisions; and

•	gradually obtain a more stable seasonal price.

With respect to transmission the regulatory changes are introduced with the purpose to:

•	provide more environmentally friendly practices and create incentives to accomplish certain critical projects; and

•	revise the operational and design guidelines to meet the safety and operating requirements enacted in the law.

Environmental Regulation

The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 enacted in January 1992 (the “Hazardous Waste Law”) and its implementing decree, Decree No. 831/93, which regulate the disposal of hazardous waste in Argentina.

Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the sale of Costanera, El Chocón and Costanera must comply with certain reporting and monitoring obligations and emission standards.  The failure by El Chocón and Costanera to comply with these requirements as well as federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the El Chocón concession agreement or order the suspension of operations of Costanera.  Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/93, which regulate the disposal of hazardous waste in Argentina.  El Chocón and Costanera have been informed that they have been classified as “eventual” generators of hazardous waste.  Endesa-Chile believes that El Chocón and Costanera are in compliance with all material obligations relating to environmental matters.

Brazil

General

Under the current regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União, acting through the Ministry of Mines and Energy, which has exclusive authority over the electricity sector through its concessionary and regulatory powers.  Regulatory policy for the sector is implemented by ANEEL.  ANEEL is responsible on behalf of União for, among other things: (1) granting and supervising concessions on behalf of the União for electricity generation, transmission, trading  and distribution, including approval of applications for the setting of tariff rates; (2) supervising and auditing the concessionaire companies; (3) issuing regulations for the electricity sector; (4) planning, coordinating and executing studies on water resources and the concession of new hydroelectric facilities and definition of optimal use of water resources; (5) granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants; (6) establishing the criteria to calculate transmission prices; (7) imposing contractual and regulatory penalties; or (8) terminating a concession, in those cases contemplated in the law and/or a concession agreement.

In addition, Eletrobrás, the federally-owned electricity utility, is charged with establishing general policy with respect to the electricity sector and with coordinating its planning, financing and operations.  Planning functions are executed by two executive committees coordinated by Eletrobrás, the Grupo Coordenador de Planejamento dos Sistemas (the “GCPS”) and Grupo Coordenador de Operaçóes Interligadas (the “GCOI”), which include

Back to Contents

representatives of each of the major concessionaires.  GCPS co-ordinates the expansion of the country’s electricity systems and GCOI co-ordinates their operation.

As of March 1999, pursuant to the terms of Law No. 9,648/98, the GCOI’s coordination and supervisory role over the generation and transmission of energy in the interconnected systems has been transferred to the ONS, which is a nonprofit private entity in which the concession holders and the unregulated consumers participate as members with voting rights and the Ministry of Energy and Mines and the Board of Consumers participate as members with no voting rights.  The main objectives of this entity are: (1)  planning and coordinating the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems; (2)  supervising and coordinating the operation centers of the electricity systems; and (3) defining rules for the transmission of energy in the interconnected systems.

Law No. 8,631 (1993) fundamentally changed the regulatory structure governing electricity rates in Brazil.  The new system abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniform electricity rates throughout the country.  The reforms called for automatic inflation tariff adjustments according to a complex multivariable parametric formula.  Law No. 8,631 (1993) established that electricity tariffs were expected to reflect operating costs of each company plus a certain return on capital, which is not a pre-defined return, but instead a financial/economic equilibrium.

In December 1994, the Brazilian government introduced the “Real Plan.”  The Real Plan, specifically in the electricity industry, superseded previous rate setting laws.  Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically.  In an attempt to curtail inflation, the “Real Plan” prohibited price adjustments for periods of less than one year in any and all contracts.  Under the Real Plan prices are reviewed and corrected on an annual basis.

Deregulation

Brazil’s concessions regulations were replaced by two statutes enacted in 1995:  Law No. 8,987 of February 13, 1995 (the “Concessions Law”) and Law No. 9,074 of July 7, 1995 (the “Power Sector Law”).  The Congressional Law and the Power Sector Law gave rise to substantial changes in both the regulations for public service concessions and the rule for renewal and approval of concessions.  The objectives of the new laws include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects on which work was suspended or delayed due to financial difficulties, and the laying of the groundwork for privatizations in the sector.

In addition to the deregulation and competition introduced by the Concessions Law, the power industry was reviewed by the Cardoso administration and subjected to additional significant changes, including but not limited to, restructuring and privatization of assets owned by the Federal Government, with the intention to create a more competitive electricity industry.

Continuing the process of deregulation, ANEEL, the agency in charge of regulating the Brazilian electricity sector, signed a memorandum of understanding in 1998 with the US Energy Association to participate in a joint venture.  ANEEL also signed co-operation agreements with several US state agencies.

The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies.  The price offered at the Wholesale Energy Market will be formed according to market conditions.  According to this model, the companies will have a defined contracted capacity until 2003 when such capacity starts to be reduced annually at the rate of 25%.  The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generators in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in growth expectations for energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

Back to Contents

Currently, unregulated customers are those who demand 3,000 kW or more.  In addition, and in accordance with new measures meant to overhaul the electricity regulatory framework, new rules will be established so that new clients with a demand over 10 MW are encouraged to become unregulated.  There is some uncertainty regarding the status of current regulations and the structure and extent of new regulations that may be adopted.

Former President Cardoso announced a significant restructuring of the Brazilian power industry.  According to  Law No. 10,433, dated as April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL.  As a result of Law No. 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules.  Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification.  This restructuring seeks to reorganize the electricity system model to allow for continued external investment.

On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of expanding the emergency energy offer, increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

We expect that the power industry will be reviewed by Luiz Inácio Lula da Silva´s new administration and that it may be subject to significant changes.

Independent Power Producers and Self-Producers

The Power Sector Law also introduced the concept of the IPP (or independent power producer) as a further factor in opening up the electricity sector to private investment.  The Power Sector Law also provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules.  Self-producers (producers who generate power primarily for their own use) may (i) contribute or exchange energy with other self-producers within a consortium, (ii) sell excess energy to the local distribution concessionaire or (iii) exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer located somewhere other than in the area of generation.

Decree No. 2,003 of 1996 sets forth the regulatory framework for IPPs and self-producers.  Pursuant to the decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer.  In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL.  Decree No. 2,003 also provides that concessions and authorizations granted under the decree have terms of 35 and 30 years, respectively, with the possibility of extensions for periods equal to the initial terms.

As part of the former federal government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs.  The basis on which such costs will be reimbursed has been determined by the ANEEL.

Public companies and other mixed capital companies, as defined in Law No. 8,666 dated June 21, 1993, as amended by Law 9,648 dated May 5, 1998, will no longer be required to announce a public bid for purposes of contracting electricity supply services from distribution and generation concessionaires, IPPs or self-producers.

Environmental Regulation

The Brazilian Constitution gives both the Federal Government and state governments power to enact laws designed to protect the environment and to issue regulations under such laws.  While the Federal Government has the power to promulgate environmental regulations, state governments have the power to enact more stringent environmental regulations.  Most of the environmental regulations in Brazil are thus at the state and local level rather than at the level of the Federal Government.

Back to Contents

In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electric generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.

Recent Regulatory Developments

General Agreement Law of the Electricity Sector

In April 2002, the enactment of Law 10,438 determined the payment of compensation to distribution and generation companies for their loss of revenues that occurred between June 2001 and February 2002 during the rationing in Brazil.  The General Agreement Law of the Electricity Sector granted extraordinary tariff setting (0% for low-income residential customers; 2.9% for other residential, rural and public lighting customers; and 7.9% for the rest) for the period necessary to cover the losses of each company as determined by ANEEL.

The law also established that federal generators will have to sell at least 50% of their spare energy (after contracts) through public auctions, and that the remaining balance of their spare energy would be sold to the MAE.

Law 10,438 also established a new criterion for the reclassifying of low-income residential customers and the goals for the energy supply expansion program.  The eventual higher cost resulting from the application of the new reclassification criteria will be financed by funds originated from the federal public energy auctions and the RGR account, as a tariff subsidy, without affecting distribution companies.  The financing of the energy supply expansion program, not taken into account in the ordinary tariff revision, will be provided by the government and other sources of financing with the recognition that the economic financial equilibrium of the companies cannot be altered.

In addition, Law 10,438 creates incentives for alternative energy sources which will be paid by all electricity customers, in proportion to their consumption levels.

Law 10,438 also establishes that potential unregulated customers that do not exercise their option for unregulated tariffs will have to substitute their energy supply contracts for equivalent energy supply contracts, right of connection contracts and usage of the transmission system contracts.

Auction Flexibility and Initial Contract Modification.  As a result of Law 10,438, the federal generators can sell their energy through modifications in the initial contracts,  exclusive auctions to final consumers and energy auctions carried out by distribution companies.

Low Income Customer Reclassification Compensation.  The tariff benefit granted by Law 10,438 will be financed with funds originated by the additional revenues obtained by federal generators from selling their publicly auctioned energy contracts and funds from the RGR account.

MAE Settlement

Resolution No. 763 of 2002 provides that 50% of the values resulting for the months between September 2000 and September 2002 to be settled in a period of 30 days, and the remaining 50% to be settled after the auditing takes place.  The months of October, November and December of 2002 will be settled in the same sequence.  The settlements for January 2003 and the following months will take place subsequent to the constitution of guarantees described below under “—Minimum Contract Level Rule.”

Normative Value Changes (pass-through rule)

On May 2002, ANEEL enacted Resolution No. 248 which changed the pass-through rule of energy purchases for final consumers, establishing a value equal to 100% of the VN as the pass-through limit.  These changes do not affect the Group’s interests, as the same resolution excludes previous signed contracts from being affected.

Minimum Contract Level Rule

Resolution No. 511 of 2002 establishes that at least 85% of the energy sold by the MAE participants to final consumers must be guaranteed by energy assured from generation facilities or by energy supply contracts with at

Back to Contents

least two years of  duration in any sub-market and, at least 10% must be guaranteed by energy assured from generation facilities or by bilateral contracts of any duration in any sub-market, totaling 95% of the energy to be sold.

Intercompany Contracts Approval

As of December 31, 2002, contracts between companies of the Group, Cerj-CIEN and Coelce-CIEN, are still pending ANEEL approval.  ANEEL approval is required for related company contracts.  The rest of the contracts have already completed their general information and contractual fundamental study stages and are waiting final approval.

Colombia

Industry Structure

The Colombian constitution provides that it is the government’s duty to ensure that public services are made available in an efficient manner to all of the country’s inhabitants. Ley Número 142 of 1994 (“Law 142”) provides the broad regulatory framework for the provision of residential public services, including electricity, and Ley Número 143 of 1994 (the “Colombian Electricity Act”) provides the regulatory framework for the generation, trading, transmission and distribution of energy.

Law 142 establishes that the provision of electricity services is an essential public service that may be provided by public and private sector entities.  Public service companies are required to:  (1) ensure continuous and efficient service without abuse of a dominant position; (2) facilitate for low-income users access to subsidies granted by the authorities; (3) inform users regarding efficient and safe use of the services; (4) protect the environment; (5) allow access and interconnection to other public service companies, their large users, or to their services; (6) to cooperate with the authorities in the event of emergency to prevent damage to the users; and (7) to report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios (Superintendency of Public Services) (“SSP”).

The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas (“CREG”) and other regulatory bodies governing the electricity sector: (1) efficiency - the correct allocation and use of resources and the supply of electricity at minimum cost; (2) quality - compliance with the technical requirements established in regulations affecting the sector; (3) continuity - a continuous electricity supply without unjustified interruptions; (4) adaptability - the incorporation of modern technology and administrative systems to promote quality and efficiency; (5) neutrality - the impartial treatment of all electricity consumers; (6) solidarity - the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and (7) equity - an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

Prior to the passage of the Colombian Electricity Act, the Colombian electricity sector was extensively vertically integrated.  The Colombian Electricity Act separately regulates generation, transmission, trading and distribution (the “Activities”).  Under this law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.  Companies which were vertically integrated at the time the Colombian Electricity Act became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of the Colombian Electricity Act, but must maintain separate accounting records for each Activity.

Effective as of January 1, 2002, the market share of generators, traders and distributors has been limited as follows:

•	a generator may not own more than 25% of the installed generating capacity in Colombia;

•	a trader may not account for over 25% of the trading activity in the Colombian National Interconnected System (the “Colombian NIS”); and

Back to Contents

•	a distributor cannot have more than 25% of the distribution activity in the Colombian NIS.

In order to calculate these limits, the participation of a given company is added with those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries.  In addition effective as of January 1, 2002, generators may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries.  In 2000, CREG issued Resolution 42 which established that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by the CREG.  Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW.  The CREG042-1999   resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.

The Ministry of Mines and Energy defines the government’s policies for the energy sector.  Other government entities which play an important role in the electricity industry are: (1) the Superintendencia de Servicios Públicos Domiciliarios (“SSPD”), which is in charge of overseeing and inspecting the companies incorporated as public services companies; (2) the CREG, which is in charge of regulating the energy and gas sectors; and (3) the Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion and along with  the  Comité Asesor para el Planeamiento de la Transmisión (“CAPT”),  determines the expansion of the generation and transmission network, among other things.

Under the Colombian Electricity Act, the CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities.  The CREG’s main functions are as follows: (1) establish the conditions for the gradual deregulation of the electricity sector toward an open and competitive market; (2) approve charges for the transmission and distribution networks and charges for trading to regulated customers; (3) establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market; (4) establish the operation’s regulations for the planning and coordination of the operation of the Colombian National Interconnected System; (5) establish technical requirements for the quality, reliability and security of supply; and (6) protect customers’ rights.

CREG resolutions do not require Congressional approval.  Law 142 of 1994 establishes that any CREG Resolution, that gives rise to a right or obligation of an individual utility, may be contested first through a recurso de reposición, an appeal filed with the CREG which makes a decision or promulgates an administrative act, requesting reversal, modification or clarification of its decisions or Resolutions; and secondly through lawsuits before administrative courts.  Resolutions of a general nature may be directly contested through a lawsuit before an administrative court.  CREG also has the authority to resolve disputes between participants in the electricity and gas sectors, per their request, through arbitration, when the dispute involves the interpretation of operational or commercial rules.

The generation sector is organized on a competitive basis with generation companies selling their production on the spot market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices.  The Sistema Interconectado Nacional (“SIN”) is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and inter-regional transmission lines, the distribution lines and the electrical loads of the users.  Betania and Emgesa are part of the SIN.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”).  The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand.  Generators connected to the SIN also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000.  The capacity charge is calculated pursuant to formulas also included in such Resolutions.  Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders.  Initially, distribution companies were required to enter into contracts to supply 100% of their unregulated market, and although this requirement has gradually been reduced, distribution companies have still tended to secure contractors for a large proportion of their unregulated market.

Back to Contents

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers.  There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity.  Its operations are similar to the electricity pools which operate in England, Wales and Argentina.  In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period.  Every day the CND receives price bids from all the generators that participate in the Bolsa.  These bids indicate the hourly prices at which the generators are willing to supply electricity and the hourly available capacity for the following day.  Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand.  The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch.  This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries (international transactions are scheduled to begin March 2003), will be satisfied by the lowest cost combination of available generating units in the country.  Also, the CND realizes the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost efficient manner.  The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

Differences among real dispatch and “optimal dispatch” give rise to what is known as “restrictions,” which are settled for each generator in the following way:  restricted generators (those whose real generation is lower than optimal dispatch) are charged with the difference, appraised at its offer price; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised at its offer price.  The net value of these restrictions are assigned proportionally to all the traders within the NIS, according to their demands of energy.  The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs.  This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the sum of the offer price and the spot price.  The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values.  This Resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who consider that the recognized prices do not cover the costs associated with these restrictions.

The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa.  In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced a new firm capacity charge pursuant to Resolution 116 (the “Capacity Charge”), effective as of December 1, 1997, amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000.  The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine.  The Capacity Charge remunerates generators for the firm capacity made available to the SIN in periods of critical hydrology.  Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116 as amended.  The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own firm energy.  The CND can verify a generator’s declared availability and the SSPD can impose sanctions if the actual availability is lower than the declared availability.  If a generator’s availability is less than the minimum limit, the generator does not receive the total amount of the Capacity Charge.

If a generator’s availability is less than the minimum limit during the dry season, between December 1 and April 30 of each year, the generator only receives the Capacity Charge equivalent to its actual availability.  Also, the

Back to Contents

minimum limit for the rainy season (between May 1 and November 30 of each year) is determined by the lowest value between the minimum limit and the average actual availability during the dry season.

In 2000, Resolution 111 modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generators over hydroelectric generators.  The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a period of drought assuming hydrological conditions that prevailed during the “El Niño” phenomenon that occurred between 1992 and 1994.  Pursuant to Resolution 111 (2000) the capacity charge of a given power plant is calculated by the basis of the firm energy that could be supplied during a hypothetical period that assumes the most severe hydrological conditions.

Transmission

Transmission companies (defined as those that operate networks of voltages of at least 220kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services.  If the parties do not agree upon the conditions of such access, the CREG is entitled to impose an easement of access.  The transmission tariff that must be paid by generators, distribution companies and traders is composed of:

•
a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, which is not charged if the generator is the owner of the connecting equipment; and

•	a usage charge, applicable only to traders, effective January 1, 2002.

The NTS regulates income for transmission companies by means of a guaranteed annual fixed income, subject to the compliance of certain minimum availability, which is determined by the new replacement value of the networks and equipment existing as of January 1, 2000, and in the case of new projects, by the resulting value of the bidding processes awarded for the expansion of the NTS.  Until 2001, the monthly value required in order to compensate transmission companies within the NTS was allocated as follows: 25% for generators and 75% for NTS traders.  Effective January 1, 2002, such value has been allocated 100% among the traders of the NTS in proportion to the energy demand registered by all of its clients.

According to CREG Resolution 51/98, with the exception of Interconexión Eléctrica S.A. E.S.P. (the government-owned transmission company), no company can own more than 25% of the NTS.

The expansion of the NTS is carried out according to model expansion plans designed by Unidad Planeación Minero-Energética (“UPME”) and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolution 51 of 1998.  According to such Resolution, the construction, operation and maintenance of new projects is awarded to the Company that demands the lowest present value of cash flows needed for carrying out the project.

Distribution

Distribution is defined as the operation of local networks at below 220 kV.  Any user may have access to a distribution network provided the user pays a connection charge.  The CREG regulates distribution prices and operations.  Distribution prices should permit distribution companies to recover their reasonable costs, including operating, maintenance and capital costs.  The use of the system charges (“DUOS charges”) for each company is approved by CREG and varies depending on the voltage level.

CREG must calculate DUOS charges for each company.  The methodology set by CREG for establishing charges for the five years ending December 31, 2002 is contained in Resolution 99 of 1997 and is based on the replacement cost of the distribution assets prevailing at the moment the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet such condition) and an assumed opportunity cost of capital, as well as operation and maintenance costs.

Back to Contents

Trading

Trading is the resale directly to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents which must comply with the requirements of the CREG.  Trading prices for unregulated users are freely agreed upon by the parties.  Trading to regulated users is subject to a “regulated freedom regime” where the tariffs are set by each trader using the tariff options based on a formula established by CREG in Resolution 31 (1997) for the 5-year period ending on December 31, 2002.  Tariffs are determined pursuant to a combination of:

•	general cost formulas given by CREG; and

•	individual trading costs approved by CREG for each trader.

The approved costs are maximum costs.  Thus the traders may set tariffs applying lower costs supported by economic reasons, duly evidenced.  Tariffs include, among others, the costs for the purchase of electricity by the trader, transmission charges, distribution charges and a margin to cover the risks of the activity and the return on the investment.

The distribution market is divided into regulated and unregulated customer markets.  Customers in the unregulated market are free to contract electricity supplies directly from a generator or distributor, acting in their capacities as traders, or from a pure trader.  Initially, the unregulated customer market consisted of customers with a peak demand of more than 2 MW, which corresponds to approximately 260 large industrial and commercial customers and represents about 5% of the supply market.  This peak demand threshold was reduced to 1 MW as of January 1, 1997, to 0.5 MW as of January 1, 1998, and to 0.1 MW as of January 1, 2000, or a minimum monthly consumption of 55 MWh.  The reduction increased the unregulated customer market to more large customers representing approximately 28% of the total market demand in 2002.

Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remains in effect for 2003.  It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG in December 2003.

It is possible that some elements of the tariff formula that grant a competitive advantage to independent traders will be corrected, thereby better compensating the trading activities, that segment is up against the same political pressures as described above under “—Colombia—Industry Structure—Distribution.”  As such, trading margins could also decrease while commercial activity competition could increase.

Environmental Regulation

Law No. 99 of 1993 provides the legal framework on environmental regulation and, among other things, created the Ministry of the Environment as the authority for establishing environmental policies, with a specific focus on the definition, issuance and execution of policies and regulations seeking the recuperation, conservation, protection, organization, administration and use of renewable resources.  Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans.  The law places particular attention on environmental impact prevention by entities in the energy sector.  Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

Since 1993, Colombia has experienced a significant expansion in its environmental regulations as a result of Law No. 99.  Law No. 99 requires generators to contribute to the conservation of the environment by means of a payment for the use of electricity generation.  Hydraulic generators must pay 6% of their generation, and thermal generators must pay 4%.  This payment is made to the municipalities and environmental corporations where their machinery, and the dams and river basins holding the water that they use for their operations are located.

Back to Contents

Peru

Industry Structure

The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework in Chile.  Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its corresponding regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its corresponding regulation (Supreme Decree No. 017-98-ITINCI|), Law No. 26,734 which created the regime that supervises Investments in Energy and its Regulation (Supreme Decree No. 005-97-EM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority), and the regulation for resolution of controversies that arise within this institution.  (Resolution No. 0826-2002-OS/CD).

Some of the most important characteristics of the regulatory framework for the electricity industry in Peru are (i) vertical disintegration, or separation of the three main activities:  generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets, and a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and (iii) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).

The electricity sector in Peru consists of a main interconnected system, Sistema Electrico Interconectado Nacional (SEIN).  As of October 2000 the two prior interconnected systems, Sistema Interconectado Central-Norte (SICN), and Sistema Interconectado Sur (SIS) were connected and formed the single integrated system.

In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities, among others.  The Organismo Supervisor de la Inversión en Energía, or OSINERG, is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities.  In September 2001, the Comisión de Tarifas de Energía, or CTE, was absorbed by OSINERG.  As a consequence, OSINERG performs CTE’s functions, which include publishing the regulated tariffs.  The Comité de Operación Económica del Sistema, (COES), coordinates the dispatch of electricity of Peru’s SINAC in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual busbar (i.e., node) tariff calculations.  However, in Peru each COES consists of generation and transmission companies, whereas in Chile the CDECs include only generation companies.

As of October 1997, there are established technical norms against which to compare the quality and conditions of the service provided by electricity companies.  As of October 1999,  companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for  customers who received substandard service.

Dispatch and Pricing

The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and unregulated customers in Peru are those with demand for capacity of greater than 1 MW, whereas in Chile unregulated customers are those with demand for capacity greater than 2 MW.

Transmission

At the transmission level in Peru, transmission lines are divided into principal and secondary systems.  The principal system lines are accessible to all generators and allow electricity to be carried out to all customers.  The transmission concessionaire receives tariff revenues and connection tolls reflecting a charge per kW.  The secondary

Back to Contents

system lines are accessible to all generators, but are used to serve only certain customers, who in turn are responsible for making payments related to their use of the system.

Distribution Pricing

Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG.  Busbar prices for capacity and energy are published every six months, in April and October and become effective the first day of May and November, respectively.  Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers.  Although these prices are quoted in Peruvian soles, the calculations are mainly effected in US$.  Other conditions of distribution pricing are similar to those in Chile.

The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges for capacity and energy from generation and transmission (busbar prices) and from the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard for energy distribution losses.

Concessions

A concession for electricity generation activities is required when a hydroelectric or geothermal power plant has an installed capacity in excess of 10 MW.

An authorization for electricity generation activities is required when either:

•	a thermoelectric power plant has an installed capacity in excess of 500 kW; or

•	a hydroelectric or geothermal power plant has an installed capacity between 500 kW.

A concession of electricity generation activities constitutes an agreement between the generator and Ministry of Energy and Mines while an authorization is merely an unilateral permission granted by the Ministry.  Authorizations and concessions are granted by the Ministry under the procedures set forth in the Law of Electrical Concessions and its regulations and amendments.  In accordance with “national developments,” the Ministry currently establishes the priorities to admit new applications for temporal and definitive concessions to be integrated in the interconnected systems.

Changes to the Law of Electricity Concessions

Currently, the Ministerio de Energía y Mina (the Ministry of Energy and Mines) has summoned regulators, customer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía to discuss the “Reform to the Second Generation of the Electricity Sector.”

The agenda for this reform considers the following three broad issues:

1.	Issues to consolidate the electricity sector reform:

•
confirmation that private investment should play a primary role in the development of this sector and that public investment should play a secondary role on the electrification of rural and isolated areas;

	•	regulation of the international interconnected electricity systems;

	•	scope of functions of OSINERG in its dual capacity as regulator and prosecutor;

	•	mechanisms to facilitate the access of independent generators in the utilization of energy resources and more efficient technologies;

	•	utilization of hydrological resources; and

Back to Contents

	•	institutional changes to improve the relationship between customers and the system.

2.	Issues to improve economic efficiency:

	•	setting basic prices for energy, its future and concurrent factors;

	•	review of the qualification of the transmission systems, transmission and sub transmission fees, and of the methodology to determine the VAD;

	•	analysis of the criteria and methodology used to determine current generation costs versus the adoption of declared costs;

	•	adjustments on the structure and function of the electricity market to allow access of new agents and products for improving competition;

	•	definition of the unregulated customer; and

	•	improvement of regulations on public lighting.

3.	Specific technical issues and procedures such as the system for granting concessions, technical provisions to ensure quality of operations, and specific obligations of operators).

A Coordination Committee and three Sub-Committees (for the three issues mentioned above)  have been established and have held meetings to review these issues.  Resolutions from these meetings are expected in the medium term.

General

Endesa-Chile’s non-Chilean operating companies were acquired in connection with the privatization of formerly government-owned and controlled companies.  The bidding terms established in connection with these privatizations established, in certain instances, limitations on the winning bidders’ ability to transfer their shares without prior regulatory approval or expiration of prescribed waiting periods.  Accordingly, Endesa-Chile’s ability to transfer interests in its non-Chilean operating entities is subject to compliance with such requirements.

Back to Contents

Item 5.	Operating and Financial Review and Prospects

A.	Operating results.

General

The following discussion is based on and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this annual report.  We prepare our financial statements in accordance with Chilean GAAP, which differ in some important respects from US GAAP.  Note 34 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP as they relate to our financial disclosure.

In accordance with Chilean GAAP, financial data presented for the years ended December 31, 2000, 2001 and 2002 have been restated in constant Chilean pesos as of December 31, 2002 to reflect changes in purchasing power of the Chilean peso due to inflation.  The applicable Chilean CPI for accounting purposes in Chile for the year ended December 31, 2002 was 3.0%.  The dollar amounts included herein are presented solely for the purpose of convenience.  As of December 31, 2002, the Observed Exchange Rate was Ch$ 718.61 per US$1.00.  Such exchange rates should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into US dollars.  Certain amounts (including percentage amounts) that appear herein have been rounded.

We prepare our financial statements in accordance with Chilean GAAP and the rules of the SVS, which differ in certain important respects from US GAAP. Chilean GAAP requires that financial statements recognize the effects of inflation in accordance with Decree Law 824.  Accordingly, all financial information regarding Endesa-Chile, unless otherwise indicated, has been restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on nonmonetary assets and liabilities, such that all information is presented in comparable monetary terms.  See Note 2(b) to the consolidated financial statements.  The general price-level gain or loss reflected in the income statement indicates the effect of inflation on our net holdings of monetary assets and liabilities during a period of inflation.  Assets and liabilities are considered “monetary” for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of numbers of currency units, regardless of changes in specific prices in the general price-level.  Examples of “monetary” assets and liabilities include accounts receivable, accounts payable and cash.

Chilean GAAP differs in certain important respects from US GAAP.  Note 34 to the consolidated financial statements describes the principal differences between Chilean GAAP and US GAAP as applied in the case of Endesa-Chile.  Income on a US GAAP basis differs from that reported in accordance with Chilean GAAP principally due to differences in the adjustment of negative goodwill amortization and the treatment of deferred income taxes under Chilean GAAP and as prescribed by Financial Accounting Standards No. 109, fixed assets and intangibles.

Introduction

An understanding of our financial condition and results of operations requires an appreciation of the regulatory structure for the production and pricing of electricity in Chile, Argentina, Brazil, Colombia and Peru, the principal countries in which we and our related companies operate.  Factors such as the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company’s mix of contract and spot market sales and the effect of hydrological conditions on operations, are important in determining financial results.  Accordingly, the following discussion should be read in conjunction with our discussion of the regulatory structures of the countries in which we operate in “Item 4. Information on the Company—D. Property, plants and equipment—Regulatory Framework.”  Our results have also been influenced by a variety of other factors not directly related to regulatory structures, such as our business strategy, economic conditions in the countries in which we operate, government policies, accounting policies and the effects of competition.

Back to Contents

Price level restatement

Under Chilean GAAP, we are required to restate non-monetary assets and liabilities, UF and foreign currency-denominated assets and liabilities, shareholders’ equity and income and expense accounts, to reflect the effect of variations in the purchasing power of the Chilean peso.  However, Chilean peso-denominated monetary assets and liabilities are not restated, so inflation has the adverse effect of diminishing the relative balance sheet weight of a company’s peso-denominated monetary assets, which are not price-level indexed, and has the positive effect of reducing the relative balance sheet weight of peso-denominated monetary liabilities.  See Notes 2(b) and 23 to our audited consolidated financial statements.

Non-monetary assets and liabilities, shareholders’ equity and income and expense accounts are generally restated using the Chilean CPI, based on the “prior month rule” in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period end.  Monetary assets and liabilities in UF and foreign currencies are restated at the value of the UF and the period-end exchange rates, respectively.

Price-level restatement can have a significant effect on our net income.  The size of price-level restatement for any period will primarily depend on the amount and composition of foreign currency-denominated monetary assets and liabilities and on the amount of peso-denominated monetary assets and liabilities.  Any mismatch between the amount of assets and liabilities in a foreign currency will generate price-level restatement gains or losses, depending upon the structure of the mismatch and the movement of the applicable exchange rate.  Similarly, any mismatch between the amount of peso-denominated monetary assets, on the one hand, and peso-denominated liabilities and shareholders’ equity, on the other hand, will generate price-level restatement gains or losses, depending upon the structure of the mismatch, the rate of inflation in Chile and the devaluation or appreciation of the Chilean peso.

Periods of both moderate inflation and depreciation of the Chilean peso against the US dollar will tend to result in a modest amount of price-level restatement for us.  Conversely, the real appreciation or real devaluation of the Chilean peso generally leads to a high amount of price-level restatement.  Given the unpredictable nature of the foreign exchange markets and, to a lesser extent, inflation, there can be no assurance that price-level restatement will contribute to net income or will not result in income statement expense in the future.

The following table sets forth, for the periods indicated, variations among the Chilean CPI, UF and US dollar and the real appreciation (or devaluation) of the Chilean peso against the US dollar:

	Year ended December 31,

	2000	2001	2002

	(expressed in percentages)
Chilean CPI variation (with “prior month” rule)	4.7	3.1	3.0
UF variation	4.7	3.1	3.0
US dollar variation	8.2	14.1	9.7
Real appreciation (depreciation) of Chilean peso vs. US dollar (for accounting purposes)	(3.3)	(9.1)	(6.2)

Back to Contents

The price-level restatement is determined under Chilean GAAP by restating the following non-monetary accounts:

	Year ended December 31,

	2000	2001	2002

	(in thousands of Ch$ as of December 31, 2002)
Credit (charges) to income for restatement of:
Property, plant and equipment	85,883,506	56,882,632	58,835,586
Current and long term assets	24,751,414	11,099,339	9,232,693
Other assets	12,266,250	6,769,430	5,619,161
Current and long-term liabilities	(67,396,812)	(30,592,681)	(26,304,270)
Shareholders’ equity	(56,619,079)	(41,205,764)	(41,901,218)
Income and expense accounts	2,030,366	1,385,276	(1,485,470)

Net price-level restatement gain	915,645	4,338,232	3,996,482

Exchange rate conversion

Variations in the Chilean peso and US dollar exchange rates also influence our results of operations because our US dollar-denominated and US dollar-indexed revenues and expenses are translated into Chilean pesos in the preparation of our financial statements at the prevailing rates of exchange.

	Year ended December 31,

	2000	2001	2002

	(in thousands of Ch$ as of December 31, 2002)

Current assets	4,023,099	25,137,203	36,730,704
Non-current assets	55,480,702	87,551,707	31,418,935
Current liabilities	(3,885,345)	(11,320,549)	(7,740,375)
Non-current liabilities	(60,264,605)	(115,873,201)	(60,850,279)

Total	(4,646,149)	(14,504,840)	(441,015)

US GAAP Reconciliation

Our audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from US GAAP.  You should read Note 34 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders’ equity.

Financial Information with respect to our Subsidiaries

Unless otherwise indicated, all financial information in this Form 20-F relating to our subsidiaries reflects consolidation adjustments.  These adjustments are principally:

•	the elimination of revenues from our generation subsidiaries arising from sales made to our distribution subsidiaries;

•	the elimination of expenses from our distribution subsidiaries arising from the purchases of energy and capacity from our generation subsidiaries; and

•	interest expense associated with loans between related companies.

As a result of these adjustments, financial information with respect to our subsidiaries included in this Form 20-F is materially different from the financial information reported by those subsidiaries in their stand-alone financial

Back to Contents

statements and the trends exhibited in such information may be materially different as included in this Form 20-F compared to the trends reflected in the actual financial statements of the subsidiaries.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below.  It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application.  Additionally, significant differences can exist between Chilean GAAP and US GAAP, as explained in “—US GAAP Reconciliation” above.  There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.  For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our audited consolidated financial statements.

The preparation of the financial statements required us to make estimates and judgments that affected the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

Impairment of Long-lived assets

We assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of long lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge.  If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss.  In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation.  For example, we make assumptions and estimates about future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance.  As a result, the actual cash flows may materially differ from our estimate and we may be required to make additional impairment charges.  Long-lived assets amounted to Ch$5,565 billion and Ch$5,670 billion as of December 31, 2001 and 2002, respectively.

Impairment of Goodwill

We assess the impairment of goodwill in a similar manner as long-lived assets.  The measurement of the impairment loss is based on the fair value of the investment which we generally determine using a discounted cash flow approach and recent comparable transactions in the market.  In order to estimate fair value, we must make assumptions about future events that are highly uncertain at the time of estimation.  The results of this analysis showed that the goodwill and negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill.  During 2002, the Company recorded a net charge of Ch$62.2 billion to write-off all amounts of goodwill and negative goodwill of Ch$56.1 billion, net of minority interest.

Back to Contents

Income and Deferred Taxes

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis.  We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.  As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000.  Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal.  We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance.  In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation.  For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance.  Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period.  The net deferred tax liability was Ch$30.0 billion and Ch$62.6 billion as of December 31, 2001 and 2002, respectively.

Fair value of Financial Derivative Instruments

The Company’s financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase US dollars or Euros and sell UF and interest swaps and collars and cross-currency swaps.  The Company records these financial derivative contracts at fair value.  Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques.  These estimates of fair value include assumptions made by the Company about market variables that may change in the future.  Changes in assumptions could have a significant impact on the estimate of fair values disclosed.  The net asset related to financial derivative instruments was Ch$17.9 billion and Ch$23.6 billion as of December 31, 2001 and 2002, respectively.

Argentine Peso to US Dollar Exchange Rate

The financial statements of our Argentine subsidiaries are remeasured into US dollars for purposes of the preparation of our audited consolidated financial statements, because under Chilean GAAP, in accordance with Technical Bulletin No. 64, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries) and are not considered to be an extension of the parent company’s operations are required to be remeasured into US dollars.  The accounting loss included in results of operations as a consequence of the devaluation of the Argentine peso when so remeasured into US dollars was approximately US$21.0 million net of minority interest for the year ended December 31, 2001.  The effect of remeasuring the Argentine peso into US dollars resulted in a net gain of approximately US$2.5 million for the year ended December 31, 2002.  At the date of issuance of the audited consolidated financial statements, there was uncertainty regarding future changes that could occur in Argentina.  As required under Chilean GAAP, we assumed the Argentine monetary assets and liabilities and revenues and expenses were translated at 1.7 Argentine pesos to the US dollar as of December 31, 2001 and at 3.28 Argentine pesos to the US dollar as of December 31, 2002.  This accounting estimate required us to make assumptions about future events that were highly uncertain at the time of estimation, because the future exchange rate of Argentine pesos to US dollars was uncertain, however the exchange rate has since stabilized.  Our investments in Argentina represent 13.58% and 16.41% of total assets as of December 31, 2001 and 2002, and 21.42% and 10.46% of total revenues and 14.66% and 3.53% of total operating income for the years ended December 31, 2001 and 2002, respectively.

Prior to 2002, the Argentine peso has been pegged to the US dollar at a rate of 1 Argentine peso to 1 US dollar.  In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions.  While the legal exchange rate remained at 1 Argentine

Back to Contents

peso to 1 US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

In January 2002, the Argentine government announced its intent to create a dual currency system with an “official” fixed exchange rate of 1.4 pesos to 1 US dollar for import, and export transactions and a “free” floating exchange rate for other transactions.  On January 11, 2002, the exchange rate market holiday ended and closing new “free” floating exchange rates ranged from 1.6 to 1.7 Argentine pesos to 1 US dollar.  On February 3, 2002, the Argentine government issued a decree that (1) eliminated the fixed exchange rate; (2) established one free floating exchange rate for the Argentine peso; and (3) required US dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation.  The market for the floating exchange rate opened on February 11, 2002.

For the years ended December 31, 2002 and 2001, our Argentine subsidiaries remeasured their financial statements using the “floating” rate of 3.28 Argentine pesos per US dollar and 1.7 Argentine pesos per US dollar at December 31, 2002 and 2001, respectively.  We believe this was appropriate for 2001 because although the Company could conceivably have paid certain liabilities using a rate of 1.4 Argentine pesos per US dollar, under the temporary Argentine law until February 3, 2002, it was never our intention to repay any of our debt prior to this date.

Pension and Post-Retirement Benefits Liabilities

We have significant pension and post-retirement benefit plan liabilities, which are developed from actuarial valuations.  Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets.  We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions.  Changes in the related pension and post-retirement benefit net liabilities, may occur in the future in due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.  The net pension and post-retirement liability was Ch$19.7 billion and Ch$27.2 billion as of December 31, 2001 and 2002, respectively.

Technical Bulletin No. 64

In October 1998, the Chilean Institute of Accountants (Colegio de Contadores de Chile) issued Technical Bulletin No. 64, Accounting for Permanent Foreign Investments.  Technical Bulletin No. 64 replaced Technical Bulletin No. 51, which was effective as from January 1, 1996.  As required by Chilean GAAP, Technical Bulletin No. 64 has been applied prospectively from January 1, 1998.  Technical Bulletin No. 64 differs from the foreign currency translation procedures under Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” issued by the Financial Accounting Standards Board.  See Note 34(o) to our audited consolidated financial statements for a further description of Technical Bulletin No. 64.  Technical Bulletin No. 64 changes the method used to restate foreign investments, by first translating foreign currency amounts in respect of foreign subsidiaries and investees to US$ at historical rates of exchange (in the case of non-monetary assets and liabilities) and period-end rates (in the case of monetary assets and liabilities) and then translating the US$ amounts to Chilean pesos at the period-end rate of exchange.  In effect, foreign investments adopt the US$ as their “functional currency,” because the Chilean peso is not considered to be a stable currency.  As a result, where the US$ is the functional currency non-monetary assets, such as property, plant and equipment, are recorded and depreciation is determined in US$.  Therefore, in periods during which the Chilean peso depreciates against the US$, the respective carrying values and depreciation expense of our non-monetary assets also increases, which in the long term eliminates the differences between assets recorded using different functional currencies.  Technical Bulletin No. 64 may have the effect of excluding from our reported financial condition the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located.  For example, the carrying value of our Argentine and Brazilian property, plant and equipment increased in 2002 notwithstanding the devaluation of Argentine peso and Brazilian real because these assets are carried at historical dollar value and the US dollar appreciated against the Chilean peso in 2002.

The application of Technical Bulletin No. 64 results in the comprehensive separation of the effects of inflation in Chile (for financial accounting purposes) from the changes in foreign currency translation, with respect to our

Back to Contents

non-Chilean investments.  Under Chilean GAAP, the amount of the net foreign investment as of the opening balance sheet date is price-level restated for the effects of inflation in Chile, thereby increasing net income due to price-level restatement.  Changes in the opening balance sheet balance of the net foreign investment due to movements in the Chilean peso to US dollar exchange rates are recorded net of the effects of price-level restatement mentioned above in shareholders’ equity under the caption “cumulative translation adjustments.” As a result, during periods when the Chilean peso depreciates in excess of inflation in Chile, compared to the US dollar, shareholders’ equity would increase.  Conversely, during periods in which the Chilean peso appreciates in excess of inflation in Chile, as compared to the US dollar, shareholders’ equity would decrease.

The application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of our non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP.  The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated.  In 1999, the Staff of the US Securities Exchange  Commission confirmed that it would not object to the view that adjustments made in accordance with Technical Bulletin No. 64 in respect of investments located in unstable countries are part of a comprehensive basis of adjusting for inflation.  Accordingly, we do not eliminate differences between Technical Bulletin No. 64 and SFAS No. 52 in the reconciliation of our net income or shareholders’ equity to US GAAP.  If Endesa-Chile applied SFAS No. 52 instead of Technical Bulletin No. 64, the following significant differences would result:

•
as the methodology used to determine both the Company’s and its subsidiaries functional currencies differs under SFAS No. 52, it is probable that the local currency would be considered the functional currency of the Company’s foreign subsidiaries instead of the US dollar;

•	income statement amounts would be translated using the actual exchange rates in effect at the time of the transaction or weighted-average exchange rates instead of the closing rates;

•	gains or losses related to foreign currency denominated assets and liabilities may vary significantly; and

•	shareholder equity may vary significantly.

Net Investment Hedge Under Technical Bulletin No. 64

Technical Bulletin No. 64 allows us to designate certain US$-denominated debt as a hedge against our net foreign investments being measured in US$.  The unrealized exchange differences resulting from the translation to Chilean pesos of the foreign investee’s financial statements and the related hedges are not included in determining net income for the period; rather, such differences are recorded in cumulative translation adjustment, a reserve account as part of shareholders’ equity.  For the years ending December 31, 2002 and 2001, the effect of unrealized exchange differences for net investments resulted in an unrecorded gain of Ch$14.5 billion and Ch$44.1 billion, respectively.  The effect of unrealized exchange differences for US$-denominated debt resulted in an unrecorded loss of Ch$10.9 billion and Ch$41.1 billion, or a net unrecorded gain of Ch$3.6 billion and Ch$3.0 billion for 2002 and 2001, respectively.  As of December 31, 2002 and 2001, the cumulative translation adjustment of foreign investments being measured in US$ was Ch$10.8 billion and Ch$7.2 billion, respectively.

Revenue Recognition

In accordance with Chilean GAAP, energy supplied and unbilled at each year-end is valued at the selling price using the current rates and has been included in revenue from operations.  The unbilled amount is presented in current assets as trade receivables as collection of these amounts is relatively assured and the corresponding cost of energy purchased or produced is included in cost of operations.  The Company recognizes revenue generated from engineering and inspection services and highway tolls at the time the related services are provided.

Back to Contents

A.	Operating Results.

Results of Operations for Years Ended December 31, 2002 and 2001

Revenues from operations

We derive a substantial portion of our consolidated revenues from the sale of electricity in Chile.  However, revenues from sales from countries other than Chile accounted for 52.6% and 59.6% of our consolidated revenues in 2002 and 2001, respectively.  Revenues from sales of electricity in Argentina accounted for 10.5% of our consolidated revenues in 2002 as compared to 21.8% in 2001.  Revenues from sales of electricity in Colombia accounted for 24.1% in 2002 as compared to 21.1% in 2001 and revenues from sales of electricity in Brazil accounted for 5.5% in 2002 as compared to 6.3% in 2001.  In addition, revenues from sales of electricity in Peru accounted for 12.5% in 2002 as compared to 10.4% in 2001.  In each of 2002 and 2001, other income accounted for less than 5% of total consolidated revenues.

The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2001 and 2002, and the percentage change from year to year.

	Year ended December 31,

	2001	2002	% Change

	(in millions of constant Ch$ as of December 31, 2002, except volume data)
Sales of electricity (Chile)	386,082	403,886	4.6
Sales of electricity (Argentina)	227,739	98,156	(56.9)
Sales of electricity (Colombia)	220,309	226,093	2.6
Sales of electricity (Brazil)	66,323	51,403	(22.5)
Sales of electricity (Peru)	108,212	116,863	8.0
Other	36,613	41,699	13.9

Total	1,045,279	938,099	(10.3)

Energy Sales (GWh) (Chile)	18,673	18,344	(1.8)
Energy Sales (GWh) (Argentina)	12,988	7,897	(39.2)
Energy Sales (GWh) (Colombia)	14,591	14,639	0.3
Energy Sales (GWh) (Brazil)	3,743	3,591	(4.1)
Energy Sales (GWh) (Peru)	4,239	4,158	(1.9)

Total revenues from operations decreased by 10.3% to Ch$938.1 billion in 2002 from Ch$1,045.3 billion in 2001, which is explained primarily by the effect of the current market conditions in Argentina and Brazil on the operations of our subsidiaries in these markets, only partially offset by the improvement in the sales recorded in Chile and Peru.

Revenues from sales of electricity in Chile increased by 4.6% to Ch$403.9 billion in 2002 from Ch$386.1 billion in 2001.  This increase is primarily due to a higher average sales price of 6.5% to Ch$22.0 per kWh in 2002 from Ch$20.7 per kWh in 2001.  This increase was partially offset by a decrease in sales volumes of approximately 1.8% due to lower sales in the spot market.  The average sales price of electricity sold by us in Chile increased to Ch$22.0 per kWh in 2002 from Ch$20.7 per kWh in 2001, primarily due to an increase in the price of regulated and non regulated contract prices.

Revenues from sales of electricity in Argentina decreased by 56.9% to Ch$98.2 billion in 2002, from Ch$227.7 billion in 2001.  The decrease is primarily due to a 39.2% decrease in energy sales and a 29.1% decrease in the average sales price.  The average sales price per kWh of electricity sold by our subsidiaries in Argentina decreased to Ch$12.4 per kWh in 2002 from Ch$17.4 per kWh of electricity in 2001, primarily due to lower spot market sales prices and the lower contract price for El Chocón in 2002 due to the devaluation of the local currency by more than 70%.  The volume of electricity sold in Argentina decreased to 7,897 GWh in 2002 from 12,988 GWh in 2001

Back to Contents

primarily due to the decrease in the sales related to the interconnection line between Argentina and Brazil and a reduction of the electricity demand in the Argentine market.

Revenues from sales of electricity in Brazil decreased by 22.5% to Ch$51.4 billion in 2002 from Ch$66.3 billion in 2001 primarily as a result of a 19.2% decrease in the average sales price during fiscal year 2002 to Ch$14.3 per kWh in 2002 from Ch$17.7 per kWh in 2001.  This decrease was mainly produced by a 20.3% drop in the average price of energy sales due to the devaluation of the Brazilian currency with respect to the US dollar.

Revenues from sales of electricity in Colombia increased by 2.6% to Ch$226.1 billion in 2002 from Ch$220.3 billion in 2001 due to an increase in sales volumes to 14,639 GWh in 2002 from 14,591 GWh in 2001.  The increase in sales volumes is mainly related to higher energy production due to favorable hydrological conditions.

Revenues from sales of electricity in Peru increased by 8.0% to Ch$116.9 billion in 2002 from Ch$108.2 billion in 2001 due to a 10.1% higher average sales price of Ch$28.1 per kWh in 2002 from Ch$25.5 per kWh in 2001.  The increase in the average sales price, which was due to the increase in regulated prices, helped to offset the 1.9% decline in sales volumes.

Other revenues increased by 13.9% in 2002, mainly due to higher revenues from Infraestructura 2000, and higher sales from the engineering subsidiary Ingendesa related to new service contracts.

Cost of operations

The table below sets forth the breakdown of costs of operations for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,

	2001	2002	% Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Cost of operations (Chile)	268,287	255,198	(4.9)
Cost of operations (Argentina)	180,094	84,106	(53.3)
Cost of operations (Colombia)	141,773	144,655	2.0
Cost of operations (Brazil)	37,402	32,576	(12.9)
Cost of operations (Peru)	35,052	39,051	11.4

Total	662,608	555,586	(16.2)

Cost of operations decreased to Ch$555.6 billion in 2002, 16% less compared to Ch$662.6 billion in 2001. The main drivers of this cost reduction were savings in our operations in Argentina, Chile and Brazil, partially offset by higher operating expenses in Colombia, and Peru.

Cost of operations in Chile decreased by 4.9% to Ch$255.2 billion in 2002 from Ch$268.3 billion in 2001.  This decline is explained by the exceptional hydrology of the period, since we have been able to deliver energy pursuant to our contracts by principally using our hydroelectric plants.

Cost of operations in Argentina decreased by 53.3% to Ch$84.1 billion in 2002 from Ch$180.1 billion in 2001.  The lower energy demand and the operation of our plants resulted in lower purchased power needs from the Argentine spot market.  El Chocón reduced its purchased power by 63% and its power purchase cost by more than 80%.  In the case of Costanera, physical purchases fell by more than 75%, contributing to a decrease of purchased power cost of 87%.  In addition, the decrease in generation in our Argentine plants decreased other operational expenses.  With respect to Costanera, the devaluation and conversion of contracts to local currency reduced the fuel costs of the plant by Ch$38.7 billion, almost 70% compared to 2001.  As a hydroelectric plant, El Chocón does not have fuel costs, but nevertheless reduced its tolls and transportation costs by almost Ch$3.4 billion because of lower sales volumes.

Back to Contents

Cost of operations in Brazil decreased by 12.9% to Ch$32.6 billion in 2002 from Ch$37.4 billion in 2001.  Cachoeira Dourada in Brazil benefited from the lower spot prices produced by the end of shortages and rationing in the beginning of 2002, reducing its power purchase costs by 57%, and thereby decreasing its operating expenses by  13% compared to last year.

Cost of operations in Colombia increased by 2.0% to Ch$144.7 billion from Ch$141.8 billion.  This increase was mainly due to higher toll expenses.

Cost of operations in Peru increased by 11.4% to Ch$39.1 billion in 2002 from Ch$35.1 billion in 2001.  The increase in Edegel’s cost of operations was mostly the result of the amortization of maintenance cost associated to Central Chimay.

Administrative and selling expenses

Administrative and selling expenses increased by 4.6% to Ch$36.3 billion in 2002 from Ch$34.7 billion in 2001.  This increase is primarily explained by the effect of a provision made during 2002 related to severance liabilities in Colombia, partially compensated by the decrease in administrative and selling expenses in Argentina.

Operating Income

The operating income for 2002 amounted to Ch$346.2 billion, a decrease of 0.5% from operating income of Ch$348 billion in 2001.  This slight reduction in operating income is basically due to lower operating income in Argentina and Brazil, which was almost entirely offset by the improved results in Chile and Peru.

In Chile, operating income for 2002 amounted to Ch$171.1 million, an increase of 25.4%.  This increase was principally the result of higher hydroelectric generation associated with an improvement in reservoir levels.  Another contributing factor was the increase in average sales prices resulting from Endesa-Chile’s marketing policies that enabled it to obtain the better prices from unregulated clients and spot markets.  Furthermore, the reduction in thermoelectricity generation resulted in a decrease of Ch$24.2 billion in the cost of fuel and transport gas.  In addition, the greater volumes of water allowed for a reduction of Ch$10.9 billion in the cost of energy purchases.

In Argentina, operating income amounted to Ch$12.3 billion, a fall of Ch$30.8 billion with respect to 2001.  This decrease is due to the drop in the average sales prices of energy from El Chocón as a result of the devaluation of the Argentine Peso and of a 39.2% decrease in the sales volumes of energy in Argentina.  Furthermore, the low energy prices in Brazil as a result of the abundant water supply in the region meant that in 2002 only 2% of water demand needed to be purchased from the CIEN interconnection line.  Nevertheless, the operating income of Central Costanera rose by Ch$2.9 billion in relation to the previous year due to the sales of capacity to the interconnection with Brazil that have partially offset the fall in El Chocón’s sales of energy.

In Brazil, the operating income of Cachoeira Dourada decreased by 39.1% to Ch$17.0 billion in 2002 from 27.9 billion in 2001.  This decrease was mainly the result of a 20.3% drop in the average price of energy sales due to the devaluation of the Brazilian currency relative to the US dollar and greater energy purchases associated with the recovery of reservoirs after a prolonged drought in southeastern Brazil.

In Colombia, the operating income for 2002 increased by 1.1% to Ch$75.4 billion mainly as a result of an increase in sales volumes of energy due to an improvement in water supplies and rainfall and to higher sales prices of energy on the spot market.

Our subsidiary in Peru, Edegel, also contributed to the increased consolidated operating income.  Edegel’s operating income rose by 6.7% to Ch$70.5 billion mainly due to higher average sales prices on the spot market, which more than offset the reduction in energy sales volumes.

Back to Contents

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Year ended December 31,

	2001	2002	% Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Non-operating income:
Interest earned	19,151	15,247	(20.4)
Equity in income of non-consolidated affiliates	(9,948)	8,570	(186.2)
Other non-operating income	55,817	102,484	83.6
Non-operating expenses:
Interest expense	(235,883)	(212,800)	(9.8)
Goodwill amortization	(8,269)	(108,562)	1,213.0
Other non-operating expenses	(58,501)	(121,920)	108.4
Monetary correction:
Price level restatement	4,338	3,996	(7.9)
Foreign Exchange translation	(14,505)	(441)	(97.0)

Non-operating results	(247,798)	(313,425)	26.5

Non-operating results amounted to losses of Ch$313.4 billion in 2002 in comparison to losses of Ch$247.8 billion in 2001.  This difference is basically explained by an increase of Ch$100.3 billion in goodwill amortization resulting from the impairment of the Company’s investments in Brazil and Argentina during 2002, partially offset by  a decrease of Ch$23.1 billion in net financial expenses, and a rise of Ch$18.5 billion in the equity in income from investments in related companies.

Interest earned.  Interest earned decreased by 20.4% to Ch$15.2 billion in 2002 from Ch$19.2 billion in 2001.  The decrease in 2002 from 2001 was primarily attributable to lower cash balances at our subsidiaries in Argentina.

Other non-operating income.  The increase of Ch$46.7 billion in the results of other non-operating income to Ch$55.8 billion in 2002 from Ch$102.5 billion in 2001 is explained principally by the positive effect of the devaluation on the liabilities in local currency of our subsidiaries in Colombia and Argentina.

Interest expense.  The Ch$23.1 billion fall in net financial expenses is explained principally by a reduction of US$240 million in debt.  This reduction was the result of operating cash flows that permitted the repayment of financial debt in 2002 and by lower interest rates explained by the drop in international interest rates from 2001.

Other non-operating expenses.  The Ch$63.4 billion increase in the results of other non-operating expenses is explained principally by a write-off during 2002 related to assets of our generating subsidiary in Brazil, Cachoeira Dourada.

Goodwill amortization.  The increase of Ch$100.3 billion in the charge for goodwill amortization is the result of an impairment of the Company’s investments, Cachoeira Dourada in Brazil, and El Chocón and Costanera in Argentina, during 2002.  For more information on this impairment please see note 13(b) to our audited consolidated financial statements and “—Critical Accounting Policies—Impairment of Investments in Related Companies, Long-lived assets, Identifiable Intangible Assets and Goodwill.”

Foreign exchange translation.  The loss of Ch$441 million for the year ended 2002, compared to a loss of Ch$14.5 billion for the year ended 2001 reflects the fact that for the year ended 2002, the Chilean peso depreciated by 9.7% against the US dollar as compared to a depreciation of 14.1% during the same period of the year before.

Back to Contents

On the other hand, these losses were offset to a large extent by forward contract operations that produced a profit of Ch$16.0 billion for the year ended 2002.

Equity income from non-consolidated affiliates.  The Ch$18.5 billion improvement in the net income from related companies is mainly due to the increase in the net profit of CIEN that for 2002, amounted to Ch$7.2 billion compared to a loss of Ch$5.8 billion for the year ended 2001.  The improved result of CIEN in 2002 is explained by significantly better operating results following the start-up of its second transmission line, with the first 500 MW coming on line in May 2002 and the other 500 MW in August 2002.

Price-level restatement.  In 2002, there was a Ch$4.0 billion price-level restatement gain, compared to a gain of Ch$4.3 million in 2001.  This slight decrease in the price-level restatement gain was due to the combined effect of lower inflation in Chile (a 2002 inflation rate of 3.0%, versus 3.1% for the same period in 2001); and a higher level of net monetary liabilities during 2002.

Income Taxes

The higher income tax during this period reflects the improved results of the operations in Chile and Peru.  The extraordinary item of Ch$10.9 billion corresponds to a one-time security tax imposed by the Colombian authorities on the equity of the companies in order to finance national security activities.  The total tax was recorded during the 2002 period.

Minority Interest

Minority interest expense resulted in charges of Ch$46.5 billion in 2002, compared to Ch$34.0 billion in 2001.  The 36.8% increase in 2002 compared to 2001 was mainly due to an improvement in the results of EMGESA in Colombia.

Negative Goodwill Amortization

Negative Goodwill was Ch$85.9 billion in 2002, compared to Ch$45.9 billion for 2001.  This increase resulted primarily from the impairment of the Company’s investments in Brazil and Argentina during 2002.  See note 13 to our audited consolidated financial statements and “—Critical Accounting Policies—Technical Bulletin No. 64.”

Net Income

The Company recorded a loss of Ch$9.3 billion in 2002, compared to a net income of Ch$72.2 billion in 2001.  This was primarily due to a net impairment of goodwill and negative goodwill of Ch$56.1 billion (net of minority interest) of investments in Argentina and Brazil.  The amount of the goodwill impairment is Ch$26.9 billion in Argentina and Ch$72.1 billion in Brazil.  This adjustment was partially offset by:

•	a 25.4% increase in operating results in Chile due mainly to better hydrological conditions;

•
a Ch$18.5 billion improvement in the net results on investments in related companies due fundamentally to the improved results of CIEN, which exports energy from Argentina to Brazil and in which Endesa-Chile has a participation of 45%; and

•	a reduction of Ch$23.1 billion, or a decrease of 8.8% in net financial expenses.

Back to Contents

Results of Operations for Years Ended December 31, 2001 and 2000

Revenues from operations

We derive a substantial portion of our consolidated revenues from the sale of electricity in Chile.  However, revenues from sales from countries other than Chile accounted for 59.6% and 63.6% of our consolidated revenues in 2001 and 2000, respectively.  Revenues from sales of electricity in Argentina accounted for 21.8% of our consolidated revenues in 2001 as compared to 30.1% in 2000.  Revenues from sales of electricity in Colombia accounted for 21.1% in 2001 as compared to 18.5% in 2000 and revenues from sales of electricity in Brazil accounted for 6.3% in 2001 as compared to 6.1% in 2000.  In addition, revenues from sales of electricity in Peru accounted for 10.4% in 2001 as compared to 8.9% in 2000.  In each of 2001 and 2000, other income accounted for less than 5% of total consolidated revenues.

The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2000 and 2001, and the percentage change from year to year.

	Year ended December 31,

	2000	2001	% Change

	(in millions of constant Ch$ as of December 31, 2002, except volume data)
Sales of electricity (Chile)	307,921	386,082	25.4
Sales of electricity (Argentina)	282,461	227,739	(19.4)
Sales of electricity (Colombia)	173,231	220,310	27.2
Sales of electricity (Brazil)	57,435	66,323	15.5
Sales of electricity (Peru)	83,560	108,212	29.5
Other	33,043	36,613	10.8

Total	$937,650	$1,045,279	11.5

Energy Sales (GWh) (Chile)	20,086	18,673	(7.0)
Energy Sales (GWh) (Argentina)	15,549	12,988	(16.5)
Energy Sales (GWh) (Colombia)	13,356	14,591	9.2
Energy Sales (GWh) (Brazil)	3,887	3,743	(3.7)
Energy Sales (GWh) (Peru)	3,604	4,239	17.6

Total revenues from operations increased 11.5% to Ch$1,045.3 billion in 2001 from Ch$937.7 billion in 2000 which is explained primarily by higher revenues in Chile and Colombia due to better hydrological conditions and higher prices, and higher sales volumes in Peru due to the new Edegel plants, which were partially offset by a decrease in revenues in Argentina due to lower contract sales of Costanera.

Revenues from sales of electricity in Chile increased 25.4% to Ch$386.1 billion in 2001 from Ch$307.9 billion in 2000.  This increase is primarily due to a higher average sale price of 34.9% compared to the year 2000, partially compensated by a decrease in sales volumes of approximately 7% due to lower energy transactions in the spot market.  The average sales price of electricity sold by us in Chile increased to Ch$20.7 per kWh in 2001 from Ch$15.3 per kWh in 2000, primarily due to an increase in both node and spot prices.

Revenues from sales of electricity in Argentina decreased 19.4% to Ch$227.7 billion in 2001 from Ch$282.5 billion in 2000.  The decrease is primarily due to a 16.5% decrease in energy sales and a 3.5% decrease in average sales.  The average sales price per kWh of electricity sold by our subsidiaries in Argentina decreased to Ch$17.5 in 2001 from Ch$18.2 per kWh of electricity in 2000, primarily due to lower spot market sales prices for Central Buenos Aires and Costanera in 2001.  The volume of electricity sold in Argentina decreased to 12,988 GWh in 2001 from 15,549 GWh in 2000 primarily due to the termination of contracts with Edenor and Edesur at the end of May 2000.  The termination of the contracts in Argentina has been partially compensated by sales to Brazil, which represented 39.8% of 2001 total sales volumes and the increase in 74.7% in El Chocón’s sales volumes compared to 2000, due to better hydrological conditions in the Comahue zone.

Back to Contents

Revenues from sales of electricity in Brazil increased to Ch$66.3 billion in 2001 from Ch$57.4 billion in 2000 mainly explained by a 20% increase in the average price during fiscal year 2001 to Ch$17.7 per kWh in 2001 from Ch$14.8 per kWh in 2000 explained by the 17.2% increase of tariffs in real terms in September 2000 and an additional 10.6% in September 2001.

Revenues from sales of electricity in Colombia increased 27.2% to Ch$220.3 billion in 2001 from Ch$173.2 billion in 2000 due to both a 16.4% increase in average sales price to Ch$15.1 per kWh in 2001 from Ch$13.0 per kWh in 2000 as well as a 9.2% increase in sales volumes to 14,591 GWh in 2001 from 13,356 GWh in 2000.  The increase in average prices is explained by an increase in the contractual sales and an increase in spot market prices due to restrictions in the Colombian transmission systems during the first half of 2001 which benefited our company.  The increase in sales volumes is mainly related to higher energy demand from Emgesa’s clients.

Revenues from sales of electricity in Peru increased 29.5% to Ch$108.2 billion in 2001 from Ch$83.6 billion in 2000 due to a 17.6% increase in energy sales volumes to 4,239 GWh in 2001, from 3,604 GWh in 2000 and a higher average price of 10.1% to Ch$25.5 per kWh in 2001 from Ch$23.2 per kWh in 2000.

Other revenues increased by 10.8%, mainly due to higher income from Infraestructura 2000 primarily related to the new highway, Autopista Los Libertadores.

Cost of operations

The table below sets forth the breakdown of costs of operations for 2000 and 2001 and the percentage change from year to year.

	Year ended December 31,

	2000	2001	% Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Cost of operations (Chile)	255,556	268,287	5.0
Cost of operations (Argentina)	229,099	180,093	(21.4)
Cost of operations (Colombia)	103,127	141,773	37.5
Cost of operations (Brazil)	24,435	37,402	53.1
Cost of operations (Peru)	25,079	35,052	39.8

Total	$637,296	$662,608	4.0

Cost of operations increased 4.0% to Ch$662.6 billion in 2001 from Ch$637.3 billion in 2000 primarily due to an increase in the cost of operations in Brazil, Peru and Colombia, but partially offset by the decrease in the cost of operations in Argentina.

Cost of operations in Chile increased 5.0% to Ch$268.3 billion in 2001 from Ch$255.6 billion in 2000 principally due to the increases in transmission tolls mainly explained by the fact that Endesa’s transmission lines were sold to Transelec in 2000.  This was partially offset by the decrease in energy purchases costs by Ch$11.7 billion due to lower physical energy purchases, which dropped to 3,420 GWh in 2001 from 4,993 GWh in 2000 and a decrease in fuel cost of Ch$7.4 billion explained by a reduced reliance on thermal energy, which was compensated for by an increase in hydroelectric production of 13.2% or 1,483 GWh.

Cost of operations in Argentina decreased 21.4% to Ch$180.1 billion in 2001 from Ch$229.1 in 2000 primarily due to a decrease of 2,378 GWh  hour in energy purchases and a 26.5% decrease in fuel costs for Costanera explained by a decrease in thermoelectric production of 27.6% to 4,579 GWh in 2001 from 6,321 GWh in 2000.  This favorable trend was partially compensated by higher transmission costs related to higher energy production in El Chocón, which increased by 93.2% to 4,496 GWh in 2001 from 2,327 GWh in 2000.

Cost of operations in Brazil increased 53.1% to Ch$37.4 billion in 2001 from Ch$24.4 billion in 2000 due primarily to higher energy purchases.  The higher costs of energy purchases during 2001 can be mostly explained by reduced production, a decrease of 33.8% to 2,256 GWh in 2001 from 3,406 GWh in 2000, and also because of

Back to Contents

higher spot prices in energy purchases.  The higher spot prices were a result of the drought in the Brazilian market that lead to a rationing in the southeast electric system since June 2001, and obliged companies to buy energy in the spot market at high prices in order to meet their commitments.

Cost of operations in Colombia increased 37.5% to Ch$141.8 billion from Ch$103.1 billion due to higher energy purchases in the spot market related to the increase in sales during the period.  Energy purchases increased by 20% to 4,485 GWh in 2001 from 3,737 GWh in 2000.

Cost of operations in Peru increased 39.8% to Ch$35.1 billion in 2001 from Ch$25.1 billion in 2000 mainly due to higher depreciation charges and transmission costs related to the new hydroelectric plants at Edegel, which started operations at the end of 2000.

Administrative and selling expenses

Administrative and selling expenses increased 3.8% to Ch$34.7 billion in 2001 from Ch$33.4 billion in 2000.  This increase is primarily explained by the effect of the exchange rate on the amount booked in Chilean pesos in our investments abroad, partially compensated by the decrease in administrative and selling expenses in Argentina and Colombia.

Operating Income

Operating income increased 30.4% to Ch$348.0 billion in 2001 from Ch$266.9 billion in 2000.  The increase in operating income can largely be explained by better performance of our operations in Chile, Colombia and Peru, partially offset by the decrease in operating  results recorded in Argentina and Brazil.

In Chile, operating income increased by 102.3% compared to the same period last year, amounting to a total of Ch$136.5 billion, explained primarily by a 34.9% increase in the average price of energy sales, which can be attributed to higher regulated prices and spot market prices and a 13.2% increase in hydraulic generation associated with greater volumes of water in regions where the largest reservoirs are located.

In Argentina, a drop in average energy prices and in energy sales volumes at the Costanera thermoelectric power plants, brought on by the end of contracts with distributors and lower spot prices, resulted in a 11.1% decrease in Argentina’s operating income, totaling Ch$43.0 billion.  Nonetheless, due to an increase in water volume and reservoir levels, generation at the El Chocón hydroelectric power plant rose by 93.2%, thereby increasing its operating income by 173.4%.

In Brazil, Cachoeira Dourada’s operating income dropped by 10.6%, to Ch$27.9 billion, which can basically be explained by decreased generation and more energy purchased due to the critical level of the reservoirs in the system.  Due to the critical level of the reservoirs and poor rainfall conditions in Brazil since June 1, 2001, the government applied electricity rationing in the southeastern system in Brazil, where Cachoeira Dourada is located.  However, due to an agreement reached by the authorities and the agents of the Brazilian Electric System in December 2001, the negative effect on Cachoeira Dourada results was a loss of only  US$5.4 million.

In Colombia, operating income rose 14.0%, to Ch$74.5 billion, primarily due to a 16.4% increase in average sales prices and a 9.2% increase in energy sales volumes.  This price increased primarily due to restrictions placed on the transmission of electric power in the Colombian system during the first few months of 2001.

Our subsidiary in Peru, Edegel, also contributed to the increased consolidated operating income.  Edegel’s operating income grew by 21.2 % to Ch$66.0 billion, primarily because of a 17.6% increase in energy sales volumes, which was attributable to higher reservoir levels and to 191 MW of new hydraulic capacity that started operations during the second half  2000.

Back to Contents

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Year ended December 31,

	2000	2001	% Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Non-operating income:
Interest earned	33,850	19,151	(43.4)
Equity in income of non-consolidated affiliates	678	(9,948)	(1,567.1)
Other non-operating income	272,788	55,817	(79.5)
Non-operating expenses:
Interest expense	(271,334)	(235,883)	(13.1)
Goodwill amortization	(7,245)	(8,269)	14.1
Other non-operating expenses	(61,082)	(58,501)	(4.2)
Monetary correction:
Price level restatement	916	4,338	373.6
Foreign Exchange translation	(4,646)	(14,505)	212.2

Non-operating results	(36,076)	(247,798)	586.9

Non-operating results amounted to losses of Ch$247.8 billion in 2001 in comparison to losses of Ch$36.1 billion in 2000.  This was mainly related to:

•	non-recurring profits from the sale of Transelec and other transmission assets booked in 2000, of Ch$183.6 billion;

•	Ch$10.6 billion decrease in equity income from related companies;

•	a higher loss of Ch$9.9 billion in foreign exchange translation; and

•	higher other non-operating expenses due to the impact of the Argentine devaluation on the results of the Company’s Argentine subsidiaries.

The effects above were partially offset by:

•	a decrease in interest expenses of Ch$35.5 billion; and

•	an increase in other non-operating income by Ch$18.6 billion, due to profits attributable to the Yankee bond buyback in the last quarter of 2001.

Interest earned.  Interest earned decreased 43.4% to Ch$19.2 billion in 2001 from Ch$33.9 billion in 2000.  The decrease in 2001 from 2000 was primarily attributable to lower cash balances at Central Costanera partially compensated by higher interest income from Colombian operations.

Other non-operating income.  Other non-operating income decreased to Ch$55.8 billion in 2001 from Ch$272.8 billion in 2000.  The difference between other non-operating income in 2000 and 2001 is mostly due to Ch$142.2 billion in non-operating income related to the sale of Transelec and Ch$13.0 million in exceptional income related to El Chocón’s operations in the spot market in previous years.  All this income was booked in 2000, partially offset by higher profits of Ch$18.6 billion due to a Yankee bond buyback in 2001.  The Yankee bond buyback was carried out through a tender offer, which closed on November 21, 2001, pursuant to which we repurchased bonds for a total

Back to Contents

US$183,983,000 in the United States.  The bonds subject to the buyback were a US$23,719,000 bond due in 2027 and a US$160,264,000 bond due in 2097.  The percentage repurchased was 36.4% and 80.1% respectively.

Equity income from non-consolidated affiliates.  In 2001, our equity income from non-consolidated affiliates decreased to a loss of Ch$9.9 billion from a gain of Ch$678 million in 2000, principally due to the effect of the monetary correction on the results of CIEN and GasAtacama results during 2001.

Interest expense.  Interest expense decreased by 13.1% to Ch$235.9 billion in 2001 from Ch$271.3 billion in 2000.  The decrease in interest expense was largely due to the decrease in financial debt of approximately US$308 million, and a decrease in the market interest rate, both of which were partially offset by an increase in the exchange rate.

Goodwill amortization.  Goodwill was Ch$8.3 billion in 2001, as compared to Ch$7.2 billion for 2000.  This 15.3% increase resulted primarily from the depreciation of the Chilean peso in relation to the dollar in real terms.

Other non-operating expenses.  Other non-operating expenses decreased 4.2% to Ch$58.5 billion in 2001 from Ch$61.1 billion in 2000.  The decrease in other non-operating expenses was primarily due to expenses booked during 2000 related to operating expenses from previous years and other non-recurring charges.

Price-level restatement.  The price-level restatement was Ch$4.3 billion in 2001 as compared to Ch$916 million in 2000.

Foreign exchange translation.  Foreign exchange translation resulted in a loss of Ch$14.5 billion, compared to a loss of Ch$4.6 billion in 2000.  The exchange rate difference reflected the 14.1% increase in the exchange rate during 2001, as compared to an 8.2% exchange rate increase in 2000.

Income Taxes

Income taxes decreased by Ch$48.6 billion, to Ch$39.9 billion in 2001 from Ch$88.5 billion in 2000.  This 54.9% decrease was the result of non-recurring income taxes during 2000 arising from our sale of Transelec.

Minority Interest

Minority interest expense resulted in charges of Ch$34.0 billion in 2001, compared to Ch$68.6 billion in 2000.  The decrease in minority interest expense in 2001 compared to 2000 was mainly due to the decrease in results of our Argentine subsidiary, Costanera.

Negative Goodwill Amortization

Negative goodwill amortization was Ch$45.9 billion in 2001, as compared to Ch$41.1 billion for 2000.  This increase resulted primarily from the depreciation of the Chilean peso in relation to the dollar in real terms.

Net Income

Net income decreased to Ch$72.2 billion in 2001 from Ch$114.9 billion in 2000.  This was primarily due to the following factors:

•	the decrease in other non-operating income of Ch$217.0 billion, mainly due to profits from the sale of Transelec recorded during fiscal year 2000;

•	a Ch$19.2 billion loss produced by the devaluation of the Argentine Peso on the Company’s consolidated results; and

•	the impact of foreign exchange translation of Ch$9.9 billion in losses.

The effects above were partially offset by:

Back to Contents

•	the 30.4% increase (or Ch$81.0 billion), in the Company’s operating performance;

•	a decrease in interest expense of Ch$35.5 billion or 13.1%, explained by a lower debt level of approximately US$308 million in dollar terms, and lower international interest rates; and

•	a Ch$48.6 billion decrease in income taxes and a Ch$34.6 billion reduction in minority interest expense.

B.	Liquidity and capital resources.

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial banks, and debt offerings in the domestic and international capital markets.

We have accessed the international equity capital markets, including three SEC-registered ADS issuances in August 3, 1994 for Endesa-Chile.  We have also frequently issued SEC-registered United States corporate bonds, or Yankee Bonds, for  Endesa-Chile, as well as for our Chilean subsidiary Pehuenche.  In June 2000 Endesa-Chile established Euro medium term note program, or EMTN Program, for an aggregate amount of € 1 billion.  We issued  €400 million in 3-year floating rate notes in July 2000.

Endesa-Chile and our subsidiaries in the five countries in which we operate also have access to the local capital markets, where we have issued, or intend to issue, debt instruments including commercial paper, medium- and long-term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors.  In 2001, Endesa-Chile issued UF 7.5 million (approximately US$170 million at the time of issuance but US$186 million with the year-end exchange rate) in Chilean 5-year and 21-year bonds.

The Company is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans.  In 1999, we issued US$1.8 billion in 2-year bilateral loans with a group of relationship banks.  The loans were extended for two years, and now mature in 2003.  We have also issued several syndicated loans over the years; including a 3-year bullet US$500 million syndicated facility in July 2001.

On May 15, 2003, Endesa-Chile closed a credit agreement for approximately US$743 million.  This facility (the “Endesa-Chile Facility”) refinanced most of the existing bank indebtedness of the Company.  Endesa-Chile combined its outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into the Endesa-Chile Facility.  The Endesa-Chile Facility matures in May 2008.  The Endesa-Chile Facility has a 30-month grace period prior to the commencement of debt repayment, during which period Endesa-Chile will only make interest payments on the Endesa-Chile Facility, subject to certain mandatory prepayments in the event of certain asset sales, or debt or equity issuances.  In the remaining 30 months, beginning November 2005, Endesa-Chile will be required to repay principal and also continue to make interest payments.  The Endesa-Chile Facility accrues interest at 300 basis points over Libor.  The Endesa-Chile Facility is guaranteed by four of Endesa-Chile’s subsidiaries: Empresa Eléctrica Pehuenche S.A., Empresa Eléctrica Pangue S.A., Compañía Eléctrica Tarapacá S.A., and Endesa-Chile Internacional.  The Endesa-Chile Facility eliminated two aspects of the Company’s prior bank indebtedness; namely, the Endesa-Chile Facility does not require a mandatory prepayment in the event that the borrower fails to achieve “investment grade” ratings from Standard & Poor’s, and it also modified the pricing of the interest margin to a fixed level, as mentioned above, instead of one that was determined by the credit risk assigned by Standard & Poor’s, which is subject to change.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa-Chile’s financial indebtedness is subject to cross-default provisions.  Defaults in relation to any single indebtedness of Endesa-Chile or some of Endesa-Chile’s more relevant subsidiaries with an outstanding amount equal to or in excess of US$30 million after the applicable grace periods (if any) have expired could give rise to a cross-default under the Endesa-Chile Facility.  In addition, if Endesa-Chile or any of its subsidiaries defaults in the payment on any indebtedness having an aggregate principal amount exceeding US$30 million, an Event of Default would be triggered in Endesa-Chile’s SEC-registered corporate bonds.  Finally, any Event of Default arising out of Endesa-Chile’s Yankee Bonds would trigger a cross-default under most of our existing bank credit agreements.

The Endesa-Chile Facility requires Endesa-Chile to maintain specified financial covenants related to maximum ratios of indebtedness to cash flow, indebtedness to EBITDA and indebtedness to stockholders equity, and a

Back to Contents

minimum ratio of cash flow to interest expense.  The Endesa-Chile Facility requires the Company to apply 75% of its excess cash (as defined in the Endesa-Chile Facility including allowance for dividends), and most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay the Endesa-Chile Facility.  In addition, the Endesa-Chile Facility contains covenants that (1) prohibit the Company’s subsidiaries whose principal place of business is in Chile from incurring indebtedness, subject to certain exceptions and (2) prohibit Endesa-Chile and certain of its subsidiaries (subject, in each case, to a variety of exceptions) from, among other things: prepaying indebtedness, creating or permitting the existence of liens on properties and assets, making investments, loans (including intercompany loans) or advances, issuing guarantees or providing other credit support, selling or transferring essential operating assets, consummating mergers, consolidations, liquidations or dissolutions, making capital expenditures in excess of certain agreed thresholds, which range from US$36 million to US$262 million per year on a consolidated basis, repurchasing or redeeming capital stock or making other payments in respect of capital stock, entering into agreements (other than the Endesa-Chile Facility) which restrict the ability of Endesa-Chile’s subsidiaries to apply the proceeds from equity or debt issuances and asset sales by way of dividend or repayment of intercompany indebtedness, entering into transactions with affiliates, entering into sale and leaseback transactions and making material changes in the nature of the principal business of Endesa-Chile and its more relevant subsidiaries.

At March 31, 2003, Endesa-Chile’s Argentine subsidiaries had total financial indebtedness of approximately US$472.1  million, which represents 10.8% of Endesa-Chile’s total financial liabilities.

A substantial portion of Endesa-Chile’s financial indebtedness was subject to mandatory prepayment triggers (in the event of a loss of “investment grade” status from Standard & Poor’s) and a pricing grid based on the borrower’s senior unsecured long-term foreign currency Standard & Poor’s debt ratings.  On December 11, 2002, Standard & Poor’s lowered such rating for Endesa-Chile from “BBB+” to “BBB” as a result of the currency devaluations affecting our Argentine and Brazilian subsidiaries and the reduction in the Chilean node prices.  On February 21, 2003, Endesa-Chile was downgraded again from “BBB” to “BBB-” with a negative outlook based primarily on Standard & Poor’s heightened concerns about Endesa Chile’s ability to refinance in the midst of difficult market conditions and the deterioration of our investments in Argentina and Brazil.

All of our financial indebtedness that was subject to the pricing grid based on the S&P rating was refinanced with the Endesa-Chile Facility described above on May 15, 2003.  Under the Endesa-Chile Facility, any adjustments to our credit rating will have no impact on the terms, including the interest payable, of the Facility.  On May 16, and as a direct consequence of our new bank refinancing, Standard & Poor’s lifted its negative outlook and maintained Endesa-Chile’s corporate foreign currency ratings debt rating at “BBB-” with a stable outlook.

Finally, most of our companies have access to existing lines of credit sufficient to meet all of our present working capital needs in quantities sufficient to meet all of our funding requirements.

The table below sets forth the Company’s debt maturity schedule as of December 31, 2002:

Payments of Debt due by Period (in US$million)
ENDESA-CHILE. on a consolidated basis

As of December 31, 2002	TOTAL	Jan 2003 - Dec 2003	Jan 2004 - Dec 2004	Jan 2005 - Dec 2005	After Dec 2005

Contractual Obligations
Bank Debt	1,446	523	585	79	259
Yankee bonds	1,586	170	—	—	1,416
Other bonds	620	13	16	25	566
EMTN bonds	381	381	—	—	—
Intercompany debt (Enersis)	141	73	68	—	—
Other debt	289	63	45	88	93

Total	4,463	1,223	714	192	2,334

Back to Contents

The table below sets forth the Company’s debt maturity schedule as of May 31, 2003:

Payments of Debt due by Period (in US$ million)
ENDESA-CHILE. on a consolidated basis

As of May 31, 2003(1):	TOTAL	Jan 2003 - Dec 2003	Jan 2004 - Dec 2004	Jan 2005 - Dec 2005	After Dec 2005

Contractual Obligations
Bank Debt	1,366	220	160	203	782
Yankee bonds	1,506	5	5	55	1,441
Other bonds	729	13	20	29	667
EMTN bonds	381	381	—	—	—
Intercompany debt (Enersis)	86	25	61	—	—
Other debt	305	44	43	49	169

Total	4,372	689	289	335	3,060

(1)
The unaudited table above has been prepared for illustrative purposes only in order to reflect our contractual obligations on a consolidated basis, giving effect to our refinancing through May 31, 2003.

The following discussion of our cash flows is based on Chilean GAAP and, therefore, does not include uses of cash, including capital expenditures, or borrowings by our development-stage subsidiaries, which are not consolidated under Chilean GAAP.  See Note 34 to the consolidated financial statement for reclassification differences between US and Chilean GAAP.

The variation in the composition of the cash flow during the period is basically explained by:

Our operating activities provided net cash of Ch$285.9 billion in 2000, Ch$256.7 billion in 2001 and Ch$352.2 billion in 2002.  The decrease in operating cash flow from 2000 to 2001 is principally due to a larger outflow related to payments of income taxes of Ch$64.7 billion, and the timing of payment of interest costs of Ch$72.8 billion, which was partially offset by advanced timing of sales receipts of Ch$68.8 billion. The increase from 2001 to 2002 is primarily attributed to slower payments of payables associated with non-operating result of Ch$170.6 billion, offset by delayed timing of sales receipts of Ch$66.8 billion.

In 2000, we had a net cash outflow from financing activities of Ch$832.0 billion compared to a 2001 outflow of Ch$83.8 billion and a 2002 outflow of Ch$219.0 billion.  The net outflow in 2000 is attributable principally to the payment of debt of Ch$1,186.5 billion and a net outflow related to payment and receipt of loans from related companies of Ch$125.0 billion, which was partially netted by issuance of new debt of Ch$672.3. The net cash outflow in 2001 is principally due to payments of outstanding debt of Ch$857.7 with the proceeds from debt financing of Ch$631.7 billion.  The net outflow in 2002 is principally due to payments of outstanding debt of Ch$496 billion, offset by proceeds from debt and bond issuances of Ch$357.4 billion.

We had a net cash inflow from investment purposes of Ch$482.8 billion in 2000, compared to a net cash outflow of Ch$112.5 billion in 2001 and  Ch$113.3 billion in 2002.  Capital expenditures for property, plant and equipment were Ch$89.7 billion, Ch$52.9 billion and Ch$134.9 billion for the years 2000, 2001 and 2002, respectively. Investment activities in 2000 resulted in positive cash flows due to the sale of investments in related companies in the aggregate amount of Ch$329.0 billion, sale of property plant and equipment of Ch$139.0 and other receipts from investments of Ch$203.4 billion.  Our most significant cash outflow in 2001 was the repurchase of Yankee Bonds for Ch$109.9 billion.  This was partially offset by payments received related to loans given to related companies of Ch$87.9 billion. Outflow in 2002 was mainly caused by additions to property, plant and equipment of Ch$134.9 billion, which was partially offset by payments of loans received from related companies of Ch$34.5 billion.

We have, from time to time, negotiated amendments and waivers with our creditors to provisions in our debt instruments as a result of the effects of prior droughts and to allow for our expansion, among other things.

Back to Contents

Payment of dividends and distributions by Endesa-Chile’s subsidiaries and related companies represent a significant source of funds for Endesa-Chile.  The payment of dividends and distributions by such subsidiaries and related companies are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon their earnings and cash flows.  Endesa-Chile has been advised by legal counsel in the various geographical locations where its subsidiaries and related companies operate that there are currently no other legal restrictions on the payment to Endesa-Chile of dividends or distributions from the jurisdictions where such subsidiaries or related companies are incorporated, other than customary restrictions limiting dividends to the amount of net income and retained earnings.  Certain credit facilities and consortium investment agreements of Endesa-Chile’s subsidiaries restrict the payment of dividends or distributions under certain circumstances.  There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future.

We believe that cash flow generated by operations, cash balances, available lines of credit (including lines of credit from suppliers) and planned borrowings will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

C.	Research and development, patents and licenses, etc.

Costs incurred by the Company for research and development expenses that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred.  Studies related to specific construction projects are capitalized.  During the years ended December 31, 2001 and 2002 no research and development costs have been incurred.

Following is a table describing Endesa-Chile’s research and development expenses during the last  three fiscal years:

Research Activities and Development	2000	2001	2002

	(in thousands of constant Ch$)
Recorded as assets	534,904	—	—
Recorded as expenses	—	—	—

Total	534,904	—	—

D.	Trend information.

In general terms, there are no trends that can be easily established for the generation and distribution companies in the five countries in which we operate.  There is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and the introduction, or proposed introduction of trading companies that will market energy to final clients.  Our generation companies that have been affected by adverse weather conditions have taken the appropriate strategic and commercial policies to partially mitigate that risk, through the greater reliance on gas-fired power plants and supply contracts that can reduce the impact of severe droughts.  There is also a general tendency toward the interconnection of electricity systems, including systems that cross international borders, such as our CIEN project between Argentina and Brazil.

In October 2002, Endesa-Chile’s board of directors approved a Financial and Economic Strengthening Plan with the purpose of refinancing US$743 million of Endesa-Chile syndicated and bilateral bank debt maturing in 2003 and 2004, and selling certain identified assets for liquidity reasons.  Endesa-Chile’s refinanced this US$743 million of indebtedness with the Endesa-Chile Facility.  The higher cost of financing that results from the higher interest rate of the Endesa-Chile Facility will require us to devote more capital to servicing our debt, and may divert us from investing in our operations and restrict our ability to provide credit support to our subsidiaries and affiliates from whom we receive dividends and distribution payments.  See “Item 4. Information on the Company—B. Business Overview—Business Strategy—Financial Strengthening Plan” and “—Liquidity and Capital Resources.”

Back to Contents

E.	[Reserved]

F.	[Reserved]

G.	[Reserved]

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

Endesa-Chile’s current directors and executive officers are as follows:

Name	Position	Current Position Held Since	Expiration of Current Term

Directors
Luis Rivera Novo (1) (3)	Chairman	2002	2005
Antonio Pareja Molina (1)	Vice Chairman	2000	2005
Ignacio Blanco Fernández (1)	Director	2002	2005
Leonidas Vial Echeverría (2)	Director	1995	2005
Jaime Bauzá Bauzá (2) (3)	Director	1999	2005
Carlos Torres Vila (1)	Director	2002	2005
José María Hidalgo Martín-Mateos (1)	Director	1999	2005
Andrés Regué Godall (1)	Director	1999	2005
Antonio Tuset Jorratt (2) (3)	Director	1999	2005
Executive Officers
Hector López Vilaseco	Chief Executive Officer	2000	N/A
Alfredo Ergas Segal	CFO	2002	N/A
Julio Valbuena Sánchez	Planning and Control – Manager	2002	N/A
Rafael Mateo Alcalá	Production and Transport Manager	1999	N/A
Carlos Martín Vergara	General Counsel	1996	N/A
Juan Carlos Mundaca	Human Resources-Manager	2000	N/A
José Venegas Maluenda	Trading and Commercialization Manager	2001	N/A
Rafael Errázuriz Ruis Tagle	Energy Planning	2001	NA
Rodolfo Nieto Maturana	External Affairs Manager	2000	N/A
Claudio Iglesis Guillard	Generation Chile – Manager	1999	N/A

(1)	Director appointed as representative of Enersis.
(2)	Independent Director not appointed by a particular shareholder.
(3)	Member of the Director Committee.

Directors

Luis Rivera Novo became Chairman of the board of directors in July 2002.  In 1998, he joined Endesa-Spain as Executive Vice President.  Mr. Rivera is currently the General Director of Endesa España Internacional.  Mr. Rivera has served as a director of Endesa-Spain subsidiaries including Compañía Sevillana de Electricidad and Enersis.  He worked as a consultant for McKinsey since 1986 and became a partner at that firm in 1991.  At McKinsey, he specialized in the energy and the financial sectors.  Mr. Rivera holds a degree in Civil Engineering from Universidad Politécnica de Madrid and a MBA degree from INSEAD.

Antonio Pareja Molina became a director in August 2000.  Since 1986, Mr. Pareja has occupied various positions at Endesa-Spain including Corporate Planning and Control Manager and Director of Control.  At present, Mr. Pareja is also member of the Executive Committee of Endesa Group and a Director of Chilectra S.A.  He holds a degree in economics and a post graduate degree from the London Business School and Instituto Empresa.

Back to Contents

Leonidas Vial Echeverría became a director in April 1995.  Mr. Vial is Vice President of the Santiago Stock Exchange, as well as a Director of Empresas Santa Carolina S.A., Cía Industrial El Volcan S.A., Inversiones Industriales Colina S.A., Inversiones Industriales Los Valdes S.A. and Las Americas Cía. de Seguros de Vida S.A.

Jaime Bauzá Bauzá became a director in May 1999, and he is also director of Pehuenche.  From 1990 to May 1999, Mr. Bauzá served as the Chief Executive Officer of Endesa-Chile.  He joined Endesa-Chile in May 1990 after more than twenty years in the electricity sector.  Mr. Bauzá was the Chief Executive Officer of Pehuenche from 1987 to April 1990 and Chairman of Chilgener S.A. (“Chilgener,” or now “Gener”) from 1987 to 1989.  Mr. Bauzá also served as Chief Executive Officer of Chilgener from 1981 to 1987.  He holds a degree in civil engineering from the Catholic University of Chile.

José María Hidalgo Martín-Mateos became a director in May 1999.  Mr. Hidalgo is currently President and Chief Executive Officer of the Peruvian generation companies Etevensa S.A. and Piura S.A., affiliates of Endesa-Spain.  He is also Vice President of Edelnor and general manager of Eléctrica de Cabo Blanco S.A. and Generalima S.A.  Mr. Hidalgo began his career at Endesa-Spain in 1976.  He holds a degree in economics and business from the University of Santiago de Compostela and a Master’s degree in International Finance from ESADE.

Andrés Regué Godall became a director in May 1999.  He is currently Chief Executive Officer of the Colombian distribution company Codensa.  Mr. Regué began his career at Endesa-Spain in 1968 and has served as General Director of Relsa S.A., Director of Engineering of Empresa Nacional Hidroeléctrica del Ribagorzana S.A., and Assistant Director of Térmicas de Besos S.A.  Mr. Regué holds a degree in engineering from Escuela Técnica Superior de Ingenieros Industriales in Barcelona and a Master in Business Administration from ESADE.

Antonio Tuset Jorrat became a director in June 1999.  Mr. Tuset is also a director of Empresa Eléctrica  Pehuenche S.A., Fanaloza S.A., Banvida S.A., Banmédica S.A., CIMENTA, Mutuos Hipotecarios S.A., SCL Terminal Aéreo de Santiago S.A., Inversiones Tricahue S.A.  Mr. Tuset holds a degree in commercial engineering from The University of Chile.

Carlos Torres Vila became a director in March 2003.  Mr. Torres is currently the Corporate Director of Strategy of Endesa Spain.  Before joining Endesa Spain, Mr. Torres served as consultant and partner at McKinsey & Company with a focus in the energy industry.  Mr. Torres holds a degree in Electrical Engineering from Massachusetts Institute of Technology, a law degree from Universidad Nacional de Educación a Distancia and a MBA from  MIT.

Ignacio Blanco Fernández became a director in March 2003.  Mr. Blanco is currently the CEO of the distribution company EDELNOR in Peru.  Mr. Blanco was Planification and Development Manager of Enersis until December 2002 and he has also served as Energy Management and Strategy manager and as a Chairman of Companhia de Interconexão Energética (“CIEN”).  Mr. Blanco holds a degree in Economics from the University of Zaragoza, an Industrial Engineering degree from Universidad Politécnica de Cataluña, and postgraduate studies at the University of Chicago.

Senior Management

Héctor López Vilaseco became the Chief Executive Officer in August 2000.  From November 1997 to August 2000 he was part of the board of directors of Endesa-Chile and since May 1999 he has served as our Vice Chairman.  Mr. López has occupied various positions at Endesa-Spain including Director of International Finance and Capital Markets (1985-1992), member of the Management Committee, Deputy Energy Manager of Endesa Spain Internacional (1997-2000) and adjunct Financial Director of Endesa-Spain (1996-1997).  Mr. López holds degrees in law and economics from ICADE Madrid.

Alfredo Ergas Segal  is the Administration and Finance Manager of Endesa-Chile.  Before joining Endesa-Chile, Mr. Ergas served as  Finance and Administration Officer of the Chilean telecommunication company Smartcom, Planification and Operating Control Manager of Enersis and Finance Manager of Enersis,  Mr. Ergas holds a degree in commercial engineering from University of Chile.

Back to Contents

Julio Valbuena Sánchez  is the Planning and Control Manager of Endesa-Chile.  He joined Endesa-Chile in July 2002.  Mr. Valbuena was the Planning and Control Manager of  Endesa Energía-Spain from 1998 to June 2002.  He holds an Executive MBA from the “Instituto de Estudios Superiores de la Empresa (IESE)” of Madrid and the degree in Civil Engineering from the “Escuela Técnica Superior de Ingenieros de Caminos, Canales y Puertos de la Universidad Politécnica” of Madrid.

Rafael Mateo Alcalá became Production Manager of Endesa-Chile in August 1999.  He joined the Endesa Group in 1982, and has been in Power Station Manager, Thermal Production Manger of Endesa-Spain in Spain.  He holds a degree in industrial engineering from the Zaragoza University and a MBA from IESE.

Carlos Martín Vergara is the General Counsel of Endesa-Chile.  He joined Endesa-Chile in May 1996.  He has also served as the General Counsel of Enersis.  He holds a law degree from the Catholic University of Valparaíso and a doctor in law degree from the Spanish University of Navarra.

Juan Carlos Mundaca Alvarez is the Human Resources Manager of Endesa-Chile from June 2000.  Prior that time he was Human Resources Manager of Chilectra S.A.  Mr. Mundaca has also served as Customer Service Manager and Branch Manager of Chilectra.  Mr. Mundaca holds a degree in commercial engineering from the University of Santiago, Chile.

José Venegas Maluenda became the Trading and Commercialization  Manager of Endesa-Chile in June 1, 2001.  Mr. Venegas joined the Company in 1992.  He has also served as Planning and Energy Manager, Commercial Manager in Chile and Director of the Economic Load Dispatch Center (CDEC) of the SIC in 1997.  Mr. Venegas holds a degree industrial civil engineer from the Catholic University of Chile and a MBA from the Adolfo Ibañez University.

Rafael Errázuriz Ruiz-Tagle is the Energy Planning Manager of Endesa Chile since June 2001.  Mr. Errázuriz was the Generation Manager of Endesa-Chile in Colombia and was also Chief Executive Officer of Emgesa.  He holds a degree in civil engineering from University of Santiago.

Rodolfo Nieto Maturana is the External Affairs Manager of Endesa-Chile.  He joined Endesa-Chile in October 2000.  He has also served as the Press Chief for the Enersis Group and Elesur.  Mr. Nieto holds a degree in journalism from the University of Chile.

Claudio Iglesis Guillard is the Generation Manager of Endesa-Chile in Chile.  He joined Endesa-Chile in 1982.  He has been Chief Executive Officer of Emgesa, Betania and CBA.  Mr. Inglesis was director of CAMMESA and Chairman of the AGEERA in Argentina.  He holds a degree in electric civil engineering from University of Chile.

B.	Compensation.

At the regular shareholders meeting held in March 31, 2003, our shareholders maintained the compensation policy for the board of directors approved last year.  Each director will receive a fixed salary of 55 UTM  per month and a fee of 36 U.F. for attending meetings of the board.  The vice-chairman will receive a fixed salary of 82.5 UTM  per month and a fee of 54 U.F. for attending meetings of the board.  The chairman will receive a fixed salary of 110 UTM  per month and a fee of 72 U.F. for attending meetings of the board.  In  2002, the total compensation paid to each director in millions of Chilean pesos, was as follows:

Back to Contents

	Year ended, December 31, 2002, (In thousands of Ch$)

Director	Board Compensation	Director Committee	Participation	Total

Luis Rivera Novo	11,051	3,617	9,645	24,313
Antonio Pareja Molina	16,575	—	7,235	23,810
Jaime Bauzá Bauzá	11,051	7,230	9,045	27,326
Emilio García Diez	11,051	—	5,425	16,476
José María Hidalgo Martín-Mateos	11,051	—	6,631	17,682
Rodolfo Martín Villa	8,289	—	5,425	13,714
Andrés Regué Godall	11,051	—	7,836	18,887
Antonio Tuset Jorratt	11,051	7,230	9,045	27,326
Leonidas Vial Echeverría	11,051	—	6,028	17,079
Pablo Yrarrázaval Valdés (1)	12,892	3,617	9,645	26,154
Pedro Larrea Paguaga (1)	2,763	—	603	3,366

(1)	Mr. Pablo Yrarrázaval Valdés and Mr. Pedro Larrea Paguaga were the Chairman and Director until July 2002 and April 2003, respectively.

Endesa-Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to seniority level.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.

We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual executive officers.

C.	Board practices

The administration of Endesa-Chile is conducted by its executive officers under the direction of its board of directors which, in accordance with the Estatutos, or articles of incorporation and bylaws, consists of nine directors who are elected at annual regular shareholders’ meetings.  The entire board of directors is elected every three years.  The current board of directors was elected in March 2003.

Cumulative voting is permitted for the election of directors.  The board of directors may appoint replacements to fill any vacancies that occur during periods between elections.  The Endesa-Chile executive officers are appointed by the board of directors and hold office at its discretion.  The Estatutos require that directors meet at least once a month.  Special board of directors meetings are called when summoned by the Chairman or when requested by at least five directors.  Under the Estatutos, resolutions of the board of directors approving certain investments must be passed with the affirmative vote of at least six members of the board of directors.  Our directors’ service contracts do not provide for benefits upon termination of employment.

Director Committee

The Director Committee is comprised of three members (Messrs. Rivera, Tuset and Bauzá), whose majority must be independent from Enersis, and has the following responsibilities:

1) examine the reports of the external auditors, the balance sheet and other financial statements presented by the managers of the Company to the shareholders and report their findings to the shareholders;

2) examine documents related to interested director transactions and transactions between affiliate companies and execute reports with respect to such transactions.  Copies of the reports are delivered to the Chairman;

3) examine the remuneration system and compensation plan of the managers and principal executive officers; and

Back to Contents

4) other matters indicated in the by-laws or those entrusted to the committee by the general shareholders meeting or the Board of Directors.

At the regular shareholders’ meeting held in March 2002, a compensation policy for the committee members was enacted and the annual expense amounts of 1,819 UF were budgeted.  Each member of the committee will receive 36 UF for attending each meeting with a limit of 12 paid meetings a year.

D.	Employees.

As of December 31, 2002, the personnel of Endesa-Chile and its subsidiaries was as follows:

Company	Executive Officers	Professionals and Technicians	Other Employees	Total

In Argentina
Central Costanera S.A.	5	213	16	234
Hidroeléctrica El Chocón S.A.	1	43	6	50

Total Personnel in Argentina	6	256	22	284
In Brazil
Centrais Elétricas Cachoeira Dourada S.A.	3	45	4	55

Total Personnel in Brazil	3	45	4	52
In Chile
Endesa-Chile	24	401	40	465
Pehuenche S.A.	0	3	0	3
Pangue S.A.	0	2	0	2
San Isidro S.A.	0	2	0	2
Celta S.A.	1	0	0	1
Ingendesa	3	147	18	168
Infraestructura Dos Mil S.A(1).	4	9	6	19
Túnel El Melón S.A.	1	20	2	23
Sociedad Concesionaria Aautopista del Sol S.A(1).	0	65	23	88
Sociedad Concesionaria Autopista Los Libertadores S.A(1).	0	39	8	47

Total Personnel in Chile	33	688	97	818
In Colombia
Emgesa S.A.	8	278	29	315
Central Hidroelectrica de Betania S.A. E.S.P.	1	33	0	34

Total Personnel in Colombia	9	311	29	349
In Peru
Edegel S.A.	5	130	19	154

Total Personnel in Peru	5	130	19	154

Total Personnel of Endesa-Chile and Subsidiaries	56	1,430	171	1,657

(1)	Were sold on June 23, 2003.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment.  According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11

Back to Contents

months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable.  In addition, under Endesa-Chile’s collective bargaining agreements, Endesa-Chile is obligated to make severance payments to all covered employees, regardless of the reason for their termination, in specified amounts which increases according to seniority.  Management believes Endesa-Chile’s relationship with its trade unions is a positive one.  We entered into a collective bargaining agreement with our engineering personnel in July 2000.  This agreement has a term of three and a half years.  Our collective bargaining agreements with our electro-mechanical, technical and administrative personnel will terminate in June 2004 and December 2005.

Various amendments were made to the Chilean Code of Labor which came into effect as of December 1, 2001.  Among the principal reforms are the following:

•
Higher indemnity costs.  Indemnity costs associated with dismissing employees are now 30-100% higher than they were under prior labor provisions when a Labor Tribunal rules in favor of the former employee and finds that the reasons given for dismissing the employee are unjustified.

•
Obligation for full indemnity.  Severance compensation must be paid at the moment of termination of the labor relationship.  Indemnity settlements may be negotiated in installments (with inflation and interest adjustments).  Failure to pay severance compensation will allow the judge to increase the amount owed by up to 150%.

•
Anti-union practices.  Several amendments relating to anti-union practices have been introduced by the reform.  Among others, in the event that a judge decrees that a given layoff violated labor union practices, the employee may choose to be reinstated to his former job, or demand the payment of the applicable compensation and, in addition, receive an indemnification which would be determined by the judge (within the margins established by the law).  Another amendment protects employees who participate in the creation of a union from being dismissed during ten days before the date in which the union is created until thirty days after such date.

E.	Share ownership.

Each of Endesa-Chile’s directors and officers owns less than one percent, if any, of the shares of the Company.  None of Endesa-Chile’s directors and officers have any stock options, which are not permitted under current Chilean securities laws and regulations.  It is not possible to confirm if any of our officers or directors have beneficial, rather than direct, interest in the shares of Endesa-Chile.  However, to the best of our knowledge, any potential shareholding by all of the directors and officers of Endesa-Chile in the aggregate amounts to much less than 10% of outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

Endesa-Chile has only one class of capital stock.  As of December 31, 2002, according to Endesa-Chile’s shareholder records, its 8,201,754,580 shares were held by 29,712 registered shareholders.

Back to Contents

The following table sets out information concerning beneficial ownership of Endesa-Chile’s shares as of December 31, 2002.

	At December 31, 2002

	Shares Beneficially Owned	Percentage of Total Shares Outstanding

Enersis (1)	4,919,488,794	59.98%
Citibank, N.A. (2)	373,417,980	4.55%
Directors and executive officers (6 persons) (3)	424,909	0.0%

(1)	Endesa-Spain, as of December 31, 2002, directly or indirectly, owned 65% of the share capital of Enersis which holds 60% of Endesa-Chile.
(2)
Represents the number of shares held in the form of ADSs.  The ADSs are evidenced by American Depositary Receipts (“ADRs”).  The ADRs are outstanding under a Deposit Agreement dated as of 3 August 1994 (the “Deposit Agreement”) among Endesa-Chile, Citibank N.A. as depositary and the holders from time to time of ADRs issued thereunder.

(3)	Excludes shares held by Enersis.

Enersis, a holding company engaged in the distribution and, through Endesa-Chile, the generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of December 31, 2002, directly or indirectly, 60.0% of Endesa-Chile’s outstanding capital stock.  Endesa-Spain owns, directly and indirectly, a 65.0% beneficial interest in Enersis.  On April 13, 1999, Enersis, which already owned 25.3% of Endesa-Chile, launched a tender offer to purchase up to 34.7% of Endesa-Chile’s outstanding shares, subject to shareholder approval of a resolution to increase the maximum percentage of shares that may be beneficially owned by any one shareholder from 26% to 65%.  On April 8, 1999, Endesa-Chile’s shareholders passed the resolution and on May 11, 1999, Enersis successfully completed its tender offer for an additional 30% of Endesa-Chile’s outstanding shares on the Santiago Stock Exchange.  On May 14, 1999, Enersis acquired an additional 4.7% of Endesa-Chile’s shares in a concurrent US tender offer, increasing its ownership interest in Endesa-Chile to 60%.

B.	Related party transactions.

Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation.  In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved of such director’s interest and the terms of such transaction are similar to those prevailing in the market.  Chilean law does not require that an interested director abstain from voting on such a transaction.  Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting.  Violation of Article 44 may result in administrative or criminal sanctions to the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

The Company’s largest electricity distribution customer is Chilectra S.A. (“Chilectra”), a subsidiary of Enersis.  The terms of the Company’s contracts with Chilectra are regulated in accordance with the Chilean Electricity Law.  For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the audited consolidated financial statements.  The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

C.	Interests of experts and counsel.

Not applicable.

Back to Contents

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our consolidated financial statements.

Legal Proceedings

Chile

The Chilean government imposed electricity rationing during three periods in 1998 and 1999.  During these periods, Endesa-Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy.  Chile’s Electricity Law calls for a “failure cost” to be imposed on generators who do not fulfill their contractual obligations during rationing periods.  Failure cost is calculated and set by the NEC and penalizes generators who cannot meet their contractual commitments.  Transactions between electricity generators who have a surplus and those who have a deficit must be carried out at the cost of failure in those node locations and during the hours when the energy supplied is not enough to satisfy demand.

The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period.  Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-69 constituted “force majeure”.  Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the “force majeure” exemption should be applied and disputed the applicability of failure cost during the first rationing period.  The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the spot market between generation companies in those node locations and during the hours when the energy supplied was not enough to satisfy the demand had to be calculated based on failure costs.  However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC’s dispatch center.  As of the date of this annual report, no such procedures have been established.

The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree, which began on June 12, 1999 and was extended to August 31, 1999.  In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute “force majeure”.  In addition, the amended Electricity Law provided for the compensation (there is no maximum level of compensation) of customers in the event of rationing occurring as a result of any hydrological event.  It also provided for the payment of fines by electricity generators of up to a maximum amount of approximately US$420 thousand per breach resulting from inadequate supply to the electricity system.  In respect of the third rationing decree period Endesa-Chile paid US$2.3 million by way of compensation to customers in 1999.  The amount paid was based on the days and hours in which rationing actually occurred.  Endesa-Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who in turn provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts.  This case is currently being reviewed by the Chilean courts.

Endesa-Chile and its subsidiaries and related companies are parties to legal proceedings arising in the normal course of business that are not material to Endesa-Chile’s consolidated results of operations, either individually or in the aggregate.  Endesa-Chile is currently evaluating legal action that may be taken in response to proposed new legislation regarding the imposition of fines for non-provision of energy to the system in drought conditions.

Ralco Insurance Agreement

In January 2002, AGF/Allianz Chile Compañïa de Seguros Generales S.A. (“AGF/Alianz”) filed an arbitral claim against Endesa-Chile, requesting the rescission of an insurance policy which covers all construction and assembly risks in connection with the construction of the Ralco hydroelectric facility.  AGF/Allianz’ claim is based on the existence of known risks, the aggravation of known risks and Endesa-Chile’s failure to provide information on the nature and extent of the known risks.  In turn, Endesa-Chile filed an arbitral claim against AGF/Allianz in January 2003 in connection with damages to the Ralco hydroelectric facility resulting from floods in May 2001.

Back to Contents

The claim requests that AGF/Alianz pay compensation to Endesa-Chile of approximately US$20 million for the damages resulting from the floods.  This US$20 million amount is based on the opinion rendered by Endesa-Chile’s loss adjuster.  Endesa-Chile cannot predict the result of this arbitration proceeding.

Ralco Project

On May 15, 2003, the Sixth Civil Court of Santiago issued its ruling in relation to a lawsuit opposing the Ralco Project filed by a group of people belonging to the Pehuenche ethnic group.  The lower court’s sentence concludes that the voluntary procedure undertaken by Endesa-Chile for the assessment of the environmental impact of the Ralco Project is null since, in the court’s opinion, CONAMA, the Environmental Government Agency, was not legally entitled to assess the environmental impact study presented by the Company to CONAMA.  Both defendants, the Company and CONAMA, consider this questioning of the legitimacy of the process is unjustified.  The Resolution dictated by the Sixth Civil Court of Santiago does not imply the suspension of the Project, which as of the date of this annual report has achieved more than 80% completion.

On May 30, 2003, the plaintiffs requested the suspension of the Ralco Project, which was rejected by the court. Instead of suspending the entire works related the Ralco Project, the judge ruled that the flooding of the dam should not proceed. Endesa-Chile plans to appeal this ruling before the Appeals Court of Santiago.

Resolution 88

On July 5, 2002, the Company submitted a request to nullify Resolution 88 of the Ministry of Economics, which provided for a deviation in the Load Dispatch Center of the Central Interconnected System (SIC).  Resolution 88 provides that a SIC power distributor in the SIC that had exhausted its power supply should be supplemented by all SIC generators, according to their apportioned participation in the SIC, at the regulated price (node price). The basis for the Company’s request was that Endesa-Chile considered this resolution illegal and unconstitutional since it breaches the right to property and the ease of use of the production of a generating company.  Endesa-Chile believes that Resolution 88 violates the Company’s freedom to contract and is against its commercial policy.

Transelec

On March 10, 2003, in arbitration proceedings, HQI Transelec Chile S.A.,  the main owner of the SIC, presented a claim against Endesa-Chile in which it requested Endesa-Chile to pay Ch$3.62 billion (approximately US$5.13 million) by reason of additional tolls and the use of its transmission system in order to supply power to four customers located in the Northern zone of the country.

Endesa-Chile maintains the position that it is not required to make this payment to HQI Transelec Chile S.A. for the aforementioned amount since, pursuant to the agreements for the basic toll and the additional tolls with that company in compliance with the legislation in force, such basic and additional tolls for sections located in the zone of influence of its Northern plants (Tal Tal, Diego de Almagro and Huasco) would be contrary to law if the power flow were countercurrent.  This is the case of such customers with which, additionally, Endesa-Chile enters into agreements for uninterrupted supply and, precisely for that supply, Endesa-Chile does not use the sections of the transmission system which are subject to payment under TRANSELEC.  The discussion period of the trial is over and the Court of Arbitration is currently in the analysis stage.

Proceedings for Annulment and other Actions Presented by Punta de Lobos S.A. against Endesa, Celta and the Chilean National Treasury.

In August 2002, Endesa-Chile and its subsidiary Celta were notified of a petition, in which the petitioner, Punta de Lobos S.A., requested to nullify the concessions, transfers or any other legal actions undertaken by Endesa-Chile for the benefit of Celta concerning the assets that Endesa-Chile holds in its maritime concession in Punta Patache.  Punta de Lobos also requested the discontinuance of the maritime concession granted to Endesa-Chile by the Chilean State.  Endesa-Chile and Celta replied to the petition arguing that since neither the maritime concession nor the concession of the assets that are part of Puerto Patache represent alienation acts and Endesa-Chile has complied with the law regulating maritime concession, the requested discontinuance has no legal validity.

Back to Contents

In this trial, the court decreed a precautionary measure including  the prohibition of certain acts and the entering of agreements related to the maritime concession or the assets under the maritime concession.

Later in 2003, Punta de Lobos initiated another ordinary suit against Endesa-Chile, Celta and Terminal Marítimo Minera Patache S.A., requesting to nullify the sale of Puerto Patache agreed among the defendant companies in November 2001.  The sale has not been finalized by an agreement due to a series of legal and administrative actions taken by Punta de Lobos S.A. in an attempt to frustrate the transfer of the maritime concession and the Patache Port from Endesa-Chile and Celta to Terminal Marítimo Minera Patache S.A.  In February 2003, another trial was started by Punta de Lobos in order to impede new administrative actions related to the sale of Puerto Patache.  Terminal Marítimo Minera Patache S.A and Punta de Lobos S.A. are competing against each other in the salt distribution business in the United States through related companies.

Argentina

Stamp Tax for Transportadora de Gas del Norte S.A. and Endesa-Chile

On March 27, 2001, Endesa-Chile was notified of the Resolution of the Dirección Provincial de Rentas, Provincia de Neuquén against Transportadora de Gas del Norte S.A. (“TGN”).  This resolution was related to the Stamp Tax charge of $13,943,572 Argentine pesos (including tax, interests and penalties calculated on February 28, 2001).  On April 5, 2001, TGN filed an appeal (recurso de reconsideración) before the Dirección Provincial de Rentas, Provincia de Neuquén which effectively suspended the obligation of the payment.  On April 11, 2001, Endesa-Chile filed an appeal (recurso de reconsideración) to review the resolution and the process used by the Provincia to determine the tax and apply the sanctions.  On November 8, 2001 the Dirección Provincial de Rentas, Provincia de Neuquén, notified Endesa-Chile of Resolution 591/DPR/2001 which established the sum of Ar$2,784,507.98 (this sum does not include interests and penalties), for the concept of taxes for the two gas transportation contracts executed by TGN and Endesa-Chile.  On November 22, 2001 Endesa-Chile presented its response against Resolution 591/DPR/2001.  The ruling of the Dirección Provincial de Rentas, Provincia de Neuquén is still pending as of the date of this annual report.

Brazil

Drawback

In 1998, CIEN received a fiscal incentive (“Drawback”) for the import of goods and equipment for the construction of electrical transmission lines between Brazil and Argentina with the suspension of taxes on imports and industrialized products (federal taxes).  This fiscal incentive covered goods and equipment imported by March 31, 2001.  Before that date, CIEN requested an extension in order to include the import of goods and equipment still pending for inclusion in the project.  The extension of the term for the fiscal incentive was denied and CIEN appealed against that decision administratively, and through the courts, obtained a preliminary and provisional decision to ensure the extension of the Drawback to import goods and equipment still required to complete the project.  Following the final communication of DECEX concerning the non-extension of the drawback, CIEN presented other administrative proceedings and obtained, through the court, the suspension and approval for the release of equipment free of taxes, until the final administrative final decision.  However, it is very probable that the Ministry of Development will confirm the cancellation of the benefit.  In that event, CIEN will bring legal proceedings to investigate the matter in more detail.  A final decision against the interests of CIEN could represent a contingency for CIEN of approximately US$80 million.

ICMS Fiscal Incentives

Under legislation of the State of Rio de Janeiro in effect at the time when the concession of the fiscal incentives (drawback) from federal taxes (as stated in the previous point) was in effect, CIEN would have the right to obtain drawbacks on imports of goods and equipment for the carrying out of the electricity transmission line project between Brazil and Argentina, with a suspension of tax (VAT) on the circulation of merchandise and services – ICMS (state tax).

Back to Contents

In April 1999, CIEN obtained from the tax authorities of the State of Rio de Janeiro the drawback related to the ICMS.  However, this drawback was cancelled in 2003 by a decree issued by the Legislative Assembly of the State of Rio de Janeiro due to differences in legal interpretation regarding the right of CIEN to avail itself of this incentive.  Until now, CIEN has not been notified of any demand for the ICMS supposedly due.  Once the tax authorities start ICMS collection proceedings, CIEN will appeal, first through administrative proceedings and then through legal proceedings.  An eventual adverse decision would represent for CIEN a contingency of approximately US$50 million.

Class Action Suit Against COPEL and CIEN

In 2001, a class action suit was made against COPEL and CIEN for declaring the nullity of power and energy supply contracts with COPEL and CIEN in 1999.

As a politically-motivated demand intended to create obstacles to the COPEL privatization process which was under way at the time the demand was made, there are good possibilities of obtaining a favorable decision for COPEL and CIEN.

A final decision against the interests of CIEN would cause the nullity of these contracts, with the restitution of the parties to the prior contracts.

Administrative Tax Demand for Federal Taxes

In May 2003, CIEN was notified of an administrative tax demand brought by the federal tax authorities for amounts supposedly due in relation to “Imposto de Renda Pessoa Jurídica – IRPJ,” “Programa de Integração Social – PIS,” “COFINS” and “Contribuição Social sobre Lucro Líquido,” incidents concerning financial transactions and exchange fluctuations occurring in 1998 and 1999, i.e. when CIEN was still in a pre-operating phase.

CIEN has to present its defense in July 2003.  According to the defense lawyers and lawyers who gave legal opinions on the matter in 1998 and 1999, there is a good probability of a decision favorable to CIEN.  A final adverse decision to CIEN would imply a contingency of approximately US$7 million.

Legal Demand by CELG

In April 2003, CELG initiated legal proceedings against CDSA and ANEEL demanding the annulment of the energy sale contract signed with CDSA in 1998, alleging, among other things, that the contract is extremely onerous and damaging to the financial stability of CELG, causing it supposed damages of approximately US$250 million from 1997 to 2003.

CELG obtained a preliminary and provisional judgment that suspends the effects of the contract and authorizes CELG to stop payments, also provisionally, of the amounts contractually due to CDSA which correspond to the energy sale price.

Both CDSA and ANEEL presented their defenses and legal argument against the decision to suspend the contract.  All parties are waiting for the judge to decide whether or not to confirm the preliminary decision of suspending the effects of the contract.  Should the judge confirm the decision to suspend the effects of the contract, CDSA and ANEEL will have the opportunity to appeal to an appropriate authority.

Demand for Annulment of Privatization of Cachoeira Dourada S.A. (“CDSA”)

A legal demand was made in 1997 against the State of Goiás and others mainly requesting the annulment of the privatization of CDSA.  We were only notified of this demand in 2002.  CDSA responded to the demand by arguing that the demand was inappropriate as it has challenged the legality and legitimacy of the entire privatization process of CDSA.  CDSA also requested to remit the demand to the federal court to decide whether ANEEL should become a party to these proceedings.

Back to Contents

Colombia

Capacity Charge

Resolution 077 of the Energy and Gas Regulatory Commission (“CREG”), dated November 8, 2000, amended Resolution 116/96 by declaring that the hydrological conditions of the year 1992 (which was the driest year in history) will no longer be used as the basis for calculating the capacity charge.  Instead, the hydrological conditions of the last driest 12 years will be used for purposes of this calculation.  The hydrological series considered in this manner have a very low energy contribution, resulting in a reduction of the hydraulic generation used in the model for the calculation of the Capacidad Remunerable Teórica (“CRT”) and benefiting the thermal generation.

On December 4, 2000, Emgesa S.A. E.S.P. filed a lawsuit in the Supreme Court of Antioquia, to prevent the CREG from carrying out the calculation of the capacity charge, which was scheduled for December 22, 2000.  Subsequently, Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. asked to revoke CREG Resolution 077 of 2000 based on violations of due process and the right of equality.  Both requests were rejected by the CREG in Resolutions 107 and 109 dated December 18, 2000.  Finally, on March 10, 2000, Emgesa and Betania presented an action for annulment against CREG Resolutions 077 and 111 of 2000.  As of the date of this annual report, this action has not been resolved by the Supreme Court of Antioquia.

On December 22, 2000, CREG calculated the capacity charge under the new model for Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P.  The Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. filed a lawsuit on April 30, 2001 before the Supreme Court of Antioquia seeking to reverse the new calculation. The ruling of the court is still pending.

In March 2002, CREG calculated the capacity charge under the new model for Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P.  The Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P filed a lawsuit on January 13, 2003 before the Supreme Court of Antioquia seeking to reverse the new calculation.  The ruling of the court is still pending.

Every month of the years 2001 and 2002, the administrator of the electricity system (“ASIC”) made an estimation that includes the capacity charge.  Subsequently, Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. asked to revoke the estimation carried out for those years.  In all the cases, ASIC refused the request of revocation.  After that, both companies filed lawsuits before the Supreme Court of  Antioquia (32 lawsuits until the present date) for the annulment of  the resolutions adopted by ASIC.  Such actions have not been decided by the Supreme Court of Antioquia.

Group Action of Muña

On August 16, 2001 a lawsuit based on an environmental claim was filed against Emgesa S.A. E.S.P. The plaintiffs are a minority group of approximately 4,000 inhabitants of Sibaté-Cundinamarca, who are presenting the claim as a group action.

The lawsuit, filed before the Administrative Court, seeks damages of approximately US$1,500 million for the alleged bombing of the contaminated waters from the Bogotá River to the Muña Reservoir, for the use of the generation of electricity.

The plaintiffs are alleging damages that occurred several decades ago.  Emgesa S.A. E.S.P. did not begin generating energy in the reservoir until the end of 1997, when it was incorporated.  For these and other reasons, we believe that the plaintiffs are not likely to prevail in this action.

Peru

SUNAT Income Tax Assessment

As a result of a tax audit, the Peruvian Tax Administration Superintendent (“SUNAT”) initially assessed a US$86 million income tax claim against Edegel relating to the 1996 spin-off that originated Edegel.  This income

Back to Contents

tax claim corresponds primarily to, among others, an excessive tax depreciation for revalued fixed assets.  SUNAT based its assessment pursuant to the Seventh Transitory and Final Provision of Law No. 27034, which repealed, as of the 1999 accounting period, the option to depreciate the revaluation of fixed assets.  In January 2002, Edegel filed an objection to the assessment and concurrently commenced arbitration proceedings against the Peruvian State, pursuant to its stability agreement, in order to resolve the dispute initiated by the SUNAT assessment.

Prior to the decision of the arbitrator, which ultimately favored Edegel by deciding that Law No. 27,034 was not applicable, SUNAT ruled against Edegel repealing its revaluation of its fixed assets.  This SUNAT ruling was appealed by Edegel in a petition to the Tribunal Fiscal on April 10, 2002.  The Tribunal Fiscal, adhering to the arbitration proceedings initiated by Edegel, ruled that the SUNAT ruling was void.  The Tribunal Fiscal ordered SUNAT to resolve the disputed issues by taking into account the legal framework determined by the arbitration and the criteria in Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, if applicable, in its tax assessment.  SUNAT is currently evaluating the economic arguments that led to the Edegel spin-off.  Notwithstanding that SUNAT’s initial tax claim reached an amount of US$86 million, given that SUNAT’s final position is unknown regarding the excessive tax depreciation for revalued fixed assets, Edegel cannot predict what dollar amount will be result from SUNAT’s final ruling.  With respect to the tax claims other than the excessive tax related to Edegel’s depreciation for revalued assets, Edegel estimates that amount involved in the other tax claims is approximately US$9 million.

Dividend Policy

As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued Shares eligible to vote, Endesa-Chile must distribute a cash dividend in an amount equal to at least 30% of Endesa-Chile’s consolidated net income for each year (on a Chilean GAAP basis), unless and except to the extent Endesa-Chile has carried forward losses.  Subject to this requirement, Endesa–Chile’s dividend policy is proposed to the shareholders at the annual regular shareholders’ meeting of Endesa–Chile, as is the policy the board of directors intends to follow with respect to the payment of dividends for that year.  At such meeting, shareholders consider and, if in order, approve the final dividend proposed by the board of directors in respect of the prior year’s results.

In each year since 1990, Endesa-Chile has declared as dividends 100% of its net income.  However, at the annual regular shareholders meeting held on April 2001, the board of directors’ recommendation to change Endesa-Chile’s dividend policy to provide for dividends that amount to 30% of the net income for 2000 was approved.  The board of directors recommended this change because much of the net income for 2000 did not represent recurring profits and the retained earnings would reinforce the Company’s financial position and provide more funds for future projects.  At the annual regular shareholders meeting held on March 2003 the dividend policy was maintained the same as the previous year.  Considerations that are relevant to a determination by the board of directors to propose a dividend include current and projected operating results, any applicable restrictions in Endesa-Chile’s credit agreements and any other relevant factors.  Shareholders’ approval of a proposed dividend is typically made subject to the board’s ability to change the amount and timing of the dividend if circumstances relating to any of the foregoing considerations change subsequent to such shareholders’ approval.  In addition, because certain of the operations of Endesa-Chile are conducted through subsidiaries, Endesa-Chile’s ability to pay dividends depends, in part, on its receipt of dividends from such subsidiaries.  Currently, there are no restrictions on the ability of Endesa-Chile or any of its subsidiaries to pay dividends, other than customary legal restrictions limiting the amount of dividends to net income and retained earnings and except for the following:  Endesa-Chile and its subsidiary Pehuenche may not pay dividends in excess of net income adjusted for non-cash items in respect of any fiscal year (utilidades liquidas y realizadas) plus any such amount retained from prior periods; Edegel S.A.A. may not pay dividends in the case of default of certain loans; Costanera is prohibited from paying dividends and inter-company interest, undertaking capital reductions and repaying debt while certain debt is outstanding; and Betania is restricted from paying dividends in the case of default of certain loans, prohibited from repaying inter-company debt unless it raises additional funds from the sale of assets or capital reduction of its subsidiaries (Emgesa), and prohibited from paying inter-company interest if any scheduled payment of the syndicated loan is due and not paid.

Dividends are paid by the Company to shareholders of record as of five business days before the payment date.  Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Back to Contents

Dividends

The table below sets forth, for each of the calendar years indicated, the per share amounts of dividends paid by the Company when earned and the amount of dividends paid per 30 Shares (one ADS represents 30 Shares) in US dollars converted at the Observed Exchange Rate on each date of payment.  See “Item 10. Additional Information—D. Exchange Controls.”

	Dividends Paid (1)

Year	Ch$ per Share (2)	Ch$ per Share (3)	US$ per 30 Shares (ADS) (4)

1997	11.74800	14.10632	0.589
1998	2.06200	2.33158	0.097
1999	—	—	0
2000	0.96000	1.01253	0.042
2001	0.94000	0.96632	0.040
2002	0	0	0

(1)	Amounts shown do not reflect reduction for any applicable Chilean withholding taxes or dividends declared but paid out in a different calendar year.
(2)	Amounts shown are in historical Chilean pesos.
(3)	Restated in constant Chilean pesos as of December 31, 2002.
(4)	The US dollar per ADS amount has been calculated by applying the exchange rate of Ch$718.61 = US$1.00, the Observed Exchange Rate prevailing on December 31, 2002, to the constant Chilean peso amount.

B.	Significant Changes.

None.

Item 9.	The Offer and Listing.

A.	Offer and listing details.

Market Price and Volume Information

The shares are traded on the Santiago Stock Exchange,the Electronic Stock Exchange and the Valparaíso Stock Exchange.  Endesa-Chile conducted a preemptive rights offering and United States offering of ADSs in 1994 (the “1994 Offerings”).  Since the conclusion of the offerings in 1994, the ADSs (each ADS representing 30 shares) have been traded in the United States on the New York Stock Exchange under the symbol EOC.  The ADSs are evidenced by American Depositary Receipts, ADRs.  The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa-Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder.  An ADR may represent any number of ADSs.  Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.

Endesa-Chile’s outstanding notes are not listed on any exchange.  The notes are traded primarily in the over-the-counter market in the United States.

Back to Contents

The table below shows, for the periods indicated, annual, quarterly high and low closing prices in Chilean pesos for the Shares on the Santiago Stock Exchange and the annual, quarterly high and low closing prices of the ADSs in US dollars as reported by the New York Stock Exchange.

	Santiago Stock Exchange(1)(2)		NYSE(1)

	Ch$ per Share		US$ per ADS
Most Recent Six Months	High	Low	High	Low

2003
June (through June 17)	226.0	216.0	9.75	9.05
May	220.0	202.0	9.56	8.67
April	210.0	171.0	9.11	7.02
March	187.0	172.0	7.45	6.90
February	191.0	178.0	7.83	7.05
January	192.0	178.0	8.10	7.31
2002
December	185.0	171.0	8.00	7.20
2002
1st Quarter	236.0	188.0	10.73	8.15
2nd Quarter	219.0	172.0	10.18	7.60
3rd Quarter	206.0	161.4	8.99	6.50
4th Quarter	189.0	152.5	8.00	6.05
2001
1st Quarter	229.5	200.0	12.22	10.15
2nd Quarter	250.0	215.0	12.14	10.80
3rd Quarter	247.0	200.0	11.35	8.60
4th Quarter	254.0	190.99	11.10	7.96
2000
1st Quarter	254.7	184.0	14.37	10.87
2nd Quarter	225.0	180.0	13.19	10.31
3rd Quarter	215.0	188.0	11.50	10.31
4th Quarter	223.5	185.8	11.62	9.75
1999
1st Quarter	228.0	143.0	14.06	11.63
2nd Quarter	264.0	170.0	14.00	10.94
3rd Quarter	251.5	193.0	12.88	11.69
4th Quarter	250.0	214.0	14.19	12.75
1998
1st Quarter	284.0	230.5	19.00	15.00
2nd Quarter	284.0	214.0	19.00	14.50
3rd Quarter	231.5	142.0	15.50	7.95
4th Quarter	179.0	124.0	12.00	7.95

(1)	Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.
(2)	Pesos per Share reflected nominal price at trade date.

As of May 31, 2003, ADRs evidencing 12,912,250 were outstanding (equivalent to 387,367,500 shares or 4.72% of the total number of issued shares).  It is not practicable for the Company to determine the proportion of ADRs beneficially owned by US persons.

Trading

The Santiago Stock Exchange was established in 1893 as a private company.  Its equity consists of 48 shares held by 47 stockholders as of the date of this filing.  As of December 31, 2002, 245 companies had shares listed on the Santiago Stock Exchange.  The Santiago Stock Exchange is Chile’s principal exchange and, for the year ended

Back to Contents

2001, accounted for 72.3% of all equity traded in Chile.  Approximately 25.9% of equity trading was conducted on the Electronic Exchange, an electronic trading market which was created by banks and non-member brokerage houses.  The remaining 1.8% of equity was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and US$ are traded on the Santiago Stock Exchange.  In 1991, the Santiago Stock Exchange initiated a futures market with two instruments, US dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 11:30 a.m. and from 4:00 p.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season.  The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to 11:00 a.m. to 5:30 p.m. on each business day.  On days in which auctions are scheduled, there are three times available for such auctions, 11:30 a.m., 1:00 p.m. and 3:30 p.m.

There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA.  The IGPA is calculated using the prices of over 180 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous.  The IPSA is calculated using the prices of the 40 most actively traded shares.  The shares included in the IPSA are weighted according to the value of the shares traded.  As of December 31, 2002, Endesa-Chile was included in the IPSA.

Shares of Endesa-Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001.  One trading unit is the equivalent of 30 common shares (the same unit conversion of 30:1 as an ADS) and the trading ticker symbol is “XEOC.”  Trading of our shares in the Latibex during 2002 amounted to 2,919,742 units, which in turn was the equivalent of €25,504.5 thousand.  The stock closed at €7.9 on the last day of trading in Latibex in 2002.

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Market Price and Volume Information.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the issue.

Not applicable.

Item 10.	Additional Information

A.	Share capital.

Not applicable.

Back to Contents

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by a company’s by-laws, which effectively serve the same purpose as the articles or certificate of incorporation and the by-laws of a company incorporated in the United  States, and by the Chilean Companies Act.  In addition, DL-3500, which permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, the Superintendency of Securities and Insurance, or the SVS, under the Ley de Mercado de Valores No. 18045, or the Securities Market Law, and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act clarifies rules establishing open companies while eliminating government supervision of closed companies.  On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law.  Among other things, it provides a new definition for public stock companies and new rules regarding change of control, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions.  Open companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings exceed such percentage, and all other companies which are registered with the SVS, regardless of the number of their shareholders.  Endesa-Chile is an open company.

Reporting Requirements Regarding Acquisition or Sale of Shares.

Under Article 12 of the Securities Market Law and Circular 585 of the SVS, certain information regarding transactions in shares of open companies must be reported to the SVS, the Chilean stock exchanges, and the Comisión Clasificadora de Riesgo, or the Risk Classification Committee.  Since the ADRs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1,375 of the SVS.  Shareholders of open companies are required to report to the SVS, the Chilean stock exchanges, and the Risk Classification Committee:

•
any direct or indirect acquisition or sale of shares or options to buy or sell shares that results in the holder’s acquiring or disposing, directly or indirectly, of 10% or more of an open company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open company’s subscribed capital.

Any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by a director, receiver, principal executive, general manager or manager of a company which is party to any of the above-mentioned transactions, must be reported to the SVS, the Chilean stock exchanges, and the Risk Classification Committee.

In addition, the majority shareholders must inform the SVS, the Chilean stock exchanges and the Risk Committee if the above-mentioned acquisitions are done with the intention to obtain the control of the Company or only as passive investment.

Back to Contents

Under new Article 54 and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a public stock company must disclose this intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started.  If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

Law 19,705 introduces a new chapter to the Securities Market Law, establishing a comprehensive regulation on tender offers.  The law defines a tender offer as the offer to purchase shares of corporations which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares in conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time.  The new provisions apply to both voluntary and mandatory tender offers.  At Endesa-Chile’s Extraordinary Shareholders’ Meeting dated April 2, 2001, the board of directors’ proposition to make use of transitory Article 10 of Law 19,705 was approved.  Accordingly, the current controlling shareholder may sell its shares outside the new tender offer process rules until January 1, 2004.

Register

Endesa-Chile is registered with the SVS and its entry number is 0114.

Corporate Object and Purpose

Article 4 of our by-laws state that our corporate objective and purpose is, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as to provide engineering consultancy services, directly or through other companies, in Chile and abroad.

Board of Directors

Our board of directors is made up of nine members.  Members of the board are appointed by the general meeting of shareholders and are elected for a period of three years at the end of which they will be re-elected or replaced.

The nine directors elected at the shareholders’ meeting are those nine individual nominees who receive the most votes.  Each shareholder may vote all of his shares in favor of one nominee or may apportion his shares among any number of nominees.

The compensation of the directors is set annually by the general meeting of shareholders.

Agreements entered into by Endesa-Chile in which one or more directors have an interest or act as the representative of another person have to be known to, and approved by, the board and have to be consistent with usually prevailing market conditions.  The resolutions taken by the board to this effect have to be submitted to the next shareholders’ meeting by the Chairman, and have to be listed in the notice of that meeting as a matter to be addressed at that meeting.

All agreements between Endesa-Chile and its majority shareholders, its directors or executives, or related parties, need to be approved by a 2/3 majority of the board and must be recorded in the minutes of the board of director meetings.

Certain Powers of the Board of Directors

Our by-laws do not contain provisions relating to:

•	the director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

Back to Contents

•	number of shares, if any, required for director’s qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this annual report, Endesa-Chile’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our by-laws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability to further capital calls by the Company.

Under Chilean law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “Shareholders’ Meetings and Voting Rights”.

Capitalization

Under Chilean law, the shareholders of a company, acting at a special shareholders’ meeting, have the power to authorize an increase in its capital.  When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, such subscriber is entitled to receive a corresponding pro-rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction.  However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized shares, and issued shares for which full payment has not been made within the period fixed by the special shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.

On June 24, 1999, our shareholders approved a capital increase of 1,733,245,420 shares.  As of the date of this annual report, the capital subscribed for and fully paid is Ch$1,039,795,887 through 8,201,754,580 shares.

Pre-emptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders the preemptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during the 30-day period following the granting of such rights.  During such 30-day period, and for an additional 30-day period, Chilean companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders, but they may be freely sold at any time to third parties on terms less favorable for the purchaser than those offered to shareholders.  At the end of such additional 30-day period, a Chilean open stock company is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

A modification of Articles 1bis, 5bis, 16bis, 27bis, 32bis, 34bis, 35bis, 36bis, and 28bis of the by-laws requires the affirmative vote of 75% of the shares eligible to vote.

Back to Contents

A regular annual meeting of our shareholders is held within the first four months following the end of our fiscal year.  The last regular annual meeting was held on March 31, 2003.  Special meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.  To convene a special meeting, or a regular annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges.  The last special meeting of shareholders was also held on March 31, 2003.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting.  Additionally, if a shareholders’ meeting is called for the purpose of considering:

•	a transformation of the company, a merger or division of the company;

•	an amendment to the term of duration or early dissolution;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	approval of capital contributions kind and assessment of assets that do not consist in money;

•	modification of the authority reserved to shareholders or limitations on the board of directors;

•	reduction in the number of members of the board of directors;

•
disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the business plan which contemplates the disposition of assets for such amount;

•	the form of distributing corporate benefits;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient; or

•	the purchase of the corporation’s own shares.

•	The Saneamiento de la Nulidad (Validating Statute) No. 14 Art. 67 of the Law 18,046.

Regardless of the quorum present, the vote required for any of the above action is a two-thirds majority of the issued voting shares.

By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.

Chilean law does not require an open Chilean company to provide its shareholders the same level and type of information required by US securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed no sooner than 15 days prior to the date of such meeting, and, in cases of a regular annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements.  Limitations on the distribution of annual reports are established for the SVS in Circular No. 1108.

Back to Contents

The Chilean Companies Act provides that, upon the request by shareholders representing 10% or more of the issued voting shares, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of an open company convenes a regular meeting of shareholders and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered as such with Endesa-Chile at least five business days prior to the date of a meeting are entitled to attend and vote their shares.  A shareholder may appoint another individual, who need not be a shareholder as his proxy to attend and vote on his behalf.  Proxies for such representation shall be given in writing for all the shares held by the owner.  Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

Each share of common stock entitles the registered holder thereof to one vote in person or by proxy at any meeting of shareholders of the company.  There are no limitations on the right of nonresidents or foreigners to hold or vote shares of common stock imposed by Chilean law or the company’s by-laws.  However, the registered holder of the shares of common stock represented by ADSs and evidenced by outstanding ADRs is the custodian of the Depositary, currently Citibank N.A. (Chile), or any successor thereto.  Accordingly, holders of ADRs are not entitled directly to receive notice of meetings of shareholders or directly to vote the underlying shares of common stock represented by ADSs and evidenced by the ADRs.  The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADRs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs evidenced by such holders’ ADRs.  Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor insofar as practicable and permitted under Chilean law and the provisions of the by-laws to vote or cause to be voted (or grant discretionary proxy to the Chairman of the Board of directors of the company or to a person designated by the Chairman of the Board of directors of the company to vote) the shares of common stock represented by the ADSs evidenced by such holder of ADRs in accordance with any such instruction.  The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs.  If no voting instructions are received by the Depositary from a holder of ADRs with respect to the shares of common stock represented by the ADSs and evidenced by such holder’s ADRs on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs, subject to limitations set forth in the Deposit Agreement, may be voted in the manner directed by the Chairman of the Board of the company.

Dividends and Liquidation Rights

In accordance with Chilean law, we are required to pay cash dividends equal to at least 30% of annual audited net income, calculated in accordance with Chilean GAAP.  If there is no net income in a given year, we may, but are not legally obligated to, distribute dividends out of retained earnings.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Endesa-Chile’s shares or in shares of open stock corporations held by Endesa-Chile.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted  currency, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then prevailing rate for UF—denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

In the event of a liquidation of Endesa-Chile, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment of all creditors.

Back to Contents

Approval of Financial Statements

The board of directors is required to submit Endesa-Chile financial statements to the shareholders annually for their approval.  If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders meeting reject the financial statements, the board of directors must submit new financial statements no later than 60 days from the date of such meeting.  If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting.  Directors who individually approved such financial statements are disqualified for reelection for the following period.  Our shareholders have never rejected the financial statements presented by the board of directors.

Change of Control

Our by-laws do not contain any provisions that would delay, defer or prevent a change in control of Endesa-Chile.  Under new Article 54 and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a company and who makes a public offer for its shares must disclose their intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started.  If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

Acquisition of Shares

There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.  However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock.  The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder.  Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding shares eligible to vote.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a special meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.  In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.

“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution.  The price paid to a dissenting shareholder of an open company, the shares of which are quoted and actively traded on one of the Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company;

•	the merger of the company with another company;

Back to Contents

•
disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the business plan which contemplates the disposition of assets for such amount;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•
the creation of preferential rights for a class of shares or an amendment to the existing ones.  In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected; and

•	such other causes as may be established by a company’s by-laws.

Back to Contents

Investments by AFPs

Title XII of DL-3500 permits AFPs to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Comisión Clasificadora de Riesgo, or the CCR.  The CCR establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Endesa-Chile has been a Title XII Company since 1987 and is approved by the CCR.

Title XII companies are required to have by-laws that limit the ownership of any shareholder to a specified maximum percentage, require that certain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies.

(1)    AFPs may invest pension funds under management in open stock corporations whose rating has been approved by the CCR and meets other requirements of DL-3500, up to the lower of 7% of the outstanding stock or up to 5% of the fund’s assets.  The maximum limit of 5% for any one AFP may be reduced according to a formula that takes into consideration the trading liquidity of its stock, and the company’s ownership concentration.  The ownership concentration factor will vary if the company is subject to Title XII.  Companies are subject to Title XII when their charter:

•	includes certain ownership and voting restrictions;

•	requires certain special quorums for shareholders’ meetings to decide certain corporate actions; or

•	requires that certain decisions be taken only by a shareholders’ meeting.

(2)    AFPs may invest pension funds under management in a particular open stock corporation whose rating has not been rated by the CCR, but who meets certain general requirements set forth by the SVS, up to the lower of 7% of open stock corporation shares outstanding or up to 0.15% of a fund’s assets.

(3)    AFPs may hold aggregate investments in shares of open stock corporations up to a maximum of 30% or 40% of a fund’s assets, including up to a maximum of 1% in shares of open stock corporations who do not require approval by the CCR.

(4)    Regulations concerning the sale of investments when the limits are exceeded have become more favorable to AFPs.  Accordingly, now each AFP, when exceeded in its limits in any particular stock, is subject only to the restriction of not being able to make new investments in such instrument, and will now have to be 20% over its investment limit in any particular stock, before being forced to sell the excess over such 20% and will have a three-year term to sell such excess.

Registrations and Transfers

The shares are registered by Endesa-Chile through an Administrative Agent named Depósito Central de Valores S.A., Depósito de Valores.  This entity is responsible for Endesa-Chile’s shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Endesa-Chile.

Foreign Investment Contract and Chapter XXVI

In connection with our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company.  A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI.  This Compendium was restated and is in force since March 1, 2002.  The foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.  There is no longer assured access to the Formal

Back to Contents

Exchange Market.  In any event, foreign investors who have purchased their shares under a Foreign Investment Contract have access to the Formal Exchange Market for the purpose of converting Chilean pesos to US$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  If foreign investors do not deposit the shares of common stock into our ADS facility, they will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.  The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into US$(and to remit such dollars outside of Chile), including amounts received as:

•	cash dividends;

•
proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange;

•	proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock;

•	proceeds from the liquidation, merger or consolidation of our company; and

•	other distributions, including without limitation those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADSs or Withdrawn Shares.

Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI.  Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit are satisfied.

Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by us to the Central Bank that a dividend payment has been made and any applicable tax has been withheld.  Chapter XXVI also provides that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of certification by the Depositary (or the Custodian on its behalf) that such Shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire US$, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos.  Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

Back to Contents

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Pursuant to Chapter XXVI, such access requires approval of the Central Bank based on a request therefore presented through a banking institution established in Chile.  The Foreign Investment Contract will provide that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

In November 1995, the Central Bank amended Chapter XXVI to regulate secondary offerings of ADSs by companies that have previously entered into a Foreign Investment Contract.  In accordance with the new regulations, we entered into an amended Foreign Investment Contract in connection with its offering of ADSs completed in February 1996 to comply with the rules in effect on the date of Central Bank approval of the new issuance of ADSs.

On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI.  Among the amendments, Chapter XXVI now requires that foreign currency that enters Chile pursuant to Chapter XXVI must be converted into Chilean pesos in the Formal Exchange Market, and the shares evidencing ADRs may only be paid in Chilean pesos.  In addition, foreign currency required to remit the proceeds of the sale of the underlying shares may now be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts must necessarily be made through the Formal Exchange Market (i.e., through a bank).  On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank.  No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

The Compendium and International Bond Issuances

Chilean issuers may offer bonds internationally under Chapter XIV, as amended, of the Compendium of Foreign Exchange Regulations (the “Compendium”), issued by the Central Bank.

Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, noninterest-bearing US dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for US dollar deposits plus a market spread that currently approximates 4%).  On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated.  Despite this elimination, the Central Bank may at any time reinstate the encaje.

C.	Material contracts.

None.

D.	Exchange controls.

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.

The Chilean Central Bank approved a new Compendium of Foreign Exchange Regulations that replaced the existing one.  The new rules are in effect since April 19, 2001.

With these new rules, the Central Bank ends a process of gradual deregulation of the foreign exchange market.

The rules of the new Compendium of Foreign Exchange Regulations imply that all new cross-border investing and financing decisions will no longer be subject to the restrictions set forth in Article 49 of the Central Bank Law.  In particular, these new rules imply the derogation of the following restrictions:

Back to Contents

•	the prior Central Bank authorization requirement for the entry of capital associated with foreign loans, investments, capital contributions, bonds and ADRs;

•
the prior Central Bank authorization for capital remittances associated with returns of capital, dividends, and other benefits related to capital contributions, investments and prepayment of foreign loans;

•	the prior Central Bank authorization for the return of capital, profits and other benefits associated with investments made by Chilean residents abroad;

•	the limitations to the special prepayment and acceleration clauses contained in foreign loans;

•	the restrictions of minimum risk classification and the weighted duration for the issuance of bonds;

•	the limitations with respect to the currencies in which external debt can be issued or contracted;

•	the restrictions to the issue of ADRs;

•	the reserve requirement on funds coming from abroad (which was already 0%); and

•
since March 1, 2002, a new Compendium of Foreign Exchange Regulations replaced the prior one and is in full effect.  This new Compendium enhances the information gathered by the Central Bank and the quality of such information.

E.	Taxation.

Chilean Tax Considerations

The following discussion summarizes certain Chilean income and withholding tax consequences to beneficial owners arising from the receipt, the exercise and/or the sale of ADS rights as well as from the purchase, ownership and disposition of the shares and ADSs.  The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules.  Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares, of ADSs evidenced by ADRs.

The summary which follows is based on Chilean law, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect.  Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law.  In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law.  Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations prospectively.  The discussion which follows is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.  There is no income tax treaty in force between Chile and the United States.

As used in this annual report, the term “foreign holder” means either

•
in the case of an individual, a person who is not a resident in Chile; for purposes of Chilean taxation, an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•
in the case of a legal entity that is not organized under the laws of Chile, unless the shares, ADSs or Notes are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Back to Contents

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  On September 28, 2001, the income tax rate applicable to individuals who are Chilean residents, and the Chilean corporate tax  rate, were amended.  Until December 31, 2001, the corporate tax rate was 15%.  As of January 1, 2002, the corporate tax rate was to 16%.  As of January 1, 2003, the corporate tax rate increased to 16.5% and it will be 17% in 2004.  At the same time, income tax rates applicable to individuals who are Chilean residents were lowered and will continue to be gradually decreased in the future.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 16.5% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (16.5% of Ch$100)	(16.5)
Net distributable income	83.5
Dividend distributed (50% of net distributable income)	41.7	5
Withholding tax (35% of the sum of Ch$41.75 dividend plus Ch$8.25)	(17.5)
Credit for 50% of Chilean corporate income tax	8.2	5
Net withholding tax	(9.2	5)
Net dividend received	32.5
Effective dividend withholding rate	22.1	6%

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) – (Chilean corporate income tax rate)
Withholding Tax Rate		1 – (Chilean corporate income tax rate)

Under Chilean income tax law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation.  Dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see note 8 to our consolidated financial statements.

Taxation on Sale or Exchange of Shares or ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs, or ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation.

Taxation on shares acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 16.5% Chilean corporate income tax (which will increase to 17% in 2004) and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•	has held the shares for less than one year since exchanging ADSs for the shares; or

Back to Contents

•	acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.

In all other cases, gain on the disposition of shares will be subject to a flat 16.5% Chilean corporate income tax (which will increase to 17% in 2004) but will not be subject to the 35% Chilean withholding tax.

Taxation on shares acquired after April 19, 2001

On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, (iii) the shares which are being sold must have been acquired in a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds, and (iv) the shares must have been acquired after April 19, 2001.

The tax basis of shares received in exchange for ADSs will be the acquisition value of the shares.  The valuation procedure set forth in the deposit agreement, which values shares at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose.  Consequently, the conversion of ADSs into shares and the immediate sale of the shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a non-taxable event.  In addition, there is no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.  Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There are no gift, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

United States Tax Considerations

The following discussion describes the material US federal income tax consequences of acquiring, owning and disposing of our ADSs or shares to a beneficial owner that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.  The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed regulations, published rulings and court decisions, all as currently in effect or proposed, any of which is subject to change at any time, possibly with retroactive effect.

This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under US federal income tax laws such as:

•	certain financial institutions;

•	a dealer in securities or foreign currencies;

Back to Contents

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction or conversion transaction;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the US dollar;

•	a person who acquired our ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.

Moreover, the effect of any applicable U.S. state or local tax laws as well as of any foreign taxing jurisdiction is not discussed herein.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for US federal income tax purposes, as described more fully below.  This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true.  The US Treasury has expressed concern that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits.  Accordingly, the analysis of the creditability of Chilean taxes described below could be affected by actions that may be taken by the US Treasury.

Taxation of dividends

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions made in respect of our ADSs or shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to corporations under the Code.  Under recently enacted legislation, dividends received by noncorporate US holders on ADRs may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met.  US holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your basis in the ADSs or shares and as capital gain thereafter, which will be long-term capital gain if you held our ADSs or shares for more than one year.  The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

To the extent such distributions are taxable (as discussed above), you will be required to include such distributions paid in Chilean pesos in a US dollar amount calculated by reference to the exchange rate in effect on the date you actually or constructively received such dividends, regardless of whether the pesos are in fact converted into US$ at that time.  If you hold shares, dividends and gains, if any, are treated as received on the date you receive your distribution.  If you hold ADSs, that date would be the date on which the Depositary receives the distribution.  If items received in pesos are not converted into US$ on the day they are received, you may be required to recognize

Back to Contents

foreign currency gain or loss (which will be US-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

Effect of Chilean withholding taxes

Payments of dividends on our ADSs or shares to foreign investors are subject to Chilean withholding taxes.  For US federal income tax purposes, you will be treated as having received the gross amount of any dividend paid, including the net amount of Chilean taxes withheld by us and then as having paid over the withheld taxes to the Chilean tax authorities.  As a result, the amount of dividend income includible in gross income for US federal income tax purposes by you in connection with a payment of dividends will be greater than the amount of cash actually received by you.

However, subject to generally applicable limitations and restrictions, you will be entitled to a credit against your US federal income tax liability, or a deduction in computing your US federal taxable income, for the net amount of Chilean income taxes withheld by us.  You must satisfy minimum holding-period requirements to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.  A foreign tax credit will be denied for foreign taxes withheld on dividends in circumstances where you are under an obligation to make related payments in connection with positions in “substantially similar or related property.”  The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income.  For this purpose, depending on your particular circumstances, dividends paid by us on our ADSs or shares will generally constitute “passive income” or “financial services income.”  You are urged to consult your tax advisor to determine the extent to which you are entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

Sale or other disposition

Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the amount realized on the disposition and your adjusted tax basis in the ADSs or shares.  This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition.  Capital losses are subject to limitations.  Any gain or loss will generally be US-source gain or loss.  Certain gains recognized upon a sale or exchange of our shares or ADSs (except for ADSs that are disposed of outside Chile) are subject to Chilean income taxes.  Due to generally applicable limitations and restrictions, those taxes may not be creditable against your US federal income tax liability.  You are urged to consult your tax adviser to determine the extent to which you may be entitled to foreign tax credits with respect to gains recognized upon sale or exchange of our shares or ADSs.

Passive Foreign Investment Company rules

We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2002 taxable year.  We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you.

If we were treated as a PFIC for any taxable year during your holding period, gain recognized by you on a sale or other disposition of our ADSs or shares would be allocated ratably over your holding period for such ADSs or shares.  The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of our ADSs or shares in excess of 125 percent of the average of the annual distributions on our ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections (including a mark-to-market election) may be available to United States persons that may ameliorate the adverse consequences of PFIC status.

Back to Contents

Backup withholding and other reporting requirements

Payments of dividends and other proceeds in connection with our ADSs or shares by a US paying agent or other US intermediary will be reported to the IRS and to you as may be required under applicable regulations.  You will be subject to United States backup withholding on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.  The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York  10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.  In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks from changes in interest rates and foreign exchange rates.  These risks are constantly monitored and managed by the parent company of Endesa-Chile, Enersis.  The Company’s board of directors approves risk management policies at all levels.

The Company does not enter into financial instruments for trading or speculative purposes.  As a result, the Company’s market risk is limited to non-trading risks.

Commodity Price Risk

We are exposed to market fluctuations in the price of electricity, natural gas and coal.  We manage our exposure to commodity prices by attempting to secure long-term contracts with our suppliers.  We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.

Interest Rate Risk

At December 31, 2001 and 2002, 38.88% and 26.96%, respectively, of the Company’s outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR rate).  The Company manages its risk exposure to interest rates by maintaining debt with both variable and fixed rates.

As of December 31, 2002 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk are as follows:

Back to Contents

	As of December 31, (1)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

	in millions of constant Ch$
Debt:
Fixed rate:
Ch$- and UF- denominated	13,845	3,782	4,931	116,112	5,955	114,784	259,409	264,556
Weighted average interest rate	6.2%	6.2%	6.1%	6.1%	6.0%	6.0%	6.0%
US$ denominated	238,907	43,912	90,696	164,971	95,516	1,003,500	1,637,502	1,645,635
Weighted average interest rate	7.6%	7.7%	7.7%	7.7%	7.8%	7.8%	7.8%
Other currencies	17,004	6,130	—	21,322	—	5,279	49,735	51,325
Weighted average interest rate	7.7%	7.5%	—	7.8%	—	10.3%	8.0%
Variable rate:
Ch$- and UF- denominated	24,517	—	—	—	—	—	24,517	24,517
Weighted average interest rate	6.2%	—	—	—	—	—	6.2%
US$ denominated	247,121	404,361	28,675	10,488	10,488	20,855	721,988	709,010
Weighted average interest rate	2.8%	3.6%	5.1%	5.7%	6.1%	6.5%	3.5%
Euro denominated	279,288	574	—	—	—	—	279,862	289,441
Weighted average interest rate	3.8%	3.8%	—	—	—	—	3.8%
Other currencies	131,034	5,959	13,368	21,430	13,335	73,176	258,302	232,273
Weighted average interest rate	27.4%	13.6%	12.6%	12.5%	12.4%	12.3%	20.0%
Total	951,716	464,718	137,670	334,323	125,294	1,217,594	3,231,315	3,216,757

(1)	As of December 31, 2002.

Back to Contents

By comparison, as of December 31, 2001 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	As of December 31, (2)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair value

	(in millions of constant Ch$)
Long-term Debt:
Fixed rate:
Ch$- and UF- denominated	6,766	5,230	5,883	4,873	103,475	35,283	161,520	175,517
Weighted average interest rate	7.05%	7.33%	7.33%	7.33%	6.40%	6.50%
US$ denominated	262,629	402,510	76,007	101,778	192,793	1,032,242	2,067,960	2,231,246
Weighted average interest rate	6.53%	4.45%	4.55%	4.76%	5.55%	7.18%
Other currencies	15,439	–	3,753	–	35,177	91,135	145,503	157,267
Weighted average interest rate	9.96%	–	13.62%	–	9.65%	12.84%
Variable rate:
Ch$- and UF- denominated	53,277	–	–	–	–	—	53,277	53,277
Weighted average interest rate	1.25%	–	–	–	–	—
US$ denominated	63,666	8,327	24,751	505,073	11,671	43,648	657,135	657,135
Weighted average interest rate	0.69%	0.67%	0.69%	0.82%	0.86%	0.86%
Other currencies	6,215	2,006	1,513	470	–	—	10,204	10,204
Weighted average interest rate	5.5%	2.53%	0.71%	0.81%	–	—
Total	407,953	418,073	111,907	612,194	343,116	1,202,309	3,095,550	3,284,596

(2)	As of December 31, 2001.

Foreign Currency Risk

The Company is exposed to foreign currency risk arising from long-term debt denominated in US dollars.  This risk is mitigated, as substantial of the Company’s revenue are linked to the US dollar either directly or indirectly (approximately 85%).  Despite these natural hedges, to certain extent the Company remains subject to exchange rate fluctuations between the Chilean peso and US dollars, which the Company manages through the use of US dollars/UF Forward foreign exchange contracts.  As of December 31, 2002, the notional amount of the forward foreign exchange contracts outstanding was US$361 millions.

As of December 31, 2001 and 2002 obligations denominated in US dollars represented approximately 89.3% and 85.4% of long-term debt, respectively.

Beginning in 1999 the parent company of Endesa-Chile, Enersis, manages foreign currency risk on a consolidated basis to the extent that such risks are not managed at the subsidiary level.  In order to hedge the risk of fluctuations between the US dollar and the Chilean peso, the Company enters into forward foreign currency contracts.

Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the US dollars and the Chilean peso due to the applications of Technical Bulletin No. 64.  Under Chilean accounting standards, the effect of re-measuring many of the Chilean peso to US dollar exchange rate fluctuations is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts.

Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.

Back to Contents

As of December 31, 2002 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to foreign currency risk are as follows:

	As of December 31,

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

	(in millions of constant Ch$)
Debt:
Fixed rate:
US$ denominated	238,907	43,912	90,696	164,971	95,516	1,003,500	1,637,502	1,645,635
Other currencies	17,004	6,130	—	21,322	—	5,279	49,735	51,325
Variable rate:
US$ denominated	247,121	404,361	28,675	10,488	10,488	20,855	721,988	709,010
Euro denominated	279,288	574	—	—	—	—	279,862	278,220
Other currencies	131,034	5,959	13,368	21,430	13,335	73,176	258,302	272,273
Monetary assets:
US$ denominated assets	260,196	6,084	—	—	—	—	266,280	266,280
Assets in other currencies	105,073	11,535	—	—	—	—	116,608	116,608
Derivative instruments:
Forward contracts (receive US$/pay Ch$-UF)	(369)	—	—	—	—	—	(369)	(1,257)
Other foreign currency derivatives	29,074	(262)	(147)	(4,736)	—	—	23,929	9,234

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$1.00.

As of December 31, 2001 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to foreign currency risk are as follows:

	As of December 31,

	2002	2003	2004	2005	2006	Thereafter	Total	Fair value

	(in millions of constant Ch$)
Long-term Debt:
Fixed rate:
US$ denominated	262,629	402,510	76,007	101,778	192,793	1,032,242	2,067,960	2,231,246
Variable rate:
US$ denominated	63,666	8,327	24,751	505,073	11,671	43,648	657,135	657,135
Forward contracts:
(receive US$/pay Ch$-UF)	3,067	—	—	—	—	—	3,067	3,067

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

Back to Contents

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

A.	Use of proceeds.

Not applicable.

Item 15.	Controls and Procedures

Within 90 days prior to the date of this report, Endesa-Chile, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Endesa-Chile’s disclosure controls and procedures.  Based on this evaluation, Endesa-Chile’s Chief Executive Officer and Chief Financial Officer concluded that Endesa-Chile’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Endesa-Chile is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.  Endesa-Chile’ s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There have been no significant changes in Endesa-Chile’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Item 16.	Reserved

Back to Contents

PART III

Item 17.	Financial Statements.

None.

Item 18.	Financial Statements.

Item 19.	Exhibits.

Exhibit	Description
1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended*
1.2	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation)*
4.1
Credit Agreement among Endesa-Chile, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc., various lenders and Citibank N.A., as administrative agent, dated May 12, 2003.

8.1	List of Subsidiaries

*	Incorporated by reference to Empresa National de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Empresa Nacional de Electricidad S.A.

Back to Contents

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ ALFREDO ERGAS SEGAL
Name: Alfredo Ergas Segal
Title: Chief Financial Officer

Date: June 30, 2003

Back to Contents

I, Hector López Vilaseco, certify that:

1.    I have reviewed this annual report on Form 20-F of Endesa-Chile;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ HECTOR LÓPEZ VILASECO
Name: Hector López Vilaseco
Title: Chief Executive Officer

Date: June 30, 2003

Back to Contents

I, Alfredo Ergas Segal, certify that:

1.    I have reviewed this annual report on Form 20-F of Endesa-Chile;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ ALFREDO ERGAS SEGAL
Name: Alfredo Ergas Segal
Title: Chief Financial Officer

Date: June 30, 2003

Click Here for Index

Endesa-Chile S.A. and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2000, 2001 and 2002 and for the years then ended

Endesa-Chile S.A. and Subsidiaries

Index to the Audited Consolidated Financial Statements

Page

Report of Independent Auditors:
Audit Report of Ernst & Young – Endesa-Chile 2002	F–1
Audit Report of Deloitte & Touche – Endesa Argentina 2002	F–3
Audit Report of Deloitte & Touche – Endesa Colombia 2002	F–4
Audit Report of Deloitte & Touche – Cachoeira Dourada 2002	F–5
Audit Report of Deloitte & Touche – CIEN 2002	F–6
Audit Report of Deloitte & Touche – Endesa-Chile 2000 and 2001	F–7
Audit Report of Arthur Andersen – Endesa Argentina 2000 and 2001	F–8
Audit Report of Arthur Andersen – Endesa Colombia 2000 and 2001	F–10

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2001 and 2002	F–11
Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002	F–13
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F–14
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F–15
Notes to the Consolidated Financial Statements	F–17

Ch$	-	Chilean pesos
US$	-	United States dollars
UF	-	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (b)).
ThCh$	-	Thousands of Chilean pesos
ThUS$	-	Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2002 purchasing power.

Back to Index

Report of Independent Auditors

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheet of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements as of December 31, 2002 and for the year then ended of certain consolidated companies which statements reflect total revenues and total assets representing of 31.93 percent and 40.06 percent respectively, of the related consolidated totals. We also did not audit the financial statements as of December 31, 2002 and for the year then ended of certain investments accounted for under the equity method, which statements reflect investments and equity participation in income of 0.87 percent and 61.23 percent, respectively, of total assets and total net income, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors. The report of other auditors over the consolidated financial statements of the subsidiary, Endesa Argentina S.A. and subsidiaries, contains an emphasis paragraph regarding the instability of the economic and political situation in Argentina.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

Back to Index

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America.  Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 34 of the Notes to the consolidated financial statements.

ERNST & YOUNG LTDA.

Santiago, Chile
January 24, 2003
(except for Notes 32 and 34 for which the dates are June 12, 2003)

Back to Index

AUDITORS’ REPORT

To the President and the Board of Directors of
Endesa Argentina S.A.

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended at December 31, 2001, were audited by other auditors who were member firm of a worldwide organization that has ceased operations. Those auditors expressed a qualified opinion due to an scope limitation on those financial statements in their report dated March 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

As described in notes 37 and 38 to the financial statements referred to above, on January 2002 the Argentine Government approved certain economic measures with a negative impact on the Argentine economy and on the Company’s operations including: the devaluation of the Argentine peso; the default on the public external debt; the pesification of assets and liabilities denominated in foreign currency held in the country; the restriction on transfers of funds abroad, which require prior authorization from the Central Bank of the Republic of Argentina; and the pesification of the utilities rates. Taking into account that the official position of the Argentine Government related to the energy prices has not been defined yet, and that the rates of utilities renegotiation has not begun, as of the date of approval of these financial statements the future evolution of the electrical sector cannot be assessed in the short and medium term. Also, the Argentine Government continues to issue additional and supplementary measures, as described in note 28.1 to the financial statements referred to above, in respect of the “Agreement related to the work order No. 4322.” As a consequence of the economic crisis, and in particular of the electrical sector, the Company is in negotiations to reschedule the maturity of some loans. The above described situations generate uncertainties in respect of the effects of the measures, to be taken by the Argentine Government related to the economic policy and, in particular, related to the electrical sector, could have on the Company’s consolidated financial position, the consolidated results of its operations and its future consolidated cash flows.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 39 to the consolidated financial statements.

Buenos Aires, January 17, 2003, except for the fifth paragraph for which the date is April 30, 2003

DELOITTE & Co. S.R.L.

CARLOS A. LLOVERAS
(Partner)

Back to Index

Report of independent Accountants
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of
Endesa de Colombia S.A.:

We have audited the accompanying consolidated balance sheets of Endesa de Colombia S.A. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended at December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion in those financial statements in their report dated January 18, 2002.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa de Colombia S.A. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 27 of the Notes to the consolidated financial statements.

Carlos Eduardo Tovar January 17, 2003, Bogatá, Columbia	DELOITTE COLOMBIA LTDA.

Back to Index

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cacboeira Dourada – GO Brazil

1.	We have audited the balance sheets of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the related statements of income and cash flows for the years then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as, well as evaluating the overall, financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.	As of December 31, 2002, the Company has recorded, as current and non-current assets, accounts receivable in the amount of US$14,348 thousand and, as current liabilities, accounts payable in the amount of US$14,921 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market — MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

5.	The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

6.	The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the years ended December 31, 2002 and 2001 and the shareholders’ equity of Centrais Eletricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the financial statements.

January 17, 2003

Back to Index

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro — RJ. Brazil

1.	We have audited the balance sheet of CIEN - Companhia de Interconexão Energética as of December 31, 2002, and the related statements of income and cash flows for the year then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN - Companhia de Interconexão Energética as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.	As of December 31, 2002, the Company has recorded, as current assets, accounts receivable in the amount of US$11,928 thousand and, as current liabilities, accounts payable in the amount of US$15,185 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

5.	The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.6l, solely for information purposes.

6.	The accounting practices of the Company used in preparing the accompanying financial the statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and the shareholders’ equity of CIEN Companhia de Interconexão Energetica as of December 31, 2002, to the extent summarized in Note 24 to the financial statements.

January 17, 2003

Back to Index

INDEPENDENT AUDITORS’ REPORT

To the President and Directors of
Empresa Nacional de Electricidad S.A.

We have audited the consolidated balance sheets of Empresa Nacional de Electricidad S.A. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and of cash flows for each of the two years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for 2000 and 2001 of certain consolidated companies, which statements reflect total assets constituting 41.99% (41.18% in 2000) and total revenues constituting 41.92% (48.56% in 2000 and 55.06% in 1999) as of December 31, 2001, of the related consolidated totals. Those financial statements were audited by other auditors for the purpose of the Company’s Chilean annual financial statements and their reports have been furnished to us. The report of these auditors on the 2001 financial statements of Endesa Argentina SA. include emphasis paragraphs expressing the uncertainty on the Argentinean subsidiaries’ capacity to meet their obligations and continue operations, and to disclose the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the companies. Our opinion, insofar as it relates to the amounts included for those companies for 2000 and 2001, is based solely on the reports of such other auditors. Their report referred to other auditors, one of whom was a member firm of a worldwide organization that has ceased operations, and another who has ceased to exist

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly. in all material respects, the financial position of Empresa Nacional de Electricidad S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Chilean pesos for each of the two years in the period ended at December 31, 2001 and the determination of shareholder’s equity, also expressed in Chilean pesos, at December 31, 2000 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

As indicated in Note 26, the Company holds direct investments in Argentinean subsidiaries and indirect investments through the subsidiaries Compañia Eléctrica Cono Sur S.A. and Inversiones Endesa Norte S.A., whose financial statements show total assets and revenues amounting to 13.58% and 21.42%, respectively, of the corresponding consolidated totals. Due to the current economic situation in Argentina and considering the effects of the application of the Public Emergency Law referred to in Note 31, these direct and indirect subsidiaries are exposed to situations that might affect the values of their assets and liabilities and uncertainties arise with respect to their capacity to meet their obligations and continue operations. The present financial statements do not include adjustment that might arise from the resolution of these uncertainties.

Santiago, Chile
February 1,2002

Back to Index

Pistrelli, Diaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	1002 Buenos Aires
Argentina
(English translation of the report originally issued in Spanish)
Tel 54 11 4318 1800 4311 6644
Fax 54 11 4312 8847 4318 1777

To the Board of Directors of
ENDESA ARGENTINA S.A.:

1.	We have audited the consolidated balance sheets of ENDESA ARGENTINA S.A. (the “Company”) and its subsidiaries ENDESA BRASIL PARTICIPAÇOES LTD., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. as of December 31, 2001 and 2000, and the related consolidated statements of income and cash flows for the years then ended, not presented separately herein, all expressed in thousands of constant Chilean pesos. Those financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on those financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As described in note 38 to the financial statements referred to above (not presented separately herein), in the last few months, a deep change has been implemented in the economic framework of Argentina as well as in the Convertibility Law that was in place since March 1991. The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country, (b) de-dollarization of utilities rates previously agreed-upon in U.S. dollars and subsequent renegotiation in each particular case; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Central Bank; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The above mentioned financial statements, should be read taking into account the issues mentioned above.

4.	In our opinion, the consolidated financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of ENDESA BRASIL PARTICIPAÇOES LTD., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

Back to Contents

5.	As described in note 15 to the financial statements referred to above (not presented separately herein), as of the date of issuance thereof, HIDROELECTRICA EL CHOCON S.A. has been unable to repay yet past-due corporate bonds amounting to about USD 140 million. (In addition, as mentioned in Note 28.2 to the above mentioned financial statements, as of December 31, 2001, CENTRAL COSTANERA S.A. does not meet a financial ratio required by the syndicated bank loan agreement, recorded under current liabilities in the amount of about CLP 62,240 million. Considering that this represents a breach of contractual provisions for this loan and for other loans with cross-default clauses, the lenders are entitled to demand accelerated repayment. As of December 31, 2001 HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. have negative working capital, which creates substantial doubt, among others, on the ability to pay their obligations. In addition, due to the negative exchange rate difference derived from devaluation mentioned in note 38 to the above mentioned financial statements, ENDESA ARGENTINA S.A. and CENTRAL COSTANERA S.A. could enter into the mandatory dissolution for loss of capital stock, as provided for by the Business Associations Law No. 19,550, which creates substantial doubt, among others, on the continuity of the operations of these Companies.

The continuity of the operations of ENDESA ARGENTINA S.A., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A., and CENTRAL COSTANERA S.A. will depend on their ability to pay their obligations and the ability of ENDESA ARGENTINA S.A. and CENTRAL COSTANERA S.A. to restore its capital stock. The financial statements referred to above have been prepared assuming that ENDESA ARGENTINA S.A., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A., and CENTRAL COSTANERA S.A. will continue as going concerns; therefore, the financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties

Buenos Aires	PISTRELLI, DIAZ Y ASOCIADOS
March 8, 2002

EZEQUIEL A. CALCIATI
Partner

Back to Index

Report of Independent Accountants	Arthur Andersen y Cia. Ltda

(Translation of a report originally issued in Spanish–	Carrera 7 No. 74-09
See Note 2 to the Financial Statements)	Apartado Aéreo 075874
Bogotá D.C.
Colombia

Tel 57 1 546 18 10-846 16 15
Fax 57 1 217 80 88 314 55 56

To the Shareholders of
Endesa de Colombia S.A. and Subsidiaires:

We have audited the accompanying consolidated balance sheets of Endesa de Colombia S.A. and Subsidiaires (the “Company”) as of December 31, 2000 and 2001 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa de Colombia S.A. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile.

César Cheng	ARTHUR ANDERSEN & CIA LTDA.
January 18, 2002, Bogotá, Colombia

Back to Index

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

		As of December 31,

	Note	2001	2002	2002

		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Assets
Current assets:
Cash		5,024,238	7,450,853	10,368
Time deposits	4	88,952,041	90,071,189	125,341
Accounts receivable, net	5	91,879,870	88,254,540	122,813
Notes receivable, net	5	162,773	1,010,451	1,406
Other accounts receivable, net	5	19,883,555	17,922,487	24,940
Amounts due from related companies	6a	40,355,991	219,504,354	305,456
Inventories, net	7	21,552,807	10,408,424	14,484
Income taxes recoverable	8a	32,774,790	23,941,054	33,316
Prepaid expenses		4,893,798	3,639,906	5,065
Deferred income taxes	8d	—	3,262,225	4,540
Other current assets	9	9,776,158	76,732,288	106,779

Total current assets		315,256,021	542,197,771	754,508

Property, plant and equipment, net	10	5,564,893,072	5,669,849,128	7,890,023

Other assets:
Investments in related companies	11	164,793,262	174,713,284	243,127
Investments in other companies	12	76,476,310	81,636,042	113,603
Long-term receivables	5	44,335,067	19,157,436	26,659
Goodwill, net	13a	124,968,641	27,931,802	38,869
Negative goodwill, net	13b	(166,481,365)	(91,725,141)	(127,642)
Amounts due from related companies	6a	170,667,792	898,130	1,250
Other intangibles	14	30,585,405	32,010,352	44,545
Accumulated amortization	14	(4,461,821)	(5,349,240)	(7,444)
Other assets	15	40,538,985	72,881,832	101,421

Total other assets		481,422,276	312,154,497	434,388

Total assets		6,361,571,369	6,524,201,396	9,078,919

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

		As of December 31,

	Note	2001	2002	2002

		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Liabilities and Shareholders’ equity
Current liabilities:
Short-term debt due to banks and financial institutions	16a	58,718,598	109,464,066	152,328
Current portion of long-term debt due to banks and financial institutions	16b	328,523,177	266,190,846	370,425
Current portion of long-term notes payable		26,490,047	41,628,914	57,929
Promissory notes	17	—	7,567,174	10,530
Current portion of bonds payable	18a	51,987,275	486,791,417	677,407
Dividends payable		75,871	727,268	1,012
Accounts payable	19b	77,273,825	66,686,654	92,800
Miscellaneous payables		21,208,252	38,823,431	54,026
Amounts payable to related companies	6b	64,544,584	52,235,790	72,690
Accrued expenses	19a	30,908,070	38,524,968	53,610
Withholdings		3,004,285	6,440,179	8,962
Income taxes payable	8a	11,993,181	4,468,220	6,218
Deferred income taxes	8d	270,823	—	—
Other current liabilities		4,345,628	14,655,332	20,394

Total current liabilities		679,343,616	1,134,204,259	1,578,331

Long-term liabilities:
Due to banks and financial institutions	16c	835,661,938	663,188,721	922,877
Bonds payable	18b	1,665,111,726	1,451,867,591	2,020,384
Long-term notes payables		165,303,116	145,798,996	202,890
Miscellaneous payables		26,321,417	19,993,843	27,823
Amounts payable to related companies	6b	20,772,558	48,663,658	67,719
Accrued expenses	19a	31,444,250	39,214,504	54,570
Deferred income taxes	8d	29,099,863	65,897,598	91,701
Other long-term liabilities		29,383,481	26,505,675	36,885

Total long-term liabilities		2,803,098,349	2,461,130,586	3,424,849

Commitments and contingencies	28
Minority interest	20a	1,432,579,970	1,498,231,231	2,084,902

Shareholders’ equity:	21
Paid-in capital, no par value		1,039,795,887	1,039,795,887	1,446,954
Additional paid-in capital – share premium		203,968,868	203,968,868	283,838
Other reserves		69,984,148	71,330,030	99,261
Retained earnings		60,640,513	124,859,591	173,752
Net income (loss) for the year		72,160,018	(9,319,056)	(12,968)

Total shareholders’ equity		1,446,549,434	1,430,635,320	1,990,837

Total liabilities and shareholders’ equity		6,361,571,369	6,524,201,396	9,078,919

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

		Years Ended December 31,

	Note	2000	2001	2002	2002

		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (b))
Operating income:
Sales		937,650,314	1,045,279,320	938,099,151	1,305,436
Cost of sales		(637,295,881)	(662,607,797)	(555,585,893)	(773,140)

Gross profit		300,354,433	382,671,523	382,513,258	532,296
Administrative and selling expenses		(33,425,425)	(34,696,360)	(36,288,767)	(50,499)

Operating income		266,929,008	347,975,163	346,224,491	481,797

Non-operating income and expense:
Interest income		33,850,290	19,150,720	15,246,729	21,217
Equity participation in income of related companies	11	4,836,483	4,036,723	15,021,694	20,904
Other non-operating income	22a	272,787,595	55,817,015	102,484,444	142,615
Equity participation in losses of related companies	11	(4,158,453)	(13,984,347)	(6,451,197)	(8,977)
Goodwill amortization	13a	(7,244,775)	(8,268,503)	(108,561,701)	(151,072)
Interest expense		(271,334,314)	(235,882,840)	(212,800,395)	(296,128)
Other non-operating expenses	22b	(61,082,273)	(58,500,656)	(121,919,959)	(169,661)
Price-level restatement, net	23	915,645	4,338,232	3,996,482	5,561
Foreign currency translation, net	24	(4,646,149)	(14,504,840)	(441,015)	(614)

Non-operating Expense, net		(36,075,951)	(247,798,496)	(313,424,918)	(436,155)

Income before income taxes and extraordinary loss		230,853,057	100,176,667	32,799,573	45,642
Income tax	8e	(88,483,851)	(39,911,895)	(70,628,398)	(98,285)
Extraordinary loss	26	—	—	(10,930,092)	(15,210)

Income before minority interest		142,369,206	60,264,772	(48,758,917)	(67,853)
Minority interest	20b	(68,580,912)	(34,015,850)	(46,478,294)	(64,678)

Income before amortization of negative goodwill		73,788,294	26,248,922	(95,237,211)	(132,531)
Amortization of negative goodwill	13b	41,136,598	45,911,096	85,918,155	119,562

Net income (loss) for the year		114,924,892	72,160,018	(9,319,056)	(12,969)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish
(Expressed in thousands of historical Chilean pesos, except as stated)

	Number of shares	Paid-in capital	Additional paid-in capital	Other reserves	Retained earnings	Net income (loss) for the year	Total

	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThUS$
As of January 1, 2000	8,201,755	935,202,208	183,451,520	48,408,214	144,079,252	(176,733,788)	1,134,407,406
Transfer of prior year loss to retained earnings and other reserves	—	—	—	6,016,367	(191,056,643)	185,040,276	—
Price-level restatement of capital	—	43,954,504	8,622,221	2,275,186	6,771,725	(8,306,488)	53,317,148
Surplus deficit of subsidiaries in the development stage	—	—	—	3,229,114	(3,081,487)	—	147,627
Cumulative translation adjustment	—	—	—	504,021	—	—	504,021
Net income for the year	—	—	—	—	—	108,222,663	108,222,663

As of December 31, 2000	8,201,755	979,156,712	192,073,741	60,432,902	(43,287,153)	108,222,663	1,296,598,865

As of December 31, 2000 (1)	8,201,755	1,039,795,887	203,968,868	64,175,512	(45,967,927)	114,924,893	1,376,897,233

As of January 1, 2001	8,201,755	979,156,712	192,073,741	60,432,902	(43,287,153)	108,222,663	1,296,598,865
Transfer of prior year loss to retained earnings	—	—	—	11,574	111,565,992	(111,577,566)	—
Price-level restatement of capital	—	30,353,858	5,954,286	1,873,420	(1,530,871)	3,354,903	40,005,596
Deficit of subsidiaries in the development stage	—	—	—	(78,369)	—	—	(78,369)
Changes in equity of affiliates	—	—	—	(5,836,137)	—	—	(5,836,137)
Cumulative translation adjustment	—	—	—	11,542,385	—	—	11,542,385
Dividends	—	—	—	—	(7,873,684)	—	(7,873,684)
Net income for the year	—	—	—	—	—	70,058,270	70,058,270

As of December 31, 2001	8,201,755	1,009,510,570	198,028,027	67,945,775	58,874,284	70,058,270	1,404,416,926

As of December 31, 2001 (1)	8,201,755	1,039,795,887	203,968,868	69,984,148	60,640,513	72,160,018	1,446,549,434

As of January 1, 2002	8,201,755	1,009,510,570	198,028,027	67,945,775	58,874,284	70,058,270	1,404,416,926
Transfer of prior year income to retained	—	—	—	—	70,058,270	(70,058,270)	—
Dividends	—	—	—	—	(7,709,649)	—	(7,709,649)
Deficit of subsidiaries in the development stage	—	—	—	(7,968,156)	—	—	(7,968,156)
Price-level restatement of capital	—	30,285,317	5,940,841	2,038,374	3,636,686	—	41,901,218
Cumulative translation adjustment	—	—	—	9,314,037	—	—	9,314,037
Net loss for the year	—	—	—	—	—	(9,319,056)	(9,319,056)

As of December 31, 2002	8,201,755	1,039,795,887	203,968,868	71,330,030	124,859,591	(9,319,056)	1,430,635,320

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

	Years Ended December 31,

	2000	2001	2002	2002

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from operating activities:
Net income (loss) for the year	114,924,893	72,160,018	(9,319,056)	(12,968)
Gain on sales of property, plant and equipment	(62,060,142)	(4,707,858)	(707,833)	(985)
Gain on sales of investments	(121,935,112)	—	—	—
Charges (credits) to income which do not represent cash flows:
Depreciation	176,364,843	185,420,388	195,858,624	272,552
Amortization of intangibles	27,080,106	4,118,545	3,206,872	4,463
Write-offs and accrued expenses	—	—	384,280	535
Equity participation in income of related companies	(4,836,483)	(4,036,723)	(15,021,694)	(20,904)
Equity participation in losses of related companies	4,158,453	13,984,347	6,451,197	8,977
Amortization of goodwill	7,244,775	8,268,503	108,561,701	151,072
Amortization of negative goodwill	(41,136,598)	(45,911,096)	(85,918,155)	(119,562)
Price-level restatement, net	(915,645)	(4,338,232)	(3,996,482)	(5,561)
Foreign currency translation, net	4,646,149	14,504,840	441,015	614
Other credits to income which do not represent cash flows	—	—	(76,135,258)	(105,948)
Other charges to income which do not represent cash flows	49,762,760	25,901,862	87,634,005	121,949
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(18,859,635)	49,873,655	(16,937,444)	(23,570)
Decrease in inventory	(5,972,310)	3,549,684	4,680,686	6,514
Decrease (increase) in other assets	(15,313,180)	(4,277,731)	13,864,959	19,294
Changes in liabilities which affect cash flows:
Increase in accounts payable associated with operating results	(23,151,591)	17,905,083	6,850,029	9,532
Increase in interest payable	81,200,268	8,403,487	3,822,075	5,319
Increase (decrease) in income tax payable	36,276,494	(28,412,759)	2,286,791	3,182
Increase (decrease) in other accounts payable associated with non-operating results	(43,765,523)	(97,933,317)	72,709,867	101,181
Net increase in value added tax and other accounts payable	53,655,211	8,207,228	7,014,172	9,761
Income attributable to minority interest	68,580,912	34,015,850	46,478,294	64,678

Net cash flows provided by operating activities	285,948,645	256,695,774	352,208,645	490,125

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

	Years Ended December 31,

	2000	2001	2002	2002

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from financing activities:
Issuance of subisiary shares	—	—	1,845,750	2,569
Proceeds from the issuance of debt	672,302,120	631,654,679	250,386,931	348,432
Proceeds from bond issuances	48,734,092	132,483,050	107,025,973	148,935
Proceeds from loans obtained from related companies	347,579,356	443,751,170	104,785,882	145,817
Other loans received from related companies	—	—	48,865,480	68,000
Other sources of financing	151,099	53,538,288	23,683,650	32,958
Dividends paid	(65,020,150)	(55,986,379)	(68,652,600)	(95,535)
Distributions of capital by foreign subsidiaries	(30,066,329)	—	(7,337,533)	(10,211)
Payment of debt	(1,186,495,701)	(857,713,257)	(495,991,836)	(690,210)
Payment of bonds	(97,139,863)	(27,393,008)	(5,828,964)	(8,111)
Payment of loans obtained from related companies	(472,659,891)	(380,997,703)	(104,236,101)	(145,052)
Payment of other loans from related companies	—	—	(46,709,650)	(65,000)
Payment of bond issuance costs	—	—	(11,140,779)	(15,503)
Other disbursements for financing	(49,355,867)	(23,173,027)	(15,668,115)	(21,803)

Net cash used in financing activities	(831,971,135)	(83,836,187)	(218,971,912)	(304,714)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	139,070,318	16,587,562	19,463,934	27,086
Sale of investment in related companies	329,026,024	—	—	—
Payments recieved on loans to related companies	—	—	17,130,504	23,838
Payments recieved on other loans to related companies	22,280,353	87,868,896	17,423,767	24,246
Other receipts from investments	203,413,403	262,515	3,749,472	5,218
Additions to property, plant and equipment	(89,662,770)	(52,972,422)	(134,857,961)	(187,665)
Repurchase of Yankee bonds	—	(109,918,922)	—	—
Long-term investments	(5,429,577)	(1,487,500)	(5,098,729)	(7,095)
Investment in financial instruments	—	—	(724,403)	(1,008)
Other loans granted to related companies	(82,826,754)	(45,024,516)	(28,874,779)	(40,181)
Other investment disbursements	(33,052,547)	(7,821,579)	(1,600,646)	(2,227)

Net cash used in investing activities	482,818,451	(112,505,966)	(113,388,841)	(157,788)

Positive net cash flow for the year	(63,204,039)	60,353,621	19,847,892	27,620
Effect of price-level restatement on cash and cash equivalents	7,881,099	3,278,431	9,040,813	12,581

Net increase in cash and cash equivalents	(55,322,940)	63,632,052	28,888,705	40,201
Cash and cash equivalents beginning of year	85,667,167	30,344,227	93,976,279	130,775

Cash and cash equivalents end of year	30,344,227	93,976,279	122,864,984	170,976

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

1.	Description of Business:

Empresa Nacional de Electricidad S.A.  (“Endesa-Chile” or “the Company”) is an electric generation and transmisision company domiciled in Chile.  It is a publicly traded company, regulated by the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) as well as by the United States Securities and Exchange Commission  (“SEC”) since issuing American Depositary Receipts (“ADRs”) in 1994.

The Company’s subsidiaries that are regulated by the SVS include Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”), Empresa Eléctrica Pangue S.A. (“Pangue S.A.”), Sociedad Concesionaria Autopista del Sol S.A., Sociedad Concesionaria Autopista Los Libertadores S.A., and Infraestructura 2000 S.A.  registered under the numbers 293, 419, 550, 619, and 693, respectively.

2.	Summary of Significant Accounting Policies:

a.	General:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively “Chilean GAAP”). Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States (“U.S. GAAP”). Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values.  The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale.  Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

The accompanying financial statements reflect the consolidated results of operations of Endesa-Chile and its subsidiaries.  All significant intercompany transactions have been eliminated in consolidation.  Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of income. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

	Percentage participation as of December 31,

Company name	2000	2001	2002

	Total	Total	Direct	Indirect	Total

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.55	93.66	92.65	—	92.65
Endesa Argentina S.A. (6)	99.99	99.99	99.99	—	99.99
Endesa-Chile Internacional (1)	100.00	100.00	100.00	—	100.00
Pangue S.A.	92.48	92.48	94.97	0.02	94.99
Hidroinvest S.A. (6)	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A.	60.00	60.00	60.00	—	60.00
Hidroeléctrica El Chocón S.A. (6)	47.45	65.19	—	65.19	65.19
Central Costanera S.A. (3) (6)	51.68	51.93	—	51.93	51.93
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A.	60.04	100.00	0.10	99.90	100.00
Inecsa 2000 S.A.	58.39	97.32	—	97.32	97.32
Soc. Concesionaria Autopista Los Libertadores S.A. (5)	58.36	99.95	—	99.95	99.95
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A. (2)	85.62	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	100.00	5.10	94.90	100.00
Lajas Inversora S.A. (1)	92.88	100.00	—	100.00	100.00
Cachoeira Dourada S.A.	91.80	99.51	—	99.59	99.59
Capital de Energía S.A.	43.67	50.90	—	50.90	50.90
Emgesa S.A	22.41	51.32	—	51.32	51.32
Edegel S.A.A.	37.90	63.56	—	63.56	63.56
Generandes Perú S.A. (4)	54.26	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A.	75.00	75.00	50.00	25.00	75.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00

(1)	In August 2001, the companies Lajas Holding Inc. and Endesa-Chile Overseas Co. changed their names to Lajas Inversora S.A. y Endesa-Chile Internacional, respectively.
(2)	In August 2001, Central Betania Overseas Co. merged with Central Hydroelectric Betania.
(3)	On December 1, 2001, Central Termoeléctrica Buenos Aires S.A. (CBA) merged with Central Costanera S.A.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

(4)
At the General Shareholders’ Meeting held on March 30, 2001, it was agreed to reduce the share capital of Generandes Perú by 110,456,374 Soles (equivalent to ThCh$22,147,865), with the intention that Generandes Perú purchase and retire 110,456,374 of its own shares.  The shareholders agreed that, as compensation for the share repurchase, Generandes Perú would transfer 139,935,442 of its shares in Edegel to Edegel. On July 2, 2001, this agreement was registered publicly and in the accounting records.

(5)	On May 16, 2001, Autopista Los Libertadores S.A. changed its name to Sociedad Concesionaria Autopista Los Libertadores S.A.
(6)	Situation in Argentina:

As a consequence of the serious economic crisis in Argentina that began towards the end of 2001, changes were implemented in the country’s economic model and “Ley de Convertibilidad” (Convertibility Law) with new regulations proclaimed by the national government, which resulted in the devaluation of the Argentine peso with respect to the United States dollar and the redenomination to Argentine pesos from foreign currencies of certain assets and liabilities maintained in Argentina; conversion to pesos of rates for public services such as electricity, introduction of restrictions on withdrawal of deposits from financial institutions, and restrictions for certain transfers abroad for servicing principal and interest of financial loans without prior authorization from the Republic of Argentina Central Bank.

Based on the unstable environment described above, the Company has evaluated the recoverability of its investments in the Argentine companies Central Costanera S.A. and Hidroeléctrica el Chocón S.A. as described in Notes 2(j) and 13.

b)	Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2002 was approximately 11.18%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities.  The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 23).

The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction.  This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%
November 30, 2002	113.46	3.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account.  The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI.  Certain of the Company’s investments are linked to the UF.  As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.  Values for the UF are as follows (historical Chilean pesos per UF):

Ch$

December 31, 2000	15,769.92
December 31, 2001	16,262.66
December 31, 2002	16,744.12

Comparative financial statements

For comparative purposes, the historical December 31, 2000, 2001 and 2002 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2002.  Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2002, as follows:

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

Period	Change in Index

2000	6.2%	(1)
2001	3.0%	(2)

(1)	Equivalent to the amounts for 2000 multiplied by the change in the CPI for 2001, then by the change in the CPI for 2002.
(2)	Equivalent to the amounts for 2001 multiplied by the change in the CPI for 2002.

This updating does not change the prior periods’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos.  The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2002 of Ch$ 718.61 to US$ 1.00.  The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

c)	Assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are detailed in Note 30.  These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2000	2001	2002

		Ch$	Ch$	Ch$
United States dollar (Observed)	US$	573.65	654.79	718.61
British pound sterling		£856.58	948.01	1,152.91
Colombian peso	$ Col	0.26	0.29	0.25
New Peruvian sol	Soles	162.69	190.29	204.73
Brazilian real	Rs	294.33	282.97	203.57
Japanese yen		¥5.01	4.99	6.07
Euro		€538.84	578.18	752.55
French Franc (1)	FFr	82.15	88.36	—
Pool Unit (IBRD) (2)	UP	7,230,629.88	7,742,160.26	9,089,158.76
Unidad de Fomento (UF)	UF	15,769.92	16,262.66	16,744.12
Unit of Account (IBD) (2)	UC	850.92	929.26	1,093.75
Argentine peso (3)	$ Arg	573.65	385.17	219.09

(1)	Beginning on January 1, 2002, this currency is expressed in the Euro.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

(2)
Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency ratios to the US dollar, at a determined date.

(3)
In recent years prior to December 31, 2001, the Argentine peso has been pegged to the US dollar at a rate of 1 Argentine peso to 1 US dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions.  While the legal exchange rate remained at 1 peso to 1 US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. In January 2002, the Argentine government announced its intent to create a dual currency system with a “official” fixed exchange rate of 1.4 pesos to 1 US dollar for import, and export transactions and a “free” floating exchange rate for other transactions.  On January 11, 2002, the exchange rate market holiday ended and closing new “free” floating exchange rates ranged from 1.6 to 1.7 pesos to 1 US dollar notwithstanding the official foreign exchange rate as of December 31, 2001, in accordance with SVS Circular No. 81. The conversion of Argentine subsidiary financial statements reflect the conversion of 1.7 pesos to 1 US dollar.

d)	Time deposits and Marketable securities:

Time deposits are presented at cost plus accrued interest and UF indexation adjustments, as applicable.

e)	Accounts receivable and Allowance for doubtful accounts:

Accounts receivable are classified as current or long-term, depending on their collection terms.  Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The Company establishes its allowance for doubtful accounts based on the aging of the accounts and prior experience with specific accounts.

f)	Inventories:

Inventories primarily include fuels for the generation of electricity and are valued at the lower of price-level restated average cost or net realizable value.  Inventories are presented net of a provision for obsolescence (Note 7).

g)	Property, plant and equipment:

Until 1980, property, plant and equipment were previously valued at net replacement cost as determined by the former Chilean Superintendency of Electricity and Fuels (SIC) adjusted for price-level restatement in accordance with Decree Law N° 4 of 1959.

Property, plant and equipment are currently shown at contributed amounts or cost, as appropriate, plus price-level restatement.  The interest cost on debt directly obtained in the construction projects is capitalized during the period of construction. Costs of maintenance and repairs are expensed as incurred unless such costs increase the useful life or productivity of the related assets, in which case the costs are capitalized when incurred.

In 1986, an increase based upon a technical appraisal of property, plant and equipment was recorded in the manner authorized by the SVS in Circulars No.’s 550 and 566 dated October 15 and December 16, 1985, respectively, and Communication No. 4790, dated December 11, 1985.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

Property, plant and equipment received in leasing which qualify as capital leases, are accounted as acquisitions, recording the total of the lease obligation and interest on an accrual basis. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expense. The Company has not identified impairments in the net book values of its property, plant and equipment; however, an impairment of goodwill and negative goodwill was identified during 2002 (see Note 13).

h)	Depreciation:

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.  Depreciation expense was ThCh $176,364,843, ThCh $185,420,388 and ThCh $195,858,624 as of December 31, 2000, 2001 and 2002, respectively.  Depreciation expense of  ThCh$175,067,450, ThCh$ 184,658,737 and ThCh$195,029,534 were included in “Cost of sales” and  ThCh$1,297,393, ThCh$ 761,651 and ThCh$ 829,090 were included in “Administrative and selling expenses” as of December 31,2000, 2001 and 2002, respectively.

i)	Investments in related companies:

Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on the accrual basis (Note 11).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants (see Note 2(j)).

Invesments in other companies are presented at acquisition cost adjusted for pricel-level restatement.

j)	Foreign investments:

Under Technical Bulletin No. 64 of the Chilean Association of Accountants, investments in foreign subsidiaries are price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US Dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

k)	Intangibles, other than goodwill:

Intangibles, other than goodwill, correspond mainly to easements and rights for the use of waterways and are amortized over periods not exceeding 40 years in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

l)	Goodwill and negative goodwill:

Goodwill and negative goodwill are determined according to Circular No. 368 of the SVS based on differences between the purchase price and the recorded book values of the company acquired at the effective acquisition date.  Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years.

The Company has evaluated the recoverability of its recorded goodwill and negative goodwill in accordance with Technical Bulletin No. 56 and Statement of International Accounting Standard No. 36 (IAS No. 36) “Impairment of Assets”.

m)	Revenue recognition:

Revenues are recognized at the time energy is supplied to the customer and collectibility is is reasonably measured. Energy supplied and unbilled at each year-end is valued at the selling price using the current rates and has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations.  The Company recognizes revenue generated from engineering and inspection services and highway tolls at the time the related services are provided.

n)	Income tax and deferred income taxes:

The Company records income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circulars No. 1466 and No. 1560 issued by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities.  As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000.  Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates to be in effect at the time of reversal. For the years ended December 31, 2001 and 2002, the Company recorded current tax expense according to the tax laws and regulations within each country of ThCh$ 28,084,915 and ThCh$ 39,689,689, respectively. A provision for the Article 21 tax of the Income Law (Impuesto Unico del Art. 21 de la Ley de la Renta) has also been made in the amount of ThCh$39,788 and ThCh$107,773 in 2001 and 2002, respectively.

o)	Accrued vacation expense:

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on the accrual basis.

p)	Severance indemnity:

The severance indemnity that, under collective bargaining agreements, the Company is obliged to pay to its employees who have completed 15 years of service is stated at the present value of the benefit under the vested cost method, discounted at 9.5%. The value of the obligation is calculated based on an average employment span of 35 years for employees with 15 years or more and includes 75% of the benefit related to employees with less than the required 15 years.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

q)	Pension and post-retirement benefits:

Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate of 9.5% less an unrecognized transition obligation.

r)	Bonds:

Bonds payable are recorded at the face value of the bonds.  The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 18). Discounts on the bond issuances of Endesa-Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$12,394,302 and ThCh$12,068,834 as of December 31, 2001 and 2002, respectively, presented in “Other current assets” and “Other assets.”

s)	Statements of cash flows:

The Consolidated Statements of Cash Flows have been prepared in accordance with the indirect method.

Cash and cash equivalents presented in the consolidated statements of cash flows include cash, time deposits, and other balances classified as current assets with maturities less than 90 days. For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

t)	Financial derivative contracts:

As of December 31, 2001 and 2002, the Company has forward contracts, currency swaps, and interest swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred until settlement if the instrument qualifies as a hedge and included in earnings as “Other non-operating income and expense.”

u)	Research and development costs:

Costs incurred in research and development by the Company which are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific construction projects are capitalized. During the years ended December 31, 2000, 2001 and 2002 no such costs were incurred.

v)	Computer software:

The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.

3.	Change in Accounting Principles:

There were no changes in accounting principles during the years ended December 31, 2001 and  2002 that would affect the comparability with previously issued financial statements.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

4.	Time deposits:

Time deposits as of December 31, 2001 and 2002 and the applicable annual interest rates and scheduled maturities as of December 31, 2002 are as follows:

			As of December 31,

Financial Institution	Annual Rate	Scheduled Maturity	2001	2002

	%		ThCh$	ThCh$
Banco Nationale de Paris	2.75	Jan 01, 2003	13,048,776	693,825
Banco Santander	1.00	Jan 01, 2003	618,685	1,739,071
Banco Wiese Sudameris	1.44	Jan 02, 2003	166,454	431,166
Bank of America	0.86	Jan 01, 2003	17,553,537	5,320,419
HSBC - Bamerindus	19.06	Jan 01, 2003	586,792	4,376,961
Citibank	3.75	Jan 02, 2003	—	521,074
Banco de Credito	1.13	Jan 02, 2003	—	1,652,803
Banco Bradesco	1.44	Jan 01, 2003	—	2,677,168
Banco Continental	2.42	Jan 02, 2003	—	3,369,062
Fiduvalle	7.66	Jan 01, 2003	—	761,371
Banco Votorantim	1.46	Jan 01, 2003	—	2,236,423
Banco Pactual	1.46	Jan 01, 2003	—	2,923,141
Banco Rio de la Plata	3.50	Jan 01, 2003	—	1,947,063
Credifondos	3.04	Jan 02, 2003	—	2,279,242
Banco Itaú	3.00	Jan 01, 2003	—	213,069
Banco-Frances	2.00	Jan 01, 2003	—	439,841
Banco-Holandes	3.00	Jan 01, 2003	—	431,741
Suvalor	9.04	Jan 02, 2003	—	4,015,453
Banco de La Paz	1.10	Nov 01, 2003	—	1,346
Banco BBM	18.96	Jan 01, 2003	—	1,053,564
Citrust	6.55	Jan 01, 2003	—	475
Banco Interbank	4.05	Jan 14, 2003	391,658	2,862,988
Citibank New York	1.01	Jan 02, 2003	54,433,352	50,123,923
Banco CCF Brasil	—	—	812,623	—
Megabanco	—	—	42,296	—
Banco Boston	—	—	815,600	—
Banco Liberal	—	—	482,268	—

Total			88,952,041	90,071,189

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

5.	Accounts, notes and other receivables:
Current accounts, notes and other receivables and related allowances for doubtful accounts as of each December 31, are as follows:

	As of December 31,

	2001				2002

Account	Under 90 days	91 days to 1 year	Allowance	Total	Under 90 days	91 days to 1 year	Allowance	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts Receivable	91,527,082	537,687	(184,899)	91,879,870	79,416,470	13,258,854	(4,420,784)	88,254,540
Notes receivable	162,773	—	—	162,773	431,437	579,014	—	1,010,451
Other Receivables	10,304,719	10,363,308	(784,472)	19,883,555	8,839,721	10,017,426	(934,660)	17,922,487

Total	101,994,574	10,900,995	(969,371)	111,926,198	88,687,628	23,855,294	(5,355,444)	107,187,478

Long-term other receivables as of December 31, 2001 and 2002 are ThCh$ 44,335,067 and ThCh$ 19,157,436, respectively.

Current and long-term accounts receivables per country as of December 31, 2001 and 2002 are as follows:

	As of December 31,

Country	2001		2002

	ThCh$	%	ThCh$	%
Chile	69,351,099	44.38	56,441,291	44.68
Peru	22,650,214	14.50	23,423,791	18.54
Argentina	13,861,326	8.87	6,332,838	5.01
Colombia	23,237,358	14.87	19,889,688	15.74
Brazil	24,362,299	15.59	19,293,025	15.27
Panama	2,798,969	1.79	964,281	0.76

Total	156,261,265	100.00	126,344,914	100.00

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

6.	Transactions with Related Companies:

Balances of accounts receivable and payable classified according to the nature of the transaction are as follows as of December 31, 2001 and 2002:

a.	Notes and accounts receivable due from related companies:

	As of December 31,

	Short-term		Long-term

Company Name	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$
Atacama Finance Co.	4,297,348	182,046,895	169,196,652	—
Cía de Energía del Mercosur	3,369,682	4,422,881	—	—
Inversiones Eléctricas Quillota	1,030	1,000	—	—
Chilectra S.A.	10,067,291	9,716,987	—	—
Cía. Interconexión Energética S.A.	2,989,613	4,099,278	—	—
Codensa S.A.	16,199,176	14,921,937	—	—
Edelnor S.A.	2,203,178	2,585,563	—	—
Empresa Eléctrica de Bogotá S.A.	133,978	171,747	—	—
Empresa Eléctrica Piura S.A.	49,707	175,199	—	—
Enersis S.A.	451,146	179,099	—	—
Etevensa	155,136	127,431	—	—
Gasoducto Tal Tal Ltda.	313,819	144,871	—	—
Gas Atacama Generación Ltda.	49,224	570,445	—	—
Transmisora Eléctrica de Quillota Ltda.	11,242	304,222	1,471,140	882,109
Compañía Americana de Multiservicios	—	17,847	—	—
Synapsis Colombia	—	15,091	—	—
Central Generadora Termoeléctrica de Fortaleza	—	3,861	—	—
Endesa Internacional S.A.	38,823	—	—	—
Enersis Energía de Colombia	6,969	—	—	—
Smartcom S.A.	18,623	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	6	—	—	—
Ingendesa Do Brasil	—	—	—	16,021

Total	40,355,991	219,504,354	170,667,792	898,130

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

6.	Transactions with Related Companies, continued:

b.	Notes and accounts payable due to related companies:

	As of December 31,

	Short-term		Long-term

Company Name	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$
Compañía de Energía del Mercosur S.A.	7,175,604	760,170	—	—
Compañía de Transmisión del Mercosur S.A.	339,240	107,045	—	—
Chilectra S.A.	21,057	10,875	—	—
Codensa S.A.	1,196,753	18,734,877	20,772,558	22,133,188
Edelnor S.A.	31,206	6,490	—	—
Empresa Eléctrica de Bogotá S.A.	3,629,114	1,226,667	—	920,539
Enersis S.A.	49,575,600	29,454,526	—	23,454,100
Enersis Internacional	—	3,994	—	2,155,831
Etevensa S.A.	1,116,904	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	932,434	1,264,224	—	—
Transmisora Eléctrica de Quillota Ltda.	42,539	82,402	—	—
Synapsis Perú S.A.	—	110,674	—	—
Synapsis colombia S.A.	—	33,056	—	—
Compañía A. Multiser. Perú S.A.	—	7,152	—	—
Compañía A. Multiser. Colombia	—	26,589	—	—
Compañía A. Multiser. Ltda.	—	12,653	—	—
Gasoducto Tal Tal Ltda.	213,599	160,559	—	—
Electrogas S.A.	270,534	233,837	—	—

Total	64,544,584	52,235,790	20,772,558	48,663,658

Short-term accounts receivable and payable with related companies are related to the sales and purchases of electricity and various services, as well as operating loans.  Transactions for electricity and services have terms of 30 days for payment and are not readjustable.  Operating loans are readjustable and require payment of interest.

The long-term receivable with Sociedad Transmisora Eléctrica de Quillota Limitada resulted from the sale of fixed assets at book value. The amount is recorded in UF with accrued interest at an annual rate of 9% and is to be paid in five equal annual installments beginning in December 2002.

The receivable with Atacama Finance Co. relates to loans given by Compañía Eléctrica Cono Sur S.A. to finance the construction-in-progress of Gasoducto Atacama Argentina Ltda., Gasoducto Atacama Chile Ltda. and Gas Atacama Generación Ltda. The loans are expressed in U.S. Dollars, accrue interest at an average annual rate of 3.33%, and will mature in September 2003.

The long-term payable to Enersis S.A. in 2001 and 2002 relates to loans expressed in Chilean pesos and U.S. Dollars, and accrues interest at market rates.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

6.	Transactions with Related Companies, continued:

The long-term payable to Codensa S.A. is expressed in U.S. Dollars and accrues interest at an average annual rate of 8.35% and is due on November 10, 2004.

c.	The most significant transactions and their effects in income (expense) for each year-ended December 31 are as follows:

		Income (expense)

Company	Nature of Transaction	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Interest	11,022,442	10,056,288	6,659,856
	Monetary correction	5,061,400	4,575,343	4,988,688
	Exchange difference	3,790,297	17,033,254	11,107,652
Cia. Americana Multiservicios Ltda.	Services	—	—	33,800
Central Generadora Termoeléctrica de Fortaleza	Services	—	—	473,819
	Exchange difference	—	—	(21,636)
Com. de Energía del Mercosur S.A.	Sale of energy	—	22,810,613	19,152,859
	Purchase of energy	—	(15,347,195)	(1,958,213)
	Interest	—	—	(62,519)
Codensa S.A.	Purchase of energy	—	(9,934,087)	(13,349,184)
	Sale of energy	59,389,039	70,772,410	73,383,377
	Services	—	—	104,917
	Services	—	—	(132,730)
	Interest	—	(2,326,307)	(4,264,231)
Cía. Transmisión del Mercosur S.A.	Purchase of energy	—	(3,985,903)	(1,397,696)
Cía. Interconexión Energética S.A.	Sale of energy	39,696,963	46,839,739	26,990,992
	Services	471,433	903,382	135,856
Empresa Propietaria de la Red	Services	—	—	346,994
Chilectra S.A.	Sale of energy	92,856,351	102,600,017	108,965,952
	Services	715,110	795,144	1,892,845
	Services	—	—	(42,173)
	Interest	37,974	—	—
Empresa Eléctrica Piura S.A.	Sale of energy	2,472,161	938,354	1,457,382
Enersis S.A.	Interest	(11,393,283)	(316,444)	(3,450,691)
	Services	—	447,622	552,533
	Exchange difference	(218,105)	(3,346,391)	224,996
	Monetary correction	(291,245)	(365,636)	(575,875)
Enersis agencia	Interest	(442,798)
Enersis Energía de Colombia S.A.	Sale of energy	10,668,648	2,934,525	—
Enersis de Argentina S.A.	Exchange difference	—	—	1,848
Etevensa	Sale of energy	1,794,940	3,063,312	5,757,877
Electrogas S.A.	Purchase of gas	—	(2,449,634)	(2,973,636)
	Services	5,670	—	5,066
	Purchase of energy	(2,324,817)	—	—
Edesur	Sales of energy	38,744,517	—	—
Edelnor S.A.	Sale of energy	40,573,341	32,312,537	28,775,524
Edenor S.A.	Sale of energy	38,725,328	—	—
Smartcom S.A.	Services	245,084	180,013	2,060
Endesa Internacional S.A.	Services	83,015	15,973	—
	Interest	—	—	(3,994)
Cam Colombia	Services	—	—	(308,870)
Synapsis Sol y Serv. IT Ltda.	Services	(1,138,409)	(238,829)	2,727
	Services	—	—	(3,189,018)
Synapsis Argentina	Services	—	—	(41,109)
Synapsis Colombia	Services	—	—	(392,047)
Transmisora Eléc. de Quillota Ltda.	Interest	128,481	134,407	144,050
	Services	(461,597)	—	5,066
	Monetary correction	—	—	43,994
Nopel Ltda	Services	(1,582,825)	—	—
Gasoducto Tal Tal ltda.	Services	611,474	—	—
Gas Atacama Generación Ltda.	Services	(1,630,310)	325,374	—

Total		321,426,870	278,427,881	259,047,108

These transactions were carried out at prices that approximate market value.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

6.	Transactions with Related Companies, continued:

The transfer of short-term funds between related companies, which funds are not for collection or payment of services, is on the basis of a current cash account, at a variable interest rate based on market conditions.  The resulting accounts receivable and accounts payable are essentially on 30-day terms, with automatic rollover for the same period and settlement in line with cash flows.

7.	Inventories, net:

Inventories include the following items and are presented net of a provision for obsolescence amounting to ThCh$1,389,676 and ThCh$1,819,908 as of December 31, 2001 and 2002, respectively:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Materials	4,911,244	3,501,189
Fuels for thermal facilities	11,847,595	6,442,698
Others	4,793,968	464,537

Total	21,552,807	10,408,424

8.	Deferred income taxes:

a.	Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Income tax payable	11,993,181	4,468,220
Income tax recoverable	(32,774,790)	(23,941,054)

Net	(20,781,609)	(19,472,834)

b.
Endesa-Chile (individual legal entity) had a tax loss of ThCh$15,952,209 and ThCh$32,807,363 for the years ended December 31, 2001 and 2002, respectively. Under current Chilean tax law, such losses do not expire.

c.
As of December 31, 2001 and 2002, Endesa-Chile (individual legal entity) had accumulated tax losses of ThCh$71,805,335, and ThCh$48,164,686 and related tax credits of ThCh$10,500,930 and ThCh$3,436,936.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

8.	Deferred income taxes, continued:

d.
In accordance with BT No. 60 and 69 of the Chilean Association of Accountants, and Circular No. 1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2001 and 2002 as follows:

	As of December 31, 2001				As of December 31, 2002

	Asset		Liability		Asset		Liability

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	—	3,500,985	63,085	271,008,078	—	3,730,312	33,908	301,866,168
Severance indemnities	—	—	—	1,589,610	—	—	—	331,549
Prepaid income	115,837	1,409,812	—	—	99,963	1,369,956	—	—
Finance costs	—	194,771	—	8,304,618	—	117,034	—	13,755,855
Derivative contracts	2,775	1,000,985	—	512,288	—	—	—	—
Vacation accrual	151,853	—	—	—	324,095	—	—	—
Tax losses	—	55,588,192	—	—	—	61,016,219	—	—
Contingencies	—	—	—	—	2,328,724	1,364	—	—
Forward contracts and swaps	—	—	—	—	350,818	234,174	—	—
Imputed interest on construction	—	—	—	4,830,117	—	—	—	4,863,433
Cost of studies	—	—	—	4,675,640	—	—	—	7,972,554
Spare parts used	—	—	—	3,349,399	—	—	—	1,086,289
Leasing receivables	—	3,475,357	—	—	—	2,301,708	—	—
Bonds discount	—	—	259,662	—	—	—	—	234,642
Allowance for doubtful accounts	—	—	—	—	—	49,117	—	—
El Chocón investments	—	—	24,954	119,374	—	—	37	2,897,754
Capitalized costs	—	—	—	4,199,407	—	—	—	1,357,961
Salaries for construction-in-progress	—	5,843,294	—	—	—	3,926,807	—	—
Provision for employee
obligations	—	—	—	—	—	911,198	—	—
Other events	1,659	980,723	220,153	55,187	192,533	1,168,172	—	5,569,889
Complementary accounts, net	(47)	(42,970,204)	(24,954)	(243,842,266)	—	(38,843,752)	(37)	(240,327,854)
Valuation allowance	—	(3,322,326)	—	—	—	(2,271,667)	—	—

Total	272,077	25,701,589	542,900	54,801,452	3,296,133	33,710,642	33,908	99,608,240

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

8.	Deferred income taxes, continued:

e.	Income tax expense for the years ended December 31, 2000, 2001 and 2002 is as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Current income tax expense
Income tax provision	(72,087,373)	(32,528,542)	(40,342,717)
Deferred tax expense (benefit)
Special tax Art.21	—	39,788	107,773
Adjustment for tax expense prior year	—	4,443,627	(653,028)
Deferred taxes	(14,727,729)	(18,062,859)	(20,281,561)
Benefits for tax losses	—	2,973,825	4,921,105
Amortization of complementary accounts	7,951,155	4,908,846	(15,186,201)
Change in valuation allowance	(1,192,554)	(1,607,004)	126,575
Other charges or credits	(8,427,350)	—	157,704

Total	(88,483,851)	(39,911,895)	(70,628,398)

9.	Other current assets:

Other current assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Accounts receivable from the Chilean Ministry of PublicWorks	3,303,579	8,399,481
Ralco and Alto Jahuel Proyects	3,049,361	173,730
Deposits for commitments and guarantees	1,134,520	986,752
Forward contracts and swaps	—	29,196,189
Unrealized losses on derivatives	—	11,253,893
Restricted time deposits Infraestructura 2000 S.A.	—	25,342,942
Reserve funds Infraestructura 2000 S.A.	—	1,298,967
Other	2,288,698	80,338

Total	9,776,158	76,732,288

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

10.	Property, plant and equipment:

The composition of property, plant and equipment as of each year-end is as follows:

	As of December 31,

	Years of useful lives	2001	2002

		ThCh$	ThCh$
Land		39,431,003	40,258,673

Buildings and infrastructure	35 – 40	6,058,875,881	6,362,064,717
Distribution and transmission lines and public lighting	35 – 40	26,041,078	22,297,240

Sub-total		6,084,916,959	6,384,361,957
Machinery and equipment	35 – 40	1,132,162,021	1,207,370,348

Construction in progress	—	51,517,814	17,272,756
Construction materials	—	5,413,533	6,590,253
Furniture and fixtures, tools, software and information
Technology equipment	3 – 10	14,238,126	13,761,358
Vehicles	6 – 10	792,760	1,413,367
Other assets	3 – 8	5,874,776	3,758,575

Sub-total		77,837,009	42,796,309
Technical appraisal		678,006,069	721,315,634

Total property, plant and equipment		8,012,353,061	8,396,102,921
Less: accumulated depreciation		(2,447,459,989)	(2,726,253,793)

Total property, plant and equipment, net		5,564,893,072	5,669,849,128

The Company and its foreign subsidiaries have individually purchased insurance policies which cover “all risk”, earthquake and machinery breakdown, with coverage limitations of ThUS$400,000, ThUS$15,000 and ThUS$100,000 respectively. This coverage includes business interruption damages.  The premiums associated with these policies are recorded proportionately in each company under “Prepaid expenses” and charged to expenses over its term.

Analysis of recoverability of fixed assets:

The Company analyzes the book values of its investments in companies operating in South American countries outside of Chile.  This analysis is necessary due to the poor economic situation in South America and by the fact that property, plant and equipment held by the Company’s investees in countries outside of Chile are remeasured into United States dollars.  The analysis consisted in evaluating both the recoverability of the property, plant and equipment of these companies, as well as the goodwill and negative goodwill recorded by the Company in these companies, in accordance with Chilean GAAP. The result of this analysis determined that no adjustments were required to the net book values of the property, plant and equipment of the Company and its Subsidiaries. However, impairments of goodwill and negative goodwill were identified (see Note 13).

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

11.	Investment in related companies:

a)	Investments as of each year-end are as follows:

	As of December 31, 2002			Carrying Value		Equity in net earnings (losses)

Related Companies	Number of Shares	Percentage Owned	Related Equity	2001	2002	2000	2001	2002

		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cía. de Interconexión Energética S.A. (2)	128,270,106	45.00	118,325,971	50,667,801	53,246,687	(1,563,221)	(5,826,850)	7,230,684
Gas Atacama Generación Ltda.	—	50.00	67,770,629	36,300,892	33,885,315	(2,595,232)	(3,441,037)	(4,793,334)
Gasoducto Atacama Argentina Ltda.	—	50.00	64,226,451	27,899,622	32,113,226	287,536	(4,686,666)	2,386,141
Gasoducto Atacama Chile Ltda.	—	50.00	55,859,069	23,197,393	27,929,534	2,953,252	3,303,780	3,212,680
Inversiones Eléctricas Quillota S.A.	608,676	50.00	17,127,364	7,602,220	8,563,682	615,927	(29,794)	1,310,128
Inversiones Electrogas S.A.	425	42.50	15,712,743	6,037,668	6,677,916	300,236	34,091	638,377
Com. de Energía del Mercosur S.A. (3)	6,305,400	45.00	7,614,035	4,680,261	3,426,316	196,295	48,872	(1,524,596)
Transmisora Eléctrica de Quillota Ltda.	—	50.00	5,032,660	2,389,373	2,516,330	96,667	87,840	126,529
Atacama Finance Co. (2)	3,150,000	50.00	5,179,023	2,555,396	2,589,511	90,809	120,819	(133,267)
Electrogas S.A.	85	0.02	11,190,123	2,038	2,378	168	37	339
Distrilec Inversora S.A.	4,416,141	0.89	411,308,793	3,387,376	3,650,226	292,038	418,722	40,973
Consorcio ARA - Ingendesa	—	50.00	105,766	—	52,883	3,555	—	56,927
Consorcio Ingendesa - Minmetal Ltda (1)	—	50.00	3,676	23,623	1,838	—	22,562	18,916
Ingendesa do Brasil Limitada (1) (4)	—	100.00	57,442	49,599	57,442	—	—	—

Total				164,793,262	174,713,284	678,030	(9,947,624)	8,570,497

(1)	These companies are related parties to the subsidiary Ingendesa S.A.
(2)	These companies are related parties to the subsidiary Compañía Electrica Conosur S.A.
(3)	This company is a related party to the subsidiary Endesa Argentina S.A.
(4)	This company is in the development stage.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

11.	Investment in related companies, continued:

b.	Purchase of shares made in equity method investments during 2001 and 2002:

On August 9, 2001, Lajas Inversora S.A. purchased 19,662,674 (0.672%) shares of Central Eléctrica Cachoeira Dourada S.A. (Brazil) for ThCh$1,487,500 (ThUS$2,206) increasing its participation to 99.51%.

During 2002, Lajas Inversora S.A. purchased 753,627 (0.0803%) shares of Central Eléctrica Cachoeira Dourada S.A. (Brazil) for
ThCh$58,931, increasing its participation to 99.59%.

On July 12, 2002, the Endesa-Chile purchased 7,275,433 (2.51%) shares of Pangue S.A. (Chile) for ThCh$4,998,894, increasing its participation to 94.97%.

The costs of these incremental investments are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Purchases
Central Eléctrica Cachoeira Dourada S.A.	1,487,500	58,931
Pangue S.A	—	4,998,894
Other	—	40,904

	1,487,500	5,098,729

c.
In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2001 and 2002, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments.  Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as an economic hedge of the exchange risk affecting the investments. As of December 31, 2002 the corresponding amounts are as follows:

Company	Country of Origin	Investment	Reporting Currency	Liability

		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	600,762,975	US$	336,577,165
Cachoeira Dourada	Brazil	430,106,204	US$	530,228,953
Edegel S.A.A.	Peru	220,917,766	US$	243,486,508
Cía. Interconexión Energética S.A.	Brazil	53,246,687	US$	62,574,905
Atacama Finance Co.	Cayman Islands	2,589,511	US$	1,854,668
Hidroeléctrica El Chocón S.A.	Argentina	212,761,767	US$	121,855,669
Comercializadora de Energia del Mercosur S.A.	Argentina	3,426,316	US$	3,952,377
Central Costanera S.A.	Argentina	89,044,456	US$	65,498,672
Distrilec Inversora S.A.	Argentina	3,650,226	US$	1,624,288

Total		1,616,505,908		1,367,653,205

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

12.	Investments in other companies:

Investments in other companies at December 31, 2001 and 2002 are as follows:

			As of December 31,

Company	Number of shares	Percentage owned	2001	2002

		%	ThCh$	ThCh$
Club de la Banca y Comercio	2	1.00	2,572	2,699
Club Empresarial	1	1.00	6,328	6,150
Edegas	1	1.00	2,616	3,422
Empresa Eléctrica de Aisen S.A	2,516,231	—	1,978,031	1,978,031
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,420	3,420
Cooperativa Eléctrica de Chillán	—	—	12,907	12,907
CDEC-SIC Ltda.	—	30.77	153,100	223,114
Empresa Eléctrica de Bogotá S.A.	6,409,132	5.50	74,188,405	79,047,819
Financiera Eléctrica Nacional	—	—	124,006	353,555
Autopista del Río Maipo S.A.	25	—	4,827	4,827

Total			76,476,310	81,636,042

13.	Goodwill and Negative Goodwill:

a.
In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2000, 2001 and 2002, as follows:

	As of December 31,

Company	Amortization			Net Balance

	2000	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A. (1)	1,477,224	1,635,472	24,019,065	22,542,503	—
C. Hidroeléctrica Cachoeira Dourada S.A.(1)	3,685,680	4,080,506	69,564,545	65,288,089	—
Lajas Inversora S.A. (1)	34,232	105,474	1,798,130	1,687,590	—
Emgesa S.A.	1,369,908	1,516,659	1,615,435	24,013,765	23,970,674
Gasoducto Atacama Chile Ltda.	4,772	4,772	4,772	81,927	77,154
Hidroeléctrica El Chocón S.A. (1)	507,513	810,026	10,069,320	9,450,309	—
Hidroinvest S.A. (1)	70,177	77,694	1,379,722	1,294,904	—
Edegel S.A.A.	95,269	37,900	41,020	609,554	608,459
Pangue S.A.	—	—	69,692	—	3,275,515

Total	7,244,775	8,268,503	108,561,701	124,968,641	27,931,802

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

13.	Goodwill and Negative Goodwill, continued:

b.
Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2000, 2001 and 2002 as follows:

	As of December 31,

Company	Amortization			Net Balance

	2000	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
C. Hidroeléctrica Cachoeira Dourada S.A. (1)	1,773,475	1,996,761	36,869,705	34,362,010	—
Edegel S.A.A.	8,564,986	9,661,331	10,294,161	68,866,610	63,083,303
Central Hidroeléctrica Betania S.A.	30,582,139	33,765,719	34,886,018	56,035,189	24,819,551
Empresa Eléctrica de Bogotá S.A.	215,999	239,138	254,803	3,826,225	3,822,287
Hidroeléctrica El Chocón S.A. (1)	—	248,147	3,613,468	3,391,331	—

Total	41,136,599	45,911,096	85,918,155	166,481,365	91,725,141

(1)
An analisis of the recoverability of goodwill and negative goodwill associated with investments outside Chile was performed in accordance with IAS No. 36 “Impairment of Assets”, following the guidance in Technical Bulletin No. 56 issued by the Chilean Association of Accountants. The results of this analysis showed that the goodwill and negative goodwill associated with investments made in Argentina and Brazil are 100% impaired due to the finding that the future discounted cash flows expected to be produced from the investees in those countries is not sufficient to offset the recovery of recorded goodwill and negative goodwill.  Endesa-Chile has recorded a charge to income a net amount of ThCh$62,151,280, which is recorded in amortization of goodwill and amortization of negative goodwill in the consolidated statement of income for the year ended December 31, 2002. The amount recorded by the Company on a consolidated basis, net of the effect of minority interests, was a net charge to income of ThCh$56,110,189.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

14.	Intangibles:

The detail of intangibles as of each year-end is as follows:

	As of December 31,			As of December 31,

	2001			2002

	Total	Accumulated Amortization	Net Balance	Total	Accumulated Amortization	Net Balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Easements	1,378,665	(310,330)	1,068,336	1,410,654	(639,638)	771,016
Water rights	18,195,406	(1,340,332)	16,855,075	18,299,404	(1,064,261)	17,235,143
Salex- fourth line Comahue	9,272,601	(1,788,137)	7,484,464	9,376,423	(1,927,376)	7,449,047
Software	580,669	—	580,669	618,703	(122,731)	495,972
Mine rights	50,461	—	50,460	50,460	—	50,460
Tolls license	—	—	—	31,321	—	31,321
Other	1,107,603	(1,023,022)	84,580	2,223,387	(1,595,234)	628,153

Total	30,585,405	(4,461,821)	26,123,584	32,010,352	(5,349,240)	26,661,112

15.	Other assets:

Other assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Bond discount	12,394,302	12,068,834
Reimburseable contributions	4,660,557	4,129,558
Deferred commissions on loans and lines of credit	15,321,724	16,342,698
Minimum tax on earnings of certain productive assets (Argentina)	4,401,120	3,362,778
Bond issuance costs	—	11,513,319
Unrealized loss on forward contracts and collars	—	22,440,336
Accounts receivable from the Chilean Ministry of Public Works	—	2,121,600
Forward contracts and swaps	3,067,592	802,544
Others	693,690	100,165

Total	40,538,985	72,881,832

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

16.	Due to banks and financial institutions:

a.	Short-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
Banco BBVA Bhif	—	—	—	—	—	5,694,731	—	5,694,731
Banco Barings	6,767,943	5,034,740	—	—	—	—	6,767,943	5,034,740
Banco Continental	6,091,898	—	—	3,688,212	—	—	6,091,898	3,688,212
Banco Crédito e Inversiones	—	—	—	—	—	2,774,034	—	2,774,034
Banco Crédito e Inversiones - Perú	—	—	9,865,663	16,272,691	—	—	9,865,663	16,272,691
Banco de Bogotá	—	—	—	3,813,663	—	—	—	3,813,663
Banco Ganadero	—	—	8,328,537	884,609	—	—	8,328,537	884,609
Banco Itau	2,729,433	2,771,686	—	—	—	—	2,729,433	2,771,686
Banco Lloyds	3,389,704	3,601,063	—	—	—	—	3,389,704	3,601,063
Banco Santander Overseas	10,119,892	—	—	—	—	—	10,119,892	—
Banco Santander	—	—	2,955,440	2,049,900	—	—	2,955,440	2,049,900
Banco Santiago	—	—	—	—	2,363,855	17,444,835	2,363,855	17,444,835
Banco Wiese	—	—	—	—	—	—	—	—
Bank Boston	3,152,303	2,213,764	—	—	—	—	3,152,303	2,213,764
BNP Paribas	—	—	—	—	—	—	—	—
Citibank	—	—	2,953,756	2,907,554	—	—	2,953,756	2,907,554
Interbank	—	—	174	—	—	—	174	—
Banco San Paolo	—	40,312,584	—	—	—	—	—	40,312,584

Total	32,251,173	53,933,837	24,103,570	29,616,629	2,363,855	25,913,600	58,718,598	109,464,066

Total principal	31,423,822	53,779,726	23,108,569	28,660,569	2,363,855	25,913,600	56,896,246	108,353,895

Weighted average annual interest rate	6.20%	5.04%	13.00%	6.20%	7.50%	6.20%	8.70%	4.23%

	As of December 31,

	2001	2002

	%	%
Percentage of debt in foreign currency:	95.97	62.53
Percentage of debt in local currency:	4.03	37.47

Total	100.00	100.00

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

16.	Due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amor Bank	4,126,325	2,175,557	—	—	—	—	4,126,325	2,175,557
Banco de Chile	—	—	—	—	17,742,450	—	17,742,450	—
Banco Estado	1,654,097	931,318	—	—	18,990,283	1,377,746	20,644,380	2,309,064
Banco Hermes	6,577,752	5,391,528	—	—	—	—	6,577,752	5,391,528
Banco Medio Crédito	4,214,536	—	—	2,019,382	—	—	4,214,536	2,019,382
Banco Santander	2,255,191	768,636	—	—	17,742,451	—	19,997,642	768,636
Banco Santander Central Hispano	401,324	110,922,308	—	—	—	—	401,324	110,922,308
Banco Santander - Opel I II	—	—	2,178,745	—	—	—	2,178,745	—
Banco San Paolo	67,508,298	—	—	—	—	—	67,508,298	—
Banesto	4,292,992	4,601,056	—	—	—	—	4,292,992	4,601,056
Bank of América	64,126,449	68,285,312	—	—	—	—	64,126,449	68,285,312
Banco Nationale París	4,626,119	11,861,505	—	—	—	—	4,626,119	11,861,505
Bank of Tokio - Mitsubishi	6,803,495	7,103,635	891,998	1,049,498	—	—	7,695,493	8,153,133
Chase Manhattan Bank	57,741,816	—	—	775,148	—	—	57,741,816	775,148
Citibank	21,449,018	22,708,978	—	—	—	—	21,449,018	22,708,978
Citibank N.Y.	776,357	383,633	—	—	—	—	776,357	383,633
Electrobras - Brasil	—	—	2,969,352	459,473	—	—	2,969,352	459,473
Banco sudamericano	559,807	—	—	—	—		559,807	—
Export Develop. Corp.	1,681,533	2,506,978	—	—	—	—	1,681,533	2,506,978
Kreditanstal Fur Weideraubau	403,235	424,774	—	—	—	—	403,235	424,774
Midland Bank	5,085,611	5,668,452	—	—	—	—	5,085,611	5,668,452
Santander Inv. Bank	5,063,018	6,349,226	—	—	—	—	5,063,018	6,349,226
Skandinaviska Enskildabnken	2,229,111	2,375,122	—	—	—	—	2,229,111	2,375,122
Birf	—	—	1,066,471	1,195,763	—	—	1,066,471	1,195,763
Societe Generale	1,740,953	1,845,522	—	—	—	—	1,740,953	1,845,522
J.P. Morgan Chase Bank	—	408,710	3,624,390	4,545,759	—	—	3,624,390	4,954,469
Corfinsura	—	55,827	—	—	—	—	—	55,827
Supervieille	—	—	—	—	—	—	—	—

Total	263,317,037	254,768,077	10,730,956	10,045,023	54,475,184	1,377,746	328,523,177	266,190,846

Total principal	258,924,146	244,208,816	10,391,410	9,764,606	52,346,090	1,377,746	321,661,646	255,351,168

Weighted average annual interest rate	6.00%	3.62%	6.16%	4.12%	7.50%	6.20%	6.27%	3.71%

	As of December 31,

	2001	2002

	%	%
Percentage of debt in foreign currency:	83.42	99.08
Percentage of debt in local currency:	16.58	0.92

Total	100.00	100.00

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

16.	Due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions:

	As of December 31, 2001		As of December 31, 2002

Financial Institution	Currency	Long-term portion	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long term portion	Annual interest rate

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	1,963,737	348,727	348,727	697,457	697,457	—	2,092,368	2.71
Banco Estado	UF	7,071,910	1,381,390	1,381,390	2,936,985	—	—	5,699,765	9.00
	US$	864,034	4,604	—	—	—	—	4,604	6.50
Banco Medio Crédito	US$	35,267,772	—	—	—	—	—	—	—
	$ Arg	—	1,843,524	1,843,521	1,843,524	6,440,033	—	11,970,602	1.75
Banco Santander	US$	708,728	—	—	—	—	—	—
Bndes -Opel I y II	Rs	524,017	—	—	—	7,435,157	—	7,435,157	9.24
Banco Santander Central His.	US$	130,840,138	—	—	—	—	—	—	—
Banesto	US$	32,850,615	3,545,818	3,545,818	7,091,636	14,183,276	—	28,366,548	4.30
Banco Nationale París	US$	73,126,544	12,551,761	12,551,761	25,103,522	22,557,742	2,575,466	75,340,252	4.35
Bank Of Tokio Mitsubishi ltda.	US$	19,413,538	6,895,050	6,895,050	—	—	—	13,790,100	2.66
	Yen	1,173,625	462,018	462,018	—	—	—	924,036	0.89
	Euros	—	122,980	122,980	—	—	—	245,960	4.13
	Other	1,408,678	438,973	438,973	—	—	—	877,946	4.81
Corfinsura	US$	—	—	—	32,609,803	—	—	32,609,803	12.38
BIRF	UP	2,056,583	1,189,530	—	—	—	—	1,189,530	5.32
J.P. Morgan Chase Bank	US$	59,424,278	—	39,523,550	17,965,250	—	—	57,488,800	8.53
	Euros	3,589,264	—	—	—	—	—	—	—
Citibank N.A.	US$	362,170,897	—	—	—	—	—	—	—
Citibank N.Y.	US$	—	359,304,764	—	—	—	—	359,304,764	2.56
Citibank	US$	52,991,219	22,584,885	11,292,443	—	—	—	33,877,328	3.88
Export Develop. Corp.	US$	14,031,089	2,030,595	2,030,595	4,061,190	7,544,269	1,974,229	17,640,878	2.90
Kreditanstal Fur Weideraubau	US$	2,398,095	393,104	393,104	786,208	589,654	—	2,162,070	4.85
Midland Bank	US$	12,525,197	—	—	—	—	—	—	—
Santander Investment	US$	9,307,185	3,664,911	—	—	—	—	3,664,911	7.25
Skandinaviska Enskildabnken	US$	8,916,338	2,375,122	2,375,122	2,375,007	—	—	7,125,251	0.65
Banco Sudamericano	US$	20,680	—	—	—	—	—	—	—
Societe Generale	US$	3,017,777	1,378,048	—	—	—	—	1,378,048	1.62

Total		835,661,938	420,515,804	83,205,052	95,470,582	59,447,588	4,549,695	663,188,721

	As of December 31,

	2001	2002

	%	%
Percentage of debt in foreign currency:	99.15	99.31
Percentage of debt in local currency:	0.85	0.69

Total	100.00	100.00

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

17.	Promissory notes:

Financial Instrument	Maturity Date	Interest Rate	As of December 31,

			2001	2002

		%	ThCh$	ThCh$
Commercial paper 1st issuance	June 10, 2003	4.84	—	3,465,944
Commercial paper 2nd issuance	September 5, 2003	4.50	—	4,101,230

Total			—	7,567,174

18.	Bonds payable:

a)	Details of the current portion of bonds payable is as follows at each year-end:

						Par Value

Instrument	Series	Currency	Face Value Outstanding	Interest Rate	Maturity Date	2001	2002

				%		ThCh$	ThCh$
Bonds Endesa	1	US$	230,000,000	7.88	02-01-2027	4,559,675	4,858,340
Bonds Endesa	2	US$	220,000,000	7.33	02-01-2037	4,528,542	4,825,168
Bonds Endesa	3	US$	200,000,000	8.13	02-01-2097	947,084	1,009,124
Bonds Endesa	1	US$	400,000,000	7.75	07-15-2008	9,582,578	10,210,249
Bonds Endesa	1	US$	400,000,000	8.50	04-01-2009	5,732,686	6,108,185
Bonds Endesa	E-1, E-2	UF	6,000,000	6.20	08-01-2006	2,557,305	2,556,325
Bonds Endesa	C2; D1, D2	UF	1,315,960	6.80	11-01-2010	2,332,264	2,448,643
Bonds Endesa	F	UF	1.500,000	6.20	08-01-2022	639,327	639,081
Bonds Pehuenche	1	US$	170,000,000	7.30	05-01-2003	1,394,954	123,650,025
Bonds Edegel	1	US$	30,000,000	8.75	06-13-2007	139,657	148,805
Bonds Edegel	2	US$	30,000,000	8.41	02-14-2007	648,384	690,620
Bonds Edegel	3	US$	30,000,000	8.75	06-03-2006	91,499	97,493
Bonds Edegel	4	US$	20,000,000	8.44	11-21-2005	123,910	135,327
Bonds Edegel	5 A	Soles	10,000,000	11.50	02-22-2004	280,254	7,450,131
Bonds Edegel	5 B	Soles	30,000,000	6.00	02-22-2004	—	130,879
Bonds Emgesa	A-1	$ Col.	15,000,006	13.95	07-09-2006	108,833	1,295,959
Bonds Emgesa	B-3	$ Col.	31,525,018	14.79	02-08-2003	9,461,897	10,162,475
Bonds Emgesa	B-5	$ Col.	12,750,006	14.95	10-09-2004	119,042	74,909
Bonds Emgesa	B-7	$ Col.	19,500,010	15.27	10-09-2006	186,358	118,162
Bonds Emgesa	B-10	$ Col.	229,815,122	15.60	10-09-2009	2,247,058	1,435,070
Bonds Emgesa	C-10	$ Col.	19,777,918	10.25	10-09-2009	136,358	43,693
Bonds Emgesa	C-10	$ Col.	1,245,298	9.88	10-10-2010	—	80,679
Bonds Emgesa	B-10 2nd issue	$ Col.	273,130	15.78	11-11-2009	336,523	220,970
Bonds Emgesa	A-5	$ Col.	172,858	8.35	07-12-2006	228,550	70,046
Eurobonds Endesa-Chile Internacional	1	Euro	400,000,000	3.34	07-24-2003	2,061,700	303,740,866
Bonds Endesa-Chile Internacional	1	US$	150,000,000	7.20	04-01-2006	—	1,940,247
Bonds Autopista del Sol S.A.	A-1	UF	3,446,160	5.80	01-01-2018	—	1,632,119
Bonds Autopista del Sol S.A.	A-2	UF	861,540	5.80	01-01-2018	—	408,030
Bonds Autopista del Sol S.A.	B-1	UF	964,372	5.80	01-01-2018	—	486,834
Bonds Endesa-Chile Internacional	C	US$	150,000,000	7.20	04-01-2006	1,820,971	—
Bonds Emgesa	B-1	$ Col.	85,000,000	15.80	07-01-2006	1,721,866	—
Bonds Autopista del Sol S.A.	B-2	UF	243,578	5.80	01-01-2018	—	122,963

Total						51,987,275	486,791,417

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

b)	Details of the long-term portion of bonds payable is as follows at each year-end:

Instrument	Series	Currency	Face Value Outstanding	Interest Rate	Maturity Date	Par Value

						2001	2002

				%		ThCh$	ThCh$
Bonds Endesa	1	US$	230,000,000	7.88	02-01-27	138,853,085	147,948,145
Bonds Endesa	2	US$	220,000,000	7.33	02-01-37	148,375,414	158,094,200
Bonds Endesa	3	US$	200,000,000	8.13	02-01-97	27,257,913	29,043,342
Bonds Endesa	1	US$	400,000,000	7.75	07-15-08	269,773,480	287,444,000
Bonds Endesa	1	US$	400,000,000	8.50	04-01-09	269,773,480	287,444,000
Bonds Endesa	E-1, E-2	UF	6,000,000	6.20	08-01-06	100,503,239	100,464,720
Bonds Endesa	C2; D1, D2	UF	1,439,153	6.80	01-11-10	22,043,038	19,831,566
Bonds Endesa	F	UF	1,500,000	6.20	08-01-22	25,125,810	25,116,180
Bonds Pehuenche	1	US$	170,000,000	7.30	05-01-03	114,653,729	—
Bonds Edegel	1	US$	30,000,000	8.75	06-13-07	20,233,011	21,558,300
Bonds Edegel	2	US$	30,000,000	8.41	02-14-07	20,233,011	21,558,300
Bonds Edegel	3	US$	30,000,000	8.75	06-03-06	20,233,011	21,558,300
Bonds Edegel	4	US$	20,000,000	8.44	11-21-05	13,488,674	14,372,200
Bonds Edegel	5	Soles	10,000,000	11.54	08-22-03	6,854,001	—
Bonds Edegel	5 B	Soles	30,000,000	6.00	02-22-04	—	6,134,974
Bonds Emgesa	A-1	$ Col.	15,000,006	13.43	07-09-06	4,415,413	3,762,632
Bonds Emgesa	B-1	$ Col.	85,000,000	15.75	07-01-06	25,020,672	21,321,580
Bonds Emgesa	B-5	$ Col.	12,750,006	14.95	10-09-04	3,753,101	3,198,237
Bonds Emgesa	B-7	$ Col.	19,500,010	15.27	10-09-06	5,740,037	4,891,422
Bonds Emgesa	B-10	$ Col.	229,825,122	15.60	10-09-09	67,651,483	57,649,691
Bonds Emgesa	C-10	$ Col.	19,777,918	10.25	10-09-09	5,821,842	5,279,069
Bonds Emgesa	B-10 2nd issue	$ Col.	60,000,031	15.78	11-08-09	17,661,651	15,050,527
Bonds Autopista del Sol S.A.	A-1	UF	3,446,160	5.80	01-15-18	—	57,702,917
Bonds Autopista del Sol S.A.	A-2	UF	861,540	5.80	01-15-18	—	14,425,729
Bonds Autopista del Sol S.A.	B-1	UF	964,372	5.80	01-15-18	—	16,147,555
Bonds Autopista del Sol S.A.	B-2	UF	243,578	5.80	01-15-18	—	4,078,505
Eurobonds Endesa-Chile Internacional	1	Euro	400,000,000	3.34	07-24-03	236,481,576	—
Bonds Endesa-Chile Internacional	1	US$	150,000,000	7.20	04-01-06	101,165,055	107,791,500

Total						1,665,111,726	1,451,867,591

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

i)	Endesa-Chile (Individual legal entity):

I)	The Company made four public offerings of bonds in the local market on the following dates:

•
On September 12, 1988, the Company registered in the Securities Register of the Chilean Superintendency of Securities and Insurance, under No. 105, the first issuance of bonds in the amount of UF 5,000,000, which was issued prior to the end of the year ending December 31, 1988; and it has been paid in full on September 1, 2000.

•	On August 24, 1989, the second issuance of bonds was registered under No. 111, amounting to UF 6,000,000, and was fully placed as of December 31, 1990; it has been paid in full on October 1, 2001.

•
On December 7, 1990, the third bond issuance was registered under No. 131 in the amount of UF 4,000,000.  Of this issuance the amount of UF 2,030,000 has been placed as of December 31, 1997.  The balance of UF 1,970,000 has been cancelled due to the expiration of the placement period.

•	On August 9, 2001, the fourth bond issuance was registered under No. 264 in the amount of UF 7,500,000, and was fully placed as of December 31, 2001.

Risk ratings of the bonds issued are as follows as of the date of these financial statements:

Rating Entity	Category

Comisión Clasificadora de Riesgo	AA
Fitch IBCA Chile Clasificadora de Riesgo Ltda.	AA
Clasificadora de Riesgo Humphreys Ltda	AA

ISSUANCE TERMS

Third Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Four million Unidades de Fomento (UF 4,000,000) divided into:
- Series C-1: 120 bonds at UF 10,000 each
- Series C-2: 800 bonds at UF 1,000 each
- Series D-1: 120 bonds at UF 10,000 each
- Series D-2: 800 bonds at UF 1,000 each
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series C-1 and C-2: 15 years (5-year grace period and 10 years to amortize capital)
Series D-1 and D-2: 20 years (5-year grace period and 15 years to amortize capital)
Capital amortization	Series C-1 and C-2: 20 consecutive installments payable semi-anually, starting April 1, 1996. Amortization installments will increase with time.
Series D-1 and D-2: 30 consecutive installments payable semi-anually, starting May 1, 1996. Amortization installments will increase with time.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

Early Redemption	At the issuers option, starting May 1, 1996 and only on the interest payment and amortization dates.

Nominal interest rate	6.8% annually, compounded and on semi-annually outstanding capital, readjusted by the value of the Unidad de Fomento. The applicable interest rate will be equal to 3.34409%.

Interest Payments
Interest will be paid semi-anually each May 1 and November 1, starting May 1, 1991. Accrued interest at the end of the period amounts to ThCh$245,619 (ThCh$268,716 in 2001), and is shown under current liabilities.

Guarantee	There is no specific guarantee, however there is a general guarantee over the issuer’s assets
Placement period	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Fourth Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Seven and a half million (UF 7,500,000) divided into (1):
Series E-1: 1,500 bonds at UF 1,000 each.
Series E-2: 600 bonds at UF 10,000 each.
Series F: 200 bonds at UF 10,000 each.

Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.
Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.
Placement period	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.
Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer’s assets.
Interest payments
Interest wil be paid semi-annually each August 1 and February 1, starting August 1, 2001.  Accrued interest at the end of the period amounted to ThCh$3,195,406 (ThCh$3,196,631 in 2001) and is presented under current liabilities.

(1)	The Company holds a currency swap that swaps UF payments to US dollars, and which has a fair value of ThCh$ 2,192,610 as of December 31, and is included in long-term miscellaneous payables.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

II)	The Company has issued and placed three public offerings of bonds in the international market as follows:

Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category

Standard & Poor´s	BBB
Moodys Investors Services	Baa3
Fitch	BBB+

First Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Indexation	Variation in the US Dollar
Capital Amortization	Series 1 full expiration on February 1, 2027
Series 2 full expiration on February 1, 2037 (Put Option on February 1, period 2009, on which date the holders may redeem 100% of the securities plus accrued interest).
Series 3 full expiration on February 1, 2097.

Nominal interest rate	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually

Interest Payments
Interest will be paid semi-anually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of the year-end amounts to ThCh$15,114,018 (ThCh$14,184,888 in 2001), which is shown under current liabilities.

Second Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on July 15, 2008
Nominal interest rate	Series 1: 7.75% annually
Interest Payments
Interest will be paid semi-anually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of the year-end amounts to ThCh$10,210,249 (ThCh$9,582,578 in 2001), which is shown under current liabilities.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

Third Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on April 1, 2009
Nominal interest rate	Series 1: 8.502% annually
Interest Payments
Interest will be paid semi-anually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of the year-end amounts to ThCh$6,108,185 (ThCh$6,732,686 in 2001), which is shown under current liabilities.

Repurchase of Yankee Bonds

During November 2001, the company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

- Series 1: US$230,000,000; 30 years term with maturity in 2027.
- Series 3: US$200,000,000; 100 years term with maturity in 2097.

The offer expired November 21, 2001, and the company repurchased a total of US$24,119,000 and US$159,584,000 of Series 1 and 3 bonds, respectively, with accrued interest, at prices of US$21,324,000 and US$134,828,000 for Series 1 and 3, respectively, generating a financial gain of US$27,551,000 (ThCh$18,581,792) which is included in “Other non-operating income” (see Note 22(a)).

ii)	Subsidiaries of Endesa-Chile

I)	Endesa-Chile Internacional

a)  Endesa-Chile Internacional issued Yankee Bonds on April 1, 1996.

The risk rating of these bonds is as follows as of the date of these financial statements:

Rating Entity	Category

Standard & Poor’s	BBB
Moodys Investors Services	Baa3

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

ISSUANCE TERMS

First Issuance

Issuer	Endesa-Chile Internacional
Securities issued	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	One hundred and fifty million Dollars (US$150,000,000)
Readjustment	Variation in the US Dollar
Capital amortization	Full expiration as of April 1, 2006
Nominal interest rate	7.2% annually until expiration
Interest Payments	Interest will be paid semi-annually, starting October 1, 1996. Accrued interest as of the period end amounts to ThCh$1,940,247 (ThCh$1,820,971 in 2001) and is shown under current liabilities.

Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first registration of Eurobonds (European Medium Term Note Programme) was registered in England, for a total of 1,000 million Euros.

ISSUANCE TERMS

First Registration

Securities registered	1,000 million Euros
Issuance Value	Euros 400,000,000 (1)
Capital amortization	Principal due July 24, 2003
Nominal interest rate	Euribor + 0.80%
Interest Payments	Interest is to be paid quarterly, beginning on October 24, 2000. Accrued interest as of December 31, 2002 amounts to ThCh$2,310,497 (ThCh$2,061,701 in 2001) and is presented in current liabilities.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

(1)   Through a cross-currency swap, the company has elected to change the debt from Euros to US dollars.

II)	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

First Issuance

Issuer	Empresa Eléctrica Pehuenche S.A.
Securities issued	Marketable securities denominated in US$.
Issuance Value	One hundred and seventy million US Dollars (US$170,000,000)
Capital amortization	Full expiration as of May 1, 2003
Nominal interest rate	7.3% annually upon expiration
Interest Payments	Interest will be paid semi-anually, starting November 1, 1996. Accrued interest as of the period end amounts to ThCh$1,486,325(ThCh$1,394,954 in 2001) and is shown under Other Current Liabilities.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18.	Bonds payable, continued:

III)
Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000 and August 22, 2001 (of this last issuance, series B was placed on February 2, 2002) as per the following:

First Issuance

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US$ (120,000 bonds).
Issuance Value	One hundred and twenty million US dollars (US$ 120,000,000)
Capital amortization	Full expiration as of June 3, 2007, February 14, 2007, June 03, 2006, November 21, 2005 and February 22, 2004, respectively.
Nominal interest rate	8.75%, 8.41%, 8.75%, 8.44%, 11.5% and 6.0% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of the year-end amounts to ThCh$1,367,515 (ThCh$1,283,703 in 2001) and is shown under Other Current Liabilities.

IV)	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 as per the following:

First Issuance

Issuer	Emegesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	$Col 530,000,000,000
Capital amortization
Full expiration as of 2002, 2007, 2009, 2010, 2006, 2006 and 2002 for $Col 1,525,000;
$Col 81,407,744; $Col 19,500,000; $Col 297,567,256; $Col 15,000,000; $Col 85,000,000 and
$Col 30,000,000 respectively.

Nominal interest rate	15.5% annual average rate
Interest Payments	Interest will be paid quarterly and annuallly. Accrued interest as of the period end amounts to ThCh$5,385,981 (ThCh$5,715,660 in 2001) and is shown under current liabilities.

V)	Sociedad Concesionaria Autopista del Sol S.A. issued bonds on March 8, 2002 as per the following:

First Issuance

Issuer	Sociedad Concesionaria Autopista del Sol S.A.
Securities issued	Bearer bonds in local currency, denominated in UF
Issuance Value	U.F. 5.540.000, divided into:
Serie A-1 U.F 3,460,000
Serie A-2 U.F. 865,000
Serie B-1 U.F. 970,000
Serie B-2 U.F. 245,000
Readjustment	Variation in the U.F.
Amortization period	16 years
Capital amortization	Every six months.
Nominal interest rate	5.8% annually, composed semi-annuallly and effective over capital outstanding readjusted by the value of the U.F. The interest rate to be applied semi-annually will be 2.8591%
Interest Payments	Accrued interest as of year-end amounts to ThCh$2,427,752 and is recorded in current liabilities.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

19.	Accrued expenses:

a.	The accrued expenses included in short-term and long-term liabilities as of each year-end are as follows:

	Short-term		Long-term

	As of December 31,		As of December 31,

	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$
Employee salaries	5,945,699	7,760,239	—	—
Provision for contingences, lawsuits, and others	11,209,813	8,325,782	143,903	1,135,016
Chilean Ministry of Public Works annual cost	6,866,508	3,295,779	—	—
Provisional tax payments and other	—	—	10,659,030	7,000,596
Post retirement benefits	1,238,728	822,430	1,498,731	2,595,018
Employee severance indemnities (1)	286,423	141,063	2,158,154	2,633,641
Pensions and post-Retirement benefits of foreign subsidiaries	—	—	16,984,432	23,830,502
Highway construction costs	—	1,188,569	—	1,844,926
Provision for purchases of energy and power	2,140,720	13,847,798	—	—
Others	3,220,179	3,143,308	—	174,805

Total	30,908,070	38,524,968	31,444,250	39,214,504

(1)	Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2. Analalysis of the changes in the accrual in each year is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Opening balance as of January 1	2,206,744	2,133,826
Increase in accrual	359,317	634,325
Transfers to short-term accrual	(276,711)	82,969
Payments during the year	(131,196)	(217,479)

Total	2,158,154	2,633,641

b.	Accounts payable:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Suppliers and services	45,883,958	40,226,082
Materials purchases	8,390,629	8,343,170
Energy purchases and other	16,126,410	16,947,030
Fuel and transportation	4,932,471	969,405
Others	1,940,357	200,967

Total	77,273,825	66,686,654

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

20.	Minority interest:

a.	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2001			As of December 31, 2002

Company	Equity	Participation	Total	Equity	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,296,795	0.05	12,648	25,213,021	0.05	12,607
Capital de Energía S.A.	534,797,609	49.10	262,585,626	566,223,719	49.10	278,015,846
Central Hidroeléctrica Betania S.A.	494,429,051	14.38	71,088,020	519,458,738	14.38	74,686,738
Central Cachoeira Dourada	499,191,115	0.49	2,452,676	486,715,435	0.41	1,982,200
Central Costanera S.A.	137,706,613	48.07	66,192,075	171,461,783	48.07	82,417,327
Cía. Eléctrica San Isidro S.A.	30,362,233	50.00	15,181,116	34,217,794	50.00	17,108,897
Edegel S.A.A.	661,672,319	36.44	241,138,499	680,564,639	36.44	248,023,616
Emgesa S.A.	919,463,877	51.52	473,679,287	963,653,136	51.52	496,444,223
Empresa Eléctrica Pangue S.A.	59,573,673	7.52	4,479,940	74,436,633	5.01	3,729,275
Endesa Argentina S.A.	30,646,605	0.01	3,064	21,798,627	0.01	2,180
Generandes Perú S.A.	351,973,200	40.37	142,088,131	369,454,446	40.37	149,145,139
Hidroeléctrica El Chocón S.A.	237,400,257	34.81	82,639,029	227,177,787	34.81	79,080,588
Hidroinvest S.A.	111,674,081	30.07	33,580,396	92,470,425	30.07	27,805,857
Inecsa 2000 S.A.	25,510,699	2.68	683,687	25,412,375	2.68	681,052
Infraestructura 2000 S.A.	63,589,515	40.00	25,435,806	64,002,478	40.00	25,600,991
Ingendesa S.A.	2,480,040	2.36	58,591	2,266,772	2.36	53,552
Pehuenche S.A.	177,950,062	6.34	11,282,035	182,901,476	7.35	13,443,258
Túnel El Melón S.A.	(1,313,139)	0.05	(656)	(4,230,882)	0.05	(2,115)

Total			1,432,579,970			1,498,231,231

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

20.	Minority interest, continued:

b.	Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year-end is as follows:

	Year-ended December 31, 2000			Year-ended December 31, 2001			Year-ended December 31, 2002

Company	Net Income	Participation	Total	Net Income	Participation	Total	Net Income	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores	139,949	0.05	70	45,093	0.05	23	(83,773)	0.05	(42)
Capital de Energía S.A.	20,837,378	49.00	10,210,316	8,602,334	49.10	4,223,747	23,671,013	49.1	11,622,467
Central Hidroeléctrica Betania S.A.	(6,921,376)	14.38	(995,142)	(8,666,017)	14.38	(1,245,983)	(7,354,973)	14.38	(1,057,483)
Central Cachoeira Dourada	24,007,006	1.16	279,281	25,841,820	0.49	126,969	(35,501,840)	0.41	(144,585)
Central Costanera S.A.	16,524,363	48.32	7,984,571	(11,567,900)	48.07	(5,560,396)	24,735,275	48.07	11,889,619
Central Buenos Aires S.A	978,864	22.17	217,014	—	—	—	—	—	—
Cía. Eléctrica San Isidro S.A.	2,476,112	50.00	1,238,057	(101,281)	50.00	(50,641)	5,250,225	50	2,625,113
Edegel S.A.A.	33,815,692	30.16	10,197,629	28,636,179	36.44	10,436,112	4,554,496	36.44	1,659,831
Emgesa S.A.	37,682,800	51.52	19,412,352	18,796,538	51.52	9,683,394	56,168,714	51.52	28,936,380
Empresa Eléctrica Pangue S.A.	(2,073,199)	7.52	(155,905)	6,568,538	7.52	493,954	18,850,842	5.01	944,427
Endesa Argentina S.A.	3,695,025	0.01	370	(10,823,293)	0.01	(1,083)	(10,781,159)	0.01	(1,078)
Generandes Perú S.A.	35,191,253	45.74	16,095,423	27,929,472	40.37	11,274,854	13,105,328	40.37	5,290,492
Hidroeléctrica El Chocón S.A.	10,022,417	34.81	3,488,804	8,929,943	34.81	3,108,513	(25,772,502)	34.81	(8,971,408)
Hidroinvest S.A.	2,916,610	30.07	877,024	2,636,004	30.07	792,647	(26,502,276)	30.07	(7,969,235)
Inecsa 2000 S.A.	101,580	2.68	2,722	32,301	2.68	865	(98,323)	2.68	(2,635)
Infraestructura 2000 S.A.	450,056	40.00	180,022	996,272	40.00	398,509	412,963	40	165,185
Ingendesa S.A.	931,578	2.36	22,008	873,679	2.36	20,640	923,250	2.36	21,812
Pehuenche S.A.	(6,344,120)	7.45	(472,637)	4,963,596	6.34	314,692	20,012,133	7.35	1,470,892
Túnel El Melón S.A.	(2,135,999)	0.05	(1,067)	(1,932,383)	0.05	(966)	(2,917,743)	0.05	(1,459)

Total			68,580,912			34,015,850			46,478,294

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

21.	Shareholders’ equity:

a.	Dividends

In accordance with law 18.046, the Company must declare a minimun dividend of 30% of net income for the year.  The Company paid dividends to shareholders during 2001 and 2002 related to the results of operations during 2000 and 2001, as follows:

Payment date	Historical value	Type of dividend	Year Related to

	Ch$ per share
April 2001	0.96000	Final	2000
April 2002	0.94000	Final	2001

b.	Number of shares

As of each years ended December 31, 2000, 2001, and 2002, the number of shares authorized, subscribed, and paid for was 8,201,754,580, all having voting rights.

c.	Subscribed and paid capital

Subscribed and paid capital as of the years ended December 31, 2001, and 2002 amounted to ThCh$1,039,795,887.

d.	Net losses from operations and accumulated net earnings (losses) of development-stage subsidiaries are as follows:

	As of December 31, 2002

	Net Earnings (Losses)

Company	During the period	Accumulated

	ThCh$	ThCh$
Compañía Eléctrica Taltal Ltda.	—	244,030
Infraestructura 2000 S.A.	—	578,937
Gas Atacama Generación Ltda.	—	1,352,344
Ingendesa (Brazil)	2,418	(77,200)
Enigesa S.A. (Brazil)	31	(1,071)
Cía. Eléctrica Conosur S.A. (Argentina)	(7,970,605)	(7,970,605)

Total	(7,968,156)	(5,873,565)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

21.	Shareholders’ equity, continued:

e.	Other reserves

Other reserves are composed of the following as of December 31, of each year:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Accumulated surplus (deficit) of development-stage subsidiaries	2,163,390	2,094,591	(5,873,565)
Accumulated capital revaluation	1,651,325	1,651,325	1,651,325
Revaluation of fixed assets under Decree Law No. 4 (see Note 2)	1,132,153	1,132,153	1,132,153
Other revaluations	73,673	73,673	73,673
Reserve for technical revaluation of fixed assets (Circulars 550 and 566)	28,321,747	28,321,747	28,321,747
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	23,816,458	23,816,458	23,816,458
Equity adjustment of unconsolidated subsidiaries	(322,706)	(322,706)	(322,706)
Accumulated foreign currency translation adjustments (1)	7,339,472	19,228,129	28,542,166
Reduction of capital in foreign subisiaries	—	(6,011,221)	(6,011,221)

Total	62,012,123	69,984,148	71,330,030

(1)
The detail of the cumulative translation adjustment for foreign currency gains and losses on assets and liabilities and net investments measured in currencies other than the Chilean peso as of the year ended December 31, 2000, 2001 and 2002 are as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Endesa-Chile equity method investments	3,201,867	12,054,909	17,779,585
Endesa Argentina	2,348,583	5,635,752	7,566,681
Endesa-Chile Internacional	916,502	262,247	1,628,226
Distrilec Inversora S.A	188,616	403,501	525,526
Endesa Colombia S.A.	683,904	877,497	1,052,188
Ingendesa Do Brasil Ltda.	—	(5,777)	(10,040)

Total	7,339,472	19,228,129	28,542,166

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

22.	Other income and expenses:

a.	The detail of other non-operating income in each year is as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Effect of application of BT 64	19,415,643	4,896,793	73,053,174
Gain on sale of fixed assets	63,443,149	5,337,344	2,588,799
Energy and power contract settlement	8,334,081	6,487,154	12,496,885
Incorporation of fourth line Camahue	13,032,224	411,352	337,450
Dividends Empresa Eléctrica de Bogotá	4,880,465	2,696,273	5,180,763
Aranceles customs	2,335,015	—	—
Penalties charged to contractors and suppliers	2,302,686	—	—
Gain on sale of Transelec	142,189,112	—	—
Sale of materiales	193,722	—	—
Indemnities and commissions	5,149,479	—	636,164
Generator security foundation	—	—	2,122,012
Price adjustment on sale of Transelec shares	—	3,163,324	—
Gain on repurchase of bonds	—	18,581,792	—
Adjustment for Colombian equity method investments	—	3,254,890	—
Recoverable taxes		6,638,156
Other	11,512,019	4,349,937	6,069,197

Total	272,787,595	55,817,015	102,484,444

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

22.	Other income and expenses, continued:

b.	Other non-operating expenses in each year are as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Amortization of bond discount	1,134,310	906,582	5,346,724
Effect of application of BT 64	—	24,012,082	17,956,295
Loss on sale of fixed assets	1,383,007	629,486	1,880,966
Loss on sale of marketable securities	669,295	—	—
Retirement benefits and severance indemnities	1,976,442	785,247	1,516,543
Board of directors compensation	167,655	226,736	217,321
Amortization of syndicated loan costs	24,611,617	—	—
Contingencies and litigation	2,186,196	4,823,922	12,086,032
Provision stamp tax	2,316,886	—	—
Intangible amortization and other deferred expenses	1,629,220	399,266	1,432,398
Energy and power settlement	9,781,368	9,114,857	17,447,275
Internal Revenue Service fines and other	—	5,236,744	90,642
Income recovery	—	1,454,685	1,399,562
Additional costs Laguna Maule	1,667,087	—	—
Provision for recoverability construction in progress	—	—	46,311,933
Other taxes	—	—	8,614,556
Charge Los Pelambres	—	1,283,943	—
Charge Central Los Robles y Fundo Huinay	3,686,792	—	—
Tax adjustments	1,810,354	3,787,493	—
Energy studies	1,626,091	—	—
Indemnity Unelco	—	516,679	—
Turbine relocation	—	476,610	—
Other	6,435,953	4,846,324	7,619,712

Total	61,082,273	58,500,656	121,919,959

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

23.	Price-Level Restatement:

The gain (loss) from price-level restatement as of each year-end is as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Assets
Current assets	14,361,361	6,446,911	4,200,011
Accounts receivable from subsidiaries	10,390,053	4,652,428	5,032,682
Fixed assets	85,883,506	56,882,632	58,835,586
Investment in subsidiaries	7,879,339	4,809,964	2,675,060
Amortization of goodwill and negative goodwill	(6,141,676)	(2,761,222)	(1,091,345)
Other assets	10,528,587	4,720,688	4,035,446

Net gain from asset accounts	122,901,170	74,751,401	73,687,440

Liabilities and Shareholders’ equity
Shareholders’ equity	(56,619,079)	(41,205,764)	(41,901,218)
Current and long-term liabilities	(73,730,488)	(33,471,288)	(32,379,223)
Minority interest	14,372,573	6,517,278	6,650,828
Accounts payable to subsidiaries	(8,038,897)	(3,638,671)	(575,875)

Net loss from liabilities and shareholders’ equity accounts	(124,015,891)	(71,798,445)	(68,205,488)

Net gain (loss) from price-level restatement of balance	(1,114,721)	2,952,956	5,481,952
Net gain (loss) from price-level restatement of income statement	2,030,366	1,385,276	(1,485,470)

Net gain from price-level restatement in income	915,645	4,338,232	3,996,482

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

24.	Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each year-end is as follows:

Assets

	As of December 31,

Current assets	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Cash	US$	14,098	736,958	2,737,474
	Other	—	—	(13,690)
Time deposits	US$	127,149	76,107	(61,483)
	Other	—		(31,054)
Marketable securities	US$	3,663,403	11,797,767	6,855,639
Accounts receivable, net	US$	25,951	—	255,411
Other accounts receivable, net	US$	484	1,057,978	787,849
	Other	35,111	85,106	42,536
Prepaid expenses	US$		168,986	29,442
Other current assets	US$	156,908	11,179,479	15,036,272
	Other	—	34,822	7,967
Amounts due from related companies	US$	—	—	11,084,341
Non-current assets
Long-term receivables	US$	—	940,686	1,177,056
	UC	1,569	277,166	202,009
Amounts due from related companies	US$	4,632,812	17,033,254	(42,757)
Deferred expenses	US$	1,044,069	246,859	228,059
Other Assets	US$	21,679,267	33,042,531	13,817,006
Forward contracts	US$	28,122,985	36,011,211	16,037,562

Total (loss) gain		59,503,801	112,688,910	68,149,639

Liabilities

	As of December 31,

Current liabilities	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$

Short-term debt due to banks and financial institutions	US$	—	(732,039)	(2,120,850)
Current portion of long-term debt due to banks and financial institutions	US$	(1,122,365)	(2,816,039)	(1,790,634)
		¥13,156	26,250	(71,707)
	Euro	(259,151)	—	(26,128)
	UP	—	(63,570)	—
	Other	—	—	(242,103)
Current portion of bonds payable	US$	(747,853)	(2,707,032)	(2,524,350)
Current portion of long-term notes payable	US$	(479,233)	(1,426,092)	(856,727)
	Other	—	19,127	—
Amounts payable to related companies	US$	(1,060,620)	(3,346,391)	267,753
Dividends payable	Other	—	—	—
Accrued expenses	US$	(3,441)	(20,350)	2,731
Accounts payable	US$	—	—	(15,467)
	Other	—	—	14,704
Miscellaneous payables	US$	(225,838)	(254,413)	(380,194)
Other current liabilities	US$	—	—	2,597
Long-term liabilities
Due to banks and financial institutions	US$	(12,887,599)	(34,301,102)	(20,487,665)
		¥30,364	22,840	(180,770)
	Euro	—	—	(60,487)
		£—	—	—
	UP	—	(246,923)	(368,719)
Bonds payable	US$	(29,451,208)	(51,863,271)	(30,609,405)
Long-term notes payables	US$	(2,236,806)	(6,734,909)	(2,814,082)
Accounts payable	US$	(223,869)	(995,614)	358,233
Other long-term liabilities	US$	(15,495,488)	(21,754,222)	(6,687,384)
Amounts payable to related companies	US$	—	—	—

Total (loss) gain		(64,149,950)	(127,193,750)	(68,590,654)

Net charges to income		(4,646,149)	(14,504,840)	(441,015)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

25.	Bond issuance costs:

The costs related to the registration and issuance of bonds of Endesa-Chile incurred during the years ended December 31, 2000, 2001 and 2002 are as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Stamp taxes	—	1,502,997	1,448,819
Commissions	—	213,711	748,114
Consulting fees	—	—	1,708,333
Insurance	—	—	7,235,513

Total	—	1,716,708	11,140,779

Bond issuance costs are included in Other Assets and are amortized over the life of the bonds.  The amortization period for the Series B-1 is 8 years, Series B-2 and Series F is 21 years, and Series E-1 and E-2 is 6 years, respectively.

26.	Extraordinary loss:

The Company recognized a minimal capital tax of 1.2% over the equity of its Colombian subsidiaries, Central Hidroeléctrica de Betania S.A., Capital de Energía S.A. and Emgesa S.A., in accordance with Decree No. 1949 of August 29, 2002 of the Republic of Colombia. This tax is assessed to provide democratic security in Colombia. As of December 31, 2002, the detail of this tax by subsidiary is as follows:

Year ended December 31, 2002

Company	ThCh$
Central Hidroeléctrica de Betania S.A.	2,025,115
Capital de Energía S.A.	67,124
Emgesa S.A.	8,837,853

Total	10,930,092

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

27.	Financial derivatives:

As of December 31, 2002 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk according to the following detail:

						As of December 31, 2002

Type (1)	Nominal Amount	Period of Maturity	Item	Sales/ Purch.	Hedged Item	Initial Hedged Amount	Closing Hedged Amount

	US$					ThCh$	ThCh$
FR	108,000,000	IV Quarter 03	Exchange rate	P	Bank Obligations	78,783,930	78,783,930
FR	154,600,000	II Quarter 03	Exchange rate	P	Bank Obligations/ Yankee Bonds/Others	111,096,962	111,096,962
FR	68,400,000	II Quarter 03	Exchange rate	P	Bank Obligations	49,153,068	49,153,068
S	6,668,000	IV Quarter 03	Interest rate and currency	P	Bank Obligations	4,545,759	4,545,759
S	144,470,000	III Quarter 06	Interest rate and currency	P	Bonds	103,021,045	103,021,045
S	50,000,000	III Quarter 06	Interest rate and currency	S	Bonds	(35,529,359)	(35,529,359)
S	100,000,000	I Quarter 03	Interest rate	S/P	Bonds	71,861,000	71,861,000
EO	50,000,000	II Quarter 04	Interest rate	S/P	Bank Obligations	35,930,500	35,930,500
S	381,200,000	III Quarter 03	Exchange rate	S/P	Bonds	273,934,132	273,934,132
EO	125,000,000	III Quarter 04	Interest rate	S/P	Bank Obligations	89,826,250	89,826,250
EO	100,000,000	I Quarter 06	Interest rate	S/P	Bank Obligations	71,861,000	71,861,000
EO	250,000,000	II Quarter 06	Interest rate	S/P	Bank Obligations	179,652,500	179,652,500
FR	8,000,000	I Quarter 03	Exchange rate	P	U.S. Dollar Loan	5,748,880	5,748,880
S	19,600,000	II Quarter 05	Interest rate	P	U.S. Dollar Loan	14,084,756	14,084,756
FR	7,000,000	I Quarter 03	Exchange rate	P	U.S. Dollar Account Payable	5,030,270	5,030,270
FR	15,000,000	II Quarter 03	Exchange rate	P	U.S. Dollar Account Payable	10,779,150	10,779,150
S	95,000,000	II Quarter 03	Exchange rate	P	Yen Loan	61,703,496	68,267,950

(1)	Fr = Forward, EO = European Option, S = Swap

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies:

The detail of guaranties granted by the Company and its subsidiaries as of December 31, 2002 is the following:

Direct guarantees held by third parties:

		As of December 31, 2002

		Guarantee Released

Guarantee	Subsidiary	Under 1 year	1 to 3 years	Over 3 years	Total

		ThCh$	ThCh$	ThCh$	ThCh$
Chilean Ministry of Public Works	Autopista del Sol	—	—	654,208	654,208
Banco del Estado de Chile	Pehuenche S.A.	—	935,922	—	935,922
Chilean Customs Director	Pehuenche S.A.	—	—	49,584	49,584
Chilean Customs Director	Pangue S.A.	—	64,675	—	64,675
Various creditors	Pangue S.A.	3,811,708	7,623,416	8,796,370	20,231,494
Mitsubishi Corp.	San Isidro S.A.	—	—	71,509,333	71,509,333
Chilean Ministry of Public Works	Autop. Los Libertadores	2,632,804	—	—	2,632,804

Total		6,444,512	8,624,013	81,009,495	96,078,020

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Indirect guarantees held by third parties:

		As of December 31, 2002

		Guarantee Released

Guarantee	Subsidiary	Under 1 year	1 to 3 years	Over 3 years	Total

		ThCh$	ThCh$	ThCh$	ThCh$
Citibank N.A.	Endesa-Chile International	—	359,688,633	—	359,688,633
Midland Bank (BSCH)	Endesa-Chile International	5,668,452	—	—	5,668,452
Banco Santander Central Hispano	Endesa-Chile International	110,922,308	—	—	110,922,308
J.P. Morgan & Co. and C.S.F.B.	Endesa-Chile International	—	—	109,731,747	109,731,747
BNP	Endesa-Chile International	151,870,433	—	—	151,870,433
BBVA	Endesa-Chile International	151,870,433	—	—	151,870,433
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	—	—	49,098,687	49,098,687
Banco Santander	Cía. Eléctrica Tarapacá S.A.	768,635	—	—	768,635
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	—	—	32,967,603	32,967,603
ABN Bank	Cía. Eléctrica Tarapacá S.A.	—	4,267,923	—	4,267,923
Chase Manhattan Bank	Endesa de Colombia S.A.	205,521,266	—	—	205,521,266
Banco Santander – Chile	Cia. Eléctrica Conosur S.A.	—	—	137,655,836	137,655,836

Total		626,621,527	363,956,556	329,453,873	1,320,031,956

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Litigation and other legal actions:

The Company is party to various lawsuits arising in the ordinary course of its business.  Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows, although no assurance can be given to such effect.  Accordingly, the Company has established a provision for these lawsuits, which Management considers to be adequate.

Endesa-Chile (Individual Legal Entity)

There are pending lawsuits that have been filed against Endesa-Chile for which the corresponding defenses have been filed, which altogether amount to approximately ThCh$2,242,254 and ThCh$1,895,083 as of December 31, 2001 and 2002, respectively.

i.	Court : Supreme Court of Argentina
Process number : 2753-4000/97
Cause : Dirección Provincial de Rentas, Provincia de Neuquén versus TGN
(Transportadora de Gas del Norte S.A.). Resolution regarding Stamp Tax sum that eventually should be paid jointly by TGN and Endesa-Chile.

Process status : TGN requested a precursory measure before the Supreme Court of Argentina to suspend the proceeding filed by the Province of Neuquen, which was accepted.  Therefore the administrative complaint proceeding remains pending.

Amounts involved: $Arg 13,943,572 (Includes tax, interest and fines).

ii.	Court : Arbitration Court
Process number : N/A

Cause : On December 27, 2001, Empresa Nacional de Electricidad S.A. was notified of an arbitration to resolve controversies related to insurance policy No. 96.676, issued by Compañía de Seguros Generales Consorcio Allianz, currently AGF/Allianz Chile Compañía de Seguros Generales S.A., to cover Endesa-Chile related to “all risks”, civil liability and anticipated loss of benefits for the construction of the Ralco Hydroelectric Plant.  The suit is directly related to the Ralco Project Cofferdam loss, which occurred on May 27, 2001, and is based on the existence of certain risks that were realized and the lack of information provided by regarding the nature and extension of the risks being covered.

Process status: Endesa replied to the complaint sustaining that the plaintiff is distorting the facts, omitting information that was provided by Endesa-Chile, altering the risks covered by the contract and is unaware of the stipulations in the policy; that the flood that affected the Cofferdam was an insurable risk, included in the policy, and therefore it should be rejected since it has no foundation in fact or in law.

Amounts involved: US$32 million.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

iii.	Court: Third Civil Court of Santiago
Process number: 3140-2000

Cause: Lawsuit filed by Endesa-Chile versus the Chilean Government to define the criteria for applying the General Electric Services Law with respect to compensation payments for interruptions in the supply during periods of electric rationing. Under Supreme Decree No. 287 of 1999, with which the Chilean Ministry of Economy, Development and Reconstruction ordered electric rationing from June 12, to August 31, 1999 in the Central Interconnected System, and the modification of Article 99 of the D.F.L. No. 1/82 Mining Law (Electrical Services General Law introduced by Law 19.613 dated June 8, 1999), when a electricity generating companies produced generation at deficits and were not able to satisfy the normal consumption of their distributor or final customers subject to price regulation (whether due to prolonged failures of thermal power plants or due to droughts), they were obligated to pay compensation or damages to these customers in accordance with the regulations and procedures established in the rationing decree. This situation affected Endesa-Chile and its subsidiaries Pehuenche and Pangue.

Endesa-Chile has requested that the Court declare the Company is obligated only to pay compensation and damages to its distributor customers for those days and hours in which, during the term of rationing Decree No. 287, there were interruptions in the supply of electricity that affected these customers. The Government has maintained the position that the compensation must be paid for the entire rationing period.

Process status: Pending resolution.
Amounts involved: None.

Pehuenche S.A.

i.	Court: 20th Civil Courthouse of Santiago
Process number: 5.863-2001
Cause: Lawsuit by Empresa Eléctrica Pehuenche S.A. versus Empresa Eléctrica Colbún S.A. for services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period.
Process status: Case is at the discovery stage.
Amounts involved: Undeterminable.

ii.	Court: Talca Court of Appeals
Process number: 39.945

Cause: Asociación del Canal Maule versus  DGA Resolution 1768 dated November 1984 related to the approval of reservoir works and building of the Colbún power plant.  Pehuenche also filed a complaint to reinforce the claim of the irrigation subscribers that it is the obligation of Colbún S.A. to operate the reservoir.

Process status: Resolution was passed rejecting the complaint.
Amounts involved: Undeterminable.

iii.
Actions were filed related to the payment of compensation as per Supreme Decree No. 287, dated 1999 issued by the Chilean Ministry of Economy, Development and Reconstruction and modification of Art. 99 bis of DFL No. 1/82 of Mining Law.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

iv.	Court: 24th Civil Court of Santiago
Process number: 3908-99

Cause: A precautionary prejudicial measure was filed and was denied by the Tribunal.  In the same proceeding Pehuenche filed an ordinary public law motion to vacate against Sociedad Austral de Electricidad S.A.

Process status: Sentence was passed on December 10, 2002; pending notification of verdict.
Amounts involved: Undeterminable.

v.	Court: 17th Civil Court of Santiago
Process number: 3940-99
Cause: A precautionary prejudicial measure was presented and denied by the Tribunal. In the same case, Pehuenche filed an ordinary public law motion to vacate against Chilectra S.A.
Process status: Pending judgment of the Court.
Amounts involved: Undeterminable

vi.	Court: 20th Civil Court of Santiago
Process number: 4005-99
Cause: A precautionary prejudicial measure was presented and denied by the Tribunal. In the same case Pehuenche presented an ordinary public law motion to vacate against Empresa Eléctrica Atacama S.A.
Process status: Pending judgment of the Court.
Amounts involved: Undeterminable.

vii.	Court: 3rd Local Police Court of Santiago
Process number: 50.419-AGO
Cause: SERNAC versus Pehuenche, claim for lack of electrical supply.
Process status: Pending sentence.
Amounts involved: Undeterminable.

viii.	Court: 5th Labor Court of Santiago
Process number: 2.923-2001
Cause : Labor lawsuit for work accident. Manuel Rolando Muñoz Zamorano versus the Chilean Association of Security, S.S.S. and Pehuenche. Second petition verdict confirming first petition verdict.
Process status: Pending confirmation of appeal for dismissal.
Amounts involved: Undeterminable.

Endesa-Chile is seeking recourse related to the following fines imposed by the Superintendency of
Electricity and Fuels:

ix.	Court: Santiago Court of Appeals.
Process number: 6515-99
Cause: Failure of CDEC-SIC to provide timely information to the CNE. Resolution 1,557 dated October 1, 1999. The State Defense Council made itself a party to the case.
Process status: Pending hearing.
Amounts involved: Five fines for a total of 1,610 Units of Tax Measurement (“UTM”) or ThCh$47,316.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

x.	Court : 5th Civil Court of Santiago
Process number : 2272-99
Cause : Resolution 631 dated April 27, 1999, for not establishing Dispatch Center before January 1, 1999.
Process status : Judgment passed, pending notification to parties.
Amounts involved : Fine of 500 UTM (ThCh$14,695).

xi.	Court : 16th Civil Court of Santiago
Process number : 4164-97
Cause : Resolution 856 dated October 16, 1997, due to blackout on May 11, 1997.
Process status : Rejected recourse, pending appeal.
Amounts involved : Fine of 450 UTM (ThCh$13,225).

xii.	Court : 16th Civil Court of Santiago
Process number : 1928-98
Cause : Resolution 331 dated May 8, 1998, due to blackout on October 13, 1997.
Process status : Rejected recourse, pending appeal.
Amounts involved : Fine of 300 UTM (ThCh$8,817).

xiii.	Administrative tribunal : Superintendency of Energy and Fuels
Process number : N/A
Cause : Resolution 805 dated May 2, 2000 due to blackout on July 14, 1999.
Process status : Pending resolution.
Amounts involved : Fine of 400 UTA (ThCh$141,067).

Pangue S.A.

Endesa-Chile is seeking recourse related to the following fines imposed by the Superintendency of
Electricity and Fuel:

i.	Court : Santiago Court of Appeals
Process number : 1294-99

Cause : Resolution 415 dated March 12, 1999 for not complying with Article 9 of Decree 640 related to rationing by informing the Superintendency of normal consumption of Pangue’s customers.  Pangue made itself a party before the Court of Appeals.  A motion to vacate was filed before the Supreme Court.

Process status : Pending hearing
Amounts involved : Fine of 10 UTM (ThCh$294).

ii.	Court : 1st Civil Court of Santiago
Process number : 2273-99
Cause : Resolution No. 631 dated April 27, 1999 for infraction of Article 183 of the Regulations by not establishing the independent Dispatch and Control Center.
Process status : On June 16, 2002, a judgment was passed ordering a fine to be paid. Pending official notification of judgment.
Amounts involved : Fine 500 UTM (ThCh$14,695)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

iii.	Court : 23rd Civil Court of Santiago
Process number : 4293-97
Cause : Resolution No. 856 dated October 16, 1997 for blackout on May 1, 1997.
Process status : On May 31, 1999, judgment was passed ordering fine to be paid. Appeal made on
November 29, 1999 and is pending hearing.
Amounts involved : Fine of 450 UTM (ThCh$13,225)

iv.	Court : 23rd Civil Court of Santiago
Process number : 1910-98
Cause : Resolution No. 331 dated May 8, 1998 for blackout on October 13, 1997.
Process status : On July 30, 1999, judgment was passed ordering fine to be paid. Appeal has been filed and is pending hearing.
Amounts involved : Fine of 500 UTM (ThCh$14,695)

v.	Administrative tribunal: Superintendency of Energy and Fuels
Process number : N/A
Cause : Motion to set aside filed before the SEC against SEC Resolution No. 740 dated April 26, 2000 which fined Pangue for blackout on July 14, 1999.
Process status : Pending resolution
Amounts involved : Fine of 300 UTA (ThCh$105,800).

Other lawsuits involving Pangue:

vi.	Court : 18th Civil Court of Santiago
Process number : 3886-99
Cause : Pangue against Chilectra. Lawsuit to annul obligation to pay compensation to regulated price users derived from electricity rationing decree No. 287 issued by the Chilean Ministry of Economy.
Process status : Pending judgment of the Court.
Amounts involved : Undeterminable.

vii.	There are 37 administrative objections presented by Pangue S.A. before the Gobernación
Provincial de Malleco to the corresponding requests of various individual to regularize rights to water use in the Commune of Lonquimay.

San Isidro S.A.

i.	Court : 7th Civil Court of Santiago
Process number : 2195-99

Cause :  Resolution No. 628 dated April 27, 1999 for infraction of Article 183 of Supreme Decree 327, issued by the Chilean Ministry of Economy, by not establishing the independent Dispatch and Control Center before January 1, 1999.

Process status : Pending judgment of the Court
Amounts involved : Fine 500 UTM (ThCh$14,695).

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

ii.	Administrative tribunal : Superintendency of Energy and Fuels
Process number : N/A
Cause : Resolution No. 719 dated April 24, 2000 due to blackout on July 14, 1999.
Process status : Pending administrative resolution
Amounts involved : Fine 150 UTA (ThCh$52,900).

Compañía Eléctrica de Tarapacá S.A. (Celta)

i.	Administrative tribunal : Superintendency of Energy and Fuels
Process number : N/A
Cause : Charges against the company per Official Letter 4966 of August 3, 2000 for SING blackout on September 23, 1999.
Process status : Pending resolution
Amounts involved : Undeterminable.

ii.	Court : 20th Civil Court of Santiago
Process number : 2760-2000
Cause : Verification of Credit in Inmobiliaria La Cascada Agreement.
Process status : Report No. 1 was received from the Liquidating Commission. A first distribution of funds from the sale of goods took place, Celta received ThCh$60,557.
Amounts involved : ThCh$203,718

iii.	Court : 30th Civil Court of Santiago
Process number : 4061-2002

Cause :  Lawsuit for annulment and other actions filed by Sociedad Punta de Lobos S.A. against Endesa-Chile, Celta and the Chilean Government. The complaint requests that any attempted assignment, transfer, or any legal action presented by Endesa-Chile to Celta be rejected with respect to the marine concession granted to Endesa-Chile in the Punta Patache sector. It also requests that the concession be taken away from Endesa-Chile due to alleged violations of the laws that regulate marine concessions, and that all assets constructed on the concession lands be converted to property of the Government. Endesa-Chile contends that the plaintiff lacks a legal interest in its claim due to the fact that it is not a party to the concession contract.

Process status : On August 28, 2002 the Tribunal declared as a precautionary measure the prohibition to take action or execute contracts in respect to the marine concession granted to Endesa-Chile and in respect to the real estate which by nature composes or forms part of that concession.

Amounts involved : If a forfeiture of the marine concession is declared, the dock installation would be affected, which has a value of US$15,000,000 and would become the property of the government, seriously affecting the operation of Celta’s thermal power plant.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

iv.	Court : 12th Civil Court of Santiago
Process number : 5237-2002

Cause :  Lawsuit against Empresas Eléctricas del Norte Grande S.A. (EDELNOR et al, including Celta) for reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against EDELNOR, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors.

Process status : Court resolution pending regarding pleas filed by the defendants that the case is without merit. Outcome of the lawsuit if taken to trial is not determinable.
Amounts involved : ThCh$64,269

Infraestructura Dos Mil S.A.

i.	Court : 18th Civil Court of Santiago
Process number : 6504-2002
Cause : There is a public law motion to nullify public right filed on December 23, 2002 by Infraestructura Dos Mil S.A. against the Chilean government,
Process status : Pending resolution by the State Defense Council.
Amounts involved : N/A

Sociedad Concesionaria Autopista Los Libertadores S.A.

i.	There are pending lawsuits against the company, for which the corresponding defense has been filed, in the aggregate amount of ThCh$2,200,830.

Sociedad Concesionaria Autopista del Sol S.A.

i.	There are pending lawsuits against the company, for which the corresponding defense has been filed, in the aggregate amount of ThCh$447,800.

Inecsa Dos Mil S.A.

i.
On July 17, 2000, the Chilean Ministry of Public Works filed suit to annul the public right to bidding for the Northeast Santiago Access project.  As of December 31, 2002 the courts have suspended this lawsuit and any contingent payouts are undeterminable.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Hidroelectrica El Chocon S.A.

i.
On December 28, 2000 the Federal Public Revenues Administration – General Tax Services (FPRA-GTS) notified Hidroelectrica El Chocon S.A. that it owed ThCh$374,218 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroelectrica El Chocon S.A. must pay ThCh$850,224 for related accrued interest calculated as of December 20, 2000.  Hidroelectrica El Chocon S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes.  Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes.  FPRA-GTS has also fined Hidroelectrica El Chocon S.A. ThCh$261,953 which Hidroelectrica El Chocon S.A appealed by on February 20, 2001.

ii.
On December 28, 2000 Hidroelectrica El Chocon S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$169,331 as of December 11, 2000, as well as an imposed fine of ThCh$213,771.  On February 20, 2001 Hidroelectrica El Chocon S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

iii.
On June 26, 2000, Hidroelectrica El Chocon S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$335,636.  Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account.  The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

iv.
On December 28, 2001 Hidroelectrica El Chocon S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$229,520 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount.  On January 15, 2002, Hidroelectrica El Chocon S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroinvest S.A.

i.
On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$831,397 for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,788,336 and related fines of ThCh$581,978. On February 19, 2001, Hidroinvest S.A. filed an appeal to the notice.

Central Costanera S.A.

i.
Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the “Agreement”). Central Costanera S.A. has fixed the obligation at one peso equal to one US dollar in accordance with applicable laws. However, certain laws have exempted certain obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be exempted, an appeal would be filed.  Central Costanera S.A. would to have to pay an additional ThCh$26,228,000 in the event of an unfavorable ruling.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Edegel S.A.

i.	Court : Chilean Federal Court
Process number : N/A

Cause :  From November 2000 to October 2001, the Chilean tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes and general sales taxes of Edegel S.A. from 1995 to 1999.  As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines.

Process status : In November 2002, the Government Court issued its verdict indicating that:  SUNAT would have to once again audit Edegel S.A. related to rejected expenses for amortization of negative goodwill.

Amounts involved : As of December 31, 2002, provisions for these contingencies have been made amounting to ThCh$11,354,000 (US$15.8 million).

ii.	Lawsuits have been filed by ESSALUD for payment of contributions amounting to

ThCh$3,025,000 (US$4.21 million).  In the opinion of Management and their external legal counsel, it is probable that these proceedings will be resolved in favor of the Edegel S.A.; thus no liabilities have been recorded as of December 31, 2002 and 2001.

Claims have been filed against Talleres Mayopampa S.A. amounting to ThCh$417,512 (US$581,000).  The subsidiary has filed the corresponding countersuits and appeals, which have not yet been settled.  In the opinion of Management and external legal counsel, these actions neither independently nor jointly will have a significant adverse effect on the financial position, results of operations or liquidity of Edegel S.A.

iii.
A lawsuit has been filed by Edegel S.A.’s workers’ union, which seeks an increase in revenue sharing from the current 5%, as required by law, to 10%, which would mean doubling the payments already made in 1994, 1995 and 1996, meaning additional aggregate payments of ThCh$3,353,753 (US$4,667,000).  On August 24, 2000, the lawsuit was ruled unfounded, but on December 12, 2000 a second ruling reversed that ruling.  In the opinion of Management and external legal counsel, the final resolution will be favorable to Edegel S.A., and therefore no liabilities have been recorded related to this lawsuit as of December 31, 2002 and 2001.

Central Hidroeléctrica de Betania S.A. (Betania)

Tax contingencies:

i.
Presumptive income tax contingency – In 1997, 1998 and 1999 Betania was exempted from paying taxes under the presumptive income tax system – a system which calculates taxes payable on concepts other than net income – due to a regulation passed by the Administration of National Taxes (DIAN) in 1995. Since Betania had tax losses for those years, no taxes were paid.  That regulation was modified in 1999, which resulted in Betania qualifying for the presumptive income tax system, which means that according the DIAN it should have paid taxes in 1997 and 1998 amounting to ThCh$25,118,828 (including interest in the amount of ThCh$10,524,298 and sanctions of ThCh$8,987,422).  Betania believes that the conclusions of DIAN were unfounded and, therefore on September 13, 2002 filed a complaint before the Administrative Court of Huila. Since then, DIAN has ruled against the petition to reconsider the income tax payable for 1997, while for the 1998 period, DIAN has yet to respond.  As of December 31, 2002 Betania recorded a provision amounting to ThCh$6,521,895 to cover this contingency.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

ii.
DIAN reviewed Betania’s calculation of its ordinary income tax payable for 1997 and 1998 and declared that Betania owes ThCh$12,174 and ThCh$47,836 for 1997 and 1998, respectively, including tax, sanctions and estimated overdue interest. In 1997 and 1998 the Company has been audited both in the calculation of its ordinary income as well as presumptive income, therefore it should be noted that only the greater of the two becomes taxable net income on which the corresponding taxes, sanctions and interest must be paid.

iii.	DIAN notified Betania that it owes ThCh$19,399 related to the incorrect calculation of income for 1999. Betania has requested that DIAN reconsider the validity of its calculation.

Other contingencies:

iv.
As of December 31, 2002, amounts demanded in lawsuits relating to administrative, civil and labor litigations amounted to ThCh$5,590,769, and there exist other lawsuits for undetermined amounts.  Based on the evaluation of the probability of success in the defense of these suits, ThCh$1,005,512 has been provisioned as of December 31, 2002, to cover probable losses due to these contingencies.

Restrictions:

Endesa-Chile Consolidated

The Company is in compliance with all financial ratios and covenants as of December 31, 2002.

Endesa-Chile (Individual Legal Entity)

On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions.  Some of the more restrictive covenants are summarized as follows:

•
Gross cash flows (defined as operating income plus depreciation, amortization, financial income, and dividends received from consolidated subsidiaries) equal to or greater than 13% of the average consolidated financial debt for terms longer than one year, plus short-term bank debt if the term is extendable to more than one year, obtained from the debt in the consolidated financial statements at the closing date of the last four quarters.

•
Gross Cash Flow equal to or greater than 1.9 times the consolidated financial expenses, obtained according to the expenses reflected in the consolidated financial statements at the closing date of the last four quarters.

•
The financial debt for terms longer than one year, plus short-term bank debt if its term is extendable to more than one year, cannot exceed 58% of the sum of shareholders’ equity, plus minority interests, plus financial debt with terms longer than one year and short-term bank debt.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Infraestructura Dos Mil S.A.

Due to the placement of bonds by the subsidiary Concesionaria Autopista Del Sol S.A., Infraestructura Dos Mil S.A. concurred as “Sponsor” to the contracts of that transaction, committing itself to comply with restrictions in the transfer of its property to the bond issuer.  Additionally, Infraestructura Dos Mil S.A., cannot make fundamental changes in its assets without written consent from the insurance company guaranteeing the bond issuance (FSA Inc).  Likewise, the shares of the Concesionaria Autopista de Sol S.A. owned by Infraestructura Dos Mil S.A. were pledged in favor of FSA Inc.

Pehuenche S.A.

The Santander Investment Bank Ltd. and the Chase Manhattan Bank N.A., in relation to loans granted to Pehuenche, impose obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of UF 9,500,000.

Sociedad Concesionaria Autopista del Sol S.A.

In virtue of the bond issuance contract, Sociedad Concesionaria Autopista del Sol S.A. must meet certain financial ratios based on the generation of operating cash flows.  Additionally, the Company must request authorization from the insurer to obtain additional financing.

Pangue S.A

The following is a summary of the main obligations, which Empresa Eléctrica Pangue S.A. must comply with as per agreements with financial institutions:

•	Maintain creditors duly informed regarding its financial situation.

•
Different conditions with the objective of guaranteeing a healthy financial situation. Thus, the institutions have defined certain indexes such as restrictions for the payment of dividends and indebtedness, and acceleration clauses.  In regard to the long-term debt limit for loans in cash, for these events, the limit is 2.0 times shareholders’ equity.

•	Insure and maintain insured all assets.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Central Costanera S.A.

In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima” (International Public Tender for the Sale of Shares of Central Costanera Sociedad Anonymous), the domain of Central Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of possession.

If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated period, its domain shall be considered revoked due to this cause, returning such title effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.

In order to guarantee compliance with the obligations contained in the Mandate Covenants transferred by Hidroeléctrica Norpatagónica S.A. (Hidronor S.A.), Hidroinvest S.A. has pledged all of its Class “A” shares of Hidroeléctrica El Chocón S.A. in favor of the Chilean goverment until the term of the Mandate Covenant has expired.

Edegel S.A.A.

Financial indicators originated by credit contracts:

•	Maintain financial debt to equity ratio not exceeding 0.55 during the term of the contract

•
Maintain a ratio of EBITDA to net financial expenses of no less than 4.5 during each quarter of 2002 and 2003.  For 2004 the ratio of EBITDA to financial expenses, for four consecutive quarters should be no less than 5.0 for each quarter.

•	Maintain a ratio of financial debt less cash to EBITDA (for four consecutive quarters) no greater than 3.0 for each quarter, effective beginning in 2002.

•	The financial debt of Edegel must not exceed ThCh$287,444 (ThUS$400,000)

Financial indicators originated by Bonds Program and Short-term instruments:

•
Maintain indebtedness no greater than ThCh$395,236,000 (ThUS$550,000) as of the close of each quarter ending on March 31, June 30, September 30 and December 31 of each year during the term of the bonds.

•
Maintain net shareholders’ equity of no less than ThCh$490,658,285 (ThUS$682,788) as of the close of each quarter ending on March 31, June 30, September 30 and December 31 of each year during the term of the bonds.

•
Edegel may not transfer or assign all or part of the debt it assumes as a consequence of the issuance in the framework of the Bond Program, unless there is a favorable agreement adopted by the General Assembly of bond holders.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28.	Commitments and contingencies, continued:

Cross-Default Provisions:

As is customary for certain credit and capital market debt facilities, a substantial portion of Enesa-Chile’s financial indebtedness is subject to cross-default provisions.  Certain events including payment defaults and bankruptcy by Endesa-Chile or any of its subsidiaries, left uncured over time (in those specific provisions which allow for a cure period), could result in a cross-default at the Endesa-Chile level, and if a cross-default were to occur, approximately 60% of Endesa-Chile’s consolidated liabilities would eventually become due and payable.

Investment Grade Debt Rating

Certain of the Company’s loan agreements have special provisions in the event that the Company’s US$-denominated debt rating falls bellow “Investment grade” by the applicable rating agency, principally Standards & Poor’s (S&P).  In the event that senior unsecured long-term foreign currency denominated debt were to be rated “non-investment grade,” or less than “BBB-” by S&P nomenclature, then within certain applicable grace periods (normally 60 days), a “mandatory prepayment” would be triggered and all the outstanding principal under these loans would become due. As of December 31, 2002, US$718 million of Endesa-Chile’s loan agreements have mandatory prepayment provisions of this type.  As of December 31, 2002, S&P long-term foreign currency debt ratings classify the Company’s applicable liabilities as “investment grade”.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

29.	Sureties obtained from third parties:

Endesa-Chile (Individual Legal Entity)

The company has received guaranteed performance bonds from contractors and third parties to guarantee performance and construction (mainly the Ralco Project) in the amount of ThCh$24,799,372 as of December 31, 2002.

The Company has taken guaranteed performance bonds in favor of third parties to guarantee performance and construction in the amount of ThCh$1,122,409.

Autopista Los Libertadores S.A.

Deposits and guaranteed performance bonds amount to UF 25,495 as of December 31, 2002.

Sociedad Concesionaria Autopista del Sol S.A.

Deposits and guaranteed performance bonds amount to UF 27,395 as of December 31, 2002.

Compañía Eléctrica de Tarapaca S.A.

The Company has received documents in guarantee amounting to ThCh$287,026 as of December 31, 2002.

Compañía Eléctrica San Isidro S.A.

The Company has received documents in guarantee amounting to ThCh$4,676,984 as of December 31, 2002.

Empresa Eléctrica de Pangue

Empresa Eléctrica Pangue S.A. has received from contractors guaranteed performance bonds from banks in the amount of ThCh$8,879 as of December 31, 2002, which guarantee advances granted and compliance with contracts.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies:

As of December 31, 2001 and 2002, foreign currency denominated assets and liabilities are as follows:

a.	Current assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Cash	Ch$	1,662,317	865,762
	US$	1,828,199	1,067,602
	$ Col.	1,061,862	3,345,416
	Soles	402,400	40,432
	$ Arg.	69,460	1,934,895
	Rs	—	196,746

		5,024,238	7,450,853

Time deposits	US$	80,765,617	61,476,209
	$ Col.	3,782,106	4,799,629
	Soles	558,112	4,652,356
	$ Arg.	530,238	5,420,189
	Rs	3,315,968	13,722,806

		88,952,041	90,071,189

Accounts receivable, net	Ch$	36,209,795	41,514,316
	US$	8,148,302	4,455,077
	$ Col.	21,014,604	18,458,217
	Soles	1,678,629	3,379,887
	$ Arg.	12,632,810	11,217,475
	Rs	12,195,730	9,229,568

		91,879,870	88,254,540

Notes receivable, net	Ch$	162,773	47,989
	US$	—	962,462

		162,773	1,010,451

Other accounts receivables, net	UF	431,262	57,647
	Ch$	3,549,536	5,826,556
	US$	5,233,689	1,665,807
	$ Col.	2,222,754	378,219
	Soles	6,462,442	8,112,621
	$ Arg.	51,537	29,363
	Rs	896,003	692,686
	UC	1,036,332	1,159,588

		19,883,555	17,922,487

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

a.	Current assets, continued:

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Amounts due from related companies	Ch$	10,863,159	10,630,249
	US$	4,385,395	190,569,054
	$ Col.	16,340,122	15,236,206
	Soles	2,408,021	2,585,563
	$ Arg.	6,359,294	483,282

		40,355,991	219,504,354

Inventories, net	Ch$	7,148,924	3,274,341
	US$	4,894,194	1,952,463
	$ Col.	4,793,968	1,389,791
	Soles	4,715,721	3,791,829

		21,552,807	10,408,424

Income taxes recoverable	Ch$	19,507,337	13,299,957
	$ Col.	—	130
	$ Arg.	13,267,453	10,640,967

		32,774,790	23,941,054

Prepaid expenses	UF	810	—
	Ch$	374,706	383,855
	US$	3,372,247	2,570,012
	$ Col.	65,405	47,428
	Soles	259,038	195,072
	$ Arg.	808,364	437,348
	Rs	13,228	6,191

		4,893,798	3,639,906

Deferred income taxes	Ch$	—	3,262,225

		—	3,262,225

Other current assets	UF	127,694	—
	Ch$	9,180,414	37,575,867
	$ Col.	—	888,202
	US$	—	38,135,631
	$ Arg.	468,050	132,588

		9,776,158	76,732,288

Total current assets		315,256,021	542,197,771

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

b.	Property, plant, and equipment:

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Land	Ch$	19,691,134	19,032,837
	$ Col.	12,580,123	13,603,288
	Soles	282,441	300,942
	$ Arg.	6,454,622	6,877,098
	Rs	422,683	444,508

		39,431,003	40,258,673

Buildings and Infrastructure and electrical lines	Ch$	3,090,800,874	3,184,777,542
	$ Col.	1,805,545,577	1,944,293,493
	Soles	326,065,474	336,390,506
	$ Arg.	317,816,335	338,633,725
	Rs	544,688,699	580,266,691

		6,084,916,959	6,384,361,957

Machinery and Equipment	Ch$	11,704,710	11,535,446
	$ Col.	15,301,526	6,696,008
	Soles	398,623,345	435,018,120
	$ Arg.	706,532,440	754,120,774

		1,132,162,021	1,207,370,348

Other fixed assets	Ch$	7,867,922	15,522,735
	$ Col.	7,642,350	3,427,770
	Soles	6,633,428	10,137,319
	$ Arg.	8,993,450	9,573,581
	Rs	46,699,859	4,134,904

		77,837,009	42,796,309

Technical appraisal	Ch$	7,024,788	6,588,181
	$ Col.	64,759,545	73,406,012
	Soles	475,304,698	505,989,949
	Rs	130,917,038	135,331,492

		678,006,069	721,315,634

Accumulated Depreciation	Ch$	(1,160,119,446)	(1,220,857,838)
	$ Col.	(324,716,680)	(394,951,649)
	Soles	(403,273,807)	(448,056,887)
	$ Arg.	(352,685,773)	(423,230,376)
	Rs	(206,664,283)	(239,157,043)

		(2,447,459,989)	(2,726,253,793)

Total property, plant and equipment, net		5,564,893,072	5,669,849,128

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

c.	Other assets:

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Investments in related Companies	Ch$	103,429,207	111,747,643
	US$	61,364,055	62,965,641

		164,793,262	174,713,284

Investments in other Companies	Ch$	2,152,383	2,222,396
	$ Col.	74,312,411	79,401,375
	Soles	11,516	12,271

		76,476,310	81,636,042

Negative goodwill, net	US$	(37,753,342)	—
	$ Col.	(59,861,413)	(28,641,838)
	Soles	(68,866,610)	(63,083,303)

		(166,481,365)	(91,725,141)

Goodwill, net	Ch$	81,927	3,352,669
	US$	69,288,973	608,459
	$ Col.	24,013,765	23,970,674
	Soles	1,687,590	—
	$ Arg.	29,896,386	—

		124,968,641	27,931,802

Long-term receivables	UF	2,332,376	273,500
	Ch$	1,491,579	1,264,056
	US$	25,698,682	6,084,497
	$ Col.	—	1,053,252
	Soles	1,595,306	—
	Rs	11,270,567	9,370,770
	UC	1,946,557	1,111,361

		44,335,067	19,157,436

Amounts due from related companies	Ch$	1,471,140	898,130
	US$	169,196,652	—

		170,667,792	898,130

Intangibles, net and Other assets	UF	6,676,601	2,961,502
	Ch$	9,373,151	44,099,140
	US$	26,237,475	24,981,795
	$ Col.	23,012,333	23,106,905
	Soles	440,355	535,946
	$ Arg.	341,984	3,362,778
	Rs	580,670	494,878

		66,662,569	99,542,944

Total other assets		481,422,276	312,154,497

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

d.	Total assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Total assets by currency	UF	9,568,743	3,292,649
	Ch$	2,183,628,330	2,296,864,054
	US$	422,660,138	397,494,709
	$ Col.	1,691,870,358	1,789,908,528
	Soles	754,988,099	800,002,623
	$ Arg.	751,536,650	719,633,687
	Rs	544,336,162	514,734,197
	UC	2,982,889	2,270,949

Total assets		6,361,571,369	6,524,201,396

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

e.	Current liabilities

		Within 90 days				91 days to 1 year

		As of December 31, 2001		As of December 31, 2002		As of December 31, 2001		As of December 31, 2002

Account	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term due to banks and financial institutions	Ch$	2,363,855	—	23,567,397	1.08	—	—	2,346,203	1.08
	US$	16,039,393	6.20	13,621,253	5.04	16,211,780	6.20	40,312,584	5.04
	$ Col.	—	—	7,602,894	6.20	11,282,293	13.00	—	—
	Soles	2,955,615	13.00	22,013,735	6.20	9,865,662	13.00	—	—

		21,358,863		66,805,279		37,359,735		42,658,787

Current portion of long-term debt due to banks and financial institutions	UF	53,227,352	7.50	—	—	1,247,832	7.50	1,377,746	—
	US$	18,419,928	6.00	199,738,046	3.62	244,897,109	6.00	55,030,031	3.62
	Euro	—	—	—	—	3,624,390	4.26	4,673,051	3.79
	Yen	—	—	—	—	395,184	0.90	465,522	0.89
	$ Arg.	—	—	1,363,453	1.75	—	—	655,929	1.75
	Rs	5,148,097	9.24	—	—	102,691	4.44	1,234,621	4.75
	UP	—	—	—	—	1,066,471	5.32	1,195,763	5.32
		£—	—	—	—	394,123	5.38	456,684	4.81

		76,795,377		201,101,499		251,727,800		65,089,347

Promissory notes	Soles	—	—	102,955	4.50	—	—	7,464,219	4.50

		—		102,955		—		7,464,219

Current portion of bonds payable	UF	—	—	—	—	5,528,896	6.30	8,293,995	6.29
	US$	—	—		—	29,569,940	7.90	153,673,583	8.04
	Euro	—	—	—	—	2,061,700	3.34	303,740,866	3.34
	$ Col.	—	—	—	—	14,546,485	13.70	13,501,963	12.54
	Soles	—	—	—	—	280,254	—	7,581,010	8.00

		—		—		51,987,275		486,791,417

Current portion of long-term notes payable	US$	23,610,522	7.40	29,756,019	9.00	2,879,525	7.20	11,872,895	9.00

		23,610,522		29,756,019		2,879,525		11,872,895

Dividends payable	Ch$	2,407	—	651,529	—	—	—	—	—
	Rs	51,489	—	2,637	—	—	—	—	—
	Soles	20,531	—	72,325	—	—	—	—	—
	$ Arg.	1,444	—	777	—	—	—	—	—

		75,871		727,268		—		—

Accounts payable	Ch$	30,257,724	—	34,259,318	—	—	—	18,798	—
	US$	7,985,937	—	8,345,399	—	343,503	—	73,731	—
	$ Col.	353,691	—	4,489,580	—	8,982,460	—	—	—
	Soles	2,167,854	—	5,435,070	—	2,026,856	—	—	—
	$ Arg.	7,873,571	—	3,100,775	—	—	—	—	—
	Rs	17,143,664	—	10,963,983	—	138,565	—	—	—

		65,782,441		66,594,125		11,491,384		92,529

Miscellaneous payables	Ch$	13,266,616	—	6,819,796	—	5,718,123	—	91,062	—
	US$	1,701,652	—	2,052,214	—	—	—	8,571,255	—
	$ Col.	18,675	—	7,138,671	—	71,686	—	11,338,473	—
	Soles	—	—	2,436,207	—	—	—	—	—
	$ Arg.	105,397	—	—	—	—	—	—	—
	Rs	326,103	—	375,753	—	—	—	—	—

		15,418,443		18,822,641		5,789,809		20,000,790

Amounts payable to related companies	Ch$-	—	—	1,760,957	—	51,055,763	—	29,454,526	—
	US$-	—	—	3,994	—	—	—	—	—
	$ Col.	1,196,753	—	20,135,456	—	3,629,420	—	—	—
	Soles	1,116,904	—	7,152	—	—	—	—	—
	$ Arg.	7,545,744	—	873,705	—	—	—	—	—

		9,859,401		22,781,264		54,685,183		29,454,526

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

e.	Current liabilities, continued

		Within 90 days				91 days to 1 year

		As of December 31, 2001		As of December 31, 2002		As of December 31, 2001		As of December 31, 2002

Account	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Accrued expenses	Ch$	10,581,004	—	5,610,078	—	13,239,522	—	18,940,012	—
	US$	—	—	87,559	—	97,790	—	—	—
	$ Col.	1,276,170	—	10,971,738	—	3,219,760	—	—	—
	Soles	—	—	213,889	—	1,708,400	—	2,228,091	—
	$ Arg.	639,245	—	392,614	—	—	—	—	—
	Rs	146,179	—	80,987	—	—	—	—	—

		12,642,598		17,356,865		18,265,472		21,168,103

Withholdings	Ch$	633,905	—	2,321,418	—	—	—	—	—
	$ Col.	—	—	475,002	—	—	—	—	—
	Soles	272,016	—	1,659,002	—	62,601	—	—	—
	$ Arg.	2,035,763	—	1,982,201	—	—	—	—	—
	Rs	—	—	2,556	—	—	—	—	—

		2,941,684		6,440,179		62,601		—

Income taxes payable	Ch$	235	—	—		1,543,871	—	—	—
	$ Col.	—	—	1,256,376	—	2,948,539	—	—	—
	Soles	—	—	683	—	5,765,990	—	2,638,436	—
	$ Arg.	—	—	572,725	—	—	—	—	—
	Rs	1,734,546	—	—	—	—	—	—	—

		1,734,781		1,829,784		10,258,400		2,638,436

Deferred income taxes	Ch$	—	—	—	—	84,578	—	—	—
	$ Arg.	15,771	—	—	—	170,474	—	—	—

		15,771		—		255,052		—

Other current liabilities	Ch$	120,958	—	838,219	—	2,424,551	—	3,003,182	—
	US$	—	—	10,504,400	2.70	—	—	287,973	—
	$ Col.	382,022	—	—	—	1,029,544	—	—	—
	Soles	—	—	—	—	353,167	—	—	—
	$ Arg.	26,184	—	21,558	—	—	—	—	—
	Rs	9,202	—	—	—	—	—	—	—

		538,366		11,364,177		3,807,262		3,291,155

Total current liabilities		230,774,118		443,682,055		448,569,498		690,522,204

Current liabilities by currency	UF	53,227,352	—	—	—	6,776,728	—	9,671,741	—
	Ch$	57,226,704	—	75,828,712	—	74,066,408	—	53,853,783	—
	US$	67,757,432	—	264,108,884	—	293,999,647	—	269,822,052	—
		€—	—	—	—	5,686,090	—	308,413,917	—
	Yen	—	—	—	—	395,184	—	465,522	—
	$ Col.	3,227,311	—	52,069,717	—	45,710,187	—	24,840,436	—
	Soles	6,532,920	—	31,941,018	—	20,062,930	—	19,911,756	—
	$ Arg.	18,243,119	—	8,307,808	—	170,474	—	655,929	—
	Rs	24,559,280	—	11,425,916	—	241,256	—	1,234,621	—
	UP	—	—	—	—	1,066,471	—	1,195,763	—
		£—	—	—	—	394,123	—	456,684	—

Total current liabilities		230,774,118		443,682,055		448,569,498		690,522,204

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

f.	Long-term liabilities, December 31, 2001

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Account	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Due to banks and	UF	3,640,948	9.00	3,430,962	9.00	—	—	—	—
financial institutions	US$	570,132,971	4.20	139,608,402	4.20	91,425,182	5.80	18,671,306	1.75
	Yen	782,417	0.90	391,208	0.90	—	—	—	—
	€	3,589,264	—	—	—	—	—	—	—
	Rs	524,017	19.20	—	—	—	—	—	—
	UP	2,056,583	5.32	—	—	—	—	—	—
	£	743,571	5.38	371,786	5.38	—	—	—	—
	Other	195,547	4.44	97,774	4.44	—	—	—	—

		581,665,318		143,900,132		91,425,182		18,671,306

Bonds payable	UF	100,503,239	6.80	22,043,038	6.80	—		25,125,810	6.80
	US$	128,142,403	7.30	161,864,088	7.30	539,546,960	7.30	314,486,412	7.30
	€	236,481,576	3.34	—	—	—	—	—	—
	$ Col.	33,189,186	13.00	5,740,037	13.00	91,134,976	13.00	—	—
	Soles	6,854,001	—	—	—	—	—	—	—

		505,170,405		189,647,163		630,681,936		339,612,222

Notes payable	US$	51,442,361	7.13	38,416,837	7.13	60,737,304	7.13	14,706,614	7.13

		51,442,361		38,416,837		60,737,304		14,706,614

Miscellaneous Payables	UF	77,590	—	—	—	—	—	181,599	—
	Ch$	2,122,547	—	—	—	—	—	—	—
	US$	23,496,466	5.70	—	5.70	—	—	—	5.70
	$ Col.	443,215	—	—	—	—	—	—	—

		26,139,818		—		—		181,599

Amounts payable to related parties	US$	20,772,558	—	—	—	—	—	—	—

		20,772,558		—		—		—

Accrued expenses	UF	—	—	—	—	—	—	—	—
	Ch$	524,107	—	491,714	—	1,139,405	—	1,501,660	—
	$ Col.	—	—	16,984,432	—	—	—	—	—
	Rs	1,334,496	—	1,785,890	—	1,785,890	—	5,896,656	—

		1,858,603		19,262,036		2,925,295		7,398,316

Deferred income taxes	Ch$	1,496,498	—	3,146,275	—	6,322,021	—	—	—
	Soles	2,832,127	—	13,467,817	—	—	—	—	—
	$ Arg.	249,330	—	126,171	—	1,459,624	—	—	—

		4,577,955		16,740,263		7,781,645		—

Other liabilities	Ch$	8,620,627	5.68	150,305	5.68	—	—	—	—
	€	20,612,549	—	—	—	—	—	—	—

		29,233,176		150,305		—		—

Total long-terrm liabilities		1,220,860,194		408,116,736		793,551,362		380,570,057

Long-term liabilities by currency	UF	104,221,777	—	25,474,000	—	—	—	25,307,409	—
	Ch$	12,763,779	—	3,788,294	—	7,461,426	—	1,501,660	—
	US$	793,986,759	—	339,889,327	—	691,709,446	—	347,864,332	—
	€	260,683,389	—	—	—	—	—	—	—
	Yen	782,417	—	391,208	—	—	—	—	—
	$ Col.	33,632,401	—	22,724,469	—	91,134,976	—	—	—
	Soles	9,686,128	—	13,467,817	—	—	—	—	—
	$Arg.	249,330	—	126,171	—	1,459,624	—	—	—
	Rs	1,858,513	—	1,785,890	—	1,785,890	—	5,896,656	—
	UP	2,056,583	—	—	—	—	—	—	—
	£	743,571	—	371,786	—	—	—	—	—
	Other	195,547	—	97,774	—	—	—	—	—

Total long-term liabilities		1,220,860,194		408,116,736		793,551,362		380,570,057

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30.	Foreign currencies, continued:

g.	Long-term liabilities, December 31, 2002

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Account	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Due to banks and Financial institutions	UF	2,762,780	9.00	2,936,985	9.00	—	1.00	—	—
	US$	494,033,559	3.50	90,690,073	3.50	45,572,398	3.50	4,549,695	3.50
		€245,960	4.13	—	—	—	—	—	—
	Yen	924,036	0.89	—	—	—	—	—	—
	$ Arg.	3,687,042	1.75	1,843,527	1.75	6,440,033	1.75	—	—
	Rs	—	—	—	—	7,435,157	9.24	—	—
	UP	1,189,530	5.32	—	—	—	—	—	—
		£877,946	4.81	—	—	—	—	—	—

		503,720,853		95,470,585		59,447,588		4,549,695

Bonds payable	UF	—		100,464,720	6.20	19,831,566	6.29	117,470,886	5.80
	US$	143,722,000	8.44	330,560,600	8.50	287,444,000	8.50	335,085,687	7.96
	$ Col.	33,173,871	14.35	—	—	77,979,287	14.00	—	—
	Soles	6,134,974	6.00	—	—	—	—	—	—

		183,030,845		431,025,320		385,254,853		452,556,573

Notes payable	US$	44,459,671	7.30	41,870,347	7.30	59,468,978	7.30	—	—

		44,459,671		41,870,347		59,468,978		—

Miscellaneous payables	UF	—	—	—	—	—	—	161,781	—
	Ch$	2,124,216	—	—	—	—	—	32,580	—
	US$	7,139,703	—	—	—	10,535,563	—	—	—

		9,263,919		—		10,535,563		194,361

Amounts payable to related companies	US$	48,663,658	8.35	—	—	—	—	—	—

		48,663,658		—		—		—

Accrued expenses	UF	—	—	57,281	—	—	—	—	—
	Ch$	1,468,137	—	1,226,607	—	2,940,846	—	2,496,205	—
	US$	3,732,305	—	—	—	—	—	—	—
	$ Col.	—	—	—	—	—	—	20,288,516	—
	Rs	1,263,657	—	839,764	—	2,099,410	—	2,801,776	—

		6,464,099		2,123,652		5,040,256		25,586,497

Deferred income taxes	Ch$	3,523,153	—	1,999,002	—	7,818,026	—	16,210,034	—
	Soles	—	—	35,427,215	—	—	—	—	—
	$Arg.	197,179	—	131,452	—	591,537	—	—	—

		3,720,332		37,557,669		8,409,563		16,210,034

Other liabilities	Ch$	700,164	—	12,764,792	—	1,842,137	—	11,198,582	—

		700,164		12,764,792		1,842,137		11,198,582

Total long-term liabilities		800,023,541		620,812,365		529,998,938		510,295,742

Long-term	UF	2,762,780	—	103,458,986	—	19,831,566	—	117,632,667	—
liabilities by currency	Ch$	7,815,670	—	15,990,401	—	12,601,009	—	29,937,401	—
	US$	741,750,896	—	463,121,020	—	403,020,939	—	339,635,382	—
		€245,960	—	—	—	—	—	—	—
	Yen	924,036	—	—	—	—	—	—	—
	$ Col.	33,173,871	—	—	—	77,979,287	—	20,288,516	—
	Soles	6,134,974	—	35,427,215	—	—	—	—	—
	$ Arg.	3,884,221	—	1,974,979	—	7,031,570	—	—	—
	Rs	1,263,657	—	839,764	—	9,534,567	—	2,801,776	—
	UP	1,189,530	—	—	—	—	—	—	—
		£877,946	—	—	—	—	—	—	—

Total long-term liabilities		800,023,541		620,812,365		529,998,938		510,295,742

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

31.	Sanctions:

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

On February 22, 2002, through Resolución Exenta No. 44, the SVS applied a sanction to censure Héctor López Vilaseco, the Company’s general manager infringing on the arrangement in Section III of Circular No. 1.481 of May 25, 2000, for having sent to the SVS, after the imposed deadline, the Company’s list of shareholders as of December 31, 2001.

32.	Subsequent events:

On January 15, 2003, the Company’s Board of Directors agreed in an extraordinary session that it was duly informed of accounting adjustments to be made by the Company for extraordinary charges to its balance sheet related to its investments in Brazil and Argentina in the amount of US$137.4 millon, recorded in the equivalent amount in Chilean pesos during 2002. The amount is composed of US$100 millon from Brazil and US$37.4 millon from Argentina. The impairment adjustments will not have an affect the Company’s cash flows or liquidity.

On February 2, 2003, Costanera refinanced a syndicated yen-denominated loan for the equivalent of US$95 million (ThCh$68,285,312) which was originally scheduled to mature on June 30, 2003.  The facility has been restructured as a US$86.8 million (ThCh$62,164,424) loan maturing in December 2004, with a growing amortization schedule commencing June 2003.  At the same time, a bilateral bank contract for US$8.6 million (ThCh$6,159,148) was signed under the same conditions as the syndicated loan.  As a result of the exchange controls imposed in Argentina, Costanera was not in compliance with a provision of the loan facility, which provided that the imposition of exchange controls constituted an event of default.  In addition, Costanera was not able to meet a debt coverage ratio under the facility because the Argentine peso’s devaluation increased the amount of Costanera’s liabilities.  Before this debt restructuring, Costanera had not been in compliance with its financial covenants, although the bank has waived the need for Costanera to comply with them.  The new facilities replaced the prior covenants and, in their place, included a maximum debt covenant with which Costanera is in full compliance.

On February 21, 2003 Standard & Poor’s lowered its corporate credit ratings on Endesa-Chile from “BBB” to  “BBB-”.   On May 14, 2003, Fitch lowered its local and international foreign currency ratings of Endesa-Chile from “BBB+”  to “BBB-”.  Both rating agencies gave stable outlooks to the Company and its debt.

On April 8, 2003 the Company sold 285 kilometers of 220 kV transmission lines to Transelec for US$ 32 million (ThCh$ 22,995,520). The carrying value of net assets under Chilean GAAP sold amounted to ThCh$ 21,562,962 as of December 31, 2002.  Additionally, GasAtacama Generación Limitada, of which Endesa Chile has a 50% participation, sold 673 kilometers of 220 kV line transmission lines for US$ 78 million (ThCh$ 56,051,580). The carrying value of net assets under Chilean GAAP sold amounted to ThCh$ 53,458,465 as of December 31, 2002.  In both cases, the transaction included the transfer of the respective substations.

On April 30, 2003 the Company sold the Canutillar Plant to Cenelca S.A. for US$ 174 million (ThCh$125,038,140). The carrying value of net assets sold under Chilean GAAP amounted to ThCh$ 124,872,617 as of December 31, 2002 and its installed capacity was 172 MW.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

32.	Subsequent events, continued:

On May 13, 2003, the Company refinanced its loans of US$ 743 million (ThCh$ 533,927,230) with a consortium of 30 banks lead by BBVA, Dresdner Kleinwort Wasserstein, Salomon Smith Barney and Inc. and Santander Central Hispano Investment Securities.  According to the new agreements the payment period was extended to 2008 and semi-annual principal payments will begin in 2005.  As a part of refinancing the debt covenants were modified, eliminating the interest rate spread indexed to the Company’s variable credit-rating and the investment grade debt rating covenant, which specified that in the event senior unsecured long-term foreign currency denominated debt were to be rated “non-investment grade” or less than “BBB-” a “mandatory repayment” would be triggered and all outstanding principals under these loans would become due.

During January 2003, Companhia Paranaense de Energía-Copel, suspended payment and announced its intention to cancel or renegotiate its long-term energy contracts with the Endesa-Chile’s equity method investment, CIEN.  CIEN has 20-year long-term energy purchase commitments in Argentina to satisfy the supply contracts with Copel.  Additionally, the  estimated indemnity for terminating both long-term energy contracts,  would give rise to a payment obligation by COPEL of US$ 600 millon as of December 31, 2002.  Any changes or cancellation of the contracts would likely have a material  impact in the Company’s consolidated net income and shareholders’ equity.

During March 2003, the Brazilian company, Celg, has  suspended the payment of its obligations with Endesa-Chile’s subsidiary Cachoeira Dourada, and has entered in a legal process against Cachoeira Dourada and the Brasilian regulator, ANEEL.  Celg was the State-owned company that sold Cachoeira Dourada to Endesa-Chile in a bidding process in 1997, with a 30-year concession and a 15-year contract to purchase energy (with an annual reduction of 10% since September 2002), in accordance with Brazilian regulation and law. The monthly payments reach approximately R$ 17 million (approximately US$ 4.8 million).

33.	Environment:

During the year ended December 31, 2002, the Company and its domestic and foreign subsidiaries made expenditures in the amount of ThCh$3,786,874 corresponding primarily to the following:

Operating expenses during the year included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$323,387 and costs related to Environment Law No. 99 in Colombia and ISO 14.001 certification at Central Costanera and El Chocón which amounted to ThCh$ 686,449  (US$955,245).

Investments related with the following projects were capitalized and amounted to ThCh$2,777,038:

•	Central Ralco environment program
•	Implementation of the environmental management system and its ISO 14.001 certification at the San Isidro, Pangue, Tal Tal, Pehuenche, Loma Alta and Curillinque power plants.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles:

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

Differences in Measurement Methods

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity.  References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

a)	Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2002 was approximately 11.18%.  Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation.  The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%.  As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

b)	Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal.  The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation.  Revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (u) below.

c)	Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes.  Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income.  At the time, Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized.

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities.  As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000.  Such complementary asset or liability are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

(i)	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.
(ii)	The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.
(iii)
The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense.  Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled.  A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

As of January 1, 2000, the principal effect on the Company due to the difference in the accounting for deferred income taxes between Chilean and U.S. GAAP relates to the treatment of temporary differences arising from provisions, net operating loss-carryforwards and accelerated depreciation methods.  In subsequent years the principal difference relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income.  The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (u) below.

d)	Staff severance indemnities

As described in Note 2 p), under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company, and certain of its subsidiaries, used a real discount rate of 9.5% for the years ended December 31, 2000, 2001 and 2002, and assumed an average service life which varies based upon years of service with the Company. The value of the obligation is calculated based on an average employment span of 35 years for employees with 15 years or more and includes 75% of the benefit related to employees with less than the required 15 years.  The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

Under U.S. GAAP severance indemntities described above may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis).  The effects of accounting for staff severance indemntities under U.S. GAAP have been presented in paragraph (u).

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)	Pension and post-retirement benefits

The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements.  Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”  The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (u).

f)	Investments in related companies

The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP of equity accounted investees is included in paragraph (u) below.  The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:

a)	The elimination of capitalized interest costs relating to foreign translation exchange differences.
b)	The recording of deferred taxes in accordance with SFAS No. 109.
c)	For the years beginning January 1, 2001, the recording of derivative instruments in accordance with SFAS No. 133.
d)	The deferred income tax effects of adjustments (a) and (c).

g)	Goodwill

(i)
Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill.  Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Prior to July 1, 2001 under U.S. GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

(ii)
Under Chilean GAAP, the Company has evaluated the carrying amount of goodwill for impairment.  The measurement of the impairment loss was based on the fair value of the investment which the Company determined using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate fair value, the Company made assumptions about future events that are highly uncertain at the time of estimation.  The results of this analysis showed that the goodwill and negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill.  During 2002, the Company recorded a net charge related to its investments in Central Costanera S.A., Hidroeléctrica El Chocón S.A., Hidroinvest S.A., Lajas Inversora S.A. and C. Hidroeléctrica Caehoeira Dourada S.A. in the amount of ThCh$106,830,782 to write-off all amounts of goodwill.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002.  SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.  Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.  Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business.  The transitional impairment test required by the standard, which was performed during the first half of 2002 indicated that none of the Company’s goodwill was impaired. However, based on subsequent testing of the Company’s investments in Argentina and Brazil performed as of December 31, 2002, it was determined that these investments were impaired.  The following effects are included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (u) below:

	(a)	differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and U.S. GAAP

	(b)	the reversal of goodwill amortization recorded under Chilean GAAP related to reporting units that were not found to be impaired under U.S. GAAP for the year ended December 31, 2002

(iii)	The following details what the Company’s net income under US GAAP would have been for the years ended December 31, 2000 and 2001, excluding goodwill amortization expense:

	Years ended December 31,

	2000	2001
	ThCh$	ThCh$
Net income under U.S. GAAP	97,288,739	30,938,881
Add back: Goodwill amortization	11,750,111	11,123,298

Adjusted net income	109,038,850	42,062,179

(iv)
In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” during 2000 and 2001, which was superceded by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business.  These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows.  Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts.  For the years ended December 31, 2000, 2001, and 2002 no additional amounts were recorded for impairment under U.S. GAAP.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)	Negative goodwill

Under Chilean GAAP, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill.  Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years.  Under U.S. GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of over the purchase price is allocated proportionately to reduce the values assigned to non-current assets.  If the allocation reduces the non-current monetary assets to zero, the remainder of the excess is recorded as a deferred credit account called negative goodwill.  The effects of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment, as compared to the amortization of negative goodwill under Chilean GAAP, and the reversal of negative goodwill write-offs described in paragraph (g), which did not meet the U.S. GAAP impairment criteria for long-lived assets under SFAS No. 144 described above, and conforming depreciation methods are included in paragraph (u) below.

i)	Capitalized interest and exchange differences

In accordance with Chilean GAAP, the Company has capitalized both interest on debt directly related to property, plant and equipment under construction and finance costs corresponding to exchange differences generated by the loans associated with such assets. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (u) below.

j)	Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies is recorded directly in the parent company’s equity.  Under U.S. GAAP, such costs must be charged to income as incurred.  The effects are included in paragraph (u) below.

k)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (u) below to reflect the unrecorded dividend liability, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

l)	Capitalized general and administrative expenses

Until 1993 under Chilean GAAP, Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of construction-in-progress because a substantial portion of the efforts of management were involved in the administration of major projects.  Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the constructions of specific projects.  The effects of eliminating capitalized general and administrative expenses and the related depreciation for U.S. GAAP purposes are shown below under paragraph (u).

m)	Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997.  Since that date employees have continued to be made redundant pursuant to this plan.  In accordance with U.S. GAAP at that time, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must have been a plan that specifically includes notification of such employees prior to the balance sheet date.  As of December 31, 2002, this requirement had not been met.  The effect of eliminating the accrued liability recognized is presented in paragraph (u) below.

n)	Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis International Limited, Chilectra S.A. and Chilectra International Limited, Endesa Argentina recognized income related to an adjustment of the share purchase price.  Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined.  As described in paragraph (g), the Company determined goodwill amounts recorded in investments in Argentina was impaired as of January 1, 2002, thus the adjustment in selling price of investment is a basis difference between Chilean and U.S. GAAP that will be eliminated after the impairment charge is recorded.  The effects of the adjustments to conform to U.S. GAAP are included under paragraph (u) below.

o)	Translation of Financial Statements of Investments Outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“BT 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars. The Company’s foreign subsidiaries in Argentina, Peru, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are remeasured into US dollars.  The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
•	All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollar and the local currency.
•	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.
•	The effects of any exchange rate fluctuations between the local currency and the US dollar are included in the results of operations for the period.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US Dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

The amount of net foreign exchange gains and losses included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThCh$535,235, ThCh$11,888,657, and ThCh$9,314,037 for the years ended December 31, 2000, 2001 and 2002, respectively.

In the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP.  Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Form 20-F.

p)	Derivative instruments

Under Chilean GAAP, forward foreign exchange contracts and currency swaps are used to hedge existing balance sheet risks or “fair value” hedges, while interest swaps and collars are used to hedge against future transaction risks or “cash flow” hedges.  Fair value hedges are recorded at fair values with losses recorded at the time of their estimation and gains deferred until the transaction date or to the extent losses have been previously recorded, while gains and losses from cash flow hedges are deferred until the transaction date.  The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP.  Realized gains and losses are recorded in “Other non-operating income and expense”.

Prior to January 1, 2001. under U.S. GAAP, contracts that were designated and effective as hedges of existing assets and liabilities were recorded at the closing spot exchange rate and included in earnings with the initial discount or premium is amortized over the life of the contract as interest expense.  However, contracts not designated or effective as hedges were recorded at fair value with the unrealized gains and losses recognized in income.  For contracts with fair values different from the values of the contracts at the closing spot exchange rate, a difference between U.S. and Chilean GAAP resulted.  The effects of the difference were not considered material to the consolidated financial statements and accordingly were not previously included in paragraph (u) below.

Currently under U.S. GAAP, the accounting for derivative instruments is described in SFAS No. 133 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (SFAS No. 133) and other complementary rules and amendments.  SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.  SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.  Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The Company adopted SFAS No. 133, as amended, on January 1, 2001.  SFAS No. 133 required that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in acounting principle in accordance with Accounting Principles. Board Opinion No. 20, “Accounting Changes.”  Statement 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain embedded derivative instruments. As permitted under this standard, the Company has applied SFAS No. 133 to only those embedded instruments that were issued, acquired, or substantively modified after January 1, 1999.

SFAS No. 133, in part, allows special hedge accounting for “fair value” and “cash flow” hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period.  The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, these operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP.  Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements.  For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value.  The Company separately measures embedded derivatives as freestanding derivatives instruments at their estimated fair values recognizing changes in earnings when they occur.

Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques.  These estimates of fair value include assumptions made by the Company about market variables that may change in the future.  Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar.  This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar.  Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments.  Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 11 (c) and Note 21 (e) for further detail).  The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The effect of adopting SFAS No. 133 as of January 1, 2001, resulted in a cumulative effect on net income of ThCh$32,331,394, which is presented net of deferred taxes of ThCh$41,390,632 and minority interest under the caption “Cumulative effect of changes in accounting principles.”  The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the year ended December 31, 2002 is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (u) below.

q)	Sale of subsidiary

Corresponds to the reversal of the December 31, 1999 accumulated adjustments to U.S. GAAP which under U.S. GAAP would have been included in the determination of any gain or loss on sale made in connection with the subsidiary Compañía Nacional de Transmisión Eléctrica S.A. (Transelec) as this subsidiary was sold during 2000.

r)	Reorganization of subsidiaries

This adjustment corresponds to the reorganization of the Company’s subsidiaries Central Costanera and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina.  Under Chilean GAAP, the Company recorded the transactions under the pooling method, using the book values of the net assets acquired under merger accounting.

Under U.S. GAAP the exchange of shares between entities under common control is recorded at book values. To the extent that shares in CBA were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiary Central Costanera.  The difference in fixed asset basis between Chile and U.S. GAAP results in a greater depreciation expense to be recorded under U.S. GAAP over the remaining estimated useful life of 20 years.  The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (u) below.

s)	Assets held for sale

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur.  Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided all the criteria are met.  Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell.  Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002.  The following assets to be sold meet the definition of segments, reporting units or long-lived assets held for sale:

•	Central Canutillar power plant
•	Gas Atacama transmission lines
•	CELTA transmission lines
•	Infrastructura 2000 S.A.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that one of the assets’ fair value less cost to sell was lower than the carrying value of those assets.  Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale which varied from October to December 2002.  The effect of these adjustments is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (u) below.

t)	Elimination of discontinued operations

Under Chilean GAAP, no restatement to the financial statement information presented in previous years is required after a divestiture has occurred.  Under US GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component which will be eliminated from the ongoing operations of an entity as a result of a disposal transaction and will not have any significant continuing involvement in the operations of a component after the disposal transaction.

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups.  Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer.  Infrastructura 2000 meets the conditions for discontinued operations because it has distinct and separable financial results from operations and cash flows.  As a result of the disposal the results of operations of the reporting unit have been eliminated from the ongoing operations of Endesa-Chile, as Endesa-Chile will not have any continuing involvement in the operations of Infrastructura 2000 after it is sold.  The effect of restating discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph (u) below.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

u)	Effects of conforming to U.S. GAAP:

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	Years Ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	114,924,893	72,160,018	(9,319,056)
Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	1,236,718	981,019	2,488,537
Amortization of intangibles	287,410	60,309	—
Deferred income taxes (paragraph c)	(19,821,931)	(16,517,586)	2,358,419
Staff severance indemnities (paragraph d)	586,525	(32,288)	(120,975)
Pension and post-retirement benefits (paragraph e)	—	—	836,617
Investments in related companies (paragraph f)	—	(5,661,056)	20,860,935
Amortization of goodwill (paragraph g)	(4,505,336)	(2,854,795)	(31,002,875)
Amortization of negative goodwill (paragraph h)	(30,318,777)	(29,532,731)	(76,496,129)
Capitalized interest and exchange differences (paragraph i)	(2,889,526)	(13,613,880)	(9,671,255)
Accumulated deficit during the development stage (paragraph j)	156,770	(80,720)	(7,968,156)
Capitalized general and administrative expenses (paragraph l)	(1,614,200)	(126,967)	1,946,070
Involuntary employee termination benefits (paragraph m)	(2,693,049)	(8,797)	(347,089)
Adjustment in selling price of investment (paragraph n)	133,954	(76,430)	4,491,313
Derivative instruments (paragraph p)	—	11,326,993	25,675,345
Sale of subsidiaries (paragraph q)	23,022,109	—	—
Reorganization of subsidiaries (paragraph r)	—	—	(319,781)
Assets held for sale (paragraph s)	—	—	(887,241)
Elimination of discontinued operations (paragraph t)	(270,034)	(597,763)	(247,778)
Effects of minority interest on the U.S. GAAP adjustments	18,619,735	(17,292,014)	2,576,692

Income (loss) from continuing operations in accordance with U.S. GAAP before cumulative effect of changes in accounting principles and discontinued operations	96,855,261	(1,866,688)	(75,146,407)
Cumulative effect of changes in accounting principles, net of taxes and minority interest	—	32,331,394	—

Income (loss) from continuing operations in accordance with U.S. GAAP before discontinued operations	96,855,261	30,464,706	(75,146,407)
Income from discontinued operations, net of taxes and minority interest (paragraph t)	433,477	474,175	275,290

Net income (loss) in accordance with U.S. GAAP	97,288,738	30,938,881	(74,871,117)
Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP	535,235	3,035,615	9,082,747
Cumulative translation adjustment related to U.S. GAAP adjustments	(8,945,782)	(12,451,366)	(6,540,230)

Comprehensive income (loss) in accordance with U.S. GAAP	88,878,191	21,523,130	(72,328,600)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,446,549,434	1,430,635,320
Reversal of revaluation of property, plant and equipment (paragraph b)	(8,843,086)	(6,588,182)
Deferred income taxes (paragraph c)	(242,601,300)	(250,858,749)
Staff severance indemnities (paragraph d)	(2,321,770)	(2,442,745)
Pension and post-retirement benefits (paragraph e)	—	836,617
Investments in related companies (paragraph f)	(17,385,749)	4,286,240
Goodwill (paragraph g)	54,574,554	27,050,745
Negative goodwill (paragraph h)	(159,918,346)	(246,889,338)
Capitalized interest and exchange differences (paragraph i)	(34,615,162)	(44,786,431)
Minimum dividend (paragraph k)	(7,940,938)	—
Capitalized general and administrative expenses (paragraph l)	(26,801,224)	(25,675,535)
Reversal of accrual of certain involuntary employee termination benefits (paragraph m)	412,753	92,700
Adjustment in selling price of investment (paragraph n)	(4,215,211)	—
Derivative instruments (paragraph p)	152,177,388	189,311,518
Reorganization of subsidiaries (paragraph r)	5,997,065	6,070,100
Assets held for sale (paragraph s)	—	(887,241)
Discontinued operations (paragraph t)	—	724,763
Effects of minority interest on the U.S. GAAP adjustments	(28,774,965)	(26,683,650)

Shareholders’ equity in accordance with U.S. GAAP	1,126,293,443	1,054,196,132

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Shareholders’ equity in accordance with U.S. GAAP – January 1,	1,106,676,190	1,126,293,443

Dividends paid during the year	(8,109,895)	(7,709,649)
Reversal of dividends payable as of previous balance sheet date	8,147,891	7,940,938
Minimum dividend (paragraph k)	(7,940,938)	—
Cumulative translation adjustment	(9,415,751)	2,542,517
Reorganization of subsidiaries (paragraph r)	5,997,065	—
Net income (loss) in accordance with U.S. GAAP for the year	30,938,881	(74,871,117)

Shareholders’ equity in accordance with U.S. GAAP – December 31,	1,126,293,443	1,054,196,132

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

II.	Additional Disclosure Requirements:

a)	Goodwill and negative goodwill:

The following is an analysis of goodwill and negative goodwill, determined on a Chilean GAAP basis, as of December 31, 2001 and 2002, respectively:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Goodwill	172,533,924	187,172,109
Less: accumulated amortization	(47,565,283)	(159,240,307)

Goodwill, net	124,968,641	27,931,802

Negative goodwill	376,765,873	402,026,565
Less: accumulated amortization	(210,284,508)	(310,301,424)

Negative goodwill, net	166,481,365	91,725,141

b)	Basic and diluted earnings per share:

	Year ended December 31,

	2000	2001	2002

	Ch$	Ch$	Ch$
Chilean GAAP (loss) earnings per share (1)	14.01	8.80	(1.14)
U.S. GAAP (loss) earnings per share (1):
U.S. GAAP (loss) earnings per share from continuing operations before cumulative effect of changes in accounting principles and discontinued operations	11.81	(0.23)	(9.16)
Cumulative effect of changes in accounting principles	—	3.94	—
U.S. GAAP (loss) earnings per share before cumulative effect of change in accounting principle and discontinued operations	11.81	3.71	(9.16)
U.S. GAAP (loss) earnings per share from discontinued operations	0.05	0.06	0.03
U.S. GAAP (loss) earnings per share	11.86	3.77	(9.13)
Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755

(1)
There are no requirements to provide earnings per share disclosures under Chilean GAAP.  The earnings per share figures disclosed above for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year.  The Company has not issued convertible debt or equity securities.  Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

c)	Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2000

	Chile	Argentina	Brazil	Peru	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Chilean GAAP	(43,485,393)	(8,808,724)	(6,947,045)	(1,287,503)	(14,990,140)	(75,518,805)
Deferred income taxes as determined under US GAAP	(15,149,708)	(4,008,152)	3,752,894	(20,127,061)	499,728	(35,032,299)

Total income tax provision under US GAAP	(58,635,101)	(12,816,876)	(3,194,151)	(21,414,564)	(14,490,412)	(110,551,104)

	2001

	Chile	Argentina	Brazil	Peru	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Chilean GAAP	1,047,609	(3,726,100)	(3,369,575)	(8,211,372)	(17,553,103)	(31,812,542)
Deferred income taxes as determined under US GAAP	(12,534,853)	(52,793,111)	1,192,283	(11,913,227)	(6,141,020)	(82,189,928)

Total income tax provision under US GAAP	(11,487,244)	(56,519,211)	(2,177,292)	(20,124,599)	(23,694,123)	(114,002,470)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2002

	Chile	Argentina	Brazil	Peru	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	452,306	(256,422)	(2,580,681)	(12,657,619)	(24,887,381)	(39,929,797)
Deferred income taxes as determined under Chilean GAAP	(13,758,605)	—	—	(18,119,716)	1,179,720	(30,698,601)

Total income tax provision under Chilean GAAP	(13,306,299)	(256,422)	(2,580,681)	(30,777,335)	(23,707,661)	(70,628,398)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	(2,620,091)	3,077,828	(1,473,869)	(18,249,243)	(3,448,104)	(22,753,479)
Deferred tax effect of adjustment to U.S. GAAP	9,923,986	(7,863,623)	196	21,345,787	1,705,552	25,111,898

Total U.S. GAAP adjustments	7,303,895	(4,785,795)	(1,473,673)	3,056,544	(1,742,552)	2,358,419

Total income tax provision under U.S. GAAP	(6,002,404)	(5,042,217)	(4,054,354)	(27,720,791)	(25,450,213)	(68,269,979)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Deferred tax assets (liabilities) in accordance with U.S. GAAP as of each balance sheet date is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Deferred income tax assets
Property, plant and equipment	—	12,939,170
Severance indemnities	2,326,166	415,266
Prepaid income	—	1,469,920
Finance costs	—	117,034
Derivative contracts	4,550,156	—
Vacation accrual	1,009,517	324,095
Tax losses (1)	50,198,846	61,016,219
Contingencies	—	2,330,088
Forward contracts and swaps	—	584,992
Leasing receivables	—	2,301,708
Allowance for doubtful accounts	—	49,117
Salaries for constrution-in-progress	—	9,510,247
Provision for employee obligations	—	911,197
Negative goodwill	—	14,403,748
Other events	11,093,495	1,360,704
Valuation allowance	—	(2,271,667)

Total deferred income tax assets	69,178,180	105,461,838

Deferred income tax liabilities
Property, plant and equipment	259,405,295	301,872,455
Severance indemnities	—	331,549
Finance costs	—	13,755,855
Derivative contracts	61,181,448	69,238,975
Imputed interest on construction	—	4,863,433
Cost of studies	—	7,972,554
Spare parts used	—	1,086,289
Bonds discount	—	234,642
El Chocón investments	—	2,897,791
Capitalized costs	—	1,357,961
Fair value adjustments	—	2,124,211
Other events	21,060,046	5,569,889

Total deferred income tax liabilities	341,646,789	411,305,604

Net deferred tax assets (liabilities)	(272,468,609)	(305,843,766)

(1)	Tax loss carryforwards relate primarily to Chilean entities. In accordance with the current enacted tax law in Chile such tax losses may be carried-forward indefinitely.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income is as follows:

	2000

	Chile	Argentina	Peru	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean GAAP (15%)	(18,236,855)	(4,155,928)	(8,141,485)	(4,542,596)	(5,708,339)	(40,785,203)
Effect of difference in foreign tax rates		(5,541,238)	(8,141,486)	(5,753,955)	(7,611,119)	(27,047,798)
Increase (decrease) in retes resulting from:
Price-level restatement not accepted for tax purposes	(11,326,630)	17,057	—	—	(2,115,577)	(13,425,150)
Non deducible items	(2,789,819)	(3,667,241)	—	(215,648)	887,189	(5,785,518)
Non taxable items	—	(57,263)	(5,131,594)	7,922,945	(442,294)	2,291,794
Sale of subsidiary	(26,281,797)	—	—	—	—	(26,281,797)
Others	—	587,738	—	(604,898)	499,729	482,568

Tax expense at effective tax rate	(58,635,101)	(12,816,875)	(21,414,565)	(3,194,152)	(14,490,411)	(110,551,104)

	2001

	Chile	Argentina	Peru	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean GAAP (15%)	(12,046,320)	(22,968,937)	(7,756,738)	(2,304,735)	(3,439,929)	(48,516,659)
Effect of difference in foreign tax rates	—	(30,625,250)	(7,756,738)	(3,072,980)	(4,586,572)	(46,041,540)
Increase (decrease) in retes resulting from:
Price-level restatement not accepted for tax purposes	(8,148,982)	471,398	472,813	1,154,998	(14,976,551)	(21,026,324)
Non deducible items	18,260,989	(253,562)		316,500	(691,070)	17,632,857
Non taxable items	—	—	(5,083,936)	1,728,925	—	(3,355,011)
Others	—	(3,142,861)		—	—	(3,142,861)
Effects of Chilean tax rate increase	(9,552,932)	—		—	—	(9,552,932)

Tax expense at effective tax rate	(11,487,245)	(56,519,212)	(20,124,599)	(2,177,292)	(23,694,122)	(114,002,470)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2002

	Chile	Argentina	Peru	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean GAAP (16%)	(5,652,822)	(4,131,451)	(7,926,874)	21,223,745	(18,081,113)	(14,568,515)
Effect of difference in foreign tax rates	—	(4,906,098)	(8,670,019)	(1,626,154)	(6,535,805)	(21,738,076)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(6,232,611)	—	—	—	(665,672)	(6,898,283)
Deductible items	1,268,782	(10,461,230)	(5,243,596)	(23,651,945)	198	(38,087,791)
Non-deducible items	2,948,479	14,151,602	(7,400,496)	—	1,265,661	10,965,246
Prior years’ income tax	—	—	—	—	509,651	509,651
Other	1,665,768	304,960	1,520,194	—	(1,943,133)	1,547,789

Tax benefit (expense) at effective tax rate	(6,002,404)	(5,042,217)	(27,720,791)	(4,054,354)	(25,450,213)	(68,269,979)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

d)	Segment disclosure

The Company is primarily engaged in the generation of electricity in Chile, Argentina, Brazil, Colombia and Peru.  The Company provides these and other services through two business segments:

•	Electricity
•	Public works and concessions

As the Company’s public works and concessions segment does not meet any of the quantitative thresholds for separate disclosure, the Company has not included quantitative disclosures by operating segment.

The methods of revenue recognition by segment are as follows:

•	Electricity

Revenue is recognized when energy and power output is delivered and capacity is provided at rates specified under contract terms or prevailing market rates.

•	Public works and concessions

Revenue is recognized as services are provided.

A summary of activities by geographic area is as follows:

	Revenues			Long-lived assets

	Year ended December 31,			As of December 31,

	2000	2001	2002	2000	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	339,648,526	421,007,417	444,750,034	2,222,901,468	2,270,418,176	2,194,926,386
Argentina	282,882,205	227,980,443	98,155,143	698,259,697	729,943,984	696,850,165
Brazil	57,435,565	67,266,817	51,404,259	473,739,126	527,915,234	481,515,429
Colombia	173,174,898	220,309,469	226,219,968	1,419,852,299	1,561,972,850	1,738,529,384
Peru	84,509,122	108,715,174	117,569,147	678,727,207	744,446,251	777,244,863

Total	937,650,316	1,045,279,320	938,099,151	5,493,479,797	5,834,696,495	5,889,066,227

e)	Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customer accounted for more than 10% of revenues for the years ending December 31, 2000, 2001 and 2002.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

f)	Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter, including the effect of the refinancing of debt as discussed in Note 32:

As of December 31, 2002

ThCh$
2003	745,646,709
2004	154,579,149
2005	223,704,105
2006	506,391,713
2007	297,362,572
Thereafter	1,303,630,057

Total	3,231,314,305

g)	Disclosure regarding interest capitalization:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest cost incurred	248,640,551	259,345,341	212,800,395
Interest capitalized under Chilean GAAP	6,578,656	10,704,790	25,502,786
Interest capitalized under U.S. GAAP	6,578,656	10,704,790	9,671,255

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)	Cash flow information:

The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	201,641,436	256,695,774	352,208,645
Development stage companies	—	58,615	43,874

Cash provided by operating activities under U.S. GAAP	201,641,436	256,754,389	352,252,519

Cash provided by (used in) by financing activities under Chilean GAAP	(750,770,867)	(83,836,187)	(218,971,912)
Repurchase of Yankee Bonds	—	(109,918,922)	—
Development stage companies	—	—	—

Cash provided by (used in) financing activities under U.S. GAAP	(750,770,867)	(193,755,109)	(218,971,912)

Cash provided by (used in) investing activities under Chilean GAAP	485,925,393	(112,505,966)	(113,388,841)
Repurchase of Yankee Bonds	—	109,918,922	—
Development stage companies	—	(27,654)	—

Cash provided by (used in) investing activities under U.S. GAAP	485,925,393	(2,614,698)	(113,388,841)

(i)	Cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Cash	4,745,511	5,024,238	7,450,853
Time deposits	25,598,717	88,952,041	90,071,189
Restricted time deposits	—	—	25,342,942

Total cash and cash equivalents	30,344,228	93,976,279	122,864,984

(ii)	Additional disclosures required under U.S. GAAP are as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest paid during the year	248,640,550	212,679,454	220,102,284
Income taxes paid during the year	70,315,658	68,521,084	107,871,719

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

i)	Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2001 and 2002 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

•	Long-term accounts receivable

The fair value of long-term accounts receivable was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities.

•	Long-term debt

The fair value of long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

•	Derivative instruments

Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques.  These estimates of fair value include assumptions made by the Company about market variables that may change in the future.  Changes in assumptions could have a significant impact on the estimate of fair values disclosed.  As a result such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The estimated fair values of the Company’s financial instruments compared to U.S. GAAP carrying amounts are as follows:

	As of December 31,

	2001		2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	ThCh$	ThCh$	ThCh$	ThCh$
Cash	5,024,238	5,024,238	7,450,853	7,450,853
Time deposits	88,952,041	88,952,041	90,071,189	90,071,189
Current receivables, net	91,879,870	91,879,870	88,254,540	88,254,540
Notes receivables, net	162,773	162,773	1,010,451	1,010,451
Other receivables, net	19,883,555	19,883,555	17,922,487	17,922,487
Amounts due from related companies	40,355,991	40,355,991	219,504,354	219,504,354
Long term receivables	44,335,067	44,335,067	19,157,436	19,157,436
Long term amounts due from related companies	170,667,792	170,667,792	898,130	898,130
Accounts payable	(77,273,825)	(77,273,825)	(66,686,654)	(66,686,654)
Dividends payable	(75,871)	(75,871)	(727,268)	(727,268)
Short term amounts payables to related companies	(64,544,584)	(64,544,584)	(52,235,790)	(52,235,790)
Long-term debt and bonds payable	(2,650,041,495)	(2,876,643,596)	(3,231,314,305)	(3,216,757,427)
Long term accounts payable to related companies	(445,507,841)	(445,507,841)	(48,663,658)	(48,663,658)
Derivative contracts	3,067,592	3,067,592	214,240,710	214,240,710

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

k)	Derivative instruments

The Company is exposed to the impact of market fluctuations in the price of electricity, primary materials such as natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates.  The Company employs policies and procedures to manage its risks associated with these market fluctuations on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives.  All derivatives not qualifying for the normal purchase and sales exemption under SFAS No. 133 are recorded at their fair value.  On the date that swaps, futures, forwards or option contracts are entered into, the Company designates the derivative as either a normal purchase or sale contract or leaves the derivative undesignated and marks it to market, with the exception of net investment hedges.  The Company does not have the appropriate documentation in place to designate contracts as hedges of a forecasted transaction or future cash flows (cash flow hedge) or as a hedge of a recognized asset, liability or firm commitment (fair value hedge).

The Company has classified their derivatives into the following general categories:  commodity derivatives, embedded derivatives, and financial derivatives. Certain energy and other contracts for the Company’s operations in Chile are denominated in the US dollar.  According to SFAS No. 133, an embedded foreign currency derivative should be separated from the host contract because none of the applicable exclusions are met.  For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in paragraph (o), thus the functional currency of these subsidiaries was the US dollar as these subsidiaries were remeasured into US dollars because foreign subsidiaries operate in countries exposed to significant risks as determined under BT 64.

The following is a summary of the Company’s adjustment to fair values for all identified derivative contracts, at the date of implementation of SFAS No. 133 on January 1, 2001 and as of December 31, 2001 and 2002.

	As of January 1,	As of December 31,

	2001	2001	2002

	ThCh$	ThCh$	ThCh$
Commodity derivatives	125,456,995	175,080,544	218,474,062
Embedded derivatives	(3,700,443)	(3,876,592)	(16,952,690)
Financial derivatives	(8,631,797)	(19,026,564)	(12,209,854)

	113,124,755	152,177,388	189,311,518
Effects of minority interest	(39,402,729)	(57,135,642)	(70,816,419)
Deferred tax effects	(41,390,632)	(57,578,011)	(71,659,822)

Net effect of adjustment	32,331,394	37,463,735	46,835,277

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Commodity derivatives

Certain of the Company’s generation and distribution commodity contracts meet the definition of a derivative under SFAS No. 133 and are required to be accounted for at fair value.  These are contracts that (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) do not have a net settlement provision but has the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

The Company’s commodity contracts that are requirements contracts were concluded to not have notional amounts, if they only had maximum amounts or no specified amounts, and did not include an implicit minimum amount in a settlement or a default clause.  A requirements contract allows the purchaser to use as many units of power as required in order to satisfy its actual needs for power during the period of the contract, and the party is not permitted to buy more than its actual needs.

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded.  However, only certain participants have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a case-by-case basis.  The Company has concluded that multiple-delivery long-term power contracts meet the net settlement characteristic.  Multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement.

Derivative contracts were evaluated for qualification under the normal purchase and sale exception, if it was probable the contracts would result in physical delivery, and if the contract did not contain a price that was tied to an unrelated underlying, such as, the U.S. Price for Finished Products (PPI) index, or if the price of the contract is denominated in a currency other than the functional currency of one of the parties to the contract and the commodity is not internationally denominated in that currency.  The Company does not consider the local country or U.S. Consumer or Purchase Price Indexes to be clearly and closely related to the energy purchased or sold because these indices measure the level of price changes of certain items in the economy and are not a direct factor in the production of energy.

The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets.  In order to calculate the fair values of the purchase and sale contracts related to the energy to be sold in the Brazilian market, the Argentine market prices were used.  The Company believes this is the best measure for fair value, because in the event that the Brazilian market prices are below the cost to produce the energy in Argentina, the Company will sell the energy in Argentina and purchase the energy from the spot market in Brazil.  Additionally, the interconnection line was established to sell energy generated in Argentina in the Brazilian market, as the Brazilian energy market heavily relies on hydro-electric generation and has historically had significant problems with meeting its energy needs economically due to lack of rainfall.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Because both the purchases and sales interconnection contracts are for periods up to 20 years in complex markets, where no similar term forward market information is available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques. The Company has recorded the best estimate of fair value, however with different assumptions such as interest rates, inflation rates, exchange rates, electricity rates, and increases in cost trends, materially different fair values could result.  As a result such estimates are highly volatile and dependent upon the assumptions used.

The assumption to measure the fair value of these interconnection related contracts using the Argentine market prices has a significant effect on the Company’s net income and shareholder’s equity.  If Brazilian market prices had been used instead of Argentine prices estimated fair values of the related energy contracts a significantly different fair value would result.  The Company considers the Argentine prices to be the correct benchmark to value the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian market to any parties other than those currently contracted.  Therefore the Company views the interconnection as an extension of the Argentine market and as a more appropriate measure of the fair value of energy.  Such values are included in the reconciliation to U.S. GAAP in paragraph (u).

Embedded Derivative Contracts

The Company enters into certain contracts that have embedded features that are not clearly and closely related to the host contract.  As specified in SFAS No. 133, bifurcation analysis focuses on whether the economic characteristics and risks of the embedded derivative are clearly and closely related to the economic characteristics and risks of the host contract.  In certain identified contracts, the host service contract and the embedded feature are not indexed to the same underlying and changes in the price or value of service will not always correspond to changes in the price of the commodity to which the contract is indexed. U.S. GAAP requires embedded features to be measured at fair value as freestanding instruments.  Unless the embedded contracts are remeasured at fair value under otherwise applicable GAAP, the embedded feature must be valued at fair value with changes in fair value reported in earnings as they occur.

Embedded foreign currency derivative instruments are not separated from the host contract and considered a derivative instrument if the host contract is not a financial instrument and it requires payments denominated in either: (1) the functional currency of any substantial party to the contract, (2) the local currency of any substantial party to the contract, (3) the currency used because the primary economic environment is highly inflationary, or (4) the currency in which the good or service is routinely denominated in international commerce.

Financial Derivatives

Changes in interest rates expose the Company to risk as a result of its portfolio of fixed-rate and variable-rate debt.  The Company manages interest rate risk exposure on a global basis by limiting its variable-rate and fixed-rate exposures to certain variable/fixed mixes set by policy.  The Company manages interest rate risk through the use of interest rate swaps and collars and cross-currency swaps. The Company does not enter into financial instruments for trading or speculative purposes.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Net Investment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar.  This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar.  Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments.  Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 11 (c) and Note 21 (e)(1) for further detail).  The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

k)	Reclassifications under U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP.  Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income.  Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under U.S. GAAP.  Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP.  Income from discontinued operations would be presented after income from continuing operations under U.S. GAAP.  Additionally, the extraordinary loss recognized under Chilean GAAP in 2002 would be reclassified to income taxes as the Colombian democracy tax does not meet the definition of extraordinary in accordance with U.S. GAAP.  These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial. The following reclassifications included in the column labeled “Reclassifications” disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

	Years ended December 31, 2000

	Chilean GAAP	Reclassification	U.S. GAAP Presentation

	ThCh$	ThCh$	ThCh$
Operating income	266,929,008	241,360,710	508,289,718
Non-operating expense, net	(36,075,951)	(201,472,114)	(237,548,065)
Income taxes	(88,483,851)	116,662	(88,367,189)
Minority interest	(68,580,912)	183,276	(68,397,636)
Equity participation in income of related
companies, net	—	678,030	678,030
Amortization of negative goodwill	41,136,598	(41,136,598)	—

Income from continuing operations	114,924,892	(270,034)	114,654,858
Income from discontinued operations	—	270,034	270,034

Net income	114,924,892	—	114,924,892

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Years ended December 31, 2001

	Chilean GAAP	Reclassification	U.S. GAAP Presentation

	ThCh$	ThCh$	ThCh$
Operating income	347,975,163	19,745,852	367,721,015
Non-operating expense, net	(247,798,496)	28,077,502	(219,720,994)
Income taxes	(39,911,895)	7,037,413	(32,874,482)
Minority interest	(34,015,850)	400,190	(33,615,660)
Equity participation in income of related companies, net	—	(9,947,624)	(9,947,624)
Amortization of negative goodwill	45,911,096	(45,911,096)	—

Income from continuing operations	72,160,018	(597,763)	71,562,255
Income from discontinued operations	—	597,763	597,763

Net income	72,160,018	—	72,160,018

	Years ended December 31, 2002

	Chilean GAAP	Reclassification	U.S. GAAP Presentation

	ThCh$	ThCh$	ThCh$
Operating income	346,224,491	(93,560,578)	252,663,913
Non-operating expense, net	(313,424,918)	170,203,364	(143,221,554)
Income taxes	(70,628,398)	(10,636,547)	(81,264,945)
Extraordinary loss	(10,930,092)	10,930,092	—
Minority interest	(46,478,294)	163,549	(46,314,745)
Equity participation in income of related companies, net	—	8,570,497	8,570,497
Amortization of negative goodwill	85,918,155	(85,918,155)	—

Income from continuing operations	(9,319,056)	(247,778)	(9,566,834)
Income from discontinued operations	—	247,778	247,778

Net income	(9,319,056)	—	(9,319,056)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP.  Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP.  Debt discounts are included in other assets in Chilean GAAP while the discount would be offset against the debt under U.S. GAAP.  The amounts receivable and payable related to financial derivatives have been recorded in the balance sheet at their gross amounts, whereas, these amounts would have been recorded at their net amounts by financial institution under U.S. GAAP, provided the contracts have net settlement provisions.  Negative goodwill would be presented as a deduction to property, plant, and equipment instead of a separate line-item in other assets.  As of December 31, 2002, the non current assets and long-term liabilities of the assets held for sale would be reclassified to current assets and current liabilities, respectively.  The assets held for sale are Infrastructura 2000, Central Canutillar, and the CELTA transmission lines, all of which met asset held for sale criteria as of December 31, 2002.  As a result of the refinancing after the date of the balance sheet but prior to the issuance of the financial statements to be included in Form 20-F discussed in Note 32, a reclassification of ThCh$ 206,068,769 from current to long-term debt due to banks and financial institutions reflect the renegotiated maturity dates as of December 31, 2002.  These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial.

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation although the amounts displayed have been determined in accordance with Chilean GAAP:

	As of December 31, 2001

	Chilean GAAP	Reclassification	U.S. GAAP Presentation

	ThCh$	ThCh$	ThCh$
Current assets	315,256,021	(7,877,490)	307,378,531
Property, plant, and equipment, net	5,564,893,072	(166,481,365)	5,398,411,707
Other assets	481,422,276	144,269,867	625,692,143

Total assets	6,361,571,369	(30,088,988)	6,331,482,381

Current liabilities	679,343,616	(7,940,575)	671,403,041
Long-term liabilities	2,803,098,349	(22,148,413)	2,780,949,936
Minority interest	1,432,579,970	—	1,432,579,970
Shareholders’ equity	1,446,549,434	—	1,446,549,434

Total liabilities and shareholders’ equity	6,361,571,369	(30,088,988)	6,331,482,381

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	As of December 31, 2002

	Chilean GAAP	Reclassification	U.S. GAAP Presentation

	ThCh$	ThCh$	ThCh$
Current assets	542,197,771	313,526,898	855,724,669
Property, plant, and equipment, net	5,669,849,128	(406,657,050)	5,263,192,078
Other assets	312,154,497	62,448,950	374,603,447

Total assets	6,524,201,396	(30,681,202)	6,493,520,194

Current liabilities	1,134,204,259	(127,606,482)	1,006,597,777
Long-term liabilities	2,461,130,586	96,925,280	2,558,055,866
Minority interest	1,498,231,231	—	1,498,231,231
Shareholders’ equity	1,430,635,320	—	1,430,635,320

Total liabilities and shareholders’ equity	6,524,201,396	(30,681,202)	6,493,520,194

l)	Employee Benefit Plans

Endesa-Chile and its subsidiaries sponsor various benefit plans for its current and retired employees.  A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the years ended December 31, 2000 and 2001 and an assumed discount rate of 6.5% for the year ended December 31, 2002, and an estimated average service period based on the years of services for the Company.

Benefits for Retired Personnel

Other benefits provided to certain retired personnel of Endesa-Chile include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits.  Descriptions of these benefits for retired personnel are as follows:

i)	Electrical rate service

This benefit is extended only to certain retired personnel of Endesa-Chile.  These electric rate subsidies result in the eligible retired employees paying a percentage of their total monthly electricity costs, with Endesa-Chile paying the difference.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

ii)	Medical benefits

This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Endesa-Chile. This benefit expires at the time of death of the pensioner.

iii)	Supplementary pension benefits

Eligible employees are able to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare).  This benefit expires upon the death of the pensioner for the Endesa-Chile employee, however, continues to cover the surviving-spouse in the case of employees of the subsidiary Endesa-Chile.

iv)	Worker’s compensation benefits

Employees that were entitled to Worker’s compensation insurance in prior years for work related accidents receive benefits from the Company as such insurance has expired. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, with inclusion of prior-period amounts in current years income as the amounts are not considered significant to the overall financial statement presentation.  The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (u), above.  The following data are presented under U.S. GAAP for Company’s post-retirement benefit plans.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Pension Benefits		Other Benefits

	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$

Changes in benefit (obligations)
Benefit (obligations) at January 1	(13,410,712)	(16,132,799)	(2,999,954)	(2,697,762)
Foreign exchange effect	(1,482,652)	1,972,665	—	—
Net periodic expense	(2,479,224)	(3,134,800)	(568,618)	(5,292,879)
Benefits paid	1,239,789	1,559,657	870,810	835,090
Company contributions	—	—	—	—

Benefit (obligations) at December 31	(16,132,799)	(15,735,277)	(2,697,762)	(7,155,551)

Funded Status of the Plans
Projected Benefit Obligation	(17,427,604)	(16,576,827)	(4,141,087)	(8,220,596)
Fair value of plan assets	—	—	—	—

Funded status	(17,427,604)	(16,576,827)	(4,141,087)	(8,220,596)
Unrecognized prior service obligation	—	—	1,443,325	961,848
Unrecognized net loss (gain)	1,294,805	841,550	—	103,197

Net liability recorded under U.S. GAAP	(16,132,799)	(15,735,277)	(2,697,762)	(7,155,551)

	Pension Benefits		Other Benefits

	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$

Assumptions as of December 31
Weighted-average discount rate	27.4%	15.5%	9.5%	10.0%
Weighted-average salary increase	21.4%	10.2%	N/A	N/A
Weighted-average return on plan assets	—	—	—	—
Components of net periodic benefits expenses
Service cost	(605,735)	(161,342)	316,460	(4,612,213)
Interest cost	(4,300,553)	(2,199,459)	(462,277)	(241,228)
Expected return on assets	—	—	—	—
Amortization gain (loss)	2,427,064	(773,999)	—	—
Amortization of prior service obligation	—	—	(422,801)	(439,438)

Net periodic expenses	(2,479,224)	(3,134,800)	(568,618)	(5,292,879)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

m)	Comprehensive income (loss)

In accordance with U.S. GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”).  Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders’ equity.

The following represents accumulated other comprehensive income balances as of December 31, 2000, 2001 and 2002 (in thousands of constant Chilean pesos as of December 31, 2002).

	2000

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	3,602,367	(2,365,448)	1,236,919
Credit (charge) for the period	535,235	(8,945,783)	(8,410,548)

Ending balance	4,137,602	(11,311,231)	(7,173,629)

	2001

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	4,137,602	(11,311,231)	(7,173,629)
Credit (charge) for the period	3,035,615	(12,451,366)	(9,415,751)

Ending balance	7,173,217	(23,762,597)	(16,589,380)

	2002

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	7,173,217	(23,762,597)	(16,589,380)
Credit (charge) for the period	9,082,747	(6,540,230)	2,542,517

Ending balance	16,255,964	(30,302,827)	(14,046,863)

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

n)	Discontinued operations

In October of 2001, the FASB issued SFAS No. 144 which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS No. 144 in 2002. All prior year reporting periods have been restated to reflect the adoption. The application of this statement resulted in the classification, and separate financial presentation of certain entities as discontinued operations, the results of which are not included in continuing operations. There was no impairment of assets related to discontinued operations, as their fair value exceeded their carrying value. Fair values used in these calculations has been determined by using the estimated sales prices.

In 2002 the Company committed plans to dispose the 60% equity participation it held in the consolidated subsidiary, Infraestructura Dos Mil S.A.  It was accounted for as discontinued operations in accordance with SFAS No. 144 and, accordingly, amounts in reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued accounting.

The major classes of discontinued consolidated assets, consolidated liabilities and minority interest included in the Chilean GAAP Endesa-Chile consolidated Balance Sheet are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Assets:
Cash	543,989	190,065
Account receivable, net	7,276,944	14,769,412
Other current assets	2,556,811	35,355,119
Property, plant and equipment, net	177,536,030	168,496,330
Intangibles	21,445	34,420
Other assets	2,517,470	18,055,721

Total assets of discontinued operations	190,452,689	236,901,067

Liabilities:
Current liabilities	122,970,123	74,178,107
Long term liabilities	2,621,183	97,156,269
Income taxes payable (including deferred)	536,942	835,078
Minority interest	734,927	729,136

Total liabilities and minority interest of discontinued operations	126,863,175	172,898,590

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The major classes of consolidated revenues and expenses included in the Chilean GAAP Endesa-Chile consolidated Income Statement are as follows:

	Years Ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Sales	15,081,812	20,150,123	20,202,007
Costs of sales	(8,689,379)	(10,457,778)	(9,961,732)
Gross profit	6,392,433	9,692,345	10,240,275
Administrative and selling expenses	(985,710)	(1,291,432)	(1,309,638)

Operating income	5,406,723	8,400,913	8,930,637

Non operating (loss) income	(4,836,751)	(7,003,803)	(7,501,002)

Income before taxes and minority interest	569,972	1,397,110	1,429,635

Income tax	155,745	(605,137)	(972,455)
Minority interest	(292,239)	(317,798)	(181,890)

Net income for the year	433,478	474,175	275,290

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

o)	Goodwill and intangible assets

As discussed in paragraph g), Endesa-Chile adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life.  Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company’s reporting units are at the operating subsidiary level.  Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts.

In 2002 Endesa-Chile has recognized an impairment of goodwill under US GAAP of ThCh$131,751,926 net of tax of ThCh$0 and net of minority interest of ThCh$7,686,450.  In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments were estimated using discounted cash flow methodology. The goodwill impairment of ThCh$139,438,376 is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil.

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2002, by country of operation is as follows:

	Goodwill under U.S. GAAP

	January 1, 2002	Acquisitions	Cumulative Translation Adjustment	Impairment	December 31, 2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,488,196	3,271,309	—	—	4,759,505
Argentina	35,571,640	—	2,329,992	(37,901,632)	—
Brazil	95,294,807	—	6,241,937	(101,536,744)	—
Peru	19,962,227	—	1,307,449	—	21,269,676
Colombia	27,174,022	—	1,779,344	—	28,953,366

Total	179,490,892	3,271,309	11,658,722	(139,438,376)	54,982,547

The Company’s intangible assets were ThCh$ 30,585,405 and ThCh$ 32,010,352 and related accumulated amortization were ThCh$ 4,461,821 and ThCh$ 5,349,240 as of December 31, 2001 and 2002, respectively.  There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

p)	Recent accounting pronouncements

In January 2003 the Chilean Association of Accountants issued Technical Bulletin No. 72, “Combinación de Negocios Inversiones Permanentes y Consolidación de Estados Financieros”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). This standard requires that under US GAAP obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company is required to adopt SFAS No. 143 effective January 1, 2003.  The Company expects that the adoption of this statement will not result in a difference between Chilean GAAP and US GAAP in future periods, however the Company is still assessing the impact.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is “planned”. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities-an interpretation of ARB 51,” to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.  Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities.  In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 immediately to variable interest entities created after January 31, 2003 and apply it to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.  The Company does not expect the interpretation to have a material impact on the Company’s results of operation or financial position.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”  (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, “Accounting for Contingencies”. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor’s having to make payments under the guarantee is remote. The Interpretation’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company has implemented FIN 45 during December 31, 2002, noting no adjustments to US GAAP were necessary as the fair values of all direct and indirect guarantees were zero, see Note 28 for a detail of the Company’s guarantees.

On January 23, 2003, the FASB 95 Emerging Issues Taskforce issued Issue 00-21 “Issue Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.  The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. The Company is currently assessing the impact of adopting this new guidance.

Back to Index

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

q)	Investments in related companies

The following tables show combined summarized financial information of the related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos of December 31, 2002 purchasing power.

The condensed information shown here has been combined from Cía. de Interconexión Energética S.A., Compania de Energía del Mercosur S.A., Gas Atacama Generación Ltda., Gasoducto Atacama Argentina Ltda. and Gasoducto Atacama Chile Ltda. individual financial statements prepared in accordance with Chilean GAAP. For the overall effect on the financial statements of Endesa-Chile of the application of U.S. GAAP to the financial statements of these companies, see paragraph (u) above.

2002

ThCh$

Current assets	154,551,801
Non-current assets	935,515,175

Total assets	1,090,066,976

Current liabilities	138,742,653
Non-current liabilities	637,437,639

Total liabilities	776,180,292

Net sales	267,811,501

Gross profit	72,830,446

Net income (loss)	14,291,172

Endesa-Chile’s participation in net income	6,511,576

EXHIBIT INDEX

Exhibit No.	Description

1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended*

1.2	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation)*

4.1	Credit Agreement among Endesa-Chile, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc., various lenders and Citibank N.A., as administrative agent, dated May 12, 2003.

8.1	List of Subsidiaries

*	Incorporated by reference to Empresa National de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Empresa Nacional de Electricidad S.A.