Form 20-F/A
period 2002-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2004-02-25
CIK 926864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-13240
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

NATIONAL ELECTRICITY
COMPANY OF CHILE, INC	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile
Telephone No. (562) 630-9000
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered

American Depositary Shares	New York Stock Exchange
Shares	New York Stock Exchange*

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

YES	[X]	NO

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17	ITEM 18	[X]

Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER
CERTIFICATION OF CEO AND CFO

EXPLANATORY NOTE

     The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2002 filed by Empresa Nacional de Electricidad S.A. (“Endesa-Chile”) on June 30, 2003 (the “2002 Form 20-F”) is to include the amended audit reports of Deloitte & Co. S.R.L., relating to the consolidated financial statements of Endesa Argentina S.A. as of December 31, 2002, and for the year then ended, and Deloitte Touche Tohmatsu relating to the financial statements of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and for the years then ended, and CIEN – Companhia de Interconexão Energética as of December 31, 2002, and for the year then ended. These financial statements were included in our 2002 Form 20-F as originally filed and the related audit reports were previously filed by us in the 2002 Form 20-F. Except for the revisions of the above-described audit reports, no changes have been made to the 2002 Form 20-F.

     This 20-F/A consists of a cover page, this explanatory note, Items 18 and 19 (as amended) of the 2002 Form 20-F including our consolidated financial statements for the three fiscal years ended December 31, 2002, the above-described audit reports, the signature page and the required certifications of the principal executive officer and the principal financial officer of Endesa-Chile.

     Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2002 Form 20-F or reflect any events that have occurred after the 2002 Form 20-F was filed.

     Item 18. Financial Statements

Ch$ -	Chilean pesos
US$ -	United States dollars
UF -	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (b))
ThCh$ -	Thousands of Chilean pesos
ThUS$ -	Thousands of United States dollars

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

ERNST & YOUNG LTDA.

Santiago, Chile
January 24, 2003
(except for Notes 32 and 34 for which the dates are June 12, 2003)

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF Buenos Aires
Argentina

Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

AUDITORS’ REPORT

To the President and the Board of Directors of
Endesa Argentina S.A.

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended at December 31, 2001, were audited by other auditors who were member firm of a worldwide organization that has ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 8, 2002, which include emphasis paragraphs expressing the uncertainty on the Company’s capacity to meet its obligations and continue operations, and to disclose the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the Company.

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

Deloitte & Co. S.R.L. – Registro de Soc. Com. CPCE – Cap. Fed. T° 1 F° 3

2.

As described in notes 37 and 38 to the financial statements referred to above, on January 2002 the Argentine Government approved certain economic measures with a negative impact on the Argentine economy and on the Company ´s operations including: the devaluation of the Argentine peso; the default on the public external debt; the pesification of assets and liabilities denominated in foreign currency held in the country; the restriction on transfers of funds abroad, which require prior authorization from the Central Bank of the Republic of Argentina; and the pesification of the utilities rates. Taking into account that the official position of the Argentine Government related to the energy prices has not been defined yet, and that the rates of utilities renegotiation has not begun, as of the date of approval of these financial statements the future evolution of the electrical sector cannot be assessed in the short and medium term. Also, the Argentine Government continues to issue additional and supplementary measures, as described in note 28.1 to the financial statements referred to above, in respect of the “Agreement related to the work order No. 4322.” As a consequence of the economic crisis, and in particular of the electrical sector, the Company is in negotiations to reschedule the maturity of some loans. The above described situations generate uncertainties in respect of the effects of the measures, to be taken by the Argentine Government related to the economic policy and, in particular, related to the electrical sector, could have on the Company ´s consolidated financial position, the consolidated results of its operations and its future consolidated cash flows.

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

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada – GO, Brazil

1.	We have audited the balance sheets of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the related statements of income and cash flows for the years then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.	As of December 31, 2002, the Company has recorded, as current and non-current assets, accounts receivable in the amount of US$14,348 thousand and, as current liabilities, accounts payable in the amount of US$14,921 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

Centrais Elétricas Cachoeira Dourada S.A.	2

5.	The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

6.	The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the years ended December 31, 2002 and 2001 and the shareholders’ equity of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the financial statements. As described in Note 23 to the financial statements, the reported amounts of shareholders’ equity as of December 31, 2002 and the results of operations for the year then ended, under the accounting principles generally accepted in the United States of America, have been restated.

January 17, 2003 (except for Notes 22 and 23, for which the date is February 17, 2004)

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro – RJ, Brazil

1.	We have audited the balance sheet of CIEN – Companhia de Interconexão Energética as of December 31, 2002, and the related statements of income and cash flows for the year then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN – Companhia de Interconexão Energética as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.	As of December 31, 2002, the Company has recorded, as current assets, accounts receivable in the amount of US$11,928 thousand and, as current liabilities, accounts payable in the amount of US$15,185 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

CIEN – Companhia de Interconexão Energética	2

5.	The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

6.	The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and the shareholders’ equity of CIEN – Companhia de Interconexão Energética as of December 31, 2002, to the extent summarized in Note 24 to the financial statements.

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
February 1, 2002

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

Buenos Aires	PISTRELLI, DIAZ Y ASOCIADOS
March 8, 2002
EZEQUIEL A. CALCIATI
Partner

Report of Independent Accountants	Arthur Andersen y Cia. Ltda

(Translation of a report originally issued in Spanish-	Carrera 7 No. 74-09
See Note 2 to the Financial Statements)	Apartado Aéreo 075874
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
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

		As of December 31,

	Note	2001	2002	2002

		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Liabilities and Shareholders’ equity
Current liabilities:
Short-term debt due to banks and financial institutions	16a	58,718,598	109,464,066	152,328
Current portion of long-term debt due to banks and financial institutions	16b	328,523,177	266,190,846	370,425
Current portion of long-term notes payable		26,490,047	41,628,914	57,929
Promissory notes	17	—	7,567,174	10,530
Current portion of bonds payable	18a	51,987,275	486,791,417	677,407
Dividends payable		75,871	727,268	1,012
Accounts payable	19b	77,273,825	66,686,654	92,800
Miscellaneous payables		21,208,252	38,823,431	54,026
Amounts payable to related companies	6b	64,544,584	52,235,790	72,690
Accrued expenses	19a	30,908,070	38,524,968	53,610
Withholdings		3,004,285	6,440,179	8,962
Income taxes payable	8a	11,993,181	4,468,220	6,218
Deferred income taxes	8d	270,823	—	—
Other current liabilities		4,345,628	14,655,332	20,394

Total current liabilities		679,343,616	1,134,204,259	1,578,331

Long-term liabilities:
Due to banks and financial institutions	16c	835,661,938	663,188,721	922,877
Bonds payable	18b	1,665,111,726	1,451,867,591	2,020,384
Long-term notes payables		165,303,116	145,798,996	202,890
Miscellaneous payables		26,321,417	19,993,843	27,823
Amounts payable to related companies	6b	20,772,558	48,663,658	67,719
Accrued expenses	19a	31,444,250	39,214,504	54,570
Deferred income taxes	8d	29,099,863	65,897,598	91,701
Other long-term liabilities		29,383,481	26,505,675	36,885

Total long-term liabilities		2,803,098,349	2,461,130,586	3,424,849

Commitments and contingencies	28
Minority interest	20a	1,432,579,970	1,498,231,231	2,084,902

Shareholders’ equity:	21
Paid-in capital, no par value		1,039,795,887	1,039,795,887	1,446,954
Additional paid-in capital - share premium		203,968,868	203,968,868	283,838
Other reserves		69,984,148	71,330,030	99,261
Retained earnings		60,640,513	124,859,591	173,752
Net income (loss) for the year		72,160,018	(9,319,056)	(12,968)

Total shareholders’ equity		1,446,549,434	1,430,635,320	1,990,837

Total liabilities and shareholders’ equity		6,361,571,369	6,524,201,396	9,078,919

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

Endesa-Chile S.A. and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish
(Expressed in thousands of historical Chilean pesos, except as stated)

						Net income
	Number of		Additional		Retained	(loss) for the
	shares	Paid-in capital	paid-in capital	Other reserves	earnings	year	Total

	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThUS$
As of January 1, 2000	8,201,755	935,202,208	183,451,520	48,408,214	144,079,252	(176,733,788)	1,134,407,406
Transfer of prior year loss to retained earnings and other reserves	—	—	—	6,016,367	(191,056,643)	185,040,276	—
Price-level restatement of capital	—	43,954,504	8,622,221	2,275,186	6,771,725	(8,306,488)	53,317,148
Surplus deficit of subsidiaries in the development stage	—	—	—	3,229,114	(3,081,487)	—	147,627
Cumulative translation adjustment	—	—	—	504,021	—	—	504,021
Net income for the year	—	—	—	—	—	108,222,663	108,222,663

As of December 31, 2000	8,201,755	979,156,712	192,073,741	60,432,902	(43,287,153)	108,222,663	1,296,598,865

As of December 31, 2000 (1)	8,201,755	1,039,795,887	203,968,868	64,175,512	(45,967,927)	114,924,893	1,376,897,233

As of January 1, 2001	8,201,755	979,156,712	192,073,741	60,432,902	(43,287,153)	108,222,663	1,296,598,865
Transfer of prior year loss to retained earnings	—	—	—	11,574	111,565,992	(111,577,566)	—
Price-level restatement of capital	—	30,353,858	5,954,286	1,873,420	(1,530,871)	3,354,903	40,005,596
Deficit of subsidiaries in the development stage	—	—	—	(78,369)	—	—	(78,369)
Changes in equity of affiliates	—	—	—	(5,836,137)	—	—	(5,836,137)
Cumulative translation adjustment	—	—	—	11,542,385	—	—	11,542,385
Dividends	—	—	—	—	(7,873,684)	—	(7,873,684)
Net income for the year	—	—	—	—	—	70,058,270	70,058,270

As of December 31, 2001	8,201,755	1,009,510,570	198,028,027	67,945,775	58,874,284	70,058,270	1,404,416,926

As of December 31, 2001 (1)	8,201,755	1,039,795,887	203,968,868	69,984,148	60,640,513	72,160,018	1,446,549,434

As of January 1, 2002	8,201,755	1,009,510,570	198,028,027	67,945,775	58,874,284	70,058,270	1,404,416,926
Transfer of prior year income to retained	—	—	—	—	70,058,270	(70,058,270)	—
Dividends	—	—	—	—	(7,709,649)	—	(7,709,649)
Deficit of subsidiaries in the development stage	—	—	—	(7,968,156)	—	—	(7,968,156)
Price-level restatement of capital	—	30,285,317	5,940,841	2,038,374	3,636,686	—	41,901,218
Cumulative translation adjustment	—	—	—	9,314,037	—	—	9,314,037
Net loss for the year	—	—	—	—	—	(9,319,056)	(9,319,056)

As of December 31, 2002	8,201,755	1,039,795,887	203,968,868	71,330,030	124,859,591	(9,319,056)	1,430,635,320

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2002.

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2. Summary of Significant Accounting Policies, continued:

	Percentage participation as of December 31,

Company name	2000	2001		2002

	Total	Total	Direct	Indirect	Total

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.55	93.66	92.65	—	92.65
Endesa Argentina S.A. (6)	99.99	99.99	99.99	—	99.99
Endesa-Chile Internacional (1)	100.00	100.00	100.00	—	100.00
Pangue S.A.	92.48	92.48	94.97	0.02	94.99
Hidroinvest S.A. (6)	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A.	60.00	60.00	60.00	—	60.00
Hidroeléctrica El Chocón S.A. (6)	47.45	65.19	—	65.19	65.19
Central Costanera S.A. (3) (6)	51.68	51.93	—	51.93	51.93
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A.	60.04	100.00	0.10	99.90	100.00
Inecsa 2000 S.A.	58.39	97.32	—	97.32	97.32
Soc. Concesionaria Autopista Los Libertadores S.A. (5)	58.36	99.95	—	99.95	99.95
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A. (2)	85.62	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	100.00	5.10	94.90	100.00
Lajas Inversora S.A. (1)	92.88	100.00	—	100.00	100.00
Cachoeira Dourada S.A.	91.80	99.51	—	99.59	99.59
Capital de Energía S.A.	43.67	50.90	—	50.90	50.90
Emgesa S.A	22.41	51.32	—	51.32	51.32
Edegel S.A.A	37.90	63.56	—	63.56	63.56
Generandes Perú S.A. (4)	54.26	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A.	75.00	75.00	50.00	25.00	75.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00

(1)	In August 2001, the companies Lajas Holding Inc. and Endesa-Chile Overseas Co. changed their names to Lajas Inversora S.A. y Endesa-Chile Internacional, respectively.

(2)	In August 2001, Central Betania Overseas Co. merged with Central Hydroelectric Betania.

(3)	On December 1, 2001, Central Termoeléctrica Buenos Aires S.A. (CBA) merged with Central Costanera S.A.

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

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	Index	November 30,

November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%
November 30, 2002	113.46	3.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over Previous
	Index	December 31,

December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

2.	Summary of Significant Accounting Policies, continued:

	Change
Period	in Index

2000	6.2%	(1)
2001	3.0%	(2)

(1)	Equivalent to the amounts for 2000 multiplied by the change in the CPI for 2001, then by the change in the CPI for 2002.

(2)	Equivalent to the amounts for 2001 multiplied by the change in the CPI for 2002.

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

Assets and liabilities denominated in foreign currencies are detailed in Note 30. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2000	2001	2002

		Ch$	Ch$	Ch$
United States dollar (Observed)	US$	573.65	654.79	718.61
British pound sterling	£	856.58	948.01	1,152.91
Colombian peso	$ Col	0.26	0.29	0.25
New Peruvian sol	Soles	162.69	190.29	204.73
Brazilian real	Rs	294.33	282.97	203.57
Japanese yen	¥	5.01	4.99	6.07
Euro	€	538.84	578.18	752.55
French Franc (1)	FFr	82.15	88.36	—
Pool Unit (IBRD) (2)	UP	7,230,629.88	7,742,160.26	9,089,158.76
Unidad de Fomento (UF)	UF	15,769.92	16,262.66	16,744.12
Unit of Account (IBD) (2)	UC	850.92	929.26	1,093.75
Argentine peso (3)	$ Arg	573.65	385.17	219.09

(1)	Beginning on January 1, 2002, this currency is expressed in the Euro.

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

Time deposits as of December 31, 2001 and 2002 and the applicable annual interest rates and scheduled maturities as of December 31, 2002 are as follows:

			As of December 31,
	Annual	Scheduled
Financial Institution	Rate	Maturity	2001	2002

	%		ThCh$	ThCh$
Banco Nationale de Paris	2.75	Jan 01, 2003	13,048,776	693,825
Banco Santander	1.00	Jan 01, 2003	618,685	1,739,071
Banco Wiese Sudameris	1.44	Jan 02, 2003	166,454	431,166
Bank of America	0.86	Jan 01, 2003	17,553,537	5,320,419
HSBC — Bamerindus	19.06	Jan 01, 2003	586,792	4,376,961
Citibank	3.75	Jan 02, 2003	—	521,074
Banco de Credito	1.13	Jan 02, 2003	—	1,652,803
Banco Bradesco	1.44	Jan 01, 2003	—	2,677,168
Banco Continental	2.42	Jan 02, 2003	—	3,369,062
Fiduvalle	7.66	Jan 01, 2003	—	761,371
Banco Votorantim	1.46	Jan 01, 2003	—	2,236,423
Banco Pactual	1.46	Jan 01, 2003	—	2,923,141
Banco Rio de la Plata	3.50	Jan 01, 2003	—	1,947,063
Credifondos	3.04	Jan 02, 2003	—	2,279,242
Banco Itaú	3.00	Jan 01, 2003	—	213,069
Banco-Frances	2.00	Jan 01, 2003	—	439,841
Banco-Holandes	3.00	Jan 01, 2003	—	431,741
Suvalor	9.04	Jan 02, 2003	—	4,015,453
Banco de La Paz	1.10	Nov 01, 2003	—	1,346
Banco BBM	18.96	Jan 01, 2003	—	1,053,564
Citrust	6.55	Jan 01, 2003	—	475
Banco Interbank	4.05	Jan 14, 2003	391,658	2,862,988
Citibank New York	1.01	Jan 02, 2003	54,433,352	50,123,923
Banco CCF Brasil	—	—	812,623	—
Megabanco	—	—	42,296	—
Banco Boston	—	—	815,600	—
Banco Liberal	—	—	482,268	—

Total			88,952,041	90,071,189

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

c.	The most significant transactions and their effects in income (expense) for each year-ended December 31 are as follows:

		Income (expense)

	Nature of
Company	Transaction	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Interest	11,022,442	10,056,288	6,659,856
	Monetary correction	5,061,400	4,575,343	4,988,688
	Exchange difference	3,790,297	17,033,254	11,107,652
Cia. Americana Multiservicios Ltda.	Services	—	—	33,800
Central Generadora Termoeléctrica de Fortaleza	Services	—	—	473,819
	Exchange difference	—	—	(21,636)
Com. de Energía del Mercosur S.A.	Sale of energy	—	22,810,613	19,152,859
	Purchase of energy	—	(15,347,195)	(1,958,213)
	Interest	—	—	(62,519)
Codensa S.A.	Purchase of energy	—	(9,934,087)	(13,349,184)
	Sale of energy	59,389,039	70,772,410	73,383,377
	Services	—	—	104,917
	Services	—	—	(132,730)
	Interest	—	(2,326,307)	(4,264,231)
Cía. Transmisión del Mercosur S.A.	Purchase of energy	—	(3,985,903)	(1,397,696)
Cía. Interconexión Energética S.A.	Sale of energy	39,696,963	46,839,739	26,990,992
	Services	471,433	903,382	135,856
Empresa Propietaria de la Red	Services	—	—	346,994
Chilectra S.A.	Sale of energy	92,856,351	102,600,017	108,965,952
	Services	715,110	795,144	1,892,845
	Services	—	—	(42,173)
	Interest	37,974	—	—
Empresa Eléctrica Piura S.A.	Sale of energy	2,472,161	938,354	1,457,382
Enersis S.A.	Interest	(11,393,283)	(316,444)	(3,450,691)
	Services	—	447,622	552,533
	Exchange difference	(218,105)	(3,346,391)	224,996
	Monetary correction	(291,245)	(365,636)	(575,875)
Enersis agencia	Interest	(442,798)
Enersis Energía de Colombia S.A.	Sale of energy	10,668,648	2,934,525	—
Enersis de Argentina S.A.	Exchange difference	—	—	1,848
Etevensa	Sale of energy	1,794,940	3,063,312	5,757,877
Electrogas S.A.	Purchase of gas	—	(2,449,634)	(2,973,636)
	Services	5,670	—	5,066
	Purchase of energy	(2,324,817)	—	—
Edesur	Sales of energy	38,744,517	—	—
Edelnor S.A.	Sale of energy	40,573,341	32,312,537	28,775,524
Edenor S.A.	Sale of energy	38,725,328	—	—
Smartcom S.A.	Services	245,084	180,013	2,060
Endesa Internacional S.A.	Services	83,015	15,973	—
	Interest	—	—	(3,994)
Cam Colombia	Services	—	—	(308,870)
Synapsis Sol y Serv. IT Ltda.	Services	(1,138,409)	(238,829)	2,727
	Services	—	—	(3,189,018)
Synapsis Argentina	Services	—	—	(41,109)
Synapsis Colombia	Services	—	—	(392,047)
Transmisora Eléc. de Quillota Ltda.	Interest	128,481	134,407	144,050
	Services	(461,597)	—	5,066
	Monetary correction	—	—	43,994
Nopel Ltda	Services	(1,582,825)	—	—
Gasoducto Tal Tal ltda	Services	611,474	—	—
Gas Atacama Generación Ltda.	Services	(1,630,310)	325,374	—

Total		321,426,870	278,427,881	259,047,108

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

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

10.	Property, plant and equipment:

The composition of property, plant and equipment as of each year-end is as follows:

	As of December 31,

	Years of useful
	lives	2001	2002

		ThCh$	ThCh$
Land		39,431,003	40,258,673

Buildings and infrastructure	35 - 40	6,058,875,881	6,362,064,717
Distribution and transmission lines and public lighting	35 - 40	26,041,078	22,297,240

Sub-total		6,084,916,959	6,384,361,957
Machinery and equipment	35 - 40	1,132,162,021	1,207,370,348

Construction in progress	—	51,517,814	17,272,756
Construction materials	—	5,413,533	6,590,253
Furniture and fixtures, tools, software and information
Technology equipment	3 - 10	14,238,126	13,761,358
Vehicles	6 - 10	792,760	1,413,367
Other assets	3 - 8	5,874,776	3,758,575

Sub-total		77,837,009	42,796,309
Technical appraisal		678,006,069	721,315,634

Total property, plant and equipment		8,012,353,061	8,396,102,921
Less: accumulated depreciation		(2,447,459,989)	(2,726,253,793)

Total property, plant and equipment, net		5,564,893,072	5,669,849,128

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

11.	Investment in related companies:

a)	Investments as of each year-end are as follows:

	As of December 31, 2002			Carrying Value		Equity in net earnings (losses)

	Number of	Percentage
Related Companies	Shares	Owned	Related Equity	2001	2002	2000	2001	2002

		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cía. de Interconexión Energética S.A. (2)	128,270,106	45.00	118,325,971	50,667,801	53,246,687	(1,563,221)	(5,826,850)	7,230,684
Gas Atacama Generación Ltda.	—	50.00	67,770,629	36,300,892	33,885,315	(2,595,232)	(3,441,037)	(4,793,334)
Gasoducto Atacama Argentina Ltda.	—	50.00	64,226,451	27,899,622	32,113,226	287,536	(4,686,666)	2,386,141
Gasoducto Atacama Chile Ltda.	—	50.00	55,859,069	23,197,393	27,929,534	2,953,252	3,303,780	3,212,680
Inversiones Eléctricas Quillota S.A.	608,676	50.00	17,127,364	7,602,220	8,563,682	615,927	(29,794)	1,310,128
Inversiones Electrogas S.A.	425	42.50	15,712,743	6,037,668	6,677,916	300,236	34,091	638,377
Com. de Energía del Mercosur S.A. (3)	6,305,400	45.00	7,614,035	4,680,261	3,426,316	196,295	48,872	(1,524,596)
Transmisora Eléctrica de Quillota Ltda.	—	50.00	5,032,660	2,389,373	2,516,330	96,667	87,840	126,529
Atacama Finance Co. (2)	3,150,000	50.00	5,179,023	2,555,396	2,589,511	90,809	120,819	(133,267)
Electrogas S.A.	85	0.02	11,190,123	2,038	2,378	168	37	339
Distrilec Inversora S.A.	4,416,141	0.89	411,308,793	3,387,376	3,650,226	292,038	418,722	40,973
Consorcio ARA — Ingendesa	—	50.00	105,766	—	52,883	3,555	—	56,927
Consorcio Ingendesa — Minmetal Ltda (1)	—	50.00	3,676	23,623	1,838	—	22,562	18,916
Ingendesa do Brasil Limitada (1) (4)	—	100.00	57,442	49,599	57,442	—	—	—

Total				164,793,262	174,713,284	678,030	(9,947,624)	8,570,497

(1)	These companies are related parties to the subsidiary Ingendesa S.A.

(2)	These companies are related parties to the subsidiary Compañía Electrica Conosur S.A.

(3)	This company is a related party to the subsidiary Endesa Argentina S.A.

(4)	This company is in the development stage.

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

The costs of these incremental investments are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Purchases
Central Eléctrica Cachoeira Dourada S.A.	1,487,500	58,931
Pangue S.A	—	4,998,894
Other	—	40,904

	1,487,500	5,098,729

c.	In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2001 and 2002, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as an economic hedge of the exchange risk affecting the investments. As of December 31, 2002 the corresponding amounts are as follows:

	Country of		Reporting
Company	Origin	Investment	Currency	Liability

		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	600,762,975	US$	336,577,165
Cachoeira Dourada	Brazil	430,106,204	US$	530,228,953
Edegel S.A.A	Peru	220,917,766	US$	243,486,508
Cía. Interconexión Energética S.A.	Brazil	53,246,687	US$	62,574,905
Atacama Finance Co.	Cayman Islands	2,589,511	US$	1,854,668
Hidroeléctrica El Chocón S.A.	Argentina	212,761,767	US$	121,855,669
Comercializadora de Energia del Mercosur S.A.	Argentina	3,426,316	US$	3,952,377
Central Costanera S.A.	Argentina	89,044,456	US$	65,498,672
Distrilec Inversora S.A.	Argentina	3,650,226	US$	1,624,288

Total		1,616,505,908		1,367,653,205

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

12.	Investments in other companies:

Investments in other companies at December 31, 2001 and 2002 are as follows:

			As of December 31,

Company	Number of shares	Percentage owned	2001	2002

		%	ThCh$	ThCh$
Club de la Banca y Comercio	2	1.00	2,572	2,699
Club Empresarial	1	1.00	6,328	6,150
Edegas	1	1.00	2,616	3,422
Empresa Eléctrica de Aisen S.A	2,516,231	—	1,978,031	1,978,031
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,420	3,420
Cooperativa Eléctrica de Chillán	—	—	12,907	12,907
CDEC-SIC Ltda.	—	30.77	153,100	223,114
Empresa Eléctrica de Bogotá S.A.	6,409,132	5.50	74,188,405	79,047,819
Financiera Eléctrica Nacional	—	—	124,006	353,555
Autopista del Río Maipo S.A.	25	—	4,827	4,827

Total			76,476,310	81,636,042

13.	Goodwill and Negative Goodwill:

a.	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2000, 2001 and 2002, as follows:

	As of December 31,

Company	Amortization			Net Balance

	2000	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A. (1)	1,477,224	1,635,472	24,019,065	22,542,503	—
C. Hidroeléctrica Cachoeira Dourada S.A.(1)	3,685,680	4,080,506	69,564,545	65,288,089	—
Lajas Inversora S.A. (1)	34,232	105,474	1,798,130	1,687,590	—
Emgesa S.A.	1,369,908	1,516,659	1,615,435	24,013,765	23,970,674
Gasoducto Atacama Chile Ltda.	4,772	4,772	4,772	81,927	77,154
Hidroeléctrica El Chocón S.A. (1)	507,513	810,026	10,069,320	9,450,309	—
Hidroinvest S.A. (1)	70,177	77,694	1,379,722	1,294,904	—
Edegel S.A.A	95,269	37,900	41,020	609,554	608,459
Pangue S.A.	—	—	69,692	—	3,275,515

Total	7,244,775	8,268,503	108,561,701	124,968,641	27,931,802

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

13.	Goodwill and Negative Goodwill, continued:

b.	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2000, 2001 and 2002 as follows:

	As of December 31,

Company	Amortization			Net Balance

	2000	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
C. Hidroeléctrica Cachoeira Dourada S.A. (1)	1,773,475	1,996,761	36,869,705	34,362,010	—
Edegel S.A.A	8,564,986	9,661,331	10,294,161	68,866,610	63,083,303
Central Hidroeléctrica Betania S.A.	30,582,139	33,765,719	34,886,018	56,035,189	24,819,551
Empresa Eléctrica de Bogotá S.A.	215,999	239,138	254,803	3,826,225	3,822,287
Hidroeléctrica El Chocón S.A. (1)	—	248,147	3,613,468	3,391,331	—

Total	41,136,599	45,911,096	85,918,155	166,481,365	91,725,141

(1)	An analisis of the recoverability of goodwill and negative goodwill associated with investments outside Chile was performed in accordance with IAS No. 36 “Impairment of Assets”, following the guidance in Technical Bulletin No. 56 issued by the Chilean Association of Accountants. The results of this analysis showed that the goodwill and negative goodwill associated with investments made in Argentina and Brazil are 100% impaired due to the finding that the future discounted cash flows expected to be produced from the investees in those countries is not sufficient to offset the recovery of recorded goodwill and negative goodwill. Endesa-Chile has recorded a charge to income a net amount of ThCh$62,151,280, which is recorded in amortization of goodwill and amortization of negative goodwill in the consolidated statement of income for the year ended December 31, 2002. The amount recorded by the Company on a consolidated basis, net of the effect of minority interests, was a net charge to income of ThCh$56,110,189.

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

14.	Intangibles:

The detail of intangibles as of each year-end is as follows:

	As of December 31,			As of December 31,

	2001			2002

		Accumulated			Accumulated
	Total	Amortization	Net Balance	Total	Amortization	Net Balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Easements	1,378,665	(310,330)	1,068,336	1,410,654	(639,638)	771,016
Water rights	18,195,406	(1,340,332)	16,855,075	18,299,404	(1,064,261)	17,235,143
Salex- fourth line Comahue	9,272,601	(1,788,137)	7,484,464	9,376,423	(1,927,376)	7,449,047
Software	580,669	—	580,669	618,703	(122,731)	495,972
Mine rights	50,461	—	50,460	50,460	—	50,460
Tolls license	—	—	—	31,321	—	31,321
Other	1,107,603	(1,023,022)	84,580	2,223,387	(1,595,234)	628,153

Total	30,585,405	(4,461,821)	26,123,584	32,010,352	(5,349,240)	26,661,112

15.	Other assets:

Other assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Bond discount	12,394,302	12,068,834
Reimburseable contributions	4,660,557	4,129,558
Deferred commissions on loans and lines of credit	15,321,724	16,342,698
Minimum tax on earnings of certain productive assets (Argentina)	4,401,120	3,362,778
Bond issuance costs	—	11,513,319
Unrealized loss on forward contracts and collars	—	22,440,336
Accounts receivable from the Chilean Ministry of Public Works	—	2,121,600
Forward contracts and swaps	3,067,592	802,544
Others	693,690	100,165

Total	40,538,985	72,881,832

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

16.	Due to banks and financial institutions:

a.	Short-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
Banco BBVA Bhif	—	—	—	—	—	5,694,731	—	5,694,731
Banco Barings	6,767,943	5,034,740	—	—	—	—	6,767,943	5,034,740
Banco Continental	6,091,898	—	—	3,688,212	—	—	6,091,898	3,688,212
Banco Crédito e Inversiones	—	—	—	—	—	2,774,034	—	2,774,034
Banco Crédito e Inversiones — Perú	—	—	9,865,663	16,272,691	—	—	9,865,663	16,272,691
Banco de Bogotá	—	—	—	3,813,663	—	—	—	3,813,663
Banco Ganadero	—	—	8,328,537	884,609	—	—	8,328,537	884,609
Banco Itau	2,729,433	2,771,686	—	—	—	—	2,729,433	2,771,686
Banco Lloyds	3,389,704	3,601,063	—	—	—	—	3,389,704	3,601,063
Banco Santander Overseas	10,119,892	—	—	—	—	—	10,119,892	—
Banco Santander	—	—	2,955,440	2,049,900	—	—	2,955,440	2,049,900
Banco Santiago	—	—	—	—	2,363,855	17,444,835	2,363,855	17,444,835
Banco Wiese	—	—	—	—	—	—	—	—
Bank Boston	3,152,303	2,213,764	—	—	—	—	3,152,303	2,213,764
BNP Paribas	—	—	—	—	—	—	—	—
Citibank	—	—	2,953,756	2,907,554	—	—	2,953,756	2,907,554
Interbank	—	—	174	—	—	—	174	—
Banco San Paolo	—	40,312,584	—	—	—	—	—	40,312,584

Total	32,251,173	53,933,837	24,103,570	29,616,629	2,363,855	25,913,600	58,718,598	109,464,066

Total principal	31,423,822	53,779,726	23,108,569	28,660,569	2,363,855	25,913,600	56,896,246	108,353,895

Weighted average annual interest rate	6.20%	5.04%	13.00%	6.20%	7.50%	6.20%	8.70%	4.23%

	As of December 31,

	2001	2002
	%	%

Percentage of debt in foreign currency:	95.97	62.53
Percentage of debt in local currency:	4.03	37.47

Total	100.00	100.00

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

16.	Due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amor Bank	4,126,325	2,175,557	—	—	—	—	4,126,325	2,175,557
Banco de Chile	—	—	—	—	17,742,450	—	17,742,450	—
Banco Estado	1,654,097	931,318	—	—	18,990,283	1,377,746	20,644,380	2,309,064
Banco Hermes	6,577,752	5,391,528	—	—	—	—	6,577,752	5,391,528
Banco Medio Crédito	4,214,536	—	—	2,019,382	—	—	4,214,536	2,019,382
Banco Santander	2,255,191	768,636	—	—	17,742,451	—	19,997,642	768,636
Banco Santander Central Hispano	401,324	110,922,308	—	—	—	—	401,324	110,922,308
Banco Santander — Opel I II	—	—	2,178,745	—	—	—	2,178,745	—
Banco San Paolo	67,508,298	—	—	—	—	—	67,508,298	—
Banesto	4,292,992	4,601,056	—	—	—	—	4,292,992	4,601,056
Bank of América	64,126,449	68,285,312	—	—	—	—	64,126,449	68,285,312
Banco Nationale París	4,626,119	11,861,505	—	—	—	—	4,626,119	11,861,505
Bank of Tokio — Mitsubishi	6,803,495	7,103,635	891,998	1,049,498	—	—	7,695,493	8,153,133
Chase Manhattan Bank	57,741,816	—	—	775,148	—	—	57,741,816	775,148
Citibank	21,449,018	22,708,978	—	—	—	—	21,449,018	22,708,978
Citibank N.Y	776,357	383,633	—	—	—	—	776,357	383,633
Electrobras — Brasil	—	—	2,969,352	459,473	—	—	2,969,352	459,473
Banco sudamericano	559,807	—	—	—	—		559,807	—
Export Develop. Corp.	1,681,533	2,506,978	—	—	—	—	1,681,533	2,506,978
Kreditanstal Fur Weideraubau	403,235	424,774	—	—	—	—	403,235	424,774
Midland Bank	5,085,611	5,668,452	—	—	—	—	5,085,611	5,668,452
Santander Inv. Bank	5,063,018	6,349,226	—	—	—	—	5,063,018	6,349,226
Skandinaviska Enskildabnken	2,229,111	2,375,122	—	—	—	—	2,229,111	2,375,122
Birf	—	—	1,066,471	1,195,763	—	—	1,066,471	1,195,763
Societe Generale	1,740,953	1,845,522	—	—	—	—	1,740,953	1,845,522
J.P. Morgan Chase Bank	—	408,710	3,624,390	4,545,759	—	—	3,624,390	4,954,469
Corfinsura	—	55,827	—	—	—	—	—	55,827
Supervieille	—	—	—	—	—	—	—	—

Total	263,317,037	254,768,077	10,730,956	10,045,023	54,475,184	1,377,746	328,523,177	266,190,846

Total principal	258,924,146	244,208,816	10,391,410	9,764,606	52,346,090	1,377,746	321,661,646	255,351,168

Weighted average annual interest rate	6.00%	3.62%	6.16%	4.12%	7.50%	6.20%	6.27%	3.71%

	As of December 31,

	2001	2002
	%	%

Percentage of debt in foreign currency:	83.42	99.08
Percentage of debt in local currency:	16.58	0.92

Total	100.00	100.00

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

16.	Due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions:

	As of December 31, 2001		As of December 31, 2002

				After 2	After 3	After 5
			After 1 year	years but	years but	years but			Annual
Financial		Long-term	but within 2	within 3	within 5	within 10	After 10	Total long	interest
Institution	Currency	portion	years	years	years	years	years	term portion	rate

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	1,963,737	348,727	348,727	697,457	697,457	—	2,092,368	2.71
Banco Estado	UF	7,071,910	1,381,390	1,381,390	2,936,985	—	—	5,699,765	9.00
	US$	864,034	4,604	—	—	—	—	4,604	6.50
Banco Medio Crédito	US$	35,267,772	—	—	—	—	—	—	—
	$ Arg	—	1,843,524	1,843,521	1,843,524	6,440,033	—	11,970,602	1.75
Banco Santander	US$	708,728	—	—	—	—	—	—
Bndes -Opel I y II	Rs	524,017	—	—	—	7,435,157	—	7,435,157	9.24
Banco Santander Central His.	US$	130,840,138	—	—	—	—	—	—	—
Banesto	US$	32,850,615	3,545,818	3,545,818	7,091,636	14,183,276	—	28,366,548	4.30
Banco Nationale París	US$	73,126,544	12,551,761	12,551,761	25,103,522	22,557,742	2,575,466	75,340,252	4.35
Bank Of Tokio Mitsubishi ltda.	US$	19,413,538	6,895,050	6,895,050	—	—	—	13,790,100	2.66
	Yen	1,173,625	462,018	462,018	—	—	—	924,036	0.89
	Euros	—	122,980	122,980	—	—	—	245,960	4.13
	Other	1,408,678	438,973	438,973	—	—	—	877,946	4.81
Corfinsura	US$	—	—	—	32,609,803	—	—	32,609,803	12.38
BIRF	UP	2,056,583	1,189,530	—	—	—	—	1,189,530	5.32
J.P. Morgan Chase Bank	US$	59,424,278	—	39,523,550	17,965,250	—	—	57,488,800	8.53
	Euros	3,589,264	—	—	—	—	—	—	—
Citibank N.A.	US$	362,170,897	—	—	—	—	—	—	—
Citibank N.Y.	US$	—	359,304,764	—	—	—	—	359,304,764	2.56
Citibank	US$	52,991,219	22,584,885	11,292,443	—	—	—	33,877,328	3.88
Export Develop. Corp.	US$	14,031,089	2,030,595	2,030,595	4,061,190	7,544,269	1,974,229	17,640,878	2.90
Kreditanstal Fur Weideraubau	US$	2,398,095	393,104	393,104	786,208	589,654	—	2,162,070	4.85
Midland Bank	US$	12,525,197	—	—	—	—	—	—	—
Santander Investment	US$	9,307,185	3,664,911	—	—	—	—	3,664,911	7.25
Skandinaviska Enskildabnken	US$	8,916,338	2,375,122	2,375,122	2,375,007	—	—	7,125,251	0.65
Banco Sudamericano	US$	20,680	—	—	—	—	—	—	—
Societe Generale	US$	3,017,777	1,378,048	—	—	—	—	1,378,048	1.62

Total		835,661,938	420,515,804	83,205,052	95,470,582	59,447,588	4,549,695	663,188,721

	As of December 31,

	2001	2002
	%	%

Percentage of debt in foreign currency:	99.15	99.31
Percentage of debt in local currency:	0.85	0.69

Total	100.00	100.00

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

17. Promissory notes:

			As of December 31,
Financial	Maturity	Interest
Instrument	Date	Rate	2001	2002

		%	ThCh$	ThCh$
Commercial paper 1st issuance	June 10, 2003	4.84	—	3,465,944
Commercial paper 2nd issuance	September 5, 2003	4.50	—	4,101,230

Total			—	7,567,174

18. Bonds payable:

a)	Details of the current portion of bonds payable is as follows at each year-end:

						Par Value
			Face Value		Maturity
Instrument	Series	Currency	Outstanding	Interest Rate	Date	2001	2002

				%		ThCh$	ThCh$
Bonds Endesa	1	US$	230,000,000	7.88	02-01-2027	4,559,675	4,858,340
Bonds Endesa	2	US$	220,000,000	7.33	02-01-2037	4,528,542	4,825,168
Bonds Endesa	3	US$	200,000,000	8.13	02-01-2097	947,084	1,009,124
Bonds Endesa	1	US$	400,000,000	7.75	07-15-2008	9,582,578	10,210,249
Bonds Endesa	1	US$	400,000,000	8.50	04-01-2009	5,732,686	6,108,185
Bonds Endesa	E-1, E-2	UF	6,000,000	6.20	08-01-2006	2,557,305	2,556,325
Bonds Endesa	C2; D1, D2	UF	1,315,960	6.80	11-01-2010	2,332,264	2,448,643
Bonds Endesa	F	UF	1.500,000	6.20	08-01-2022	639,327	639,081
Bonds Pehuenche	1	US$	170,000,000	7.30	05-01-2003	1,394,954	123,650,025
Bonds Edegel	1	US$	30,000,000	8.75	06-13-2007	139,657	148,805
Bonds Edegel	2	US$	30,000,000	8.41	02-14-2007	648,384	690,620
Bonds Edegel	3	US$	30,000,000	8.75	06-03-2006	91,499	97,493
Bonds Edegel	4	US$	20,000,000	8.44	11-21-2005	123,910	135,327
Bonds Edegel	5 A	Soles	10,000,000	11.50	02-22-2004	280,254	7,450,131
Bonds Edegel	5 B	Soles	30,000,000	6.00	02-22-2004	—	130,879
Bonds Emgesa	A-1	$ Col	15,000,006	13.95	07-09-2006	108,833	1,295,959
Bonds Emgesa	B-3	$ Col	31,525,018	14.79	02-08-2003	9,461,897	10,162,475
Bonds Emgesa	B-5	$ Col	12,750,006	14.95	10-09-2004	119,042	74,909
Bonds Emgesa	B-7	$ Col	19,500,010	15.27	10-09-2006	186,358	118,162
Bonds Emgesa	B-10	$ Col	229,815,122	15.60	10-09-2009	2,247,058	1,435,070
Bonds Emgesa	C-10	$ Col	19,777,918	10.25	10-09-2009	136,358	43,693
Bonds Emgesa	C-10	$ Col	1,245,298	9.88	10-10-2010	—	80,679
Bonds Emgesa	B-10 2nd issue	$ Col	273,130	15.78	11-11-2009	336,523	220,970
Bonds Emgesa	A-5	$ Col	172,858	8.35	07-12-2006	228,550	70,046
Eurobonds Endesa-Chile Internacional	1	Euro	400,000,000	3.34	07-24-2003	2,061,700	303,740,866
Bonds Endesa-Chile Internacional	1	US$	150,000,000	7.20	04-01-2006	—	1,940,247
Bonds Autopista del Sol S.A.	A-1	UF	3,446,160	5.80	01-01-2018	—	1,632,119
Bonds Autopista del Sol S.A.	A-2	UF	861,540	5.80	01-01-2018	—	408,030
Bonds Autopista del Sol S.A.	B-1	UF	964,372	5.80	01-01-2018	—	486,834
Bonds Endesa-Chile Internacional	C	US$	150,000,000	7.20	04-01-2006	1,820,971	—
Bonds Emgesa	B-1	$ Col	85,000,000	15.80	07-01-2006	1,721,866	—
Bonds Autopista del Sol S.A.	B-2	UF	243,578	5.80	01-01-2018	—	122,963

Total						51,987,275	486,791,417

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18. Bonds payable, continued:

b)	Details of the long-term portion of bonds payable is as follows at each year-end:

						Par Value

			Face Value	Interest	Maturity
Instrument	Series	Currency	Outstanding	Rate	Date	2001	2002

				%		ThCh$	ThCh$
Bonds Endesa	1	US$	230,000,000	7.88	02-01-27	138,853,085	147,948,145
Bonds Endesa	2	US$	220,000,000	7.33	02-01-37	148,375,414	158,094,200
Bonds Endesa	3	US$	200,000,000	8.13	02-01-97	27,257,913	29,043,342
Bonds Endesa	1	US$	400,000,000	7.75	07-15-08	269,773,480	287,444,000
Bonds Endesa	1	US$	400,000,000	8.50	04-01-09	269,773,480	287,444,000
Bonds Endesa	E-1, E-2	UF	6,000,000	6.20	08-01-06	100,503,239	100,464,720
Bonds Endesa	C2; D1, D2	UF	1,439,153	6.80	01-11-10	22,043,038	19,831,566
Bonds Endesa	F	UF	1,500,000	6.20	08-01-22	25,125,810	25,116,180
Bonds Pehuenche	1	US$	170,000,000	7.30	05-01-03	114,653,729	—
Bonds Edegel	1	US$	30,000,000	8.75	06-13-07	20,233,011	21,558,300
Bonds Edegel	2	US$	30,000,000	8.41	02-14-07	20,233,011	21,558,300
Bonds Edegel	3	US$	30,000,000	8.75	06-03-06	20,233,011	21,558,300
Bonds Edegel	4	US$	20,000,000	8.44	11-21-05	13,488,674	14,372,200
Bonds Edegel	5	Soles	10,000,000	11.54	08-22-03	6,854,001	—
Bonds Edegel	5 B	Soles	30,000,000	6.00	02-22-04	—	6,134,974
Bonds Emgesa	A-1	$ Col	15,000,006	13.43	07-09-06	4,415,413	3,762,632
Bonds Emgesa	B-1	$ Col	85,000,000	15.75	07-01-06	25,020,672	21,321,580
Bonds Emgesa	B-5	$ Col	12,750,006	14.95	10-09-04	3,753,101	3,198,237
Bonds Emgesa	B-7	$ Col	19,500,010	15.27	10-09-06	5,740,037	4,891,422
Bonds Emgesa	B-10	$ Col	229,825,122	15.60	10-09-09	67,651,483	57,649,691
Bonds Emgesa	C-10	$ Col	19,777,918	10.25	10-09-09	5,821,842	5,279,069
Bonds Emgesa	B-10 2nd issue	$ Col	60,000,031	15.78	11-08-09	17,661,651	15,050,527
Bonds Autopista del Sol S.A.	A-1	UF	3,446,160	5.80	01-15-18	—	57,702,917
Bonds Autopista del Sol S.A.	A-2	UF	861,540	5.80	01-15-18	—	14,425,729
Bonds Autopista del Sol S.A.	B-1	UF	964,372	5.80	01-15-18	—	16,147,555
Bonds Autopista del Sol S.A.	B-2	UF	243,578	5.80	01-15-18	—	4,078,505
Eurobonds Endesa-Chile Internacional	1	Euro	400,000,000	3.34	07-24-03	236,481,576	—
Bonds Endesa-Chile Internacional	1	US$	150,000,000	7.20	04-01-06	101,165,055	107,791,500

Total						1,665,111,726	1,451,867,591

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18. Bonds payable, continued:

Early Redemption	At the issuers option, starting May 1, 1996 and only on the interest payment and amortization dates.

Nominal interest rate	6.8% annually, compounded and on semi-annually outstanding capital, readjusted by the value of the Unidad de Fomento. The applicable interest rate will be equal to 3.34409%

Interest Payments	Interest will be paid semi-anually each May 1 and November 1, starting May 1, 1991. Accrued interest at the end of the period amounts to ThCh$245,619 (ThCh$268,716 in 2001), and is shown under current liabilities.

Guarantee	There is no specific guarantee, however there is a general guarantee over the issuer’s assets
Placement period	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Fourth Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Seven and a half million (UF 7,500,000) divided into (1):
Series E-1: 1,500 bonds at UF 1,000 each.
Series E-2: 600 bonds at UF 10,000 each.
Series F: 200 bonds at UF 10,000 each.

Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.
Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%
Placement period	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.
Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer’s assets.
Interest payments	Interest wil be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at the end of the period amounted to ThCh$3,195,406 (ThCh$3,196,631 in 2001) and is presented under current liabilities.

(1)	The Company holds a currency swap that swaps UF payments to US dollars, and which has a fair value of ThCh$ 2,192,610 as of December 31, and is included in long-term miscellaneous payables.

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
Series 2 full expiration on February 1, 2037 (Put Option on February 1, period 2009, on which date the holders may redeem 100% of the securities plus accrued interest)
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

Repurchase of Yankee Bonds

During November 2001, the company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

     – Series 1: US$230,000,000; 30 years term with maturity in 2027.

     – Series 3: US$200,000,000; 100 years term with maturity in 2097.

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18. Bonds payable, continued:

ISSUANCE TERMS

First Issuance

Issuer	Endesa-Chile Internacional
Securities issued	Marketable securities denominated in US$(150,000 bonds)
Issuance Value	One hundred and fifty million Dollars (US$150,000,000)
Readjustment	Variation in the US Dollar
Capital amortization	Full expiration as of April 1, 2006
Nominal interest rate	7.2% annually until expiration
Interest Payments	Interest will be paid semi-annually, starting October 1, 1996. Accrued interest as of the period end amounts to ThCh$1,940,247 (ThCh$1,820,971 in 2001) and is shown under current liabilities.

Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first registration of Eurobonds (European Medium Term Note Programme) was registered in England, for a total of 1,000 million Euros.

ISSUANCE TERMS

First Registration

Securities registered	1,000 million Euros
Issuance Value	Euros 400,000,000 (1)
Capital amortization	Principal due July 24, 2003
Nominal interest rate	Euribor + 0.80%
Interest Payments	Interest is to be paid quarterly, beginning on October 24, 2000. Accrued interest as of December 31, 2002 amounts to ThCh$2,310,497 (ThCh$2,061,701 in 2001) and is presented in current liabilities.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

     (1) Through a cross-currency swap, the company has elected to change the debt from Euros to US dollars.

II)	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

First Issuance

Issuer	Empresa Eléctrica Pehuenche S.A.
Securities issued	Marketable securities denominated in US$
Issuance Value	One hundred and seventy million US Dollars (US$170,000,000)
Capital amortization	Full expiration as of May 1, 2003
Nominal interest rate	7.3% annually upon expiration
Interest Payments	Interest will be paid semi-anually, starting November 1, 1996. Accrued interest as of the period end amounts to ThCh$1,486,325(ThCh$1,394,954 in 2001) and is shown under Other Current Liabilities.

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

18. Bonds payable, continued:

III)	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000 and August 22, 2001 (of this last issuance, series B was placed on February 2, 2002) as per the following:

First Issuance

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US$ (120,000 bonds)
Issuance Value	One hundred and twenty million US dollars (US$ 120,000,000)
Capital amortization	Full expiration as of June 3, 2007, February 14, 2007, June 03, 2006, November 21, 2005 and February 22, 2004, respectively.
Nominal interest rate	8.75%, 8.41%, 8.75%, 8.44%, 11.5% and 6.0% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of the year-end amounts to ThCh$1,367,515 (ThCh$1,283,703 in 2001) and is shown under Other Current Liabilities.

IV)	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 as per the following:

First Issuance

Issuer	Emegesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	$Col 530,000,000,000
Capital amortization	Full expiration as of 2002, 2007, 2009, 2010, 2006, 2006 and 2002 for $Col 1,525,000; $Col 81,407,744; $Col 19,500,000; $Col 297,567,256; $Col 15,000,000; $Col 85,000,000 and $Col 30,000,000 respectively.
Nominal interest rate	15.5% annual average rate
Interest Payments	Interest will be paid quarterly and annuallly. Accrued interest as of the period end amounts to ThCh$5,385,981 (ThCh$5,715,660 in 2001) and is shown under current liabilities.

V)	Sociedad Concesionaria Autopista del Sol S.A. issued bonds on March 8, 2002 as per the following:

First Issuance

Issuer	Sociedad Concesionaria Autopista del Sol S.A.
Securities issued	Bearer bonds in local currency, denominated in UF
Issuance Value	U.F. 5.540.000, divided into:
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

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

20. Minority interest:

a.	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2001			As of December 31, 2002

Company	Equity	Participation	Total	Equity	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,296,795	0.05	12,648	25,213,021	0.05	12,607
Capital de Energía S.A.	534,797,609	49.10	262,585,626	566,223,719	49.10	278,015,846
Central Hidroeléctrica Betania S.A.	494,429,051	14.38	71,088,020	519,458,738	14.38	74,686,738
Central Cachoeira Dourada	499,191,115	0.49	2,452,676	486,715,435	0.41	1,982,200
Central Costanera S.A.	137,706,613	48.07	66,192,075	171,461,783	48.07	82,417,327
Cía. Eléctrica San Isidro S.A.	30,362,233	50.00	15,181,116	34,217,794	50.00	17,108,897
Edegel S.A.A	661,672,319	36.44	241,138,499	680,564,639	36.44	248,023,616
Emgesa S.A.	919,463,877	51.52	473,679,287	963,653,136	51.52	496,444,223
Empresa Eléctrica Pangue S.A.	59,573,673	7.52	4,479,940	74,436,633	5.01	3,729,275
Endesa Argentina S.A.	30,646,605	0.01	3,064	21,798,627	0.01	2,180
Generandes Perú S.A.	351,973,200	40.37	142,088,131	369,454,446	40.37	149,145,139
Hidroeléctrica El Chocón S.A.	237,400,257	34.81	82,639,029	227,177,787	34.81	79,080,588
Hidroinvest S.A.	111,674,081	30.07	33,580,396	92,470,425	30.07	27,805,857
Inecsa 2000 S.A.	25,510,699	2.68	683,687	25,412,375	2.68	681,052
Infraestructura 2000 S.A.	63,589,515	40.00	25,435,806	64,002,478	40.00	25,600,991
Ingendesa S.A.	2,480,040	2.36	58,591	2,266,772	2.36	53,552
Pehuenche S.A.	177,950,062	6.34	11,282,035	182,901,476	7.35	13,443,258
Túnel El Melón S.A.	(1,313,139)	0.05	(656)	(4,230,882)	0.05	(2,115)

Total			1,432,579,970			1,498,231,231

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

20. Minority interest, continued:

b.	Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year-end is as follows:

	Year-ended December 31, 2000			Year-ended December 31, 2001			Year-ended December 31, 2002

Company	Net Income	Participation	Total	Net Income	Participation	Total	Net Income	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores	139,949	0.05	70	45,093	0.05	23	(83,773)	0.05	(42)
Capital de Energía S.A.	20,837,378	49.00	10,210,316	8,602,334	49.10	4,223,747	23,671,013	49.1	11,622,467
Central Hidroeléctrica Betania S.A.	(6,921,376)	14.38	(995,142)	(8,666,017)	14.38	(1,245,983)	(7,354,973)	14.38	(1,057,483)
Central Cachoeira Dourada	24,007,006	1.16	279,281	25,841,820	0.49	126,969	(35,501,840)	0.41	(144,585)
Central Costanera S.A.	16,524,363	48.32	7,984,571	(11,567,900)	48.07	(5,560,396)	24,735,275	48.07	11,889,619
Central Buenos Aires S.A	978,864	22.17	217,014	—	—	—	—	—	—
Cía. Eléctrica San Isidro S.A.	2,476,112	50.00	1,238,057	(101,281)	50.00	(50,641)	5,250,225	50	2,625,113
Edegel S.A.A	33,815,692	30.16	10,197,629	28,636,179	36.44	10,436,112	4,554,496	36.44	1,659,831
Emgesa S.A.	37,682,800	51.52	19,412,352	18,796,538	51.52	9,683,394	56,168,714	51.52	28,936,380
Empresa Eléctrica Pangue S.A.	(2,073,199)	7.52	(155,905)	6,568,538	7.52	493,954	18,850,842	5.01	944,427
Endesa Argentina S.A.	3,695,025	0.01	370	(10,823,293)	0.01	(1,083)	(10,781,159)	0.01	(1,078)
Generandes Perú S.A.	35,191,253	45.74	16,095,423	27,929,472	40.37	11,274,854	13,105,328	40.37	5,290,492
Hidroeléctrica El Chocón S.A.	10,022,417	34.81	3,488,804	8,929,943	34.81	3,108,513	(25,772,502)	34.81	(8,971,408)
Hidroinvest S.A.	2,916,610	30.07	877,024	2,636,004	30.07	792,647	(26,502,276)	30.07	(7,969,235)
Inecsa 2000 S.A.	101,580	2.68	2,722	32,301	2.68	865	(98,323)	2.68	(2,635)
Infraestructura 2000 S.A.	450,056	40.00	180,022	996,272	40.00	398,509	412,963	40	165,185
Ingendesa S.A.	931,578	2.36	22,008	873,679	2.36	20,640	923,250	2.36	21,812
Pehuenche S.A.	(6,344,120)	7.45	(472,637)	4,963,596	6.34	314,692	20,012,133	7.35	1,470,892
Túnel El Melón S.A.	(2,135,999)	0.05	(1,067)	(1,932,383)	0.05	(966)	(2,917,743)	0.05	(1,459)

Total			68,580,912			34,015,850			46,478,294

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

In accordance with law 18.046, the Company must declare a minimun dividend of 30% of net income for the year. The Company paid dividends to shareholders during 2001 and 2002 related to the results of operations during 2000 and 2001, as follows:

		Type of	Year
Payment date	Historical value	dividend	Related to

	Ch$ per share
April 2001	0.96000	Final	2000
April 2002	0.94000	Final	2001

b.	Number of shares

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

24. Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each year-end is as follows:

Assets

	As of December 31,

Current assets	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Cash	US$	14,098	736,958	2,737,474
	Other	—	—	(13,690)
Time deposits	US$	127,149	76,107	(61,483)
	Other	—		(31,054)
Marketable securities	US$	3,663,403	11,797,767	6,855,639
Accounts receivable, net	US$	25,951	—	255,411
Other accounts receivable, net	US$	484	1,057,978	787,849
	Other	35,111	85,106	42,536
Prepaid expenses	US$		168,986	29,442
Other current assets	US$	156,908	11,179,479	15,036,272
	Other	—	34,822	7,967
Amounts due from related companies	US$	—	—	11,084,341
Non-current assets
Long-term receivables	US$	—	940,686	1,177,056
	UC	1,569	277,166	202,009
Amounts due from related companies	US$	4,632,812	17,033,254	(42,757)
Deferred expenses	US$	1,044,069	246,859	228,059
Other Assets	US$	21,679,267	33,042,531	13,817,006
Forward contracts	US$	28,122,985	36,011,211	16,037,562

Total (loss) gain		59,503,801	112,688,910	68,149,639

Liabilities

	As of December 31,

Current liabilities	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Short-term debt due to banks and financial institutions	US$	—	(732,039)	(2,120,850)
Current portion of long-term debt due to banks and financial institutions	US$	(1,122,365)	(2,816,039)	(1,790,634)
	¥	13,156	26,250	(71,707)
	Euro	(259,151)	—	(26,128)
	UP	—	(63,570)	—
	Other	—	—	(242,103)
Current portion of bonds payable	US$	(747,853)	(2,707,032)	(2,524,350)
Current portion of long-term notes payable	US$	(479,233)	(1,426,092)	(856,727)
	Other	—	19,127	—
Amounts payable to related companies	US$	(1,060,620)	(3,346,391)	267,753
Dividends payable	Other	—	—	—
Accrued expenses	US$	(3,441)	(20,350)	2,731
Accounts payable	US$	—	—	(15,467)
	Other	—	—	14,704
Miscellaneous payables	US$	(225,838)	(254,413)	(380,194)
Other current liabilities	US$	—	—	2,597
Long-term liabilities
Due to banks and financial institutions	US$	(12,887,599)	(34,301,102)	(20,487,665)
	¥	30,364	22,840	(180,770)
	Euro	—	—	(60,487)
	£	—	—	—
	UP	—	(246,923)	(368,719)
Bonds payable	US$	(29,451,208)	(51,863,271)	(30,609,405)
Long-term notes payables	US$	(2,236,806)	(6,734,909)	(2,814,082)
Accounts payable	US$	(223,869)	(995,614)	358,233
Other long-term liabilities	US$	(15,495,488)	(21,754,222)	(6,687,384)
Amounts payable to related companies	US$	—	—	—

Total (loss) gain		(64,149,950)	(127,193,750)	(68,590,654)

Net charges to income		(4,646,149)	(14,504,840)	(441,015)

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
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

27. Financial derivatives:

As of December 31, 2002 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk according to the following detail:

As of December 31, 2002

	Nominal	Period of		Sales/	Hedged	Initial Hedged	Closing Hedged
Type (1)	Amount	Maturity	Item	Purch.	Item	Amount	Amount

	US$					ThCh$	ThCh$
FR	108,000,000	IV Quarter 03	Exchange rate	P	Bank Obligations	78,783,930	78,783,930
FR	154,600,000	II Quarter 03	Exchange rate	P	Bank Obligations/ Yankee Bonds/Others	111,096,962	111,096,962
FR	68,400,000	II Quarter 03	Exchange rate	P	Bank Obligations	49,153,068	49,153,068
S	6,668,000	IV Quarter 03	Interest rate and currency	P	Bank Obligations	4,545,759	4,545,759
S	144,470,000	III Quarter 06	Interest rate and currency	P	Bonds	103,021,045	103,021,045
S	50,000,000	III Quarter 06	Interest rate and currency	S	Bonds	(35,529,359)	(35,529,359)
S	100,000,000	I Quarter 03	Interest rate	S/P	Bonds	71,861,000	71,861,000
EO	50,000,000	II Quarter 04	Interest rate	S/P	Bank Obligations	35,930,500	35,930,500
S	381,200,000	III Quarter 03	Exchange rate	S/P	Bonds	273,934,132	273,934,132
EO	125,000,000	III Quarter 04	Interest rate	S/P	Bank Obligations	89,826,250	89,826,250
EO	100,000,000	I Quarter 06	Interest rate	S/P	Bank Obligations	71,861,000	71,861,000
EO	250,000,000	II Quarter 06	Interest rate	S/P	Bank Obligations	179,652,500	179,652,500
FR	8,000,000	I Quarter 03	Exchange rate	P	U.S. Dollar Loan	5,748,880	5,748,880
S	19,600,000	II Quarter 05	Interest rate	P	U.S. Dollar Loan	14,084,756	14,084,756
FR	7,000,000	I Quarter 03	Exchange rate	P	U.S. Dollar Account Payable	5,030,270	5,030,270
FR	15,000,000	II Quarter 03	Exchange rate	P	U.S. Dollar Account Payable	10,779,150	10,779,150
S	95,000,000	II Quarter 03	Exchange rate	P	Yen Loan	61,703,496	68,267,950

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
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28. Commitments and contingencies:

The detail of guaranties granted by the Company and its subsidiaries as of December 31, 2002 is the following:

Direct guarantees held by third parties:

		As of December 31, 2002

		Guarantee Released

		Under 1		Over 3
Guarantee	Subsidiary	year	1 to 3 years	years	Total

		ThCh$	ThCh$	ThCh$	ThCh$
Chilean Ministry of Public Works	Autopista del Sol	—	—	654,208	654,208
Banco del Estado de Chile	Pehuenche S.A	—	935,922	—	935,922
Chilean Customs Director	Pehuenche S.A	—	—	49,584	49,584
Chilean Customs Director	Pangue S.A	—	64,675	—	64,675
Various creditors	Pangue S.A	3,811,708	7,623,416	8,796,370	20,231,494
Mitsubishi Corp.	San Isidro S.A	—	—	71,509,333	71,509,333
Chilean Ministry of	Autop. Los
Public Works	Libertadores	2,632,804	—	—	2,632,804

Total		6,444,512	8,624,013	81,009,495	96,078,020

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28. Commitments and contingencies, continued:

Indirect guarantees held by third parties:

		As of December 31, 2002

		Guarantee Released

Guarantee	Subsidiary	Under 1 year	1 to 3 years	Over 3 years	Total

		ThCh$	ThCh$	ThCh$	ThCh$
Citibank N.A	Endesa-Chile International	—	359,688,633	—	359,688,633
Midland Bank (BSCH)	Endesa-Chile International	5,668,452	—	—	5,668,452
Banco Santander Central Hispano	Endesa-Chile International	110,922,308	—	—	110,922,308
J.P. Morgan & Co. and C.S.F.B	Endesa-Chile International	—	—	109,731,747	109,731,747
BNP	Endesa-Chile International	151,870,433	—	—	151,870,433
BBVA	Endesa-Chile International	151,870,433	—	—	151,870,433
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	—	—	49,098,687	49,098,687
Banco Santander	Cía. Eléctrica Tarapacá S.A.	768,635	—	—	768,635
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	—	—	32,967,603	32,967,603
ABN Bank	Cía. Eléctrica Tarapacá S.A.	—	4,267,923	—	4,267,923
Chase Manhattan Bank	Endesa de Colombia S.A.	205,521,266	—	—	205,521,266
Banco Santander — Chile	Cia. Eléctrica Conosur S.A.	—	—	137,655,836	137,655,836

Total		626,621,527	363,956,556	329,453,873	1,320,031,956

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

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

28. Commitments and contingencies, continued:

Hidroelectrica El Chocon S.A.

i.	On December 28, 2000 the Federal Public Revenues Administration - General Tax Services (FPRA-GTS) notified Hidroelectrica El Chocon S.A. that it owed ThCh$374,218 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroelectrica El Chocon S.A. must pay ThCh$850,224 for related accrued interest calculated as of December 20, 2000. Hidroelectrica El Chocon S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroelectrica El Chocon S.A. ThCh$261,953 which Hidroelectrica El Chocon S.A appealed by on February 20, 2001.

ii.	On December 28, 2000 Hidroelectrica El Chocon S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$169,331 as of December 11, 2000, as well as an imposed fine of ThCh$213,771. On February 20, 2001 Hidroelectrica El Chocon S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

iii.	On June 26, 2000, Hidroelectrica El Chocon S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$335,636. Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

iv.	On December 28, 2001 Hidroelectrica El Chocon S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$229,520 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount. On January 15, 2002, Hidroelectrica El Chocon S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroinvest S.A.

i.	On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$831,397 for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,788,336 and related fines of ThCh$581,978. On February 19, 2001, Hidroinvest S.A. filed an appeal to the notice.

Central Costanera S.A.

i.	Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the “Agreement”). Central Costanera S.A. has fixed the obligation at one peso equal to one US dollar in accordance with applicable laws. However, certain laws have exempted certain obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be exempted, an appeal would be filed. Central Costanera S.A. would to have to pay an additional ThCh$26,228,000 in the event of an unfavorable ruling.

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

iii.	A lawsuit has been filed by Edegel S.A.’s workers’ union, which seeks an increase in revenue sharing from the current 5%, as required by law, to 10%, which would mean doubling the payments already made in 1994, 1995 and 1996, meaning additional aggregate payments of ThCh$3,353,753 (US$4,667,000). On August 24, 2000, the lawsuit was ruled unfounded, but on December 12, 2000 a second ruling reversed that ruling. In the opinion of Management and external legal counsel, the final resolution will be favorable to Edegel S.A., and therefore no liabilities have been recorded related to this lawsuit as of December 31, 2002 and 2001.

Central Hidroeléctrica de Betania S.A. (Betania)

Tax contingencies:

i.	Presumptive income tax contingency — In 1997, 1998 and 1999 Betania was exempted from paying taxes under the presumptive income tax system — a system which calculates taxes payable on concepts other than net income — due to a regulation passed by the Administration of National Taxes (DIAN) in 1995. Since Betania had tax losses for those years, no taxes were paid. That regulation was modified in 1999, which resulted in Betania qualifying for the presumptive income tax system, which means that according the DIAN it should have paid taxes in 1997 and 1998 amounting to ThCh$25,118,828 (including interest in the amount of ThCh$10,524,298 and sanctions of ThCh$8,987,422). Betania believes that the conclusions of DIAN were unfounded and, therefore on September 13, 2002 filed a complaint before the Administrative Court of Huila. Since then, DIAN has ruled against the petition to reconsider the income tax payable for 1997, while for the 1998 period, DIAN has yet to respond. As of December 31, 2002 Betania recorded a provision amounting to ThCh$6,521,895 to cover this contingency.

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

In order to guarantee compliance with the obligations contained in the Mandate Covenants transferred by Hidroeléctrica Norpatagónica S.A. (Hidronor S.A.), Hidroinvest S.A. has pledged all of its Class “A”shares of Hidroeléctrica El Chocón S.A. in favor of the Chilean goverment until the term of the Mandate Covenant has expired.

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
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies:

As of December 31, 2001 and 2002, foreign currency denominated assets and liabilities are as follows:

a. Current assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Cash	Ch$	1,662,317	865,762
	US$	1,828,199	1,067,602
	$ Col	1,061,862	3,345,416
	Soles	402,400	40,432
	$ Arg	69,460	1,934,895
	Rs	—	196,746

		5,024,238	7,450,853

Time deposits	US$	80,765,617	61,476,209
	$ Col	3,782,106	4,799,629
	Soles	558,112	4,652,356
	$ Arg	530,238	5,420,189
	Rs	3,315,968	13,722,806

		88,952,041	90,071,189

Accounts receivable, net	Ch$	36,209,795	41,514,316
	US$	8,148,302	4,455,077
	$ Col	21,014,604	18,458,217
	Soles	1,678,629	3,379,887
	$ Arg	12,632,810	11,217,475
	Rs	12,195,730	9,229,568

		91,879,870	88,254,540

Notes receivable, net	Ch$	162,773	47,989
	US$	—	962,462

		162,773	1,010,451

Other accounts receivables, net	UF	431,262	57,647
	Ch$	3,549,536	5,826,556
	US$	5,233,689	1,665,807
	$ Col	2,222,754	378,219
	Soles	6,462,442	8,112,621
	$ Arg	51,537	29,363
	Rs	896,003	692,686
	UC	1,036,332	1,159,588

		19,883,555	17,922,487

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

a.	Current assets, continued:

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Amounts due from related companies	Ch$	10,863,159	10,630,249
	US$	4,385,395	190,569,054
	$ Col	16,340,122	15,236,206
	Soles	2,408,021	2,585,563
	$ Arg	6,359,294	483,282

		40,355,991	219,504,354

Inventories, net	Ch$	7,148,924	3,274,341
	US$	4,894,194	1,952,463
	$ Col	4,793,968	1,389,791
	Soles	4,715,721	3,791,829

		21,552,807	10,408,424

Income taxes recoverable	Ch$	19,507,337	13,299,957
	$ Col	—	130
	$ Arg	13,267,453	10,640,967

		32,774,790	23,941,054

Prepaid expenses	UF	810	—
	Ch$	374,706	383,855
	US$	3,372,247	2,570,012
	$ Col	65,405	47,428
	Soles	259,038	195,072
	$ Arg	808,364	437,348
	Rs	13,228	6,191

		4,893,798	3,639,906

Deferred income taxes	Ch$	—	3,262,225

		—	3,262,225

Other current assets	UF	127,694	—
	Ch$	9,180,414	37,575,867
	$ Col	—	888,202
	US$	—	38,135,631
	$ Arg	468,050	132,588

		9,776,158	76,732,288

Total current assets		315,256,021	542,197,771

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

b.	Property, plant, and equipment:

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Land	Ch$	19,691,134	19,032,837
	$ Col	12,580,123	13,603,288
	Soles	282,441	300,942
	$ Arg	6,454,622	6,877,098
	Rs	422,683	444,508

		39,431,003	40,258,673

Buildings and Infrastructure and electrical lines	Ch$	3,090,800,874	3,184,777,542
	$ Col	1,805,545,577	1,944,293,493
	Soles	326,065,474	336,390,506
	$ Arg	317,816,335	338,633,725
	Rs	544,688,699	580,266,691

		6,084,916,959	6,384,361,957

Machinery and Equipment	Ch$	11,704,710	11,535,446
	$ Col	15,301,526	6,696,008
	Soles	398,623,345	435,018,120
	$ Arg	706,532,440	754,120,774

		1,132,162,021	1,207,370,348

Other fixed assets	Ch$	7,867,922	15,522,735
	$ Col	7,642,350	3,427,770
	Soles	6,633,428	10,137,319
	$ Arg	8,993,450	9,573,581
	Rs	46,699,859	4,134,904

		77,837,009	42,796,309

Technical appraisal	Ch$	7,024,788	6,588,181
	$ Col	64,759,545	73,406,012
	Soles	475,304,698	505,989,949
	Rs	130,917,038	135,331,492

		678,006,069	721,315,634

Accumulated Depreciation	Ch$	(1,160,119,446)	(1,220,857,838)
	$ Col	(324,716,680)	(394,951,649)
	Soles	(403,273,807)	(448,056,887)
	$ Arg	(352,685,773)	(423,230,376)
	Rs	(206,664,283)	(239,157,043)

		(2,447,459,989)	(2,726,253,793)

Total property, plant and equipment, net		5,564,893,072	5,669,849,128

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

c.	Other assets:

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Investments in related Companies	Ch$	103,429,207	111,747,643
	US$	61,364,055	62,965,641

		164,793,262	174,713,284

Investments in other Companies	Ch$	2,152,383	2,222,396
	$ Col	74,312,411	79,401,375
	Soles	11,516	12,271

		76,476,310	81,636,042

Negative goodwill, net	US$	(37,753,342)	—
	$ Col	(59,861,413)	(28,641,838)
	Soles	(68,866,610)	(63,083,303)

		(166,481,365)	(91,725,141)

Goodwill, net	Ch$	81,927	3,352,669
	US$	69,288,973	608,459
	$ Col	24,013,765	23,970,674
	Soles	1,687,590	—
	$ Arg	29,896,386	—

		124,968,641	27,931,802

Long-term receivables	UF	2,332,376	273,500
	Ch$	1,491,579	1,264,056
	US$	25,698,682	6,084,497
	$ Col	—	1,053,252
	Soles	1,595,306	—
	Rs	11,270,567	9,370,770
	UC	1,946,557	1,111,361

		44,335,067	19,157,436

Amounts due from related companies	Ch$	1,471,140	898,130
	US$	169,196,652	—

		170,667,792	898,130

Intangibles, net and Other assets	UF	6,676,601	2,961,502
	Ch$	9,373,151	44,099,140
	US$	26,237,475	24,981,795
	$ Col	23,012,333	23,106,905
	Soles	440,355	535,946
	$ Arg	341,984	3,362,778
	Rs	580,670	494,878

		66,662,569	99,542,944

Total other assets		481,422,276	312,154,497

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

d.	Total assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Total assets by currency	UF	9,568,743	3,292,649
	Ch$	2,183,628,330	2,296,864,054
	US$	422,660,138	397,494,709
	$ Col	1,691,870,358	1,789,908,528
	Soles	754,988,099	800,002,623
	$ Arg	751,536,650	719,633,687
	Rs	544,336,162	514,734,197
	UC	2,982,889	2,270,949

Total assets		6,361,571,369	6,524,201,396

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

e.	Current liabilities

		Within 90 days				91 days to 1 year

		As of December 31,		As of December 31,		As of December 31,		As of December 31,
		2001		2002		2001		2002

			Avg		Avg		Avg		Avg
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term due to banks and financial institutions	Ch$	2,363,855	—	23,567,397	1.08	—	—	2,346,203	1.08
	US$	16,039,393	6.20	13,621,253	5.04	16,211,780	6.20	40,312,584	5.04
	$ Col	—	—	7,602,894	6.20	11,282,293	13.00	—	—
	Soles	2,955,615	13.00	22,013,735	6.20	9,865,662	13.00	—	—

		21,358,863		66,805,279		37,359,735		42,658,787

Current portion of long-term debt due to banks and financial institutions	UF	53,227,352	7.50	—	—	1,247,832	7.50	1,377,746	—
	US$	18,419,928	6.00	199,738,046	3.62	244,897,109	6.00	55,030,031	3.62
	Euro	—	—	—	—	3,624,390	4.26	4,673,051	3.79
	Yen	—	—	—	—	395,184	0.90	465,522	0.89
	$ Arg	—	—	1,363,453	1.75	—	—	655,929	1.75
	Rs	5,148,097	9.24	—	—	102,691	4.44	1,234,621	4.75
	UP	—	—	—	—	1,066,471	5.32	1,195,763	5.32
	£	—	—	—	—	394,123	5.38	456,684	4.81

		76,795,377		201,101,499		251,727,800		65,089,347

Promissory notes	Soles	—	—	102,955	4.50	—	—	7,464,219	4.50

		—		102,955		—		7,464,219

Current portion of bonds payable	UF	—	—	—	—	5,528,896	6.30	8,293,995	6.29
	US$	—	—		—	29,569,940	7.90	153,673,583	8.04
	Euro	—	—	—	—	2,061,700	3.34	303,740,866	3.34
	$ Col	—	—	—	—	14,546,485	13.70	13,501,963	12.54
	Soles	—	—	—	—	280,254	—	7,581,010	8.00

		—		—		51,987,275		486,791,417

Current portion of long-term notes payable	US$	23,610,522	7.40	29,756,019	9.00	2,879,525	7.20	11,872,895	9.00

		23,610,522		29,756,019		2,879,525		11,872,895

Dividends payable	Ch$	2,407	—	651,529	—	—	—	—	—
	Rs	51,489	—	2,637	—	—	—	—	—
	Soles	20,531	—	72,325	—	—	—	—	—
	$ Arg	1,444	—	777	—	—	—	—	—

		75,871		727,268		—		—

Accounts payable	Ch$	30,257,724	—	34,259,318	—	—	—	18,798	—
	US$	7,985,937	—	8,345,399	—	343,503	—	73,731	—
	$ Col	353,691	—	4,489,580	—	8,982,460	—	—	—
	Soles	2,167,854	—	5,435,070	—	2,026,856	—	—	—
	$ Arg	7,873,571	—	3,100,775	—	—	—	—	—
	Rs	17,143,664	—	10,963,983	—	138,565	—	—	—

		65,782,441		66,594,125		11,491,384		92,529

Miscellaneous payables	Ch$	13,266,616	—	6,819,796	—	5,718,123	—	91,062	—
	US$	1,701,652	—	2,052,214	—	—	—	8,571,255	—
	$ Col	18,675	—	7,138,671	—	71,686	—	11,338,473	—
	Soles	—	—	2,436,207	—	—	—	—	—
	$ Arg	105,397	—	—	—	—	—	—	—
	Rs	326,103	—	375,753	—	—	—	—	—

		15,418,443		18,822,641		5,789,809		20,000,790

Amounts payable to related companies	Ch$-	—	—	1,760,957	—	51,055,763	—	29,454,526	—
	US$-	—	—	3,994	—	—	—	—	—
	$ Col	1,196,753	—	20,135,456	—	3,629,420	—	—	—
	Soles	1,116,904	—	7,152	—	—	—	—	—
	$ Arg	7,545,744	—	873,705	—	—	—	—	—

		9,859,401		22,781,264		54,685,183		29,454,526

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

e.	Current liabilities, continued

		Within 90 days				91 days to 1 year

		As of December 31, 2001		As of December 31, 2002		As of December 31, 2001		As of December 31, 2002

			Avg		Avg		Avg		Avg
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Accrued expenses	Ch$	10,581,004	—	5,610,078	—	13,239,522	—	18,940,012	—
	US$	—	—	87,559	—	97,790	—	—	—
	$ Col	1,276,170	—	10,971,738	—	3,219,760	—	—	—
	Soles	—	—	213,889	—	1,708,400	—	2,228,091	—
	$ Arg	639,245	—	392,614	—	—	—	—	—
	Rs	146,179	—	80,987	—	—	—	—	—

		12,642,598		17,356,865		18,265,472		21,168,103

Withholdings	Ch$	633,905	—	2,321,418	—	—	—	—	—
	$ Col	—	—	475,002	—	—	—	—	—
	Soles	272,016	—	1,659,002	—	62,601	—	—	—
	$ Arg	2,035,763	—	1,982,201	—	—	—	—	—
	Rs	—	—	2,556	—	—	—	—	—

		2,941,684		6,440,179		62,601		—

Income taxes payable	Ch$	235	—	—		1,543,871	—	—	—
	$ Col	—	—	1,256,376	—	2,948,539	—	—	—
	Soles	—	—	683	—	5,765,990	—	2,638,436	—
	$ Arg	—	—	572,725	—	—	—	—	—
	Rs	1,734,546	—	—	—	—	—	—	—

		1,734,781		1,829,784		10,258,400		2,638,436

Deferred income taxes	Ch$	—	—	—	—	84,578	—	—	—
	$ Arg	15,771	—	—	—	170,474	—	—	—

		15,771		—		255,052		—

Other current liabilities	Ch$	120,958	—	838,219	—	2,424,551	—	3,003,182	—
	US$	—	—	10,504,400	2.70	—	—	287,973	—
	$ Col	382,022	—	—	—	1,029,544	—	—	—
	Soles	—	—	—	—	353,167	—	—	—
	$ Arg	26,184	—	21,558	—	—	—	—	—
	Rs	9,202	—	—	—	—	—	—	—

		538,366		11,364,177		3,807,262		3,291,155

Total current liabilities		230,774,118		443,682,055		448,569,498		690,522,204

Current liabilities by currency	UF	53,227,352	—	—	—	6,776,728	—	9,671,741	—
	Ch$	57,226,704	—	75,828,712	—	74,066,408	—	53,853,783	—
	US$	67,757,432	—	264,108,884	—	293,999,647	—	269,822,052	—
	€	—	—	—	—	5,686,090	—	308,413,917	—
	Yen	—	—	—	—	395,184	—	465,522	—
	$ Col	3,227,311	—	52,069,717	—	45,710,187	—	24,840,436	—
	Soles	6,532,920	—	31,941,018	—	20,062,930	—	19,911,756	—
	$ Arg	18,243,119	—	8,307,808	—	170,474	—	655,929	—
	Rs	24,559,280	—	11,425,916	—	241,256	—	1,234,621	—
	UP	—	—	—	—	1,066,471	—	1,195,763	—
	£	—	—	—	—	394,123	—	456,684	—

Total current liabilities		230,774,118		443,682,055		448,569,498		690,522,204

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

f.	Long-term liabilities, December 31, 2001

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

			Avg		Avg		Avg		Avg
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Due to banks and	UF	3,640,948	9.00	3,430,962	9.00	—	—	—	—
financial institutions	US$	570,132,971	4.20	139,608,402	4.20	91,425,182	5.80	18,671,306	1.75
	Yen	782,417	0.90	391,208	0.90	—	—	—	—
	€	3,589,264	—	—	—	—	—	—	—
	Rs	524,017	19.20	—	—	—	—	—	—
	UP	2,056,583	5.32	—	—	—	—	—	—
	£	743,571	5.38	371,786	5.38	—	—	—	—
	Other	195,547	4.44	97,774	4.44	—	—	—	—

		581,665,318		143,900,132		91,425,182		18,671,306

Bonds payable	UF	100,503,239	6.80	22,043,038	6.80	—		25,125,810	6.80
	US$	128,142,403	7.30	161,864,088	7.30	539,546,960	7.30	314,486,412	7.30
	€	236,481,576	3.34	—	—	—	—	—	—
	$ Col	33,189,186	13.00	5,740,037	13.00	91,134,976	13.00	—	—
	Soles	6,854,001	—	—	—	—	—	—	—

		505,170,405		189,647,163		630,681,936		339,612,222

Notes payable	US$	51,442,361	7.13	38,416,837	7.13	60,737,304	7.13	14,706,614	7.13

		51,442,361		38,416,837		60,737,304		14,706,614

Miscellaneous Payables	UF	77,590	—	—	—	—	—	181,599	—
	Ch$	2,122,547	—	—	—	—	—	—	—
	US$	23,496,466	5.70	—	5.70	—	—	—	5.70
	$ Col	443,215	—	—	—	—	—	—	—

		26,139,818		—		—		181,599

Amounts payable to related parties	US$	20,772,558	—	—	—	—	—	—	—

		20,772,558		—		—		—

Accrued expenses	UF	—	—	—	—	—	—	—	—
	Ch$	524,107	—	491,714	—	1,139,405	—	1,501,660	—
	$ Col	—	—	16,984,432	—	—	—	—	—
	Rs	1,334,496	—	1,785,890	—	1,785,890	—	5,896,656	—

		1,858,603		19,262,036		2,925,295		7,398,316

Deferred income taxes	Ch$	1,496,498	—	3,146,275	—	6,322,021	—	—	—
	Soles	2,832,127	—	13,467,817	—	—	—	—	—
	$ Arg	249,330	—	126,171	—	1,459,624	—	—	—

		4,577,955		16,740,263		7,781,645		—

Other liabilities	Ch$	8,620,627	5.68	150,305	5.68	—	—	—	—
	€	20,612,549	—	—	—	—	—	—	—

		29,233,176		150,305		—		—

Total long-term liabilities		1,220,860,194		408,116,736		793,551,362		380,570,057

Long-term liabilities by currency	UF	104,221,777	—	25,474,000	—	—	—	25,307,409	—
	Ch$	12,763,779	—	3,788,294	—	7,461,426	—	1,501,660	—
	US$	793,986,759	—	339,889,327	—	691,709,446	—	347,864,332	—
	€	260,683,389	—	—	—	—	—	—	—
	Yen	782,417	—	391,208	—	—	—	—	—
	$ Col	33,632,401	—	22,724,469	—	91,134,976	—	—	—
	Soles	9,686,128	—	13,467,817	—	—	—	—	—
	$Arg	249,330	—	126,171	—	1,459,624	—	—	—
	Rs	1,858,513	—	1,785,890	—	1,785,890	—	5,896,656	—
	UP	2,056,583	—	—	—	—	—	—	—
	£	743,571	—	371,786	—	—	—	—	—
	Other	195,547	—	97,774	—	—	—	—	—

Total long-term liabilities		1,220,860,194		408,116,736		793,551,362		380,570,057

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

30. Foreign currencies, continued:

g.	Long-term liabilities, December 31, 2002

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

			Avg		Avg		Avg		Avg
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Due to banks and Financial institutions	UF	2,762,780	9.00	2,936,985	9.00	—	1.00	—	—
	US$	494,033,559	3.50	90,690,073	3.50	45,572,398	3.50	4,549,695	3.50
	€	245,960	4.13	—	—	—	—	—	—
	Yen	924,036	0.89	—	—	—	—	—	—
	$ Arg	3,687,042	1.75	1,843,527	1.75	6,440,033	1.75	—	—
	Rs	—	—	—	—	7,435,157	9.24	—	—
	UP	1,189,530	5.32	—	—	—	—	—	—
	£	877,946	4.81	—	—	—	—	—	—

		503,720,853		95,470,585		59,447,588		4,549,695

Bonds payable	UF	—		100,464,720	6.20	19,831,566	6.29	117,470,886	5.80
	US$	143,722,000	8.44	330,560,600	8.50	287,444,000	8.50	335,085,687	7.96
	$ Col	33,173,871	14.35	—	—	77,979,287	14.00	—	—
	Soles	6,134,974	6.00	—	—	—	—	—	—

		183,030,845		431,025,320		385,254,853		452,556,573

Notes payable	US$	44,459,671	7.30	41,870,347	7.30	59,468,978	7.30	—	—

		44,459,671		41,870,347		59,468,978		—

Miscellaneous payables	UF	—	—	—	—	—	—	161,781	—
	Ch$	2,124,216	—	—	—	—	—	32,580	—
	US$	7,139,703	—	—	—	10,535,563	—	—	—

		9,263,919		—		10,535,563		194,361

Amounts payable to related companies	US$	48,663,658	8.35	—	—	—	—	—	—

		48,663,658		—		—		—

Accrued expenses	UF	—	—	57,281	—	—	—	—	—
	Ch$	1,468,137	—	1,226,607	—	2,940,846	—	2,496,205	—
	US$	3,732,305	—	—	—	—	—	—	—
	$ Col	—	—	—	—	—	—	20,288,516	—
	Rs	1,263,657	—	839,764	—	2,099,410	—	2,801,776	—

		6,464,099		2,123,652		5,040,256		25,586,497

Deferred income taxes	Ch$	3,523,153	—	1,999,002	—	7,818,026	—	16,210,034	—
	Soles	—	—	35,427,215	—	—	—	—	—
	$Arg	197,179	—	131,452	—	591,537	—	—	—

		3,720,332		37,557,669		8,409,563		16,210,034

Other liabilities	Ch$	700,164	—	12,764,792	—	1,842,137	—	11,198,582	—

		700,164		12,764,792		1,842,137		11,198,582

Total long-term liabilities		800,023,541		620,812,365		529,998,938		510,295,742

Long-term	UF	2,762,780	—	103,458,986	—	19,831,566	—	117,632,667	—
liabilities by currency	Ch$	7,815,670	—	15,990,401	—	12,601,009	—	29,937,401	—
	US$	741,750,896	—	463,121,020	—	403,020,939	—	339,635,382	—
	€	245,960	—	—	—	—	—	—	—
	Yen	924,036	—	—	—	—	—	—	—
	$ Col	33,173,871	—	—	—	77,979,287	—	20,288,516	—
	Soles	6,134,974	—	35,427,215	—	—	—	—	—
	$ Arg	3,884,221	—	1,974,979	—	7,031,570	—	—	—
	Rs	1,263,657	—	839,764	—	9,534,567	—	2,801,776	—
	UP	1,189,530	—	—	—	—	—	—	—
	£	877,946	—	—	—	—	—	—	—

Total long-term liabilities		800,023,541		620,812,365		529,998,938		510,295,742

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

During January 2003, Companhia Paranaense de Energía-Copel, suspended payment and announced its intention to cancel or renegotiate its long-term energy contracts with the Endesa-Chile’s equity method investment, CIEN. CIEN has 20-year long-term energy purchase commitments in Argentina to satisfy the supply contracts with Copel. Additionally, the estimated indemnity for terminating both long-term energy contracts, would give rise to a payment obligation by COPEL of US$ 600 million as of December 31, 2002. Any changes or cancellation of the contracts would likely have a material impact in the Company’s consolidated net income and shareholders’ equity.

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.  Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,

	2001	2002
	ThCh$	ThCh$

Shareholders’ equity in accordance with U.S. GAAP — January 1,	1,106,676,190	1,126,293,443
Dividends paid during the year	(8,109,895)	(7,709,649)
Reversal of dividends payable as of previous balance sheet date	8,147,891	7,940,938
Minimum dividend (paragraph k)	(7,940,938)	—
Cumulative translation adjustment	(9,415,751)	2,542,517
Reorganization of subsidiaries (paragraph r)	5,997,065	—
Net income (loss) in accordance with U.S. GAAP for the year	30,938,881	(74,871,117)

Shareholders’ equity in accordance with U.S. GAAP - December 31,	1,126,293,443	1,054,196,132

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The estimated fair values of the Company’s financial instruments compared to U.S. GAAP carrying amounts are as follows:

	As of December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	ThCh$	ThCh$	ThCh$	ThCh$
Cash	5,024,238	5,024,238	7,450,853	7,450,853
Time deposits	88,952,041	88,952,041	90,071,189	90,071,189
Current receivables, net	91,879,870	91,879,870	88,254,540	88,254,540
Notes receivables, net	162,773	162,773	1,010,451	1,010,451
Other receivables, net	19,883,555	19,883,555	17,922,487	17,922,487
Amounts due from related companies	40,355,991	40,355,991	219,504,354	219,504,354
Long term receivables	44,335,067	44,335,067	19,157,436	19,157,436
Long term amounts due from related companies	170,667,792	170,667,792	898,130	898,130
Accounts payable	(77,273,825)	(77,273,825)	(66,686,654)	(66,686,654)
Dividends payable	(75,871)	(75,871)	(727,268)	(727,268)
Short term amounts payables to related companies	(64,544,584)	(64,544,584)	(52,235,790)	(52,235,790)
Long-term debt and bonds payable	(2,650,041,495)	(2,876,643,596)	(3,231,314,305)	(3,216,757,427)
Long term accounts payable to related companies	(445,507,841)	(445,507,841)	(48,663,658)	(48,663,658)
Derivative contracts	3,067,592	3,067,592	214,240,710	214,240,710

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

	Years ended December 31, 2000

			U.S. GAAP
	Chilean GAAP	Reclassification	Presentation

	ThCh$	ThCh$	ThCh$
Operating income	266,929,008	241,360,710	508,289,718
Non-operating expense, net	(36,075,951)	(201,472,114)	(237,548,065)
Income taxes	(88,483,851)	116,662	(88,367,189)
Minority interest	(68,580,912)	183,276	(68,397,636)
Equity participation in income of related companies, net	—	678,030	678,030
Amortization of negative goodwill	41,136,598	(41,136,598)	—

Income from continuing operations	114,924,892	(270,034)	114,654,858
Income from discontinued operations	—	270,034	270,034

Net income	114,924,892	—	114,924,892

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Years ended December 31, 2001

			U.S. GAAP
	Chilean GAAP	Reclassification	Presentation

	ThCh$	ThCh$	ThCh$
Operating income	347,975,163	19,745,852	367,721,015
Non-operating expense, net	(247,798,496)	28,077,502	(219,720,994)
Income taxes	(39,911,895)	7,037,413	(32,874,482)
Minority interest	(34,015,850)	400,190	(33,615,660)
Equity participation in income of related companies, net	—	(9,947,624)	(9,947,624)
Amortization of negative goodwill	45,911,096	(45,911,096)	—

Income from continuing operations	72,160,018	(597,763)	71,562,255
Income from discontinued operations	—	597,763	597,763

Net income	72,160,018	—	72,160,018

	Years ended December 31, 2002

			U.S. GAAP
	Chilean GAAP	Reclassification	Presentation

	ThCh$	ThCh$	ThCh$
Operating income	346,224,491	(93,560,578)	252,663,913
Non-operating expense, net	(313,424,918)	170,203,364	(143,221,554)
Income taxes	(70,628,398)	(10,636,547)	(81,264,945)
Extraordinary loss	(10,930,092)	10,930,092	—
Minority interest	(46,478,294)	163,549	(46,314,745)
Equity participation in income of related companies, net	—	8,570,497	8,570,497
Amortization of negative goodwill	85,918,155	(85,918,155)	—

Income from continuing operations	(9,319,056)	(247,778)	(9,566,834)
Income from discontinued operations	—	247,778	247,778

Net income	(9,319,056)	—	(9,319,056)

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

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation although the amounts displayed have been determined in accordance with Chilean GAAP:

	As of December 31, 2001

			U.S. GAAP
	Chilean GAAP	Reclassification	Presentation

	ThCh$	ThCh$	ThCh$
Current assets	315,256,021	(7,877,490)	307,378,531
Property, plant, and equipment, net	5,564,893,072	(166,481,365)	5,398,411,707
Other assets	481,422,276	144,269,867	625,692,143

Total assets	6,361,571,369	(30,088,988)	6,331,482,381

Current liabilities	679,343,616	(7,940,575)	671,403,041
Long-term liabilities	2,803,098,349	(22,148,413)	2,780,949,936
Minority interest	1,432,579,970	—	1,432,579,970
Shareholders’ equity	1,446,549,434	—	1,446,549,434

Total liabilities and shareholders’ equity	6,361,571,369	(30,088,988)	6,331,482,381

Endesa-Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	As of December 31, 2002

			U.S. GAAP
	Chilean GAAP	Reclassification	Presentation

	ThCh$	ThCh$	ThCh$
Current assets	542,197,771	313,526,898	855,724,669
Property, plant, and equipment, net	5,669,849,128	(406,657,050)	5,263,192,078
Other assets	312,154,497	62,448,950	374,603,447

Total assets	6,524,201,396	(30,681,202)	6,493,520,194

Current liabilities	1,134,204,259	(127,606,482)	1,006,597,777
Long-term liabilities	2,461,130,586	96,925,280	2,558,055,866
Minority interest	1,498,231,231	—	1,498,231,231
Shareholders’ equity	1,430,635,320	—	1,430,635,320

Total liabilities and shareholders’ equity	6,524,201,396	(30,681,202)	6,493,520,194

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
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Pension Benefits		Other Benefits

	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$

Changes in benefit (obligations)
Benefit (obligations) at January 1	(13,410,712)	(16,132,799)	(2,999,954)	(2,697,762)
Foreign exchange effect	(1,482,652)	1,972,665	—	—
Net periodic expense	(2,479,224)	(3,134,800)	(568,618)	(5,292,879)
Benefits paid	1,239,789	1,559,657	870,810	835,090
Company contributions	—	—	—	—

Benefit (obligations) at December 31	(16,132,799)	(15,735,277)	(2,697,762)	(7,155,551)

Funded Status of the Plans
Projected Benefit Obligation	(17,427,604)	(16,576,827)	(4,141,087)	(8,220,596)
Fair value of plan assets	—	—	—	—

Funded status	(17,427,604)	(16,576,827)	(4,141,087)	(8,220,596)
Unrecognized prior service obligation	—	—	1,443,325	961,848
Unrecognized net loss (gain)	1,294,805	841,550	—	103,197

Net liability recorded under U.S. GAAP	(16,132,799)	(15,735,277)	(2,697,762)	(7,155,551)

	Pension Benefits		Other Benefits

	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$

Assumptions as of December 31
Weighted-average discount rate	27.4%	15.5%	9.5%	10.0%
Weighted-average salary increase	21.4%	10.2%	N/A	N/A
Weighted-average return on plan assets	—	—	—	—
Components of net periodic benefits expenses
Service cost	(605,735)	(161,342)	316,460	(4,612,213)
Interest cost	(4,300,553)	(2,199,459)	(462,277)	(241,228)
Expected return on assets	—	—	—	—
Amortization gain (loss)	2,427,064	(773,999)	—	—
Amortization of prior service obligation	—	—	(422,801)	(439,438)

Net periodic expenses	(2,479,224)	(3,134,800)	(568,618)	(5,292,879)

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

	2000

		Effect of U.S.
		GAAP
	Chilean GAAP	adjustments on	Accumulated
	cumulative	cumulative	Other
	translation	translation	Comprehensive
	adjustment	adjustment	Income (Loss)

Beginning balance	3,602,367	(2,365,448)	1,236,919
Credit (charge) for the period	535,235	(8,945,783)	(8,410,548)

Ending balance	4,137,602	(11,311,231)	(7,173,629)

	2001

		Effect of U.S.
		GAAP
	Chilean GAAP	adjustments on	Accumulated
	cumulative	cumulative	Other
	translation	translation	Comprehensive
	adjustment	adjustment	Income (Loss)

Beginning balance	4,137,602	(11,311,231)	(7,173,629)
Credit (charge) for the period	3,035,615	(12,451,366)	(9,415,751)

Ending balance	7,173,217	(23,762,597)	(16,589,380)

	2002

		Effect of U.S.
		GAAP
	Chilean GAAP	adjustments on	Accumulated
	cumulative	cumulative	Other
	translation	translation	Comprehensive
	adjustment	adjustment	Income (Loss)

Beginning balance	7,173,217	(23,762,597)	(16,589,380)
Credit (charge) for the period	9,082,747	(6,540,230)	2,542,517

Ending balance	16,255,964	(30,302,827)	(14,046,863)

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

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2002, by country of operation is as follows:

	Goodwill under U.S. GAAP

			Cumulative
			Translation		December 31,
	January 1, 2002	Acquisitions	Adjustment	Impairment	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,488,196	3,271,309	—	—	4,759,505
Argentina	35,571,640	—	2,329,992	(37,901,632)	—
Brazil	95,294,807	—	6,241,937	(101,536,744)	—
Peru	19,962,227	—	1,307,449	—	21,269,676
Colombia	27,174,022	—	1,779,344	—	28,953,366

Total	179,490,892	3,271,309	11,658,722	(139,438,376)	54,982,547

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

2002

ThCh$
Current assets	154,551,801
Non-current assets	935,515,175

Total assets	1,090,066,976

Current liabilities	138,742,653
Non-current liabilities	637,437,639

Total liabilities	776,180,292

Net sales	267,811,501

Gross profit	72,830,446

Net income (loss)	14,291,172

Endesa-Chile’s participation in net income	6,511,576

Item 19. Exhibits

Exhibit	Description

1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (incorporated by reference to Empresa Nacional de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002)
1.2	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation) (incorporated by reference to Empresa Nacional de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002)
4.1	Credit Agreement among Endesa-Chile, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc., various lenders and Citibank N.A., as administrative agent, dated May 12, 2003 (incorporated by reference to Empresa Nacional de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 30, 2003)
8.1	List of Subsidiaries (incorporated by reference to Empresa Nacional de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 30, 2003)
99.1	Section 302 Certification of the Chief Executive Officer.
99.2	Section 302 Certification of Chief Financial Officer.
99.3	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer

     We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Empresa Nacional de Electricidad S.A.

SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the 2002 annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Hector López

	Name:	Hector López
	Title:	Chief Executive Officer

Date: February 25, 2004