Form 20-F
period 2003-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2004-06-30
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-13240
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

NATIONAL ELECTRICITY COMPANY OF CHILE, INC. (Translation of Registrant’s name into English)	CHILE (Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile
Telephone No. (562) 630-9000
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered
American Depositary Shares Shares	New York Stock Exchange New York Stock Exchange*

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

US$150,000,000	7.200%	Notes due 2006
US$230,000,000	7.875%	Notes due 2027
US$220,000,000	7.325%	Notes due 2037
US$200,000,000	8.125%	Notes due 2097
US$400,000,000	7.750%	Notes due 2008
US$400,000,000	8.502%	Notes due 2009
US$400,000,000	8.350%	Notes due 2013
US$200,000,000	8.625%	Notes due 2015

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

YES [X]	NO [ ]

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17 [ ]	ITEM 18 [X]

i

INTRODUCTION

     As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refers to Empresa Nacional de Electricidad S.A., or Endesa-Chile and its consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2003.

Financial Information

     In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “U.S. dollars,” “$” or “US$” are to United States dollars; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or Argentine pesos are to the legal currency of Argentina; references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2003, 1 UF was equivalent to Ch$16,920.00. The U.S. dollar equivalent of 1 UF was US$28.49 for December 31, 2003, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2003 of Ch$593.80 per US$1.00.

     The audited consolidated financial statements of Empresa Nacional de Electricidad S.A., or Endesa-Chile (the “Company”), and, unless otherwise indicated, other financial information concerning the Company included herein are presented in constant Chilean pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance), or SVS. Data expressed in Chilean pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2003 are expressed in constant Chilean pesos as of December 31, 2003. See Note 2(b) to the audited consolidated financial statements included herein. For Chilean accounting purposes, inflation adjustments are calculated based upon a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2003 calendar year is the percentage change between the November 2002 Chilean CPI and the November 2003 Chilean CPI which was 1%. Chilean GAAP as applied to the Company differs in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 34 to the audited consolidated financial statements of the Company contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to the Company and a reconciliation to US GAAP of net income and stockholders’ equity for the period and as of the dates indicated. Certain amounts may not add up due to rounding.

     Under Chilean GAAP, we consolidate the results from operations of a company defined as a “subsidiary” in Law No. 18,046. In order to consolidate a company we must generally satisfy one of two criteria:

     We must either:

•	control, directly or indirectly, more than a 50% voting interest in such company; or

•	nominate or have the power to nominate a majority of the board of directors of such company if we control 50% or less of the voting interest of such company.

     Endesa-Chile consolidates all its operational Chilean subsidiaries. In Argentina, Endesa-Chile consolidates the hydroelectric company Hidroeléctrica El Chocón S.A.(“El Chocón”) and the thermoelectric company Central Costanera S.A (“Costanera”). In Colombia, Endesa-Chile consolidates generation companies Hidroeléctrica Betania S.A.(“Betania”) and Emgesa S.A. E.S.P.(“Emgesa”). Endesa-Chile also consolidates the hydroelectric company Centrais Eléctricas Cachoeira Dourada S.A. (“Cachoeira Dourada”) in Brazil and the generation company Edegel S.A.A. (“Edegel”) in Peru. Due to consolidating adjustments, financial data reported by us relating to our consolidated subsidiaries may be materially different from that reported by our consolidated subsidiaries on a stand-alone basis.

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

Technical Terms

     As used throughout, references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively; and references to “kV” are to kilovolts. Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by us.

     Technical losses are calculated by:

•	subtracting the number of GWh of energy sold from the number of energy purchased and generated within a given period.

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

Forward-Looking Statements

     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;

•	our financial and economic strengthening plan;

•	trends affecting our financial condition or results from operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory environment in one or more of the countries in which we operate;

•	changes in the environmental regulatory framework in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America where we conduct our business; and

•	the factors discussed below under “Risk Factors.”

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected financial data.

     The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, included elsewhere in this annual report. The audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the SVS, which together differ in certain important respects from US GAAP. Note 34 to the audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2003 in the following table have been restated in constant Chilean pesos as of December 31, 2003.

     All data, except ratios and operating data, are in millions. For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate. The Observed Exchange Rate reported by the Chilean Central Bank for December 31, 2003 was Ch$593.80 per US$1.00. Similarly, all data presented in U.S. dollars, as of and for the year ended December 31, 2003 are translated at the Observed Exchange Rate of Ch$593.80 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see "—Exchange Rates” below.

     On June 23, 2003, we sold Infraestructura Dos Mil S.A., or Infraestructura Dos Mil. Under Chilean GAAP, we ceased consolidating Infraestructura Dos Mil with effect from January 1, 2003, and as a result this company will not be reflected in our financial statements as of and for the year ended December 31, 2003. Our other principal operating subsidiaries were consolidated prior to 1998. All companies have been consolidated according to Chilean GAAP.

     The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2003, which affect the comparability presented below. Beginning January 1, 2000, the Company adopted new accounting policies concerning the accounting for deferred taxes in accordance with a new Chilean accounting system. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Income and Deferred Taxes.”

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(Restated for general price-level changes and expressed in millions of constant					(millions of
	Ch$ as of December 31, 2003, except ratios and operating data)					US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Revenues from operations	966,892	947,027	1,055,733	947,480	920,281	1,550
Cost of operations	(729,036)	(643,669)	(669,234)	(561,142)	(550,447)	(927)
Administrative and selling expenses	(50,058)	(33,759)	(35,043)	(36,652)	(31,324)	(53)
Operating income	187,798	269,599	351,456	349,686	338,510	570
Equity in income (losses) of related companies, net	1,792	685	(10,046)	8,656	17,370	29
Goodwill amortization	(7,078)	(7,317)	(8,352)	(109,648)	(1,543)	(3)
Interest (expense) income, net	(196,073)	(239,859)	(218,899)	(204,929)	(188,874)	(318)
Price-level restatement and foreign currency translation, net	(93,296)	(3,767)	(10,269)	3,591	9,531	16
Other non-operating income (expense), net	(59,477)	213,822	(2,711)	(14,230)	(15,489)	(26)
Income before income taxes, minority interest and negative goodwill amortization	(166,334)	233,163	101,179	33,126	159,505	268
Income taxes	(34,377)	(89,369)	(40,311)	(71,335)	(27,378)	(46)
Extraordinary loss	—	—	—	(11,039)	—	—
Minority interest	(35,254)	(69,267)	(34,356)	(46,943)	(69,586)	117
Amortization of negative goodwill	37,500	41,548	46,370	86,779	15,590	26
Net income (loss)	(198,465)	116,075	72,882	(9,412)	78,131	131
Net income (loss) per share(2)	(24.20)	14.15	8.89	(1.15)	9.53	N.A.
Net income (loss) per ADS(2)	(725.91)	424.56	266.58	(34.43)	285.78	N.A.
US GAAP(6):
Revenues from operations	966,892	947,027	1,035,434	927,456	920,797	1,551
Operating income	196,934	331,582	357,112	191,564	156,469	264
Equity in income of related companies	(3,702)	831	(15,742)	29,726	45,193	76
Income taxes	(17,335)	(111,635)	(56,591)	(85,456)	24,468	41
Net income (loss) from continuing operations	(222,274)	97,825	(1,885)	(75,898)	72,741	122
Cumulative effect of changes in accounting principles, net of taxes and minority interest	—	—	32,654	—	(121)	N.A.
Income (loss) from discontinued operations net of tax and minority interest	1,871	437	479	278	115	N.A.
Net income (loss)	(220,403)	98,262	31,248	(75,620)	72,735	122
Net income (loss) on continuing operations per share(2)	(27.10)	11.93	3.75	(9.25)	8.85	N.A.
Net income (loss) on discontinued operations per share(2)	0.23	0.05	0.06	0.03	0.01	N.A.
Net income (loss) per share(2)	(26.87)	11.98	3.81	(9.22)	8.87	N.A.
Net income (loss) on continuing operations per ADS(2)	(813.00)	357.90	112.54	(277.61)	265.62	N.A.
Net income (loss) on discontinued operations per ADS(2)	6.90	1.50	1.75	1.02	0.42	N.A.
Net income (loss) per ADS(2)(4)	(806.10)	359.40	114.29	(276.59)	266.04	N.A.
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	6,461,820	6,076,734	6,425,187	6,589,443	5,465,336	9,204
Long-term liabilities	3,193,168	2,785,145	2,831,129	2,485,742	2,289,635	3,856
Minority interest	1,358,145	1,319,399	1,446,906	1,513,213	1,217,743	2,051
Total Shareholders’ equity	1,273,892	1,390,666	1,461,014	1,444,941	1,492,669	2,514
Capital Stock	1,050,194	1,050,194	1,050,194	1,050,194	1,050,194	1,769

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(Restated for general price-level changes and expressed in millions of constant					(millions of
	Ch$ as of December 31, 2003, except ratios and operating data)					US$)(1)
U.S. GAAP:
Total assets	6,421,796	6,014,477	5,992,126	6,320,553	5,154,756	8,681
Long-term liabilities	3,390,634	3,001,340	2,684,860	2,698,709	2,364,907	3,983
Minority interest	1,343,488	1,285,868	1,475,968	1,540,164	1,178,188	1,984
Total Shareholders’ equity	1,036,401	1,117,743	1,137,557	1,064,738	1,123,405	1,892
Capital Stock	1,050,194	1,050,194	1,050,194	1,050,194	1,050,194	1,769
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures(5)	150,092	90,560	53,502	136,207	131,140	221
Depreciation and amortization	186,902	171,249	153,415	223,926	167,081	281
Other Financial Data:
Dividends accrued per share(3)	—	1.02	0.99	—	—	—
Dividends accrued per ADS in US$(2)(3)(4)	—	0.04	0.04	—	—	—
Weighted average shares outstanding (million)	8,202	8,202	8,202	8,202	8,202	—
Number of ADS (million)	33	26	28	16	14	—

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$593.80 per U.S. dollar, the Observed Exchange Rate as of December 31, 2003. You should not construe the translation of currency amounts in this annual report to be a representation that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)	Per ADS amounts in millions of constant Chilean pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares). Per share amounts in millions of US$ are determined by dividing per ADS amounts by 30.

(3)	This chart details dividends payable in any given year, and not necessarily paid that same year.

(4)	US dollar amounts are calculated by applying the US dollar exchange rate on the dividend payment date to the nominal Chilean peso amount.

(5)	Capital expenditures does not include investments in equity investees and capital expenditures in development stage subsidiaries.

(6)	For reconciliation from Chilean GAAP to US GAAP see Note 34 “ Differences between Chilean and United States Generally Accepted Accounting Principles” of the consolidated financial statements.

Exchange Rates

     Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the Chilean peso price of Endesa-Chile’s shares of common stock, without par value (the “Shares” or the “Common Stock”), of the Company on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”), and, as a result, will likely affect the spot price of the Company’s American Depositary Shares (“ADSs”). Such fluctuations will also affect conversion of cash dividends relating to the Shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

     In Chile, the Ley Orgánica del Banco Central de Chile No. 18840 (the “Central Bank Act”), enacted in 1989, liberalized the ability to buy and sell foreign exchange in Chile. The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign exchange be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities explicitly authorized by the Central Bank. Purchases and sales of foreign exchange, which are generally permitted to be transacted outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile. Free market forces drive both the Formal and Informal Exchange Markets. Foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments and distributions must be necessarily remitted through the Formal Exchange Market.

     For the purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a reference exchange rate (dólar acuerdo or the “Reference Exchange Rate”). The Reference Exchange Rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively. The daily observed exchange rate (dólar observado) (the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

     The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2003, the Informal Exchange Rate was Ch$593.40, or 0.07% higher than the published Observed Exchange Rate of Ch$593.8 Per US$1.00. On March 31, 2004, the Informal Exchange rate was Ch$611.00, or 0.88% lower than the published Observed Exchange Rate of Ch$616.41 per U.S$1.00 corresponding to such date.

     The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Observed Exchange Rate(1)
	(Ch$ per US$)
Year	Low(2)	High(2)	Average(3)	Period-end
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	691.53	593.80
Last six months
2003
December	593.10	621.27	602.90	593.80
2004
January	559.21	596.78	573.64	691.42
February	571.35	598.60	584.31	592.87
March	588.04	623.21	603.91	616.41
April	596.61	624.84	608.55	624.98
May	622.25	644.42	636.00	638.59
June (through June 21, 2004)	636.02	649.45	645.23	646.47

Source: Chilean Central Bank.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

B. Capitalization and indebtedness.

     Not applicable.

C. Reasons for the offer and use of proceeds.

     Not applicable.

D. Risk Factors

Risks Relating to Our Operations

Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

     Approximately 66% of our consolidated generation capacity in Chile, Argentina, Brazil, Colombia and Peru is hydroelectric and, accordingly, we are dependent upon hydrological conditions prevailing, from time to time, in the geographic regions in which we operate. In particular, we are exposed to the risks discussed below.

     During periods of drought, thermal generators, including those that are fueled with natural gas or coal, are dispatched more frequently. During such periods, we are required to purchase electricity from thermal producers to the extent our own production is not sufficient to fulfill contractual obligations. The cost of these electricity pool market purchases may exceed the price at which we sell electricity under contracts, resulting in a loss.

     With the aim of partially decreasing the effects of a protracted future drought, beginning in 2000 our company including its generation subsidiaries has changed its commercial policy by decreasing its contractual energy sales levels to better match the amount of firm energy associated with its installed capacity, giving priority to its higher-paying clients and to industrial firms that demand larger amounts of energy, and limiting contractual sales to regulated customers, including distribution companies. It is not certain whether this new policy will insulate Endesa-Chile and its operations from negative consequences of a protracted drought period.

The Chilean regulatory authorities may impose fines on us and our Chilean generation subsidiaries due to operational failures in the electricity system.

     Under current Chilean law, the company and its Chilean generation subsidiaries may be required to pay the following costs or penalties, imposed by the Chilean regulatory authorities, during periods of electricity system failures.

     Our company and its Chilean generation subsidiaries may be subject to regulatory fines, which range from 1 Unidad Tributaria Mensual (“UTM”), or approximately US$50.0, to 10,000 Unidades Tributarias Anuales (“UTA”), or approximately US$6.0 million. Any electricity company supervised by the Superintendencia de Electricidad y Combustibles (Chilean Superintendence of Electricity and Fuels) or SEF, may be subject to higher costs when the regular energy supply to the system is affected by operational failures, including failing to adequately react to a fault in the system, that in the determination of the SEF, are due to the negligence or fault of the Company.

     On August 14, 2003, the SEF imposed fines on our company and our generation subsidiaries in an aggregate amount of approximately US$2.3 million due to a failure in the transmission of energy to end-users of electricity in the Metropolitan Region of Chile on September 23, 2002. Our subsidiaries are currently appealing these fines. Additionally, on April 27 and May 3, 2004, the SEF imposed fines on both Endesa-Chile and Chilectra in an aggregate amount of approximately US$2.0 million due to a black out that occurred in the Metropolitan Region on January 13, 2003. Endesa-Chile and Chilectra are currently appealing these fines, however, no assurance can be given that these appeals will be successful.

Chilean electricity regulations may impose additional operating costs on us and generation subsidiaries and cause our revenues to decline.

     Electricity Rationing: If we and our Chilean generation subsidiaries are unable to fulfill our contracts during periods of electricity rationing, we may be subject to higher operational costs. The Chilean government can impose electricity rationing, limiting the amount of electricity we can generate, during drought conditions or prolonged failures in the country’s thermoelectric facilities. If, due to the rationing, we are unable to generate enough electricity to fulfill our contracts we may be forced to buy electricity on the pool market at the spot price. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of drought or electricity deficiency. If we are unable to buy enough electricity in the pool market to satisfy all our contracts, then we would have to compensate our regulated customers for the amount of contracted-for electricity we failed to provide at the “cost of failure.”

     If rationing policies are imposed by any regulatory authorities in Chile, our business, financial condition and results of operations may be affected adversely in a material way. Rationing periods may occur in the future, and consequently we and our generation subsidiaries, might be obligated to increase operational costs as described above if such subsidiaries fail to provide adequate service under such conditions.

     Resolution 88: In May 2001, the Chilean Ministry of Economics issued Resolution 88, under which electricity generators are required to provide power to distribution companies in the Sistema Interconectado Central, or SIC if distribution companies are not able to freely contract adequate power supply to deliver to their customers. Under the terms of Resolution 88, each generator must supply power to such distributors in proportion to the generator’s share of total firm energy in the SIC at a price equal to the node price. If we cannot produce sufficient energy ourselves to supply the distribution companies’ needs, we are required to purchase energy on the spot market, where prices may be significantly higher than the node price at which we sell to distributors. In addition, the requirement to sell to distributors may limit our ability to expand sales to non-regulated customers. We consider Resolution 88 to be unconstitutional because it violates property rights. We also believe that Resolution 88 violates our freedom to contract and enter into energy transactions and we have requested that it be nullified. However, if our request to nullify Resolution 88 (demanda de nulidad de derecho público) is denied by the local civil court, Resolution 88’s supply requirements may remain in effect, which could increase our costs and adversely affect our future profitability.

Our profitability and business could be adversely affected by the proposals being considered by the Chilean Congress with respect to our water rights.

     Approximately 72% of our installed capacity in Chile is hydroelectric. For the operation of our plants we own water rights granted by the Chilean Water Authority. Under current law, these water rights are of unlimited duration. They are absolute and unconditional property rights and are not subject to any further challenge. The Chilean Congress has been discussing a proposal to amend the laws governing water rights, under which we would have to pay a fee for each year we do not utilize the rights we own. This fee would be imposed whether such rights were granted before or after the enactment of such proposal. We are unable to predict whether, or in what form, any such proposed changes to the laws governing water rights will be enacted. There can be no assurance that any changes would not, if enacted, have a material adverse effect on us and our operations.

We may experience higher generation costs and reduced operating margins due to the deficit of natural gas in Argentina.

     The recent natural gas deficit in Argentina could have a negative impact on some of our generation plants in Chile and Argentina particularly those that utilize Argentinean natural gas.

     In Argentina, this deficit has caused the local price of natural gas to rise. If we are unable to pass along these higher costs to our customers, our operating margins could decrease.

     In Chile, Endesa-Chile, and one related company currently rely on natural gas for their thermoelectric generation and are parties to take or pay gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government announced a resolution that allows for the partial suspension of natural gas exports. Furthermore, the resolution gives the Argentine President the authority to temporarily suspend the long-term supply contracts of Argentine exporters. If we experience continuous interruptions in the supply of natural gas from Argentina, we could have to replace natural gas with more expensive fuels such as coal and/or diesel to maintain our current generation level, resulting in higher generation costs and lower operating margins.

We depend in part on payments from our subsidiaries to meet our payment obligations.

     In order to pay our obligations, we rely on cash from dividends, loan payments, and other distributions from our subsidiaries. Our ability to pay debt and interest will be partially dependent on the receipt of distributions from our subsidiaries. Our subsidiaries and equity affiliates are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due or to make any funds available to pay any amount and do not guarantee payment of interest on or principal of any indebtedness of the company. In addition, the ability of our subsidiaries to pay dividends, make loan payments, and other distributions to Endesa-Chile is subject to legal limits such as dividend restrictions and fiduciary duties, contractual limitations, foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate. Our Subsidiaries and equity affiliates may be additionally limited by their operating results. We generally have been able to access the cash flows of our Chilean subsidiaries. We have not been similarly able to access the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit agreement restrictions.

     Our future results from operations outside of Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay debts.

     Dividend Limits and Other Legal Restrictions. We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions to net income. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our less-than-wholly owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, any of our subsidiaries could under, certain circumstances, be prevented from up streaming cash to us.

     Contractual Limitations. Specific upstreaming restrictions in our subsidiaries’ contractual agreements include:

•	prohibitions against dividend distributions by Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

•	prohibitions against dividend distributions by Edegel in Peru, and Betania in Colombia in the case of default of certain loans;

•	prohibitions against repayments by Betania in Colombia of intercompany debt unless Betania raises additional funds from the sale of assets or capital reductions of its subsidiaries (Emgesa), and against payments by Betania of interest on intercompany debt if any scheduled payment of Betania’s syndicated loan is due and not paid;

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment of Costanera in Argentina while certain of its debt is outstanding.

     We are not aware of any contractual limitations on our equity affiliates’ ability to pay dividends and other distributions to us.

     Operating Results at Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends, loan payments and other distributions to us are limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceed its available cash, that subsidiary will not be able to make cash available to us. We expect that in 2004 some of our non-Chilean subsidiaries may experience cash flow deficits and not have funds available for distribution to us. For example, lower energy prices in Brazil and current regulations in Argentina have resulted in breaches of contracts by counterparties to our subsidiaries and equity affiliates, which may impact the amount of dividends and distributions we receive from the investments in those countries. Our future results of operations outside Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those subsidiaries.

     In April 2003, Companhia Elétrica de Estado de Goiás S.A. (“CELG”), the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take-or-pay contract with Cachoeira Dourada. As of December 31, 2003, CELG owed Cachoeira Dourada US$10.9 million under the contract. On June 16, the preliminary and provisional Judgment was revoked, which obliges CELG to pay 100% of the contract, including payments due for all of 2003. CELG has petitioned for reconsideration of this decision. A final unfavorable decision would mean that Cachoeira Dourada would receive significantly lower payments from its only customer, which would affect the amount of dividend payments Cachoeira Dourada can make to Endesa-Chile.

     Foreign Exchange Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.

We are subject to contractual provisions under our existing indebtedness.

     A significant portion of our financial indebtedness is subject to cross-default provisions. Defaults in relation to any single indebtedness of ours or our most relevant subsidiaries with an outstanding amount equal to or in excess of US$30 million after the applicable grace periods (if any) have expired could give rise to a cross-default under most of our bank debt. In addition, a payment default by us or any of our subsidiaries on any indebtedness having an aggregate principal amount exceeding US$30 million, would trigger an event of default on our SEC-registered notes. Finally, any event of default arising under those notes would trigger a cross-default under most of our existing bank credit agreements. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, substantially of our indebtedness will become due and we could be unable to pay such debt. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We and our subsidiaries may be subject to refinancing risk.

     We may be unable to refinance our indebtedness or obtain such financing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaning the best price for such assets. Furthermore, assets may not be sold quickly enough, or for amounts sufficient to enable us to make such payments. See “Item 5. Operating and Financial Review and Prospects—Tabular disclosures of contractual obligations.”

     For details on the situation of refinancing in Argentina, see “—Risk Factors relating to Argentina.”

Foreign exchange risks may adversely affect our results of operations and financial condition.

     The Chilean peso and the other Latin American currencies in which we and our subsidiaries operate have been subject to large devaluations and revaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues are linked to U.S. dollars, we generally have been and continue to be materially exposed to fluctuations of our local currencies against the dollar because of procedural delays and other limitations in the indexation of our tariffs to the U.S. dollar.

     Moreover, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation altogether, which together with an increase of approximately 240% of the Argentine peso against the U.S. dollar and pesification of our contractual rates, resulted in a reduction of net cash generation. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the U.S. dollar, may affect our financial condition and results of operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

     As of December 31, 2003, Endesa-Chile had total consolidated indebtedness of US$4,187 million, of which US$3,225 million, or 77%, was denominated in U.S. dollars. For the twelve-month period ended December 31, 2003, our revenues amounted to US$1,550 million of which US$422 million, or 27%, were denominated in U.S. dollars, and US$598 million, or 39% were linked in some way to the U.S. dollar. In aggregate, 66% of our consolidated revenues were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of US$77 million were revenues in pesos, which represents 5% of our 2003 consolidated revenues. We believe that we remain exposed to risk due to fluctuations of the Chilean peso to the U.S. dollar.

     In addition to the U.S. dollar and the Chilean peso, and as of December 31, 2003, our foreign-currency denominated consolidated indebtedness included the equivalent of US$14 million in Brazilian reais, US$282 million in Colombian pesos, US$106 million in Peruvian soles, and US$23 million in Argentine pesos, for an aggregate of US$425 million in currencies other than the Chilean peso and the U.S. dollar. At the same time, revenues in these other currencies for the twelve-month period ended December 31, 2003, included the equivalent of US$52 million in Brazilian reais, US$233 million in Colombian pesos, US$116 million in Argentine pesos, and US$51 million in Peruvian soles, for an aggregate of US$452 million in such currencies. Despite the fact that we have both revenues and debt in these same currencies, we believe that we are exposed to risk in terms of our foreign exchange exposure to these four currencies.

The impact on the value of our assets of high levels of devaluation in the countries in which we operate outside Chile may not be reflected on our reported financial condition as a result of Chilean accounting treatment.

     The manner in which we restate our foreign investments under Chilean GAAP requires us to translate non-monetary assets and non-monetary liabilities of our non-Chilean subsidiaries and equity affiliates into U.S. dollars at historical rates of exchange. This accounting treatment may have the effect of excluding from our reported balance sheet the effect of devaluation on our non-monetary assets in the countries in which our subsidiaries and investments are located because devaluations of the local currency against the dollar or the Chilean peso are not reflected. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Technical Bulletin No. 64.”

Environmental regulations in the countries in which we operate can increase our costs of operations.

     We are subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects and obtain regulatory permits. As with any regulated company, no assurance can be given that any such environmental impact study will be approved by governmental authorities, that public opposition will not result in delays or modifications to any of our proposed projects or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or plans for the companies in which we have an investment.

We are currently involved in various litigation proceedings which could result in unfavorable decisions and/or financial penalties for us, and we will continue to be subject to future litigation proceedings, any of which could have material adverse consequences to our business.

     We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Our financial condition or results of operations could be adversely affected to a material extent if certain of these claims are resolved against us. For a list of pending litigation matters to which we are subject, see the section entitled “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

There are potential conflicts of interest with our affiliates which could adversely affect our business.

     Endesa-Spain currently owns 60.6% of Enersis’ share capital, and Enersis has a 60% share interest in Endesa-Chile. Therefore, Endesa-Spain and Enersis have the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders, such as the election of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa-Spain and Enersis can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in Latin America through Enersis and Endesa-Chile in the generation area, and through affiliates not consolidated by us. To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in Latin America, Endesa-Spain might have a conflict of interest, which could have an adverse effect on our business.

     Certain of our directors are officers of Endesa-Spain and officers and directors of certain subsidiaries of Endesa-Spain. For more information about these directors please refer to “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”

     We sell electricity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies under the common control of Endesa-Spain or the “Endesa Group”. We believe that the amounts of these contracts are not material to Endesa-Chile or to the other companies within the Endesa Group.

The values of our long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

     We have economic exposure to fluctuations in the market price of certain commodities as a result of the long-term energy sales contracts to which we are a party. We engage in a material amount of long-term, fixed-price electricity sale contracts, the value of which fluctuates with the market price of electricity. In addition, we are the selling party in a material amount of long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar. Changes in the market price of these commodities and exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, we do not reflect in our income statement fluctuations in the fair value of our long-term energy contracts, although we are required to do so under US GAAP. As a matter of policy, we do not enter into supply contracts for amounts of electricity in excess of our firm capacity under adverse hydrological conditions. For further discussion of commodity price risk, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

     A substantial portion of our assets and operations are located in Chile, and accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2003, the Chilean economy grew 3.3% in and 2002 it grew 2.1%. The Central Bank recently reclassified its criteria for growth estimates, and the figures for 2001, 2002 and 2003 and reported in our 2002 Form 20-F are different from those reported in prior annual reports. The latest Chilean Central bank forecasts for GDP growth are between 4.0% and 5.0% for 2004 and greater than 4.0% for 2005 (Central Bank “Informe Política Monetaria”, May 2004). There is no assurance that such growth will be achieved in 2004 and 2005 nor that the growth trend will continue in the future or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results from operations could also be affected by other political developments in Chile or administrative practices of Chilean authorities, over which we have no control.

     Chilean government debt has recently been upgraded to “A” by Standard & Poor’s and is the only South American government debt that has an investment grade rating.

Increased inflation in Chile may affect our results from operations adversely.

     Although Chilean inflation has been under control in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy. The Chilean Consumer Price Index, or Chilean CPI, for the 12 months ended December 31, 2003 was 1%. Government officials expect Chilean CPI to be approximately 2.0% and 3.0% for years 2004 and 2005, respectively. Historically, a substantial part of our expenses has been denominated in Chilean pesos, and any future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results of operations.

     We believe that moderate inflation will not materially affect our business in Chile. Electricity tariffs in Chile contain indexing mechanisms that are intended to neutralize the effects of inflation. However, we believe that the performance of the Chilean economy, our operating results, or the value of securities issued by us, could be affected adversely if the level of Chilean inflation rises significantly.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

     We are incorporated under the laws of Chile and substantially all of our assets are located in Chile or elsewhere outside the United States. All of our directors and officers reside outside the United States, and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts, judgments obtained in the United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Construction of new facilities may be adversely affected by factors associated with new construction projects.

     Factors that may adversely affect our ability to build new facilities include:

•	the inability to obtain financing at affordable rates;

•	delays in obtaining regulatory approvals, including environmental permits;

•	shortages or changes in the prices of equipment, materials or labor;

•	local opposition of political and ethnic groups;

•	adverse changes in the political and regulatory environment in the countries where Endesa-Chile and its related companies operate; and

•	adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events.

     Any of these factors may cause delays in the completion of all or part of Endesa-Chile’s capital investments program and may increase the cost of the projects contemplated.

The relative illiquidity and volatility of Chilean securities markets could affect the price of the Endesa-Chile’s ADSs and common stock adversely.

     Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly other countries in Latin America. The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

Risk Factors Relating to Argentina

The current macroeconomic and political situation in Argentina and changes to regulations affecting our Argentine subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

     The property, operations and customers of our subsidiaries Costanera and El Chocón, and our related company, CEMSA, are located in Argentina. Accordingly, our Argentine subsidiaries’ financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina.

     Since the end of 2001, Argentine companies have continued to encounter difficulties as a result of the serious economic and political crisis affecting Argentina. Monetary and currency exchange control measures, including restrictions on bank deposit withdrawals and tight restrictions on transferring funds abroad, suspension of payments by Argentina on its external debt and abrogation of the peso convertibility law (and the consequent depreciation of the peso against the dollar) had a significant negative impact on the Argentine economic system, resulting in a reduction of economic activity, increasing inflation and exchange rate volatility. These conditions adversely affected the financial condition of our Argentine subsidiaries and their results of operations.

     In March 2003, Argentina elected a new president, Mr. Néstor Kirchner. He took office on May 25, 2003 and decided to retain Mr. Roberto Lavagna as the Minister of Economy. One of the administration’s first tasks has been to negotiate with the International Monetary Fund (IMF) to replace, through a long-term agreement, the $6.8 billion loan secured by the previous administration. The failure by the new government to successfully negotiate such agreement with the IMF could completely block Argentina’s access to international financing, affecting the new government’s ability to implement reforms required to restore stability, economic growth and public confidence. Furthermore, the Kirchner Administration may adopt social, economic or other policies that have a material adverse effect on our business, financial condition or results of operations.

     The main risks we continue to face because of our operations in Argentina are the following:

•	the Argentine framework for setting electricity and gas tariffs, does not take into account the real costs of the services that our Argentine subsidiaries provide and therefore, the energy prices in the hourly market do not reflect our subsidiaries’ marginal costs to provide such energy, if this continues, our operating margin could be negatively affected;

•	the possibility of an eventual rift in the agreement with the IMF, which may lead to increases in the peso-dollar exchange rate and more expansive restrictions on financial transactions with foreign entities;

•	the possibility that we may be unable to obtain financial resources to repay or refinance short-term debt of our Argentine subsidiaries, or that they will otherwise be unable to comply with the obligations to which they are subject under their credit agreements and other financial contracts; and

•	the possibility that the Central Bank of Argentina will reinstate restrictions on the transfer of funds outside of Argentina which could prevent our Argentine subsidiaries from distributing dividend and paying principal on certain of their external debt as it comes due.

     Given the continuing economic crisis in Argentina and the economic and political uncertainties, we cannot predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the dollar. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact these changes will have on the financial condition and results of operations of our Argentine operations.

The Central Bank of Argentina lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina which could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

     From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003.

     Currently, funds may be transferred abroad without previous authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

     There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payment by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

     Should the Central Bank of Argentina impose restrictions again on the transfer of funds outside of Argentina which prevent our Argentine subsidiaries from paying principal on certain of their external debt and new financing is not available to our Argentine subsidiaries or they are not able to renegotiate, or obtain a waiver with respect to this indebtedness. A substantial portion of their debt obligations may become due and payable. If similar restrictions were to be imposed again, we can provide no assurance that our Argentine subsidiaries will be able to obtain new financing or that they will be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions. In addition, such restrictions may impede the making of cash distributions by Costanera and El Chocón to us.

     As at December 31, 2003, the third party financial debt of our Argentine subsidiaries amounted to approximately US$297.1 million. As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt. During 2003, we have rolled over US$109 million in financial debt, paid US$31 million in principal and extended the maturity of this debt within 12 to 18 months. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. Our creditors may not continue to accept, or the Argentine Central Bank may not continue to permit, rolling over debt principal when it becomes due.

Risk Factors Relating to Brazil

Lower energy prices in Brazil have resulted in breaches of contracts by the customers of our subsidiaries and equity affiliates, which may impact the amount of dividends and distributions we receive from these investments.

     Hydrological conditions during 2002 and 2003, in Brazil have led to historically low prices in the Brazilian electricity pool market. As a result, our most important Brazilian customers have breached their contracts with us in order to purchase energy in the electricity pool market instead of pursuant to these contracts.

     In April 2003, CELG, the sole contracted customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under the long-term take or pay contract with Cachoeira Dourada. On July 4, 2003, the court presiding over the dispute ruled in a preliminary and provisional judgment that CELG would be required to make payments until the final decision to Cachoeira Dourada at price ranges significantly lower than the R$61.63 per MWh amount provided for under the existing terms of the take or pay contract. Cachoeira Dourada appealed this ruling, and obtained a decision establishing that CELG should make a deposit in court of the difference between the contract price and the amount actually being paid according to the July 2003 decision. The terms of this contract provide for payments of approximately R$16.0 million per month, of which Cachoeira Dourada has received, up to the last day of December 2003, R$59.9 million, corresponding to less than half of the payments due for the year. On June 16, 2004, the preliminary and provisional judgment was revoked, which obliges CELG to pay 100% of the contract to Cachoeira Dourada including payments due for the entire year 2003. By virtue of this resolution Cachoeira Dourada, in the event that CELG does not pay what it owes, may make effective the contractual guarantees or demand the payment of the same. CELG has petitioned for reconsideration of this decision. A final unfavorable decision could mean that

Cachoeira Dourada would receive significantly lower payments from CELG, which would affect the dividends paid by Cachoeira Dourada to Endesa-Chile.

     CELG has also claimed damages of approximately US$250 million from 1997 to 2003 relating to its long-term take or pay contract with Cachoeira Dourada. However to this date this claim has not been resolved. Cachoeira Dourada has not made provisions for the accounts receivable from CELG or CELG’s damages claim. If CELG were to prevail in its damages claim, it would have a material adverse effect on our results of operation.

     Additionally, in January 2003, Companhia Paranaense de Energia–COPEL (“Copel”) suspended payments to Companhia de Interconexão Energética (“CIEN”), a non-consolidated company in which Endesa-Chile has a 45% interest, under a take or pay power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. As a justification for its action, Copel alleged economic and financial imbalance in the 1999 contracts. Copel also requested a revision of the prices previously agreed. On August 18, 2003, CIEN and Copel entered into a memorandum of understanding in which they agreed to modify the terms and conditions of the contract. Among other things, the modified contract provided for a 50% reduction in the energy volume contracted (now 400 MW), and a reduction in the term of the contract from 20 to 13 years ending on December 31, 2015.

Brazilian Energy Sector Reform Studies could have a material adverse effect on our activities and operations in Brazil.

     Following the Brazilian electricity crisis in 2001, the Electric Sector Model Revitalization Committee of the former Brazilian Federal Government announced several measures to revitalize the energy sector in order to insure a higher level of competition, encourage further investments and increase the transparency in the rules that regulate these services.

     Brazilian Sector Reform Studies Law No. 10848, legislation which reformed the Brazilian electricity sector, was enacted in March 2004. The law will be implemented by means of decrees and resolutions that will regulate the Brazilian electricity market and will determine, among other things, how inherent risks will be distributed among the different market participants (e.g. hydrological risk, market variation and account receivables) and will prohibit the participation of the distribution companies in other activities related to electricity, such as generation.

     It is not yet possible to predict the impact of Law No. 10848 because the implementation of regulations has not yet been made, however it may have a material adverse effect over the companies we own or on our activities and operations in Brazil. For more information please see “Item 4. Information on the Company—Operations in Brazil—Structure of the New Electricity Sector.”

Risk Factors Relating to Colombia

Colombia’s electricity power industry has in the past been adversely affected by guerilla attacks.

     Guerrilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to any attacks, we cannot assure that such attacks will not occur in the future. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed toward the oil industry. The peace negotiations between the former Colombian government and the largest guerrilla organization in the country came to an end in February 2002, and there has been an escalation of violence since then. The increased violence could also result in renewed attacks against electricity assets, which may adversely affect our business. The Colombian government, in office since 2002, has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence. We cannot assure you, however, that these interventionist measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

Risk Factors Relating to Peru

Peru electricity power industry can be affected by the Camisea project.

     The Camisea project, a project to build a gas pipeline from the North of Peru to Lima, may affect the prices of natural gas in that country. If completed the project will result in lowering the price of gas and our subsidiary in Peru, Edegel, and its electricity generation plants that rely on more expensive resources may be negatively affected.

Risk Factors Relating to Latin America

Latin American economic fluctuations are likely to affect our results of operations.

     All of our operations are located in Latin America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout Latin America. We now generate a significant portion of our consolidated operating revenues and consolidated operating income outside Chile 50.2% and 54.1%, respectively, in 2003. Accordingly, our consolidated revenues are sensitive to the performance of the Latin American economies as a whole. If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have investments or operations, our financial condition and results of operations could be adversely affected.

     The Latin American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be adversely affected by events elsewhere, especially in other emerging markets. Moreover, Endesa-Chile has significant investments in relatively risky countries such as Argentina, Brazil, Colombia and Peru. Generation and upstreaming of cash from subsidiaries in these countries have proven volatile.

Certain Latin American economies where we operate are characterized by frequent and occasionally drastic intervention by governmental authorities which can adversely affect our business.

     Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. Any government’s actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If government authorities intervene in any of the countries in which we operate, our results of operations may be adversely affected.

We may not be able to implement our principal strategies in our investments in Latin America.

     The future financial condition and results of operations of our Latin American subsidiaries will depend in significant part upon their ability to implement some of their principal strategies, namely, operating and financial cost reductions. The success of the plan to cut costs substantially generally will depend upon numerous factors, including the cost and availability of financing and the ability to achieve operating efficiencies. If any of these strategies are unsuccessful, the profitability of our Latin American subsidiaries could suffer.

We and our subsidiaries are subject to a variety of risks, including economic downturns and political risk because we operate solely in Latin America.

     All of our operations and investments are located in Latin America and are exposed to various risks inherent in operating and investing in Latin America, including risks related to the following:

•	changes in government regulations and administrative policies;

•	imposition of currency restrictions and other restraints on movements of funds;

•	changes in the business or political environment in which we operate;

•	economic downturns, political instability and civil disturbances affecting operations; and

•	governmental expropriation of assets.

Item 4. Information on the Company

A. History and Development of the Company

Incorporation and Contact Information of the Company

     The Company is a publicly held limited liability stock company incorporated under the laws of the Republic of Chile on December 1, 1943 with the legal name, Empresa Nacional de Electricidad S.A. Since 1943 the Company has been registered in Santiago with the Superintendency of Securities and Insurance (“SVS”) under Registration No. 0114. Commercially referred to as Endesa and/or Endesa-Chile.

     The Company’s contact information in Chile is :

Main office:	Santa Rosa 76, Santiago, Chile
Mailing Address:	Casilla 1392, Correo Central, Santiago
Telephone:	(562) 630 9000
Fax:	(562) 635 3938

     The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19715
Telephone:	(302) 738-6680
Fax:	(302) 738-7210

Development of the Company

     The Chilean government owned Endesa-Chile for 44 years after its incorporation in 1943. The Chilean government commenced Endesa-Chile’s privatization process in 1987 through a series of public offerings. The privatization process was completed in 1989.

     In May 1992, Endesa-Chile began its international expansion program:

•	with the acquisition of Costanera in 1992 and later, in August 1993, with the acquisition of El Chocón, both in Argentina;

•	in October 1995, Edegel was acquired in Peru;

•	in December 1996 Betania was acquired and later, in October 1997, in association with Endesa-Spain, Emgesa was acquired, both in Colombia; and

•	finally, in September 1997, Cachoeira Dourada was acquired in Brazil.

     Enersis, a publicly held holding company engaged in the distribution and, through Endesa-Chile, the generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owns as of the date of this annual report, directly or indirectly 60% of Endesa-Chile’s outstanding capital stock. In May 1999, Enersis, which at the time owned 25.3% of Endesa-Chile, purchased an additional 34.7% of Endesa-Chile in the Santiago Stock Exchange and the American Stock Market. There have been no material changes in the ownership structure of the company since then. As of the date of this report, Endesa-Spain owns, directly and indirectly, a 60.6% beneficial interest in Enersis.

     Endesa-Chile’s shares are publicly traded on the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile, Bolsa de Valores (the “Electronic Stock Exchange”) and the Bolsa de Corredores, Bolsa de Valores (the “Valparaíso Stock Exchange”). Endesa-Chile’s American Depositary Shares (ADS) have been listed on the New York Stock Exchange since July 1994. Shares of Endesa-Chile have also been listed and traded on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, since December 2001.

Investments, Capital Expenditures and Divestitures

     Our capital expenditures were US$73.7 million in 2001, US$187.7 million in 2002 and US$220.8 million in 2003. Our capital expenditures and investments during 2003 include investments of US$166.8 million in Chile related to Central Hidroeléctrica Ralco (the “Ralco Project”) and capital expenditure maintenance of US$47.6 million in all our operating subsidiaries. At present, we expect to make capital expenditures of approximately US$763 million over the next five years. Although we have considered assumptions on how these investments will be financed as part of the Company’s budget process, we have not committed to any financial structure and it will depend on the financial market conditions at the time the cash flows are needed.

     The Ralco Project will require roughly US$90 million of additional investment during 2004. We expect the Ralco power plant to begin operations in the second half of 2004. Please refer to “—Property, Plant and Equipment” for more information on financing. In addition, we are currently evaluating the construction of the San Isidro II 370 MW thermal power plant, which will be next to San Isidro I located in Chile. This project, which was submitted to the Chilean environmental authority on December 10, 2003 for approval, has a total expected investment cost of US$220 million. The project is currently being reevaluated as a consequence of the Argentine gas crisis. The financing for the Ralco and San Isidro II projects has not been determined.

     In the long term, we also intend to continue to seek attractive opportunities in the electricity industry internationally, either in countries in which we presently conduct operations or elsewhere in Latin America. See "—Business Overview” below.

     The table below sets forth the capital expenditures made by our subsidiaries in 2003 and expected capital expenditures for the period 2004-2008:

CAPITAL EXPENDITURES OF ENDESA-CHILE AND ITS SUBSIDIARIES

	Capital Expenditures
	(millions of U.S. dollars)
	2003	2004-2008
Chile	$197.9	$546.0
Argentina	9.4	116.0
Brazil	0.8	15.0
Colombia	6.1	32.0
Peru	6.6	54.0

Total	$220.8	$763.0

     Endesa-Chile is no longer engaged in the electricity transmission business in Chile. On October 23, 2000, the Company completed the sale of 100 % of the shares of Compañía Nacional de Transmisión Eléctrica S.A. or Transelec, for US$1,076 million, at the exchange rate as of the date of the transaction. The divestment of this transmission subsidiary was carried out under a public tender offer. The winning bid was made by Hydro Québec International Inc., a Canadian company.

     Thereafter, changes in the corporate structure of Endesa-Chile have responded to the strategic objective of concentrating on the Company’s core business and also to the Financial and Economic Strengthening Plan implemented by the Company from October 2002 through February 2004, which involved, among other activities, asset divestitures. The aforementioned changes include:

•	On March 27, 2003, Endesa-Chile sold Canutillar, a 172 MW reservoir-based hydroelectric facility, for US$174 million, at the exchange rate as of the date of the transaction.

•	On May 30, 2003, Endesa-Chile sold its transmission lines in the Northern Interconnected System (“SING”). This transaction included the sale of 285 kilometers of 220 kV line circuits for approximately US$32 million, at the exchange rate as of the date of the transaction, by Celta, a subsidiary of Endesa-Chile, and a sale of 673 kilometers of 220 kV line circuits for approximately US$78 million through GasAtacama Generación Limitada, in which Endesa-Chile holds a 50% ownership interest. In both cases, the transaction included the transfer of the respective substations.

•	On June 23, 2003, Endesa-Chile closed the sale of its 60% ownership share of Infraestructura 2000 to the Spanish company, OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A., for a total amount of UF 2,305,507, approximately US$55 million, at the exchange rate as of the date of the transaction.

•	In 2003, Endesa-Chile purchased 384,508 shares of Cachoeira Dourada through its investment subsidiary, Lajas Inversora S.A, for a total of Ch$24,761 million pesos, increasing its ownership of Cachoeira Dourada to 92.51% of its outstanding shares of common stock.

•	On October 3, 2003, Endesa-Chile purchased an additional 16 million Class A Shares and 1.96 million Class B Shares of Costanera, for a total of US$4.5 million, at the exchange rate as of the date of the transaction, thus increasing its ownership of Costanera to 64.3% of its outstanding shares of common stock.

B. Business Overview

     Endesa-Chile is a public electric generation company with operations in Chile, Argentina, Brazil, Colombia and Peru. Its main business is electricity generation however, it also participates in electricity transmission and engineering services. The low proportion of non-generation revenues does not justify the breakdown of revenues per activity.

     Endesa-Chile’s consolidated installed capacity, as of December 31, 2003, is 11,599MW, 66% hydroelectric capacity and 34% thermal electric generation capacity.

     Endesa-Chile owns and operates nineteen generation facilities in Chile with an aggregate installed capacity, as of December 31, 2003, of 3,763 MW (compared to 3,935 MW as of December 31, 2002). Endesa-Chile accounted for approximately 35% of Chile’s total generation capacity as of December 31, 2003. Hydroelectric installed capacity in Chile represents 72% of Endesa-Chile’s total installed capacity in Chile. The total installed capacity of Endesa-Chile will increase when the Ralco Project, the new 570 MW hydroelectric power plant, begins operations. The Ralco Project is expected to begin operations during the second half of 2004.

     As of December 31, 2003, Endesa-Chile also had interests in twenty-three generation facilities outside Chile with an aggregate installed capacity of 7,836 MW(compared to an aggregate installed capacity of 8,018 MW as of December 31, 2002). Hydroelectric installed capacity outside Chile represents 63% of Endesa-Chile’s total installed capacity outside Chile. Based on 2003 figures, the company’s installed generation capacity in Argentina, Brazil, Colombia and Peru represent approximately 16%, 1%, 20% and 22% of total capacity in each country, respectively.

     The following table sets out information relating to Endesa-Chile’s electricity generation:

ENDESA-CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION

	Year ended December 31,
	2001		2002		2003
	Generation		Generation		Generation
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation	33,914	80.3	34,441	84.0	35,203	82.0
Thermal Generation	8,810	19.7	6,581	16.0	7,725	18.0

Total Generation	42,724	100.0	41,022	100.0	42,928	100.0

     The Company’s consolidated electricity production reached 42,928 GWh in 2003, 4.65% higher than the 41,022 GWh produced in 2002. The Company’s total generation in 2001 was 42,724 GWh. It is common in the electricity generation industry to segment the business into the hydroelectric and thermoelectric generation. This is done because each method of generation has different variable costs of generating electricity. For example, thermoelectric generation requires the purchase of fuel which increases the costs of generation for the Company.

     Endesa-Chile’s consolidated physical energy sales for 2003 were 50,634 GWh, 4% higher than physical energy sales in GWh 2002. When compared to the level of physical sales for 2001, figures for 2003 represent a 6.6% reduction, because of lower physical sales in Argentina, as is illustrated in the following table:

ENDESA-CHILE PHYSICAL DATA PER COUNTRY

As of December 31, each year

	2001	2002	2003
Argentina
Number of generating plants	5	5	5
Installed capacity (MW)	3,622	3,622	3,622
Energy generated (GWh)(1)	10,182	7,291	8,128
Energy sales (GWh)	12,988	7,897	9,259
Brazil
Number of generating plants	1	1	1
Installed capacity (MW)	658	658	658
Energy generated (GWh) (1)	2,256	2,467	3,024
Energy sales (GWh)	3,743	3,591	3,770
Chile
Number of generating plants	20	20	19
Installed capacity (MW)	3,935	3,935	3,763
Energy generated (GWh) (1)	15,741	16,286	16,524
Energy sales (GWh)	18,673	18,344	18,681
Colombia
Number of generating plants	10	8	9
Installed capacity (MW)	3,034	2,735	2,589
Energy generated (GWh)(1)	10,189	10,699	10,794
Energy sales (GWh)	14,591	14,639	14,481
Peru
Number of generating plants	8	8	8
Installed capacity (MW)	1,003	1,003	967
Energy generated (GWh)(1)	4,355	4,279	4,458
Energy sales (GWh)	4,239	4,158	4,443

(1)	The figures reflect gross generation for all countries.

     We segment our sales to customers using two different categories. First, we distinguish between regulated and unregulated customers. Regulated customers are subject to a set tariff established by the government regulators in each country. We may enter into contracts with them at the set tariff. Unregulated customers may negotiate the price of electricity freely with generators and enter into contracts, or they may buy electricity in the pool market at the spot price. The second criterion we use to segment our customer sales is by contracted sales and non-contracted sales. This method is useful because it provides a uniform way for us to compare our customers from country to country. The countries in which we operate have varying classifications for what constitutes a regulated customer; in contrast, contracted sales are defined uniformly throughout.

     The following table contains information regarding Endesa-Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA-CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER

	Year ended December 31,
	2001		2002		2003
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated Customers	22,012	40.6	20,322	41.8	21,463	42.4
Non-Regulated Customers	12,890	23.8	11,047	22.7	11,309	22.3
Electricity Pool Market Sales	19,332	35.6	17,260	35.5	17,862	35.3

Total Electricity sales	54,234	100.0	48,629	100.0	50,634	100.0

     Customer sales may also be segmented into contracted sales and non-contracted sales. In general, in the countries in which we operate, the possibility of contracting electricity is related to the volume of electricity demanded. Customers identified as small volume-regulated customers, such as residential customers, subject to government regulated electricity tariffs cannot purchase energy directly from generators, but must purchase electricity through a distribution company. These distribution companies, which purchase large amounts of electricity for small, residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Customers identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such customers are non-regulated and are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of service required. Finally, the market pool, where energy is normally sold at the spot price is not formalized through contractual agreements.

     The specific GWh consumption limit of regulated and non-regulated customers is country-specific. Likewise, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and often determine which customers can purchase energy in electricity pool markets.

     Under normal hydrological conditions, normal fuel conditions and relative political & economic stability, Endesa-Chile’s regulated and non-regulated customers formalize their relationship by means of a contract. The electricity pool market sales are not governed by contracts.

     The following table contains information regarding Endesa-Chile’s consolidated physical sales of electricity per customer segment:

ENDESA-CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER SEGMENT

	Year ended December 31,
	2001		2002		2003
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted Sales	34,902	64.4	31,369	64.5	32,772	64.7
Non-Contracted Sales	19,332	35.6	17,260	35.5	17,862	35.3

Total Electricity Sales	54,234	100.0	48,629	100.0	50,634	100.0

     The Company’s different accounting information systems allow the consolidation of sales per country, but do not currently allow the consolidation of sales per segment of customers according to price or contract criteria.

     In terms of expenses, the main variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity, such as fuel costs, are energy purchases and transportation costs. During periods of drought conditions, the Company’s amount of thermal generated electricity increases, which involves increasing not only the total cost of fuel, but also the cost of transporting that fuel to the thermal generation power plants leading to greater transportation costs. Under drought conditions, electricity that Endesa-Chile has contractually agreed to provide may exceed the amount of electricity that it is able to generate, requiring the company to purchase thermal electricity on the pool market in order to satisfy its contractual commitments. The cost of these pool market purchases may, under certain circumstances, exceed the price at which Endesa-Chile sells electricity under contracts, resulting in a loss. Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations in any year primarily by limiting contractual sales requirements to an amount not in excess of estimated production in a dry year. In determining estimated production in a dry year, Endesa-Chile takes into account available statistical information concerning rainfall and water-flows, as well as the capacity of key reservoirs. In addition to limiting contracted sales, Endesa-Chile may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users.

     The following table contains information regarding Endesa-Chile’s electricity production and purchases.

ENDESA-CHILE PHYSICAL GWh PRODUCTION AND PURCHASES

	Year ended December 31,
	2001		2002		2003
		% of		% of		% of
	(GWh)	Volume	(GWh)	Volume	Sales(GWh)	Volume
Electricity Production	42,724	78.5	41,022	83.1	42,928	83.1
Electricity Purchases	11,665	21.5	8,321	16.9	8,398	16.9

Total(1)	54,389	100.0	49,343	100.0	51,326	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to own consumption and technical losses.

     Our significant, non-operating business in Chile, which is based on the operations of unconsolidated related companies, is primarily conducted through GasAtacama S.A., or GasAtacama. Endesa-Chile has a 50% ownership interest in GasAtacama through which it participates in the gas transportation and thermal generation business in Chile. Endesa-Chile also participates in the gas transportation business in Chile through its associated company, Electrogas S.A., in which Endesa-Chile has a 42.5% ownership interest. Electrogas has a pipeline to the fifth Chilean region and it supplies natural gas to the power plants San Isidro and Nehuenco. An additional relevant non-operational business is that performed through another of its associated companies, Companhia de Interconexão Energética S.A, or CIEN, in Brazil, in which Endesa-Chile has a 45% ownership share. CIEN is involved in electricity trading in Brazil and also the operation of the transmission interconnection lines between Argentina and Brazil. Endesa-Chile also has minority interests in electricity trading and transmission in Argentina through its 45% ownership of Comercializadora de Energía del Mercosur S.A., or CEMSA and Compañía de Transmisión del Mercosur S.A., or CTM. See “—Organizational Structure” for details on associate companies.

     As of December 31, 2003, Endesa-Chile had consolidated assets of Ch$5,465 billion (US$9.2 billion) (compared to Ch$6,589 billion or US$11.1 billion as of December 31, 2002), consolidated operating revenues of Ch$920 billion (US$1.5 billion) (compared to Ch$947 billion or US$1.6 billion as of December 31, 2002) and a net income of Ch$78.1 billion (US$132 million) (compared to a net loss of Ch$9.4 billion or US$15.8 million as of December 31, 2002). All U.S. dollar amounts were translated using the observed Exchange Rate for December 31, 2003 of Ch$593.80 per US$1.00. See “Item 3. Key Information – Selected financial data.”

Operations in Chile

     Operating income from the company’s business in Chile represented 39%, 49%, 46%, for years 2001, 2002 and 2003 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN CHILE

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Operating revenues	425,461	448,709	457,877
Operating expenses	288,999	276,209	302,617

Operating income	136,462	172,500	155,260

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile, through itself and its subsidiaries Empresa Eléctrica Pehuenche S.A., or Pehuenche, Empresa Eléctrica Pangue S.A., or Pangue and Compañía Eléctrica San Isidro S.A., or San Isidro, and Compañía Eléctrica Tarapacá S.A., or Celta, operates a total of nineteen generation plants in Chile. Twelve of these plants are hydroelectric plants with a total installed capacity of 2,727 MW. This represents 72% of Endesa-Chile’s total installed capacity in Chile. The remaining seven plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of 1,036 MW. Endesa-Chile’s power plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and Sistema Interconectado del Norte Grande, or the SING, which together supply energy to over 98% of Chile’s population.

     Historically, the Company has been involved in other businesses in Chile, such as infrastructure projects, involving the building and operating of private tunnels, as well as engineering services primarily associated with large hydroelectric dam construction. Endesa-Chile has decided to discontinue further involvement in its non-core businesses leading to the sale of its infrastructure projects. However, it continues to offer engineering services. See “—History and Development of the Company” for more details on these sales.

     The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries.

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE

(MW)

	As of December 31,
	2001	2002	2003
Endesa(1)	2,212	2,212	2,040
Pehuenche	695	695	695
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182

Total	3,935	3,935	3,763

(1)	The Canutillar hydroelectric plant (172 MW) was sold on April 30, 2003.

     The Company’s total electricity generation in Chile reached 16,524 GWh in 2003, 1.5 % higher than in 2002, and accounted for approximately 37% of total electricity production in Chile. The company’s Chilean generation market share in Chile for 2002 and 2001 were 38% and 39%, respectively. We expect that production market share for 2004 will be greater than that of 2003 due to the entering into service of the Ralco power plant, a low cost hydroelectric facility that represents a significant addition to the country’s total installed capacity (5% of Chile’s total generation capacity as of year-end 2003).

     The following table sets forth the electricity generation for each of the Company’s Chilean subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN CHILE

(GWh)

	Year ended December 31,
	2001	2002	2003
Endesa(1)	7,228	8,153	8,466
Pehuenche	4,213	3,963	3,679
Pangue	1,978	1,977	1,681
San Isidro	1,628	1,590	2,264
Celta	695	602	434

Total	15,741	16,286	16,524

(1)	The Canutillar hydroelectric plant (172 MW) was sold on April 30, 2003.

     Low cost hydroelectric generation accounted for 79% of the Company’s total electricity generation in 2003, as shown in the following table:

ENDESA-CHILE HYDRO/THERMAL GENERATION IN CHILE

	Year ended December 31,
	2001		2002		2003
	Generation		Generation		Generation
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation	12,696	80.7	13,567	83.3	13,085	79.2
Thermal Generation	3,045	19.3	2,719	16.7	3,439	20.8

Total Generation	15,741	100.0	16,286	100.0	16,524	100.0

     Endesa-Chile’s thermal electric generation facilities are either gas-, coal- or oil-fired. Endesa-Chile meets its natural gas requirements with long-term gas contracts that establish maximum amounts and price of supply and long-term gas transportation agreements with the pipeline companies, Gas Andes and Electrogas, the latter, a company in which Endesa-Chile has a 42.5% interest. Endesa-Chile meets its coal and fuel oil requirements on a competitive bid basis from major domestic and international suppliers.

     Physical energy sales in Chile reached 18,673 GWh in 2001, 18,344 GWh in 2002, and 18,681 in 2003, which represent a 49%, 46% and 44% market share, respectively. Although Endesa-Chile’s physical generation in Chile has increased since 2001, the percentage of our energy purchases to meet contractual obligations to third parties has declined from 17% in 2001 to 13% in both 2002 and 2003, as a consequence of our commercial strategy of reducing contracted sales. This commercial strategy is strongly driven by the Company’s decision to reduce hydrological exposure as well as by government regulations implemented in year 2000 and 2001. See “—Business Overview—Electricity Generation in Chile—Industry Structure and Regulatory Framework.” Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations, in any year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year. Government regulations have had the direct effect of increasing contract failure costs which is the cost that the Company pays when it is not able to satisfy its contractual commitments, and the indirect effect of discouraging investment in generation assets. Given the effects of the government regulations, energy supply has not increased at the same rate as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

     The following table sets forth our electricity purchases and production in Chile:

PHYSICAL GWh PRODUCTION AND PURCHASES IN CHILE

	Year ended December 31,
	2001		2002		2003
		% of		% of	Sales	% of
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Electricity Production	15,741	83.0	16,286	87.3	16,524	87.3
Electricity Purchases	3,217	17.0	2,358	12.7	2,409	12.7

Total(1)	18,958	100.0	18,644	100.0	18,933	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to own consumption and technical losses.

     We and our Chilean generation subsidiaries supply electricity to the major regulated electricity distribution companies, large un-regulated industrial firms primarily in the mining, pulp and steel sectors and to the market pool. Commercial relationships with customers are normally governed by a formal contract between parties. Supply contracts entered into with distribution companies are generally standardized and have long terms ranging, on average, ten years. These contracts are extended automatically at the end of the applicable term unless terminated by either party upon prior notice. Contracts with large industrial customers are specific to the needs of each client and may also include provisions that exclude Endesa-Chile from providing electricity in cases of force majeure, as defined by the Company which may include extreme drought conditions, and for binding arbitration in the event of disputes.

     In 2001, 2002 and 2003, Endesa-Chile had 69, 67 and 60 customers in Chile, respectively, including the main distribution companies of the SIC and the major unregulated industrial customers. During the last three years, sales to unregulated customers represented approximately one-third of Endesa-Chile’s total energy sales.

     The following table sets forth information regarding Endesa-Chile’s sales of electricity in Chile by type of customer.

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE

	Year ended December 31,
	2001		2002		2003
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated Customers	9,403	50.4	9,297	50.7	9,994	53.5
Non-Regulated Customers	5,851	31.3	5,778	31.5	5,767	30.9
Electricity Pool Market Sales	3,419	18.3	3,269	17.8	2,920	15.6

Total electricity sales	18,673	100.0	18,344	100.0	18,681	100.0

     Endesa-Chile’s most significant supply contracts with regulated customers are with Chilectra and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile. Endesa-Chile has a supply contract with Chilectra, which expires in 2010, and is subject to automatic one-year renewal periods, unless terminated upon not less than six months’ prior notice. The contract with CGE expires in 2009, subject to automatic four-year renewal periods, unless terminated upon not less than one year’s prior notice.

     Customarily, Endesa-Chile’s contracts with unregulated customers for the sale of electricity in Chile are long-term, generally ranging from ten to twenty years. Such contracts are normally extended automatically at the end of the applicable term unless terminated by either party upon prior notice. Such contracts generally provide that the purchase price be reset periodically, typically following the semi-annual determination of node prices set by the Comisión Nacional de Energía (National Energy Commission), or CNE. Contracts with unregulated customers may also include specifications as to back-up power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer. Endesa-Chile has not experienced any supply interruptions under its contracts, however, Endesa-Chile did negotiate short-term arrangements with certain customers to reduce its supply due to the effects of the drought during 1999. In cases of force majeure, customers are also allowed to refuse purchases and Endesa-Chile is not required to supply electricity. Contracts with unregulated customers generally do not impose any limitations on the ability of Endesa-Chile to resell output not purchased under those contracts. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

     The following table sets forth Endesa-Chile’s sales by volume to its five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE

	Year ended December 31,
	2001		2002		2003
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Distribution companies:
Chilectra	4,540	24.3	4,274	23.3	4,699	25.2
CGE	3,176	17.0	3,358	22.3	3,628	19.4
Sociedad Austral de Electricidad S.A.(1)	447	2.4	371	2.0	314	1.7
Empresa Eléctrica de la Frontera S.A.	499	2.7	529	2.9	557	3.0
Empresa Eléctrica de Atacama S.A.	404	2.2	449	2.4	536	2.9

Total sales to five largest distribution companies	9,066	48.5	8,981	49.0	9,734	52.1

Unregulated customers:
Codelco División El Teniente	732	3.9	734	4.0	728	3.9
Industrias Forestales S.A.	667	3.6	661	3.6	676	3.6
Cía. Minera Los Pelambres	600	3.2	619	3.4	648	3.5
Cía. Minera Collahuasi	712	3.8	734	4.0	730	4.9
Cía. Acero del Pacífico S.A.-Usina Huachipato	504	2.7	506	2.8	522	3.9

Total sales to five largest unregulated customers	3,215	17.2	3,254	17.8	3,304	17.7

(1)	Endesa-Chile does not have a contract with Sociedad Austral de Electricidad S.A. Sales respond to a government resolution (RM88) that forces the generators of the CDEC-SIC system to supply distribution companies without contracts.

     Endesa-Chile competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (“AESGener”) and Empresa Eléctrica Colbún Machicura S.A. (“Colbún”). According to each company’s 2003 annual report as of December 31, 2003, AESGener had an installed capacity of 2,428 MW (including 277 MW of Norgener in the SING and 643 MW of TermoAndes located in Salta, Argentina) of which 89% was thermal electric, and Colbún had an installed capacity of 1,521 MW, of which 48% was thermal electric. Colbún increased its capacity during 2003 with the start up of Nehuenco II, 255 MW thermal plant. According to the assumptions included in the electricity pricing model applied by the CNE in determining the tariffs to regulated customers, it is estimated that Colbún may add additional MWs of combined cycle thermal capacity during 2004. In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.

     The other principal generation companies operating in the SING are Electroandina (formerly Corporación Nacional del Cobre División Tocopilla) and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), and Norgener S.A., which have 1,029 MW, 687 MW and 277 MW of installed capacity, respectively and significantly larger operations than Endesa-Chile’s direct operations in the SING, 182 MW, through Tarapaca, Celta’s thermal power plant. However, by including Endesa-Chile’s indirect participation in the SING through its related company GasAtacama, whose power plant has 780 MW of installed capacity, Endesa-Chile’s market position increases significantly to 26%. See "—Organizational Structure” for details on affiliated companies.

     Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price. In addition, as 72% of Endesa-Chile’s installed capacity derives from hydroelectric power plants, Endesa-Chile generally has lower production costs than companies generating electricity in the SIC from thermal plants. During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.

     The main sources of Endesa-Chile’s non-operating income come from its 50% ownership interest in GasAtacama, which through its subsidiaries has the ability to transport up to 8.5 million cubic meters of gas daily and that has a gas-fired combined cycle plant with a total installed capacity of approximately 780 MW in Mejillones, and its 42.5% ownership interest in Electrogas, which produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota. See “—Organizational Structure” for details on related companies.

Electricity Generation in Chile – Industry Structure and Regulatory Framework

     The electricity industry in Chile is divided into three sectors: generation, transmission and distribution. The generation sector consists of companies that generate electricity from hydroelectric and thermal production sources. Generators sell their production to distribution companies, generation companies, and other large customers that are permitted to purchase directly from generators because of the large amounts of electricity they purchase. The transmission sector consists of companies that transmit at high voltage the electricity produced by generation companies. The third sector consists of distribution companies that purchase electricity from generation companies to sell to their regulated or unregulated customers.

     The electricity sector in Chile is regulated pursuant to Law DFL No. 1 which was enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended, collectively known as the Chilean Electricity Act. Under the Chilean Electricity Act, the generation, transmission and distribution of electricity are supervised by the SEF and the Ministry of Economy acting through the CNE. The Ministry of Economy grants concessions to generation companies for hydroelectric facilities, and to transmission and distribution companies for networks. The CNE, through the application of certain tariff formulas set forth in the Chilean Electricity Act, calculates maximum prices for electricity sales to regulated end-users.

     Chile’s electricity industry is organized into four separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area: Sistema Interconectado Central (the “SIC”), Sistema Interconectado del Norte Grande (the “SING”), and two minor isolated systems that provide electricity in remote areas, Aysén and Magallanes.

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

     The Chilean regulatory system requires that electricity generated by the producers with lower marginal costs be dispatched before that of producers with higher marginal costs, in every electric subsystem in the country. Therefore, in the SIC, electricity generated in Endesa-Chile’s hydroelectric plants, which generally have lower marginal costs, is generally dispatched before the electricity generated in facilities that are dependent on thermal electric generation. However, during unfavorable hydrological conditions when the marginal cost of electricity is higher due to the increased use of thermal electric facilities, electricity generated in these thermal facilities may be dispatched before electricity generated by hydroelectric facilities because the price/value of the water in reservoirs is relatively higher due to drought weather conditions. There are no hydroelectric generating facilities in the SING, but central dispatch of generation follows the same least marginal cost rule.

     As of December 31, 2003, Endesa-Chile had a total of nineteen generation facilities in Chile. Eighteen of the generation facilities owned and operated by Endesa-Chile in Chile were connected to the SIC, with the remaining generation facility located in the SING. This generation facility provides electricity to the northern mining region of Chile.

     The SIC, the largest of the systems, extends 2,400 km from Tal Tal in the north to Quellón on the southern island of Chiloé. Installed capacity in December 2003 was 6,997 MW, 58% of which is hydroelectric and 42% thermal. Peak demand on the SIC in 2003 was 4,517 MW and annual physical sales were 30,092 GWh. Electricity sales to the SIC grew by 5.8 % from 2002 to 2003. The SIC covers the area where over 70% of the Chilean demand for electricity is located.

     Endesa-Chile, directly and through its subsidiaries Pehuenche, Pangue and San Isidro, is the principal operator on the SIC, has 18 generation facilities connected to the SIC, 12 hydro plants and 6 thermal plants, representing 52% of the total installed capacity and 55% of the physical energy sales of this system in 2003.

     The SING covers the northern territory of the country from Arica to Coloso, a distance of approximately 700 km. The SING had an installed capacity as of December 2003 of 1,382 MWh, 99% of which is thermal. Peak demand in the SING in 2003 was 3,634 MW and annual physical sales were 10,480 GWh. Consumption grew by 10.5 % during 2003 compared to the year 2002.

     Endesa-Chile, through its subsidiary Celta has one 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING. Through its associate company GasAtacama Generación Limitada, Endesa-Chile has an additional participation in the SING, with a total 26.5% of the SING’s total installed capacity in 2003. The following table sets out information relating to Endesa-Chile’s electricity generation capacity in Chile.

POWER PLANTS IN CHILE

			Installed
			Capacity (MW)
	Type(3)	System	(1) (2)
Hydroelectric
Rapel	Reservoir	SIC	377
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	566
Pangue	Reservoir	SIC	467
Los Molles	Pass Through	SIC	18
Sauzal-Sauzalito	Pass Through	SIC	90
Isla	Pass Through	SIC	68
Antuco	Pass Through	SIC	320
Abanico	Pass Through	SIC	136
Curillinque	Pass Through	SIC	89
Loma Alta	Pass Through	SIC	40
Total Hydroelectric			2,727
Thermal

			Installed
			Capacity (MW)
	Type(3)	System	(1) (2)
Huasco	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá	Steam Turbine/Coal	SING	182
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	24
Huasco	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Tal Tal	Gas Turbine/Natural Gas	SIC	243
Total Thermal			1,036
Total Capacity			3,763

(1)	Relates to maximum operating capacity of each plant as informed to the CDEC.

(2)	On April 30, 2003, the Canutillar hydroelectric plant of 172 MW was sold.

(3)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

Steam Turbine refers to the technology of a thermal power plant that uses either natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate the electricity.

Gas Turbine (TG) refers to the technology of a thermal power plant that uses either diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity.

Combined Cycle refers to the technology of a thermal power plant that uses either natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity then recuperates the gas that escapes from that process to generate steam to move another turbine.

   Chilean Electricity Act

     General. The goal of the Chilean Electricity Act is to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices. The expected result is an economically efficient allocation of resources to and within the electricity sector. The regulatory system is designed to provide a competitive rate of return on investments in order to encourage private investment, while ensuring the availability of electricity to all who request it. Endesa-Chile is subject to regulation of its prices and other aspects of its business in Chile under the Chilean Electricity Act. Three government entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Act. The CNE calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated prices. The SEF sets and enforces the technical standards of the system. In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the CNE and regulates the granting of concessions to electricity generation, transmission and distribution companies.

     Pursuant to the Chilean Electricity Act, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity network and monitor the quality of service granted by the generation and transmission companies. Generation companies meet their contractual sales requirements by dispatching electricity, whether produced by them or purchased from other generators in the pool market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers. However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers. Because Endesa-Chile’s production in the SIC is primarily hydroelectric and, therefore its marginal cost of production is generally the lowest in that interconnected system, Endesa-Chile’s electricity production in the SIC is generally dispatched under normal hydrological conditions. Generation companies balance their contractual obligations with their dispatch by buying or selling electricity at the spot price which is set hourly by the CDEC, based on the marginal cost of production of the next kWh to be dispatched. This is known as the spot marginal cost.

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

     Sales to Distribution Companies and Certain Regulated Customers. Under the Chilean Electricity Act and its regulations, sales to distribution companies for resale to regulated customers must be made at the node prices then in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied. Regulated customers are those with maximum consumption capacity equal to or less than 0.5 MW (reduced from 2 MW to 500 kW as of March 2004 with the approval of the Short Law, see below). Two node prices are paid by distribution companies: node prices for capacity and node prices for energy consumption. Node prices for capacity are determined by the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility. Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, quarterly during the succeeding 48 months in the SIC and monthly during the succeeding 24 months in the SING. In order to determine the marginal cost in the SIC, a model is used that takes into account the principal variables in the cost of energy at each substation in the interconnected system over the 48-month period. This model includes the following factors: projected growth in demand; reservoir levels (which are important in determining the availability and price of hydroelectricity); fuel costs for thermal electric generation facilities; planned maintenance schedules and other factors that would affect the availability of existing generation capacity; and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan. The same general principles are used to determine marginal cost in the SING.

     Node prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy. Although node prices are quoted in Chilean pesos, the variables used to determine node prices are mainly computed in U.S. dollars. These node prices then become effective in May and November. Node prices are adjusted during a six-month period only if changes in the underlying variables in the model used to project a node price then in effect would result in a variation in excess of 10%, with respect to the initially calculated price. In addition, the Chilean Electricity Act requires that the difference between node prices and the average price paid by unregulated customers in the six-month period prior to the date of node price calculation not exceed 5% (reduced from 10% to 5% as of March 2004). If node prices do not meet this requirement, they will be adjusted so that the difference does not exceed 5%. Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node prices in effect at the time.

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

     For purposes of determining estimated hydroelectric production during periods of low rainfall, annual aggregate energy production of the system during the last 40 years is ranked by year from the greatest to lowest, subject to certain adjustments to reflect assumptions as to how the prevailing water levels at Lake Laja (the principal reservoir in Chile) and recently constructed hydroelectric plants would have affected production in each of those years. The amount of aggregate system energy produced in the year ranked closest to the tenth percentile from the bottom of the resulting ranking is used to determine the aggregate system production in a dry year. To determine the average availability of thermal electric units, the CDEC estimates the aggregate energy that can be delivered by existing thermal electric plants, taking into consideration maintenance and failure periods, based on national and international statistics and the average capacity availability during the least 10 years of operations. The resulting estimate of system-wide production of energy for the year is called Firm Energy. Generation companies whose proportionate share of Firm Energy is less than their contractual sales obligations must purchase, in advance and at negotiated prices, sufficient energy production to satisfy their contractual obligations from generation companies with a proportionate share of Firm Energy in excess of their contractual obligations. Individual generation companies analyze Firm Energy statistics to determine their pro rata share of Firm Energy, as a tool in determining how best to match their contractual sales obligations with projected energy production in order to achieve optimal operating profits from energy sales. This definition of “Firm Energy” is no longer relevant. After December 2001, generation companies are no longer capped at “Firm Energy” for their contracts. Subsequently, the regulations under the Chilean Electricity Act, as amended, replace this concept.

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

     A generation company may be required to purchase or sell energy or capacity in the electricity pool market at any time depending upon its contractual requirements in relation to the amount of electricity from such company to be dispatched. Purchases and sales made in the electricity pool market are transacted at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched. Generation companies making sales in the electricity pool market are paid for each month’s sales on the twenty-second day of the following month at the spot marginal cost in effect at the time of sale.

     Sales to Unregulated Customers. The electricity law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:

(1)	final customers with a connected capacity equal to or greater than 500 kW (recently reduced from 2 MW with approval of Short Law, see below), commonly known as large customers;

(2)	temporary customers; and

(3)	customers with special quality requirements.

     Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies. All other customers are subject to the maximum prices established by the tariffs.

     Transmission. To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Act requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the cost of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies, and with the recent approval of the Short Law (see below) also partially financed by the final customer. The toll is calculated according to a formula pursuant to which the owner of the transmission lines is reimbursed for its investment and operating costs relating to the transmission lines used. Disputes relating to transmission matters are submitted to arbitration in accordance with the Chilean Electricity Act.

     Distribution Tariff to Final Customers. The tariff charged by distribution companies to their final customers is determined by the sum of the purchase cost incurred by the distribution company (the node prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy and the value added by the distribution network (the “VAD”). The price for both generation and distribution capacity sold to customers includes an “overlap factor” to reflect the overlap between peak capacity demand for the customer and for the system as a whole. The sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level. The VAD includes an allowed return on investment.

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

     Recent Regulatory Developments. The Chilean Congress amended the Chilean Electricity Act, effective as of June 8, 2000, placing severe penalties on deficit generators in the event of prolonged periods of electricity shortages. Electricity rationing may be enforced by the enactment of a rationing decree which is subject to the prior approval by the CNE and the Ministry of Economy. This prior approval is contingent upon the severity of the prevailing conditions causing the electricity shortage.

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

•	Fines. The fines, which could apply to any electricity company supervised by the CNE and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately US$42 to a maximum of the equivalent of approximately US$5 million. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•	Compensatory Payments By Generation Companies. If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse distribution companies on a pro rata basis for credits given to final customers in an amount equal to the product of:

(1)	the difference between the rationed end-consumer price specified in the rationing decree and the applicable node price; and

(2)	the difference between the consumers’ actual energy consumption during the rationing period and during the same period in the prior year, with certain adjustments.

•	Failure Cost. Chile’s Electricity Law calls for a “failure cost” to be imposed on generators that cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect. The failure cost is implemented as an additional amount that must be paid by deficit generators to the surplus generators from whom deficit generators purchase electricity.

     On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters, that should be regulated. The CNE regulated such services during the month of May of 2004, but this regulation impacts electricity distribution companies to a greater extent than generation companies.

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

     The regulatory authority has announced that the Chilean electricity regulatory framework would be amended in two steps. The first step would refer to those matters which are needed with more urgency, the “Short Law.” The second step would refer to the remaining amendments that are needed, the “Long Law.”

     The “Short Law”

     The Short Law was approved by Chilean Congress on January 2004 and became effective as of March 2004. The principle changes implemented by the Short Law include:

•	a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators transmission costs by transferring part of the cost to final customers,

•	reducing the regulated node price band with respect to the free customer contract price from 10% to 5%,

•	reducing the definition of unregulated customer from 2000 kw to 500 kw of energy consumption (effective in 2006).

     In our opinion, the approval of this law has established a better scenario for companies to analyze new investments. Nevertheless the convenience of developing new projects depends not only on regulations, but also on the stability and attractiveness of the industry price levels.

     As of the date of this report, the final proposal of the Long Law is still in the evaluation stage by government authorities.

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

     Endesa-Chile’s operations in Chile are subject to Ley No. 19,300 (the “Chilean Environmental Act”) which was enacted in 1994. The Chilean Environmental Law requires Endesa-Chile to conduct environmental impact studies of any future projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission (“CONAMA”). It also requires either an evaluation of the environmental impact by the Chilean government or the posting of an environmental insurance policy ensuring compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards. The Chilean Environmental Law is implemented by Reglamento No. 30 del Ministerio Secretaria General de la Presidencia (“Regulation No. 30”) dated March 20, 1997. Endesa-Chile applies the guidelines set out in Regulation No. 30 in analyzing the development of future projects.

    Water Rights

     Endesa-Chile owns water rights granted by the Chilean Water Authority for the exploitation of the water from rivers and lakes near Endesa-Chile’s production facilities for electricity generation. Under current law, these water rights are absolute property rights of unlimited duration. The Chilean Congress is currently considering a proposal to revise the laws governing water rights. Under the proposal Endesa-Chile would pay a fee for every year it fails to make use of a water source it owns the rights to utilize.

   Operations in Argentina

     Operating income from the company’s business in Argentina represented 13%, 4%, 10% for years 2001, 2002 and 2003 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN ARGENTINA

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Operating Revenues	230,017	99,137	111,279
Operating Expenses	185,036	86,412	78,965

Operating Income	44,981	12,725	32,313

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile participates in electricity generation in Argentina through its subsidiaries Costanera and El Chocón, with a total of 5 power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,302 MW. In 2003, Endesa-Chile’s hydro and thermal generation plants in Argentina represented 16% of the country’s total electricity generation capacity.

     Endesa-Chile also participates in transmission and trading of electricity in Argentina through its related companies, Compañía de Transmisión del Mercosur S.A. (“CTM”), which owns the Argentine side of a transmission interconnection line with Brazil, and CEMSA, a trading company that has signed contracts with generators in Argentina to export electricity from Argentina to Brazil and Uruguay. Endesa-Chile has a 45% ownership share in both CTM and CEMSA through its affiliates, CIEN and Endesa Argentina S.A., respectively. See “ — Organizational Structure” for details on associated companies.

     Costanera’s installed capacity is thermal and accounted for approximately 10% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine SIN”), Argentina’s only major interconnected grid system, as of December 31, 2003. Costanera’s Combined Cycle II plant is the largest combined cycle in Argentina that can operate with natural gas and diesel. The Company’s 1,131 MW Steam Turbine power plant can operate with either natural gas or fuel oil. The Company maintains long-term contractual agreements with natural gas suppliers. The supply of liquid fuel is contracted annually according to estimated yearly requirements.

     El Chocón is currently the second largest private hydroelectric facility in Argentina, accounting for approximately 6% of the installed capacity in the Argentine SIN as of December 31, 2003. El Chocón has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine SIN’s major peak suppliers. Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.

     The following table sets forth the installed capacity of Endesa-Chile’s Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA

	As of December 31,
	2001	2002	2003
	(MW)
Central Costanera S.A.
Costanera Steam Turbine	1,131	1,131	1,131
Costanera Combined Cycle II	851	851	851
Central Termoélectrica Buenos Aires Combined Cycle I	320	320	320
Hidroélectrica El Chócon S.A.
El Chócon Hydroelectric	1,200	1,200	1,200
Arroyito Hydroelectric	120	120	120

Total	3,622	3,622	3,622

     Endesa-Chile’s total electricity generation in Argentina reached 8,128 GWh in 2003, 11.5 % higher than the 7,291 GWh in 2002, but lower that the 10,182 GWh registered in 2001. Endesa-Chile’s generation market share was approximately 10% of total electricity production in Argentina for 2003, approximately 10% for 2002 and 13% for 2001.

     The following table sets forth the electricity generation of Endesa-Chile’s Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA

	Year Ended December 31,
	2001	2002	2003
	(GWh)
Central Costanera S.A.	5,686	3,609	4,090
Hidroelectrica El Chocón S.A.	4,496	3,682	4,038

Total	10,182	7,291	8,128

     Low cost hydroelectric generation accounted for nearly 50% of total generation in 2003, slightly less than in 2002 because of both a strong increase in electricity demand and a relatively dry year when compared to 2002. The percentage of hydroelectric generation in year 2001 reached 44%, as shown in the following table:

ENDESA-CHILE HYDRO/THERMAL GENERATION IN ARGENTINA

	Year ended December 31,
	2001		2002		2003
	Generation		Generation		Generation
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation	4,496	44.2	3,682	50.5	4,038	49.7
Thermal Generation	5,686	55.8	3,609	49.5	4,090	50.3

Total Generation	10,182	100.0	7,291	100.0	8,128	100.0

     Endesa-Chile’s physical energy sales in Argentina reached 12,988 GWh in 2001, 7,897 GWh in 2002, and 9,259 in 2003. The increase in sales of year 2003 compared to 2002 responds to increased electricity demand in Argentina.

     The portion of physical sales supplied by the Company’s own generation of energy reached 86% of total sales in 2003 while sales supplied by energy purchased from other generators represented 14% of total sales in 2003, as set forth in the following table.

PHYSICAL GWh PRODUCTION AND PURCHASES IN ARGENTINA

	Year ended December 31,
	2001	2002	2003
Electricity Production	10,182	7,291	8,128
Electricity Purchases	3,045	750	1,264

Total (1)	13,227	8,041	9,392

(1)	Energy production plus energy purchases exceed electricity sales due to energy losses and own consumption.

     The company’s physical sales market share decreased from 14% in 2001 to 10% in 2002 but it increased to 12% in year 2003. Physical sales in years 2002 and 2003 have been strongly affected by the economic crisis in Argentina and the legislation that the government has approved to confront this crisis since January 2002. See “Item 3. Key Information — Risk Factors Relating to Argentina”. The law required the conversion of dollar denominated obligations into Argentine pesos at a rate of AR$1 per US$1 and it suspended indexation mechanisms of public service tariffs. Consequently, Endesa-Chile made significant commercial strategy adjustments to reduce the impact of the crisis on the Company’s returns, such as reducing contracted sales and selling to the electricity pool market. Physical contracted sales declined from 30% of total sales in 2001 to 24% of total physical sales in 2002. The percentage of contracted sales in 2003 declined even more reaching 12% of Endesa-Chile’s total sales in Argentina as a consequence of the sustained level of political, economical and regulatory uncertainties. The Argentine Government’s intervention in the energy sector since 2002 has led to the natural gas crisis that they are currently experiencing. For more information on the Argentine gas crisis, please refer to “ — Electricity Generation in Argentina — Industry Structure and Regulatory Framework — Government Resolutions adopted during 2004”.

     Costanera’s physical sales reached 4,583 GWh in 2003, compared to 4,178 in 2002 and 8,395 in 2001. Contracted sales in 2003 represented 14% of total physical sales and pool market sales accounted for the remaining 86%. At the time Costanera was privatized in 1992, it entered into an eight-year sales contract with Empresa Distribuidora del Sur (“Edesur”), and Empresa Distribuidora del Norte S.A. (“Edenor”), Argentine electricity distribution companies which hold the concession for the distribution of electricity in the Buenos Aires metropolitan area. These contracts expired in the year 2000 and have not been renewed. Endesa-Chile has not entered into contracted sales to electricity distribution companies in years 2002 and 2003.

     The distribution of physical sales, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA

	Year ended December 31,
	2001		2002		2003(1)
		% of Sales		% of Sales		% of Sales
	Sales(GWh)	Volume	Sales(GWh)	Volume	Sales(GWh)	Volume

Contracted Sales	3,869	29.8	1,520	23.8	1,117	12.1
Non-Contracted	9,119	70.2	6,377	76.2	8,142	87.9

Total Electricity Sales	12,988	100.0	7,897	100.0	9,259	100.0

(1)	Sales in the anticipated spot market are included as non-contracted sales.

     In May 1998, in anticipation of the completion of a combined cycle plant and the termination of the Edesur and Edenor contracts, Costanera entered into a 20-year contract to sell 500 MW of electricity capacity to CIEN, a Brazilian company of which Endesa-Chile has a 45% interest. An additional 462 MW of Costanera ´s capacity was committed through a contractual agreement to CEMSA, an affiliated company of which Endesa-Chile has a 45% ownership share. Of the current 962 MW of capacity committed by Costanera, 750 MW are from the first interconnection line between Argentina and Brazil and 212 MW from the second interconnection line between both countries. As a result of the high hydroelectric production in south-east Brazil, there was no demand under these energy export contracts during 2003. However, even though there was no call for the export of energy, Costanera has received payments for having take-or-pay capacity available for that market. During 2004, Costanera’s electricity generation has been affected by the natural gas crisis in the Argentine economy. The need to generate electricity with alternative liquid fuel has increased the dispatch of Costanera’s Combined Cycle II.

     Physical sales of El Chocón were 4,676 GWh in year 2003, representing a 26% increase when compared to the 3,719 GWh sold in 2002 and also greater than the 4,593 GWh sold in 2001. Contracted sales declined from 666 GWh in 2001 to 582 GWh in 2002, reaching 482 GWh in 2003. Contracted sales to the mining firm Minera Alumbrera represented 100% of total contracted sales in 2003. The remaining 4,194 GWh sales were delivered to the pool market.

     Endesa-Chile operates El Chocón for a fee payable to it pursuant to an operating agreement with a term equal to the duration of the concession (30 years). The agreement is not terminable by Endesa-Chile for a period of five years from the date its concession became effective. El Chocón does not have the right to terminate the operating agreement, except following the non-performance by Endesa-Chile of its agreed upon obligations. Under the terms of the operating agreement, Endesa-Chile is entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments. El Chocón has agreed to indemnify Endesa-Chile against all liabilities resulting from its operation of the facilities owned by El Chocón.

     Endesa-Chile’s Argentine power plants compete with all the major power plants connected to the SIN. Our major power plant competitors in Argentina include the plants owned by the AES Group: San Nicolas (thermal 650 MW), Paraná (thermal 845 MW) and Alicura (hydro 1,020 MW). Petrobras Energía S.A. competes with Endesa-Chile through two power plants: Genelba (thermal 660 MW) and Petrobras Energía (hydro 255 MW). Other significant power plants are Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,100 MW) owned by Totalfina and TermoAndes (thermal 600 MW) owned by Gener S.A. but not connected to the SIN.

   Electricity Generation in Argentina — Industry Structure and Regulatory Framework

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

     The WEM classifies large users of energy into three categories, Major Large Users (“GUMAs”, in its Spanish acronym), Minor Large Users (“GUMEs”, in its Spanish acronym) and Large Particular Users (“GUPAs”, in its Spanish acronym). Users in each of the three categories may freely negotiate their supply contract prices with generating companies. GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh. GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the pool market. GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW. GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW. GUMEs and GUPAs are not required to have a minimum annual energy consumption. GUMEs and GUPAs must contract to purchase all of their demand and do not make any transactions in the pool market.

     The regulation also recognizes the following entities as participants in the WEM:

•	power traders, who market generation capacity and energy demand by entering into contracts with generators and large consumers;

•	provinces which can sell the energy received under royalty rights; and

•	foreign companies that are part of import/export energy contracts.

     Dispatch and Pricing

     The Argentine electricity dispatch system, like the Chilean system, is designed to ensure that the most efficiently produced electricity reaches customers. SIN coordinates the generation, transmission, and distribution of electricity. Generation companies sell their electricity to distribution companies, power traders and large users in the competitive WEM through freely negotiated supply contracts or in the electricity pool market at prices set by the CAMMESA. The operation of the WEM is the responsibility of CAMMESA. CAMMESA’s shareholders are generation, transmission and distribution companies, large users (through their respective associations) and the Secretariat of Energy.

     All generation companies that are in the SIN pool operate in the WEM. The contractual price is paid by distribution companies, power traders and large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks. The average spot price is the price paid by distribution companies for electricity from the pool and is a fixed price reset every six months by CAMMESA and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors. The spot price is maintained for at least 90 days. Thereafter, CAMMESA updates assumptions underlying the models employed to establish the seasonal price based on current data and results provided by companies that are members of the WEM. If the Secretariat of Energy finds significant variance among current and prior data, it may resolve to change the seasonal price. The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction and for capacity required by CAMMESA to maintain adequate reserves. The hourly price paid for energy reflects the marginal cost of generation.

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

     Emergency Measures

     As of the date of this annual report, the Argentine electricity regulatory framework is undergoing profound changes, the effect of which is hard to evaluate in terms of long-lasting impacts. Although Law 24,065 has not been formally repealed, the trend that has been observed in 2002 to date leads us to believe that there will be increased state intervention that will modify the regulatory framework described in this annual report. In particular, in January 2002, the Economic Emergency Law was promulgated. This law authorizes the executive power to renegotiate public service concession contracts.

     Recent Electricity Regulatory Changes

     In 2002, the Secretary of Energy introduced some regulatory measures (Resolutions Nos. 2, 8 and others) in order to correct the mismatches produced by the devaluation of the Argentine peso and to ensure the normal operation of generation activities. An important provision, with respect to the calculation of spot prices, is the recognition of the U.S. dollar as the correct currency of denomination for certain variable costs of production such as liquid fuels, which are tradable goods, some foreign machinery spare parts and long-term maintenance contracts with equipment suppliers that are denominated in foreign currency.

     A second important aspect of these regulatory measures was to adjust the price stabilization system in order to identify real costs and prices, reduce price volatility and diminish the arbitrage risk resulting from differences between spot prices and seasonal prices. In this respect, an anticipated pool market has resulted that introduces a prior pricing adjustment to energy prices that acts as a price stabilization system.

     Subsequently, the Secretary of Energy enacted Resolution No. 246/02 that established various regulatory changes. The following are the more significant measures:

•	the separation of capacity and energy payments such that the capacity payments are tied to availability and short-term reserves are regulated and tied to commitment reserves;

•	the modification of energy supply guarantee rights and obligations, supply priority and demand disruptions, and regulation of short- and medium-term reserves for service disruption conditions with respect to large customers;

•	a new capacity relief scheme proposed by CAMMESA;

•	the integration of node and adaptation factors for demand without affecting the calculation of the variable transmission remuneration and energy delivered by generators and traders;

•	the acknowledgement of new tax rates that are applied to natural gas, oil and fuel transfers as additional costs;

•	conditions of the contract market are eased and expanded; and

•	the adjustment of forced generation regulations.

     On July 18, 2002 Resolution No. 317 of the Secretary of Energy, which supplements Resolution No. 246, increased the capacity payment from 10 Ar$/MW to 12 Ar$/MW in the hours that the capacity is remunerated. Finally, on January 2, 2003 the Secretary of Energy enacted Resolution SE No. 1/03, whose principal features are the following:

•	the remuneration for generators with variable cost higher than the first failure cost step (120 Ar$/MWh) is incremented;

•	establishment of a new reserve service to ensure availability in areas where shortage of natural gas in winter will be foreseen;

•	adjustment of the reserve service reliability to cover the peak time capacity demand;

•	re-establishment of the anticipated pool market operation for seasonal energy transactions; and

•	institution of a transitional process to identify and manage the high voltage system and distribution expansions and to improve the availability of energy supply.

     With respect to generation, the regulatory changes are introduced to:

•	increase the actual spot price transparency to improve the predictability of the generators’ remunerations and facilitate their decisions; and

•	gradually obtain a more stable seasonal price.

     With respect to transmission, the regulatory changes are introduced to:

•	provide more environmentally friendly practices and create incentives to accomplish certain critical projects; and

•	revise the operational and design guidelines to meet the safety and operating requirements enacted in the law.

     By means of Resolution No. 82/2003 and, more recently, Resolution No. 784/2003, the Secretary of Energy approved the winter seasonal scheduling, quarterly reschedulings and summer seasonal schedulings for the WEM maintaining the seasonal prices to be paid by the distributors at levels similar to those in force in November 2002. Therefore, the 2003 energy winter prices continue, and the 2003/2004 energy summer prices will continue, to omit the increase required to cover the spot prices payable to the generation companies. As a consequence, the seasonal stabilization fund (created by the regulation to collect the seasonal stabilization prices paid by distributors and to provide the amounts to cover the gap between the spot prices that vary on an hourly basis and the seasonal prices that are passed through to the end users by the distributors) is now depleted. In accordance with Resolution SE No. 406/2003, the Secretary of Energy established a priority for payments in the WEM by which generators are compensated only after certain other creditors of the WEM are compensated, granting hydro-generators priority only in collecting the part of their remuneration which reflects their operational and transmission costs, and eliminated the right of hydro-generators to collect the total energy price sanctioned in the electricity pool market.

     Additionally, on August 14, 2003 the Secretary of Energy took further measures pursuant to Resolution SE No. 240/2003 which “temporarily” imposed, until certain alleged restrictions in the supply of natural gas are overcome, an artificial cap on the energy spot price as a result of ignoring the actual restrictions of gas supply to electricity generation companies which may occur in real time operation for calculating the spot price. According to the Resolution, the WEM does not consider variable costs reflecting liquid fuels prices but only natural gas tariffs, in order to recognize marginal costs to define the energy spot price, and excludes the possibility that water values declared by hydro facilities and hourly import transactions of energy may set spot prices in the event they are higher than the variable costs of the marginal unit using natural gas. Further, Resolution SE No. 240/2003 also discriminates against hydro generators, by not permitting them to recognize their generation costs in excess of the node-price, whereas thermal generators’ variable costs over and above the node-price continue to be recognized as a temporary excess dispatch cost.

   Government Resolutions adopted during 2004

     Argentina is currently going through what has been called a “Natural Gas Crisis”. Towards the end of the first quarter of 2004, the Argentine Government announced the restriction of natural gas exports and distribution within Argentina. Most recent publications establish the main cause of these restrictions to be the lack of investment in extraction and transportation capacity within Argentina, as well as the increased internal demand for natural gas. According to analysts, both elements are due to the pesification and freezing of the price of natural gas in Argentina since the beginning of year 2002. This artificial low price would have encouraged consumers to replace more expensive oil derivative energy for natural gas, leading to an explosive growth in demand. On the other hand, the fixed price of natural gas discouraged producers from investing in exploration and increasing their extraction and transportation capacity. Consequently, current supply is not able to satisfy internal demand and export commitments. The Argentine Government Authorities have responded with distribution restriction resolutions seeking to reduce the risk of residential shortages. This crisis and the Governments’ resolutions have affected the electricity industry in Argentina, and also the normal operation of the Chilean energy industry, an important destination of Argentine exports.

     In February, 2004, the Secretary of Energy by means of Resolution 93/2004 increased seasonal prices, introducing a segmentation of demand in three levels:

i)	Residential demand whose consumption is less than 10 kW;

ii)	Commercial and small and medium sized industrial consumption between 10 and 300 kW; and

iii)	Large customers whose consumption is greater than 300 kW.

     The seasonal price for residential customers remained the same as established in November 2002, but the seasonal price for the other two segments increased nearly 80% and 110%, respectively.

     These price increases have not restored the balance of the seasonal stabilization fund, and therefore have not affected resolutions 240/2003 and 406/2003, previously discussed, which are still in place.

   Environmental Regulation

     The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 (the “Hazardous Waste Law”) enacted in January 1992 and its implementing decree, Decree No. 831/93, which regulates the disposal of hazardous waste in Argentina.

     Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the sale of Costanera, El Chocón and Costanera must comply with certain reporting rules, monitoring obligations and emission standards. The failure by El Chocón and Costanera to comply with these requirements as well as federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the El Chocón concession agreement or order the suspension of operations of Costanera. Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/93. They have been informed that they have been classified as “eventual” generators of hazardous waste. Endesa-Chile believes that El Chocón and Costanera are in compliance with all material obligations relating to environmental matters.

     Emergency Measures

     As of the date of this annual report, the Argentine electricity regulatory framework is undergoing profound changes, the effect of which is hard to evaluate in terms of long-lasting impacts. Although Law 24,065 has not been formally repealed, the trend that has been observed since 2002 leads us to believe that there will be increased state intervention that will modify the regulatory framework described in this annual report. In particular, in January 2002, the Argentine congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 (the “Economic Emergency Law”). This law authorized the forced renegotiation of public service contracts, imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of AR$1 per US$1 (with some exceptions) and empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as create a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies.

     From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003.

     Since the beginning of the Argentine crisis, many companies in Argentina, especially those with foreign currency indebtedness, have fallen behind temporarily on payments of certain debt obligations, and have had to constantly renegotiate new payment schedules and terms with creditors. During 2003, we have rolled over US$109 million in financial debt, paid US$31 million in principal and extended the maturity of this debt from 12 to 18 months. Costanera is delayed on payments aggregating US$3.6 million of bank debt, representing the entire remaining principal amount outstanding under an export credit facility. Costanera is in advanced discussions with the lender under this facility and expects to reach an agreement providing for partial payment and a rescheduling of the remainder of the debt.

Operations in Peru

     Operating Income from the company’s business in Peru represented 19%, 20% and 18% of Endesa Chile’s total operating income for the years 2001, 2002 and 2003, respectively. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN PERU

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Operating Revenues	109,802	118,745	111,739
Operating Expenses	43,111	47,563	50,442

Operating Income	66,692	71,182	61,297

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile, through its subsidiary Edegel operates a total of eight generation plants in Peru, with a total installed capacity as of December 2003 of 967 MW. Edegel owns seven hydroelectric power plants, with a total installed capacity of 739 MW, two of which are located 280 kilometers from Lima and five of which are located at an average distance of 50 kilometers from Lima. The company has one thermal plant located in the city of Lima, which represents the remaining 228 MW of total installed capacity.

     Installed capacity in 2002 reached 1,003 MW, slightly higher than the 2003 installed capacity of 967 MW. On July 31, 2003, 36 MW of the capacity of the Santa Rosa thermal power plant was reduced on the system. Endesa-Chile’s hydroelectric and thermal generation plants in Peru represent 22% of the country’s total electricity generation capacity according to the country’s official December 2003 statistics.

     The following chart sets forth the installed capacity of Edegel, our Peruvian subsidiary:

INSTALLED CAPACITY PER SUBSIDIARY IN PERU

	(MW)
	2001	2002	2003
Edegel S.A. (1)
Huinco (Hydroelectric)	247	247	247
Matucana (Hydroelectric)	129	129	129
Callahuanca (Hydroelectric)	75	75	75
Moyopampa (Hydroelectric)	65	65	65
Huampani (Hydroelectric)	30	30	30
Yanango (Hydroelectric)	43	43	43

	(MW)
	2001	2002	2003
Chimay (Hydroelectric)	151	151	151
Santa Rosa (Thermal) (2)	264	264	228

Total	1,003	1,003	967

(1)	The installed capacity figures relate to the recognition of effective capacity, updated and approved by the Comité de Operación Económica del Sistema, or COES, Peru.

(2)	On July 31, 2003, 35.9 MW of the Santa Rosa plant were withdrawn, leaving a capacity of 227.7 MW, because the cost of maintaining certain units operational exceeded the revenues received for their capacity.

     Endesa-Chile’s total electricity generation in Peru reached 4,458 GWh in 2003, 4% higher than the electricity generation of 4,279 GWh in 2002, and also greater than the 4,355 GWh in 2001. Endesa-Chile’s generation market share was approximately 22% of total electricity production in Peru in 2003, approximately 22% for 2002 and 23% for 2001.

ELECTRICITY GENERATION PER SUBSIDIARY IN PERU

	(GWh)
	2001	2002	2003
Edegel S.A.	4,355	4,279	4,458

Total	4,355	4,279	4,458

     Hydrological conditions and reservoir levels allowed hydroelectric generation to amount to 99.6% of Edegel’s total production in 2003. Edegel’s hydroelectric generation has accounted for more than 99% of its total generation since 2001. The portion of electricity supplied by Edegel’s own generation was 95.9% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

     Edegel maintains contractual agreements with diesel suppliers which fix the transportation cost of the fuel but do not have fixed oil prices or oil supply amounts. The amount purchased pursuant to these contracts responds to estimated needs at the time of purchase, and price is determined by market levels at that time.

     The following table sets forth the electricity generation and purchases for Edegel over the past three years:

PHYSICAL GWh PRODUCTION AND PURCHASES IN PERU

	Year ended December 31,
	2001	2002	2003
Electricity Production	4,355	4,279	4,458
Electricity Purchases.	64	65	189

Total (1)	4,419	4,344	4,674

(1)	Energy production plus energy purchases exceed electricity sales due to energy losses and own consumption.

     In Peru there is only one interconnected system, Sistema Electrico Interconectado Nacional, or the SINAC. Electricity demand in the SINAC increased 5% during 2003 when compared to 2002, reaching a total yearly demand of 20,690 GWh. Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for copper and gold.

     On November 21, 2003, an electricity supply contract was signed with Compañía Minera Ares S.A.C. (“Minera Ares”), a mining company held by the Hochschild Group, for 12 MW of capacity and associated energy. The contract has been effective since January 2004 and has a term of 5 years. Minera Ares exploits minerals (gold and silver) for the mining units of Caylloma (2 MW), Minera Ares (5 MW) and Arcata (5 MW). With this contract Edegel is not only increasing its mining company customers but also expanding into a new geographic area in Peru.

     Edegel’s physical sales in 2003 increased nearly 7% compared to sales in 2002. The percentage of contracted sales increased in 2003 as compared to 2002 and 2001, due to an increase in sales to unregulated industrial customers. Sales to regulated customers decreased to 47% of contracted sales in 2003, as compared to 50% in 2002 and 56% in 2001. An average of seven large industrial and commercial customers represent the contracted sales in every period. The average number of years to expiration of these contracts is approximately 11 years.

     The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU

	Year ended December 31,
	2001		2002		2003
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	2,931	69.1	2,829	68.0	3,134	70.5
Non-Contracted sales	1,308	30.9	1,329	32.0	1,309	29.5

Total Electricity sales	4,239	100.0	4,158	100.0	4,443	100.0

     Because SINAC is the only interconnected transmission system in Peru, all generation companies connected thereto may be considered competitors. However, Endesa-Chile’s most important competitors in Peru are the hydroelectric generators, Electroperú and Egenor, whose capacity is approximately 860 MW and 553 MW, respectively.

Electricity Generation in Peru – Industry Structure and Regulatory Framework

     The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework in Chile. Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its corresponding regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its corresponding regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734 which created the regime that supervises Investments in Energy and its Regulation (Supreme Decree No. 005-97-EM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority) and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

     Some of the most important characteristics of the regulatory framework of the electricity industry in Peru are (i) vertical disintegration, or separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets and a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and (iii) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).

     The electricity sector in Peru consists of one main interconnected system, SINAC. As of October 2000 the two prior interconnected systems, Sistema Interconectado Central-Norte (SICN), and Sistema Interconectado Sur (SIS) were connected and formed the single integrated system.

     In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities, among others. The Organismo Supervisor de la Inversión en Energía, or OSINERG, is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. In September 2001, the Comisión de Tarifas de Energía, or CTE, was absorbed by OSINERG. As a consequence, OSINERG ´s Gerencia Adjunta de Regulación Tarifaria performs CTE’s functions, which include publishing the regulated tariffs. The Comité de Operación Económica del Sistema, or COES, coordinates the dispatch of electricity of Peru’s SINAC in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual busbar (i.e., node) tariff calculations. However, Peru’s COES consists of generation and transmission companies, whereas in Chile the CDECs include only generation companies.

     As of October 1997, technical standards have been established in order to compare the quality and conditions of the service provided by electricity companies. As of October 1999, companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for customers who received substandard service.

   Dispatch and Pricing

     The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and unregulated customers in Peru are those with demand greater than 1 MW, whereas in Chile unregulated customers are those with demand greater than 0.5 MW. Additionally, since 1999, capacity payment is determined with regard to a fixed guaranteed component based on the efficiency of each plant and a variable component dependant on the level of dispatch of each plant.

   Transmission

     At the transmission level in Peru, transmission lines are divided into principal and secondary systems. The principal system lines are accessible to all generators and allow electricity to be carried out to all customers. The transmission concessionaire receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are accessible to all generators, but are used to serve only certain customers, who in turn are responsible for making payments related to their use of the system.

    Distribution Pricing

     Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG. Busbar prices for capacity and energy are published every six months, in April and October and become effective the first day of May and November, respectively. Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly performed in US$. Other conditions of distribution pricing are similar to those in Chile.

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

     An authorization for electricity generation activities is required when either a thermoelectric, hydroelectric or geothermal power plant has an installed capacity in excess of 500 kW.

     A concession of electricity generation activity constitutes an agreement between the generator and Ministry of Energy and Mines while an authorization is merely a unilateral permission granted by the Ministry. Authorizations and concessions are granted by the Ministry under the procedures set forth in the Law of Electrical Concessions and its regulations and amendments. In accordance with “national developments,” the Ministry currently establishes the priorities to admit new applications for temporal and definitive concessions to be integrated in the interconnected systems.

   Changes to the Law of Electricity Concessions

     Currently, the Dirección General de Electricidad at the Ministerio de Energía y Minas (the Ministry of Energy and Mines) has summoned regulators, customer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía (National Energy Committee) to discuss changes to the electricity regulatory framework. The changes to be discussed involve three main areas of reform: the consolidation of the electricity sector, the improvement of economic efficiency, and certain technical and procedural matters. A subcommittee has been formed to address each of these three areas. Within these areas, the National Energy Committee will aim, among other goals, to encourage private investment and increase competition in the electricity sector, improve the quality of the transmission systems, regulate international electricity transmission line interconnections, improve the methodology used to determine generation costs, adjust the definition of regulated customer and define the procedures for granting concessions.

Operations in Colombia

     Operating Income from the company’s business in Colombia represented 21%, 22%, and 25% for years 2001, 2002 and 2003 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN COLOMBIA

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Operating Revenues	222,513	228,971	208,595
Operating Expenses	147,391	152,842	122,611

Operating Income	75,122	76,129	85,984

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile’s presence in Colombia is based on two electricity generation companies, Betania and Emgesa. Endesa-Chile has an 85.6% ownership interest in Betania, and through Betania has a 22.4% indirect ownership interest in Emgesa. Betania is the operator of Emgesa, although it receives no compensation in return.

     As of December 31, 2003 Endesa -Chile, through both subsidiaries, operated a total of nine generation plants in Colombia, with a total installed capacity of 2,589 MW as of December 2003, of which 93.4% is hydroelectric. Betania has one 540 MW hydroelectric facility south of Bogotá. Emgesa had a total installed capacity of 2,049 MW as of December 31, 2003, 89% of which was hydroelectric. Emgesa’s main facilities are located in the Cundinamarca and Huila regions of Colombia. In April 2004, Emgesa added a new power plant to its operations, Tequen Dama, this plant has an installed capacity of 19 MW and is located along the Bogota River.

     The total combined installed capacity of both companies decreased by 145 MW in 2003 as compared to 2002. This reduction of installed capacity was caused by the following changes during 2003:

•	On October 10, 2003, Emgesa’s Cadena Vieja (Cadena Casalaco) facility suspended operations, because the costs associated with maintaining this plant operational were greater than the revenues from these plants’ electricity generation,which had accounted for 241 MW of hydro installed capacity.

•	On October 25, 2003, Cadena Pagua (Cadena Nueva) officially increased installed capacity by 20 MW based on the improvements performed on the refrigeration systems of the plant.

•	Four minor hydroelectric plants were incorporated into the electricity system with a total capacity of 76 MW.

     Endesa-Chile’s hydro-electric and thermal generation plants in Colombia represent approximately 20% of the country’s total electricity generation capacity, according to the country’s December 2003 official statistics. Although this 2003 market share is equal to that of 2002, it is lower than Endesa-Chile’s installed capacity market share of 2001, which was approximately 23% of the Colombian system. This decline in the past two years can be attributed to both the suspension of the Cadena Vieja hydro facility (241 MW) and the introduction of new hydro facilities owned by Chivor S.A. and Isagen S.A., our main competitors in Colombia.

     The following table sets forth the installed generation capacity of Endesa-Chile’s Colombian subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA

	(MW)
	2001	2002	2003
Emgesa
Guavio (Hydroelectric)	1,150	1,150	1,150
Cadena Vieja (Hydroelectric)	544	241	—
Cadena Nueva (Hydroelectric)	580	580	600
Termozipa (Thermal)	220	223	223
Minor Plants (Hydroelectric)	—	—	76
Betania
Betania (Hydroelectric)	540	540	540

Total	3,034	2,734	2,589

     Approximately 91% of Endesa-Chile’s total installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Endesa-Chile’s total electricity generation in Colombia reached 10,794 GWh in 2003 compared to 10,699 GWh in 2002 and 10,189 registered in 2001. Endesa-Chile’s generation market share in Colombia has remained stable since 2001 at approximately 23%. In addition to hydrological conditions, the amount of generation is dependant on the company’s commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which Endesa-Chile operates. Companies are free to offer their electricity at the price that they determine convenient at any point in time, as opposed to being forced by a centralized operating entity to generate according to the minimum marginal costs of the system.

     The following table sets forth the energy generation for each of Endesa-Chile’s Colombian subsidiaries:

ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA

	(GWh)
	2001(1)	2002(1)	2003
Emgesa	8,419	8,870	9,205
Betania	1,770	1,829	1,589

Total	10,189	10,699	10,794

(1)	The generation figures were corrected in order to show gross rather than net generation.

     Hydrological conditions in 2003 translated into lower generation for Betania because of reduced rainfall in its geographic area when compared to 2002, but greater hydroelectric generation in Emgesa, due to increased rainfall in its geographic area allowing for a decrease in thermal generation and a reduction in the level of physical energy purchases, when compared to 2002. Considering that thermal generation is not significant, accounting for only 8.6% of Endesa-Chile’s total installed capacity in Colombia at December 2003 and less than 2% of total generation in Colombia during 2003, maintaining long-term contracts with coal suppliers to assure coal supply is not critical and these contracts are therefore negotiated annually. Since 2001, hydroelectric generation has composed over 97% of Endesa-Chile’s total generation in Colombia.

     The following table sets forth the levels of electricity production and purchases for Endesa-Chile’s Colombian subsidiaries for the past three years:

PHYSICAL GWh PRODUCTION AND PURCHASES IN COLOMBIA

	Year ended December 31,
	2001	2002	2003
Electricity Production	10,189	10,699	10,794
Electricity Purchases	4,485	4,023	3,790

Total (1)	14,674	14,722	14,585

(1)	Energy production plus energy purchases exceed electricity sales due to energy losses and own consumption.

     The sole interconnected electricity system in Colombia is the Colombian National Interconnected System, or the Colombian SIN. Electricity demand in the Colombian SIN increased 2.9% during 2003 as compared to 2002, reaching a total yearly consumption of 46,113 GWh. Similarly, in 2002, electricity consumption in the Colombian SIN increased 3.3%, from 43,373 GWh in 2001 to 44,811 in 2002. Endesa-Chile’s physical sales, on the other hand, declined in both 2003 and 2002 as compared to 2001. This decline was a consequence of the company’s commercial strategy, which determined convenient to reduce energy purchases in the pool market.

     The demand in Colombia’s electricity market has also been affected by the interconnection with the electricity system of Equador, which began operations in March 2003, referred to as International Transactions of Energy (“TIE”). During 2004 an interconnection line between Equador and Peru is expected to be operational. Both interconnections with transmission lines represent a potential for greater competition, because generators in Equador may generate and export electricity to Colombia. However, based on the level of capacity and price levels in each country, it is more likely that Colombian generators will be exporting electricity to Equador.

     During 2003, Emgesa served an average of 715 customers, including both regulated and non regulated customers, and Betania served a total of 7 regulated customers. Endesa-Chile’s sales to the distribution company Codensa accounted for 34% of its total sales in 2003. Physical sales to the six largest non-regulated customers reached 2.1% altogether.

     The distribution of physical sales, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA

	Year ended December 31,
	2001		2002		2003
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	9,211	63.1	8,373	57.2	9,333	64.4
Non-Contracted sales	5,380	36.9	6,266	42.8	5,148	35.6

Total Electricity sales	14,591	100.0	14,639	100.0	14,481	100.0

     Endesa-Chile’s most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín, whose total installed capacity was 2,471 in December 2003, Isagen, whose total installed capacity was 2,091 MW in December 2003, Corelca, whose installed capacity was 1,178 MW in December 2003. Endesa-Chile also competes with the following publicly owned companies in Colombia: EPSA, whose total installed capacity was 1,059 MW in December 2003 and Chivor, which is owned by AES, whose total installed capacity was 1,000 MW in December 2003.

Electricity Generation in Colombia – Industry Structure and Regulatory Framework

     The Colombian constitution provides that it is the government’s duty to ensure that public services are made available in an efficient manner to everyone. Ley Número 142 of 1994 (“Law 142”) provides the broad regulatory framework for the provision of residential public services, including electricity, and Ley Número 143 of 1994 (the “Colombian Electricity Act”) provides the regulatory framework for the generation, trading, transmission and distribution of energy.

     Law 142 establishes that the provision of electricity services is an essential public service that may be provided by government and private sector entities. Utility companies are required to: (1) ensure continuous and efficient service without abuse of a dominant position; (2) facilitate low-income users’ access to subsidies granted by the authorities; (3) inform users regarding efficient and safe use of the services; (4) protect the environment; (5) allow access and interconnection to other public service companies, their large users, or to their services; (6) cooperate with the authorities in the event of emergency to prevent damage to the users; and (7) report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios (Superintendency of Public Services) (“SSP”).

     The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas (“CREG”) and other regulatory bodies governing the electricity sector: (1) efficiency – the correct allocation and use of resources and the supply of electricity at minimum cost; (2) quality – compliance with the technical requirements established in regulations affecting the sector; (3) continuity – a continuous electricity supply without unjustified interruptions; (4) adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency; (5) neutrality – the impartial treatment of all electricity consumers; (6) solidarity – the provision of funds by higher – income consumers to subsidize the subsistence consumption of lower income consumers; and (7) equity – an adequate and non – discriminatory supply of electricity to all regions and sectors of the country.

     Prior to the passage of the Colombian Electricity Act, the Colombian electricity sector was extensively vertically integrated. The Colombian Electricity Act separately regulates generation, transmission, trading and distribution (the “Activities”). Under this law, any company, domestic or foreign, may undertake any of the Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution. Companies which were vertically integrated at the time the Colombian Electricity Act became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of the Colombian Electricity Act but must maintain separate accounting records for each Activity.

     Effective as of January 1, 2002, the market share of generators, traders and distributors has been limited as follows:

•	a generator may not own more than 25% of the installed generating capacity in Colombia;

•	a trader may not account for over 25% of the trading activity in the Colombian SIN; and

•	a distributor cannot have more than 25% of the distribution activity in the Colombian SIN.

     In order to calculate these limits, the participation of a given company is added to those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries. In addition, effective as of January 1, 2002, generators may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries. In 2000, CREG issued Resolution 42 which established that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by the CREG. Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW. The CREG042-1999 resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.

     The Ministry of Mines and Energy defines the government’s policies for the energy sector. Other government entities which play an important role in the electricity industry are: (1) the Superintendencia de Servicios Públicos Domiciliarios (“SSPD”), which is in charge of overseeing and inspecting the companies incorporated as public services companies; (2) the CREG, which is in charge of regulating the energy and gas sectors; and (3) the Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion and along with the Comité Asesor para el Planeamiento de la Transmisión (“CAPT”), determines the expansion of the generation and transmission network, among other tasks.

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

     The generation sector is organized on a competitive basis with generation companies selling their production on the electricity pool market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices. The Colombian SIN is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and inter-regional transmission lines, the distribution lines and the electrical loads of the users. Betania and Emgesa are part of the SIN. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand. Generators connected to the SIN also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000. The capacity charge is calculated pursuant to formulas also included in such Resolutions. Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders. Initially, distribution companies were required to enter into contracts to supply 100% of their unregulated market and, although this requirement has gradually been reduced, they have still tended to secure contractors for a large proportion of their unregulated market.

   Dispatch and Pricing

     The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

     The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity. Its operations are similar to the electricity pools which operate in England and Wales. In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period. Every day the CND receives price bids from all the generators that participate in the Bolsa. These bids indicate the daily prices at which the generators are willing to supply electricity and the hourly available capacity for the following day. Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand. The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country. During 2003, international short-term electricity transactions were regulated through Resolution CREG 004, which became effective when trade with Equador began. Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost-efficient manner. The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

     Differences among real dispatch and “optimal dispatch” give rise to what are known as “restrictions,” which are settled for each generator in the following way: restricted generators (those whose real generation is lower than optimal dispatch) are charged with the difference, appraised at their offer prices; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised at their offer price. The net value of these restrictions are assigned proportionally to all the traders within the Colombian SIN, according to their demands of energy. The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs. This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the sum of the offer price and the spot price. The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values. This Resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who consider that the recognized prices do not cover the costs associated with these restrictions.

     The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa. In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced a new firm capacity charge pursuant to Resolution 116 (the “Capacity Charge”), effective as of December 1, 1997, amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000. The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine. The Capacity Charge remunerates generators for the firm capacity made available to the Colombian SIN in periods of critical hydrology. Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116 as amended. The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own firm energy. The CND can verify a generator’s declared availability and the SSPD can impose sanctions if the actual availability is lower than the declared availability. If a generator’s availability is less than the minimum limit, the generator does not receive the total amount of the Capacity Charge.

     If a generator’s availability is less than the minimum limit during the dry season, between December 1 and April 30 of each year, the generator only receives the Capacity Charge equivalent to its actual availability. Also, the minimum limit for the rainy season (between May 1 and November 30 of each year) is determined by the lowest value between the minimum limit and the average actual availability during the dry season.

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

     In March 2003, the Colombian pool market started the TIE with Equador. During the year, Colombia exported 1,129 GWh and imported 67 GWh. Please refer to the section titled “Operations in Colombia” for more information.

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

     Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remained in effect for 2003. It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG in the second quarter of 2004.

   Environmental Regulation

     Law No. 99 of 1993 provides the legal framework on environmental regulation and, among other actions, created the Ministry of the Environment as the authority for establishing environmental policies, with a specific focus on the definition, issuance and execution of policies and regulations seeking the recuperation, conservation, protection, organization, administration and use of renewable resources. Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans. The law places particular attention on environmental impact prevention by entities in the energy sector. Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

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

Operations in Brazil

     Operating Income from the company’s business in Brazil represented 8%, 5%, and 1% for years 2001, 2002 and 2003 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN BRAZIL

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Operating Revenues	67,939	51,918	30,792
Operating Expenses	39,741	34,767	27,135

Operating Income	28,198	17,151	3,657

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile participates directly in the Brazilian electricity market through its subsidiary Cachoeira Dourada, of which Endesa-Chile has a total 92.51% ownership share. Endesa-Chile also participates, through its non-consolidated related company, CIEN, of which Endesa-Chile has a 45% ownership interest, in the commercialization and transportation of electricity between Argentina and Brazil. See “–Organization Structure” for details. Through CIEN, Endesa-Chile has participated in a 2,000 MW interconnection project corresponding to the transmission interconnection line between Argentina and Brazil.

     Cachoeira Dourada operates a 658 MW pass-through hydroelectric facility in the State of Goias, south of Brasilia, which represents less than 0.8% of the total installed capacity of Brazil.

     The installed capacity of the company has remained stable at 658 MW for the past three years, although the installed capacity in Brazil expanded 7,000 MW in 2002 and 4,200 MW in 2003.

INSTALLED GENERATION CAPACITY IN BRAZIL

	(MW)
	2001	2002	2003
Cachoeira Dourada	658	658	658

Total	658	658	658

     The company’s total physical generation in 2003 was 3,024 GWh, representing a 22.6% increase as compared to 2002. Similarly, physical generation was greater in 2002 than in 2001, rising from 2,256 GWh in 2001 to 2,467 GWh in 2002. Cachoeira Dourada’s power plant is hydroelectric, and therefore its generation capabilities depend heavily on rainfall in the region in which it operates. Hydrological conditions were favorable to Cachoeira Dourada’s electricity generation during 2003, increasing the plant’s average percentage of total installed capacity used from approximately 43% in 2002 to 53% in 2003.

     The following table sets forth the physical energy production and purchases of Cachoeira Dourada.

PHYSICAL GWh PRODUCTION AND PURCHASES IN BRAZIL

	Year ended December 31,
	2001	2002	2003
Electricity Production	2,256	2,467	3,024
Electricity Purchases	1,471	1,125	745

Total (1)	3,727	3,592	3,769

(1)	Energy production plus energy purchases may exceed electricity sales due to energy losses and own consumption.

     Cachoeira Dourada has a long-term take-or-pay contract, which was executed in September 1997 when Endesa-Chile acquired the concession of Cachoeira Dourada with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), the regional state-owned distribution company. The contract has a term of 15 years. During the first five years, CELG was obliged to purchase all of the electricity produced by Cachoeira Dourada. That amount was to be reduced by 10% a year beginning in the sixth year. As a result, physical sales to CELG declined 10% in 2003 as compared to 2002. The electricity generated monthly in excess of Cachoeira Dourada’s contractual commitment to CELG is sold to third parties, including the pool market. This contract is currently in dispute, as is explained below.

     Electricity demand in Brazil increased 6.6% during 2003 and 5.2% during 2002 after decreasing in 2001 as a consequence of the government rationing program imposed which limited the amount of electricity consumers could utilize.

     The distribution of physical sales for Cachoeira Dourada, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN BRAZIL

	Year ended December 31,
	2001		2002		2003
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	3,706	99.4	3,572	99.5	3,427	90.9
Non-Contracted sales	22	0.6	19	0.5	342	9.1

Total	3,728	100.0	3,591	100.0	3,769	100.0

     Despite this increase in Physical sales, operating income in Brazil was Ch$3,657 million during 2003, 79% less than the Ch$17,151 million of 2002. The weaker operating income of Cachoeira Dourada is due to a contractual dispute with the its most important customer, CELG. Cachoeira Dourada’s contractual agreement with CELG, which has been in place since Endesa-Chile was granted the concession of the power plant in 1997, has been subject to dispute in the Brazilian courts. In February 2003, CELG suspended payments to Cachoeira in order to buy electricity in the pool market, where prices at the time were lower than the contract price. CELG did not reinstate payments until a provisional court order, issued in July 2003, determined that it should commence paying at least partial past due invoices. CELG is currently making payments, but they have been based on a lower energy price and quantity than provided for in the contract. Consequently, as a conservative accounting measure, Cachoeira Dourada registered from July to December 2003 and also from January to May 2004, only partial monthly billings to CELG. On June 16, 2004 the provisional court order issued in July 2003 was revoked, obliging CELG to pay 100% of the contract. For more information, please refer to “Item 3. Risk Factors—Risk Factors relating to Brazil—Lower energy prices in Brazil have resulted in breaches of contracts by the customers of our subsidiaries and equity affiliates, which may impact the amount of dividends and distributions we receive from these investments.”

     The operations of the other businesses in which Endesa-Chile participates in Brazil are included in the income statement as non-operational, considering that they are developed by a related and not subsidiary company in Brazil, CIEN. CIEN owns, operates and commercializes the Brazilian side of two electricity transmission interconnection lines joining the Argentine and Brazilian grid systems. The Argentine side of the interconnection lines, as detailed in “—Business Overview-Operations in Argentina”, is owned by CTM and TESA.

     CIEN has executed four energy sales agreements to sell energy in Brazil with the following customers: Furnas Centrais Elétricas S.A. (“FURNAS”); Centrais Geradoras do Sul do Brasil S.A. (“GERASUL”); Companhia Paranaense de Energia — COPEL (“Copel”) and Companhia de Electricidade do Río de Janeiro (“Cerj”). The contracts are at fixed reales-denominated prices, indexed in part to the dollar. The contracts with GERASUL and FURNAS are not “take or pay” as to the amount of energy to be purchased, but do require the supply of 1,000 MW of capacity at all times. Similarly, in order to satisfy its commitments with Brazilian customers, CIEN maintains contracts with Argentine generators, including Endesa-Chile’s subsidiary in Argentina, Costanera.

     From January 2003 until August 2003, Copel suspended its payments of the energy and capacity contracts with CIEN. Payments resumed in August 2003, when an agreement was reached that modified the terms of the original contract and provided that CIEN receive payment of the past due invoices. Pursuant to the modified agreement, CIEN’s 800 MW capacity commitment with Copel was reduced in half, although the related unit price was increased. The release of CIEN’s capacity commitment by Copel has allowed CIEN the flexibility to look at market opportunities.

Electricity Generation in Brazil – Industry Structure and Regulatory Framework

     Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the “Brazilian SIN”), which is comprised of electricity companies in the southern, southeast, central-western, northeast and parts of the northern regions of Brazil, and several other small, isolated systems.

     Generation, transmission, distribution and supply activities are legally separated in Brazil. Non-regulated customers in Brazil are currently those customers who demand 3,000 kW or more annually, though this threshold is under discussion.

     Under the current regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União (Union), acting through the Ministry of Mines and Energy, which has exclusive authority over the electricity sector through its concessionary and regulatory powers. Regulatory policy for the sector is implemented by the Agéncia Nacional de Energia Elétrica (National Energy Agency) or ANEEL. ANEEL is responsible on behalf of União for, among other things: (1) granting and supervising concessions on behalf of the União for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates; (2) supervising and auditing the concessionaire companies; (3) issuing regulations for the electricity sector; (4) planning, coordinating and executing studies on water resources and the concession of new hydroelectric facilities and definition of optimal use of water resources; (5) ?granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants; (6)? establishing the criteria to calculate transmission prices; (7)? imposing contractual and regulatory penalties; or (8)? terminating a concession, in those cases contemplated in the law and/or a concession agreement.

     In addition, Eletrobrás, the federally-owned electricity utility company, is charged with establishing general policy with respect to the electricity sector and with coordinating its planning, financing and operations. Planning functions are executed by two executive committees coordinated by Eletrobrás, the Grupo Coordenador de Planejamento dos Sistemas (the “GCPS”) and Grupo Coordenador de Operaçóes Interligadas (the “GCOI”), which include representatives of each of the major concessionaires. GCPS coordinates the expansion of the country’s electricity systems and GCOI coordinates their operation.

     As of March 1999, pursuant to the terms of Law No. 9,648/98, the GCOI’s coordination and supervisory role over the generation and transmission of energy in the interconnected systems has been transferred to the Operador Nacional do Sistema Elétrico, or the ONS, which is a nonprofit private entity in which the concession holders and the unregulated consumers participate as members with voting rights and the Ministry of Mines and Energy and the board of consumers participate as members with no voting rights. The ONS is responsible for the coordination and supervision of the generation and transmission of energy in the interconnected systems.

     Law No. 8,631, effective since 1993, fundamentally changed the regulatory structure governing electricity rates in Brazil. The new system abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniform electricity rates throughout the country. The reforms called for automatic inflation tariff adjustments according to a complex multivariable parametric formula. Law No. 8,631 established that electricity tariffs were expected to reflect operating costs of each company plus a certain return on capital, which is not a pre-defined return, but instead a financial/economic equilibrium.

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

     The Power Sector Law also introduced the concept of the independent power producer, or IPP, as a further factor in opening up the electricity sector to private investment. The Power Sector Law also provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules. Self-producers (producers who generate power primarily for their own use) may (i) contribute or exchange energy with other self-producers within a consortium, (ii) sell excess energy to the local distribution concessionaire or (iii) exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer located somewhere other than in the area of generation.

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

     The Cardoso federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market will be formed according to market conditions. According to this model, the companies will have a defined contracted capacity until 2003 when such capacity starts to be reduced annually at the rate of 25%. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generators in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in growth expectations for energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

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

     On April 26, 2002, former President Cardoso issued another relevant rule to the sector, the Law No. 10,438, with the objective of expanding the emergency energy offer, increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

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

     The law also established that federal generators will have to sell at least 50% of their spare energy (after contracts) through public auctions, and that the remaining balance of their spare energy would be sold to the Mercado Atacadista de Energia or the MAE, the self-regulating wholesale electricity market.

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

     MAE Settlement

     Resolution No. 763 of 2002 provides that 50% of the values resulting for the months between September 2000 and September 2002 to be settled in a period of 30 days, and the remaining 50% to be settled after the auditing takes place. The months of October, November and December of 2002 will be settled in the same sequence. The settlements for January 2003 and the following months will take place subsequent to the constitution of guarantees described below under "—Minimum Contract Level Rule.”

     Normative Value Changes (pass-through rule)

     On May 2002, ANEEL enacted Resolution No. 248 which changed the pass-through rule of energy purchase prices to final consumers, establishing a value equal to 100% of the normative value as the pass-through limit. These changes do not affect the Group’s interests, as the same resolution excludes previous signed contracts from being affected.

     Minimum Contract Level Rule

     Resolution No. 511 of 2002 establishes that at least 85% of the energy sold by the MAE participants to final consumers must be guaranteed by energy assured from generation facilities or by energy supply contracts with at least two years of duration in any sub-market and, at least 10% must be guaranteed by energy assured from generation facilities or by bilateral contracts of any duration in any sub-market, totaling 95% of the energy to be sold.

     Intercompany Contracts Approval

     The contracts between companies of the Group, Cerj-CIEN and Coelce-CIEN have been approved by ANEEL.

Structure of the New Electricity Sector

     As expected, the power industry was reviewed by Luiz Inácio Lula da Silva ´s new administration and it was subject to significant changes. On March 16, 2004, Law No. 10,848, legislation which reformed the Brazilian electricity sector, was enacted. The law will be implemented by means of decrees and resolutions that will regulate the Brazilian electricity market and will determine, among other things, how inherent risks will be distributed among the different market participants (e.g. hydrological risk, market variation and account receivables).

     The new electricity sector will establish a larger participation of the Brazilian Government in the electricity sector, since the new law was created (i) to regulate the purchase and sale of energy, (ii) to increase the participation of the Federal Government in previously independent institutions (for example, Operador Nacional do Sistema Elétricos, or ONS); and (iii) to reduce ANEEL ´s role in regulating the electric sector, indicating that ANEEL would be simply a management and controlling institution. The new electricity sector maintains the State role as an investor and interrupts the privatization of the public corporations.

     The first major change of the new electricity sector is the institution of a regulated contracting market, which will be more limiting than the existing free contracting market. In the regulated contracting market electricity supply prices will be established through a bidding process. Only distributors and energy traders will be allowed to act in the regulating contracting market. By contrast, in the free contracting market, power supply prices were freely negotiated and generators negotiated directly with the free consumers and energy traders. As a result of the regulated contracting market, the contracts of CIEN and Cachoeira Dourada may be affected, especially those with CIEN, since our contract prices are favorable and it will likely be difficult for CIEN to negotiate prices and freely enter into contracts with customers.

     The second major change in the electricity sector is the separation of the bidding process for “existent power” and “new project power". Power plants that were in existence prior to 2000 are considered “existent power” and those that were developed after 2000 are considered “new project power”. Cachoeira Dourada is considered an existent power and CIEN is considered a new project power. The government believes that existing power plants are able to provide power at more competitive prices, and therefore it should give priority in the bidding process to power generated by new project power companies. Under the new electricity sector, this priority will be in the form of more favorable contractual terms. For example, a generator considered a new project power is guaranteed a power purchase agreement with a twenty-year term if it wins the bidding process, while an existent power is not necessarily even guaranteed participation in the bidding process. Currently, the energy market in Brazil is has an excess supply of energy and therefore existent power generators are adversely affected by the priority given to the new project power.

     The third important change in the electricity framework is the creation of new sector agents, like Empresa de Pesquisa Energética (Power Research Company), or EPE, bound to Ministry of Mines and Energy. EPE will have the objective of researching the Brazilian Power Sector Planning. Other new sector agents will be the Câmara de Comercialização de Energia Elétrica (Power Commercialization Chamber), or CCEE, which will be the MAE’s substitute in contract administration and monitoring contractual warranties; and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector) or CMSE, which will monitor and evaluate the safety and security in the energy supply industry.

     The fourth important change in the electricity sector will be the separation of the sector activities by forbidding distribution companies from performing generation and transmission activities. Finally, the contracts in effect at the time of the enactment of the law will be respected, but amendments changing term, price and quantities to the mentioned contracts is forbidden.

     In terms of minimum contract levels, Resolution No. 511 of 2002, established during the Cardoso administration which determined that at least 85% of the energy sold by the MAE participants to final consumers must be guaranteed by energy assured from generation facilities or by energy supply contracts with at least two years of duration in any sub-market and, at least 10% of the energy consumed by free consumers must be guaranteed by energy assured from generation facilities or by bilateral contracts of any duration in any sub-market totaling 95% of the energy to be sold, was modified by Resolution No. 91 of 2003. The new limits require that at least 95% of the contract must be guaranteed from generation facilties for periods over six months.

     With the enactment of law No 10,848 under Lula’s administration, the limits have been increased and require that the demand from the distribution companies be contracted completely.

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

Recent Changes in the Tax Law

     Recent tax changes may affect results of Brazilian operations. On December 29, 2003 the Federal Government issued the Law No. 10.833/03, which establishes the non-cumulative COFINS, determining a tax credit right for some companies and increasing the COFINS’s rate from 3% to 7.6%. Additionally, according to this law, the revenues arising from long-term agreements executed before October 31, 2003 will not be impacted by this new legal framework and will remain subject to the old one (without tax credit right and with the 3% COFINS ´s rate). Cachoeira Dourada is not affected by this new tax because it is not subject to this tax regime. The majority of CIEN’s contracts are long-term agreements signed before October 31, 2003 and will consequently not be impacted by the new tax. Therefore, we believe this new law will not strongly affect Endesa-Chile’s Brazilian subsidiary and related companies.

     Another relevant change in tax legislation was the Provisional Measure 164/04, which creates a tax to be applied to imports of movable assets, the “Imports PIS/COFINS”, effective as of May 2004. This new rule follows the general terms and conditions of Law No. 10.833/03 and also foresees the possibility of a tax credit. The tax rate for “Imports PIS/COFINS” is 9.25% (7.6% of COFINS and 1.65% of PIS). As of the date of this annual report, we have not finished a complete analysis of the impact of this new rule, if applicable, on our Brazilian operations. Cachoeira Dourada is not involved in the import of goods and services and therefore is not subject to this tax regime. However, CIEN’s main activity is the import of electricity from Argentina and therefore it could be affected by this new legislation.

C. Organizational structure.

     The following information sets out a brief description of Endesa-Chile’s significant subsidiaries as of December 31, 2003.

Central Costanera S.A. (Costanera)

     Costanera is an electricity generation company publicly traded in Argentina with 2,302 MW total installed capacity including a 1,451 MW capacity oil and gas-fired generation facility and a 851-MW capacity natural gas combined-cycle facility in Buenos Aires, that came into service in December 1998. The facility was acquired from the Argentine government following the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992 when Endesa-Chile acquired a 24% interest. Endesa-Chile subsequently increased its interest reaching a total ownership share to date, through its subsidiary Endesa Argentina, of 64.26%. On November 19, 2001, the shareholders’ meetings of Costanera and Central Termoeléctrica Buenos Aires S.A. (“CBA”) approved the merger of CBA into Costanera. The merger was effective as of December 1, 2001, the date when the accounting books of CBA were incorporated in the accounting books of Costanera, and since such date it functioned as one company. Costanera is incorporated in Argentina.

Hidroeléctrica El Chocón S.A. (El Chocón)

     El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces in southern Argentina (the Comahue Zone). It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW. El Chocón is currently the second largest hydroelectric facility in Argentina. This 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.00% of the shares in July 1993 during the privatization process. Endesa-Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. Endesa-Chile’s has an indirect ownership of 47.44% and a 65.19% voting share in El Chocón.

Centrais Elétricas Cachoeira Dourada S.A. (Cachoeira Dourada)

     Cachoeira Dourada, incorporated in Brazil, is located in Goias state, south of Brasilia. It owns a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW.

     In September 1997, a consortium comprised of Endesa-Chile, with an 81.94% interest, and the Peruvian-associated Edegel, with an 18.06% was awarded 79.36% of the share capital of Cachoeira Dourada in a 30 year concession. In 1998 and 2001, Endesa-Chile, through its subsidiary Lajas Inversora S.A. (formerly Lajas Holding Inc.), increased its indirect holding in Cachoeira Dourada and in 2003, Endesa-Chile purchased an additional 384,508 shares of stock, increasing its share capital by 0.0131% for a total indirect ownership in Cachoeira Dourada of 92.51%, and a voting share of 99.61%.

Empresa Eléctrica Pehuenche S.A. (Pehuenche)

     Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule river with a total of 695 MW of installed capacity. Its 566 MW Pehuenche plant started operating in 1991, its 89 MW Curillinque plant started up in late 1993, and its 40 MW Loma Alta plant started operating in August 1997. Endesa-Chile holds 92.65% of the share capital of Pehuenche as of December 31, 2002. Pehuenche is incorporated in Chile.

Empresa Eléctrica Pangue S.A. (Pangue)

     Pangue was incorporated to build and operate the 467 MW installed capacity hydroelectric power station on the Bío-Bío river. The first unit commenced operations on October 31, 1996, while the second unit commenced operations on February 3, 1997. Endesa-Chile holds 94.99% of the share capital of Pangue as of December 31, 2003. Pangue is incorporated in Chile.

Compañía Eléctrica Tarapacá S.A. (Celta)

     Celta is incorporated in Chile and was formed in November 1995 to build and operate the 182 MW coal-fired thermal plant in the SING. Celta is a 100% owned subsidiary of Endesa-Chile.

Compañía Eléctrica San Isidro S.A. (San Isidro)

     San Isidro was incorporated in Chile in February 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota in the Fifth Region. The plant began commercial operations in October 1998. A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC. This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest. Endesa-Chile holds a 75% ownership share capital of San Isidro. The remaining shares are held by Entergy.

Empresa de Ingeniería Ingendesa S.A. (Ingendesa)

     Ingendesa is a multi-disciplinary engineering company founded in late 1990. Its purpose is to provide engineering services, project management and related services in Chile and internationally. It therefore offers all the necessary specializations: civil, mechanical and electrical engineering, metallurgy, architectural and environmental services. Ingendesa is a 97.64% owned subsidiary of Endesa-Chile and is incorporated in Chile.

Túnel El Melón S.A. (Túnel El Melón)

     Túnel El Melón S.A. was formed in July 1993 to construct and manage the public road tunnel called Túnel El Melón, under a 23-year concession. It includes 3.3 km of access roads and a tunnel approximately 2.5 km long. It is located 130 km north of Santiago and was the first infrastructure concession granted by the Chilean state.

Commercial operation of the tunnel began in September 1995. Endesa-Chile owns 99.95% of this company which is incorporated in Chile.

Emgesa S.A. E.S.P. (Emgesa)

     On September 15, 1997, Central Hidroeléctrica de Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa, with 48.48% of the shares. As of December, 2003, Emgesa has a total installed generating capacity of 2,049 MW. As of December 31, 2003, Endesa-Chile’s indirect ownership in Emgesa was 22.36%. Emgesa was incorporated in Colombia.

Central Hidroeléctrica De Betania S.A. E.S.P. (Betania)

     Betania is a hydroelectric generation facility and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia. In December 1996, a consortium comprised of Endesa-Chile, with a 75% interest and the Colombian company Corfivalle, with the remaining 25% interest, was awarded 99.9% of the share capital of Betania. In 1997, following a program of operating improvements, the capacity of the plant was increased from 510 to 540 MW. As of December 31, 2003, Endesa-Chile owned 85.62% of Betania. Betania is incorporated in Colombia.

Edegel S.A.A. (Edegel)

     Edegel is an electricity generation company, acquired by Endesa-Chile in 1995. It currently owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and one thermal plant (Santa Rosa), with a combined installed capacity of 967 MW. In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (153 MW), and a 220 kV transmission line linking both plants to the Peruvian system. As of December 31, 2003, Endesa-Chile had a 37.90% indirect ownership share in this subsidiary. Endesa-Chile has a 63.56% voting share in Edegel through Generandes Peru S.A. Edegel is incorporated in Peru.

Sociedad Concesionaria Autopista Del Sol S.A.

     This company was sold through the divesture of Infraestructura 2000 which took place on June 23, 2003. It was originally formed to build and manage the Santiago-San Antonio Highway No. 78 under a 23-year concession. The highway is 108 km long. The first section between Malloco and San Antonio began operations in April 1997, while the section Santiago-Malloco began its operations in January 1998. The Ministry of Public Works gave its final approval of the highway public works in June 2001. Through Infraestructura 2000, Endesa-Chile held a 60.04% interest in this subsidiary as of December 31, 2002.

Autopista Los Libertadores S.A.

     This company was sold on June 23, 2003 through the divesture of Infraestructura 2000, which took place on June 23, 2003. It was originally formed to build and manage the Santiago-Colina-Los Andes Highway under a 28-year concession. The project consists of the widening and improvement of the present General San Martín highway, approximately 90 km long, and includes the construction of a two-lane highway and access roads between Santiago and Colina, a Colina two-lane by-pass between Peldehue and Casas de Chacabuco and a one-lane Los Andes by-pass. It also includes the improvement and resurfacing of the Chacabuco tunnel. In December 2001, the Ministry of Public Works gave its final approval of the highway works. Endesa-Chile’s indirect shareholding, through Infraestructura 2000, in Autopista Los Libertadores was 58.36% as of December 31, 2002.

Main Related Companies

Comercializadora de Energía del Mercosur S.A. (CEMSA)

     CEMSA is responsible for trading electricity, including imports and exports of energy. As of the date of this report, Endesa-Chile has an indirect ownership holding in CEMSA of 45%. CEMSA’s other shareholder is Endesa-Spain. CEMSA is incorporated in Argentina.

Companhia De Interconexão Energética S.A. (CIEN)

     This Brazilian company is responsible for trading electricity in the Brazilian market. CIEN built two 500 kV transmission lines next to each other over a distance of approximately 500 km from Rincón, Argentina, to Itá in the State of Santa Catarina, Brazil. CIEN has received two twenty-year authorizations from ANEEL to operate the Brazilian side of the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government. CIEN, through its subsidiaries CTM and TESA, owns and operates the Argentine side of both lines. Endesa-Chile has a 45% indirect ownership share in this company and Endesa-Spain the remaining 55%. CIEN is incorporated in Brazil.

Compañía de Transmisión del Mercosur S.A. (CTM)

     CTM is an electricity transmission company that owns the Argentine portion of an interconnection line joining the Brazilian and Argentina electricity markets. This company was incorporated in Argentina in July 1997. Endesa-Chile has an indirect ownership holding in CTM of 45% through CIEN.

Transportadora de Energía del Mercosur S.A. (TESA)

     TESA is an electricity transmission company that owns the Argentine portion of an interconnection line joining the Brazilian and Argentine electricity markets. This company was incorporated in Argentina in January 2001 and Endesa-Chile has an indirect ownership holding of 45% through CIEN.

Electrogas S.A. (Electrogas)

     Electrogas was incorporated in Chile, in late 1996. The objective of this company is to offer natural gas transportation services to the Fifth Region of Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. Endesa-Chile has an added direct and indirect ownership of 42.5% share in this company. The other shareholders are Colbún S.A. and Enap.

GasAtacama S.A. (GasAtacama)

     Endesa-Chile has a 50% total ownership interest in GasAtacama, a company incorporated in Chile. CMS Energy Corp. (CMS), a U.S. corporation, has the remaining 50% ownership interest. The purpose of this company is the administration of its subsidiaries, including Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación, which are involved in electricity generation and natural gas transportation.

Gasoducto Atacama Chile S.A. (Gasoducto Atacama)

     Gasoducto Atacama was fomed under the laws of Chile, with the purpose of transporting natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities. The company owns the Chilean side of a natural gas pipeline that can transport up to 8.5 million cubic meters of gas daily from northern Argentina to Mejillones in Chile which commenced supplying gas to the SING in July 1999 and also owns an extension of this pipeline from Mejillones to Tal Tal in Chile, which was added in 2000, allowing Endesa-Chile’s 240 MW Tal Tal thermal power plant to be put into service the same year, supplying electricity to the SIC.

     The company Gasoducto Atacama Companía Limitada changed its name to Gasoducto Atacama Chile Limitada in October 2002, and changed again in December 2003 to Gasoducto Atacama Chile S.A. Endesa-Chile has a 50% indirect ownership share in Gasoducto Atacama.

GasAtacama Generación S.A. (GasAtacama Generación)

     The purpose of this company, incorporated in Chile, is to generate, transmit, purchase, distribute and sell electric energy in the SING. It owns and operates two combined cycle power plants, that together have 780 MW of installed generation capacity. The company Nor Oeste Pacifico Generación de Energía Limitada (“Nopel Ltda.”) changed its name to GasAtacama Generación Limitada in October 2002, and changed again in December 2003 to Gasatacama Generación S.A. Endesa-Chile has a 50% indirect ownership share in this company.

The following table sets forth the main subsidiaries and related companies of Endesa-Chile and the percentage of each subsidiary and related company owned by Endesa-Chile:

Percentage of Economic Interest in each Operational Subsidiary and Related
Company per Country

SUBSIDIARIES
GENERATION					ENGINEERING	INFRA-
					SERVICES	STRUCTURE (1)
Argentina	Brazil	Chile	Colombia	Peru	Chile	Chile
Central Costanera 64.26%	Cachoeira 92.51%	Pehuenche 92.65%	Emgesa 22.36%	Edegel 37.90%	Ingendesa 97.64%	Túnel El Melón 99.95%
Hidroeléctrica El Chocón 47.44%		Pangue 94.98%(2)	Betania 85.62%
Celta 100%
San Isidro 75%

Related Companies (all business segments)

GasAtacama
Generación 50%
CEMSA 45%	CIEN 45%	Electrogas 42.5%
CTM 45%		Gasoducto Atacama
Chile 50%
TESA 45%		Gasoducto Atacama
Argentina 50%
Gasoducto Taltal
Ltda. 50%
Transquillota 37.5%

(1)	On June 23, 2003, Endesa-Chile closed the sale of Infraestructura Dos Mil with the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. Through Infraestructura Dos Mil, Endesa has a 60.04 % shareholding in Sociedad Concesionaria Autopista del Sol and a 58.36% shareholding in Sociedad Concesionaria Autopista Los Libertadores.

(2)	Endesa Internacional S.A., subsidiary of Endesa-Spain, has a 5.01% shareholding in Pangue.

PROPORTION OF INTERESTIN EVERY SUBSIDIARY AND RELATED COMPANY ENDESA CHILE S.A. OUTSIDE CHILEWITHIN CHILE (1) ENDESA BRASIL (2)INGENDESA DO 1.00% 5.00% 92.65% PEHUENCHE 0.49% PARTICIPACOEENIGESA BRASIL LTDAS.A. S LTDA. 95.00% 1.25% COM. DE ENERGIAENDESA CONSORCIO 45.00% 99.99% 96.3875% 50.00% DEL MERCOSURARGENTINAINGENDESA INGENDESA S.A. (CEMSA)S.A. MINMETAL LTDA. 51.932539% 0.01% 0.01382% CENTRAL INVERANDES 99.99% 99.95% TUNEL EL COSTANERAPANGUE S.A. 12.3325532% S.A. MELON S.A. S.A. 94.97% 6.19% 69.93% CIA. HIDRO. EL 59.00% HIDROINVEST 50.00% 50.00% TRANSQUILLO ELECTRICA CHOCON S.A. S.A. TA LTDA. SAN ISIDRO S.A. 50.00% INV. CIA. ENDESA CHILE 100.00% 50.00% DISTRILEC S.A. ELECTRICAS ELECTRICA INTERNACIONAL (5) 0.057198% QUILLOTA S.A. TARAPACA S.A. 0.887466% 99.942802% (3) CIA 100.00% INVERSIONES ELECTRICA 42.50% 99.95% ELECTROGAS ELECTROGAS CONO SUR S.A. S.A. S.A. 0.02125% 59.63098% 94.90% 0.01% GENERANDESENDESA DE 5.099% PERU S.A. COLOMBIA S.A. 99.99% INV. ENDESA NORTE S.A. 45.00% 76.7086515589% GAS ATACAMA 8.9136195499% 100.00% 63.5562% CIA. DE 99.90% CIA. GENERACION INTERCONEXIO 0.05% ATACAMA HIDROELECTRIS.A. EDEGEL S.A. N ENERGETICA FINANCE CO. CA DE BETANIA (CIEN)GASADUCTO S.A. ATACAMA 0.05%99.90% 88.530224% 11.469777% 100.00% (2)ACCIONESARGENTINA S.A. LAJASCIA. DEENERGEX CO. INVERSORATRANSMISION EMGESA S.A. GASADUCTO S.A. DEL MERCOSURATACAMA 0.05% CHILE S.A. S.A. (CTM)100.00% 48.4830999% 51.5169% 99.6058801939% 99.99% (4)50.00% TRANSPORTADOINV. GAS CACHOEIRA 99.997706% RA DE ENERGIACAPITAL DEATACAMA DUORADA S.A. 50.90% ENERGIA S.A. HOLDING DEL MERCOSUR S.A. (TESA) 5.50% 99.90% E.E. BOGOTA 0.001147% GAS ATACAMAGASODUCTO S.A. S.A. 99.90% TALTAL LTDA. (1)Enigesa owns 0.01% of Inversiones Endesa Norte S.A. (2)Ingendesa owns 99.00% of Ingendesa Do Brasil Ltda. (3)Endesa Chile 24.0668% and Agencia Endesa 75.9332% (4)Endesa Brasil Participacoes has 0.01% of Tesa (5)Endesa Chile has 61.2% and Agencia Endesa has 38.8%

D. Property, Plant and Equipment

Description of Property and Insurance

     Endesa-Chile’s main properties in Chile are its nineteen electricity generation facilities (detailed in “—Business Overview — Operations in Chile”), in addition to its 27,793 square meter headquarters buildings in Santiago.

     A substantial portion of Endesa-Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa-Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa-Chile’s operations. Endesa-Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, however, Endesa-Chile’s management believes that the risk of such an event is remote. Claims under Endesa-Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa-Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period. However, there can be no assurance that such insurance proceeds would be available on a timely basis or would be sufficient to fully compensate for any losses.

     Endesa-Chile also has investments in generating companies in Argentina, Brazil, Colombia and Peru, which involve a total of 23 generation power plants (detailed in “—Business Overview”). The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa-Chile.

     All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry so that it can obtain the best coverage and premiums available on the market.

     The following table identifies the power plants that Endesa-Chile is currently operating and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type(4)	2001	2002	2003
				(MW)
Argentina
Central Costanera S.A.	Total		2,302	2,302	2,302
	Costanera Steam Turbine	Steam Turbine/ Natural Gas+ Fuel Oil	1,131	1,131	1,131
	Costanera Combined	Combined Cycle/Natural Gas+Diesel
	Cycle II	Oil	851	851	851
	Central Buenos Aires
	(CBA) Combined Cycle I	Combined Cycle/Natural Gas	320	320	320
Hidroelectrica El Chocón S.A.	Total		1,320	1,320	1,320
	EL Chocón	Reservoir	1,200	1,200	1,200
	Arrollito	Pass Through	120	120	120

Total Capacity in Argentina			3,622	3,622	3,622
Brazil
Centrais Electricas Cachoeira Dourada S.A.	Cachoeira Dourada	Pass Through	658	658	658

Total Capacity in Brazil			658	658	658
Chile (1)
Endesa-Chile S.A .	Total		2,212	2,212	2,040
	Hydroelectric		1,737	1,737	1,565
	Canutillar	Reservoir	172	172	—
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass Through	18	18	18
	Sauzal- Sauzalito	Pass Through	90	90	90
	Isla	Pass Through	68	68	68
	Antuco	Pass Through	320	320	320
	Abanico	Pass Through	136	136	136
	Thermal		475	475	475
	Huasco	Steam Turbine/Coal	16	16	16
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro	Gas Turbine/Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas	243	243	243
Empresa Electrica Pehuenche S.A.	Total		695	695	695

Country/Company	Power Plant Name	Power Plant Type(4)	2001	2002	2003
				(MW)

	Pehuenche	Reservoir	566	566	566
	Curillinque	Pass Through	89	89	89
	Loma Alta	Pass Through	40	40	40
Empresa Electrica Pangue S.A.	Pangue	Reservoir	467	467	467
Compania Electrica San Isidro S.A.	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Compania Electrica Tarapaca S.A.	Tarapacá	Steam Turbine/Coal	182	182	182
Total Capacity in Chile			3,935	3,935	3,763
Colombia (2)
Emgesa S.A. E.S.P	Total		2,494	2,194	2,049
	Guavio	Reservoir	1,150	1,150	1,150
	Cadena Vieja	Pass Through	544	241	—
	Cadena Nueva	Reservoir	580	580	600
	Termozipa	Steam Turbine/Coal	220	223	223
	Minor plants	Pass Through	—	—	76
Central Hidroelectrica de Betania S.A. E.S.P	Betania	Reservoir	540	540	540

Total Capacity in Colombia			3,034	2,734	2,589
Peru (3)
Edegel S.A.	Total		1,003	1,003	967
	Huinco	Pass Through	247	247	247
	Matucana	Pass Through	129	129	129
	Callahuanca	Pass Through	75	75	75
	Moyopampa	Pass Through	65	65	65
	Huampani	Pass Through	30	30	30
	Yanango	Pass Through	43	43	43
	Chimay	Pass Through	151	151	151
	Santa Rosa	Gas Turbine/Diesel Oil	264	264	228
Total Capacity in Peru			1,003	1,003	967

Total Endesa-Chile			12,252	11,952	11,599

(1)	Canutillar power plant was sold in April, 2003.

(2)	Emgesa’s Cadena Vieja (Cadena Casalaco) facility suspended operations on October 10, 2003. On October 25, 2003, Cadena Pagua (Cadena Nueva) officially increased its capacity by 20 MW. Four minor plants were registered with a total capacity of 76 MW.

(3)	On July 31, 2003, 35.9 MW of the Santa Rosa plant were suspended, leaving a capacity of 227.7 MW.

(4)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

Steam refers to the technology of a thermal power plant that uses either natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate the electricity.

Gas Turbine (TG) or Open Cycle refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate the electricity.

Combined Cycle refers to the technology of a thermal power plant that uses either natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity then recuperates the gas that escapes from that process to generate steam to move another turbine.

Environmental Issues

     The electricity industry is subject to extensive environmental regulations that require environmental impact studies in order to obtain approval for future projects. Endesa-Chile’s subsidiaries have always included the environmental regulations of the various jurisdictions in which they operate when planning their investment projects.

     In 2002, some of Endesa Chile’s main subsidiaries, including San Isidro, the Tal Tal thermal plant and Pangue, obtained the ISO 14001 certifications for their Environmental Management System. Pangue is the first hydroelectric plant to obtain such a certification in Chile. Our associated company, GasAtacama Generación

Limitada, is the first generator on the SING to obtain its ISO 14001 certification. By December 2002, a total of 43% of Endesa-Chile’s total power plant assets had reached certification under the ISO 14001 standard. By December 2003 this percentage had reached 63%. However, the task is still not finished. The Company’s plans in this area are ambitious and are expected to continue advancing at the same pace as until now.

Investment Projects

   Ralco Project

     The Ralco Project in Chile is located in the Upper Bío-Bío region, approximately 120 km south-east of the town of Los Angeles and some 30 km upstream from the Pangue plant. This project involves the building of a hydroelectric plant with a nominal capacity of 570 MW, representing a 15% addition to the Company’s installed capacity in Chile, is expected to generate 3,100 GWh annually to the SIC, which will contribute to satisfy the needs of the growing electricity demand in the country. By March 31, 2004, the project had reached 98% of advancement and is expected to become operational during the second semester of 2004.

     The total investment in the project accumulated up to December 31, 2003 and included in the Company’s balance sheet at December 31, 2003 is Ch$383.7 billion. The remaining amount of investment required to complete the project is expected to reach approximately Ch$58.7 billion during 2004. This project has been mainly financed with the company’s cash flow.

     Endesa-Chile has complied with all the national and international environmental issues related to the construction of Ralco. Compliance with the environmental commitments made by Endesa-Chile has been certified in the audit reports to environmental authorities concerning both ecological aspects and social and cultural matters.

     The Company has reached a complete agreement with the last four Pehuenche owners and have been included in the project’s relocation plan. The Ayin Mapu and El Barco sites to which families were relocated are indigenous communities under the law. The Continuity Assistance Plan, which is an important component of the Ralco Project, is fully in force, with various programs to attract participation by the relocated families. The plans and programs that have been carried out have largely benefited the families that live or could be affected by the project with land, actual payments, and other benefits such as jobs, education, agricultural machinery, as was originally considered in the project. For more information, please see “Item 8. Legal Proceedings—Ralco Project.”

Major Encumbrances

     Pehuenche has equipment as guarantee for the Banco Estado de Chile loan which was used to finance the acquisition of equipment for the Curillinque Power Plant. The value of the guarantee of this loan, as of December 2003, was Ch$9.9 billion of the acquired equipment.

     Costanera has a loan with Mitsubishi which was used to invest in Costanera’s power plant capacity. The value of the fixed assets pledged as guarantee, on December 31, 2003, was Ch$12.6 billion.

     Pangue executed the following liens and mortgages in August 18, 1993: (i) first mortgage on the water rights and the real estate where the power plant is located; (ii) first lien, under Law No 18,112, on the electric lines, machinery and equipment of the power plant; and (iii) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The value of the pledged equipment was Ch$86.2 billion on December 31, 2003. The lenders of the mortgage loan are Skandinaviska Enskilda Banken, Export Development Corporation, Kreditanstalt für Wiederaufbau and Eksportfinans.

     San Isidro executed a lien in connection with the equipment provided by Mitsubishi Corporation, whose value on December 31, 2003 was Ch$80.9 billion.

Item 5. Operating and Financial Review and Prospects

A. Operating results

General

     The following discussion should be read in conjunction with our audited consolidated financial statements included as Item 18 in this annual report and the “Selected Consolidated Financial and Operating Data” included in Item 3 herein. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differ in some important respects from U.S. GAAP. See Note 34 to our audited consolidated financial statements, included in Item 18 herein.

Introduction

     We own and operate electricity generation companies in Chile, Argentina, Brazil, Colombia and Peru. Substantially all of our revenues, income and cash flow comes from our subsidiaries and equity affiliates’ operations in these five countries.

     Factors such as hydrological conditions, extraordinary actions by government authorities, regulatory developments and economic conditions in each country in which we operate are important in determining our financial results. In addition, our reported results of operations and financial condition are significantly affected by variations in exchange rates between the U.S. dollar and the Chilean peso and other currencies of the countries in which we operate. Such exchange rate variations have a significant non-cash effect due to the implementation of Chilean GAAP’s Technical Bulletin No. 64, “Accounting for Permanent Foreign Investments” in connection with the consolidation of the results of our companies outside of Chile. Lastly, our other critical accounting policies also have a significant effect on our consolidated results of operations.

     Several of the factors described above have been particularly significant in recent years, and some of these factors are expected to continue to materially influence our financial results in the future. The most significant factors are:

•	Hydrological conditions. A substantial portion of our generation business is dependent upon the hydrological conditions prevailing in the countries where we operate. Our thermal generators, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and any shortfalls of our hydroelectric plants because of insufficient water resources. Under those conditions, the use of fuels for the generation of electricity results in higher costs of operations that we would not have to incur otherwise. Accordingly, our results of operation are adversely affected by low rainfall. In addition, adverse hydrological conditions have led governments to take affirmative steps to regulate the electricity business. For additional information regarding the effects of hydrological conditions on our results of operations, please see “Item 4. Information on the Company –Introduction –Electricity Generation –Hydrological conditions and rationing decree.”

•	Regulatory developments. The regulatory structure governing the tariffs and other aspects of our generation business has a material effect in our results of operations. Regulators in the countries where we operate calculate tariffs taking into consideration principally the costs of fuels, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which is intended to reflect investment and operating costs incurred by generation companies and is meant to allow such companies to earn a regulated level of return on their investments. For additional information relating to Chilean regulations governing our business and for a discussion of the regulatory frameworks in the countries in which we operate, please see “Item 4. Information on the Company.”

•	Economic conditions. Macroeconomic conditions in the countries in which we operate have a significant effect on our results of operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers of electricity increases. Other macroeconomic factors such as a devaluation of the local currency in the countries in which we operate may have a negative impact in our results of operations because while most of our revenues are denominated in the currency of the countries in which we operate, our financing and significant other costs such as depreciation are denominated in U.S. dollars. As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of and capital expenditure plans.

•	Extraordinary actions by government authorities. Our operations are materially affected by extraordinary actions taken by the governments of the countries in which we operate. In the past few years the results of operations of our Argentine, Brazilian and Colombian subsidiaries were affected by actions taken by the governments of those countries. The following are some examples:

•	In Argentina, electricity tariffs historically were expressed in U.S. dollars at an exchange of Ar$1 to US$1. However, following a devaluation of the Argentine peso against the U.S. dollar from Ar$1.00 per US$1.00 to Ar$3.37 per US$1.00 as of December 31, 2002, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$1 to US$1. As a result of this devaluation and the tariff conversion rate dictated by the Argentine government, the U.S. dollar equivalent of our Argentine revenues declined significantly.

•	As a consequence of a severe drought in Brazil, during 2001 and the first quarter of 2002, the Brazilian government imposed restrictions limiting the consumption of electricity in certain provinces where our subsidiary Cachoeira Dourada operates. As a result of these restrictions on electricity consumption, Cachoeira Dourada experienced a reduction in its revenues.

•	In 2002, the Colombian government imposed an extraordinary tax for Colombia’s antiterrorist campaign.

   Technical Bulletin No. 64

     Our consolidation of the results of our non-Chilean subsidiaries is governed by Technical Bulletin No. 64. Technical Bulletin No. 64 establishes a mechanism to consolidate the financial results of a non-Chilean company prepared in local GAAP and denominated in local currency into the financial results of its Chilean parent which are prepared in Chilean GAAP and denominated in Chilean pesos. The implementation of Technical Bulletin No. 64 affects the reporting of our results of operations. In particular, exchange rate variations, if significant, can materially affect the amounts of operating revenues and expenses reported in our consolidated financial statements in Chilean GAAP as well as generate material non-operating gains and losses.

     Technical Bulletin No. 64—Conversion Effect. Technical Bulletin No. 64 requires Endesa-Chile to convert the denomination of the financial statements of its non-Chilean subsidiaries from local currency to U.S. dollars and to restate such financial statements into Chilean GAAP after such conversion, including by converting such U.S. dollar amounts into Chilean pesos. We refer to the gain or loss resulting of this balance sheet conversion as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to U.S. dollars, Endesa-Chile must use the U.S. dollar/local currency exchange rate applicable at period-end. In order to convert Endesa-Chile’s equity interests in such subsidiaries as well as such subsidiaries’ non-monetary assets and liabilities to U.S. dollars, Endesa-Chile must use the U.S. dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred. In addition, Technical Bulletin No. 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into to U.S. dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to U.S. dollars are then converted from U.S. dollars to Chilean pesos at the exchange rate applicable at the end of the reporting period. Technical Bulletin No. 64 may have the effect of excluding from our reported financial condition the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002 notwithstanding the devaluation of Argentine peso and Brazilian real because these assets are carried at historical U.S. dollar value and the U.S. dollar appreciated against the Chilean peso in 2002.

     The currency conversion from local currencies to U.S. dollars can have different effects depending on a foreign subsidiary’s structure of monetary and non-monetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the U.S.

dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The reverse is also true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the U.S. dollar may result in a gain, whereas an appreciation may result in a loss. The recent fluctuations of the exchange rates between the currencies of the countries where we operate and the U.S. dollar, as well as in the exchange rate between the Chilean peso and the U.S. dollar, have materially affected the comparability of our results of operations during the periods discussed below because of this conversion effect.

     Technical Bulletin No. 64—Equity Hedge. Technical Bulletin No. 64 allows U.S. dollar denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, to be hedged by the investing company against and limited to the book-value of such equity investments. For purposes of Technical Bulletin No. 64 all the countries where we have investments – Argentina, Brazil, Colombia and Peru – are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book-value of an equity investment is lower than the U.S. dollar denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of U.S. dollar denominated debt that is not hedged are included in determining net income. On the other hand, if the book-value of an equity investment is higher than the U.S. dollar denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book-value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity reference to as cumulative translation adjustment for U.S. GAAP purposes.

   U.S. GAAP Reconciliation

     Our audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. You should read Note 34 to our audited Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP and reconciliation to U.S. GAAP of net income and total shareholders’ equity.

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are (i) the elimination of the effects of a revaluation of fixed assets, (ii) the elimination of complementary accounts in deferred taxes, (iii) the effects on goodwill and negative goodwill from the application of fair value purchase accounting, (iv) the effects of eliminating capitalized exchange rate differences and general and administrative expenses capitalized in fixed assets, (v) the effects of recording a liability related to minimum dividends payable, and (vi) the effects of accounting for derivatives at fair value.

     The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP
	(in millions of constant Ch$ as of
	December 31, 2003)
Net income (loss) for the year ended December 31:
2001	72,882	31,248
2002	(9,412)	(75,898)
2003	78,131	72,735
Shareholders equity as of December 31:
2002	1,444,942	1,492,669
2003	1,064,738	1,123,405

   Argentine Peso to U.S. dollar Exchange Rate

     The financial statements of our Argentine subsidiaries are remeasured into U.S. dollars for purposes of the preparation of our audited consolidated financial statements, because under Chilean GAAP, in accordance with Technical Bulletin No. 64, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries) and are not considered to be an extension of the parent company’s operations are required to be remeasured into U.S. dollars. The accounting loss included in results of operations as a consequence of the devaluation of the Argentine peso when so remeasured into U.S. dollars was approximately US$20.9 million net of minority interest for the year ended December 31, 2001 in historical dollars. The effect of remeasuring the Argentine peso into U.S. dollars resulted in a net gain of approximately US$2.5 million for the year ended December 31, 2002, and a net loss of US$0.1 million for the year ended December 31, 2003. At the date of issuance of the audited consolidated financial statements of the years 2001 and 2002, there was uncertainty regarding future changes that could occur in Argentina. As required under Chilean GAAP, we assumed the Argentine monetary assets and liabilities and revenues and expenses were translated at 1.70 Argentine pesos to the U.S. dollar as of December 31, 2001, 3.37 Argentine pesos to the U.S. dollar as of December 31, 2002 and at 2.96 Argentine pesos to the U.S. dollar as of December 31, 2003. This accounting estimate required us to make assumptions about future events that were highly uncertain in 2001, because the future exchange rate of Argentine pesos to U.S. dollars was uncertain, however the exchange rate has since stabilized. Our investments in Argentina represent 13.58%, 12.49% and 12.77% of total assets as of December 31, 2001, 2002 and 2003, and 21.78%, 10.46% and 12.09% of total revenues and 12.80%, 3.64% and 9.55% of total operating income for the years ended December 31, 2001, 2002 and 2003, respectively.

     Prior to 2002, the Argentine peso has been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 Argentine peso to 1 U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

     In January 2002, the Argentine government announced its intent to create a dual currency system with an “official” fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import, and export transactions and a “free” floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new “free” floating exchange rates ranged from 1.6 to 1.7 Argentine pesos to 1 U.S. dollar. On February 3, 2002, the Argentine government issued a decree that (1) eliminated the fixed exchange rate; (2) established one free floating exchange rate for the Argentine peso; and (3) required U.S. dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation. The market for the floating exchange rate opened on February 11, 2002 and was maintained open for the year 2003.

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

     The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

   Impairment of Long Lived Assets

     We assess the impairment of our long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance. The number of years included in determining discounted cash flow, in our opinion, is estimable in the case of the generating companies because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis vary by country and fluctuate as economic conditions in these countries vary; therefore the likelihood of change in estimate in any given period is high. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions are estimated in light of the current competitive market in the countries in which we do business. These condition change periodically, therefore, the likelihood of a change in estimate in any given period is high. As a result, the actual cash flows may materially differ from our estimate and we may be required to make additional impairment charges.

   Impairment of Goodwill

     We assess the impairment of goodwill in a similar manner as long lived assets. The measurement of the impairment loss is based on the recoverable value of the investment which we generally determine using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, we must make assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed that the goodwill and related negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. During 2002, the Company recorded a net charge of Ch$62.8 billion to write-off all amounts of goodwill and negative goodwill. At a consolidated level this charge amounted to Ch$56.7 billion, net of minority interest.

   Income and Deferred Taxes

     In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis. We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period. The net deferred tax liability was Ch$63.3 billion and Ch$33.1 billion as of December 31, 2002 and 2003, respectively.

   Derivative Instruments

     The Company has commodity derivative, financial derivative, and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under SFAS No. 133, as amended. In establishing the fair value of such contracts management makes assumptions based on available market data and pricing models, which may change from time to time.

     Calculation of fair value for commodity and embedded derivatives is done with internal models that are based primarily on discounted future cash flows. Inputs to such models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs, and others. Simulation techniques are used to forecast electricity consumption levels for the countries in which the Company has derivative instruments with optionality in quantities. These inputs become more difficult to predict and the estimates are less precise, the further out these estimates are made. As a result, fair values are highly dependent upon the assumptions being used. The Company also adjusts fair value of certain commodity derivatives to reflect risks related to the performance of counterparties.

     The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets. The Company has entered into a number of power purchase agreements on the Argentinean side and power sales agreements on the Brazilian side to export electricity from Argentina to Brazil. In order to calculate the fair values of the electricity purchase and sale contracts related to this interconnection business, Argentine electricity forward prices were used as a benchmark for all contracts included in this portfolio. The Company considers the Argentine prices to be the correct benchmark to calculate the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian spot or forward market to any parties other than those currently contracted and all the energy is being sourced from Argentina. Therefore the Company views the interconnection as an extension of the Argentine market. Such values are included in the reconciliation to U.S. GAAP in Note 34 I (v) of the Consolidated Financial Statements. The Company has assumed therefore that the Argentinean energy forward curve is the only relevant benchmark for the whole portfolio, including contracts on the Argentinean and Brazilian side of the interconnection. Alternatively the Company could have assumed that the Brazilian energy forward curve is the relevant benchmark for the Brazilian side of the portfolio under certain circumstances. The impact of using Brazilian prices on the Company’s U.S. GAAP net income and shareholders equity is as follows:

	Net Income		Shareholders’ Equity
	2002	2003	2002	2003
	(in millions of constant Ch$)
Increase (decrease)	80,871	59,673	(95,457)	(18,424)

     The Company’s financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase U.S. dollars or Euros and sell UF and interest swaps and collars and cross-currency swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset related to financial derivative instruments was Ch$23.8 billion and Ch$556.6 billion as of December 31, 2002 and 2003, respectively.

     The Company’s accounting policy for derivative instruments is discussed in Note 34(k) of our Audited Consolidated Financial Statements.

   Pension and Post-Retirement Benefits Liabilities

     We have significant pension and post-retirement benefit plan liabilities, which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and post-retirement benefit liabilities, may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions. The net pension and post-retirement liability was Ch$23.9 billion and Ch$24.7 billion as of December 31, 2002 and 2003, respectively.

Results of Operations for Years Ended December 31, 2003 and 2002

Overview

     Our 2003 results, when compared to those of 2002, were mainly affected by the following factors:

•	our operating income for the year ended December 31, 2003 amounted to Ch$338.5 billion, a decrease of 3.2% from operating income of Ch$349.7 billion in 2002. This decrease was mainly due to the accounting effect under Technical Bulletin N° 64 of the appreciation of the Chilean peso against the U.S. dollar, which resulted in a loss of Ch$32.2 billion. If we eliminate the negative impact of the appreciation of the Chilean peso during 2003, our operating income would have increased Ch$38.3 billion We believe it is helpful to eliminate the effects of the appreciation of the Chilean peso in order to understand the underlying trend in our operating income. For a reconciliation of these non-GAAP measures to Chilean GAAP. See “Reconciliation of non-GAAP measures to Chilean GAAP” below. In addition, operating income in Chile declined as a consequence of the sale of assets of Canutillar and the sale and deconsolidation of Infraestructura Dos Mil which had an aggregate negative effect of approximately Ch$22.0 billion.

•	our non-operating results amounted to a loss of Ch$179.0 billion in 2003 in comparison to a loss of Ch$316.6 billion in 2002. This reduction in losses in 2003 principally resulted from the non-recurrence of a write-off of goodwill in 2002 of Ch$108.1 billion related to our investments in Argentina and Brazil which did not occur again in 2003; and

•	our amortization of negative goodwill decreased to Ch$15.6 billion in 2003, compared to Ch$86.8 billion for 2002. This decrease is mainly explained by the write-off of negative goodwill arising from our investments in Argentina and Brazil in December 2002, which did not occur again in 2003.

   Revenues from operations

     We derive a substantial portion of our consolidated revenues from the sale of electricity in Chile. However, revenues from sales from countries other than Chile accounted for 50.2% and 52.6% of our consolidated revenues in 2003 and 2002, respectively. Revenues from sales of electricity in Argentina accounted for 12.1% of our consolidated revenues in 2003 as compared to 10.5% in 2002. Revenues from sales of electricity in Colombia accounted for 22.6% in 2003 as compared to 24.0% in 2002 and revenues from sales of electricity in Brazil accounted for 3.3% in 2003 as compared to 5.5% in 2002. In addition, revenues from sales of electricity in Peru accounted for 12.1% in 2003 as compared to 12.5% in 2002. In each of 2003 and 2002, other income accounted for less than 5% of total consolidated revenues.

     The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2002 and 2003, and the percentage change from year to year.

	Year ended December 31,
	2002	2003	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except volume data)
Sales of electricity (Chile)	408,740	429,149	5.0
Sales of electricity (Argentina)	99,137	111,279	12.2
Sales of electricity (Colombia)	227,539	208,374	(8.4)

	Year ended December 31,
	2002	2003	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except volume data)
Sales of electricity (Brazil)	51,917	30,792	(40.7)
Sales of electricity (Peru)	118,031	110,912	(6.0)
Other	42,116	29,776	(29.3)

Total	947,480	920,282	(2.9)

	Year ended December 31,
	2002	2003	%Change
	(GWh)	(GWh)
Energy Sales (Chile)	18,344	18,681	1.8
Energy Sales (Argentina)	7,897	9,259	17.2
Energy Sales (Colombia)	14,639	14,481	(1.1)
Energy Sales (Brazil)	3,591	3,770	5.0
Energy Sales (Peru)	4,158	4,443	6.9

Total	48,629	50,634	4.1

     Revenues from sales of electricity in Chile increased by 5.0% to Ch$429.1 billion in 2003 from Ch$408.7 billion in 2002. This increase was mainly due to an increase in the average sales price of 3.1% to Ch$23.0 per kWh in 2003 from Ch$22.3 per kWh in 2002 and an increase in volume terms of approximately 4.6% in contractual sales offset in part by a decrease in spot sales volumes of approximately 10.7%.

     Revenues from sales of electricity in Argentina increased by 12.2% to Ch$111.3 billion in 2003, from Ch$99.1 billion in 2002. The increase in revenues was primarily due to higher water levels in El Chocón’s reservoir, which allowed the company to increase physical energy sales by 25.7%, which resulted in a Ch$13.7 billion increase in revenues, as well as a 9.7% increase in physical energy sales at Costanera, which resulted in a Ch$16.5 billion increase in revenues, from the second interconnection line with Brazil, which operated throughout 2003, but only the last five months of 2002. These positive factors were offset in part by the impact of the appreciation of the Chilean peso against the dollar, which caused a decrease in revenues of Ch$18.0 billion.

     Revenues from sales of electricity in Colombia decreased by 8.4% to Ch$208.4 billion in 2003 from Ch$227.5 billion in 2002. This was mainly due to the impact of the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$41.6 billion. This decrease was offset in part by an increase of 1.8% in physical energy sales, which resulted in a Ch$21.2 billion increase in revenues, due to a 208.5% increase in non regulated sales offset in part by a decrease of 37.5% in regulated and spot physical energy sales.

     Revenues from sales of electricity in Brazil decreased by 40.7% to Ch$30.8 billion in 2003 from Ch$51.9 billion in 2002. This primarily reflected a decline of 43.4% in the average price of electricity sold due to good hydrological conditions in the region as well as the dispute between Cachoeira Dourada and CELG (see “Legal Proceedings” in Item 8 of this Report), which resulted in a loss of Ch$11.7 billion. Revenues were also adversely affected by the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$9.4 billion. These effects were offset in part by a 5% increase in physical sales.

     Revenues from sales of electricity in Peru decreased by 6.0% to Ch$110.9 billion in 2003 from Ch$118.0 billion in 2002, due to the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease of Ch$21.6 billion, partially offset by an increase of revenues by Ch$14.6 billion mainly due to a 6.9% increase in physical sales.

     Other revenues decreased by 29.3% to Ch$29.8 billion in 2003 from Ch$42.1 billion in 2002, mainly due to the sale of Infraestructura Dos Mil in June 2003. Infraestructura Dos Mil revenues in 2002 amounted to Ch$20.4 billion.

Under Chilean GAAP, Endesa-Chile ceased consolidating Infraestructura Dos Mil with effect from January 1, 2003. The effect of this disposition was partially offset by an increase of Ch$6.0 billion of other revenues in Chile.

   Cost of operations

     The table below sets forth the breakdown of costs of operations for 2002 and 2003 and the percentage change from year to year.

	Year ended December 31,
	2002	2003	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except percentages)
Cost of operations (Chile)	258,913	285,264	10.2
Cost of operations (Argentina)	84,602	77,036	(8.9)
Cost of operations (Colombia)	145,284	119,894	(17.5)
Cost of operations (Brazil)	32,901	25,215	(23.4)
Cost of operations (Peru)	39,441	43,037	9.1

Total	561,141	550,447	(1.9)

     Chilean operating costs increased 10.2% to Ch$285.3 billion in 2003 from Ch$258.9 billion in 2002. Weaker hydrological conditions caused a 17.4% increase in variable costs (Ch$27.4 billion) resulting from: (i) a 26.5% increase in thermoelectric generation, producing a Ch$4.9 billion increase in fuel costs and Ch$2.8 billion higher tolls and energy transport costs, mainly gas transportation necessary for the thermo generation, and (ii) a 63.1% increase in energy and power purchases at an average purchase price of Ch$20.1 per KWh during 2003, 60% higher than during 2002, which increased costs by Ch$18.8 billion.

     Costs of operations in Argentina decreased by 8.9% to Ch$77.0 billion in 2003 from Ch$84.6 billion in 2002, mainly due to a Ch$15.4 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar. This effect was offset in part by an increase of Ch$4.2 billion in fuel costs, energy and power purchases at Costanera due to 13.3% higher thermoelectric generation and Ch$2.8 billion of higher energy and power purchases at El Chocón, both because of higher levels of energy demand.

     Costs of operations in Colombia decreased by 17.5% to Ch$120.0 billion in 2003 from Ch$145.3 billion in 2002, principally reflecting a Ch$26.4 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar.

     Costs of operations in Brazil decreased by 23.4% to Ch$25.2 billion in 2003 from Ch$32.9 billion in 2002, principally reflecting a Ch$6.0 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and Ch$4.4 billion decrease due to a 71.1% decrease in the average price of purchased energy, offset in part by a Ch$2.6 billion increase in other variable costs.

     Costs of operations in Peru increased by 9.1% to Ch$43.0 billion in 2003 from Ch$39.4 billion in 2002, mainly due to an increase of Ch$7.1 billion in energy purchases and tolls and transport costs due to lack of rainfall and an increase of Ch$4.3 billion in depreciation because of higher fixed assets. These increases were offset in part by a Ch$7.2 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and also by Ch$1.2 billion of lower other fixed costs.

   Administrative and selling expenses

     Administrative and selling expenses decreased by 14.5% to Ch$31.3 billion in 2003 from Ch$36.7 billion in 2002. This is due to a decrease of Ch$3.5 billion resulting from the impact of the appreciation of the Chilean peso against the U.S. dollar and a Ch$1.9 billion reduction in expenses of our foreign subsidiaries mainly because of a decrease in salaries and other expenses in Colombia.

   Operating margin

     Our operating margin as a percentage of revenues decreased slightly from 40.8% in 2002 to 40.2% in 2003, reflecting a decline in operating margin in Brazil primarily due to a decline in the average price of electricity sold due to improved hydrological conditions in the region as well as the dispute between Cachoeira Dourada and CELG (see “Legal Proceedings” in Item 8 of this Report). This effect was offset by an increase in operating margin in Argentina due to high levels of rainfall, which allowed more electricity to be dispatched from our hydroelectric generation subsidiary, El Chocón, at a lower generation cost.

     Our operating margin as a percentage of revenues increased from 36.6% in 2001 to 40.8% in 2002. This increase was due to an improvement in our operating margin in Chile resulting from an increase in hydrological generation at a lower cost, as well as in sales. This was partially offset by a decline in operating margin in Argentina due to a decrease in energy sales and in the average sales price, primarily due to lower electricity pool market sales prices and lower operating revenues from El Chocón during 2002 due to the Argentine crisis.

   Operating income

     The following table breaks down operating income by country for the years ended December 31, 2002 and 2003.

	Year ended December 31,
	2002	2003	% Change
	(in millions of Ch$ as of December
	31, 2003, except percentages)
Operating Income (Chile)	172,500	155,260	(10.0)%
Operating Income (Argentina)	12,725	32,313	153.9%
Operating Income (Colombia)	76,129	85,984	12.9%
Operating Income (Brazil)	17,151	3,657	(78.7)%
Operating Income (Peru)	71,182	61,297	(13.9)%

Total	349,687	338,511	(3.2)%

     Operating income in Chile for 2003 decreased 10.0% to Ch$155.3 billion from Ch$172.5 billion in 2002. This decrease is mainly explained by Ch$26.4 billion increase in total expenses, partially offset by a Ch$9.2 billion increase in revenues. If we eliminate the effect of the deconsolidation of Infraestructura Dos Mil and Canutillar during 2003, our operating income would have increased by 3.2 % when compared to year 2002. We believe that it is helpful to eliminate the effects of the sale of Canutillar and the deconsolidation of Infraestructura Dos Mil in order to understand the underlying trend in our operating income. For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Reconciliation of non-GAAP measures to Chilean GAAP” below.

     Operating income in Argentina increased 153.9% to Ch$32.3 billion in 2003 from Ch$12.7 billion in 2002. This increase is mainly explained by an increase of Ch$11.3 billion in El Chocón’s operating income and an increase of Ch$10.6 billion in Costanera’s operating income, in both cases, in local currency terms. El Chocón’s revenues increased Ch$13.7 billion and operating expenses decreased Ch$2.2 billion compared to 2002 due to better hydrology. Costanera’s revenues increased Ch$16.5 billion and operating expenses decreased Ch$5.6 billion compared to 2002. Costanera’s revenues increased in part due to a 9.7% increase in physical energy sales from the second interconnection line with Brazil, which operated throughout 2003, but only the last five months of 2002. These positive factors were offset in part by the impact of the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in our operating income of Ch$2.3 billion.

     In Brazil, the operating income of Cachoeira Dourada decreased 78.7% to Ch$3.7 billion in 2003 from Ch$17.2 billion in 2002. This decrease is mainly explained by a decrease of Ch$10.4 billion in revenues due to partial billings resulting from provisional court decisions related to a contractual dispute with CELG (see “Legal Proceedings”) and by a negative effect amounting to Ch$3.1 billion resulting from the appreciation of the Chilean peso and the Brazilian real (our contracts with CELG are denominated in Brazilian real) against the U.S. dollar for the periods under comparison.

     Operating income in Colombia for 2003 increased 12.9% to Ch$86.0 billion from Ch$76.1 billion in 2002. This increase is mainly explained by an increase in operating income in local currency terms amounting to Ch$23.7 billion, partially offset by a negative effect amounting to Ch$13.8 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. This increase in operating income is mainly due to Ch$21.2 billion in higher revenues, a decrease of Ch$3.5 billion in administrative and selling expenses and a reduction of Ch$1.1 billion in operating expenses.

     In Peru, the operating income of Edegel decreased by 13.9% to Ch$61.3 billion in 2003 from Ch$71.2 billion in 2002. This decrease is mainly explained by a negative effect amounting to Ch$12.9 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. Edegel’s revenues increased by Ch$14.6 billion and operating expenses decreased by Ch$10.8 billion during 2003, compared to 2002.

Non-operating Results

     The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Year ended December 31,
	2002	2003	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except percentages)
Non-operating income:
Interest earned	15,399	15,262	(0.9)
Equity in income of non-consolidated affiliates	8,656	17,370	100.7
Other non-operating income	103,509	44,573	(56.9)
Non-operating expenses:
Interest expense	(220,329)	(204,136)	(7.3)
Goodwill amortization	(109,647)	(1,543)	(98.6)
Other non-operating expenses	(117,739)	(60,062)	(49.0)
Monetary correction:
Price level restatement	4,036	575	(85.8)
Foreign Exchange translation	(445)	8,956	2,112.6

Non-operating results	(316,560)	(179,005)	(43.5)

     Non-operating results amounted to a loss of Ch$179.0 billion in 2003 in comparison to a loss of Ch$316.6 billion in 2002. This reduction in losses in 2003 resulted from a write-off of goodwill in 2002 of Ch$108.1 billion related to our investments in Argentina and Brazil which did not occur again 2003.

     Interest earned. Interest earned slightly decreased by 0.9% to Ch$15.3 billion in 2003 from Ch$15.4 billion in 2002. This decrease was primarily attributable to lower cash balances in Chile during 2003.

     Equity income from non-consolidated affiliates. The Ch$8.7 billion improvement in the net income from related companies is mainly due to the increase in the net profit of CIEN, which amounted to Ch$11.1 billion for December 31, 2003 compared to a net profit of Ch$7.3 billion for the year ended December 31, 2002. The improved result of CIEN in 2003 is explained by significantly better operating results following the start-up of its second transmission line with Brazil, which was in place during all 2003 year but only in the last five months of 2002.

     Other non-operating income. The decrease of Ch$58.9 billion in the results of other non-operating income to Ch$44.6 billion in 2003 from Ch$103.5 billion in 2002 is explained principally by a negative effect amounting to Ch$62.4 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

     Interest expense. The Ch$16.1 billion decrease is explained principally by a reduction of US$340 million in our total debt at period end. The reduction of debt was the result of operating cash flows and the use of proceeds from the sale of Infraestructura Dos Mil that permitted the repayment of a significant portion of our financial debt.

     Other non-operating expenses. The Ch$57.7 billion decrease in other non-operating expenses is explained mainly by a decrease of Ch$44.8 billion in costs related to provisions for constructions in progress which were made in 2002 at Cachoeira Dourada and that were not made again in 2003. The decrease is also explained by decreases in provisions for obsolescence of assets by Ch$8.5 billion and a decrease of Ch$5.7 billion in contingency and litigation expenses.

     Goodwill amortization. The decrease of Ch$108.1 billion of goodwill amortization is the result of an impairment of the investments in Brazil and Argentina during 2002 which did not occur again during 2003. For more information about this impairment please see note 13(b) to our audited consolidated financial statements and “Critical Accounting Policies—Impairment of Long Lived Assets and Goodwill.”

     Foreign exchange translation. During 2003 we had a Ch$9.0 billion gain in contrast to a Ch$445 million loss in 2002. This positive effect is due to the 17.4% appreciation of the Chilean peso against the U.S. dollar in 2003, compared to a 9.7% depreciation in 2002.

     Price-level restatement. In 2003, there was a Ch$0.6 billion price-level restatement gain, compared to a gain of Ch$4.0 billion in 2002. This decrease in the price-level restatement gain was mainly due to lower inflation in Chile (a 2003 inflation rate was 1.0%, versus 3.0% in 2002 year).

Net income

     The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2002	2003	% Change
	(in millions of constant Ch$ as of December 31, 2003,
	except percentages)
Operating income	349,687	338,511	(3.2)%
Non-operating income	(316,559)	(179,005)	(43.5)%

Net income before taxes, minority interest and negative goodwill amortization	33,128	159,506	381.5%
Income tax	(35,513)	(51,782)	45.8%
Deferred taxes	(35,822)	24,404	n.a.
Total income taxes	(71,335)	(27,378)	61.6%
Minority interest	(46,943)	(69,586)	(48.2)%
Amortization of negative goodwill	86,777	15,590	(82.0)%
Extraordinary items	(11,039)	0	n.a.

Net income	(9,412)	78,132	n.a.

     Income Taxes and Extraordinary Items. The lower total income tax of Ch$44.0 billion during 2003 is due mainly to a decrease of Ch$60.2 billion in deferred tax net liabilities, offset by increases in income tax due to higher revenues in the period. The extraordinary item of Ch$11.0 billion recorded during 2002 corresponds to a one-time security tax imposed to our Colombian subsidiaries by the Colombian authorities in order to finance national security activities.

     Minority Interest. Minority interest expense resulted in charges of Ch$69.6 billion in 2003, compared to Ch$46.9 billion in 2002. The 48.2% increase in 2003 was mainly due to an improvement in the results of El Chocón in Argentina and in Edegel in Peru.

     Negative Goodwill Amortization. Negative goodwill was Ch$15.6 billion in 2003, compared to Ch$86.8 billion for 2002. This decrease resulted primarily from accelerated depreciation of the negative goodwill related to investments in Brazil and Argentina during 2002 which did not occur again in 2003. See note 13 to our audited consolidated financial statements.

     Net income. Net income reached Ch$78.1 billion in the year ended December 31, 2003, compared to a Ch$9.4 billion loss in 2002. The loss was due to a Ch$56.7 billion net impairment of goodwill related to investments in Brazil and Argentina, which did not occur again in 2003.

     This difference was partially offset by:

•	a 2.9% reduction in operating revenues resulting from the appreciation of the Chilean peso against the U.S. dollar during 2003; and

•	Ch$10.7 billion in higher operating expenses due to higher energy purchases resulting from poor hydrological conditions.

Results of Operations for Years Ended December 31, 2002 and 2001

Overview

     Our 2002 results, when compared to those of 2001, were mainly affected by the following factors:

•	our operating income for the year ended December 31, 2002 amounted to Ch$349.7 billion, a decrease of 0.5% from operating income of Ch$351.5 billion in 2001. This slight reduction in operating income is basically due to lower operating income in Argentina and Brazil, which was almost entirely offset by the improved results in Chile and Peru.

•	our non-operating results amounted to losses of Ch$316.6 billion in 2002 in comparison to losses of Ch$250.3 billion in 2001. This difference is basically explained by an increase of Ch$109.6 billion in goodwill amortization resulting from the impairment of the Company’s investments in Brazil and Argentina during 2002, partially offset by a decrease of Ch$14.0 billion in net financial expenses, and a rise of Ch$18.7 billion in the equity in income from investments in related companies, and

•	our goodwill amortization increase of Ch$101.3 billion in the result of an impairment in the goodwill related to the Company’s investments, Cachoeira Dourada in Brazil, and El Chocón and Costanera in Argentina, during 2002. For more information on this impairment please see note 13(b) to our audited consolidated financial statements and “Critical Accounting Policies.”

   Revenues from operations

     We derive a substantial portion of our consolidated revenues from the sale of electricity in Chile. However, revenues from sales from countries other than Chile accounted for 52.6% and 59.7% of our consolidated revenues in 2002 and 2001, respectively. Revenues from sales of electricity in Argentina accounted for 10.5% of our consolidated revenues in 2002 as compared to 21.8% in 2001. Revenues from sales of electricity in Colombia accounted for 24.0% in 2002 as compared to 21.1% in 2001 and revenues from sales of electricity in Brazil accounted for 5.5% in 2002 as compared to 6.3% in 2001. In addition, revenues from sales of electricity in Peru accounted for 12.5% in 2002 as compared to 10.4% in 2001. In each of 2002 and 2001, other income accounted for less than 5% of total consolidated revenues.

     The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2001 and 2002, and the percentage change from year to year.

	Year ended December 31,
	2001	2002	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except volume data)
Sales of electricity (Chile)	389,943	408,740	4.8
Sales of electricity (Argentina)	230,017	99,137	(56.9)
Sales of electricity (Colombia)	222,513	227,539	2.3
Sales of electricity (Brazil)	66,986	51,917	(22.5)
Sales of electricity (Peru)	109,294	118,031	8.0
Other	36,979	42,116	13.9

Total	1,055,732	947,480	(10.3)

	Year ended December 31,
	2001	2002	%Change
	(GWh)	(GWh)
Energy Sales (Chile)	18,673	18,344	(1.8)
Energy Sales (Argentina)	12,988	7,897	(39.2)
Energy Sales (Colombia)	14,591	14,639	0.3
Energy Sales (Brazil)	3,743	3,591	(4.1)
Energy Sales (Peru)	4,239	4,158	(1.9)

Total	54,234	48,629	(10.3)

     Total revenues from operations decreased by 10.3% to Ch$947.5 billion in 2002 from Ch$1,055.7 billion in 2001, which is explained primarily by the effect of the current market conditions in Argentina and Brazil on the operations of our subsidiaries in these markets, partially offset only by the improvement in the sales recorded in Chile and Peru.

     Revenues from sales of electricity in Chile increased by 4.8% to Ch$408.7 billion in 2002 from Ch$389.9 billion in 2001. This increase is primarily due to a higher average sales price of 6.7% to Ch$22.3 per kWh in 2002 from Ch$20.9 per kWh in 2001. This increase was partially offset by a decrease in sales volumes of approximately 1.8% due to lower sales in the pool market. The average sales price of electricity sold by us in Chile increased to Ch$22.3 per kWh in 2002 from Ch$20.9 per kWh in 2001, primarily due to an increase in the price of regulated and non regulated contract prices.

     Revenues from sales of electricity in Argentina decreased by 56.9% to Ch$99.1 billion in 2002, from Ch$230.0 billion in 2001. The decrease is primarily due to a 39.2% decrease in energy sales and a 29.1% decrease in the average sales price. The average sales price per kWh of electricity sold by our subsidiaries in Argentina decreased to Ch$12.6 per kWh in 2002 from Ch$17.7 per kWh of electricity in 2001, primarily due to lower pool market sales prices and the lower contract price for El Chocón in 2002 due to the devaluation of the local currency by more than 70%. The volume of electricity sold in Argentina decreased to 7,897 GWh in 2002 from 12,988 GWh in 2001 primarily due to a reduction of the electricity demand in the Argentine market because of the economic instability during this period.

     Revenues from sales of electricity in Brazil decreased by 22.5% to Ch$51.9 billion in 2002 from Ch$67.0 billion in 2001 primarily as a result of a 19.2% decrease in the average sales price during fiscal year 2002 to Ch$14.5 per kWh in 2002 from Ch$17.9 per kWh in 2001. This decrease was mainly produced by a drop in the average price of energy sales due to the devaluation of the Brazilian currency with respect to the U.S. dollar.

     Revenues from sales of electricity in Colombia increased by 2.3% to Ch$227.5 billion in 2002 from Ch$222.5 billion in 2001 due to an increase in sales volumes to 14,639 GWh in 2002 from 14,591 GWh in 2001. The increase in sales volumes is mainly related to higher energy production due to favorable hydrological conditions.

     Revenues from sales of electricity in Peru increased by 8.0% to Ch$118.0 billion in 2002 from Ch$109.3 billion in 2001 due to a 10.1% higher average sales price of Ch$28.4 per kWh in 2002 from Ch$25.8 per kWh in 2001. The increase in the average sales price, which was due to the increase in regulated prices, helped to offset the 1.9% decline in sales volumes.

     Other revenues increased by 13.9% in 2002, mainly due to higher revenues from Infraestructura Dos Mil, and higher sales from the engineering subsidiary Ingendesa related to new service contracts.

   Cost of operations

     The table below sets forth the breakdown of costs of operations for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,
	2001	2002	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except percentages)
Cost of operations (Chile)	272,479	258,913	(5.0)
Cost of operations (Argentina)	180,385	84,602	(53.1)
Cost of operations (Colombia)	143,191	145,284	1.5
Cost of operations (Brazil)	37,776	32,901	(12.9)
Cost of operations (Peru)	35,402	39,441	11.4

Total	669,233	561,141	(16.2)

     Cost of operations decreased to Ch$561.1 billion in 2002, 16.2% less compared to Ch$669.2 billion in 2001. The main drivers of this cost reduction were savings in our operations in Argentina, Chile and Brazil, partially offset by higher operating expenses in Colombia, and Peru.

     Cost of operations in Chile decreased by 5.0% to Ch$258.9 billion in 2002 from Ch$272.5 billion in 2001. This decline is explained by the exceptional hydrology of the period, which allowed us to deliver energy pursuant to our contracts by principally using our hydroelectric plants.

     Cost of operations in Argentina decreased by 53.1% to Ch$84.6 billion in 2002 from Ch$180.4 billion in 2001. The lower energy demand and the operation of our plants resulted in lower purchased power needs from the Argentine pool market. El Chocón reduced its purchased power by 63% and its power purchase cost by more than 82%. In the case of Costanera, physical purchases fell by more than 75%, contributing to a decrease of purchased power cost of 77%. In addition, the decrease in generation in our Argentine plants decreased other operational expenses. With respect to Costanera, the devaluation and conversion of contracts to local currency reduced the fuel costs of the plant by Ch$36.1 billion, 68% compared to 2001. As a hydroelectric plant, El Chocón does not have fuel costs, but nevertheless reduced its tolls and transportation costs by almost Ch$3.2 billion because of lower sales volumes.

     Cost of operations in Brazil decreased by 12.9% to Ch$32.9 billion in 2002 from Ch$37.8 billion in 2001. Cachoeira Dourada in Brazil benefited from the lower spot prices produced by the end of shortages and rationing in the beginning of 2002, reducing its power purchase costs by 55%, and thereby decreasing its operating expenses by 9% compared to last year.

     Cost of operations in Colombia increased by 1.5% to Ch$145.3 billion from Ch$143.2 billion. This increase was mainly due to higher toll expenses.

     Cost of operations in Peru increased by 11.4% to Ch$39.4 billion in 2002 from Ch$35.4 billion in 2001. The increase in Edegel’s cost of operations was mostly the result of the amortization of maintenance cost associated to Central Chimay.

   Administrative and selling expenses

     Administrative and selling expenses increased by 4.9% to Ch$36.7 billion in 2002 from Ch$35.0 billion in 2001. This increase is primarily explained by the effect of a provision made during 2002 related to severance liabilities in Colombia, partially compensated by the decrease in administrative and selling expenses in Argentina.

   Operating Income

     The operating income for 2002 amounted to Ch$349.7 billion, a decrease of 0.5% from operating income of Ch$351.5 billion in 2001. This slight reduction in operating income is basically due to lower operating income in Argentina and Brazil, which was almost entirely offset by the improved results in Chile and Peru.

     In Chile, operating income for 2002 amounted to Ch$172.5 million, an increase of 26.4%. This increase was principally the result of higher hydroelectric generation associated with an improvement in reservoir levels. Another contributing factor was the increase in average sales prices resulting from Endesa-Chile’s marketing policies that enabled it to obtain the better prices from unregulated clients and pool markets. Furthermore, the reduction in thermoelectricity generation resulted in a decrease of Ch$26.9 billion in the cost of fuel and transport gas. In addition, the greater volumes of water allowed for a reduction of Ch$10.2 billion in the cost of energy purchases.

     In Argentina, operating income amounted to Ch$12.7 billion, a fall of Ch$32.3 billion with respect to 2001. This decrease is due to the drop in the average sales prices of energy from El Chocón as a result of the devaluation of the Argentine Peso and of a 39.2% decrease in the sales volumes of energy in Argentina. Furthermore, the low energy prices in Brazil as a result of the abundant water supply in the region meant that in 2002 only 2% of water demand needed to be purchase from the CIEN interconnection line. Nevertheless, the operating income of Costanera rose by Ch$2.9 billion in relation to the previous year due to the sales of capacity to the interconnection with Brazil that have partially offset the fall in El Chocón’s sales of energy.

     In Brazil, the operating income of Cachoeira Dourada decreased by 39.2% to Ch$17.2 billion in 2002 from Ch$28.2 billion in 2001. This decrease was mainly the result of a 19.2% drop in the average price of energy sales due to the devaluation of the Brazilian currency relative to the U.S. dollar and greater energy purchases associated with the recovery of reservoirs after a prolonged drought in southeastern Brazil.

     In Colombia, the operating income for 2002 increased by 1.3% to Ch$76.1 billion mainly as a result of an increase in sales volumes of energy due to an improvement in water supplies and rainfall and to higher sales prices of energy on the pool market.

     Our subsidiary in Peru, Edegel, also contributed to the increased consolidated operating income. Edegel’s operating income increase by 6.7% to Ch$71.2 billion, mainly due to higher average sales prices on the pool market, which was more than offset the reduction in energy sales volumes.

Non-operating Results

     The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Year ended December 31,
	2001	2002	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except percentages)
Non-operating income:
Interest earned	19,342	15,399	(20.4)
Equity income from non-consolidated affiliates	(10,047)	8,656	(186.2)
Other non-operating income	56,375	103,509	83.6
Non-operating expenses:
Interest expense	(238,242)	(220,329)	(7.5)

	Year ended December 31,
	2001	2002	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except percentages)
Goodwill amortization	(8,351)	(109,647)	1,213.0
Other non-operating expenses	(59,086)	(117,739)	99.3
Monetary correction:
Price level restatement	4,382	4,036	(7.9)
Foreign Exchange translation	(14,650)	(445)	(97.0)

Non-operating results	(250,277)	(316,560)	26.5

     Non-operating results amounted to losses of Ch$316.6 billion in 2002 in comparison to losses of Ch$250.3 billion in 2001. This difference is basically explained by an increase of Ch$109.6 billion in goodwill amortization resulting from the impairment of the Company’s investments in Brazil and Argentina during 2002, partially offset by a decrease of Ch$14.0 billion in net financial expenses, and a rise of Ch$18.7 billion in the equity in income from investments in related companies.

     Interest earned. Interest earned decreased by 20.4% to Ch$15.4 billion in 2002 from Ch$19.3 billion in 2001. The decrease in 2002 from 2001 was primarily attributable to lower cash balances at our subsidiaries in Argentina.

     Equity income from non-consolidated affiliates. The Ch$18.7 billion improvement in the net income from related companies is mainly due to the increase in the net profit of CIEN that for 2002, amounted to Ch$7.3 billion compared to a loss of Ch$10.0 billion for the year ended 2001. The improved result of CIEN in 2002 is explained by significantly better operating results following the start-up of its second transmission line, with the first 500 MW coming on line in May 2002 and the other 500 MW in August 2002.

     Other non-operating income. The increase of Ch$47.1 billion in the results of other non-operating income to Ch$103.5 billion in 2002 from Ch$56.4 billion in 2001 is explained principally by the positive effect of the devaluation on the liabilities in local currency of our subsidiaries in Colombia and Argentina, offset by gains of Ch$18.8 billion and Ch$3.2 billion related to the repurchase of bonds and the sale of shares in Transelec, respectively.

     Interest expense. The Ch$17.9 billion fall in net financial expenses is explained principally by a reduction of US$240 million in debt. This reduction was the result of operating cash flows that permitted the repayment of financial debt in 2002 and by lower interest rates explained by the drop in international interest rates from 2001.

     Other non-operating expenses. The Ch$58.7 billion increase in the results of other non-operating expenses is explained principally by a write-off during 2002 related to assets of our generating subsidiary in Brazil, Cachoeira Dourada.

     Goodwill amortization. The increase of Ch$101.3 billion in the charge for goodwill amortization is the result of an impairment of the Company’s investments, Cachoeira Dourada in Brazil, and El Chocón and Costanera in Argentina, during 2002. For more information on this impairment please see note 13(b) to our audited consolidated financial statements and “Critical Accounting Policies”

     Foreign exchange translation. The loss of Ch$445.0 million for the year ended 2002, compared to a loss of Ch$14.7 billion for the year ended 2001 reflects the fact that for the year ended 2002, the Chilean peso depreciated by 9.7% against the U.S. dollar as compared to a depreciation of 14.1% during the same period of the year before. On the other hand, these losses were offset to a large extent by forward contract operations that produced a profit of Ch$16.2 billion for the year ended 2002.

     Price-level restatement. In 2002, there was a Ch$4.0 billion price-level restatement gain, compared to a gain of Ch$4.4 billion in 2001. This slight decrease in the price-level restatement gain was due to the combined effect of lower inflation in Chile (a 2002 inflation rate of 3.0%, versus 3.1% for the same period in 2001); and a higher level of net monetary liabilities during 2002.

   Income Taxes

     The higher income tax during this period reflects the improved results of the operations in Chile and Peru. The extraordinary item of Ch$11.0 billion corresponds to a one-time security tax imposed by the Colombian authorities on the equity of the companies in order to finance national security activities. The total tax was recorded during the 2002 period.

   Minority Interest

     Minority interest expense resulted in charges of Ch$46.9 billion in 2002, compared to Ch$34.4 billion in 2001. The 36.6% increase in 2002 compared to 2001 was mainly due to an improvement in the results of Emgesa in Colombia.

   Negative Goodwill Amortization

     Negative Goodwill was Ch$86.8 billion in 2002, compared to Ch$46.4 billion for 2001. This increase resulted primarily from the impairment of the Company’s investments in Brazil and Argentina during 2002. See note 13 to our audited consolidated financial statements.

   Net Income

     The Company recorded a loss of Ch$9.4 billion in 2002, compared to a net income of Ch$72.9 billion in 2001. This was primarily due to a net impairment of goodwill and negative goodwill of Ch$56.7 billion (net of minority interest) of investments in Argentina and Brazil. The amount of the goodwill impairment is Ch$27.2 billion in Argentina and Ch$72.8 billion in Brazil. This adjustment was partially offset by:

•	a 26.4% increase in operating results in Chile due mainly to better hydrological conditions;

•	a Ch$18.7 billion improvement in the net results on investments in related companies due fundamentally to the improved results of CIEN, which exports energy from Argentina to Brazil and in which Endesa-Chile has a participation of 45%; and

•	a reduction of Ch$14.0 billion, or a decrease of 6.4% in net financial expenses.

B. Liquidity and capital resources.

     Endea-Chile’s primary sources of liquidity are operating cash flows, domestic and international borrowings from commercial banks, and debt offerings in the domestic and international capital markets.

     The following discussion of our cash flows is based on Chilean GAAP. See Note 34 to our Audited Consolidated Financial Statements for reclassification differences between U.S. GAAP and Chilean GAAP.

     For the twelve month period ended December 31, 2003, our principal sources of funds were:

•	Ch$844.5 billion from short- and long-term credit facilities;

•	Ch$584.6 billion from results from operations;

•	Ch$152.8 billion from sales of assets; and

•	Ch$49.8 billion from loan repayment by Infraestructura Dos Mil.

     For the twelve month period ended December 31, 2003, our principal uses of funds were:

•	Ch$1,018.3 billion in debt amortizations of short- and long-term credit facilities;

•	Ch$204.1 billion primarily in interest expenses;

•	Ch$131.1 billion in investments;

•	Ch$100.3 billion in tax payments;

•	Ch$57.9 billion in other uses;

•	Ch$36.4 billion in dividend payments; and

•	Ch$12.7 billion of capital reductions.

We had a net cash generation during 2003 of approximately Ch$39.7 billion.

     For the twelve month period ended December 31, 2002, our principal sources of funds were:

•	Ch$673.5 billion from results from operations;

•	Ch$551.1 billion from short- and long-term credit facilities;

•	Ch$19.7 billion from sales of assets.

     For the twelve-month period ended December 31, 2002, our principal uses of funds were:

•	Ch$688.5 billion in debt amortizations of short- and long-term credit facilities;

•	Ch$214.9 billion primarily in interest expenses;

•	Ch$136.2 billion in investments;

•	Ch$102.9 billion in tax payments;

•	Ch$69.3 billion in dividend payments; and

•	Ch$5.0 billion in other uses.

We had a net cash generation during 2002 of approximately Ch$29.2 billion.

     For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds to us, please see “Risk Factors—We depend in part on payments from our subsidiaries to meet our payment obligations.”

     We coordinate the overall financing strategy of our subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We coordinate all generation acquisition financing at Endesa-Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures.”

     We have accessed the international equity capital markets, registering one ADS issuance with the SEC in August 3, 1994. We have also frequently issued bonds in the international capital markets, or Yankee Bonds. Our subsidiaries and we have issued Yankee Bonds between 1996 and 2003, of which US$2,200 million are currently outstanding. In June 2000 Endesa-Chile established a Euro medium-term note program, or EMTN Program, for an aggregate amount of €1 billion. We issued €400 million in 3-year floating rate notes in July 2000 under our EMTN Program which have been repaid.

     The following table lists the Yankee Bonds of Endesa-Chile and consolidated subsidiaries outstanding as of the date of this annual report. The weighted average annual interest rate for Yankee Bonds issued by Endesa-Chile and its consolidated subsidiaries, of which an aggregate principal amount US$2,200 million is currently outstanding, is approximately 8.04%.

			Aggregate Principal
Issuer	Maturity	Coupon	Amount Issued
		(as a percentage)	(in U.S. millions)
Endesa-Chile Overseas Co.	April 1, 2006	7.200	150
Endesa-Chile	July 15, 2008	7.750	400
Endesa-Chile	April 1, 2009	8.500	400
Endesa-Chile	August 1, 2013	8.350	400
Endesa-Chile	August 1, 2015	8.625	200
Endesa-Chile	February 1, 2027	7.875	230
Endesa-Chile(1)	February 1, 2037	7.325	220
Endesa-Chile	February 1, 2097	8.125	200

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa-Chile on February 1, 2009.

     Endesa-Chile and our subsidiaries in the five countries in which we operate also have access to the local capital markets, where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors. In 2001, Endesa-Chile issued UF 7.5 million (approximately US$180 million at the time of issuance) in Chilean 5-year and 21-year bonds in each case with an interest rate of 6.2% per annum. On October 24, 2003, Endesa-Chile issued UF4 million in 7-year UF denominated bonds with an interest rate of 5.65% per annum, and other UF4 million in 25-year UF denominated bonds with an interest rate of 6.74% per annum, for an aggregate principal amount of UF8 million (Ch$135.8 billion or US$214 million at the time of issuance). For detailed information about local bonds issued by Endesa-Chile, see Note 17 to our Audited Consolidated Financial Statements.

     Endesa-Chile is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. In 1999, we obtained US$1.8 billion in 2-year bilateral loans with a syndicate of banks. The loans were extended for two years, maturing in 2003. We have also signed several syndicated loans over the last few years including, among others, a 3-year bullet US$500 million syndicated facility in July 2001. These syndicated loans were paid before their stated maturity with the proceeds of a syndicated credit facility that we entered into in May 2003.

     On May 15, 2003, Endesa-Chile consolidated its outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into a credit agreement for approximately US$743 million, refinancing most of the existing bank indebtedness of the Company. This facility eliminated a mandatory prepayment in the event that the borrower fails to achieve “investment grade” ratings from Standard & Poor’s. The total outstanding amount under this credit facility has been prepaid in full as described below.

     On February 4, 2004, Endesa-Chile entered into an agreement with a syndicate of banks to provide a new US$250 million senior unsecured term loan facility through Endesa-Chile’s Cayman Islands branch (the “Endesa-Chile Facility”). Endesa-Chile borrowed the full amount under this facility and used the proceeds of the borrowing plus the proceeds of the issuance of US$600 million Yankee Bonds on July 18, 2003 to repay all amounts outstanding under the May 25, 2003, Endesa-Chile credit facility for US$743 million. The Endesa-Chile Facility ranks pari passu with all other unsubordinated debt of Endesa-Chile. No principal repayments are required under the Endesa-Chile facility until it matures 42 months from its original closing date, February 9, 2004; prior to maturity, Endesa-Chile is required to pay interest in respect of the unpaid principal amount of all loans under the Endesa-Chile Facility, subject to mandatory prepayment of all amounts owed to any lender, at the option of such lender, in the event of a change of control or Endesa-Chile ceasing to be a public company. The Endesa-Chile Facility requires Endesa-Chile to maintain specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 10.40:1 in 2003 to 8.40:1 in the third quarter of 2007), indebtedness to EBITDA (ranging from 6.40:1 in 2003 to 5.00:1 in the third quarter of 2007), debt to equity (ranging from 120% in 2003 to 102% in the third quarter of 2007) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.50:1 in 2003 to 1.7:1 in the third quarter of 2007). The Endesa-Chile Facility contains covenants that place restrictions on the extent to which Endesa-Chile and certain of its subsidiaries (i) sell, assign, transfer or contribute essential operating assets, (ii) repurchase or redeem its capital stock or make other distributions in respect of its capital stock, (iii) consummate mergers, consolidations, liquidations or dissolutions, (iv) conduct sales of assets, (v) create or incur liens on properties and assets, (vi) enter into transactions with affiliates (other than in the ordinary course of business and at arm’s length), (vii) enter into sale and leaseback transactions and (viii) permit any material change in the nature of the principal business of Endesa-Chile or of Endesa-Chile and its subsidiaries taken as a whole. These restrictions will cease to apply upon repayment in full of the Endesa-Chile Facility, which matures on August 4, 2007. We do not consider these covenants and restrictions to be material. The margin over LIBOR at which interest accrues under the Endesa-Chile Facility is determined by reference to the S&P rating of Endesa-Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 75 basis points for an A- or higher rating to 275 basis points for a rating lower than BB+. At the time of this filing, the current interest rate applicable to the Endesa-Chile Facility is LIBOR plus 115 basis points. For detailed information about weighted average interest rates applicable to our bank loans, see Note 15 to our Audited Consolidated Statements.

     In the past a substantial portion of Endesa-Chile’s financial indebtedness was subject to mandatory prepayment triggers (in the event of a loss of “investment grade” status from Standard & Poor’s) and a pricing grid based on the borrower’s senior unsecured long-term foreign currency Standard & Poor’s debt ratings. On December 11, 2002, Standard & Poor’s lowered such rating for Endesa-Chile from “BBB+” to “BBB” as a result of the currency devaluations affecting our Argentine and Brazilian subsidiaries and the reduction in the Chilean node prices. On February 21, 2003, Endesa-Chile was downgraded again from “BBB” to “BBB-” with a negative outlook based primarily on Standard & Poor’s heightened concerns about Endesa Chile’s ability to refinance in the midst of difficult market conditions and the deterioration of our investments in Argentina and Brazil. On May 16, 2003, and as a direct consequence of our new bank refinancing, Standard & Poor’s lifted its negative outlook and maintained Endesa-Chile’s corporate foreign currency ratings debt rating at “BBB-” with a stable outlook.

     The Endesa-Chile Yankee Bonds contain covenants that place restrictions on the extent to which Endesa-Chile and certain of its subsidiaries may (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.

     As is customary for certain credit and capital market debt facilities, a significant portion of Endesa-Chile’s financial indebtedness is subject to cross default provisions. The Endesa-Chile Facility and the Yankee Bonds represent the Company’s most material indebtedness, and contain the most material cross default provisions. Other outstanding indebtedness is for less significant amounts, and their cross default provisions, if any, have higher thresholds.

     Payment defaults in relation to any individual indebtedness of Endesa-Chile, or some of its more relevant subsidiaries, subject to expiration of applicable grace periods (if any) and a materiality threshold of US$30 million outstanding (on an individual basis) could give rise to a cross default under the Endesa-Chile Facility. Endesa-

Chile’s relevant subsidiaries which have indebtedness in excess of US$30 million as of March 31, 2004 are Celta, Pehuenche, Endesa Internacional and Betania.

     If Endesa-Chile or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of US$30 million, an event of default would be triggered under the Endesa-Chile Yankee Bonds. Endesa-Chile’s subsidiaries which have indebtedness in excess of US$30 million as of March 31, 2004 are Betania, Celta, Pehuenche, Endesa Internacional, San Isidro, Costanera and Emgesa.

     Any event of default arising out of Endesa-Chile’s Yankee Bonds would trigger a cross default under most of the existing bank credit agreements.

     In addition to the payment cross default provisions described in the previous paragraphs, certain indebtedness of Endesa-Chile is subject to (A) cross acceleration provisions, again subject to a materiality threshold of US$30 million (US$50 million in certain cases) on an individual basis, and (B) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods where applicable.

     At the time of this filing, we are in compliance with our material covenants contained in our debt instruments. There is one delayed payment of an immaterial amount in Costanera (totaling US$3.6 million of bank debt). We are in advanced discussions with the lender under this facility and expect that we will soon reach an agreement for its partial payment and rescheduling.

     Finally, most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.

     Payment of dividends and distributions by Endesa-Chile’s subsidiaries and related companies represent a significant source of funds for Endesa-Chile. The payment of dividends and distributions by such subsidiaries and related companies are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon their earnings and cash flows. Endesa-Chile has been advised by legal counsel in the various geographical locations where its subsidiaries and related companies operate that there are currently no other legal restrictions on the payment to Endesa-Chile of dividends or distributions from the jurisdictions where such subsidiaries or related companies are incorporated, other than customary restrictions limiting dividends to the amount of net income and retained earnings. Certain credit facilities and investment agreements of Endesa-Chile’s subsidiaries restrict the payment of dividends or distributions under certain circumstances. There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future. For a description of liquidity risks resulting from our holding company status, please see “Risk Factors—Risks Relating to Our Operations—We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this annual report.

     We believe that cash flow generated by operations, cash balances, available lines of credit (including lines of credit from suppliers) and planned borrowings will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. Endesa-Chile intends to roll over up to approximately US$290 million in short-term debt.

     The following are the transactions that most significantly affected our liquidity in 2003:

•	On April 7, 2003, Endesa-Chile reached an agreement with HQI Transelec to sell its transmission assets on the Chilean Northern Grid System (SING). Endesa-Chile was paid US$110 million pursuant to the terms of this agreement. The transaction included the disposal of 285 kilometers of 220 kV line circuits for approximately US$32 million, corresponding to the assets of the Tarapacá plant, and the transfer of 673 kilometers of 220 kV line circuits for approximately US$78 million, corresponding to GasAtacama Generación Limitada, of which Endesa owns 50%.

•	On April 30, 2003, Endesa-Chile completed the sale of the assets of the Canutillar hydroelectric plant to Cenelca S.A., a subsidiary of Minera Valparaíso S.A., for the sum of US$174 million.

•	On May 1, 2003, Endesa-Chile repaid the US$170 million Yankee Bond of our Chilean subsidiary Pehuenche, using part of the proceeds received from the assets sales of Canutillar.

•	On June 23, 2003, Endesa-Chile sold Infraestructura Dos Mil to OHL for a total of US$55 million and deconsolidated debt of US$220 million since January 1, 2003, that Infraestructura Dos Mil owes to third parties.

•	On July 23, 2003, Endesa-Chile successfully issued US$600 million aggregate principal amount of bonds in the U.S. market. The transaction is structured in two tranches; the first, for an amount of US$400 million of unsecured 10 year bonds at an interest rate of 8.35%, and the second for a total of US$200 million in unsecured 12 year bonds with an interest rate of 8.625%. The proceeds from the sale of these bonds were used to prepay part of the US$743 million syndicated loan disclosed above.

•	On July 24, 2003, Endesa-Chile repaid the €400 million euro bond of Endesa-Chile International.

•	On October 24, 2003, Endesa-Chile successfully placed in the local market UF8,000,000 (approximately US$214 million) in two equal tranches with maturities of 7 and 25 years at rates of 5.65% and 6.74% respectively.

Reconciliation of non-GAAP measures to Chilean GAAP

     The table below excludes the effect of the deconsolidation of Infraestructura Dos Mil, the sale of Canutillar’s assets as well as the effect of the appreciation of the Chilean peso against the U.S. dollar in our operating income for the periods indicated.

	2002	2003
	(in millions of constant Ch$)
Operating Income	349,687	338,511
Infraestructura Dos Mil S.A.	(8,288)	–
Effect of Ch$ appreciation	(32,223)	–

Operating income excluding above	309,176	338,511

C. Research and development, patents and licenses, etc.

     Costs incurred by the Company for research and development expenses that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific construction projects are capitalized. During the years ended December 31, 2001, 2002 and 2003 no research and development costs have been incurred.

D. Trend information.

     In general terms, no trends can be easily established for the energy business in the five countries in which we operate. However, we have identified the following themes: There is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and the introduction, or proposed introduction, of trading companies that will market energy to final clients. This would give us access to a wider universe of customers, allowing us to compete to serve higher margin clients. There is also a general tendency toward the interconnection of electricity systems, including systems that cross international borders, such as our CIEN project between Argentina and Brazil, increasing competition in the markets served by interconnection projects and at the same time opening new markets for our current installed capacity.

     Our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government. See “Item 3. Key Information—Risk Factors relating to Argentina.”

E. Off-balance sheet arrangements

     Endesa-Chile is not a party to any off balance sheet transactions.

F. Tabular disclosures of contractual obligations

     The table below sets forth the Company’s cash payment obligations as of December 31, 2003:

Payment obligations due by period (in US$ million)
ENDESA-CHILE on a consolidated basis

		Jan 2004 -	Jan 2005 -	Jan 2006 -	After
As of December 31, 2003	TOTAL	Dec 2004	Dec 2005	Dec 2006	Dec 2006
Bank debt	884	243	141	57	444
Other bonds	840	13	53	310	464
Yankee bonds	2,016	0	0	150	1,866
Intercompany debt	124	124	0	0	0
Other debt	219	28	39	40	112
Financial expenses	1,469	295	278	257	1,698
Contractual obligations (1)
Leases (2)	—	—	—	—	—
Purchase obligations (3)	2,528	134	131	126	1,078
Total (4)	8,080	836	641	940	5,663

(1)	In addition to the contractual obligations set forth above, we expect to make capital expenditures of US$184 million in 2004, US$100 million in 2005 and US$294 million in 2006.

(2)	We do not have any material operating or capital lease obligations.

(3)	Comprised mainly of energy purchase contracts, operating and maintenance contracts and other services.

(4)	Our table of contractual cash obligations does not include planned funding of pension and other postretirement benefit obligations. For a comprehensive discussion of our employee benefit obligations, including the assets held in our plans, our estimated obligations, and the assumptions behind those estimates, please see “Critical Accounting Policies” in this Item 5 and our consolidated financial statements in Item 18, particularly Note 34. We will continually assess, based on the amounts that are presented in these areas of our Form 20-F, whether there is additional material information that should be presented in this table to provide an understanding of our cash requirements.

G. Safe Harbor

     None

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     Endesa-Chile’s current directors and executive officers are as follows:

		Current Position	Expiration of
Name	Position	Held Since	Current Term
Directors
Luis Rivera Novo (1) (3) (4)	Chairman	2002	2005
Antonio Pareja Molina (1) (4)	Vice Chairman	2000	2005
Ignacio Blanco Fernández (1) (4)	Director	2002	2005
Leonidas Vial Echeverría (2)	Director	1995	2005
Jaime Bauzá Bauzá (2) (3)	Director	1999	2005
Carlos Torres Vila (1)(4)	Director	2003	2005

		Current Position	Expiration of
Name	Position	Held Since	Current Term
Andrés Regué Godall (1) (4)	Director	1999	2005
Antonio Tuset Jorratt (2) (3)	Director	1999	2005
Enrique García Alvarez (1)	Director	2003	2005
Executive Officers
Hector López Vilaseco	Chief Executive Officer	2000	N/A
Alejandro González Dale	Chief Financial Officer	2003	N/A
Julio Valbuena Sánchez	Planning and Control Manager	2002	N/A
Rafael Mateo Alcalá	Production and Transport Manager	1999	N/A
Carlos Martín Vergara	General Counsel	1996	N/A
Juan Carlos Mundaca	Human Resources Manager	2000	N/A
José Venegas Maluenda	Trading and Marketing Manager	2001	N/A
Rafael Errázuriz Ruiz Tagle	Energy Planning	2001	NA
Renato Fernández Baeza	External Affairs Manager	2003	N/A
Claudio Iglesis Guillard	Generation Chile Manager	1999	N/A

(1)	Director appointed as representative of Enersis.

(2)	Independent Director not appointed by a particular shareholder.

(3)	Member of the Director Committee.

(4)	Officer of Endesa-Spain

Directors

     Luis Rivera Novo became Chairman of the board of directors in July 2002. In 1998, he joined Endesa-Spain as Executive Vice President. Mr. Rivera is currently the General Director of Endesa España Internacional and the Chairman of Endesa-Spain. Mr. Rivera has served as a director of Endesa-Spain subsidiaries including Compañía Sevillana de Electricidad and Enersis. He worked as a consultant for McKinsey since 1986 and became a partner at that firm in 1991. At McKinsey, he specialized in the energy and the financial sectors. Mr. Rivera holds a degree in Civil Engineering from Universidad Politécnica de Madrid and an MBA degree from INSEAD.

     Antonio Pareja Molina became Vice-Chairman of the board of directors in August 2000. Since 1986, Mr. Pareja has occupied various positions at Endesa-Spain including his current position of Corporate Planning Director (held since 1998), Planning and Control Manager and Director of Control. At present, Mr. Pareja is also a member of the Executive Committee of Endesa Group, a Director of Chilectra S.A. and Vice Chairman of Endesa-Chile. He holds a degree in economics and a post graduate degree from the London Business School and Instituto Empresa.

     Leonidas Vial Echeverría became a director in April 1995. Beginning in June 1988, Mr. Vial has been Vice President of the Santiago Stock Exchange, as well as a Director of Empresas Santa Carolina S.A., Cía Industrial El Volcan S.A., Inversiones Industriales Colina S.A., Inversiones Industriales Los Valdes S.A. and Las Americas Cía.de Seguros de Vida S.A., none of which are affiliated with the Endesa Group.

     Jaime Bauzá Bauzá became a director in May 1999. From 1990 to May 1999, Mr. Bauzá served as the Chief Executive Officer of Endesa-Chile. He joined Endesa-Chile in May 1990 after more than twenty years in the electricity sector. Mr. Bauzá was the Chief Executive Officer of Pehuenche from 1987 to April 1990 and Chairman of Chilgener S.A. (“Chilgener,” or now “Gener”) from 1987 to 1989. Mr. Bauzá also served as Chief Executive Officer of Chilgener from 1981 to 1987. He holds a degree in civil engineering from the Catholic University of Chile.

     Andrés Regué Godall became a director in May 1999. As of May 1999, he is also the Chief Executive Officer of the Colombian distribution company Codensa. Mr. Regué began his career at Endesa-Spain in 1968 and has served as General Director of Relsa S.A., Director of Engineering of Empresa Nacional Hidroeléctrica del

Ribagorzana S.A., and Assistant Director of Térmicas de Besos S.A. Mr. Regué holds a degree in engineering from Escuela Técnica Superior de Ingenieros Industriales in Barcelona and an MBA from ESADE.

     Antonio Tuset Jorrat became a director in June 1999. Mr. Tuset is also a director of Empresa Eléctrica Pehuenche S.A., Fanaloza S.A., Banvida S.A., Banmédica S.A., CIMENTA, Mutuos Hipotecarios S.A., SCL Terminal Aéreo de Santiago S.A., Inversiones Tricahue S.A. Mr. Tuset holds a degree in commercial engineering from the University of Chile.

     Carlos Torres Vila became a director in March 2003. Mr. Torres is currently the Corporate Director of Strategy of Endesa-Spain. In addition, Mr. Torres has served as consultant and partner at McKinsey & Company since January 1997, with a focus in the energy industry. Mr. Torres holds a degree in electrical engineering from Massachusetts Institute of Technology, a law degree from Universidad Nacional de Educación a Distancia and a MBA from MIT.

     Ignacio Blanco Fernández became a director in March 2003. Mr. Blanco has been the CEO of the distribution company Edelnor in Peru since January 2003, an affiliate of Endesa-Chile. Mr. Blanco was Planification and Development Manager of Enersis from 1998 until December 2002 and he has also served as Energy Management and Strategy Manager and as a Chairman of Companhia de Interconexão Energética (“CIEN”) a related company of Endesa-Chile. Mr. Blanco holds a degree in economics from the University of Zaragoza, an industrial engineering degree from Universidad Politécnica de Cataluña, and postgraduate studies at the University of Chicago.

     Enrique García Alvarez became a director in September 2003. From January 1999 to September 2003, he was part of the Board of Directors of Distrilec Inversora and Edesur, an affiliate of Endesa-Chile. Mr. García was the Chief Executive Officer of Enersis from May 1999 to July 2003 and he has also served as Chief Technical Officer of Endesa-Spain between 1992 and 1997 and Chief Distribution Officer from 1997 to 1999. Mr. García holds a degree in civil engineer from the Escuela Técnico Superior de ICCP of Madrid.

Senior Management

     Héctor López Vilaseco became the Chief Executive Officer in August 2000. From November 1997 to August 2000 he was part of the board of directors of Endesa-Chile and since May 1999 he has served as our Vice Chairman. Mr. López has occupied various positions at Endesa-Spain including Director of International Finance and Capital Markets (1985-1992), member of the Management Committee, Deputy Energy Manager of Endesa-Spain Internacional (1997-2000) and adjunct Financial Director of Endesa-Spain (1996-1997). Mr. López holds degrees in law and economics from ICADE Madrid.

     Alejandro González Dale became the Chief Financial Officer of Endesa-Chile in August 2003. From January 2002 to July 2003, he was deputy CFO to Endesa-Chile. Prior to that, from June 2001 to December 2001, he was the Senior Analyst of Planning and Control of Endesa-Chile. From March 1999 to September 1999, Mr. González was a Senior Analyst of the Internal Division of Endesa-Chile. Mr. González holds an MBA from the University of California Los Angeles, which he obtained from September 1999 to June 2001.

     Julio Valbuena Sánchez is the Planning and Control Manager of Endesa-Chile. He joined Endesa-Chile in July 2002. Mr. Valbuena was the Planning and Control Manager of Endesa Energía-Spain from 1998 to June 2002. He holds an Executive MBA from the “Instituto de Estudios Superiores de la Empresa (IESE)” of Madrid and degree in civil engineering from the “Escuela Técnica Superior de Ingenieros de Caminos, Canales y Puertos de la Universidad Politécnica” of Madrid.

     Rafael Mateo Alcalá became Production and Transport Manager of Endesa-Chile in August 1999. Prior to that time, from January 1997 to July 1999, he was the Production Deputy Director of Endesa-Spain. He joined the Endesa Group in 1982, and has been the Power Station Manager, and the Thermal Production Manager of Endesa-Spain in Spain. He holds a degree in industrial engineering from the Zaragoza University and an MBA from IESE.

     Carlos Martín Vergara became the General Counsel of Endesa-Chile in May 1996. He has also served as the General Counsel of Enersis. He holds a law degree from the Catholic University of Valparaíso and a doctor in law degree from the University of Navarra (Spain).

     Juan Carlos Mundaca Alvarez has been the Human Resources Manager of Endesa-Chile since June 2000. Prior to that time, from January 1998 to May 2000, he was Human Resources Manager of Chilectra an affiliate of Endesa-Chile. Mr. Mundaca has also served as Customer Service Manager and Branch Manager of Chilectra. Mr. Mundaca holds a degree in commercial engineering from the University of Santiago, Chile.

     José Venegas Maluenda became the Trading and Marketing Manager of Endesa-Chile in June 1, 2001. Mr. Venegas joined the Company in 1992. He has also served as Planning and Energy Manager (from June 2000 to April 2001), Commercial Manager (from September 1997 to May 2000) and Director of the Economic Load Dispatch Center (CDEC) of the SIC during 1997). Mr. Venegas holds a degree industrial civil engineer from the Catholic University of Chile and a MBA from the Adolfo Ibañez University.

     Rafael Errázuriz Ruiz Tagle has been the Energy Planning Manager of Endesa-Chile since June 2001. Mr. Errázuriz was the Chief Executive Officer of Emgesa, a subsidiary of Endesa-Chile, from April 1999 to June 2001. He holds a degree in civil engineering from University of Santiago.

     Renato Fernández Baeza has been the External Affairs Manager of Endesa-Chile since August 2003. He was the External Affairs Manager of Smartcom PCS from December 2000 to July 2003. From December 1997 to December 2000, Mr. Fernández was the External Affairs Manager of Hil & Knowlton Captiva.

     Claudio Iglesis Guillard has been the Generation Manager of Endesa-Chile in Chile since July 1999. He joined Endesa-Chile in 1982. He has been Chief Executive Officer of Emgesa, Betania both subsidiaries of Endesa-Chile, and CBA, part of the Endesa-Chile subsidiary Costanera in Argentina. Mr. Iglesis was director of CAMMESA and Chairman of the AGEERA in Argentina. He holds a degree in electric civil engineering from University of Chile.

B. Compensation.

     At the regular shareholders’ meeting held on March 26, 2004, our shareholders maintained the compensation policy for the board of directors approved last year. Each director will receive a fixed salary of 55 UTM per month and a fee of 36 U.F. for attending meetings of the board. The vice-chairman will receive a fixed salary of 82.5 UTM per month and a fee of 54 U.F. for attending meetings of the board. The chairman will receive a fixed salary of 110 UTM per month and a fee of 72 U.F. for attending meetings of the board. In 2003, the total compensation paid to each director in millions of Chilean pesos, was as follows:

	Year ended December 31, 2003 (In thousands of Ch$)
	Board	Board
	Compensation	Compensation
	From	From	Director
Director	Endesa-Chile	Subsidiaries	Committee	Participation	Total
Luis Rivera Novo	43,005		7,302	—	50,307
Antonio Pareja Molina	29,518			—	29,518
Jaime Bauzá Bauzá	21,503		7,302	—	28,805
Andrés Regué Godall	20,893	7,719		—	28,613
Antonio Tuset Jorratt	21,503		7,302	—	28,805
Leonidas Vial Echeverría	20,285			—	20,285
Ignacio Blanco Fernández	20,285	6,538		—	26,823
Carlos Torres Vila	19,678			—	19,678
Enrique García Alvarez	6,764			—	6,764
José María Hidalgo Martín-Mateos (1)	14,130			—	14,130
Emilio García Diez (2)	1,540			—	1,540
Rodolfo Martín Villa (2)	931			—	931

(1)	José María Hidalgo Martín-Mateos was a director of Endesa-Chile until September 1, 2003.

(2)	Emilio García Diez and Rodolfo Martín Villa were directors of Endesa-Chile until January 28, 2003.

     We do not disclose to our shareholders or otherwise, information on individual executive officers’ compensation. For the year ended December 31, 2003, the aggregate compensation (including performance-based bonuses) of the executive officers of Endesa-Chile paid or accrued, was Ch$1,538,986,153. Executive Officers are eligible for variable compensation under a bonus plan. Endesa-Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to hierarchical level. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in April 2003 was Ch$199,351,611, and is included in the aggregate compensation.

     The amounts set aside or accrued in 2003 to provide severance benefits for our executive officers totaled Ch$220,666,566. No severance indemnities were paid in 2003 to the company’s executive officers.

C. Board practices

   Corporate Governance

     Endesa-Chile is managed by its executive officers under the direction of its board of directors which, in accordance with the estatutos, or articles of incorporation and bylaws, of Endesa-Chile, consists of nine directors who are elected at the annual regular shareholders meeting. Each director serves for a three year term and the term of each of the nine directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three year term, the board of directors may appoint a temporary director to fill the vacancy until a permanent replacement is elected at the next general shareholders meeting. The current board of directors was elected in March 2004 and their terms expire in March 2007. The members of the board of directors do not have service contracts with Endesa-Chile or any of its affiliates that provide benefits upon termination of employment.

     Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s estatutos and the stockholders’ resolutions. In addition to the estatutos, the Board of Directors of Endesa-Chile has adopted regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are the following:

     The Internal Regulations on Conduct in Securities Markets, approved by the Board on June 2002, which determine the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information and acting in the securities markets.

     The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board in July 2003, and the Employees Code of Conduct, which develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also impose limitations on the activities our senior executives and other employees may undertake outside the scope of their employment with us, such as non-compete limitations.

     The above regulations and rules reflect our core principles of transparency, respect for stockholders’ rights, and the duty of care and loyalty of the directors imposed by Chilean law.

   Compliance with NYSE Listing Standards on Corporate Governance

     Following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange. Because we are a “controlled company” under the NYSE rules (a company of which more than 50% of the voting power is held by an individual, a group or another company), we would not, were we a domestic U.S. company, be subject to the requirement that we have a majority of independent directors, and nomination and compensation committees.

     Independence and functions of the Audit Committee

     Under the NYSE corporate governance rules, all members of the audit committee must be independent. We will be subject to this requirement effective July 31, 2005. As required by Chilean Law, Endesa-Chile has a Comité de Directores composed of three directors. Although Chilean Law requires that a majority of the Comité de Directores (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Comité de Directores to be composed of a majority or even a unanimity of controlled directors, if there are not sufficient non-control directors on the board to serve on the committee. Currently, our Comité de Directores is composed by a majority of non-control directors. Our Comité de Directores does not currently meet the independence requirements to which the audit committee of Endesa-Chile, whether the Comité de Directores or a different committee, will become subject on July 31, 2005, or the additional independence requirements to which the audit committees of U.S. companies are subject.

     Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions enumerated in NYSE Listed Company Manual Rules 303A.06 and 303A.07 Non-U.S. companies are required to comply with Rule 303A.06 beginning July 31, 2005 but are not at any time required to comply with Rule 303A.07. We do not currently comply with these rules, but we expect that, when we become subject to Rule 303A.06, we will comply with both the independence and the function requirements of the rule.

     Corporate Governance Guidelines

     The NYSE’s corporate governance rules require U.S. listed companies to adopt and disclose corporate governance guidelines. Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above.

   Committees and Other Advisory Bodies

     The Comité de Directores

     The Comité de Directores is composed of three members who are simultaneously directors of the Company. It performs the following functions:

•	examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•	formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•	examination of information related to operations by the Company with related parties and/or related to operations in which the Company board members or relevant executive officers may have personal interest;

•	examination of the remuneration framework and compensation plans for managers and executive officers; and

•	any other function mandated to the committee by the estatutos, the board of directors or the shareholders of the company.

     The members of this Committee are Luis Rivera Novo, Jaime Bauzá Bauzá, and Antonio Tuset Jorrat. Luis Rivera Novo has served as chairman of this committee since July 25, 2002.

D. Employees.

     As of December 31, 2003, the personnel of Endesa-Chile and its subsidiaries was as follows:

		Professionals
		and
Company	Executive Officers	Technicians	Other Employees	Total
In Argentina
Central Costanera S.A.	5	213	15	233
Hidroeléctrica El Chocón S.A.	1	43	6	50

Total Personnel in Argentina	6	256	21	283
In Brazil
Centrais Elétricas Cachoeira Dourada S.A.	2	47	4	53
Total Personnel in Brazil	2	47	4	53

In Chile (1)
Endesa-Chile	28	400	38	466
Pehuenche	0	3	0	3
Pangue	0	0	0	0
San Isidro	0	2	0	2
Celta	1	0	0	1
Ingendesa	3	183	25	211
Túnel El Melón	1	22	2	25

Total Personnel in Chile	33	610	65	708
In Colombia
Emgesa	7	250	28	285
Betania	1	32	1	34

Total Personnel in Colombia	8	282	29	319
In Peru
Edegel	5	128	19	152

Total Personnel in Peru	5	128	19	152

Total Personnel of Endesa-Chile and Subsidiaries	54	1.323	138	1.515

(1)	On June 23, 2003, Endesa closed the sale of Infraestructura Dos Mil with the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. Through Infraestructura Dos Mil, Endesa had a 60.04 % shareholding in Sociedad Concesionaria Autopista del Sol S.A. and a 58.36 % shareholding in Sociedad Concesionaria Autopista Los Libertadores S.A.

     All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable. In addition, under Endesa-Chile’s collective bargaining agreements, Endesa-Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death, in specified amounts that increase according to seniority. Management believes Endesa-Chile’s relationship with its trade unions is a positive one. We entered into a new collective bargaining agreement with our engineering personnel in January 2004. This agreement has a term of three years. In May 2004, we began the renegotiation of the collective bargaining agreements with our electro-mechanical, technical and administrative personnel that must be closed on June 30, 2004.

     Various amendments were made to the Chilean Code of Labor, which came into effect as of December 1, 2001. Among the principal reforms are the following:

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

     Anti-union practices. Several amendments relating to anti-union practices have been introduced by the reform. Among others, in the event that a judge decrees that a given layoff violated labor union practices, the employee may choose to be reinstated to his former job, or demand the payment of the applicable compensation and, in addition, receive an indemnification which would be determined by the judge (within the margins established by the law). Another amendment protects employees who participate in the creation of a union from being dismissed from ten days before the date in which the union is created until thirty days after such date.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     Endesa-Chile has only one class of capital stock. As of December 31, 2003, according to Endesa-Chile’s shareholder records, 27,334 registered shareholders held its 8,201,754,580 shares.

     The following table sets out information concerning beneficial ownership of Endesa-Chile’s shares as of December 31, 2003.

	As of December 31, 2003
		Percentage of
	Shares Beneficially	Total Shares
	Owned	Outstanding
Enersis (1)	4,919,488,794	59.98%
Citibank, N.A. (2)	407,728,650	4.97%
Directors and executive officers (6 persons) (3)	432,593	0.00%

(1)	Endesa-Spain, as of December 31, 2003, directly or indirectly, owned 60.6% of the share capital of Enersis, which holds 60.0% of Endesa-Chile.

(2)	Represents the number of shares held in the form of ADSs. The ADSs are evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under a Deposit Agreement dated as of 3 August 1994 (the “Deposit Agreement”) among Endesa-Chile, Citibank N.A. as depositary and the holders from time to time of ADRs issued thereunder.

(3)	Excludes shares held by Enersis.

     Enersis, a holding company engaged in the distribution and, through Endesa-Chile, the generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of December 31, 2003, directly or indirectly, 60.0% of Endesa-Chile’s outstanding capital stock. During 2003 Enersis performed a Capital Increase, which resulted in Endesa-Spain reducing its participation directly and indirectly from 65% to 60.6% beneficial interest. On April 13, 1999, Enersis, which already owned 25.3% of Endesa-Chile, launched a tender offer to purchase up to 34.7% of Endesa-Chile’s outstanding shares, subject to shareholder approval of a resolution to increase the maximum percentage of shares that may be beneficially owned by any one shareholder from 26% to 65%. On April 8, 1999, Endesa-Chile’s shareholders passed the resolution and on May 11, 1999, Enersis successfully completed its tender offer for an additional 30% of Endesa-Chile’s outstanding shares on the Santiago Stock Exchange. On May 14, 1999, Enersis acquired an additional 4.7% of Endesa-Chile’s shares in a concurrent US tender offer, increasing its ownership interest in Endesa-Chile to 60%.

B. Related party transactions.

     Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. The Directors’ Committee examines several company operations and contracts with related companies, referred to in Clause 89 of the Companies Law, and reports on these agreements to the Company’s Board. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved the terms of such transaction and that such terms are similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions to the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

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

     It is common practice in Chile to transfer surplus funds of one company to another related company that has a cash deficit It is the Endesa group’s policy that all cash inflows and outflows of Endesa-Chile and Endesa-Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis. These operations are carried out through short-term inter-company loans. Under Chilean law and regulation, such transactions must be carried out on an arms’ length basis. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Board of Directors’ Committee. These transactions are priced at TIP (variable Chilean interest rate) + 0.05% per month.

     In other countries in the regions in which we do business, these intercompany transactions are permitted but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries in a centralized manner.

     Endesa-Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2003, the outstanding net balance for such loans was US$431 million, the largest amount outstanding during 2003. Additionally, Endesa-Chile lent money to its foreign subsidiaries, in order to finance foreign investments, in an amount of US$481 million as of December 31, 2003. The largest amount outstanding during 2003 for such loans to its foreign subsidiaries was US$492 million.

     The interest rate on these intercompany loans to Endesa-Chile’s subsidiaries ranges from 3.77% to 8.13% in Chile, with a weighted average interest rate of approximately 4.6%. The interest rate on these intercompany loans to Endesa-Chile’s foreign subsidiaries ranges from 6.58% to 9.00%, with a weighted average interest rate of approximately 7.3%.

C. Interests of experts and counsel.

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

     See Item 18 for our consolidated financial statements.

Legal Proceedings

Chile

   Chilean Electricity Regulations

     The Chilean government imposed electricity rationing during three periods in 1998 and 1999. During these periods, Endesa-Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy. When the Chilean government imposes electricity rationing, it limits the amount of electricity we can generate during drought conditions or prolonged failures in the country’s thermoelectric facilities. If, due to the rationing, we are unable to generate enough electricity to fulfill our contracts we may be forced to buy electricity on the electricity pool market at the spot price. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the CNE. The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of drought or electricity deficiency. If we are unable to buy enough electricity in the pool market to satisfy all our contracts, then we have to compensate our regulated customers for the amount of contracted-for electricity we failed to provide at the “cost of failure.”

     The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period. Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-69 constituted “force majeure” and provided an exemption from paying the cost of failure for electricity. Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the “force majeure” exemption should be applied and disputed the applicability of failure cost during the first rationing period. The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the electricity pool market between generation companies in those node locations and during the hours when the energy supplied was not enough to satisfy the demand had to be calculated based on failure costs. However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC dispatch center. As of the date of this annual report, no such procedures have been established. Even if an unfavorable decision is reached, it will not have material adverse consequences on the Company.

     The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree, which began on June 12, 1999 and was extended to August 31, 1999. In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute “force majeure”. In addition, the amended Electricity Law provided for the compensation of customers in the event of electricity rationing occurring as a result of any hydrological event. There is no maximum level of compensation.

     The amended Electricity Law also provided for the payment of fines by electricity generators of up to a maximum amount of approximately US$5.2 million per breach resulting from inadequate supply to the electricity system. In respect of the third rationing decree period Endesa-Chile paid US$2.3 million by way of compensation to customers in 1999. The amount paid was based on the days and hours in which rationing actually occurred. Endesa-Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who in turn provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts. Notwithstanding Endesa-Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient. Endesa-Chile has contested this assertion. The Chilean courts are currently reviewing this case. Even if an unfavorable decision is reached, it will not have material adverse consequences on the Company.

     Endesa-Chile and its subsidiaries and related companies are parties to legal proceedings arising in the normal course of business that are not material to Endesa-Chile’s consolidated results of operations, either individually or in the aggregate. Endesa-Chile is currently evaluating legal action that may be taken in response to the 1999 amendment to the Electricity Law regarding the imposition of fines for non-provision of energy to the system in drought conditions.

   Ralco Insurance Agreement

     In January 2002, AGF/Allianz Chile Compañïa de Seguros Generales S.A. (“AGF/Alianz”) filed an arbitral claim against Endesa-Chile, requesting the rescission of an insurance policy, which covers all construction and assembly risks in connection with the construction of the Ralco hydroelectric facility. AGF/Allianz’ claim is based on the existence of known risks, the aggravation of known risks and Endesa-Chile’s failure to provide information on the nature and extent of the known risks. The arbitration court ruled in favor of Endesa-Chile. In turn, Endesa-Chile filed an arbitral claim against AGF/Allianz in January 2003 in connection with damages to the Ralco hydroelectric facility resulting from floods in May 2001. The claim requests that AGF/Alianz compensate Endesa-Chile approximately US$11.4 million for the damages resulting from the floods. This US$11.4 million amount is based on the opinion rendered by Endesa-Chile’s loss adjuster. Endesa-Chile cannot predict the result of this arbitration proceeding.

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

     On May 30, 2003, the plaintiffs requested the suspension of the Ralco Project, which was rejected by the court. Instead of suspending the entire works related to the Ralco Project, the judge ruled that the flooding of the dam should not proceed.

     In September 2003, the Company and the group of people belonging to the Pehuenche ethnic group reached an extrajudicial settlement agreement ending all the lawsuits initiated against the Ralco project, including the one of the Sixth Civil Court of Santiago. This agreement was executed in October 2003.

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

     On July 30, 2003 the Court of Arbitration ruled in favor of Endesa-Chile, rejecting the lawsuit in all its parts. HQI filed all their claims against the ruling of the Court of Arbitration and on May 10, 2004 the Court of Appeal of Santiago confirmed the ruling of the Court of Arbitration.

   Resolution 88

     On July 5, 2002, the Company submitted a petition to nullify Resolution 88 of the Ministry of Economics, which provided for a deviation in the Load Dispatch Center of the SIC. Resolution 88 provides that a SIC power distributor that has exhausted its power supply should be supplemented by all SIC generators, according to their apportioned participation in the SIC, at the regulated price (node price). The basis for the Company’s petition was that Endesa-Chile considered this resolution unconstitutional since it breaches the right to property and violates the Company’s freedom to contract energy. On April 2004 the ruling declared was unfavorable for Endesa-Chile. The Company has contested such ruling before the Court of Appeal.

   Proceedings for annulment and other actions presented by Punta de Lobos S.A. against Endesa-Chile, Celta and others.

     Endesa-Chile holds a maritime concession in the zone of Puerto Patache in Iquique, Chile that allows it to exploit Puerto Patache. The fixed assets on Puerto Patache belong to Celta. Puerto Patache is principally used for the unloading of coal, used as the fuel for Celta’s thermal power plant annexed to Puerto Patache.

     In August 2002, Endesa-Chile and its subsidiary Celta were notified of a petition, in which Punta de Lobos S.A., requested to nullify the concessions, transfers or any other legal actions undertaken by Endesa-Chile for the benefit of Celta concerning the assets that Endesa-Chile holds in its maritime concession in Puerto Patache. Punta de Lobos also requested the discontinuance of the maritime concession granted to Endesa-Chile by the State of Chile. Endesa-Chile and Celta responded to the petition arguing that since neither the maritime concession nor the concession of the assets that are part of Puerto Patache represent alienation acts and Endesa-Chile has complied with the laws regulating maritime concessions, the requested discontinuance has no legal validity.

     In 2003, Punta de Lobos initiated another suit against Endesa-Chile, Celta and Terminal Marítimo Minera Patache S.A., principally requesting to nullify the promise of sale of Puerto Patache by Endesa-Chile and Celta to Terminal Marítimo Minera Patache S.A. agreed upon in November 2001. In February 2003, Punta de Lobos filed another claim in order to impede new administrative actions related to the sale of Puerto Patache. The sale has not been finalized by an agreement due to a series of legal and administrative actions taken by Punta de Lobos in an attempt to frustrate the transfer of the maritime concession and Puerto Patache from Endesa-Chile and Celta to Terminal Marítimo Minera Patache S.A.

     The three lawsuits filed by Punta de Lobos against Endesa-Chile and Celta were initiated after the decision of Celta to abandon the request for bids for the purchase of Puerto Patache, which occurred in November 2001. Punta de Lobos and Terminal Marítimo Minera Patache, who are rivals in the world market of salt, both placed bids for Puerto Patache. After such declaration, Celta and Endesa-Chile initiated private negotiations with Terminal Marítimo Minera Patache that ended in the execution of a promise of sale agreement subject to certain conditions for the sale of Puerto Patache and the transfer of the maritime concession. The contingency of the lawsuits is approximately US$15 million. Currently, due to the existence of precautionary measures and that certain contractual conditions have not been met, the transfer of Puerto Patache has not been able to be executed.

   Claim by Minera los Pelambres against Endesa-Chile

     In October 2003, Minera Los Pelambres (“Los Pelambres”) filed a claim against us for alleged misrepresentations made by us in a purchase and sale agreement entered into between Endesa-Chile and Los Pelambres on June 12, 2002, regarding the power line between San Isidro and Los Piuquenes, which started its operations in 1999. This purchase and sale agreement was entered into pursuant to an option included in a pre-existing contract, between Los Pelambres and Endesa-Chile, for the supply of electricity and power. Under the terms of the original contract, which was entered into on October 28, 1996, Endesa-Chile would build various structures to supply electricity to Los Pelambres, including a power line between San Isidro and Los Piuquenes. Los Pelambres had the option to buy these structures, and exercised that option in the year 2000, one year after the line commenced its activities. Subsequently, in the year 2002 the purchase was formalized, for a purchase price of US$ 32 million. Los Pelambres claims that we made certain misrepresentations in the purchase and sale agreement as to the function, design and construction of the power line.

     In November 2003, we filed an answer to Los Pelambres’s complaint, in which we denied all of Los Pelambres’s claims. Endesa-Chile has argued that the operational difficulties that the line has presented are due to climatic reasons of force majeure and that the line is well designed and constructed in accordance with the conditions of the bid that was prepared by Los Pelambres. The lawsuit is currently in discovery.

     Los Pelambres claims it has suffered damages in the amount of approximately US$22.8 million for costs it may incur to repair the line. It also claims that Endesa-Chile should compensate them approximately US$6.5 million, which is the amount they believe they overpaid for the power line due to our alleged misrepresentation as to its condition and construction.

Argentina

   Stamp Tax for Transportadora de Gas del Norte S.A. and Endesa-Chile

     On March 27, 2001, Endesa-Chile was notified of the Resolution of the administrative agency Dirección Provincial de Rentas in the Neuquén Province against Transportadora de Gas del Norte S.A. (“TGN”). This resolution was related to the Stamp Tax charge of $13,943,572 Argentine pesos (including tax, interests and penalties calculated on February 28, 2001). On April 5, 2001, TGN filed an appeal before the Dirección Provincial de Rentas which effectively suspended the obligation of the payment. On April 11, 2001, Endesa-Chile filed an appeal to review the resolution and the process used by the Provincia to determine the tax and apply the sanctions. On November 8, 2001 the Dirección Provincial de Rentas notified Endesa-Chile of Resolution 591/DPR/2001, which required us to pay the sum of Ar$2,784,507.98 (this sum does not include interests and penalties), for the concept of taxes for the two gas transportation contracts executed by TGN and Endesa-Chile. On November 22, 2001 Endesa-Chile presented its response against this Resolution. The ruling of the Dirección Provincial de Rentas is still pending as of the date of this annual report.

Brazil

   Drawback

     In 1998, CIEN received a fiscal incentive (“Drawback”) for the import of goods and equipment for the construction of electrical transmission lines between Brazil and Argentina with the suspension of federal taxes on imports and industrialized products. This fiscal incentive covered goods and equipment imported by March 31, 2001. Before that date, CIEN requested an extension in order to include the import of goods and equipment still pending for inclusion in the project. The extension of the term for the fiscal incentive was denied and CIEN appealed against that decision administratively, and through the courts, obtained a preliminary and provisional decision to ensure the extension of the Drawback to import goods and equipment still required to complete the project. Following the final communication of DECEX concerning the non-extension of the drawback, CIEN presented other administrative proceedings and obtained, through the court, the suspension and approval for the release of equipment free of taxes, until the final administrative final decision. However, it is very probable that the Ministry of Development will confirm the cancellation of the benefit. In that event, CIEN will bring legal proceedings to investigate the matter in more detail. A final decision against the interests of CIEN could represent a contingency for CIEN of approximately US$100 million.

   ICMS Fiscal Incentives

     Under legislation of the State of Rio de Janeiro in effect at the time when the concession of the fiscal incentives (drawback) from federal taxes (as stated in the previous point) was in effect, CIEN would have the right to obtain drawbacks on imports of goods and equipment for the carrying out of the electricity transmission line project between Brazil and Argentina, with a suspension of tax (VAT) on the circulation of merchandise and services — ICMS (state tax).

     In April 1999, CIEN obtained from the tax authorities of the State of Rio de Janeiro the drawback related to the ICMS. However, this drawback was cancelled in 2003 by a decree issued by the Legislative Assembly of the State of Rio de Janeiro due to differences in legal interpretation regarding the right of CIEN to avail itself of this incentive. Considering the mentioned Decree in January 31, 2004 CIEN decided to integrate the REFERJ (State Tax Restructuring Authority) and the total due amount (US$35,897,435.90) is being paid beginning in January 2004 in 120 monthly installments.

   Class Action Suit Against COPEL and CIEN

     In 2001, a class action by the citizens of Paraná was brought against CIEN, COPEL, the State of Paraná and its Governor, and the ANEEL (the Brazilian electricity regulatory agency). The class action suit alleges, among other things, that the power supply agreement with COPEL and CIEN was not properly authorized. The group is seeking the nullity of the 1999 power supply contract with COPEL and CIEN (currently 400MW) and the suspension of the privatization of COPEL. If the group of citizens is successful the energy contracts between CIEN and COPEL, which represent US$ 107 million in annual revenues for CIEN, could be nullified. However, an early termination of this contract would allow us to re-contract this energy.

     While the matter remains active, CIEN has yet to be summoned to appear in relation to this class action. We believe that the possibility that a court will nullify the power supply contract is extremely remote.

   Administrative Tax Demand for Federal Taxes

     In May 2003, CIEN was notified of an administrative tax demand brought by the federal tax authorities for amounts supposedly due in relation to “Imposto de Renda Pessoa Jurídica — IRPJ,” “Programa de Integração Social — PIS,” “COFINS” and “Contribuição Social sobre Lucro Líquido,” incidents concerning financial transactions and exchange fluctuations occurring in 1998 and 1999, i.e. when CIEN was still in a pre-operating phase.

     CIEN has to present its defense in July 2003. According to the defense lawyers and lawyers who gave legal opinions on the matter in 1998 and 1999, there is a good probability of a decision favorable to CIEN. A final adverse decision to CIEN would imply a contingency of approximately US$7 million.

   Legal Proceeding by CELG

     In April 2003, CELG, the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take or pay contract with Cachoeira Dourada. CELG has also claimed damages of approximately US$250 million from 1997 to 2003 relating to this contract. On July 4, 2003, the court presiding over the dispute ruled that CELG would be required to make payments, until the final decision is ruled, to Cachoeira Dourada at price ranges significantly lower than the R$61.63 per MWh amount provided for under the current terms of the take or pay contract. Cachoeira Dourada appealed this ruling, and obtained only a decision establishing that CELG should make a deposit in court of the difference between the old price and amount actually paid according to the July decision. The terms of this contract provide for payments of approximately R$16.0 million per month of which Cachoeira Dourada has received, up to the last day of December 2003, approximately R$51.5 million, corresponding to less than half of the payments due under the contract for the year. On June 16, the preliminary and provisional judgment was revoked, which obliges CELG to pay 100% of the payments due under the contract. CELG has petitioned for reconsideration of this petition. A final unfavorable decision could mean that Cachoeira Dourada would receive significantly lower payments from its only customer. Cachoeira Dourada has not made provisions for the accounts receivable from CELG or CELG’s damages claim. If CELG were to prevail in its damages claim, it would have a material adverse effect on our results of operations.

     In September 2003, another claim was filed by CELG against Cachoeira Dourada in the amount of approximately R$357 million (which is approximately US$120 million as of the date of this current report) seeking indemnity for losses resulting from the energy rationing crisis in Brazil. CELG claims an energy supply shortfall of 20% from the amount provided for in the supply agreement between CELG and Cachoeira Dourada. Cachoeira Dourada was notified of the proceeding and in November 2003 argued, among other things, that CELG has already received tariff compensation for the supply shortfall pursuant to a “Rationing Agreement” signed by certain

Brazilian energy companies, including Cachoeira Dourada. Although Cachoeira Dourada expects a favorable decision, we cannot assure that it will prevail in this proceeding.

   Demand for Annulment of Privatization of Cachoeira Dourada.

     A legal demand was made in 1997 against the State of Goiás and others mainly requesting the annulment of the privatization of Cachoeira Dourada. We were only notified of this demand in 2002. Cachoeira Dourada responded to the demand by arguing that the demand was inappropriate, as it has challenged the legality and legitimacy of the entire privatization process of Cachoeira Dourada. Cachoeira Dourada also requested to remit the demand to the federal court to decide whether ANEEL should become a party to these proceedings.

     The legal demand filed against Cachoeira Dourada did not call for a specific compensation or damages award. Additionally, there is no legal precedent that would enable us to estimate the potential liability. We are currently awaiting the final decision on this matter and Cachoeira Dourada’s expectation is to have success in this demand.

Colombia

   Capacity Charge

     Resolution 077 of the Energy and Gas Regulatory Commission (“CREG”), dated November 8, 2000, amended Resolution 116/96 by declaring that the hydrological conditions of the year 1992 (which was the driest year in recorded Colombian history) will no longer be used as the basis for calculating the capacity charge. Instead, the hydrological conditions of the last driest 12 years will be used for purposes of this calculation. The hydrological series considered in this manner have a very low energy contribution, resulting in a reduction of the hydraulic generation used in the model for the calculation of the Capacidad Remunerable Teórica (“CRT”) and benefiting the thermal generation.

     On December 4, 2000, Emgesa filed a lawsuit in the Supreme Court of Antioquia, to prevent the CREG from carrying out the calculation of the capacity charge, which was scheduled for December 22, 2000. Subsequently, Emgesa and Betania asked to revoke CREG Resolution 077 of 2000 based on violations of due process and the right of equality. Both requests were rejected by the CREG in Resolutions 107 and 109 dated December 18, 2000. Finally, on March 10, 2000, Emgesa and Betania presented an action for annulment against CREG Resolutions 077 and 111 of 2000. As of the date of this annual report, the Supreme Court of Antioquia has not resolved this action.

     On December 22, 2000, CREG calculated the capacity charge under the new model for Emgesa and Betania. The Emgesa and Betania filed a lawsuit on April 30, 2001 before the Supreme Court of Antioquia seeking to reverse the new calculation. The ruling of the court is still pending.

     In March 2002, CREG calculated the capacity charge under the new model for Emgesa and Betania. The Emgesa and Betania filed a lawsuit on January 13, 2003 before the Supreme Court of Antioquia seeking to reverse the new calculation. The ruling of the court is still pending.

     Every year the administrator of the electricity system (“ASIC”) estimates the capacity charge for the following year. Emgesa and Betania petitioned ASIC to revoke the estimates carried out for the years 2001, 2002, 2003 and 2004. ASIC rejected all the requests for revocation. After that, both companies filed lawsuits before the Supreme Court of Antioquia (32 lawsuits until the present date) for the annulment of the resolutions adopted by ASIC. The Supreme Court of Antioquia has not decided such actions.

Emgesa S.A. Muña Class Action

     On August 16, 2001, approximately 4,000 inhabitants of the Sibaté-Cundinamarca community filed a class action environmental claim before the Administrative Court of Cundinamarca. This claim was based on the alleged pumping of polluted waters from the Bogotá River to the Muña Reservoir for the generation of electricity. The defendants are a group of public and private entities, including Emgesa. The plaintiffs are seeking damages of approximately US$1.108 billion. The plaintiffs allege that the pollution has been occurring for several decades. It is important to note that Emgesa did not begin generating energy in the Muña Reservoir until the end of 1997, when it was incorporated. In addition, there is a separate claim seeking the decontamination of the Muña Reservoir, which may present an additional liability of US$3 to 5 million for Emgesa. Moreover, Empresa de Energía Eléctrica de Bogotá, the previous owner of the Muña Reservoir, was recently ordered by a judicial ruling to begin the decontamination process of the Muña Reservoir, which may offset the amount of damages Emgesa will be responsible for should the plaintiffs prevail in either of these proceedings.

Peru

   SUNAT Income Tax Assessment

     As a result of a tax audit, the Peruvian Tax Administration Superintendent (“SUNAT”) initially assessed a US$86 million income tax claim against Edegel relating to the 1996 spin-off that originated Edegel. This income tax claim corresponds primarily to, among others, excessive tax depreciation for revalued fixed assets. SUNAT based its assessment on the Seventh Transitory and Final Provision of Law No. 27034, which repealed, as of the 1999 accounting period, the option to depreciate the revaluation of fixed assets. In January 2002, Edegel filed an objection to the assessment and concurrently commenced arbitration proceedings against the Peruvian State, pursuant to its stability agreement, in order to resolve the dispute initiated by the SUNAT assessment.

     Prior to the decision of the arbitrator, which ultimately favored Edegel by deciding that Law No. 27,034 was not applicable, SUNAT ruled against Edegel repealing its revaluation of its fixed assets. Edegel appealed this SUNAT ruling in a petition to the Tribunal Fiscal on April 10, 2002. The Tribunal Fiscal, adhering to the arbitration proceedings initiated by Edegel, ruled that the SUNAT ruling was void. The Tribunal Fiscal ordered SUNAT to resolve the disputed issues by taking into account the legal framework determined by the arbitration and the criteria in Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, if applicable, in its tax assessment.

     On July 10th, 2003 by an Intendance Resolution N°0150150000032 SUNAT resolved the controversy and accepted some of Edegel’s claims. However, regarding Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, SUNAT determined that tax benefits granted by Law No. 26,283 and its regulation (Supreme Decree No.120-94-EF) were not applicable to Edegel because the 1996 spin-off was not real. Additionally, SUNAT objected to the market value attributed to the fixed assets Edegel acquired from Talleres Moyopampa. The Peruvian tax Authority claims a tax liability for the fiscal years 1996, 1997, 1998 and 1999 in the amount of Peruvian soles 555 million (approximately US$159 million) in connection with, among other things, the 1996 spin-off that created Edegel.

     On August 1st, 2003, Edegel appealed SUNAT’s ruling (Intendance Resolution N°0150150000032) to the Tribunal Fiscal. Furthermore, in September and November 2003 Edegel presented complementary written reports to Tribunal Fiscal in order to reinforce its legal and economic position.

     On November 14, 2003 Edegel accepted some of SUNAT’s claims and partially paid approximately US$15 million. However, the most significant claims remain in controversy (these include excessive tax depreciation for revalued fixed assets, Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code and market value of acquired fixed assets).

     Finally, a hearing took place on December 10th, 2003, in where Edegel made an oral presentation of its arguments. Currently, Tribunal Fiscal is evaluating the case.

     Notwithstanding SUNAT’s initial tax claim reached US$86 million, given that Tribunal Fiscal’s final position is unknown regarding the excessive tax depreciation for revalued fixed assets, Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, and market value of acquired fixed assets, Edegel cannot predict an outcome. If the result is not favorable to Edegel, it can appeal to the Court of Appeal (Corte Superior) and if such decision is unfavorable to Edegel, it can appeal to the Supreme Court (Corte Suprema). In such a scenario, the appeal process can last up to two and a half years. Edegel believes that the Peruvian Tax Authority will not prevail in this matter and is therefore, not making provisions for the amount asserted by the Peruvian Tax Authority.

Dividend Policy

     As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued Shares eligible to vote, Endesa-Chile must distribute a cash dividend in an amount equal to at least 30% of Endesa-Chile’s consolidated net income for each year (on a Chilean GAAP basis), unless and except to the extent Endesa-Chile has carried forward losses. Subject to this requirement, Endesa — Chile’s dividend policy is proposed to the shareholders at the annual regular shareholders’ meeting of Endesa — Chile, as is the policy the board of directors intends to follow with respect to the payment of dividends for that year. At such meeting, shareholders consider and, if in order, approve the final dividend proposed by the board of directors in respect of the prior year’s results.

     In each year since 1990, Endesa-Chile has declared as dividends 100% of its net income. However, at the annual regular shareholders meeting held on April 2001, the board of directors’ recommendation to change Endesa-Chile’s dividend policy to provide for dividends that amount to 30% of the net income for 2000 was approved. The board of directors recommended this change because much of the net income for 2000 did not represent recurring profits and the retained earnings would reinforce the Company’s financial position and provide more funds for future projects. At the annual regular shareholders meeting held on March 2004 the dividend policy to provide for dividends an amount to 30% of the net income for 2003 was approved.

     Considerations that are relevant to a determination by the board of directors to propose a dividend include current and projected operating results, any applicable restrictions in Endesa-Chile’s credit agreements and any other relevant factors. Shareholders’ approval of a proposed dividend is typically made subject to the board’s ability to change the amount and timing of the dividend if circumstances relating to any of the foregoing considerations change subsequent to such shareholders’ approval. In addition, because certain of the operations of Endesa-Chile are conducted through subsidiaries, Endesa-Chile’s ability to pay dividends depends, in part, on its receipt of dividends from such subsidiaries. Currently, there are no restrictions on the ability of Endesa-Chile or any of its subsidiaries to pay dividends, other than customary legal restrictions limiting the amount of dividends to net income and retained earnings and except for the following: Endesa-Chile and its subsidiary Pehuenche may not pay dividends in excess of net income adjusted for non-cash items in respect of any fiscal year (utilidades liquidas y realizadas) plus any such amount retained from prior periods; Edegel may not pay dividends in the case of default of certain loans; Costanera is prohibited from paying dividends and inter-company interest, undertaking capital reductions and repaying debt while certain debt is outstanding; and Betania is restricted from paying dividends in the case of default of certain loans, prohibited from repaying inter-company debt unless it raises additional funds from the sale of assets or capital reduction of its subsidiaries (Emgesa), and prohibited from paying inter-company interest if any scheduled payment of the syndicated loan is due and not paid.

     The Company pays dividends to shareholders of record as of five business days before the payment date. Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

     The table below sets forth, for each of the calendar years indicated, the per share amounts of dividends paid by the Company when earned and the amount of dividends paid per 30 Shares (one ADS represents 30 Shares) in U.S. dollars converted at the Observed Exchange Rate on each date of payment. See “Item 10. Additional Information — Exchange Controls.”

	Dividends Paid (1)
			US$ per 30 Shares
Year	Ch$ per Share (2)	Ch$ per Share (3)	(ADS)(4)
1997	11.74800	14.24738	0.720
1998	2.06200	2.35490	0.119
1999	—	—	0
2000	0.96000	1.02266	0.052
2001	0.94000	0.97598	0.049
2002	0	0	0
2003	2.30000	2.30000	0.116

(1)	Amounts shown do not reflect reduction for any applicable Chilean withholding taxes or dividends declared but paid out in a different calendar year.

(2)	Amounts shown are in historical Chilean pesos.

(3)	Restated in constant Chilean pesos as of December 31, 2003.

(4)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate of Ch$593.80 = US$1.00, the Observed Exchange Rate prevailing on December 31, 2003, to the constant Chilean peso amount.

B. Significant Changes.

     None.

Item 9. The Offer and Listing.

A. Offer and listing details.

Market Price and Volume Information

     The shares are traded on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. Endesa-Chile conducted a preemptive rights offering and United States offering of ADSs in 1994 (the “1994 Offerings”). Since the conclusion of the offerings in 1994, the ADSs (each ADS representing 30 shares) have been traded in the United States on the New York Stock Exchange under the symbol EOC. The ADSs are evidenced by American Depositary Receipts, ADRs. The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa-Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.

     Endesa-Chile’s outstanding notes are not listed on any exchange. The notes are traded primarily in the over-the-counter market in the United States.

     The table below shows, for the periods indicated, annual, quarterly, high and low closing prices in Chilean pesos for the Shares on the Santiago Stock Exchange and the annual, quarterly high and low closing prices of the ADSs in U.S. dollars as reported by the New York Stock Exchange.

	Santiago Stock Exchange (1)(2)		NYSE (1)
	Ch$ per Share		US$ per ADS
Most Recent Six Months	High	Low	High	Low
2004
June (through June 21)	264.01	258.00	12.30	11.90
May	275.00	255.00	13.14	11.50
April	279.00	257.91	13.61	12.71
March	264.51	242.00	13.52	11.71
February	266.50	228.00	13.64	11.57
January	244.00	229.00	13.31	11.60
2003 Annual	253.00	172.00	12.02	7.02
1st Quarter	189.01	172.00	8.10	7.02
2nd Quarter	224.50	172.00	9.54	7.10
3rd Quarter	238.00	208.50	10.80	8.90
4th Quarter	253.00	222.00	12.02	10.63
2002 Annual	236.00	152.50	10.73	6.05
1st Quarter	236.00	188.00	10.73	8.15
2nd Quarter	219.00	172.00	10.18	7.60
3rd Quarter	206.00	161.40	8.99	6.50
4th Quarter	189.00	152.50	8.00	6.05
2001 Annual	254.00	190.99	12.22	7.96

	Santiago Stock Exchange (1)(2)		NYSE (1)
	Ch$ per Share		US$ per ADS
Most Recent Six Months	High	Low	High	Low
2000 Annual	254.70	180.00	14.37	9.75
1999 Annual	264.00	146.00	14.19	10.94

(1)	Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)	Chilean pesos per Share reflected nominal price at trade date.

     As of May 31, 2004, ADRs evidencing 13,590,955 were outstanding (equivalent to 407,728,650 shares or 4.97% of the total number of issued shares). It is not practicable for the Company to determine the proportion of ADRs beneficially owned by US persons. The stock closed at US$11.82 on the last day of trading in the New York Stock Exchange in 2003.

B. Plan of distribution.

     Not applicable.

C. Markets.

     The Santiago Stock Exchange was established in 1893 as a private company. Its equity consists of 48 shares held by 46 stockholders as of the date of this filing. As of December 31, 2003, 239 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and, for the year ended 2002, accounted for 76.7% of all equity traded in Chile. Approximately 23.2% of equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 0.1% of equity was traded on the Valparaíso Exchange.

     Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and US$ are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments, U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 11:30 a.m. and from 4:00 p.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to 11:00 a.m. to 5:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions, 11:30 a.m., 1:00 p.m. and 3:30 p.m.

     There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA and the IPSA. The IGPA is calculated using the prices of over 180 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2003, Endesa-Chile was included in the IPSA.

     Shares of Endesa-Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 30 common shares (the same unit conversion of 30:1 as an ADS) and the trading ticker symbol is “XEOC.” Trading of our shares in the Latibex during 2003 amounted to 2,604,845 units, which in turn was the equivalent of €20,307 thousand. The stock closed at €9.45 on the last day of trading in Latibex in 2003.

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

     The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, the Superintendency of Securities and Insurance, or the SVS, under the Ley de Mercado de Valores No. 18045, or the Securities Market Law, and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act clarifies rules establishing publicly held limited liability companies while eliminating government supervision of private companies. On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held companies and new rules regarding change of control, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions. Publicly held limited liability companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings exceed such percentage, and all other companies which are registered with the SVS, regardless of the number of their shareholders. Endesa-Chile is a publicly held limited liability company.

Reporting Requirements Regarding Acquisition or Sale of Shares.

     Under Article 12 of the Securities Market Law and Section II Circular 585 of the SVS, certain information regarding transactions in shares of publicly held limited liability companies must be reported to the SVS, the Chilean stock exchanges, and the Comisión Clasificadora de Riesgo, or the Risk Classification Committee. Since the ADRs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1,375 of the SVS. Shareholders of publicly held companies are required to report to the SVS, the Chilean stock exchanges.

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares that results in the holder’s acquiring or disposing, directly or indirectly, of 10% or more of a publicly held company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a publicly held limited liability company’s subscribed capital.

     Any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by a director, receiver, principal executive, general manager or manager of a company which is party to any of the above-mentioned transactions, must be reported to the SVS, the Chilean stock exchanges.

     In addition, the majority shareholders must inform the SVS, the Chilean stock exchanges if the above-mentioned acquisitions are done with the intention to obtain the control of the Company or only as passive investment.

     Under Article 54 of the Securities Market Law and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a publicly held company must disclose this intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

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

     Agreements entered into by Endesa-Chile in which one or more directors have an interest or act as the representative of another person have to be known to, and approved previously by, the board and have to be consistent with usually prevailing market conditions. The resolutions taken by the board to this effect have to be submitted to the next shareholders’ meeting by the Chairman, and have to be listed in the notice of that meeting as a matter to be addressed at that meeting.

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

     As of the date of this annual report, the capital subscribed for and fully paid is Ch$1,050,193,846,268 through 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

     The Chilean Companies Act requires Chilean companies to grant shareholders the preemptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

     Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during the 30-day period following the granting of such rights. During such 30-day period, and for an additional 30-day period, publicly held limited liability companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders, but they may be freely sold after the 30-day period following the granting of such rights to third parties on terms less favorable for the purchaser than those offered to shareholders. At the end of such additional 30-day period, a Chilean publicly held limited liability company is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

     A modification of Articles 1bis, 5bis, 16bis, 20 bis, 27bis, 32bis, 34bis, 35bis, 36bis, and 28bis of the by-laws requires the affirmative vote of 75% of the shares eligible to vote.

     A regular annual meeting of our shareholders is held within the first four months following the end of our fiscal year. The last regular annual meeting was held on March 26, 2004. Special meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. To convene a special meeting, or a regular annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last special meeting of shareholders was held on March 31, 2003.

     Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting. Additionally, if a shareholders’ meeting is called for the purpose of considering:

•	a transformation of the company into a form other than a sociedad anónima abierta (a publicly held limited liability company) under the Chilean Companies Act, a merger or division of the company;

•	an amendment to the term of duration or early dissolution;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	approval of capital contributions kind and assessment of assets that do not consist in money;

•	modification of the authority reserved to shareholders or limitations on the board of directors;

•	reduction in the number of members of the board of directors;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	the form of distributing corporate benefits;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the purchase of the corporation’s own shares; or

•	Certain remedies for the nullification of the corporate by-laws.

     Regardless of the quorum present, the vote required for any of the above action is a two-thirds majority of the issued voting shares.

     By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.

     Chilean law does not require an publicly held Chilean company to provide its shareholders the same level and type of information required by US securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed no sooner than 15 days prior to the date of such meeting, and, in cases of a regular annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements. Limitations on the distribution of annual reports are established for the SVS in Circular No. 1108.

     The Chilean Companies Act provides that, upon the request by shareholders representing 10% or more of the issued voting shares, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Companies Act provides that whenever the board of directors of an publicly held company convenes a regular meeting of shareholders and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

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

     Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Endesa-Chile’s shares or in shares of publicly held corporations held by Endesa-Chile. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act—as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF—denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

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

     “Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution. The price paid to a dissenting shareholder of a publicly held company, the shares of which are quoted and actively traded on one of the Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

     The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not sociedad anónima abierta governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the business plan which contemplates the disposition of assets for such amount;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by a company’s by-laws.

Investments by AFPs

     Title XII of DL-3500 permits Administradoras de Fondos y Pensiones, or AFPs to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. Endesa-Chile has been a Title XII Company since 1987 and is approved by the Risk Classification Committee.

     Title XII companies are required to have by-laws that limit the ownership of any shareholder to a specified maximum percentage, and that certain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies.

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

Foreign Investment Contract and Chapter XXVI

     In connection with our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting Chilean pesos to US$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

     The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into US dollars (and to remit such dollars outside of Chile), including amounts received as:

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

     Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs had the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit were satisfied.

     Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by us to the Central Bank that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of certification by the Depositary (or the Custodian on its behalf) that such Shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposited.

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

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank based on a request therefore presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

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

     On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, Chapter XXVI required that foreign currency that entered Chile pursuant to Chapter XXVI be converted into Chilean pesos in the Formal Exchange Market, and the shares evidencing ADRs only be paid in Chilean pesos. In addition, foreign currency required to remit the proceeds of the sale of the underlying shares be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank). On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.

     Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. It is not certain, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

The Compendium and International Bond Issuances

     Chilean issuers may offer bonds internationally under Chapter XIV, as amended, of the Compendium of Foreign Exchange Regulations (the “Compendium”), issued by the Central Bank.

     Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, noninterest-bearing U.S. dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for U.S. dollar deposits plus a market spread that currently approximates 4%). On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated. Despite this elimination, the Central Bank may at any time reinstate the encaje.

C.   Material contracts.

     None.

D.   Exchange controls.

     The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.

     On January 23, 2002, the Chilean Central Bank approved a new Compendium of Foreign Exchange Regulations that replaced the existing one. The new rules are in effect since March 1, 2002.

     With these new rules, the Central Bank ends a process of gradual deregulation of the foreign exchange market.

     This new Compendium enhances the quality of the information gathered by the Central Bank with respect to monetary policies and exchange controls. The Compendium incorporates the main regulations that modified the Compendium of Foreign Exchange Regulations in April 1991. In other words, new cross-border investing and financing decisions will no longer be subject to any restrictions set forth in both Articles 42 and 49 of the Central Bank law such as:

•	the prior Central Bank authorization requirement for the entry of capital associated with foreign loans, investments, capital contributions, bonds and ADRs;

•	the prior Central Bank authorization for capital remittances associated with returns of capital, dividends, and other benefits related to capital contributions, investments and prepayment of foreign loans;

•	the prior Central Bank authorization for the return of capital, profits and other benefits associated with investments made by Chilean residents abroad;

•	the limitations to the special prepayment and acceleration clauses contained in foreign loans;

•	the restrictions of minimum risk classification and the weighted duration for the issuance of bonds;

•	the limitations with respect to the currencies in which external debt can be issued or contracted;

•	the restrictions to the issue of ADRs; and

•	the reserve requirement on funds coming from abroad (which was already 0%).

E.   Taxation.

Chilean Tax Considerations

     The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the receipt, the exercise and/or the sale of ADS rights as well as from the purchase, ownership and disposition of the shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares, of ADSs evidenced by ADRs.

     The summary that follows is based on Chilean law, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, only another law may amend the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations prospectively. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. There is no income tax treaty in force between Chile and the United States.

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

Taxation of Shares and ADSs

     Taxation of Cash Dividends and Property Distributions

     Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced. On September 28, 2001, the income tax rate applicable to individuals who are Chilean residents, and the Chilean corporate tax rate, were amended. Until December 31, 2001, the corporate tax rate was 15%. As of January 1, 2002, the corporate tax rate was to 16%. As of January 1, 2003, the corporate tax rate increased to 17%. At the same time, income tax rates applicable to individuals who are Chilean residents were lowered and will continue to be gradually decreased in the future. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed (50% of net distributable income)	41.5

Withholding tax (35% of the sum of Ch$41.5 dividend plus Ch$8.5)	(17.5)
Credit for 50% of Chilean corporate income tax	8.5
Net withholding tax	(9)
Net dividend received	32.5
Effective dividend withholding rate	21.69%

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

     Taxation on shares acquired on or before April 19, 2001

     Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 17% Chilean corporate income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•	has held the shares for less than one year since exchanging ADSs for the shares; or

•	acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.

     In all other cases, gain on the disposition of shares will be subject to a flat 17% Chilean corporate income tax but will not be subject to the 35% Chilean withholding tax.

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

United States Tax Considerations

     The following discussion describes the material US federal income tax consequences of acquiring, owning and disposing of our ADSs or shares to a beneficial owner that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation; or other entity taxable as a corporation; created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed regulations, published rulings and court decisions, all as currently in effect or proposed, any of which is subject to change at any time, possibly with retroactive effect.

     This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under US federal income tax laws such as:

•	certain financial institutions;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction or conversion transaction;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the U.S. dollar;

•	a person who acquired our ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.

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

     Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for US federal income tax purposes, as described more fully below. This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true. The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom ADSs are pre-released.

     Taxation of dividends

     To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions made in respect of our ADSs or shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. Under recently enacted legislation, dividends received by noncorporate US holders on ADSs may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. US holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your basis in the ADSs or shares and as capital gain thereafter, which will be long-term capital gain if you held our ADSs or shares for more than one year. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

     To the extent such distributions are taxable (as discussed above), you will be required to include such distributions paid in Chilean pesos in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you actually or constructively received such dividends, regardless of whether the pesos are in fact converted into U.S. dollar at that time. If you hold shares, dividends and gains, if any, are treated as received on the date you receive your distribution. If you hold ADSs, that date would be the date on which the Depositary receives the distribution. If items received in pesos are not converted into U.S. dollar on the day they are received, you may be required to recognize foreign currency gain or loss (which will be US-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

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

     Sale or other disposition

     Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the amount realized on the disposition and your adjusted tax basis in the ADSs or shares. This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition. Capital losses are subject to limitations. Any gain or loss will generally be US-source gain or loss for foreign tax credit purposes. Certain gains recognized upon a sale or exchange of our shares or ADSs (except for ADSs that are disposed of outside Chile) are subject to Chilean income taxes. Due to generally applicable limitations and restrictions, those taxes may not be creditable against your US federal income tax liability. You are urged to consult your tax adviser to determine the extent to which you may be entitled to foreign tax credits with respect to gains recognized upon sale or exchange of our shares or ADSs.

     Passive Foreign Investment Company rules

     We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2003 taxable year. We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to risks from changes in interest rates and foreign exchange rates. These risks are constantly monitored and managed by the company in coordination with Enersis, our parent company. The Company’s board of directors approves risk management policies at all levels.

     The Company does not enter into financial instruments for trading or speculative purposes. As a result, the Company’s market risk is limited to non-trading risks.

Commodity Price Risk

     In our electricity generation business we are exposed to market risks arising from the volatility of electricity, natural gas, and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers. In Brazil and Argentina we also enter into contracts to secure long-term supplies of electricity for our interconnection business between Argentina and Brazil. All contracts that constitute commodity-price sensitive instruments held as of December 31, 2003 and 2002 related to electricity and were taken for purposes other than speculative trading.

     We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We manage our exposure to this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2003 and 2002 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

     We are exposed to the volatility of coal prices in the Chilean and Colombian market. We manage our exposure to this commodity by entering into short-term contracts with our suppliers. We believe that our exposure to this commodity is immaterial. As of December 31, 2003 and 2002 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.

     The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company as of December 31, 2003 and 2002 differentiated by power market and company. These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery. Net settlement is not allowed for any of the contracts. Most contracts have optionality features in quantities and prices with indexation clauses to factors such as inflation indices, foreign currencies and natural gas prices in Argentina. In the construction of these tables management makes assumptions using available market data and pricing models. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others. These inputs become more difficult to predict and the estimates less precise as the term of the contract increases. As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
								in MMUS$
Chile Endesa-Chile:
Purchase of electricity in GWh	720	720	720	720	—	—	2,880	(10.03)
Weighted average price in US$/MWh	24	23.2	23.3	23.6	—	—	—	—
Colombia Emgesa and Betania:
Sale of electricity in GWh	4,850	232	—	—	—	—	5,082	12.65
Weighted average price in US$/MWh	27.8	24.9	—	—	—	—	—	—
Purchase of electricity in GWh	102	—	—	—	—	—	102	0.08
Weighted average price in US$/MWh	24.2	—	—	—	—	—
Brazil CIEN:(1)
Sale of electricity in GWh	7,584	7,744	8,182	9,934	10,400	101,468	145,312	440.22
Weighted average price in US$/MWh	29.9	28.1	27.5	25.7	25.2	25.4	—	—
Purchase of electricity in GWh	2,326	3,086	3,857	6,943	7,735	74,567	98,514	(305.26)
Weighted average price in US$	16.9	15.4	15.7	16.3	16.9	17.0	—	—
Argentina CEMSA:(1)
Sale of electricity in GWh	1,388	2,210	2,762	4,972	5,539	52,055	68,926	298.51
Weighted average price in US$/MWh	15.1	15.5	15.9	16.7	17.5	17.8	—	—
Purchase of electricity in GWh	1,426	2,270	2,837	5,107	5,690	53,308	70,638	(182.51)
Weighted average price in US$	14.3	14.7	15.2	16.1	16.6	18.1	—	—
Argentina COSTANERA - CBA:(1)
Sale of electricity in GWh	1,059	1,685	2,107	3,792	4,225	44,666	57,534	(18.51)
Weighted average price in US$/MWh	15.0	15.0	15.1	15.3	15.4	15.5	—	—

(1)	During 2003 some of the Company’s long-term contracts related to the electricity interconnection business between Argentina and Brazil were amended. Such amendments were primarily made to reduce the quantity of electricity that was sold in the Brazilian market and purchased on Argentine market.

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
								in MMUS$
Chile Endesa-Chile:
Purchase of electricity in GWh	—	—	—	—	—	—	—	—
Weighted average price in US$/MWh	—	—	—	—	—	—	—	—
Colombia Emgesa and Betania:
Sale of electricity in GWh	4,072	4,784	179	—	—	—	9,035	25.72
Weighted average price in US$/MWh	25.6	24.3	21.6	—	—	—	—	—
Purchase of electricity in GWh	—	—	—	—	—	—	—	—
Weighted average price in US$/MWh	—	—	—	—	—	—	—	—
Brazil CIEN:
Sale of electricity in GWh	10,717	12,003	12,046	12,439	12,702	171,239	231,146	913.54
Weighted average price in US$/MWh	26.7	24.9	24.8	24.7	24.7	27.2	—	—
Purchase of electricity in GWh	2,903	6,057	6,787	7,600	8,143	101,174	132,664	(982.6)
Weighted average price in US$	17.2	16.6	16.7	16.9	17.1	18.5	—	—
Argentina CEMSA:
Sale of electricity in GWh	1,609	4,298	5,144	5,761	6,172	76,685	99,669	908.76
Weighted average price in US$/MWh	16.7	16.9	17.2	17.4	17.7	19.6	—	—
Purchase of electricity in GWh	1,645	4,392	5,257	5,887	6,307	78,116	101,604	(802.22)
Weighted average price in US$	16.1	16.3	16.5	16.8	17.0	18.8	—	—
Argentina COSTANERA - CBA:
Sale of electricity in GWh	1,125	3,003	3,594	4,025	4,313	53,334	69,394	264.06
Weighted average price in US$/MWh	16.1	16.2	16.3	16.5	16.6	17.7	—	—

Interest Rate Risk

     At December 31, 2002 and 2003, 39.8% and 22.6%, respectively, of the Company’s outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR rate). The Company manages its risk exposure to interest rates by maintaining debt with both variable and fixed rates.

     As of December 31, 2003 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk are as follows:

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(in millions of constant Ch$)
Debt:
Fixed rate:
Ch$- and UF-denominated	10,093	4,213	74,748	3,593	3,519	166,884	263,050	245,656
Weighted average interest rate	5.5%	5.4%	5.7%	5.7%	5.7%	5.5%	5.6%
US$ denominated	89,464	78,838	141,759	84,102	261,070	910,231	1,565,464	1,676,327
Weighted average interest rate	7.9%	7.9%	8.0%	8.0%	8.2%	8.0%	8.0%
Other currencies	9,289	18,941	56,358	1,798	1,798	9,316	97,500	100,971
Weighted average interest rate	8.7%	9.6%	8.3%	9.4%	10.9%	14.6%	9.3%
Variable rate
Ch$- and UF-denominated
Weighted average interest rate
US$ denominated	97,437	20,926	35,273	103,987	82,385	9,854	349,862	351,495
Weighted average interest rate	4.5%	6.0%	7.2%	7.7%	6.8%	8.1%	6.2%
Other currencies	95,201	15,618	21,827	15,074	1,157	61,946	210,823	211,474
Weighted average interest rate	13.2%	13.4%	13.4%	13.1%	13.0%	16.0%	13.3%
Total	301,484	138,536	329,965	208,554	349,929	1,158,231	2,486,699	2,585,923

     By comparison, as of December 31, 2002 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(in millions of constant Ch$)
Debt:
Fixed rate:
Ch$- and UF-denominated	13,983	3,820	4,980	117,273	6,015	115,932	262,003	267,202
Weighted average interest rate	6.2%	6.2%	6.1%	6.1%	6.0%	6.0%	6.0%
US$ denominated	241,296	44,351	91,603	166,621	96,471	1,013,535	1,653,877	1,662,091
Weighted average interest rate	7.6%	7.7%	7.7%	7.7%	7.8%	7.8%	7.8%
Other currencies	17,174	6,191	—	21,535	—	5,332	50,232	51,838
Weighted average interest rate	7.7%	7.5%	—	7.8%	—	10.3%	8.0%
Variable rate:
Ch$- and UF-denominated	24,762						24,762	24,762
Weighted average interest rate	6.2%						6.2%
US$ denominated	249,592	408,405	28,962	10,593	10,593	21,064	729,209	716,100
Weighted average interest rate	2.8%	3.6%	5.1%	5.7%	6.1%	6.5%	3.5%
Euro denominated	282,081	580	—	—	—	—	282,661	292,335
Weighted average interest rate	3.8%	3.8%	—	—	—	3	3.8%
Other currencies	132,344	6,019	13,502	21,644	13,468	73,908	260,885	234,596
Weighted average interest rate	27.4%	13.6%	12.6%	12.5%	12.4%	12.3%	20.0%
Total	961,232	469,366	139,047	337,666	126,547	1,229,771	3,263,629	3,248,924

Foreign Currency Risk

     The Company is exposed to foreign currency risk arising from long-term debt denominated in U.S. dollars. This risk is mitigated, as a substantial amount of the Company’s revenues are linked to the U.S. dollar either directly or indirectly. As of December 31, 2003, Endesa-Chile had total consolidated indebtedness of US$4.187 billion, of which US$3.225 billion, or 77%, was denominated in U.S. dollars. For the twelve-month period ended December 31, 2003, our revenues amounted to US$1.550 billion of which US$422 million, or 27%, were denominated in U.S. dollars, and US$598 million, or 39% were linked in some way to the U.S. dollar. As an aggregate, 66% of our consolidated revenues were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of US$77 million were revenues in pesos, which represents 5% of our 2003 consolidated revenues.

     Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the U.S. dollars and the Chilean peso due to the applications of Technical Bulletin No. 64. Under Chilean accounting standards, the effect of re-measuring many of the Chilean peso to U.S. dollar exchange rate fluctuations is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts.

     Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.

     As of December 31, 2003 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company to foreign currency risk, are as follows:

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(in millions of constant Ch$)(2)
Debt:
Fixed rate:
US$ denominated	89,464	78,838	141,759	84,102	261,070	910,231	1,565,464	1,676,327
Other currencies	9,289	18,941	56,358	1,798	1,798	9,316	97,500	100,971
Variable rate
US$ denominated	97,437	20,926	35,273	103,987	82,385	9,854	349,862	351,495
Other currencies	95,201	15,618	21,827	15,074	1,157	61,946	210,823	211,474
Monetary assets
US$ denominated	141,239	132,621					273,860	273,860
Other currencies	130,182	8,355					138,537	138,537
Monetary assets
Forward contracts (receive US$/pay Ch$-UF)	48,098						48,098	(1,601)
Other foreign currency derivatives			85,804				85,804	9,149

(2)	Calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.80 = US$1.00.

     As of December 31, 2002 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company to foreign currency risk, are as follows:

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(in millions of constant Ch$)
Debt:
Fixed rate:
US$ denominated	241,296	44,351	91,603	166,621	96,471	1,013,535	1,653,877	1,662,091
Other currencies	17,174	6,191		21,535		5,332	50,232	51,838
Variable rate
US$ denominated	249,592	408,405	28,962	10,593	10,593	21,064	729,209	716,100
Euro denominated	282,081	580					282,661	292,335
Other currencies	132,344	6,019	13,502	21,644	13,468	73,908	260,885	234,596
Monetary assets
US$ denominated	262,798	6,145	—	—	—	—	268,943	268,943
Other currencies	106,124	11,650	—	—	—	—	117,774	117,774
Monetary assets

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(in millions of constant Ch$)
Forward contracts (receive US$/pay Ch$-UF)	(373)	—	—	—	—	—	(373)	(1,270)
Other foreign currency derivatives	29,365	(265)	(148)	(4,783)	—	—	24,169	9,326

(3)	Calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.80 = US$1.00.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

A.	Use of proceeds.

Not applicable.

Item 15. Controls and Procedures

     Endesa-Chile’s management, under the supervision the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2003. Based on this evaluation, Endesa-Chile’s Chief Executive Officer and Chief Financial Officer concluded that Endesa-Chile’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Endesa-Chile is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Endesa-Chile’s management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There have been no significant changes in Endesa-Chile’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Although we have not determined whether any particular member of our Board of Directors is a “financial expert” in accordance with SEC rules and regulations, and therefore, have not named any particular member of such board as our “Audit Committee Financial Expert”, we believe that several members of the Board have an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. These members of our Board of Directors also have experience assessing the performance of Endesa-Chile and its consolidated subsidiaries and overseeing our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

Item 16B. Code of Ethics

     The standards of ethical conduct in Endesa-Chile are governed by means of two corporate rulings or policies: the Charter Governing Executives and the Internal Regulations on Conduct in Securities Markets.

     The Charter Governing Executives, was adopted by the Board of Directors in June 2003 and is applicable to all managers contractually related to Endesa-Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and internationally, including the Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Company. The object of this set of rules, currently being introduced into the contracts of those subject to its compliance, is to establish the behavior of management with respect to the principles governing their actions, and the limitations and incompatibilities involved, all within Endesa-Chile’s vision, mission and values.

     The Internal Regulations on Conduct in Securities Markets, adopted by Endesa-Chile’s Board of Directors in June, 2002 set the behavior criteria to be followed in market operations in order to contribute to their transparency and the protection of investors, and is applicable to the members of the Board of Directors, the senior executives, and the executives and employees of Endesa-Chile determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.

     The Internal Regulations on Conduct in Securities Market is accessible via Endesa-Chile’s corporate website at www.endesa.cl and the Charter Governing Executives will be posted on the Company’s website, after its inclusion into the management’s contracts. This inclusion is currently underway as the individual manager’s contracts are renewed (the information found at this website is not incorporated by reference into this report.) A copy of them is also available at request, free of charge, by writing or telephoning us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
Republic of Chile
(562) 630 9000

Item 16C. Principal Accountant Fees and Services

     The following table provides information on the aggregate fees billed by the principal accountants of our companies in Chile and Peru, Ernst & Young , and of our companies in Brazil, Argentina, and Colombia, Deloitte & Touche of each country, and by type of service rendered for the periods indicated.

Services Rendered	2002	2003	Total
	(millions of US$)
Audit Fees (1)	0.75	0.97	1.72
Audit-Related Fees (2)	0.02	0.204	0.23
Tax Fees (3)	—	—	—
All Other Fees (4)	—	0.09	0.09
Total	0.78	1.26	2.04

     (1) Provides aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young and Deloitte & Touche, for the audit of Endesa-Chile and its Subsidiaries’ separate annual financial statement filings required by each country’s regulatory authorities and annual financial statement filings required by the United States Securities Exchange Commission.

     (2) Provides aggregate fees billed in each of the last two fiscal years for assurance and related services by Ernst & Young and Deloitte & Touche, for the performance of the audit or review of Endesa-Chiles’s financial statements and are not reported under (1) above; and that are related to the issuance of Company bonds, significant asset sale and other financial structure related activities occurring during 2002 and 2003.

     (3) Provides aggregate fees billed in each of the last two fiscal years for professional services rendered by external auditors for tax compliance, tax advice, and tax planning.

     (4) Provides aggregate fees billed in each of the last two fiscal years for products and services provided, other than the services reported in (1), (2) and (3) above; and specifically refer to the expenses related to compliance with the Sarbanes Oxley Act of 2002 and were approved by the Company’s Board of Directors.

     Each year the Directors Committee submits to the Board of Directors a proposal with the name or names of potential external auditors for the Company. This proposal relates only to the selection of the external auditors who will perform the audit of Endesa-Chile financial statements in that year. The Directors Committee proposal may be adopted or not adopted by the Board of Directors. If such proposal is not adopted by the Board of Directors, the Board of Directors will propose one or more other audit firms to perform the audit of Endesa-Chile’s financial statements in that year. In either case, the actual selection of the external auditor is made by the shareholders’ meeting, which votes on the proposal of the Directors Committee adopted by the Board of Directors or, if the Board of Directors does not adopt the Directors Committee proposal, chooses between the audit firm or firms recommended by the Directors Committee and the audit firm or firms recommended by the Board of Directors. Any engagement of the external auditor to perform services in addition to the audit of the financial statements is pre-approved by the Board of Directors.

Item 16D. Exemptions from Listing Requirements for Audit Committees

Not Required.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons

Not Required.

PART III

Item 17. Financial Statements.

None.

Item 18. Financial Statements.

Item 19. Exhibits.

Exhibit	Description
1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended*

1.2	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation)*

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Empresa National de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.

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

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/S/ ALEJANDRO GONZÁLEZ DALE

Name: Alejandro González Dale
Title: Chief Financial Officer
Date: June 30, 2004

Endesa-Chile and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003

Endesa-Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Auditors:
Report of Independent Auditors — Empresa Nacional de Electricidad S.A. (Endesa - Chile) 2002 and 2003	F–2
Report of Independent Registered Public Accounting Firm — Endesa Argentina S.A. 2002 and 2003	F–3
Report of Independent Registered Accounting Firm — Endesa Colombia S.A. 2002 and 2003	F–3
Report of Independent Registered Public Accounting Firm – Central Hidroelectríca de Betania S.A. 2002 and 2003	F–4
Report of Independent Registered Public Accounting Firm – Centrais Eletricas Cachoeira Dourada S.A. 2002 and 2003	F–5
Report of Independent Registered Public Accounting Firm – CIEN – Companhía de Interconexao Energetica 2002 and 2003	F–6
Report of Independent Registered Public Accounting Firm — Empresa Nacional de Electricidad S.A. (Endesa - Chile) 2001	F–7
Audit report of Arthur Andersen – Endesa Argentina S.A. 2001	F–8
Audit report of Arthur Andersen – Endesa Colombia S.A. 2001	F–10
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2002 and 2003	F–13
Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003	F–15
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	F–16
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F–17
Notes to the Consolidated Financial Statements	F–19
Schedule I – Individual Financial Statements of Endesa-Chile S.A.	G–1
Consolidated Financial Statements of Compahia de Interconexaon Energética S.A. (CIEN) and Comercializadora de Energía del Mercosur S.A. (CEMSA) (See Note 34 p)	H–1

Ch$	-	Chilean pesos
US$	-	United States dollars
UF	-	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the prevíous month’s inflation rate (see Note 2 (b)).
ThCh$	-	Thousands of Chilean pesos
ThUS$	-	Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2003 purchasing power.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. Our audits also included the financial statement Schedule 1 – Condensed financial information. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.06 percent and 49.61 percent as of December 31, 2002 and 2003, respectively, and total revenues representing of 31.93 percent and 39.38 percent for the years ended December 31, 2002 and 2003, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented total assets of 0.87 percent and 1.07 percent of total assets as of December 31, 2002 and 2003, respectively, and net income representing 61.23 percent and 14.87 percent of the consolidated net income for the years then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LTDA.

Santiago, Chile
January 23, 2004
(except for Notes 32 and 34 for which the date is May 1, 2004)

[Deloitte Logo]

Deloitte & Co. S.R.L.
Florida 234-Piso 5[o]
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Buenos Aires C1005AAF
Argentina

To the President and Board of Directors of	Tel: (54) 11-4320-2700
Endesa Argentina S.A.	Fax: (54) 11-4320-8081
www.deloitte.com

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended (not separately presented herein). These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who were a member firm of a worldwide organization that has ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 8, 2002, which included emphasis paragraphs expressing the uncertainty on the Company’s capacity to meet its obligations and continue operations, and discussing the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the Company.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the financial statements.

Buenos Aires, January 22, 2004, except for Note 40 for which the date is April 30, 2004.

DELOITTE & Co. S.R.L.
/s/ CARLOS A. LLOVERAS
CARLOS A. LLOVERAS
               (Partner)

[Deloitte Logo]	Deloitte & Touche Ltda. Cra. 7N° 74-09 A.A. 075874 Nit. 860.005.813-4 Bogotá D.C. Columbia Tel. +57(1) 5461810-5461815 Fax: +57(1) 2178088 www.deloitte.com

Report of Independent Registered Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Endesa Colombia S.A.

We have audited the balance sheets of Endesa Colombia S.A. (the “Company”) as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in thousands of constant Chilean pesos (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Endesa de Colombia S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.

/s/ Carlos Eduardo Tovar Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 18 for which the date is April 30, 2004	/s/ DELOITTE AND TOUCHE LTDA. DELOITTE AND TOUCHE LTDA.

[Deloitte Logo]	Deloitte & Touche Ltda. Cra. 7N° 74-09 A.A. 075874 Nit. 860.005.813-4 Bogotá D.C. Columbia Tel. +57(1) 5461810-5461815 Fax: +57(1) 2178088 www.deloitte.com

Report of Independent Registered Public Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries:

We have audited the consolidated balance sheet of Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statement of income and cash flows for the year then ended, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and its Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the financial statements.

/s/ Carlos Eduardo Tovar Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 18 for which the date is April 30, 2004	/s/ DELOITTE AND TOUCHE LTDA. DELOITTE AND TOUCHE LTDA.

[Deloitte Logo]	Deloitte Touche Tohmatsu Av. Pres. Wilson, 231 8° e 22° andares 20030-021-Rio de Janeiro - RJ Brasil Tel. +55(21) 3981-0500 Fax: +55(21) 3981-0600 www.deloitte.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada – GO, Brazil

We have audited the balance sheets of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu
January 17, 2004

[Deloitte Logo]	Deloitte Touche Tohmatsu Av. Pres. Wilson, 231 8° e 22° andares 20030-021-Rio de Janeiro - RJ Brasil Tel. +55(21) 3981-0500 Fax: +55(21) 3981-0600 www.deloitte.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro – RJ, Brazil

We have audited the accompanying balance sheets of CIEN – Companhia de Interconexão Energética as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN – Companhia de Interconexão Energética S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

Rio de Janeiro, Brasil

/s/ Deloitte Touche Tohmatsu
January 17, 2004

[Deloitte Logo]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Empresa Nacional de Electricidad S.A.

We have audited the consolidated statements of income, shareholders’ equity and cash flow of Empresa Nacional de Electricidad S.A. and Subsidiaries for the year ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements for 2001 of Endesa Argentina, S.A. and Endesa Colombia, S.A. which income statements reflect total consolidated revenues on both a Chilean GAAP and a US GAAP basis constituting 41.92% as of December 31, 2001. Those financial statements were audited by other auditors, one of whom was a member firm of a worldwide organization that has ceased operations, and another who has ceased to exist, whose reports have been furnished to us. The report of the other auditors over the 2001 financial statements of Endesa Argentina S.A. expressed an unqualified opinion and includes emphasis paragraphs expressing the uncertainty on the Argentinean subsidiaries’ capacity to meet their obligations and continue operations, and discussing the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the companies. Our opinion, insofar as it relates to the amounts included for those companies for the year ended December 31, 2001, is based solely on the reports of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the statements of income, shareholders’ equity and cash flows of Empresa Nacional de Electricidad S.A. and subsidiaries referred to above present fairly, in all material respects, the results of their operations, shareholders’ equity and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in Chile.

As discussed in Note 2 (r) to the consolidated financial statements, the accompanying consolidated statement of cash flows for the year ended December 31, 2001 has been restated under Chilean GAAP

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements

As discussed in Note 34 II(h) to the consolidated financial statements, the information relating to the nature and effect of the differences between Chilean GAAP and US GAAP has been restated.

/s/ Deloitte & Touche Sociedad de Auditores Consultores Limitada
Santiago, Chile
February 1, 2002 except for Note 32, Note 34 for which
the date is May 1, 2004

NOTE: This is a copy of a report issued by Pistrelli, Diaz & Asociados, an affiliate of Arthur Andersen Worldwide SC, on March 8, 2002 with respect to our financial statements for the fiscal year ended December 31, 2001; which report has not been reissued for purposes of its inclusion in this annual report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(English translation of the report originally issued in Spanish)

To the Board of Directors of

ENDESA ARGENTINA S.A.:

1.	We have audited the consolidated balance sheets of ENDESA ARGENTINA S.A. (the “Company”) and its subsidiaries ENDESA BRASIL PARTICIPACOES LTD., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. as of December 31, 2001 and 2000, and the related consolidated statements of income and cash flows for the years then ended, not presented separately herein, all expressed in thousands of constant Chilean pesos. Those financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on those financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As described in note 38 to the financial statements referred to above (not presented separately herein), in the last few months, a deep change has been implemented in the economic framework of Argentina as well as in the Convertibility Law that was in place since March 1991. The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) de-dollarization of utilities rates previously agreed upon in U.S. dollars and subsequent renegotiation in each particular case; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Central Bank; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The above mentioned financial statements, should be read taking into account the issues mentioned above.

4.	In our opinion, the consolidated financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of ENDESA ARGENTINA S.A. and its subsidiaries ENDESA BRASIL PARTICIPACOES LTD., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

5.	As described in note 15 to the financial statements referred to above (not presented separately herein), as of the date of issuance thereof, HIDROELECTRICA EL CHOCON S.A. has been unable to repay yet past-due corporate bonds amounting to about USD 140 million. In addition, as mentioned in Note 28.2 to the above mentioned financial statements, as of December 31, 2001, CENTRAL COSTANERA S.A. does not meet a financial ratio required by the syndicated bank loan agreement, recorded under current liabilities in the amount of about CLP 62,240 million. Considering that this represents a breach of contractual provisions for this loan and for other loans with cross-default clauses, the lenders are entitled to demand accelerated repayment. As of December 31, 2001 HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. have negative working capital, which creates substantial doubt, among others, on the ability to pay their obligations. In addition, due to the negative exchange rate difference derived from devaluation mentioned in note 38 to the above mentioned financial statements, ENDESA ARGENTINA S.A. and CENTRAL COSTANERA S.A. could enter into the mandatory dissolution for loss of capital stock, as provided for by the Business Associations Law No. 19,550, which creates substantial doubt, among others, on the continuity of the operations of these Companies.

The continuity of the operations of ENDESA ARGENTINA S.A., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A., and CENTRAL COSTANERA S.A. will depend on their ability to pay their obligations and the ability of ENDESA ARGENTINA S.A. and CENTRAL COSTANERA S.A. to restore its capital stock. The financial statements referred to above have been prepared assuming that ENDESA ARGENTINA S.A., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A., and CENTRAL COSTANERA S.A. will continue as going concerns, therefore, the financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties.

Buenos Aires

March 8, 2002

PISTRELLI, DIAZ Y ASOCIADOS

/s/ EZEQUIEL A. CALCIATI

EZEQUIEL A. CALCIATI
Partner

NOTE: This is a copy of a report issued by Arthur Andersen y Cía. Ltda., on January 18, 2002 with respect to our financial statements for the fiscal year ended December 31, 2001; which report has not been reissued for purposes of its inclusion in this annual report.

Report of Independent Accountants

(Translation of a report originally issued in Spanish-

See Note 2 to the Financial Statements)

To the Shareholders of

Endesa de Colombia S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa de Colombia S.A. and Subsidiaries (the “Company”) as of December 31, 2000 and 2001 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ CÉSAR CHENG César Cheng January 18, 2002, Bogotá, Colombia	/s/ ARTHUR ANDERSEN & CIA LTDA. ARTHUR ANDERSEN & CIA LTDA.

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

		As of December 31,
	Note	2002	2003	2003
				ThUS$
		ThCh$	ThCh$	(Note 2 (b))
Assets
Current assets:
Cash		7,525,362	5,508,484	9,277
Time deposits	4	90,971,901	155,197,683	261,364
Accounts receivable, net	5	89,137,085	99,528,830	167,613
Notes receivable, net	5	1,020,556	1,121,413	1,889
Other accounts receivable, net	5	18,101,711	50,949,586	85,803
Amounts due from related companies	6a	221,699,398	46,198,865	77,802
Inventories, net		10,512,508	9,838,552	16,569
Taxes recoverable	7a	24,180,465	14,257,740	24,011
Prepaid expenses		3,676,305	2,689,949	4,530
Deferred income taxes, net	7b	3,294,847	1,239,995	2,088
Other current assets	8	77,499,611	6,330,959	10,662

Total current assets		547,619,749	392,862,056	661,608

Property, plant and equipment, net	9	5,726,547,619	4,667,941,801	7,861,134

Other assets:
Investments in related companies	10a	176,460,417	165,503,886	278,720
Investments in other companies	11	82,452,402	69,089,450	116,351
Long-term receivables, net	5	19,349,010	16,676,098	28,084
Goodwill, net	12a	28,211,120	22,153,259	37,308
Negative goodwill, net	12b	(92,642,392)	(77,429,182)	(130,396)
Amounts due from related companies	6a	907,111	128,779,149	216,873
Other intangibles	13	32,330,456	28,259,184	47,590
Accumulated amortization	13	(5,402,732)	(7,321,147)	(12,329)
Other assets	14	73,610,650	58,821,286	99,059

Total other assets		315,276,042	404,531,983	681,260

Total assets		6,589,443,410	5,465,335,840	9,204,002

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

		As of December 31,
	Note	2002	2003	2003
				ThUS$
		ThCh$	ThCh$	(Note 2 (b))
Liabilities and Shareholders’ equity
Current liabilities:
Short-term debt due to banks and financial institutions	15a	110,558,707	54,546,837	91,861
Current portion of long-term debt due to banks and financial institutions	15b	268,852,754	97,205,122	163,700
Promissory notes	16	7,642,846	—	—
Current portion of bonds payable	17a	491,659,331	57,559,407	96,934
Current portion of long-term notes payable		42,045,203	21,433,863	36,096
Dividends payable		734,540	935,198	1,575
Accounts payable		67,353,521	58,558,498	98,617
Miscellaneous payables		39,211,665	13,064,866	22,002
Amounts payable to related companies	6b	52,758,148	123,575,972	208,110
Accrued expenses	18a	38,910,218	21,861,849	36,817
Withholdings		6,504,581	7,393,639	12,451
Income taxes payable	7a	4,512,902	6,567,829	11,061
Prepaid income		755,654	293,683	495
Other current liabilities		14,046,232	2,292,254	3,860

Total current liabilities		1,145,546,302	465,289,017	783,579

Long-term liabilities:
Due to banks and financial institutions	15c	669,820,608	382,924,226	644,871
Bonds payable	17b	1,466,386,267	1,688,367,775	2,843,327
Long-term notes payable		147,256,986	120,532,045	202,984
Miscellaneous payables		20,193,781	15,009,516	25,277
Amounts payable to related companies	6b	49,150,295	84,320	142
Accrued expenses	18a	39,606,649	38,035,284	64,054
Deferred income taxes	7d	66,556,574	34,302,605	57,768
Other long-term liabilities		26,770,732	10,379,002	17,479

Total long-term liabilities		2,485,741,892	2,289,634,773	3,855,902

Commitments and contingencies	28
Minority interest	19a	1,513,213,543	1,217,743,010	2,050,763

Shareholders’ equity:	20
Paid-in capital, no par value		1,050,193,846	1,050,193,846	1,768,599
Additional paid-in capital – share premium		206,008,557	206,008,557	346,933
Other reserves	20e	72,043,330	49,184,422	82,830
Retained earnings		126,108,187	109,151,303	183,818
Net income (loss) for the year		(9,412,247)	78,130,912	131,578

Total Shareholders’ equity		1,444,941,673	1,492,669,040	2,513,758

Total liabilities and Shareholders’ equity		6,589,443,410	5,465,335,840	9,204,002

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

		As of December 31,
	Note	2001	2002	2003	2003
					ThUS$
		ThCh$	ThCh$	ThCh$	(Note 2 (b))
Operating income:
Sales		1,055,732,113	947,480,143	920,281,398	1,549,817
Cost of sales		(669,233,875)	(561,141,752)	(550,446,696)	(926,990)

Gross profit		386,498,238	386,338,391	369,834,702	622,827
Administrative and selling expenses		(35,043,324)	(36,651,655)	(31,323,805)	(52,751)

Operating income		351,454,914	349,686,736	338,510,897	570,076

Non-operating income and expense:
Interest income		19,342,227	15,399,196	15,262,478	25,703
Equity participation in income of related companies	10a	4,077,090	15,171,911	17,742,891	29,880
Other non-operating income	21a	56,375,185	103,509,288	44,573,304	75,065
Equity participation in losses of related companies	10a	(14,124,190)	(6,515,709)	(373,179)	(628)
Goodwill amortization	12a	(8,351,188)	(109,647,318)	(1,543,104)	(2,599)
Interest expense		(238,241,668)	(220,328,590)	(204,136,170)	(343,779)
Other non-operating expenses	21b	(59,085,663)	(117,738,968)	(60,062,123)	(101,149)
Price-level restatement, net	22	4,381,614	4,036,447	574,930	968
Foreign currency translation, net	23	(14,649,888)	(445,425)	8,955,964	15,082

Non-operating Expense, net		(250,276,481)	(316,559,168)	(179,005,009)	(301,457)

Income before income taxes and extraordinary loss		101,178,433	33,127,568	159,505,888	268,619

Income tax	7e	(40,311,014)	(71,334,682)	(27,378,083)	(46,107)
Extraordinary loss	24	—	(11,039,393)	—	—

Income (loss) before minority interest		60,867,419	(49,246,507)	132,127,805	222,512

Minority interest	19b	(34,356,009)	(46,943,077)	(69,586,444)	(117,188)

Income (loss) before amortization of negative goodwill		26,511,410	(96,189,584)	62,541,361	105,324
Amortization of negative goodwill	12b	46,370,207	86,777,337	15,589,551	26,254

Net income (loss) for the year		72,881,617	(9,412,247)	78,130,912	131,578

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

	Number of		Additional
	shares	Paid-in capital	paid-in capital
	(In thousands)	ThCh$	ThCh$
As of January 1, 2001	8,201,755	979,156,712	192,073,741
Reclassification of prior year net income	—	—	—
Price-level restatement of capital	—	30,353,858	5,954,286
Loss from subsidiaries in the development stage	—	—	—
Changes in equity of affiliates	—	—	—
Cumulative translation adjustment	—	—	—
Dividends	—	—	—
Net income for the year	—	—	—

As of December 31, 2001	8,201,755	1,009,510,570	198,028,027

As of December 31, 2001 (1)	8,201,755	1,050,193,846	206,008,557

As of January 1, 2002	8,201,755	1,009,510,570	198,028,027
Reclassification of prior year net income	—	—	—
Price-level restatement of capital	—	30,285,317	5,940,841
Loss from subsidiaries in the development stage	—	—	—
Cumulative translation adjustment	—	—	—
Dividends	—	—	—
Net loss for the year	—	—	—

As of December 31, 2002	8,201,755	1,039,795,887	203,968,868

As of December 31, 2002 (1)	8,201,755	1,050,193,846	206,008,557

As of January 1, 2003	8,201,755	1,039,795,887	203,968,868
Reclassification of prior year net loss	—	—	—
Price-level restatement of capital	—	10,397,959	2,039,689
Income from subsidiaries in the development stage	—	—	—
Cumulative translation adjustment	—	—	—
Net income for the year	—	—	—

As of December 31, 2003	8,201,755	1,050,193,846	206,008,557

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net income
	Other		(loss) for the
	reserves	Retained earnings	year	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2001	60,432,902	(43,287,153)	108,222,663	1,296,598,865
Reclassification of prior year net income	11,574	111,565,992	(111,577,566)	—
Price-level restatement of capital	1,873,420	(1,530,871)	3,354,903	40,005,596
Loss from subsidiaries in the development stage	(78,369)	—	—	(78,369)
Changes in equity of affiliates	(5,836,137)	—	—	(5,836,137)
Cumulative translation adjustment	11,542,385	—	—	11,542,385
Dividends	—	(7,873,684)	—	(7,873,684)
Net income for the year	—	—	70,058,270	70,058,270

As of December 31, 2001	67,945,775	58,874,284	70,058,270	1,404,416,926

As of December 31, 2001 (1)	70,683,988	61,246,918	72,881,617	1,461,014,927

As of January 1, 2002	67,945,775	58,874,284	70,058,270	1,404,416,926
Reclassification of prior year net .income	—	70,058,270	(70,058,270)	—
Price-level restatement of capital	2,038,374	3,636,686	—	41,901,218
Loss from subsidiaries in the development stage	(7,968,156)	—	—	(7,968,156)
Cumulative translation adjustment	9,314,037	—	—	9,314,037
Dividends	—	(7,709,649)	—	(7,709,649)
Net loss for the year	—	—	(9,319,056)	(9,319,056)

As of December 31, 2002	71,330,030	124,859,591	(9,319,056)	1,430,635,320

As of December 31, 2002 (1)	72,043,330	126,108,187	(9,412,247)	1,444,941,673

As of January 1, 2003	71,330,030	124,859,591	(9,319,056)	1,430,635,320
Reclassification of prior year net loss	7,469,939	(16,788,995)	9,319,056	—
Price-level restatement of capital	788,000	1,080,707	—	14,306,355
Income from subsidiaries in the development stage	75,847	—	—	75,847
Cumulative translation adjustment	(30,479,394)	—	—	(30,479,394)
Net income for the year	—	—	78,130,912	78,130,912

As of December 31, 2003	49,184,422	109,151,303	78,130,912	1,492,669,040

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2003.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Cash flows
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

	Years Ended December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
	Restated – see
	Note 2 (r)			(Note 2 (b))
Cash flows from operating activities:
Charges (credits) to income which do not represent cash flows:
Net income (loss) for the year	72,881,617	(9,412,247)	78,130,912	131,578
Loss (gain) on sales of property, plant and equipment	(4,754,936)	(714,911)	6,015,627	10,131
Gain on sales of investments	—	—	(1,458,012)	(2,455)
Loss on sales of other assets	—	—	399,487	673
Depreciation	187,274,592	197,817,210	179,488,622	302,271
Amortization of intangibles	4,159,730	3,238,941	1,638,920	2,760
Write-offs and accrued expenses	—	388,123	—	—
Equity participation in income of related companies	(4,077,090)	(15,171,911)	(17,742,891)	(29,880)
Equity participation in losses of related companies	14,124,190	6,515,709	373,179	628
Amortization of goodwill	8,351,188	109,647,318	1,543,104	2,599
Amortization of negative goodwill	(46,370,207)	(86,777,337)	(15,589,551)	(26,254)
Price-level restatement, net	(4,381,614)	(4,036,447)	(574,930)	(968)
Foreign currency translation, net	14,649,888	445,425	(8,955,964)	(15,082)
Other credits to income which do not represent cash flows	—	(76,896,611)	(19,154,186)	(32,257)
Other charges to income which do not represent cash flows	26,160,881	88,510,345	31,585,080	53,191
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	50,372,392	(17,106,819)	(66,023,524)	(111,188)
Decrease (increase) in inventory	3,585,181	4,727,493	(1,134,509)	(1,911)
Decrease (increase) in other assets	(4,320,508)	14,003,609	27,587,703	46,460
Changes in liabilities which affect cash flows:
Increase in accounts payable associated with operating results	18,084,134	6,918,529	27,387,715	46,123
Increase (decrease) in interest payable	8,487,522	3,860,296	(3,717,146)	(6,260)
Increase (decrease) in income tax payable	(28,696,887)	2,309,659	(15,010,025)	(25,278)
Increase (decrease) in other accounts payable associated with non- operating results	(98,912,650)	73,436,966	(5,533,381)	(9,319)
Net increase in value added tax and other accounts payable	8,289,300	7,084,314	11,229,633	18,911
Income attributable to minority interest	34,356,009	46,943,077	69,586,444	117,188

Net cash flows provided by operating activities	259,262,732	355,730,731	280,072,307	471,661

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

	Years Ended December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
	Restated – see
	Note 2 (r)			(Note 2 (b))
Cash flows from financing activities:
Issuance of subisiary shares	—	1,864,208	—	—
Proceeds from the issuance of debt	637,971,226	252,890,800	199,445,157	335,879
Proceeds from bond issuances	133,807,881	108,096,233	601,914,214	1,013,665
Proceeds from loans obtained from related companies	448,188,682	105,833,741	—	—
Other loans received from related companies	—	49,354,135	—	—
Other sources of financing	54,073,670	23,920,486	6,327,582	10,656
Dividends paid	(56,546,243)	(69,339,126)	(36,360,899)	(61,234)
Distributions of capital by foreign subsidiaries	—	(7,410,908)	(12,670,989)	(21,339)
Payment of debt	(866,290,490)	(500,951,754)	(597,004,915)	(1,005,397)
Payment of bonds	(138,684,949)	(5,887,254)	(397,376,650)	(669,210)
Payment of loans obtained from related companies	(384,807,680)	(152,455,209)	(23,941,067)	(40,318)
Payment of bond issuance costs	—	(11,252,187)	(5,681,393)	(9,568)
Other disbursements for financing	(23,404,757)	(15,824,796)	(55,565,727)	(93,577)

Net cash used in financing activities	(195,692,660)	(221,161,631)	(320,914,687)	(540,443)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	16,753,438	19,658,573	152,838,022	257,390
Payments received on loans to related companies	—	17,301,809	24,972,489	42,055
Payments received on other loans to related companies	88,747,585	17,598,005	18,145,215	30,558
Other receipts from investments	265,140	3,786,967	49,788,337	83,847
Additions to property, plant and equipment	(53,502,146)	(136,206,541)	(131,139,818)	(220,848)
Long-term investments	(1,502,375)	(5,149,716)	(2,987,209)	(5,031)
Investment in financial instruments	—	(731,647)	—	—
Other loans granted to related companies	(45,474,761)	(29,163,527)	—	—
Other investment disbursements	(7,899,796)	(1,616,652)	—	—

Net cash provided by (used in) investing activities	(2,612,915)	(114,522,729)	111,617,036	187,971

Positive net cash flow for the year	60,957,157	20,046,371	70,774,656	119,189
Effect of price-level restatement on cash and cash equivalents	3,311,216	9,131,221	(31,221,612)	(52,579)

Net increase in cash and cash equivalents	64,268,373	29,177,592	39,553,044	66,610
Cash and cash equivalents beginning of year	30,647,669	94,916,042	124,093,634	208,982

Cash and cash equivalents end of year	94,916,042	124,093,634	163,646,678	275,592

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

1. Description of Business:

Empresa Nacional de Electricidad S.A. (“Endesa-Chile” or “the Company”) is an electric generation and transmission company domiciled in Chile. It is a publicly traded company, regulated by the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in 1994.

As of December 31, 2003 the Company’s only subsidiary that is regulated by the SVS is Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”).

The Company is a subsidiary of Enersis S.A., which held 60% of the shares as of December 31, 2003.

2. Summary of Significant Accounting Policies:

a. General:

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS (collectively “Chilean GAAP”). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States (“US GAAP”). Certain amounts in the prior years’ financial statements have been reclassified to conform with the current year’s presentation.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best available information, including using modeling and other valuation techniques.

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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

	Percentage participation in voting rights as of December 31,
	2001	2002	2003
Company name	Total	Total	Direct	Indirect	Total
Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	93.66	92.65	92.65	—	92.65
Endesa Argentina S.A.	99.99	99.99	99.99	—	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	92.48	94.99	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura Dos Mil S.A. (1)	60.00	60.00	—	—	—
Hidroeléctrica El Chocón S.A.	65.19	65.19	—	65.19	65.19
Central Costanera S.A.	51.93	51.93	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A. (1)	100.00	100.00	—	—	—
Inecsa 2000 S.A. (1)	97.32	97.32	—	—	—
Soc. Concesionaria Autopista Los Libertadores S.A. (1)	99.95	99.95	—	—	—
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	100.00	5.10	94.90	100.00
Lajas Inversora S.A.	100.00	100.00	—	100.00	100.00
Centrais Electricas Cachoeira Dourada S.A.	99.51	99.59	—	99.61	99.61
Capital de Energía S.A.	50.90	50.90	—	50.90	50.90
Emgesa S.A (2)	48.48	48.48	—	48.48	48.48
Edegel S.A.	63.56	63.56	—	63.56	63.56
Generandes Perú S.A.	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (3)	100.00	100.00	—	100.00	100.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada	100.00	100.00	—	100.00	100.00

(1)	On June 23, 2003 these companies were sold as part of the sale of Infraestructura Dos Mil.

(2)	Endesa-Chile exercises control over this company pursuant to a shareholders agreement.

(3)	Endesa-Chile owns 100% of the class A shares of Compañía Eléctrica San Isidro which compose 50% share capital of this company and are the only shares with voting rights.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

The participation in voting rights is equal to economic participation in all subsidiaries apart from those presented in the following table. Economic interest of the Company in a subsidiary or related company is calculated by multiplying the percentage ownership interest of the Company in a directly held subsidiary or related company by the percentageo ownership interest of any entity in the chain of ownership or such ultimate subsidiary or related company. Economic participation is the Company’s share in earnings or losses of the subsidiary, which is not always equal to the Company’s voting interest.

	Percentage of economic participation as of December 31,
	2001	2002	2003
Lajas Inversora S.A.	92.88	92.88	92.88
Centrais Electricas Cachoeira Dourada S.A.	92.51	92.51	92.51
Emgesa S.A.	22.36	22.36	22.36
Edegel S.A.	37.90	37.90	37.90
Capital de Energía S.A.	43.58	43.58	43.58
Compañía Eléctrica San Isidro S.A.	75.00	75.00	75.00
Hidroeléctrica El Chocon S.A.	47.45	47.45	47.45

b) Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2003 was approximately 7.25%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of changes in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 22).

The resulting gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior-month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	Index	November 30,
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over Previous
	Index	December 31,
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%

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

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Certain of the Company’s investments are linked to the UF. As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$
December 31, 2001	16,262.92
December 31, 2002	16,744.12
December 31, 2003	16,920.00

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

Comparative financial statements

For comparative purposes, the historical December 31, 2002 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2003. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2003 as follows:

Year	Change in Index
2001	4.0	%(1)
2002	1.0	%(2)

(1)	Equivalent to the amounts for 2001 multiplied by the change in the CPI for 2002, then by the change in the CPI for 2003.

(2)	Equivalent to the amounts for 2002 multiplied by the change in the CPI for 2003.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2003 of Ch$ 593.80 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2.	Summary of Significant Accounting Policies, continued:

c)	Assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are detailed in Note 30. These amounts have been stated at the observed rates of exchange reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2001	2002	2003
		Ch$	Ch$	Ch$
United States dollar (Observed)	US$	654.79	718.61	593.80
British pound sterling		£948.01	1,152.91	1,056.21
Colombian peso	$Col	0.29	0.25	0.21
New Peruvian sol	Soles	190.29	204.73	171.62
Brazilian real	Rs	282.97	203.57	205.52
Japanese yen		¥4.99	6.07	5.55
Euro		€578.18	752.55	744.95
French Franc (1)	FFr	88.36	N/A	N/A
Pool Unit (IBRD) (2)	UP	7,742,160.26	9,089,158.76	8,408,776.27
Unidad de Fomento (UF)	UF	16,262.66	16,744.12	16,920.00
Unit of Account (IBD) (2)	UC	929.26	1,093.75	970.23
Argentine peso (3)	$Arg	385.17	219.09	200.61

(1)	Beginning on January 1, 2002, this currency is expressed in the Euro.

(2)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency ratios to the US dollar, at a determined date.

(3)	In the years prior to December 31, 2001, the Argentine peso had been pegged to the US dollar at a rate of 1 Argentine peso to 1 US dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. In January 2002, the Argentine government announced its intent to create a dual currency system with an “official” fixed exchange rate of 1.4 pesos to 1 US dollar for import, and export transactions and a “free” floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new “free” floating exchange rates ranged from 1.6 to 1.7 pesos to 1 US dollar notwithstanding the official foreign exchange rate as of December 31, 2001, in accordance with SVS Circular No. 81. The conversion of Argentine subsidiary financial statements reflect the observed rates of exchange of 2.94 pesos to 1 US dollar as of December 31, 2003.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

d) Time deposits and Marketable securities:

Time deposits are presented at cost plus accrued interest and UF indexation adjustments, as applicable. Marketable securities consist primarily of mutual funds and are stated at market value.

e) Accounts receivable and Allowance for doubtful accounts:

Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The Company establishes its allowance for doubtful accounts based on the aging of the accounts and prior experience with specific accounts. Long-term receivables bear an immaterial imputed interest.

f) Inventories:

Inventories primarily include fuels for the generation of electricity and are valued at the lower of price-level restated average cost or net realizable value. Inventories are presented net of a provision for obsolescence.

g) Property, plant and equipment:

Until 1980, property, plant and equipment were previously valued at net replacement cost as determined by the Chilean Superintendency of Electricity and Fuels adjusted for price-level restatement in accordance with Decree Law N° 4 of 1959.

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

Property, plant and equipment received in leasing which qualify as capital leases, are accounted for as a purchases of fixed assets at the amount of the total of the lease obligation and interest expense on an accrual basis. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expense. The Company has not identified impairments in the net book values of its property, plant and equipment; however, an impairment of goodwill and negative goodwill was identified during the end of 2002 (see Note 12).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

h) Depreciation:

Depreciation expense is calculated on the price-level restated balances using the straight-line method over the estimated useful lives of the assets. Depreciation expense was ThCh$ 187,274,592, ThCh$ 197,817,210 and ThCh$ 179,488,622 as of December 31, 2001, 2002 and 2003, respectively.

i) Investments in related companies:

Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on the accrual basis (Note 10).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants (see Note 2(j)).

Investments in other companies are presented at acquisition cost adjusted for price-level restatement.

j) Foreign investments:

Under Technical Bulletin No. 64 of the Chilean Association of Accountants, investments in foreign subsidiaries and equity method investees are price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

k) Other intangibles:

Intangibles, other than goodwill, correspond primarily to easements and rights for the use of waterways and are amortized over periods not exceeding 40 years in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

m) Revenue recognition:

Revenues are recognized at the time energy is supplied to the customer and collectibility is reasonably assured. Energy supplied and unbilled at each year-end is valued at the selling price using the current rates and has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations. The Company recognizes revenue generated from engineering and inspection services and highway tolls at the time the related services are provided.

n) Income tax and deferred income taxes:

The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with Circulars No. 1466 and No. 1560 issued by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates to be in effect at the time of reversal. For the years ended December 31, 2001, 2002 and 2003, the Company recorded current tax expense according to the tax laws and regulations within each country of ThCh$ 28,365,764, ThCh$ 40,086,586 and ThCh$ 50,161,138, respectively. A provision for the Article 21 tax of the Income Law (Impuesto Unico del Art. 21 de la Ley de la Renta) has also been made in the amount of ThCh$ 40,186, ThCh$ 108,851 for the years ended December 31, 2001 and 2002 and a benefit for the Article 21 tax of ThCh$ 74,702 was recorded for the year ended December 31, 2003.

o) Accrued vacation expense:

In accordance with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on the accrual basis.

p) Severance indemnity:

The severance indemnity that under collective bargaining agreements the Company is obliged to pay to its employees who have completed 15 years of service is stated at the present value of the benefit under the vested cost method, discounted at 9.5%. The value of the obligation is calculated based on an average employment span of 35 years for employees with 15 years or more service and includes 75% of the benefit related to employees with less than the required 15 years.

q) Pension and post-retirement benefits:

Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate of 9.5% less an asset for the unrecognized transition obligation. The asset was recorded in 1999 as a deferred charge when the Company for the first time accounted for pensions and post-retirement benefits using the actuarial method and is being amortized over 5 years.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

r) Statements of cash flows:

(i) The Consolidated Statements of Cash Flows have been prepared using the indirect method. For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes. Cash and cash equivalents presented in the consolidated statements of cash flows include cash, time deposits, and other balances classified as current assets with maturities of less than 90 days and are detailed as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Cash	5,074,480	7,525,362	5,508,484
Time deposits	89,841,562	116,568,272	156,946,516
Marketable securities	—	—	1,191,678

Total cash and cash equivalents	94,916,042	124,093,634	163,646,678

(ii)	Restatement of financial statements as of and for the year ended December 31, 2001

We have reclassified:

(1)	cash “outflow of ThCh$85,953,315 for interest payments previously classified in “Payment of bonds” (financing) to “Other accounts payable associated with non-operating results” (operating), in the amount of ThCh$78,596,592, and to “Decrease in interest payable” (operating) in the amount of ThCh$7,356,723 and

(2)	a net cash inflow of ThCh$17,470,297 from the settlement of forward exchange contracts, used to hedge the Company’s exposure to the U.S. dollar, previously classified in “Other charges to income not representing cash flows” (operating) to “Other sources of financing” (financing), in the amount of ThCh$27,862,275 (for receipts from derivative contracts) and “Other disbursements for financing”, in the amount of ThCh$10,391,978 (for cash outflow from these derivative contracts).

(3)	a cash outflow of ThCh$111,018,111 from the repurchase of Yankee bonds, previously classified in “Repurchase of Yankee bonds” (investing) to “Payment of bonds” (financing).

Statement of cash-flow reclassifications for the year ended December 31, 2001

ThCh$
From:
Other charges to income which do not represent cash-flows	(17,470,297)
Payment of bonds	85,953,315
Repurchase of Yankee bonds	111,018,111

Total	179,501,129

ThCh$
To:
Decrease in interest payable	(7,356,723)
Other sources of financing	27,862,275
Other accounts payable associated with non-operating result	(78,596,592)
Other disbursements for financing	(10,391,978)
Payment of bonds	(111,018,111)

Total	(179,501,129)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

2. Summary of Significant Accounting Policies, continued:

s) Bonds:

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 17). Discounts on the bond issuances of Endesa-Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$ 12,189,522 and ThCh$ 13,559,306 as of December 31, 2002 and 2003, respectively, presented in “Other assets.”

t) Financial derivative contracts:

As of December 31, 2002 and 2003, the Company has forward contracts, currency swaps, and interest swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred until settlement if the instrument qualifies as a hedge and is included in earnings as “Other non-operating income and expense.”

u) Research and development costs:

Costs incurred in research and development by the Company which are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific and approved construction projects are capitalized. During the years ended December 31, 2001, 2002 and 2003 no such costs were incurred.

v) Computer software:

The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.

w) Cost of sales and Administrative and selling expenses:

The cost of sales line item in the Consolidated Statements of Income includes the cost of: purchased energy and power, materials and fuel used in our operations, tolls, energy transportation, direct production salaries, depreciation, amortization, and maintenance of productive assets and other costs of operations. The administrative and selling expense line item in the Consolidated Statements of Income includes the cost of: general administration of the company, office supplies and materials, overhead salaries, the allowance for doubtful accounts, amortization and depreciation of assets that are not used in the production process.

x) Cost recovery:

The Company has not recognized any assets for expected recoveries, through insurance or from others, related to litigation and other legal actions, in the periods presented. The Company records such recoveries only in the case that it is virtually certain such recoveries will be realized. In the case that the Company does record expected recoveries, the Company’s policy is to record such amounts as an asset in our consolidated balance sheet, unless a right of offset clearly exists.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

3.	Changes in Accounting Principles:

There were no changes in accounting principles during the years ended December 31, 2002 and 2003 that would affect the comparability with previously issued financial statements.

4.	Time deposits:

Time deposits as of December 31, 2002 and 2003 and the applicable annual interest rates and scheduled maturities as of December 31, 2003 are as follows:

			As of December 31,
	Annual	Scheduled
Financial Institution	Rate	Maturity	2002	2003
	%		ThCh$	ThCh$
Banco BBM	—	—	1,064,100	—
Banco Bilbao Vizcaya	7.84%	Jan 01, 2004	—	43,123,656
Banco Boston	0.80%	Jan 01, 2004	—	440,462
Banco Bradesco	1.37%	Jan 15, 2004	2,703,940	855,934
Banco Citibank N.A.	0.15%	Jan 01, 2004	—	135,461
Banco Continental	1.99%	Jan 08, 2004	3,402,753	2,104,459
Banco de Credito	—	—	1,669,331	—
Banco Frances	—	—	444,239	—
Banco Holandes	—	—	436,058	—
Banco Interbank	0.70%	Jan 08, 2004	2,891,618	646,681
Banco Itau	—	—	215,200	—
Banco Nationale de Paris	1.44%	Jan 01, 2004	700,763	404,796
Banco Pactual	1.39%	Jan 15, 2004	2,952,372	2,698,006
Banco Rio de la Plata	1.20%	Jan 05, 2004	1,966,534	2,222,352
Banco Santander	1.49%	Jan 15, 2004	1,756,462	2,124,227
Banco Santos	1.39%	Jan 15, 2004	—	861,954
Banco Votorantim	1.39%	Jan 15, 2004	2,258,787	981,676
Banco Wiese Sudameris	—	—	435,478	—
Bancolombia	6.99%	Jan 01, 2004	—	5,313,388
Bank of America	0.56%	Jan 05, 2004	5,373,623	16,444,649
Bonos de la Paz	—	—	1,359	—
Certificado de Deposito Termino	6.72%	Jan 04, 2004	—	1,520
Citi trust	6.94%	Jan 01, 2004	480	4,471
Citibank	1.03%	Jan 04.2004	526,285	36,373,638
Citibank New York	0.84%	Jan 01, 2004	50,625,162	3,981,139
Citiliquit	0.95%	Jan 01, 2004	—	3,077,936
Corfinsura	1.41%	Jan 01, 2004	—	1,968,859
Corfivalle	1.70%	Jan 01, 2004	—	4,513,569
Credifondos	—	—	2,302,034	—
Fam Fondo Ganadero	6.48%	Jan 01, 2004	—	106,930
Fiduciaria del Valle	7.30%	Jan 01, 2004	768,985	1,722,823
Fiducolombia	8.14%	Jan 01, 2004	—	1,095,663
HSBC – Bamerindus	1.39%	Jan 15, 2004	4,420,731	7,832,523
Porvenir	3.22%	Jan 01, 2004	—	14,906,595
Serfinco	8.05%	Jan 01, 2004	—	88,380
Suvalor	10.10%	Jan 01, 2004	4,055,607	1,165,936

			90,971,901	155,197,683

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

5.	Accounts, notes and other receivables:

(i)	Current accounts, notes and other receivables and related allowances for doubtful accounts as of December 31, 2002 and 2003 are as follows:

	As of December 31,
	2002				2003
	Under 90	91 days			Under 90	91 days to
Account	days	to 1 year	Allowance	Total	Days	1 year	Allowance	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts Receivable	80,210,635	13,391,442	(4,464,992)	89,137,085	99,380,175	2,752,183	(2,603,528)	99,528,830
Notes receivable	435,751	584,805	—	1,020,556	738,742	475,825	(93,154)	1,121,413
Other Receivables	8,928,118	10,117,600	(944,007)	18,101,711	3,663,252	48,156,407	(870,073)	50,949,586

Total	89,574,504	24,093,847	(5,408,999)	108,259,352	103,782,169	51,384,415	(3,566,755)	151,599,829

Net long-term other receivables as of December 31, 2002 and 2003 are ThCh$19,349,010 and ThCh$16,676,098, respectively, and are presented on the balance sheet net of an allowance for doubtful accounts of ThCh$ 175,959 and ThCh$ 112,148, respectively.

(ii)	Current and long-term accounts receivable per country as of December 31, 2002 and 2003 are as follows:

	As of December 31,
Country	2002		2003
	ThCh$	%	ThCh$	%
Chile	57,005,704	44.67	82,403,609	48.97
Peru	23,658,029	18.54	17,732,756	10.54
Argentina	6,396,166	5.02	14,304,642	8.49
Colombia	20,088,585	15.74	20,762,811	12.34
Brazil	19,485,955	15.27	32,776,575	19.48
Panama	973,923	0.76	295,534	0.18

Total	127,608,362	100.00	168,275,927	100.00

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

5.	Accounts, notes and other receivables, continued:

(iii)	Changes in the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Beginning balance	3,592,584	5,158,399	5,584,958
Charged to expense	1,319,876	1,127,732	589,252
Deductions	—	(70,038)	(2,118,667)
Other	245,939	(631,135)	(376,640)

Ending balance	5,158,399	5,584,958	3,678,903

(iv)	Sales recorded but not invoiced as of December 31 2001, 2002, and 2003 are ThCh$ 62,810,661, ThCh$ 60,659,280 and ThCh$ 57,766,766, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

6.	Transactions with Related Companies:

Balances of accounts receivable and payable classified according to the nature of the related company transaction are as follows as of December 31, 2002 and 2003:

a. Notes and accounts receivable due from related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Transmisora Eléctrica de Quillota Ltda. (1)	307,264	306,210	890,930	594,249
Atacama Finance Co. (2)	183,867,365	1,904,970	—	128,184,900
Cía de Energía del Mercosur S.A.	4,467,110	5,058,905	—	—
Chilectra S.A.	9,814,157	10,916,580	—	—
Cía. Interconexión Energética S.A.	4,140,271	2,664,652	—	—
Codensa S.A.	15,071,156	19,649,343	—	—
Edelnor S.A.	2,611,419	2,070,382	—	—
Empresa Eléctrica de Bogotá S.A.	173,464	34,433	—	—
Empresa Eléctrica Piura S.A.	176,951	1,589	—	—
Ingendesa Do Brasil Ltda.	—	—	16,181	—
Enersis S.A.	180,890	163,985	—	—
Etevensa	128,705	80,447	—	—
Gasoducto Tal Tal Ltda.	146,320	—	—	—
Gas Atacama Generación Ltda.	576,149	29,846	—	—
Gas Atacama S.A.	—	2,615,689	—	—
Compañía Americana de Multiservicios Ltda.	18,025	—	—	—
Central Generadora Termoeléctrica de Fortaleza S.A.	3,900	103,206	—	—
Synapsis Colombia Ltda.	15,242	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	—	18,916	—	—
Inversiones Eléctricas Quillota S.A.	1,010	2,000	—	—
Elesur S.A.	—	2,081	—	—
Gasoducto Atacama Chile S.A.	—	123,521	—	—
Consorcio Ara - Ingendesa Ltda.	—	452,110	—	—

	221,699,398	46,198,865	907,111	128,779,149

(1) The long-term receivable with Sociedad Transmisora Eléctrica de Quillota Limitada resulted from the sale of fixed assets at book value. The receivable is denominated in UF with accrued interest at an annual rate of 9% and is being paid in five equal annual installments beginning in December 2002.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

6.	Transactions with Related Companies, continued:

(2) The receivables from Atacama Finance Co. correspond to loans received by Compañía Eléctrica Cono Sur S.A. for the purpose of financing construction works of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are denominated in US dollars, bear average weighted interest of 3.40% and mature in March 2005.

b. Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Compañía de Energía del Mercosur S.A.	767,772	569,799	—	—
Compañía de Transmisión del Mercosur S.A.	108,115	1,008,377	—	—
Chilectra S.A.	10,984	27,299	—	—
Codensa S.A. (1)	18,922,225	68,843,708	22,354,521	—
Empresa Eléctrica de Bogotá S.A.	1,238,933	2,851,852	929,744	84,320
Enersis S.A (2)	29,749,071	48,799,445	23,688,641	—
Synapsis Soluciones y Servicios IT Ltda.	1,276,866	1,061,963	—	—
Transmisora Eléctrica de Quillota Ltda.	83,226	22,820	—	—
Compañía Americana de Multiservicios Ltda.	12,780	55,900	—	—
Electrogas S.A.	236,175	194,463	—	—
Enersis Internacional S.A. (3)	4,034	—	2,177,389	—
Synapsis Perú S.A.	111,781	8,388	—	—
Synapsis Colombia S.A.	33,387	38,087	—	—
Compañía Americana Multiser. Perú S.A.	7,224	2,872	—	—
Compañía Americana Multiser.Colombia Ltda.	26,855	55,659	—	—
Gasoducto Tal Tal Ltda.	162,165	—	—	—
Smartcom S.A.	—	2,211	—	—
Ingendesa Do Brasil	—	7,126	—	—
Edelnor S.A.	6,555	26,003	—	—

Total	52,758,148	123,575,972	49,150,295	84,320

Short-term accounts receivable and payable with related companies are related to the sales and purchases of electricity and various services, as well as operating loans. Transactions for electricity and services have terms of 30 days for payment and are not readjustable, operating loans are readjustable and require payment of interest.

(1)	The payable to Codensa S.A. includes a loan of ThCh$ 18,407,800 denominated in US dollars that accrues interest at an average annual rate of 8.35% and is due on November 10, 2004.

(2)	The payables to Enersis S.A. for both years result mainly from financing operations. They are denominated in US dollars and bear interest at Libor+0.955%. In 2003 ThCh$ 3,076,845 of this balance relates to short-term operating loans.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

6.	Transactions with Related Companies, continued:

(3) The payables to Enersis Internacional S.A. bear interest of 2.47%.

Other short-term receivables and payables bear interest rate of TIP + 0.05%. TIP is an inter-bank average interest rate, which amounted to 6.17% as of December 31, 2003.

c.	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

		Income (expense)
	Nature of
Company	Transaction	2001	2002	2003
		ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Interest	10,156,851	6,726,455	5,540,261
	Price-level restatement	4,621,096	5,038,575	1,737,790
	Exchange differences	17,203,587	11,218,729	(28,991,652)
Cia. Americana Multiservicios Ltda.	Services provided	—	34,138	72,312
	Services received	—	—	(1,136)
Central Generadora Termoeléctrica de Fortaleza	Services provided	—	478,557	1,071,271
	Exchange differences	—	(21,852)	—
Com. de Energía del Mercosur S.A.	Sales of energy	23,038,719	19,344,388	19,987,902
	Purchases of energy	(15,500,667)	(1,977,795)	(2,125,804)
	Interest	—	(63,144)	—
Codensa S.A.	Purchases of energy	(10,033,428)	(13,482,676)	(11,421,743)
	Sales of energy	71,480,134	74,117,211	75,147,172
	Services provided	—	105,966	51,067
	Services received	—	(134,057)	(440,600)
	Interest	(2,349,570)	(4,306,873)	(3,100,230)
Cía. Transmisión del Mercosur S.A.	Purchases of energy	(4,025,762)	(1,411,673)	(2,058,111)
Cía. Interconexión Energética S.A.	Sales of energy	47,308,136	27,260,902	21,407,084
	Services provided	912,416	137,215	—
Empresa Eléctrica de Bogotá	Services received	—	—	(2,148,962)
Empresa Propietaria de la Red	Services provided	—	350,464	149,404
Chilectra S.A.	Sales of energy	103,626,017	110,055,612	122,844,944
	Services provided	803,095	1,911,773	2,032,970
	Services received	—	(42,595)	(82,399)
Gas Atacama Generación S.A.	Services provided	328,628	—	78,322
Empresa Eléctrica Piura S.A.	Sales of energy	947,738	1,562,856	488,777
Enersis S.A.	Interest	(319,608)	(3,485,198)	(2,101,485)
	Services provided	452,098	558,058	911,270
	Exchange differences	(3,379,855)	227,246	1,851,914
	Price-level restatement	(369,292)	(581,634)	(277,296)
Enersis Internacional S.A.	Interest	—	—	(19,151)
	Exchange differences	—	—	100,262
	Price-level restatement	—	—	(32,337)
Enersis de Argentina S.A.	Exchange differences	—	1,866	—
Etevensa	Sales of energy	—	5,815,456	2,214,085
	Services provided	3,093,945	—	57,629
Electrogas S.A.	Purchase of gas	—	(3,003,372)	(2,618,015)
	Services provided	(2,474,130)	5,117	2,384
Edelnor S.A.	Sales of energy	—	29,063,279	28,019,575
Smartcom S.A.	Services provided	32,635,662	2,081	—
Endesa Internacional S.A.	Interest	181,813	(4,034)	—
Cam Colombia Ltda.	Services received	16,133	(311,959)	(318,277)
	Services provided	—	—	2,969
Elesur S.A.	Services provided	—	—	17,199

Subtotal		278,353,756	265,189,082	228,049,365

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

6. Transactions with Related Companies, continued:

c.	The most significant transactions and their effects in income (expense) for each year ended December 31, continued:

		Income (expense)
	Nature of
Company	Transaction	2001	2002	2003
		ThCh$	ThCh$	ThCh$
Subtotal from previous page		278,353,756	265,189,082	228,049,365
Synapsis Sol y Serv. IT Ltda.	Services received	(241,217)	(3,220,908)	(2,384,966)
	Services provided	—	2,754	96,922
Synapsis Argentina	Services received	—	(41,520)	—
Synapsis Colombia	Services received	—	(395,967)	(374,688)
Consorcio ARA — Ingendesa Ltda.	Services provided	—	—	2,122,834
	Services received	—	—	(45,740)
Transmisora Eléc. de Quillota Ltda.	Interests	135,751	145,491	107,246
	Services provided	—	5,117	157,244
	Services received	—	—	(28,950)
	Price-level restatement	—	44,434	24,733
Endesa Servicios Generales S.A.	Services received	—	—	(122,745)
Enersis Energía de Colombia S.A.	Sale of energy	2,963,870	—	—

Total		281,212,160	261,728,483	227,601,255

These transactions were carried out at prices that approximate market value.

The transfer of short-term funds between related companies, which funds are not for collection or payment of services, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30-day terms, with automatic rollover for the same period and settlement in line with cash flows.

7.	Income taxes:

a.	Taxes recoverable (payable) as of each year-end are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Income tax payable	(4,512,902)	(6,567,829)
Income tax recoverable	8,795,363	9,054,254
VAT recoverable	15,385,102	5,203,486

Net	19,667,563	7,689,911

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

7.	Deferred income taxes, continued:

b.	In accordance with BT No. 60 and complementary bulletins thereto of the Chilean Association of Accountants, and applicable circulars issued by the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2002 and 2003 as follows:

	As of December 31, 2002				As of December 31, 2003
	Asset		Liability		Asset		Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	—	49,608	—	—	37,154	49,334	—	—
Deferred income	100,963	1,383,656	—	—	42,276	1,070,102	—	—
Vacation accrual	327,336	—	—	—	352,168	—	—	—
Depreciation	—	7,733,690	34,247	304,884,830	—	6,886,751	32,065	261,519,431
Severance indemnities	—	—	—	334,864	—	—	—	524,885
Other events	194,458	1,179,854	—	5,625,588	501,167	836,938	—	—
Finance costs	—	118,204	—	13,893,414	—	—	—	10,638,763
Tax losses	—	61,626,381	—	—	—	61,591,437	—	—
Contingencies	2,352,011	1,378	—	—	1,304,390	—	—	—
Capitalized Costs	—	—	—	1,371,541
Imputed interest on construction	—	—	—	4,912,067	—	—	—	4,550,251
Costs of studies	—	—	—	8,052,280	—	—	—	7,980,878
Spare parts used	—	—	—	1,097,152	—	—	—	3,716,538
Leasing payables	—	2,324,725	—	—	—	—	—	—
Bonds discount	—	—	—	236,988	—	—	—	567,008
El Chocón investments	—	—	37	2,926,732	—	—	—	2,725,964
Forward and swap contracts	354,326	236,516	—	—	—	305,207	965,095	—
Provision for employee obligations	—	920,310	—	—	—	1,031,431	—	—
Complementary accounts, net	—	(39,232,190)	(37)	(242,731,134)	—	(20,892,082)	—	(209,661,844)
Valuation allowance	—	(2,294,384)	—	—	—	(2,619,849)	—	—

Total	3,329,094	34,047,748	34,247	100,604,322	2,237,155	48,259,269	997,160	82,561,874

Net deferred tax balance	3,294,847	—	—	66,556,574	1,239,995	—	—	34,302,605

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

7.	Deferred income taxes, continued:

c.	Income tax expense for the years ended December 31, 2001, 2002 and 2003 is as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Current income tax (expense) benefit
Income tax provision	(32,853,827)	(40,746,144)	(50,159,498)
Adjustment for tax expense prior year	4,488,063	659,558	(1,640)
Non-deductible expense tax Art.21	(40,185)	(108,851)	74,702
Deferred tax (expense) benefit
Deferred taxes	(15,239,925)	(15,514,061)	40,356,084
Amortization of complementary accounts	4,957,934	(15,338,063)	(17,609,110)
Change in valuation allowance	(1,623,074)	(127,841)	(38,621)
Other charges or credits	—	(159,280)	—

Total	(40,311,014)	(71,334,682)	(27,378,083)

8.	Other current assets:

Other current assets as of each year-end are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Accounts receivable from the Chilean Ministry of PublicWorks	8,483,476	57,395
Deposits related to payments to suppliers	996,620	1,135,343
Legal deposit (Cachoeira Dourada)	—	1,748,833
Forward contracts and swaps	29,488,151	1,459,694
Unrealized losses on derivatives	11,366,432	367,503
Time deposits Infraestructura Dos Mil S.A.	25,596,370	—
Reserve funds Infraestructura Dos Mil S.A.	1,311,954	—
Marketable securities	4,870	1,191,678
Other	251,738	370,513

Total	77,499,611	6,330,959

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

9.	Property, plant and equipment:

The composition of property, plant and equipment as of each year end is as follows:

		As of December 31,
	Estimated years of
	useful lives	2002	2003
		ThCh$	ThCh$
Land		40,661,260	36,288,301

Buildings and infrastructure	35 – 40	6,425,685,364	5,517,079,866

Distribution and transmission lines and public lighting:
Distribution lines	35	3,268,398	2,955,476
Substation transmission and distribution	35	10,043,295	9,929,501
Others	35	9,208,520	7,588,870

Sub-total		22,520,213	20,473,847

Machinery and equipment:
Generators and turbines	20-30	735,072,977	594,684,086
Combined cycle	25	383,019,445	316,919,672
Others	6-40	101,351,629	102,695,634

Sub-total		1,219,444,051	1,014,299,392

Construction in progress	—	24,101,640	24,689,533
Fixed assets in leasing	—	30,295	30,295
Furniture and fixtures, tools, software and information technology equipment	3 – 10	13,898,972	15,988,125
Vehicles	6 – 10	1,427,501	2,960,240
Other assets	3 – 8	3,765,864	7,669,111

Sub-total		43,224,272	51,337,304
Technical appraisal		734,129,604	601,340,020

Total Property, plant and equipment		8,485,664,764	7,240,818,730
Less: Accumulated depreciation		(2,759,117,145)	(2,572,876,929)

Total Property, plant and equipment, net		5,726,547,619	4,667,941,801

The Company and its foreign subsidiaries have individually purchased insurance policies which cover “all risk”, earthquake and machinery breakdown, with coverage limitation of ThUS$100,000. This coverage includes business interruption damages. The premiums associated with these policies are recorded proportionately in each company under “Prepaid expenses” and charged to expenses over their term of usage.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

9.	Property, plant and equipment, continued:

Recoverability of property, plant and equipment:

The Company periodically analyzes the recoverability of its recorded book values of its property, plant and equipment, including property, plant and equipment held by the Company’s subsidiaries in countries outside of Chile where property, plant and equipment is measured into US dollars. The analyses consist in evaluating the recoverability of the Company’s property, plant and equipment by comparing estimated future undiscounted cash flows to the carrying amounts of such assets recorded by the Company in these companies, in accordance with Chilean GAAP. These analyses differ from impairment testing performed for goodwill (see note 12). The result of these analyses determined that no adjustments were required to the net book values of the property, plant and equipment of the Company and its subsidiaries as of December 31, 2003.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

10.	Investment in related companies:

a)	Investments as of each year-end are as follows:

	As of December 31,
	2002	As of December 31, 2003			Carrying Value		Equity in net earnings (losses)
Related Companies	Percentage Owned	Number of Shares	Percentage Owned	Related Equity	2002	2003	2001	2002	2003
	%		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Companía de Interconexión Energética S.A.	45.000%	128,270,106	45.000%	121,877,449	53,779,154	54,844,852	(5,885,119)	7,302,991	11,141,588
Gas Atacama Generación S.A. (1)	50.000%	—	0.050%	59,258,642	34,224,169	29,629	(3,475,447)	(4,841,267)	1,629
Gasoducto Atacama Argentina S.A. (1)	50.000%	—	0.050%	54,547,284	32,434,359	27,274	(4,733,532)	2,410,003	738
Gasoducto Atacama Chile S.A. (1)	50.000%	—	0.050%	51,450,616	28,208,829	25,725	3,336,818	3,244,807	2,647
Inversiones Eléctricas Quillota S.A.	50.000%	608,676	50.000%	21,995,615	8,649,319	10,997,808	(30,092)	1,323,229	3,290,216
Inversiones Electrogas S.A.	42.500%	425	42.500%	18,797,232	6,744,695	7,988,824	34,432	644,761	2,489,188
Inversiones Gas Atacama Holding Ltda	—	—	50.000%	164,948,946	—	82,474,473	—	—	(237,707)
Comercializadora de Energía del Mercosur S.A.	45.000%	6,305,400	45.000%	7,708,759	3,460,579	3,468,942	49,361	(1,539,842)	610,060
Transmisora Eléctrica de Quillota Ltda	50.000%	—	50.000%	5,392,454	2,541,493	2,696,227	88,718	127,794	155,165
Atacama Finance Co.	—	—	—	—	2,615,406	—	122,027	(134,600)	—
Gas Atacama S.A.(1)	50.000%	1,147	0.001%	164,950,845	—	1,891	—	—	4
Electrogas S.A (2)	0.020%	85	0.020%	17,267,942	2,402	3,669	—	342	1,268
Distrilec Inversora S.A (3)	0.890%	4,416,141	0.890%	324,606,610	3,686,728	2,880,773	37	41,383	(135,472)
Consorcio ARA - Ingendesa Ltda	50.000%	—	50.000%	124,272	53,412	62,136	422,909	57,496	50,388
Consorcio Ingendesa - Minmetal Ltda	50.000%	—	50.000%	3,326	1,856	1,663	—	19,105	—
Ingendesa do Brasil Limitada (4)	—	—	—	—	58,016	—	22,788	—	—

Total					176,460,417	165,503,886	(10,047,100)	8,656,202	17,369,712

(1)     Inversiones Gas Atacama Holding Ltda. is the parent company of these entities (see Note 10 d).

(2)     Electrogas S.A. is consolidated by Inversiones Eléctrogas, but the Company also has a direct participation, which is reflected here.

(3)     The Company’s participation in Distrilec Inversora S.A. is accounted for under the equity method as the Company’s parent, Enersis S.A., exerts control over this Company.

(4)     This company is in the development stage.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

10.	Investment in related companies, continued:

b)	Purchases of subsidiaries during the years ended December 31, 2002 and 2003:

- Lajas Inversora S.A.

During the year ended December 31, 2003, Lajas Inversora S.A. purchased 384,508 (0.0131%) shares of Central Eléctrica Cachoeira Dourada S.A. (Brazil) for ThCh$24,761, increasing its participation in voting rights to 99.61%.

- Endesa S.A.

As of October 3, 2003, the Company acquired 18,127,421 (12.33%) shares of Central Costanera S.A. (Argentina) for ThCh $2,962,448 (US$ 4,500,000), increasing its participation to 64.26%.

The costs of these incremental investments is as follows:

	As of December 31,
	2002	2003
Purchases	ThCh$	ThCh$
Central Eléctrica Cachoeira Dourada S.A.	59,520	24,761
Pangue S.A.	5,048,883	—
Central Costanera S.A.	—	2,962,448
Other	41,313	—

	5,149,716	2,987,209

c)	Sales of subsidiary shares during the years ended December 31, 2002 and 2003:

As of June 23, 2003 the Company sold 330,939,522 shares of Infraestructura Dos Mil S.A. for the price of ThCh$39,097,079 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A. for the price of ThCh$40,147, which represented the total participation of the Company in these entities.

As of December 29, 2003, Cono Sur S.A. sold 3,150,000 shares of Atacama Finance to Gas Atacama S.A. for the price of US$4,400,000.

As of December 29, 2003, Cono Sur S.A. sold 5,000 shares of Enegex Co. to Gas Atacama S.A. for the price of US$5,000.

d)	New entities created in 2003:

As of October 1, 2003 and November 17, 2003, Inversiones Gas Atacama Holding Limitada was constituted. Inversiones Endesa Norte S.A. 50% participation was purchased for ThCh$700,000 in cash and the transfer of 99.50% of its participation in Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generacion Limitada, which is equal to 49.95% of total voting rights in these entities.

As of December 1, 2003 Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generacion Limitada changed their names to Gasoducto Atacama Chile SA, Gasoducto Atacama Argentina SA and Gas Atacama Generación SA., respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

10.	Investment in related companies, continued:

(e)	In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2002 and 2003, the Company has designated long-term liabilities denominated in foreign currencies as hedges against net investments in foreign countries, when the functional currency of those investments is the same currency in which the liability is denominated. The Company recorded foreign exchange gains and losses on those liabilities as cumulative translation adjustments in shareholders’ equity, and in this way, they act as economic hedges of the exchange risk affecting the investments. To the extent that liabilities exceed the total investment, the gain or loss on the ineffective portion of the hedging liability is recorded in current income. As of December 31, 2003 the corresponding investments and associated liabilities are as follows:

			Reporting	Associated
Company	Country of Origin	Investment	Currency	Liability
		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	388,075,105	US$	275,373,220
Central Hidroeléctrica Cachoeira Dourada S.A.	Brazil	358,414,232	US$	405,082,294
Edegel S.A.	Peru	180,701,515	US$	165,456,684
Companía de Interconexión Energética S.A.	Brazil	54,844,852	US$	48,193,748
Hidroeléctrica El Chocón S.A.	Argentina	189,748,674	US$	81,628,031
Comercializadora de Energia del Mercosur S.A.	Argentina	3,468,942	US$	2,271,562
Central Costanera S.A.	Argentina	92,380,475	US$	57,636,346
Distrilec Inversora S.A.	Argentina	2,880,773	US$	1,342,178

Total		1,270,514,568		1,036,984,063

11. Investments in other companies:

Investments in other companies as of December 31, 2002 and 2003 are as follows:

			As of December 31,
	Number of	Percentage
Company	shares	owned	2002	2003
		%	ThCh$	ThCh$
Club de la Banca y Comercio	1	—	2,726	1,945
Club Empresarial	1	1.00%	6,212	6,290
Empresa Eléctrica de Aysen S.A.	2,516,231	—	1,997,810	1,997,810
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,455	3,455
Cooperativa Eléctrica de Chillán	—	—	13,037	13,037
CDEC-SIC Ltda	—	24.35%	225,345	169,004
CDEC-SING Ltda	—	7.69%	—	100,655
Empresa Eléctrica de Bogotá S.A.	6,409,132	5.50%	79,838,297	65,318,594
Financiera Eléctrica Nacional	4,098	0.10%	357,091	108,998
Electrificadora de la Costa	3,599,191	0.06%	—	26,475
Electrificadora del Caribe	85,568,116	0.23%	—	1,343,089
Edegas	1	1.00%	3,456	—
Autopista del Río Maipo S.A.	25	—	4,875	—

Total			82,452,402	69,089,450

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

12.	Goodwill and Negative Goodwill:

a.	Goodwill is calculated as the excess of the purchase price over the net book value of the assets acquired and as of December 31, 2001, 2002 and 2003 is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2001	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A. (1)	1,651,827	24,259,256	—	—	—
Companía Hidroeléctrica Cachoeira Dourada S.A.(1)	4,121,311	70,260,190	—	—	—
Lajas Inversora S.A. (1)	106,529	1,816,111	—	—	—
Emgesa S.A.	1,531,826	1,631,589	1,335,456	24,210,381	18,471,931
Gasoducto Atacama Chile Ltda	4,820	4,820	4,820	77,926	73,106
Hidroeléctrica El Chocón S.A. (1)	818,125	10,170,013	—	—	—
Hidroinvest S.A. (1)	78,471	1,393,519	—	—	—
Edegel S.A.	38,279	41,431	33,895	614,543	468,885
Pangue S.A.	—	70,389	168,933	3,308,270	3,139,337

Total	8,351,188	109,647,318	1,543,104	28,211,120	22,153,259

b.	Negative goodwill has been recorded as the excess of the net book value of the assets acquired over the purchase price and as of December 31, 2001, 2002 and 2003 is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2001	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Edegel S.A.	9,757,944	10,397,103	8,506,245	63,714,136	43,620,591
Central Costanera S.A.	—	—	424,069	—	16,538,687
Central Hidroeléctrica Betania S.A.	34,103,377	35,234,878	6,448,438	25,067,747	14,322,281
Empresa Eléctrica de Bogotá S.A.	241,529	257,351	210,799	3,860,509	2,947,623
Companía Hidroeléctrica Cachoeira Dourada S.A. (1)	2,016,729	37,238,402	—	—	—
Hidroeléctrica El Chocón S.A. (1)	250,628	3,649,603	—	—	—

Total	46,370,207	86,777,337	15,589,551	92,642,392	77,429,182

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

12.	Goodwill and Negative Goodwill, continued:

(1)	An analysis of the recoverability of the net goodwill balance (goodwill less negative goodwill) associated with investments in and outside Chile was performed in accordance with IAS No. 36 “Impairment of Assets”, following the guidance in Technical Bulletin No. 56 issued by the Chilean Association of Accountants. The results of this analysis showed that the goodwill and negative goodwill associated with investments made in Argentina and Brazil were 100% impaired as of December 31, 2002, due to the finding that the future discounted cash flows expected to be produced from the investees in those countries was not sufficient to offset the recovery of recorded goodwill and negative goodwill.

Endesa-Chile recorded a charge to income of ThCh$62,772,793, which is recorded in amortization of goodwill and amortization of negative goodwill in the consolidated statement of income for the year ended December 31, 2002. The amount recorded by the Company on a consolidated basis, net of the effect of minority interests, was a net charge to income of ThCh$56,671,291.

An analysis of the recoverability of goodwill and negative goodwill associated with investments in and outside Chile performed as of December 31, 2003 did not resulted in any impairment.

13.	Other intangibles:

The detail of other intangibles as of each year-end is as follows:

		As of December 31,			As of December 31,
		2002			2003
	Useful
	life		Accumulated			Accumulated
	(months)	Total	Amortization	Net Balance	Total	Amortization	Net Balance
				ThCh$	ThCh$	ThCh$	ThCh$
Easements	24	1,424,761	(646,034)	778,727	2,323,909	(1,658,036)	665,873
Water rights	1,440	18,482,398	(1,074,904)	17,407,494	15,121,117	(1,200,664)	13,920,453
Salex-fourth line Comahue	60	9,470,187	(1,946,650)	7,523,537	9,712,787	(4,074,062)	5,638,725
Software	48	624,890	(123,958)	500,932	1,097,196	(386,858)	710,338
Mine rights	—	50,965	—	50,965	—	—	—
Tolls license	—	31,634	—	31,634	—	—	—
Other	—	2,245,621	(1,611,186)	634,435	4,175	(1,527)	2,648

Total		32,330,456	(5,402,732)	26,927,724	28,259,184	(7,321,147)	20,938,037

Amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to ThCh$4,159,730, ThCh$3,238,941 and ThCh$1,638,920, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

14. Other assets:

Other assets as of each year-end are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Bond discount	12,189,522	13,559,306
Receivable from Ministry of Public Works	2,142,816	—
Reimburseable contributions	4,170,854	3,658,444
Deferred commissions on loans and lines of credit (1)	16,506,125	16,852,118
Minimum tax on earnings of certain productive assets (Argentina)	3,396,406	3,975,491
Bond issuance costs	11,628,452	5,512,705
Unrealized loss on forward contracts and collars	22,664,739	8,110,371
Software and licenses	—	1,012,429
Forward contracts and swaps	810,569	4,843,040
Others	101,167	1,297,382

Total	73,610,650	58,821,286

(1)	In May 2003 the Company refinanced debt of US$ 743 million, incurring commission expenses of ThCh$16,141,071, which are presented in the statement of cash-flows as other disbursements for financing. These costs are being deferred and are amortized over the period of the loans to which they relate.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

15.	Due to banks and financial institutions:

a.	Short-term debt due to banks and financial institutions:

During May of 2003 the Company refinanced debt of US$ 743 million with a consortium of 24 banks lead by BBVA, Dresdner Kleinwort Wasserstein, Salomon Smith Barney and and Santander Central Hispano Investment Securities, extending the payment period to 2008. The Company issued bonds in July 2003 of US$ 600 million and in October 2003 of UF 8 million (see Note 17), of which US$ 459 million was used to prepay the debt.

	Foreign Currency				Local Currency		Total
			Other foreign
	US$		currencies		Ch$
Financial Institution	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
Banco BBVA Bhif	—	—	—	—	5,751,678	7,846	5,751,678	7,846
Banco Barings	5,085,087	3,644,804	—	—	—	—	5,085,087	3,644,804
Banco Continental	—	—	3,725,094	6,008,244	—	—	3,725,094	6,008,244
Banco Crédito e Inversiones	—	—	—	—	2,801,774	—	2,801,774	—
Banco Crédito e Inversiones – Perú	—	3	16,435,418	4,851,076	—	—	16,435,418	4,851,079
Banco de Bogotá	—	—	3,851,800	—	—	—	3,851,800	—
ABN Ambro Bank	—	—	—	4,306,874	—	—	—	4,306,874
Banco Ganadero	—	—	893,455	2,642,638	—	—	893,455	2,642,638
Banco Itau	2,799,403	1,824,094	—	—	—	—	2,799,403	1,824,094
Lloyd’s Bank	3,637,074	2,586,355	—	—	—	—	3,637,074	2,586,355
Banco Santander	—	—	2,070,399	2,731,780	—	—	2,070,399	2,731,780
Banco Santander Santiago	—	—	—	—	17,619,283	2,370,847	17,619,283	2,370,847
Bank Boston	2,235,902	1,234,748	—	8,084,402	—	—	2,235,902	9,319,150
Interbank	—	—	—	7,220	—	—	—	7,220
Citibank	—	—	2,936,630	3,833,554	—	—	2,936,630	3,833,554
Hermes Bank	—	3,290,246	—	—	—	—	—	3,290,246
Banco San Paolo	40,715,710	—	—	—	—	—	40,715,710	—
Davivienda	—	—	—	3,254,460	—	—	—	3,254,460
Banco AV Villas	—	—	—	2,153,639	—	—	—	2,153,639
Banco de Occidente	—	—	—	1,714,007	—	—	—	1,714,007

Total	54,473,176	12,580,250	29,912,796	39,587,894	26,172,735	2,378,693	110,558,707	54,546,837

Total principal	54,317,523	12,403,371	28,947,175	39,548,392	26,172,735	2,378,693	109,437,433	54,330,456

Weighted average annual interest rate	5.04%	5.70%	6.20%	6.81%	1.08%	3.00%	4.23%	6.54%

	As of December 31,
	2002	2003
	%	%
Percentage of debt in foreign currency	76.33	95.64
Percentage of debt in local currency	23.67	4.36

Total	100.00	100.00

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

15.	Due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total
	US$		Other foreign currencies		Ch$
Financial Institution	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
ABN Amro Bank	2,197,313	1,758,905	—	—	—	—	2,197,313	1,758,905
Banco Estado	940,631	3,867	—	—	1,391,523	1,365,649	2,332,154	1,369,516
Banco Hermes	5,445,443	—	—	—	—	—	5,445,443	—
Banco Medio Crédito	—	—	2,039,576	1,820,338	—	—	2,039,576	1,820,338
Banco Santander	776,322	—	—	—	—	—	776,322	—
Banco Santander Central Hispano	112,031,531	81,025	—	—	—	—	112,031,531	81,025
Corfinsura	56,385	—	—	196,560	—	—	56,385	196,560
Bancolombia	—	—	—	196,560	—	—	—	196,560
Banesto	4,647,067	5,093,156	—	—	—	—	4,647,067	5,093,156
Bank of América	68,968,165	46,438,382	—	—	—	—	68,968,165	46,438,382
Banco Nationale París	11,980,120	11,746,568	—	—	—	—	11,980,120	11,746,568
Bank of Tokio – Mitsubishi	7,174,671	5,758,498	1,059,993	960,646	—	—	8,234,664	6,719,144
Bndes	—	—	—	1,498,751	—	—	—	1,498,751
J.P. Morgan Chase Bank	412,797	315,209	5,374,116	—	—	—	5,786,913	315,209
Citibank	22,936,068	9,786,826	—	—	—	—	22,936,068	9,786,826
Citibank N.A.	—	26,946	—	—	—	—	—	26,946
Citibank N.Y.	387,469	—	—	—	—	—	387,469	—
Electrobras – Brasil	—	—	464,068	—	—	—	464,068	—
Export Develop. Corp	2,532,048	1,827,243	—	—	—	—	2,532,048	1,827,243
Santander Investment Bank	—	3,057,654	—	—	—	—	—	3,057,654
Kreditanstalt fuer Wiederaufbau	429,022	346,974	—	—	—	—	429,022	346,974
Midland Bank	5,725,137	—	—	—	—	—	5,725,137	—
Santander Inv. Bank	6,412,718	—	—	—	—	—	6,412,718	—
Skandinaviska Enskildabnken	2,398,873	1,985,176	—	—	—	—	2,398,873	1,985,176
BIRF	—	—	1,207,721	1,117,055	—	—	1,207,721	1,117,055
Societe Generale	1,863,977	1,140,973	—	—	—	—	1,863,977	1,140,973
Davivienda	—	—	—	159,212	—	—	—	159,212
Conavi	—	—	—	122,850	—	—	—	122,850
Bancafe	—	—	—	73,710	—	—	—	73,710
Colpatria	—	—	—	49,140	—	—	—	49,140
Granahorrar	—	—	—	73,710	—	—	—	73,710
Banco Bilbao Vizcaya Argentaria S.A.	—	16,448	—	—	—	—	—	16,448
Dresdner Bank Luxembourg	—	16,448	—	—	—	—	—	16,448
HSBC Bank plc. Spanish Branch	—	19,750	—	—	—	—	—	19,750
San Paolo IMI S.p.A.	—	18,877	—	—	—	—	—	18,877
BNP Paribas	—	16,448	—	—	—	—	—	16,448
Deutsche Bank AG	—	16,448	—	—	—	—	—	16,448
Landesbank Rheinland-Pfalz	—	5,140	—	—	—	—	—	5,140
Credit Lyonnais	—	10,498	—	—	—	—	—	10,498
ING Bank N.V.	—	10,498	—	—	—	—	—	10,498

Subtotal	257,315,757	89,497,957	10,145,474	6,268,532	1,391,523	1,365,649	268,852,754	97,132,138

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

15.	Due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions, continued:

	Foreign Currency				Local Currency		Total
			Other foreign
	US$		currencies		Ch$
Financial Institution	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
Subtotal previous page	257,315,757	89,497,957	10,145,474	6,268,532	1,391,523	1,365,649	268,852,754	97,132,138
The Bank of Tokyo-Mitsubishi, Ltd.	—	10,498	—	—	—	—	—	10,498
WestLB AG,	—	10,498	—	—	—	—	—	10,498
Banco Popular Español	—	7,352	—	—	—	—	—	7,352
Bayerische Hypo-und Vereinsbank AG, IBF Branch	—	3,115	—	—	—	—	—	3,115
Bayerische Landesbank, IBF Branch	—	3,115	—	—	—	—	—	3,115
Banco de Sabadell S.A.	—	2,087	—	—	—	—	—	2,087
Israel Discount Bank of New York	—	1,682	—	—	—	—	—	1,682
Banca Intesa, S.p.A.	—	10,498	—	—	—	—	—	10,498
Banco Español de Crédito	—	5,233	—	—	—	—	—	5,233
Mizuho Corporate Bank,	—	4,205	—	—	—	—	—	4,205
Landesbank Baden-Wuerttemberg	—	4,205	—	—	—	—	—	4,205
Royal Bank of Canada Europe Limited	—	10,496	—	—	—	—	—	10,496

Total	257,315,757	89,570,941	10,145,474	6,268,532	1,391,523	1,365,649	268,852,754	97,205,122

Total principal	246,650,904	86,844,444	9,862,252	5,365,903	1,391,523	1,254,060	257,904,679	93,464,407

Weighted average annual interest rate	3.62%	4.87%	4.30%	8.12%	9.00%	9.00%	3.71%	4.98%

	As of December 31,
	2002	2003
	%	%
Percentage of debt in foreign currency	99.48	98.60
Percentage of debt in local currency	0.52	1.40

Total	100.00	100.00

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

15. Due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions:

		As of
		December 31,
		2002	As of December 31, 2003
				After 2	After 3	After 5
			After 1 year	years but	years but	years but			Annual
		Long-term	but within 2	within 3	within 5	within 10	After 10	Total long-	interest
Financial Institution	Currency	portion	years	years	years	years	years	term portion	rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	2,113,291	—	—	—	—	—	—	—
Banco Estado	$Ch.	5,756,763	1,395,900	1,694,640	1,273,686	—	—	4,364,226	9.00%
	US$	4,650	—	—	—	—	—	—	—
Banco Medio Crédito	$Arg	12,090,308	1,797,897	1,797,897	1,797,897	6,292,887	—	11,686,578	1.75%
Bandes	Rs	7,509,509	—	1,783,205	2,121,553	2,989,260	—	6,894,018	17.50%
Banco Santander Central	US$	—	7,310,509	14,621,019	21,931,528	—	—	43,863,056	4.16%
Banesto	US$	28,650,213	2,418,557	2,418,557	4,837,114	7,255,675	—	16,929,903	4.29%
Banco Nationales de	US$	59,750,971	9,378,499	8,779,095	17,558,190	4,389,548	—	40,105,332	4.66%
Paris	US$	16,342,684	1,928,644	1,928,644	3,857,288	4,664,497	1,644,520	14,023,593	5.28%
Bank Of Tokio	US$	13,928,001	5,697,501	—	—	—	—	5,697,501	2.00%
Mitsubishi ltda	Pounds	886,725	402,154	—	—	—	—	402,154	4.63%
	Yen	933,276	422,438	—	—	—	—	422,438	0.89%
	Euros	248,420	121,738	—	—	—	—	121,738	3.00%
IRF	U.P.	1,201,425	—	—	—	—	—	—
JP Morgan Chase Bank	US$	58,063,688	32,659,000	—	14,845,000	—	—	47,504,000	8.53%
Citibank	US$	34,216,101	9,331,143	—	—	—	—	9,331,143	3.38%
Citibank N.Y.	US$	362,897,812	2,431,215	4,862,430	7,293,645	—	—	14,587,290	4.16%
Export Development Corp.	US$	17,817,287	828,805	828,805	1,657,610	4,144,025	828,802	8,288,047	2.11%
	US$	—	862,246	862,246	1,724,492	1,293,371	—	4,742,355	2.44%
Kreditanstalt für Wiederaufbau	US$	2,183,691	324,830	324,830	649,660	162,415	—	1,461,735	4.85%
Santander Investment	US$	3,701,560	—	—	—	—	—	—	—
Skandinaviska Enskildabnken	US$	7,196,504	1,962,604	1,962,509	981,302	—	—	4,906,415	0.65%
Societe Generale	US$	1,391,828	—	—	—	—	—	—
Davivienda	$Col	—	—	—	6,412,312	—	—	6,412,312	12.55%
Corfinsura	$Col	—	—	—	8,549,390	—	—	8,549,390	12.55%
	US$	32,935,901	—	—	—

Subtotal		669,820,608	79,273,680	41,863,877	95,490,667	31,191,678	2,473,322	250,293,224

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

15. Due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions, continued:

		As of
		December
		31, 2002	As of December 31, 2003
				After 2	After 3	After 5
			After 1 year	years but	years but	years but			Annual
		Long-term	but within 2	within 3	within 5	within 10	After 10	Total long term	interest
Financial Institution	Currency	portion	years	years	years	years	years	portion	rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
Subtotal previous page		669,820,608	79,273,680	41,863,877	95,490,667	31,191,678	2,473,322	250,293,224
Bancolombia	$Col	—	—	—	8,549,390	—	—	8,549,390	12.55%
Conavi	$Col	—	—	—	5,343,369	—	—	5,343,369	12.55%
Bancafe	$Col	—	—	—	3,206,021	—	—	3,206,021	12.55%
Colpatria	$Col	—	—	—	2,137,347	—	—	2,137,347	12.55%
Granahorrar	$Col	—	—	—	3,206,021	—	—	3,206,021	12.55%
Banco Bilbao Viscaya Argentina S.A.	US$	—	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16%
Dresdner Bank Luxembourg S.A.	US$	—	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16%
HSBC Bank plc, Spanish Branch	US$	—	1,781,954	3,563,908	5,345,862	—	—	10,691,724	4.16%
San Paolo IMI S.p.A.	US$	—	1,703,256	3,406,512	5,109,768	—	—	10,219,536	4.16%
BNP Paribas	US$	—	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16%
Deutsche Bank AG	US$	—	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16%
Landesbank Rheinland-Pfalz-Girozentrale	US$	—	463,758	927,516	1,391,274	—	—	2,782,548	4.16%
Credit Lyonnais	US$	—	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16%
ING Bank N.V.	US$	—	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16%
Bank Of Tokio Mitsubishi ltda	US$	—	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16%
WestLB AG	US$	—	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16%
Banco Popular Español	US$	—	663,314	1,326,628	1,989,942	—	—	3,979,884	4.16%
Bayerische Hypo-und Vereinsbank AG	US$	—	281,065	562,131	843,196	—	—	1,686,392	4.16%
Bayerische Landesbank,	US$	—	281,065	562,131	843,196	—	—	1,686,392	4.16%
Banco de Sabadell, SA	US$	—	188,314	376,628	564,942	—	—	1,129,884	4.16%
Israel Discount Bank of New York	US$	—	151,775	303,551	455,326	—	—	910,652	4.16%
Banca Intesa, S.p.A.	US$	—	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16%
Banco Español de Crédito	US$	—	472,190	944,380	1,416,570	—	—	2,833,140	4.16%
Mizuho Corporate Bank, Ltd.	US$	—	379,438	758,876	1,138,314	—	—	2,276,628	4.16%
Landesbank Baden-Württemberg	US$	—	379,438	758,876	1,138,314	—	—	2,276,628	4.16%
Royal Bank of Canada Europe Limited	US$	—	947,192	1,894,381	2,841,573	—	—	5,683,146	4.16%

Total		669,820,608	97,638,489	78,593,495	173,027,242	31,191,678	2,473,322	382,924,226

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

15.	Due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions, continued:

	As of December 31,
	2002	2003
	%	%
Percentage of debt in foreign currency	99.15	98.86
Percentage of debt in local currency	0.85	1.14

Total	100.00	100.00

d.	Except for certain debts, which are collateralized by liens on specific assets (see Note 28), all of these debts rank the same in priority of payment.

16. Promissory notes:

Promissory notes as of each year-end are as follows:

			As of December 31,
Financial	Maturity	Interest
Instrument	Date	Rate	2002	2003
		%	ThCh$	ThCh$
Commercial paper 1st issuance	June 10, 2003	4.33%	3,500,603	—
Commercial paper 2nd issuance	May 9, 2003	4.50%	4,142,243	—

Total			7,642,846	—

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17.	Bonds payable:

a)	Details of the current portion of bonds payable is as follows at each year-end:

Short-term portion of long-term bonds:

						Par value
			Face Value	Interest	Maturity
Issuer	Series	Currency	Outstanding	rate	date	2002	2003
Endesa-Chile	1	US$	230,000,000	7.88%	2/1/2027	4,906,924	4,005,132
Endesa-Chile	2	US$	220,000,000	7.33%	2/1/2037	4,873,420	3,987,121
Endesa-Chile	3	US$	200,000,000	8.13%	2/1/2097	1,019,215	769,694
Endesa-Chile	1	US$	400,000,000	7.75%	7/15/2008	10,312,351	8,436,908
Endesa-Chile	1	US$	400,000,000	8.50%	4/1/2009	6,169,267	5,047,300
Endesa-Chile	E-1, E-2	U.F.	6,000,000	6.20%	8/1/2006	2,581,888	2,583,176
Endesa-Chile	C1, C2, D1, D2	U.F.	1,251,257	6.80%	11/1/2010	2,473,129	2,600,930
Endesa-Chile	F	U.F.	1,500,000	6.20%	8/1/2022	645,472	645,794
Endesa-Chile	144 A	US$	400,000,000	8.35%	8/1/2013	—	8,649,357
Endesa-Chile	144 A	US$	200,000,000	8.63%	8/1/2015	—	4,467,626
Endesa-Chile	G	U.F.	4,000,000	4.80%	10/15/2010	—	668,867
Endesa-Chile	H	U.F.	4,000,000	6.20%	10/15/2008	—	861,052
Pehuenche	1	US$	170,000,000	7.30%	5/1/2003	124,886,525	—
Edegel-Peru	1	US$	30,000,000	8.75%	6/3/2007	150,293	122,974
Edegel-Peru	2	US$	30,000,000	8.41%	2/14/2007	697,526	570,865
Edegel-Peru	3	US$	30,000,000	8.75%	6/13/2006	98,468	80,569
Edegel-Peru	4	US$	20,000,000	8.46%	11/21/2005	136,680	111,835
Edegel-Peru	A-5	Soles	30,000,000	11.60%	8/22/2003	7,524,632	—
Edegel-Peru	B-5	Soles	30,000,000	6.00%	2/22/2004	132,188	5,250,320
Edegel-Peru	A-1	Soles	100,000,000	6.00%	6/6/2005	—	68,568
Edegel-Peru	A-3	Soles	50,000,000	4.13%	5/5/2006	—	113,923
Edegel-Peru	B-3	Soles	50,000,000	4.88%	10/30/2006	—	70,800
Edegel-Peru	A-4	Soles	50,000,000	4.75%	12/12/2006	—	22,356
Emgesa-Colombia	A-1	$Col	15,000,000	9.89%	7/26/2006	1,308,919	58,942
Emgesa-Colombia	B-3	$Col	31,525,018	14.79%	2/8/2003	10,264,100	—
Emgesa-Colombia	B-5	$Col	12,750,000	9.97%	10/9/2004	75,658	2,788,242
Emgesa-Colombia	B-7	$Col	19,500,000	10.29%	10/9/2006	119,344	99,864
Emgesa-Colombia	B-10	$Col	229,825,000	10.60%	10/9/2009	1,449,421	1,213,243
Emgesa-Colombia	B-10	$Col	60,000,000	10.57%	11/10/2009	—	196,835
Emgesa-Colombia	C-10	$Col	7,701,962	9.88%	10/9/2009	81,486	73,690
Emgesa-Colombia	C-10	$Col	19,777,918	10.25%	10/8/2009	44,130	39,903
Emgesa-Colombia	B-10 2nd issue	$Col	50,000,000	15.18%	6/26/2006	223,180	1,164,287
Emgesa-Colombia	A-5	$Col	172,858	8.35%	10/8/2004	70,746	—
Emgesa-Colombia	A-5	$Col	403,068	14.63%	10/13/2010	—	—
Emgesa-Colombia	B-1	$Col	85,000,000	13.95%	7/26/2006	—	1,185,974
Endesa Chile Internacional	B-2	US$	150,000,000	7.20%	4/1/2006	1,959,649	1,603,260
Endesa Chile Internacional	1	Euro	400,000,000	3.34%	7/24/2003	306,778,275	—
Autopista del Sol S.A.	A-1	U.F.	3,446,160	5.80%	1/15/2018	1,648,440	—
Autopista del Sol S.A.	A-2	U.F.	861,540	5.80%	1/15/2018	412,110	—
Autopista del Sol S.A.	B-1	U.F.	964,372	5.80%	1/15/2018	491,702	—
Autopista del Sol S.A.	B-2	U.F.	243,578	5.80%	1/15/2018	124,193	—

Total						491,659,331	57,559,407

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17.	Bonds payable, continued:

b)	Details of the long-term portion of bonds payable is as follows at each year-end:

Long-term portion of long-term bonds:

						Par value
			Face value	Interest	Maturity
Issuer	Series	Currency	outstanding	rate	date	2002	2003
Endesa-Chile	1	US$	230,000,000	7.88%	2/1/2027	149,427,626	122,252,138
Endesa-Chile	2	US$	220,000,000	7.33%	2/1/2037	159,675,143	130,636,000
Endesa-Chile	3	US$	200,000,000	8.13%	2/1/2097	29,333,775	23,999,021
Endesa-Chile	1	US$	400,000,000	7.75%	7/15/2008	290,318,440	237,520,000
Endesa-Chile	1	US$	400,000,000	8.50%	4/1/2009	290,318,440	237,520,000
Endesa-Chile	E-1, E-2	U.F.	6,000,000	6.20%	8/1/2006	101,469,367	101,520,000
Endesa-Chile	C1,C2, D1, D2	U.F.	1,251,257	6.80%	11/1/2010	20,029,882	17,662,331
Endesa-Chile	F	U.F.	1,500,000	6.20%	8/1/2022	25,367,342	25,380,000
Endesa-Chile	144 A	US$	400,000,000	8.35%	8/1/2013	—	237,520,000
Endesa-Chile	144 A	US$	200,000,000	8.63%	8/1/2015	—	118,760,000
Endesa-Chile	G	U.F.	4,000,000	4.80%	10/15/2010	—	67,680,000
Endesa-Chile	H	U.F.	4,000,000	6.20%	10/15/2008	—	67,680,000
Edegel-Peru	1	US$	30,000,000	8.75%	6/3/2007	21,773,883	17,814,000
Edegel-Peru	2	US$	30,000,000	8.41%	2/14/2007	21,773,883	17,814,000
Edegel-Peru	3	US$	30,000,000	8.75%	6/13/2006	21,773,883	17,814,000
Edegel-Peru	4	US$	20,000,000	8.46%	11/21/2005	14,515,922	11,876,000
Edegel-Peru	A-1	Soles	100,000,000	6.00%	6/6/2005	—	17,142,033
Edegel-Peru	B-5	Soles	30,000,000	6.00%	2/22/2004	6,196,324	—
Edegel-Peru	A-3	Soles	50,000,000	4.13%	5/5/2006	—	8,571,016
Edegel-Peru	B-3	Soles	50,000,000	4.88%	10/30/2006	—	8,571,016
Edegel-Peru	A-4	Soles	50,000,000	4.75%	12/12/2006	—	8,571,016
Emgesa-Colombia	A-1	$Col	15,000,000	9.89%	7/26/2006	3,800,258	3,206,021
Emgesa-Colombia	B-1	$Col	85,000,000	13.95%	6/26/2006	21,534,796	18,167,453
Emgesa-Colombia	B-5	$Col	12,750,000	9.97%	10/9/2004	3,230,219	—
Emgesa-Colombia	B-7	$Col	19,500,000	10.29%	10/9/2006	4,940,336	4,167,827
Emgesa-Colombia	B-10	$Col	229,825,000	10.60%	10/9/2009	58,226,188	49,121,888
Emgesa-Colombia	B-10	$Col	60,000,000	10.57%	11/10/2009	—	12,824,085
Emgesa-Colombia	C-10	$Col	7,701,962	9.88%	10/9/2009	—	3,086,739
Emgesa-Colombia	C-10	$Col	19,777,918	10.25%	10/8/2009	5,331,860	1,734,454
Emgesa-Colombia	B-10 2nd issue	$Col	50,000,000	15.18%	7/26/2006	15,201,032	10,686,737
Endesa Chile Internacional	A-1	U.F.	3,446,160	5.80%	1/15/2018	58,279,946	—
Autopista del sol S.A.	A-2	U.F.	861,540	5.80%	1/15/2018	14,569,986	—
Autopista del sol S.A.	B-1	U.F.	964,372	5.80%	1/15/2018	16,309,031	—
Autopista del sol S.A.	B-2	U.F.	243,578	5.80%	1/15/2018	4,119,290	—
Endesa Chile International	1	US$	150,000,000	7.20%	4/1/2006	108,869,415	89,070,000

Total						1,466,386,267	1,688,367,775

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

i) Endesa-Chile (Individual legal entity):

I) The Company made following public offerings of bonds in the local market on the following dates:

•	On November 26, 2002, the fifth bond issuance was registered under No. 317 and 318 in the amount of UF 8,000,000 and was fully placed as of December 2003.

Risk ratings of the bonds issued are as follows as of the date of these financial statements:

Rating Entity	Category	Date of rating
Comisión Clasificadora de Riesgo	BBB+	May 29, 2004
Fitch IBCA Chile Clasificadora de Riesgo Ltda.	A+	May 15, 2003

ISSUANCE TERMS

     Third Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Four million Unidades de Fomento (UF 4,000,000) divided into:
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

Early Redemption	At the issuers option, starting May 1, 1996 and only on the interest payment and amortization dates.

Nominal interest rate	6.8% annually, compounded and on semi-annually outstanding capital, readjusted by the value of the Unidad de Fomento. The applicable interest rate will be equal to 3.34409%.

Interest Payments	Interest will be paid semi-anually each May 1 and November 1, starting May 1, 1991. Accrued interest at the end of the year amounts to ThCh$ 223,384 (ThCh$ 248,075 in 2002), and is shown under current liabilities.

Guarantee	There is no specific guarantee, however there is a general guarantee over the issuer’s assets.

Placement period	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Fourth Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Seven and a half million (UF 7,500,000) divided into (1):
Series E-1: 1,500 bonds at UF 1,000 each.
Series E-2: 600 bonds at UF 10,000 each.
Series F: 200 bonds at UF 10,000 each.
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.

Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.
Placement period	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer’s assets.
Interest payments	Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at the end of the year amounted to ThCh$3,228,970 (ThCh$3,227,360 in 2002) and is presented under current liabilities.

(1)	The Company holds a currency swap that swaps UF payments to US dollars, and which has a fair value of ThCh$ 4,843,040 as of December 31, 2003 and is included in long-term other assets.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

     17. Bonds payable, continued:

     Fifth Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued Issuance Value	Bearer bonds in local currency, denominated in Unidades de Fomento Eight million (UF 8,000,000) divided into (1):
Series G: 4,000 bonds at UF 1,000 each.
Series H: 4,000 bonds at UF 10,000 each.
Indexation Amortization period	Based on variations in Unidad de Fomento index Series G: October 15, 2010.
Series H: in semiannual installments from April 15, 2010.
Early Redemption	Only in the case of Series G, beginning October 16, 2004.

Nominal interest rate	Series G: 4.8% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 2.3719%.
Series H: 6.2% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.

Placement period	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer’s assets.
Interest payments	Interest will be paid semi-annually each April 15 and October 15, starting April 15, 2004. Accrued interest at the end of the year amounted to ThCh$1,529,919 (ThCh$0 in 2002) and is presented under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

II) The Company has issued and placed four public offerings of bonds in the international market as follows:

     Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category	Date of rating
Standard & Poor’s	BBB-	August 4, 2003
Moodys Investors Services	Ba2	November 18, 2003
Fitch	BBB-	May 14, 2003

   First Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	Six hundred and fifty million US Dollars (US$ 650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Indexation	Variation in the US Dollar
Capital Amortization	Series 1 full expiration on February 1, 2027
Series 2 full expiration on February 1, 2037 (Put Option on February 1, 2009, on which date the holders may redeem 100% of the securities plus accrued interest).
Series 3 full expiration on February 1, 2097

Nominal interest rate	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually

Interest Payments	Interest will be paid semi-anually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of December 31, 2003 amounts to ThCh$12,488,977 (ThCh$15,265,158 in 2002), which is shown under current liabilities.

Second Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on July 15, 2008
Nominal interest rate	Series 1: 7.75% annually
Interest Payments	Interest will be paid semi-anually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of December 31, 2003 amounts to ThCh$8,436,908 (ThCh$10,312,351 in 2002), which is shown under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

     Third Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on April 1, 2009
Nominal interest rate	Series 1: 8.50% annually
Interest Payments	Interest will be paid semi-anually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of December 31, 2003 amounts to ThCh$5,047,300 (ThCh$6,169,267 in 2002), which is shown under current liabilities.
Fourth Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US and European market under the Rule 144-A.
Issuance Value	Six hundred million US Dollars (US$ 600,000,000) in two series
Indexation	Variation in the US Dollar
Capital amortization	Series 1: expiration on August 1, 2013: US Dollars 400,000,000;
Series 2: expiration on August 1, 2015: US Dollars 200,000,000
Nominal interest rate	Series 1: 8.35% annually
Series 2: 8.625% annually
Interest Payments	Interest will be paid semi-anually each February 1 and August 1 annually, starting July, 23 2003. Accrued interest as of December 31, 2003 amounts to ThCh$13,116,983 (ThCh$0 in 2002), which is shown under current liabilities.

Repurchase of Yankee Bonds

During November 2001, the Company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

     - Series 1: US$ 230,000,000; 30 years term with maturity in 2027.

     - Series 3: US$ 200,000,000; 100 years term with maturity in 2097.

The offer expired November 21, 2001, and the Company repurchased a total of US$24,119,000 and US$159,584,000 of Series 1 and 3 bonds, respectively, with accrued interest, at prices of US$21,324,000 and US$134,828,000 for Series 1 and 3, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

ii)	Subsidiaries of Endesa-Chile

I)	Endesa-Chile Internacional

     a) Endesa-Chile Internacional issued Yankee Bonds on April 1, 1996.

     The risk rating of these bonds is as follows as of the date of these financial statements:

Rating Entity	Category	Date of rating
Standard & Poor’s (First Issuance)	BBB-	February 21, 2003
Moodys Investors Services	Ba2	November 18, 2003

ISSUANCE TERMS

   First Issuance

Issuer	Endesa-Chile Internacional
Securities issued	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	One hundred and fifty million Dollars (US$ 150,000,000)
Readjustment	Variation in the US Dollar
Capital amortization	Full expiration as of April 1, 2006
Nominal interest rate	7.2 % annually until expiration
Interest Payments	Interest is to be paid quarterly, beginning on October 1, 1996. Accrued interest as of December 31, 2003 amounts to ThCh$1,603,260 (ThCh$1,959,649 in 2002), which is shown under current liabilities.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

Endesa-Chile Internacional is a 100%-owned finance subsidiary of Endesa-Chile and Endesa-Chile has issued a full and unconditional guarantee of the US$150 million Yankee Bonds issued by Endesa-Chile Internacional on April 1, 1996.

ISSUANCE TERMS

   First Registration

Securities registered	1,000 million Euros
Issuance Value	Euros 400,000,000 (1)
Capital amortization	Principal due July 24, 2003. As of December 31, 2003 these bonds were fully paid.
Nominal interest rate	Euribor + 0.80%
Interest Payments	Interest is to be paid quarterly, beginning on October 24, 2000.

Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

(1)	Through a cross-currency swap, the company has elected to change the debt from Euros to US dollars.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

II)	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

     First Issuance

Issuer	Empresa Eléctrica Pehuenche S.A.
Securities issued	Marketable securities denominated in US$.
Issuance Value	One hundred and seventy million US Dollars (US$ 170,000,000)
Capital amortization	Full expiration as of May 1, 2003. As of December 31, 2003 these bonds were fully paid.
Nominal interest rate	7.3 % annually upon expiration
Interest Payments	Interest will be paid semi-anually, starting November 1, 1996.

III)	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003 and September 4, 2003 as per the following:

First Issuance

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US$(110,000 bonds).
Issuance Value	One hundred and twenty million US dollars (US$ 110,000,000)
Capital amortization	Full expiration as of June 3, 2007, February 14, 2007, June 13, 2006, November 21, 2005 and February 22, 2004, respectively.
Nominal interest rate	8.75%, 8.41%, 8.75%, 8.46%, and 6.0% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2003 amounts to ThCh$1,269,600 (ThCh$1,381,190 in 2002) and is shown under Other Current Liabilities.

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (30,000 bonds).
Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)
Capital amortization	Full expiration as of February 22, 2004.
Nominal interest rate	6.0% annually.
Interest Payments	Interest will be paid semi-anually.

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (20,000 bonds).
Issuance Value	One hundred million Peruvian Soles (Peruvian Soles 100,000,000)
Capital amortization	Full expiration as of June 6, 2005.
Nominal interest rate	6.0% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2003 amounts to ThCh$68,568 (ThCh$0 in 2002) and is shown under Other Current Liabilities.

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of May 5, 2006.
Nominal interest rate	4.13% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2003 amounts to ThCh$113,923 (ThCh$0 in 2002) and is shown under Other Current Liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

17. Bonds payable, continued:

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of October 30, 2006.
Nominal interest rate	4.875% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2003 amounts to ThCh$70,800 (ThCh$0 in 2002) and is shown under Other Current Liabilities.

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of December 12, 2006.
Nominal interest rate	4.75% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2003 amounts to ThCh$22,356 (ThCh$0 in 2002) and is shown under Other Current Liabilities.

IV)	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 from the first issuance, and on February 26, 2003 from the second issuance, as per the following:

First Issuance

Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Five hundred and thirty million Colombian pesos ($Col 530,000,000)
Capital amortization	Full expiration between 2004 and 2009 at the amount of $Col 436,845,174
Nominal interest rate	15.5% annual average rate
Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2003 amounts to ThCh$1,904,178 (ThCh$5,439,841 in 2002) and is shown under current liabilities.

Second Issuance

Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Fifty million Colombian pesos ($Col 50,000,000)
Capital amortization	Full expiration as of July 26, 2006.
Nominal interest rate	15.18% annual average rate
Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2003 amounts to ThCh$1,164,287 (ThCh$223,180 in 2002) and is shown under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

18. Accrued expenses:

a. The accrued expenses included in short-term and long-term liabilities as of each year end are as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Employee salaries	7,837,841	7,795,395	—	—
Highway construction costs	—	—	1,863,375	—
Provision for contingences, lawsuits, and others	8,409,040	4,828,504	1,146,366	58,102
Chilean Ministry of Public Works annual cost	4,529,192	—	—	—
Provisional tax payments and other	—	—	7,070,602	7,639,831
Post retirement benefits	830,654	672,953	2,620,968	3,343,592
Employee severance indemnities (1)	142,474	57,694	2,659,977	3,378,529
Pensions and post-retirement benefits of foreign subsidiaries	—	—	20,436,547	20,643,547
Provision for purchases of energy and power	13,986,276	5,789,515	—	—
Provisions for syndicated expenses	—	669,256	—	—
Others	3,174,741	2,048,532	3,808,814	2,971,683

Total	38,910,218	21,861,849	39,606,649	38,035,284

(1)	Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2, and an analysis of the changes in the accrual in each year is as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Opening balance as of January 1	2,155,164	2,659,977
Net increase in accrual	640,668	759,610
Net transfers to short-term accrual	—	(41,058)
Payments during the period	(135,855)	—

Total	2,659,977	3,378,529

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

19. Minority interest:

The information presented represents the participation by non-controlling shareholders in the legal entities presented below. As a result the economic participation by minority interest shareholders may be larger at the consolidated level of Endesa-Chile.

a.	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2002			As of December 31, 2003
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Sociedad Concesionaria Autopista Los Libertadores S.A.	25,465,151	0.05%	12,733	—	—	—
Capital de Energía S.A.	571,885,956	49.10%	280,796,004	464,741,947	49.10%	228,188,296
Central Hidroeléctrica Betania S.A.	524,653,325	14.38%	75,433,605	427,549,420	14.38%	61,472,200
Central Cachoeira Dourada	491,582,589	0.41%	2,002,022	406,438,881	0.39%	1,601,856
Central Costanera S.A.	173,176,401	48.07%	83,241,500	169,484,178	35.74%	60,565,015
Companía Eléctrica San Isidro S.A. (1)	34,559,972	50.00%	17,279,986	43,956,845	50.00%	21,978,423
Edegel S.A.	687,370,285	36.44%	250,503,852	544,119,075	36.44%	198,297,667
Emgesa S.A. (1)	973,289,667	51.52%	501,408,665	795,386,193	51.52%	409,758,310
Empresa Eléctrica Pangue S.A.	75,180,999	5.01%	3,766,568	85,397,699	5.01%	4,283,719
Endesa Argentina S.A.	22,016,613	0.01%	2,202	56,988,038	0.01%	5,699
Generandes Perú S.A.	373,148,990	40.37%	150,636,590	302,246,635	40.37%	122,014,005
Hidroeléctrica El Chocón S.A.	229,449,565	34.81%	79,871,394	201,332,047	34.81%	70,083,686
Hidroinvest S.A.	93,395,129	30.07%	28,083,916	83,655,531	30.07%	25,155,218
Inecsa 2000 S.A.	25,666,499	2.68%	687,863	—	—	—
Infraestructura Dos Mil S.A.	64,642,503	40.00%	25,857,001	—	—	—
Ingendesa S.A.	2,289,440	2.36%	54,088	2,561,114	2.36%	60,506
Pehuenche S.A.	184,730,491	7.35%	13,577,691	194,308,570	7.35%	14,281,680
Túnel El Melón S.A.	(4,273,191)	0.05%	(2,137)	(6,539,494)	0.05%	(3,270)

Total			1,513,213,543			1,217,743,010

(1)	Endesa-Chile consolidates these companies because it exercises control over their operations (see Note 2).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

19. Minority interest, continued:

b.	Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year is as follows:

	Year-ended December 31, 2001			Year-ended December 31, 2002			Year-ended December 31, 2003
	Net	Partici -		Net	Partici -		Net	Partici -
Company	Income	pation	Total	Income	pation	Total	Income	pation	Total
	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
Sociedad Concesionaria Autopista Los Libertadores S.A.	45,544	0.05%	23	(84,611)	0.05%	(42)	—	—	—
Capital de Energía S.A.	8,688,357	49.10%	4,265,984	23,907,723	49.10%	11,738,692	8,613,883	49.10%	4,229,417
Central Hidroeléctrica Betania S.A.	(8,752,677)	14.38%	(1,258,443)	(7,428,523)	14.38%	(1,068,058)	(1,688,410)	14.38%	(242,756)
Central Cachoeira Dourada	26,100,238	0.41%	128,239	(35,856,858)	0.41%	(146,031)	4,314,551	0.39%	17,005
Central Costanera S.A.	(11,683,579)	48.07%	(5,616,000)	24,982,628	48.07%	12,008,515	27,802,310	35.74%	12,253,976
Compañía Eléctrica San Isidro S.A. (1)	(102,294)	50.00%	(51,147)	5,302,727	50.00%	2,651,364	13,177,857	50.00%	6,588,929
Edegel S.A.	28,922,541	36.44%	10,540,473	4,600,041	36.44%	1,676,429	31,881,870	36.44%	11,618,965
Emgesa S.A. (1)	18,984,503	51.52%	9,780,228	56,730,401	51.52%	29,225,744	22,221,183	51.52%	11,447,665
Empresa Eléctrica Pangue S.A.	6,634,223	5.01%	498,894	19,039,350	5.01%	953,871	37,165,525	5.01%	1,864,297
Endesa Argentina S.A.	(10,931,526)	0.01%	(1,094)	(10,888,971)	0.01%	(1,089)	38,333,485	0.01%	3,833
Generandes Perú S.A.	28,208,767	40.37%	11,387,603	13,236,381	40.37%	5,343,397	28,556,438	40.37%	11,527,954
Hidroeléctrica El Chocón S.A.	9,019,242	34.81%	3,139,598	(26,030,227)	34.81%	(9,061,122)	13,610,490	34.81%	4,737,812
Hidroinvest S.A.	2,662,364	30.07%	800,573	(26,767,299)	30.07%	(8,048,927)	7,105,008	30.07%	2,136,476
Inecsa 2000 S.A.	32,624	2.68%	874	(99,306)	2.68%	(2,661)	—	—	—
Infraestructura Dos Mil S.A.	1,006,235	40.00%	402,494	417,093	40.00%	166,837	—	—	—
Ingendesa S.A.	882,416	2.36%	20,847	932,483	2.36%	22,030	1,601,578	2.36%	37,837
Pehuenche S.A.	5,013,232	7.35%	317,839	20,212,254	7.35%	1,485,601	45,798,189	7.35%	3,366,167
Túnel El Melón S.A.	(1,951,707)	0.05%	(976)	(2,946,920)	0.05%	(1,473)	(2,266,302)	0.05%	(1,133)

Total			34,356,009			46,943,077			69,586,444

(1)	Endesa-Chile consolidates these companies because it exercises control over their operations (see Note 2).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

20. Shareholders’ equity:

a.	Dividends

In accordance with law 18.046, the Company must declare a minimum dividend of 30% of net income of the year. The Company paid dividends to shareholders during 2002 related to the result of operations during 2001 as follows :

	Historical value		Year
Payment date	Ch$ per share	Type of dividend	related to
April 2001	0.9600	Final	2000
April 2002	0.9400	Final	2001

No dividend was paid in 2003 related to the result of 2002 because the Company incurred a net loss for the year ended December 31, 2002.

b.	Number of shares

As of each of the years ended December 31, 2001, 2002 and 2003, the number of shares authorized, subscribed, outstanding and paid for was 8,201,754,580, all having voting rights.

c.	Subscribed and paid-in capital

Subscribed and paid-in capital as of each of the years ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 1,050,193,846.

d.	Net earnings from operations and accumulated net earnings of development-stage subsidiaries are as follows:

	As of December 31, 2003
	Net Earnings
	During
Company	the year	Accumulated
	ThCh$	ThCh$
Compañía Eléctrica Taltal Ltda	—	246,471
Gas Atacama Generación Ltda	—	1,365,867
Ingendesa Ltda	74,882	74,882
Enigesa S.A.	965	965

Total	75,847	1,688,185

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

20. Shareholders’ equity, continued:

e. Other reserves

Other reserves are composed of the following as of December 31, of each year:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Accumulated surplus (deficit) of development-stage subsidiaries	2,115,537	(5,932,302)	1,688,185
Accumulated capital revaluation	1,667,838	1,667,838	1,667,838
Revaluation of fixed assets under Decree Law No. 4 (see Note 2)	1,143,475	1,143,475	1,143,475
Other revaluations	74,410	74,410	74,410
Reserve for technical revaluation of fixed assets (Circulars 550 and 566)	28,604,964	28,604,964	28,604,964
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	24,054,623	24,054,623	24,054,623
Equity adjustment of unconsolidated subsidiaries	(325,933)	(325,933)	(325,933)
Accumulated foreign currency translation adjustments, net (1)	19,420,410	28,827,588	(1,651,807)
Reduction of capital in foreign subisiaries	(6,071,336)	(6,071,333)	(6,071,333)

Total	70,683,988	72,043,330	49,184,422

(1)	The detail of the net cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, of each year are as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Endesa-Chile equity method investments	12,175,458	17,957,381	(1,103,009)
Endesa Argentina	5,692,110	7,642,348	4,255,822
Endesa Chile Internacional	264,869	1,644,508	1,644,508
Distrilec Inversora S.A.	407,536	530,781	158,652
Endesa Colombia S.A.	886,272	1,062,710	113,150
Ingendesa Do Brasil Ltda	(5,835)	(10,140)	(16,272)
Cono Sur S.A.	—	—	(6,571,292)
Central Costanera S.A.	—	—	(133,366)

Total	19,420,410	28,827,588	(1,651,807)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

21. Other income and expenses:

a. The detail of other non-operating income in each year is as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Effect of application of BT 64	4,945,761	73,783,706	18,438,657
Gain on sale of fixed assets	5,390,717	2,614,687	1,660,252
Gain on sale of other assets	—	—	4,982
Recovery of expenses and clients’ portfolio	—	—	11,653,011
Gain from sales of investments	—	—	1,458,012
Energy and power contract settlement	6,552,026	12,621,854	2,414,983
Incorporation of fourth line Camahue	415,466	340,825	—
Dividends Empresa Eléctrica de Bogotá	2,723,236	5,232,571	2,311,343
Indemnities and commissions	—	642,526	2,284,552
Gains on service and other contracts	—	—	955,086
Generator security foundation	—	2,143,232	—
Price adjustment on sale of Transelec shares	3,194,957	—	—
Gain on repurchase of bonds	18,767,610	—	—
Adjustment for Colombian equity method investments	3,287,439	—	—
Guarantee for bonds of Infraestructura Dos Mil	—	—	685,434
Recoverable taxes	6,704,538	—	—
Other	4,393,435	6,129,887	2,706,992

Total	56,375,185	103,509,288	44,573,304

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

21. Other income and expenses, continued:

b. Other non-operating expenses in each year are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Amortization of bond discount	915,648	—	—
Effect of application of BT 64	24,252,203	18,135,858	14,446,728
Loss on sale of fixed assets	635,781	1,899,776	7,675,879
Loss on sale of other assets	—	—	404,469
Loss on sale of financial instruments	—	—	1,142,690
Costs of sales of materials and fixed assets	—	—	417,349
Retirement benefits and severance indemnities	793,099	1,531,708	1,252,100
Board of directors compensation	229,003	219,494	241,941
Contingencies and litigation	4,872,161	12,206,892	6,469,786
Intangible amortization and other deferred expenses	403,259	1,446,722	—
Energy and power settlement	9,206,006	17,621,748	2,676,757
Internal Revenue Service fines and other	5,289,111	—	—
Provision for obsolescence of work-in-progress	—	46,775,052	—
Provision for obsolescence of fixed assets	—	—	10,453,663
Provision for obsolescence of inventory	—	—	366,654
Recalculation of pension liability	—	—	583,751
Tax penalties	3,825,368	8,792,250	6,016,121
Write-off Los Pelambres	1,296,782	—	—
Indemnity Unelco	521,846	—	—
Turbine relocation	481,376	—	—
Other	6,364,020	9,109,468	7,914,235

Total	59,085,663	117,738,968	60,062,123

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

22. Price-level restatement:

The gain (loss) from price-level restatement as of each year is as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Assets
Current assets	6,511,380	4,242,011	5,905,146
Accounts receivable from subsidiaries	4,698,952	5,083,009	1,762,523
Fixed assets	57,451,458	59,423,942	19,533,089
Investment in subsidiaries	4,858,064	2,701,811	1,764,604
Goodwill and negative goodwill	(2,788,834)	(1,102,258)	(946,023)
Other assets	4,767,895	4,075,800	19,448,205

Net gain from asset accounts	75,498,915	74,424,315	47,467,544

Liabilities and Shareholders’ equity
Shareholders’ equity	(41,617,822)	(42,320,230)	(14,306,355)
Current and long-term liabilities	(33,806,001)	(32,703,015)	(34,437,409)
Minority interest	6,582,451	6,717,336	2,163,541
Accounts payable to subsidiaries	(3,675,058)	(581,634)	(309,632)

Net loss from liabilities and shareholders’ equity accounts	(72,516,430)	(68,887,543)	(46,889,855)

Net gain from price-level restatement of balance sheet	2,982,485	5,536,772	577,689
Net gain (loss) from price-level restatement of income statement	1,399,129	(1,500,325)	(2,759)

Net gain from price-level restatement	4,381,614	4,036,447	574,930

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

23. Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each year is as follows:

Assets

		As of December 31,
Current assets	Currency	2001	2002	2003
Cash	US$	744,328	2,764,849	3,123,677
	Other	—	(13,827)	7,216
Time deposits	US$	76,868	(62,098)	(9,248,649)
	Other	—	(31,365)	(6,922)
Marketable securities	US$	11,915,745	—	—
Other accounts receivable, net	US$	1,068,558	795,727	(145,284)
	UC	85,957	42,961	(118,623)
Prepaid expenses	US$	170,676	29,736	(62,642)
Other current assets	US$	11,291,274	22,368,795	(22,228,874)
	Other	35,170	8,047	(119,218)
Amounts due from related companies	US$	—	11,195,184	—
Non-current assets
Long-term receivables	US$	950,093	1,188,827	—
	UC	279,938	204,029	(222,446)
Amounts due from related companies	US$	17,203,587	(43,185)	(28,991,652)
Deferred expenses	US$	249,328	230,340	—
Other Assets	US$	33,372,956	13,955,177	(178,777,327)
Forward contracts	US$	36,371,323	16,197,938	—

Subtotal foreign exchange gain (loss)		113,815,801	68,831,135	(236,790,744)

Liabilities

		As of December 31,
Current liabilities	Currency	2001	2002	2003
Short-term debt due to banks and financial institutions	US$	(739,359)	(2,142,059)	6,522,560
Current portion of long-term debt due to banks and financial Institutions	US$	(2,844,199)	(1,808,540)	7,238,358
	¥	26,513	(72,424)	56,071
	Euro	—	(26,389)	87,199
	UP	(64,206)	(244,524)	167,230
Current portion of bonds payable	US$	(2,734,102)	(2,549,594)	13,329,822
Current portion of long-term notes payable	US$	(1,440,353)	(865,294)	2,248,465
	Other	19,318	—	—
Amounts payable to related companies	US$	(3,379,855)	270,431	—
Dividends payable	Other	—	—	45
Accrued expenses	US$	(20,554)	2,758	—
Accounts payable	US$	—	(15,622)	52,192
	Other	—	14,851	168
Miscellaneous payables	US$	(256,957)	(383,996)	(140,883)
Other current liabilities	US$	—	2,624	1,462,488
	Other	—	—	(975)
Long-term liabilities
Due to banks and financial Institutions	US$	(34,644,113)	(20,692,542)	90,236,462
	¥	23,068	(182,578)	39,275
	Euro	—	(61,092)	1,008
	UP	—	(372,406)	14,043
	GBP	(249,392)	—	—
Bonds payable	US$	(52,381,924)	(30,915,499)	127,546,360
Long-term notes payables	US$	(6,802,258)	(2,842,223)	5,972,670
Accounts payable	US$	(1,005,570)	361,815	(173,051)
Other long-term liabilities	US$	(21,971,746)	(6,754,257)	9,769,670
Amounts payable to related Companies	US$	—	—	1,952,176
Forwards	US$	—	—	(20,634,645)
Subtotal foreign exchange gain (loss)		(128,465,689)	(69,276,560)	245,746,708

Net charges to income		(14,649,888)	(445,425)	8,955,964

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

24. Extraordinary loss:

The Company recorded an extraordinary loss of ThCh$11,039,393 in the year ended December 31, 2002 related to a tax affecting its Colombian subsidiary that was introduced by the Columbian government to support state security.

25. Bond issuance costs:

The costs related to the registration and issuance of bonds of Endesa-Chile incurred during the years ended December 31, 2001, 2002 and 2003 are as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Stamp taxes	1,518,027	1,463,307	2,176,804
Commissions	215,848	755,595	2,595,871
Consulting fees	—	1,725,416	853,328
Insurance	—	7,307,869	—
Other	—	—	55,390

Total	1,733,875	11,252,187	5,681,393

Bond issuance costs are included in Other Assets and are amortized over the life of the bonds, on a straight-line basis, which does not differ significantly from the effective interest method.

26. Other cash-flow items:

Cash flows related to financing activities as of December 31, 2003 are as follows:

As of December
31, 2003
ThCh$
Fees related to issuance of bonds	17,228,721
Forward contracts	26,076,179
Siemens A.G. Alemania	4,555,075
Loan from J.P. Morgan	2,341,379
Other	5,364,373

Total cash-outflow	55,565,727

Cash flows related to investing activities as of December 31, 2003 are as follows:

As of December
31, 2003
ThCh$
Receipt of loans given to Infraestructura group	47,899,341
Other	1,888,996

Total cash-inflow	49,788,337

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

27. Financial derivatives:

As of December 31, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rates and foreign currency risk:

						As of December 31, 2003
	Nominal	Period				Initial hedged	Closing hedged
Type	amount	of		Sales\	Hedged	amount	amount
(1)	US$	maturity	Item	Purchase	Item	ThCh$	ThCh$
FR	17,000,000	1st Quarter 04	Exchange rate	P	Bonds	10,094,600	10,094,600
FR	17,000,000	1st Quarter 04	Exchange rate	P	Bonds	10,094,600	10,094,600
FR	20,000,000	1st Quarter 04	Exchange rate	P	Bonds	11,876,000	11,876,000
FR	17,000,000	1st Quarter 04	Exchange rate	S	Bonds	10,094,600	10,094,600
FR	17,000,000	1st Quarter 04	Exchange rate	S	Bonds	10,094,600	10,094,600
FR	20,000,000	1st Quarter 04	Exchange rate	S	Bonds	11,876,000	11,876,000
FR	14,000,000	1st Quarter 04	Exchange rate	P	Bonds	8,313,200	8,313,200
FR	5,000,000	2nd Quarter 04	Exchange rate	P	Bank Obligations	2,969,000	2,969,000
FR	76,000,000	1st Quarter 04	Exchange rate	P	Bank Obligations	45,128,800	45,128,800
EO	11,800,000	3rd Quarter 04	Interest rate	P	Bank Obligations	7,006,840	7,006,840
EO	150,000,000	1st Quarter 06	Interest rate	P/S	Bank Obligations	89,070,000	89,070,000
EO	200,000,000	2nd Quarter 06	Interest rate	P/S	Bank Obligations	118,760,000	118,760,000
EO	50,000,000	3rd Quarter 04	Interest rate	P/S	Bank Obligations	29,690,000	29,690,000
EO	50,000,000	2nd Quarter 04	Interest rate	P/S	Bank Obligations	29,690,000	29,690,000
EO	75,000,000	3rd Quarter 04	Interest rate	P/S	Bank Obligations	44,535,000	44,535,000
S	175,000,000	2nd Quarter 08	Interest rate	P	Bank Obligations	103,915,000	103,915,000
S	94,470,311	3rd Quarter 06	Exchange rate	P	Bonds	66,384,753	66,384,753
S	94,470,311	3rd Quarter 06	Exchange rate	P	Bonds	1,689,160	1,689,160
S	50,000,000	3rd Quarter 06	Exchange rate	S	Bonds	35,135,243	35,135,243
S	50,000,000	3rd Quarter 06	Exchange rate	S	Bonds	307,398	307,398

FR = Forward, EO = European Option, S = Swap

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies:

The detail of liens and guaranties granted by the Company and its subsidiaries as of December 31, 2003 is as follows:

Liens held by third parties:

		As of December 31, 2003
		Book value of liened assets and schedule to be released
Guarantee	Subsidiary	2004	2005-2007	After 2007	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Banco del Estado de Chile	Pehuenche S.A.	3,867	—	—	3,867
Arriendo Maq. y Const. Talca	Pehuenche S.A.	2,519	—	—	2,519
Director Aduana de Chile	Pangue S.A.	53,442	—	—	53,442
Bancos Acreedores	Pangue S.A.	3,149,680	5,317,963	5,883,301	14,350,944
Mitsubishi Corp.	San Isidro S.A.	—	—	33,809,253	33,809,253
Crédito Sindicado Citibank N.A.	Pehuenche S.A., Pangue S.A , Celta S.A.	—	168,639,200	—	168,639,200
Banco Estado	Tunel el Melon S.A.	—	—	5,729,877	5,729,877
Soc. de Energia de la Republica	Endesa Argentina S.A.,
Argentina	Central Costanera S.A.	—	—	11,686,578	11,686,578
Mitsubishi	Central Costanera S.A.	—	—	12,624,188	12,624,188
Banco Santander Central Hispano	Conosur S.A.	—	—	90,033,203	90,033,203
J.P. Morgans and ING Barings	Central Costanera S.A.	—	—	60,567,600	60,567,600
Various creditors	Endesa-Chile S.A.	—	—	1,309,333	1,309,333

Total		3,209,508	173,957,163	221,643,333	398,810,004

Guarantees of subsidiary obligations (i):

		As of December 31, 2003
		Balance payable of related debt
Guarantee	Subsidiary	2004	2005-2007	After 2007	Total
		ThCh$	ThCh$	ThCh$	ThCh$
J.P. Morgan Chase Bank	Endesa Chile Internacional	—	90,673,260	—	90,673,260
Mitsubishi Corp.	Compañía Eléctrica San Isidro S.A.	—	—	33,809,252	33,809,252
Banco Español de Crédito	Compañía Eléctrica Tarapacá S.A.	—	—	22,023,058	22,023,058
ABN Amro Bank	Compañía Eléctrica Tarapacá S.A.	1,758,906	—	—	1,758,906
Banco Santander Central Hispano	Compañía Eléctrica Conosur S.A.	—	—	90,033,203	90,033,203

Total		1,758,906	90,673,260	145,865,513	238,297,679

(i) These obligations are recorded in Note 15. The guarantees in this table were provided by the Company (the “Guarantor”) to a third party creditor that had entered into a new obligation with a subsidiary of the Company (the “Subsidiary Debtor”). If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

Litigation and other legal actions:

The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision of ThCh$ 4,098,842 for these lawsuits, which Management considers to be adequate. Management does not believe that it is reasonably possible that the Company will incur losses in excess of the established provision.

The following is a detail of pending lawsuits that have been filed against the Company, its subsidiaries and equity method investees. The lawsuits are detailed by Company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, a general description of the lawsuit, the process status of the lawsuit and the amounts involved in the lawsuit. The most relevant cases are detailed as follows:

Endesa-Chile

i.	Court: Supreme Court of Argentina
Process number: 2753-4000/97
Cause: Dirección Provincial de Rentas, Provincia de Neuquén versus TGN (Transportadora de Gas del Norte S.A.). Resolution regarding Stamp Tax sum that eventually should be paid jointly by TGN and Endesa-Chile.
Process status: TGN requested a precursory measure before the Supreme Court of Argentina to suspend the proceeding filed by the Province of Neuquen, which was accepted. Therefore the administrative complaint proceeding remains pending.
Amounts involved: $Arg 13,943,572 (Includes tax, interest and fines).

ii.	Court: Arbitration Court
Process number: N/A
Cause: On December 27, 2001, Empresa Nacional de Electricidad S.A. was notified of an arbitration to resolve controversies related to insurance policy No. 96.676, issued by Compañía de Seguros Generales Consorcio Allianz, currently AGF/Allianz Chile Compañía de Seguros Generales S.A., to cover Endesa-Chile related to “all risks”, civil liability and anticipated loss of benefits for the construction of the Ralco Hydroelectric Plant. The suit is directly related to the Ralco Project Cofferdam loss, which occurred on May 27, 2001. The plantiff claims that Endesa did not inform about certain risks when the policy was being agreed to.
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
Amounts involved: No amounts presently involved. If the suit were resolved in favor of AGF/ Allianz Chile, it is estimated that Endesa-Chile would lose approximately US$11 million.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

iii.	Court: Arbitration Court
Process number: N/A
Cause: Arbitration to resolve discrepancies over additional tolls charged to Endesa-Chile by HQI Transelec Chile S.A. (Transelec) for the use of Transelec ´s tranmission lines to transport electricity to the following clients of Endesa-Chile: Codelco Salvador, CMP (Compañia Minera de Pacifico), Emelat and Eso La Silla. Endesa-Chile maintains that their usage of these lines is included in a service contract between Transelec and Endesa-Chile, and therefore the additional tolls are not justified.
Process status: On July 30, 2003, the court reached a verdict in favor of Endesa-Chile. Transelec appealed the decisión by presenting a Complaint Recourse. The court upheld the previous arbitration decision.
Amounts involved: Transelec was originally asking for ThCh$ 3,617,831 (ThUS$4,956) from Endesa-Chile, however, Transelec’s appeal was rejected.

iv.	Court: Abritration Court
Process number: N/A
Cause: Arbitration to resolve charges alleging breach of contract and compulsory enforcement of that contract brought against Endesa-Chile by Empresa Eléctrica Capullo S.A. (Capullo) relating to some energy sales contracts entered into by the aforementioned parties.
Process status: The discussion period has ended and each party presented the arbitrator with their proposed solutions, which are currently being considered by the arbitrator. The parties are awaiting an additional reconciliatory meeting that is to be called by the arbitrator.
Amounts involved: Capullo is seeking ThCh$ 1,413,909 from Endesa-Chile.

v.	Court: Arbitration Court
Process number: N/A
Cause: On October 28, 1996, Endesa-Chile entered into a contract with Minera Los Pelambre (Los Pelambres) to supply energy to the mine, which included the construction of a new transmission line. Also included in this contract was a clause giving Los Pelambres the option to purchase the transmission line constructed by Endesa-Chile. Los Pelambres exercised the purchase option and is now suing Endesa-Chile with claims that the purchased transmission lines do not meet design and conditions specifications found in the contract.
Process status: The discussion period has ended. A reconciliatory hearing took place, however the parties reached no agreement. Court is currently accepting evidence from both parties.
Amounts involved: Los Pelambres is seeking a total of ThUS$ 29,238 to cover repairs and the opportunity cost of decreasing their equity to buy equipment that was in conditions other than those stipulated in the purchase option contract.

vi.	Court: 24th Civil Tribunal of Santiago
Process number: 3622-2003
Cause: Endesa-Chile, among others, was party to a criminal suit brought against Francisco Javier Errázuriz Talavera, Francisco Javier Errázuriz Ovalle and Matías Errázuriz Ovalle in 1998, which was later dismissed. Presently, the three aforementioned men have brought a suit against Endesa-Chile and the other parties involved in the original criminal suit seeking restitution for damages related to the accusations of criminal wrongdoing.
Process status: All parties have been notified of the suit. Endesa responded to the claims. A reconciliatory hearing has been called, pending official notification of all parties.
Amounts involved: The plaintiffs are seeking a total amount of ThCh$ 1,400,000.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

vii.	Court: 8th Civil Tribunal of Santiago
Process number: 129-2003
Cause: Lawsuit brought against Endesa S.A., Celta S.A. and Terminal Marítimo Minera Patache S.A. by Sociedad Punta de Lobos S.A. regarding the rejection of its offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract. Endesa S.A. maintains that no such contractual obligations regarding the concession exist.

Process status: On June 19, 2003, the plaintiff secured from the Tribunal a declaration that, as a precautionary measure, prohibited any action or execution of contracts with respect Puerto Patache. On July 14, 2003, the Tribunal clarified that the June 19 precautionary measure was not meant to impede the tranfer of Puerto Patache. Punta de Lobos appealed this decision. The discussion and evidence gathering periods have concluded. On November 6, 2003, the Tribunal summoned the parties to a sentencing hearing.
Amounts involved : Undetermined

viii.	Court: 21st Civil Tribunal of Santiago
Process number: 553-2003
Plaintiff: Sociedad Punta de Lobos S.A.
Defendant: Chilean Treasury
Cause: The plaintiff requests that decree 139 is lifted. This decree extended of Endesa’s Marine Concession for shipping salt via Puerto Patache, which was one of the conditions established in the promise of sale that Endesa and Celta signed with Terminal Marítimo Puerto Patache S.A.
Process Status: The plaintiff obtained a precautionary measure for “immediate suspension of the decree.” The tribunal accepted Endesa-Chile as a participant in the suit. The discussion period has ended. Presently, Endesa is seeking dismissal of the precautionary measure.
Amounts involved: Undetermined

The Company is involved in other minor lawsuits that amount in aggregate to ThCh $2,500,013 as of December 31, 2003 (ThCh$ 1,914,034 in 2002).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

Pehuenche S.A.

i.	Court: 20th Civil Courthouse of Santiago
Process number: 5.863-2001
Cause: Lawsuit by Empresa Eléctrica Pehuenche S.A. versus Empresa Eléctrica Colbún S.A. for services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period. Colbún S.A. responded with a countersuit against Pehuenche S.A. seeking payment for losses from April and May 2001 related to the sentence dictated by the Appeals Court of Talca that was later reversed by the Supreme Court.
Process status: Case is awaiting sentencing.
Amounts involved: Pehuenche S.A. is seeking US$ 7 million in capital and interest and Colbún S.A. is seeking US$ 2 million.

ii.	Court: 24th Civil Court of Santiago
Process number: 3908-99
Cause: Pehuenche filed an ordinary public law motion to vacate against Sociedad Austral de Electricidad.
Process status: Sentence was passed on December 10, 2002. Pehuenche has appealed the verdict and is awaiting the decision of the Appeals Court of Santiago.
Amounts involved: Undetermined

iii.	Court: 17th Civil Court of Santiago
Process number: 3940-99
Cause: Pehuenche filed an ordinary public law motion to vacate against Chilectra S.A.
Process status: Summoned to hear sentence.
Amounts involved: Undetermined

iv.	Court: 20th Civil Court of Santiago
Process number: 4005-99
Cause: Pehuenche presented an ordinary public law motion to vacate against Empresa Eléctrica Atacama
Process status: Pending sentencing.
Amounts involved: Undetermined

v.	Court: Santiago Court of Appeals.
Process number: 6515-99
Cause: Failure of CDEC-SIC to provide timely information to the CNE. Resolution 1,557 dated October 1, 1999. The State Defense Council made itself a party to the case.
Process status: Pending hearing. CDEC-SIC report ordered again. Amounts involved: Five fines for a total of 1,610 Units of Tax Measurement (“UTM”) or ThCh$47,316.

vi.	Court : 5th Civil Court of Santiago
Process number : 2272-99
Cause : Resolution 631 dated April 27, 1999, for not establishing Dispatch Center before January 1, 1999. Process status : Judgment passed, pending notification of sentence to parties.
Amounts involved : Fine of 500 UTM (ThCh$14,695)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

vii.	Court : 16th Civil Court of Santiago
Process number : 4164-97
Cause : Resolution 856 dated October 16, 1997, due to blackout on May 11, 1997.
Process status : Rejected recourse.
Amounts involved : Fine of 450 UTM (ThCh$13,225)

viii.	Court : 16th Civil Court of Santiago
Process number : 1928-98
Cause : Resolution 331 dated May 8, 1998, due to blackout on October 13, 1997.
Process status : Rejected recourse. Appeal prepared, awaiting reopening of file.
Amounts involved : Fine of 300 UTM (ThCh$8,817)

ix.	Administrative tribunal: Superintendency of Energy and Fuels
Process number : N/A
Cause : Resolution 805 dated May 2, 2000 due to blackout on July 14, 1999.
Process status : Pending resolution.
Amounts involved : Fine of 400 UTA (US$219,618)

x.	Administrative tribunal: Superintendency of Energy and Fuels
Process number: N/A
Cause: Resolution 1.429 dated August 14, 2003 due to blackout on September 23, 2002.
Process status: Pending resolution.
Amounts involved: Fine of 1,500 UTA (US$823,569)

xi.	Court: 3rd Local Police Court of Santiago
Process number: 50.419-AGO
Cause: SERNAC versus Pehuenche, claim for lack of electrical supply. Court ruled in favor of Pehuenche and SERNAC appealed. The appeal was granted and the case was reheard in the 3rd Local Police Court of Santiago.
Process status: Pending decision of 3rd Local Police Court of Santiago.
Amounts involved: Undetermined

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
Process status : Pending hearing
Amounts involved : Fine of 10 UTM (ThCh$294)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

ii.	Court : 1st Civil Court of Santiago
Process number : 2273-99
Cause : Resolution No. 631 dated April 27, 1999 for infraction of Article 183 of the Regulations by not establishing the independent Dispatch and Control Center.
Process status : On June 16, 2002, the suit was rejected and the judge ordered a fine to be paid. Pending official notification of sentence.
Amounts involved : Fine 500 UTM (ThCh$14,695)

iii.	Court : 23rd Civil Court of Santiago
Process number : 4293-97
Cause : Resolution No. 856 dated October 16, 1997 for blackout on May 10, 1997.
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
Amounts involved : Fine of 500 UTM (ThCh$14,695)

v.	Administrative tribunal: Superintendency of Energy and Fuels
Process number : N/A
Cause : Motion to set aside filed before the SEC against SEC Resolution No. 740 dated April 26, 2000 which fined Pangue for blackout on July 14, 1999.
Process status : Pending resolution
Amounts involved : Fine of 300 UTA (ThCh$105,800)

vi.	Administrative tribunal: Superintendency of Energy and Fuels
Process number : N/A
Cause: Motion to set aside filed before the SEC against SEC Resokution No. 1432 dated August 14, 2003 which fined Pangue for blackout on September 23, 2002.
Process status: Pending resolution
Amounts involved: Fine of 1,000 UTA(US$ 356,880)

Other lawsuits involving Pangue:

i.	Court : 18th Civil Court of Santiago
Process number : 3886-99
Cause : Pangue against Chilectra. Lawsuit to annul obligation to pay compensation to regulated price users derived from electricity rationing decree No. 287 issued by the Chilean Ministry of Economy.
Process status : Case is awaiting sentencing. At the current status of the process and with the available information, it is impossible to foresee the outcome of the lawsuit
Amounts involved : Undetermined

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

ii.	There are 37 administrative objections presented by Pangue S.A. before the Gobernación Provincial de Malleco to the corresponding requests of various individuals to regularize rights to water use in the Commune of Lonquimay.

iii.	Petitioner: Municipality of Hualqui, VIII Region
Appeal against: Empresa Eléctrica Pangue S.A.
Contents of the Lawsuit: Ilustre Municipalidad de Hualqui filed a constitutional protection complaint, against Pangue, claiming illegal and arbitrary omission causing damages and devastation to the population living on the shores of the Bio Bio River, in the community of Hualqui, due to opening of the floodgates without prior notice, during the winter of 2001, because the river rose due to rainfall.
Amounts involved: Undetermined
Process Status: The Court of Appeals rejected the motion. The petitioner filed an appeal with the Supreme Court. The Supreme Court upheld the decision of the Court of Concepcíon, concluding the case in favor of Pangue.

iv.	Petitioner: Carlos Castillo Osorio
Appeal against: Empresa Eléctrica Pangue S.A.
Recourse: The inhabitants of Hualqui filed a protection recourse against Pangue S.A., maintaining that Pangue has systematically flooded their land, due to mishandling of the dam’s floodgates. Pangue alleges no wrongdoing and estimates that the recourse will be rejected.
Process Status: In process.

v.	Petitioner: Hualqui Neighborhood Association
Appeal against: Empresa Eléctrica Pangue S.A.
Recourse: The Hualqui Neighborhood Association filed a protection recourse against Pangue in the Court of Concepcíon, alleging illegal and arbitrary handling of the dam ´s floodgates. Pangue responded, maintaining no wrongdoing.
Process Status: In process.

vi.	Court: 29th Civil Tribune of Santiago
Process number: 4.663-2003
Petitioner: Juan Francisco Aranguiz Córdoba, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue)
Against: Asesorias e Inversiones Ilihue S.A., Bancard S.A., Empresa Eléctrica Pangue S.A., Elesur S.A. Servicios Financieros S.A. y José Cox Donoso.
Recourse: Annulment of plaintiff’s stock in Pangue sold to Ilihue and Bancard. Plaintiffs claim that they were coerced into selling their stock and demand the return of their stock and restitution. Process Status: Pangue was officially notified of the lawsuit on November 19, 2003, and answered accordingly.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

vii.	Court: 7th Civil Tribune of Santiago
Process number: 8895-2003
Petitioner: Juan Francisco Aranguiz Córdoba, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue)
Against: Empresa Eléctrica Pangue S.A., Empresa Nacional de Electricidad S.A.
Recourse: Annulment of a contract allowing Endesa S.A. to voluntary use of water rights owned by Pangue signed on September 25, 2000, which the plaintiffs claim caused their stock, or stock they claim to have owned during the signing of the contract but which is in question as detailed in the aforementioned lawsuit brought by the same plaintiffs, to decrease in value. They are seeking US$4,424,555 to compensate the stock’s decrease in value and US$1,742,211 in dividends they did not receive while they did not have legal possession of the contested stock.
Process Status: Pangue was officially notified of the lawsuit on December 31, 2003. However, because the notification was carried out improperly, a request for annulment of the notification has been presented to the court and is awaiting resolution.

viii.	Court: 2nd Civil Tribune of Concepción
Process number: 6693-2003
Petitioner: Municipality of Hualqui
Against: Empresa Eléctrica Pangue S.A.
Recourse: The Municipality of Hualqui seeks repair and monetary compensation for environmental damage caused by the operation of the Pangue power plant during 2001 and 2002. The plaintiff is specifically demanding construction of a containment wall, obligatory notification when Pangue opens its floodgates, and damages of ThCh$ 1,000,000.
Process Status: Conciliatory hearings are currently taking place.

San Isidro S.A.

i.	Court : 7th Civil Court of Santiago
Process number : 2195-99
Cause : Resolution No. 628 dated April 27, 1999 for infraction of Article 183 of Supreme Decree 327, issued by the Chilean Ministry of Economy, by not establishing the independent Dispatch and Control Center before January 1, 1999.
Process status : The parties have been summoned to the reading of the sentence.
Amounts involved : Fine 500 UTM (ThCh$14,695)

ii.	Administrative tribunal : Superintendency of Energy and Fuels
Process number : N/A
Cause : Resolution No. 719 dated April 24, 2000 due to blackout on July 14, 1999.
Process status : Pending administrative resolution
Amounts involved : Fine 150 UTA (ThCh$52,900)

iii.	Administrative tribunal: Superintendency of Energy and Fuels
Process number: N/A
Cause: Motion to set aside filed before the SEC against SEC Resolution No. 1432 dated August 14, 2003 which fined San Isidro for blackout on September 23, 2002.
Process status: Pending resolution
Amounts involved: Fine of 500 UTA (ThCh$ 176,330)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

iv.	File No. 2753-4000/97
Cause: Resolution regarding Stamp Tax (Includes taxes, interest and fines), amount that eventually must be paid by Tranportadora de Gas del Norte (TGN) and Endesa, according to gas transport contracts signed by both companies on October 17, 1995 and February 20, 1998, which was notified on March 27, 2001. Reconsideration will be requested. TGN filed a precautionary measure with the Supreme Court of Argentina to stop the procedure initiated by the Province of Neuquén, which was accepted, and in consequence, the administrative claim proceeding is currently pending.
Amounts involved: Arg$ 13,943,573

v.	File No. 2753-4000/97
Cause: On June 12, 2003, arbitration proceeding filed against San Isidrio and Endesa-Chile by Minera Los Pelambres clamining breach of contract for energy and power supply contract originally signed by Endesa-Chile with Pelambres on October 28, 1996 and which on January 26, 2000, Endesa-Chile turned over to San Isidro, leaving its subsidiary responsible for the obligations arising from the contract. Charges allege interruptions and unavailability of electricity during 2001 and 2002, that, according to the terms of contract, are penalized with fines, which San Isidro has refused to pay.
Process Status: Currently in evidence presenting stage.
Amounts involved: US$ 2,677,241 plus the readjustment established in the contract and common interest up to the date of the effective payment.
Outcome: Undetermined

Compañía Eléctrica de Tarapacá S.A. (Celta)

i.	Administrative tribunal : Superintendency of Energy and Fuels
Process number : N/A
Cause : Charges against the company per Official Letter 4966 of August 3, 2000 for SING blackout on September 23, 1999. Process status : Pending resolution
Amounts involved : Undetermined

ii.	Court : 20th Civil Court of Santiago
Process number : 2760-2000
Cause : Verification of Credit in Inmobiliaria La Cascada Agreement. Process status : Report No. 1 was received from the Liquidating Commission. A first distribution of funds from the sale of goods took place, Celta received ThCh$ 60,558.
Amounts involved : ThCh$ 203,718

iii.	Court : 30th Civil Court of Santiago
Process number: 4061-2002
Cause : Lawsuit for annulment and other actions filed by Sociedad Punta de Lobos S.A. (Punta de Lobos) against Endesa-Chile, Celta and the Chilean Government. The complaint requests that any attempted assignment, transfer, or any legal action presented by Endesa-Chile to Celta be rejected with respect to the marine concession granted to Endesa-Chile in the Punta Patache sector. It also requests that the concession be taken away from Endesa-Chile due to alleged violations of the laws that regulate marine concessions, and that all assets constructed on the concession lands be converted

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

to property of the Government. Endesa-Chile contends that the plaintiff lacks a legal interest in its claim due to the fact that it is not a party to the concession contract Process status: On August 28, 2002 the Tribunal declared as a precautionary measure the prohibition to take action or execute contracts in respect to the marine concession granted to Endesa-Chile and in respect to the real estate which by nature composes or forms part of that concession. Both parties appealed and the Appeals Court decided to hear the case, which is entering the evidence presenting stage.
Amounts involved: Undetermined

iv.	Court : 12th Civil Court of Santiago
Process number : 5237-2002
Cause : Lawsuit against Empresa Eléctrica del Norte Grande S.A. (Edelnor, including Celta) for reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against Edelnor, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors.
Process status : The discussion period has ended and the parties are now presenting evidence.
Amounts involved : ThCh$ 64,269

v.	Court : 8th Civil Court of Santiago
Process number : 129-2003
Cause : Lawsuit brought against Endesa S.A., Celta S.A. and Terminal Marítimo Minera Patache S.A. by Sociedad Punta de Lobos S.A. regarding the rejection of its offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract. Endesa S.A. maintains that no such contractual obligations regarding the concession exist.
Process status : Tribunal declared as a precautionary measure the prohibition to take action or execute contracts with respect to Puerto Patache. Tribunal called the parties to the sentencing hearing.
Amounts involved : Undetermined

vi.	Plaintiff : Sociedad Punta de Lobos S.A.
Defendant: Chilean Treasury
Cause: The plaintiff requests that decree 139 is lifted. This decree accepted extension of Endesa’s Marine Concession for shipping salt via Puerto Patache, which was one of the conditions established in the promise of sale that Endesa and Celta signed with Terminal Marítimo Puerto Patache S.A.
Process Status: The plaintiff obtained a precautionary measure for “immediate suspension of the decree. The tribunal accepted Endesa-Chile as a participant in the suit. Endesa is seeking dismissal of the precautionary measure.
Amounts involved: Undetermined

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28.	Commitments and contingencies, continued:

Hidroelectrica El Chocon S.A.

On December 28, 2000 the Federal Public Revenues Administration – General Tax Services (FPRA-GTS) notified Hidroelectrica El Chocon S.A. that it owed ThCh$352,055 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroelectrica El Chocon S.A. must pay ThCh$799,868 for related accrued interest calculated as of December 20, 2000. Hidroelectrica El Chocon S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroelectrica El Chocon S.A. ThCh$246,438 which Hidroelectrica El Chocon S.A appealed on February 20, 2001.

On December 28, 2000 Hidroelectrica El Chocon S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$159,302 as of December 11, 2000, as well as an imposed fine of ThCh$210,111. On February 20, 2001 Hidroelectrica El Chocon S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

On June 26, 2000, Hidroelectrica El Chocon S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$315,757. Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

On December 28, 2001 Hidroelectrica El Chocon S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$347,567 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount. On January 15, 2002, Hidroelectrica El Chocon S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroinvest S.A.

On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$782,157 for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,682,419 and related fines of ThCh$547,510. On February 19, 2001, Hidroinvest S.A. filed an appeal to the notice. On September 12, 2002, as a precautionary procedure, a lien was placed on Hidroinvest S.A.’s assets and the Company appealed on November 25, 2002. In its final decision on July 10, 2003, the National Government Court confirmed the precautionary lien and notified the Company on December 29, 2003.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28.	Commitments and contingencies, continued:

Central Costanera S.A.

Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the “Agreement”). Central Costanera S.A. has fixed the obligation at Arg $1 equal to one US$1 in accordance with applicable laws, maintaining the original interest rate of the obligation. However, certain laws have exempted certain obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be exempted, an appeal would be filed, which the Company believes would be decided in its favor. As of September 30, 2003, Central Costanera S.A. would to have to pay an additional ThCh$16,986,929 in the event of an unfavorable ruling. To date, the Secretary of Energy has presented no complaint against payments made by Central Costanera S.A. at the 1 US$ to 1 Arg$ exchange rate.

Edegel S.A.

Court : Peruvian Tax Administration Superindendent (SUNAT)

Process number : N/A

Cause : From November 2000 to October 2001, the Peruvian tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes and general sales taxes of Edegel S.A. (Edegel) from 1996 to 1999. As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines of ThUS$85,747 (ThCh$56,676,278). However, Edegel S.A. appealed and on July 9, 2003 SUNAT issued a new resolution totaling US$160 million.

Process status : As of August 1, 2003, Edegel is appealing. As of December 31, 2003 Management established a provision of US$ 16.5 million (US$16.1 million in 2002) to cover the portions of its appeal that it believed would not be decided in its favor. On April 28 and November 14 of 2003, under the advice of its legal advisors, Edegel withdrew the aforementioned portions of its appeal and paid SUNAT US$6,056,000 and US$ 14,290,000, respectively, for back taxes, fines and interest.

i	Lawsuits have been filed by ESSALUD for payment of contributions amounting to ThCh$3,055,250 (US$4.21 million). Management and their external legal advisors believe that a favorable resolution is probable, therefore no related provision has been made as of December 31, 2003 and 2002.

ii	Claims have been filed against Talleres Mayopampa S.A. amounting to ThCh$421,687 (ThUS$581). The subsidiary has filed the corresponding countersuits and appeals, which are pending resolution by the Tax Court. In the opinion of Management and external legal counsel, these actions neither independently nor jointly will have a significant adverse effect on the financial position, results of operations or liquidity of Edegel S.A.

iii	A lawsuit has been filed by Edegel S.A.’s workers’ union, which seeks an increase in revenue sharing from the current 5%, as required by law, to 10%, which would mean doubling the payments already made in 1994, 1995 and 1996, meaning additional aggregate payments of ThCh$3,387,291 (ThUS$4,667 historic) plus interest. The court ruled on the case, declaring the grounds of the suit to be unfounded, however, the decision was appealed and is now awaiting new sentencing. Management and their external legal advisors believe that a favorable resolution is probable, therefore no related provision has been made as of December 31, 2003 and 2002.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28.	Commitments and contingencies, continued:

Central Cachoeira Dourada

In April 2003, Companhia Elétrica do Estado de Goiás S.A. (“CELG”), the only client of our Brazilian subsidiary, Cachoeira Dourada, obtained an interim order that allowed CELG to suspend payments in respect to a firm contract for long-term purchase of energy it has with Cachoeira Dourada. On July 4, 2003, the Court presiding over this dispute determined that CELG had to make payments to Cachoeira Dourada until the final resolution of the litigation with price ranges inferior to those of R$61.63 per MWh, an amount foreseen under the current conditions of the firm purchase contract. Cachoeira Dourada appealed this decision.

On July 23, 2003, the Regional Federal Court of the 1st Region has decided in favor of Cachoeira Dourada finding that CELG must pay all the amount owed. Despite appeals that provoked reconsideration of the decision, on July 29,2003, the decision was upheld. A conciliatory hearing was held on September 4, 2003 but no agreement was reached. On December 19, 2003, the Court accepted petitions for a provisional measure requiring CELG to place in the hands of the Court cash for the difference between the value paid to Cachoeira Dourada and the stipulated contractual value to be held throughout the length of the litigation in order to guarantee payment in case of a favorable ruling for Cachoeira Dourada. On December 23, 2003, CELG asked the Court to reconsider its decision and on December 26, 2003, the Court agreed, accepting fixed assets instead of cash to guarantee payment.

Compañía de Interconección Energética (CIEN)

In January 2003, Companhia Paranaense de Energía - COPEL (“Copel”) suspended its payments to Companhia de Interconexão Energética (“CIEN”), related to a contract signed between the two parties for purchase of energy and power, signed in 1999. In addition CIEN sells energy to another three Brazilian companies. Copel cited the economic and financial imbalance of the 1999 contracts as the reason for its violation. In addition Copel has requested a review of the previously agreed upon prices.

After extensive negotiations, on August 18, 2003, CIEN and COPEL reached and signed an agreement. Principally, the agreement detailed modifications that the parties will make to the original energy contracts, including changes to the amounts of contracted energy, the expiration date of the contracts, ownership of certain property necessary for the transfer of energy between the two parties, the frequency of payment and new price adjustment conditions.

The contract modifications were signed in December 2003 and COPEL paid CIEN 203 million Brasilian Reales.

Emgesa S.A.

Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. and the CAR are faced with an environmental contingency for supposed damage produced in the Muña reservior. The plaintiffs are initially seeking ThCh$890,700,000. Management and their legal advisors consider that the maximum loss in the case of an unfavorable decision would be ThCh$35,564,000, between the three aforementioned entities. However, according to Emgesa S.A.’s legal advisors, an unfavorable decision is unlikely.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28.	Commitments and contingencies, continued:

Restrictions:

Endesa-Chile Consolidated

The Company is in compliance with all financial ratios and covenants as of December 31, 2003, detailed as follows:

Endesa-Chile (Individual Legal Entity)

On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions. Some of the more restrictive covenants are summarized as follows:

-	Endesa’s ratio of debt to cash flows for four quarters and of its Chilean subsidiaries does not exceed 9.50;

-	The ratio of consolidated debt to EBITDA for four consolidated quarters, does not exceed 6.75;

-	The ratio of Endesa-Chile and its Chilean subsidiaries’ cash flows to financial expenses for four quarters, no less than 1.50;

-	The consolidated debt to shareholders’ equity plus minority interest does not exceed 115%;

-	No less than 50% of the total consolidated assets of Endesa-Chile must be dedicated to electric generation, transmission and commercialization activities;

-	Minimum shareholders’ equity at least equal to UF 45,000,000.

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

Pangue S.A

The following is a summary of the main obligations, which Empresa Eléctrica Pangue S.A. must comply with as per agreements with financial institutions:

-	Maintain creditors duly informed regarding its financial situation,

-	Different conditions with the objective of guaranteeing a healthy financial situation. Thus, the institutions have defined certain indexes such as restrictions for the payment of dividends and indebtedness, and acceleration clauses. In regard to the long-term debt limit for loans in cash, for these events, the limit is 2.0 times shareholders’ equity,

-	All assets must be insured.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

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

The most significant requirements in respect to financial covenants are those contained in the Syndicated loan, the Agent of which is Bank of America, and in the bilateral with JP Morgan, which are the following:

-	The long-term debt with third parties cannot exceed US$347 million; short term debt of less than 30 days cannot exceed US$10 million,

-	Clauses that restrict change of control;

-	Clauses that restrict payments to shareholders, including subordination of the related debt.

Edegel S.A.A.

Financial indicators originated by Bonds Program and Short-term instruments:

-	Net Shareholders’ Equity must not be less than Soles 2,400 million, inflation-indexed (Restriction First Bonds Program),

-	Debt to equity ratio no greater than 1.5 (Restriction Second Bonds Program),

-	EBITDA for the period to interest expense for subsequent period no less than 4.5 to 1.5,

-	Financial Debt no greater than 3.0 to 1.0,

-	Total liabilities to Total equity, no greater than 0.55 to 1.0

Betania

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

-	EBITDA to Senior Financial Debt no less than 1.4.

-	Cash Flows before Dividend Payments to Senior Financial Debt no less than 1.3.

-	Shareholders’ Equity to Senior Debt no less than 5.

Cross-Default Provisions:

As is customary for certain credit and capital market debt facilities, a substantial portion of Endesa-Chile’s financial indebtedness is subject to cross-default provisions. Certain events including payment defaults and bankruptcy by Endesa-Chile or any of its subsidiaries, left uncured over time (in those specific provisions which allow for a cure period), could result in a cross-default at the Endesa-Chile level and if a cross-default were to occur, approximately 66% of Endesa-Chile’s consolidated liabilities would eventually become due and payable.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

28. Commitments and contingencies, continued:

There are no longer debt covenants that specify the acceleration of maturities, if the Company’s risk-rating falls below investment-grade.

Pre-Payment Provisions:

The US$ 743 million syndicated loan signed during May 2003 specifies that cash obtained from the sale of Company assets, capital increases, new debt issuances, and at least 75% of excess annual cash is to be used to pre-pay the syndicated loan. Excess annual cash-flows, in general, is defined as cash in excess of what the Company needs to conduct its operations as defined in the loan agreement.

29.	Surities obtained from third parties:

Endesa-Chile (Individual Legal Entity)

The Company has received guaranteed performance bonds from contractors and third parties to guarantee performance and construction (mainly the Ralco Project) in the amount of ThCh$ 19,465,542 as of December 31, 2003 (ThCh$ 25,047,366 in 2002).

Compañía Eléctrica de Tarapaca S.A.

The Company has received documents in guarantee amounting to ThCh$287,026 as of December 31, 2003 (ThCh$289,896 in 2002)

Enigesa S.A.

The Company has received documents in guarantee amounting to ThCh$45,811 as of December 31, 2003 (ThCh$36,244 in 2002).

Pangue S.A.

The Company has received documents in guarantee amounting to ThCh$9,827 as of December 31, 2003 (ThCh$8,968 in 2002).

San Isidro S.A.

The Company has received documents in guarantee amounting to ThCh$1,389,669 as of December 31, 2003 (ThCh$4,723,754 in 2002).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

30.	Foreign currencies:

As of December 31, 2002 and 2003, foreign currency denominated assets and liabilities are as follows:

a.	Current assets

		As of December 31,
		2002	2003
Account	Currency	ThCh$	ThCh$
Cash	Ch$	874,421	388,873
	US$	1,078,278	411,163
	$ Col	3,378,870	1,493,654
	Soles	40,836	82,505
	$ Arg	1,954,244	2,848,023
	Reales	198,713	284,266

Time deposits	US$	62,090,972	130,458,164
	$ Col	4,847,625	3,965,802
	Soles	4,698,880	1,748,487
	$ Arg	5,474,391	3,670,910
	Reales	13,860,033	15,354,320

Accounts receivables, net	Ch$	41,929,459	33,557,765
	US$	4,499,627	4,667,456
	$ Col	18,642,799	18,863,244
	Soles	3,413,686	3,857,616
	$ Arg	11,329,650	14,278,515
	Reales	9,321,864	24,304,234

Notes receivable	Ch$	48,469	—
	UF	—	586,400
	US$	972,087	535,013

Other receivables	UF	58,223	39,577,645
	Ch$	5,884,821	3,845,703
	US$	1,682,465	637,333
	$ Col	382,001	1,899,567
	Soles	8,193,747	3,838,499
	$ Arg	29,657	26,127
	Reales	699,613	117,627
	U.C.	1,171,184	1,007,085

Amounts due from related companies	Ch$	10,736,551	14,711,385
	US$	192,474,745	1,904,970
	$ Col	15,388,568	19,683,776
	Soles	2,611,419	2,071,971
	$ Arg	488,115	5,058,905
	Reales	—	2,767,858

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

30.	Foreign currencies, continued:

a.	Current assets, continued:

		As of December 31,
		2002	2003
Account	Currency	ThCh$	ThCh$
Inventory, net	Ch$	3,307,084	4,336,097
	US$	1,971,988	1,603,260
	$ Col	1,403,689	896,044
	Soles	3,829,747	2,969,898
	Reales	—	33,253

Income taxes recoverable	Ch$	13,432,957	9,860,611
	US$	—	1,438,777
	$ Col	131	—
	$ Arg	10,747,377	2,958,352

Prepayments	Ch$	387,694	495,244
	US$	2,595,712	1,494,553
	$ Col	47,902	54,630
	Soles	197,023	163,356
	$ Arg	441,721	463,164
	Reales	6,253	19,002

Deferred tax	Ch$	3,294,847	863,526
	$ Col	—	376,469

Other current assets	UF	—	625,704
	Ch$	37,951,625	350,386
	US$	38,516,988	3,449,204
	$ Col	897,084	235
	$ Arg	133,914	25,851
	Reales	—	1,879,579

Total current assets		547,619,749	392,862,056

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

30.	Foreign currencies, continued:

b.	Current liabilities

		Within 90 days
		as of December 31, 2002			as of December 31, 2003
				Average			Average
Account	Currency	Amount		Rate	Amount		Rate
		ThCh$			ThCh$
Short-term due to banks and financial institutions	Ch$	23,803,070		1.08%	2,378,693		3.00%
	US$	13,757,466		5.04%	12,580,250		5.70%
	$Col	7,678,924		6.20%	24,600,540		6.81%
	Soles	22,233,872		6.20%	14,987,354		6.81%

Current portion of long-term debt due to banks and financial institutions	UF	—			1,365,649		9.00%
	US$	201,735,426		3.62%	20,445,776		4.87%
	Euro	—			—
	Yen	—			—
	$Arg	1,377,088		1.75%	933,182		1.75%
	Reales	—			1,498,751		17.50%
	U.P.	—			—
	$Col	—			859,950		12.55%
	£	—			—

Notes payable	Soles	103,985		4.50%	—

Current portion of long term bonds payable	UF	—			—
	US$	—			886,243		7.50%
	Euro	—			—
	$Col	—			6,820,980		10.50%
	Soles	—			5,525,967		6.00%

Current portion of long term Payables	US$		30,053,579		9.00%	7,977,202		7.44%
	Ch$	658,044			870,528
	Reales	2,663			—
	Soles	73,048			63,939
	$Arg	785			731

Dividends payable	Ch$	34,601,911			35,558,894
	US$	8,428,853			2,622
	$Col	4,534,476			4,815,409
	Soles	5,489,421			3,360,076
	$Arg	3,131,783			8,227,903
	Reales	11,073,623			6,593,594

Miscellaneous payables	Ch$	6,887,992			1,041,110
	US$	2,072,736			11,633
	$Col	7,210,058			2,954,155
	Soles	2,460,569			2,783,101
	Reales	379,511			776,097

Amounts payable to related companies	US$	4,034			—
	Ch$	1,778,566			50,164,101
	Reales	—			1,015,503
	$Col	20,336,811			71,789,306
	Soles	7,224			37,263
	$Arg	882,442			569,799

[Additional columns below]

[Continued from above table, first column(s) repeated]

	91 days to 1 year
	as of December 31, 2002			as of December 31, 2003
			Average		Average
Account	Currency	Amount	Rate	Amount	Rate
		ThCh$		ThCh$
Short-term due to banks and financial institutions	Ch$	2,369,665	1.08%	—
	US$	40,715,710	5.04%	—
	$Col	—		—
	Soles	—		—

Current portion of long-term debt due to banks and financial institutions	UF	1,391,523	9.00%	—
	US$	55,580,331	3.62%	69,125,165	4.87%
	Euro	4,719,782	3.79%	123,767	1.50%
	Yen	470,177	0.89%	424,533	0.89%
	$Arg	662,488	1.75%	898,948	1.75%
	Reales	1,246,967	4.75%	—
	U.P.	1,207,721	5.32%	1,117,055	4.48%
	$Col	—		—
		£461,251	4.81%	412,346	4.63%

Notes payable	Soles	7,538,861	4.50%	—

Current portion of long term bonds payable	UF	8,376,934	6.29%	7,359,819	6.00%
	US$	155,210,318	8.04%	36,966,398	7.50%
	Euro	306,778,275	3.34%	—
	$Col	13,636,984	12.54%	—
	Soles	7,656,820	8.00%	—

Current portion of long term Payables	US$	11,991,624	9.00%	13,456,661	7.44%
	Ch$	—		—
	Reales	—		—
	Soles	—		—
	$Arg	—		—

Dividends payable	Ch$	18,986		—
	US$	74,468
	$Col	—		—
	Soles	—		—
	$Arg	—		—
	Reales	—		—

Miscellaneous payables	Ch$	91,973		5,498,770
	US$	8,656,968		—
	$Col	11,451,858		—
	Soles	—		—
	Reales	—		—

Amounts payable to related companies	US$	—		—
	Ch$	29,749,071		—
	Reales	—		—
	$Col	—		—
	Soles	—		—
	$Arg	—		—

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

30.	Foreign currencies, continued:

b.	Current liabilities, continued

		Scheduled Maturities
		Within 90 days
		as of December 31, 2002		as of December 31, 2003
			Average		Average
		Amount	Rate	Amount	Rate
Accrued expenses	UF	—		29,361
	Ch$	5,666,179		60,128
	US$	88,435		1,024
	$Col	11,081,455		3,489,763
	Soles	216,028		191,037
	$Arg	396,540		741,061
	Reales	81,797		86,695

Withholdings	Ch$	2,344,632		2,317,869
	$Col	479,752		546,890
	Soles	1,675,592		2,175,406
	$Arg	2,002,023		2,182,132
	Reales	2,582		13,922

Income tax payables	$Col	1,268,940		127,398
	Soles	690		19,326
	$Arg	578,452		—
	Reales	—		2,443,487
	Ch$	650,009		9,695

Other current liabilities	Ch$	196,592		—
	US$	10,609,444	2.70%	568,247
	$Arg	21,774		92,039
	Reales	—		112,822

Total current liabilities per currency	UF	—		1,395,010
	Ch$	76,586,995		92,401,018
	US$	266,749,973		42,472,997
	Euro	—		—
	Yes	—		—
	$Col	52,590,416		116,004,391
	Soles	32,260,429		29,143,469
	$Arg	8,390,887		12,746,847
	Reales	11,540,176		12,540,871
	U.P.	—		—
	£	—		—

Total current liabilities		448,118,876		306,704,603

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Scheduled Maturities
		91 days to 1 year
		as of December 31, 2002		as of December 31, 2003
			Average		Average
		Amount	Rate	Amount	Rate
Accrued expenses	UF	—		—
	Ch$	19,129,412		14,777,377
	US$	—		—
	$Col	—		—
	Soles	2,250,372		2,474,566
	$Arg	—		—
	Reales	—		10,837

Withholdings	Ch$	—		157,420
	$Col	—		—
	Soles	—		—
	$Arg	—		—
	Reales	—		—

Income tax payables	$Col	—		1,043,476
	Soles	2,664,820		2,934,142
	$Arg	—		—
	Reales	—		—
	Ch$	105,645		283,988

Other current liabilities	Ch$	2,927,569		313,261
	US$	290,853		1,205,885	2.16%
	$Arg	—		—
	Reales	—		—

Total current liabilities per currency	UF	9,768,457		7,359,819
	Ch$	54,392,321		21,030,816
	US$	272,520,272		120,754,109
	Euro	311,498,057		123,767
	Yes	470,177		424,533
	$Col	25,088,842		1,043,476
	Soles	20,110,873		5,408,708
	$Arg	662,488		898,948
	Reales	1,246,967		10,837
	U.P.	1,207,721		1,117,055
	£	461,251		412,346

Total current liabilities		697,427,426		158,584,414

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

30.	Foreign currencies, continued:

e.	Long-term liabilities, December 31, 2002

		Scheduled maturity
		1 to 3 years		3 to 5 years
			Average		Average
Account	Currency	Amount	Rate	Amount	Rate
		ThCh$		ThCh$
Due to banks and financial institutions	UF	2,790,408	9.00%	2,966,355	9.00%
	US$	498,973,895	3.50%	91,596,974	3.50%
	Yen	933,276	0.89%	—
	Euro	248,420	4.13%	—
	$Arg	3,723,912	1.75%	1,861,962	1.75%
	Reales	—		—
	U.P.	1,201,425	5.32%	—
	Pounds	886,725	4.81%	—

Bonds payable	UF	—		101,469,367	6.20%
	US$	145,159,220	8.44%	333,866,206	8.50%
	$Col	33,505,610	14.35%	—
	Soles	6,196,324	6.00%	—

Notes payable	US$	44,904,268	7.30%	42,289,050	7.30%

	$Arg	—		—

Miscellaneous	UF	—		—
	Ch$	2,145,457		—
	US$	7,211,100		—
Amounts payable to related companies	US$	49,150,295	8.35%	—

Accrued expenses	UF	—		57,854
	Ch$	1,482,818		1,238,873
	US$	3,769,628		—
	$Col	—		—
	Reales	1,276,294		848,162

Deferred tax	Ch$	3,558,385		2,018,992
	Soles	—		35,781,487
	$Arg	199,151		132,767
Other long-term liabilities	Ch$	707,166		12,892,440
Total long-term liabilities per currency	UF	2,790,408		104,493,576
	Ch$	7,893,826		16,150,305
	US$	749,168,406		467,752,230
	Euro	248,420		—
	Yen	933,276		—
	$Col	33,505,610		—
	Soles	6,196,324		35,781,487
	$Arg	3,923,063		1,994,729
	Reales	1,276,294		848,162
	U.P.	1,201,425		—
	Pounds	886,725		—

Total long-term liabilities		808,023,777		627,020,489

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Scheduled maturity
		5 to 10 years		More than 10 years
			Average		Average
Account	Currency	Amount	Rate	Amount	Rate
		ThCh$		ThCh$
Due to banks and financial institutions	UF	—		—
	US$	46,028,122	3.50%	4,595,191	3.50%
	Yen	—		—
	Euro	—		—
	$Arg	6,504,434	1.75%	—
	Reales	7,509,509	9.24%	—
	U.P.	—		—
	Pounds	—		—

Bonds payable	UF	20,029,882	6.29%	118,645,595	5.80%
	US$	290,318,440	8.50%	338,436,544	7.96%
	$Col	78,759,079	14.00%	—
	Soles	—		—

Notes payable	US$	60,063,668	7.30%	—

	$Arg	—		—

Miscellaneous	UF	—		163,399
	Ch$	—		32,906
	US$	10,640,919		—
Amounts payable to related companies	US$	—		—

Accrued expenses	UF	—		—
	Ch$	2,970,254		2,521,167
	US$	—		—
	$Col	—		20,491,401
	Reales	2,120,404		2,829,794

Deferred tax	Ch$	7,896,206		16,372,134
	Soles	—		—
	$Arg	597,452		—
Other long-term liabilities	Ch$	1,860,558		11,310,568
Total long-term liabilities per currency	UF	20,029,882		118,808,994
	Ch$	12,727,018		30,236,775
	US$	407,051,149		343,031,735
	Euro	—		—
	Yen	—		—
	$Col	78,759,079		20,491,401
	Soles	—		—
	$Arg	7,101,886		—
	Reales	9,629,913		2,829,794
	U.P.	—		—
	Pounds	—		—

Total long-term liabilities		535,298,927		515,398,699

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

30.	Foreign currencies, continued:

f.	Long-term liabilities, December 31, 2003

		Schedule Maturities
		1 to 3 years		3 to 5 years
			Average		Average
Account	Currency	Amount	Rate	Amount	Rate
		ThCh$		ThCh$
Due to banks and financial institutions	UF	3,090,540	9.00%	1,273,686	9.00%
	US$	166,816,115	5.00%	130,430,256	5.00%
	Euro	121,738	3.00%	—
	Yen	422,438	0.89%	—
	$Arg.	3,595,794	1.75%	1,797,897	1.75%
	$Col	—		37,403,850	12.55%
	Reales	1,783,205	19.00%	2,121,553	17.50%
		£402,154	4.63%	—

Bonds payable	UF	5,179,498	6.00%	107,351,387	6.00%
	US$	118,760,000	7.50%	35,628,000	7.50%
	$Col	102,995,204	10.50%	—
	Soles	42,855,081	4.75%	—

Notes payable	US$	40,470,881	7.42%	48,220,374	7.42%

Miscellaneous	UF	—		—
	Ch$	713,639		—
	US$	5,226,699		—

Amounts payable to Related companies	US$	84,320		—
Accrued expenses	Ch$	509,272		526,844
	US$	—		2,971,683
	$Col	20,701,649		308,776
	Reales	7,639,831		—

Deferred tax	Ch$	6,848,980		5,297,636
	Soles	1,783,854		—

Other long-term liabilities	Ch$	437,403		376,301
	US$	3,373,982		5,155,183
	Soles	97		—

Total long-term liabilities per currency	UF	8,270,038		108,625,073
	Ch$	8,509,294		6,200,781
	US$	334,731,997		222,405,496
	Euro	121,738		—
	Yen	422,438		—
	$Col	123,696,853		37,712,626
	Soles	44,639,032		—
	$Arg	3,595,794		1,797,897
	Reales	9,423,036		2,121,553
		£402,154		—

Total long-term liabilities		533,812,374		378,863,426

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Schedule Maturities
		5 to 10 years		More than 10 years
			Average		Average
Account	Currency	Amount	Rate	Amount	Rate
		ThCh$		ThCh$
Due to banks and financial institutions	UF	—		—
	US$	21,909,531	5.00%	2,473,322	5.00%
	Euro	—		—
	Yen	—		—
	$Arg.	6,292,887	1.75%	—
	$Col	—		—
	Reales	2,989,260	17.50%	—
		£—		—

Bonds payable	UF	93,349,526	6.00%	74,041,920	6.00%
	US$	475,040,000	8.13%	633,167,159	7.77%
	$Col	—		—
	Soles	—		—

Notes payable	US$	31,840,790	7.42%	—

Miscellaneous	UF	—		163,434
	Ch$	—		—
	US$	—		8,905,744

Amounts payable to Related companies	US$	—		—
Accrued expenses	Ch$	1,167,785		4,209,444
	US$	—		—
	$Col	—		—
	Reales	—		—

Deferred tax	Ch$	7,639,144		12,732,991
	Soles	—		—

Other long-term liabilities	Ch$	484,415		551,621
	US$	—		—
	Soles	—		—

Total long-term liabilities per currency	UF	93,349,526		74,205,354
	Ch$	9,291,344		17,494,056
	US$	528,790,321		644,546,225
	Euro	—		—
	Yen	—		—
	$Col	—		—
	Soles	—		—
	$Arg	6,292,887		—
	Reales	2,989,260		—
		£—		—

Total long-term liabilities		640,713,338		736,245,635

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

31.	Sanctions:

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

32.	Subsequent events:

(i)	Deficit of Natural Gas in Argentina

The electricity system in Chile and Argentina partially depends on natural gas produced in Argentina. The increase in demand, low prices and lack of investment in new production and transportation capacity of natural gas in Argentina is producing, during 2004, deficits and natural gas supply cuts to Chile. The Argentine government published through an energy bulletin on March 26, 2004 Resolution 265 of the Secretary of Energy, which calls for limiting the exportation of natural gas to Chile, which will directly affect the Company’s thermoelectric power plants San Isidro and Taltal, which have a total installed capacity of 370 MW and 240 MW, respectively.

The San Isidro plant has non-cancelable natural gas supply contracts covering the total installed capacity needs of the power plant. The San Isidro plant has the capability to operate with diesel.

The Taltal plant has non-cancelable natural gas supply contracts covering approximately 50% of its daily consumption needs. The Taltal plant does not have the capability of operating with alternative fuel.

As of the date of these financial statements the Company has not experienced natural gas supply problems in the San Isidro or Taltal plant.

The Company’s equity method investee Gas Atacama Generación Ltda. has take or pay contracts with Argentine suppliers of natural gas that operate in the Sistema Interconectado del Norte Grande (“SING”), and during 2004 has experienced reductions in the supply of natural gas of 40% and up to 60%, from prior year. Gas Atacama Generación Ltda. has had to buy some energy at the spot rates, which has affected its margins, but Management is unable to determine the effect this could have on their net results from operations during 2004.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

33.	Environment:

During the year ended December 31, 2002 and 2003, the Company and its domestic and foreign subsidiaries made expenditures in the amount of ThCh$ 3,824,743 and ThCh$12,145,906, respectively, related to environmental activities corresponding primarily to the following:

Operating expenses during the years ended December 31, 2002 and 2003, included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$ 326,621 and ThCh$ 379,802, respectively, and costs related to Environment Law No. 99 in Colombia and ISO 14.001 certification at Central Costanera and El Chocón, which amounted to ThCh$ 693,313 and ThCh$5,846,374, respectively.

The Company capitalizes expenditures related to environmental activities as part of property, plant and equipment, when those expenditures are deemed to provide additional future economic benefit. During the years ended December 31, 2002 and 2003 capitalized environmental expenditures amounted to ThCh$ 2,804,808, and ThCh$ 5,919,370, respectively, and primarily relate to the following activities:

•	Central Ralco environment program

•	Implementation of the environmental management system and its ISO 14.001 certification at the San Isidro, Central Tarapaca Rapel, Pehuenche, Loma Alta and Curilinque power plants

•	Construction of reservoirs (Emgesa)

•	Constructions of emergency drainage pools in Central Rapel, Los Molles and Sauzal.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles:

Chilean GAAP varies in certain important respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

I. Differences in Measurement Methods

The principal differences between Chilean GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

a)	Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2003 was approximately 7.25%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

b)	Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (w) below.

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

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under US GAAP, companies must account for deferred taxes in accordance with SFAS 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

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

Prior to January 1, 2000, the principal effect on the Company due to the difference in the accounting for deferred income taxes between Chilean and US GAAP relates to the treatment of temporary differences arising from provisions, net operating loss-carryforwards and accelerated depreciation methods. In subsequent years the principal differences relate to:

(i)	The reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income, and

(ii)	Accounting for deferred tax differences related to US GAAP adjustments.

The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (w) below.

d)	Staff severance indemnities

As described in Note 2 p), under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company, and certain of its subsidiaries, used a real discount rate of 9.5% for the years ended December 31, 2001, 2002 and 2003, and assumed an average service life which varies based upon years of service with the Company. The value of the obligation is calculated based on an average estimated employment span of 35 years for employees with 15 years or more and includes 75% of the benefit related to employees with less than the required 15 years, as stipulated in the collective bargaining agreements. The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

Under US GAAP EITF 88-1 severance indemnities described above may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). The effects on the short-term and long-term liability of accounting for staff severance indemnities under US GAAP have been presented in paragraph (w) below.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)	Pension and post-retirement benefits

The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under Chilean GAAP post-retirement employee benefits have been accounted for in accordance with the respective employee collective bargaining agreement, based on the actuarially determined projected benefit obligation using a discount rate of 9.5%. Under US GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The primary difference between Chilean GAAP and US GAAP results from using a discount rate for US GAAP based on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the benefits obligations, which was 6.0% for the years ended December 31, 2002 and 2003, versus, as required under Chilean GAAP, using a discount rate based on the Company’s cost to borrow. The effects on the short-term and long-term liability of accounting for post-retirement benefits under US GAAP have been presented in paragraph (w) below.

f)	Investments in related companies

Under Chilean GAAP, when an investment accounted for by the equity method is acquired, the proportionate net book value of the investee company is recorded as an investment and the difference between the cost of investment and the proportionate net book value of the investee is recorded as goodwill. The goodwill is then amortized to income over a maximum period of twenty years. The investment account is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, “the Equity Method for accounting for Investment in Common Stock” (“APB No. 18”), the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate inter-company gains and losses and to account for the differences, if any, between the investor’s cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor’s share of change in the investee capital accounts.

The Company’s equity share of the effect of the adjustments from Chilean GAAP to US GAAP of equity accounted investees is included in paragraph (w) below. The principal US GAAP adjustments affecting the Company’s equity investees are as follows:

(i)	The elimination of capitalized foreign currency exchange differences.

(ii)	The recording of deferred taxes in accordance with SFAS 109.

(iii)	The recording of derivative instruments in accordance with SFAS 133.

(iv)	The deferred income tax effects of adjustments (i) and (iii).

g)	Goodwill

(i)	Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under US GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Prior to July 1, 2001 under US GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

(ii)	Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2001 and 2003.

The results of this analysis performed in 2002 showed that under Chilean GAAP the goodwill and related negative goodwill related to investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. The impairment reflected the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. During 2002, under Chilean GAAP, the Company recorded a net charge related to its investments in Central Costanera S.A., Hidroeléctrica El Chocón S.A., Hidroinvest S.A., Lajas Inversora S.A. and Compañía Hidroeléctrica Caehoeira Dourada S.A. in the amount of ThCh$ 107,899,090 to write-off all amounts of goodwill.

In accordance with US GAAP, the Company adopted SFAS 142 “Goodwill and Other Intangible Assets”, as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business. The transitional impairment test required by the standard, which was performed during the first half of 2002 indicated that none of the Company’s goodwill was impaired. However, based on subsequent testing of the Company’s investments in Argentina and Brazil performed as of December 31, 2002, it was determined that these investments were impaired. Under US GAAP Endesa-Chile has recognized an impairment of goodwill of ThCh$133,069,444 net of tax of ThCh$0 and net of minority interest of ThCh$7,763,315. The goodwill impairment of ThCh$140,832,759 was associated with goodwill related to investments in Argentina and Brazil. The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below:

(a)	differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(b)	the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;

(c)	the reversal of goodwill amortization recorded under Chilean GAAP.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following table details what per share earnings and loss amounts calculated under US GAAP would have been for the year ended December 31, 2001, excluding goodwill amortization expense. The Company reported no extraordinary items under US GAAP for the year ended December 31, 2001.

	Year Ended
	December 31,
	2001	Per share
	ThCh$	Ch$
Loss from continuing operations before cumulative effect of changes in accounting principles and discontinued operations as reported	(1,885,356)	(0.23)
Add back: Goodwill amortization	11,234,531	1.37

Net income from continuing operations before cumulative effect of changes in accounting principles, discontinued operations and goodwill amortization	9,349,175	1.14

Cumulative effect of changes in accounting principles, net of taxes and minority interest	32,654,708	3.98

Net income before discontinued operations and goodwill amortization, net of taxes and minority interest	42,003,883	5.12

Income from discontinued operations, net of taxes and minority interest	478,917	0.06

Net income before goodwill amortization	42,482,800	5.18

A summary of the changes in the Company’s goodwill under US GAAP during the years ended December 31, 2002 and 2003, by country of operation is as follows:

	Goodwill under US GAAP
			Cumulative
	January 1,		Translation		December 31,
	2002	Acquisitions	Adjustment	Impairment	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,503,078	3,304,022	—	—	4,807,100
Argentina	35,927,356	—	2,353,292	(38,280,648)	—
Brazil	96,247,755	—	6,304,356	(102,552,111)	—
Peru	20,161,849	—	1,320,524	—	21,482,373
Colombia	27,445,762	—	1,797,137	—	29,242,899

Total	181,285,800	3,304,022	11,775,309	(140,832,759)	55,532,372

	Goodwill under US GAAP
			Cumulative
	January 1,		Translation		December 31,
	2003	Acquisitions	Adjustment	Impairment	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	4,807,100	74,637	—	—	4,881,737
Peru	21,482,373	—	(3,906,379)	—	17,575,994
Colombia	29,242,899	—	(5,318,371)	—	23,924,528

Total	55,532,372	74,637	(9,224,750)	—	46,382,259

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)	Negative goodwill

Under Chilean GAAP, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Under US GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of the purchase price is allocated proportionately to reduce the values assigned to non-current assets. If the allocation reduces the non-current assets to zero, the remainder of the excess is recorded as an extraordinary gain to income. Adjustments related to negative goodwill necessary to conform the consolidated financial statements to US GAAP are included in paragraph (w) below and are as follows:

h-1:	The reversal of negative goodwill write-offs described in paragraph (g) above, which did not meet the US GAAP impairment criteria for long-lived assets under SFAS 144 described above and the reversal of negative goodwill amortization recorded under Chilean GAAP;

h-2:	The effects of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment.

i)	Capitalized exchange differences

In accordance with Chilean GAAP, the Company has capitalized both interest on debt directly related to property, plant and equipment under construction as well as finance costs corresponding to exchange differences generated by the loans associated with such assets. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. In addition, under US GAAP, foreign translation exchange differences may not be capitalized. The adjustment to reverse out the foreign currency translation adjustments relating to the loans financing the constructions in progress is shown in paragraph (w) below as follows:

i-1: Adjustment to net income related to foreign exchange differences;

i-2: Adjustment to depreciation of property, plant and equipment.

j)	Accumulated deficit during the development stage

Under Chilean GAAP, the net losses incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity. Under US GAAP, such results of operations of all controlled subsidiaries must be included in the consolidated statement of income. The effects are included in paragraph (w) below.

k)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (w) below to reflect the unrecorded dividend liability, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

l)	Capitalized general and administrative expenses

Until 1993 under Chilean GAAP, Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of constructions-in-progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under US GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the constructions of specific projects. Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which under US GAAP would not be allowed. The effects of eliminating capitalized general and administrative expenses are detailed in paragraph (w) below as follows:

l-1:	The elimination of the capitalized administrative and selling expenses from property, plant and equipment and the effect on depreciation expense for the year;

l-2:	The elimination of the capitalized administrative and selling expenses from other assets and the effect on income for the year.

The effects of eliminating capitalized general and administrative expenses for US GAAP purposes are shown under paragraph (w) below.

m)	Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera S.A. and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with US GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must have been a plan that specifically includes notification of such employees prior to the balance sheet date. As of December 31, 2002 and 2003, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (w) below.

n)	Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis International Limited, Chilectra S.A. and Chilectra International Limited, Endesa Argentina recognized income related to an adjustment of the share purchase price. Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined. As described in paragraph (g), the Company determined goodwill amounts recorded in investments in Argentina was impaired as of January 1, 2002, thus the adjustment in selling price of investment is a basis difference between Chilean and U.S. GAAP that will be eliminated after the impairment charge is recorded. The effects of the adjustments to conform to U.S. GAAP are included under paragraph (w) below.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

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

o)	Translation of financial statements of investments outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“BT 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars. The Company’s foreign subsidiaries in Argentina, Peru, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency;

•	All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollar and the local currency;

•	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency;

•	The effects of any exchange rate fluctuations between the local currency and the US dollar are included in the results of operations for the period.

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US Dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment” which amounted to a net gain of ThCh$ 12,007,543 and ThCh$ 9,407,177, and a net loss of ThCh$ 30,479,394 for the years ended December 31, 2001, 2002 and 2003, respectively.

In the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to US GAAP as permitted by Form 20-F.

p)	Derivative instruments

The Company engages in derivative activity for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133 to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. The Company does not have the documentation and hedge effectiveness requirements to qualify for hedge accounting. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized in earnings for US GAAP purposes.

The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 133.

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effect of adopting SFAS 133 as of January 1, 2001, resulted in a cumulative effect on net income of ThCh$ 32,654,708, which is presented net of deferred taxes of ThCh$ 41,804,538 and minority interest under the caption “Cumulative effect of changes in accounting principles.” The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2002 and 2003 is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

q)	Reorganization of subsidiaries

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

Under US GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiary Central Costanera. The difference in fixed asset basis between Chile and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life of 20 years. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

r)	Assets held for sale

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur. Under US GAAP, in accordance with SFAS 144, long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided all the criteria are met. Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell. Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002. The following assets to be sold met the definition of segments, reporting units or long-lived assets held for sale:

•	Central Canutillar power plant

•	Gas Atacama transmission lines

•	CELTA transmission lines

•	Infrastructura Dos Mil S.A.

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that the assets’ fair value less cost to sell was lower than the carrying value of the assets. Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale, which varied from October to December 2002. The effect of these adjustments is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

s)	Elimination of discontinued operations

Under Chilean GAAP, no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under US GAAP, in accordance with SFAS 144, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component will be eliminated from the ongoing operations of an entity as a result of a disposal or a sale transaction, and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infrastructura Dos Mil S.A. met the conditions for discontinued operations because it had distinct and separable financial results from operations and cash flows. As a result of the disposal, the results of operations of the reporting unit have been eliminated from the ongoing operations of Endesa-Chile, as Endesa-Chile will not have any continuing involvement in the operations of Infrastructura Dos Mil S.A. after it is sold. The effect of restating discontinued operations is included in the net income reconciliation to US GAAP, net of tax expenses of ThCh$ 611,188, ThCh$ 982,180 and ThCh$ 36,732 in the years ended December 31, 2001, 2002 and 2003, respectively, and net of minority interest of ThCh$ 404,192, ThCh$ 165,184 and ThCh$ 0 in the years ended December 31, 2001, 2002 and 2003, respectively, under paragraph (w) below.

t)	Accounting for asset retirement obligations

In June 2001 the FASB issued Statement of Financial Accounting Standard No. 143 (“SFAS”), Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS 143 effective January 1, 2003. This standard requires that the Company record the fair value of the legal obligation it has to make certain environmental restorations upon closure of the mine site. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time the standard requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. The accumulated effect of adopting SFAS 143 as of January 1, 2003 is presented in paragraph (w) below, net of taxes of ThCh$ 160,902 and minority interest of ThCh$ 116,391. The effects on US GAAP income and Shareholders equity are shown in paragraph (w) below as follows:

t-1: The effects of amortizing the deferred costs of the asset retirement obligation are reflected as depreciation expense;

t-2: The effects of remeasuring the liability due to the passage of time is reflected as accretion expense.

The Company has legal obligations to retire its generation plants and make certain environmental restorations in the future upon closure or abandonment. As described above the Company began accounting for these obligations as of January 1, 2003. The following table shows the pro-forma reconciliation of the liability for the year ended December 31, 2001 and 2002 had the Company recorded it retroactively and shows the reconciliation of the liability for the year ended December 31, 2003 as recorded by the Company:

	Pro-forma	Pro-forma
	(Unaudited)	(Unaudited)
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Balance as of January 1,	348,919	422,995	493,518
Cumulative translation adjustment	35,930	27,432	(89,753)
Liabilities incurred in the year	—	—	—
Accretion expense	38,146	43,091	38,358

Balance as of December 31	422,995	493,518	442,123

     The following shows the pro-forma effects of the change in accounting principles described above on US GAAP net income for the year ended December 31, 2001 and 2002 had the accounting principles been applied retroactively:

	Pro-forma	Pro-forma
	(unaudited)	(unaudited)
	2001	2002
	ThCh$	ThCh$
Net income as reported for the year ended December 31,	31,248,269	(75,619,828)
Effect in income of recording asset retirement obligation	(38,452)	(43,462)
Deferred tax effect of the changes in accounting principles	12,881	14,560
Effect of minority interest	15,879	17,948

Pro-forma net income for the year ended December 31,	31,238,577	(75,630,782)

Pro-forma earnings per share amounts	3.81	(9.22)

u)	Effects of minority interest on the US GAAP adjustments

The Company calculated effects of the participation of the non-controlling shareholders, referred to as minority interest, related to adjustments in the subsidiaries in which it is not the sole shareholder.

v)	Accounting for the Impairment or Disposal of Long-Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2001, 2002, and 2003 no additional amounts were recorded for impairment under US GAAP.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

w)	Effects of conforming to US GAAP:

     The reconciliation of reported net income required to conform to US GAAP is as follows:

	Years Ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	72,881,617	(9,412,247)	78,130,912
Reversal of revaluation of Property, plant and equipment (paragraph b)	990,829	2,513,422	756,629
Amortization of intangibles	60,913	—	—
Deferred income taxes (paragraph c)	(16,682,762)	(3,378,395)	51,748,434
Staff severance indemnities (paragraph d)	(32,611)	(122,187)	115,159
Pension and post-retirement benefits (paragraph e)	—	844,983	(1,199,647)
Investments in related companies (paragraph f)	(5,717,667)	21,069,544	27,823,610
Goodwill (paragraph g)	(2,883,343)	(31,312,903)	1,618,188
Negative goodwill (paragraph h):
h-1: Amortization of negative goodwill	(46,370,207)	(86,777,337)	(15,589,551)
h-2: Depreciation of Property, plant and equipment	16,542,149	15,276,648	2,437,770
Capitalized exchange differences (paragraph i):
i-1: Foreign exchange differences	(13,819,655)	(10,022,038)	29,270,000
i-2: Depreciation of Property, plant and equipment	69,636	254,070	69,288
Accumulated deficit during the development stage (paragraph j)	(81,527)	(8,047,837)	75,847
Capitalized general and administrative expenses (paragraph l):
l-1: Depreciation of Property, plant and equipment	249,071	1,764,567	(414,056)
l-2: Other operating results	(377,308)	200,964	(1,838,088)
Involuntary employee termination benefits (paragraph m)	(8,885)	(350,560)	11,876
Adjustment in selling price of investment (paragraph n)	(77,194)	4,536,226	—
Derivative instruments (paragraph p)
Operating	11,089,531	39,039,732	(171,240,557)
Non-operating	350,732	(13,107,634)	8,796,094
Reorganization of subsidiaries (paragraph q)	—	(322,979)	(264,242)
Assets held for sale (paragraph r)	—	(896,113)	896,113
Elimination of discontinued operations (paragraph s)	(603,741)	(250,256)	(493,614)
Accounting for asset retirement obligations (paragraph t)
t-1: Depreciation expense	—	—	(310)
t-2: Accretion expense	—	—	(38,358)
Effects of minority interest on the US GAAP adjustments (paragraph u)	(17,464,934)	2,602,459	62,069,199

Income (loss) from continuing operations in accordance with US GAAP before cumulative effect of changes in accounting principles and discontinued operations	(1,885,356)	(75,897,871)	72,740,696
Cumulative effect of changes in accounting principles, net of taxes and minority interest	32,654,708	—	(121,054)

Income (loss) from continuing operations in accordance with US GAAP before discontinued operations	30,769,352	(75,897,871)	72,619,642
Income from discontinued operations, net of taxes and minority interest (paragraph s)	478,917	278,043	115,216

Net income (loss) in accordance with US GAAP	31,248,269	(75,619,828)	72,734,858
Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP, net of income tax of ThCh$0	3,065,971	9,173,574	(30,479,392)
Cumulative translation adjustment related to US GAAP adjustments, net of income tax of ThCh$0	(12,575,880)	(6,605,632)	39,978,381

Comprehensive income (loss) in accordance with US GAAP	21,738,360	(73,051,886)	82,233,847

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,444,941,673	1,492,669,040
Reversal of revaluation of Property, plant and equipment (paragraph b):
Property, plant and equipment	(12,254,875)	(10,748,222)
Accumulated depreciation	5,600,811	4,850,788
Deferred income taxes (paragraph c)	(97,231,749)	(40,941,215)
Staff severance indemnities (paragraph d):
Short-term	(161,911)	(64,523)
Long-term	(2,305,261)	(2,287,490)
Pension and post-retirement benefits (paragraph e):
Short-term	(194,798)	(211,023)
Long-term	1,039,781	(442,182)
Investments in related companies (paragraph f)	4,329,102	31,365,625
Goodwill (paragraph g):
Goodwill	25,305,501	21,072,355
Accumulated amortization	2,015,751	3,156,645
Negative goodwill (paragraph h):
h-1: Negative goodwill	406,046,831	352,062,279
h-1 Accumulated amortization of negative goodwill	(313,404,439)	(274,633,097)
h-2: Property, plant and equipment	(611,307,442)	(528,424,852)
h-2: Accumulated depreciation of Property, plant and equipment	113,171,231	106,345,153
Capitalized exchange differences (paragraph i):
Property, plant and equipment	(45,742,441)	(14,932,221)
Accumulated depreciation of Property, plant and equipment	508,145	485,020
Minimum dividend (paragraph k)	—	(23,566,494)
Capitalized general and administrative expenses (paragraph l):
l-1: Property, plant and equipment	(31,826,637)	(30,399,880)
l-1: Accumulated depreciation of Property, plant and equipment	8,977,060	8,036,851
l-2: Other assets	(3,082,713)	(3,932,856)
Involuntary employee termination benefits (paragraph m)	93,627	88,476
Derivative instruments (paragraph p)	191,204,633	(10,018,088)
Reorganization of subsidiaries (paragraph q)	6,130,801	4,751,588
Assets held for sale (paragraph r)	(896,113)	—
Elimination of discontinued operations (paragraph s)	732,011	—
Accounting for asset retirement obligations (paragraph t)	—	(431,624)
Effects of minority interest on the US GAAP adjustments (paragraph u)	(26,950,486)	39,555,393

Shareholders’ equity in accordance with US GAAP	1,064,738,093	1,123,405,446

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The changes in shareholders’ equity in US GAAP as of each year-end are as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with US GAAP – January 1,	1,117,742,952	1,137,556,376	1,064,738,093
Dividends paid during the year	(8,190,994)	(7,786,744)	—
Reversal of dividends payable as of previous balance sheet date	8,229,369	8,020,347	—
Minimum dividend (paragraph k)	(8,020,347)	—	(23,566,494)
Cumulative translation adjustment	(9,509,909)	2,567,942	9,498,989
Reorganization of subsidiaries (paragraph q)	6,057,036	—	—
Net income (loss) in accordance with US GAAP for the year	31,248,269	(75,619,828)	72,734,858

Shareholders’ equity in accordance with US GAAP – December 31,	1,137,556,376	1,064,738,093	1,123,405,446

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

II. Additional Disclosure Requirements:

a) Goodwill and negative goodwill:

The following is an analysis of goodwill and negative goodwill, determined on a Chilean GAAP basis, as of December 31, 2002 and 2003, respectively:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Goodwill	189,043,830	155,297,860
Less: Accumulated amortization	(160,832,710)	(133,144,601)

Goodwill, net	28,211,120	22,153,259

Negative goodwill	406,046,831	352,062,279
Less: Accumulated amortization	(313,404,439)	(274,633,097)

Negative goodwill, net	92,642,392	77,429,182

b) Basic and diluted earnings per share:

	Year ended December 31,
	2001	2002	2003
	Ch$	Ch$	Ch$
Chilean GAAP (loss) earnings per share (1)	8.89	(1.15)	9.53
US GAAP (loss) earnings per share (1):
US GAAP (loss) earnings per share from continuing operations before cumulative effect of changes in accounting principles and discontinued operations	(0.23)	(9.25)	8.87
Cumulative effect of changes in accounting principles	3.98	—	(0.01)
US GAAP (loss) earnings per share before discontinued operations	3.75	(9.25)	8.86
US GAAP (loss) earnings per share from discontinued operations	0.06	0.03	0.01
US GAAP (loss) earnings per share	3.81	(9.22)	8.87
Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755

(1)	There are no requirements to provide earnings per share disclosures under Chilean GAAP. The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities outstanding. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

c) Income taxes:

The (provision) benefit for income taxes (charged)/credited to the results of operations determined in accordance with US GAAP is as follows:

	2001
	Chile	Argentina	Brazil
	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	4,782,803	(3,763,361)	(3,403,271)
Deferred income taxes as determined under Chilean GAAP	(6,437,485)	(356,547)	(7,029)

Total income tax provision under Chilean GAAP	(1,654,682)	(4,119,908)	(3,410,300)
US GAAP adjustments	(5,274,102)	(5,656,987)	650,279
US GAAP reclassifications (1)	403,149	—	—

Total income tax provision under US GAAP	(6,525,635)	(9,776,895)	(2,760,021)

Income tax related to cumulative change in accounting principles	1,829,297	(42,427,573)	—

Total income tax under US GAAP	(4,696,338)	(52,204,468)	(2,760,021)

[Additional columns below]
[Continued from above table, first column(s) repeated]

	2001
	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(8,293,486)	(17,728,634)	(28,405,949)
Deferred income taxes as determined under Chilean GAAP	(5,104,004)	—	(11,905,065)

Total income tax provision under Chilean GAAP.	(13,397,490)	(17,728,634)	(40,311,014)
US GAAP adjustments	(3,701,311)	(2,700,641)	(16,682,762)
US GAAP reclassifications (1)	—	—	403,149

Total income tax provision under US GAAP	(17,098,801)	(20,429,275)	(56,590,627)

Income tax related to cumulative change in accounting principles	(34,151)	(1,172,111)	(41,804,538)

Total income tax under US GAAP	(17,132,952)	(21,601,386)	(98,395,165)

	2002
	Chile	Argentina	Brazil
	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	456,829	(258,986)	(2,606,488)
Deferred income taxes as determined under Chilean GAAP	(13,896,191)	—	—

Total income tax provision under Chilean GAAP.	(13,439,362)	(258,986)	(2,606,488)
US GAAP adjustments:
Deferred tax effect of applying SFAS 109	(2,646,292)	3,108,606	(1,488,608)
Deferred tax effect of adjustment to US GAAP	10,023,227	(8,231,938)	198

Total US GAAP adjustments	7,376,935	(5,123,332)	(1,488,410)

US GAAP reclassifications (1)	296,480	—	—

Total income tax provision under US GAAP	(5,765,947)	(5,382,318)	(4,094,898)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002
	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(12,650,537)	(25,136,255)	(40,195,437)
Deferred income taxes as determined under Chilean GAAP	(18,434,571)	1,191,517	(31,139,245)

Total income tax provision under Chilean GAAP.	(31,085,108)	(23,944,738)	(71,334,682)
US GAAP adjustments:
Deferred tax effect of applying SFAS 109	(18,472,135)	(3,482,585)	(22,981,014)
Deferred tax effect of adjustment to US GAAP	19,823,402	(2,012,270)	19,602,619

Total US GAAP adjustments	1,351,267	(5,494,855)	(3,378,395)

US GAAP reclassifications (1)	—	(11,039,393)	(10,742,913)

Total income tax provision under US GAAP	(29,733,841)	(40,478,986)	(85,455,990)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2003
	Chile	Argentina	Brazil
	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(6,723,662)	—	(2,284,349)
Deferred income taxes as determined under Chilean GAAP	(5,430,348)	33,105,537	—

Total income tax provision under Chilean GAAP	(12,154,010)	33,105,537	(2,284,349)
US GAAP adjustments:
Deferred tax effect of applying SFAS 109	5,870,011	(1,803,964)	5,746,250
Deferred tax effect of adjustment to US GAAP	(1,847,310)	57,146,422	—

Total US GAAP adjustments	4,022,701	55,342,458	5,746,250

US GAAP reclassifications (1)	97,540	—	—

Total income tax provision under US GAAP	(8,033,769)	88,447,995	3,461,901

Income tax related to cumulative change in accounting principles	—	—	—
Total Income tax under US GAAP	(8,033,769)	88,447,995	3,461,901

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(14,646,012)	(26,432,413)	(50,086,436)
Deferred income taxes as determined under Chilean GAAP	(5,239,390)	272,554	22,708,353

Total income tax provision under Chilean GAAP	(19,885,402)	(26,159,859)	(27,378,083)
US GAAP adjustments:
Deferred tax effect of applying SFAS 109	5,488,257	—	15,300,554
Deferred tax effect of adjustment to US GAAP	(18,791,041)	(60,191)	36,447,880

Total US GAAP adjustments	(13,302,784)	(60,191)	51,748,434

US GAAP reclassifications (1)	—	—	97,540

Total income tax provision under US GAAP	(33,188,186)	(26,220,050)	24,467,891

Income tax related to cumulative change in accounting principles	131,640	—	131,640
Total Income tax under US GAAP	(33,056,546)	(26,220,050)	24,559,531

(1) US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes, and are composed of the following items:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Income tax on discontinued operations	403,149	296,480	97,540
Colombia State Security Tax recorded as extraordinary loss under Chilean GAAP	—	(11,039,393)	—

Net income (charge)/credit	403,149	(10,742,913)	97,540

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Deferred tax assets and liabilities in accordance with US GAAP as of each balance sheet date are as follows:

	2002		2003
	ThCh$	ThCh$	ThCh$	ThCh$
	Short-term	Long-term	Short-term	Long-term
Deferred income tax assets
Property, plant and equipment	—	27,616,347	—	142,538,127
Severance indemnities	—	419,419	—	368,875
Prepaid income	100,963	1,383,656	42,276	1,070,102
Finance costs	—	118,204	—	—
Derivative contracts	—	—	—	1,300,931
Vacation accrual	327,336	—	352,168	—
Tax losses (1)	—	61,626,381	—	74,428,141
Contingencies	2,352,011	1,378	1,304,390	—
Forward contracts and swaps	354,326	236,516	—	305,207
Leasing receivables	—	2,324,725	—	—
Allowance for doubtful accounts	—	49,608	37,154	49,334
Salaries for constrution-in-progress	—	9,605,349	—	—
Provision for employee obligations	—	920,309	—	1,031,431
Other	194,458	1,179,853	501,167	2,411,279
Valuation allowance	—	(4,450,256)	—	(5,956,825)

Total deferred income tax assets	3,329,094	101,031,489	2,237,155	217,546,602
Deferred income tax liabilities
Property, plant and equipment	(34,247)	(162,433,797)	(32,065)	(261,519,431)
Severance indemnities	—	(334,864)	—	(524,885)
Finance costs	—	(13,893,414)	—	(10,638,763)
Derivative contracts	—	(69,931,365)	(965,095)	—
Capitalized interest on construction	—	(4,912,067)	—	(4,550,251)
Capitalized cost of studies	—	(8,052,280)	—	(7,980,878)
Capitalized spare parts used	—	(1,097,152)	—	(3,716,538)
Bonds discount	—	(236,988)	—	(567,008)
El Chocón investments	—	(2,926,769)	—	(2,725,964)
Other	—	(1,001,116)	—	(566,704)

Total deferred income tax liabilities	(34,247)	(264,819,812)	(997,160)	(292,790,422)

Net deferred tax balance	3,294,847	(163,788,323)	1,239,995	(75,243,820)

(1)	Accumulated tax losses by country as of December 31, 2003, are as follows:

	December 31, 2003
	Amount	Year of expiration
	ThCh$
Chile	177,622,296	Do not expire
Argentina (1)	100,020,081	2007
Colombia (1)	70,611,333	2007

Total	348,253,710

     (1) All tax losses were created in 2002 and all of them expire in 2007.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

     Tax losses applied against taxable income in the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Chile	20,661,658	27,088,432	79,644,268
Argentina	11,899	—	322,151
Colombia	—	—	367,424,729

Total	20,673,557	27,088,432	447,391,148

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	2001
	Chile	Argentina	Peru
	ThCh$	ThCh$	ThCh$
Statutory US GAAP (15%)	(12,166,783)	(23,198,627)	(7,834,306)
Effect of difference in foreign tax rates	—	(30,931,502)	(7,834,306)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(8,230,472)	476,112	477,541
Non-deductible items	23,116,931	47,051,411	3,227,044
Non-taxable items	—	—	(5,134,774)
Other	—	(3,174,289)	—
Effects of rate change	(9,648,460)	—	—
US GAAP reclassifications (1)	403,149	—	—

Total income tax provision under US GAAP	(6,525,635)	(5,656,985)	(17,098,801)

Income tax related to cumulative change in accounting principles	1,829,297	(42,427,573)	(34,151)

Total income tax under US GAAP	(4,696,338)	(52,204,468)	(17,132,952)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001
	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$
Statutory US GAAP (15%)	(2,327,783)	(3,474,328)	(49,001,827)
Effect of difference in foreign tax rates	(3,103,710)	(4,632,438)	(46,501,956)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	1,166,548	(15,126,317)	(21,236,588)
Non-deductible items	(241,291)	2,803,808	75,957,903
Non-taxable items	1,746,215	—	(3,388,559)
Other	—	—	(3,174,289)
Effects of rate change	—	—	(9,648,460)
US GAAP reclassifications (1)	—	—	403,149

Total income tax provision under US GAAP	(2,760,021)	(20,429,275)	(56,590,627)

Income tax related to cumulative change in accounting principles	—	(1,172,111)	(41,804,538)

Total income tax under US GAAP	(2,760,021)	(21,601,386)	(98,395,165)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2002
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (16%)	(5,709,350)	(4,172,766)	(8,006,143)	21,435,982	(18,261,924)	(14,714,201)
Effect of difference in foreign tax rates	—	(4,955,159)	(8,756,719)	(1,642,416)	(6,601,163)	(21,955,457)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(6,294,937)	—	—	—	(672,329)	(6,967,266)
Non-deductible items	2,977,964	14,293,118	(7,474,501)	—	1,278,318	11,074,899
Non-taxable items	1,281,471	(10,855,521)	(7,031,874)	(23,888,464)	(3,734,679)	(44,229,067)
Prior years’ income tax	—	—	—	—	514,748	514,748
Others	1,682,425	308,010	1,535,396	—	(1,962,564)	1,563,267
US GAAP reclassifications (1)	296,480	—	—	—	(11,039,393)	(10,742,913)

Total income tax provision under US GAAP	(5,765,947)	(5,382,318)	(29,733,841)	(4,094,898)	(40,478,986)	(85,455,990)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2003
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (16.5%)	(38,720,416)	22,967,832	(8,967,051)	(1,091,856)	(4,797,571)	(30,609,062)
Effect of difference in foreign tax rates	—	25,751,811	(9,238,779)	4,553,757	(6,396,762)	14,670,027
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	7,822,643	—	—	—	(146,194)	7,676,449
Non-deductible items	(12,479,759)	(2,310,618)	(18,659,498)	—	(21,329,468)	(54,779,343)
Non-taxable items	21,941,298	—	5,162,000	—	11,367,663	38,470,961
Prior years’ income tax	14,518,514	42,364,101	—	—	—	56,882,615
Other	(1,213,589)	(325,131)	(1,484,858)	—	(4,917,718)	(7,941,296)
US GAAP reclassifications (1)	97,540	—	—	—	—	97,540

Tax benefit (expense) at effective tax rate	(8,033,769)	88,447,995	(33,188,186)	3,461,901	(26,220,050)	24,467,891

Income tax related to cumulative change in accounting principles	—	—	131,640	—	—	131,640

Total income tax under US GAAP	(8,033,769)	88,447,995	(33,056,546)	3,461,901	(26,220,050)	24,599,531

(1) US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes, and are composed of the following items:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Income tax on discontinued operations	403,149	296,480	97,540
Colombia State Security Tax recorded as extraordinary loss under Chilean GAAP	—	(11,039,393)	—

Net income (charge)/credit	403,149	(10,742,913)	97,540

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

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

•	Public works and concessions

Revenue is recognized as services are provided.

A summary of activities presented in accordance with Chilean GAAP by geographic area is as follows:

	Revenues			Long-lived assets
	Year ended December 31,			As of December 31,
	2001	2002	2003	2001	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	425,217,491	447,893,989	458,360,164	2,293,122,359	2,216,875,650	1,845,361,068
Argentina	230,260,248	99,136,695	102,536,480	737,243,424	703,818,667	545,445,047
Brazil	67,939,485	51,918,302	30,792,093	533,194,386	486,330,583	381,436,930
Colombia	222,512,563	229,786,319	216,853,979	1,577,592,578	1,755,914,678	1,464,479,695
Peru	109,802,326	118,744,838	111,738,682	751,890,713	785,017,312	631,474,511

Total	1,055,732,113	947,480,143	920,281,398	5,893,043,460	5,947,956,890	4,868,197,251

e)	Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customer accounted for more than 10% of revenues for the years ending December 31, 2001, 2002 and 2003.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

f)	Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

As of December 31,
2003
ThCh$
2004	301,484,300
2005	138,535,578
2006	329,965,302
2007	208,554,397
2008	349,929,414
Thereafter	1,158,230,684

Total	2,486,699,675

g)	Disclosure regarding interest capitalization under US GAAP:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest cost incurred	261,938,794	220,328,590	204,136,170
Interest capitalized	10,811,838	35,525,782	8,424,000

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)	Cash flow information

The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flows under US GAAP as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$ Restated (see Note 2 r)	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	259,262,732	355,730,731	280,072,307
Development stage companies	59,201	(25,736)	104,999

Cash provided by operating activities under US GAAP	259,321,933	355,704,995	280,177,306

Cash used in financing activities under Chilean GAAP and US GAAP	(195,692,660)	(221,161,631)	(320,914,687)

Cash provided by (used in) investing activities under Chilean GAAP	(2,612,915)	(114,522,729)	111,617,036
Development stage companies	(27,931)	—	—

Cash provided by (used in) investing activities under US GAAP	(2,640,846)	(114,522,729)	111,617,036

Cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Cash	5,074,480	7,525,362	5,508,484
Time and legal deposits	89,841,562	116,568,272	156,946,516
Marketable securities	—	—	1,191,678

Total cash and cash equivalents under Chilean GAAP	94,916,042	124,093,634	163,646,678

Cash and cash equivalents held by development stage companies	70,049	44,313	149,312

Total cash and cash equivalents under US GAAP	94,986,091	124,137,947	163,795,990

Additional disclosures required under US GAAP are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest paid during the year	214,806,249	199,964,127	197,469,560
Income taxes paid during the year	69,206,295	108,950,436	100,346,126

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

i)	Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and 2003 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits and marketable securities

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

•	Long-term accounts receivable

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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The estimated fair values of the Company’s financial instruments compared to US GAAP carrying amounts are as follows:

	As of December 31,
	2002		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	7,525,362	7,525,362	5,508,484	5,508,484
Time deposits	90,971,901	90,971,901	155,197,683	155,197,683
Marketable securities	4,870	4,870	1,191,678	1,191,678
Current receivables, net	89,137,085	89,137,085	99,528,830	99,528,830
Notes receivables, net	1,020,556	1,020,556	1,121,413	1,121,413
Other receivables, net	18,101,711	18,101,711	50,949,586	50,949,586
Amounts due from related companies	221,699,398	221,699,398	46,198,865	46,198,865
Long term receivables	19,349,010	19,349,010	16,676,098	16,676,098
Long term amounts due from related companies	907,111	907,111	128,779,149	128,779,149
Derivative contracts	232,943,028	232,943,028	47,465,595	47,465,595
Accounts payable	(67,353,521)	(67,353,521)	(58,558,498)	(58,558,498)
Dividends payable	(734,540)	(734,540)	(935,198)	(935,198)
Short term amounts payables to related companies	(52,758,148)	(52,758,148)	(123,575,972)	(123,575,972)
Debt, notes payable and bonds payable	(3,204,222,702)	(3,248,925,001)	(2,422,569,275)	(2,569,568,238)
Long term accounts payable to related companies	(49,150,295)	(49,150,295)	(84,320)	(84,320)
Derivative contracts	(16,559,911)	(16,559,911)	(57,687,327)	(57,687,327)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

j)	Derivative instruments

The Company is exposed to the impact of market fluctuations in the price of electricity, natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates. The Company has policies and procedures in place to manage the risks associated with these market fluctuations on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives. The Company does not have the appropriate hedge documentation in place, as mandated by SFAS 133, to designate derivative contracts as cash flow hedges or as fair value hedges, therefore, all derivative contracts that do not qualify under the normal purchase and sale exemption are accounted at fair value with changes in fair value recognized in earnings, with the exception of net investment hedges.

The Company has a number of contracts denominated in US dollars or with indexation features linked to the US dollar. According to SFAS 133, a contract with payments not expressed in the local or functional currency of any substantial party to the contract may be excluded from the normal purchase and sale exception or may be considered to have an embedded derivative that requires bifurcation. For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in paragraph I (p), thus the functional currency of these subsidiaries was considered to be the US dollar as these subsidiaries’ financial statements were re-measured into US dollars because they are foreign subsidiaries that operate in countries exposed to significant risks as determined under BT 64.

The following is a summary of the Company’s adjustments in consolidated companies to other assets and liabilities related to the fair values for all identified derivative contracts as of December 31, 2002 and 2003.

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Commodity derivatives - assets	220,658,802	35,876,702
Commodity derivatives - liabilities	—	(41,540,058)
Embedded derivatives - assets	812,915	7,539,547
Embedded derivatives - liabilities	(13,144,867)	(8,972,097)
Financial derivatives - assets	(13,707,173)	4,049,346
Financial derivatives - liabilities	(3,415,044)	(6,971,528)

Total derivative adjustment (paragraph I p)	191,204,633	(10,018,088)
Effects of minority interest (paragraph I u)	(71,524,583)	770,410
Deferred tax effects (paragraph I c)	(72,376,420)	1,300,931

Net effect of adjustment	47,303,630	(7,946,747)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Commodity derivatives

The Company has generation and distribution commodity contracts that meet the definition of a derivative under SFAS 133 and are required to be accounted for at fair value. These derivative contracts were evaluated for qualification under the normal purchase and sale exception. A number of contracts could not qualify under such exemption because they had prices tied to an unrelated underlying such as a local and/or foreign inflationary index.

The Company has commodity contracts that are unique, due to their long-term nature and complexity. In establishing the fair value of contracts management makes assumptions using available market data and pricing models. Factors such as commodity price risk and credit risk of counter-parties are also included in the fair value calculation. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs, and others. These inputs become more difficult to predict and the estimates are less precise, the further out in time these estimates are made. As a result, fair values are highly sensitive to the assumptions being used.

The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets. In order to calculate the fair values of the electricity purchase and sale contracts related to this interconnection business, the Argentine electricity forward prices were used as a benchmark for all contracts included in this portfolio. The Company considers the Argentine prices to be the correct benchmark to calculate the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian spot or forward market to any parties other than those currently contracted. Therefore the Company views the interconnection as an extension of the Argentine market. Such values are included in the reconciliation to US GAAP in paragraph I (w).

Embedded Derivative Contracts

The Company enters into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2002 and 2003 corresponded to foreign currency and indexation features embedded in leases and service type contracts.

Financial Derivatives

Changes in interest rates expose the Company to risk as a result of its portfolio of fixed-rate and variable-rate debt. The Company manages interest rate risk exposure on a global basis by limiting its variable-rate and fixed-rate exposures to certain variable/fixed mixes set by the risk management policy. The Company manages interest rate risk through the use of interest rate swaps, collars and cross-currency swaps.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Net Investment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated partially as a substantial portion of the Company’s revenue is either directly or indirectly linked to the US dollar. Additionally, the Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. The accounting treatment for such operations is the same under Chilean GAAP and US GAAP (see Note 10 (e) and Note 20 (e)(1) for further detail). The changes in the cumulative translation adjustment are presented net of foreign currency gains or losses of debt designated as hedges of foreign net investments. Gains and (losses) related to debt designated as hedges of ThCh$ (112,580,768), ThCh$ (73,383,562) and ThCh$ 101,002,461 were included in the cumulative translation adjustment for the years ended December 31, 2001, 2002 and 2003.

The Company also uses short duration forward foreign currency contracts, swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

k) Reclassifications under US GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP. Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income under US GAAP. Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under US GAAP. Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with US GAAP. Income from discontinued operations would be presented after income from continuing operations under US GAAP.

Additionally, the extraordinary loss recognized under Chilean GAAP in 2002 would be reclassified to income taxes as the Colombian democracy tax does not meet the definition of extraordinary in accordance with US GAAP. Under Chilean GAAP a company is permitted to classify as extraordinary any items that are considered unusual in their nature or infrequent in occurrence. US GAAP is much more stringent than Chilean GAAP in allowing items to be considered extraordinary and the extraordinary loss recognized under Chilean GAAP in 2002 would be reclassified to income taxes as the Colombian democracy tax does not meet the definition of extraordinary in accordance with US GAAP.

In 2001, the gain from the repurchase of the Yankee bonds by the Company was included in non-operating income under Chilean GAAP. Under US GAAP, SFAS 4, Reporting Gains and Losses from Extinguishment of Debt (“SFAS 4”), required that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. Therefore, in 2001 the gain had been recorded under US GAAP as an extraordinary gain, net of income taxes. However, in April 2002, SFAS 4 was rescinded by SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”), which requires any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the general criteria in US GAAP for classification as an extraordinary item be reclassified into income from continuing operations. The Company adopted SFAS 145 as of December 31, 2002, and this difference in 2001 between Chilean and US GAAP has now appropriately been eliminated in the 2002 and 2003 presentation.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(i)	The most significant reclassifications from other operating income under Chilean GAAP to operating income under US GAAP are presented as follow:

	Years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Other operating income under Chilean GAAP	56,375,185	103,509,288	44,573,304
Gain on sale of fixed assets	5,390,717	2,614,687	1,660,252
Energy and power settlement	6,552,026	12,621,854	2,414,983
Incorporation of fourth line Camahue	415,466	340,825	—
Indemnities and commissions	—	642,526	2,284,552
Generator security foundation	—	2,143,232	—
Price adjustment on sales of Transelec shares	3,194,957	—	—
Recovery of expenses and clients’ portfolio	—	—	11,653,011
Gains on service and other contracts	—	—	955,086
Gains on sales of other assets	—	—	4,982

Total reclassifications	15,553,166	18,363,124	18,972,866

Total other operating income as classified under US GAAP but calculated in accordance with Chilean GAAP	40,822,019	85,146,164	25,600,438

(ii)	The most significant reclassifications from other operating expenses under Chilean GAAP to operating expenses under US GAAP are presented as follow:

	Years ended December 31,
	2001	2002	2003
Other operating expenses under Chilean GAAP	59,085,663	117,738,968	60,062,123
Loss on sale of fixed assets	635,781	1,899,776	7,675,879
Retirement benefits and severance indemnities	793,099	1,531,708	1,252,100
Board of directors compensation	229,003	219,494	241,941
Contingencies and litigation	4,872,161	12,206,892	6,469,786
Intangible amortization and other deferred expenses	403,259	1,446,722	—
Energy and power settlement	9,206,006	17,621,748	2,676,757
Write-off Los Pelambres	1,296,782	—	—
Indemnity Unelco	521,846	—	—
Turbine relocation	481,376	—	—
Recalculation of pension liabilities	—	—	583,751
Costs of sales of materials and fixed assets	—	—	417,349
Loss on sales of other assets	—	—	404,469
Provision for obsolescence of work-in-progress	—	46,775,052	—
Provision for obsolescence of fixed assets	—	—	10,453,663
Provision for obsolescence of inventory	—	—	366,654

Total reclassifications	18,439,313	81,701,392	30,542,349

Total other operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP	40,646,350	36,037,576	29,519,774

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(iii)	The income statement reclassifications under Chilean GAAP to US GAAP presentation are as follows:

	Year ended December 31, 2001
	Income
	Statement	Amortization		Non-
	under Chilean	of negative	Amortization	operating
	GAAP	goodwill	of goodwill	income (1)
	ThCh$	ThCh$	ThCh$	ThCh$
Sales	1,055,732,113	—	—	—
Other operating income	—	—	—	15,553,166
Costs of sales	(669,233,875)	46,370,207	—	—

Gross profit	386,498,238	—	—	—

Administrative and selling expenses	(35,043,324)	—	(8,351,188)	—

Operating income	351,454,914	—	—	—

Non-operating income and expenses, net	(250,276,481)	—	8,351,188	(15,553,166)
Income taxes	(40,311,014)	—	—	—
Minority interest	(34,356,009)	—	—	—
Equity participation in income of related companies, net	—	—	—	—
Amortization of negative goodwill	46,370,207	(46,370,207)	—	—

Income from continuing operations	72,881,617	—	—	—

Income from discontinued operations	—	—	—	—

Net income	72,881,617	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31, 2001
				Income
				Statement
	Non-			presented
	operating	Equity	Discontinued	under US
	expenses (2)	investees	operations	GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Sales	—	—	(20,351,624)	1,035,380,489
Other operating income	—	—	—	15,553,166
Costs of sales	—	—	10,562,356	(612,301,312)

Gross profit	—	—	—	438,632,343

Administrative and selling expenses	(18,439,313)	—	(1,304,346)	(60,529,479)

Operating income	—	—	—	378,102,864

Non-operating income and expenses, net	18,439,313	10,024,084	7,073,841	(221,941,221)
Income taxes	—	—	403,149	(39,907,865)
Minority interest	—	—	404,192	(33,951,817)
Equity participation in income of related companies, net	—	(10,024,084)	—	(10,024,084)
Amortization of negative goodwill	—	—	—	—

Income from continuing operations	—	—	(603,740)	72,277,877

Income from discontinued operations	—	—	603,740	603,740

Net income	—	—	—	72,881,617

(1) For details see Note 34 II k) (i)

(2) For details see Note 34 II k) (ii)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Year ended December 31, 2002
	Income
	Statement
	under	Amortization		Non-	Non-
	Chilean	of negative	Amortization	operating	operating
	GAAP	goodwill	of goodwill	income (1)	expenses (2)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales	947,480,143	—	—	—	—
Other operating income	—	—	—	18,363,124	—
Costs of sales	(561,141,752)	86,777,337	—	—	—

Gross profit	386,338,391	—	—	—	—

Administrative and selling expenses	(36,651,655)	—	(109,647,318)	—	(81,701,392)

Operating income	349,686,736	—	—	—	—

Non-operating income and expenses, net	(316,559,168)	—	109,647,318	(18,363,124)	81,701,392
Income taxes	(71,334,682)	—	—	—	—
Extraordinary items	(11,039,393)	—	—	—	—
Minority interest	(46,943,077)	—	—	—	—
Equity participation in income of related companies, net	—	—	—	—	—
Amortization of negative goodwill	86,777,337	(86,777,337)	—	—	—

Income from continuing operations	(9,412,247)	—	—	—	—

Income from discontinued operations	—	—	—	—	—

Net income	(9,412,247)	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31, 2002
				Income
				Statement
		Extra-		presented
	Equity	ordinary	Discontinued	under US
	investees	items	operations	GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Sales	—	—	(20,404,026)	927,076,117
Other operating income	—	—	—	18,363,124
Costs of sales	—	—	10,793,360	(463,571,055)

Gross profit	—	—	(9,610,666)	481,868,186

Administrative and selling expenses	—	—	1,322,734	(226,677,631)

Operating income	—	—	(8,287,932)	255,190,555

Non-operating income and expenses, net	(8,656,202)	—	7,576,012	(144,653,772)
Income taxes	—	(11,039,393)	296,480	(82,077,595)
Extraordinary items	—	11,039,393	—	—
Minority interest	—	—	165,184	(46,777,893)
Equity participation in income of related companies, net	8,656,202	—	—	8,656,202
Amortization of negative goodwill	—	—	—	—

Income from continuing operations	—	—	(250,256)	(9,662,503)

Income from discontinued operations	—	—	250,256	250,256

Net income	—	—	—	(9,412,247)

(1) For details see Note 34 II k) (i)

(2) For details see Note 34 II k) (ii)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Year ended December 31, 2003
	Income
	Statement
	under	Amortization		Non-
	Chilean	of negative	Amortization	operating
	GAAP	goodwill	of goodwill	income (1)
	ThCh$	ThCh$	ThCh$	ThCh$
Sales	920,281,398	—	—	—
Other operating income	—	—	—	18,972,866
Costs of sales	(550,446,696)	15,589,551	—	—

Gross profit	369,834,702	—	—	—

Administrative and selling expenses	(31,323,805)	—	(1,543,104)	—

Operating income	338,510,897	—	—	—

Non-operating income and expenses, net	(179,005,009)	—	1,543,104	(18,972,866)
Income taxes	(27,378,083)	—	—	—
Minority interest	(69,586,444)	—	—	—
Equity participation in income of related companies, net	—	—	—	—
Amortization of negative goodwill	15,589,551	(15,589,551)	—	—

Income from continuing operations	78,130,912	—	—	—

Income from discontinued operations	—	—	—	—

Net income	78,130,912	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31, 2003
				Income
				Statement
	Non-			presented
	operating	Equity	Discontinued	under US
	expenses (2)	investees	operations	GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Sales	—	—	—	920,281,398
Other operating income	—	—	—	18,972,866
Costs of sales	—	—	—	(534,857,145)

Gross profit	—	—	—	404,397,119

Administrative and selling expenses	(30,542,349)	—	—	(63,409,258)

Operating income	—	—	—	340,987,861

Non-operating income and expenses, net	30,542,349	(17,369,712)	(591,154)	(183,853,288)
Income taxes	—	—	97,540	(27,280,543)
Minority interest	—	—	—	(69,586,444)
Equity participation in income of related companies, net	—	17,369,712	—	17,369,712
Amortization of negative goodwill	—	—	—	—

Income from continuing operations	—	—	—	77,637,298

Income from discontinued operations	—	—	493,614	493,614

Net income	—	—	—	78,130,912

(1)   For details see Note 34 II K)(i)

(2)   For details see Note 34(II)K(ii)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(iv)	The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Sales	1,035,434,218	927,456,440	920,796,891
Other operating income	15,553,166	18,363,124	18,972,866
Costs of sales	(630,235,305)	(501,820,921)	(718,764,505)
Administrative and selling expenses	(63,639,673)	(252,434,147)	(64,536,592)

Operating income	357,112,406	191,564,496	156,468,660

Non-operating income and expenses, net	(235,248,633)	(167,556,689)	(145,871,932)
Income taxes	(56,590,627)	(85,455,990)	24,467,891
Minority interest	(51,416,751)	(44,175,434)	(7,517,245)
Equity participation in income of related companies, net	(15,741,751)	29,725,746	45,193,322

Income from continuing operations	(1,885,356)	(75,897,871)	72,740,696
Cumulative effect of change in accounting principle	32,654,708	—	(121,054)
Income from discontinued operations	478,917	278,043	115,216

Net income	31,248,269	(75,619,828)	72,734,858

Other comprehensive income (loss):
Cumulative translation adjustment	(9,509,909)	2,567,942	9,498,989

Comprehensive income (loss)	21,738,360	(73,051,886)	82,233,847

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(v)	Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under US GAAP. Debt discounts are included in other assets in Chilean GAAP while the discount would be offset against the debt under US GAAP. The amounts receivable and payable related to financial derivatives have been recorded in the balance sheet at their gross amounts, whereas, these amounts would have been recorded at their net amounts by financial institution under US GAAP, provided the contracts have net settlement provisions. Negative goodwill would be presented as a deduction to property, plant, and equipment instead of a separate line-item in other assets. Investments in companies in the development stage would be consolidated under US GAAP, as opposed to being presented as equity method investees, under Chile GAAP. As of December 31, 2002, the non current assets and long-term liabilities of the assets held for sale would be reclassified to current assets and current liabilities, respectively. The assets held for sale were Infrastructura 2000, Central Canutillar, and the CELTA transmission lines, all of which met asset held for sale criteria as of December 31, 2002. As a result of the refinancing after December 31, 2002 but prior to the issuance of the financial statements, a reclassification of ThCh$ 208,129,457 from current to long-term debt due to banks and financial institutions reflects the renegotiated maturity dates as of December 31, 2002.

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Current assets	864,170,545	392,231,238
Property, plant, and equipment	7,460,311,575	6,661,118,210
Accumulated depreciation of property, plant and equipment	(2,618,552,323)	(2,453,169,347)

Property, plant, and equipment, net	4,841,759,252	4,207,948,863

Goodwill	214,349,331	176,370,215
Accumulated amortization of goodwill	(158,816,959)	(129,987,956)

Goodwill, net	55,532,372	46,382,259

Other assets	559,091,279	508,193,553

Total assets	6,320,553,448	5,154,755,913

Current liabilities	1,016,942,497	488,255,697
Long-term liabilities	2,698,708,829	2,364,907,153
Minority interest	1,540,164,029	1,178,187,617
Shareholders’ equity	1,064,738,093	1,123,405,446

Total liabilities and shareholders’ equity	6,320,553,448	5,154,755,913

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

l)  Employee Benefit Plans

Endesa-Chile and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (p), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the year ended December 31, 2001 and an assumed discount rate of 6.0% for the years ended December 31, 2002 and 2003, and an estimated average service period based on the years of services for the Company.

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

The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under US GAAP pension and post-retirement employee

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

benefits have been accounted for in accordance with SFAS 87 and SFAS 106, with inclusion of prior-period amounts in current years income as the amounts are not considered significant to the overall financial statement presentation. The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph I (v), above. The following data are presented in accordance with US GAAP for the Company’s post-retirement benefit plans.

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Changes in benefit (obligations)	ThCh$	ThCh$	ThCh$	ThCh$
Obligations as of January 1	(16,457,068)	(16,742,595)	(2,724,740)	(8,302,802)
Foreign exchange effect	1,446,032	2,882,340	—	546,929
Net periodic expense	(3,166,148)	(4,634,144)	(6,421,503)	(1,315,259)
Benefits paid	1,434,589	1,398,677	843,441	1,179,865
Company contributions	—	—	—	—

Obligations as of December 31	(16,742,595)	(17,095,722)	(8,302,802)	(7,891,267)

Funded Status of the Plans
Projected Benefit Obligation	(16,742,595)	(17,095,722)	(8,302,802)	(7,891,267)
Fair value of plan assets	—	—	—	—

Funded status	(16,742,595)	(17,095,722)	(8,302,802)	(7,891,267)
Unrecognized prior service obligation	—	—	971,466	485,975
Unrecognized net loss	849,966	437,254	104,229	53,923

Net liability recorded under US GAAP	(15,892,629)	(16,658,468)	(7,227,107)	(7,351,369)

	Pension Benefits			Other Benefits
	2001	2002	2003	2001	2002	2003
Assumptions as of December 31	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Weighted-average discount rate	15.5%	13.5%	12.7%	9.5%	9.2%	8.7%
Weighted-average salary increase	10.2%	8.3%	7.5%	N/A	N/A	N/A
Weighted-average return on plan assets	—	—	—	—	—	—
Components of net periodic
Benefits expenses
Service cost	(611,793)	(162,955)	(120,870)	319,625	(5,734,031)	(72,527)
Interest cost	(4,343,558)	(2,221,454)	(1,775,737)	(466,900)	(243,640)	(390,255)
Expected return on assets		—	—	—	—	—
Amortization gain (loss)	2,451,335	(781,739)	(2,737,537)	—	—	(351,347)
Amortization of prior service obligation	—	—	—	(427,029)	(443,832)	(501,130)

Net periodic expenses	(2,504,016)	(3,166,148)	(4,634,144)	(574,304)	(6,421,503)	(1,315,259)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following is a schedule of the estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2003
ThCh$
2004	75,306
2005	77,351
2006	79,329
2007	81,367
2008	83,465

Total	396,818

m) Comprehensive income (loss)

In accordance with US GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders’ equity.

The following represents accumulated other comprehensive income balances as of December 31, 2001, 2002 and 2003 (in thousands of constant Chilean pesos as of December 31, 2003).

	2001
		Effect of US GAAP
	Chilean GAAP	adjustments on	Accumulated
	cumulative	cumulative	Other
	translation	translation	Comprehensive
	adjustment	adjustment	Income (Loss)
Beginning balance	4,178,978	(11,424,343)	(7,245,365)
Credit (charge) for the period	3,065,971	(12,575,880)	(9,509,909)

Ending balance	7,244,949	(24,000,223)	(16,755,274)

	2002
		Effect of US GAAP
	Chilean GAAP	adjustments on	Accumulated
	cumulative	cumulative	Other
	translation	translation	Comprehensive
	adjustment	adjustment	Income (Loss)
Beginning balance	7,244,949	(24,000,223)	(16,755,274)
Credit (charge) for the period	9,173,574	(6,605,632)	2,567,942

Ending balance	16,418,523	(30,605,855)	(14,187,332)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2003
		Effect of US GAAP
	Chilean GAAP	adjustments on	Accumulated
	cumulative	cumulative	Other
	translation	translation	Comprehensive
	adjustment	adjustment	Income (Loss)
Beginning balance	16,418,523	(30,605,855)	(14,187,332)
Credit (charge) for the period	(30,479,392)	39,978,381	9,498,989

Ending balance	(14,060,869)	9,372,526	(4,688,343)

n) Discontinued operations

In October of 2001, the FASB issued SFAS 144, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. The application of this statement resulted in the classification, and separate financial presentation of certain entities as discontinued operations, the results of which are not included in continuing operations. There was no impairment of assets related to discontinued operations, as their fair value exceeded their carrying value. Fair values used in these calculations have been determined by using the estimated sales prices.

In 2002 the Company committed plans to dispose the 60% equity participation it held in the consolidated subsidiary Infraestructura 2000 S.A. It was accounted for as discontinued operations in accordance with SFAS 144 and, accordingly, amounts in reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued operations accounting.

The major classes of discontinued consolidated assets, consolidated liabilities and minority interest included in the Chilean GAAP Endesa-Chile consolidated Balance Sheet as of December 31, 2002 are as follows:

As of December 31,
2002
ThCh$
Assets:
Cash	191,966
Accounts receivable, net	14,917,106
Other current assets	35,708,670
Property, plant and equipment, net	170,181,293
Intangibles	34,764
Other assets	18,236,278

Total assets of discontinued operations	239,270,077

Liabilities:
Current liabilities	74,919,888
Long term liabilities	98,127,832
Income taxes payable (including deferred)	843,429
Minority interest	736,427

Total liabilities and minority interest of discontinued operations	174,627,576

Infraestructura 2000 S.A. was sold in June 2003.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The major classes of consolidated revenues and expenses related to Infraestructura 2000 S.A. included in the Chilean GAAP Endesa-Chile consolidated Income Statement are as follows:

	Year Ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Sales	20,150,123	20,202,007	—
Costs of sales	(10,457,778)	(9,961,732)	—

Gross profit	9,692,345	10,240,275	—
Administrative and selling expenses	(1,291,432)	(1,309,638)	—

Operating income	8,400,913	8,930,637	—

Non operating (loss) income (1)	(7,003,803)	(7,501,002)	591,154

Income before taxes and minority interest.	1,397,110	1,429,635	591,154

Income tax (1)	(605,137)	(972,455)	(97,540)
Minority interest	(317,798)	(181,890)	—

Net income for the year	474,175	275,290	493,614

(1)	Infraestructura 2000 S.A. was sold in June 2003. Under Chilean GAAP Infraestructura 2000 S.A. was not consolidated as of January 1, 2003. The non-operating income of ThCh$591,154 recorded under Chilean GAAP represents the gain recorded on the sale and the net result from operations of Infraestructura 2000 S.A. from January 1, 2003 to the date of sale.

o)	Intangible assets

The Company’s intangible assets were ThCh$ 32,330,456 and ThCh$ 28,259,184 and related accumulated amortization was ThCh$ 5,402,732 and ThCh$ 7,321,147 as of December 31, 2002 and 2003, respectively. All of the Company’s intangible assets are subject to amortization and there is no difference between Chilean and US GAAP in their basis. The Company expects to amortize approximately ThCh$ 5,599,640, ThCh$ 5,125,859, ThCh$ 4,050,173, ThCh$ 2,037,596 and ThCh$ 1,652,146 of intangible assets in 2004, 2005, 2006, 2007 and 2008, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

p) Investments in related companies

The following tables show combined summarized financial information prepared in accordance with Chilean GAAP of the related companies accounted for using the equity method for the purpose of complying with disclosure requirement for significant equity investees. All amounts are in thousands of constant Chilean pesos of December 31, 2003 purchasing power.

The condensed information shown here has been combined from Compañia de Interconexión Energética S.A., Comercializadora de Energía del Mercosur S.A., Gas Atacama Generación Ltda., Gasoducto Atacama Argentina Ltda. and Gasoducto Atacama Chile Ltda. individual financial statements prepared in accordance with Chilean GAAP for the years ended December 31, 2001 and 2002. In 2003 a new equity method investee, Inversiones Gas Atacama Holding Limitada was created and shares of the last three companies were given to it as a contribution in kind (see note 10 (d)). Thus the information as of and for the year ended December 31, 2003 was combined from Compañia de Interconexión Energética S.A., Comercializadora de Energía del Mercosur S.A. and Inversiones Gas Atacama Holding Limitada. For the overall effect on the financial statements of Endesa-Chile of the application of US GAAP to the financial statements of these companies, see paragraph I (w) above.

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Current assets	115,505,643	157,658,292	166,383,452
Non-current assets	899,437,945	954,319,030	814,385,879

Total assets	1,014,943,588	1,111,977,322	980,769,331

Current liabilities	91,579,378	141,531,381	340,748,240
Non-current liabilities	619,597,727	650,250,135	345,317,976

Total liabilities	711,177,105	791,781,516	686,066,216

Net sales	191,070,522	273,194,513	238,215,319

Gross profit	15,650,898	73,490,096	94,706,009

Net income (loss)	(23,016,215)	14,578,425	25,639,350

Endesa-Chile’s participation in net income	(10,741,965)	6,576,692	11,513,941

No discontinued operations are included in equity method investees.

The Company is required to present separately the Chilean GAAP audited financial statements together with a reconciliation to US GAAP of Compañia de Interconexión Energética S.A. and Comercializadora de Energía del Mercosur S.A. as of December 31, 2002 and 2003 and for the years then ended as these companies met the definition of a significant subsidiary under Rule 1-02(w) of Regulation S-X as of December 31, 2002 and 2003. Those financial statements also include comparative unaudited financial statements for the year ended December 31, 2001.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

q) Restrictions which limit the payment of dividends by the registrant

As stated in Note 28, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Endesa-Chile’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2003 are as follows:

Proportionate Share of
Restricted Net
Subsidiary	Assets
ThCh$
Pangue S.A.	34,497,783
Pehuenche S.A.	148,925,610
Edegel S.A.	170,029,459
Central Costanera S.A.	73,864,861
Central Hidroeléctrica Betania S.A.	155,285,419

582,603,132

The amount of consolidated retained earnings which represents undistributed earnings of investees accounted for under the equity method as of December 31, 2003 is ThCh$ 54,276,089.

r) Recent accounting pronouncements

i) Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities-an interpretation of ARB 51,” to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 to variable interest entities created after January 31, 2003 in the first fiscal year or interim period beginning after December 15, 2003. The Company assessed that it is not a primary beneficiary of any Variable Interest Entity created after January 31, 2003 and is assessing the impact of the Interpretation in relation to business relationships created before January 31, 2003. The Company currently does not expect the adoption of the interpretation to have a material impact on the Company’s results of operation or financial position.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

34. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(ii) Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The FASB originally decided that SFAS 150 should be:

-	effective upon issuance for new contracts entered into after May 31, 2003, and

-	effective for any pre-existing contracts that remain outstanding at the beginning of the first interim period beginning after June 15, 2003.

Subsequently, the FASB made significant changes with regards to effective date and transition provisions for public companies, pursuant to FASB Staff Position No. 150-3. The FASB agreed to:

-	Defer for an indefinite period the application of both the measurement and recognition guidance in SFAS 150 to non controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parents’ financial statements under SFAS 150;

-	Defer the application of the measurement guidance in SFAS 150 to mandatory redeemable non-controlling interests that are not within the scope of the deferral described in the preceding section that were issued on or before November 5, 2003;

-	For mandatory redeemable non-controlling interest of a subsidiary acquired subsequent to November 5, 2003, all of the requirements of SFAS 150, including the measurement guidance in paragraph 22 of SFAS 150, should be followed.

The adoption of the provisions required under SFAS 150 as of December 31, 2003 had no impact on the presentation of the Company’s financial statements and the Company does not expect SFAS 150 to have a material impact on its statement of financial position or result from operations upon adoption of the deferred provisions.

(iii) Accounting for Derivatives

In October 2002, the EITF reached a final consensus on EITF Issue No. 02-03. Primarily, the final consensus provided for (1) the rescission of the consensus reached on EITF Issue No. 98-10, (2) the reporting of gains and losses on all derivative instruments considered to be held for trading purposes to be shown on a net basis in the income statement, and (3) gains and losses on non-derivative energy trading contracts to be similarly presented on a gross or net basis, in connection with the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

The Company adopted EITF Issue No. 02-03, as of January 1, 2003, and the adoption of this consensus did not have a material impact on the Company’s consolidated results of operations, cash flows or financial position.

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

Schedule I - Condensed financial information of Empresa Nacional de Electricidad S.A. (“Endesa Individual”)

1.	Condensed balance sheets of Endesa Individual under US GAAP as of December 31, 2002 and 2003 are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Current assets	158,621,128	152,078,143
Property, plant, and equipment	2,115,682,843	2,013,519,832
Accumulated depreciation of property, plant and equipment	(1,020,869,165)	(995,010,454)

Property, plant, and equipment, net	1,094,813,678	1,018,509,378

Other assets	1,708,229,730	2,049,173,985

Total assets	2,961,664,536	3,219,761,506

Current liabilities	85,980,258	255,182,761
Long-term liabilities	1,810,946,185	1,841,173,299
Shareholders’ equity	1,064,738,093	1,123,405,446

Total liabilities and shareholders’ equity	2,961,664,536	3,219,761,506

2.	Condensed income statements of Endesa Individual under US GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Sales	306,144,256	323,811,324	351,782,228
Other operating income	9,740,972	6,559,816	3,785,537
Costs of sales	(251,300,953)	(252,831,640)	(292,163,417)
Administrative and selling expenses	(13,257,392)	(32,302,170)	(36,003,235)

Operating income	51,326,883	45,237,330	27,401,113

Non-operating income and expenses, net	(151,299,555)	(171,113,527)	71,646,568
Income taxes	1,594,861	944,740	16,758,323
Equity participation in income of related companies, net	117,430,770	49,311,629	(43,071,146)

Income from before cumulative effect of change in accounting principle	19,052,959	(75,619,828)	72,734,858
Cumulative effect of change in accounting principle	12,195,310	—	—

Net income	31,248,269	(75,619,828)	72,734,858

Other comprehensive income (loss):
Cumulative translation adjustment	(9,509,909)	2,567,942	9,498,989

Comprehensive income (loss)	21,738,360	(73,051,886)	82,233,847

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

3.	Condensed cash-flow statements of Endesa Individual under US GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Net cash provided by operating activities	86,662,448	84,597,454	62,349,932
Cash flows from financing activities:
Proceeds from the issuance of debt	26,477,161	89,834,196	36,656,036
Proceeds from bond issuances	126,885,339	—	546,989,751
Proceeds from loans obtained from related companies	548,709,532	129,787,941	—
Other sources of financing	26,211,396	3,259,831	—
Dividends paid	(8,387,578)	(7,866,793)	—
Payment of debt	(127,739,206)	(41,796,681)	(398,609,649)
Payment of bonds	(93,573,109)	(2,066,187)	(2,223,007)
Payment of loans obtained from related companies	(550,327,075)	(157,133,704)	(108,611,468)
Payment of bond issuance costs	—	—	(5,681,393)
Other disbursements for financing	—	—	(29,041,043)

Net cash provided by (used in) financing activities	(51,743,540)	14,018,603	39,479,227

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	16,447,999	17,566,809	132,239,012
Payments received on loans to related companies	107,638,377	280,442,253	83,649,279
Other receipts from investments	—	—	116,417,545
Additions to property, plant and equipment	(36,756,971)	(125,661,535)	(109,094,285)
Long-term investments	(40,281,730)	(5,048,883)	(2,962,448)
Other loans granted to related companies	(82,748,373)	(265,258,122)	(251,291,094)
Other investment disbursements	—	(20,657)	(67,288,078)

Net cash provided used in investing activities	(35,700,698)	(97,980,135)	(98,330,069)

Net cash flow for the year	(781,790)	635,992	3,499,090
Effect of price-level restatement on cash and cash equivalents	122,543	(68,782)	215,507

Net (decrease) increase in cash and cash equivalents	(659,247)	567,140	3,714,597
Cash and cash equivalents beginning of year	1,364,751	705,504	1,272,644

Cash and cash equivalents end of year	705,504	1,272,644	4,987,241

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

3.	The following table presents Endesa Individual’s long-term debt owed to banks and other financial institutions as of December 31, 2002 and 2003:

									As of December
		As of December 31, 2003							31, 2002
		After 1 year	After 2 years	After 3 years	After 5 years		Total long-	Annual	Total long-
		but within	but within	but within	but within	After 10	term	interest	term
	Currency	2 years	3 years	5 years	10 years	years	portion	rate	liabilities
Financial institution		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
Banco Nationale de Paris	US$	9,378,499	8,779,095	17,558,190	4,389,548		40,105,332	4.66	59,750,972
Societe Generale	US$	—	—	—	—	—	—	—	1,391,828
The Bank of Tokio - Mitsubishi	US$	5,697,501	—	—	—	—	5,697,501	2.00	13,928,001
The Bank of Tokio - Mitsubishi	Yen	422,438	—	—	—	—	422,438	0.89	933,276
The Bank of Tokio - Mitsubishi	Euro	121,738	—	—	—	—	121,738	3.00	248,420
The Bank of Tokio - Mitsubishi	Other	402,154	—	—	—	—	402,154	4.63	886,725
IRF	Other	—	—	—	—	—	—	—	1,201,425
Export Development Corp.Loan	US$	828,805	828,805	1,657,610	4,144,025	828,802	8,288,047	2.11	10,966,828
Banque Nationale de París	US$	1,928,644	1,928,644	3,857,288	4,664,497	1,644,520	14,023,593	5.28	16,342,684
Banco Bilbao Vizcaya Argentaria S.A.	US$	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16
Banco Santander CentralS.A.	US$	7,310,509	14,621,019	21,931,528	—	—	43,863,056	4.16
Citibank N.A.	US$	2,431,215	4,862,430	7,293,645	—	—	14,587,290	4.16
Dresdner Bank Luxembourg S.A.	US$	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16	—
HSBC Bank plc, Spanish Branch	US$	1,781,954	3,563,908	5,345,862	—	—	10,691,724	4.16	—
San Paolo IMI S.p.A.	US$	1,703,256	3,406,512	5,109,768	—	—	10,219,536	4.16	—
BNP Paribas, Spanish Branch	US$	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16	—
Deutsche Bank AG, New York Branch	US$	1,484,025	2,968,050	4,452,075	—	—	8,904,150	4.16	—
Landesbank Rheinland-Pfalz-Girozentrale	US$	463,758	927,516	1,391,274	—	—	2,782,548	4.16	—
Credit Lyonnais, New York Branch	US$	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16	—
ING Bank N.V., Curcao Branch	US$	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16	—
The Bank of Tokyo-Mitsubishi, Ltd.N.Y.Branch	US$	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16	—
WestLB AG, New York Branch	US$	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16	—
Banco Popular Español S.A.	US$	663,314	1,326,628	1,989,942	—	—	3,979,884	4.16	—
Bayerische Hypo-und Vereinsbank AG, IBF Branch	US$	281,065	562,131	843,196	—	—	1,686,392	4.16	—
Bayerische Landesbank, IBF Branch	US$	281,065	562,131	843,196	—	—	1,686,392	4.16	—
Banco de Sabadell, SA	US$	188,314	376,628	564,942	—	—	1,129,884	4.16	—
Israel Discount Bank of New York	US$	151,775	303,551	455,326	—	—	910,652	4.16	—
Banca Intesa, S.p.A., London Branch	US$	947,190	1,894,380	2,841,570	—	—	5,683,140	4.16	—
Banco Español de Crédito	US$	472,190	944,380	1,416,570	—	—	2,833,140	4.16	—
Mizuho Corporate Bank, Ltd.	US$	379,438	758,876	1,138,314	—	—	2,276,628	4.16	—
Landesbank Baden-Wurttemberg	US$	379,438	758,876	1,138,314		—	2,276,628	4.16	—
Royal Bank of Canada Europe Limited	US$	947,192	1,894,381	2,841,573	—	—	5,683,146	4.16	—

Total		46,886,312	67,749,611	107,392,688	13,198,070	2,473,322	237,700,003		105,650,159

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

4.	The following table presents bonds payable as of December 31, 2002 and 2003:

	Face value		Interest		Par value as of December 31,
Series	outstanding	Currency	Rate	Maturity	2002	2003
			%		ThCh$	ThCh$
1	230,000,000	US$	7.88	02/01/2027	5,477,493	4,481,334
2	220,000,000	US$	7.33	02/01/2037	4,873,420	3,987,121
3	200,000,000	US$	8.13	02/01/2097	4,914,246	4,020,522
1	400,000,000	US$	7.75	07/15/2008	10,312,351	8,436,908
1	400,000,000	US$	8.50	04/01/2009	6,169,267	5,047,300
C-2 , D-1, D-2	1,251,257	UF	6.80	11/01/2010	2,473,129	2,600,930
E-1, E-2	6,000,000	UF	6.20	08/01/2006	2,581,888	2,583,176
F	1,500,000	UF	6.20	08/01/2022	645,472	645,794
144A	400,000,000	US$	8.35	08/01/2013	—	8,649,357
144A	200,000,000	US$	8.63	08/01/2015	—	4,467,626
G	4,000,000	UF	4.80	10/15/2010	—	668,867
H	4,000,000	UF	6.20	10/15/2008	—	861,052

Total current portion					37,447,266	46,449,987

1	230,000,000	US$	7.88	02/01/2027	166,933,103	136,574,000
2	220,000,000	US$	7.33	02/01/2037	159,675,142	130,636,000
3	200,000,000	US$	8.13	02/01/2097	145,159,220	118,760,000
1	400,000,000	US$	7.75	07/15/2008	290,318,440	237,520,000
1	400,000,000	US$	8.50	04/01/2009	290,318,440	237,520,000
C-2, D-1, D-2	1,251,257	UF	6.80	11/01/2010	20,029,882	17,662,331
E-1, E-2	6,000,000	UF	6.20	08/01/2006	101,469,367	101,520,000
F	1,500,000	UF	6.20	08/01/2022	25,367,342	25,380,000
144A	400,000,000	US$	8.35	08/01/2013	—	237,520,000
144A	200,000,000	US$	8.63	08/01/2015	—	118,760,000
G	4,000,000	UF	4.80	10/15/2010	—	67,680,000
H	4,000,000	UF	6.20	10/15/2008	—	67,680,000

Total long-term portion					1,199,270,936	1,497,212,331

     5. The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2003:

As of December 31,
2003
ThCh$
2004	228,149,478
2005	20,696,084
2006	110,830,273
2007	109,452,687
2008	326,070,086
Thereafter	1,053,672,549

Total	1,848,871,157

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)

6.	The following table presents the dividends received by Endesa Individual in the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Dividends received	23,282,745	23,539,871	70,720,687

CIEN — COMPANHIA DE INTERCONEXÃO ENERGÉTICA

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of US dollars)

ASSETS	2003	2002
	(Consolidated)
CURRENT ASSETS
Cash and cash equivalents	4,816	245
Short-term financial investments	39,135	17,250
Accounts receivable — dealers	83,203	64,039
Other accounts receivable	2,541	2,408
Accounts receivable from related parties	26,233	403
Recoverable taxes	20,897	7,704
Prepaid expenses	31	6
Other	3,023	3,004

Total current assets	179,879	95,059

PROPERTY, PLANT AND EQUIPMENT
Land	5,819	5,819
Transmission lines, machinery and equipment	560,762	460,519
Other	82,346	17,364

Subtotal	648,927	483,702
Accumulated depreciation	(49,365)	(22,141)

Total property, plant and equipment, net	599,562	461,561

OTHER ASSETS
Investments in wholly-owned subsidiaries	—	14,554
Long-term accounts receivable — dealers	65,416	—
Accounts receivable from related parties	—	41,312
Deferred income and social contribution taxes	—	9,840
Other	25,344	22,354

Total other assets	90,760	88,060

TOTAL ASSETS	870,201	644,680

(continues)

CIEN — COMPANHIA DE INTERCONEXÃO ENERGÉTICA

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of US dollars)

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
	(Consolidated)
CURRENT LIABILITIES
Loans and financing	371,254	45,198
Dividends payable	940	—
Accounts payable to related parties	87,798	67,100
Accounts payable to third parties	27,482	18,968
Other liabilities	868	—
Provisions	1,594	118
Withholding taxes and others	209	—
Taxes and social contributions	43,212	13,039

Total current liabilities	533,357	144,423

NON-CURRENT LIABILITIES
Loans and financing	—	335,017
Provisions	116,521	580
Deferred income tax	15,074	—

Total non-current liabilities	131,595	335,597

	664,952	480,020
SHAREHOLDERS’ EQUITY
Paid-in capital	194,633	194,633
Accumulated deficit (pre-operating period)	(24,648)	(24,648)

Total capital and reserves	169,985	169,985

Retained earnings (accumulated deficit):
Accumulated deficit	(5,325)	(27,685)
Net income for the year	41,695	22,360
Proposed dividends	(1,106)	—

Total retained earnings (accumulated deficit)	35,264	(5,325)

Total shareholders’ equity	205,249	164,660

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	870,201	644,680

The accompanying notes are an integral part of these financial statements.

CIEN — COMPANHIA DE INTERCONEXÃO ENERGÉTICA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of US dollars)

	2003	2002	2001
	(Consolidated)		(Unaudited)
OPERATING REVENUES AND COSTS
Sales of electric energy and capacity to third parties	295,914	232,344	156,595
Sales of electric energy and capacity to related parties	85,341	168	—

Total operating revenues	381,255	232,512	156,595
OPERATING COSTS
Variable costs
Electric energy acquired from related parties	(110,595)	(113,307)	(142,478)
Electric energy acquired from third parties	(61,658)	(17,900)	—
Consumable materials	(53)	(38)	—
Electric energy transportation	(7,328)	(1,154)	—
Other variable costs with third parties	(17,748)	(9,338)	(5,488)
Fixed costs
Personnel costs	(576)	(513)	(548)
Depreciation	(18,649)	(11,727)	(9,208)
Amortization	(540)	(2,151)	(3,516)
Third-party services (operation and maintenance costs)	(3,604)	(3,450)	(3,280)

Total operating costs	(220,751)	(159,578)	(164,518)

OPERATING MARGIN	160,504	72,934	(7,923)
ADMINISTRATION AND SALES EXPENSES
General expenses and third parties administration services	(3,112)	(961)	(2,484)
Personnel costs	(2,908)	(2,243)	(1,214)
Bad debt provision	(17)	—	—
Depreciation	(23)	(10)	(103)

Total administration and sales expenses	(6,060)	(3,214)	(3,801)

OPERATING RESULTS	154,444	69,720	(11,724)
NON-OPERATING RESULTS
Financial revenues from related parties	—	2,687	2,925
Financial revenues from third parties	6,115	12,265	4,897
Equity in income (losses) of wholly-owned subsidiaries	—	(7,873)	1,208
Other non-operating revenues from third parties	31,746	204	120
Financial expenses — third parties	(34,734)	(14,152)	(10,300)
Other non-operating expenses — third parties	(57,326)	(41,050)	(19,514)

Total non-operating results	(54,199)	(47,919)	(20,664)
INCOME (LOSS) FOR THE YEAR BEFORE TAXES	100,245	21,801	(32,388)
INCOME TAX AND SOCIAL CONTRIBUTION	(58,550)	559	13,189

NET INCOME (LOSS)	41,695	22,360	(19,199)

The accompanying notes are an integral part of these financial statements.

CIEN — COMPANHIA DE INTERCONEXÃO ENERGÉTICA

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of US dollars)

	2003	2002	2001
	(Consolidated)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	41,695	22,360	(19,199)
Depreciation	18,672	11,737	9,316
Amortization	540	2,151	3,516
Equity in income (losses) of wholly-owned subsidiaries	—	7,873	—
Translation gain or loss	(5,643)	51,694	10,595
Other revenues and expenses that do not represent cash	—	(18,444)	(4,527)
Decrease (increase) in assets that affect the cash flows:
Accounts receivable — dealers	(67,982)	(25,325)	(16,731)
Accounts receivable from related parties	(25,830)	(383)	(29)
Other	(13,237)	(5,670)	(33,901)
Increase (decrease) in liabilities that affect the cash flows:
Loans and financing	3,072	9,532	20,698
Dividends payable	940	—	—
Accounts payable	6,284	32,806	(12,088)
Accounts payable to related parties	20,698	963	—
Provisions	131,015	30	(137)
Other	23,682	12,486	1,974

Net cash provided by (used in) operating activities	133,906	101,810	(40,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing from third parties	(46,349)	66,750	282,050
Loans and financing from related parties	—	3,000	98,947
Payments of loans and financing to third parties	—	(68,759)	(17,496)
Payments of loans and financing to related parties	—	—	(137,677)
Other	10,931	(16,272)	—

Net cash provided by (used in) financing activities	(35,418)	(15,281)	225,824
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(75,600)	(99,730)	(161,968)
Investment in wholly-owned subsidiary	—	(15,000)	—
Loan to related parties	—	14,246	(35,876)
Other investments	—	25,397	—

Net cash used in investing activities	(75,600)	(75,087)	(197,844)

NET CASH FLOW FOR THE YEAR	22,888	11,442	(12,538)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,495	6,053	18,591
CASH OF NEWLY CONSOLIDATED ENTITIES 1/1/03 (See note 9)	3,548	—	—
CASH AND CASH EQUIVALENTS ON A CONSOLIDATED BASIS	21,043	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	43,931	17,495	6,053

The accompanying notes are an integral part of these financial statements.

CIEN — COMPANHIA DE INTERCONEXÃO ENERGÉTICA

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003 and 2002
(In thousands of U.S. dollars, unless otherwise indicated)

1.	OPERATING CONTEXT

CIEN is engaged in the transmission and commercialization of electricity, including activities of importation and exportation, implementing the necessary services for the realization of this objective.

The Company obtained authorization to exploit the Brazil-Argentina interconnection project, which involves the purchase of capacity and electricity imported from Argentina through an international bid initiated by Centrais Elétricas do Brasil S.A. — Eletrobrás, through its subsidiaries Centrais Elétricas do Sul do Brasil S.A. — Eletrosul and Furnas Centrais Elétricas S.A.. The Company was granted a concession to construct an electricity transmission line between the substation Rincón de Santa Maria (Argentina) and Itá (Brazil), of approximately 507 kilometers, and to annually import 1,000 MW of electric energy from Argentina, for a 20 year period.

On May 5, 1998, CIEN executed contracts for the sale of electric energy to Eletrosul (300 MW annually) and Furnas (700 MW annually) for term of the above mentioned concession period. As a result of a corporate restructuring, Eletrosul incorporated Tractebel Energia S.A. — Tractebel, which assumed the above contract. On December 13, 1999, CIEN executed two take or pay contracts for the sale of electric energy to COPEL — Companhia Paranaense de Energia (800 MW annually) for the concession period. To meet the requirements under the contracts with COPEL, CIEN constructed a second transmission line, with 488.7 kilometers and a capacity of 1,050 MW. On December 31, 2002, CIEN executed a contract for the sale of electric energy to Companhia de Eletricidade do Rio de Janeiro — CERJ (200 MW annually) for the concession period. On December 10, 2003 the contracts with COPEL were amended to modify the volume of energy from 800 MW to 400 MW and reduce the contract term to end in 2015 (see note 4).

2.	SIGNIFICANT ACCOUNTING PRACTICES

a)	General

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively “Chilean GAAP”), and the specific corporate regulations of Law No. 18,046, related to the formation, registration and liquidation of Chilean corporations, among others. Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

CIEN — Companhia de Interconexão Energética

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles in Chile require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

b)	Financial years

These financial statements relate to the years ended December 31, 2003 and 2002.

c)	Translation basis

c.1.	Purpose of financial statements

These financial statements have been prepared in accordance with Technical Bulletin No. 64 established by the Colegio de Contadores de Chile A.G.

c.2.	Translation into US Dollars

The Company maintains its accounting records in Reais, the currency of the country in which the Company is incorporated and operates, according to accounting practices adopted in Brazil.

The assets and liabilities as of December 31, 2003 and 2002, and the income for the years then ended have been translated from Reais into dollars using the translation methodology applicable to investments in countries with unstable currencies and are not considered an extension of the operations of the investing Company, as described in Technical Bulletin No. 64, summarized as follows:

c.2.1.	Non monetary assets and liabilities

The non monetary assets and liabilities and the shareholders’ equity are expressed in historic US dollars, translating the Reais of each transaction into US dollars, using the historical exchange rate in effect at the date of the transaction.

CIEN — Companhia de Interconexão Energética

c.2.2.	Monetary assets and liabilities

The monetary assets and liabilities have been translated into US dollars at the exchange rate prevailing at year end, applicable to remittances abroad.

The exchange rate in effect at December 31, 2003 was US$1 = R$2.8892 (US$1 = R$3.5333 in 2002).

c.2.3.	Income statement accounts

The income statement accounts — except for those that are determined at historical amounts — were translated using a monthly average exchange rate.

The resulting translation gain or loss is recorded in non-operating income (expense) in the income statement.

d)	Short-term investments

The short-term investments are comprised of short-term funds and fixed income securities. These investments are stated at cost plus interest earned through to the balance sheet date and do not exceed market value.

e)	Investments

Investments in related parties in which the Company has significant influence or are part of our shareholders’ consolidated group are accounted for by the equity method. Other investments are presented at acquisition cost.

f)	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition and/or construction, including the interest and financing related to financing the construction in progress during the construction of the projects CIEN I and CIEN II.

Depreciation is calculated by the straight-line method using rates defined by the Brazilian National Agency of Electric Energy (ANEEL), which takes into account the useful life of the assets used in the electric sector in Brazil.

g)	Government severance indemnity fund for employees

Under Brazilian labor legislation, the Company is required to make monthly contributions of 8% on payroll expense to the Government though a financial institution. Such amount can be with drawn by the employee when dismissed or to purchase house.

h)	Loans and financing

Are adjusted for monetary and exchange variation, plus accrued interest up to the balance sheet date.

CIEN — Companhia de Interconexão Energética

i)	Income tax and social taxes contributions

Income tax payables and social taxes contributions due are recorded as liabilities, net of prepayments and other credits as incurred.

Current income tax provision is calculated based on the taxable income, at the current statutory rates of 15% plus an additional of 10% applied to the taxable income that exceeds the amount of R$240,000.00 per year.

The social security contribution rate is 9% calculated of taxable income.

j)	Deferred income and social contribution taxes

In accordance with the Technical Bulletin No. 60 from Colegio de Contadores de Chile A.G. and Circulars Nos. 1466 and 1560 of Superintendencia de Valores e Seguros (SVS) of Chile, the Company has recorded on the statements of income the effects of deferred income and social contribution taxes related to temporary differences, tax loss carryforwards and other events that generate differences between the book basis and tax basis, in accordance with the rates in force on the estimated year of its reversal.

k)	Accumulated deficit (pre-operating costs)

Represents the expenses incurred, net of the financial revenues, during the pre-operating period ended June 21, 2000 related to the first transmission line construction project, upon the Company’s incorporation, which in accordance with Chilean GAAP are recognized directly as reduction of equity.

l)	Operating revenues

Revenue consists of revenue for the supply of electric power, among which is included energy supplied and unbilled at each year-end, valued at the selling price using the current rates which has been included in revenue from operations. The unbilled amount is presented in current assets as accounts receivable and the corresponding cost is included in cost of operations.

m)	Provision for contingencies

Provisions for loss contingencies are recorded at amounts estimated by the Company’s management based on advice of external legal counsel to cover probable losses.

n)	Vacation accrual

The Company has recorded a vacation accrual incurred up to the balance sheet date, according to the Technical Bulletin No. 47 of Colegio de Contadores de Chile A.G.

CIEN — Companhia de Interconexão Energética

o)	Cash flows

The statements of cash flows have been prepared in accordance with the indirect method.

Investments considered as cash equivalents, as indicated in point 6.2 of Technical Bulletin No.50 issued by the Chilean Association of Accountants, include time deposits, investments in fixed income securities classified as marketable securities, repurchase agreements classified as other current assets, and other cash balances classified as other accounts receivable with maturities less than 90 days.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll costs and taxes.

p)	Reclassifications

The Company has made a reclassification of part of its loans from loans and financing in the long-term to accounts payable to related parties in the current liabilities in the amount US$40,614 as of December 31, 2002, to conform to the 2003 presentation.

2002
Balance sheet reclassification
Long-term loans and financing	(40,614)
Short-term related party liabilities	40,614

q)	Change in accounting principles

There were no changes in accounting principles during the years ended December 31, 2003 and 2002 that would affect the comparison with the prior year financial statements.

3.	SHORT-TERM FINANCIAL INVESTMENTS

The amounts related to short-term financial investments are as follows:

Financial institution	Annual rate	Instrument	2003	2002
Mellon Brascan Bank	24%	Variable Income Investment Funds	15,936	14,318
Banco Votorantim	25.49%	Certificate of Bank Deposit - CDB	—	2,932
Banco Santander	18.14%	Fixed Income Investment Funds	19,087	—
Banco Santander	16.86%	Certificate of Bank Deposit - CDB	2,923	—
Bradesco	16.49%	Certificate of Bank Deposit - CDB	988	—
Others			201	—

Total			39,135	17,250

CIEN — Companhia de Interconexão Energética

4.	ACCOUNTS RECEIVABLE — DEALERS

The amounts related to accounts receivable — dealers are as follow:

			Overdue
	Undue and overdue		from 90 days
	until 90 days		to 1 year		Total short-term		Total long-term
	2003	2002	2003	2002	2003	2002	2003	2002
COPEL Distribuição S.A.	50,552	31,823	—	—	50,552	31,823	65,416	—
Furnas Centrais Elétricas S.A.	14,429	12,801	877	—	15,306	12,801	—	—
Tractebel Energia S.A.	6,244	7,487	2,940	—	9,184	7,487	—	—
Mercado Atacadista de Energia - MAE	—	11,928	—	—	—	11,928	—	—
Dona Francisca Energética S.A.	77	—	23	—	100	—	—	—
Others	7,835	—	226	—	8.061	—	—	—

Total	79,137	64,039	4,066	—	83.203	64,039	65,416	—

On December 10, 2003 the COPEL contracts were amended to reduce the minimum volume of energy under the take or pay contract from 800 MW to 400 MW effective August 18, 2003 and reduce the term of the contract to 2015, among other modifications. The effects of this modification are reflected in the financial statements as of December 31, 2003. The agreement provided the outstanding balances from 2002 and energy billed from January through May 2003 will be received in 60 monthly installments, which includes price-level adjustments, included in short and long-term accounts receivable-dealer. COPEL has been making the monthly payments under the refinancing agreement of the receivables.

5.	OTHER ACCOUNTS RECEIVABLE

The amounts related to other accounts receivable are as follows:

	2003	2002
Dona Francisca Energética S.A.	557	1,087
ABB Ltda.	1,006	—
Advances to lawyers	798	—
Enertrade Comércio de Energia S.A.	—	312
Advances to personnel	21	60
Other	159	949

Total	2,541	2,408

CIEN — Companhia de Interconexão Energética

6.	ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED PARTIES

The transaction and balances detailed below correspond to entities that are subsidiaries of Endesa-Spain, CIEN’s ultimate parent company.

			Statement
	Assets		of income
			Revenue
	Short-term	Long-term	effects	Transactions
	2003	2003	2003
CERJ — Cia. de Eletricidade do Rio de Janeiro S.A.	21,347	—	61,780	Energy supply
COELCE — Cia. Energética do Ceará	4,475	—	23,536	Energy supply
CEMSA — Comercializadora del Mercorsur S.A.	258	—	40	Energy supply
Central Geradora Termelétrica Fortaleza	130	—	129	Rendering of services
Ingendesa Brasil Ltda.	23	—	—	Rendering of services

Total	26,233	—	87,344

			Statement
	Assets		of income
			Revenue
	Short-term	Long-term	effects	Transactions
	2002	2002	2002
CTM — Compañía de Transmisión del Mercosur S.A.	—	33,468	907	Loan contract
TESA — Transportadora de Energía S.A.	—	7,039	1,730	Loan contract
CTM — Compañía de Transmisión del Mercosur S.A.	—	805	50	Credit assignment
CERJ — Cia. de Eletricidade do Rio de Janeiro S.A.	173	—	168	Energy supply
CEMSA — Comercializadora del Mercorsur S.A.	211	—	—	Energy supply
Ingendesa Brasil Ltda.	19	—	—	Rendering of services

Total	403	41,312	2,855

		Statement
	Liabilities	of income
	Short-term	Effect - charges	Transactions
	2003	2003
CEMSA — Comercializadora del Mercorsur S.A.	25,555	(87,948)	Energy supply
Central Costanera S.A.	4,303	(36,123)	Energy supply
Endesa Internacional S.A.	57,917	(4,453)	Financing
Ingendesa Brasil Ltda.	23	(23)	Provision

Total	87,798	(128,547)

		Statement
	Liabilities	of income
	Short-term	Effect - charges	Transactions
	2002	2002
CEMSA — Comercializadora del Mercorsur S.A.	8,062	(74,259)	Energy supply
Central Costanera S.A	2,899	(39,048)	Energy supply
Endesa Internacional S.A.	56,139	(2,406)	Financing

Total	67,100	(115,713)

The account payable to Endesa International S.A. refers to a loan payable in US dollars, obtained for the acquisition of machinery and equipment and the completion of the construction of the second transmission line. Such transaction was carried out under market conditions, at the annual average rate of 5.56%.

Transactions with related parties are carried out under market conditions applicable to similar transactions with third parties.

CIEN — Companhia de Interconexão Energética

7.	TAXES AND SOCIAL CONTRIBUTIONS PAYABLE AND DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

The income tax and social contribution as of December 31, 2003 and 2002 are as follows:

	2003	2002
Income tax	27,088	3,422
Social contribution	9,501	1,374
Tax for social security financing (COFINS)	4,492	6,375
Social integration program (PIS)	2,081	1,837
Other	50	31

Total	43,212	13,039

Technical Bulletins (“TB”) Nos. 60 and 61 of the Colegio de Contadores de Chile A.G. established that companies must record deferred income and social contribution taxes related to temporary differences, tax loss carryforwards and other events that generate differences between the book basis and tax basis of assets and liabilities. Additionally, Circular No. 1,466 of Superintendencia de Valores e Seguros (SVS) of Chile, requires that, as from January 1, 2000, companies apply TB Nos. 60 and 61.

Concept	2003	2002
Temporary differences
Exchange variations	29,955	—
Provisions (Drawback)	(14,881)	—
Tax loss carryforwards	—	(9,840)

Total	15,074	(9,840)

The net deferred income tax as of December 31, 2003 was a liability of US$15,074 and as of December 31, 2002 was an asset of US$9,840, originated from exchange variations and tax loss carryforwards generated prior to 2002, recorded based on TB Nos. 60 and 61.

The income tax expense for 2003 charged to the statement of income is detailed below:

	2003	2002	2001
Current income and social contribution taxes	(43,150)	(6,039)	—
Effects of deferred income and social contribution taxes	(15,400)	6,598	13,189

Total	(58,550)	559	13,189

CIEN — Companhia de Interconexão Energética

8.	PROPERTY, PLANT AND EQUIPMENT

The amounts related to property, plant and equipment for the years ended December 31, 2002 and 2003 are as follows:

	December 31, 2003
	Cost	Depreciation	Net
Land	5,819	—	5,819
Buildings and constructions	16,542	(907)	15,635
Transmission lines/machinery and equipment	544,220	(48,421)	495,799

Total	560,762	(49,328)	511,434
Construction in progress	10,148	—	10,148
Other property, plant and equipment (Note 13)	72,198	(37)	72,161

Total other property, plant and equipment	82,346	(37)	82,309

Total property, plant and equipment	648,927	(49,365)	599,562

	December 31, 2002
	Cost	Depreciation	Net
Land	5,819	—	5,819
Buildings and constructions	4,554	(195)	4,359
Transmission lines/machinery and equipment	455,965	(21,929)	434,036

Total	460,519	(22,124)	438,395
Construction in progress	17,254	—	17,254
Other property, plant and equipment	110	(17)	93

Total other property, plant and equipment	17,364	(17)	17,347

Total property, plant and equipment	483,702	(22,141)	461,561

The depreciation expense, which affects operating costs in 2003, 2002, and 2001 amounts to US$18,672, US$11,737, and 9,341 respectively.

The Company’s property, plant and equipment comprise the two transmission lines, with 350 kilometers in Brazil, and a capacity of 1,050 MW each. Such lines have a connection with the transmission lines from Argentina, in the south of Brazil. The lines started their operations in June 2000 and August 2002, respectively.

As of December 31, 2003, the Company had property damage insurance and loss of profit insurance, which Company’s Management considers to be sufficient to cover material losses.

CIEN — Companhia de Interconexão Energética

9.	INVESTMENTS IN WHOLLY-OWNED SUBSIDIARIES

The Company’s two majority owned subsidiaries were considered development stage entities until December 31, 2002. Consequently, under Chilean GAAP, the losses incurred during the development stage of subsidiary companies were recorded directly in the company’s equity, without being required to be consolidated.

	Capital
	participation
	%	December 31, 2002
			Equity
		Asset	pick-up
CTM — Compañía de Transmisión del Mercosur S.A.	99.99	10,093	(3,049)
TESA — Transportadora de Energía S.A.	100.00	4,461	(4,824)

Total		14,554	(7,873)

The equity on CTM and TESA includes the “cannon” adjustment (the main income of these companies), that restore the economic and financial equilibrium due to the depreciation of the Argentinean peso in relation to the dollar, occurred in 2002.

Beginning on January 1, 2003 the Company consolidated its two subsidiaries as they no longer qualified as development stages entities under Chilean GAAP.

The total net assets incorporated to the consolidation as of January 1, 2003 for the newly consolidated subsidiaries was as follows:

As of January 1, 2003
Cash and cash equivalents	3,313
Short-term investments	235
Short-term receivables	14,030
Long-term receivables	(38,611)
Fixed assets	81,073
Other non current assets	4,081
Short-term loan and financing	(4,203)
Other current liabilities	(11,273)
Long-term loan financing	(34,091)

Other non-current liabilities Total newly consolidated net assets	14,554

CIEN — Companhia de Interconexão Energética

10.	OTHER ASSETS

Other assets refer to prepaid financial charges related to financing and loans in foreign currency, which are being appropriated to expense on a straight line basis in accordance with the duration of the contracts.

	2003	2002
Short-term:
Prepaid financial charges
Agent participation	71	71
Insurance premiums	2,915	2,915
Other	37	18

Total short-term	3,023	3,004

Long-term:
Prepaid financial charges
Agent participation	490	566
Insurance premiums	18,878	21,788
Other	5,976	—

Total long-term	25,344	22,354

11.	LOANS AND FINANCING

Correspond to local and foreign currency loans, as follows:

			December 31, 2003
		Annual	Short-term			Maturity
Creditors	Currency	Rates	Principal	Interest	Total	date
Santander Central Hispano — EKN	US$	7.79%	40,447	385	40,832	03.11.2010
BID — tranche A	US$	7.06%	64,095	350	64,445	05.15.2013
BID — tranche B	US$	Libor + 1.25%	140,623	394	141,017	05.15.2011
Santander Central Hispano — KFW	US$	5.17%	124,168	792	124,960	05.15.2012

Total			369,333	1,921	371,254

			December 31, 2002
			Short-term			Long-
		Annual				term	Maturity
Creditors	Currency	Rates	Principal	Interest	Total	Principal	date
Santander Central Hispano — EKN	US$	7.79%	6,741	470	7,211	40,448	03.11.10
BID — tranche A	US$	7.06%	4,455	423	4,878	42,318	05.15.13
BID — tranche B	US$	Libor + 1.25%	17,078	494	17,572	128,083	05.15.11
Santander Central Hispano — KFW	US$	5.17%	14,608	929	15,537	124,168	05.15.12

Total			42,882	2,316	45,198	335,017

The Company entered into foreign currency loans to finance the construction of the transmission lines and acquisition of the related equipment and is collateralized by these assets and by receivables generated from the project.

The fluctuation of the US dollar against the Brazilian Reais during 2003 was negative by 18.23% (in 2002 was positive by 52.27%).

CIEN — Companhia de Interconexão Energética

As part of the contractual conditions of the loans signed by the Company and its subsidiaries with IDB, KFW, Santander and Credit Agricole Indosuez - CAI, the Company and the subsidiary TESA assumed several obligations (“covenants”). On July 28, 2003, the Company received a notification from the “Collateral Agent” according to which such obligations had not been complied with. On December 31, 2003, the Company received a waiver from the representative of all the banks, approving the Company’s request dated August 28, 2003. The above mentioned waiver temporarily cured the Company’s default situation, since the conditions are scheduled to be complied with according to specific deadlines that are started in the financing documents originally signed. Also the Company understands that all the requirements of the waiver will be complied within the deadlines. If the conditions are not met on the established deadlines and the collateral agent considers that the adverse situation is irreversible, the banks may require the acceleration of the loan maturities.

In addition, with respect to these loans, there is a commitment assumed by the Company, according to which the indebtedness incurred in the normal course of operations should not exceed US$1 million. In May 2003, the Company advised the Collateral agent that it had not complied with this obligation and requested a waiver. At that time, the Collateral Agent did not formally reply to the Company’s request and/or commented on this matter in his notification mentioned above (August 28, 2003 or in the December 31, 2003 waiver). The Company’s management understands that absence of a formal pronouncement of the banks constitutes an implicit representation that the Company had not defaulted in relation to this obligation, including as of December 31, 2003. However, according to Chilean accounting principles, considering that the default situation allows the banks to require the acceleration of the repayments, and also considering the Company may request additional time for solving the default, the Company reclassified its indebtedness with these banks from long-term to current liabilities.

The negative working capital presented in the statement of financial position as of December 31, 2003 was significantly affected by the reclassification of loans as mentioned in the preceding paragraph. These loans are guaranteed by Endesa International, as subsidiary of our ultimate parent company Endesa-Spain. Consequently, continuity of the Company operations is not affected by our negative operating cash flows.

12.	ACCOUNTS PAYABLE TO THIRD PARTIES

At December 31, 2003 and 2002, the amounts related to accounts payable are as follows:

	2003	2002
Dona Francisca Energética S.A.	2,190	6,254
Mercado Atacadista de Energia — MAE	12,758	8,931
Cost for the use of the transmission system	1,881	978
ABB Ltda.	8,131	1,142
Petrobras Distribuidora	2,282	—
Others	240	1,663

Total	27,482	18,968

CIEN — Companhia de Interconexão Energética

13.	PROVISIONS

	2003		2002
	Short-term	Long-term	Short-term	Long-term
Provision for employees’ vacation	199	—	118	—
Drawback provision	—	112,467	—	—
Provision for contingencies	1,395	4,054	—	580

Total	1,594	116,521	118	580

The Company has imported equipment for projects (phases CIEN I and CIEN II) based on a special tax incentive regime (drawback), which means that the Company is exempt from the Import Tax and IPI (excise tax). In addition, the Company obtained a suspension of the ICMS tax levied by the state of Rio de Janeiro on imported equipment. In spite of the above, the Foreign Trade Department (DECEX), in charge of the tax incentive, annulled the exemption for the Company’s importations after March 31, 2001. CIEN obtained a court injunction and claimed an extension of the exemption until March 31, 2003 (awaiting the pronouncement of the foreign Trade Secretariat on the effects of the administrative action submitted by CIEN). As the court injunction was obtained, the drawback regime was considered as extended up to March 31, 2003. However, after the pronouncement of the Foreign Trade Secretariat, the judge declared the process as ended without examining its merits.

Based on the recent opinions of its legal counsel and taxes’ consultants, the Company decided to accrual the taxes adjusted up to December 31, 2003, as follows:

2003
Principal	75,310
Interest/monetary restatement	37,157

Total	112,467

14.	SHAREHOLDERS’ EQUITY

	Paid-in	Deficit for the	Retained earnings
	capital	pre-operating period	(accumulated deficit)	Total
Balance as of January 1, 2002	194,633	—	(27,685)	166,948
Deficit for the pre-operating period (Note 2k)	—	(24,648)	—	(24,648)
Net income for the year	—		22,360	22,360

Balance as of December 31, 2002	194,633	(24,648)	(5,325)	164,660
Dividends	—	—	(1,106)	(1,106)
Net income for the year	—	—	41,695	41,695

Balance as of December 31, 2003	194,633	(24,648)	35,264	205,249

CIEN — Companhia de Interconexão Energética

a.	Dividends:

The preferred shareholders (PN) have the right to receive a fixed annual dividend, not cumulative, equal to 10% of the preferred paid-in capital, if there are enough funds from the net income for the year. The common shareholders (ON), after the deductions established in paragraph 24 of the Company’s by-laws, will receive minimum dividend equal to 25% of net income for each year, adjusted in accordance with Law 6,404/76 and Law 10,303/01, from which the fixed dividends paid to the preferred shareholders (PN) will be deducted.

b.	Deficit for the pre-operating subsidiaries and the company for the period ended December 31, 2002:

	Deficit for the
Entity	pre-operating period

	2002	Accumulated

Subsidiaries:
CTM — Compañía de Transmisión del Mercosur S.A.	2,661	2,661
TESA — Transportadora de Energía S.A.	5,715	5,715

Total subsidiaries	8,376	8,376
CIEN — Companhia de Interconexão Energética	16,272	16,272

Total deficit for the pre-operating period	24,648	24,648

15.	OTHER NON-OPERATING REVENUES (EXPENSES)

As of December 31, 2003 and 2002, the composition of other non-operating revenues (expenses) is as follows:

	2003	2002
Other non-operating revenues:
Test energy of 2000 invoiced in 2003	8,119	—
Swap	—	204

Total	8,119	204

Translation currency effect — Technical Bulletin no. 64	23,627	—

Total other non-operating revenues	31,746	204

Other non-operating expenses:
Bank expenses and fines	(44,474)	(4,780)
Commission over loans with related parties	(4,284)	—
Contribution over financial disbursing (CPMF) and other	(5,225)	(4,211)
Effects on MAE liquidations	(1,326)	—
Adjustment of the fixed asset translation into historical U.S. dollar	—	(6,600)
Other expenses	(2,017)	—

Total	(57,326)	(15,591)

Translation currency effects — Technical Bulletin No. 64	—	(25,459)

Total	(57,326)	(41,050)

CIEN — Companhia de Interconexão Energética

16.	CONTINGENCIES

The Company has recorded a provision for contingencies amounting to US$117,916 in 2003 as described in Note 13 (US$580 in 2002).

17.	GUARANTEES

Endesa International S.A., our parent company is the guarantor of the loans and financing obtained from the International Development Bank (IDB) and KFW, until the financial institutions notification (Note 11).

18.	LOCAL AND FOREIGN CURRENCY

—	Assets

	Currency	2003	2002
Current assets
Accounts receivable from related parties	U.S. dollars	258	211
Financial charges paid in advance	U.S. dollars	2,986	2,986

	Total U.S. dollars	3,244	3,197
Other	Reais	176,635	91,862

Total current assets		179,879	95,059

Fixed assets	Reais	599,562	461,561

Other assets
Investment in wholly-owned subsidiaries	U.S. dollars	—	14,554
Accounts payable to related parties	U.S. dollars	—	41,312
Financial charges paid in advance	U.S. dollars	19,368	22,354

	Total U.S. dollars	19,368	78,220
Other	Reais	72,392	9,840

Total other assets		90,760	88,060

—	Current liabilities

	Currency	2003
					From 90 days
		Total	Until 90 days		to 1 year
				Annual		Annual
				rate		rate
Current liabilities
Loans and financing	U.S. dollars	371,254	—	4.46%	371,254	4.46%
Accounts payable to related parties	U.S. dollars	87,798	29,882	4.46%	57,916	4.46%
Accounts payable	U.S. dollars	7,405			7,405

	Total U.S. dollars	466,457	29,882		402,259
Accounts payable	Reais	20,077	20,077		—
Other	Reais	46,823	46,823		—

	Total Reais	66,900	66,900		—

Total current liabilities		533,357	96,782		402,259

CIEN — Companhia de Interconexão Energética

	Currency	2002
					From 90 days
		Total	Until 90 days		to 1 year
				Annual		Annual
				rate		rate
Current liabilities
Loans and financing	U.S. dollars	45,198	—	5.56%	45,198	5.56%
Accounts payable to related parties	U.S. dollars	67,100	10,961	5.56%	56,139	5.56%
Accounts payable	U.S. dollars	1,142	1,142		—

	Total U.S. dollars	113,440	12,103		101,337
Accounts payable	Reais	17,826	2,641		15,185
Other	Reais	13,157	13,157		—

	Total Reais	30,983	15,798		15,185

Total current liabilities		144,423	27,901		116,522

—	Non-current liabilities

		2003
			From	From
		Total	1 to 3 years	3 to 5 years
Non-current liabilities
Loans and financing	Reais	34,316	—	34,316
Provisions	Reais	116,521	4,054	112,467
Deferred income tax	Reais	15,074	—	15,074

	Total Reais	165,911	4,054	161,857

Total non-current liabilities		165,911	4,054	161,857

		2002
		Total	From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
				Annual rate		Annual rate		Annual rate		Annual rate
Non-current liabilities
Loans and financing	U.S. dollars	335,017	85,767	6.87%	85,767	6.87%	158,549	6.87%	4,934	6.87%

	Total U.S. dollars	335,017	85,767		85,767		158,549		4,934

Provisions	Reais	580	580

	Total Reais	580	580

Total non-current liabilities		335,597	86,347		85,767		158,549		4,934

19.	SANCTIONS

As of December 31, 2003 and 2002, there are no sanctions against the Company or its directors or managers.

CIEN — Companhia de Interconexão Energética

20.	WHOLESALE ELECTRIC POWER MARKET (MAE)

	Accounts	Accounts
Accounts receivable and payable to MAE	receivable	payable	Net
Balance as of December 31, 2002	11,928	(15,185)	(3,257)
Open balance of 2002, received in 2003	(11,928)	—	(11,928)
Open balance of 2002, paid in 2003	—	15,185	15,185
Estimated provision — November	—	(7,470)	(7,470)
Accrual based on estimates — December	—	(5,288)	(5,288)

Balance as of December 31, 2003	—	(12,758)	(12,758)

21.	SUBSEQUENT EVENTS

There are no known subsequent events to the financial statements date that could significantly impact on those financial statements.

22.	ENVIRONMENT (UNAUDITED)

On March 07, 2002, IBAMA issued a license of operation No. 196/2002, allowing CIEN to operate the interconnection system Brazil-Argentina II, including the second converter station of Garabí, the transmission line of Garabí-Itá II and the enlargement of the substation of Itá (Bay 2) during four (4) years.

In May 2003, the Company updated its Plan of Environment Management (PGA) for the operation stage, integrating the interconnection systems (Brazil-Argentina I and II). This third revision of the Brazilian PGA was submitted for BID ratification, which was sent together with the PGAs of the operation stage of each one of the Argentina interval (PGA CTM and PGA TESA).

Since August 2002, the specific field campaigns for the management of accidental impacts on the fauna have started. The information obtained through the campaigns and field observations will be consolidated together with the forms according to the impacts on fauna, completed by the operation and maintenance teams during the year.

In October 2003, the Company renewed at the State Secretariat of Environment (SEMA/RS) the license for the activities of intervention in the native vegetation, related to the maintenance of the Transmission Lines, Garabi-Itá I and II. These credentials were renewed with the Forests and Protected Areas Department (DEFAP) of SEMA/RS and are effective for one year until October 31, 2004.

CIEN — Companhia de Interconexão Energética

23.	PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND US GAAP

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total stockholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

The effects of these differences on the Company’s shareholders’ equity as of December 31, 2003 and 2002 and net income for the three years then ended are summarized below:

	2003		2002		2001
	Shareholders’		Shareholders’		Net (loss)
	equity	Net income	equity	Net income	un-audited
Chilean GAAP	205,249	41,695	164,660	22,360	(19,199)
Accounting for derivative instruments (a)	81,123	150,208	(69,085)	6,712	(75,719)
Capitalization of interest on financing (b)	(1,130)	57	(1,187)	7,091	8,278
Deferred tax on losses carryforwards (c)	—	—	—	13,189	(13,189)
Accumulated deficit development stage (d)	—	—	—	(6,027)	—
Tax effects on GAAP differences (e)	(27,198)	(51,090)	23,892	2,127	28,586

US GAAP	258,044	140,870	118,280	45,452	(87,877)

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“B.T. 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars. The Company and its foreign subsidiaries in Argentina all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64 and are remeasured into US dollars.

—	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

—	All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollar and the local currency.

—	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

—	The effects of any exchange rate fluctuations between the local currency and the US dollar are included in the results of operations for the period.

As discussed in Note 2c, the foreign exchange currency translation procedures defined by Technical Bulletin 64 are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation, if applicable, and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP.

CIEN — Companhia de Interconexão Energética

a.	Accounting for derivative instruments

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts or the consideration of non-financial instrument contracts as derivatives and therefore they are not reflected in the financial statements.

Certain Company’s generation and distribution commodity contracts could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and would be required to be accounted for at fair value. These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) have a net settlement provision or have the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

The Company assessed that its commodity contracts that are requirements contracts do no meet the above definition because the contracts do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default clause. A requirements contract allows the purchaser to use as many units of power as required to satisfy its actual needs for power during the period of the contract, and the party is not permitted to buy more than its actual needs.

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded. However, only certain participants have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a country by country basis. The Company has also concluded that multiple-delivery long-term power contracts meet the net settlement characteristic. Management multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement, consequently these contracts are accounted for as derivatives that under SFAS No.133.

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

CIEN — Companhia de Interconexão Energética

b.	Capitalization of interest on financing

Interest on loans and financing of work in progress was accounted for in fixed assets during the construction of projects CIEN I and CIEN II. For US GAAP the interest capitalized in excess of amounts qualified for interest capitalization was reversed in accordance with Statement of Financial Accounting Standards No. 34 (SFAS 34).

The Chilean GAAP determines that the totality of the interest on loans and financing of fixed assets acquisition or construction has to be accounted for in fixed assets. As determined in SFAS 34, the amount capitalized in an accounting period shall be determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period.

c.	Deferred taxes on losses carryforwards

In 2001 the Company recorded a valuation allowance for deferred taxes on losses carryforwards for US GAAP, which was reversed in 2002.

d.	Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage is recorded directly in the parent company’s equity. Under US GAAP, such costs must be charged to income as incurred.

e.	Tax effects on GAAP differences

Refers to effects of income and social contribution taxes on the Chilean to US GAAP differences.

Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and 2003 for which it is practicable to estimate that value:

—	Cash

The fair value of the Company’s cash is equal to its carrying value.

—	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

—	Marketable securities

The fair value of marketable securities is based on quoted market prices of the mutual money market funds held and approximates carrying value.

CIEN — Companhia de Interconexão Energética

—	Long-term accounts receivable

The fair value of long-term accounts receivable was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities.

—	Long-term debt

The fair value of long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	December 31, 2003		December 31, 2002
	Carrying value	Fair value	Carrying value	Fair value
Cash	4,816	4,816	245	245
Time deposits	39,135	39,135	17,250	17,250
Accounts Receivables	83,203	83,203	64,039	64,039
Long-term receivables	65,416	65,416	41,312	41,312
Long-term debt	34,316	34,316	335,017	335,017

[DELOITTE LOGO]

Deloitte & Co. S.R.L.
Florida 234-Piso 5°
Buenos Aires C1005AAF
Argentina

Tel: (54) 11-4320-2700
Fax: (54) 11-4320-8081
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and the Board of Directors of
Comercializadora de Energía del Mercosur S.A. (“CEMSA”)

We have audited the accompanying balance sheets of Comercializadora de Energía del Mercosur S.A. (“CEMSA”) as of December 31, 2002 and 2003, and the related statements of operations and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Comercializadora de Energía del Mercosur S.A. (“CEMSA”) as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the financial statements.

Our audit also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(b). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Buenos Aires, January 22, 2004, except for Note 15 for which the date is April 30, 2004.

DELOITTE & Co. S.R.L.

/s/ Carlos A. Lloveras

CARLOS A. LLOVERAS

(Partner)

Member of
Deloitte Touche Tohmatsu

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2002	2003	2003
	ThCh$	ThCh$	ThUS$
ASSETS
CURRENT ASSETS:
Cash	7,090,949	6,744,646	11,358
Time deposits	50,668	48,019	81
Accounts receivable, net	885,948	333,868	562
Amounts due from related companies (note 5.a)	6,023,164	14,582,996	24,559
Income taxes and V.A.T. recoverable	1,665,772	1,436,545	2,419
Other current assets (note 6)	5,111,629	2,821,754	4,753

Total current assets	20,828,130	25,967,828	43,732

PROPERTY, PLANT AND EQUIPMENT:
Equipment and others (note 7)	231,112	297,443	501
Accumulated depreciation (note 7)	(84,053)	(119,794)	(202)

Total property, plant and equipment, net	147,059	177,649	299

TOTAL ASSETS	20,975,189	26,145,477	44,031

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	4,829,161	7,891,500	13,290
Amounts payable to related companies (note 5.b)	5,948,601	9,476,842	15,960
Withholdings	133,080	80,873	136
Income taxes payable (note 8)	2,315,279	873,212	1,471
Other current liabilities	58,893	114,291	192

Total current liabilities	13,285,014	18,436,718	31,049

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	10,169,855	8,320,326	14,012
Other reserves	46,540	38,074	64
Retained earnings	895,650	(2,005,331)	(3,377)
Net income (loss) for the year	(3,421,870)	1,355,690	2,283

Total shareholders’ equity	7,690,175	7,708,759	12,982

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,975,189	26,145,477	44,031

The accompanying notes are an integral part of these financial statements.

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2001
	(un-audited)	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	944,851	2,809,318	3,514,138	5,918
ADMINISTRATIVE AND SELLING EXPENSES	(1,617,723)	(871,871)	(1,091,909)	(1,839)

OPERATING (LOSS) INCOME	(672,872)	1,937,447	2,422,229	4,079

NON-OPERATING INCOME AND EXPENSE:
Interest income	739,793	3,648,957
Other non-operating income (note 10.a)	61,060	5,568	218,800	369
Interest expense			(277,362)	(467)
Other non-operating expenses (note 10.b)	(75,628)	(6,695,123)	(7,903)	(14)

NON-OPERATING INCOME (EXPENSE), NET	725,225	(3,040,598)	(66,465)	(112)

INCOME (LOSS) BEFORE INCOME TAXES	52,353	(1,103,151)	2,355,764	3,967
INCOME TAXES	(18,320)	(2,318,719)	(1,000,074)	(1,684)

NET INCOME (LOSS) FOR THE YEAR	34,033	(3,421,870)	1,355,690	2,283

The accompanying notes are an integral part of these financial statements.

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

				Net income
	Paid-in	Other	Retained	(loss) for
	capital	reserves	earnings	the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2001 (1)	8,037,983	11,626	704,388		8,753,997
Transfer of prior year income to retained earnings (1)		23,443	(23,443)
Cumulative translation adjustment under Chilean GAAP	1,136,934	1,645	99,631		1,238,210
Net income for the year (1)				32,724	32,724

As of December 31, 2001 (1)	9,174,917	36,714	780,576	32,724	10,024,931

As of December 31, 2001 (1)(2)	9,541,914	38,184	811,798	34,033	10,425,929

As of January 1, 2002	9,174,917	36,714	780,576	32,724	10,024,931
Transfer of prior year income to retained earnings		5,786	26,938	(32,724)
Cumulative translation adjustment under Chilean GAAP	894,246	3,579	79,269		977,094
Net loss for the year				(3,387,990)	(3,387,990)

As of December 31, 2002	10,069,163	46,079	886,783	(3,387,990)	7,614,035

As of December 31, 2002 (2)	10,169,855	46,540	895,650	(3,421,870)	7,690,175

As of January 1, 2003	10,069,163	46,079	886,783	(3,387,990)	7,614,035
Capital increase			(3,387,990)	3,387,990
Cumulative translation adjustment under Chilean GAAP	(1,748,837)	(8,005)	495,876		(1,260,966)
Net income for the year				1,355,690	1,355,690

As of December 31, 2003	8,320,326	38,074	(2,005,331)	1,355,690	7,708,759

As of December 31, 2003 (3)	14,012	64	(3,377)	2,283	12,982

(1)	Un-audited

(2)	Restated in thousands of constant Chilean pesos as of December 31, 2003.

(3)	Presented in thousands of US$ at the exchange rate as of December 31, 2003 of Ch$593.8 for US$1

The accompanying notes are an integral part of these consolidated financial statements

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2001
	(un-audited)	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
Net income (loss) for the year	34,033	(3,421,870)	1,355,690	2,283
Charges (credits) to income (loss) which do not represent cash flows:
Depreciation	25,369	41,604	51,027	60
Exchange difference, net	962,812	257,775	(112,017)	(163)
Changes in assets which affect cash flows:
Decrease in trade receivables	6,755,155	807,526	552,080	930
Increase in due from related companies	(4,173,873)	(1,849,291)	(8,559,832)	(14,415)
Decrease (increase) in other assets	5,995,679	(4,041,158)	2,519,103	4,242
Changes in liabilities which affect cash flows:
(Decrease) increase in accounts payable associated with operating results	(5,607,809)	8,156,179	6,590,580	11,099
Increase (decrease) in other accounts payable associated	12,241	2,444,581	(1,438,876)	(2,423)

Net cash flows provided by operating activities	4,003,607	2,395,346	957,755	1,613

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(80,752)	(110,737)	(66,332)	(112)

Net cash used in investing activities	(80,752)	(110,737)	(66,332)	(112)

POSITIVE NET CASH FLOW FOR THE YEAR	3,922,855	2,284,609	891,423	1,501
EFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	62,306	431,352	(1,240,375)	(2,090)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,985,161	2,715,961	(348,952)	(589)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	440,495	4,425,656	7,141,617	12,027

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4,425,656	7,141,617	6,792,665	11,438

The accompanying notes are an integral part of these financial statements.

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
NOTES TO THE FINANCIAL STATEMENTS
As of and for the years ended December 31, 2003 and 2002

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003)

Note 1.	Description of Business

The Company was constituted to trade in the wholesale electric market, on its own account and/or by mandate and/or on behalf third parties and/or associated to third parties, within the Mercosur.

On April 8, 2002, the General Ordinary and Extraordinary Shareholders’ Meeting enlarge the main business to natural gas commercialization, on its own account and/or by mandate and/or on behalf third parties and/or associated to third parties, on the same countries. The Company obtained the corresponding authorization as an energy broker from the Energy Department and the Enargas (natural gas regulatory agency).

According to Resolution No. 613 of December 9, 1998, the Company obtained the authorization of the Energy Department to export 500 MW of firm capacity and associated energy to the Federal Republic of Brazil, during 20 years as from the starting date of commercial operations of the International Interconnection Transmission System.

The buyer is Companhia de Interconexão Energética (CIEN), which demand comes from an International Bid promoted by the Federal Republic of Brazil, which this Company was awarded.

To comply with the export before mentioned, the Company, together with Central Costanera S.A., initiated the First International Transmission Interconnection of high capacity between the region systems, in order to export capacity and energy from Argentina.

As a consequence of that, the Company entered into agreements with Compañía de Transmisión del Mercosur S.A. for the construction, operation and maintenance of the international enlargement of the International Interconnection System from the Transforming Station (TS) Rincón de Santa María to the TS Garabí, in Argentine territory; and of the national enlargement, constituted by other works in Rincón de Santa María Substation.

Both enlargements have the respective Convenience and Public Necessity Certificates issued by the Electricity Regulatory National Entity (ENRE), which also approved the plan of the corresponding Line.

The International Interconnection System started the commercial operations on June 21, 2000.

On December 20, 2000, by Resolution No. 263/00, the Energy Department granted to the Company the export license for another 1,000 MW of firm capacity and associated energy to the Federal Republic of Brazil, for the customer Companhia de Interconexão Energética.

To comply with this new commitment, the Company entered into agreements with Transportadora de Energía S.A. for the construction, operation and maintenance of the international enlargement of the International Interconnection System from the TS Rincón de Santa María to the TS Garabí, in Argentine territory; and of the national enlargement, constituted by other works in Rincón de Santa María Substation.

Both enlargements have the respective Convenience and Public Necessity Certificates issued by the Electricity Regulatory National Entity (ENRE), which also approved the plan of the corresponding Line.

This second system started the commercial operations, reduced to 420 MW, on May 1, 2002, and fully on August 1, 2002.

By Resolution No. 365/01 of November 15, 2001, the Company received from the Energy Department export licenses for other additional 50 MW through the First International Interconnection for a 20 year-period, and by Resolution No. 607/02 of August 8, 2002 other 50 MW through the Second International Interconnection for the same period.

During 2003, the Company obtained from the Energy Department the export licenses No. 76, 77 and 78/03 of January 24, 2003, to export 338 MW of firm capacity and associated energy to the Republic of Uruguay, for a two year-period beginning on February 1, 2003.

Additionally, the Company carries out commercial operations in the domestic market, by its own and on behalf third parties, in this last case backing with agreements with wholesale electric market generators, which support the commercialization agreements entered into with large customers and distributors.

Likewise, the possibility to export firm capacity and associated energy to Chile, is being analyzing by the Company.

Note 2.	Summary of Significant Accounting Policies

a)	General

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the Chilean Superintendence of Securities and Insurance — SVS (collectively “Chilean GAAP”).

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

These financial statements have been translated from Argentine pesos to US dollars, and, later translated to Chilean pesos, starting from the accounting records of the Company, kept in pesos (Argentine currency) in conformity with Argentine legislation, except by the elimination of certain items such as the inflation adjustment. For this purpose, the Company followed the methodology of conversion described in the Technical Bulletin No. 64 (BT No. 64) issued by the Chilean Accountants Association, for investments in non-stable countries and that are not considered as an extension of the holding Company operations.

Additionally, certain valuation adjustments have been made to adequate the balances in Argentine currency to accounting principles generally accepted in Chile, that include the effect of the monetary correction in conformity with Technical Bulletin No. 13 of the Chilean Accountants Association.

The exchange rate as of December 31, 2002 and 2003 was 718.61 Chilean pesos and 593.80 Chilean pesos, respectively, per each US dollar. Likewise, the consumer prices index issued by the National Statistics Institute of Chile was 3% and 1% for the years ended on December 31, 2002 and 2003, respectively.

b)	Years covered

These financial statements reflect the Company’s financial position as of December 31, 2002 and 2003, and the results of its operations and its cash flows for years ended December 31, 2001 (un-audited), 2002 and 2003.

c)	Constant currency restatement

Comparative financial statements

For comparative purposes, the 2001 (un-audited) and 2002 financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of December 31, 2003, purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translation of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2003 of Ch$ 593.80 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

d)	Time deposits

Time deposits are presented at original placement plus accrued interest, as applicable.

e)	Property, plant and equipment

Property, plant and equipment are valued at the acquisition cost, that include all significant costs necessary to put these assets in a position to be used in the Company’s business, including financial costs related to construction work carried out over a considerable length.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its assets. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows, to recover all fixed asset costs, including depreciation, the book values of those assets must be reduced to their net realizable values with a charge to non-operating expenses. The Company has not identified impairments in the net book values of its property, plant and equipment.

f)	Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.

g)	Revenue recognition

Revenue consists of revenue for electric power sales on its own name and the net revenues from sales of electric power on behalf third parties. Revenue is recognized when energy and power is provided at rates specified under contract terms.

h)	Income tax and deferred income taxes

The Company determines income tax applying the current legal tax rate of 35% to the tax income of the year, considering the timing differences between the accounting values and the tax values of assets and liabilities, as well as unused tax losses or tax credits subject to deduction of future tax income whenever it becomes probable.

In addition, the Company determines the minimum deemed income tax by applying a 1% rate on the assets at year-end. This tax is a complement of income tax. The Company’s tax obligation will be the highest of both taxes. Nevertheless, should the minimum deemed income tax exceeds during a fiscal year the amount of income tax, such excess can be computed as payment to account of any surplus of income tax over the minimum deemed income tax that could occur in any of the next ten fiscal years.

i)	Statements of cash flows

The Statements of Cash Flows have been prepared in accordance with the indirect method.

Investments considered as cash equivalents, include time deposits with maturities less than 90 days.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

Note 3.	Change in Accounting Principles

There were no changes in accounting principles during the years ended December 31, 2001 (un-audited), 2002 and 2003 that would affect the comparison with the prior year financial statements.

Note 4.	Accounts, Notes and Other Receivables

Current accounts, amounts due from related companies and other receivables as of each December 31, are as follows:

	As of December 31,
Account	Under 90 days		91 days to 1 year		Current
	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivable	885,948	333,868			885,948	333,868
Amounts due from related companies	6,023,164	13,417,590		1,165,406	6,023,164	14,582,996
Income taxes and V.A.T. recoverable			1,667,071	1,437,799	1,665,772	1,436,545

Total					8,574,884	16,353,409

Note 5.	Transactions with Related Companies

The balances of accounts receivable and payable are as follows at December 31, 2002 and 2003:

(a)	Notes and accounts receivable due from related companies:

	As of December 31,
	Current		Long term
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Companhia de Interconexão Energética	6,023,164	14,582,996	—	—

(b)	Notes and accounts payable due to related companies:

	As of December 31,
	Current		Long term
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A.	4,811,274	5,017,515
Hidroeléctrica El Chocón S.A.	3	—
Compañía de Transmisión del Mercosur S.A.	108,225	1,004,665
Transportadora de Energía S.A.	198,432	2,539,013
Central Dock Sud S.A.	830,667	915,649

Total	5,948,601	9,476,842	—	—

Note 6.	Other Current Assets

Other current assets are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Time deposits in guarantee to third parties	5,091,183	2,790,809
Others	20,446	30,945

	5,111,629	2,821,754

Note 7.	Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of December 31,
			Useful live
	2002	2003	range
	ThCh$	ThCh$	Years
Furniture and fixtures, tools, and computing equipment	93,918	101,313	3 - 5
Vehicles	82,540	82,339	5
Other assets	54,654	113,791	5

Subtotal property plant and equipment	231,112	297,443

Accumulated depreciation at beginning of year	(42,449)	(68,767)
Depreciation of the year	(41,604)	(51,027)

Accumulated depreciation at end of year	(84,053)	(119,794)

Total property, plant and equipment, net	147,059	177,649

Note 8.	Income taxes payable

a)	Income taxes payable as of each year-end are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Income tax provision – current	2,315,279	873,212
Recoverable tax credits	—	—

	2,315,279	873,212

b)	The net effect of recording taxes resulted in a net charge to income of ThCh$ (18,320), ThCh$ (2,318,719) and ThCh$ (1,000,074) during the years ended December 31, 2001 (un-audited), 2002 and 2003, respectively.

Note 9.	Shareholders’ Equity

(a)	Dividends

During the years ended December 31, 2001 (un-audited), 2002 and 2003 the Company has not paid dividends

(b)	Number of shares

As of December 31, 2002 and 2003 the number of shares authorized, issued and outstanding was 14,012,000 all of which have voting rights.

(c)	Subscribed and paid-in capital is as follows:

	As of December 31, 2003
	Shares	ThCh$
As of December 31, 2002	14,012,000	10,169,855
Exchange rate conversion difference		(1,849,529)

As of December 31, 2003	14,012,000	8,320,326

(d)	Other reserves

Other reserves are composed by the legal reserve, constituted in accordance with the Argentine Corporations Law and the articles of incorporation, by the 5% of the net income for the year, after prior year adjustments if any, until such reserve equals 20% of the capital.

Note 10.	Other Income and Expenses

a.	The detail of other non-operating income is as follows:

	As of December 31,
	2001
	(un-audited)	2002	2003
	ThCh$	ThCh$	ThCh$
Effect of application of BT 64			218,800
Others	61,060	5,568

	61,060	5,568	218,800

b.	Other non-operating expenses are as follows:

	As of December 31,
	2001
	(un-audited)	2002	2003
	ThCh$	ThCh$	ThCh$
Effect of application of BT 64	75,628	6,695,123
Others			7,903

	75,628	6,695,123	7,903

Note 11.	Commitments and Contingencies

The Company is subject to certain guarantee obligations assigned by the related companies Companhia de Interconexão Energética (“CIEN”), Compañía de Transmisión del Mercosur S.A. (“CTM”) and Transportadora de Energía S.A. (“TESA”) (the “Project Companies”) to Banco Santander Central Hispano (“Collateral Agent”) and other financial institutions, emerging from the corresponding agreements subscribed between the Company and the “Project Companies”, the Company becomes engaged to pay all payments related to such agreements to the Collateral Agent. Likewise, the Collateral Agent could exercise all the rights that the Project Companies are entitled to, through a reliable notification to the Company. As a consequence, the Collateral Agent and the Project Companies authorize the Company and this accepts to comply with such notification terms.

On the other hand, the Company recognizes that any action to: (i) cancel or extinguish any of the assigned agreements; (ii) materially modify any assigned rights; (iii) sell, give up or dispose, total o partially any of the assigned rights; or (iv) take any action on the assigned right that could affect the Collateral Agent rights or interest, will be subject to the previous approval of the Collateral Agent.

Note 12.	Foreign Currencies

As of December 31, 2002 and 2003, foreign currency denominated assets and liabilities are as follows:

		As of December 31,
		2002	2003
Account	Currency	ThCh$	ThCh$
(a) Current assets
Cash	US$	6,593,249	6,150,549
	Argentine Peso	497,700	594,097
Time deposits	Argentine Peso	50,668	48,019
Accounts receivable, net	Argentine Peso	885,948	333,868
Amounts due from related companies	US$	6,023,164	14,582,996
Income taxes and V.A.T. recoverable	Argentine Peso	1,665,772	1,436,545
Other current assets	US$	5,091,181	2,790,809
	Argentine Peso	20,448	30,945

Total current assets		20,828,130	25,967,828

(b) Property, plant and equipment
Equipment and others	US$	231,112	297,443
Accumulated depreciation	US$	(84,053)	(119,794)

Total Property, plant and equipment, net		147,059	177,649

(c) Total assets
Total assets by currency	US$	17,854,653	23,702,003
	Argentine Peso	3,120,536	2,443,474

Total assets		20,975,189	26,145,477

		As of December 31,
		2002	2003
Account	Currency	ThCh$	ThCh$
(d) Current liabilities
Accounts payable	US$	902,183	420,802
	Argentine Peso	3,926,978	7,470,698
Amounts payable to related companies	US$	5,948,601	9,476,842
Withholdings	Argentine Peso	133,080	80,873
Income taxes payable	Argentine Peso	2,315,279	873,212
Other current liabilities	Argentine Peso	58,893	114,291

Total current liabilities and total liabilities		13,285,014	18,436,718

(e) Total liabilities
Total liabilities by currency	US$	6,850,784	9,897,644
	Argentine Peso	6,434,230	8,539,074

Total liabilities		13,285,014	18,436,718

Note 13.	Power sale contracts to Brazil

On June 21, 2000 the Company started operations through an export of 500 MW of capacity and associated energy to Brazil, in agreement with the contract subscribed with CIEN. To comply with this obligation, the Company signed several contracts with Central Piedra Buena S.A. and Central Costanera S.A. for the provision of 250 MW of capacity plus the associated energy, for each one. According to these contracts, the Company operated as an agent on behalf of the generators, and from 2002, on a small portion, on its own name. For a term of 20 years, the generators transferred the commercialization of two 250 MW blocks of the total production of capacity and associated energy, of the plants located in Bahia Blanca and Buenos Aires City, respectively, for supplying to CIEN; on the other hand, the Company will reimburse to Central Piedra Buena S.A. and Central Costanera S.A. the amounts collected from CIEN.

During 2001, the Company signed a contract with CIEN to provide other additional 50 MW of capacity plus the associated energy. To comply with this obligation, the Company signed an agreement of commercialization of generation with Centrales Térmicas del Noroeste S.A., which started on December 1, 2001.

On December 20, 2000, by Resolution No. 263/00 of the Energy Department, an export license was granted to the Company for other additional 1000 MW of capacity and associated energy to be exported to the Federal Republic of Brazil, as from the start of the Second Transport of Electrical Energy System of International Interconnection, do it on August 1, 2002, being CIEN the customer. To comply with this obligation the Company signed several contracts with different energy generators companies.

With respect to the above-mentioned commercialization agreements, on June 4, 2003, CEMSA informed to the generators that CIEN, its client in Brazil, was unable to comply with the agreements to purchase installed capacity and energy for 800 MW, of a total of 1,000 MW, corresponding to the Second Interconnection between Argentina and Brazil, as its client, Companhia Paranaense de Energia (COPEL) had ceased complying with the payments under such contract. Consequently, CIEN informed CEMSA that it will only make partial payments of the contracts included in the Second Interconnection amounting to 20% of the total (share of the contracts not signed with COPEL). Therefore, CEMSA informed to the generators that it will only make partial payments of the Second Interconnection agreements in identical percentages.

Analyzed this situation and after a negotiation process, the Company agreed several modifications of the current agreements related to prices, volumes of capacity and associated energy and terms, and also incorporating new generators to the operation.

Likewise, as a consequence of the partial payments for the operations from April to October 2003, the Company agreed that the remaining debt will be repaid in 12 monthly equal and consecutive installments – denominated in US dollars – starting in January 2004.

Note 14.	The Argentine economic context

The Argentine Republic is undergoing the effects of an unfavorable economic environment, characterized by several indicators such as an important level of foreign debt, the crisis of its financial system, a country risk at unprecedented levels and an economic recession that lasted over four years. This situation has resulted in a dramatic decrease on the demand of goods and services and a relevant increase of the unemployment ratio. Also, the capacity of the National Government to meet its obligations and the access to credit lines has been affected by these adverse circumstances.

In order to face this crisis, as from December 2001, the National Government has issued several measures mainly related to the restriction on the free disposition of funds deposited with Banks and the transfer of foreign currency abroad. As from January 2002, several laws, decrees and regulations implying a deep change to the former economic model, have been announced. One of the most relevant measures was the implementation of the variable exchange rate, which resulted in a significant devaluation during the first quarter of 2002; the “pesification” (on the basis of a 1 peso = 1 US$ rate) of the prices of certain assets and liabilities denominated in foreign currency maintained in Argentine and the consequent increase of the internal prices.

As from the enactment of Law No. 25,561 (Public Emergency Law and Modification of the Exchange System), the adjustments in terms of US dollars or other foreign currencies and other indexing mechanisms included in contracts with the Federal Administration, are suspended. The prices and rates at that date were converted into pesos at the exchange rate $ 1 to US$ 1. Also, the National Government is authorized to renegotiate such contracts.

Debts denominated in US dollars held with the Argentine financial system as well as the obligations denominated in such currency and out off the financial system, that were agreed under Argentine laws whichever its the source and nature, existing from the enactment of Law No. 25,561, were converted at a 1 $ = 1 US$ rate plus the “reference stabilization coefficient” (CER) adjustment, published by the Central Bank of the Republic of Argentina (BCRA) and applied from February 2002 and its based on the evolution of the consumer prices. For the particular case of US dollar denominated debts held with the Argentine financial system, in addition to the above-mentioned coefficient, a rate it’s applied that will not be able to surpass the maximum rate established by the Argentine Central Bank (BCRA).

The future evolution of the Argentine economic crisis could demand modifications of the measures adopted by the National Government or additional regulations.

Note 15.	Differences between Chilean and United States Generally Accepted Accounting Principles

     Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

Differences in Measurement Methods

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total stockholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

(a)	Inflation accounting

The cumulative inflation rate in Chile as measured by the consumer price index for the three-year period ended December 31, 2003 was approximately 7.3%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form-20-F the reconciliation included herein of net income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

(b)	Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and 2003 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2002		2003
	Carrying amount	Fair value	Carrying amount	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	7,090,949	7,090,949	6,744,646	6,744,646
Time deposits	50,668	50,668	48,019	48,019
Accounts receivable, net	885,948	885,948	333,868	333,868
Amounts due from related companies	6,023,164	6,023,164	14,582,996	14,582,996
Income taxes and V.A.T. recoverable	1,665,772	1,665,772	1,436,545	1,436,545
Other current assets	5,111,629	5,111,629	2,821,754	2,821,754
Accounts payable	4,829,161	4,829,161	7,891,500	7,891,500
Amounts payable to related companies	5,948,601	5,948,601	9,476,842	9,476,842
Withholdings	133,080	133,080	80,873	80,873
Income taxes payable	2,315,279	2,315,279	873,212	873,212
Other current liabilities	58,893	58,893	114,291	114,291
Derivative contracts	76,559,841	76,559,841	68,882,340	68,882,340

(c)	Derivative instruments

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts or the consideration of non-financial instrument contracts as derivatives and therefore they are not reflected in the financial statements.

Certain Company's generation and distribution commodity contracts could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and would be required to be accounted for at fair value. These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) have a net settlement provision or have the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

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

Because both the purchases and sales interconnection contracts are for periods up to 20 years in complex markets, where no similar term forward market information is available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques. The Company has recorded the best estimate of fair value, however with different assumptions such as interest rates, inflation rates, exchange rates, electricity rates, and increases in cost trends, materially different fair values could result. As a result such estimates are highly volatile and dependent upon the assumptions used. The assumption to measure the fair value of these interconnection related contracts using the Argentine market prices may have a significant effect on the Company’s net income and shareholders’ equity.

(d)	Effect of conforming to U.S. GAAP

The reconciliation of reported net income (loss) required to conform to U.S. GAAP is as follows:

	As of December 31,
	2001
	(un-audited)	2002	2003
	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	34,033	(3,421,870)	1,355,690
Derivative instruments	11,936,801	64,603,094	5,619,606
Deferred tax effects on the U.S. GAAP adjustments	(4,177,880)	(22,611,083)	(1,966,862)

Net (loss) income in accordance with U.S. GAAP	7,792,954	38,570,141	5,008,434

Other comprehensive income (loss):
Cumulative translation adjustment related to U.S GAAP adjustments	4,149,896	508,366	(9,140,758)
Cumulative translation adjustment under Chilean GAAP	(1,238,210)	(977,094)	1,260,966

Comprehensive (loss) income in accordance with U.S.GAAP	10,704,640	38,101,413	(2,871,358)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,
	2001
	(un-audited)	2002	2003
	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	10,425,929	7,690,175	7,708,759
Derivative instruments(c)	11,936,801	77,325,439	68,882,340
Deferred tax effects on the U.S. GAAP adjustments	(4,177,880)	(27,063,903)	(24,108,819)

Shareholders’ equity in accordance with U.S. GAAP	18,184,850	57,951,711	52,482,280

(e)	Recently issued Accounting Pronouncements

In October 2002, the EITF reached a final consensus on EITF Issue No. 02-03. Primarily, the final consensus provided for (1) the rescission of the consensus reached on EITF Issue No. 98-10, (2) the reporting of gains and losses on all derivative instruments considered to be held for trading purposes to be shown on a net basis in the income statement, and (3) gains and losses on non-derivative energy trading contracts to be similarly presented on a gross or net basis, in connection with the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The Company adopted the EITF Issue No. 02-03, as of January 1, 2003; the adoption of this consensus did not have a material impact on the Company’s results of operations, cash flows or financial position.

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities, including the qualifications for the normal purchases and normal sales exception, under SFAS No. 133. The amendment reflects decisions made by the FASB and the DIG process in connection with issues raised about the application of SFAS No. 133. Generally, the provisions of SFAS No. 149 are to be applied prospectively for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 provisions that resulted from the DIG process that became effective in quarters beginning before June 15, 2003 continue to be applied based upon their original effective dates. The Company adopted the provisions of SFAS No. 149 on July 1, 2003. Contracts that were being accounted for under the normal purchases and normal sales exception under SFAS No. 133 as of June 30, 2003 will continue to be accounted for under such exception, including following any modifications to these contracts, as long as the requirements for applying the normal purchases and normal sales exception are met. As a result, this issue did not have a material impact on the Company’s results of operations, cash flows or financial position.

On June 25, 2003, the FASB cleared the guidance contained in DIG Issue C20, “Scope Exceptions: Interpretation of the Meaning of ‘Not Clearly and Closely Related’ in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature.” DIG Issue C20, which applies only to the guidance in paragraph 10(b) of FASB No. 133 and not in reference to embedded derivatives, describes circumstances in which the underlying in a price adjustment clause incorporated into a contract that otherwise satisfies the requirements for the normal purchases and normal sales exception would be considered to be “not clearly and closely related to the asset being sold or purchased.” The guidance in DIG Issue C20 was effective for the Company on July 1, 2003. The Company’s review of existing contracts designated as normal purchases and normal sales under FASB No. 133 yielded no instances where an embedded price adjustment clause was not clearly and closely related to the contract’s underlying.

As a result, this issue did not have a material impact on the Company’s results of operations, cash flows or financial position.

EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease.” In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to broaden the scope of arrangements accounted for as leases. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The consensus will be applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for under historical accounting. The adoption of EITF Issue No. 01-08 would not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes.” In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 was effective for transactions or arrangements entered into after December 31, 2003. The adoption of EITF Issue No. 03-11 would not have a material effect on the Company’s results of operations, cash flows or financial position.