Form 20-F/A
period 2003-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2004-07-30
CIK 926864

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

EXPLANATORY NOTE

     The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2003 filed by EMPRESA NACIONAL DE ELECTRICIDAD S.A. (“Endesa-Chile”) on June 30, 2004 (the “2003 Form 20-F”) is to:

•  update the U.S. dollar convenience translation of our selected consolidated financial data using the U.S. dollar/Chilean peso observed exchange rate as of July 26, 2004;

•  include disclosure relating to our audit committee financial expert;

•  correct certain summarized US GAAP information provided in Item 5;

•  add a line-item in the contractual obligations table included on page 94 to describe our pension and post-retirement benefit obligations; and

•  specify that the audit report issued by Deloitte & Touche Sociedad de Auditores Consultores Limitada for Endesa-Chile’s consolidated financial statements as of and for the year ended December 31, 2001, is dated May 1, 2004 with respect to Note 2(r) thereto.

     Except for the revisions listed above, no other changes have been made to the 2003 Form 20-F.

Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2003 Form 20-F or reflect any events that have occurred after the 2003 Form 20-F was filed.

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

Financial Information

     In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “U.S. dollars,” “$” or “US$” are to United States dollars; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or Argentine pesos are to the legal currency of Argentina; references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2003, 1 UF was equivalent to Ch$16,920.00. The U.S. dollar equivalent of 1 UF was US$28.49 for December 31, 2003, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2003 of Ch$593.80 per US$1.00. As of July 26, 2004, 1 UF was equivalent to CH$17,077.78. The U.S. dollar equivalent of 1 UF was US$26.72 for July 26, 2004, using the Observed Exchange Rate reported by the Central Bank for July 26, 2004 of Ch$639.07 per US$1.00.

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

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—Selected Financial Data—Exchange Rates” at December 31, 2003. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

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

     All data, except ratios and operating data, are in millions. For the convenience of the reader, all data presented in U.S. dollars, in the following summary, as of and for the year ended December 31, 2003 are translated at the Observed Exchange Rate for July 26, 2004 of Ch$639.07 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see "—Exchange Rates” below.

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

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(Restated for general price-level changes and expressed in millions of constant					(millions of
	Ch$ as of December 31, 2003, except ratios and operating data)					US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Revenues from operations	966,892	947,027	1,055,733	947,480	920,281	1,440
Cost of operations	(729,036)	(643,669)	(669,234)	(561,142)	(550,447)	(861)
Administrative and selling expenses	(50,058)	(33,759)	(35,043)	(36,652)	(31,324)	(49)
Operating income	187,798	269,599	351,456	349,686	338,510	530
Equity in income (losses) of related companies, net	1,792	685	(10,046)	8,656	17,370	27
Goodwill amortization	(7,078)	(7,317)	(8,352)	(109,648)	(1,543)	(2)
Interest (expense) income, net	(196,073)	(239,859)	(218,899)	(204,929)	(188,874)	(296)
Price-level restatement and foreign currency translation, net	(93,296)	(3,767)	(10,269)	3,591	9,531	15
Other non-operating income (expense), net	(59,477)	213,822	(2,711)	(14,230)	(15,489)	(24)
Income before income taxes, minority interest and negative goodwill amortization	(166,334)	233,163	101,179	33,126	159,505	250
Income taxes	(34,377)	(89,369)	(40,311)	(71,335)	(27,378)	(43)
Extraordinary loss	—	—	—	(11,039)	—	—
Minority interest	(35,254)	(69,267)	(34,356)	(46,943)	(69,586)	(109)
Amortization of negative goodwill	37,500	41,548	46,370	86,779	15,590	24
Net income (loss)	(198,465)	116,075	72,882	(9,412)	78,131	122
Net income (loss) per share(2)	(24.20)	14.15	8.89	(1.15)	9.53	N.A.
Net income (loss) per ADS(2)	(725.91)	424.56	266.58	(34.43)	285.78	N.A.
US GAAP(6):
Revenues from operations	966,892	947,027	1,035,434	927,456	920,797	1,441
Operating income	196,934	331,582	357,112	191,564	156,469	245
Equity in income of related companies	(3,702)	831	(15,742)	29,726	45,193	71
Income taxes	(17,335)	(111,635)	(56,591)	(85,456)	24,468	38
Net income (loss) from continuing operations	(222,274)	97,825	(1,885)	(75,898)	72,741	114
Cumulative effect of changes in accounting principles, net of taxes and minority interest	—	—	32,654	—	(121)	N.A.
Income (loss) from discontinued operations net of tax and minority interest	1,871	437	479	278	115	N.A.
Net income (loss)	(220,403)	98,262	31,248	(75,620)	72,735	114
Net income (loss) on continuing operations per share(2)	(27.10)	11.93	3.75	(9.25)	8.85	N.A.
Net income (loss) on discontinued operations per share(2)	0.23	0.05	0.06	0.03	0.01	N.A.
Net income (loss) per share(2)	(26.87)	11.98	3.81	(9.22)	8.87	N.A.
Net income (loss) on continuing operations per ADS(2)	(813.00)	357.90	112.54	(277.61)	265.62	N.A.
Net income (loss) on discontinued operations per ADS(2)	6.90	1.50	1.75	1.02	0.42	N.A.
Net income (loss) per ADS(2)(4)	(806.10)	359.40	114.29	(276.59)	266.04	N.A.
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	6,461,820	6,076,734	6,425,187	6,589,443	5,465,336	8,552
Long-term liabilities	3,193,168	2,785,145	2,831,129	2,485,742	2,289,635	3,583
Minority interest	1,358,145	1,319,399	1,446,906	1,513,213	1,217,743	1,905
Total Shareholders’ equity	1,273,892	1,390,666	1,461,014	1,444,941	1,492,669	2,336
Capital Stock	1,050,194	1,050,194	1,050,194	1,050,194	1,050,194	1,643

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(Restated for general price-level changes and expressed in millions of constant					(millions of
	Ch$ as of December 31, 2003, except ratios and operating data)					US$)(1)
U.S. GAAP:
Total assets	6,421,796	6,014,477	5,992,126	6,320,553	5,154,756	8,066
Long-term liabilities	3,390,634	3,001,340	2,684,860	2,698,709	2,364,907	3,701
Minority interest	1,343,488	1,285,868	1,475,968	1,540,164	1,178,188	1,844
Total Shareholders’ equity	1,036,401	1,117,743	1,137,557	1,064,738	1,123,405	1,758
Capital Stock	1,050,194	1,050,194	1,050,194	1,050,194	1,050,194	1,643
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures(5)	150,092	90,560	53,502	136,207	131,140	205
Depreciation and amortization	186,902	171,249	153,415	223,926	167,081	261
Other Financial Data:
Dividends accrued per share(3)	—	1.02	0.99	—	—	—
Dividends accrued per ADS in US$(2)(3)(4)	—	0.04	0.04	—	—	—
Weighted average shares outstanding (million)	8,202	8,202	8,202	8,202	8,202	—
Number of ADS (million)	33	26	28	16	14	—

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$639.07 per U.S. dollar, the Observed Exchange Rate as of July 26, 2004. You should not construe the translation of currency amounts in this annual report to be a representation that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)	Per ADS amounts in millions of constant Chilean pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares). Per share amounts in millions of US$ are determined by dividing per ADS amounts by 30.

(3)	This chart details dividends payable in any given year, and not necessarily paid that same year.

(4)	US dollar amounts are calculated by applying the US dollar exchange rate on the dividend payment date to the nominal Chilean peso amount.

(5)	Capital expenditures does not include investments in equity investees and capital expenditures in development stage subsidiaries.

(6)	For reconciliation from Chilean GAAP to US GAAP see Note 34 “ Differences between Chilean and United States Generally Accepted Accounting Principles” of the consolidated financial statements.

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

     The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2003, the Informal Exchange Rate was Ch$593.40, or 0.07% higher than the published Observed Exchange Rate of Ch$593.8 Per US$1.00. On July 26, 2004, the Informal Exchange rate was Ch$642.50, or 0.54% higher than the published Observed Exchange Rate of Ch$639.07 per U.S.$1.00 corresponding to such date.

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

	Observed Exchange Rate(1)
	(Ch$ per US$)
Year	Low(2)	High(2)	Average(3)	Period-end
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	691.53	593.80
Last six months
2004
January	559.21	596.78	573.64	691.42
February	571.35	598.60	584.31	592.87
March	588.04	623.21	603.91	616.41
April	596.61	624.84	608.55	624.98
May	622.25	644.42	636.00	638.59
June	634.25	649.45	643.50	636.30
July (through July 26, 2004)	622.32	639.07	630.90	639.07

Source: Chilean Central Bank.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

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

     The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP
	(in millions of constant Ch$ as of
	December 31, 2003)
Net income (loss) for the year ended December 31:
2001	72,882	31,248
2002	(9,412)	(75,620)
2003	78,131	72,735
Shareholders equity as of December 31:
2002	1,444,942	1,064,738
2003	1,492,669	1,123,405

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

F. Tabular disclosures of contractual obligations

     The table below sets forth the Company’s cash payment obligations as of December 31, 2003:

Payment obligations due by period (in US$ million)
ENDESA-CHILE on a consolidated basis

		Jan 2004 -	Jan 2005 -	Jan 2006 -	After
As of December 31, 2003	TOTAL	Dec 2004	Dec 2005	Dec 2006	Dec 2006
Bank debt	884	243	141	57	444
Other bonds	840	13	53	310	464
Yankee bonds	2,016	0	0	150	1,866
Intercompany debt	124	124	0	0	0
Other debt	219	28	39	40	112
Financial expenses	1,469	295	278	257	1,698
Pension and postretirement obligations (4)	94.6	6.4	6.6	7.3	74.2
Contractual obligations (1)
Leases (2)	—	—	—	—	—
Purchase obligations (3)	2,528	134	131	126	1,078
Total	8,175	843	649	947	4,659

(1)	In addition to the contractual obligations set forth above, we expect to make capital expenditures of US$184 million in 2004, US$100 million in 2005 and US$294 million in 2006.

(2)	We do not have any material operating or capital lease obligations.

(3)	Comprised mainly of energy purchase contracts, operating and maintenance contracts and other services.

(4)	All of our pension and postretirement plans are unfunded. Cashflows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Antonio Pareja Molina is an audit committee financial expert as defined under Item 16A of Form 20-F.

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

Item 16D. Exemptions from Listing Requirements for Audit Committees

Not Required.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons

Not Required.

PART III

Item 17. Financial Statements.

None.

Item 18. Financial Statements.

Item 19. Exhibits.

Exhibit	Description
1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended*

1.2	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation)*

8.1	List of Subsidiaries (previously filed)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Empresa Nacional de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.

     We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Empresa Nacional de Electricidad S.A.

SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/S/ ALEJANDRO GONZÁLEZ DALE

Name: Alejandro González Dale
Title: Chief Financial Officer
Date: July 30, 2004

Endesa-Chile and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003

Endesa-Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Auditors:
Report of Independent Registered Public Accounting Firm — Empresa Nacional de Electricidad S.A. (Endesa - Chile) 2002 and 2003	F–2
Report of Independent Registered Public Accounting Firm — Endesa Argentina S.A. 2002 and 2003	F–3
Report of Independent Registered Accounting Firm — Endesa Colombia S.A. 2002 and 2003	F–4
Report of Independent Registered Public Accounting Firm – Central Hidroelectríca de Betania S.A. 2002 and 2003	F–5
Report of Independent Registered Public Accounting Firm – Centrais Eletricas Cachoeira Dourada S.A. 2002 and 2003	F–6
Report of Independent Registered Public Accounting Firm – CIEN – Companhía de Interconexao Energetica 2002 and 2003	F–7
Report of Independent Registered Public Accounting Firm — Empresa Nacional de Electricidad S.A. (Endesa - Chile) 2001	F–8
Audit report of Arthur Andersen – Endesa Argentina S.A. 2001	F–10
Audit report of Arthur Andersen – Endesa Colombia S.A. 2001	F–11
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2002 and 2003	F–12
Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003	F–14
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	F–15
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F–16
Notes to the Consolidated Financial Statements	F–18
Schedule I – Individual Financial Statements of Endesa-Chile S.A.	G–1
Consolidated Financial Statements of Compahia de Interconexaon Energética S.A. (CIEN) and Comercializadora de Energía del Mercosur S.A. (CEMSA) (See Note 34 p)	H–1

Ch$	-	Chilean pesos
US$	-	United States dollars
UF	-	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the prevíous month’s inflation rate (see Note 2 (b)).
ThCh$	-	Thousands of Chilean pesos
ThUS$	-	Thousands of United States dollars

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

/s/ Deloitte & Touche Sociedad de Auditores Consultores Limitada
Santiago, Chile
February 1, 2002 except for Note 2(r), Note 32, Note 34 for which the date is May 1, 2004

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