Form 20-F
period 2004-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2005-06-10
CIK 926864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

U.S.$ 150,000,000	7.200%	Notes due 2006
U.S.$ 230,000,000	7.875%	Notes due 2027
U.S.$ 220,000,000	7.325%	Notes due 2037
U.S.$ 200,000,000	8.125%	Notes due 2097
U.S.$ 400,000,000	7.750%	Notes due 2008
U.S.$ 400,000,000	8.502%	Notes due 2009
U.S.$ 400,000,000	8.350%	Notes due 2013
U.S.$ 200,000,000	8.625%	Notes due 2015

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

ITEM 17      ITEM 18

Table of Contents

Back to Contents

INTRODUCTION

     As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A., or Endesa-Chile, and its consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2004.

Financial Information

     In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “U.S. dollars,” “$” or “U.S.$ ” are to United States dollars; references to “pesos” or “Ch$ ” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or Argentine pesos are to the legal currency of Argentina; references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Perú, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2004, 1 UF was equivalent to Ch$ 17,317.05. The U.S. dollar equivalent of 1 UF was U.S.$ 31.07 for December 31, 2004, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2004 of Ch$ 557.4 per U.S.$ 1.00.

     The audited consolidated financial statements of Empresa Nacional de Electricidad S.A., or Endesa-Chile (the “Company”), and, unless otherwise indicated, other financial information concerning the Company included herein are presented in constant Chilean pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance), or SVS. Data expressed in Chilean pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2004 are expressed in constant Chilean pesos as of December 31, 2004. See Note 2(b) to the audited consolidated financial statements included herein. For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2004 calendar year is the percentage change between the November 2003 Chilean CPI and the November 2004 Chilean CPI which was 2.5%. Chilean GAAP as applied to the Company differs in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 33 to the audited consolidated financial statements of the Company contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to the Company and a reconciliation to US GAAP of net income and stockholders’ equity for the period and as of the dates indicated. Certain amounts may not add up due to rounding.

     Under Chilean GAAP, we consolidate the results from operations of a company defined as a “subsidiary” under Law No. 18,046. In order to consolidate a company we must generally satisfy one of two criteria:

     We must either:

•	control, directly or indirectly, more than a 50% voting interest in such company; or

•	nominate or have the power to nominate a majority of the board of directors of such company if we control 50% or less of the voting interest of such company.

     Endesa-Chile consolidates all its operational Chilean subsidiaries. In Argentina, Endesa-Chile consolidates the hydroelectric company Hidroeléctrica El Chocón S.A.(“El Chocón”) and the thermoelectric company Central Costanera S.A (“Costanera”). In Colombia, Endesa-Chile consolidates generation companies Hidroeléctrica Betania S.A.(“Betania”) and Emgesa S.A. E.S.P.(“Emgesa”). Endesa-Chile also consolidates the hydroelectric company Centrais Eléctricas Cachoeira Dourada S.A. (“Cachoeira Dourada”) in Brazil and the generation company Edegel S.A.A. (“Edegel”) in Perú. Due to consolidating adjustments, financial data reported by us relating to our consolidated subsidiaries may be materially different from that reported by our consolidated subsidiaries on a stand-alone basis.

Back to Contents

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information–Selected Financial Data–Exchange Rates” at December 31, 2004. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information–Selected Financial Data–Exchange Rates.”

Technical Terms

     As used throughout, references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively; and references to “kV” are to kilovolts. Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by us within power plants.

     Technical transmission losses are calculated by:

•	subtracting the number of GWh of energy sold from the amount of energy purchased and generated (which already excludes own energy consumption and losses of the power plant), within a given period.

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

     Enersis S.A. (“Enersis”), a holding company engaged in generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Perú, beneficially owned as of the date of this annual report, directly or indirectly, 60% of Endesa-Chile’s outstanding capital stock.

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

Back to Contents

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory environment in one or more of the countries in which we operate;

•	changes in the environmental regulatory framework in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America where we conduct our business; and

•	the factors discussed below under “Risk Factors”

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

Item 2.     Offer Statistics and Expected Timetable

     Not applicable.

Item 3.     Key Information

A.      Selected financial data.

     The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, included in this annual report. The audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Superintendency of Securities and Insurance (“SVS”), which together differ in certain important respects from US GAAP. Note 33 to the audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2004 in the following table have been restated in constant Chilean pesos as of December 31, 2004.

     All data, except ratios and operating data, are in millions. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2004 are translated at the Observed Exchange Rate for December 31, 2004 of Ch$ 557.4 per U.S.$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “–Exchange Rates” below.

     Our principal operating subsidiaries were consolidated prior to 1998. All companies have been consolidated according to Chilean GAAP.

     On December 17, 2004, our Colombian subsidiary, Endesa de Colombia S.A., owner of an 8.91% interest in Central Hidroeléctrica Betania S.A., was liquidated. As a result of this, Endesa-Chile (the parent company) and Compañía Eléctrica Cono Sur S.A., a company holding shares in Endesa de Colombia S.A., now have direct ownership interests in Central Hidroeléctrica Betania S.A.

     The information detailed in the following table includes the effect of certain accounting changes for the five years ended and as of December 31, 2004, which affect the comparability presented below. For further information on changes in accounting policies see Notes 3 and 33 to our consolidated financial statements.

Back to Contents

	As of or for the year ended December 31,
	2000	2001	2002	2003	2004	2004

						(millions of US$) (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$
Consolidated Income Statement Data
Chilean GAAP:
Revenues form operations	970,703	1,082,126	971,167	943,288	1,032,662	1,853
Cost of operations	(659,761)	(685,965)	(575,171)	(564,208)	(629,191)	(1,129)
Administrative and selling expenses	(34,603)	(35,919)	(37,568)	(32,107)	(34,445)	(62)
Operating income	276,339	360,242	358,428	346,973	369,026	662
Equity in income (losses) of related companies, net	702	(10,297)	8,872	17,804	19,203	33
Goodwill amortization	(7,500)	(8,561)	(112,389)	(1,582)	(1,464)	3
Interest (expense) income, net	(245,855)	(224,371)	(210,052)	193,596	(177,646)	(320)
Price-level restatement and foreign currency translation, net	(3,861)	(10,526)	3,681	9,769	22,842	40
Other non-operating income (expense), net	219,168	(2,779)	(14,586)	(15,876)	(28,045)	(51)
Income before income taxes, minority interest and negative goodwill amortization	238,993	103,708	33,954	163,492	203,916	367
Income taxes	(91,603)	(41,319)	(73,118)	(28,062)	(93,427)	(168)
Extraordinary loss	—	—	(11,315)	—	—	—
Minority interest	(70,999)	(35,215)	(48,117)	(71,326)	(42,802)	(78)
Amortization of negative goodwill	42,587	47,529	88,948	15,980	16,102	29
Net income (loss)	118,978	74,703	(9,648)	80,084	83,789	150
Net income (loss) per share in Ch$/US$	14.51	9.11	(1.18)	9.76	10.22	0.02
Net income (loss) per ADS in Ch$/US$ (2)	435.18	273.24	(35.29)	292.92	306.47	0.55
US GAAP (6):
Revenues from operations	994,971	1,087,853	950,643	943,817	1,032,662	1,853
Operating income	339,872	375,191	196,354	160,380	374,755	672
Equity in income of related companies	852	(16,539)	30,469	46,323	19,204	34
Income taxes	(114,426)	(59,456)	(87,592)	25,080	(152,273)	(273)
Net income (loss) from continuing operations	100,271	(1,932)	(77,795)	74,559	63,543	114
Cumulative effect of changes in accounting principles, net of taxes and minority interest	—	33,470	—	(124)	1,207	2
Income (loss) from discontinued operations net of tax and minority interest	448	491	285	118	—	—
Net income (loss)	100,719	32,029	(77,510)	74,553	64,750	116
Net income (loss) on continuing operations per share in Ch$/US$	12.23	3.84	(9.48)	9.08	7.89	0.01
Net income (loss) on discontinued operations per share in Ch$/US$	0.05	0.06	0.03	0.01	—	—
Net income (loss) per share in Ch$/US$	12.18	2.78	(9.45)	9.09	7.89	0.01
Net income (loss)on continuing operations per ADS in Ch$/US$	357.90	112.54	(277.61)	265.62	236.70	0.42
Net income (loss) on discontinued operations per ADS in Ch$/US$	1.50	1.80	0.90	0.30	—	—
Net income (loss) per ADS in Ch$/US$ (4)	368.39	117.16	(283.52)	272.45	236.70	0.42
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	6,228,652	6,585,817	6,754,179	5,601,969	5,317,659	9,540
Long-term liabilities	2,854,774	2,901,907	2,547,886	2,346,876	2,191,610	3,932
Minority interest	1,352,384	1,483,079	1,551,043	1,248,187	1,127,391	2,023
Total Shareholders’ equity	1,425,433	1,497,539	1,481,065	1,529,986	1,568,898	2,815
Capital stock	1,076,449	1,076,449	1,076,449	1,076,449	1,076,449	1,931
U.S. GAAP
Total assets	6,164,839	6,141,929	6,478,567	5,283,625	4,993,507	8,959
Long-term liabilities	3,076,374	2,751,982	2,766,177	2,424,030	2,309,342	4,143
Minority interest	1,318,015	1,512,867	1,578,668	1,207,642	1,039,968	1,866
Total Shareholders’ equity	1,145,687	1,165,996	1,091,357	1,151,491	1,192,849	2,140
Capital stock	1,076,449	1,076,449	1,076,449	1,076,449	1,076,499	1,931

Back to Contents

	As of or for the year ended December 31,
	2000	2001	2002	2003	2004	2004

						(millions of US$) (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$
Other Consolidated Financial Data
Chilean GAAP:
Capital expenditures (5)	92,824	54,840	139,612	134,419	96,136	172
Depreciation and amortization	175,530	158,189	229,524	171,258	157,554	283
Cash dividends per share in Ch$/US$ (3)	1.05	1.01	—	2.30	4.13	0.01
Cash dividends per ADS in US$ (2)(3)(4)	0.04	0.04	—	0.11	0.22	0.22
Weighted average shares outstanding (million)	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS (million)	26	28	16	14	13	13

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$ 557.4 per U.S. dollar the Observed Exchange Rate as of December 31, 2004. You should not construe the translation of currency amounts in this annual report to be representation that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)	Per ADS amounts in millions of constant Chilean pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares). Per share amounts in millions of US$ are determined by dividing per ADS amounts by 30.

(3)	This chart details dividends payable in any given year, and not necessarily paid that same year. 2004 dividend was paid on April 18, 2005.

(4)	US dollar amounts are calculated by applying the US dollar exchange rate on the dividend payment date to the nominal Chilean peso amount.

(5)	Capital expenditures does not include investments in equity investees and capital expenditures in development stage subsidiaries.

(6)	For reconciliation from Chilean GAAP to US GAAP, see Note 33, “Differences between Chilean and United States Generally Accepted Accounting Principles”, of our Audited Consolidated Financial Statements.

Exchange Rates

     Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the Chilean peso price of Endesa-Chile’s shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”), and, as a result, will likely affect the price of the Company’s American Depositary Shares (“ADSs”). Such fluctuations will also affect conversion of cash dividends relating to the Shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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

Back to Contents

     The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2004, the Informal Exchange Rate was Ch$ 556.00, or 0.25% less than the published Observed Exchange Rate of Ch$ 557.40 Per U.S.$ 1.00.

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

	Observed Exchange Rate(1) (Ch$ per U.S.$ )

Year	Low(2)	High(2)	Average(3)	Period-end

2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	691.53	593.80
2004	557.40	649.45	611.11	557.40

	Observed Exchange Rate (1) (Ch$ per U.S.$ )

Last six months	Low (2)	High (2)	Average	Period-end

2004
December	557.40	597.27	N.A.	557.40
2005
January	560.30	586.18	N.A.	585.40
February	563.22	583.84	N.A.	573.55
March	578.60	591.69	N.A.	585.93
April	572.75	588.95	N.A.	582.73
May	570.83	583.59	N.A.	583.00

Source: Chilean Central Bank.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

B.      Capitalization and indebtedness.

     Not applicable.

C.      Reasons for the offer and use of proceeds.

     Not applicable.

Back to Contents

D.      Risk Factors

Risks Relating to Our Operations

Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

     Approximately 69% of our consolidated installed capacity in Chile, Argentina, Brazil, Colombia and Perú is hydroelectric, and accordingly adverse hydrological conditions may negatively affect our business and results of operations.

     During periods of drought, thermal plants, including those that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently. Our operating expenses increase during these periods and, depending on the size of our commitments, we may have to buy electricity from other parties in order to meet our contractual supply obligations. The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses in that region.

     In 2000, we and our generation subsidiaries established a commercial and risk policy in order to mitigate the potential impact of interruptions to our ability to supply electricity, including those caused by droughts, cuts in gas supplies and prolonged stoppages of plants in the electricity grid. Pursuant to this policy, a volume of contracts is determined for each generation company that reduces the risks to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions to the customers. However, the ability of statistical models to predict weather and political events (such as gas interruptions) is limited and there can be no assurance that this policy will shield us from the potential negative consequences of long periods of drought.

The Chilean regulatory authorities may impose fines on us and our Chilean generation subsidiaries due to operational failures which affect the electricity system.

     The current Chilean law grants powers to the Superintendency of Electricity and Fuels (SEF) to investigate and fine those responsible for failures on the electricity grid. As of December 31, 2004, such fines may range from 1 Unidad Tributaria Mensual (“UTM”), equivalent to approximately U.S. $ 54 to 10,000 Unidades Tributarias Anuales (“UTA”), equivalent to approximately U.S.$ 6.5 million. The company and its Chilean generating subsidiaries may be fined as a result of failures on the electricity grid even if they have not been involved in the causes of the full or partial cut in supply, as the Superintendency of Electricity and Fuels (SEF) has the authority to assign them a degree of responsibility as members of the Load Dispatch Center (CDEC), the entity responsible for coordinating the operation of the electricity system. Any electricity company supervised by the SEF may be exposed to fines when the electricity system is affected by operating failures, even when it is not within such company’s power to react to prevent a collapse in the system.

     On August 14, 2003, the SEF imposed fines on us and our Chilean generation subsidiaries in an aggregate amount of 3,500 UTA, equivalent to approximately U.S.$ 2.3 million, due to a failure in the transmission of energy in the Metropolitan Region of Chile on September 23, 2002. On April 27 and May 3, 2004, the SEF imposed fines of 2,030 UTA, equivalent to approximately U.S.$ 1.3 million, on Endesa-Chile due to a black out that occurred in the Metropolitan Region on January 13, 2003. Our subsidiaries are currently appealing these fines, but these appeals may not be successful.

Governmental regulations may impose additional operating costs and may reduce our profits.

     We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations at times may affect our profitability adversely. In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are frequently submitted to the legislators and administrative authorities in the countries in which we operate, and could have a material adverse impact on our business.

Back to Contents

     Electricity Rationing in Chile. If we and our Chilean generation subsidiaries are unable to fulfill our contracts during periods of electricity rationing, we may be subject to higher operational costs. The Chilean government can impose electricity rationing, limiting the amount of electricity we can generate, during drought conditions or prolonged failures in the country’s thermoelectric facilities. If, due to the rationing, we are unable to generate enough electricity to fulfill our contracts we may be forced to buy electricity on the pool market at the spot price. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of drought or electricity deficit. If we are unable to buy enough electricity in the pool market to satisfy all our contracts, then we would have to compensate our regulated customers for the volume we failed to provide at the “rationed end-consumer price.” If rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results of operations may be affected adversely in a material way.

     Resolution 88. In May 2001, the Ministry of Economy issued Resolution 88, under which electricity generators such as Endesa-Chile and its Chilean subsidiaries are required to provide electricity to distribution companies that are not able to freely contract adequate supply to deliver to their customers. Under the terms of Resolution 88, each generator must supply energy to the distributors with deficit positions in proportion to the firm energy of each generator at a price equal to the node price. Firm energy is the estimated amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, under certain assumptions. If Endesa-Chile and its Chilean subsidiaries cannot generate sufficient energy to supply their share of distribution companies’ needs, they will be required to purchase energy on the spot market, at prices that may be significantly higher than the price at which they would be required to sell to distributors, and accordingly they may incur losses. In addition, the requirement to sell to distributors limits Endesa-Chile’s ability to expand sales to non-regulated customers, who may be more profitable for us. For a more complete discussion of this topic, see “Item 4. Information on the Company–Electricity Industry Regulatory Framework”.

     Water Rights. Approximately 76% of the installed capacity of our Chilean generation subsidiaries is hydroelectric. These generation companies own unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2005, Chilean Congress approved a modification to the current laws governing unused water rights. Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for unused water rights. By the end of 2005, we will have to determine which water rights are likely to be eventually utilized for a hydroelectric project and which will not. If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license payments. We estimate that in the event that we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than U.S.$ 4.0 million per year. When any future project commences operations, license fees paid for the corresponding water rights will be recovered retroactively through a tax credit, for a term of up to eight years before the start up of the project that utilizes the water rights.

     In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license payments will be paid starting as of January 1, 2013, using the same tax refund regime mentioned above for the SIC.

The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.

     In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has in turn impacted the short and medium-term availability of this fuel in Chile. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Strong demand for electricity in Chile’s central region, which increased by 7.9% in 2004 and is expected to continue to increase significantly in the foreseeable future, combined with a low level of investment in the electricity sector, makes the Chilean electricity sector particularly exposed to the adverse effects of the Argentine natural gas crisis.

     In Chile’s central region, our thermal plants San Isidro and Taltal use natural gas for thermal generation and have take-or-pay gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government announced a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters. Since that date, Argentina has significantly curtailed its natural gas exports to Chile. As a result, the Chilean electricity sector is more vulnerable than in the past.

Back to Contents

We depend in part on payments from our subsidiaries to meet our payment obligations.

     In order to pay our obligations, we rely on cash from dividends, loan payments, and other distributions from our subsidiaries. Our ability to pay our obligations will be partially dependent on the receipt of distributions from our subsidiaries. The ability of our subsidiaries to pay dividends, make loan payments, and other distributions to Endesa-Chile is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations, and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate. Our subsidiaries and equity affiliates may be additionally limited by their operating results.

     We have generally been able to access the cash flows of our Chilean subsidiaries. We have not been similarly able to access the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit restrictions.

     Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay our debt.

     Dividend Limits and Other Legal Restrictions. We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our less-than-wholly owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, any of our subsidiaries could, under certain circumstances, be prevented from upstreaming cash to us.

     Contractual Constraints. Upstreaming restrictions in our subsidiaries’ contractual agreements include:

•	prohibitions against dividend distributions by Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

•	prohibitions against dividend distributions by Edegel in Peru, and Betania in Colombia in the case of default of certain loans;

•	prohibitions against repayments by Betania of intercompany debt unless it raises additional funds from the sale of assets or capital reductions of Emgesa, and against payments of interest on intercompany debt if any scheduled payment of Betania’s syndicated loan is due and not paid; and

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment of Costanera in Argentina while certain of its debt is outstanding.

     We are not aware of any contractual limitations on our equity affiliates’ ability to pay dividends and other distributions to us.

     Operating Results at Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends, loan payments and other distributions to us are limited by their operating results. To the extent that the cash requirements at any subsidiary exceed its available cash, that subsidiary will not be able to make cash available to us.

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

Back to Contents

We are subject to financial covenants under our existing indebtedness.

     We are subject to certain fairly standard financial covenants related to maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratio of adjusted cash flow to interest expense. In addition, substantially all of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness in amounts exceeding U.S.$ 30 million on an individual basis. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, substantially all of our indebtedness will become due and we would be unable to pay such debt.

     For more information on these credit facilities, see “Item 5 – Results from Operations for the years ended December 31, 2003 and 2004 – Liquidity and Capital Resources”.

We and our subsidiaries may be subject to refinancing risk.

     As of December 31, 2004, on a consolidated basis, Endesa-Chile had financial indebtedness of U.S.$ 414 million maturing in 2005, U.S.$ 620 million in 2006, U.S.$ 1.465 million in 2007 through 2009 and U.S.$ 1,624 million indebtedness maturing thereafter.

     We may be unable to refinance our indebtedness or obtain such financing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, assets may not be sold quickly enough, or for amounts sufficient to enable us to make the payments due on our indebtedness.

Foreign exchange risks may affect our results of operations and financial condition adversely.

     The Chilean peso and the other South American currencies in which our we and subsidiaries operate have been subject to large devaluations and revaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues are linked in part to U.S. dollars, we generally have been and continue to be materially exposed to fluctuations in our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the U.S. dollar.

     Moreover, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation altogether, which together with a devaluation of approximately 71% of the Argentine peso against the U.S. dollar and pesification of our contractual rates, resulted in a reduction of net cash generation. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the U.S. dollar, may affect our financial condition and results of operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

     As of December 31, 2004, Endesa-Chile had total consolidated financial indebtedness of U.S.$ 4,124 million, of which U.S.$ 2,922 million, or 71%, was denominated in U.S. dollars. For the twelve-month period ended December 31, 2004, our revenues amounted to U.S.$ 1,853 million of which U.S.$ 400 million were denominated in U.S. dollars, and U.S.$ 772 million were linked in some way to the U.S. dollar. In the aggregate, 63% of our consolidated revenues were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of U.S.$ 78 million were revenues in pesos, which represents 4.2% of our 2004 consolidated revenues. We believe that we remain exposed to risk due to fluctuations of the Chilean peso to the U.S. dollar.

     In addition to the U.S. dollar and the Chilean peso, and as of December 31, 2004, our foreign-currency denominated consolidated indebtedness included the equivalent of U.S.$ 13 million in Brazilian reais, U.S.$ 471 million in Colombian pesos, U.S.$ 110 million in Peruvian soles, and U.S.$ 21 million in Argentine pesos, for an aggregate of U.S.$ 615 million in currencies other than the Chilean peso and the U.S. dollar. At the same time, revenues in these other currencies for the twelve-month period ended December 31, 2004, included the equivalent of U.S.$ 71 million in Brazilian reais, U.S.$ 249 million in Colombian pesos, U.S.$ 208 million in Argentine pesos, and U.S.$ 75 million in Peruvian soles, for an aggregate of U.S.$ 603 million in such currencies. Despite the fact that we have both revenues and debt in these same currencies, we believe that we are exposed to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos, as discussed above.

Back to Contents

The impact on the value of our assets of high levels of devaluation in the countries in which we operate outside Chile may not be reflected on our reported financial condition as a result of Chilean accounting treatment.

     The manner in which we restate our foreign investments under Chilean GAAP requires us to translate non-monetary assets and non-monetary liabilities of our non-Chilean subsidiaries and equity affiliates into U.S. dollars at historical rates of exchange. This accounting treatment may have the effect of excluding from our reported balance sheet the effect of devaluation on our non-monetary assets in the countries in which our subsidiaries and investments are located because devaluations of the local currency against the dollar or the Chilean peso are not reflected. See “Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies–Technical Bulletin No. 64.”

Environmental regulations in the countries in which we operate may increase our costs of operations.

     We are subject to environmental regulations, which, among other things, require us to carry out environmental impact studies for future projects and obtain permits from both local and national regulators. Approval of these environmental impact studies may be withheld by governmental authorities, public opposition may result in delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company–D. Property, plants and equipment–Environmental Issues”.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties for us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

     We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Our financial condition or results of operations could be adversely affected to a material extent if certain of these claims are resolved against us. For a list of pending litigation matters to which we are subject, see the section entitled “Item 8. Financial Information–Consolidated Statements and Other Financial Information–Legal Proceedings.”

There are potential conflicts of interest with our affiliates which could adversely affect our business.

     Endesa-Spain currently owns 60.6% of Enersis’ share capital, and Enersis has a 60.0% share interest in Endesa-Chile. Therefore, Endesa-Spain and Enersis have the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders, such as the election of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa-Spain and Enersis can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in South America through Enersis and Endesa-Chile in the generation area, and through affiliates not consolidated by us. To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in South America, Endesa-Spain may have a conflict of interest, which could have an adverse effect on our business.

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

Back to Contents

The values of our long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

     We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar. Changes in the market price of these commodities and in the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations of the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. Our policy is to not enter into supply contracts for amounts exceeding our firm capacity under adverse hydrological conditions. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk–Commodity Price Risk” in this annual report.

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

     A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2004, the Chilean economy grew by 6.1% compared to a 3.7% increase in 2003. The Central Bank recently reclassified its criteria for growth measurements. The latest Chilean Central bank forecasts for GDP growth are between 5.25% and 6.25% for 2005 and greater than 5.0% for 2006 (Central Bank “Informe Política Monetaria”, January 2005). There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results from operations could also be affected by other political developments in Chile or administrative practices of Chilean authorities, over which we have no control.

Increased inflation in Chile may affect our results from operations adversely.

     Although Chilean inflation has been low in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could affect the Chilean economy adversely and, indirectly, the value of shares of Enersis’ common stock and ADSs. The Chilean Consumer Price Index, or Chilean CPI, for the 12 months ended December 31, 2004, was 2.4%, and government officials expect Chilean CPI to be approximately 2.0% and 3.0% for 2005 and 2006 respectively. Historically, a substantial part of our expenses has been denominated in Chilean pesos, and future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results from operations.

     We believe that moderate inflation will not materially affect our business in Chile. Electricity tariffs in Chile contain indexing mechanisms that are intended to neutralize the effects of inflation. However, we believe that the performance of the Chilean economy, our operating results, and the value of securities issued by us, may be affected adversely if inflation levels were to rise significantly.

Back to Contents

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

     We are incorporated under the laws of Chile and substantially all of our assets are located in Chile or elsewhere outside the United States. All of our directors and officers reside outside the United States, and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Foreign exchange risks may affect the US dollar amount of dividends payable to holders of Endesa-Chile’s ADSs adversely.

     Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos. Endesa-Chile’s depositary will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary will convert such pesos to US dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the Chilean peso appreciates against the US dollar, the value of the ADSs and any distributions ADS holders receive from the depositary may decrease.

Construction of new facilities may be adversely affected by factors associated with new construction projects.

     Factors that may adversely affect our ability to build new facilities include:

•	the inability to obtain financing at affordable rates;

•	delays in obtaining regulatory approvals, including environmental permits;

•	shortages or changes in the prices of equipment, materials or labor;

•	local opposition of political and ethnic groups;

•	adverse changes in the political and regulatory environment in the countries where we and our related companies operate; and

•	adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events.

     Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects.

The relative illiquidity and volatility of Chilean securities markets could affect the price of the Endesa-Chile's ADSs and common stock adversely.

     Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly other countries in South America. The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

Risk Factors Relating to the Rest of South America.

South American economic fluctuations are likely to affect our results from operations.

     All of our operations are located in South America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout South America. In 2004, we generated 55% of our consolidated operating revenues and 59% of our consolidated operating income outside Chile. Accordingly, our consolidated revenues are sensitive to the performance of the South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

Back to Contents

     The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events elsewhere, especially in other emerging markets, and such effects may affect the value of or the interest rate yields in the secondary markets for our debt securities. Moreover, Endesa-Chile has significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and upstreaming of cash from subsidiaries in these countries have proven to be volatile.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may affect our business adversely.

     Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. These governments’ actions to control inflation and effects of other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If governmental authorities intervene in any of the countries in which we operate, it could cause our business to be less profitable, and our results from operations may be affected adversely.

Risk Factors Relating to Argentina

The macroeconomic and political situation in Argentina and changes to regulations affecting our Argentine subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

     Since the end of 2001, Argentine companies have continued to encounter difficulties as a result of the serious economic and political crisis affecting Argentina. Monetary and currency exchange control measures, including restrictions on bank deposit withdrawals and tight restrictions on transferring funds abroad, suspension of payments by Argentina on its external debt and abrogation of the peso convertibility law (and the consequent depreciation of the peso against the dollar) had a significant negative impact on the Argentine economic system, resulting in a reduction of economic activity, increasing inflation and exchange rate volatility. These conditions adversely affected the financial condition of our Argentine subsidiaries and their results of operations and may continue to impair their ability to make distributions to us.

     As of the date of this report, Argentina had nearly completed the restructuring of a substantial portion of its bond indebtedness, but such restructuring continued to be subject to litigation. In addition, an agreement with the IMF had not been reached. The failure to do so could block Argentina’s further access to international financing, affecting the new government’s ability to implement reforms required to restore stability, economic growth and public confidence.

     Given the continuing economic crisis in Argentina and the economic and political uncertainties, we cannot predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the dollar. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact any such modifications would have on the financial condition and results of operations of our Argentine operations.

Back to Contents

The Argentine electricity sector shortfalls could impact the interconnection business between Argentina and Brazil.

     As a result of the strong increase in domestic demand for natural gas and electricity in Argentina, coupled with the lack of investment in natural gas production and generation, the Argentine electricity generation business is operating in very tight conditions and may be unable to meet its internal demand, and have further difficulties in exporting electricity to Brazil. The Argentine government has adopted measures with the intention of assuring domestic supply. Our generation subsidiary, Costanera, is not currently allowed to export electricity produced with natural gas, nor is it allowed to purchase electricity in the wholesale market in order to satisfy its export contracts. For these reasons, the electricity capacity and energy contracts that link Argentine generation companies, including Costanera, to CIEN, our affiliated transmission company with an electricity interconnection business between Argentina and Brazil, could be affected adversely. If hydrological conditions in southern Brazil do not improve, or if the Argentine authorities do not relax certain recent restrictions to export electricity to Brazil, CIEN and Costanera may encounter non-performance risk, which could lead to an adverse effect on our companies. (See Item 4, “Operations in Argentina” and “Operations in Brazil”).

The Central Bank of Argentina lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina which could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

     From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad (including payments of dividends, principal and interest on debt), with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions, requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, were gradually relaxed from January to May 2003.

     Currently, funds may be transferred abroad without the prior authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

     There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payment by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

     If the Central Bank of Argentina reimposes restrictions on the transfer of funds outside of Argentina which prevent our Argentine subsidiaries from paying principal and/or interest on certain of their external debt, and if new financing is not available to our Argentine subsidiaries at all or on commercially reasonable terms, or if they are not able to renegotiate or obtain a waiver with respect to this indebtedness, a substantial portion of their debt obligations may become due and payable. If similar restrictions were to be imposed again, we can provide no assurance that our Argentine subsidiaries would be able to obtain new financing or that they would be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions. In addition, such restrictions may impede the making of cash distributions by Costanera and El Chocón to us.

     As of December 31, 2004, the third party financial debt of our Argentine subsidiaries amounted to approximately U.S.$ 239.2 million. As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt. During 2004, we rolled over U.S.$ 182 million in financial debt, paid U.S.$ 78 million in principal and extended the maturity of this debt by 18 to 30 months. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. Our creditors may not continue to accept, or the Argentine Central Bank may not continue to permit, rolling over debt principal when it becomes due.

Risk Factors Relating to Brazil

Brazilian Energy Sector Reform could have an adverse effect on our business and operations in Brazil.

     Following the electricity supply crisis in 2001, due to low rainfalls, the electricity committee of the Brazilian federal government announced various measures for revitalizing the energy sector and ensuring a high level of competition, attracting new investments and increasing the transparency of the rules governing these services.

     In March 2004, Federal Laws Nº 10,847 and 10,848 were enacted in order to establish a new model for the Brazilian Electricity Sector. These laws were subsequently implemented by decrees and resolutions enacted by MME (Ministry of Mines and Energy) and ANEEL (the Brazilian National Agency of Electric Energy). Additionally, these resolutions will, among other things, determine how the inherent risks will be distributed among the different market participants (i.e. hydrological risk, market fluctuations and accounts receivable) and prohibit the participation of distribution companies in related activities like generation.

Back to Contents

     The new Brazilian model for the electricity sector creates a regulatory framework based on the principle of stability and low tariffs for consumers. It also seeks to guarantee the expansion of installed capacity to satisfy demand growth. Pursuant to this model, 100% of distributors’ forecasted energy demand must be satisfied through long-term contracts. Accordingly, several bidding processes have been and will be called by ANEEL and the Chamber of Energy Sales in advance of the expiration of current contracts in the regulated environment. Therefore, distribution companies may end up bidding for either more or less than actual demand. For additional information, please refer to “Item 4. Business Overview. Operations in Brazil – Structure of the new Electricity Sector”.

Risk Factors Relating to Colombia

Formation of an electronic contract system could affect our business in Colombia.

     The Commission for the Regulation of Energy and Gas (CREG) is promoting the creation of an electronic electricity exchange similar to a financial market. This would serve to increase the levels of competition and transparency in energy transactions between the different market players. However, according to preliminary documentation, the contracting parties would not be able to evaluate the creditworthiness of their counterparts. If, in the future, we are forced to conduct transactions through an electronic electricity exchange which does not allow us to assess counterparty credit risk, we will be exposed to a greater risk of payment default, which may adversely affect our revenues.

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

     The increased violence could also result in renewed attacks against electricity assets, which may adversely affect our business. The Colombian government has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence. We cannot assure you, however, that these interventionist measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

     During 2002, our Colombian companies paid an anti-terrorism tax which affected our net income. Although we believe such a tax was non-recurrent, future guerilla or terrorist actions in Colombia may result in similar actions by the Colombian tax authorities.

Risk Factors Relating to Peru

We may suffer losses as a result of differences between the node price and the marginal cost of electricity.

     In 2004, generators in Peru agreed to meet the demand of the regulated market at the node price through 2007. Each generator will supply energy in proportion to its share of installed capacity. This agreement exposes the company to possible losses as a result of differences between the node price and the marginal cost of electricity because the company may be required to purchase electricity at higher prices in the spot market and resell it at fixed node prices.

Back to Contents

     Law 28,447 of December 2004 made changes in the form of calculating the node price, which will now be set annually instead of semi-annually, and modified the study period for calculation of the node price. This period is of 12 months prior to the price setting, and 24 months of projected future demand and supply of energy. It is still not possible to foresee the impacts of this new calculation mechanism.

Future regulatory reforms may adversely affect our business.

     Governmental authorities are currently in discussions with electricity companies to explore a future reform of the Peruvian electricity sector regulatory framework. Due to the early stage of conversations, we cannot estimate whether this reform will take place or not, or what its scope could be.

Item 4.   Information on the Company

A.	History and Development of the Company

Incorporation and Contact Information of the Company

     The Company is a publicly held limited liability stock company incorporated under the laws of the Republic of Chile on December 1, 1943 with the legal name Empresa Nacional de Electricidad S.A. Since 1943 the Company has been registered in Santiago with the SVS under Registration No. 0114. The Company is commercially referred to as Endesa and/or Endesa-Chile.

     The Company’s contact information in Chile is:

Main office:	Santa Rosa 76, Santiago, Chile
Mailing Address:	Casilla 1392, Correo Central, Santiago
Telephone:	(562) 630 9000
Fax:	(562) 635 3938

     The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19711
Telephone:	(302) 738-6680
Fax:	(302) 738-7210

Development of the Company

     The Chilean government owned Endesa-Chile for 44 years after its incorporation in 1943. The Chilean government commenced Endesa-Chile’s privatization process in 1987 through a series of public offerings. The privatization process was completed in 1989.

     In May 1992, Endesa-Chile began its international expansion program:

•	with the acquisition of Costanera in 1992 and later, in August 1993, with the acquisition of El Chocón, both in Argentina;

•	with the acquisition of Edegel in Perú in October 1995;

•	with the acquisition of Betania in December 1996 and Engesa in association with Endesa-Spain in October 1997, both in Colombia; and

•	with the acquisition of Cachoeira Dourada in Brazil in September 1997.

     Enersis, a publicly held holding company engaged in the distribution and, through Endesa-Chile, the generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Perú, beneficially owns as of the date of this annual report, directly or indirectly 60% of Endesa-Chile’s outstanding capital stock. In May 1999, Enersis, which at the time owned 25.3% of Endesa-Chile, purchased an additional 34.7% of Endesa-Chile on the Santiago Stock Exchange and the NYSE. There have been no material changes in the ownership structure of the company since then. As of the date of this report, Endesa-Spain owns, directly and indirectly, a 60.6% beneficial interest in Enersis.

Back to Contents

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

Investments, Capital Expenditures and Divestitures

     Our capital expenditures were U.S.$ 187.7 million in 2002, U.S.$ 220.8 million in 2003, in historical dollars, and U.S.$ 162.1 million in 2004. Our capital expenditures and investments during 2004 included investments of U.S.$ 89.5 million in Chile related to Central Hidroeléctrica Ralco (the “Ralco Project”) and capital expenditure maintenance of U.S.$ 70.5 million in all our operating subsidiaries. At present, we expect to make capital expenditures of approximately U.S.$ 743.7 million over the next five years. Although we have considered assumptions on how these investments will be financed as part of the Company’s budget process, we have not committed to any financial structure and it will depend on the financial market conditions at the time the cash flows are needed.

     We are currently evaluating the construction of the San Isidro II 370 MW thermal power plant, which will be next to San Isidro I located in Chile. On August 16, 2004 the Chilean environmental authority approved the environmental impact study of the plant, which has a total expected investment cost of U.S.$ 220 million. This project will be fully owned by Endesa Chile and is currently awaiting determination of the availability of liquified natural gas for Chile. The financing for the San Isidro II project has not been determined.

     In the long term, we also intend to continue to seek attractive opportunities in the electricity industry internationally, either in countries in which we presently conduct operations or elsewhere in Latin America. See “–Business Overview” below.

     The table below sets forth the capital expenditures made by our subsidiaries in 2004 and expected capital expenditures for the period 2005-2009:

CAPITAL EXPENDITURES OF ENDESA-CHILE AND ITS SUBSIDIARIES

	Capital Expenditures

	(millions of U.S. dollars)
	2004	2005-2009(1)

Chile	$119.9	$421.5
Argentina	22.3	117.3
Brazil	2.8	20.8
Colombia	6.7	98.1
Perú	10.4	86.0

Total	$162.1	$743.7

(1) Chilean peso projections translated to U.S. dollars at the December 31, 2004 Chilean peso U.S. dollar exchange rate.

     Endesa-Chile is no longer engaged in the electricity transmission business in Chile. On October 23, 2000, the Company completed the sale of 100% of the shares of Compañía Nacional de Transmisión Eléctrica S.A. or Transelec, for U.S.$ 1.08 billion, at the exchange rate as of the date of the transaction. The divestment of this transmission subsidiary was carried out under a public tender offer. The winning bid was made by Hydro Québec International Inc.

Back to Contents

     Thereafter, changes in the corporate structure of Endesa-Chile have responded to the strategic objective of concentrating on the Company’s core business and also to the Financial and Economic Strengthening Plan implemented by the Company from October 2002 through February 2004, which involved, among other activities, asset divestitures. The aforementioned changes include:

•	on March 27, 2003, Endesa-Chile sold Canutillar, a 172 MW reservoir-based hydroelectric facility, for 0U.S.$ 174 million, at the exchange rate as of the date of the transaction;

•	on May 30, 2003, Endesa-Chile sold its transmission lines in the Northern Interconnected System (“SING”). This transaction included the sale by Celta, a subsidiary of Endesa-Chile, of 285 kilometers of 220 kV line circuits for approximately U.S.$ 32 million, at the exchange rate as of the date of the transaction, and a sale of 673 kilometers of 220 kV line circuits for approximately U.S.$ 78 million through GasAtacama Generación Limitada, in which Endesa-Chile holds a 50% ownership interest. In both cases, the transaction included the transfer of the respective substations;

•	on June 23, 2003, Endesa-Chile closed the sale of its 60% ownership share of Infraestructura 2000 to the Spanish company, OHL Concesiones, S.L., a subsidiary of the Spanish company Obrascón Huarte Lain S.A., for a total amount of UF 2,305,507, approximately U.S.$ 55 million, at the exchange rate as of the date of the transaction;

•	in 2003, Endesa-Chile purchased 384,508 shares of Cachoeira Dourada through its investment subsidiary, Lajas Inversora S.A, for a total of Ch$ 24.8 million pesos, approximately U.S.$ 41,700 at the exchange rate as of December 31, 2003,increasing its ownership of Cachoeira Dourada to 92.51% of its outstanding shares of common stock;

•	on October 3, 2003, Endesa-Chile purchased an additional 16 million Class A Shares and 1.96 million Class B Shares of Costanera, for a total of U.S.$ 4.5 million, at the exchange rate as of the date of the transaction, thus increasing its ownership of Costanera to 64.3% of its outstanding shares of common stock; and

•	on December 17, 2004, Endesa-Chile dissolved the subsidiary Endesa Colombia, which had investments in Central Hidroelectrica Betania S.A., leaving Endesa-Chile and Compañía Electrica Conosur S.A. with a direct participation in Central Hidroelectrica Betania S.A.

B.	Business Overview

     Endesa-Chile is a public electric generation company with operations in Chile, Argentina, Brazil, Colombia and Perú. Its main business is electricity generation; however, it also participates in electricity transmission and engineering services. The low proportion of non-generation revenues does not justify the breakdown of revenues per activity.

     Endesa-Chile’s consolidated installed capacity, as of December 31, 2004, is 12,333 MW, 69% hydroelectric capacity and 31% thermal electric generation capacity. Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

     Endesa-Chile owns and operates twenty-two generation facilities in Chile with an aggregate installed capacity, as of December 31, 2004, of 4,477 MW (compared to 3,763 MW as of December 31, 2003). Endesa-Chile accounted for approximately 38% of Chile’s total generation capacity as of December 31, 2004 measured against the maximum capacity considered by CDEC-SIC in the calculation of firm capacity. Hydroelectric installed capacity in Chile represents 76% of Endesa-Chile’s total installed capacity in Chile. The total installed capacity of Endesa-Chile was increased by 690 MW with the Ralco hydroelectric power plant, which began commercial operations in September 2004, and 23 MW with one unit of Diego de Almagro, which we have rented from Codelco.

Back to Contents

     As of December 31, 2004, Endesa-Chile also had interests in twenty-four generation facilities outside Chile with an aggregate installed capacity of 7,856 MW. The total installed capacity of Endesa-Chile outside Chile was increased by approximately 19 MW with the Tequendama minor plant in Colombia, which started operations in April 2004. Hydroelectric installed capacity outside Chile represents 65% of Endesa-Chile’s total installed capacity outside Chile. Based on 2004 figures, the Company’s installed generation capacity in Argentina, Brazil, Colombia and Perú represent approximately 15%, 1%, 19% and 22% of total capacity in each country, respectively.

     The following table sets out information relating to Endesa-Chile’s electricity generation:

ENDESA-CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(1)

	Year ended December 31,

	2002		2003		2004

	(GWh)%		(GWh)%		(GWh)%

Hydroelectric Generation	34,304	84	35,035	82	34,858	74
Thermal Generation	6,456	16	7,591	18	12,508	26
Total Generation	40,760	100	42,626	100	47,366	100

(1)	Generation minus power plant own consumption and technical losses.

     The Company’s consolidated electricity production reached 47,366 GWh in 2004, 11.1% higher than the 42,626 GWh produced in 2003. The Company’s total generation in 2002 was 40,760 GWh. It is common in the electricity generation industry to segment the business into hydroelectric and thermoelectric generation. This is done because each method of generation has different variable costs of generating electricity. Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, consequently increasing the economic variable costs of generation for the Company.

     Endesa-Chile’s consolidated physical energy sales for 2004 were 53,443 GWh, 6% higher than physical energy sales in 2003. When compared to the level of physical sales for 2002, figures for 2004 represent a 10% increase, mainly because of higher physical sales in Argentina, as is illustrated in the following table:

ENDESA-CHILE PHYSICAL DATA PER COUNTRY

	As of December 31, each year

	2002	2003	2004

Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,622	3,622	3,623
Energy generated (GWh) (3)	7,167	7,997	11,290
Energy sales (GWh)	7,897	9,259	11,604
Brazil
Number of generating facilities (1)	1	1	1
Installed capacity (MW) (2)	658	658	658
Energy generated (GWh) (3)	2,467	3,024	3,262
Energy sales (GWh)	3,591	3,770	3,902
Chile
Number of generating facilities (1)	22	21	22
Installed capacity (MW) (2)	3,935	3,763	4,477
Energy generated (GWh) (3)	16,286	16,524	16,797
Energy sales (GWh)	18,344	18,681	18,462
Colombia
Number of generating facilities (1)	8	9	10
Installed capacity (MW) (2)	2,735	2,589	2,609
Energy generated (GWh) (3)	10,699	10,794	11,881
Energy sales (GWh)	14,639	14,481	15,148
Perú
Number of generating facilities (1)	8	8	8
Installed capacity (MW) (2)	1,003	967	967
Energy generated (GWh) (3)	4,141	4,287	4,136
Energy sales (GWh)	4,158	4,443	4,328

(1)	For details on generation facilities, see Item 4. D. “Property Plant and Equipment”

(2)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

(3)	Energy generated defined as total generation minus own power plant consumption and technical losses.

Back to Contents

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

     The following table contains information regarding Endesa-Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA-CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWH)

	Year ended December 31

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Regulated Customers	20,322	41.8	21,463	42.4	21,623	40.5
Non-Regulated Customers	11,047	22.7	11,309	22.3	11,979	22.4
Electricity Pool Market Sales	17,260	35.5	17,862	35.3	19,841	37.1
Total Electricity sales	48,629	100.0	50,634	100.0	53,443	100.0

     In general, in the countries in which we operate, the possibility of contracting electricity is related to the volume of electricity demanded. Customers identified as small volume-regulated customers, such as residential customers, subject to government regulated electricity tariffs cannot purchase energy directly from generators, but must purchase electricity through a distribution company. These distribution companies, which purchase large amounts of electricity for small, residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Customers identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such customers are non-regulated and are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required. Finally, the market pool, where energy is normally sold at the spot price is not formalized through contractual agreements.

     The specific GWh consumption limit of regulated and non-regulated customers is country-specific. Likewise, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and also often determine which customers can purchase energy in electricity pool markets.

Back to Contents

     Under normal hydrological conditions, normal fuel conditions and relative political & economic stability, Endesa-Chile’s regulated and non-regulated customers formalize their relationship by means of a contract. The electricity pool market sales are not governed by contracts.

     The following table contains information regarding Endesa-Chile’s consolidated physical sales of electricity per customer segment:

	Year ended December 31

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Contracted Sales	31,369	64.5	32,772	64.7	33,602	62.9
Non-Contracted Sales	17,260	35.5	17,862	35.3	19,841	37.1
Total Electricity Sales	48,629	100.0	50,634	100.0	53,443	100.0

     The Company’s different accounting information systems allow the consolidation of monetary sales per country, but do not currently allow the consolidation of monetary sales per segment of customers according to price or contract criteria.

     In terms of expenses, the main variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity, such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the Company’s amount of thermal generated electricity increases, which involves increasing not only the total cost of fuel, but also the cost of transporting that fuel to the thermal generation power plants leading to greater transportation costs. Under drought conditions, electricity that Endesa-Chile has contractually agreed to provide may exceed the amount of electricity that it is able to generate, requiring the company to purchase thermal electricity on the pool market in order to satisfy its contractual commitments. The cost of these pool market purchases may, under certain circumstances, exceed the price at which Endesa-Chile sells electricity under contracts, resulting in a loss. Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations in any year primarily by limiting contractual sales requirements to an amount not in excess of estimated production in a dry year. In determining estimated production in a dry year, Endesa-Chile takes into account available statistical information concerning rainfall and water-flows, as well as the capacity of key reservoirs. In addition to limiting contracted sales, Endesa-Chile may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users.

     The following table contains information regarding Endesa-Chile’s electricity production and purchases:

	Year ended December 31

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Electricity Production	40,760	83.0	42,626	83.5	47,366	88.0
Electricity Purchases	8,321	17.0	8,397	16.5	6,474	12.0
Total(1)	49,081	100.0	51,023	100.0	53,840	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to technical transmission losses in Chile and Perú, as the production figure has already deducted power plant consumption and technical losses in all generation units.

Back to Contents

     Our significant, non-operating business in Chile, which is based on the operations of unconsolidated related companies, is primarily conducted through GasAtacama S.A., or GasAtacama. Endesa-Chile has a 50% ownership interest in GasAtacama through which participates in the gas transportation and thermal generation business in Chile. Endesa-Chile also participates in the gas transportation business in Chile through its associated company, Electrogas S.A., in which Endesa-Chile has a 42.5% ownership interest. Electrogas has a pipeline to the fifth Chilean region and it supplies natural gas to the power plants San Isidro and Nehuenco. An additional relevant non-operational business is that performed through another associated company, Companhia de Interconexão Energética S.A, or CIEN, in Brazil, in which Endesa-Chile has a 45% ownership share. CIEN is involved in electricity trading in Brazil and also the operation of the transmission interconnection lines between Argentina and Brazil. Endesa-Chile also has minority interests in electricity trading and transmission in Argentina through its 45% ownership of Comercializadora de Energía del Mercosur S.A., or CEMSA and Compañía de Transmisión del Mercosur S.A., or CTM. See “–Organizational Structure” for details on related companies. As of December 31, 2004, Endesa-Chile had consolidated assets of Ch$ 5,318 billion (U.S.$ 9.5 billion) compared to Ch$ 5,602 billion or U.S.$ 10.1 billion as of December 31, 2003, consolidated operating revenues of Ch$ 1,032 billion (U.S.$ 1.9 billion) compared to Ch$ 943 billion or U.S.$ 1.7 billion as of December 31, 2003, and a net income of Ch$ 83.8 billion (U.S.$ 150 million) compared to a net income of Ch$ 80.1 billion or U.S.$ 143.8 million as of December 31, 2003. All U.S. dollar amounts were translated using the observed Exchange Rate for December 31, 2004 of Ch$ 557.4 per U.S.$ 1.00. See “Item 3. Key Information – Selected financial data.”

Operations in Chile

     Operating income from the Company’s business in Chile represented 49%, 46%, and 41% for years , 2002, 2003 and 2004 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN CHILE

	Year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$ as of December 31, 2003)
Operating revenues	459,927	469,324	467,583
Operating expenses	283,114	310,182	317,865

Operating income	176,813	159,142	149,718

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile, through itself and its subsidiaries Empresa Eléctrica Pehuenche S.A., or Pehuenche, Empresa Eléctrica Pangue S.A., or Pangue and Compañía Eléctrica San Isidro S.A., or San Isidro, and Compañía Eléctrica Tarapacá S.A., or Celta, owns and operates a total of twenty-two generation plants in Chile. Fourteen of these plants are hydroelectric plants with a total installed capacity of approximately 3,416 MW. This represents 76% of Endesa-Chile’s total installed capacity in Chile. The remaining eight plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of approximately 1,061 MW. Endesa-Chile’s power plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and Sistema Interconectado del Norte Grande, or the SING, which together supply energy to over 98% of Chile’s population.

     Historically, the Company has been involved in other businesses in Chile, such as infrastructure projects, involving the building and operating of private tunnels, as well as engineering services primarily associated with large hydroelectric dam construction. Endesa-Chile has decided to discontinue further involvement in its non-core businesses leading to the sale of its infrastructure projects. However, it continues to offer engineering services. See “–History and Development of the Company” for more details on these sales.

Back to Contents

     The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW)

	2002	2003	2004

Endesa	2,212	2,040	2,754
Pehuenche	695	695	695
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182

Total	3,935	3,763	4,477

     Capacity increase in 2004 is explained by the Ralco hydroelectric plant (690 MW) which started commercial operations in September 2004 and additionally the inclusion of one unit of Diego de Almagro (23 MW), which Endesa-Chile has rented from Codelco.

     The Company’s total electricity generation in Chile reached 16,797 GWh in 2004, 1.7 % higher than in 2003, and accounted for approximately 35% of total electricity production in Chile. The Company’s Chilean generation market share in Chile for 2003 and 2002 were 37% and 38%, respectively.

     The following table sets forth the electricity generation for each of the Company’s Chilean subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN CHILE (GWh)

	Year ended December 31,

	2002	2003	2004

Endesa	8,154	8,466	8,633
Pehuenche	3,963	3,679	3,464
Pangue	1,977	1,681	1,671
San Isidro	1,590	2,264	2,622
Celta	602	434	407

Total	16,286	16,524	16,797

(1)	The Ralco hydroelectric plant (690 MW) started operations in September 2004.

     Low cost hydroelectric generation accounted for 74% of the Company’s total electricity generation in 2004, as shown in the following table:

ENDESA-CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,

	2002		2003		2004

	Gener. (GWh)%		Gener. (GWh)%		Gener. (GWh)%

Hydroelectric Generation	13,567	83.3	13,085	79.2	12,462	74.2
Thermal Generation	2,719	16.7	3,439	20.8	4,335	25.8

Total Generation	16,286	100.0	16,524	100.0	16,797	100.0

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

Back to Contents

     Physical energy sales in Chile reached, 18,344 GWh in 2002, 18,681 in 2003, and 18,462 in 2004 which represent a 46% , 44% and 40% market share, respectively. Endesa-Chile’s physical generation in Chile has increased since 2002 and the percentage of the energy purchases to meet contractual obligations to third parties has declined from 13% in 2002 to 10% in 2004, as a consequence of our commercial strategy of reducing contracted sales. This commercial strategy is strongly driven by the Company’s decision to reduce hydrological exposure as well as by government regulations implemented in 2000 and 2001. See “–Business Overview–Electricity Generation in Chile–Industry Structure and Regulatory Framework.” Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations, in any year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year. Government regulations have had the direct effect of increasing contract failure costs, which is the cost that the Company pays when it is not able to satisfy its contractual commitments, and the indirect effect of discouraging investment in generation assets. Given the effects of the government regulations, energy supply has not increased at the same rate as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

     The following table sets forth our electricity purchases and production in Chile:

PHYSICAL PRODUCTION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,

	2002		2003		2004

	(GWh)	% of Volume	Sales (GWh)	% of Volume	Sales (GWh)	% of Volume

Electricity Production	16,286	87.4	16,524	87.3	16,797	89.8
Electricity Purchases	2,358	12.6	2,409	12.7	1,914	10.2

Total(1)	18,644	100.0	18,933	100.0	18,711	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

     We and our Chilean generation subsidiaries supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the market pool. Commercial relationships with customers are normally governed by formal contracts. Supply contracts with distribution companies must be adjudicated in a bidding process, have a price fixed by governmental authorities, are generally standardized and have an average term of ten years. Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and all the conditions are agreed upon between both parties and reflect competitive market conditions.

     In 2002, 2003 and 2004, Endesa-Chile had 67, 60 and 56 customers in Chile, respectively, including the main distribution companies of the SIC and the major unregulated industrial customers. During the last three years, sales to unregulated customers represented approximately one-third of Endesa-Chile’s total energy sales.

Back to Contents

     The following table sets forth information regarding Endesa-Chile’s sales of electricity in Chile by type of customer:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Regulated Customers	9,297	50.7	9,994	53.5	10,387	56.3
Non-Regulated Customers	5,778	31.5	5,767	30.9	4,884	26.5
Electricity Pool Market Sales	3,269	17.8	2,920	15.6	3,192	17.3
Total electricity sales	18,344	100.0	18,681	100.0	18,462	100.0

     Endesa-Chile’s most significant supply contracts with regulated customers are with Chilectra and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile. Endesa-Chile contract with Chilectra expires in 2010 and contract with CGE expires in 2009. Upon expiration, a new bidding process will be conducted as required by the regulation.

     Customarily, Endesa-Chile’s contracts with unregulated customers for the sale of electricity in Chile are long-term, generally ranging from five to fifteen years. Such contracts are normally extended automatically at the end of the applicable term unless terminated by either party upon prior notice. Such contracts generally provide that the purchase price be reset periodically following the market price and some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk. Contracts with unregulated customers may also include specifications as to back-up power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer. Endesa-Chile has not experienced any supply interruptions under its contracts, however, Endesa-Chile did negotiate short-term arrangements with certain customers to reduce its supply due to the effects of the drought during 1999. In cases of force majeure, customers are also allowed to refuse purchases and Endesa-Chile is not required to supply electricity. Contracts with unregulated customers generally do not impose any limitations on the ability of Endesa-Chile to resell output not purchased under those contracts. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

     The following table sets forth Endesa-Chile’s sales by volume to its five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Distribution companies:
Chilectra	4,274	23.3	4,699	25.2	4,747	25.7
CGE	3,358	22.3	3,628	19.4	3,877	21.0
Sociedad Austral de Electricidad S.A.(1)	371	2	314	1.7	332	1.8
Empresa Eléctrica de la Frontera S.A.	529	2.9	557	3	611	3.3
Empresa Eléctrica de Atacama S.A.	449	2.4	536	2.9	580	3.1
Total sales to five largest distribution companies	8,981	49	9,734	52.1	10,147	55.0

Back to Contents

Unregulated customers:

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Codelco División El Teniente (2)	734	4	728	3.9	711	3.9
Industrias Forestales S.A (3)	661	3.6	676	3.6	779	4.2
Cía. Minera Los Pelambres	619	3.4	648	3.5	672	3.6
Cía. Minera Collahuasi	734	4	730	4.9	801	4.3
Cía. Acero del Pacífico -Huachipato	506	2.8	522	3.9	557	3.0
Total sales to five largest unregulated customers	3,254	17.8	3,304	17.7	3,521	19.1

(1)	Endesa-Chile does not have a contract with Sociedad Austral de Electricidad S.A. Sales respond to a government resolution (RM88) that forces the generators of the CDEC-SIC system to supply distribution companies without contracts.

(2)	In 2004, Endesa provided the energy to Codelco, División El Teniente, and Codelco, División Salvador

(3)	INFORSA is part of the CMPC Group. Since January 1, 2004 the contract with CMPC merges the total contracts with CMPC.

     Endesa-Chile competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (“AESGener”) and Colbun S.A. (“Colbún”) (formerly known as Empresa Eléctrica Colbún Machicura S.A.). According to the maximum power considered by CDEC-SIC in the calculation of firm power in 2004, AESGener and subsidiaries in the SIC had an installed capacity of 1498 MW, of which 82% was thermal electric, and Colbún had an installed capacity of 1,651 MW, of which 52% was thermal electric. Colbún increased its capacity during 2004 with the steam turbine of Nehuenco II. In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.

     Our main competitors in the SING are Electroandina (formerly Corporación Nacional del Cobre División Tocopilla), Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AES Gener and Norgener S.A., which have 992, 719, 643 and 277 MW of installed capacity, respectively, and significantly larger operations than Endesa-Chile’s direct operations in the SING, 182 MW through Tarapaca, Celta’s thermal power plant. However, by including Endesa-Chile’s indirect participation in the SING through its related company GasAtacama, whose power plant has 781 MW of installed capacity, Endesa-Chile’s market position increases significantly to 26%. See “–Organizational Structure” for details on related companies.

     Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price. In addition, as 76% of Endesa-Chile’s installed capacity derives from hydroelectric power plants, Endesa-Chile generally has lower production costs than companies generating electricity in the SIC from thermal plants. During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.

     The main sources of Endesa-Chile’s non-operating income are (i) its 50% ownership interest in GasAtacama, which through its subsidiaries has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones, and (ii) its 42.5% ownership interest in Electrogas, which produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota. See “–Organizational Structure” for details on related companies.

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

Back to Contents

     The electricity sector in Chile is regulated pursuant to Law DFL No. 1 which was enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended, collectively known as the Chilean Electricity Act. Under the Chilean Electricity Act, the SEF and the Ministry of Economy acting through the CNE supervise the generation, transmission and distribution of electricity. The Ministry of Economy grants concessions to generation companies for hydroelectric facilities, and to transmission and distribution companies for networks. The CNE, through the application of certain tariff formulas set forth in the Chilean Electricity Act, calculates maximum prices for electricity sales to regulated end-users.

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

     The Chilean regulatory system requires that electricity generated by the producers with lower marginal costs be dispatched before that of producers with higher marginal costs, in every electric subsystem in the country. Therefore, in the SIC, electricity generated in Endesa-Chile’s hydroelectric plants, which generally have lower marginal costs, is generally dispatched before the electricity generated in facilities that are dependent on thermal electric generation. However, during unfavorable hydrological conditions when the marginal cost of electricity is higher due to the increased use of thermal electric facilities, electricity generated in these thermal facilities may be dispatched before electricity generated by hydroelectric facilities because the price/value of the water in reservoirs is relatively higher due to drought weather conditions. There are no significant hydroelectric generating facilities in the SING, but central dispatch of generation follows the same least marginal cost rule.

     As of December 31, 2004, Endesa-Chile had a total of twenty-two generation facilities in Chile. Twenty of the generation facilities owned and operated by Endesa-Chile in Chile were connected to the SIC, with the remaining generation facilities located in the SING. The facilities in the SING provide electricity to the northern mining region of Chile.

     The SIC, the largest of the systems, extends 2,400 km from Tal Tal in the north to Quellón on the southern island of Chiloé. Installed capacity in December 2004 was 8,290 MW, 61% of which is hydroelectric and 39% thermal. Peak demand on the SIC in 2004 was 5,430 MW and annual physical sales were 34,627 GWh. Electricity sales to the SIC grew by 7.9 % from 2003 to 2004. The SIC covers the area where over 70% of the Chilean demand for electricity is located.

     Endesa-Chile, directly and through its subsidiaries Pehuenche, Pangue and San Isidro, is the principal operator on the SIC, has twenty generation facilities connected to the SIC, 14 hydro plants and 6 thermal plants, representing 51% of the total installed capacity and 50% of the physical energy sales of this system in 2004.

     The SING covers the northern territory of the country from Arica to Coloso, a distance of approximately 700 km. The SING had an installed capacity as of December 2004 of 3,596MW, 99% of which is thermal. Hourly peak gross generation in the SING in 2004 was 1,645 MW and annual physical sales were 11,240 GWh. Consumption grew by 7.3 % during 2004 compared to 2003.

Back to Contents

     Endesa-Chile, through its subsidiary Celta, has a two-turbine 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING. Through its associate company GasAtacama Generación Limitada, Endesa-Chile has an additional participation in the SING, with a total 26.8% of the SING’s total installed capacity in 2004. The following table sets out information relating to Endesa-Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW)(1)

	Type(4)	System	Installed Capacity (MW) (2) (3)

Hydroelectric
Rapel	Reservoir	SIC	377
Ralco	Reservoir	SIC	690
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	566
Pangue	Reservoir	SIC	467
Los Molles	Pass Through	SIC	18
Sauzal	Pass Through	SIC	77
Sauzalito	Pass Through	SIC	12
Isla	Pass Through	SIC	68
Antuco	Pass Through	SIC	320
Abanico	Pass Through	SIC	136
Curillinque	Pass Through	SIC	89
Loma Alta	Pass Through	SIC	40
Total Hydroelectric Thermal			3,416
Huasco TV	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá tg	Steam Turbine	SING	24
Tarapacá carbón	Coal	SING	158
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
Huasco TG	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Tal Tal	Gas Turbine/Natural Gas	SIC	245
Total Thermal			1,061
Total Capacity			4,477

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

(2)	Includes Ralco hydroelectric plant (690 MW) which started commercial operations in September 2004.

(3)	Includes one unit of Diego de Almagro (23 MW), which Endesa-Chile has rented from Codelco since 2001.

(4)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

Steam Turbine refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity.

Gas Turbine (TG) refers to the technology of a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity.

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

Back to Contents

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

     Sales to Distribution Companies and Certain Regulated Customers. Under the Chilean Electricity Act and its regulations, sales to distribution companies for resale to regulated customers must be made at the node prices then in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied. Regulated customers are those with maximum consumption capacity equal to or less than 2 MW, however, consumers with maximum consumption capacity between 0.5 and 2 MW can choose whether to be regulated customers (as defined the Short Law approved in March – see below). Distribution companies pay two node prices: node prices for capacity and node prices for energy consumption. Node prices for capacity are determined by the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility. Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the succeeding 48 months in the SIC and during the succeeding 24 months in the SING. In order to determine the marginal cost in the SIC, a model is used that takes into account the principal variables in the cost of energy at each substation in the interconnected system over a 10 year period. This model includes the following factors: projected growth in demand; reservoir levels (which are important in determining the availability and price of hydroelectricity); fuel costs for thermal electric generation facilities; planned maintenance schedules and other factors that would affect the availability of existing generation capacity; and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan. The same general principles are used to determine marginal cost in the SING.

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

Back to Contents

     The Chilean Electricity Act provides that if a generation company sells directly to a regulated customer, outside the concession area of a distribution company, then the generation company must apply the same price as the distribution company would be required to apply.

     Firm Capacity. Firm Capacity is the total probable capacity of all generating units in the interconnected system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum peak demand for capacity at peak hours on the system. The amount by which the system-wide probable capacity exceeds the maximum demand at peak hours is prorated for each generating unit in the system based on the installed capacity of the unit. Installed capacity of each unit is reduced by the resulting pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.

     A generation company may be required to purchase or sell energy or capacity in the electricity pool market at any time depending upon its contractual requirements in relation to the amount of electricity to be dispatched by such company. Purchases and sales made in the electricity pool market are transacted at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched. Generation companies making sales in the electricity pool market are paid for each month’s sales on the twenty-second day of the following month at the spot marginal cost in effect at the time of sale.

     Sales to Unregulated Customers. The electricity law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:

(1)	final customers with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who may choose to be either regulated or unregulated customers (as defined in the Short Law –see below), commonly known as large customers;

(2)	temporary customers; and

(3)	customers with special quality requirements.

     Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies. All other customers are subject to the maximum prices established by the tariffs.

     Transmission. To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Act requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the cost of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies, and with the recent approval of the Short Law (see below) also partially financed by the final customer. The toll is calculated according to a formula pursuant to which the owner of the transmission lines is reimbursed for its investment and operating costs relating to the transmission lines used. Disputes relating to transmission matters are submitted to an expert panel in accordance with the Chilean Electricity Act.

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

Back to Contents

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

•	Fines. The fines, which could apply to any electricity company supervised by the CNE and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately U.S.$ 54 to a maximum of the equivalent of approximately U.S.$ 6.5 million. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•	Compensatory Payments By Generation Companies. If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse distribution companies on a pro rata basis for credits given to final customers in an amount equal to the product of:

(1)	the difference between the rationed end-consumer price specified in the rationing decree and the applicable node price; and

(2)	the difference between the consumers’ actual energy consumption during the rationing period and during the same period in the prior year, with certain adjustments.

•	Failure Cost. Chile’s Electricity Law calls for a “failure cost” equal to the amount that must be paid by deficit generators that cannot meet their contractual commitments to the surplus generators to deliver electricity during periods when a rationing decree is in effect.

     On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters that should be regulated. The CNE regulated such services during the month of May of 2004, but this regulation impacts electricity distribution companies to a greater extent than generation companies.

     On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to distribution companies which are not able to renew its electricity supply contracts. In the referred resolution it was also stated that such supply (with no contract and for regulated clients) shall be provided at the node price and on a prorated basis, considering the firm capacity of each generator.

Back to Contents

The “Short Law”

     The Short Law was approved by Chilean Congress in January 2004 and became effective as of March 2004. The principle changes implemented by the Short Law include:

•	a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators transmission costs by transferring part of the cost to final customers;

•	reducing the regulated node price band with respect to the free customer contract price from 10% to 5%; and

•	modifying the definition of unregulated customer, defined as a final customers with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who choose to be unregulated consumers (effective in 2006).

     On May 4, 2005, additional modifications to Law DFL N° 1 and Law 18,410 of the SEF were promulgated in order to encourage investment in generation. Of the modifications that were introduced, the following are the most relevant for us:

•	the introduction of a long-term node price, as well as a stable price signal, meant to encourage investment in generation; and

•	the notion that sales to distribution companies that are not made pursuant to contractual agreements already in existence be carried out until December 2008 at the marginal cost of energy and not at the node price.

     We and our generation subsidiaries have interpreted these price signals in a positive way because they pave the way for potentially undertaking long-term investments in alternative fuels at a time in which it has become evident that Chile cannot rely on Argentine natural gas. Because of these recent regulatory developments, Endesa-Chile, among others, is in the initial phase of bidding on a liquefied natural gas (LNG) project that would eventually grant such fuel to a power plant to be built next to San Isidro, which was originally planned to burn Argentine natural gas. For more information, please see the risk factor entitled, “the Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile”.

Environmental Regulation

     The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution. It further provides that other constitutional rights may be limited in order to protect the environment. Although Chilean environmental regulation is not as well developed as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may impose environmental restrictions. Among them is Law No 18,902 de la Superintendencia de Servicios Sanitarios 27/01/1990 and the Sanitary Code which contains provisions relating to waste disposal, the establishment of industries in areas in which they may affect public health and the protection of water for human consumption. The regulations provide that no industrial entity may dispose of substances that may pose a risk to irrigation or consumption in any sewer or natural or artificial body of water without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems that an industrial entity proposes to use for the purpose of neutralizing or purifying liquid industrial residues.

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

Back to Contents

Water Rights

     Endesa-Chile owns unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2005, Chilean Congress approved a modification to the current laws governing unused water rights. Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for such unused water rights. By the end of 2005, we will have to determine which water rights are likely to be eventually utilized for a hydroelectric project and which will not. If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license payments. We estimate that in the event that we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than U.S.$ 4.0 million per year. When any future project commences operations, license fees paid for the corresponding water rights will be recovered retroactively through a tax credit, for a term of up to eight years before the start up of the project that utilizes the water rights.

     In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license payments will be paid starting as of January 1, 2013, using the same tax refund regime mentioned above for the SIC.

Operations in Argentina

     Operating income from the Company’s business in Argentina represented 4%, 10%, and 9% for years 2002, 2003 and 2004 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN ARGENTINA

	Year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$ )
Operating Revenues	101,615	114,061	148,230
Operating Expenses	88,572	80,939	113,921

Operating Income	13,043	33,122	34,379

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile participates in electricity generation in Argentina through its subsidiaries Costanera and El Chocón, with a total of 5 power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,303 MW. In 2004, Endesa-Chile’s hydro and thermal generation plants in Argentina represented 15% of the country’s total electricity generation capacity, in accordance with the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA..

     Endesa-Chile also participates in the transmission and trading of electricity in Argentina through its related companies, Compañía de Transmisión del Mercosur S.A. (“CTM”), which owns the Argentine side of a transmission interconnection line with Brazil, and CEMSA, a trading company that has signed contracts with generators in Argentina to export electricity from Argentina to Brazil and Uruguay. Endesa-Chile has a 45% ownership share in both CTM and CEMSA through its affiliates, CIEN and Endesa Argentina S.A., respectively. See “–Organizational Structure” for details on associated companies. Costanera’s installed capacity is thermal and accounted for approximately 10% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine SIN”), Argentina’s only major interconnected grid system, as of December 31, 2004. Costanera’s Combined Cycle II plant is the largest combined cycle in Argentina that can operate with natural gas and diesel. The Company’s 1,131 MW Steam Turbine power plant can operate with either natural gas or fuel oil. The Company maintains long-term contractual agreements with natural gas suppliers. The supply of liquid fuel is contracted annually according to estimated yearly requirements.

Back to Contents

     El Chocón is currently the second largest private hydroelectric facility in Argentina, accounting for approximately 6% of the installed capacity in the Argentine SIN as of December 31, 2004. El Chocón has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine SIN’s major peak suppliers. Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.

     The following table sets forth the installed capacity of Endesa-Chile’s Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)(1)

	As of December 31,

	2002	2003	2004

Central Costanera S.A.
Costanera Steam Turbine	1,131	1,131	1,131
Costanera Combined Cycle II	851	851	852
Central Termoélectrica Buenos Aires Combined Cycle I	320	320	320
Hidroélectrica El Chócon S.A.
El Chócon Hydroelectric	1,200	1,200	1,200
Arroyito Hydroelectric	120	120	120

Total	3,622	3,622	3,623

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics

     Endesa-Chile’s total electricity generation in Argentina reached 11,290 GWh in 2004, 41% higher than the 7,997 GWh in 2003, and 58% higher than the 7,167 GWh registered in 2002. Endesa-Chile’s generation market share was approximately 13% of total electricity production in Argentina for 2004, approximately 10% for 2003 and 10% for 2002.

     The following table sets forth the electricity generation of Endesa-Chile’s Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,

	2002	2003	2004

Central Costanera S.A.	3,486	3,958	7,859
Hidroelectrica El Chocón S.A.	3,682	4,038	3,431

Total	7,167	7,997	11,290

Back to Contents

     Low cost hydroelectric generation accounted for nearly 30% of total generation in 2004, less than in 2003 because of a relatively dry year when compared to 2003. The percentage of hydroelectric generation in 2002 reached 51%, as shown in the following table:

ENDESA-CHILE HYDRO/THERMAL GENERATION IN ARGENTINA (GWh)(1)

	Year ended December 31,

	2002		2003		2004

	(GWh)%		(GWh)%
Hydroelectric Generation	3,682	51.4	4,038	50.5	3,431	30.4
Thermal Generation	3,486	48.6	3,958	49.5	7,859	69.6

Total Generation	7,167	100.0	7,997	100.0	11,290	100.0

(1)	Generation minus power plant own consumption and technical losses.

     Endesa-Chile’s physical energy sales in Argentina reached 12,988 GWh in 2001, 7,897 GWh in 2002, 9,259 in 2003 and 11,604 in 2004. The increase in sales of year 2004 compared to 2003 responds to the increase in the generation of Endesa-Chile’s facilities.

     The portion of physical sales supplied by the Company’s own generation of energy reached 97% of total sales in 2004 while sales supplied by energy purchased from other generators represented 3% of total sales in 2004, as set forth in the following table:

PHYSICAL PRODUCTION AND PURCHASES IN ARGENTINA (GWh)

	2002		2003		2004

	(GWh)%		(GWh)%		(GWh)%

Electricity Production	7,167.4	90.5	7,996.5	86.4	11,289.7	97.3
Electricity Purchases	750.0	9.5	1,264.0	13.6	312.6	2.7

Total(1)	7,917.4	100.0	9,260.5	100.0	11,602.3	100.0

(1)	Energy production plus energy purchases differs from electricity sales in 2002 due to 20 GWh of energy not billed in that year, given that own power plant consumption and technical losses have already been deducted.

     The company’s physical sales market share decreased from 18% in 2001 to 10% in 2002 but it increased to 12% in 2003 and to 14% in 2004. Contracted sales decreased after 2001 due to dispatch of the exportation to Brazil. In 2001 the dispatch was 44%, however since February 2002 the dispatch is null. The increase in contracted sales in 2004 compared to contracted sales in 2003 responds to the operating conditions of the Wholesale Electricity Market (“WEM”). Endesa-Chile has adjusted its commercial strategy to reduce its exposure to the spot market. The Argentine Government’s intervention in the energy sector since 2002 has led to a WEM payment deficit and to the natural gas crisis that the country is currently experiencing. Governmental authorities in Argentina have operated under special conditions; that is, they have limited the spot price to reflect the variable cost of generating electricity with natural gas, without considering the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil.

     For more information on the Argentine gas crisis, please refer to “–Electricity Generation in Argentina–Industry Structure and Regulatory Framework–Government Resolutions adopted during 2004”.

     Costanera’s physical sales reached 7,973 GWh in 2004, compared to 4,583 GWh in 2003; 4,178 in 2002 and 8,395 in 2001. The increase in 2004 reflects the increase in Costanera´s generation, which can operate with natural gas and fuel oil. Contracted sales in 2004 represented 11% of total physical sales and pool market sales accounted for the remaining 89%.

Back to Contents

     The distribution of physical sales, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year ended December 31,

	2002		2003(1)		2004

	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume

Contracted Sales	1,520	23.8	1,117	12.1	1,855	16.0
Non-Contracted	6,377	76.2	8,142	87.9	9,749	84.0

Total Electricity Sales	7,897	100	9,259	100	11,604	100

(1)	Sales in the anticipated spot market are included as non-contracted sales.

     In 1996 and 1997, the governments of Argentina and Brazil subscribed several protocols and memoranda of understanding related to energy integration and interconnection between the two countries. Subsequent to such governmental agreements, and in that cross-country energy integration framework, Costanera contracted to sell 500 MW of electricity capacity to CIEN, a Brazilian company in which Endesa-Chile has a 45% interest, until 2020. An additional 462 MW of Costanera’s capacity is committed through a contractual agreement to CEMSA, a 45%-owned Argentine affiliate of Endesa-Chile. Costanera has received payments for having take-or-pay capacity available for Brazil. During 2004, Costanera’s electricity generation was affected by the natural gas crisis in the Argentine economy. Costanera has the ability to operate its steam turbine power plant with either natural gas or fuel oil. Accordingly, the Argentine electricity system’s need to generate electricity with alternative liquid fuel has increased the dispatch of Costanera’s plants.

     Because of the very tight electricity and natural gas conditions currently prevailing in Argentina, local authorities have not recently allowed generation companies, including Costanera, to export electricity produced with natural gas. In addition, Argentine Resolutions 426/04 and 949/04 only permit export contracts to be satisfied with generation units that were previously identified for such purpose, and do not allow the purchase of any deficits in the wholesale market, as it is contemplated in the Interconnection protocol between Argentina and Brazil, incorporated in the contracts. For this reason, on April 27, 2005, Costanera, alluding to the precarious state of the wholesale electricity market in Argentina, and to completely involuntary reasons, invoked force majeure clauses in its export agreements with CIEN and CEMSA in order to explain that is was able to only partially comply with the terms under such export contracts. As of the date of this annual report, it is uncertain whether Costanera will be able to continue fully servicing its export contracts.

     Physical sales of El Chocón were 3,630 GWh in 2004, 22% less than the 4,676 GWh sold in 2003, and also less than the 3,719 GWh sold in 2002. The relative dry conditions in 2004 and the special operation of the electricity system defined by the authority explain this reduction. Contracted sales declined from 582 GWh in 2002 to 482 GWh in 2003, but increased to 989 GWh in 2004. Contracted sales to the mining firm Minera Alumbrera represented 49% of total contracted sales in 2004, Profertil represented 21%, ENSI 14% and Petroken 9%. The remaining 2,642 GWh in sales were delivered to the pool market.

     Endesa-Chile operates El Chocón for a fee payable to it pursuant to an operating agreement with a term equal to the duration of the concession (30 years). The agreement is not terminable by Endesa-Chile for a period of five years from the date its concession became effective. El Chocón does not have the right to terminate the operating agreement, except following the non-performance by Endesa-Chile of its agreed-upon obligations. Under the terms of the operating agreement, Endesa-Chile is entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments. El Chocón has agreed to indemnify Endesa-Chile against all liabilities resulting from its operation of the facilities owned by El Chocón.

     Endesa-Chile’s Argentine power plants compete with all the major power plants connected to the SIN. Our major power plant competitors in Argentina include Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,100 MW) owned by Totalfina, the plants owned by the AES Group: (San Nicolas (thermal 650 MW), Paraná (thermal 845MW) and Alicura (hydro 1,020 MW)) and Petrobras Energía S.A. which competes with Endesa-Chile through two power plants, Genelba (thermal 660 MW) and Pichi Picún Leufú (hydro 255 MW). Other significant power plants are Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,100 MW) owned by Totalfina and TermoAndes (thermal 600 MW) owned by Gener S.A. but not connected to the SIN.

Back to Contents

Electricity Generation in Argentina – Industry Structure and Regulatory Framework

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

     The WEM classifies large users of energy into three categories, Major Large Users (“GUMAs”, in its Spanish acronym), Minor Large Users (“GUMEs”, in its Spanish acronym) and Large Particular Users (“GUPAs”, in its Spanish acronym). Users in each of the three categories may freely negotiate their supply contract prices with generating companies. GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh. GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the pool market. GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW. GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW. GUMEs and GUPAs are not required to have minimum annual energy consumption. GUMEs and GUPAs must contract to purchase all of their demand and do not make any transactions in the pool market.

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

     All generation companies that are in the SIN pool operate in the WEM. Distribution companies, power traders and large users that have entered into supply contracts with generation companies pay the contractual price. Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks. The seasonal price is the price paid by distribution companies for electricity from the pool and is a fixed price reset every six months by CAMMESA and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors. The seasonal price is maintained for at least 90 days. Thereafter, CAMMESA updates assumptions underlying the models employed to establish the seasonal price based on current data and results provided by companies that are members of the WEM. If the Secretariat of Energy finds significant variance among current and prior data, it may resolve to change the seasonal price. The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction. The hourly spot price paid for energy reflects the marginal cost of generation.

Back to Contents

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

Regulatory Changes during 2002, 2003 and 2004

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

Back to Contents

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

Back to Contents

     By means of Resolution No. 82/2003 and Resolution No. 784/2003, the Secretary of Energy approved the winter seasonal scheduling, quarterly reschedulings and summer seasonal schedulings for the WEM maintaining the seasonal prices to be paid by the distributors at levels similar to those in force in November 2002. Therefore, the 2003 energy winter prices continue, and the 2003/2004 energy summer prices will continue, to omit the increase required to cover the spot prices payable to the generation companies. As a consequence, the seasonal stabilization fund (created by the regulation to collect the seasonal stabilization prices paid by distributors and to provide the amounts to cover the gap between the spot prices that vary on an hourly basis and the seasonal prices that are passed through to the end users by the distributors) is now depleted.

     On August 14, 2003 the Secretary of Energy took further measures pursuant Resolution SE No. 240/2003 which “temporarily” imposed, until certain alleged restrictions in the supply of natural gas are overcome, an artificial cap on the energy spot price as a result of ignoring the actual restrictions of gas supply to electricity generation companies which may occur in real time operation for calculating the spot price. According to the Resolution, the WEM does not consider variable costs reflecting liquid fuels prices but only natural gas tariffs, in order to recognize marginal costs to define the energy spot price, and excludes the possibility that water values declared by hydro facilities and hourly import transactions of energy may set spot prices in the event they are higher than the variable costs of the marginal unit using natural gas. Further, Resolution SE No. 240/2003 also discriminates against hydro generators, by not permitting them to recognize their generation costs in excess of the node-price, whereas thermal generators’ variable costs over and above the node-price continue to be recognized as a temporary excess dispatch cost.

     Additionally, in accordance with Resolution SE No. 406/2003, the Secretary of Energy established a priority for payments in the WEM by which generators are compensated only after certain other creditors of the WEM are compensated, granting generators priority only in collecting the part of their remuneration which reflects their operational and transmission costs.

Government Resolutions adopted during 2004

     The Argentina Gas Crisis: Argentina is currently going through what has been called a “Natural Gas Crisis”. Towards the end of the first quarter of 2004, the Argentine Government announced the restriction of natural gas exports and distribution within Argentina. Most recent publications establish the main cause of these restrictions to be the lack of investment in extraction and transportation capacity within Argentina, as well as the increased internal demand for natural gas. According to analysts, both elements are due to the pesification of natural gas contracts and the freezing of the price of natural gas in Argentina since the beginning of 2002. The resulting artificially low price would have encouraged consumers to replace more expensive oil derivative energy with natural gas, leading to an explosive growth in demand. At the same time, the fixed, low price of natural gas discouraged producers from investing in natural gas exploration and increasing their extraction and transportation capacity. Consequently, current supply is not able to satisfy internal demand and export commitments. Strong demand for electricity in Chile’s central region, which increased by 7.9% in 2004 and is expected to continue to increase significantly in the foreseeable future, combined with the low level of investment in the electricity sector, makes the Chilean electricity sector particularly vulnerable to the adverse effects of the Argentine natural gas crisis. In Chile’s central region, Endesa-Chile’s thermal plants San Isidro and Taltal use natural gas for thermal generation and have take-or-pay gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government, in order to reduce the risk of domestic residential shortages, announced a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters. Since that date, Argentina has significantly curtailed its natural gas exports to Chile. As a result, Endesa-Chile’s thermal plants have at times been forced to, and may in the future continue to be forced to, shift to more expensive fuel oil.

     For the “Natural Gas Crisis”, the Secretary of Energy, through resolution 208/2004 of April 2004, approved an agreement with natural gas producers to reestablish the gas price. Under this agreement the natural gas price rises to U.S.$ 1.00/MMBTU in July 2005, an increase of more than 100%.

     Within the framework of public social, economic, financial and exchange emergency and due to a severe lack of financing in the electric power sector arising from a governmental policy that does not allow for increases in the utilities fees, new investments from private power generators aimed at satisfying the growing demand of electric power were not foreseen in the short term. Accordingly, the Secretary of Energy, through Resolution No. 712/2004, created a fund (“FONINVEMEM”) to allow for the financing and management of all investment aimed at increasing the electric power supply within the Wholesale Energy Market (WEM).

Back to Contents

     In order to organize FONINVEMEM, the Secretary of Energy passed Resolution No. 1427/04 on December 6, 2004, under which all privateGenerator Agents of the WEM were called upon to take part in the organization of FONINVEMEM by investing certain amounts of money to be accrued during the period from January 1, 2004 to December 31, 2006, pursuant to Resolution No. 406 passed by the Secretary of Energy.

     Resolution No. 1427/04 provides that those Private Generator Agents who participate in the organization of FONINVEMEM will be permitted to take part in all necessary projects for the WEM restructuring. For that purpose, the general guidelines upon which the generation supply enlargement shall be managed were determined.

     The basic guidelines consist of various commitments from the Private Agents and the Secretary of Energy, including the following:

     A. Commitments from the Secretary of Energy:

     (i)      To pass seasonable prices that can be transferred to large and medium demand rates in such a way that as from July 1, 2005, these prices may cover, to a minimal degree, the total monomial costs of the WEM arising from enforcement of the Resolution No. 240/03 passed by the Secretary of Energy.

     (ii)      To pass seasonable prices that can be transferred to the rates, with the exception of the social rate, in order to reach, at November 1, 2006, values capable of covering at least the total monomial costs of the WEM, that result from enforcing the provisions of Resolution No. 240, passed by the Secretary of Energy on August 14, 2003 and complementary resolutions thereof.

     (iii)      To pass, no later than the first seasonal scheduling after the commercial operation commencement of the investment projects to be carried out within this framework, seasonal prices that allow the guarantee of payment to the WEM´s generators through rate collection.

     (iv)      From the time of commencement of commercial operation of the new equipment built with the FONINVEMEM resources, to compensate the power readily made available by hourly compensation equivalent to PESOS ($) of the amount that was paid prior the Law Number 25,561 and to compensate the energy supplied to the system, determining as a computation base, the Production Variable Costs, being the highest Production Variable Cost to be accepted equal to the Reference Price plus 15%.

     (v)      Once the Market readjusts from the commercial operation commencement of the new equipment built with the FONINVEMEM´s resources, to leave without effect Resolution No. 240 and to compensate the generators with the System Marginal Price, in a free Spot Market, taking into account the cost of the energy that was not supplied and with a water value that represents the thermal replacing value.

     (vi)      To foster the necessary regulatory changes so that, after the WEM restructuring:

     Medium and large demands are bound to retain at least 75% of their electric power consumption.

•	The supply of the growing demand that is not authorized to manage its own supply (Distributors demand) may be gradually and subsequently called for bids, through contracts with new Generation, for a minimum term which initially may be of FOUR (4) years.

•	Bids for the energy hiring to be produced from the Project or Projects that are to be carried out with FONINVEMEM funds are called in order to facilitate their possible financing.

     (vii)      To create the regulatory instruments that allow for Natural Gas firm transportation hiring and Natural Gas purchase, in addition to the currently retained transportation, aimed at generating Electric Power, trying to adapt the Natural Gas supply to the requirements of the power plants.

Back to Contents

     (viii)      Once the WEM has been restructured, electric power export contracts authorized therein, have the same possibilities of purchasing the shortage amounts of electric power in the Spot Market than domestic demand, at the rates to be determined pursuant to paragraph (iv).

     (ix)      To abide by the contracts currently in force in the WEM.

     B. Commitments undertaken by the Private Agents:

     (i)      To contribute as a guarantee of performance of all necessary projects aimed at restructuring the WEM, between a minimum of 65% and the total amount of certain funds, pursuant to Resolution No. 406, passed by the Secretary of Energy.

     (ii)      To take all the steps to manage the necessary projects to restructure the WEM, undertaking the commitment to carry out the pertinent Projects and works so they can be ready to commercially operate as from 2007.

     (iii)      To obtain the necessary financing to carry out the projects and the necessary works for the WEM restructuring on the committed deadlines.

     Both Costanera and El Chocón decided to participate in the organization of the FONINVEMEM Fund by investing certain amounts of money pursuant to the provisions of the Resolution No. 406, passed by the Secretary of Energy, which sums amounted in 2004 to around U.S.$ 1.3 million and U.S.$ 16 million respectively. The development throughout the remaining period will depend, among other factors, on CAMMESA´s dispatch of the generation units of both power plants

Environmental Regulation

     The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 (the “Hazardous Waste Law”) enacted in January 1992 and its implementing decree, Decree No. 831/93, which regulates the disposal of hazardous waste in Argentina.

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

Emergency Measures

     As of the date of this annual report, the Argentine electricity regulatory framework is undergoing profound changes, the effect of which is hard to evaluate in terms of long-lasting impacts. Although Law 24,065 has not been formally repealed, the trend that has been observed since 2002 leads us to believe that there will be increased state intervention that will modify the regulatory framework described in this annual report. In particular, in January 2002, the Argentine congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 (the “Economic Emergency Law”). This law authorized the forced renegotiation of public service contracts, imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of AR$ 1 per U.S.$ 1 (with some exceptions) and empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as create a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies.

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

Back to Contents

Operations in Perú

     Operating Income from the company’s business in Perú represented 20%, 18%, and 14% of Endesa-Chile’s total operating income for the years 2002, 2003 and 2004 respectively. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN PERU

	Year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$ )
Operating Revenues	121,714	114,532	123,375
Operating Expenses	48,752	51,703	71,217

Operating Income	72,962	62,829	52,158

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile, through its subsidiary Edegel, operates a total of eight generation plants in Perú, with a total installed capacity5 as of December 2004 of 967 MW. Edegel owns seven hydroelectric power plants, with a total installed capacity of approximately 739 MW, two of which are located 280 kilometers from Lima and five of which are located at an average distance of 50 kilometers from Lima. The company has one thermal plant located in the city of Lima, which represents the remaining 227 MW of total installed capacity.

     Edegel’s installed capacity did not change in 2004. Endesa-Chile’s hydroelectric and thermal generation plants in Perú represent 22% of the country’s total electricity generation capacity according to the information reported in October 2004 by the Osinerg for the calculation of the busbar (i.e., node) prices.

5	The installed capacity figures relate to the recognition of effective capacity, updated and approved by the Comité de Operación Económica del Sistema, or COES, Peru, consistent with installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

Back to Contents

     The following chart sets forth the installed capacity of Edegel, our Peruvian subsidiary:

INSTALLED CAPACITY PER SUBSIDIARY IN PERU (MW) (1)

	(MW)
	2002	2003	2004

Edegel S.A.
Huinco (Hydroelectric)	247	247	247
Matucana (Hydroelectric)	129	129	129
Callahuanca (Hydroelectric)	75	75	75
Moyopampa (Hydroelectric)	65	65	65
Huampani (Hydroelectric)	30	30	30
Yanango (Hydroelectric)	43	43	43
Chimay (Hydroelectric)	151	151	151
Santa Rosa (Thermal)	264	228	227

Total	1,003	967	967

(1)	The installed capacity figures relate to the recognition of effective capacity, updated and approved by the Comité de Operación Económica del Sistema, or COES, Perú, consistent with installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

     Endesa-Chile’s total electricity generation in Perú reached 4,136 GWh in 2004, 4% less than the electricity generation of 4,287 GWh in 2003, and almost the same as the 4,141GWh in 2002. Endesa-Chile’s generation market share was approximately 20% of total electricity production in Perú in 2004, approximately 22% for 2003, and 22% for 2002.

ELECTRICITY GENERATION PER SUBSIDIARY IN PERU (GWh)(1)

	(GWh)
	2002	2003	2004

Edegel S.A.	4,141	4,287	4,136

Total	4,141	4,287	4,136

(1)	Generation minus power plant own consumption and technical losses.

     Hydrological generation represented 94.1% of Edegel’s total production in 2004. Edegel’s hydroelectric generation has accounted for more than 99% of its total generation since 2001, except in the last year. The portion of electricity supplied by Edegel’s own generation was 94.5% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

     Edegel maintains contractual agreements with diesel suppliers which fix the transportation cost of the fuel but do not have fixed oil prices or oil supply amounts. The amount purchased pursuant to these contracts responds to estimated needs at the time of purchase, and market levels determine price at that time.

Back to Contents

     The following table sets forth the electricity generation and purchases for Edegel over the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN PERU (GWh)

	Year ended December 31,

	2002		2003		2004

	(GWh)%		(GWh)%		(GWh)%

Electricity Production	4,141	98.5	4,287	95.8	4,136	94.5
Electricity Purchases	65	1.5	189	4.2	239	5.5

Total(1)	4,206	100.0	4,476	100.0	4,375	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, given that own power plant consumption and technical losses have already been deducted.

     In Perú there is only one interconnected system, Sistema Electrico Interconectado Nacional, or the SEIN. Electricity generation in the SEIN increased 5.9% during 2004 when compared to 2003, reaching a total yearly generation of 21,903 GWh. Increased demand in Perú is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for copper and gold.

     On November 21, 2003, an electricity supply contract was signed with Compañía Minera Ares S.A.C. (“Minera Ares”), a mining company held by the Hochschild Group, for 12 MW of capacity and associated energy. The contract has been effective since January 2004 and has a term of 5 years. Minera Ares exploits minerals (gold and silver) for the mining units of Caylloma (2 MW), Minera Ares (5 MW) and Arcata (5 MW). With this contract Edegel is not only increasing its mining company customers but also expanding into a new geographic area in Perú.

     Edegel’s physical sales in 2004 decreased nearly 3% compared to sales in 2003. Sales in the spot market decreased nearly 25%. The percentage of contracted sales increased in 2004 as compared to 2003 and 2002, due to an increase in sales to unregulated industrial customers. Sales to regulated customers remained at 47% of contract sales in 2004 and 2003, and decreased the percentage compared with 50% in 2002. Edegel´s clients in 2004 were eleven, two regulated and nine non-regulated. The average number of years to expiration of these contracts is approximately 11 years.

     The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Contracted sales	2,829	68.0	3,134	70.5	3,344	77.3
Non-Contracted sales	1,329	32.0	1,309	29.5	984	22.7

Total Electricity sales	4,158	100.0	4,443	100.0	4,328	100.0

     Because SEIN is the only interconnected transmission system in Perú, all generation companies connected thereto may be considered competitors. However, Endesa-Chile’s most important competitors in Perú are the hydroelectric generators, Electroperú and Egenor, whose capacity is approximately 869 MW and 542 MW, respectively

Electricity Generation in Perú– Industry Structure and Regulatory Framework

     The regulatory framework for the electricity industry in Perú was modeled after the regulatory framework in Chile. Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its corresponding regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its corresponding regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734, which created the regime that supervises Investments in Energy and its Regulation (Supreme Decree No. 005-97-EM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority) and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

Back to Contents

     Some of the most important characteristics of the regulatory framework of the electricity industry in Perú are (i) vertical disintegration, or separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets and a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and (iii) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).

     The electricity sector in Perú consists of one main interconnected system, SEIN. As of October 2000 the two prior interconnected systems, Sistema Interconectado Central-Norte (SICN), and Sistema Interconectado Sur (SIS), were connected and formed the single integrated system.

     In Perú, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities, among others. The Organismo Supervisor de la Inversión en Energía, or OSINERG, is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. In September 2001, the Comisión de Tarifas de Energía, or CTE, was absorbed by OSINERG. As a consequence, OSINERG’s Gerencia Adjunta de Regulación Tarifaria performs CTE’s functions, which include publishing the regulated tariffs. The Comité de Operación Económica del Sistema, or COES, coordinates the dispatch of electricity of Perú’s SEIN in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual busbar (i.e., node) tariff calculations. However, Perú’s COES consists of generation and transmission companies, whereas in Chile the CDECs include only generation companies.

     As of October 1997, technical standards have been established in order to compare the quality and conditions of the service provided by electricity companies. As of October 1999, companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for customers who received substandard service.

Dispatch and Pricing

     The dispatch methodology and pricing at the generation level in Perú are virtually identical to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Perú and unregulated customers in Perú are those with demand greater than 1 MW, whereas in Chile unregulated customers are those with demand greater than 0.5 MW. Supplies for capacity demand lower than 1 MW are considered a public service suppliance. Additionally, since 1999, capacity payment is determined with regard to a fixed guaranteed component based on the efficiency of each plant and a variable component dependant on the level of dispatch of each plant.

Transmission

     At the transmission level in Perú, transmission lines are divided into principal and secondary systems. The principal system lines are accessible to all generators and allow electricity to be carried out to all customers. The transmission concessionaire receives an annual fixed income (RAG, remuneración annual garantizada) regulated by OSINERG, and also receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are accessible to all generators, but are used to serve only certain customers, who in turn are responsible for making payments related to their use of the system.

Back to Contents

Distribution Pricing

     Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG. Historically, Busbar prices for capacity and energy are published every six months, in April and October, and become effective the first day of May and November, respectively; but since 2005, this publication will be annual (only in April) according with the last modification of the law (see below). Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly performed in U.S.$. Other conditions of distribution pricing are similar to those in Chile.

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

     A concession of electricity generation activity constitutes an agreement between the generator and Ministry of Energy and Mines while an authorization is merely a unilateral permission granted by the Ministry. Authorizations and concessions are granted by the Ministry for an unlimited period of time although its termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions and its regulations and amendments.

Changes to the regulatory framework during 2004

     In December 2004, important changes were incorporated to the Law of Electricity Concessions. These changes include:

•	Busbar tariffs will be fixed annually by the authority in May and must consider two periods: energy demand and investment plan forecast for the next 24 months, including foreign demand and supply; and energy demand and historic investments.

•	Suspension until December 31, 2007 of the application of a provision regarding concession revocation when distribution companies do not assure, by contract, electricity supply for at least 24 months.

•	Lack of payment by distribution companies to generation companies for electricity used for public service will now trigger a concession revocation by the authority.

•	Ministerio de Energía y Minas and OSINERG will create a special commission to study and implement efficient methods for electricity generation development. Such commission will work closely with different sectors of the economy and present a proposal to Congress in the next six months.

     In addition, an emergency decree was adopted to solve the problem of the distributors without contracts. In the last two years, the Busbar prices were lower than the marginal cost, so generators avoided contracting new energy with distributors. This situation resulted in distributors not having enough energy contracted in 2004 to supply their demand. As a consequence, the generators have agreed to supply distribution companies without contracts at the busbar price.

Back to Contents

     Also in December 2004 Congress enacted the Electricity Import and Export Regulation, which includes the following provisions:

•	Regulates electricity import and export transactions between SEIN and the electric systems of the Community of Andean Nations

•	Creates two agents: Market Administrator and System Operator.

•	Authorizes certain agents to perform international transactions.

•	For electricity international transactions:

•	COES will perform an energy supply curve

•	Prices will be in U.S. dollars

•	Electricity export is performed only when a warranty or bond representing payment for one day operation is presented.

•	Distribution of transmission revenues will be agreed between Ministerio de Energía y Minas and the equivalent authority in the foreign country.

Operations in Colombia

     Operating Income from the Company’s business in Colombia represented 22%, 25% and 32% for 2002, 2003 and 2004 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN COLOMBIA

	Year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$ )
Operating Revenues	234,695	213,810	251,398
Operating Expenses	156,663	125,676	132,942

Operating Income	78,032	88,134	118,456

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile controls two electricity generation companies in Colombia, Betania and Emgesa. Endesa-Chile has an 85.6% ownership interest in Betania, and a 22.4% economic interest in Emgesa. Betania is the operator of Emgesa, although it receives no compensation in return.

     As of December 31, 2004 Endesa-Chile, through both subsidiaries, operated a total of ten generation plants in Colombia, with a total installed capacity of 2,609 MW as of December 2004, of which 91.5% is hydroelectric. Betania has one 540 MW hydroelectric facility located in Huila. Emgesa had a total installed capacity of 2,069 MW as of December 31, 2004, 89.2% of which was hydroelectric. Emgesa’s main facilities are located in the Cundinamarca region of Colombia. In April 2004, Emgesa added a new power plant along the Bogota River called Tequendama, with an installed capacity of 19 MW.

     Endesa-Chile’s hydroelectric and thermal generation plants in Colombia represent approximately 19% of the country’s total electricity generation capacity, according to the country’s December 2004 official statistics. This 2004 market share is lower than Endesa-Chile’s installed capacity market share of 2002 and 2003, which was approximately 20% of the Colombian system. This decline in the past two years can be attributed to both the suspension of the Cadena Vieja hydro facility (241 MW) and the introduction of new hydro facilities owned by E.P.M. and Isagen S.A., our main competitors in Colombia.

Back to Contents

     The following table sets forth the installed generation capacity of Endesa-Chile’s Colombian subsidiaries at December 31, 2004:

INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)(1)

	(MW)

	2002	2003	2004

Emgesa
Guavio (Hydroelectric)	1,150	1,150	1,150
Cadena Vieja (Hydroelectric)	241	0	0
Cadena Nueva (Hydroelectric)(2)	580	600	600
Termozipa (Thermal)	223	223	223
Minor Plants (Hydroelectric)(3)	0	76	96
Betania
Betania (Hydroelectric)	540	540	540

Total	2,734	2,589	2,609

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics

(2)	Is known as Cadena Nueva or Cadena Pagua and is an hydroelectrical chain composed by Paraíso and La Guaca plants

(3)	At December 31, 2004 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, San Antonio and Tequendama. On January 1, 2005, the minor plant La Junca was incorporated in the SIN, but it is not included here, because the chart shows information at December 31, 2004.

     Approximately 91% of Endesa-Chile’s total installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Endesa-Chile’s total electricity generation in Colombia reached 11,881 GWh in 2004 compared to 10,794 in 2003 and 10,699 GWh in 2002. Endesa-Chile’s generation market share in Colombia in 2004 was approximately 25% according to ISA. In addition to hydrological conditions, the amount of generation is dependant on the Company’s commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which Endesa-Chile operates. Companies are free to offer their electricity every day at the price that they determine convenient, as opposed to being forced by a centralized operating entity to generate according to the minimum marginal costs of the system. Betania and Emgesa sold approximately 64% of their electricity under contract in 2004, with the remainder sold in the spot market.

     The following table sets forth the energy generation for each of Endesa-Chile’s Colombian subsidiaries:

ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)

	(GWh)

	2002	2003	2004

Emgesa	8,870	9,205	10,028
Betania	1,829	1,589	1,853

Total	10,699	10,794	11,881

(1)	Generation minus power plant own consumption and technical losses

     Hydrological conditions in 2004 translated into higher generation for Emgesa due to increased rainfall in its geographic area allowing for a decrease in thermal generation and a reduction in the level of physical energy purchases, when compared to 2003. Considering that thermal generation is not significant, accounting for only 8.5% of Endesa-Chile’s total installed capacity in Colombia at December 2004 and less than 1% of total generation in Colombia during 2004, maintaining long-term contracts with coal suppliers to assure coal supply is not critical and these contracts are therefore negotiated annually. In 2004, hydroelectric generation comprised over 99% of Endesa-Chile’s total generation in Colombia.

Back to Contents

     The following table sets forth the levels of electricity production and purchases for Endesa-Chile’s Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,

	2002		2003(1)		2004

	(GWh)%		(GWh)%		(GWh)%

Electricity Production	10,699	72.7	10,794	74.0	11,881	77.9
Electricity Purchases	4,023	27.3	3,790	26.0	3,368	22.1

Total(1)	14,722	100.0	14,584	100.0	15,249	100.0

(1)	Energy production plus energy purchases exceed electricity sales due to power plant pump consumption.

     The sole interconnected electricity system in Colombia is the Colombian National Interconnected System, or the Colombian SIN. Electricity demand in the Colombian SIN, excluding the generation of the 39 MW OXI cogenerator unit, increased 2.7% during 2004. The electricity consumption the Colombian SIN was 44,811 in 2002, 45,711 in 2003 and 47,020 GWh in 2004. Endesa-Chile’s physical sales increased in 2004 as compared to 2003, due to an increase in the generation.

     The demand in Colombia’s electricity market has also been affected by the interconnection with the electricity system of Ecuador, which began operations in March 2003, referred to as International Transactions of Energy (“TIE”). During 2004 physical sales to Ecuador reached 1,681 GWh. During 2005 an interconnection line between Ecuador and Perú is expected to be operational. Both interconnections with transmission lines represent a potential for greater competition, because generators in Ecuador may generate and export electricity to Colombia. However, based on the level of capacity and price levels in each country, it is more likely that Colombian generators will be exporting electricity to Ecuador.

     During 2004, Emgesa served an average of 839 non regulated customers and 11 distribution companies, and Betania served a total of 5 distribution companies. Endesa-Chile’s sales to the distribution company Codensa accounted for 45% of its total contract sales in 2004. Physical sales to the six largest non-regulated customers reached 4.1% altogether.

     The distribution of physical sales, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Contracted sales	8,373	57.2	9,333	64.4	9,736	64.3
Non-Contracted sales	6,266	42.8	5,148	35.6	5,412	35.7

Total Electricity sales	14,639	100	14,481	100	15,148	100

Back to Contents

     The following table sets forth Endesa-Chile’s sales by volume to its five largest distribution customers in Colombia for each of the periods indicated:

MAIN CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Distribution companies:
Codensa	4,195	50	4,860	52	4,413	45
Cens			273	3	527	5
Electricaribe			267	3	510	5
Essa					501	5
Electrocosta	286	3	213	2	253	3
Dicel	531	6	279	3
Pereira	352	4
Flores	153	2

Total sales to five largest distribution companies	5,517	66	5,892	63	6,205	64

     Endesa-Chile’s most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín, whose total installed capacity was 2,580MW in December 2004, Isagen, whose total installed capacity was 2,241 MW in December 2004, and Corelca, whose installed capacity was 1,339 MW in December 2004. Endesa-Chile also competes with the following publicly owned companies in Colombia: EPSA, whose total installed capacity was 1,078 MW in December 2004 and Chivor, which is owned by AES, whose total installed capacity was 1,000 MW in December 2004.

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

     The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas (“CREG”) and other regulatory bodies governing the electricity sector: (1) efficiency – the correct allocation and use of resources and the supply of electricity at minimum cost; (2) quality – compliance with the technical requirements established in regulations affecting the sector; (3) continuity – a continuous electricity supply without unjustified interruptions; (4) adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency; (5) neutrality – the impartial treatment of all electricity consumers; (6) solidarity – the provision of funds by higher – income consumers to subsidize the subsistence consumption of lower income consumers; and (7) equity – an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

Back to Contents

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

     Effective as of January 1, 2002, the market share of generators, traders and distributors have been limited as follows:

•	a generator may not own more than 25% of the installed generating capacity in Colombia;

•	a trader may not account for over 25% of the trading activity in the Colombian SIN; and

•	a distributor cannot have more than 25% of the distribution activity in the Colombian SIN.

     In order to calculate these limits, the participation of a given company is added to those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries. In addition, effective as of January 1, 2002, generators may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries. In 1999, CREG issued Resolution 42 which established that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by the CREG. Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW. The CREG 042-1999 resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.

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

Back to Contents

     The generation sector is organized on a competitive basis with generation companies selling their production on the electricity pool market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices. The Colombian SIN is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and inter-regional transmission lines, the distribution lines and the electrical loads of the users. Betania and Emgesa are part of the SIN. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand. Generators connected to the SIN also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999, Resolutions 77, 111,081, 078 and 090 of 2000, Resolution 001 of 2001 and Resolution 074 of 2002. The capacity charge is calculated pursuant to formulas also included in such Resolutions. Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders. Initially, distribution companies were required to enter into contracts to supply 100% of their regulated market and, although this requirement has gradually been reduced, they have still tended to secure contracts for a large proportion of their regulated market.

Dispatch and Pricing

     The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

     The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity. Its operations are similar to the electricity pools which operated in England and Wales. In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period. Every day the CND receives price bids from all the generators that participate in the Bolsa. These bids indicate the daily prices at which the generators are willing to supply electricity and the hourly available capacity for the following day. Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand. The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country. During 2003, international short-term electricity transactions were regulated through Resolution CREG 004 and some other amending resolutions, which became effective when trade with Equador began. Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost-efficient manner. The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

     Differences among real dispatch and “optimal dispatch” give rise to what are known as “restrictions,” which are settled for each generator in the following way: restricted generators (those whose real generation is lower than optimal dispatch) are charged with the average of the market price and their offer prices; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised according to regulated prices (CREG 034-2001 and others) at their offer price. The net value of these restrictions are assigned proportionally to all the traders within the Colombian SIN, according to their demands of energy. The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs. This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the average of the offer price and the spot price. The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values. This Resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who consider that the recognized prices do not cover the costs associated with these restrictions.

Back to Contents

     The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa. In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced a new firm capacity charge pursuant to Resolution 116 (the “Capacity Charge”), effective as of December 1, 1997, amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77, 111, 081, 078 and 090 of 2000, Resolution 001 of 2001 and Resolution 074 of 2002. The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine. The Capacity Charge remunerates generators for the firm capacity made available to the Colombian SIN in periods of critical hydrology. Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116 as amended. The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own firm energy. The CND can verify a generator’s declared availability and the SSPD can impose sanctions if the actual availability is lower than the declared availability. If a generator’s availability is less than the minimum limit, the generator does not receive the total amount of the Capacity Charge.

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

     In 2000, Resolution 111 modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generators over hydroelectric generators. The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a 24 month period of hypothetical drought assuming each month the minimum hydrological conditions that prevailed during different “El Niño phenomenons that occurred during history. A new proposal for the calculation of the Capacity Charge for generation companies is currently being discussed.

      In March 2003, the Colombian pool market started the TIE with Equador and exported 1,129 GWh and imported 67 GWh. During 2004, Colombia exported 1,681 GWh and imported 35 GWh. Please refer to the section titled “Operations in Colombia” for more information.

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

     The expansion of the NTS is carried out according to model expansion plans designed by Unidad Planeación Minero-Energética (“UPME”) and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolution 51 of 1998. According to such Resolution, the construction, operation and maintenance of new projects is awarded to the Company that demands the lowest present value of cash flows needed for carrying out the project. CREG has enacted subsequent resolutions which modify and replace CREG 051 of 1998 by improving the plan of expansion of STN but conserving the same conceptual framework.

Back to Contents

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

     CREG must calculate DUOS charges for each company. By means of resolution 082 from 2002 the CREG fixed the new distribution charges methodology replacing the contained in Resolution 99 of 1997. The distribution charges are calculated based on the replacement cost of the distribution assets prevailing at the moment the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet such condition) and an assumed opportunity cost of capital, as well as operation and maintenance costs.

Trading

     Trading is the resale directly to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents which must comply with the requirements of CREG. The parties freely agree upon trading prices for deregulated users. Trading to regulated users is subject to a “regulated freedom regime” under which the tariffs are set by each trader using tariff options based on a formula established by CREG in Resolution 31 (1997). This formula will remain in effect until CREG finalizes a new methodology, which it is currently in the process of developing. Tariffs are determined pursuant to a combination of:

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

     Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remained in effect for 2004. It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG during 2005.

     It is expected that certain elements in retail trading regulation which grant artificial competitive advantages to independent traders will be corrected by the new retail trading scheme. The bulk of National Development Plan regulation regarding the electric retail business is published in decree 3734, published by the Ministry of Mines in December 2003. Under this decree, independent traders are forced to have the same market composition, in terms of average energy consumption per customer, as the established trading and distribution company. This decree also imposes an obligation to recognize costs associated with being the last resort supplier. At a U.S. wholesale level, the new long-term energy supply scheme -SEC- is expected to become fully operative in 2005.

Back to Contents

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

     Since 1993, Colombia has experienced a significant expansion in its environmental regulations as a result of Law No. 99, which requires generators to contribute to the conservation of the environment by means of a payment for the use of electricity generation. Hydraulic generators must pay 6% of their generation, and thermal generators must pay 4%. This payment is made to the municipalities and environmental corporations where their machinery, and the dams and river basins holding the water that they use for their operations are located.

Inspection and Control

     According to the National Constitution and the Public Utilities Law, the Superintendency of Public Utilities exercises supervision of public services companies involved in the aforementioned electricity activities. In 2003, the Superintendency of Public Utilities implemented a central information system in order to consolidate all the information of public utilities for both control and information purposes.

Operations in Brazil

     Operating Income from the Company’s business in Brazil represented 5%, 1%, and 4% for 2002 and 2003 and 2004 of Endesa-Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN BRAZIL

	Year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$ )
Operating Revenues	53,216	31,562	42,006
Operating Expenses	35,636	27,813	27,692

Operating Income	17,580	3,749	14,314

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Endesa-Chile participates directly in the Brazilian electricity market through its subsidiary Cachoeira Dourada, of which Endesa-Chile has a total 92.51% ownership share. Cachoeira Dourada operates a 658 MW pass-through hydroelectric facility in the State of Goias, south of Brasilia, which represents approximately 0.7% of the total installed capacity of Brazil according to ANEEL.

     The installed capacity of the Company has remained stable at 658 MW for the past four years, although the country’s installed capacity expanded by 7,000 MW in 2002, 4,200 MW in 2003 and 3,500MW in 2004.

Back to Contents

INSTALLED GENERATION CAPACITY IN BRAZIL (MW)(1)

	(MW)

	2002	2003	2004

Cachoeira Dourada	658	658	658

Total	658	658	658

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics

     The Company’s total physical generation in 2004 was 3,262 GWh, representing a 7.9% increase as compared to 2003. Physical generation was: 2,467 GWh in 2002, 3,024 GWh in 2003 and 3,262 GWh in 2004. Cachoeira Dourada’s generation depends on rainfall in the region in which it operates. Hydrological conditions were favorable to Cachoeira Dourada’s electricity generation during 2004, increasing the plant’s average percentage of total installed capacity used from approximately 53% in 2003 to 56% in 2004.

     The following table sets forth the physical energy production and purchases of Cachoeira Dourada:

PHYSICAL PRODUCTION AND PURCHASES IN BRAZIL (GWh)

	Year ended December 31,

	2002		2003		2004

	(GWh)%		(GWh)%		(GWh)%

Electricity Production	2,467.0	68.7	3,024.3	80.2	3,262.2	83.6
Electricity Purchases	1,125.0	31.3	745.3	19.8	639.8	16.4

Total(1)	3,592.0	100.0	3,769.6	100.0	3,902.0	100.0

(1)	Energy production plus energy purchases may differ from electricity sales due to transmission losses.

     Cachoeira Dourada has a long-term take-or-pay contract, which was executed in September 1997 when Endesa-Chile acquired the concession of Cachoeira Dourada (“CDSA”) with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), a regional state-owned distribution company. The contract has a term of 15 years. During the first five years, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW). That amount was reduced by 10% (42MW) per year beginning in September of the sixth year. As a result, physical sales to CELG declined 11% in 2004 as compared to 2003. The electricity generated monthly in excess of Cachoeira Dourada’s contractual commitment to CELG is sold to third parties, including the pool market.

     Electricity demand in Brazil increased 5.0% during 2004, 5.3% during 2003 and 5.2% during 2002 after decreasing in 2001 as a consequence of the government rationing program imposed which limited the amount of electricity consumers could utilize.

     The distribution of physical sales for Cachoeira Dourada, in terms of customer segment, is shown in the following table:

ENDESA-CHILE PHYSICAL SALES PER CUSTOMER SEGMENT IN BRAZIL (GWh)

	Year ended December 31,

	2002		2003		2004

	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume

Contracted sales	3,572	99.5	3,428	90.9	3,398	87.1
Non-Contracted sales	19	0.5	342	9.1	504	12.9

Total	3,591	100	3,770	100	3,902	100.0

Back to Contents

     The decreases in contractual sales in 2003 and 2004 were due to a contractual dispute with Cachoeira Dourada’s most important customer, CELG. Cachoeira Dourada’s contractual agreement with CELG had been subject to dispute in the Brazilian courts. In February 2003, CELG suspended payments to Cachoeira in order to buy electricity in the pool market, where prices at the time were lower than the contract price. CELG did not reinstate payments until a provisional court order, issued in July 2003, determined that it should commence paying at least partial past due invoices. CELG started making payments, but they were based on a lower energy price and quantity than provided for in the contract. Consequently, as a conservative accounting measure, Cachoeira Dourada registered from July to December 2003 and also from January to May 2004, only partial monthly billings to CELG. On June 16, 2004 the provisional court order issued in July 2003 was revoked, obliging CELG to pay 100% of the contract. Finally, in August 2004 , CELG and CDSA reached a new agreement. The main points were:

•	CELG recognized a total debt of 170 MMR$ to CDSA;

•	135 MMR$ would be paid by CELG through a BNDES financing over three years;

•	35 MMR$ would be paid monthly by an upper contract price (130% of the original);

•	new indexed formula based only on IGPM index;

•	all judgment disputes, in relation to the PPA would be cancelled.

     In addition to its ownership of Cachoeira Dourada, Endesa-Chile operates in Brazil through its related company, CIEN, of which Endesa-Chile has a 45% ownership interest, in the trading and transportation of electricity between Argentina and Brazil. See “Organization Structure” for details. Through CIEN, Endesa-Chile has participated in a 2,000 MW interconnection project corresponding to the transmission line between Argentina and Brazil. CIEN has received two twenty-year authorizations from ANEEL (which expire in 2020 and 2022) to operate the Brazilian side of the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government. CIEN, through its subsidiaries CTM and TESA, owns and operates the Argentine side of both lines.

     CIEN has executed four energy sales agreements to sell energy in Brazil with the following customers: Furnas Centrais Elétricas S.A. (“FURNAS”); Centrais Geradoras do Sul do Brasil S.A. (“GERASUL”); Companhia Paranaense de Energia - COPEL (“Copel”) and Companhia de Electricidade do Río de Janeiro (“Cerj”). The contracts are at fixed real-denominated prices, indexed in part to the dollar. The contracts with GERASUL and FURNAS are not “take or pay” as to the amount of energy to be purchased, but do require the supply of 1,000 MW of capacity at all times. Similarly, in order to satisfy its commitments with Brazilian customers, CIEN maintains contracts with Argentine generators, including Endesa-Chile’s subsidiary in Argentina, Costanera.

     Due to generation constraints in Argentina, and after conducting certain tests for actual generation availability and guaranteed energy, on March 31, 2005 certain resolutions by the ANEEL and the MME (Ministry of Mines and Energy) reduced CIEN’s “guaranteed energy” (a theoretical regulatory concept related to the capacity that is recognized for purposes of contracts between energy producers and their clients) from approximately 1,700 MW to 400 MW, although such restriction is subject to review by the ANEEL in the event that CIEN can restore its electricity imports from Argentina.

     If Argentine generators continue to be unable to fulfill their contracts with CIEN and the mentioned resolutions are not relaxed by ANEEL, CIEN may be forced to renegotiate its contracts with its suppliers and its clients. CIEN may also be subject to liabilities or penalties if it is found to be in breach of its contracts with Brazilian clients or in violation of norms issued by the Brazilian regulatory authorities. As of the date of this annual report, some of CIEN’s clients under the first interconnection line have until now rejected force majeure claims made by our transmission related company.

Electricity Generation in Brazil – Industry Structure and Regulatory Framework

     Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the “Brazilian SIN”), which is comprised of electricity companies in the southern, southeast, central-western, northeast and other parts of the northern regions of Brazil, and several other small, isolated systems.

Back to Contents

     Generation, transmission, distribution and supply activities are legally separated in Brazil. Non-regulated customers in Brazil are currently those customers who demand 3,000 kW or more annually, though this threshold is under discussion.

     Under the current regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União (Union), acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers. Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, established pursuant to Law No. 9.427/96. ANEEL is responsible on behalf of União for, among other things:

•	granting and supervising concessions on behalf of the União for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates;

•	supervising and auditing the concessionaire companies;

•	issuing regulations for the electricity sector;

•	granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants;

•	establishing the criteria to calculate transmission prices;

•	imposing contractual and regulatory penalties;

•	implementing public policies (such as low-income program) pointed out by the Federal Government;

•	establishing the tariff rate for consumers;

•	managing the process of tariff adjustments;

•	managing the bidding process for the wholesale of energy;

•	managing the concession contracts; and

•	terminating a concession, in those cases contemplated in the law and/or a concession agreement.

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

     The ONS is responsible for:

•	the planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems;

•	the supervision and coordination of the operation centers of the electricity systems; and

•	the definition of rules for the transmission of energy in the interconnected systems.

Back to Contents

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

     In December 1994, the Brazilian government introduced the “Real Plan.” The Real Plan, specifically in the electricity industry, superseded previous rate-setting laws. Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically. In an attempt to curtail inflation, the “Real Plan” prohibited price adjustments for periods of less than one year in any and all contracts. Under the Real Plan, prices are reviewed and corrected on an annual basis.

Deregulation

     Brazil’s concessions regulations were replaced by two statutes enacted in 1995: Law No. 8,987 of February 13, 1995 (the “Concessions Law”) and Law No. 9,074 of July 7, 1995 (the “Power Sector Law”). The Concessions Law and the Power Sector Law gave rise to substantial changes in both the regulations for public service concessions and the rule for renewal and approval of concessions. The objectives of these laws with respect to the electricity sector laws include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects on which work was suspended or delayed due to financial difficulties, and the laying of the groundwork for privatizations in the sector.

     Independent Power Producers and Self-Producers

     The Power Sector Law also introduced the concept of the independent power producers, or IPP, as a further factor in opening up the electricity sector to private investment. The Power Sector Law provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules. Self-producers (producers who generate power primarily for their own use) may:

•	contribute or exchange energy with other self-producers within a consortium;

•	sell excess energy to the local distribution concessionaire; or

•	exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.

     Decree No. 2,003 (of 1996) sets forth the regulatory framework for IPPs and self-producers. Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL. Decree No. 2,003 also provides that concessions and authorizations granted thereunder have terms of 35 and 30 years, respectively, with the possibility of extensions for periods equal to the initial terms.

     As part of the former federal government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs The basis on which such costs will be reimbursed has been determined by the ANEEL.

     The power industry was reviewed by the Cardoso administration and was subject to additional significant changes, including, but not limited to, restructuring and privatization of assets owned by the Federal Government of Brazil in addition to those which were already privatized (mostly in distribution area). Such changes attempt to result in the creation of a more competitive electricity industry.

Back to Contents

     The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9,648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationships of the agents. According to this model, the purchase and sale of electricity was going to be negotiated freely. However, in order to facilitate the transition to this competitive model, the contracts already in effect at the time of the creation of the Wholesale Energy Market called “Initial Contracts” were to remain in effect until 2002 and afterward be reduced annually at the rate of 25%. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generation companies in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

     Former President Cardoso announced a significant restructuring of the Brazilian power industry. Pursuant to Law Nº 10,433, dated April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL. As a result of Law Nº 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules. Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification. This restructuring seeks to reorganize the electricity system model to allow for continued external investment. The new Law (Nº 10,848/04) of the electricity sector has maintained this restructuring. Nevertheless, this law has revoked Law N. 10,433/02 and replaced the Wholesale of Energy Market (MAE) with the Chamber of Commercialization of Energy – CCEE, which is now responsible for the activities of MAE. According to the new model, ANEEL continues to be responsible for setting governance rules for CCEE (ex-MAE).

     On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of recovering revenues lost due to the rationing decree which occurred between June 2001 and February 2002, expanding the emergency energy supply and increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

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

Back to Contents

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

MAE Settlement

     Resolution No. 763 of 2002 provides that 50% of the values resulting for the months between September 2000 and September 2002 to be settled in a period of 30 days, and the remaining 50% to be settled after the auditing takes place. The months of October, November and December of 2002 will be settled in the same sequence. The settlements for January 2003 and the following months will take place subsequent to the constitution of guarantees described below under “–Minimum Contract Level Rule.”

Normative Value Changes (pass-through rule)

     On May 2002, ANEEL enacted Resolution No. 248 which changed the pass-through rule of energy purchase prices to final consumers, establishing a value equal to 100% of the normative value as the pass-through limit. These changes do not affect the Group’s interests, as the same resolution excludes previous signed contracts from being affected.

     During its first year in office, the government of President Luiz Inácio Lula da Silva recognized that Cardoso’s regulatory regime had not been successful in stimulating growth in the electricity generation industry or with respect to the maintenance of low tariffs. As a result, in February 2003, the Ministry of Mines and Energy created a committee to work on institutional reform. The committee published a “Proposal of an Institutional Model for the Electricity Sector.” The basic guidelines or goals of this proposal, which were approved by the CNPE (Resolution No. 5, July 21, 2003), consist of:

•	maintaining the public service concept for the production and distribution of the electricity to consumers within our concession area;

•	restructuring the system planning;

•	transparency in the auction and bidding process for public projects;

•	mitigating the systemic risks;

•	maintaining centralized and coordinated operations of the Brazilian energy system;

•	granting universal use and access to electricity services throughout Brazil; and

•	modify the bidding process of public service concessions.

Contract Level Rule

     Following the enactment of Law N° 10,848/04 in 2004, the demand from distribution companies must now be contracted completely. Previously, only 95% of the energy sold by the MAE participants had to be guaranteed from generation facilities.

Intercompany Contracts Approval

     ANEEL approval is required for related company contracts. The contracts between companies of the Enersis Group, Cerj-CIEN and Coelce-CIEN were approved by ANEEL.

Back to Contents

     Structure of the New Electricity Sector

     As expected, the power industry was reviewed by Luiz Inácio Lula da Silva´s administration and it was subject to significant changes. The federal Laws Nº 10,847 and 10,848 of March 2004 established a new model for the Brazilian electricity sector. The new model seeks to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the EPE (Power Research Company), a governmental body, responsible for the planning of generation and transmission activities. This new model has defined two contracting environments: the free contracting and the regulated environment.

     In the free contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers, maintaining essentially the same characteristics as the old model. In relation to the regulated environment, where energy distributors operate, the new model has introduced significant changes. Whereas the old model allowed self-dealing and allowed distributors to conduct their own auctions for their energy purchases, under the new model the purchase of energy in the regulated environment must be executed pursuant to the bidding process coordinated by ANEEL.

     The bidding process coordinated by ANEEL is divided in two parts: one part relates to existing energy and the other part relates to energy to be generated in the future. The contracts resulting from the bidding process for existing energy have a term of five to fifteen years. There was an auction under this model on December 7, 2004 in relation to contracts beginning in 2005-2007, and another auction in March 2005 for contracts which will begin in 2008-2009.

     The bidding process for the new energy is scheduled to occur within five years and will occur three years prior to the beginning of the contract. Such contracts will have a term of fifteen to thirty years. The new energy will be contracted according to estimated demand.

     Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new project power”. Power plants that were in existence prior to 2000 are considered “existent power” and those that were developed after 2000 are considered “new power project”. Cachoeira Dourada and CIEN have been considered existing powers. The government believes that existing power plants are able to provide power at lower prices, and therefore it should give priority in the bidding process to power generated by new project power companies. Under the new electricity sector, this priority is in the form of more favorable contractual terms. For example, a generator considered a new project power is guaranteed a power purchase agreement with a twenty-year term if it wins the bidding process, while an existent power is not necessarily even guaranteed participation in the bidding process. Brazil has an excess supply of energy, and therefore existent power generators are adversely affected by the priority given to the new project power.

     Additionally, the new model forces the creation of new sector agents, like Empresa de Pesquisa Energética (Power Research Company), or EPE, bound to Ministry of Mines and Energy. EPE will have the objective of researching the Brazilian Power Sector Planning. Other new sector agents will be the Câmara de Comercialização de Energia Elétrica (Power Commercialization Chamber), or CCEE, which will be the MAE’s substitute in contract administration and monitoring contractual warranties; and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector) or CMSE, which will monitor and evaluate the safety and security in the energy supply industry.

     Moreover, the new model has establishedthe separation of the sector activities by forbidding distribution companies to participate in generation and transmission activities and in other companies.

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

Back to Contents

     On July 16, 2004 Cachoeira Dourada obtained its necessary environmental permit (licença de operação nº 401/2004), valid for four years, when it must be renewed.

     In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electric generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.

Recent Changes in the Tax Law

     Recent tax changes may affect results of Brazilian operations. On December 29, 2003 the Federal Government issued the Law No. 10,833/03, which establishes the non-cumulative COFINS, determining a tax credit right for some companies and increasing the COFINS’s rate from 3% to 7.6%. On November 8, 2004 the Federal Receipt issued the Normative Instruction No. 468 which clarifies the concept of pre-determined price in long-term agreements executed before October 31,2003. This new concept interpretation changes the previous scenario and CIEN revenues arising from long-term agreements executed before October 31, 2003 will now be impacted by this new legal framework. Cachoeira Dourada is not affected by this new tax regime, since Cachoeira Dourada is subject to the presumed profit regime.

     Another relevant change in tax legislation was Law No. 10.865/04 (conversion of Provisional Measure 164/04), which creates a tax to be applied to imports of movable assets, the “Imports PIS/COFINS”, effective as of May 2004. This new rule follows the general terms and conditions of Law No. 10.833/03 and also foresees the possibility of a tax credit. The tax rate for “Imports PIS/COFINS” is 9.25% (7.6% of COFINS and 1.65% of PIS). Cachoeira Dourada is not involved in the import of goods and services and therefore is not subject to this tax regime. However, CIEN’s main activity is the import of electricity from Argentina and therefore it could be affected by this new legislation. We cannot determine at this time whether CIEN will be affected by “Imports PIS/COFINS”, since CIEN´s import activity is very specific and unique. A group of electricity import companies intends to propose changes to the legislation in order to clarify the applicability of Law No. 10.865/04 to import operations such as those conducted by CIEN.

C.      Organizational structure

     The following information sets out a brief description of Endesa-Chile’s significant subsidiaries as of December 31, 2004.

Central Costanera S.A. (Costanera)

     Costanera is an electricity generation company publicly traded in Argentina with 2,303 MW total installed capacity in Buenos Aires including two turbines with an aggregate 1,451 MW capacity oil and gas-fired generation facility and a 852-MW capacity natural gas combined-cycle facility that came into service in December 1998. The facility was acquired from the Argentine government following the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992 when Endesa-Chile acquired a 24% interest. Endesa-Chile subsequently increased its interest reaching a total ownership share to date, directly and through its subsidiary Endesa Argentina, of 64.26%. Costanera is incorporated in Argentina.

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

Back to Contents

Centrais Elétricas Cachoeira Dourada S.A. (Cachoeira Dourada)

     Cachoeira Dourada, incorporated in Brazil, is located in Goias state, south of Brasilia. It owns a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW.

     In September 1997, a consortium comprised of Endesa-Chile, with an 81.94% interest and Endesa-Chile’s Peruvian affiliate, Edegel, with its 18.06% interest, was awarded 79.36% of the share capital of Cachoeira Dourada in a 30-year concession. Between 1997 and 2003, Endesa-Chile increased its a total indirect ownership in Cachoeira Dourada to 92.51%, and its voting share to 99.61%.

Empresa Eléctrica Pehuenche S.A. (Pehuenche)

     Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule river with a total of 655 MW of installed capacity. Its 566 MW Pehuenche plant started operating in 1991, its 89 MW Curillinque plant started up in late 1993, and its 40 MW Loma Alta plant started operating in August 1997. Endesa-Chile holds 92.65% of the share capital of Pehuenche as of December 31, 2004. Pehuenche is incorporated in Chile.

Empresa Eléctrica Pangue S.A. (Pangue)

     Pangue was incorporated to build and operate the 462 MW installed capacity hydroelectric power station on the Bío-Bío river. The first unit commenced operations on October 31, 1996, while the second unit commenced operations on February 3, 1997. Endesa-Chile holds 94.98% of the share capital of Pangue as of December 31, 2004. Pangue is incorporated in Chile.

Compañía Eléctrica Tarapacá S.A. (Celta)

     Celta is incorporated in Chile and was formed in November 1995 to build and operate the 181.8 MW coal-fired thermal plant in the SING. Celta is a 100% owned subsidiary of Endesa-Chile.

Compañía Eléctrica San Isidro S.A. (San Isidro)

     San Isidro was incorporated in Chile in February 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota in the Fifth Region. The plant began commercial operations in October 1998. A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC. This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest. Endesa-Chile holds a 75% ownership share capital of San Isidro. Entergy holds the remaining shares.

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

Túnel El Melón S.A. (Túnel El Melón)

     Túnel El Melón S.A. was formed in July 1993 to construct and manage the public road tunnel called Túnel El Melón, under a 23-year concession. It includes 3.3 km of access roads and a tunnel approximately 2.5 km long. It is located 130 km north of Santiago and was the first infrastructure concession granted by the Chilean state. Commercial operation of the tunnel began in September 1995. Endesa-Chile owns 99.95% of this company, which is incorporated in Chile.

Emgesa S.A. E.S.P. (Emgesa)

     On September 15, 1997, Central Hidroeléctrica de Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa, with 48.48% of the shares. As of December 2004, Emgesa has a total installed generating capacity of 2,068.6 MW. Both Endesa-Chile and Compañía Electrica Conosur has an additional 0.05% of Capital de Energia S.A. As of December 31, 2004, Endesa-Chile’s indirect ownership in Emgesa was 22.4%. Emgesa was incorporated in Colombia.

Back to Contents

Central Hidroeléctrica De Betania S.A. E.S.P. (Betania)

Betania is a hydroelectric generation facility with installed capacity of 540 MW, and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia. In December 1996, a consortium comprised of Endesa-Chile, with a 75% interest, and the Colombian company Corfivalle, with the remaining 25% interest, was awarded 99.9% of the share capital of Betania. Following a capital increase in 1999, in which Corfivalle did not participate, Endesa-Chile’s economic interest increased to 85.6% of Betania. As of December 31, 2004, Endesa-Chile had an economic interest of 85.62% of Betania.

Edegel S.A.A. (Edegel)

     Edegel is an electricity generation company, acquired by Endesa-Chile in 1995. It currently owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and one thermal plant (Santa Rosa), with a combined installed capacity of 966.6 MW. In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (153 MW), and a 220 kV transmission line linking both plants to the Peruvian system. As of December 31, 2004, Endesa-Chile had a 37.90% indirect ownership share in this subsidiary. Endesa-Chile has a 63.56% voting share in Edegel through Generandes Perú S.A. Edegel is incorporated in Perú.

Sociedad Concesionaria Autopista Del Sol S.A.

     This company was sold through the divesture of Infraestructura 2000, which took place on June 23, 2003. It was originally formed to build and manage the Santiago-San Antonio Highway No. 78 under a 23-year concession. The highway is 108 km long. The first section between Malloco and San Antonio began operations in April 1997, while the section Santiago-Malloco began its operations in January 1998. The Ministry of Public Works gave its final approval of the highway public works in June 2001. Through Infraestructura 2000, Endesa-Chile held a 60.04% interest in this subsidiary as of December 31, 2002.

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

Back to Contents

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

Gasoducto Atacama Chile S.A. (Gasoducto Atacama)

     Gasoducto Atacama was formed under the laws of Chile, with the purpose of transporting natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities. The company owns the Chilean side of a natural gas pipeline that can transport up to 8.5 million cubic meters of gas daily from northern Argentina to Mejillones in Chile which commenced supplying gas to the SING in July 1999 and also owns an extension of this pipeline from Mejillones to Tal Tal in Chile, which was added in 2000, allowing Endesa-Chile’s 240 MW Tal Tal thermal power plant to be put into service the same year, supplying electricity to the SIC.

     The company Gasoducto Atacama Companía Limitada changed its name to Gasoducto Atacama Chile Limitada in October 2002, and changed again in December 2003 to Gasoducto Atacama Chile S.A. Endesa-Chile has a 50% indirect ownership share in Gasoducto Atacama.

GasAtacama Generación S.A. (GasAtacama Generación)

     The purpose of this company, incorporated in Chile, is to generate, transmit, purchase, distribute and sell electric energy in the SING. It owns and operates two combined cycle power plants that together have 780 MW of installed generation capacity. The company Nor Oeste Pacifico Generación de Energía Limitada (“Nopel Ltda.”) changed its name to GasAtacama Generación Limitada in October 2002, as and changed again in December 2003 to Gasatacama Generación S.A. Endesa-Chile has a 50% indirect ownership share in this company.

Back to Contents

     The following table sets forth the main subsidiaries and related companies of Endesa-Chile and the percentage of each subsidiary and related company owned by Endesa-Chile:

Percentage of Economic Interest in each Operational Subsidiary and Related Company per Country

SUBSIDIARIES

GENERATION					ENGINEERING SERVICES	INFRA- STRUCTURE (1)

Argentina	Brazil	Chile	Colombia	Perú	Chile	Chile

Central Costanera 64.26%	Cachoeira 92.51%	Pehuenche 92.65%	Emgesa 22.42%	Edegel 37.90%	Ingendesa 97.64%	Túnel El Melón 99.95%
Hidroeléctrica El Chocón 47.44%		Pangue 94.98%(2)	Betania 85.62%
Celta 100%
San Isidro 75%

Related Companies (all business segments)

GasAtacama Generación 50%
CEMSA 45%	CIEN 45%	Electrogas 42.5%
CTM 45%		Gasoducto Atacama Chile 50%
TESA 45%		Gasoducto Atacama Argentina 50%
Gasoducto Taltal Ltda. 50%
Transquillota 37.5%

(1)	On June 23, 2003, Endesa-Chile closed the sale of Infraestructura Dos Mil with the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. Through Infraestructura Dos Mil, Endesa has a 60.04% shareholding in Sociedad Concesionaria Autopista del Sol and a 58.36% shareholding in Sociedad Concesionaria Autopista Los Libertadores.

(2)	Endesa Internacional S.A., subsidiary of Endesa-Spain, has a 5.01% shareholding in Pangue.

Back to Contents

     The following table shows Endesa-Chile’s direct and indirect interests in each and every company in and outside of Chile:

     We continually evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. We are currently expecting to undertake two such transactions; namely, a reorganization of our interests in Brazil and in Peru.

     The objectives of the Brazilian project, approved by Endesa-Chile’s Board of Directors on May 31, 2005 and by our parent company, Enersis, on May 24, 2005, are to simplify the shareholding structure of assets by having all of them become subsidiaries of a new Brazilian holding company, Endesa-Brasil S.A. (“Endesa Brasil”), and also to enhance access to third-party financings (including the domestic capital markets), improve positioning for potential growth opportunities, achieve greater stability for cash flows, as well as generate operating synergies.

     The total participation Endesa-Chile holds in Centrais Electrica Cachoeira Dourada S.A (“CDSA”) and in Companhia de Interconexao Energética S.A (“CIEN”) will be transferred to this new entity, translating into a voting interest of approximately 33.6% for Endesa-Chile in Endesa Brasil. The voting interests of Endesa Internacional and Chilectra would be 23.7% and 19.2%, respectively. Enersis, on a stand-alone basis, would have a 23.5% interest. Because of Enersis’ interests in both Endesa Chile and Chilectra, Enersis would hold majority control over Endesa Brasil, and would consolidate such company. The aggregate book value at December 31, 2004 of the shares expected to be contributed to Endesa-Brasil was R$3,575 million (or US$1.4 billion at year-end exchange rates). Completion of the Brazilian reorganization is subject to receipt of regulatory approvals in Brazil.

     An investment agreement is to regulate the manner in which the capital contributions are scheduled to take place, as well as the rights and obligations of each of the Contributing Shareholders, which consist of us, Enersis (our parent company), Endesa Internacional (Enersis’parent company) and Chilectra.

     The goal of the Peruvian project is to achieve generation synergies through the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”), a 500 MW thermoelectric generation company 60%-owned by Endesa-Spain. Both of these projects are under analysis, and as of the date of this annual report no agreements or decisions have been taken as to their development.

     There can be no assurance that either of these projects will be undertaken or that they will ultimately achieve the intended goals that have been described above.

Back to Contents

ENDESA CHILE S.A.
Outside Chile
Within Chile
INGENDESA DO BRASIL LTDA.
(2)
1.00%
ENDESA BRASIL PARTICIPACOES LTDA.
5.00%
95.00%
COM. E ENERGIA DEL MERCOSUR S.A. (CEMSA)
45.00%
ENDESA ARGENTINA S.A.
97.99%
51.932539%
12.3325533%
CENTRAL COSTANERA S.A.
2.00%
ENIGESA
6.19%
69.93%
HIDRO. EL CHOCÓN S.A.
59.00%
HIDROINVEST S.A.
DISTRILEC S.A.
ENDESA CHILE INTERNACIONAL
100.00%
(5)
0.877466%
(3)
CÍA ELECTRICA CONO SUR S.A.
100.00%
59.63098%
GENERANDES PERÚ S.A.
0.05%
63.5562%
EDEGEL S.A.
45.00%
CÍA DE INTERCONEXION ENERGETICA (CIEN)
85.175136%
0.4471349%
CIA. HIDROELECTRICA DE BETANIA S.A.
100.00%
CÍA DE TRANSMISION DEL. MERCOSUR S.A. (CTM)
88.530224%
11.469777%
LAJAS INVERSORA S.A.
EMGESA S.A.
50.90%
48.4830999%
51.5169%
99.6058801939%
99.99%
(4)
CACHOEIRA DUORADA S.A.
TRANSPORTADORA DE ENERGÍA DEL MERCOSUR S.A. (TESA)
CAPITAL DE ENERGÍA S.A.
5.50%
E.E. BOGOTA S.A.
0.5%
92.65%
PEHUENCHE S.A.
0.49%
(1)
ENIGESA
99.51%
1.25%
INGENDESA
96.3875%
50.00%
CONSORCIO INGENDESA MINMETAL LTDA.
99.95%
TUNEL EL MELON S.A.
0.01382%
PANGUE S.A.
94.97%
CIA. ELECTRICA SAN ISIDRO S.A.
50.00%
50.00%
TRANSQUILLOTA LTDA.
50.00%
INV. ELECTRICAS QUILLOTA S.A.
50.00%
CIA. ELECTRICA TARAPACA S.A.
0.057198%
99.942802%
42.50%
INVERSIONES ELECTROGAS S.A.
99.95%
ELECTROGAS S.A.
0.02125%
0.01%
99.99%
INV. ENDESA NORTE S.A.
0.05%
GAS ATACAMA GENERACIÓN S.A.
99.90%
0.05%
GASODUCTO ATACAMA ARGENTINA S.A.
99.90%
0.05%
GASODUCTO ATACAMA CHILE S.A.
50.00%
INV. GAS ATACAMA HOLDING
99.997706%
1.00%
99.00%
ATACAMA FINANCE CO.
ENERGEX CO.
0.001147%
GAS ATACAMA S.A.
99.90%
GASODUCTO TALTAL LTDA.
100.00%

(1) Enigesa posee el 0.01% de Inversiones Endesa Norte S.A.
(2) Ingendesa posee el 99.00 % de ingendesa Do Brasil Ltda
(3) Endesa Chile 24.0668% y Agencia Endesa 75.9332%
(4) Endesa Brasil Participacoes posee el 0.01% de Tesa
(5) Endesa Chile posee el 4.6668% y Agencia Endesa posee el95.3332%

Back to Contents

D.      Property, Plant and Equipment

Description of Property and Insurance

     Endesa-Chile’s main properties in Chile are its 22 electricity generation facilities detailed below in addition to its 27,793 square meter headquarters buildings in Santiago.

     Over 95%, of Endesa-Chile’s revenues are derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa-Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa-Chile’s operations. Endesa-Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, however, Endesa-Chile’s management believes that the risk of such an event is remote. Claims under Endesa-Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa-Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period. However, there can be no assurance that such insurance proceeds would be available on a timely basis or would be sufficient to fully compensate for any losses. However, there can be no assurance that such insurance proceeds would be available on a timely basis or would be sufficient to fully compensate for any losses.

     Endesa-Chile also has investments in generating companies in Argentina, Brazil, Colombia and Perú, which involve a total of 24 generation facilities detailed below. The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa-Chile.

     All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry in order to obtain what it believes to be the most commercially reasonable coverage and premiums available on the market.

     The following table identifies the power plants that Endesa-Chile is currently operating and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type(5)	2002	2003	2004

				MW(1)
Argentina
Central Costanera S.A.	Total		2,302	2,302	2,303
	Costanera Steam Turbine	Steam Turbine/ Natural Gas+ Fuel Oil	1,131	1,131	1,131
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	851	851	852
	Central Buenos Aires (CBA) Combined Cycle I	Combined Cycle/Natural Gas	320	320	320

Hidroelectrica El Chocón S.A.	Total		1,320	1,320	1,320
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass Through	120	120	120

Total Capacity in Argentina			3,622	3,622	3,623

Brazil
Centrais Electricas Cachoeira Dourada S.A.	Cachoeira Dourada	Pass Through	658	658	658

Total Capacity in Brazil			658	658	658

Back to Contents

Country/Company	Power Plant Name	Power Plant Type(5)	2002	2003	2004

				MW(1)
Chile (2)
Endesa-Chile S.A.	Total		2,212	2,040	2,754
	Hydroelectric		1,737	1,565	2,254
	Canutillar	Reservoir	172	—	—
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass Through	18	18	18
	Sauzal (6)	Pass Through	90	90	77
	Sauzalito	Pass Through			12
	Isla	Pass Through	68	68	68
	Antuco	Pass Through	320	320	320
	Abanico	Pass Through	136	136	136
	Ralco	Reservoir	—	—	690
	Thermal		475	475	500
	Huasco	Steam Turbine/Coal	16	16	16
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro(7)	Gas Turbine/Diesel Oil	24	24	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas	243	243	245
Empresa Electrica Pehuenche S.A.	Total		695	695	695
	Pehuenche	Reservoir	566	566	566
	Curillinque	Pass Through	89	89	89
	Loma Alta	Pass Through	40	40	40
Empresa Electrica Pangue S.A.	Pangue	Reservoir	467	467	467
Compania Electrica San Isidro S.A.	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Compania Electrica Tarapaca S.A.	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Total Capacity in Chile			3,935	3,763	4,477

Colombia (3)
Emgesa S.A. E.S.P.	Total		2,194	2,049	2,069
	Guavio	Reservoir	1,150	1,150	1,150
	Cadena Vieja	Pass Through	241
	Paraíso(8)	Reservoir	580	600	276
	La Guaca	Pass Through (9)			324
	Termozipa	Steam Turbine/Coal	223	223	223
	Minor plants	Pass Through	—	76	96
Central Hidroelectrica de Betania S.A. E.S.P.	Betania	Reservoir	540	540	540

Total Capacity in Colombia			2,734	2,589	2,609

Perú (4)
Edegel S.A.	Total		1,003	967	967
	Huinco	Pass Through	247	247	247
	Matucana	Pass Through	129	129	129
	Callahuanca	Pass Through	75	75	75
	Moyopampa	Pass Through	65	65	65
	Huampani	Pass Through	30	30	30
	Yanango	Pass Through	43	43	43
	Chimay	Pass Through	151	151	151
	Santa Rosa	Gas Turbine/Diesel Oil	264	228	227
Total Capacity in Perú			1,003	967	967
Total Endesa-Chile			11,952	11,599	12,333

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.
(2)	Canutillar power plant was sold in April, 2003.
(3)	Emgesa’s Cadena Vieja (Cadena Casalaco) facility suspended operations on October 10, 2003. On October 25, 2003, Cadena Pagua (Cadena Nueva) officially increased its capacity by 20 MW. Five minor plants were registered with a total capacity of 96 MW.
(4)	On July 31, 2003, 35.9 MW of the Santa Rosa plant were suspended, leaving a capacity of 227 MW.
(5)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
Steam refers to the technology of a thermal power plant that uses either natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate the electricity.

Back to Contents

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

(6)	Sauzalito MW’s are included in Sauzal figure in 2002 and 2003

(7)	Includes one additional unit of Diego de Almagro (23 MW), as of 2004 which Endesa-Chile has rented from Codelco since 2001.

(8)	La Guaca MW’s are included in Paraiso figures in 2002 and 2003

(9)	Operates in series with Paraiso

     In addition to generation power plants, Endesa owns other assets whose amount is not significant, such as transmission assets in Perú and Tunnel El Melon en Chile. These assets altogether represent less than 1% of the value of Endesa-Chile’s total consolidated assets.

Environmental Issues

     The electricity industry is subject to extensive environmental regulations that require environmental impact studies in order to obtain approval for future projects. Endesa-Chile’s subsidiaries have always included the environmental regulations of the various jurisdictions in which they operate when planning their investment projects.

     During 2000, Endesa-Chile defined, within its environmental strategy, specific goals in terms of certification of its generation assets under the international standard ISO 14.001. By December 2003, the Company had received certification of slightly over 60% of its installed capacity in Latin America.

     During 2004, Endesa-Chile continued advancing in the achievement of this objective, certifying eight power plant installations in Perú, six in Chile and two in Colombia, receiving certifications in respect of over 86% of total generation assets, representing 35 of its 46 generation facilities, which produced 68% of the Company’s total annual electricity generation in 2004.

     For year 2005, the Company plans to certify seven additional plants located in Brazil, Chile and consequently expects to reach 95% of total asset generation certification.

Investment Projects

     Two new plant projects were completed and began operations in 2004:

i)	Ralco Power Plant

The two units were synchronized with Chile’s Central Interconnected System (SIC) in August, and began their commercial operations in September 2004. Tests conducted verified that the power plant could generate 690 MW in lieu of the 570 MW considered prior to the testing. On December 9, 2004 the National Environmental Agency (CONAMA) approved Endesa’s request to operate the plant at 690 MW. This increase in capacity does not represent a significant increase in the amount of power generated in comparison to the 3,100 GWh set forth under the original project are concerned.

ii)	Tequendama Power Plant

In April, the subsidiary Emgesa commissioned the Tequendama 19.4-MW hydroelectric power plant, which supplies its production to the Colombian National Interconnected System. This power plant is considered to be a minor plant in the Colombian electric power system.

Back to Contents

     Projects under Development

i)	Reconditioning Callahuanca Power Plant

In 2004, we entered into contracts for the reconditioning of Edegel’s Callahuanca power plant in Perú. This project entails the renovation of control equipment and systems, and an estimated 7.5-MW capacity increase. Completion of the project is expected for 2006.

ii)	La Junca Power Plant

On January 1, 2005, Emgesa commissioned the 19.4-MW La Junca hydroelectric power plant, which supplies its production to the Colombian National Interconnected System. This power plant is considered to be a minor plant in the Colombian electric power system.

iii)	Converting Edegel’s Westinghouse Unit into Natural Gas

This involves adapting the largest of the gas turbines at Edegel’s Santa Rosa power plant to run on natural gas. This 121-MW unit currently burns on diesel fuel. Completion of the transformation is estimated for mid-2005.

iv)	Combined Cycle in Chile

On August 16, 2004, the Region V Regional Environmental Agency (COREMA) approved the Environmental Impact Study for the installation of a 370-MW combined cycle unit neighboring the existing combined cycle owned by San Isidro S.A. This project will be fully owned by Endesa Chile and is currently awaiting determination of the availability of liquified natural gas for Chile.

v)	Endesa’s Palmucho Hydroelectric Power Plant

In November 2004, the Environmental Impact Statement for construction of the Palmucho Hydroelectric power plant was submitted to CONAMA. This project entails the installation of a 32-MW unit at the base of the Ralco reservoir. This unit will use the ecological flow that must run immediately downstream from the reservoir wall.

     Endesa-Chile continually studies growth opportunities in the different countries in which it operates, with the objective of enabling the Company to expand its worth.

Major Encumbrances

     Costanera S.A.’s debt with Mitsubishi Corporation was used to finance the purchase of equipment. As of December 31, 2004, the value of the assets pledged as a guarantee of this debt was Ch$ 20.6 billion. Additionally, Costanera has executed liens in favor of J.P.Morgan and ING in order to guarantee a syndicated loan in the amount of Ch$ 29 billion as of December 31, 2004.

     Pangue S.A. executed the following liens and mortgages: (1) first mortgage on the water rights and real estate on which the power plant is located; (2) lien on the electricity lines, machinery and equipment of the power plant; and (3) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The value of the pledged assets was Ch$ 88.4 billion at December 31, 2004. These encumbrances and prohibitions guarantee the obligations of Pangue S.A. with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation and Kreditanstalt für Wiederaufbau.

     San Isidro executed a lien in connection with equipment provided by Mitsubishi Corporation. As of December 31, 2004, the value of the equipment was Ch$ 84.1 billion.

Back to Contents

Item 5.   Operating and Financial Review and Prospects

A.      Operating results

General

     The following discussion should be read in conjunction with our audited consolidated financial statements, included as Item 18 in this annual report, and the “Selected Consolidated Financial and Operating Data,” included in Item 3 herein. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in some important respects from U.S. GAAP. See Note 33 to our audited consolidated financial statements, included in Item 18 herein.

1.      Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

     Endesa-Chile owns and operates electricity generation companies in Chile, Argentina, Brazil, Colombia and Peru. Revenues and cash flow mainly come from the electricity generation business of Endesa-Chile itself and of our subsidiaries and related companies, which operate in these five countries. For the years ended December 31, 2002, 2003 and 2004, non-generation revenues represented 4%, 3% and 3%, respectively, of total consolidated revenues.

     Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities and economic conditions, including growth rate, inflation and exchange rates in each country in which we operate are important in determining our financial results. Also, our reported results of operations and financial position are significantly affected by Chilean GAAP’s Technical Bulletin No. 64, “Accounting for Permanent Foreign Investments” which relates to the consolidation of the results of our companies outside of Chile–as well as other critical accounting policies.

     The portfolio strategy of Endesa-Chile, with operations in different countries within Latin America, allows the impact of significant changes in one country to be offset by opposing changes in other countries, leading to non-material impacts on consolidated figures. The impact of these factors on Endesa-Chile, for the years covered by this report, is discussed below.

a.      Hydrological Conditions

     In terms of installed capacity, from 2002 to 2004, approximately 70% of Endesa-Chile´s total installed capacity has been hydroelectric. Consolidated hydro electric capacity was 8,127 MW by year ended December 2002, and 7,810 MW by year ended December 2003, the reduction being explained by the sale of Canutillar power plant in Chile in 2003 (See Item 4. History of the Company for details on sale of Canutillar), and 8,518 MW by year end 2004 due to the start of operations at Ralco (See Item 4. Investment Projects for details on start up of Ralco) in Chile, which did not become fully operational until the end of September. Consequently, at December 31, 2004, 69% of our generation capacity is dependent upon the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions significantly affect the Company’s operating results and financial condition. Hydrological conditions for the period from 2002 to 2004, have not led to material changes in the financial condition and results of operations of Endesa-Chile.

     Hydroelectric generation was 34,304 GWh in 2002, 35,035 GWh in 2003 and 34,858 GWh in 2004. Total operating income was Ch$358.4 billion in 2002, Ch$347.0 billion in 2003 and Ch$369.0 billion in 2004. The decline in operating income in 2003 was not due to hydrology but due to the sale of Infraestructura Dos Mil (See Item 4. History and Development of the Company for details) which represented Ch$8.5 billion of operating margin in 2002, and the effect of the appreciation of the Chilean peso U.S. dollar exchange rate.

     In Endesa-Chile, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall, and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases. The thermal capacity owned by the company and the ability to purchase electricity from other generators, given the regulatory framework of the industry in the countries in which we operate, enables Endesa-Chile to increase thermal generation and/or purchase electricity from other industry players in order to maintain the level of physical sales, when hydro conditions lead to a reduction in hydroelectric generation. Additionally, when hydrology is low, given the industry structure and the percentage of hydro generation capacity in the countries in which we operate, the market price of electricity generally reacts by increasing. Low hydrology may therefore lead to greater revenues (depending on the weight of all the effects).

Back to Contents

     In terms of expenses, operational costs of thermal generation and energy purchases are always greater than the Company’s corresponding economic cost of hydroelectric generation. The cost of thermal generation does not directly depend on the level of hydrology, but the cost of electricity purchases in the spot market does depend on the level of hydrology in the countries in which we operate, due to the importance of hydro generation capacity in those countries.

     Consequently, the impact of low hydrology on operating results depends on the sensitivity or reaction of the Company’s price of electricity sales in the market, the severity of the impact of hydro conditions on the Company’s hydro generation, the Company’s cost of thermal generation, and the need for energy purchases. The effect on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to a non significant impact on operating results. Thermal generation was 6,456 GWh in 2002, 7,591 GWh in 2003 and 12,508 GWh in 2004. Total fuel expenses reached Ch$45.7 billion in 2002, Ch$49.5 billion in 2003 and Ch$119.2 billion in 2004. Energy purchases reached 8,321 GWh in 2002, 8,397 GWh in 2003 and 6,474 GWh in 2004. The cost of energy purchases was Ch$84.6 billion in 2002, Ch$97.7 in 2003 and Ch$102.3 in 2004.

     An extreme drought in southeastern Brazil in 2001 significantly affected Cachoeira Dourada’s operating results for 2002, although it did not substantially affect Endesa-Chile’s operating results, given the percentage share of Cachoeira’s operations in Endesa-Chile’s total consolidated operations. Physical generation at Cachoeira reached 2,467 GWh in 2002 compared to 3,024 GWh in 2003 and 3,262 GWh in 2004. Energy purchases reached 1,125 GWh in 2002 compared to 745 in 2003 and 640 in 2004, partially compensating for lower generation. Cachoeira Dourada’s operating income decreased by 39.2%, due to lower sales volume as a result of lower generation and government restrictions on customers’ energy consumption, and also due to higher energy purchases associated with the recovery of reservoirs after a prolonged drought.

b.      Regulatory Developments

     The regulatory structure governing the electricity industry in the countries in which we have operations, including the tariff-setting models for regulated customers, is a significant factor that may have a material effect on our operating results. From 2002 to 2004, approximately 40% of Endesa-Chile’s total sales volume has been delivered to regulated customers.

     Regulators in the countries in which we operate calculate tariffs primarily by taking into consideration the cost of fuel, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which are intended to reflect investment and operating costs incurred by generation companies and are meant to allow such companies to earn a reasonable return on their investments in order to maintain the generation capacity necessary to satisfy consumer demand.

     The electricity markets in which we operate, with the exception of Argentina, incorporated the new reality of the international and local fuel scenario, incorporated the increased energy demand and the electricity supply conditions into energy prices in 2003 and 2004.

     Significant regulatory changes that have occurred during the period covered by this report include:

     In Chile, during the first quarter of 2004, the approval of the Short law (see Item 4.B Electricity Generation in Chile – Industry Structure and Regulatory Framework for more details on the Short Law) modified the regulatory framework as follows:

•	Reducing the regulated node price band from 10% of non-regulated contract prices to 5% of non-regulated contract prices. Considering the material changes in the natural gas scenario in Chile, as well as international fuel prices, the regulatory structure governing tariffs would have translated into greater node price increases during 2004 in Chile, given that non-regulated contracts with free customers are long –term and do not react to changes in the short term. Sales to regulated customers in Chile, which in 2002,2003 and 2004, represented 51%, 53%, and 56% of the Company’s total physical sales, respectively.;

Back to Contents

•	Changing the tarification methodology as it relates to the transmission toll expenses in the electricity industry, increasing the percentage of the cost assumed by final customers and reducing the percentage paid by generators. The authority is currently evaluating the means by which to apply the changes approved, but to date has not made a final determination;

•	Reducing the limit of electricity consumption by non-regulated customers, thereby potentially increasing the number of non-regulated customers. Although this modification was approved, it will be effective as of 2006 and therefore has had no impact on the financial condition of the Company during the period covered by this report.

     During the month of June 2004, the Ministry of Economy made Public Resolution 35, which increased the number of hours considered as hours of charge loss used to determine each power company’s capacity to supply energy in peak hours. This change implied booking a Ch$2.5 billion expense provision in 2004, affecting operating results, and also accounting for a Ch$14.5 billion provision of non-operating expenses related to the resettlement of expenses for the years from 2000 to 2003. On January 21, 2005, Endesa-Chile announced that the Company would make the payments resulting from the resettlements, although the Company did not imply that it approved of them, and reserves the right to take legal action to contest this resolution.

     In Brazil, a new regulatory framework was defined during 2004. In July 2004, Decree 5163-2004 defined a new regulatory framework for the electricity sector, especially affecting the commercialization of electricity and the concessions process for the entry of new power generation plants. The new framework separates the forms of free and regulated market contracting, establishing that distributors make purchases through concessions organized by state entities. The supply of electricity generation for these concessions was divided into existing and new energy (power plants that supply starting in the year 2009). These bids are the only way to sell energy to distribution companies. The first old energy bid was held on December 9, and allocated 17,008 average MW to distributors for the period from 2005 to 2008. The average sales prices was R$57.5 per MWh for sales between 2005 and 2006, R$67.3 per MWh for the period 2006-2007 and R$75.5 per MWh for 2007-2008. The conditions of Cachoeira Dourada’s contract with its main customer CELG have not been affected by this regulatory change. Cachoeira Dourada´s operating results for the period covered by this report have not been affected by this regulatory change.

     In Brazil, as a consequence of a severe drought during 2001 and the first quarter of 2002, the government imposed restrictions limiting the consumption of electricity in certain provinces where the subsidiary Cachoeira Dourada operates. As a result of these restrictions, the potential compensation of revenues from electricity purchases was limited and Cachoeira Dourada experienced a reduction in its revenues, although this did not significantly affect Endesa-Chile’s operating results, given the relative size of Cachoeira Dourada within the consolidated figures.

     In Peru, in December 2004, Congress approved a bill (Law 28447) that modifies some clauses of the Electrical Concessions Law. Under the new bill, the calculation horizon of the electricity generation tariff has been modified from four to three years (24 months forward and the 12 months prior to the calculation date). The bar tariffs will be set by Osinerg annually, rather than semi-annually. This regulatory change did not have a material impact on Edegel’s results from 2002 to 2004.

     As a consequence of the energy environment in 2004, which featured relatively low hydrology and high international fuel prices, during the first semester of 2004, the government required private generators to supply electricity to distributors without contracts at the regulated bar tariff, which was significantly lower than the alternative spot market price. The Company’s total electricity sales to regulated customers in Peru have remained stable at roughly one-third of total sales. Spot market prices from May 2004 until September 2004 reached 5 times the regulated tariff. In December 2004, generators in Perú agreed to once again supply electricity to distributors without contracts at the regulated tariff set in November 2004.

     In Argentina, the Electricity Act Law 24,065 (see Item 4.B Electricity Generation in Argentina – Industry Structure and Regulatory Framework for more details) has not been formally repealed, but since January 2002, governmental authorities have adopted resolutions which we consider to be extraordinary actions that have materially affected the operating results of the Endesa-Chile.

Back to Contents

•	In January 2002, the Economic Emergency Law was passed. The Argentine peso was devalued against the U.S. dollar from Ar$1.00 per U.S.$1.00 to Ar$3.37 per U.S.$1.00. Prior to 2002, the Argentine peso had been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. Electricity tariffs historically were expressed in U.S. dollars at an exchange of Ar$1 to U.S.$1. After the devaluation, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$1 to U.S.$1. As a result of this devaluation and the tariff conversion rate dictated by the Argentine government, the U.S. dollar equivalent of the Company’s Argentine revenues declined significantly.

•	The government has continued to adopt resolutions to interfere with the market-driven reactions of the industry (See Item 4. Information on the Company-Electricity Generation in Argentina for details). These resolutions have affected the behavior of the industry as a whole by affecting spot prices, contract conditions, fuel supply and prices, accounts receivables, etc. In 2001, prior to the adoption of these resolutions, the Company’s revenues in Argentina were Ch$235.8 billion. Following their adoption, revenues reached Ch$101.6 billion in 2002, Ch$114.1 billion in 2003 and Ch$148.3 billion in 2004. In 2004, the Authority began the process of adjusting the price of natural gas in its local market and has incorporated these adjustments into the calculation of the wholesale price of electricity, but has not set the tariff free to adjust according to the regulatory frameworks tariff model.

c.      Economic Conditions

     Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results. The most significant economic variables include economic growth, mainly due to its impact on electricity demand, and the local currency exchange rate against the U.S. dollar, which affects revenues and expenses, as well as assets and liabilities, depending on the percentage denominated in US dollars.

•	Economic Growth and Electricity Demand

     The economies of each of the countries in which we operate continued to improve in 2004, which has positively affected the Company’s operating results through an increase in electricity demand. GDP growth in 2003, and GDP growth in 2004 were 5.5% and 8.3% in Argentina; 0.1% and 5.0% in Brazil; 3.7% and 6.1% in Chile; 3.2% and 3.5% in Colombia and 4.0 and 5.1% in Perú. The electricity demand growth rate per country in 2003 and 2004 reached 8% and 6.8% in Argentina; 6.6% and 5.4% in Brazil; 6.6% and 8.0% in Chile; 3.2% and 2.7% in Colombia and 5.6% and 5.9% in Perú. This greater demand has allowed company sales to increase from 48,629 GWh in 2002 to 50,634 in 2003 and 53,443 in 2004, increasing 4.1% in 2003 and 5.5% in 2004.

     In 2002, economic growth measured by GDP was minus 10.9% in Argentina; 1.9% in Brazil, 2.1%, in Chile; 1.5% in Colombia and 5.2% in Perú. The economic instability during 2002 in Argentina, leading to an 11% reduction in the country’s GDP, also translated into a reduction of 1.8% in the demand for electricity. This lower electricity demand materially affected physical electricity sales of our subsidiaries in Argentina declining from 12,988 GWh in 2001 to 7,897 in 2002.

	2002		2003		2004

	GDP(%)	Electricity Demand(%)	GDP(%)	Electricity Demand(%)	GDP(%)	Electricity Demand(%)

Chile	2.1	4.0	3.7	6.6	6.1	8.0
Argentina	(10.9)	(1.8)	5.5	8.0	9.0	6.8
Colombia	1.5	3.3	3.2	3.2	3.8	2.7
Brazil	1.9	5.2	0.1	6.6	5.2	5.4
Peru	5.2	6.5	4.0	5.6	5.1	5.9

Back to Contents

     •      Local Currency Exchange Rate

     The value of the local currency in the countries in which we operate may have a significant impact on our operating results and overall financial position, depending on the percentage of dollar-denominated assets, liabilities, revenues and expenses, including depreciation and interest expenses. A devaluation or depreciation of local currencies against the dollar affects our operating margins by increasing the value of sales denominated in dollars and the value of operating expenses, such as fuel priced in dollars, and depreciation of assets valued in dollars. Financial interest expenses fixed in dollars also increase, as does the value of dollar-denominated debt on the balance sheet. Conversely, the revaluation or appreciation of local currencies against the U.S. dollar affects operating margins reduces revenues denominated in dollars when expressed in local currencies, and reduces the value of operating expenses denominated in dollars. Financial expenses of dollar-denominated debt also decline.

     As of December 31, 2004, Endesa-Chile had total consolidated indebtedness of U.S.$4,124 million, of which U.S.$2,922 million, or 71%, was denominated in U.S. dollars, and U.S.$586 million was denominated in Chilean pesos. In addition to the U.S. dollar and the Chilean peso, and as of December 31, 2004, our foreign-currency denominated consolidated indebtedness included the equivalent of U.S.$13 million in Brazilian reais, U.S.$471 million in Colombian pesos, U.S.$110 million in Peruvian soles, and U.S.$21 million in Argentine pesos.

     For the twelve-month period ended December 31, 2004, our revenues amounted to U.S.$1,853 million of which 22% were denominated in U.S. dollars, and 42% were linked in some way to the U.S. dollar. On the other hand, the equivalent of U.S.$78 million were revenues in pesos, the equivalent of U.S.$71 million in Brazilian reais, U.S.$249 million in Colombian pesos, U.S.$208 million in Argentine pesos, and U.S.$75 million in Peruvian soles.

     The year-end exchange rates of local currencies against the US dollar for 2002, 2003 and 2004 in every country in which we operate translated into an appreciation for 2003 and 2004, respectively, of 12% and 1% in Argentina; 18% and 8% in Brazil; 17% and 6% in Chile; 4% and 14% in Colombia; and 1% and 5% in Perú. The impact of the local currency US-dollar exchange rate may be reversed with the application of Technical Bulletin 64 when translating subsidiaries’ financial statements from local currencies to Chilean pesos for consolidation purposes.

d.      Technical Bulletin No. 64 and Other Critical Accounting Policies

Technical Bulletin No. 64

     Our consolidation of the results of our non-Chilean subsidiaries is governed by Technical Bulletin No. 64. Technical Bulletin No. 64 establishes a mechanism to consolidate the financial results of a non-Chilean company, which are prepared in local GAAP and denominated in local currency, into the financial results of its Chilean parent company, which are prepared in Chilean GAAP and denominated in Chilean pesos. The implementation of Technical Bulletin No. 64 affects the reporting of our operating results. In particular, exchange rate variations, if significant, can materially affect the amounts of operating revenues and expenses reported in the Company’s consolidated financial statements in Chilean GAAP, as well as generate material non-operating gains and losses.

     Technical Bulletin No. 64–Conversion Effect. Technical Bulletin No. 64 requires Endesa-Chile to convert the financial statements of its non-Chilean subsidiaries from local currency to U.S. dollars and to restate these financial statements into Chilean GAAP after this conversion, including converting such U.S. dollar amounts into Chilean pesos. The gain or loss resulting from this balance sheet conversion is referred to as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to U.S. dollars, Endesa-Chile must use the U.S. dollar/local currency exchange rate applicable at period-end. In order to convert Endesa-Chile’s equity interests in such subsidiaries, as well as such subsidiaries’ non-monetary assets and liabilities, to U.S. dollars, Endesa-Chile must use the U.S. dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred. In addition, Technical Bulletin No. 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into to U.S. dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to U.S. dollars are then converted from U.S. dollars to Chilean pesos at the exchange rate applicable at the end of the reporting period. Technical Bulletin No. 64 may have the effect of excluding from our reported financial position the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002, notwithstanding the devaluation of Argentine peso and Brazilian real, because these assets are carried at historical U.S. dollar value and the U.S. dollar appreciated against the Chilean peso in 2002.

Back to Contents

     The accounting income included in results of operations as a consequence of the devaluation of the Argentine peso when so remeasured into U.S. dollars was approximately U.S.$ 2.5 million net of minority interest for the year ended December 31, 2002 expressed in the dollar value at December 31, 2002. The effect of remeasuring the Argentine peso into U.S. dollars resulted in a net loss of U.S.$ 0.1 million for the year ended December 31, 2003, and a net income of U.S.$ 0.01 million for the year ended December 31, 2004. At the date of issuance of the audited consolidated financial statements of the year 2002, there was uncertainty regarding future changes that could occur in Argentina. As required under Chilean GAAP, we assumed the Argentine monetary assets and liabilities and revenues and expenses were translated at 3.37 Argentine pesos to the U.S. dollar as of December 31, 2002. This accounting estimate required us to make assumptions about future events that were highly uncertain at the time, because the future exchange rate of Argentine pesos to U.S. dollars was uncertain, however the exchange rate has since stabilized. Our investments in Argentina represent 12.49%,12.77%, and 11.81% of total assets as of December 31, 2002, 2003, and 2004 and 10.46%, 12.09%, and 14.36% of total revenues and 3.64%, 9.55%, and 9.32% of total operating income for the years ended December 31, 2002, 2003, and 2004 respectively.

     Additionally, during 2002, the significant 53% devaluation of the Brazilean real, which went from R$2.31 per U.S.$1 as of December 31, 2001 to R$3.53 per U.S.$1 as of December 31, 2002, negatively affected the operating results of Cachoeira Dourada, given the Technical Bulletin 64 impact on figures from foreign subsidiaries.

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

     Technical Bulletin No. 64–Equity Hedge. Technical Bulletin No. 64 allows U.S. dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, to be hedged by the investing company against and limited to the book-value of such equity investments. For purposes of Technical Bulletin No. 64, all the countries where we have investments – Argentina, Brazil, Colombia and Peru – are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book-value of an equity investment is lower than the U.S. dollar-denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of U.S. dollar-denominated debt that is not hedged are included in determining net income. On the other hand, if the book-value of an equity investment is higher than the U.S. dollar-denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book-value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity referred to as cumulative translation adjustment for U.S. GAAP purposes.

U.S. GAAP Reconciliation

     Our audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. See Note 33 to our audited Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as well as the reconciliation to U.S. GAAP of net income and total shareholders’ equity.

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are, (i) the effects on goodwill and negative goodwill from the application of fair value purchase accounting, (ii) the effects of accounting for derivatives at fair value, (iii) the effects of adjustments to US GAAP in equity method investments, (iv) the effects of eliminating capitalized exchange rate differences and general and administrative expenses capitalized in fixed assets, (v) the effects of recording a liability related to minimum dividends payable, and (vi) the elimination of complementary accounts in deferred taxes as well as the tax impact of purchase accounting.

Back to Contents

     The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP

	(in millions of constant Ch$ as of December 31, 2004)

Net income (loss) for the year ended December 31:
2002	(9,648)	(77,510)
2003	80,084	74,553
2004	83,789	64,750

Shareholders’ equity as of December 31:
2002	1,481,065	1,091,357
2003	1,529,986	1,151,491
2004	1,568,898	1,192,849

Critical Accounting Policies Affecting Operating Results

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and US GAAP, as explained in “–US GAAP Reconciliation” above. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our audited consolidated financial statements.

Revenue Recognition

     In accordance with Chilean GAAP, energy supplied and unbilled at each year-end is valued at the selling price using the current rates and has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables, as collection of these amounts is relatively assured and the corresponding cost of energy purchased or produced is included in cost of operations. The Company recognizes revenue generated from its non-core businesses, such as engineering and inspection services and highway tolls, at the time the related services are provided.

Impairment of Long-Lived Assets

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

     When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity rate increases, and cost trends, such as taxes and plant repair and maintenance. The number of years included in determining discounted cash flow, in our opinion, is estimable in the case of the generating companies because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis vary by country and fluctuate as economic conditions in these countries vary; therefore the likelihood of change in estimate in any given period is high. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions change periodically, therefore, the likelihood of a change in estimate in any given period is high. As a result, the actual cash flows may materially differ from our estimate and we may be required to make additional impairment charges.

Back to Contents

Impairment of Goodwill

     We assess the impairment of goodwill in a manner similar to that used for long-lived assets. The measurement of the impairment loss is based on the recoverable value of the investment, which we generally determine using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, we must make assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed that the goodwill and related negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. During 2002, the Company recorded a net charge of Ch$62.8 billion, in pesos as of December 2004, to write-off all amounts of goodwill and negative goodwill. At a consolidated level this charge amounted to Ch$56.7 billion, net of minority interest. As of December, 31 2003 and 2004, the Company assessed the impairment of goodwill and determined that there had been no indication of a potential loss on the recoverable value of investments.

Income and Deferred Taxes

     In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate basis. We estimate our actual current tax exposure while assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period. The net deferred tax liability was Ch$33.9 billion, and Ch$71.6 billion as of December 31, 2003 and 2004, respectively.

Derivative Instruments

     The Company has commodity derivative, financial derivative, and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under SFAS No. 133, as amended. In establishing the fair value of such contracts, management makes assumptions based on available market data and pricing models, which may change from time to time.

     Calculation of fair value for commodity and embedded derivatives is done with internal models that are based primarily on discounted future cash flows. Inputs to such models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs, and others. Simulation techniques are used to forecast electricity consumption levels for the countries in which the Company has derivative instruments with options in quantities. These inputs become more difficult to predict and the estimates are less precise, the further out these estimates are made. As a result, fair values are highly dependent upon the assumptions being used. The Company also adjusts fair value of certain commodity derivatives to reflect risks related to the performance of counterparties.

Back to Contents

     The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets. The Company has entered into a number of power purchase agreements on the Argentine side and power sales agreements on the Brazilian side to export electricity from Argentina to Brazil. In order to calculate the fair values of the electricity purchase and sale contracts related to this interconnection business, Argentine electricity forward prices were used as a benchmark for all contracts included in this portfolio. The Company considers the Argentine prices to be the correct benchmark to calculate the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian spot or forward markets to any parties other than those currently contracted and all the energy is being sourced from Argentina. Therefore the Company views the interconnection as an extension of the Argentine market. Such values are included in the reconciliation to U.S. GAAP in Note 33 (w) of the Consolidated Financial Statements. The Company has assumed, therefore, that the Argentine energy forward curve is the only relevant benchmark for the whole portfolio, including contracts on the Argentinean and Brazilian side of the interconnection. Alternatively the Company could have assumed that the Brazilian energy forward curve is the relevant benchmark for the Brazilian side of the portfolio under certain circumstances. The impact of using Brazilian prices on the Company’s U.S. GAAP net income and shareholders’ equity is as follows:

	Net Income		Shareholders’ Equity

	2003	2004	2003	2004

	(in millions of constant Ch$)
Increase (decrease)	61,165	1,304	(18,885)	(17,120)

     The Company’s financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase U.S. dollars or Euros and sell UF and interest swaps and dollar and cross-currency swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset (liability) recorded under US GAAP related to financial derivative instruments was Ch$570.5 billion and Ch$ (10.9) billion as of December 31, 2003 and 2004, respectively.

     The Company’s accounting policy for derivative instruments is discussed in Notes 2(t) and 33 of our Audited Consolidated Financial Statements.

Pension and Post-Retirement Benefits Liabilities

     We have significant pension and post-retirement benefit plan liabilities, which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including for example discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and post-retirement benefit liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions. The net pension and post-retirement liability recorded under US GAAP was, Ch$25.3 billion, and Ch$25.5 as of December 31, 2003 and 2004, respectively.

Back to Contents

     The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,

	2003	2004

	(increase in millions of Ch$)
Projected benefit obligation	1,890	1,806

     The following table shows the effect of a 1% change in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,

	2003	2004

	(increase in millions of Ch$)
Accumulated post-retirement benefit obligation	111	601

2.      Overview of Yearly Results

a.      Consolidated Comparative For the Period 2002-2004

     Total revenues in 2004 increased to Ch$ 1,032.7 billion, 9.5% greater than in 2003 after declining 2.9 % in 2003 as compared to 2002. Consolidated physical sales increased by 5.5% in 2004 and 4.1% in 2003. The effect on revenues of greater physical sales in 2003 was offset by the net impact of exchange differences and the significant effect of the 17% appreciation of the Chilean peso with respect to the U.S. dollar in 2003 on foreign revenues, in addition to a legal dispute with Cachoeira Dourada’s main customer in Brazil, CELG, and the divestiture of Infraestructura 2000. In 2004, the net impact of the exchange difference was weaker, as the appreciation of the Chilean peso to U.S. dollar exchange rate was 6%, partly offset by the 9% average appreciation of the Colombian peso, which favored results. In addition, the legal differences with CELG were resolved and the price of electricity in every country, with the exception of Argentina, reacted to the international fuel scenario and the natural gas crisis in Argentina, allowing greater physical sales to translate into greater revenues.

     Operating expenses increased 11.5% in 2004 after declining 1.9% in 2003 as compared to 2002. Electricity generation increased by 11.1% in 2004 and 4.6% in 2003. Thermal generation increased by 64.8%, or 4,917 GWh, in 2004 and 17.6%, equivalent to 1,135 GWh, in 2003. Higher expenses related to greater thermal generation in 2003 were offset by the effect of exchange differences, including the significant appreciation of the Chilean peso in 2003 on the dollar denominated expenses in Chile. In 2004, the increase in thermal generation, accentuated by the natural gas crisis in Argentina and the international price of alternative fuel, although allowing lower physical electricity purchases, translated into an increase in the variable costs of generation, as there was a weaker exchange difference effect than in 2003.

     Operating income increased to Ch$ 369.0 billion in 2004, compared to Ch$ 347.0 in 2003 and Ch$ 358.4 billion in 2002. The impact of greater electricity demand, the Company’s generation capacity which allowed it to translate greater demand into greater volume sales, the congruent (but lagging) reaction of electricity prices to market conditions, the Company’s commercial strategy determining the level of contracted versus spot market sales which, from 2002 to 2004 has gradually reduced the need to make energy purchases, the complicated fuel scenario in 2004 along with the hydro conditions in the countries in which we operate, and the exchange differences, together resulted in a 3.2% reduction in operating income in 2003 and a 6.4% increase in 2004.

     The Company’s consolidated net income after taxes and minority interests in 2004 reached Ch$ 83.8 billion compared to Ch$ 80.1 billion in 2003 and a net loss of Ch$ 9.6 billion in 2002. Income before taxes and minority interest of Endesa-Chile for 2004 rose by 25% over 2003 to Ch$ 203.9 billion, U.S.$40.2 billion higher than the prior year. The non-operating result positively affected net income for 2004 as a result of a U.S.$16.7 billion reduction in financial expenses. Income tax to December 31, 2004 amounted to Ch$ 93.4 billion compared to Ch$ 28.1 billion at December 31, 2003, a difference produced mainly by an increase in deferred taxes as a result of the effects of the tax losses caused by the devaluation of the Argentine peso in 2002. The net loss in 2002 was mainly explained by the economic condition in Argentina and Brazil affecting the value of Endesa-Chile’s investments in Argentina and Brazil leading to a write-off of goodwill in 2002 of Ch$110.8 billion related to our investments in Argentina and Brazil, which did not occur again in 2003.

Back to Contents

2.      Country by Country Comparative Analysis of Operating Results and Details of Non Operating Figures 2004 vs. 2003

Revenues from operations

     Revenues from sales in Chile accounted for 45.3% and 49.8% of our consolidated revenues in 2004 and 2003, respectively. Revenues from sales of electricity in Argentina accounted for 14.4% of our consolidated revenues in 2004 as compared to 12.1% in 2003. Revenues from sales of electricity in Colombia accounted for 24.3% in 2004 as compared to 22.6% in 2003 and revenues from sales of electricity in Brazil accounted for 4.1% in 2003 as compared to 3.3% in 2003. In addition, revenues from sales of electricity in Perú accounted for 11.9% in 2004 as compared to 12.1% in 2003. Other, non core business revenues accounted for less than 5% of total consolidated revenues in both 2003 and 2004.

     The tables below sets forth the breakdown by country of Endesa-Chile’s total revenues from operations and volume of GWh sales for 2003 and 2004, and the percentage change from year to year:

	Year ended December 31,

	2003	2004	%Change

	(in millions of constant Ch$ as of December 31, 2004,)
Revenues Chile	469,324	467,583	(0.4)
Revenues Argentina	114,061	148,300	30.0
Revenues Colombia	213,810	251,398	17.6
Revenues Brazil	31,562	42,006	33.1
Revenues Perú	114,532	123,375	7.7

Total Revenues	943,288	1,032,662	9.5

	Year ended December 31,

	2003	2004	%Change

	(in millions of constant Ch$ as of December 31, 2004,)
	(GWh)	(GWh)
Energy Sales (Chile)	18,681	18,462	(1.2)
Energy Sales (Argentina)	9,259	11,603	25.3
Energy Sales (Colombia)	14,481	15,148	4.6
Energy Sales (Brazil)	3,770	3,902	3.5
Energy Sales (Perú)	4,443	4,328	(2.6)

Total	50,634	53,443	5.5

     Total revenues in Chile decreased 0.4% in 2004 due lower sales of non generation businesses mainly at Ingendesa, our engineering services subsidiary in Chile. Revenues from sales of electricity increased by 0.2% to Ch$440.7 billion in 2004 from Ch$439.9 billion in 2003. The increase in electricity sales reflected a 1.3% increase in the average sales price, from Ch$23.6 per kWh in 2003 to Ch$23.9 per kWh in 2004, affected by the increase in the regulated node price and the average spot market price. The price increase effect was offset by the reduced volume of electricity sales, which declined 1.2% in 2004. The lower level of volume sales was a consequence of the level of contractual commitments and hydrology. The lower hydro generation due to the level of hydrology in reservoirs and rivers was partly offset by thermal generation and the successful start up of the 690 MW Ralco power plant, which began operations in September 2004 and supplied nearly 1,300 GWh at December 31, 2004. Spot market GWh sales increased 9.3% from 2,920 GWh in 2003 to 3,192 GWh in 2004 while sales to contracted customers declined 3.1%.

     Revenues in Argentina increased by 30.0%, from Ch$ 114.1 billion in 2003 to Ch$ 148.3 billion in 2004. The increase in revenues was primarily due to 25.3% increase in the volume of electricity sales. The main drivers of this increase were greater demand for electricity in the Argentine market and Costanera’s ability to generate electricity with liquid fuels as an alternative to natural gas when the natural gas supply in Argentina is in crisis. Volume sales at our Chocón plant in 2004 were 22.4% lower than in 2003 due to less favorable water levels. The Company’s average sales price in Argentina expressed in Chilean pesos according to the convention of Technical Bulletin 64 increased 4%, from Ch$12.3 per kWh in 2003 to Ch$ 12.8 in 2004. However, when expressed in Argentine local currency, the nominal average sales price increased 13% in 2004 due to an increase in the wholesale market spot price.

Back to Contents

     Revenues in Colombia increased by 17.6%, from Ch$ 213.8 billion in 2003 to Ch$ 251.4 billion in 2004. Physical electricity sales increased 4.6% due to higher sales at Emgesa which were driven by market demand and hydrology. Both spot market and contracted energy sales increased in both 2004 and 2003, representing 36% and 64%, respectively, of our total sales in Colombia. The average sales price increased 12.2%, from Ch$ 14.8 per kWh in 2003 to Ch$ 16.6 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64. When expressed in local currency, the average sales price increase was 7.8% in 2004.

     Revenues from our Brazilian subsidiary, Cachoeira Dourada, increased by 33.1% from Ch$ 31.6 billion in 2003 to Ch$ 42.0 billion in 2004. This revenue increase is due to a 3.5% increase in physical sales, which reached 3,902 GWh in 2004, and higher electricity prices. Volume increased due to greater demand and favorable hydroelectric conditions in the southeast. Sales prices were higher in both the spot market and the contracted market. Revenues from Cachoeira Dourada’s main customer, Celg, increased according to the terms of their contractual agreement and also as a result of 14 million reales recognized in June 2004 following the conclusion of a legal dispute regarding revenues not billed during the second semester of 2003. See Item 8. “Legal Proceedings”. The Company’s overall average sales price increased 20.4% from Ch$ 8.4 per kWh in 2003 to Ch$ 10.1 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64 (after adjusting for income in arrears from 2003). In Brazilian local currency, the Company’s average sales price increased by 26.2% during 2004.

     Revenues from sales of our Peruvian electricity generation company, Edegel, increased by 7.7%, from Ch$ 114.5 billion in 2003 to Ch$ 123.4 billion in 2004. The volume of electricity sales declined due to lower hydro generation as a consequence of poor hydrology in the region, mainly during the first semester of 2004. The average sales price increased from Ch$ 25.6 per kWh in 2003 to Ch$ 28.3 per kWh in 2004, equivalent to a 10.4% increase, expressed in Chilean pesos according to the convention of Technical Bulletin 64. The average sales price increase in local currency was 18.2% in 2004

Cost of operations

     The table below sets forth the breakdown by country of costs of operations for 2003 and 2004 and the percentage change from year to year:

	Year ended December 31,

	2003	2004	% Change

Cost of Operations (1)	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Cost of operations (Chile)	292,396	298,927	2.2
Cost of operations (Argentina)	78,962	111,352	41.0
Cost of operations (Colombia)	122,892	129,183	5.1
Cost of operations (Brazil)	25,846	25,951	0.4
Cost of operations (Perú)	44,113	63,779	44.6

Total	564,208	629,191	11.5

(1)	excludes SG&A expenses

     The 2.2% increase in operating costs in Chile during 2004 when compared to 2003 is due to greater thermal generation fuel expenses and electricity purchases. Weaker hydro conditions during the first semester of 2004 led to a 26% increase in thermal generation, resulting in an average variable cost of generation, excluding electricity purchases, of Ch$8.9 per kWh in 2004, compared to Ch$8.5 per kWh in 2003. Electricity purchases, both energy and capacity, increased from Ch$ 49.7 billion in 2003 to Ch$ 53.1 billion in 2004. Physical GWh purchases declined, but the higher average price, which went from Ch$20.6 in 2003 to Ch$27.7 in 2004, implied increasing the total cost. These greater costs were partially offset by a 7% reduction in asset depreciation, from Ch$70.7 in 2003 to Ch$65.7 in 2004.

Back to Contents

     Costs of operations in Argentina increased by 41.0% to Ch$ 111.4 billion in 2004. Total physical generation increased by 41%. Thermal generation increased 99% and hydro generation declined 15%,. As a result of the natural gas shortage in Argentina, Costanera increased its use of liquid fuel in thermal generation, which is relatively more expensive than natural gas. As a result of the increase in volume and price, fuel costs increased by _237.6% to Ch$ 38.8 billion in 2004. The average variable cost of generation, excluding the cost of electricity purchases, increased from Ch$ 3.1 per kWh in 2003 to Ch$ 5.7 per kWh in 2004 due to the higher cost of fuel. Physical electricity purchases declined in 2004, reducing purchase expenses from Ch$ 9.6 billion in 2003 to Ch$ 5.9 billion in 2004. The cost of asset depreciation increased 7.3%. The appreciation of the Chilean peso in terms of the US dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 6.8 billion.

     Costs of operations in Colombia increased by 5.1% to Ch$129.1 billion in 2004 from Ch$122.9 billion in 2003. Physical generation was 10.1% greater in 2004 than 2003 as a consequence of favorable hydrology, which, although leading to higher tolls and energy transportation costs, implied reducing electricity purchases. The variable cost per kWh generated in 2004, excluding the cost of energy purchases, was Ch$3.6 compared to Ch$4.3 in 2003. The volume of electricity purchases declined 11% and the cost of purchases expressed in Chilean pesos declined 1% affected by the 8% appreciation of the yearly average Colombian peso US dollar exchange rate. Asset depreciation declined 8.4%. The appreciation of the Chilean peso in terms of the US dollar reduced total operating expenses by Ch$ 11.1 billion in 2004 when compared to 2003.

     Costs of operations in Brazil remained stable, reaching Ch$26.0 billion in 2004 as compared to Ch$25.8 billion in 2003. Physical generation was 8.4% greater in 2004 than 2003 as a consequence of favorable hydrology, which increased transportation costs, but implied reducing the volume electricity purchases. The volume of electricity purchases declined 14.1%, but the cost of purchases increased due to the increase in the price of purchases. The average variable cost per kWh generated in 2004, excluding the cost of energy purchases, was Ch$1.8 in 2004 and Ch$1.9 in 2003. The higher costs incurred were offset by lower asset depreciation. The appreciation of the Chilean peso in terms of the US dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 2.2 billion.

     Costs of operations in Perú increased by 44.6% to Ch$63.8 billion in 2004 from Ch$44.1 billion in 2003, mainly due to an increase of Ch$14.0 billion in fuel expenses and a Ch$4.2 billion increase in energy purchases. The increase in these expenses was due to the lack of rainfall, mainly during the first semester of 2004, which caused total thermal generation in 2004 to be 15 times greater than 2003 and also required an increase in physical energy purchases of 26.6%. The variable cost of generation per kWh, excluding electricity purchases, was Ch$7.6 in 2004 compared to Ch$3.5 in 2003. The cost of asset depreciation declined 4.6%. The appreciation of the Chilean peso in terms of the US dollar reduced total operating expenses by Ch$ 3.7 billion in 2004 when compared to 2003.

Administrative and selling expenses

     Administrative and selling expenses increased by 7.3% to Ch$34.4 billion in 2004 from Ch$32.1 billion in 2003, although the percentage of total operating expenses declined from 5.7% in 2003 to 5.5% in 2004. The most relevant factors in the increase in the level of expenses are an increase in the cost of personnel in Argentina and Chile, in Argentina related to the 41% increase in electricity generation and in Chile related to higher provisions for retirement benefits, and the increase in insurance expenses and personnel costs in Colombian subsidiaries.

Back to Contents

     The table below sets forth the breakdown of selling and administrative expenses for 2003 and 2004 and the percentage change from year to year:

	Year ended December 31,

	2003	2004	%Change

Administrative and Selling Expenses	(in millions of constant Ch$ as of December 31, 2004, except percentages)
In Chile	17,787	18,938	6.5
In Argentina	1,977	2,569	29.9
In Colombia	2,785	3,759	35.0
In Brazil	1,968	1,741	(11.5)
In Perú	7,590	7,438	(2.0)

Total Selling and Administrative Expense	32,107	34,445	7.3

Operating Margin and Operating Income

     Our operating margin, that is, operating income as a percentage of revenues, declined from 36.8% in 2008 to 35.7% in 2004. This reduction is explained by a lower operating margin in Chile, Argentina and Perú.

	Year ended December 31,

	2003	2004

	(based on figures in Chilean Gaap in millions of Ch$ as of December 31, 2004)
Operating Margin (Chile)	33.9%	32.0%
Operating Margin (Argentina)	29.0%	23.2%
Operating Margin (Colombia)	41.2%	47.1%
Operating Margin (Brazil)	11.9%	34.1%
Operating Margin (Perú)	54.9%	42.3%

Consolidated Operating Margin	36.8%	35.7%

     Endesa-Chile’s consolidated operating income, the result of subtracting total operating expenses, including selling and administrative expenses (SG&A), from operation revenues, reached Ch$369.0 billion for 2004 compared to Ch$347.0 billion for 2003. The following table breaks down operating income by country for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004	% Change

	(in millions of Ch$ as of December 31, 2004,)
Operating Income (Chile)	159,141	149,718	(5.9)
Operating Income (Argentina)	33,121	34,379	3.8
Operating Income (Colombia)	88,134	118,456	34.4
Operating Income (Brazil)	3,749	14,314	281.8
Operating Income (Perú)	62,829	52,158	(17.0)

Total	346,974	369,025	6.4

     In Chile, operating margin and income declined due to relatively lower hydro conditions, mainly in the first semester of 2004, in addition to the natural gas crisis in Argentina, which increased fuel costs and energy purchase costs. Although electricity spot sales prices reacted, node prices and free customer contract prices react with a lag.

     With regard to foreign subsidiaries, the effect of the appreciation of the Chilean peso on revenues negatively affected margins because revenues from foreign subsidiaries were translated into Chilean pesos, according to Technical Bulletin 64, at a lower year end exchange rate in 2004 than in 2003. Additionally, the positive effect of this appreciation on fuel prices was offset by the stronger impact on prices of the gas crisis in Argentina and the level of international fuel prices, which are denominated in dollars.

     Operating margins in Argentina declined as a consequence of the governments intervention on the sales price, although operating income increases due to the strong impact of volume sales. The operating margin from Argentina declined as a consequence of the limited reaction of the electricity market prices to market conditions. Market prices were unable to adjust to demand conditions and the actual cost of fuel because resolutions of the Argentine government controlled the sales price in the wholesale market. Operating income from Costanera increased Ch$0.9 billion to Ch$28.5 billion and operating income from Chocon increased Ch$0.3 billion to Ch$5.9 billion in 2004. Operating margin and operating income in Brazil increased as a consequence of greater demand, the agreement reached with the Company’s main customer, Celg which included billing electricity delivered and not billed in 2003, hydrology conditions, and simultaneously better prices on the spot market.

Back to Contents

     In Colombia, operating margins and operating income increased, due to greater demand and hydrology, increasing volume sales, and hydro generation and simultaneously better market sales prices. Operating income from Emgesa increased Ch$18.3 billion to Ch$100.9 billion and operating income from Betania increased Ch$12.0 billion to Ch$17.6 billion in 2004.

     Edegel, in Perú, registered lower operating margins and operating income. This was caused by the low level of hydrology, mainly during the first semester of the 2004, which led to greater thermal generation, at relatively high international prices, and greater electricity purchases at very high spot prices. Another contributing factor was the reaction of the government, which required private generators to supply energy to distributors without contractual agreements, at the regulated tariff, which at times was one fifth of the alternative spot market price, consequently preventing the company from offsetting greater costs by increasing the average sales price.

Non-operating Results

     The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2003	2004	%Change

	(in millions of constant Ch$ as of December 31, 2004,)
Non-operating income:
Interest earned	15,644	14,912	(4.7)
Equity income of non-consolidated affiliates	17,804	19,203	7.9
Other non-operating income	45,688	51,242	12.2

Non-operating expenses:
Interest expense	(209,240)	(192,558)	8.0
Goodwill amortization	(1,582)	(1,464)	7.5
Other non-operating expenses	(61,564)	(79,286)	(28.8)

Monetary correction:
Price level restatement	589	2,211	275.2
Foreign Exchange translation	9,180	20,630	124.7

Non-operating results	(183,480)	(165,109)	10.0

     Non-operating results amounted to a loss of Ch$165.1 billion in 2004 in comparison to a loss of Ch$183.5 billion in 2003, an Ch$18.4 billion reduction in losses. The most important factors leading to this reduction include:

•	lower interest expenses of Ch$16.7 billion mainly due to the appreciation of the Chilean peso against the U.S. dollar, considering that, as of December 31, 2004, 69% of the Company’s financial debt (net of currency hedging instruments) was denominated in U.S. dollars;

•	greater income due to foreign exchange translation of Ch$11.4 billion mainly due to the 6.1% appreciation of the Chilean peso during 2004 compared to the 17.4% appreciation in 2003; and

•	other non-operating expenses increased by Ch$17.7 billion mainly explained by the provisions made as a consequence of the resettlements of capacity power payments among the generation companies connected to the main interconnected electricity system in Chile, SIC, from years 2000 to 2003 resulting from Resolution 35 adopted by the Ministry of Economy in December 2004. (See Item 8.7 Legal Proceedings-Divergence of Firm Capacity)

Back to Contents

Net income

     The following table sets forth our net income for the periods indicated:

	Year ended December 31,

	2003	2004	% Change

	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Operating income	346,974	369,025	6.4
Non-operating income	(183,480)	(165,109)	10.0

Net income before taxes, minority interest and negative goodwill amortization	163,494	203,916	24.7

Income tax	(51,339)	(52,778)	(2.8)
Deferred taxes	23,276	(40,649)	n.a.

Total income taxes	(28,063)	(93,427)	232.9

Minority interest	(71,326)	(42,802)	40.0
Amortization of negative goodwill	15,979	16,102	0.8
Extraordinary items	0	0	n.a.

Net income	80,084	83,789	4.6

     Income Taxes. The higher figure for income tax is explained by the higher level of taxable income from operations in Colombia.

     The higher charge for deferred taxes, which are non cash items, increased Ch$63.9 billion compared to 2003, mainly explained by the Ch$48.0 increase at our subsidiaries in Argentina. During 2003, Costanera and El Chocón registered important tax losses as a result of the significant devaluation of the Argentine peso. However, as a result of the recovery of the Argentine exchange rate and improved results of the companies, the balance of these losses was reduced in 2004. Also, to a lesser extent, certain of our other companies registered an increase in deferred taxes: Endesa Chile itself with Ch$8.4 billion, and Edegel with Ch$5.4 billion.

     Minority Interest. Minority interest expenses declined Ch$28,524 billion in 2003, due to the lower net income from San Isidro in Chile, Edegel in Perú, and Chocon and Costanera in Argentina, the latter due solely to an increase in tax expenses related to the appreciation of the Argentine peso, (as Costanera’s income before taxes was 45% greater than in 2003).

3.      Country by Country Comparative Analysis of Operating Results and Details of Non Operating Figures 2003 vs. 2002 ( figures expressed in constant Ch$ of December 31, 2004)

Revenues from operations

     Revenues from Chile represented 49.8% and 47.4% of the Company’s consolidated revenues in 2003, and 2002, respectively. Revenues from sales of electricity in Argentina accounted for 12.1% of our consolidated revenues in 2003 as compared to 10.5% in 2002. Revenues from sales of electricity in Colombia accounted for 22.6% in 2003 as compared to 24.0% in 2002 and revenues from sales of electricity in Brazil accounted for 3.3% in 2003 as compared to 5.5% in 2002. In addition, revenues from sales of electricity in Peru accounted for 12.1% in 2003 as compared to 12.5% in 2002. In each of 2003 and 2002, other income accounted for less than 5% of total consolidated revenues.

Back to Contents

     The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2002 and 2003, and the percentage change from year to year:

	Year ended December 31,

	2002	2003	%Change

	(in millions of constant Ch$ as of December 31, 2003, except volume data)

Sales of electricity (Chile)	418,959	439,878	5.0
Sales of electricity (Argentina)	101,615	114,061	12.2
Sales of electricity (Colombia)	233,227	213,583	(8.4)
Sales of electricity (Brazil)	53,215	31,562	(40.7)
Sales of electricity (Peru)	120,982	113,685	(6.0)
Other	43,169	30,520	(29.3)

Total	971,167	943,289	(2.9)

	Year ended December 31,

	2002	2003	%Change

	(GWh)	(GWh)

Energy Sales (Chile)	18,344	18,681	1.8
Energy Sales (Argentina)	7,897	9,259	17.2
Energy Sales (Colombia)	14,639	14,481	(1.1)
Energy Sales (Brazil)	3,591	3,770	5.0
Energy Sales (Peru)	4,158	4,443	6.9

Total	48,629	50,634	4.1

     Revenues from sales of electricity in Chile increased by 5.0% to Ch$439.9 billion in 2003 from Ch$419.0 billion in 2002. This increase was mainly due to an increase in the average sales price of 3.1% to Ch$23.6 per kWh in 2003 from Ch$22.9 per kWh in 2002 and an increase in volume terms of approximately 4.6% in contractual sales offset in part by a decrease in spot sales volumes of approximately 10.7%.

     Revenues from sales of electricity in Argentina increased by 12.2% to Ch$114.1 billion in 2003, from Ch$101.6 billion in 2002. The increase in revenues was primarily due to higher water levels in El Chocón’s reservoir, which allowed the company to increase physical energy sales by 25.7%, which resulted in a Ch$14.0 billion increase in revenues, as well as a 9.7% increase in physical energy sales at Costanera, which resulted in a Ch$16.9 billion increase in revenues, from the second interconnection line with Brazil, which operated throughout 2003, but only the last five months of 2002. These positive factors were offset in part by the impact of the appreciation of the Chilean peso against the dollar, which caused a decrease in revenues of Ch$18.5 billion.

     Revenues from sales of electricity in Colombia decreased by 8.4% to Ch$213.6 billion in 2003 from Ch$233.2 billion in 2002. This was mainly due to the impact of the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$42.6 billion. This decrease was offset in part by an increase of 1.8% in physical energy sales, which resulted in a Ch$21.7 billion increase in revenues, due to a 208.5% increase in non regulated sales offset in part by a decrease of 37.5% in regulated and spot physical energy sales.

     Revenues from sales of electricity in Brazil decreased by 40.7% to Ch$31.6 billion in 2003 from Ch$53.2 billion in 2002. This primarily reflected a decline of 43.4% in the average price of electricity sold due to good hydrological conditions in the region as well as the dispute between Cachoeira Dourada and CELG (see “Legal Proceedings” in Item 8 of this Report), which resulted in a loss of Ch$12.0 billion. Revenues were also adversely affected by the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$9.6 billion. These effects were offset in part by a 5% increase in physical sales.

     Revenues from sales of electricity in Peru decreased by 6.0% to Ch$113.7 billion in 2003 from Ch$121.0 billion in 2002, due to the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease of Ch$22.1 billion, partially offset by an increase of revenues by Ch$15.0 billion mainly due to a 6.9% increase in physical sales.

Back to Contents

     Other revenues decreased by 29.3% to Ch$30.5 billion in 2003 from Ch$43.2 billion in 2002, mainly due to the sale of Infraestructura Dos Mil in June 2003. Infraestructura Dos Mil revenues in 2002 amounted to Ch$20.9 billion. Under Chilean GAAP, Endesa-Chile ceased consolidating Infraestructura Dos Mil with effect from January 1, 2003. The effect of this disposition was partially offset by an increase of Ch$6.2 billion of other revenues in Chile.

Cost of operations

     The table below sets forth the breakdown of costs of operations for 2002 and 2003 and the percentage change from year to year:

	Year ended December 31,

	2002	2003	%Change

	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Cost of operations (Chile)	265,386	292,396	10.2
Cost of operations (Argentina)	86,717	78,962	(8.9)
Cost of operations (Colombia)	148,916	122,891	(17.5)
Cost of operations (Brazil)	33,724	25,845	(23.4)
Cost of operations (Peru)	40,427	44,113	9.1

Total	575,170	564,207	(1.9)

     Chilean operating costs increased 10.2% to Ch$292.4 billion in 2003 from Ch$265.4 billion in 2002. Weaker hydrological conditions caused a 17.4% increase in variable costs (Ch$28.1 billion) resulting from: (i) a 26.5% increase in thermoelectric generation, producing a Ch$5.0 billion increase in fuel costs and Ch$2.9 billion higher tolls and energy transport costs, mainly gas transportation necessary for the thermo generation, and (ii) a 63.1% increase in energy and power purchases at an average purchase price of Ch$20.6 per KWh during 2003, 60% higher than during 2002, which increased costs by Ch$19.3 billion.

     Costs of operations in Argentina decreased by 8.9% to Ch$79.0 billion in 2003 from Ch$86.7 billion in 2002, mainly due to a Ch$15.8 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar. This effect was offset in part by an increase of Ch$4.3 billion in fuel costs, energy and power purchases at Costanera due to 13.3% higher thermoelectric generation and Ch$2.9 billion of higher energy and power purchases at El Chocón, both because of higher levels of energy demand.

     Costs of operations in Colombia decreased by 17.5% to Ch$122.9 billion in 2003 from Ch$148.9 billion in 2002, principally reflecting a Ch$27.1 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar.

     Costs of operations in Brazil decreased by 23.4% to Ch$25.8 billion in 2003 from Ch$33.7 billion in 2002, principally reflecting a Ch$6.2 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and Ch$4.5 billion decrease due to a 71.1% decrease in the average price of purchased energy, offset in part by a Ch$2.7 billion increase in other variable costs.

     Costs of operations in Peru increased by 9.1% to Ch$44.1 billion in 2003 from Ch$40.4 billion in 2002, mainly due to an increase of Ch$7.3 billion in energy purchases and tolls and transport costs due to lack of rainfall and an increase of Ch$4.4 billion in depreciation because of higher fixed assets. These increases were offset in part by a Ch$7.4 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and also by Ch$1.2 billion of lower other fixed costs.

Administrative and selling expenses

     Administrative and selling expenses decreased by 14.5% to Ch$32.1 billion in 2003 from Ch$37.6 billion in 2002. This is due to a decrease of Ch$3.6 billion resulting from the impact of the appreciation of the Chilean peso against the U.S. dollar and a Ch$1.9 billion reduction in expenses of our foreign subsidiaries mainly because of a decrease in salaries and other expenses in Colombia.

Back to Contents

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

Operating income

     The following table breaks down operating income by country for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003	% Change

	(in millions of Ch$ as of December 31, 2003, except percentages)
Operating Income (Chile)	176,813	159,142	(10.0)
Operating Income (Argentina)	13,043	33,121	153.9
Operating Income (Colombia)	78,032	88,134	12.9
Operating Income (Brazil)	17,580	3,748	(78.7)
Operating Income (Peru)	72,962	62,829	(13.9)

Total	358,430	346,974	(3.2)

     Operating income in Chile for 2003 decreased 10.0% to Ch$159.1 billion from Ch$176.8 billion in 2002. This decrease is mainly explained by Ch$27.1 billion increase in total expenses, partially offset by a Ch$9.4 billion increase in revenues. If we eliminate the effect of the deconsolidation of Infraestructura Dos Mil and Canutillar during 2003, our operating income would have increased by 3.2 % when compared to year 2002. We believe that it is helpful to eliminate the effects of the sale of Canutillar and the deconsolidation of Infraestructura Dos Mil in order to understand the underlying trend in our operating income. For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Reconciliation of non-GAAP measures to Chilean GAAP” below.

     Operating income in Argentina increased 153.9% to Ch$33.1 billion in 2003 from Ch$13.0 billion in 2002. This increase is mainly explained by an increase of Ch$11.6 billion in El Chocón’s operating income and an increase of Ch$10.9 billion in Costanera’s operating income, in both cases, in local currency terms. El Chocón’s revenues increased Ch$14.0 billion and operating expenses decreased Ch$2.3 billion compared to 2002 due to better hydrology. Costanera’s revenues increased Ch$16.9 billion and operating expenses decreased Ch$5.7 billion compared to 2002. Costanera’s revenues increased in part due to a 9.7% increase in physical energy sales from the second interconnection line with Brazil, which operated throughout 2003, but only the last five months of 2002. These positive factors were offset in part by the impact of the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in our operating income of Ch$2.4 billion.

     In Brazil, the operating income of Cachoeira Dourada decreased 78.7% to Ch$3.7 billion in 2003 from Ch$17.6 billion in 2002. This decrease is mainly explained by a decrease of Ch$10.7 billion in revenues due to partial billings resulting from provisional court decisions related to a contractual dispute with CELG (see “Legal Proceedings”) and by a negative effect amounting to Ch$3.2 billion resulting from the appreciation of the Chilean peso and the Brazilian real (our contracts with CELG are denominated in Brazilian real) against the U.S. dollar for the periods under comparison.

Back to Contents

     Operating income in Colombia for 2003 increased 12.9% to Ch$88.1 billion from Ch$78.0 billion in 2002. This increase is mainly explained by an increase in operating income in local currency terms amounting to Ch$24.3 billion, partially offset by a negative effect amounting to Ch$14.1 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. This increase in operating income is mainly due to Ch$21.7 billion in higher revenues, a decrease of Ch$3.6 billion in administrative and selling expenses and a reduction of Ch$1.1 billion in operating expenses.

     In Peru, the operating income of Edegel decreased by 13.9% to Ch$62.8 billion in 2003 from Ch$73.0 billion in 2002. This decrease is mainly explained by a negative effect amounting to Ch$13.2 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. Edegel’s revenues increased by Ch$15.0 billion and operating expenses decreased by Ch$11.1 billion during 2003, compared to 2002.

Non-operating Results

     The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,

	2002	2003	%Change

	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Non-operating income:
Interest earned	15,784	15,644	(0.9)
Equity in income of non-consolidated affiliates	8,872	17,804	100.7
Other non-operating income	106,097	45,687	(56.9)
	—	—
Non-operating expenses:	—	—
Interest expense	(225,837)	(209,239)	(7.3)
Goodwill amortization	(112,388)	(1,582)	(98.6)
Other non-operating expenses	(120,682)	(61,564)	(49.0)
	—	—
Monetary correction:	—	—
Price level restatement	4,137	589	(85.8)
Foreign Exchange translation	(456)	9,180	2,112.6

Non-operating results	(324,474)	(183,480)	(43.5)

     Non-operating results amounted to a loss of Ch$183.5 billion in 2003 in comparison to a loss of Ch$324.5 billion in 2002. This reduction in losses in 2003 resulted from a write-off of goodwill in 2002 of Ch$110.8 billion related to our investments in Argentina and Brazil which did not occur again 2003.

     Interest earned. Interest earned slightly decreased by 0.9% to Ch$15.6 billion in 2003 from Ch$15.8 billion in 2002. This decrease was primarily attributable to lower cash balances in Chile during 2003.

     Equity income from non-consolidated affiliates. The Ch$8.9 billion improvement in the net income from related companies is mainly due to the increase in the net profit of CIEN, which amounted to Ch$11.4 billion for December 31, 2003 compared to a net profit of Ch$7.5 billion for the year ended December 31, 2002. The improved result of CIEN in 2003 is explained by significantly better operating results following the start-up of its second transmission line with Brazil, which was in place during all 2003 year but only in the last five months of 2002.

     Other non-operating income. The decrease of Ch$60.4 billion in the results of other non-operating income to Ch$45.7 billion in 2003 from Ch$106.1 billion in 2002 is explained principally by a negative effect amounting to Ch$64.0 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

Back to Contents

     Interest expense. The Ch$16.5 billion decrease is explained principally by a reduction of U.S.$340 million in our total debt at period end. The reduction of debt was the result of operating cash flows and the use of proceeds from the sale of Infraestructura Dos Mil that permitted the repayment of a significant portion of our financial debt.

     Other non-operating expenses. The Ch$59.1 billion decrease in other non-operating expenses is explained mainly by a decrease of Ch$45.9 billion in costs related to provisions for constructions in progress which were made in 2002 at Cachoeira Dourada and that were not made again in 2003. The decrease is also explained by decreases in provisions for obsolescence of assets by Ch$8.7 billion and a decrease of Ch$5.8 billion in contingency and litigation expenses.

     Goodwill amortization. The decrease of Ch$110.8 billion of goodwill amortization is the result of an impairment of the investments in Brazil and Argentina during 2002 which did not occur again during 2003. For more information about this impairment please see note 13(b) to our audited consolidated financial statements and “? Critical Accounting Policies ? Impairment of Long Lived Assets and Goodwill.”

     Foreign exchange translation. During 2003 we had a Ch$9.2 billion gain in contrast to a Ch$456.1 million loss in 2002. This positive effect is due to the 17.4% appreciation of the Chilean peso against the U.S. dollar in 2003, compared to a 9.7% depreciation in 2002.

     Price-level restatement. In 2003, there was a Ch$0.6 billion price-level restatement gain, compared to a gain of Ch$4.2 billion in 2002. This decrease in the price-level restatement gain was mainly due to lower inflation in Chile (a 2003 inflation rate was 1.0%, versus 3.0% in 2002 year).

Net income

     The following table sets forth our net income for the periods indicated:

	Year ended December 31,

	2002	2003	% Change

	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Operating income	358,429	346,973	(3.2)
Non-operating income	(324,474)	(183,479)	(43.5)

Net income before taxes, minority interest and negative goodwill amortization	33,955	163,493	381.5

Income tax	(36,401)	(53,077)	45.8
Deferred taxes	(36,717)	25,014	n.a.

Total income taxes	(73,118)	(28,062)	61.6

Minority interest	(48,117)	(71,326)	(48.2)
Amortization of negative goodwill	88,947	15,979	(82.0)
Extraordinary items	(11,315)	—	n.a.

Net income	(9,648)	80,084	n.a.

     Income Taxes and Extraordinary Items. The lower total income tax of Ch$45.1 billion during 2003 is due mainly to a decrease of Ch$61.7 billion in deferred tax net liabilities, offset by increases in income tax due to higher revenues in the period. The extraordinary item of Ch$11.3 billion recorded during 2002 corresponds to a one-time security tax imposed to our Colombian subsidiaries by the Colombian authorities in order to finance national security activities.

     Minority Interest. Minority interest expense resulted in charges of Ch$71.6 billion in 2003, compared to Ch$48.1 billion in 2002. The 48.2% increase in 2003 was mainly due to an improvement in the results of El Chocón in Argentina and in Edegel in Peru.

     Negative Goodwill Amortization. Negative goodwill was Ch$16.0 billion in 2003, compared to Ch$88.9 billion for 2002. This decrease resulted primarily from accelerated depreciation of the negative goodwill related to investments in Brazil and Argentina during 2002 which did not occur again in 2003. See note 13 to our audited consolidated financial statements.

Back to Contents

     Net income. Net income reached Ch$80.1 billion in the year ended December 31, 2003, compared to a Ch$9.6 billion loss in 2002. The loss was due to a Ch$58.1 billion net impairment of goodwill related to investments in Brazil and Argentina, which did not occur again in 2003.

     This difference was partially offset by:

•	a 2.9% reduction in operating revenues resulting from the appreciation of the Chilean peso against the U.S. dollar during 2003; and

•	Ch$11.0 billion in higher operating expenses due to higher energy purchases resulting from poor hydrological conditions.

B.      Liquidity and capital resources.

     Endesa-Chile’s primary sources of liquidity are operating cash flows, domestic and international borrowings from commercial banks, and debt offerings in the domestic and international capital markets.

     The following discussion of our cash flows is based on Chilean GAAP. See Note 33 to our Audited Consolidated Financial Statements for reclassification differences between U.S. GAAP and Chilean GAAP.

     For the twelve month period ended December 31, 2004, our principal sources of funds were:

•	Ch$ 565.7 billion from results from operations, before taxes and interest expenses;

•	Ch$ 438.6 billion from short- and long-term credit facilities; and

•	Ch$ 13.4 billion from sales of assets.

     For the twelve month period ended December 31, 2004, our principal uses of funds were:

•	Ch$ 497.7 billion in debt amortizations of short- and long-term credit facilities;

•	Ch$ 192.6 billion primarily in interest expenses;

•	Ch$ 96.1 billion in investments;

•	Ch$ 120.9 billion in tax payments;

•	Ch$ 73.8 billion in dividend payments;

•	Ch$ 10.0 billion of capital reductions; and

•	Ch$ 44.6 billion in other uses.

We had a net cash generation during 2004 of Ch$ 62.1 billion.

     For the twelve month period ended December 31, 2003, our principal sources of funds were:

•	Ch$ 599.2 billion from results from operations, before taxes and interest expenses;

•	Ch$ 865.6 billion from short- and long-term credit facilities; and

•	Ch$ 156.7 billion from sales of assets.

Back to Contents

     For the twelve-month period ended December 31, 2003, our principal uses of funds were:

•	Ch$ 1043.8 billion in debt amortizations of short- and long-term credit facilities;

•	Ch$ 209.2 billion primarily in interest expenses;

•	Ch$ 134.4 billion in investments;

•	Ch$ 102.9 billion in tax payments;

•	Ch$ 37.3 billion in dividend payments;

•	Ch$ 13.0 billion in capital reductions; and

•	Ch$ 8.3 billion in other uses.

We had a net cash generation during 2003 of Ch$ 40.5 billion.

     For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds to us, please see “Risk Factors–We depend in part on payments from our subsidiaries to meet our payment obligations.”

     We coordinate the overall financing strategy of our subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We coordinate all generation acquisition financing at Endesa-Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company – A. History and Development of the Company – Investments, Capital Expenditures and Divestitures.”

     We have accessed the international equity capital markets, registering one ADS issuance with the SEC in August 3, 1994. We have also frequently issued bonds in the international capital markets, or Yankee Bonds. Our subsidiaries and Endesa-Chile itself issued Yankee Bonds in 1996 to 2003, of which U.S.$ 2.20 billion are currently outstanding. In June 2000 Endesa-Chile established a Euro medium-term note program, or EMTN Program, for an aggregate amount of €1 billion. In July 2000 Endesa-Chile issued €400 million in 3-year floating rate notes, which have been paid, under our EMTN Program.

     The following table lists the Yankee Bonds of Endesa-Chile and consolidated subsidiaries outstanding as of the date of this annual report. The weighted average annual interest rate for Yankee Bonds issued by Endesa-Chile and its consolidated subsidiaries, of which an aggregate principal amount U.S.$ 2.20 billion is currently outstanding, is 8.04%.

Issuer	Maturity	Coupon	Aggregate Principal Amount Issued

		(as a percentage)	(in U.S. millions)
Endesa-Chile Overseas Co.	April 1, 2006	7.200	150
Endesa-Chile	July 15, 2008	7.750	400
Endesa-Chile	April 1, 2009	8.500	400
Endesa-Chile	August 1, 2013	8.350	400
Endesa-Chile	August 1, 2015	8.625	200
Endesa-Chile	February 1, 2027	7.875	230
Endesa-Chile(1)	February 1, 2037	7.325	220
Endesa-Chile	February 1, 2097	8.125	200

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa-Chile on February 1, 2009.

     Endesa-Chile and our subsidiaries in the five countries in which we operate also have access to the local capital markets, where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors. For detailed information about local bonds issued by Endesa-Chile, see Note 15 to our Audited Consolidated Financial Statements.

Back to Contents

     Endesa-Chile is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. On May 15, 2003, Endesa-Chile merged its outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into a credit agreement for approximately U.S.$ 743 million, refinancing most of the existing bank indebtedness of the Company. This facility eliminated a mandatory prepayment in the event that the borrower fails to achieve “investment grade” ratings from Standard & Poor’s. The total outstanding amount under this credit facility has been prepaid in full.

     On February 4, 2004, Endesa-Chile entered into an agreement with a syndicate of banks to provide a new U.S.$ 250 million senior unsecured term loan facility through Endesa-Chile’s Cayman Islands branch. Endesa-Chile borrowed the full amount under this facility to repay the outstanding balance of the U.S.$ 743 million credit facility dated May 15, 2003.

     On November 5, 2004, Endesa-Chile, through Endesa-Chile’s Cayman Islands branch, entered into a new credit agreement pursuant to which a syndicate of banks agreed to provide a new U.S.$ 250 million senior unsecured revolving loan facility (the “Endesa-Chile Facility”), the proceeds of which were used to repay all amounts outstanding under the February 4, 2004 credit facility.

     The Endesa-Chile Facility ranks pari passu with all other unsubordinated debt of Endesa-Chile. No principal repayments are required under the Endesa-Chile facility until it matures on November 10, 2010. Prior to maturity, Endesa-Chile is required to pay interest in respect of the unpaid principal amount of all loans under the Endesa-Chile Facility, subject to mandatory prepayment of all amounts owed to any lender, at the option of such lender, in the event of a change of control or Endesa-Chile ceasing to be a public company.

     The Endesa-Chile Facility requires Endesa-Chile to maintain specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 9.40:1 in 2004 to 7.50:1 in 2010), indebtedness to EBITDA (ranging from 6.30:1 in 2004 to 4.20:1 in 2010), debt to equity (ranging from 112.5% in 2004 to 100.0% in 2010) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.50:1 in 2004 to 2.0:1 in 2010).

     The Endesa-Chile Facility contains covenants that place restrictions on the extent to which Endesa-Chile and certain of its subsidiaries (i) sell, assign, transfer or contribute essential operating assets, (ii) repurchase or redeem its capital stock or make other distributions in respect of its capital stock, (iii) consummate mergers, consolidations, liquidations or dissolutions, (iv) conduct sales of assets, (v) create or incur liens on properties and assets, (vi) enter into transactions with affiliates (other than in the ordinary course of business and at arm’s length), (vii) enter into sale and leaseback transactions and (viii) permit any material change in the nature of the principal business of Endesa-Chile or of Endesa-Chile and its subsidiaries taken as a whole. These restrictions will cease to apply upon repayment in full of the Endesa-Chile Facility, which matures on November 10, 2010.

     We do not consider these covenants and restrictions to be material. The margin over LIBOR at which interest accrues under the Endesa-Chile Facility is determined by reference to the S&P rating of Endesa-Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 30 basis points for an A- or higher rating to 87.5 basis points for a rating lower than BB+. At the time of this filing, the current interest rate applicable to the Endesa-Chile Facility is LIBOR plus 37.5 basis points. For detailed information about weighted average interest rates applicable to our bank loans, see Note 14 to our Audited Consolidated Statements.

     On December 11, 2002, Standard & Poor’s lowered its rating for Endesa-Chile from “BBB+” to “BBB” as a result of the currency devaluations affecting our Argentine and Brazilian subsidiaries and the reduction in the Chilean node prices. On February 21, 2003, Endesa-Chile was downgraded again from “BBB” to “BBB-” with a negative outlook based primarily on Standard & Poor’s heightened concerns about Endesa-Chile’s ability to refinance in the midst of difficult market conditions and the deterioration of our investments in Argentina and Brazil. On May 16, 2003, and as a direct consequence of our new bank refinancing, Standard & Poor’s lifted its negative outlook and maintained Endesa-Chile’s corporate foreign currency ratings debt rating at “BBB-“ with a stable outlook. This rating was maintained in the January 2005 review.

Back to Contents

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

     Payment defaults in relation to any individual indebtedness of Endesa-Chile, or some of its more relevant subsidiaries, subject to expiration of applicable grace periods (if any) and a materiality threshold of U.S.$ 30 million outstanding (on an individual basis) could give rise to a cross default under the Endesa-Chile Facility. Endesa-Chile’s relevant subsidiaries which have indebtedness in excess of U.S.$ 30 million as of March 31, 2005 are Celta, Pehuenche, Endesa Internacional and Betania. If Endesa-Chile or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of U.S.$ 30 million, an event of default would be triggered under the Endesa-Chile Yankee Bonds. Endesa-Chile’s subsidiaries which have indebtedness in excess of U.S.$ 30 million as of March 31, 2004 are Betania, Celta, Pehuenche, Endesa Internacional, San Isidro, Costanera and Emgesa. Any event of default arising out of Endesa-Chile’s Yankee Bonds would trigger a cross default under most of the existing bank credit agreements.

     In addition to the payment cross default provisions described in the previous paragraphs, certain indebtedness of Endesa-Chile is subject to (A) cross acceleration provisions, again subject to a materiality threshold of U.S.$ 30 million (U.S.$ 50 million in certain cases) on an individual basis, and (B) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods where applicable.

     At the time of this filing, we are in compliance with our material covenants contained in our debt instruments.

     Finally, most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.

     Payment of dividends and distributions by Endesa-Chile’s subsidiaries and related companies represent a significant source of funds for Endesa-Chile. The payment of dividends and distributions by such subsidiaries and related companies are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon their earnings and cash flows. Endesa-Chile has been advised by legal counsel in the various geographical locations where its subsidiaries and related companies operate that there are currently no other legal restrictions on the payment to Endesa-Chile of dividends or distributions from the jurisdictions where such subsidiaries or related companies are incorporated, other than customary restrictions limiting dividends to the amount of net income and retained earnings. Certain credit facilities and investment agreements of Endesa-Chile’s subsidiaries restrict the payment of dividends or distributions under certain circumstances. There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future. For a description of liquidity risks resulting from our holding company status, please see “Risk Factors–Risks Relating to Our Operations–We depend in part on payments from our subsidiaries to meet our payment obligations” in this annual report.

     We believe that cash flow generated by operations, cash balances, available lines of credit (including lines of credit from suppliers) and planned borrowings will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. Endesa-Chile intends to roll over up to approximately U.S.$150 million of the debt that expires in the twelve months following the date of this annual report.

Back to Contents

     The following are the transactions that most significantly affected our liquidity in 2004:

•	on November 9, 2004, our Chilean subsidiary Celta completed the sale of the Laguna-Collahuasi transmission line to Compañía Minera Doña Ines de Collahuasi, for U.S.$ 20.5 million; and

•	on November 10, 2004, our Colombian subsidiary Betania successfully issued Col$ 300 billion aggregate principal amount of bonds in the local market. The proceeds from the sale of these bonds were used in full to prepay other outstanding debt.

     The following are the transactions that most significantly affected our liquidity in 2003:

•	on April 7, 2003, Endesa-Chile reached an agreement with HQI Transelec to sell its transmission assets on the Chilean Northern Grid System (SING). Endesa-Chile was paid U.S.$ 110 million pursuant to the terms of this agreement. The transaction included the disposal of 285 kilometers of 220 kV line circuits for approximately U.S.$ 32 million, corresponding to the assets of the Tarapacá plant, and the transfer of 673 kilometers of 220 kV line circuits for approximately U.S.$ 78 million, corresponding to GasAtacama Generación Limitada, of which Endesa owns 50%;

•	on April 30, 2003, Endesa-Chile completed the sale of the assets of the Canutillar hydroelectric plant to Cenelca S.A., a subsidiary of Minera Valparaíso S.A., for the sum of U.S.$ 174 million;

•	on May 1, 2003, Endesa-Chile repaid the U.S.$ 170 million Yankee Bond of its Chilean subsidiary Pehuenche, using part of the proceeds received from the assets sales of Canutillar;

•	on June 23, 2003, Endesa-Chile sold Infraestructura Dos Mil to OHL for a total of U.S.$ 55 million and deconsolidated debt of U.S.$ 220 million since January 1, 2003 that Infraestructura Dos Mil owed to third parties;

•	on July 23, 2003, Endesa-Chile successfully issued U.S.$ 600 million aggregate principal amount of bonds in the U.S. market. The transaction was structured in two tranches; the first, for an amount of U.S.$ 400 million of unsecured 10 year bonds at an interest rate of 8.35%, and the second for a total of U.S.$ 200 million in unsecured 12 year bonds with an interest rate of 8.625%. The proceeds from the sale of these bonds were used to prepay part of the U.S.$ 743 million syndicated loan disclosed above;

•	on July 24, 2003, Endesa-Chile repaid the €400 million euro bond of Endesa-Chile International; and

•	on October 24, 2003, Endesa-Chile successfully placed in the local market UF8,000,000 (approximately U.S.$ 214 million) in two equal tranches with maturities of 7 and 25 years at rates of 5.65% and 6.74% respectively.

C.       Research and development, patents and licenses, etc.

     Although Endesa does not have a formal organizational structure that centralizes R&D activities, certain activities aimed at developing new management improvement procedures can be identified within the different areas of the Company (for example, the development of medium- and long-term mathematical dispatch models for economic studies; hydrological behavior prediction models; and various studies intended to optimize production activities). These activities are generally carried out by Endesa employees, and there are currently no accounting records that would allow us to determine the associated costs separately.

     As part of its ongoing search for growth opportunities, Endesa commissions engineering studies intended to determine the technical viability of power plant projects. In 2004, total disbursements amounted to approximately U.S.$ 650,000. From an accounting perspective, the established policy is as follows: Costs incurred by the Company for research and development expenses that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred, while studies related to specific construction projects are capitalized.

     Finally, Endesa contributes resources to the Fundación Huinay, which carries out its activities at the San Ignacio del Huinay farm, located in the Hualaihué District, Region X. The Foundation’s corporate goal and mission are: to assess, design, develop, and execute an environmental project based on the concept of sustainable development or eco-development, that could serve as an operational model for other projects nationwide; to promote or conduct scientific research and experiments in keeping with the aforementioned goal; to manage educational establishments and teaching programs in addition to providing educational or occupational training; and to provide material support or otherwise provide social assistance programs that benefit the neediest citizens, to communities or residents living in or nearby the areas in which the project is executed.

Back to Contents

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

     Our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government. See “Item 3. Key Information–Risk Factors relating to Argentina.”

E.      Off-balance sheet arrangements

     Endesa-Chile is not a party to any off balance sheet transactions.

F.      Tabular disclosures of contractual obligations

     The table below sets forth the Company’s cash payment obligations as of December 31, 2004:

Payment obligations due by period (in U.S.$ million)
ENDESA-CHILE on a consolidated basis

As of December 31, 2004	TOTAL	Jan 2005 - Dec 2005	Jan 2006 - Dec 2006	Jan 2007 - Dec 2007	After Dec 2007

Bank debt (1)	779	327	73	54	324
Other bonds	1,084	76	352	65	590
Yankee bonds	2,078	61	150	25	1,841
Intercompany debt	3	3	0	0	0
Other debt	212	44	45	41	83
Financial expenses	2,541	301	265	232	1,742
Pension and postretirement obligations(2)	74	6	6	6	56
Contractual Operational obligations (3)
Operational Leases (4)	—	—	—	—	—
Purchase obligations (5)	670	171	173	164	162

Total	7,438	989	1,064	587	4,798

(1)	Includes Endesa-Chile capital lease obligations for a total of U.S.$ 43 million.

(2)	All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.

(3)	In addition to the contractual obligations set forth above, we expect to make capital expenditures of U.S.$ 126 million in 2005, U.S.$ 145 million in 2006, U.S.$ 139 million in 2007 and $ 203 million in 2008.

(4)	We do not have any material operating lease obligations.

(5)	Comprised mainly of energy purchase contracts, operating and maintenance contracts.

Back to Contents

G.      Safe Harbor

     The information in this Item 5. Management Discussion and Analysis, contains statements that may constitute forward looking statements. See Forward Looking Statements in the Introduction of this report on page 2, for safe harbor provisions.

Item 6.  Directors, Senior Management and Employees

A.      Directors and senior management.

     Endesa-Chile’s current directors and executive officers are as follows:

Name	Position	Current Position Held Since	Expiration of Current Term

Directors
Luis Rivera Novo (1) (3) (4)	Chairman	2002	2007
Antonio Pareja Molina (1) (4)	Vice Chairman	2000	2007
Ignacio Blanco Fernández (1) (4)	Director	2002	2007
Leonidas Vial Echeverría (2)	Director	1995	2007
Jaime Bauzá Bauzá (2) (3)	Director	1999	2007
Carlos Torres Vila (1)(4)	Director	2003	2007
Andrés Regué Godall (1) (4)	Director	1999	2007
Antonio Tuset Jorratt (2) (3)	Director	1999	2007
Enrique García Alvarez (1)	Director	2003	2007

Executive Officers
Hector López Vilaseco	Chief Executive Officer	2000	N/A
Alejandro González Dale	Chief Financial Officer	2003	N/A
Julio Valbuena Sánchez	Planning and Control Manager	2002	N/A
Rafael Mateo Alcalá	Production and Transport Manager	1999	N/A
Carlos Martín Vergara	General Counsel	1996	N/A
Juan Carlos Mundaca	Human Resources Manager	2000	N/A
José Venegas Maluenda	Trading and Marketing Manager	2001	N/A
Rafael Errázuriz Ruiz Tagle	Energy Planning	2001	N/A
Renato Fernández Baeza	External Affairs Manager	2003	N/A
Claudio Iglesis Guillard	Generation Chile Manager	1999	N/A

(1)	Director appointed as representative of Enersis.

(2)	Independent Director not appointed by a particular shareholder.

(3)	Member of the Director Committee.

(4)	Officer of Endesa-Spain

Directors

     Luis Rivera Novo became Chairman of the board of directors in July 2002. In 1998, he joined Endesa-Spain as Executive Vice President. Mr. Rivera is currently the General Director of Endesa España Internacional and the Chairman of Endesa-Chile. Mr. Rivera has served as a director of Endesa-Spain subsidiaries including Compañía Sevillana de Electricidad and Enersis. He worked as a consultant for McKinsey since 1986 and became a partner at that firm in 1991. At McKinsey, he specialized in the energy and the financial sectors. Mr. Rivera holds a degree in Civil Engineering from Universidad Politécnica de Madrid and an MBA degree from INSEAD.

     Antonio Pareja Molina became Vice-Chairman of the board of directors in August 2000. Since 1986, Mr. Pareja has occupied various positions at Endesa-Spain including the position of Corporate Planning Director (held since 1998), Planning and Control Manager and Director of Control. At present, Mr. Pareja is Services Corporate Director and also a member of the Executive Committee of Endesa Group, a Director of Chilectra S.A. and Vice Chairman of Endesa-Chile. He holds a degree in economics and a post graduate degree from the London Business School and Instituto Empresa.

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

     Jaime Bauzá Bauzábecame a director in May 1999. From 1990 to May 1999, Mr. Bauzá served as the Chief Executive Officer of Endesa-Chile. He joined Endesa-Chile in May 1990 after more than twenty years in the electricity sector. Mr. Bauzá was the Chief Executive Officer of Pehuenche from 1987 to April 1990 and Chairman of Chilgener S.A. (“Chilgener,” or now “Gener”) from 1987 to 1989. Mr. Bauzá also served as Chief Executive Officer of Chilgener from 1981 to 1987. He holds a degree in civil engineering from the Catholic University of Chile.

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

     Ignacio Blanco Fernández became a director in March 2003. Mr. Blanco has been the CEO of the distribution company Edelnor in Perú since January 2003, an affiliate of Endesa-Chile. Mr. Blanco was Planification and Development Manager of Enersis from 1998 until December 2002 and he has also served as Energy Management and Strategy Manager and as a Chairman of Companhia de Interconexão Energética (“CIEN”) a related company of Endesa-Chile. Mr. Blanco holds a degree in economics from the University of Zaragoza, an industrial engineering degree from Universidad Politécnica de Cataluña, and postgraduate studies at the University of Chicago.

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

Back to Contents

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

     Juan Carlos Mundaca Alvarez has been the Human Resources Manager of Endesa-Chile since June 2000. Prior to that time, from January 1998 to May 2000, he was Human Resources Manager of Chilectraan affiliate of Endesa-Chile. Mr. Mundaca has also served as Customer Service Manager and Branch Manager of Chilectra. Mr. Mundaca holds a degree in commercial engineering from the University of Santiago, Chile.

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

     Claudio Iglesis Guillard has been the Generation Manager of Endesa-Chile in Chile since July 1999. He joined Endesa-Chile in 1982. He has been Chief Executive Officer of Emgesa, Betania both subsidiaries of Endesa-Chile, and CBA, part of the Endesa-Chile subsidiary Costanera in Argentina.Mr. Iglesis was director of CAMMESA and Chairman of the AGEERA in Argentina. He holds a degree in electric civil engineering from University of Chile.

B.      Compensation.

     At the regular shareholders’ meeting held on March 26, 2004, our shareholders maintained the compensation policy for the board of directors approved last year. Each director will receive a fixed salary of 55 U.F. per month and a fee of 36 U.F. for attending meetings of the board. The vice-chairman will receive a fixed salary of 82.5 U.F. per month and a fee of 54 U.F. for attending meetings of the board. The chairman will receive a fixed salary of 110 U.F. per month and a fee of 72 U.F. for attending meetings of the board. In 2004, the total compensation paid to each director in millions of Chilean pesos, was as follows:

Back to Contents

	Year ended December 31, 2004 (In thousands of Ch$ )

Director	Board CompensationFrom Endesa-Chile	Board Compensation From Subsidiaries	Director Committee	Participation	Total

Luis Rivera Novo	37,806		6,855	—	44,661
Antonio Pareja Molina	27,421			—	27,421
Jaime Bauzá Bauzá	19,525		7,478	—	27,003
Andrés Regué Godall	17,656	6,689		—	24,345
Antonio Tuset Jorratt	19,525		7,478	—	27,003
Leonidas Vial Echeverría	18,279			—	18,279
Ignacio Blanco Fernández	19,525	3,942		—	23,467
Carlos Torres Vila	18,280			—	18,280
Enrique García Alvarez	19,525			—	19,525

     We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation. For the year ended December 31, 2004, the aggregate compensation (including performance-based bonuses) of the executive officers of Endesa-Chile paid or accrued, was Ch$ 2,001,522,396. Executive Officers are eligible for variable compensation under a bonus plan. Endesa-Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to hierarchical level. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in April 2004 was Ch$ 279,733,230, and is included in the aggregate compensation.

     The amounts set aside or accrued by the Company in 2004 to provide pension, retirement or similar benefits totaled Ch$ 160,412,678. No severance indemnities were paid in 2004 to the company’s executive officers.

C.      Board practices

Corporate Governance

     Endesa-Chile is managed by its executive officers under the direction of its board of directors which, in accordance with the estatutos, or articles of incorporation and bylaws, of Endesa-Chile, consists of nine directors who are elected at the annual regular shareholders meeting. Each director serves for a three year term and the term of each of the nine directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three year term, the board of directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the board of directors at the next general shareholders' meeting. The current board of directors was elected in March 2004 and their terms expire in March 2007. The members of the board of directors do not have service contracts with Endesa-Chile or any of its affiliates that provide benefits upon termination of employment.

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

Back to Contents

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

     Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions enumerated in NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 beginning July 31, 2005 but are not at any time required to comply with Rule 303A.07. We do not currently comply with these rules, but we expect that, when we become subject to Rule 303A.06, we will comply with both the independence and the function requirements of the rule.

Corporate Governance Guidelines

     The NYSE’s corporate governance rules require U.S. listed companies to adopt and disclose corporate governance guidelines. Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above.

Committees and Other Advisory Bodies

The Comité de Directores

     The Comité de Directores is composed of three members who are simultaneously directors of the Company. It performs the following functions:

•	examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•	formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•	examination of information related to operations by the Company with related parties and/or related to operations in which the Company board members or relevant executive officers may have personal interest;

•	examination of the remuneration framework and compensation plans for managers and executive officers; and

Back to Contents

•	any other function mandated to the committee by the estatutos, the board of directors or the shareholders of the company.

     The members of this Committee are Luis Rivera Novo, Jaime Bauzá Bauzá, and Antonio Tuset Jorrat.

D.      Employees

     As of December 31, 2004, the personnel of Endesa-Chile and its subsidiaries was as follows:

Company	2002	2003	2004

In Argentina
Central Costanera S.A.	234	233	262
Hidroeléctrica El Chocón S.A.	50	50	49

Total Personnel in Argentina	284	283	311

In Brazil
Centrais Elétricas Cachoeira Dourada S.A.	52	53	53

Total Personnel in Brazil	52	53	53

In Chile (1)
Endesa-Chile	465	466	473
Pehuenche	3	3	3
Pangue	2	0	0
San Isidro	2	2	2
Celta	1	1	1
Ingendesa	168	211	221
Infraestructura Dos Mil S.A.	19
Túnel El Melón	23	25	25
Sociedad Concesionaria Autopista del Sol S.A.	88
Sociedad Concesionaria Autopista Los Libertadores	47

Total Personnel in Chile	818	708	725

In Colombia
Emgesa	315	285	285
Betania	34	34	34

Total Personnel in Colombia	349	319	319

In Perú
Edegel	154	152	154

Total Personnel in Perú	154	152	154

Total Personnel of Endesa-Chile and Subsidiaries	1,657	1,515	1,562

(1)	On June 23, 2003, Endesa closed the sale of Infraestructura Dos Mil with the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. Through Infraestructura Dos Mil, Endesa had a 60.04 % shareholding in Sociedad Concesionaria Autopista del Sol S.A. and a 58.36 % shareholding in Sociedad Concesionaria Autopista Los Libertadores S.A.

Back to Contents

     As of December 31, 2004, the personnel of Endesa-Chile and its subsidiaries considered temporary employees was as follows:

Company	2002	2003	2004

In Argentina
Central Costanera S.A.	0	0	0
Hidroeléctrica El Chocón S.A.	0	0	0

Total Temporary Personnel in Argentina	0	0	0

In Brasil
Centrais Elétricas Cachoeira Dourada S.A.	0	0	0

Total Temporary Personnel in Brazil	0	0	0

In Chile (1)
Endesa-Chile	5	2	9
Pehuenche	0	0	0
Pangue	0	0	0
San Isidro	0	0	0
Celta	0	0	0
Ingendesa	280	294	133
Infraestructura Dos Mil S.A.	1
Túnel El Melón	0	0	0
Sociedad Concesionaria Autopista del Sol S.A.	1
Sociedad Concesionaria Autopista Los Libertadores	0

Total Temporary Personnel in Chile	287	296	142

In Colombia
Emgesa	10	1	0
Betania	1	0	0

Total Temporary Personnel in Colombia	11	1	0

In Perú
Edegel	0	1	3

Total Temporary Personnel in Perú	0	1	3

Total Temporary Personnel in Endesa-Chile and subsidiaries	298	298	145

(1)	Ingendesa has temporary personnel hired for projects, given the nature of its business.

     All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable. In addition, under Endesa-Chile’s collective bargaining agreements, Endesa-Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death, in specified amounts that increase according to seniority. Management believes Endesa-Chile’s relationship with its trade unions is a positive one. We entered into a new collective bargaining agreement with our engineering personnel in January 2004. This agreement has a term of three years. In June 2004, the Company reached a four-year collective bargaining agreement with the electro-mechanical, technical and administrative personnel.

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

Back to Contents

E.      Share ownership.

     Each of Endesa-Chile’s directors and officers owns less than one percent, if any, of the shares of the Company. None of Endesa-Chile’s directors or officers has any stock options, which are not permitted under current Chilean securities laws and regulations. It is not possible to confirm whether any of our officers or directors has beneficial, rather than direct, interest in the shares of Endesa-Chile. However, to the best of our knowledge, any potential shareholding by all of the directors and officers of Endesa-Chile in the aggregate amounts to much less than 10% of outstanding shares.

Item 7.     Major Shareholders and Related Party Transactions

A.      Major shareholders.

     Endesa-Chile has only one class of capital stock. As of December 31, 2004, according to Endesa-Chile’s shareholder records, 25,169 registered shareholders held its 8,201,754,580 shares.

     The following table sets out information concerning beneficial ownership of Endesa-Chile’s shares as of December 31, 2004:

	As of December 31, 2004

	Shares Beneficially Owned	Percentage of Total Shares Outstanding

Enersis(1)	4,919,488,794	59.98%
Citibank, N.A.(2)	389,605,620	4.75%
Directors and executive officers (17 persons)(3)	500,403	0.01%

(1)	Endesa-Spain, as of December 31, 2004, directly or indirectly, owned 60.6% of the share capital of Enersis, which holds 60.0% of Endesa-Chile.

(2)	Represents the number of shares held in the form of ADSs. The ADSs are evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 (the “Deposit Agreement”) among Endesa-Chile, Citibank N.A. as depositary and the holders from time to time of ADRs issued thereunder.

(3)	Excludes shares held by Enersis.

     Enersis, a holding company engaged in the distribution and, through Endesa-Chile, the generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Perú, beneficially owned as of December 31, 2004, directly or indirectly, 60.0% of Endesa-Chile’s outstanding capital stock. During 2003 Enersis performed a Capital Increase, which resulted in Endesa-Spain reducing its participation directly and indirectly from 65% to 60.6% beneficial interest. On April 13, 1999, Enersis, which already owned 25.3% of Endesa-Chile, launched a tender offer to purchase up to 34.7% of Endesa-Chile’s outstanding shares, subject to shareholder approval of a resolution to increase the maximum percentage of shares that may be beneficially owned by any one shareholder from 26% to 65%. On April 8, 1999, Endesa-Chile’s shareholders passed the resolution and on May 11, 1999, Enersis successfully completed its tender offer for an additional 30% of Endesa-Chile’s outstanding shares on the Santiago Stock Exchange. On May 14, 1999, Enersis acquired an additional 4.7% of Endesa-Chile’s shares in a concurrent US tender offer, increasing its ownership interest in Endesa-Chile to 60%.

B.      Related party transactions.

     Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. The Directors’ Committee examines several company operations and contracts with related companies, referred to in Clause 89 of the Companies Law, and reports on these agreements to the Company’s Board. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors haspreviously been informed and has approved the terms of such transaction and that such terms are similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions to the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

Back to Contents

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

     It is common practice in Chile to transfer surplus funds of one company to another subsidiary company that has a cash deficit. It is the Endesa group’s policy that all cash inflows and outflows of Endesa-Chile and Endesa-Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis. These operations are carried out through short-term inter-company loans. Under Chilean law and regulation, such transactions must be carried out on an arms’ length basis. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Board of Directors’ Committee. These transactions are priced at TIP (variable Chilean interest rate) + 0.05% per month.

     In other countries in the region in which we do business, these intercompany transactions are permitted but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries in a centralized manner.

     Endesa-Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2004, the outstanding net balance for such loans was U.S.$ 444 million, the largest amount outstanding during 2004. Additionally, Endesa-Chile lent money to its foreign subsidiaries in order to finance foreign investments, in an amount of U.S.$ 343 million as of December 31, 2004. The largest amount outstanding during 2004 for such loans to its foreign subsidiaries was U.S.$ 481 million.

     The interest rates on these intercompany loans to Endesa-Chile’s subsidiaries range from 2.2% to 6.5% in Chile, with a weighted average interest rate of approximately 3.6%. The interest rates on these intercompany loans to Endesa-Chile’s foreign subsidiaries range from 6.6% to 9.0%, with a weighted average interest rate of approximately 7.7%.

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

Back to Contents

     The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period. Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-69 constituted “force majeure” and provided an exemption from paying the cost of failure for electricity. Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the “force majeure” exemption should be applied and disputed the applicability of failure cost during the first rationing period. The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the electricity pool market between generation companies in those node locations and during the hours when the energy supplied was not sufficient to satisfy the demand had to be calculated based on failure costs. However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC dispatch center.

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

     The amended Electricity Law also provided for the payment of fines by electricity generators of up to a maximum amount of approximately U.S.$ 6.5 million per breach resulting from inadequate supply to the electricity system. In respect of the third rationing decree period Endesa-Chile paid U.S.$ 2.3 million by way of compensation to customers in 1999. The amount paid was based on the days and hours in which rationing actually occurred. Endesa-Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who in turn provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts. Notwithstanding Endesa-Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient. Endesa-Chile has contested this assertion. Such conflict was resolved by the execution of Supreme Decree N° 158, which established that Endesa-Chile should only pay for the days rationing effectively took place. The Chilean courts are currently reviewing this case. Even if an unfavorable decision is reached, we anticipate that it will not have material adverse consequences on Endesa-Chile.

     Endesa-Chile and its subsidiaries and related companies are parties to legal proceedings arising in the normal course of business that are not material to Endesa-Chile’s consolidated results of operations, either individually or in the aggregate.

Ralco Insurance Agreement

     In January 2002, AGF/Allianz Chile Compañïa de Seguros Generales S.A. (“AGF/Allianz”) filed an arbitral claim against Endesa-Chile, requesting the rescission of an insurance policy, which covers all construction and assembly risks in connection with the construction of the Ralco hydroelectric facility. AGF/Allianz’ claim is based on the existence of known risks, the aggravation of known risks and Endesa-Chile’s failure to provide information on the nature and extent of the known risks. The arbitration court ruled in favor of Endesa-Chile. In turn, Endesa-Chile filed an arbitral claim against AGF/Allianz in January 2003 in connection with damages to the Ralco hydroelectric facility resulting from floods in May 2001. The claim requests that AGF/Allianz compensate Endesa-Chile approximately U.S.$ 11.4 million for the damages resulting from the floods. This U.S.$ 11.4 million amount is based on the opinion rendered by Endesa-Chile’s loss adjuster. This arbitration proceeding ended by ruling on September 30, 2004 that AGF/Allianz must pay the sum of U.S.$ 6,230,499 plus interest. AFG/Allianz paid the full amount on December 23, 2004.

Transelec

     On March 10, 2003, in arbitration proceedings, HQI Transelec Chile S.A., the main owner of the SIC, presented a claim against Endesa-Chile in which it requested Endesa-Chile to pay Ch$ 3.62 billion (approximately U.S.$ 5.13 million) by reason of additional tolls and the use of its transmission system in order to supply power to four customers located in the Northern zone of the country.

Back to Contents

     Endesa-Chile maintains that it is not required to make this payment to HQI Transelec Chile S.A. for the aforementioned amount since, pursuant to the agreements for the basic toll and the additional tolls with that company in compliance with the legislation in force, such basic and additional tolls for sections located in the zone of influence of its Northern plants (Tal Tal, Diego de Almagro and Huasco) would be contrary to law if the power flow were countercurrent. This is the case of such customers with which, additionally, Endesa-Chile enters into agreements for uninterrupted supply and, precisely for that supply, Endesa-Chile does not use the sections of the transmission system which are subject to payment under Transelec. The discussion period of the trial is over and the Court of Arbitration is currently in the analysis stage.

     On July 30, 2003 the Court of Arbitration ruled in favor of Endesa-Chile, rejecting the lawsuit in all its parts. HQI filed all their claims against the ruling of the Court of Arbitration and on May 10, 2004 the Court of Appeal of Santiago confirmed the ruling of the Court of Arbitration. Following this ruling, HQI presented an annulment suit before the Supreme Court, which has not yet been resolved.

Resolution 88

     On July 5, 2002, the Company submitted a petition to nullify Resolution 88 of the Ministry of Economics, which provided for a deviation in the Load Dispatch Center of the SIC. Resolution 88 provides that a SIC power distributor that has exhausted its power supply should be supplemented by all SIC generators, according to their apportioned participation in the SIC, at the regulated price (node price). The basis for the Company’s petition was that Endesa-Chile considered this resolution unconstitutional since it breaches the right to property and violates the Company’s freedom to contract energy. On April 2004 a ruling was made which was unfavorable for Endesa-Chile. The Company has contested such ruling before the Court of Appeal.

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

     The three lawsuits filed by Punta de Lobos against Endesa-Chile and Celta were initiated after the decision of Celta to abandon the request for bids for the purchase of Puerto Patache, which occurred in November 2001. Punta de Lobos and Terminal Marítimo Minera Patache, who are rivals in the world market of salt, both placed bids for Puerto Patache. After such declaration, Celta and Endesa-Chile initiated private negotiations with Terminal Marítimo Minera Patache that ended in the execution of a promise of sale agreement subject to certain conditions for the sale of Puerto Patache and the transfer of the maritime concession. The contingency of the lawsuits is approximately U.S.$ 15 million. Currently, due to the existence of precautionary measures and that certain contractual conditions have not been met, the transfer of Puerto Patache has not been able to be executed.

Back to Contents

Claim by Minera los Pelambres against Endesa-Chile

     In October 2003, Minera Los Pelambres (“Los Pelambres”) filed a claim against us for alleged misrepresentations made by us in a purchase and sale agreement entered into between Endesa-Chile and Los Pelambres on June 12, 2002, regarding the power line between San Isidro and Los Piuquenes, which started its operations in 1999. This purchase and sale agreement was entered into pursuant to an option included in a pre-existing contract, between Los Pelambres and Endesa-Chile, for the supply of electricity and power. Under the terms of the original contract, which was entered into on October 28, 1996, Endesa-Chile would build various structures to supply electricity to Los Pelambres, including a power line between San Isidro and Los Piuquenes. Los Pelambres had the option to buy these structures, and exercised that option in the year 2000, one year after the line commenced its activities. Subsequently, in the year 2002 the purchase was formalized, for a purchase price of U.S.$ 32 million. Los Pelambres claims that we made certain misrepresentations in the purchase and sale agreement as to the function, design and construction of the power line.

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

     Los Pelambres claims it has suffered damages in the amount of approximately U.S.$ 22.8 million for costs it may incur to repair the line. It also claims that Endesa-Chile should compensate them approximately U.S.$ 6.5 million, which is the amount they believe they overpaid for the power line due to our alleged misrepresentation as to its condition and construction. This conflict was settled by an agreement executed by and between Minera Los Pelambres, Endesa-Chile and San Isidro dated 18 June 2004.

Divergence of Firm Capacity

     In December 2004 Endesa-Chile and its subsidiaries Pehuenche and Pangue filed a public law annulment suit against Ministry Resolution No. 35 of the Ministry of Economy. The Ministry of Economy resolved a disagreement among the companies of the CDEC-SIC in relation to the sums of the firm capacity in 2000-2003 and instructed the CDEC-SIC to redefine the hours of greatest probability of charge in the system. This instruction created a series of conflicts in the CDEC-SIC which were resolved by the creation of the “Panel de Expertos” (Experts Panel) in September and December 2004, which resulted in payments on behalf of Pehuenche to other generation companies in the sum of approximately Ch$23 billion. In a consolidated level the effect of firm capacity recalculations of 2000-2003 implied a cost to the Company of approximately Ch$14.5 billion. See note 31 to our consolidated financial statements for additional information.

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

Back to Contents

Brazil

Drawback

     In 1998, CIEN received a fiscal incentive (“Drawback”) for the import of goods and equipment for the construction of electrical transmission lines between Brazil and Argentina, with the suspension of federal taxes on imports and industrialized products. This fiscal incentive covered goods and equipment imported by March 31, 2001. Prior to that date, CIEN requested an extension in order to include the import of goods and equipment still pending for inclusion in the project. The extension of the term for the fiscal incentive was denied and CIEN appealed against that decision administratively, and through the courts obtained a preliminary and provisional decision to ensure the extension of the Drawback to import goods and equipment still required to complete the project.

     In addition to requesting the denial of the extension of the Drawback, the Department of Operations of Exterior Commerce (DECEX) also presented an administrative demand, which is currently pending, requesting the annulment of the Drawback. The Ministry of Development has decided to join these two demands since they refer to the same topic. In addition to the administrative demands, there was a judicial demand, which was resolved in November 2003.

     Although we have not yet received a final administrative decision with regard to the Drawback dispute, CIEN was unexpectedly notified on December 16, 2004 by the Brazilian’s Federal Receipt of a tax obligation in an amount of U.S.$ 624,497.96, corresponding to the Import Duty (II) and Tax on Manufactured Products (IPI) relating to certain goods imported in Drawback regime. This amount comprises the relevant tax principal amount (U.S.$ 237,870.59), interest accrued (U.S.$ 208,706.06) and penalties (U.S.$ 178,402.94).

     In January 14, 2005 CIEN appealed against this notification, requesting that it be annulled since DECEX has not reached a final decision regarding the Drawback and for that reason the imports made by CIEN under the Drawback regime should have the import taxes suspended until a resolution is obtained.

     A final decision against the interests of CIEN could represent a contingency for CIEN of approximately U.S.$ 100 million.

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

     In April 1999, CIEN obtained from the tax authorities of the State of Rio de Janeiro the drawback related to the ICMS. However, this drawback was cancelled in 2003 by a decree issued by the Legislative Assembly of the State of Rio de Janeiro due to differences in legal interpretation regarding the right of CIEN to avail itself of this incentive. Considering the mentioned Decree in January 31, 2004 CIEN decided to integrate the REFERJ (State Tax Restructuring Authority), and the total due amount (U.S.$ 35,897,435.90) is being paid in 120 monthly installments which began in January 2004.

Class Action Suit Against COPEL and CIEN

     In 2001, a class action by the citizens of Paraná was brought against CIEN, COPEL, the State of Paraná and its Governor, and the ANEEL (the Brazilian electricity regulatory agency). The class action suit alleges, among other things, that the power supply agreement with COPEL and CIEN was not properly authorized. The group is seeking the nullity of the 1999 power supply contract with COPEL and CIEN (currently 400MW) and the suspension of the privatization of COPEL. If the group of citizens is successful the energy contracts between CIEN and COPEL, which represent U.S.$ 107 million in annual revenues for CIEN, could be nullified. However, an early termination of this contract would allow us to re-contract this energy.

Back to Contents

     In October 2004 CIEN presented its defense and in November 23, 2004 CIEN was informed that the term for the presentation of the defense of COPEL and Paraná State had expired.

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

     CIEN presented its defense in July 2003. On September 28, 2004 the federal tax authorities issued a resolution partially accepting CIEN´s arguments, and therefore CIEN appealed on the part that the tax authority did not accept. This appeal was presented in October 27, 2004. According to the defense lawyers and lawyers who gave legal opinions on the matter in 1998 and 1999, there is a good probability of a decision favorable to CIEN. A final decision adverse to CIEN would imply a contingency of approximately U.S.$ 7 million.

Legal Proceeding by CELG

     The legal proceeding by CELG disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2003 was settled on August 11, 2004. For details on the settlement, see Item.4.B. “Operations in Brazil”.

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

     On December 4, 2000, Emgesafiled a lawsuit in the Supreme Court of Antioquia, to prevent the CREG from carrying out the calculation of the capacity charge, which was scheduled for December 22, 2000. Subsequently, Emgesa andBetania asked to revoke CREG Resolution 077 of 2000 based on violations of due process and the right of equality. Both requests were rejected by the CREG in Resolutions 107 and 109 dated December 18, 2000. Finally, on March 10, 2000, Emgesa and Betania presented an action for annulment against CREG Resolutions 077 and 111 of 2000. As of the date of this annual report, the Supreme Court of Antioquia has not resolved this action.

     On December 22, 2000, CREG calculated the capacity charge under the new model for Emgesaand Betania. The EmgesaandBetania filed a lawsuit on April 30, 2001 before the Supreme Court of Antioquia seeking to reverse the new calculation. The ruling of the court is still pending.

Back to Contents

     In March 2002, CREG calculated the capacity charge under the new model for Emgesa and Betania. The Emgesa and Betania filed a lawsuit on January 13, 2003 before the Supreme Court of Antioquia seeking to reverse the new calculation. The ruling of the court is still pending.

     Every year the administrator of the electricity system (“ASIC”) estimates the capacity charge for the following year. Emgesa and Betania petitioned ASIC to revoke the estimates carried out for the years 2001, 2002, 2003 and 2004. ASIC rejected all the requests for revocation. Subsequently, both companies demanded the capacity charge liquidation in a monthly manner. The Supreme Court of Antioquia has not yet decided such actions.

     Emgesa S.A. Muña Class Action

     On August 16, 2001, approximately 4,000 inhabitants of the Sibaté-Cundinamarca community filed a class action environmental claim before the Administrative Court of Cundinamarca. This claim was based on the alleged pumping of polluted waters from the Bogotá River to the Muña Reservoir for the generation of electricity. The defendants are a group of public and private entities, including Emgesa. The plaintiffs are seeking damages of approximately U.S.$ 1.1 billion. The plaintiffs allege that the pollution has been occurring for several decades. It is important to note that Emgesa did not begin generating energy in the Muña Reservoir until the end of 1997, when it was incorporated. In addition, there is a separate claim seeking the decontamination of the Muña Reservoir, which may present an additional liability of U.S.$ 3 to 5 million for Emgesa. Moreover, Empresa de Energía Eléctrica de Bogotá, the previous owner of the Muña Reservoir, was recently ordered by a judicial ruling to begin the decontamination process of the Muña Reservoir, which may offset the amount of damages Emgesa will be responsible for should the plaintiffs prevail in either of these proceedings.

     On August 30, 2004, Emgesa was notified that the first instance court had agreed with the proposals of certain parties, including Emgesa, in the “Pacto de Cumplimiento”, a document which sets forth the obligations of the parties in the event the trial ends due to agreement of the parties. The court set forth the sources and responsibilities for financial issues, in particular those in charge of public authorities. The resolution of the first instance court established that Emgesa is not charged with contamination.

     On November 5th, 2004, a Committee of Monitoring was appointed to verify the fulfillment of the conditions imposed by the court. The Committee will meet every month on the third working day (last meeting: January 28, 2005), with the purpose to present to the judge a report on the advance to the “Pacto de Cumplimiento”.

Perú

     SUNAT Income Tax Assessment

     As a result of a tax audit, the Peruvian Tax Administration Superintendent (“SUNAT”) initially assessed a U.S.$ 86 million income tax claim against Edegel relating to the 1996 spin-off in which Edegel was formed. This income tax claim corresponds primarily to, among other things, excessive tax depreciation for revalued fixed assets. SUNAT based its assessment on the Seventh Transitory and Final Provision of Law No. 27034, which repealed, as of the 1999 accounting period, the option to depreciate the revaluation of fixed assets. In January 2002, Edegel filed an objection to the assessment and concurrently commenced arbitration proceedings against the Peruvian State, pursuant to its stability agreement, in order to resolve the dispute initiated by the SUNAT assessment.

     Prior to the decision of the arbitrator, which ultimately favored Edegel by deciding that Law No. 27,034 was not applicable, SUNAT ruled against Edegel repealing its revaluation of its fixed assets. Edegel appealed this SUNAT ruling in a petition to the Tribunal Fiscal (Tax Court) on April 10, 2002. The Tribunal Fiscal, adhering to the arbitration proceedings initiated by Edegel, ruled that the SUNAT ruling was void. The Tribunal Fiscal ordered SUNAT to resolve the disputed issues by taking into account the legal framework determined by the arbitration and the criteria in Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, if applicable, in its tax assessment.

     On July 10th, 2003 by an Intendance Resolution N°0150150000032, SUNAT resolved the controversy and accepted some of Edegel’s claims. However, regarding Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, SUNAT determined that tax benefits granted by Law No. 26,283 and its regulation (Supreme Decree No.120-94-EF) were not applicable to Edegel because the 1996 spin-off was not valid. Additionally, SUNAT objected to the market value attributed to the fixed assets Edegel acquired from Talleres Moyopampa. The Peruvian tax Authority claimed a tax liability for the fiscal years 1996, 1997, 1998 and 1999 in the amount of Peruvian soles 555 million (approximately U.S.$ 159 million) in connection with, among other things, the 1996 spin-off that created Edegel.

Back to Contents

     On August 1, 2003, Edegel appealed SUNAT´s ruling (Intendance Resolution N°0150150000032) to the Tribunal Fiscal. Furthermore, in September and November 2003 Edegel presented complementary written reports to the Tribunal Fiscal in order to reinforce its legal and economic position.

     On November 14, 2003 Edegel accepted some of SUNAT´s claims and paid approximately U.S.$ 15 million. However, the most significant claims remained in controversy (these included excessive tax depreciation for revalued fixed assets, Rule VIII in the Preliminary Title of the Ordered Unique Text of the Tax Code and market value of acquired fixed assets).

     A hearing took place on December 10th, 2003, where Edegel made an oral presentation of its arguments, and on September 10, 2004, by Resolution RTF N° 06686-4-2004, the Tribunal Fiscal (Tax Court) resolved the controversy and determined that Rule VIII in the Preliminary Title of the Ordered Unique Text of the Tax Code was not applicable to Edegel ´s spin off and that SUNAT´s claim on this matter was void. Accordingly, it ordered SUNAT to make a new examination of the market value of acquired fixed assets in 1996.

     Edegel believes that the valuation of the assets acquired in 1996 from Talleres Moyopampa was technically correct and performed under the applicable regulations. However, given that SUNAT´s new examination has not started yet, SUNAT´s position regarding this issue is unknown.

     If Edegel does not agree with SUNAT´s revised evaluation of the market value of the fixed assets acquired from Talleres Moyopampa, Edegel can appeal to Tribunal Fiscal (Tax Court). In such a scenario, the appeal process can last up to nine months.

SUNAT Sales Tax Assessment

     On December 27, 2004 SUNAT assessed a new tax claim on Edegel for an aggregate amount of U.S.$ 8.2 million, including tax, fines and interest (U.S.$ 7.9 million for sales tax and U.S.$ 0.3 million for income tax). The main reason for this tax assessment is the fact that SUNAT does not acknowledge a transaction between Edegel and Generandes Perú S.A. (owner of 63.55% of Edegel´s outstanding stocks) that took place in 2000.

     This transaction consists of a technical assistance contract entered into between Edegel and Generandes Perú S.A. under which the latter performed an assistance service to the former for the administration and development of Yanango and Chimay Projects. To carry out its obligations under this agreement, Generandes Perú S.A. contracted its shareholders Entergy Power Perú S.A. (currently Southern Cone Power Perú S.A.) and Compañía Eléctrica Cono Sur S.A. (“Subcontractors”). Subcontractors performed several obligations on behalf of Generandes Perú S.A., which compensated them for their services.

     SUNAT’s position is that: (i) Generandes Perú S.A. and the subcontractors are “holding companies” and cannot afford to perform the contracted services; (ii) Edegel did not exhibit documents showing that Endesa-Chile and Entergy Co., shareholders of Subcontractors, were hired by them and therefore, SUNAT does not accept the documents showed by Edegel and issued by Endesa-Chile and Entergy Co.; and (iii) administration and development of the Yanango and Chimay Projects were performed by Edegel and not by third parties.

     SUNAT contends that (i) Edegel received assistance services from its executives and directors and from Endesa-Chile and Entergy Co. for free, and (ii) Edegel paid Generandes Perú S.A. for a service the latter did not perform. Even though SUNAT admits the projects took place, it concludes that there is no connection between payment made to Generandes Perú S.A. and Edegel´s taxable income.

     Edegel [has filed] an objection to SUNAT´s tax assessment and plans to refute SUNAT´s arguments and present new evidence to the case. Edegel´s legal advisors believe the Tribunal Fiscal (Tax Court) should dismiss SUNAT´s arguments and make a new examination.

Back to Contents

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

     At its February 28, 2005 ordinary meeting, the Company’s board of directors agreed to modify the dividend policy which had been presented at the Company’s last ordinary shareholders’ meeting on March 26, 2004. At the April 8, 2005 annual ordinary shareholders’ meeting, the board proposed, and the shareholders approved, a change in the dividend policy to provide for the payment of a dividend equivalent to 50% of the annual net income of the fiscal year ended December 31, 2004. This modification implies a 20% increase in the proportion of earnings distributed, from 30% to 50%. A dividend in the amount of Ch$ 4.13 per share was paid on April 18, 2005. The dividend was paid to those who have purchased Chilean stocks on or prior to April 12, 2005 and to those who have purchased ADR’s on or prior to April 12, 2005.

     Considerations that are relevant to a determination by the board of directors to propose a dividend include current and projected operating results, any applicable restrictions in Endesa-Chile’s credit agreements and any other relevant factors. Shareholder approval of a proposed dividend is typically made subject to the board’s ability to change the amount and timing of the dividend if circumstances relating to any of the foregoing considerations change subsequent to such shareholder approval. In addition, because certain of the operations of Endesa-Chile are conducted through subsidiaries, Endesa-Chile’s ability to pay dividends depends, in part, on its receipt of dividends from such subsidiaries. Currently, there are no restrictions on the ability of Endesa-Chile or any of its subsidiaries to pay dividends, other than customary legal restrictions limiting the amount of dividends to net income and retained earnings and except for the following: Endesa-Chile is prohibited under its November 5, 2004 credit agreement from paying dividends if a default or event of default exists or would exist after giving effect to such payment; its subsidiary Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios; Edegel may not pay dividends in the case of default of certain loans; Costanera is prohibited from (i) paying dividends and inter-company interest, (ii) undertaking capital reductions, and (iii) repaying debt while certain debt is outstanding; and Betania is prohibited from (i) paying dividends in the case of default of certain loans, (ii) repaying inter-company debt unless it raises additional funds from the sale of assets or the capital reduction of its subsidiary Emgesa, and (iii) paying inter-company interest if any scheduled payment of the syndicated loan is due and not paid.

     The Company pays dividends to shareholders of record as of five business days before the payment date. Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

     The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company and the amount of dividends distributed per 30 Shares (one ADS represents 30 Shares) in U.S. dollars. See “Item 10.D. Additional Information–Exchange Controls.”

Back to Contents

	Dividends Distributed (1)

Year	Ch$ per Share (2)	Ch$ per Share (3)	U.S.$ per 30 Shares (ADS) (4)

1997	11.74800	14.60356	0.786
1998	2.06200	2.41377	0.129
1999	—	—	0
2000	0.96000	1.04823	0.056
2001	0.94000	1.01821	0.055
2002	0	0	0
2003	2.30000	2.36000	0.127
2004 (5)	4.13000	4.13000	0.220

(1)	This chart details dividends payable in any given year, not necessarily paid that same year, and do not reflect reduction for any applicable Chilean withholding taxes
(2)	Amounts shown are in historical Chilean pesos.
(3)	Amounts shown are expressed in constant Chilean pesos as of December 31, 2004.
(4)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 557.4 = U.S.$ 1.00, the Observed Exchange Rate prevailing on December 31, 2004, to the constant Chilean peso amount.
(5)	Paid on April 18, 2005, as approved by stockholders meeting on April 8, 2005.

B.      Significant Changes.

     None.

Item 9.      The Offer and Listing

A.      Offer and listing details.

Market Price and Volume Information

     Endesa-Chile has a total of 8,201,754,580 shares that are traded in Chile, the United States and Spain. Transactions in Chile take place on three exchanges: the Santiago Stock Exchange,the Electronic Stock Exchange and the Valparaíso Stock Exchange. Endesa-Chile conducted a preemptive rights offering and United States offering of ADSs in 1994 (the “1994 Offerings”). Since the conclusion of the offerings in 1994, the ADSs (each ADS representing 30 shares) have been traded in the United States on the New York Stock Exchange under the symbol EOC. The ADSs are evidenced by American Depositary Receipts, ADRs. The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa-Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.

     Endesa-Chile’s outstanding notes are not listed on any exchange. The notes are traded primarily in the over-the-counter market in the United States.

     During 2004, volume traded on the Santiago stock exchange ascended to 859,476,150 shares, equivalent to Ch$ 245.16 billion .The table below shows, for the periods indicated, annual, quarterly, high and low closing prices in Chilean pesos for the Shares on the Santiago Stock Exchange and the annual, quarterly high and low closing prices of the ADSs in U.S. dollars as reported by the New York Stock Exchange. As of December 31, 2004, ADRs evidencing 12,986,854 shares were outstanding (equivalent to 389,605,620 shares or 4.75% of the total number of issued shares). It is not practicable for the Company to determine the proportion of ADRs beneficially owned by US persons. The stock closed at U.S.$ 18.84 on the last day of trading in the New York Stock Exchange in 2004.

Back to Contents

	Santiago Stock Exchange (1)(2)		NYSE (1)

	Ch$ per Share		U.S.$ per ADS
Most Recent Six Months	High	Low	High	Low

May 2005	452.00	428.00	23.79	22.35
April 2005	480.00	384.89	25.03	19.50
March 2005	393.00	352.00	20.29	17.82
February 2005	366.00	331.00	19.27	16.93
January 2005	340.01	313.50	18.23	16.16
December 2004	347.50	325.99	18.66	16.50

2004 Annual	347.50	225.00	18.66	11.50
1st Quarter	268.01	225.00	13.80	11.52
2nd Quarter	279.00	248.00	13.71	11.50
3rd Quarter	328.00	259.00	16.33	12.20
4th Quarter	347.50	311.00	18.66	15.27

2003 Annual	253.00	172.00	12.02	7.02
1st Quarter	189.01	172.00	8.10	7.02
2nd Quarter	224.50	172.00	9.54	7.10
3rd Quarter	238.00	208.50	10.80	8.90
4th Quarter	253.00	222.00	12.02	10.63

2002 Annual	236.00	152.50	10.73	6.05

2001 Annual	254.00	190.99	12.22	7.96

2000 Annual	254.70	180.00	14.37	9.75

(1)	Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.
(2)	Chilean pesos per Share reflected nominal price at trade date.

Item 9.C.      Markets.

     In Chile, the Company’s stock is traded on three exchanges. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares held by 46 stockholders as of the date of this filing. As of December 31, 2003, 239 companies had shares listed on the Santiago Stock Exchange. For the year ended 2004, the Santiago Stock Exchange accounted for 75% of Endesa-Chile’s total equity traded in Chile. In addition, approximately 22% of Endesa-Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 3% was traded on the Valparaíso Exchange.

     Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S.$ are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments, U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 11:30 a.m. and from 4:00 p.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to 5:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions, 11:30 a.m., 1:00 p.m. and 3:30 p.m.

     There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA and the IPSA. The IGPA is calculated using the prices of over 160 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2004, Endesa-Chile was included in the IPSA.

     In Spain, shares of Endesa-Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 30 common shares (the same unit conversion of 30:1 as an ADS) and the trading ticker symbol is “XEOC.” Trading of our shares in the Latibex during 2004 amounted to 1,207,275 units, which in turn was the equivalent of €25.67million. The stock closed at €13.30 on the last day of trading in Latibex in 2004.

Back to Contents

D.      Selling shareholders.

     Not applicable.

E.      Dilution.

     Not applicable.

F.      Expense of the issue.

     Not applicable.

Item 10.      Additional Information

A.      Share capital.

     Included below in Section B of this item.

B.      Memorandum and Articles of Association.

Description of Share Capital

     Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law.

General

     Shareholders’ rights in Chilean companies are governed by a company’s by-laws, which effectively serve the same purpose as the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Ley de Sociedades Anónimas N° 18.046 or the Chilean Companies Act. In addition, DL-3500, which permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.

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

Back to Contents

Reporting Requirements Regarding Acquisition or Sale of Shares.

     Under Article 12 of the Securities Market Law and Section II Circular 585 of the SVS, certain information regarding transactions in shares of publicly held limited liability companies must be reported to the SVS and the Chilean stock exchanges. Since the ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1,375 of the SVS. The following transactions must be reported:

•	any direct or indirect acquisition or sale of shares made by a holder that owns directly or indirectly, 10% or more of a publicly held limited liability company’s subscribed capital;

•	any direct or indirect acquisition or sale of shares made by a holder that, due to an acquisition of shares of such publicly held company, results in the holder acquiring or disposing directly or indirectly of 10% or more of a publicly held company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held company.

     In addition, persons who enter into the above-mentioned transactions must inform to the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of obtaining control of the Company.

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

     Law 19,705 introduces a new Title to the Securities Market Law, establishing a comprehensive regulation on tender offers. The law defines a tender offer as the offer to purchase shares of corporations which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares in conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time. The new provisions apply to both voluntary and mandatory tender offers.

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

Back to Contents

Certain Powers of the Board of Directors

     Our by-laws do not contain provisions relating to:

•	the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares, if any, required for director’s qualification.

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

     As of the date of this annual report, the capital subscribed for and fully paid is Ch$ 1,076,448,692 (this sum corresponds to the subscribed and paid capital on December 31, 2004) through 8,201,754,580 shares.

Back to Contents

Preemptive Rights and Increases of Share Capital

     The Chilean Companies Act requires Chilean companies to grant shareholders the preemptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

     Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during the 30-day period following the granting of such rights. During such 30-day period, and for an additional 30-day period, publicly held limited liability companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of such additional 30-day period, a Chilean publicly held limited liability company is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

     A modification of Articles 1bis, 5bis, 16bis, 20 bis, 27bis, 28 bis, 32bis, 34bis, 35bis and 36bis of the by-laws requires the affirmative vote of 75% of the shares eligible to vote.

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

     Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting. Additionally, if a shareholders’ meeting is called for the purpose of considering:

•	a transformation of the company into a form other than a sociedad anónima abierta (a publicly held limited liability company) under the Chilean Companies Act, a merger or division of the company;

•	an amendment to the term of duration or early dissolution;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	approval of capital contributions in kind and assessment of assets that do not consist of money;

•	modification of the authority reserved to shareholders or limitations on the board of directors;

•	reduction in the number of members of the board of directors;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	the form of distributing corporate benefits;

Back to Contents

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the purchase of the corporation’s own shares; or

•	Certain remedies for the nullification of the corporate by-laws.

     Regardless of the quorum present, the vote required for any of the above action is a two-thirds majority of the issued voting shares.

     By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.

     Chilean law does not require a publicly held Chilean company to provide its shareholders the same level and type of information required by US securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of a regular annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements. Limitations on the distribution of annual reports are established for the SVS in Circular No. 1108.

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

     Each share of common stock entitles the registered holder thereof to one vote in person or by proxy at any meeting of shareholders of the company. There are no limitations on the right of nonresidents or foreigners to hold or vote shares of common stock imposed by Chilean law or the company’s by-laws. However, the registered holder of the shares of common stock represented by ADSs and evidenced by outstanding ADRs is the custodian of the Depositary, currently Citibank N.A. (Chile), or any successor thereto. Accordingly, holders of ADRs are not entitled directly to receive notice of meetings of shareholders or directly to vote the underlying shares of common stock represented by ADSs and evidenced by the ADRs. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADRs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs and evidenced by such ADRs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor insofar as practicable and permitted under Chilean law and the provisions of the by-laws to vote or cause to be voted (or grant discretionary proxy to the Chairman of the Board of directors of the company or to a person designated by the Chairman of the Board of directors of the company to vote) the shares of common stock represented by the ADSs evidenced by such ADRs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADRs with respect to the shares of common stock represented by the ADSs and evidenced by such ADRs on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs, subject to limitations set forth in the Deposit Agreement, may be voted in the manner directed by the Chairman of the Board of the company.

Back to Contents

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

     Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act–as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF–denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

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

Back to Contents

     “Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting.. The price paid to a dissenting shareholder of a publicly held company, the shares of which are quoted and actively traded on one of the Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

     The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not sociedad anónima abierta governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as any business plan which contemplates the disposition of assets for an amount greater than such percentage;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by a company’s by-laws.

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

Back to Contents

Foreign Investment Contract and Chapter XXVI

     In connection with our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S.$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

     The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit such dollars outside of Chile), including amounts received as:

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

Back to Contents

     The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire U.S.$ , provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

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

Back to Contents

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

E.       Taxation.

Chilean Tax Considerations

     The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the receipt, the exercise and/or the sale of ADS rightsas well as from the purchase, ownership and disposition of the shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

     The summary that follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, only another law may amend the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations prospectively. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. There is no income tax treaty in force between Chile and the United States.

Back to Contents

     As used in this annual report, the term “foreign holder” means either

•	in the case of an individual, a person who is not a resident in Chile; for purposes of Chilean taxation, an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

     Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced. On September 28, 2001, the Chilean corporate tax rate, was amended. Until December 31, 2001, the corporate tax rate was 15%. As of January 1, 2002, the corporate tax rate was to 16%. As of January 1, 2003, the corporate tax rate increased to 17%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (17% of Ch$ 100)	(17)
Net distributable income	83
Dividend distributed (50% of net distributable income)	41.5
Withholding tax (35% of the sum of Ch$ 41.5 dividend plus Ch$ 8.5)	(17.5)
Credit for 50% of Chilean corporate income tax	8.5
Net withholding tax	(9)
Net dividend received	32.5
Effective dividend withholding rate	21.69%

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

Back to Contents

Taxation on Sale or Exchange of Shares or ADSs

     Gains obtained by a foreign holder from the sale or exchange of ADSs, or ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation.

Taxation on shares acquired on or before April 19, 2001

     Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•	has held the shares for less than one year since exchanging ADSs for the shares; or

•	acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.

     In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.

Taxation on shares acquired after April 19, 2001

     On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds, and (iv) the shares must have been acquired after April 19, 2001.

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

Back to Contents

     This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under US federal income tax laws such as:

•	certain financial institutions;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction, conversion transaction or other integrated transaction;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the U.S. dollar;

•	a person who acquired our ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.

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

     Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for US federal income tax purposes, as described more fully below. This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true. The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with claiming the 15% rate described below applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain non-corporate holders, each described below could be affected by actions taken by parties to whom ADSs are pre-released.

Taxation of Distributions

     To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions made in respect of our ADSs or shares, other than certain pro rata distributions of common shares, (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

Back to Contents

     Dividends paid in Chilean pesos in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you (or in the case of ADSs, the depositary) actually or constructively received such dividends, regardless of whether the pesos are in fact converted into U.S. dollars at that time. If you hold shares, dividends are treated as received on the date you receive your distribution. If you hold ADSs, that date would be the date on which the Depositary receives the distribution. If items received in pesos are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be US-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

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

     However, subject to generally applicable limitations and restrictions, that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your US federal income tax liability, or a deduction in computing your US federal taxable income, for the net amount of Chilean income taxes withheld by us. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. The rules governing foreign tax credits are complex and, therefore, you are urged to consult your tax advisor to determine the extent to which you are entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

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

Back to Contents

     If we were treated as a PFIC for any taxable year during your holding period, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply and additional tax form filing requirements. You are urged to consult your tax advisors regarding the consequences to you if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

Backup withholding and other reporting requirements

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Back to Contents

Commodity Price Risk

     In our electricity generation business we are exposed to market risks arising from the volatility of electricity, natural gas, and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers. In Brazil and Argentina we also enter into contracts to secure long-term supplies of electricity for our interconnection business between Argentina and Brazil. All contracts that constitute commodity-price sensitive instruments held as of December 31, 2004 and 2003 related to electricity and were taken for purposes other than speculative trading.

     We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We manage our exposure to this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2004 and 2003 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

     We are exposed to the volatility of coal prices in the Chilean and Colombian market. We manage our exposure to this commodity by entering into short-term contracts with our suppliers. We believe that our exposure to this commodity is immaterial. As of December 31, 2004 and 2003 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.

     The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company as of December 31, 2004 and 2003 differentiated by power market and company. These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery. Net settlement is not allowed for any of the contracts. Most contracts have optionality features in quantities and prices with indexation clauses to factors such as inflation indices, foreign currencies and natural gas prices in Argentina. In the construction of these tables management makes assumptions using available market data and pricing models. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others. These inputs become more difficult to predict and the estimates less precise as the term of the contract increases. As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.

	As of December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value

	in MMU.S.$
Chile Endesa-Chile:
Purchase of electricity in GWh	720	720	720		—	—	2,160	(14.28)
Weighted average price in U.S.$ /MWh	25.2	25.2	34.1		—	—	—	—

Colombia Emgesa and Betania:
Sale of electricity in GWh	232	—	—	—	—	—	232	0.96
Weighted average price in U.S.$ /MWh	32.4	—	—	—	—	—	—	—
Purchase of electricity in GWh	—	—	—	—	—	—	—	—
Weighted average price in U.S.$ /MWh	—	—	—	—	—	—	—	—

Brazil CIEN:
Sale of electricity in GWh	7,469	8,943	9,256	10,620	10,591	87,003	133,882	291.16
Weighted average price in U.S.$ /MWh	30.1	26.7	26.5	25.3	25.4	25.8	—	—
Purchase of electricity in GWh	2,505	5,004	5,535	7,819	7,798	62,693	91,354	(301.40)
Weighted average price in U.S.$	16.2	17.3	17.3	17.4	17.5	17.8	—	—

Argentina CEMSA:
Sale of electricity in GWh	1,767	3,529	3,903	5,514	5,499	42,151	62,361	318.02
Weighted average price in U.S.$ /MWh	16.5	18.0	18.1	18.2	18.3	19.0	—	—
Purchase of electricity in GWh	2,003	4,001	4,425	6,252	6,235	47,920	70,836	(220.73)
Weighted average price in U.S.$	15.3	17.7	17.9	18.2	18.3	19.1	—	—

Argentina COSTANERA – CBA
Sale of electricity in GWh	1,421	2,839	3,140	4,436	4,424	39,274	55,534	14.61
Weighted average price in U.S.$ /MWh	15.4	16.2	16.2	16.3	16.3	16.7	—	—

Back to Contents

	As of December 31, 2003

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

	in MMU.S.$
Chile Endesa-Chile:
Purchase of electricity in GWh	720	720	720	720	—	—	2,880	(10.03)
Weighted average price in U.S.$ /MWh	24	23.2	23.3	23.6	—	—	—	—

Colombia Emgesa and Betania:
Sale of electricity in GWh	4,850	232	—	—	—	—	5,082	12.65
Weighted average price in U.S.$ /MWh	27.8	24.9	—	—	—	—	—	—
Purchase of electricity in GWh	102	—	—	—	—	—	102	0.08
Weighted average price in U.S.$ /MWh	24.2	—	—	—	—	—	—	—

Brazil CIEN: (1)
Sale of electricity in GWh	7,584	7,744	8,182	9,934	10,400	101,468	145,312	440.22
Weighted average price in U.S.$ /MWh	29.9	28.1	27.5	25.7	25.2	25.4	—	—
Purchase of electricity in GWh	2,326	3,086	3,857	6,943	7,735	74,567	98,514	(305.26)
Weighted average price in U.S.$	16.9	15.4	15.7	16.3	16.9	17.0	—	—

Argentina CEMSA: (1)
Sale of electricity in GWh	1,388	2,210	2,762	4,972	5,539	52,055	68,926	298.51
Weighted average price in U.S.$ /MWh	15.1	15.5	15.9	16.7	17.5	17.8	—	—
Purchase of electricity in GWh	1,426	2,270	2,837	5,107	5,690	53,308	70,638	(182.51)
Weighted average price in U.S.$	14.3	14.7	15.2	16.1	16.6	18.1	—	—

Argentina COSTANERA – CBA: (1)
Sale of electricity in GWh	1,059	1,685	2,107	3,792	4,225	44,666	57,534	(18.51)
Weighted average price in U.S.$ /MWh	15.0	15.0	15.1	15.3	15.4	15.5	—	—

(1)	During 2003 some of the Company’s long-term contracts related to the electricity interconnection business between Argentina and Brazil were amended. Such amendments were primarily made to reduce the quantity of electricity that was sold in the Brazilian market and purchased on Argentine market.

Interest Rate Risk

     At December 31, 2003 and 2004, 22.6% and 10.0%, respectively, of the Company’s outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR rate). The Company manages its risk exposure to interest rates by maintaining debt with both variable and fixed rates.

Back to Contents

     As of December 31, 2004 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments (include hedging instruments) which expose the Company to interest rate risk are as follows:

	As of December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value

	(in millions of constant Ch$ )
Debt:
Fixed rate:
Ch$ – and UF-denominated	4,312	144,445	3,677	3,602	3,811	166,989	326,836	342,450
Weighted average interest rate	7.76%	8.04%	8.02%	8.01%	8.00%	—	7.95%
U.S.$ denominated	80,825	136,999	80,834	246,889	365,740	660,563	1,571,850	1,714,607
Weighted average interest rate	7.28%	7.27%	7.23%	7.12%	6.45%	—	7.14%
Other currencies	18,752	58,724	1,768	10,258	7,346	72,626	169,474	174,288
Weighted average interest rate	10.50%	11.17%	11.35%	12.03%	11.80%	—	11.25%

Variable rate
Ch$ – and UF-denominated
Weighted average interest rate
U.S.$ denominated (1)	61,405	-17,932	809	809	6,383	5,310	56,785	56,913
Weighted average interest rate (1)	-0.43%	4.74%	5.01%	5.61%	5.10%	—	3.34%
Other currencies	65,235	23,607	16,171	1,025	67,601		173,639	175,892
Weighted average interest rate	13.44%	13.45%	13.06%	13.00%	—	—	13.19%
Total	230,530	345,844	103,259	262,583	450,880	905,488	2,298,584	2,464,149

(1)	During 2005 the negative average interest rate is due to the lower interest rate of the assets portion of the swap. The negative maturity of 2006 is explain by the same assets portion of the swap.

     By comparison, as of December 31, 2003 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	As of December 31, 2003

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

	(in millions of constant Ch$ )
Debt:
Fixed rate:
Ch$ – and UF-denominated	10,093	4,213	74,748	3,593	3,519	166,884	263,050	245,656
Weighted average interest rate	5.5%	5.4%	5.7%	5.7%	5.7%	—	5.6%
U.S.$ denominated	89,464	78,838	141,759	84,102	261,070	910,231	1,565,464	1,676,327
Weighted average interest rate	7.9%	7.9%	8.0%	8.0%	8.2%	—	8.0%
Other currencies	9,289	18,941	56,358	1,798	1,798	9,316	97,500	100,971
Weighted average interest rate	8.7%	9.6%	8.3%	9.4%	10.9%	—	9.3%

Variable rate
Ch$ – and UF-denominated
Weighted average interest rate
U.S.$ denominated	97,437	20,926	35,273	103,987	82,385	9,854	349,862	351,495
Weighted average interest rate	4.5%	6.0%	7.2%	7.7%	6.8%	—	6.2%
Other currencies	95,201	15,618	21,827	15,074	1,157	61,946	210,823	211,474
Weighted average interest rate	13.2%	13.4%	13.4%	13.1%	13.0%	—	13.3%
Total	301,484	138,536	329,965	208,554	349,929	1,158,231	2,486,699	2,585,923

Foreign Currency Risk

     The Company is exposed to foreign currency risk arising from long-term debt denominated in U.S. dollars. This risk is mitigated by the fact that a substantial portion of the Company’s revenues is linked to the U.S. dollar either directly or indirectly. As of December 31, 2004, Endesa-Chile had total consolidated financial indebtedness of U.S.$ 4.124 billion, of which U.S.$ 2.844 billion (net of currency hedging instruments), or 69.0%, was denominated in U.S. dollars. For the twelve-month period ended December 31, 2004, our revenues amounted to U.S.$ 1.853 billion, of which U.S.$ 400 million, or 21.6%, were denominated in U.S. dollars, and U.S.$ 772 million, or 42%, were linked in some way to the U.S. dollar. In the aggregate, 63% of our consolidated revenues were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of U.S.$ 78 million were revenues in Chilean pesos, which represents 4.2% of our 2004 consolidated revenues.

     Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the U.S. dollar and the Chilean peso due to the application of Technical Bulletin No. 64. Under Chilean accounting standards, the effect of re-measuring the Chilean peso to U.S. dollar exchange rate fluctuations is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts.

Back to Contents

     Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.

     As of December 31, 2004 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company to foreign currency risk, are as follows:

	As of December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value(3)

	(in millions of constant Ch$ )(1)
Debt:
Fixed rate:
U.S.$ denominated	80,825	136,999	80,834	246,889	365,740	660,563	1,571,850	1,714,607
Other currencies	23,064	203,169	5,445	13,859	11,157	239,615	496,310	516,738
Variable rate
U.S.$ denominated	61,405	-17,932	809	809	6,383	5,310	56,785	56,913
Other currencies	65,235	23,607	16,171	1,025	67,601	0	173,639	175,892
–Other Instruments(2)
U.S.$ denominated	220,294	3,510	—	—	—	—	223,804	223,804
Other currencies	212,097	26,782	1,418	793	432	308	241,830	241,830

Forward contracts (receive U.S.$ /pay Ch$ -UF)	43,477	180,040	—	—	—	—	223,517	223,517
Other foreign currency derivatives	(70)	(10,831)	—	—	—	—	(10,901)	(10,901)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$ 557.40 = U.S.$ 1.00.
(2)	“Other instruments” include cash, time deposits and short-term accounts receivables
(3)	Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

     As of December 31, 2003 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company to foreign currency risk, are as follows:

	As of December 31, 2003

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value(3)

	(in millions of constant Ch$ )(1)
Debt:
Fixed rate:
U.S.$ denominated	91,701	80,809	145,303	86,205	267,597	932,987	1,604,602	1,718,235
Other currencies	9,521	19,415	57,767	1,843	1,843	9,549	99,938	103,495

Variable rate
U.S.$ denominated	99,873	21,449	36,155	106,587	84,445	10,100	358,609	360,282
Other currencies	97,581	16,008	22,373	15,451	1,186	63,495	216,094	216,761

Other instruments (2)
U.S.$ denominated	144,770	135,937	—	—	—	—	280,707	280,707
Other currencies	133,437	8,564	—	—	—	—	142,001	142,001
Forward contracts (receive U.S.$ /pay Ch$ -UF)	49,300	——	——	——	——	——	49,300	(1,640)
Other foreign currency derivatives	——	——	87,949	——	——	——	87,949	9,379

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$ 557.4 = U.S.$ 1.00.
(2)	“Other instruments” include cash, time deposits and short-term accounts receivables
(3)	Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

Back to Contents

D.      Safe Harbor

     The information in this Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward looking statements. See Forward Looking Statements on page 2 of this report for safe harbor provisions.

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

Part II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

E.      Use of proceeds.

     Not applicable.

Item 15.      Controls and Procedures

     In order to meet the requirements of the Sarbanes Oxley Act, in 2003 Endesa-Chile began to implement a system of controls within the parameters of Sections 404 and 302. The critical areas in which the standards of control required improvement were detected in the first stage of this project, which was completed in 2003. In the second stage, which the Company started in 2004 and will complete in 2005, the Company will implement the recommendations made in the first stage.

     Endesa-Chile’s management, under the supervision the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2004.

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

Back to Contents

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

     The Charter Governing Executives was adopted by the Board of Directors in June 2003 and is applicable to all managers contractually related to Endesa-Chileor its controlled subsidiaries in which it is the majority shareholder, both in Chile and internationally, including the Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Company. The object of this set of rules, currently being introduced into the contracts of those subject to its compliance, is to establish the behavior of management with respect to the principles governing their actions, and the limitations and incompatibilities involved, all within Endesa-Chile’s vision, mission and values.

     The Internal Regulations on Conduct in Securities Markets, adopted by Endesa-Chile’s Board of Directors in June 2002, set the behavior criteria to be followed in market operations in order to contribute to their transparency and the protection of investors, and is applicable to the members of the Board of Directors, the senior executives, and the executives and employees of Endesa-Chile determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.

     The Internal Regulations on Conduct in Securities Markets and the Charter Governing Executives are accessible via Endesa-Chile’s corporate website at www.endesa.cl (the information found at this website is not incorporated by reference into this report.) A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

Empresa Nacional de Electricidad S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
Republic of Chile
(562) 630 9000

Back to Contents

Item 16C.     Principal Accountant Fees and Services

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

     The following table provides information on the aggregate fees billed by the principal accountant of Endesa-Chile, Ernst & Young, by type of service rendered for the periods indicated:

Services Rendered	2003	2004

	(millions of U.S.$ )
Audit Fees (1)	0.0	0.59
Audit-Related Fees (2)	0.0	0.08
Tax Fees (3)	—	0.03
All Other Fees	—	—

Total	0.5	0.70

(1)	Provides aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young for the audit of Endesa-Chile
(2)	These fees mainly reflect the implementation of an internal control project, originated by the Sarbanes-Oxley Act.
(3)	Provides aggregate fees billed in each of the last two fiscal years for professional services rendered by external auditors for tax compliance, tax advice, and tax planning.

     Our Board of Directors approves all audit, audit-related, tax and other services provided by our independent auditors Ernst & Young Limitada. Any services provided by Ernst & Young Limitada that are not specifically included within the scope of the audit must be pre-approved by the Board of Directors prior to any engagement.

Item 16D.     Exemptions from Listing Requirements for Audit Committees

Not Required.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Persons

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	() Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 2005 April 7, 2005	13,250,000 Ordinary Shares	U.S.$ 1.21	Not applicable	Not applicable
March 2005 March 4th, 2005	66,645,000 Ordinary Shares	U.S.$ 1.24	Not applicable	Not applicable
February 2005	Not applicable	Not applicable	Not applicable	Not applicable
January 2005 January 5th, 2005	24,379,296 Ordinary Shares	U.S.$ 1.20409546	Not applicable	Not applicable
December 2004 December 30th, 2004	67,054,484 Ordinary Shares	U.S.$ 1.20409546	Not applicable	Not applicable
November 2004	Not applicable	Not applicable	Not applicable	Not applicable

Back to Contents

Part III

Item 17.     Financial Statements.

     None.

Item 18.     Financial Statements.

Page

Report of Independent Auditors:
Report of Independent Registered Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) 2003 and 2004	F-1
Report of Independent Registered Accounting Firm – Endesa Argentina S.A. 2003 and 2004	F-2
Report of Independent Registered Accounting Firm – Central Hidroeléctrica de Betania S.A. 2003 and 2004	F-3
Report of Independent Registered Accounting Firm – Endesa Colombia S.A. 2002 and 2003	F-4
Report of Independent Registered Accounting Firm – Centrais Elétricas Cachoeira Dourada S.A. 2003	F-5
Report of Independent Registered Accounting Firm – Compañía de Interconexao Energética S.A. – CIEN 2003	F-6

Audited Consolidated Financial Statements of Endesa-Chile:
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-7
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-9
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2003 and 2004	F-10
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-11
Notes to the Consolidated Financial Statements	F-13
Schedule I – Condensed financial information of Empresa Nacional de Electricidad S.A. (Endesa-Chile)	G-1
Consolidated Financial Statements of Compañía de Interconexao Energética S.A. (CIEN) and Comercializadora de Energía del Mercosur S.A. (CEMSA) (See note 33 p)	H-1

Item 19.     Exhibits.

Exhibit	Description
1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.*
1.2	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation).*
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Empresa Nacional de Electricidad S.A. Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.

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

Date: June 10, 2005

Back to Contents

Endesa-Chile and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2002, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 together with Report of Independent Registered Public Accounting Firm

Back to Contents

Endesa-Chile and Subsidiaries

Ch$ -	Chilean pesos
US$ -	United States dollars
UF -	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (b)).
ThCh$ -	Thousands of Chilean pesos
ThUS$ -	Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2004 purchasing power.

Back to Contents

Huérfanos 770, 5° Piso Santiago, Chile	Teléfono : (56-2) 676 1000 Fax : (56-2) 676 1010 Casilla : 2823

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 49.61 percent and 38.87 percent as of December 31, 2003 and 2004, respectively, and total revenues representing of 31.93 percent, 39.38 percent and 38.78 percent for each of the three years in the period ended December 31, 2002, 2003 and 2004, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which value represented 1.07 percent and 0.18 percent of total consolidated assets as of December 31, 2003 and 2004, respectively, and equity in their net results represented (61.49) percent, 14.87 percent and 0.74 percent of the consolidated net income for each of the years in the period ended December 31, 2002, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LIMITADA

Santiago, Chile
January 21, 2005
(except for Notes 31 and 33 for which the date is May 31, 2005)

Firma miembro de Ernst & Young Global

Back to Contents

Deloitte & Co. S.R.L. Florida 234 5° Capital Federal C1005AAF Argentina Tel: 54 (11) 4320-2700 / 4326-4046 Fax: 54 (11) 4325-8081 www.deloitte.com.ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(English translation of the report originally issued in Spanish)

To the President and Board of Directors of
Endesa Argentina S.A.

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of stockholders’ equity at December 31, 2003 and 2004, to the extent summarized in Note 39.

Buenos Aires, January 20, 2005, except for Note 39 for which the date is May 2, 2005.

DELOITTE & Co. S.R.L. Carlos A. Lloveras (Partner)

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Back to Contents

Deloitte & Touche Ltda. Cra. 7 N° 74 - 09 A.A. 075874 Nit. 860.005.813-4 Bogotá D.C. Colombia Tel. +57(1) 5461810 - 5461815 Fax: +57(1) 2178088 www.deloitte.com.co

Report of Independent Registered Public Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries:

We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and its Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2004 and the determination of stockholders’ equity and financial position at December 31, 2004 and 2003, to the extent summarized in Note 27.

Carlos Eduardo Tovar Bogotá, Colombia, January 14, 2005, except for Note 27 for which the date is May 2, 2005	DELOITTE & TOUCHE LTDA.

Audit.Tax.Consulting.Financial Advisory.	Una firma miembro de Deloitte Touche Tohmatsu

Back to Contents

Deloitte & Touche Ltda. Cra. 7 N° 74 - 09 A.A. 075874 Nit. 860.005.813-4 Bogotá D.C. Colombia Tel. +57(1) 5461810 - 5461815 Fax: +57(1) 2178088 www.deloitte.com.co

Report of Independent Registered Public Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Endesa de Colombia S.A.

We have audited the consolidated balance sheet of Endesa de Colombia S.A. and subsidiaries (the “Company”) as of December 31, 2003, and the related statements of income and cash flows for the years ended December 31, 2003 and 2002, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Endesa de Colombia S.A. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2003 and 2002 and the determination of stockholders' equity at December 31, 2003, to the extent summarized in Note 18.

Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 18 for which the date is April 30, 2004	DELOITTE & TOUCHE LTDA.

Audit.Tax.Consulting.Financial Advisory.	Una firma miembro de Deloitte Touche Tohmatsu

Back to Contents

Deloitte Touche Tohmatsu Av. Pres. Wilson, 231 22° e 25° andares 20030-905 - Rio de Janeiro - RJ Brasil Tel.: +55 (21) 3981-0500 Fax: +55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada - GO, Brazil

We have audited the balance sheet of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003, and the related statements of operations and cash flows for the years ended December 31, 2003 and 2002, all expressed in United States dollars (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for the years ended December 31, 2003 and 2002, and the determination of shareholders' equity as of December 31, 2003, to the extent summarized in Note 21 to the financial statements.

January 17, 2004

Back to Contents

Deloitte Touche Tohmatsu Av. Pres. Wilson, 231 22° e 25° andares 20030-905 - Rio de Janeiro - RJ Brasil Tel.: +55 (21) 3981-0500 Fax: +55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro – RJ, Brazil

1.	We have audited the accompanying balance sheets of CIEN – Companhia de Interconexão Energética as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN – Companhia de Interconexão Energética S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

4.	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

5.	As discussed in Note 24, the accompanying financial statements have been restated.

January 17, 2004 (except for the restatements mentioned in paragraph 5, for which the date is May 2, 2005)

Back to Contents

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

		As of December 31,

	Note	2003	2004	2004

Assets		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Current assets:
Cash		5,646,196	29,638,256	53,172
Time deposits	4	159,077,625	186,650,610	334,860
Accounts receivable, net	5	102,017,051	105,455,382	189,192
Notes receivable, net	5	1,149,448	207,558	372
Other accounts receivable, net	5	52,223,326	36,005,534	64,596
Accounts receivable from related companies	6a	47,353,837	147,058,317	263,829
Inventories, net		10,084,516	13,691,357	24,563
Recoverable taxes	7a	14,614,184	4,932,671	8,849
Prepaid expenses		2,757,198	3,216,161	5,770
Deferred income taxes, net	7b	1,270,995	2,921,008	5,240
Other current assets	8	6,489,233	14,949,441	26,820

Total current assets		402,683,609	544,726,295	977,263

Property, plant and equipment, net	9	4,784,640,348	4,474,564,659	8,027,565

Other assets:
Investments in related companies	10a	169,641,483	167,051,230	299,698
Investments in other companies	11	70,816,686	22,697,997	40,721
Long-term receivables, net	5	17,093,000	35,027,855	62,842
Goodwill, net	12a	22,707,090	19,608,987	35,179
Negative goodwill, net	12b	(79,364,912)	(55,940,234)	(100,359)
Accounts receivable from related companies	6a	131,998,628	334,466	600
Other intangibles	13	28,965,664	28,076,325	50,370
Accumulated amortization	13	(7,504,176)	(8,368,635)	(15,014)
Other assets	14	60,291,818	89,880,421	161,249

Total other assets		414,645,281	298,368,412	535,286

Total assets		5,601,969,238	5,317,659,366	9,540,114

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

		As of December 31,

	Note	2003	2004	2004

Liabilities and Shareholders’ equity		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Current liabilities:
Short-term debt due to banks and financial institutions	15a	55,910,508	95,976,001	172,184
Current portion of long-term debt due to banks and financial institutions	15b	99,635,250	86,191,205	154,631
Current portion of bonds payable	16a	58,998,392	76,662,624	137,536
Current portion of long-term notes payable	16e	21,969,710	24,741,061	44,387
Dividends payable		958,578	177,697	319
Accounts payable		60,022,460	81,045,724	145,399
Miscellaneous payables		13,391,488	17,342,755	31,114
Accounts payable to related companies	6b	126,665,371	6,383,444	11,452
Accrued expenses	17	22,408,395	15,225,372	27,315
Withholdings		7,578,480	10,836,968	19,442
Income taxes payable	7a	6,732,025	13,539,180	24,290
Deferred income		301,025	218,239	392
Other current liabilities		2,349,560	1,419,586	2,547

Total current liabilities		476,921,242	429,759,856	771,008

Long-term liabilities:
Long-term debt due to banks and financial institutions	15c	392,497,332	251,814,204	451,766
Bonds payable	16b	1,730,576,969	1,685,733,702	3,024,281
Long-term notes payable.	16e	123,545,346	93,693,050	168,089
Miscellaneous payables		15,384,754	38,012,151	68,195
Accunts payable to related companies	6b	86,428	51,139	92
Accrued expenses	17a	38,986,166	37,663,510	67,570
Deferred income taxes	7b	35,160,170	74,556,669	133,758
Other long-term liabilities		10,638,480	10,085,803	18,094

Total long-term liabilities		2,346,875,645	2,191,610,228	3,931,845

Commitments and contingencies	27
Minority interest	18a	1,248,186,585	1,127,391,301	2,022,589

Shareholders’ equity:	19
Paid-in capital, no par value		1,076,448,692	1,076,448,692	1,931,196
Additional paid-in capital – share premium		211,158,771	211,158,771	378,828
Other reserves	19d	50,414,032	23,237,060	41,688
Retained earnings		111,880,086	174,264,702	312,639
Net income		80,084,185	83,788,756	150,321

Total Shareholders’ equity		1,529,985,766	1,568,897,981	2,814,672

Total liabilities and Shareholders’ equity		5,601,969,238	5,317,659,366	9,540,114

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

		As of December 31,

	Note	2002	2003	2004	2004

		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (b))
Operating income:
Sales		971,167,147	943,288,433	1,032,662,084	1,852,642
Cost of sales		(575,170,296)	(564,207,863)	(629,191,426)	(1,128,797)

Gross profit		395,996,851	379,080,570	403,470,658	723,845
Administrative and selling expenses		(37,567,947)	(32,106,900)	(34,445,488)	(61,797)

Operating income		358,428,904	346,973,670	369,025,170	662,048

Non-operating income and expense:
Interest income		15,784,176	15,644,040	14,912,116	26,753
Equity participation in income of related companies	10a	15,551,209	18,186,463	19,289,364	34,606
Other non-operating income	20a	106,097,020	45,687,637	51,241,842	91,930
Equity participation in losses of related companies	10a	(6,678,602)	(382,508)	(86,341)	(155)
Goodwill amortization	12a	(112,388,501)	(1,581,682)	(1,463,507)	(2,626)
Interest expense		(225,836,804)	(209,239,574)	(192,558,105)	(345,458)
Other non-operating expenses	20b	(120,682,442)	(61,563,677)	(79,285,937)	(142,242)
Price-level restatement, net	21	4,137,358	589,303	2,211,342	3,967
Foreign currency translation, net	22	(456,561)	9,179,863	20,630,308	37,012

Non-operating loss		(324,473,147)	(183,480,135)	(165,108,918)	(296,213)

Income before income taxes and extraordinary loss		33,955,757	163,493,535	203,916,252	365,835
Income taxes	7c	(73,118,049)	(28,062,535)	(93,426,794)	(167,612)
Extraordinary loss	23	(11,315,378)	—	—	—

(Loss) income before minority interest		(50,477,670)	135,431,000	110,489,458	198,223

Minority interest	18b	(48,116,654)	(71,326,105)	(42,802,276)	(76,789)

(Loss) income before amortization of negative goodwill		(98,594,324)	64,104,895	67,687,182	121,434
Amortization of negative goodwill	12b	88,946,770	15,979,290	16,101,574	28,887

Net (loss) income		(9,647,554)	80,084,185	83,788,756	150,321

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

	Number of shares	Paid-in capital	Additional paid-in capital	Other reserves	Retained earnings	Net income (loss)	Total

	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2002	8,201,755	1,009,510,570	198,028,027	67,945,775	58,874,284	70,058,270	1,404,416,926
Reclassification of prior year net income	—	—	—	—	70,058,270	(70,058,270)	—
Price-level restatement of capital	—	30,285,317	5,940,841	2,038,374	3,636,686	—	41,901,218
Loss from subsidiaries in the development stage	—	—	—	(7,968,156)	—	—	(7,968,156)
Cumulative translation adjustment	—	—	—	9,314,037	—	—	9,314,037
Dividends	—	—	—	—	(7,709,649)	—	(7,709,649)
Net loss	—	—	—	—	—	(9,319,056)	(9,319,056)

As of December 31, 2002	8,201,755	1,039,795,887	203,968,868	71,330,030	124,859,591	(9,319,056)	1,430,635,320

As of December 31, 2002 (1)	—	1,076,448,692	211,158,771	73,844,413	129,260,892	(9,647,554)	1,481,065,214

As of January 1, 2003	8,201,755	1,039,795,887	203,968,868	71,330,030	124,859,591	(9,319,056)	1,430,635,320
Reclassification of prior year net loss	—	—	—	7,469,939	(16,788,995)	9,319,056	—
Price-level restatement of capital	—	10,397,959	2,039,689	788,000	1,080,707	—	14,306,355
Income from subsidiaries in the development stage	—	—	—	75,847	—	—	75,847
Cumulative translation adjustment	—	—	—	(30,479,394)	—	—	(30,479,394)
Net income	—	—	—	—	—	78,130,912	78,130,912

As of December 31, 2003	8,201,755	1,050,193,846	206,008,557	49,184,422	109,151,303	78,130,912	1,492,669,040

As of December 31, 2003 (1)	—	1,076,448,692	211,158,771	50,414,032	111,880,086	80,084,185	1,529,985,766

As of January 1, 2004	8,201,755	1,050,193,846	206,008,557	49,184,422	109,151,303	78,130,912	1,492,669,040
Reclassification of prior year net income	—	—	—	—	78,130,912	(78,130,912)	—
Price-level restatement of capital	—	26,254,846	5,150,214	1,187,406	4,158,338	—	36,750,804
Dividends	—	—	—	—	(18,864,036)	—	(18,864,036)
Accumulated income from subsidiaries in the development stage	—	—	—	(1,688,185)	1,688,185	—	—
Cumulative translation adjustment	—	—	—	(25,446,583)	—	—	(25,446,583)
Net income	—	—	—	—	—	83,788,756	83,788,756

As of December 31, 2004	8,201,755	1,076,448,692	211,158,771	23,237,060	174,264,702	83,788,756	1,568,897,981

(1) Restated in thousands of constant Chilean pesos as of December 31, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

	Years Ended December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from operating activities:
Charges (credits) to income which do not represent cash flows:
Net (loss) income	(9,647,554)	80,084,185	83,788,756	150,321
(Gain) loss on sales of property, plant and equipment	(732,784)	6,166,018	(6,304,856)	(11,311)
(Gain) on sales of investments	—	(1,494,462)	—	—
(Gain) loss on sales of other assets	—	409,474	(25,640)	(46)
Depreciation	202,762,640	183,975,838	170,790,295	306,405
Amortization of intangibles	3,319,915	1,679,893	1,401,515	2,514
Write-offs and accrued expenses	397,826	—	—	—
Equity participation in income of related companies	(15,551,209)	(18,186,463)	(19,289,364)	(34,606)
Equity participation in losses of related companies	6,678,602	382,508	86,341	155
Amortization of goodwill	112,388,501	1,581,682	1,463,507	2,626
Amortization of negative goodwill	(88,946,770)	(15,979,290)	(16,101,574)	(28,887)
Price-level restatement, net	(4,137,358)	(589,303)	(2,211,342)	(3,967)
Foreign currency translation, net	456,561	(9,179,863)	(20,630,308)	(37,012)
Other credits to income which do not represent cash flows	(78,819,026)	(19,633,041)	(6,332,286)	(11,360)
Other charges to income which do not represent cash flows	90,723,104	32,374,707	43,242,815	77,581
Changes in assets which affect cash flows:
Increase in trade receivables	(17,534,489)	(67,674,112)	(7,769,482)	(13,939)
Decrease (increase) in inventory	4,845,680	(1,162,872)	(3,938,310)	(7,066)
Decrease in other assets	14,353,699	28,277,396	30,103,025	54,006
Changes in liabilities which affect cash flows:	—	—		—
Increase (decrease) in accounts payable associated with operating results	7,091,492	28,072,408	(42,845,930)	(76,867)
Increase (decrease) in interest payable	3,956,803	(3,810,075)	7,813,166	14,017
Increase (decrease) in income tax payable	2,367,400	(15,385,276)	10,391,667	18,643
Increase (decrease) in other accounts payable associated with non-operating results	75,272,890	(5,671,716)	(27,529,321)	(49,389)
Net increase in value added tax and other accounts payable	7,261,422	11,510,374	13,360,488	23,969
Income attributable to minority interest	48,116,654	71,326,105	42,802,276	76,788

Net cash flows provided by operating activities	364,623,999	287,074,115	252,265,438	452,575

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

	Years Ended December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from financing activities:
Issuance of subsidiary shares	1,910,813	—	—	—
Proceeds from the issuance of debt	259,213,070	204,431,286	258,854,272	464,396
Proceeds from bond issuances	110,798,639	616,962,069	94,648,792	169,804
Proceeds from loans obtained from related companies	108,479,585	—	3,063,277	5,496
Other loans received from related companies	50,587,988	—	—	—
Other sources of financing	24,518,498	6,485,772	10,137,413	18,187
Dividends paid	(71,072,604)	(37,269,921)	(73,833,212)	(132,460)
Distributions of capital by foreign subsidiaries	(7,596,181)	(12,987,764)	(9,997,191)	(17,935)
Payment of debt	(513,475,548)	(611,930,038)	(350,092,705)	(628,082)
Payment of bonds	(6,034,435)	(407,311,066)	(31,109,294)	(55,811)
Payment of loans obtained from related companies	(156,266,589)	(24,539,594)	(3,144,879)	(5,642)
Payment of bond issuance costs	(11,533,492)	(5,823,428)	(474,817)	(852)
Other disbursements for financing	(16,220,416)	(56,954,870)	(8,150,854)	(14,624)

Net cash used in financing activities	(226,690,672)	(328,937,554)	(110,099,198)	(197,523)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	20,150,038	156,658,973	13,408,899	24,056
Payments received on loans to related companies	35,772,309	44,195,646	82,027,344	147,161
Other receipts from investments	3,881,641	51,033,045	40,574,360	72,792
Additions to property, plant and equipment	(139,611,705)	(134,418,313)	(96,135,574)	(172,472)
Long-term investments	(5,278,459)	(3,061,889)	—	—
Sale of long-term investments	—	—	2,557,742	4,589
Investment in financial instruments	(749,938)	—	—	—
Other loans granted to related companies	(29,892,615)	—	(113,356,939)	(203,367)
Other investment disbursements	(1,657,068)	—	—	—

Net cash provided by (used in) investing activities	(117,385,797)	114,407,462	(70,924,168)	(127,241)

Positive net cash flow for the year	20,547,530	72,544,023	71,242,072	127,811
Effect of price-level restatement on cash and cash equivalents	9,359,502	(32,002,152)	(9,101,852)	(16,329)

Net increase in cash and cash equivalents	29,907,032	40,541,871	62,140,220	111,482

Cash and cash equivalents beginning of year	97,288,943	127,195,975	167,737,846	300,929

Cash and cash equivalents end of year	127,195,975	167,737,846	229,878,066	412,411

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

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

As of December 31, 2004 the Company’s only subsidiary that is regulated by the SVS is Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”).

The Company is a subsidiary of Enersis S.A., which held 59.98% of the shares as of December 31, 2004.

2.	Summary of Significant Accounting Policies:

a.	General:

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS (collectively “Chilean GAAP”). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

For the convenience of the reader, these financial statements and their accompanying notes have been translated from Spanish to English.

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

The accompanying financial statements reflect the consolidated results of operations of Endesa-Chile and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of income. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided that there are no substantive minority participating rights that prevent control, detailed as follows:

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.	Summary of Significant Accounting Policies, continued:

	Percentage participation in voting rights as of December 31,

Company name	2002	2003	2004

	Total	Total	Direct	Indirect	Total

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A (1)	99.99	99.99	97.99	2.00	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	94.99	94.99	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura Dos Mil S.A. (2)	60.00	—	—	—	—
Hidroeléctrica El Chocón S.A.	65.19	65.19	—	65.19	65.19
Central Costanera S.A.	51.93	64.26	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A. (2)	100.00	—	—	—	—
Inecsa 2000 S.A. (2)	97.32	—	—	—	—
Soc. Concesionaria Autopista Los Libertadores S.A. (2)	99.95	—	—	—	—
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	0.44	85.18	85.62
Endesa de Colombia S.A. (5)	100.00	100.00	—	—	—
Lajas Inversora S.A.	100.00	100.00	—	100.00	100.00
Centrais Electricas Cachoeira Dourada S.A.	99.59	99.61	—	99.61	99.61
Capital de Energía S.A. (6)	50.90	50.90	0.05	50.95	51.00
Emgesa S.A (3)	48.48	48.48	—	48.48	48.48
Edegel S.A.	63.56	63.56	—	63.56	63.56
Generandes Perú S.A.	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (4)	100.00	100.00	—	100.00	100.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada	100.00	100.00	—	100.00	100.00

(1)	On November 17, 2004, the Company sold 492,920 shares (2% of its participation) of this company to Enigesa S.A.
(2)	On June 23, 2003 these companies were sold as part of the sale of Infraestructura Dos Mil S.A.
(3)	Endesa-Chile exercises control over this company pursuant to a shareholders agreement.
(4)	Endesa-Chile owns 100% of the class A shares of Compañía Eléctrica San Isidro, which compose 50% share capital of this company and are the only shares with voting rights.
(5)	Endesa de Colombia S.A., which held 8.91% of Central Hidroeléctrica Betania S.A. was liquidated on December 17, 2004. As a result of this transaction Endesa-Chile (Individual legal entity) and Compañía Eléctrica Conosur S.A., who owned shares of Endesa de Colombia S.A., acquired additional participation in Central Hidroeléctrica Betania S.A.
(6)	In 2004 as the result of the review of ownership related to shareholdings in Capital de Energía S.A., the Company determined that its participation is 0.1% greater. The increase in participation of ThCh 216,746 was recorded in the income statement for the year ended December 31, 2004.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.	Summary of Significant Accounting Policies, continued:

The participation in voting rights is equal to economic participation in all subsidiaries apart from those presented in the following table. Economic interest of the Company in a subsidiary or related company is calculated by multiplying the percentage ownership interest of the Company in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership or such ultimate subsidiary or related company. Economic participation is the Company’s share in earnings or losses of the subsidiary, which is not always equal to the Company’s voting interest.

	Percentage of economic participation as of December 31,

	2002	2003	2004

	%	%	%
Lajas Inversora S.A.	92.88	92.88	92.88
Centrais Electricas Cachoeira Dourada S.A.	92.51	92.51	92.51
Emgesa S.A.	22.36	22.36	22.36
Edegel S.A.	37.90	37.90	37.90
Capital de Energía S.A.	43.58	43.58	43.68
Compañía Eléctrica San Isidro S.A.	75.00	75.00	75.00
Hidroeléctrica El Chocon S.A.	47.45	47.45	47.45

b)	Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2004 was approximately 6.32%.

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

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 21).

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.	Summary of Significant Accounting Policies, continued:

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%
December 31, 2004	116.84	2.4%

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

Ch$

December 31, 2002	16,744.12
December 31, 2003	16,920.00
December 31, 2004	17,317.05

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.     Summary of Significant Accounting Policies, continued:

Comparative financial statements

For comparative purposes, the historical December 31, 2002 and 2003 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2004 as follows:

Year	Change in Index

2002	3.5% (1)
2003	2.5% (2)

(1) Equivalent to the amounts for 2002 multiplied by the change in the CPI for 2003, then by the change in the CPI for 2004.
(2) Equivalent to the amounts for 2003 multiplied by the change in the CPI for 2004.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2004 of Ch$ 557.40 US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.	Summary of Significant Accounting Policies, continued:

c)	Assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are detailed in Note 29. These amounts have been stated at the observed rates of exchange reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2002	2003	2004

		Ch$	Ch$	Ch$
United States Dollar (Observed)	US$	718.61	593.80	557.40
British pound sterling		£1,152.91	1,056.21	1,073.37
Colombian peso	$ Col	0.25	0.21	0.23
New Peruvian sol	Soles	204.73	171.62	169.84
Brazilian real	Rs	203.57	205.52	209.99
Japanese yen		¥6.07	5.55	5.41
Euro		€752.55	744.95	760.13
Pool Unit (IBRD) (1)	UP	9,089,158.76	8,408,776.27	7,874,799.07
Unidad de Fomento (UF)	UF	16,744.12	16,920.00	17,317.05
Unit of Account (IBD) (1)	UC	1,093.75	970.23	899.42
Argentine peso (2)	$ Arg	219.09	200.61	187.65

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency ratios to the US dollar, at a determined date.

(2)	In the years prior to December 31, 2001, the Argentine peso had been pegged to the US dollar at a rate of 1 Argentine peso to 1 US dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. In January 2002, the Argentine government announced its intent to create a dual currency system with an "official" fixed exchange rate of 1.4 pesos to 1 US dollar for import and export transactions and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 US dollar notwithstanding the official foreign exchange rate as of December 31, 2001, in accordance with SVS Circular No. 81. The conversion of Argentine subsidiary financial statements reflect the observed rates of exchange of 2.97 pesos to 1 US dollar as of December 31, 2004.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

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

Property, plant and equipment received in leasing that qualify as capital leases are accounted for as a purchase of property, plant and equipment at the total amount of the lease obligation and interest expense on an accrual basis. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. It is the Company’s policy, when evidence exists of an other than temporary impairment of property, plant and equipment, such that the Company’s operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover all property, plant and equipment costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expense. The Company has not identified impairments in the net book values of its property, plant and equipment; however, an impairment of goodwill and negative goodwill was identified during year 2002 (see Note 12).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.	Summary of Significant Accounting Policies, continued:

h)	Depreciation:

Depreciation expense is calculated on the price-level restated balances using the straight-line method over the estimated useful lives of the assets. Depreciation expense, including depreciation of assets held in capital leases, was ThCh$ 202,762,640, ThCh$ 183,975,838 and ThCh$ 170,790,295 for the years ended December 31, 2002, 2003 and 2004, respectively.

i)	Investments in related companies:

Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on the accrual basis(Note 10).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (see Note 2 j)).

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

Goodwill and negative goodwill are determined according to SVS Circular No. 368 based on differences between the purchase price and the recorded book values of the company acquired at the effective acquisition date. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years.

The Company has evaluated the recoverability of its recorded goodwill and negative goodwill in accordance with Technical Bulletin No. 56 and Statement of International Accounting Standard No. 36 (IAS No. 36) “Impairment of Assets” and no need for an impairment has been identified.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

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

n)	Current and deferred income taxes:

The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal. For the years ended December 31, 2002, 2003 and 2004, the Company recorded current tax expense according to the tax laws and regulations within each country of ThCh$ 41,764,798, ThCh$ 51,413,485 and ThCh$ 52,676,432, respectively. A provision for income taxes resulting from Article 21 of the Income Tax Law has also been made in the amount of ThCh$ 111,572 and ThCh$ 101,694 for the years ended December 31, 2002 and 2004, respectively, and a benefit for this concept of ThCh$ 76,570 was recorded for the year ended December 31, 2003.

o)	Accrued vacation expense:

In accordance with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on an accrual basis.

p)	Severance indemnity:

The severance indemnity that the Company is obliged to pay under collective bargaining agreements to its employees who have completed 15 years of service are recorded on annually determined project benefit obligation, using 6.5% discount rate (9.5% in 2003 and 2002).

q)	Pension and post-retirement benefits:

Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate of 6.5% (9.5% in 2003 and 2002) less an asset for the unrecognized transition obligation. The asset was recorded in 1999 as a deferred charge when the Company accounted for pensions and post-retirement benefits for the first time using the actuarial method and is being amortized over 5 years.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

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

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Cash	7,713,496	5,646,196	29,638,256
Time deposits	119,482,479	159,077,625	186,650,610
Other deposits	—	1,792,555	12,907,523
Marketable securities	—	1,221,470	681,677

Total cash and cash equivalents	127,195,975	167,737,846	229,878,066

s)	Bonds:

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 16). Discounts on the bond issuances of Endesa-Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$ 13,898,289 and ThCh$ 12,341,942 as of December 31, 2003 and 2004, respectively, presented in “Other assets.”

t)	Financial derivative contracts:

As of December 31, 2003 and 2004, the Company has forward contracts, currency swaps, and interest swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Gains and losses from forward foreign exchange contracts are recorded at estimated fair value with certain gains and losses deferred until settlement if the instrument qualifies as a hedge and then it is included in earnings as “Other non-operating income and expense” upon the expiration of the contract.

u)	Research and development costs:

Costs incurred in research and development by the Company that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific and approved construction projects are capitalized. During the years ended December 31, 2002, 2003 and 2004 no such costs were incurred.

v)	Computer software:

The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

2.	Summary of Significant Accounting Policies, continued:

w)	Cost of sales and Administrative and selling expenses:

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

3.	Change in accounting policy

During the year ended December 31, 2004, the Company adopted prospectively the actuarial valuation method and changed the discount rate included in the calculation of the obligation for staff severance indemnities. The rate applied in 2004 was based on rate of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the employees’ benefits. In prior periods the Company recorded such obligations using the present value method determined using the rate based on the Company’s weighted average cost of capital. The effect of this change was a charge to net income for the year ended December 31, 2004 of ThCh$ 398,884.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

4.   Time deposits:

Time deposits as of December 31, 2003 and 2004 and the applicable annual interest rates and scheduled maturities as of December 31, 2004 are as follows:

			As of December 31,
	Annual	Scheduled
Financial Institution	Rate	Maturity	2003	2004

	%		ThCh$	ThCh$

Bancafe	7.34%	Jan 1, 2005	—	3,946,499
Banco Bilbao Vizcaya	2.25%	Jan 1, 2005	44,201,747	38,351,517
Banco Boston	—	—	451,474	—
Banco Bradesco	1.34%	—	877,332	—
Banco Citibank N.A.	—	—	138,848	—
Banco Colpatria	2.50%	Jan 1, 2005	—	1,520,738
Banco Continental	2.63%	Jan 1, 2005	2,157,070	2,294,797
Banco Continental de Panamá	1.96%	Jan 1, 2005	—	1,679,734
Banco de Credito	2.65%	Jan 1, 2005	—	1,977,272
Banco Frances	4.40%	Jan 1, 2005	—	375,130
Banco Interbank	—	—	662,848	—
Banco de Occidente	1.80%	Jan 1, 2005	—	4,376,923
Banco Natianale de Paris	2.45%	Jan 1, 2005	414,916	593,113
Banco Pactual	1.39%	—	2,765,456	—
Banco Rio de la Plata	2.50%	Jan 1, 2005	2,277,911	944,725
Banco Santander	1.20%	Jan 1, 2005	2,177,333	91,074
Banco Santander	1.55%	Jan 1, 2005	—	983,059
Banco Santos	1.38%	—	883,503	—
Banco Votorantim	1.34%	—	1,006,218	—
Bancolombia	3.63%	Jan 1, 2005	5,446,223	3,604,373
Bank of America	1.63%	Jan 1, 2005	16,855,765	8,189,878
BBVA Colombia	6.58%	Jan 1, 2005	—	2,559,208
CDT	7.90%	Jan 1, 2005	1,558	730,087
CDB Bradesco	1.47%	Jan 1, 2005	—	76,868
Citi trust	8.31%	Jan 1, 2005	4,583	2,246
Citibank	1.20%	Jan 1, 2005	37,282,979	51,915,483
Citibank Large Corp.	1.48%	Jan 1, 2005	—	1,316,577
Citibank New York	2.10%	Jan 1, 2005	4,080,667	966,532
Citiliquit	2.05%	Jan 1, 2005	3,154,884	432,519
Corfinsura	7.80%	Jan 1, 2005	2,018,080	8,508,154
Confisura Internacional	2.32%	Jan 1, 2005	—	2,953,633
Corfivalle	7.87%	Jan 1, 2005	4,626,408	2,130,139
Fam Fondo Ganadero	8.43%	Jan 1, 2005	109,603	1,442,306
Fiduciaria del Valle	7.09%	Jan 1, 2005	1,765,894	563,277
Fiducolombia	7.17%	Jan 1, 2005	1,123,055	4,116,116
Fiduvalle	6.99%	Jan 1, 2005	—	5,266,745
Subtotal			134,484,355	151,908,722

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

4.   Time deposits, continued

			As of December 31,
	Annual	Scheduled
Financial Institution	Rate	Maturity	2003	2004

	%		ThCh$	ThCh$
Subtotal from previous page			134,484,355	151,908,722
Fiduvalle Multiplicar	8.48%	Jan 1, 2005	—	2,455,209
Fondo de pensión Porvenir	8.30%	—	15,279,260	—
Ford Motor	2.26%	Jan 1, 2005	—	5,590,056
HSBC	2.50%	—	8,028,336	—
HSBC – RJ	1.53%	Jan 1, 2005	—	1,851,083
Interbolsa	7.98%	Jan 1, 2005	—	6,436,913
Itau Performance	1.49%	Jan 1, 2005	—	1,037,346
Itau Corp. Plus	1.51%	Jan 1, 2005	—	1,377,240
Serfinco	7.15%	Jan 1, 2005	90,590	80,741
Suleasing	9.12%	Jan 1, 2005	—	1,166,231
Suvalor	7.30%	Jan 1, 2005	1,195,084	11,539,892
Porvenir	2.24%	Jan 1, 2005	—	439,323
Unibanco Inst. RF	1.48%	Jan 1, 2005	—	1,357,006
Bradesco	1.48%	Jan 1, 2005	—	1,410,848

Total			159,077,625	186,650,610

5.	Accounts, notes and other receivables:

a.	Current accounts, notes and other receivables and related allowances for doubtful accounts as of December 31, 2003 and 2004 are as follows:

	As of December 31,

	2003				2004

Account	Under 90 days	91 days to 1 year	Allowance	Total	Under 90 Days	91 days to 1 year	Allowance	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts Receivable	101,864,679	2,820,988	(2,668,616)	102,017,051	103,378,878	4,566,908	(2,490,404)	105,455,382
Notes receivable	757,211	487,721	(95,484)	1,149,448	155,145	52,413	—	207,558
Other Receivables (1)	3,754,833	49,360,318	(891,825)	52,223,326	26,677,855	10,197,239	(869,560)	36,005,534

Total	106,376,723	52,669,027	(3,655,925)	155,389,825	130,211,878	14,816,560	(3,359,964)	141,668,474

Net long-term receivables as of December 31, 2003 and 2004 are ThCh$ 17,093,000 and ThCh$ 35,027,855, respectively, and are presented in the face of balance sheet net of an allowance for doubtful accounts of ThCh$ 114,952 and ThCh$ 0, respectively.

(1)	As of December 31, 2004 the balance includes an amount of ThCh$8,062,973 that will be reimbursed to Endesa and its subsidiaries for transmission line use. The balance of the receivables was recognized as a result of Energy Law changes in Chile.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

5.   Accounts, notes and other receivables, continued:

b.    Current and long-term accounts receivable per country as of December 31, 2003 and 2004 are as follows:

	As of December 31,

Country	2003		2004

	ThCh$	%	ThCh$	%

Chile	84,463,700	48.97%	64,049,445	36.25%
Peru	18,176,075	10.54%	17,052,601	9.65%
Argentina	14,662,258	8.50%	19,767,787	11.19%
Colombia	21,281,881	12.34%	28,255,673	15.99%
Brazil	33,595,989	19.48%	42,942,652	24.30%
Panama	302,922	0.18%	4,628,171	2.62%

Total	172,482,825	100.00%	176,696,329	100.00%

c.	Changes in the allowance for doubtful accounts are as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Beginning balance	5,287,359	5,724,582	3,770,877
Charged to expense	1,155,925	603,983	540,796
Deductions	(71,789)	(2,171,634)	(1,118,963)
Other	(646,913)	(386,054)	167,254

Ending balance	5,724,582	3,770,877	3,359,964

d.	Sales recorded but not invoiced are ThCh$ 62,175,762, ThCh$ 59,210,935 and ThCh$ 75,913,270 as of December 31, 2002, 2003, and 2004, respectively.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

6.	Transactions with Related Companies:

Balances of accounts receivable and payable classified according to the nature of the related company transaction are as follows as of December 31, 2003 and 2004:

a.	Notes and accounts receivable from related companies:

	As of December 31,

	Short-term		Long-term

Company Name	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$
Transmisora Eléctrica de Quillota Ltda. (1)	313,865	308,746	609,105	304,097
Atacama Finance Co. (2)	1,952,594	106,087,173	131,389,523	—
Cía de Energía del Mercosur S.A.	5,185,378	3,310,343	—	—
Chilectra S.A.	11,189,495	11,699,656	—	369
Cía. Interconexión Energética S.A.	2,731,268	1,672,256	—	—
Codensa S.A.	20,140,577	19,849,187	—	—
Edelnor S.A.	2,122,142	3,382,863	—	—
Empresa Eléctrica de Bogotá S.A.	35,294	—	—	—
Empresa Eléctrica Piura S.A.	1,629	2,719	—	—
Enersis S.A.	168,085	101,193	—	—
Etevensa	82,458	17,262	—	—
Gasoducto Tal Tal Ltda.	—	75,087	—	—
Gas Atacama Generación Ltda.	30,592	27,967	—	—
Gas Atacama S.A.	2,681,080	—	—	—
Central Generadora Termoeléctrica de Fortaleza S.A.	105,786	5,654	—	—
Cam Colombia Ltda.	—	60,324	—	—
Synapsis Soluciones y Servicios IT Ltda.	19,389	17,581	—	—
Inversiones Eléctricas Quillota S.A.	2,050	2,000	—	—
Cerj S.A.	—	13,062	—	—
Elesur S.A.	2,133	1,272	—	—
Consorcio Ingendesa – Minmetal Ltda.	—	15,715	—	30,000
Gasoducto Atacama Chile S.A.	126,609	193,193	—	—
Consorcio Ara – Ingendesa Ltda.	463,413	201,639	—	—
Sociedad Consorcio Ingendesa Ara Ltda.	—	13,425	—	—

	47,353,837	147,058,317	131,998,628	334,466

(1)	The long-term receivable with Sociedad Transmisora Eléctrica de Quillota Limitada resulted from the sale of property, plant and equipment at book value. The receivable is denominated in UF with accrued interest at an annual rate of 9% and is being paid in five equal annual installments beginning in December 2002.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

6.	Transactions with Related Companies, continued:

(2)	The receivables from Atacama Finance Co. correspond to loans given by Compañía Eléctrica Cono Sur S.A. for the purpose of financing construction works of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are denominated in US dollars, bear average weighted interest of 5.00% and mature in March 2005.

b. Notes and accounts payable due to related companies:

	As of December 31,

	Short-term		Long-term

Company Name	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$

Compañía de Energía del Mercosur S.A.	584,044	236,353	—	—
Compañía de Transmisión del Mercosur S.A.	1,033,586	178,592	—	—
Chilectra S.A.	27,981	66,258	—	—
Codensa S.A. (1)	70,564,801	3,274,921	—	—
Empresa Eléctrica de Bogotá S.A.	2,923,148	—	86,428	—
Enersis S.A (2)	50,019,431	1,451,363	—	51,139
Synapsis Soluciones y Servicios IT Ltda.	1,088,512	618,919	—	—
Transmisora Eléctrica de Quillota Ltda.	23,391	25,419	—	—
Compañía Americana de Multiservicios Ltda.	57,298	2,003	—	—
Electrogas S.A.	199,325	207,713	—	—
Cam Colombia Ltda.	—	238,853	—	—
Synapsis Perú S.A.	8,598	13,712	—	—
Synapsis Colombia S.A.	39,039	65,493	—	—
Compañía Americana Multiser. Perú S.A.	2,944	—	—	—
Compañía Americana Multiser. Colombia Ltda.	57,050	—	—	—
Smartcom S.A.	2,266	—	—	—
Ingendesa Do Brasil	7,304	—	—	—
Edelnor S.A.	26,653	3,845	—	—

Total	126,665,371	6,383,444	86,428	51,139

Short-term accounts receivable from and payable to related companies are related to the sales and purchases of electricity and various services, as well as operating loans. Transactions for electricity and services have payment terms of 30 days and are not readjustable. Operating loans are readjustable and require payment of interest.

(1)	The account payable to Codensa S.A. includes a loan of ThCh$ 18,867,995 denominated in US dollars that accrues interest at an average annual rate of 8.35% and was due on November 10, 2004.

(2)	The accounts payable to Enersis S.A. for both years result mainly from financing operations. They are denominated in US dollars and bear interest at market rates of Libor + 0.955%.

Other short-term receivables and payables bear interest rate of TIP + 0.05%. TIP is an inter-bank average interest rate, which was 4.65% as of December 31, 2004.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

6.	Transactions with Related Companies, continued:

c.	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

		Income (expense)

Company	Nature of Transaction	2002	2003	2004

		ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Interest	6,894,616	5,678,768	6,406,649
	Price-level restatement	5,164,539	1,781,235	2,982,447
	Foreign currency translation	11,499,197	(29,716,443)	(10,276,468)
Cia. Americana Multiservicios Ltda.	Services provided	34,991	74,120	—
	Services received	—	(1,164)	—
Central Generadora Termoeléctrica de Fortaleza	Services provided	490,521	1,098,053	281,613
	Foreign currency translation	(22,398)	—	—
Com. de Energía del Mercosur S.A.	Sales of energy	19,827,998	20,487,600	19,487,819
	Purchases of energy	(2,027,240)	(2,178,949)	(728,522)
	Interest	(64,723)	—	—
Codensa S.A.	Purchases of energy	(13,819,743)	(11,707,287)	(13,771,657)
	Sales of energy	75,970,141	77,025,851	75,137,067
	Services provided	108,615	52,344	56,640
	Services received	(137,408)	(451,615)	(582,483)
	Interest	(4,414,545)	(3,177,736)	(3,007,173)
Cía. Transmisión del Mercosur S.A.	Purchases of energy	(1,446,965)	(2,109,564)	(2,166,614)
Cía. Interconexión Energética S.A.	Sales of energy	27,942,425	21,942,261	19,198,528
	Services provided	140,645	—	—
Empresa Propietaria de la Red	Services provided	359,226	153,139	—
Chilectra S.A.	Sales of energy	112,807,002	125,916,068	129,034,965
	Services provided	1,959,567	2,083,794	2,224,949
	Services received	(43,660)	(84,459)	(6,486)
Gas Atacama Generación S.A.	Services provided	—	80,280	1,727
Gas Atacama S.A.	Foreign currency translation	—	—	(127,613)
Empresa Eléctrica Piura S.A.	Sales of energy	1,601,927	500,996	125,823
Enersis S.A.	Interest	(3,572,328)	(2,154,022)	(1,935,556)
	Services provided	572,009	934,052	228,933
	Foreign currency translation	232,927	1,898,212	(2,594,149)
	Price-level restatement	(596,175)	(284,228)	(218,476)
Enersis Internacional S.A.	Interest	—	(19,630)	—
	Foreign currency translation	—	102,769	—
	Price-level restatement	—	(33,145)	—
Ingendesa de Argentina S.A.	Foreign currency translation	1,913	—	—
Etevensa	Sales of energy	5,960,842	2,269,437	1,520,132
	Services provided	—	59,070	304,900
Electrogas S.A.	Purchase of gas	(3,078,456)	(2,683,465)	(2,674,409)
	Services provided	5,245	2,444	—
Edelnor S.A.	Sales of energy	29,789,861	28,720,064	31,483,841
Endesa Servicios Generales	Services received	—	125,814	—
Cam Colombia Ltda..	Services received	(319,758)	(323,191)	(240,756)
Elesur S.A.	Services provided	—	17,629	6,010
Smartcom S.A.	Services provided	2,133	—	—
Endesa Internacional S.A.	Interest	(4,135)	—	—

Subtotal		271,818,806	236,079,102	250,151,681

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

6.	Transactions with Related Companies, continued:

c.	The most significant transactions and their effects in income (expense) for each year ended December 31, continued:

	Income (expense)

Company	Nature of Transaction	2002	2003	2004

		ThCh$	ThCh$	ThCh$

Subtotal from previous page		271,818,806	236,079,102	250,151,681
Synapsis Sol y Serv. IT Ltda.	Services received	(3,301,431)	(2,345,245)	(1,751,977)
	Services provided	2,823	—	—
Synapsis Colombia	Services received	(405,866)	(384,055)	(459,498)
Synapsis Argentina	Services received	(42,558)	—	—
Consorcio ARA – Ingendesa Ltda.	Services provided	—	2,129,021	2,572,199
Transmisora Eléc. de Quillota Ltda.	Interest	149,128	109,927	81,104
	Services provided	5,245	131,501	85,307
	Price-level restatement	45,545	25,351	57,305
Sociedad Agrícola Pastos Verdes	Services provided	—	—	869
Consorcio Ingendesa Minmetal Ltda.	Services provided	—	—	61,141
Empresa Eléctrica de Bogotá	Services provided	—	(2,202,680)	—

Total		268,271,692	233,542,922	250,798,131

These transactions were carried out at prices that approximate market value.

The transfer of short-term funds between related companies, which are not for collection or payment of services, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30-day terms, with automatic rollover for the same period and settlement in line with cash flows.

7.	Income taxes:

a.	Taxes recoverable (payable) as of each year-end are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Income tax payable	(6,732,025)	(13,539,180)
Income tax recoverable	9,280,610	6,448,726
VAT recoverable	5,333,574	(1,516,055)

Net	7,882,159	(8,606,509)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

7.	Income taxes, continued:

b.	In accordance with BT No. 60 and complementary bulletins thereto of the Chilean Association of Accountants, and applicable circulars issued by the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2003 and 2004 as follows:

	As of December 31, 2003				As of December 31, 2004

	Asset		Liability		Asset		Liability

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	38,083	50,567	—	—	20,323	65,510	—	—
Deferred income	43,333	1,096,855	—	—	30,735	1,021,503	—	—
Vacation accrual	360,972	—	—	—	365,311		—	—
Assets in leasing	—	—	—	—	—	—	—	354,209
Depreciation	—	3,159,481	32,867	248,663,375		2,893,469	29,542	264,672,838
Severance indemnities	—	—	—	1,519,962	—	—	—	1,248,612
Other events	—	211,782	—	—	—	109,790	—	14,210
Finance costs	—	—	—	10,904,732	—	—	—	12,982,334
Tax losses	—	63,131,223	—	—	—	53,407,527	—	—
Contingencies	1,337,000	—	—	—	186,368	—	—	—
Capitalized Costs	—	—	—	637,485	—	—	—	2,455,698
Imputed interest on construction	—	—	—	4,664,007	—	—	—	4,293,140
Costs of studies	—	—	—	8,180,400	—	—	—	8,107,213
Spare parts used	—	—	—	973,913	—	—	—	895,914
Accrued expenses	347,798	—	—	—	441,104	—	—	—
Bonds discount	—	—	—	581,183	—	—	—	483,277
Construction in progress	—	3,899,439	—	—	—	3,632,328	—	—
Forward and swap contracts	—	312,837	989,222	—	1,615,743	—	—	—
Provision for obsolete materials		559,426			—	566,435	—	—
Pension benefits	165,898	1,703,296	—	—	290,966	729,395	—	—
Tax for external credit	—	—	—	1,023,941	—	—	—	965,439
Comission for external credit	—	—	—	192,158	—	—	—	155,355
Complementary accounts, net	—	(21,414,384)	—	(192,155,809)	—	(17,111,519)	—	(179,692,258)
Valuation allowance	—	(2,685,345)	—	—	—	(2,935,126)	—	—

Total	2,293,084	50,025,177	1,022,089	85,185,347	2,950,550	42,379,312	29,542	116,935,981

Net deferred tax balance	1,270,995	—	—	(35,160,170)	2,921,008	—	—	(74,556,669)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

7.	Income taxes, continued:

c.	Income tax expense for the years ended December 31, 2002, 2003 and 2004 is as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Current income tax (expense) benefit
Income tax provision	(41,764,798)	(51,413,485)	(52,676,432)
Adjustment for tax expense prior year	676,048	(1,681)	—

Non-deductible expense tax Art. 21	(111,572)	76,570	(101,694)

Deferred tax (expense) benefit
Deferred taxes	(15,901,913)	41,364,986	(33,160,730)
Amortization of complementary accounts	(15,721,515)	(18,049,338)	(8,630,695)
Change in valuation allowance	(131,037)	(39,587)	(38,891)
Other charges or credits	(163,262)	—	1,181,648

Total	(73,118,049)	(28,062,535)	(93,426,794)

8.	Other current assets:

Other current assets as of each year-end are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Accounts receivable from the Chilean Ministry of PublicWorks	58,830	29,537
Deposits related to payments to suppliers	2,956,280	2,994,122
Other deposits	—	10,992,830
Forward contracts and swaps	1,496,186	—
Unrealized losses on derivatives	376,691	152,931
Marketable securities	1,221,470	681,677
Other	379,776	98,314

Total	6,489,233	14,949,411

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

9.	Property, plant and equipment:

The composition of Property, plant and equipment as of each year end is as follows:

		As of December 31,

	Estimated years of useful lives	2003	2004

		ThCh$	ThCh$

Land		37,195,509	46,783,261

Buildings and infrastructure	35 – 40	5,655,006,863	5,435,726,181

Distribution and transmission lines and public lighting:
Distribution lines	35	3,029,363	3,029,363
Substations	35	10,177,739	10,177,853
Transmission lines	35	7,778,592	16,045,432

Sub-total		20,985,694	29,252,648

Machinery and equipment:
Generators and turbines	25	609,551,188	559,528,329
Combined cycle	25	324,842,664	309,398,129
Others	10-40	105,263,025	128,563,288

Sub-total		1,039,656,877	997,489,746

Construction in progress	—	25,306,771	26,548,558
Property, plant and equipment in leasing (1)	—	31,052	27,760,648
Furniture and fixtures, tools, software and information technology equipment	3 – 10	16,387,828	22,805,058
Vehicles	6 – 10	3,034,247	2,015,958
Other assets	3 – 8	7,860,839	6,851,949

Sub-total		52,620,737	85,982,171

Technical appraisal		616,373,521	565,650,260

Total Property, plant and equipment		7,421,839,201	7,160,884,267

Less: Accumulated depreciation		(2,637,198,853)	(2,686,319,608)

Total Property, plant and equipment, net		4,784,640,348	4,474,564,659

(1)	Refers to a leasing contract between the Company and Huepil S.A. for transmission lines and the related technical instalations. This contract has duration of 20 years and the annual interest rate year is 6.5%. As of December 31, 2004, the total leasing obligation amounts to ThCh$ 24,384,379, which respective parts are presented in other current liabilities and other long-term liabilities.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

9.   Property, plant and equipment, continued:

The Company and its foreign subsidiaries have individually purchased insurance policies which cover “all risk”, earthquake and machinery breakdown, with a coverage limitation of ThUS$ 100,000. This coverage includes business interruption damages. The premiums associated with these policies are recorded proportionately in each company under “Prepaid expenses” and charged to expenses over their term of usage.

Recoverability of property, plant and equipment

The Company periodically analyzes the recoverability of the recorded book values of its property, plant and equipment, including property, plant and equipment held by the Company’s subsidiaries in countries outside of Chile where these assets are measured into US dollars. The analyses consist of evaluating the recoverability of the Company’s property, plant and equipment by comparing estimated future undiscounted cash flows to the carrying amounts of such assets recorded by the Company in these companies, in accordance with Chilean GAAP. These analyses differ from impairment testing performed for goodwill (see note 12). The result of these analyses determined that no adjustments to the net book values of the property, plant and equipment of the Company and its subsidiaries as of December 31, 2004 were required.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

10.	Investment in related companies:

a.   Investments as of each year-end are as follows:

	As of December 31, 2003	As of December 31, 2004			Carrying Value		Equity in net earnings (losses)

Related Companies	Percentage Owned	Number of Shares	Percentage Owned	Related Equity	2003	2004	2002	2003	2004

	%		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Companía de Interconexión Energética S.A.	45.000%	128,270,106	45.000%	117,397,915	56,215,972	52,829,062	7,485,566	11,420,127	6,444,575
Gas Atacama Generación S.A. (1)	0.050%	—	0.050%	54,312,421	30,370	27,156	(4,962,299)	1,670	(657)
Gasoducto Atacama Argentina S.A. (1)	0.050%	—	0.050%	56,562,027	27,956	28,281	2,470,253	756	2,679
Gasoducto Atacama Chile S.A. (1)	0.050%	—	0.050%	59,830,121	26,368	29,915	3,325,927	2,712	5,767
Inversiones Eléctricas Quillota S.A.	50.000%	608,676	50.000%	26,253,719	11,272,753	13,126,860	1,356,310	3,372,473	3,549,575
Inversiones Electrogas S.A. (2)	42.500%	425	42.500%	18,101,389	8,188,544	7,693,090	660,880	2,551,417	2,086,836
Inversiones Gas Atacama Holding Ltda.	50.000%	—	50.000%	167,323,954	84,536,335	83,661,977	—	(243,649)	6,243,137
Comercializadora de Energía del Mercosur S.A.	45.000%	6,305,400	45.000%	8,523,313	3,555,666	3,835,491	(1,578,338)	625,312	579,196
Transmisora Eléctrica de Quillota Ltda.	50.000%	—	50.000%	5,764,453	2,763,633	2,882,227	130,989	159,044	128,695
Gas Atacama S.A (1)	0.00115%	1,147	0.00115%	167,326,512	1,940	1,919	—	4	143
Electrogas S.A. (2)	0.021%	85	0.021%	16,662,557	3,760	3,541	350	1,300	1,069
Distrilec Inversora S.A (3)	0.887%	4,416,141	0.887%	295,053,314	2,952,792	2,618,499	42,418	(138,859)	(85,684)
Consorcio ARA – Ingendesa Ltda.	50.000%	—	50.000%	533,523	63,689	266,762	58,933	51,648	202,801
Sociedad consorcio Ingendesa ARA Ltda.	50.000%	—	50.000%	10,726	—	5,363	—	—	4,863
Consorcio Ingendesa – Minmetal Ltda	50.000%	—	50.000%	82,174	1,705	41,087	19,583	—	40,028
Atacama Finance Co	—	—	—	—	—	—	(137,965)

Total					169,641,483	167,051,230	8,872,607	17,803,955	19,203,023

(1)	Inversiones Gas Atacama Holding Ltda. is the parent company of these entities (see Note 10 d).
(2)	Electrogas S.A. is consolidated by Inversiones Eléctrogas, but the Company also has a direct participation, which is reflected here.
(3)	The Company’s participation in Distrilec Inversora S.A. is accounted for under the equity method as the Company’s parent, Enersis S.A., exerts control over this Company.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

10.	Investment in related companies, continued:

b.	Purchases of subsidiaries during the years ended December 31, 2003 and 2004:

•	Lajas Inversora S.A.
During the year ended December 31, 2003, Lajas Inversora S.A. purchased 384,508 (0.0131%) shares of Central Eléctrica Cachoeira Dourada S.A. (Brazil) for ThCh$ 25,380, increasing its participation in voting rights to 99.61%.

•	Endesa-Chile
As of October 3, 2003, the Company acquired 18,127,421 (12.33%) shares of Central Costanera S.A. (Argentina) for ThCh $3,036,503 (US$ 4,500,000), increasing its participation to 64.26%.

The costs of these incremental investments are as follows:

	As of December 31,

	2003	2004

Purchases	ThCh$	ThCh$

Central Eléctrica Cachoeira Dourada S.A.	25,380	—
Central Costanera S.A.	3,036,503	—

	3,061,883	—

During the year ended December 31, 2004, no subsidiaries were purchased.

c.	Sales of subsidiary shares during the years ended December 31, 2003 and 2004:

As of June 23, 2003 the Company sold 330,939,522 shares of Infraestructura Dos Mil S.A. for ThCh$ 40,074,506 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A. for ThCh$ 41,151, which represented the Company’s total participation in these entities.

As of December 29, 2003, Compañía Eléctrica Cono Sur S.A. sold 3,150,000 shares of Atacama Finance to Gas Atacama S.A. for the price of US$4,400,000.

As of December 29, 2003, Compañía Eléctrica Cono Sur S.A. sold 5,000 shares of Enegex Co. to Gas Atacama S.A. for the price of US$5,000.

During the year ended December 31, 2004, no subsidiary shares were sold.

d.   New entities created in 2003:

As of October 1, 2003, Inversiones Gas Atacama Holding Limitada was formed. Inversiones Endesa Norte S.A.’s 50% participation was purchased for ThCh$ 717,500 in cash and in addition Endesa Norte S.A. transferred 99.50% of its participation in Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generacion Limitada, which is equal to 49.95% of total voting rights in these entities,to Inversiones Gas Atacama Holding Limitada.

As of December 1, 2003 Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generacion Limitada changed their names to Gasoducto Atacama Chile SA, Gasoducto Atacama Argentina SA and Gas Atacama Generación SA., respectively.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

10.	Investment in related companies, continued:

During the year ended December 31, 2004, no new entities were created.

e.   Net investment hedge

In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2003 and 2004, the Company has designated long-term liabilities denominated in foreign currencies as hedges against net investments in foreign countries, when the functional currency of those investments is the same currency in which the liability is denominated. The Company recorded foreign exchange gains and losses on those liabilities as cumulative translation adjustments in shareholders’ equity, and in this way, they act as economic hedges of the exchange risk affecting the investments. To the extent that liabilities exceed the total investment, the gain or loss on the ineffective portion of the hedging liability is recorded in current income. As of December 31, 2004 the corresponding investments and associated liabilities are as follows:

Company	Country of Origin	Investment	Reporting Currency	Associated Liability

		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	332,514,494	US$	254,029,968
Central Hidroeléctrica Cachoeira Dourada S.A.	Brazil	333,881,589	US$	326,329,745
Edegel S.A.	Peru	165,115,398	US$	97,236,037
Companía de Interconexión Energética S.A.	Brazil	52,829,062	US$	40,240,941
Hidroeléctrica El Chocón S.A.	Argentina	167,982,348	US$	77,797,288
Comercializadora de Energia del Mercosur S.A.	Argentina	3,835,491	US$	2,514,714
Central Costanera S.A.	Argentina	92,936,967	US$	56,035,228
Distrilec Inversora S.A.	Argentina	2,618,498	US$	1,259,902

Total		1,151,713,847		855,443,823

11.	Investments in other companies:

Investments in other companies as of December 31, 2003 and 2004 are as follows:

			As of December 31,

Company	Number of shares	Percentage owned	2003	2004

		%	ThCh$	ThCh$
Club de la Banca y Comercio	1	—	1,994	2,245
Club Empresarial	1	1.00%	6,447	5,486
Empresa Eléctrica de Aysen S.A	2,516,231	—	2,047,755	2,047,755
Inmobiliaria España S.A.	1	—	100	—
Inverandes S.A.	—	—	3,541	—
Cooperativa Eléctrica de Chillán	—	—	13,363	13,363
CDEC-SIC Ltda.	—	23.16%	173,229	213,764
CDEC-SING Ltda.	—	7.69%	103,171	103,171
Empresa Eléctrica de Bogotá S.A.	1,966,881	1.69%	66,951,560	18,840,120
Financiera Eléctrica Nacional	4,072	0.10%	111,723	115,694
Electrificadora de la Costa	13,590,296	0.19%	27,137	24,852
Electrificadora del Caribe	85,568,116	0.06%	1,376,666	1,331,547

Total			70,816,686	22,697,997

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

12.	Goodwill and Negative Goodwill:

a.	Goodwill is calculated as the excess of the purchase price over the net book value of the assets acquired and, as of December 31, 2002, 2003 and 2004, is as follows:
	As of December 31,

Company	Amortization			Net Balance

	2002	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Central Costanera S.A. (1)	24,865,737	—	—	—	—
Companía Hidroeléctrica Cachoeira Dourada S.A. (1)	72,016,695	—	—	—	—
Lajas Inversora S.A. (1)	1,861,514	—	—	—	—
Emgesa S.A.	1,672,379	1,368,843	1,253,592	18,933,729	16,086,006
Gasoducto Atacama Chile Ltda.	4,941	4,941	4,941	74,934	69,992
Hidroeléctrica El Chocón S.A. (1)	10,424,262	—	—	—	—
Hidroinvest S.A. (1)	1,428,357	—	—	—	—
Edegel S.A.	42,467	34,742	31,818	480,607	408,325
Pangue S.A.	72,149	173,156	173,156	3,217,820	3,044,664

Total	112,388,501	1,581,682	1,463,507	22,707,090	19,608,987

b.	Negative goodwill has been recorded as the excess of the net book value of the assets acquired over the purchase price and, as of December 31, 2002, 2003 and 2004, is as follows:

	As of December 31,

Company	Amortization			Net Balance

	2002	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Edegel S.A.	10,657,030	8,718,901	7,984,811	44,711,106	32,961,832
Central Costanera S.A.	—	434,671	2,699,974	16,952,154	12,824,889
Central Hidroeléctrica Betania S.A (1).	36,115,750	6,609,649	5,218,912	14,680,338	7,583,899
Empresa Eléctrica de Bogotá S.A.	263,785	216,069	197,877	3,021,314	2,569,614
Companía Hidroeléctrica Cachoeira Dourada S.A. (1)	38,169,362	—	—	—	—
Hidroeléctrica El Chocón S.A. (1)	3,740,843	—	—	—	—

Total	88,946,770	15,979,290	16,101,574	79,364,912	55,940,234

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

12.	Goodwill and Negative Goodwill, continued:

(1)	An analysis of the recoverability of the net goodwill balance (goodwill less negative goodwill) associated with investments in and outside Chile was performed in accordance with IAS No. 36 “Impairment of Assets”, following the guidance in Technical Bulletin No. 56 issued by the Chilean Association of Accountants. The results of this analysis showed that the goodwill and negative goodwill associated with investments made in Argentina and Brazil were 100% impaired as of December 31, 2002, due to the finding that the future discounted cash flows expected to be produced from the investees in those countries were not sufficient to offset the recovery of recorded goodwill and negative goodwill.

Endesa-Chile recorded a charge to income of ThCh$ 64,342,113, which is recorded in amortization of goodwill and amortization of negative goodwill in the consolidated statement of income for the year ended December 31, 2002. The amount recorded by the Company on a consolidated basis, net of the effect of minority interests, was a net charge to income of ThCh$ 58,088,073.

An analysis of the recoverability of goodwill and negative goodwill associated with investments in and outside Chile performed as of December 31, 2003 and 2004 did not result in any impairment.

13.	Other intangibles:

The detail of other intangibles as of each year-end is as follows:

		As of December 31,			As of December 31,
	Useful life (months)	2003			2004
		Total	Accumulated Amortization	Net Balance	Total	Accumulated Amortization	Net Balance

				ThCh$	ThCh$	ThCh$	ThCh$

Easements	24	2,382,007	(1,699,487)	682,520	2,124,928	(1,398,867)	726,061
Water rights	1,440	15,499,145	(1,230,681)	14,268,465	14,625,394	(1,249,144)	13,376,250
Salex-fourth line Comahue	60	9,955,607	(4,175,914)	5,779,693	9,117,392	(4,307,030)	4,810,362
Software	48	1,124,626	(396,529)	728,096	2,203,059	(1,411,944)	791,115
Other	—	4,279	(1,565)	2,714	5,552	(1,650)	3,902

Total		28,965,664	(7,504,176)	21,461,488	28,076,325	(8,368,635)	19,707,690

Amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to ThCh$ 3,319,915, ThCh$ 1,679,893 and ThCh$ 1,401,515, respectively.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

14.	Other assets:

Other assets as of each year-end are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Bond discount	13,898,289	12,341,942
Reimburseable contributions	3,749,905	3,224,685
Deferred commissions on loans and lines of credit (1)	17,273,421	10,985,333
Minimum tax on earnings of certain productive assets (Argentina)	4,074,877	7,215,098
Bond issuance costs	5,650,523	5,104,634
Unrealized loss on derivative contracts	8,313,130	803,101
Software and licenses	1,037,740	104,431
Investment funds	—	7,338,729
Investment “Empresa Eléctrica de Bogotá” (2)	—	42,474,437
Forward contracts and swaps	4,964,116	—
Others	1,329,817	288,031

Total	60,291,818	89,880,421

(1)	In May 2003, the Company refinanced debt of US$ 743 million, incurring commission expenses of ThCh$ 16,141,071, which are presented in the statement of cash-flows as other disbursements for financing. These costs are being deferred and are amortized over the period of the loans to which they relate.

(2)	As a result of a reconciliation agreement signed on October 5, 2004, Corporación Financiera del Valle (Corfivalle) will withdraw its participation in Central Hidroelécrica de Betania S.A. E.S.P. through an exchange of assets between Grupo Corfivalle and the Company. This agreement will be formalized during 2005 and 2006 when the legal processes defined by both parts are completed. Afterwards, the involved assets will be transferred.

In this transaction, the Company will transfer Betania S.A. E.S.P.’s electric substation as well as 3.81% of its participation in Empresa de Energía de Bogotá S.A. E.S.P. to Corfivalle in exchange for Corfivalle’s 14.3% participation in Central Hidroeléctrica de Betania S.A. E.S.P.

The parties, understanding that the steps necessary to complete the asset transfer will occur gradually, have granted usufruct of political and economic rights of the aforementioned assets, which was exchanged on January 1, 2004. Hence, the Company’s 3.81% participation in Empresa Eléctrica de Bogotá S.A., which is subject to complete execution of this agreement, is shown under other assets.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

15.	Debt due to banks and financial institutions:

a.	Short-term debt due to banks and financial institutions:

During May 2003 the Company refinanced debt of US$ 743 million with a consortium of 24 banks lead by BBVA, Dresdner Kleinwort Wasserstein, Salomon Smith Barney and and Santander Central Hispano Investment Securities, extending the payment period to 2008. In July 2003 the Company issued bonds of US$ 600 million and in October 2003 of UF 8 million (see Note 16), of which US$ 459 million was used to prepay the debt. In February 2004, the company obtained a loan of US$ 250 million in order to prepay the mentioned debt. In November 2004, the Company obtained a new loan of US$ 250 million to refinance the loan obtained in February 2004. The Company’s new loan’s interest rate is LIBOR + 0.375%. The loan matures in November 2010.

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2003	2004	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
Banco BBVA Bhif	—	—	—	—	8,042	1	8,042	1
Banco Barinas	3,735,924	—	—	—	—	—	3,735,923	—
Banco Continental	—	5,710,588	6,158,450	6,001,156	—	—	6,158,450	11,711,744
Banco Crédito e Inversiones – Perú	3	—	4,972,353	3,671,731	—	—	4,972,356	3,671,731
ABN Ambro Bank	—	—	4,414,546	13,754	—	—	4,414,546	13,754
Banco Ganadero	—	—	2,708,704	—	—	—	2,708,704	—
Banco Itau	1,869,696	—	—	—	—	—	1,869,696	—
Lloyd’s Bank	2,651,014	1,447,010	—	—	—	—	2,651,014	1,447,010
Banco Santander	—	1,301,529	2,800,075	—	—	—	2,800,075	1,301,529
Banco Santander Santiago	—	1,118,960	—	10,030,057	2,430,118	2,426,482	2,430,118	13,575,499
Bank Boston	1,265,617	8,610,036	8,286,512	683,103	—	—	9,552,129	9,293,139
Interbank	—	—	7,401	2,676	—	—	7,401	2,676
Citibank	—	13,856,057	3,929,393	—	—	—	3,929,393	13,856,057
Hermes Bank	3,372,502	—	—	—	—	—	3,372,502	—
Banco de Galicia y Buenos Aires		607,566	—	—	—	—	—	607,566
Banco Ciudad de Buenos Aires		2,021,133	—	—	—	—	—	2,021,133
Banco Provincia de Buenos Aires		557,957	—	—	—	—	—	557,957
Davivienda	—	—	3,335,822	3,295,130	—	—	3,335,822	3,295,130
Banco AV Villas	—	—	2,207,480	—	—	—	2,207,480	—
Banco de Occidente	—	—	1,756,856	—	—	—	1,756,857	—
Banco Ganadero	—	8,678,548	—	16,580,167	—	—	—	25,258,715
Banco de Bogotá	—	—	—	9,362,360	—	—	—	9,362,360

Total	12,894,756	43,909,384	40,577,592	49,640,134	2,438,160	2,426,483	55,910,508	95,976,001

Total principal	12,713,455	43,712,726	40,537,102	49,194,757	2,438,160	2,426,483	55,688,717	95,333,966

Weighted average annual interest rate	5.70%	3.41%	6.81%	7.06%	3.00%	9.00%	6.54%	5.44%

	As of December 31,

	2003	2004

	%	%
Percentage of debt in foreign currency	95.64	99.99
Percentage of debt in local currency	4.36	0.01

Total	100.00	100.00

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

15.	Debt due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2003	2004	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh
ABN Amro Bank	1,802,878	4,730,550	—	—	—		1,802,878	4,730,550
Banco Estado	3,964	—	—	—	1,399,790	1,700,403	1,403,754	1,700,403
Banco Medio Crédito	—	—	1,865,846	1,787,795	—	—	1,865,846	1,787,795
Banco Santander Central Hispano	83,051	5,685	—	—	—	—	83,051	5,685
Corfinsura	—	—	201,474	3,322,906	—	—	201,474	3,322,906
Bancolombia	—	—	201,474	3,322,906	—	—	201,474	3,322,906
Banesto	5,220,485	—	—	—	—	—	5,220,485	—
Bank of América	47,599,342	—	—	—	—	—	47,599,342	—
Banco Nationale París	12,040,232	15,424,717	—	—	—	—	12,040,232	15,424,717
Bank of Tokio – Mitsubishi	5,902,460	3,768,571	984,662	—	—	—	6,887,122	3,768,571
Bndes	—	5,390,771	1,536,220	953,545	—	—	1,536,220	6,344,316
J.P. Morgan Chase Bank	323,089	—	—	1,796,500	—	—	323,089	1,796,500
Citibank	10,031,498	30,974,021	—	—	—	—	10,031,498	30,974,021
Citibank N.A.	27,620	—	—	—	—	—	27,620	—
Export Develop. Corp.	1,872,924	5,685	—	—	—	—	1,872,924	5,685
Santander Investment Bank	3,134,095	1,757,221	—	—	—	—	3,134,095	1,757,221
Kreditanstalt für Wiederaufbau	355,648	—	—	—	—	—	355,648	—
Midland Bank	—	321,924	—	—	—	—	—	321,924
Santander Inv. Bank	—	1,166,638	—	—	—	—	—	1,166,638
Skandinaviska Enskildabnken	2,034,805	1,857,431	—	—	—	—	2,034,805	1,857,431
BIRF	—	—	1,144,981	—	—	—	1,144,981	—
Societe Generale	1,169,497	—	—	—	—	—	1,169,497	—
Davivienda	—	—	163,192	2,492,844	—	—	163,192	2,492,844
Conavi	—	—	125,921	2,076,816	—	—	125,921	2,076,816
Bancafe	—	—	75,553	1,246,090	—	—	75,553	1,246,090
Colpatria	—	—	50,369	830,726	—	—	50,369	830,726
Granahorrar	—	—	75,553	1,246,090	—	—	75,553	1,246,090
Banco Bilbao Vizcaya Argentaria S.A.	16,859	5,685	—	—	—	—	16,859	5,685
Dresdner Bank Luxembourg	16,859	—	—	—	—	—	16,859	—
HSBC Bank plc. Spanish Branch	20,244	—	—	—	—	—	20,244	—
San Paolo IMI S.p.A.	19,349	—	—	—	—	—	19,349	—
BNP Paribas	16,859	—	—	—	—	—	16,859	—
Caja Madrid, Miami Agency		5,685		—			—	5,685
Deutsche Bank AG	16,859	—	—	—	—	—	16,859	—
Landesbank Rheinland-Pfalz	5,270	—	—	—	—	—	5,270	—
Credit Lyonnais	10,760	—	—	—	—	—	10,760	—
ING Bank N.V.	10,760	—	—	—	—	—	10,760	—

Subtotal	91,735,407	65,414,584	6,425,245	19,076,218	1,399,790	1,700,403	99,560,442	86,191,205

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

15.	Debt due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions, continued:

	Foreign Currency				Local Currency		Total

	US$		Other foreign currencies		Ch$

Financial Institution	2003	2004	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh

Subtotal previous page	91,735,407	65,414,584	6,425,245	19,076,218	1,399,790	1,700,403	99,560,442	86,191,205
The Bank of Tokyo-Mitsubishi, Ltd.	10,760	—	—	—	—	—	10,760	—
WestLB AG	10,760	—	—	—	—	—	10,760	—
Banco Popular Español	7,536	—	—	—	—	—	7,536	—
Bayerische Hypo-und Vereinsbank AG, IBF Branch	3,193	—	—	—	—	—	3,193	—
Bayerische Landesbank, IBF Branch	3,193	—	—	—	—	—	3,193	—
Banco de Sabadell S.A.	2,139	—	—	—	—	—	2,139	—
Israel Discount Bank of New York	1,724	—	—	—	—	—	1,724	—
Banca Intesa, S.p.A.	10,760	—	—	—	—	—	10,760	—
Banco Español de Crédito	5,364	—	—	—	—	—	5,364	—
Mizuho Corporate Bank	4,310	—	—	—	—	—	4,310	—
Landesbank Baden-Württemberg	4,310	—	—	—	—	—	4,310	—
Royal Bank of Canada Europe Limited	10,759	—	—	—	—	—	10,759	—

Total	91,810,215	65,414,584	6,425,245	19,076,218	1,399,790	1,700,403	99,635,250	86,191,205

Total principal	89,015,555	65,414,584	5,500,050	1,614,382	1,285,412	1,614,382	95,801,017	70,653,391

Weighted average annual interest rate	4.87%	6.96%	8.12%	11.71%	9.00%	6.00%	4.98%	7.99%

	As of December 31,

	2003	2004

	%	%
Percentage of debt in foreign currency	98.60	98.03
Percentage of debt in local currency	1.40	1.97

Total	100.00	100.00

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

15.	Debt due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions:

		As of December 31, 2003	As of December 31, 2004

Financial Institution	Currency	Long-term portion	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long- term portion	Annual interest rate

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%

Banco Estado	Ch$	4,473,332	—	1,698,508	1,008,580	—	—	2,707,088	9.00%
Banco Medio Crédito	Arg$	11,978,742	1,768,301	1,768,300	3,536,601	2,652,453	—	9,725,655	1.75%
Bandes	Rs	7,066,368	2,153,138	2,600,176	482,902	—	—	5,236,216	17.75%
Banco Santander Central	US$	44,959,632	—	—	34,837,500	—	—	34,837,500	2.94%
Banesto	US$	17,353,151	1,621,643	1,621,643	3,243,286	4,864,927	—	11,351,499	6.64%
Banco Nationales de	US$	41,107,965	2,544,205	2,544,205	4,378,968	—	—	9,467,378	5.78%
Paris	US$	14,374,183	911,946	911,946	1,823,892	4,559,730	911,946	9,119,460	5.98%
Bank Of Tokio Mitsubishi Ltda.	US$	5,839,939	—	—	—	—	—	—	—
	Pounds	412,208	—	—	—	—	—	—	—
	Yen	432,999	—	—	—	—	—	—	—
	Euros	124,781	—	—	—	—	—	—	—
	other	—	—	—	—	—	—	—	—
Barings Bank		—	624,288	—	—	—	—	624,288	6.98%
JP Morgan Chase Bank	US$	48,691,600	13,935,000	—	—	—	—	13,935,000	8.60%
Citibank	US$	9,564,422	—	—	—	—	—	—	—
Citibank N.Y.	US$	14,951,972	—	—	—	—	—	—	—
Citybank N.A. Nassau		—	—	—	34,837,500	—	—	34,837,500	2.94%
Export Development Corp.	US$	8,495,248	789,576	789,576	1,579,152	3,947,880	—	7,106,184	2.86%
	US$	4,860,914	728,452	728,452	1,456,904	728,452	—	3,642,260	2.50%
Kreditanstalt für Wiederaufbau	US$	1,498,278	266,802	266,802	533,605	—	—	1,067,209	4.85%
West lB New York	US$	5,825,219	—	—	—	—	—	—	—
Skandinaviska Enskildabnken	US$	5,029,075	1,381,678	1,381,678	—	—	—	2,763,356	0.65%
Bank of America	US$	—	8,506,342	—	—	—	—	8,506,342	7.42%
Davivienda	$ Col	6,572,620	—	—	4,665,140	—	—	4,665,140	12.45%
Corfinsura	$ Col	8,763,125	—	—	6,219,897	—	—	6,219,897	12.45%
Bancolombia	$ Col	8,763,125	—	—	6,219,897	—	—	6,219,897	12.45%
CONAVE	$ Col	5,476,953	—	—	3,887,436	—	—	3,887,436	12.45%
Bancafe	$ Col	3,286,172	—	—	2,332,462	—	—	2,332,462	12.45%
Colpatria	$ Col	2,190,781	—	—	1,554,974	—	—	1,554,974	12.45%
Granahorrar	$ Col	3,286,172	—	—	2,332,463	—	—	2,332,463	12.45%
Banco Bilbao Viscaya Argentina S.A.	US$	9,126,754	—	—	34,837,500	—	—	34,837,500	2.94%
Dresdner Bank Luxembourg S.A.	US$	9,126,754	—	—	—	—	—	—	—
HSBC Bank plc, Spanish Branch	US$	10,959,017	—	—	—	—	—	—	—
San Paolo IMI S.p.A.	US$	10,475,024	—	—	—	—	—	—	—
BNP Paribas	US$	9,126,754	—	—	—	—	—	—	—
Deutsche Bank AG	US$	9,126,754	—	—	—	—	—	—	—

Subtotal		343,320,033	35,231,371	14,311,286	149,768,659	16,753,442	911,946	216,976,704

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

15.	Debt due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions, continued:

		As of December 31, 2003	As of December 31, 2004

Financial Institution	Currency	Long-term portion	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long term portion	Annual interest rate

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%

Subtotal previous page		343,320,033	35,231,371	14,311,286	149,768,659	16,753,442	911,946	216,976,704
Landesbank Rheinland-Pfalz- Girozentrale	US$	2,852,112	—	—	—	—	—	—	—
Credit Lyonnais	US$	5,825,219	—	—	—	—	—	—	—
ING Bank N.V.	US$	5,825,219	—	—	—	—	—	—	—
Bank Of Tokio Mitsubishi ltda.	US$	5,825,219	—	—	—	—	—	—	—
Caja Madrid, Caja Madrid Miami Agency	US$		—	—	34,837,500	—	—	34,837,500	2.94%
Banco Popular Español	US$	4,079,380	—	—	—	—	—	—	—
Bayerische Hypo-und Vereinsbank AG	US$	1,728,552	—	—	—	—	—	—	—
Bayerische Landesbank	US$	1,728,552	—	—	—	—	—	—	—
Banco de Sabadell, SA	US$	1,158,130	—	—	—	—	—	—	—
Israel Discount Bank of New York	US$	933,418	—	—	—	—	—	—	—
Banca Intesa, S.p.A.	US$	5,825,219	—	—	—	—	—	—	—
Banco Español de Crédito	US$	2,903,967	—	—	—	—	—	—	—
Mizuho Corporate Bank	US$	2,333,544	—	—	—	—	—	—	—
Landesbank Baden- Württemberg	US$	2,333,544	—	—	—	—	—	—	—
Royal Bank of Canada Europe Limited	US$	5,825,224	—	—	—	—	—	—	—

Total		392,497,332	35,231,371	14,311,286	184,606,159	16,753,442	911,946	251,814,204

	As of December 31,

	2003	2004

	%	%
Percentage of debt in foreign currency	98.86	98.92
Percentage of debt in local currency	1.14	1.08

Total	100.00	100.00

d.	Debt priority

Except for certain debts, which are collateralized by liens on specific assets (see Note 27), all of these debts rank the same in priority of payment.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.	Bonds and notes payable:

a.	Details of the current portion of bonds payable is as follows at each year-end:
						Par value
			Face Value	Interest	Maturity
Issuer	Series	Currency	Outstanding	rate	Date	2003	2004

Endesa-Chile	1	US$	230,000,000	7.88%	2/1/2027	4,105,260	3,771,380
Endesa-Chile	2	US$	220,000,000	7.33%	2/1/2037	4,086,799	3,742,710
Endesa-Chile	3	US$	200,000,000	8.13%	2/1/2097	788,936	802,816
Endesa-Chile	1	US$	400,000,000	7.75%	7/15/2008	8,647,831	7,919,724
Endesa-Chile	1	US$	400,000,000	8.50%	4/1/2009	5,173,483	4,737,900
Endesa-Chile	E-1 and E-2	U.F.	6,000,000	6.20%	8/1/2006	2,647,755	2,643,780
Endesa-Chile	C1, C2, D1 and D2	U.F.	1,115,287	6.80%	11/1/2010	2,665,953	2,800,303
Endesa-Chile	F	U.F.	1,500,000	6.20%	8/1/2022	661,939	660,946
Endesa-Chile	144A	US$	400,000,000	8.35%	8/1/2013	8,865,590	7,757,150
Endesa-Chile	144A	US$	200,000,000	8.63%	8/1/2015	4,579,317	4,006,313
Endesa-Chile	G	U.F.	4,000,000	4.80%	10/15/2010	685,589	684,563
Endesa-Chile	H	U.F.	4,000,000	6.20%	10/15/2008	882,578	881,259
Betania	B	$ Col.	300,000,000,000	12.04%	11/10/2011	—	1,197,295
Edegel-Peru	1	US$	30,000,000	8.75%	6/3/2006	126,048	115,423
Edegel-Peru	2	US$	30,000,000	8.41%	2/14/2007	585,137	535,871
Edegel-Peru	3	US$	30,000,000	8.75%	6/13/2007	82,583	75,622
Edegel-Peru	4	US$	20,000,000	8.44%	11/21/2005	114,631	11,252,968
Edegel-Peru	1A	Soles	100,000,000	6.00%	6/6/2005	70,282	17,046,287
Edegel-Peru	3A	Soles	50,000,000	4.13%	9/4/2006	116,771	112,835
Edegel-Peru	3B	Soles	50,000,000	4.88%	10/30/2006	72,570	68,975
Edegel-Peru	4A	Soles	50,000,000	4.75%	12/12/2006	22,915	20,162
Edegel-Peru	5 A 2nd emission	US$	10,000,000	3.75%	1/26/2009	—	89,416
Edegel-Peru	5B	Soles	35,000,000	6.00%	2/22/2004	5,381,578	—
Edegel-Peru	6 A 2nd emission	Soles	30,000,000	5.88%	2/27/2008	—	102,242
Edegel-Peru	6 B 2nd emission	Soles	20,000,000	8.50%	6/18/2008	—	10,423
Edegel-Peru	7 A 2nd emission	US$	10,000,000	4.78%	7/26/2009	—	88,492
Emgesa-Colombia	A-1	$ Col.	15,000,000,000	9.89%	7/26/2006	60,416	63,581
Emgesa-Colombia	B-5	$ Col.	12,750,000,000	9.97%	10/9/2004	2,857,948	—
Emgesa-Colombia	B-7	$ Col.	19,500,000,000	10.29%	10/9/2006	102,361	108,803
Emgesa-Colombia	B-10	$ Col.	229,825,000,000	10.60%	10/9/2009	1,243,574	1,322,078
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	10.57%	11/10/2009	201,756	209,129
Emgesa-Colombia	C-10	$ Col.	7,701,962,000	9.88%	10/9/2009	75,532	85,246
Emgesa-Colombia	C-10	$ Col.	19,777,918,000	10.25%	10/8/2009	40,901	46,172
Emgesa-Colombia	B-10 2nd emission	$ Col.	50,000,000,000	15.18%	7/26/2006	1,193,394	1,009,389
Emgesa-Colombia	B-1	$ Col.	85,000,000,000	13.95%	7/26/2006	1,215,623	1,188,391
Endesa Chile Internacional	Only	US$	150,000,000	7.20%	4/1/2006	1,643,342	1,504,980

Total						58,998,392	76,662,624

Back to Content

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.	Bonds and notes payable, continued:

b.	Details of the long-term portion of bonds payable is as follows at each year-end:

						Par value
			Face value	Interest	Maturity
Issuer	Series	Currency	outstanding	rate	date	2003	2004

Endesa-Chile	1	US$	230,000,000	7.88%	2/1/2027	125,308,441	114,758,069
Endesa-Chile	2	US$	220,000,000	7.33%	2/1/2037	133,901,900	122,628,000
Endesa-Chile	3	US$	200,000,000	8.13%	2/1/2097	24,598,997	22,527,879
Endesa-Chile	1	US$	400,000,000	7.75%	7/15/2008	243,458,000	222,960,000
Endesa-Chile	1	US$	400,000,000	8.50%	4/1/2009	243,458,000	222,960,000
Endesa-Chile	E-1 and E-2	U.F.	6,000,000	6.20%	8/1/2006	104,058,000	103,902,300
Endesa-Chile	C1, C2; D1 and D2	U.F.	1,115,287	6.80%	11/1/2010	18,103,889	15,477,997
Endesa-Chile	F	U.F.	1,500,000	6.20%	8/1/2022	26,014,500	25,975,575
Endesa-Chile	144A	US$	400,000,000	8.35%	8/1/2013	243,458,000	222,960,000
Endesa-Chile	144A	US$	200,000,000	8.63%	8/1/2015	121,729,000	111,480,000
Endesa-Chile	G	U.F.	4,000,000	4.80%	10/15/2010	69,372,000	69,268,200
Endesa-Chile	H	U.F.	4,000,000	6.20%	10/15/2008	69,372,000	69,268,200
Betania	B	$ Col.	300,000,000,000	12.04%	11/10/2011	—	69,973,766
Edegel-Peru	1	US$	30,000,000	8.75%	6/3/2006	18,259,350	16,722,000
Edegel-Peru	2	US$	30,000,000	8.41%	2/14/2007	18,259,350	16,722,000
Edegel-Peru	3	US$	30,000,000	8.75%	6/13/2007	18,259,350	16,722,000
Edegel-Peru	4	US$	20,000,000	8.44%	11/21/2005	12,172,900	—
Edegel-Peru	1A	Soles	100,000,000	6.00%	6/6/2005	17,570,585	—
Edegel-Peru	3A	Soles	50,000,000	4.13%	9/4/2006	8,785,291	8,489,187
Edegel-Peru	3B	Soles	50,000,000	4.88%	10/30/2006	8,785,291	8,489,187
Edegel-Peru	4A	Soles	50,000,000	4.75%	12/12/2006	8,785,291	8,489,187
Edegel-Peru	5 A 2nd emission	US$	10,000,000	3.75%	1/26/2009	—	5,574,000
Edegel-Peru	6 A 2nd emission	Soles	30,000,000	5.88%	2/27/2008	—	5,093,511
Edegel-Peru	6 B 2nd emission	Soles	20,000,000	8.50%	6/18/2008	—	3,395,675
Edegel-Peru	7 A 2nd emission	US$	10,000,000	4.78%	7/26/2009	—	5,574,000
Emgesa-Colombia	A-1	$ Col.	15,000,000,000	9.89%	7/26/2006	3,286,172	3,498,692
Emgesa-Colombia	B-1	$ Col.	85,000,000,000	13.95%	6/26/2006	18,621,639	19,825,842
Emgesa-Colombia	B-7	$ Col.	19,500,000,000	10.29%	10/9/2006	4,272,023	4,548,300
Emgesa-Colombia	B-10	$ Col.	229,825,000,000	10.60%	10/9/2009	50,349,936	53,605,777
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	10.57%	11/10/2009	13,144,687	13,994,769
Emgesa-Colombia	C-10	$ Col.	7,701,962,000	9.88%	10/9//2009	3,163,907	3,570,852
Emgesa-Colombia	C-10	$ Col.	19,777,918,000	10.25%	10/8/2009	1,777,815	2,006,479
Emgesa-Colombia	B-10 2nd emission	$ Col.	50,000,000,000	15.18%	7/26/2006	10,953,905	11,662,258
Endesa Chile International	Only	US$	150,000,000	7.20%	4/1/2006	91,296,750	83,610,000

Total						1,730,576,969	1,685,733,702

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.	Bonds and notes payable, continued:

c.	Bonds payable by entities

Endesa-Chile (Individual legal entity):

•	The Company made following public offerings of bonds in the local market on the following dates:

On November 26, 2002, the fifth bond issuance was registered under No. 317 and 318 for UF 8,000,000 and was fully placed as of December 2003.

Risk ratings of the bonds issued are as follows:

Rating Category	Entity	Date of rating

Comisión Clasificadora de Riesgo	A+	June 16, 2004
Feller-Rate Clasificadora de Riesgo	A+	August 5, 2004
Fitch Chile Clasificadora de Riesgo Ltda.	A+	February 8, 2005

Third Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Four million Unidades de Fomento (UF 4,000,000) divided into:
      - Series C-1: 120 bonds at UF 10,000 each
      - Series C-2: 800 bonds at UF 1,000 each
      - Series D-1: 120 bonds at UF 10,000 each
- Series D-2: 800 bonds at UF 1,000 each
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series C-1 and C-2: 15 years (5-year grace period and 10 years to amortize capital) Series D-1 and D-2: 20 years (5-year grace period and 15 years to amortize capital)
Capital amortization	Series C-1 and C-2: 20 consecutive installments payable semi-anually, starting April 1, 1996. Amortization installments will increase with time.
Series D-1 and D-2: 30 consecutive installments payable semi-anually, starting May 1, 1996. Amortization installments will increase with time.
Early Redemption	At the issuers option, starting May 1, 1996 and only on the interest payment and amortization dates.

Nominal interest rate	6.8% annually, compounded and on semi-annually outstanding capital, readjusted by the value of the Unidad de Fomento. The applicable interest rate will be equal to 3.34409%.

Interest Payments	Interest will be paid semi-anually each May 1 and November 1, starting May 1, 1991. Accrued interest at the end of the year amounts to ThCh$ 201,501 (ThCh$ 228,969 in 2003), and is shown under current liabilities.

Guarantee	There is no specific guarantee, however there is a general guarantee over the issuer’s assets.

Placement period	48 months from the registration date in the Chilean Securities Register of the SVS.

Back to Conten

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Fourth Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Seven and a half million (UF 7,500,000) divided into (1): Series E-1: 1,500 bonds at UF 1,000 each. Series E-2: 600 bonds at UF 10,000 each. Series F: 200 bonds at UF 10,000 each.
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series E-1 and E-2: August 1, 2006. Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.
Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.
Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.
Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer’s assets.
Interest payments	Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at the end of the year amounted to ThCh$ 3,304,726 (ThCh$ 3,309,694 in 2003) and is presented under current liabilities.

(1)	The Company holds a currency swap that swaps UF payments to US dollars, which has a fair value of ThCh$ 8,089,738 as of December 31, 2004 and is included in long-term other assets.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Fifth Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Eight million (UF 8,000,000) divided into: Series G: 4,000 bonds at UF 1,000 each. Series H: 4,000 bonds at UF 10,000 each.
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series G: October 15, 2010. Series H: in semi-annual installments from April 15, 2010.
Early Redemption	Only in the case of Series G, beginning October 16, 2004.

Nominal interest rate	Series G: 4.8% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 2.3719%.
Series H: 6.2% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.

Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.

Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer’s assets.

Interest payments	Interest will be paid semi-annually each April 15 and October 15, starting April 15, 2004. Accrued interest at the end of the year amounted to ThCh$ 1,565,822 (ThCh$ 1,568,167 in 2003) and is presented under current liabilities.

•	The Company has issued and placed four public offerings of bonds in the international market as follows:

Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category	Date of rating

Standard & Poor’s	BBB-	August 4, 2003
Moodys Investors Services	Ba1	January 26, 2005
Fitch	BBB-	February 9, 2005

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

First Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Six hundred and fifty million US Dollars (US$ 650,000,000) divided into: Series 1: US$ 230,000,000 Series 2: US$ 220,000,000 Series 3: US$ 200,000,000
Indexation	Variation in the US Dollar
Capital Amortization	Series 1 full expiration on February 1, 2027
Series 2 full expiration on February 1, 2037 (Put Option on February 1, 2009, on which date the holders may redeem 100% of the securities plus accrued interest).
Series 3 full expiration on February 1, 2097

Nominal interest rate	Series 1: 7.875% annually Series 2: 7.325% annually Series 3: 8.125% annually

Interest Payments	Interest will be paid semi-anually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of December 31, 2004 amounts to ThCh$ 11,723,401 (ThCh$ 12,801,201 in 2003), which is shown under current liabilities.

Second Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on July 15, 2008
Nominal interest rate	Series 1: 7.75% annually
Interest Payments	Interest will be paid semi-anually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of December 31, 2004 amounts to ThCh$ 7,919,724 (ThCh$ 8,647,830 in 2003), which is shown under current liabilities.

Third Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on April 1, 2009
Nominal interest rate	Series 1: 8.50% annually
Interest Payments	Interest will be paid semi-anually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of December 31, 2004 amounts to ThCh$ 4,737,900 (ThCh$ 5,173,483 in 2003), which is shown under current liabilities.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Fourth Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US and European market under the Rule 144-A.
Issuance Value	Six hundred million US Dollars (US$ 600,000,000) in two series
Indexation	Variation in the US Dollar
Capital amortization	Series 1: expiration on August 1, 2013: US Dollars 400,000,000; Series 2: expiration on August 1, 2015: US Dollars 200,000,000
Nominal interest rate	Series 1: 8.35% annually Series 2: 8.625% annually
Interest Payments	Interest will be paid semi-anually each February 1 and August 1 annually, starting July 23, 2003. Accrued interest as of December 31, 2004 amounts to ThCh$ 11,763,463 (ThCh$ 13,444,908 in 2003), which is shown under current liabilities.

Repurchase of Yankee Bonds:

During November 2001, the Company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

- Series 1: US$ 230,000,000; 30 years term with maturity in 2027.

- Series 3: US$ 200,000,000; 100 years term with maturity in 2097.

The offer expired November 21, 2001, and the Company repurchased a total of US$ 24,119,000 and US$ 159,584,000 of Series 1 and 3 bonds, respectively, with accrued interest, at prices of US$ 21,324,000 and US$ 134,828,000 for Series 1 and 3, respectively.

Endesa-Chile Internacional

Endesa-Chile Internacional issued Yankee Bonds on April 1, 1996. The risk rating of these bonds is as follows as of the date of these financial statements:

Rating Entity	Category	Date of rating

Standard & Poor’s (Eurobonds)	BBB-	February 21, 2003
Standard & Poor’s (Yankee Bonds)	BBB-	August 4, 2003
Moodys Investors Services	Ba1	January 26, 2005

First Issuance	Issuance Terms

Issuer	Endesa-Chile Internacional
Securities issued	Marketable securities denominated in US$ (150,000 bonds).
Issuance Value	One hundred and fifty million Dollars (US$ 150,000,000)
Readjustment	Variation in the US Dollar
Capital amortization	Full expiration as of April 1, 2006
Nominal interest rate	7.2 % annually until expiration
Interest Payments	Interest is to be paid quarterly, beginning on October 1, 1996. Accrued interest as of December 31, 2004 amounts to ThCh$ 1,504,980 (ThCh$ 1,643,342 in 2003), which is shown under current liabilities.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Endesa-Chile Internacional is a 100%-owned finance subsidiary of Endesa-Chile and Endesa-Chile has issued a full and unconditional guarantee of the US$ 150 million Yankee Bonds issued by Endesa-Chile Internacional on April 1, 1996.

On June 24, 2000, Eurobonds (European Medium Term Note Programme) amounting to 1,000,000,000 Euros were issued in Great Britain:

Issuance Terms

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

Edegel S.A.

Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, 2004, June 18, 2004, and July 26, 2004 as follows:

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US$ (120,000 bonds).
Issuance Value	One hundred and twenty million US dollars (US$ 120,000,000)
Capital amortization	Full expiration as of June 3, 2006, February 14, 2007, June 13, 2007, and November 21, 2005, respectively.
Nominal interest rate	8.75%, 8.41%, 8.75%, and 8.44% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 831,884 (ThCh$ 1,018,802 in 2003) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (20,000 bonds).
Issuance Value	One hundred million Peruvian Soles (Peruvian Soles 100,000,000)
Capital amortization	Full expiration as of June 6, 2005.
Nominal interest rate	6.0% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 67,914 (ThCh$ 70,282 in 2003) and is shown under other current liabilities.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of September 4, 2006
Nominal interest rate	4.13% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 112,835 (ThCh$ 116,771 in 2003) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of October 30, 2006.
Nominal interest rate	4.875% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 68,975 (ThCh$ 72,570 in 2003) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of December 12, 2006.
Nominal interest rate	4.75% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 20,162 (ThCh$ 22,915 in 2003) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US Dollar (10,000 bonds).
Issuance Value	Ten million US Dollar (US$ 10,000,000)
Capital amortization	Full expiration as of January 26, 2009.
Nominal interest rate	3.75% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 89,416 (ThCh$ 0 in 2003) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (6,000 bonds).
Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)
Capital amortization	Full expiration as of February 27, 2008.
Nominal interest rate	5.875% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 102,242 (ThCh$ 0 in 2003) and is shown under other current liabilities.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (4,000 bonds).
Issuance Value	Twenty million Peruvian Soles (Peruvian Soles 20,000,000)
Capital amortization	Full expiration as of June 18, 2008.
Nominal interest rate	8.5% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 10,423 (ThCh$ 0 in 2003) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US Dollar (10,000 bonds).
Issuance Value	Ten million US Dollar (US$ 10,000,000)
Capital amortization	Full expiration as of July 26, 2009.
Nominal interest rate	4.78% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of December 31, 2004 amounts to ThCh$ 88,492 (ThCh$ 0 in 2002) and is shown under other current liabilities.

Emgesa S.A.

Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 from the first issuance, and on February 26, 2003 from the second issuance, as per the following:

First Issuance	Issuance Terms

Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Five hundred and thirty million Colombian pesos ($Col 530,000,000)
Capital amortization	Full expiration between 2004 and 2009 at the amount of $Col 449,554,880
Nominal interest rate	15.5% annual average rate
Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2004 amounts to ThCh$ 1,771,428 (ThCh$ 4,522,072 in 2003) and is shown under current liabilities.

Second Issuance	Issuance Terms

Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Fifty billion Colombian pesos ($Col 50,000,000,000)
Capital amortization	Full expiration on July 26, 2006
Nominal interest rate	15.18% average annual rate
Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2004 amounts to ThCh$ 2,261,361 (ThCh$ 2,469,433 in 2003) and is shown under current liabilities.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

16.      Bonds and notes payable, continued:

Central Hidroeléctrica de Betania S.A.

Central Hidroeléctrica de Betania S.A. E.S.P. issued bonds on November 11, 2004 from the first issuance, as per the following:

First Issuance	Issuance Terms

Issuer	Central Hidroeléctrica de Betania S.A. E.S.P.
Securities issued	Ordinary bonds denominated in Colombian pesos
Issuance Value	Four hundred billion Colombian pesos ($Col 400,000,000,000)
Capital amortization	Expiration between 2004 and 2009 at the amount of $Col 300,000,000,000
Nominal interest rate	IPC+8.25% effective annual rate
Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2004 amounts to ThCh$ 1,197,295 (ThCh$ 0 in 2003) and is shown under current liabilities.

d.	Discounts on bonds

The discount of the bonds was deferred in the year of the respective issuance. As of December 31, 2004, such discounts amount to ThCh$ 12,341,942 (ThCh$ 13,898,289 in 2003) and are shown under other assets.

e.	Notes payable

Composition of the short-term and long-term balance per creditor as of each year end is as follows:

	Short-term		Long-term

	As of December 31,		As of December 31,

	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$

Mitsubishi Corporation (1)	19,776,617	24,741,061	123,545,346	93,693,050
Banco de Crédito de Perú	2,193,093	—	—	—

Total	21,969,710	24,741,061	123,545,346	93,693,050

(1)	Balance includes financing arrangements provided by the supplier of electrical installations and equipment for San Isidro and Central Costanera plants.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

17.	Accrued expenses:

The accrued expenses included in short-term and long-term liabilities as of each year end are as follows:

	Short-term		Long-term

	As of December 31,		As of December 31,

	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$

Employee salaries	7,990,280	7,193,171	—	—
Provision for contingences, lawsuits, and others	4,141,759	2,174,283	59,555	—
Provisional tax payments and other	—	—	7,830,827	7,450,766
Post retirement benefits	689,777	169,898	3,427,182	4,120,654
Employee severance indemnities (1)	59,136	153,226	3,462,992	4,243,666
Pensions and post-retirement benefits of foreign subsidiaries	—	—	21,159,635	21,183,430
Provision for purchases of energy and power	5,934,253	2,487,185	—	—
Provisions for syndicated expenses	685,987	114,795	—	—
Others	2,907,203	2,932,814	3,045,975	664,994

Total	22,408,395	15,225,372	38,986,166	37,663,510

(1)	Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2 p), and an analysis of the changes in the accrual in each year is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Opening balance as of January 1	2,712,541	3,462,992
Net increase in accrual	792,535	876,328
Net transfers to short-term accrual	(42,084)	(95,654)

Total	3,462,992	4,243,666

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

18. Minority interest:

The information presented below represents the participation by non-controlling shareholders in the legal entities presented below. As a result the economic participation by minority interest shareholders may be larger at the consolidated level of Endesa-Chile.

a.	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2003			As of December 31, 2004

Company	Equity	Participation	Total	Equity	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Capital de Energía S.A.	476,360,496	49.10%	233,893,003	433,491,652	49.00%	212,410,909
Central Hidroeléctrica Betania S.A.	438,238,156	14.38%	63,009,005	396,701,579	14.38%	57,036,960
Central Cachoeira Dourada	416,599,853	0.39%	1,641,902	360,922,632	0.39%	1,422,468
Central Costanera S.A.	173,721,282	35.74%	62,079,140	164,571,235	35.74%	58,809,379
Companía Eléctrica San Isidro S.A. (1)	45,055,766	50.00%	22,527,884	52,472,376	50.00%	26,236,188
Edegel S.A.	557,722,052	36.44%	203,255,109	486,331,290	36.44%	177,237,603
Emgesa S.A. (1)	815,270,848	51.52%	420,002,269	738,223,906	51.52%	380,310,072
Empresa Eléctrica Pangue S.A.	87,532,641	5.02%	4,390,812	78,452,150	5.02%	3,935,317
Endesa Argentina S.A.	58,412,739	0.01%	5,841	53,515,263	0.01%	5,352
Generandes Perú S.A.	309,802,801	40.37%	125,064,355	276,210,577	40.37%	111,503,503
Hidroeléctrica El Chocón S.A.	206,365,348	34.81%	71,835,778	179,753,696	34.81%	62,572,262
Hidroinvest S.A.	85,746,919	30.07%	25,784,098	72,645,379	30.07%	21,844,465
Ingendesa S.A.	2,625,142	2.36%	62,019	2,362,755	2.36%	55,820
Pehuenche S.A.	199,166,284	7.35%	14,638,722	190,683,185	7.35%	14,015,214
Túnel El Melón S.A.	(6,702,981)	0.05%	(3,352)	(8,422,193)	0.05%	(4,211)

Total			1,248,186,585			1,127,391,301

(1)	Endesa-Chile consolidates these companies because it exercises control over their operations (see Note 2).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

18. Minority interest, continued:

b. Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year is as follows:

	Year-ended December 31, 2002			Year-ended December 31, 2003			Year-ended December 31, 2004

Company	Net Income	Partici - pation	Total	Net Income	Partici - pation	Total	Net Income	Partici - pation	Total

	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
Sociedad Concesionaria Autopista Los Libertadores S.A.	(86,726)	0.05%	(43)	—	—	—	—	—	—
Capital de Energía S.A.	24,505,416	49.10%	12,032,158	8,829,230	49.10%	4,335,152	13,373,141	49.00%	6,552,839
Central Hidroeléctrica Betania S.A.	(7,614,236)	14.38%	(1,094,759)	(1,730,620)	14.38%	(248,825)	(4,639,241)	14.38%	(667,021)
Central Cachoeira Dourada	(36,753,279)	0.41%	(149,682)	4,422,415	0.39%	17,430	14,818,479	0.39%	58,403
Central Costanera S.A.	25,607,194	48.07%	12,308,728	28,497,368	35.74%	12,560,325	5,476,455	35.74%	1,957,006
Compañía Eléctrica San Isidro S.A. (1)	5,435,295	50.00%	2,717,648	13,507,303	50.00%	6,753,652	14,213,098	50.00%	7,106,549
Edegel S.A.	4,715,042	36.44%	1,718,340	32,678,917	36.44%	11,909,439	17,792,745	36.44%	6,484,352
Emgesa S.A. (1)	58,148,661	51.52%	29,956,388	22,776,713	51.52%	11,733,857	28,156,505	51.52%	14,505,359
Empresa Eléctrica Pangue S.A.	19,515,334	5.01%	977,718	38,094,663	5.01%	1,910,904	4,839,958	5.02%	242,782
Endesa Argentina S.A.	(11,161,195)	0.01%	(1,116)	39,291,822	0.01%	3,929	(452,791)	0.01%	(45)
Generandes Perú S.A.	13,567,291	40.37%	5,476,982	29,270,349	40.37%	11,816,153	19,175,749	40.37%	7,741,062
Hidroeléctrica El Chocón S.A.	(26,680,983)	34.81%	(9,287,650)	13,950,752	34.81%	4,856,257	(3,492,111)	34.81%	(1,215,604)
Hidroinvest S.A.	(27,436,481)	30.07%	(8,250,150)	7,282,633	30.07%	2,189,889	(6,762,318)	30.07%	(2,033,429)
Inecsa 2000 S.A.	(101,789)	2.68%	(2,728)	—	—	—	—	0.00%	—
Infraestructura 2000 S.A.	427,520	40.00%	171,008	—	—	—	—	0.00%	—
Ingendesa S.A.	955,795	2.36%	22,581	1,641,617	2.36%	38,783	947,753	2.36%	22,391
Pehuenche S.A.	20,717,560	7.35%	1,522,741	46,943,144	7.35%	3,450,321	27,870,640	7.35%	2,048,492
Túnel El Melón S.A.	(3,020,593)	0.05%	(1,510)	(2,322,960)	0.05%	(1,161)	(1,719,213)	0.05%	(860)

Total			48,116,654			71,326,105			42,802,276

(1)	Endesa-Chile consolidates these companies because it exercises control over their operations (see Note 2).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

19.	Shareholders’ equity:

a.	Dividends

In accordance with law 18.046, the Company must declare a minimum dividend of 30% of net income of the year. The Company paid dividends to shareholders during 2002 and 2004 related to 2001 and 2003 net income, respectively, as follows:

Payment date	Historical value Ch$ per share	Type of dividend	Year related to

April 2001	0.9600	Final	2000
April 2002	0.9400	Final	2001
April 2004	2.30000	Final	2003

No dividend was paid in 2003 related to 2002 net income because the Company incurred a net loss for the year ended December 31, 2002.

b.	Number of shares

As of each of the years ended December 31, 2002, 2003 and 2004, the number of shares authorized, subscribed, outstanding and paid for was 8,201,754,580, all having voting rights.

c.	Subscribed and paid-in capital

Subscribed and paid-in capital as of each of the years ended December 31, 2002, 2003 and 2004 amounted to
ThCh$ 1,076,448,692.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

19.	Shareholders’ equity, continued:

d.	Other reserves

Other reserves are composed of the following as of December 31, of each year:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Accumulated (deficit) surplus of development-stage subsidiaries (1)	1,730,390	—
Accumulated capital revaluation	1,709,534	1,709,534
Revaluation of property, plant and equipment under Decree Law No. 4 (see Note 2)	1,172,062	1,172,062
Other revaluations	76,270	76,270
Reserve for technical revaluation of property, plant and equipment (Circulars 550 and 566)	29,320,088	29,320,088
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	24,655,989	24,655,989
Equity adjustment of unconsolidated subsidiaries	(334,082)	(334,082)
Reduction of capital in foreign subisiaries	(6,223,116)	(6,223,116)
Accumulated translation adjustment of domestic entities reporting in foreign currency	(1,130,585)	(8,225,531)
Accumulated foreign currency translation adjustment related to foreign subsidiaries, net (2)	(562,518)	(18,884,154)

Total	50,414,032	23,237,060

(1)	As of December 31, 2004, no company was classified as a development-stage company. The related accumulated surplus has been reclassified to retained earnings.
(2)	The detail of the net cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, of each year are as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Endesa Argentina S.A.	7,833,406	4,362,218	6,871
Endesa Chile Internacional	1,685,621	1,685,621	1,685,621
Distrilec Inversora S.A	544,051	162,617	29,837
Cesa S.A.	—	—	(14,244)
Endesa Colombia S.A.	1,089,278	115,979	115,979
Ingendesa Do Brasil Ltda.	(10,394)	(16,679)	(119,138)
Cono Sur S.A.	—	(6,735,574)	(20,075,849)
Central Costanera S.A.	—	(136,700)	(513,231)

Total	11,141,962	(562,518)	(18,884,154)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

20.	Other income and expenses:

a.	The detail of other non-operating income in each year is as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	75,628,299	18,899,624	5,848,631
Gain on sale of property, plant and equipment	2,680,054	1,701,758	6,820,138
Gain on sale of other assets	—	5,107	25,640
Energy and power contract settlement	12,937,400	2,475,358	12,047,772
Dividends Empresa Eléctrica de Bogotá	5,363,385	2,369,127	1,426,289
Indemnities and commissions	658,589	2,341,666	9,701
Gains on service and other contracts	—	978,963	259,820
Gain on sale of derivative instruments	—	—	6,915,462
Recovery of expenses and clients’ portfolio	—	11,944,335	14,335,004
Gain from sales of investments	—	1,494,462	—
Guarantee for bonds of Infraestructura Dos Mil S.A.	—	702,570	—
Generador security foundation	2,196,813	—	—
Other	6,632,480	2,774,667	3,553,385

Total	106,097,020	45,687,637	51,241,842

b.	Other non-operating expenses in each year are as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	18,589,254	14,807,896	33,139,481
Loss on sale of property, plant and equipmnet	1,947,270	7,867,776	515,282
Loss on sale of other assets	—	414,581	211,277
Loss on sale of financial instruments	—	1,171,257	—
Costs of sales of materials and property, plant and equipment	—	427,783	—
Retirement benefits and severance indemnities	1,570,001	1,881,748	—
Board of directors compensation	224,981	247,990	219,353
Contingencies and litigation	12,512,064	6,631,531	7,440,641
Intangible amortization and other deferred expenses	1,482,890	—	—
Energy and power settlement (1)	18,062,292	2,743,676	25,696,096
Provision for obsolescence of work-in-progress	47,944,429	2,041,643	—
Provision for obsolescence of property, plant and equipment	—	9,049,181	108,032
Tax penalties	9,012,056	6,166,524	3,190,352
Tax on equity, Colombia	—	—	2,554,545
Other	9,337,205	8,112,091	6,210,878

Total	120,682,441	61,563,677	79,285,937

(1)	The amount recorded in 2004 corresponds to the result of recalculating the balances of power from the period April 2000-March 2004 (see note 31). The amount recorded in 2003, corresponds to provisory recalculations of energy and power for operations from previous years.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

21.	Price-level restatement:

The gain (loss) from price-level restatement as of each year is as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Assets

Current assets	4,348,061	6,052,775	3,313,025
Accounts receivable from subsidiaries	5,210,084	1,806,586	3,039,752
Property, plant and equipment	60,909,541	20,021,416	43,472,277
Investment in subsidiaries	2,769,356	1,808,719	4,137,597
Goodwill and negative goodwill	(1,129,814)	(969,674)	(1,399,301)
Other assets	4,177,695	24,369,670	51,394,105

Net gain from asset accounts	76,284,923	53,089,492	103,957,455

Liabilities and Shareholders’ equity

Shareholders’ equity	(43,378,236)	(14,664,014)	(36,750,804)
Current and long-term liabilities	(33,520,590)	(35,298,343)	(57,724,943)
Minority interest	6,885,269	(2,217,630)	(3,996,316)
Accounts payable to subsidiaries	(596,175)	(317,374)	(218,476)

Net loss from liabilities and shareholders’ equity accounts	(70,609,732)	(52,497,361)	(98,690,539)

Net gain from price-level restatement of balance sheet	5,675,191	592,131	5,266,916
Net gain (loss) from price-level restatement of income statement	(1,537,833)	(2,828)	(3,055,574)

Net gain from price-level restatement	4,137,358	589,303	2,211,342

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

22.	Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each year is as follows:

Assets
		As of December 31,

Current assets	Cur-rency	2002	2003	2004

Cash	US$	2,833,970	3,201,769	(100,997)
	Other	(14,173)	7,396	708

Time deposits	US$	(63,650)	(9,479,865)	(2,166,229)
	Other	(32,149)	(7,095)	3,637

Other accounts receivable, net	US$	815,620	(148,916)	(6,271)
	UC	44,035	(121,589)	(59,302)

	Other	—	—	(380,587)

Other current assets	US$	22,958,494	(22,764,561)	(527,486)
	Other	8,248	(142,233)	(134,416)

Accounts due from related companies	US$	11,475,064	—	(12,998,243)

Prepaid expenses	US$	—	(64,208)	6,594

Non-current assets
Long-term receivables	US$	1,218,548	—	849,714

	UC	209,130	(228,007)	7,077

Accounts due from related companies	US$	(44,265)	(29,716,443)	—

Deferred expenses	US$	236,099	—	—

Forward contracts	US$	16,602,886	—	1,126,794

Other non-current assets	US$	14,304,056	(183,246,760)	(48,069,815)

Subtotal foreign currency translation		70,551,913	(242,710,512)	(62,448,822)

Liabilities
		As of December 31,

Current liabilities	Cur-rency	2002	2003	2004

Short-term debt due to banks and financial institutions	US$	(2,195,610)	6,685,624	(444,593)

Current portion of long-term	US$	(1,853,754)	7,419,317	2,222,240
debt due to banks and financial		¥(74,235)	57,473	14,655
Institutions	Euro	(27,049)	89,379	1,206
	Pounds	—	—	(100,925)
	UP	(250,637)	171,411	—

Current portion of bonds payable	US$	(2,613,334)	13,663,068	213,448

Current portion of long-term	US$	(886,926)	2,304,677	518,049

Accounts payable to related companies	US$	277,192	—	—

Dividends payable	Other	—	46	49

Accrued expenses	US$	2,827	—	182,164

	Other	—	—	1,748

Accounts payable	US$	(16,013)	53,497	(72,826)
	Other	15,222	172	725

Miscellaneous payables	US$	(393,596)	(144,405)	(1)

Other current liabilities	US$	2,690	1,499,050	52,423
	Other	—	(999)	—

Long-term liabilities

Debt due to banks and financial	US$	(21,209,856)	92,492,374	20,119,226
Institutions		¥(187,142)	40,257	3,748
	Euro	(62,619)	1,033	450
	UP	(381,716)	14,394	905,122

Bonds payable	US$	(31,688,386)	130,735,017	59,217,266

Long-term notes payables	US$	(2,913,279)	6,121,987	1,554,147

Accounts payable	US$	370,860	(177,377)	1,679,507

Other long-term liabilities	US$	(6,923,113)	10,013,912	(2,988,698)

Accounts payable to related Companies	US$	—	2,000,980	—

Forwards	US$	—	(21,150,511)	—

Subtotal foreign currency translation		(71,008,474)	251,890,376	83,079,130

Net charges to income		(456,561)	9,179,863	20,630,308

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

23.	Extraordinary loss:

The Company recorded an extraordinary loss of ThCh$ 11,315,378 in the year ended December 31, 2002 related to a tax affecting its Colombian subsidiary that was introduced by the Columbian government to support state security.

24.	Bond issuance costs:

The costs related to the registration and issuance of bonds of Endesa-Chile incurred during the years ended December 31, 2002, 2003 and 2004 are as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Stamp taxes	1,499,890	2,231,224	—
Commissions	774,485	2,660,768	—
Consulting fees	1,768,551	874,661	381,109
Insurance	7,490,566	—	—
Other	—	56,775	93,708

Total	11,533,492	5,823,428	474,817

Bond issuance costs are included in Other Assets and are amortized over the life of the bonds, on a straight-line basis, which does not differ significantly from the effective interest method.

25.	Other cash-flow items:

Cash flows related other disbursement for financing as of December 31, 2004 is as follows:

As of December 31, 2004

ThCh$

Realization of forward contracts	4,172,458
Santander Leasing	2,008,445
Cost of debt “Jumbo 1 & 2”	1,938,551
Other	31,400

Total cash-outflow	8,150,854

Cash flows related to other sources of financing as of December 31, 2004 are as follows:

As of December 31, 2004

ThCh$

Realization of swaps	5,653,081
Realization of forward contracts	4,386,569
Other	97,763

Total cash-inflow	10,137,413

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

25.	Other cash-flow items, continued:

Cash flows related to other receipts from investments as of December 31, 2004 are as follows:

As of December 31, 2004

ThCh$

Receipt of loans given to Infraestructura group	1,760,516
Payment received from OHL for Infraestructura Dos Mil S.A.	38,552,256
Other	261,588

Total cash inflow	40,574,360

26.	Financial derivatives:

As of December 31, 2004 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rates and foreign currency risk:

						As of December 31, 2004

Type (1)	Nominal amount US$	Period Of maturity	Item	Sales/ Purchase	Hedged Item	Hedged Amount ThCh$	Effect of year end valuation ThCh$

FR	78,000,000	1st Quarter 05	Exchange rate	P	Bonds	43,477,200	(152,911)
EO	123,000,000	1st Quarter 05	Interest rate	P/S	Bonds	68,560,200	(312,040)
EO	150,000,000	2nd Quarter 05	Interest rate	P/S	Bonds	83,610,000	(491,061)
S	50,000,000	3 rd Quarter 05	Exchange rate	S	Bonds	—	(1,191,862)

(1) FR = Forward, EO = European Option, S = Swap

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies:

The detail of liens and guaranties granted by the Company and its subsidiaries as of December 31, 2004 is as follows:

a.       Liens held by third parties:

		As of December 31, 2004

		Book value of liened assets and schedule to be released

Guarantee	Subsidiary	2005	2006-2008	After 2008	Total

		ThCh$	ThCh$	ThCh$	ThCh$
Bancos Acreedores	Pangue S.A.	3,228,325	4,445,174	—	7,673,499

Total		3,228,325	4,445,174	—	7,673,499

b.       Guarantees of subsidiary obligations:

		As of December 31, 2004

		Balance payable of related debt

Guarantee	Subsidiary	2005	2006-2008	After 2008	Total

		ThCh$	ThCh$	ThCh$	ThCh$

J.P. Morgan Chase Bank	Endesa Chile Internacional	—	83,610,000	—	83,610,000
Mitsubishi Corp.	Compañía Eléctrica San Isidro S.A.	—	25,394,018	—	25,394,018
Banco Español de Crédito	Compañía Eléctrica Tarapacá S.A.	—	16,082,048	—	16,082,048
Banco Santander Central Hispano	Compañía Eléctrica Cono Sur S.A.	—	73,843,366	—	73,843,366

Total		—	198,929,432	—	198,929,432

c.       Litigation and other legal actions:

The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries' results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision of ThCh$ 2,174,283 for these lawsuits, which Management considers to be adequate. Management does not believe that it is reasonably possible that the Company will incur losses in excess of the established provision.

The following is a detail of pending lawsuits that have been filed against the Company, its subsidiaries and equity method investees. The lawsuits are detailed by Company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, a general description of the lawsuit, the process status of the lawsuit and the amounts involved in the lawsuit. The most relevant cases are detailed below.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

Endesa-Chile

i. Court: Arbitration Court
Process number: N/A
Cause: Arbitration to resolve discrepancies over additional tolls charged to Endesa-Chile by HQI Transelec Chile S.A. (Transelec) for the use of Transelec’s tranmission lines to transport electricity to the following clients of Endesa-Chile: Codelco Salvador, CMP (Compañia Minera de Pacifico), Emelat and Eso La Silla. Endesa-Chile maintains that their usage of these lines is included in a service contract between Transelec and Endesa-Chile, and therefore the additional tolls are not justified. In addition, the aforementioned service contract has expired, therefore, a new additional toll contract should be agreed-upon with Transelec. Until a new contract is signed, regulations established for the specific area in which Endesa-Chile is operating, which do not contemplate payment of either a basic or additional toll, should be followed.
Process status: Pending resolution from the Supreme Court.
Amounts involved: ThCh$ 3,617,831 (ThUS$ 4,956)

ii. Court: 24th Civil Tribunal of Santiago
Process number: 3622-2003
Plaintiff: Francisco Javier Errázuriz Talavera, Francisco Javier Errázuriz Ovalle, Matías Errázuriz Ovalle
Defendants: Empresa Nacional de Electricidad S.A., Francisco Fernández Montero, Luis Felipe Acuña Rivas, Rene Agustín Lara Montoya, Inversiones Cirrus
Cause: Endesa-Chile, among others, was party to a criminal suit brought against Francisco Javier Errázuriz Talavera, Francisco Javier Errázuriz Ovalle and Matías Errázuriz Ovalle in 1998, which was later dismissed. Presently, the three aforementioned men have brought a suit against Endesa-Chile and the other parties involved in the original criminal suit seeking restitution for damages related to the accusations of criminal wrongdoing.
Process status: The parties have been called to the sentencing hearing.
Amounts involved: ThCh$ 1,400,000.

iii. Court: 30th Civil Tribunal of Santiago
Process number: 4061-2002
Plaintiff: Sociedad Punta de Lobos S.A.
Defendants: Endesa, Celta and the Chilean government
Cause: The plaintiff seeks annulment of any transfers or other judicial acts between Endesa and Celta related to the real estate that forms part of the maritime concession bestowed to Endesa in the Punta Patache sector, in the First Region. In this suit, the plaintiff also requests that the the concession be declared invalid. Endesa presented evidence in its defense. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force.
Process status: The parties have been called to a sentencing hearing.
Amounts involved: Undetermined.

iv. Court: 8th Civil Tribunal of Santiago
Process number: 129-2003
Plaintiff: Sociedad Punta de Lobos S.A.
Defendant: Endesa, Cía Eléctrica Tarapacá S.A. and Terminal Marítimo Minera Patache S.A.
Cause: Lawsuit regarding the rejection of the plaintiff’s offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract. Endesa S.A. maintains that no such contractual obligations regarding the concession exist.
Process status: Endesa presented evidence in its defense. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force. The Tribunal summoned the parties to a sentencing hearing.
Amounts involved : Undetermined.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

v. Court: 21st Civil Tribunal of Santiago
Process number: 553-2003
Plaintiff: Sociedad Punta de Lobos S.A.
Defendant: Chilean Treasury
Interested third party: Endesa
Cause: The plaintiff requests that decree 139 is lifted. This decree extended of Endesa’s Marine Concession for shipping salt via Puerto Patache, which was one of the conditions established in the promise of sale that Endesa and Celta signed with Terminal Marítimo Puerto Patache S.A.
Process Status: The tribunal accepted Endesa-Chile as a participant in the suit and granted Endesa’s request for a precautionary measure for immediate suspension of the decree. The period for presenting evidence has ended and the parties are awaiting the tribunal’s call to a sentencing hearing. In terms of the precautionary measure for immediate suspension of decree 139, the Marine Subsecretary is in the process of resolving an appeal against Endesa’s request.
Amounts involved: Undetermined.

vi. Court: 7th Civil Tribunal of Santiago
Process number: 8895-2003
Plaintiff: Juan Francisco Aranguiz Córdoba, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue).
Defendant: Empresa Eléctrica Pangue S.A. and Endesa
Cause: Annulment of a contract allowing Endesa S.A. to voluntary use of water rights owned by Pangue signed on September 25, 2000, which the plaintiffs claim caused their stock, or stock they claim to have owned during the signing of the contract but which is in question in a suit brought by the same plaintiffs, as detailed below in “Pangue S.A., i)”, to decrease in value. They are seeking ThCh$ 2,521,996 (US$ 4,424,555) to compensate the decrease in the stock’s value and US$ 1,742,211 in dividends they did not receive while they did not have legal possession of the contested shares.
Process Status: No voluntary resolution was reached by the parties. Starting December 1, 2004, the Tribunal is receiving evidence, but the parties have not yet been officially notified of this resolution. notification has been presented to the court and is awaiting resolution.
Amounts involved: ThCh$ 3,604,380.

vii. Court: Court of Letters of Santa Bárbara
Plaintiff: María Elena Teresa Sola Ruedi
Defendant: Endesa, Ministry of Economy and Superintendency of Electricity and Fuel.
Cause: The plaintiff is seeking to replace an easement with expropriation as well as payment for a greater flooded surface. In addition, the plaintiff is requesting that the amount of the indemnity paid for the easement is recalculated.
Process Status: Evidence has been presented by the Ministry of Economy in its defense. To date, the case is pending resolution by the Court.
Amounts involved: Undetermined.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

viii. Court: Court of Letters of Curacautín
Process number: 16007
Plaintiff: Sociedad Agrícola Lolco S.A.
Defendant: Endesa and Chilean government
Cause: Suit against appraisal performed by “Commission of Good Men” to determine the amount that Endesa should pay the proprietors of farms with easements established in relation to the electric concession granted by Supreme Decree No. 31 on January 18, 2000 to construct the Ralco Hydroelectric Center.
Process Status: The case was decided and the defendants were ordered to pay the sum of ThCh$ 606,990 in addition to the payments already made. Endesa has appealed this decision.
Amounts involved: ThCh$ 1,125,693.

ix. Court: Court of Letters of Santa Bárbara
Process number: 3938
Plaintiff: Bunster Barrueto, et al.
Defendant: Endesa
Cause: Process initiated by Endesa with respect to the appraisals performed by “Commission of Good Men” to determine the amount that Endesa should pay the proprietors of farms with easements established in relation to the electric concession granted by Supreme Decree No. 31 on January 18, 2000 to construct the Ralco Hydroelectric Center. In the same file, the defendants presented a claim against the appraisals performed by the Commission.
Process Status: The court is currently receiving evidence.
Amounts involved: ThCh$ 1,751,000.

Judicial claims against SEC fines:
Court: Court of Appeals of Santiago
Process number: 5783-04
Claim Resolution number: 1439 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: Pending resolution by the Court of Appeals
Amounts involved: Fine of 1,500 UTA

Other Contingencies:
The Company is involved in other minor lawsuits that amount in aggregate to ThCh$ 3,246,622 as of December 31, 2004 (ThCh$ 2,562,513 in 2003).

Pehuenche S.A.

i. Court: 20th Civil Court of Santiago
Process number: 5.863-2001
Plaintiff: Empresa Eléctrica Pehuenche S.A.
Defendant: Empresa Eléctrica Colbún S.A.
Cause: Pehuenche S.A. seeks fulfillment of contract with an indemnity for damages related to services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period. Colbún S.A. responded with a countersuit against Pehuenche S.A. seeking payment for losses from April and May 2001 related to the sentence dictated by the Appeals Court of Talca that was later reversed by the Supreme Court.
Process status: Pending appeals recourses in order for the case to be recognized by the Court of Appeals of Santiago.
Amounts involved: Pehuenche S.A. is seeking US$ 7 million in capital and interest and Colbún S.A. is seeking US$ 2 million.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

ii. Court: Court of Appeals of Santiago
Process number: 5784-04
Plaintiff: Empresa Eléctrica Pehuenche S.A.
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 1429 from August 14, 2003.
Fine: 1,500 UTA
Cause: Fine for general black-out on September 23, 2002
Process status: Pending examination by the Court of Appeals
Amounts involved: US$ 848,526.

Administrative Claims:

i. Administrative tribunal: Superintendency of Energy and Fuels
Process number : N/A
Claim resolution number: 805 from May 2, 2000
Cause : Blackout on July 14, 1999.
Process status : Pending resolution
Amounts involved : Fine of 400 UTA

Pangue S.A.

i. Court: 29th Civil Tribunal of Santiago
Process number: 4663-2003
Plaintiff: Juan Francisco Aranguiz Córdoba, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue)
Defendant: Asesorías e Inversiones Ilihue S.A., Bancard S.A., Empresa Eléctrica Pangue S.A., Elesur S.A., Servicios Financieros S.A. and José Cox Donoso.
Cause: The plaintiffs, a group of minority shareholders and former employees of Pangue S.A., are seeking annulment of a series of acts and contracts by which these shareholders sold their shares to Ilihue S.A. and Bancard S.A., and damages of UF 75,557.97. In addition, they request, as consequence of the annulments, that other acts performed by Servicios Financieros S.A. be annulled, that Elesur S.A. should return the shares of Pangue S.A. acquired on June 2, 2003 to the shareholders.
Process status: The plaintiff withdrew their complaint against all the aforementioned defendants, except ELESUR S.A. and PANGUE S.A. Nevertheless, PANGUE S.A., submitted a request to also be withdrawn from the suit. This request is pending resolution.
Amounts involved: UF 75,557.97.

ii. Court: 7th Civil Tribunal of Santiago
Process number: 8895-2003
Plaintiff: Juan Francisco Aranguiz Córdoba, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue)
Defendant: Empresa Eléctrica Pangue S.A. and Endesa
Cause: Annulment of a contract allowing Endesa S.A. to voluntary use of water rights owned by Pangue signed on September 25, 2000, which the plaintiffs claim caused their stock, or stock they claim to have owned during the signing of the contract but which is in question in a suit brought by the same plaintiffs, as detailed below in “Pangue S.A., i)”, to decrease in value. They are seeking ThCh$ 2,521,996 (US$ 4,424,555) to compensate the decrease in the stock’s value and US$ 1,742,211 in dividends they did not receive while they did not have legal possession of the contested shares.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

Process Status: No voluntary resolution was reached by the parties. Starting December 1, 2004, the Tribunal is receiving evidence, but the parties have not yet been officially notified of this resolution. notification has been presented to the court and is awaiting resolution.
Amounts involved: ThCh$ 3,604,380

iii. Court: 2nd Civil Tribunal of Concepción
Process number: 6693-2003
Plaintiff: Municipality of Hualqui
Defendant: Empresa Eléctrica Pangue S.A.
Cause: The Municipality of Hualqui seeks repair and monetary compensation for environmental damage caused by the operation of the Pangue power plant during 2001 and 2002. The plaintiff is specifically demanding construction of a containment wall, obligatory notification when Pangue opens its floodgates, and damages of ThCh$ 1,000,000,000.
Process Status: The Tribunal decided in favor the Municipality of Hualqui, ordering Pangue to build a wall along the northern shore of the Bío Bío River. This decision has been appealed and is awaiting acceptance by the Court of Appeals of Concepción.
Amounts involved: ThCh$ 1,920,000,000.

iv. Court: 18th Civil Court of Santiago
Process number : 3886-99
Plaintiff: Empresa Eléctrica Pangue S.A.
Defendant: Chilectra S.A.
Cause: Lawsuit to annul obligation to pay compensation to regulated price users derived from electricity rationing decree No. 287 issued by the Chilean Ministry of Economy.
Process status : Case is awaiting sentencing.

v. Court: Court of Appeals of Santiago
Process number : 5785-04
Claim Resolution number: 1432 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: Pending resolution by the Court of Appeals
Amounts involved: Fine of 1,000 UTA.

San Isidro S.A.

i. Court: Court of Appeals of Santiago
Process number : 5782-04
Claim Resolution number: 1428 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: Pending resolution by the Court of Appeals
Amounts involved: Fine of 500 UTA.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

Compañía Eléctrica de Tarapacá S.A. (Celta)

i. Court : 8th Civil Court of Santiago
Process number : 129-2003
Plaintiff: Sociedad Punta de Lobos S.A.
Defendant: Endesa S.A., Celta S.A. and Terminal Marítimo Minera Patache S.A.
Cause: Lawsuit regarding the rejection of the plaintiff’s offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract. Endesa S.A. maintains that no such contractual obligations regarding the concession exist.
Process status: Endesa presented evidence in its defense. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force. The Tribunal summoned the parties to a sentencing hearing.
Amounts involved : Undetermined.

ii. Court: 30th Civil Tribunal of Santiago
Plaintiff : Sociedad Punta de Lobos S.A.
Defendant: Endesa, Celta and Chilean government
Cause: The plaintiff seeks annulment of any transfers or other judicial acts between Endesa and Celta related to the real estate that forms part of the maritime concession bestowed to Endesa in the Punta Patache sector, in the First Region. In this suit, the plaintiff also requests that the the concession be declared invalid. Endesa presented evidence in its defense. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force.
Process status: The parties have been called to a sentencing hearing.
Amounts involved: Undetermined.

iii. Court : 12th Civil Court of Santiago
Process number : 5237-2002
Plaintiff: Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A.
Defendant: Edelnor, Electroandina, Norgener, Aes Gener and Celta
Cause: Plaintiffs are seeking reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against Edelnor, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors.
Process status: The parties are now presenting evidence. Loss contingency is reasonably possible.
Amounts involved : ThCh$ 64,269.

iv. Court: Arbitration Court
Plaintiff: Celta
Defendant: Empresa Constructora Belfi S.A.
Cause: Controversy for differences related to concrete contaminated by chloride at the Puerto Patache pier.
Process status: A reconciliatory hearing was held. The lawsuit has not yet been presented.
Amounts involved: Undetermined.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

v. Court: Arbitration Court
Plaintiff: Celta
Defendant: Foster Weehler
Cause: Controversy for differences related to concrete contaminated by chloride within machine warehouse at Tarapacá Center.
Process status: Vasco Costa Ramírez was designated as arbitrator. Pending official notification of his appointment.
Amounts involved: Undetermined.

Hidroelectrica El Chocón S.A.

On December 28, 2000 the Federal Public Revenues Administration – General Tax Services (FPRA-GTS) notified Hidroelectrica El Chocon S.A. that it owed ThCh$ 328,256 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroelectrica El Chocón S.A. must pay ThCh$ 745,797 for related accrued interest calculated as of December 20, 2000. Hidroelectrica El Chocon S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocón S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroelectrica El Chocón S.A. ThCh$ 229,779 which Hidroelectrica El Chocón S.A appealed on February 20, 2001.

On December 28, 2000 Hidroelectrica El Chocón S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$ 148,533 as of December 11, 2000, as well as an imposed fine of ThCh$ 195,907. On February 20, 2001 Hidroelectrica El Chocón S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

On June 26, 2000, Hidroelectrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$ 294,469. Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

On December 28, 2001 Hidroelectrica El Chocón S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$ 324,071 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount. On January 15, 2002, Hidroelectrica El Chocón S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroinvest S.A.

On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$ 729,283 to the Argentine IRS for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$ 1,568,687 and related fines of ThCh$ 510,498.

Hidroinvest appealed this ruling before the Argentine Government Tribunal, which, in turn, confirmed the ruling of the Argentine IRS on May 26, 2004 with respect to the taxes and interest owed, but revoking the imposed fine. Both the IRS and Hidroinvest appealed the decision before the National Appeals Chamber.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

In order to avoid further fines should the IRS’s ruling be upheld, Hidroinvest paid the IRS ThCh$ 729,283 for capital and ThCh$ 2,552,286 for interest on July 30, 2004, leaving record that Hidroinvest was not in conformity with the payment and that this payment was subject to the decision of the Appeals Chamber.

On October 15, 2004, two specific legal fees of the IRS were set at ThCh$ 75,833 and ThCh$ 252,777, respectively. On November 2, 2004, Hidroinvest presented an appeal recourse because they considered these fee to be too high. Nevertheless, if the Appeals Chamber decides in favor of Hidroinvest, it will not be responsible for these fees. On November 30, 2004 the Appeals Chamber decided that it will hear this case. However, no decision has been handed up to date.

Central Costanera S.A.

On July 25, 1990, the Italian Government authorized a loan to the Argentine Government of up to US$ 93,995,562 to be used to finance purchases of goods and services or Italian origin, utilized in rehabilitating four groups of thermoelectric plants owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”). This loan financed the acquisition of goods and services included in Work Order No. 4322 (the “Order”), issued by SEGBA in favor of an Italian consortium lead by Ansaldo S.p.A. In accordance with the terms of the “Contract relative to work order no. 4322”: (i) SEGBA bestowed upon Central Costanera S.A. power to manage items related to the work order; and (ii) Central Costanera was obligated to pay the National Energy Secretary (the “Energy Secretary”) capital and interest payments derived from the loan from the Italian Government, at an annual interest rate of 1.75% (the “Contract”). A pledge was constituted on the class “A” shares of Central Costanera S.A. In case of noncompliance with the Contract, the Energy Secretary can immediately proceed to sell the pledged shares and their corresponding politica rights by public tender offer.

In accordance with Law No. 25.561, decree No. 214/02, the obligations contained in the Contract have been “pesofied” at the rate of one peso to one U.S. dollar, plus a special stabilization coefficient (“CER”), with the original interest rate stated in the Contract. On January 10, 2003, decree No. 53/03 modified decree No. 410/02 by including exceptions to the “pesofication” of obligations of provinces, municipalities, public and private sector companies that are denominated in foreign currency and were originally financed by multilateral credit organisms or originated in liabilities assumed by the National Treasury and refinanced with external creditors. Central Costanera considers that this exception does not apply to their loan and that decree No. 53/03 is unconstitutional because it violates principles of equality and property rights established in the National Constitution. If the loan is determined to comply with the exception, Central Costanera would present a US$ 8 million decrease in net income and a US$ 20 million increase in indebtedness as of December 31, 2004. To date, the Secretary of Energy has presented no complaint against payments made by Central Costanera S.A. at the US$ 1.00 to Arg$ 1.00 exchange rate. As of December 31, 2004, Central Costanera’s debt related to the Contract, including accrued interest, amounted to US$ 20,656,020 (US$ 22,593,478 in 2003).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

Edegel S.A.

i. Edegel S.A. vs SUNAT

From November 2000 to October 2001, the Peruvian tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes Edegel S.A. (Edegel) from 1996 to 1999. As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines of ThUS$ 90,920. The principal error was related to the provision for depreciation of real estate, machinery and equipment during all the audited periods. The case was decided in favor of SUNAT in administrative court and on August 1, 2004, Edegel appealed this decision. However, since then, Edegel acknowledged some errors, withdrawing those items from the appeal, but still appealed the most significant items from the original appeal. On September, the court decided certain items in favor of Edegel and others in favor of SUNAT.

On December 27, 2004, Edegel was notified of back taxes, fines and interest due of ThUS$ 8,227 related principally to a technical assistance contract between Edegel and Generandes (its controlling entity). Edegel will appeal this resolution. Edegel’s external legal advisors believe that a favorable outcome is probable.

On July 16, 1997, Talleres Moyopampa S.A. (formerly Empresa de Generación Eléctrica de Lima S.A.) was notified of a payment due of ThUS$ 351 and interest of ThUS$ 270 related to unpaid taxes from May and June of tax year 1994. On August 15, 1997, Talleres Moyopampa S.A. appealed this resolution to SUNAT, claiming that a Contract they had with the Ministry of Economy and Finance during the privatization process of ELECTROLIMA established that ELECTROLIMA was solely responsible for any taxes determined by SUNAT and in 1994, ELECTROLIMA was in charge of the old Edegel S.A.A.’s administration. Again, SUNAT ruled against Talleres Moyopampa S.A. Talleres Moyopampa S.A. appealed this decision to the Government Tribunal, which declared SUNAT’s ruling null and ordered SUNAT to issue a new pronouncement, taking into consideration the aforementioned Contract. On August 12, 1998, SUNAT notified Edegel that it was liable for the aforementioned payments related to Talleres Moyopampa S.A. 1994 taxes. On January 21, 1999, Edegel appealed this resolution to the Government Tribunal, which once again declared SUNAT’s ruling null and ordered SUNAT to issue a new pronouncement, taking into consideration the aforementioned Contract.

ii. Edegel S.A. vs Essalud

This case was appealed in July 31, 1996 and has yet to be decided. Three issues are being discussed, which amount to ThUS$ 2,499.81 plus interest. Based on previous favorable rulings for similar issues, the estimated contingency for this concept is ThUS$ 338 plus interest.

Emgesa S.A.

Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. and the Corporación Autónoma Regional de Cundinamarca (CAR) are faced with an environmental contingency for supposed damage produced in the Muña reservior. The plaintiffs are initially seeking ThCh$ 708,695,120.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

d.       Restrictions:

The Company is in compliance with all financial ratios and covenants as of December 31, 2003, detailed as follows:

Endesa-Chile (Individual Legal Entity)

On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions. Some of the more restrictive covenants are summarized as follows:

–	Endesa’s ratio of debt to cash flows for four quarters and of its Chilean subsidiaries does not exceed 9.40;
–	The ratio of consolidated debt to EBITDA for four consolidated quarters, does not exceed 6.30;
–	The ratio of Endesa-Chile and its Chilean subsidiaries’ cash flows to financial expenses for four quarters, no less than 1.50;
–	The consolidated debt to shareholders’ equity plus minority interest does not exceed 112.5%;
–	No less than 50% of the total consolidated assets of Endesa-Chile should belong to companies whose business is regulated;
–	Minimum shareholders’ equity at least equal to UF 45,000,000.

Pehuenche S.A.

The credit agreement with Chase Manhattan Bank N.A. impose certain obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of UF 9,500,000.

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

The most significant requirements in respect to financial covenants are those contained in the Syndicated loan, the Agent of which is BBVA Banco Francés, and in the bilateral with JP Morgan, which are the following:

–	The long-term debt with third parties cannot exceed US$ 235 million (excluding short-term debt, commercial debt, intercompany loans, and debt with Italian Government (see above)); short term debt of less than 30 days cannot exceed US$ 10 million;
–	Clauses that restrict change of control;
–	Clauses that restrict payments to shareholders, including subordination of the related debt.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

27.	Commitments and contingencies, continued:

Edegel S.A.

Financial indicators originated by Bonds Program:

Total liabilities to Total equity, no greater than 0.75.

Hidroeléctrica Betania S.A.

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

–  EBITDA to Senior Financial Debt no less than 1.4.
–  Cash Flows plus Dividend Payments to Senior Financial Debt no less than 1.1.
–  Shareholders’ Equity to Senior Debt no less than 2.5.

Cross-Default Provisions:

As is customary for certain credit and capital market debt facilities, a substantial portion of Endesa’s financial indebtedness is subject to cross-default provisions. Certain events including payment defaults and bankruptcy by Endesa or any of its subsidiaries, left uncured over time (in those specific provisions which allow for a cure period), could result in a cross-default at the Endesa level and if a cross-default were to occur, part of Endesa’s consolidated liabilities would eventually become due and payable.

28.	Sureties obtained from third parties:

Endesa-Chile (Individual Legal Entity)

The Company has received guaranteed performance bonds from contractors and third parties to guarantee performance and construction (mainly the Ralco Project) in the amount of ThCh$ 12,746,232 as of December 31, 2004 (ThCh$ 19,952,181 in 2003).

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee amounting to ThCh$ 223,843 as of December 31, 2004 (ThCh$ 294,202 in 2003).

Enigesa S.A.

The Company has received documents in guarantee amounting to ThCh$ 20,000 as of December 31, 2003 (ThCh$ 46,956 in 2003).

Pangue S.A.

The Company has received documents in guarantee amounting to ThCh$ 5,186 as of December 31, 2004 (ThCh$ 10,073 in 2003).

San Isidro S.A.

The Company has received documents in guarantee amounting to ThCh$ 0 as of December 31, 2004 (ThCh$ 1,424,411 in 2003).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

29.	Foreign currencies:

As of December 31, 2003 and 2004, foreign currency denominated assets and liabilities are as follows:

a.       Current assets:

		As of December 31,

		2003	2004
Account	Currency	ThCh$	ThCh$

Cash	Ch$	398,594	560,986
	US$	421,442	5,434,443
	$ Col	1,530,995	21,652,203
	Soles	84,568	465,926
	$ Arg	2,919,224	1,179,683
	Reales	291,373	345,015

Time deposits	US$	133,719,618	100,853,272
	$ Col	4,064,947	71,168,539
	Soles	1,792,199	1,069,638
	$ Arg	3,762,683	4,058,060
	Reales	15,738,178	9,501,101

Accounts receivables, net	Ch$	34,396,710	38,658,230
	US$	4,784,142	5,997,571
	$ Col	19,334,825	24,650,458
	Soles	3,954,056	3,399,784
	$ Arg	14,635,478	15,216,879
	Reales	24,911,840	17,532,460

Notes receivable	Ch$	—	—
	UF	601,060	—
	US$	548,388	207,558

Other receivables	UF	40,567,087	2,035,785
	Ch$	3,941,846	21,526,986
	US$	653,266	363,458
	$ Col	1,947,056	3,605,215
	Soles	3,934,461	3,607,423
	$ Arg	26,780	24,526
	Reales	120,568	4,842,141
	U.C.	1,032,262	—

Accounts due from related companies	Ch$	15,079,170	12,663,128
	US$	1,952,594	106,087,173
	$ Col	20,175,871	19,909,511
	Soles	2,123,770	3,402,844
	$ Arg	5,185,378	3,310,343
	Reales	2,837,054	1,685,318

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

29.	Foreign currencies, continued:

a.       Current assets, continued:

		As of December 31,
		2003	2004
Account	Currency	ThCh$	ThCh$

Inventory, net	Ch$	4,444,500	6,628,063
	US$	1,643,342	2,332,719
	$ Col	918,445	1,023,944
	Soles	3,044,145	3,689,909
	Reales	34,084	16,722

	Ch$	10,107,127	2,789,075
Income taxes recoverable	US$	1,474,746	1,350,580
	Reales	—	19,977
	Soles	—	6,974
	$ Arg	3,032,311	766,065

Prepayments	Ch$	507,625	428,093
	US$	1,531,917	1,513,769
	$ Col	55,996	49,051
	Soles	167,440	735,851
	$ Arg	474,743	472,675
	Reales	19,477	16,722

Deferred income tax	Ch$	885,114	2,470,071
	$ Col	385,881	450,937

Other current assets	UF	641,347	—
	Ch$	359,146	11,200,702
	US$	3,535,434	1,093,546
	$ Arg	26,497	58,675
	Reales	1,926,568	1,919,834
	$ Col.	241	676,684

Total current assets		402,683,609	544,726,295

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

29.	Foreign currencies, continued:

b.       Current liabilities:

		Within 90 days				91 days to 1 year

		as of December 31, 2003		as of December 31, 2004		as of December 31, 2003		as of December 31, 2004

Account	Currency	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Short-term due to banks and financial Institutions	Ch$	2,438,160	3.00%	2,426,483	3.00%	—		—
	US$	12,894,756	5.70%	43,909,384	3.48%	—		—
	$ Col	25,215,554	6.81%	39,267,714	7.06%	—		—
	Soles	15,362,038	6.81%	10,372,420	7.06%	—		—

Current portion of long-term debt due to banks and financial institutions	UF	1,399,790	9.00%	—		—		1,700,403	9.00%
	US$	20,956,920	4.87%	3,885,705	4.02%	70,853,294	4.87%	61,528,879	7.14%
	Euro	—		—		126,861	1.50%	125,395	3.00%
	Yen	—		—		435,146	0.89%	412,818	0.90%
	$ Arg	956,512	1.75%	—		921,422	1.75%	1,787,795	1.75%
	Reales	1,536,220	17.50%	1,796,500	17.25%	—		—
	U.P.			—		1,144,981	4.48%	—
	$ Col	881,449	12.55%	—		—		14,538,378	12.45%
		£—		—		422,655	4.63%	415,332	5.88%

Current portion of long term bonds payable	UF	—		—		7,543,814	6.00%	7,670,851	6.00%
	US$	908,399	7.50%	13,662,772	8.25%	37,890,558	7.50%	32,737,993	8.00%
	$ Col	6,991,505	10.50%	5,230,084	12.54%	—		—
	Soles	5,664,116	6.00%	17,360,924	5.98%	—		—

Current portion of long term payables	US$	8,176,632	7.44%	6,567,034	7.44%	13,793,078	7.44%	18,174,027	7.44%
	$ Arg	—		—		—		—

Dividends payable	Ch$	892,292		107,717		—		—
	Soles	65,537		—		—		—
	$ Arg.	749		679		—		—
	Reales	—		69,301		—		—

Miscellaneous payables	Ch$	1,067,138		747,101		5,636,239		5,947,717
	US$	11,924		—		—		719,689
	$ Col.	3,028,009		3,428,568		—		—
	Soles	2,852,679		3,470,738		—		2,078,438
	$ Arg.	—		57
	Reales	795,499		950,447		—		—

						—		—
Accounts payable	Ch$	36,447,865		54,788,950		—		—
	US$	2,688		2,260,938		—		—
	Euro	—		198,625		—		—
	$ Col.	4,935,794		4,276,930		—		—
	Soles	3,444,078		4,819,229		—		—
	$ Arg.	8,433,601		13,825,308		—		—
	Reales	6,758,434		875,744		—		—

Accounts payable to related companies	US$	—		414,945		—		—
	Ch$	51,418,202		2,371,675		—		—
	Reales	1,040,891		—		—		—
	$ Col	73,584,039		3,579,267		—		—
	Soles	38,195		17,557		—		—
	$ Arg	584,044		—		—		—

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

29.	Foreign currencies, continued:

b.      Current liabilities, continued:

		Scheduled Maturities

		Within 90 days				91 days to 1 year

		As of December 31, 2003		As of December 31, 2004		As of December 31, 2003		As of December 31, 2004

		Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

Accrued income	Ch$	9,937		37,443		291,088		180,796

Accrued expenses	UF	30,095		69,517		—		—
	Ch$	61,631		1,759,480		15,146,811		7,284,545
	US$	1,050		—		—		—
	$ Col	3,577,007		3,832,682		—		—
	Soles	195,813		1,431,900		2,536,430		—
	$ Arg	759,588		736,883		—		—
	Reales	88,862		110,365		11,108		—

Withholdings	Ch$	2,375,816		4,229,449		161,356		—
	$ Col	560,562		659,404		—		—
	Soles	2,229,791		1,645,206		—		—
	$ Arg	2,236,685		4,246,101		—		51,320
	Reales	14,270		5,488		—		—

Income tax payables	Ch$	—		267,302				479,246
	$ Col	130,583		8,635,134		1,069,563		—
	Soles	19,809		409		3,007,496		—
	$ Arg	—		333,883		—		—
	Reales	2,504,574		3,823,206		—		—

Other current liabilities	UF	—		—		—		373,124
	Ch$	—		559		321,093		94,815
	US$	582,452		—		1,236,032		748,752
	$ Arg	94,340		168,335		—		—
	Reales	115,643		34,001		—		—

Total current liabilities per currency	UF	1,429,885		66,736,159		7,543,814		9,744,378
	Ch$	94,711,041		69,517		21,556,587		13,987,119
	US$	43,534,821		70,700,778		123,772,962		113,909,340
	Euro	—		198,625		126,861		125,395
	Yen	—		—		435,146		412,818
	$ Col	118,904,502		68,909,783		1,069,563		14,538,378
	Soles	29,872,056		39,118,383		5,543,926		2,078,438
	$ Arg	13,065,519		19,311,246		921,422		1,839,115
	Reales	12,854,393		7,665,052		11,108		—
	U.P.	—		—		1,144,981		—
		£—		—		422,655		415,332

Total current liabilities		314,372,217		272,709,543		162,549,025		157,050,313

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

29.	Foreign currencies, continued:

c.      Long-term liabilities, December 31, 2004:

		Scheduled maturity

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Account	Currency	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Debt due to banks and	UF	1,698,508	9.00%	1,008,580	9.00%	—		—
financial institutions	US$	39,554,234	6.62%	152,365,807	3.14%	14,100,989	5.15%	911,946	5.98%
	$ Arg.	3,536,601	1.75%	3,536,601	1.75%	2,652,453	1.75%	—
	$ Col.	—	—	27,212,269	12.45%	—		—
	Reales	4,753,314	17.75%	482,902	17.75%	—		—

Bonds payable	UF	103,902,300	6.20%	69,268,200	6.00%	84,746,197	5.17%	25,975,575	6.20%
	US$	133,776,000	7.74%	457,068,000	8.03%	222,960,000	8.35%	371,393,948	7.94%
	$ Col	39,535,092	13.53%	73,177,877	10.55%	69,973,766	12.04%	—
	Soles	25,467,561	4.59%	8,489,186	6.93%	—		—

Notes payable	US$	41,760,158	7.17%	32,006,890	7.28%	19,926,002	7.42%	—

Miscellaneous	UF	—		—		—		167,268
	Ch$	722,707		—		—		—
	US$	15,040,244	4.14%	1,795,204	6.50%	5,614,137	6.50%	14,672,591	6.50%

Accounts payable to related companies	UF	51,139		—		—		—
	US$	—		—		—		—

Accrued expenses	Ch$	1,312,553		636,244		1,650,932		5,429,585
	$ Col	21,183,430		—		—
	Reales	1,157,644		1,157,644		5,135,478

Deferred income tax	Ch$	15,341,432		2,527,148		2,423,937		27,072,420
	Soles	27,191,732		—		—

Other long-term liabilities	UF	8,089,738		—		—		—
	Ch$	1,103		—		—		—
	US$	1,994,962		—		—		—

Total long-term liabilities	UF	113,741,685		70,276,780		84,746,197		26,142,843
per currency	Ch$	17,377,795		3,163,392		4,074,869		32,502,005
	US$	232,125,598		643,235,901		262,601,128		386,978,485
	Euro	—		—		—		—
	Yen	—		—		—		—
	$ Col	60,718,522		100,390,146		69,973,766		—
	Soles	52,659,293		8,489,186		—		—
	$ Arg.	3,536,601		3,536,601		2,652,453		—
	Reales	5,910,958		1,640,546		5,135,478		—
Total long-term liabilities		486,070,452		830,732,552		429,183,891		445,623,333

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

29.	Foreign currencies, continued:

d.      Long-term liabilities as of December 31, 2003:

		Schedule Maturities

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Account	Currency	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Debt due to banks and	UF	3,167,804	9.00%	1,305,528	9.00%	—		—
financial institutions	US$	170,986,518	5.00%	133,691,012	5.00%	22,457,269	5.00%	2,535,156	5.00%
	Yen	432,999	0.89%	—		—		—
	Euro	124,781	3.00%	—		—		—
	$ Arg.	3,685,689	1.75%	1,842,844	1.75%	6,450,209	1.75%	—
	$ Col	—		38,338,946	12.55%	—		—
	Reales	1,827,785	19.00%	2,174,592	17.50%	3,063,992	17.50%	—
		£412,208	4.63%	—		—		—

Bonds payable	UF	5,308,985	6.00%	110,035,172	6.00%	95,683,264	6.00%	75,892,968	6.00%
	US$	121,729,000	7.50%	36,518,700	7.50%	486,916,000	8.13%	648,996,339	7.77%
	$ Col	105,570,084	10.50%	—		—		—
	Soles	43,926,458	4.75%	—		—		—

Notes payable	US$	41,482,653	7.42%	49,425,883	7.42%	32,636,810	7.42%	—

Miscellaneous	UF	—		—		—		167,520
	Ch$	731,480		—		—		—
	US$	5,357,366		—		—		9,128,388

Accounts payable to related companies	US$	86,428		—		—		—
	$ Col	—		—		—		—

Accrued expenses	Ch$	522,004		540,015		1,196,980		4,314,680
	US$	—		3,045,975		—		—
	$ Col	21,219,190		316,495		—		—
	Reales	7,830,827		—		—		—

Deferred income tax	Ch$	7,020,205		5,430,077		7,830,123		13,051,315
	Soles	1,828,450		—		—		—

Other long-term liabilities	Ch$	448,338		385,709		496,525		565,413
	US$	3,458,332		5,284,063		—		—
	Soles	99		—		—		—

Total long-term liabilities	UF	8,476,789		111,340,700		95,683,264		76,060,488
per currency	Ch$	8,722,027		6,355,801		9,523,628		17,931,408
	US$	343,100,297		227,965,633		542,010,079		660,659,883
	Euro	124,781		—		—		—
	Yen	432,999		—		—		—
	$ Col	126,789,274		38,655,441		—		—
	Soles	45,755,007		—		—		—
	$ Arg	3,685,689		1,842,844		6,450,209		—
	Reales	9,658,612		2,174,592		3,063,992		—
		£412,208		—		—		—

Total long-term liabilities		547,157,683		388,335,011		656,731,172		754,651,779

30.	Sanctions:

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

31.	Subsequent events:

On January 21, 2005, the Company reported the following significant subsequent events to the SVS:

During December 2004, the Panel of Experts provided by the General Law of Electric Services resolved a series of discrepancies presented by the generating companies in the CDEC-SIC, regarding power recalculations within that body.

Based on the Panel of Experts’ resolutions, on December 9, 2004, the Office of the Director of Operations of the CDEC-SIC informed the System’s generating companies of the result of the recalculations of the balances of Power from the period April 2000 to March 2004, as well as those from April 2004 to November 2004.

As a result of the CDEC-SIC’s recalculations–and the corresponding payments–the Company’s consolidated financial statements will be negatively impacted by ThCh$ 14,523,772 for the period April 2000 to March 2004, and by ThCh$ 3,665,378 for the period April 2004 to November 2004.

The Company believes it is important to inform the market that the fact that it will make the payments that correspond to the aforementioned recalculations does not imply that the Company is in agreement with the recalculations. The Company reserves the right to contest this decision, in light of the fundamental guarantees that are protected by the Chilean Constitution and that were affected by the Panel of Experts’ judgment and by Ministerial Resolution No. 35 from the Ministry of Economics. Furthermore, as publicly informed on December 28, 2004, the Company filed for a Public Right of Annulment against Ministerial Resolution No. 35 from the Ministry of Economics, which extemporaneously opened the recalculations of power among the System’s generating companies for the period 2000 to 2003.

In the same sense, it is our duty to inform the market that on January 20, 2005, the Company requested that the CDEC-SIC arrange for an extraordinary Directors’ meeting in order to state its opinion on the role played by the Laja and Rapel dams in the calculation of power. This request will probably result in a new discrepancy to be resolved by the Panel of Experts.

The aforementioned amounts have been provisioned in the Company’s financial statements as of December 31, 2004.

On May 31, 2005, the Board of Directors of ENDESA S.A. approved the plan to reorganize its subsidiaries in Brazil, which seeks to simplify the shareholding structure of assets by having all of them become subsidiaries of a new Brazilian holding company, Endesa Brasil S.A. The total participation Endesa-Chile holds in Centrais Electrica Cachoeira Dourada S.A (“CDSA”) and in Companhia de Interconexao Energética S.A (“CIEN”) will be transferred to this new entity, translating into a voting interest of approximately 33.6% for Endesa-Chile in Endesa Brasil S.A. The voting interests of other shareholders, i.e. Endesa Internacional and Chilectra would be 23.7% and 19.2%, respectively. Enersis, on a stand-alone basis, would have a 23.5% interest. Because of Enersis’ interests in both Endesa-Chile and Chilectra, Enersis would hold majority control over Endesa Brasil, and would consolidate such company.

Completion of the Brazilian reorganization is subject to receipt of regulatory approvals in Brazil.

There have been no further significant subsequent events between December 31, 2004 and the issuance of these financial statements.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

32.	Environment:

During the year ended December 31, 2003 and 2004, the Company and its domestic and foreign subsidiaries made expenditures of ThCh$ 12,449,554 and ThCh$ 3,521,010, respectively, related to environmental activities corresponding primarily to the following:

Operating expenses during the years ended December 31, 2003 and 2004, included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$ 389,297 and ThCh$ 527,033, respectively, and costs related to Environment Law No. 99 in Colombia and ISO 14.001 certification at Central Costanera and El Chocón, which amounted to ThCh$ 5,992,533 and ThCh$ 702,352, respectively.

The Company capitalizes expenditures related to environmental activities as part of property, plant and equipment, when those expenditures are deemed to provide additional future economic benefit. During the years ended December 31, 2003 and 2004 capitalized environmental expenditures amounted to ThCh$ 6,067,354 and ThCh$ 2,291,625, respectively, and primarily relate to the following activities:

–	Central Ralco environment program,
–	Implementation of the environmental management system and its ISO 14.001 certification at the Central Antuco and Central Sauzal power plants,
–	Recycling programs (Central Rapel, Central San Isidro),
–	Constructions of emergency drainage pools in Central Isla,
–	Overhaul of the sewerage- and portable water system (Pehuenche, Loma Alta, Curillinque, Sauzalito).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles:

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

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2004 was approximately 6.32%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

b)	Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense is included in paragraph (w) below.

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

As described in Note 2 (p), under the Company's employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003 those obligations were calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company, and certain of its subsidiaries, used a real discount rate of 9.5% for the years ended December 31, 2002 and 2003. Starting January 1, 2004 the Company changed its accounting policy for staff severance indemnities by applying actuarial valuation of the future obligation.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under US GAAP EITF 88-1 severance indemnities described above may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). The Company used this accounting treatment up to December 31, 2003. Since January 1, 2004 the Company applied accounting for staff severance indemnities in accordance with SFAS 88 “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” allowing the actuarial method, the same as apllied under Chilean GAAP. The following table shows the pro-forma reconciliation of the liability for the year ended December 31, 2003 had the Company recorded it retroactively and shows the reconciliation of the liability for the year ended December 31, 2004:

	Pro-forma (Unaudited) 2003 ThCh$	2004 ThCh$

Balance as of January 1,	4,849,971	4,478,147
Change in the period	(371,824)	(81,255)

Balance as of December 31,	4,478,147	4,396,892

The following shows the pro-forma effects of the change in accounting principles described above on US GAAP net income for the years ended December 31, 2002 and 2003 had the accounting principles been applied retroactively:

	Pro-forma (Unaudited) 2002 ThCh$	Pro-forma (Unaudited) 2003 ThCh$

Net income as reported for the year ended December 31,	(77,510,322)	74,553,230
Effect in income of the change in policy	84,640	903,401
Deferred tax effect of the change in accounting principles	(14,389)	(153,578)

Pro-forma net income for the year ended December 31,	(77,440,071)	75,303,053

Pro-forma earnings per share amounts	(9.44)	9.18

The accumulated effect of the accounting change for staff severance indemnities is presented in paragraph (w) below, net of taxes of ThCh$ 247,315 and net of net of minority interest of TCh$ 0.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)	Pension and post-retirement benefits

The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under Chilean GAAP, until December 31, 2003 post-retirement employee benefits have been accounted for in accordance with the respective employee collective bargaining agreement, based on the actuarially determined projected benefit obligation using a discount rate of 9.5%. Under US GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers' Accounting for Postretirement Benefits Other Than Pensions.” Until December 31, 2003 the primary difference between Chilean GAAP and US GAAP resulted from using a discount rate for US GAAP based on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the benefits obligations, which was 6.0% for the years ended December 31, 2002 and 2003, versus, as applied under Chilean GAAP, using a discount rate based on the Company’s cost to borrow. In the year ended December 31, 2004 the Company used the same methodology for both Chilean GAAP and US GAAP to estimate the applicable interest rate and thus there is no difference in the amount of pension and post-retirement liability as of December 31, 2004. The effects on the short-term and long-term liability of accounting for post-retirement benefits under US GAAP in prior years have been presented in paragraph (w) below.

f)	Investments in related companies

Under Chilean GAAP, until December 31, 2003 for all investments accounted for by the equity method, the proportionate net book value of the investee company was recorded as an investment and the difference between the cost of investment and the proportionate net book value of the investee was recorded as goodwill. The goodwill is to be amortized to income over a maximum period of twenty years. The investment account is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004.

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

The Company’s equity share of the effect of the adjustments from Chilean GAAP to US GAAP of equity accounted investees is included in paragraph (w) below. The principal US GAAP adjustments affecting the Company’s equity investees are as follows:

(i)	The elimination of capitalized foreign currency exchange differences.
(ii)	The recording of deferred taxes in accordance with SFAS 109.
(iii)	The recording of derivative instruments in accordance with SFAS 133 and policies described in point (p) below.
(iv)	The deferred income tax effects of adjustments (i) and (iii).

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

g)	Goodwill

(i)	Under Chilean GAAP, for acquisitions occurred until December 31, 2003 assets acquired and liabilities assumed were recorded at their carrying value and the excess of the purchase price over the carrying value is recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Under US GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Prior to January 1, 2002 under US GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004, and consequently after that date difference in accounting treatment related to the recognition of assets acquired and liabilities assumed between Chilean GAAP and US GAAP no longer exists.

(ii)	Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2003 and 2004.

The results of this analysis performed in 2002 showed that under Chilean GAAP the goodwill and related negative goodwill related to investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. The impairment reflected the decline in the Company's revenues and forecasted cash flows in their Argentinean and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. During 2002, under Chilean GAAP, the Company recorded a net charge related to its investments in Central Costanera S.A., Hidroeléctrica El Chocón S.A., Hidroinvest S.A., Lajas Inversora S.A. and Compañía Hidroeléctrica Cachoeira Dourada S.A. in the amount of ThCh$ 110,596,567 to write-off all amounts of goodwill.

In accordance with US GAAP, the Company adopted SFAS 142 “Goodwill and Other Intangible Assets”, as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business. The transitional impairment test required by the standard, which was performed during the first half of 2002 indicated that none of the Company’s goodwill was impaired. However, based on subsequent testing of the Company’s investments in Argentina and Brazil performed as of December 31, 2002, it was determined that these investments were impaired. Under US GAAP Endesa-Chile has recognized an impairment of goodwill of ThCh$ 136,396,180 net of tax of ThCh$ 0 and net of minority interest of ThCh$ 7,957,398.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below:

(i)	differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;
(ii)	the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;
(iii)	the reversal of goodwill amortization recorded under Chilean GAAP.

A summary of the changes in the Company's goodwill under US GAAP during the years ended December 31, 2003 and 2004, by country of operation is as follows:

	Goodwill under US GAAP

	January 1, 2003	Acquisitions	Cumulative Translation Adjustment	Impairment	December 31, 2003

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	4,927,278	76,503	—	—	5,003,781
Peru	22,019,432	—	(4,004,038)	—	18,015,394
Colombia	29,973,971	—	(5,451,331)	—	24,522,640

Total	56,920,681	76,503	(9,455,369)	—	47,541,815

	Goodwill under US GAAP

	January 1, 2004	Acquisitions	Cumulative Translation Adjustment	Impairment	December 31, 2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	5,003,781	—	—	—	5,003,781
Peru	18,015,394	—	(1,516,810)	—	16,498,584
Colombia	24,522,640	—	(2,064,810)	—	22,457,830

Total	47,541,815	—	(3,581,620)	—	43,960,195

h)	Negative goodwill

Under Chilean GAAP, until December 31, 2004 the excess of the carrying value of the assets assumed in a business combination over the purchase price was recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004.

Under US GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of the purchase price is allocated proportionately to reduce the values assigned to non-current assets. If the allocation reduces the non-current assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Adjustments related to negative goodwill necessary to conform the consolidated financial statements to US GAAP are included in paragraph (w) below and are as follows:

h-1:	The reversal of negative goodwill write-offs described in paragraph (g) above, which did not meet the US GAAP impairment criteria for long-lived assets under SFAS 144 and the reversal of negative goodwill amortization recorded under Chilean GAAP;
h-2:	The effects of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment.

i)	Capitalized exchange differences

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

j)	Accumulated deficit during the development stage

Under Chilean GAAP, the net losses incurred during the development stage of subsidiary companies are recorded directly in the parent company's equity. Under US GAAP, such results of operations of all controlled subsidiaries must be included in the consolidated statement of income. As of December 31, 2004, no company was classified as development stage company. For the years ended December 31, 2002 and 2003, the effects of the adjustment are included in paragraph (w) below.

k)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year's income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (w) below to reflect the unrecorded dividend liability, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

m)	Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera S.A. and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with US GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must have been a plan that specifically includes notification of such employees prior to the balance sheet date. As of December 31, 2003 and 2004, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (w) below.

n)	Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis International Limited, Chilectra S.A. and Chilectra International Limited, Endesa Argentina S.A. recognized income related to an adjustment of the share purchase price. Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined. As described in paragraph (g), the Company determined that goodwill amounts recorded in investments in Argentina was impaired as of January 1, 2002, thus the adjustment in selling price of investment is a basis difference between Chilean and U.S. GAAP that will be eliminated after the impairment charge is recorded. The effects of the adjustments to conform to U.S. GAAP are included under paragraph (w) below.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

o)	Translation of financial statements of investments outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“BT 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company's operations, are remeasured into US dollars. The Company’s foreign subsidiaries in Argentina, Peru, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

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

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US Dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment” which amounted to a net gain of ThCh$ 5,613,503 for the year ended December 31, 2002 and net losses of ThCh$ 19,536,897 and ThCh$ 7,690,869 for the years ended December 31, 2003 and 2004, respectively.

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2003 and 2004 is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

q)	Reorganization of subsidiaries

This adjustment corresponds to the reorganization of the Company's subsidiaries Central Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A. Under Chilean GAAP, the Company recorded the transactions under the pooling method, using the book values of the net assets acquired under merger accounting.

Under US GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiary Central Costanera S.A. The difference in property, plant and equipment basis between Chilean GAAP and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life of 20 years. The effect of this adjustment is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph (w) below.

r)	Assets held for sale and accounting for the impairment or disposal of long-lived assets

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur. Under US GAAP, in accordance with SFAS 144, long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided all criteria set in SFAS 144 are met. Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell. Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002. The following assets to be sold met the definition of segments, reporting units or long-lived assets held for sale:

•	Central Canutillar power plant
•	Gas Atacama transmission lines
•	CELTA transmission lines
•	Infrastructura Dos Mil S.A.

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that the assets’ fair value less cost to sell was lower than the carrying value of the assets. Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale, which varied from October to December 2002. The effect of these adjustments is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph (w) below.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. As required by this standard an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2002, 2003, and 2004 no additional amounts were recorded for impairment under US GAAP.

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

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile planed to continue generating revenues from Canutillar plant through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infrastructura Dos Mil S.A. met the conditions for discontinued operations because it had distinct and separable financial results from operations and cash flows. As a result of the disposal, the results of operations of the reporting unit have been eliminated from the ongoing operations of Endesa-Chile, as Endesa-Chile have not any continuing involvement in the operations of Infrastructura Dos Mil S.A. after it was sold. The effect of restating discontinued operations is included in the net income reconciliation to US GAAP, net of tax expenses of ThCh$ 1,005,710 and ThCh$ 37,650 for the years ended December 31, 2002 and 2003, respectively, and net of minority interest of ThCh$ 169,314 and ThCh$ 0 for the years ended December 31, 2002 and 2003, respectively, under paragraph (w) below.

t)	Accounting for asset retirement obligations

In June 2001 the FASB issued Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS 143 effective January 1, 2003. This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time the standard requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. The cumulative effect of adopting SFAS 143 as of January 1, 2003 is presented in paragraph (w) below, net of taxes of ThCh$ 131,640 and minority interest of ThCh$ 119,301.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The effects on US GAAP income and Shareholders equity are shown in paragraph (w) below as follows:

t-1:	The effects of amortizing the deferred costs of the asset retirement obligation are reflected as depreciation expense;
t-2:	The effects of remeasuring the liability due to the passage of time is reflected as accretion expense.

The following table shows reconciliation of the liability for the years ended December 31, 2003 and 2004 as recorded by the Company:

	2003 ThCh$	2004 ThCh$

Balance as of January 1,	505,856	453,176
Cumulative translation adjustment	(91,997)	(38,156)
Liabilities incurred in the period	—	609,106
Accretion expense	39,317	39,427

Balance as of December 31,	453,176	1,063,553

The following shows the pro-forma effects of the change in accounting principles described above on US GAAP net income for the year ended December 31, 2002 had the accounting principles been applied retroactively:

Pro-forma (unaudited) 2002 ThCh$

Net income as reported for the year ended December 31,	(77,510,322)
Effect in income of recording asset retirement obligation	(44,549)
Deferred tax effect of the changes in accounting principles	14,924
Effect of minority interest	18,398

Pro-forma net income for the year ended December 31,	(77,521,549)

Pro-forma earnings per share amounts	(9.45)

u)      Effects of minority interest on the US GAAP adjustments

The Company calculated effects of the participation of the non-controlling shareholders, referred to as minority interest, related to the US GAAP adjustments in the subsidiaries in which it is not the sole shareholder.

v)     Accounting for the Impairment or Disposal of Long-Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2002, 2003, and 2004 no additional amounts were recorded for impairment under US GAAP.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

w)	Effects of conforming to US GAAP:

The reconciliation of reported net income required to conform to US GAAP is as follows:

	Years Ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Net income (loss) in accordance with Chilean GAAP	(9,647,554)	80,084,185	83,788,756
Reversal of revaluation of Property, plant and equipment (paragraph b)	2,576,258	775,545	1,011,658
Deferred income taxes (paragraph c)	(3,462,855)	53,042,145	(58,845,970)
Staff severance indemnities (paragraph d)	(125,242)	118,038	956,019
Pension and post-retirement benefits (paragraph e)	866,108	(1,229,638)	713,502
Investments in related companies (paragraph f)	21,596,283	28,519,200	1,464
Goodwill (paragraph g)	(32,095,726)	1,658,643	1,463,507
Negative goodwill (paragraph h):
h-1: Amortization of negative goodwill	(88,946,770)	(15,979,290)	(16,101,574)
h-2: Depreciation of Property, plant and equipment	15,658,564	2,498,714	13,730,596
Capitalized exchange differences (paragraph i):
i-1: Foreign exchange differences	(10,272,589)	30,001,750	(5,844,604)
i-2: Depreciation of Property, plant and equipment	260,422	71,020	247,149
Accumulated deficit during the development stage (paragraph j)	(8,249,033)	77,743	—
Capitalized general and administrative expenses (paragraph l):
l-1: Depreciation of Property, plant and equipment	1,808,681	(424,407)	1,849,564
l-2: Other operating results	205,988	(1,884,040)	942,307
Involuntary employee termination benefits (paragraph m)	(359,324)	12,173	(1,673)
Adjustment in selling price of investment (paragraph n)	4,649,633	—	—
Derivative instruments (paragraph p)
Operating	40,015,725	(175,521,571)	(12,425,127)
Non-operating	(13,435,325)	9,015,996	2,315,637
Reorganization of subsidiaries (paragraph q)	(331,053)	(270,848)	(248,043)
Assets held for sale (paragraph r)	(918,516)	918,516	—
Elimination of discontinued operations (paragraph s)	(256,512)	(505,954)	—
Accounting for asset retirement obligations (paragraph t)
t-1: Depreciation expense	—	(318)	(290)
t-2: Accretion expense	—	(39,317)	(106,050)
Effects of minority interest on the US GAAP adjustments (paragraph u)	2,667,520	63,620,929	50,096,107

Income (loss) from continuing operations in accordance with US GAAP before cumulative effect of changes in accounting principles and discontinued operations	(77,795,317)	74,559,214	63,542,935
Cumulative effect of changes in accounting principles, net of taxes and minority interest	—	(124,080)	1,207,479

Income (loss) from continuing operations in accordance with US GAAP before discontinued operations	(77,795,317)	74,435,134	64,750,414
Income from discontinued operations, net of taxes and minority interest (paragraph s)	284,995	118,096	—

Net income (loss) in accordance with US GAAP	(77,510,322)	74,553,230	64,750,414
Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations, net of income tax of ThCh$ 0	3,789,410	(11,704,480)	(18,321,636)
Cumulative translation adjustment determined under Chilean GAAP, net of income tax of ThCh$ 0	5,613,503	(19,536,897)	(7,690,869)
Cumulative translation adjustment related to US GAAP adjustments, net of income tax of ThCh$ 0	(6,770,773)	40,977,841	17,634,748

Comprehensive income (loss) in accordance with US GAAP	(74,878,182)	84,289,694	56,372,657

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)	The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	1,529,985,766	1,568,897,981
Reversal of revaluation of Property, plant and equipment (paragraph b):
Property, plant and equipment	(11,016,928)	(11,261,799)
Accumulated depreciation	4,972,058	6,158,105
Deferred income taxes (paragraph c)	(41,964,745)	(106,113,272)
Staff severance indemnities (paragraph d):
Short-term	(66,136)	—
Long-term	(2,344,677)	—
Pension and post-retirement benefits (paragraph e):
Short-term	(216,299)	—
Long-term	(453,237)	—
Investments in related companies (paragraph f)	32,149,766	29,443,314
Goodwill (paragraph g):
Goodwill	21,599,164	19,955,723
Accumulated amortization	3,235,561	4,395,485
Negative goodwill (paragraph h):
h-1: Negative goodwill	360,863,836	353,540,732
h-1 Accumulated amortization of negative goodwill	(281,498,924)	(297,600,498)
h-2: Property, plant and equipment	(541,635,473)	(519,092,260)
h-2: Accumulated depreciation of Property, plant and equipment	109,003,782	137,093,189
Capitalized exchange differences (paragraph i):
Property, plant and equipment	(15,305,527)	(20,552,170)
Accumulated depreciation of Property, plant and equipment	497,146	702,438
Minimum dividend (paragraph k)	(24,155,656)	(20,306,155)
Capitalized general and administrative expenses (paragraph l):
l-1: Property, plant and equipment	(31,159,877)	(28,560,986)
l-1: Accumulated depreciation of Property, plant and equipment	8,237,772	7,227,675
l-2: Other assets	(4,031,177)	(1,842,207)
Involuntary employee termination benefits (paragraph m)	90,688	81,380
Derivative instruments (paragraph p)	(10,268,540)	(20,441,709)
Reorganization of subsidiaries (paragraph q)	4,870,378	4,212,272
Assets held for sale (paragraph r)	—	—
Elimination of discontinued operations (paragraph s)	—	—
Accounting for asset retirement obligations (paragraph t)	(442,415)	(511,506)
Effects of minority interest on the US GAAP adjustments (paragraph u)	40,544,278	87,422,974

Shareholders’ equity in accordance with US GAAP	1,151,490,584	1,192,848,706

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)	The changes in shareholders’ equity in US GAAP as of each year-end are as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with US GAAP – January 1,	1,165,995,285	1,091,356,546	1,151,490,584

Dividends paid during the year	(7,981,413)	—	(18,864,036)
Reversal of dividends payable as of previous balance sheet date	8,220,856	—	24,155,656
Minimum dividend (paragraph k)	—	(24,155,656)	(20,306,155)
Cumulative translation adjustment	(1,157,270)	21,440,944	9,943,879
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	3,789,410	(11,704,480)	(18,321,636)
Net income (loss) in accordance with US GAAP for the year	(77,510,322)	74,553,230	64,750,414

Shareholders’ equity in accordance with US GAAP – December 31,	1,091,356,546	1,151,490,584	1,192,848,706

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

II.	Additional Disclosure Requirements:

a)	Goodwill and negative goodwill:

The following is an analysis of goodwill and negative goodwill, determined on a Chilean GAAP basis, as of December 31, 2003 and 2004, respectively:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Goodwill	159,180,306	157,545,710
Less: Accumulated amortization	(136,473,216)	(137,936,723)

Goodwill, net	22,707,090	19,608,987

Negative goodwill	360,863,836	353,540,732
Less: Accumulated amortization	(281,498,924)	(297,600,498)

Negative goodwill, net	79,364,912	55,940,234

b)	Basic and diluted earnings per share:

	Year ended December 31,

	2002	2003	2004

	Ch$	Ch$	Ch$

Chilean GAAP (loss) earnings per share	(1.18)	9.76	10.22
US GAAP (loss) earnings per share:

US GAAP (loss) earnings per share from continuing operations before cumulative effect of changes in accounting principles and discontinued operations	(9.48)	9.09	7.75
Cumulative effect of changes in accounting principles	—	(0.01)	0.14
US GAAP (loss) earnings per share before discontinued operations	(9.48)	9.08	7.89

US GAAP (loss) earnings per share from discontinued operations	0.03	0.01	—

US GAAP (loss) earnings per share	(9.45)	9.09	7.89

Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

c)	Income taxes:

The (provision) benefit for income taxes (charged)/credited to the results of operations determined in accordance with US GAAP is as follows:

	2002

	Chile	Argentina	Brazil	Peru	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	468,250	(265,461)	(2,671,650)	(12,966,800)	(25,653,089)	(41,088,750)
Deferred income taxes as determined under Chilean GAAP	(14,243,596)	—	—	(18,895,435)	1,109,732	(32,029,299)

Total income tax provision under Chilean GAAP	(13,775,346)	(265,461)	(2,671,650)	(31,862,235)	(24,543,357)	(73,118,049)

US GAAP adjustments
Deferred tax effect of applying SFAS 109	(2,712,449)	3,186,321	(1,525,823)	(18,933,938)	(3,569,650)	(23,555,539)

Deferred tax effect of adjustment to US GAAP	10,273,808	(8,437,736)	203	20,318,985	(2,062,576)	20,092,684

Total US GAAP adjustments	7,561,359	(5,251,415)	(1,525,620)	1,385,047	(5,632,226)	(3,462,855)

US GAAP reclassifications (1)	303,892	—	—	—	(11,315,378)	(11,011,486)

Total income tax provision under US GAAP	(5,910,095)	(5,516,876)	(4,197,270)	(30,477,188)	(41,490,961)	(87,592,390)

	2003

	Chile	Argentina	Brazil	Peru	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(6,891,754)	—	(2,341,457)	(15,012,162)	(27,093,223)	(51,338,596)
Deferred income taxes as determined under Chilean GAAP	(5,566,107)	33,933,175	—	(5,370,375)	279,368	23,276,061

Total income tax provision under Chilean GAAP	(12,457,861)	33,933,175	(2,341,457)	(20,382,537)	(26,813,855)	(28,062,535)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	6,016,761	(1,849,063)	5,889,906	5,625,463	—	15,683,067

Deferred tax effect of adjustment to US GAAP	(1,893,493)	58,575,083	—	(19,260,817)	(61,696)	37,359,077

Total US GAAP adjustments	4,123,268	56,726,020	5,889,906	(13,635,354)	(61,696)	53,042,144

US GAAP reclassifications (1)	99,979	—	—	—	—	99,979

Total income tax provision under US GAAP	(8,234,614)	90,659,195	3,548,449	(34,017,891)	(26,875,551)	25,079,588

Income tax related to cumulative change in accounting principles	—	—	—	134,931	—	134,931

Total income tax provision under US GAAP	(8,234,614)	90,659,195	3,548,449	(33,882,960)	(26,875,551)	25,214,519

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2004

	Chile	Argentina	Brazil	Peru	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(839,146)	—	(1,858,929)	(14,134,440)	(35,945,611)	(52,778,126)
Deferred income taxes as determined under Chilean GAAP	(14,761,574)	(14,028,643)	—	(10,721,912)	(1,136,539)	(40,648,668)

Total income tax provision under Chilean GAAP	(15,600,720)	(14,028,643)	(1,858,929)	(24,856,352)	(37,082,150)	(93,426,794)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	1,737,146	8,193,780	651,043	1,789,471	—	12,371,440

Deferred tax effect of adjustment to US GAAP	2,996,948	823,899	—	(74,948,205)	(90,052)	(71,217,410)

Total US GAAP adjustments	4,734,094	9,017,679	651,043	(73,158,734)	(90,052)	(58,845,970)

US GAAP reclassifications (1)	—	—	—	—	—	—

Total income tax provision under US GAAP	(10,866,626)	(5,010,964)	(1,207,886)	(98,015,086)	(37,172,202)	(152,272,764)

Income tax related to cumulative change in accounting principles	(247,315)	—	—	—	—	(247,315)

Total income tax under US GAAP	(11,113,941)	(5,010,964)	(1,207,886)	(98,015,086)	(37,172,202)	(152,520,079)

(1)	US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes, and are composed of the following items:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Income tax on discontinued operations	303,892	99,979	—
Colombia State Security Tax recorded as extraordinary loss under Chilean GAAP	(11,315,378)	—	—

Net income (charge)/credit	(11,011,486)	99,979	—

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Deferred tax assets and liabilities in accordance with US GAAP as of each balance sheet date are as follows:

	2003		2004

	ThCh$	ThCh$	ThCh$	ThCh$

	Short-term	Long-term	Short-term	Long-term
Deferred income tax assets
Property, plant and equipment	—	146,101,580	—	134,251,786
Severance indemnities	—	378,097	—	—
Prepaid income	43,333	1,096,855	30,735	1,021,503
Derivative contracts	—	1,333,454	—	4,952,051
Vacation accrual	360,972	—	365,311	—
Tax losses (1)	—	76,288,845	—	55,473,693
Contingencies	1,337,000	—	186,368	—
Forward contracts and swaps	—	312,837	1,615,743	—
Allowance for doubtful accounts	38,083	50,567	20,323	65,510
Salaries for construction-in-progress	—	—	—	3,632,328
Provision for employee obligations	—	1,057,217	290,966	729,395
Provision for obsolete materials	—	—	—	566,435
Other	513,696	2,471,561	441,104	886,441
Valuation allowance	—	(6,105,746)	—	(7,921,283)

Total deferred income tax assets	2,293,084	222,985,267	2,950,550	193,657,859

Deferred income tax liabilities
Property, plant and equipment	—	(268,090,284)	—	(342,336,786)
Severance indemnities	—	(538,007)	—	(1,248,612)
Finance costs	—	(10,904,732)	—	(12,982,334)
Derivative contracts	(989,222)	—	—	—
Capitalized interest on construction	—	(4,664,007)	—	(4,293,140)
Capitalized cost of studies	—	(8,180,400)	—	(8,107,213)
Capitalized spare parts used	—	(3,809,451)	—	(895,914)
Bonds discount	—	(581,183)	—	(483,277)
Capitalized costs	—	—	—	(2,455,698)
Debt issue costs	—	—	—	(1,120,794)
Leasing	—	—	—	(354,209)
Investment in Argentina	—	(2,794,113)	—	—
Other	—	(580,872)	—	(14,210)

Total deferred income tax liabilities	(989,222)	(300,143,049)	—	(374,292,187)

Net deferred tax balance	1,303,862	(77,157,782)	2,950,550	(180,634,328)

Changes in the amount of deferred tax asset valuation allowance are as follows:

	2003	2004

	ThCh$	ThCh$
Balance as of January 1,	(4,561,513)	(6,105,746)
Cumulative translation adjustment	(1,544,233)	88,607
Increase due to losses not expected to be recovered	—	(1,904,144)

Balance as of December 31,	(6,105,746)	(7,921,283)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Accumulated tax losses by country as of December 31, 2004, are as follows:

	December 31, 2004

	Amount	Year of expiration

	ThCh$
Chile	160,432,617	Do not expire
Argentina (1)	75,072,334	2007
Colombia (1)	5,903,332	2007

Total	241,408,283

(1)	All tax losses were created in 2002 and all of them expire in 2007.

Tax losses applied against taxable income in the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Chile	27,765,643	81,635,375	29,257,010
Argentina	—	330,205	33,209,090
Colombia	—	376,610,347	39,728,702

Total	27,765,643	458,575,927	102,194,802

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	2002

	Chile	Argentina	Peru	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (16%)	(5,852,084)	(4,277,085)	(8,206,297)	21,971,882	(18,718,472)	(15,082,056)
Effect of difference in foreign tax rates	—	(5,079,038)	(8,975,637)	(1,683,476)	(6,766,192)	(22,504,343)
Price-level restatement not accepted for tax purposes	(6,452,310)	—	—	—	(689,137)	(7,141,447)
Non-deductible items	3,052,413	14,650,446	(7,661,364)	—	1,310,276	11,351,771
Non-taxable items	1,313,508	(11,126,909)	(7,207,671)	(24,485,676)	(3,828,046)	(45,334,794)
Prior years’ income tax	—	—	—	—	527,617	527,617
Other	1,724,486	315,710	1,573,781	—	(2,011,629)	1,602,348
US GAAP reclassifications (1)	303,892	—	—	—	(11,315,378)	(11,011,486)

Total income tax provision under US GAAP	(5,910,095)	(5,516,876)	(30,477,188)	(4,197,270)	(41,490,961)	(87,592,390)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2003

	Chile	Argentina	Peru	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (16.5%)	(39,688,426)	23,542,028	(9,191,227)	(1,119,152)	(4,917,510)	(31,374,287)
Effect of difference in foreign tax rates	—	26,395,606	(9,469,748)	4,667,601	(6,556,681)	15,036,778
Price-level restatement not accepted for tax purposes	8,018,209	—	—	—	(149,849)	7,868,360
Non-deductible items	(12,791,753)	(2,368,383)	(19,125,985)	—	(21,862,705)	(56,148,826)
Non-taxable items	22,489,830	—	5,291,050	—	11,651,855	39,432,735
Prior years’ income tax	14,881,477	43,423,204	—	—	—	58,304,681
Others	(1,243,930)	(333,260)	(1,521,981)	—	(5,040,661)	(8,139,832)
US GAAP reclassifications (1)	99,979	—	—	—	—	99,979

Tax benefit (expense) at effective tax rate	(8,234,614)	90,659,195	(34,017,891)	3,548,449	(26,875,551)	25,079,588

Income tax related to cumulative change in accounting principles	—	—	134,931	—	—	134,931

Total income tax under US GAAP	(8,234,614)	90,659,195	(33,882,960)	3,548,449	(26,875,551)	25,214,519

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2004

	Chile	Argentina	Peru	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (17%)	(22,441,709)	706,712	(15,698,764)	(5,647,492)	(8,526,302)	(51,607,555)
Effect of difference in foreign tax rates	—	748,283	(15,237,036)	4,439,606	(10,783,265)	(20,832,412)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	991,457	(3,082,286)	(4,880,479)	—	(7,372,806)	(14,344,114)
Non-deductible items	(110,923)	(406,030)	(79,547,891)	—	(12,471,895)	(92,536,739)
Non-taxable items	11,236,204	—	1,650,354	—	6,040,349	18,926,907
Prior years’ income tax	(1,210,217)	—	—	—	—	(1,210,217)
Other	668,562	(2,977,643)	15,698,730	—	(4,058,283)	9,331,366
US GAAP reclassifications (1)	—	—	—	—	—	—

Tax benefit (expense) at effective tax rate	(10,866,626)	(5,010,964)	(98,015,086)	(1,207,886)	(37,172,202)	(152,272,764)

Income tax related to cumulative change in accounting principles	(247,315)	—	—	—	—	(247,315)

Total income tax under US GAAP	(11,113,941)	(5,010,964)	(98,015,086)	(1,207,886)	(37,172,202)	(152,520,079)

(1)	US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes, and are composed of the following items:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Income tax on discontinued operations	303,892	99,979	—
Colombia State Security Tax recorded as extraordinary loss under Chilean GAAP	(11,315,378)	—	—

Net income (charge)/credit	(11,011,486)	99,979	—

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

d)	Segment disclosure

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

•	Public works and concessions

Revenue is recognized as services are provided.

A summary of activities presented in accordance with Chilean GAAP by geographic area is as follows:

	Revenues			Long-lived assets

	Year ended December 31,			As of December 31,

	2002	2003	2004	2002	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	459,091,339	469,819,168	467,583,190	2,272,297,541	1,891,495,095	1,912,368,719
Argentina	101,615,112	105,099,892	148,299,615	721,414,134	559,081,173	490,217,714
Brazil	53,216,260	31,561,895	42,006,221	498,488,848	390,972,853	343,469,881
Colombia	235,530,977	222,275,328	251,397,966	1,799,812,545	1,501,091,687	1,314,845,090
Peru	121,713,459	114,532,149	123,375,092	804,642,745	647,261,374	586,788,925

Total	971,167,147	943,288,432	1,032,662,084	6,096,655,813	4,989,902,182	4,647,690,329

e)	Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customer accounted for more than 10% of revenues for the years ending December 31, 2002, 2003 and 2004.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

f)	Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

As of December 31, 2004

ThCh$

2005	283,570,891
2006	345,843,876
2007	103,258,980
2008	262,582,642
2009	450,880,499
Thereafter	868,674,959

Total	2,314,811,847

g)	Disclosure regarding interest capitalization under US GAAP:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Interest cost incurred	225,836,805	209,239,574	192,558,105
Interest capitalized	36,413,927	8,634,600	7,203,684

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)	Cash flow information

The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flows under US GAAP as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	364,623,999	287,074,115	252,265,438
Development stage companies	(26,379)	107,624	—

Cash provided by operating activities under US GAAP	364,597,620	287,181,739	252,265,438

Cash used in financing activities under Chilean GAAP and US GAAP	(226,690,672)	(328,937,554)	(110,099,198)

Cash provided by (used in) investing activities under Chilean GAAP	(117,385,797)	114,407,462	(70,924,168)
Development stage companies	—	—	—

Cash provided by (used in) investing activities under US GAAP	(117,385,797)	114,407,462	(70,924,168)

Cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Cash	7,713,496	5,646,196	29,638,256
Time and legal deposits	119,482,479	160,870,180	199,558,133
Marketable securities	—	1,221,470	681,677

Total cash and cash equivalents under Chilean GAAP	127,195,975	167,737,846	229,878,066

Cash and cash equivalents held by development stage companies	45,421	153,045	—

Total cash and cash equivalents under US GAAP	127,241,396	167,890,891	229,878,066

Additional disclosures required under US GAAP are as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Interest paid during the year, net of amount capitalized	204,963,230	202,406,299	179,707,406
Income taxes paid during the year	111,674,197	102,854,779	120,855,963
Assets aquired under leasing	—	—	27,496,261

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under Chilean GAAP in accordance with Technical Bulletin No. 50 “Cash flow statement” (Estado de Flujo de Efectivo) of the Chilean Association of Accountants, the effects of foreign exchange changes on cash and cash equivalents are not required to be disclosed separately in the statement of cash flows. Pursuant to the comprehensive basis of preparation of price-level adjusted financial statements under US GAAP the effects of foreing exchange gains or losses and effects of inflation on on cash and cash equivalents are separately disclosed as presented in the table below:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Foreign exchange gains (losses)	9,987,676	(21,450,606)	(11,339,904)
Effects of inflation	3,074,192	1,235,047	4,624,749

i)	Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and 2004 for which it is practicable to estimate that value:

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The estimated fair values of the Company’s financial instruments compared to US GAAP carrying amounts are as follows:

	As of December 31,

	2003		2004

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	5,646,196	5,646,196	29,638,256	29,638,256
Time deposits	159,077,625	159,077,625	186,650,610	186,650,610
Marketable securities	1,221,470	1,221,470	681,677	681,677
Current receivables, net	102,017,051	102,017,051	105,455,382	105,455,382
Notes receivables, net	1,149,448	1,149,448	207,558	207,558
Other receivables, net	52,223,326	52,223,326	36,005,534	36,005,534
Amounts due from related companies	47,353,837	47,353,837	147,058,317	147,058,317
Long term receivables	17,093,000	17,093,000	35,027,855	35,027,855
Long term amounts due from related companies	131,998,628	131,998,628	334,466	334,466
Derivative contracts	48,652,236	48,652,236	31,737,622	31,737,622
Accounts payable	(60,022,460)	(60,022,460)	(81,045,724)	(81,045,724)
Dividends payable	(958,578)	(958,578)	(177,697)	(177,697)
Short term amounts payables to related companies	(126,665,371)	(126,665,371)	(6,383,444)	(6,383,444)
Debt, notes payable and bonds payable	(2,483,133,507)	(2,633,807,444)	(2,314,811,847)	(2,464,148,779)
Long term accounts payable to related companies	(86,428)	(86,428)	(51,139)	(51,139)
Derivative contracts	(59,129,510)	(59,129,510)	(60,587,846)	(60,587,846)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

j)	Derivative instruments

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

The Company has a number of contracts denominated in US dollars or with indexation features linked to the US dollar. According to SFAS 133, a contract with payments not expressed in the local or functional currency of any substantial party to the contract may be excluded from the normal purchase and sale exception or may be considered to have an embedded derivative that requires bifurcation. For purposes of evaluating the functional currency of the Company's subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in paragraph I p), thus the functional currency of these subsidiaries was considered to be the US dollar as these subsidiaries’ financial statements were re-measured into US dollars because they are foreign subsidiaries that operate in countries exposed to significant risks as determined under BT 64.

The following is a summary of the Company's adjustments in consolidated companies to other assets and liabilities related to the fair values for all identified derivative contracts as of December 31, 2003 and 2004.

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Commodity derivatives- assets	36,773,620	22,276,464
Commodity derivatives- liabilities	(42,578,561)	(39,443,773)
Embedded derivatives – assets	7,728,036	9,461,158
Embedded derivatives – liabilities	(9,196,399)	(12,085,390)
Financial derivatives – assets	4,150,580	—
Financial derivatives – liabilities	(7,145,816)	(650,168)

Total derivative adjustment (paragraph I p)	(10,268,540)	(20,441,709)
Effects of minority interest (paragraph I t)	789,670	1,839,192
Deferred tax effects (paragraph I c)	1,333,454	4,841,522

Net effect of adjustment	(8,145,416)	(13,760,995)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

The Company's Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets. In order to calculate the fair values of the electricity purchase and sale contracts related to this interconnection business, the Argentine electricity forward prices were used as a benchmark for all contracts included in this portfolio. The Company considers the Argentine prices to be the correct benchmark to calculate the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian spot or forward market to any parties other than those currently contracted. Therefore the Company views the interconnection as an extension of the Argentine market. Such values are included in the reconciliation to US GAAP in paragraph I (w).

Embedded Derivative Contracts

The Company enters into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2003 and 2004 corresponded to foreign currency and indexation features embedded in leases and service type contracts.

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Net Investment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated partially as a substantial portion of the Company’s revenue is either directly or indirectly linked to the US dollar. Additionally, the Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. The accounting treatment for such operations is the same under Chilean GAAP and US GAAP (see Note 10 e. and Note 19 d. for further detail). The changes in the cumulative translation adjustment are presented net of foreign currency gains or losses of debt designated as hedges of foreign net investments. Gains and (losses) related to debt designated as hedges of ThCh$ (75,218,151), ThCh$ 103,527,523 and ThCh$ 55,862,607 were included in the cumulative translation adjustment for the years ended December 31, 2002, 2003 and 2004, respectively.

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

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(i)	The most significant reclassifications from other operating income under Chilean GAAP to operating income under US GAAP are presented as follow:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Other operating income under Chilean GAAP	106,097,020	45,687,637	51,241,842
Gain on sale of fixed assets	2,680,054	1,701,758	6,820,138
Energy and power settlement	12,937,400	2,475,358	12,047,772
Incorporation of fourth line Camahue	349,346	—	—
Indemnities and commissions	658,589	2,341,666	9,701
Generator security foundation	2,196,813	—	—
Recovery of expenses and clients’ portfolio	—	11,944,336	14,335,004
Gains on service and other contracts	—	978,963	259,820
Gains on sales of other assets	—	5,107	25,640

Total reclassifications	18,822,202	19,447,188	33,498,075

Total other operating income as classified under US GAAP but calculated in accordance with Chilean GAAP	87,274,818	26,240,449	17,743,767

(ii)	The most significant reclassifications from other operating expenses under Chilean GAAP to operating expenses under US GAAP are presented as follow:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Other operating expenses under Chilean GAAP	120,682,442	61,563,677	79,285,937
Loss on sale of fixed assets	1,947,270	7,867,775	515,282
Retirement benefits and severance indemnities	1,570,001	1,283,403	—
Board of directors compensation	224,981	247,990	219,353
Contingencies and litigation	12,512,064	6,631,530	7,440,641
Intangible amortization and other deferred expenses	1,482,890	—	—
Energy and power settlement	18,062,293	2,743,675	25,696,096
Recalculation of pension liabilities	—	598,345	—
Costs of sales of materials and fixed assets	—	427,783	—
Loss on sales of other assets	—	414,581	211,277
Provision for obsolescence of work-in-progress	47,944,428	—	—
Provision for obsolescence of fixed assets	—	10,715,005	108,032
Provision for obsolescence of inventory	—	375,820	—

Total reclassifications	83,743,927	31,305,907	34,190,681

Total other operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP	36,938,515	30,257,770	45,095,256

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(iii)	The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Sales	950,642,851	943,816,813	1,032,662,084
Other operating income	18,822,202	19,447,188	33,498,075
Costs of sales	(514,366,444)	(736,733,618)	(622,768,963)
Administrative and selling expenses	(258,745,001)	(66,150,007)	(68,636,169)

Operating income	196,353,608	160,380,376	374,755,027

Non-operating income and expenses, net	(171,745,605)	(149,518,729)	(185,437,646)
Income taxes	(87,592,390)	25,079,588	(152,272,764)
Minority interest	(45,279,820)	(7,705,176)	7,293,831
Equity participation in income of related companies, net	30,468,890	46,323,155	19,204,487

Income from continuing operations	(77,795,317)	74,559,214	63,542,935
Cumulative effect of change in accounting principle	—	(124,080)	1,207,479
Income from discontinued operations	284,995	118,096	—

Net income	(77,510,322)	74,553,230	64,750,414

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	3,789,410	(11,704,480)	(18,321,636)
Cumulative translation adjustment	(1,157,270)	21,440,944	9,943,879

Comprehensive income (loss)	(74,878,182)	84,289,694	56,372,657

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(iv)	Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under US GAAP. Debt discounts are included in other assets in Chilean GAAP while the discount would be offset against the debt under US GAAP. The amounts receivable and payable related to financial derivatives have been recorded in the balance sheet at their gross amounts, whereas, these amounts would have been recorded at their net amounts by financial institution under US GAAP, provided the contracts have net settlement provisions. Negative goodwill would be presented as a deduction to property, plant, and equipment instead of a separate line-item in other assets. Investments in companies in the development stage would be consolidated under US GAAP, as opposed to being presented as equity method investees, under Chile GAAP.

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Current assets	402,037,019	546,089,439
Property, plant, and equipment	6,827,646,165	6,586,181,371
Accumulated depreciation of property, plant and equipment	(2,514,498,581)	(2,535,138,201)

Property, plant, and equipment, net	4,313,147,584	4,051,043,170

Goodwill	180,779,470	177,501,433
Accumulated amortization of goodwill	(133,237,655)	(133,541,238)

Goodwill, net	47,541,815	43,960,195

Other assets	520,898,393	352,414,481

Total assets	5,283,624,811	4,993,507,285

Current liabilities	500,462,088	451,347,775
Long-term liabilities	2,424,029,832	2,309,342,477
Minority interest	1,207,642,307	1,039,968,327
Shareholders’ equity	1,151,490,584	1,192,848,706

Total liabilities and shareholders’ equity	5,283,624,811	4,993,507,285

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

l)	Employee Benefit Plans

Endesa-Chile and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (p), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 6.0% for the years ended December 31, 2002, 2003 and 6.5% for the year ended December 31, 2004, respectively, and an estimated average service period based on the years of services for the Company.

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

iii)      Supplementary pension benefits

Eligible employees are entitled to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires upon the death of the pensioner for the Endesa-Chile employee, however, continues to cover the surviving-spouse in the case of employees of the subsidiary Endesa-Chile.

iv)	Worker’s compensation benefits

Employees that were entitled to Worker’s compensation insurance in prior years for work related accidents receive benefits from the Company as such insurance has expired. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under US GAAP pension and post-retirement employee benefits have been accounted for in accordance with SFAS 87 and SFAS 106, with inclusion of prior-period amounts in current years income as the amounts are not considered significant to the overall financial statement presentation. The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph I (w), above. The following data are presented in accordance with US GAAP for the Company’s post-retirement benefit plans.

	Pensions Benefits		Other Benefits

	Foreign		Chilean		Foreign

Changes in benefit obligations	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$

Obligations as of January 1	(17,161,160)	(17,523,115)	(9,802,414)	(9,317,869)	(3,256,337)	(3,096,346)
Foreign exchange effect	2,954,399	(1,489,128)	—	—	560,602	(263,122)
Net periodic expense	(4,749,998)	(472,231)	(976,412)	(275,726)	(715,726)	(441,324)
Benefits paid	1,433,644	1,841,012	1,460,957	970,408	315,115	322,999
Company contributions	—	—	—	—	—

Projected benefit obligation as of December 31	(17,523,115)	(17,643,462)	(9,317,869)	(8,623,187)	(3,096,346)	(3,477,793)

Funded Status of the Plans

Projected Benefit Obligation	(17,523,115)	(17,643,462)	(9,317,869)	(8,623,187)	(3,096,346)	(3,477,793)
Fair value of plan assets	—	—	—	—	—	—

Funded status	(17,523,115)	(17,643,462)	(9,317,869)	(8,623,187)	(3,096,346)	(3,477,793)
Unrecognized prior service obligation	—	—	498,124	—	—	—
Unrecognized net loss	—	—	—	—	—	—

Net amount recognized	(17,523,115)	(17,643,462)	(8,819,745)	(8,623,187)	(3,096,346)	(3,477,793)

Accumulated benefit obligation	(17,074,930)	(17,174,801)	(8,037,805)	(7,983,637)	(3,041,075)	(3,415,307)

	Pension Benefits

	Foreign

Assumptions as of December 31	2002 ThCh$	2003 ThCh$	2004 ThCh$

Weighted-average discount rate	13.5%	12.7%	12.0%
Weighted-average salary increase	8.3%	7.5%	6.9%
Weighted-average return on plan assets		—	—

Components of net periodic Benefits expenses

Service cost	(167,029)	(123,892)	(88,657)
Interest cost	(2,276,990)	(1,820,130)	(2,293,860)
Expected return on assets	—	—	—
Actuarial gain (loss)	(801,282)	(2,805,976)	1,910,286
Amortization of prior service obligation	—	—	—

Net periodic expenses	(3,245,301)	(4,749,998)	(472,231)

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Other Benefits

	Chilean			Foreign

Assumptions as of December 31	2002 ThCh$	2003 ThCh$	2004 ThCh$	2002 ThCh$	2003 ThCh$	2004 ThCh$

Weighted-average discount rate	6.0%	6.0%	6.5%	13.5%	12.7%	12.0%
Weighted-average salary increase	N/A	N/A	N/A	8.3%	7.5%	6.9%
Weighted-average return on plan assets	—	—	—	—	—	—

Components of net periodic Benefits expenses

Service cost	(2,621,044)	(507,582)	(127,375)	(3,256,338)	(13,049)	(10,986)
Interest cost	(249,731)	(353,110)	(631,470)	—	(342,546)	(405,452)
Expected return on assets	—	—	—	—	—	—
Actuarial gain (loss)	—	397,938	483,119	—	(360,131)	(24,886)
Amortization of prior service obligation	(454,928)	(513,658)		—

Net periodic expenses	(3,325,703)	(976,412)	(275,726)	(3,256,338)	(715,726)	(441,324)

The following is a schedule of the estimated pay-out of pension benefits in each of the next five years:

As of December 31, 2004

ThCh$

2005	3,241,585
2006	3,183,455
2007	3,238,323
2008	3,290,514
2009	3,373,348
Thereafter	24,366,582

Total	40,693,807

m)	Comprehensive income (loss)

In accordance with US GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders' equity.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following represents accumulated other comprehensive income balances as of December 31, 2002, 2003 and 2004 (in thousands of constant Chilean pesos as of December 31, 2004).

	2002

	Foreing currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	7,352,552	73,521	(24,600,229)	(17,174,156)
Credit (charge) for the period	3,789,410	5,613,503	(6,770,773)	2,632,140

Ending balance	11,141,962	5,687,024	(31,371,002)	(14,542,016)

	2003

	Foreing currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	11,141,962	5,687,024	(31,371,002)	(14,542,016)
Credit (charge) for the period	(11,704,480)	(19,536,897)	40,977,841	9,736,464

Ending balance	(562,518)	(13,849,873)	9,606,839	(4,805,552)

	2004

	Foreing currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	(562,518)	(13,849,873)	9,606,839	(4,805,552)
Credit (charge) for the period	(18,321,636)	(7,690,869)	17,634,748	(8,377,757)

Ending balance	(18,884,154)	(21,540,742)	27,241,587	(13,183,309)

n)	Discontinued operations

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

In 2002 the Company committed plans to dispose the 60% equity participation it held in the consolidated subsidiary Infraestructura Dos Mil S.A. It was accounted for as discontinued operations in accordance with SFAS 144 and, accordingly, amounts in reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued operations accounting.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Infraestructura Dos Mil S.A. was sold in June 2003. The major classes of consolidated revenues and expenses related to Infraestructura Dos Mil S.A. included in the Chilean GAAP Endesa-Chile consolidated Income Statement are as follows:

	Year Ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Sales	20,707,057	—	—
Costs of sales	(10,210,775)	—	—

Gross profit	10,496,282	—	—
Administrative and selling expenses	(1,342,379)	—	—

Operating income	9,153,903	—	—

Non operating (loss) income (1)	(7,688,527)	605,933	—

Income before taxes and minority interest	1,465,376	605,933	—

Income tax (1)	(996,766)	(99,979)	—
Minority interest	(186,437)		—

Net income for the year	282,173	505,954	—

(1)	Chilean GAAP Infraestructura Dos Mil S.A. was not consolidated as of January 1, 2003. The non-operating income of ThCh$ 605,933 recorded under Chilean GAAP represents the gain recorded on the sale and the net result from operations of Infraestructura Dos Mil S.A. from January 1, 2003 to the date of sale.

For the year ended December 31, 2004, no operation was classified as discontinued operation.

o)	Intangible assets

The Company's intangible assets were ThCh$ 28,965,664 and ThCh$ 28,076,325 and related accumulated amortization was ThCh$ 7,504,176 and ThCh$ 8,368,635 as of December 31, 2003 and 2004, respectively. All of the Company’s intangible assets are subject to amortization and there is no difference between Chilean and US GAAP in their basis. The Company expects to amortize approximately ThCh$ 1,210,473, ThCh$ 1,081,705, ThCh$ 962,347, ThCh$ 854,632 and ThCh$ 854,632 of intangible assets in 2005, 2006, 2007, 2008 and 2009, respectively.

p)	Investments in related companies

The condensed information shown here has been combined from Compañía de Interconexión Energética S.A., Comercializadora de Energía del Mercosur S.A., Gas Atacama Generación Ltda., Gasoducto Atacama Argentina Ltda. and Gasoducto Atacama Chile Ltda. individual financial statements prepared in accordance with Chilean GAAP for the years ended December 31, 2002. In 2003 a new equity method investee, Inversiones Gas Atacama Holding Limitada was created and shares of the last three companies were transferred to it (see note 10 (d)). Thus the information as of and for the year ended December 31, 2003 and 2004 was combined from Compañía de Interconexión Energética S.A., Comercializadora de Energía del Mercosur S.A. and Inversiones Gas Atacama Holding Limitada. For the overall effect on the financial statements of Endesa-Chile of the application of US GAAP to the financial statements of these companies, see paragraph I (w) above.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following tables show combined summarized financial information prepared in accordance with Chilean GAAP of the related companies accounted for using the equity method for the purpose of complying with disclosure requirement for significant equity investees. All amounts are in thousands of constant Chilean pesos of December 31, 2004 purchasing power.

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Current assets	161,599,749	170,543,038	150,021,917
Non-current assets	978,177,006	834,745,526	748,636,667

Total assets	1,139,776,755	1,005,288,564	898,658,584

Current liabilities	145,069,666	349,266,946	130,969,920
Non-current liabilities	666,506,388	353,950,925	474,443,482

Total liabilities	811,576,054	703,217,871	605,413,402

Net sales	280,024,376	244,170,702	294,731,805

Gross profit	75,327,348	97,073,659	39,241,938

Net income (loss)	14,942,886	26,280,334	28,094,654

Endesa-Chile’s participation in net income	6,741,109	11,801,790	18,350,980

No discontinued operations have been included in equity method investees as of December 31, 2002, 2003 and 2004.

The Company is required to present separate Chilean GAAP audited financial statements of Compañía de Interconexión Energética S.A. and Comercializadora de Energía del Mercosur S.A. as of December 31, 2003 and 2004 and for the three years ended December 31, 2004, and is required to present a reconciliation to US GAAP for those companies as of December 31, 2003 and 2004 and for the three years ended December 31, 2004, as these companies met the definition of a significant subsidiary under Rule 1-02 (w) of Regulation S-X as of December 31, 2004.

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

q)	Restrictions which limit the payment of dividends by the registrant

As stated in Note 27, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Endesa-Chile’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2004 are as follows:

Subsidiary	Proportionate Share of Restricted Net Assets
ThCh$

Pangue S.A.	40,151,228
Pehuenche S.A.	152,420,345
Edegel S.A.	80,558,421
Central Hidroeléctrica Betania S.A.	237,429,825

Total	510,559,819

The amount of consolidated retained earnings which represents undistributed earnings of investees accounted for under the equity method as of December 31, 2004 is ThCh$ 20,660,266.

r)	Capital lease obligations

Minimum lease obligations are presented net of interest expense, and as of December 31 are summarized as follows:

	2003	2004

	ThCh$	ThCh$
Short-term:
Lease obligations	—	2,229,600
Less: interest expense	—	(1,506,124)

Net short-term lease obligations	—	723,476

Long-term:
Lease obligations	—	38,849,355
Less interest expense	—	(15,188,452)

Net long-term lease obligations	—	23,660,903

Weighted-average interest rate	—	6.50%

Back to Contents

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

33.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Future payments under capital leases are summarized as follows:

Year ended December 31, 2004	ThCh$

2005	723,476
2006	770,502
2007	820,584
2008	873,922
2009	930,727
Thereafter	20,265,168

Total	24,384,379

s)	Recent accounting pronouncements

In March 2005 the Financial Accounting Standards Board (FASB) published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets.

Interpretation 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Interpretation 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises).

The Company adopted SFAS 143 effective January 1, 2003, and currently does not expect that the adoption of the Interpretation 47 will have a material impact on the Company’s results of operation or financial position. We are currently in process of analysis of FIN 47 impications in multiple jurisdictions that we operate in.

Back to Contents

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

Schedule I – Condensed financial information of Empresa Nacional de Electricidad S.A. (“Endesa Individual”)

1.	Condensed balance sheets of Endesa Individual under US GAAP as of December 31, 2003 and 2004 are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Current assets	155,880,096	159,972,707
Property, plant, and equipment	2,063,857,828	2,170,073,856
Accumulated depreciation of property, plant and equipment	(1,019,885,715)	(1,056,613,945)

Property, plant, and equipment, net	1,043,972,113	1,113,459,911

Other assets	2,100,403,336	1,853,318,908

Total assets	3,300,255,545	3,126,751,526

Current liabilities	261,562,330	158,710,849
Long-term liabilities	1,887,202,631	1,775,191,971
Shareholders’ equity	1,151,490,584	1,192,848,706

Total liabilities and shareholders’ equity	3,300,255,545	3,126,751,526

2.	Condensed income statements of Endesa Individual under US GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Sales	331,906,607	360,576,784	397,228,592
Other operating income	6,723,811	3,880,175	28,204,855
Costs of sales	(259,152,431)	(299,467,502)	(303,768,403)
Administrative and selling expenses	(33,109,724)	(36,903,316)	(24,919,770)

Operating income	46,368,263	28,086,141	96,745,274

Non-operating income and expenses, net	(175,391,364)	73,437,733	(51,144,342)
Income taxes	968,359	17,177,281	(324,135)
Equity participation in income of related companies, net	50,544,420	(44,147,925)	18,266,138

Income from before cumulative effect of change in accounting principle	(77,510,322)	74,553,230	63,542,935
Cumulative effect of change in accounting principle	—	—	1,207,479

Net income	(77,510,322)	74,553,230	64,750,414

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	3,789,410	(11,704,480)	(18,321,636)
Cumulative translation adjustment	(1,157,270)	21,440,944	9,943,879

Comprehensive income (loss)	(74,878,182)	84,289,694	56,372,657

Back to Contents

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

3.	Condensed cash-flow statements of Endesa Individual under US GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Net cash provided by operating activities	86,712,390	63,908,680	65,154,773
Cash flows from financing activities:
Proceeds from the issuance of debt	92,080,051	37,572,437	65,159,028
Proceeds from bond issuances	—	560,664,495	—
Proceeds from loans obtained from related companies	133,032,640	—	3,063,277
Other sources of financing	3,341,327	—	5,653,081
Dividends paid	(8,063,463)	—	(19,354,501)
Payment of debt	(42,841,598)	(408,574,890)	(136,444,482)
Payment of bonds	(2,117,842)	(2,278,582)	(2,425,514)
Payment of loans obtained from related companies	(161,062,047)	(111,326,755)	(3,712,130)
Payment of bond issuance costs	—	(5,823,428)	(474,817)
Other disbursements for financing	—	(29,767,069)	(2,718,831)

Net cash provided by (used in) financing activities	14,369,068	40,466,208	(91,254,889)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	18,005,979	135,544,987	614,744
Payments received on loans to related companies	287,453,309	85,740,511	154,465,979
Other receipts from investments	—	119,327,984	85,523,339
Additions to property, plant and equipment	(128,803,073)	(111,821,642)	(65,258,124)
Long-term investments	(5,175,105)	(3,036,509)	(1,178,763)
Other loans granted to related companies	(271,889,575)	(257,573,371)	(103,661,415)
Other investment disbursements	(21,173)	(68,970,280)	—

Net cash provided used in investing activities	(100,429,638)	(100,788,320)	70,505,760

Net cash flow for the year	651,820	3,586,568	44,405,644
Effect of price-level restatement on cash and cash equivalents	(70,502)	220,895	(84,631)

Net (decrease) increase in cash and cash equivalents	581,318	3,807,463	44,321,013

Cash and cash equivalents beginning of year	723,142	1,304,460	5,111,923

Cash and cash equivalents end of year	1,304,460	5,111,923	49,432,936

Back to Contents

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

4.	The following table presents Endesa Individual’s long-term debt owed to banks and other financial institutions as of December 31, 2003 and 2004:

					As of December 31, 2004				As of December 31, 2003

	Currency	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long-term portion	Annual interest rate	Total long-term liabilities

Financial institution
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

Banco Nationale de Paris	US$	2,544,205	2,544,205	4,378,968	—	—	9,467,378	5.78	41,107,965
Citibank N.A. Nassau, Bahamas	US$	—	—	34,837,500	—	—	34,837,500	2.94	—
The Bank of Tokio – Mitsubishi	US$	—	—	—	—	—	—	—	5,839,939
The Bank of Tokio – Mitsubishi	Yen	—	—	—	—	—	—	—	432,999
The Bank of Tokio – Mitsubishi	Euro	—	—	—	—	—	—	—	124,781
The Bank of Tokio – Mitsubishi	Other	—	—	—	—	—	—	—	412,208
Caja Madrid, Miami Agency	US$	—	—	34,837,500	—	—	34,837,500	2.94	—
Export Development Corp.Loan	US$	789,576	789,576	1,579,152	3,947,880	—	7,106,184	2.86	8,495,248
Banque Nationale de París	US$	911,946	911,946	1,823,892	4,559,730	911,946	9,119,460	5.98	14,374,183
Banco Bilbao Vizcaya Argentaria S.A.	US$	—	—	34,837,500	—	—	34,837,500	2.94	9,126,754
Banco Santander CentralS.A.	US$	—	—	34,837,500	—	—	34,837,500	2.94	44,959,632
Citibank N.A.	US$	—	—	—	—	—	—	—	14,951,972
Dresdner Bank Luxembourg S.A.	US$	—	—	—	—	—	—	—	9,126,754
HSBC Bank plc, Spanish Branch	US$	—	—	—	—	—	—	—	10,959,017
San Paolo IMI S.p.A.	US$	—	—	—	—	—	—	—	10,475,024
BNP Paribas, Spanish Branch	US$	—	—	—	—	—	—	—	9,126,754
Deutsche Bank AG, New York Branch	US$	—	—	—	—	—	—	—	9,126,754
Landesbank Rheinland-Pfalz-Girozentrale	US$	—	—	—	—	—	—	—	2,852,112
Credit Lyonnais, New York Branch	US$	—	—	—	—	—	—	—	5,825,219
ING Bank N.V., Curcao Branch	US$	—	—	—	—	—	—	—	5,825,219
The Bank of Tokyo-Mitsubishi, Ltd.N.Y.Branch	US$	—	—	—	—	—	—	—	5,825,219
WestLB AG, New York Branch	US$	—	—	—	—	—	—	—	5,825,219
Banco Popular Español S.A.	US$	—	—	—	—	—	—	—	4,079,381
Bayerische Hypo-und Vereinsbank AG, IBF Branch	US$	—	—	—	—	—	—	—	1,728,552
Bayerische Landesbank, IBF Branco	US$	—	—	—	—	—	—	—	1,728,552
Banco de Sabadell, SA	US$	—	—	—	—	—	—	—	1,158,131
Israel Discount Bank of New York	US$	—	—	—	—	—	—	—	933,418
Banca Intesa, S.p.A., London Branco	US$	—	—	—	—	—	—	—	5,825,219
Banco Español de Crédito	US$	—	—	—	—	—	—	—	2,903,969
Mizuho Corporate Bank, Ltd.	US$	—	—	—	—	—	—	—	2,333,544
Landesbank Baden-Württemberg	US$	—	—	—	—	—	—	—	2,333,544
Royal Bank of Canada Europe Limited	US$	—	—	—	—	—	—	—	5,825,221

Total		4,245,727	4,245,727	147,132,012	8,507,610	911,946	165,043,022	—	243,642,503

Back to Contents

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

5.       The following table presents bonds payable as of December 31, 2003 and 2004:

Series	Face value outstanding	Currency	Interest		Par value as of December 31,
			Rate	Maturity	2003	2004

			%		ThCh$	ThCh$
1	230,000,000	US$	7.88	02/01/2027	4,593,367	4,206,628
2	220,000,000	US$	7.33	02/01/2037	4,086,799	3,742,710
3	200,000,000	US$	8.13	02/01/2097	4,121,035	3,774,063
1	400,000,000	US$	7.75	07/15/2008	8,647,831	7,919,724
1	400,000,000	US$	8.50	04/01/2009	5,173,483	4,737,900
C-1, C-2 , D-1, D-2	6,000,000	UF	6.80	11/01/2010	2,665,953	2,800,303
E-1, E-2	1,115,287	UF	6.20	08/01/2006	2,647,755	2,643,780
F	1,500,000	UF	6.20	08/01/2022	661,939	660,946
144A	400,000,000	US$	8.35	08/01/2013	8,865,591	7,757,150
144A	200,000,000	US$	8.63	08/01/2015	4,579,317	4,006,313
G	4,000,000	UF	4.80	10/15/2010	685,589	684,563
H	4,000,000	UF	6.20	10/15/2008	882,578	881,259

Total current portion					47,611,237	43,815,339

1	230,000,000	US$	7.88	02/01/2027	139,988,350	128,202,000
2	220,000,000	US$	7.33	02/01/2037	133,901,900	122,628,000
3	200,000,000	US$	8.13	02/01/2097	121,729,000	111,480,000
1	400,000,000	US$	7.75	07/15/2008	243,458,000	222,960,000
1	400,000,000	US$	8.50	04/01/2009	243,458,000	222,960,000
C-1, C-2, D-1, D-2	6,000,000	UF	6.80	11/01/2010	18,103,889	15,477,997
E-1, E-2	1,115,287	UF	6.20	08/01/2006	104,058,000	103,902,300
F	1,500,000	UF	6.20	08/01/2022	26,014,500	25,975,575
144A	400,000,000	US$	8.35	08/01/2013	243,458,000	222,960,000
144A	200,000,000	US$	8.63	08/01/2015	121,729,000	111,480,000
G	4,000,000	UF	4.80	10/15/2010	69,372,000	69,268,200
H	4,000,000	UF	6.20	10/15/2008	69,372,000	69,268,200

Total long-term portion					1,534,642,639	1,426,562,272

6.	The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2004:

As of December 31, 2003

ThCh$

2005	125,632,872
2006	119,706,472
2007	7,948,007
2008	231,676,824
2009	353,861,482
Thereafter	807,626,188

Total	1,646,451,845

Back to Contents

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004, except as stated)

7.	The following table presents the dividends received by Endesa Individual in the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Dividends received	24,128,368	72,488,704	76,871,937

Back to Contents

Report of Independent Auditors

To the Shareholders and Board of Directors of
CIEN – Companhia de Interconexão Energética:

We have audited the accompanying consolidated balance sheets of Companhia de Interconexão Energética S.A. – CIEN and its subsidiaries (“the Company”) as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Interconexão Energética S.A. – CIEN and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the consolidated financial statements).

ERNST & YOUNG Auditores Independentes S.S. CRC – 2SP 015.199/O-6

Brazil, São Paulo
May 3, 2005

Back to Contents

CIEN – COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of US dollars)

ASSETS	2004	2003

		Restated (note 2q)
CURRENT ASSETS
Cash	4,336	4,816
Time deposits	68,216	39,135
Trade accounts receivable	40,006	61,398
Miscellaneous receivables	1,064	2,541
Accounts receivable from related parties	19,442	26,233
Recoverable taxes	6,634	8,249
Prepaid expenses	106	31
Other	2,769	3,023

Total current assets	142,573	145,426

PROPERTY, PLANT AND EQUIPMENT
Land	5,819	5,819
Transmission lines, machinery and equipment	561,045	560,762
Other	70,964	82,346

Subtotal	637,828	648,927
Accumulated depreciation	(69,096)	(49,365)

Total property, plant and equipment, net	568,732	599,562

OTHER ASSETS
Long-term trade accounts receivable	84,430	69,344
Other	35,828	25,344

Total other assets	120,258	94,688

TOTAL ASSETS	831,563	839,676

The accompanying notes are an integral part of these financial statements.
		(continues)

Back to Contents

CIEN – COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of US dollars)

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003

		Restated (note 2q)
CURRENT LIABILITIES
Due to banks and financial institutions	49,327	339,133
Dividends payable	18,298	940
Accounts payable to related parties	33,532	87,798
Accounts payable	22,447	27,482
Miscellaneous payables	701	868
Provisions	3,459	1,594
Withholdings	3,135	209
Taxes payable	33,594	30,564

Total current liabilities	164,493	488,588

NON-CURRENT LIABILITIES
Due to banks and financial institutions	275,466	32,121
Provisions	142,129	116,521
Deferred income tax	10,694	8,996
Accounts payable to related parties	39,257	—

Total non-current liabilities	467,546	157,638

MINORITY INTEREST	2	—

SHAREHOLDERS' EQUITY
Paid-in capital	194,633	194,633
Accumulated deficit (development stage)	—	(24,648)
Accumulated deficit	(1,183)	(5,325)
Net income for the year	26,398	29,896
Proposed dividends	(20,324)	(1,106)

Total shareholders' equity	199,524	193,450

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	831,563	839,676

The accompanying notes are an integral part of these financial statements.

Back to Contents

CIEN – COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of US dollars)

	2004	2003	2002

		Restated (note 2q)
OPERATING REVENUES AND COSTS
Electricity sales and power billed to third parties	259,772	278,037	232,344
Electricity sales and power billed to related parties	112,964	85,341	168
Other operating revenues from third parties	6,538	—	—

Total operating revenues	379,274	363,378	232,512

OPERATING COSTS
Variable costs
Electricity purchases from related parties	(118,705)	(110,595)	(113,307)
Electricity purchases from third parties	(69,800)	(61,658)	(17,900)
Purchase of materials and inputs	(59)	(53)	(38)
Tolls and electricity distribution	(29,163)	(7,328)	(1,154)
Other variable costs with third parties	(22,557)	(17,748)	(9,338)
Fixed costs
Payroll and other personnel costs	(673)	(576)	(513)
Depreciation	(22,704)	(18,649)	(11,727)
Amortization	(70)	(540)	(2,151)
Operating and maintenance cost of third parties	(3,100)	(3,604)	(3,450)

Total operating costs	(266,831)	(220,751)	(159,578)

OPERATING MARGIN	112,443	142,627	72,934

ADMINISTRATIVE AND SALES EXPENSES
General expenses and third parties administrative services	(5,445)	(3,112)	(961)
Payroll and personnel costs	(3,245)	(2,908)	(2,243)
Allowance for doubtful accounts	279	(17)	—
Depreciation	(16)	(23)	(10)

Total administrative and sales expenses	(8,427)	(6,060)	(3,214)

OPERATING RESULTS	104,016	136,567	69,720

NON-OPERATING RESULTS
Financial income from related parties	5,613	—	2,687
Financial income from third parties	1,702	6,115	12,265
Equity in income (losses) of related companies	—	—	(7,873)
Other non-operating income from third parties	1,456	31,746	204
Financial expenses with third parties	(26,175)	(34,734)	(14,152)
Other non-operating expenses with third parties	(43,730)	(57,326)	(41,050)

Total non-operating results	(61,134)	(54,199)	(47,919)

INCOME (LOSS) BEFORE INCOME TAXES	42,882	82,368	21,801

INCOME TAXES	(16,484)	(52,472)	559

NET INCOME FOR THE YEAR	26,398	29,896	22,360

The accompanying notes are an integral part of these financial statements.

Back to Contents

CIEN – COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of US dollars)

	2004	2003	2002

		Restated (note 2q)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	26,398	29,896	22,360
Depreciation	22,720	18,672	11,737
Amortization	289	540	2,151
Equity in income (losses) of related companies	—	—	7,873
Foreign currency translation, net	4,536	(5,643)	51,694
Other revenues and expenses that do not represent cash	3,262	—	(18,444)

Decrease (increase) in assets that affect the cash flows:
Trade accounts receivable	39,538	(50,105)	(25,325)
Accounts receivable from related parties	6,791	(25,830)	(383)
Other	(16,446)	(13,237)	(5,670)

Increase (decrease) in liabilities that affect the cash flows:
Due to banks and finanicial institutions	791	(43,277)	9,532
Dividends payable	17,358	940	—
Accounts payable	(5,035)	6,284	32,806
Accounts payable to related parties	(15,009)	20,698	963
Provisions	27,325	131,015	30
Other	(19,117)	17,604	12,486

Net cash provided by operating activities	93,401	87,557	101,810

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing from third parties	—	—	66,750
Loans and financing from related parties	—	—	3,000
Payments of loans and financing to third parties	(64,313)	—	(68,759)
Other	—	10,931	(16,272)

Net cash used in financing activities	(64,313)	10,931	(15,281)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(466)	(75,600)	(99,730)
Investment in related company	—	—	(15,000)
Loan to related parties	—	—	14,246
Other investments	—	—	25,397

Net cash used in investing activities	(466)	(75,600)	(75,087)

NET CASH FLOW FOR THE YEAR	28,622	22,888	11,442

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,931	17,495	6,053
CASH OF NEWLY CONSOLIDATED ENTITIES 1/1/03	—	3,548	—
CASH AND CASH EQUIVALENTS ON A CONSOLIDATED BASIS	—	21,043	—

CASH AND CASH EQUIVALENTS, END OF YEAR	72,553	43,931	17,495

The accompanying notes are an integral part of these financial statements.

Back to Contents

CIEN – COMPANHIA DE INTERCONEXÃO ENERGÉTICA AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003
(In thousands of U.S. dollars, unless otherwise indicated)
(Translation of report originally issued in Spanish–See Note 2)

1.	BUSINESS DESCRIPTION

The Company’s primary line of business involves producing, industrially processing, distributing and selling electric energy, including import and export activities, by implementing the necessary services to achieve this business objective. The Company will conduct the project, planning and construction of facilities related to systems for producing, transmitting, converting and distributing electric energy, by performing and obtaining the necessary investments for developing the works to be done and the service provision. It will also be able to carry out associated projects, and conduct activities inherent, related or complementary to the works and services that it will provide, including being able to hold interest in other companies.

The Company was considered the international winner in public bid No. 203.78006.0 for the Brazil – Argentina Interconnection and the purchase of firm power with associated energy imported from Argentina. The bid was promoted by Centrais Elétricas do Brasil S.A. – Eletrobrás through its subsidiaries Centrais Elétricas do Sul do Brasil S.A. – Eletrosul and Furnas Centrais Elétricas S.A.. Therefore, the right to construct an electric energy transmission line between the substation of Rincón de Santa Maria (Argentina) and Itá (Brazil) was granted, with an approximate length of 507 km, to annually import 1,000 MW electric energy from Argentina, for a period of 20 years.

On May 5, 1998, the firm power sale contracts were signed with Eletrosul (300 MW annually) and Furnas (700 MW annually), for the aforementioned term granted. On December 13, 1999, the contract for the sale of firm power of 800 MW per year was signed with Copel and, therefore, the construction of a second transmission line of 488,772 km started, considering an equal capacity of 1,050 MW. Finally, on December 31, 2002 a contract for the sale of power and energy of 200 MW was signed with CERJ, for the term granted. At that date, the second transmission line was fully operating. On December 10, 2003, the amendment to the contracts of COPEL was signed, which modified the energy supply contract from 800MW of firm power to 400 MW of energy contracted at load factor 1:1, considering the contract term reduction until 2015 (Note 4).

Due to the shareholding restructuring, ELETROSUL incorporated Tractebel Energia S.A. – TRACTEBEL, and this latter company effectively signed the contract with CIEN.

Back to Contents

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

Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States of America (“US GAAP”).

For the convenience of the reader, these financial statements and their accompanying notes have been translated from Spanish to English.

b)	Accounting period

These financial statements present the financial position as of December 31, 2004 and 2004 and the results of their operations and their cash-flows for the years ended December 31, 2004, 2003, and 2002.

c)	Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant transactions and balances between the companies have been eliminated in consolidation, as well as unrealized income arising from such transactions. The participation of minority shareholders in subsidiaries has been reflected in the consolidated financial statements under the caption Minority Interest.

The consolidated financial statements as of and for the years ended December 31, 2004 and 2003 and 2002 include the following companies:

Company	Percentage owned

	2004	2003	2002

	%	%	%

CTM – Compañía de Transmisión del Mercosur S.A. *	99.99	99.99	—
TESA – Transportadora de Energía S.A.*	100.00	100.00	—
*These companies are consolidated since January 1, 2003.

Back to Contents

2.	SIGNIFICANT ACCOUNTING PRACTICES, continued

d)	Basis of conversion

d.1.	Purpose of financial statements

These financial statements have been prepared in accordance with Technical Bulletin No. 64 established by the Chilean Association of Accountants .

The Company maintains its accounting records in Brazilian Reais, the currency of the country in which the Company is incorporated and operates, in accordance to accounting practices adopted in Brazil.

The assets and liabilities as of December 31, 2004 and 2003, and the income for the years ended December 31, 2004, 2003 and 1002 have been translated from Reais into dollars using the translation methodology applicable to investments in countries with unstable currencies and are not considered an extension of the operations of the investing Company, as described in Technical Bulletin No. 64, summarized as follows:

d.1.1.	Non monetary assets and liabilities

Non-monetary assets and liabilities and shareholders’ equity are expressed in historic US dollars, translating the Reais of each transaction into US dollars, using the historical exchange rate in effect at the date of the transaction.

d.1.2.	Monetary assets and liabilities

Monetary assets and liabilities have been translated into US dollars at the exchange rate prevailing at year end, applicable to remittances abroad.

The exchange rate in effect as of December 31, 2004 was US$1 = R$2.6544 (US$1 = R$2.8892 in 2003).

d.1.3.	Income statement accounts

The income statement accounts – except for those that are determined at historical amounts – were translated using the average monthly exchange rate.

The resulting foreign currency translation is recorded in non-operating income (expense) in the income statement.

Back to Contents

2.	SIGNIFICANT ACCOUNTING PRACTICES, continued

e)	Time deposits

Time deposits are comprised of short-term funds and fixed income securities. These investments are stated at cost plus interest earned up to December 31, 2004 and 2003 and do not exceed market value.

f)	Investments

Investments in related parties in which the Company has significant influence or which are part of our shareholders’ consolidated group are accounted for by the equity method. Other investments are presented at acquisition cost.

g)	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition and/or construction, including the interest and financing related to financing the construction in progress during the construction of the projects CIEN I and CIEN II.

Depreciation is calculated by the straight-line method using rates defined by the Brazilian National Agency of Electric Energy (ANEEL), which approximates the estimated useful life of the assets used in the electric sector in Brazil.

h)	Government severance indemnity fund for employees

According to current labor legislation and contracts signed with Company employees, there is no obligation related to benefit for years of service. Under Brazilian labor legislation, the Company is required to make monthly contributions of 8% on payroll expense to the Government though a financial institution, which can be withdrawn by the employee when upon dismissal from the Company or for purchasing a house.

i)	Liabilities with banks and financial institutions

Liabilities are adjusted for monetary and exchange variation, plus accrued interest up to the balance sheet date.

j)	Income taxes

Income tax payables, including social tax contributions due, are recorded as liabilities, net of advances and other applicable credits.

The current income tax provision is calculated based on taxable income, at the current statutory rates of 15% plus an additional 10% applied to the taxable income exceeding R$240,000.00 per year.

The social security contribution rate is 9% calculated of taxable income.

Back to Contents

2.	SIGNIFICANT ACCOUNTING PRACTICES, continued

k)	Deferred income taxes

In accordance with the Technical Bulletin No. 60 from Chilean Association of Accountants and Circulars Nos. 1466 and 1560 of the Superintendency of Securities and Insurance (“SVS”) of Chile, the Company has recorded in the statements of income the effects of deferred income and social contribution taxes related to temporary differences, tax loss carryforwards and other events that generate differences between the book basis and tax values, in accordance with the rates in force in the estimated year of its reversal.

l)	Accumulated deficit (development stage)

Represents expenses incurred, net of the financial revenues, during the development stage, which ended June 21, 2000, related to the first transmission line construction project, which, in accordance with Chilean GAAP, are recognized directly as a reduction of equity.

m)	Operating revenues

Revenue consists of revenue billed for energy supplied, including energy supplied and unbilled at each year-end, valued at the selling price using the current rates, which has been included in revenue from operations. The unbilled amount is presented in current assets as accounts receivable and the corresponding cost is included in cost of operations.

n)	Provision for contingencies

Provisions for loss contingencies are recorded using estimates by the Company’s management based on advice of external legal counsel to cover probable losses.

o)	Vacation accrual

The Company has recorded a vacation accrual incurred up to the balance sheet date, according to the Technical Bulletin No. 47 of Chilean Association of Accountants.

p)	Cash flows

The statements of cash flows have been prepared using the indirect method.

Investments considered as cash equivalents, as indicated in point 6.2 of Technical Bulletin No. 50 issued by the Chilean Association of Accountants, include time deposits and cash.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll costs and taxes.

Back to Contents

2.	SIGNIFICANT ACCOUNTING PRACTICES, continued

q)	Restatement of financial statements as of and for the year ended December 31, 2003

The following reclassifications were made in the balance sheet as of December 31, 2003:

Statement of balance sheets as of December 31, 2003

From:	ThUS$	To:	ThUS$

Due to banks and financial institutions – current portion	(32,121)	Due to banks and financial institutions – long-term portion	32,121
Trade receivables	(28,747)	Long-term receivables	28,747

As of December 31, 2003 the Company did not present its long-term receivables at present value and in consequence it overstated their value by ThUS$ 17,877. The effect of the restatement is presented below:

Year ended December 31, 2003
ThUS$

Operating revenues reported	295,914
Effect of discounting long-term receivables	(17,877)

Operating revenues as adjusted	278,037

Income taxes previously reported	(58,550)
Deferred tax asset on discounting of long-term receivables	6,078

Income taxes as adjusted	(52,472)

Effect on net income	(11,799)

3.	CHANGE IN ACCOUNTING PRINCIPLES

There were no changes in accounting principles during the years ended December 31, 2004 and 2003 that would affect the comparison with the prior year financial statements.

Back to Contents

4.	SHORT-TERM FINANCIAL INVESTMENTS

The amounts related to short-term financial investments are as follows:

Financial institution	Annual rate	Instrument	2004	2003

Mellon Brascan Bank	-15,83% p.a.	Variable Income Investment Funds	29,771	15,936
Banco Santander	18.64% p.a.	Fixed Income Investment Funds	19,211	19,087
Banco Santander	18.34% p.a.	Certificate of Bank Deposit – CDB	4,595	2,923
Bradesco	18.21% p.a.	Certificate of Bank Deposit – CDB	2,104	988
Itaú Perfomace	18.46% p.a.	Investment Funds	12,336	—
Others			199	201

Total			68,216	39,135

5.	TRADE ACCOUNTS RECEIVABLE

The amounts related to trade accounts receivable are as follow:

	Undue and overdue until 90 days		Overdue from 90 days to 1 year		Total short-term		Total long-term

	2004	2003	2004	2003	2004	2003 Restated (Note 2q)	2004	2003 Restated (Note 2q)

COPEL Distribuição S.A.	11,423	28.747	—	—	11,423	28,747	79,051	69,344
Furnas Centrais Elétricas S.A.	16,506	14,429	—	877	16,506	15,306	—	—
Tractebel Energia S.A.	7,272	6,244	2,983	2,940	10,255	9,184	—	—
Dona Francisca Energética S.A.	—	77	25	23	25	100	—	—
Others	1,594	7,835	203	226	1,797	8,061	5,379	—

Total	36,795	57,332	3,211	4,066	40,006	61,398	84,430	69,344

The year 2004 was characterized by changes in the legislation of Brazilian Electric sector and in the tax legislation. The context was not favorable for the negotiation and sales of energy.

The amount of accounts receivable from Furnas and Tractebel is net of provisions for losses amounting to US$ 6,874 and US$ 3,120, respectively, corresponding to the billing for the transfer of transmission charges, which have not been paid.

On December 10, 2003, the COPEL contracts were amended. The agreement provided that the outstanding balances from 2002 and energy billed from January through May 2003 will be received in 60 monthly installments from December 31, 2003. The balance shown under long-term receivables represents the present value of these receivables.

Back to Contents

6.	MISCELLANEOUS RECEIVABLES

Miscellaneous receivables are as follows:

	2004	2003

Dona Francisca Energética S.A.	483	557
ABB Ltda.	508	1,006
Advances to lawyers	—	798
Advances to personnel	21	21
Other	52	159

Total	1,064	2,541

7.	ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED PARTIES

The transactions and balances detailed below correspond to entities that are subsidiaries of Endesa-Spain, CIEN’s final parent company.

	Assets		Statement of income

	Short-term 2004	Long-term 2004	Revenue effects 2004 (*)	Transactions

CERJ – Cia. de Eletricidade do Rio de Janeiro S.A.	13,730	—	89,032	Energy supplies
COELCE – Cia. Energética do Ceará	2,916	—	14,185	Energy supplies
CEMSA – Comercializadora del Mercorsur S.A.	2,363	—	15,360	Energy suplíes
Central Costanera S.A.	407	—	1,625	Cost recovery
Ingendesa do Brasil Ltda.	26	—	—	Rendering of services

Total	19,442	—	120,202

(*)	The column referred to as results includes US$ 5,613 corresponding to interest on bills issued to Cerj, which were paid in arrears and are presented under financial income from related parties.

	Assets		Statement of income

	Short-term 2003	Long-term 2003	Revenue effects 2003	Transactions

COELCE – Cia Energética do Cearé	4,475	—	23,536	Energy suplies
CERJ – Cia. de Eletricidade do Rio de Janeiro S.A.	21,347	—	61,780	Energy suplies
CEMSA – Comercializadora del Mercorsur S.A.	258	—	40	Energy supplies
Ingendesa Brasil Ltda.	23	—	—	Rendering of services
Central Generadora Termeléctrica Fortaleza.	130	—	129	Rendering of services

Total	26,233	—	85,485

Back to Contents

7.	ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED PARTIES, continued
	Liabilities		Statement of income

	Short-term 2004	Long-term 2003	Effect – charges 2004	Transactions

CEMSA – Comercializadora del Mercorsur S.A.	8,367	—	(81,623)	Energy supplies
Central Costanera S.A.	3,062	—	(37,082)	Energy supplies
Endesa Internacional S.A.	21,507	39,257	(2,890)	Financing
Other	596	—	—	Provision

Total	33,532	39,257	(121,595)

	Liabilities		Statement of income

	Short-term 2003	Long-term 2003	Effect – charges 2003		Transactions

CEMSA – Comercializadora del Mercorsur S.A.	25,555	—	(87,948)		Energy supplies
Central Costanera S.A	4,303	—	(36,123	) )	Energy supplies
Ingendesa do Brasil Ltda.	23	—	(23)		Provision
Endesa Internacional S.A.	57,917	—	(4,453)		Financing

Total	87,798	—	(128,547)

The account payable to Endesa International S.A. refers to a loan payable in US dollars, obtained to fund the acquisition of machinery and equipment and construction of the second transmission line. This transaction was carried out under market conditions, at the annual average rate of 5.56%. The maturity date of said loans is May 30, 2012.

During the year 2004, US$ 39,257, corresponding to the loan obtained from Santander – Miga was reclassified from current into noncurrent. It was transferred to Endesa Internacional, and the maturity date is 2011.

Transactions with related parties are carried out under market conditions applicable to similar transactions with third parties.

Back to Contents

8.	RECOVERABLE TAXES

Recoverable taxes payable as of December 31, 2004 and 2003 are detailed as follows:

	2004	2003

Judicial deposits	4,733	3,721
PIS (revenue tax)	1,901	—
Minimum tax	—	4,528

Total taxes payable	6,634	8,249

9.	INCOME TAXES PAYABLE AND DEFERRED INCOME TAXES

a)	Taxes payable

The income tax and social contribution as of December 31, 2004 and 2003 are as follows:
	2004	2003

Income taxes	17,299	18,078
Social contributions	5,859	5,863
Tax for social security financing (COFINS)	5,912	4,492
Social integration program (PIS)	—	2,081
Other	218	50
Referj (Río de Janeiro State Tax Restructuring Program)	4,306	—

Total	33,594	30,564

b)	Deferred income tax

Technical Bulletins Nos. 60 and 61 of the Chilean Association of Accountants established that companies must record deferred income and social contribution taxes related to temporary differences, tax loss carryforwards and other events that generate differences between the book basis and tax values of assets and liabilities. Additionally, Circular No. 1,466 of the Chilean SVS, requires that, companies apply the aforementioned Technical Bulletins starting January 1, 2000.
Concept	2004	2003 Restated (Note 2q)

Temporary differences
Foreign currency translation	32,557	29,955
Provisions (Drawback)	(16,148)	(14,881)
Other	(5,715)	(6,078)

Total	10,694	8,996

Back to Contents

9.	INCOME TAXES PAYABLE AND DEFERRED INCOME TAXES, continued

The net deferred income tax as of December 31, 2004 was a liability of US$16,409 and as of December 31, 2003 was an asset of US$15,074, resulted from deferred foreign exchange variation and drawback provision, and they are recorded according to the criteria established by the aforementioned Technical Bulletins.

The income tax expense for 2004, 2003 and 2002 charged to the statement of income is detailed below:

	2004	2003	2002

		Restated (Note 2q)

Current income and social contribution taxes	(15,956)	(43,150)	(6,039)
Effects of deferred income and social contribution taxes	(528)	(9,322)	6,598

Total	(16,484)	(52,472)	559

Back to Contents

10.	PROPERTY, PLANT AND EQUIPMENT

The amounts related to property, plant and equipment for the years ended December 31, 2003 and 2004 are as follows:

	December 31, 2004

	Cost	Accumulated Depreciation	Net

Land	5,819	—	5,819

Buildings and constructions	16,915	(1,654)	15,261
Transmission lines, machinery and equipment	544,130	(67,270)	476,860

Total transmission lines, machinery and equipment	561,045	(68,924)	492,121

Construction in progress	9,999	—	9,999
Other property, plant and equipment (Note 14)	60,965	(172)	60,793

Total other	70,964	(172)	70,792

Total property, plant and equipment	637,828	(69,096)	568,732

	December 31, 2003

	Cost	Accumulated Depreciation	Net

Land	5,819	—	5,819

Buildings and constructions	16,542	(907)	15,635
Transmission lines, machinery and equipment	544,220	(48,421)	495,799

Total transmission lines, machinery and equipment	560,762	(49,328)	511,434

Construction in progress	10,148	—	10,148
Other property, plant and equipment	72,198	(37)	72,161

Total other	82,346	(37)	82,309

Total property, plant and equipment	648,927	(49,365)	599,562

The depreciation expenses in 2004, 2003 and 2002, amounts to US$22,720, US$18,672 and US$11,737, respectively.

As of December 31, 2004, the Company’s insurance coverage contemplated significant risks such as property damage, loss of profits from property, plant and equipment, in amounts considered by Management sufficient to cover possible losses.

The Company’s principal property, plant and equipment consist of two transmission lines with an individual length of 350 Km on the Brazilian side, and a transmission capacity of 1,050 MW each one, interconnecting Argentina’s power system and the network in the South of Brazil. The lines started commercial operations in June 2000 and August 2002, respectively.

Back to Contents

11.	OTHER ASSETS

Other assets refer to deferred charges related to financing and loans in foreign currency, which are being amortized in accordance with the contract terms.

	2004	2003

Short-term:
Prepaid financial charges
Agent participation	—	71
Insurance premiums	2,768	2,915
Other	1	37

Total short-term	2,769	3,023

Long-term:
Prepaid financial charges
Agent participation	490	490
Insurance premiums	16,110	18,878
Other	2,255	—
Trust contract	16,973	5,976

Total long-term	35,828	25,344

12.	LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS

Correspond to local and foreign currency loans, as follows:

			December 31, 2004

			Short-term

Creditor	Currency	Annual Rates	Principal	Interest	Total	Maturity date	Long term principal

Santander Central Hispano – EKN	US$	7.79%	6,741	336	7,077	03.11.2010	26,965
BID – tranche A	US$	7.06%	4,456	341	4,797	05.15.2013	33,409
BID – tranche B	US$	Libor + 1.25%	17,078	872	17,950	05.15.2011	93,928
Santander Central Hispano – KFW	US$	5.17%	14,607	731	15,338	05.15.2012	94,952
BID (Tesa)	US$	Libor + 1.35%	4,013	152	4,165	15.05.2010	26,212

Total			46,895	2,432	49,327		275,466

			December 31, 2003 (Restated Note 2q)

			Short-term

Creditor	Currency	Annual Rates	Principal	Interest	Total	Maturity date	Long term principal

Santander Central Hispano – EKN	US$	7.79%	40,447	385	40,832	03.11.2010	—
BID – tranche A	US$	7.06%	42,318	350	42,268	05.15.2013	—
BID – tranche B	US$	Libor + 1.25%	128,310	394	128,704	05.15.2011	—
Santander Central Hispano – KFW	US$	5.17%	124,168	792	124,960	05.15.2012	—
BID (Tesa)	US$	Libor + 1.35%	1,969	—	1,969	05.05.2010	32,121

Total			337,212	1,921	339,133		32,121

Back to Contents

12.	LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS, continued

Financings in foreign currency were obtained for the construction of the transmission lines and the acquisition of the related equipment, and they are secured by the assets themselves and the amounts to be received during the project.

On July 28, 2003, the Company received a notice from the representative of all banks stating that certain covenants were not being met. On December 31, 2003, the Company received a waiver from said representative, which temporarily eliminated the Company’s status of default, considering that certain conditions would have to be met until May 2004 though.

In addition, the Company took on a commitment, through which liabilities incurred during the normal course of operations should not exceed US$ 1 million. In May 2003, the Company communicated the banks’ representative that it was not complying with said obligation and requested a waiver. Since there was not a formal pronouncement by the banks expressing that the Company was not in “default” with relation to that obligation at December 31, 2003, the Company reclassified its debt with the related banks from noncurrent to current, in the financial statements at December 31, 2003.

In June 2004, the banks’ representative granted the waiver considering the maturity date in November 2004.

It is noteworthy that the waivers eliminated the Company’s status of default on a temporary basis (until November 2004). In case the Company did not reestablish the contract conditions within the terms provided for in the waivers, Endesa International (guarantees) would have up to 12 months after the creditors’ notice (reestablishment period), according to the contract, to arrange the status of default.

On December 22, 2004, the Company and the creditors signed an amendment to the existing contract, without clauses related to financial covenants. Said contract will become effective when all the conditions previously established between the parties (such as contract registration at the Commercial Registry, for example) be met. Besides, the Company obtained from its creditors a waiver valid until the date when the "effective date" is achieved, or March 31, 2005, whatever occurred first. The effective date occurred on March 16, 2005.

Due to the signature of the Second Global Amendment Agreement with the new conditions and additionally due to the achievement of the "effective date", loans were reclassified again into non current in the financial statements at December 31, 2004.

Back to Contents

12.	LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS, continued

Main modifications of the new contract, now denominated Second Global Amendment Agreement:

•	Current structure remains, with the commercial banks (SCH and CAI), KFW and BID as lenders;
•	The coverage of political risk of EKN (Swedish export agency) and the “BID political protection” remain.
•	Increase in the Guarantee, and the fist demand is changed from Endesa Internacional to Endesa S.A. (except for the Political Risk Insurance);
•	Elimination of actual guarantees on the CIEN’s assets as long as Endesa’s guarantee is effective;
•	Elimination of a significant part of contract restrictions existing before project management, while Endesa’s guarantee is effective;
•	Decrease in the contract margins of loans.

The valuation of U.S. currency with relation to local currency for the year ended December 31, 2004 was negative by 8.13% (in 2003 it was negative by 18.23%).

13.	ACCOUNTS PAYABLE S

As of December 31, 2004 and 2003, the amounts related to accounts payable are as follows:

	2004	2003

Dona Francisca Energética S.A.	2,467	2,190
Mercado Atacadista de Energia – MAE	7,248	12,758
Cost for using transmission system	6,426	1,881
ABB Ltda.	2,874	8,131
Petrobras Distribuidora	1,694	2,282
Others	1,738	240

Total	22,447	27,482

Back to Contents

14.	PROVISIONS

	2004		2003

	Short-term	Long-term	Short-term	Long-term

Vacation accrual	237	—	199	—
Drawback provision Referj	— —	104,133 34,197	— —	112,467

Provision for contingencies	3,222	3,799	1,395	4,054

Total	3,459	142,129	1,594	116,521

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

Based on the opinion of legal advisors and lawyers specialized in tax issues hired to provide assistance in this contingency, the Company has decided to accrue the taxes restated as of December 31, 2004.

Since September 2004, the Company has been subject to fiscal inspection by the Brazilian IRS, with relation to the federal tax suspension. Said inspection established the effectiveness of the tax payment for the imports ocurred, totaling R$ 187,494 (US$ 70,635). In the opinion of the Company’s lawyers that decision is inadequate, and an appeal was filed. On January 14, 2004 the proceeding is still at administrative level.

The suspended part of state VAT (ICMS) was included in a tax debt renegotiation program with the Rio de Janeiro State Finance Office (REFERJ), amortizable during a period of 10 years (there are 9 years left as of December 31, 2004). The amount has already been restated considering the related fine and interest. The Company was subject to fiscal inspection in December 2004, by the State Finance Office that approved the due amount presented.

Based on the recent opinions of its legal counsel and taxes’ consultants, the Company decided to accrual the taxes adjusted up to December 31, 2004 and 2003, as follows:

	2004	2003

Principal	75,310	75,310
Interest/monetary restatement	28,823	37,157

Total	104,133	112,467

Back to Contents

15.	SHAREHOLDERS’ EQUITY
	Paid-in capital	Accumulated deficit - (development stage)	Accumulated deficit	Net income for the year	Proposed dividends	Total

Balances at December 31, 2002	194,633	(24,648)	(5,325)	—	—	164,660
Dividend distribution 2003	—	—	—	—	(1,106)	(1,106)
Income for the year (Restated – Note 2 q)	—	—	—	29,896	—	29,896

Balances at December 31, 2003 (Restated – Note 2q)	194,633	(24,648)	(5,325)	29,896	(1,106)	193,450

Balances at December 31, 2003 (Restated – Note 2q)	194,633	(24,648)	(5,325)	29,896	(1,106)	193,450
Profit distribution 2003	—	24,648	4,142	(29,896)	1,106	—
Dividend distribution 2004	—	—	—	—	(20,324)	(20,324)
Income for the year	—	—	—	26,398	—	26,398

Balances at December 31, 2004	194,633	—	(1,183)	26,398	(20,324)	199,524

a)	Dividends

Preferred shareholders (registered preferred shares – PN) are entitled to fixed non-cumulative annual dividends of 10%, calculated on the amount of capital that they represent, whenever there is sufficient net income upon calculation of P&L for the year ended. Common shareholders (registered common shares – ON), after the deductions provided for in article No. 24 of Bylaws, will also be entitled to dividends not lower than 25% of net income adjusted according to Law No. 6404/76 complemented by Law No. 10303/01, from which the fixed dividends due to the preferred shareholders (PN) will be deducted.

c)	Accumulated Deficit – development period
	Deficit of the development period

Company	2004	2003

Branches:
CTM – Compañía de Transmisión del Mercosur S.A.	—	2,661
TESA – Transportadora de Energía S.A.	—	5,715

Total branches	—	8,376

CIEN – Companhia de Interconexão Energética	—	16,272

Total deficit for the development period	—	24,648

The amount of Accumulated Deficit for the Development Period was totally transferred to the account Retained Earnings for the year 2004.

Back to Contents

16.	OTHER NON-OPERATING INCOME (EXPENSES)

As of December 31, 2004 and 2003, the composition of other non-operating income (expenses) is as follows:

	2004	2003	2002

Other non-operating revenues:
Test energy of 2000 invoiced in 2003	—	8,119	—
Income from sale of fixed assets	70	—	—
Reversal of unrealized provisions for expenses with assistance in regulatory Issues	869	—	—
Other	60	—	204

Total	999	8,119	204

Translation currency effect – Technical Bulletin No. 64	457	23,627	—

Total other non-operating revenues	1,456	31,746	204

Other non-operating expenses:
Bank expenses and fines	(29,196)	(44,474)	(4.780)
Commission over loans with related parties	(3,534)	(4,284)	—
Contribution over financial disbursing (CPMF) and other	(4,702)	(5,225)	(4.211)
Effects on MAE liquidations	—	(1,326)	—
Adjustment for translation of property, plant and equipment into historical U.S. dollar	—	—	(6.600)
Other expenses	(1,305)	(2,017)	—

Total	(38,737)	(57,326)	(15,591)

Translation currency effects – Technical Bulletin No. 64	(4,993)	—	(25,459)

Total	(43,730)	(57,326)	(41,050)

17.	DERIVATIVES

During 2004, the Company did not conduct operations with derivative contracts and as of December 31, 2003, there are no financial derivatives.

18.	CONTINGENCIES

The Company has recorded a provision for contingencies amounting to US$145,351 in 2004 as described in Note 14 (US$117,916 in 2003).

Back to Contents

19.	GUARANTEES

Endesa S.A. guarantees the debt related to loans obtained, as described in Note 12, from BID and KFW as from the Second Global Amendment Effective Date, which must take place before March 31, 2005.

Endesa Internacional S.A., our parent company is the guarantor of the loans and financing obtained from the International Development Bank (IDB) and KFW, until the financial institutions notification (Note 12).

20.	LOCAL AND FOREIGN CURRENCY

–	Assets:
	Currency	2004	2003

Current assets
Accounts receivable from related parties	U.S. dollars	17,039	26,233
Financial charges paid in advance	U.S. dollars	4,017	2,986

	Total U.S. dollars	21,056	29,219

Other	Reais	152,406	121,914

Total current assets		173,462	151,133

Property, plant and equipment	Reais	498,052	522,313
Other	Arg$	70,680	77,249

		568,732	599,562

Other assets
Accounts payable to related parties	U.S. dollars	16,600	—
Financial charges paid in advance	U.S. dollars	—	19,368

	Total U.S. dollars	16,600	19,368

Other	Reais $ arg.	79,212 24,446	75,320 —

Total other assets		120,258	94,688

Back to Contents

20.	LOCAL AND FOREIGN CURRENCY, continued

–	Current liabilities:

	Currency	2004

		Total	Until 90 days		From 90 days to 1 year

				Annual rate		Annual rate

Current liabilities
Liabilities with banks and financial institutions	U.S. dollars	49,327	—	—	49,327	7.79%
Accounts payable to related parties	U.S. dollars	33,532	33,532	—	—	—
Accounts payable	U.S. dollars	22,447	22,447	—	—	—

	Total U.S. dollars	105,306	55,979		49,327

Accounts payable	Reais	86,836	68,538		18,298
Other	Arg$	3,240	3,240		—

	Total	90,076	71,778		18,298

Total current liabilities		195,382	127,757		67,625

	Currency	2003

		Total	Until 90 days		From 90 days to 1 year

				Annual rate		Annual rate

Current liabilities
Liabilities with banks and financial institutions	U.S. dollars	339,133	—	4.46%	339,133	4.46%
Accounts payable to related parties	U.S. dollars	87,798	29,882	4.46%	57,916	4.46%
Accounts payable	U.S. dollars	7,405	—	—	7,405	—

	Total U.S. dollars	434,336	29,882		404,454

Accounts payable	Reais	20,077	20,077		—
Other	Reais	46,823	46,823		—

	Total Reais	66,900	66,900		—

Total current liabilities		501,236	96,782		404,454

Back to Contents

20.	LOCAL AND FOREIGN CURRENCY, continued
–	Non-current liabilities:

		2004

		Total	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years

Non-current liabilities
Liabilities with banks and financial institutionsoans and financing	U.S Dollar	275,466	88,980	59,320	127,166
Provisions	Reais	142,129	23,233	118,896	—
Deferred income taxes Accounts payable to related parties	Reais U.S Dollar	10,694 39,257	10,694 39,257	— —	— —

Total non-current liabilities		467,546	162,164	178,216	127,166

		2003 (Restated Note 2q)

		Total	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years

Non-current liabilities
Liabilities with banks and financial institutions	U.S Dollar	32,121	32,121
Provisions	Reais	116,521	4,054	112,467	—

	Total Reais	116,521	4,054	112,467	—

Deferred income taxes	Reais	8,996	—	8,996	—

Total non-current liabilities		157,638	36,175	121,463	—

Back to Contents

21.	SANCTIONS

As of December 31, 2004 and 2003, there are no sanctions against the Company or its directors or managers.

22.	SUBSEQUENT EVENTS

Management is not aware of any significant subsequent events that have occurred after December 31, 2004 and that may affect the Company’s financial position or the interpretation of these financial statements.

23.	ENVIRONMENT (UNAUDITED)

We may highlight as a relevant issue regarding environmental policy for 2004 the following:

Approval of the Company’s Environmental Policy, by the Board of Directors and the Committee on Environment and Sustainable Development, as well as the implementation of the System of Environmental Management (SGA), aiming at its validation by ISO standard No. 14001 in 2005.

Back to Contents

24.  PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND US GAAP

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

The effects of these differences on the Company’s shareholders’ equity as of December 31, 2004 and 2003 and net income for the years then ended are summarized below:

	Years Ended December 31,

	2004	2003 Restated (Note 2q)	2002

	ThUS$	ThUS$	ThUS$
Net income (loss) in accordance with Chilean GAAP	26,398	29,896	22,360
Accounting for derivative instruments (a)	(124,599)	150,208	6,712
Capitalization of interest on financing (b)	58	57	7,091
Tax effects on GAAP differences (c)	42,344	(51,090)	2,127
Deferred tax on losses carryforwards (d)	—	—	13,189
Accumulated deficit development stage (e)	—	—	(6,027)

Net income (loss) in accordance with US GAAP	(55,799)	129,071	45,452

	As of December 31,

	2004	2003 Restated (Note 2q)

	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	199,524	193,450
Accounting for derivative instruments (a)	(43,476)	81,123
Capitalization of interest on financing (b)	(1,072)	(1,130)
Tax effects on GAAP differences (c)	15,146	(27,198)

Shareholders’ equity in accordance with US GAAP	170,122	246,245

Back to Contents

24.  PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND US GAAP, continued

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

–	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency,
–	All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollar and the local currency,
–	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.
–	The effects of any exchange rate fluctuations between the local currency and the US dollar are included in the results of operations for the period.

As discussed in Note 2c the foreign exchange currency translation procedures defined by Technical Bulletin 64 are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation if applicable and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Item 17 c (iv) of Form 20-F.

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

Back to Contents

24.  PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND US GAAP, continued

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded. However, only certain participants have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a country by country basis. The Company has also concluded that multiple-delivery long-term power contracts meet the net settlement characteristic. Management believes that multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement, consequently these contracts are accounted for as derivatives that under SFAS No.133.

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

c.      Tax effects on GAAP differences

Refers to effects of income and social contribution taxes on the Chilean to US GAAP differences.

d.	Deferred tax on losses carryforwards

In 2001 the Company recorded a valuation allowance for deferred taxes on losses carryforwards for US GAAP, which was reversed in 2002.

e.      Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage is recorded directly in the parent company’s equity. Under US GAAP, such costs must be charged to income as incurred.

Back to Contents

Deloitte & Co. S.R.L. Florida 234 - Piso 5° Buenos Aires C1005AAF Argentina Tel: (54) 11-4320-2700 Fax: (54) 11-4320-8081 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and the Board of Directors of
Comercializadora de Energía del Mercosur S.A. (“CEMSA”)

We have audited the accompanying balance sheets of Comercializadora de Energía del Mercosur S.A. (“CEMSA”) as of December 31, 2003 and 2004, and the related statements of operations and of cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Comercializadora de Energía del Mercosur S.A. (“CEMSA”) as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of stockholders’ equity at December 31, 2003 and 2004, to the extent summarized in Note 15.

Our audit also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Buenos Aires, January 20, 2005, except for Note 15 for which the date is May 2, 2005.

DELOITTE & Co. S.R.L. Carlos A. Lloveras (Partner)

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,”“Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Back to Contents

Financial statements
as of and for the years ended
December 31, 2004 and 2003.

Back to Contents

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	As of December 31,

	2003	2004	2004

ASSETS	ThCh$	ThCh$	ThUS$
CURRENT ASSETS:
Cash	5,295,487	5,382,753	9,656
Time deposits	49,190	44,924	81
Accounts receivable, net	369,979	1,187,562	2,131
Amounts due from related companies (note 5.a)	14,938,398	4,505,365	8,083
Income taxes and V.A.T. recoverable	1,471,555	3,235,861	5,805
Other current assets (note 6)	4,476,081	3,950,357	7,087

Total current assets	26,600,690	18,306,822	32,843

PROPERTY, PLANT AND EQUIPMENT:
Equipment and others (note 7)	304,693	300,271	539
Accumulated depreciation (note 7)	(122,714)	(165,056)	(296)

Total property, plant and equipment, net	181,979	135,215	243

TOTAL ASSETS	26,782,669	18,442,037	33,086

LIABILITIES AND SHAREHOLDERS´ EQUITY
CURRENT LIABILITIES:
Accounts payable	8,083,824	4,209,990	7,553
Amounts payable to related companies (note 5.b)	9,707,802	4,660,500	8,361
Withholdings	82,844	104,325	187
Income taxes payable (note 8)	894,493	737,751	1,324
Other current liabilities	117,077	143,418	257

Total current liabilities	18,886,040	9,855,984	17,682

NON-CURRENT LIABILITIES:
Deferred income tax		62,740	113

Total non-current liabilities		62,740	113

SHAREHOLDERS´ EQUITY:
Paid-in capital, no par value	8,523,100	7,810,289	14,012
Other reserves	38,995	31,253	56
Accumulated deficit	(2,054,195)	(605,331)	(1,086)
Net income (loss) for the year	1,388,729	1,287,102	2,309

Total shareholders´ equity	7,896,629	8,523,313	15,291

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,782,669	18,442,037	33,086

The accompanying notes are an integral part of these financial statements.

Back to Contents

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	As of December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	2,877,784	3,599,781	3,456,262	6,201

ADMINISTRATIVE AND SELLING EXPENSES	(893,119)	(1,118,520)	(1,154,783)	(2,072)

OPERATING INCOME	1,984,665	2,481,261	2,301,479	4,129

NON-OPERATING INCOME AND EXPENSE:
Interest income	3,737,886
Other non-operating income (note 10.a)	5,704	224,132	469,786	843
Interest expense		(284,122)	(631,585)	(1,133)
Other non-operating expenses (note 10.b)	(6,858,291)	(8,095)	(46,463)	(84)

NON-OPERATING INCOME (EXPENSE), NET	(3,114,701)	(68,085)	(208,262)	(374)

INCOME (LOSS) BEFORE INCOME TAXES	(1,130,036)	2,413,176	2,093,217	3,755

INCOME TAXES	(2,375,228)	(1,024,447)	(806,115)	(1,446)

NET INCOME (LOSS) FOR THE YEAR	(3,505,264)	1,388,729	1,287,102	2,309

The accompanying notes are an integral part of these financial statements.

Back to Contents

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	Paid-in capital	Other reserves	Retained earnings/ (Accumulated Deficit)	Net income (loss) for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2002	10,069,163	40,293	892,569		11,002,025
Transfer of prior year income to other reserves		5,786	(5,786)
Net loss for the year				(3,387,990)	(3,387,990)

As of December 31, 2002	10,069,163	46,079	886,783	(3,387,990)	7,614,035

As of December 31, 2002 (1)	10,417,705	41,687	923,465	(3,505,264)	7,877,593

As of January 1, 2003	8,320,326	38,067	1,382,667	(3,387,990)	6,353,070
Transfer of prior year loss to retained earnings			(3,387,990)	3,387,990
Net income for the year				1,355,690	1,355,690

As of December 31, 2003	8,320,326	38,067	(2,005,323)	1,355,690	7,708,760

As of December 31, 2003 (1)	8,523,100	38,995	(2,054,195)	1,388,729	7,896,629

As of January 1, 2004	7,810,289	31,253	(1,961,021)	1,355,690	7,236,211
Transfer of prior year income to accumulated deficit			1,355,690	(1,355,690)
Net income for the year				1,287,102	1,287,102

As of December 31, 2004	7,810,289	31,253	(605,331)	1,287,102	8,523,313

As of December 31, 2004 (2)	14,012	56	(1,086)	2,309	15,291

(1) Restated in thousands of constant Chilean pesos as of December 31, 2004.

(2) Presented in thousands of US$ at the exchange rate as of December 31, 2003 of Ch$557.40 for US$1

The accompanying notes are an integral part of these financial statements

Back to Contents

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	As of December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$

Net income (loss) for the year	(3,505,264)	1,388,729	1,287,102	2,309

Charges (credits) to income (loss) which do not represent cash flows:
Depreciation	42,617	52,271	52,604	94
Others income (expenses) that not affect cash flows	264,058	(71,693)	(317,569)	(570)

Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	827,205	537,560	(817,583)	(1,467)
(Increase) decrease in due from related companies	(1,894,360)	(8,768,443)	10,433,033	18,717
(Increase) decrease in other assets	(4,139,644)	994,938	(1,238,582)	(2,222)

Changes in liabilities which affect cash flows:
(Decrease) increase in accounts payable associated with operating results	8,354,952	6,751,199	(8,921,136)	(16,005)
Increase in income tax payable			62,740	113
Increase (decrease) in other accounts payable	2,504,157	(1,473,942)	(108,920)	(195)

Net cash flows provided (applied) by operating activities	2,453,721	(589,381)	431,689	774

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment
Additions to property, plant and equipment	(113,435)	(111,004)	(21,060)	(37)

Net cash used in investing activities	(113,435)	(111,004)	(21,060)	(37)

POSITIVE (NEGATIVE) NET CASH FLOW FOR THE YEAR	2,340,287	(700,385)	410,629	737

EFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	441,865	(1,270,603)	(327,629)	(588)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,782,152	(1,970,988)	83,000	149

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,533,513	7,315,665	5,344,677	9,589

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	7,315,665	5,344,677	5,427,677	9,738

The accompanying notes are an integral part of these financial statements.

Back to Contents

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.
NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004)

Note 1.	Description of Business

The Company trades in the wholesale electric market, on its own account and/or by mandate and/or on behalf of third parties and/or associated with third parties. Additionally, according to the authorization granted by the Energy Department and the Enargas (natural gas regulatory agency), the Company is entitled to perform the same activities in the natural gas market.

According to Resolution No. 613 of December 9, 1998, the Company obtained the authorization of the Energy Department to export 500 MW of firm capacity and associated energy to the Federal Republic of Brazil, during 20 years from the starting date of commercial operations of the International Interconnection Transmission System. The buyer is Companhia de Interconexão Energética (CIEN), which demand comes from an International Bid distributed by the Federal Republic of Brazil, with which CIEN was awarded.

To comply with the above mentioned export, the Company, together with Central Costanera S.A., initiated the First International Transmission Interconnection of high capacity between the regional systems, in order to export capacity and energy from Argentina.

As a consequence of that, the Company entered into agreements with Compañía de Transmisión del Mercosur S.A. for the construction, operation and maintenance of the international expansion of the International Interconnection System from the Transforming Station (TS) Rincón de Santa María to the TS Garabí, in Argentine territory; and for the national expansion, made up of other works in Rincón de Santa María Substation. The first International Interconnection System started the commercial operations on June 21, 2000.

On December 20, 2000, by Resolution No. 263/00, the Energy Department granted to the Company the license to export another 1,000 MW of firm capacity and associated energy to the Federal Republic of Brazil, for the customer Companhia de Interconexão Energética.

To comply with this new commitment, the Company entered into agreements with Transportadora de Energía S.A. for the construction, operation and maintenance of the international expansion of the International Interconnection System from the TS Rincón de Santa María to the TS Garabí, in Argentine territory; and of the national expansion, made up of other works in Rincón de Santa María Substation. This second system started the commercial operations, reduced to 420 MW, on May 1, 2002, and fully on August 1, 2002.

Both expansions have the respective Convenience and Public Necessity Certificates issued by the Electricity Regulatory National Entity (ENRE), which also approved the plan of the corresponding transmission lines.

Through Resolution No. 365/01 of November 15, 2001, the Company received from the Energy Department licenses to export an additional 50 MW through the First International Interconnection for a 20 year-period, and by Resolution No. 607/02 of August 8, 2002 to export another 50 MW through the Second International Interconnection for the same period.

Back to Contents

During 2003, the Company obtained from the Energy Department export licenses No. 76, 77, and 78/03 of January 24, 2003, to export 338 MW of firm capacity and associated energy to the Republic of Uruguay, for a two year-period beginning on February 1, 2003. On January 4, 2005 the Energy Department authorized the company to export 150 MW to the same destination, over 27 months and starting on February 1, 2005.

Additionally, the Company carries out commercial operations in the domestic market, on its own and on behalf of third parties, in this last case backed by agreements with wholesale electric market generators, which support the commercialization agreements entered into with large customers and distributors.

Note 2.	Summary of Significant Accounting Policies

a)	General

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the Chilean Superintendence of Securities and Insurance – SVS (collectively “Chilean GAAP”).

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

These financial statements have been translated from Argentine pesos to US dollars, and, later translated to Chilean pesos, starting from the accounting records of the Company, kept in pesos (Argentine currency) in conformity with Argentine legislation, except for the elimination of certain items such as the inflation adjustment. For this purpose, the Company followed the methodology of conversion described in the Technical Bulletin No. 64 (BT No. 64) issued by the Chilean Accountants Association, for investments in unstable countries and that are not considered as an extension of the holding Company operations.

Additionally, certain valuation adjustments have been made to equate the balances in Argentine currency to accounting principles generally accepted in Chile, that include the effect of the monetary correction in conformity with Technical Bulletin No. 13 of the Chilean Accountants Association.

The exchange rate as of December 31, 2004 and 2003 was 557.40 and 593.80 Chilean pesos, respectively, per each US dollar. Likewise, the consumer price index issued by the National Statistics Institute of Chile was 2.5% and 1% for the years ended on December 31, 2004 and 2003, respectively.

b)	Years covered

These financial statements reflect the Company’s financial position as of December 31, 2003 and 2004, and the results of its operations, changes in shareholders’ equity and its cash flows for the years ended December 31, 2002, 2003 and 2004.

Back to Contents

c)	Constant currency restatement

•	Comparative financial statements – For comparative purposes, the 2002, 2003 and 2004 financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of December 31, 2004, purchasing power.

•	Convenience translation to U.S. dollars – The financial statements are stated in Chilean pesos. The translation of Chilean pesos into US dollars is included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2004 of Ch$ 557.40 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

d)	Time deposits

Time deposits are presented at original placement in US dollars, pesoified at the rate of exchange of 1.40 Argentina pesos per each dollar plus the “reference stabilization coefficient” (“CER”) plus accrued interest, as applicable.

e)	Property, plant and equipment

Property, plant and equipment are valued at the acquisition cost, which includes all significant costs necessary to put these assets in a position to be used in the Company's business, including financial costs related to construction work carried out over a considerable length of time.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its assets. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows to recover all fixed asset costs, including depreciation that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expenses. The Company has not identified impairments in the net book values of its property, plant and equipment.

f)	Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.

g)	Revenue recognition

Revenue consists of revenue for electric power sales and the net revenues from sales of electric power on behalf of third parties. Revenue is recognized when energy and power is provided at rates specified under contract terms.

h)	Income tax and deferred income taxes

The Company determines income tax applying the current legal tax rate of 35% to the tax income of the year, considering the timing differences between the accounting values and the tax values of assets and liabilities, as well as unused tax losses or tax credits subject to deduction from future taxable income whenever they become recoverable.

In addition, the Company determines the minimum deemed income tax by applying a 1% rate on the assets at year-end. This tax is a complement of income tax. The Company’s tax obligation will be the highest of both taxes. Nevertheless, should the minimum deemed income tax exceed during a fiscal year the amount of income tax, such excess can be computed as payment on account of any surplus of income tax over the minimum deemed income tax that may occur in any of the next ten fiscal years.

Back to Contents

i)	Statements of cash flows

The Statements of Cash Flows have been prepared in accordance with the indirect method.

Investments considered as cash equivalents, include time deposits with maturities less than 90 days.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

Note 3.	Change in Accounting Principles

There were no changes in accounting principles during the years ended December 31, 2002, 2003 and 2004 that would affect the comparison with the prior year financial statements.

Note 4.	Accounts, Notes and Other Receivables

Current accounts, amounts due from related companies and other receivables as of each December 31, are as follows:

	As of December 31,

Account	Under 90 days		91 days to 1 year		Current

	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivable	369,979	1,187,562			369,979	1,187,562
Amounts due from related companies	13,774,590	3,853,370	1,163,808	651,995	14,938,398	4,505,365
Income taxes and V.A.T. recoverable	834,437	2,139,464	637,118	1,096,397	1,471,555	3,235,861

Total					16,779,932	8,928,788

Note 5.	Transactions with Related Companies

The balances of accounts receivable and payable are as follows at December 31, 2003 and 2004:

a)	Notes and accounts receivable due from related companies:

	As of December 31,

	Current		Long term
	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Companhia de Interconexão Energética	14,938,398	4,505,365	—	—

Back to Contents

b)	Notes and accounts payable due to related companies:

	As of December 31,

	Current		Long term

	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$

Central Costanera S.A.	5,139,797	2,829,894
Hidroeléctrica El Chocón S.A.	—	329,698
Compañía de Transmisión del Mercosur S.A.	1,029,150	178,586
Transportadora de Energía S.A.	2,600,891	977,654
Central Dock Sud S.A.	937,964	344,668

Total	9,707,802	4,660,500	—	—

Note 6.	Other Current Assets

Other current assets are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Time deposits in guarantee to third parties	4,472,357	3,927,530
Others	3,724	22,827

	4,476,081	3,950,357

Note 7.	Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of December 31,

	2003	2004	Useful live range

	ThCh$	ThCh$	Years

Furniture and fixtures, tools, and computing equipment	103,782	112,435	3 – 5
Vehicles	84,347	77,438	5
Other assets	116,564	110,398	5

Subtotal property plant and equipment	304,693	300,271

Accumulated depreciation at beginning of year	(70,443)	(112,451)
Depreciation of the year	(52,271)	(52,605)

Accumulated depreciation at end of year	(122,714)	(165,056)

Total property, plant and equipment, net	181,979	135,215

Back to Contents

Note 8.	Income Taxes Payable

a)       Income taxes payable as of each year-end are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Income tax provision – current	894,493	737,751

	894,493	737,751

b)	The net effect of recording taxes resulted in a net charge to income of ThCh$ (2,375,228), ThCh$ (1,024,447) and ThCh$ (806,115) during the years ended December 31, 2002, 2003 and 2004, respectively.

Note 9.	Shareholders’ Equity

a)	Dividends

During the years ended December 31, 2002, 2003 and 2004 the Company has not paid dividends.

b)	Number of shares

As of December 31, 2003 and 2004 the number of shares authorized, issued and outstanding was 14,012,000, all of which have voting rights.

c)	Subscribed and paid-in capital is as follows:

	As of December 31, 2004

	Shares	ThCh$

As of December 31, 2003	14,012,000	8,523,100
Exchange rate conversion difference		(712,811)

As of December 31, 2004	14,012,000	7,810,289

d)	Other reserves

Other reserves are composed of the legal reserve, recorded in accordance with the Argentine Corporations Law and the articles of incorporation, of 5% of the net income for the year, after prior year adjustments if any, until such reserve equals 20% of the capital.

Note 10.	Other Non-Operating Income and Expenses

a)	The detail of other non-operating income is as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Effect of application of BT 64		224,132	469,786
Others	5,704

Total	5,704	224,132	469,786

Back to Contents

b)	Other non-operating expenses are as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	6,858,291		46,463
Others		8,095

	6,858,291	8,095	46,463

Note 11.	Commitments with Banco Santander Central Hispano

In relation to the rights against the Company assigned by the related companies Companhia de Interconexão Energética (“CIEN”), Compañía de Transmisión del Mercosur S.A. (“CTM”) and Transportadora de Energía S.A. (“TESA”) (the “Project Companies”) to Banco Santander Central Hispano (“Collateral Agent”) and other financial borrowing institutions, according to the trust assignment in guaranty and other documents called “Security Consent”, emerging from the agreements entered into by the Company and the “Project Companies”, the Company committed to pay all payments corresponding to the Project Companies related to such agreements to Banco Río de la Plata S.A. as trustee. Likewise, the Collateral Agent could exercise all the rights that the Project Companies are entitled to, according to the assigned contracts, through a notification to the Company. As a consequence, the Collateral Agent and the Project Companies irrevocably authorize the Company to comply with such notification terms and would accept such notification.

Additionally, the Company recognizes that any action to: (i) cancel or extinguish any of the assigned agreements; (ii) materially modify any assigned rights; (iii) sell, give up or dispose, total or partially any of the assigned rights; or (iv) take any action on the assigned rights that could affect the Collateral Agent rights or interest, will be subject to the previous approval of the Collateral Agent.

On December 23, 2004, the Project Companies entered into an agreement with the financial borrowing institutions, denominated Second Global Amendment Agreement (“SGAA”), through which such institutions committed not to exercise any of the rights that grant the guarantee agreements, the Trust Contract and the Security Agreement, and the Project Companies will be able to request the end of such agreements, whenever Endesa S.A., as guarantor, has subscribed to a Guarantee Agreement at a point where there were no non-compliances waived or otherwise.

The SGAA depends on the fulfillment of certain precedent conditions, which were not complied with at the date of these financial statements. Such conditions will have to be fulfilled before March 31, 2005 or the SGAA will be legally offset.

Back to Contents

Note 12.	Foreign Currencies

As of December 31, 2003 and 2004, foreign currency denominated assets and liabilities are as follows:

		As of December 31,

Account		Currency	2003 ThCh$	2004 ThCh$

a)	Current assets
	Cash	US$	4,686,911	4,939,187
		Argentine Peso	608,576	443,566
	Time deposits	Argentine Peso	49,190	44,924
	Accounts receivable, net	US$	—	461,907
		Argentine Peso	369,979	725,655
	Amounts due from related companies	US$	14,938,398	4,502,174
		Argentine Peso	—	3,191
	Income taxes and V.A.T. recoverable	US$	—	1,346,219
		Argentine Peso	1,471,555	1,889,642
	Other current assets	US$	4,476,081	3,425,871
		Argentine Peso	—	524,486

	Total current assets		26,600,690	18,306,822

b)	Property, plant and equipment
	Equipment and others	US$	304,693	300,271
	Accumulated depreciation	US$	(122,714)	(165,056)

	Total Property, plant and equipment, net		181,979	135,215

	Total assets		26,782,669	18,442,037

c)	Total assets
	Total assets by currency	US$	24,283,369	14,810,573
		Argentine Peso	2,499,300	3,631,464

	Total assets		26,782,669	18,442,037

d)	Current liabilities
	Accounts payable	Argentine Peso	8,083,824	4,209,990
	Amounts payable to related companies	US$	9,707,802	3,119,895
		Argentine Peso	—	1,540,605
	Withholdings	Argentine Peso	82,844	104,325
	Income taxes payable	Argentine Peso	894,493	737,751
	Other current liabilities	Argentine Peso	117,077	143,418

	Total current liabilities		18,886,040	9,855,984

e)	Non-Current liabilities
	Other non-current liabilities	Argentine Peso		62,740

	Total non-current liabilities			62,740

	Total liabilities		18,886,040	9,918,724

f)	Total liabilities
	Total liabilities by currency	US$	9,707,802	3,119,895
		Argentine Peso	9,178,238	6,798,829

	Total liabilities		18,886,040	9,918,724

Back to Contents

Note 13.	Power sale contracts to Brazil

On June 21, 2000 the Company started operations through an export of 500 MW of capacity and associated energy to Brazil, in accordance with the contract entered into with CIEN. To comply with this obligation, the Company signed contracts with Central Piedra Buena S.A. and Central Costanera S.A. for the provision of 250 MW of capacity plus the associated energy, for each one. According to these contracts, the Company operates as an agent on behalf of the generators, and from 2002 on in its own name. For a term of 20 years, the generators transferred 250 MW blocks of the total production of capacity and associated energy, of the plants located in Bahia Blanca and Buenos Aires City, respectively, for supply to CIEN; on the other hand, the Company will reimburse to Central Piedra Buena S.A. and Central Costanera S.A. the amounts collected from CIEN.

During 2001, the Company signed a contract with CIEN to provide another additional 50 MW of capacity plus the associated energy. To comply with this obligation, the Company signed an agreement of commercialization of generation with Centrales Térmicas del Noroeste S.A., which started on December 1, 2001.

On December 20, 2000, by Resolution No. 263/00 of the Energy Department, an export license was granted to the Company for an additional 1000 MW of capacity and associated energy to be exported to the Federal Republic of Brazil, from the start of the Second Transport of Electrical Energy System of International Interconnection, on August 1, 2002, being CIEN the customer. To comply with this obligation, the Company signed several contracts with different power generators.

With respect to the above-mentioned agreements, on June 4, 2003, CEMSA informed the generators that CIEN, its client in Brazil, was unable to comply with the agreements to purchase installed capacity and energy for 800 MW, of a total of 1,000 MW, corresponding to the Second Interconnection between Argentina and Brazil, as its client, Companhia Paranaense de Energia (COPEL) had ceased complying with the payments under such contract. Consequently, CIEN informed CEMSA that it will only make partial payments of the contracts corresponding to the Second Interconnection for 20% of the total (share of the contracts not signed with COPEL).CEMSA therefore informed the generators that it will only make partial payments of the Second Interconnection agreements in identical percentages.

In analyzing this situation and after a negotiation process, the Company agreed to several modifications of the current agreements related to prices, volumes of capacity and associated energy and terms, and also incorporating new generators to the operation.

Likewise, as a consequence of the partial payments for the operations form April to October 2003, the Company agreed that the remaining debt will be cancelled in 12 monthly equal and consecutive installments – denominated in US dollars – starting in January 2004.

Note 14.	Traders Guarantee Fund

The company must maintain a guarantee of ThCh$ 3,425,871 in favor of CAMMESA, according to the requirements of Schedule XXXII of Procedures manual of the power market (“The Procedures”). This regulation establishes that each trader must make a guarantee deposit, denominated Traders Guarantee Fund, which is effected to cover eventual payment non-compliances of obligations entered into by a trader in the Spot Market of the Wholesale Electric Market (WEM) in order to comply with other obligations assumed in the Term Market, including the trade agreements in which the trader acts as a mandatory.

Back to Contents

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

The cumulative inflation rate in Chile as measured by the consumer price index for the three-year period ended December 31, 2004 was approximately 6.5%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form-20-F the reconciliation included herein of net income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

b)	Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and 2004 for which it is practicable to estimate that value:

•	Cash – The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits – The fair value of time deposits approximates carrying value due to the relatively short-term nature.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2003		2004

	Carrying amount	Fair value	Carrying amount	Fair value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	5,295,487	5,295,487	5,382,753	5,382,753
Time deposits	49,190	49,190	44,924	44,924
Accounts receivable, net	369,979	369,979	1,187,562	1,187,562
Amounts due from related companies	14,938,398	14,938,398	4,505,365	4,505,365
Income taxes and V.A.T. recoverable	1,471,555	1,471,555	3,235,861	3,235,861
Other current assets	4,476,081	4,476,081	3,950,357	3,950,357
Accounts payable	8,083,824	8,083,824	4,209,990	4,209,990
Amounts payable to related companies	9,707,802	9,707,802	4,660,500	4,660,500
Withholdings	82,844	82,844	104,325	104,325
Income taxes payable	894,493	894,493	737,751	737,751
Other current liabilities	117,077	117,077	143,418	143,418
Other current non-current liabilities			62,740	62,740
Derivative contracts	70,561,072	70,561,072	50,893,912	50,893,912

Back to Contents

c)	Derivative instruments

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

d)	Effect of conforming to U.S. GAAP

The reconciliation of reported net income (loss) required to conform to U.S. GAAP is as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Net (loss) income in accordance with Chilean GAAP	(3,505,264)	1,388,729	1,287,102

Derivative instruments	66,177,536	5,756,561	(13,765,934)
Deferred tax effects on the U.S. GAAP adjustments	(23,162,138)	(2,014,796)	4,818,077

Net income (loss) in accordance with U.S. GAAP	39,510,134	5,130,494	(7,660,755)

Other comprehensive income (loss):
Cumulative translation adjustment related to U.S GAAP adjustments	520,755	(9,363,527)	(4,222,494)

Cumulative translation adjustment under Chilean GAAP	(1,000,907)	1,291,697	1,,477,873

Comprehensive income (loss) in accordance with U.S. GAAP	39,029,982	(2,941,336)	(10,405,376)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Shareholders' equity in accordance with Chilean GAAP	7,877,593	7,896,629	8,523,313

Derivative instruments	79,209,937	70,561,072	50,893,912
Deferred tax effects on the U.S. GAAP adjustments	(27,723,477)	(24,696,375)	(17,812,869)

Shareholders' equity in accordance with U.S. GAAP	59,364,053	53,761,326	41,604,356

Back to Contents

e)	Recently issued Accounting Pronouncements

The following new accounting standards have been adopted by the Company during the year-ended December 31, 2004 and the impact of such adoption, if applicable, has been presented in the accompanying financial statements.

i.	In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"),an interpretation of Accounting Research bulletin No. 51, "Consolidated Financial Statement", which requires the consolidation by a business enterprise of variable interest entities, if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46(R)"). For the purpose of analyzing investments in potential variable entities formed after January 31, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) as of January 1, 2004. For the purpose of analyzing potential variable interest entities previously defined as special purpose entities ("SPE's") created before February 1, 2003; the Company has applied the provisions of FIN 46 and FIN 46(R) for the period beginning January 1, 2004. The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interest in variable interest entities not previously defined as SPE's for the period ended December 31, 2004. The adoption of FIN 46(R) did not have a material impact on the Company's consolidating financial position, results of operations or cash flows.

ii.	In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for nonmonetary asset exchanges occurring in fiscal years beginning January 1, 2006 for the Company.