Form 20-F
period 2005-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2006-03-16
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

Commission file number:  1-13240

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Exact name of Registrant as specified in its charter)

NATIONAL ELECTRICITY
COMPANY OF CHILE, INC.	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: [None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$	150,000,000	7.200%	Notes due 2006
U.S.$	230,000,000	7.875%	Notes due 2027
U.S.$	220,000,000	7.325%	Notes due 2037
U.S.$	200,000,000	8.125%	Notes due 2097
U.S.$	400,000,000	7.750%	Notes due 2008
U.S.$	400,000,000	8.500%	Notes due 2009
U.S.$	400,000,000	8.350%	Notes due 2013
U.S.$	200,000,000	8.625%	Notes due 2015

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Shares of Common Stock: 8,201,754,580

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes      ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer                 ☐   Accelerated filer                 ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17      ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).

☐  Yes      ☒  No

TABLE OF CONTENTS

INTRODUCTION
Financial Information
Technical Terms
Calculation of Economic Interest
Forward-Looking Statements
PART I
Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from Listing Requirements for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Persons
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

INTRODUCTION

As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and its consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2005.

Financial Information

In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “U.S. dollars” or “U.S.$” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina, references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento.  The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2005, 1 UF was equivalent to Ch$ 17,974.81.  The U.S. dollar equivalent of 1 UF was U.S.$ 35.07 at December 31, 2005, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2005 of Ch$ 512.50 per U.S.$ 1.00.  As of February 28, 2006, 1 UF was equivalent to Ch$ 17,922.63.  The U.S. dollar equivalent of 1 UF was U.S.$ 34.64 as of February 28, 2006, using the Observed Exchange Rate reported by the Central Bank of Ch$ 517.33 per U.S.$ 1.00.

The audited consolidated financial statements of Empresa Nacional de Electricidad S.A., or Endesa Chile (the “Company”), and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant Chilean pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, (Superintendency of Securities and Insurance), or SVS.  Data expressed in Chilean pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2005 are expressed in constant Chilean pesos as of December 31, 2005.  See Note 2(c) to our audited consolidated financial statements included herein.  For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”).  The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”).  For example, the inflation adjustment applicable for the 2005 calendar year is the percentage change between the November 2004 Chilean CPI and the November 2005 Chilean CPI, which was 3.6%.  Chilean GAAP as applied to the Company differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  See Note 32 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP stockholders’ equity and net income as of and for the three years in the period ended December 31, 2005.

Under Chilean GAAP, we consolidate the results from operations of a company defined as a “subsidiary” under Law No. 18,046 (the “Chilean Companies Act”).  In order to consolidate a company, we must generally satisfy one of two criteria:

•                  control, directly or indirectly, more than a 50% voting interest in such company; or

•                  nominate or have the power to nominate a majority of the board of directors of such company if we control 50% or less of the voting interest of that company.

Endesa Chile consolidates all its operational Chilean subsidiaries.  In Argentina, Endesa Chile consolidates the hydroelectric company Central Hidroeléctrica El Chocón S.A., (“El Chocón”), and thermoelectric company Endesa Costanera S.A., (“Costanera”).  In Colombia, Endesa Chile consolidates generation companies Central Hidroeléctrica de Betania S.A. (“E.S.P.”, or “Betania”), and Emgesa S.A. E.S.P., (“Emgesa”).  Endesa Chile also consolidates the generation company Edegel S.A. (“Edegel”), in Peru.

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates.  Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates” at December 31, 2005.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate.  See “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates.”

Technical Terms

As used throughout, references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts.  Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities.  One GW = 1,000 MW, and one MW = 1,000 kW.  Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by us within our generators.

Technical transmission energy losses are calculated by:

•                  subtracting the number of GWh of energy sold from the number of GWh of energy purchased and generated (which already excludes own energy consumption and losses of the power plant), within a given period.

Calculation of Economic Interest

References are made in this annual report to the “economic interest” of Endesa Chile in its subsidiaries or related companies.  In circumstances where Endesa Chile does not own its interest in a subsidiary or related company directly, the economic interest of Endesa Chile in such ultimate subsidiary or related company is calculated by multiplying the percentage ownership interest of Endesa Chile in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or related company.  For example, if Endesa Chile owns 60% of a directly held subsidiary and that subsidiary owns 40% of a related company, Endesa Chile’s economic ownership interest in such related company would be 24%.  References are also made in this annual report to the economic interest of Endesa Chile in its subsidiaries and related companies.

ENERSIS S.A. (“Enersis”), a holding company whose subsidiaries are engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this annual report, directly or indirectly, 60.0% of Endesa Chile’s outstanding capital stock.

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

•                  political, economic and demographic developments in the emerging market countries of South America where we conduct our business; and

•                  the factors discussed below under “Risk Factors.”

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

PART I

Item 1.           Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.            Selected financial data.

The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, included in this annual report.  The audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Superintendency of Securities and Insurance (“SVS”), which together differ in certain important respects from U.S. GAAP.  Note 32 to the audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated.  Financial data as of or for each of the five years ended December 31, 2005 in the following table have been restated in constant Chilean pesos as of December 31, 2005.

All data, except ratios and operating data, are in millions.  For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2005 are translated at the Observed Exchange Rate for December 31, 2005 of Ch$ 512.50 per U.S.$ 1.00.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” below.

Our principal operating subsidiaries were consolidated prior to 1998. As of October 1, 2005, the total participation interest Endesa Chile held in Centrais Electrica Cachoeira Dourada S.A. (“CDSA”, 92.51%), was contributed to Endesa Brasil and consequently ceased to be consolidated by Endesa Chile, significantly affecting balance sheets figures for December 31, 2005.  More important effects may appear in future income statements since revenues and related costs will no longer be consolidated.  See “Item 4.A — History and Development of the Company”, for details on Endesa Brasil.  All companies have been consolidated according to Chilean GAAP.

The information detailed in the following table includes the effect of certain accounting changes for the five years ended and as of December 31, 2005, which affect the comparability presented below.  For further information on changes in accounting policies see Notes 3 and 32 to our consolidated financial statements.

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	MCh$	MCh$	MCh$	MCh$	MCh$	(millions of U.S.$) (1)
						MU.S.$
Chilean GAAP:
Revenues from operations	1,121,083	1,006,129	977,246	1,069,838	1,123,039	2,191.3
Cost of operations	(710,660)	(595,877)	(584,519)	(651,842)	(689,599)	(1,345.6)
Administrative and selling expenses	(37,212)	(38,920)	(33,263)	(35,685)	(38,578)	(75.3)
Operating income	373,211	371,332	359,464	382,311	394,862	770.5
Equity in income (losses) of related companies, net	(10,668)	9,191	18,445	19,894	13,569	26.5
Goodwill amortization	(8,869)	(116,435)	(1,639)	(1,517)	(1,366)	(2.7)
Interest (expense) income, net	(232,448)	(217,614)	200,565	(184,041)	(163,242)	(318.5)
Price-level restatement and foreign currency translation, net	(10,905)	3,814	10,121	23,664	16,219	31.6

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	MCh$	MCh$	MCh$	MCh$	MCh$	(millions of U.S.$) (1)
						MU.S.$
Other non-operating income (expense), net	2,880	15,112	(16,448)	29,054	(20,306)	(39.6)
Income before income taxes, minority interest and negative goodwill amortization	107,441	35,176	169,378	211,257	239,736	467.8
Income taxes	(42,806)	(75,750)	(29,072)	(96,790)	(91,954)	(179.4)
Extraordinary loss	—	(11,722)	—	—	—	—
Minority interest	(36,483)	(49,849)	(73,894)	(44,343)	(52,469)	(102.4)
Amortization of negative goodwill	49,240	92,149	16,555	16,681	15,310	29.9
Net income (loss)	77,392	(9,995)	82,967	86,805	110,623	215.8
Net income (loss) per share in Ch$/U.S.$	9.44	(1.22)	10.12	10.58	13.49	—
Net income (loss) per ADS in Ch$/U.S.$ (2)	283.08	(36.56)	303.60	317.40	404.70	0.8

US GAAP (6):
Revenues from operations	1,127,016	984,866	977,247	1,069,838	1,123,039	2.191.3
Operating income	388,698	203,423	166,154	388,246	426,004	831.2
Equity in income of related companies	(17,134)	31,566	47,991	19,895	(14,996)	(29.3)
Income taxes	(61,596)	(90,745)	25,983	(157,755)	(99,743)	(194.6)
Net income (loss) from continuing operations	(2,002)	(80,596)	77,243	65,831	100,276	195.7
Cumulative effect of changes in accounting principles, net of tax and MI	34,675	—	(128)	1,250	—	—
Income from discontinued operations, net of tax and MI	509	295	122	—	—	—
Net income (loss)	33,182	(80,300)	77,237	67,081	100,276	195.7
Net income (loss) on continuing operations per share in Ch$/U.S.$	3.98	(9.82)	9.53	8.03	12.23	0.02
Cumulative effect of changes in accounting principles	—	—	(0.02)	0.15	—	—
US GAAP EPS before discontinued operations	3.98	(9.82)	9.51	8.18	12.23	0.02
US GAAP EPS from discontinued operations	0.06	0.03	0.02	—	—	—
Net income (loss) per share in Ch$/U.S.$	4.04	(9.79)	9.53	8.18	12.23	0.02
Net income (loss)on continuing operations per ADS in Ch$/U.S.$	119.34	(294.63)	285.90	240.90	366.90	0.72
Net income (loss) on discontinued operations per ADS in Ch$/U.S.$	1.80	0.90	0.60	—	—	—
Net income (loss) per ADS in Ch$/U.S.$ (4)	121.14	(293.73)	286.50	240.90	366.90	0.72

Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	6,822,906	6,997,329	5,803,640	5,509,095	4,874,471	9,511
Long-term liabilities	3,006,376	2,639,610	2,431,364	2,270,508	1,770,548	3,455
Minority interest	1,536,470	1,606,881	1,293,122	1,167,977	933,900	1,822
Total Shareholders’ equity	1,551,450	1,534,383	1,585,065	1,625,378	1,642,259	3,204
Capital stock	1,115,201	1,115,201	1,115,201	1,115,201	1,115,201	2,176
U.S. GAAP
Total assets	6,363,038	6,711,795	5,473,836	5,173,273	4,598,849	8,973.40
Long-term liabilities	2,851,053	2,865,759	2,511,295	2,392,478	1,903,627	3,714.40
Minority interest	1,567,330	1,635,500	1,251,117	1,077,407	856,688	1,671.60
Total Shareholders’ equity	1,207,972	1,130,646	1,192,945	1,235,792	1,282,234	2,501.90
Capital stock	1,115,201	1,115,201	1,115,201	1,115,201	1,115,201	2,176.00

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	MCh$	MCh$	MCh$	MCh$	MCh$	(millions of U.S.$) (1)
						MU.S.$
Other Consolidated Financial Data
Chilean GAAP:
Capital expenditures (5)	56,814	144,638	139,258	99,597	58,780	115
Depreciation and amortization	163,884	237,787	177,423	163,226	157,728	308
Cash dividends per share in Ch$/U.S.$ (3)	1.05	—	2.38	4.28	—	—
Cash dividends per ADS in U.S.$ (2)(3)(4)	0.04	—	0.11	0.23	—	—
Weighted average shares outstanding (million)	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS (million)	28	16	14	14	14	14

(1)          Solely for the convenience of the reader, Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$ 512.50 per U.S. dollar the Observed Exchange Rate as of December 31, 2005.  You should not construe the translation of currency amounts in this annual report to be a representation that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)          Per ADS amounts in millions of constant Chilean pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares).  Per share amounts in millions of U.S.$ are determined by dividing per ADS amounts by 30.

(3)          This chart details dividends payable in any given year, and not necessarily paid that same year.  2004 dividend was paid on April 18, 2005.

(4)          U.S. dollar amounts are calculated by applying the U.S. dollar exchange rate on the dividend payment date to the nominal Chilean peso amount.

(5)          Capital expenditures do not include investments in equity investees and capital expenditures in development stage subsidiaries.

(6)          For reconciliation from Chilean GAAP to U.S. GAAP, see Note 32, “Differences between Chilean and United States Generally Accepted Accounting Principles”, of our Audited Consolidated Financial Statements.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the Chilean peso price of Endesa Chile’s shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”), and, as a result, will likely affect the price of the Company’s American Depositary Shares (“ADSs”).  Such fluctuations will also affect conversion of cash dividends relating to the Shares represented by ADSs from Chilean pesos to U.S. dollars.  In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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

For purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a reference exchange rate (dólar acuerdo or the “Reference Exchange Rate”).  The Reference Exchange Rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively.  The daily observed exchange rate (dólar observado) (the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others).  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.  Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  On December 31, 2005, the Informal Exchange Rate was Ch$ 512.30, or 0.04% less than the published Observed Exchange Rate of Ch$ 512.50 per U.S.$ 1.00.  On February 28, 2006, the informal exchange rate was Ch$ 517.50 per U.S.$ 1.00, 0.03% greater than the Observed Exchange Rate corresponding to such date of Ch$ 517.33 per U.S.$ 1.00.  Unless otherwise indicated, amounts translated to U.S. dollars were calculated based on the exchange rates in effect as of December 31, 2005.

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

	Observed Exchange Rate (1) (Ch$ per U.S.$)
Year	Low (2)	High (2)	Average (3)	Period-end
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50

	Observed Exchange Rate (1) (Ch$ per U.S.$)
Last six months	Low (2)	High (2)	Average (3)	Period-end
2005
September	529.20	540.05	—	529.20
October	526.56	546.92	—	543.49
November	518.63	544.87	—	518.63
December	509.70	518.38	—	512.50
2006
January	513.18	535.36	—	524.37
February	516.10	532.35	—	517.33

Source: Chilean Central Bank.

(1)          Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)          Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)          The average of the exchange rates on the last day of each month during the period.  This is not applicable to monthly data.

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.            Risk Factors.

Risks Relating to Our Operations in Every Country in Which We Operate

Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 67% of our consolidated installed capacity in Chile, Argentina, Colombia and Peru is hydroelectric.  Accordingly, adverse hydrological conditions may negatively affect our business and have a substantial influence over our results.

During periods of drought, thermal plants, including those that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently.  Our operating expenses increase during these periods and, depending on the size of our commitments, we may have to buy electricity from other parties in order to comply with our contractual supply obligations.  The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

In 2000, we established a commercial and risk-reduction policy in order to mitigate the potential impact of interruptions to our ability to supply electricity, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages.  Pursuant to this policy, a volume of contracts is determined for each generation company that reduces the risks to acceptable levels, assured by a degree of statistical reliability of 95%.  Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions to the customers.  Notwithstanding this risk reduction policy, a prolonged drought could adversely affect our results.

Regulatory authorities may impose fines on us.

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure.  As of December 31, 2005, such fines may range from 1 Unidad Tributaria Mensual (“UTM”), equivalent to approximately U.S.$ 62, to 10,000 Unidades Tributarias Anuales (“UTA”), equivalent to approximately U.S.$ 7.4 million.  Any electricity company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines, which apply in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company.  These fines may be appealed.  An electricity company supervised by the SEF may be subject to fines when the electricity system is affected by operating failures, even when it is not within such company’s power to react to prevent such failures.

On August 14, 2003, the SEF imposed fines on us in an aggregate amount of 5,330 UTA, equivalent to approximately U.S.$ 3.9 million, due to a failure in the transmission of energy in the Metropolitan Region on September 23, 2002.  On April 27 and May 3, 2004, the SEF imposed fines on us an aggregate amount of 2,030 UTA, equivalent to approximately U.S.$ 1.5 million, due to a blackout that occurred in the Metropolitan Region on January 13, 2003.  On July 4, 2005, the SEF imposed fines on us of 1,260 UTA, equivalent to approximately U.S.$ 0.9 million, due to a blackout that occurred in the Metropolitan Region on November 7, 2003.  We are currently appealing these fines, but these appeals may not be successful.

Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations may affect our profitability adversely.  In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are frequently submitted to the legislators and administrative authorities in the countries in which we operate, and could have a material adverse impact on our business.

In Chile, if we are unable to comply with our contractual obligations during electricity rationing periods, we may be subject to higher operating costs.  The Chilean government can impose electricity rationing during drought conditions or prolonged failures in the country’s thermoelectric facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since a drought can no longer constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE.  The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit.  If we are unable to buy enough electricity in the pool market to comply with all our contractual obligations, then we would have to compensate our regulated customers for the volume we failed to provide at the “rationed end consumer price.”  If rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results of operations may be affected adversely in a material way.

Similarly, if rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results from operations may be adversely affected in a material way.  Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Approximately 76% of the installed capacity of our Chilean generation subsidiaries is hydroelectric.  These generation companies own unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority.  However, in March 2005, the Chilean Congress approved a modification to the current laws governing unused water rights.  Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license fee for unused water rights.  We are continuously analyzing which water rights we will maintain for the future and which we will disregard.  If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license fees.  We estimate that in the event that we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than 5,773 UTA (equivalent to approximately U.S.$ 4.3 million) per year.  License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full.

In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license fees will be paid starting as of January 1, 2012, using the same tax refund regime mentioned above for the SIC.

In May 2001, the Ministry of Economy issued Resolution 88, under which electricity generators such as ours are required to provide electricity to distribution companies that have been unable to contract adequate supply to deliver to their customers.  The last amendment to the electricity law, called Short Law II, established a mechanism of transitory compensations, under which until December 31, 2008, energy sales derived from Resolution 88 must be carried out at the spot price.  Short Law II therefore temporarily alleviates for our subsidiaries some of the pricing risks implicit in Resolution 88.  For a more complete discussion of this topic, see “Item 4. Information on the Company B. Business Overview—Electricity Generation in Chile–Industry Structure and Regulatory Framework”.

Environmental regulations in the countries in which we operate may increase our costs of operations.

Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  Approval of these environmental impact studies may be withheld by governmental authorities, public opposition may result in delays or modifications to any proposed project, and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments.  See “Item 4. Information on the Company–D.  Property, plants and equipment—Environmental Issues.”

Foreign exchange risks may affect our results from operations and financial condition adversely.

The Chilean peso and the other South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the U.S. dollar in the past and may be subject to significant fluctuations in the future.  Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues are linked in part to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations in the indexation of our tariffs to the U.S. dollar.

Because of this exposure, the cash generated by our subsidiaries can be diminished materially when our local currencies devalue against the U.S. dollar.  For example, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated U.S. dollar indexation of our tariffs altogether, which together with a devaluation of approximately 71% of the Argentine peso against the U.S. dollar and “pesification” of our contractual rates, resulted in a reduction of net cash generation.  Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the U.S. dollar, may affect our financial condition and results from operations.  For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2005, Endesa Chile had total consolidated indebtedness (net of currency hedging instruments), of U.S.$ 3,859 million, of which U.S.$ 2,590 million, or approximately 67%, was denominated in U.S. dollars.  For the twelve-month period ended December 31, 2005, our revenues amounted to U.S.$ 2,191 million (before consolidation adjustments) of which U.S.$ 402 million, or approximately 18%, were denominated in U.S. dollars, and U.S.$ 981 million, or approximately 45%, were linked in some way to the U.S. dollar.  In the aggregate, approximately 63% of our revenues (before consolidation adjustments) were either in U.S. dollars or correlated to such currency through some form of indexation.  On the other hand, the equivalent of U.S.$ 99 million were revenues in pesos, which represents approximately 5% of our 2005 revenues (before consolidation adjustments).

In addition to the U.S. dollar and the Chilean peso, our foreign currency denominated consolidated indebtedness included the equivalent of U.S.$ 491 million in Colombian pesos, U.S.$ 133 million in Peruvian soles, U.S.$ 23 million in Argentine pesos, and none in Brazilian reais, for an aggregate of U.S.$ 647 million in currencies other than Chilean pesos and U.S. dollars.  At the same time, revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2005, included the equivalent of U.S.$ 1,762 million in Brazilian reais, U.S.$ 1,077 million in Colombian pesos, U.S.$ 752 million in Argentine pesos, and U.S.$ 489 million in Peruvian soles.  Although we both generate revenues and incur debt in these same currencies, we believe that we are exposed to foreign exchange exposure risk in these four currencies.  The most material case is that of Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos.

We may be subject to refinancing risk.

As of December 31, 2005, on a consolidated basis, we had U.S.$ 645 million of indebtedness maturing in 2006, U.S.$ 204 million in 2007, U.S.$ 1,705 in 2008 through 2010, and U.S.$ 1,302 million maturing thereafter.

As of the same date we had short-term indebtedness of U.S.$ 410 million in Chile, U.S.$ 102 million in Colombia, U.S.$ 74 million in Peru, and U.S.$ 59 million in Argentina.

We are subject to certain fairly standard financial covenants related to maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratios of adjusted cash flow to interest expense.  In addition, substantially all of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness in amounts exceeding U.S.$30 million on an individual basis.  In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, a significant portion of Endesa Chile’s indebtedness, on a stand-alone basis, could become due and payable.  For more information on some of these covenants and certain relevant provisions for these credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us.  In the absence of such refinancing, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets.  Furthermore, assets may not be sold quickly enough, or for amounts sufficient to enable us to make such payments.

As of the date of this report Argentina is the country with the highest refinancing risk.  As of December 31, 2005, the third-party financial debt of our Argentine subsidiaries (Endesa Costanera and El Chocón) amounted to approximately U.S.$ 210 million.  As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due and we are rolling over most of our outstanding debt.  Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements.  If our creditors do not continue to accept, or the

Argentine Central Bank will not continue to permit, rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us.

We depend in part on payments from our subsidiaries and related companies to meet our payment obligations.

In order to pay our obligations, we rely in part on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries.  The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations, and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate.  Our subsidiaries and equity affiliates may be additionally limited by their operating results.

We have generally been able to access the cash flows of our Chilean subsidiaries.  We have not been similarly able to access the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit restrictions.

Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions.  We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions.  Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments.  In addition, the ability of any of our less-than-wholly-owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders.  As a consequence of such duties, our subsidiaries could, under certain circumstances, be prevented from upstreaming cash to us.

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

•                  prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Endesa Costanera in Argentina, in each case in the case of default and if not in compliance with certain financial ratios.

Operating Results of Our Subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results.  To the extent that the cash requirements at any of our subsidiaries exceeds available cash, such subsidiary will not be able to make cash available to us.

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

In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has in turn impacted the short- and medium-term availability of this fuel in Chile.  A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs.  Strong demand for electricity in Chile’s central region, which increased by 4.5% in 2005 and is expected to continue to increase significantly in the foreseeable future, combined with a low level of investment in the electricity sector, makes the Chilean electricity sector particularly exposed to the adverse effects of the Argentine natural gas crisis.

In Chile’s central region, our thermal plants San Isidro and Taltal use natural gas for thermal generation and have gas contracts with Argentine suppliers.  The Argentine government has adopted a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters.  Since then, Argentina has significantly curtailed its natural gas exports to Chile.  As a result, the Chilean electricity sector is more vulnerable than in the past.

Construction of new facilities may be affected adversely by factors associated with new construction projects.

Factors that may adversely affect our ability to build new facilities include:

•                  delays in obtaining regulatory approvals, including environmental permits;

•                  shortages or changes in the prices of equipment, materials or labor;

•                  local opposition of political, environmental and ethnic groups;

•                  adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

•                  adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and

•                  the inability to obtain financing at affordable rates.

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

We are party to a number of legal proceedings, some of which have been pending for several years.  Some of these claims may be resolved against us.  Our financial condition or results of operations could be adversely affected to a material extent if certain of these material claims are resolved against us.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

There may be potential conflicts of interest with our affiliates which could adversely affect our business.

Endesa-Spain currently owns 60.6% of Enersis’ share capital, and Enersis has a 60.0% share interest in Endesa Chile.  Therefore, Endesa-Spain and Enersis have the power to determine the outcome of most material matters to be decided by a vote of our shareholders, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  Endesa-Spain and Enersis can also exercise influence over our operations and business strategies.  Endesa-Spain conducts its business in South America through Enersis and Endesa Chile, and through affiliates not consolidated by us.

Certain of our directors are officers of Endesa-Spain and officers and directors of certain subsidiaries of Endesa-Spain.  For more information about these directors please refer to “Item 6. Directors, Senior Management and Employees — Directors and Senior Management.”

We sell electricity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies under the common control of Endesa-Spain or the “Endesa Group.”

To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in South America, Endesa-Spain may have a conflict of interest, which could have an adverse effect on our business.

We have outstanding credit facilities with “change of control” provisions which could result in acceleration rights on such indebtedness.

At the time of this report, two companies have made tender offers for the control of ENDESA, S.A. (“Endesa-Spain”), which owns 60.6% of Enersis, our direct parent company.  In this context, some of our credit facilities have “change of control” contractual provisions.  As of December 31, 2005, U.S.$ 600 million of Endesa Chile’s consolidated indebtedness had some kind of “change of control” provision, either in the form of a negative covenant, a mandatory prepayment or otherwise.  However, of that amount, U.S.$ 458 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision, or (b) the change of control provision does not apply to Endesa-Spain but to other companies instead.

A total of U.S.$ 130 million in bank indebtedness incurred by Endesa Chile has “change of control provisions” which specifically refer to Endesa-Spain, directly or indirectly, as the controlling entity.  If a change of control were to take place, Endesa Chile, and our subsidiaries, would need to seek the appropriate contractual waivers or amendments.

This U.S.$ 130 million of Endesa Chile bank indebtedness subject to “change of control” provisions is found in revolving credit instruments governed by the laws of New York, in which lenders on an individual basis, would be given rights to accelerate payment in the event that Endesa-Spain is no longer, directly or indirectly, the ultimate controlling parent, and the new controlling entity has a rating inferior (including with respect to outlook) to the unsecured long-term foreign currency rating of Endesa-Spain, as rated by each of S&P and Moody’s immediately prior to giving effect to a transaction involving a change of control, as defined.  Endesa-Spain’s current ratings are “A3 with negative outlook” from Moody’s, “A with negative outlook” from S&P and “A with negative watch” from Fitch.

If a tender offer for Endesa-Spain is successful, and if a change of control were to take place, we cannot give assurances that our lenders and relevant governmental entities would waive acceleration rights that they might otherwise have under such credit agreements.  For information on the recent tender offers over Endesa-Spain, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.” For more detailed information on Endesa Chile’s contractual provisions, see “Item 5.  Operating and Financial Review and Prospects—B. Liquidity & Capital Resources.”

The values of our long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long term energy sales contracts we have entered into.  We have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity.  In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar.  Changes in the market price of these commodities and in the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.  Under Chilean GAAP, our income statement does not reflect fluctuations of the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP.  Our policy is to not enter into supply contracts for amounts exceeding our firm capacity under adverse hydrological conditions.  For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk” in this annual report.

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile.  In 2005, the Chilean economy grew by an estimated 6.3% compared to a 6.1% increase in 2004.  The latest Chilean Central Bank estimate for growth in 2006 is in the range of 5.25%-6.25%.  There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely.  Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector.  In addition, our financial condition and results from operations could also be affected by other political or economic developments in Chile as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Increased inflation in Chile may affect our results from operations adversely.

Although Chilean inflation has been low in recent years, Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could affect the Chilean economy adversely and, indirectly, the value of shares of our common stock and ADSs.  The Chilean Consumer Price Index, or Chilean CPI, for the 12 months ended December 31, 2005, was 3.7%, and government officials estimate Chilean CPI to be approximately 3.2% and 2.8% for 2006 and 2007, respectively.  Historically, a substantial part of our expenses have been denominated in Chilean pesos, and future increases in Chilean inflation could cause our expenses to rise significantly.  As a result, the level of Chilean inflation may affect our financial condition and results from operations.

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

We are incorporated under the laws of Chile and substantially all of our assets are located in Chile or outside the United States.  All of our directors and officers reside outside the United States, and most of their assets are located outside the United States as well.  If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for him to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Foreign exchange risks may affect the U.S. dollar amount of dividends payable to holders of our ADSs adversely.

Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos.  The depositary will convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the Chilean peso depreciates against the U.S. dollar, the value of the ADSs and any distributions ADS holders receive from the depositary may decrease.

The relative illiquidity and volatility of Chilean securities markets could affect the price of our ADSs and common stock adversely.

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

Risk Factors Relating to the Rest of South America

South American economic fluctuations are likely to affect our results from operations.

All of our operations are located in South America.  Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout South America.  In 2005, we generated approximately 55% of our consolidated operating revenues and approximately 59% of our consolidated operating income outside Chile.  Accordingly, our consolidated revenues are sensitive to the performance of the South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile.  Chilean financial and securities markets may be affected adversely by events elsewhere, especially in other emerging markets, and such effects may affect the value of or the interest rate yields in the secondary markets for our debt securities.  Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru.  Generation and upstreaming of cash from subsidiaries in these countries have proven to be volatile.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may affect our business adversely.

Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru.  These governments’ actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls.  Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances.  If governmental authorities intervene in any of the countries in which we operate, it could cause our business to be less profitable, and our results from operations may be affected adversely.

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

Should the Argentine Central Bank reimpose restrictions on the transfer of funds outside of Argentina that prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable, unless new financing is funded outside Argentina and is available to our Argentine subsidiaries or they are able to renegotiate, or obtain a waiver with respect to the indebtedness that would be subject to such restrictions.  If similar restrictions are imposed again, our Argentine subsidiaries may not be able to obtain new financing or be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions.  In addition, such restrictions may impede the ability of our Argentine subsidiaries to make cash distributions to us.

As of December 31, 2005, the third-party financial debt of our Argentine subsidiaries (Endesa Costanera and El Chocón) amounted to approximately U.S.$ 341 million. As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt.  Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements.  If our creditors do not continue to accept, or the Argentine Central Bank will not continue to permit, rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us.

A substantial portion of the Argentine public debt was restructured in March 2005, but such restructuring continues to be subject to litigation.  The Argentine government used its financial reserves in order to prepay a portion of U.S.$ 9.5 billion in debt held with the International Monetary Fund.  The significant reduction in reserves could affect the government’s capacity to react to local or foreign risks in the short- and medium-term.

Electricity shortfalls in Argentina adversely affect our transmission and trading business in Brazil as well as our Argentine generation export business.

The insufficient electricity available in Argentina did not allow Argentine generators, among them, Endesa Costanera (“ENCO”), our Argentine generation subsidiary, to fully comply with export contracts to Brazil in 2005, and created conflicts for generators who export electricity to CEMSA and CIEN, the transmission companies, as well as conflicts between CIEN and its Brazilian clients.

CIEN has been unable to fulfill some of its client-contracts, given that those contracts call exclusively for Argentine electricity.  Those clients detained some payments to CIEN, and CIEN in turn stopped certain payments to ENCO.

On December 9, 2005, the Argentine and Brazilian governments signed an MOU (Memorandum of Understanding), which facilitates the operation of export contracts without the imposition of fines for any incompliance, through a transitional period ending December 31, 2008.  By that time, the assumption is that the full Argentine electricity supply should be reestablished.  Under this MOU, ENCO requested from CIEN and CEMSA, either a contractual amendment in order to restore the financial and economic equilibrium provisions which would result in a price increase, or alternatively, the rescission of the export contracts.

Nevertheless, we cannot give assurances that ENCO will be able to achieve a desired financial and economic equilibrium or otherwise rescind its export contracts.

Risk Factors Relating to Colombia

Formation of an electronic contract system could affect our business in Colombia.

The Commission for the Regulation of Energy and Gas (CREG) is promoting the creation of an electronic electricity exchange similar to a financial market.  This would serve to increase the levels of competition and transparency in energy transactions between the different market players.  However, according to preliminary documentation, the contracting parties would not be able to evaluate the creditworthiness of their counterparts.  If, in the future, we are forced to conduct transactions through an electronic electricity exchange which does not allow us to assess counterparty credit risk, we will be exposed to a greater risk of payment and non-performance default, which may adversely affect our revenues.

Risk Factors Relating to Peru

We may suffer losses as a result of satisfying non-contracted demand from regulated customers at the node price instead of the spot price of electricity.

In 2004, generators in Peru agreed to satisfy the non-contracted demand of the regulated market at the node price through 2007.  Each generator would supply energy in proportion to its share of the country’s installed capacity.  This agreement exposes the company to possible losses as a result of differences between the node price and the marginal cost of electricity because the company may be required to purchase electricity at higher prices in the spot market and resell it at fixed node prices.  The average spot market price in 2005 reached approximately 63 U.S. dollars per MWh while the node price averaged approximately 40 U.S. dollars per MWh.  The problem persisted in 2005, although distributors have increased the amount of contracted demand. Consequently,  the total amount of non-contracted electricity demand from regulated customers has declined since 2004.  The “Comité de Operación Económica del Sistema” (COES) has continued to allocate generators the demand in excess of contracted energy and capacity which distribution companies withdraw from the system. There is no assurance as to what the price difference will be between the average spot price in the electricity market and the node price in the future nor what amount of non -contracted electricity will be absorbed by our Company.

Item 4.           Information on the Company

A.            History and Development of the Company.

Incorporation and Contact Information of the Company

The Company is a publicly held limited liability stock company incorporated under the laws of the Republic of Chile on December 1, 1943 with the legal name Empresa Nacional de Electricidad S.A. (“Endesa Chile”).  Since 1943 the Company has been registered in Santiago with the SVS under Registration No. 0114.  The Company is commercially referred to as both Endesa and/or Endesa Chile.

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

Development of the Company

The Chilean government owned Endesa Chile for 44 years after its incorporation in 1943.  The Chilean government commenced Endesa Chile’s privatization process in 1987 through a series of public offerings.  The privatization process was completed in 1989.

In May 1992, Endesa Chile began its international expansion program with the following acquisitions:

•                  we acquired a stake in Endesa Costanera S.A. (now “Endesa-Costanera”) in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón S.A., both in Argentina;

•                  we acquired Edegel in Peru in October 1995;

•                  we acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively, and

•                  we acquired Cachoeira Dourada in Brazil in September 1997.

ENERSIS S.A. (“Enersis”), a Chilean, publicly held holding company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owns, as of the date of this annual report, 60% of Endesa Chile’s outstanding capital stock.  In May 1999, Enersis, which at the time owned 25.3% of Endesa Chile, purchased an additional 34.7% of Endesa Chile on the Santiago Stock Exchange and the NYSE.  There have been no material changes in the ownership structure of the company since then.  As of the date of this report, ENDESA S.A (“Endesa-Spain”) owns a 60.6% beneficial interest in Enersis.

Endesa Chile’s shares are publicly traded on the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile, Bolsa de Valores (the “Electronic Stock Exchange”) and the Bolsa de Corredores, Bolsa de Valores (the “Valparaíso Stock Exchange”).  Endesa Chile’s American Depositary Shares (ADS) have been listed on the New York Stock Exchange since July 1994.  Shares of Endesa Chile have also been listed and traded on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, since December 2001.

Investments, Capital Expenditures and Divestitures

Our capital expenditures at December 31 of each year were U.S.$ 221 million (Ch$ 131 billion at December 31, 2003) in 2003, U.S.$ 162 million (Ch$ 90 billion at December 31, 2004) in 2004, and U.S.$ 108 million (Ch$ 56 billion at December 31, 2005) in 2005.  Our capital expenditures and investments during 2005 included investments of U.S.$ 27.9 million (Ch$ 14.3 billion) mainly in Chile and Peru and capital expenditure maintenance of U.S.$ 80.5 million (Ch$ 41.26 billion) in all our operating subsidiaries.  Currently, we expect to make capital expenditures of approximately U.S.$ 1.52 billion (Ch$ 778 billion at December 31, 2005) over the next five years.  Although we have considered assumptions on how these investments will be financed as part of the Company’s budget process, we have not committed to any financial structure and it will depend on the market conditions at the time the cash flows are needed.

The board of Endesa Chile, at its meeting held on December 15, 2005, approved proceeding with Mitsubishi Corporation in construction of the San Isidro Plant Expansion Project.  The San Isidro Plant will have a maximum capacity in combined cycle with liquid natural gas (LNG) of 377 MW, and is expected to start operating in open cycle on March 31, 2007.  The operation in combined cycle would come into service at the end of February 2008.  The investment cost is expected to be U.S.$ 200 million.

The company is working on the construction of the 32 MW Palmucho pass-through hydroelectric plant.  The investment is expected to cost U.S.$ 32 million and the plant’s start-up is planned for the second half of 2007.  Palmucho will take advantage of the ecological flow that the Ralco plant, pursuant to Ralco’s Environmental Impact Assessment, must release.

In August 2005, Endesa Eco presented to the Maule Region’s National Environmental Commission its Environmental Impact Declaration for the construction of the Ojos de Agua mini hydroelectric plant to be located some 100 kilometers from the town of Talca, in the valley of the River Cipreses, downstream from the La Invernada Lake.  This mini plant will have a capacity of 9 MW, and the investment cost is expected to be U.S.$ 15.5 million .

We are continually seeking attractive opportunities in the electricity industry internationally, either in countries in which we presently conduct operations or elsewhere in Latin America. In fact, Endesa Chile has begun on-site inspections and contacts with local communities and regional authorities for the potential development of new power plants in Aysén, in southern Chile.  These plants, involving a total installed capacity of 2,430 MW, would require an investment of around U.S.$ 2.0 billion.  See “Item 4. Information on the Company–B. Business Overview” below.

The table below sets forth the capital expenditures made by our subsidiaries in 2005 and expected capital expenditures for the period 2006-2010:

CAPITAL EXPENDITURES OF ENDESA CHILE AND ITS SUBSIDIARIES

	(in millions of U.S.$) (1)
	2003	2004	2005	2006-2010
Chile	197.9	119.9	46.8	$1,219.7
Argentina	9.4	22.3	29.7	131.2
Brazil	0.8	2.8	1.0	—
Colombia	6.1	6.7	9.2	92.7
Peru	6.6	10.4	21.6	75.2
Total	220.8	162.1	108.3	$1,518.8

(1)          Figures for 2003-2004 are in historical U.S. dollars. Figures for 2005-2010 are expressed in U.S. dollars at the exchange rate as of December 31, 2005.

We have carried out some strategic investments, divestitures and other reorganizations in the last five years in order to concentrate on core businesses, including the following:

•                  on March 27, 2003, Endesa Chile sold Canutillar, a 172 MW reservoir-based hydroelectric facility, for U.S.$ 174 million, at the exchange rate as of the date of the transaction;

•                  on May 30, 2003, Endesa Chile sold its transmission lines in the Northern Interconnected System (“SING”).  This transaction included the sale by Celta, a subsidiary of Endesa Chile, of 285 kilometers of 220 kV line circuits for approximately U.S.$ 32 million, at the exchange rate as of the date of the transaction, and a sale of 673 kilometers of 220 kV line circuits for approximately U.S.$ 78 million through GasAtacama Generación Limitada, in which Endesa Chile holds a 50% ownership interest.  In both cases, the transaction included the transfer of the respective substations;

•                  on June 23, 2003, Endesa Chile closed the sale of its 60% ownership share of Infraestructura 2000, which held highway concession assets to the Spanish company, OHL Concesiones, S.L., a subsidiary of the Spanish company Obrascón Huarte Lain S.A., for a total amount of UF 2,305,507, approximately U.S.$ 55 million, at the exchange rate as of the date of the transaction;

•                  during 2003, Endesa Chile purchased 384,508 shares of Cachoeira Dourada through its investment subsidiary, Lajas Inversora S.A., for a total of Ch$ 24.8 million pesos, approximately U.S.$ 41,700 at the exchange rate as of December 31, 2003, increasing its ownership of Cachoeira Dourada to 92.51% of its outstanding shares of common stock;

•                  on October 3, 2003, Endesa Chile purchased an additional 16 million Class A Shares and 1.96 million Class B Shares of Endesa Costanera, for a total of U.S.$ 4.5 million, at the exchange rate as of the date of the transaction, thus increasing its ownership of Endesa Costanera to 64.3% of its outstanding shares of common stock;

•                  on December 17, 2004, Endesa Chile dissolved subsidiary Endesa Colombia, which had investments in Central Hidroeléctrica Betania S.A., leaving Endesa Chile and Compañía Electrica Conosur S.A. with a direct participation in Betania;

•                  on April 18, 2005, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. (ENIGESA), created a new subsidiary Endesa ECO S.A.  Endesa Chile has a direct participation of 99.99% and a 0.01% through its subsidiary ENIGESA (See “Item 4. Information on the Company—C. Organizational Structure” for details on ENIGESA);

•                  on May 31, 2005, Endesa Chile’s Board of Directors approved the formation of a Brazilian holding company whose objectives are to simplify the shareholding structure by holding all Brazilian electricity assets under one new holding company, Endesa-Brasil S.A. (“Endesa Brasil”), and also to enhance access to third-party financings (including the domestic capital markets), improve positioning for potential growth opportunities, achieve greater stability for cash flows, as well as generate operating synergies.  On June 10, 2005 Endesa Brasil was constituted in Brazil.  As of October 1, 2005, the total participation interest Endesa Chile held in Centrais Electrica Cachoeira Dourada S.A. (“CDSA”, 92.51%) and in Companhia de Interconexao Energética S.A (“CIEN”, 45.00%), in Compañía de Transmisión del Mercosur S.A. (“CTM”, 45.00%) and in Transportadora de Energía del Mercosur S.A. (“TESA” 45.00%) was transferred to this new entity, which translates into a voting interest of 37.85% for Endesa Chile in Endesa Brasil as of December 31, 2005;

•                  on August 11, 2005, Endesa Chile and its subsidiary Enigesa Inversiones Generales S.A. acquired 99.999% and 0.001% respectively of the partnership rights in Globeleq Chile Inversiones Eléctricas Limitada (Globeleq Chile Limitada), a company that has become a subsidiary of Endesa Chile under the new name of Inversiones Lo Venecia Limitada; this company is the indirect holder of 25.001% of the share capital of Compañía Eléctrica San Isidro S.A. (“San Isidro”), also a subsidiary of Endesa Chile.  The sellers were the companies Latin America Holding I, Ltd.  and Latin America Holding II, Ltd., subsidiaries of the English company CDC Group PLC, and the total sale price was U.S.$ 21,063,757.  Inversiones Lo Venecia Limitada, apart from its 25.001% shareholding in Compañía Eléctrica San Isidro S.A., has financial assets of around U.S.$ 6 million;

•                  on October 03, 2005, Endesa Chile’s Board of Directors approved the dissolution and liquidation of the investment society Lajas Inversoras S.A., which owned 99.61% of the Brazilian company Cachoeira Dourada S.A.  The assets of this society were distributed between its shareholders in proportion to their participation in the society;

•                  on November 16, 2005, Gestora del Proyecto GNL S.A. (“GNL Project”), was constituted, a society formed by Endesa Chile, jointly with ENAP, Colbún, Metrogas and AESGener to develop the liquified natural gas project for Chile. Endesa Chile has a 23.6% ownership of this new company;

•                  as of December 13, 2005, Endesa Chile, through its Argentine subsidiaries, El Chocón and Endesa Costanera, participates in two new companies, “Termoeléctrica Manuel Belgrano S.A.” and “Termoeléctrica Jose de San Martin S.A.”, with a 15.4% and a 5.5% share interest, respectively, in each new company (See “Item 4. Information on the Company—B. Business Overview – Operations in Argentina for details); and

•              as of January 26, 2006, CESA (Capital de Energía S.A.), an investment vehicle for Endesa Chile’s share in Emgesa has ceased to exist,  simplifying Endesa Chile’s structure of organizations in Colombia.

Recent Developments

On September 5, 2005, Gas Natural SDG, S.A. (“Gas Natural”), a Spanish natural gas supplier, requested authorization from the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) to tender for 100% of the share capital of ENDESA, S.A. (“Endesa-Spain”), Enersis’ parent company.  As of the date of this report, the consideration offered to Endesa-Spain shareholders is € 7.34 in cash and 0.569 newly-issued Gas Natural shares for each Endesa-Spain share.  The offer is conditional upon Gas Natural acquiring shares representing 75% of the share capital of Endesa-Spain.  In addition, the offer is conditional on the modification by the Endesa-Spain general shareholders of a number of Articles in Endesa-Spain’s By-Laws, including Article 32, which sets forth a limitation in respect of the maximum number of votes capable of being exercised by Endesa-Spain shareholders.  On February 3, 2006, the Spanish Government’s Consejo de Ministros approved the potential economic concentration transaction arising from the tender offer, subject to certain conditions.

On February 21, 2006, E.ON, the German multinational power and gas utility, announced a competing tender offer for 100% of the share capital of Endesa-Spain at a price of € 27.50 per share in cash.  The offer is conditional on having E.ON acquire at least 529,481,934 shares of Endesa-Spain, representing 50.01% of Enersis’ parent company’s share capital and requiring Endesa-Spain shareholders to modify Articles 32, 37, 38, and 42 of Endesa-Spain’s By-Laws.  If all conditions are met, and if all required governmental approvals are granted, E.ON’s press release states that it would expect the transaction to be completed by mid-year 2006.

At the time of this report, we cannot predict if one of the tender offers above, possibly in some modified manner, will ultimately be successful, nor can we predict whether other potential parties will offer competing tender offers for the control of our parent company.  Furthermore, we cannot forecast eventual credit ratings for any company that may prove successful in a tender offer over Endesa-Spain.  We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness.  See “Item 3. Key Information—D. Risk Factors”.

B.            Business Overview.

We are a publicly traded electric generation company with operations in Chile, Argentina, Brazil, Colombia and Peru.  Our core business is electricity generation.  We also participate in the engineering services industry and have a highway concession.  The low proportion of non-generation revenues does not justify the breakdown of revenues per activity.

Our consolidated installed capacity, as of December 31, 2005, is 11,726 MW, with 67% hydroelectric capacity and 33% thermal electric generation capacity.  Total installed capacity is defined as the maximum power capacity (measured in MW generation units), under specific technical conditions and characteristics.

We own and operate twenty-two generation facilities in Chile with an aggregate installed capacity, as of December 31, 2005, of 4,477 MW.  We accounted for approximately 37% of Chile’s total generation capacity as of December 31, 2005 measured by the maximum capacity considered by CDEC-SIC in the calculation of firm capacity.  Hydroelectric installed capacity in Chile represents 76% of Endesa Chile’s total installed capacity in Chile.

As of December 31, 2005, we also had interests in twenty-four generation facilities outside Chile with an aggregate installed capacity of 7,249 MW compared to 7,856 MW in 2004.  On a consolidated basis, our total installed capacity outside Chile decreased by 658 MW because we no longer consolidate Cachoeira Dourada as of October 2005.  The decrease was partially offset by other increased capacities: 19 MW from the La Junca plant in Colombia which started operations in January 2005, and the incorporation of two plants of 7 MW in Guavio, Colombia. Hydroelectric installed capacity outside Chile represents 62% of Endesa Chile’s total installed capacity outside Chile.  Based on 2005 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 16%, 20% and 22% of total capacity in each country, respectively.

The following table sets out information relating to Endesa Chile’s electricity generation:

ENDESA CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(1)

	Year ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation (2)	35,035	82	34,858	74	38,068	76
Thermal Generation	7,591	18	12,508	26	12,054	24
Total Generation	42,626	100	47,366	100	50,122	100

(1)          Generation minus power plant own consumption and technical losses.

(2)          Cachoeira Dourada’s generation consolidated through September, 2005.

Our consolidated electricity production reached 50,122 GWh in 2005, 5.8% higher than the 47,366 GWh produced in 2004.  Our total generation in 2003 was 42,626 GWh.  It is common in the electricity generation industry to segment the business into hydroelectric and thermoelectric generation.  This is done because each method of generation has different variable costs associated with generating electricity.  Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the economic variable costs of generation for the Company.

Our consolidated physical energy sales for 2005 were 55,884 GWh, 4.6% higher than in 2004.  When compared to our physical sales for 2003, figures for 2005 represent a 10% increase, mainly because of higher physical sales in Chile and Argentina, as is illustrated in the following table:

ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of December 31, each year
	2003	2004	2005
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,622.0	3,623.0	3,623.0
Energy generated (GWh) (3)	7,996.5	11,289.7	12,332.5
Energy sales (GWh)	9,259.0	11,603.3	12,578.8
Brazil (4)
Number of generating facilities (1)	1	1	—
Installed capacity (MW) (2)	658.0	658.0	—
Energy generated (GWh) (3)	3,024.3	3,262.2	2,644.8
Energy sales (GWh)	3,770.0	3,902.0	2,897.5
Chile
Number of generating facilities (1)	21	22	22
Installed capacity (MW) (2)	3,763.0	4,476.7	4,476.7
Energy generated (GWh) (3)	16,524.0	16,797.0	18,763.8
Energy sales (GWh)	18,681.0	18,461.0	20,730.4
Colombia
Number of generating facilities (1)	9	10	11
Installed capacity (MW) (2)	2,589.0	2,608.6	2,657.2
Energy generated (GWh) (3)	10,793.9	11,881.2	11,864.2
Energy sales (GWh)	14,481.0	15,148.8	15,077.5
Peru
Number of generating facilities (1)	8	8	8
Installed capacity (MW) (2)	967.0	966.5	968.5
Energy generated (GWh) (3)	4,287.0	4,136.0	4,516.3

	As of December 31, each year
	2003	2004	2005
Energy sales (GWh)	4,443.0	4,327.6	4,599.9

(1)	For details on generation facilities, see “Item 4. Information on the Company—D. Property Plants and Equipment.”

(2)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

(3)	Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)	We consolidated Cachoeira Dourada’s generation only through September 2005.

We segment our sales to customers using two different categories.  First, we distinguish between regulated and unregulated customers.  Regulated customers are subject to a set tariff established by the government regulators in each country.  We may enter into contracts with them only at the set tariff.  Unregulated customers may negotiate the price of electricity freely with generators and enter into contracts, or they may buy electricity in the pool market at the spot price.  The second criterion we use to segment our customer sales is by contracted sales and non-contracted sales.  This method is useful because it provides a uniform way for us to compare our customers from country to country.  The countries in which we operate have varying classifications for what constitutes a regulated customer; in contrast, contracted sales are defined uniformly throughout.

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWH)

	Year ended December 31
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Regulated Customers	21,463	42.4	21,623	40.5	21,206	37.9
Non-Regulated Customers	11,309	22.3	11,979	22.4	12,652	22.6
Electricity Pool Market Sales	17,862	35.3	19,841	37.1	22,026	39.4
Total Electricity Sales	50,634	100.0	53,443	100.0	55,884	100.0

In general, in the countries in which we operate, the possibility of contracting electricity is related to the volume of electricity demand.  Customers identified as small volume-regulated customers, such as residential customers, subject to government regulated electricity tariffs, cannot purchase energy directly from generators, but must purchase electricity from a distribution company.  These distribution companies, which purchase large amounts of electricity for small consumption residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Customers identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are non-regulated and are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the market pool, where energy is normally sold at the spot price is not formalized through contractual agreements.

The specific energy (measured in GWh) consumption limit for regulated and non-regulated customers is country-specific.  Likewise, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and also often determine which customers can purchase energy in electricity pool markets.

Under normal hydrological conditions, normal fuel conditions and relative political and economic stability, our regulated and non-regulated customers formalize their commercial relationship by means of a contract.  The electricity pool market sales are not governed by contracts, but instead comply with pool market operations.

The following table contains information regarding our consolidated physical sales of electricity per customer segment:

	Year ended December 31
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Contracted Sales	32,772	64.7	33,603	62.9	33,858	60.6
Non-Contracted Sales	17,862	35.3	19,840	37.1	22,026	39.4
Total Electricity Sales	50,634	100.0	53,443	100.0	55,884	100.0

Our accounting information systems allow the consolidation of monetary sales per country, but do not currently allow the consolidation of monetary sales per segment of customers according to price or contract criteria.

In terms of expenses, the main variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity, such as fuel costs, are energy purchases and transportation costs.  During periods of relatively low rainfall conditions, the amount of our thermal generated electricity increases.  This involves increasing not only the total cost of fuel, but also the cost of transporting that fuel to the thermal generation power plants, thereby leading to greater transportation costs.  Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market in order to satisfy our contractual commitments.  The cost of these pool market purchases may, under certain circumstances, exceed the price at which we sell electricity under contracts, resulting in a loss.  We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount not in excess of estimated production in a “dry year.” In determining estimated production in a dry year, we take into account available statistical information concerning rainfall and water flows, as well as the capacity of key reservoirs.  In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users.

The following table contains information regarding our electricity production and purchases:

	Year ended December 31
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Electricity Production	42,626	83.5	47,366	88.0	50,122	88.7
Electricity Purchases	8,397	16.5	6,474	12.0	6,396	11.3
Total(1)	51,023	100.0	53,840	100.0	56,517	100.0

(1)          Total energy production (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the production figure has already deducted power plant consumption and technical losses in all generation units.

Our significant non-operating business in Chile, which is based on the operations of unconsolidated related companies, is primarily conducted through GasAtacama S.A., or GasAtacama.  We have a 50% ownership interest in GasAtacama through which we participate in the gas transportation and thermal generation business in northern Chile.  We also participate in the gas transportation business in Chile through our affiliated company, Electrogas S.A. (“Electrogas”), in which we have a 42.5% ownership interest.  Electrogas has a pipeline to the fifth Chilean region and it supplies natural gas to the power plants San Isidro and Nehuenco

We participate in an additional significant business through our equity investment in Companhia de Interconexão Energética S.A, or CIEN, in Brazil, in which we held a direct 45% ownership share until September 30, 2005.  As of the last quarter of 2005, our investment in CIEN was contributed to Endesa Brasil S.A. (“Endesa Brasil”), and our indirect equity share in CIEN declined to 37.85%.  CIEN is involved in electricity trading in Brazil and also in the operation of the transmission interconnection lines between Argentina and Brazil.  We also have a minority interest in electricity trading and transmission in Argentina through our 45% ownership in Comercializadora de Energía del Mercosur S.A., or CEMSA and Compañía de Transmisión del Mercosur S.A., or CTM, the latter also having been contributed to Endesa Brasil as of September 30, 2005.  See “Item 4. Information the Company—C. Organizational Structure” for details on our related companies.

As of December 31, 2005, Endesa Chile had consolidated assets of Ch$ 4,874 million (U.S.$ 9.5 billion) compared to Ch$ 5,318 million (U.S.$ 10.4 billion) as of December 31, 2004.  Our consolidated operating revenues amounted to Ch$ 1,123 million (U.S.$ 2.2 billion) compared to Ch$ 1,070 million or U.S.$ 2.1 billion as of December 31, 2004.  Our 2005 net income amounted to Ch$ 110.6 billion (U.S.$ 215.8 million) compared to net income of Ch$ 86.8 billion (U.S.$ 169.4 million) as of December 31, 2004.  All U.S. dollar amounts were translated using the same observed Exchange Rate for December 31, 2005 of Ch$ 512.50 per U.S.$ 1.00.  See “Item 3.  Key Information—A. Selected Financial Data.”

Operations in Chile

Operating income from our business in Chile represented 49.8%, 45.3%, and 48.8% for years 2003, 2004 and 2005 of our total operating income.  Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN CHILE

	Year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$ as of December 31, 2005)
Operating revenues	486,220	484,416	548,028
Operating expenses	302,922	309,688	340,294
Operating income	164,870	155,108	189,008

For details on the variations of yearly monetary figures, please see “Item 5.  Operating and Financial Review and Prospects.”

We, through our own assets as well as through our subsidiaries Empresa Eléctrica Pehuenche S.A., or Pehuenche, Empresa Eléctrica Pangue S.A., or Pangue, Compañía Eléctrica San Isidro S.A., or San Isidro, and Compañía Eléctrica Tarapacá S.A., or Celta, own and operate a total of twenty-two generation plants in Chile.  Fourteen of these plants are hydroelectric plants, with a total installed capacity of approximately 3,416 MW.  This represents 76% of our total installed capacity in Chile.  The remaining eight plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of approximately 1,061 MW.  Our power plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and Sistema Interconectado del Norte Grande, or the SING, which together supply energy to over 98% of Chile’s population.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW)

	2003	2004	2005
Endesa	2,040	2,754	2,754
Pehuenche	695	695	695
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
Total	3,763	4,477	4,477

Our total electricity generation in Chile (both the SIC and the SING)  reached 18,764 GWh in 2005, 11.7 % higher than in 2004, and accounted for approximately 37% of total electricity production in Chile.  The Company’s generation market share in Chile for 2004 and 2003 were 35% and 37%, respectively.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2003	2004	2005
Endesa	8,466	8,633	10,903
Pehuenche	3,679	3,464	4,060
Pangue	1,681	1,671	2,241
San Isidro	2,264	2,622	1,178
Celta	434	407	383
Total	16,524	16,797	18,764

Low-cost hydroelectric generation accounted for 84% of our total electricity generation in 2005, as shown in the following table:

ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31
	2003		2004		2005
	Generation.	%	Generation.	%	Generation.	%
	(GWh)		(GWh)		(GWh)
Hydroelectric Generation	13,085	79.2	12,462	74.2	15,762	84.0
Thermal Generation	3,439	20.8	4,335	25.8	3,003	16.0
Total Generation	16,524	100.0	16,797	100.0	18,764	100.0

Our thermal electric generation facilities are either gas-, coal- or oil-fired.  For our natural gas and transportation requirements, we enter into long-term gas contracts that establish maximum amounts and price of supply and long-term gas transportation agreements with the pipeline companies, Gas Andes and Electrogas.  We have a 42.5% interest in Electrogas.  We obtain our coal and fuel oil requirements through competitive bidding using major domestic and international suppliers.

During the second and third quarter of 2005, San Isidro and Taltal were affected by natural gas restrictions from Argentina.

The low price imposed by Argentine regulators on natural gas in Argentina affected production and investment in natural gas fields, which has in turn impacted the availability of this fuel in Chile, forcing San Isidro and Taltal and other electricity generation companies in Chile to use more expensive fuel oil.

Our thermal plants San Isidro and Taltal, located in Chile’s central region, use natural gas for thermal generation and have gas contracts with Argentine suppliers.  The Argentine government adopted a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters.

This condition increased the production costs for both San Isidro and Taltal, and led to the signing of swap contracts between San Isidro and Endesa Chile’s subsidiary in Argentina, Endesa Costanera.  Considering the greater efficiency of generating in San Isidro’s power plant with natural gas rather than liquid fuel, San Isidro entered into an energy swap agreement in 2005 with Endesa Costanera.  This agreement allowed San Isidro to generate with natural gas at the cost of liquid fuel in Argentina.  In January 2006, both companies reached a new agreement in order to continue this swap operation during 2006.

In addition, in 2005, Taltal was affected by the reduction in the readiness of natural gas to 50% of its daily required volume due to the absence of a export permission approval by the Argentine authority.  During the first quarter of 2005, in order to reduce the impact of lower natural gas supply, Taltal completed a project that enabled one of its two generation units to operate with alternative liquid fuel.

Physical energy sales in Chile reached 18,681 GWh in 2003, 18,461 GWh in 2004 and 20,730 GWh in 2005 which represent a 44%, 40% and 44% market share, respectively.  Our physical generation in Chile has increased since 2003 and the percentage of the energy purchases to meet contractual obligations to third parties has declined from 13% in 2003 to 11% in 2005, as a consequence of our commercial strategy of reducing contracted sales.  This commercial strategy is strongly driven by our decision to reduce hydrological exposure as well as by government regulations implemented in 2000 and 2001.  See “Item 4. Information on the Company–B. Business Overview–Electricity Generation in Chile–Industry Structure and Regulatory Framework.” We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year.  Government regulations have had the direct effect of increasing contract failure costs, which is the cost that we pay when we are not able to satisfy our contractual commitments, and the indirect effect of discouraging investment in generation assets.  Given the effects of the government regulations, energy supply has not increased at the same rate as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

The following table sets forth our electricity purchases and production in Chile:

PHYSICAL PRODUCTION AND PURCHASES IN CHILE (GWh)

	Year ended December 31
	2003		2004		2005
		% of Volume		% of Volume		% of Volume
Electricity Production	16,524	87.3	16,797	89.8	18,764	89.2
Electricity Purchases	2,409	12.7	1,914	10.2	2,268	10.8
Total(1)	18,933	100.0	18,711	100.0	21,032	100.0

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

In 2003, 2004 and 2005, Endesa Chile had 60, 56 and 53 customers in Chile respectively, including the main distribution companies of the SIC and the major unregulated industrial customers.  From 2003 to 2005, sales to unregulated customers have declined from 31% in 2003 to 26% in 2004, and to 23% of our total energy sales in 2005.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Regulated Customers	9,994	53.5	10,387	56.3	10,575	51.0
Non-Regulated Customers	5,767	30.9	4,884	26.5	4,797	23.1
Electricity Pool Market Sales	2,920	15.6	3,192	17.3	5,358	25.8
Total electricity sales	18,681	100.0	18,462	100	20,731	100.0

Our most significant supply contracts with regulated customers are with Chilectra S.A. (“Chilectra”) and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile.  Our contract with Chilectra expires in 2010 and our contract with CGE in 2009.  Upon expiration of each contract, a new bidding process will be conducted as required by regulation.

Customarily, our contracts with unregulated customers for the sale of electricity in Chile are long-term, generally ranging from five to fifteen years.  Such contracts are normally extended automatically at the end of the applicable term unless terminated by either party upon prior notice.  Such contracts generally provide that the purchase price be reset periodically following the market price and some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications as to backup power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer.  We have not experienced any supply interruptions under our contracts.  However, we did negotiate short-term arrangements with certain customers to reduce our supply to them due to the effects of the drought during 1999.  In case of force majeure, as contractually defined with non-regulated customers, we are also allowed to refuse purchases and not required to supply electricity.  Contracts with unregulated customers generally do not impose any limitations on our ability to resell output not purchased under those contracts.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31
	2003		2004		2005
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)		(GWh)		(GWh)
Distribution companies:
Chilectra	4,699	25.2	4,747	25.7	4,231	20.4
CGE	3,628	19.4	3,877	21.0	4,154	20.0
Saesa (1)	314	1.7	332	1.8	540	2.6
Empresa Eléctrica de la Frontera S.A.	557	3	611	3.3	665	3.2
Empresa Eléctrica de Atacama S.A.	536	2.9	580	3.1	643	3.1
Total sales to five largest distribution companies	9,734	52.1	10,147	55.0	10,233	49.4

Unregulated customers:

	Year ended December 31
	2003		2004		2005
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)		(GWh)		(GWh)
Codelco (2)	728	3.9	711	3.9	536	2.6
Inforsa (3)	676	3.6	779	4.2	794	3.8
Cía. Minera Los Pelambres	648	3.5	672	3.6	701	3.4
Cía. Minera Collahuasi	730	4.9	801	4.3	813	3.9
Cía. Acero del Pacífico – Huachipato	522	3.9	557	3.0	528	2.5
Total sales to five largest unregulated customers	3,304	17.7	3,521	19.1	3,372	16.3

(1)          We do not have a contract with Sociedad Austral de Electricidad S.A. (“Saesa”).  Sales respond to a government resolution (RM88) that forces the generators of the CDEC-SIC system to supply distribution companies without contracts.

(2)          In 2004 and 2005, we provided energy to both Codelco, División El Teniente, and Codelco, División Salvador.  Codelco is a state-owned mining company and one of the largest copper producers in the world.

(3)          Industrias Forestales S.A. (“Inforsa”) is part of the CMPC Group.  Since January 1, 2004 the contract with CMPC merges the total contracts with CMPC.

We compete in the SIC primarily with two other electricity generation companies, AESGener S.A. (“AESGener”) and Colbún S.A. (“Colbún”).  According to the maximum power considered by CDEC-SIC in the calculation of “firm power” in 2005, AESGener and subsidiaries in the SIC had an installed capacity of 1,467 MW, of which 80% was thermal electric, and Colbún had an installed capacity of 1,819 MW, of which 59% was thermal electric.  In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.  Our main competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AESGener and Norgener S.A., which have 992, 719, 643 and 277 MW of installed capacity respectively, larger than our direct participation in the SING, through our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our indirect participation through our unconsolidated company, GasAtacama, whose power plant has 781 MW of installed capacity.  See “Item 4. Information on the Company–C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price.  In addition, as 76% of our installed capacity derives from hydroelectric power plants, we have lower production costs than companies generating electricity in the SIC from thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.  Our main sources of non-operating income are (i) our GasAtacama business, which has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones, and (ii) our 42.5% ownership interest in Electrogas, which produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota.  See “–Organizational Structure” for details on related companies.

Electricity Generation in Chile—Industry Structure and Regulatory Framework

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

The electricity sector in Chile is regulated pursuant to Law DFL No. 1, which was first enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended, collectively known as the Chilean Electricity Act.  Under the Chilean Electricity Act, the SEF and the Ministry of Economy acting through the CNE supervise the generation, transmission and distribution of electricity.  The Ministry of Economy grants concessions to generation companies for hydroelectric facilities, and to transmission and distribution companies for networks.  The CNE, through the application of certain tariff formulas set forth in the Chilean Electricity Act, calculates maximum prices for electricity sales to regulated end-users.

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

The Chilean regulatory system requires that electricity generated by the producers with lower marginal costs be dispatched before that of producers with higher marginal costs, in every electric subsystem in the country.  Therefore, in the SIC, electricity generated in our hydroelectric plants, which generally have lower marginal costs, is generally dispatched before the electricity generated in facilities that are dependent on thermal electric generation.  However, during unfavorable hydrological conditions when the marginal cost of electricity is higher due to the increased use of thermal electric facilities, electricity generated in these thermal facilities may be dispatched before electricity generated by hydroelectric facilities because the price/value of the water in reservoirs is relatively higher due to drought weather conditions.  There are no significant hydroelectric generating facilities in the SING, but central dispatch of generation follows the same least marginal cost rule.

As of December 31, 2005, we had a total of twenty-two generation facilities in Chile.  Twenty of the generation facilities (14 hydro plants and 6 thermal plants) owned and operated by us in Chile were connected to the SIC, with the remaining generation facilities located in the SING.

The SIC, the largest of the systems, extends 2,400 km from Taltal in the north to Quellón on the southern island of Chiloé. Installed capacity in December 2005 was 8,538 MW, 58% of which is hydroelectric and 42% thermal. Peak demand on the SIC in 2005 was 5,768 MW and annual physical sales were 35,901 GWh. Electricity sales to the SIC grew by 3.8 % from 2004 to 2005. The SIC covers the area where over 70% of the Chilean demand for electricity is located.

We, both directly and through our subsidiaries Pehuenche, Pangue and San Isidro, are the principal operator in the SIC, with 50% of the total installed capacity and 55% of the physical energy sales of this system in 2005.

The SING covers the northern territory of the country, from Arica to Coloso, a distance of approximately 700 km.  The SING had an installed capacity as of December 2005 of 3,596 MW, 99% of which is thermal.  Hourly peak gross generation in the SING in 2005 was 1,631 MW and annual physical sales were 12,658 GWh.  Consumption grew by 2.7 % during 2005 compared to 2004.  The facilities in the SING provide electricity to the northern mining region of Chile.

Our subsidiary Celta has a two-turbine 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING.  Through our unconsolidated company, GasAtacama, we have an additional 781 MW participation in the SING, translating into a total 26.8% share of the SING’s total installed capacity in 2005.  The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW)(1)

	Type (2)	System	Installed Capacity
			(MW)
Hydroelectric
Rapel	Reservoir	SIC	377
Ralco	Reservoir	SIC	690
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	566
Pangue	Reservoir	SIC	467
Los Molles	Pass Through	SIC	18
Sauzal	Pass Through	SIC	77
Sauzalito	Pass Through	SIC	12
Isla	Pass Through	SIC	68
Antuco	Pass Through	SIC	320
Abanico	Pass Through	SIC	136
Curillinque	Pass Through	SIC	89
Loma Alta	Pass Through	SIC	40
Total Hydroelectric Thermal			3,416
Huasco TV	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá TG	Steam Turbine	SING	24
Tarapacá carbón	Coal	SING	158
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
Huasco TG	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Taltal	Gas Turbine/Natural Gas	SIC	245
Total Thermal			1,061
Total Capacity			4,477

(1)          Total installed capacity defined as the maximum capacity (measured in MW generation units), under specific technical conditions and characteristics.

(2)          Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

Steam Turbine refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity.

Gas Turbine (TG) or open cycle refers to the technology of a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity.

Combined Cycle refers to the technology of a thermal power plant that uses either natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity and then recovers the gas that escapes from that process to generate steam to move another turbine.

Chilean Electricity Act

General.  The goal of the Chilean Electricity Act is to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices.  The expected result is an economically efficient allocation of resources to and within the electricity sector.  The regulatory system is designed to provide a competitive rate of return on investments in order to encourage private investment, while ensuring the availability of electricity to all who request it.  We are subject to regulation of our prices and other aspects of our business in Chile under the Chilean Electricity Act.  Three government entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Act.  The CNE calculates retail tariffs and wholesale, or node prices, which require the final approval of the

Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated prices.  The SEF sets and enforces the technical standards of the system.  In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the CNE and regulates the granting of concessions to electricity generation, transmission and distribution companies.

Pursuant to the Chilean Electricity Act, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity network and monitor the quality of service granted by the generation and transmission companies.  Generation companies meet their contractual sales requirements by dispatching electricity, whether produced by them or purchased from other generators in the pool market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.  However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers.  Because our production in the SIC is primarily hydroelectric, and therefore our marginal cost of production is generally the lowest in that interconnected system, our electricity production in the SIC is generally dispatched under normal hydrological conditions.  Generation companies balance their contractual obligations with their dispatch by buying or selling electricity at the spot price which is set hourly by the CDEC, based on the marginal cost of production of the next kWh to be dispatched.  This is known as the spot marginal cost.

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

Sales to Distribution Companies and Certain Regulated Customers.  Under the Chilean Electricity Act and its regulations, sales to distribution companies for resale to regulated customers must be made at the node prices then in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied.  Regulated customers are those with maximum consumption capacity equal to or less than 2 MW; however, after March 2006 consumers with maximum consumption capacity between 0.5 and 2 MW can choose whether to be regulated or unregulated customers (as defined the Short Law I – see below).  Distribution companies pay two node prices: node prices for capacity and node prices for energy consumption.  Node prices for capacity are determined by the marginal cost of increasing the existing capacity of the electricity system with the least expensive remaining generating facility.  Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the next 48 months in the SIC and during the next 24 months in the SING.  In order to determine the marginal cost in the SIC, a model is used that takes into account the principal variables in the cost of energy at each substation in the interconnected system over a 10-year period.  This model includes the following factors: projected growth in demand; reservoir levels (which are important in determining the availability and price of hydroelectricity); fuel costs for thermal electric generation facilities; planned maintenance schedules and other factors that would affect the availability of existing generation capacity; and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan.  The same general principles are used to determine marginal cost in the SING.

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

Firm Capacity.  Firm Capacity is the total probable capacity of all generating units in the interconnected system, calculated using historical data, statistical analysis and certain assumptions regarding hydrology.  Each CDEC compares Firm Capacity to the maximum peak demand for capacity at peak hours on the system.  The amount by which the system-wide probable capacity exceeds the maximum demand at peak hours is prorated for each generating unit in the system.  Installed capacity of each unit is reduced by the resulting pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.

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

Sales to Unregulated Customers.  The electricity law distinguishes between regulated and unregulated prices for electricity supply.  Electricity supply prices are unregulated for:

(1)          final customers with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who have chosen to be unregulated customers (as defined in the Short Law I–see below);

(2)          temporary customers; and

(3)          customers with special quality requirements.

Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies.  All other customers are subject to the maximum prices established by the tariffs.

Transmission.  To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Act requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the cost of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies, and also partially financed by the final customer.  The toll is calculated according to a formula pursuant to which the owner of the transmission lines is reimbursed for its investment and operating costs relating to the transmission lines used.  Disputes relating to transmission matters are submitted to an expert panel in accordance with the Chilean Electricity Act.

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

Under the Chilean Electricity Act, as currently in effect, we may be required to pay fines to the regulatory authorities, make compensatory payments to electricity consumers affected by the shortage of electricity and make payments to generators from whom we are forced to purchase electricity in order to meet contractual commitments.  These three types of penalties or payments are described below.

•                  Fines.  The fines, which could apply to any electricity company supervised by the CNE and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately U.S.$ 62 to a maximum of the equivalent of approximately U.S.$ 7.4 million.  Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

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

On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to distribution companies that have been unable to contract adequate supply to deliver to their customers.  The last amendment to the electricity law through the Law 20,018 (“Short Law II”),  established a mechanism of transitory compensations, under which since the effectiveness of the law (May 19, 2005) until December 31, 2008, energy sales derived from Resolution 88 must be carried out at the spot price.  Thus, Short Law II temporarily alleviates for our subsidiaries some of the pricing risks implicit in Resolution 88.

Two main amendments have been recently made to Chilean Act.

The “Short Law I”

The Short Law I was approved by Chilean Congress in January 2004 and became effective as of March 2004.  The principle changes implemented by the Short Law I include:

•                  a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators transmission costs by transferring part of the cost to final customers;

•                  reducing the regulated node price band (called Market Price Band) with respect to the free customer contract price from 10% to 5% (later modified by Short Law II); and

•                  modifying the definition of unregulated customer, defined as a final customers with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who choose to be unregulated consumers (effective in 2006).

The “Short Law II”

On May 19, 2005, the Chilean Congress approved a new modification to the Electricity Law, which was enacted through Law No. 20,018, (“Short Law II”).  Of the modifications that were introduced, the most relevant to us was the increased flexibility of the node price band that relates theoretical node prices to non-regulated customer prices.  Under the regulation approved by Short Law I, the node prices could only be 5% above or below the non-regulated prices, despite the fact that theoretical prices could be significantly different.  Under the amendment, if the difference between the average contracted market price (which included the price of long term contracts with distribution companies) and the theoretical price is lower than 30%, the regulated price will be equal to the average contract market price +/-5%.  If such difference is greater than 80%, the regulated price will be equal to the average contract market price +/- 30%.  If such difference is between 30% and 80%, the adjustment will be calculated according to an equation leading to a node price within 5% and 30% of the average contracted market price.

Environmental Regulation

The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution.  It further provides that other constitutional rights may be limited in order to protect the environment.  Although Chilean environmental regulation is not as well developed as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may impose environmental restrictions.  Among them is Law No. 18,902 de la Superintendencia de Servicios Sanitarios 27/01/1990 and the Sanitary Code, which contains provisions relating to waste disposal, the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.  The regulations provide that no industrial entity may dispose of substances that may pose a risk to irrigation or consumption in any sewer or natural or artificial body of water without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services.  The regulations also mandate governmental approval of any systems that an industrial entity proposes to use for the purpose of neutralizing or purifying liquid industrial residues.

Endesa Chile’s operations in Chile are subject to Law No. 19,300 (the “Chilean Environmental Act”) which was enacted in 1994.  The Chilean Environmental Law requires Endesa Chile to conduct environmental impact studies of any future projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission (“CONAMA”).  It also requires either an evaluation of the environmental impact by the Chilean government or the posting of an environmental insurance policy ensuring compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards.  The Chilean Environmental Law was implemented by Reglamento No. 30 del Ministerio Secretaria General de la Presidencia (“Regulation No. 30”) dated March 20, 1997.  Endesa Chile applies the guidelines set out in Regulation No. 30 in analyzing the development of future projects.

Water Rights

Endesa Chile owns unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority.  However, in March 2005, the Chilean Congress approved a modification to the current laws governing unused water rights.  Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for such unused water rights.  We are constantly analyzing which water rights we will maintain for the future and which we will disregard.  If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license payments.  We estimate that in the event that we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than U.S.$ 4.3 million per year.  License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full.

In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license fees will be paid starting as of January 1, 2012, using the same tax refund regime mentioned above for the SIC.

Operations in Argentina

Operating income from the Company’s business in Argentina represented 12.1%, 14.4%, and 14.0% for years 2003, 2004 and 2005 of our total operating income.  Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN ARGENTINA

	Year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$ )
Operating Revenues	118,167	153,638	156,795
Operating Expenses	81,808	115,360	141,254
Operating Income	34,313	35,616	12,913

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

Endesa Chile participates in electricity generation in Argentina through its subsidiaries Endesa Costanera and El Chocón, with a total of 5 power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,304 MW.  In 2005, Endesa Chile’s hydro and thermal generation plants in Argentina represented 16% of the MEM’s generation capacity, in accordance with the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA.

We also participate in the transmission and trading of electricity in Argentina through our related companies, Compañía de Transmisión del Mercosur S.A. (“CTM”), which owns the Argentine side of a transmission interconnection line with Brazil, and CEMSA, a trading company that has signed contracts with generators in Argentina to export electricity from Argentina to Brazil and Uruguay.  We previously had, until September 30, 2005, a 45% ownership share in both CTM and CEMSA through its affiliates, CIEN and Endesa Argentina S.A., respectively.  As of October 1, 2005, our ownership share in CIEN and CTM was contributed to Endesa Brasil, decreasing Endesa Chile’s indirect share in both companies to 37.8%.  Our share in CEMSA has not been modified.  See “Item 4. Information on the Company—C. Organizational Structure” for details on associated companies.  As of December 13, 2005, our Argentine subsidiaries Endesa Costanera and El Chocón participate in two new companies, “Termoeléctrica Manuel Belgrano S.A.” and “Termoeléctrica Jose de San Martin S.A.”, created to undertake the construction of new generation facilities in connection with FONINVEMEM.  (See “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina – Industry Structure and Regulatory Framework”; also see “Item 4. Information on the Company—A. History and Development of the Company” for further detail).  Our subsidiary Hidroeléctrica El Chocón S.A. has a 17.0% direct share in each of these new companies and Endesa Costanera S.A. has a 6.1% direct share of each new company.

Endesa Costanera’s installed capacity is thermal and accounted for approximately 10% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine MEM”), Argentina’s major interconnected grid system, as of December 31, 2005.  Endesa Costanera’s Combined Cycle II plant is the largest combined cycle in Argentina that can operate with natural gas and diesel.  Our 1,131 MW Steam Turbine power plant can operate with either natural gas or fuel oil.

El Chocón is currently the second largest private hydroelectric facility in Argentina, accounting for approximately 6% of the installed capacity in the Argentine SIN as of December 31, 2005.  El Chocón has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables

El Chocón to be one of the Argentine SIN’s major peak suppliers.  Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2003	2004	2005
Endesa Costanera S.A.
Costanera Steam Turbine	1,131.0	1,131.0	1,131.0
Costanera Combined Cycle II	851.0	852.0	851.0
Central Termoélectrica Buenos Aires Combined Cycle I	320.0	320.0	321.6
Hidroeléctrica El Chócon S.A.
El Chócon Hydroelectric	1,200.0	1,200.0	1,200.0
Arroyito Hydroelectric	120.0	120.0	120.0
Total	3,622.0	3,623.0	3,623.6

Our total electricity generation in Argentina reached 12,332.5 GWh in 2005, 9.2% higher than the 11,289.7 GWh in 2004, and 54% higher than the 7,996.5 GWh registered in 2003.  Our generation market share was approximately 13% of total electricity production in Argentina for 2005, approximately 13% for 2004 and 10% for 2002.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2003	2004	2005
Endesa Costanera S.A.	3,958.2	7,859.0	8,401.8
Hidroeléctrica El Chocón S.A.	4,038.3	3,430.7	3,930.7
Total	7,996.5	11,289.7	12,332.5

Low-cost hydroelectric generation accounted for nearly 32% of total generation in 2005, higher than in 2004 because of a relatively rainy year compared to 2004.  The percentage of hydroelectric generation in 2003 reached 51%, as shown in the following table:

HYDRO/THERMAL GENERATION IN ARGENTINA (GWh)(1)

	Year Ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%
Hydroelectric Generation	4,038.3	50.5	3,430.7	30.4	3,930.7	31.9
Thermal Generation	3,958.2	49.5	7,859.0	69.6	8,401.8	68.1
Total Generation	7,996.5	100.0	11,289.7	100.0	12,332.5	100.0

(1)          Generation minus our own power plant consumption and technical losses.

Our physical energy sales in Argentina reached 9,259 GWh in 2003, 11,604 GWh in 2004 and 12,579 GWh in 2005.  The portion of physical sales supplied by our own generation of energy reached 97.6% of total sales in 2005 while sales supplied by energy purchased from other generators represented 2.4% of total sales in 2005, as set forth in the following table:

PHYSICAL PRODUCTION AND PURCHASES IN ARGENTINA (GWh)

	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	7,167.4	90.5	11,289.7	97.3	12,332.5	97.6
Electricity Purchases	750.0	9.5	312.6	2.7	307.6	2.4
Total(1)	7,917.4	100.0	11,602.3	100.0	12,640.1	100.0

(1)          Energy production plus energy purchases differs from electricity sales in 2005 due to 61 GWh of energy not billed in that year, given that our own power plant consumption and technical losses have already been deducted.

The company’s physical sales market share decreased from 18% in 2001 to 10% in 2002 but increased to 12% in 2003 and to 14% in 2004 and 2005.  Contracted sales in 2005 represented 14% of total physical sales and pool market sales accounted for the remaining 86%.  The increase in contracted sales in 2005 compared to contracted sales in 2004 responds to the increase in sales to unregulated customers, while taking account of the operating conditions of the Wholesale Electricity Market (“WEM”).

Endesa Costanera’s physical sales reached 8,466 GWh in 2005, compared to 7,973 GWh in 2004 and 4,583 GWh in 2003.  The increase in 2005 reflects the increase in Endesa Costanera’s generation.  Endesa Costanera’s ability to operate with either natural gas or liquid fuel oil in addition to a growing electricity demand and the lack of investment in both natural gas and electricity generation facilities, has explained the company’s increased generation.  Due to the lack of investment in the electric power sector arising from a governmental policy that does not allow for realistic increases in electricity prices, the Secretary of Energy, through Resolution No. 712/2004, created a fund (“FONINVEMEM”) to allow for the financing and management of all investment aimed at increasing the electric power supply within the Wholesale Energy Market (WEM).  (See “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina—Industry Structure and Regulatory Framework”; also see “Item 4. Information on the Company—A. History and Development of the Company” for further detail).

Until August 2005, Endesa Costanera had gas supply long-term contracts, but these are currently not in effect due to Resolution No. 752/05 prohibiting gas distribution companies from selling to large consumers, including electricity generation companies, which are required to purchase directly from natural gas producers.  Since September 1, 2005, Endesa Costanera,has been renewing its contracts on a monthly basis.  This situation is expected to be solved in the short term, allowing the purchase of gas with a medium-term horizon.  The liquid fuel supply is carried out in the spot market under competitive conditions.

In 2005 the Argentina-Brazil Interconnection line was dispatched with 525 GWh of electricity.  The energy sold by Endesa Costanera for the Interconnection was 289 GWh.  From February 2002 until February 2005 the dispatch of the line had been zero given the conditions of electricity supply in the Brazilian market during that period.  Because of the scarcity of electricity in Argentina, governmental authorities have operated the electricity industry under special conditions; that is, since 2002 they have limited the spot price of electricity to the variable cost of generating electricity with natural gas, without considering the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil.  The authorities have also limited the access to the electricity spot market and the use of natural gas to export energy to Brazil, which affected the normal operations of the export contracts.  Endesa Costanera was not able to fully comply with its export contracts to Brazil.  On December 9, 2005, the Argentine and Brazilian governments signed an agreement to facilitate the operation of export contracts without the imposition of fines for any non-compliance, through a transitional period ending December 31, 2008.  By that time, the assumption is that the full Argentine electricity supply should be reestablished.  At the time of this report, Endesa Costanera, CEMSA and the companies in Brazil are, based on the previously mentioned agreement, working on restructuring the electricity export contracts.

Physical sales of El Chocón were 4,113 GWh in 2005, 3,630 GWh in 2004, and 4,676 GWh in 2003.  The relative rainy conditions in 2005 explain the increase of 13% when compared to 2004.  Contracted sales increased from 989 GWh in 2004 to 1,145 GWh in 2005.  Contracted sales to the mining firm Minera Alumbrera represented

42% of total contracted sales in 2005, Profertil represented 20%, MASSUH 11%, Petroken 3% and others 24%.  The remaining 2,968 GWh in sales were delivered to the pool market.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2003		2004		2005
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted Sales	1,117	12.1	1,855	16.0	2,328	18.5
Non-Contracted(1)	8,142	87.9	9,749	84.0	10,251	81.5
Total Electricity Sales	9,259	100.0	11,604	100.0	12,579	100.0

(1)          Sales in the anticipated spot market are included as non-contracted sales.

We operate El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession (30 years starting August 1993).  El Chocón does not have the right to terminate the operating agreement, except following the non-performance of Endesa Chile obligations.  Under the terms of the operating agreement, we are entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

Our Argentine power plants compete with all the major power plants connected to the SIN.  Our major power plant competitors in Argentina include Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,152 MW) owned by Totalfina, the three plants owned by the AES Group, San Nicolás (thermal 675 MW), Paraná (thermal 845 MW) and Alicura (hydro 1,040 MW), and Petrobras Energía S.A., which competes with us through two power plants, Genelba (thermal 674 MW) and Pichi Picún Leufú (hydro 285 MW).  Another significant power plant is TermoAndes (thermal 600 MW) owned by AESGener S.A. but not connected to the SIN.

Electricity Generation in Argentina—Industry Structure and Regulatory Framework

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

The actual operation of CAMMESA involves the dispatch of generating resources without regard to the contracts among generation companies, power traders and distribution companies or large users.  Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool irrespective of its contractual commitments.  Under these circumstances, the generation company will be required to buy or sell excess energy from or to the pool at spot prices.

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

Emergency Measures

As of the date of this annual report, the Argentine electricity regulatory framework is undergoing profound changes, the effect of which is hard to evaluate in terms of long-lasting impacts.  Although Law 24,065 has not been formally repealed, the trend that has been observed since 2002 leads us to believe that there will be increased state intervention that will modify the regulatory framework described in this annual report.  In particular, in January 2002, the Argentine congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 (the “Economic Emergency Law”).  This law authorized the forced renegotiation of public service contracts, imposed the conversion of U.S. dollar denominated obligations into Argentine pesos at a rate of AR$ 1 per U.S.$ 1 (with some exceptions) and empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as creating a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies.

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

Regulatory Changes during 2002, 2003, 2004  and 2005

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

Subsequently, the Secretary of Energy enacted Resolution No. 246/02 which establishes various regulatory changes.  The following are the more significant measures:

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

With respect to transmission, the regulatory changes are introduced to:

•                  provide more environmentally friendly practices and create incentives to accomplish certain critical projects; and

•                  review the operational and design guidelines to meet the safety and operating requirements enacted in the law.

By means of Resolution No. 82/2003 and Resolution No. 784/2003, the Secretary of Energy approved the winter seasonal scheduling, quarterly reschedulings and summer seasonal schedulings for the WEM, maintaining the seasonal prices to be paid by the distributors at levels similar to those in force in November 2002.  Therefore, the 2003 energy winter prices continue, and the 2003/2004 energy summer prices continued, to omit the increase required to cover the spot prices payable to the generation companies.  As a consequence, the seasonal stabilization fund (created by the regulation to collect the seasonal stabilization prices paid by distributors and to provide the amounts to cover the gap between the spot prices that vary on an hourly basis and the seasonal prices that are passed through to the end users by the distributors) is now depleted.

On August 14, 2003 the Secretary of Energy took further measures pursuant to Resolution SE No. 240/2003 which imposed, until certain alleged restrictions in the supply of natural gas are overcome, an artificial cap on the energy spot price as a result of ignoring the actual restrictions of gas supply to electricity generation companies, which may occur in real time operation for calculating the spot price.  According to the Resolution, the WEM does not consider variable costs reflecting liquid fuels prices but only natural gas tariffs, in order to recognize marginal costs to define the energy spot price, and excludes the possibility that water values declared by hydro facilities and hourly import transactions of energy may set spot prices in the event they are higher than the variable costs of the marginal unit using natural gas.  Further, Resolution SE No. 240/2003 also discriminates against hydro generators, by not permitting them to recognize their generation costs in excess of the node price, whereas thermal generators’ variable costs over and above the node price continue to be recognized as a temporary excess dispatch cost.

Additionally, in accordance with Resolution SE No. 406/2003, the Secretary of Energy established a priority for payments in the WEM by which generators are compensated only after certain other creditors of the WEM are compensated, granting generators priority only in collecting the part of their remuneration which reflects their operational and transmission costs.

Government Resolutions adopted during 2004 and 2005

The Argentine Gas Crisis:  Argentina is currently going through what has been called a “Natural Gas Crisis.”  Towards the end of the first quarter of 2004, the Argentine Government announced the restriction of natural gas exports and distribution within Argentina.  Most recent publications establish the main cause of these restrictions to be the lack of investment in extraction and transportation capacity within Argentina, as well as the increased internal demand for natural gas.  According to analysts, both elements are due to the pesification of natural gas contracts and the freezing of the price of natural gas in Argentina since the beginning of 2002.  The resulting artificially low price would have encouraged consumers to replace more expensive oil-derived energy with natural gas, leading to an explosive growth in demand.  At the same time, the fixed, low price of natural gas discouraged producers from investing in natural gas exploration and increasing their extraction and transportation capacity.  Consequently, current supply is not able to satisfy internal demand and export commitments.

For the “Natural Gas Crisis,” the Secretary of Energy, through resolution 208/2004 of April 2004, approved an agreement with natural gas producers to reestablish the gas price.  Under this agreement the natural gas price rose to U.S.$ 1.00/MMBTU in July 2005, an increase of more than 100%.

Within the framework of public social, economic, financial and exchange conditions and due to a severe lack of financing in the electric power sector arising from a governmental policy that does not allow for increases in utilities’ fees, new investments from private power generators aimed at satisfying the growing demand of electric power were not foreseen in the short term.  Accordingly, the Secretary of Energy, through Resolution No. 712/2004, created a fund (“FONINVEMEM”) to allow for the financing and management of all investment aimed at increasing the electric power supply within the Wholesale Energy Market (WEM).

In order to organize FONINVEMEM, the Secretary of Energy passed Resolution No. 1427/04 on December 6, 2004, under which all private Generator Agents of the WEM were called upon to take part in the organization of FONINVEMEM by investing certain amounts of money to be accrued during the period from January 1, 2004 to December 31, 2006, pursuant to Resolution No. 406 passed by the Secretary of Energy.

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

(iii)  To pass, no later than the first seasonal scheduling after the commercial operation commencement of the investment projects to be carried out within this framework, seasonal prices that allow the guarantee of payment to the WEM’s generators through rate collection.

(iv)  From the time of commencement of commercial operation of the new equipment built with the FONINVEMEM’s resources, to compensate the power readily made available by hourly compensation equivalent to Ar$ of the amount that was paid prior the Law Number 25,561 and to compensate the energy supplied to the system, determining as a computation base, the Production Variable Costs, being the highest Production Variable Cost to be accepted equal to the Reference Price plus 15%.

(v)   Once the Market readjusts from the commercial operation commencement of the new equipment built with the FONINVEMEM’s resources, to leave without effect Resolution No. 240 and to compensate the generators with the System Marginal Price, in a free Spot Market, taking into account the cost of the energy that was not supplied and with a water value that represents the thermal replacing value.

(vi)  To foster the necessary regulatory changes so that, after the WEM restructuring:

Medium and large demands are bound to retain at least 75% of their electric power consumption.

•                  The supply of the growing demand that is not authorized to manage its own supply (Distributors’ demand) may be gradually and subsequently called for bids, through contracts with new Generation, for a minimum term which initially may be of four (4) years.

•                  Bids for the energy hiring to be produced from the Project or Projects that are to be carried out with FONINVEMEM funds are called in order to facilitate their possible financing.

(vii)         To create the regulatory instruments that allow for natural gas firm transportation hiring and natural gas purchases, in addition to the currently retained transportation, aimed at generating electric power, and trying to adapt the natural gas supply to the requirements of the power plants.

(viii)        Once the WEM has been restructured, electric power export contracts authorized therein have the same possibilities of purchasing the shortage amounts of electric power in the spot market as domestic demand, at the rates to be determined pursuant to paragraph (iv).

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

The Secretary of Energy passed Resolution No. 1193/2005 on October 14, 2005, under which all private Generator Agents of the WEM were called to express formally their agreement to guide the construction, operation and maintenance of the electric energy generation plants in accordance with the FONINVEMEM.  Both Endesa Costanera and El Chocón agreed with Resolution S.E. No. 1427/2004, and by participating in the organization of FONINVEMEM, will take part in necessary projects for the WEM restructuring.  The amount of money invested will be pursuant to Resolution S.E. No. 406, which sums have amounted, in 2005, to approximately U.S.$ 7 million and U.S.$ 36 million, respectively.  The development throughout the remaining period will depend, among other factors, on CAMMESA’s dispatch of generation units of both power plants.

Environmental Regulation

The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 (the “Hazardous Waste Law”) enacted in January 1992 and its implementing decree, Decree No. 831/93, which regulates the disposal of hazardous waste in Argentina.

Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the purchase of Endesa Costanera, El Chocón and Endesa Costanera must comply with certain reporting rules, monitoring obligations and emission standards.  The failure by El Chocón and Endesa Costanera to comply with these requirements as well as federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the El Chocón concession agreement or order the suspension of operations of Endesa Costanera.  Endesa Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/93.  They have been informed that they have been classified as “eventual” generators of hazardous waste.  We believe that El Chocón and Endesa Costanera are in compliance with all material obligations relating to environmental matters.

Operations in Colombia

Operating income from our business in Colombia represented 22.6%, 24.3% and 23.0% for 2003, 2004 and 2005 of our total operating income.  Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN COLOMBIA

	Year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$ )
Operating Revenues	234,695	260,448	258,758
Operating Expenses	127,316	133,834	133,028
Operating Income	91,306	122,721	120,548

For details on the variations of yearly monetary figures, please see “Item 5.  Operating and Financial Review and Prospects.”

We control two electricity generation companies in Colombia, Betania and Emgesa.  We have an 85.6% ownership interest in Betania, and a 23.4% economic interest in Emgesa.  Betania is the operator of Emgesa, although it receives no compensation in return.

As of December 31, 2005, our Colombian subsidiaries operated a total of eleven generation plants in Colombia, with a total installed capacity of 2,657 MW as of December 2005, of which 91.1% is hydroelectric.  Betania has one 541 MW hydroelectric facility located in Huila.  Emgesa had a total installed capacity of 2,116 MW as of December 31, 2005, 88.9% of which was hydroelectric.  Emgesa’s main facilities are located in the Cundinamarca region of Colombia.  In January 2005, Emgesa added a new power plant along the Bogotá River called La Junca, with an installed capacity of 19.5 MW.

Our hydroelectric and thermal generation plants in Colombia represent approximately 20% of the country’s total electricity generation capacity as of December 2005.

The following table sets forth the installed generation capacity of our Colombian subsidiaries as of December 31, 2005:

INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)(1)

	(MW)
	2003	2004	2005
Emgesa
Guavio (Hydroelectric)	1,150	1,150	1,164
Cadena Vieja (Hydroelectric)	—	—	—
Cadena Nueva (Hydroelectric)	600	600	601
Termozipa (Thermal)	223	223	236
Minor Plants (Hydroelectric)(2)	76	96	116
Betania
Betania (Hydroelectric)	540	540	541
Total	2,589	2,609	2,657

(1)          For years 2003 and 2004, installed capacity corresponds to effective capacity and for 2005 corresponds to gross capacity. In the case of Guavio, there are two secondary units of 7 MW each.

(2)          At December 31, 2005 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, San Antonio, and Tequendama.  On January 1, 2006, the minor plant San Antonio (19.5 MW) was withdrawn from the SIN and on February 28, 2006, Emgesa bought Termocartagena with 186 MW but these changes are not reflected in this chart, which shows information as of December 31, 2005.

Approximately 91% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and yearly rainfalls.  Our electricity generation in Colombia reached 11,864 GWh in 2005 compared to 11,881 GWh in 2004 and 10,794 GWh in 2003.  Our generation market share in Colombia in 2005 was approximately 24%.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Colombia’s electricity market is less regulated than the markets of the other countries in which we operate.  Companies are free to offer their electricity at prices driven by market conditions, as opposed to being forced by a centralized operating entity to generate according to the minimum marginal costs of the system.  Betania and Emgesa sold approximately 65% of their electricity under contracts in 2005, with the remainder sold in the spot market.

The following table sets forth the energy generation for each of our Colombian subsidiaries:

ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)

	(GWh)
	2003	2004	2005
Emgesa	9,205	10,028	9,763
Betania	1,589	1,853	2,101
Total	10,794	11,881	11,864

(1)          Generation minus power plant own consumption and technical losses.

Hydrological conditions in 2005 translated into less generation for Emgesa due to reduced rainfall in its geographic area allowing for a decrease in the level of physical energy sales, when compared to 2004.  Considering that thermal generation is not significant, accounting for only 8.9% of our total installed capacity in Colombia at December 2005, and 2% of total generation in Colombia during 2005, maintaining long-term contracts with coal suppliers to assure coal supply is not critical and these contracts are therefore negotiated annually.  In 2005, hydroelectric generation comprised over 98% of our generation in Colombia.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	10,794	74.0	11,881	77.9	11,864	78.1
Electricity Purchases	3,790	26.0	3,368	22.1	3,321	21.9
Total(1)	14,584	100.0	15,249	100.0	15,185	100.0

(1)          Energy production plus energy purchases exceed electricity sales due to power plant pump consumption.

The sole interconnected electricity system in Colombia is the Colombian National Interconnected System, or the Colombian SIN.  Electricity demand in the Colombian SIN increased 3.8% during 2005.  The total electricity consumption in the Colombian SIN was 45,711 GWh in 2003, 47,020 GWh in 2004 and 48,829 GWh in 2005.

The demand in Colombia’s electricity market has also been affected by the interconnection with the electricity system of Ecuador, which began operations in March 2003, referred to as International Transactions of Energy (“TIE”).  During 2005, physical sales to Ecuador reached 1,758 GWh.  Also in 2005 a physical connection between Ecuador and Peru was carried out, but there were no energy exchanges because the framework for operations is not yet completely defined.  Both interconnections with transmission lines represent a potential for greater competition, because generators in Ecuador may generate and export electricity to Colombia.  However, based on the level of capacity and price levels in each country, it is more likely that Colombian generators will be exporting electricity to Ecuador.

During 2005, Emgesa served an average of 887 nonregulated customers and 13 distribution companies, and Betania served a total of 8 distribution companies.  Our sales to the distribution company Codensa accounted for 40% of our total contract sales in 2005.  Physical sales to the six largest non-regulated customers altogether reached 4.3% of total contracted sales.

The distribution of physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Contracted sales	9,333	64.4	9,736	64.3	9,800	65.0
Non-Contracted sales	5,148	35.6	5,412	35.7	5,277	35.0
Total Electricity sales	14,481	100	15,148	100	15,077	100

The following table sets forth our sales by volume to our five largest distribution customers in Colombia for each of the periods indicated:

MAIN CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)		(GWh)		(GWh)
Distribution companies:
Codensa	4,860	52%	4,413	45%	3,933	40%
Cens	273	3%	527	5%	221	2%
Electricaribe	267	3%	510	5%	341	3%

	Year ended December 31,
	2003		2004		2005
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)		(GWh)		(GWh)
Essa	—	—	501	5%	206	2%
Electrocosta	213	2%	253	3%	426	4%
Dicel	279	3%	—	—	222	2%
Enertolima	—	—	—	—	800	8%
Total sales to our largest distribution companies	5,892	63%	6,205	64%	6,149	63%

Our most important competitors in Colombia include the following state-owned companies, each with installed capacities at December, 2005 as described: Empresas Públicas de Medellín, whose total net installed capacity was 2,558 MW, Isagen, whose total installed capacity was 2,091 MW, and Corelca, whose installed capacity was 1,339 MW.  We also compete with the following publicly owned companies in Colombia: EPSA, whose total installed capacity was 1,061 MW in December 2005 and Chivor, which is owned by AESGener, whose total installed capacity was 1,000 MW in December 2005.

Electricity Generation in Colombia—Industry Structure and Regulatory Framework

The Colombian constitution provides that it is the government’s duty to ensure that public services are made available in an efficient manner to everyone.  Ley Número 142 of 1994 (“Law 142”) provides the broad regulatory framework for the provision of residential public services; including electricity, and Ley Número 143 of 1994 (the “Colombian Electricity Act”) provides the regulatory framework for the generation, trading, transmission and distribution of energy.

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

The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas (“CREG”) and other regulatory bodies governing the electricity sector: (1) efficiency—the correct allocation and use of resources and the supply of electricity at minimum cost; (2) quality—compliance with the technical requirements established in regulations affecting the sector; (3) continuity—a continuous electricity supply without unjustified interruptions; (4) adaptability—the incorporation of modern technology and administrative systems to promote quality and efficiency; (5) neutrality—the impartial treatment of all electricity consumers; (6) solidarity—the provision of funds by higher income consumers to subsidize the subsistence consumption of lower income consumers; and (7) equity—an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

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

•                  The CREG 001-2006 resolution modifies market share calculation methodology for generation, trading and distribution activities but eliminates the 25% market share limit for the distribution activity established that as of July, 2007; the market share of generators, traders have been limited as follows:

•                  a generator may not own more than 25% of the installed generating capacity in Colombia;

•                  a trader may not account for over 25% of the trading activity in the Colombian SIN; and

in order to calculate these limits, the CREG 001-2006 resolution established the participation of a given company is added to those of other companies that are controlled.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries.  In 1999, CREG issued Resolution 42, which established that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by the CREG.  Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW.  The CREG 042-1999 resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.

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

The generation sector is organized on a competitive basis with generation companies selling their production on the electricity pool market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices.  The Colombian SIN is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and interregional transmission lines, the distribution lines and the electrical loads of the users.  Betania and Emgesa are part of the SIN.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”).  The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand.  Generators connected to the SIN also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by several other resolutions including Resolution 074 of 2002.  The capacity charge is calculated pursuant to formulas also included in such Resolutions.  Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders.  Initially, distribution companies were required to enter into contracts to supply 100% of their regulated market and, although this requirement has gradually been reduced, they have still tended to secure contracts for a large proportion of their regulated market.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers.  There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity.  In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period.  Every day the CND receives price bids from all the generators that participate in the Bolsa.  These bids indicate the daily prices at which the generators are willing to supply electricity and the hourly available capacity for the following day.  Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand.  The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch.  This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country.  During 2003, international short-term electricity transactions were regulated through Resolution CREG 004 and some other amending resolutions, which became effective when trade with Ecuador began.  Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost-efficient manner.  The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

Differences among real dispatch and “optimal dispatch” give rise to what are known as “restrictions,” which are settled for each generator in the following way: restricted generators (those whose real generation is lower than optimal dispatch) are charged with the average of the market price and their offer prices; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised according to regulated prices (CREG 034-2001 and others).  The net value of these restrictions are assigned proportionally to all the traders within the Colombian SIN, according to their demands of energy.  The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs.  This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the average of the offer price and the spot price.  The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values.  This Resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who consider that the recognized prices do not cover the costs associated with these restrictions.

The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa.  In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced a new firm capacity charge pursuant to Resolution 116 (the “Capacity Charge”), effective as of December 1, 1997, amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999, Resolutions 077, 078, 081, 090 and 111, of 2000, Resolution 001 of 2001 and Resolution 074 of 2002.  The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine.  The Capacity Charge remunerates generators for the firm capacity made available to the Colombian SIN in periods of critical hydrology.  Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116 as amended.  The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own firm energy.  The CND can verify a generator’s declared availability and the SSPD can impose sanctions if the actual availability is lower than the declared availability.  If a generator’s availability is less than the minimum limit, the generator does not receive the total amount of the Capacity Charge.

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

In particular, Resolution 111 (2000) modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generators over hydroelectric generators.  The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a 24-month period of hypothetical drought assuming each month the minimum hydrological conditions that prevailed during different “El Niño” phenomena that have been recorded statistically.  A new proposal for the calculation of the Capacity Charge for generation companies is currently being discussed.

In March 2003, the Colombian pool market started the TIE with Ecuador and exported 1,129 GWh and imported 67 GWh.  During 2005, Colombia exported 1,757 GWh and imported 16 GWh.  Please refer to “Item 4. Information on the Company—B. Business Overview—Operations in Colombia” for more information.

Transmission

Transmission companies (defined as those that operate networks of voltages of at least 220kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services.  If the parties do not agree upon the conditions of such access, the CREG is entitled to impose an easement of access.  The transmission tariff that must be paid by generators, distribution companies and traders is composed of:

•                  a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, which is not charged if the generator is the owner of the connecting equipment; and

•                  a usage charge, applicable only to traders.

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

CREG must calculate DUOS charges for each company.  By means of Resolution 082 from 2002, the CREG fixed the new distribution charges methodology replacing those contained in Resolution 99 of 1997.  The distribution charges are calculated based on the replacement cost of the distribution assets prevailing at the moment the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet such condition) and an assumed opportunity cost of capital, as well as operation and maintenance costs.

Trading

Trading is the direct resale to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents which must comply with the requirements of CREG.  The parties freely agree upon trading prices for deregulated users.  Trading to regulated users is subject to a “regulated freedom regime” under which the tariffs are set by each trader using tariff options based on a formula established by CREG in Resolution 31 1997; currently, a new methodology is being developed by the CREG.  Tariffs are determined pursuant to a combination of:

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

The distribution market is divided into regulated and unregulated customer markets.  Customers in the unregulated market are free to contract electricity supplies directly from a generator or distributor, acting in their capacities as traders, or from a pure trader.  The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which corresponds to approximately 3,500 large industrial and commercial customers and represents about 32% of the supply market.

Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remained in effect for 2005.  It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG during 2006.

It is expected that certain elements in retail trading regulation which grant artificial competitive advantages to independent traders will be corrected by the new retail trading scheme.  The bulk of National Development Plan regulation regarding the electric retail business is published in decree 3734, published by the Ministry of Mines in December 2003.  Under this decree, independent traders are forced to have the same market composition, in terms of average energy consumption per customer, as the established trading and distribution company.  This decree also imposes an obligation to recognize costs associated with being the last resort supplier.  However, the contents of this Decree have not been fully enforced yet.  At a wholesale level, the new long-term energy supply scheme – SEC “Sistema Electrónico de Comercialización”—is expected to become fully operative in 2006.

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

Since 1993, Colombia has experienced a significant expansion in its environmental regulations as a result of Law No. 99, which requires generators to contribute to the conservation of the environment by means of a payment for the use of electricity generation.  Hydraulic plants with total installed nominal capacity above 10,000 kilowatts must pay 6% of the sales of energy; in the case of thermoelectric plants the percentage is 4%.  This payment is made to the municipalities and environmental corporations where facilities are located.

Inspection and Control

According to the National Constitution and the Public Utilities Law, the Superintendency of Public Utilities exercises supervision of public services companies involved in the aforementioned electricity activities.  In 2003, the Superintendency of Public Utilities implemented a central information system in order to consolidate all the information of public utilities for both control and information purposes.  In early 2006, the Superintendence of Public Utilities issued a resolution modifying the effects of inflation in the asset’s book value of public utilities.  It is not yet possible to estimate the impact of such resolution on our business.

Operations in Brazil

Operating Income from the Company’s business in Brazil represented 3.3%, 4.1%, and 3.7% for 2003, 2004 and 2005 of our total operating income.  Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN BRAZIL

	Year ended December 31,
	2003	2004	2005(1)
	(in millions of constant Ch$ )
Operating Revenues	32,698	43,518	41,795
Operating Expenses	26,776	26,885	19,618
Operating Income	3,884	14,829	18,570

(1)          Operating results from Brazil for 2005 include only 9 months of Cachoeira Dourada’s financials.

For details on the variations of yearly monetary figures, please see “Item 5.  Operating and Financial Review and Prospects.”

Endesa Chile participated in the Brazilian electricity market through its subsidiary Cachoeira Dourada through September 2005.  Subsequent to September 2005, Endesa Chile’s participation in the Brazilian electricity market is accounted for through its minority share of Endesa Brasil, which consolidates operations of generation companies Endesa Fortaleza and Cachoeira Dourada; CIEN, which commercializes two transmission lines between Argentina and Brazil; a distribution company, Ampla, which is the second largest electricity distribution company in the State of Rio de Janiero; and Coelce, which is the sole electricity distributor in the State of Ceará.  For more details on Endesa Brasil see “Item 4. Information on the Company—C. Organizational Structure”.

Installed capacity as of December 31, 2003, 2004 and 2005 are shown in the following table.

INSTALLED GENERATION CAPACITY IN BRAZIL (MW)(1)

	(MW)
	2003	2004	2005
Cachoeira Dourada	658	658	—
Total	658	658	—

(1)          Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

Our physical generation from January to September 2005 was 2,645 GWh, representing a 10.4 % increase as compared to the same period in 2004.  Cachoeira Dourada’s generation depends on rainfall in the region in which it operates.  Hydrological conditions were favorable to Cachoeira Dourada’s electricity generation during January-September 2005, increasing the plant’s average percentage of total installed capacity used from approximately 56% in 2004 to 62% in 2005.

The following table sets forth the physical energy production and purchases of Cachoeira Dourada:

PHYSICAL PRODUCTION AND PURCHASES IN BRAZIL (GWh)

	2003-2004 Year ended December 31; 2005 January—September
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	3,024.3	80.2	3,262.2	83.6	2,644.8	91.3
Electricity Purchases	745.3	19.8	639.8	16.4	252.7	8.7
Total(1)	3,769.6	100.0	3,902.0	100.0	2,897.5	100.0

(1)          Energy production plus energy purchases may differ from electricity sales due to transmission losses.

Cachoeira Dourada has a long-term take-or-pay contract, which was executed in September 1997 when we acquired the concession for Cachoeira Dourada (“CDSA”) with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), a regional state-owned distribution company.  The contract has a term of 15 years.  During the first five years, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW).  That amount was reduced by 10% (42 MW) per year beginning in September of the sixth year.  As a result, physical sales to CELG declined 11% in 2004 as compared to 2003.  The electricity generated monthly in excess of CDSA’s contractual commitment to CELG is sold to third parties, including the pool market.

Electricity demand in Brazil increased 3.9 during 2005, 5.0% during 2004 and 5.3% during 2003.

The distribution of physical sales for Cachoeira Dourada’s, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN BRAZIL (GWh)

	2003-2004 Year ended December 31; 2005 January—September
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Contracted sales	3,428.0	90.9	3,398.0	87.1	2,592.9	89.5
Non-Contracted sales	342.0	9.1	504.0	12.9	304.6	10.5
Total	3,770.0	100.0	3,902.0	100.0	2,897.5	100.0

Until September 2005, we operated in Brazil through CIEN in the trading and transportation of electricity between Argentina and Brazil.  See “Item 4. Information on the Company—C. Organizational Structure” for details.  Through CIEN, Endesa Chile participated in a 2,000 MW interconnection project corresponding to the transmission line between Argentina and Brazil.  CIEN, through its subsidiaries CTM and TESA, owns and operates the Argentine side of both lines.  As of October 1, 2005 this business has been accounted for in Endesa Chile through its participation in its newly created related company Endesa Brasil (See “Item 4. Information on the Company—A. History and Development of the Company” for details).

CIEN has executed five energy sales agreements to sell energy in Brazil with the following customers: Furnas Centrais Elétricas S.A. (“FURNAS”); Centrais Geradoras do Sul do Brasil S.A. (“GERASUL”); Companhia Paranaense de Energia - COPEL (“Copel”), AMPLA and Samarco, the latter until April 2005.  The contracts are at fixed real-denominated prices, indexed in part to the U.S. dollar.  The contracts with GERASUL and FURNAS are not “take or pay” as to the amount of energy to be purchased but do require the supply of 1,000 MW of capacity at all times.  Similarly, in order to satisfy its commitments with Brazilian customers, CIEN maintains contracts with Argentine generators, including our subsidiary in Argentina, Endesa Costanera.

Beginning in March 2005, the generation constraints in Argentina affected the operations of the interconnection, resulting in a special export-related agreement between the Brazilian and Argentine authorities dated December 9,

2005.  Based on that agreement the contracts associated with the interconnections are being restructured.  For additional information on this agreement, see “Item 4. Information on the Company—B. Business Overview—Operations in Argentina.”

Electricity Generation in Brazil—Industry Structure and Regulatory Framework

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the “Brazilian SIN”), which is comprised of electricity companies in the southern, southeast, central-western, northeast and other parts of the northern regions of Brazil, and several other small, isolated systems.

Generation, transmission, distribution and supply activities are legally separated in Brazil.  Non-regulated customers in Brazil are currently those customers who demand 3,000 kWh or more annually, though this threshold is under discussion.

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

•                  implementing public policies (such as low-income programs) pointed out by the Federal Government;

•                  establishing the tariff rate for consumers;

•                  managing the process of tariff adjustments;

•                  managing the bidding process for the wholesale of energy;

•                  managing the concession contracts; and

•                  terminating a concession, in those cases contemplated in the law and/or a concession agreement.

In addition, there is the ONS—Operador Nacional do Sistema Elétrico, which is a nonprofit private entity in which the concession holders and the unregulated consumers participate as members with voting rights and the Ministry of Mines and Energy and the board of consumers participate as members with no voting rights.

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

Law No. 8,631, effective since 1993, fundamentally changed the regulatory structure governing electricity rates in Brazil.  The new system abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniform electricity rates throughout the country.  The reforms called for automatic inflation tariff adjustments according to a complex multivariable parametric formula. Law No. 8,631 established that electricity tariffs were expected to reflect operating costs of each company plus a certain return on capital, which is not a predefined return, but instead a financial/economic equilibrium.

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

Pursuant to Law No. 10,433, dated April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL.  As a result of Law No. 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules.  Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification.  This restructuring seeks to reorganize the electricity system model to allow for continued external investment.  The Law No. 10,848/04 has maintained this restructuring.  Nevertheless, this law has revoked Law No. 10,433/02 and replaced the Wholesale of Energy Market (MAE) with the Chamber of Commercialization of Energy – CCEE, which is now responsible for the activities of MAE.  According to the new model, ANEEL continues to be responsible for setting governance rules for CCEE (ex-MAE).

On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of recovering revenues lost due to the rationing decree which occurred between June 2001 and February 2002, expanding the emergency energy supply and increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

Law 10,438 established a new criterion for the reclassifying of low-income residential customers and the goals for the energy supply expansion program.  The eventual higher cost resulting from the application of the new reclassification criteria will be financed by funds originated from the federal public energy auctions and the RGR account, as a tariff subsidy, without affecting distribution companies.  The financing of the energy supply expansion program, not taken into account in the ordinary tariff revision, will be provided by the government and other sources of financing with the recognition that the economic financial equilibrium of the companies cannot be altered.

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

•                  granting universal use and access to electricity services throughout Brazil; and

•                  modifying the bidding process of public service concessions.

Contract Level Rule

Following the enactment of Law No. 10,848/04 in 2004, the demand from distribution companies must now be contracted completely.  Previously, only 95% of the energy sold by the MAE participants had to be guaranteed from generation facilities.

Intercompany Contracts Approval

ANEEL approval is required for related company contracts.  The contracts between companies of the Enersis Group, Ampla-CIEN and Coelce-CIEN were approved by ANEEL.

Structure of the New Electricity Sector

Thus, as expected, the power industry was reviewed by Luiz Inácio Lula da Silva’s administration and it was subject to significant changes.  The federal Laws No. 10,847 and 10,848 of March 2004 established a new model for the Brazilian electricity sector.  The new model seeks to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the EPE (Power Research Company), a governmental body, responsible for the planning of generation and transmission activities.  This new model has defined two contracting environments: the free contracting and the regulated environment.

In the free contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  In relation to the regulated environment, where energy distributors operate, the new model has introduced significant changes.  Whereas the old model allowed self-dealing and allowed distributors to conduct their own auctions for their energy purchases, under the new model the purchase of energy in the regulated environment must be executed pursuant to the bidding process coordinated by ANEEL.

The bidding process coordinated by ANEEL is divided into two parts: one part relates to existing energy and the other part relates to energy to be generated in the future.  The contracts resulting from the bidding process for existing energy have a term of five to fifteen years.  There was an auction under this model on December 7, 2004 in relation to contracts beginning in 2005-2007, and another auction in March 2005 for contracts which will begin in 2008-2009.  One more auction was necessary in October 2005 for the contracts beginning in 2009.

The bidding process for the new energy is scheduled to occur within five years and will occur three years prior to the beginning of the contract.  Such contracts will have a term of fifteen to thirty years.  The new energy will be contracted according to estimated demand.  The first auction for new energy occurred in December 2005 for contracts beginning in 2008 through 2010.

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new project power”.  Power plants that were in existence prior to 2000 are considered “existent power” and those that were developed after 2000 are considered “new power project”.  Cachoeira Dourada has been considered existing power.  The government believes that existing power plants are able to provide power at lower prices, and therefore it should give priority in the bidding process to power generated by new project power companies.  Under the new electricity sector, this priority is in the form of more favorable contractual terms.  For example, a generator considered a new hydroelectric project power is guaranteed a power purchase agreement with a thirty-year term if it wins the bidding process, while an existent power is not necessarily even guaranteed participation in the bidding process.  Additionally, the new model forces the creation of new sector agents, like Empresa de Pesquisa Energética (Power Research Company), or EPE, bound to Ministry of Mines and Energy.  EPE has the objective of researching the Brazilian Power Sector Planning.  Other new sector agents are the Câmara de Comercialização de Energia Elétrica (Power Commercialization Chamber), or CCEE, which is the MAE’s substitute in contract administration and monitoring contractual warranties and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector) or CMSE, which monitors and evaluates the safety and security in the energy supply industry.

Moreover, the new model has established the separation of the sector activities by forbidding distribution companies to participate in generation and transmission activities and in other companies.

Finally, the contracts in effect at the time of the enactment of the law will be respected, but amendments changing term, price and quantities to the mentioned contracts are forbidden.

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

Recent Changes in the Tax Law

Recent tax changes may affect results of Brazilian operations.  On December 29, 2003 the Federal Government issued the Law No. 10,833/03, which establishes the non-cumulative COFINS, determining a tax credit right for some companies and increasing the COFINS’s rate from 3% to 7.6%.  On November 8, 2004 the Federal Receipt issued the Normative Instruction No. 468 which clarifies the concept of predetermined price in long-term agreements executed before October 31, 2003.  This new concept interpretation changes the previous scenario and CIEN revenues arising from long-term agreements executed before October 31, 2003 will now be impacted by this new legal framework.  Cachoeira Dourada is not affected by this new tax regime, since Cachoeira Dourada is subject to the presumed profit regime.

Another relevant change in tax legislation was Law No. 10,865/04 (conversion of Provisional Measure 164/04), which creates a tax to be applied to imports of movable assets, the “Imports PIS/COFINS”, effective as of May 2004.  This new rule follows the general terms and conditions of Law No. 10,833/03 and also foresees the possibility of a tax credit.  The tax rate for “Imports PIS/COFINS” is 9.25% (7.6% of COFINS and 1.65% of PIS).  Cachoeira Dourada is not involved in the import of goods and services and therefore is not subject to this tax regime.  However, CIEN’s main activity is the import of electricity from Argentina and therefore it could be affected by this new legislation.  We cannot determine at this time whether CIEN will be affected by “Imports PIS/COFINS”, since CIEN’s import activity is very specific and unique.  A group of electricity import companies intends to propose changes to the legislation in order to clarify the applicability of Law No. 10.865/04 to import operations such as those conducted by CIEN.

Operations in Peru

Operating income from our business in Peru represented 12.1%, 11.9%, and 10.5% of our operating income for the years 2003, 2004 and 2005, respectively.  Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN PERU

	Year Ended December 31,
	2003	2004	2005
	(in millions of constant Ch$ )
Operating Revenues	118,655	127,817	117,663
Operating Expenses	45,701	66,075	55,405
Operating Income	65,098	54,035	53,823

For details on the variations of yearly monetary figures, please see “Item 5.  Operating and Financial Review and Prospects.”

Through our subsidiary Edegel, we operate a total of eight generation plants in Peru, with a total installed capacity as of December 2005 of 968 MW.  Edegel owns seven hydroelectric power plants, with a total installed capacity of approximately 739 MW, two of which are located 280 kilometers from Lima and five of which are located at an average distance of 50 kilometers from Lima.  The company has one thermal plant located in the city of Lima, which represents the remaining 229 MW of total installed capacity.

Our hydroelectric and thermal generation plants in Peru represent 22% of the country’s total electricity generation capacity according to the information reported in December 2005 by the Osinerg (Organismo Supervisor de la Inversión en Energía).

The following chart sets forth the installed capacity of Edegel, our Peruvian subsidiary:

INSTALLED CAPACITY PER SUBSIDIARY IN PERU (MW)(1)

	(MW)
	2003	2004	2005
Edegel S.A.
Huinco (Hydroelectric)	247	247	247
Matucana (Hydroelectric)	129	129	129
Callahuanca (Hydroelectric)	75	75	75
Moyopampa (Hydroelectric)	65	65	65
Huampani (Hydroelectric)	30	30	30
Yanango (Hydroelectric)	43	43	43
Chimay (Hydroelectric)	151	151	151
Santa Rosa (Thermal)	228	228	229
Total	967	967	968

(1)  The installed capacity figures relate to the recognition of effective capacity, updated and approved by the Comité de Operación Económica del Sistema, or COES, Peru, consistent with installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

Our electricity generation in Peru reached 4,516 GWh in 2005, 9% more than the electricity generation of 4,136 GWh in 2004, and 5% more than the 4,287 GWh in 2003. Our generation market share was approximately 20% of total electricity production in Peru in 2005, approximately 20% for 2004, and 22% for 2003.

ELECTRICITY GENERATION IN PERU (GWh)(1)

	(GWh)
	2003	2004	2005
Edegel S.A.	4,287	4,136	4,516
Total	4,287	4,136	4,516

(1)          Generation minus power plant own consumption and technical losses.

Hydrological generation represented 90.7% of Edegel’s total production in 2005. The portion of electricity supplied by Edegel’s own generation was 94.8% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Santa Rosa’s TG7 unit was converted to natural gas in 2005. For the supply of gas, Edegel signed a flexible gas contract with Camisea until the year 2009 to a rate fixed in U.S. dollars and indexed according to a fuel basket. Additionally, contracts of transport and distribution for the same period were signed.

The following table sets forth the electricity generation and purchases for Edegel over the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN PERU (GWh)

	Year ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	4,287	95.8	4,136	94.5	4,516	94.8
Electricity Purchases	189	4.2	239	5.5	246	5.2
Total(1)	4,476	100.0	4,375	100.0	4,762	100.0

(1)          Total GWh production plus purchases differs from GWh sales due to transmission losses, given that own power plant consumption and technical losses have already been deducted.

In Peru there is only one interconnected system, Sistema Electrico Interconectado Nacional, or the SEIN. Electricity generation in the SEIN increased 5.0% during 2005 when compared to 2004, reaching a total yearly generation of 23,001 GWh. Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for copper and gold.

Edegel’s physical sales in 2005 increased nearly 6.3% compared to sales in 2004. Sales in the spot market decreased nearly 15%, while contracted sales increased 12% in 2005 as compared to 2004. The increase in contracted sales is mainly explained by greater sales to regulated distribution companies. During 2005, the number of Edegel’s regulated customers increased from two to eight as a consequence of the agreements reached between generation companies and the M.M.E. (Ministerio de Minas y Energía) to solve the situation of distributors without electricity supply contracts. Sales to these six new regulated customers represented 15% of Edegel’s contracted sales in 2005. The company maintains nine non-regulated customers whose purchases represented 47% of Edegel’s total contracted sales in 2005, compared to 53% in 2004.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
	(GWh)		(GWh)		(GWh)
Contracted sales	3,134	70.5	3,344	77.3	3,766	81.9
Non-Contracted sales	1,309	29.5	984	22.7	834	18.1
Total Electricity sales	4,443	100.0	4,328	100.0	4,600	100.0

Because SEIN is the only interconnected transmission system in Peru, all generation companies connected thereto may be considered competitors. However, our most important competitors in Peru are the hydroelectric generators, ElectroPeru and Egenor, whose capacity is approximately 908 MW and 509 MW, respectively.

Electricity Generation in Peru—Industry Structure and Regulatory Framework

The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework was enacted in Chile. Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its corresponding regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Electricity Import and Export Regulation (Supreme Decree 049-2005-EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its corresponding regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734, which created the regime that supervises Investments in Energy and its Regulation (Supreme Decree No. 005-97-EM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority) and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

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

The electricity sector in Peru consists of one main interconnected system, SEIN. As of October 2000 the two prior interconnected systems, Sistema Interconectado Central-Norte (SICN), and Sistema Interconectado Sur (SIS), were connected and formed the single integrated system. Currently, the system is prepared to supply energy across a tie line to Ecuador, but the commercial and operative agreements are still under negotiation.

In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, regulates matters relating to the environment, and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities, among others. The Organismo Supervisor de la Inversión en Energía, or OSINERG, is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. In September 2001, the Comisión de Tarifas de Energía, or CTE, was absorbed by OSINERG. As a consequence, OSINERG’s Gerencia Adjunta de Regulación Tarifaria performs CTE’s functions, which include publishing the regulated tariffs. The Comité de Operación Económica del Sistema, or COES, coordinates the dispatch of electricity of Peru’s SEIN in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the annual busbar (i.e., node) tariff calculations. However, Peru’s COES consists of generation and transmission companies.

As of October 1997, technical standards have been established in order to compare the quality and conditions of the service provided by electricity companies. As of October 1999, companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for customers who received substandard service.

Dispatch and Pricing

The dispatch methodology and pricing at the generation level in Peru is similar to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and unregulated customers in Peru are those with demand greater than 1 MW. Supplies for capacity demand lower than 1 MW are considered a public service supply. Since 1999, capacity payment is determined with regard to a fixed guaranteed component based on the efficiency of each plant and a variable component dependant on the level of dispatch of each plant.

Transmission

At the transmission level in Peru, transmission lines are divided into principal and secondary systems. The principal system lines are accessible to all generators and allow electricity to be carried out to all customers. The transmission concessionaire receives an annual fixed income (RAG, remuneración anual garantizada) regulated by OSINERG, and also receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are accessible to all generators, but are used to serve only certain customers, who in turn are responsible for making payments related to their use of the system.

Distribution Pricing

Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG. Since 2005, the busbar prices for capacity and energy are published annually (only in April) according with the last modification of the law (see below). Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly performed in U.S. dollars. Other conditions of distribution pricing are similar to those in Chile.

The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges for capacity and energy from generation and transmission (busbar prices) and from the VAD (value added by distribution) which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.

Concessions

A concession for electricity generation activities is required when a power plant has an installed capacity in excess of 10 MW.

An authorization for electricity generation activities is required when either:

•                  a thermoelectric power plant has an installed capacity of 500 kW; or

•                  a hydroelectric or geothermal power plant has an installed capacity between 500 kW and 10 MW.

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

Changes to the regulatory framework during 2005

During 2005, the main regulatory changes approved were the following:

•                  As a consequence of the approval of Law 28447, the Regulation of the Law of Electrical Concessions (Supreme Decree 009-93-EM) was modified by Supreme Decree 012-2005-EM.

•                  A Technical Regulation for the coordination of the operation in real time of the interconnected systems was approved by Directoral Resolution 014-2005-EM/DGE.

•                  The Environmental General Law has been approved. The law establishes the general legal framework for environmental management, basic principles and regulations that assure the effective exercise of the right to a healthy, equilibrate and adequate environment for the development of life.

•                  Supreme Decree 038-2005-EM approved the amendment of paragraph c) of Article 124 of the Regulation of the Law of Electrical Concession which regulates the treatment of the various fuel costs for tariff purposes.

The Commission created by Law 28,447 and formed by Ministerio de Energía y Minas and OSINERG to study and implement efficient methods for electricity generation development, has prepared a proposal to change the Law of Electricity Concessions, that has been sent to the Peruvian Congress, and we cannot predict its final result.

C. Organizational structure

The following information sets out a brief description of Endesa Chile’s significant subsidiaries for the period covered by this report.

Endesa Costanera S.A. (Costanera)

Endesa Costanera is an electricity generation company publicly traded in Argentina with 2,303.6 MW total installed capacity in Buenos Aires including two turbines with an aggregate 1,452 MW capacity oil and gas-fired generation facility and a 852-MW capacity natural gas combined-cycle facility that came into service in December 1998. The facility was acquired from the Argentine government following the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992 when Endesa Chile acquired a 24% interest. Endesa Chile subsequently increased its interest reaching a total ownership share to date, directly and through its subsidiary Endesa Argentina, of 64.26%. Endesa Costanera is incorporated in Argentina.

Hidroeléctrica El Chocón S.A. (El Chocón)

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces in southern Argentina (the Comahue Zone). It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW. El Chocón is currently the second largest hydroelectric facility in Argentina. This 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.00% of the shares in July 1993 during the privatization process. Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. Endesa Chile’s has an indirect ownership of 47.44% and a 65.19% voting share in El Chocón.

Centrais Elétricas Cachoeira Dourada S.A. (Cachoeira Dourada)

Cachoeira Dourada, incorporated in Brazil, is located in Goias state, south of Brasilia. It owns a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW.

In September 1997, a consortium comprised of Endesa Chile, with an 81.94% interest and Endesa Chile’s Peruvian affiliate, Edegel, with its 18.06% interest, was awarded 79.36% of the share capital of Cachoeira Dourada in a 30-year concession. Between 1997 and 2003, Endesa Chile increased its total indirect ownership in Cachoeira Dourada to 92.51%, and its voting share to 99.61%.

Beginning October 2005, Cachoeira Dourada contributes its assets to the holding company Endesa Brasil, a related company owned by Endesa Chile with a direct ownership of 37.85%.

Empresa Eléctrica Pehuenche S.A. (Pehuenche)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule river with a total of 695 MW of installed capacity. Its 566 MW Pehuenche plant started operating in 1991, its 89 MW Curillinque plant started up in late 1993, and its 40 MW Loma Alta plant started operating in August 1997. Endesa Chile holds 92.65% of the share capital of Pehuenche, which is incorporated in Chile.

Empresa Eléctrica Pangue S.A. (Pangue)

Pangue was incorporated to build and operate the 467 MW installed capacity hydroelectric power station in the Bío-Bío river. The first unit commenced operations on October 31, 1996, while the second unit commenced operations on February 3, 1997. Endesa Chile holds 94.98% of the share capital of Pangue, which is incorporated in Chile.

Compañía Eléctrica Tarapacá S.A. (Celta)

Celta is incorporated in Chile and was formed in November 1995 to build and operate the 182 MW coal-fired thermal plant in the SING. Celta is a 100% owned subsidiary of Endesa Chile.

Compañía Eléctrica San Isidro S.A. (San Isidro)

San Isidro was incorporated in Chile in February 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota in the Fifth Region. The plant began commercial operations in October 1998. A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC. This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest. Endesa Chile holds 100% ownership share capital of San Isidro.

Empresa de Ingeniería Ingendesa S.A. (Ingendesa)

Ingendesa is a multi-disciplinary engineering company founded in late 1990. Its purpose is to provide engineering services, project management and related services in Chile and internationally. It therefore offers all the necessary specializations: civil, mechanical and electrical engineering, metallurgy, architectural and environmental services. Ingendesa S.A. is a 97.64% owned subsidiary of Endesa Chile and is incorporated in Chile. In September 2005, Endesa Chile acquired 1.11% of the shares of Ingendesa S.A. Endesa Chile owns 98.75% of this company, which is incorporated in Chile.

Túnel El Melón S.A. (Túnel El Melón)

Túnel El Melón S.A. was formed in July 1993 to construct and manage the public road tunnel called Túnel El Melón, under a 23-year concession. It includes 3.3 km of access roads and a tunnel approximately 2.5 km long. It is located 130 km north of Santiago and was the first infrastructure concession granted by the Chilean state. Commercial operation of the tunnel began in September 1995. Endesa Chile owns 99.95% of this company, which is incorporated in Chile.

Emgesa S.A. E.S.P. (Emgesa)

On September 15, 1997, Central Hidroeléctrica de Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa, with 48.48% of the shares. Emgesa has a total installed generating capacity of 2,116.3 MW. Both Endesa Chile and

Compañía Electrica Conosur have an additional 0.05% of Capital de Energia S.A. Endesa Chile’s indirect ownership in Emgesa was 22.42%. Emgesa was incorporated in Colombia.

Central Hidroeléctrica de Betania S.A. E.S.P. (Betania)

Betania is a hydroelectric generation facility with installed capacity of 540.9 MW, and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia. In December 1996, a consortium comprised of Endesa Chile, with a 75% interest, and the Colombian company Corfivalle, with the remaining 25% interest, was awarded 99.9% of the share capital of Betania. Following a capital increase in 1999, in which Corfivalle did not participate, Endesa Chile’s economic interest increased to 85.62% of Betania. Betania was incorporated in Colombia.

Edegel S.A.A. (Edegel)

Edegel is an electricity generation company, acquired by Endesa Chile in 1995. It currently owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and one thermal plant (Santa Rosa), with a combined installed capacity of 968.5 MW. In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (153 MW), and a 220 kV transmission line linking both plants to the Peruvian system. Endesa Chile had a 37.90% indirect ownership share in this subsidiary. Endesa Chile has a 63.56% voting share in Edegel through Generandes Peru S.A. Edegel is incorporated in Peru.

Sociedad Concesionaria Autopista del Sol S.A.

This company was sold through the divesture of Infraestructura 2000, which took place on June 23, 2003. It was originally formed to build and manage the Santiago-San Antonio Highway No. 78 under a 23-year concession. The highway is 108 km long. The first section between Malloco and San Antonio began operations in April 1997, while the section Santiago-Malloco began its operations in January 1998. The Ministry of Public Works gave its final approval of the highway public works in June 2001. Through Infraestructura 2000, Endesa Chile held a 60.04% interest in this subsidiary as of December 31, 2002. Autopista del Sol S.A. was incorporated in Chile.

Autopista los Libertadores S.A.

This company was sold on June 23, 2003 through the divesture of Infraestructura 2000, which took place on June 23, 2003. It was originally formed to build and manage the Santiago-Colina-Los Andes Highway under a 28-year concession. The project consists of the widening and improvement of the present General San Martín highway, approximately 90 km long, and includes the construction of a two-lane highway and access roads between Santiago and Colina, a Colina two-lane bypass between Peldehue and Casas de Chacabuco and a one-lane Los Andes by-pass. It also includes the improvement and resurfacing of the Chacabuco tunnel. In December 2001, the Ministry of Public Works gave its final approval of the highway works. Endesa Chile’s indirect shareholding, through Infraestructura 2000, in Autopista Los Libertadores was 58.36% as of December 31, 2002. Autopista Los Libertadores S.A. was incorporated in Chile.

Endesa ECO S.A. (Endesa ECO)

On April 18, 2005, Endesa Chile constituted a new subsidiary company called Endesa Eco, whose objectives will be to promote and develop renewable energy projects like mini-hydro, aeolic, geothermal, solar, biomass and other energy means and to act as the depositary and trader of emission reduction certificates obtained by these projects. Endesa Chile owns 100% of this company, which is incorporated in Chile.

Main Related Companies

Comercializadora de Energía del Mercosur S.A. (CEMSA)

CEMSA is responsible for trading electricity, including imports and exports of energy. As of the date of this report, Endesa Chile has an indirect ownership holding in CEMSA of 45%. CEMSA’s other shareholder is Endesa-Spain. CEMSA is incorporated in Argentina.

Companhia de Interconexão Energética S.A. (CIEN)

This Brazilian company is responsible for trading electricity in the Brazilian market. CIEN built two 500 kV transmission lines next to each other over a distance of approximately 500 km from Rincón, Argentina, to Itá in the State of Santa Catarina, Brazil. CIEN has received two 20-year authorizations from ANEEL to operate the Brazilian side of the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government. CIEN, through its subsidiaries CTM and TESA, owns and operates the Argentine side of both lines. Since October 2005, CIEN contributed its assets to the holding company Endesa Brasil, a related company owned by Endesa Chile with a direct ownership of 37.85%.

Compañía de Transmisión del Mercosur S.A. (CTM)

CTM is an electricity transmission company that owns the Argentine portion of an interconnection line joining the Brazilian and Argentina electricity markets. This company was incorporated in Argentina in July 1997. Since October 2005, CTM contributed its assets to the holding company Endesa Brasil, a related company owned by Endesa Chile with a direct ownership of 37.85%.

Transportadora de Energía del Mercosur S.A. (TESA)

TESA is an electricity transmission company that owns the Argentine portion of an interconnection line joining the Brazilian and Argentine electricity markets. This company was incorporated in Argentina in January 2001. Since October 2005, TESA contributed its assets to the holding company Endesa Brasil, a related company owned by Endesa Chile with a direct ownership of 37.85%.

Electrogas S.A. (Electrogas)

Electrogas was incorporated in Chile, in late 1996. The objective of this company is to offer natural gas transportation services to the Fifth Region of Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. Endesa Chile has an added direct and indirect ownership of 42.5% share in this company. The other shareholders are Colbún S.A. and Enap.

GasAtacama S.A. (GasAtacama)

Endesa Chile has a 50% total ownership interest in GasAtacama, a company incorporated in Chile. CMS Energy Corp. (CMS), a U.S. corporation, has the remaining 50% ownership interest. The purpose of this company is the administration of its subsidiaries, including Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación, which are involved in electricity generation and natural gas transportation.

Gasoducto Atacama Chile S.A. (Gasoducto Atacama)

Gasoducto Atacama was formed under the laws of Chile, with the purpose of transporting natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities. The company owns the Chilean side of a natural gas pipeline that can transport up to 8.5 million cubic meters of gas daily from northern Argentina to Mejillones in Chile which commenced supplying gas to the SING in July 1999 and also owns an extension of this pipeline from Mejillones to Taltal in Chile, which was added in 2000, allowing Endesa Chile’s 240 MW Taltal thermal power plant to be put into service the same year, supplying electricity to the SIC.

The company Gasoducto Atacama Companía Limitada changed its name to Gasoducto Atacama Chile Limitada in October 2002, and changed again in December 2003 to Gasoducto Atacama Chile S.A. Endesa Chile has a 50% indirect ownership share in Gasoducto Atacama.

GasAtacama Generación S.A. (GasAtacama Generación)

The purpose of this company, incorporated in Chile, is to generate, transmit, purchase, distribute and sell electric energy in the SING. It owns and operates two combined cycle power plants that together have 780 MW of installed generation capacity. The company Nor Oeste Pacifico Generación de Energía Limitada (“Nopel Ltda.”) changed its name to GasAtacama Generación Limitada in October 2002, and changed again in December 2003 to GasAtacama Generación S.A. Endesa Chile has a 50% indirect ownership share in this company.

Endesa Brasil S.A. (Endesa Brasil)

Jointly with Endesa Internacional, Enersis and Chilectra, which have contributed their respective assets in Brazil, we have formed a holding company called Endesa Brasil, creating the third largest private electricity entity in the Brazilian market. Endesa Brasil was incorporated in Brazil in June 2005 and intends to capitalize growing opportunities in the Brazilian market. Endesa Chile holds 37.85% of Endesa Brasil, through which its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A. have contributed their assets in Cachoeira Dourada S.A. (92.51%), Companhia De Interconexão Energética S.A., (“CIEN”), (45%), Compañía de Transmisión del Mercosur S.A. (“CTM” 45%) and in Transportadora de Energía del Mercosur S.A. (“TESA” 45%)

The purpose of this company is to generate, transmit, purchase, distribute and sell electricity energy in Brazil. It owns and operates a combined cycle generating plant with 319 MW, Fortaleza, which is located 50 kilometers from the capital of the Brazilian State of Ceará and which began commercial operations in December 2003; a run-of-the-river hydraulic power plant, Cachoeira Dourada S.A., with 658 MW of installed generation capacity and is located in Goias state, south of Brasilia; two transmission lines which operate in Brazil in the commercialization and transportation of electricity between Argentina and Brazil through a 2,100 MW interconnection line between Argentina and Brazil; a distribution company Ampla, which is the second largest electricity distribution company in the State of Rio de Janeiro, is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.1 million customers in a concession area of 32,054 square kilometers, where an estimated population of 4.1 million people live; and a distribution company, Coelce, which is the sole electricity distributor in the State of Ceará, in northeastern Brazil and which services over 2.3 million customers within a concession area of 148,825 square kilometers.

The following table sets forth the main subsidiaries and related companies of Endesa Chile and the percentage of each subsidiary and related company owned by Endesa Chile (for voting power held in each subsidiary see Exhibit 8.1):

Percentage of Economic Interest in each Operational Subsidiary and Related Company per Country

SUBSIDIARIES (as of December 31, 2005)

GENERATION					ENGINEERING SERVICES	INFRASTRUCTURE(1)
Argentina	Brazil	Chile	Colombia	Peru	Chile	Chile
Endesa Costanera 64.26%		Pehuenche 92.65%	Emgesa 22.42%	Edegel 37.90%	Ingendesa 98.75%	Túnel El Melón 99.95%
Hidroeléctrica El Chocón 47.44%		Pangue 94.98%(2)	Betania 85.62%
Celta 100%
San Isidro 100%

Related Companies (all business segments)
CEMSA 45%	Endesa Brasil (3) 37.85%	GasAtacama Generación 50%
Electrogas 42.5%
Gasoducto Atacama Chile 50%
Gasoducto Atacama Argentina 50%
Gasoducto Taltal Ltda. 50%
Transquillota 37.5%

(1)   On June 23, 2003, Endesa Chile closed the sale of Infraestructura Dos Mil with the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. Through Infraestructura Dos Mil, Endesa had a 60.04% shareholding in Sociedad Concesionaria Autopista del Sol and a 58.36% shareholding in Sociedad Concesionaria Autopista Los Libertadores.

(2)   Endesa Internacional S.A., subsidiary of Endesa-Spain, has a 5.01% shareholding in Pangue.

(3)   In October 2005, Endesa Chile contributes its Brazilian assets to create the Holding company Endesa Brasil.

We continually evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. We are currently expecting to undertake such a transaction; namely, a reorganization of our interests in Peru.

The goal of the Peruvian project is to achieve generation synergies through the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”), a 342 MW thermoelectric generation company 60%-owned by Endesa-Spain. On January 17, 2006, this project was approved through shareholder meetings of both companies. Endesa Chile will consolidate Etevensa through Edegel.

The following table shows, as of December 31, 2005, Endesa Chile’s direct and indirect economic interests in each and every company in and outside of Chile:

D.    Property, Plant and Equipment

Description of Property and Insurance

Endesa Chile’s main properties in Chile are its 22 electricity generation facilities detailed below, in addition to its 27,793 square meter headquarters buildings in Santiago.

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa Chile’s operations. Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, however, Endesa Chile’s management believes that the risk of such an event is remote. Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period. However, there can be no assurance that such insurance proceeds would be available on a timely basis or would be sufficient to fully compensate for any losses.

Endesa Chile also has investments in generating companies in Argentina, Brazil (through September 30, 2005), Colombia and Peru, which involve a total of 24 generation power plants detailed below. The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa Chile.

All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry marketing order to obtain what it believes to be the most commercially reasonable coverage and premiums available on the market.

The following table identifies the power plants that Endesa Chile owns and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (3)	2003	2004	2005
			MW(1)
Argentina
Endesa Costanera S.A.	Total		2,302	2,303	2,304
	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,131	1,131	1,131
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	851	852	851
	Central Buenos Aires (CBA) Combined Cycle I	Combined Cycle/Natural Gas	320	320	322

Hidroelectrica El Chocón S.A.	Total		1,320	1,320	1,320
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass Through	120	120	120
Total Capacity in Argentina			3,622	3,623	3,624
Brazil (2)
Centrais Elétricas Cachoeira Dourada S.A.	Cachoeira Dourada	Pass Through	658	658	—
Total Capacity in Brazil			658	658	—
Chile
Endesa Chile	Total		2,040	2,754	2,754
	Hydroelectric		1,565	2,254	2,254
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass Through	18	18	18
	Sauzal (4)	Pass Through	90	77	77
	Sauzalito	Pass Through		12	12
	Isla	Pass Through	68	68	68
	Antuco	Pass Through	320	320	320
	Abanico	Pass Through	136	136	136
	Ralco	Reservoir	—	690	690
	Thermal		475	500	500
	Huasco	Steam Turbine/Coal	16	16	16
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro (5)	Gas Turbine/Diesel Oil	24	47	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas	243	245	245
Empresa Electrica Pehuenche S.A.	Total		695	695	695
	Pehuenche	Reservoir	566	566	566
	Curillinque	Pass Through	89	89	89
	Loma Alta	Pass Through	40	40	40
Empresa Electrica Pangue S.A.	Pangue	Reservoir	467	467	467
Compañía Electrica San Isidro S.A.	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Compañía Electrica Tarapacá S.A.	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Total Capacity in Chile			3,763	4,477	4,477
Colombia
Emgesa S.A. E.S.P.	Total		2,049	2,069	2,116
	Guavio (6)	Reservoir	1,150	1,150	1,164
	Paraíso (7)	Reservoir	600	276	276
	La Guaca	Pass Through (8)		324	325
	Termozipa	Steam Turbine/Coal	223	223	235
	Minor plants (9)	Pass Through	76	96	116
Central Hidroelectrica de Betania S.A. E.S.P.	Betania	Reservoir	540	540	541
Total Capacity in Colombia			2,589	2,609	2,657
Peru
Edegel S.A.	Total		967	967	969
	Huinco	Pass Through	247	247	247
	Matucana	Pass Through	129	129	129

	Callahuanca	Pass Through	75	75	75
	Moyopampa	Pass Through	65	65	65
	Huampani	Pass Through	30	30	30
	Yanango	Pass Through	43	43	43
	Chimay	Pass Through	151	151	151
	Santa Rosa	Gas Turbine/Diesel Oil	228	227	229
Total Capacity in Peru			967	967	969
Total Endesa Chile			11,599	12,333	11,727

(1)   Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

(2)   Centrais Elétricas Cachoeira Dourada S.A. was a subsidiary of Endesa Chile until September 30, 2005, when it became a subsidiary of Endesa Brasil.

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

(4)   Sauzalito MW’s are included in Sauzal figure in 2003.

(5)   Includes one additional unit of Diego de Almagro (23 MW), as of 2004 which Endesa Chile has rented from Codelco since 2001.

(6)   During 2005, 2 auxiliary units (7MW each) were added to Guavio.

(7)   La Guaca MW’s are included in Paraiso figures in 2003.

(8)   Operates in series with Paraiso.

(9)   Six minor plants are registered with a total capacity of 115,6 MW.

In addition to generation power plants, Endesa Chile owns other assets whose amount is not significant, such as transmission assets in Peru and Túnel El Melón in Chile. These assets altogether represent less than 1% of the value of Endesa Chile’s total consolidated assets.

Environmental Issues

The electricity industry is subject to extensive environmental regulations that require environmental impact studies in order to obtain approval for future projects. Endesa Chile’s subsidiaries have always included the environmental regulations of the various jurisdictions in which they operate when planning their investment projects.

During 2000, Endesa Chile defined, within its environmental strategy, specific goals in terms of certification of its generation assets under the international standard ISO 14.001. By December 2005, the Company had received certification of 97.9% of its installed capacity in Latin America, which includes the Cachoeira Dourada plant owned by Endesa subsidiary Centrais Elétricas Cachoeira Dourada S.A. until Sept. 30, 2005.

During 2005, Endesa Chile continued advancing in the achievement of this objective, certifying one power plant installation in Brazil, one in Chile and six in Colombia, receiving certifications in respect of over 91% of total generation assets, representing 43 of its 47 generation facilities, which produced 89% of the Company’s total annual electricity generation in 2005.

For 2006, the Company plans to certify one additional plant located in Chile, consequently expects to reach 98.6% of total asset generation certification.

Investment Projects

Two new plant projects were completed and began operations in 2005:

i)      Peru. Conversion of the Westinghouse Unit:

This project to convert Edegel’s Westinghouse turbine (121 MW) from a fuel based unit to natural gas burning unit began commercial operation on May 31, 2005, fully complying with the scheduled program. This project allows the turbines to use Camisea natural gas, improving their availability and efficiency.

ii)     Colombia. La Junca Plant:

On January 1, 2005, La Junca, a hydroelectric power plant with 19.4 MW capacity which belongs to Emgesa, began supplying its production to the Colombian National Interconnected System. This power plant is considered to be a minor plant in the Colombian electric power system.

Projects under Development

i)      Chile. San Isidro Power Plant Expansion Project:

This project consists of the installation of a CCGT (Combined Cycle Gas Turbine) of 379 MW located next to San Isidro. On June 23, 2005, Endesa and Mitsubishi signed an EPC (Engineering, Procurement and Construction) and LTSA (Long Term Service Agreement) contract for 12 years. On December 20, 2005 a FNTP (full notice to proceed) was granted to Mitsubishi.

ii)     Chile. Palmucho Hydroelectric Power Plant:

This project consists of a pass-through power plant which will benefit from the ecological flow of the Ralco dam (27.1 m3/s) which is immediately released under the wall of the dam. During 2005 all the necessary contracts for the development of the power station were awarded, while on December 28, 2005, the request of definite electrical concession was published. The power station is expected to begin operations during the fourth quarter of 2007.

iii)    Chile. Los Cóndores Project:

The feasibility studies for a 100 MW hydroelectric power plant, which would benefit from the Maule Lagoon, are being developed. The analysis for the optimal configuration of the power plant should be concluded during 2006.

iv)   Chile. Ojos de Agua Project:

This project consists of the construction of a mini hydro plant in the Seventh Region of Chile that benefits from the filtrations of the “La Invernada” lagoon to power a turbine of approximately 9 MW. This project is being developed by Endesa Eco.

v)    Chile. Aysen Hydroelectric Project:

The studies necessary to define the optimal solutions for the hydraulic development of Aysen have begun. The project contemplates the construction of two power stations in the Baker River of 680 MW and 360 MW of installed capacity and two in the Pascua River of 450 MW and 940 MW of installed capacity. First drafts of the studies are expected to be concluded by the first semester of 2007.

vi)   Peru. Reconditioning the Callahuanca Power Plant:

In 2004, we entered into contracts for the reconditioning of Edegel’s Callahuanca power plant in Peru. This project entails the renovation of control equipment and systems, and an estimated 7.5-MW capacity increase. Completion of the project is expected for the first quarter of 2006.

vii)  Peru. Conversion of UTI (United Technologies International) Turbines:

On January 17, 2006, the Board of Directors of Edegel authorized the conversion of two turbines to gas based technology (total installed capacity of 106 MW), located at Santa Rosa Power Plant. The entrance in operation is expected for the third quarter of 2006.

Endesa Chile continuously analyzes different growth opportunities in the countries in which it participates, with the objective of enabling the Company to increase its value.

Major Encumbrances

Endesa Costanera S.A.’s debt with Mitsubishi Corporation was used to finance the purchase of equipment. As of December 31, 2005, the value of the assets pledged as a guarantee of this debt was Ch$ 78.7 billion. Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a loan in the amount of Ch$ 26.8 billion as of December 31, 2005.

Pangue S.A. executed the following liens and mortgages: (1) first mortgage on the water rights and real estate on which the power plant is located; (2) lien on the electricity lines, machinery and equipment of the power plant; and (3) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The value of the pledged assets was Ch$ 89.3 billion at December 31, 2005. These encumbrances and prohibitions guarantee the obligations of Pangue S.A. with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation and Kreditanstalt für Wiederaufbau.

San Isidro executed a lien in connection with equipment provided by Mitsubishi Corporation. As of December 31, 2005, the debt has been paid.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

A.    Operating results

General

The following discussion should be read in conjunction with our audited consolidated financial statements, included as Item 18 in this annual report, and the “Selected Consolidated Financial and Operating Data,” included in Item 3 herein. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in some important respects from U.S. GAAP. See Note 32 to our audited consolidated financial statements, included in Item 18 herein.

1.     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Brazil, Colombia and Peru. Revenues and cash flow mainly come from the electricity generation business of Endesa Chile itself and of our subsidiaries and related companies, which operate in these five countries. For the years ended December 31, 2003, 2004 and 2005 non-generation revenues represented approximately 3% of total consolidated revenues in each of those three years.

Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities and economic conditions, including growth rate, inflation and exchange rates in each country in which we operate are important in determining our financial results. Also, our reported results of operations and financial position are significantly affected by Chilean GAAP’s Technical Bulletin No. 64, “Accounting for Permanent Foreign Investments” which relates to the consolidation of the results of our companies outside of Chile as well as other critical accounting policies.

Our portfolio strategy, with operations in different countries within Latin America, allows the impact of significant changes in one country to be offset by opposing changes in other countries, leading to non-material impacts on consolidated figures. The impact of these factors on us, for the years covered by this report, is discussed below.

a.     Hydrological Conditions

In terms of installed capacity, from 2003 to 2005, approximately 67% of Endesa Chile’s total installed capacity has been hydroelectric. Consolidated hydro electric capacity was 7,810 MW at December 31, 2003, and 8,518 MW at December 31, 2004, the increase being explained by the start of operations at Ralco (See “Item 4. Property, Plants and Equipment” for information on the startup of Ralco) but reduced to 7,898 MW at December 31, 2005. Capacity was reduced in 2005 because, starting in October 2005, Endesa Chile ceased to consolidate Cachoeira Dourada, contributing this asset to Endesa Brasil (See “Item 4. Information on the Company – A. History and Development of the Company” for details on Endesa Brasil). Consequently, at December 31, 2005, approximately 67% of our consolidated generation capacity is dependent upon the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.

Hydrological conditions for the period from 2003 to 2005 have not led to material changes in the financial condition and results of operations of Endesa Chile. Hydroelectric generation was 35,035 GWh in 2003, 34,858 GWh in 2004 and 38,068 GWh in 2005. Total operating income was Ch$ 359.5 billion in 2003, Ch$ 382.3 billion in 2004 and Ch$ 394.9 billion in 2005.

In Endesa Chile, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall, and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases. The thermal capacity owned by the company and the ability to purchase electricity from other generators, given the regulatory framework of the industry in the countries in which we operate, enables Endesa Chile to increase thermal generation and/or purchase electricity from other industry players in order to maintain the level of physical sales, when hydro conditions lead to a reduction in hydroelectric generation. Additionally, when hydrology is low, given the industry structure and the percentage of hydro generation capacity in the countries in which we operate, the market price of electricity generally reacts by increasing. Low hydrology may therefore lead to greater revenues (depending on the weight of all the effects).

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

Consequently, the impact of low hydrology on operating results depends on the sensitivity or reaction of the Company’s price of electricity sales in the market, the severity of the impact of hydro conditions on the Company’s hydro generation, the Company’s cost of thermal generation, and the need for energy purchases. The effect on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to a non significant impact on operating results. Thermal generation was 7,591 GWh in 2003, 12,508 GWh in 2004 and 12,054 GWh in 2005. Total fuel expenses reached Ch$ 51.3 billion in 2003, Ch$ 123.5 billion in 2004 and Ch$ 153.4 billion in 2005. Energy purchases reached 8,397 GWh in 2003, 6,474 GWh in 2004 and 6,396 GWh in 2005. The cost of energy purchases was Ch$ 101.2 billion in 2003, Ch$ 106.0 billion in 2004 and Ch$ 105.5 billion in 2005.

In 2004, Peru experienced low hydrology in comparison to what was registered in 2003 and in 2005. The market reacted accordingly, recording an average price of U.S.$ 37.0 per MWh in 2003, U.S.$ 67.8 per MWh in 2004, and U.S.$ 62.6 per MWh in 2005. Edegel’s hydro generation under this hydrological condition was 4,273 GWh in 2003, 3,891 GWh in 2004 and 4,096 GWh in 2005, while its energy sales followed the same trend, going from 4,443 GWh sold in 2003, to 4,328 GWh in 2004 and 4,600 GWh in 2005. Despite the adverse hydrological scenario in 2004 and the effects it had on production, the impact on operating income was not severe, which were: Ch$ 65.1 billion in 2003, Ch$ 54.0 billion in 2004 and Ch$ 53.8 billion in 2005. Furthermore, in consolidated terms, Edegel’s operating results for 2003, 2004 and 2005 did not substantially affect Endesa Chile’s total consolidated results, due to the percentage share of Edegel’s operations as part of Endesa Chile’s total consolidated operating income, reaching 18% in 2003, 14% in 2004 and 14% in 2005.

b.     Regulatory Developments

The regulatory structure governing the electricity industry in the countries in which we have operations, including the tariff-setting models for regulated customers, is a significant factor that may have a material effect on our operating results. From 2003 to 2005, approximately 40% of Endesa Chile’s total sales volume has been delivered to regulated customers.

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

The electricity markets in which we operate, with the exception of Argentina, incorporated the new reality of the international and local fuel scenario, the increased energy demand and the electricity supply conditions into energy prices in 2003, 2004 and 2005.

Significant regulatory changes that have occurred during the period covered by this report include:

In January 2004, the regulation titled “Short Law” was approved by Chilean Congress and became effective as of March 2004. One of the most significant changes implemented by Short Law included a new methodology regarding compensation to, and expansion of, transmission systems, reducing generators’ transmission costs by transferring part of the cost to final customers. It also reduced the regulated node price band (called Market Price Band) with respect to the free customer contract price from 10% to 5%, allowing for regulated prices to better account for the generation costs in the system. A final relevant modification came from the new definition of who constituted an “unregulated customer”, defined as final customers with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who choose to be unregulated consumers (effective in 2006), increasing the potential customer base for generation companies.

On May 19, 2005, additional modifications to Law DFL No. 1 and Law 18,410 of the SEF were promulgated in order to encourage investment in generation (Law 20,018). The most relevant of these modifications was the introduction of a long-term node price, a stable price for long-term contracts for supplying regulated consumers, meant to encourage investment in generation assets by reducing the expected volatility in the return of investments. This law also provides that sales to distribution companies that are not made pursuant to contractual agreements already in existence be carried out until December 2008 at the marginal cost of energy and not at the node price, which reflects the real cost of generating energy in Chile. The most significant change came from the redefinition of the Market Price Band, which was changed from 5% flat (reduced from 10% by the original Short Law) to a value that varies from 5% to 30% depending on the expected energy supply conditions of the system. Given the increase in international fuel prices and the regular gas restrictions from Argentina during 2005, customer contract prices did not fully reflect the costs involved in generating electricity. The change in the Market Price Band helped correct this distortion by increasing the regulated node price.

During the month of June 2004, the Ministry of Economy passed Public Resolution 35, which increased the number of hours considered as hours of charge loss used to determine each power company’s capacity to supply energy in peak hours. This change implied booking a Ch$ 2.6 billion expense provision in 2004, affecting operating results, and also accounting for a Ch$ 15.0 billion provision of non-operating expenses related to the resettlement of expenses for the years from 2000 to 2003. On January 21, 2005, Endesa Chile announced that the Company would make the payments resulting from the resettlements, although the Company filed a demand before the Chilean Courts against the State Treasury of Chile requesting that Public Resolution 35 be declared invalid on the grounds that the Minister of Economy exceeded his attributions when dictating it. As of the date of the filing of this document, the demand had not yet been resolved.

In July 2004, Decree 5163-2004 defined a new regulatory framework for the Brazilian electricity sector, especially affecting the commercialization of electricity and the concessions process for the entry of new power generation plants. The new framework separates the forms of free and regulated market contracting, establishing that distributors make purchases through concessions organized by state entities. The supply of electricity generation for these concessions was divided into existing new energy (power plants that supply starting in the year 2008) and assigned according to bidding processes as the only way to sell energy to distribution companies. Since December 9, 2004 four existing energy bidding processes have been held, where 19,601 average MW have been allocated at an average sale price that varies from R$ 57.5 per MWh, beginning in 2005, to R$ 94.6 per MWh, beginning in 2009. Cachoeira Dourada participated in the second bidding process, allocating 133 average MW at R$ 83.5 per MWh beginning in 2008. The conditions of Cachoeira Dourada’s contract with its main customer CELG have not been affected by this regulatory change. Regarding new energy, on December 16, 2005, 3,284 average MW have been allocated at an average price of R$ 123.6 beginning in the years 2008, 2009 and 2010. Because the use of such bidding processes to assign energy begins in 2008 this has not yet had an impact on the company’s results of operations, but the growing electricity demand and price level of the new energy biddings represents an attractive opportunity in the Brazilian market.

In Peru, Supreme Decree 038-2005-EM was published on October 8, 2005, which amended clause 124 of the Electricity Concessions Law Regulation, establishing that the fuel price to be taken into account for the setting and updating of the tariff should be the lesser of the domestic market price and the weighted price used by Osinerg. The new calculation resulted in an updated tariff decrease of approximately 9% in local currency terms compared to the previous tariff setting in April of 2005.

In December 2004, Congress approved a bill (Law 28447) that modifies some clauses of the Electrical Concessions Law. Under this bill, the calculation horizon of the electricity generation tariff has been modified from four to three years (24 months forward and the 12 months prior to the calculation date). The bar tariffs will be set by Osinerg annually, rather than semi-annually. This regulatory change did not have a material impact on Edegel’s results from 2003 to 2005.

As a consequence of the energy environment in 2004, which featured relatively low hydrology and high international fuel prices, during the first semester of 2004, the government required private generators to supply electricity to distributors without contracts at the regulated bar tariff, which was significantly lower than the alternative spot market price. The Company’s total electricity sales to regulated customers in Peru have remained stable at roughly one-third of total sales. Spot market prices from May 2004 until September 2004 reached 5 times the regulated tariff. In December 2004, generators in Peru agreed to once again supply electricity to distributors without contracts at the regulated tariff set in November 2004. During 2005, this situation continued, but due to the improved hydrology, the difference between the regulated bar tariff and the spot price was not as significant as in the previous year.

In Argentina, the Electricity Act Law 24,065 (see “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina—Industry Structure and Regulatory Framework” for more details) has not been formally repealed, but since January 2002, governmental authorities have adopted resolutions which we consider to be extraordinary actions that have materially affected the operating results of the Endesa Chile.

•                  In January 2002, the Economic Emergency Law was passed. The Argentine peso was devalued against the U.S. dollar from Ar$ 1.00 per U.S.$ 1.00 to Ar$ 3.37 per U.S.$ 1.00. Prior to 2002, the Argentine peso had been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. Electricity tariffs historically were expressed in U.S. dollars at an exchange of Ar$ 1 to U.S.$ 1. After the devaluation, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$ 1 to U.S.$ 1. As a result of this devaluation and the tariff conversion rate dictated by the Argentine government, the U.S. dollar equivalent of the Company’s Argentine revenues declined significantly.

•                  The government has continued to adopt resolutions to interfere with the market-driven reactions of the industry (See “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina” for details). These resolutions have affected the behavior of the industry as a whole by affecting spot prices, contract conditions, fuel supply and prices, accounts receivables, etc. In 2001, prior to the adoption of these resolutions, the Company’s revenues in Argentina were Ch$ 244.3 billion.

Following their adoption, revenues were Ch$ 105.3 billion in 2002, Ch$ 118.2 billion in 2003, Ch$ 153.6 billion in 2004 and Ch$ 156.8 in 2005. In 2004, the Authority began the process of adjusting the price of natural gas in its local market and has incorporated these adjustments into the calculation of the wholesale price of electricity, but has not set the tariff free to adjust according to the regulatory frameworks tariff model.

Through S.E. resolution 949/04, the Argentine authorities restricted energy exports to neighboring countries. These resolutions only allow export contracts to be satisfied with generation units that were previously identified for such purpose, and do not allow the purchase of any deficits in the wholesale market, notwithstanding the agreements to allow such purchases set forth in the Interconnection protocol between Argentina and Brazil. This situation brought severe consequences to Endesa Costanera, which in the second quarter of 2005 was forced to comply with the energy export contractual obligations by dispatching energy generated through the use of fuel oil. This situation created an important gap between the prices in the export contracts and the costs associated with generation due to the high costs of fuel oil in the international markets. Endesa Costanera’s total generation expenses increased by 68% from 2003 to 2004 and by 28% from 2004 to 2005. A subsequent routine maintenance procedure prevented Endesa Costanera from fully complying with the export contracts, which resulted in only partial payments by CIEN and CEMSA. On January 12, 2006, the board of directors of Endesa Costanera resolved to book, as of December 31, 2005, a provision of approximately Ch$ 15.6 billion to cover the uncollectability risk of the accounts receivables of CIEN and CEMSA. Operational income has reached Ch$ 28.5 billion in 2003, Ch$ 29.5 billion in 2004, and Ch$ (1.9) billion in 2005, evidencing how the Argentine authorities’ resolutions regarding the export business have negatively affected Endesa Costanera’s operational results. Nevertheless, in consolidated terms, Endesa Costanera’s operating results for 2003, 2004 and 2005 did not substantially affect Endesa Chile’s total consolidated results, to the percentage share of Endesa Costanera’s operations as part of Endesa Chile’s total consolidated operating income, reaching 8% in 2003, 8% in 2004 and obtaining a negative result, in Chilean GAAP, in 2005.

c.     Economic Conditions

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results. The most significant economic variables include economic growth, mainly due to its impact on electricity demand, and the local currency exchange rate against the U.S. dollar, which affects revenues and expenses, as well as assets and liabilities, depending on the percentage denominated in U.S. dollars.

Economic Growth and Electricity Demand

The economies of each of the countries in which we operate continued to improve in 2005, which has positively affected the Company’s operating results because of an increase in electricity demand. The GDP and electricity growth rate for the years covered by this report are included in the following table:

	2003		2004		2005
	GDP Growth	Electricity Demand Growth	GDP Growth	Electricity Demand Growth	GDP Growth(1)	Electricity Demand Growth
	(%)	(%)	(%)	(%)	(%)	(%)
Chile	3.7	6.6	6.1	8.0	5.9	4.0
Argentina	5.5	8.0	8.3	6.8	7.5	5.8
Colombia	3.2	3.2	3.5	2.7	4.0	3.8
Brazil	0.1	6.6	5.0	5.4	3.3	4.3
Peru	4.0	5.6	5.1	5.9	5.5	5.0

(1)   Source: World Economic Outlook (September 2005) estimate of the International Monetary Fund.

Local Currency Exchange Rate

The value of the local currency in the countries in which we operate may have a significant impact on our operating results and overall financial position, depending on the percentage of U.S. dollar-denominated assets, liabilities, revenues and expenses, including depreciation and interest expenses. A devaluation or depreciation of local currencies against the U.S. dollar affects our operating margins by increasing the value of sales denominated in U.S. dollars and the value of operating expenses, such as fuel priced in U.S. dollars, and depreciation of assets valued in U.S. dollars. Financial interest expenses fixed in U.S. dollars also increase, as does the value of U.S.

dollar-denominated debt on the balance sheet. Conversely, the revaluation or appreciation of local currencies against the U.S. dollar affects operating margins reduces revenues denominated in U.S. dollars when expressed in local currencies, and reduces the value of operating expenses denominated in U.S. dollars. Financial expenses of U.S. dollar-denominated debt also decline.

As of December 31, 2005, Endesa Chile had total consolidated indebtedness of U.S.$ 3,859 million, of which U.S.$ 2,590 million, or approximately 67%, was denominated in U.S. dollars, and U.S.$ 623 million was denominated in Chilean pesos. In addition to the U.S. dollar and the Chilean peso, and as of December 31, 2005, our foreign-currency denominated consolidated indebtedness included the equivalent of U.S.$ 491 million in Colombian pesos, and U.S.$ 133 million in Peruvian soles.

The following table includes year and average local currency U.S. dollar exchanges for the period covered by this report.

	Local Currency U. S. Dollar Exchange Rates
	2003		2004		2005
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	686.89	593.8	611.11	557.40	558.06	512.50
Argentina (peso per dollar)	2.96	2.93	2.95	2.97	2.94	3.02
Colombia (peso per dollar)	2,876.3	2,778.0	2,628.7	2,344.5	2,321.6	2,285.0
Brazil (reais per dollar)	3.08	2.90	2.93	2.65	2.44	2.34
Peru (sol per dollar)	3.48	3.47	3.41	3.28	3.3	3.42

For the twelve-month period ended December 31, 2005, our revenues amounted to U.S.$ 2,191 million of which approximately 18% were denominated in U.S. dollars, and approximately 45% were linked in some way to the U.S. dollar. On the other hand, the equivalent of U.S.$ 99 million were revenues in pesos, the equivalent of U.S.$ 77 million in Brazilian reais, U.S.$ 278 million in Colombian pesos, U.S.$ 277 million in Argentine pesos, and U.S.$ 77 million in Peruvian soles.

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

Technical Bulletin No. 64—Conversion Effect. Technical Bulletin No. 64 requires Endesa Chile to convert the financial statements of its non-Chilean subsidiaries from local currency to U.S. dollars and to restate these financial statements into Chilean GAAP after this conversion, including converting such U.S. dollar amounts into Chilean pesos. The gain or loss resulting from this balance sheet conversion is referred to as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to U.S. dollars, Endesa Chile must use the U.S. dollar/local currency exchange rate applicable at period-end. In order to convert Endesa Chile’s equity interests in such subsidiaries, as well as such subsidiaries’ non-monetary assets and liabilities, to U.S. dollars, Endesa Chile must use the U.S. dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred. In addition, Technical Bulletin No. 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into to U.S. dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to U.S. dollars are then converted from U.S. dollars to Chilean pesos at the exchange rate applicable at the end of the reporting period. The currency conversion can have different effects on results when consolidating these figures in Chilean GAAP depending on the behavior of the Chilean peso in regards to the U.S. dollar. For example, a revaluation of the Chilean peso over the U.S. dollar will result in the reduction of revenues and expenses of foreign subsidiaries when consolidating. This effect can be compensated or aggravated depending on whether the local exchange rate, in the markets where our international subsidiaries operate, devalued or appreciated against the U.S. dollar.

Technical Bulletin No. 64 may have the effect of excluding from our reported financial position the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002, notwithstanding the devaluation of the Argentine peso and the Brazilian real, because these assets are carried at historical U.S. dollar value and the U.S. dollar appreciated against the Chilean peso in 2002.

The currency conversion from local currencies to U.S. dollars can have different effects depending on a foreign subsidiary’s structure of monetary and non-monetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the U.S. dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The reverse is also true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the U.S. dollar may result in a gain, whereas an appreciation may result in a loss. The recent fluctuations of the exchange rates between the currencies of the countries where we operate and the U.S. dollar, as well as in the exchange rate between the Chilean peso and the U.S. dollar, have materially affected the comparability of our results of operations during the periods discussed because of this conversion effect.

Technical Bulletin No. 64—Equity Hedge. Technical Bulletin No. 64 allows U.S. dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, to be hedged by the investing company against and limited to the book value of such equity investments. For purposes of Technical Bulletin No. 64, all the countries where we have investments—Argentina, Brazil, Colombia and Peru—are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book value of an equity investment is lower than the U.S. dollar denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of U.S. dollar denominated debt that is not hedged are included in determining net income. On the other hand, if the book value of an equity investment is higher than the U.S. dollar-denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity referred to as cumulative translation adjustment for U.S. GAAP purposes.

U.S. GAAP Reconciliation

Our audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. See Note 32 to our audited Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as well as the reconciliation to U.S. GAAP of net income and total shareholders’ equity.

The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are, (i) the effects on goodwill and negative goodwill from the application of fair value purchase accounting, (ii) the effects of accounting for derivatives at fair value, (iii) the effects of adjustments to U.S. GAAP in equity method investments, (iv) the effects of eliminating capitalized exchange rate differences and general and administrative expenses capitalized in fixed assets, (v) the effects of recording a liability related to minimum dividends payable, and (vi) the elimination of complementary accounts in deferred taxes as well as the tax impact of purchase accounting.

The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP
	(in millions of constant Ch$ as of December 31, 2005)
Net income (loss) for the year ended December 31:
2003	82,967	77,237
2004	86,805	67,081
2005	110,623	100,276
Shareholders’ equity as of December 31:
2003	1,585,065	1,192,945
2004	1,625,378	1,235,792
2005	1,642,259	1,282,234

Critical Accounting Policies Affecting Operating Results

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in “–U.S. GAAP Reconciliation” above. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our audited consolidated financial statements.

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

Useful lives and impairment of Long-Lived Assets

We estimate the useful lives of our long-lived assets and their impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•                  significant underperformance relative to expected historical or projected future operating results;

•                  significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•                  significant negative industry or economic trends.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity rate increases, and cost trends, such as taxes and plant repair and maintenance. The number of years included in determining discounted cash flow, in our opinion, is estimable in the case of the generating companies because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis vary by country and fluctuate as economic conditions in these countries vary; therefore the likelihood of change in estimate in any given period is high. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions change periodically; therefore, the likelihood of a change in estimate in any given period is high. As a result, the actual cash flows may materially differ from our estimate and we may be required to make additional impairment charges. As of December 31, 2003, 2004 and 2005, the Company assessed the impairment of long-lived assets and determined that there had been no indication of a potential loss on the recoverable value of investments.

Impairment of Goodwill

We assess the impairment of goodwill in a manner similar to that used for long-lived assets. The measurement of the impairment loss is based on the recoverable value of the investment, which we generally determine using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, we must make assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed that the goodwill and related negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. During 2002, the Company recorded a net charge of Ch$ 65.1 billion, in pesos as of December 2005, to write-off all amounts of goodwill and negative goodwill. At a consolidated level this charge amounted to Ch$ 58.7 billion, net of minority interest. As of December, 31 2003, 2004 and 2005, the Company assessed the impairment of goodwill and determined that there had been no indication of a potential loss on the recoverable value of investments.

Income and Deferred Taxes

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate basis. We estimate our actual current tax exposure while assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period. The net deferred tax was a liability of Ch$ 35.1 billion, Ch$ 74.2 billion, and Ch$ 97.0 billion as of December 31, 2003, 2004 and 2005, respectively.

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

The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets. The Company has entered into a number of power purchase agreements on the Argentine side and power sales agreements on the Brazilian side to export electricity from Argentina to Brazil. In order to calculate the fair values of the electricity purchase and sale contracts related to this interconnection business, the Company uses, as a reference, the availability of electricity in each market in order to comply with these sales contracts in Brazil. In the cases in which it is possible to supply these contracts from the Argentine market, we use the curve of expected prices of electricity in this market. In the cases in which we believe the supply of electricity should come directly from Brazil, we have used the Brazilian market as a reference. The Company’s assumptions include our outlook regarding how long the energy crisis in Argentina will last. Such values are included in the reconciliation to U.S. GAAP in Note 32 (w) of the Consolidated Financial Statements.

The Company’s financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase U.S. dollars or Euros and sell UF and interest swaps and dollar and cross-currency swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset (liability) recorded under US GAAP related to financial derivative instruments was Ch$ (11.3) billion and Ch$ (13.1) billion as of December 31, 2004 and 2005, respectively.

The Company’s accounting policy for derivative instruments is discussed in Notes 2 (p) and 32 of our Audited Consolidated Financial Statements.

Pension and Post-Retirement Benefits Liabilities

We have significant pension and post-retirement benefit plan liabilities, which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including for example discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and post-retirement benefit liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions. The net pension and post-retirement liability recorded under U.S. GAAP was, Ch$ 30.6 billion, and Ch$ 28.2 billion as of December 31, 2004 and 2005, respectively.

The following table shows the effect of a 1% reduction in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2004	2005
	(increase in millions of Ch$ )
Projected benefit obligation	1,871	1,695

The following table shows the effect of a 1% reduction in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2004	2005
	(increase in millions of Ch$ )
Accumulated post-retirement benefit obligation	623	767

2.     Overview of Yearly Results

a.     Consolidated Comparative for the Period 2003-2005

Total revenues in 2005 increased to Ch$ 1,123.0 billion, 5.0% greater than in 2004 after increasing 10.2% in 2004 as compared to 2003. Consolidated physical sales increased by 4.6% in 2005 and 5.5% in 2004. The 5.0%

increase in revenues during this period was mainly due to higher sales revenues in Chile resulting from higher physical sales and a better pricing environment. During 2005, the year end appreciation of the Chilean peso to U.S. dollar exchange rate was 8.1%, negatively affecting revenues from foreign operations although partly offset by the 16.8% yearly average appreciation of the Brazilian reais and 11.7% yearly average appreciation of the Colombian peso, which favored results when expressed in Chilean GAAP. The 9.5% increase in revenues during 2004 was due to the increased price of electricity in every country, with the exception of Argentina, as a reaction to the international fuel scenario and the increase in electricity demand, which additionally led to greater physical sales. In 2004, the appreciation of the Chilean peso to U.S. dollar exchange rate was 6%, partly offset by the 8.6% yearly average appreciation of the Colombian peso and 4.9% average appreciation of the Brazilian reais, which favored results when expressed in Chilean GAAP.

Operating expenses increased 5.8% in 2005 after increasing 11.4% in 2004 as compared to 2003. Electricity generation increased by 5.8% in 2005 and 11.1% in 2004. The increase of operating expenses during 2005 was due to the increase in thermal generation in Argentina using liquid fuel at high international prices linked to the dispatch of the interconnection lines to Brazil. In Chile, poor hydrology during the first half of 2005 also contributed to higher operating expenses. This translated into an increase in the variable costs in Argentina and Chile. In 2004, the increase in operating expenses was due to greater thermal generation, accentuated by the natural gas crisis in Argentina and the international price of alternative fuel.

Operating income increased to Ch$ 394.9 billion in 2005, compared to Ch$ 382.3 billion in 2004 or an increase of 3.3%, and Ch$ 359.5 billion in 2003 or an increase of 6.4%. The Ch$ 12.6 billion increase in operating income in 2005 compared to 2004 was mainly due to the Ch$ 33.9 billion increase in operating income in Chile, offset by lower operating income of Ch$ 22.7 billion in Argentina. The Ch$ 22.8 billion increase in operating income in 2004 compared to 2003 was mainly due to the Ch$ 31.4 billion increase in operating income of Colombia, offset by lower operating income of Ch$ 11.1 billion in Peru. The most significant factors effecting these results were:

•                  the complicated fuel scenario in 2004 and 2005 along with the hydro conditions in the countries in which we operate,

•                  the Company’s generation capacity which allowed it to translate greater demand into greater volume sales,

•                  the congruent (but lagging) reaction of electricity prices to market conditions,

•                  the impact of greater electricity demand,

•                  the Company’s commercial strategy determining the level of contracted versus spot market sales which, from 2003 to 2005 has gradually reduced the need to make energy purchases, and

•                  the exchange differences.

The Company’s consolidated net income after taxes and minority interests in 2005 reached Ch$ 110.6 billion compared to Ch$ 86.8 billion in 2004 and Ch$ 83.0 billion in 2003. In 2005, income before taxes and minority interest of Endesa Chile rose by 13.5% over 2004 to Ch$ 239.7 billion, Ch$ 28.5 billion higher than the previous year. Non-operating results positively affected net income for 2005, including a Ch$ 20.7 billion reduction in financial expenses. Income taxes as of December 31, 2005, amounted to Ch$ 92.0 billion compared to Ch$ 96.8 billion at December 31, 2004. Total income tax booked in 2004 was greater than 2005, despite greater taxable income in 2005, as a consequence of greater deferred taxes in 2004. In 2004, income before taxes and minority interest of Endesa Chile rose by 25% over 2003 to Ch$ 211.3 billion, Ch$ 41.9 billion higher than the prior year. The non-operating result also positively affected net income for 2004, when compared to 2003, as a result of a Ch$ 17.3 billion reduction in financial expenses. Income taxes as of December 31, 2004 amounted to Ch$ 96.8 billion compared to Ch$ 29.1 billion at December 31, 2003, a difference produced mainly by an increase in deferred taxes as a result of the effects of the tax losses caused by the devaluation of the Argentine peso in 2002.

3.              Country by Country Comparative Analysis of Operating Results and Details of Non-Operating Figures 2004 vs. 2005

Revenues from operations

Revenues from sales in Chile accounted for 48.8% and 45.3% of our consolidated revenues in 2005 and 2004, respectively. Revenues from sales of electricity in Argentina accounted for 14.0% of our consolidated revenues in 2005 as compared to 14.4% in 2004. Revenues from sales of electricity in Colombia accounted for 23.0% of our consolidated revenues in 2005 as compared to 24.3% in 2004 and revenues from sales of electricity in Brazil accounted for 3.7% of our consolidated revenues in 2005 as compared to 4.1% in 2004. Revenues from sales of electricity in Peru accounted for 10.5% of our consolidated revenues in 2005 as compared to 11.9% in 2004. Other, non-core business revenues accounted for less than 5% of total consolidated revenues in both 2005 and 2004.

The tables below set forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2004 and 2005, and the percentage change from year to year:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Revenues Chile	484,416	548,028	13.1
Revenues Argentina	153,638	156,795	2.1
Revenues Colombia	260,448	258,758	(0.6)
Revenues Brazil (*)	43,518	41,795	4.0
Revenues Peru	127,817	117,663	(7.9)
Total Revenues	1,069,837	1,123,039	5.0

	Year ended December 31,
	2004	2005	% Change
	(GWh)	(GWh)
Energy Sales (Chile)	18,462	20,730	12.3
Energy Sales (Argentina)	11,603	12,579	8.4
Energy Sales (Colombia)	15,148	15,078	(0.5)
Energy Sales (Brazil*)	3,902	2,897	(25.7)
Energy Sales (Peru)	4,328	4,600	6.3
Total	53,443	55,884	4.6

(*)   Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.

Total revenues in Chile during 2005 increased by 13.1%, from Ch$ 484.4 billion to Ch$ 548.0 billion, as a result of an increase in physical sales and stable electricity prices. The favorable hydrology in the second half of the year, especially during the June-September, allowed the company to increase physical sales from hydro generation. Physical energy sales of the company in Chile amounted to 20,731 GWh, equivalent to 12.3% growth over 2004. The increase in electricity sales reflected a 0.3% increase in the average sales price, from Ch$ 24.7 per kWh in 2004 to Ch$ 24.8 per kWh in 2005, due to increases in the regulated node price and the average spot market price.

Revenues in Argentina increased by 2.1%, from Ch$ 153.6 billion in 2004 to Ch$ 156.8 billion in 2005. Physical energy sales of El Chocón amounted to 4,113 GWh in 2005, a 13.3 % increase over the previous year due to improved hydrology. Physical energy sales volumes of Endesa Costanera increased by 6.2% during 2005, reaching 8,466 GWh, compared to 7,973 GWh the previous year, due to greater electricity demand and its ability to generate with liquid fuels. The positive factors were offset in part by a 4.6% decrease in revenues of Endesa Costanera to Ch$ 117.3 billion. The lower level of revenues was mainly explained by the reduction of billings on the export business to Brazil, as a consequence of Endesa Costanera’s inability to completely fulfill its contractual commitment to these customers. (See Item 4. Information on the Company—B. Business Overview—Operations in Argentina). The Company’s average sales price in Argentina expressed in Chilean pesos, in accordance with Technical Bulletin No. 64, decreased 5.9%, from Ch$ 13.2 per kWh in 2004 to Ch$ 12.5 per KWh in 2005. However, when expressed in Argentine local currency, the average sales price increased 5.2% in 2005, due to an increase in the wholesale market spot price.

Revenues in Colombia decreased slightly by 0.6%, from Ch$ 260.4 billion in 2004 to Ch$ 258.8 billion in 2005. Revenues of Emgesa declined by Ch$ 3.5 billion compared to the previous year, principally due to a 2.0% fall in physical energy sales because of lower hydrology. The lower revenues of Emgesa were partially offset by Ch$ 1.8 billion increase in revenues of Betania due to 13.4% increase in production compared to 2004, which enabled it to increase its physical energy sales by 8.0%. The average sales price decreased 0.3%, from Ch$ 17.2 per kWh in 2004 to Ch$ 17.1 per kWh in 2005, expressed in Chilean pesos, in accordance with Technical Bulletin No. 64. When expressed in local currency, the nominal average sales price decrease was 1.2% in 2005.

Revenues from our former subsidiary Cachoeira Dourada, were obtained from consolidated results of only the period from January – September of 2005 as a consequence of the ceased consolidation of Cachoeira Dourada on October 1, 2005. Nine-month revenues for 2005, Ch$ 41.8 billion, represented only a 4.0% decrease compared to twelve-month revenues for 2004, which were Ch$ 43.5 billion. This was mainly due to a favorable hydrology in the southeast-center west region in 2005, as well as due to higher average sales prices. The Company’s overall average sales price increased 29.3% from Ch$ 11.2 per kWh in 2004 to Ch$ 14.4 per kWh in 2005, expressed in Chilean pesos according to the convention of Technical Bulletin No. 64. In Brazilian local currency, the Company’s average sales price increased by 11.4% during 2005.

Revenues from sales of our Peruvian electricity generation company, Edegel, decreased by 7.9%, from Ch$ 127.8 billion in 2004 to Ch$ 117.7 billion in 2005, mainly due to a lower average electricity sales price, offset by an increase in physical sales of 9.2% due to greater demand and better hydrology. The average sales price decreased from Ch$ 29.3 per kWh in 2004 to Ch$ 25.2 per kWh in 2005, equivalent to a 13.8% decrease, expressed in Chilean pesos according to the convention of Technical Bulletin No. 64. The nominal average sales price decrease in local currency was 3.3% in 2005.

Cost of operations

The table below sets forth the breakdown by country of costs of operations for 2004 and 2005 and the percentage change from year to year:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Cost of Operations (1)
Cost of operations (Chile)	309,688	340,294	9.9
Cost of operations (Argentina)	115,360	141,254	22.4
Cost of operations (Colombia)	133,834	133,028	(0.6)
Cost of operations (Brazil)	26,885	19,618	(27.0)
Cost of operations (Peru)	66,075	55,405	(16.1)
Total	651,842	689,599	5.8

(1)          excludes SG&A expenses

Operating costs in Chile increased 9.9% in 2005 when compared to 2004, primarily due to greater thermal generation fuel expenses and electricity purchases resulting from the delayed rainy season in Chile that finally began in June. The average variable cost of generation, excluding electricity purchases, decreased 4.4% to Ch$ 8.8 per kWh in 2005 from Ch$ 9.2 per kWh in 2004, because of 26.5% increased hydro generation in Chile. Cost of electricity purchases, both in terms of energy and capacity, increased from Ch$ 55.0 billion in 2004 to Ch$ 65.0 billion in 2005, mainly due to an increase of 18.5% in physical GWh purchases, while the average purchase cost price went from Ch$ 28.7 in 2004 to Ch$ 28.6 in 2005. Depreciation of assets held in Chile, increased from Ch$ 68.0 billion in 2004 to Ch$ 76.9 billion in 2005, mainly as a consequence of 12 months of Rulco depreciation in 2005, compared to 3 months in 2004.

Costs of operations in Argentina increased Ch$ 25.9 billion to Ch$ 141.3 billion in 2005 from Ch$ 115.4 billion in 2004. Thermal and hydro generation increased 6.9% and 14.6%, respectively. Cost of fuel increased by Ch$ 25.7 billion, caused mainly by generating energy using liquid fuels (fuel oil), and were the main reason for the increase in costs in Argentina. Increased use of liquid fuels was caused by the shortage of natural gas in Argentina. The average variable cost of generation, excluding the cost of electricity purchases, increased from Ch$ 5.9 per kWh in 2004 to Ch$ 7.7 per kWh in 2005 due to the higher cost of fuel. Electricity purchases, both in energy and capacity, decreased Ch$ 1.5 billion during 2005 mainly due to a decrease in the average purchase cost price, which went from Ch$ 19.4 in 2004 to Ch$ 14.7 in 2005. Asset depreciation declined 9.3%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2005 when compared to 2004 by Ch$ 13.1 billion. The average Argentine peso to U.S. dollar exchange rate remained stable in 2005, not significantly impacting operating expenses.

Costs of operations in Colombia decreased slightly by 0.6% to Ch$ 133.0 billion in 2005 from Ch$ 133.8 billion in 2004. Tolls and energy transportation costs increased Ch$ 5.8 billion because of an increase in the average variable cost of generation, which excluding the cost of energy purchases, increased from Ch$ 4.4 per KWh in 2004 to Ch$ 5.0 per KWh in 2005. Electricity purchases, both energy and capacity, decreased Ch$ 4.5 billion during 2005 mainly due to a decrease in the average purchase cost price, which went from Ch$ 10.3 in 2004 to Ch$ 9.1 in 2005. This explained the reduction in cost of electricity purchases of Ch$ 4.5 billion, which offset in part the increased costs. Asset depreciation declined 11.4%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses by Ch$ 15.1 billion in 2005 when compared to 2004, while the 11.7% appreciation of the Colombian peso in terms of the U.S. dollar exercised an increasing impact on expenses.

Costs of operations in Brazil decreased by 27.0%, to Ch$ 19.6 billion in 2005 from Ch$ 26.9 billion in 2004, principally reflecting the disposition of Cachoeira Dourada on October 1, 2005. Not accounting for the disposition of Cachoeira Dourada, when comparing the first nine months of each year, costs of operations in September 2005 when compared to September 2004 also decreased, but in a lower degree, by 4.7%. The reduction in operating expenses of Cachoeira Dourada are mainly explained by greater hydrology in 2005 compared to 2004, allowing us to reduce electricity purchases from other generators as well as a reduction due to depreciation. Asset depreciation declined 31.2% in December 2005 and declined 15% when comparing September 2005 to September 2004, strongly impacted by the revaluation of the Brazilian reais and the Chilean peso. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2005 when compared to 2004 by Ch$ 3.0 billion. The average 2005 appreciation of the reais to U.S. dollar exchange rate was 16.8%.

Costs of operations in Peru decreased by 16.1% to Ch$ 55.4 billion in 2005 from Ch$ 66.1 billion in 2004, mainly due to lower fuel costs and reduced purchases of electricity and also due to the use of natural gas from Camisea instead of diesel, which permitted thermal electricity to be generated at a much lower variable cost. The average variable cost of generation per kWh, excluding electricity purchases, was Ch$ 5.8 in 2005 compared to Ch$ 7.9 in 2004. Electricity purchases, both energy and capacity, decreased Ch$ 2.3 billion during 2005 mainly due to a decrease in the average purchase cost price, which went from Ch$ 32.6 in 2004 to Ch$ 22.3 in 2005. The cost of asset depreciation declined 10.0%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses by Ch$ 7.4 billion in 2005 when compared to 2004, while the 3.4% averaged appreciation of the average Peruvian Sol to U.S. dollar exchange rate in 2005 partially offset this effect.

Administrative and selling expenses

Administrative and selling expenses increased by 8.1% to Ch$ 38.6 billion in 2005 from Ch$ 35.7 billion in 2004.

The table below sets forth the breakdown of selling and administrative expenses for 2004 and 2005 and the percentage change from year to year:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as or December 31, 2005 except percentages)
Administrative and Selling Expenses
In Chile	19,620	18,726	(4.6)
In Argentina	2,662	2,628	(1.3)
In Colombia	3,894	5,181	33.1
In Brazil	1,804	3,608	100.0
In Peru	7,706	8,434	9.4
Total Selling and Administrative Expense	35,686	38,577	8.1

The most relevant factors in this increase in selling and administrative expenses were the greater costs of personnel in Colombia and in Brazil, due to an increase related to the write off of past due billings to CELG, which accrued prior to reaching a new contractual agreement with this customer in 2004. For details on this agreement, see Item 4B—Business Overview—Operations in Brazil.

Operating Margin and Operating Income

Our operating margin, that is, operating income as a percentage of revenues, declined from 35.7% in 2004 to 35.2% in 2005. This slight reduction is explained mainly by a lower operating margin in Argentina, offset in part by improved margins in Chile, Brazil and Peru.

	Year ended December 31,
	2004	2005
	(based on figures in Chilean GAAP in millions of Ch$ as of December 31, 2005)
Operating Margin (Chile)	32.0%	34.5%
Operating Margin (Argentina)	23.2%	8.2%
Operating Margin (Colombia)	47.1%	46.6%
Operating Margin (Brazil)	34.1%	44.4%
Operating Margin (Peru)	42.3%	45.7%
Consolidated Operating Margin	35.7%	35.2%

Endesa Chile’s consolidated operating income, the result of subtracting total operating expenses, including selling and administrative expenses (SG&A), from operation revenues, reached Ch$ 394.9 billion for 2005 compared to Ch$ 382.3 billion for 2004. The following table breaks down operating income by country for the years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Operating Income (Chile)	155,108	189,008	21.9
Operating Income (Argentina)	35,616	12,913	(63.7)
Operating Income (Colombia)	122,721	120,548	(1.8)
Operating Income (Brazil)	14,829	18,570	25.2
Operating Income (Peru)	54,035	53,823	(0.4)
Total	382,309	394,862	3.3

Due to favorable hydrology in Chile in the second half of the year, especially during the June-September period, operating margin and income increased as a result of increased physical sales and stable prices, which was partially offset by increased fuel costs and energy purchase costs during the first half of 2005.

The effect of the appreciation of the Chilean peso on revenues and expenses negatively affected margins because revenues from foreign subsidiaries were translated into Chilean pesos, according to Technical Bulletin No. 64, at a lower year-end exchange rate in 2005 than in 2004. Additionally, the positive effect of this appreciation on fuel prices was offset by the stronger impact on prices of the gas crisis in Argentina and the higher level of international fuel prices, which are denominated in U.S. dollars.

Operating margins and operating income in Argentina declined, mainly as a result of operations of subsidiary Endesa Costanera, which produced a negative contribution to the operating income of Endesa Chile of Ch$1.9 billion compared to income of Ch$29.5 billion in 2004, although under Argentine GAAP it shows an operating gain. The Ch$31.4 billion decrease in operating results of Endesa Costanera in 2005 is mainly explained by lower export margins related to the interconnection lines to Brazil. The El Chocón hydroelectric plant’s increased operating income of Ch$8.7 billion, which resulted from better hydrology and rise in energy sales due to higher natural gas prices on the wholesale market, partially offset the reduced operating results of Endesa Costanera.

Operating margins and operating income in Brazil increased because commercial and market conditions, that is electricity demand, level of prices and hydrology, were favorable for Cachoeira during 2005. Operating income for the first nine months of 2005 was 25.2% higher than the the entire year of 2004, reaching Ch$18.6 billion for the nine-month period in 2005, compared to Ch$14.8 billion for all of 2004.

In Colombia, operating margins and operating income decreased, mainly due to lower hydrology that predominated during the year in the Guavio zone and forced Emgesa to reduce its hydroelectric generation by 4.3 % compared to 2004 and to increase its thermal generation. The Betania hydro plant increased its hydroelectric generation by 13.4%, although this was offset by a 67.0% increase in electricity purchase costs. Operating income from Emgesa slightly decreased from Ch$ 104.5 billion in 2004 to Ch$ 103.8 billion in 2005 and operating income from Betania decreased from Ch$ 18.2 billion in 2004 to Ch$ 16.8 billion in 2005.

Edegel, in Peru, registered higher operating margins and a lower operating income. The lower operating income was mainly due to a 13.8% lower average sales price, offset by 6.3% higher physical energy sales from 4,328 GWh in 2004 to 4,600 GWh in 2005. The impact in operating income was a reduction from Ch$ 54.0 billion in 2004 to Ch$ 53.8 billion in 2005. Furthermore, in consolidated terms, Edegel’s lower operating results for 2005, did not substantially affect Endesa Chile’s total consolidated results, due to the percentage share of Edegel’s operations as part of Endesa Chile’s total consolidated operations of 13.6%.

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Non-operating income:
Interest earned	15,449	15,552	0.7
Equity income of non-consolidated affiliates	19,984	21,374	7.0
Other non-operating income	53,087	33,280	(37.3)
Non-operating expenses:
Interest expense	199,490	178,794	(10.4)
Equity losses of non-consolidated affiliates	90	7,805	8,625.1
Goodwill amortization	1,516	1,366	(9.9)
Other non-operating expenses	82,140	53,586	(34.8)
Monetary correction:
Price level restatement	2,291	1,318	(42.5)
Foreign Exchange translation	21,373	14,901	(30.3)
Non-operating results	(171,052)	(155,126)	(9.3)

Non-operating results amounted to a loss of Ch$ 155.1 billion in 2005 compared to a loss of Ch$ 171.1 billion in 2004, a Ch$ 15.9 billion reduction in losses. The most important factors leading to this reduction include:

•                  consolidated interest expenses reduced by Ch$ 20.7 billion, from Ch$ 199.5 billion in 2004 to Ch$ 178.8 billion in 2005, as a result of reduced debt and the appreciation of the Chilean peso against the U.S. dollar. Higher average cash balances also increased interest income by Ch$ 0.1 billion, from Ch$ 15.4 billion to Ch$ 15.5 billion.

•                  net other non-operating income and expenses show an improved result of Ch$ 8.7 billion, mainly explained by Ch$ 24.5 billion of improvement from the conversion adjustment (Technical Bulletin No. 64 of the Chilean Institute of Accountants) of our foreign subsidiaries, principally the Colombian companies Emgesa and Betania, the former Brazilian subsidiary Cachoeira Dourada S.A. and the Peruvian subsidiary Edegel S.A.A., and by Ch$ 13.2 billion of lower provisions for the re-settlement of energy and capacity, which were partially offset by Ch$ 20.9 billion of higher provisions for contingencies and litigation and Ch$ 7.2 billion of reduced results from the liquidation of swap contracts.

Net income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Operating income	382,310	394,862	3.3
Non-operating income	(171,052)	(155,126)	(9.3)
Net income before taxes, minority interest and negative goodwill amortization	211,257	239,736	13.5
Income tax	(54,678)	(60,140)	9.9
Deferred taxes	(42,112)	(31,814)	(24.5)
Total income taxes	(96,790)	(91,954)	(5.0)
Minority interest	(44,343)	(52,469)	18.3
Amortization of negative goodwill	16,681	15,310	(8.2)
Extraordinary items	0	0	n.a.
Net income	86,805	110,623	27.4

Income Taxes. Current income tax and deferred taxes declined by Ch$ 4.8 billion compared to 2004. Consolidated income taxes amounted to Ch$ 92.0 billion in 2005, composed of a charge of Ch$ 60.1 billion for income taxes, an increase of Ch$ 5.5 billion over 2004 related to higher taxable income, and Ch$ 31.8 billion of deferred taxes, which fell by Ch$ 10.3 billion from 2004. The lower charge for deferred taxes in 2005 is mainly explained by Ch$ 11.8 billion for Endesa Costanera and Ch$ 9.5 billion for Edegel due to the legal agreement achieved in the SUNAT income tax assessment (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”), offset by Ch$ 8.7 billion for Endesa Chile (the parent company).

Minority Interest. Minority interest expenses increased Ch$ 8.1 billion in 2005, mainly due to higher net income of our subsidiaries in Colombia and Peru, partially offset by lower net income of San Isidro in Chile.

4.              Country by Country Comparative Analysis of Operating Results and Details of Non Operating Figures 2004 vs. 2003

Revenues from operations

Revenues from sales in Chile accounted for 45.3% and 49.8% of our consolidated revenues in 2004 and 2003, respectively.  Revenues from sales of electricity in Argentina accounted for 14.4% of our consolidated revenues in 2004 as compared to 12.1% in 2003.  Revenues from sales of electricity in Colombia accounted for 24.3% in 2004 as compared to 22.6% in 2003 and revenues from sales of electricity in Brazil accounted for 4.1% in 2004 as compared to 3.3% in 2003.  In addition, revenues from sales of electricity in Peru accounted for 11.9% in 2004 as compared to 12.1% in 2003.  Other, non-core business revenues accounted for less than 5% of total consolidated revenues in both 2003 and 2004.

The tables below set forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2003 and 2004, and the percentage change from year to year:

	Year ended December 31,
	2003	2004	% Change
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Revenues Chile	486,220	484,416	(0.4)
Revenues Argentina	118,167	153,638	30.0
Revenues Colombia	221,507	260,448	17.6
Revenues Brazil	32,698	43,518	33.1
Revenues Peru	118,655	127,817	7.7
Total Revenues	977,247	1,069,837	9.5

	Year ended December 31,
	2003	2004	% Change
	(GWh)	(GWh)
Energy Sales (Chile)	18,681	18,462	(1.2)
Energy Sales (Argentina)	9,259	11,603	25.3
Energy Sales (Colombia)	14,481	15,148	4.6
Energy Sales (Brazil)	3,770	3,902	3.5
Energy Sales (Peru)	4,443	4,328	(2.6)
Total	50,634	53,443	5.5

Total revenues in Chile decreased 0.4% in 2004 due to lower sales of non generation businesses mainly at Ingendesa, our engineering services subsidiary in Chile.  Revenues from sales of electricity increased by 0.2% to Ch$ 456.6 billion in 2004 from Ch$ 455.7 billion in 2003.  The increase in electricity sales reflected a 1.4% increase in the average sales price, from Ch$ 24.4 per kWh in 2003 to Ch$ 24.7 per kWh in 2004, affected by the increase in the regulated node price and the average spot market price.  The price increase effect was offset by the reduced volume of electricity sales, which declined 1.2% in 2004.  The lower level of volume sales was a consequence of the level of contractual commitments and hydrology.  The lower hydro generation due to the level of hydrology in reservoirs and rivers was partly offset by thermal generation and the successful start-up of the 690 MW Ralco power plant, which began operations in September 2004 and supplied nearly 1,300 GWh at December 31, 2004.  Spot market GWh sales increased 9.3% from 2,920 GWh in 2003 to 3,192 GWh in 2004 while sales to contracted customers declined 3.1%.

Revenues in Argentina increased by 30.0%, from Ch$ 118.2 billion in 2003 to Ch$ 153.6 billion in 2004.  The increase in revenues was primarily due to a 25.3% increase in the volume of electricity sales.  The main drivers of this increase were greater demand for electricity in the Argentine market and Endesa Costanera’s ability to generate electricity with liquid fuels as an alternative to natural gas when the natural gas supply in Argentina is in crisis.  Volume sales at our Chocón plant in 2004 were 22.4% lower than in 2003 due to less favorable water levels.  The Company’s average sales price in Argentina expressed in Chilean pesos according to the convention of Technical Bulletin 64 increased 3.7%, from Ch$ 12.8 per kWh in 2003 to Ch$ 13.2 in 2004.  However, when expressed in Argentine local currency, the nominal average sales price increased 13.0% in 2004 due to an increase in the wholesale market spot price.

Revenues in Colombia increased by 17.6%, from Ch$ 221.5 billion in 2003 to Ch$ 260.4 billion in 2004.  Physical electricity sales increased 4.6% due to higher sales at Emgesa which were driven by market demand and hydrology.  Both spot market and contracted energy sales increased in both 2004 and 2003, representing 36% and

64%, respectively, of our total sales in Colombia.  The average sales price increased 12.4%, from Ch$ 15.3 per kWh in 2003 to Ch$ 17.2 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64.  When expressed in local currency, the average sales price increase was 7.8% in 2004.

Revenues from our Brazilian subsidiary, Cachoeira Dourada, increased by 33.1% from Ch$ 32.7 billion in 2003 to Ch$ 43.5 billion in 2004.  This revenue increase is due to a 3.5% increase in physical sales, which reached 3,902 GWh in 2004, and higher electricity prices.  Volume increased due to greater demand and favorable hydroelectric conditions in the southeast.  Sales prices were higher in both the spot market and the contracted market.  Revenues from Cachoeira Dourada’s main customer, Celg, increased according to the terms of their contractual agreement and also as a result of 14 million reales recognized in June 2004 following the conclusion of a legal dispute regarding revenues not billed during the second semester of 2003.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”  The Company’s overall average sales price increased 28.6% from Ch$ 8.7 per kWh in 2003 to Ch$ 11.2 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64 (after adjusting for income in arrears from 2003).  In Brazilian local currency, the Company’s average sales price increased by 26.2% during 2004.

Revenues from sales of our Peruvian electricity generation company, Edegel, increased by 7.7%, from Ch$ 118.7 billion in 2003 to Ch$ 127.8 billion in 2004.  The volume of electricity sales declined due to lower hydro generation as a consequence of poor hydrology in the region, mainly during the first semester of 2004.  The average sales price increased from Ch$ 26.5 per kWh in 2003 to Ch$ 29.3 per kWh in 2004, equivalent to a 10.4% increase, expressed in Chilean pesos according to the convention of Technical Bulletin 64.  The average sales price increase in local currency was 18.2% in 2004.

Cost of operations

The table below sets forth the breakdown by country of costs of operations for 2003 and 2004 and the percentage change from year to year:

	Year ended December 31,
	2003	2004	% Change
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Cost of Operations (1)
Cost of operations (Chile)	302,922	309,688	2.2
Cost of operations (Argentina)	81,808	115,360	41.0
Cost of operations (Colombia)	127,316	133,834	5.1
Cost of operations (Brazil)	26,776	26,885	0.4
Cost of operations (Peru)	45,701	66,075	44.6
Total	584,519	651,842	11.5

(1)          excludes SG&A expenses

The 2.2% increase in operating costs in Chile during 2004 when compared to 2003 is due to greater thermal generation fuel expenses and electricity purchases.  Weaker hydro conditions during the first semester of 2004 led to a 26% increase in thermal generation, resulting in an average variable cost of generation, excluding electricity purchases, of Ch$ 9.2 per kWh in 2004, compared to Ch$ 8.8 per kWh in 2003.  Electricity purchases, both energy and capacity, increased from Ch$ 51.5 billion in 2003 to Ch$ 55.0 billion in 2004.  Physical GWh purchases declined, but the higher average price, which went from Ch$ 21.4 in 2003 to Ch$ 28.7 in 2004, implied increasing the total cost.  These greater costs were partially offset by a 7% reduction in asset depreciation, from Ch$ 73.2 in 2003 to Ch$ 68.0 in 2004.

Costs of operations in Argentina increased by 41.0% to Ch$ 115.4 billion in 2004.  Total physical generation increased by 41.2%.  Thermal generation increased 99.8% and hydro generation declined 15.0%.  As a result of the natural gas shortage in Argentina, Endesa Costanera increased its use of liquid fuel in thermal generation, which is relatively more expensive than natural gas.  As a result of the higher volume and price, cost of fuel increased by 237.6% or Ch$ 40.2 billion during 2004.  The average variable cost of generation, excluding the cost of electricity purchases, increased from Ch$ 3.2 per kWh in 2003 to Ch$ 5.9 per kWh in 2004 due to the higher cost of fuel.  Physical electricity purchases declined in 2004, reducing purchase expenses from Ch$ 10.0 billion in 2003 to Ch$ 6.1 billion in 2004.  The cost of asset depreciation increased 7.3%.  The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 6.8 billion.

Costs of operations in Colombia increased by 5.1% to Ch$ 133.8 billion in 2004 from Ch$ 127.3 billion in 2003.  Physical generation was 10.1% greater in 2004 than 2003 as a consequence of favorable hydrology, which, although leading to higher tolls and energy transportation costs, implied reducing electricity purchases.  The variable cost per kWh generated in 2004, excluding the cost of energy purchases, was Ch$ 4.4 compared to Ch$ 3.7 in 2003.  The volume of electricity purchases declined 11.1% and the cost of purchases expressed in Chilean pesos declined 1.4% affected by the 8% appreciation of the yearly average Colombian peso U.S. dollar exchange rate.  Asset depreciation declined 8.4%.  The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses by Ch$ 10.7 billion in 2004 when compared to 2003.

Costs of operations in Brazil remained stable, reaching Ch$ 26.9 billion in 2004 as compared to Ch$ 26.8 billion in 2003.  Physical generation was 7.9% greater in 2004 than 2003 as a consequence of favorable hydrology, which increased transportation costs, but implied reducing the volume electricity purchases.  The volume of electricity purchases declined 14.1%, but the cost of purchases increased due to the increase in the price of purchases.  The average variable cost per kWh generated in 2004, excluding the cost of energy purchases, was Ch$ 1.9 in 2004 and Ch$ 1.9 in 2003.  The higher costs incurred were offset by lower asset depreciation.  The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 2.2 billion.

Costs of operations in Peru increased by 44.6% to Ch$ 66.1 billion in 2004 from Ch$ 45.7 billion in 2003, mainly due to an increase of Ch$ 14.5 billion in fuel expenses and a Ch$ 4.3 billion increase in energy purchases.  The increase in these expenses was due to the lack of rainfall, mainly during the first semester of 2004, which caused total thermal generation in 2004 to be 15 times greater than 2003 and also required an increase in physical energy purchases of 26.6%.  The variable cost of generation per kWh, excluding electricity purchases, was Ch$ 7.9 in 2004 compared to Ch$ 3.5 in 2003.  The cost of asset depreciation declined 4.6%.  The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses by Ch$ 3.8 billion in 2004 when compared to 2003.

Administrative and selling expenses

Administrative and selling expenses increased by 7.3% to Ch$ 35.7 billion in 2004 from Ch$ 33.3 billion in 2003, although the percentage of total operating expenses declined from 5.7% in 2003 to 5.5% in 2004.  The most relevant factors in the increase in the level of expenses are an increase in the cost of personnel in Argentina and Chile, in Argentina related to the 41% increase in electricity generation and in Chile related to higher provisions for retirement benefits, and the increase in insurance expenses and personnel costs in Colombian subsidiaries.

The table below sets forth the breakdown of selling and administrative expenses for 2003 and 2004 and the percentage change from year to year:

	Year ended December 31,
	2003	2004	% Change
	(in millions of constant Ch$ as or December 31, 2004 except percentages)
Administrative and Selling Expenses
In Chile	18,427	19,620	6.5
In Argentina	2,049	2,662	29.9
In Colombia	2,885	3,894	35.0
In Brazil	2,039	1,804	(11.5)
In Peru	7,864	7,706	(2.0)
Total Selling and Administrative Expense	33,263	35,686	7.3

Operating Margin and Operating Income

Our operating margin, that is, operating income as a percentage of revenues, declined from 36.8% in 2003 to 35.7% in 2004.  This reduction is explained by a lower operating margin in Chile, Argentina and Peru.

	Year ended December 31,
	2003	2004
	(based on figures in Chilean GAAP in millions of Ch$ as of December 31, 2004)
Operating Margin (Chile)	33.9%	32.0%
Operating Margin (Argentina)	29.0%	23.2%
Operating Margin (Colombia)	41.2%	47.1%
Operating Margin (Brazil)	11.9%	34.1%
Operating Margin (Peru)	54.9%	42.3%
Consolidated Operating Margin	36.8%	35.7%

Endesa Chile’s consolidated operating income, the result of subtracting total operating expenses, including selling and administrative expenses (SG&A), from operation revenues, reached Ch$ 382.3 billion for 2004 compared to Ch$ 359.5 billion for 2003.  The following table breaks down operating income by country for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004	% Change
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Operating Income (Chile)	164,870	155,108	(5.9)
Operating Income (Argentina)	34,313	35,616	3.8
Operating Income (Colombia)	91,306	122,721	34.4
Operating Income (Brazil)	3,884	14,829	281.8
Operating Income (Peru)	65,091	54,035	(17.0)
Total	359,464	382,310	6.4

In Chile, operating margin and income declined due to relatively lower hydro conditions, mainly in the first semester of 2004, in addition to the natural gas crisis in Argentina, which increased fuel costs and energy purchase costs.  Although electricity spot sales prices reacted, node prices and free customer contract prices react with a lag.

With regard to foreign subsidiaries, the effect of the appreciation of the Chilean peso on revenues negatively affected margins because revenues from foreign subsidiaries were translated into Chilean pesos, according to Technical Bulletin 64, at a lower year-end exchange rate in 2004 than in 2003.  Additionally, the positive effect of this appreciation on fuel prices was offset by the stronger impact on prices of the gas crisis in Argentina and the level of international fuel prices, which are denominated in U.S. dollars.

Operating margins in Argentina declined as a consequence of the government’s intervention on the sales price, although operating income increases due to the strong impact of volume sales.  The operating margin from Argentina declined as a consequence of the limited reaction of the electricity market prices to market conditions.  Market prices were unable to adjust to demand conditions and the actual cost of fuel because resolutions of the Argentine government controlled the sales price in the wholesale market.  Operating income from Endesa Costanera increased Ch$ 1.0 billion to Ch$ 29.5 billion and operating income from Chocón increased Ch$ 0.4 billion to Ch$ 6.1 billion in 2004.  Operating margin and operating income in Brazil increased as a consequence of greater demand, the agreement reached with the Company’s main customer, Celg, which included billing electricity delivered and not billed in 2003, hydrology conditions, and simultaneously better prices on the spot market.

In Colombia, operating margins and operating income increased, due to greater demand and hydrology, increasing volume sales, and hydro generation and simultaneously better market sales prices.  Operating income from Emgesa increased Ch$ 19.0 billion to Ch$ 104.5 billion and operating income from Betania increased Ch$ 12.4 billion to Ch$ 18.2 billion in 2004.

Edegel, in Peru, registered lower operating margins and operating income.  This was caused by the low level of hydrology, mainly during the first semester of the 2004, which led to greater thermal generation, at relatively high international prices, and greater electricity purchases at very high spot prices.  Another contributing factor was the reaction of the government, which required private generators to supply energy to distributors without contractual agreements, at the regulated tariff, which at times was one fifth of the alternative spot market price, consequently preventing the company from offsetting greater costs by increasing the average sales price.

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2003	2004	% Change
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Non-operating income:
Interest earned	16,207	15,449	(4.7)
Equity income of non-consolidated affiliates	18,841	19,984	7.9
Other non-operating income	47,332	53,087	12.2
Non-operating expenses:
Interest expense	(216,772)	(199,490)	(8.0)
Equity losses of non-consolidated affiliates	(396)	(90)	(77.4)
Goodwill amortization	(1,639)	(1,516)	7.5
Other non-operating expenses	(63,780)	(82,140)	28.8
Monetary correction:
Price level restatement	610	2,291	275.2
Foreign Exchange translation	9,510	21,373	124.7
Non-operating results	(190,085)	(171,052)	(10.0)

Non-operating results amounted to a loss of Ch$ 171.1 billion in 2004 in comparison to a loss of Ch$ 190.1 billion in 2003, a Ch$ 19.0 billion reduction in losses.  The most important factors leading to this reduction include:

•                  lower interest expenses of Ch$ 17.3 billion mainly due to the appreciation of the Chilean peso against the U.S. dollar, considering that, as of December 31, 2004, 69% of the Company’s financial debt (net of currency hedging instruments) was denominated in U.S. dollars;

•                  greater income due to foreign exchange translation of Ch$ 11.9 billion mainly due to the 6.1% appreciation of the Chilean peso during 2004 compared to the 17.4% appreciation in 2003; and

•                  other non-operating expenses increased by Ch$ 18.4 billion mainly explained by the provisions made as a consequence of the resettlements of capacity power payments among the generation companies connected to the main interconnected electricity system in Chile, SIC, from years 2000 to 2003 resulting from Resolution 35 adopted by the Ministry of Economy in December 2004.  (See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Divergence of Firm Capacity.”)

Net income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2003	2004	% Change
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Operating income	359,465	382,310	6.4
Non-operating income	(190,085)	(171,052)	(10.0)
Net income before taxes, minority interest and negative goodwill amortization	169,379	211,257	24.7
Income tax	(53,187)	(54,678)	(2.8)
Deferred taxes	24,115	(42,112)	n.a.
Total income taxes	(29,072)	(96,790)	232.9
Minority interest	(73,894)	(44,343)	(40.0)
Amortization of negative goodwill	16,555	16,681	0.8
Extraordinary items	0	0	n.a.
Net income	82,967	86,805	4.6

Income Taxes.  The higher figure for income tax is explained by the higher level of taxable income from operations in Colombia.

The higher charge for deferred taxes, which are non-cash items, increased Ch$ 66.2 billion compared to 2003, mainly explained by the Ch$ 49.7 billion increase at our subsidiaries in Argentina.  During 2003, Endesa Costanera and El Chocón registered important tax losses as a result of the significant devaluation of the Argentine peso.  However, as a result of the recovery of the Argentine exchange rate and improved results of the companies, the balance of these losses was reduced in 2004.  Also, to a lesser extent, certain of our other companies registered an increase in deferred taxes: Endesa Chile itself with Ch$ 8.7 billion and Edegel with Ch$ 5.6 billion.

Minority Interest.  Minority interest expenses declined Ch$ 29.6 billion in 2003, due to the lower net income from San Isidro in Chile, Edegel in Peru, and Chocón and Endesa Costanera in Argentina, the latter due solely to an increase in tax expenses related to the appreciation of the Argentine peso, (as Endesa Costanera’s income before taxes was 45% greater than in 2003).

B.            Liquidity and capital resources.

The following discussion of our cash sources and uses reflects the key drivers of cash flow of Endesa Chile, as they are regularly informed to the holders of Endesa Chile debt and included as a financial covenants ratio.  (For information on cash flows from the accounting rather than financial perspective, see the Audited Consolidated Statement of Cash Flows in Item 18.)

We believe that cash flow generated from operations, cash balances, assets sales, borrowings from commercial banks and access to both domestic and foreign capital markets will be sufficient to meet our needs for working capital, debt service, dividends and routine capital expenditures.

Endesa Chile receives cash inflows from its own operational assets, from its wholly owned subsidiaries and non wholly owned subsidiaries as well as from related companies in Chile and abroad.

Cash flows received from subsidiaries in which Endesa Chile has 100% ownership, that is, San Isidro, Endesa Internacional and Cono Sur, are included in the analysis as inflows and outflows from operating activities, given that these companies revenues and expenses are wholly owned by Endesa Chile. Endesa Chile has always had access to these wholly-owned subsidiary cash flows.  Inflows and outflows of non-wholly owned subsidiaries and related companies in Chile and abroad are included in the analysis primarily as dividends and capital reductions received from investment in shares in those companies, and also as interest income and intercompany debt amortization resulting from intercompany loans to those companies.

(figures in U.S.$ million)	2004	2005
INITIAL CASH (A)	10.5	125.8

SOURCES (B) + (C)	1,100.1	1,106.3

Cash Inflows from Chile (B)	871.6	981.5
Cash Inflows from Operations	645.0	863.8
Interest Income from Chilean Subs	4.7	5.8
Dividends from Chilean Subs	109.3	66.8
Amortization of Intercompany loans from Chilean Subs	12.7	0.0
Other Income from non-Operating Activities	99.8	45.2

Cash Inflows from foreign subsidiaries (C)	228.5	124.8
Interest Income from foreign Subs	34.5	11.5
Dividends from Foreign Subs	45.4	50.3
Capital Reductions	8.5	18.3
Amortization of Intercompany loans from Foreign Subs	138.0	42.6
Management Fee and Others	2.1	2.0

USES (D) + (E)	984.8	1,208.8

Cash Outflows from Operations (D)	535.3	654.5
Cash Outflows from Operations	512.1	594.2
Taxes	23.3	60.3

Cash Outflows from Non-Operating Activities (E)	449.4	554.3
Intercompany Loans	0.0	41.0
Interest Expenses and Derivative Contracts	191.7	215.8
Dividend Payment	36.5	60.8
Net Financial Debt Amortization	208.5	221.3
Others	12.7	15.4

FINAL CASH (A)+(B)+(C)–(D)–(E)	125.8	23.4

For the twelve-month period ended December 31, 2005, Endesa Chile’s principal sources of funds were:

•                  U.S.$ 863.8 million cash inflows from operating revenues, before taxes and interest expenses, of Endesa Chile and its wholly owned Chilean subsidiaries;

•                  U.S.$ 72.6 million from interest income, dividends and amortization of intercompany loans from its non-wholly owned Chilean subsidiaries;

•                  U.S.$ 45.2 million from non-operating activities, includes U.S.$ 5.5 million from the sales of assets, U.S.$ 24.2 million from interest income and intercompany debt amortization from related companies and third parties, dividends of U.S.$ 3 million from related companies; the inflow for U.S.$ 12.5 million received from the re-settlement of balances of firm capacity in the SIC, made by the CDEC-S1C, for the period between April 2000 to March 2004;

•                  U.S.$ 11.5 million on interest income from intercompany debt with its Argentine subsidiaries;

•                  U.S.$ 50.3 million from dividends, which included U.S.$ 36.1 million from Brazilian subsidiaries and related companies and U.S.$ 14.1 million from Peruvian subsidiaries;

•                  U.S.$ 18.3 million in capital reductions, which are wholly contributed by Peruvian subsidiaries;

•                  U.S.$ 42.6 million from intercompany debt amortization by Colombian subsidiaries.

Funds received from foreign subsidiaries, principally in Perú and Colombia, are in line with the financial objectives of Endesa Chile, that is to refinance subsidiaries debt in local currency.

For the same twelve-month period ended December 31, 2005, Endesa Chile’s principal cash outflows totaled an approximate amount of U.S.$ 1,208.8 million, through the following:

•                  U.S.$ 594.2 million in operating expenses of Endesa Chile and its wholly owned Chilean subsidiaries, including investments and capital expenditure;

•                  U.S.$ 60.3 million in net sale taxes paid by Endesa Chile and its wholly owned Chilean subsidiaries;

•                  U.S.$ 41.0 million in net intercompany loans, borrowed by its Chilean subsidiaries in which Endesa Chile does not have a 100% ownership;

•                  U.S.$ 215.8 million in interest expenses (net of derivative contracts). In 2005, derivative instruments resulted in negative U.S.$ 8.9 million;

•                  U.S.$ 60.8 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s wholly owned Chilean subsidiaries to third parties.  During 2005, Endesa Chile raised its dividend policy from 30% to 50%.

•                  U.S.$ 221.3 million of net financial debt amortization (discounting new debt used for refinancing purposes).   Endesa Chile continues to reduce debt using free cash flow.  In addition, to its programmed debt payment schedule in late April 2005, Cía, Eléctrica San Isidro S.A. (a wholly-owned Endesa Chile subsidiary), fully prepaid the outstanding portion of its Mitsubishi Corp. supplier credit, for a total amount of U.S.$ 46.5 million.  On May 2, 2005, Endesa Chile prepaid the Local Bond Series C2, D1 and D2 using cash surpluses, for a total amount of approximately U.S.$ 31 million and also during the last quarter of the year made two U.S.$ 60 million prepayments of its Revolving Credit Facility.  The item “Others” in “Cash Outflows from Non-Operating Activities” includes the payment of U.S.$ 15 million to acquire an additional 25% of Compañía Eléctrica San Isidro S.A., with which the Endesa Chile direct and indirect shareholding in the company reaches 100% of the share capital;

For the twelve-month period ended December 31, 2004, our principal sources of funds were:

•                  U.S.$ 645.0 million cash inflows from operating revenues, before taxes and interest expenses of Endesa Chile and its Chilean wholly owned subsidiaries;

•                  U.S.$ 126.7 million from interest income, dividends and amortization of intercompany loans from its non-wholly owned Chilean subsidiaries;

•                  U.S.$ 99.8 million from non-operating activities, which includes U.S.$ 60.0 million from the sale of Endesa Chile’s former subsidiary Infraestructura 2000, and U.S.$ 39.8 million from interest income and intercompany debt amortization from related companies and interest income from time deposit;

•                  U.S.$ 34.5 million on interest income from intercompany debt with its foreign subsidiaries, which includes U.S.$ 11.8 million received from its Argentine subsidiaries and U.S.$ 22.7 million from Colombian subsidiaries;

•                  U.S.$ 45.4 million from dividends, which included U.S.$ 27.8 million from Brazilian subsidiaries and related companies and U.S.$ 17.6 million from its Peruvian subsidiaries;

•                  U.S.$ 8.5 million in capital reductions, which are wholly contributed by Peruvian subsidiaries;

•                  U.S.$ 118.0 million from intercompany debt amortization of Colombian subsidiaries and U.S.$ 20.0 million from Argentine subsidiaries. In November 2004, Betania issued a bond in the Colombian market to prepay part of the intercompany debt owed to Cono Sur, Endesa Chile’s wholly owned subsidiary.

The aggregate inflows of cash from these sources amounted to approximately U.S.$ 1,100.1 million.

For the same twelve-month period ended December 31, 2004, Endesa Chile’s principal cash outflows totaled an approximate amount of U.S.$ 984.8 million, through the following:

•                  U.S.$ 512.1 million from operating expenses of Endesa Chile and its wholly owned Chilean subsidiaries, including investments and capital;

•                  U.S.$ 23.3 million in net sale taxes paid by Endesa Chile and its Chilean wholly owned subsidiaries;

•                  U.S.$ 191.7 million in net interest expenses (including derivative contracts). During 2004, the result in derivative’s instruments was positive in U.S.$ 24.7 million;

•                  U.S.$ 36.5 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s Chilean wholly owned subsidiaries to third parties;

•                  U.S.$ 208.5 million of net financial debt amortization (discounting new debt used for refinancing purposes);

Endesa Chile’s cash generation including its wholly owned subsidiaries, as of December 31, 2004 was approximately U.S.$ 125.8 million.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds to us, please see “Item 3. Key Information—D. Risk Factors—We depend in part on payments from our subsidiaries and related companies to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We coordinate all generation acquisition financing at Endesa Chile. For information regarding our commitments for capital expenditures, see “Item 4.—Information on the Company—A. History and Development of the Company—Investments, Capital Expenditures and Divestitures.”

We have accessed the international equity capital markets, registering one ADS issuance with the SEC in August 3, 1994. We have also frequently issued bonds in the international capital markets, or Yankee Bonds. Endesa Chile and Endesa Chile Internacional issued Yankee Bonds between 1996 and 2003, of which U.S.$ 2.20 billion are currently outstanding. In June 2000 Endesa Chile established a Euro medium-term note program, or EMTN Program, for an aggregate amount of € 1 billion. In July 2000 Endesa Chile issued € 400 million in 3-year floating rate notes, which were paid in 2003.

The following table lists the Yankee Bonds of Endesa Chile and consolidated subsidiaries outstanding as of the date of this annual report.  The weighted average annual interest rate for Yankee Bonds issued by Endesa Chile and its consolidated subsidiaries, of which an aggregate principal amount U.S.$ 2.20 billion is currently outstanding, is 8.04.%

Issuer	Maturity	Coupon	Aggregate Principal Amount Issued
		(as a percentage)	(in U.S. millions)
Endesa Chile Internacional	April 1,2006	7.200	150
Endesa Chile	July 15, 2008	7.750	400
Endesa Chile	April 1, 2009	8.500	400
Endesa Chile	August 1, 2013	8.350	400
Endesa Chile	August 1, 2015	8.625	200
Endesa Chile	February 1, 2027	7.875	230
Endesa Chile (1)	February 1, 2037	7.325	220
Endesa Chile	February 1, 2097	8.125	200

(1)          Holders of these Yankee Bonds can exercise a put option against Endesa Chile on February 1, 2009.

The Endesa Chile Yankee Bonds contain covenants that place restrictions on the extent to which Endesa Chile and certain of its subsidiaries may (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.

Endesa Chile and our subsidiaries in the five countries in which we operate also have access to the local capital markets, where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors.  As of the date of this report, we are in compliance with our material covenants contained in our debt instruments.  For detailed information about local bonds issued by Endesa Chile, see note 16 to our Audited Consolidated Financial Statements.

Endesa Chile is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. On May 15, 2003, Endesa Chile merged its outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into a credit agreement for approximately U.S.$ 743 million, refinancing most of the existing bank indebtedness of the Company. This facility eliminated a mandatory prepayment in the event that the borrower fails to achieve “investment grade” ratings from Standard & Poor’s.  The total outstanding amount under this credit facility has been prepaid in full.

On July 18, 2003, Endesa Chile, acting directly through its Cayman Island branch, issued two Yankee Bonds for amounts of U.S.$ 400 million and U.S.$ 200 million and maturities on August 1, 2013 and August 1, 2015, respectively. The principal use of proceeds was to pay the € 400 million three-year floating rate notes issued in 2000 by Endesa Chile Internacional (Endesa Chile’s wholly-owned finance subsidiary), which matured on July 24, 2003.

On October 24, 2003, Endesa Chile successfully placed a local bond for UF 8,000,000 (approximately U.S.$ 214 million) in two equal tranches with maturities of 7 and 25 years at rates of 5.65% and 6.74% respectively. The use of these proceeds was to prepay part of the U.S.$ 743 million credit facility dated May 15, 2003.

On February 4, 2004, Endesa Chile entered into an agreement with a syndicate of banks to provide a new U.S.$ 250 million senior unsecured term loan facility through Endesa Chile’s Cayman Islands branch. Endesa Chile borrowed the full amount under this facility to repay the outstanding balance of the U.S.$ 743 million credit facility dated May 15, 2003.

On November 5, 2004, Endesa Chile, through Endesa Chile’s Cayman Islands branch, entered into a new credit agreement pursuant to which a syndicate of banks agreed to provide a new U.S.$250 million senior unsecured revolving loan facility (the “Endesa Chile Facility”), the proceeds of which were used to repay all amounts outstanding under the February 4, 2004 credit facility.

The Endesa Chile Facility ranks pari passu with all other unsubordinated debt of Endesa Chile. No principal repayments are required under the Endesa Chile facility until it matures on November 10, 2010. Prior to maturity, Endesa Chile is required to pay interest in respect of the unpaid principal amount of all loans under the Endesa - Chile Facility, subject to mandatory prepayment of all amounts owed to any lender, at the option of such lender, in the event of a change of control or Endesa Chile ceasing to be a public company.

The Endesa Chile Facility requires Endesa Chile to maintain specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 9.40:1 in 2004 to 7.50:1 in 2010), indebtedness to EBITDA (ranging from 6.30:1 in 2004 to 4.20:1 in 2010), debt to equity (ranging from 112.5% in 2004 to 100.0% in 2010), and a minimum ratio of adjusted cash flow to interest expense (ranging from 1.50:1 in 2004 to 2.0:1 in 2010).

The Endesa Chile Facility contains covenants that place restrictions on the extent to which Endesa Chile and certain of its subsidiaries can (i) sell, assign, transfer or contribute essential operating assets, (ii) repurchase or redeem its capital stock or make other distributions in respect of its capital stock, (iii) consummate mergers, consolidations, liquidations or dissolutions, (iv) conduct sales of assets, (v) create or incur liens on properties and assets, (vi) enter into transactions with affiliates (other than in the ordinary course of business and at arm’s length),

(vii) enter into sale and leaseback transactions and (viii) permit any material change in the nature of the principal business of Endesa Chile or of Endesa Chile and its subsidiaries taken as a whole. These restrictions will cease to apply upon repayment in full of the Endesa Chile Facility, which matures on November 10, 2010. We do not consider these covenants and restrictions to be material.

The margin over LIBOR at which interest accrues under the Endesa Chile Facility is determined by reference to the S&P rating of Endesa Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 30 basis points for an A- or higher rating to 87.5 basis points for a rating lower than BB+. At the time of this filing, the current interest rate applicable to the Endesa Chile Facility is LIBOR plus 37.5 basis points. For detailed information about weighted average interest rates applicable to our bank loans, see Note 15 to our Audited Consolidated Financial Statements.

Due to voluntary prepayments made during November and December 2005, in an aggregate amount of U.S.$ 120 million, the outstanding amount as of December 31, 2005, of this Endesa Chile Facility was U.S.$ 130 million.

On January 26, 2006, Endesa Chile, through Endesa Chile’s Cayman Islands branch, entered into a new credit agreement pursuant to which a syndicate of banks agreed to provide a new U.S.$ 200 million senior unsecured revolving loan facility (the “Endesa Chile New Facility”). This committed revolving facility shall be used for general corporate purposes, including repayment of the 7.2% Yankee Bond Notes maturing in April 1, 2006.

The Endesa Chile New Facility ranks pari passu with all other unsubordinated debt of Endesa Chile. No principal repayments are required under the Endesa Chile New facility until it matures on July 28, 2011. Prior to maturity, Endesa Chile is required to pay interest in respect of the unpaid principal amount of all loans under the Endesa Chile New Facility, subject to mandatory prepayment of all amounts owed to any lender, at the option of such lender, if Endesa Chile ceases to be a public company, in the event of a change of control, if Endesa Chile repurchases or redeems its capital stock (other than the minimum required by law) or any Government Agency of Chile shall impose currency restrictions.

The Endesa Chile New Facility requires Endesa Chile to maintain two specified financial covenants related to Consolidated indebtedness to EBITDA (ranging from 6.40:1 in 2005 to 5.90:1 in 2010) and debt to equity (ranging from 112.5% in 2005 to 102.0% in 2011).

The Endesa Chile New Facility contains covenants that place restrictions on the extent to which Endesa Chile and certain of its subsidiaries (i) consummate mergers, consolidations, liquidations or dissolutions, (ii) create or incur liens on properties and assets, (iii) enter into transactions with affiliates (other than in the ordinary course of business and at arm’s length) (iv) permit any material change in the nature of the principal business of Endesa Chile or of Endesa Chile and its subsidiaries taken as a whole. These restrictions will cease to apply upon repayment in full of the Endesa Chile New Facility, which matures on July 28, 2011. We do not consider these covenants and restrictions to be material.

The margin over LIBOR at which interest accrues under the Endesa Chile New Facility is determined by reference to the S&P rating of Endesa Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 20 basis points for an A- or higher rating to 75 basis points for a rating lower than BBB-. At the time of this filing, the current interest rate applicable to the Endesa Chile New Facility is LIBOR plus 30 basis points. For detailed information about weighted average interest rates applicable to our bank loans, see Note 15 to our Audited Consolidated Statements.

On December 11, 2002, Standard & Poor’s lowered its rating for Endesa Chile from “BBB+” to “BBB” as a result of the currency devaluations affecting our Argentine and Brazilian subsidiaries and the reduction in the Chilean node prices. On February 21, 2003, Endesa Chile was downgraded again from “BBB” to “BBB-” with a negative outlook based primarily on Standard & Poor’s heightened concerns about Endesa Chile’s ability to refinance in the midst of difficult market conditions and the deterioration of our investments in Argentina and Brazil. On May 16, 2003, and as a direct consequence of our new bank refinancing, Standard & Poor’s lifted its negative outlook and maintained Endesa Chile’s corporate foreign currency ratings debt rating at “BBB-” with a stable outlook. This rating was maintained in the January 2005 review. Nevertheless on October 26, 2005, Standard and Poor’s changed the outlook from “stable” to “positive.”

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions. The Endesa Chile Facility, and the Yankee Bonds represent the Company’s most material indebtedness, and contain the most material cross default provisions. Other outstanding indebtedness is for less significant amounts, and their cross default provisions, if any, have higher thresholds.

Payment defaults in relation to any individual indebtedness of Endesa Chile, or of its relevant subsidiaries, subject to expiration of applicable grace periods (if any) and a materiality threshold of U.S.$ 30 million outstanding (U.S.$ 50 million in the case of the Endesa Chile New Facility) on an individual basis could give rise to a cross default under these facilities. Endesa Chile’s relevant subsidiaries that have indebtedness in excess of U.S.$ 30 million as of December 31, 2005 are Endesa Chile Internacional and Betania. If Endesa Chile or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of U.S.$ 30 million, Endesa Chile’s bondholders would have cross acceleration rights. Endesa Chile’s subsidiaries that have indebtedness in excess of U.S.$ 30 million as of December 31, 2005 are Betania, Emgesa, Endesa Chile Internacional and Endesa Costanera. Any event of default arising out of Endesa Chile’s Yankee Bonds could trigger a cross default under most of the existing bank credit agreements.

In addition to the payment cross default provisions described in the previous paragraphs, certain indebtedness of Endesa Chile is subject to (A) cross acceleration provisions, again subject to a materiality threshold of U.S.$ 30 million (U.S.$ 50 million in the case of the Endesa Chile New Facility) on an individual basis, and (B) certain other customary events of default.  Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets.  The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods where applicable.

At the time of this filing, our Argentine subsidiary Endesa Costanera has not yet paid the December 2005 installment of its credit facility with Mitsubishi Corporation.  However, through an acceptance letter, Mitsubishi Corporation has confirmed its willingness to discuss with Endesa Costanera a new debt payment schedule for U.S.$ 4.8 million, composed for capital and accrued interest owed.

Finally, most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.

Payment of dividends and distributions by Endesa Chile’s subsidiaries and related companies represent a significant source of funds for Endesa Chile.  The payment of dividends and distributions by such subsidiaries and related companies are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon their earnings and cash flows.  Endesa Chile has been advised by legal counsel in the various geographical locations where its subsidiaries and related companies operate, that there are currently no other legal restrictions on the payment to Endesa Chile of dividends or distributions, from the jurisdictions where such subsidiaries or related companies are incorporated, other than customary restrictions limiting dividends to the amount of net income and retained earnings.  Certain credit facilities and investment agreements of Endesa Chile’s subsidiaries restrict the payment of dividends or distributions under certain circumstances.  There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future.  For a description of liquidity risks resulting from our holding company status, please see “Risk Factors—Risks Relating to Our Operations—We depend in part on payments from our subsidiaries and related companies to meet our payment obligations” in this annual report.

We believe that cash flow generated by operations, cash balances, available lines of credit (including lines of credit from suppliers) and planned borrowings will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.  Endesa Chile intends to prepay and roll over up to approximately U.S.$ 350 million of the debt that expires in the twelve months following the date of this annual report.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries, liquidity in 2005 and January 2006 were:  the Endesa Costanera credit agreement with CSFB signed on September 2005 for U.S.$ 30 million, for

4.5 years (3 years grace period), and at an interest rate of Libor plus 5.75%; additionally Edegel signed in December 2005 two credit facilities; the first with BBVA Banco Continental, for Peruvian soles 41.5 million, a 2 year term and a fixed interest rate of 5.88%; and the second with Banco de Crédito del Peru for Peruvian soles 59 million, a 1.5 year term and a fixed interest rate of 5.25%.  This funding (for a total amount of approx. U.S.$ 30 million) was used to cancel short-term bank loans.  On November 11, 2005, Edegel issued a Local Bond of U.S.$ 20 million with a 7 year term and on October 20, 2005, Edegel issued a Local Bond of Peruvian soles 35 million with to refinance short term bank loans with maturity on October 2005 (U.S.$ 10.5 million).  Betania on January 10, 2006 paid to Conosur (an Endesa Chile wholly-owned financial subsidiary) U.S.$ 30.7 million for interests accumulated since February 2004.

The transactions that most significantly affected our foreign subsidiaries’ liquidity in 2004 was the bond issued in on November 10, 2004, in the local market by Betania for Col$ 300 billion aggregate principal amount.  The proceeds from the sale of the bonds were used in full to prepay other outstanding debt.

C.            Research and development, patents and licenses, etc.

One of Endesa Chile’s main strengths is constant development of initiatives oriented to improve and create procedures and technological applications that optimize the management of productive processes, an activity that as of 2005 benefits from the creations of an entity that coordinates all the potential expansion initiative and manages singular and dispersed performances.

For this reason, Endesa Chile created during 2005 “Subgerencia de technología, innovación y soporte técnico”, that has among other objectives the responsibility to give incentive, coordinate and to systematize all the initiatives related to investigations, innovations and the adoption of new technologies that add value to the business.

During 2005 diverse activities were developed with the intention to create a systematized atmosphere for activities related to innovations.  Among them the following examples can be mentioned:

At the beginning of the year an electronic survey on the subject of innovation was held where 80.4% of the workers participated.  As a consequence of the results obtained an action plan was developed to reformulate the Innovation Program in aspects such as diffusion, formation (enhancing the ability to discover), greater frequency in assigning awards, thematic (general and directed to necessities), total coverage and on the approach of the different processes (material, information and business).

During September there were different award ceremonies carried out in the power plants of the company and in Santiago, with the purpose of rewarding those who participated in the Program of Innovation and Creativity, for the period of May through July.  During this time 95 proposals were received, of which 44 were approved.

In November a seminar called “Strategic Management of the Innovation” was held in Santiago, given by the professors of the Center of Executive Education of University Adolfo Ibáñez, with the purpose that the main executives of Endesa Chile in Latin America, would share the importance of innovation for the strategy and competitiveness of the companies at the present time, and also share a common language on the subjects of innovation and technology within the organization.

In December a project began, which is expected to be concluded by the first quarter of 2006, in order to determine the present state of the innovation systems in management and to define a strategic plan for innovation and technology Endesa Chile subsidiaries and its companies and of delegated management, under the premises of benefiting from the organizational synergies in order to coordinate the efforts in innovation based on the strategic vision of the company.

Finally, Endesa Chile contributed U.S.$ 0.6 million in both 2004 and 2005 to the Huinay Foundation, which develops its activities in the San Ignacio del Huinay farm, located in Hualaihué, in the tenth Region of Chile.  Among the purpose and mission of the Foundation are: to evaluate, design, develop and execute an ecological project inspired by the concept of sustainable and ecological developments, that can serve as a model for other operation and projects in the country; to promote and develop scientific research and the experimentation aimed to achieve the previous objectives; to manage educational establishments and training programs; and to distribute courses for educational and occupational purposes, and to provide material aid or help of any other nature by means of programs of social action in benefit of citizen in sectors of greater necessity, in particular of local or bordering inhabitant to or the zones where the project is executed.

D.            Trend information

In general terms, no trends can be easily established for the energy business in the five countries in which we operate.  However, we have identified the following themes: There is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and the introduction, or proposed introduction, of trading companies that will market energy to final clients.  This would give us access to a wider universe of customers, allowing us to compete to serve higher margin clients.  The tendency toward the interconnection of electricity systems, including systems that cross international borders, is changing due to increasing difficulties in the electricity supply from Argentina to Brazil, and the gas supply from Argentina to Chile.  In this moment, the tendency is the use of local sources of energy, or internationally traded fuels that eliminates the dependency of  a single supplier.

Our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government.  See “Item 3. Key Information—D. Risk Factors.”

E.              Off-balance sheet arrangements

Endesa Chile is not a party to any off-balance sheet transactions.

F.              Tabular disclosures of contractual obligations

Payment obligations due by period (in U.S.$ million)

ENDESA CHILE on a consolidated basis

As of December 31, 2005	TOTAL	Jan 2006 - Dec 2006	Jan 2007 - Dec 2007	Jan 2008 - Dec 2008	Jan 2009 - Dec 2009	After Dec 2009
Bank Debt	373	80	86	26	29	152
Local Bonds (1)	1,257	404	60	30	180	584
Yankee Bonds (2)	2,103	211	25	400	620	846
Other Debt (3)	223	66	33	28	20	77
Interest Expenses	2,499	294	249	236	185	1,534
Pension and Post-retirement Obligations (4)	77.9	5.5	5.1	4.9	4.6	57.9
Contractual Operational Obligations (5)	839	243	229	124	122	121
Operational Leases (6)	—	—	—	—	—	—

(1)	Includes net payment from the Endesa Chile’s Currency Swap of U.S.$ 22.9 million.

(2)	Includes Private Placements of Pehuenche S.A. for U.S.$25 million, previously accounted for as Bank Debt.

(3)

Includes Endesa Chile capital lease obligations for a total of U.S.$47.7 million and the Mutual Financing Agreement with Peruana de Energía S.A. (Perené) of U.S.$8.8 million and includes Hidroinvest’s debt for U.S.$9.6 million. Additionally includes Endesa Costanera debt with Mitsubishi Corporation for U.S.$156.9 million.

(4)

All of our pension and post-retirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.

(5)

“After December 2009” figure corresponds to the expected weighted average yearly obligation. In addition to the contractual operational obligations set forth above, annual payments of electricity purchase contacts that correspond to derivative instruments are quantified in “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Commodity Price Risk.”

(6)	We do not have any material operating lease obligations.

G.            Safe Harbor

The information in this “Item 5.  Management Discussion and Analysis,” contains statements that may constitute forward looking statements.  See “Forward Looking Statements” in the “Introduction” of this report, for safe harbor provisions.

Item 6.           Directors, Senior Management and Employees

A.       Directors and Senior Management

We are managed by our Board of Directors, which consists of nine members who are elected for a three-year term at a General Stockholders’ Meeting.  If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting, at which time the entire Board of Directors will be elected.  With the resignation of two directors in 2005, Andres Regué G. in July, and Ignacio Blanco F. in October, the entire Board will be up for election on the next stockholders meeting to be held on March 21, 2006.  Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.  Set forth below are the members of our Board of Directors and Executive Officers as of December 31, 2005.

Name	Position	Current Position Held Since	Expiration of Current Term
Directors

Luis Rivera N. (1)	Chairman	2002	2006
Antonio Pareja M.	Vice Chairman	2000	2006
Jaime Bauzá B. (1)	Director	1999	2006
José Fernández O. (2)	Director	2005	2006
Enrique García A. (2)	Director	2003	2006
Héctor López V.	Director	2005	2006
Carlos Torres V.	Director	2002	2006
Antonio Tuset J. (1) (2)	Director	1999	2006
Leonidas Vial E.	Director	1995	2006

Name	Position	Current Position Held Since
Executive Officers

Rafael Mateo A.	Chief Executive Officer	2005
Juan Benabarre B.	Production & Transmission Officer	2005
Rafael Errázuriz R.	Energy Planning Officer	2001
Renato Fernández B.	External Affairs Officer	2003
Alejandro González D.	Chief Financial Officer	2003
Claudio Iglesis G.	Generation Chile Officer	1999
Carlos Martín V.	General Counsel	1996
Juan Carlos Mundaca A.	Human Resources Officer	2000
Julio Valbuena S.	Planning & Control Officer	2002
José Venegas M.	Trading & Marketing Officer	2001

(1)          Member of the Director Committee.

(2)          Member of Audit Committee.

Directors

Luis Rivera N. became Chairman of the Board of Directors in July 2002.  In 1998, he first joined Endesa-Spain as Executive Vice President.  Mr. Rivera is currently Managing Director and Board Member of Endesa Internacional S.A. (“Endesa Internacional”), a wholly-owned subsidiary of Endesa-Spain.  Mr. Rivera has served as a director of Endesa-Spain subsidiaries including Compañía Sevillana de Electricidad and Enersis.  Prior to joining the Endesa Group, he had worked as a consultant for McKinsey & Company (“McKinsey”) since 1986 and became a partner at that firm in 1991.  At McKinsey, he specialized in the energy and financial sectors.  Mr. Rivera holds degrees in Civil Engineering from Universidad Politécnica de Madrid and an M.B.A. from INSEAD.

Antonio Pareja M. became Vice Chairman of the Board of Directors in August 2000.  Since 1986, Mr. Pareja has held various positions at Endesa-Spain, including Corporate Planning Officer.  Currently, Mr. Pareja is Corporate Services & Technology Director, a member of the Executive Committee of the Endesa Group, as well as Vice Chairman of Endesa Chile.  Mr. Pareja has served as Vice Chairman of ENHER, GESA and Nansa, and as a Director of Compañía Sevillana, Fecsa and Red Eléctrica de España.  Prior to joining the Endesa-Spain Group, he was General Manager for Control in SEAT, the Spanish subsidiary of Volkswagen AG.  He holds a degree in economics and a graduate degree from the London Business School and Instituto Empresa.

Jaime Bauzá B. became a Director in May 1999.  From 1990 to May 1999, Mr. Bauzá served as Chief Executive Officer of Endesa Chile.  He joined Endesa Chile in May 1990 after more than twenty years in the electricity sector.  Mr. Bauzá was the Chief Executive Officer of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A. (“Pehuenche”) from 1987 to April 1990 and Chairman of Gener S.A. (formerly Chilgener S.A.) from 1987 to 1989.  Mr. Bauzá also served as Chief Executive Officer of Gener S.A. from 1981 to 1987.  He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

José Fernández O. became a Director in July 2005.  From 1996 to April 2005, he was a Consultant of Endesa-Spain and Chairman of the Board of Aldeasa.  Currently, he is also a member of the Board of Directors of TYP (Grupo Pascual).  Mr. Fernández holds a Bachelor’s degree in Entrepreneurial and Economic Science from Universidad Complutense de Madrid and a doctoral degree in Mining Engineering from Universidad Politécnica de Madrid.  He has been a professor of Universidad Complutense de Madrid in Commerce and International Financing and a professor of Universidad Politécnica de Madrid in the doctoral program in Energy Economy.

Enrique García A. became a Director in September 2003.  From January 1999 to September 2003, he served on the Board of Directors of Distrilec Inversora and Edesur, both subsidiaries of Enersis.  Mr. García was the Chief Executive Officer of Enersis from May 1999 to July 2003 and he has also served as Technical Director of Endesa-Spain between 1992 and 1997 and Distribution Director from 1997 to 1999.  Mr. García holds a degree in civil engineering from the Escuela Técnica Superior de ICCP of Madrid.

Héctor López V. became a Director in October 2005 and is currently Energy Management Director of Endesa Internacional.  From August 2000 through August 2005 he was the Chief Executive Officer of Endesa Chile.  From November 1997 to August 2000, he was nominated to the Board of Directors of Endesa Chile, serving as Vice Chairman since May 1999.  Mr. López has occupied various positions at Endesa-Spain including Director of International Finance and Capital Markets (1985-1992), member of the Management Committee, Deputy Managing Director of Endesa Internacional (1997-2000) and Adjunct Financial Director of Endesa-Spain (1996-1997).  Mr. López holds degrees in law and economics from ICADE, Madrid.

Carlos Torres V. became a Director in 2003.  Mr. Torres is currently the Corporate Strategy Director of Endesa-Spain.  In addition, Mr. Torres has served as consultant and partner at McKinsey since January 1997, with a focus in the energy industry.  Mr. Torres holds a degree in electrical engineering from the Massachusetts Institute of Technology (“M.I.T.”), a law degree from Universidad Nacional de Educación a Distancia and an M.B.A. from M.I.T.

Antonio Tuset J. became a Director in June 1999.  Mr. Tuset is also a director of CISA S.A., Fanaloza S.A., Banmédica S.A., CIMENTA, Mutuos Hipotecarios S.A., SCL Terminal Aéreo de Santiago S.A., Industrias Tricolor S.A., Muelles de Penco S.A., Wenco S.A., and MASISA S.A.  Mr. Tuset holds a degree in commercial engineering from the Universidad de Chile.

Leonidas Vial E. became a Director in April 1995.  Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a director of Empresas Santa Carolina S.A., Cía. Industrial El Volcán S.A., Inversiones Industriales Colina S.A., Inversiones Industriales Lo Valdés S.A. and Las Américas Cía. de Seguros de Vida S.A., none of which are related to the Endesa Group.

Senior Management—Executive Officers

Rafael Mateo A. became Chief Executive Officer in September 2005, after serving as Production & Transport Officer since August 1999.  Prior to that, from January 1997 to July 1999, he was the Production Deputy Director of Endesa-Spain.  He was also Chairman of the European Thermal Production Group of Unipede in Brussels.  He joined the Endesa Group in 1982, where he held the positions of Power Station Director and Thermal Production Director of Endesa-Spain.  He holds a degree in industrial engineering from Universidad de Zaragoza and M.B.A. degrees from Instituto de Estudios Superiores de la Empresa (“IESE”) and INSEAD.

Juan Benabarre B. became the Production & Transmission Officer in October 2005.  Mr. Benabarre has held several positions in Endesa Chile and its subsidiaries since 1981.  Between 2000 and 2005, he was Ingendesa’s CEO.  Between 1996 and 1999, he was a Project Director at our former transmission company, Transelec.  Currently, Mr. Benabarre is Chairman of Ingendesa and Endesa Eco, our company dedicated to developing renewable energy projects.  Since 2000, he has served as a Director of Edegel, Generandes, Etevensa (an affiliated company), and GasAtacama, and since 2004, as a Director of Cabo Blanco.  Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile, and has graduate studies in geothermal energy from the University of Auckland, New Zealand, as well as an M.B.A. from Universidad Adolfo Ibáñez.

Rafael Errázuriz R. has been the Energy Planning Officer since June 2001.  Mr. Errázuriz was the Chief Executive Officer of Emgesa, a Colombian subsidiary of Endesa Chile, from April 1999 to June 2001.  He joined Endesa Chile in 1997 and holds a degree in civil engineering from Universidad de Santiago.

Renato Fernández B. has been the External Affairs Officer since August 2003, when he joined Endesa Chile.  Prior to that, he was the External Affairs Director of Smartcom PCS from December 2000 to July 2003.  From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva.  He holds a degree in Journalism from Universidad Gabriela Mistral.

Alejandro González D. became the Chief Financial Officer in August 2003.  From January 2002 to July 2003, he was deputy CFO.  Prior to that, from June 2001 to December 2001, he was a senior analyst in Planning and Control.  He joined Endesa Chile in 1996.  Mr. González holds a degree in Economics from the Universidad de Chile and an M.B.A. from the University of California at Los Angeles.

Claudio Iglesis G. has been the Generation Director since July 1999.  He joined Endesa Chile in 1982.  He has been Chief Executive Officer of Emgesa and Betania, both Colombian subsidiaries of Endesa Chile, and Central Buenos Aires, currently part of Endesa Chile’s subsidiary Endesa Costanera in Argentina. Mr. Iglesis was director of CAMMESA and Chairman of the AGEERA in Argentina.  He holds a degree in electric civil engineering from Universidad de Chile.

Carlos Martín V. became the General Counsel in May 1996.  He had served as the General Counsel of Enersis prior to that, which he joined in 1989.  He holds a law degree from the Universidad Católica de Valparaíso and a doctor in law degree from the Universidad de Navarra.

Juan Carlos Mundaca A. has been the Human Resources Officer since June 2000.  Prior to that, from January 1998 to May 2000, he was Human Resources Director of Chilectra, an Enersis’ subsidiary of Enersis.  Mr. Mundaca has also served as Customer Service Director and Branch Director of Chilectra, where he joined in 1974.  Mr. Mundaca holds a degree in commercial engineering from the Universidad de Santiago.

Julio Valbuena S. is the Planning and Control Officer since July 2002.  Mr. Valbuena was the Planning and Control Director of Endesa Energía (in Spain) from 1998 to June 2002.  He holds an Executive M.B.A. from the Instituto de Estudios Superiores de la Empresa (“IESE”) of Madrid and a degree in civil engineering from the Escuela Técnica Superior de Ingenieros de Caminos, Canales y Puertos of the Universidad Politécnica de Madrid.

José Venegas M. became the Trading & Marketing Officer on June 1, 2001.  Mr. Venegas joined the Company in 1992.  He has also served as Planning and Energy Officer from June 2000 to April 2001, Commercial Officer from September 1997 to May 2000 and Director of the Economic Load Dispatch Center (CDEC) of the SIC during 1997.  Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and a M.B.A. from the Universidad Adolfo Ibáñez.

B.            Compensation

At the regular shareholders’ meeting held on April 8, 2005, our shareholders maintained the compensation policy for the board of directors approved last year.  Each director will receive a fixed salary of 55 UF per month and a fee of 36 UF for attending meetings of the board.  The vice-chairman will receive a fixed salary of 82.5 UF per month and a fee of 54 UF for attending meetings of the board.  The chairman will receive a fixed salary of 110 UF per month and a fee of 72 UF for attending meetings of the board.  In 2005, the total compensation paid to each director in millions of Chilean pesos, was as follows:

	Year ended December 31, 2005 (In thousands of Ch$)
Director	Board Compensation From Endesa Chile	Board Compensation From Subsidiaries	Director Committee	Participation	Total
Luis Rivera N	39,182		7,750		46,932
Antonio Pareja M.	27,453				27,453
Jaime Bauzá B.	19,591		7,750		27,341
Andrés Regué G.	9,153	6,150			15,303
Antonio Tuset J.	19,591		9,687		29,278
Leonidas Vial E.	18,298				18,298
Ignacio Blanco F	12,418				12,418
Carlos Torres V	17,013				17,013
José Fernández O	10,777		1,937		12,714
Héctor López V	6,528				6,528
Enrique García A	19,591		1,937		21,528
Total	199,595	6,150	29,061		234,806

We do not disclose, to our shareholders or otherwise, information on individual Executive Officers’ compensation.  For the year ended December 31, 2005, the aggregate compensation (including performance-based bonuses) of our Executive Officers, either paid or accrued, excessively exact Ch$ 2,047 million.  Executive Officers are eligible for variable compensation under a bonus plan.  Endesa Chile provides for its Executive Officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to hierarchical level.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.  The total variable compensation paid in April 2005 was Ch$ 518 million and is included in the aggregate compensation.

The amounts set aside or accrued by the Company in 2005 to provide pension, retirement or similar benefits totaled Ch$ 227 million.  No severance indemnities were paid in 2005 to the company’s Executive Officers.

C.            Board practices

Corporate Governance

Endesa Chile is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation and bylaws, of Endesa Chile, consists of nine directors who are elected at the annual regular shareholders meeting.  Each director serves for a three-year term and the term of each of the nine directors expires on the same day.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the board during the three year term, the board of directors may appoint a temporary director to fill the vacancy.  In addition, the vacancy will trigger an election for every seat on the board of directors at the next regular annual shareholders’ meeting.  The current board of directors was elected in March 2004, nevertheless, in

2005 two vacancies occurred, and therefore, a new board of directors must be elected in the next annual regular shareholder’s meeting on 2006.  See Item 6.A—Directors and Senior Management, for more details on the disclosure of the terms of the directors’offices.  The members of the board of directors do not have service contracts with Endesa Chile or any of its affiliates that provide benefits upon termination of employment.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s estatutos and the stockholders’ resolutions.  In addition to the estatutos, the Board of Directors of Endesa Chile has adopted regulations and policies that guide our corporate governance principles.  The most important of these regulations and policies are the following:

The Internal Regulations on Conduct in Securities Markets was approved by the Board on June 2002, which determines the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors.  These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information and acting in the securities markets.

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

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  We are subject to this requirement as of July 31, 2005.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005.  Non-U.S. companies are not required to comply with Rule 303A.07.  As of July 31, 2005 we comply with both the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes Oxley Act and the NYSE corporate governance rules, on June 29, 2005 the Board of Directors of Endesa Chile created an Audit Committee, composed of three directors meeting the independence requirements of the NYSE: Mr. José Fernandez O., Mr. Antonio Tuset J. and Mr. Enrique García A.  Mr. José María Fernandez Olano, is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B).  Mr. Fernandez Olano sits on the board of directors of Endesa Internacional, S.A., an affiliate of the Company.  Mr. Fernandez Olano otherwise meets the independence requirements of Rule 10A-3(b)(1)(ii).

As required by Chilean Law, Endesa Chile also has a Comité de Directores composed of three directors.  Although Chilean Law requires that a majority of the Comité de Directores (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Comité de Directores to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the board to serve on the committee.  Currently, our Comité de Directores is composed of one non-control director and of two directors appointed by the controlling shareholder.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S. listed companies to adopt and disclose corporate governance guidelines.  Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above.

Committees and Other Advisory Bodies

Director’s Committee

The Comité de Directores is composed of three members who are simultaneously directors of the Company.  It performs the following functions:

•                  examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•                  formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies:

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

The members of this Committee are Luis Rivera Novo, Jaime Bauzá Bauzá and Antonio Tuset Jorrat.

D.            Employees

The following table provides the total number of employees of our Companies for the last three fiscal years:

Company	2003	2004	2005
In Argentina
Endesa Costanera	233	262	262
El Chocón.	50	49	49
Total personnel in Argentina	283	311	311

In Brazil (1)
Cachoeira Dourada	53	53	0
Total personnel in Brazil	53	53	0

In Chile
Endesa Chile	466	473	484
Pehuenche	3	3	3
Pangue	0	0	0
San Isidro	2	2	0
Celta	1	1	1
Ingendesa (2)	211	221	253
Túnel El Melón	25	25	24
Total personnel in Chile	708	725	765

In Colombia
Emgesa	285	285	292

Betania	34	34	34
Total personnel in Colombia	319	319	326

In Peru
Edegel	152	154	158
Total personnel in Peru	152	154	158

Total personnel of Endesa Chile and Subsidiaries	1,515	1,562	1,560

(1)	As of October 1, 2005 Centrais Elétricas Cachoeira Dourada S.A. is no longer a subsidiary of Endesa Chile. See “Item 4. Information on the Company C. Organizational Structure” for details.

(2)	Ingendesa figure includes Ingendesa employees located in Peru and employees of Ingendesa’s subsidiary in Brazil.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2003	2004	2005
In Argentina
Endesa Costanera	0	0	0
El Chocón	0	0	0
Total temporary personnel in Argentina	0	0	0

In Brazil (1)
Cachoeira Dourada	0	0	0
Total temporary personnel in Brazil	0	0	0

In Chile
Endesa Chile	2	9	3
Pehuenche	0	0	0
Pangue	0	0	0
San Isidro	0	0	0
Celta	0	0	0
Ingendesa (2)	294	133	272
Túnel El Melón	0	0	1
Total temporary personnel in Chile	296	142	276

In Colombia
Emgesa	1	0	0
Betania	0	0	0
Total temporary personnel in Colombia	1	0	0

In Peru
Edegel	1	3	9
Total temporary personnel in Peru	1	3	9

Total temporary personnel in Endesa Chile and Subsidiaries	298	145	285

(1)          As of October 1, 2005 Centrais Elétricas Cachoeira Dourada S.A. is no longer a subsidiary of Endesa Chile.  See “Item 4. Information on the Company C. Organizational Structure” for details.

(2)          Ingendesa has temporary personnel hired for projects, given the nature of its business.  Figure includes Ingendesa employees located in Peru and employees of Ingendesa’s subsidiary in Brazil.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment.  According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable.  In addition, under Endesa Chile’s collective bargaining agreements, Endesa Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death, in specified amounts that increase according to seniority.  We entered into a new collective bargaining agreement with our engineering personnel in January 2004.  This agreement has a term of three years.  In June 2004, the Company reached a four-year collective bargaining agreement with the electro-mechanical, technical and administrative personnel.  In October 2005 we entered into a new collective bargaining agreement with plant operators and assistants and with another group of non-technical employees in December 2005.  Both agreements subscribed in 2005 have a three-year term.  Management believes Endesa Chile’s relationship with its trade unions is a positive one.

E.              Share ownership.

Each of Endesa Chile’s directors and officers owns less than one percent, if any, of the shares of the Company.  None of Endesa Chile’s directors or officers has any stock options, which are not permitted under current Chilean securities laws and regulations.  It is not possible to confirm whether any of our officers or directors has beneficial, rather than direct, interest in the shares of Endesa Chile.  However, to the best of our knowledge, any potential shareholding by all of the directors and officers of Endesa Chile in the aggregate amounts to much less than 10% of outstanding shares.

Item 7.           Major Shareholders and Related Party Transactions

A.            Major shareholders.

Endesa Chile has only one class of capital stock.  As of December 31, 2005, according to Endesa Chile’s shareholder records, 23,163 registered shareholders held its 8,201,754,580 shares.

The following table sets out information concerning beneficial ownership of Endesa Chile’s shares as of December 31, 2005:

	As of December 31, 2005
	Shares Beneficially Owned	Percentage of Total Shares Outstanding
Enersis (1)	4,919,488,794	59.98%
Citibank, N.A.(2)	410,954,700	5.01%
Directors and executive officers (17 persons)(3)	500,403	0.01%

(1)	Endesa-Spain, as of December 31, 2005, directly or indirectly, owned 60.6% of the share capital of Enersis, which holds 60.0% of Endesa Chile.

(2)

Represents the number of shares held in the form of ADSs. The ADSs are evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 (the “Deposit Agreement”) among Endesa Chile, Citibank N.A. as depositary and the holders from time to time of ADRs issued thereunder.

(3)	Excludes shares held by Enersis.

Enersis, a holding company engaged in the distribution and, through Endesa Chile, the generation and transmission of electricity in Chile, Argentina, Colombia and Peru, beneficially owned as of December 31, 2005, directly or indirectly, 60.0% of Endesa Chile’s outstanding capital stock.  During 2003 Enersis performed a Capital Increase, which resulted in Endesa-Spain reducing its participation directly and indirectly from 65% to 60.6% beneficial interest.  On April 13, 1999, Enersis, which already owned 25.3% of Endesa Chile, launched a tender offer to purchase up to 34.7% of Endesa Chile’s outstanding shares, subject to shareholder approval of a resolution to increase the maximum percentage of shares that may be beneficially owned by any one shareholder from 26% to

65%.  On April 8, 1999, Endesa Chile’s shareholders passed the resolution and on May 11, 1999, Enersis successfully completed its tender offer for an additional 30% of Endesa Chile’s outstanding shares on the Santiago Stock Exchange.  On May 14, 1999, Enersis acquired an additional 4.7% of Endesa Chile’s shares in a concurrent US tender offer, increasing its ownership interest in Endesa Chile to 60%.

On September 5, 2005, Gas Natural SDG, S.A. (“Gas Natural”), a Spanish natural gas supplier, requested authorization from the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) to tender for 100% of the share capital of ENDESA, S.A. (“Endesa-Spain”), Enersis’ parent company.  As of the date of this report, the consideration offered to Endesa-Spain shareholders is € 7.34 in cash and 0.569 newly-issued Gas Natural shares for each Endesa-Spain share.

On February 21, 2006, E.ON, the German multinational power and gas utility, announced a competing tender offer for 100% of the share capital of Endesa-Spain at a price of € 27.50 per share in cash.  The offer is conditional on having E.ON acquire at least 529,481,934 shares of Endesa-Spain, representing 50.01% of Enersis’ parent company’s share capital.

B.            Related party transactions

Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation.  The Directors’ Committee examines several company operations and contracts with related companies, referred to in Clause 89 of the Companies Law, and reports on these agreements to the Company’s Board.  In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved the terms of such transaction and that such terms are similar to those prevailing in the market.  Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting.  Violation of Article 44 may result in administrative or criminal sanctions to the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.  The information disclosed corresponds to the latest full fiscal year ended December 31, 2005.

Our largest electricity distribution customer is Chilectra S.A. (“Chilectra”), a subsidiary of Enersis.  The terms of our contracts with Chilectra are regulated in accordance with the Chilean Electricity Law.  For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the audited consolidated financial statements.  We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

It is common practice in Chile to transfer surplus funds of one company to another subsidiary company that has a cash deficit.  It is the Endesa group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis.  These operations are carried out through short-term intercompany loans.  Under Chilean law and regulation, such transactions must be carried out on an arms’ length basis.  Such centralized cash management is more efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Board of Directors’ Committee.  These transactions are priced at TIP (variable Chilean interest rate) + 0.05% per month.

In other countries in the region in which we do business, these intercompany transactions are permitted but they have adverse tax consequences.  Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries in a centralized manner.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness.  As of December 31, 2005, the outstanding net balance for such loans was U.S.$ 544 million.  The largest amount outstanding during 2005 for such loans to its Chilean subsidiaries was U.S.$ 559 million.  Additionally, Endesa Chile lent money to its foreign subsidiaries in order to finance foreign investments, in an amount of U.S.$ 458 million as of December 31, 2005.  The largest amount outstanding during 2005 for such loans to its foreign subsidiaries was U.S.$ 501 million.

The interest rates on these intercompany loans to Endesa Chile’s Chilean subsidiaries range from 2.3% to 7.0%, with a weighted average interest rate of approximately 5.04%.  The interest rates on these intercompany loans to Endesa Chile’s foreign subsidiaries range from 6.94% to 10.14%, with a weighted average interest rate of approximately 8.73%.

C.            Interests of experts and counsel.

Not applicable.

Item 8.           Financial Information

A.            Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal Proceedings

Chile

Chilean Electricity Regulations

The Chilean government imposed electricity rationing during three periods in 1998 and 1999.  During these periods, Endesa Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy.  When the Chilean government imposes electricity rationing, it limits the amount of electricity we can generate during drought conditions or prolonged failures in the country’s thermoelectric facilities.  If, due to the rationing, we are unable to generate enough electricity to fulfill our contracts we may be forced to buy electricity on the electricity pool market at the spot price.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the CNE.  The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of drought or electricity deficiency.  If we are unable to buy enough electricity in the pool market to satisfy all our contracts, then we have to compensate our regulated customers for the amount of contracted-for electricity we failed to provide at the “cost of failure.”

The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period.  Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-69 constituted “force majeure” and provided an exemption from paying the cost of failure for electricity.  Because the drought in 1998 was the worst in recorded history, Endesa Chile argued that the “force majeure” exemption should be applied and disputed the applicability of failure cost during the first rationing period.  The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the electricity pool market between generation companies in those node locations and during the hours when the energy supplied was not sufficient to satisfy the demand had to be calculated based on failure costs.  However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC dispatch center.

The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree, which began on June 12, 1999 and was extended to August 31, 1999.  In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute “force majeure.”  In addition, the amended Electricity Law provided for the compensation of customers in the event of electricity rationing occurring as a result of any hydrological event.  There is no maximum level of compensation.

The amended Electricity Law also provided for the payment of fines by electricity generators of up to a maximum amount of approximately U.S.$ 6.5 million per breach resulting from inadequate supply to the electricity system.  In respect of the third rationing decree period Endesa Chile paid U.S.$ 2.3 million by way of compensation to customers in 1999.  The amount paid was based on the days and hours in which rationing actually occurred.  Endesa Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who in turn provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts.  Notwithstanding Endesa Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient.  Endesa Chile has contested this assertion.  Such conflict was resolved by the execution of Supreme Decree No. 158, which established that Endesa Chile should only pay for the days rationing effectively took place.  The Chilean courts are currently reviewing this case.  Even if an unfavorable decision is reached, we anticipate that it will not have material adverse consequences on Endesa Chile.

Endesa Chile and its subsidiaries and related companies are parties to legal proceedings arising in the normal course of business that are not material to Endesa Chile’s consolidated results of operations, either individually or in the aggregate.

Transelec

On March 10, 2003, in arbitration proceedings, HQI Transelec Chile S.A., the main owner of the SIC, presented a claim against Endesa Chile in which it requested Endesa Chile to pay Ch$ 3.62 billion (approximately U.S.$ 5.13 million) by reason of additional tolls and the use of its transmission system in order to supply power to four customers located in the Northern zone of the country.

Endesa Chile maintains that it is not required to make this payment to HQI Transelec Chile S.A. for the aforementioned amount since, pursuant to the agreements for the basic toll and the additional tolls with that company in compliance with the legislation in force, such basic and additional tolls for sections located in the zone of influence of its Northern plants (Taltal, Diego de Almagro and Huasco) would be contrary to law if the power flow were countercurrent.  This is the case of such customers with which, additionally, Endesa Chile enters into agreements for uninterrupted supply and, precisely for that supply, Endesa Chile does not use the sections of the transmission system which are subject to payment under Transelec.  The discussion period of the trial is over and the Court of Arbitration is currently in the analysis stage.

On July 30, 2003 the Court of Arbitration ruled in favor of Endesa Chile, rejecting the lawsuit in all its parts.  HQI filed all their claims against the ruling of the Court of Arbitration and on May 10, 2004 the Court of Appeal of Santiago confirmed the ruling of the Court of Arbitration.  Following this ruling, HQI presented an annulment suit before the Supreme Court.  The Supreme Court rejected the annulment suit in favor of Endesa Chile, therefore ending the proceeding.

Resolution 88

On July 5, 2002, the Company submitted a petition to nullify Resolution 88 of the Ministry of Economics, which provided for a deviation in the Load Dispatch Center of the SIC.  Resolution 88 provides that an SIC power distributor that has exhausted its power supply should be supplemented by all SIC generators, according to their apportioned participation in the SIC, at the regulated price (node price).  The basis for the Company’s petition was that Endesa Chile considered this resolution unconstitutional since it breaches the right to property and violates the Company’s freedom to contract energy.  On April 2004 a ruling was made which was unfavorable for Endesa Chile.  The Company has contested such ruling before the Court of Appeal, which has not yet been resolved.

Although Resolution 88 is still in place, the situation has temporarily changed in terms of costs to generation companies because of the promulgation of Law 20.018 (Short Law II).  During the period of its effectiveness, from May 19, 2005 to December 31, 2008, the generation companies will receive the marginal cost for their non-contracted electricity sales to distributors.

Proceedings for annulment and other actions presented by Punta de Lobos S.A. against Endesa Chile, Celta and others.

Endesa Chile holds a maritime concession in the zone of Puerto Patache in Iquique, Chile that allows it to exploit Puerto Patache.  The fixed assets on Puerto Patache belong to Celta. Puerto Patache is principally used for the unloading of coal, used as the fuel for Celta’s thermal power plant annexed to Puerto Patache.

In August 2002, Endesa Chile and its subsidiary Celta were notified of a petition, in which Punta de Lobos S.A. requested to nullify the concessions, transfers or any other legal actions undertaken by Endesa Chile for the benefit of Celta concerning the assets that Endesa Chile holds in its maritime concession in Puerto Patache.  Punta de Lobos also requested the discontinuance of the maritime concession granted to Endesa Chile by the State of Chile.  Endesa Chile and Celta responded to the petition arguing that since neither the maritime concession nor the concession of the assets that are part of Puerto Patache represents alienation acts and Endesa Chile has complied with the laws regulating maritime concessions, the requested discontinuance has no legal validity.

In 2003, Punta de Lobos initiated another suit against Endesa Chile, Celta and Terminal Marítimo Minera Patache S.A., principally requesting to nullify the promise of sale of Puerto Patache by Endesa Chile and Celta to Terminal Marítimo Minera Patache S.A. agreed upon in November 2001.  In February 2003, Punta de Lobos filed another claim in order to impede new administrative actions related to the sale of Puerto Patache.  The sale has not been finalized by an agreement due to a series of legal and administrative actions taken by Punta de Lobos in an attempt to frustrate the transfer of the maritime concession and Puerto Patache from Endesa Chile and Celta to Terminal Marítimo Minera Patache S.A.

The three lawsuits filed by Punta de Lobos against Endesa Chile and Celta were initiated after the decision of Celta to abandon the request for bids for the purchase of Puerto Patache, which occurred in November 2001.  Punta de Lobos and Terminal Marítimo Minera Patache, who are rivals in the world market of salt, both placed bids for Puerto Patache.  After such declaration, Celta and Endesa Chile initiated private negotiations with Terminal Marítimo Minera Patache that ended in the execution of a promise of sale agreement subject to certain conditions for the sale of Puerto Patache and the transfer of the maritime concession.  The contingency of the lawsuits is approximately U.S.$ 15 million.  Currently, due to the existence of precautionary measures and that certain contractual conditions have not been met, the transfer of Puerto Patache has not been able to be executed.

Divergence of Firm Capacity

In December 2004 Endesa Chile and its subsidiaries Pehuenche and Pangue filed a public law annulment suit against Ministry Resolution No. 35 of the Ministry of Economy.  The Ministry of Economy resolved a disagreement among the companies of the CDEC-SIC in relation to the sums of the firm capacity in 2000-2003 and instructed the CDEC-SIC to redefine the hours of greatest probability of loss charge in the system.  This instruction created a series of conflicts in the CDEC-SIC which were resolved by the creation of the “Panel de Expertos” (Experts Panel) in September and December 2004, which resulted in payments on behalf of Pehuenche to other generation companies in the sum of approximately Ch$ 23 billion.  In a consolidated level the effect of firm capacity recalculations of 2000-2003 implied a cost to the Company of approximately Ch$ 14.5 billion.  See note 31 to our consolidated financial statements of our 2004 annual report, filed on Form 20-F, for additional information.

Endesa Chile and its subsidiaries have contested Ministry Resolution No. 35 in court against the Chilean Fisco, the entity of the Chilean Government  requesting the court to declare the Resolution invalid on the basis that the Ministry of Economy exceeded its authority when enacting it.

Argentina

Stamp Tax for Transportadora de Gas del Norte S.A. and Endesa Chile

On March 27, 2001, Endesa Chile was notified of the Resolution of the administrative agency Direción Provincial de Rentas in the Neuquén Province against Transportadora de Gas del Norte S.A. (“TGN”).  This resolution was related to the Stamp Tax charge of $13,943,572 Argentine pesos (including tax, interests and penalties calculated on February 28, 2001).  On April 5, 2001, TGN filed an appeal before the Dirección Provincial de Rentas which effectively suspended the obligation of the payment.  On April 11, 2001, Endesa Chile filed an appeal to review the resolution and the process used by the Provincia to determine the tax and apply the sanctions.  On November 8, 2001 the Dirección Provincial de Rentas notified Endesa Chile of Resolution 591/DPR/2001, which required us to pay the sum of Ar$ 2,784,507.98 (this sum does not include interests and penalties), for the concept of taxes for the two gas transportation contracts executed by TGN and Endesa Chile.  On November 22, 2001 Endesa Chile presented its response against this Resolution.  The ruling of the Dirección Provincial de Rentas is still pending as of the date of this annual report.

Brazil

Drawback

In 1998, CIEN received a fiscal incentive (“Drawback”) for the import of goods and equipment for the construction of electrical transmission lines between Brazil and Argentina, with the suspension of federal taxes on imports and industrialized products.  This fiscal incentive covered goods and equipment imported by March 31, 2001.  Prior to that date, CIEN requested an extension in order to include the import of goods and equipment still pending for inclusion in the project.  The extension of the term for the fiscal incentive was denied and CIEN appealed against that decision administratively, and through the courts obtained a preliminary and provisional decision to ensure the extension of the Drawback to import goods and equipment still required to complete the project.  The judicial demand was resolved in November 2003 when DECEX formally denied the extension of the term for the Drawback.  In order to clarify this point it is important to stress that this judicial demand had two principal points: (i) to ensure the extension of the Drawback to import goods and equipments still required to complete the project; and (ii) to compel DECEX to make known its opinion.  In addition to the above mentioned matter, the Department of Operations of Exterior Commerce (DECEX) also presented an administrative demand, which is currently pending, requesting the annulment of the Drawback.  The Ministry of Development has decided to join these two demands since they refer to the same topic.

CIEN was unexpectedly notified on December 16, 2004 by the Brazilian’s Federal Receipt of a tax obligation in an amount of U.S.$ 86 million corresponding to the Import Duty (II) and Tax on Manufactured Products (IPI) relating to certain goods imported in Drawback regime.  This amount comprises the relevant tax principal amount (U.S.$ 29,500,000), interest accrued (U.S.$ 34,500,000) and penalties (U.S.$ 22,000,000).

On January 14, 2005 CIEN appealed against this notification, requesting that it be annulled since DECEX has not reached a final decision regarding the Drawback and for that reason the imports made by CIEN under the Drawback regime should have the import taxes suspended until a resolution is obtained.

On March 22, 2005 CIEN received decision number 079 from DECEX, which declared the annulment of the Drawback in the lower court, retroactively effective to the date of the benefit concession.  Although CIEN had presented its defense against this decision, it received another decision from “DECEX”, decision number 223, keeping the annulment of the concession act.  In April 2005, CIEN presented a request to obtain the suspension of the decision given, and in October its request was denied by the Ministry of Development, Industry and Foreign Commerce, without analysis on the merits.  On February 1, 2006 CIEN received the Ministry’s decision, which confirms the annulment of the benefit of Drawback.  This decision exhausts the administrative process for the Drawback, thus the next possible step is to present a judicial demand in order to discuss the matter.

On September 12, 2005 CIEN obtained a sentence in lower court, in the legal administrative of Public Treasury, which partially admits CIEN’s assertion (on imports made by the State of by Rio de Janeiro only) and continues the inspection procedure for the imports made by the State of Rio Grande do Sul.  In October 2005, CIEN appealed this sentence and is waiting for a decision.

A final decision against the interests of CIEN could represent a contingency for CIEN of approximately U.S.$ 136 million.

ICMS Fiscal Incentives

Under legislation of the State of Rio de Janeiro in effect at the time when the concession of the fiscal incentives (drawback) from federal taxes (as stated in the previous point) was in effect, CIEN would have the right to obtain drawbacks on imports of goods and equipment for the carrying out of the electricity transmission line project between Brazil and Argentina, with a suspension of tax (VAT) on the circulation of merchandise and services—ICMS (state tax).

In April 1999, CIEN obtained from the tax authorities of the State of Rio de Janeiro the drawback related to the ICMS.  However, this drawback was cancelled in 2003 by a decree issued by the Legislative Assembly of the State of Rio de Janeiro due to differences in legal interpretation regarding the right of CIEN to avail itself of this incentive.  Considering the mentioned Decree in January 31, 2004 CIEN decided to integrate the REFERJ (State Tax

Restructuring Authority), and the total due amount (U.S.$ 35,897,435.90) is being paid in 120 monthly installments which began in January 2004.  On December 31, 2005, the total amount due by CIEN was U.S.$ 27,546,000.

Class Action Suit Against COPEL and CIEN

In 2001, a class action by the citizens of Paraná was brought against CIEN, COPEL, the State of Paraná and its Governor, and the ANEEL (the Brazilian electricity regulatory agency).  The class action suit alleges, among other things, that the power supply agreement with COPEL and CIEN was not properly authorized.  The group is seeking the nullity of the 1999 power supply contract with COPEL and CIEN (currently 400 MW) and the suspension of the privatization of COPEL.  If the group of citizens is successful, the energy contracts between CIEN and COPEL, which represent U.S.$ 107 million in annual revenues for CIEN, could be nullified.  However, an early termination of this contract would allow us to re-contract this energy.

In October 2004 CIEN presented its defense and in November 23, 2004 CIEN was informed that the term for the presentation of the defense of COPEL and Paraná State had expired.

On December 16, 2005 the proceeding returned from the Federal Public Prosecution Service with a legal opinion dismissing the law suit.

Administrative Tax Demand for Federal Taxes

In May 2003, CIEN was notified of an administrative tax demand brought by the federal tax authorities for amounts supposedly due in relation to “Imposto de Renda Pessoa Jurídica—IRPJ,” “Programa de Integração Social—PIS,” “COFINS” and “Contribuição Social sobre Lucro Líquido,” incidents concerning financial transactions and exchange fluctuations occurring in 1998 and 1999, i.e., when CIEN was still in a pre-operating phase.

CIEN presented its defense in July 2003.  On September 28, 2004 the federal tax authorities issued a resolution partially accepting CIEN’s arguments, and therefore CIEN appealed on the part that the tax authority did not accept.  This appeal was presented in October 27, 2004 and is currently being analyzed by the tax authorities.  The proceeding continues to be analyzed by the tax authorities.  According to the defense lawyers and lawyers who gave legal opinions on the matter in 1998 and 1999, there is a good probability of a decision favorable to CIEN.  A final decision adverse to CIEN would imply a contingency of approximately U.S.$ 7 million.

Demand for Annulment of Privatization of Cachoeira Dourada

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

Administrative Tax Demand

In November 2002, Cachoeria Dourada was notified of two administrative tax demands brought by the federal tax authorities, for amounts allegedly due to “Imposto de Renda Pessoa Jurídica – IRPJ” and “Contribuição Social Sobre o Lucro Líquido – CSLL”, incidents concerning compensation of financial transactions relating to the lack of transference of fiscal credit from CELG to Cachoeria Dourada, which was required when CELG split into two companies, CELG and Cachoeira Dourada.

Cachoeira Dourada presented its defense and on June 25, 2003 the judge gave a preliminary and provisional decision to suspend the enforceable liability.  Cachoeira Dourada presented its appeal requesting clarification of the decision, which was denied.  We appealed from this decision and we are still waiting for the final decision on this matter.  According to the defense lawyers, there is a good probability of a decision favorable to Cachoeira Dourada.  A final decision adverse to Cachoeira Dourada would imply a contingency of approximately U.S.$ 5 million.

Law No. 10,848 of 2004

Two main energy auction systems currently affect CIEN.  The “old energy” system allows energy transmission companies that have fully depreciated their property, plant, and equipment to participate in auctions for “old energy.”  Law No. 10,848 of 2004 established a new auction-based system for energy contracts, whereby energy transmission companies that began operations after January 2000 would participate in this “new energy” auction system.  This new law has had an adverse effect on CIEN.  CIEN, as an energy transmission company which imports energy was considered, according to that Law, unable to participate in either type of auction (old or new energy) due to its status as an import company.

 On July 25,2005, CIEN submitted an administrative appeal before the National Agency of Electric Energy, or ANEEL, to nullify the effects of Law No. 10,848 of 2004.  Our legal arguments to defend CIEN’s interests are based on Article 17 of Law No. 10,848, which presents the conditions required to contract energy in the new model.  One of these conditions states that the company must have initiated its commercial energy transactions after January 1, 2000.  Although CIEN is an energy transmission company, it complies with the legal requirements of that law, as it began its activities on June 21, 2000.  In addition, Law No. 10,848 conflicts with the agreements signed with MERCOSUL because it has a different definition of “import company.”  For details, see “Item 4. Information on the Company—B.Business Overview-Structure of the New Electricity Sector.”  We are currently awaiting the decision of our administrative appeal.

Colombia

Capacity Charge

Resolutions 111 and 077 of 2000, issued by the Energy and Gas Regulatory Commission (“CREG”), amended Resolution 116/96 by declaring that the hydrological conditions of the years 1991 and 1992 (which were the driest years in recorded Colombian history) will no longer be used as the basis for calculating the capacity charge.  Instead, hydrological series composed of 24 months each, that correspond to the minimum historical level of the river flow, will be used for purposes of this calculation.  The hydrological series considered in this manner have a very low energy contribution, resulting in a reduction of the hydraulic generation used in the model for the calculation of the

Capacidad Remunerable Teórica (“CRT”) and benefiting the thermal generation.  This new calculation adversely effects our subsidiaries Emgesa and Betania.

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

During years 2000 through 2004 CREG calculated the capacity charge under the new model for Emgesa and Betania.  Emgesa and Betania filed a lawsuit against those calculations before the Supreme Court of Antioquia seeking to reverse the new calculations.  The ruling of the court is still pending.

In December 2005, CREG calculated the capacity charge under the new model for Emgesa and Betania.  Emgesa and Betania will file a lawsuit before the Supreme Court of Antioquia seeking to reverse the new calculation.  Every year the administrator of the electricity system (“ASIC”) estimates the capacity charge for the following year.  Emgesa and Betania petitioned ASIC to revoke the estimates carried out for the years 2001 through 2005.  ASIC rejected all the requests for revocation.  Subsequently, both companies demanded the capacity charge liquidation in a monthly manner.  The Supreme Court of Antioquia has not yet decided such actions.

Emgesa S.A. Muña Class Action

On August 16, 2001, approximately 4,000 inhabitants of the Sibaté-Cundinamarca community filed a class action environmental claim before the Administrative Court of Cundinamarca.  This claim was based on the alleged pumping of polluted waters from the Bogotá River to the Muña Reservoir for the generation of electricity.  The defendants are a group of public and private entities, including Emgesa.  The plaintiffs are seeking pecuniary and non-pecuniary damages of approximately U.S.$ 1.1 billion.  The plaintiffs allege that the pollution has been occurring for several decades.  It is important to note that Emgesa did not begin generating energy in the Muña Reservoir until the end of 1997, when it was incorporated.

In addition, there is a separate claim seeking the decontamination of the Muña Reservoir, which may present an additional liability of U.S.$ 3 to 5 million for Emgesa.  On August 30, 2004, Emgesa was notified that the first instance court had agreed with the proposals of certain parties, including Emgesa in the “Pacto de Cumplimiento,” a document which sets forth the obligations of the parties in the event the trial ends due to agreement of the parties.  The court’s ruling sets forth the sources and responsibilities for financial issues related to the decontamination, in particular those in charge of public authorities.

The first instance court’s ruling established that Emgesa is not responsible for the contamination.  On November 5, 2004, a Committee of Monitoring was appointed to verify the fulfillment of the conditions imposed by the court.  The Committee will meet every month on the third working day (last meeting: December 5, 2005), with the purpose to present to the judge a report on the advance to the “Pacto de Cumplimiento”.

Moreover, Empresa de Energía Eléctrica de Bogotá, the previous owner of the Muña Reservoir, was recently ordered by a judicial ruling to begin the decontamination process of the Muña Reservoir, which may offset the amount of damages Emgesa will be responsible for, should the plaintiff prevail in either of these proceedings.

Peru

SUNAT Income Tax Assessment 1996 - 1999

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

On July 10, 2003 by an Intendance Resolution No. 0150150000032, SUNAT resolved the controversy and accepted some of Edegel’s claims.  However, regarding Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, SUNAT determined that tax benefits granted by Law No. 26,283 and its regulation (Supreme Decree No. 120-94-EF) were not applicable to Edegel because the 1996 spin-off was not valid.  Additionally, SUNAT objected to the market value attributed to the fixed assets Edegel acquired from Talleres Moyopampa.  The Peruvian tax Authority claimed a tax liability for the fiscal years 1996, 1997, 1998 and 1999 in the amount of Peruvian soles 555 million (approximately U.S.$ 159 million) in connection with, among other things, the 1996 spin-off that created Edegel.

On August 1, 2003, Edegel appealed SUNAT’s ruling (Intendance Resolution No. 0150150000032) to the Tribunal Fiscal.  Furthermore, in September and November 2003 Edegel presented complementary written reports to the Tribunal Fiscal in order to reinforce its legal and economic position.

On November 14, 2003 Edegel accepted some of SUNAT’s claims and paid approximately U.S.$ 15 million.  However, the most significant claims remained in controversy (these included excessive tax depreciation for revalued fixed assets, Rule VIII in the Preliminary Title of the Ordered Unique Text of the Tax Code and market value of acquired fixed assets).

On September 10, 2004, by Resolution RTF No. 06686-4-2004, the Tribunal Fiscal (Tax Court) resolved the controversy and determined that Rule VIII in the Preliminary Title of the Ordered Unique Text of the Tax Code was not applicable to Edegel’s spin-off and that SUNAT’s claim on this matter was void.  Accordingly, it ordered SUNAT to make a new examination of the market value of acquired fixed assets in 1996.

On December 23, 2005, Edegel was notified of  SUNAT’s Resolution No. 01501-50000603.  SUNAT accepted most of the revalued amount of the assets.  SUNAT assessed Edegel for the income tax resulting from the reduced appraisal value of two concepts included in such revalued assets resulting in a tax debt of Peruvian soles 30.4 million (approximately U.S.$ 8.9 million), plus Peruvian soles 82 million (approximately U.S.$ 24 million) in fines.  The Company appealed Sunat’s Resolution, but has decided to pay the tax debt corresponding to years 1996, 1997, 1998 and part of 1999, applying for a special payment benefit approved by Legislative Decree No. 914, that created the  SEAP (Special System of Actualization and Payment of tax debts due to August 30, 2000).  Based on such tax benefit, by paying the amount of Peruvian soles 9,391,281 (approximately U.S.$ 2.8 million), that was provisioned, the tax debt and fines corresponding to such years would be extinguished.  For part of year 1999, the Company will continue the appeal  before the Tax Court, defending one of the concepts rejected by SUNAT (“interests during construction”).  The tax exposure for such procedure, provided that the Company applies for SEAP would be Peruvian soles 12,794,718 (approximately U.S.$ 3,752,117) up to December 31, 2005.

SUNAT Income Tax Assessment 2000 - 2001

On December 28, 2005, Edegel was also notified of SUNAT’s Resolutions No. 012-003-0009045 and 012-003-0009044 corresponding to years 2000 and 2001, for a total amount, including interests and penalties, of Peruvian soles 76 million (approximately U.S.$ 22.29 million), of which almost 72% corresponds to the depreciation of the revalued assets.  On January 25, 2006, the Company filed a partial claim against such resolutions.  The tax exposure for such claim would be Peruvian soles 46,798,002 (approximately U.S.$ 13,723,754), including tax-related debt, fines and interests owed up to December 31, 2005.

SUNAT Sales Tax Assessment

On December 27, 2004 SUNAT assessed a new tax claim on Edegel for an aggregate amount of U.S.$ 8.2 million, including tax, fines and interest (U.S.$ 7.9 million for sales tax and U.S.$ 0.3 million for income tax).  The main reason for this tax assessment is the fact that SUNAT does not acknowledge a transaction between Edegel and Generandes Peru S.A. (owner of 63.55% of Edegel’s outstanding stock) that took place in 2000.

This transaction consists of a technical assistance contract entered into between Edegel and Generandes Peru S.A. under which the latter performed an assistance service to the former for the administration and development of Yanango and Chimay Projects.  To carry out its obligations under this agreement, Generandes Peru S.A. contracted its shareholders Entergy Power Peru S.A. (currently Southern Cone Power Peru S.A.) and Compañía Eléctrica Cono Sur S.A. (“Subcontractors”).  Subcontractors performed several obligations on behalf of Generandes Peru S.A., which compensated them for their services.

SUNAT’s position is that: (i) Generandes Peru S.A. and the subcontractors are “holding companies” and cannot afford to perform the contracted services; (ii) Edegel did not exhibit documents showing that Endesa Chile and Entergy Co., shareholders of Subcontractors, were hired by them and therefore, SUNAT does not accept the documents showed by Edegel and issued by Endesa Chile and Entergy Co.; and (iii) administration and development of the Yanango and Chimay Projects were performed by Edegel and not by third parties.

SUNAT contends that (i) Edegel received assistance services from its executives and directors and from Endesa Chile and Entergy Co. for free, and (ii) Edegel paid Generandes Peru S.A. for a service the latter did not perform.  Even though SUNAT admits the projects took place, it concludes that there is no connection between payment made to Generandes Peru S.A. and Edegel’s taxable income.

Edegel has filed an objection to SUNAT’s tax assessment and has refuted SUNAT’s arguments and presented new evidence in the case.  Edegel’s legal advisors believe the Tribunal Fiscal (Tax Court) should dismiss SUNAT’s arguments and make a new examination.

Dividend Policy

As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued Shares eligible to vote, Endesa Chile must distribute a cash dividend in an amount equal to at least 30% of Endesa Chile’s consolidated net income for each year (on a Chilean GAAP basis), unless and except to the extent Endesa Chile has carried forward losses.  Subject to this requirement, Endesa Chile’s dividend policy is proposed to the shareholders at the annual regular shareholders’ meeting of Endesa Chile, as is the policy the board of directors intends to follow with respect to the payment of dividends for that year.  At such meeting, shareholders consider and, if in order, approve the final dividend proposed by the board of directors in respect of the prior year’s results.

In each year since 1990, Endesa Chile has declared as dividends 100% of its net income.  However, at the annual regular shareholders meeting held on April 2001, the board of directors’ recommendation to change Endesa Chile’s dividend policy to provide for dividends that amount to 30% of the net income for 2000 was approved.  The board of directors recommended this change because much of the net income for 2000 did not represent recurring profits and the retained earnings would reinforce the Company’s financial position and provide more funds for future projects.  At the annual regular shareholders’ meeting held in March 2004 the dividend policy to provide for dividends an amount to 30% of the net income for 2003 was approved.

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

At its February 28, 2006 ordinary meeting, the Company’s board of directors agreed, in compliance with the dividend policy for 2005, to propose at the annual ordinary shareholders’ meeting to be held on March 21, 2006, the distribution of a final dividend of Ch$ 5.82 (five Chilean pesos and eighty-two cents) per common share.  If approved, this dividend will be paid on March 30, 2006.

Considerations that are relevant to a determination by the board of directors to propose a dividend include current and projected operating results, any applicable restrictions in Endesa Chile’s credit agreements and any other relevant factors.  Shareholder approval of a proposed dividend is typically made subject to the board’s ability to change the amount and timing of the dividend if circumstances relating to any of the foregoing considerations change subsequent to such shareholder approval.  In addition, because certain of the operations of Endesa Chile are conducted through subsidiaries, Endesa Chile’s ability to pay dividends depends, in part, on its receipt of dividends from such subsidiaries.  Currently, there are no restrictions on the ability of Endesa Chile or any of its subsidiaries to pay dividends, other than customary legal restrictions limiting the amount of dividends to net income and retained earnings and except for the following:  Endesa Chile is prohibited under its November 5, 2004 credit agreement from paying dividends if a default or event of default exists or would exist after giving effect to such payment; its subsidiary Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios; Edegel may not pay dividends in the case of default of certain loans; Endesa Costanera is prohibited from (i) paying dividends and intercompany interest, (ii) undertaking capital reductions, and (iii) repaying debt while certain debt is outstanding; and Betania is prohibited from (i) paying dividends in the case of default of certain loans, (ii) repaying intercompany debt unless it raises additional funds from the sale of assets or the capital reduction of its subsidiary Emgesa, and (iii) paying intercompany interest if any scheduled payment of the syndicated loan is due and not paid.

The Company pays dividends to shareholders of record as of five business days before the payment date.  Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company and the amount of dividends distributed per 30 Shares (one ADS represents 30 Shares) in U.S. dollars.  See “Item 10. Additional Information— D. Exchange Controls.”

	Dividends Distributed (1)
Year	Ch$ per Share (2)	Ch$ per Share (3)	U.S.$ per 30 Shares (ADS) (4)
1997	11.74800	15.12928	0.886
1998	2.06200	2.50067	0.146
1999	—	—	—
2000	0.96000	1.08597	0.064
2001	0.94000	1.05487	0.062
2002	—	—	—
2003	2.30000	2.44496	0.143
2004	4.13000	4.28694	0.251
2005(5)	5.82000	5.82000	0.341

(1)   This chart details dividends payable in any given year, not necessarily paid that same year, and do not reflect reduction for any applicable Chilean withholding taxes.

(2)   Amounts shown are in historical Chilean pesos.

(3)   Amounts shown are expressed in constant Chilean pesos as of December 31, 2005.

(4)   The U.S. dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 512.5 = U.S.$ 1.00, the Observed Exchange Rate prevailing on December 31, 2005, to the constant Chilean peso amount.

(5)   To be proposed at the Annual Shareholders’ Meeting of Endesa Chile, to be held on March 21, 2006.

B.    Significant Changes.

None.

Item 9.    The Offer and Listing

A.    Offer and listing details.

Market Price and Volume Information

Endesa Chile has a total of 8,201,754,580 shares that are traded in Chile, the United States and Spain.  Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.  Endesa Chile conducted a preemptive rights offering and United States offering of ADSs in 1994 (the “1994 Offerings”).  Since the conclusion of the offerings in 1994, the ADSs (each ADS representing 30 shares) have been traded in the United States on the New York Stock Exchange under the symbol EOC.  The ADSs are evidenced by American Depositary Receipts, ADRs.  The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder.  An ADR may represent any number of ADSs.  Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.

Endesa Chile’s outstanding notes are not listed on any exchange.  The notes are traded primarily in the over-the-counter market in the United States.

During 2005, volume traded on the Santiago stock exchange ascended to 859,476,150 shares, equivalent to Ch$ 600.19 billion.  The table below shows, for the periods indicated, annual quarterly, high and low closing prices in Chilean pesos for the Shares on the Santiago Stock Exchange and the annual, quarterly high and low closing prices of the ADSs in U.S. dollars as reported by the New York Stock Exchange.  As of December 31, 2005, ADRs evidencing 13,698,490 shares were outstanding (equivalent to 410,954,700 shares or 5.01% of the total number of issued shares).  It is not practicable for the Company to determine the proportion of ADRs beneficially owned by US persons.  The stock closed at U.S.$ 30.62 on the last day of trading in the New York Stock Exchange in 2005.

	Santiago Stock Exchange (1)(2)		NYSE (1)
	Ch$ per Share		U.S.$ per ADS
Most Recent Six Months	High	Low	High	Low
February 2006	565.00	511.00	32.07	29.40
January 2006	555.70	520.00	32.19	29.16

2005 Annual
lst Quarter	393.00	313.50	20.29	16.16
2nd Quarter	505.00	428.00	25.85	19.50
3rd Quarter	523.00	465.10	29.87	24.10
4th Quarter	561.00	512.00	32.50	28.53

2004 Annual	347.50	225.00	18.66	11.50
lst Quarter	268.01	225.00	13.80	11.52
2nd Quarter	279.00	248.00	13.71	11.50
3rd Quarter	328.00	259.00	16.33	12.20
4th Quarter	347.50	311.00	18.66	15.27

2003 Annual	253.00	172.00	12.02	7.02
1st Quarter	189.01	172.00	8.10	7.02
2nd Quarter	224.50	172.00	9.54	7.10
3rd Quarter	238.00	208.50	10.80	8.90
4th Quarter	253.00	222.00	12.02	10.63

2002 Annual	236.00	152.50	10.73	6.05

2001 Annual	254.00	190.99	12.22	7.96

(1)   Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)   Chilean pesos per Share reflected nominal price at trade date.

B.    Plan of Distribution

Not Applicable.

C.    Markets

In Chile, the Company’s stock is traded on three exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 46 stockholders as of the date of this filing.  As of December 31, 2005, 245 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2005, the Santiago Stock Exchange accounted for 84% of Endesa Chile’s total equity traded in Chile.  In addition, approximately 15% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and nonmember brokerage houses, and 1% was traded on the Valparaíso Exchange.

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

There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA.  The IGPA is calculated using the prices of over 160 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous.  The IPSA is calculated using the prices of the 40 most actively traded shares.  The shares included in the IPSA are weighted according to the value of the shares traded.  As of December 31, 2005, Endesa Chile was included in the IPSA.

In Spain, shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001.  One trading unit is the equivalent of 30 common shares (the same unit conversion of 30:1 as an ADS) and the trading ticker symbol is “XEOC.”  Trading of our shares in the Latibex during 2005 amounted to 970,060 units, which in turn was the equivalent of € 18.57 million.  The stock closed at € 26.00 on the last day of trading in Latibex in 2005.

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

General

Shareholders’ rights in Chilean companies are governed by a company’s by-laws, which effectively serve the same purpose as the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Ley de Sociedades Anónimas No. 18,046 or the Chilean Companies Act.  In addition, DL-3500, which permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, the Superintendency of Securities and Insurance, or the SVS, under the Ley de Mercado de Valores No. 18045, or the Securities Market Law, and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act clarifies rules establishing publicly held limited liability companies while eliminating government supervision of private companies.  On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law.  Among other things, it provides a new definition for publicly held companies and new rules regarding change of control, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions.  Publicly held limited liability companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings exceed such percentage, and all other companies which are voluntarily registered with the SVS, regardless of the number of their shareholders.  Endesa Chile is a publicly held limited liability company.

Reporting Requirements Regarding Acquisition or Sale of Shares

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

•      any direct or indirect acquisition or sale of shares made by a holder that, due to an acquisition of shares of such publicly held company, results in the holder acquiring directly or indirectly of 10% or more of a publicly held company’s subscribed capital; and

•      any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held company.

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

Register

Endesa Chile is registered with the SVS and its entry number is 0114.

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

Agreements entered into by Endesa Chile in which one or more directors have an interest or act as the representative of another person have to be known to, and approved previously by, the board and have to be consistent with usually prevailing market conditions.  The resolutions taken by the board to this effect have to be submitted to the next shareholders’ meeting by the Chairman, and have to be listed in the notice of that meeting as a matter to be addressed at that meeting.

All agreements between Endesa Chile and its majority shareholders, its directors or executives, or related parties, need to be approved by a two-thirds majority of the board and must be recorded in the minutes of the board of director meetings.

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

•      number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this annual report, Endesa Chile’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our by-laws do not contain any provisions relating to:

•      redemption provisions;

•      sinking funds; or

•      liability to further capital calls by the Company.

Under Chilean law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “Shareholders’ Meetings and Voting Rights”.

Capitalization

Under Chilean law, the shareholders of a company, acting at a special shareholders’ meeting, have the power to authorize an increase in its capital.  When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, such subscriber is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction.  However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized shares, and issued shares for which full payment has not been made within the period fixed by the special shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.

As of the date of this annual report, the capital subscribed for and fully paid is Ch$ 1,115,200,845,356 (this sum corresponds to the subscribed and paid capital on December 31, 2005) through 8,201,754,580 shares.

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

Shareholders’ Meetings and Voting Rights

A modification of Articles 1bis, 5bis, 16bis, 20bis, 27bis, 28bis, 32bis, 34bis, 35bis and 36bis of the by-laws requires the affirmative vote of 75% of the issued voting shares.

A regular annual meeting of our shareholders is held within the first four months following the end of our fiscal year.  The last regular annual meeting was held on April 8, 2005.  Special meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.  To convene a special meeting, or a regular annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges.  The last special meeting of shareholders was held on April 8, 2005.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting.  Additionally, a shareholders’ meeting is called for the purpose of considering:

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

Chilean law does not require a publicly held Chilean company to provide its shareholders the same level and type of information required by U.S. securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled regular annual shareholders’ meeting.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of a regular annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements.  Limitations on the distribution of annual reports are established for the SVS in Circular No. 1108.

The Chilean Companies Act provides that, upon the request by shareholders representing 10% or more of the issued voting shares, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held company convenes a regular meeting of shareholders and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered as such with Endesa Chile at least five business days prior to the date of a meeting are entitled to attend and vote their shares.  A shareholder may appoint another individual, who need not be a shareholder as his proxy to attend and vote on his behalf.  Proxies for such representation shall be given in writing for all the shares held by the owner.  Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

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

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Endesa Chile’s shares or in shares of publicly held corporations held by Endesa Chile.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act—as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then prevailing rate for UF-denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

In the event of a liquidation of Endesa Chile, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment of all creditors.

Approval of Financial Statements

The board of directors is required to submit Endesa Chile financial statements to the shareholders annually for their approval.  If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the board of directors must submit new financial statements no later than 60 days from the date of such meeting.  If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting.  Directors who individually approved such financial statements are disqualified for reelection for the following period.  Our shareholders have never rejected the financial statements presented by the board of directors.

Change of Control

Our by-laws do not contain any provisions that would delay, defer or prevent a change in control of Endesa Chile.  Under new Article 54 and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a company and who makes a public offer for its shares must disclose their intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started.  If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

Acquisition of Shares

There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.  However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock.  The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder.  Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued voting shares.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.  In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.

“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting.  The price paid to a dissenting shareholder of a publicly held company, the shares of which are quoted and actively traded on one of the Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•      the transformation of the company into an entity which is not a sociedad anónima abierta governed by Chilean Companies Act;

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

•      certain remedies for the nullification of the corporate by-laws; and

•      such other causes as may be established by the law and by the company’s by-laws.

Investments by AFPs

Title XII of DL-3500 permits Administradoras de Fondos y Pensiones, or AFPs to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee.  The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Endesa Chile has been a Title XII Company since 1987 and is approved by the Risk Classification Committee.

Title XII companies are required to have by-laws that limit the ownership of any shareholder to a specified maximum percentage, and that certain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

The shares are registered by Endesa Chile through an Administrative Agent named Depósito Central de Valores S.A., Depósito de Valores.  This entity is responsible for Endesa Chile’s shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Endesa Chile.

Foreign Investment Contract and Chapter XXVI

In connection with our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company.  Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.  A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI.  This Compendium was restated and has been in force since March 1, 2002.  As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market.  However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S.$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market.  However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit such U.S. dollars outside of Chile), including amounts received as:

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

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire U.S. dollars provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos.  Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  On September 28, 2001, the Chilean corporate tax rate was amended.  Until December 31, 2001, the corporate tax rate was 15%.  As of January 1, 2002, the corporate tax rate was increased to 16%.  As of January 1, 2003, it increased to 16.5% and as of January 1, 2004, the corporate tax rate increased to 17%.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

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

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	(Withholding tax rate) – (Chilean corporate income tax rate)
Withholding Tax Rate	1 – (Chilean corporate income tax rate)

Dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 7 to our consolidated financial statements.

Under Chilean income tax law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation.

Taxation on Sale or Exchange of Shares or ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs, or ADRs evidencing ADSs, outside Chile will not be subject to Chilean taxation.

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

Taxation on shares acquired after April 19, 2001

On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange, (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds, and (iv) the shares must have been acquired after April 19, 2001.

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

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event.  In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.  Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There are no gift, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

United States Tax Considerations

The following discussion describes the material U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or shares to a beneficial owner that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation; or other entity taxable as a corporation; created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.  The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed regulations, published rulings and court decisions, all as currently in effect or proposed, any of which is subject to change at any time, possibly with retroactive effect.

This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under U.S. federal income tax laws such as:

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

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, as described more fully below.  This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true.  The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits.  Such actions would also be inconsistent with claiming the 15% rate described below applicable to certain dividends received by noncorporate holders.  Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain noncorporate holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made in respect of our ADSs or shares, other than certain rom distributions of common shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to corporations under the Code.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%.  U.S. Holders should consult their own tax advisors regarding the application of this rate in their particular circumstances.  The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

Dividends paid in Chilean pesos will be includeable in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you (or in the case of ADSs, the depositary) actually or constructively receive such dividends, regardless of whether the pesos are in fact converted into U.S. dollars at that time.  If you hold shares, dividends are treated as received on the date you receive your distribution.  If you hold ADSs, that date would be the date on which the Depositary receives the distribution.  If items received in pesos are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be U.S.-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

Effect of Chilean withholding taxes

Payments of dividends on our ADSs or shares to foreign investors are subject to Chilean withholding taxes.  For U.S. federal income tax purposes, you will be treated as having received the gross amount of any dividend paid, including the net amount of Chilean taxes withheld by us, and then as having paid over the withheld taxes to the Chilean tax authorities.  As a result, the amount of dividend income includible in gross income for U.S. federal income tax purposes by you in connection with a payment of dividends will be greater than the amount of cash actually received by you.

However, subject to generally applicable limitations and restrictions, which may vary depending upon your circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the net amount of Chilean income taxes withheld by us.  The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income.  The rules governing foreign tax credits are complex and, therefore, you are urged to consult your tax advisor to determine the extent to which you may be entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

Sale or other disposition

Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the sale or disposition and your adjusted tax basis in the ADSs or shares.  This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition.  Capital losses are subject to limitations.  Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  Certain gains recognized upon a sale or exchange of our shares (but not ADSs that are disposed of outside Chile) are subject to Chilean income taxes.  Due to generally applicable limitations and restrictions, those taxes may not be creditable against your U.S. federal income tax liability.  You are urged to consult your tax advisor to determine the extent in which you may be entitled to foreign tax credits with respect to taxes paid with respect to gains recognized upon sale or exchange of our shares or ADSs.

Passive Foreign Investment Company rules

We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2005 taxable year.  We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply and additional tax form filing requirements.  You are urged to consult your tax advisors regarding the consequences for you if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

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

F.     Dividends and paying agents.

Not applicable.

G.    Statement by experts.

Not applicable.

H.    Documents on display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed, In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I.      Subsidiary Information.

Not applicable.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks from changes in interest rates and foreign exchange rates.  These risks are monitored and managed by the company in coordination with Enersis, our parent company.  The Company’s board of directors approves risk management policies at all levels.

The Company does not enter into financial instruments for non-trading or speculative purposes.  As a result, the Company’s market risk is limited to trading risks.

Commodity Price Risk

In our electricity generation business we are exposed to market risks arising from the volatility of electricity, natural gas and coal prices.  In order to manage these exposures, we enter into long-term contracts with suppliers and customers.  In Brazil and Argentina we also enter into contracts to secure long-term supplies of electricity for our interconnection business between Argentina and Brazil.  All contracts that constitute commodity-price sensitive instruments held as of December 31, 2005 and 2004 related to electricity were entered into for trading purposes.

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets.  We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2005 and 2004 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

We are exposed to the volatility of coal prices in the Chilean and Colombian market, We manage our exposure to this commodity by entering into short-term contracts with our suppliers.  We believe that our exposure to this commodity is immaterial.  As of December 31, 2005 and 2004 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.

The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company as of December 31, 2005 and 2004 differentiated by power market and company.  These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery.  Net settlement is not allowed for any of the contracts.  Most contracts have optionality features in quantities and prices with indexation clauses to factors such as inflation indices, foreign currencies and natural gas prices in Argentina.  In the construction of these tables management makes assumptions using available market data and pricing models.  Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others.  These inputs become more difficult to predict and the estimates less precise as the term of the contract increases.  As a result, fair values are highly dependent upon the assumptions being used.  Intercompany amounts have not been eliminated in the following tables.

CHILE

ENDESA CHILE		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
									[in U.S.$ millions]
Purchase of Electricity	GWh	720	720	—	—	—	—	1,440	(24.72)
Weighted Average Price	U.S.$/MWh	41.0	42.0	—	—	—	—

BRAZIL

CIEN		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
									[in U.S.$ millions]
Sale of Electricity	GWh	6,367	6,317	6,352	9,196	9,196	9,196	46,624	291.16
Weighted Average Price	U.S.$/MWh	33.8	34.2	33.5	33.7	33.3	33.3
Purchase of Electricity	GWh	751	651	688	5,433	5,433	5,433	18,389	(301.40)
Weighted Average Price	U.S.$/MWh	18.0	18.0	18.0	30.0	30.0	30.0

ARGENTINA

CEMSA		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
									[in U.S.$ millions]
Sale of Electricity	GWh	751	651	688	3,831	3,831	3,831	13,583	318.02
Weighted Average Price	U.S.$/MWh	18.0	18.0	18.0	30.0	30.0	30.0
Purchase of Electricity	GWh	—	1,052	1,076	1,138	4,343	4,343	11,952	(220.73)
Weighted Average Price	U.S.$/MWh	—	17.3	26.2	26.2	29.3	29.3

ARGENTINA

COSTANERA-CBA		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
									[in U.S.$ millions]
Sale of Electricity	GWh	451	390	413	3,082	3,082	3,082	10,500	(171.22)
Weighted Average Price	U.S.$/MWh	17.7	17.7	17.7	29.8	29.8	29.8

Interest Rate Risk

At December 31, 2004 and 2005, 10.0% and 7.0%, respectively, of the Company’s outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR rate).  The Company manages its risk exposure to interest rates by maintaining debt with both variable and fixed rates.

As of December 31, 2005 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments (including hedging instruments) which expose the Company to interest rate risk are as follows:

	As of December 31, 2005
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(in millions of constant Ch$ )
Debt:
Fixed rate:
Ch$ - and UF-denominated	147,279	822	540	540	76,256	93,602	319,038	349,576
Weighted average interest rate	9.60%	9.58%	9.58%	9.58%	9.90%	—	9.62%	—
U.S.$ denominated	119,810	70,132	225,085	335,552	62,156	477,629	1,290,364	1,406,925
Weighted average interest rate	8.08%	8.06%	8.10%	7.94%	8.24%	—	8.08%	—
Other currencies	56,582	17,330	16,402	17,881	34,036	88,738	230,967	257,011
Weighted average interest rate	9.78%	9.54%	9.94%	9.96%	9.89%	—	9.79%	—

Variable rate
Ch$ - and UF-denominated
Weighted average interest rate
U.S.$ denominated (1)	-13,602	3,009	5,871	15,389	18,677	7,445	36,788	37,340
Weighted average interest rate	6.51%	6.57%	6.26%	5.10%	4.55%	—	6.39%	—
Other currencies	22,088	13,138	—	65,277	—	—	100,503	107,892
Weighted average interest rate	13.75%	13.20%	12.80%	—	—	—	12.71%	—
Total	332,155	104,431	247,898	434,639	191,124	667,413	1,977,661	2,158,744

(1)   During 2006 the negative value of the U.S.$ denominated variable rate debt maturity is due to the maturity of the asset part of the Libor - UF cross-currency swap.

By comparison, as of December 31, 2004, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments (including hedging instruments) which expose the Company to interest rate risk were as follows:

	As of December 31, 2004
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(in millions of constant Ch$ )
Debt:
Fixed rate:
Ch$ - and UF-denominated	4,312	144,445	3,677	3,602	3,811	166,989	326,836	342,450
Weighted average interest rate	7.76%	8.04%	8.02%	8.01%	8.00%	—	7.95%	—
U.S.$ denominated	80,825	136,999	80,834	246,889	365,740	660,563	1,571,850	1,714,607
Weighted average interest rate	7.28%	7.27%	7.23%	7.12%	6.45%	—	7.14%	—
Other currencies	18,752	58,724	1,768	10,258	7,346	72,626	169,474	174,288
Weighted average interest rate	10.50%	11.17%	11.35%	12.03%	11.80%	—	11.25%	—

Variable rate
Ch$ - and UF-denominated
Weighted average interest rate
U.S.$ denominated (1)	61,405	-17,932	809	809	6,383	5,310	56,785	56,913
Weighted average interest rate (2)	-0.43%	4.74%	5.01%	5.61%	5.10%	—	3.34%	—
Other currencies	65,235	23,607	16,171	1,025	67,601	—	173,639	175,892
Weighted average interest rate	13.44%	13.45%	13.06%	13.00%	—	—	13.19%	—
Total	230,530	345,844	103,259	262,583	450,880	905,488	2,298,584	2,464,149

(1)   During 2006 the negative value of the U.S.$ denominated variable rate debt maturity is due to the maturity of the asset part of the Libor - UF cross-currency swap.

(2)   During 2005 the negative average interest rate is due to the lower interest rate of the asset portion of the swap.  The negative maturity of 2006 is explained by the same asset portion of the swap.

Foreign Currency Risk

The Company is exposed to foreign currency risk arising from long-term debt denominated in U.S. dollars.  This risk is mitigated by the fact that a substantial portion of the Company’s revenues is linked to the U.S. dollar either directly or indirectly.  As of December 31, 2005, Endesa Chile had total consolidated financial indebtedness of U.S.$ 3,859 million, of which U.S.$ 2,590 million (net of currency hedging instruments), or approximately 67%, was denominated in U.S. dollars.  For the twelve-month period ended December 31, 2005, our revenues amounted to U.S.$ 2,191 million, of which U.S.$ 402 million, or approximately 18%, were denominated in U.S. dollars, and U.S.$ 981 million, or approximately 45%, were linked in some way to the U.S. dollar.  In the aggregate, approximately 63% of our consolidated revenues were either in U.S. dollars or correlated to such currency through some form of indexation.  On the other hand, the equivalent of U.S.$ 99 million were revenues in Chilean pesos, which represents approximately 5% of our 2005 consolidated revenues.

Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the U.S. dollar and the Chilean peso due to the application of Technical Bulletin No. 64.  Under Chilean accounting standards, the effect of remeasuring the Chilean peso to U.S. dollar exchange rate fluctuations is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts.

Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.

As of December 31, 2005 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company in foreign currency risk, are as follows, according to the date of maturity:

	As of December 31, 2005
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value (3)
	(in millions of constant Ch$ ) (1)
Debt:
Fixed rate:
U.S.$ denominated	119,810	70,132	225,085	335,552	62,156	477,629	1,290,364	1,406,925
Other currencies	203,860	18,152	16,942	18,421	110,292	182,339	550,006	606,587
Variable rate
U.S.$ denominated	(13,602)	3,009	5,871	15,389	18,677	7,445	36,788	37,340
Other currencies	22,088	13,138	—	65,277	—	—	100,503	107,892
—Other Instruments (2)
U.S.$ denominated	32,565	91,879	—	—	—	—	124,444	124,444
Other currencies	136,001	308	2,307	2,307	2,307	16,144	159,374	159,374
Forward contracts (receive U.S.$/pay Ch$ - UF)
Other foreign currency derivatives	25,625	—	—	—	—	—	25,625	(12,990)

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$ 512.50 = U.S.$ 1.00.

(2)   “Other instruments” include cash, time deposits and short-term accounts receivables.

(3)   Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2004 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company to foreign currency risk, are as follows, according to the date of maturity:

	As of December 31, 2004
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value (3)
	(in millions of constant Ch$ ) (1)
Debt:
Fixed rate:
U.S.$ denominated	80,825	136,999	80,834	246,889	365,740	660,563	1,571,850	1,714,607
Other currencies	23,064	203,169	5,445	13,860	11,157	239,615	496,310	516,738
Variable rate
U.S.$ denominated	61,405	-17,932	809	809	6,383	5,310	56,785	56,913
Other currencies	65,235	23,607	16,171	1,025	67,601	—	173,639	175,892
—Other Instruments(2)
U.S.$ denominated	220,294	3,510	—	—	—	—	223,804	223,804
Other currencies	212,097	26,782	1,418	793	432	308	241,830	241,830
Forward contracts (receive U.S.$/pay Ch$ - UF)	43,477	180,040	—	—	—	—	223,517	223,517
Other foreign currency derivatives	(70)	(10,831)	—	—	—	—	(10,901)	(10,901)

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch $557.40 = U.S.$ 1.00.

(2)   “Other instruments” include cash, time deposits and short-term accounts receivables.

(3)   Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

D.    Safe Harbor

The information in this Item 11.  Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward looking statements.  See “Forward Looking Statements” in the Introduction to this report for safe harbor provisions.

Item 12. Description of Securities other than Equity Securities

A.    Debt Securities.

[Not applicable.]

B.    Warrants and Rights.

[Not applicable.]

C.    Other Securities.

[Not applicable.]

D.    American Depositary Shares.

[Not applicable.]

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

[None.]

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

[None.]

E.     Use of proceeds.

[Not applicable.]

Item 15. Controls and Procedures

In order to meet the requirements of the Sarbanes-Oxley Act, in 2003 Endesa Chile began to implement a system of controls within the parameters of Sections 404 and 302.  The critical areas in which the standards of control required improvement were detected in the first stage of this project, which was completed in 2003.  The improvements recommended were implemented during 2004 and 2005 and the results of the evaluation of the effectiveness of control and procedures have not revealed any material weakness.

Endesa Chile’s management, under the supervision the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2005.

Based on this evaluation, Endesa Chile’s Chief Executive Officer and Chief Financial Officer concluded that Endesa Chile’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Endesa Chile is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.  Endesa Chile’s management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There have been no significant changes in Endesa Chile’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.         [Reserved]

Item 16A.      Audit Committee Financial Expert

Our Board of Directors has determined that José Fernández O. is an audit committee financial expert as defined under Item 16A of Form 20-F, is serving on the audit committee and is an independent member of the audit committee.  See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for more details.

Item 16B.      Code of Ethics

The standards of ethical conduct in Endesa Chile are governed by means of two corporate rulings on policies: the Charter Governing Executives and the Internal Regulations on Conduct in Securities Markets.

The Charter Governing Executives was adopted by the Board of Directors in June 2003 and is applicable to all managers contractually related to Endesa Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and internationally, including the Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Company.  The object of this set of rules, introduced into the contracts of those subject to its compliance, is to establish the behavior of management with respect to the principles governing their actions, and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values.

The Internal Regulations on Conduct in Securities Markets, adopted by Endesa Chile’s Board of Directors in June 2002, set the behavior criteria to be followed in market operations in order to contribute to their transparency and the protection of investors, and is applicable to the members of the Board of Directors, the senior executives, and the executives and employees of Endesa Chile determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.

The Internal Regulations on Conduct in Securities Markets and the Charter Governing Executives are accessible via Endesa Chile’s corporate website at www.endesa.cl (the information found at this Web site is not incorporated by reference into this report).  A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76

Santiago, Chile

Republic of Chile

(562) 630 9000

Item 16C.      Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Ernst & Young, by type of service rendered for the periods indicated:

Services Rendered	2004	2005
	(millions of U.S.$ )
Audit Fees	0.59	0.64
Audit-Related Fees (1)	0.08	0.01
Tax Fees (2)	0.03	0.10
All Other Fees	—	—
Total	0.70	0.75

(1)   During 2005, no significant audit related services were rendered by our external auditor.  In 2004, includes fees for: assistance services rendered in relation with Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (U.S.$ 80,000).

(2)   In 2005, includes fees paid for tax consultancy work in Peru and Chile (amounted to U.S.$ 99,000 and U.S.$ 600, respectively).  In 2004, includes fees paid for tax consultancy work in Peru (amounted to U.S.$ 26,000).

The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance.

Audit Committee Pre-Approval Policies and Procedures

Endesa’s external auditors are appointed by its shareholders at the annual shareholders’ meeting.  Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint such subsidiaries’ external auditors.

The Audit Committee, through the internal audit department, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

The Audit Committee has a pre-approval policy regarding the contracting of Endesa’s external auditor, or any affiliate of the external auditor, for professional services.  The professional services covered by such policy include audit and non-audit services provided to Endesa.

Fees payable in connection with recurring audit services are approved as part of our annual budget.  Fees payable in connection with nonrecurring audit services, once they have been analyzed by the internal audit department, are submitted to the Audit Committee for approval or denial.

The preapproval policy established by the Audit Committee for non-audit services is as follows:

•      The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

•      At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•      Finally, the proposal is submitted to the audit and Control Committee for approval or denial.

All services described in footnotes (1) and (2) to the table above were approved in line with the procedure described immediately above since July 2005.  Before, any services provided by Ernst & Young Limited that are not specifically included within the scope of the audit must be preapproved by the Board of Directors prior to any engagement.

Item 16D.      Exemptions from Listing Requirements for Audit Committees

Not Required.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Persons

ISSUER PURCHASES OF EQUITY SECURITIES

Date	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 5, 2005	8,425,707 ordinary shares	U.S.$1.22	Not applicable	Not applicable
May 18, 2005	4,910,115 ordinary shares	U.S.$1.24	Not applicable	Not applicable
May 27, 2005	34,719,704 ordinary shares	U.S.$1.24	Not applicable	Not applicable
August 2, 2005	5,781,629 ordinary shares	U.S.$1.29	Not applicable	Not applicable
August 23, 2005	5,495,276 ordinary shares	U.S.$1.34	Not applicable	Not applicable
August 29, 2005	6,301,893 ordinary shares	U.S.$1.33	Not applicable	Not applicable
September 2, 2005	2,017,219 ordinary shares	U.S.$1.34	Not applicable	Not applicable
November 14, 2005	632,321 ordinary shares	U.S.$1.39	Not applicable	Not applicable
November 28, 2005	5,065,561 ordinary shares	U.S.$1.41	Not applicable	Not applicable
December 15, 2005	4,848,783 ordinary shares	U.S.$1.44	Not applicable	Not applicable
January 3, 2006	3,666,798 ordinary shares	U.S.$1.45	Not applicable	Not applicable

PART III

Item 17. Financial Statements

None.

Item 18. Financial Statements

Endesa Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:
Report of Independent Registered Public Accounting Firm—Empresa Nacional de Electricidad S.A. (Endesa Chile) 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm—Endesa Argentina S.A. 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm—Central Hidroeléctrica de Betania S.A. E.S.P. 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm—Endesa Colombia S.A. 2003
Report of Independent Registered Public Accounting Firm—Centrais Eléctricas Cachoeira Dourada S.A. 2003
Report of Independent Registered Public Accounting Firm—CIEN—Companhia de Interconexao Energética 2003
Report of Independent Registered Public Accounting Firm—Endesa Brasil S.A. 2005.
Report of Independent Registered Public Accounting Firm—Centrais Electricas Cachoeira Dourada S.A. 2005
Report of Independent Registered Public Accounting Firm—Central Geradora Termeletrica Fortaleza 2005
Report of Independent Registered Public Accounting Firm—CIEN—Companhia de Interconexao Energetica 2005

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2004 and 2005
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Notes to the Consolidated Financial Statements
Schedule I—Condensed financial information of Empresa Nacional de Electricidad S.A. (Endesa-Chile)
Consolidated Financial Statements of CIEN—Companhia de Interconexao Energética 2003 and 2004 and Comercializadora de Energía del Mercosur S.A. 2003, 2004 and 2005 (See Note 32 o)

Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Empress Nacional de Electricidad S A., as amended.*
1.2	By-laws (Estatutos) of Empress Nacional de Electricidad S.A., as amended (English translation).*
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

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

EMPRESA NACIONAL DE ELECTRICIDAD S.A

By:	/s/ Rafael Mateo A.
Name:	Rafael Mateo A.
Title:	Chief Executive Officer

Date: March 16, 2006

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements as of

December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 together with the Reports of Independent Registered Public Accounting Firms

Endesa Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:
Report of Independent Registered Public Accounting Firm—Empresa Nacional de Electricidad S.A. (Endesa Chile) 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm—Endesa Argentina S.A. 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm—Central Hidroeléctrica de Betania S.A. E.S.P. 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm—Endesa Colombia S.A. 2003
Report of Independent Registered Public Accounting Firm—Centrais Eléctricas Cachoeira Dourada S.A. 2003
Report of Independent Registered Public Accounting Firm—CIEN—Companhia de Interconexao Energética 2003
Report of Independent Registered Public Accounting Firm—Endesa Brasil S.A. 2005.
Report of Independent Registered Public Accounting Firm—Centrais Electricas Cachoeira Dourada S.A. 2005
Report of Independent Registered Public Accounting Firm—Central Geradora Termeletrica Fortaleza 2005
Report of Independent Registered Public Accounting Firm—CIEN-Companhia de Interconexao Energetica 2005

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2004 and 2005
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Notes to the Consolidated Financial Statements
Schedule I—Condensed financial information of Empresa Nacional de Electricidad S.A. (Endesa-Chile)
Consolidated Financial Statements of CIEN—Companhia de Interconexao Energética 2003 and 2004 and Comercializadora de Energía del Mercosur S.A. 2003, 2004 and 2005 (See Note 32 o)

Ch$	—	Chilean pesos
US$	—	United States dollars
UF	—	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (b)).
ThCh$	—	Thousands of Chilean pesos
ThUS$	—	Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2005 purchasing power.

• Huéríanos 770, 5 Piso Santiago, Chile	• Teléfono	: (56-2) 676 1000
	Fax	: (56-2) 676 1010
	Casilla	: 2823

Report of Independent Registered Public Accounting Firm

(Translation of report originally issued in Spanish-See Note 2 (a))

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheets of Endesa-Chile and its Subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 38.87 percent and 40.89 percent as of December 31, 2004 and 2005, respectively, and total revenues representing of 39.38 percent, 38.78 percent and 37.39 percent for each of the three years in the period ended December 31, 2005, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 0.18 percent and 7.7 percent of total consolidated assets as of December 31, 2004 and 2005, respectively, and the equity in their net results represented 14.87 percent, 0.74 percent and 11.7 percent of the consolidated net income for each of the years in the period ended December 31, 2003, 2004 and 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Notes 3 and 32(d), beginning on January 1, 2004 the Company changed its method of accounting for staff severance indemnities to record the future obligation using an actuarial valuation.

ERNST & YOUNG LTDA.

Santiago, Chile

January 19, 2006

(Except for Notes 30 and 32 for which the date is March 10, 2006)

Firma miembro de Ernst & Young Global

Deloitte & Co. S.R.L.
Florida 234 5°
Capital Federal
C1005AAF
Argentina

Tel: 54 (11) 4320-2700 /
4326-4046
Fax: 54 (11) 4325-8081
www.deloitte.com.ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Endesa Argentina S.A.:

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2005 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders’ equity at December 31, 2004 and 2005, to the extent summarized in Note 39.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 7, 2006

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
www.deloitte.com.co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries:

We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and cash flows for the three years in the period ended December 31, 2005, all expressed in thousands of constant Chilean pesos (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2005 and the determination of shareholders’ equity at December 31, 2005 and 2004 to the extent summarized in Note 27.

Carlos Eduardo Tovar

Bogotá, Colombia, March 9, 2006

DELOITTE & TOUCHE LTDA.

Una firma miembro de
Auditoría.Impuestos.Consultoría.Finanzas Corporativas.	Deloitte Touche Tohmatsu

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com.co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Endesa de Colombia S.A.:

We have audited the consolidated statements of income and cash flows for the year ended December 31, 2003 of Endesa de Colombia S.A. (the “Company”), all expressed in thousands of constant Chilean pesos (neither of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perfonn, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Endesa de Colombia S.A. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2003 to the extent simmirized in Note 18.

Carlos Eduardo Tovar
Bogotá, Colombia, January 15, 2004,
except for Note 18 for which the date is April 30, 2004	DELOITTE & TOUCHE LTDA.

Una firma miembro de
Auditoría.Impuestos.Consultoría.Finanzas Corporativas.	Deloitte Touche Tohmatsu

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Centrais Elétricas Cachoeira Dourada S.A.

Cachoeira Dourada -GO. Brazil

We have audited the statements of operations and cash flows of Centrais Elétricas Cachoeira Dourada S.A. (the "Company") for the year ended December 31, 2003, all expressed in United States dollars (neither of which are presented herein).  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financia1 statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financia1 statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash f1ows of Centrais Elétricas Cachoeira Dourada S.A. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for the year ended December 31, 2003, to the extent summarized in Note 21 to the financial statements.

Rio de Janeiro, Brazil January 17, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CIEN - Companhia de Interconexão Energética

Rio de Janeiro - RJ, Brazil

We have audited the statements of income and cash flows of CIEN Companhia de Interconexão Energética (the "Company") as of December 31, 2003, all expressed in United States dollars (neither of which are presented herein).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of CIEN - Companhia de Interconexão Energética S.A. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for the year ended December 31, 2003, to the extent summarized in Note 23 to the financial statements.

As discussed in Note 24, the financial statements have been restated.

Rio de Janeiro, Brazil January 17, 2004 (except for Note 24, for which the date is May 2, 2005)

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Endesa Brasil S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three month period then ended (expressed in constant Chilean pesos) (none of which are presented herein). These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We did not audit the financial statements for the three month period ended December 31, 2005 of certain of the Company’s consolidated subsidiaries, which statements reflect total assets constituting 35.95% of consolidated total assets at December 31 2005 and total revenues constituting 9.92% of consolidated total revenues for the three month period then ended.  With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 48.04% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005 and total net income constituting 12.25%, of consolidated U.S. GAAP basis net income for the three month period then ended. Such financial statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2005, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for the three months period ended December 31, 2005, and the determination of shareholders’ equity as of December 31, 2005, to the extent summarized in Note 24 to the consolidated financial statements.

Santiago, Chile

March 8, 2006.

Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 homepage: www.ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Centrais Electricas Cachoeira Dourada S.A. - CDSA

We have audited the accompanying balance sheet of Centrais Electricas Cachoeira Dourada S.A. – CDSA (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Electricas Cachoeira Dourada S.A. - CDSA as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Claudio Camargo
Claudio Camargo
Partner

Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 homepage: www.ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Central Geradora Termeletrica Fortaleza - CGTF

We have audited the accompanying balance sheet of Central Geradora Termeletrica Fortaleza – CGTF (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termeletrica Fortaleza - CGTF as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Claudio Camargo
Claudio Camargo
Partner

Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 homepage: www.ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CIEN-Companhia de Interconexao Energetica

We have audited the accompanying balance sheet of CIEN-Companhia de Interconexao Energetica (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN-Companhia de Interconexao Energetica at December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Claudio Camargo
Claudio Camargo
Partner

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005, except as stated)

		As of December 31,
	Note	2004	2005	2005
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Assets

Current assets:
Cash		30,705,233	10,023,121	19,557
Time deposits	4	193,370,032	60,468,287	117,987
Accounts receivable, net	5a	109,251,776	99,540,291	194,225
Notes receivable, net	5a	215,030	—	—
Other accounts receivable, net	5a	37,301,733	36,655,265	71,522
Accounts receivable from related companies	6a	152,352,416	35,383,865	69,042
Inventories, net		14,184,246	22,035,810	42,998
Recoverable taxes	7a	5,110,247	5,640,765	11,006
Prepaid expenses		3,331,943	1,611,971	3,145
Deferred income taxes, net	7b	3,026,164	2,481,567	4,842
Other current assets	8	15,487,621	11,093,665	21,646
Total current assets		564,336,441	284,934,607	555,970

Property, plant and equipment, net	9	4,635,648,985	3,910,099,818	7,629,463

Other assets:
Investments in related companies	10a	173,065,074	470,061,843	917,193
Investments in other companies	11	23,515,125	19,061,728	37,194
Long-term receivables, net	5a	36,288,858	26,436,799	51,584
Goodwill, net	12a	20,314,911	17,026,593	33,223
Negative goodwill, net	12b	(57,954,082)	(36,123,677)	(70,485)
Accounts receivable from related companies	6a	346,507	89,827,361	175,272
Other intangibles	13	29,087,073	25,899,007	50,535
Accumulated amortization of other intangibles	13	(8,669,907)	(8,900,318)	(17,366)
Other assets	14	93,116,117	76,147,107	148,580
Total other assets		309,109,676	679,436,443	1,325,730
Total assets		5,509,095,102	4,874,470,868	9,511,163

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005, except as stated)

		As of December 31,
	Note	2004	2005	2005
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Liabilities and Shareholders’ equity

Current liabilities:
Short-term debt due to banks and financial institutions	15a	99,431,137	12,331,856	24,062
Current portion of long-term debt due to banks and financial institutions	15b	89,294,090	28,886,740	56,364
Current portion of bonds payable	16a	79,422,478	303,447,838	592,093
Current portion of long-term notes payable	16d	25,631,739	27,704,213	54,057
Dividends payable		184,094	4,690,151	9,152
Accounts payable		83,963,370	55,935,840	109,143
Miscellaneous payables		17,967,094	26,609,800	51,922
Accounts payable to related companies	6b	6,613,248	7,170,361	13,991
Accrued liabilities	17	15,773,485	22,846,383	44,578
Withholdings		11,227,099	8,053,590	15,714
Income taxes payable	7a	14,026,590	16,185,528	31,582
Deferred income		226,096	677,523	1,322
Other current liabilities		1,470,691	13,224,700	25,804
Total current liabilities		445,231,211	527,764,523	1,029,784
Long-term liabilities:
Long-term debt due to banks and financial institutions	15c	260,879,515	162,614,559	317,297
Bonds payable	16b	1,746,420,115	1,393,913,093	2,719,830
Long-term notes payable.	16d	97,066,000	52,690,125	102,810
Miscellaneous payables		39,380,588	29,469,988	57,502
Accounts payable to related companies	6b	52,980	—	—
Accrued liabilities	17	39,019,396	28,567,927	55,742
Deferred income taxes	7b	77,240,709	99,474,980	194,098
Other long-term liabilities		10,448,892	3,817,146	7,448
Total long-term liabilities		2,270,508,195	1,770,547,818	3,454,727
Commitments and contingencies	26
Minority interest	18a	1,167,977,388	933,899,698	1,822,245
Shareholders’ equity:	19
Paid-in capital, no par value		1,115,200,845	1,115,200,845	2,176,002
Additional paid-in capita—share premium		218,760,487	218,760,487	426,850
Other reserves	19d	24,073,594	(34,508,449)	(67,335)
Retained earnings		180,538,231	232,182,953	453,040
Net income		86,805,151	110,622,993	215,850
Total Shareholders’ equity		1,625,378,308	1,642,258,829	3,204,407
Total liabilities and Shareholders’ equity		5,509,095,102	4,874,470,868	9,511,163

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005, except as stated)

		For the year ended December 31,
	Note	2003	2004	2005	2005
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (b))
Operating income:

Sales		977,246,817	1,069,837,919	1,123,038,869	2,191,295

Cost of sales		(584,519,346)	(651,842,317)	(689,599,392)	(1,345,560)

Gross profit		392,727,471	417,995,602	433,439,477	845,735

Administrative and Selling expenses		(33,262,749)	(35,685,526)	(38,577,506)	(75,273)

Operating income		359,464,722	382,310,076	394,861,971	770,462

Non-operating income and expense:
Interest income		16,207,226	15,448,952	15,551,769	30,345
Equity participation in income of related companies	10a	18,841,176	19,983,781	21,374,020	41,705
Other non-operating income	20a	47,332,392	53,086,549	33,280,139	64,937
Equity participation in losses of related companies	10a	(396,278)	(89,449)	(7,804,518)	(15,228)
Goodwill amortization	12a	(1,638,623)	(1,516,193)	(1,366,376)	(2,666)
Interest expense		(216,772,199)	(199,490,197)	(178,794,037)	(348,867)
Other non-operating expenses	20b	(63,779,969)	(82,140,231)	(53,586,357)	(104,559)
Price-level restatement, net	21	610,518	2,290,950	1,317,956	2,572
Foreign currency translation, net	22	9,510,338	21,372,999	14,900,955	29,075
Non-operating loss		(190,085,419)	(171,052,839)	(155,126,449)	(302,686)

Income before income taxes		169,379,303	211,257,237	239,735,522	467,776
Income taxes	7c	(29,072,786)	(96,790,159)	(91,954,386)	(179,423)
Income before minority interest		140,306,517	114,467,078	147,781,136	288,353
Minority interest	18b	(73,893,845)	(44,343,158)	(52,468,572)	(102,378)
Income before amortization of negative goodwill		66,412,672	70,123,920	95,312,564	185,975
Amortization of negative goodwill	12b	16,554,544	16,681,231	15,310,429	29,875
Net income		82,967,216	86,805,151	110,622,993	215,850

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005, except as stated)

	Number of shares	Paid-in capital	Additional paid-in capital	Other reserves	Retained earnings	Net income	Total
	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2003	8,201,755	1,039,795,887	203,968,868	71,330,030	124,859,591	(9,319,056)	1,430,635,320
Reclassification of prior year net loss	—	—	—	7,469,939	(16,788,995)	9,319,056	—
Price-level restatement of capital	—	10,397,959	2,039,689	788,000	1,080,707	—	14,306,355
Income from subsidiaries in the development stage	—	—	—	75,847	—	—	75,847
Cumulative translation adjustment	—	—	—	(30,479,394)	—	—	(30,479,394)
Net Income	—	—	—	—	—	78,130,912	78,130,912
As of December 31, 2003	8,201,755	1,050,193,846	206,008,557	49,184,422	109,151,303	78,130,912	1,492,669,040
As of December 31, 2003 (1)	—	1,115,200,845	218,760,487	52,228,937	115,907,769	82,967,216	1,585,065,254

As of January 1, 2004	8,201,755	1,050,193,846	206,008,557	49,184,422	109,151,303	78,130,912	1,492,669,040
Reclassification of prior year net income	—	—	—	—	78,130,912	(78,130,912)	—
Price-level restatement of capital	—	26,254,846	5,150,214	1,187,406	4,158,338	—	36,750,804
Dividends	—	—	—	—	(18,864,036)	—	(18,864,036)
Income from subsidiaries in the development stage	—	—	—	(1,688,185)	1,688,185	—	—
Cumulative translation adjustment	—	—	—	(25,446,583)	—	—	(25,446,583)
Net income	—	—	—	—	—	83,788,756	83,788,756
As of December 31, 2004	8,201,755	1,076,448,692	211,158,771	23,237,060	174,264,702	83,788,756	1,568,897,981
As of December 31, 2004 (1)	—	1,115,200,845	218,760,487	24,073,594	180,538,231	86,805,151	1,625,378,308

As of January 1, 2005	8,201,755	1,076,448,692	211,158,771	23,237,060	174,264,702	83,788,756	1,568,897,981
Reclassification of prior year net income	—	—	—	—	83,788,756	(83,788,756)	—
Price-level restatement of capital	—	38,752,153	7,601,716	836,534	8,002,741	—	55,193,144
Dividends	—	—	—	—	(33,873,246)	—	(33,873,246)
Application of Pooling of Interests Method (2)	—	—	—	(33,694,515)	—	—	(33,694,515)
Cumulative translation adjustment	—	—	—	(24,887,528)	—	—	(24,887,528)
Net income	—	—	—	—	—	110,622,993	110,622,993
As of December 31, 2005	8,201,755	1,115,200,845	218,760,487	(34,508,449)	232,182,953	110,622,993	1,642,258,829

(1)          Restated in thousands of constant Chilean pesos as of December 31, 2005

(2)          See Note 10 (c) (iii.)

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries

Audited Consolidated Statements of Cash Flows

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

	Years Ended December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from operating activities:
Charges (credits) to income which do not represent cash flows:
Net income	82,967,216	86,805,151	110,622,993	215,850
(Gain) loss on sales of property, plant and equipment	6,387,995	(6,531,831)	(3,682,341)	(7,185)
(Gain) on sales of investments	(1,548,263)	—	—	—
(Gain) loss on sales of other assets	424,215	(26,563)	—	—
Depreciation	190,598,968	176,938,746	170,472,022	332,628
Amortization of intangibles	1,740,369	1,451,970	1,199,735	2,341
Equity participation in income of related companies	(18,841,176)	(19,983,781)	(21,374,020)	(41,705)
Equity participation in losses of related companies	396,278	89,449	7,804,518	15,228
Amortization of goodwill	1,638,623	1,516,193	1,366,376	2,666
Amortization of negative goodwill	(16,554,544)	(16,681,231)	(15,310,429)	(29,875)
Price-level restatement, net	(610,518)	(2,290,950)	(1,317,956)	(2,572)
Foreign currency translation, net	(9,510,338)	(21,372,999)	(14,900,955)	(29,075)
Other credits to income which do not represent cash flows	(20,339,830)	(6,560,248)	(10,769,823)	(21,014)
Other charges to income which do not represent cash flows	33,540,196	44,799,556	27,637,093	53,927
Changes in assets which affect cash flows:
Increase in trade receivables	(70,110,380)	(8,049,183)	(15,569,148)	(30,379)
Increase in inventory	(1,204,735)	(4,080,089)	(9,019,254)	(17,599)
Decrease (increase) in other assets	29,295,382	31,186,734	(5,097,898)	(9,947)
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	29,083,015	(44,388,383)	(51,496,485)	(100,481)
Increase (decrease) in interest payable	(3,947,238)	8,094,440	1,582,565	3,088
Increase (decrease) in income tax payable	(15,939,146)	10,765,767	34,104,925	66,546
Increase (decrease) in other accounts payable associated with non-operating results	(5,875,898)	(28,520,377)	40,160,815	78,363
Net (decrease) increase in value added tax and other accounts payable	11,924,747	13,841,466	(27,953,702)	(54,544)
Income attributable to minority interest	73,893,845	44,343,158	52,468,572	102,378
Net cash flows provided by operating activities	297,408,783	261,346,995	270,927,603	528,639

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005, except as stated)

	Years Ended December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from financing activities:
Proceeds from the issuance of debt	211,790,812	268,173,026	85,485,290	166,801
Proceeds from bond issuances	639,172,703	98,056,149	79,429,405	154,984
Proceeds from loans obtained from related companies	—	3,173,555	40,146,172	78,334
Other sources of financing	6,719,260	10,502,360	—	—
Dividends paid	(38,611,638)	(76,491,208)	(84,188,632)	(164,271)
Distributions of capital by foreign subsidiaries	(13,455,324)	(10,357,090)	(80,954,328)	(157,960)
Payment of debt	(633,959,519)	(362,696,042)	(318,541,982)	(621,545)
Payment of bonds	(421,974,264)	(32,229,229)	(45,836,728)	(89,438)
Payment of loans obtained from related companies	(25,423,019)	(3,258,095)	(38,811,725)	(75,730)
Payment of bond issuance costs	(6,033,071)	(491,910)	—	—
Other disbursements for financing	(59,005,246)	(8,444,285)	(3,791,094)	(7,397)
Net cash used in financing activities	(340,779,306)	(114,062,769)	(367,063,622)	(716,222)
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	162,298,696	13,891,619	4,228,257	8,250
Payments received on loans to related companies	45,786,689	84,980,328	33,078,275	64,543
Other receipts from investments	52,870,235	42,035,037	6,458,987	12,603
Additions to property, plant and equipment	(139,257,372)	(99,596,455)	(58,780,329)	(114,694)
Long-term investments	(3,172,117)	—	(15,119,259)	(29,501)
Sales of long-term investments	—	2,649,821	—	—
Other loans granted to related companies	—	(117,437,789)	(24,983,555)	(48,748)
Net cash provided by (used in) investing activities	118,526,131	(73,477,439)	(55,117,624)	(107,547)
Net cash flow for the year	75,155,608	73,806,787	(151,253,643)	(295,129)
Effect of price-level restatement on cash and cash equivalents	(33,154,230)	(9,429,519)	(5,535,271)	(10,801)
Net increase in cash and cash equivalents	42,001,378	64,377,268	(156,788,914)	(305,930)
Cash and cash equivalents—Beginning of year	131,775,030	173,776,408	238,153,676	464,690
Cash and cash equivalents—End of year	173,776,408	238,153,676	81,364,762	158,760

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

1.                  Description of Business:

Empresa Nacional de Electricidad S.A. (“Endesa-Chile” or the “Company”) is a power generation company domiciled in Chile. It is a publicly traded company, regulated by the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in 1994.

As of December 31, 2005 the Company’s only subsidiary that is regulated by the SVS is Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”).

The Company is a subsidiary of Enersis S.A., which held 59.98% of the shares as of December 31, 2005.

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

	Percentage participation in voting rights as of December 31,
Company name	2003	2004	2005
	Total	Total	Direct	Indirect	Total
Enigesa S.A. (Chile)	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (1) (Chile)	97.64	97.64	98.75	1.25	100.00
Pehuenche S.A. (Chile)	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A (2) (Argentina)	99.99	99.99	97.99	2.00	99.99
Endesa-Chile Internacional (Chile)	100.00	100.00	100.00	—	100.00
Pangue S.A. (Chile)	94.99	94.99	94.97	0.02	94.99
Hidroinvest S.A. (Argentina)	69.93	69.93	—	69.93	69.93
Hidroeléctrica El Chocón S.A. (Argentina)	65.19	65.19	—	65.19	65.19
Endesa Costanera S.A. (Argentina)	64.26	64.26	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda. (Brasil)	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A. (Chile)	99.95	99.95	99.95	—	99.95
Compañía Eléctrica Cono Sur S.A. (Chile)	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A. (Colombia)	85.62	85.62	0.44	85.18	85.62
Endesa de Colombia S.A. (3) (Colombia)	100.00	—	—	—	—
Lajas Inversora S.A. (4) (Brasil)	100.00	100.00	—	—	—
Cachoeira Dourada S.A. (1), (5) (Brasil)	99.61	99.61	—	—	—
Capital de Energía S.A. (6) (Colombia)	50.90	51.00	0.05	50.95	51.00
Emgesa S.A (7) (Chile)	48.48	48.48	—	48.48	48.48
Edegel S.A. (Perú)	63.56	63.56	—	63.56	63.56
Generandes Perú S.A. (Perú)	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (1),(8) (Chile)	100.00	100.00	50.00	50.00	100.00
Compañía Eléctrica Tarapacá S.A. (Chile)	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A. (Chile)	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada (Brasil)	100.00	100.00	—	100.00	100.00
Endesa Eco S.A. (Chile) (9)	—	—	99.99	0.01	100.00

(1)	See note 10 (c) (iv.).
(2)	On November 17, 2004, the Company sold 492,920 shares (2% of its participation) of this company to Enigesa S.A.
(3)

Endesa de Colombia S.A., which held 8.91% of Central Hidroeléctrica Betania S.A., was liquidated on December 17, 2004. As a result of this transaction Endesa-Chile (individual legal entity) and Compañía Eléctrica Conosur S.A., who owned shares of Endesa de Colombia S.A., acquired additional participation in Central Hidroeléctrica Betania S.A.

(4)	See note 10 (f) (ii.).
(5)

Subsequent to October 1, 2005, the Company’s subsidiary Cachoeira Dourada S.A. was not included in the consolidated financial statements of Endesa Chile any more due to the restructuring process of the Brazilian operations (see Note 10 (c) (iii.)). On the following page, a pro-forma balance sheet of Endesa Chile shows the 2004 effects if Cachoeira Dourada had never been consolidated.

(6)

In 2004 as the result of the review of ownership related to shareholdings in Capital de Energía S.A., the Company determined that its participation is 0.1% greater. The increase in participation of ThCh$224,549 was recorded in the income statement for the year ended December 31, 2004.

(7)	Endesa Chile exercises control over this company pursuant to a shareholders agreement.
(8)	Endesa-Chile owns 100% of the class A shares of Compañía Eléctrica San Isidro, which composes 50% share capital of this company and are the only shares with voting rights.
(9)	See Note 10 (b) (i.).

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

Unaudited Pro-Forma Balance Sheet of Endesa-Chile had Cachoeira Dourada S.A. not been consolidated at December 31, 2004:

	As of December 31,
	2004	2005
	ThCh$	ThCh$
	Pro-Forma	Actual
	(unaudited)
Assets

Total current assets	552,132,096	284,934,607
Total fixed assets, net	4,280,072,318	3,910,099,818
Total other assets	655,184,731	679,436,443
Total assets	5,487,389,145	4,874,470,868

Liabilities

Total current liabilities	437,311,088	527,764,523
Total non-current liabilities	2,258,196,038	1,770,547,818
Total liabilities	2,695,507,126	2,298,312,341

Minority Interest	1,166,503,711	933,899,698

Total Shareholders’ equity	1,625,378,308	1,642,258,829
Total liabilities and shareholders’ equity	5,487,389,145	4,874,470,868

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

	Percentage of economic participation as of December 31,
	2003	2004	2005
	%	%	%

Lajas Inversora S.A (1)	92.88	92.88	—
Cachoeira Dourada S.A. (2)	92.51	92.51	—
Emgesa S.A.	22.36	22.36	22.36
Edegel S.A.	37.90	37.90	37.90
Capital de Energía S.A.	43.58	43.68	43.59
Hidroeléctrica El Chocón S.A.	47.45	47.45	47.45

(1)          See note 10 (f) (i.).

(2)          See note 10 (c) (iii.).

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

b)                 Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2005 was approximately 7.4%.

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

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2003	100.00	1.0%
November 30, 2004	102.48	2.5%
November 30, 2005	106.19	3.6%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2003	100.00	1.1%
December 31, 2004	102.42	2.4%
December 31, 2005	106.18	3.7%

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

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

Ch$

December 31, 2003	16,920.00
December 31, 2004	17,317.05
December 31, 2005	17,974.81

Comparative financial statements

For comparative purposes, the historical December 31, 2003 and 2004 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2005. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2005 as follows:

Year	Change in Index

2003	6.2	% (1)
2004	3.6	% (2)

(1) Equivalent to the amounts for 2003 multiplied by the change in the CPI for 2004, then by the change in the CPI for 2005.

(2) Equivalent to the amounts for 2004 multiplied by the change in the CPI for 2005.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2005 of Ch$ 512.50 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

c)                  Assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are detailed in Note 28. These amounts have been stated at the observed rates of exchange reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2003	2004	2005
		Ch$	Ch$	Ch$
United States dollar (Observed)	US$	593.80	557.40	512.50
British pound sterling		£1,056.21	1,073.37	880.43
Colombian peso	$Col	0.21	0.23	0.22
New Peruvian sol	Soles	171.62	169.84	149.42
Brazilian real	Rs	205.52	209.99	219.02
Japanese yen		¥5.55	5.41	4.34
Euro		€744.95	760.13	606.08
Argentine peso	$Arg	200.61	187.65	169.14

Index	Symbol used	2003	2004	2005
		Ch$	Ch$	Ch$
Unidad de Fomento (UF)	UF	16,920.00	17,317.05	17,974.81

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

f)                    Inventories:

Inventories primarily include spare parts and fuels for the generation of electricity and are valued at the lower of price-level restated average cost or net realizable value. Inventories are presented net of a provision for obsolescence.

g)                 Property, plant and equipment:

Until 1980, property, plant and equipment were valued at net replacement cost as determined by the Chilean Superintendency of Electricity and Fuels adjusted for price-level restatement in accordance with Decree Law N° 4 of 1959.

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

It is the Company’s policy, when evidence exists of an impairment of property, plant and equipment, such that the Company’s operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover the net carrying value of all property, plant and equipment, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expense. The Company has not identified impairments in the net book values of its property, plant and equipment for the years ended December 31, 2003, 2004 and 2005, respectively.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

h)                 Depreciation:

Depreciation expense is calculated on the price-level restated balances using the straight-line method over the estimated useful lives of the assets. Depreciation of assets recorded under capital lease is included in depreciation expense.

i)                     Investments in related companies:

Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on the accrual basis (Note 10).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (see Note 2 (j)).

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

The Company has evaluated the recoverability of its foreign investments as required by Technical Bulletin No. 33 and No 42 of the Chilean Association of Accountants. The result of the valuation was that no foreign investment was impaired as of December 31, 2003, 2004 and 2005, respectively.

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

The Company has evaluated the recoverability of its recorded goodwill and negative goodwill in accordance with Technical Bulletin No. 56, No. 72 and the Statement of International Accounting Standard No. 36 (IAS No. 36) “Impairment of Assets.”  As of December 31, 2004 and 2005, there were no indicators of an impairment of goodwill.

F-24

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

n)                 Current and deferred income taxes:

The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal. For the years ended December 31, 2003, 2004 and 2005, the Company recorded current tax expense according to the tax laws and regulations within each country of ThCh$ 53,264,370, ThCh$ 54,572,784 and ThCh$ 60,140,348, respectively. A provision for income taxes resulting from Article 21 of the Income Tax Law has also been made in the amount of ThCh$ 105,355 and ThCh$ 0, for the years ended December 31, 2004 and 2005, respectively, and a benefit for this concept of ThCh$ 79,327 was recorded for the year ended December 31, 2003.

The valuation allowances reflect amounts, which relate to deferred tax assets that management believes will more likely than not expire without benefit. In future periods, management’s estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowance may increase or decrease.

o)                 Accrued vacation expense:

In accordance with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on an accrual basis.

p)                 Staff Severance indemnity:

The severance indemnity that the Company is obliged to pay under collective bargaining agreements to its employees who have completed 15 years of service, is recorded based on the projected benefit obligation, which is determined using 6.5% discount rate (6.5% in 2004 and 9.5% in 2003).

q)                 Pension and post-retirement benefits:

Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate of 6.5% in 2003, 2004 and 2005.

F-25

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash	5,849,458	30,705,233	10,023,121
Time deposits	164,804,420	193,370,032	60,468,287
Repurchase agreements	1,857,087	13,372,194	9,002,366
Marketable securities	1,265,443	706,217	1,870,988
Total cash and cash equivalents	173,776,408	238,153,676	81,364,762

s)                  Bonds:

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 16). Discounts on the bond issuances of Endesa-Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$ 12,786,252 and ThCh$ 11,151,767 as of December 31, 2004 and 2005, respectively, presented in “Other assets.”

t)                    Financial derivative contracts:

As of December 31, 2004 and 2005, the Company has forward contracts, currency swaps, interest rate swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Gains and losses from forward foreign exchange contracts are recorded at estimated fair value with certain gains and losses deferred until settlement if the instrument qualifies as a hedge, at which time such amounts are included in earnings as “Other non-operating income and expense” upon the expiration of the contract.

u)                 Research and development costs:

Costs incurred in research and development by the Company that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific and approved construction projects are capitalized. During the years ended December 31, 2003, 2004 and 2005 no such costs were incurred.

v)                 Computer software:

The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.

F-26

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

w)     Cost of sales and Administrative and selling expenses:

The cost of sales line item in the Consolidated Statements of Income includes the cost of the following items: purchased energy and power, materials and fuel used in our operations, tolls, energy transportation, direct production salaries, depreciation, amortization, and maintenance of productive assets and other costs of operations. The Administrative and Selling expenses line item in the Consolidated Statements of Income includes the cost of the following items: general administration of the Company, office supplies and materials, overhead salaries, the allowance for doubtful accounts, amortization and depreciation of assets that are not used in the production process.

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

y)      Advertising costs:

Advertising costs are expensed as incurred.

3.         Change in accounting policy

During the year ended December 31, 2004, the Company adopted prospectively the actuarial valuation method and changed the discount rate included in the calculation of the obligation for staff severance indemnities. The rate applied in 2004 was based on the rate of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the employees’ benefits. In prior periods the Company recorded such obligations using the present value method determined using the rate based on the Company’s weighted average cost of capital. The effect of this change was a charge to net income for the year ended December 31, 2004 of ThCh$ 413,244. For the year ended December 31, 2005, the Company did not change its accounting policies.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

4.         Time deposits:

Time deposits as of December 31, 2004 and 2005 and the applicable annual interest rates and scheduled maturities as of December 31, 2005 are as follows:

Financial Institution	Annual Rate	Scheduled Maturity	As of December 31,
			2004	2005
	%		ThCh $	ThCh$

Bancafe	—	—	4,088,573	—
Banco Bilbao Vizcaya	—	—	39,732,172	—
Banco Boston	7.40%	January 2, 2006	—	1,732,762
Banco Bradesco	—	—	1,461,639	—
Banco Colpatria	—	—	1,575,485	—
Banco Continental	5.20%	January 2, 2006	2,377,410	3,734,334
Banco Continental de Panama	3.40%	January 1, 2006	1,740,204	1,581,409
Banco Correval	3.69%	January 2, 2006	—	1,386,667
Banco de Crédito	4.10%	January 2, 2006	2,048,454	1,493,734
Banco de Occidente	—	—	4,534,492	—
Banco Frances	6.58%	January 2, 2006	388,635	5,535,539
Banco Galicia	8.00%	January 2, 2006	—	856,388
Banco Itau Corp Plus	6.50%	January 2, 2006	1,426,821	837,794
Bancolombia	—	—	3,734,130	—
Banco Nationale de Paris	6.25%	January 2, 2006	614,465	338,284
Banco Río de la Plata	7.38%	January 2, 2006	978,735	1,840,199
Banco Santander	1.20%	January 2, 2006	94,353	63,465
Banco Santander	2.78%	January 2, 2006	1,018,449	5,217,288
Banco Wiese Sudameris	5.00%	January 2, 2006	—	1,120,300
Bank of America	3.67%	January 2, 2006	8,484,714	7,510,103
BBVA Colombia	4.92%	January 2, 2006	2,651,339	1,327,122
CDB Bradesco	—	—	79,635	—
CDT Otros	6.90%	January 2, 2006	756,370	1,571
Citibank	4.08%	January 2, 2006	53,784,440	10,486,875
Citibank Large Corp.	—	—	1,363,974	—
Citibank N.A. (Overnight)	3.03%	January 2, 2006	—	183,938
Citibank New York	3.70%	January 2, 2006	1,001,327	1,966,463
Citiliquid	—	—	448,090	—
Citi trust	—	—	2,327	—
Corfinsura	—	—	8,814,448	—
Corfinsura Internacional	—	—	3,059,964	—
Corfivalle	—	—	2,206,824	—
Credit Bank	3.35%	January 2, 2006	—	1,876,849
FAM Fondo Ganadero	4.84%	January 2, 2006	1,494,229	677
Fidubogota	2.31%	January 2, 2006	—	1,186
Fiduciaria del Valle	4.89%	January 2, 2006	6,039,903	1,423,215
Fiducolombia	5.33%	January 2, 2006	4,264,296	1,413
Subtotal			160,265,897	50,517,575

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Fiduoccidente	5.60%	January 2, 2006	—	734,716
Fiduvalle Multiplicar	6.55%	January 2, 2006	2,543,597	3,168,762
Fondo C. Fidunion	5.15%	January 2, 2006	—	2,228
Fondo de pensiones Porvenir	1.09%	January 2, 2006	455,139	505,158
Ford Motor	—	—	5,791,298	—
HSBC	5.50%	January 2, 2006	1,917,722	653,074
Interbolsa	—	—	6,668,642	—
Itau Performance	—	—	1,074,690	—
Serfinco	6.10%	January 2, 2006	83,648	152,299
Suleasing	—	—	1,208,215	—
Suvalor	—	—	11,955,328	—
Unibanco Inst.RF	—	—	1,405,856	—
Other time deposits	—	—	—	4,734,475

Total			193,370,032	60,468,287

5.         Accounts, notes and other receivables:

a.      Current accounts, notes and other receivables and related allowances for doubtful accounts as of December 31, 2004 and 2005 are as follows:

	As of December 31,
	2004				2005
Account	Under 90 days	91 days to 1 year	Allowance	Total	Under 90 Days	91 days to 1 year	Allowance	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts Receivable	107,100,518	4,731,317	(2,580,059)	109,251,776	100,115,685	1,744,638	(2,320,032)	99,540,291

Notes receivable	160,730	54,300	—	215,030	—	—	—	—

Other Receivables (1)	27,638,258	10,564,339	(900,864)	37,301,733	20,070,851	17,440,170	(855,756)	36,655,265

Total	134,899,506	15,349,956	(3,480,923)	146,768,539	120,186,536	19,184,808	(3,175,788)	136,195,556

Long-term receivables as of December 31, 2004 and 2005 are ThCh$ 36,288,858 and ThCh$ 26,436,799, respectively, net of valuation allowance of ThCh$0 and ThCh$0, respectively.

(1)   As of December 31, 2005 the balance includes an amount of ThCh$ 19,303,746 (ThCh$ 8,353,240 in 2004) that will be reimbursed to Endesa and its subsidiaries for transmission line use. The balance of the receivables was recognized as a result of Energy Law changes in Chile in 2003.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

5.         Accounts, notes and other receivables, continued:

b.      Current and long-term accounts receivable, net of Allowances for Doubtful Accounts, by country as of December 31, 2004 and 2005 are as follows:

	As of December 31,
	2004		2005
Country	ThCh$	%	ThCh$	%

Chile	66,355,225	36.25%	64,812,040	39.85%
Peru	17,666,495	9.65%	16,887,000	10.38%
Argentina	20,479,427	11.19%	41,726,728	25.66%
Colombia	29,272,877	15.99%	34,418,159	21.16%
Brazil (1)	44,488,587	24.30%	—	0.00%
Panama	4,794,786	2.62%	4,788,428	2.95%
Total	183,057,397	100.00%	162,632,355	100.00%

(1)—See footnote 10(c) (iii.) discussing the de-consolidation of Endesa Brasil.

c.      Changes in the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Beginning balance	5,930,668	3,906,629	3,480,923
Charged to expense	625,726	560,265	167,509
Deductions	(2,249,813)	(1,159,246)	(134,038)
Price-level restatement and conversion adjustment	(399,952)	173,275	(338,606)
Ending balance	3,906,629	3,480,923	3,175,788

d.      Sales recorded but not invoiced are ThCh$ 61,342,529, ThCh$ 78,646,148 and ThCh$ 72,686,145 as of December 31, 2003, 2004 and 2005, respectively.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

6.         Transactions with Related Companies:

Balances of accounts receivable and payable classified according to the nature of the related company transaction are as follows as of December 31, 2004 and 2005:

a.      Notes and accounts receivable from related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Transmisora Eléctrica de Quillota Ltda.	319,861	318,061	315,045	—
Atacama Finance Co. (1)	109,906,310	21,209	—	89,826,992
Cía de Energía del Mercosur S.A.	3,429,515	791,377	—	—
Chilectra S.A.	12,120,844	13,695,715	382	369
Cía. Interconexión Energética S.A.	1,732,457	161,361	—	—
Codensa S.A.	20,563,758	15,277,119	—	—
Edelnor S.A.	3,504,646	4,048,371	—	—
Empresa Eléctrica Piura S.A.	2,817	2,194	—	—
Enersis S.A.	104,836	529,817	—	—
Etevensa S.A.	17,883	73,221	—	—
Gasoducto Tal Ltda.	77,790	32,171	—	—
Gas Atacama Generación Ltda.	28,974	20,594	—	—
Gas Atacama S.A.	—	176,250	—	—
Cachoeira Dourada S.A.	—	891	—	—
Central Generadora Termoeléctrica de Fortaleza S.A.	5,858	27,744	—	—
Cam Colombia Ltda.	62,496	104,755	—	—
Synapsis Soluciones y Servicios IT Ltda.	18,214	9,307	—	—
Inversiones Eléctricas Quillota S.A.	2,072	—	—	—
Ampla S.A.	13,532	—	—	—
Elesur S.A.	1,318	—	—	—
Consorcio Ingendesa—Minmetal Ltda.	16,281	8,336	31,080	—
Gasoducto Atacama Chile S.A.	200,148	—	—	—
Consorcio Ara—Ingendesa Ltda.	208,898	68,270	—	—
Sociedad Consorcio Ingendesa Ara Ltda.	13,908	17,102	—	—
Total	152,352,416	35,383,865	346,507	89,827,361

(1)   The receivables from Atacama Finance Co. correspond to loans given by Compañía Eléctrica Cono Sur S.A. originally for the purpose of financing construction works of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are denominated in US dollars, bear weighted average interest of 4.25% and mature in March 2007.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

6.         Transactions with Related Companies, continued:

b.      Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Cachoeira Dourada S.A.	—	22,940	—	—
Compañía de Energía del Mercosur S.A.	244,862	7,781	—	—
Compañía de Transmisión del Mercosur S.A.	185,021	161,361	—	—
Chilectra S.A.	68,643	1,640,217	—	—
Codensa S.A.	3,392,818	3,025,396	—	—
Enersis S.A (1)	1,503,612	731,901	52,980	—
Synapsis Soluciones y Servicios IT Ltda.	641,200	635,532	—	—
Transmisora Eléctrica de Quillota Ltda.	26,334	24,358	—	—
Compañía Americana de Multiservicios Ltda.	2,075	1,296	—	—
Electrogas S.A.	215,191	199,924	—	—
Cam Colombia Ltda.	247,452	572,278	—	—
Synapsis Perú S.A.	14,206	119,795	—	—
Synapsis Colombia S.A.	67,851	11,897	—	—
Consorcio Ingendesa Minmetal Ltda.	—	1,549	—	—
Edelnor S.A.	3,983	11,820	—	—
Cam Perú	—	2,316	—	—
Total	6,613,248	7,170,361	52,980	—

Short-term accounts receivable from and payable to related companies are related to the sales and purchases of electricity and various services, as well as operating loans. Transactions for electricity and services have payment terms of 30 days and are not adjustable. Operating loans are adjustable and require payment of interest.

(1)   The accounts payable to Enersis S.A. for both years result mainly from financing operations. They are denominated in US dollars and bear interest at market rates according to Libor (London Interbank Offer Rate) + 0.955%.

Other short-term receivables and payables bear interest rate of TIP + 0.05%. TIP is an inter-bank average interest rate, which was 4.65% as of December 31, 2005.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

6.         Transactions with Related Companies, continued:

c.      The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

	Nature of Transaction	Income (expense)
Company		2003	2004	2005
		ThCh$	ThCh$	ThCh$

Atacama Finance Co.	Interest	5,883,204	6,637,288	4,822,970
	Price-level restatement	1,845,359	3,089,815	3,784,398
	Foreign currency translation	(30,786,235)	(10,646,421)	(12,350,134)
Cia. Americana Multiservicios Ltda.	Services provided	76,788	—	627
	Services received	(1,206)	—	—
Cen. Gen. Termoeléctrica de Fortaleza S.A.	Services provided	1,137,583	291,751	36,868
Com. de Energía del Mercosur S.A.	Sales of energy	21,225,154	20,189,380	11,028,488
	Purchases of energy	(2,257,391)	(754,749)	(862,025)
Codensa S.A.	Purchases of energy	(12,128,749)	(14,267,437)	(16,225,453)
	Sales of energy	79,798,782	77,842,001	63,972,172
	Services provided	54,228	58,679	63,924
	Services received	(467,873)	(603,452)	(918,062)
	Interest	(3,292,134)	(3,115,431)	—
Cía. Transmisión del Mercosur S.A.	Purchases of energy	(2,185,508)	(2,244,612)	(2,003,875)
Cía. Interconexión Energética S.A.	Sales of energy	22,732,182	19,889,675	5,134,107
	Foreign currency translation	—	—	157,035
Empresa Proprietaria de la Red	Services provided	158,652	—	—
Chilectra S.A.	Sales of energy	130,449,046	133,680,224	141,828,893
	Services provided	2,158,811	2,305,047	2,443,567
	Services received	(87,500)	(6,719)	(85,498)
Gas Atacama Generación S.A.	Services provided	83,170	1,789	144,239
Gas Atacama S.A.	Foreign currency translation	—	(132,207)	—
Empresa Eléctrica Piura S.A.	Sales of energy	519,032	130,353	707,782
	Services provided	—	—	2,523
Enersis S.A.	Interest	(2,231,567)	(2,005,236)	(397,200)
	Services provided	967,678	237,175	310,590
	Foreign currency translation	1,966,548	(2,687,538)	681,759
	Price-level restatement	(294,460)	(226,341)	—
Enersis Internacional S.A.	Interest	(20,337)	—	—
	Foreign currency translation	106,469	—	—
	Price-level restatement	(34,338)	—	—
Ingendesa do Brasil Ltda.	Services received	—	—	(4,613)
Consorcio Ingendesa ARA Ltda.	Services provided	—	—	214,586
Etevensa S.A.	Sales of energy	2,351,135	1,574,857	1,004,928
	Services provided	61,197	315,876	536,086
Subtotal (continued on next page)		217,787,720	229,553,767	204,028,682

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

6.         Transactions with Related Companies, continued:

	Nature of Transaction	Income (expense)
Company		2003	2004	2005
		ThCh$	ThCh$	ThCh$

Subtotal (cont. from previous page)		217,787,720	229,553,767	204,028,682
Electrogas S.A.	Purchases of gas	(2,780,070)	(2,770,688)	(1,552,938)
	Services provided	2,532	—	—
Endesa Brasil S.A.	Services provided	—	—	67,391
Edelnor S.A.	Sales of energy	29,753,986	32,617,259	26,452,367
Endesa España	Services provided	—	—	39,217
Endesa Servicios Generales	Services received	130,343	—	—
Cam Colombia Ltda.	Services received	(334,826)	(249,423)	(346,490)
Cam Perú S.A.	Services received	—	—	(42,255)
Elesur S.A.	Services provided	18,264	6,226	—
Synapsis Sol y Serv. IT Ltda.	Services received	(2,429,674)	(1,815,048)	(1,828,684)
Synapsis Colombia	Services received	(397,881)	(476,040)	(442,617)
Synapsis Brasil S.A.	Services received	—	—	(86,409)
Synapsis Perú S.A.	Services received	—	—	(274,261)
Consorcio ARA - Ingendesa Ltda.	Services provided	2,205,666	2,664,798	1,886,722
Cachoeira Dourada S.A.	Services provided	—	—	31,773
Transmisora Eléc. de Quillota Ltda.	Interest	113,884	84,024	60,650
	Services provided	136,235	88,378	4,800
	Price-level restatement	26,264	59,368	—
Ampla Energía y Servicios S.A.	Services provided	—	—	78,639
Sociedad Agrícola Pastos Verdes	Services provided	—	900	—
Consorcio Ingendesa Minmetal Ltda.	Services provided	—	63,342	104,251
Empresa Eléctrica de Bogotá	Services provided	(2,281,976)	—	—
Total		241,950,467	259,826,863	228,180,838

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

Chilean pesos as of December 31, 2005, except as stated)

7.         Income taxes:

a.      Taxes recoverable (payable) as of each year-end are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Income tax payable	(14,026,590)	(16,185,528)
Income tax recoverable	6,680,880	3,356,518
VAT recoverable	(1,570,633)	2,284,247
Net	(8,916,343)	(10,544,763)

b.      In accordance with BT No. 60 and complementary bulletins thereto of the Chilean Association of Accountants, and applicable circulars issued by the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2004 and 2005 as follows:

	As of December 31, 2004				As of December 31, 2005
	Asset		Liability		Asset		Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	21,055	67,868	—	—	5,534	5,430,194	—	—
Deferred income	31,841	1,058,277	—	—	114,122	980,214	—	—
Vacation accrual	378,462	—	—	—	412,871	—	—	—
Assets in leasing	—	—	—	366,961	—	—	—	549,411
Depreciation	—	2,997,634	30,606	276,373,472	—	—	—	241,273,315
Severance indemnities	—	—	—	1,293,562	—	—	—	1,119,706
Other events	—	113,742	—	14,722	—	—	—	7,104
Deferred Expenses	—	—	—	4,473	—	—	—	1,139,805
Finance costs	—	—	—	13,449,698	—	100,433	—	12,982,336
Tax losses	—	55,963,240	—	—	—	32,454,663	—	—
Contingencies	193,077	—	—	—	1,201,455	—	—	—
Imputed interest on construction	—	—	—	4,447,693	—	—	—	4,063,474
Costs of studies	—	—	—	8,399,073	—	—	—	8,323,252
Spare parts used	—	—	—	928,167	—	—	—	840,151
Accrued liabilities	456,984	—	—	—	387,805	—	—	—
Bonds discount	—	—	—	500,675	—	—	—	412,255
Construction in progress	—	3,763,092	—	—	—	—	—	—
Intangibles	—	—	—	585,055	—	—	—	459,171
Recoverable contributions to assets	—	—	—	576,022	—	—	—	475,430
Forward and swap contracts	1,673,910	—	—	—	—	—	—	—
Provision for obsolete materials	—	1,604,460	—	492,084	—	1,499,233	—	—
Pension benefits	301,441	755,653	—	—	359,780	1,164,730	—	—
Tax for external credit	—	—	—	1,000,195	—	—	—	939,572
Commission for external credit	—	—	—	160,948	—	—	—	122,820
Complementary accounts, net	—	(18,218,627)	—	(186,287,543)	—	(4,584,178)	—	(139,886,336)
Valuation allowance	—	(3,040,791)	—	—	—	(3,698,803)	—	—
Total	3,056,770	45,064,548	30,606	122,305,257	2,481,567	33,346,486	—	132,821,466
Net deferred tax balance	3,026,164	—	—	(77,240,709)	2,481,567	—	—	(99,474,980)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

7.         Income taxes, continued:

c.      Income tax expense for the years ended December 31, 2003, 2004 and 2005 is as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Current income tax (expense) benefit
Income tax provision	(53,264,370)	(54,572,784)	(60,140,348)
Adjustment for tax expense prior year	(1,742)	—	—

Non-deductible expense tax Art. 21	79,327	(105,355)	—

Deferred tax (expense) benefit
Deferred taxes	42,854,125	(34,354,516)	(26,757,438)
Amortization of complementary accounts	(18,699,114)	(8,941,400)	(3,180,078)
Change in valuation allowance	(41,012)	(40,291)	(896,880)
Other charges or credits	—	1,224,187	(979,642)
Total	(29,072,786)	(96,790,159)	(91,954,386)

8.         Other current assets:

Other current assets as of each year-end are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$
Accounts receivable from the Chilean Ministry of PublicWorks	30,600	—
Deposits related to payments to suppliers	1,118,288	133,821
Repurchase agreements	13,372,194	9,002,366
Unrealized losses on derivatives	158,437	—
Marketable securities	706,217	1,870,988
Other	101,885	86,490
Total	15,487,621	11,093,665

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

9.         Property, plant and equipment:

The composition of Property, plant and equipment as of each year end is as follows:

	Estimated years	As of December 31,
	of useful lives	2004	2005
		ThCh$	ThCh$

Land	—	48,467,458	45,493,670

Buildings and infrastructure	35 – 40	5,631,412,324	4,987,084,681

Distribution and transmission lines and public lighting	35	30,305,743	27,829,565

Machinery and equipment	10 – 40	1,033,399,377	912,210,443

Construction in progress	—	27,504,306	32,232,486
Property, plant and equipment in leasing (1)	—	28,760,031	27,652,502
Furniture and fixtures, tools, software and IT equipment	3 – 10	23,626,040	23,158,865
Vehicles	6 – 10	2,088,532	1,846,310
Other assets	3 – 8	7,098,620	5,711,831
Sub-total		89,077,529	90,601,994

Technical appraisal	—	586,013,669	424,882,224

Total Property, plant and equipment		7,418,676,100	6,488,102,577

Less: Accumulated depreciation		(2,783,027,115)	(2,578,002,759)
Total Property, plant and equipment, net		4,635,648,985	3,910,099,818

(1)   Refers to a leasing contract between the Company and Abengoa Chile S.A. for transmission lines and the related technical installations. This contract has a duration of 20 years and the annual interest rate per year is 6.5%. As of December 31, 2005, the total leasing obligation amounts to ThCh$ 24,420,669, which respective parts are presented in other current liabilities and other long-term liabilities.

Depreciation expense, including depreciation of assets held in capital leases, was ThCh$ 190,598,968, ThCh$ 176,938,746 and ThCh$ 170,472,022 for the years ended December 31, 2003, 2004 and 2005, respectively.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

9.         Property, plant and equipment, continued:

Recoverability of property, plant and equipment

The Company periodically analyzes the recoverability of the recorded book values of its property, plant and equipment, including property, plant and equipment held by the Company’s subsidiaries in countries outside of Chile where these assets are measured into US dollars. The analyses consist of evaluating the recoverability of the Company’s property, plant and equipment by comparing estimated future undiscounted cash flows to the carrying amounts of such assets recorded by the Company in these companies, in accordance with Chilean GAAP. These analyses differ from impairment testing performed for goodwill (see Note 12). The result of these analyses determined that no adjustments to the net book values of the property, plant and equipment of the Company and its subsidiaries as of December 31, 2005 were required.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

10.      Investment in related companies:

a.      Investments as of each year-end are as follows:

	As of December 31, 2004	As of December 31, 2005			Carrying Value		Equity in Net Earnings (Losses)
Related Companies	Percentage Owned	Number of Shares	Percentage Owned	Related Equity	2004	2005	2003	2004	2005
	%		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Comp. de Interconexión Energética S.A. (1)	45.00%	—	0.00%	—	54,730,908	—	11,831,252	6,676,580	(7,711,755)
Gas Atacama Generación S.A.	0.05%	—	0.05%	39,863,084	28,134	19,931	1,730	(681)	(5,037)
Gasoducto Atacama Argentina S.A.	0.05%	—	0.05%	60,473,588	29,299	30,237	783	2,775	4,234
Gasoducto Atacama Chile S.A.	0.05%	—	0.05%	66,963,344	30,992	33,482	2,810	5,975	5,976
Inversiones Eléctricas Quillota S.A. (2)	50.00%	—	0.00%	—	13,599,427	—	3,493,882	3,677,360	—
Inversiones Electrogas S.A.	42.50%	425	42.50%	17,570,887	7,970,041	7,467,627	2,643,268	2,161,962	1,749,780
Inversiones Gas Atacama Holding Ltda.	50.00%	—	50.00%	166,285,792	86,673,808	83,142,896	(252,420)	6,467,890	6,218,043
Comerc. Energía del Mercosur S.A. (3)	45.00%	6,305,400	45.00%	7,947,453	3,973,569	3,576,354	647,823	600,047	49,821
Transmisora Eléctrica de Quillota Ltda.	50.00%	—	50.00%	6,335,853	2,985,987	3,167,927	164,770	133,328	171,589
Endesa Brasil S.A. (1)	0.00%	67,256,360	40.45%	913,850,458	—	369,679,575	—	—	12,857,976
Gas Atacama S.A.	0.01%	1,147	0.01%	166,528,279	1,988	1,910	4	148	139
Electrogas S.A.	0.02%	85	0.02%	16,185,548	3,668	3,439	1,347	1,107	898
Distrilec Inversora S.A	0.89%	4,416,141	0.89%	261,401,265	2,712,764	2,319,847	(143,858)	(88,768)	(87,726)
Consorcio ARA—Ingendesa Ltda. (4)	50.00%	—	50.00%	845,880	276,365	422,940	53,507	210,102	146,577
Sociedad Consorcio Ingendesa ARA Ltda. (4)	50.00%	—	50.00%	134,047	5,557	67,024	—	5,038	61,466
Consorcio Ingendesa—Minmetal Ltda (4)	50.00%	—	50.00%	179,408	42,567	89,704	—	41,469	107,521
Central Térmica San Martín S.A. (5)	0.00%	500,006	23.13%	84,198	—	19,475	—	—	—
Central Térmica Manuel Belgrano S.A. (5)	0.00%	500,006	23.13%	84,198	—	19,475	—	—	—

Total

173,065,074

470,061,843

18,444,898

19,894,332

13,569,502

(1)	See note 10(c) (iii.)
(2)

On November 29, 2005, the Company transferred the assets of Inversiones Eléctricas Quillota S.A to Endesa Chile S.A. (individual entity) through the dissolution of Inversiones Eléctricas Quillota S.A See Note 10 (f) (iii.)

(3)	This company is an unconsolidated related party of the subsidiary Endesa Argentina
(4)	These companies are unconsolidated related parties of the subsidiary Ingendesa
(5)	These company are unconsolidated related parties of the subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A. founded on December 31, 2005.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

10.      Investment in related companies, continued:

b.      Constitution of companies

(i.)     On April 18, 2005, Endesa-Chile and its subsidiary Enigesa formally constituted a new subsidiary which was named Endesa Eco S.A., whose main objective is to promote and develop projects of renewable energy. The shareholders’ equity of the new subsidiary is ThCh$ 580,000 divided in 5,800,000 nominative shares without nominal value. Endesa-Chile subscribed 5,799,420 shares which represent 99.99% of the paid-in capital and effectively paid 1,799,820 shares for the sum of ThCh$ 179,982; the company’s subsidiary Enigesa subscribed 580 shares representative of 0.01% of the paid-in capital and paid 180 shares for a sum of ThCh$ 18. The unpaid balance will be paid proportionally by each shareholder within three years from the constitution date.

c.      Reorganizations of entities under common control

(i.)     As of December 29, 2003, Compañía Eléctrica Cono Sur S.A. sold 3,150,000 shares of Atacama Finance to Gas Atacama S.A. for the price of US$4,400,000

(ii.)    As of December 29, 2003, Compañía Eléctrica Cono Sur S.A. sold 5,000 shares of Enegex Co. to Gas Atacama S.A. for the price of US$5,000.

(iii.)   Endesa Brasil S.A. was formed on June 10, 2005 as a reorganization of entities under common control. Its main objective is to be the holding company of other companies and societies that are direct or indirect participants in the electric sector, including transmission, distribution, generation and commercialization of electric energy in Brazil and offshore. Endesa Brasil was created as an energy holding concentrating all the electric assets of Endesa S.A.’s group in Brazil.

Endesa Brasil holds shares in the following companies: Companhia de Interconexão Energética—CIEN, Central Geradora Termelétrica Fortaleza—CGTF, Companhia de Energética do Ceará—COELCE, Ampla Energia e Serviços S.A., Ampla Investimentos e Serviços S.A., Investluz S.A. and Centrais Elétricas Cachoeira Dourada S.A—CDSA.

With respect to the above mentioned companies, all the shares formerly controlled by companies belonging to the Endesa-Chile S.A. group were transferred to Endesa Brasil S.A. The contributions were made by Enersis, Endesa-Chile, Chilectra and Endesa Internacional. Endesa-Chile, through its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A. contributed their investments in Cachoeira Dourada S.A. (99.61%) and CIEN (45%), in exchange for participation in Endesa Brasil as follows: Edegel S.A. 4.18% and Compañía Eléctrica Cono Sur S.A. 36.27%.

The economic participation of the Company in Endesa Brasil S.A. is 37.85%.

(iv.)   On September 6, 2005, the Company acquired 189,000 shares of Ingendesa S.A. for the amount of ThCh$ 60,606, increasing its direct participation in that company to 98.75%.

(v.)    On November 22, 2005, the Company sold 1 share of Compañía Eléctrica San Isidro S.A. to Endesa Inversiones Generales S.A., for the amount of ThCh$ 14.

All the transfers were recorded at book value of the related investments.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

10.      Investment in related companies, continued:

d.      Acquisitions

(i.)     On August 11, 2005, the Company and its subsidiary Endesa Inversiones Generales S.A. acquired 99.999% and 0.001% of Inversiones Lo Venecia Ltda., for an amount of ThCh$ 8,360,472 and ThCh$ 82, respectively. Lo Venecia Ltda was the owner of 25.001% of the paid-in capital of Compañía Eléctrica San Isidro S.A. As a result, Endesa-Chile now directly and indirectly owns 100% of the shares of Compañía Eléctrica San Isidro S.A.

In accordance with Technical Bulletin No.72 of Chilean Association of Accountants and the standards established in the Circular No.1697 of the Chilean Superintendency of Securities and Insurance, the Company recorded the acquisition under the purchase method, valuing the proportion of all assets and liabilities acquired of Compañía Eléctrica San Isidro S.A. from third parties as of July 31, 2005 at their respective fair values.

The difference determined by the Company between the fair value and the carrying value of Compañía Eléctrica San Isidro S.A. shareholders’ equity as of the acquisition date amounted to ThCh$ 6,645,776, and it is due to the higher economic value of property, plant and equipment compared to their carrying value. This amount assigned to the property, plant and equipment will be depreciated over 18 years, which was the estimated remaining useful life of these assets at the time of acquisition.

e.      Sales of subsidiary shares during the year ended December 31, 2003, 2004 and 2005:

(i.)     As of June 23, 2003, the Company sold 330,939,522 shares of Infrastructura Dos Mil S.A. for ThCh$ 41,517,188 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A. for ThCh$42,632 which presented the Company’s total participation in these entities .

f.       Dissolution of related parties:

(i.)     As of October 3, 2005 Sociedad Lajas Inversoras S.A., owner of 99.61% of the Brazilian company Cachoeira Dourada S.A. was dissolved and liquidated. The assets of the company were allocated among all shareholders proportionally to their participation, meaning that the Company’s indirect subsidiary Edegel S.A. received 11.47% of these assets and the Company’s subsidiary Compañía Eléctrica Cono Sur S.A. received 88.53% of these assets.

(ii.)    On November 29, 2005, the Company acquired 0.001% of Inversiones Lo Venecia Ltda. for the amount of ThCh$ 83. As a result of this purchase, Inversiones Lo Venecia Ltda. ceased to exist as a separate legal entity, given that the Company already owned the remaining 99.999% of its shares. All assets and liabilities owned by Lo Venecia Ltda. were transferred to Endesa Chile S.A..

(iii.)   On November 29, 2005, the Company transferred the assets of Inversiones Eléctricas Quillota S.A. to Endesa Chile S.A. (individual entity) through the dissolution of Inversiones Eléctricas Quillota

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

10.      Investment in related companies, continued:

g.             Net investment hedge

In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2003, 2004 and 2005, the Company has designated long-term liabilities denominated in foreign currencies as hedges against net investments in foreign countries, when the functional currency of those investments is the same currency in which the liability is denominated. The Company recorded foreign exchange gains and losses on those liabilities as cumulative translation adjustments in shareholders’ equity, and in this way, for accounting purposes, they act as economic hedges of the foreign exchange risk for accounting purposes affecting the investments. To the extent that liabilities exceed the total investment, the gain or loss on the ineffective portion of the hedging liability is recorded in current income. As of December 31, 2005 the corresponding investments and associated liabilities are as follows:

	As of December 31, 2005
Company	Country of Origin	Investment	Reporting Currency	Associated Liability
		ThCh$		ThCh$

Central Hidroeléctrica Betania S.A.	Colombia	312,892,596	US$	235,555,049
Endesa Brasil S.A.	Brazil	331,439,822	US$	362,914,875
Edegel S.A.	Peru	150,119,688	US$	115,075,062
Hidroeléctrica El Chocón S.A.	Argentina	156,439,049	US$	72,687,324
Comercializadora de Energia del Mercosur S.A.	Argentina	3,576,354	US$	2,528,355
Endesa Costanera S.A.	Argentina	80,978,734	US$	51,581,304
Distrilec Inversora S.A.	Argentina	2,319,847	US$	1,158,414
Total		1,037,766,090		841,500,383

	As of December 31, 2004
Company	Country of Origin	Investment	Reporting Currency	Associated Liability
		ThCh$		ThCh$

Central Hidroeléctrica Betania S.A.	Colombia	344,485,016	US$	263,175,047
Central Hidroeléctrica Cachoeira Dourada S.A.	Brazil	345,901,326	US$	338,077,616
Edegel S.A.	Peru	171,059,552	US$	100,736,534
Compañía de Interconexión Energética S.A.	Brazil	54,730,908	US$	41,689,615
Hidroeléctrica El Chocón S.A.	Argentina	174,029,713	US$	80,597,990
Comercializadora de Energia del Mercosur S.A.	Argentina	3,973,569	US$	2,605,244
Endesa Costanera S.A.	Argentina	96,282,698	US$	58,052,496
Distrilec Inversora S.A.	Argentina	2,712,764	US$	1,305,258
Total		1,193,175,546		886,239,800

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

10.      Investment in related companies, continued:

	As of December 31, 2003
Company	Country of Origin	Investment	Reporting Currency	Associated Liability
		ThCh$		ThCh$

Central Hidroeléctrica Betania S.A.	Colombia	412,096,954	US$	292,418,822
Central Hidroeléctrica Cachoeira Dourada S.A.	Brazil	380,600,073	US$	430,156,888
Edegel S.A.	Peru	191,886,939	US$	175,698,452
Compañía de Interconexión Energética S.A.	Brazil	58,239,748	US$	51,176,941
Hidroeléctrica El Chocón S.A.	Argentina	201,494,117	US$	86,680,806
Comercializadora de Energia del Mercosur S.A.	Argentina	3,683,670	US$	2,412,172
Endesa Costanera S.A.	Argentina	98,098,826	US$	61,204,036
Distrilec Inversora S.A.	Argentina	3,059,093	US$	1,425,259
Total		1,349,159,420		1,101,173,376

11.      Investments in other companies:

Investments in other companies as of December 31, 2004 and 2005 are as follows:

	Number of	Percentage	As of December 31,
Company	shares	owned	2004	2005
		%	ThCh$	ThCh$
Club de la Banca y Comercio	11	—	2,326	1,853
Club Empresarial	1	1.00%	5,683	5,255
Empresa Eléctrica de Aysen S.A	2,516,231	—	2,121,474	2,123,831
Cooperativa Eléctrica de Chillán Ltda.	—	—	13,844	13,844
CDEC-SIC Ltda.	—	23.16%	221,460	221,458
CDEC-SING Ltda.	—	7.69%	106,885	106,886
Empresa Eléctrica de Bogotá S.A.	1,966,881	1.69%	19,518,364	15,235,088
Financiera Eléctrica Nacional S.A.	4,072	0.10%	119,859	106,375
Electrificadora de la Costa S.A.	13,590,296	0.14%	25,747	22,850
Electrificadora del Caribe S.A.	85,568,116	0.10%	1,379,483	1,224,288
Total			23,515,125	19,061,728

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

12.      Goodwill and Negative Goodwill:

a.      Goodwill as of December 31, 2004 and 2005, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Emgesa S.A.	1,418,121	1,298,721	1,152,613	16,665,102	13,638,138
Gasoducto Atacama Chile Ltda.	5,119	5,119	5,118	72,512	67,394
Edegel S.A.	35,993	32,963	29,255	423,025	346,179
Pangue S.A.	179,390	179,390	179,390	3,154,272	2,974,882
Total	1,638,623	1,516,193	1,366,376	20,314,911	17,026,593

b.      Negative goodwill as of December 31, 2004 and 2005, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Edegel S.A.	9,032,781	8,272,264	7,341,614	34,148,458	22,965,058
Endesa Costanera S.A.	450,319	2,797,173	2,482,484	13,286,585	9,309,327
Central Hidroeléctrica Betania S.A	6,847,597	5,406,793	5,304,393	7,856,919	1,668,604
Emgesa S.A.	223,847	205,001	181,938	2,662,120	2,180,688
Total	16,554,544	16,681,231	15,310,429	57,954,082	36,123,677

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

13.      Other intangibles:

The detail of other intangibles as of each year-end is as follows:

	Estimated Useful life (months)	As of December 31,
		2004			2005
		Total	Accumulated Amortization	Net Balance	Total	Accumulated Amortization	Net Balance
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Easements	24	2,201,425	(1,449,226)	752,199	2,683,754	(1,946,073)	737,681
Water rights	1,440	15,151,908	(1,294,113)	13,857,795	13,447,281	(1,513,598)	11,933,683
Salex-fourth line Comahue	60	9,445,620	(4,462,085)	4,983,535	8,383,475	(4,406,988)	3,976,487
Software	36	2,282,369	(1,462,774)	819,595	807,579	(697,456)	110,123
Other	—	5,751	(1,709)	4,042	576,918	(336,203)	240,715
Total		29,087,073	(8,669,907)	20,417,166	25,899,007	(8,900,318)	16,998,689

Amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted to ThCh$ 1,740,369, ThCh$ 1,451,970 and ThCh$ 1,199,735, respectively.

14.      Other assets:

Other assets as of each year-end are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Bond discount	12,786,252	11,151,767
Reimbursable contributions	3,340,774	2,796,647
Deferred commissions on loans and lines of credit	11,380,805	6,866,062
Minimum tax on productive assets (Argentina)	7,474,842	10,682,158
Bond issuance costs	5,288,401	4,722,861
Unrealized loss on derivative contracts	832,013	134,855
Software and licenses	108,191	—
Investment funds	7,602,923	—
Investment “Empresa Eléctrica de Bogotá” (1)	44,003,517	38,784,463
Other	298,399	1,008,294
Total	93,116,117	76,147,107

(1)   As a result of a reconciliation agreement signed on October 5, 2004, Corporación Financiera del Valle (Corfivalle) will withdraw its participation in Central Hidroeléctrica de Betania S.A. E.S.P. through an exchange of assets between Grupo Corfivalle and the Company. This agreement will be formalized during 2006 when the legal processes defined by both parts are completed. Afterwards, the assets will be transferred.

In this transaction, the Company will transfer Betania S.A. E.S.P.’s electric substation as well as 3.81% of its participation in Empresa de Energía de Bogotá S.A. E.S.P. to Corfivalle in exchange for Corfivalle’s 14.3% participation in Central Hidroeléctrica de Betania S.A. E.S.P.

The parties, understanding that the measures necessary to complete the asset transfer will occur gradually, have granted usufruct of political and economic rights of the aforementioned assets, which was exchanged on January 1, 2004. Hence, the Company’s 3.81% participation in Empresa Eléctrica de Bogotá S.A., which is subject to complete execution of this agreement, is shown under other assets.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

15.      Debt due to banks and financial institutions:

a.      Short-term debt due to banks and financial institutions:

In February 2004, the Company obtained a loan of US$ 250 million in order to prepay debt acquired in 2003. In November 2004, the Company obtained a new loan of US$ 250 million to refinance the loan obtained in February 2004. The Company’s new loan’s interest rate is LIBOR + 0.375%. The loan matures in November 2010.

	Foreign Currency				Local Currency
	US$		Other Foreign Currencies		Ch$		Total
Financial Institution	2004	2005	2004	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banco BBVA Bhif	—	—	—	—	1	5	1	5
Banco Barings	—	592,963	—	—	—	—	—	592,963
Banco Continental	5,916,169	2,307,196	6,217,198	—	—	—	12,133,367	2,307,196
Banco Crédito e Inversiones	—	—	—	557,241	—	—	—	557,241
Banco Ciudad de Buenos Aires	2,093,894	—	—	2,072,549	—	—	2,093,894	2,072,549
Banco de Crédito e Inversiones Perú	—	—	3,803,913	—	—	—	3,803,913	—
Banco Wiese	—	—	14,249	—	—	—	14,249	—
Banco de Galicia y Buenos Aires	629,438	559,138	—	—	—	—	629,438	559,138
Banco Ganadero	8,990,976	—	17,177,053	—	—	—	26,168,029	—
Banco Itau	1,499,102	1,192,075	—	—	—	—	1,499,102	1,192,075
Banco Lloyds	1,348,384	—	—	—	—	—	1,348,384	—
Banco Provincia de Buenos Aires	578,043	1,216,163	—	—	—	—	578,043	1,216,163
Banco Santander	1,159,243	—	10,391,139	2,895,113	—	—	11,550,382	2,895,113
Banco Santander Santiago	—	—	—	—	2,513,835	—	2,513,835	—
Interbank	—	—	2,772	—	—	—	2,772	—
Bank Boston	8,919,997	—	707,695	—	—	—	9,627,692	—
Citibank	14,354,876	—	—	336,713	—	—	14,354,876	336,713
Davivienda	—	—	3,413,755	—	—	—	3,413,755	—
Banco Bladex	—	602,700	—	—	—	—	—	602,700
Banco de Bogotá	—	—	9,699,405	—	—	—	9,699,405	—
Total	45,490,122	6,470,235	51,427,179	5,861,616	2,513,836	5	99,431,137	12,331,856
Total principal	45,286,384	6,368,122	50,965,768	5,463,668	2,513,836	—	98,765,988	11,831,790

Weighted average	3.41%	5.85%	7.06%	8.71%	9.00%	1.00%	5.44%	7.21%

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

15.      Debt due to banks and financial institutions, continued:

	As of December 31,
	2004	2005
	%	%

Percentage of debt in foreign currency	97.47%	100.00%
Percentage of debt in local currency	2.53%	0.00%
Total	100.00%	100.00%

b.      Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency
	US$		Other Foreign Currencies		Ch$		Total
Financial Institution	2004	2005	2004	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	4,900,850	—	—	—	—	—	4,900,850	—
Bancafe	—	—	1,290,949	1,178,539	—	—	1,290,949	1,178,539
Bancolombia	—	—	3,442,531	3,142,772	—	—	3,442,531	3,142,772
Banesto	—	4,301,572	—	—	—	—	—	4,301,572
Banco Continental	—	—	—	3,856	—	—	—	3,856
Bndes	—	—	1,861,174	—	—	—	1,861,174	—
Banco Bilbao Vizcaya Argentaria S.A	5,890	—	—	—	—	—	5,890	—
Banco Estado	—	—	—	—	1,761,617	1,788,047	1,761,617	1,788,047
Banco de Crédito	—	—	—	2,972	—	—	—	2,972
Banco Mediocredito Italiano	—	—	1,852,156	1,803,488	—	—	1,852,156	1,803,488
Banco Nationale París	3,904,240	3,422,025	—	—	—	—	3,904,240	3,422,025
Banco Santander Central Hispano	5,890	—	—	—	—	—	5,890	—
Bank of América	15,980,007	—	—	—	—	—	15,980,007	—
Bank of Tokio Mitsubishi	5,584,839	—	987,872	—	—	—	6,572,711	—
Caja Madrid Miami Agency	5,890	18,160	—	—	—	—	5,890	18,160
Citibank N.A., Nassau, Bahamas Branch	5,890	—	—	—	—	—	5,890	—
Conavi	—	—	2,151,581	1,964,233	—	—	2,151,581	1,964,233
Colpatria	—	—	860,632	785,693	—	—	860,632	785,693
Corfinsura	—	—	3,442,531	3,142,772	—	—	3,442,531	3,142,772
Granahorrar	—	—	—	1,178,539	—	—	—	1,178,539
Davivienda	—	—	2,582,586	2,369,515	—	—	2,582,586	2,369,515
Export Development Corporation	1,820,481	1,698,110	—	—	—	—	1,820,481	1,698,110
Granahorrar	—	—	1,290,949	—	—	—	1,290,949	—
J.P. Morgan Chase Bank	32,089,086	91,823	—	—	—	—	32,089,086	91,823
Kreditanstalt für Wiederaufbau	333,513	292,517	—	—	—	—	333,513	292,517
Barings Bank	1,208,637	—	—	—	—	—	1,208,637	—
Skandinaviska Enskilda Banken	1,924,299	1,702,107	—	—	—	—	1,924,299	1,702,107
Total	67,769,512	11,526,314	19,762,961	15,572,379	1,761,617	1,788,047	89,294,090	28,886,740
Total Principal	66,852,540	10,716,433	16,879,863	13,236,522	1,672,500	1,788,047	85,404,903	25,741,002

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

15.      Debt due to banks and financial institutions, continued:

	As of December 31,
	2004	2005
	%	%

Percentage of debt in foreign currency	98.03%	93.81%
Percentage of debt in local currency	1.97%	6.19%
Total	100.00%	100.00%

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

15.      Debt due to banks and financial institutions, continued:

c.      Long-term portion of debt due to banks and financial institutions:

		As of December 31, 2004	As of December 31, 2005
Financial Institution	Currency	Long-term portion	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long- term portion	Annual interest rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%

ABN Amro Bank	US$	—	—	—	2,776,042	—	—	2,776,042	4.91%
Instituto de Crédito Oficial	US$	—	—	—	2,220,833	—	—	2,220,833	4.91%
Bancafe	$ Colom	2,416,431	—	—	1,121,827	—	—	1,121,827	12.17%
Bancolombia	$ Colom	6,443,813	—	—	2,991,539	—	—	2,991,539	12.17%
Banesto	US$	11,760,153	3,131,132	1,565,566	1,565,566	—	—	6,262,264	6.83%
Bndes	Rs	5,424,720	—	—	—	—	—	—	0.00%
Banco Bilbao Viscaya Argentaria	US$	36,091,650	—	—	—	—	—	—	0.00%
Banco Estado	$ Readj.	2,804,543	951,856	—	—	—	—	951,856	9.00%
Banco Nationales de Paris	US$	9,808,204	1,821,926	2,339,263	2,204,304	—	—	6,365,493	5.78%
	US$	9,447,761	838,487	838,487	1,676,974	4,192,436	—	7,546,384	5.98%
Banco Medio Crédito	$ Arg	10,075,779	1,786,956	1,786,956	3,573,912	893,301	—	8,041,125	1.75%
Banco Santander Central Hispano	US$	36,091,650	—	—	8,328,125	—	—	8,328,125	4.91%
Bank Of América	US$	8,812,570	—	—	—	—	—	—	0.00%
Bank Of Tokio Mitsubishi Ltda	US$	—	—	—	18,988,125	—	—	18,988,125	4.91%
Barings Bank	US$	646,762	—	—	—	—	—	—	0.00%
Caja Madrid, Miami Agency	US$	36,091,650	—	—	4,330,625	—	—	4,330,625	4.91%
Citibank N.A., Nassau, Bahamas Branch	US$	36,091,650	—	—	14,990,625	—	—	14,990,625	4.91%
Colpatria	$ Colom	1,610,953	—	—	747,885	—	—	747,885	12.17%
Conavi	$ Colom	4,027,384	—	—	1,869,712	—	—	1,869,712	12.17%
Corfinsura	$ Colom	6,443,813	—	—	2,991,539	—	—	2,991,539	12.17%
Davivienda	$ Colom	4,833,085	—	—	2,243,654	—	—	2,243,654	12.17%
Export Development Corporation Loan	US$	7,362,007	733,748	733,748	1,467,496	2,934,992	—	5,869,984	4.82%
	US$	3,773,381	744,193	744,193	744,193	372,096	—	2,604,675	4.50%
Granahorrar	$ Colom	2,416,432	—	—	1,121,846	—	—	1,121,846	12.17%
Kreditanstalt für Wiederaufbau	US$	1,105,629	280,355	280,355	140,178	—	—	700,888	4.85%
JP Morgan Chase Bank	US$	14,436,658	12,812,500	—	—	—	—	12,812,500	8.60%
Banco de Crédito	Soles	—	6,198,995	—	—	—	—	6,198,995	5.88%
Banco Continental	Soles	—	8,813,028	—	—	—	—	8,813,028	5.25%
Skandinaviska Enskilda Banken	US$	2,862,837	846,865	—	—	—	—	846,865	6.50%
Credit Suisse First Boston	US$	—	—	2,198,625	13,176,375	—	—	15,375,000	10.25%
Banco Provincia de Buenos Aires	US$	—	512,500	—	—	—	—	512,500	4.37%
ING Bank N.V., Curacao Branch	US$	—	—	—	6,662,500	—	—	6,662,500	4.91%
San Paolo	US$	—	—	—	5,552,083	—	—	5,552,083	4.91%
HSBC	US$	—	—	—	2,776,042	—	—	2,776,042	4.91%
Total		260,879,515	39,472,541	10,487,193	104,262,000	8,392,825	—	162,614,559

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

15.      Debt due to banks and financial institutions, continued:

	As of December 31,
	2004	2005
	%	%

Percentage of debt in foreign currency	98.92%	99.41%
Percentage of debt in local currency	1.08%	0.59%
Total	100.00%	100.00%

d.      Debt priority

Except for certain debts, which are collateralized by liens on specific assets (see Note 26), all of these debts rank the same in priority of payment.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

16.      Bonds and notes payable:

a.      Details of the current portion of bonds payable is as follows at each year-end:

			Face Value	Interest	Maturity	Par Value
Issuer	Series	Currency	Outstanding	Rate	Date	2004	2005
Endesa-Chile	1	US$	230,000,000	7.88%	02-01-2027	3,907,150	3,464,882
Endesa-Chile	2	US$	220,000,000	7.33%	02-01-2037	3,877,448	3,441,225
Endesa-Chile	3	US$	200,000,000	8.13%	02-01-2097	831,717	719,688
Endesa-Chile	1	US$	400,000,000	7.75%	07-15-2008	8,204,834	7,281,770
Endesa-Chile	1	US$	400,000,000	8.50%	04-01-2009	4,908,464	4,356,250
Endesa-Chile	E-1 and E-2	U.F.	6,000,000	6.20%	08-01-2006	2,738,956	110,593,059
Endesa-Chile	C2, D1 and D2	U.F.	1,115,287	6.80%	11-01-2010	2,901,114	—
Endesa-Chile	F	U.F.	1,500,000	6.20%	08-01-2022	684,740	686,050
Endesa-Chile	144A	US$	400,000,000	8.35%	08-01-2013	8,036,407	7,132,292
Endesa-Chile	144A	US$	200,000,000	8.63%	08-01-2015	4,150,540	3,683,594
Endesa-Chile	G	U.F.	4,000,000	4.80%	10-15-2010	709,207	710,565
Endesa-Chile	H	U.F.	4,000,000	6.20%	10-15-2008	912,984	914,731
Betania	B	$ Col.	300,000,000,000	12.04%	11-10-2011	1,240,398	1,092,650
Edegel-Peru	1	US$	30,000,000	8.75%	06-03-2006	119,578	15,481,125
Edegel-Peru	2	US$	30,000,000	8.41%	02-14-2007	555,162	492,705
Edegel-Peru	3	US$	30,000,000	8.75%	06-13-2007	78,344	69,571
Edegel-Peru	4	US$	20,000,000	8.44%	11-21-2005	11,658,075	—
Edegel-Peru	1A	Soles	100,000,000	6.00%	06-06-2005	17,659,954	—
Edegel-Peru	3A	Soles	50,000,000	4.13%	09-04-2006	116,897	7,567,939
Edegel-Peru	3B	Soles	50,000,000	4.88%	10-30-2006	71,458	7,529,350
Edegel-Peru	4A	Soles	50,000,000	4.75%	12-12-2006	20,888	7,486,406
Edegel-Peru	5 A 2nd emission	US$	10,000,000	3.75%	01-26-2009	92,635	82,214
Edegel-Peru	6 A 2nd emission	Soles	30,000,000	5.88%	02-27-2008	105,923	89,951
Edegel-Peru	6 B 2nd emission	Soles	20,000,000	8.50%	06-18-2008	10,798	9,170
Edegel-Peru	7 A 2nd emission	US$	10,000,000	4.78%	07-26-2009	91,678	124,211
Edegel-Peru	8 A 2nd emission	Soles	22,370,000	6.00%	03-10-2008	—	61,261
Edegel-Peru	8 B 2nd emission	Soles	25,700,000	6.47%	03-30-2008	—	62,082
Edegel-Peru	9 A 2nd emission	Soles	70,000,000	6.91%	06-1-2009	—	60,177
Edegel-Peru	10 A 2nd emission	Soles	35,000,000	6.72%	10-21-2010	—	67,325
Edegel-Peru	11 A 2nd emission	US$	20,000,000	3.71%	11-18-2012	—	72,457
Emgesa-Colombia	A-1	$ Col.	15,000,000,000	8.68%	07-26-2006	65,870	53,591
Emgesa-Colombia	B-5	$ Col.	12,750,000,000	9.97%	10-09-2004	—	—
Emgesa-Colombia	B-7	$ Col.	19,500,000,000	10.29%	10-09-2006	112,720	3,456,778
Emgesa-Colombia	B-1	$ Col.	229,825,000,000	10.60%	10-09-2009	1,369,673	1,112,862
Emgesa-Colombia	B-1	$ Col.	60,000,000,000	10.57%	11-10-2009	216,658	178,605
Emgesa-Colombia	C-10	$ Col.	7,701,962,000	9.88%	10-09-2009	88,315	84,138
Emgesa-Colombia	C-10	$ Col.	19,777,918,000	10.25%	10-08-2009	47,834	45,573
Emgesa-Colombia	B-1 2nd emission	$ Col.	50,000,000,000	15.18%	07-26-2006	1,045,727	12,445,994
Emgesa-Colombia	B-1	$ Col.	85,000,000,000	13.95%	07-26-2006	1,231,173	1,032,660
Emgesa-Colombia	A-10	$ Col.	210,000,000,000	10.18%	02-23-2015	—	4,375,126
Subtotal						77,863,319	206,118,027

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Emgesa-Colombia	A1	$Col	15,000,000,000	8.68%	07-26-2006	—	19,071,061
Endesa Chile Internacional	Only	US$	150,000,000	7.20%	04-01-2006	1,559,159	78,258,750
Total						79,422,478	303,447,838

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

b.      Details of the long-term portion of bonds payable is as follows at each year-end:

			FaceValue	Interest	Maturity	Par Value
Issuer	Series	Currency	Outstanding	Rate	Date	2004	2005
Endesa-Chile	1	US$	230,000,000	7.88%	02-01-2027	118,889,359	105,514,012
Endesa-Chile	2	US$	220,000,000	7.33%	02-01-2037	127,042,608	112,750,000
Endesa-Chile	3	US$	200,000,000	8.13%	02-01-2097	23,338,883	20,713,200
Endesa-Chile	1	US$	400,000,000	7.75%	07-15-2008	230,986,560	205,000,000
Endesa-Chile	1	US$	400,000,000	8.50%	04-01-2009	230,986,560	205,000,000
Endesa-Chile	E-1 and E-2	U.F.	6,000,000	6.20%	08-01-2006	107,642,783	—
Endesa-Chile	C2; D1 and D2	U.F.	1,115,287	6.80%	11-01-2010	16,035,205	—
Endesa-Chile	F	U.F.	1,500,000	6.20%	08-01-2022	26,910,696	26,962,215
Endesa-Chile	144A	US$	400,000,000	8.35%	08-01-2013	230,986,559	205,000,000
Endesa-Chile	144A	US$	200,000,000	8.63%	08-01-2015	115,493,280	102,500,000
Endesa-Chile	G	U.F.	4,000,000	4.80%	10-15-2010	71,761,855	71,899,240
Endesa-Chile	H	U.F.	4,000,000	6.20%	10-15-2008	71,761,855	71,899,240
Betania	B	$ Col.	300,000,000,000	12.04%	11-10-2011	72,492,822	67,309,700
Edegel-Peru	1	US$	30,000,000	8.75%	06-03-2006	17,323,992	—
Edegel-Peru	2	US$	30,000,000	8.41%	2-14-2007	17,323,992	15,375,000
Edegel-Peru	3	US$	30,000,000	8.75%	6-13-2007	17,323,992	15,375,000
Edegel-Peru	3A	Soles	50,000,000	4.13%	09-04-2006	8,794,798	—
Edegel-Peru	3 B	Soles	50,000,000	4.88%	10-30-2006	8,794,798	—
Edegel-Peru	4A	Soles	50,000,000	4.75%	12-12-2006	8,794,798	—
Edegel-Peru	5A 2nd emission	US$	10,000,000	3.75%	1-26-2009	5,774,664	5,125,000
Edegel-Peru	6 A 2nd emission	Soles	30,000,000	5.88%	2-27-2008	5,276,877	4,481,201
Edegel-Peru	6 B 2nd emission	Soles	20,000,000	8.50%	6-18-2008	3,517,919	2,987,467
Edegel-Peru	7 A 2nd emission	US$	10,000,000	4.78%	7-26-2009	5,774,664	5,125,000
Edegel-Peru	8 A 2nd emission	Soles	22,370,000	6.00%	03-10-2008	—	3,341,482
Edegel-Peru	8 B 2nd emission	Soles	25,700,000	6.47%	03-30-2008	—	3,838,895
Edegel-Peru	9A 2nd emission	Soles	70,000,000	6.91%	06-01-2009	—	10,456,135
Edegel-Peru	10A 2nd emission	Soles	35,000,000	6.72%	10-21-2010	—	5,228,068
Edegel-Peru	11A 2nd emission	US$	20,000,000	3.71%	11-18-2012	—	10,250,000
Emgesa-Colombia	A-1	$ Col.	15,000,000,000	9.89%	7-26-2006	3,624,645	—
Emgesa-Colombia	B-1	$ Col.	85,000,000,000	13.95%	6-26-2006	20,539,572	—
Emgesa-Colombia	B-7	$ Col.	19,500,000,000	10.29%	10-09-2006	4,712,039	—
Emgesa-Colombia	B-10	$ Col.	229,825,000,000	10.60%	10-09-2009	55,535,585	51,564,785
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	10.57%	11-10-2009	14,498,581	13,461,776
Emgesa-Colombia	C-10	$ Col.	7,701,962,000	9.88%	10-09-2009	3,699,403	3,610,294
Emgesa-Colombia	C-10	$ Col.	19,777,918,000	10.25%	10-08-2009	2,078,712	2,028,642
Emgesa-Colombia	B-10 2nd emission	$ Col.	50,000,000,000	15.18%	7-26-2006	12,082,099	—
Emgesa-Colombia	A-10	$ Col.	210,000,000,000	10.18%	02-23-2015	—	47,116,741
Endesa Chile International	Only	US$	150,000,000	7.20%	04-01-2006	86,619,960	—
Total						1,746,420,115	1,393,913,093

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

c.       Bonds payable by entities:

Endesa-Chile (individual legal entity):

•                  The Company made following public offerings of bonds in the local market on the following dates:

On December 7, 1990 the third bond issuance was registered under No.131 for 4,000,000 UF. From this issuance, on December 31, 2003, have been placed UF 2,030,000. The remaining balance UF 1,970,000 has been eliminated due to that the placement date is overdue. This issuance was fully paid on May 2, 2005.

On August 9, 2001 the fourth bond issuance was subscribed under No. 264 for UF 7,500,000, which was fully paid as of December 31, 2001.

On November 26, 2002, the fifth bond issuance was registered under No. 317 and No. 318 for UF 8,000,000 and was fully placed as of December 2003.

Risk ratings of the last two bonds issuances are as follows:

Rating Entity	Category
Feller—Comisión Clasificadora de Riesgo Ltda.	A+
Comisión Clasificadora de Riesgo	A+
Fitch Chile Clasificadora de Riesgo Ltda.	A+

Third Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Four million Unidades de Fomento (UF 4,000,000) divided into:
—Series C-1: 120 bonds at UF 10,000 each
—Series C-2: 800 bonds at UF 1,000 each
—Series D-1: 120 bonds at UF 10,000 each
—Series D-2: 800 bonds at UF 1,000 each
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series C-1 and C-2: 15 years (5-year grace period and 10 years to amortize capital)
Series D-1 and D-2: 20 years (5-year grace period and 15 years to amortize capital)
Capital amortization	Series C-1 and C-2: 20 consecutive installments payable semi-annually, starting April 1, 1996. Amortization installments will increase with time.
Series D-1 and D-2: 30 consecutive installments payable semi-annually, starting May 1, 1996. Amortization installments will increase with time.
Early Redemption	At the issuers option, starting May 1, 1996 and only on the interest payment and amortization dates.
Nominal interest rate	6.8% annually, compounded and on semi-annually outstanding capital, readjusted by the value of the Unidad de Fomento. The applicable interest rate will be equal to 3.34409%.
Interest Payments

Interest will be paid semi-annually each May 1 and November 1, starting May 1, 1991. Accrued interest at the end of the year amounts to ThCh$ 0 (ThCh$ 208,755 in 2004), and is shown under current liabilities.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Guarantee	There is no specific guarantee; however there is a general guarantee over the issuer’s assets.
Placement period	48 months from the registration date in the Chilean Securities Register of the SVS. This issuance was paid-in-full in May 2005

Fourth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Seven and a half million (UF 7,500,000) divided into:
Series E-1: 600 bonds at UF 10,000 each.
Series E-2: 600 bonds at UF 10,000 each.
Series F: 150 bonds at UF 10,000 each.
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.
Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.
Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.
Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.
Interest payments

Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at the end of the year amounted to ThCh$ 3,430,249 (ThCh$ 3,423,695 in 2004) and is presented under current liabilities.

Fifth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Eight million (UF 8,000,000) divided into:
Series G: 4,000 bonds at UF 1,000 each.
Series H: 4,000 bonds at UF 1,000 each.
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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.
Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.
Interest payments

Interest will be paid semi-annually each April 15 and October 15, starting April 15, 2004. Accrued interest at the end of the year amounted to ThCh$ 1,625,296 (ThCh$ 1,622,192 in 2004) and is presented under current liabilities.

•                  The Company has issued and placed four public offerings of bonds in the international market as follows:

Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category
Standard & Poor’s	BBB–
Moody’s Investors Services	Ba1
Fitch	BBB–

First Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Indexation	Variation of the US Dollar
Capital Amortization	Series 1 full expiration on February 1, 2027
Series 2 full expiration on February 1, 2037 (Put Option on February 1, 2009, on which date the holders may redeem 100% of the securities plus accrued interest).
Series 3 full expiration on February 1, 2097

Nominal interest rate	Series 1: 7.875% annually
Series 2: 7.325%annually
Series 3: 8.125% annually

Interest Payments

Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of December 31, 2005 amounts to ThCh$ 10,779,051 (ThCh$ 12,145,443 in 2004), which is shown under current liabilities.

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Interest Payments

Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of December 31, 2005 amounts to ThCh$ 7,281,770 (ThCh$ 8,204,834 in 2004), which is shown under current liabilities.

Third Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on April 1, 2009
Nominal interest rate	Series 1: 8.50% annually
Interest Payments

Interest will be paid semi-annually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of December 31, 2005 amounts to ThCh$ 4,356,250 (ThCh$ 4,908,464 in 2004), which is shown under current liabilities.

Fourth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable electronic securities denominated in US$ (Yankee bonds) in the US and European market under the Rule 144-A.
Issuance Value	Six hundred million US Dollars (US$ 600,000,000) divided in two series.
Indexation	Variation in the US Dollar
Capital amortization	Series 1: expiration on August 1, 2013: US Dollars 400,000,000;
Series 2: expiration on August 1, 2015: US Dollars 200,000,000
Nominal interest rate	Series 1: 8.35% annually
Series 2: 8.625% annually
Interest Payments

Interest will be paid semi-annually each February 1 and August 1 annually, starting July 23, 2003. Accrued interest as of December 31, 2005 amounts to ThCh$ 10,815,886 (ThCh$ 12,186,947 in 2004), which is shown under current liabilities.

Repurchase of Yankee Bonds:

During November 2001, the Company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

—Series 1:  US$ 230,000,000; 30 years term with maturity in 2027.

—Series 3:  US$ 200,000,000; 100 years term with maturity in 2097.

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

Chilean pesos as of December 31, 2005, except as stated)

Endesa-Chile Internacional

Endesa-Chile Internacional issued Yankee Bonds on April 1, 1996. The risk rating of these bonds is as follows as of the date of these financial statements:

Rating Entity	Category
Standard & Poor’s	BBB–
Moody’s Investors Services	Ba1

First Issuance	Issuance Terms
Issuer	Endesa-Chile Internacional
Securities issued	Marketable securities denominated in US$ (150,000 bonds).
Issuance Value	One hundred and fifty million Dollars (US$ 150,000,000)
Readjustment	Variation in the US Dollar
Capital amortization	Full expiration as of April 1, 2006
Nominal interest rate	7.2% annually until expiration
Interest Payments	Interest is to be paid quarterly, beginning on October 1, 1996. Accrued interest as of December 31, 2004 amounts to ThCh$ 1,383,750 (ThCh$ 1,559,159 in 2004), which is shown under current liabilities.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

Edegel S.A.

Edegel S.A. has performed eighteen issuances of bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, 2004, June 18, 2004, July 26, 2004, March 10, 2005, March 30, 2005, June 1, 2005, October 21, 2005, November 18, 2005. The outstanding bonds are detalled as follows:

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US$ (110,000 bonds).
Issuance Value	One hundred and ten million US dollars (US$ 110,000,000)
Capital amortization	Full expiration as of June 3, 2006, February 14, 2007, June 13, 2007, and November 21, 2005, respectively.
Nominal interest rate	8.75%, 8.41%, 8.75%, and 8.44% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 668,401 (ThCh$ 861,832 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (20,000 bonds).
Issuance Value	One hundred million Peruvian Soles (Peruvian Soles 100,000,000)
Capital amortization	Full expiration as of June 6, 2005.
Nominal interest rate	6.0% annually.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Interest Payments

Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 0 (ThCh$ 70,359 in 2004) and is shown under other current liabilities. The issuance was paid-in-full on June, 2005.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of September 4, 2006
Nominal interest rate	4.13% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 99,271 (ThCh$ 116,897 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of October 30, 2006.
Nominal interest rate	4.875% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 60,682 (ThCh$ 71,458 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).
Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)
Capital amortization	Full expiration as of December 12, 2006.
Nominal interest rate	4.75% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 17,738 (ThCh$ 20,888 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US Dollar (10,000 bonds).
Issuance Value	Ten million US Dollar (US$ 10,000,000)
Capital amortization	Full expiration as of January 26, 2009.
Nominal interest rate	3.75% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 82,214 (ThCh$ 92,635 in 2004) and is shown under other current liabilities.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (6,000 bonds).
Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)
Capital amortization	Full expiration as of February 27, 2008.
Nominal interest rate	5.875% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 89,951 (ThCh$ 105,923 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (4,000 bonds).
Issuance Value	Twenty million Peruvian Soles (Peruvian Soles 20,000,000)
Capital amortization	Full expiration as of June 18, 2008.
Nominal interest rate	5.88% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 9,170 (ThCh$ 10,798 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US Dollar (10,000 bonds).
Issuance Value	Ten million US Dollar (US$ 10,000,000)
Capital amortization	Full expiration as of July 26, 2009.
Nominal interest rate	Libor 6 M + 1.78125%
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 124,211 (ThCh$ 91,678 in 2004) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (4,474 bonds).
Issuance Value	Twenty two million, three hundred seventy thousand Peruvian Soles
(Peruvian Soles 22,370,000)
Capital amortization	Full expiration as of March 10, 2008.
Nominal interest rate	6.00% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 61,261 and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,140 bonds).
Issuance Value	Twenty five million, seven hundred thousand Peruvian Soles (Peruvian Soles 25,700,000)
Capital amortization	Full expiration as of March 30, 2008.
Nominal interest rate	6.47% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 62,082 and is shown under other current liabilities.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (14,000 bonds).
Issuance Value	Seventy million Peruvian Soles (Peruvian Soles 70,000,000)
Capital amortization	Full expiration as of June 01, 2009.
Nominal interest rate	6.91% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 60,177 and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (7,000 bonds).
Issuance Value	Thirty five million Peruvian Soles (Peruvian Soles 35,000,000)
Capital amortization	Full expiration as of October 21, 2010.
Nominal interest rate	6.72% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 67,325 and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.
Securities issued	Marketable securities denominated US Dollars (20,000 bonds).
Issuance Value	Twenty million US Dollars (US$ 20,000,000)
Capital amortization	Full expiration as of November 18, 2012.
Nominal interest rate	3.71% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 72,457 and is shown under other current liabilities.

Emgesa S.A.

Emgesa S.A. issued bonds on October 8, 1999, July 9, 2001, and February 23, 2005, from the first issuance, and on February 26, 2003, as per the following:

First Issuance	Issuance Terms
Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Five hundred and thirty billion Colombian pesos ($Col 530,000,000,000)
Capital amortization	Full expiration between 2004 and 2009 at the amount of $Col 449,554,880
Nominal interest rate	15.5% annual average rate
Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 1,566,066 (ThCh$ 3,132,243 in 2004) and is shown under current liabilities.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Second Issuance	Issuance Terms
Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	One hundred and fifty billion Colombian pesos ($Col 150,000,000,000)
Capital amortization	Full expiration on July 26, 2006
Nominal interest rate	15.18% average annual rate
Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 1,227,721 (ThCh$ 1,045,727 in 2004) and is shown under current liabilities.

Third Issuance	Issuance Terms
Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Two hundred and ten billion of Colombian pesos ($Col 210,000,000,000)
Capital amortization	Full expiration on February 23, 2015
Nominal interest rate	IPC + 5.04% quarterly
Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 4,375,126 and is shown under current liabilities.

Central Hidroeléctrica de Betania S.A.

Central Hidroeléctrica de Betania S.A. E.S.P. issued bonds on November 11, 2004 from the first issuance, as per the following:

First Issuance	Issuance Terms
Issuer	Central Hidroeléctrica de Betania S.A. E.S.P.
Securities issued	Ordinary bonds denominated in Colombian pesos
Issuance Value	Four hundred billion Colombian pesos ($Col 400,000,000,000)
Capital amortization	Expiration between 2009 and 2011 at the amount of $Col 400,000,000,000
Nominal interest rate	IPC+6.29% (11.40%) effective annual rate
Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2005 amounts to ThCh$ 11,151,767 (ThCh$ 12,786,252 in 2004) and is shown under current liabilities.

The discount of the bonds was deferred in the year of the respective issuance. As of December 31, 2005, such discounts amount to ThCh$ 11,151,767 (ThCh$ 12,786,252 in 2004) and are shown under other assets.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

d.              Notes payable

Composition of the short-term and long-term balance per creditor as of each year end is as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Mitsubishi Corporation (1)	25,631,739	27,704,713	97,066,000	52,690,125
Total	25,631,739	27,704,713	97,066,000	52,690,125

(1)          Balance includes financing arrangements provided by the supplier of electrical installations and equipment for San Isidro and Endesa Costanera plants.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

17.                   Accrued liabilities:

The accrued expenses included in short-term and long-term liabilities as of each year end are as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Employee salaries	7,452,125	9,141,149	—	—
Provision for contingences, lawsuits, and others	2,252,557	8,691,873	—	—
Provision for expenses, costs and investments	2,274,106	3,238,359	—	—
Provisional tax payments and other	—	—	7,718,994	—
Post retirement benefits	176,014	—	4,268,998	4,144,356
Employee severance indemnities (1)	158,742	121,137	4,396,438	5,192,561
Pensions and post-retirement benefits of foreign subsidiaries	—	—	21,946,033	18,843,984
Accrued purchases of energy and power	2,576,724	805,532	—	—
Others	883,217	848,333	688,933	387,026
Total	15,773,485	22,846,383	39,019,396	28,567,927

(1)  Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2 (p), and an analysis of the changes in the accrual in each year is as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Opening balance as of January 1	3,587,660	4,396,438
Net increase in accrual	907,876	1,035,993
Net transfers to short-term accrual	(99,098)	(239,870)
Total	4,396,438	5,192,561

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

a.   Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2004			As of December 31, 2005
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Capital de Energía S.A.	449,097,351	49.00%	220,057,700	353,519,936	49.00%	173,224,769
Central Hidroeléctrica Betania S.A.	410,982,836	14.38%	59,090,291	367,176,012	14.38%	52,791,833
Central Cachoeira Dourada	373,915,847	0.39%	1,473,677	—	0.00%	—
Endesa Costanera S.A.	170,495,799	35.74%	60,926,517	140,493,163	35.74%	50,205,102
Compañía Eléctrica San Isidro S.A.	54,361,382	50.00%	27,180,691	—	0.00%	—
Edegel S.A.	503,839,216	36.44%	183,618,157	431,307,963	36.44%	157,185,011
Emgesa S.A.	764,799,967	51.52%	394,001,235	583,039,985	51.52%	300,364,126
Empresa Eléctrica Pangue S.A.	81,276,427	5.02%	4,076,988	95,681,574	5.02%	4,799,579
Endesa Argentina S.A.	55,441,812	0.01%	5,545	40,631,767	0.01%	4,063
Generandes Perú S.A.	286,154,158	40.37%	115,517,629	251,167,277	40.37%	101,393,768
Hidroeléctrica El Chocón S.A.	186,224,829	34.81%	64,824,863	167,858,100	34.81%	58,431,405
Hidroinvest S.A.	75,260,613	30.07%	22,630,866	67,227,735	30.07%	20,215,380
Ingendesa S.A.	2,447,814	2.36%	57,830	—	0.00%	—
Pehuenche S.A.	197,547,780	7.35%	14,519,762	208,026,098	7.35%	15,289,918
Túnel El Melón S.A.	(8,725,392)	0.05%	(4,363)	(10,511,587)	0.05%	(5,256)
Total			1,167,977,388			933,899,698

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

b.      Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year is as follows:

	Year-ended December 31, 2003			Year-ended December 31, 2004			Year-ended December 31, 2005
	Net	Partici-		Net	Partici-		Net	Partici-
Company	Income	pation	Total	Income	pation	Total	Income	pation	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Capital de Energía S.A.	9,147,082	49.10%	4,491,217	13,854,574	49.00%	6,788,741	19,376,598	49.00%	9,494,533
Central Hidroeléctrica Betania S.A.	(1,792,648)	14.38%	(257,783)	(4,806,254)	14.38%	(691,034)	2,429,249	14.38%	349,273
Central Cachoeira Dourada S.A.(1)	4,630,123	0.39%	18,057	15,351,944	0.39%	60,506	22,978,923	0.39%	90,564
Endesa Costanera S.A.	36,408,777	35.74%	13,012,498	5,673,607	35.74%	2,027,458	(10,821,438)	35.74%	(3,867,031)
Compañía Eléctrica San Isidro S.A(2)	13,993,566	50.00%	6,996,783	14,724,770	50.00%	7,362,385	—	0.00%	—
Inversiones Eléctricas Quillota S.A.(3)	—	—	—	—	0.00%	—	(10,057,558)	50.00%	(5,028,779)
Edegel S.A.	33,858,888	36.44%	12,338,179	18,433,284	36.44%	6,717,789	34,522,426	36.44%	12,581,284
Emgesa S.A.	23,595,256	51.52%	12,156,276	29,170,139	51.52%	15,027,552	40,388,072	51.52%	20,806,683
Empresa Eléctrica Pangue S.A.	39,514,901	5.01%	1,979,697	5,014,196	5.02%	251,522	19,376,338	5.02%	971,956
Endesa Argentina S.A.	40,706,328	0.01%	4,071	(469,091)	0.01%	(47)	(9,516,794)	0.01%	(952)
Generandes Perú S.A.	30,323,345	40.37%	12,241,534	19,866,076	40.37%	8,019,740	29,192,886	40.37%	11,784,882
Hidroeléctrica El Chocón S.A.	14,452,979	34.81%	5,031,082	(3,617,827)	34.81%	(1,259,366)	2,584,025	34.81%	899,499
Hidroinvest S.A.	7,544,808	30.07%	2,268,725	(7,005,761)	30.07%	(2,106,632)	(119,673)	30.07%	(35,986)
Ingendesa S.A.	1,702,507	2.36%	40,179	981,872	2.36%	23,197	—	0.00%	—
Pehuenche S.A.	48,633,097	7.35%	3,574,533	28,873,983	7.35%	2,122,238	60,184,201	7.35%	4,423,539
Túnel El Melón S.A.	(2,406,587)	0.05%	(1,203)	(1,781,105)	0.05%	(891)	(1,786,195)	0.05%	(893)
Total			73,893,845			44,343,158			52,468,572

(1)          See Note 10 (c) (iii.).

(2)          See Note 10 (d) (i.).

(3)          See Note 10 (f) (iii.).

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

19.                   Shareholders’ equity:

a.     Dividends

In accordance with Law 18.046, the Company must declare a minimum dividend. This minimum dividend amounts to 30% of consolidated net income before consolidated amortization of negative goodwill. The Company paid dividends to shareholders during 2004 and 2005 related to 2003 and 2004 net income, respectively, as follows:

Payment date	Historical value Ch$ per share	Type of dividend	Related Year

April 2004	2.30000	Final	2003
April 2005	4.13000	Final	2004

No dividend was paid in 2003 related to 2002 net income because the Company incurred a net loss for the year ended December 31, 2002.

b.      Number of shares

As of each of the years ended December 31, 2003, 2004 and 2005, the number of shares authorized, subscribed, outstanding and paid for was 8,201,754,580, all of which having voting rights.

c.       Subscribed and paid-in capital

Subscribed and paid-in capital as of each of the years ended December 31, 2003, 2004 and 2005 amounted to
ThCh$ 1,115,200,845.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

d.      Other reserves

Other reserves are composed of the following as of December 31, of each year:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Accumulated capital revaluation	1,771,077	1,771,077
Revaluation of property, plant and equipment under Decree Law No. 4	1,214,256	1,214,256
Other revaluations	79,016	79,016
Reserve for technical revaluation of property, plant and equipment (Circulars 550 and 566)	30,375,611	30,375,611
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	25,543,605	25,543,605
Equity adjustment of unconsolidated subsidiaries	(346,109)	(346,109)
Reserve (Technical Bulletin No. 72)	—	(33,694,515)
Reduction of capital in foreign subsidiaries	(6,447,148)	(6,447,148)
Accumulated translation adjustment of domestic entities reporting in foreign currency	(8,552,730)	(18,308,193)
Accumulated foreign currency translation adjustment related to foreign subsidiaries, net (1)	(19,563,984)	(34,696,049)
Total	24,073,594	(34,508,449)

(1)  The detail of the net cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, of each year are as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Endesa Argentina S.A.	4,519,258	7,118	(5,179,740)
Endesa Chile Internacional	1,746,303	1,746,303	1,746,303
Distrilec Inversora S.A	168,471	30,911	(127,437)
Cesa S.A.	—	(14,757)	(37,705)
C.H. Betania S.A. (Endesa Colombia S.A. in 2003)	120,154	120,154	120,154
Ingendesa Do Brasil Ltda.	(17,279)	(123,426)	(245,467)
Cono Sur S.A.	(6,978,055)	(20,798,580)	(29,569,692)
Endesa Costanera S.A.	(141,621)	(531,707)	(1,402,465)
Total	(582,769)	(19,563,984)	(34,696,049)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

20.    Other income and expenses:

a.               The detail of other non-operating income in each year is as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	19,580,010	6,059,182	10,760,401
Gain on sale of property, plant and equipment	1,763,021	7,065,663	4,073,304
Gain on sale of other assets	5,291	26,563	—
Energy and power contract settlement	2,564,471	12,481,492	7,537,107
Dividends Empresa Eléctrica de Bogotá	2,454,416	1,477,635	913,500
Indemnities and commissions	2,425,966	10,050	1,838,037
Gains on service and other contracts	1,014,206	269,174	771,870
Gain on sale of derivative instruments	—	7,164,419	—
Recovery of expenses and clients’ portfolio	12,374,331	1,217,262	2,296,415
Gain from sales of investments	1,548,263	—	—
Guarantee for bonds of Infraestructura Dos Mil S.A.	727,863	—	—
Reversal of contingency provision	—	13,633,802	1,061,719
Other	2,874,554	3,681,307	4,027,786
Total	47,332,392	53,086,549	33,280,139

b.              Other non-operating expenses in each year are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	15,340,980	32,817,414	13,266,061
Adjustment of Investments in Related Companies	—	1,515,088	4,141,458
Loss on sale of property, plant and equipment	8,151,016	533,832	390,963
Loss on sale of other assets	429,506	—	—
Loss on the sale of financial instruments	1,213,422	—	—
Costs of sales of materials and property, plant and equip	443,183	218,883	223,408
Retirement benefits and severance indemnities	1,949,491	—	849,856
Board of directors compensation	256,918	227,250	228,669
Contingencies and litigation	6,870,266	7,708,504	15,996,830
Energy and power settlement (1)	2,842,448	26,621,155	8,507,909
Provision for obsolescence of work-in-progress	2,115,142	—	—
Provision for obsolescence of property, plant and equip	9,374,952	111,921	—
Tax penalties	6,388,519	3,305,205	1,849,916
Tax on equity, Colombia	—	2,646,509	3,385,056
Other	8,404,126	6,434,470	4,746,231
Total	63,779,969	82,140,231	53,586,357

(1)          The amount recorded in 2003, corresponds to provisory recalculations of energy and power for operations from previous years. The amount recorded in 2004 corresponds to the result of recalculating the balances of power from the period April 2000-March 2004. In 2005, the amount recorded corresponds to the period of April 2004-December 2004.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

21.                               Price-level restatement:

The gain (loss) from price-level restatement as of each year is as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Assets

Current assets	6,270,675	3,432,294	9,559,899
Accounts receivable from subsidiaries	1,871,623	3,149,183	3,784,398
Property, plant and equipment	20,742,187	45,037,279	65,971,613
Investment in subsidiaries	1,873,833	4,286,550	6,013,844
Goodwill and negative goodwill	(1,004,582)	(1,449,676)	(1,444,946)
Other assets	25,246,978	53,244,293	55,300,097
Net gain from asset accounts	55,000,714	107,699,923	139,184,905

Liabilities and Shareholders’ equity

Shareholders’ equity	(15,191,919)	(38,073,833)	(55,193,144)
Current and long-term liabilities	(36,569,083)	(59,803,041)	(72,111,730)
Minority interest	(2,297,465)	(4,140,183)	(5,147,730)
Accounts payable to subsidiaries	(328,799)	(226,341)	—
Net loss from liabilities and shareholders’ equity accounts	(54,387,266)	(102,243,398)	(132,452,604)
Net gain from price-level restatement of balance sheet	613,448	5,456,525	6,732,301
Net loss from price-level restatement of income statement	(2,930)	(3,165,575)	(5,414,345)
Net gain from price-level restatement	610,518	2,290,950	1,317,956

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

22. Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each year is as follows:

Assets

		As of December 31,
	Currency	2003	2004	2005
		ThCh$	ThCh$	ThCh$
Current assets

Cash	US$	3,317,033	(104,633)	1,343,732
	Other	7,662	733	—
Time deposits	US$	(9,821,140)	(2,244,213)	2,137,402
	Other	(7,350)	3,768	(229,915)

Other accounts receivable, net	US$	(154,277)	(6,497)	(22,069)
	UC	(125,966)	(61,437)	—
	Other	—	(394,288)	(21,936)

Other current assets	US$	(23,584,085)	(546,475)	(2,575,485)
	Other	(147,353)	(139,255)	(28,607)
Accounts due from related companies	US$	—	(13,466,180)	(506,001)
Prepaid expenses	US$	(66,519)	6,831	—

Non-current assets

Long-term receivables	US$	—	880,304	—
	UC	(236,215)	7,332	—
Accounts due from related companies	US$	(30,786,235)	—	(12,202,404)
Forward contracts	US$	—	1,167,359	—
Other non-current assets	US$	(189,843,643)	(49,800,328)	(37,302,529)
Subtotal foreign currency translation		(251,448,088)	(64,696,979)	(49,407,812)

Liabilities

		As of December 31,
	Currency	2003	2004	2005
		ThCh$	ThCh$	ThCh$
Current liabilities

Short-term debt due to banks and financial institutions	US$	6,926,306	(460,598)	—
Current portion of long-term	US$	7,686,412	2,302,241	(3,179,054)
debt due to banks and financial institutions		¥59,542	15,183	(50,228)
	Euro	92,597	1,249	1,238
	Pounds	—	(104,558)	(30,286)
	UP	177,582	—	—
Current portion of bonds payable	US$	14,154,938	221,132	9,744,960
Current portion of long-term	US$	2,387,645	536,699	(488,164)

Accounts payable to related companies	US$	—	—	1,197,065
Dividends payable	Other	48	51	—
Accrued liabilities	US$	—	188,722	15,881
	Other	—	1,811	(2,029,780)
Accounts payable	US$	55,423	(75,448)	—
	Other	178	751	—
Miscellaneous payables	US$	(149,604)	(1)	—
Other current liabilities	US$	1,553,016	54,310	1,247,079
	Other	(1,035)		—

Long-term liabilities
Debt due to banks and financial Institutions	US$	95,822,099	20,843,518	23,723,493
		¥41,706	3,883	64,416
	Euro	1,070	466	5,279
	UP	14,912	937,706	41,233
Bonds payable	US$	135,441,478	61,349,088	35,695,375
Long-term notes payables	US$	6,342,379	1,610,096	—
Accounts payable	US$	(183,763)	1,739,969	3,377,666
Other long-term liabilities	US$	10,374,413	(3,096,291)	(1,078,019)
Accounts payable to related Companies	US$	2,073,015	—	—
Forwards	US$	(21,911,929)	—	(3,949,387)
Subtotal foreign currency translation		260,958,430	86,069,979	64,308,767
Net income		9,510,338	21,372,999	14,900,955

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

23.                   Bond issuance costs:

The costs related to the registration and issuance of bonds of Endesa-Chile incurred during the years ended December 31, 2003, 2004 and 2005 are as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Stamp taxes	2,311,548	—	—
Commissions	2,756,556	—	—
Consulting fees	906,149	394,829	—
Insurance	—	—	—
Other	58,818	97,081	—
Total	6,033,071	491,910	—

Bond issuance costs are capitalized and included in Other assets and are amortized over the life of the bonds, on a straight-line basis, which does not differ significantly from the effective interest method.

24.           Other cash-flow items:

The detail of other disbursements for financing purposes as of December 31, 2004 and 2005 are as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Realization of forward contracts	27,690,294	(4,322,666)	(3,791,094)
Fees related to issuance of bonds	18,295,179	—	—
Loans	7,323,344	—	—
Santander Leasing	—	(2,080,749)	—
Cost of debt “Jumbo 1 & 2”	—	(2,008,339)	—
Other	5,696,427	(32,531)	—
Total cash-outflow	59,005,244	(8,444,285)	(3,791,094)

Cash flows related to other receipts from investments as of December 31, 2005 are as follows:

	As of December, 31
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Payment to OHL for the sale of Infraestructura 2000 S.A.	—	39,940,137	—
Receipt of Loans granted to former subsidiaries of Infraestructura 2000 S.A.	—	1,823,895	2,063,456
Receipt of Loans given to Infraestructura group	50,864,311
Return of capital investment from related company (Empresa de Energía de Bogotá S.A.)	2,005,925	—	4,395,531
Others	—	271,005	—
Total Cash flows related to other receipts from investments	52,870,236	42,035,037	6,458,987

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

25.           Financial derivatives:

As of December 31, 2005 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rates and foreign currency risk:

As of December 31, 2005

	Nominal	Period				Hedged	Fair
Type(1)	amount	Of		Sales (S)/	Hedged	Amount	Value
	US$	Maturity	Item	Purchase (P)	Item	ThCh$	ThCh$
S	50,000,000	3rd Quarter 06	Exchange rate	P	Bonds	—	(1,071,746)
EO	60,000,000	3rd Quarter 06	Interest rate	P/S	Bank-debt	30,750,000	(17,878)
EO	40,000,000	3rd Quarter 06	Interest rate	P/S	Bank-debt	20,500,000	(116,988)

(1) EO = European Option or S = Swap

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

26.            Commitments and contingencies:

The detail of liens and guaranties granted by the Company and its subsidiaries as of December 31, 2005 is as follows:

a.       Liens held by third parties:

		As of December 31, 2005
		Book value of encumbered assets and schedule to be released
Guarantee	Subsidiary	2006	2007-2009	After 2009	Total
		ThCh$	ThCh$	ThCh$	ThCh$

Mitsubishi	Endesa Costanera	9,932,758	6,891,979	—	16,824,737
Total		9,932,758	6,891,979	—	16,824,737

b.      Guarantees of subsidiary obligations:

		As of December 31, 2005

Balance payable of related debt

Guarantee	Subsidiary	2006	2007-2009	After 2009	Total
		ThCh$	ThCh$	ThCh$	ThCh$

J.P. Morgan Chase Bank	Endesa Chile Internacional	76,875,000	—	—	76,875,000
Banco Español de Crédito	Compañía Eléctrica Tarapacá S.A.	—	10,563,836	—	10,563,836
Total		76,875,000	10,563,836	—	87,438,836

c.       Litigation and other legal actions:

The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision for these lawsuits of ThCh$ 2,252,557 and ThCh$ 8,691,873 as of 31, 2004 and 2005, respectively, which Management considers to be adequate. Management does not believe that it is reasonably possible that the Company will incur losses in excess of the established provision.

The following is a detail of significant pending lawsuits that have been filed against the Company, its subsidiaries and equity method investees. The lawsuits are detailed by Company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, a general description of the lawsuit, the process status of the lawsuit and the amounts involved in the lawsuit. The most relevant cases are detailed below.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Endesa-Chile

i. Court: 24th Civil Tribunal of Santiago

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

Process status: A sentence was issued in favor of Endesa, and the Plaintiffs appealed the decision. The appeal is pending.

Amounts involved: ThCh$ 1,400,000.

ii. Court: 30th Civil Tribunal of Santiago

Process number: 4061-2002

Plaintiff: Sociedad Punta de Lobos S.A.

Defendants: Endesa, Celta and the Chilean government

Cause: The plaintiff seeks annulment of any transfers or other judicial acts between Endesa and Celta related to the real estate that forms part of the maritime concession bestowed to Endesa in the Punta Patache sector, in the First Region. In this suit, the plaintiff also requests that the concession be declared invalid. Endesa presented evidence in its defense. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force.

Process status: The parties have been called to a sentencing hearing.

Amounts involved: Undetermined.

iii. Court: 8th Civil Tribunal of Santiago

Process number: 129-2003

Plaintiff: Sociedad Punta de Lobos S.A.

Defendant: Endesa, Cía Eléctrica Tarapacá S.A. and Terminal Marítimo Minera Patache S.A.

Cause: The Plaintiff is suing for breach of contract with respect to the concession to operate the Patache Port. Endesa S.A. maintains that no such contractual obligations regarding the concession exist. The Court prohibited the entry into any contracts involving Patache Port, as a precautionary measure.

Process status: The case is pending appeal by the Plaintiff. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force, except with respect to transfers of the Port between Endesa, Cía Eléctrica Tarapacá and Terminal Marítimo Puerto Patache.

Amounts involved : Undetermined.

iv. Court: 21st Civil Tribunal of Santiago

Process number: 553-2003

Plaintiff: Sociedad Punta de Lobos S.A.

Defendant: Chilean Treasury

Interested third party: Endesa

Cause:  The plaintiff requests that decree 139 is lifted. In accordance with this decree, Endesa’s Marine Concession for shipping salt via Puerto Patache was extended. Endesa is an interested party to this lawsuit. As a precautionary measure, an injunction was issued on any effects of decree 139, which is currently in effect.

Process Status:  The parties were called to a sentencing hearing. The injunction is pending the appeal process.

Amounts involved:  Undetermined.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

v. Court: 7th Civil Tribunal of Santiago

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

Process Status:  The evidence submission period has ended, and the evidence validation is pending.

Amounts involved:  ThCh$ 3,604,380.

vi. Court: Court of Letters of Santa Bárbara

Process number: 1340-2004

Plaintiff: María Elena Teresa Sola Ruedi

Defendant: Endesa, Ministry of Economy and Superintendency of Electricity and Fuel.

Cause:  The plaintiff is seeking to replace an easement with expropriation as well as payment for a greater flooded surface. In addition, the plaintiff is requesting that the amount of the indemnity paid for the easement is recalculated.

Process Status:  The court rejected Endesa’s motion to delay or abandon the proceedings. These resolutions are being appealed.

Amounts involved:  Undetermined.

vii. Court: Court of Letters of Curacautín

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

Process Status:  The Appeals Court of Temuco overturned only a portion of the appealed sentence. An appeal before the Supreme Court is pending.

Amounts involved:  ThCh$ 1,125,693.

viii. Court: Court of Letters of Santa Bárbara

Process number: 3938

Plaintiff: Bunster Barrueto, et al.

Defendant: Endesa

Cause: Suit filed by Endesa with respect to the appraisals performed by “Commission of Good Men” to determine the amount that Endesa should pay the proprietors of farms with easements established in relation to the electric concession granted by Supreme Decree No. 31 on January 18, 2000 to construct the Ralco Hydroelectric Center. In the same file, the defendants presented a claim against the appraisals performed by the Commission.

Process Status:  The court ruled in favor of Endesa. The Defendant is appealing at the Appeals Court of Concepción.

Amounts involved:  ThCh$ 2,574,000.

ix. Judicial claims against Superintendence of Energy and Fuel fines:

Court: Court of Appeals of Santiago

Process number: 5783-04

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Claim Resolution number: 1439 from August 14, 2003.

Cause: Fine for general black-out on September 23, 2002

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 1,500 UTA

x. Ninth Civil Tribunal of Santiago

Process number: 15279-2005

Plaintiff: Jaime Arrieta Correa et. al.

Defendant: Chilean Treasury, Department of Water Resources and Endesa

Cause:  The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. In addition, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico lake and for the property devaluation.

Process Status:  Endesa’s request to transfer the case to a different jurisdiction was accepted, and the case will now be reviewed at the Ninth Civil Tribunal of Santiago.

Amounts involved:  Undetermined.

xi. 24th Civil Tribunal of Santiago

Process number: 7957-2005

Plaintiff: Inversiones M.D. Ltda. et. al.

Defendant: Chilean Treasury, Department of Water Resources and Endesa

Cause:  The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. In addition, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico lake and for the property devaluation.

Process Status:  The Chilean Treasury abstained from the motion to transfer the case to a different jurisdiction. The Defendants requested that this case be reviewed in conjunction with the case “Jordán et. al. vs. Chilean Treasury et. al.”, process number 1608-05, at the 10th Civil Tribunal of Santiago. This request is currently pending, and in the meantime there is an injunction on the entry into any contracts involving Endesa’s water rights.

Amounts involved:  Undetermined.

xii. Tenth Civil Tribunal of Santiago

Process number: 1608-2005

Plaintiff: José Manuel Jordán Barahona et. al.

Defendant: Chilean Treasury, Department of Water Resources and Endesa

Cause:  The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. In addition, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico lake and for the property devaluation.

Process Status:  The argument phase has ended. The parties are waiting to be called to a settlement hearing.

Amounts involved:  Undetermined.

xiii. Ninth Civil Tribunal of Santiago

Process number: 13084-04

Plaintiff: Endesa, Pangue S.A. and Pehuenche S.A.

Defendant: Chilean Treasury

Cause:  The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Finance, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of interest that required resolution.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Process Status:  The parties are waiting to be called to the sentencing hearing.

Amounts involved:  Undetermined.

xiv. 19th Tribunal of Santiago

Process number: 2487-2005

Plaintiff: Empresa Eléctrica Guacolda S.A.

Defendant: Endesa, Pangue, Pehuenche and San Isidro

Cause:  Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through the Maitencillo and Cardones substations.

Process Status:  The judge requested evidence regarding certain aspects of the lawsuit. Both parties objected to the evidence requested, but only Endesa’s complaint was accepted by the court. Evidence is currently being presented to the court.

Amounts involved:  ThCh$ 423,594.

xv. 12th Tribunal of Santiago

Process number: 2838-2005

Plaintiff: Sociedad Agrícola Ganadera and Forestal Las Cruces Ltda.

Defendant: Endesa

Cause:  The Plaintiffs are suing Endesa for the arbitrary and indiscriminate use of legal resources such that the Plaintiffs were deprived of their water use rights, and the Plaintiffs seek restitution for damages.

Process Status:  The parties presented their pretrial arguments, which are pending resolution by the court.

Amounts involved:  ThCh$ 2,423,662

xvi. Court of Letters of Santa Bárbara

Process number: 4563

Plaintiff: Luis Danús Covian et. al.

Defendant: Endesa and Pangue S.A.

Cause:  The Plaintiffs filed suit so that the Court will declare that the Plaintiffs and Defendants form a part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.

Process Status: The Court accepted the Plaintiffs’ motion, inasmuch as the additional interested parties are notified by Pangue and Endesa. This resolution was appealed by the Defendants.

Amounts involved:  Undetermined

xvii. 13th Tribunal of Santiago

Process number: 7358-2005

Plaintiff: María Victoria Ovalle Ovalle

Defendant: Endesa, Francisco Fernández Montero, Luis Felipe Acuña Rivas, René Agustín Lara Montoya and Inversiones Cirrus S.A.

Cause:  The Plaintiff filed suit against the Defendants for their involvement in a criminal suit brought against the Plaintiff’s husband and children. The criminal suit was dismissed, and the Plaintiff is seeking restitution for damages related to the accusations of criminal wrongdoing.

Process Status:  Endesa was notified of the suit. Notification of the other defendants is pending.

Amounts involved:  ThCh$ 2,000,000

xviii. 19th Tribunal of Santiago

Process number: 7361-2005

Plaintiff: María Victoria Errázuriz Ovalle

Defendant: Endesa, Francisco Fernández Montero, Luis Felipe Acuña Rivas, René Agustín Lara Montoya and Inversiones Cirrus S.A.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Cause:  The Plaintiff filed suit against the Defendants for their involvement in a criminal suit brought against the Plaintiff’s father and siblings. The criminal suit was dismissed, and the Plaintiff is seeking restitution for damages related to the accusations of criminal wrongdoing.

Process Status:  Endesa was notified of the suit and requested that the other interested parties be informed, in accordance with the Civil Proceedings Code, and that the proceeding be suspended. The Court approved both requests. The Plaintiff has not yet notified the other defendants of the suit.

Amounts involved:  ThCh$ 600,000

xix. Court: Court of Appeals of Santiago

Process number: 10805-05

Claim Resolution number: 817 from April 27, 2004 and No. 1838 from November 3, 2005.

Cause: Fine for general black-out on January 13, 2003

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 560 UTA

Other Contingencies:

The Company is involved in other minor lawsuits that amount in aggregate to ThCh$ 1,165,766 as of December 31, 2005 (ThCh$ 3,363,500 in 2004).

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

Amounts involved: ThUS$ 7,000.

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

Chilean pesos as of December 31, 2005, except as stated)

Claim Resolution number: 1429 from August 14, 2003.

Fine: 1,500 UTA

Cause: Fine for general black-out on September 23, 2002

Process status: Pending examination by the Court of Appeals

Amounts involved: 1,500 UTA.

iii. Ninth Civil Tribunal of Santiago

Process number: 13084-04

Plaintiff: Endesa, Pangue S.A. and Pehuenche S.A.

Defendant: Chilean Treasury

Cause:  The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Finance, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of interest that required resolution.

Process Status:  The parties are waiting to be called to the sentencing hearing.

Amounts involved:  Undetermined.

iv. 19th Tribunal of Santiago

Process number: 2487-2005

Plaintiff: Empresa Eléctrica Guacolda S.A.

Defendant: Endesa, Pangue, Pehuenche and San Isidro

Cause:  Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through the Maitencillo and Cardones substations.

Process Status:  The judge requested evidence regarding certain aspects of the lawsuit. Both parties objected to the evidence requested, but only Endesa’s complaint was accepted by the court. Evidence is currently being presented to the court.

Amounts involved:  ThCh$ 423,594.

v. Court: Court of Appeals of Santiago

Process number: 10801-05

Claim Resolution number: 806 from April 27, 2004 and No. 1836 from November 3, 2005.

Cause: Fine for general black-out on January 13, 2003

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 560 UTA

Pangue S.A.

i. Court: 7th Civil Tribunal of Santiago

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

Process Status:  The evidence submission period has ended, and the evidence validation is pending.

Amounts involved:  ThCh$ 3,604,380.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

ii. Court: 2nd Civil Tribunal of Concepción

Process number: 6693-2003

Plaintiff: Municipality of Hualqui

Defendant: Empresa Eléctrica Pangue S.A.

Cause: The Municipality of Hualqui seeks repair and monetary compensation for environmental damage caused by the operation of the Pangue power plant during 2001 and 2002. The plaintiff is specifically demanding construction of a containment wall (which has a cost of ThCh$ 920,000), obligatory notification when Pangue opens its floodgates, and damages of ThCh$ 1,000,000.

Process Status: The Appeals Court of Concepción accepted Pangue S.A.’s appeal of the original decision, and the resolution of this case is pending.

Amounts involved:  ThCh$ 1,920,000.

iii. Court: Court of Appeals of Santiago

Process number : 5785-04

Claim Resolution number: 1432 from August 14, 2003.

Cause: Fine for general black-out on September 23, 2002

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 1,000 UTA.

iv. Ninth Civil Tribunal of Santiago

Process number: 13084-04

Plaintiff: Endesa, Pangue S.A. and Pehuenche S.A.

Defendant: Chilean Treasury

Cause:  The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Finance, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of interest that required resolution.

Process Status:  The parties are waiting to be called to the sentencing hearing.

Amounts involved:  Undetermined.

v. Court of Letters of Santa Bárbara

Process number: 4563

Plaintiff: Luis Danús Covian et. al.

Defendant: Endesa and Pangue S.A.

Cause:  The Plaintiffs filed suit so that the Court will declare that the Plaintiffs and Defendants form a part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.

Process Status: The Court accepted the Plaintiffs’ motion, inasmuch as the additional interested parties are notified by Pangue and Endesa. This resolution was appealed by the Defendants.

Amounts involved:  Undetermined

vi. 19th Tribunal of Santiago

Process number: 2487-2005

Plaintiff: Empresa Eléctrica Guacolda S.A.

Defendant: Endesa, Pangue, Pehuenche and San Isidro

Cause:  Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through the Maitencillo and Cardones substations.

Process Status:  The judge requested evidence regarding certain aspects of the lawsuit. Both parties objected to the evidence requested, but only Endesa’s complaint was accepted by the court. Evidence is currently being presented to the court.

Amounts involved:  ThCh$ 423,594.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

viii. 11. Court: Court of Appeals of Santiago

Process number: 10803-05

Claim Resolution number: 818 from April 27, 2004 and No. 1834 from November 3, 2005.

Cause: Fine for general black-out on January 13, 2003

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 560 UTA

San Isidro S.A.

i. Court: Court of Appeals of Santiago

Process number : 5782-04

Claim Resolution number: 1428 from August 14, 2003.

Cause: Fine for general black-out on September 23, 2002

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 500 UTA.

ii. 19th Tribunal of Santiago

Process number: 2487-2005

Plaintiff: Empresa Eléctrica Guacolda S.A.

Defendant: Endesa, Pangue, Pehuenche and San Isidro

Cause:  Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through the Maitencillo and Cardones substations.

Process Status:  The judge requested evidence regarding certain aspects of the lawsuit. Both parties objected to the evidence requested, but only Endesa’s complaint was accepted by the court. Evidence is currently being presented to the court.

Amounts involved:  ThCh$ 423,594.

iii. Court: Court of Appeals of Santiago

Process number: 10799-05

Claim Resolution number: 819 from April 27, 2004 and No. 1830 from November 3, 2005.

Cause: Fine for general black-out on January 13, 2003

Process status: Pending resolution by the Court of Appeals

Amounts involved: Fine of 350 UTA

Compañía Eléctrica de Tarapacá S.A. (Celta)

i. Court: 8th Civil Tribunal of Santiago

Process number: 129-2003

Plaintiff: Sociedad Punta de Lobos S.A.

Defendant: Endesa, Cía Eléctrica Tarapacá S.A. and Terminal Marítimo Minera Patache S.A.

Cause: The Plaintiff is suing for breach of contract with respect to the concession to operate the Patache Port. Endesa S.A. maintains that no such contractual obligations regarding the concession exist. The Court prohibited the entry into any contracts involving Patache Port, as a precautionary measure.

Process status: The case is pending appeal by the Plaintiff. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force, except with respect to transfers of the Port between Endesa, Cía Eléctrica Tarapacá and Terminal Marítimo Puerto Patache.

Amounts involved : Undetermined.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

ii. Court: 30th Civil Tribunal of Santiago

Process number: 4061-2003

Plaintiff : Sociedad Punta de Lobos S.A.

Defendant: Endesa, Celta and Chilean government

Cause: The plaintiff seeks annulment of any transfers or other judicial acts between Endesa and Celta related to the real estate that forms part of the maritime concession bestowed to Endesa in the Punta Patache sector, in the First Region. In this suit, the plaintiff also requests that the concession be declared invalid. Endesa presented evidence in its defense. The precautionary measure prohibiting any action or execution of contracts related to the maritime concession given to ENDESA and any real estate related to the concession is maintained in force.

Process status: The parties have been called to a sentencing hearing.

Amounts involved: Undetermined.

Hidroelectrica El Chocón S.A.

On December 28, 2000 the Federal Public Revenues Administration—General Tax Services (FPRA-GTS) notified Hidroelectrica El Chocón S.A. that it owed Arg$ 328,256 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroelectrica El Chocón S.A. must pay Arg$ 745,797 for related accrued interest calculated as of December 20, 2000. Hidroelectrica El Chocón S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocón S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroelectrica El Chocón S.A. Arg$ 229,779 which Hidroelectrica El Chocón S.A appealed on February 20, 2001.

On December 28, 2000 Hidroelectrica El Chocón S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to Arg$ 148,533 as of December 11, 2000, as well as an imposed fine of Arg$ 195,907. On February 20, 2001 Hidroelectrica El Chocón S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

On June 26, 2000, Hidroelectrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to Arg$ 1,574. Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

On September 10, 2001 Hidroelectrica El Chocón S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed Arg$ 1,733 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount. On December 28, 2001, Hidroelectrica El Chocón was notified that it additionally ows taxes amounting to ThArg$984 for for the fiscal period from February 1998 to December 1998. On January 22, 2002, Hidroelectrica El Chocón S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroelectrica El Chocón S.A. received notification from the Provincial Revenue Services of the Rio Negro Province that a payment of a real estate tax of Arg$ 393,328.40 in May 2004 is due because of a reevaluation of the property of Arg$ 294,997,709. On October 25, 2004 the Company responded with a claim that questioned the Revenue Service’s reevaluation of the tax payable of the property. The General Revenue Service sent the company invoices to pay the amounts but the company has denied that payment is due. The case is pending.

Amounts involved:  ThArg$ 4,774 in capital and interest.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Hidroinvest S.A.

On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThArg$ 3,899 to the Argentine IRS for gains realized in 1993 on the difference between the acquisition costs and transfer price of bonds.

Hidroinvest appealed this ruling before the Argentine Government Tribunal, which, in turn, confirmed the ruling of the Argentine IRS on May 26, 2004 with respect to the taxes and interest owed, but revoked the imposed fine. Both the IRS and Hidroinvest appealed the decision before the National Appeals Chamber.

In order to avoid further fines should the IRS’s ruling be upheld, Hidroinvest paid the IRS ThArg$ 3,899 for capital and ThArg$ 13,645for interest on July 30, 2004, leaving record that Hidroinvest was not in conformity with the payment and that this payment was subject to the decision of the Appeals Chamber.

Endesa Costanera S.A.

(Argentina)

On July 25, 1990, the Italian Government authorized a loan to the Argentine Government of up to ThUS$ 93,996 to be used to finance purchases of goods and services or Italian origin, utilized in rehabilitating four groups of thermoelectric plants owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”). This loan financed the acquisition of goods and services included in Work Order No. 4322 (the “Order”), issued by SEGBA in favor of an Italian consortium lead by Ansaldo S.p.A. In accordance with the terms of the “Contract relative to work order no. 4322”: (i) SEGBA bestowed upon Endesa Costanera S.A. power to manage items related to the work order; and (ii) Endesa Costanera was obligated to pay the National Energy Secretary (the “Energy Secretary”) capital and interest payments derived from the loan from the Italian Government, at an annual interest rate of 1.75% (the “Contract”). A pledge was constituted on the class “A” shares of Endesa Costanera S.A. In case of noncompliance with the Contract, the Energy Secretary can immediately proceed to sell the pledged shares and their corresponding political rights by public tender offer.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

In accordance with Law No. 25.561, decree No. 214/02, the obligations contained in the Contract have been “pesofied” at the rate of one peso to one U.S. dollar, plus a special stabilization coefficient (“CER”), with the original interest rate stated in the Contract. On January 10, 2003, decree No. 53/03 modified decree No. 410/02 by including exceptions to the “pesofication” of obligations of provinces, municipalities, public and private sector companies that are denominated in foreign currency and were originally financed by multilateral credit organisms or originated in liabilities assumed by the National Treasury and refinanced with external creditors. Endesa Costanera considers that this exception does not apply to their loan and that decree No. 53/03 is unconstitutional because it violates principles of equality and property rights established in the National Constitution. If the loan is determined to comply with the exception, Endesa Costanera would present a US$ 8 million decrease in net income and a US$ 21 million increase in indebtedness as of December 15, 2005. To date, the Secretary of Energy has presented no complaint against payments made by Endesa Costanera S.A. at the US$ 1.00 to Arg$ 1.00 exchange rate. As of December 15, 2005, Endesa Costanera’s debt related to the Contract, including accrued interest, amounted to ThUS$ 19,400 (ThUS$ 20,656 in 2004).

In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Endesa Costanera Sociedad Anónima” (International Public Tender for the Sale of Shares of Endesa Costanera Sociedad Anonymous), the domain of Endesa Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of possession.

If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated period, its domain shall be considered revoked due to this cause, returning such title effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.

As of December 31, 2004, Endesa Costanera S.A. had a pledge on its Siemens Combines Cycle in favor of Banco Bilbao Vizcaya Argentaria S.A., Bank Boston N.A., Bank of America N.A., HSBC Bank plc, Banco Latinoamericano de Exportaciones S.A., Banco Comafi (previously Scotiabank Quilmes) and JP Morgan Chase Bank in the amount of approximately ThUS$ 52,000. For purposes of the refinancing of the syndicated loan, as of December 15, 2005, Credit Suisse First Boston International is the beneficiary of this pledge, which was reduced to ThUS$ 40,000. In addition, as of December 15, 2005, ING Bank Curacao participates in the pledge, as it relates to previously agreed-upon operations

On September 29, 2005, Endesa Costanera S.A. formalized a loan for ThUS$ 30,000 with Credit Suisse First Boston International, to replace the syndicated loan and the loan with JP Morgan Chase Bank, for a period of 54 months. The loan is payable in seven equal quarterly installments, the first of which is due on September 30, 2008 and the last on March 31, 2010. On September 30, 2005, the banks that participate in the syndicated loan and the JP Morgan Chase Bank loan transferred the entire remaining balance to Credit Suisse First Boston International.

Endesa Costanera S.A. has a pledge on the financed asset in favor of Mitsubishi Corporation, for the amount of ThUS$ 38,953.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Edegel S.A.

i. Edegel S.A. vs. SUNAT

From November 2000 to October 2001, the Peruvian tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes Edegel S.A. (Edegel) from 1996 to 1999. As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines of ThUS$ 90,920. The principal error was related to the provision for depreciation of real estate, machinery and equipment during all the audited periods. The case was decided in favor of SUNAT in administrative court and on August 1, 2004, Edegel appealed this decision. However, since then, Edegel acknowledged some errors, withdrawing those items from the appeal, but still appealed the most significant items from the original appeal. In September, the court decided certain items in favor of Edegel and others in favor of SUNAT.

On December 27, 2004, Edegel was notified of back taxes, fines and interest due of ThUS$ 7,119 related principally to a technical assistance contract between Edegel and Generandes (its controlling entity). Edegel will appeal this resolution. Edegel’s external legal advisors believe that a favorable outcome is probable. On June 7, 2005, SUNAT issued a letter assigning two employees to review this case, which is currently pending.

On July 16, 1997, Talleres Moyopampa S.A. (formerly Empresa de Generación Eléctrica de Lima S.A.) was notified of a payment due of ThUS$ 351 and interest of ThUS$ 270 related to unpaid taxes from May and June of tax year 1994. On August 15, 1997, Talleres Moyopampa S.A. appealed this resolution to SUNAT, claiming that a Contract they had with the Ministry of Economy and Finance during the privatization process of ELECTROLIMA established that ELECTROLIMA was solely responsible for any taxes determined by SUNAT and in 1994, ELECTROLIMA was in charge of the old Edegel S.A.’s administration. Again, SUNAT ruled against Talleres

Moyopampa S.A. Talleres Moyopampa S.A. appealed this decision to the Government Tribunal, which declared SUNAT’s ruling null and ordered SUNAT to issue a new pronouncement, taking into consideration the aforementioned Contract. On August 12, 1998, SUNAT notified Edegel that it was liable for the aforementioned payments related to Talleres Moyopampa S.A. 1994 taxes.

On January 21, 1999, Edegel appealed this resolution to the Government Tribunal, which once again declared SUNAT’s ruling null and ordered SUNAT to issue a new pronouncement, taking into consideration the aforementioned Contract.

On October 31, 2005, SUNAT declared Edegel’s position to be unfounded, and ordered the collection of the amounts owed. On November 24, 2005, SUNAT filed an appeal of this decision. The amount involved is    ThUS$ 1,172.

ii. Edegel S.A. vs. Essalud

This case was appealed in July 31, 1996 and has yet to be decided. Three issues are being discussed, which amount to ThUS$ 2,344.11 plus interest.

Process number: 0150350000212

Plaintiff: EDEGEL

Defendant: SUNAT (Peruvian Tax Authority)

Cause:  The Peruvian tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes Edegel S.A. (Edegel) from 1996 to 1999.

Process Status: On December 23, 2005, the tax authority issued resolutions limiting the audit to interest during construction and other events. Edegel has 15 days to file an appeal with the High Tax Court.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Central Hidroeléctrica de Betanía S.A. ESP

(Colombia)

i. Neiva Administrative Court

Process number: Ordinary process

Plaintiff: Consultoría Colombiana S.A. and Consultores Regionales Asociados Ltda

Defendant: ICEL—Electrificadora del Huila S.A. and Central Hidroeléctrica de Betania S.A. E.S.P.

Cause:  Damages for not awarding contract, after performing preliminary study of feasibility in 1992, relating to the El Quimbo project.

Process Status:  The suit is in the evidence stage.

Amounts involved:  ThUS$ 1,000

ii. Various Courts in the Huila and Tolima Jurisdictions

Process number:

Plaintiff: 364 individuals in various jurisdictions

Defendant: Central Hidroeléctrica de Betania S.A. E.S.P.

Cause:  The Defendant is being sued for liability for the flooding during 1986, 1989, 1994 and 1999, which allegedly damaged the crops and property of the Plaintiffs.

Process Status:  Decisions have already been handed down for some suits, some are in the evidence stage.

iii. 3rd and 4th Circuit Courts of Neiva

Process number: Class action suit in response to the effects of the dam construction on the local economy

Plaintiff: Fariel San Juan

Defendant: Central Hidroeléctrica de Betania S.A. E.S.P.

Cause:  The lawsuit relates to the construction of a system that would allow fish to pass through during migration season. The water would be maintained at a fair and equitable level, and the Defendant would be ordered to develop compensatory plans such as the construction of a fish processing and packing plant.

Process Status:  The 3rd Circuit Court set a new hearing date, for January 13, 2006.

The 4th Circuit Court Judge declared the case out of his jurisdiction, and on June 2, 2005, the case was sent to the Administrative Arbitration Court, where it was also declared out of jurisdiction. Therefore, the jurisdictional dispute will be resolved by the Supreme Court. This decision is pending resolution.

Amounts involved: Undetermined.

iv. 1st Circuit Court of Neiva

Process number: Ordinary process

Plaintiff: Empresa Antioqueña de Energía (EADE)

Defendant: Central Hidroeléctrica de Betania S.A. ESP.

Cause:  The Plaintiff is suing the Defendant for indemnities for noncompliance with energy supply obligations.

Process Status:  The suit is in the evidence stage. The parties are trying to agree upon an out-of-court settlement.

Amounts involved: ThUS$ 3,495

Emgesa S.A.

i. Administrative Court of Cundinamarca, First Section

Process number: Class action suit

Plaintiff: Orlando Enrique Guaqueta and Sibaté residents

Defendant: Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP (EEB) and Corporación Autónoma Regional (CAR)

Cause:  The Defendants are faced with an environmental contingency for damage allegedly produced in the Muña reservoir.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Process Status: On January 28, 2005, The Fourth Section of the Administrative Court of Cundinamarca ordered the case sent to the First Section, which will determine whether this case can be presented in conjunction with related cases, as requested by CAR.

On February 10, 2005, there was a motion to resolve the appeal presented by Emgesa against the motion on      May 20, 2004 to present evidence. The interviews and inspections of the 3,241 plaintiffs will not be accepted as evidence, given that other evidence will provide the necessary information to clarify the facts.

Amounts involved: Approximately ThUS$ 1,200

ii. Administrative Court of Cundinamarca, Fourth Section

Process number: Class action suit

Plaintiff: Gustavo Moya

Defendant: Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP (EEB), la Empresa de Acueducto y Alcantarillado de Bogotá, the Municipality of Sibaté and other industries and government entities that contribute to the pollution of the Bogotá River.

Cause:  The Defendants are faced with an environmental contingency for damage allegedly produced in the Muña

Process Status: On August 26, 2005, it was determined that the Court does not have the jurisdiction to hear the appeal by CAR against the Magsitrate Nelly Villamizar. The case was sent to the State Counsel to determine the resolution.

In addition, on December 5, the Vigilante Comité met with Magistrate Nelly Villamizar, in order to present the progress of the works. Some of the most important issues include the following:

1. By way of Resolution No. 2113 issued on November 10, 2005, the CAR authorized a pilot test using herbicide and presented a timeline for application.

2. Before applying herbicide, EMGESA and EEB are waiting for comments from the Social Protection Ministry.

The Magistrate indicated that the activity progress reports received from EMGESA and EEB World be sent to the State Counsel so that it would be aware of their compliance.

With respect to the State Counsel, on February 25, 2005, the motion against the appeal requested on            February 17, 2005 was notified.

Amounts Involved: Undetermined

iii. Court: Administrative Court of Cundinamarca, Fourth Section

Process number: Class action suit

Plaintiff: Miguel Angel Chávez - Nancy Stella Martínez Pulido, et al

Defendant: Emgesa et al

Cause: The Plaintiff seeks indemnities for damages caused by the dumping of polluted water from the Bogotá River in the Muña Reservoir

Process Status: The case is currently being reviewed by the Magistrate, who is supposed to resolve the appeal filed against the court order to include the guarantors as defendants and against the request for this case to be heard in conjunction with the case involving Orlando Enrique Guaqueta.

Amounts involved: ThUS$ 500 (Approximately).

iv. 36th Circuit Court

Plaintiff: Héctor Moisés Camacho et al

Defendant: Emgesa S.A. ESP. and Chivor S.A. ESP.

Cause:  The lawsuit relates to flooding of properties.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Process Status:  On October 1,, 2005, the Superior Court of Bogotá accepted the Plaintiff’s appeal of the original decision. On October 25, the Court requested the Operating Manual for the opening of the floodgates of the Guavio dam. The manual was presented by Emgesa, and on December 6, copies of the manual were sent to the other parties.

Amounts involved: ThUS$ 1,800

d.      Restrictions:

The Company is in compliance with all financial ratios and covenants as of December 31, 2005, detailed as follows:

Endesa-Chile (Individual Legal Entity)

On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions. Some of the more restrictive covenants are summarized as follows:

• Endesa’s ratio of debt to cash flows for four quarters and of its Chilean subsidiaries does not exceed 9.40 for 2005;

• The ratio of consolidated debt to EBITDA for four consolidated quarters, does not exceed 6.40 for 2005;

• The ratio of Endesa-Chile and its Chilean subsidiaries’ cash flows to financial expenses for four quarters, no less than 1.50 for 2005;

• The consolidated debt to shareholders’ equity plus minority interest does not exceed 112.5% for 2005;

• No less than 50% of the total consolidated assets of Endesa-Chile should belong to companies whose business is regulated;

• Minimum shareholders’ equity at least equal to UF 45,000,000.

Pehuenche S.A.

The credit agreement with Chase Manhattan Bank N.A. imposes certain obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum Company equity of UF 9,500,000.

Endesa Costanera S.A.

In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Endesa Costanera Sociedad Anónima” (International Public Tender for the Sale of Shares of Endesa Costanera Sociedad Anonymous), the domain of Endesa Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of possession.

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

The most significant requirements in respect to financial covenants are those contained in the Syndicated loan, the Agent of which is BBVA Banco Francés, and in the bilateral with JP Morgan, which are the following:

• The long-term debt with third parties cannot exceed US$ 215 million (excluding short-term debt, commercial debt, intercompany loans, and debt with Italian Government (see above)); short term debt of less than 180 days cannot exceed US$ 10 million;

• Clauses that restrict change of control of the Company;

• Clauses that restrict payments to shareholders, including subordination of the debt associated with certain financial indicators.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Edegel S.A.

Financial indicators originated by Bonds Program:

Ratio of total liabilities to Total equity, shall not be greater than 0.75.

Hidroeléctrica Betania S.A.

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

• Ratio of EBITDA to Senior Financial Debt shall not be less than 1.3.

• Ratio of cash Flows before Dividend Payments to Senior Financial Debt shall not be less than 1.4.

• Ratio of shareholders’ Equity to Senior Debt shall not be less than 2.5.

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

The non-payment—after any applicable grace period—of debt pertaining to this company or any of its relevant subsidiaries for an amount greater than the equivalent of US$ 30 million could give rise to the advance payment of the syndicated credit subscribed in 2004. Similarly, the non-payment—after any applicable grace period—of debt pertaining to this company or any of its subsidiaries for an individual amount greater than the equivalent of US$30 million could give rise to the advance payment of Yankee bonds. Furthermore, some credit agreements contain provisions such that certain non-payment events, in this company or any of its relevant subsidiaries, such as bankruptcy, insolvency, adverse judicial settlements and expropriations of assets greater than US$50 million, could cause the loan payment schedule to be accelerated.

The credit agreements do not contain clauses such that changes in the debt rating of these companies would create an obligation to prepay the debt. However, a change in Standard & Poor’s (S&P) risk classification for debt denominated in foreign currency would produce a change in the applicable margin of syndicated credits subscribed in 2004.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

27.                   Sureties obtained from third parties:

Endesa-Chile (Individual Legal Entity)

The Company has received guaranteed performance bonds from contractors and third parties to guarantee performance and construction (mainly the Ralco Project) in the amount of ThCh$ 5,238,781 as of
December 31, 2005 (ThCh$ 13,205,096 in 2004).

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee amounting to ThCh$ 0 as of December 31, 2005

(ThCh$ 231,901 in 2004).

Enigesa S.A.

The Company has received documents in guarantee amounting to ThCh$ 55,073 as of December 31, 2005

(ThCh$ 20,720 in 2004).

Pangue S.A.

The Company has received documents in guarantee amounting to ThCh$ 0 as of December 31, 2005

(ThCh$ 5,373 in 2004).

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

28.                   Foreign currencies:

As of December 31, 2004 and 2005, foreign currency denominated assets and liabilities are as follows:

a.               Assets:

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$
Cash	Ch$	581,181	1,024,623
	US$	5,630,083	327,565
	$ Col	22,431,682	6,861,344
	Soles	482,699	949,125
	$ Arg	1,222,152	769,441
	Reales	357,436	91,023

Time deposits	US$	104,483,990	26,194,480
	$ Col	73,730,606	15,634,478
	Soles	1,108,145	6,348,368
	$ Arg	4,204,150	12,227,496
	Reales	9,843,141	63,465

Accounts receivable net	Ch$	40,049,926	41,315,417
	US$	6,213,484	4,771,219
	$ Col	25,537,874	28,370,975
	Soles	3,522,176	6,443,053
	$ Arg	15,764,687	18,639,627
	Reales	18,163,629	—

Notes receivable	US$	215,030	—

Other accounts receivable net	UF	2,109,073	549,376
	Ch$	22,301,957	21,912,853
	US$	376,542	29,822
	$ Col	3,735,003	6,049,953
	Soles	3,737,290	3,305,441
	$ Arg	25,409	22,038
	Reales	5,016,458	4,785,782

Accounts receivable from related companies	Ch$	13,119,001	14,896,831
	US$	109,906,311	—
	$ Col	20,626,253	19,430,245
	Soles	3,525,346	75,416
	$ Arg	3,429,515	791,377
	Reales	1,745,989	189,996

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$
Inventory, net	Ch$	6,866,673	13,088,707
	US$	2,416,697	3,048,350
	$ Col	1,060,806	2,859,750
	Soles	3,822,746	3,039,003
	Reales	17,324	—

Income taxes recoverable	Ch$	2,889,482	1,313,804
	US$	1,399,201	1,241,788
	Reales	20,696	—
	Soles	7,225	—
	$ Arg	793,643	3,085,173

Prepayments	UF	—	10,265
	Ch$	443,504	251,929
	US$	1,568,265	600,721
	$ Col	50,817	37,925
	Soles	762,342	346,231
	$ Arg	489,691	364,900
	Reales	17,324	—

Deferred income tax	Ch$	2,558,994	2,093,092
	$ Col	467,171	388,475

Other current assets	Ch$	11,603,927	9,174,769
	US$	1,132,914	—
	$ Col.	701,045	1,025
	Soles	—	1,868,416
	$ Arg	60,786	49,326
	Reales	1,988,950	129

Total current assets		564,336,441	284,934,607

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

		As of December 31,
Fixed assets	Currency	2004	2005
		ThCh$	ThCh$
Land	Ch$	31,088,155	30,294,432
	$ Col	11,253,665	10,088,563
	Soles	241,833	206,050
	$ Arg	5,526,353	4,904,625
	Reales	357,452	—

Construction in progress	Ch$	3,108,415,638	3,160,513,070
	$ Col	1,541,711,711	1,372,180,313
	Soles	270,845,694	240,713,438
	$ Arg	272,121,801	241,507,425
	Reales	468,623,223	—

Machinery and equipment	Ch$	43,362,810	12,553,322
	$ Col	14,139,265	12,702,313
	Soles	351,533,662	317,595,645
	$ Arg	624,336,460	569,359,163
	Reales	27,180

Other fixed assets	Ch$	49,929,133	56,308,254
	$ Col	17,020,823	14,951,163
	Soles	11,041,624	12,511,679
	$ Arg	7,682,613	6,830,898
	Reales	3,403,336	—

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

		As of December 31,
Fixed assets	Currency	2004	2005
		ThCh$	ThCh$
Technical appraisal	Ch$	11,667,223	11,667,226
	$ Col	58,988,193	52,351,875
	Soles	406,607,470	360,863,123
	Reales	108,750,783	—

Accumulated depreciation	Ch$	(1,363,259,171)	(1,438,674,463)
	$ Col	(384,946,610)	(373,179,438)
	Soles	(398,493,032)	(369,352,267)
	$ Arg	(410,758,780)	(396,796,591)
	Reales	(225,569,522)	—

Total fixed assets		4,635,648,985	3,910,099,818

		As of December 31,
Other assets	Currency	2004	2005
		ThCh$	ThCh$
Investments in related companies	Ch$	114,272,172	94,363,467
	US$	58,792,902	375,659,426
	$ Arg	—	38,950

Investments in other companies	Ch$	2,463,663	2,427,069
	$ Col	21,043,453	16,588,601
	Soles	8,009	7,108
	$ Arg	—	38,950

Goodwill	Ch$	3,226,784	3,042,276
	US$	423,025	346,179
	$ Col	16,665,102	13,638,138

Negative goodwill	Ch$	(13,286,585)	(9,309,327)
	US$	(7,856,919)	(1,668,604)
	$ Col	(2,662,120)	(2,180,688)
	Soles	(34,148,458)	(22,965,058)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

		As of December 31,
Other assets	Currency	2004	2005
		ThCh$	ThCh$
Long-term receivables	UF	530,111	—
	Ch$	1,319,416	1,011,302
	US$	3,635,961	2,052,250
	Soles	—	308,184
	$ Arg	4,694,383	23,065,063
	Reales	26,108,987	—

Receivables from Related companies	Ch$	346,507	22,752,536
	US$	—	67,074,825

Other long-term assets	Ch$	31,009,400	25,292,827
	US$	23,901,908	29,048
	$ Col	37,894,060	51,920,863
	$ Arg	276,523	764,321
	Soles	20,193,264	15,138,737
	Reales	258,128	—
Total other assets		309,109,676	679,436,443

		As of December 31,
Total assets by currency	Currency	2004	2005
		ThCh$	ThCh$
	UF	2,639,184	559,641
	Ch$	2,120,969,790	2,077,314,016
	US$	312,239,394	479,707,069
	$ Col	1,479,448,799	1,248,695,873
	Soles	644,798,035	577,401,692
	$ Arg	529,869,386	485,685,263
	Reales	419,130,514	5,107,314
Total assets		5,509,095,102	4,874,470,868

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

b.              Current liabilities:

		Within 90 days				91 days to 1 year
		as of December 31, 2004		as of December 31, 2005		as of December 31, 2004		as of December 31, 2005
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks and	UF	—		5	0.30%	—		—
financial	Ch$	2,513,836	3.00%	—		—		—
Institutions	US$	45,490,122	3.48%	3,005,734	4.49%	—		3,464,501	6.10%
	$ Col	40,681,352	7.06%	3,231,826	8.94%	—		—
	Soles	10,745,827	7.06%	557,241	5.00%	—		—
	Arg.					—		2,072,549	9.50%
Current portion of	UF			1,788,047		1,761,618	9.00%
long-term debt	US$	4,025,590	4.02%	91,119		63,743,919	7.14%	11,435,195	5.45%
due to banks and	Euro	—		—		129,909	3.00%	—
financial	Soles	—		6,828	4.41%	—		—
institutions	Yen	—		—		427,679	0.90%	—
	$ Arg			910,010	1.75%	1,852,156	1.75%	893,478	1.75%
	Reales	1,861,174	17.25%	—		—		—
	U.P.	—		—		—		—
	$ Col	—		—		15,061,760	12.45%	13,762,063	12.00%
		£—		—		430,284	5.88%
Current portion of	UF	—				7,947,002	6.00%	112,904,405	6.19%
bonds payable	US$	14,154,632	8.25%	16,322,283	7.00%	33,916,561	8.00%	108,338,451	7.48%
	$ Col	5,418,367	12.54%	42,949,038	11.14%	—		—
	Soles	17,985,917	5.98%	22,933,661	5.00%	—		—
Current portion of long term payables	US$	6,803,447	7.44%	13,200,462	7.42%	18,828,292	7.44%	14,503,751	7.42%
	$ Arg	—				—
Dividends payable	Ch $	111,595		1,078,821		—		—
	$ Col.			3,555,229		—		—
	Soles	—		55,485		—		—
	$ Arg.	703		616		—		—
	Reales	71,796		—		—		—

Miscellaneous payables	Ch $	773,997		7,676,967		6,161,834		—
	US$	—		—		745,598		8,837,633
	$ Col.	3,551,996		2,487,675		—		—
	Soles	3,595,685		7,607,402		2,153,262		—
	$ Arg.	59		51		—		—
	Reales	984,663		72		—		—

Accounts payable	UF	—		26,816		—		—
	Ch$	56,761,352		21,244,132		—		—
	US$	2,342,332		2,980,144		—		—
	Euro	205,776		174,187		—		—
	$ Col.	4,430,899		6,931,051		—		—
	Soles	4,992,721		6,539,409		—		—
	$ Arg.	14,323,019		18,039,590		—		—
	Reales	907,271		511		—		—

Accounts payable to related	US$	429,883		—		—		169,142
companies	Ch$	2,457,055		3,257,549		—		—
	Reales	—		22,940		—		—
	$ Col	3,708,121		3,590,838		—		—
	Soles	18,189		122,111		—		—
	$ Arg	—		7,781		—		—

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

		Scheduled Maturities
		Within 90 days				91 days to 1 year
		As of December 31, 2004		As of December 31, 2005		As of December 31, 2004		As of December 31, 2005
		Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

Accrued income	Ch$	38,791		6,219		187,305		671,304

Accrued liabilities	UF	72,020		—		—		—
	Ch$	1,822,821		3,111,077		7,546,789		12,774,751
	US$	—		—		—		—
	$ Col	3,970,659		4,666,313		—		—
	Soles	1,483,448		203,476		—		1,545,242
	$ Arg	763,411		543,251		—		—
	Reales	114,338		—		—		2,273
Withholdings	Ch$	4,381,709		2,336,788		—		—
	$ Col	683,143		552,988		—		—
	Soles	1,704,433		1,795,301		—		—
	$ Arg	4,398,961		3,360,592		53,168		2,992
	Reales	5,686		4,929		—		—
Income tax payables	Ch $	276,925		—		496,499		—
	$ Col	8,945,998		10,569,301		—		—
	Soles	424		4,707,360		—		—
	$ Arg	345,903		908,867		—		—
	Reales	3,960,841		—		—		—
Other current liabilities	UF	—		—		386,556		12,989,960
	Ch $	580		—		98,228		94,815
	US$	—		—		775,706		12
	$ Arg	174,395		139,913		—		—
	Reales	35,225		—		—		—
Total current liabilities	UF	72,020		1,814,868		10,095,176		125,894,365
per currency	Ch$	69,138,661		38,711,553		14,490,655		13,540,870
	US$	73,246,006		35,599,742		118,010,076		146,748,685
	Euro	205,776		174,187		129,909		—
	Yen	—		—		427,679		—
	$ Col	71,390,535		78,534,259		15,061,760		13,762,063
	Soles	40,526,645		44,528,274		2,153,262		1,545,242
	$ Arg	20,006,451		23,910,671		1,905,323		2,969,019
	Reales	7,940,994		28,452		—		2,273
		£—		—		430,284		—
Total current liabilities		282,527,087		223,302,006		162,704,124		304,462,517

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

c.               Long-term liabilities, December 31, 2005:

		Scheduled maturity
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account

Currency

		Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term debt due to banks and financial institutions	UF	951,856	9.00%	—		—		—
	US$	30,421,943	7.33%	20,975,086	8.56%	74,124,524	6.00%	—
	Soles	15,012,023	5.52%	—		—		—
	$ Arg	3,573,912	1.75%	3,573,912	1.75%	893,301	1.75%	—
	$ Col.	—		13,088,002	12.00%	—		—
Bonds payable	UF	71,899,240	6.20%	71,899,240	4.80%	—		26,962,215	6.20%
	US$	235,750,000	7.86%	215,250,000	8.39%	317,750,000	8.29%	238,977,212	7.64%
	$ Col.	13,461,776	9.31%	57,203,721	10.98%	114,426,441	10.92%	—
	Soles	14,649,045	6.06%	15,684,203	6.85%	—		—
Long-term notes payable	US$	43,531,750	7.42%			9,158,375	7.42%
Miscellaneous	UF	—		—		—		107,460
	Ch$	177,356		—		—		—
	US$	7,019,086		1,757,885		5,497,426		14,910,775
Accrued expenses	Ch$	1,195,814		722,230		1,752,535		5,996,860
	$ Col	18,601,188		299,300		—		—
Other long-term liabilities	Ch$	24,198,139		3,518,405		15,730,101		26,673,747
	$ Arg.	3,682,290		—		—		—
	Soles	—		29,354,588		—		—
	US$	134,856		—		—		—
Total long-term liabilities	UF	72,851,096		71,899,240		—		27,069,675
per currency	Ch$	25,571,309		4,240,635		17,482,636		32,670,607
	US$	316,857,635		237,982,971		406,530,325		253,887,987
	$ Col	32,062,964		70,591,023		114,426,441		—
	Soles	29,661,068		45,038,791		—		—
	$ Arg.	7,256,202		3,573,912		893,301		—

Total long-term liabilities		484,260,274		433,326,572		539,332,703		313,628,269

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

d.              Long-term liabilities as of December 31, 2004:

		Schedule Maturities
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account

Currency

		Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Debt due to banks and	UF	1,759,654	9.00%	1,044,889	9.00%	—		—
financial institutions	US$	40,978,185	6.62%	157,850,976	3.14%	14,608,625	5.15%	944,776	5.98%
	$ Arg.	3,663,919	1.75%	3,663,919	1.75%	2,747,941	1.75%	—
	$ Col	—		28,191,911	12.45%	—		—
	Reales	4,924,434	17.75%	500,286	17.75%	—		—
Bonds payable	UF	107,642,783	6.20%	71,761,855	6.00%	87,797,060	5.17%	26,910,696	6.20%
	US$	138,591,936	7.74%	473,522,448	8.03%	230,986,560	8.35%	384,764,129	7.94%
	$ Col	40,958,355	13.53%	75,812,281	10.55%	72,492,822	12.04%	—
	Soles	26,384,393	4.59%	8,794,797	6.93%	—		—
Notes payable	US$	43,263,524	7.17%	33,159,138	7.28%	20,643,338	7.42%	—
Miscellaneous	UF	—		—				173,290
	Ch$	748,724		—		—		—
	US$	15,581,693	4.14%	1,859,831	6.50%	5,816,246	6.50%	15,200,804	6.50%
Accounts payable to related companies	Ch$	52,980		—		—		—
Accrued liabilities	Ch$	1,359,805		659,149		1,710,366		5,625,050
	US$	—		—		—		—
	$ Col	21,946,033		—		—		—
	Reales	1,199,319		1,199,319		5,320,355		—
Other long-term liabilities	UF	8,380,968		—		—		—
	Ch$	15,894,867		2,618,125		2,511,199		28,047,027
	Soles	28,170,634		—		—		—
	US	2,066,781		—		—		—
Total long-term liabilities	UF	117,783,405		72,806,744		87,797,060		27,083,986
per currency	Ch$	18,056,376		3,277,274		4,221,565		33,672,077
	US$	240,482,119		666,392,393		272,054,769		400,909,709
	$ Col	62,904,388		104,004,192		72,492,822		—
	Soles	54,555,027		8,794,797		—		—
	$ Arg	3,663,919		3,663,919		2,747,941		—
	Reales	6,123,753		1,699,605		5,320,355		—
Total long-term liabilities		503,568,987		860,638,924		444,634,512		461,665,772

29.                      Sanctions:

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

30.                               Subsequent events:

On January 17, 2006, the General Shareholders’ Meeting agreed to approve the business combination between Edegel S.A.A. and Empresa de Generación Termoeléctrica Vetanilla S.A. (Etevensa, a related entity); after the combination, the remaining entity will be Edegel.

The exchange ratio of the business combination has been determined by the Board of Directors and Management of Edegel and Etevensa, on the basis of valuations performed by investment banks, and it was established that the participation of the shareholders of Edegel and Etevensa in the new capital will be approximately 87.10% and 12.90%, respectively.

The business combination depends on the fulfillment of the following conditions:

•                  No more than 4% of the shareholders of Etevensa and no more than 2.2% of the shareholders of Edegel exercise the right to separation. However, if under the circumstances it is advisable, the directors of Edegel and Etevensa can agree to carry out the combination if the percentages of separation rights exercised are higher than those indicated above.

•                  Within five months after the project is approved by the general shareholders’ meetings of Edegel and Etevensa, the National Institute for the Defense of Competition and Intellectual Property Protection (INDECOPI) and any other relevant entity must issue a written declaration stating that this business combination is not subject to administrative authorization, or if that is not the case, that the entity authorizes or does not object to the business combination.

•                  The companies or entities that must give their consent to the combination, in accordance with the obligations assumed by Edegel or Etevensa, consent to or do not oppose the business combination.

•                  No other significant subsequent events have occurred between December 31, 2005 and the date of issuance of the financial statements.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

31.      Environment:

During the year ended December 31, 2003, 2004 and 2005, the Company and its domestic and foreign subsidiaries made expenditures of ThCh$ 12,897,738, ThCh$ 3,647,766 and ThCh$ 1,774,838 respectively, related to environmental activities corresponding primarily to the following:

Operating expenses during the years ended December 31, 2003, 2004 and 2005, included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$ 403,312, ThCh$ 546,006 and ThCh$ 1,605,568 respectively. Environmental protection expenses for Endesa Costanera (including the cleaning of hydrocarbon chamber screens, measurement of gas emissions, measurement of Nox and SO2, ISO 9001, 14001 and 18001) was equivalent to ThCh$ 6,208,264, ThCh$ 727,637 and ThCh$ 46,638 during the years ended December 31, 2003, 2004 and 2005, respectively.

Due to an update of the ISO audit 14001 and ELMA regulations in Hidroelectrica El Chocón that company expensed ThCh$ 9,372 during the year ended December 31, 2005.

The Company capitalizes expenditures related to environmental activities as part of property, plant and equipment when those expenditures are deemed to provide additional future economic benefit. During the years ended December 31, 2003, 2004 and 2005 capitalized environmental expenditures amounted to ThCh$ 6,285,779, ThCh$ 2,374,124 and ThCh$ 113,260 respectively and primarily related to the following activities:

• Central Ralco—Design and implementation of an environment management system,

• Central Bocamina—Design and implementation of an environment management system,

• Central El Toro—Recovering of environmental liabilities Notro 1 and Notro 2

• Tal Tal—Expenses in accordance with the environment management system,

• Tarapacá—Repair and modification of area of acid and leach tanks, as well as modification of water plant’s neutralization system.

• Diego de Almagro—Construction of spill containment basin and dangerous goods warehouse

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

32.      Differences between Chilean and United States Generally Accepted Accounting Principles:

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

a)    Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2005 was approximately 7.4%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

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

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Under US GAAP, companies must account for deferred taxes in accordance with SFAS 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

a.         A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards.

b.         The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

c.         The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

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

The principal effect on the Company due to the difference in the accounting for deferred income taxes between Chilean and US GAAP relates to: provisions, net operating loss-carry forwards and accelerated depreciation methods.

(i.)           Provisions

(ii.)          Net operating loss-carry forwards

(iii.)         Accelerated depreciation methods

(iv.)         The reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income, and

(v.)          Accounting for deferred tax differences related to US GAAP adjustments.

The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (w) below.

d)    Staff severance indemnities

As described in Note 2 (p), under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003, under Chilean GAAP, those obligations were calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company, and certain of its subsidiaries, used a real discount rate of 9.5% for the year ended December 31, 2003. Starting January 1, 2004 the Company changed its accounting policy for staff severance indemnities by applying actuarial valuation of the future obligation.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Under US GAAP EITF 88-1 severance indemnities described above may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). The Company used this accounting treatment up to December 31, 2003. Since January 1, 2004 the Company applied accounting for staff severance indemnities in accordance with SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” allowing the actuarial method, the same as applied under Chilean GAAP.

The following shows the pro-forma effects of the change in accounting principles described above on US GAAP net income for the year ended December 31, 2003 had the accounting principles been applied retroactively:

Pro-forma (Unaudited) 2003
ThCh$

Net income as reported for the year ended December 31	77,237,146
Effect in income of the change in policy	935,923
Deferred tax effect of the change in accounting principles	(159,107)
Pro-forma net income for the year ended December 31	78,013,962

Pro-forma earnings per share amounts	9.51

The accumulated effect of the accounting change for staff severance indemnities is presented in paragraph (w) below, net of taxes of ThCh$ 256,218 and net of minority interest of ThCh$ 0.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

e)     Pension and post-retirement benefits

The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under Chilean GAAP, until December 31, 2003 post-retirement employee benefits have been accounted for in accordance with the respective employee collective bargaining agreement, based on the actuarially determined projected benefit obligation using a discount rate of 9.5%. Under US GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”  Until December 31, 2003 the primary difference between Chilean GAAP and US GAAP resulted from using a discount rate for US GAAP based on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the benefits obligations, which was 6.0% for the years ended December 31, 2002 and 2003, versus, as applied under Chilean GAAP, using a discount rate based on the Company’s cost to borrow. In the years ended December 31, 2004 and 2005 the Company used the same methodology for both Chilean GAAP and US GAAP to estimate the applicable interest rate and thus there is no difference in the amount of pension and post-retirement liability as of December 31, 2004. The effects on the short-term and long-term liability of accounting for post-retirement benefits under US GAAP in prior years have been presented in paragraph (w) below.

f)     Investments in related companies

Under Chilean GAAP, until December 31, 2003 for all investments accounted for by the equity method, the proportionate net book value of the investee company was recorded as an investment and the difference between the cost of investment and the proportionate net book value of the investee was recorded as goodwill. Generally, goodwill is amortized into income over a maximum period of twenty years. The investment account is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires goodwill to be determined based on the allocation of the acquisition price based on the fair values of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004.

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

The Company’s equity share of the effect of the adjustments from Chilean GAAP to US GAAP of equity accounted investees is included in paragraph (w) below. The principal US GAAP adjustments affecting the Company’s equity investees are as follows:

(i)            Adjustment related to capitalized foreign currency exchange differences (see paragraph i).

(ii)           The recording of deferred taxes in accordance with SFAS 109 (see paragraph c).

(iii)          The recording of derivative instruments in accordance with SFAS 133 (see paragraph p).

(iv)          Adjustment related to pensions and other post-retirement benefits (see paragraph e).

(v)           Adjustment related to capitalized general and administration expenses (see paragraph l).

(vi)          Adjustment related to negative goodwill (see paragraph h).

(vii)         Adjustment related to capitalized interests.

(viii)        Adjustment related to regulated assets

(ix)          The deferred income tax effects of adjustments (i) to (vii).

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

(ii)       Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2004 and 2005.

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

A summary of the changes in the Company’s goodwill under US GAAP during the years ended December 31, 2003 and 2004, by country of operation is as follows:

	Goodwill under US GAAP
	January 1, 2004	Acquisitions	Cumulative Translation Adjustment	Impairment	December 31, 2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	5,183,917	—	—	—	5,183,917
Peru	18,663,948	—	(1,571,415)	—	17,092,533
Colombia	25,405,455	—	(2,139,143)	—	23,266,312
Total	49,253,320	—	(3,710,558)	—	45,542,762

	Goodwill under US GAAP
	January 1, 2005	Acquisitions	Cumulative Translation Adjustment	Impairment	December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	5,183,917	—	—	—	5,183,917
Peru	17,092,533	—	(1,922,546)	—	15,169,987
Colombia	23,266,312	—	(2,617,518)	—	20,648,794
Total	45,542,762	—	(4,540,064)	—	41,002,698

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

Under US GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of the purchase price are allocated proportionately to reduce the values assigned to non-current assets. If the allocation reduces the non-current assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Adjustments related to negative goodwill necessary to make the consolidated financial statements conform to US GAAP are included in paragraph (w) below and are as follows:

h-1:       The reversal of negative goodwill amortization and write-offs described in paragraph (g) above, which did not meet the US GAAP impairment criteria for long-lived assets under SFAS 144 and the reversal of negative goodwill amortization recorded under Chilean GAAP;

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

j)     Accumulated deficit during the development stage

Under Chilean GAAP, the net losses incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity. Under US GAAP, such results of operations of all controlled subsidiaries must be included in the consolidated statement of income. As of December 31, 2004 and 2005, respectively, no company was classified as development stage company. For the year ended December 31, 2003, the effects of the adjustment are included in paragraph (w) below.

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

Chilean pesos as of December 31, 2005, except as stated)

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

m)   Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Endesa Costanera S.A. and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with US GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must have been a plan that specifically includes notification of such employees prior to the balance sheet date. As of December 31, 2003, 2004 and 2005, respectively, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (w) below.

n)    Creation of Endesa Brasil

As of September 30, 2005 the Brazilian investments of Endesa S.A. (Spain), the ultimate parent company of Endesa-Chile, were reorganized. As a result of this reorganization of entities under common control, a new entity, Endesa Brazil S.A., was created and the total participation of Endesa-Chile held in its subsidiary Centrais Electricas Cachoeira Dourada S.A. (CDSA) and in its equity method investee Companhia de Interconexao Energetica S.A. (CIEN) was transferred to this entity in exchange for 38.75% participation in the newly formed company. As of September 30, 2005, the Company deconsolidated CDSA, stopped accounting for CIEN under the equity method and began to account for its participation in Endesa Brasil S.A. under the equity. The difference between net assets contributed and received generated a difference presented as reserve in equity. Although the transaction received the same accounting treatment under both, Chilean GAAP and US GAAP, as a result of the existing adjustments to US GAAP in the subsidiaries, which were the subject of the reorganization, an adjustment to equity of Endesa-Chile was recorded. For the year ended December 31, 2005 the effects of the adjustment are included in paragraph (w) below.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

o)    Translation of financial statements of investments outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“BT 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are re-measured into US dollars. The Company’s foreign subsidiaries in Argentina, Peru, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are re-measured into US dollars. The Company has re-measured its foreign subsidiaries into US dollars under this requirement as follows:

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

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US Dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment” which amounted to net losses of ThCh$ 20,240,225, ThCh$ 7,967,740 and ThCh$ 11,042,643 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

Under US GAAP, if the derivative is designated as a fair value hedge, changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized directly in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are reclassified into earnings in the same period during which the hedged item affects earnings. Ineffectiveness, if any, is reflected directly in earnings. Finally, the gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings. If the derivative is not designated as a hedge, or if it does not meet the requirements for hedge accounting under SFAS 133, changes in fair value of the derivative instrument are recorded directly in earnings.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

As of December 31, 2004 the Company did not apply hedge accounting to their derivative instruments under US GAAP. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized directly in earnings. As of December 31, 2005 the Company applied hedge accounting to a portfolio of derivative instruments executed during this year. These instruments were designated as cash flow hedges of variable interest-bearing liabilities with changes in fair value recorded in OCI, The remainder of derivative instruments were accounted at fair value with changes in fair value recognized directly in earnings

The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 133.

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2003, 2004 and 2005 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

q)    Reorganization of subsidiaries

This adjustment corresponds to the reorganization of the Company’s subsidiaries Endesa Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Endesa Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A. Under Chilean GAAP, the Company recorded the transactions under the pooling method, using the book values of the net assets acquired under merger accounting.

Under US GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiary Endesa Costanera S.A. The difference in property, plant and equipment basis between Chilean GAAP and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life of 20 years. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

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

Chilean pesos as of December 31, 2005, except as stated)

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

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. As required by this standard an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2003, 2004, and 2005 no additional amounts were recorded for impairment under US GAAP.

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

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile planned to continue generating revenues from Canutillar plant through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infrastructura Dos Mil S.A. met the conditions for discontinued operations because it had distinct and separable financial results from operations and cash flows. As a result of the disposal, the results of operations of the reporting unit have been eliminated from the ongoing operations of Endesa-Chile, as Endesa-Chile have not any continuing involvement in the operations of Infrastructura Dos Mil S.A. after it was sold. The effect of restating discontinued operations is included in the net income reconciliation to US GAAP, net of tax expenses of ThCh$ 103,578 for the year ended December 31, 2003, respectively, and net of minority interest of ThCh$ 0 for the year ended December 31, 2003, under paragraph (w) below.

t)      Accounting for asset retirement obligations

In June 2001 the FASB issued Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS 143 effective January 1, 2003. This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time the standard requires

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. The cumulative effect of adopting SFAS 143 as of January 1, 2003 is presented in paragraph (w) below, net of taxes of ThCh$ 136,379 and minority interest of ThCh$ 123,596.

The adoption of FIN 47 did not lead to a change of the amounts previously determined in accordance with FSAS 143 as the Company had considered all legal obligations under SFAS 143 already.

The effects on US GAAP income and Shareholders equity are shown in paragraph (w) below as follows:

t-1:          The effects of amortizing the deferred costs of the asset retirement obligation are reflected as depreciation expense;

t-2:          The effects of re-measuring the liability due to the passage of time are reflected as accretion expense.

The following table shows reconciliation of the liability for the years ended December 31, 2004 and 2005 as recorded by the Company:

	2004	2005
	ThCh$	ThCh$

Balance as of January 1	469,490	1,101,840
Cumulative translation adjustment	(39,530)	(52,966)
Liabilities incurred in the period	631,034	—
Accretion expense	40,846	(111,410)
Balance as of December 31	1,101,840	937,464

u)    Effects of minority interest on the US GAAP adjustments

The Company calculated effects of the participation of the non-controlling shareholders, referred to as minority interest, related to the US GAAP adjustments in the subsidiaries in which it is not the sole shareholder.

v)    Accounting for the Impairment or Disposal of Long-Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2003, 2004, and 2005 no additional amounts were recorded for impairment under US GAAP.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

w)    Effects of conforming to US GAAP:

The reconciliation of reported net income required to conform to US GAAP is as follows:

	Years Ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	82,967,216	86,805,151	110,622,993
Reversal of revaluation of Property, plant and equipment (paragraph b)	803,465	1,048,078	363,486
Deferred income taxes (paragraph c)	54,951,662	(60,964,425)	(7,788,983)
Staff severance indemnities (paragraph d)	122,287	990,436	—
Pension and post-retirement benefits (paragraph e)	(1,273,905)	739,188	—
Investments in related companies (paragraph f)	29,545,891	1,517	(28,565,759)
Goodwill (paragraph g)	1,718,354	1,516,193	1,366,376
Negative goodwill (paragraph h):
h-1: Amortization of negative goodwill	(16,554,544)	(16,681,231)	(15,310,429)
h-2: Depreciation of Property, plant and equipment	2,588,668	14,224,897	10,356,632
Capitalized exchange differences (paragraph i):
i-1: Foreign exchange differences	31,081,813	(6,055,011)	—
i-2: Depreciation of Property, plant and equipment	73,577	256,046	483,447
Accumulated deficit during the development stage (paragraph j)	80,542	—	—
Capitalized general and administrative expenses (paragraph l):
l-1: Depreciation of Property, plant and equipment	(439,686)	1,916,148	491,487
l-2: Other operating results	(1,951,866)	976,229	947,160
Involuntary employee termination benefits (paragraph m)	12,611	(1,733)	(17,023)
Derivative instruments (paragraph p)
Operating	(181,840,348)	(12,872,432)	27,100,647
Non-operating	9,340,572	2,399,000	673,574
Reorganization of subsidiaries (paragraph q)	(280,599)	(256,973)	(228,064)
Assets held for sale (paragraph r)	951,583	—	—
Elimination of discontinued operations (paragraph s)	(524,168)	—	—
Accounting for asset retirement obligations (paragraph t)
t-1: Depreciation expense	(329)	(300)	(38,386)
t-2: Accretion expense	(40,732)	(109,868)	111,410
Effects of minority interest on the US GAAP adjustments (paragraph u)	65,911,282	51,899,567	(292,543)
Income from continuing operations in accordance with US GAAP before cumulative effect of changes in accounting principles	77,243,346	65,830,477	100,276,025
Cumulative effect of changes in accounting principles, net of taxes and minority interest (paragraph d and t)	(128,547)	1,250,948	—

Income from continuing operations in accordance with US GAAP	77,114,799	67,081,425	100,276,025
Income from discontinued operations, net of taxes and minority interest (paragraph s)	122,347	—	—
Net income in accordance with US GAAP	77,237,146	67,081,425	100,276,025
Other comprehensive income (loss):
(Loss) on hedge of the foreign currency exposure of net investment in foreign operations, net of income tax of ThCh$ 0	(12,125,841)	(18,981,215)	(15,132,065)
Fair value change of hedging instruments used in cash flow hedges (paragraph p), net of tax	—	—	(134,855)
Cumulative translation adjustment, net of income tax of ThCh$ 0	22,212,818	10,301,859	14,258,974
Comprehensive income in accordance with US GAAP	87,324,123	58,402,069	99,268,079

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

(w)  The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	1,625,378,308	1,642,258,829
Reversal of revaluation of Property, plant and equipment (paragraph b):
Property, plant and equipment	(11,667,224)	(11,667,224)
Accumulated depreciation	6,379,797	6,743,283
Deferred income taxes (paragraph c)	(109,933,350)	(93,163,735)
Investments in related companies (paragraph f)	30,503,273	(20,074,774)
Goodwill (paragraph g):
Goodwill	20,674,129	18,590,641
Accumulated amortization	4,553,722	5,385,464
Negative goodwill (paragraph h):
h-1: Negative goodwill	366,268,198	359,748,222
h-1 Accumulated amortization of negative goodwill	(308,314,116)	(323,624,545)
h-2: Property, plant and equipment	(537,779,581)	(511,964,149)
h-2: Accumulated depreciation of Property, plant and equipment	142,028,544	191,624,523
Capitalized exchange differences (paragraph i):
Property, plant and equipment	(21,292,048)	(20,533,976)
Accumulated depreciation of Property, plant and equipment	727,726	1,142,946
Minimum dividend (paragraph k)	(21,037,177)	(28,593,769)
Capitalized general and administrative expenses (paragraph l):
l-1: Property, plant and equipment	(29,589,181)	(29,516,996)
l-1: Accumulated depreciation of Property, plant and equipment	7,487,871	9,153,366
l-2: Other assets	(1,908,526)	(1,202,325)
Involuntary employee termination benefits (paragraph m)	84,310	57,912
Derivative instruments (paragraph p)	(21,177,611)	7,418,110
Reorganization of subsidiaries (paragraph q)	4,363,914	3,644,900
Accounting for asset retirement obligations, net (paragraph t)	(529,920)	(405,045)
Effects of minority interest on the US GAAP adjustments (paragraph u)	90,570,201	77,211,907
Shareholders’ equity in accordance with US GAAP	1,235,791,259	1,282,233,565

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

(w)  The changes in shareholders’ equity in US GAAP as of each year-end are as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Shareholders’ equity in accordance with US GAAP—January 1,	1,130,645,383	1,192,944,248	1,235,791,259

Dividends paid during the year	—	(19,543,139)	(33,873,246)
Reversal of dividends payable as of previous balance sheet date	—	25,025,258	21,037,177
Minimum dividend (paragraph k)	(25,025,258)	(21,037,177)	(28,593,769)
Cumulative translation adjustment	22,212,818	10,301,859	14,258,974
Reorganization under common control Endesa Brazil (paragraph n)	—	—	(11,395,935)
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(12,125,841)	(18,981,215)	(15,132,065)
Fair value change of hedging instruments used in cash flow hedges	—	—	(134,855)
Net income in accordance with US GAAP for the year	77,237,146	67,081,425	100,276,025
Shareholders’ equity in accordance with US GAAP—December 31,	1,192,944,248	1,235,791,259	1,282,233,565

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

II.        Additional Disclosure Requirements:

a)   Basic and diluted earnings per share:

	Year ended December 31,
	2003	2004	2005
	Ch$	Ch$	Ch$

Chilean GAAP earnings per share	10.12	10.58	13.49
US GAAP (loss) earnings per share:
US GAAP earnings per share from continuing operations before cumulative effect of changes in accounting principles and discontinued operations	9.53	8.03	12.23
Cumulative effect of changes in accounting principles	(0.02)	0.15	—
US GAAP earnings per share before discontinued operations	9.51	8.18	12.23

US GAAP earnings per share from discontinued operations	0.02	—	—

US GAAP earnings per share	9.53	8.18	12.23

Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

b)    Income taxes:

The (provision) benefit for income taxes (charged)/credited to the results of operations determined in accordance with US GAAP is as follows:

	2003
	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(7,139,857)	—	(2,425,749)	(15,552,600)	(28,068,579)	(53,186,785)
Deferred income taxes as determined under Chilean GAAP	(5,766,487)	35,154,769	—	(5,563,709)	289,426	24,113,999
Total income tax provision under Chilean GAAP	(12,906,344)	35,154,769	(2,425,749)	(21,116,309)	(27,779,153)	(29,072,786)

US GAAP adjustments
Deferred tax effect of applying SFAS 109	6,233,364	(1,915,629)	6,101,943	5,827,980	—	16,247,658
Deferred tax effect of adjustment to US GAAP	(1,961,659)	60,683,786	—	(19,954,206)	(63,917)	38,704,004
Total US GAAP adjustments	4,271,705	58,768,157	6,101,943	(14,126,226)	(63,917)	54,951,662
Income tax related to cumulative change in accounting principles	95,465	—	—	40,914	—	136,379
US GAAP reclassifications (1)	103,578	—	—	—	—	103,578
Total income tax provision under US GAAP	(8,435,596)	93,922,926	3,676,194	(35,201,621)	(27,843,070)	26,118,833

	2004
	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(869,356)	—	(1,925,850)	(14,643,280)	(37,239,653)	(54,678,139)
Deferred income taxes as determined under Chilean GAAP	(15,292,991)	(14,533,674)	—	(11,107,901)	(1,177,454)	(42,112,020)
Total income tax provision under Chilean GAAP	(16,162,347)	(14,533,674)	(1,925,850)	(25,751,181)	(38,417,107)	(96,790,159)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	1,799,683	8,488,756	674,481	1,853,892	—	12,816,812
Deferred tax effect of adjustment to US GAAP	3,104,838	853,559	—	(77,646,340)	(93,294)	(73,781,237)
Total US GAAP adjustments	4,904,521	9,342,315	674,481	(75,792,448)	(93,294)	(60,964,425)
Total income tax provision under US GAAP	(11,257,826)	(5,191,359)	(1,251,369)	(101,543,629)	(38,510,401)	(157,754,584)
Income tax related to cumulative change in accounting principles	(256,218)	—	—	—	—	(256,218)
Total income tax provision under US GAAP	(11,514,044)	(5,191,359)	(1,251,369)	(101,543,629)	(38,510,401)	(158,010,802)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

	2005
	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(1,785,061)	—	(2,778,300)	(16,917,061)	(38,659,926)	(60,140,348)
Deferred income taxes as determined under Chilean GAAP	(28,219,999)	(5,631,350)	—	1,573,498	463,813	(31,814,038)
Total income tax provision under Chilean GAAP	(30,005,060)	(5,631,350)	(2,778,300)	(15,343,563)	(38,196,113)	(91,954,386)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	(465,152)	—	(283,793)	4,037,725	—	3,288,780
Deferred tax effect of adjustment to US GAAP	(8,534,214)	(284,856)	—	(2,318,414)	59,721	(11,077,763)
Total US GAAP adjustments	(8,999,366)	(284,856)	(283,793)	1,719,311	59,721	(7,788,983)
Total income tax provision under US GAAP	(39,004,426)	(5,916,206)	(3,062,093)	(13,624,252)	(38,136,392)	(99,743,369)

(1) US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes, and are composed of the following items:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Income tax on discontinued operations	103,578	—	—
Net income (charge)/credit	103,578	—	—

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Deferred tax assets and liabilities in accordance with US GAAP as of each balance sheet date are as follows:

	2004		2005
	ThCh$	ThCh$	ThCh$	ThCh$
	Short-term	Long-term	Short-term	Long-term
Deferred income tax assets
Property, plant and equipment	—	139,084,850	—	120,309,219
Prepaid income	31,841	1,058,277	114,122	980,214
Derivative contracts	—	5,130,325	—	2,829,621
Vacation accrual	378,462	—	412,871	—
Tax losses (1)	—	82,425,182	—	54,224,954
Contingencies	193,077	—	1,201,455	—
Forward contracts and swaps	1,673,910	—	—	—
Allowance for doubtful accounts	21,055	67,868	5,534	5,430,194
Salaries for construction-in-progress	—	3,763,092	—	—
Provision for employee obligations	301,441	755,653	359,780	1,164,730
Provision for obsolete materials	—	586,827	—	1,499,233
Other	456,984	918,353	387,805	195,996
Valuation allowance	—	(33,160,885)	—	(28,724,048)
Total deferred income tax assets	3,056,770	200,629,542	2,481,567	157,910,113

Deferred income tax liabilities
Property, plant and equipment	—	(354,660,910)	—	(313,887,748)
Severance indemnities	—	(1,293,562)	—	(1,119,706)
Derivative contracts	—	—	—	(2,746,797)
Finance costs	—	(13,449,698)	—	(12,982,336)
Capitalized interest on construction	—	(4,447,693)	—	(4,063,474)
Capitalized cost of studies	—	(8,399,073)	—	(8,323,252)
Capitalized spare parts used	—	(928,167)	—	(840,151)
Bonds discount	—	(500,675)	—	(412,255)
Capitalized costs	—	(2,544,103)	—	—
Debt issue costs	—	(1,161,143)	—	—
Leasing	—	(366,961)	—	(549,411)
Investment in Argentina	—	—	—	(459,171)
Other	—	(82,222)	—	(2,684,731)
Total deferred income tax liabilities	—	(387,834,207)	—	(348,069,032)
Net deferred tax balance	3,056,770	(187,204,665)	2,481,567	(190,158,919)

Changes in the amount of deferred tax asset valuation allowance are as follows:

	2004	2005
	ThCh$	ThCh$

Balance as of January 1,	(31,907,512)	(33,160,885)
Cumulative translation adjustment	2,778,257	3,730,682
Increase due to losses not expected to be recovered	(4,031,630)	706,155
Balance as of December 31,	(33,160,885)	(28,724,048)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

(1) Accumulated tax losses by country as of December 31, 2004 and 2005, are as follows:

	December 31, 2004		December 31, 2005
	Amount	Year of expiration	Amount	Year of expiration
	ThCh$		ThCh$
Chile	166,208,191	Do not expire	105,388,559	Do not expire
Argentina (1)	77,774,938	2007	34,870,369	2007
Colombia (2)	71,298,389	2007	68,869,138	2007
Total	315,281,518		209,128,066

(1)   All tax losses were created in 2002 and all of them expire in 2007.

(2)   Management does not expect that the subsidiaries in Colombia will be able to recover deferred tax assets related to tax loss carry forwards. Thus, a valuation allowance has been recorded, resulting in net deferred tax assets related to tax loss carry forwards of ThCh$0 and ThCh$0 as of December 31, 2004 and 2005, respectively.

Tax losses applied against taxable income in the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Chile	84,574,249	30,310,262	55,044,058
Argentina	342,092	34,404,617	40,201,965
Colombia	390,168,319	41,158,935	—
Total	475,084,660	105,873,814	95,246,023

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	2003
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (16.5%)	(41,117,209)	24,389,541	(9,522,111)	(1,159,441)	(5,094,540)	(32,503,760)
Effect of difference in foreign tax rates	—	27,345,848	(9,810,659)	4,835,636	(6,792,722)	15,578,103
Price-level restatement not accepted for tax purposes	8,306,865	—	—	—	(155,244)	8,151,621
Non-deductible items	(13,252,256)	(2,453,645)	(19,814,520)	—	(22,649,762)	(58,170,183)
Non-taxable items	23,299,464	—	5,481,528	—	12,071,322	40,852,314
Prior years’ income tax	15,417,210	44,986,436	—	—	—	60,403,646
Others	(1,288,711)	(345,257)	(1,576,772)	—	(5,222,125)	(8,432,865)
US GAAP reclassifications (1)	103,578	—	—	—	—	103,578
Tax benefit (expense) at effective tax rate	(8,531,059)	93,922,923	(35,242,534)	3,676,195	(27,843,071)	25,982,454
Income tax related to cumulative change in accounting principles	—	—	139,789	—	—	139,789
Total income tax under US GAAP	(8,531,059)	93,922,923	(35,102,745)	3,676,195	(27,843,071)	26,122,243

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

	2004
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (17%)	(23,249,611)	732,154	(16,263,920)	(5,850,802)	(8,833,249)	(53,465,428)
Effect of difference in foreign tax rates	—	775,221	(15,785,569)	4,599,431	(11,171,463)	(21,582,380)
Price-level restatement not accepted for tax purposes	1,027,149	(3,193,248)	(5,056,176)	—	(7,638,227)	(14,860,502)
Non-deductible items	(114,916)	(420,647)	(82,411,615)	—	(12,920,883)	(95,868,061)
Non-taxable items	11,640,707	—	1,709,767	—	6,257,802	19,608,276
Prior years’ income tax	(1,253,785)	—	—	—	—	(1,253,785)
Others	692,630	(3,084,837)	16,263,884	—	(4,204,381)	9,667,296
Tax benefit (expense) at effective tax rate	(11,257,826)	(5,191,357)	(101,543,629)	(1,251,371)	(38,510,401)	(157,754,584)
Income tax related to cumulative change in accounting principles	(256,218)	—	—	—	—	(256,218)
Total income tax under US GAAP	(11,514,044)	(5,191,357)	(101,543,629)	(1,251,371)	(38,510,401)	(158,010,802)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

	2005
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP (17%)	(21,415,206)	4,345,803	(9,005,129)	(4,628,653)	(12,269,502)	(42,972,687)
Effect of difference in foreign tax rates	—	4,601,438	(8,740,272)	(4,628,653)	(12,991,238)	(21,758,725)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	4,733,269	(6,543,472)	—	—	—	(1,810,203)
Non-taxable items	5,895,462	—	6,411,530	6,195,213	—	18,502,205
Non-deductable items	(28,700,249)	(6,861,976)	(976,751)	—	(10,674,548)	(47,213,524)
Effect of change in valuation allowance	(614,315)	—	—	—	1,320,470	706,155
Other	1,096,613	(1,457,999)	(1,313,630)	—	(3,521,574)	(5,196,590)
Tax benefit (expense) at effective tax rate	(39,004,426)	(5,916,206)	(13,624,252)	(3,062,093)	(38,136,392)	(99,743,369)
Total income tax under US GAAP	(39,004,426)	(5,916,206)	(13,624,252)	(3,062,093)	(38,136,392)	(99,743,369)

(1) Reclassifications consider tax effects related to discontinued operations.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

The following table breaks down income before income taxes by country as of December 31, 2003, 2004 and 2005, respectively.

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Chile	249,195,206	136,762,418	125,971,800
Argentina	(147,815,400)	(4,306,788)	(25,563,547)
Peru	57,709,764	95,670,118	52,971,347
Brazil	7,026,915	34,416,482	27,227,371
Colombia	30,876,000	51,960,288	72,173,541
Total	196,992,485	314,502,518	252,780,512

c)     Segment disclosure

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

     •  Public works and concessions

Revenue is recognized as services are provided.

A summary of activities presented in accordance with Chilean GAAP by geographic area is as follows:

	Revenues			Long-lived assets
	Year ended December 31,			As of December 31,
	2003	2004	2005	2003	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	486,732,660	484,416,185	547,813,766	1,959,588,918	1,981,213,993	2,256,415,918
Argentina	108,883,488	153,638,401	156,794,764	579,208,095	507,865,552	433,374,230
Brazil (1)	32,698,123	43,518,445	41,795,158	405,047,876	355,834,797	—
Colombia	230,277,240	260,448,293	258,971,891	1,555,130,988	1,362,179,513	1,129,345,515
Peru	118,655,306	127,816,595	117,663,290	670,562,783	607,913,326	577,989,331
Total	977,246,817	1,069,837,919	1,123,038,869	5,169,538,660	4,815,007,181	4,397,124,994

(1)                      With the deconsolidation of Brazilian subsidiary Cachoeira Dourada, the equity method in CIEN and the change in accounting methods for Endesa Brazil (Note 10 (c) (iii.)) as of October 1, 2005, the Company no longer recognizes the long-lived assets of these subsidiaries.

d)              Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

The only customer which accounted for more than 10% of revenues for the years ending December 31, 2003, 2004 and 2005, respectively was Chilectra S.A., a related company, which’s participation in consolidated revenues amounted to 10.5%, 11.9% and 12.6% for the years ended December 31, 2003, 2004 and 2005, respectively.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

e)              Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

As of December 31, 2005
ThCh$

2006	372,363,819
2007	106,600,227
2008	243,024,219
2009	323,609,298
2010	167,086,208
Thereafter	768,904,653
Total	1,981,588,424

f)                Disclosure regarding interest capitalization under US GAAP:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Interest cost incurred	216,772,199	199,490,197	178,794,037
Interest capitalized	8,945,446	7,463,017	—

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

g)             Cash flow information

The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flows under US GAAP as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	297,408,783	261,346,995	270,927,603
Development stage companies	111,498	—	—
Cash provided by operating activities under US GAAP	297,520,281	261,346,995	270,927,603

Cash used in financing activities under Chilean GAAP and US GAAP	(340,779,306)	(114,062,769)	(367,063,622)

Cash provided by (used in) investing activities under Chilean GAAP	118,526,131	(73,477,439)	(55,117,624)
Cash provided by (used in) investing activities under US GAAP	118,526,131	(73,477,439)	(55,117,624)

Cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash	5,849,458	30,705,233	10,023,121
Time deposits and repurchase agreements	166,661,507	206,742,226	69,470,653
Marketable securities	1,265,443	706,217	1,870,988
Total cash and cash equivalents under Chilean GAAP	173,776,408	238,153,676	81,364,762
Cash and cash equivalents held by development stage companies	158,555	—	—
Total cash and cash equivalents under US GAAP	173,934,963	238,153,676	81,364,762

Additional disclosures required under US GAAP are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Interest paid during the year, net of amount capitalized	209,692,926	186,176,873	164,745,463
Income taxes paid during the year	106,557,551	125,206,778	145,107,850
Assets acquired under leasing	—	28,486,126	—

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Under Chilean GAAP in accordance with Technical Bulletin No. 50 “Cash flow statement” of the Chilean Association of Accountants, the effects of foreign exchange changes on cash and cash equivalents are not required to be disclosed separately in the statement of cash flows. Pursuant to the comprehensive basis of preparation of price-level adjusted financial statements under US GAAP the effects of foreign exchange gains or losses and effects of inflation on cash and cash equivalents are separately disclosed as presented in the table below:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Foreign exchange losses	(35,222,828)	(14,379,314)	(10,355,981)
Effects of inflation	2,115,655	4,791,240	4,820,710

h)             Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2004 and 2005 for which it is practicable to estimate that value:

     •  Cash

The fair value of the Company’s cash is equal to its carrying value.

Time deposits and marketable securities

The fair value of time deposits approximates carrying value due to their relatively short-term nature.

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

The estimated fair values of the Company’s financial instruments compared to US GAAP carrying amounts are as follows:

	As of December 31,
	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	30,705,233	30,705,233	10,023,121	10,023,121
Time deposits	193,370,032	193,370,032	60,468,287	60,468,287
Marketable securities	706,217	706,217	1,870,988	1,870,988
Current receivables, net	109,251,776	109,251,776	99,540,291	99,540,291
Notes receivables, net	215,030	215,030	—	—
Other receivables, net	37,301,733	37,301,733	36,655,265	36,655,265
Amounts due from related companies	152,352,416	152,352,416	35,383,865	35,383,865
Long term receivables	36,288,858	36,288,858	26,436,799	26,436,799
Long term amounts due from related companies	346,507	346,507	89,827,361	89,827,361
Derivative contracts (Assets)	32,880,176	32,880,176	57,683,035	57,683,035
Accounts payable	(83,963,370)	(83,963,370)	(55,935,840)	(55,935,840)
Dividends payable	(184,094)	(184,094)	(4,690,151)	(4,690,151)
Short term amounts payables to related companies	(6,613,248)	(6,613,248)	(7,170,361)	(7,170,361)
Debt, notes payable and bonds payable	(2,398,145,074)	(2,552,858,135)	(1,981,588,424)	(2,158,743,831)
Long term accounts payable to related companies	(52,980)	(52,980)	—	—
Derivative contracts (Liabilities)	(62,769,008)	(62,769,008)	(50,264,915)	(50,264,915)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

i)                Derivative instruments

The Company is exposed to the impact of market fluctuations in the price of electricity, natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates. The Company has policies and procedures in place to manage the risks associated with these market fluctuations on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives. The Company has chosen to apply hedge accounting under US GAAP for derivatives and non-derivative instruments that meet the criteria for hedge accounting under SFAS 133, the accounting treatment for these instruments depends on whether they qualify as fair value, cash flow or net investment hedges. Derivatives that do not meet hedge criteria are accounted at fair value with changes in fair value recorded in earnings.

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

The following is a summary of the Company’s adjustments in consolidated companies to other assets and liabilities related to the fair values for all identified derivative contracts as of December 31, 2004 and 2005.

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Commodity derivatives—assets	23,078,417	18,712,414
Commodity derivatives—liabilities	(40,863,749)	(39,770,895)
Embedded derivatives—assets	9,801,760	38,970,611
Embedded derivatives—liabilities	(12,520,464)	(10,359,153)
Financial derivatives—assets	—	—
Financial derivatives—liabilities	(673,574)	(134,867)
Total derivative adjustment (paragraph I p)	(21,177,610)	7,418,110
Effects of minority interest (paragraph I t)	1,905,403	1,800,194
Deferred tax effects (paragraph I c)	5,015,817	59,896
Net effect of adjustment	(14,256,390)	9,278,200

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

Embedded Derivative Contracts

The Company enters into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2004 and 2005 corresponded to foreign currency and indexation features embedded in leases and service type contracts.

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Net Investment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated partially as a substantial portion of the Company’s revenue is either directly or indirectly linked to the US dollar. Additionally, the Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. The accounting treatment for such operations is the same under Chilean GAAP and US GAAP (see Note 10 g. and Note 19 d. for further detail). The changes in the cumulative translation adjustment are presented net of foreign currency gains or losses of debt designated as hedges of foreign net investments. Gains related to debt designated as hedges of ThCh$107,254,514, ThCh$57,873,661 and ThCh$105,427,060 were included in the cumulative translation adjustment for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company also uses short duration forward foreign currency contracts, swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

j)                Reclassifications under US GAAP

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

(i)                         The most significant reclassifications from other operating income under Chilean GAAP to operating income  under US GAAP are presented as follow:

	Years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Other operating income under Chilean GAAP	47,332,392	53,086,548	33,280,139
Gain on sale of fixed assets	1,763,021	7,065,663	4,073,304
Energy and power settlement	2,564,471	12,481,492	7,537,107
Indemnities and commissions	2,425,966	10,050	1,838,037
Recovery of expenses and clients’ portfolio	12,374,332	14,851,064	3,358,134
Gains on service and other contracts	1,014,206	269,174	771,870
Gains on sales of other assets	5,291	26,563	—
Total reclassifications	20,147,287	34,704,006	17,578,452
Total other operating income as classified under US GAAP but calculated in accordance with Chilean GAAP	27,185,105	18,382,542	15,701,687

(ii)                      The most significant reclassifications from other operating expenses under Chilean GAAP to operating  expenses under US GAAP are presented as follow:

	Years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Other operating expenses under Chilean GAAP	63,779,969	82,140,231	53,586,357
Loss on sale of fixed assets	8,151,016	533,832	390,963
Retirement benefits and severance indemnities	1,329,606	—	849,856
Board of directors compensation	256,918	227,250	228,669
Contingencies and litigation	6,870,266	7,708,504	15,996,830
Energy and power settlement	2,842,448	26,621,155	8,507,909
Recalculation of pension liabilities	619,885	—	—
Costs of sales of materials and fixed assets	443,183	—	223,408
Loss on sales of other assets	429,506	218,883	—
Provision for obsolescence of fixed assets	11,100,745	—	—
Provision for obsolescence of inventory	389,347	111,921	—
Total reclassifications	32,432,920	35,421,545	26,197,635
Total other operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP	31,347,049	46,718,686	27,388,722

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

(iii)            The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	Years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Sales	977,246,817	1,069,837,919	1,123,038,869
Other operating income	20,147,287	34,704,005	33,736,087
Costs of sales	(762,708,627)	(645,188,646)	(665,995,993)
Administrative and selling expenses	(68,531,407)	(71,107,071)	(64,775,031)
Operating income	166,154,070	388,246,207	426,003,932
Non-operating income and expenses, net	(154,901,403)	(192,113,401)	(158,227,166)
Income taxes	25,982,453	(157,754,584)	(99,743,369)
Minority interest	(7,982,563)	7,556,408	(52,761,115)
Equity participation in income of related companies, net	47,990,789	19,895,847	(14,996,257)
Income from continuing operations	77,243,346	65,830,477	100,276,025
Cumulative effect of change in accounting principle	(128,547)	1,250,948	—
Income from discontinued operations	122,347	—	—
Net income	77,237,146	67,081,425	100,276,025

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(12,125,841)	(18,981,215)	(15,132,065)
Cumulative translation adjustment	22,212,818	10,301,859	14,258,974
Fair value change in hedging instruments	—	—	(134,855)
Comprehensive income	87,324,123	58,402,069	99,268,079

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

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

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Current assets	565,748,659	284,934,607
Property, plant, and equipment	6,823,283,900	5,917,395,226
Accumulated depreciation of property, plant and equipment	(2,626,403,176)	(2,369,338,641)
Property, plant, and equipment, net	4,196,880,724	3,548,056,585
Goodwill	183,891,485	179,886,055
Accumulated amortization of goodwill	(138,348,723)	(138,883,357)
Goodwill, net	45,542,762	41,002,698
Other assets	365,101,402	724,855,145
Total assets	5,173,273,547	4,598,849,035

Current liabilities	467,596,295	556,300,380
Long-term liabilities	2,392,478,806	1,903,627,299
Minority interest	1,077,407,187	856,687,791
Shareholders’ equity	1,235,791,259	1,282,233,565
Total liabilities and shareholders’ equity	5,173,273,547	4,598,849,035

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

k)            Employee Benefit Plans

Endesa-Chile and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued liabilities” short and long-term is calculated in accordance with the policy set forth in Note 2 (p), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 6.0% for the year ended  December 31, 2003 and 6.5% for the years ended December 31, 2004 and 2005, respectively, and an estimated average service period based on the years of services for the Company.

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

iii)           Supplementary pension benefits

Eligible employees are entitled to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires upon the death of the pensioner for the Endesa-Chile employee, however, continues to cover the surviving-spouse in the case of employees of Endesa Chile (individual entity).

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under US GAAP pension and post-retirement employee benefits have been accounted for in accordance with SFAS 87 and SFAS 106.. The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph I (w), above. The following data are presented in accordance with US GAAP for the Company’s post-retirement benefit plans.

	Pensions Benefits		Other Benefits
	Foreign		Chilean		Foreign
	2004	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Changes in benefit obligations
Obligations as of January 1	(18,153,947)	(17,793,094)	(9,653,313)	(8,933,622)	(3,207,814)	(3,602,994)
Foreign exchange effect	(1,542,737)	1,313,095	—	—	(272,594)	258,831
Net periodic expense	(489,231)	(2,107,551)	(285,652)	(1,689,170)	(457,212)	1,191,771
Benefits paid	2,392,821	1,569,356	1,005,343	1,164,738	334,626	326,602
Projected benefit obligation as of December 31	(17,793,094)	(17,018,194)	(8,933,622)	(9,458,054)	(3,602,994)	(1,825,790)

Funded Status of the Plans
Projected Benefit Obligation	(17,793,094)	(17,018,194)	(8,933,622)	(9,458,054)	(3,602,994)	(1,825,790)
Fair value of plan assets	—	—	—	—	—	—
Funded status	(17,793,094)	(17,018,194)	(8,933,622)	(9,458,054)	(3,602,994)	(1,825,790)
Net amount recognized	(17,793,094)	(17,018,194)	(8,933,622)	(9,458,054)	(3,602,994)	(1,825,790)

Accumulated benefit obligation	(17,793,094)	(17,018,194)	(8,933,622)	(9,458,054)	(3,602,994)	(1,825,790)

	Pension Benefits
	Foreign
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Assumptions as of December 31
Weighted-average discount rate	12.70%	12.00%	11.20%
Weighted-average salary increase	7.50%	6.90%	6.10%
Weighted-average return on plan assets	—	—	—

Components of net periodic Benefits expenses
Service cost	(128,352)	(91,849)	(92,719)
Interest cost	(1,885,655)	(2,376,439)	(1,923,526)
Expected return on assets	—	—	—
Actuarial gain (loss)	(2,906,991)	1,979,057	(91,306)
Net periodic expenses	(4,920,998)	(489,231)	(2,107,551)

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

	Other Benefits
	Chilean			Foreign
	2003	2004	2005	2003	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Assumptions as of December 31

Weighted-average discount rate	6.00%	6.50%	6.50%	12.70%	12.00%	11.2%
Weighted-average salary increase	4.00%	4.00%	4.00%	7.50%	6.90%	6.1%

Components of net periodic Benefits expenses
Service cost	(525,855)	(131,961)	68,970	(13,519)	(11,381)	(12,380)
Interest cost	(365,822)	(654,203)	(500,324)	(354,878)	(420,048)	(381,574)
Expected return on assets	—	—	—	—	—	—
Actuarial gain (loss)	412,264	500,512	(1,257,816)	(373,096)	(25,783)	1,585,725
Amortization of prior service obligation	(532,150)	—	—	—	—	—
Net periodic expenses	(1,011,563)	(285,652)	(1,689,170)	(741,493)	(457,212)	1,191,771

The following is a schedule of the estimated pay-out of pension benefits in each of the next five years:

As of December 31, 2005
ThCh$

2006	2,797,193
2007	2,590,633
2008	2,502,218
2009	2,374,809
2010	2,356,014
Thereafter	27,307,889
Total	39,928,756

l)           Comprehensive income (loss)

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

The following represents accumulated other comprehensive income balances as of December 31, 2003, 2004 and 2005 (in thousands of constant Chilean pesos as of December 31, 2005).

	2003
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	11,543,072	5,891,757	(32,500,358)	(15,065,529)
Credit (charge) for the period	(12,125,841)	(20,240,225)	42,453,043	10,086,977
Ending balance	(582,769)	(14,348,468)	9,952,685	(4,978,552)

	2004
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(582,769)	(14,348,468)	9,952,685	(4,978,552)
Credit (charge) for the period	(18,981,215)	(7,967,740)	18,269,599	(8,679,356)
Ending balance	(19,563,984)	(22,316,208)	28,222,284	(13,657,908)

	2005
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Fair value change of financial instruments used in cash-flow hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(19,563,984)	(22,316,208)	28,222,284	—	(13,657,908)
Credit (charge) for the period	(15,132,065)	(11,042,643)	25,301,617	(134,855)	(1,007,946)
Ending balance	(34,696,049)	(33,358,851)	53,523,901	(134,855)	(14,665,854)

m)          Discontinued operations

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

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

n)        Intangible assets

The Company’s intangible assets were ThCh$29,087,073 and ThCh$25,899,007 and related accumulated amortization was ThCh$8,669,907 and ThCh$8,900,318 as of December 31, 2004 and 2005, respectively. All of the Company’s intangible assets are subject to amortization and there is no difference between Chilean and US GAAP in their basis. The Company expects to amortize approximately ThCh$985,300, ThCh$876,593, ThCh$853,289, ThCh$839,793 and ThCh$829,536 of intangible assets in 2006, 2007, 2008, 2009 and 2010, respectively.

o)         Investments in related companies

The following tables show combined summarized financial information prepared in accordance with Chilean GAAP of the related companies accounted for using the equity method for the purpose of complying with disclosure requirement for significant equity investees. All amounts are in thousands of constant Chilean pesos of December 31, 2005 purchasing power.

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Current assets	176,682,587	155,422,706	605,158,831
Non-current assets	864,796,365	775,587,587	2,571,961,689
Total assets	1,041,478,952	931,010,293	3,177,120,520

Current liabilities	361,840,556	135,684,837	652,766,251
Non-current liabilities	366,693,158	491,523,447	1,007,101,103
Total liabilities	728,533,714	627,208,284	1,659,867,354

Net sales	252,960,847	305,342,150	343,788,721
Gross profit	100,568,311	40,654,648	104,494,778
Net income	27,226,426	29,106,062	61,469,039

Endesa-Chile’s participation in net income	12,226,654	19,011,615	26,842,907

No discontinued operations have been included in equity method investees as of December 31, 2003, 2004 and 2005.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

The Company is required to present separate Chilean GAAP audited financial statements of Compañía de Interconexión Energética S.A. (“CIEN”)and Comercializadora de Energía del Mercosur S.A. as of December 31, 2003, 2004 and 2005 and for the three years ended December 31, 2005, and is required to present a reconciliation to US GAAP for those companies as of December 31, 2003, 2004 and 2005 and for the three years ended December 31, 2005, as these companies met the definition of a significant subsidiary under Rule 1-02 (w) of Regulation S-X as of December 31, 2005.

As of September 30, 2005, the Company’s former equity investee CIEN became part of the Company’s new investee Endesa Brasil. The Company is also required to present standalone financial statements of Endesa Brasil together with a reconciliation of net income of the year and for shareholders’ equity from Chilean GAAP to US GAAP. As CIEN now forms part of Endesa Brasil, it is not included in the table above for the year ended December 31, 2005.

These financial statements together with a reconciliation from Chilean GAAP to US GAAP of shareholders’ equity and net income of the year are provided in Schedule II.

p)         Restrictions which limit the payment of dividends by the registrant

As stated in Note 27, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Endesa-Chile’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2005 are as follows:

Subsidiary	Proportionate Share of Restricted Net Assets
ThCh$

Pangue S.A.	40,015,963
Pehuenche S.A.	158,209,784
Edegel S.A.	60,019,388
Central Hidroeléctrica Betania S.A.	199,655,138
Total	457,900,273

The amount of consolidated retained earnings which represents undistributed earnings of investees accounted for under the equity method as of December 31, 2005 is ThCh$22,396,242.

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

q)         Capital lease obligations

 Minimum lease obligations for capital lease are presented net of interest expense, and as of December 31 are summarized as follows:

	2004	2005
	ThCh$	ThCh$
Short-term:
Lease obligations	2,309,866	2,050,000
Less: interest expense	(1,560,344)	(1,345,272)
Net short-term lease obligations	749,522	704,728

Long-term:
Lease obligations	40,247,932	36,449,439
Less interest expense	(15,735,236)	(12,733,497)
Net long-term lease obligations	24,512,696	23,715,942

Weighted-average interest rate	6.50%	6.50%

Future payments under capital leases are summarized as follows:

Year ended December 31, 2005	ThCh$

2006	704,728
2007	750,535
2008	799,320
2009	851,276
2010	906,609
Thereafter	20,408,202
Total	24,420,670

Endesa-Chile and Subsidiaries

Notes to the Audited Consolidated Financial Statements

Translation of financial statements originally issued in Spanish-See Note 2 (a)

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

r)         Recent accounting pronouncements

In February 2006 The FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” The new statement:

a)              permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)             clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)              establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d)             clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)              amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Schedule I

Endesa-Chile Individual Condensed Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

Schedule I—Condensed financial information of Empresa Nacional de Electricidad S.A. (“Endesa Individual”)

1.                           Condensed balance sheets of Endesa Individual under US GAAP as of December 31, 2004 and 2005 are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Current assets	161,491,779	220,186,981
Property, plant, and equipment	2,138,156,710	2,265,768,987
Accumulated depreciation of property, plant and equipment	(1,056,601,601)	(1,141,252,057)
Property, plant, and equipment, net	1,081,555,109	1,124,516,930
Other assets	2,176,017,857	1,626,012,654
Total assets	3,419,064,745	2,970,716,565

Current liabilities	270,978,574	285,167,117
Long-term liabilities	1,912,294,912	1,403,315,883
Shareholders’ equity	1,235,791,259	1,282,233,565
Total liabilities and shareholders’ equity	3,419,064,745	2,970,716,565

2.                           Condensed income statements of Endesa Individual under US GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Sales	373,557,548	411,528,821	495,142,879
Other operating income	4,019,861	29,220,230	30,675,361
Costs of sales	(310,248,332)	(314,704,066)	(368,877,966)
Administrative and selling expenses	(38,231,835)	(25,816,881)	(34,243,105)
Operating income	29,097,242	100,228,104	122,697,169
Non-operating income and expenses, net	76,081,491	(52,985,538)	(57,935,002)
Income taxes	17,795,663	(335,804)	(17,574,769)
Equity participation in income of related companies, net	(45,737,250)	18,923,715	53,088,627
Income from before cumulative effect of change in accounting principle	77,237,146	65,830,477	100,276,025
Cumulative effect of change in accounting principle	—	1,250,948	—
Net income	77,237,146	67,081,425	100,276,025

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(12,125,841)	(18,981,215)	(15,132,065)
Cumulative translation adjustment	22,212,818	10,301,859	14,258,974
Cash Flow Hedges	—	—	(134,855)
Comprehensive income (loss)	87,324,123	58,402,069	99,268,079

Schedule I

Endesa-Chile Individual Condensed Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

3.                           Condensed cash-flow statements of Endesa Individual under US GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net cash provided by operating activities	66,209,393	67,500,345	88,776,603
Cash flows from financing activities:
Proceeds from the issuance of debt	38,925,043	67,504,753	8,643,577
Proceeds from bond issuances	580,848,417	—	—
Proceeds from loans obtained from related companies	—	3,173,555	40,146,172
Other sources of financing	—	5,856,592	—
Dividends paid	—	(20,051,263)	(35,160,430)
Payment of debt	(423,283,586)	(141,356,483)	(82,200,282)
Payment of bonds	(2,360,611)	(2,512,833)	(18,823,989)
Payment of loans obtained from related companies	(115,334,518)	(3,845,767)	(62,439,385)
Payment of bond issuance costs	(6,033,071)	(491,910)	—
Other disbursements for financing	(30,838,683)	(2,816,709)	(3,791,094)
Net cash provided by (used in) financing activities	41,922,991	(94,540,065)	(153,625,431)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	140,424,608	636,875	4,222,894
Payments received on loans to related companies	88,827,169	160,026,753	35,094,857
Other receipts from investments	123,623,791	88,602,179	127,822,328
Additions to property, plant and equipment	(115,847,221)	(67,607,416)	(19,825,555)
Long-term investments	(3,145,823)	(1,221,198)	(8,421,174)
Other loans granted to related companies	(266,846,012)	(107,393,226)	(84,720,348)
Other investment disbursements	(71,453,210)	—	(42,026,503)
Net cash provided used in investing activities	(104,416,700)	73,043,967	12,146,499
Net cash flow for the year	3,715,684	46,004,247	(52,702,329)
Effect of price-level restatement on cash and cash equivalents	228,847	(87,678)	11,244,059
Net (decrease) increase in cash and cash equivalents	3,944,532	45,916,569	(41,458,270)

Cash and cash equivalents beginning of year	1,351,421	5,295,952	51,212,522
Cash and cash equivalents end of year	5,295,952	51,212,522	9,754,252

Schedule I

Endesa-Chile Individual Condensed Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

4.                           The following table presents Endesa Individual’s long-term debt owed to banks and other financial institutions as of December 31, 2004 and 2005:

	As of December 31, 2005								As of December 31, 2004
	Currency	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long-term portion	Annual interest rate	Total long-term liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

Financial institution

Banco Nationale de Paris	US$	1,821,926	2,339,263	2,204,304	—	—	6,365,493	5.78	9,808,203
Citibank N.A. Nassau, Bahamas	US$	—	—	8,328,125	—	—	8,328,125	4.91	36,091,650
Caja Madrid, Miami Agency	US$	—		4,330,625	—	—	4,330,625	4.91	36,091,650
Export Development Corp. Loan	US$	733,748	733,748	1,467,496	2,934,992	—	5,869,984	4.82	7,362,007
Banque Nationale de París	US$	838,487	838,487	1,676,974	4,192,436	—	7,546,384	5.98	9,447,761
Banco Bilbao Vizcaya Argentaria S.A.	US$	—		8,328,125	—	—	8,328,125	4.91	36,091,650
Banco Santander Hispano S.A.	US$	—		8,328,125	—	—	8,328,125	4.91	36,091,650
HSBC Bank plc, Spanish Branch	US$	—	—	5,552,083	—	—	5,552,083	4.91	—
Banco San Paolo IMI S.P.A.	US$	—	—	6,662,500	—	—	6,662,500	4.91	—
Deutsche Bank AG, New York Branch	US$	—	—	2,220,833	—	—	2,220,833	4.91	—
ING Bank N.V	US$	—	—	10,660,000	—	—	10,660,000	4.91	—
The Bank of Tokyo-Mitsubishi, Ltd. N.Y. Branch	US$	—	—	6,662,500	—	—	6,662,500	4.91	—
ABN AMRO Bank	US$	—	—	2,776,042	—	—	2,776,042	4.91	—
Instituto de Crédito Oficial	US$	—	—	2,776,042	—	—	2,776,042	4.91	—
Total		3,394,161	3,911,498	71,973,774	7,127,428	—	86,406,861	—	170,984,571

Schedule I

Endesa-Chile Individual Condensed Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

5.             The following table presents bonds payable as of December 31, 2004 and 2005:

	Face value		Interest		Par value as of December 31,
Series	outstanding	Currency	Rate	Maturity	2004	2005
			%		ThCh$	ThCh$
1	230,000,000	US$	7.88	02-01-2027	4,358,067	3,867,773
2	220,000,000	US$	7.33	02-01-2037	3,877,448	3,441,225
3	200,000,000	US$	8.13	02-01-2097	3,909,929	3,470,053
1	400,000,000	US$	7.75	07-15-2008	8,204,834	7,281,770
1	400,000,000	US$	8.50	04-01-2009	4,908,464	4,356,250
C-2, D-1, D-2	1,043,873	UF	6.80	11-01-2010	2,901,114	—
E-1, E-2	6,000,000	UF	6.20	08-01-2006	2,738,956	110,593,059
F	1,500,000	UF	6.20	08-01-2022	684,740	686,050
144A	400,000,000	US$	8.35	08-01-2013	8,036,407	7,132,292
144A	200,000,000	US$	8.63	08-01-2015	4,150,540	3,683,594
G	4,000,000	UF	4.80	10-15-2010	709,208	710,565
H	4,000,000	UF	6.20	10-15-2008	912,984	914,731
Total current portion					45,392,691	146,137,362

1	230,000,000	US$	7.88	02-01-2027	132,817,272	117,875,000
2	220,000,000	US$	7.33	02-01-2037	127,042,608	112,750,000
3	200,000,000	US$	8.13	02-01-2097	115,493,280	102,500,000
1	400,000,000	US$	7.75	07-15-2008	230,986,560	205,000,000
1	400,000,000	US$	8.50	04-01-2009	230,986,560	205,000,000
C-2, D-1, D-2	1,043,873	UF	6.80	11-01-2010	16,035,205	—
E-1, E-2	6,000,000	UF	6.20	08-01-2006	107,642,783	—
F	1,500,000	UF	6.20	08-01-2022	26,910,696	26,962,215
144A	400,000,000	US$	8.35	08-01-2013	230,986,560	205,000,000
144A	200,000,000	US$	8.63	08-01-2015	115,493,280	102,500,000
G	4,000,000	UF	4.80	10-15-2010	71,761,855	71,899,240
H	4,000,000	UF	6.20	10-15-2008	71,761,855	71,899,240
Total long-term portion					1,477,918,514	1,221,385,695

6.                           The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2005:

As of December 31, 2005
ThCh$

2006	150,460,720
2007	3,394,161
2008	210,708,979
2009	210,056,684
2010	146,150,052
Thereafter	737,482,680
Total	1,458,253,276

Schedule I

Endesa-Chile Individual Condensed Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005, except as stated)

7.                           The following table presents the dividends received by Endesa Individual in the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Dividends received	75,098,297	79,639,327	48,015,055

Consolidated Financial Statements

CIEN - COMPANHIA DE INTERCONEXÃO ENERGÉTICA AND SUBSIDIARIES

December 31, 2004 and 2003

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

ERNST & YOUNG
Auditores Independentes S.S.
CRC –2SP 015.199/O-6

Brazil, São Paulo

May 3, 2005

CIEN - COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of US dollars)

	2004	2003
		Restated (note 2q)
ASSETS
CURRENT ASSETS
Cash	4,336	4,816
Time deposits	68,216	39,135
Trade accounts receivable	40,006	61,398
Miscellaneous receivables	1,064	2,541
Accounts receivable from related parties	19,442	26,233
Recoverable taxes	6,634	8,249
Prepaid expenses	106	31
Other	2,769	3,023
Total current assets	142,573	145,426

PROPERTY, PLANT AND EQUIPMENT
Land	5,819	5,819
Transmission lines, machinery and equipment	561,045	560,762
Other	70,964	82,346
Subtotal	637,828	648,927
Accumulated depreciation	(69,096)	(49,365)
Total property, plant and equipment, net	568,732	599,562

OTHER ASSETS
Long-term trade accounts receivable	84,430	69,344
Other	35,828	25,344
Total other assets	120,258	94,688

TOTAL ASSETS	831,563	839,676

The accompanying notes are an integral part of these financial statements.

	2004	2003
		Restated (note 2q)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Due to banks and financial institutions	49,327	339,133
Dividends payable	18,298	940
Accounts payable to related parties	33,532	87,798
Accounts payable	22,447	27,482
Miscellaneous payables	701	868
Provisions	3,459	1,594
Withholdings	3,135	209
Taxes payable	33,594	30,564
Total current liabilities	164,493	488,588

NON-CURRENT LIABILITIES
Due to banks and financial institutions	275,466	32,121
Provisions	142,127	116,521
Deferred income tax	10,694	8,996
Accounts payable to related parties	39,257	—
Total non-current liabilities	467,544	157,638

MINORITY INTEREST	2	—

SHAREHOLDERS’ EQUITY
Paid-in capital	194,633	194,633
Accumulated deficit (development stage)	—	(24,648)
Accumulated deficit	(1,183)	(5,325)
Net income for the year	26,398	29,896
Proposed dividends	(20,324)	(1,106)
Total shareholders’ equity	199,524	193,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	831,563	839,676

The accompanying notes are an integral part of these financial statements.

CIEN - COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of US dollars)

	2004	2003	2002
	Restated (note 2q)
OPERATING REVENUES AND COSTS
Electricity sales and power billed to third parties	259,772	278,037	232,344
Electricity sales and power billed to related parties	112,964	85,341	168
Other operating revenues from third parties	6,538	—	—
Total operating revenues	379,274	363,378	232,512

OPERATING COSTS
Variable costs
Electricity purchases from related parties	(118,705)	(110,595)	(113,307)
Electricity purchases from third parties	(69,800)	(61,658)	(17,900)
Purchase of materials and inputs	(59)	(53)	(38)
Tolls and electricity distribution	(29,163)	(7,328)	(1,154)
Other variable costs with third parties	(22,557)	(17,748)	(9,338)
Fixed costs
Payroll and other personnel costs	(673)	(576)	(513)
Depreciation	(22,704)	(18,649)	(11,727)
Amortization	(70)	(540)	(2,151)
Operating and maintenance cost of third parties	(3,100)	(3,604)	(3,450)
Total operating costs	(266,831)	(220,751)	(159,578)

OPERATING MARGIN	112,443	142,627	72,934

ADMINISTRATIVE AND SALES EXPENSES
General expenses and third parties administrative services	(5,445)	(3,112)	(961)
Payroll and personnel costs	(3,245)	(2,908)	(2,243)
Allowance for doubtful accounts	279	(17)	—
Depreciation	(16)	(23)	(10)
Total administrative and sales expenses	(8,427)	(6,060)	(3,214)

OPERATING RESULTS	104,016	136,567	69,720

NON-OPERATING RESULTS
Financial income from related parties	5,613	—	2,687
Financial income from third parties	1,702	6,115	12,265
Equity in income (losses) of related companies	—	—	(7,873)
Other non-operating income from third parties	1,456	31,746	204
Financial expenses with third parties	(26,175)	(34,734)	(14,152)
Other non-operating expenses with third parties	(43,730)	(57,326)	(41,050)
Total non-operating results	(61,134)	(54,199)	(47,919)

INCOME (LOSS) BEFORE MINORITY INTEREST AND INCOME TAXES	42,882	82,368	21,801

INCOME TAXES	(16,484)	(52,472)	559

NET INCOME FOR THE YEAR	26,398	29,896	22,360

The accompanying notes are an integral part of these financial statements.

CIEN - COMPANHIA DE INTERCONEXÃO ENERGÉTICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of US dollars)

	2004	2003	2002
	Restated (note 2q)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	26,398	29,896	22,360
Depreciation	22,720	18,672	11,737
Amortization	289	540	2,151
Equity in income (losses) of related companies	—	—	7,873
Foreign currency translation, net	4,536	(5,643)	51,694
Other revenues and expenses that do not represent cash	3,262	—	(18,444)

Decrease (increase) in assets that affect the cash flows:
Trade accounts receivable	39,538	(50,105)	(25,325)
Accounts receivable from related parties	6,791	(25,830)	(383)
Other	(16,446)	(13,237)	(5,670)

Increase (decrease) in liabilities that affect the cash flows:
Due to banks and finanicial institutions	791	(43,277)	9,532
Dividends payable	17,358	940	—
Accounts payable	(5,035)	6,284	32,806
Accounts payable to related parties	(15,009)	20,698	963
Provisions	27,325	131,015	30
Other	(19,117)	17,604	12,486
Minority interest	—	—	—
Net cash provided by operating activities	93,401	87,557	101,810

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing from third parties	—	—	66,750
Loans and financing from related parties	—	—	3,000
Payments of loans and financing to third parties	(64,313)	—	(68,759)
Other	—	10,931	(16,272)
Net cash used in financing activities	(64,313)	10,931	(15,281)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(466)	(75,600)	(99,730)
Investment in related company	—	—	(15,000)
Loan to related parties	—	—	14,246
Other investments	—	—	25,397
Net cash used in investing activities	(466)	(75,600)	(75,087)

NET CASH FLOW FOR THE YEAR	28,622	22,888	11,442

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,931	17,495	6,053
CASH OF NEWLY CONSOLIDATED ENTITIES 1/1/03	—	3,548	—
CASH AND CASH EQUIVALENTS ON A CONSOLIDATED BASIS	—	21,043	—

CASH AND CASH EQUIVALENTS, END OF YEAR	72,553	43,931	17,495

The accompanying notes are an integral part of these financial statements.

CIEN – COMPANHIA DE INTERCONEXÃO ENERGÉTICA AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

(In thousands of U.S. dollars, unless otherwise indicated)

(Translation of report originally issued in Spanish—See Note 2)

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

The Company was considered the international winner in public bid No. 203.78006.0 for the Brazil - Argentina Interconnection and the purchase of firm power with associated energy imported from Argentina. The bid was promoted by Centrais Elétricas do Brasil S.A. – Eletrobrás through its subsidiaries Centrais Elétricas do Sul do Brasil S.A. – Eletrosul and Furnas Centrais Elétricas S.A.. Therefore, the right to construct an electric energy transmission line between the substation of Rincón de Santa Maria (Argentina) and Itá (Brazil) was granted, with an approximate length of 507 km, to annually import 1,000 MW electric energy from Argentina, for a period of 20 years.

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

The consolidated financial statements as of and for the years ended December 31, 2004 and 2003 and 2002 include the following companies:

	Percentage owned
Company	2004	2003	2002
	%	%	%

CTM – Compañía de Transmisión del Mercosur S.A.*	99.99	99.99	—
TESA – Transportadora de Energía S.A.*	100.00	100.00	—

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

q)      Restatement of financial statements as of and for the year ended December 31, 2003

The following reclassifications were made in the balance sheet as of December 31, 2003:

Statement of balance sheets as of December 31, 2003

From:	ThUS$

Due to banks and financial institutions – current portion	(32,121)
Trade recievables	(28,747)

To:	ThUS$

Due to banks and financial institutions – long-term portion	32,121
Long-term receivables	28,747

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

4.       SHORT-TERM FINANCIAL INVESTMENTS

The amounts related to short-term financial investments are as follows:

Financial institution	Annual rate	Instrument	2004	2003

Mellon Brascan Bank	-15.83% p.a.	Variable Income Investment Funds	29,771	15,936
Banco Santander	18.64% p.a.	Fixed Income Investment Funds	19,211	19,087
Banco Santander	18.34% p.a.	Certificate of Bank Deposit – CDB	4,595	2,923
Bradesco	18.21% p.a.	Certificate of Bank Deposit – CDB	2,104	988
Itaú Perfomace	18.46% p.a.	Investment Funds	12,336	—
Others			199	201
Total			68,216	39,135

5.       TRADE ACCOUNTS RECEIVABLE

The amounts related to trade accounts receivable are as follow:

	Undue and overdue		Overdue from 90 days
	until 90 days		to 1 year		Total short-term		Total long-term
	2004	2003	2004	2003	2004	2003	2004	2003
						Restated (Note 2q)		Restated (Note 2q)
COPEL Distribuição S.A.	11,423	28.747	—	—	11,423	28,747	79,051	69,344
Furnas Centrais Elétricas S.A.	16,506	14,429	—	877	16,506	15,306	—	—
Tractebel Energia S.A.	7,272	6,244	2,983	2,940	10,255	9,184	—	—
Dona Francisca Energética S.A.	—	77	25	23	25	100	—	—
Others	1,594	7,835	203	226	1,797	8,061	5,379	—
Total	36,795	57,332	3,211	4,066	40,006	61,398	84,430	69,344

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

6.       MISCELLANEOUS RECEIVABLES

Miscellaneous receivables are as follows:

	2004	2003

Dona Francisca Energética S.A.	483	557
ABB Ltda.	508	1,006
Advances to lawyers	—	798
Advances to personnel	21	21
Other	52	159
Total	1,064	2,541

7.       ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED PARTIES

The transactions and balances detailed below correspond to entities that are subsidiaries of Endesa-Spain, CIEN’s final parent company.

	Assets		Statement of income
	Short- term	Long- term	Revenue effects
	2004	2004	2004 (*)	Transactions

CERJ – Cia. de Eletricidade do Rio de Janeiro S.A.	13,730	—	89,032	Energy supplies
COELCE – Cia. Energética do Ceará	2,916	—	14,185	Energy supplies
CEMSA – Comercializadora del Mercorsur S.A.	2,363	—	15,360	Energy suplíes
Central Costanera S.A.	407	—	1,625	Cost recovery
Ingendesa do Brasil Ltda.	26	—	—	Rendering of services
Total	19,442	—	120,202

(*) The column referred to as results includes US$ 5,613 corresponding to interest on bills issued to Cerj, which were paid in arrears and are presented under financial income from related parties.

	Assets		Statement of income
	Short- term	Long- term	Revenue effects
	2003	2003	2003	Transactions

COELCE – Cia Energética do Cearé	4,475	—	23,536	Energy suplies
CERJ – Cia. de Eletricidade do Rio de Janeiro S.A.	21,347	—	61,780	Energy suplies
CEMSA – Comercializadora del Mercorsur S.A.	258	—	40	Energy supplies
Ingendesa Brasil Ltda.	23	—	—	Rendering of services
Central Generadora Termeléctrica Fortaleza.	130	—	129	Rendering of services
Total	26,233	—	85,485

	Liabilities		Statement of income
	Short-term	Long-term	Effect – charges
	2004	2004	2004	Transactions

CEMSA – Comercializadora del Mercorsur S.A.	8,367	—	(81,623)	Energy supplies
Central Costanera S.A.	3,062	—	(37,082)	Energy supplies
Endesa Internacional S.A.	21,507	39,257	(2,890)	Financing
Other	596	—	—	Provision
Total	33,532	39,257	(121,595)

	Liabilities		Statement of income
	Short-term	Long-term	Effect – charges
	2003	2003	2003	Transactions

CEMSA – Comercializadora del Mercorsur S.A.	25,555	—	(87,948)	Energy supplies
Central Costanera S.A	4,303	—	(36,123)	Energy supplies
Ingendesa do Brasil Ltda.	23	—	(23)	Provision
Endesa Internacional S.A.	57,917	—	(4,453)	Financing
Total	87,798	—	(128,547)

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

	2004	2003
Short-term:
Prepaid financial charges
Agent participation	—	71
Insurance premiums	2,768	2,915
Other	1	37
Total short-term	2,769	3,023

Long-term:
Prepaid financial charges
Agent participation	490	490
Insurance premiums	16,110	18,878
Other	2,255	—
Trust contract	16,973	5,976
Total long-term	35,828	25,344

12.     LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS

Correspond to local and foreign currency loans, as follows:

			December 31, 2004
		Annual	Short-term			Maturity	Long term
Creditor	Currency	Rates	Principal	Interest	Total	date	principal

Santander Central Hispano – EKN	US$	7.79%	6,741	336	7,077	03.11.2010	26,965
BID – tranche A	US$	7.06%	4,456	341	4,797	05.15.2013	33,409
BID – tranche B	US$	Libor + 1.25%	17,078	872	17,950	05.15.2011	93,928
Santander Central Hispano – KFW	US$	5.17%	14,607	731	15,338	05.15.2012	94,952
BID (Tesa)	US$	Libor + 1.35%	4,013	152	4,165	15.05.2010	26,212
Total			46,895	2,432	49,327		275,466

			December 31, 2003 (Restated Note 2q)
		Annual	Short-term			Maturity	Long term
Creditor	Currency	Rates	Principal	Interest	Total	date	principal

Santander Central Hispano – EKN	US$	7.79%	40,447	385	40,832	03.11.2010	—
BID – tranche A	US$	7.06%	42,318	350	42,268	05.15.2013	—
BID – tranche B	US$	Libor + 1.25%	128,310	394	128,704	05.15.2011	—
Santander Central Hispano – KFW	US$	5.17%	124,168	792	124,960	05.15.2012	—
BID (Tesa)	US$	Libor + 1.35%	1,969	—	1,969	05.05.2010	32,121
Total			337,212	1,921	339,133		32,121

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

On December 22, 2004, the Company and the creditors signed an amendment to the existing contract, without clauses related to financial covenants. Said contract will become effective when all the conditions previously established between the parties (such as contract registration at the Commercial Registry, for example) be met. Besides, the Company obtained from its creditors a waiver valid until the date when the “effective date” is achieved, or March 31, 2005, whatever occurred first. The effective date occurred on March 16, 2005.

Due to the signature of the Second Global Amendment Agreement with the new conditions and additionally due to the achievement of the “effective date”, loans were reclassified again into non current in the financial statements at December 31, 2004.

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

13.     ACCOUNTS PAYABLE

As of December 31, 2004 and 2003, the amounts related to accounts payable are as follows:

	2004	2003

Dona Francisca Energética S.A.	2,467	2,190
Mercado Atacadista de Energia – MAE	7,248	12,758
Cost for using transmission system	6,426	1,881
ABB Ltda.	2,874	8,131
Petrobras Distribuidora	1,694	2,282
Others	1,738	240
Total	22,447	27,482

14.     PROVISIONS

	2004		2003
	Short-term	Long-term	Short-term	Long-term

Vacation accrual	237	—	199	—
Drawback provision	—	104,133	—	112,467
Referj	—	34,197	—	—
Provision for contingencies	3,222	3,799	1,395	4,054
Total	3,459	142,129	1,594	116,521

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

Based on the recent opinions of its legal counsel and taxes’ consultants, the Company decided to accrual the taxes adjusted up to December 31, 2004 and 2003, as follows:

	2004	2003

Principal	75,310	75,310
Interest/monetary restatement	28,823	37,157
Total	104,133	112,467

15.    SHAREHOLDERS’ EQUITY

	Paid-in capital	Accumulated deficit - (development stage)	Accumulated deficit	Net income for the year	Proposed dividends	Total

Balances at December 31, 2002	194,633	(24,648)	(5,325)	—	—	164,660
Dividend distribution 2003	—	—	—	—	(1,106)	(1,106)
Income for the year (Restated - Note 2 q)	—	—	—	29,896	—	29,896
Balances at December 31, 2003 (Restated – Note 2q)	194,633	(24,648)	(5,325)	29,896	(1,106)	193,450

Balances at December 31, 2003 (Restated - Note 2q)	194,633	(24,648)	(5,325)	29,896	(1,106)	193,450
Profit distribution 2003	—	24,648	4,142	(29,896)	1,106	—
Dividend distribution 2004	—	—	—	—	(20,324)	(20,324)
Income for the year	—	—	—	26,398	—	26,398
Balances at December 31, 2004	194,633	—	(1,183)	26,398	(20,324)	199,524

a)       Dividends

Preferred shareholders (registered preferred shares - PN) are entitled to fixed non-cumulative annual dividends of 10%, calculated on the amount of capital that they represent, whenever there is sufficient net income upon calculation of P&L for the year ended. Common shareholders (registered common shares - ON), after the deductions provided for in article No. 24 of Bylaws, will also be entitled to dividends not lower than 25% of net income adjusted according to Law No. 6404/76 complemented by Law No. 10303/01, from which the fixed dividends due to the preferred shareholders (PN) will be deducted.

b)      Accumulated Deficit - development period

	Deficit of the development period
Company	2004	2003
Branches:
CTM - Compañía de Transmisión del Mercosur S.A.	—	2,661
TESA - Transportadora de Energía S.A.	—	5,715
Total branches	—	8,376

CIEN - Companhia de Interconexão Energética	—	16,272
Total deficit for the development period	—	24,648

The amount of Accumulated Deficit for the Development Period was totally transferred to the account Retained Earnings for the year 2004.

16.    OTHER NON-OPERATING INCOME (EXPENSES)

As of December 31, 2004 and 2003, the composition of other non-operating income (expenses) is as follows:

	2004	2003	2002
Other non-operating revenues:
Test energy of 2000 invoiced in 2003	—	8,119	—
Income from sale of fixed assets	70	—	—
Reversal of unrealized provisions for expenses with assistance in regulatory Issues	869	—	—
Other	60	—	204
Total	999	8,119	204

Translation currency effect – Technical Bulletin No. 64	457	23,627	—

Total other non-operating revenues	1,456	31,746	204

Other non-operating expenses:
Bank expenses and fines	(29,196)	(44,474)	(4.780)
Commission over loans with related parties	(3,534)	(4,284)	—
Contribution over financial disbursing (CPMF) and other	(4,702)	(5,225)	(4.211)
Effects on MAE liquidations	—	(1,326)	—
Adjustment for translation of property, plant and equipment into historical U.S. dollar	—	—	(6.600)
Other expenses	(1,305)	(2,017)	—
Total	(38,737)	(57,326)	(15,591)

Translation currency effects – Technical Bulletin No. 64	(4,993)	—	(25,459)

Total	(43,730)	(57,326)	(41,050)

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

20.     LOCAL AND FOREIGN CURRENCY

•    Assets:

	Currency	2004	2003
Current assets
Accounts receivable from related parties	U.S. dollars	17,039	26,233
Financial charges paid in advance	U.S. dollars	4,017	2,986
	Total U.S. dollars	21,056	29,219

Other	Reais	152,406	121,914
Total current assets		173,462	151,133

Property, plant and equipment	Reais	498,052	522,313
Other	Arg$	70,680	77,249
		568,732	599,562
Other assets
Accounts payable to related parties	U.S. dollars	16,600	—
Financial charges paid in advance	U.S. dollars	—	19,368
	Total U.S. dollars	16,600	19,368

Other	Reais	79,212	75,320
	$ arg.	24,446	—
Total other assets		120,258	94, 688

•    Current liabilities:

		2004
		Total	Until 90 days		From 90 days to 1 year
	Currency			Annual rate		Annual rate
Current liabilities
Liabilities with banks and financial institutions	U.S. dollars	49,327	—	—	49,327	7.79%
Accounts payable to related parties	U.S. dollars	33,532	33,532	—	—	—
Accounts payable	U.S. dollars	22,447	22,447	—	—	—
	Total U.S. dollars	105,306	55,979		49,327

Accounts payable	Reais	86,836	68,538		18,298
Other	Arg$	3,240	3,240		—
	Total	90,076	71,778		18,298

Total current liabilities		195,382	127,757		67,625

		2003
		Total	Until 90 days		From 90 days to 1 year
	Currency			Annual rate		Annual rate
Current liabilities
Liabilities with banks and financial institutions	U.S. dollars	339,133	—	4.46%	339,133	4.46%
Accounts payable to related parties	U.S. dollars	87,798	29,882	4.46%	57,916	4.46%
Accounts payable	U.S. dollars	7,405	—	—	7,405	—
	Total U.S. dollars	434,336	29,882		404,454

Accounts payable	Reais	20,077	20,077		—
Other	Reais	46,823	46,823		—
	Total Reais	66,900	66,900		—

Total current liabilities		501,236	96,782		404,454

•    Non-current liabilities:

		2004
		Total	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years
Non-current liabilities
Liabilities with banks and financial institutionsoans and financing	U.S Dollar	275,466	88,980	59,320	127,166
Provisions	Reais	142,129	23,233	118,896	—
Deferred income taxes	Reais	10,694	10,694	—	—
Accounts payable to related parties	U.S Dollar	39,257	39,257	—	—

Total non-current liabilities		467,546	162,164	178,216	127,166

		2003 (Restated Note 2q)
		Total	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years
Non-current liabilities
Liabilities with banks and financial institutions	U.S Dollar	32,121	32,121
Provisions	Reais	116,521	4,054	112,467	—
	Total Reais	116,521	4,054	112,467	—
Deferred income taxes	Reais	8,996	—	8,996	—

Total non-current liabilities		157,638	36,175	121,463	—

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

Financial statements as of December 31, 2004 and 2005, and for the three years in the period ended December 31, 2005

Deloitte & Co. S.R.L.
Florida 234 - Piso 5°
Buenos Aires C1005AAF
Argentina
Tel: (54) 11-4320-2700
Fax: (54) 11-4320-8081
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Comercializadora de Energía del Mercosur S.A. (CEMSA)

We have audited the consolidated balance sheets of Comercializadora de Energía del Mercosur S.A. (CEMSA) (the “Company”) as of December 31, 2004 and 2005 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Comercializadora de Energía del Mercosur S.A. (CEMSA) as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders’ equity at December 31, 2004 and 2005, to the extent summarized in Note 16.

DELOITTE & Co. S.R.L.

/s/ Carlos A. Lloveras
Carlos A. Lloveras
(Partner)
Buenos Aires, February 21, 2006.

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

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.

BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2004	2005	2005
	ThCh$	ThCh$	ThUS$
ASSETS
CURRENT ASSETS:
Cash	5,576,532	2,554,106	4,984
Time deposits	46,541	3,365,670	6,567
Accounts receivable, net	1,230,314	1,821,968	3,555
Amounts due from related companies (note 5.a)	4,667,558	14,958,633	29,188
Income taxes and V.A.T. recoverable	3,352,352	2,689,598	5,248
Deferred income tax (note 8.b)	—	484,976	946
Other current assets (note 6)	4,092,570	1,885,572	3,679
Total current assets	18,965,867	27,760,523	54,167

NON CURRENT ASSETS:
Other non current assets	—	31,077	61
Total non current assets	—	31,077	61

PROPERTY, PLANT AND EQUIPMENT:
Equipment and others (note 7)	311,081	284,015	554
Accumulated depreciation (note 7)	(170,998)	(199,216)	(389)
Total property, plant and equipment, net	140,083	84,799	165
TOTAL ASSETS	19,105,950	27,876,399	54,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	4,361,549	7,587,958	14,806
Amounts payable to related companies (note 5.b)	4,828,277	9,163,345	17,880
Withholdings	108,081	16,639	32
Income taxes payable (note 8.a)	764,310	415,491	810
Other current liabilities (note 9)	148,581	2,700,249	5,270
Total current liabilities	10,210,798	19,883,682	38,798

NON-CURRENT LIABILITIES:
Deferred income tax (note 8.b)	64,999	45,264	88
Total non-current liabilities	64,999	45,264	88

SHAREHOLDERS’ EQUITY:
Paid-in capital	8,091,459	7,181,150	14,012
Other reserves	32,378	28,736	56
(Accumulated deficit) Retained earnings	(627,122)	626,853	1,223
Net income for the year	1,333,438	110,714	216
Total shareholders’ equity	8,830,153	7,947,453	15,507
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,105,950	27,876,399	54,393

The accompanying notes are an integral part of these financial statements.

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.

STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	5,887,656	12,648,907	1,387,791	2,708

COST OF SALES	(2,158,283)	(8,739,117)	—	—

GROSS MARGIN	3,729,373	3,909,790	1,387,791	2,708

ADMINISTRATIVE AND SELLING EXPENSES	(1,158,787)	(2,274,903)	(1,808,880)	(3,529)

OPERATING INCOME (LOSS)	2,570,586	1,634,887	(421,089)	(821)

NON-OPERATING INCOME AND EXPENSES:
Interest income	—	—	197,710	386
Other non-operating income (note 11.a)	232,201	606,308	250,777	488
Interest expense	(294,350)	(24,487)	(22)	—
Other non-operating expenses (note 11.b)	(8,387)	(48,136)	—	—

NON-OPERATING INCOME (EXPENSE), NET	(70,536)	533,685	448,465	874

INCOME BEFORE INCOME TAXES	2,500,050	2,168,572	27,376	53

INCOME TAXES	(1,061,327)	(835,134)	83,338	163

NET INCOME FOR THE YEAR	1,438,723	1,333,438	110,714	216

The accompanying notes are an integral part of these financial statements.

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005 and thousands of US dollars)

	Paid-in Capital	Other Reserves	Retained earnings/ (Accumulated deficit)	Net income (loss) for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2003	10,069,163	46,079	886,783	(3,387,990)	7,614,035
Transfer of prior year loss to accumulated deficit	—	—	(3,387,990)	3,387,990	—
Cumulative translation adjustment under Chilean GAAP	(1,748,837)	(8,005)	495,876	—	(1,260,966)
Net income for the year	—	—	—	1,355,690	1,355,690
As of December 31, 2003	8,320,326	38,074	(2,005,331)	1,355,690	7,708,759
As of December 31, 2003 (1)	8,829,935	40,407	(2,128,155)	1,438,723	8,180,910

As of January 1, 2004	8,320,326	38,074	(2,005,331)	1,355,690	7,708,759
Transfer of prior year income to accumulated deficit	—	—	1,355,690	(1,355,690)	—
Cumulative translation adjustment under Chilean GAAP	(510,037)	(6,821)	44,310	—	(472,548)
Net income for the year	—	—	—	1,287,102	1,287,102
As of December 31, 2004	7,810,289	31,253	(605,331)	1,287,102	8,523,313
As of December 31, 2004 (1)	8,091,459	32,378	(627,122)	1,333,438	8,830,153

As of January 1, 2005	7,810,289	31,253	(605,331)	1,287,102	8,523,313
Transfer of prior year income to accumulated deficit	—	—	1,287,102	(1,287,102)	—
Cumulative translation adjustment under Chilean GAAP	(629,139)	(2,517)	(54,918)	—	(686,574)
Net income for the year	—	—	—	110,714	110,714
As of December 31, 2005	7,181,150	28,736	626,853	110,714	7,947,453
As of December 31, 2005 (2)	14,012	56	1,223	216	15,507

(1) Restated in thousands of constant Chilean pesos as of December 31, 2005.

(2) Presented in thousands of US$ at the exchange rate as of December 31, 2005 of Ch$512.50 for US$1

The accompanying notes are an integral part of these financial statements

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.

STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$

Net income for the year	1,438,723	1,333,438	110,714	216

Charges (credits) to income which do not represent cash flows:
Depreciation	55,507	54,499	47,456	93
Income taxes	1,061,327	835,134	(83,338)	(163)
Allowance for doubtful accounts			1,396,442	2,725
Other (gains) losses that do not affect cash flows	(1,101,489)	(329,002)	(977,654)	(1,908)

Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	570,835	(847,016)	(591,654)	(1,154)
(Increase) decrease in due from related companies	(9,311,210)	10,808,622	(10,291,075)	(20,080)
Decrease (increase) in other assets	1,056,525	(2,118,305)	2,482,302	3,829

Changes in liabilities which affect cash flows:
Increases (decrease) in accounts payable associated with operating results	7,169,098	(9,242,297)	6,073,591	12,518
Increase (decrease) in income tax payable		64,999	(348,819)	(681)
Increase (decrease) in other accounts payable	(1,565,179)	(112,841)	2,486,669	4,185

Net cash flows provided by (used in) operating activities	(625,863)	447,231	304,634	(420)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(117,875)	(21,818)	(7,932)	(15)

Net cash used in investing activities	(117,875)	(21,818)	(7,932)	(15)

POSITIVE (NEGATIVE) NET CASH FLOW FOR THE YEAR	(743,738)	425,413	296,702	(435)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(1,349,253)	(339,424)	632,610	1,234

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,092,991)	85,989	929,312	799

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,768,505	5,537,084	4,990,464	9,737

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,675,514	5,623,073	5,919,776	10,536

The accompanying notes are an integral part of these financial statements.

COMERCIALIZADORA DE ENERGIA DEL MERCOSUR S.A.

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2005)

Note 1.                            Description of Business

Comercializadora de Energia del Mercosur S.A. (the “Company”, or “CEMSA”) trades in the wholesale electric market, on its own account and on behalf of third parties, and associated with third parties. Additionally, according to the authorization granted by the Energy Department and the Enargas (natural gas regulatory agency), the Company is entitled to perform the same activities in the natural gas market.

According to Resolution No. 613 of December 9, 1998, the Company obtained the authorization of the Energy Department to export 500 MW of firm capacity and associated energy to the Federal Republic of Brazil, during 20 years from the starting date of commercial operations of the International Interconnection Transmission System. The buyer is Companhia de Interconexão Energética (CIEN), which demand comes from an international bid launched by the Federal Republic of Brazil, with which CIEN was awarded.

To comply with the above mentioned export, the Company, together with Endesa Costanera S.A., initiated the First International Transmission Interconnection of high capacity between the regional systems, in order to export capacity and energy from Argentina.

As a consequence of that, the Company entered into agreements with Compañía de Transmisión del Mercosur S.A. for the construction, operation and maintenance of the First International Interconnection System from the Transforming Station (TS) Rincón de Santa María to the TS Garabí, in Argentine territory; and for the national expansion, made up of other works in Rincón de Santa María Substation. The First International Interconnection System started the commercial operations on June 21, 2000.

On December 20, 2000, by Resolution No. 263/00, the Energy Department granted to the Company the license to export another 1,000 MW of firm capacity and associated energy to the Federal Republic of Brazil, for the customer Companhia de Interconexão Energética.

To comply with this new commitment, the Company entered into agreements with Transportadora de Energía S.A. for the construction, operation and maintenance of the Second International Interconnection System from the TS Rincón de Santa María to the TS Garabí, in Argentine territory; and of the national expansion, made up of other works in Rincón de Santa María Substation. This second system started commercial operations at a reduced capacity of 420 MW, beginning May 1, 2002, and at full capacity on August 1, 2002.

Both lines have the respective Convenience and Public Necessity Certificates issued by the Electricity Regulatory National Entity (ENRE), which also approved the plan of the corresponding transmission lines.

Through Resolution No. 365/01 of November 15, 2001, the Company received licenses from the Energy Department to export an additional 50 MW through the First International Interconnection for a 20 year-period, and by Resolution No. 607/02 of August 8, 2002 to export another 50 MW through the Second International Interconnection for the same period.

On January 24, 2003, the Company obtained from the Energy Department export licenses Nos. 76, 77, and 78/03, to export 338 MW of firm capacity and associated energy to the Republic of Uruguay, for a two year-period beginning on February 1, 2003. On January 4, 2005 the Energy Department authorized the company to export 150 MW to the same destination, over 27 months starting on February 1, 2005.

Additionally, the Company carries out commercial operations in the domestic market, on its own (the Company purchases and resells energy) and on behalf of third parties (the Company intermediates between a generators and distributors/large consumers/traders), in this last case backed by agreements with wholesale electric market generators, which support the commercialization agreements entered into with large customers and distributors.

Note 2.                            Summary of Significant Accounting Policies

a)              General

The financial statements have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the Chilean Superintendence of Securities and Insurance - SVS (collectively “Chilean GAAP”).

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

The Company’s books and records are maintained in Argentine pesos  in conformity with Argentine legislation, except for the elimination of certain items such as the inflation adjustment. These financial statements have been remeasured from Argentine pesos to US dollars, and later translated to Chilean pesos in accordance with the provisions of Technical Bulletin No. 64 (BT No. 64) issued by the Chilean Accountants Association, which is applicable to companies operating in unstable countries (as defined pursuant to BT No. 64) that are not considered as an extension of the holding Company operations.

Additionally, prior to the aforementioned conversion to Chilean pesos,  the Argentine peso denominated financial statements is adjusted for the effects of inflation using Chilean inflation rates  in conformity with Technical Bulletin No. 13 of the Chilean Accountants Association.

The exchange rate as of December 31, 2004 and 2005 was 557.40 and 512.50 Chilean pesos, respectively, per each US dollar. Likewise, the consumer price index issued by the National Statistics Institute of Chile was  2.5% and 3.6% for the years ended on December 31, 2004 and 2005, respectively.

b)              Years covered

These financial statements reflect the Company’s financial position as of December 31, 2004 and 2005, and the results of its operations, changes in shareholders’ equity and its cash flows for the years ended December 31, 2003, 2004 and 2005.

c)              Constant currency restatement

•                  Comparative financial statements – For comparative purposes, the 2003, 2004 and 2005 financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of December 31, 2005, purchasing power.

•                  Convenience translation to U.S. dollars – The financial statements are stated in Chilean pesos. The translation of Chilean pesos into US dollars is included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2005 of Ch$ 512.50 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

d)              Time deposits

Time deposits are presented at nominal value, plus accrued interest as of December 31, 2005. As of December 31, 2004 time deposits were presented at original placement in US dollars, pesoified at the rate of exchange of 1.40 Argentine pesos per each US dollar plus the “reference stabilization coefficient” (“CER”) plus accrued interest, as applicable.

e)              Property, plant and equipment

Property, plant and equipment are valued at the acquisition cost, which includes all significant costs necessary to put these assets in a position to be used in the Company’s business.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its assets. It is the Company’s policy, when evidence exists of an impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows to recover all fixed asset costs, including depreciation that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expenses. The Company has not identified impairments in the net book values of its property, plant and equipment.

f)                Depreciation

Depreciation expense is calculated on the acquisition cost using the straight-line method over the estimated useful lives of the assets.

g)             Revenue recognition

Revenue consists of revenue for electric power sales and the net of purchase and revenue from sales of electric power on behalf of third parties. Revenue is recognized when energy and capacity  are provided at rates specified under contract terms.  In 2005, the Company only made sales on behalf of third parties.

h)             Income tax and deferred income taxes

The Company determines income tax applying the current legal tax rate of 35% to the taxable income of the year.  Deferred taxes are recorded  based on differences between the accounting values and the tax values of assets and liabilities, as well as unused tax losses or tax credits deductible from future taxable income.

In addition, the Company determines the minimum deemed income tax by applying a 1% rate on certain tax basis assets at year-end.  This tax is a complement of income tax. The Company’s tax obligation will be the higher of both taxes. Nevertheless, should the minimum deemed income tax exceeds during a fiscal year the amount of income tax, such excess can be computed as payment on account of any surplus of income tax over the minimum deemed income tax that may occur in any of the next ten fiscal years.

A valuation is recorded to the extent that management determines it is more likely than not that the benefits of deferred tax assets will not be realized.

i)                Statements of cash flows

The statements of cash flows have been prepared in accordance with the indirect method.  Investments considered as cash equivalents, include time deposits with maturities less than 90 days.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

Note 3.                            Change in accounting principles

There were no changes in accounting principles during the years ended December 31, 2003, 2004 and 2005 that would affect the comparison with the prior year financial statements.

Note 4.                            Accounts, notes and other receivables

Current and non current accounts, amounts due from related companies and other receivables as of each year – end, are as follows:

	As of December 31,				As of December 31,
	Under 90 days		91 days to 1 year		Current		Non-current
Account	2004	2005	2004	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivable	1,230,314	1,821,968	—	—	1,230,314	1,821,968	—	—
Amounts due from related companies	3,992,091	14,958,633	675,467	—	4,667,558	14,958,633	—	—
Income taxes and V.A.T. recoverable	2,216,485	—	1,135,867	2,689,598	3,352,352	2,689,598	—	—
Other current assets	4,092,570	1,885,572	—	—	4,092,570	1,885,572	—	—
Deferred income tax	—	—	—	—	—	484,976	—	—
Other – non current assets	—	—	—	—	—	—	—	31,077
Total					13,342,794	21,840,747		31,077

Note 5.                            Balances and transactions with related companies

The balances of accounts receivable and payable are as follows at December 31, 2004 and 2005:

a)                                      Amounts due from related companies:

	As of December 31,
	Current
	2004	2005
	ThCh$	ThCh$

Companhia de Interconexão Energética	4,667,558	14,956,261
Edesur S.A.	—	2,372
Total	4,667,558	14,958,633

b)                                      Amounts due to related companies:

	As of December 31,
	Current
	2004	2005
	ThCh$	ThCh$

Central Costanera S.A.	2,931,770	7,056,167
Hidroeléctrica El Chocón S.A.	341,567	660,961
Compañía de Transmisión del Mercosur S.A.	185,015	322,982
Transportadora de Energía S.A.	1,012,850	592,927
Central Dock Sud S.A.	357,075	530,308
Total	4,828,277	9,163,345

c)                                      Transactions with related companies:

The details of transactions with related companies as of December 31, 2005 are as follows:

	Nature of relation	Description of transaction	Amount	Effect in Results (expense)/inco me
			ThCh$	ThCh$

Compahia de Interconexao Energética S.A.	Direct	Energy sales	34,060,806	34,060,806
Endesa Costanera SA	Indirect	Energy purchases	7,598,870	(7,598,870)
Hidroeléctrica el Chocón S.A.	Indirect	Energy purchases	3,429,691	(3,429,691)
Central Dock Sud S.A.	Indirect	Energy purchases	1,455,331	(1,455,331)
Compañía de Transmisión del Mercosur S.A.	Indirect	Energy transport	2,008,772	(2,008,772)
Transportadora de Energía S.A.	Indirect	Energy transport	3,687,113	(3,687,113)

Note 6.                            Other current assets

Other current assets are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Time deposits in guarantee to third parties (note 15)	4,068,921	1,875,207
Others	23,649	10,365
	4,092,570	1,885,572

Note 7.                            Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of December 31,		Useful lives
	2004	2005	Years
	ThCh$	ThCh$

Furniture and fixtures, tools, and computing equipment	116,483	111,310	3
Vehicles	80,226	71,200	5
Other assets	114,372	101,505	5
Equipment and others	311,081	284,015
Accumulated depreciation at beginning of year	(116,499)	(151,760)
Depreciation of the year	(54,499)	(47,456)
Accumulated depreciation at end of year	(170,998)	(199,216)
Total property, plant and equipment, net	140,083	84,799

Note 8.                            Income taxes payable and deferred taxes.

a)                                      Income taxes payable as of each year-end are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Income tax provision – current	764,310	415,491
	764,310	415,491

b)                                      Deferred taxes as of each year-end are as follows:

	2004				2005
	Deferred taxes Assets		Deferred taxes Liabilities		Deferred taxes Assets		Deferred taxes Liabilities
Concepts	Short term M$	Long term M$	Short term M$	Long term M$	Short term M$	Long term M$	Short Term M$	Long term M$

Temporary differences	—	—	—	—	—	—	—	—
Exchange rate	—	—	—	71,629	—	—	—	54,168
Depreciation	—	—	—	2,616	—	8,904	—	—
Non deductible allowance	—	9,246	—	—	484,976	—	—	—
Totals	—	9,246	—	74,245	484,976	8,904	—	54,168

c)                                      The net effect of recording taxes resulted in a net charge to income of ThCh$ (835,134) and ThCh$ 83,338 in the years ended December 31, 2004 and 2005, respectively.

	2004	2005
	ThCh$	ThCh$

Income tax provision	(764,310)	(415,491)
Deferred taxes	(70,824)	498,829
Total	(835,134)	83,338

Note 9.                            Other current liabilities

Other current liabilities are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Customer advances	—	2,463,619
Others	148,581	236,630
Total	148,581	2,700,249

Note 10.                     Shareholders’ Equity

a)              Dividends

During the years ended December 31, 2003, 2004 and 2005 the Company has not paid dividends.

b)              Number of shares

As of December 31, 2004 and 2005 the number of shares authorized, issued and outstanding was 14,012,000, all of which have voting rights.

c)              Subscribed and paid-in capital:

	As of December 31, 2005
	Shares	ThCh$

As of December 31, 2004	14,012,000	7,810,289
Exchange rate conversion difference	—	(629,139)
As of December 31, 2005	14,012,000	7,181,150

d)              Other reserves

Other reserves accounts comprises the legal reserve, recorded in accordance with the Argentine Corporations Law and the articles of incorporation, of 5% of the net income for the year, after prior year adjustments if any, until such reserve equals 20% of the capital.

Note 11.                     Other non-operating income and expenses

a)                                      The detail of other non-operating income is as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	232,201	—	104,708
Others	—	606,308	146,069
Total	232,201	606,308	250,777

b)              Other non-operating expenses are as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Effect of application of BT 64	—	48,136	—
Others	8,387	—	—
	8,387	48,136	—

Note 12.                     Commitments with Banco Santander Central Hispano

As a guarantee for the financing obtained for the construction of the two interconnection lines mentioned in note 1, the related companies Companhia de Interconexão Energética (CIEN), Compañía de Transmisión del Mercosur S.A., (CTM) and Transportadora de Energía S.A. (TESA) (collectively, the “Project Companies”) assigned to Banco Santander Central Hispano S.A. (Collateral Agent), and to the other lenders, in conformity with the trust collateral assignments as well as documents subscribed by the Company denominated Security Consent, the rights against the Company arising from the contracts in force between the Company and the Project Companies (transmission fee). Through such assignment, the Company had committed to pay to Banco Río de la Plata S.A, as trustee, all the amounts due to the Project Companies related to the above mentioned contracts. Also, the Collateral Agent will have the right to exercise all the rights held by the Project Companies under the terms of the contracts assigned, by means of true notice given to the Company.

On December 23, 2004, the Project Companies entered into a contract with the lenders called Second Global Amendment Agreement (SGAA) by which such entities committed not to exercise any of the rights granted through the assignment, among which there are the Trust Contract and the Security Agreement indicated above, and the Project Companies are entitled to request the termination of such contracts, whenever there is no breach of contract to the obligations imposed by the documents that support the financing that are not duly formalized

Due to the above, on August 8, 2005 the Project Companies subscribed with the BSCH (acting on its own behalf and in representation of the other lenders) the Agreement of Termination of the Trust Contracts referred to above, having all the debtors assigned been notified of the cancellation of such trust assignment.

Note 13.                     Foreign Currencies

As of December 31, 2004 and 2005, foreign currency denominated assets and liabilities are as follows:

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

a) Current assets
Cash	US$	5,116,998	627,217
	Argentine Peso	459,534	1,926,889
Time deposits	Argentine Peso	46,541	—
	US$	—	3,365,670
Accounts receivable, net	US$	478,535	1,081,182
	Argentine Peso	751,779	740,786
Amounts due from related companies	US$	4,664,252	14,958,633
	Argentine Peso	3,306	—
Income taxes and V.A.T. recoverable	US$	1,394,683	1,756
	Argentine Peso	1,957,669	2,687,842
Other current assets	US$	3,549,202	1,875,207
	Argentine Peso	543,368	10,365
Total current assets		18,965,867	27,275,547

b) Property, plant and equipment
Equipment and others	US$	311,081	284,015
Accumulated depreciation	US$	(170,998)	(199,216)
Total Property, plant and equipment, net		140,083	84,799

c) Non current assets
Deferred income tax	Argentine Peso	—	484,976
Other non-current assets	Argentine Peso	—	31,077
Total non current assets		—	516,053

Total assets		19,105,950	27,876,399

d) Total assets
Total assets by currency	US$	15,343,754	21,994,464
	Argentine Peso	3,762,196	5,881,935
Total assets		19,105,950	27,876,399

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

e) Current liabilities
Accounts payable	Argentine Peso	4,361,549	7,587,958
Amounts payable to related companies	US$	3,232,210	7,510,975
	Argentine Peso	1,596,067	1,652,370
Withholdings	Argentine Peso	108,081	16,639
Income taxes payable	Argentine Peso	764,310	415,491
Other current liabilities	Argentine Peso	—	236,630
	US$	148,581	2,463,619
Total current liabilities		10,210,798	19,883,682

f) Non-Current liabilities
Other non-current liabilities	Argentine Peso	64,999	45,264
Total non-current liabilities		64,999	45,264

Total liabilities		10,275,797	19,928,946

g) Total liabilities
Total liabilities by currency	US$	3,232,211	9,974,594
	Argentine Peso	7,043,586	9,954,352
Total liabilities		10,275,797	19,928,946

Note 14.                     Power sale contracts to Brazil

On June 21, 2000 the Company started exporting 500MW of capacity and associated energy to Brazil under the terms of a contract  with CIEN. Pursuant thereto, the Company signed two contracts with Central Piedra Buena S.A. and Endesa Costanera S.A. under which these generators will each supply 250MW of capacity and associated energy to the Company. Under such contracts, CEMSA acts on behalf of the generators (the Company intermediates between a generator and distributors/large consumers/traders), and also on its own (the Company purchases and resells energy) as from 2002. During a 20-year term, generators transfer the marketing of two 250MW blocks of the total production capacity of power of their plants located in Bahía Blanca and in the City of Buenos Aires, respectively, to meet the supply to CIEN. The Company shall reimburse to Central Piedra Buena S.A. and to Endesa Costanera S.A. the amounts collected from Companhia de Interconexão Energética for providing the capacity and the associated electric energy.

During fiscal year 2001, the Company has entered into a contract with CIEN in which it agreed to supply an additional 50 additional MW of capacity and associated energy. To comply with such obligation, the Company signed an agreement with Centrales Térmicas del Noroeste S.A. which started operating on December 1, 2001.

As mentioned in Note 1, on December 20, 2000 under Resolution 263/00, the Energy Department granted the Company a permit to export 1000 additional MW of capacity and associated energy to Brazil, as from the start - up of the Second Electric Energy Transmission System of International Connection which occurred on August 1, 2002. The customer is CIEN. To fulfil such obligation, CEMSA has signed trading agreements with several generators.

In April 2005, the Brazilian customer called for dispatch of approximately 1690MW. The supply was not fully complied with due to lack of availability (including fuel) of certain support units, and the obstacle from CAMMESA, on the basis of Resolutions of the Energy Department 839/2004 (which allow to export energy only if it is generated with natural gas) and 949/2004 (which forbid to purchase power in the spot market if the turbines assigned to dispatch the exports are not available). Consequently, CEMSA reported to CIEN a partial force majeure situation.

During April, Endesa Costanera S.A., Central Dock Sud S.A., AES Alicurá S.A., AES Juramento S.A., Central Piedra Buena S.A. (CPB), and Central Térmica del Noroeste S.A., supporters of the export contracts, have all claimed unavoidable action and force majeure. Consequently, on April 2, 2005 CEMSA reported its own force majeure condition. Subsequently, the generators referred to above invoked disruption of the economic-financial equilibrium of the contracts.

CEMSA, in its capacity as agent of the generators, reported on April 29, 2005 the claims to the Brazilian customer.

Subsequently, CPB notified the unilateral termination of the Generating Marketing Agreements. CEMSA rejected the termination.

The Energy Department took action and submitted the antecedents to the Electricity Regulatory National Entity (ENRE).

Meanwhile, On December 9, 2005 the Argentine and Brazilian authorities had signed an Agreement on the Understanding of Energy Matters for the Interim Period, by which both countries engaged to “carry out possible actions to adjust the electric energy export regulations for the Interim Period” (from the signature of the Agreement and December 31, 2008). The Agreement is the framework to channel the renegotiation of the export contracts.

AES Alicurá S.A., AES Juramento S.A., Central Dock Sud S.A. and Endesa Costanera S.A. are currently renegotiating with CEMSA the termination and/or suspension of the Marketing Agreements, notwithstanding the offers that are being discussed for an Interim Period to re-adapt the Wholesale electric market (WEM).

Note 15. Guarantees granted

The company has granted guarantees of Th$Ch 1,798,842 and Th$Ch 76,365 in favor of Transportadora de Gas del Norte S.A. (TGN) and Transportadora de Gas del Sur S.A. (TGS), respectively. TGN and TGS are two natural gas transporters, and the guarantees were granted to participate in the Open Bidding for Expanding TGS and TGN Gas-pipeline Systems, which have been called under the request of the Gas National Regulatory Agency (ENARGAS). These guarantees were granted establishing a counter — guarantee over funds deposited abroad.

Additionally, in 2005, the Company has granted a guarantee in a favor of CAMMESA for ThCh$ 520,100 under the terms of the regulations related to the traders operating in the Whosale Electric Market.  The guarantee was granted by a bank on behalf the Company.  As of December 31, 2004, the guarantee in favor of CAMMESA amounted to ThCh$ 3,537,291, and was granted establishing a counter – guarantee over funds deposited abroad.

Note 16. Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

I.    Differences in Measurement Methods

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders´ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America.

a)              Inflation accounting

The cumulative inflation rate in Chile as measured by the consumer price index for the three-year period ended December 31, 2005 was approximately 7.1%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form-20-F the reconciliation included herein of net income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

b)              Derivative instruments

The interconnection lines mentioned in Note 1, were built to sell energy generated in Argentina in the Brazilian market, as the Brazilian energy market heavily relies on hydro-electric generation and has historically had significant problems with meeting its energy needs economically due to lack of rainfall. In order to calculate the fair values of the purchase and sale contracts related to the energy to be sold in the Brazilian market, the Argentine market prices were used. The Company considers the Argentine prices to be the correct benchmark to value the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian market to any parties other than those currently contracted. Therefore the Company views the interconnection as an extension of the Argentine market and as a more appropriate measure of the fair value of energy.

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

SFAS 133 requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments.  Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effects of the adjustment with respect to embedded derivatives for the years ended December 31, 2003, 2004 and 2005 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (c) below.

c)              Effect of conforming to U.S. GAAP

The reconciliation of reported net income (loss) required to conform to U.S. GAAP is as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	1,438,723	1,333,438	110,714

Derivative instruments	5,963,800	(14,261,508)	(62,062,606)
Deferred tax effects on the U.S. GAAP adjustments	(2,087,330)	4,991,528	21,721,912
Net income (loss) in accordance with U.S. GAAP	5,315,193	(7,936,542)	(40,229,980)

Other comprehensive income (loss):
Cumulative translation adjustment related to U.S GAAP adjustments	(9,700,617)	(4,374,504)	(4,099,635)
Cumulative translation adjustment under Chilean GAAP	1,260,966	472,548	686,574

Comprehensive income (loss) in accordance with U.S.GAAP	(3,124,458)	(11,838,498)	(43,643,041)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	8,180,910	8,830,153	7,947,453

Derivative instruments	73,101,292	52,726,093	(15,268,330)
Deferred tax effects on the U.S. GAAP adjustments	(25,585,452)	(18,454,133)	5,343,915

Shareholders’ equity in accordance with U.S. GAAP	55,696,750	43,102,113	(1,976,962)

II.    Additional disclosure requirements

(a)          Basic and diluted earnings per share:

	For the year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Chilean GAAP earnings per share	0,10	0,10	0,008
U.S. GAAP earnings (loss) per share:
• U.S.GAAP earnings (loss) per share before effect of cumulative effect of change in accounting principle	0,38	(0,57)	(2,87)
• Cumulative effect of change in accounting principle (net of tax)
• Basic and diluted U.S. GAAP earnings (loss) per share	0,38	(0,57)	(2,87)
Total number of common outstanding shares at December 31,	14,012,000	14,012,000	14,012,000
Weighted average number of common share outstanding	14,012,000	14,012,000	14,012,000

The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year.  The Company has not issued convertible debt or contingent equity securities.  Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

b)              Cash flow information:

(i)             The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash (used in) provided by operating activities under Chilean GAAP	(625,863)	447,231	304,634
Cash (used in) provided by operating activities under US GAAP	(625,863)	447,231	304,634
Cash used in investing activities under Chilean GAAP	(117,875)	(21,818)	(7,932)
Cash used in investing activities under US GAAP	(117,875)	(21,818)	(7,932)

(ii)	Cash and cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash	5,486,123	5,576,532	2,554,106
Time deposits	50,961	46,541	3,365,670
Total cash and cash equivalents under Chilean GAAP	5,537,084	5,623,073	5,919,776
Total cash and cash equivalents under US GAAP	5,537,084	5,623,073	5,919,776

(iii)       Additional disclosures :

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Income taxes paid during the year	(364,583)	(311,652)	(1,029,283)
Fixed assets acquired	(117,875)	(21,818)	(7,932)

d)              Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2004 and 2005 for which it is practicable to estimate that value:

•                      Cash – The fair value of the Company’s cash is equal to its carrying value.

•                      Time deposits – The fair value of time deposits approximates carrying value due to the relatively short-term nature.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2004		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	5,576,532	5,576,532	2,554,106	2,554,106
Time deposits	46,541	46,541	3,365,670	3,365,670
Accounts receivable, net	1,230,314	1,230,314	1,821,968	1,821,968
Amounts due from related companies	4,667,558	4,667,558	14,958,633	14,958,633
Income taxes and V.A.T. recoverable	3,352,352	3,352,352	2,689,598	2,689,598
Deferred income tax	—	—	484,976	484,976
Other current assets	4,092,570	4,092,570	1,885,572	1,885,572
Other non current assets	—	—	31,077	31,077
Accounts payable	4,361,549	4,361,549	7,587,958	7,587,958
Amounts payable to related companies	4,828,277	4,828,277	9,163,345	9,163,345
Withholdings	108,081	108,081	16,639	16,639
Income taxes payable	764,310	764,310	415,491	415,491
Other current liabilities	148,581	148,581	2,700,249	2,700,249
Other non-current liabilities	64,999	64,999	45,264	45,264
Derivative contracts	52,726,093	52,726,093	15,268,330	15,268,330