Form 20-F
period 2006-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2007-05-14
CIK 926864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-13240
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

EMPRESA NACIONAL DE ELECTRICIDAD S.A	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Santa Rosa 76, Santiago, Chile
Telephone No. (562) 630-9000
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class	registered

American Depositary Shares	New York Stock Exchange
Shares	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: [None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$230,000,000	7.875%	Notes due 2027
$220,000,000	7.325%	Notes due 2037
$200,000,000	8.125%	Notes due 2097
$400,000,000	7.750%	Notes due 2008
$400,000,000	8.500%	Notes due 2009
$400,000,000	8.350%	Notes due 2013
$200,000,000	8.625%	Notes due 2015
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Shares of Common Stock: 8,201,754,580
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
☑ Large accelerated filer     ☐ Accelerated filer     ☐ Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

GLOSSARY

AESGener	AES Gener S.A.	Chilean generation company that competes with Endesa Chile in Chile, both in the SIC and the SING systems, also, in Argentina, Brazil and Colombia.

AFP	Administradora de Fondos de Pensiones	Chilean pension funds.

Ampla	Ampla Energía e Servicos S.A.	Brazilian distribution company operating in Rio do Janeiro owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Endesa Chile’s Colombian subsidiary which operates a 541 MW hydroelectric facility.

Cachoeira Dourada	Centrais Eléctricas Cachoeira Dourada S.A.	Brazilian company owned by Endesa Brasil, a subsidiary of Enersis, with a hydroelectric capacity of 658 MW.

CAM	Compañía Americana de Multiservicios Ltda.	Enersis’ subsidiary engaged in the electrical parts procurement business.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentinean company in charge of the operation of the MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CCEE	Cámara de Comercialização de Energia Elétrica	Chamber of Commercialization of Energy in Brazil.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in each Chilean electric system in carge of coordinating the efficient operation and dispatch of units to satisfy the demand at any time.

CELTA	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’ subsidiary that operates in the SING with 182 MW in thermal plants

CEMSA	Compañía de Energía del Mercosur S.A.	Endesa Chile’s subsidiary trading company with operations in Argentina.

CGE	Compañía General de Electricidad S.A	The second largest Chilean distribution company and a client of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean main distribution company owned by Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly owned by Endesa Brasil, Enersis’ subsidiary.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission; governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by Enersis.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará; Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Chile’s subsidiary transmission company with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with concession area in the northern part of Lima.

El Chocón	Hidroeléctrica El Chocón S.A.	Endesa-Chile’s subsidiary with two hydroelectric plants, El Chocón (1,200MW) y Arroyito (120MW), both located in the Limay River, Argentina.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of Enersis, created in 2005 to improve the positioning of the Group in this country.

Endesa Fortaleza	Central Geradora Termeléctrica Endesa Fortaleza S.A.	Endesa Fortaleza owns a 322 MW combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is fully owned by Endesa Brasil, Enersis’ subsidiary.

Endesa Internacional	Endesa Internacional S.A.	ENDESA, S.A. subsidiary to control operations in Latin America.

ENDESA, S.A.	Endesa, S.A.	The largest electricity generation and distribution company in Spain; it owned a 60.6% beneficial interest in Enersis as of December 31, 2006.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market. The MEM corresponds to the Sistema Interconectado Nacional or National Interconnected System, or NIS, in Argentina.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are NIS in Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétricos	Brazilian nonprofit private entity responsible for the planning and coordination of operations in interconnected systems.

ORSEP	Organismo Responsable de la Seguridad de las Presas	The entity for safety of dams; ORSEP, in its Spanish acronym.

OSINERG	Organismo Supervisor de la Inversión en Energía	Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electric company, owner of Pangue power station. Pangue is an Endesa Chile’s subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electric company, owner of three power stations in the Maule basin. Pehuenche is an Endesa Chile’s subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electric company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Governmental entity in charge of supervising the Chilean electric industry, including fuels.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected system.

SING	Sistema Interconectado del Norte Grande	Electric system operating in the northern region of Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising securities.

TESA	Transportadora de Energía del Mercosur S.A.	Endesa Chile’s subsidiary transmission company with operations in Argentina.

UTA	Unidad Tributaria Anual	Chilean monetary unit used to define fines, among other purposes. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monetary unit used to define fines, among other purposes.

VAD	Valued Added Distribution	Valued Added Distribution component, in the several countries.

VNR	Valor Nuevo de Reemplazo	The net replacement value, in its Spanish acronym.

INTRODUCTION
     As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and its consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2006.
Financial Information
     In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$”, are to United States dollars; references to “pesos” or “Ch$” are to Chilean pesos; the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil; references to “soles” are to Peruvian soles, the legal currency of Peru; references to “CPs” or Colombian pesos are to the legal currency of Colombia; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2006, 1 UF was equivalent to Ch$ 18,336.38. The dollar equivalent of 1 UF was $ 34.44 at December 31, 2006, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2006 of Ch$ 532.39 per $ 1.00. As of April 30, 2007, 1 UF was equivalent to Ch$ 18,413.67. The dollar equivalent of 1 UF was $ 35.01 for April 30, 2007, using the Observed Exchange Rate reported by the Central Bank of Ch$ 525.96 per $ 1.00.
     The audited consolidated financial statements of Empresa Nacional de Electricidad S.A., or Endesa Chile (the “Company”), and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, (Superintendency of Securities and Insurance), or SVS. Data expressed in pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2006 are expressed in constant pesos as of December 31, 2006. See Note 18 to our audited consolidated financial statements included herein. For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2006 calendar year is the percentage change between the November 2005 Chilean CPI and the November 2006 Chilean CPI, which was 2.1%. Chilean GAAP, as applied to the Company, differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 18 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP stockholders’ equity and net income as of and for the three years in the period ended December 31, 2006.
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
     Endesa Chile consolidates all of its operational Chilean subsidiaries. In Argentina, Endesa Chile consolidates the hydroelectric company Central Hidroeléctrica El Chocón S.A., (“El Chocón”), and the thermoelectric company Endesa Costanera. In Colombia, Endesa Chile consolidates the generation companies Central Hidroeléctrica de Betania S.A. (“E.S.P.”, or “Betania”), and Emgesa S.A. E.S.P., (“Emgesa”). Endesa Chile also consolidates the generation company Edegel S.A.A. (“Edegel”), in Peru.
     For the convenience of the reader, this annual report contains translations of certain peso amounts into dollars at specified rates. Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” at

December 31, 2006. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. No representation is made that the peso or dollar amounts shown in this annual report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”
Technical Terms
     As used throughout, references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by us from our generators.
     Technical transmission energy losses are calculated by:
•	subtracting the number of GWh of energy sold from the number of GWh of energy purchased and generated (which already excludes own energy consumption and losses of the power plant), within a given period.
Calculation of Economic Interest
     References are made in this annual report to the “economic interest” of Endesa Chile and its subsidiaries or related companies. In circumstances where Endesa Chile does not directly own its interest in a subsidiary or related company directly, the economic interest of Endesa Chile in such subsidiary or related company is calculated by multiplying the percentage ownership interest of Endesa Chile in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership of such subsidiary or related company. For example, if Endesa Chile owns 60% of a directly held subsidiary and that subsidiary owns 40% of a related company, Endesa Chile’s economic ownership interest in such related company would be 24%. References are also made in this annual report to the economic interest of Endesa Chile in its subsidiaries and related companies.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected financial data.
     The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, included in this annual report. The audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Superintendency of Securities and Insurance (“SVS”), which differ in certain important respects from U.S. GAAP. Note 32 to the audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods indicated therein. Financial data as of and for each of the five years ended December 31, 2006 in the following table have been restated in constant pesos as of December 31, 2006.
     All data, except ratios and operating data, are in millions. For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2006, are converted at the Observed Exchange Rate for December 31, 2006 of Ch$ 532.39 per $ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. No representation is made that the peso or dollar amounts shown in this annual report could have been or could be converted into dollars or pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “Item 3. Key Information–A. Selected Financial Data–Exchange Rates” below.
     Our principal operating subsidiaries were consolidated prior to 1998. As of October 1, 2005, the 92.51% participation interest Endesa Chile held in Centrais Eléctricas Cachoeira Dourada S.A., or “Cachoeira Dourada”,, was contributed to Endesa Brasil and consequently ceased to be consolidated by Endesa Chile, which significantly affected balance sheet figures at December 31, 2005. More important effects may appear in future income statements since revenues and related costs will no longer be consolidated. See “Item 4.A – History and Development of the Company”, for details on Endesa Brasil. All companies have been consolidated according to Chilean GAAP.
     The information detailed in the following table includes the effect of certain accounting changes for the five years ended and as of December 31, 2006, which affect the comparability presented below. For further information on changes in accounting policies see Notes 3 and 32 to our consolidated financial statements.

	As of or for the year ended December 31, (in constant millions of Ch$)
	2002	2003	2004	2005	2006	2006
						(millions of
	Ch$	Ch$	Ch$	Ch$	Ch$	U.S.$) (1)
Chilean GAAP:
Revenues from operations	1,027,258	997,768	1,092,305	1,146,623	1,337,121	2,511.54
Cost of operations	(608,390)	(596,794)	(665,531)	(704,081)	(793,260)	(1,490.00)
Administrative and selling expenses	(39,738)	(33,961)	(36,434)	(39,388)	(39,386)	(73.98)
Operating income	379,130	367,013	390,340	403,154	504,475	947.57
Equity in income (losses) of related companies, net	9,384	18,832	20,312	13,855	42,345	79.54
Goodwill amortization	(118,880)	(1,673)	(1,549)	(1,395)	(943)	(1.77)

	As of or for the year ended December 31, (in constant millions of Ch$)
	2002	2003	2004	2005	2006	2006
						(millions of
	Ch$	Ch$	Ch$	Ch$	Ch$	U.S.$) (1)
Interest (expense) income, net	(222,184)	(204,777)	(187,906)	(166,670)	(157,101)	(295.09)
Price-level restatement and foreign currency translation, net	3,894	10,334	24,161	16,560	5,095	9.57
Other non-operating income (expense), net	(15,429)	(16,793)	(29,664)	(20,732)	(13,601)	(25.55)
Income before income taxes, minority interest and negative goodwill amortization	35,915	172,935	215,694	244,769	380,270	714.26
Income taxes	(77,341)	(29,683)	(98,823)	(93,885)	(130,857)	(245.79)
Extraordinary loss	(11,968)	—	—	—	—	—
Minority interest	(50,896)	(75,446)	(45,274)	(53,571)	(65,911)	(123.80)
Amortization of negative goodwill	94,084	16,903	17,031	15,632	6,037	11.34
Net income (loss)	(10,206)	84,710	88,628	112,946	189,541	356.01
Net income (loss) per share in Ch$/U.S.$	1.25	10.33	10.80	13.77	23.11	0.04
Net income (loss) per ADS in Ch$/U.S.$ (2)	37.33	309.98	324.07	413.20	693.29	1.30
US GAAP (6):
Revenues from operations	1,005,548	997,769	1,092,305	1,146,623	1,337,121	2,511.54
Operating income	207,695	169,643	410,319	419,537	529,354	994.30
Equity in income of related companies	32,229	48,999	20,313	(15,311)	46,584	87.50
Income taxes	(92,651)	26,529	(161,068)	(101,838)	(138,913)	(260.92)
Net Income (loss) from continuing operations	(82,289)	78,865	67,213	102,382	211,894	398.01
Cumulative effect of changes in accounting principles, net of tax and MI	—	(131)	1,277	—	—	—
Income from discontinued operations, net of tax and MI	301	125	—	—	—	—
Net income (loss)	(81,986)	78,859	68,490	102,382	211,894	398.01
Income (loss) from continuing operations per share in Ch$/U.S.$	(10.03)	9.73	8.20	12.49	25.83	0.05
Cumulative effect of changes in accounting principles	—	(0.02)	0.15	—	—	—
US GAAP EPS before discontinued operations	(10.03)	9.71	8.35	12.49	25.83	0.05
US GAAP EPS from discontinued operations	0.03	0.02	—	—	—	—
Net income (loss) per share in Ch$/U.S.$	(10.00)	9.73	8.35	12.49	25.83	0.05
Income (loss)from continuing operations per ADS in Ch$/U.S.$	(300.82)	291.90	246.0	374.60	748.30	1.41

	As of or for the year ended December 31, (in constant millions of Ch$)
	2002	2003	2004	2005	2006	2006
						(millions of
	Ch$	Ch$	Ch$	Ch$	Ch$	U.S.$) (1)
Income (loss) from discontinued operations per ADS in Ch$/U.S.$	0.92	0.61	—	—	—	—
Net income (loss) per ADS in Ch$/U.S.$ (4)	(299.9)	292.51	246.0	374.60	748.30	1.41

Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	7,144,273	5,925,516	5,624,786	4,976,835	5,284,687	9,926
Long-term liabilities	2,695,042	2,482,423	2,318,189	1,807,730	2,093,571	3,932
Minority interest	1,640,625	1,320,278	1,192,505	953,512	935,188	1,757
Total Shareholders’ equity	1,566,605	1,618,351	1,659,511	1,676,746	1,794,310	3,370
Capital stock	1,138,620	1,138,620	1,138,620	1,138,620	1,138,620	2,139
US GAAP
Total assets	6,852,743	5,588,787	5,281,912	4,695,425	4,995,237	9,382.67
Long-term liabilities	2,925,940	2,564,032	2,442,720	1,943,603	2,204,469	4,140.70
Minority interest	1,669,846	1,277,390	1,100,033	874,678	851,234	1,598.89
Total Shareholders’ equity	1,154390	1,217,997	1,261,744	1,309,161	1,443,984	2,712.27
Capital stock	1,138,620	1,138,620	1,138,620	1,138,620	1,138,620	2,138,70
Other Consolidated Financial Data
Chilean GAAP:
Capital expenditures (5)	147,675	142,182	101,689	60,014	170,085	319
Depreciation and amortization	242,781	181,149	166,654	161,040	171,320	322
Cash dividends per share in Ch$/$ (3)	—	2.43	4.37	5.97	2.57	0.0048
Cash dividends per ADS in $ (2)(3)(4)	—	0.00	0.00	0.00	0.14	0.14
Weighted average shares outstanding (million)	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS (million)	16	14	14	14	14	14

(1)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$ 532.39 per dollar the Observed Exchange Rate as of December 31, 2006. You should not construe the translation of currency amounts in this annual report to be a representation that the peso amounts actually represent current dollar amounts or that you could convert peso amounts into dollars at the rate indicated or at any other rate.

(2)	Per ADS amounts in millions of constant pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares). Per share amounts in millions of $ are determined by dividing per ADS amounts by 30.

(3)	This chart details dividends payable in any given year, and not necessarily paid that same year. 2005 dividend was paid in March 30, 2006. The final dividend for 2006 will be paid after the stockholders meeting held on April 24, 2007.

(4)	Dollar amounts are calculated by applying the dollar exchange rate on the dividend payment date to the nominal peso amount.

(5)	Capital expenditures do not include investments in equity investments and capital expenditures in development stage subsidiaries.

(6)	For reconciliation from Chilean GAAP to U.S. GAAP, see Note 32, “Differences between Chilean and United States Generally Accepted Accounting Principles” of our Audited Consolidated Financial Statements.

Exchange Rates
     Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of Endesa Chile’s shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”). These exchange rate fluctuations will likely affect the price of the Company’s American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars. In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.
     In Chile, the Ley Orgánica del Banco Central de Chile No. 18,840 (the “Central Bank Act”), enacted in 1989, made it easier to buy and sell foreign currency in Chile. The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign currency take place in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities which have been specifically authorized by the Central Bank. Other purchases and sales of foreign currency which can take place outside of the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile. Free market forces drive both the Formal and Informal Exchange Markets. Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments and distributions must be necessarily done through the Formal Exchange Market.
     For purposes of operating of the Formal Exchange Market, the Chilean Central Bank sets a reference exchange rate (dólar acuerdo or the “Reference Exchange Rate”). The Reference Exchange Rate is set daily by the Central Bank, taking into account internal and external inflation and variations in parities between the peso and each of the dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively. The daily observed exchange rate (dólar observado) (the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is calculated by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.
     The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities that are not authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). No limits were imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2006, the Informal Exchange Rate was Ch$ 533.38, or 0.19% higher than the published Observed Exchange Rate of Ch$ 532.39 per $ 1.00. On April 30, 2007, the informal exchange rate was Ch$ 524.76 per $ 1.00, 0.23% lower than the Observed Exchange Rate corresponding to such date, of Ch$ 525.96 per $ 1.00. Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2006.
     The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the peso or dollar amounts referred to herein could have been or could be converted into dollars or pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Observed Exchange Rate (1)
	(Ch$ per U.S.$)
			Average	Period-
Year	Low (2)	High (2)	(3)	end
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39

	Observed Exchange Rate (1)
	(Ch$ per U.S.$)
			Average	Period-
Last six months	Low (2)	High (2)	(3)	end
2006
November	523.34	530.61	—	527.69
December	524.78	534.43	—	532.39
2007
January	534.42	545.18	—	544.49
February	535.29	548.67	—	540.07
March	535.36	541.95	—	539.21
April	525.96	539.69	—	525.96
Source: Chilean Central Bank.
(1)	Reflects pesos at historical values rather than in constant pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period. This is not applicable to monthly data.
B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk Factors.
Risks Relating to Our Operations in Every Country in Which We Operate
  Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.
     Approximately 64% of our consolidated installed capacity in Chile, Argentina, Colombia and Peru is hydroelectric. Accordingly, adverse hydrological conditions may negatively affect our business and have a substantial effect on our result of operations.
     During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently. Our operating expenses increase during these periods and, depending on the size of our commitments, we may have to buy electricity from other parties to comply with our contractual supply obligations. The cost of these electricity purchases in the spot market may exceed the price at which we are contractually obligated to sell electricity, thus resulting in losses under these contracts.
     We have a commercial and risk-reduction policy to mitigate the potential impact of interruptions may have on our ability to supply electricity, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages. Pursuant to this policy, a volume of contracts is determined for each generation company that reduces the risks to specific levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level must include clauses that shift the risk of interruptions to our customers. Despite this risk reduction policy, a prolonged drought could adversely affect our results.
   Regulatory authorities may impose fines on us.
     In Chile, our electricity businesses may be subject to regulatory fines for any violation of existing regulations, including energy supply failure. Such fines may range from 1 Unidad Tributaria Mensual (“UTM”), or $ 60, to 10,000 Unidades Tributarias Anuales (“UTA”), or $ 7.2 million using the UTM, UTA and foreign exchange rate as of December 31, 2006. Any electricity company supervised by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines, which apply in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company. These fines may be appealed. An electricity company supervised by the SEF may be subject to fines when the electricity system experiences operating failures, even when it is outside of the company’s control to react to prevent such failures.
     Our generation subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them, even if such failure is due to forces outside of our control.
     In 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, or $ 3.8 million, due to a failure to transmit energy in the Metropolitan Region on September 23, 2002. In 2004, the SEF imposed fines on us of an aggregate amount of 2,030 UTA. These fines have been reduced since then by an administrative resolution of the SEF to 1,610 UTA, or $ 1.2 million. On July 4, 2005, the SEF imposed fines on us of 1,260 UTA, or $ 0.9 million, due to a blackout that occurred in the Metropolitan Region on November 7, 2003. Our subsidiaries are currently appealing these fines, but these appeals may be unsuccessful.
  Governmental regulations may impose additional operating costs which may reduce our profits.
     We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate and these regulations may affect our profitability adversely. In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.
     In Chile, if we are unable to comply with our contractual obligations during electricity rationing periods, we may be subject to higher operating costs. The Chilean government can impose electricity rationing during drought conditions or prolonged failures in the country’s thermoelectric facilities. If we are unable to generate enough electricity during a rationing period to comply with our contractual obligations, we may be forced to purchase electricity in the pool market at the spot price, since a drought no longer constitutes a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of electricity shortage. If we are unable to purchase sufficient electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the volume we failed to provide at the “rationed end-consumer price.” If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results of operations may be affected adversely in a material way.
     Similarly, if material rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way. Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.
     Approximately 76% of the installed capacity of our Chilean generation subsidiaries is hydroelectric. These generation companies own unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2005, Chilean Congress approved an amendment to the laws governing unused water rights. As a result of the amendment, since January 1, 2006, Chilean generation companies have had to pay an annual license fee for unused water rights. The corresponding expense for Endesa Chile in 2006 was 70,816 UTM (equivalent to $ 4.3 million). We are continuously analyzing which water rights we will maintain for the future and which we will disregard. If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license fees. License fees paid during the eight years prior to the commencement of any project use of such water rights, may be recovered through a monthly tax credit until the license fee payments are fully recovered.
     In the case of water rights located in the extreme south of Chile (the eleventh and twelfth regions, outside the area comprised by the SIC), the license fees will be paid starting as of January 1, 2012, using the same tax refund regime mentioned above for the SIC.
     In May 2001, the Ministry of Economy issued Resolution 88, under which electricity generators such as ours are required to provide electricity to distribution companies that have been unable to contract adequate supply to deliver to their customers. The most recent amendment to the electricity law, in May 2005, called Short Law II, established a mechanism of transitory compensations, under which until December 31, 2008, energy sales derived from Resolution 88 are to be carried out at the spot price rather than the node price. On July 26, 2006 the authority adopted Resolution 25 extending this transitory compensation mechanism until December 31, 2009. For a more complete discussion of this topic, see “Item 4. Information on the Company B. Business Overview––Electricity Generation in Chile–Industry Structure and Regulatory Framework”.
  Environmental regulations in the countries in which we operate may increase our costs of operations
     Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. Approval of these environmental impact studies may be withheld by governmental authorities, public opposition may result in delays or modifications to any proposed project and laws or regulations may change or be interpreted in a way that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company—D. Property, plants and equipment—Environmental Issues.”
  Foreign exchange risks may materially affect our results of operations and financial condition adversely.
     The peso and the other South American currencies in which we and our subsidiaries operate have historically been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our revenues are partially linked to dollars, we generally have been and will continue to have material exposure to fluctuations in our local currencies against the dollar because of time lags and other limitations in the indexing of our tariffs to the dollar.
     Because of this exposure, the cash generated by our subsidiaries can be diminished materially when our local currencies devalue against the dollar. Future volatility in the exchange rate of the peso, and the other currencies in which we receive revenues or incur expenditures, to the dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
     As of December 31, 2006, Endesa Chile had total consolidated financial debt of $3,904 million (net of currency hedging instruments) of which amount, $ 2,579 million was denominated in dollars. For the twelve-month period ended December 31, 2006, our revenues amounted to $ 2,512 million, of which 18% were denominated in dollars, and 44% were linked in some way to the dollar. On the other hand, the equivalent of $ 115 million were revenues in pesos.
     In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of $ 675 million in Colombian pesos $ 164 million in soles and $32 million in Argentine pesos. Revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2006, included the equivalent of $ 285 million in Colombian pesos, $ 441 million in Argentine pesos, and $ 106 million in soles. Although we both generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where the principal amount of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.
  We may be subject to refinancing risk.
     As of December 31, 2006, on a consolidated basis, we had $ 338 million of indebtedness maturing in 2007, $614 million in 2008, $ 918 million in 2009 (holders of certain Yankee Bonds can exercise a put option on February 1, 2009), $ 403 million in 2010, $ 220 million in 2011 and $ 1,411 million maturing thereafter. This same $338 million indebtedness, divided by country, is as follows: $ 75 million in Argentina, $ 107 million in Colombia, $108 million in Peru, and $ 48 million in Chile.
     We are subject to certain fairly standard financial covenants including maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratios of adjusted cash flow to interest expense. In addition, most of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness that exceeds $30 million on an individual basis. In the event that any of our cross-default provisions is triggered and our existing creditors demand immediate repayment, a significant portion of Endesa Chile’s indebtedness, on a stand-alone basis, could become due and payable. For more information on some of these covenants and certain relevant provisions for these credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
     As of the date of this Report, our subsidiaries in Argentina are exposed to the gratest refinancing risk. As of December 31, 2006, the third-party financial debt of our Argentine subsidiaries (Endesa Costanera and El Chocón) was $ 327 million. As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions remain in Argentina and fundamental issues concerning the electricity sector remain unresolved, we are rolling over most of our outstanding debt. If our creditors do not continue to accept, or the Argentine Central Bank will not continue to permit, rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us.
  We depend in part on payments from our subsidiaries and related companies to meet our payment obligations.
     In order to pay our obligations, we rely in part on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates. The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries and equity affiliates operate. Our subsidiaries and equity affiliates may be additionally limited by their operating results.
     We have generally been able to access the cash flows of our Chilean subsidiaries. We have not similarly been able to access the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions and credit restrictions.
     Our future results of operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby affecting our ability to receive cash flow from operations in those entities to repay our debt.
     Dividend Limits and Other Legal Restrictions. We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our non-wholly-owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, our subsidiaries could, under certain circumstances, be prevented from upstreaming cash to us.
     Contractual Constraints. Upstreaming restrictions in our subsidiaries’ contractual agreements include:
•	prohibitions against dividend distributions by Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Endesa Costanera and El Chocón in Argentina, in each case if not in compliance with certain financial conditions.

     Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us may be limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceeds available cash, such subsidiary will not be able to make cash available to us.
     Foreign Currency Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.
  The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.
     Since 2004, Chile has been affected by increasing restrictions on the supply of natural gas from Argentina. In Argentina, the mandatory low prices imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has impacted the short- and medium-term availability of this fuel both in Chile and in Argentina. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs when dispatched. Demand for electricity in Chile’s central region electricity system increased by 6.6% in 2006 and is expected to continue to increase significantly in the foreseeable future. Increasing demand, combined with the low level of mid-term investment in the electricity sector, makes the Chilean electricity sector vulnerable to the adverse effects of the Argentine natural gas crisis.
     Our combined cycle plant, San Isidro, which operates with natural gas and diesel oil, our two unit gas turbine Taltal, which operates one unit with natural gas and the other with either natural gas or diesel oil, and our related company GasAtacama, which operates with natural gas and diesel oil, each has gas contracts with Argentine suppliers and may be affected adversely by restrictions of natural gas from Argentina. The materiality of the impact will depend on the level of natural gas restrictions from Argentina and the contractual commitments of each company.
  South American economic fluctuations are likely to affect our results from operations.
     All of our operations are located in South America. Although we initially only operated Chile, we have, through strategic acquisitions and investments, expanded our operations throughout South America. In 2006, we generated approximately 55% of our consolidated operating revenues and approximately 59% of our consolidated operating income outside of Chile. Accordingly, our consolidated revenues are sensitive to the performance of the South American economies as a whole. If local, regional or worldwide economic trends adversely affect, in a material way, the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could also be affected adversely in a material way.
     The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events in other countries, especially in other emerging markets, and such effects may affect the value of our securities. Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and upstreaming of cash from subsidiaries in these countries have proven to be volatile.
Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities which may affect our business adversely.
     Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economy in Argentina, Brazil, Colombia and Peru. These governments’ efforts to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely in a material way. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to be less profitable, and our results from operations may be affected adversely in a material way.
Construction of new facilities may be affected adversely by factors associated with new construction projects.
     Factors that may adversely affect our ability to build new facilities include: delays in obtaining regulatory approvals, including environmental permits; shortages or changes in the prices of equipment, materials or labor; local opposition of political, environmental and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.
     Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects.
We are currently involved in various litigation proceedings.
     Litigation proceedings may result in unfavorable decisions or financial penalties for us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.
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
     ENDESA, S.A. currently owns 60.6% of Enersis’ share capital, and Enersis has a 60.0% share interest in Endesa Chile. Therefore, ENDESA, S.A. and Enersis have the power to determine the outcome of most material matters that must be approved by our shareholders, such as the election of our board members and, subject to contractual and legal restrictions, the distribution of dividends. ENDESA, S.A. and Enersis can also influence our operations and business strategies. ENDESA, S.A. conducts its business in South America primarily through Enersis and Endesa Chile, but also through affiliates not consolidated by us.
     Certain of our directors are officers of ENDESA, S.A. and officers or directors of certain subsidiaries of ENDESA, S.A.. For more information about these directors please refer to “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”
     We sell electricity to other companies controlled by ENDESA, S.A. at regulated prices and have entered into contracts for other services with other companies under the common control of ENDESA, S.A. or the “Endesa Group.”
     To the extent any material conflict arises between our interests and those of ENDESA, S.A.’s other businesses in any jurisdiction in South America, ENDESA, S.A. may have a conflict of interest which could have a material adverse effect on our business.
We have outstanding credit facilities with “change of control” provisions which could result in acceleration rights on such indebtedness.
     At the time of this report, several companies have made tender offers for the control of ENDESA, S.A., which owns 60.6% of Enersis, our parent company. In this context, some of our credit facilities have “change of control” provisions. As of December 31, 2006, $ 821 million of Endesa Chile’s consolidated indebtedness had some kind of “change of control” provision, either in the form of a negative covenant, a mandatory prepayment or otherwise. However, of that amount, $ 258 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision, or (b) the change of control provision does not apply to ENDESA, S.A. but to other companies.
     A total of $ 100 million in bank indebtedness incurred by Endesa Chile has “change of control provisions” which specifically refer to ENDESA, S.A., directly or indirectly, as the controlling entity. If a change of control were to take place, Endesa Chile, and our subsidiaries, would need to seek the appropriate contractual waivers or amendments.
     This $ 100 million of Endesa Chile bank indebtedness subject to “change of control” provisions is found in revolving credit instruments governed by the laws of New York, in which lenders on an individual basis, would be given rights to accelerate payment in the event that ENDESA, S.A. is no longer, directly or indirectly, the ultimate controlling parent, and the new controlling entity has a rating lower (including with respect to outlook) to the unsecured long-term foreign currency rating of ENDESA, S.A., as rated by each of S&P and Moody’s immediately prior to giving effect to a transaction involving a change of control. ENDESA, S.A.’s applicable ratings as of this Report are “A3 with negative outlook” according to Moody’s, “A with negative outlook” according to S&P, and “A+ under review” from Fitch.
     If a tender offer for Endesa Spain is successful, and if a change of control were to take place, and we are not successful in obtaining certain waivers or amendments, the lenders under these facilities would have the ability to accelerate such debt and make it immediately due and payable. For more detailed information on Endesa Chile’s contractual provisions, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity & Capital Resources.”
The values of our long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.
     We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long term energy sales contracts into which we have entered. We have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, and the exchange rate of the dollar. Changes in the market price of these commodities and the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity. Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations of the fair value of our long-term energy contracts, although we are required to do so under GAAP. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk” in this annual report.
Risk Factors Relating to Chile
Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.
     A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are, to a certain extent, dependent on prevailing economic conditions in Chile. In 2006, the Chilean economy grew by an estimated 4.2% compared to a 6.3% increase in 2005 and a 6.1% growth in 2004. The latest Chilean Central Bank estimate for growth for 2007 is a range between 4.7% and 5.4%. There can be no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely. Our financial condition and results from operations might also be affected by changes in economic or other policies of the Chilean government which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results of operations can also be affected by other political or economic developments in Chile as well as regulatory changes or administrative practices of Chilean authorities over which we have no control.
Lawsuits against us brought outside of Chile or complaints against us based on foreign legal concepts may be unsuccessful.
     We are incorporated under the laws of Chile and substantially all of our assets are located in Chile or outside the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for him to deliver service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of solely upon the civil liability provisions of the United States federal securities laws.
Foreign exchange risks may affect the dollar amount of dividends payable to holders of our ADSs adversely.
     Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos. Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary bank will convert such pesos to dollars at the then prevailing exchange rate to make dividend and other distribution payments with respect to the ADSs. If the peso depreciates against the dollar, the value of the ADSs and the dollar equivalent of distributions ADS holders receive from the depositary bank may also decrease.
The relative illiquidity and volatility of Chilean securities markets could affect the price of our ADSs and common stock adversely.
     Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.
Risk Factors Relating to Argentina
Electricity shortfalls in Argentina adversely affect the Argentine generation export business to Brazil.
     In the last few years, the insufficient electricity available in Argentina has not allowed Argentine generators, such as Endesa Costanera, our Argentine generation subsidiary, to comply with export contracts to Brazil. As a result, Endesa Costanera requested from its Brazilian customers, a contractual amendment in order to restore its financial and economic equilibrium but, as of the date of this Report, no amendment agreement has been reached.
     On December 9, 2005, the Argentine and Brazilian governments signed a Memorandum of Understanding, which facilitates the operation of export contracts without the imposition of fines for any non-compliance through a transitional period expected to end by December 31, 2008. By that time, we expect that the Argentine electricity supply should be fully reestablished. However, we can give no assurances that Endesa Costanera will be able to achieve a desired financial and economic equilibrium or that the full Argentine electricity supply will be reestablished before the termination date of the Memorandum of Understanding
     The growing electricity demand and the lack of investment in Argentina produced shortages in the electric power system during 2006, primarily in the summer and winter months due to the seasonality for power consumption.
Risk Factors Relating to Peru
We may suffer losses as a result of satisfying non-contractual demand from distribution companies at the node price instead of the spot price of electricity.
     In 2004, electricity generators in Peru agreed to satisfy non-contractual demand for the regulated market at the node price through 2007. Each generator has been supplying energy in proportion to its share of the country’s installed capacity. This agreement exposes each generation company to potential losses as a result of differences between the node price and the marginal cost of electricity because a generator may be required to purchase electricity at higher prices in the spot market and resell it at fixed node prices. During 2006, additional distribution company contracts expired and the system operator of the system continued allocating all the non contracted withdrawal of energy to distribution companies in proportion to generators’ installed capacity, thus increasing the risk to generators. The average spot market price in 2006 reached approximately $63 dollars per MWh and the node price averaged approximately $ 36 dollars per MWh. In November 2006, the generation companies and the Peruvian Government agreed on an amendment to the method used to assign the additional energy supplied to distribution companies whose contracts expired during 2006. Such conventions were legally established in December under Urgency Decree 035.

     Before that, and a direct consequence of this problem, Edegel experienced lack of liquidity, and some financial covenants in certain debt agreements became stressed, forcing the company to request waivers.
     Regarding non-contracted energy withdrawals for distribution companies in 2007, further laws implemented a bidding regime for the energy and capacity required. The first bids carried out in accordance with such laws took place in December 2006, and as a result, almost all of the demand for 2007 has been successfully covered these regulations will be reinstated after 2007; if not, the price for non-contracted distributor withdrawals are set at node prices, Edegel may be exposed again to losses as a result of differences between the node prices and the marginal cost.
Item 4. Information on the Company
A. History and Development of the Company.
Incorporation and Contact Information of the Company
     Empresa Nacional de Electricidad S.A. (“Endesa Chile”) is a publicly held limited liability stock company incorporated under the laws of the Republic of Chile on December 1, 1943. Since 1943, the Company has been registered in Santiago with the SVS under Registration No. 0114. The Company is commercially referred to as both Endesa and Endesa Chile.
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
Development of the Company
     The Chilean government owned Endesa Chile since its incorporation in 1943 until we were privatized in 1987 through a series of public offerings which were completed in 1989.
     In May 1992, Endesa Chile began its international expansion program with the following acquisitions:
•	we acquired a stake in Endesa Costanera in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina;

•	we acquired Edegel in Peru in October 1995;

•	we acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively, and we acquired Cachoeira Dourada in Brazil in September 1997.
     Enersis is, a Chilean publicly held holding company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owns 60% of Endesa Chile’s outstanding capital stock. As of the date of this annual Report, Endesa Spain owns a 60.6% beneficial interest in Enersis.
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
Investments, Capital Expenditures and Divestitures
     Our capital expenditures and investments during 2006 included investments of Ch$ 155 billion ($ 292 million) primarily in Chile and Peru and capital expenditure maintenance of Ch$ 68 billion ($ 128 million) in all our operating subsidiaries. Currently, we expect to make capital expenditures of approximately Ch$ 1,292 billion ($ 2.4 billion) as of December 31, 2006 over the next five years. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any financial structure and it will depend on the market conditions at the time the cash flows are needed.
     The Board of Endesa Chile, at its meeting held on December 15, 2005, approved the construction of the San Isidro Plant Expansion Project. The San Isidro Plant will have a maximum capacity in combined cycle with liquid natural gas (LNG) of 377 MW and started operations in open cycle on March 5, 2007. The operation in combined cycle would come into service at the end of February 2008. The investment cost is expected to be $ 200 million.
     The company is working on the construction of the 32 MW Palmucho pass-through hydroelectric plant. The investment is expected to cost
$ 43.8 million and the plant’s start-up is planned for the second half of 2007. Palmucho will take advantage of the ecological flow that the Ralco plant, pursuant to Ralco’s Environmental Impact Assessment, must release.
     In August 2005, Endesa Eco presented its Environmental Impact Declaration to the Maule Region’s National Environmental Commission for the construction of the Ojos de Agua mini hydroelectric plant which will be located some 100 kilometers from the city of Talca, in the valley of the River Cipreses, downstream from the La Invernada Lake. This mini plant will have a capacity of 9 MW, and the investment cost is expected to be $ 20 million.
     Endesa Eco decided to develop non-conventional renewable energy projects. The Canela wind farm is expected to begin operation, supplying the SIC grid during the second half of 2007. This plant is located 295 kms. north of Santiago in the district of Canela in Chile’s Fourth Region and will have 18 MW of installed capacity. The estimated investment is $ 31 million. The environmental impact declaration for the first stage has already been approved, while the declaration for the second stage is being processed.
     Endesa Chile submitted a project, called Bocamina Plant Expansion, to the environmental impact assessment system. This project consists of the construction and commissioning of a second electricity generating unit of approximately 350 MW, the cost of which will be determined with the development of the project. The project also includes the installation of a hose filter in the existing first unit of the plant to reduce particle particle emissions, currently being installed.
     In September 2006, Electrogas, a company whose shareholders include Endesa Chile (42.5%), the Matte group (42.5%) and ENAP (15.0%), announced its intention to build an oil pipeline in the Fourth Region, from Concón to Venecia, where the combined-cycle plants of both generators are located. This required an investment of $ 6.1 million and its start-up is expected for May 2007.
     On March 2, 2006, Endesa Chile’s Colombian subsidiary, Emgesa, purchased the assets of Termocartagena, located on the Atlantic coast, in a public tender process, for $ 17 million, and announced additional investments of approximately $ 17 million to restore the plant’s 202 MW capacity. This should be completed during 2007.
     In Peru, on July 19, 2006, the UTI 6 unit of Edegel’s Santa Rosa thermal plant began commercial operations using natural gas from Camisea. This required an investment of $ 4.5 million to increase the plant’s capacity to 227 MW.
     The table below sets forth the capital expenditures made by our subsidiaries in 2006 and expected capital expenditures for the period 2007-2011:

CAPITAL EXPENDITURES OF ENDESA CHILE AND ITS SUBSIDIARIES

	(in millions of $) (1)
	2004	2005	2006	2007-2011
Chile	119.9	46.8	241.3	1,966.3
Argentina	22.3	29.7	28.3	115.5
Brazil	2.8	1.0	—	—
Colombia	6.7	9.2	36.6	222.0
Peru	10.4	21.6	94.5	122.2

Total	162.1	108.3	400.7	2,426.0

(1)	Figures for 2004-2005 are in historical dollars. Figures for 2006-2011 are expressed in dollars at the exchange rate as of December 31, 2006.
     We have carried out some investments, divestitures and other reorganizations in the last five years in order to implement our strategy, including the following:
•	on March 27, 2003, Endesa Chile sold Canutillar, a 172 MW reservoir-based hydroelectric facility, for $ 174 million, at the exchange rate as of the date of the transaction;

•	on May 30, 2003, Endesa Chile sold its transmission lines in the Northern Interconnected System (“SING”). This transaction included the sale by Compañía Eléctrica Tarapacá S.A., or Celta, a subsidiary of Endesa Chile, of 285 kilometers of 220 kV line circuits for $ 32 million, at the exchange rate as of the date of the transaction, and a sale of 673 kilometers of 220 kV line circuits for $ 78 million through GasAtacama Generación Limitada, in which Endesa Chile holds a 50% ownership interest. In both cases, the transaction included the transfer of the respective substations;

•	on June 23, 2003, Endesa Chile closed the sale of its 60% ownership share of Infraestructura 2000, which held highway concession assets to the Spanish company, OHL Concesiones, S.L., a subsidiary of the Spanish company Obrascón Huarte Lain S.A., for a total amount of UF 2,305,507, or $ 55 million, at the exchange rate as of the date of the transaction;

•	on October 3, 2003, Endesa Chile purchased an additional 16 million Class A Shares and 1.96 million Class B Shares of Endesa Costanera, for a total of $ 4.5 million, at the exchange rate as of the date of the transaction, thus increasing its ownership of Endesa Costanera to 64.3% of its outstanding shares of common stock;

•	on December 17, 2004, Endesa Chile dissolved the subsidiary Endesa Colombia, which had investments in Central Hidroeléctrica Betania S.A., leaving Endesa Chile and Compañía Eléctrica Cono Sur S.A. with a direct participation in Betania;

•	on April 18, 2005, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. (ENIGESA), created a new subsidiary Endesa ECO S.A. Endesa Chile has a direct participation of 99.99% and a 0.01% through its subsidiary ENIGESA (See “Item 4. Information on the Company—C. Organizational Structure” for details on ENIGESA);

•	On May 24, 2005, the board of Endesa Chile approved the constitution of the holding company in Brazil with the name of Endesa Brasil S.A., which received the contribution of existing assets in that country owned by Endesa Internacional, Endesa Chile, Enersis and Chilectra. As of October 1, 2005, the total participation interest Endesa Chile held in Cachoeira Dourada, 92.5%), and in Companhia de Interconexao Energética S.A., or “CIEN”, 45%, in Compañía de Transmisión del Mercosur S.A. (“CTM”, 45%) and in Transportadora de Energía del Mercosur S.A. (“TESA” 45%) was transferred to this new entity, which translated into an economic interest of 37.8% for Endesa Chile in Endesa Brasil as of December 31, 2005. The purpose of this asset reorganization was to provide greater stability of local cash flows by being managed centrally, and the optimization of financing costs. It will also improve financing from third parties and strengthen the group’s positioning to take advantage of new investment opportunities, making it the third integrated private-sector group in Brazil.
•	on August 11, 2005, Endesa Chile acquired full beneficial interest of the partnership rights in Globeleq Chile Inversiones Eléctricas Limitada (Globeleq Chile Limitada), a company that became a subsidiary of Endesa Chile under the name of Inversiones Lo Venecia Limitada; this company is the indirect holder of 25.001% of the share capital of Compañía Eléctrica San Isidro S.A. (“San Isidro”), also a subsidiary of Endesa Chile. The sellers were subsidiaries of the English company CDC Group plc, and the total sale price was
$ 21,063,757;

•	on October 3, 2005, Endesa Chile’s Board of Directors approved the dissolution and liquidation of the investment society Lajas Inversoras S.A., which owned 99.61% of the Brazilian company Cachoeira Dourada. The assets of this company were distributed between its shareholders in proportion to their participation in the company;

•	on November 16, 2005, Gestora del Proyecto GNL S.A. was constituted, a company formed by Endesa Chile, jointly with ENAP, Colbún, Metrogas and AESGener, to develop the liquified natural gas project in Chile. On April 1, 2006, Colbún and AESGener announced their withdrawal from the project, increasing Endesa Chile’s share to 33.33% beneficial interest share in this company.

•	as of December 13, 2005, Endesa Chile, through its Argentine subsidiaries, El Chocón and Endesa Costanera, participates in two new companies, “Termoeléctrica Manuel Belgrano S.A.” and “Termoeléctrica José de San Martín S.A.”, with a 15.4% and a 5.5% share interest, respectively, in each new company. The expected start-up date is January 2009, since then the companies will begin to recover their credits from the cash flows generated by the project under the 10-year production sales contract with the Mercado Eléctrico Mayorista, or MEM. (See “Item 4. Information on the Company—B. Business Overview – Operations in Argentina for details);

•	as of January 26, 2006, CESA (Capital de Energía S.A.), an investment vehicle for Endesa Chile’s share in Emgesa has ceased to exist, simplifying Endesa Chile’s structure in Colombia.

•	on June 1, 2006, the merger between Endesa Chile’s Peruvian subsidiary, Edegel, and Etevensa, a subsidiary of Endesa Internacional, was completed. During October, the combined cycle of the plant’s second boiler was closed, leaving its final capacity at 457 MW.

•	Centrales Hidroeléctricas de Aysén S.A., a long-term investment company, was formed on September 4, 2006. Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%. As of December 1, 2006, the environmental impact study was adjudicated to the international consortium created by the companies SWECO, POCH Ambiental and EPS. The total installed capacity of the project is approximately 2,400 MW and the estimated investment is $2.4 billion, excluding the cost of transmission lines.
Recent Developments
     On February 28, 2007, Endesa acquired 19,574,798 ordinary shares from Southern Cone Power Argentina S.A., representing 5.5% of the share capital of Endesa Costanera. The investment was $9.5 million. As a result of this purchase, Endesa Chile’s beneficial interest in Endesa Costanera increased from 64.3% in 2003 to 69.8%.
     On March 8, 2007 Endesa Chile acquired a total of 4,467,500 shares, from CMS Generation Co. and CMS Generation S.R.L. (individually and collectively, “CMS”), representing 25% of the share capital of Hidroinvest S.A., the Argentine holding company and controller of El Chocón and also acquired 7,405,768 direct shares of El Chocón. The total purchase price was $50 million, which included the debt that Hidroinvest S.A. owed to CMS. With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9 % to 94.9%, and strengthens our control of El Chocón, which is 59%-controlled by Hidroinvest S.A. The share purchase was carried out through the exercise of the right of first refusal, which was agreed in the Shareholders Agreement. As a result of the foregoing share purchases, Endesa Chile increased its beneficial interest in El Chocón from 47.4% to 64.7%.

     Starting on September 5, 2005, many companies have actively attempted to acquire control of ENDESA, S.A., our current controlling parent company. At the time of this Report, we cannot predict if any of these companies individually or jointly with others, will be successful in acquiring control of ENDESA, S.A.. We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness. See “Item 3. Key Information - D. Risk Factors”.
B. Business Overview.
     We are a publicly traded electric generation company with operations in Chile, Argentina, Colombia and Peru and equity interest in Brazil. Our core business is electricity generation. We also participate in the engineering services industry and have a highway concession. The low proportion of non-generation revenues does not warrant the breakdown of revenues per activity.
     Our consolidated installed capacity, as of December 31, 2006, was 12,320 MW, with 64% hydroelectric capacity and 36% thermal electric generation capacity. Total installed capacity is defined as the maximum power capacity (measured in MW generation units), under specific technical conditions and characteristics.
     We own and operate twenty-two generation facilities in Chile with an aggregate installed capacity, as of December 31, 2006, of 4,477 MW. We accounted for 37.3% of Chile’s total generation capacity as of December 31, 2006 measured by the maximum capacity calculated by CDEC-SIC. Hydroelectric installed capacity in Chile represents 76.3% of Endesa Chile’s total installed capacity in Chile. CDEC is the Centro de Despacho Económico de Carga in the corresponding electric system.
     As of December 31, 2006, we also had interests in twenty-five generation facilities outside of Chile with an aggregate installed capacity of 7,843 MW, compared to 7,249 MW in 2005. The main changes of our total installed capacity outside Chile are as follows: in Peru, Edegel’s capacity increased by 457 MW due to the merger of Edegel and Etevensa which implied adding the capacity of Etevensa’s thermal plant Ventanilla (See Item 4.A History and Development of the Company for details on merger). In Colombia, Emgesa’s capacity decreased by 19.5 MW as the result of the retirement of the minor plant San Antonio. Hydroelectric installed capacity outside Chile represents 57% of Endesa Chile’s total installed capacity outside Chile. Based on 2006 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 15%, 21% and 30% of total capacity in each country, respectively.
     The following table sets out information relating to Endesa Chile’s electricity generation:
ENDESA CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(1)

	Year ended December 31,
	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation (2)	34,858	74	38,068	76	38,617	73
Thermal generation	12,508	26	12,054	24	14,332	27

Total generation	47,366	100	50,122	100	52,949	100

(1)	Generation minus power plant own consumption and technical losses.

(2)	Cachoeira Dourada’s generation consolidated through September, 2005. Ventanilla’s generation in Peru consolidated since January 2006 and Cartagena’s generation in Colombia consolidated since March 2006.
     Our consolidated electricity production reached 52,949 GWh in 2006, 5.6% higher than the 50,122 GWh produced in 2005. It is common in the electricity generation industry to segment the business into hydroelectric and thermoelectric generation. This is because each method of generation has different variable costs associated with generating electricity. Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the variable costs of generation for the Company.

     Our consolidated physical energy sales for 2006 were 56,942 GWh, 1.9% higher than 55,884 GWh in 2005. When compared to our physical sales for 2004, figures for 2006 represent an increase of 6.5%, primarily due to increased physical sales in Chile, Argentina and Peru, as illustrated in the following table:
ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of December 31, each year
	2004	2005	2006
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,623.0	3,623.0	3,638.7
Energy generated (GWh) (3)	11,289.7	12,332.5	13,750.3
Energy sales (GWh)	11,603.3	12,578.8	13,926.3
Brazil (4)
Number of generating facilities (1)	1	—	—
Installed capacity (MW) (2)	658.0	—	—
Energy generated (GWh) (3)	3,262.2	2,644.8	—
Energy sales (GWh)	3,902.0	2,897.5	—
Chile
Number of generating facilities (1)	22	22	22
Installed capacity (MW) (2)	4,476.7	4,476.7	4,476.7
Energy generated (GWh) (3)	16,797.0	18,763.8	19,973.2
Energy sales (GWh)	18,461.0	20,730.4	20,922.8
Colombia
Number of generating facilities (1)	10	11	11
Installed capacity (MW) (2)	2,608.6	2,657.2	2,778.7
Energy generated (GWh) (3)	11,881.2	11,864.2	12,564.0
Energy sales (GWh)	15,148.8	15,077.5	15,326.9
Peru
Number of generating facilities (1)	8	8	9
Installed capacity (MW) (2)	966.5	968.5	1,425.5
Energy generated (GWh) (3)	4,136.0	4,516.3	6,662.0
Energy sales (GWh)	4,327.6	4,599.9	6,766.5

(1)	For details on generation facilities, see “Item 4. Information on the Company—D. Property Plants and Equipment.”

(2)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified during 2006 by Bureau Veritas according to the “Norm 038 of Endesa Chile” related to the Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile. Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks.

(3)	Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)	We consolidated Cachoeira Dourada’s generation only through September 2005. Ventanilla’s generation in Peru consolidated since January 2006 and Cartagena’s generation in Colombia consolidated since March 2006.
     We segment our sales to customers using two different categories. First, we distinguish between regulated and unregulated customers. Regulated customers are subject to a set tariff established by the government regulators in each country and we may only enter into contracts with them at the set tariff. Unregulated customers, on the other hand, may freely negotiate the price of electricity with generators and, or they may purchase electricity in the pool market at the spot price. The second criterion we use to segment our customer sales is by contracted sales and non-contracted sales. This method is useful because it provides a uniform way for us to compare our customers from country to country. The countries in which we operate have varying classifications for what constitutes a regulated customer. In contrast, contracted sales are defined uniformly throughout.

     The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:
ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWH)

	Year ended December 31
	2004		2005		2006
						% of
	Sales	% of Sales	Sales	% of Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated customers	21,623	40.5	21,206	37.9	20,146	35.4
Non-regulated customers	11,979	22.4	12,652	22.6	13,735	24.1
Electricity pool market sales	19,841	37.1	22,026	39.4	23,061	40.5

Total electricity sales	53,443	100.0	55,884	100.0	56,942	100.0

     In general, in the countries in which we operate, the possibility of contracting electricity is related to the volume of electricity demand. Customers identified as small volume-regulated customers, such as residential customers, subject to government regulated electricity tariffs must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Customers identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are non-regulated and are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required. Finally, the market pool, where energy is normally sold at the spot price, is not formalized through contractual agreements.
     The specific energy (measured in GWh) consumption limit for regulated and non-regulated customers is country-specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and also often determine which customers can purchase energy in electricity pool markets.
     Under normal hydrological and fuel conditions, and the relative political and economic stability, our regulated and non-regulated customers formalize their commercial relationship by means of a contract. The electricity pool market sales are not governed by contracts, but instead comply with pool market operations.
     The following table contains information regarding our consolidated physical sales of electricity per customer segment:
ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
(GWh)

	Year ended December 31
	2004		2005		2006
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales (1)	33,602	62.9	33,858	60.6	33,881	59.5
Non-contracted sales	19,841	37.1	22,026	39.4	23,061	40.5

Total electricity sales	53,443	100.0	55,884	100.0	56,942	100.0

(1)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.
     Our accounting information systems allow the consolidation of monetary sales per country, but do not currently allow the consolidation of monetary sales per segment of customers according to price or contract criteria.

     In terms of expenses, the primarily variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generated electricity increases. This not only involves increasing the total cost of fuel, but also the cost of transporting that fuel to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market in order to satisfy our contractual commitments. The cost of these pool market purchases may, under certain circumstances, exceed the price at which we sell electricity under contracts and result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount that does not exceed the estimated production in a “dry year.” In determining estimated production in a dry year, we take into account available statistical information concerning rainfall and water flows, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users.
     The following table contains information regarding our electricity generation and purchases:
CONSOLIDATED PHYSICAL GENERATION AND PURCHASES (GWh)

	Year ended December 31
	2004		2005		2006
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Electricity generation	47,366	88.0	50,122	88.7	52,949	91.8
Electricity purchases	6,474	12.0	6,396	11.3	4,730	8.2

Total(1)	53,840	100.0	56,517	100.0	57,679	100.0

(1)	Total energy generation (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the generation figure has already deducted power plant consumption and technical losses of generation units.
     Our primary equity investments in Chile, which are related companies that we do not consolidated in our financial statements but included their income as net equity income in our Income Statement, are primarily conducted through GasAtacama. We have a 50% ownership interest in GasAtacama through which we participate in the gas transportation and thermal generation business in northern Chile. We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (“Electrogas”), in which we have a 42.5% ownership interest. Electrogas owns a pipeline to the Fifth Chilean Region and supplies natural gas to the power plants San Isidro and Nehuenco.
     We participate in the Brazilian electricity business through our equity investment in Endesa Brasil. Until September 30, 2005, we held a direct 45% ownership share of Companhia de Interconexão Energética S.A, or CIEN, in Brazil, involved in electricity trading and also in the operation of the transmission interconnection lines between Argentina and Brazil. We also held a 45% ownership in CTM, involved in electricity trading and transmission in Argentina. As of the last quarter of 2005, our investment in CIEN and CTM was contributed to Endesa Brasil. We also have a minority interest in electricity trading and transmission in Argentina through our 45% ownership in Comercializadora de Energía del Mercosur S.A., or CEMSA. See “Item 4. Information the Company—C. Organizational Structure” for details on our related companies.
     As of December 31, 2006, Endesa Chile had consolidated assets of Ch$5,284 million ($ 9.9 billion) compared to Ch$4,976 million ($ 9.3 billion) as of December 31, 2005. Our consolidated operating revenues amounted to Ch$ 1,337 million ($ 2.5 billion) compared to Ch$ 1,146 million or $ 2.1 billion as of December 31, 2005. Our 2006 net income amounted to Ch$189.5 billion ($ 356 million) compared to net income of Ch$ 113 billion ($ 212 million) as of December 31, 2005. All dollar amounts were translated using the same observed Exchange

Rate for December 31, 2006 of Ch$ 532.39 per $ 1.00. See “Item 3. Key Information—A. Selected Financial Data.” Operations in Chile
     Operating revenues from business in Chile represented 45.3%, 48.8%, and 49.3% of our total operating revenues for years 2004, 2005 and 2006, respectively. Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN CHILE

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of
	December 31, 2006)
Operating revenues	494,589	559,537	659,698
Operating expenses	316,191	347,440	348,856
Operating income	158,365	192,977	291,055
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.
     We own and operate a total of twenty-two generation plants in Chile through our own assets and through our subsidiaries Pehuenche, Pangue, San Isidro and Celta. Fourteen of these plants are hydroelectric plants, with a total installed capacity of approximately 3,416 MW. This represents 76.3% of our total installed capacity in Chile. The remaining eight plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of 1,061 MW. Our power plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and Sistema Interconectado del Norte Grande, or the SING, which together supply energy to over 98% of Chile’s population.
     The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:
INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2004	2005	2006
Endesa	2,753.7	2,753.7	2,753.7
Pehuenche	695.0	695.0	695.0
Pangue	467.0	467.0	467.0
San Isidro	379.0	379.0	379.0
Celta	182.0	182.0	182.0
Total	4,476.7	4,476.7	4,476.7

(1)	The installed capacity was certified during 2006 by Bureau Veritas according to the Norm No. 038 of Endesa Chile related to the ‘Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile’
     Our total electricity generation in Chile (both the SIC and the SING) reached 19,973 GWh in 2006, 6.4 % higher than in 2005, and accounted for approximately 37.3% of total electricity production in Chile in 2006. The Company’s generation market share in Chile for 2004 was 34.5% and for 2005 and 2006, 37%.
     The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2004	2005	2006
Endesa	8,633	10,903	11,642
Pehuenche	3,464	4,060	4,345
Pangue	1,671	2,241	2,432
San Isidro	2,622	1,178	802
Celta	407	383	751

Total	16,797	18,764	19,973

     Low-cost hydroelectric generation accounted for 85.9% of our total electricity generation in 2006, as shown in the following table:
ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31
	2004		2005		2006
	Generation		Generation		Generation
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	12,462	74.2	15,762	84.0	17,148	85.9
Thermal generation	4,335	25.8	3,003	16.0	2,825	14.1

Total generation	16,797	100.0	18,764	100.0	19,973	100.0

     Our thermal electric generation facilities are either gas-, coal- or oil-fired. In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers that establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (Endesa Chile related company with 42.5% interest). We obtain our coal and fuel oil requirements through competitive auctions with major domestic and international suppliers.
     Since 2004, Chile has been affected by natural gas restrictions from Argentina forcing San Isidro and Taltal and other electricity generation plants in Chile to use more expensive fuel oil. In 2005, San Isidro signed swap contracts with our Argentine subsidiary, Endesa Costanera, which allowed San Isidro to temporarily generate electricity with natural gas at the cost of liquid fuel in Argentina. However, in 2005, Taltal was affected by the reduction in the readiness of natural gas to 50% of its daily required volume due to the absence of an export permission approval by the Argentine authority. In 2005, in order to reduce the impact of lower natural gas supply, Taltal completed a project that enabled one of its two generation units to operate with alternative liquid fuel.
     The natural gas restrictions levels and the associated costs have been increasing since 2004. In 2006, the Argentine government enacted Resolution 534/2006 that increases the natural gas exports base price (according to the Argentina-Bolivia agreement) and the taxes related to the natural gas exports from 20% to 45%.
     In order to reduce the impact of future natural gas restrictions, Endesa Chile, ENAP and Metrogas signed a Letter Agreement with British Gas (BG) to develop a LNG regasification facility in the Quintero Bay and the fuel to be supplied by BG. In September 2006, the Project Development Agreement (PDA) was signed with BG, replacing the Letter Agreement. The Engineering Procurement & Construction Contract is expected to be finished during 2007. The commercial operation of the LNG regasification facility is projected for 2009.
     In 2006, electricity demand increased 6.6% in the SIC and 4.2% in the SING. The total electricity sales in the SIC were 34,602 GWh in 2004, 35,900 GWh in 2005 and 38,259 GWh in 2006. The total electricity sales in the SING were 11,240 GWh in 2004, 11,546 GWh in 2005 and 12,027 GWh in 2006.
     Physical energy sales in Chile reached 18,461 GWh in 2004, 20,730 GWh in 2005 and 20,923 in 2006 which represent a 40.3%, 43.7% and 41.6% market share, respectively. Our physical generation in Chile has increased since 2004 and the percentage of the energy purchases to satisfy our contractual obligations to third parties has declined from 10.2% in 2004 to 6.2% in 2006 as a result of our commercial strategy of reducing contracted sales. This commercial strategy is primarily influenced by our decision to reduce hydrological exposure and government regulations implemented in 2000 and 2001. See “Item 4. Information on the Company–B. Business Overview–

Electricity Generation in Chile–Industry Structure and Regulatory Framework.” We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year. Government regulations have had the direct effect of increasing contract failure costs, which is the cost that we pay when we are unable to satisfy our contractual commitments, and the indirect effect of discouraging investment in generation assets. Given the effects of the government regulations, energy supply has not increased at the same rate as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.
     The following table sets forth our electricity purchases and production in Chile:
PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31
	2004		2005		2006
		%	Sales	%	Sales	%
	(GWh)	of Volume	(GWh)	of Volume	(GWh)	of Volume
Electricity generation	16,797	89.8	18,764	89.2	19,973	93.8
Electricity purchases	1,914	10.2	2,268	10.8	1,317	6.2

Total(1)	18,711	100.0	21,032	100.0	21,290	100.0

(1)	Total GWh generation plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.
     We and our Chilean generation subsidiaries supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the market pool. Commercial relationships with customers are normally governed by formal contracts. Supply contracts with distribution companies must be auctioned and are generally standardized and have an average term of ten years. Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed upon between both parties and reflect competitive market conditions.
     In 2004, 2005 and 2006, Endesa Chile had 56, 53 and 46 customers in Chile respectively, including the main distribution companies of the SIC and the major unregulated industrial customers. There were thirteen distribution companies which presented withdrawals under the provisions of Resolution 88 (See Item 4. Electricity Generation in Chile-Industry Structure and Regulatory Framework). Saesa was the largest with purchases of 665 GWh/year. From 2004 to 2005, sales to unregulated customers declined from 26.5% in 2004 to 23.1% in 2005. In 2006, sales to unregulated customers increased to 24.7%.
     The following table sets forth information regarding our sales of electricity in Chile by type of customer:
ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31
	2004		2005
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated customers (1)	10,387	56.3	10,575	51.0	10,756	51.4
Non-Regulated customers	4,884	26.5	4,797	23.1	5,176	24.7
Electricity pool market sales	3,192	17.3	5,358	25.8	4,991	23.9

Total electricity sales	18,462	100	20,731	100.0	20,923	100.0

(1)	Includes the sales to distribution companies related to Resolution 88.
     Our most significant supply contracts with regulated customers are with Chilectra S.A. (“Chilectra”) and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile in terms of sales.

     Our contract with Chilectra and CGE expire in 2010 and 2009, respectively. In October 2006, Chilectra, CGE, Chilquinta, Emel and Saesa placed the first long term energy requirement bid to be delivered as of January 2010 for ten years. The energy allocated represented 92% of the total requirement of these distribution companies. The energy allocated per company, the percentage of energy allocated compared to the total amount offered by each company and the percentage of the total amount allocated by distributors to each company were as follows:

	Energy	Energy	% of energy
	Offered	Allocated	allocated in	% of the total
Company	(Gwh)	(Gwh)	respect of each offer	energy allocated
Endesa Chile	6,400	6,395	99.9%	58.7%
Colbún	3,000	2,200	73.3%	20.2%
Gener	1,800	1,389	77.1%	12.8%
Gualcolda	1,010	900	89.2%	8.3%
Total	12,210	10,884	n.a.	100.0%
     Generally, our contracts with unregulated customers for the sale of electricity in Chile are long-term, and typically range between five to fifteen years. Such contracts are normally automatically extended at the end of the applicable term unless terminated by either party upon prior notice. Such contracts generally provide that the purchase price be reset periodically to the market price. Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. In case of force majeure, as contractually defined with non-regulated customers, we are also allowed to reject purchases and are not required to supply electricity. Contracts with unregulated customers generally do not impose any limitations on our ability to resell output not purchased under those contracts. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.
     The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:
MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31
	2004		2005		2006
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Distribution companies:
Chilectra	4,747	25.7	4,231	20.4	4,190	20.0
CGE	3,877	21.0	4,154	20.0	4,449	21.3
Saesa (1)	332	1.8	540	2.6	665	3.2
Empresa Eléctrica de la Frontera S.A.	611	3.3	665	3.2	717	3.4
Empresa Eléctrica de Atacama S.A.	580	3.1	643	3.1	417	2.0

Total sales to five largest distribution companies	10,147	55.0	10,233	49.4	10,438	49.9

Unregulated customers:

	Year ended December 31
	2004		2005		2006
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Codelco (2)	711	3.9	536	2.6	548	2.6
CMPC	779	4.2	794	3.8	937	4.5
Cía. Minera Los Pelambres	672	3.6	701	3.4	738	3.5
Cía. Minera Collahuasi	801	4.3	813	3.9	867	4.1
Cía. Acero del Pacífico – Huachipato	557	3.0	528	2.5	546	2.6

Total sales to five largest unregulated customers	3,521	19.1	3,372	16.3	3,635	17.4

(1)	We do not have a contract with Sociedad Austral de Electricidad S.A. (“Saesa”). Sales respond to a government Resolution 88 that forces the generators of the CDEC-SIC system to supply distribution companies without contracts. This situation will remain until December 2009, when this Resolution is programmed to expire.

(2)	Since 2004, we provided energy to both Codelco, División El Teniente, and Codelco, División Salvador. Codelco is a state-owned mining company and one of the largest copper producers in the world.
     We compete in the SIC primarily with two other electricity generation companies, AESGener and Colbún S.A. (“Colbún”). According to the maximum power considered by CDEC-SIC in the calculation of “firm power” in 2006, AESGener and its subsidiaries in the SIC had an installed capacity of 1,467 MW, of which 80% was thermal electric, and Colbún had an installed capacity of 1,819 MW, of which 59% was thermal electric. In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.
     Our primary competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AESGener and Norgener S.A., which have 992, 719, 643 and 277 MW of installed capacity, respectively. Our direct participation in the SING, includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our indirect participation through our unconsolidated company, GasAtacama, whose power plant has 781 MW of installed capacity. See “Item 4. Information on the Company–C. Organizational Structure” for details on related companies.
     Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price. In addition, because 76.3% of our installed capacity derives from hydroelectric power plants, we have lower production costs than companies generating electricity in the SIC with thermal plants. During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.
     Our primary sources of non-operating income are (i) our GasAtacama business, which has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones, and (ii) Electrogas, which produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota. See “–Organizational Structure” for details on related companies.
Electricity Generation in Chile – Industry Structure and Regulatory Framework
     The electricity industry in Chile is divided into three sectors: generation, transmission and distribution. The generation sector consists of companies that generate electricity from hydroelectric and thermal production sources. Generators sell their production to distribution companies, generation companies and other large customers that are permitted to purchase directly from generators because of the large amounts of electricity they purchase. The transmission sector consists of companies that transmit the electricity produced by generation companies at a high voltage. The third sector consists of distribution companies that purchase electricity from generation companies to sell to their regulated or unregulated customers.
     The electricity sector in Chile is regulated pursuant to Decree with Force of Law (DFL) 1, which was first enacted in 1982, and the regulations under Decree 327 of 1998, as amended, collectively known as the Chilean Electricity Act. Under the Chilean Electricity Act, the Chilean Superintendency of Electricity and Fuels (SEC) and the Ministry of Mining and Energy, acting through the CNE, collectively supervise the generation, transmission and distribution of electricity. The Ministry of Mining and Energy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks. The CNE, through the application of certain tariff formulas set forth in the Chilean Electricity Act, calculates maximum prices for electricity sales to regulated end-users.
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
     The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups known as the Centro de Despacho Económico de Carga (“CDEC”). The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, the appropriate supply for any specific level of demand will be provided at the lowest possible cost of production available in the system. In addition, certain major industrial companies own and operate generation systems to meet their own demand.
     The Chilean regulatory system requires that electricity generated by producers with lower marginal costs be dispatched before those with higher marginal costs in every electric subsystem in the country. Therefore, in the SIC, electricity generated in our hydroelectric plants, which have lower marginal costs, is generally dispatched before electricity generated in facilities that are dependent on thermal electric generation. However, during unfavorable hydrological conditions, when the marginal cost of electricity is higher due to the increased use of thermal electric facilities, electricity generated in these thermal facilities may be dispatched before electricity generated by hydroelectric facilities because the value of the water in reservoirs is relatively higher as a result of drought conditions. There are no significant hydroelectric generating facilities in the SING, but central dispatch of generation follows the same least marginal cost rule.
     As of December 31, 2006, we had a total of twenty-two generation facilities in Chile. Twenty of the generation facilities (14 hydro plants and 6 thermal plants) owned and operated by us in Chile were connected to the SIC, with the remaining generation facilities located in the SING.
     The SIC, the largest of the systems, extends 2,400 km from Taltal in the north to Quellón on the southern island of Chiloé. Installed capacity represents 50% of total installed capacity in Chile. Hydroelectricity represents 58% of the SIC and 42% is thermal. In 2006 demand was 6,059 MW and annual physical sales were 38,259 GWh. Electricity sales to the SIC grew by 6.6 % from 2005 to 2006. The SIC covers the area where over 70% of the Chilean demand for electricity is located.
     We, directly and through our subsidiaries Pehuenche, Pangue and San Isidro, are the principal operator in the SIC, with 50% of the total installed capacity and 55% of the physical energy sales of this system in 2006.
     The SING covers the northern territory of the country from Arica to Coloso, an area of approximately 700 kms. As of December 2006, the SING had an installed capacity of 3,611 MW, 99% of which is thermal. In 2006, hourly peak gross generation in the SING was 1,774 MW and annual physical sales were 12,027 GWh. Consumption grew by 4.2 % during 2006 compared to 2005. The facilities in the SING provide electricity to the northern mining region of Chile.
     Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING. Through our unconsolidated company, GasAtacama, we have an additional 781 MW participation in the SING. The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW) (1)

			Installed
			Capacity
	Type (2)	System	(MW)
Hydroelectric
Rapel	Reservoir	SIC	377
Ralco	Reservoir	SIC	690
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	566
Pangue	Reservoir	SIC	467
Los Molles	Pass Through	SIC	18
Sauzal	Pass Through	SIC	77
Sauzalito	Pass Through	SIC	12
Isla	Pass Through	SIC	68
Antuco	Pass Through	SIC	320
Abanico	Pass Through	SIC	136
Curillinque	Pass Through	SIC	89
Loma Alta	Pass Through	SIC	40
Total Hydroelectric			3,416

Thermal
Huasco TV	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá TG	Steam Turbine/Diesel Oil	SING	24
Tarapacá carbón	Steam Turbine /Coal	SING	158
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
Huasco TG	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Taltal	Gas Turbine/Natural Gas & Diesel Oil	SIC	245
Total Thermal			1,061

Total Capacity			4,477

(1)	Total installed capacity defined as the maximum capacity (measured in MW generation units), under specific technical conditions and characteristics.

(2)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity
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

  Chilean Electricity Act
     General. The goal of the Chilean Electricity Act is to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government by establishing objective criteria for setting prices. The expected result is an economically efficient allocation of resources to and within the electricity sector. The regulatory system is designed to provide a competitive rate of return on investments in order to encourage private investment, while ensuring the availability of electricity to all who request it. We are subject to regulation of our prices and other aspects of our business in Chile under the Chilean Electricity Act. Three government entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Act. The CNE calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated prices. The SEF sets and enforces the technical standards of the system. In addition, the Ministry of Economy regulates the granting of concessions to electricity generation, transmission and distribution companies.
     Pursuant to the Chilean Electricity Act, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity network and monitor the quality of service granted by the generation and transmission companies. Generation companies meet their contractual sales requirements by dispatching electricity, regardless if it is produced by them or purchased from other generators in the pool market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers given the security level determined by the current regulation. Because our production in the SIC is primarily hydroelectric, which makes our marginal cost of production the lowest in that interconnected system, our electricity production in the SIC is generally dispatched under normal hydrological conditions. Generation companies balance their contractual obligations with their dispatch by buying or selling electricity at the spot price which is set hourly by the CDEC based on the marginal cost of production of the next KWh to be dispatched. This is known as the spot marginal cost.
     Sales by Generation Companies. Sales may be made pursuant to short- or long-term contracts or, in the case of sales to other generation companies, on a spot basis. Generation companies may also engage in contracted sales among each other at negotiated prices. Generation companies are free to determine whether and with whom they contract, the duration of contracts and the amount of electricity to be sold.
     Sales to Distribution Companies and Regulated Customers. Under the Chilean Electricity Act and its regulations, sales to distribution companies for resale to regulated customers must be made at the node prices in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied. Regulated customers are those with maximum consumption capacity equal to or less than 2 MW. However, as of March 2006, consumers with maximum consumption capacity between 0.5 and 2 MW have been allowed to choose whether to be regulated or unregulated customers (as defined the Short Law I – see below). Distribution companies pay two node prices: node prices for capacity and node prices for energy consumption. Node prices for capacity are determined by the marginal cost of increasing the existing capacity of the electricity system with the least expensive remaining generating facility. Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy during the subsequent 48 months in the SIC and during the next 24 months in the SING. To determine the marginal cost in the SIC, a model is used that accounts for the principal variables in the cost of energy at each substation in the interconnected system over a 10-year period. This model includes the following factors: projected growth in demand; reservoir levels (which are important in determining the availability and price of hydroelectricity); fuel costs and availability for thermal electric generation facilities; planned maintenance schedules and other factors that would affect the availability of existing generation capacity; and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan. The same general principles are used to determine node price in the SING.
     Node prices for capacity and energy consumption are established in April and October by a decree issued by the Ministry of Economy. Although node prices are quoted in pesos, the variables used to determine node prices are mainly calculated in dollars. These node prices become effective in May and November. Node prices are adjusted during a six-month period only if changes in the underlying variables in the model used to project a node price then in effect would result in a variation in excess of 10% with respect to the initially calculated price. Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month at the applicable node prices in effect at the time.
     The Chilean Electricity Act provides that if a generation company sells directly to a regulated customer outside of the concession area of a distribution company, then the generation company must apply the same price as the distribution company would be required to apply.
     Firm Capacity. Firm Capacity is the total probable capacity and availability of all generating units in the interconnected system and is calculated using historical data, statistical analysis and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum peak demand for capacity at peak hours on the system. The amount by which the system-wide probable capacity exceeds the maximum demand at peak hours is prorated for each generating unit in the system. Thus, the “Allocated Firm Capacity is assigned to each unit and, to each company.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, then such company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.
     A generation company may be required to purchase or sell energy or capacity in the electricity pool market at any time depending on its contractual requirements and the amount it is required to dispatch. Purchases and sales made in the electricity pool market are conducted hourly at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched. Generation companies making sales in the electricity pool market are paid for each month’s sales on the twenty-second day of the following month at the spot marginal cost in effect at the time of sale.
     Sales to Unregulated Customers. The electricity law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:
(1)	final customers with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who have chosen to be unregulated customers (as defined in the Short Law I–see below);

(2)	temporary customers, and

(3)	customers with special quality requirements.
     Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies.
     Transmission. To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Act requires such company to operate the covered transmission system on an “open access” basis whereby users may obtain access to the system by sharing in the cost of operating, maintaining and, if necessary, expanding the system. Transmission companies recoup their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies and partially financed by the final customer. The toll is calculated according to a formula whereby the transmission lines owner is reimbursed for its investment and operating costs associated with the transmission lines used. Disputes over transmission matters are submitted to an expert panel in accordance with the Chilean Electricity Act.
     Distribution Tariff to Final Customers. The tariff that distribution companies charge to their final customers is the sum of the purchase cost incurred by the distribution company (the node prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy and the value added by the distribution network (the “VAD”). The price for both generation and distribution capacity sold to customers includes an “overlap factor” to reflect the overlap between peak capacity demand for the customer and for the system as a whole. The sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level. The VAD includes an allowed return on investment.
     Concessions. The Chilean Electricity Act permits, in certain cases, the generation and transmission of electricity without the need to obtain a concession from the Chilean government. However, companies may apply for a concession from the Chilean government, particularly to facilitate the use of and access to third-party properties. Third-party property owners are entitled to compensation which may be agreed upon by the parties or, if no agreement, determined by an administrative proceeding that may be appealed to Chilean courts.
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
     The Chilean Electricity Act, as amended, does not exempt deficit generators from fines if power shortages are due to severe drought and states that such weather conditions will not be considered an event of force majeure. In addition, the Chilean Electricity Act, as amended, requires that generators compensate consumers during periods of rationing as compared to the law prior to amendment, which only compensated surplus generators but did not penalize deficit generators during power shortages. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.
     Under the Chilean Electricity Act, as currently in effect, we may be required to pay fines to the regulatory authorities, make compensatory payments to electricity consumers affected by the shortage of electricity and make payments to generators from whom we are forced to purchase electricity in order to meet our contractual commitments. These three types of penalties or payments are described below.
•	Fines. The fines, which could apply to any electricity company supervised by the CNE and the SEF, range from $ 62 to $ 7.4 million. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•	Compensatory Payments By Generation Companies. If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse distribution companies on a pro rata basis for credits given to final customers in an amount equal to the product of:
(1)	the difference between the rationed end-consumer price specified in the rationing decree and the applicable node price; and

(2)	the difference between the consumers’ actual energy consumption during the rationing period and during the same period in the prior year, with certain adjustments.
•	Failure Cost. Chile’s Electricity Law calls for a “failure cost” equal to the amount that must be paid by deficit generators that cannot meet their contractual commitments to the surplus generators to deliver electricity during periods when a rationing decree is in effect.
     On May 30, 2001, the Ministry of Economy issued Resolution 88, which provided that generation companies are required to supply electricity to distribution companies that are unable to contract adequate supply to deliver to their customers. The most recent amendment to the electricity law through Law 20,018 (“Short Law II”), established a mechanism of transitory compensations, under which energy sales derived from Resolution 88 must be carried out at the spot price. This transitional period terminates on December 31, 2009. Thus, Short Law II temporarily alleviates some of the pricing risks implicit in Resolution 88 for our subsidiaries.
     Two main amendments have been recently made to Chilean Act.
     “Short Law I”
     Short Law I was approved by Chilean Congress in January 2004 and became effective as of March 2004. The principle changes implemented by Short Law I include:
•	a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators transmission costs by transferring part of the cost to final customers;

•	a reduction of the regulated node price band (called Market Price Band) with respect to the free customer contract price from 10% to 5% (later modified by Short Law II); and

•	a modification of the definition of “unregulated customer,” defined as a final customer with a connected capacity equal to or greater than 2000 kW and consumers with a connected capacity between 500 and 2000 kW who choose to be unregulated consumers (effective in 2006).
     “Short Law II”
     On May 19, 2005, Chilean Congress approved a new modification to the Electricity Law, which was enacted through Law 20,018, (“Short Law II”). Among the modifications introduced, the most relevant to us was the increased flexibility of the node price band that connects theoretical node prices to non-regulated customer prices. Under the regulation approved by Short Law I, the node prices could only be 5% above or below the non-regulated prices, despite the fact that theoretical prices could be significantly different. Under the amendment, if the difference between the average contracted market price (which included the price of long term contracts with distribution companies) and the theoretical price is lower than 30%, the regulated price will be equal to the average contract market price +/-5%. If such difference is greater than 80%, the regulated price will be equal to the average contract market price +/- 30%. If such difference is between 30% and 80%, the adjustment will be calculated according to an equation leading to a node price within 5% and 30% of the average contracted market price.
  Environmental Regulation
     The Chilean Constitution of 1980 grants to all citizens the right to live in a pollution free environment . It further provides that other constitutional rights may be limited in order to protect the environment. Although Chilean environmental regulation is not as developed as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may impose environmental restrictions. For example, the Law 18,902 de la Superintendencia de Servicios Sanitarios 27/01/1990 and the Sanitary Code contain provisions relating to waste disposal, the establishment of industries in areas in which they may affect public health and the protection of water for human consumption. The regulations provide that no industrial entity may dispose of substances that may pose a risk to irrigation or consumption in any sewer or natural or artificial body of water without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems that an industrial entity proposes to use for the purpose of neutralizing or purifying liquid industrial residues.
     Endesa Chile’s operations in Chile are subject to Law 19,300 (the “Chilean Environmental Act”) which was enacted in 1994. The Chilean Environmental Law requires Endesa Chile to conduct environmental impact studies of any future projects or activities that may affect the environment and to arrange for the review of these studies by the Chilean Environmental Commission (“CONAMA”). It also requires either an evaluation of the environmental impact by the Chilean government or the posting of an environmental insurance policy that ensures compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards. The Chilean Environmental Law was implemented by Reglamento 30 del Ministerio Secretaria General de la Presidencia (“Regulation 30”) on March 20, 1997. Endesa Chile applies the guidelines set out in Regulation 30 in analyzing the development of future projects.
  Water Rights
     Endesa Chile owns unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2006, the Chilean Congress approved an amendment to the current laws governing unused water rights. Under the amended law, beginning on January 1, 2006, Chilean generation companies must pay an annual license for any unused water rights. The expense booked by Endesa Chile for 2006, was 70,816 UTM (equivalent to $ 4.3 million). We are constantly analyzing which water rights we will maintain for the future and those which we will disregard. If we determine that some water rights will not be used for a future project, we will abandon such water rights to avoid liability for license payments. We estimate that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than $ 4.3 million per year. License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full.
     In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license fees will be paid beginning on January 1, 2012 using the same tax refund regime mentioned above for the SIC.

  Operations in Argentina
     Operating revenues from the Company’s business in Argentina represented 14.4%, 14.0%, and 17.6% for years 2004, 2005 and 2006 of our total operating revenue. Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN ARGENTINA

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$)
Operating Revenues	156,864	160,087	235,416
Operating Expenses	117,782	144,220	195,691
Operating Income	36,640	13,184	36,554
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     Endesa Chile participates in electricity generation in Argentina through its subsidiaries Endesa Costanera and El Chocón, with a total of 5 power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,319 MW. In 2006, Endesa Chile’s hydro and thermal generation plants in Argentina represented 15% of the MEM’s generation capacity in 2006, lower than 2005, when market share reached 15.6%, in accordance with the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA. Since March 2006, the MEM’s system and the MEMSP (“Sistema patagónico”) system were interconnected by a 500 kV transmission line, which explains the market share reduction.
     We also participate in the transmission and trading of electricity in Argentina through our related company Endesa Brasil, created in 2005, and that consolidates Compañía de Transmisión del Mercosur S.A. (“CTM”). CTM owns the Argentine side of a transmission interconnection line with Brazil, and through CEMSA, a trading company that has signed contracts with Argentine generators to export electricity from Argentina to Brazil and Uruguay. Until September 30, 2005, we had a 45% ownership share in both CTM and CEMSA through, CIEN and Endesa Argentina, respectively. As of October 1, 2005, our ownership share in CIEN and CTM was contributed to Endesa Brasil. Our ownership of CEMSA has not been modified. See “Item 4. Information on the Company—C. Organizational Structure” for details on related companies.
     Our Argentine subsidiaries Endesa Costanera and El Chocón participate in two new companies, “Termoeléctrica Manuel Belgrano S.A.” and “Termoeléctrica Jose de San Martin S.A.”, formed to undertake the construction of two new generation facilities in connection with FONINVEMEM. These power plants are expected to start up operations as Gas Turbines during 2008 with 1000 MW of aggregate capacity, and as combined cycles by mid 2009 with and additional 600 MW of total aggregate capacity (according to seasonal programming of Cammesa, February 2007). Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas without the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil, have led to the lack of investment in the electric power sector. The Secretary of Energy, through Resolution 712/2004, created FONINVEMEM, a special fund that allows for the financing and management of all investment aimed at increasing the electric power supply within the MEM. (See “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina—Industry Structure and Regulatory Framework”; also see “Item 4. Information on the Company—A. History and Development of the Company” for further detail).
     Endesa Costanera’s installed capacity is thermal and accounted for 9.6% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine MEM”) as of December 31, 2006. Endesa Costanera’s Combined Cycle II plant is the largest combined cycle in Argentina that can operate with natural gas and diesel. Our 1,138 MW Steam Turbine power plant can operate with either natural gas or fuel oil.
     El Chocón is currently the second largest private hydroelectric facility in Argentina, accounting for 5.5% of the installed capacity in the Argentine NIS as of December 31, 2006. El Chocón has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS’s major peak suppliers. Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.
     The following table sets forth the installed capacity of our Argentine subsidiaries:
INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2004	2005	2006 (1)
Endesa Costanera
Costanera Steam Turbine	1,131	1,131	1,138
Costanera Combined Cycle II	852	851	859
Central Termoélectrica Buenos Aires Combined Cycle I	320	322	322
El Chócon
El Chócon Hydroelectric	1,200	1,200	1,200
Arroyito Hydroelectric	120	120	120

Total	3,623	3,624	3,639

(1)	Variations in the installed capacity in 2006 due to the incorporation of the “Norma 038 of Endesa Chile” related to the ‘Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile’certified by the consulting firm Bureau Veritas.
     Our total electricity generation in Argentina reached 13,750 GWh in 2006, 11.5% higher than the 12,333 GWh in 2005, and 21.8% higher than the 11,290 GWh registered in 2004. Our generation market share has been approximately 13% of total electricity production in Argentina since 2004
     The following table sets forth the electricity generation of our Argentine subsidiaries:
ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2004	2005	2006
Endesa Costanera	7,859	8,402	8,709
El Chocón	3,431	3,931	5,041

Total	11,290	12,333	13,750

     Low-cost hydroelectric generation accounted for nearly 36.7% of total generation in 2006, higher than in 2005 because of a relatively rainy year compared to 2005. The percentage of hydroelectric generation in 2004 reached 30.4%, as shown in the following table:
HYDRO/THERMAL GENERATION IN ARGENTINA (GWh)(1)

	Year Ended December 31,
	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,431	30.4	3,931	31.9	5,041	36.7
Thermal generation	7,859	69.6	8,402	68.1	8,709	63.3

Total generation	11,290	100.0	12,333	100.0	13,750	100.0

(1)	Generation minus our own power plant consumption and technical losses.

     The portion of physical sales supplied by our own generation of energy reached 98.2% of total sales in 2006 while sales supplied by energy purchased from other generators represented 1.8% of total sales in 2006, as set forth in the following table:
PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	11,290	97.3	12,333	97.6	13,750	98.2
Electricity purchases	313	2.7	308	2.4	256	1.8

Total(1)	11,602	100.0	12,640	100.0	14,006	100.0

(1)	Energy generation plus energy purchases differs from electricity sales in 2005 and 2006 due to 61 GWh and 80 GWh respectively of power plant consumption of electricity that had been uploaded to the grid, referred to as non -billed electricity consumption.
     The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2004		2005		2006
		% of		% of		% of
		Sales		Sales		Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	1,855	16.0	2,328	18.5	2,116	15.2
Non-contracted	9,749	84.0	10,251	81.5	11,810	84.8

Total electricity sales	11,604	100.0	12,579	100.0	13,926	100.0

     Our physical energy sales in Argentina reached 11,604 GWh in 2004, 12,579 GWh in 2005 and 13,926 GWh in 2006. The company’s physical sales market share has remained at 14% since 2004. Contracted sales in 2006 represented 15.2% of total physical sales and pool market sales accounted for the remaining 84.8%.
PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2004	2005	2006
Central Costanera	7,973	8,466	8,736
El Chocón	3,630	4,113	5,191
Total	11,604	12,579	13,926
     Endesa Costanera’s physical sales have increased, reaching 8,736 in 2006, 8,466 GWh in 2005, and 7,973 GWh in 2004. Contracted sales have declined from 1,183 GWh in 2005 to 758 GWh in 2006, primarily because its easier to purchase electricity from distribution companies rather than generation companies due to the differences in price in both markets due to regulator intervention.
     During 2006, Costanera served an average of 35 non-regulated customers (GUMAS and GUMES). Costanera has no contracts with distribution companies. The current Argentine electricity industry price scenario, given regulatory measures adopted since 2003, makes sales to distribution companies less attractive than sales to the wholesale market.
     The following table sets forth Endesa Costanera’s sales by volume to its largest non-regulated customers for each of the periods indicated:
ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2004		2005		2006
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales

Acindar (Cemsa)	0	0.0%	59	5.0%	102	13.4%
Transclor	87	10.0%	39	3.3%	86	11.3%
Peugeot	55	6.4%	63	5.3%	79	10.4%
Cenco	62	7.2%	62	5.3%	62	8.2%
Papelera de la Plata	89	10.3%	137	11.6%	45	5.9%
Indupa (Cemsa)	254	29.3%	195	16.5%	0	0.0%

Total sales to our largest non regulated customers	547	63.2%	555	46.9%	373	49.2%

(1)	Acindar and Indupa do not have contracts with Costanera, but serve them through Cemsa.
     The sales to the pool market increased from 7,283 GWh in 2005 to 7,978 GWh in 2006. Endesa Costanera’s ability to operate with either natural gas or liquid fuel oil and the growing electricity demand and lack of investment in both natural gas and electricity generation facilities, explains the company’s increased generation.
     Until August 2005, Endesa Costanera had gas supply long-term contracts. However, these long term contracts are currently not in effect due to Resolution 752, which prohibits gas distribution companies from selling to large consumers, including electricity generation companies, and requires them to purchase directly from natural gas producers. Since September 1, 2005, Endesa Costanera has been renewing its contracts on a monthly basis and has been separating its contracts of natural gas supply and transportation and distribution with Metroenergía and Metrogas since July 2006. The gas supply contract expires in December 2007. Although Costanera has supply contracts, the price of the natural gas has not yet been determined. We expect that negotiations between the Argentine government and the natural gas supply companies will define the commitments for the internal market for the period 2007-2011. The liquid fuel supply is carried out in the spot market under competitive conditions.
     In terms of Endesa Costanera’s export business, since 2005, the authorities have restricted total access to the electricity spot market and the use of natural gas to export energy to Brazil, which affected the normal operations of the export contracts. Endesa Costanera was unable to fully comply with its export contracts to Brazil in 2005.
     On December 9, 2005, the Argentine and Brazilian governments signed an agreement to facilitate the operation of export contracts without the imposition of fines for any non-compliance through a transitional period which ends on December 31, 2008. Under this MOU, Endesa Costanera requested from its export customers either a contractual amendment to restore the financial and economic equilibrium provisions, which would result in a price increase or a rescission of the contract altogether. CIEN made different proposals to modify its contracts in Brazil, based on interruptible energy offers in Argentina and changing the contract prices that made the exports from Argentina to Brazil after the transitory period feasible. However, these proposals were not approved in Brazil. On November 28, 2006, when the Ministry of Mining and Energy enacted Portaria 294, which allows CIEN to decrease contracts for Line 2 only, and to move forward in looking for alternative uses of Line 2. For further details, see 4.B Business Overview. Operations in Brazil.
     Due to the aforementioned situation, export contracts have remained inoperative during 2006. However, Endesa Costanera has been selling this capacity, nearly 1,000 MW, to the MEM since May 2006.

     Physical sales of El Chocón were 5,191 GWh in 2006, 4,113 GWh in 2005, and 3,630 GWh in 2004. The relatively rainy conditions in 2006 explain the increase of 26.2% when compared to 2005. Contracted sales increased from 1,145 GWh in 2005 to 1,359 GWh in 2006. The remaining 3,832 GWh in sales were delivered to the pool market.
     During 2006, El Chocón served an average of 17 non-regulated customers (GUMAS and GUMES). El Chocón has no contracts with distribution companies because the current Argentine electricity industry price scenario, given regulatory measures adopted since 2003, makes sales to distribution companies less attractive than sales to the wholesale market.
The following table sets forth sales by volume to largest non-regulated customers of Chocón for each of the periods indicated:
El CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2004		2005		2006
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales

Minera Alumbrera	483	48.9%	482	42.1%	496	36.5%
Profertil	209	21.2%	232	20.3%	242	17.8%
Massuh	19	1.9%	126	11.0%	127	9.3%
Chevron	0	0.0%	0	0.0%	107	7.9%
Acindar (Cemsa) (1)	0	0.0%	118	10.3%	88	6.4%
Petroken (Cemsa) (1)	85	8.6%	30	2.6%	0	0.0%
Ensi S.E.	134	13.6%	27	2.3%	40	2.9%

Total sales to our largest non regulated customers	930	94.1%	1,014	88.6%	1,100	80.9%

(1)	Acindar and Petroken do not have contracts with El Chocón, but are served through Cemsa.
     We operate El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession (thirty years starting August 1993). El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement. Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments.
     Our Argentine power plants compete with all the major power plants connected to the NIS. Our major competitors in Argentina are AES Group, Sociedad Argentina de Energía (Sadesa, Bemberg Group), and Petrobras Energía S.A. The AES Group has nine power plants connected to the MEM with a total capacity of 2,855 MW and one plant not connected to the MEM (Termo Andes), with a total capacity of 600 MW; Sadesa (Grupo Bemberg) owns two plants Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,152 MW); and Petrobras Energía S.A competes with us through two power plants, Genelba (thermal 674 MW) and Pichi Picún Leufú (hydro 285 MW).
  Electricity Generation in Argentina – Industry Structure and Regulatory Framework
     Ley Nacional 24,065 of January 1992 (the “Argentine Electricity Act”) divides the electricity industry into three sectors: generation, transmission and distribution. The generation sector is organized on a competitive basis with independent generation companies selling their output on the MEM -Spot Market- or by private contracts with certain other market participants. Transmission is a public service rendered under monopoly conditions by private companies to whom the National Government awards electrical energy transportation concessions from generation centers up to the reception places by the Distributors and/or Large Consumers. Transmission companies are required to provide third-party access to the transmission systems they own and are authorized to charge a toll for transmission services. Transmission companies are prohibited from generating or distributing electricity. Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. or Transener is in charge of the electrical energy transmission service in extra high voltage. Distribution is also a public service under monopoly conditions, rendered by companies which have been granted concessions.. Distributors have the obligation to supply the final users within a specific concession area. Distribution companies may acquire the electrical energy needed to meet the final consumer’s demand from the MEM or through private contracts with generation companies.
     In addition to identifying the generation, transmission and distribution sectors, Law 24,065 also establishes a classification of customers. The Regulation classifies large users of energy into three categories: Major Large Users (“GUMAs”, in its Spanish acronym), Minor Large Users (“GUMEs”, in its Spanish acronym) and Large Private Users (“GUPAs”, in its Spanish acronym). GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh. GUMAs can independently contract for their own electrical energy supply either with a generator, a distributor or a trader. GUMAs must purchase at least 50% of their demand and purchase the rest in the pool market. GUMEs are users with peak capacity demand ranging between 0.03 MW and 2.0 MW. GUPAs are users with a peak demand ranging between 0.03 MW and 0.1 MW. GUMEs and GUPAs are not required to have minimum annual energy consumption. GUMEs and GUPAs must contract to purchase all of their demand and do not make any transactions in the pool market.
     The regulation also recognizes the following entities as participants in the MEM:
•	power traders, who market generation capacity and energy demand by entering into contracts with generators and large consumers;

•	provinces which can sell the energy received under royalty rights; and

•	foreign companies that are part of import/export energy contracts.
     Dispatch and Pricing
     Like the Chilean system, Law 24,065 organized the Argentine electricity dispatch system, under a “marginal cost principle” to secure electrical energy supply at the lowest production cost. The coordination of the electrical energy dispatch operations, the wholesale prices fixation, and the administration of the economic transactions in the MEM is controlled by CAMMESA. CAMMESA’s shareholders are the generation, transmission and distribution companies, large users (through their respective associations, AGEERA for generators, ATEERA for transporters and ADEERA for distributors) and the Secretariat of Energy.
     All generation companies that are in the NIS pool operate in the MEM. Distribution companies, power traders and large users that have entered into private supply contracts with generation companies pay the contractual price. Large users who contract directly with generation companies must also pay a toll to the respective distribution companies for the use of their distribution networks. The seasonal price is the price paid by distribution companies for electricity from the pool and is a fixed price that is reset every six months by the Secretariat of Energy upon CAMMESA’s recommendation based on an evaluation of the supply, demand and available capacity among other factors. The seasonal price is maintained for at least 90 days. Thereafter, CAMMESA updates the assumptions underlying the models used to establish the seasonal price based on current data and results provided by WEM member companies. If the Secretariat of Energy finds significant variance among current and prior data, it may resolve to change the seasonal price. The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction. The hourly spot price paid for energy reflects the marginal cost of generation. This means that the electrical energy price at every hour is determined by the production costs of the last dispatched machine in order to cover the total electrical energy demand.
     The actual operation of CAMMESA involves the dispatch of generating resources without regard to the contracts among generation companies, power traders and distribution companies or large users. Consequently, a generator’s capacity may be dispatched in such a manner to supply more or less energy to the pool irrespective of its contractual commitments. Under these circumstances, the generation company will be required to purchase or supply excess energy from or to the pool at spot prices.

     Transmission Tariff
     The transmission tariff paid by the generators, distributors and large users is integrated by the following concepts: (1) a connection charge that covers the costs of operating the equipment that links them to the transmission system; (2) a capacity charge that covers the cost of operating and maintaining lines; and (3) a variable charge based on the aggregate amount of electric energy transported to cover losses that occur during transmission.
     Regulation of Hydroelectric Operations
     The generation system in Argentina is integrated by: thermal powerhouses (54%), hydro electrical powerhouses (38%), and nuclear powerhouses (8%). The generator operating hydro electrical powerhouses render their service under concession regimes awarded by the National Government.
     Law 23,896 of 1990 created the Basin Authority of the Limay, Neuquén and Negro Rivers (the “Basin Authority”). The Basin Authority is responsible for the administration, control, use and preservation of the basin of the Limay, Neuquén and Negro Rivers and for the adequate management of related water resources. The Basin Authority monitors compliance by El Chocón and other hydroelectric concession holders in the region with the provisions of their respective concession agreements, environmental laws and the Basin Authority’s resolutions. The Basin Authority also serves public hearings forum for complaints against those holding concessions can be heard and resolved.
     The Entity for the Safety of Dams (“ORSEP” in its Spanish acronym) is in charge of supervising the safety of El Chocón’s dams and for any additional works performed by El Chocón. ORSEP supervises and inspects the construction, operation, maintenance, repair or modification of the works related to the dams and related structures in order to monitor their safety and to protect persons and assets. ORSEP is empowered to: (1) inspect and verify the functioning of any part of the dams or related structures; and (2) require reports on (a) the design, construction, operation, maintenance, use, repair or modification of dams and related structures, and (b) any situation which may cause risk to the dam or any death or injury caused by such dams or related structures. ORSEP also handles the approval of quality control programs submitted by El Chocón, the determination of specifications to prevent accidents and the maintenance of public safety within the area of the dams and related structures.
     Emergency Measures
     Since 2002, the Argentine electricity regulatory framework has undergone significant changes due to the economic crisis, the convertibility regime outlet and the emergency declared by Law 25,561 (the “Economic Emergency Law”), of which the long-term impacts and effects are difficult to evaluate. In particular, in January 2002, Argentine Congress approved the Public Emergency and Reform of Exchange Regulation Law 25,561. Under Law 23,928 (the “Convertibility Law”) of 1992, the National Government had established the parity between the dollar and the Argentine peso at the rate of one dollar per one Argentine peso. Law 25,561 revoked this convertibility regime and authorized the Executive Power to fix a new exchange rate. The 67% devaluation resulted in a new parity at the rate of one dollar per three Argentine pesos. Notwithstanding the foregoing, when Law 25,561 was promulgated, the obligations in dollars were converted to Argentine pesos, at the rate of one dollar per one Argentine peso. In essence, the Argentine peso equivalent of dollar obligations increased by 200%. Law 25,561 authorized the Executive Power to renegotiate of the public service contracts, to compensate for the effects of the devaluation.
     From December 3, 2001 to May 6, 2003, the Argentine Government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced between January and May 2003.
     The trend in Argentina since 2002 leads us to believe that there will be increased state intervention that will modify the regulatory framework described in this Report.

     Electricity Industry Regulatory Changes since 2002
     In 2002, the Secretariat of Energy introduced some regulatory measures (Resolutions 2, 8 and others) to correct the mismatches produced by the devaluation of the Argentine peso and to ensure the normal operation of generation activities. An important provision, with respect to the calculation of spot prices, is the recognition of the dollar as the correct currency of denomination for certain variable costs of production such as liquid fuels, which are tradable goods, certain foreign machinery spare parts and long-term maintenance contracts with equipment suppliers that are denominated in foreign currency.
     Another important aspect of these regulatory measures was to adjust the price stabilization system in order to identify real costs and prices, reduce price volatility and diminish the arbitrage risk resulting from differences between spot prices and seasonal prices. In this respect, an anticipated pool market has resulted that introduces a prior pricing adjustment to energy prices that acts as a price stabilization system.
     The mandatory conversion of dollar denominated prices into Argentine pesos (Law 25,561) and the regulatory measures issued by the Government hindered the transfer of the variable costs of generation into the seasonal prices. This discouraged savings on electricity consumption as well as investments related to the increase in electrical energy offer and in the transmission capacity. In addition, there has been a sustained increase in the demand for electrical energy since 2003 and a shortage of natural gas to supply power plants. As a result, although they are formally still in place, the extraordinary regulations applicable to the fixing of prices in accordance with Law 24,065 were set aside.
     Given the significant variation in demand throughout the day, CAMMESA must decide which generating units will supply such demand. Therefore, it dispatches the units using an economic criterion, aiming to minimize the Production Variable Cost (CVP, in its Spanish acronym), the Transmission Variable Cost (CVT, in its Spanish acronym) and the value of the Non Supplied Energy (ENS, in its Spanish acronym), in accordance with the transmission restrictions, fuel and water availability in dams, and other operative limitations. Each considers the relevance of fuel for the generation cost, and other variable costs not related to fuel with a 15% maximum used for the fuel cost.
     Pursuant to Resolution 8 issued in 2001 by the Secretariat of Energy, the first modifications of the price-penalty mechanism were made in accordance with the aforementioned basic principles, but allowed total recovery of all variable costs. The Operation and Maintenance Variables were included in the CVP, with limits as to range and type of generation. Dispatch charges are defined on an hourly basis considering the CVP an increasing order (from the lowest to the highest cost) of the machines based on the fuel consumed.
     Until 2003, the dispatch charge (marginal cost) coincided with the sanctioned price for the energy. After Resolution 240 of 2003, the price used by the generators for the energy transactions was detached from the marginal cost. This price assumed total availability of gas (without restrictions). Due to the above, market price will always be less than marginal cost. The availability of natural gas is the most significant variable that affects the operation of the system with respect to both costs and supply risks. The price fixed by the Secretariat of Energy for its transfer to the regulated demand is different from the market price. The capacity dispatched is still based on actual fuels used. However, the calculation of the spot price takes into account that all generation dispatched has free supply of natural gas, and water value is not taken into account in price fixing if it is higher than the value attributable to combustible gas.
     The difference between the costs of the fuels actually used by generators and the fixed price of natural gas included in the calculation of the spot price is considered to be an overcharged cost that is added to the energy price billed to the spot market by those generators which use alternative (substitute) more expensive fuels.
     Towards the end of the first quarter of 2004, pursuant to Resolutions 265 and 659 of the Secretariat of Energy, the Argentine Government announced a temporary restriction on natural gas exports and natural gas to be used generate electricity for export to give priority to natural gas requirements within Argentina. The measure will remain in force until the Natural Gas Supply Crisis subsides. The primary causes for these restrictions were the lack of investment in extraction and transportation capacity of natural gas within Argentina and the increase internal demand for natural gas. Both elements are due to the pesification of natural gas contracts and the freezing of the price of natural gas in Argentina since the beginning of 2002. The resulting artificially low price encouraged consumers to replace more expensive oil-derived energy with natural gas, leading to an explosive growth in demand. At the same time, the fixed, low price of natural gas discouraged producers from investing in natural gas exploration which would have otherwise increased extraction capacity. Consequently, current supply has not been able to satisfy internal demand and export commitments.
     This resulted in spot prices and marginal costs being unrelated to each other. This, in addition to the freezing of the seasonal price, led to a constant distortion of the MEM, causing an increase in the Stabilization Fund deficit. Therefore, a transitory mechanism was created for the prior assignment of scarce resourses to finance the MEM’s credits. The purpose is to pay the accepted costs and transitorily authorize the use of Unified Fund resources available in CAMMESA to partially pay the debts owed to the electricity generators. Additionally, the State had to grant reimbursable loans to the National Treasury to pay the debts owed to the generators and assist the Stabilization Fund for the support of the MEM’s price regime. These measures were insufficient to pay the MEM’s debts, and in 2004 FONINVEMEM was created. This fund was estabished with the credits of the electricity generators, which are used to partially finance the construction of two power plants currently under construction. In 2005, the Secretariat of Energy cancelled part of the outstanding debt with the generators.
     In order to reestablish the natural gas price, the Ministry of Federal Planning, Public Investment and Services, pursuant to Resolution 208 of April 2004, approved an agreement with the natural gas producers. Under this agreement, the natural gas price rose to $1 per million BTU in July 2005, an increase of more than 100%. Likewise, a protective mechanism was established, effective until July 31, 2005, whereby the producers agreed to supply specified volumes of natural gas. Although this agreement expired on December 31, 2006 and has not been extended, it is still currently being applied.
     The natural gas shortage and the need to secure the internal supply, combined with the thermal electric generators difficulties to obtain financing for acquiring alternative fuels, forced Argentina to enter into an agreement with the Republic of Venezuela on April 2004, whereby Venezuela agreed to supply fuel to Argentina for a three-year-period. CAMMESA executed the corresponding agreements with Petróleos de Venezuela S.A. and was in charge of distributing the imported fuel oil among the generators. Although the fuel oil used was a resource of last resort, the national regulatory policy supported the acquisition of liquid fuel by the electricity energy generators by providing financing from the Stabilization Fund (“Fondo de Estabilización”), established by Law 24,064. Notwithstanding the foregoing, the parties also agreed to purchase a fixed volume of fuel oil of instant availability in order to cover any generators’ eventual stock shortages.
     Since 2004, the Federal Government has imported natural gas from Bolivia to supply the internal market demand. On June 29, 2006, Argentina and Bolivia executed the “Agreement between the Republic of Argentina and the Republic of Bolivia for the Sale of Natural Gas and the Execution of Energy Integration Projects”. The agreement has a 20-year term, and Argentina will receive 28 million cubic meters per day of natural gas. Until December 31, 2006 the price was $5 per million BTU. The parties have not agreed upon a price for 2007.
     One of the measures relating to natural gas in recent years was the creation of the Electronic Gas Market (“MEG”, in its Spanish acronym) in February 2004, through which the regulatory authorities intend to increase the transparency of physical and commercial operations of the Spot Market. The MEG is where the supply and the demand Natural Gas Agents trade under a spot modality.
     Pursuant to Resolution 752/2005, the parties interested in directly acquiring natural gas from producers in the spot market without involving distributors or engaging in contractual terms or the acquiring natural gas to export according to Resolutions 265/2004 and 659/2004, must submit to the MEG a Standardized Irrevocable Offer (“OIE”, in its Spanish acronym) addressed to producers. In such OIE, the price to be offered shall be the weighted average of the export prices. If an OIE isn’t accepted by any natural gas producer during 10 working days after the offer is published, the consumer may request that gas provision to the Secretariat of Energy as an IAP (Permanent Additional Injection). Currently, no OIE has been accepted by any producer. Another measure adopted by the Federal Government was the establishment of the Energy Rational Use Program which consists of economic incentives to reduce consumption to save electricity.
     The National Government has also adopted measures designed to restrict the electric demand, including the “Electric Energy Rational Use Program”. Under this program, since April 2004, the Secretariat of Energy implemented incentives and additional charges to discourage users’ excess consumption in order to avoid interruptions of electricity supply and to encourage electricity savings.

     Export and Import of Electricity
     In order to give the internal market supply priority, the Secretariat of Energy adopted additional measures that restricted electricity exports. To such extent, Resolution 949/2004 established the following measures, among others: (i) the generators and traders purchases in the Spot Market to cover electricity export operations shall be priced at the maximum value between the market marginal cost and the hour spot price of electricity; (ii) as long as the first point is applicable, the cost of generation in excess of the Spot Market price of the MEM, the Transitory Over Cost , of Generators’ and/or Traders’ to cover export operations, will not be recognized; (iii) the transitory over cost charges must not be invoiced in regard to the export demand covered according to the electricity purchases or production aforementioned; and (iv) as long as points (i) through (iii) remain in force, the back up contracts to support firm capacity export contracts in the Term Market engaged by Generators and/or Traders cannot be modified.
     The aforementioned restrictions impeded generators to meet their export commitments under prior conditions. On December 9, 2005, the Argentine and Brazilian governments signed an agreement to facilitate the operation of export contracts without the imposition of fines for any non-compliance through a transitional period ending December 31, 2008 (MOU). Under the MOU, both countries agreed to take all possible actions to adapt the regulation of electricity exports from Argentina to Brazil for the transition period. In accordance with this agreement, the Argentine Republic issued on February 7, 2006, Resolution 161 of the Secretariat of Energy. This Resolution established the Transition Regulation for the amendment of the import and export contracts of electricity subscribed between Argentina and Brazil.
     FONINVEMEM
     The Secretariat of Energy enacted several resolutions (406/2003, 943/2003, 946/2004, among others) to adjust the MEM operation to the emergency situation, which, in many cases, modified the criteria and methodology used to determine prices and payment of electricity within the MEM. This situation generated credits of private Generator Agents against the MEM. By virtue of Resolutions 406/2003 and 943/2003, these credits were documented through titles defined as sales with dates to be defined.
     The Secretariat of Energy Resolution 712/2004 created a fund to generate the necessary investment to increase electricity capacity/generation within the MEM. Pursuant to Secretariat of Energy Resolution 406/2003, FONINVEMEM would receive the credits accrued by the private Generator Agents from January 1, 2004 to December 31, 2006. CAMMESA was appointed to manage the fund.
     Under Resolution 1,427/2004, the Secretariat of Energy gathered all private Generator Agents in the MEM to express their irrevocable compromise in the organization of FONINVEMEM by investing credits accrued during the period from January 1, 2004 to December 31, 2006, pursuant to Resolution 406 passed by the Secretariat of Energy.
     The Agents had to execute the “Wholesale Energy Market Restructuring Adhesion Act”, and take on the obligation to execute the “Definitive Agreement” proposed by the Secretariat of Energy, subject to the further approval (“ad-referendum”) of the Ministry of Federal Planning, Public Investments and Services (the agreement was dated October 27, 2005). The basic guidelines of the Adhesion Act consists of various commitments from the Private Agents and the Secretariat of Energy, including the following:
     A. Commitments from the Secretariat of Energy:
     (i) Establish seasonal prices transferable to medium and long-term demand tariffs in such a way that, as of July 1, 2005, such prices may cover, at least, the entire monomial costs (defined as the marginal cost of energy plus the cost of power) of the MEM arising from enforcement of Resolution 240/03.
     (ii) Establish seasonal prices transferable to tariffs, excluding those prices associated with the social tariff (defined as a special lower tariff to be paid by low income consumers), to reach, as of November 1, 2006, values sufficient to cover the total monomial costs of the WEM, including fixed capacity and variable electricity cost, resulting from the application of Resolution 240 provisions, issued on August 14, 2003 and complementary resolutions thereof.

     (iii) Establish seasonal prices capable of securing the payment to the MEM’s electricity generators through tariff collection no later than the first seasonal scheduling after the commencement of commercial operations of investment projects implemented under this framework.
     (iv) From the time the new power plants commence operations, pay for the capacity made available at a price equivalent, in Ar$, to the amounts paid prior to the enactment of Law 25,561 and to pay for the electricity supplied to the system, establishing the Production Variable Costs as the base for the corresponding calculation, and allowing the maximum Production Variable Cost to equal the Reference Price plus 15%.
     (v) Once the MEM is restructured, and from the time the new power plants commence operations, revoke Resolution 240 and pay for the generators with the System Marginal Price within a free Spot Market, taking into account the cost of the unsupplied energy and with a water-value representing the thermal replacement value.
     (vi) Promote the necessary regulatory changes in the MEM restructuring for:
•	Demand contracted for at least 75% of their electricity consumption.

•	Energy bidding process to supply the gradual increase in demand of consumers that don’t have access to the MEM, through contracts of new energy generation, with a minimum term of four years.

•	Bids for the energy contracted for generation by the Project/s carried out with FONINVEMEM funds, in order to facilitate their possible financing.
     (vii) Creation of regulatory instruments that allow the contract of non interruptible natural gas transportation and natural gas purchase contracts and the natural gas currently contracted to supply the generation of electricity and adaptation of the natural gas supply to the requirements of the power plants.
     (viii) Once the MEM is restructured, the contracts for electricity exports authorized in the MEM will have the same options as the domestic demand to acquire the electricity in the “Spot Market”, at the rates to be determined pursuant to paragraph (iv).
     (ix) Honoring the contracts currently in force within the MEM.
     B. Commitments undertaken by the Private Agents:
     (i) Contribute as a performance guarantee of the projects necessary for the MEM restructuring, between 65% and the total amount (LVFVD) pursuant to Resolutions 406 and 943.
     (ii) Take all the steps necessary to manage the projects for the MEM restructuring, undertaking the commitment to implement the pertinent Projects and tasks so they can be ready for commercial operations in 2009.
     (iii) Obtain the necessary financing to develop the projects and the corresponding tasks for the MEM restructuring on the given deadlines.
     The adhesions of the private Generator Agents to the FONINVEMEM were opportunely accepted by the Secretariat of Energy (through Resolutions 3 and 771, both dated 2005).
     On October 14, 2005, the Secretariat of Energy issued Resolution 1193 pursuant to which all private Generator Agents of the MEM were called together to formally express their irrevocable commitment to manage the construction, operation and maintenance of the electric energy generation plants in accordance with the “Definitive Agreement for the Management and Operation of the Projects for the MEM Restructuring in accordance with the Resolution 1427/2004 frame”.
     Both Endesa Costanera and El Chocón adhered to Resolutions 1427/2004 and 1193/2005. The objective of the Definitive Agreement was to build two combined cycle generation plants with 800 MW each and an overall consumption of 1600 Kcal/KWh. Each will be powered by natural gas or alternative fuels and one to be located in the Province of Buenos Aires (in Campana) and the other in the Province of Santa Fe (Rosario).

     The Federal Government has guaranteed the supply of natural gas and the availability of firm transportation to allow the normal and continuous operation of the plants.
     These plants should contribute the electrical energy delivered to the MEM for at least ten years from the dates they begin to operate by virtue of Supply Contracts entered into with CAMMESA. The price of such energy will be calculated based on the costs incurred for the operation, maintenance and the sums required to reimburse the capital contributions made by all the investors who participate in the project. A management charge will be included for the private Generation Agent who should manage the plant. Endesa Chile has been awarded with the management of the Termoeléctrica Belgrano S.A. plant.
     Two trusts were created to perform the economic-financial management of the committed funds during the plants construction. These trusts will remain in force until the completion of the supply contracts.
     Once the supply contracts have expired and have been paid, and all obligations to investors during the 10 year period have been met, the entrusted goods shall be transferred, at no cost, to the FONINVEMEM generation companies, Termoeléctrica San Martín S.A. and Termoeléctrica Belgrano S.A. For details on the FONINVENEM generation companies, see “Item 4. Ownership Share of Endesa Chile.” On August 18, 2006, the Ministry of Federal Planning and Public Investment and Services approved the agreement between the Secretariat of Energy and the private Generator Agents in accordance to the requirement established by Resolution 1427/2004.
     In relation to the FONINVEMEM projects, as of December 31, 2006, the sums invested pursuant to Resolution 406 amounted, to $ 83.2 million by El Chocón and $ 23.7 million by Endesa Costanera.
     In order to continue with the implementation of the FONINVEMEM fund, the Secretariat of Energy passed Resolution 229/2006 on February 24, 2006, which established a transitory additional charge to all energy consumed in the MEM which will be allocated to the “FONINVEMEM” fund.
     Notwithstanding the foregoing (time expiration and additional charge implementation), the Secretariat of Energy has recently contacted the Generator Agents which have adhered to the FONINVEMEM in order to communicate that the Regulatory Authorities are considering an extension of the procedure (which term has not been communicated yet) subject to certain adjustments with regard to the actual terms and conditions of the FONINVEMEM (e.g. margin percentage contributed decrease, etc.).
     Energy Plus Service
     Resolution of the Secretariat of Energy 1,281/2006 established an amendment to the regulation of electricity. It provides that, as of November 1, 2006, the electricity marketed in the “Spot” Market by electricity generators owned by the National Government are to supply the consumption of distribution company clients. Furthermore, the Resolution creates the Energy Plus Service which is the offer of new electricity capacity to solely supply electricity demand growth. The increase in the demand for electricity is calculated by taking into account the demand of electricity in year 2005, which is called “Base Demand”. The Energy Plus Service will be supplied by electricity generators that install new capacity or that offer generation capacity that existed but was not connected to the NIS (Argentine Interconnected System). All large consumers that, as of November 1, 2006, have a demand that is higher than their Base Demand must contract with the Energy Plus Service. The price of the contracts for Energy Plus Service must be approved by CAMMESA, the Secretariat of Energy and the Ministry of Federal Planning, Public Investment and Services. The demands that cannot secure a Energy Plus Service contract, may request CAMMESA to conduct an auction to obtain the electricity that they require.
     Regulation for the promotion of Energy Infrastructure projects
     The Federal Government has adopted several measures to promote new investment and to rejuvenate of the electricity sector. These measures include executing actions necessary to expand natural gas and electric energy transport capacity and creating respective fiduciary funds to finance these expansions.
     On May 18, 2006, the Federal Government promulgated Law 26,095, which creates specific charges that must be paid by the final users and used to finance of new electricity and gas infrastructure projects. This Law was later implemented by Decree 1216/2006.

     The Federal Government also promulgated the following laws:
     Law 26,093 which regulates and promotes the sustainable production and use of bio-fuels. This Law was afterwards implemented by Decree 109/2007.
     Law 26,126 which declares of national interest the development of technology, production, use and application regarding the use of hydrogen as a fuel.
     Law 26,154 encourages hydrocarbon exploration and exploitation.
     Law 26,190 encourages the use of renewable energy resources for electricity generation.
     Environmental Regulation
     The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional 24,051 (the “Hazardous Waste Law”) enacted in January 1992 and its implementing decree, Decree 831/93, which regulates the disposal of hazardous waste in Argentina.
     Pursuant to the terms and conditions established by the Argentine Government for the concession relating to El Chocón’s hydroelectric facilities and the purchase of Endesa Costanera, El Chocón and Endesa Costanera must comply with certain reporting rules, monitoring obligations and emission standards. Failure to comply with these requirements and federal and local environmental legislation entitles the Argentine Government to impose penalties, and in certain cases, cancel the El Chocón concession agreement or suspend Endesa Costanera’s operations. Endesa Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its aforementioned implementing decree. They have been informed that they have been classified as “potential” generators of hazardous waste. We believe that El Chocón and Endesa Costanera are in compliance with all material obligations relating to environmental matters.
Operations in Colombia
     Operating revenue from our business in Colombia represented 24.3%, 23.0% and 20.5% for 2004, 2005 and 2006 of our total operating revenues respectively. Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN COLOMBIA

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$)
Operating Revenues	265,917	264,191	273,825
Operating Expenses	136,644	135,822	147,909
Operating Income	125,298	123,080	121,330
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     We control two electricity generation companies in Colombia, Betania and Emgesa. We have a 99.9% ownership interest in Betania and a 23.5% economic interest in Emgesa. Betania is the operator of Emgesa, although it receives no compensation in return.
     As of December 31, 2006, our Colombian subsidiaries operated a total of eleven generation plants in Colombia, with a total installed capacity of 2,779 MW as of December 2006. Betania has one 541 MW hydroelectric facility located in Huila. Emgesa had a total installed capacity of 2,238 MW as of December 31, 2006, 83.1% of which was hydroelectric. Emgesa’s main facilities are located in the Cundinamarca region of Colombia. On January 1, 2006, the San Antonio plant (20 MW) was withdrawn from the NIS and on February 28, 2006, Emgesa bought Termocartagena S.A, which owns the power plant Cartagena with 142 MW of installed capacity. As of December 31, 2006, Cartagena had two operative units, a third unit is being repaired and is expected to be reincorporated into the system during the second half of 2007.

     Our hydroelectric and thermal generation plants in Colombia represent 21% of the country’s total electricity generation capacity as of December 2006.
     The following table sets forth the installed generation capacity of our Colombian subsidiaries as of December 31, 2006:
INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)(1)(2)

	(MW)
	2004	2005	2006
Emgesa
Guavio (Hydroelectric)	1,150	1,164	1,163
Cadena Nueva (Hydroelectric)	600	601	601
Termozipa (Thermal)	223	236	236
Cartagena (Thermal)	0	0	142
Minor Plants (Hydroelectric)(3)	96	116	96
Betania
Betania (Hydroelectric)	540	541	541

Total	2,609	2,657	2,779

(1)	For 2004, installed capacity corresponds to capacity available for the system, while for 2005 and 2006 the figure includes the capacity used for power plant consumption.

(2)	The installed capacity was certified during 2006 by Bureau Veritas, according to Norm No. 038 of Endesa Chile, “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.”

(3)	As of December 31, 2006 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca. On January 1, 2006, San Antonio plant (20 MW) was withdrawn from the Colombian NIS.
     Approximately 86.4% of our installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Our electricity generation in Colombia reached 12,564 in 2006 compared to 11,864 GWh in 2005 and 11,881 GWh in 2004. Our generation market share in Colombia in 2005 and 2006 was 24%. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which we operate. Companies are free to offer their electricity at prices driven by market conditions, as opposed to being dispatched by a centralized operating entity to generate according to the minimum marginal costs of the system. Betania and Emgesa sold 63.2% of their electricity under contracts in 2006, with the remainder sold in the spot market.
     The following table sets forth the energy generation for each of our Colombian subsidiaries:
ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)

	(GWh)
	2004	2005	2006
Emgesa	10,028	9,763	10,360
Betania	1,853	2,101	2,204

Total	11,881	11,864	12,564

(1)	Generation minus power plant own consumption and technical losses.
     Hydrological conditions in 2006 translated into greater generation for Emgesa and Betania when compared to 2004. During 2006, thermal generation represented 2.7% of total generation, and hydroelectric generation the remaining 97.3% of our generation in Colombia. Although the two thermal facilities, Termozipa and Cartagena represent 13.6% of our total installed capacity in Colombia. As of December 2006, the variable cost of generation of those plants was higher than the average spot market price, given the level of supply and demand of electricity during the year.
     The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:
PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Electricity production	11,881	77.9	11,864	78.1	12,564	81.3
Electricity purchases	3,368	22.1	3,321	21.9	2,883	18.7

Total	15,249	100.0	15,185	100.0	15,447	100.0

     The sole interconnected electricity system in Colombia is the Colombian National Interconnected System, or the Colombian NIS. Electricity demand in the Colombian NIS increased 4.1% during 2006. The total electricity consumption in the Colombian NIS was 47,020 GWh in 2004, 48,829 GWh in 2005 and 50,813 GWh in 2006.
     The demand in Colombia’s electricity market has also been affected by the interconnection with the electricity system of Ecuador, which began operations in March 2003, referred to as International Transactions of Energy (“TIE”). During 2006, physical sales to Ecuador reached 1,608 GWh. A new transmission line between Colombia and Ecuador is expected to begin operations in 2007, increasing the capacity to 270 MW. Also in 2005, a physical connection of 100 MW between Ecuador and Peru was carried out, but there have not been energy exchanges because the framework for operations is not yet completely defined. Both interconnections with transmission lines represent a potential for greater competition because generators in Ecuador may generate and export electricity to Colombia. However, based on the level of capacity and price levels in each country, it is more likely that Colombian generators will be exporting electricity to Ecuador.
     The distribution of Endesa Chile physical sales in Colombia, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2004		2005		2006
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	9,736	64.3	9,800	65.0	9,687	63.2
Non-contracted sales	5,412	35.7	5,277	35.0	5,640	36.8

Total electricity sales	15,148	100.0	15,077	100.0	15,327	100.0

     During 2006, Emgesa served an average of 877 contracts with non-regulated customers and 18 distribution and trading companies, and Betania served a total of four distribution companies. Our sales to the distribution company Codensa accounted for 30.5% of our total contract sales in 2006. Physical sales to the six largest non-regulated customers altogether reached 3.8% of total contracted sales.

     The following table sets forth our sales by volume to our five largest distribution customers in Colombia for each of the periods indicated:
MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2004		2005		2006
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Distribution companies:
Codensa	4,413	45.3%	3,933	40.1%	2,959	30.5%
Enertolima	125	1.3%	800	8.2%	811	8.4%
Electrocosta	253	2.6%	426	4.3%	610	6.3%
Electricaribe	510	5.2%	341	3.5%	469	4.8%
EPM	66	0.7%	136	1.4%	436	4.5%
Dicel	0	0.0%	222	2.3%	225	2.3%
Essa	501	5.1%	206	2.1%	7	0.1%
Cens	527	5.4%	221	2.3%	5	0.0%

Total sales to our largest distribution companies	6,395	65.7%	6,285	64.1%	5,521	57.0%

     Our most important competitors in Colombia include the following state-owned companies, each with installed capacities as of December 2006 as described: Empresas Públicas de Medellín, with 2,575 MW, Isagen, with 2,106 MW, and Corelca, with 1,600 MW. We also compete with the following privately owned companies in Colombia: EPSA (Unión Fenosa) with 996 MW and Chivor, which is owned by AESGener, with 1,000 MW, all as of December 2006.
Electricity Generation in Colombia – Industry Structure and Regulatory Framework
     The Colombian constitution provides that it is the government’s duty to ensure that public services are made available to everyone in an efficient manner. Ley 142 of 1994 (“Law 142”) provides a broad regulatory framework for the provision of residential public services, including electricity, and Ley 143 of 1994 (the “Colombian Electricity Act”) provides the regulatory framework for the generation, trading, transmission and distribution of electricity.
     Law 142 establishes that the provision of electricity services is an essential public service that may be provided by government and private sector entities. Utility companies are required to: (1) ensure continuous and efficient service without abuse of a dominant position; (2) facilitate low-income users’ access to subsidies granted by the authorities; (3) inform users regarding efficient and safe use of the services; (4) protect the environment; (5) allow access and interconnection to other public service companies and their users; (6) cooperate with the authorities in the event of emergency to prevent damage to the users; and (7) report the commencement of their activities to the appropriate regulatory commission and the superintendence.
The principal government entities which play an important role in the electricity industry are:
•	The Ministry of Mines and Energy which defines the government’s policies for the energy sector.

•	CREG (“Comisión de Regulación de Energía y Gas”) is the authority that creates the regulatory framework (CREG resolutions do not require Congressional approval). The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the CREG and other regulatory bodies governing the electricity sector: (1) efficiency – the correct allocation and use of resources and the supply of electricity at minimum cost; (2) quality – compliance with the technical requirements established in regulations affecting the sector; (3) continuity – a continuous electricity supply without unjustified interruptions; (4) adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency; (5) neutrality – the impartial treatment of all electricity consumers; (6) solidarity – the provision of funds by higher income consumers to subsidize the subsistence consumption of lower income consumers; and (7) equity – an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

On the other hand, CREG: (1) resolves disputes between participants in the electricity and gas sectors (arbitration) when the dispute involves the interpretation of operational or commercial rules; (2) is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities; (3) establishes the conditions for the gradual deregulation of the electricity sector toward an open and competitive market; (4) approves charges for the transmission and distribution networks and charges for trading to regulated customers; (5) establishes the methodology for calculating maximum tariffs for supplying the regulated market; (6) establishes the regulations for the planning and coordination of the operation of the Colombian NIS; (7) establishes technical requirements for the quality, reliability and security of supply; and (8) protects customers’ rights.

•	SSPD (“Superintendencia de Servicios Públicos Domiciliarios”) which is in charge of overseeing and inspecting the utilities.

•	UPME (Mining and Energy Planning Agency), which is in charge of planning the expansion and the transmission network among other tasks.

•	CNO, (National Operation Council) which is in charge of maintaining economic and safe operation of the electricity sector.
     Prior to the passage of the Colombian Electricity Act, the Colombian electricity sector was vertically integrated. The Colombian Electricity Act separately regulates generation, transmission, trading and distribution (the “Activities”). Under this law, any company, domestic or foreign, may undertake any of these Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution. Companies which were vertically integrated at the time the Colombian Electricity Act became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of the Colombian Electricity Act but must maintain separate accounting records for each Activity.
     The CREG 001-2006 resolution modifies market share calculation methodology for generation, trading and distribution Activities. It eliminates the 25% market share limit for the distribution Activity as of July, 2007; the market share of generators, traders have been limited as follows:

o	a generator may not own more than 25% of the installed generating capacity in Colombia;

o	a trader may not account for over 25% of the trading activity in the NIS.
     Generators may not own more than a 25% interest in a distributor and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, its parents, affiliates or subsidiaries. In 1999, CREG issued Resolution CREG 042, which provides that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers if the total Net Effective Capacity exceeds the so-called “Capacity Band” as set by the CREG. Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW. The CREG 042-1999 resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.
Generation
     The generation sector is organized on a competitive basis with generation companies selling their production on the electricity pool market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices. The NIS is the Colombian electricity system which consists of the following: the generation plants, the interconnection grid, the regional transmission lines, the distribution lines and the electrical loads of the users. Betania and Emgesa are part of the NIS. The spot price is the price paid by the participant in the wholesale market for energy dispatched by the Centro Nacional de Despacho (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the level of total supply and demand.
     Colombia has a hydro-dominated electricity market, producing that the main scarcity event is seasonal scarcity due to depleted hydro reservoirs and low inflows during dry periods. This spot scarcity produces a high degree of price volatility in the Bolsa. Indeed, to enhance predictability and to mitigate the volatility of spot sale prices, generators connected to the NIS also receive a “Reliability charge”. The conditions are established in the Resolution CREG 071 of 2006 (“Resolution 071”) and its modifications. The Reliability charge is the payment that each unit of the system receives based on an individual model that calculates the minimum annual energy that the unit is capable to produce according to its history and own characteristics (Firm energy). The Reliability charge payment has two components: (1) Administrative prices would apply during the transition period from December 2006 to November 2012 with energy firm obligation (OEF), in proportion to the firm energy of each plant, associated to demand function. The firm energy price is adjusted for the Producer Price Index annually, during the commitment period (one year), and its value is $13,045 per MWh; and (2) a descending clock auction would be held on May 2008 for a commitment beginning in December 2012, the parameter in the auction is the cost of new entry, initially, this cost is estimated by the regulator. Subsequently, the cost is adjusted based on competitive auction results. These features work together to produce firm energy payments that will motivate efficient investment in generation resources. The commitment period for new resources is between one and twenty years, ten years for an special resources, and one year for existing resources.
     Dispatch and Pricing
     The principal function of the Bolsa is to enable for the sale of excess energy, under contract, as spot sales of electricity. In the Bolsa, an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period. The CND receives price bids from all the generators that participate in the Bolsa every day. These bids indicate the daily prices at which the generators are willing to supply electricity and the available capacity for the following day. Based on this information, the CND in accordance with the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishes on an hourly basis the order that generators will be dispatched the following day to meet expected demand. The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied by the lowest cost combination of available generating units in the country. During 2003, international short-term electricity transactions were regulated through Resolution CREG 004 and some other amending resolutions, which became effective when trade with Ecuador began. Please see “Item 4. Information on the Company—B. Business Overview—Operations in Colombia” for more information. Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost-efficient manner. The planned dispatch is continuously revised by the CND to reflect any changes that may affect the system (e.g., demand, actual plant availability, system restrictions, etc.) throughout the day.
     Differences among real dispatch and “optimal dispatch” give rise to “restrictions,” which are resolved for each generator in the following way: restricted generators (those whose real generation is lower than optimal dispatch) are charged with the average of the market price and their offer prices; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, which is also appraised according to regulated prices (CREG 034-2001 and others). The net value of these restrictions is assigned to all the traders within the NIS, in proportion to their energy demands.
     Attacks by guerrillas on the transmission infrastructure during 2000 and 2001 caused a significant increase in restrictions, which gave rise to claims from users given the subsequent increase of tariffs. This forced CREG to issue Resolution 34 (2001) and some other amending resolutions in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the average of the offer price and the spot price. The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values. This Resolution, which is still in force, despite the fact that it was announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who belive that the recognized prices do not cover the costs associated with these restrictions.
     Transmission
     Transmission companies (defined as those that operate networks of voltages of at least 220kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services. If the parties do not agree upon the conditions of such access, the CREG is entitled to impose an easement of access. The transmission tariff that must be paid by generators, distribution companies and traders is composed of:
•	a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, unless the generator is the owner of the connecting equipment; and

•	a usage charge, applicable only to traders.
     The NTS regulates income for transmission companies by means of a guaranteed annual fixed income, subject to compliance with certain minimum availability requirements, which is determined by the new replacement value of the networks and equipment existing as of January 1, 2000, and, in the case of new projects, by the resulting value of the auction processes awarded for the expansion of the NTS. Such value has been allocated 100% among the traders of the NTS in proportion to the energy demand registered by all of its clients.
     The expansion of the NTS implemented out according to an expansion plan model designed by Unidad Planeación Minero-Energética (“UPME”) and pursuant to auction processes open to existing transmission companies and new companies. These auctions are conducted by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolution 51 of 1998 modified by CREG Resolution 004 of 1999, 045 of 1999 and others. According to such Resolution, the construction, operation and maintenance of new projects is awarded to the Company that requires the lowest present value of cash flows needed for carrying out the project. CREG has enacted subsequent resolutions which modify and replace CREG 051 of 1998 by improving the expansion plan of NTS but maintaining the same conceptual framework.
  Distribution
     Distribution is defined as the operation of local networks below 220 kV. Any user may have access to a distribution network provided the user pays a connection charge. The CREG regulates distribution prices and operations. Distribution prices should permit distribution companies to recover their reasonable costs, including operating, maintenance and capital costs. The use of the system charges (“DUOS charges”) for each company is approved by CREG and varies depending on the voltage level.
     CREG must calculate DUOS charges for each company. Pursuant to Resolution 082 of 2002, the CREG fixed the new distribution charges methodology, replacing those contained in Resolution 99 of 1997. The distribution charges are calculated based on the replacement cost of the distribution assets in effect at the time the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet the requirements) and assumes an opportunity cost of capital, and operation and maintenance costs.
  Trading
     Trading is the direct resale to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents who must comply with the requirements of CREG. The parties freely agree upon trading prices for deregulated users. Trading to regulated users is subject to a “regulated freedom regime” under which the tariffs are set by each trader using tariff options based on a formula established by CREG in Resolution 31 1997. Currently, a new methodology is being developed by CREG. Tariffs are determined pursuant to a combination of:
•	general cost formulas given by CREG; and

•	individual trading costs approved by CREG for each trader.
     The approved costs are maximum costs. Thus, traders may set tariffs by applying lower costs supported by valid economic reasons. Tariffs include, among others, the traders’ costs for purchasing the electricity by the trader, transmission charges, distribution charges and a margin to cover the risks of the activity and the return on the investment.
     The distribution market is divided into regulated and unregulated customer markets. Customers in the unregulated market are free to contract electricity supplies directly from a generator or distributor, acting in their capacities as traders, or from a pure trader. The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which corresponds to approximately 4,500 large industrial and commercial customers and represents about 33% of the supply market.
     It is expected that certain elements of retail trading regulation that grant artificial competitive advantages to independent traders will be corrected by the new retail trading scheme. The bulk of National Development Plan regulation regarding the electric retail business is published in decree 3734 by the Ministry of Mines in December 2003. Under this decree, independent traders must have the same market composition, in terms of average energy consumption per customer, as an established trading and the distribution company. This decree also imposes an obligation to recognize costs associated with being the last resort supplier. However, the contents of this Decree have not been fully enforced yet. At a wholesale level, the new long-term energy supply scheme named “MOR” (Regulate Organized Market) –” – is expected to become fully operative in 2007.
  Environmental Regulation
     Law 99 of 1993 provides the legal framework for environmental regulation and, among other things, created the Ministry of the Environment as the authority for establishing environmental policies. The Ministry of Environment defines, issues and executes policies and regulations that focus on the recuperation, conservation, protection, organization, administration and use of renewable resources. Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans. The law particularly seeks to prevent environmental damage by entities in the energy sector. Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.
     Since 1993, Colombia has experienced a significant expansion in its environmental regulations as a result of Law 99, which requires generators to contribute to the conservation of the environment by means of a payment for the use of electricity generation. Hydraulic plants with total installed nominal capacity above 10,000 kilowatts must pay 6% of the sales of energy and in the case of thermoelectric plants, the percentage is 4%. This payment is made to the municipalities and environmental corporations where facilities are located.
  Inspection and Control
     According to the National Constitution and the Energy Law (Law 142 and 143 of 1994), the Superintendence of Public Utilities supervises of public services companies involved in the aforementioned electricity activities. In 2003, the Superintendence of Public Utilities implemented a central information system to consolidate all the information of public utilities for both control and information purposes. In early 2006, the Superintendence of Public Utilities issued a resolution modifying the effects of inflation in the asset’s book value of public utilities. The impact of Superintendence’s resolution was neutralized after January of 2007, because Congress approved in December 2006 Fiscal Reform eliminating the effect of inflation in the asset’s book value.
Operations in Brazil
     Operating Income from the Company’s business in Brazil through Cachoeira Dourada, represented 4.1%, and 3.7% of our total operating income for 2004 and 2005. Endesa Chile’s financial statements do not include operating figures from Brazil for 2006. As of October 1, 2005 the total participation interest Endesa Chile held in Cachoeira Dourada was transferred to Endesa Brasil.
     Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN BRAZIL

	2004	2005 (1)
Operating Revenues	44,432	42,673
Operating Expenses	27,450	20,030
Operating Income	15,140	18,960

(1)	Operating results from Brazil included in financials until September 30, 2005.
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

     Installed capacity as of December 31, 2004 and 2005 are shown in the following table. Installed generation capacity was consolidated untill September 30, 2005.
INSTALLED GENERATION CAPACITY IN BRAZIL (MW)(1)

	(MW)
	2004	2005
Cachoeira Dourada	658	658

Total	658	658

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.
The following table sets forth the physical energy production and purchases of Cachoeira Dourada. The figure for 2005 is from January through September 30, 2005:
PHYSICAL GENERATION AND PURCHASES IN BRAZIL (GWh)

	2004 Year ended December 31; 2005 January—September
	2004		2005
	(GWh)%		(GWh)%
Electricity Generation	3,263	83.6	2,645	91.3
Electricity Purchases	640	16.4	253	8.7

Total(1)	3,903	100	2,898	100.0

(1)	Energy production plus energy purchases may differ from electricity sales due to transmission losses.
The distribution of physical sales for Cachoeira Dourada’s, in terms of customer segment, is shown in the following table. The figure for 2005 is from January through September 30, 2005:
PHYSICAL SALES PER CUSTOMER SEGMENT IN BRAZIL (GWh)

	2004 Year ended December 31; 2005 January—September
	2004		2005
		% of		% of
	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume
Contracted sales	3,398.0	87.1	2,592.9	89.5
Non-Contracted sales	504.0	12.9	304.6	10.5

Total	3,902.0	100.0	2,897.5	100.0

     Since September 2005, Endesa Chile’s participation in the Brazilian electricity market can be accounted for by its minority share of Endesa Brasil, which consolidates operations of several generation companies Central Geradora Termeléctrica Endesa Fortaleza S.A., or Endesa Fortaleza, and Cachoeira Dourada; CIEN, which traded with the use of two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which owns the Argentine side of the lines; a distribution company, Ampla Energía e Servicos S.A., or Ampla, which is the second largest electricity distribution company in the State of Rio de Janeiro; and Coelce, which is the sole electricity distributor in the State of Ceará. For more details on Endesa Brasil see “Item 4. Information on the Company — C. Organizational Structure” and Item 5. Operating and Financial Review for impact of Endesa Brasil on Financial Statements for the periods covered by this report.

     CIEN has two transmission lines with 1,000 MW capacity each. Under normal circumstances, CEMSA, a trading company operating in Argentina, and Endesa Costanera sell energy to CIEN.
     CIEN has contracts to sell energy to Furnas and Tractebel through Line 1 and to Ampla and Copel through Line 2. Some of this energy was purchased by Endesa Costanera.
     The insufficient electricity in Argentina resulted in restrictions on exports from the electricity spot market and the use of natural gas to export energy to Brazil. No longer able to import electricity from Argentina, Furnas and Tractebel stopped paying the invoices. In turn, CIEN stopped payments to Endesa Costanera and CEMSA. On the other hand, Brazilian authorities reduced CIEN’s recognized capacity to zero.
     To manage this problem, in December 2005, the Argentine and Brazilian governments signed an agreement (MOU) to avoid the imposition of fines for any non-compliance in export contracts through December 31, 2008. Under this MOU, Endesa Costanera requested from its export customers either a contractual amendment to restore financial and economic equilibrium provisions, which would result in a significant price increase, or a rescission of the export contracts. No amendment to such contract has been reached as of the date of this Report.
     In November 2006, the Ministry of Mining and Energy enacted Portaria 294, a resolution that allows CIEN to reject the contracts for customers of the second line without risk, since the cause was considered as force majeure.
Electricity Generation in Brazil – Industry Structure and Regulatory Framework
     Brazil’s electricity industry is organized into one large interconnected electricity system, known as the National Interconnected System (the “Brazilian NIS”), and consists of electricity companies in the southern, southeast, central-western, northeast and other parts of the northern regions of Brazil, and other small isolated systems. Generation, transmission, distribution and trading activities are legally separated in Brazil. Non-regulated customers are customers who demand 3,000 kWh or more annually and, choose not to contract with distribution companies, but directly from other suppliers. Additionally, consumers who demand at least 500 kWh are allowed to purchase energy directly from alternative energy source producers (for instance, the small hydro plants).
     Under the current regulatory structure (Law 10,848/04), the electricity industry in Brazil is regulated by the União Federal (Federal Union), through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector under its concessionaire and regulatory powers. Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, established pursuant to Law 9427/96 and Decree 2335/97. ANEEL is responsible for, among other things:
•	granting and supervising concessions on behalf of the União for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates;

•	supervising and auditing the concessionaire companies;

•	issuing regulations for the electricity sector;

•	granting decisions to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants;

•	implementing the criteria to calculate transmission prices;

•	imposing contractual and regulatory penalties;

•	implementing public policies (such as low-income programs) pointed out by the Federal Government;

•	establishing tariff rates for consumers;

•	managing the process of tariff adjustments;

•	managing the auction process for the wholesale of energy;

•	managing concession contracts; and

•	terminating a concession, in those cases contemplated in the law and/or a concession agreement.
     In addition, there is the Operador Nacional do Sistema Elétrico, or ONS, a nonprofit private entity in which concession holders and unregulated consumers participate as members with voting rights, and the Ministry of Mines and Energy and the board of consumers participate as members with no voting rights.
     The ONS is responsible for:
•	the planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems;

•	the supervision and coordination of the operation centers of the electricity systems; and

•	the definition of rules for the transmission of energy in the interconnected systems.
     Brazil’s concession regulations are currently governed by two statutes enacted in 1995: Law 8,987 of February 13, 1995 (the “Concessions Law”) and Law 9,074 of July 7, 1995 (the “Power Sector Law”). The objectives of these laws include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects that were suspended or delayed due to financial difficulties, and laying the groundwork for privatizations in the sector as provided in Law 8,031/90 (the “Privatization Law”).
  Independent Power Producers and Self-Producers
     The Power Sector Law also introduced the concept of independent power producers, or IPP, and self-producers, as an additional factor in opening the electricity sector to private investment. The Power Sector Law provides for the formation of consortia to generate power that may be formed by utility concessionaires, IPP, and self producers. They may generate electricity for public utilities, or for exclusive use by consortium members, as self-produces. Self-producers (producers who generate power primarily for their own use) may:
•	contribute or exchange energy with other self-producers within a consortium;

•	sell excess energy to the local distribution concessionaire; or

•	exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.
     Decree 2,003 (of 1996) sets forth the regulatory framework for IPPs and self-producers. Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a auction process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL. Decree 2,003 also provides that concessions and authorizations granted may have terms up to a maximum of 35 and 30 years respectively, with the possibility for extensions for periods equal to the initial terms.
     As part of the former federal government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted to access the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs. The basis on which such costs will be reimbursed has been determined by the ANEEL.
     Pursuant to Law 10,433, dated April 24, 2002, the Wholesale Energy Market structure became to be closely regulated and monitored by ANEEL. As a result of Law 10,433, ANEEL became responsible for setting Wholesale Energy Market governance rules. Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification. This restructuring reorganized the electricity system model to allow for continued external investment. Law 10,848/04 has maintained this restructuring. Nevertheless, this law revoked Law 10,433/02 and replaced the Wholesale Energy Market (MAE) with the Chamber of Trading of Energy

– CCEE, which is now responsible for the activities of MAE. According to the new model, ANEEL continues to be responsible for setting governance rules for CCEE (ex-MAE).
     On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law 10,438), aimed at recovering lost revenues due to the rationing decree between June 2001 and February 2002. This expanded the emergency energy supply, increased alternative energy sources and modified some important rules to the electricity sector.
     Law 10,438 established a new criterion for reclassifying low-income residential customers and the goals of the energy supply expansion program. The prospective increased cost associated with the new reclassification criteria will be financed with funds from federal public energy auctions, the RGR (“Reserva Global de Reversão”) account and, if necessary, the CDE (“Conta de Desenvolvimento Energético”) account, as a tariff subsidy, which will not affect distribution companies. The financing of the energy supply expansion program, without taking into account the ordinary tariff revision, will be provided by the government and other sources of financing with the understanding that the economic financial equilibrium of the companies cannot be altered.
     During its first year in office, the President Luiz Inácio Lula da Silva administration recognized that Cardoso’s regulatory regime was unsuccessful in stimulating growth in the electricity generation industry or in maintaining low tariffs. As a result, in February 2003, the Ministry of Mines and Energy created a committee to work on institutional reform. The committee published a “Proposal of an Institutional Model for the Electricity Sector.” The basic guidelines or goals of this proposal, which were approved by the CNPE (Resolution 5, July 21, 2003), consist of:
•	maintaining the public service concept for the production and distribution of the electricity to consumers within our concession area;

•	restructuring the system planning;

•	creating transparency in the auction and auction process for public projects;

•	mitigating the systemic risks;

•	maintaining centralized and coordinated operations of the Brazilian energy system;

•	granting universal use and access to electricity services throughout Brazil; and

•	modifying the auction process of public service concessions.
  Structure of the New Electricity Sector
     As expected, the power industry was reviewed by the Luiz Inácio Lula da Silva’s administration and it was subject to significant changes. Provisional Measures 144/03 and 145/03 (approved as federal Laws 10,847 and 10,848 of March 2004) established a new model for the Brazilian electricity sector. The new model seeks to provide cheaper tariffs for consumers, guarantee the expansion of the system and charges the EPE (Power Research Company), a governmental body, with the responsibility of planning generation and transmission activities. Additionally, the new model considers the creation of new sector agents, such as Empresa de Pesquisa Energética (Power Research Company), or EPE, bound to the Ministry of Mines and Energy with the purpose of researching the Brazilian Power Sector Planning. Other new sector agents are the Câmara de Comercialização de Energia Elétrica (Power Commercialization Chamber), or CCEE, which is the MAE’s substitute in contract administration and monitoring contractual warranties and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector) or CMSE, which monitors and evaluates the safety and security of the energy supply industry.
     The new model has defined two contracting environments: the non-regulated contracting environment and the regulated environment. In the non-regulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. In relation to the regulated environment, where energy distributors operate, the new model has introduced significant changes. The old model allowed self-dealing and ANEEL approval was required for related company contracts. Ampla-CIEN and Coelce-CIEN (companies controlled by Enersis) agreements were approved by ANEEL. It also allowed distributors to conduct their own auctions for their energy purchases. Under the new model the purchase of energy by distribution companies must be executed pursuant to the auction process coordinated by ANEEL.
     The auction processes coordinated by ANEEL are divided into two parts: existing energy and energy generated in the future (“new project power”) which are projects that up to the date of the auction process do not have a concession, permission or authorization. Certain existing plants are allowed to participate in new project power auction processes until 2007 provided they have obtained their concession or authorization before March 15, 2004, started operations subsequent to January 1, 2000, and did not contract for energy before March 15, 2004.
     Cachoeira Dourada is considered an existing power plant. The government believes that existing power plants can provide power at lower prices because the investments made to build the plants are already or almost completely amortized.
     Contracts for existing energy made in the auction process have terms between three and fifteen years. An auction took place on December 7, 2004 for contracts beginning in 2005-2007, and another auction took place in March 2005 for contracts which will begin in 2008-2009. One more auction took place in October 2005 to cover contracts beginning in 2009.
     The auction process for the new energy will have fifteen-to thirty-year terms. The new energy supply will be contracted according to estimated demand. The first auction for new contracts took place in December 2005 for energy supplied from 2008 to 2010.
     Regarding the contract level rule, following the enactment of Law 10,848 in 2004, the demand from distribution companies must be contracted completely through the auction process mentioned above. Previously, only 95% of the energy sold by the MAE participants was guaranteed by generation facilities or other PPAs registered with the CCEE.
     Moreover, the new model has established the separation of the sector activities by forauction distribution companies to participate in generation and transmission activities and in other companies.
     Finally, the contracts in effect at the time of the enactment of the law will be respected, but amendments changing term, price and quantities are forbidden.
Dispatch and Pricing
     As a rule, the dispatch of electricity in the Brazilian interconnected system (“NIS”, as described above), follows the economic marginal cost rationale whereby the power plant dispatched has the lowest marginal cost of operations available according to the generation cost declared by the plants operators.
     The transmission and production of electricity is controlled and coordinated by national grid operator (“Operador Nacional do Sistema — ONS”). The ONS dispatch is independent of the power purchase agreements (PPA) entered into among the energy sector’s participants registered with CCEE.
     When transmission restrictions are in effect, dispatch of electricity may not follow the lowest marginal cost criteria. In these situations, the ONS is allowed to dispatch electricity generated by higher cost sources of energy in order to avoid or reduce the impact of restrictions.
     Electricity prices in Brazil are, in general, determined according to the the following:
(i) Regulated contracting environment – the prices are fixed in the auction process carried out by ANEEL, as provided in item “Structure of the New Electricity Sector” above;
(ii) Free contracting environment – the contracts and prices are freely negotiated among the energy sector participants allowed to buy and sell electricity in that environment. The price is usually influenced by: (a) the term of the contracts (long or short term, according to the case); and (b) the forecasts related to the demand of electricity in the following years; and

(iii) Spot market – the spot market price is based on the marginal operation cost calculated by CCEE using computer programs, taking into account, among other things: (a) optimization of the use of electricity resources available to satisfy the consumption demand; (b) the need of electricity of the sector agents (c) operational security mechanism; (d) transmission restrictions between submarkets (Brazil is separated in four submarkets); and (e) cost of electricity deficits.
On the one hand, the regulation reads that the maximum spot market price shall correspond to variable operation costs related to thermo plants available to be dispatched. On the other hand, the minimum spot market price shall be established regarding the minimum operation and maintenance costs calculated for hydro plants.
  Environmental Regulation
     The Brazilian Constitution gives federal state and municipal governments, power to protect the environment and to issue regulations under such laws. While the federal government has the power to promulgate environmental regulations, state governments can enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the level of the federal government.
     On July 16, 2004, Cachoeira Dourada obtained its environmental operation permit , valid for four years, when it must be renewed.
     In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electric generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.
Operations in Peru
     Operating revenue from our business in Peru represented 11.9%, 10.5%, and 12.6% of our operating revenue for 2004, 2005 and 2006, respectively. Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN PERU

	Year Ended December 31,
	2004	2005	2006(1)
	(in millions of constant Ch$)
Operating revenues	130,501	120,134	168,182
Operating expenses	67,463	56,569	100,804
Operating income	55,170	54,954	55,536

(1)	Includes figures of Etevensa since January 2006.
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.” Through our subsidiary Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity as of December 2006, of 1,426 MW. Edegel owns seven hydroelectric power plants, with a total installed capacity of 739 MW, two of which are located 280 kilometers from Lima and five of which are located at an average distance of 50 kilometers from Lima. The company has two thermal plants which represent the remaining 686 MW of total installed capacity. Since June 2006, Edegel increased its installed capacity by 457 MW as the result of the merger with Etevensa owning thermal power plant Ventanilla (see Item 4.A History and Development of the Company for further detail on the merger).Our hydroelectric and thermal generation plants in Peru represent 29.7% of the country’s total electricity generation capacity according to the information reported in December 2006 by the Osinerg (Organismo Supervisor de la Inversión en Energía).

     The following chart sets forth the installed capacity of Edegel, our Peruvian subsidiary:
INSTALLED CAPACITY PER SUBSIDIARY IN PERU (MW)(1)

	Year ended December 31,
	2004	2005	2006
	(MW)
Edegel S.A.
Huinco (Hydroelectric)	247	247	247
Matucana (Hydroelectric)	129	129	129
Callahuanca (Hydroelectric)	75	75	75
Moyopampa (Hydroelectric)	65	65	65
Huampani (Hydroelectric)	30	30	30
Yanango (Hydroelectric)	43	43	43
Chimay (Hydroelectric)	151	151	151
Santa Rosa (Thermal)	228	229	229
Ventanilla (Thermal)	0	0	457

Total	967	969	1,426

(1)	The installed capacity was certified during 2006 by Bureau Veritas according to the “Norm 038 of Endesa Chile” related to the ‘Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile’.
     Our electricity generation in Peru reached 6,662 GWh in 2006, 47.5% more than the electricity generation of 4,516 GWh in 2005, and 61.1% more than the 4,136 GWh in 2004. The increase in thermal electricity generation was of 2,043 GWh due to the addition of the generation figures of Ventanilla as of January 2006, increasing the thermal generation from 9.3% of total generation in 2005 to 37% in 2006. Our generation market share was approximately 27% of total electricity production in Peru in 2006, and 20% for 2004 and 2005.
HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2004		2005		2006(2)
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation	3,891	94.1	4,095	90.7	4,197	63.0
Thermal Generation	245	5.9	422	9.3	2,465	37.0

Total Generation	4,136	100.0	4,516	100.0	6,662	100.0

(1)	Generation minus power plant own consumption and technical losses.

(2)	Thermal generation includes Ventanilla-s generation since January 2006.
     Hydrological generation represented 63% of Edegel’s total production in 2006. The portion of electricity supplied by Edegel’s own generation was 96.1% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

     Santa Rosa’s TG7 unit was converted to natural gas in 2005 and Ventanilla’s units and Santa Rosa’s UTI unit was converted in 2006 (See Item 4.D Plants and Equipment for a definition of types of generation units). For the supply of gas for Etevensa and Santa Rosa, Edegel signed a flexible gas contract with Camisea until the year 2009 at a rate fixed in dollars and indexed according to a fuel basket. Additionally, transportation and distribution contracts for the same period were signed. The following table sets forth the electricity generation and purchases for Edegel over the past three years:
PHYSICAL GENERATION AND PURCHASES IN PERU (GWh)

	Year ended December 31,
	2004		2005		2006(2)
	(GWh)%		(GWh)%		(GWh)%
Electricity Generation	4,136	94.5	4,516	94.8	6,662	96.1
Electricity Purchases	239	5.5	246	5.2	274	3.9

Total(1)	4,375	100.0	4,762	100.0	6,935	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, given that own power plant consumption and technical losses have already been deducted.

(2)	Figures for 2006 include Ventanilla’s generation and purchases since January 2006.
     In Peru there is only one interconnected system, Sistema Electrico Interconectado Nacional, or the SEIN. Electricity generation in the SEIN increased 7.7% during 2006 when compared to 2005, reaching a total yearly generation of 24,763 GWh. Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for copper and gold.
     The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2004		2005		2006 (2)
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales (1)	3,344	77.3	3,766	81.9	6,145	90.8
Non-Contracted sales	984	22.7	834	18.1	621	9.2

Total Electricity sales	4,328	100.0	4,600	100.0	6,766	100.0

(1)	Includes the sales to distributors without contracts.

(2)	Figures for 2006 include Ventanilla’s sales since January 2006.
     Edegel’s physical sales in 2006 increased nearly 47.1% compared to sales in 2005. Sales in the spot market decreased nearly 25.5% and contracted sales increased 63.2%. The increase in contracted sales is primarily due to the merger with Etevensa. During 2006, Edegel had two regulated customers , Luz del Sur and Edelnor, without taking into account the customers associated with the agreement between generation companies and the MME (Ministerio de Minas y Energía). Sales to these distributors without contracts represented 21.6% of Edegel’s contracted sales in 2006. The company has eleven non-regulated customers, including ElectroPerú, which was originally Etevensa’s customer. Sales to non regulated customers represented 55.7% of Edegel’s total contracted sales in 2006, compared to 46.7% in 2005. The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:
MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2004		2005		2006
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Electroperú (1)	0	0.0%	0	0.0%	1620	26.4%
Edelnor (Regulated) (2)	1110	29.5%	1000	26.6%	957	15.6%
Antamina	678	18.0%	676	18.0%	683	11.1%
Refinería	538	14.3%	507	13.5%	569	9.3%

	Year ended December 31,
	2004		2005		2006
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Luz del Sur (Regulated) (2)	479	12.7%	440	11.7%	441	7.2%
Siderperú	296	7.9%	303	8.0%	330	5.4%
Total sales to our largest costumers	3101	82.4%	2,926	77.8%	4,600	75%

(1)	Since 2006, Electroperú is a customer of Edegel due to merger with Etevensa. The value reported is from January to December 2006.

(2)	The energy sold by Edegel to Edelnor and Luz del Sur includes only the energy associated to bilateral contracts with Edegel. The amount assigned to Edegel as not contract related consumption of these distributors is not included (57 GWh and 329 GWh respectively).
     Because SEIN is the only interconnected transmission system in Peru, all generation companies connected there may be considered competitors. However, our most important competitors in Peru are ElectroPerú, Enersur and Egenor, whose capacity is approximately 909 MW, 676 MW and 508 MW, respectively.
Electricity Generation in Peru – Industry Structure and Regulatory Framework
     The regulatory framework for the electricity industry in Peru is modeled after the regulatory framework in Chile. Its main regulations are: Law of Electricity Concessions (Law Decree 25,844) with its corresponding regulation (Supreme Decree 009-93), Law to Secure the Efficient Development of Electricity Generation (Law 28,832), Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), Electricity Import and Export Regulation (Supreme Decree 049-2005), Antitrust Law on the Electricity Sector (Law 26,876) and its corresponding regulation (Supreme Decree 017-98), Law 26,734, which created the regime that supervises Investments in Energy and its Regulation (Supreme Decree 005-97), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía (hereinafter OSINERG), the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution (Resolution 0826-2002). The changes introduced to the Law of Electricity Concessions by the Law to Secure the “Efficient Development of Electricity Generation” issued during 2006, hereinafter “Efficient Development Law”, are mainly related to the implementation of a regime with bids for the purchase of energy and capacity by distributors, changes of the transmission legal regime, changes in the structure of the system operator and a change in the regime for access to the spot market.
     Some of the most important characteristics of the regulatory framework of the electricity industry in Peru are (i) vertical disintegration, or separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets; (iii) a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs) shared with a bids regime for the contracting of energy and capacity by distribution companies; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).
     The main interconnected system is prepared to supply energy across a transmission interconnection transmission line (TIE) to Ecuador, but the commercial and operative agreements are still under negotiation.
     In Peru, the MEM defines energy sector policies, regulates matters relating to the environment, and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. OSINERG is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. In September 2001, the Comisión de Tarifas de Energía, or CTE, was absorbed by OSINERG. As a consequence, OSINERG’s Gerencia Adjunta de Regulación Tarifaria performs CTE’s functions, which include publishing the regulated tariffs. The Comité de Operación Económica del Sistema, or COES, coordinates the dispatch of electricity of Peru’s SEIN and prepares the technical and financial study that serves as a basis for the annual busbar tariff calculations. With the enactment of Law 28,832, Peru’s COES will consist of generation, transmission and distribution companies as well as users that consume more than 1 MW, referred to as Usuarios Libres (non-regulated customers).
     As of October 1997, technical standards have been established in order to compare the quality and conditions of the service provided by electricity companies. As of October 1999, companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for customers who received substandard service.
  Dispatch and Pricing
     The dispatch methodology and pricing at the generation level in Peru is similar to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and “Usuarios Libres”, non regulated customers, in Peru are those with capacity demand greater than 1 MW are not subject to the regulated busbar price. Supply to customers with a demand of less than 1 MW of capacity is considered public service supply, referred to as regulated customers. Nevertheless, according to the First Complementary Disposition of Law 28,832, regulated customers whose annual demand is comprised within the demand limits to be defined by the Complementary Disposition will be able to choose to be considered as an Usuario Libre. The choice must be informed with at least a year in advance and must maintain within a customer category for at least three years.
     Since 1999, capacity payment is determined with regard to a fixed guaranteed component based on the efficiency of each plant and a variable component dependent on the level of dispatch of each plant.
     Law 28,832 approved a change in the regime for access to the spot market, which was previously exclusively limited to generation companies. With the new law, in addition to generators, and distribution companies, large volume unregulated users with a contracted capacity in excess of 10 MW, will be able to access the spot market. The terms of such access will be defined in a regulation that is expected to be issued during 2007.
     Distribution Companies without electricity supply contracts:
     During 2006, distribution companies without supply contracts continued to withdraw energy and capacity from the SEIN without paying the generators. The operator of the system, the “Comité de Operación Económica del Sistema” (COES) continued allocating generators the non-contracted withdrawal of energy and capacity in proportion to their installed capacity income.
     In December 2006, Urgency Decree 035-2006 established specific legal provisions to resolve, for 2006, the contingencies originated by the lack of electricity supply contracts of the distribution companies that had been consuming electricity from SEIN without payments. Generation companies were not billing distributor without supply contracts for their withdrawals because they assumed that the amounts were not being correctly assigned by the COES.
     The approval of Urgency Decree 035-2006 allowed Edegel to collect the debt that was originated during 2006 for the non-contracted withdrawal of energy. In addition, it allowed Edegel to be assigned less energy than was originally allocated by COES at busbar prices. The balance was valued at marginal cost. Transmission
     In Peru, transmission lines are divided into principal and secondary systems. The principal system lines are accessible to all generators and allow electricity to be derived to all customers. The transmission concessionaire receives an annual fixed income (RAG), and receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are accessible to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.
     Law 28,832 contains important changes to the legal transmission framework. The objective of this new regulation is to encourage new investments in transmission. In sight of the increase in energy demand in Peru and new investments in generation, new investments in transmission will be necessary to allow the transmission of energy throughout the SEIN. The new transmission lines will belong to the Guaranteed Transmission System or the Complementary Transmission System, which is formed by all the transmission lines constructed voluntarily by the industry participants. Concessions that correspond to the Guaranteed Transmission System will be granted by a public bid process. The concessionaires of the Guaranteed Transmission System will receive a tariff based on the investments made and the costs of efficient operation and maintenance.
  Distribution Pricing
     Law 28,832 establishes a bidding regime for the acquisition of energy and capacity by distributors from generators. The approval of this mechanism is important to generators, because it establishes a mechanism for determining price for the duration of a contract that is not fixed by the regulator.

     Consequently, sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG or at fixed prices determined by the public auctions conducted according to the provisions of Law 28,832. Since 2005, the busbar prices for capacity and energy are published annually. Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, except in the case of contracts entered to as a result of a public bid, in which case, the prices that will be transferred to regulated customers will be the steady prices (precios firmes).
     Osinerg Resolution 402 approved the General Framework and Contract Model for the Bids that were carried out by the distribution companies in 2006.
     The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges of capacity and energy for generation and transmission (busbar prices) and for the VAD (value added by distribution) which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.
     The first auctions conducted in accordance with the aforementioned law took place in December 2006. As a result, almost all of the demand for 2007 has been successfully covered by supply contracts. The demand for 2008, 2009 and 2010 has been partially covered by the bids. Therefore, new bids will be needed to be carried out by distribution companies in order to cover the corresponding balance for such years.
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
     A concession for electricity generation activity constitutes an agreement between the generator and Ministry of Energy and Mines while an authorization is merely a unilateral permission granted by the Ministry. Authorizations and concessions are granted by the Ministry for an unlimited period of time although its termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions and its regulations and amendments.
Cogeneration Regulation
     Supreme Decree 037-2006 approved the substitution of the Cogeneration Regulation, which establishes the basic rules for the utilization of energy produced as a result of industrial production activity. This legal provision is important for Edegel and all generation companies in the SEIN considering that “cogeneration” plants will be able to be part of the COES and commercialize their energy in the SEIN.
Enviromental Regulation
     The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611) and in the Regulation for Environmental Protection regarding Electrical Activities (Supreme Decree 029-94-EM). The Ministry of Energy and Mines dictates the specific environmental legal dispositions for the activities within the electricity industry and OSINERG is in charge of supervising their application and implementation. According to the Environmental Law, the National Environment Council (Consejo Nacional del Ambiente – CONAM) is the governmenl agency in charge of: (i) designing the general environmental policies applicable to all industrial activities carried out in the country; and (ii) establishing the main guidelines that must be followed by the different government agencies on their specific environmental sector regulations.

C. Organizational structure
     The following information sets out a brief description of Endesa Chile’s most important subsidiaries for the period covered by this report.
Endesa Costanera (Argentina)
     Endesa Costanera is an electricity generation company publicly traded in Argentina with 2,319 MW total installed capacity in Buenos Aires, including two turbines with an aggregate 1,460 MW capacity oil and gas-fired generation facility and a 859 MW capacity natural gas combined-cycle facility that came into service in December 1998. The facility was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992 when Endesa Chile acquired a 24% interest. Endesa Chile subsequently increased its total ownership share interest to 64.3%, directly and through its subsidiary Endesa Argentina.
El Chocón (Argentina)
     El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces in southern Argentina (the Comahue Zone). It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW. El Chocón is currently the second largest hydroelectric facility in Argentina. This 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process. Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. Endesa Chile has an indirect ownership of 47.4% and a 65.2% economic interest in El Chocón.
Pehuenche (Chile)
     Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule river with a total of 695 MW of installed capacity. Its 566 MW Pehuenche plant began operating in 1991, its 89 MW Curillinque plant started in late 1993, and its 40 MW Loma Alta plant started operating in August 1997. Endesa Chile holds 92.65% of the share capital of Pehuenche.
Pangue (Chile)
     Pangue was incorporated to build and operate the 467 MW installed capacity hydroelectric power station in the Bío-Bío River. The first unit commenced operations on October 31, 1996, while the second unit commenced operations on February 3, 1997. Endesa Chile holds 94.98% of the share capital of Pangue.
Celta (Chile)
     Celta is incorporated in Chile and was formed in November 1995 to build and operate the 182 MW coal-fired thermal plant in the SING. Celta is a 100% owned subsidiary of Endesa Chile.
San Isidro (Chile)
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
Ingendesa (Chile)
     Ingendesa is a multi-disciplinary engineering company founded in late 1990. Its purpose is to provide engineering services, project management and related services in Chile and internationally. It therefore offers all the necessary specializations: civil, mechanical and electrical engineering, metallurgy, architectural and environmental services. Ingendesa is a 97.6% owned subsidiary of Endesa Chile.

Emgesa (Colombia)
     Emgesa has a total installed generating capacity of 2,238 MW. On March 2, 2006, Emgesa purchased the assets of Termocartagena (202 MW), through a public tender process. On September 15, 1997, Central Hidroeléctrica de Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa through the company Capital de Energia S.A. (CESA), with 48.5% of the shares. On January 30, 2006, and due to a company restructuring, the company CESA ceased to exist. Empresa de Energía de Bogotá S.A. has a direct participation on Emgesa of 51.5%. Endesa Chile’s indirect ownership in Emgesa was 22.9%.
Betania (Colombia)
     Betania is a hydroelectric generation facility with installed capacity of 541 MW, and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia. In December 1996, a consortium comprised of Endesa Chile, with a 75% interest, and the Colombian company Corfivalle, with the remaining 25% interest, was awarded 99.9% of the share capital of Betania. Following a capital increase in 1999, in which Corfivalle did not participate, Endesa Chile’s economic interest increased to 85.6% of Betania. On December 29, 2006, the Colombian company Corfivalle transfered the assets of Betania to Endesa Chile increasing Endesa Chile’s economic interest increased to 99.99% of Betania.
Edegel (Peru)
     Edegel is an electricity generation company, acquired by Endesa Chile in 1995. It currently owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and two thermal plants (Santa Rosa and Ventanilla), with a combined installed capacity of 1,426 MW. In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (151 MW), and a 220 kV transmission line linking both plants to the Peruvian system. In June 2006, Endesa Chile in Peru concluded the merger of Edegel and Empresa de Generacion Termoelectrica Ventanilla S.A. (“Etevensa”), a 457 MW thermoelectric generation company. As a result of the merger, Endesa Chile’s share in Edegel went from 37.90% to 33.1% indirect beneficial ownership. Endesa Chile has a 55.4% economic interest in Edegel through Generandes Peru S.A...
Selected Related Companies
CEMSA (Argentina)
     CEMSA is responsible for trading electricity, including imports and exports of energy. As of the date of this report, Endesa Chile has an indirect ownership holding in CEMSA of 45%. CEMSA’s other shareholder is Endesa-Spain. CEMSA is incorporated in Argentina.
Electrogas (Chile)
     Electrogas was constituted in late 1996. The objective of this company is to offer natural gas transportation services to the Fifth Region of Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. Endesa Chile has an added direct and indirect ownership of 42.5% share in this company. The other shareholders are Colbún S.A. and Enap.
GasAtacama (Chile)
     Endesa Chile has a 50% total ownership interest in GasAtacama. CMS Energy Corp. (CMS), has the remaining 50% ownership interest. The purpose of this company is the administration of its subsidiaries, including Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación, which are involved in electricity generation and natural gas transportation.
Gasoducto Atacama (Chile)
     Gasoducto Atacama was constituted under the laws of Chile, with the purpose of transporting natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities. The company owns the Chilean side of a natural gas pipeline that can transport up to 8.5 million cubic meters of gas daily from northern Argentina to Mejillones in Chile which commenced supplying gas to the SING in July 1999 and also owns an extension of this pipeline from Mejillones to Taltal in Chile, which was added in 2000, allowing Endesa Chile’s 245 MW Taltal thermal power plant to be put into service the same year, supplying electricity to the SIC.
     The company Gasoducto Atacama Companía Limitada changed its name to Gasoducto Atacama Chile Limitada in October 2002, and changed again in December 2003 to Gasoducto Atacama Chile S.A. Endesa Chile has a 50% indirect ownership share in Gasoducto Atacama.
GasAtacama Generación (Chile)
     The purpose of this company, incorporated in Chile, is to generate, transmit, purchase, distribute and sell electric energy in the SING. It owns and operates two combined cycle power plants that together have 780 MW of installed generation capacity.
Endesa Brasil (Brazil)
     Jointly with Endesa Internacional, Enersis and Chilectra, which have contributed their respective assets in Brazil, we have formed a holding company called Endesa Brasil, creating the third largest private electricity entity in the Brazilian market. Endesa Brasil was incorporated in Brazil in June 2005 to capitalize growing opportunities in the Brazilian market. Endesa Chile held 37.9% of Endesa Brasil at the time of incorporation, through which its subsidiaries Edegel and Compañía Eléctrica Cono Sur contributed their assets in Cachoeira Dourada (92.5%), CIEN, (45%), CTM (45%) and TESA (45%). As a consequence of the merger between Edegel and Etevensa, Endesa Chile’s share in Edegel decreased from 37.9% to 33.1%, reducing Endesa Chile’s ownership in Endesa Brasil through Edegel and consequently reducing total beneficial interest of Endesa Chile in Endesa Brasil to 37.65%.
     The purpose of this company is to generate, transmit, purchase, distribute and sell electricity energy in Brazil. It owns and operates a combined cycle generating plant with 319 MW, Fortaleza, which is located 50 kilometers from the capital of the Brazilian State of Ceará and which began commercial operations in December 2003; a run-of-the-river hydraulic power plant, Cachoeira Dourada , with 658 MW of installed generation capacity and is located in Goias state, south of Brasilia; two transmission lines which operate in Brazil in the trading and transportation of electricity between Argentina and Brazil through two 1,000 MW interconnection line between Argentina and Brazil; a distribution company Ampla, which is the second largest electricity distribution company in the State of Rio de Janeiro, is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.1 million customers in a concession area of 32,054 square kilometers, where an estimated population of 4.1 million people live; and a distribution company, Coelce, which is the sole electricity distributor in the State of Ceará, in northeastern Brazil and which services over 2.3 million customers within a concession area of 148,825 square kilometers.
Hidroaysén (Chile)
     The board of directors of Endesa Chile on August 31, 2006 agreed the constitution of the company Centrales Hidroeléctricas de Aysén S.A. The board of Hidroaysén was appointed on September 6 and a shareholders agreement was signed on October 10, which determined that capital contributions of Endesa Chile are 51%. Colbún, a Chilean electricity generation company unrelated to us, has the remaining 49% ownership interest. The purpose of this company is the electricity generation through four power plants with 2,400 MW generating capacity.
GNL Chile (Chile)
On June 20, 2005, Endesa Chile participated in the arrangement of an international tender to seek, select and award one or more suppliers of liquefied natural gas (LNG), its transportation to a port in the Quintero Bay located in the Fifth Region of Chile and its storage, re-gasification and delivery to natural gas buyers within Chile’s central zone. On November 16, 2005, a society formed by Endesa Chile, jointly with ENAP, Colbún, Metrogas and AESGener to administrate the development of the liquefied natural gas project for Chile was constituted. The new company was named Gestora del Proyecto GNL S.A. (“GNL Project”). Once the tender process finished naming British Gas as the winner, Gestora del Proyecto GNL Chile was modified and named GNL Chile. On April 1, 2006, Colbún and AESGener announced their withdrawal from the project increasing Endesa Chile indirect ownership share to 33.3% in this company

     The following table sets forth the main subsidiaries and affiliates of Endesa Chile and the percentage of each subsidiary and affiliates owned by Endesa Chile (for voting power held in each subsidiary see Exhibit 8.1):
Percentage of Economic Interest in each Operational Subsidiary and Related Company per Country

SUBSIDIARIES (as of December 31, 2006)
					ENGINEERING	INFRASTRUCTURE
GENERATION					SERVICES	(1)
Argentina	Brazil	Chile	Colombia	Peru	Chile	Chile
Endesa Costanera 64.26% El Chocón 47.44%		Pehuenche 92.65% Pangue 94.98% (2) Celta 100% San Isidro 100%	Emgesa 23.45% Betania 99.99%	Edegel 33.06% (4)	Ingendesa 98.75%	El Melón 99.95%

Related Companies (all business segments)
CEMSA 45%	Endesa Brasil (3) 37.65%	GasAtacama 50% Electrogas 42.5% Gasoducto Atacama Chile 50% Gasoducto Atacama Argentina 50% Gasoducto Taltal 50% Transquillota 37.5% HidroAysén 51%

(1)	On June 23, 2003, Endesa Chile closed the sale of Infraestructura Dos Mil with the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. Through Infraestructura Dos Mil, Endesa had a 60.04% shareholding in Sociedad Concesionaria Autopista del Sol and a 58.36% shareholding in Sociedad Concesionaria Autopista Los Libertadores.

(2)	Endesa Internacional, has a 5.01% shareholding in Pangue.

(3)	The economic interest in Endesa Brasil declined from 37.85% at Dec. 2005 to 37.65% at Dec 2006 as a consequence of the reduction in the indirect share of Endesa Chile in Edegel due to the merger of Edegel and Etevansa.

(4)	In June 2006, Endesa Chile in Peru achived the merger of Edegel and Empresa de Generacion Termoelectrica Ventanilla S.A. (“Etevensa”) a 457 MW thermoelectric generation company.
     We continually evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. We are currently expecting to undertake such a transaction; namely, a reorganization of our interests in Colombia. The goal of the Colombian reorganization of assets is to achieve generation and financial synergies through the merger of Emgesa and Betania, which have 2,239 MW and 541 MW of installed capacity respectively. Emgesa is 23.5% owned by Endesa Chile while Betania is 99.99% owned by Endesa.

The following table shows, as of December 31, 2006, Endesa Chile’s direct and indirect economic interests in all companies:

ENDESA CHILE

AS OF DECEMBER 31, 2006

ENDESA CHILE
INTERNATIONALS
NATIONALS
Endesa Costanera S.A.
Endesa Argentina S.A.
Distrilec Inversora S.A.
Endesa Brasil Participacoes Ltda.
Ingendesa do Brasil Ltda.
Endesa Chile Internacional S.A.
Endesa Agencia Islas Caymán
Cía. Eléctrica Cono Sur S.A.
Hidroinvest S.A.
Hidroeléctrica El Chocon S.A.
Termoeléctrica Manuel Belgrano S.A.
Termoeléctrica José de San Martín S.A.
Generandes Perú S.A.
Edegel S.A.
Endesa Brasil S.A. (Holdco)
Ampla S.A.
Ampla Investimentos S.A.
Investluz S.A.
Coelce S.A.
C.G.T. Fortaleza S.A.
Cachoeira Dourada S.A.
Cien
Cía. Hidroeléctrica de Betania S.A.
Emgesa S.A.
Empresa de Energía de Bogotá S.A.
Codensa S.A.
Pehuenche S.A.
Enigesa S.A.
Pangue S.A.
Túnel el Melón S.A.
Ingendesa S.A.
C.N.E. Chile S.A.
Cía. Eléctrica San Isidro S.A.
Cía. Eléctrica Tarapacá S.A.
Inversiones Electrogas S.A.
Inv. Endesa Norte S.A.
Inv. GasAtacama Holding Ltda.
GasAtacama S.A.
Endesa Eco S.A.
Centrales Hidroeléctricas de Aysén S.A.
Consorcio Ingendesa Minmetal Ltda.
Transquillota Ltda.
Electrogas S.A.
GasAtacama Generación S.A.
Gasoducto Atacama Chile S.A.
Gasoducto Atacama Argentina S.A.
Progas S.A.
Gasoducto Taltal S.A.
Atacama Finance Co.
Energex Co.
Chile
Argentina
Peru
Brazil
Colombia
Panama
Cayman Islands

D. Property, Plant and Equipment
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
     Endesa Chile also consolidates revenues from generating companies in Argentina, Colombia and Peru, which involve a total of 25 generation power plants detailed below, which along with the plants in Chile lead to a total of 47 generation power plants. The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines given by Endesa Chile.
     All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry marketing order to obtain what it believes to be the most commercially reasonable coverage and premiums available on the market.

     The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (4)	2004	2005	2006
			MW(1)
Argentina
Endesa Costanera	Total		2,303	2,304	2,319

	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,131	1,131	1,138 (2)
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	852	851	859 (2)
	Central Buenos Aires (CBA) Combined Cycle I	Combined Cycle/Natural Gas	320	322	322

El Chocón	Total		1,320	1,320	1,320
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass Through	120	120	120

Total Capacity in Argentina			3,623	3,624	3,639
Brazil (3)
Cachoeira Dourada	Cachoeira Dourada	Pass Through	658	—	—

Total Capacity in Brazil			658	—	—
Chile
Endesa Chile	Total		2,754	2,754	2,754
	Total Hydroelectric		2,254	2,254	2,254
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass Through	18	18	18
	Sauzal	Pass Through	77	77	77
	Sauzalito	Pass Through	12	12	12
	Isla	Pass Through	68	68	68
	Antuco	Pass Through	320	320	320
	Abanico	Pass Through	136	136	136
	Ralco	Reservoir	690	690	690
	Total Thermal		500	500	500
	Huasco	Steam Turbine/Coal	16	16	16
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro (5)	Gas Turbine/Diesel Oil	47	47	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas/Diesel Oil(6)	245	245	245

Pehuenche	Total		695	695	695
	Pehuenche	Reservoir	566	566	566
	Curillinque	Pass Through	89	89	89
	Loma Alta	Pass Through	40	40	40
Pangue	Pangue	Reservoir	467	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379

Celta	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Total Capacity in Chile			4,477	4,477	4,477

Country/Company	Power Plant Name	Power Plant Type (4)	2004	2005	2006
			MW(1)
Colombia
Emgesa	Total		2,069	2,116	2,238
	Guavio (7)	Reservoir	1,150	1,164	1,163
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass Through (8)	324	325	325
	Termozipa	Steam Turbine/Coal	223	235	236
	Cartagena (9)	Steam Turbine/Natural Gas + Diesel Oil	—	—	142
	Minor plants (10)	Pass Through	96	116	96
Betania	Betania	Reservoir	540	541	541

Total Capacity in Colombia			2,609	2,657	2,779
Peru
Edegel	Total		967	969	1,426
	Huinco	Pass Through	247	247	247
	Matucana	Pass Through	129	129	129
	Callahuanca	Pass Through	75	75	75	(11)
	Moyopampa	Pass Through	65	65	65
	Huampani	Pass Through	30	30	30
	Yanango	Pass Through	43	43	43
	Chimay	Pass Through	151	151	151
	Santa Rosa	Gas Turbine/Natural Gas + Diesel Oil	227	229	229
	Ventanilla (12)	Combined Cycle/Natural Gas	—	—	457

Total Capacity in Peru			967	969	1,426

Total Endesa Chile			12,334	11,727	12,321

(1)	Installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified during 2006 by Bureau Veritas according to the “Norm 038 of Endesa Chile” related to the “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.” Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks.

(2)	Certified by Bureau Veritas according to Norm 038 of Endesa Chile in 2006.

(3)	Cachoeira Dourada was a subsidiary of Endesa Chile until September 30, 2005, when it became a subsidiary of Endesa Brasil.

(4)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

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

(5)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Codelco since 2001.

(6)	One of two generation units of Tal Tal may use diesel oil as an alternative to natural gas.

(7)	During 2005, 2 auxiliary units (7MW each) were added to Guavio.

(8)	Operates in series with Paraiso.

(9)	Purchased in 2006. Figure represents capacity value for units 1 and 3. Unit 2 is under overhaul and recovery of capacity

(10)	Minor plants are registered with a total capacity of 96.1 MW. At December 31, 2006 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca. On January 1, 2006, the minor plant San Antonio (19.5 MW) was withdrawn from the NIS.

(11)	As of December 31, 2006, the recovery of capacity of this plant has yet to be acknowledged by competent authorities.

(12)	During 2006 Edegel and Etevensa merged and Edegel added Ventanilla to its generation assets. Figure is not final considering further technical efficiencies implemented but yet to be acknowledged by competent authorities.
     In addition to generation power plants, Endesa Chile owns other assets whose amount is not significant, such as transmission assets in Peru and Túnel El Melón in Chile. These assets altogether represent less than 1% of the value of Endesa Chile’s total consolidated assets.

Environmental Issues
     The electricity industry is subject to extensive environmental regulations that require environmental impact studies before future projects can be approved. Endesa Chile’s subsidiaries have always included the environmental regulations of the various jurisdictions in which they operate when planning their investment projects. During 2006, the Company received the environmental approval of Chilean projects Parque Eólico Canela (9,9 MW) and Minicentral Hidráulica Ojos de Agua (9 MW).
     During 2000, Endesa Chile defined, within its environmental strategy, specific goals in for generation assets under the international standard ISO 14.001. By December 2006, the Company had received certification of 95.3% of its installed capacity in South America.
     During 2006, Endesa Chile advanced in the achievement of this objective, certifying one power plant installation in Chile (Bocamina, 128 MW) and another in Colombia (Cartagena, 142 MW), receiving certifications for of over 91% of total generation assets, representing 43 of its 47 generation facilities, which produced 95.9 % of the Company’s total annual electricity generation in 2006.
     For 2007, the Company plans to certify an additional plant located in Peru, which would place us at 94% of total asset generation certification equal to 99% of the Company’s total installed capacity.
Investment Projects Completed during 2006
     Two new plant projects were completed and began operations in 2006:
i)	Peru. Reconditioning the Callahuanca Power Plant:

In 2004, we entered into contracts for the reconditioning of Edegel’s Callahuanca power plant in Peru. This project entailed the renovation of control equipment and systems, and an estimated 7.5 MW capacity increase. The project was completed in February 2006.

ii)	Peru. Conversion of UTI (United Technologies International) Turbines:

On January 17, 2006, the Board of Directors of Edegel authorized the conversion of two turbines to gas based technology (total installed capacity of 106 MW), located at the Santa Rosa Power Plant. Due to this conversion, the total installed capacity of Santa Rosa power plant can use natural gas or as main fuel. They started operations in July 2006.
Projects under Construction
i) Chile. San Isidro Power Plant Expansion Project
     This project consists of the installation of a CCGT (Combined Cycle Gas Turbine) of 379 MW located next to San Isidro.
     The installation of the main equipment of the gas turbine was completed during 2006 (generator, turbine, main transformer, rotor and frame).
          The Project identifies three stages of development:
•	Stage 1 (2007): Operation of the gas turbine as an open cycle using diesel (220 MW).

•	Stage 2 (2008): Operation of the gas turbine as a combined cycle using diesel (307 MW).

•	Stage 3 (2009, dependant on the arrival of LNG): Operation of the gas turbine as a combined cycle using LNG (377 MW).
ii) Chile. Palmucho Hydroelectric Power Plant
     This project consists of a pass-through power plant of 32 MW, which will benefit from the ecological flow of the Ralco dam (27 m3/s) and is immediately released under the wall of the dam. In November 2006, the scroll case of the unit was mounted, one of the first relevant goals of construction. The power station is expected to begin operations during the fourth quarter of 2007.
iii) Chile. Canela Wind Generation Project
     Canela Wind Generation Project involves the construction of the first wind-turbine generating park connected to the Chilean SIC. It is located in Canela Baja district, province of Choapa, Chile’s Fourth Region. This project is developed by Endesa Eco.
     The project identifies two stages. The first stage considers the installation of six units of 1.7 MW each. The total installed capacity is 10 MW. The environmental authorization for this stage was approved in October 2006. The second stage includes the installation of five additional identical units, with a total installed capacity of 8 MW. In December, 2006, the documents to submit the second stage to environmental approval were prepared. Both phases are expected to conclude during the second half of 2007.
iv) Chile. Ojos de Agua Project:
     This project consists of the construction of a mini hydro plant in the Seventh Region of Chile that benefits from the filtrations of the “La Invernada” lagoon to power a turbine of approximately 9 MW. This project is being developed by Endesa Eco.
          The environmental impact study was aproved in January 2006. The civil works began in September 2006, and the authorization from the Direccion General de Aguas to begin the contruction of the hydro facilities, was approved in December 2006. The construction is expected to conclude during 2008.
v) Chile. Concón Lo Venecia Oil Pipeline.
This project, under development by Electrogás, involves the installation of an oil pipeline to transport diesel oil from the Concón refinery to the electricity generation turbines of Colbún , San Isidro and Endesa Chile located in Lo Venecia, district of Quillota. The iron API 5L-X52 pipeline will be 21 kms. long and 8.625 inches diameter. The project received environmental approval on January 15, 2007. The construction is expected to be completed during the first half of 2007.

vi) Argentina. Manuel Belgrano Power Plant Project
     Power plant project being developed by Termoeléctrica Manuel Belgrano S.A., related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.
     This project consists of the installation of a CCGT (Combined Cycle Gas Turbine) of 823 MW located next to Campana, 80 kms. from Buenos Aires. On November 22, 2006, the EPC (Engineering, Procurement and Construction) agreement and the LTSA (Long Term Service Agreement) contract for 10 years, were signed . The winners of the construction bid were Siemens, Duro Felgueras and Soluciones Energéticas. The start-up date for the first machine is expected to be reached during the first half of 2008.
vii) Argentina. José de San Martín Power Plant Project
     Power plant Project being developed by Termoeléctrica José de San Martín S.A., related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.
     This project consists in the installation of a CCGT of 823 MW located in Timbúes, 35 kms. north from Rosario. On November 22, 2006, the EPC agreement and the LTSA contract for ten years, were signed.The winners of the construction bid were Siemens and Cotesa. The start-up date for the first machine is expected to be reached during the first half of 2008.
Projects under Development
i) Chile. LNG Receiving Terminal at Quintero
     LNG project is being developed jointly by British Gas, Metrogas, Enap and Endesa Chile. The facility considers an LNG send out capacity of 9.6 million m3/d and two 160,000 m3 full containment LNG tanks. The project is in its final stage of the engineering studies, negotiation of commercial agreements and the EPC contract with the winning company Chicago Bridge & Iron. The agreements are expected to close and the construction is scheduled to begin during the first half of 2007.
ii) Chile. Bocamina Plant Expansion, Second Unit
     Located in Coronel, Chile’s Eighth Region. This project benefits from the existing harbor services, as well as some auxiliary facilities of the present unit, built to coal storing and ashes disposal. This second unit will use powder coal and its installed capacity is estimated to be 350 MW. In July, 2006 the environmental impact assessment was submitted to the regional authority and we are currently awaiting approval. Endesa Chile has invited five of the main international companies to participate in the tender for the EPC contract.
iii) Chile. Los Cóndores Project:
     The project is located in the Maule river basin, in Chile’s Seventh Region. The project consists in the construction of a power station dam of 140 MW estimated capacity that would directly receive the water flows from Maule Lake, using existing intake and new concrete 4 kms. pipe and a 9 kms. long tunnel.
     The documentation necessary to submit the environmental impact assessment is expected to be completed during the second quarter of 2007. Additionally, depending on the environmental authorities approval, the awarding recommendation for the main contracts is expected to be finished during the fourth quarter of 2007.
iv) Chile. Piruquina. Project:
     The project is located in the island of Chiloé, 17 km from Castro. The project consists in the construction of a 6 MW run-of-river hydroelectric plant which will take water flows from Carihueico River. The works consider the construction of a 170 meters tunnel and a 350 meters channel. Pre-feasibility studies are being developed, and are expected to be finished during the third quarter of 2007.

v) Chile. Neltume Project
Located in the high part of the Valdivia river basin, Chile’s Tenth Region, the project uses the existing power potential between the Pirehueico and Neltume lakes. The project considers the construction of a 403 MW hydroelectric plant. The intake is located in the Fui River. The feasibility study is expected to be completed in the third quarter of 2007. It will allow to prepare all documentation for the environmental impact assessment presentation.
vi) Chile. Choshuenco Project
     Located in the province of Valdivia, Chile’s Tenth Region. The project consists on the construction of a 134MW hydroelectric power station, with mixed water conduits (channel and tunnel), which will use the Llanquihue river waters between the Neltume and Panguipulli Lakes. Choshuenco will operate in hydraulic series with Neltume. The feasibility study is expected to be completed during the third quarter of 2007, and will help to prepare all documentation for the environmental impact assessment presentation.
vii) Chile. Quintero Quillota Pipeline
     Developed by Electrogás, this project involves the installation of a pipeline destined to transport the natural gas that will be obtained in the LNG Receiving Terminal at Quintero. The pipeline will have 28 kms. in length. Electrogás has a government concession to transport natural gas granted by the Chilean State. The approval of the environmental authority has been obtained. The construction is scheduled to start in 2007, so that this pipeline will be able to receive natural gas at the foreseen date for the arrival of GNL when it starts operations.
viii) Chile. HidroAysén Project
     The water rights and obligations of the Project Aysén were transferred from Endesa Chile to HydroAysén S.A.. (See Item. 4.A and 4.C details on incorporation of HydroAysén). The project consists on the construction of four hydroelectric power stations, two of them in the Baker River (680 MW and 360 MW) and the other two in the Pascua River (940 MW and 450 MW). The project has developed according to schedule, mainly focused on field engineering studies and environmental analysis. The studies are expected to be concluded by mid 2007. In December, 2006 HidroAysén ordered the environmental impact assessment to an experienced foreign consortium, which is led by SWECO International. It is expected to be finished by the end of 2007.
     Endesa Chile continuously analyzes different growth opportunities in the countries in which it participates, with the objective of enabling the Company to increase its value.
Major Encumbrances
     Endesa Costanera’s debt with Mitsubishi Corporation was used to finance the purchase of equipment. As of December 31, 2006, the value of the assets pledged as a guarantee of this debt was Ch$ 84 billion. Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a loan in the amount of Ch$ 25 billion as of December 31, 2006.
     Pangue executed the following liens and mortgages: (1) first mortgage on the water rights and real estate on which the power plant is located; (2) lien on the electricity lines, machinery and equipment of the power plant; and (3) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The value of the pledged assets was Ch$ 91 billion as of December 31, 2006. These encumbrances and prohibitions guarantee the obligations of Pangue with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation and Kreditanstalt für Wiederaufbau.

     Edegel, as the result of the merger with Etevensa, has a debt which Etevensa used to finance the construction of the power plant Ventanilla. As of December 31, 2006, the value of the assets pledged as a guarantee of this debt was Ch$ 1258 billion.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
A. Operating results
General
     The following discussion should be read in conjunction with our audited consolidated financial statements, included in Item 18 in this annual report, and the “Selected Consolidated Financial and Operating Data,” included in Item 3 herein. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in some important respects from GAAP. See Note 32 to our audited consolidated financial statements, included in Item 18 herein.
1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company
     Until October 2005, we owned and operated electricity generation companies in Chile, Argentina, Colombia, Peru and also Brazil. Since then, Endesa Chile ceased to consolidate Cachoeira Dourada, the power plant in Brazil, contributing this asset to Endesa Brasil (See “Item 4. Information on the Company – A. History and Development of the Company” for details on Endesa Brasil). Revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile itself and of our subsidiaries and affiliates, which operate in these five countries. For the years ended December 31, 2004, 2005 and 2006 non-generation revenues represented 3%, 3% and 5% respectively of total consolidated revenues in each of those three years.
     Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities and economic conditions, including growth rate, and exchange rates in each country in which we operate are important in determining our financial results. Also, our reported results of operations and financial position are significantly affected by BT 64 which relates to the consolidation of the results of our companies outside of Chile as well as other critical accounting policies.
     Our portfolio strategy, with operations in different countries within South America, allows the impact of significant changes in one country to be offset by opposing changes in other countries, leading to non-material impacts on consolidated figures. The impact of these factors on us, for the years covered by this report, is discussed below.
a. Hydrological Conditions
     In terms of installed capacity, in 2004, 2005 and 2006, approximately 69%, 67% and 64% of Endesa Chile’s total installed capacity, respectively, has been hydroelectric. Consolidated hydro electric capacity was 8,518 MW at December 31, 2004, 7,898 MW as of December 31, 2005 and 7,876 MW as of December 31, 2006. Hydro capacity was reduced in 2005 because of the deconsolidation of Cachoeira Dourada in October 2005. In 2006, total capacity was increased by 457 MW with the addition of the Ventanilla combined cycle power plant through the merger between Endesa Chile’s Peruvian subsidiary, Edegel, and ENDESA, S.A.’s Peruvian subsidiary, Etevensa (See “Item 4. Information on the Company – A. History and Development of the Company” for details on Edegel). Consequently, as of December 31, 2006, 64% of our consolidated generation capacity is dependent upon the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.
     Hydrological conditions for the period between 2004 and 2006 have not led to material changes in the financial condition and results of operations of Endesa Chile. Hydroelectric generation was 34,858 GWh in 2004, 38,068 GWh in 2005 and 38,617 GWh in 2006. Total operating income was Ch$ 390.3 billion in 2004, Ch$ 403.2 billion in 2005 and Ch$ 504.5 billion in 2006.

     In Endesa Chile, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall, and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases. The thermal capacity owned by the company and the ability to purchase electricity from other generators, given the regulatory framework of the industry in the countries in which we operate, enables Endesa Chile to increase thermal generation and/or purchase electricity from other industry players in order to maintain the level of physical sales when hydro conditions lead to a reduction in hydroelectric generation. Additionally, when hydrology is low, given the industry structure and the percentage of hydro generation capacity in the countries in which we operate, the market price of electricity generally increases. Low hydrology may therefore lead to greater revenues (depending on the weight of all the effects).
     In terms of expenses, operational costs of thermal generation and energy purchases are greater than the Company’s corresponding variable cost of hydroelectric generation. The cost of thermal generation does not directly depend on the level of hydrology, however, the cost of electricity purchases in the spot market does depend on the level of hydrology in the countries in which we operate, due to the importance of hydro generation capacity in those countries.
     Consequently, the impact of low hydrology on operating results depends on the sensitivity or reaction to electricity prices in the market, the severity of the impact of hydro conditions on the Company’s hydro generation, the Company’s cost of thermal generation, and the need for energy purchases. The effect on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results. Thermal generation was 12,508 GWh in 2004, 12,054 GWh in 2005 and 14,332 GWh in 2006. Total fuel expenses reached Ch$ 126.1 billion in 2004, Ch$ 156.6 billion in 2005 and Ch$ 234.1 billion in 2006. Energy purchases reached 6,474 GWh in 2004, 6,396 GWh in 2005 and 4,730 GWh in 2006. The cost of energy purchases was Ch$ 108.2 billion in 2004, Ch$ 129.6 billion in 2005 and Ch$ 121.8 billion in 2006.
b. Regulatory Developments
     The regulatory structure governing the electricity industry in the countries in which we operated, including the tariff-setting models for regulated customers, is a significant factor that may have a material effect on the operating results of our companies. From 2004 to 2006, approximately 38% of Endesa Chile’s total sales volume has been to regulated customers.
     In calculating tariffs, regulators in the countries in which we operate primarily take into account the cost of fuel, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand. These are intended to reflect the investment and operating costs incurred by generation companies, and these are meant to allow such companies to earn a reasonable return on their investments in order to maintain the generation capacity necessary to satisfy consumer demand.
     The adaptability of the regulatory frameworks of the electricity industry to market conditions is critical and varies in time and the countries in which we operate.
     Significant regulatory changes that have occurred during the periods covered by this report include:
     In Chile, in January 2004, the regulation entitled “Short Law” was approved by Chilean Congress and became effective as of March 2004. One of the most significant changes implemented by Short Law included a new methodology regarding compensation to, and expansion of, transmission systems, reducing generators’ transmission costs by transferring part of the cost to final customers. It also reduced the regulated node price band (called Market Price Band) for unregulated contract prices from 10% to 5%, enabling regulated prices to better account for generation costs in the system. A final relevant modification came from the new definition of “unregulated customers”, which is defined as final customers with a connected capacity of at least 2000 kW and consumers with a connected capacity between 500 and 2000 kW who choose to be unregulated consumers (effective in 2006). The new definition has increased the potential customer base for generation companies.
     On May 19, 2005, additional modifications to DFL 1 and Law 18,410 of the SEF were promulgated to encourage investment in generation. The most significant of these modifications was the introduction of a long-term node price, a stable price for long-term contracts for supplying regulated consumers, intended to encourage investment in generation assets by reducing the expected volatility in the return of investments. This law also provides that sales to distribution companies that are not made pursuant to existing contracts must be made, until

December 2008, at the marginal cost of energy rather than the node price, which reflects the real cost of generating energy in Chile. The most significant change came from the redefinition of the Market Price Band, which was changed from 5% flat (reduced from 10% by the original Short Law) to a value that fluctuates between 5% and 30% depending on the anticipated energy supply conditions of the system. Given the increase in international fuel prices and the frequent gas restrictions from Argentina during 2005 and 2006, customer contract prices did not fully reflect the costs involved in generating electricity. The change in the Market Price Band helped correct this distortion by increasing the regulated node price.
     On October 31, 2006, pursuant to the modifications introduced to the original Short Law, the first energy auction was held. Of the 11,760 GWh that we offered in the auction, 92.5% were successfully allocated at the average price of $ 52.6 per MWh, which does not include any capacity charges. Beginning in 2010, these contracts will range between 10 and 15 years. During the process, Endesa Chile was awarded 6,400 GWh per year, over 54% of the energy offered, at an average price of $ 52.5 per MWh (excluding capacity charges). Since 76% of Endesa Chile’s installed capacity in Chile is hydro based, the contracted price and amount by Endesa Chile allows the company to maintain its optimal contract level volume, maximizing return while minimizing risk. A second energy auction is scheduled for the second quarter of 2007.
     In June 2004, Chile’s Ministry of Economy passed Public Resolution 35, which increased the number of hours considered as hours of charge loss used to determine each power company’s capacity to supply energy in peak hours. This change implied booking a Ch$ 2.6 billion expense provision in 2004, affecting operating results, and also accounting for a Ch$ 15.0 billion provision of non-operating expenses related to the resettlement of expenses for the years 2000 to 2003. On January 21, 2005, Endesa Chile announced that the Company would make the payments resulting from the resettlements, despite the fact that the Company filed a demand before the Chilean Courts against the State Treasury of Chile requesting that Public Resolution 35 be declared invalid on the grounds that the Minister of Economy exceeded his attributions when dictating it. As of the date of this annual report, the demand is pending.
     In Brazil, in July 2004, Decree 5163-2004 defined a new regulatory framework for the Brazilian electricity sector, particularly affecting the commercialization of electricity and the concessions process for the entry of new power generation plants. The new framework separates the forms of unregulated and regulated market contracting, requiring distributors make purchases through concessions organized by state entities. The electricity generation supply for these concessions was divided into existing and new energy (power plants that supply starting in the year 2008) and assigned through auctions as the sole way to sell energy to distribution companies. Since December 9, 2004, five auctions for existing energy have been held. The last auction for existing energy was held on December 14, 2006, where 1,682 MWh were allocated at an average sale price of R$ 103.62 per MWh. During the four previous auctions, 19,601 average MW were allocated at an average sale price that ranged from R$ 57.5 per MWh, beginning in 2005, to R$ 94.6 per MWh, beginning in 2009. Cachoeira Dourada participated in the second auction, allocating an average of 133 MWh at R$ 83.5 per MWh beginning in 2008. The conditions of Cachoeira Dourada’s contract with its main customer CELG have not been affected by this regulatory change. Three energy auctions for new energy have taken place. On December 16, 2005, 3,284 MWh were allocated at an average price of R$ 123.6 beginning in the years 2008, 2009 and 2010. On June 29, 2006, 1,682 average MWh were allocated at an price of R$ 126.32 per MWh beginning in 2009. On October 10, 2006, 1,104 MWh were allocated at an average price of R$ 132.56 per MWh beginning in year 2011. Because the use of such auctions to assign energy begins in 2008 this has not yet had an impact on the company’s results of operations, but the growing electricity demand and price level of the new energy auctions represents an attractive opportunity in the Brazilian market.
     In Peru, Supreme Decree 038-2005-EM was published on October 8, 2005, which amended clause 124 of the Electricity Concessions Law Regulation. The decree provides that the fuel price used to set and update the tariff should be the lesser of the domestic market price and the weighted price used by Osinerg. This amendment provides a greater stability for the bar price in terms of indexation, particularly mitigating the effects of indexations derived from fluctuations in international crude oil prices. Although, during 2005, the tariff decreased approximately 9% in local currency terms and a 7% during 2006, these declines are the consequence of cheaper available natural gas in the local market.
     As a result of the energy environment in Peru in 2004, which featured relatively low hydrology and high international fuel prices, during the first half of 2004, the government required private generators to supply electricity to distributors without contracts at the regulated bar tariff, which was significantly lower than the alternative spot market price. The Company’s total electricity sales to regulated customers in Peru have remained stable at roughly one-third of total sales. Spot market prices from May 2004 until September 2004 were five times the regulated tariff. In December 2004, generators in Peru agreed to supply electricity to distributors without contracts at the regulated tariff set in November 2004. During 2005, this situation continued, but due to the improved hydrology, the difference between the regulated bar tariff and the spot price was not as significant as in the previous year.
     On July 21, 2006, Law 28,832 was passed to improve the current regulatory framework (Law of Electrical Concessions — Law Decree 25,844) and among other relevant aspects (See Item 4.B. Business Overview-Regulatory Framework), provided that sales by generation companies to distribution companies for resale to regulated customers must be made at busbar prices set by OSINERG or at steady prices determined by public bids conducted according to the provisions of Law 28,832.
     The creation of energy auctions allows generation companies to supply electricity to regulated consumers under long-term contracts for up to 10 years at a stable price, subject to indexation. This mechanism may apply to the energy that has been delivered under contracts that expire within the next three years, new demand for energy which is not yet covered by a contract and the energy that at this time is being supplied and is not covered by any contract. Energy and capacity that has been supplied by distributors without contracts since 2005 have also been included in the auctions. For this purpose in December, 2006, 1,000 MWh were allocated at prices that range from $ 26.77 per MWh to $ 26.80 per MWh (figures which do not include any capacity charges beginning on 2007 and running through 2010).
     In terms of the supply of electricity to customers whose contracts expired in December 2006, Urgency Decree 035 was enacted and established the legal provisions to resolve the contingencies involving private generators to be assigned the withdrawal s of private distributors and government-owned generators to be assigned the withdrawals of government-owned distributors.
     In Argentina, the Electricity Act Law 24,065 (see “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina – Industry Structure and Regulatory Framework” for more details) has not been formally repealed, but since January 2002, governmental authorities have adopted resolutions which we consider to be extraordinary actions that have materially affected the operating results of Endesa Chile in Argentina.
•	In January 2002, the Economic Emergency Law was passed. The Argentine peso was devalued against the dollar from Ar$ 1.00 per $ 1.00 to Ar$ 3.37 per $ 1.00. Prior to 2002, the Argentine peso had been pegged to the dollar at a rate of 1 Argentine peso to 1 dollar. Electricity tariffs historically were expressed in dollars at an exchange of Ar$ 1 to$ 1. After the devaluation, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$ 1 to $ 1. As a result of this devaluation and the tariff conversion rate implemented by the Argentine government, the dollar equivalent of the Company’s Argentine revenues declined significantly. (For further details on the effects of the Argentine peso devaluation over Endesa Chile’s balance sheet, see “Item 5. Operating and Financial Review and Prospects – D. Impairment of Goodwill). The government has continued to adopt resolutions that interfere with the market-driven reactions of the industry (See “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina” for details). These resolutions have affected the behavior of the industry as a whole by affecting spot prices, contract conditions, fuel supply and prices, accounts receivables, among others. In 2001, prior to the adoption of these resolutions, the Company’s revenues in Argentina were Ch$ 244.3 billion for 12,988 GWh delivered. Following their adoption, revenues were Ch$ 107.5 billion in 2002, Ch$ 120.7 billion in 2003, Ch$ 156.9 billion in 2004, Ch$ 160.1 billion in 2005 and 235.4 billion for 13,926 GWh delivered in 2006. Sales in Argentina were 9,259 GWh in 2003, 11,604 GWh in 2004 and 12,579 GWh in 2005. In 2004, the Authority began the process of adjusting the price of natural gas in its local market and has incorporated these adjustments into the calculation of the wholesale price of electricity, but has not set the tariff free to adjust according to the regulatory framework tariff model.

•	Through S.E. resolution 949/04, the Argentine authorities restricted energy exports to neighboring countries. These resolutions only allow export contracts to be satisfied with generation units that were previously identified for such purpose, and do not allow the purchase of any deficits in the wholesale market, notwithstanding any agreements to allow such purchases set forth in the Interconnection protocol between Argentina and Brazil. This situation had severe consequences for Endesa Costanera, which in the second quarter of 2005 was forced to comply with the energy export contractual obligations by dispatching energy generated through the use of fuel oil. This situation created a significant gap between the prices in the export contracts and the costs associated with generation due to the high costs of fuel oil in the international markets. Endesa Costanera’s total generation expenses increased by 68% from 2003 to 2004 and by 28% from 2004 to 2005. The further increase in generation expenses, which increased by 39% from 2005 to 2006, was primarily due to the 4% increase in generation output, and the recognition of higher natural gas prices in the Argentine market for industrial consumers, including generation companies.

•	A subsequent routine maintenance procedure prevented Endesa Costanera from fully complying with its export contracts, which resulted in only partial payments by and CEMSA. On January 12, 2006, the board of directors of Endesa Costanera resolved to book, as of December 31, 2005, a provision of approximately Ch$ 15.9 billion to cover the uncollectibility risk of the accounts receivable of CIEN and CEMSA. Operational income reached Ch$ 30.1 billion in 2004, a loss of Ch$ 3.7 billion in 2005, and Ch$ 9.8 billion in 2006, evidencing how the Argentine authorities’ resolutions regarding the export business have negatively affected Endesa Costanera’s operating results. Nevertheless, in consolidated terms, Endesa Costanera’s operating results for 2004, 2005 and 2006 did not substantially affect Endesa Chile’s total consolidated results, as the percentage share of Endesa Costanera’s operations as part of Endesa Chile’s total consolidated operating income in Chilean GAAP, reached 8% in 2004, and 1% in 2006.
     In 2006, the threat of power shortages in the Argentine electricity market, particularly in times of peak demand, rose significantly. Energy demand has increased to historical levels, registering a record peak of 17,395 MW in a system that at moments had less than 19,000 MW of total capacity available for generation. With this situation in mind the Secretaría de Energía issued Resolution 1281/06. This resolution provides that: (i) industrial power demand that exceeds the demand in 2005 must be purchased separately from generation companies at prices approved by the Government, (ii) state-owned generators will first supply residential demand and (iii) hydropower generators are forbidden to enter new long-term contracts for power supply to unregulated large users. The first point, in particular, named Servicio Energía Plus, is viewed as a positive initiative on behalf of the Argentine authorities, since it represents a step towards free market conditions.
c. Economic Conditions
     Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results. The most significant economic variables include economic growth, mainly due to its impact on electricity demand, and the local currency exchange rate against the dollar, which affects revenues and expenses, as well as assets and liabilities, depending on the percentage denominated in dollars.
     Economic Growth and Electricity Demand
     The economies of each of the countries in which we operate continued to improve in 2006, which has positively affected the Company’s operating results as a consequence of an increase in electricity demand. The GDP and electricity growth rate for the years covered by this report are included in the following table:

	2004		2005		2006
		Electricity		Electricity		Electricity
	GDP	Demand	GDP	Demand	GDP	Demand
	Growth	Growth	Growth	Growth	Growth(1)	Growth
	(%)	(%)	(%)	(%)	(%)	(%)

Chile	6.1	8.0	6.3	4.0	4.2	6.0
Argentina	8.3	6.8	8.5	5.8	8.0	5.9
Colombia	3.5	2.7	5.3	3.8	4.8	4.1
Brazil	5.0	5.4	2.3	4.3	3.6	3.9
Peru	5.1	5.9	6.4	5.0	6.0	7.7

(1)	Sources: Central Bank of Chile growth estimate for 2006. For Argentina, Colombia, Brazil and Peru, World Economic Outlook (September 2006) estimate of the International Monetary Fund, and internal Company physical energy data for 2004-2006.

     Local Currency Exchange Rate
     The value of the local currency in the countries in which we operate may have a significant impact on our operating results and overall financial position depending on the percentage of dollar-denominated assets, liabilities, revenues and expenses, including depreciation and interest expenses. A devaluation or depreciation of local currencies against the dollar affects our operating margins by increasing the value of sales denominated in dollars and the value of operating expenses, such as fuel priced in dollars, and depreciation of assets valued in dollars when expressed in local currency. Financial interest expenses fixed in dollars and the value of dollar-denominated debt on the balance sheet increase as well. Conversely, the revaluation or appreciation of local currencies against the dollar affects operating margins by reducing revenues denominated in dollars when expressed in local currencies, and reduces the value of operating expenses denominated in dollars. Interest expense of dollar-denominated debt also declines.
     As of December 31, 2006, Endesa Chile had total consolidated indebtedness of $ 3,904 million, of which $ 2,579 million, or approximately 66%, was denominated in dollars, and $ 329 million was denominated in Chilean pesos. In addition to the dollar and the peso, as of December 31, 2006, our foreign-currency denominated consolidated indebtedness included the equivalent of $ 675 million in Colombian pesos, and $ 164 million in soles and $ 33 million in Argentine pesos.
     The following table includes year end and average local currency dollar exchanges for the period covered by this report.

	Local Currency U. S. Dollar Exchange Rates
	2004		2005		2006
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	611.11	557.40	558.06	512.50	529.64	532.39
Argentina (peso per dollar)	2.95	2.97	2.94	3.02	3.08	3.061
Colombia (peso per dollar)	2,628.7	2,344.5	2,321.6	2,285.0	2,358.3	2,239.0
Brazil (reais per dollar)	2.93	2.65	2.44	2.34	2.17	2.14
Peru (sol per dollar)	3.41	3.28	3.30	3.42	3.27	3.20
     For the twelve-month period ended December 31, 2006, our revenues amounted to $ 2,512 million of which approximately 18% were denominated in dollars, and approximately 44% were linked in some way to the dollar. On the other hand, the equivalent to $ 115 million were revenues in pesos, $ 285 million in Colombian pesos, $ 441 million in Argentine pesos, and $ 106 million in soles.
d. Technical Bulletin 64 and Other Critical Accounting Policies
  Technical Bulletin 64
     Our consolidation of the results of our non-Chilean subsidiaries is governed by Technical Bulletin 64 (BT 64). BT 64 establishes a mechanism to consolidate the financial results of a non-Chilean company, which are prepared in local GAAP and denominated in local currency, with the financial results of its Chilean parent company, which are prepared in Chilean GAAP and denominated in pesos. The implementation of BT 64 affects the reporting of our operating results. In particular, exchange rate variations, if significant, can materially affect the amounts of operating revenues and expenses reported in the Company’s consolidated financial statements in Chilean GAAP, as well as generate material non-operating gains and losses.
     BT 64–Conversion Effect. BT 64 requires Endesa Chile to convert the financial statements of its non-Chilean subsidiaries from local currency to dollars and to restate these financial statements into Chilean GAAP. A restatement could convert the dollar amounts into pesos. The gain or loss resulting from this balance sheet conversion is referred to as the “conversion effect.” To convert monetary assets and liabilities of its non-Chilean subsidiaries to dollars, Endesa Chile must use the dollar/local currency exchange rate applicable at period-end. In order to convert Endesa Chile’s equity interests in such subsidiaries, as well as such subsidiaries’ non-monetary assets and liabilities, to dollars, Endesa Chile must use the dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred.

     In addition, BT 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into to dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to dollars are then converted from dollars to pesos at the exchange rate applicable at the end of the reporting period. The currency conversion can have different effects on results when consolidating these figures in Chilean GAAP depending on the behavior of the peso in regards to the dollar. For example, an appreciation of the peso over the dollar will result in the reduction of revenues and expenses of foreign subsidiaries when consolidating. This effect can be compensated or aggravated depending on whether the local exchange rate, in the markets where our international subsidiaries operate, devalued or appreciated against the dollar.
     BT 64 may exclude from our reported financial position the effect of devaluation on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. The currency conversion from local currencies to dollars can have different effects depending on a foreign subsidiary’s structure of monetary and non-monetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The reverse is also true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the dollar may result in a gain, whereas an appreciation may result in a loss. The recent fluctuations of the exchange rates between the currencies of the countries where we operate and the dollar, as well as in the exchange rate between the peso and the dollar, have materially affected the comparability of our results of operations during the periods discussed because of this conversion effect.
     BT 64–Equity Hedge. BT 64 allows dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries to be hedged by the investing company against and limited to the book value of such equity investments. For purposes of BT 64, all the countries where we have investments – Argentina, Brazil, Colombia and Peru – are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book value of an equity investment is lower than the dollar denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of dollar denominated debt that is not hedged are included in determining net income. On the other hand, if the book value of an equity investment is higher than the dollar-denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity referred to as cumulative translation adjustment for GAAP purposes.
  U.S. GAAP Reconciliation
     Our audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 32 to our audited Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as well as the reconciliation to U.S. GAAP of net income and total shareholders’ equity.
     The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are (i) the effects on goodwill and negative goodwill from the application of fair value purchase accounting, (ii) the effects of accounting for derivatives at fair value, (iii) the effects of adjustments to U.S. GAAP in equity method investments, (iv) the effects of eliminating capitalized exchange rate differences and general and administrative expenses capitalized in fixed assets, (v) the effects of recording a liability related to minimum dividends payable, and (vi) the elimination of complementary accounts in deferred taxes as well as the tax impact of other reconciling differences.

     The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP
	(in millions of constant
	Ch$ as of December 31, 2006)
Net income (loss) for the year ended December 31:
2004	88,628	68,490
2005	112,946	102,382
2006	189,541	211,894
Shareholders’ equity as of December 31:
2004	1,659,511	1,261,744
2005	1,676,746	1,309,161
2006	1,794,310	1,443,984
  Critical Accounting Policies Affecting Operating Results
     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, and does not allow management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in “–U.S. GAAP Reconciliation” above. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our audited consolidated financial statements. The following are the critical accounting policies that are significant to the Company:
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
  Useful lives and impairment of Long-Lived Assets
     We estimate the useful lives of our long-lived assets based upon management’s judgement about the expected usage of the assets and we assess impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.
     When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows expected to be generated from the operation of the asset to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity rate increases, and cost trends, such as taxes and plant repair and maintenance. The number of years included in determining discounted cash flow, in our opinion, is estimable in the case of the generating companies because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis may vary by country and fluctuate as economic conditions in these countries vary. Therefore, the likelihood of a change in estimate in any given period is high. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions change periodically; therefore, the likelihood of a change in the estimate in any given period is high. As a result, the actual cash flows may materially differ from our estimate and we may be required to make additional impairment charges. As of December 31, 2004, 2005 and 2006, the Company assessed the impairment of long-lived assets and determined that there had been no indication of a potential loss on the recoverable value of long lived assets.
  Impairment of Goodwill
     We assess the impairment of goodwill in a manner similar to that used for long-lived assets. The measurement of the impairment loss is based on the recoverable value of the investment, which we generally determine using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, we must make assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis in 2002 showed that the goodwill and related negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. Accordingly, during 2002, the Company recorded a net charge of Ch$ 66.5 billion, in pesos as of December 2006, to write-off all amounts of goodwill and negative goodwill. At a consolidated level this charge amounted to Ch$ 59.9 billion, net of minority interest. As of December, 31 2004, 2005 and 2006, the Company assessed the impairment of goodwill and determined that there had been no indication of a potential loss on the carrying value of goodwill.
  Income Tax and Deferred Taxes
     In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate basis. We estimate our actual current tax exposure while assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. In order to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period. The net deferred tax was a liability of Ch$ 75.8 billion, Ch$ 99.04 billion, and Ch$ 134.4 billion as of December 31, 2004, 2005 and 2006, respectively. We recognized valuation allowance to offset deferred tax assets of Ch$33.9 billion, Ch$29.3 billion and Ch$29.2 billion on December 31, 2004,2 005 and 2006 respectively.
     Derivative Instruments
     The Company has commodity derivative, financial derivative, and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under SFAS 133, as amended. In establishing the fair value of such contracts, management makes assumptions based on available market data and pricing models, which may change from time to time.
     Calculation of fair value for commodity and embedded derivatives is done with internal models that are based primarily on discounted future cash flows. Inputs to such models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs, and others. Simulation techniques are used to forecast electricity consumption levels for the countries in which the Company has derivative instruments with options in quantities. These inputs become more difficult to predict and the estimates are less precise, the further in the future these estimates are made. As a result, fair values are highly dependent upon the assumptions being used. The Company also adjusts fair value of certain commodity derivatives to reflect risks related to the performance of counterparties.

     The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets. The Company has entered into a number of power purchase agreements on the Argentine side and power sales agreements on the Brazilian side to export electricity from Argentina to Brazil. In order to calculate the fair values of the electricity purchase and sale contracts related to this interconnection business, the Company uses, as a reference, the availability of electricity in each market in order to comply with these sales contracts in Brazil. In cases where it is possible to supply these contracts from the Argentine market, we use the curve of expected prices of electricity in this market. In cases where we believe the supply of electricity should come directly from Brazil, we have used the Brazilian market as a reference. The Company’s assumptions include our outlook regarding how long the energy crisis in Argentina will last. Such values are included in the reconciliation to U.S. GAAP in Note 32 (v) of the Consolidated Financial Statements.
     The Company’s financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase dollars or Euros and sell UF and interest rate swaps and dollar and cross-currency swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset (liability) recorded under US GAAP related to derivative instruments was Ch$ (11.5) billion and Ch$ (13.4) billion and Ch$ 0.3 billion as of December 31, 2004, 2005, and 2006 respectively.
     The Company’s accounting policy for derivative instruments is discussed in Notes 2 (p) and 32 of our Audited Consolidated Financial Statements.
  Pension and Post-Retirement Benefits Liabilities
     We have significant pension and post-retirement benefit plan liabilities, which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including for example discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and post-retirement benefit liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions. The net pension and post-retirement liability recorded under U.S. GAAP was, Ch$ 31.2 billion, Ch$ 28.9 billion, and 30.1 billion as of December 31, 2004, 2005 and 2006, respectively.
The following table shows the effect of a 1% reduction in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2005	2006
	(increase in millions of Ch$)
Projected benefit obligation	1,731	1,788
     The following table shows the effect of a 1% reduction in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2005	2006
	(increase in millions of Ch$)
Accumulated post-retirement benefit obligation	783	664

2. Overview of Yearly Results
a. Consolidated Comparative Results for the Period 2004-2006
     Total revenues in 2006 increased to Ch$ 1,337.1 billion, 16.6% greater than in 2005 after increasing 5.0% in 2005 as compared to 2004. Consolidated physical sales increased by 1.9% in 2006 and 4.6% in 2005. The increase in revenues from 2004 to 2006 has primarily been due to higher physical sales overall and a better pricing environment in Chile and additionally in Argentina in 2006. During 2006, the year end depreciation of the peso against the dollar was 3.7%, positively affecting revenues from foreign operations when compared to 2005, although partly offset by the 6.6% yearly average appreciation of the Sol and 2.0% yearly average appreciation of the Colombian peso, which negatively affected results when expressed in Chilean GAAP. It is important to note this exchange difference when comparing annual figures in pesos. This treatment is in accordance with the accounting rules governing foreign currency results as required in BT 64. During 2005, the year end appreciation of the peso against the dollar was 8.8%, negatively affecting revenues from foreign operations when compared to 2004 although partly offset by the 16.8% yearly average appreciation of the Brazilian reais and 11.7% yearly average appreciation of the Colombian peso, which favored results when expressed in Chilean GAAP.
     Operating expenses increased by 12.7% in 2006 after increasing 5.8% in 2005 as compared to 2004. Electricity generation increased by 5.6% in 2006 and 5.8% in 2005. The increase of operating expenses during 2006 was due to an increase in thermal generation in Argentina using fuel at higher prices than in 2005 and the increased fuel costs of our Peruvian subsidiary due to the incorporation of Etevensa’s thermal plant, Ventanilla, to Edegel’s assets, which were offset by lower cost of energy and capacity purchases of 6%, related to 1,666 GWh of lower purchases. The increase of operating expenses during 2005 was also due to an increase in thermal generation in Argentina using liquid fuel at high international prices linked to the dispatch of the interconnection lines to Brazil. In Chile, poor hydrology during the first half of 2005 also contributed to higher operating expenses. Operating income increased to Ch$ 504.5 billion in 2006, compared to Ch$ 403.2 billion in 2005 or an increase of 25.1%, and to Ch$ 390.3 billion in 2004 or an increase of 3.3%. The Ch$ 101.3 billion increase in operating income in 2006 compared to 2005 was primarily due to the Ch$ 98.1 billion increase in operating income in Chile, due to a better hydrology and a better pricing environment. The Ch$ 12.6 billion increase in operating income in 2005 compared to 2004 was mainly due to the Ch$ 33.9 billion increase in operating income in Chile, offset by lower operating income of Ch$ 22.7 billion in Argentina. The most significant factors affecting these results were:
•	the complicated fuel scenario in the region along with the hydro conditions in the countries in which we operate,

•	the growth of electricity demand in the countries in which we operate,

•	the congruent (although in some cases lagging) reaction of electricity prices to market conditions,
The Company’s core competencies in operations and maintenance of generation capacity which has allowed it to convert greater demand into greater volume sales, and the Company’s commercial strategy determining the level of contracted versus spot market sales which, from 2004 to 2006, has gradually reduced energy purchases. The Company’s consolidated net income after taxes and minority interests in 2006 reached Ch$ 189.5 billion compared to Ch$ 112.9 billion in 2005 and Ch$ 88.6 billion in 2004. In 2006, income before taxes and minority interest of Endesa Chile increased by 55.4% over 2005 to Ch$ 380.3 billion, Ch$ 135.5 billion higher than the previous year. Non-operating results positively affected net income for 2006, including a Ch$ 10.6 billion reduction in financial expenses. Income taxes, as of December 31, 2006, amounted to Ch$ 130.9 billion compared to Ch$ 93.9 billion at December 31, 2005. Total income tax booked in 2006 was greater than 2005, as a direct consequence of greater income before taxes and minority interest. In 2005, income before taxes and minority interest of Endesa Chile increased by 13.5% over 2004 to Ch$ 244.7 billion, Ch$ 28.5 billion higher than the previous year, although income taxes as of December 31, 2005, amounted to Ch$ 93.9 billion compared to Ch$ 98.8 billion at December 31, 2004. Total income tax booked in 2004 was greater than 2005, despite greater taxable income in 2005, as a consequence of greater deferred taxes in 2004.

3.	Country by Country Comparative Analysis of Operating Results and Details of Non-Operating Figures 2005 vs. 2006
  Revenues from operations
     Revenues from sales in Chile accounted for 49.3% and 48.8% of our consolidated revenues in 2006 and 2005, respectively. Revenues from sales of electricity in Argentina accounted for 17.6% of our consolidated revenues in 2006 as compared to 14.0% in 2005. Revenues from sales of electricity in Colombia accounted for 20.5% of our consolidated revenues in 2006 as compared to 23.0% in 2005 and revenues from sales of electricity in Peru accounted for 12.6% of our consolidated revenues in 2006 as compared to 10.5% in 2005. Other, non-core business revenues accounted for less than 5% of total consolidated revenues in both 2006 and 2005. The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2005 and 2006, and the percentage change from year to year:

	Year ended December 31,
			%
	2005	2006	Change
	(in millions of constant Ch$ as of
	December 31, 2006, except percentages)
Revenues
Chile	559,537	659,698	17.9
Argentina	160,087	235,416	47.1
Colombia	264,191	273,825	3.6
Brazil (1)	42,673	—
Peru	120,134	168,182	40.0

Total Revenues	1,146,623	1,337,121	16.6

	Year ended December 31,
			%
	2005	2006	Change
	(GWh)	(GWh)
Energy Sales
Chile	20,731	20,923	0.9
Argentina	12,579	13,926	10.7
Colombia	15,077	15,327	1.7
Brazil(1)	2,897	—	—
Peru	4,600	6,767	47.1

Total	55,884	56,943	1.9

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
     Total revenues in Chile in 2006 increased by 17.9%, from Ch$ 559.5 billion in 2005 to Ch$ 659.7 billion in 2006, as a result of a 6.4% increase in energy production, driven by greater hydroelectric generation and an improved price scenario during the year. Endesa Chile and its Chilean subsidiaries sold 4,991 GWh on the spot market, where the energy average market price was $ 44.8 per MWh according to CDEC-SIC. Physical sales of energy to regulated customers rose by 1.7% to 10,756 GWh, at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile. The non-regulated customers prices showed, during 2006 compared with 2005, an increase in value, which positively affected the company’s revenues, reflecting the higher costs of generation of the system. The total average sales price of Endesa Chile’s in Chile increased 12.7%, from Ch$ 25.3 per KWh in 2005 to Ch$ 28.5 per KWh in 2006.
     Total revenues in Argentina increased by 47.1% in 2006, from Ch$ 160.1 billion in 2005 to Ch$ 235.4 billion. This improvement was the result of better hydrology that permitted an increase in hydroelectric production of 1,110 GWh over the previous year. The physical energy sales of El Chocón amounted to 5,191 GWh, a 26.2 % increase over 2005. The energy volumes sold by Endesa Costanera increased by 3.2 % to 8,736 GWh compared to 8,466 GWh in 2005, due to the higher demand for electricity and its ability to generate with liquid fuels, considering the current scarcity of natural gas in Argentina. There was also an increase in energy prices following the recognition of higher natural gas prices. The sales mix at regulated, non-regulated and spot price was 0%, 15.2% and 84.8%, respectively. The company’s average sales price in Argentina expressed in pesos, in accordance with BT 64, increased by 32.8%, from Ch$ 12.7 per KWh in 2005 to Ch$ 16.9 per KWh in 2006. However, when expressed in Argentine local currency, the average sales price increased 37.3% in 2006. The increase in the average sales price is mainly due to an increase in the wholesale market spot price.
     Total revenues in Colombia increased by 3.6%, from Ch$ 264.2 billion in 2005 to Ch$ 273.8 billion in 2006. Emgesa’s sales increased by Ch$ 12.8 billion in 2006 compared to 2005, primarily due to an increase in hydro production of 6.1% due to good hydrology. The sales mix at regulated, non-regulated and spot prices was 43.5%, 19.7% and 36.8%, respectively. Emgesa’s average sales price increased by 6.3%. This better result was partially offset by a decline of Ch$ 3.2 billion in Betania’s sales, due to a fall in the company’s average sales price of 17.6% as a result of better hydrology, partially offset by the 11.6% increase in physical sales. Endesa Chile’s average price in total sales in Colombia rose by 1.9%, from Ch$ 17.5 per KWh in 2005 to Ch$ 17.8 per kWh in 2006, expressed in pesos, in accordance with BT 64. When expressed in local currency, the nominal average sales price increase was 2.5% in 2006.
     Revenues of our electricity generator in Peru, Edegel, increased by 40.0%, from Ch$ 120.1 billion to Ch$ 168.2 billion, primarily due to a 47.1% increase in physical energy sales of 2,166 GWh, explained by the incorporation of Ventanilla thermal plant figures as of January 2006, despite the average sales price reducing 4.2% as a consequence of the reduction in the local price of natural gas recognized by the country’s pricing system. The sales mix at regulated, non-regulated and spot prices are 40.2%, 50.6% and 9.1%, respectively. The company’s average sales price declined from Ch$ 25.8 per kWh in 2005 to Ch$ 24.7 per kWh in 2006, expressed in pesos according to the convention of BT 64. When expressed in local currency, the nominal average sales price decrease was 10.0% in 2006.
  Operating Expenses
     The table below sets forth the breakdown by country of operating expenses for 2005 and 2006 and the percentage change from year to year:

	Year ended December 31,
			%
	2005	2006	Change
	(in millions of constant Ch$ as of
	December 31, 2006, except
	percentages)
Operating Expenses (1)
Chile	347,440	348,856	0.4
Argentina	144,220	195,691	35.7
Colombia	135,822	147,909	8.9
Brazil (2)	20,030	—	—
Peru	56,569	100,804	78.2

Total	704,081	793,260	12.7

(1)	excludes SG&A expenses

(2)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.

     Operating costs in Chile increased by 0.4% in 2006 compared to 2005. The greater thermal generation in the last quarter of 2006, caused by sharp cuts in natural gas supplies from Argentina, led the cost of fuels and other fixed costs to increase by Ch$ 12.5 billion despite the good hydrology during the year. This, however, was offset by Ch$ 12.9 billion of lower energy and power purchase costs. The average variable cost of generation, excluding the cost of electricity purchases, declined by 2.1%, from Ch$ 9.0 per KWh to Ch$ 8.8 per KWh in 2006, as a result of the 8.8% increase in hydroelectric generation. The cost of electricity purchases, both of energy and capacity, decreased from Ch$ 66.8 billion in 2005 to Ch$ 53.8 billion in 2006, due to the 41.9% fall in physical energy purchases as a result of improved hydrology, while the average price of purchases increased from Ch$ 29.4 per KWh in 2005 to Ch$ 40.9 per KWh in 2006.
     Operating expenses in Argentina increased by Ch$ 51.5 billion, from Ch$ 144.2 billion in 2005 to Ch$ 195.7 billion in 2006. Thermal and hydroelectric generation increased by 3.7% and 28.3% respectively. The cost of fuel increased by Ch$ 45.3 billion, due to use of more expensive fuels in the generation of electricity when compared to the price of fuels in 2005. The greater generation using liquid fuels was the result of the shortage of natural gas in Argentina. The average variable generating cost, excluding the cost of electricity purchases, increased from Ch$ 7.9 per kWh in 2005 to Ch$ 10.6 per kWh in 2006. Electricity purchases of both energy and capacity rose by Ch$ 894 million in 2006, due to an increase in the average purchase price, which rose from Ch$ 15.1 per kWh in 2005 to Ch$ 21.6 per kWh in 2006, while the volume of purchases decreased. Asset depreciation increased 3.5%. The depreciation of the peso against the dollar increased total operating expenses in 2006 when compared to 2005 by Ch$ 2.5 billion. The average Argentine peso to dollar exchange rate remained stable in 2006, not significantly impacting operating expenses.
     Colombia’s operating expenses increased by 8.9%, from Ch$ 135.8 billion in 2005 to Ch$ 147.9 billion in 2006. The average variable generation cost, excluding the cost of electricity purchases, raised from Ch$ 3.3 per kWh in 2005 to Ch$ 3.9 per kWh in 2006. Tolls and energy transportation costs increased by Ch$ 6.1 billion. The 46.1% increase in thermal generation caused fuel costs to increase by Ch$ 1.5 billion. Electricity purchases, both of energy and power, increased slightly by Ch$ 184 million in 2006, because of the higher average purchase price, which moved from Ch$ 15.7 per kWh in 2005 to Ch$ 18.1 per kWh in 2006, despite physical purchases of energy falling by 13.2%. Asset depreciation increased 2.1%. The depreciation of the peso in terms of thedollar increased total operating expenses by Ch$ 2.4 billion in 2006 when compared to 2005.
     Operating expenses in Peru increased by 78.2%, from Ch$ 56.6 million in 2005 to Ch$ 100.8 million in 2006. This was primarily due to an increase of Ch$ 25.0 million in fuel costs through the operation in open cycle of the Ventanilla thermal plant, which was added to Edegel assets in June 2006. The average variable generating cost, excluding the cost of electricity purchases, was Ch$ 5.9 per GWh in 2005 compared to Ch$ 7.6 per GWh in 2006. Electricity purchases, both of energy and capacity, increased by Ch$ 4.6 million in 2006, due to the rise in the average price of purchases from Ch$ 37.3 per GWh in 2005 to Ch$ 22.7 per GWh. Asset depreciation increased by 55.5%, mainly because the incorporation of Etevensa into Edegel’s assets, and other fixed costs increased Ch$ 5.1 million. The depreciation of the peso in terms of the dollar increased total operating expenses by Ch$ 1.0 billion in 2006 when compared to 2005, while the 6.3% appreciation of the Sol against the dollar in 2006 increased expenses.
  Administrative and selling expenses
     Administrative and selling expenses remained stable in Ch$ 39.4 billion in 2006.
     The table below sets forth the breakdown of selling and administrative expenses for 2005 and 2006 and the percentage change from year to year:

	Year ended December 31,
	2005	2006	% Change
	(in millions of constant Ch$ as or
	December 31, 2006 except percentages)
Administrative and Selling Expenses
Chile	19,119	19,787	3.5
Argentina	2,683	3,170	18.2
Colombia	5,290	4,586	(13.3)
Brazil (1)	3,684	—
Peru	8,611	11,843	37.5

Total Selling and Administrative Expense	39,388	39,386	0.0

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
     The increase in selling and administrative expenses of 37.5% in Peru was due the incorporation of Etevensa into the assets of Edegel. This was offset by lower selling and administrative expenses of 13.3% in Colombia and the deconsolidation of Cachoeira Dourada, as Endesa Chile contributed its investments in this company to Endesa Brasil in 2005. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
  Operating Margin and Operating Income
     Our operating margin, that is, operating income as a percentage of revenues, increased from 35.2% in 2005 to 37.7% in 2006. This increase is due to higher operating margin in Argentina and Chile, offset in part by lower operating margin in Colombia and by the deconsolidation of Cachoeira Dourada in Brazil, as its operating margin was greater than the consolidated figure in 2005. The following is our operating margin by country:

	Year ended December 31,
	2005	2006
	percentage (based on figures in
	Chilean GAAP as of
	December 31, 2006)
Operating Margin
Chile	34.5%	44.1%
Argentina	8.2%	15.5%
Colombia	46.6%	44.3%
Brazil(1)	—	—
Peru	45.7%	33.0%

Total Operating Margin	35.2%	37.7

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
     Endesa Chile’s consolidated operating income, the result of subtracting total operating expenses, including selling and administrative expenses (SG&A), from operating revenues, reached Ch$ 504.4 billion for 2006 compared to Ch$ 403.2 billion for 2005. The following table breaks down operating income by country for the years ended December 31, 2005 and 2006:

	Year ended December 31,
			%
	2005	2006	Change
	(in millions of constant Ch$ as of
	December 31, 2006, except percentages)
Operating Income
Chile	192,977	291,055	50.8
Argentina	13,184	36,554	177.3
Colombia	123,080	121,330	(1.4)
Brazil (1)	18,960	—	—
Peru	54,954	55,536	1.1

Total Operating Income	403,154	504,475	25.1

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
     The favorable hydrology in Chile, particularly during the period June-September 2006, a good snow melting process, and greater customer demand allowed sales to increase. Lower variable cost considering less thermal generation and lower purchases from other generators, and stable costs of depreciation led to a reduction in total costs of operations. This lower cost of generation, along with the increase in the average sales price, explains the increase of operating income from Chilean operations by 50.8% and operating margin from 34.5% in 2005 to 44.1% in 2006.
     Argentina’s operating income benefited from higher energy sales during 2006 from Endesa Costanera and El Chocón, in view of the higher demand. Endesa Costanera experienced higher average prices, while El Chocón enjoyed better hydrology conditions during 2006. This positive effect exceeded the increase in operating costs which essentially were driven by higher prices of fuel from Endesa Costanera. With this, operating income in Argentina increased by Ch$ 23.4 billion, while operating margin increased from 8.2% in 2005 to 15.5% in 2006.
     In Colombia, operating income declined slightly by 1.4%, basically due to a decrease of Ch$4.9 billion in Betania’s power plant operating income as a result of its lower average sale price and higher cost of energy purchases, despite the 11.6% increase of physical sales. Additionally, Emgesa registered higher operating costs in tolls and energy transportation. Emgesa’s operating margin remained fairly flat in 2006 compared to 2005, while Betania’s operating margin dropped from 43% in 2005 to 33% in 2006 mainly due to the reasons mentioned previously. The latter is what basically led to a decline in Colombia’s overall operating income and operating margin.
          Edegel, in Peru, produced an operating income of Ch$55.5 billion during 2006, which compares favorably with the Ch$ 55.0 billion reached in 2005, an increase of 1.1%. Nevertheless, operating margin dropped to 33% in 2006 from 46% in 2005 primarily due to a reduction in the company’s average sale price of electricity and an increase in the variable cost of purchases and of electricity generation. The latter was strongly impacted by the consolidation of fuel costs arising from the Ventanilla thermal plant.

     Non-operating Results
     The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2005	2006	% Change
	(in millions of constant Ch$ as of
	December 31, 2006, except percentages)
Non-operating income:
Interest earned	15,878	14,818	(6.7)
Equity income of non-consolidated affiliates	21,823	42,470	94.6
Other non-operating income	33,979	29,968	(11.8)
Non-operating expenses:
Interest expense	182,549	171,919	(5.8)
Equity losses of non-consolidated affiliates	7,969	125	(98.4)
Goodwill amortization	1,395	943	(32.4)
Other non-operating expenses	54,711	43,568	(20.4)
Monetary correction:
Price level restatement	1,346	1,487	10.5
Foreign Exchange translation	15,214	3,608	(76.3)

Non-operating results	(158,384)	(124,204)	21.6%

     Non-operating results amounted to a loss of Ch$ 124.2 billion in 2006 compared to a loss of Ch$ 158.4 billion in 2005, a Ch$ 34.2 billion reduction in losses. The most important factors leading to this reduction include:
•	Consolidated interest expense decreased by Ch$ 10.6 billion, from Ch$ 182.5 billion in 2005 to Ch$ 171.9 billion in 2006, or 5.8%, primarily due to reduced financial debt, average exchange rate appreciation and the higher capitalization of financial expenses related to investment projects. The de-consolidation of Cachoeira Dourada, partially offset by increases in average cash balances, were the primary factors behind the reduction in consolidated interest income of Ch$ 1.1 billion, from Ch$ 15.9 billion to Ch$ 14.8 billion in 2006.

•	The net result of investments in related companies increased by Ch$ 28.5 billion in 2006, primarily due to Ch$ 24.2 billion of higher results of Endesa Brasil and the accrued negative result of Ch$ 7.9 billion of our affiliate company CIEN in 2005, offset in part by Ch$ 3.5 billion reduction in the result of our affiliate company GasAtacama in 2006 compared to 2005.

•	Other net non-operating income and expenses produced a better result of Ch$ 7.1 billion, primarily due to Ch$ 15.7 billion of lower provisions for contingencies, litigations and other provisions, Ch$ 6.1 million of indemnities and compensations, essentially from the Chilean public works ministry related to El Melón, offset by Ch$ 12.9 billion of reduced result from the conversion adjustment in accordance with BT64 arising from our foreign subsidiaries, principally Betania and Edegel; Ch$ 6.1 billion due to the effect of the deconsolidation of Cachoeira Dourada and Ch$ 1.7 billion of reduced recoveries of costs and customer debts.

•	Net non-operating income and expense were offset by a net negative change of Ch$ 11.5 billion in 2006 compared to the previous year in price-level restatements and exchange differences showed, originated mainly by the effect of 3.7% depreciation of the peso against the dollar during 2006, against a 8.8% appreciation during 2005.

  Net income
     The following table sets forth our net income for the periods indicated:

	Year ended December 31,
			%
	2005	2006	Change
	(in millions of constant Ch$ as of
	December 31, 2006, except percentages)
Operating income	403,154	504,475	25.1
Non-operating income	(158,384)	(124,204)	21.6
Income before taxes, minority interest and negative goodwill amortization	244,770	380,271	55.4
Current income taxes	(61,403)	(99,414)	61.9
Deferred income taxes	(32,482)	(31,443)	(3.2)
Total income taxes	(93,885)	(130,857)	39.4
Minority interest	(53,570)	(65,911)	23.0
Amortization of negative goodwill	15,632	6,037	(61.4)
Extraordinary items	0	0	n.a.

Net income	112,946	189,540	67.8

     Income Taxes. Current income taxes and deferred income taxes increased by Ch$ 37.0 billion during 2006, compared to 2005. Consolidated income tax amounted to Ch$ 130.9 billion, consisting of a charge of Ch$ 99.4 billion for income tax, an increase of Ch$ 38.0 billion over 2005 related to the improved taxable results, primarily from Endesa Chile and its Chilean subsidiaries, and Ch$ 31.4 billion in deferred taxes which fell by Ch$ 1.0 billion compared to 2005. The Company’s effective tax rate (the ratio of total income taxes to income before taxes) was 38% in 2005 and 34% in 2006 due to the increase in the portion of our income that is taxed at the lower Chilean rate.
     Minority Interest. Minority interest expenses increased Ch$ 12.3 billion in 2006, primarily due to higher net income of our subsidiaries in Colombia and Argentina, partially offset by lower net income in Peru.
4.	Country by Country Comparative Analysis of Operating Results and Details of Non Operating Figures 2005 vs. 2004
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

     The tables below set forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2004 and 2005, and the percentage change from year to year:

	Year ended December 31,
			%
	2004	2005	Change
	(in millions of constant Ch$ as of
	December 31, 2006, except percentages)
Revenues
Chile	494,589	559,537	13.1
Argentina	156,864	160,088	2.1
Colombia	265,917	264,192	(0.6)
Brazil (*)	44,432	42,673	4.0
Peru	130,501	120,134	(7.9)

Total Revenues	1,092,304	1,146,623	5.0

	Year ended December 31,
			%
	2004	2005	Change
	(GWh)	(GWh)
Energy Sales
Chile	18,462	20,730	12.3
Argentina	11,603	12,579	8.4
Colombia	15,148	15,078	(0.5)
Brazil (1)	3,902	2,897	(25.7)
Peru	4,328	4,600	6.3

Total	53,443	55,884	4.6

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
     Total revenues in Chile during 2005 increased by 13.1%, from Ch$ 494.6 billion to Ch$ 559.5 billion, due to an increase in physical sales and stable electricity prices. The favorable hydrology in the second half of the year, particularily during the period from June-September, allowed the company to increase physical sales from hydro generation. Physical energy sales in Chile amounted to 20,730 GWh, equivalent to 12.3% growth over 2004. The increase in electricity sales reflected a 0.3% increase in the average sales price, from Ch$ 25.3 per KWh in 2004 to Ch$ 25.2 per KWh in 2005, due to increases in the regulated node price and the average spot market price.
     Revenues in Argentina increased by 2.1%, from Ch$ 156.8 billion in 2004 to Ch$ 160.1 billion in 2005. Physical energy sales of El Chocón amounted to 4,113 GWh in 2005, a 13.3 % increase over the previous year due to improved hydrology. Physical energy sales volumes of Endesa Costanera increased by 6.2% during 2005, reaching 8,466 GWh, compared to 7,973 GWh in the previous year, due to greater electricity demand and its ability to generate with liquid fuels. The positive factors were offset in part by a 4.6% decrease in revenues of Endesa Costanera to Ch$ 119.8 billion. The lower revenues were primarily due to the reduction of billings on the export business to Brazil, as a consequence of Endesa Costanera’s inability to completely fulfill its contractual commitment to these customers. (See Item 4. Information on the Company—B. Business Overview—Operations in Argentina). The Company’s average sales price in Argentina expressed in pesos, in accordance with BT 64, decreased 5.9%, from Ch$ 13.5 per KWh in 2004 to Ch$ 12.8 per KWh in 2005. However, when expressed in Argentine local currency, the average sales price increased 5.2% in 2005, due to an increase in the wholesale market spot price.
     Revenues in Colombia decreased slightly by 0.6%, from Ch$ 265.9 billion in 2004 to Ch$ 264.2 billion in 2005. Revenues of Emgesa declined by Ch$ 3.6 billion compared to the previous year, principally due to a 2.0% fall in physical energy sales because of lower hydrology. The lower revenues of Emgesa were partially offset by Ch$ 1.8 billion increase in revenues of Betania due to 13.4% increase in production compared to 2004, which enabled it to increase its physical energy sales by 8.0%. The average sales price decreased 0.3%, from Ch$ 17.6 per KWh in 2004 to Ch$ 17.5 per KWh in 2005, expressed in pesos, in accordance with BT64. When expressed in local currency, the nominal average sales price decrease was 1.2% in 2005.
     Revenues from our former subsidiary Cachoeira Dourada, were obtained from consolidated results of only the period from January – September of 2005 as a result of the ceased consolidation of Cachoeira Dourada on October 1, 2005. Nine-month revenues for 2005, Ch$ 42.7 billion, represented only a 4.0% decrease compared to twelve-month revenues for 2004, which were Ch$ 44.4 billion. This was primarily due to a favorable hydrology in the southeast-center west region in 2005, as well as due to higher average sales prices. The Company’s overall average sales price increased 29.3% from Ch$ 11.4 per KWh in 2004 to Ch$ 14.7 per KWh in 2005, expressed in pesos according to the convention of BT 64. In Brazilian local currency, the Company’s average sales price increased by 11.4% during 2005.
     Revenues from sales of our Peruvian electricity generation company, Edegel, decreased by 7.9%, from Ch$ 130.5 billion in 2004 to Ch$ 120.1 billion in 2005, mainly due to a lower average electricity sales price, offset by an increase in physical sales of 9.2% due to greater demand and better hydrology. The average sales price decreased from Ch$ 29.9 per KWh in 2004 to Ch$ 25.7 per KWh in 2005, equivalent to a 13.8% decrease, expressed in pesos according to the convention of BT 64. The nominal average sales price decrease in local currency was 3.3% in 2005.
  Operating Expenses
     The table below set forth the breakdown by country of operating expenses for 2004 and 2005 and the percentage change from year to year:

	Year ended December 31,
			%
	2004	2005	Change
	(in millions of constant Ch$ as of
	December 31, 2005, except
	percentages)
Operating Expenses (1)
Chile	316,191	347,440	9.9
Argentina	117,783	144,220	22.4
Colombia	136,645	135,822	(0.6)
Brazil	27,450	20,030	(27.0)
Peru	67,463	56,569	(16.1)

Total	665,531	704,081	5.8

(1)	Excludes SG&A expenses
     Operating costs in Chile increased 9.9% in 2005 when compared to 2004, primarily due to greater thermal generation fuel expenses and electricity purchases resulting from the delayed rainy season in Chile that finally began in June. The average variable cost of generation, excluding electricity purchases, decreased 4.4% from Ch$ 9.4 per kWh in 2004 to Ch$ 9.0 per kWh in 2005, because of 26.5% increased hydro generation in Chile. Cost of electricity purchases, both in terms of energy and capacity, increased from Ch$ 56.2 billion in 2004 to Ch$ 66.4 billion in 2005, mainly due to an increase of 18.5% in physical GWh purchases, while the average purchase cost price went from Ch$ 29.3 per kWh in 2004 to Ch$ 29.2 per kWh in 2005. Depreciation of assets held in Chile, increased from Ch$ 69.4 billion in 2004 to Ch$ 78.5 billion in 2005, mainly as a consequence of 12 months of Ralco depreciation in 2005, compared to 3 months in 2004.

     Operating expenses in Argentina increased Ch$ 26.4 billion to Ch$ 144.2 billion in 2005 from Ch$ 117.8 billion in 2004. Thermal and hydro generation increased 6.9% and 14.6%, respectively. Fuel costs increased by Ch$ 26.2 billion, primarily due to the generation of energy using liquid fuels (fuel oil), and were the main reason for the increased costs in Argentina. Increased use of liquid fuels was due to the shortage of natural gas in Argentina. The average variable cost of generation, excluding the cost of electricity purchases, increased from Ch$ 6.0 per kWh in 2004 to Ch$ 7.9 per kWh in 2005 due to the higher cost of fuel. Electricity purchases, both in energy and capacity, decreased Ch$ 1.5 billion during 2005 primarily due to a decrease in the average purchase cost price, which went from Ch$ 19.8 per kWh in 2004 to Ch$ 15.0 per kWh in 2005. Asset depreciation declined 9.3%. The appreciation of the peso in terms of the dollar reduced total operating expenses in 2005 when compared to 2004 by Ch$ 13.4 billion. The average Argentine peso to dollar exchange rate remained stable in 2005, and did not have a significant impact on operating expenses.
     Operating expenses in Colombia decreased slightly by 0.6% to Ch$ 135.8 billion in 2005 from Ch$ 136.6 billion in 2004. Tolls and energy transportation costs increased Ch$ 5.9 billion due to an increase in the average variable cost of generation, which excluding the cost of energy purchases, increased from Ch$ 4.5 per kWh in 2004 to Ch$ 5.1 per kWh in 2005. Electricity purchases, both energy and capacity, decreased Ch$ 4.6 billion during 2005 primarily due to a decrease in the average purchase cost price, which went from Ch$ 10.5 per kWh in 2004 to Ch$ 9.3 per kWh in 2005. This explained the reduction in cost of electricity purchases of Ch$ 4.6 billion, which offset in part the increased costs. Asset depreciation declined 11.4%. The appreciation of the peso in terms of the dollar reduced total operating expenses by Ch$ 15.4 billion in 2005 when compared to 2004, while the 11.7% appreciation of the Colombian peso in terms of the dollar exercised an increasing impact on expenses.
     Costs of operations in Brazil decreased by 27.0%, to Ch$ 20.0 billion in 2005 from Ch$ 27.5 billion in 2004, principally reflecting the disposition of Cachoeira Dourada on October 1, 2005. Not accounting for the disposition of Cachoeira Dourada, when comparing the first nine months of each year, costs of operations in September 2005 when compared to September 2004 also decreased, but in a lesser extent, by 4.7%. The reduction in operating expenses of Cachoeira Dourada is primarily due to by greater hydrology in 2005 compared to 2004, allowing us to reduce electricity purchases from other generators as well as a reduction due to depreciation. Asset depreciation declined 31.2% in December 2005 and declined 15% when comparing September 2005 to September 2004, strongly impacted by the revaluation of the reais and the peso. The appreciation of the peso in terms of the dollar reduced total operating expenses in 2005 by Ch$ 3.1 billion when compared to 2004. The average 2005 appreciation of the reais to the dollar was 16.8%.
     Costs of operations in Peru decreased by 16.1% to Ch$ 56.6 billion in 2005 from Ch$ 67.5 billion in 2004, primarily due to lower fuel costs and reduced purchases of electricity and also due to the use of natural gas from Camisea instead of diesel, which permitted thermal electricity to be generated at a much lower variable cost. The average variable cost of generation, excluding electricity purchases, decreased from Ch$ 8.1 per kWh in 2004 to Ch$ 5.9 per kWh in 2005. Electricity purchases, both energy and capacity, decreased Ch$ 2.3 billion during 2005 primarily due to a decrease in the average purchase cost price, which went from Ch$ 33.3 per kWh in 2004 to Ch$ 22.8 per kWh in 2005. The cost of asset depreciation declined 10.0%. The appreciation of the peso in terms of the dollar reduced total operating expenses by Ch$ 7.6 billion in 2005 when compared to 2004, while the 3.4% average appreciation of the average Sol to the dollar in 2005 partially offset this effect.
  Administrative and selling expenses
     Administrative and selling expenses increased by 8.1% to Ch$ 39.4 billion in 2005 from Ch$ 36.4 billion in 2004.

     The table below sets forth the breakdown of selling and administrative expenses for 2004 and 2005 and the percentage change from year to year:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of
	December 31, 2006 except percentages)
Administrative and Selling Expenses
Chile	20,032	19,119	(4.6)
Argentina	2,718	2,683	(1.3)
Colombia	3,976	5,290	33.1
Brazil	1,842	3,684	100.0
Peru	7,868	8,611	9.4

Total Selling and Administrative Expense	36,435	39,387	8.1

     The most relevant factor in the increase in selling and administrative expenses was the greater cost of personnel in Colombia and in Brazil, due to an increase related to the write off of past due billings to CELG, which accrued prior to reaching a new contractual agreement with this customer in 2004. For details on this agreement, see “Item 4B—Business Overview—Operations in Brazil”.
  Operating Margin and Operating Income
     Our operating margin, or, operating income as a percentage of revenues, declined from 35.7% in 2004 to 35.2% in 2005. This slight reduction is explained mainly by a lower operating margin in Argentina, offset in part by improved margins in Chile, Brazil and Peru.

	Year ended December 31,
	2004	2005
	(based on figures in
	Chilean GAAP in millions
	of Ch$ as of
	December 31, 2006)
Operating Margin
Chile	32.0%	34.5%
Argentina	23.2%	8.2%
Colombia	47.1%	46.6%
Brazil	34.1%	44.4%
Peru	42.3%	45.7%

Consolidated Operating Margin	35.7%	35.2%

     Endesa Chile’s consolidated operating income, the result of subtracting total operating expenses, including selling and administrative expenses (SG&A), from operation revenues, reached Ch$ 403.2 billion for 2005 compared to Ch$ 390.3 billion for 2004. The following table breaks down operating income by country for the years ended December 31, 2004 and 2005:

	Year ended December 31,
			%
	2004	2005	Change
	(in millions of constant Ch$ as of
	December 31, 2005, except percentages)
Operating Income
Chile	158,365	192,977	21.9
Argentina	36,364	13,184	(63.7)
Colombia	125,298	123,080	(1.8)
Brazil	15,140	18,960	25.2
Peru	55,170	54,953	(0.4)

Total	390,337	403,154	3.3

     Due to favorable hydrology in Chile in the second half of the year, particularly during the June-September period, operating margin and income increased as a result of increased physical sales and stable prices, which was partially offset by increased fuel costs and energy purchase costs during the first half of 2005.
     The effect of the appreciation of the peso on revenues and expenses negatively affected margins because revenues from foreign subsidiaries were translated into pesos in accordance with BT 64, at a lower year-end exchange rate in 2005 than in 2004. Additionally, the positive effect of this appreciation on fuel prices was offset by the stronger impact on prices of the gas crisis in Argentina and the higher level of international fuel prices, which are denominated in dollars.
     Operating margins and operating income in Argentina declined, primarily due to the operations of subsidiary Endesa Costanera, which produced a negative contribution to the operating income of Endesa Chile of Ch$ 1.9 billion compared to income of Ch$ 30.1 billion in 2004, although under Argentine GAAP it shows an operating gain. The Ch$ 32.1 billion decrease in operating results of Endesa Costanera in 2005 is primarily due to the lower export margins related to the interconnection lines to Brazil. The El Chocón hydroelectric plant’s increased operating income of Ch$ 19.0 billion, which resulted from better hydrology and rise in energy sales due to higher natural gas prices on the wholesale market, partially offset the reduced operating results of Endesa Costanera.
     Operating margins and operating income in Brazil increased because commercial and market conditions, including electricity demand, and level of prices and hydrology, were favorable for Cachoeira during 2005. Operating income for the first nine months of 2005 was 25.2% higher than the entire year of 2004, reaching Ch$19 billion for the nine-month period in 2005, compared to Ch$15.1 billion for all of 2004.
     In Colombia, operating margins and operating income decreased, primarily due to lower hydrology that predominated during the year in the Guavio zone and forced Emgesa to reduce its hydroelectric generation by 4.3 % compared to 2004 and to increase its thermal generation. Betania increased its hydroelectric generation by 13.4%, although this was offset by a 67.0% increase in electricity purchase costs. Operating income from Emgesa slightly decreased from Ch$ 106.7 billion in 2004 to Ch$ 106 billion in 2005 and operating income from Betania decreased from Ch$ 18.6 billion in 2004 to Ch$ 17.2 billion in 2005.
     Edegel, in Peru, registered higher operating margins and a lower operating income. The lower operating income was primarily due to a 13.8% lower average sales price, offset by 6.3% higher physical energy sales from 4,328 GWh in 2004 to 4,600 GWh in 2005. The impact in operating income was a reduction from Ch$ 54.9 billion in 2004 to Ch$ 55.1 billion in 2005. Furthermore, in consolidated terms, Edegel’s lower operating results for 2005, did not substantially affect Endesa Chile’s total consolidated results, due to the percentage share of Edegel’s operations as part of Endesa Chile’s total consolidated operations of 13.6%.

  Non-operating Results
     The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2004	2005	% Change
	(in millions of constant Ch$ as of
	December 31, 2005, except percentages)
Non-operating income:
Interest earned	15,773	15,879	0.7
Equity income of non-consolidated affiliates	20,404	21,823	7.0
Other non-operating income	54,202	33,979	(37.3)
Non-operating expenses:
Interest expense	(203,679)	(182,549)	(10.4)
Equity losses of non-consolidated affiliates	(92)	(7,969)	8,661.9
Goodwill amortization	(1,548)	(1,395)	(9.9)
Other non-operating expenses	(83,865)	(54,711)	(34.8)
Monetary correction:
Price level restatement	2,339	1,346	(42.5)
Foreign Exchange translation	21,822	15,214	(30.3)

Non-operating results	(174,644)	(158,384)	(9.3)

     Non-operating results amounted to a loss of Ch$ 158.4 billion in 2005 compared to a loss of Ch$ 174.7 billion in 2004, a Ch$ 16.2 billion reduction in losses. The most important factors leading to this reduction include:
•	consolidated interest expenses reduced by Ch$ 21.1 billion, from Ch$ 203.7 billion in 2004 to Ch$ 182.6 billion in 2005, due to reduced debt and the appreciation of the peso against the dollar. Higher average cash balances also increased interest income by Ch$ 0.1 billion, from Ch$ 15.7 billion to Ch$ 15.8 billion.

•	net other non-operating income and expenses show an improved result of Ch$ 8.9 billion, primarily due to Ch$ 25.0 billion of improvement from the conversion adjustment (BT64) of our foreign subsidiaries, principally the Colombian companies Emgesa and Betania, the former Brazilian subsidiary Cachoeira Dourada and the Peruvian subsidiary Edegel , and by Ch$ 13.5 billion of lower provisions for the re-settlement of energy and capacity, which were partially offset by Ch$ 21.3 billion of higher provisions for contingencies and litigation and Ch$ 7.4 billion of reduced results from the liquidation of swap contracts.
  Net income
     The following table sets forth our net income for the periods indicated:

	Year ended December 31,
			%
	2004	2005	Change
	(in millions of constant Ch$ as of
	December 31, 2005, except percentages)
Operating income	390,339	403,154	3.3
Non-operating income	(174,644)	(158,384)	(9.3)
Net income before taxes, minority interest and negative goodwill amortization	215,693	244,770	13.5
Current Income tax	(55,826)	(61,403)	9.9
Deferred taxes	(42,996)	(32,482)	(24.5)

	Year ended December 31,
			%
	2004	2005	Change
	(in millions of constant Ch$ as of
	December 31, 2005, except percentages)
Total income taxes	(98,823)	(93,885)	(5.0)
Minority interest	(45,274)	(53,571)	18.3
Amortization of negative goodwill	17,031	15,632	(8.2)

Net income	88,628	112,946	27.4

     Income Taxes. Current income tax and deferred taxes declined by Ch$ 4.9 billion compared to 2004. Consolidated income taxes amounted to Ch$ 93.9 billion in 2005, composed of a charge of Ch$ 61.4 billion for income taxes, an increase of Ch$ 5.6 billion over 2004 related to higher taxable income, and Ch$ 32.5 billion of deferred taxes, which fell by Ch$ 10.5 billion from 2004. The lower charge for deferred taxes in 2005 is mainly explained by Ch$ 12.0 billion for Endesa Costanera and Ch$ 9.7 billion for Edegel due to the legal agreement achieved in the SUNAT income tax assessment (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”), offset by Ch$ 8.9 billion for Endesa Chile (the parent company).
     Minority Interest. Minority interest expenses increased Ch$ 8.3 billion in 2005, mainly due to higher net income of our subsidiaries in Colombia and Peru, partially offset by lower net income of San Isidro in Chile.
B. Liquidity and capital resources.
     The following discussion of cash sources and uses reflects the key drivers of cash flow of Endesa Chile, as they are regularly provided to the holders of Endesa Chile’s debt and included in the calculation of financial covenants ratios. This discussion and analysis is relevant to holders of Endesa Chile debt because there are no accounting effects, since the figures correspond to cash only. For information on cash flows from the accounting rather than financial perspective, please see Audited Consolidated Statement of Cash Flows in Item 18.
     Endesa Chile receives cash inflows from its own operational assets, from its wholly owned subsidiaries and non-wholly owned subsidiaries as well as from related companies in Chile and abroad.
     Cash flows generated by Endesa Chile and its subsidiaries in which Endesa Chile has 100% economic participation (that is, San Isidro, Endesa Chile Internacional and Cono Sur) are included in the analysis as inflows and outflows from operating activities, given that these companies’ incomes and expenses are wholly owned by Endesa Chile. Inflows and outflows of non-wholly owned subsidiaries (Pehuenche, Pangue, Celta, Endesa Eco, Ingendesa, Enigesa, Túnel El Melón, Endesa Costanera, El Chocón, Betania, Emgesa and Edegel) and related companies (Electrogas, Gas Atacama, Hidroaysen and Endesa Brasil) in Chile and abroad are included in the analysis primarily as dividends and capital reductions, and also as interest income and intercompany debt amortization.

(Figures in $ million)	2005	2006
INITIAL CASH (A)	125.8	23.4

SOURCES (B) + (C)	1,106.3	1,622.2

Cash Inflows from Chile (B)	981.5	1,238.4
Cash Inflows from Operations	863.8	960.2
Interest Income from Chilean Subs	5.8	2.1

(Figures in $ million)	2005	2006
Dividend from Chilean Subs	66.8	143.5
Amortization of Intercompany loans from Chilean Subs	0.0	92.9
Other Income from non Operating Activities	45.2	39.7

Cash Inflows from foreign subsidiaries (C)	124.7	383.8
Interest Income from foreign Subs	11.5	44.8
Dividends from Foreign Subs	50.3	43.7
Capital Reductions	18.3	0.0
Amortization of Intercompany loans from Foreign Subs	42.6	293.3
Management Fee and Others	2.0	2.0

USES (D) + (E)	1,208.8	1,542.5

Cash Outflows from Operations (D)	654.5	786.9
Cash Outflows from Operations	594.2	723.6
Taxes	60.3	63.3
Cash Outflows from non Operating Activities (E)	554.3	755.6
Intercompany Loans	41.0	0.0
Interest Expenses and Derivative Contracts	215.8	204.5
Dividend Payment	60.8	131.3
Net Financial Debt Amortization	221.3	411.4
Others	15.4	8.4

FINAL CASH (A)+(B)+(C)-(D)-(E)	23.4	103.1
For the twelve-month period ended December 31, 2006, Endesa Chile’s principal sources of funds were:
$ 960.2 million cash inflows from operating revenues, before taxes and interest expenses, of Endesa Chile and its 100% owned subsidiaries;
$ 244.4 million from interest income, dividends and amortization of intercompany loans from its non-wholly economically owned Chilean subsidiaries;
$ 39.7 million from non-operating activities, including $ 19.4 million from the sales of water rights to Hidroaysén, $ 19.1 million from intercompany debt amortization from related companies and interest income from related companies and third parties, and dividends of $ 1.2 million from Chilean related companies;
$ 44.8 million on interest income from intercompany debt with its Colombian and Argentine subsidiaries;
$ 43.7 million from dividends from foreign subsidiaries and foreign related companies, which included $ 24.7 million from Brazil (related company) and $ 19.0 million from Peru;
$ 293.3 million from intercompany debt amortization by Colombian and Argentine subsidiaries.
The aggregate inflows of cash from these sources amounted to $ 1,622.2 million.
For the same twelve-month period ended December 31, 2006, Endesa -Chile’s principal cash outflows totaled an amount of $ 1,542.4 million, through the following:
$ 723.6 million in operating expenses of Endesa Chile and its 100% owned subsidiaries, including investments and capital expenditure;

$ 63.3 million in net sale taxes paid by Endesa Chile and its 100% owned subsidiaries;
$ 204.5 million in interest expenses (net of derivative contracts). In 2005, derivative instruments resulted in additional interest expenses of $ 3.1 million;
$ 131.3 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s 100% owned subsidiaries to third parties; and
$ 411.4 million of net financial debt amortization (discounting new debt used for refinancing purposes) which includeda $ 150 million Yankee bond issued by Endesa Chile Internacional matured in April 2006 and a domestic bond issuance of approximately $ 200 million matured in August 2006. These maturities were covered with the operating cash flows of Endesa Chile and its 100% owned subsidiaries, cash flow from its foreign subsidiaries and other available liquidity sources.
As of December 2006, Endesa Chile including its 100% owned subsidiaries, had final cash of approximately $ 103.1 million.
For the twelve-month period ended December 31, 2005, Endesa Chile’s principal sources of funds were:
$ 863.8 million cash inflows from operating revenues, before taxes and interest expenses, of Endesa Chile and its 100% economically owned subsidiaries;
$ 72.6 million from interest income, dividends and amortization of intercompany loans from its non-wholly economically owned Chilean subsidiaries;
$ 32.7 million from non -operating activities, including $ 5.5 million from the sales of assets, $ 24.2 million from intercompany debt amortization from related companies and interest income from related companies and third parties, and dividends of $ 3 million from million from Chilean related companies;
additionally the item “Other Income from non Operating Activities” in the “Cash Inflows from Chile” includes among figures describes above, the inflow for $ 12.5 million perceives from the re-settlement of balances of firm capacity in the SIC, made by the CDEC-SIC, for the period between April 2000 to March 2004;
$ 11.5 million on interest income from intercompany debt with its Argentine subsidiaries;
$ 50.3 million from dividends, which included $ 36.1 million from Cachoeira Dourada (before it became part of Endesa Brasil) and $ 14.1 million from Peruvian subsidiaries;
$ 18.3 million in capital reductions, which are wholly contributed by Peruvian subsidiaries;
$ 42.6 million from intercompany debt amortization by Colombian subsidiaries.
The aggregate inflows of cash from these sources amounted to approximately $ 1,106.3 million.
For the same twelve-month period ended December 31, 2005, Endesa Chile’s principal cash outflows totaled an approximate amount of $ 1,208.8 million, through the following:
$ 594.2 million in operating expenses of Endesa Chile and its 100% economically owned subsidiaries, and also investments and capital expenditure;
$ 60.3 million in net sales taxes paid by Endesa Chile and its 100% economically owned subsidiaries;
$ 41.0 million in net intercompany loans, borrowed by its Chilean subsidiaries in which Endesa Chile does not have a 100% economic ownership;
$ 215.8 million in interest expenses (net of derivative contracts). In 2005, derivative instruments resulted in additional interest expenses $ 8.9 million;

$ 60.8 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s 100% economically owned Chilean subsidiaries to third parties. During 2005, Endesa Chile raised its dividend policy from 30% to 50%, applicable to dividends paid on 2005 over the 2004 Net Income.
$ 221.3 million of net financial debt amortization (discounting new debt used for refinancing purposes) which included;
On May 2 2005, Endesa Chile voluntarily prepaid the Local Bond Series C2, D1 and D2 using cash surpluses, for a total amount of approximately $ 31 million and in late April 2005, San Isidro fully prepaid the outstanding portion of its Mitsubishi Corp.’s supplier credit, for a total amount of $ 46.5 million.
The item “Others” in the “Cash Outflows from Non-Operating Activities” includes the payment of $ 15 million to acquire an additional 25 % of San Isidro, with which the Endesa Chile’s beneficial interest in the company reaches 100%.
     As of December 2005, Endesa Chile, including its wholly-owned subsidiaries, had final cash of approximately $ 23.4 million.
     For a description of liquidity risks resulting from the inability of Endesa Chile’s subsidiaries to transfer funds, please see “Risk Factors” — Endesa Chile depends in part on payments from its subsidiaries to meet its payment obligations.
     Endesa Chile coordinates the overall financing strategy of its subsidiaries. Its operating subsidiaries independently develop capital expenditure plans and the strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. All generation acquisition financing is coordinated from Endesa Chile. For information regarding Endesa Chile’s commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures.”
     On December 14, 2006 Moody’s upgraded its rating for Endesa Chile, from Ba1 to Baa3 with “stable outlook”. With this rating action the company recovered “investment grade” status from Moody’s. Both Standard and Poor’s and Fitch had granted “investment grade” status to Endesa Chile in the past. Moody’s upgrade was mainly due to the company’s higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the five countries in which Endesa Chile operates. The rating was placed with “stable outlook”, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.
     Endesa Chile accessed the international equity capital markets, through an ADS issuance registered with the SEC in August 3, 1994. It has also frequently issued bonds in the international capital markets. Endesa Chile and Endesa Chile Internacional issued Yankee Bonds between 1996 and 2003, of which $ 2.1 billion are currently outstanding.
     On July 18, 2003, Endesa Chile, acting directly through its Cayman Island branch, issued two Yankee Bonds for amounts of $ 400 million and $ 200 million and maturities on August 1, 2013 and August 1, 2015, respectively. The principal use of proceeds was to pay the €400 million three -year floating rate notes issued in 2000 by Endesa Chile Internacional, which matured on July 24, 2003.
     On October 24, 2003, Endesa Chile successfully placed a local bond for UF 8,000,000 (approximately $ 214 million) in two equal tranches with maturities of 7 and 25 years. The use of these proceeds was to prepay part of the $ 743 million credit facility dated May 15, 2003.
     The following table lists the Yankee Bonds of Endesa Chile and consolidated subsidiaries outstanding as of the date of this annual report. The weighted average annual interest rate for Yankee Bonds issued by Endesa Chile, of which an aggregate principal amount $ 2.1 billion is currently outstanding, is 8.1%.

			Aggregate
			Principal
Issuer	Maturity	Coupon	Amount Issued
			(in U.S.$
		(as a percentage)	millions)
Endesa Chile	July 15, 2008	7.750	400
Endesa Chile	April 1, 2009	8.500	400
Endesa Chile	August 1,2013	8.350	400
Endesa Chile	August 1,2015	8.625	200
Endesa Chile	February 1, 2027	7.875	230
Endesa Chile (1)	February 1,2037	7.325	220
Endesa Chile	February 1, 2097	8.125	200

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa Chile on February 1, 2009.
     The Endesa Chile Yankee Bonds contain covenants that place restrictions on the extent to which Endesa Chile and certain of its subsidiaries may (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.
     Endesa Chile and its subsidiaries in the five countries in which it operates also have access to the local capital markets, where they have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors. For detailed information about local bonds issued by Endesa Chile, see Note 15 to the Audited Consolidated Financial Statements.
     Endesa Chile is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans.
     Between February 2004 and December 2006, Endesa Chile, acting through its Cayman Island’s Branch, entered into three senior unsecured syndicated revolving credit facilities with various banks, for an aggregate amount of $ 650 million, with maturity dates between 2009 and 2011. All of these facilities are subject to a mandatory prepayment clause, inter alia, at the option of each lender in the event that there is a “Change of Control,” as defined contractually. In no case could a Change of Control be triggered if ENDESA, S.A. remains in the chain of control over Endesa Chile. In the event that ENDESA, S.A. is no longer in the chain of control, the mandatory prepayment clause could be invoked by a lender subject to additional requirements. Under the 2004 facility, the new controlling entity would have to have a credit rating inferior to that of ENDESA, S.A. subsequent to the launching of a transaction that would end in an effective change of control. In that facility, either the S&P or Moody’s rating for the new controlling entity would have to be inferior to that of ENDESA, S.A.. In the 2006 facilities, however, the new controlling entity could have a rating inferior to that of ENDESA, S.A. before the initial announcement of the transaction, and no Change of Control Mandatory Prepayment could be triggered unless all of S&P, Moody’s and Fitch were to rate the new controlling company by more than one notch, including with respect to outlook, below ENDESA, S.A.’s ratings at such time.
     The undrawn amount of Endesa Chile’s three credit agreements amounts to $ 550 as of December 31, 2006.
     All of Endesa Chile’s credit facilities are subject to certain financial covenants which are not detailed here, partly because they vary among the different agreements and partly because none of the financial covenants poses a threat or risk of incompliance at the time of this Report. Endesa Chile’s Yankee bonds, on the other hand, are not subject to financial covenants.
     As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions. The three syndicated credit facilities described above, as well as all of Endesa Chile’s Yankee bonds have cross default provisions with different definitions, criteria, levels of materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default. The Yankees are the most restrictive in that any matured default of either Endesa Chile or any subsidiary could potentially give rise to a cross default to Endesa Chile’s Yankees if the matured default, on an individual basis, has a principal exceeding $30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee holders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. It is harder to potentially trip the credit facilities for a cross default of this type because the universe of subsidiaries which could potencially give rise to such an event is much smaller, and because the materiality threshold is much higher. In the most benign case for Endesa Chile under two of the credit facilities, for instance, only matured defaults in other single indebtedness, on an unaggregated basis, exceeding $50 million, qualify for a potential cross default, and the only debt obligations that qualify with such high thresholds are the final principal payments of Endesa Chile’s own bonds and syndicated credit facilities.
     In addition to the payment cross default provisions described in the previous paragraphs, certain indebtedness of Endesa Chile is subject to (A) cross acceleration provisions, again subject to a materiality threshold of $ 30 million ($ 50 million in the case of two credit facilities dated 2006 on an individual basis, and (B) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets, and, in all cases, for amounts above the materiality threshold. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders there under or otherwise pursuant to its terms, after expiration of grace periods where applicable, and after formal notices have been granted.
     At the time of this Report, our Argentine subsidiary, Endesa Costanera, has not paid the September 2006 ($ 11.0 million), the December 2006 ($ 5.8 million) and the March 2007 ($ 10.9 million) installments of its supplier credit with Mitsubishi Corporation dating back to 1996. However, on April 24, 2007, Endesa Costanera signed a rescheduling agreement for both the September 2006 and December 2006 installments, with payments scheduled between 2007 and 2011. As for the March 2007 installment, Mitsubishi Corporation has formally accepted to reschedule the $10.9 million missed payment at some future opportunity.
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
     We believe that cash flow generated by operations, cash balances, available lines of credit (including lines of credit from suppliers) and planned borrowings will be sufficient to meet working capital, debt service and capital expenditure requirements for the foreseeable future. Endesa Chile intends to pay the whole of the approximately $ 50 million of the debt that expires in Chile in the twelve months corresponding to 2007.
     Transactions that most significantly affected Endesa Chile’s foreign subsidiaries liquidity in 2006 included:
     Edegel signed a credit agreement in July for $ 20 million for a 3 year term . In October, the Company placed two domestic bond issues on the Peruvian market for $ 25 million soles each ($ 16 million) for 7 years , and also refinanced a note for $50 million soles for a 2-year term. In December, Edegel signed a $ 24 million loan for 3 years to refinance short-term loans.
     El Chocón signed in September a bank loan for $ 100 million for a 5 year term. The proceeds were used to prepay commercial papers maturing in 2007.

     Betania issued in February a local bond in the Colombian market for $ 100,000 million Colombian pesos ($ 44 million) for a 7 year term and in June signed a structured loan for $ 305 billion Colombian pesos ($ 123 million) to mature in April 2012.
     Emgesa issued local currency bonds in February to finance the acquisition of Termocartagena for $ 17 million on a 10-year term basis. To refinance the maturity of $ 150,000 million Colombian pesos ($ 60 million) in local bonds in July, Emgesa closed three 180-day facilities with local banks. In February 2007, to finance the mentioned 180-day bank facilities and other bank facilities, Emgesa issued a local currency bond in the Colombian market for $170,000 million Colombian pesos ($ 76 million) on a 10-year term basis. .
     Transactions that most significantly affected Endesa Chile’s foreign subsidiaries liquidity during 2005 included:
     Endesa Costanera signed a credit agreement on September 2005 for $ 30 million, for 4.5 years (3 years grace period).
     Edegel signed on December 2005 two credits facilities, the first for $ 41.5 million Soles for 2 years and the second for $ 59 million Soles for 1.5 years. This funding (for a total amount of $ 30 million) was used to pay short-term bank loans. On November 11, 2005, Edegel issued 7-year term local bonds for $ 20 million and on October 20, 2005, Edegel issued a local bond for $ 35 million soles with to refinance short term bank loans with maturity on October 2005 ($ 10.5 million).
C. Research and development, patents and licenses, etc.
     One of Endesa Chile’s main strengths consists of our constant development of initiatives oriented to improve and create procedures and technological applications that optimize the management of productive processes, an activity that, as of 2005, benefits from the creation of an entity that coordinates all of the potential expansion initiative and manages singular and dispersed performances.
     For this reason, Endesa Chile created during 2005 a special technological, innovation and technical support unit, that has, among other objectives, the responsibility to encourage, and coordinate all R&D initiatives that add value to our business .
     During 2006 the R&D unit, completed a study to determine how innovation was being undertaken and which projects had been developed. This study led to the definition of R&D strategic plan for Endesa Chile, which translated into the following objectives:
          Organize the Company’s capacity to develop innovation that leads to greater growth and return. Position innovation as a relevant source of creating value for all interested parties that allows achieving sustainable growth and profitablilty in the long term.
     Several initiatives in critical subjects, such as; energy efficiency, technological research, innovation in the business process and modernization of technology, have been adopted under these principles.
     Energy efficiency by means of specific programs, such as:
     • Modernization of hidraulic turbines, which consists in recovering and increasing capacity, obtaining more electricity from the same amount of water, as a result of the turbine design.
     • Implementation of a line optimization system and an electricity production accounting system in coal and combined cycle termal power plants. Technology research projects, agreement Endesa Chile – Pontificia Universidad Católica de Chile. In March 2006, the company reached a cooperation agreement with this university to promote research and innovation applicable to the electricity sector in the two following areas:
a) Research and application in tide powered electricity; its objective is to study the potential capacity existent in the southern coast of Chile and the type of technology most appropriate for the particular characteristics of the conditions found.

     b) Applications of intelligence systems focused on the development of research on analytic processing and artificial intelligence, information technology that have certain peculiarities that make them very useful when applied to electricity and generation.
     • Innovation in business processes. We have advanced in the development of a project that will allow changing the process of investment selection and operations and maintenance of generation assets in the region.
     Technological modernization, the incorporation of technology that allows the remote centralized operation of hydroelectric plants improving reliability.
     Endesa Chile contributed $ 0.6 million in both 2004 and 2005 and $ 0.5 in 2006 to the Huinay Foundation, which develops its activities in the San Ignacio del Huinay farm, located in Hualaihué, in the tenth Region of Chile. The purpose and mission of the Foundation is to evaluate, design, develop and execute an ecological project inspired by the concept of sustainable and ecological development, that can serve as a model for other operations and projects in the country; to promote and develop scientific research aimed to achieve the previous objectives; to manage educational establishments and training programs; and to distribute courses for educational and occupational purposes, and to provide material aid or help of any other nature by means of programs of social action in benefit of inhabitants in sectors of greater need, in particular local or bordering inhabitants near the zones where the project is executed.
     Endesa is constantly developing studies that define hydroelectrical projects which own water rights in the five countries where the Company operates. There are hydrological, geological and topographic studies among them, and the development of each one depends on its stage and the timing for starting operations. (See Item 4.D Property Plant and Equipment for details on investment projects).
     Research and development costs:
     Costs incurred in research and development by the Company that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific and approved construction projects are capitalized.
D. Trend information
     Although trends for the energy business are not easily established in the countries in which we operate, there is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and the introduction, or proposed introduction, of trading companies that will market energy to final clients. This would give us access to a broader customer base, allowing us to compete for higher margin clients. The tendency toward the interconnection of electricity systems, including systems that cross international borders, is changing due to increasing difficulties in the electricity supply from Argentina to Brazil, and the gas supply from Argentina to Chile. In this moment, the tendency is the use of local sources of energy, or internationally traded fuels that eliminates the dependency of a single supplier. The impact on figures or profitability will depend on the strategy adopted by the company to comfort trends.
     Our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government. See “Item 3. Key Information—D. Risk Factors.”
E. Off-balance sheet arrangements
     Endesa Chile is not a party to any off-balance sheet transactions.

F.	Tabular disclosures of contractual obligations

The table below sets forth the Company’s cash payment obligations as of December 31, 2006:
Payment obligations due by period (in U.S.$ million)
Endesa Chile on a consolidated basis

			Jan	Jan	Jan
		Jan	2008-	2009 -	2010 -	After
		2007-	Dec	Dec	Dec	Dec
As of December 31, 2006	TOTAL	Dec 2007	2008	2009	2010	2010
Bank Debt	851	194	147	82	136	292
Local Bonds	947	60	32	184	236	435
Yankee Bonds (1)	1,891	25	399	620	0	846
Other debt (2)	215	59	37	32	30	58
Interest Expenses	2,428	316	284	225	185	1,418
Pension and postretirement obligations (3)	78	0	5	5	5	63
Contractual Operational obligations (4)	1,016	333	179	173	165	166
Operational Leases (5)	—	—	—	—	—	—

Total	7,426	987	1,083	1,321	757	3,278

(1)	Includes Private Placements of Pehuenche for US$ 25 million. Net of Mark-to-Market (positive $ 0.6 million) of Cross Currency Swaps associated to $ 400 million Yankee Bond all of which mature in 2008.

(2)	Includes Endesa Chile capital lease obligations for a total of $ 47.7 million and the Mutual Financing Agreement with Peruana de Energía S.A. (Perené) of $ 8.8 million and includes Hidroinvest’s debt for $ 9.6 million. Additionally includes Endesa Costanera’s debt with Mitsubishi Corporation for $ 147.5 million.

(3)	All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.

(4)	“After December 2009” figure corresponds to the expected weighted average yearly obligation. In addition to the contractual operational obligations set forth above, annual payments of electricity purchase contacts that correspond to derivative instruments are quantified in Item 11. Market Risks-Commodity Price Risk.

(5)	We do not have any material operating lease obligations.
G. Safe Harbor
     The information in this “Item 5. Management Discussion and Analysis,” contains statements that may constitute forward looking statements. See “Forward Looking Statements” in the “Introduction” of this report, for safe harbor provisions.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     We are managed by our Board of Directors, which consists of nine members who are elected for a three -year term at a General Stockholders’ Meeting. If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting, at which time the entire Board of Directors will be elected.
     On October 26, 2006 Endesa Chile’s Board of Directors appointed Mr. Mario Valcarce and Mr. Pedro Larrea as Chairman and Vice Chairman of the Board, respectively, and additionally appointed Mr. Valcarce as a new member of the Company’s Directors’ Committee. On November 1, 2006, Mr. Manuel Irarrázaval became the Chief Administration and Finance Officer, following the resignation of Mr. Alejandro González. The entire Board will be up for election at the next stockholders meeting held on April 24, 2007. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board. Set forth below are the members of our Board of Directors and Executive Officers as of December 31, 2006.

		Current
		Position	Expiration of
Name	Position	Held Since	Current Term
Directors
Mario Valcarce D. (1)(3)	Chairman	2006	2007
Pedro Larrea P. (1)(5)	Vice Chairman	2006	2007
José Fernández O. (1)(4)	Director	2005	2007
Leonidas Vial E. (1)	Director	1995	2007
Jaime Bauzá B. (2)(3)(4)	Director	1999	2007
Carlos Torres V. (1)(5)	Director	2002	2007
Héctor López V. (1)(5)	Director	2005	2007
Jaime Estévez V. (2)(3)	Director	2006	2007
Enrique García A. (1)(4)	Director	2003	2007

		Current Position
Name	Position	Held Since
Executive Officers
Rafael Mateo A	Chief Executive Officer	2005
Juan Benabarre B	Production & Transmission Officer	2005
Rafael Errázuriz R	Energy Planning Officer	2001
Renato Fernández B	External Affairs Officer	2003
Manuel Irarrázaval A	Chief Financial Officer	2006
Claudio Iglesis G	Generation Chile Officer	1999
Carlos Martín V	General Counsel	1996
Juan Carlos Mundaca A	Human Resources Officer	2000
Julio Valbuena S	Planning & Control Officer	2002
José Venegas M	Trading & Marketing Officer	2001

(1)	Member designated in representation of Enersis.

(2)	Independent member, not designated by any particular shareholder

(3)	Member of the Directors’ Committee.

(4)	Member of the Audit Committee.

(5)	Executive of ENDESA, S.A..
Directors
     Mario Valcarce D. joined the Enersis Group in 1980 in a position in Chilectra. Mr. Valcarce has been Chairman of the Board of Directors since November 2006. Prior to this most recent position, Mr. Valcarce was Chief Executive Officer of Enersis since July 2003 and held the position of Chief Financial Officer since October 2002. Before that, he was the Chief Financial Officer of Endesa Chile for eight years. Mr. Valcarce is a commercial engineer from the Pontificia Universidad Católica de Valparaíso. He is a member of the Risk Classification Committee of the Chilean Pension Funds System. Currently, Mr. Valcarce is Director of Generandes Perú S.A., a subsidiary of Enersis.
     Pedro Larrea P. began his career in ENDESA, S.A. in 1996 in the Regulatory Affairs Department. A year later, he became Manager of Strategy and Regulatory Affairs, including the company’s energy planning activities and country-wide industrial strategic activities. In 1999, he became Deputy Managing Director of Energy Management, and in 2001, Managing Director of Energy Management for Spain and Portugal. In October 2006, he was appointed Managing Director of ENDESA, S.A. for Latin America, Managing Director and Board Member of Endesa Internacional, and Vice Chairman of Endesa Chile. During his eleven years in ENDESA, S.A., Mr. Larrea has been member of the board of Nuclenor, Apx, and Endesa Trading. He is a member of the Directors Committee of UNESA. Before joining ENDESA, S.A., he worked as a consultant at McKinsey for electricity companies, both in Spain and the United States of America. Mr. Larrea holds a degree in Mining Engineering (MSc Equivalent) from the Universidad Politécnica de Madrid and a M.B.A. from INSEAD (Fontainebleau, France).
     José Fernández O. became a member of the Board of Directors in July 2005. Mr. Fernández is also Director of Endesa Internacional. From 1996 to April 2005, he was a Consultant of ENDESA, S.A. and Chairman of the Board of Aldeasa. Currently, he is also a member of the Board of Directors of TYP (Grupo Pascual). Mr. Fernández holds a Bachelor’s degree in Entrepreneurial and Economic Science from Universidad Complutense de Madrid and a doctoral degree in Mining Engineering from Universidad Politécnica de Madrid. He has been a professor of Universidad Complutense de Madrid in Commerce and International Financing and a professor of Universidad Politécnica de Madrid in the doctoral program in Energy Economics.
     Leonidas Vial E. became a member of the Board of Directors in April 1995. Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a director of Empresas Santa Carolina S.A., Cía. Industrial El Volcán S.A., Inversiones Industriales Colina S.A., Inversiones Industriales Lo Valdés S.A. and Las Américas Cía. de Seguros de Vida S.A., none of which are related to the Endesa Group.
     Jaime Bauzá B. became a member of the Board of Directors in May 1999. From 1990 to May 1999, Mr. Bauzá served as Chief Executive Officer of Endesa Chile. He joined Endesa Chile in May 1990 after more than twenty years in the electricity sector. Mr. Bauzá was formerly the Chief Executive Officer of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A. from 1987 to April 1990 and Chairman of Gener S.A. (formerly Chilgener S.A.) from 1987 to 1989. Mr. Bauzá also served as Chief Executive Officer of Gener S.A. from 1981 to 1987. Mr. Bauzá is also director of other companies’ Board of Directors unrelated to the Endesa Group. He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.
     Carlos Torres V. became a member of the Board of Directors in March 2003. Mr. Torres is currently the Corporate Director of Strategy of ENDESA, S.A. and member of its Executive Committee. During 2004-2005 he also served as member of the Board of Directors of Auna Operadores de Telecomunicaciones S.A. Prior to joining ENDESA, S.A. in 2002, Mr. Torres was a partner at the consulting firm McKinsey & Company, where he served clients with a primary focus in the energy industry. Mr. Torres holds a degree in electrical engineering from the Massachusetts Institute of Technology (“MIT”), a law degree from Universidad Nacional de Educación a Distancia and an M.B.A. from MIT.
     Héctor López V. became a member of the Board of Directors in October 2005 and is currently Energy Management Director of Endesa Internacional. From August 2000 through August 2005 he was the Chief Executive Officer of Endesa Chile. From November 1997 to August 2000, he served in the Board of Directors of Endesa Chile, and as Vice Chairman since May 1999. Mr. López has occupied various positions at ENDESA, S.A., including Director of International Finance and Capital Markets (1985-1992), member of the Management Committee, Deputy Managing Director of Endesa Internacional (1997-2000) and Adjunct Financial Director of ENDESA, S.A. (1996-1997). Mr. López holds degrees in law and economics from ICADE, Madrid.
     Jaime Estévez V. became a member of the Board of Directors in April 2006. Mr. Estévez holds a degree in economics from the Universidad de Chile. Mr. Estévez has been professor of Universidad de Chile, Pontificia Universidad Católica de Chile and Università degli Studi di Roma “La Sapienza". He was Minister of Public Works and also Minister of Transport and Telecommunications. Mr. Estévez was Chairman of the Board of BancoEstado, a state bank, and Director of AFP Provida and AFP Protección, two Chilean private pension funds. He wrote economic articles for the Chilean newspaper, El Mercurio, for six years. He was Congressman and President of the Lower Chamber of Congress. Mr. Estévez was Vice Chairman of the non-profit organization, Fundación de Ayuda a la Cruz Roja, and Director and member of the Executive Committee of Codelco, the state-owned copper company. He has been a researcher for CLEPI Chile, FLACSO Chile and research associate of CIEPLAN. He received the ICU AWARD for highest ranking graduate of Commercial Engineering at Universidad de Chile.
     Enrique García A. became a member of the Board of Directors in September 2003. From January 1999 to September 2003, he served on the Board of Directors of Distrilec Inversora and Edesur, both subsidiaries of Enersis. Mr. García was the Chief Executive Officer of Enersis from May 1999 to July 2003 and he has also served as Technical Director of ENDESA, S.A. between 1992 and 1997 and Distribution Director from 1997 to 1999. Mr. García holds a degree in civil engineering from the Escuela Técnica Superior de ICCP (Madrid).
Executive Officers
     Rafael Mateo A. became Chief Executive Officer in September 2005, after serving as Production & Transmission Officer since August 1999. Prior to that, from January 1997 to July 1999, he was the Production Deputy Director of ENDESA, S.A.. He was also Chairman of the European Thermal Production Group of Unipede in Brussels. He joined the Endesa Group in 1982, where he held the positions of Power Station Director and

Thermal Production Director. He holds a degree in industrial engineering from Universidad de Zaragoza and two M.B.A. degrees, one from Instituto de Estudios Superiores de la Empresa and the other from INSEAD.
     Juan Benabarre B. joined Endesa on October 1995. Mr. Benabarre became the Production & Transmission Officer in October 2005. Mr. Benabarre has held several positions in Endesa Chile and its subsidiaries since 1979. For a five-year period ending in 2005, he was Ingendesa’s CEO. Mr. Benabarre is also currently, he is also a member of the board of several companies of the Endesa Group. Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile, and has graduate studies in geothermal energy from the University of Auckland, New Zealand, as well as an M.B.A. from Universidad Adolfo Ibáñez.
     Rafael Errázuriz R. has been the Energy Planning Officer since June 2001. Mr. Errázuriz was the Chief Executive Officer of Emgesa, a Colombian subsidiary, from April 1999 to June 2001. He joined Endesa Chile in 1997 and holds a degree in civil engineering from Universidad de Santiago.
     Renato Fernández B. has been the External Affairs Officer since August 2003, when he joined Endesa Chile. Prior to that, he was the External Affairs Director of Smartcom PCS from December 2000 to July 2003. From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva. He holds a degree in Journalism from Universidad Gabriela Mistral.
     Manuel Irarrázaval A. has been Chief Financial Officer since November 2006. Except for a 17-month period in which he was the CFO of Viña Santa Rita, a winery, Mr. Irarrázaval has been connected to Endesa Chile affiliates since he joined Enersis in 1995. He served as Development Manager of Endesa Internacional in Madrid, Development Manager of Endesa North America (New York City), and as Deputy Finance Manager of Endesa Chile between 2002 and February 2005. Mr. Irarrázaval is a civil industrial engineer from the Pontificia Universidad Católica de Chile, with specialization in environmental engineering, and has a Master’s Degree in engineering from the Pontificia Universidad Católica de Chile and an M.B.A. from the Darden Graduate School of Business of the University of Virginia, in the United States.
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
     Carlos Martín V. became the General Counsel in May 1996. He had served as the General Counsel of Enersis prior to that, when he joined in 1989. He holds a law degree from the Universidad Católica de Valparaíso and a doctor in law degree from Universidad de Navarra, Spain.
     Juan Carlos Mundaca A. has been the Human Resources Officer since June 2000. Prior to that, from January 1998 to May 2000, he was Human Resources Director of Chilectra, an Enersis’ subsidiary. Mr. Mundaca has also served as Customer Service Director and Branch Director of Chilectra, where he joined in 1974. Mr. Mundaca holds a degree in commercial engineering from Universidad de Santiago.
     Julio Valbuena S. is the Planning and Control Officer of Endesa Chile since July 2002. Mr. Valbuena was the Planning and Control Officer of Endesa Energía (Spain) from 1998 to June 2002. He holds an Executive M.B.A. from the Instituto de Estudios Superiores de la Empresa (Madrid) and a degree in civil engineering from the Escuela Técnica Superior de Ingenieros de Caminos, Canales y Puertos of the Universidad Politécnica de Madrid.
     José Venegas M. became the Trading & Marketing Officer on June 2001. Mr. Venegas joined the Company in 1992. He has also served as Planning and Energy Officer from June 2000 to April 2001, Commercial Officer from September 1997 to May 2000 and Director of the CDEC-SIC Economic Load Dispatch Center in 1997. Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an M.B.A. from Universidad Adolfo Ibáñez.
B. Compensation
     At the regular shareholders’ meeting held on March 21, 2006, our shareholders maintained the compensation policy for the board of directors approved last year. Each director will receive a fixed salary of UF 55 per month and a fee of UF 36 for attending meetings of the board. The Vice Chairman will receive a fixed salary of UF 82.5 per month and a fee of UF 54 for attending meetings of the board. The Chairman will receive a fixed salary of UF 110 per month and a fee of UF 72 for attending meetings of the board. In 2006, the total compensation paid to each director in pesos, was as follows:

	Year ended December 31, 2006 (In thousands of Ch$)
	Board	Board
	Compensation	Compensation
	From	From	Director
Director	Endesa Chile	Subsidiaries	Committee	Participation	Total
Mario Valcarce D	8,343	1,601	1,322	—	11,266

Luis Rivera N	34,348		6,599	—	40,947
Antonio Pareja M	20,812			—	20,812
Jaime Bauzá B	20,685		9,901	—	30,586
Jaime Estevez V	17,343		6,599	—	23,942
Antonio Tuset J	3,342		1,984	—	5,326
Leonidas Vial E	18,705			—	18,705
Pedro Larrea P	6,257			—	6,257
Carlos Torres V	18,044			—	18,044
José Fernández O	20,024		2,641	—	22,665
Héctor López V	20,685			—	20,685
Enrique García A	20,685		2,641	—	23,326

Total	209,273	1,601	31,687	—	242,561

     We do not disclose, to our shareholders or otherwise, information on individual Executive Officers’ compensation. For the year ended December 31, 2006, the aggregate compensation (including performance-based bonuses) of our Executive Officers, either paid or accrued, was Ch$ 1,679 million. Executive Officers are eligible for variable compensation under a bonus plan. Endesa Chile provides for its Executive Officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to hierarchical level. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in March 2006 was Ch$ 404 million and is included in the aggregate compensation.
     The amounts set aside or accrued by the Company in 2006 to provide pension, retirement or similar benefits totaled Ch$ 235 million. No severance indemnities were paid in 2006 to the company’s Executive Officers
C. Board practices
  Corporate Governance
     Endesa Chile is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation and by-laws, of Endesa Chile, consists of nine directors who are elected at the annual regular shareholders meeting. Each director serves for a three -year term and the term of each of the nine directors expires on the same day. However, the directors can be reelected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three -year term, the board of directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the board of directors at the next regular annual shareholders’ meeting. The current board of directors was elected in March 2006. Nevertheless, during that year, two vacancies occurred, and therefore, a new board of directors must be elected in the annual regular shareholder’s meeting that took place on April 24, 2007. See Item 6.A — Directors and Senior Management, for more details on the disclosure of the terms of the directors’offices. The members of the board of directors do not have service contracts with Endesa Chile or any of its affiliates that provide benefits upon termination of employment.
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
     The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board in July 2003, and the Employees Code of Conduct, which explain our principles and ethical values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also impose limitations on the activities our senior executives and other employees may undertake outside the scope of their employment with us, such as non-compete limitations.
     The Bases of Corporate Governance of Endesa Chile (“Bases del Gobierno Corporativo”), approved by the Board of Directors in February 28, 2005 has four principal purposes:
1. Commit the efforts of the Board and Management to focus on maximizing the value of the company for all its shareholders, and also for its employees, customers and suppliers;
2. Reaffirm the Board’s duty to provide guidelines for the Management to attain the best practices at each level of the Organization;
3. Emphasize one of the most important objectives of the Board which is to make known the company’s Vision, its Objectives and the Strategy for achieving them;
4. Emphasize the responsibility of the Board to continuously control the performance of the Management in line with the company’s Vision and Strategy.
     The aforementioned regulations and rules reflect our core principles of transparency, respect for stockholders’ rights, and the duty of diligence and loyalty of the directors imposed by Chilean law.
  Compliance with NYSE Listing Standards on Corporate Governance
     The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange.
     Independence and Functions of the Audit Committee
     Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We are subject to this requirement as of July 31, 2005.
     Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005. Non-U.S. companies are not required to comply with Rule 303A.07. As of July 31, 2005 we comply with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Endesa Chile created an Audit Committee, composed of three directors, who are also directors of the company. The current directors of this Committee, who satisfy the requirements of independence of NYSE are: Enrique García , José María Fernández and Jaime Bauzá . Mr. José María Fernández , is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B). Mr. Fernández sits on the board of directors of Endesa Internacional, S.A., an affiliate of the Company. Mr. Fernández otherwise meets the independence requirements of Rule 10A-3(b)(1)(ii).

     As required by Chilean Law, Endesa Chile also has a Comité de Directores composed of three members of the Board. Although Chilean Law requires that a majority of the Comité de Directores (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Comité de Directores to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the board to serve on the committee. Currently, our Comité de Directores is composed of two non-control directors and of one director appointed by the controlling shareholder.
     Our Comité de Directores performs the following functions:
•	examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•	formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies:

•	examination of information related to operations by the Company with related parties and/or related to operations in which the Company board members or relevant executive officers may have personal interest;

•	examination of the compensation framework and plans for managers and executive officers; and

•	any other function mandated to the committee by the estatutos, the board of directors or the shareholders of the company.

The current members of this Committee are Mario Valcarce D., Jaime Bauzá B. and Jaime Estévez V.
     By agreement adopted by the special shareholders’ meeting held on March 21, 2006, a new chapter was included in the Endesa Chile’s by-laws, which refers to the “Comité de Directores and Audit Committee” See “Item 19, exhibit 1.1. By-laws” for details or visit our website
  Corporate Governance Guidelines
     The NYSE’s corporate governance rules require listed companies to adopt and disclose corporate governance guidelines. Although Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above, the Company establishes guidelines in The Bases of Corporate Governance of Endesa Chile (“Bases del Gobierno Corporativo”), approved by the Board of Directors in February 2005.
D. Employees
     The following table provides the total number of employees of our Companies for the last three fiscal years:

Company	2004	2005	2006
In Argentina
Endesa Costanera	262	262	267
El Chocón	49	49	49

Total personnel in Argentina	311	311	316

In Brazil (1)
Cachoeira Dourada	53	0	0

Total personnel in Brazil	53	0	0

In Chile
Endesa Chile	473	484	501
Pehuenche	3	3	3
Pangue	0	0	0
San Isidro	2	0	0

Company	2004	2005	2006
Celta	1	1	1
Ingendesa (2)	221	253	261
Túnel El Melón	25	24	23

Total personnel in Chile	725	765	789

In Colombia
Emgesa	285	292	341
Betania	34	34	35

Total personnel in Colombia	319	326	376

In Peru
Edegel	154	158	200

Total personnel in Peru	154	158	200

Total personnel of Endesa Chile and Subsidiaries	1,562	1,560	1,681

(1)	As of October 1, 2005 Centrais Elétricas Cachoeira Dourada S.A. is no longer a subsidiary of Endesa Chile. See “Item 4. Information on the Company C. Organizational Structure” for details.

(2)	Ingendesa figure includes Ingendesa employees located in Peru and employees of Ingendesa’s subsidiary in Brazil.

The	following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2004	2005	2006
In Argentina
Endesa Costanera	0	0	0
El Chocón	0	0	0

Total temporary personnel in Argentina	0	0	0

In Brazil (1)
Cachoeira Dourada	0	0	0

Total temporary personnel in Brazil	0	0	0

In Chile
Endesa Chile	9	3	10
Pehuenche	0	0	0
Pangue	0	0	0
San Isidro	0	0	0
Celta	0	0	0
Ingendesa (2)	133	272	315
Túnel El Melón	0	1	2
Total temporary personnel in Chile	142	276	327

In Colombia
Emgesa	0	0	0
Betania	0	0	0

Total temporary personnel in Colombia	0	0	0
In Peru
Edegel	3	9	20

Total temporary personnel in Peru	3	9	20

Total temporary personnel in Endesa Chile and Subsidiaries	145	285	347

     All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable. In addition, under Endesa Chile’s collective bargaining agreements, Endesa Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority. We entered into a new collective bargaining agreement with our engineering personnel in January 2004. This agreement has a term of three years. In June 2004, the Company reached a four-year collective bargaining agreement with the electro-mechanical, technical and administrative personnel. In October 2005 we entered into a new collective bargaining agreement with plant operators and assistants and with another group of non-technical employees in December 2005. Both agreements subscribed in 2005 have a three -year term. Management believes Endesa Chile’s relationship with its trade unions is a positive one.
E. Share ownership.
     Each of Endesa Chile’s directors and officers owns less than one percent, if any, of the shares of the Company. None of Endesa Chile’s directors or officers has any stock options, which are not permitted under current Chilean securities laws and regulations. It is not possible to confirm whether any of our officers or directors has beneficial, rather than direct, interest in the shares of Endesa Chile. However, to the best of our knowledge, any potential shareholding by all of the directors and officers of Endesa Chile in the aggregate amounts to significantly less than 10% of outstanding shares.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
     Endesa Chile has only one class of capital stock. As of December 31, 2006, according to Endesa Chile’s shareholder records, 21,850 registered shareholders held 8,201,754,580 of its outstanding shares.
     The following table sets out information concerning beneficial ownership of Endesa Chile’s shares as of December 31, 2006:

	As of December 31, 2006
	Shares	Percentage of
	Beneficially	Total Shares
	Owned	Outstanding
Enersis (1)	4,919,489,119	59.98%
Citibank, N.A.(2)	359,594,160	4.38%
Directors and executive officers (15 persons)(3)	284,035	0.003%

(1)	ENDESA, S.A., as of December 31, 2006, directly or indirectly, owned 60.6% of the share capital of Enersis, which holds 60.0% of Endesa Chile.

(2)	Represents the number of shares held in the form of American Depositary Shares (ADS). The ADS are evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 (the “Deposit Agreement”) among Endesa Chile, Citibank N.A. as depositary and the holders from time to time of ADRs issued thereunder.

(3)	Excludes shares held by Enersis.
     Enersis is an electric utility company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. ENDESA, S.A., Spain’s largest electricity generation and distribution company, acquired control of Enersis in April 1999 and owns 60.6% of Enersis’ outstanding capital stock.

     During 2003 Enersis performed a Capital Increase, which resulted in ENDESA, S.A. reducing its participation directly and indirectly from 65% to 60.6% beneficial interest. On April 13, 1999, Enersis, which already owned 25.3% of Endesa Chile, launched a tender offer to purchase up to 34.7% of Endesa Chile’s outstanding shares, subject to shareholder approval of a resolution to increase the maximum percentage of shares that may be beneficially owned by any one shareholder from 26% to 65%. On April 8, 1999, Endesa Chile’s shareholders passed the resolution and on May 11, 1999, Enersis successfully completed its tender offer for an additional 30% of Endesa Chile’s outstanding shares on the Santiago Stock Exchange. On May 14, 1999, Enersis acquired an additional 4.7% of Endesa Chile’s shares in a concurrent US tender offer, increasing its ownership interest in Endesa Chile to the current 60% stake.
In 2005, Endesa Brasil was formed as a holding company to manage all generation, transmission and distribution assets that Endesa Internacional, Enersis, Endesa Chile and Chilectra held in Brazil, namely through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce. Enersis began consolidating Endesa Brasil in October 2005. In 2006 the International Finance Corporation (IFC) became a new shareholder in Endesa Brasil, contributing $ 50 million in the Brazilian holding company, and at December 31, 2006, Enersis directly and indirectly controls 53.7% of the capital stock and voting rights of Endesa Brasil. .
Starting on September 5, 2005, many companies have actively pursued taking control over ENDESA, S.A., our current controlling parent company.
At the time of this Report, we cannot predict if any of these companies, individually or jointly with others, will be successful in taking control over ENDESA, S.A.. Furthermore, we cannot forecast eventual credit ratings for any company that may prove successful in a tender offer over ENDESA, S.A.. We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness. See “Item 3. Key Information — D. Risk Factors”.
B. Related party transactions
     Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. The Directors’ Committee examines several company operations and contracts with related companies, referred to in Clause 89 of the Companies Law, and reports on these agreements to the Company’s Board. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved the terms of such transaction and that such terms are similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions to the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations. The information disclosed corresponds to the latest full fiscal year ended December 31, 2006.
     Our largest electricity distribution customer is Chilectra, a subsidiary of Enersis. The terms of our contracts with Chilectra are regulated in accordance with the Chilean Electricity Law. For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the audited consolidated financial statements. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.
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

     Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2006, the outstanding net balance for such loans was $ 514 million. The largest amount outstanding during 2006 and 2005 was $ 547 million and $ 559 million, respectively. Additionally, the outstanding net balance of the loans granted by Endesa Chile to its foreign subsidiaries was of $ 165 million as of December 31, 2006. The largest net amount outstanding during 2006 and 2005 for such loans was $ 458 million, and $ 501 million respectively.
     The interest rates on these intercompany loans to Endesa Chile’s Chilean subsidiaries range from 5.98 % to 7.50%, with a weighted average interest rate of approximately 6.61%. The interest rates on these intercompany loans to Endesa Chile’s foreign subsidiaries range from 7.23% to 10.11%, with a weighted average interest rate of approximately 7.36%.
C. Interests of experts and counsel.
     Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     See Item 18 for our consolidated financial statements.
Legal Proceedings
Chile
     The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows.
     For detailed information on the December 31, 2006 status of significant pending lawsuits that have been filed against the Company, its subsidiaries and equity method investees, please refer to note 28 of our consolidated financial statements. The lawsuits are detailed by company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, a general description of the lawsuit, the process status of the lawsuit and the amounts involved in the lawsuit.
     In 2006, the lawsuits between Punta de Lobos S.A and Endesa Chile and Celta were resolved and are therefore not included in note 28 of our consolidated financial statements. The following is a summary of the lawsuits:
Proceedings for annulment and other actions presented by Punta de Lobos S.A. against Endesa Chile, Celta and others
     During 2002 and 2003, Punta de Lobos filed three lawsuits5 against Endesa Chile and Celta, which were initiated after the decision of Celta to abandon the request for bids for the purchase of Puerto Patache, which occurred in November 2001. Endesa Chile holds a maritime concession in the zone of Puerto Patache in Iquique, Chile that allows it to exploit Puerto Patache. The fixed assets of Puerto Patache belong to Celta. Puerto Patache is principally used for the unloading of coal, used as the fuel for Celta’s thermal power plant annexed to Puerto Patache. Punta de Lobos and Terminal Marítimo Minera Patache, who are rivals in the world market for salt, both

[5]	In August 2002, Endesa Chile and its subsidiary Celta were notified of a petition, in which Punta de Lobos S.A. requested to nullify the concessions, transfers or any other legal actions undertaken by Endesa Chile for the benefit of Celta concerning the assets that Endesa Chile holds in its maritime concession in Puerto Patache. Punta de Lobos also requested the discontinuance of the maritime concession granted to Endesa Chile by the State of Chile. In 2003, Punta de Lobos initiated another suit against Endesa Chile, Celta and Terminal Marítimo Minera Patache S.A., principally requesting to nullify the promise of sale of Puerto Patache by Endesa Chile and Celta to Terminal Marítimo Minera Patache S.A. agreed upon in November 2001. In February 2003, Punta de Lobos filed another claim in order to impede new administrative actions related to the sale of Puerto Patache.

placed bids for Puerto Patache. After such declaration, Celta and Endesa Chile initiated private negotiations with Terminal Marítimo Minera Patache that ended in the execution of a promise of sale agreement subject to certain conditions for the sale of Puerto Patache and the transfer of the maritime concession.
     In May and June, 2006 the aforementioned lawsuits finished because the plantiffs abandoned the actions. The defendants and the court accepted this abandoment.
Dividend Policy
     As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued Shares eligible to vote, Endesa Chile must distribute a cash dividend in an amount equal to at least 30% of Endesa Chile’s consolidated net income for each year (on a Chilean GAAP basis), unless and except to the extent Endesa Chile has carried forward losses. Subject to this requirement, Endesa Chile’s dividend policy is proposed to the shareholders at the annual regular shareholders’ meeting of Endesa Chile, and the board of directors intends to follow this policy with respect to the payment of dividends for that year. At such meeting, shareholders consider and, if in order, approve the final dividend proposed by the board of directors in respect of the prior year’s results.
     In each year since 1990 to 2004, Endesa Chile declared dividends for 100% of its net income. However, at the annual regular shareholders meeting held on April 2001, the board of directors’ recommendation to change Endesa Chile’s dividend policy to provide for dividends that amount to 30% of the net income for 2000 was approved. The board of directors recommended this change because much of the net income for 2000 did not represent recurring profits and the retained earnings would stengthen the Company’s financial position and provide more funds for future projects. At the annual regular shareholders’ meeting held in March 2004 the dividend policy to provide for dividends an amount equal to 30% of net income for 2003 was approved.
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
     At the same meeting, the Company’s board of directors agreed, in accordance with the dividend policy for 2005, to propose at the annual ordinary shareholders’ meeting celebrated on March 21, 2006, the distribution of a final dividend of Ch$ 5.82 (five pesos and eighty-two cents) per common share, which was payed on March 30, 2006. The Board of Directors, in an ordinary session dated November 30, 2006 agreed, in compliance with the dividend policy for 2006, to pay a provisory dividend, with charge to the “liquid profits” of the year 2006, of $ 2.57 per share, which was payed to the shareholders on December 22, 2006.
     At the Company’s Board meeting held in February 2007, the Board agreed to modify the current dividend policy proposed to the shareholders meeting in 2006, increasing the percentage from 50% to 60% distribution of net income for 2006 to be distributed as a final dividend to the shareholders.
     Consequently, and taking into account the distributable income for the year 2006 the Board agreed at the same meeting to propose to the ordinary shareholders meeting, held on April 24, 2007, the distribution of a final dividend amounting to Ch$10.84 per share in addition to the interim dividend paid in December 2006 which amounted to Ch$2.57 per share, which will be paid in May 2007.
     Considerations that are relevant to a determination by the board of directors to propose a dividend include current and projected operating results, any applicable restrictions in Endesa Chile’s credit agreements and any other relevant factors. Shareholder approval of a proposed dividend is typically made subject to the board’s ability to change the amount and timing of the dividend if circumstances relating to any of the foregoing considerations change subsequent to such shareholder approval. In addition, because certain of the operations of Endesa Chile are conducted through subsidiaries, Endesa Chile’s ability to pay dividends depends, in part, on its receipt of dividends from such subsidiaries. Currently, there are no restrictions on the ability of Endesa Chile or any of its subsidiaries to pay dividends, other than customary legal restrictions limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances given the conditions of certain credit agreements. Endesa Chile is prohibited under the Endesa Chile Facility (See. Item 5.B liquidity and Capital Resources for further detail on Endesa Chile debt instruments) from paying dividends if a default or event of default exists or would exist after giving effect to such payment. Its subsidiary Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios. Edegel may not pay dividends in the case of default of certain loans; Endesa Costanera is prohibited from paying dividends while certain debt is outstanding; dividend payments by Chocón are limited by a credit agreement signed in 2006, Betania is prohibited from paying dividends in the case of default of certain loans.
     The Company pays dividends to shareholders of record as of five business days before the payment date. Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.
     Dividends
     The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company and the amount of dividends distributed per 30 Shares (one ADS represents 30 shares) in dollars. See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends Distributed (1)
Year	Ch$ per Share (2)	Ch$ per Share (3)	$ per 30 Shares (ADS) (4)
2002	—	—	—
2003	2.30000	2.49630	0.141
2004	4.13000	4.37697	0.247
2005	5.82000	5.94222	0.335
2006(5)	13.41	13.41	0.447

(1)	This chart details dividends payable in any given year, not necessarily paid that same year, and do not reflect reduction for any applicable Chilean withholding taxes.

(2)	Amounts shown are in historical pesos.

(3)	Amounts shown are expressed in constant pesos as of December 31, 2006.

(4)	The dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 532.39 = $ 1.00, the Observed Exchange Rate prevailing on December 31, 2006, to the constant peso amount.

(5)	Dividend approved at the Annual Shareholders’ Meeting of Endesa Chile held on April 24, 2007.

B. Significant Changes.
     None.
Item 9. The Offer and Listing
A. Offer and listing details.
Market Price and Volume Information
     Endesa Chile has a total of 8,201,754,580 shares that are traded in Chile, the United States and Spain. Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. Endesa Chile conducted a preemptive rights offering and United States offering of ADSs in 1994 (the “1994 Offerings”). Since the conclusion of the offerings in 1994, the American Depositary Shares (each ADS representing 30 shares) have been traded in the United States on the New York Stock Exchange under the symbol “EOC”. The ADSs are evidenced by American Depositary Receipts, ADRs. The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.
     Endesa Chile’s outstanding notes are not listed on any exchange. The notes are traded primarily in the over-the-counter market in the United States.
     During 2006, volume traded on the Santiago stock exchange amounted to 1,268,876,141 shares, equivalent to Ch$ 675 billion. The table below shows, for the periods indicated, annual quarterly, high and low closing prices in pesos for the Shares on the Santiago Stock Exchange and the annual, quarterly high and low closing prices of the ADSs in dollars as reported by the New York Stock Exchange. As of December 31, 2006, ADRs evidencing 11,986,472 shares were outstanding (equivalent to 359,594,160 shares or 4.38% of the total number of issued shares). It is not practicable for the Company to determine the proportion of ADRs beneficially owned by persons. The stock closed at $ 36.75 on the last trading date in the NYSE in 2006.

	Santiago Stock
	Exchange (1)(2)		NYSE (1)
	Ch$ per Share		$ per ADS
Most Recent Six Months	High	Low	High	Low
April 2007	870.00	718.50	49.40	39.90
March 2007	734.00	678.00	40.78	37.25
February 2007	765.00	680.00	43.08	37.05
January 2007	715.00	648.50	40.13	36.31
December 2006	656.70	603.50	37.32	34.40
November 2006	621.00	562.00	35.29	32.20
2006 Annual
lst Quarter	565.00	511.00	32.19	29.16
2nd Quarter	542.00	450.00	31.00	24.57
3rd Quarter	543.01	464.50	30.55	25.44
4th Quarter	656.70	537.00	37.32	30.05

2005 Annual	495.50	429.65	27.13	22.07
lst Quarter	393.00	313.50	20.29	16.16
2nd Quarter	505.00	428.00	25.85	19.50
3rd Quarter	523.00	465.10	29.87	24.10
4th Quarter	561.00	512.00	32.50	28.53

2004 Annual	347.50	225.00	18.66	11.50

2003 Annual	253.00	172.00	12.02	7.02

2002 Annual	236.00	152.50	10.73	6.05

(1)	Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)	Nominal price in pesos per Share at trade date.
B. Plan of Distribution
     Not Applicable.
C. Markets
     In Chile, the Company’s stock is traded on three exchanges. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares held by 46 stockholders as of the date of this filing. As of December 31, 2006, 244 companies had shares listed on the Santiago Stock Exchange. For the year ended 2006, the Santiago Stock Exchange accounted for 83% of Endesa Chile’s total equity traded in Chile. In addition, approximately 16% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and nonmember brokerage houses, and 1% was traded on the Valparaíso Exchange.
     Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments, dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 11:30 a.m. and from 4:00 p.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to 5:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions, 11:30 a.m., 1:00 p.m. and 3:30 p.m.
     There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 160 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2006, Endesa Chile was included in the IPSA.

     In Spain, shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 30 common shares (the same unit conversion of 30:1 as an ADS) and the trading ticker symbol is “XEOC.” Trading of our shares in the Latibex during 2006 amounted to 909,042 units, which in turn was the equivalent of € 21.7 million. The stock closed at € 27.80 on the last day of trading in Latibex in 2006.
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
General
     Shareholders’ rights in Chilean companies are governed by a company’s by-laws, which effectively serve the same purpose as the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Ley de Sociedades Anónimas 18,046 or the Chilean Companies Act. In addition, DL-3500, which permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.
     The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, the Superintendency of Securities and Insurances, or the SVS, under the Ley de Mercado de Valores 18,045, or the Securities Market Law, and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act clarifies rules establishing publicly held limited liability companies while eliminating government supervision of private companies. On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held companies and new rules regarding change of control, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions. Publicly held limited liability companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings exceed such percentage, and all other companies which are voluntarily registered with the SVS, regardless of the number of their shareholders. Endesa Chile is a publicly held limited liability company.

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
     Under Article 54 of the Securities Market Law and Norma de Carácter General 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a publicly held company must disclose this intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.
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
     The compensation of the directors is set annually by the general meeting of shareholders. See Item 6. Directors, Senior Management and Employees — Compensation
     Agreements entered into by Endesa Chile in which one or more directors have an interest or act as the representative of another person have to be known by, and approved previously by, the board and have to be consistent with usually prevailing market conditions. The resolutions taken by the board to this effect have to be submitted to the next shareholders’ meeting by the Chairman, and have to be listed in the notice of that meeting as a matter to be addressed at that meeting.
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
     As of the date of this annual report, the capital subscribed for and fully paid is Ch$1,138,620,063 (this sum corresponds to the subscribed and paid capital on December 31, 2006) through 8,201,754,580 shares.

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
Shareholders’ Meetings and Voting Rights
     A modification of Articles 1bis, 5bis, 16bis, 20bis, 35bis, 36bis, 40 bis, 42 bis, 43 bis and 44 bis of the by-laws requires the affirmative vote of 75% of the issued economic interests. A regular annual meeting of our shareholders is held within the first four months following the end of our fiscal year. The last regular annual meeting was held on — March 21, 2006. Special meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued economic interests or by the SVS. To convene a special meeting, or a regular annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last special meeting of shareholders was held on March 21, 2006.
     Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued economic interests of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting. Additionally, a shareholders’ meeting is called for the purpose of considering:
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
     Regardless of the quorum present, the vote required for any of the above action is a two-thirds majority of the issued economic interests.
     By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.
     Chilean law does not require a publicly held Chilean company to provide its shareholders the same level and type of information required by securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled regular annual shareholders’ meeting. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of a regular annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements. Limitations on the distribution of annual reports are established for the SVS in Circular 1108.
     The Chilean Companies Act provides that, upon the request by shareholders representing 10% or more of the issued economic interests, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held company convenes a regular meeting of shareholders and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s economic interests who request that such comments and proposals be so included.
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
Dividends and Liquidation Rights
     In accordance with Chilean law, we are required to pay cash dividends equal to at least 30% of annual audited net income before amortization of negative goodwill, calculated in accordance with Chilean GAAP. If there is no net income in a given year, we may, but are not legally obligated to, distribute dividends out of retained earnings.

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
Change of Control
     Our by-laws do not contain any provisions that would delay, defer or prevent a change in control of Endesa Chile. Under new Article 54 and Norma de Carácter General 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a company and who makes a public offer for its shares must disclose their intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.
Acquisition of Shares
     There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued economic interests.
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
Foreign Investment Contract and Chapter XXVI
     In connection with our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of

Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to $ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.
     The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.
     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside of Chile), including amounts received as:
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
     The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire dollars provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.
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
     On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, Chapter XXVI required that foreign currency that entered Chile pursuant to Chapter XXVI be converted into pesos in the Formal Exchange Market, and the shares evidencing ADRs only be paid in pesos. In addition, foreign currency required to remit the proceeds of the sale of the underlying shares be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank). On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.
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
     Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, noninterest-bearing dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for dollar deposits plus a market spread that currently approximates 4%). On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated. Despite this elimination, the Central Bank may at any time reinstate the encaje.
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
Taxation of Shares and ADSs
     Taxation of Cash Dividends and Property Distributions
     Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed;

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
     In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	(Withholding tax rate) — (Chilean corporate income tax rate)
Withholding Tax Rate	1 — (Chilean corporate income tax rate)
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
     Taxation on shares acquired after April 19, 2001
     On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities

Market Law; (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.
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
United States Tax Considerations
     The following discussion describes the material federal income tax consequences of acquiring, owning and disposing of our ADSs or shares to a beneficial owner that is, for federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed regulations, published rulings and court decisions, all as currently in effect or proposed, any of which is subject to change at any time, possibly with retroactive effect.
     This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under federal income tax laws such as:
•	certain financial institutions;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	partnerships or other entities classified as partnerships for federal income tax purposes;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction, conversion transaction or other integrated transaction;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the dollar;

•	a person who acquired our ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.
     Moreover, the effect of any applicable state or local tax laws as well as of any foreign taxing jurisdiction is not discussed herein.
     In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.
     Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for federal income tax purposes, as described more fully below. This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true. The Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with claiming the 15% rate described below applicable to certain dividends received by noncorporate holders. Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain noncorporate holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.
     Taxation of Distributions
     To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with federal income tax principles), distributions made in respect of our ADSs or shares, other than certain rom distributions of common shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the Treasury, dividends paid to noncorporate Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. Holders should consult their own tax advisors regarding the application of this rate in their particular circumstances. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.
     Dividends paid in pesos will be includeable in income in a dollar amount calculated by reference to the exchange rate in effect on the date you (or in the case of ADSs, the depositary) actually or constructively receive such dividends, regardless of whether the pesos are in fact converted into dollars at that time. If you hold shares, dividends are treated as received on the date you receive your distribution. If you hold ADSs, that date would be the date on which the Depositary receives the distribution. If items received in pesos are not converted into dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be -source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.
     Effect of Chilean withholding taxes
     Payments of dividends on our ADSs or shares to foreign investors are subject to Chilean withholding taxes. For federal income tax purposes, you will be treated as having received the gross amount of any dividend paid, including the net amount of Chilean taxes withheld by us, and then as having paid over the withheld taxes to the Chilean tax authorities. As a result, the amount of dividend income includible in gross income for federal income tax purposes by you in connection with a payment of dividends will be greater than the amount of cash actually received by you.
     However, subject to generally applicable limitations and restrictions, which may vary depending upon your circumstances, and subject to the discussion above regarding concerns expressed by the Treasury, you will be entitled to a credit against your federal income tax liability, or a deduction in computing your federal taxable income, for the net amount of Chilean income taxes withheld by us. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. The rules governing foreign tax credits are complex and, therefore, you are urged to consult your tax advisor to determine the extent to which you may be entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

     Sale or other disposition
     Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for federal income tax purposes equal to the difference between the amount realized on the sale or disposition and your adjusted tax basis in the ADSs or shares. This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition. Capital losses are subject to limitations. Any gain or loss will generally be -source gain or loss for foreign tax credit purposes. Certain gains recognized upon a sale or exchange of our shares (but not ADSs that are disposed of outside Chile) are subject to Chilean income taxes. Due to generally applicable limitations and restrictions, those taxes may not be creditable against your federal income tax liability. You are urged to consult your tax advisor to determine the extent in which you may be entitled to foreign tax credits with respect to taxes paid with respect to gains recognized upon sale or exchange of our shares or ADSs.
     Passive Foreign Investment Company rules
     We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2006 taxable year. We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.
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
     Backup withholding and other reporting requirements
     Payment of dividends and sales proceeds that are made within the United States or through certain -related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.
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
     The changes in the interconnection business between Argentina and Brazil (described in Item 4.B. Business Overview), produce a null commodity-price sensitivity in Costanera and CEMSA, and in the case of CIEN, they reduce the amounts involved and the exposure to the spot market until year 2007. All contracts that constitute commodity — price sensitive instruments held as of December 31, 2006 were entered into for trading purposes.
     We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2006 and 2005 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.
     We are exposed to the volatility of coal prices in the Chilean and Colombian market, We manage our exposure to this commodity by entering into short-term contracts with our suppliers. We believe that our exposure to this commodity is immaterial. As of December 31, 2006 and 2005 we did not hold any contracts classified as eitherderivative financial instruments, financial instruments or derivative commodity instruments related to coal.
     The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company, as of December 31, 2006, differentiated by power market and company. These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery. Net settlement is not allowed for any of the contracts. Most contracts have optional features in quantities and prices with indexation clauses to factors such as inflation indices and foreign currencies. In the construction of these tables management makes assumptions using available market data and pricing models. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others. These inputs become more difficult to predict and the estimates less precise as the term of the contract increases. As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.

								Fair
								Value [in
		2007	2008	2009	2010	Thereafter	Total	$ millions]
CHILE
ENDESA CHILE
Purchase of Electricity	GWh	720	—	—	—	—	720	(14.52)
Weighted Average Price	$/MWh	55.97	—	—	—	—

BRAZIL
CIEN
Sale of Electricity	GWh	1,392	—	—	—	—	1,392	6.02
Weighted Average Price	$/MWh	38.16	—	—	—	—	38.16
Purchase of Electricity	GWh	1,392	—	—	—	—	1,392
Weighted Average Price	$/MWh	33.77	—	—	—	—	33.77

ARGENTINA
CEMSA
Sale of Electricity	GWh	—	—	—	—	—	—	—
Weighted Average Price	$/MWh	—	—	—	—	—	—	—
Purchase of Electricity	GWh	—	—	—	—	—	—	—
Weighted Average Price	$/MWh	—	—	—	—	—	—	—
COSTANERA-CBA
Sale of Electricity	GWh	—	—	—	—	—	—	—
Weighted Average Price	$/MWh	—	—	—	—	—	—	—
Interest Rate Risk
     At December 31, 2005 and 2006, 7.0% and 17.0%, respectively, of the Company’s outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR rate). The Company manages its risk exposure to interest rates by maintaining debt with both variable and fixed rates.
     As of December 31, 2006 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments (include hedging instruments) which expose the Company to interest rate risk are as follows:

	As of December 31, 2006
								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	value
	(in millions of constant Ch$)
Debt:
Fixed rate:
Ch$ — and UF-denominated	836	550	550	77,710	4,364	91,022	175,031	201,390
Weighted average interest rate	8.15%	8.15%	8.15%	8.45%	8.45%	—	8.24%	—
$ denominated	76,970	233,305	354,972	62,118	19,369	484,889	1,231,624	1,439,518
Weighted average interest rate	8.09%	8.16%	8.02%	8.21%	8.27%	—	8.14%	—
Other currencies	13,934	43,670	19,914	50,062	63,079	63,614	254,273	268,693
Weighted average interest rate	8.43%	9.03%	8.97%	9.08%	8.88%	6.19%	8.83%	—

Variable rate
Ch$ — and UF-denominated
Weighted average interest rate
$ denominated	23,696	46,102	44,378	24,450	30,433	39,059	208,119	205,795
Weighted average interest rate	8.77%	8.42%	8.28%	8.45%	9.82%		8.68%
Other currencies	64,403	3,854	68,921	—	—	72,532	209,711	204,713
Weighted average interest rate	11.42%	11.70%	11.10%	11.10%	11.10%		11.37%

Total	179,839	327,481	488,736	214,340	117,246	751,116	2,078,758	2,320,108
     By comparison, as of December 31, 2005 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	As of December 31, 2005
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	value
	(in millions of constant Ch$)
Debt:
Fixed rate:
Ch$ — and UF-denominated	147,279	822	540	540	76,256	93,602	319,038	349,576
Weighted average interest rate	9.60%	9.58%	9.58%	9.58%	9.90%	—	9.62%	—
$ denominated	119,810	70,132	225,085	335,552	62,156	477,629	1,290,364	1,406,925
Weighted average interest rate	8.08%	8.06%	8.10%	7.94%	8.24%	—	8.08%	—
Other currencies	56,582	17,330	16,402	17,881	34,036	88,738	230,967	257,011
Weighted average interest rate	9.78%	9.54%	9.94%	9.96%	9.89%	—	9.79%	—

Variable rate
Ch$ — and UF-denominated
Weighted average interest rate
$ denominated (1)	-13,602	3,009	5,871	15,389	18,677	7,445	36,788	37,340
Weighted average interest rate (2)	6.51%	6.57%	6.26%	5.10%	4.55%	—	6.39%
Other currencies	22,088	13,138	—	65,277	—	—	100,503	107,892
Weighted average interest rate	13.75%	13.20%	12.80%	—			12.71%

Total	332,155	104,431	247,898	434,639	191,124	667,413	1,977,661	2,158,744

(1)	During 2006 the negative value of the $ denominated variable rate debt maturity is explained due to the maturity of the asset part of the Libor — UF cross-currency swap.

Foreign Currency Risk
     The Company is exposed to foreign currency risk arising from long-term debt denominated in . This risk is mitigated by the fact that a substantial portion of the Company’s revenues is linked to the dollar either directly or indirectly. Additionally, we manage the risk through the use of dollar/UF (inflation-indexed peso) exchange currency swaps and dollar/ peso forward foreign exchange contracts. As of December 31, 2006, Endesa Chile had total consolidated financial indebtedness of $ 3,904 billion, of which $2,579 billion (net of currency hedging instruments), or 66.1%, was denominated in dollars. For the twelve-month period ended December 31, 2006, our revenues amounted to$ 2,512 million, of which 18% were denominated in dollars, and 44% were linked in some way to the dollar. On the other hand, the equivalent of$ 115 million were revenues in pesos,$ 285 million in Colombian pesos, $ 441 million in Argentine pesos, and $ 106 million in soles.
     Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the peso, for accounting purposes our results from operations are affected by variations in the exchange rate between thedollar and the peso due to the application of BT 64. Under Chilean accounting standards, the effect of re-measuring the peso in dollars is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts. For further details of BT 64 mechanism, see Item 5. Operating and Financial Review and Prospects. A. Operating results.
     Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.
     As of December 31, 2006, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company in foreign currency risk, are as follows:

	As of December 31, 2006
								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	value
	(in millions of constant Ch$) (1)
Debt:
Fixed rate

$ denominated	76,970	233,305	354,972	62,118	19,369	484,889	1,231,624	1,439,518
Other currencies	14,769	44,220	20,464	127,772	67,444	154,636	429,304	470,083
Variable rate
$ denominated	23,696	46,102	44,378	24,450	30,433	39,059	208,119	205,795
Other currencies	64,403	3,854	68,921	—	—	72,532	209,711	204,713
— Other Instruments (2)
$ denominated	37,818	90,524	2,049	—	—	—	130,391	130,391
Other currencies	351,315	3,221	8,573	7,629	5,967	41,629	418,334	418,334

Forward contracts (receive $ /pay Ch$ - UF)
Other foreign currency derivatives		66,549					66,549	184

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch $ 532.39 = $ 1.00.

(2)	“Other instruments” include cash, time deposits and short-term accounts receivables.

(3)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
     As of December 31, 2005, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company to foreign currency risk, are as follows:

	As of December 31, 2005
								Fair
								Value
	2006	2007	2008	2009	2010	Thereafter	Total	(3)
	(in millions of constant Ch$) (1)
Debt:
Fixed rate:

$ denominated	119,810	70,132	225,085	335,552	62,156	477,629	1,290,364	1,406,925
Other currencies	203,860	18,152	16,942	18,421	110,292	182,339	550,006	606,587
Variable rate
$ denominated	-13,602	3,009	5,871	15,389	18,677	7,445	36,788	37,340
Other currencies	22,088	13,138	—	65,277	—	—	100,503	107,892
— Other Instruments(2)
$ denominated	32,565	91,879	—	—	—	—	124,444	124,444
Other currencies	136,001	308	2,307	2,307	2,307	16,144	159,374	159,374

Forward contracts (receive $ /pay Ch$ - UF)
Other foreign currency derivatives	25,625	—	—	—	—	—	25,625	-12,990

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch $ 512.50 = $ 1.00.

(2)	“Other instruments” include cash, time deposits and short-term accounts receivables.

(3)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
D. Safe Harbor
     The information in this Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward looking statements. See “Forward Looking Statements” in the Introduction to this report for safe harbor provisions.
Item 12. Description of Securities other than Equity Securities
     Not Applicable

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     [None.]
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     [None.]
E. Use of proceeds.
     [Not applicable.]
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
Endesa Chile’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted. accounting principles
Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate over time.
Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2006, the Company’s internal control over financial reporting was effective.
Management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Ltda., an independent registered public accounting firm, as stated in their report, which is included under “Item 18. Financial Statements.”

(c) Changes in internal control
There were no changes in the Company’s internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that José Fernández O. is an audit committee financial expert as defined in the Exchange Act, is serving on the audit committee and is an independent member of the audit committee. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for more details.
Item 16B. Code of Ethics
     The standards of ethical conduct in Endesa Chile are governed by means of two corporate rulings on policies: the Charter Governing Executives and the Internal Regulations on Conduct in Securities Markets, and in the document Bases of Corporate Governance of Endesa Chile.
     The Charter Governing Executives was adopted by the Board of Directors in June 2003 and is applicable to all managers contractually related to Endesa Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and internationally, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The object of this set of rules, introduced into the contracts of those subject to its compliance, is to establish the behavior of management with respect to the principles governing their actions, and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values.
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
     Endesa Chile is committed to continuously improve its corporate governance practices that are based on the equitable treatment of all shareholders and to act in their best interests, providing them with a reasonable return on their investment. This has been included in the document “Bases of Corporate Governance of Endesa Chile”, which has four principal purposes:
     I Commit the efforts of the Board and Management to focus on maximizing the value of the company for all its shareholders, and also for its employees, customers and suppliers;
     II Reaffirm the Board’s duty to provide guidelines for the Management to attain the best practices at each level of the Organization;
     III Emphasize one of the most important objectives of the Board which is to make the company’s Vision, its Objectives and Strategy, common knowledge;
     IV Emphasize the responsibility of the Board to continuously control the performance of the Management in line with the company’s Vision and Strategy.
     Efforts in this matter are concentrated fundamentally on the following three key areas: i) Relations with Shareholders and the Company, ii) Board and Management, and iii) Policies for Publishing Information. The Bases of Corporate Governance of Endesa Chile are structured on a friendly and simple format of questions and answers that attempt to cover the most important elements in these three areas.
     The Internal Regulations on Conduct in Securities Markets, the Charter Governing Executives and the Bases of Corporate Governance of Endesa Chile are accessible via Endesa Chile’s corporate website at www.endesa.cl (which have not been incorporated as an exhibit into this report). A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

Empresa Nacional de Electricidad S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
(562) 630 9000
Item 16C. Principal Accountant Fees and Services
     The following table provides information on the aggregate fees billed by our principal accountants, Ernst & Young, as well as the other member firms of Ernst & Young and their respective affiliates, by type of service rendered for periods indicated.

Services
Rendered	2005	2006
	(millions of $)
Audit Fees	0.64	0.94
Audit-Related Fees (1)	0.01	—
Tax Fees (2)	0.10	0.04

Total	0.75	0.98

(1)	During 2006 and 2005, no significant audit related services were rendered by our external auditor

(2)	During 2006, no significant tax related services were rendered by our external auditor. Figure for 2005, includes fees paid for tax consultancy work in Peru and Chile (amounted to USD 99,000 and USD 600, respectively).
Additionally Ernst & Young performed audit services related to the reporting packages prepared under the accounting policies of Endesa S.A. for the purpose of inclusion in their consolidated financial statements prepared in accordance with IFRS. The fees for these services amounted to $344,700 and were paid by Endesa.
     The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared in accordance with IFRS.
     Audit committee Pre-Appoval Policies and Procedures
     Endesa’s external auditors are appointed by its shareholders at the annual shareholders’ meeting. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint such subsidiaries’ external auditors.
     The Audit and Control Committee, through the corporate audit department, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independece issues and other related matters.
     The audit and Control Committee has a pre-approval policy regarding the contracting of Endesa’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Endesa.
     Fees payable in connection with recurring audit services are approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the corporate audit department, are submitted to the Audit and control Committee for aproval or denial.
     The pre-approval policy established by the Audit and Control Committee for non-audit services is as follows:
•	The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

•	At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statementes confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the audit and Control Committee for approval or denial.
     All services described in footnotes (1) and (2) to the table above were approved in line with the procedure described immediately aboved since July 2005.
     In addition, due to the SEC-PCAOB release number 34-53677 (Audit Committee Pre-Approval of Certain Tax Services), the Audit and Control Committee has designed , approved and implemented the necessary procedures to fulfill the new requirements described by this rule.
Item 16D. Exemptions from Listing Requirements for Audit Committees
     Not Required.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons
     Not Applicable.

PART III
Item 17. Financial Statements
     None.
Item 18. Financial Statements
Endesa Chile and Subsidiaries
Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:
Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) 2004, 2005 and 2006	F – 1
Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) about the management assessment of internal control and about the effectiveness of internal control 2006
F - 2
Report of Independent Registered Public Accounting Firm – Endesa Argentina S.A. 2004, 2005 and 2006	F - 3
Report of Independent Registered Public Accounting Firm – Central Hidroeléctrica de Betania S.A. E.S.P. 2004, 2005 and 2006	F – 4
Report of Independent Registered Public Accounting Firm – Endesa Brasil S.A. 2005 and 2006	F - 5
Report of Independent Registered Public Accounting Firm – Companhia de Interconexao Energética S.A. 2005	F – 6
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2005	F – 7
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2005	F – 8
Report of Independent Registered Public Accounting Firm – Companhia de Interconexao Energética S.A. 2006	F - 9
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2006	F - 10
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2006	F - 11
Report of Independent Registered Public Accounting Firm – Transportadora de Energía S.A. 2006	F – 12
Report of Independent Registered Public Accounting Firm – Compañía de Transmisión del Mercosur S.A. 2006	F – 13

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2005 and 2006	F - 14
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F - 16
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006	F – 17
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F – 19
Notes to the Consolidated Financial Statements	F - 21
Schedule I – Condensed financial information of Empresa Nacional de Electricidad S.A. (Endesa-Chile)	G - 1
Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Empress Nacional de Electricidad S.A., as amended (English translation).

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
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

Name: Rafael Mateo A.
Title: Chief Executive Officer
Date: May 14, 2007

Endesa-Chile and Subsidiaries
Index to the Audited Consolidated Financial Statements

Reports of Independent Registerted Public Accounting Firms:
Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) 2004, 2005 and 2006	F – 1
Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) about the management assessment of internal control and about the effectiveness of internal control 2006
F - 2
Report of Independent Registered Public Accounting Firm – Endesa Argentina S.A. 2004, 2005 and 2006	F - 3
Report of Independent Registered Public Accounting Firm – Central Hidroeléctrica de Betania S.A. E.S.P. 2004, 2005 and 2006	F – 4
Report of Independent Registered Public Accounting Firm – Endesa Brasil S.A. 2005 and 2006	F - 5
Report of Independent Registered Public Accounting Firm – Companhia de Interconexao Energética S.A. 2005	F – 6
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2005	F – 7
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2005	F – 8
Report of Independent Registered Public Accounting Firm – Companhia de Interconexao Energética S.A. 2006	F - 9
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2006	F - 10
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2006	F - 11
Report of Independent Registered Public Accounting Firm – Transportadora de Energía S.A. 2006	F – 12
Report of Independent Registered Public Accounting Firm – Compañía de Transmisión del Mercosur S.A. 2006	F – 13

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2005 and 2006	F - 14
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F - 16
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006	F – 17
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F – 19
Notes to the Consolidated Financial Statements	F - 21
Schedule I – Condensed financial information of Empresa Nacional de Electricidad S.A. (Endesa-Chile)	G - 1

Ch$	-	Chilean pesos
US$	-	United States dollars
UF	-	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (b)).
ThCh$	-	Thousands of Chilean pesos
ThUS$	-	Thousands of United States dollars
Application of Constant Chilean Pesos
The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2006 purchasing power.

▪	Huérfanos 770, 5° Piso	▪	Teléfono	:	(56-2) 676 1000
	Santiago, Chile		Fax	:	(56-2) 676 1010
			Casilla	:	2823
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):
We have audited the accompanying consolidated balance sheets of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audit also included the financial statement schedule listed in the index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.89 percent and 36.91 percent as of December 31, 2005 and 2006, respectively, and total revenues representing of 38.78 percent, 37.39 percent and 38.08 percent for each of the three years in the period ended December 31, 2006, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 7.7 percent and 8.04 percent of total consolidated assets as of December 31, 2005 and 2006, respectively, and the equity in their net results represented 0.74 percent, 11.7 percent and 19.63 percent of the consolidated net income for each of the three years in the period ended December 31, 2006, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2007 expressed an unqualified opinion thereon.
/s/ Ernst & Young
ERNST & YOUNG LTDA.
Santiago, Chile
April 13, 2007
Firma miembro de Ernst & Young Global

▪	Huérfanos 770, 5° Piso	▪	Teléfono	:	(56-2) 676 1000
	Santiago, Chile		Fax	:	(56-2) 676 1010
			Casilla	:	2823
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Empresa Nacional De Electricidad S.A. and subsidiaries:
We have audited management’s assessment, included in the accompanying Form 20-F, that Empresa Nacional De Electricidad S.A. and subsidiaries (“Endesa-Chile” or “the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Endesa-Chile maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endesa-Chile as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated April 13, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young

ERNST & YOUNG LTDA.
Santiago, Chile
April 13, 2007
Firma miembro de Ernst & Young Global

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Endesa Argentina S.A.:
We have audited the consolidated balance sheets of Endesa Argentina S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 and 2005, to the extent summarized in Note 37.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, March 7, 2007

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel +57(1) 5461810 - 5461815
Fax +57(1)2178088
www.deloitte.com.co
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Central Hidroeléctrica de Bctania S.A. E.S.P. and subsidiaries:
We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A.E.S.P. and subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of income and cash flows for the three years in the period ended December 31, 2006, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2005 and 2006 to the extent summarized in Note 27.
/s/ Carlos Eduardo Tovar
Carlos Eduardo Tovar
Bogotá, Colombia, March 7, 2007
DELOITTE & TOUCHE LTDA.

Auditoría. Impuestos. Consultoría Finanzas Corporativas.	Una firma membro de Deloitte Touche Tohmatsu

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Endesa Brasil S.A.:
We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and Subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively (expressed in constant Chilean pesos) (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively of certain of its consolidated subsidiaries (hereinafter referred to as the “Companies”), which statements reflect total assets constituting 35.95% and 34.46 % of consolidated total assets at December 31, 2005 and 2006 and total revenues of 9.92% and 27.21% of consolidated total revenues for the respective three month period ended December 31, 2005 and the year ended December 31, 2006. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 48.04% and 57.60% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005, and 2006 and total net income constituting 12.25% and 74.94%, of consolidated U.S. GAAP basis net income for the three month period ended December 31, 2005 and the year ended December 31, 2006. Such statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively, in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for the three month period ended December 31, 2005 and the year ended December 31, 2006, and the determination of shareholders’ equity as of December 31, 2005 and 2006, to the extent summarized in Note 24 to the consolidated financial statements.
/s/  Deloitte
Santiago, Chile
March 9, 2007

Una firma miembro de
Deloitte Touche Tohmatsu

▪	Praia de Botafogo, 300 - 13[o] andar	▪	Fone: (55) (21) 2109-1400
	22250-040 — Rio de Janeiro, RJ, Brasil		Fax: (55) (21) 2109-1600
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN-Companhia de Interconexão Energética
We have audited the accompanying balance sheet of CIEN-Companhia de Interconexão Energetica (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN-Companhia de Interconexão Energética at December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪	Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A. — CDSA
We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada S.A. — CDSA (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. — CDSA as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪	Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza — CGTF
We have audited the accompanying balance sheet of Central Geradora Termelétrica Fortaleza — CGTF (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza — CGTF as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪	Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN — Companhia de Interconexao Energetica
We have audited the accompanying consolidated balance sheet of CIEN — Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Transportadora de Energía S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets and total revenues representing 13% and 6% as of December 31, 2006, and for the year then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energía S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, is based solely on the reports of the other auditors.
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
In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN — Companhia de Interconexao Energética and its subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪	Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada — CDSA
We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada — CDSA (the “Company”) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada — CDSA as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪	Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Central Geradora Termeletrica Fortaleza — CGTF
We have audited the accompanying balance sheet of Central Geradora Termeletrica Fortaleza — CGTF (the “Company”) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza — CGTF as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).
Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Transportadora de Energía S.A.:
We have audited the balance sheet of Transportadora de Energía S.A. (the “Company”) as of December 31, 2006 and the statements of operations and cash flows for the year in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S.A. as of December 31, 2006, and the results of their operations and their cash flows for the year in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 to the extent summarized in Note 22.
DELOITTE & Co. S.R.L.
/s/  Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, February 1, 2007

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Compañía de Transmisión del Mercosur S.A.:
We have audited the balance sheet of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2006 and the statements of operations and cash flows for the year in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2006, and the results of their operations and their cash flows for the year in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 to the extent summarized in Note 19.
DELOITTE & Co. S.R.L.
/s/  Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, February 1, 2007

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

		As of December 31,
	Note	2005	2006	2006
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Assets

Current assets:
Cash		10,233,607	21,356,149	40,114
Time deposits	4	61,738,121	92,305,965	173,380
Marketable Securities, net		1,910,279	5,231,667	9,827
Accounts receivable, net	5a	101,630,637	146,854,403	275,840
Other accounts receivable, net	5a	37,425,026	53,868,866	101,182
Accounts receivable from related companies	6a	36,126,926	32,891,940	61,782
Inventories		22,498,562	20,407,340	38,332
Taxes receivables	7a	5,759,221	2,343,399	4,402
Prepaid expenses		1,645,822	4,095,085	7,692
Deferred income taxes	7b	2,533,680	2,127,187	3,996
Other current assets	8	9,416,353	36,842,914	69,202

Total current assets		290,918,234	418,324,915	785,749

Property, plant and equipment, net	9	3,992,211,914	4,150,576,272	7,796,120

Other assets:
Investments in related companies	10a	479,933,142	523,266,785	982,864
Investments in other companies	11	19,462,024	3,900,249	7,326
Long-term receivables	5a	26,991,972	69,067,592	129,731
Goodwill, net	12a	17,384,151	11,093,901	20,838
Negative goodwill, net	12b	(36,882,274)	(36,568,652)	(68,688)
Accounts receivable from related companies	6a	91,713,736	90,524,359	170,034
Other intangibles	13	26,442,886	25,684,788	48,244
Accumulated amortization of other intangibles	13	(9,087,225)	(8,954,127)	(16,819)
Other assets	14	77,746,196	37,770,705	70,946

Total other assets		693,704,608	715,785,600	1,344,476

Total assets		4,976,834,756	5,284,686,787	9,926,345

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

		As of December 31,
	Note	2005	2006	2006
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Liabilities and Shareholders’ equity

Current liabilities:
Short-term debt due to banks and financial institutions	15a	12,590,825	56,543,139	106,206
Current portion of long-term debt due to banks and financial institutions	15b	29,493,362	60,732,303	114,075
Current portion of bonds payable	16a	309,820,243	70,488,209	132,400
Current portion of long-term notes payable	16d	28,286,001	31,263,006	58,722
Dividends payable		4,788,644	25,954,958	48,752
Accounts payable		57,110,493	87,751,397	164,825
Miscellaneous payables		27,168,606	35,429,198	66,547
Accounts payable to related companies	6b	7,320,939	8,230,557	15,460
Accrued liabilities	17	23,326,157	24,774,981	46,535
Employee withholdings		8,222,715	12,096,518	22,721
Income taxes payable	7a	16,525,424	47,246,571	88,744
Deferred revenue		691,751	414,853	779
Other current liabilities		13,502,419	691,709	1,301

Total current liabilities		538,847,579	461,617,399	867,067

Long-term liabilities:
Long-term debt due to banks and financial institutions	15c	166,029,465	286,480,126	538,102
Bonds payable	16b	1,423,185,268	1,465,956,032	2,753,538
Long-term notes payable	16d	53,796,618	57,143,548	107,334
Miscellaneous payables		30,088,858	95,114,715	178,656
Accrued liabilities	17	29,167,853	30,001,755	56,353
Deferred income taxes	7b	101,563,955	136,564,317	256,512
Other long-term liabilities		3,897,303	22,310,601	41,906

Total long-term liabilities		1,807,729,320	2,093,571,094	3,932,401

Commitments and contingencies	26
Minority interest	18a	953,511,592	935,188,443	1,756,585

Shareholders’ equity:	19
Paid-in capital, no par value		1,138,620,063	1,138,620,063	2,138,695
Additional paid-in capital – share premium		223,354,457	223,354,457	419,532
Other reserves	19d	(35,233,126)	(36,943,924)	(69,393)
Retained earnings		237,058,795	280,040,952	526,007
Net income		112,946,076	189,541,318	356,020
Reserve defecit from development stage companies		—	(303,015)	(569)

Total Shareholders’ equity		1,676,746,265	1,794,309,851	3,370,292

Total Liabilities and Shareholders’ equity		4,976,834,756	5,284,686,787	9,926,345

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

		For the year ended December 31,
	Note	2004	2005	2006	2006
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (b))
Operating income:

Sales		1,092,304,515	1,146,622,685	1,337,120,927	2,511,544

Cost of sales		(665,531,005)	(704,080,979)	(793,260,032)	(1,489,998)

Gross profit		426,773,510	442,541,706	543,860,895	1,021,546

Administrative and Selling expenses		(36,434,922)	(39,387,634)	(39,385,780)	(73,979)

Operating income		390,338,588	403,154,072	504,475,115	947,567

Non-operating income and expense:
Interest income		15,773,380	15,878,356	14,817,725	27,832
Equity participation in income of related companies	10a	20,403,440	21,822,874	42,470,166	79,773
Other non-operating income	20a	54,201,367	33,979,022	29,967,647	56,289
Equity participation in losses of related companies	10a	(91,327)	(7,968,413)	(125,208)	(235)
Goodwill amortization	12a	(1,548,033)	(1,395,070)	(942,823)	(1,771)
Interest expense		(203,679,492)	(182,548,712)	(171,918,963)	(322,920)
Other non-operating expenses	20b	(83,865,176)	(54,711,669)	(43,567,721)	(81,834)
Price-level restatement, net	21	2,339,060	1,345,633	1,487,491	2,794
Foreign currency translation, net	22	21,821,832	15,213,875	3,607,972	6,777

Non-operating loss		(174,644,949)	(158,384,104)	(124,203,714)	(233,295)

Income before income taxes		215,693,639	244,769,968	380,271,401	714,272

Income taxes	7c	(98,822,752)	(93,885,428)	(130,856,751)	(245,791)

Income before minority interest		116,870,887	150,884,540	249,414,650	468,481

Minority interest	18b	(45,274,365)	(53,570,412)	(65,910,792)	(123,802)

Income before amortization of negative goodwill		71,596,522	97,314,128	183,503,858	344,679
Amortization of negative goodwill	12b	17,031,537	15,631,948	6,037,460	11,341

Net income		88,628,059	112,946,076	189,541,318	356,020

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

				Deficit
				development
			Additional paid-	stage	Other
	Number of shares	Paid-in capital	in capital	companies	reserves	Retained earnings	Net income	Total
	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2004	8,201,755	1,050,193,846	206,008,557	—	49,184,422	109,151,303	78,130,912	1,492,669,040
Reclassification of prior year net income	—	—	—	—	—	78,130,912	(78,130,912)	—
Price-level restatement of capital	—	26,254,846	5,150,214	—	1,187,406	4,158,338	—	36,750,804
Dividends	—	—	—	—	—	(18,864,036)	—	(18,864,036)
Income from subsidiaries in the development stage	—	—	—	—	(1,688,185)	1,688,185	—	—
Cumulative translation adjustment	—	—	—	—	(25,446,583)	—	—	(25,446,583)
Net income	—	—	—	—	—	—	83,788,756	83,788,756
As of December 31, 2004	8,201,755	1,076,448,692	211,158,771	—	23,237,060	174,264,702	83,788,756	1,568,897,981

As of December 31, 2004 (1)		1,138,620,063	223,354,457	—	24,579,139	184,329,534	88,628,059	1,659,511,252

As of January 1, 2005	8,201,755	1,076,448,692	211,158,771	—	23,237,060	174,264,702	83,788,756	1,568,897,981
Reclassification of prior year net income	—	—	—	—	—	83,788,756	(83,788,756)	—
Price-level restatement of capital	—	38,752,153	7,601,716	—	836,534	8,002,741	—	55,193,144
Dividends	—	—	—	—	—	(33,873,246)	—	(33,873,246)
Reorganization of entities under common control (2)	—	—	—	—	(33,694,515)	—	—	(33,694,515)
Cumulative translation adjustment	—	—	—	—	(24,887,528)	—	—	(24,887,528)
Net income	—	—	—	—	—	—	110,622,993	110,622,993
As of December 31, 2005	8,201,755	1,115,200,845	218,760,487	—	(34,508,449)	232,182,953	110,622,993	1,642,258,829

As of December 31, 2005 (1)		1,138,620,063	223,354,457	—	(35,233,126)	237,058,795	112,946,076	1,676,746,265

As of January 1, 2006	8,201,755	1,115,200,845	218,760,487	—	(34,508,449)	232,182,953	110,622,993	1,642,258,829
Reclassification of prior year net income	—	—	—	—	—	110,622,993	(110,622,993)
Price-level restatement of capital	—	23,419,218	4,593,970	—	(724,677)	6,047,727	—	33,336,238
Dividends	—	—	—	—	—	(47,734,212)	—	(47,734,212)
Reorganization of entities under common control (2)	—	—	—	—	(6,410,324)	—	—	(6,410,324)
Cumulative translation adjustment	—	—	—	—	4,699,526	—	—	4,699,526
Accumulated defecit of development stage companies	—	—	—	(303,015)	—	—	—	(303,015)
Provisional dividends	—	—	—	—	—	—	(21,078,509)	(21,078,509)
Net income	—	—	—	—	—	—	189,541,318	189,541,318

As of December 31, 2006	8,201,755	1,138,620,063	223,354,457	(303,015)	(36,943,924)	301,119,461	168,462,809	1,794,309,851

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2006

(2)	As a result of a reorganization of entities under common control the movements in other reserves accounted for in a manner similar to the pooling-of-interest method are as follows:

	2005	2006
Transaction	ThCh$	ThCh$
	(historic)
Creation of Endesa Brasil (Note 10 c. (i))	(33,694,515)	—
Merger Edegel- Etevensa (Note 10 d. (iii))	—	(9,599,504)
Liquidation of CESA (Note 10 e. (v))	—	3,189,180

Total	(33,694,515)	(6,410,324)

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

	Years Ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from operating activities:
Charges (credits) to income which do not represent cash flows:
Net income	88,628,059	112,946,076	189,541,318	356,020
(Gain) loss on sales of property, plant and equipment	(6,669,000)	(3,759,670)	(3,151,353)	(5,919)
(Gain) loss on sales of other assets	(27,120)	—	—	—
Depreciation	180,654,460	174,051,934	175,306,509	329,282
Amortization of intangibles	1,482,461	1,224,929	1,107,842	2,081
Write-offs and Provisions	—	2,381,701	26,119	49
Equity participation in income of related companies	(20,403,440)	(21,822,874)	(42,470,166)	(79,773)
Equity participation in losses of related companies	91,327	7,968,413	125,208	235
Amortization of goodwill	1,548,033	1,395,070	942,823	1,771
Amortization of negative goodwill	(17,031,537)	(15,631,948)	(6,037,460)	(11,341)
Price-level restatement, net	(2,339,060)	(1,345,633)	(1,487,491)	(2,794)
Foreign currency translation, net	(21,821,832)	(15,213,875)	(3,607,972)	(6,777)
Other credits to income which do not represent cash flows	(6,698,013)	(10,995,989)	(604,515)	(1,135)
Other charges to income which do not represent cash flows	45,740,347	25,835,771	23,878,584	44,851
Changes in assets which affect cash flows:
Increase in trade receivables	(8,218,215)	(15,896,100)	(96,008,886)	(180,335)
Decrease (increase) in inventory	(4,165,771)	(9,208,658)	4,362,769	8,195
Decrease (increase) in other assets	31,841,655	(5,204,954)	(15,539,350)	(29,188)
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	(45,320,539)	(52,577,911)	57,663,231	108,310
Increase (decrease) in interest payable	8,264,423	1,615,799	(1,648,023)	(3,096)
Increase (decrease) in income tax payable	10,991,848	34,821,128	60,951,465	114,487
Increase (decrease) in other accounts payable associated with non- operating results	(29,119,305)	41,004,192	3,232,305	6,071
Net (decrease) increase in value added tax and other accounts payable	14,132,137	(28,540,730)	7,607,023	14,288
Income attributable to minority interest	45,274,364	53,570,412	65,910,792	123,802

Net cash flows provided by operating activities	266,835,282	276,617,083	420,100,772	789,084

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

	Years Ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from financing activities:
Proceeds from the issuance of debt	273,804,660	87,280,481	533,509,671	1,002,103
Proceeds from bond issuances	100,115,328	81,097,423	46,524,338	87,388
Proceeds from loans obtained from related companies	3,240,200	40,989,242	33,717,574	63,332
Other sources of financing	10,722,910	—	—	—
Dividends paid	(78,097,523)	(85,956,593)	(114,307,804)	(214,707)
Distributions of capital by foreign subsidiaries	(10,574,589)	(82,654,369)	—	—
Repayment of debt	(370,312,659)	(325,231,364)	(359,693,635)	(675,621)
RepPayment of bonds	(32,906,043)	(46,799,299)	(269,476,648)	(506,164)
Payment of loans obtained from related companies	(3,326,515)	(39,626,771)	(5,267,991)	(9,895)
Payment of bond issuance costs	(502,240)	—	—	—
Other disbursements for financing	(8,621,616)	(3,870,708)	(1,171,986)	(2,201)

Net cash used in financing activities	(116,458,087)	(374,771,958)	(136,166,481)	(255,765)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	14,183,343	4,317,050	18,324,063	34,418
Payments received on loans to related companies	86,764,915	33,772,919	12,816,512	24,074
Other receipts from investments	42,917,773	6,594,626	1,036,326	1,947
Additions to property, plant and equipment	(101,687,981)	(60,014,716)	(170,084,895)	(319,474)
Long-term investments	—	(15,436,763)	(21,012,999)	(39,469)
Sales of long-term investments	2,705,467	—	49,392	93
Liquidation of subsidiary (1)	—	—	(4,120,940)	(7,741)
Other loans granted to related companies	(119,903,982)	(25,508,210)	(41,510,509)	(77,970)

Net cash used in investing activities	(75,020,465)	(56,275,094)	(204,503,050)	(384,122)

Net cash flow for the year	75,356,730	(154,429,969)	79,431,241	149,197
Effect of price-level restatement on cash and cash equivalents	(9,627,540)	(5,651,512)	(6,991,458)	(13,132)

Net increase in cash and cash equivalents	65,729,190	(160,081,481)	72,439,783	136,065
Cash and cash equivalents — Beginning of year	177,425,713	243,154,903	83,073,422	156,039

Cash and cash equivalents — End of year	243,154,903	83,073,422	155,513,205	292,104

(1)	See Note 10 d. (iv). As a result of the liquidation of CESA, cash amounting to ThCh$ 4,120,940 was transferred to CESA other shareholder, Endesa Internacional S.A..
The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
As of December 31, 2006 the Company’s only subsidiary that is regulated by the SVS is Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”).
The Company is a subsidiary of Enersis S.A., which held 59.98% of the shares as of December 31, 2006.
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
2. Summary of Significant Accounting Policies, continued:

	Percentage participation in voting rights as of December 31,
Company name	2004	2005	2006
	Total	Total	Direct	Indirect	Total
Enigesa S.A. (Chile)	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (1) (Chile)	97.64	100.00	98.75	1.25	100.00
Pehuenche S.A. (Chile)	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A (Argentina)	99.99	99.99	97.99	2.00	99.99
Endesa-Chile Internacional (Chile)	100.00	100.00	100.00	—	100.00
Pangue S.A.(2) (Chile)	94.99	94.99	94.98	0.01	94.99
Hidroinvest S.A. (Argentina)	69.93	69.93	—	69.93	69.93
Hidroeléctrica El Chocón S.A. (Argentina)	65.19	65.19	—	65.19	65.19
Endesa Costanera S.A. (Argentina)	64.26	64.26	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda. (Brasil)	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A. (Chile)	99.96	99.96	99.96	—	99.96
Compañía Eléctrica Cono Sur S.A. (Chile)	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A. (3)(Colombia)	85.62	85.62	5.01	94.98	99.99
Lajas Inversora S.A. (4) (Brasil)	100.00	—	—	—	—
Cachoeira Dourada S.A. (4), (5) (Brasil)	99.61	—	—	—	—
Capital de Energía S.A. (6) (Colombia)	51.00	51.00	—	—	—
Emgesa S.A (7), (9) (Colombia)	51.32	51.32	—	23.45	23.45
Edegel S.A. (10) (Perú)	63.56	63.56	—	55.44	55.44
Generandes Perú S.A. (Perú)	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (8) (Chile)	75.00	100.00	100.00	—	100.00
Compañía Eléctrica Tarapacá S.A. (Chile)	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A. (Chile)	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada (Brasil)	100.00	100.00	—	100.00	100.00
Endesa Eco S.A. (Chile) (11)	—	100.00	99.99	0.01	100.00

(1)	See Note 10 (c) (ii.).

(2)	See Note 10 (d) (ii.).

(3)	See Note 10 (d) (iv.), Note 10 (e) (iv.)

(4)	See Note 10 (e) (i.).

(5)	Subsequent to October 1, 2005, the Company’s subsidiary Cachoeira Dourada S.A. was not included in the consolidated financial statements of Endesa Chile any more due to the restructuring process of the Brazilian operations. (See Note 10 (c) (i))

(6)	See Note 10 (e) (iv.)

(7)	Endesa Chile exercises control over this company pursuant to a shareholders’ agreement

(8)	See Note 10 (d) (i.), Note 10 (c) (iii.)

(9)	See Note 10 (e) (iv.)

(10)	See Note 10 (d) (iii.)

(11)	See Note 10 (b) (i.)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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

	Percentage of economic participation as of December 31,
	2004	2005	2006
	%	%	%
Lajas Inversora S.A (1)	92.88	—	—
Cachoeira Dourada S.A. (1)	92.51	—	—
Emgesa S.A. (2)	22.36	22.36	23.45
Edegel S.A. (3)	37.90	37.90	33.06
Capital de Energía S.A. (4)	43.68	43.59	—
Hidroeléctrica El Chocón S.A.	47.45	47.45	47.45

(1)	See note 10 (e) (i.).

(2)	See note 10 (e) (iv.)

(3)	See note 10 (d) (iii.)

(4)	See note 10 (e) (iv.)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
2. Summary of Significant Accounting Policies, continued:
b) Constant currency restatement:
The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2006 was approximately 8.2%.
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
The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	Index	November 30,
November 30, 2004	100.00	2.5%
November 30, 2005	103.62	3.6%
November 30, 2006	105.80	2.1%
By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over Previous
	Index	December 31,
December 31, 2004	100.00	2.4%
December 31, 2005	103.67	3.7%
December 31, 2006	106.36	2.6%

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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

Ch$
December 31, 2004	17,317.05
December 31, 2005	17,974.81
December 31, 2006	18,336.38
Comparative financial statements
For comparative purposes, the historical December 31, 2004 and 2005 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2006. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2006 as follows:

Year	Change in Index
2004	5.8	%(1)
2005	2.1	%(2)

(1)	Equivalent to the amounts for 2004 multiplied by the change in the CPI for 2005, then by the change in the CPI for 2006.

(2)	Equivalent to the amounts for 2005 multiplied by the change in the CPI for 2006.
This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.
Convenience translation to US dollars
The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2006 of Ch$ 532.39 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
2. Summary of Significant Accounting Policies, continued:
c) Assets and liabilities denominated in foreign currencies:
Assets and liabilities denominated in foreign currencies are detailed in Note 28. These amounts have been stated at the observed rates of exchange reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2004	2005	2006
		Ch$	Ch$	Ch$
United States dollar (observed)	US$	557.40	512.50	532.39
British pound sterling	£	1,073.37	880.43	1,041.86
Colombian peso	$Col	0.23	0.22	0.24
New Peruvian sol	Soles	169.84	149.42	166.58
Brazilian real	Rs	209.99	219.02	249.01
Japanese yen	¥	5.41	4.34	4.47
Euro	€	760.13	606.08	702.08
Argentine peso	$Arg	187.65	181.92	173.87

Index	Symbol used	2004	2005	2006
		Ch$	Ch$	Ch$
Unidad de Fomento (UF)	UF	17,317.05	17,974.81	18,336.38
Annual Tax Unit	UTA	363,696	378,852	386,472

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
f) Inventories:
Inventories primarily include fuel for the generation of electricity and are valued at the lower of price-level restated average cost or net realizable value. Inventories are presented net of a provision for obsolescence. Cost of sale is determined by using the weighted average method.
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
Property, plant and equipment under capital leases is recorded at the present value of the aggregated future minimum lease payments or at the fair value of the asset leased, whichever is lower. Assets under capital lease are amortized over the lease term or the useful live of the asset, whichever is lower.
When the Company’s operations are not expected to produce sufficient net cash flows on a discounted basis to recover the net carrying value of all property, plant and equipment, the book values of those assets are reduced to their net realizable values with a charge to non-operating expense. The Company has not identified impairment of its property, plant and equipment for the years ended December 31, 2004, 2005 and 2006.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
The Company has evaluated the recoverability of its foreign investments as required by Technical Bulletin No. 33 and No 42 of the Chilean Association of Accountants. The result of the valuation was that no foreign investment was impaired as of December 31, 2004, 2005 and 2006.
k) Other intangibles:
Intangibles, other than goodwill, correspond primarily to easements and rights for the use of waterways and are amortized over periods not exceeding 40 years in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.
l) Goodwill and negative goodwill:
Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired.
Goodwill and negative goodwill are also accounted for in the purchase of investments accounted for by the equity method. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount.
Beginning January 1, 2004, the Company adopted Technical Bulletin No.72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
n) Current and deferred income taxes:
The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal. For the years ended December 31, 2004, 2005 and 2006, the Company recorded current tax expense according to the tax laws and regulations within each country of ThCh$ 55,718,812, ThCh$ 61,403,295 and ThCh$ 103,628,980, respectively.
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
p) Staff Severance indemnity:
The severance indemnity that the Company is obliged to pay under collective bargaining agreements to its employees who have completed 15 years of service, is recorded based on the projected benefit obligation, which is determined using 6.5% discount rate (6.5% in 2005 and 6.5% in 2004).
q) Pension and post-retirement benefits:
Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate of 6.5% in 2004, 2005 and 2006.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
2. Summary of Significant Accounting Policies, continued:
r) Statements of cash flows:
The Consolidated Statements of Cash Flows have been prepared using the indirect method. For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes. Cash and cash equivalents presented in the consolidated statements of cash flows include cash, time deposits, and other balances classified as current assets with remaining maturities of less than 90 days at the time purchased and are detailed as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash	31,350,043	10,233,607	21,356,149
Time deposits	197,430,802	61,738,121	92,305,965
Repurchase agreements	13,653,010	9,191,415	36,623,573
Marketable securities	721,048	1,910,279	5,227,518

Total cash and cash equivalents	243,154,903	83,073,422	155,513,205

s) Bonds:
Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 16). Discounts on the bond issuances of Endesa-Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$ 11,385,954 and ThCh$ 8,938,877 as of December 31, 2005 and 2006, respectively, presented in “Other assets” (see Note 14).
t) Financial derivative contracts:
As of December 31, 2005 and 2006, the Company has forward contracts, currency swaps, interest rate swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Gains and losses from forward foreign exchange contracts are recorded at estimated fair value with certain gains and losses deferred until settlement if the instrument qualifies as a hedge, at which time such amounts are included in earnings as “Other non-operating income and expense” upon the expiration of the contract.
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
Chilean pesos as of December 31, 2006, except as stated)
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
3. Change in accounting policy
During the year ended December 31, 2004, the Company adopted prospectively the actuarial valuation method and changed the discount rate included in the calculation of the obligation for staff severance indemnities. The rate applied in 2004 was based on the rate of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the employees’ benefits. In prior periods the Company recorded such obligations using the present value method determined using the rate based on the Company’s weighted average cost of capital. The effect of this change was a charge to net income for the year ended December 31, 2004 of ThCh$ 421,922. For the years ended December 31, 2005 and 2006, the Company did not change its accounting policies.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
4.	Time deposits:
Time deposits as of December 31, 2005 and 2006 and the applicable annual interest rates and scheduled maturities as of December 31, 2006 are as follows:

	Annualized
	Interest	Scheduled
Financial Institution	Rates	Maturity	As of December 31,
			2005	2006
	%		ThCh $	ThCh$
Banco Boston	3.34%	January 2, 2007	1,769,150	13,040
Banco Continental	4.97%	January 2, 2007	5,427,374	8,409,664
Banco Correval	—	—	1,415,787	—
Banco de Crédito	—	—	1,525,102	—
Banco Frances	9.65%	January 2, 2007	5,651,785	893,660
Banco Galicia	6.34%	January 2, 2007	874,372	1,899,867
Banco Itau Corp Plus	3.34%	January 2, 2007	855,388	470,318
Banco Nationale de Paris	3.34%	January 2, 2007	345,388	59,116
Banco Río de la Plata	8.03%	January 2, 2007	1,878,843	7,177,698
Banco Santander	1.20%	January 2, 2007	64,798	112,638
Banco Santander	—	—	5,326,851	—
Banco Wiese Sudameris	—	—	1,143,826	—
Bank of America	4.76%	January 2, 2007	7,667,815	10,068,547
BBVA Colombia	—	—	1,354,992	—
CDT Otros	8.68%	January 2, 2007	1,604	241,517
Citibank	5.02%	January 2, 2007	10,707,099	19,910,493
Citibank N.A. (Overnight)	—	—	187,801	—
Citibank New York	4.73%	January 2, 2007	2,007,759	3,274,876
Corficolombiana Multiplicar	6.95%	January 2, 2007	—	3,128,703
Corficolombiana Valor Plus	6.18%	January 2, 2007	—	8,335,933
Credit Bank	—	—	1,916,263	—
FAM Fondo Ganadero	6.86%	January 2, 2007	691	716
FCE efectivo BBVA	7.45%	January 2, 2007	—	105,144
FCO sumar	6.48%	January 2, 2007	—	223,214
Fidubogota	—	—	1,211	—
Fiduciaria del Valle	—	—	1,453,103	—
Fiducolombia	6.80%	January 2, 2007	1,443	6,630,055

Subtotal			51,578,445	70,955,199

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)

	Annualized
	Interest	Scheduled
Financial Institution	Rates	Maturity	As of December 31,
			2005	2006
	%		ThCh $	ThCh$
Subtotal (from previous page)			51,578,445	70,955,199
Fiduoccidente	5.93%	January 2, 2007	750,145	231,720
Fiduvalle Multiplicar	—	—	3,235,306	—
Fondeos	7.32%	January 2, 2007	—	16,268,513
Pension Fund C. Fidunion	—	—	2,275	—
Pension fund Porvenir	—	—	515,766	—
Pension Fund Correval	5.91%	January 2, 2007	—	5,876
Fund Surenta	6.90%	January 2, 2007	—	2,622,708
Fund Surgir	5.09%	January 2, 2007	—	2,194,030
HSBC Argentina	3.34%	January 2, 2007	666,788	25,733
Serfinco	5.81%	January 2, 2007	155,497	2,186
Other time deposits	—	—	4,833,899	—

Total			61,738,121	92,305,965

5. Accounts receivable and other receivables:
a.	Current accounts receivable, other receivables and related allowances for doubtful accounts as of December 31, 2005 and 2006 are as follows:

	As of				December 31,
	2005				2006
	Under 90	91 days			Under 90	91 days to
Account	days	to 1 year	Allowance	Total	Days	1 year	Allowance	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts Receivable	102,218,114	1,781,275	(2,368,752)	101,630,637	145,795,502	2,741,243	(1,682,342)	146,854,403

Other Receivables (1)	20,492,339	17,806,414	(873,727)	37,425,026	44,276,781	10,525,132	(933,047)	53,868,866

Total	122,710,453	19,587,689	(3,242,479)	139,055,663	190,072,283	13,266,375	(2,615,389)	200,723,269

Long-term receivables as of December 31, 2005 and 2006 are ThCh$ 26,991,972 and ThCh$ 69,067,592, respectively, net of valuation allowance of ThCh$0 and ThCh$0, respectively.

(1)	As of December 31, 2005 and 2006 the balances include amounts of ThCh$ 19,709,125 and ThCh$ 29,089,378 respectively that will be reimbursed to Endesa and its subsidiaries for transmission line use. The balance of the receivables was recognized as a result of Energy Law changes in Chile in 2004.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
5. Accounts receivable and other receivables, continued:
b.	Current and long-term accounts receivable, net of Allowances for Doubtful Accounts, by country as of December 31, 2005 and 2006 are as follows:

	As of December 31,
Country	2005		2006
	ThCh$	%	ThCh$	%
Chile	66,173,094	39.86%	105,676,505	39.17%
Peru	17,241,627	10.38%	29,194,782	10.82%
Argentina	42,602,989	25.66%	88,070,081	32.64%
Colombia	35,140,940	21.16%	41,406,712	15.35%
Panama	4,888,985	2.94%	5,442,781	2.02%

Total	166,047,635	100.00%	269,790,861	100.00%

c.	Changes in the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Beginning balance	3,988,668	3,554,022	3,242,479
Charged to expense	572,030	171,027	370,198
Deductions	(1,183,590)	(136,853)	(516,125)
Price-level restatement and conversion adjustment	176,914	(345,717)	(481,163)

Ending balance	3,554,022	3,242,479	2,615,389

d.	Sales recorded but not invoiced are ThCh$ 81,983,969, ThCh$ 75,771,018 and ThCh$ 95,427,633 as of December 31, 2004, 2005 and 2006, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
6. Transactions with Related Companies:
Balances of accounts receivable and payable classified according to the nature of the related company transaction are as follows as of December 31, 2005 and 2006:
a.	Notes and accounts receivable from related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Transmisora Eléctrica de Quillota Ltda.	324,740	2,884	—	—
Atacama Finance Co. (1)	21,654	61,561	91,713,359	90,523,990
Cía de Energía del Mercosur S.A.	807,996	1,214,855	—	—
Chilectra S.A.	13,983,325	16,086,746	377	369
Cía. Interconexión Energética S.A.	164,750	830,055	—	—
Codensa S.A.	15,597,938	13,798,604	—	—
Edelnor S.A.	4,133,387	3,325	—	—
Empresa Eléctrica Piura S.A.	2,240	107,578	—	—
Enersis S.A.	540,943	89,005	—	—
Etevensa S.A.	74,759	—	—	—
Gasoducto Tal Ltda.	32,847	1,973	—	—
Gas Atacama Generación Ltda.	21,026	61,365	—	—
Gas Atacama S.A.	179,951	—	—	—
Cachoeira Dourada S.A.	910	143	—	—
Central Generadora Termoeléctrica de Fortaleza S.A.	28,327	91,335	—	—
Cam Colombia Ltda.	106,955	64,078	—	—
Synapsis Soluciones y Servicios IT Ltda.	9,502	12,741	—	—
Endesa Internacional S.A.	—	26,369	—	—
Consorcio Ingendesa – Minmetal Ltda.	8,511	—	—	—
Gasoducto Atacama Chile S.A.	—	283,820	—	—
Consorcio Ara – Ingendesa Ltda.	69,704	147,575	—	—
Sociedad Consorcio Ingendesa Ara Ltda.	17,461	7,928	—	—

Total	36,126,926	32,891,940	91,713,736	90,524,359

b.	The receivables from Atacama Finance Co. correspond to loans given by Compañía Eléctrica Cono Sur S.A. originally for the purpose of financing construction works of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are denominated in US dollars, bear weighted average interest of 7.5% and mature in September 2008.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
6. Transactions with Related Companies, continued:
b.	Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Cachoeira Dourada S.A.	23,422	13,615	—	—
Compañía de Energía del Mercosur S.A.	7,944	14,431	—	—
Compañía de Transmisión del Mercosur S.A.	164,750	830,055	—	—
Chilectra S.A.	1,674,662	45,997	—	—
Codensa S.A.	3,088,929	3,410,454	—	—
Enersis S.A. (c).	747,271	242,903	—	—
Synapsis Soluciones y Servicios IT Ltda.	648,878	760,823	—	—
Transmisora Eléctrica de Quillota Ltda.	24,870	—	—	—
Compañía Americana de Multiservicios Ltda.	1,323	417	—	—
Electrogas S.A.	204,122	223,051	—	—
Cam Colombia Ltda.	584,296	437,756	—	—
Synapsis Perú S.A.	122,311	326,560	—	—
Synapsis Colombia S.A.	12,147	122,666	—	—
Gas Atacama Generación S.A.	—	644,376
Consorcio Ingendesa Minmetal Ltda.	1,582	153,015	—	—
Edelnor S.A.	12,068	9,698	—	—
Cam Perú	2,364	56,201	—	—
Empresa Eléctrica Piura S.A.	—	938,539

Total	7,320,939	8,230,557	—	—

Short-term accounts receivable from and payable to related companies are related to the sales and purchases of electricity and various services, as well as operating loans. Transactions for electricity and services have payment terms of 30 days and are not adjustable. Operating loans are adjustable and require payment of interest.
c.	The accounts payable to Enersis S.A. for both years result mainly from financing operations. They are denominated in US dollars and bear interest at market rates according to Libor (London Interbank Offer Rate) + 0.955%.
Other short-term receivables and payables bear interest rate of TIP + 0.05%. TIP is an inter-bank average interest rate, which was 5.36% as of December 31, 2006.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
6. Transactions with Related Companies, continued:
d.	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

	Nature of	Income (expense)
Company	Transaction	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Interest	6,776,671	4,924,252	6,495,898
	Price-level restatement	3,154,701	3,863,870	1,886,303
	Foreign currency translation	(10,869,996)	(12,609,487)	1,643,119
Cia. Americana Multiservicios Ltda.	Services provided	—	640	—
Cen. Gen. Termoeléctrica de Fortaleza S.A.	Services provided	297,878	37,642	232,562
Com. De Energía del Mercosur S.A.	Sales of energy	20,613,357	11,260,086	5,843,513
	Purchases of energy	(770,599)	(880,128)	(41,526)
Codensa S.A.	Purchases of energy	(14,567,053)	(16,566,188)	(18,138,527)
	Sales of energy	79,476,683	65,315,588	51,416,097
	Services provided	59,911	65,266	60,692
	Services received	(616,124)	(937,341)	(703,296)
	Interest	(3,180,855)	—	1,029,642
Cía. Transmisión del Mercosur S.A.	Purchases of energy	(2,291,749)	(2,045,956)	(662,293)
Cía. Interconexión Energética S.A.	Sales of energy	20,307,358	5,241,923	662,293
	Foreign currency translation	—	160,333	657,059
Chilectra S.A.	Sales of energy	136,487,509	144,807,300	151,711,430
	Services provided	2,353,453	2,494,882	2,488,217
	Services received	(6,860)	(87,293)	(99,328)
Gas Atacama Generación S.A.	Services provided	1,827	147,268	970,233
Gas Atacama S.A.	Foreign currency translation	(134,983)	—	—
Empresa Eléctrica Piura S.A.	Sales of energy	133,090	722,645	678,308
	Services provided	—	2,576	93,113
Enersis S.A.	Interest	(2,047,346)	(405,541)	(183,980)
	Services provided	242,156	317,112	131,952
	Foreign currency translation	(2,743,976)	696,076	101,922
	Price-level restatement	(231,094)	—	—
Endesa Internacional S.A.	Services received	—	—	(4,122,187)
	Interest	—	—	(75,054)
	Price-level restatement	—	—	(60,276)
	Foreign currency translation	—	—	(12,693)
Ingendesa do Brasil Ltda.	Services received	—	(4,710)	—
Consorcio Ingendesa ARA Ltda.	Services provided	—	219,092	164,767
Etevensa S.A.	Sales of energy	1,607,929	1,026,031	—
	Services provided	322,509	547,344	—

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
e.	Transactions with Related Companies, continued:
c.	The most significant transactions and their effects in income (expense) for each year ended December 31, continued:

	Nature of	Income (expense)
Company	Transaction	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Electrogas S.A.	Purchases of gas	(2,828,872)	(1,585,550)	(1,967,300)
Endesa Brasil S.A.	Services provided	—	68,806	181,764
Edelnor S.A.	Sales of energy	33,302,221	27,007,867	25,218,836
Endesa España	Services provided	—	40,041	—
Endesa Servicios Generales	Services received	—	—	—
Cam Colombia Ltda.	Services received	(254,661)	(353,766)	(498,655)
Cam Perú S.A.	Services received	—	(43,142)	(326,561)
Elesur S.A.	Services provided	6,357	—	—
Synapsis Sol y Serv. IT Ltda.	Services received	(1,853,164)	(1,867,086)	(1,969,348)
Synapsis Colombia	Services received	(486,037)	(451,912)	(488,919)
Synapsis Brasil S.A.	Services received	—	(88,224)	1,722
Synapsis Perú S.A.	Services received	—	(280,020)	(277,318)
Consorcio ARA – Ingendesa Ltda.	Services provided	2,720,759	1,926,343	800,048
Cachoeira Dourada S.A.	Services provided	—	32,440	8,620
Transmisora Eléc. De Quillota Ltda.	Interest	85,789	61,924	26,889
	Services provided	90,234	4,901	5,118
	Price-level restatement	60,615	—	—
Ampla Energía y Servicios S.A.	Services provided	—	80,290	—
Sociedad Agrícola Pastos Verdes	Services provided	919	—	8,981
Consorcio Ingendesa Minmetal Ltda.	Services provided	64,672	106,440	63,059
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
7. Income taxes:
a.	Taxes recoverable (payable) as of each year-end are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Income tax payable	(16,525,424)	(47,246,571)
Income tax recoverable	3,427,005	7,187,649
VAT recoverable (payable)	2,332,216	(4,844,250)

Net	(10,766,203)	(44,903,172)

b.	In accordance with BT No. 60 and complementary bulletins thereto of the Chilean Association of Accountants, and applicable circulars issued by the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2005 and 2006 as follows:

	As of December 31, 2005				As of December 31, 2006
	Asset		Liability		Asset		Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	5,650	5,544,228	—	—	1,252	8,830,945	—	—
Deferred income	116,519	1,000,798	—	—	69,163	921,096	—	—
Vacation accrual	421,541	—	—	—	485,550	—	—	—
Assets in leasing	—	—	—	560,949	—	—	—	464,611
Depreciation	—	—	—	246,340,055	—	—	—	266,050,630
Severance indemnities	—	—	—	1,143,220	—	—	—	1,029,663
Other events	—	—	—	7,253	—	—	—	1,118,097
Deferred Expenses	—	—	—	1,163,741	—	—	—	778,163
Deferred finance costs	—	102,542	—	13,254,965	—	—	—	13,738,128
Tax losses	—	33,136,212	—	—	—	45,221,891	—	—
Contingencies	1,226,686	—	—	—	997,329	1,316,906	—	—
Imputed interest on construction	—	—	—	4,148,807	—	—	—	3,756,520
Costs of studies	—	—	—	8,498,040	—	—	—	8,420,626
Spare parts used	—	—	—	857,794	—	—	—	811,521
Accrued liabilities	395,949	—	—	—	94,313	—	—	—
Bonds discount	—	—	—	420,912	—	—	—	334,190
Construction in progress	—	—	—	—	—	—	—	—
Intangibles	—	—	—	468,814	—	—	—	419,071
Recoverable contributions to assets	—	—	—	485,414	—	—	—	390,970
Provision for obsolete spare parts	—	1,530,717	—	—	—	1,621,780	—	—
Pension benefits	367,335	1,189,189	—	—	479,580	923,959	—	—
Tax for external credit	—	—	—	959,303	—	—	—	897,409
Commission for external credit	—	—	—	125,399	—	—	—	86,472
Complementary accounts, net	—	(4,680,446)	—	(142,823,949)	—	(4,383,113)	—	(135,435,865)
Valuation allowance	—	(3,776,478)	—	—	—	(28,157,575)	—	—

Total	2,533,680	34,046,762	—	135,610,717	2,127,187	26,295,889	—	162,860,206

Net deferred tax balance	2,533,680	—	—	(101,563,955)	2,127,187	—	—	(136,564,317)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
7. Income taxes, continued:
c.	Income tax expense for the years ended December 31, 2004, 2005 and 2006 is as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Current income tax (expense) benefit

Income tax provision	(55,718,812)	(61,403,295)	(103,628,980)
Adjustment for non tax deductible expenses from prior periods	—	—	4,214,796

Non-deductible expense tax Art. 21	(107,567)	—	—

Deferred tax (expense) benefit
Deferred taxes	(35,075,962)	(27,319,344)	(25,573,664)
Amortization of complementary accounts	(9,129,169)	(3,246,860)	(5,776,845)
Change in valuation allowance	(41,137)	(915,714)	(108,562)
Other charges or credits	1,249,895	(1,000,215)	16,504

Total	(98,822,752)	(93,885,428)	(130,856,751)

8. Other current assets:
Other current assets as of each year-end are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Deposits related to payments to suppliers	136,631	133,821
Repurchase agreements	9,191,415	36,623,573
Other	88,307	85,520

Total	9,416,353	36,842,914

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
9. Property, plant and equipment:
The composition of Property, plant and equipment as of each year end is as follows:

		As of December 31,
	Estimated years
	of useful lives	2005	2006
		ThCh$	ThCh$
Land	—	50,607,097	52,038,451

Buildings and infrastructure	35 – 40	5,357,043,075	5,525,269,263

Distribution and transmission lines and public lighting	35	28,413,986	22,433,866

Machinery and equipment	10 – 40	1,030,224,699	1,175,291,899

Construction in progress	—	32,909,368	53,847,972
Property, plant and equipment in leasing (1)	—	28,233,205	99,127,980
Furniture and fixtures, tools, software and IT equipment	3 – 10	23,840,937	21,720,908
Vehicles	6 – 10	1,885,083	1,811,415
Other assets	3 – 8	5,831,779	4,253,043

Sub-total		92,700,372	180,761,318

Technical appraisal	—	65,363,502	66,304,521

Total Property, plant and equipment		6,624,352,731	7,022,099,318

Less: Accumulated depreciation		(2,632,140,817)	(2,871,523,046)

Total Property, plant and equipment, net		3,992,211,914	4,150,576,272

(1)	Refers to leasing contracts listed below.
(i)	A leasing contract exists between the Company and Abengoa Chile S.A. for transmission lines and the related technical installations. This contract has a duration of 20 years and the annual interest rate per year is 6.5%. As of December 31, 2006, the total leasing obligation amounts to ThCh$ 29,363,992, which respective parts are presented in other current liabilities and other long-term liabilities.

(ii)	For the Peruvian subsidiary, Edegel S.A,. ThCh$ 69,763,988 corresponds to a contract to remodel of a power plant (ex Etevensa). The project is being carried out by the Company and the financial institutions: Bancó de Crédito del Perú, BBVA, Banco Continental, and Citibank. This contract is for 8 years and bears an annual interest rate of Libor + 3.65%
Depreciation expense, including depreciation of assets held in capital leases, was ThCh$ 180,654,460, ThCh$ 174,051,934 and ThCh$ 175,306,509 for the years ended December 31, 2004, 2005 and 2006, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
f.	Property, plant and equipment, continued:
Recoverability of property, plant and equipment
The Company periodically analyzes the recoverability of property, plant and equipment. The analyses consist of evaluating the recoverability of the Company’s property, plant and equipment by comparing estimated future undiscounted cash flows to the carrying amounts of such assets recorded by the Company in these companies, in accordance with Chilean GAAP. These analyses differ from impairment testing performed for goodwill (see Note 12). The result of these analyses determined that no adjustments to the net book values of the property, plant and equipment of the Company and its subsidiaries as of December 31, 2006 were required.
Reclassifications in the Balance Sheet:
The Company has reclassified the following amounts in presentation as of December 31, 2005:

	Amount ThCh$ Credit		Amount ThCh$ Credit
From Account	(Debit)	To Account	(Debit)
Technical revaluation of fixed assets	(368,441,249)	Land	4,158,060
		Buildings and Infrastructure	265,229,616
		Machinery and Equipment	98,857,837
		Other Assets	195,736

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investment in related companies:
a.) Investments as of each year-end are as follows:

	As of
	December
	31, 2005	As of December 31, 2006			Carrying Value		Equity in Net Earnings (Losses)
	Percentage	Number	Percentage	Related
Related Companies	Owned	of Shares	Owned	Equity	2005	2006	2004	2005	2006
	%		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comp. De Interconexión Energética S.A. (1)	45.00%	—	—	—	—	—	6,816,788	(7,873,702)	—
Gas Atacama Generación S.A.	0.05%	—	0.05%	25,992,826	20,350	12,996	(695)	(5,143)	(7,709)
Gasoducto Atacama Argentina S.A.	0.05%	—	0.05%	73,302,051	30,872	36,651	2,833	4,324	5,272
Gasoducto Atacama Chile S.A.	0.05%	—	0.05%	80,930,367	34,185	40,465	6,100	6,101	5,652
Centrales Hidroeléctricas de Aysen S.A.(5)	—	1,020,000	51.00%	19,972,020	—	10,185,730	—	—	—
Inversiones Eléctricas Quillota S.A. (2)	—	—	0.00%	—	—	—	3,754,585	—	—
Inversiones Electrogas S.A.	42.50%	425	42.50%	17,159,888	7,624,447	7,292,952	2,207,363	1,786,525	1,867,161
Inversiones Gas Atacama Holding Ltda.	50.00%	—	50.00%	178,505,773	84,888,897	89,252,887	6,603,716	6,348,622	2,843,246
Comerc. Energía del Mercosur S.A. (3)	45.00%	6,305,400	45.00%	8,257,640	3,651,457	3,715,938	612,648	50,867	787
Transmisora Eléctrica de Quillota Ltda.	50.00%	—	50.00%	6,901,090	3,234,453	3,450,545	136,128	175,192	214,112
Endesa Brasil S.A. (1)	40.45%	67,256,360	40.45%	1,005,342,841	377,442,846	406,690,954	—	13,127,993	37,307,648
Gas Atacama S.A.	0.001%	1,147	0.001%	179,364,050	1,950	2,057	151	142	73
Electrogas S.A.	0.02%	85	0.02%	15,853,446	3,511	3,369	1,130	917	963
Distrilec Inversora S.A.	0.89%	4,416,141	0.89%	258,305,995	2,368,564	2,292,378	(90,632)	(89,568)	(117,499)
Consorcio ARA – Ingendesa Ltda. (4)	50.00%	—	50.00%	323,546	431,822	161,773	214,514	149,655	93,071
Sociedad Consorcio Ingendesa ARA Ltda. (4)	50.00%	—	50.00%	154,620	68,432	77,310	5,144	62,757	58,680
Consorcio Ingendesa – Minmetal Ltda (4)	50.00%	—	50.00%	29,154	91,588	14,577	42,340	109,779	73,501
Central Térmica San Martín S.A. (5)	23.13%	500,006	23.13%	78,364	19,884	18,102	—	—	—
Central Térmica Manuel Belgrano S.A. (5)	23.13%	500,006	23.13%	78,359	19,884	18,101	—	—	—

Total					479,933,142	523,266,785	20,312,113	13,854,461	42,344,958

(1)	See Note 10 (c) (iii.)

(2)	On November 29, 2005, the Company transferred the assets of Inversiones Eléctricas Quillota S.A to Endesa Chile (individual entity) through the dissolution of Inversiones Eléctricas Quillota S.A.. See Note 10 (e) (iii.)

(3)	This company is an unconsolidated equity investee of the subsidiary Endesa Argentina

(4)	These companies are unconsolidated equity investee of the subsidiary Ingendesa

(5)	See Note 10 (b) (ii)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investment in related companies, continued:
b. Constitution of companies
(i.)	On April 18, 2005, Endesa-Chile and its subsidiary Enigesa formally constituted a new subsidiary which was named Endesa Eco S.A., whose main objective is to promote and develop projects of renewable energy. The shareholders’ equity of the new subsidiary is ThCh$ 580,000 divided in 5,800,000 nominative shares without nominal value. Endesa-Chile subscribed 5,799,420 shares which represent 99.99% of the paid-in capital and effectively paid 1,799,820 shares for the sum of ThCh$ 179,982; the company’s subsidiary Enigesa subscribed 580 shares representative of 0.01% of the paid-in capital and paid 180 shares for a sum of ThCh$ 18. The unpaid balance will be paid proportionally by each shareholder within three years from the constitution date.

(ii)	On September 4, 2006, Endesa-Chile and its subsidiary, Endesa Inversiones Generales S.A., formally constituted a new subsidiary named Centrales Hidroeléctricas de Aysén S.A., whose main objective is the development, financing, ownership, and exploitation of a hydroelectric project in the Region XI in Aysén, Chile. The shareholder’s equity of the new subsidiary is ThCh$ 1,000, divided in 100 nominative shares, all of the same unique series, of equal value and without nominal value. Endesa-Chile subscribed 99 shares, representing 99% of the paid-in capital and effectively paid ThCh$ 990 for all 99 shares; Endesa Inversiones Generales S.A. subscribed 1 share, representing 1% of the paid-in capital and effectively paid ThCh$10 for 1 share.

On September 21, 2006 Centrales Hidroelectricas de Aysén S. A. celebrated its First General Shareholders’ Meeting and approved a capital increase of ThCh$ 20,000,000 divided into 2,000,000 nominative shares, all of the same unique series, of equal value and without par value. All of which will be subscribed to and effectively paid within three years from the date of the First General Shareholders’ Meeting. Accordingly, of the 1,999,000 shares corresponding to the capital increase, Endesa-Chile will subscribe to 1,019,900 shares, representing 51% of the capital increase and 50.99995% of current shareholders’ equity, while the new shareholder, Colbún S.A., is subscribing to 980,000 shares representing 49% of the capital increase. Endesa Inversiones Generales S.A. will not exercise its preferential right to subscribe to shares. Therefore, its participation in the current shareholders’ equity will be 0.00005%

As of October 10, 2006, Endesa-Chile subscribed to and effectively paid Ch$ 10,158,194,040 for 1,019,899 shares, which corresponds to Ch$ 10,000 per share. This amount is equal to the placement price agreed to in Centrales Hidroelectricas de Aysén S.A.’s First General Shareholders’ Meeting. In the same transaction, the Company subscribed to and effectively paid Ch$ 10,000 for 1 share, an amount that is equal to the placement price agreed to in Centrales Hidroeléctricas de Aysén S.A.’s First General Shareholders’ Meeting. The payment of the subscribed share was made in conformity with the terms established in the public deed “Payment of Acquired Shares by Transfer of Bare Property and the Granting of Usufruct of Groundwater Rights”, which has been subscribed to by all parties to date with the sum of Ch$ 9,955 paid in cash and through contribution of the bare property of the groundwater rights that are described in the aforementioned deed and are valued at Ch$ 5.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investments in related companies, continued:
c. Reorganizations of entities under common control
(i.)	Endesa Brasil S.A. was formed on June 10, 2005 as part of a reorganization of entities under common control. Its main objective is to be the holding company of other companies and societies that are direct or indirect participants in the electric sector, including transmission, distribution, generation and commercialization of electric energy in Brazil and offshore. Endesa Brasil was created as an energy holding concentrating all the electric assets of Endesa S.A.’s group in Brazil.

Endesa Brasil holds shares in the following companies: Companhia de Interconexão Energética — CIEN, Central Geradora Termelétrica Fortaleza – CGTF, Companhia de Energética do Ceará - COELCE, Ampla Energia e Serviços S.A., Ampla Investimentos e Serviços S.A., Investluz S.A. and Centrais Elétricas Cachoeira Dourada S.A. – CDSA.

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
The economic participation of the Company in Endesa Brasil S.A. is 37.85%.

(ii.)	On September 6, 2005, the Company acquired 189,000 shares of Ingendesa S.A. for ThCh$ 60,606 (historic value), increasing its direct participation in that company to 98.75%.

(iii.)	On November 22, 2005, the Company sold 1 share of Compañía Eléctrica San Isidro S.A. to Endesa Inversiones Generales S.A., for the historical amount of ThCh$ 14.
     All the transfers were recorded at book value of the related investments.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investments in related companies, continued:
d. Acquisitions
(i.)	On August 11, 2005, the Company and its subsidiary Endesa Inversiones Generales S.A. acquired 99.999% and 0.001% of Inversiones Lo Venecia Ltda., for historical amounts of ThCh$ 8,360,472 and ThCh$ 82, (historic values) respectively. Lo Venecia Ltda was the owner of 25.001% of the paid-in capital of Compañía Eléctrica San Isidro S.A. As a result, Endesa-Chile now directly and indirectly owns 100% of the shares of Compañía Eléctrica San Isidro S.A.

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

(ii)	On January 13, 2006 the Company acquired 5,500 shares in Empresa Eléctrica Pangue S.A. for the sum of ThCh$ 5,638, increasing its participation in said company to 94.973981%.

On July 20, 2006, the Company acquired 3,500 shares in Empresa Eléctrica Pangue S.A. for the sum of ThCh$ 3,514, increasing its participation to 94.98% (94.97% as of December 31, 2005).

(iii)	On June 1, 2006 a merger occurred in Peru through the absorption of Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”) by the Company’s indirect subsidiary Edegel S.A.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants, this reorganization of companies under common control is accounted for using the pooling of interests method. As a result of the merger, which materialized through stock issued by the Company’s indirect subsidiary Edegel, the Company decreased its indirect participation in Edegel, held through its investment vehicle Generandes Perú S.A. to 55.44% (63.56% as of December 31, 2005) and a decrease in equity was recognized in other reserves amounting to ThCh$ 9,599,504.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investments in related companies, continued:
(iv)	On October 5, 2004, Corporación Financiera del Valle (“Corfivalle”) committed to withdrawing as a shareholder of Central Hidroeléctrica de Betania S.A.E.S.P., through an exchange of assets between Corfivalle and Endesa-Chile, which was to take place as soon as the legal processes defined by both parties was to be settled. On December 29, 2006, the transaction was legally formalized and effective.

As a result of the finalized transaction, Endesa-Chile through its indirect subsidiary Betania transferred a transformer station previously owned by Betania and 3.81% participation in Empresa de Energía de Bogotá S.A. E.S.P. to Corfivalle in exchange for 14.3% participation in Central Hidroélectrica de Betania S.A. E.S.P. which, prior to the formalization of the transaction was owned by Corfivalle. Consequently, the Company increased its participation in Central Hidroeléctrica de Betania S.A. E.S.P. from 85.62% to 99.99%.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants and Circular No. 1697 of the Superintendency of Securities and Insurance, the Company accounted for the purchase of minority interest in Betania under the purchase method and consequently valued the assets and liabilities acquired from Central Hidroeléctrica de Betania S.A., at their respective fair values. As a result of this evaluation, it was concluded that the fair values do not significantly differ from the book values.

Consequently, the aforementioned purchase of minority interest was recorded in conformity with Technical Bulletin No. 72 of the Chilean Association of Accounts and resulted in a negative goodwill amounting to ThCh$ 7,314,475.
e. Dissolution of related parties:
(i.)	As of October 3, 2005 Sociedad Lajas Inversoras S.A., owner of 99.61% of the Brazilian company Cachoeira Dourada S.A. was dissolved and liquidated. The assets of the company were allocated among all shareholders proportionally to their participation, meaning that the Company’s indirect subsidiary Edegel S.A. received 11.47% of these assets and the Company’s subsidiary Compañía Eléctrica Cono Sur S.A. received 88.53% of these assets.

(ii.)	On November 29, 2005, the Company acquired 0.001% of Inversiones Lo Venecia Ltda. (see Note 10 d. (i)) for the amount of ThCh$ 83. As a result of this purchase, Inversiones Lo Venecia Ltda. ceased to exist as a separate legal entity, given that the Company already owned the remaining 99.999% of its shares. All assets and liabilities owned by Lo Venecia Ltda. were transferred to Endesa Chile S.A..

(iii.)	On November 29, 2005, the Company transferred the assets of Inversiones Eléctricas Quillota S.A. to Endesa Chile S.A. (individual entity) through the dissolution of Inversiones Eléctricas Quillota

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investments in related companies, continued:
(iv)	As a result of a reconciliation agreement signed on October 5, 2004, Corporación Financiera del Valle (Corfivalle) will withdraw its participation in Central Hidroeléctrica de Betania S.A. E.S.P. through an exchange of assets between Grupo Corfivalle and the Company. This agreement will be formalized during 2006 when the legal processes defined by both parts are completed. Afterwards, the assets will be transferred.

In this transaction, the Company was to transfer Betania S.A. E.S.P.’s electric substation as well as 3.81% of its participation in Empresa de Energía de Bogotá S.A. E.S.P. to Corfivalle in exchange for Corfivalle’s 14.3% participation in Central Hidroeléctrica de Betania S.A. E.S.P.

The parties, understanding that the measures necessary to complete the asset transfer would occur gradually, have granted usufruct of political and economic rights of the aforementioned assets, which was exchanged on January 1, 2004. Hence, the Company’s 3.81% participation in Empresa Eléctrica de Bogotá S.A., which was subject to complete execution of this agreement, was shown under other assets.

As a first step of the transaction, on January 30, 2006, Capital Energía S.A. (“Cesa”) was dissolved and liquidated. Cesa owned 48.48% of Emgesa S.A.. Central Hidroeléctrica Betania S.A. controlled Cesa with 51.00% participation.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants, this transaction performed by companies under common control was accounted for using the pooling of interests method. As a result of the transaction, the Company increased its indirect participation in Emgesa to 23.45%. (22.36% as of December 31, 2005). In addition, an increase in equity was recognized in other reserves amounting to ThCh$3,189,180.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investments in related companies, continued:
f. Net investment hedge
In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2004, 2005 and 2006, the Company has designated long-term liabilities denominated in foreign currencies as hedges against net investments in foreign countries, when the functional currency of those investments is the same currency in which the liability is denominated. The Company recorded foreign exchange gains and losses on those liabilities as cumulative translation adjustments in shareholders’ equity, and in this way, for accounting purposes, they act as economic hedges of the foreign exchange risk for accounting purposes affecting the investments. To the extent that liabilities exceed the total investment, the gain or loss on the ineffective portion of the hedging liability is recorded in current income. As of December 31, 2006 the corresponding investments and associated liabilities are as follows:

	As of December 31, 2006
	Country of		Reporting	Associated
Company	Origin	Investment	Currency	Liability
		ThCh$		ThCh$
Central Hidroeléctrica Betania S.A.	Colombia	331,103,269	US$	244,249,312
Endesa Brasil S.A.	Brazil	364,622,736	US$	370,553,280
Edegel S.A.	Peru	140,498,360	US$	112,553,841
Hidroeléctrica El Chocón S.A.	Argentina	176,190,422	US$	78,476,027
Comercializadora de Energia del Mercosur S.A.	Argentina	3,715,938	US$	2,490,419
Endesa Costanera S.A.	Argentina	82,724,307	US$	48,643,241
Distrilec Inversora S.A.	Argentina	2,292,378	US$	1,203,372

Total		1,101,147,410		858,169,492

	As of December 31, 2005
	Country of		Reporting	Associated
Company	Origin	Investment	Currency	Liability
		ThCh$		ThCh$
Central Hidroeléctrica Betania S.A.	Colombia	319,463,341	US$	240,501,705
Endesa Brasil S.A.	Brazil	338,400,058	US$	370,536,087
Edegel S.A.	Peru	153,272,201	US$	117,491,638
Hidroeléctrica El Chocón S.A.	Argentina	159,724,269	US$	74,213,758
Comercializadora de Energia del Mercosur S.A.	Argentina	3,651,457	US$	2,581,450
Endesa Costanera S.A.	Argentina	82,679,287	US$	52,664,511
Distrilec Inversora S.A.	Argentina	2,368,564	US$	1,182,741

Total		1,059,559,177		859,171,890

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
10. Investments in related companies, continued:

	As of December 31, 2004
	Country of		Reporting	Associated
Company	Origin	Investment	Currency	Liability
		ThCh$		ThCh$
Central Hidroeléctrica Betania S.A.	Colombia	351,719,201	US$	268,701,723
Central Hidroeléctrica Cachoeira Dourada S.A.	Brazil	353,165,254	US$	345,177,246
Edegel S.A.	Peru	174,651,803	US$	102,852,001
Compañía de Interconexión Energética S.A.	Brazil	55,880,257	US$	42,565,097
Hidroeléctrica El Chocón S.A.	Argentina	177,684,337	US$	82,290,548
Comercializadora de Energia del Mercosur S.A.	Argentina	4,057,014	US$	2,659,954
Endesa Costanera S.A.	Argentina	98,304,635	US$	59,271,598
Distrilec Inversora S.A.	Argentina	2,769,732	US$	1,332,668

Total		1,218,232,233		904,850,835

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
11. Investments in other companies:
Investments in other companies as of December 31, 2005 and 2006 are as follows:

			As of December 31,
	Number of	Percentage
Company	shares	owned	2005	2006
		%	ThCh$	ThCh$
Club de la Banca y Comercio	1	—	1,893	2,060
Club Empresarial	1	1.00%	5,365	23,044
Empresa Eléctrica de Aysen S.A.	2,516,231	—	2,168,431	2,158,061
Cooperativa Eléctrica de Chillán Ltda.	—	—	14,135	14,135
CDEC-SIC Ltda.	—	14.84%	226,107	136,234
CDEC-SING Ltda.	—	7.83%	109,131	152,709
Empresa Eléctrica de Bogotá S.A (1)	—	1.69%	15,555,025	—
Financiera Eléctrica Nacional S.A.	4,098	0.10%	108,609	110,256
Electrificadora de la Costa S.A.	6,795,148	0.19%	23,330	91,500
Electrificadora del Caribe S.A.	42,784,058	0.71%	1,249,998	1,212,250

Total			19,462,024	3,900,249

(1)	See Note 10 (d) (iv), note 10 (e) (iv.)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
12. Goodwill and Negative Goodwill:
a. Goodwill as of December 31, 2005 and 2006, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Emgesa S.A.	1,325,994	1,176,818	724,050	13,924,538	7,846,896
Gasoducto Atacama Chile Ltda.	5,226	5,226	5,226	68,809	63,583
Edegel S.A.	33,656	29,869	30,390	353,449	329,224
Pangue S.A.	183,157	183,157	183,157	3,037,355	2,854,198

Total	1,548,033	1,395,070	942,823	17,384,151	11,093,901

b. Negative goodwill as of December 31, 2005 and 2006, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Edegel S.A.	8,445,981	7,495,788	1,693,940	23,447,324	22,162,386
Endesa Costanera S.A.	2,855,914	2,534,616	2,578,829	9,504,823	7,091,791
Central Hidroeléctrica Betania S.A (see note 10 d. (iv))	5,520,336	5,415,785	1,681,106	1,703,645	7,314,475
Emgesa S.A. (see note 10 d. (iv))	209,306	185,759	83,585	2,226,482	—

Total	17,031,537	15,631,948	6,037,460	36,882,274	36,568,652

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
13. Other intangibles:
The detail of other intangibles as of each year-end is as follows:

		As of December 31,
	Estimated	2005			2006
	Useful		Accumulated			Accumulated
	life	Total	Amortization	Net Balance	Total	Amortization	Net Balance
	Months	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Easements	24	2,740,113	(1,986,941)	753,172	2,886,422	(2,161,870)	724,552
Water rights	1,440	13,729,674	(1,545,384)	12,184,290	13,969,167	(1,951,614)	12,017,553
Salex-fourth line Comahue	60	8,559,528	(4,499,535)	4,059,993	6,946,625	(3,280,587)	3,666,038
Software	36	824,538	(712,103)	112,435	1,528,627	(1,228,469)	300,158
Other	—	589,033	(343,262)	245,771	353,947	(331,587)	22,360

Total		26,442,886	(9,087,225)	17,355,661	25,684,788	(8,954,127)	16,730,661

Amortization expense for the years ended December 31, 2004, 2005 and 2006 amounted to ThCh$ 1,482,461, ThCh$ 1,224,929, and ThCh$ 1,107,842 respectively.
14. Other assets:
Other assets as of each year-end are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Bond discount	11,385,954	8,938,877
Reimbursable contributions	2,855,377	2,299,823
Deferred commissions on loans and lines of credit	7,010,249	7,142,213
Minimum tax on productive assets (Argentina)	10,906,483	12,632,641
Bond issuance costs	4,822,041	4,244,621
Unrealized loss on derivative contracts	137,687	1,239,618
Investment “Empresa Eléctrica de Bogotá” (1), (2)	39,598,937	—
Other	1,029,468	1,272,912

Total	77,746,196	37,770,705

(1)	See Note 10 e (iv)

(2)	As a result of a reconciliation agreement signed on October 5, 2004, Corporación Financiera del Valle (Corfivalle) will withdraw its participation in Central Hidroelécrica de Betania S.A. E.S.P. through an exchange of assets between Grupo Corfivalle and the Company. This agreement was formalized during 2006 when the legal processes defined by both parts are completed. Afterwards, the assets were transferred.

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
Chilean pesos as of December 31, 2006, except as stated)
15. Debt due to banks and financial institutions:
a. Short-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total
	US$		Other Foreign Currencies		Ch$
Financial Institution	2005	2006	2005	2006	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco BBVA	—	—	—	—	5	—	5	—
Banco Barings	605,415	—	—	—	—	—	605,415	—
Banco Continental	2,355,647	2,184	—	5,069,490	—	—	2,355,647	5,071,674
Banco Ciudad de Buenos Aires	—	—	2,116,073	2,102,568	—	—	2,116,073	2,102,568
Banco de Crédito e Inversiones Perú	—	—	568,943	—	—	—	568,943	—
Banco de Galicia y Buenos Aires	570,880	591,097	—	—	—	—	570,880	591,097
Banco de Bogotá	—	—	—	19,712,308	—	—	—	19,712,308
Banco Itau	1,217,109	864,585	—	—	—	—	1,217,109	864,585
AVVillas	—	—	—	2,857,004	—	—	—	2,857,004
Banco Provincia de Buenos Aires	1,241,702	1,347,575	—	—	—	—	1,241,702	1,347,575
Banco Santander	—	—	2,955,910	4,566,626	—	—	2,955,910	4,566,626
Citibank	—	—	343,784	4,926,327	—	—	343,784	4,926,327
Banco Bladex	615,357	2,439,560	—	—	—	—	615,357	2,439,560
Bancolombia	—	—	—	12,063,815	—	—	—	12,063,815

Total	6,606,110	5,245,001	5,984,710	51,298,138	5	—	12,590,825	56,543,139

Total principal	6,501,853	4,377,268	5,578,405	51,208,360	—	—	12,080,258	55,585,628

Weighted average	5.85%	6.94%	8.71%	7.94%	1.00%	—	7.21%	7.85%

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
15. Debt due to banks and financial institutions, continued:

	As of December 31,
	2005	2006
	%	%
Percentage of debt in foreign currency	100.00%	100.00%
Percentage of debt Chilean Peso	—	—

Total	100.00%	100.00%

b.	Current portion of long-term debt due to banks and financial institutions were denominated as follows:

	Foreign Currency				Local Currency		Total
	US$		Other Foreign Currencies		Ch$
Financial Institution	2005	2006	2005	2006	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bancafe	—	—	1,203,288	1,224,653	—	—	1,203,288	1,224,653
Bancolombia	—	—	3,208,770	4,456,393	—	—	3,208,770	4,456,393
Banesto	4,391,906	4,413,387	—	—	—	—	4,391,906	4,413,387
Banco Continental	—	1,326,929	3,937	9,829,342	—	—	3,937	11,156,271
Banco Bilbao Vizcaya Argentaria S.A.	—	—	—	1,012,536	—	—	—	1,012,536
Banco Estado	—	—	—	—	1,825,596	386,869	1,825,596	386,869
Banco de Crédito	—	—	3,034	10,125	—	—	3,034	10,125
Banco Mediocredito Italiano	—	—	1,841,361	2,028,368	—	—	1,841,361	2,028,368
Banco Nationale París	3,493,889	3,508,128	—	—	—	—	3,493,889	3,508,128
Banco Santander Central Hispano	—	—	—	1,152,921	—	—	—	1,152,921
Caja Madrid Miami Agency	18,541	14,456	—	—	—	—	18,541	14,456
Conavi	—	—	2,005,482	2,041,089	—	—	2,005,482	2,041,089
Colpatria	—	—	802,193	816,521	—	—	802,193	816,521
Corfinsura	—	—	3,208,770	3,265,742	—	—	3,208,770	3,265,742
Granahorrar	—	—	1,203,288	1,224,653	—	—	1,203,288	1,224,653
Davivienda	—	—	2,419,275	2,836,477	—	—	2,419,275	2,836,477
Export Development Corporation	1,733,770	1,800,708	—	—	—	—	1,733,770	1,800,708
J.P. Morgan Chase Bank	93,751	13,405,136	—	—	—	—	93,751	13,405,136
Citibank	—	2,134,696		—		—		2,134,696
Kreditanstalt für Wiederaufbau	298,660	300,064	—	—	—	—	298,660	300,064
Credit Suisse First Boston		11,218		—		—		11,218
Skandinaviska Enskilda Banken	1,737,851	882,607	—	—	—	—	1,737,851	882,607

Deutsche Bank	—	123,514	—	—	—	—	—	123,514

Standard Bank	—	123,515	—	—	—	—	—	123,515
The Bank of Tokyo-Mitsubishi, Ltd.New York Branch	—	2,517	—	—	—	—	—	2,517
WestLB AG, New York Branch	—	2,308,262	—	—	—	—	—	2,308,262

Scotiabank	—	—	—	91,477	—	—	—	91,477

Total	11,768,368	30,355,137	15,899,398	29,990,297	1,825,596	386,869	29,493,362	60,732,303

Total Principal	10,941,478	29,412,041	13,514,489	29,819,999	1,825,596	386,869	26,281,563	59,618,909

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
15. Debt due to banks and financial institutions, continued:
b. Current portion of long-term debt due to banks and financial institutions, continued:

	As of December 31,
	2005	2006
	%	%
Percentage of debt in foreign currency	93.81%	99.36%
Percentage of debt in Chilean Peso	6.19%	0.64%

Total	100.00%	100.00%

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
15. Debt due to banks and financial institutions, continued:
c. Long-term portion of debt due to banks and financial institutions were denominated as follows:

		As of
		December
		31, 2005	As of December 31, 2006
			After 1	After 2	After 3	After 5
			year but	years but	years but	years but		Total long-	Annual
		Long-term	within 2	within 3	within 5	within 10	After 10	term	interest
Financial Institution	Currency	portion	years	years	years	years	years	portion	rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	2,834,338	—	—	1,885,548	—	—	1,885,548	5.71%
Instituto de Crédito Oficial	US$	2,834,338	—	—	2,684,134	—	—	2,684,134	5.71%
Bancafe	$ Colom	1,145,384	—	—	—	—	—	—
Bancolombia	$ Colom	3,054,360	—	23,071,588	—	—	—	23,071,588	9.07%
Banesto	US$	6,393,772	2,168,434	—	—	—	—	2,168,434	6.83%
Banco Bilbao Viscaya Argentaria	US$	8,503,016	—	—	5,656,644	—	—	5,656,644	5.71%
Banco Bilbao Viscaya Argentaria	$ Colom	—	—	19,620,308	—	—	—	19,620,308	9.07%
Banco Estado	$ Readj.	971,845	—	—	—	—	—	—
Banco Estado	US$	—	—	—	549,027	—	—	549,027	5.71%
Banco Nationales de Paris	US$	6,499,168	2,430,049	1,752,439	—	—	—	4,182,488	5.78%
Banco Nationales de Paris	US$	7,704,858	871,028	871,028	1,742,056	3,484,113	—	6,968,225	5.98%
Banco Medio Crédito	$ Arg	8,209,989	2,022,063	2,022,063	3,033,467	—	—	7,077,593	1.75%
Banco Santander Central Hispano	US$	8,503,016	—	—	7,004,256	—	—	7,004,256	5.71%
Banco Santander Central Hispano	$ Colom	—	—	22,337,554	—	—	—	22,337,554	9.07%
Bank Of Tokio Mitsubishi Ltda	US$	6,802,413	—	—	5,872,925	—	—	5,872,925	5.71%
Caja Madrid, Miami Agency	US$	4,421,568	—	—	2,941,455	—	—	2,941,455	5.71%
Citibank N.A.	US$	8,503,016	—	—	7,004,256	—	—	7,004,256	5.71%
Citibank	US$	—	—	10,647,800	—	—	—	10,647,800	6.00%
Colpatria	$ Colom	763,591	—	—	—	—	—	—
Conavi	$ Colom	1,908,976	—	—	—	—	—	—
Corfinsura	$ Colom	3,054,361	—	—	—	—	—	—
Davivienda	$ Colom	2,290,771	—	7,502,299	—	—	—	7,502,299	9.07%
Export Development Corporation Loan	US$	5,993,254	762,225	762,225	1,524,450	2,286,675	—	5,335,575	6.61%
Export Development Corporation Loan	US$	2,659,373	773,075	773,075	386,537	—	—	1,932,687	6.25%
Export Development Canada	US$	—	—	—	998,231	—	—	998,231	5.71%
Granahorrar	$ Colom	1,145,405	—	—	—	—	—	—
Kreditanstalt für Wiederaufbau	US$	715,607	436,853	—	—	—	—	436,853	4.85%
JP Morgan Chase Bank	US$	13,081,563	—	—	—	—	—	—
WestLB AG, New York Branch	US$	—	—	8,518,240	—	—	—	8,518,240	6.45%
Banco de Crédito	Soles	6,329,174	16,990,017	—	—	—	—	16,990,017	5.00%
Banco Continental	Soles	8,998,102	—	—	—	—	—	—
Banco Continental	US$	—	—	10,257,565	8,656,800	—	—	18,914,365	5.00%
Skandinaviska Enskilda Banken	US$	864,649	—	—	—	—	—	—
Credit Suisse First Boston	US$	15,697,875	4,565,624	9,126,686	2,279,390	—	—	15,971,700	11.12%
Banco Provincia de Buenos Aires	US$	523,263	—	—	—	—	—	—
Deutsche Bank AG, New York Branch	US$	2,267,470	—	—	1,508,438	—	—	1,508,438	5.71%
Deutsche Bank AG, New York Branch	US$	—	3,105,607	6,211,218	17,302,675	—	—	26,619,500	8.89%
Scotiabank	Soles	—	8,326,400	—	—	—	—	8,326,400	6.75%
ING Bank N.V., Curacao Branch	US$	10,883,860	—	—	7,240,504	—	—	7,240,504	5.71%
San Paolo	US$	6,802,413	—	—	4,525,315	—	—	4,525,315	5.71%
HSBC	US$	5,668,677	—	—	3,771,096	—	—	3,771,096	5.71%
The Royal Bank of Scotland PLC	US$	—	—	—	399,293	—	—	399,293	5.71%
B.N.P. Paribas Panama Branco	US$	—	—	—	798,585	—	—	798,585	5.71%
Banesto N.Y. Branch	US$	—	—	—	399,293	—	—	399,293	5.71%
Standard Bank	US$	—	3,105,607	6,211,218	17,302,675	—	—	26,619,500	8.89%

Total		166,029,465	45,556,982	129,685,306	105,467,050	5,770,788	—	286,480,126

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
15. Debt due to banks and financial institutions, continued:

	As of December 31,
	2005	2006
	%	%
Percentage of debt in foreign currency	99.44%	100.00%
Percentage of debt in Chilean Peso	0.56%	0.00%

Total	100.00%	100.00%

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
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable
a. Details of the current portion of bonds payable is as follows at each year-end:

						Par Value
			Face Value	Interest	Maturity	ThCh$	ThCh$
Issuer	Series	Currency	Outstanding	rate	Date	2005	2006
Endesa-Chile	1	US$	230,000,000	7.88%	02-01-2027	3,537,645	3,604,972
Endesa-Chile	2	US$	220,000,000	7.33%	02-01-2037	3,513,491	3,574,778
Endesa-Chile	3	US$	200,000,000	8.13%	02-01-2097	734,801	785,969
Endesa-Chile	1	US$	400,000,000	7.75%	07-15-2008	7,434,687	7,564,374
Endesa-Chile	1	US$	400,000,000	8.50%	04-01-2009	4,447,731	4,525,315
Endesa-Chile	E-1 and E-2	U.F.	6,000,000	6.20%	08-01-2006	112,915,513	—
Endesa-Chile	F	U.F.	1,500,000	6.20%	08-01-2022	700,457	699,850
Endesa-Chile	144A	US$	400,000,000	8.35%	08-01-2013	7,282,070	7,409,094
Endesa-Chile	144A	US$	200,000,000	8.63%	08-01-2015	3,760,949	3,826,553
Endesa-Chile	G	U.F.	4,000,000	4.80%	10-15-2010	725,487	724,858
Endesa-Chile	H	U.F.	4,000,000	6.20%	10-15-2008	933,940	933,132
Betania	B	$ Col.	400,000,000,000	10.70%	11-10-2011	1,115,596	1,401,250
Edegel-Peru	1	US$	30,000,000	8.75%	06-03-2006	15,806,229	—
Edegel-Peru	2	US$	30,000,000	8.41%	02-14-2007	503,052	16,480,993
Edegel-Peru	3	US$	30,000,000	8.75%	06-13-2007	71,032	16,042,565
Edegel-Peru	3A	Soles	50,000,000	4.13%	09-04-2006	7,726,866	—
Edegel-Peru	3B	Soles	50,000,000	4.88%	10-30-2006	7,687,466	—
Edegel-Peru	4A	Soles	50,000,000	4.75%	12-12-2006	7,643,621	—
Edegel-Peru	5 A	US$	10,000,000	3.75%	01-26-2009	83,940	85,404
Edegel-Peru	6 A	Soles	30,000,000	5.88%	02-27-2008	91,840	100,281
Edegel-Peru	6 B	Soles	20,000,000	5.88%	06-18-2008	9,362	10,223
Edegel-Peru	7 A	US$	10,000,000	7.33%	01-26-2007	126,819	167,150
Edegel-Peru	8 A	Soles	22,370,000	6.00%	02-23-2007	62,547	68,296
Edegel-Peru	8 B	Soles	25,700,000	6.47%	03-30-2008	63,386	69,212
Edegel-Peru	9 A	Soles	70,000,000	6.91%	06-1-2009	61,441	67,088
Edegel-Peru	10 A	Soles	35,000,000	6.72%	10-21-2010	68,739	75,057
Edegel-Peru	11 A	US$	20,000,000	3.71%	11-18-2012	73,979	75,311
Edegel-Peru	13 A	Soles	25,000,000	6.47%	10-20-2013	—	52,365
Edegel-Peru	14 A	Soles	25,000,000	6.09%	10-27-2010	—	44,397
Edegel-Peru	15 A	Soles	30,000,000	6.16%	11-27-2011	—	28,193
Emgesa-Colombia	A-1	$ Col.	15,000,000,000	9.36%	01-26-2007	54,716	190,202
Emgesa-Colombia	B-7	$ Col.	19,500,000,000	9.13%	02-23-2006	3,529,370	—
Emgesa-Colombia	B-10	$ Col.	229,825,000,000	10.30%	10-09-2009	1,136,232	—
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	9.87%	11-10-2009	182,356	94,157
Emgesa-Colombia	C-10	$ Col.	8,928,433,000	10.25%	10-09-2009	85,905	50,992
Emgesa-Colombia	C-10	$ Col.	15,889,565,000	10.62%	10-08-2009	46,530	1,156,693
Emgesa-Colombia	B-1	$ Col.	50,000,000,000	12.43%	07-26-2006	12,707,360	—
Emgesa-Colombia	B-1	$ Col.	85,000,000,000	12.43%	07-26-2006	1,054,346	—
Emgesa-Colombia	A-10	$ Col.	210,000,000,000	10.33%	02-23-2015	4,467,004	579,485
Emgesa-Colombia	A1	$Col	15,000,000,000	8.68%	07-26-2006	19,471,553	—
Endesa Chile Internacional	Only	US$	150,000,000	7.20%	04-01-2006	79,902,183	—

Total						309,820,243	70,488,209

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:
b. Details of the long-term portion of bonds payable is as follows at each year-end:

						Par Value
			Face Value	Interest	Maturity	2005	2006
Issuer	Series	Currency	Outstanding	Rate	Date	ThCh$	ThCh$
Endesa-Chile	1	US$	230,000,000	7.88%	02-01-2027	107,729,806	109,608,986
Endesa-Chile	2	US$	220,000,000	7.33%	02-01-2037	115,117,750	117,125,800
Endesa-Chile	3	US$	200,000,000	8.13%	02-01-2097	21,148,177	21,517,074
Endesa-Chile	1	US$	400,000,000	7.75%	07-15-2008	209,305,000	212,956,000
Endesa-Chile	Only	US$	400,000,000	8.50%	04-01-2009	209,305,000	212,956,000
Endesa-Chile	F	U.F.	1,500,000	6.20%	08-01-2022	27,528,422	27,504,570
Endesa-Chile	144A	US$	400,000,000	8.35%	08-01-2013	209,305,000	212,956,000
Endesa-Chile	144A	US$	200,000,000	8.63%	08-01-2015	104,652,500	106,478,000
Endesa-Chile	G	U.F.	4,000,000	4.80%	10-15-2010	73,409,124	73,345,520
Endesa-Chile	H	U.F.	4,000,000	6.20%	10-15-2008	73,409,124	73,345,520
Betania	B	$ Col.	400,000,000,000	10.70%	11-10-2011	68,723,204	95,121,057
Edegel-Peru	2	US$	30,000,000	8.41%	2-14-2007	15,697,875	—
Edegel-Peru	3	US$	30,000,000	8.75%	6-13-2007	15,697,875	—
Edegel-Peru	5A	US$	10,000,000	3.75%	1-26-2009	5,232,625	5,323,900
Edegel-Peru	6 A	Soles	30,000,000	5.88%	2-27-2008	4,575,306	4,995,840
Edegel-Peru	6 B	Soles	20,000,000	5.88%	6-18-2008	3,050,204	3,330,560
Edegel-Peru	7 A	US$	10,000,000	8.50%	7-26-2009	5,232,625	5,323,900
Edegel-Peru	8 A	Soles	22,370,000	6.00%	03-10-2008	3,411,653	3,725,230
Edegel-Peru	8 B	Soles	25,700,000	6.47%	03-30-2008	3,919,512	4,279,769
Edegel-Peru	9A	Soles	70,000,000	6.91%	06-01-2009	10,675,714	11,656,960
Edegel-Peru	10A	Soles	35,000,000	6.72%	10-21-2010	5,337,857	5,828,480
Edegel-Peru	11A	US$	20,000,000	3.71%	11-18-2012	10,465,250	10,647,800
Edegel-Peru	13 A	Soles	25,000,000	6.47%	10-20-2013	—	4,163,200
Edegel-Peru	14 A	Soles	25,000,000	6.09%	10-27-2010	—	4,163,200
Edegel-Peru	15 A	Soles	30,000,000	6.16%	11-27-2011	—	4,995,840
Emgesa-Colombia	B-10	$ Col.	229,825,000,000	10.30%	10-09-2009	52,647,645	54,652,729
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	9.87%	11-10-2009	13,744,473	14,268,154
Emgesa-Colombia	C-10	$ Col.	8,928,433,000	10.25%	10-09-2009	3,686,110	2,243,172
Emgesa-Colombia	C-10	$ Col.	15,889,565,000	10.62%	10-09-2009	2,071,243	3,992,085
Emgesa-Colombia	A-10	$ Col.	250,000,000,000	10.33%	02-23-2015	48,106,194	59,450,686

Total						1,423,185,268	1,465,956,032

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:
c. Bonds payable by entities:
Endesa-Chile (individual legal entity):
Risk ratings of the last two bonds issuances are as follows:

Rating Entity	Category

Feller — Comisión Clasificadora de Riesgo Ltda.	A+
Comisión Clasificadora de Riesgo	A+
Fitch Chile Clasificadora de Riesgo Ltda.	A+

Fourth Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento

Issuance Value	Seven and a half million (UF 7,500,000) divided into:
Series E-1: 1000 bonds at UF 1,000 each.
Series E-2: 500 bonds at UF 10,000 each.
Series F: 150 bonds at UF 10,000 each.

Indexation	Based on variations in Unidad de Fomento index

Amortization period	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.

Early Redemption	Only in the case of Series F, beginning February 1, 2012.

Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.

Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.

Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.

Interest payments	Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest as of December 31, 2006 amounted to ThCh$ 699,850 (ThCh$ 3,502,284 in 2005) and is presented under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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

Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.

Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.

Interest payments	Interest will be paid semi-annually each April 15 and October 15, starting April 15, 2004. Accrued interest as of December 31, 2006 amounted to ThCh$ 1,657,990 (ThCh$ 1,659,429 in 2005) and is presented under current liabilities.
•	The Company has issued and placed four public offerings of bonds in the international market as follows:
Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category

Standard & Poor’s Moody’s Investors Services Fitch	BBB- Baa3 BBB

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
Series 3 full expiration on February 1, 2097

Nominal interest rate	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually

Interest Payments	Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of December 31, 2006 amounts to ThCh$ 11,197,384 (ThCh$ 11,005,411 in 2005), which is shown under current liabilities.

Second Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.

Issuance Value	Four hundred million US Dollars (US$ 400,000,000)

Indexation	Variation in the US Dollar

Capital amortization	Series 1 full expiration on July 15, 2008

Nominal interest rate	Series 1: 7.75% annually

Interest Payments	Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of December 31, 2006 amounts to ThCh$ 7,564,374 (ThCh$ 7,434,687 in 2005), which is shown under current liabilities.

Third Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.

Issuance Value	Four hundred million US Dollars (US$ 400,000,000)

Indexation	Variation in the US Dollar

Capital amortization	Series 1 full expiration on April 1, 2009

Nominal interest rate	Series 1: 8.50% annually

Interest Payments	Interest will be paid semi-annually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of December 31, 2006 amounts to ThCh$ 4,525,315 (ThCh$ 4,447,731 in 2005), which is shown under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:

Fourth Issuance	Issuance Terms

Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Marketable electronic securities denominated in US$(Yankee bonds) in the US and European market under the Rule 144-A.

Issuance Value	Six hundred million US Dollars (US$ 600,000,000) divided in two series.

Indexation	Variation in the US Dollar

Capital amortization	Series 1: expiration on August 1, 2013: US Dollars 400,000,000;
Series 2: expiration on August 1, 2015: US Dollars 200,000,000

Nominal interest rate	Series 1: 8.35% annually
Series 2: 8.625% annually

Interest Payments	Interest will be paid semi-annually each February 1 and August 1 annually, starting July 23, 2003. Accrued interest as of December 31, 2006 amounts to ThCh$ 11,235,647 (ThCh$ 11,043,019 in 2005), which is shown under current liabilities.
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
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:
Endesa-Chile Internacional
Endesa-Chile Internacional issued Yankee Bonds on April 1, 1996. The risk rating of these bonds is as follows as of the date of these financial statements:

Rating Entity	Category

Standard & Poor’s Moody’s Investors Services	BBB- Baa3

First Issuance	Issuance Terms

Issuer	Endesa-Chile Internacional

Securities issued	Marketable securities denominated in US$(150,000 bonds).

Issuance Value	One hundred and fifty million Dollars (US$ 150,000,000)

Readjustment	Variation in the US Dollar

Capital amortization	Full expiration as of April 1, 2006

Nominal interest rate	7.2 % annually until expiration

Interest Payments	Interest is to be paid semi-annually, beginning on October 1, 1996. Accrued interest as of December 31, 2006 amounts to ThCh$ 0 (ThCh$ 1,412,809 in 2005), which is shown under current liabilities.

Guarantee	As of December 31, 2006 this emission is totally paid.
Edegel S.A.
Edegel S.A. has performed twenty one issuances of bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, 2004, June 18, 2004, July 26, 2004, March 10, 2005, March 30, 2005, June 1, 2005, October 21, 2005, November 18, 2005 and the three last issuances on November 18, 2006. The outstanding bonds are detalled as follows:

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in US$(110,000 bonds).

Issuance Value	One hundred and ten million US dollars (US$ 110,000,000)

Capital amortization	Full expiration as of June 3, 2006, February 14, 2007, and June 13, 2007, respectively.

Nominal interest rate	8.75%, 8.41%, 8.75%, and 8.44% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 708,922 (ThCh$ 682,437 in 2005) and is shown under other current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).

Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)

Capital amortization	Full expiration as of September 4, 2006

Nominal interest rate	4.13% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 0 (ThCh$ 101,356 in 2005) and is shown under other current liabilities. As of December 31, 2006 this issuance has been paid-in-full.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).

Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)

Capital amortization	Full expiration as of October 30, 2006.

Nominal interest rate	4.875% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 0 (ThCh$ 61,956 in 2005) and is shown under other current liabilities. As of December 31, 2006 this issuance has been paid-in-full.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).

Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)

Capital amortization	Full expiration as of December 12, 2006.

Nominal interest rate	4.75% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 0 (ThCh$ 18,110 in 2005) and is shown under other current liabilities. As of December 31, 2006 this issuance has been paid-in-full.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in US Dollar (10,000 bonds).

Issuance Value	Ten million US Dollar (US$ 10,000,000)

Capital amortization	Full expiration as of January 26, 2009.

Nominal interest rate	3.75% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 85,404 (ThCh$ 83,940 in 2005) and is shown under other current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (6,000 bonds).

Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)

Capital amortization	Full expiration as of September 27, 2008.

Nominal interest rate	5.875% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 100,281 (ThCh$ 91,840 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (4,000 bonds).

Issuance Value	Twenty million Peruvian Soles (Peruvian Soles 20,000,000)

Capital amortization	Full expiration as of June 18, 2008.

Nominal interest rate	5.88% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 10,223 (ThCh$ 9,363 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in US$(10,000 bonds).

Issuance Value	Ten million US$(US$ 10,000,000)

Capital amortization	Full expiration as of July 26, 2009.

Nominal interest rate	7.33% annually

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 167,150 (ThCh$ 126,819 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (4,474 bonds).
Issuance Value	Twenty two million, three hundred seventy thousand Peruvian Soles (Peruvian Soles 22,370,000)

Capital amortization	Full expiration as of March 10, 2008.

Nominal interest rate	6.00% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 68,296 (ThCh$ 62,547 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,140 bonds).

Issuance Value	Twenty five million, seven hundred thousand Peruvian Soles (Peruvian Soles 25,700,000)

Capital amortization	Full expiration as of March 30, 2008.

Nominal interest rate	6.47% annually.
Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 69,212 (ThCh$ 63,386 in 2005) and is shown under other current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (14,000 bonds).

Issuance Value	Seventy million Peruvian Soles (Peruvian Soles 70,000,000)

Capital amortization	Full expiration as of June 01, 2009.

Nominal interest rate	6.91% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 67,088 (ThCh$ 61,441 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (7,000 bonds).

Issuance Value	Thirty five million Peruvian Soles (Peruvian Soles 35,000,000)

Capital amortization	Full expiration as of October 21, 2010.
Nominal interest rate	6.72% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 75,057 (ThCh$ 68,739 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated US Dollars (20,000 bonds).

Issuance Value	Twenty million US Dollars (US$ 20,000,000)

Capital amortization	Full expiration as of November 18, 2012.

Nominal interest rate	3.71% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 75,311 (ThCh$ 73,979 in 2005) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of October 20, 2013.

Nominal interest rate	6.47% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 52,365 and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of October 27, 2010.

Nominal interest rate	6.09% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 44,397 and is shown under other current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:

Issuance Terms

Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (6,000 bonds).

Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)

Capital amortization	Full expiration as of November 27, 2011.

Nominal interest rate	6.16% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 28,193 and is shown under other current liabilities.
Emgesa S.A.
Emgesa S.A. issued bonds on October 8, 1999, July 9, 2001, and February 23, 2005, from the first issuance, and on February 26, 2003 and February 23, 2005 as per the following:

First Issuance	Issuance Terms

Issuer	Emgesa S.A.

Securities issued	Marketable securities denominated in Colombian pesos

Issuance Value	Five hundred and thirty billion Colombian pesos ($Col 530,000,000,000)

Capital amortization	Full expiration between 2004 and 2009 at the amount of $Col 449,554,880

Nominal interest rate	8.97% annual average rate

Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 1,492,044 (ThCh$ 1,598,953 in 2005) and is shown under current liabilities.

Second Issuance	Issuance Terms

Issuer	Emgesa S.A.

Securities issued	Marketable securities denominated in Colombian pesos

Issuance Value	Fifty billion Colombian pesos ($Col 50,000,000,000)

Capital amortization	Full expiration on July 26, 2006

Nominal interest rate	12.43% average annual rate

Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 0 (ThCh$ 1,784,508 in 2005) and is shown under current liabilities. As of December 31, 2006 this bond has been paid-in-full.

Third Issuance	Issuance Terms

Issuer	Emgesa S.A.

Securities issued	Marketable securities denominated in Colombian pesos

Issuance Value	Two hundred and fifty billion of Colombian pesos ($Col 250,000,000,000)

Capital amortization	Full expiration on February 23, 2015

Nominal interest rate	IPC + 5.04% (10.33%) quarterly

Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 579,485 (ThCh$ 523,342 in 2005) and is shown under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
16. Bonds and notes payable, continued:
Central Hidroeléctrica de Betania S.A.
Central Hidroeléctrica de Betania S.A. E.S.P. issued bonds on November 11, 2004, as per the following:

First Issuance	Issuance Terms

Issuer	Central Hidroeléctrica de Betania S.A. E.S.P.

Securities issued	Ordinary bonds denominated in Colombian pesos

Issuance Value	Four hundred billion Colombian pesos ($Col 400,000,000,000)

Capital amortization	Expiration between 2009 and 2011 at the amount of $Col 400,000,000,000

Nominal interest rate	IPC+6.29% (10.70%) effective annual rate

Interest Payments	Interest will be paid quarterly. Accrued interest as of December 31, 2006 amounts to ThCh$ 1,401,205 (ThCh$ 1,115,596 in 2005) and is shown under current liabilities.
The discount of the bonds was deferred in the year of the respective issuance. As of December 31, 2005 and 2006, such discounts amount to ThCh$ 11,385,954 and ThCh$ 8,938,877 respectively and are shown under other assets.
d. Notes payable
Composition of the short-term and long-term balance per creditor as of each year end is as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Mitsubishi Corporation	28,286,512	31,263,006	53,796,618	57,143,548

Total	28,286,512	31,263,006	53,796,618	57,143,548

Balance includes financing arrangements provided by the supplier of electrical installations and equipment for San Isidro and Endesa Costanera plants.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
17. Accrued liabilities:
The accrued expenses included in short-term and long-term liabilities as of each year end are as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Employee salaries	9,333,113	10,041,838	—	—
Provision for contingences, lawsuits, and others	8,874,402	5,676,933	—	—
Provision for expenses, costs and investments	3,306,365	8,808,123	—	—
Post retirement benefits	—	—	4,231,387	4,241,073
Employee severance indemnities (1)	123,681	58,902	5,301,605	5,942,464
Pensions and post-retirement benefits of foreign subsidiaries	—	—	19,239,708	19,818,218
Accrued purchases of energy and power	822,448	—	—	—
Others	866,148	189,185	395,153	—

Total	23,326,157	24,774,981	29,167,853	30,001,755

(1)	Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2 (p), and an analysis of the changes in the accrual in each year is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Opening balance as of January 1	4,488,763	5,301,605
Net increase in accrual	1,057,749	1,884,341
Net transfers to short-term accrual	(244,907)	(1,243,482)

Total	5,301,605	5,942,464

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
18. Minority interest:
The information presented below represents the participation by non-controlling shareholders in the legal entities presented below. As a result the economic participation by minority interest shareholders may be larger at the consolidated level of Endesa-Chile.
a.	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2005			As of December 31, 2006
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Capital de Energía S.A.	360,943,855	49.00%	176,862,489	—	—	—
Central Hidroeléctrica Betania S.A.	374,886,708	14.38%	53,900,461	338,438,193	0.01%	20,448
Endesa Costanera S.A.	143,443,519	35.74%	51,259,409	139,758,763	35.74%	49,942,665
Edegel S.A.	440,365,430	36.44%	160,485,896	464,027,142	44.56%	206,758,769
Emgesa S.A. (1)	595,283,825	51.52%	306,671,774	618,289,529	76.55%	473,281,467
Empresa Eléctrica Pangue S.A.	97,690,887	5.02%	4,900,370	116,788,312	5.00%	5,858,335
Endesa Argentina S.A.	41,485,034	0.01%	4,148	39,793,197	0.01%	3,979
Generandes Perú S.A.	256,441,790	40.37%	103,523,037	235,060,927	40.37%	94,891,793
Hidroeléctrica El Chocón S.A.	171,383,120	34.81%	59,658,465	188,190,814	34.81%	65,509,222
Hidroinvest S.A.	68,639,517	30.07%	20,639,903	76,517,705	30.07%	23,008,874
Pehuenche S.A.	212,394,646	7.35%	15,611,006	216,562,914	7.35%	15,917,374
Túnel El Melón S.A.	(10,732,330)	0.05%	(5,366)	(8,966,075)	0.05%	(4,483)

Total			953,511,592			935,188,443

(1)	The Company exercises control over Emgesa pursuant to a shareholders’ agreement

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
18. Minority interest, continued:
b.	Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year is as follows:

	Year-ended December 31, 2004			Year-ended December 31, 2005			Year-ended December 31, 2006
	Net	Partici-		Net	Partici-		Net	Partici-
Company	Income	pation	Total	Income	pation	Total	Income	pation	Total
	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
Capital de Energía S.A.	14,145,520	49.00%	6,931,305	19,783,507	49.00%	9,693,918	—	—	—
Central Hidroeléctrica Betania S.A.	(4,907,185)	14.38%	(705,546)	2,480,263	14.38%	356,608	1,013,673	0.01%	61
Central Cachoeira Dourada S.A. (1)	15,674,335	0.39%	61,777	23,461,480	0.39%	92,466	—	—	—
Endesa Costanera S.A.	5,792,753	35.74%	2,070,035	(11,048,688)	35.74%	(3,948,239)	(6,186,904)	35.74%	(2,210,884)
Compañía Eléctrica San Isidro S.A.	15,033,990	50.00%	7,516,995	—	—	—	—	—	—
Inversiones Eléctricas Quillota S.A.	—	—	—	(10,268,767)	50.00%	(5,134,383)	—	—	—
Edegel S.A.	18,820,383	36.44%	6,858,861	35,247,397	36.44%	12,845,492	8,637,978	44.56%	3,848,865
Emgesa S.A.	29,782,712	51.52%	15,343,131	41,236,222	51.52%	21,243,623	62,646,331	76.55%	47,953,824
Empresa Eléctrica Pangue S.A.	5,119,494	5.02%	256,804	19,783,241	5.02%	992,367	38,948,354	5.00%	1,953,727
Endesa Argentina S.A.	(478,942)	0.01%	(48)	(9,716,647)	0.01%	(972)	(2,413,625)	0.01%	(241)
Generandes Perú S.A.	20,283,264	40.37%	8,188,155	29,805,937	40.37%	12,032,365	6,372,945	40.37%	2,572,695
Hidroeléctrica El Chocón S.A.	(3,693,801)	34.81%	(1,285,813)	2,638,290	34.81%	918,388	13,818,182	34.81%	4,810,109
Hidroinvest S.A.	(7,152,882)	30.07%	(2,150,871)	(122,186)	30.07%	(36,742)	6,679,741	30.07%	2,008,598
Ingendesa S.A.	1,002,491	2.36%	23,684	—	—	—	—	—	—
Pehuenche S.A.	29,480,337	7.35%	2,166,806	61,448,069	7.35%	4,516,433	67,661,976	7.35%	4,973,155
Túnel El Melón S.A.	(1,818,508)	0.05%	(910)	(1,823,705)	0.05%	(912)	1,766,256	0.05%	883

Total			45,274,365			53,570,412			65,910,792

(1)	See Note 10 (c) (i.).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
19. Shareholders’ equity:
a.	Dividends
In accordance with Law 18.046, the Company must declare a minimum dividend. This minimum dividend amounts to 30% of consolidated net income before consolidated amortization of negative goodwill. The Company paid dividends to shareholders during 2004, 2005 and 2006 related to 2003, 2004 and 2005 net income, respectively. A provisional dividends were provided for 2006 net income, as follows:

	Historical value
Payment date	Ch$ per share	Type of dividend	Related Year
April 2004	2.30000	Final	2003
April 2005	4.13000	Final	2004
March 2006	5.82000	Final	2005
December 2006	2.57000	Provisional	2006
b.	Number of shares
As of each of the years ended December 31, 2004, 2005 and 2006, the number of shares authorized, subscribed, outstanding and paid for was 8,201,754,580, all of which having voting rights.
c.	Subscribed and paid-in capital
Subscribed and paid-in capital as of each of the years ended December 31, 2004, 2005 and 2006 amounted to ThCh$ 1,138,620,063

19. Shareholders’ equity, continued:
d.	Other reserves
Other reserves are composed of the following as of December 31, of each year:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Accumulated capital revaluation	1,808,270	1,808,270
Revaluation of property, plant and equipment under Decree Law No. 4	1,239,755	1,239,755
Other revaluations	80,675	80,675
Reserve for technical revaluation of property, plant and equipment (Circulars 550 and 566)	31,013,499	31,013,499
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	26,080,021	26,080,021
Equity adjustment of unconsolidated subsidiaries	(353,377)	(353,377)
Reserve for reorganization of entities under common control	(34,402,100)	(40,812,424)
Reduction of capital in foreign subsidiaries	(6,582,538)	(6,582,538)
Accumulated translation adjustment of Chilean entities reporting in foreign currency	(18,692,665)	(17,002,234)
Accumulated foreign currency translation adjustment related to foreign subsidiaries, net (1)	(35,424,666)	(32,415,571)

Total	(35,233,126)	(36,943,924)

(1)	The detail of the net cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, of each year are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Endesa Argentina S.A.	7,267	(5,288,515)	(4,581,235)
Endesa Chile Internacional	1,782,975	1,782,975	1,782,975
Distrilec Inversora S.A.	31,560	(130,113)	(109,428)
Cesa S.A.	(15,067)	(38,497)	—
C.H. Betania S.A. (Endesa Colombia S.A. in 2003)	122,677	122,677	(180,647)
Ingendesa Do Brasil Ltda.	(126,018)	(250,622)	(232,166)
Cono Sur S.A.	(21,235,350)	(30,190,654)	(27,805,935)
Endesa Costanera S.A.	(542,872)	(1,431,917)	(1,289,135)

Total	(19,974,828)	(35,424,666)	(32,415,571)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
20. Other income and expenses:
a. The detail of other non-operating income in each year is as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Effect of application of BT 64	6,186,425	10,986,369	34,557
Gain on sale of property, plant and equipment	7,214,042	4,158,843	3,324,949
Gain on sale of other assets	27,121	—	—
Energy and power contract settlement	12,743,603	7,695,386	5,082,701
Dividends Empresa Eléctrica de Bogotá	1,508,665	932,684	—
Indemnities and commissions	10,261	1,876,636	7,981,564
Gains on service and other contracts	274,827	788,079	545,478
Gain on sale of derivative instruments	7,314,872	—	—
Recovery of expenses and clients’ portfolio	1,242,825	2,344,640	878,268
Reversal of contingency provision	13,920,112	1,084,015	8,691,946
Other	3,758,614	4,112,370	3,428,184

Total	54,201,367	33,979,022	29,967,647

b. Other non-operating expenses in each year are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Effect of application of BT 64	33,506,580	13,544,648	15,692,016
Adjustment of Investments in Related Companies	1,546,905	4,228,429	1,051,646
Loss on sale of property, plant and equipment	545,042	399,173	173,596
Costs of sales of property, plant and equipment	223,480	228,100	557,828
Retirement benefits and severance indemnities	—	867,703	1,074,377
Board of directors compensation	232,022	233,471	240,962
Contingencies and litigation	7,870,383	16,332,763	8,215,354
Energy and power settlement (1)	27,180,199	8,686,575	6,566,564
Provision for obsolescence fixed assets	114,271	—	—
Tax penalties	3,374,614	1,888,764	2,988,948
Tax on equity, Colombia	2,702,086	3,456,142	2,976,641
Other	6,569,594	4,845,901	4,029,789

Total	83,865,176	54,711,669	43,567,721

(1)	The amount recorded in 2004 corresponds to the result of recalculating the balances of power from the period April 2000-March 2004. In 2005, the amount recorded corresponds to the period of April 2004 – December 2004. In 2006, the amount recorded corresponds to the period of January 2005 – December 2005.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
21. Price-level restatement:
The gain (loss) from price-level restatement as of each year is as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Assets

Current assets	3,504,372	9,760,657	5,758,423
Accounts receivable from subsidiaries	3,215,316	3,863,870	1,826,027
Property, plant and equipment	45,983,062	67,357,017	38,197,648
Investment in subsidiaries	4,376,568	6,140,135	9,871,299
Goodwill and negative goodwill	(1,480,119)	(1,475,290)	(476,918)
Other assets	54,362,422	56,461,399	16,724,750

Net gain from asset accounts	109,961,621	142,107,788	71,901,229

Liabilities and Shareholders’ equity

Shareholders’ equity	(38,873,383)	(56,352,200)	(33,336,238)
Current and long-term liabilities	(61,058,905)	(73,626,076)	(30,804,815)
Minority interest	(4,227,127)	(5,255,833)	(2,826,309)
Accounts payable to subsidiaries	(231,094)	—	—

Net loss from Liabilities and Shareholders’ equity accounts	(104,390,509)	(135,234,109)	(66,967,362)

Net gain from price-level restatement of balance sheet accounts	5,571,112	6,873,679	4,933,867
Net loss from price-level restatement of income statement	(3,232,052)	(5,528,046)	(3,446,376)

Net gain from price-level restatement	2,339,060	1,345,633	1,487,491

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
22. Foreign currency translation:
The (charge) credit to income for foreign currency translation as of each year is as follows:
Assets

		As of December 31,
Current assets	Currency	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Cash	US$	(106,830)	1,371,950	421,960
	Other	748	—	(2,576)

Time deposits	US$	(2,291,341)	2,182,287	(452,269)
	Other	3,847	(234,743)	—

Other accounts receivable, net	US$	(6,633)	(22,532)	2,567
	UC	(62,727)	—	11,599
	Other	(402,568)	(22,397)	(9,060)

Other current assets	US$	(557,951)	(2,629,570)	574
	Other	(142,179)	(29,208)	(2,472)

Accounts due from related companies	US$	(13,748,970)	(516,627)	143,672

Prepaid expenses	US$	6,974	—	—

Non-current assets
Long-term receivables	US$	898,790	—	—

	UC	7,486	—	—

Accounts due from related companies	US$	—	(12,458,654)	2,258,428

Forward contracts	US$	1,191,874	—	36,854

Other non-current assets	US$	(50,846,136)	(38,085,884)	10,186,104

Subtotal foreign currency translation		(66,055,616)	(50,445,378)	12,595,381
Liabilities

		As of December 31,
Current liabilities	Currency	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Short-term debt due to banks and financial institutions	US$	(470,271)	—	—

Current portion of long-term	US$	2,350,588	(3,245,814)	20,093
debt due to banks and financial institutions		¥15,502	(51,283)	—
	Euro	1,275	1,264	—
	Pounds	(106,754)	(30,922)	—

Current portion of bonds payable	US$	225,776	9,949,604	(3,577,144)

Current portion of long-term	US$	547,970	(498,415)	—

Accounts payable to related companies	US$	—	1,222,203	—

Dividends payable	Other	52	—	—

Accrued liabilities	US$	192,685	16,215	—
	Other	1,849	(2,072,405)	—

Accounts payable	US$	(77,032)	—	6,908
	Other	767	—	1,852

Miscellaneous payables	US$	(1)	—	(211,446)

Other current liabilities	US$	55,451	1,273,268	(309,080)
	Other	—	—	105

Long-term liabilities
Debt due to banks and financial Institutions	US$	21,281,230	24,221,686	1,344,795
		¥3,965	65,769	—
	Euro	476	5,390	—
	UP	957,398	42,099	—

Bonds payable	US$	62,637,419	36,444,978	(5,775,803)

Long-term notes payables	US$	1,643,908	—	—

Accounts payable	US$	1,776,508	3,448,597	—

Other long-term liabilities	US$	(3,161,313)	(1,100,657)	(474,996)

Accounts payable to related Companies	US$	—	—	(12,693)

Forwards	US$	—	(4,032,324)	—

Subtotal foreign currency translation		87,877,448	65,659,253	(8,987,409)

Net effect on income		21,821,832	15,213,875	3,607,972

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
23. Bond issuance costs:
The costs related to the registration and issuance of bonds of Endesa-Chile incurred during the years ended December 31, 2004, 2005 and 2006 are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Consulting fees	403,120	—	—
Other	99,120	—	—

Total	502,240	—	—

Bond issuance costs are capitalized and included in Other assets and are amortized over the life of the bonds, on a straight-line basis, which does not differ significantly from the effective interest method.
24. Other cash-flow items:
The detail of other disbursements for financing purposes as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Realization of forward contracts	(4,413,442)	(3,870,707)	(533,184)
Revolving Facility Mitsubishi Fees	—	—	(570,450)
Santander Leasing	(2,124,445)	—	—
Cost of debt “Jumbo 1,2,3”	(2,050,514)	—	—
Other	(33,215)	—	(68,352)

Total cash-outflow	(8,621,616)	(3,870,707)	(1,171,986)

Cash flows related to other receipts from investments as of December 31, 2006 are as follows:

	As of December, 31
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Payment to OHL for the sale of Infraestructura 2000 S.A.	40,778,880	—	—
Receipt of Loans granted to former subsidiaries of Infraestructura 2000 S.A.	1,862,197	2,106,789	542,842
Return of capital investment from related company (Empresa de Energía de Bogotá S.A.)	—	4,487,837	—
Others	276,696	—	493,484

Total Cash flows related to other receipts from investments	42,917,773	6,594,626	1,036,326

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
25. Financial derivatives:
As of December 31, 2006 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rates and foreign currency risk:

							As of December 31, 2006
	Nominal	Period					Hedged	Fair
Type	amount	Of		Sales (S)/		Hedged	Amount	Value
(1)	US$	Maturity	Item	Purchase (P)		Item	ThCh$	ThCh$

S	125,000,000	3rd Quarter 2008	Exchange rate	P		Bonds	66,548,750	184,062
EO	40,000,000	3rd Quarter 2010	Interest rate	P	/S	Bank-debt	21,295,600	(43,242)
EO	60,000,000	3rd Quarter 2009	Interest rate	P	/S	Bank-debt	31,943,400	17,528

(1)	EO = European Option or S = Swap
26. Commitments and contingencies:
The detail of liens and guaranties granted by the Company and its subsidiaries as of December 31, 2006 is as follows:
a. Liens held by third parties:

		As of December 31, 2006
		Book value of encumbered assets and schedule to be released
Guarantee	Subsidiary	2006	2007-2009	After 2009	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Bancos Acreedores	Panque S.A.	4,403,734	—	—	—
Banco Estado	Tunel el Melón	386,869	—	—	—
Soc. De Energía of República of Argentina	Endesa Argentina,
	Endesa Costanera	9,105,961	—	—	—
Mitsubishi, Credit Suisse First Boston	Endesa Costanera	51,425,680	—	—	—
Miscellaneous	Endesa Matriz	5,610,319	—	—	—
Miscelllaneous	Edegel	84,298,633	—	—	—

Total		155,231,196	—	—	—

b. Guarantees of subsidiary obligations:

		As of December 31, 2006
		Schedule of balance payable of related debt
Guarantee	Subsidiary	2006	2007-2009	After 2009	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Compañía Vestas	Endesa Eco S.A.	—	6,601,636	—	6,601,636
Vestas Eólica S.A.	Endesa Eco S.A.	—	5,439,682	—	5,439,682
Juzgado Civil de Quillota	San Isidro	—	10,000	—	10,000
Banco Español de Crédito	Compaña Eléctrica Tarapacá S.A.	—	6,581,821	—	6,581,821

Total		—	18,633,139	—	18,633,139

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
c. Litigation and other legal actions:
The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision for these lawsuits of ThCh$ 8,874,402 and ThCh$ 5,676,933 as of December 31, 2005 and 2006, respectively, which Management considers to be adequate. Management does not believe that it is reasonably possible that the Company will incur losses in excess of the established provision.
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
Amounts involved: ThCh$ 3,604,380.
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
iii.     Court: Court of Letters of Santa Bárbara
Process number: 4340-2004
Plaintiff: María Elena Teresa Sola Ruedi
Defendant: Endesa, Ministry of Economy and Superintendency of Electricity and Fuel.
Cause: The plaintiff is seeking to replace an easement with expropriation as well as payment for a greater flooded surface. If this petition is not granted, the plaintiff is requesting that the amount of the indemnity paid for the easement is recalculated.
Process Status: The court rejected Endesa’s motion to delay or abandon the proceedings. These resolutions are being appealed
Amounts involved: Undetermined.
iv. 9th Civil Tribunal of Santiago
Process number: 15279-2005
Plaintiff: Jaime Arrieta Correa et. al.
Defendant: Chilean Treasury, Department of Water Resources and Endesa
Cause: The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. If this petition is not granted, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico Lake and for the property devaluation.
Process Status: Endesa has answered the lawsuit and the Chilean Treasury filed motions to delay the proceedings, which were accepted for review by the Tribunal.
Amounts involved: Undetermined.
v. 24th Civil Tribunal of Santiago
Process number: 7957-2005
Plaintiff: Inversiones M.D. Ltda. et. al.
Defendant: Chilean Treasury, Department of Water Resources and Endesa
Cause: The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. If this petition is not granted, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico lake and for the property devaluation.
Process Status: The Tribunal decreed an injunction on the entry into any contracts involving Endesa’s water rights related to Project Neltume. The Tribunal also suspended proceedings until the request that this case be reviewed in conjunction with the cases “Arrieta con Fisco et. al.”, process number 15279-2005, at the 9th Civil Tribunal of Santiago and “Jordán et. al. vs. Chilean Treasury et. al.”, process number 1608-05, at the 10th Civil Tribunal of Santiago is resolved. The discussion period has ended.
Amounts involved: Undetermined.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
vi. 10th Civil Tribunal of Santiago
Process number: 1608-2005
Plaintiff: José Manuel Jordán Barahona et. al.
Defendant: Chilean Treasury, Department of Water Resources and Endesa
Cause: The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. If this petition is not granted, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico lake and for the property devaluation.
Process Status: Pending Endesa’s appeal of the resolution accepting the motions to delay proceedings presented by the plaintiffs. The Tribunal declared the evidence period open, but suspended the deadline to submit evidence given that the annulment of the notification of Endesa of the opening of the evidence period is pending.
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
Process Status: The Appeals Court of Temuco overturned only a portion of the appealed sentence. An appeal before the Supreme Court is pending and on December 13, 2006, the case was heard and is now awaiting sentencing.
Amounts involved: ThCh$ 165,000 (US$307,262)
viii. Court: Court of Letters of Santa Bárbara
Process number: 3938
Plaintiff: Endesa
Defendant: Bunster Barrueto, et al.
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
Process Status: The court ruled in favor of Endesa in the first instance. The Defendant is appealing at the Appeals Court of Concepción.
Amounts involved: ThCh$ 2,574,000.
ix. Judicial claims against Superintendence of Energy and Fuel fines:
Court: Court of Appeals of Santiago
Process number: 5783-04
Claim Resolution number: 1439 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: Pending resolution by the Court of Appeals, which has ordered reception of evidence.
Amounts involved: Fine of 1,500 UTA

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
x. 9th Civil Tribunal of Santiago
Process number: 13084-04
Plaintiff: Endesa, Pangue S.A. and Pehuenche S.A.
Defendant: Chilean Treasury
Cause: The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of interest that required resolution, by instructing the CDEC-SIC to define the time period of greatest probability of load loss.
Process Status: The parties have been called to the sentencing hearing.
Amounts involved: Undetermined.
xi. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through its transmission line between the Maitencillo and Cardones substations for the period from October 9, 2003 to March 12, 2004.
Process Status: The parties have been called to the sentencing hearing.
Amounts involved: ThCh$ 423,594.
xii. 12th Tribunal of Santiago
Process number: 2838-2005
Plaintiff: Sociedad Agrícola Ganadera and Forestal Las Cruces Ltda.
Defendant: Endesa
Cause: The Plaintiffs are suing Endesa for the arbitrary and indiscriminate use of legal resources such that the Plaintiffs were deprived of their water use rights, and the Plaintiffs seek restitution for damages.
Process Status: The Tribunal declared the evidence period open and both parties were notified. Currently in evidence period.
Amounts involved: ThCh$ 2,423,662
xiii. Court of Letters of Santa Bárbara
Process number: 4563
Plaintiff: Luis Danús Covian et. al.
Defendant: Endesa and Pangue S.A.
Cause: The Plaintiffs filed suit so that the Court will declare that the Plaintiffs and Defendants form a part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status: Endesa and Pangue waived the request to notify 600 parties as co-defendants. The Tribunal ruled that these notifications are the defendants’ responsibility. The defendants filed a motion to delay proceedings.
Amounts involved: Undetermined
xiv. 19th Tribunal of Santiago
Process number: 7361-2005
Plaintiff: María Victoria Errázuriz Ovalle, María Victoria Ovalle Ovalle, María Ignacia Errazuriz Ovalle
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
Process Status: The defendants filed a motion to delay proceedings due to litispendence and in case that motion is denied requesting that the Tribunal not rule on this issue as it is a settled matter. These motions were received for evidence.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
Amounts involved: ThCh$ 3,200,000
xv. 29th Tribunal of Santiago
Process number: 575-2006
Plaintiff: José María Lladser Prado
Defendant: Endesa
Cause: The plaintiff is suing for restitution of damages suffered when Endesa opened the floodgates of the Rapel dam in June 2005, which produced alleged damage to property owned by the plaintiff.
Process status: The case is currently in the evidence period.
Amounts involved: ThCh$ 192,000
xvi. 2nd Court of Letters of Coronel
Process number: 6308-2006
Plaintiff: Inmobiliaria Adela Ester Limitada
Defendant: Endesa
Cause: The plaintiff demands payment for restitution of general damage, lost profits and moral damage derived from suspension of construction at Endesa’s petition. Endesa filed this petition to stop the plaintiff’s construction claiming that Endesa had an easement to use the piece of land where the construction was being performed. However, this easement was not upheld in court. Then, on June 21, 2001, Endesa initiated a suit to establish the right of easement, which it later withdrew and for which the plaintiff also alleges damages.
Process status: Endesa filed a motion to delay proceedings claiming the court was not competent to resolve this dispute, which is pending resolution by the Tribunal.
Amounts involved: ThCh$ 315,000
xvii. Court: Court of Appeals of Santiago
Process number: 10805-05
Plaintiff: Endesa
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 817 from April 27, 2004 and No. 1838 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003
Process status: The Court is waiting to hear allegations from the parties on several claims, derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 560 UTA
xviii. Court: Court of Arbitration of International Chamber of Commerce
Process number: 14210/CCO
Plaintiff: Endesa
Defendant: YPF
Cause: Endesa is seeking restitution of damages from YPF for noncompliance with natural gas supply contracts between the parties for Tal Tal Power Plant.
Process status: On October 5, the Court issued Procedural Order No. 1, which sets the procedural calendar and the rules for submitting evidence. The case is in the evidence period.
Amounts involved: Actual damage estimated at ThUS$ 31,442 and future damange appraised at ThUS$ 322,412.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
Other Contingencies:
The Company is involved in other minor lawsuits that amount in aggregate to ThCh$ 1,027,559 as of December 31, 2006 (ThCh$ 1,190,247 in 2005).
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
Amounts involved: ThCh$ 3,604,380.
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
Process Status: The plaintiff filed an appeal of annulments before the Supreme Court against the second instance sentence of the Appeals Court of Concepción that rejected the original suit in its entirety. This motion is pending examination of its admissibility.
Amounts involved: ThCh$ 1,920,000.
iii. Court: Court of Appeals of Santiago
Process number: 5785-04
Plaintiff: Pangue S.A.
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 1432 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: The Court is waiting to examine several claims, derived from the same circumstances, which are being examined together. Before examining the claims, the Court ordered reception of evidence.
Amounts involved: Fine of 1,000 UTA.
iv. Ninth Civil Tribunal of Santiago
Process number: 13084-04
Plaintiff: Endesa, Pangue S.A. and Pehuenche S.A.
Defendant: Chilean Treasury
Cause: The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of interest that required resolution.
Process Status: The parties were called to the sentencing hearing.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
Amounts involved: Undetermined.
26. Commitments and contingencies, continued:
v. Court of Letters of Santa Bárbara
Process number: 4563
Plaintiff: Luis Danús Covian et. al.
Defendant: Endesa and Pangue S.A.
Cause: The Plaintiffs filed suit so that the Court will declare that the Plaintiffs and Defendants form a part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status: Endesa and Pangue waived the request to notify 600 parties as co-defendants. The Tribunal ruled that these notifications are the defendants’ responsibility. The defendants filed a motion to delay proceedings.
Amounts involved: Undetermined
vi. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through its transmission line between the Maitencillo and Cardones substations, for the period between October 9, 2003 and March 12, 2004.
Process Status: The parties were called to the sentencing hearing.
Amounts involved: ThCh$ 423,594.
vii. 11. Court: Court of Appeals of Santiago
Process number: 10803-05
Plaintiff: Pangue
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 818 from April 27, 2004 and No. 1834 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003
Process status: The Court is waiting to hear allegations from the parties on 2 claims, derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 560 UTA
Pehuenche S.A.
i. Court: 20th Civil Court of Santiago
Process number: 5863-2001
Plaintiff: Empresa Eléctrica Pehuenche S.A.
Defendant: Empresa Eléctrica Colbún S.A.
Cause: Pehuenche S.A. seeks fulfillment of contract with an indemnity for damages related to services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period. Colbún S.A. responded with a countersuit against Pehuenche S.A. seeking payment for losses caused by not being able to operate the dam below a specific level from April and May 2001 related to the sentence dictated by the Appeals Court of Talca that was later reversed by the Supreme Court.
Process status: The Appeals Court admitted processing an appeal of annulments filed by the defendant and established the amount of a court guarantee of ThCh$ 500,000 in case Pehuenche initiates the execution of the sentence. Pehuenche established ENIGESA as its guarantor for the aforementioned sum. Pehuenche filed a motion with the Appeals Court to order the first instance Court to carry out the Appeal Court’s ruling.
Amounts involved: ThUS$ 7,000.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
ii. Court: Court of Appeals of Santiago
Process number: 5784-04
Plaintiff: Empresa Eléctrica Pehuenche S.A.
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 1429 from August 14, 2003.
Fine: 1,500 UTA
Cause: Fine for general black-out on September 23, 2002
Process status: The Court is waiting to examine several claims, derived from the same circumstances, which are being examined together. Before examining the claims, the Court ordered reception of evidence.
Amounts involved: 1,500 UTA.
iii. Ninth Civil Tribunal of Santiago
Process number: 13084-04
Plaintiff: Endesa, Pangue S.A. and Pehuenche S.A.
Defendant: Chilean Treasury
Cause: The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, because this resolution by instructing the CDEC-SIC to define the time period of greatest possibility of load loss.
Process Status: The parties were called to the sentencing hearing.
Amounts involved: Undetermined.
iv. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through its transmission line between the Maitencillo and Cardones substations for the period from October 9, 2003 and March 12, 2004.
Process Status: The parties were called to the sentencing hearing.
Amounts involved: ThCh$ 423,594.
v. Court: Court of Appeals of Santiago
Process number: 10801-05
Plaintiff: Pehuenche
Defendant: Superintendency of Electricity Fuel
Claim Resolution number: 806 from April 27, 2004 and No. 1836 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003
Process status: The Court is waiting to hear allegations from the parties on 2 claims, derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 350 UTA

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
San Isidro S.A.
i. Court: Court of Appeals of Santiago
Process number : 5782-04
Plaintiff: San Isidro
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 1428 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: The Court is waiting to examine several claims, derived from the same circumstances, which are being examined together. Before examining the claims, the Court ordered reception of evidence.
Amounts involved: Fine of 500 UTA.
ii. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment regarding electricity grid connection tolls from each of the Defendants, for electricity transmitted through its transmission lines between the Maitencillo and Cardones substations for the period between October 9, 2003 and March 12, 2004.
Process Status: The parties have been called to the sentencing hearing.
Amounts involved: ThCh$ 423,594.
iii. Court: Court of Appeals of Santiago
Process number: 10799-05
Plaintiff: San Isidro
Defendant: Superintendency of Electricity and Fuel
Claim Resolution number: 819 from April 27, 2004 and No. 1830 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003
Process status: The Court is waiting to hear allegations from the parties on several claims, derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 350 UTA

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
Edegel S.A.A. (Perú)
i. Court: National Superintendency of Tax Administration (SUNAT)
Process number: 150350000212
Plaintiff: SUNAT
Defendant: EDEGEL
Cause: Tax comment – audit of 1996-1999 (Income taxes – Reappraisal of Property, plant and equipment after division in 1996).
Process Status: Pending ruling on claim against Resolutions 012-03-0001628 and 012-02-0004919.
Amounts involved: Thousands of Peruvian soles 14,000 (equivalent in ThUS$ 4,375 at rate of 3.20 soles to US$1)
ii. Court: National Superintendency of Tax Administration (SUNAT)
Process number: 0150340004124
Plaintiff: SUNAT
Defendant: EDEGEL S.A.A.
Cause: Tax comment – audit of fiscal year 2000 (General sales tax – Fiscal year 2000 – Disregard of economic reality for consulting services invoiced by Generandes).
Process Status: Pending ruling by Tax Administration.
Amounts involved: Thousands of Peruvian soles 24,915 (equivalent in ThUS$ 7,786 at rate of 3.20 soles to US$1)
iii. Court: National Superintendency of Tax Administration (SUNAT)
Process number: NA
Plaintiff: SUNAT
Defendant: Talleres Mayopampa/EDEGEL S.A.A.
Cause: Tax comment (EDEGEL has joint liability with Talleres Moyopampa – Payment of income taxes – Regularize Tax Year 1994 – Legal Entities. Period from May 1994 to June 1994).
Process Status: Pending ruling.
Amounts involved: Thousands of Peruvian soles 4,102 (equivalent in ThUS$ 1,282 at rate of 3.20 soles to US$1)
iv. Court: ESSALUD
Process number: 603-REC-GCC-GCR-IPSS-97
Plaintiff: ESSALUD
Defendant: EDEGEL S.A.A.
Cause: Payment of contributions for Decree Laws 22482 (Health), 19990 (Pensions) and 18846 (Work-related accidents) for period from April 1994 to March 1996.
Process Status: Pending ruling.
Amounts involved: Thousands of Peruvian soles 8,204 (equivalent in ThUS$ 2,564 at rate of 3.20 soles to US$1)
v. Court: Municipality of San Ramón
Process number: NA
Plaintiff: Municipality of San Ramón
Defendant: EDEGEL S.A.A.
Cause: Comment on municipal taxes (Property tax and fine – Fiscal years 2000 to 2004).
Process Status: The Government Tribunal issued Resolution (RTF No. 02637-4-2006 from May 17, 2006) making effective the order to initiate criminal actions against the Mayor of the Municipality of San Ramón and the Tax Enforcement Officer for not having complied with the Resolutions dictated by the Tribunal, ordering the Public Prosecutor of the Ministry of Economy and Finance to pertinent legal actions.
Amounts involved: Thousands of Peruvian soles 3,414 (equivalent in ThUS$ 1,067 at rate of 3.20 soles to US$1)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
vi. Court: National Superintendency of Tax Administration (SUNAT)
Process number: NA
Plaintiff: SUNAT
Defendant: EDEGEL S.A.A.
Cause: Tax comment – Income Taxes (Fiscal Year 2000) — Income taxes – Third Category – Payments to Account – Fiscal Year 2001.
Process Status: Pending ruling.
Amounts involved: Thousands of Peruvian soles 78,436 (equivalent in ThUS$ 24,511 at rate of 3.20 soles to US$1).
Generandes Perú S.A. (Perú)
i. Court: National Superintendency of Tax Administration (SUNAT)
Process number: 0260340031172
Plaintiff: SUNAT
Defendant: GENERANDES PERÚ S.A.
Cause: Tax comment against various Resolutions of Determination of and Fine for General Sales Tax and Income Tax – Fiscal Year 2000.
Process Status: Pending ruling by Tax Administration.
Amounts involved: Thousands of Peruvian soles 28,800 (equivalent in ThUS$ 9,000 at rate of 3.20 soles to US$1)
Central Hidroeléctrica de Betanía S.A. ESP (Colombia)
i. Neiva Administrative Court
Identification: Ordinary process
Plaintiff: Consultoría Colombiana S.A. and Consultores Regionales Asociados Ltda
Defendant: ICEL – Electrificadora del Huila S.A. and Central Hidroeléctrica de Betania S.A. E.S.P.
Cause: Damages for not awarding contract, after performing preliminary study of feasibility in 1992, relating to the El Quimbo project.
Process Status: The suit is in the evidence stage.
Amounts involved: ThUS$ 1,000
ii. Various Courts in the Huila and Tolima Jurisdictions
Identification: Extracontractual Civil Responsability
Plaintiff: 380 individuals in various jurisdictions
Defendant: Central Hidroeléctrica de Betania S.A. E.S.P.
Cause: The Defendant is being sued for liability for the flooding during 1986, 1989, 1994 and 1999, which allegedly damaged the crops and property of the Plaintiffs.
Process Status: Decisions have already been handed down for some suits, with unfavorable sentences for the Company. The remaining cases are either in the evidence stage or are being answered (i.e. in initial stage).
Amounts involved: ThUS$ 8,910

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
iii. 3rd and 4th Circuit Courts of Neiva
Identification: Class action suit in response to the effects of the dam construction on the local economy
Plaintiff: Fariel San Juan
Defendant: Central Hidroeléctrica de Betania S.A. E.S.P.
Cause: The lawsuit relates to the construction of a system that would allow fish to pass through during migration season. The water would be maintained at a fair and equitable level, and the Defendant would be ordered to develop compensatory plans such as the construction of a fish processing and packing plant.
Process Status: On April 18, 2006, a proposal of a fulfillment agreement was presented to the 3rd Court. This agreement was approved by the judge, by means of a ruling on September 25, 2006. This agreement is already being executed by the Company’s Environmental Division. Once the commitments have been fulfilled, this case will be closed and archived.
In the 4th Court, the fulfillment agreement hearing took place on August 30, 2006. The agreement obliged the Company to perform two studies for developing tourism projects in the region, which should be developed by the Municipality of Yaguará and/or the Government of Huila. The deadline for presenting these studies is February 1, 2007. This fulfillment agreement was approved by means of a ruling on September 8, 2006. Once the studies have been submitted, this case will be closed and archived.
Amounts involved: Undetermined.
iv. 1st Circuit Court of Neiva
Process number: Ordinary process
Plaintiff: Empresa Antioqueña de Energía (EADE)
Defendant: Central Hidroeléctrica de Betania S.A. ESP.
Cause: The Plaintiff is suing the Defendant for indemnities for noncompliance with energy supply obligations.
Process Status: On September 28, 2006, the suit was answered, proposing all possible means to defend the interests of Betania.
Amounts involved: ThUS$ 3,500
Emgesa S.A. (Colombia)
i. Administrative Court of Cundinamarca, First Section
Process number: Class action suit
Plaintiff: Orlando Enrique Guaqueta and Sibaté residents
Defendant: Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP (EEB) and Corporación Autónoma Regional (CAR)
Cause: The Defendants are faced with an environmental contingency for damage allegedly produced in the Muña reservoir due to contaminated water from the Bogota River pumped in by Emgesa.
Process Status: On August 9, 2006, (notified on August 10, 2006) the Administrative Court of Cundinamarca ruled that this case be presented in conjunction with a related case of Miguel Angel Chávez.
Amounts involved: Approximately ThUS$ 1,200,000
ii. Administrative Court of Cundinamarca, Fourth Section
Process number: Class action suit
Plaintiff: Gustavo Moya
Defendant: Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP (EEB), la Empresa de Acueducto y Alcantarillado de Bogotá, the Municipality of Sibaté and other industries and government entities that contribute to the pollution of the Bogotá River.
Cause: The Defendants are faced with an environmental contingency for damage allegedly produced by storing contaminated water in the Muña reservoir. This process will be heard in conjunction with other processes aimed at decontaminating the Bogota River.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
Process Status: By means of a ruling on November 30, 2006, the 1st Section of the State Counsel upheld the ruling of the 5th Section of the State Counsel, by means of which the environmental protection suit presented by the Ministry of Environment, Housing and Territorial Development against the Magistrate Nelly Villamizar from Subsection “B” of the 4th Section of the Administrative Court of Cundinamarca was rejected as irrelevant.
Amounts Involved: Undetermined
iii. Court: Administrative Court of Cundinamarca, Fourth Section
Process number: Class action suit
Plaintiff: Miguel Angel Chávez — Nancy Stella Martínez Pulido, et al
Defendant: Emgesa and 17 municipalities and government institutions
Cause: The Plaintiff seeks indemnities for damages caused by the dumping of polluted water from the Bogotá River in the Muña Reservoir.
Process Status: By a ruling on August 9, 2006, the Administrative Court of Cundinamarca ruled that this suit should be viewed together with the suit of Orlando Enrique Guaqueta, et al.
Amounts involved: Approximately ThUS$ 500.
iv. 36th Circuit Court
Plaintiff: Héctor Moisés Camacho et al
Defendant: Emgesa S.A. ESP. and Chivor S.A. ESP.
Cause: The lawsuit relates to flooding of properties.
Process Status: On November 12, 2006, the 2nd instance sentence was dictated, confirming the entirety of the initial sentence, thus absolving the Defendants. The Plaintiff appealed the 2nd instance sentence, which was upheld and is waiting to be heard by the Supreme Court.
Amounts involved: ThUS$ 1,800
v. Court: Administrative Court of Cundinamarca, First Section
Identification: Annulment and Reestablishing of Rights
Plaintiff: EMGESA S.A. ESP.
Defendant: Corporación Autónoma Regional de Cundinamarca — CAR-
Cause: To declare null CAR’s administrative rulings (Resolutions 506 from March 29, 2005 and 1189 from July 8, 2005) and reestablish the rights of EMGESA that were violated by these Resolutions because they impose execution of works at the Muña reservoir that could damage the maintenance of the water concession. The fundamentals of inconformity are:
(i) Imposition of third-party obligations on the Company
(ii)Imposition of inexistent joint liability
(iii)Disregard of and compliance with judicial rulings
(iv) Imposition of unjust and not legally founded compensation for the Municipality of Sibaté.
Process status: On October 6, 2006, the defendant was ordered to answer the suit, which it did by opposing all of the plaintiff’s claims.
Amounts involved: Approximately ThUS$ 70,700
vi. Court: Administrative Court of Cundinamarca, First Section
Identification: Class action suit
Plaintiff: Juan Andrés Cano García et al
Defendant: Emgesa and 18 other entities, including the Ministries of Mining and Environment, Corporación Autónoma Regional de Cundinamarca — CAR, National Institute of Mines and various municipalities in the influential zone.
Cause: Emgesa is being sued as the party responsible for ecological damage at the Tominé reservoir and for the reduction of water at the reservoir since 1997 and an abundance of non-native vegetation, thus neglecting to comply with its function of guaranteeing the public assets that it uses to conduct business. The Plaintiff argues that

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
Emgesa has not invested in the recovery and conservation of the reservoir and to date has not performed any type of work to get dispose of the non-native vegetation.
Process status: The Court notified the parties on October 23 of a compliance hearing on December 7, 2006. This hearing was suspended until all parties involved in the contamination of the reservoir can be included in the process.
Amounts involved: ThUS$5,700
Hidroelectrica El Chocón S.A. (Argentina)
i. Court: National Fiscal Court
Process number: 19399-I
Plaintiff: AFIP –DGI
Defendant: Hidroeléctrica El Chocón S.A.
Cause: The Federal Public Revenues Administration (AFIP) notified the Company that it owed ThCh$ 305,131 for failure to withhold taxes on certain payments made abroad for a bank loan obtained in 1994. The Company did not make these payments as it considered them related to foreign source income and therefore not subject to taxes. On February 20, 2001, the Company presented an appeal to the National Fiscal Court.
Process status: Awaiting sentencing.
Amounts involved: ThCh$ 998,389 in taxes and interest; ThCh$ 213,592 in fines.
ii. Court: National Fiscal Court
Process number: 19400-I
Plaintiff: AFIP –DGI
Defendant: Hidroeléctrica El Chocón S.A.
Cause: On December 28, 2000 Hidroelectrica El Chocón S.A. was notified of the following:
i) its value added tax credits and debits for the period from December 1993 to July 1995; ii) the obligation of compensating amounts payable with the amounts receivable and; iii) its balance accrued interest payable amounting to ThCh$ 138,069 as of December 11, 2000. In addition, the Company was charged a fine of ThCh$ 174,305 for alleged infraction of Article 45 of Law 11,683. The AFIP considered the amount of VAT calculated by the Company to be incorrect in accordance with Article 18 of the VAT Ley. On February 20, 2001 Hidroelectrica El Chocón S.A. filed an appeal with the National Fiscal Court. The Court overturned the AFIP’s original ruling, which was in turn appealed by the AFIP before the National Appeals Chamber.
Process status: On November 23, 2006, the motion filed by the AFIP was rejected.
Amounts involved: ThCh$ 312,374
iii. Court: Supreme Court of Argentina
Process number: 114/99
Plaintiff: Province of Neuquén
Defendant: Hidroeléctrica El Chocón S.A.
Cause: On June 26, 2000, Hidroelectrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initiated by the province of Neuquén before the Supreme Court of Argentina. The lawsuit includes an initial amounting of approximately ThCh$ 273,671. The province of Neuquén presented an calculations from an accounting expert that determined the amount owed by the Company in accordance with national regulations to be ThCh$ 900,537. The expert testimony was refuted.
Process status: The evidence stage has been closed. The case is awaiting sentencing.
Amounts involved: ThCh$ 900,537 (according to expert)
iv. Court: Supreme Court of Argentina
Process number: N 164/99
Plaintiff: Province of Neuquén

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
Defendant: Hidroeléctrica El Chocón S.A.
Cause: On September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint seeks charges from each generator equal to 12% of the funds contributed to the account. In 2004, an accounting expert determined the amounts supposedly accumulated by the Company and the respective percentages and, with this base, estimated the total amount of royalties owed. The expert testimony was refuted.
Process status: The evidence stage has been closed. The case is awaiting sentencing.
Amounts involved: ThCh$ 280,428
v. Court: Administrative Branch
Process number: NA
Plaintiff: Province of Río Negro
Defendant: Hidroeléctrica El Chocón S.A.
Cause: Hidroelectrica El Chocón S.A. received notification from the Provincial Revenue Services of the Rio Negro Province about a real estate tax payment from May 2004, which established a property value of ThCh$ 51,291,257 and taxes payable of ThCh$ 68,388. On October 25, 2004 the Company responded with a claim that questioned the Revenue Service’s appraisal of the property value. The General Revenue Service sent the company invoices to pay installments 5 and 6 from 2004 and 1 through 6 from 2005. The Company presented a note rejecting each of these installment invoices.
Process status: Pending administrative proceedings.
Amounts involved: ThCh$ 969,939 capital and interest
Hidroinvest S.A. (Argentina)
i. Court: National Fiscal Court
Process number: 19366-I
Plaintiff: Hidroinvest S.A.
Defendant: AFIP –DGI
Cause: Hidroinvest S.A. was notified that it owed tax of ThCh$ 677,907 to AFIP for gains realized in 1993 on the difference between the acquisition costs and transfer price of bonds given to the Argentine State for having benefited economically from said operation. Hidroinvest appealed this ruling before the National Fiscal Court, which, in turn, upheld the AFIP’s ruling on May 26, 2004 with respect to the taxes and interest owed, but revoked the imposed fine. In order to avoid further fines should the IRS’s ruling be upheld, Hidroinvest paid the IRS ThCh$ 677,907 for capital and ThCh$ 2,372,485 for interest on July 30, 2004, leaving record that Hidroinvest was not in conformity with the payment and that this payment was subject to the decision of the Appeals Chamber. Both the IRS and Hidroinvest appealed the decision before the National Appeals Chamber.
Process status: The case is awaiting sentencing since September 27, 2005.
Amounts proceeds: ThCh$ 3,050,391
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
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
Endesa Costanera considers that this exception does not apply to their loan and that decree No. 53/03 is unconstitutional because it violates principles of equality and property rights established in the National Constitution. If the loan is determined to comply with the exception, Endesa Costanera would present a US$ 20 million decrease in shareholders’ equity as of December 31, 2006. To date, the Secretary of Energy has presented no complaint against payments made by Endesa Costanera S.A. at the US$ 1.00 to Arg$ 1.00 exchange rate.
As of December 31, 2006, Endesa Costanera’s debt related to the Contract, including accrued interest, amounted to ThUS$ 17,103 (ThCh$ 19,807 in 2005).
On September 29, 2005, Endesa Costanera S.A. formalized a loan for ThUS$ 30,000 with Credit Suisse First Boston International, to replace the syndicated loan and the loan with JP Morgan Chase Bank, for a period of 54 months. The loan is payable in seven equal quarterly installments, the first of which is due on September 30, 2008 and the last on March 31, 2010.
The loan accrues interest at 90-day LIBOR plus 575 basic points. Additionally, a guarantee is maintained on the Siemens Combined Cycle in favor of the creditor.
On September 30, 2005, the banks that participate in the syndicated loan and the JP Morgan Chase Bank loan transferred the entire remaining balance to Credit Suisse First Boston International.
As of December 31, 2006, the debt (capital and interest) amounts to ThUS$ 30,021.
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
Chilean pesos as of December 31, 2006, except as stated)
If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated period, its domain shall be considered revoked due to this cause, returning such title effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.
26. Commitments and contingencies, continued:
As of December 31, 2004, Endesa Costanera S.A. maintained a guarantee on the Siemens Combined Cycle for approximately US$ 52,000,000 in favor of the following banks: Bilbao Vizcaya Argentaria S.A., Bank Boston N.A., Bank of América N.A., HSBC Bank plc, Banco Latinoamericano de Exportaciones S.A., Banco Comafi (previously Scotiabank Quilmes S.A.) and JP Morgan Chase Bank (the “Banks”). To refinance the loan mentioned in Note 5.b), as of December 31, 2006, Credit Suisse First Boston International is the beneficiary of this guarantee, which was reduced to ThUS$ 40,000. ING Bank Curacao also participates in this guarantee because Endesa Costanera S.A. had previously taken out a loan with this bank.
Endesa Costanera S.A. has a pledge on the financed asset in favor of Mitsubishi Corporation, for the amount of ThUS$ 56,594.
d. Restrictions:
The Company is in compliance with all financial ratios and covenants as of December 31, 2006 and 2005, detailed as follows:
Endesa S.A. (Parent company)
On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions. Some of the more restrictive covenants are summarized as follows:
-	Ratio of debt to cash flows for four quarters for Endesa S.A. and its Chilean subsidiaries does not exceed 9.25 for 2006, which decreases to 7.50 in 2010;

-	The ratio of consolidated debt to EBITDA for four consolidated quarters, does not exceed 5.90 for 2006, decreasing to 4.20 in 2010;

-	The ratio of Endesa-Chile and its Chilean subsidiaries’ cash flows to financial expenses for four quarters, no less than 1.50 for 2006, increasing to 2.00 in 2010;

-	The consolidated debt to shareholders’ equity plus minority interest does not exceed 107.0% for 2006, decreasing to 100% in 2010;

-	No less than 50% of the total consolidated assets of Endesa-Chile should belong to companies involved in generation, transmission and trade of electric energy;

-	Minimum shareholders’ equity at least equal to UF 45,000,000.
The financial covenants of the loan taken out in January and December of 2006 are less stringent than those detailed above.
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
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
The most significant requirements in respect to financial covenants are those contained in the Syndicated loan, the Agent of which is BBVA Banco Francés, and in the bilateral with JP Morgan, which are the following:
-	The long-term debt with third parties cannot exceed US$ 215 million (excluding short-term debt, commercial debt, intercompany loans, and debt with Italian Government (see above)); short term debt of less than 180 days cannot exceed US$ 10 million;

-	Clauses that restrict change of control of the Company;

-	Clauses that restrict payments to shareholders, including subordination of the debt associated with certain financial indicators.
El Chocón
The credit agreement from September 7, 2006 imposes certain obligations to comply with the following financial ratios:
- Ratio of EBITDA to financial expenses no less than 3.5;

- Ratio of debt to EBITDA no greater than 3.0;

- Net shareholders’ equity no less than 690 millon Argentine pesos.
Edegel S.A.
Financial indicators originated by Bonds Program:
Indebtedness ratio shall not be greater than 0.90.
Hidroeléctrica Betania S.A.
Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:
- Ratio of EBITDA to Senior Financial Debt shall not be less than 1.3.

- Ratio of cash Flows before Dividend Payments to Senior Financial Debt shall not be less than 1.4.

- Ratio of shareholders’ Equity to Senior Debt shall not be less than 2.5.
Cross-Default Provisions:
As is customary for certain credit and capital market debt facilities, a substantial portion of Endesa’s financial indebtedness is subject to cross-default provisions. Certain events including payment defaults and bankruptcy by Endesa or any of its subsidiaries, left uncured over time (in those specific provisions which allow for a cure period), could result in a cross-default at the Endesa level and if a cross-default were to occur, part of Endesa’s consolidated liabilities would immediately become due and payable.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
26. Commitments and contingencies, continued:
The non-payment – after any applicable grace period – of debt pertaining to this company or any of its relevant subsidiaries for an amount greater than the equivalent of US$ 30 million could give rise to the advance payment of the syndicated credit subscribed in 2004. Similarly, the non-payment – after any applicable grace period – of debt pertaining to this company or any of its subsidiaries for an individual amount greater than the equivalent of US$30 million could give rise to the advance payment of Yankee bonds. Furthermore, some credit agreements contain provisions such that certain non-payment events, in this company or any of its relevant subsidiaries, such as bankruptcy, insolvency, adverse judicial settlements and expropriations of assets greater than US$50 million, could cause the loan payment schedule to be accelerated.
The credit agreements do not contain clauses such that changes in the debt rating of these companies would create an obligation to prepay the debt. However, a change in Standard & Poor’s (S&P) risk classification for debt denominated in foreign currency would produce a change in the applicable margin of syndicated credits subscribed in 2004 and 2006.
27. Sureties obtained from third parties:
Endesa S.A.
The Company has received guaranteed performance bonds from contractors and third parties to guarantee performance and construction (mainly the Ralco Project) in the amount of ThCh$ 1,593,331 as of December 31, 2006 (ThCh$ 5,348,795 in 2005).
Compañía Eléctrica de Tarapacá S.A.
The Company has received documents in guarantee amounting to ThCh$ 302,744 as of December 31, 2006 (ThCh$ 0 in 2005).
Enigesa S.A.
The Company has received documents in guarantee amounting to ThCh$ 63,623 as of December 31, 2006 (ThCh$ 56,230 in 2005).

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies:
As of December 31, 2005 and 2006, foreign currency denominated assets and liabilities are as follows: The note details in which currency assets and liabilities are denominated. Assets and liabilities held by foreign subsidiaries are remeasured in US dollar, which in accordance with BT 64 is the functional currency of foreign subsidiaries. (See note 2 c) and 2 j))
a. Assets:

		As of December 31,
		2005	2006
Account	Currency	ThCh$	ThCh$
Cash	Ch$	1,046,141	393,297
	US$	334,444	2,190,450
	$Col	7,005,432	12,785,306
	Soles	969,057	5,091,925
	$Arg	785,599	807,347
	Reales	92,934	87,824

Time deposits	US$	26,744,564	32,394,826
	$Col	15,962,802	40,921,625
	Soles	6,481,684	8,409,664
	$Arg	12,484,273	10,467,212
	Reales	64,798	112,638

Accounts receivables, net	Ch$	42,183,041	58,702,977
	US$	4,871,415	1,727,283
	$Col	28,966,765	35,451,850
	Soles	6,578,357	22,212,586
	$Arg	19,031,059	28,759,707

Other accounts receivable, net	UF	560,913	—
	Ch$	22,373,023	39,240,313
	US$	30,448	263,319
	$Col	6,177,002	5,954,862
	Soles	3,374,855	2,965,813
	$Arg	22,501	1,596
	Reales	4,886,283	5,442,963

Accounts receivables from related companies	Ch$	15,209,664	16,755,598
	US$	—	1,241,224
	$Col	19,838,280	13,862,682
	Soles	77,000	110,903
	$Arg	807,996	—
	Reales	193,986	921,533

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
     a. Assets, continued:

		As of December 31,
		2005	2006
Account	Currency	ThCh$	ThCh$
Inventory, net	Ch$	13,363,570	6,300,428
	US$	3,112,365	1,821,376
	$Col	2,919,805	2,272,241
	Soles	3,102,822	8,472,026
	$Arg		1,541,269

Income taxes recoverable	Ch$	1,341,393	1,709,270
	US$	1,267,866	612,350
	Reales	—	17,710
	Soles	—	4,069
	$Arg	3,149,962	—

Prepayments	UF	10,481	—
	Ch$	257,219	628,837
	US$	613,336	632,737
	$Col	38,721	595,212
	Soles	353,502	1,589,173
	$Arg	372,563	649,126
	Reales	—	—

Deferred income tax	Ch$	2,137,047	2,032,874
	$Col	396,633	94,313

Other current assets	Ch$	9,367,438	36,792,234
	US$	—	248
	$Col.	1,047	4,394,879
	Soles	1,907,653	833,734
	$Arg	50,362	53,096
	Reales	132	390

Total current assets		290,918,234	418,324,915

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
a. Assets, continued

		As of December 31,
		2005	2006
Fixed assets	Currency	ThCh$	ThCh$
Land	Ch$	30,930,615	31,333,035
	$Col	10,300,423	11,532,632
	Soles	4,368,437	4,077,812
	$Arg	5,007,622	5,094,972

Construction in progress	Ch$	3,226,883,844	3,324,372,214
	$Col	1,400,996,100	1,442,501,663
	Soles	510,998,036	529,948,983
	$Arg	246,579,081	250,880,269
	Reales		—

Machinery and equipment	Ch$	12,816,940	13,105,441
	$Col	12,969,062	13,266,626
	Soles	423,122,991	542,484,250
	$Arg	581,280,277	606,391,678
	Reales	35,429	43,904

Other fixed assets	Ch$	57,490,728	73,688,031
	$Col	15,265,137	8,100,846
	Soles	12,970,160	91,787,436
	$Arg	6,970,904	7,179,812
	Reales	3,443	5,193

28. Foreign currencies, continued:
a. Assets, continued

		As of December 31,
		2005	2006
Fixed assets	Currency	ThCh$	ThCh$
Technical appraisal	Ch$	11,912,238	11,920,882
	$Col	53,451,264	54,383,639
	Soles	—	—
	Reales	—	—

Accumulated depreciation	Ch$	(1,468,886,626)	(1,547,302,974)
	$Col	(381,016,206)	(420,555,624)
	Soles	(377,108,665)	(457,390,526)
	$Arg	(405,114,014)	(446,258,349)
	Reales	(15,306)	(15,573)

Total fixed assets		3,992,211,914	4,150,576,272

		As of December 31,
		2005	2006
Other assets	Currency	ThCh$	ThCh$
Investments in related	Ch$	96,345,100	110,441,200
companies	US$ 3	83,548,274	412,825,585
	Arg$	39,768	—

Investments in other	Ch$	2,478,037	2,469,093
companies	$Col	16,936,962	1,406,052
	Soles	7,257	25,104
	$Arg	39,768	—

Goodwill	Ch$	3,106,163	2,917,781
	US$	353,449	329,224
	$Col	13,924,539	7,846,896

Negative goodwill	Ch$	(9,504,823)	(14,406,266)
	US$	(1,703,645)	—
	$Col	(2,226,482)	—
	Soles	(23,447,324)	(22,162,386)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
a. Assets, continued

		As of December 31,
		2005	2006
Other assets	Currency	ThCh$	ThCh$
Long-term receivables	UF	—	6,795,037
	Ch$	1,032,540	887,532
	US$	2,095,347	2,049,292
	Soles	314,656	26,953
	$Arg	23,549,429	59,308,778
	Reales	—	—

Receivables from	Ch$	23,230,340	369
Related companies	US$	68,483,396	90,523,990

Other long-term assets	Ch$	25,823,976	22,614,828
	US$	29,658	25,714
	$Col	53,011,201	13,492,392
	$Arg	15,456,650	17,228,673
	Soles	780,372	1,139,759
	Reales	—	—

Total other assets		693,704,608	715,785,600

		As of December 31,
		2005	2006
Total assets by currency	Currency	ThCh$	ThCh$
	UF	571,395	6,795,037
	Ch$	2,120,937,608	2,194,596,994
	US$	489,780,917	546,637,618
	$Col	1,274,918,487	1,248,308,092
	Soles	574,850,850	739,627,278
	$Arg	510,513,800	542,105,186
	Reales	5,261,699	6,616,582

Total assets		4,976,834,756	5,284,686,787

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
b. Current liabilities:

		Within 90 days				91 days to 1 year
		As of December 31, 2005		As of December 31, 2006		As of December 31, 2005		As of December 31, 2006
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Short-term debt due to banks and financial Institutions	UF	5	0.30%	—		—		—
	Ch$	—		—		—		—
	US$	3,068,854	4.49%	3,827,406	6.94%	3,537,256	6.1%	1,417,595	6.94%
	$Col	3,299,694	8.94%	44,126,080	8.24%	—	9.5%	—
	Soles	568,943	5.00%	5,069,490	5.01%	—	—
	Arg.			16,128	8.72%	2,116,073		2,086,440	8.72%

Current portion of long-term debt due to banks and financial institutions	UF	1,825,596	9.00%	—				386,869	9.00%
	US$	93,032	3.00%	10,531,672	6.61%	11,675,336	5.45%	19,823,465	7.6%
	Euro	—		—		—		—
	Soles	6,971	4.41%	9,930,944	5.00%	—		—
	Yen	—		—		—		—
	$Arg	929,120	1.75%	—		912,241	1.75%	2,028,368	1.75%
	Reales	—		—		—		—
	U.P.	—		18,030,985		—		—
	$Col	—		—	9.85%	14,051,066	12.00%	—
		£—		—				—

Current portion of bonds payable	UF					115,275,3998	6.19%	2,357,840	5.61%
	US$	16,665,051	7.00%	32,851,423	5.00%	110,613,557	7.48%	31,291,055	8.22%
	$Col	43,850,968	11.14%	3,472,779	10.31%	—		—
	Soles	23,415,268	5.00%	515,112	5.00%	—		—

Current portion of long term payables	US$	13,477,672	7.42%	20,404,380	7.42%	14,808,329	7.42%	10,858,626	7.42%
	$Arg					—

Dividends payable	Ch$	1,101,476		1,240,210		—		—
	$Col.	3,629,889		24,630,571		—		—
	Soles	56,650		83,544		—		—
	$Arg.	629		633		—		—
	Reales	—		—		—		—

Miscellaneous payables	Ch$	7,838,183		2,484,470		—		—
	US$	—		13,845,880		9,023,224		779,663
	$Col.	2,539,916		2,734,887		—		—
	Soles	7,767,157		15,580,222		—		—
	$Arg.	52		52		—		—
	Reales	74		4,024		—		—

Accounts payable	UF	27,379		—		—		—
	Ch$	21,690,259		41,950,102		—		—
	US$	3,042,727		5,923,329		—		—
	Euro	177,845		510,511		—		—
	$Col.	7,076,603		3,183,692		—		—
	Soles	6,676,737		12,946,340		—		—
	$Arg.	18,418,421		23,226,042		—		—
	Reales	522		11,381		—		—

Accounts payable to related companies	US$	—		—		172,694		—
	Ch$	3,325,958		2,070,582		—		—
	Reales	23,422		858,101		—		—
	$Col	3,666,246		3,970,876		—		—
	Soles	124,675		1,330,998		—		—
	$Arg	7,944		—		—		—

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
b. Current liabilities, continued:

		Scheduled Maturities
		Within 90 days		91 days to 1 year
		As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006
		Amount	Amount	Amount	Amount
Accrued income	Ch$	6,350	—	685,401	414,853

Accrued liabilities	UF	—	—
	Ch$	3,176,410	1,951,203	13,043,020	11,376,489
	US$	—	3,460	—	—
	$Col	4,764,306	8,584,256	—	—
	Soles	207,749	1,846,197	1,577,692	—
	$Arg	554,659	1,008,346	—	—
	Reales	—	—	2,321	5,030

Withholdings	Ch$	2,385,860	3,651,250	—	—
	$Col	564,601	728,310	—	—
	Soles	1,833,002	3,212,557	—	—
	$Arg	3,431,164	4,499,114	3,055	—
	Reales	5,033	5,287	—	—
Income tax payables	Ch$	—	11,057	—	32,571,130
	$Col	10,791,256	10,810,435	—	—
	Soles	4,806,215	—	—	—
	$Arg	927,953	3,140,368	—	707,546
	Reales	—	—	—	6,035

Other current liabilities	UF	—	—	13,262,750	61,309
	Ch$	—	—	96,806	48,676
	US$	—	—	12	—
	$Arg	142,851	110,204	—	—
	Soles	—	471,520	—	—

Total current liabilities per currency	UF	1,852,980	—	128,538,149	2,806,018
	Ch$	39,524,496	53,358,874	13,825,227	44,411,148
	US$	36,347,336	87,387,550	149,830,408	64,170,404
	Euro	177,845	510,511	—	—
	Yen		—	—	—
	$Col	80,183,479	120,272,871	14,051,066	—
	Soles	45,463,367	50,986,924	1,577,692	—
	$Arg	24,412,793	32,000,887	3,031,369	4,822,354
	Reales	29,051	878,793	2,321	11,065
		£—	—	—	—

Total current liabilities		227,991,347	345,396,410	310,856,232	116,220,989

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
c. Long-term liabilities, December 31, 2006:

		Scheduled maturity
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Long-term debt due to banks and financial institutions	UF	—		—		—		—
	US$	73,349,996	7.62%	102,433,583	6.86%	5,770,788	6.23%	—
	Soles	25,316,417	5.58%	—		—		—
	$Arg	4,044,126	1.75%	3,033,467	1.75%	—		—
	$Col.	72,531,749	9.07%	—		—		—

Bonds payable	UF	—		73,345,520	4.80%	—		100,850,090	6.20%
	US$	436,559,800	8.08%	—		330,081,800	8.29%	248,251,860	7.64%
	$Col.	—		75,156,140	10.23%	154,571,743	10.56%	—
	Soles	27,988,359	6.41%	5,828,480	6.72%	13,322,240	6.23%	—

Long-term notes payable	US$	29,803,192	7.42%	23,455,926	7.42%	—		—
	$Arg.	3,884,430		—		—		—

Miscellaneous	UF	—		—		—		130,779
	Ch$	7,677,797		36,413,334		6,081,981		14,115,249
	US$	30,695,575		—		—		—

Accrued expenses	Ch$	908,601		808,854		8,466,082		—
	$Col	—		—		19,818,218		—

Deferred Taxes	Ch$	27,411,348		4,046,312		23,364,195		36,558,670
	Soles	—		44,230,281		—		—
	$Arg.	953,511		—		—		—

Other long-term liabilities	UF	2,309,258		1,539,918		3,400,637		—
	Ch$	338,365		—		—		—
	$Arg.	8,394,726		—		—		—
	$Col	5,512,899		—		—		—
	Soles	—		—		—		—
	US$	222,305		592,493		—		—

Total long-term liabilities per currency	UF	2,309,258		74,885,438		3,400,637		100,980,869
	Ch$	36,336,111		41,268,500		37,912,258		50,673,919
	US$	570,630,868		126,482,002		335,852,588		248,251,860
	$Col	78,044,648		75,156,140		174,389,961		—
	Soles	53,304,776		50,058,761		13,322,240		—
	$Arg.	17,276,793		3,033,467		—		—

Total long-term liabilities		757,902,454		370,884,308		564,877,684		399,906,648

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
28. Foreign currencies, continued:
d. Long-term liabilities as of December 31, 2005:

		Schedule Maturities
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Debt due to banks and financial institutions	UF	971,845	9.00%	—		—		—
	US$	31,060,803	7.33%	21,415,563	8.56%	75,681,139	6.00%	—
	Soles	15,327,276	5.52%	—		—		—
	$Arg	3,648,965	1.75%	3,648,964	1.75%	912,060	1.75%	—
	$Col.	—		13,362,850	12.00%	—		—

Bonds payable	UF	73,409,124	6.20%	73,409,124	4.80%	—		27,528,422	6.20%
	US$	240,700,751	7.86%	219,770,250	8.39%	324,422,750	8.29%	243,995,733	7.64%
	$Col	13,744,473	9.31%	58,404,999	10.98%	116,829,396	10.92%	—
	Soles	14,956,675	6.06%	16,013,571	6.85%	—		—

Notes payable
Miscellaneous	US$	44,445,917	7.42%	—		9,350,701	7.42%	—

	UF	—		—		—		109,717
	Ch$	181,080		—		—		—
	US$	7,166,487		1,794,801		5,612,872		15,223,901

Accrued liabilities	Ch$	1,220,926		737,397		1,789,338		6,122,794
	US$	—		—		—		—
	$Col	18,991,813		305,585		—		—

Other long-term liabilities	Ch$	24,706,300		3,592,292		16,060,433		27,233,896
	$Arg.	3,759,618		—		—		—
	Soles	—		29,971,034		—		—
	US	137,685		—		—		—

Total long-term liabilities per currency	UF	74,380,969		73,409,124		—		27,638,139
	Ch$	26,108,306		4,329,689		17,849,771		33,356,690
	US$	323,511,643		242,980,614		415,067,462		259,219,634
	$Col	32,736,286		72,073,434		116,829,396		—
	Soles	30,283,951		45,984,605		—		—
	$Arg	7,408,583		3,648,964		912,060		—

Total long-term liabilities		494,429,738		442,426,430		550,658,689		320,214,463

29. Sanctions:
The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
30. Subsequent events:
On March 8, 2007, the Company acquired from CMS Generation Co. and CMS Generation S.R.L. (individually and collectively, “CMS”), 2,734,110 R-class shares and 1,733,390 L-class shares, representing 25 % of the share capital of Hidroinvest S.A., the Argentine holding company and controller of Central Hidroeléctrica El Chocón S.A. (the “Company”), and also acquired 7,405,768 direct shares of the Company. The total purchase price was US$ 50 million, which includes debt that Hidroinvest S.A. owed CMS.
With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9 % to 94.9%, and increases the Company’s participation in El Chocón, which is 59%-controlled by Hidroinvest S.A. In addition, the Shareholders Agreement in the Company was terminated. The share purchase was carried out through the exercise of pre-emptive rights (right of first refusal) previously granted and notified by CMS.
As a result of the foregoing share purchases, Endesa Chile increased its directly and indirectly beneficial interest in Hidroeléctrica El Chocón S.A. to 64.7%.
Hidroeléctrica El Chocón S.A. is a generation subsidiary of Endesa Chile with an installed capacity of 1,320 MW. It was acquired in 1993, and it is located in the Province of Neuquén, Argentina.
At the Company’s Board meeting held on February 28, 2007, the Board agreed to modify the current dividend policy reported to the shareholders meeting in 2006, increasing from 50 % to 60 % the percentage distribution of net income for 2006 to be distributed as a final dividend to the shareholders.
Consequently, and taking into account the distributable income for the year 2006 and the distribution of the interim dividend paid in December 2006, which amounted to Ch$2.57, the board agreed at the same meeting to propose to the next ordinary shareholders meeting, to be held on April 24, 2007, the distribution of a final dividend amounting to Ch$10.84 per share, subject to its approval, which would be paid during May 2007.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
31. Environment:
During the year ended December 31, 2004, 2005 and 2006, the Company and its domestic and foreign subsidiaries made expenditures of ThCh$ 3,724,369, ThCh$ 1,812,110 and ThCh$ 2,563,363 respectively, related to environmental activities corresponding primarily to the following:
Operating expenses during the years ended December 31, 2004, 2005 and 2006, included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$ 557,472, ThCh$ 1,639,285 and ThCh$ 2,339,416 respectively. Environmental protection expenses for Endesa Costanera (including the cleaning of hydrocarbon chamber screens, measurement of gas emissions, measurement of Nox and SO2, ISO 9001, 14001 and 18001) was equivalent to ThCh$ 742,917, ThCh$ 47,617 and ThCh$ 84,570 during the years ended December 31, 2004, 2005 and 2006, respectively.
Due to an update of the ISO audit 14001 and ELMA regulations in Hidroelectrica El Chocón that company expensed ThCh$ 9,569 during the year ended December 31, 2005.
The Company capitalizes expenditures related to environmental activities as part of property, plant and equipment when those expenditures are deemed to provide additional future economic benefit. During the years ended December 31, 2004, 2005 and 2006 capitalized environmental expenditures amounted to ThCh$ 2,423,981 ThCh$ 115,639 and ThCh$ 139,377 respectively and primarily related to the following activities:
–	Central El Toro – Investments related with certification under ISO 14.001

–	San Isidro – Certification of CO2 cylinders and maintenance,
–	Tarapacá – Repair and modification of area of acid and leach tanks, as well as modification of water plant’s neutralization system.

–	Central Bocamina — Design and implementation of an environment management system
–	Huasco – Construction of anti-leak system for fuel

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles:
Chilean GAAP differs in certain important respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.
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
a) Inflation accounting
The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2006 was approximately 8.2%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.
b) Reversal of revaluation of property, plant and equipment
In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense is included in paragraph (v) below.
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
Chilean pesos as of December 31, 2006, except as stated)
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
Taxable temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.
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
The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (v) below.
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
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Under US GAAP EITF 88-1 severance indemnities described above may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). Under US GAAP, the Company used this accounting treatment up to December 31, 2003. Since January 1, 2004 the Company applied accounting for staff severance indemnities in accordance with SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” using the actuarial method to measure liabilities related to staff severance indemnities, the same method as applied under Chilean GAAP.
The cumulative effect of this change of accounting principle is included in the reconciliation of net income for the year ended December 31, 2004 in paragraph (v) below.
e) Pension and post-retirement benefits
The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under Chilean GAAP, until December 31, 2003 post-retirement employee benefits have been accounted for in accordance with the respective employee collective bargaining agreement, based on the actuarially determined projected benefit obligation using a discount rate of 9.5%. Under US GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Until December 31, 2003 the primary difference between Chilean GAAP and US GAAP resulted from using a discount rate for US GAAP based on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the benefits obligations, which was 6.5% for the years ended December 31, 2002 and 2003, versus, as applied under Chilean GAAP, using a discount rate based on the Company’s cost to borrow. In the years ended December 31, 2004, 2005 and 2006 the Company used the same methodology for both Chilean GAAP and US GAAP to estimate the applicable interest rate and thus there is no difference in the amount of pension and post-retirement liability as of December 31, 2004. The cumulative effect of the change of accounting principles on net income in 2004 is presented in paragraph (v) below.
In addition, during 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106 and 132(R)”. This statement required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106.
The adoption resulted in the recognition of prior service costs and related plan assets in the balance sheet of the Company’s equity method investee Endesa Brasil. The effects of the adoption of FAS 158 are presented in paragraph (v) below.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
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
The Company’s equity share of the effect of the adjustments from Chilean GAAP to US GAAP of equity accounted investees is included in paragraph (v) below. The principal US GAAP adjustments affecting the Company’s equity investees are as follows:
(i)	The recording of deferred taxes in accordance with SFAS 109 (see paragraph c).

(ii)	Adjustment related to pensions and other post-retirement benefits (see paragraph e).

(iii)	Adjustment related to negative goodwill (see paragraph h).

(iv)	Adjustment related to capitalized foreign currency exchange differences (see paragraph i).

(v)	Adjustment related to capitalized general and administration expenses (see paragraph l).

(vi)	The recording of derivative instruments in accordance with SFAS 133 (see paragraph p).

(vii)	Adjustment related to capitalized interests. (A)

(viii)	Adjustment related to regulated assets (B)

(ix)	The deferred income tax effects of adjustments (i) to (viii).
(A) Under US GAAP, investments accounted for under the equity method are qualifying assets of the investor, if the investee is undergoing activities in preparation for its planned principal operations provided that the investments activities include the use of funds to acquire qualifying assets.
(B) As a result of changes in Brazilian Electricity Laws and Regulations, Endesa Brasil’s subsidiaries ,Ampla Energia e Serviços S.A. (AMPLA, ex CERJ) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates remaining costs will be recovered over a period of three years, from the balance date. Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when it is probable that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. Endesa Brasil has recorded deferred regulatory assets, which it expects to pass on to its customers in accordance with and subject to regulatory provisions.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
g)	Goodwill
(i)	Under Chilean GAAP, for acquisitions that occurred until December 31, 2003 assets acquired and liabilities assumed were recorded at their carrying value and the excess of the purchase price over the carrying value is recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

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
(ii)	Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2005 and 2006.

The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (v) below:
(i)	differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii)	the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;

(iii)	the reversal of goodwill amortization recorded under Chilean GAAP.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A summary of the changes in the Company’s goodwill under US GAAP during the years ended December 31, 2005 and 2006, by country of operation is as follows:

	Goodwill under US GAAP
			Cumulative
			Translation		December 31,
	January 1, 2005	Acquisitions	Adjustment	Impairment	2005

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	5,292,779	—	—	—	5,292,779
Peru	17,451,476	—	(1,962,919)	—	15,488,557
Colombia	23,754,905	—	(2,672,486)	—	21,082,419

Total	46,499,160	—	(4,635,405)	—	41,863,755

	Goodwill under US GAAP
			Cumulative
			Translation	Reclassification	December 31,
	January 1, 2006	Acquisitions	Adjustment	(1)	2006

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	5,292,779	—	—	—	5,292,779
Peru	15,488,557	3,194,340	270,175	—	18,953,072
Colombia	21,082,419	—	367,750	(8,473,153)	12,977,016

Total	41,863,755	3,194,340	637,925	(8,473,153)	37,222,867

(1)	See Note 10 (e) (iv.)
h) Negative goodwill
Under Chilean GAAP, until December 31, 2003 the excess of the carrying value of the assets assumed in a business combination over the purchase price was recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004.
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
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Adjustments related to negative goodwill necessary to make the consolidated financial statements conform to US GAAP are included in paragraph (v) below and are as follows:
h-1:	The reversal of negative goodwill amortization and write-offs described in paragraph (g) above, which did not meet the US GAAP impairment criteria for long-lived assets under SFAS 144 and the reversal of negative goodwill amortization recorded under Chilean GAAP;

h-2:	The effects of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment and other effects on income.
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
Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. In addition, under US GAAP, foreign currency translation exchange differences may not be capitalized. The adjustment to reverse out the foreign currency translation adjustments relating to the loans financing the constructions in progress is shown in paragraph (v) below as follows:
i-1:	Adjustment to net income related to foreign currency exchange differences;

i-2:	Adjustment to depreciation of property, plant and equipment.
j) Accumulated deficit during the development stage
Under Chilean GAAP, the net losses incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity. Under US GAAP, such results must be included in the consolidated statement of income. As of December 31, 2004 and 2005, respectively, no company was classified as development stage company. For the year ended December 31, 2006, the effects of the adjustment are included in paragraph (v) below.
k) Minimum dividend
As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (v) below to reflect the unrecorded dividend liability, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
The effects of eliminating capitalized general and administrative expenses are detailed in paragraph (v) below as follows:
l-1:	The elimination of the capitalized administrative and selling expenses from property, plant and equipment and the effect on depreciation expense for the year;

l-2:	The elimination of the capitalized administrative and selling expenses from other assets and the effect on income for the year.
m) Involuntary employee termination benefits
Under Chilean GAAP, the Argentine subsidiaries, Endesa Costanera S.A. and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with US GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must have been a plan that specifically includes notification of such employees prior to the balance sheet date. As of December 31, 2004, 2005 and 2006, respectively, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (v) below.
n) Creation of Endesa Brasil
As of September 30, 2005 the Brazilian investments of Endesa S.A. (Spain), the ultimate parent company of Endesa-Chile, were reorganized. As a result of this reorganization of entities under common control, a new entity, Endesa Brazil S.A., was created and the total participation of Endesa-Chile held in its subsidiary Centrais Electricas Cachoeira Dourada S.A. (CDSA) and in its equity method investee Companhia de Interconexao Energetica S.A. (CIEN) were transferred to this entity in exchange for 38.75% economic participation in the newly formed company. As of September 30, 2005, the Company deconsolidated CDSA, ceased accounting for CIEN under the equity method and began to account for its participation in Endesa Brasil S.A. under the equity method. The difference between net assets contributed and received generated a difference presented as reserve in equity. Although the transaction received the same accounting treatment under both Chilean GAAP and US GAAP, as a result of the existing adjustments to US GAAP in the subsidiaries which were the subject of the reorganization, an incremental adjustment to equity of Endesa-Chile was recorded. For the year ended December 31, 2005 the effects of the adjustment are included in paragraph (v) below.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
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
Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment” which amounted to net losses of ThCh$ 6,066,762, ThCh$ 9,437,690 and a net gain of ThCh$ 1,690,431 for the years ended December 31, 2004, 2005 and 2006, respectively.
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
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
As of December 31, 2004 the Company did not apply hedge accounting to its derivative instruments under US GAAP. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized directly in earnings. As of December 31, 2005 and 2006, the Company applied hedge accounting to a portfolio of derivative instruments executed in those years. These instruments were designated as cash flow hedges of variable interest-bearing liabilities with changes in fair value recorded in OCI. The remainder of derivative instruments were accounted at fair value with changes in fair value recognized directly in earnings. The Company considers hedging instruments to be non-operating derivative financial instruments, whereas commodity and embedded derivative instruments are considered to be operating derivative instruments.
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
The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2004, 2005 and 2006 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (v) below.
q) Reorganization of subsidiaries
This adjustment corresponds to the reorganization of the Company’s subsidiaries Endesa Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Endesa Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A.
During 2006, the Company’s subsidiary Edegel was merged with Etevensa, an entity which was controlled by Endesa Internacional S.A., the Company’s parent company. This reorganization included a purchase of a minority interest portion in exchange for shares of Edegel and cash.
Under Chilean GAAP, the Company recorded these transactions under the pooling of interests method, using the book values of the net assets acquired under merger accounting as proscribed by Technical Bulletin 72 for reorganizations under common control.
Under US GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA and Etevensa were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiaries Endesa Costanera S.A. and Edegel S.A.. The difference in property, plant and equipment basis between Chilean GAAP and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (v) below.
r) Amortization of bond discount and deferred debt issuance costs
Under Chilean GAAP the Company amortizes bond discounts and deferred debt issuance costs using the straight-line method over the estimated maturity of the related debt.
Under US GAAP, deferred debt issuance costs and bond discounts have to be amortized using the effective interest method. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (v) below.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
s) Accounting for asset retirement obligations
In June 2001 the FASB issued Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS 143 effective January 1, 2003. This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time the standard requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant.
The effects on US GAAP income and Shareholders equity are shown in paragraph (v) below as follows:
s-1:	The effects of amortizing the deferred costs of the asset retirement obligation are reflected as depreciation expense;

s-2:	The effects of re-measuring the liability due to the passage of time during the year ended December 31, 2004, 2005 and 2006 are reflected as accretion expense.
The following table shows reconciliation of the liability for the years ended December 31, 2004, 2005 and 2006 as recorded by the Company:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Balance as of January 1	479,349	1,124,979	957,151
Cumulative translation adjustment	(40,360)	(54,078)	8,092
Liabilities incurred in the period	573,815	—	819,317
Accretion expense	112,175	(113,750)	331,521

Balance as of December 31	1,124,979	957,151	2,116,081

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
t) Effects of minority interest on the US GAAP adjustments
The Company calculated effects of the participation of the non-controlling shareholders, referred to as minority interest, related to the US GAAP adjustments in the subsidiaries in which it is not the sole shareholder.
u) Accounting for the Impairment or Disposal of Long-Lived Assets
In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2004, 2005, and 2006 no additional amounts were recorded for impairment under US GAAP.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
v)	Effects of conforming to US GAAP:
(i)	The reconciliation of reported net income required to conform to US GAAP is as follows:

	Years Ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	88,628,059	112,946,076	189,541,318
Reversal of revaluation of Property, plant and equipment (paragraph b)	1,070,088	371,119	319,807
Deferred income taxes (paragraph c)	(62,244,678)	(7,952,552)	(8,055,938)
Staff severance indemnities (paragraph d)	1,011,235	—	—
Pension and post-retirement benefits (paragraph e)	754,711	—	—
Investments in related companies (paragraph f)	1,549	(29,165,640)	4,542,360
Goodwill (paragraph g)	1,548,033	1,395,070	942,823
Negative goodwill (paragraph h):
h-1: Amortization of negative goodwill	(17,031,537)	(15,631,948)	(6,037,460)
h-2: Depreciation of Property, plant and equipment	14,523,619	10,574,121	17,648,845
Capitalized exchange differences (paragraph i):
i-1: Foreign exchange differences	(6,182,167)	—	—
i-2: Depreciation of Property, plant and equipment	261,423	493,599	495,731
Accumulated deficit during the development stage (paragraph j)	—	—	(303,015)
Capitalized general and administrative expenses (paragraph l):
l-1: Depreciation of Property, plant and equipment	1,956,387	501,808	(225,733)
l-2: Other operating results	996,730	967,050	971,134
Involuntary employee termination benefits (paragraph m)	(1,769)	(17,380)	(21,295)
Derivative instruments (paragraph p)
Operating	(13,142,753)	27,669,761	4,593,434
Non-operating	2,449,379	687,719	137,686
Reorganization of subsidiaries (paragraph q)	(262,369)	(232,853)	(236,914)
Amortization of bond discount and deferred debt issuance costs (paragraph r)	—	—	1,736,759
Accounting for asset retirement obligations (paragraph s)
s-1: Depreciation expense	(306)	(39,192)	(14,472)
s-2: Accretion expense	(112,175)	113,750	(1,150,838)
Effects of minority interest on the US GAAP adjustments (paragraph t)	52,989,458	(298,686)	7,009,651

Income in accordance with US GAAP before cumulative effect of changes in accounting principles	67,212,917	102,381,822	211,893,883
Cumulative effect of changes in accounting principles, net of taxes (ThCh$ 261,599) and minority interest (paragraph d and t)	1,277,218	—	—

Net income in accordance with US GAAP	68,490,135	102,381,822	211,893,883

Other comprehensive income (loss):
(Loss)/gain on hedge of the foreign currency exposure of net investment in foreign operations, net of income tax of ThCh$0	(19,379,821)	(15,449,838)	3,009,095
Fair value change of hedging instruments used in cash flow hedges (paragraph p), net of tax (ThCh$28, 201 and ThCh$4,371 as of December 31, 2005 and 2006, respectively)	—	(137,687)	(21,343)
Cumulative translation adjustment, net of income tax ( ThCh$0)	10,518,198	14,558,412	(2,912,682)

Comprehensive income in accordance with US GAAP	59,628,512	101,352,709	211,968,953

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(v)	Effects of conforming to US GAAP:
(ii)	The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,676,746,265	1,794,309,851
Reversal of revaluation of Property, plant and equipment (paragraph b):
Property, plant and equipment	(11,912,236)	(11,920,882)
Accumulated depreciation	6,884,892	7,213,343
Deferred income taxes (paragraph c)	(95,120,173)	(103,432,534)
Investments in related companies (paragraph f)	(20,496,345)	(13,320,023)
Goodwill (paragraph g):
Goodwill	18,981,044	22,428,696
Accumulated amortization	5,498,559	3,700,270
Negative goodwill (paragraph h):
h-1: Negative goodwill	367,302,934	366,229,780
h-1 Accumulated amortization of negative goodwill	(330,420,661)	(329,661,128)
h-2: Property, plant and equipment	(522,715,395)	(514,978,765)
h-2: Accumulated depreciation of Property, plant and equipment	195,648,638	197,282,746
Capitalized exchange differences (paragraph i):
Property, plant and equipment	(20,965,189)	(21,071,696)
Accumulated depreciation of Property, plant and equipment	1,166,948	1,674,395
Minimum dividend (paragraph k)	(29,194,238)	(33,972,648)
Capitalized general and administrative expenses (paragraph l):
l-1: Property, plant and equipment	(30,136,853)	(30,020,685)
l-1: Accumulated depreciation of Property, plant and equipment	9,345,587	10,093,571
l-2: Other assets	(1,227,574)	(1,474,720)
Involuntary employee termination benefits (paragraph m)	59,128	38,864
Derivative instruments (paragraph p)	7,573,890	12,146,711
Reorganization of subsidiaries (paragraph q)	3,721,443	4,614,224
Amortization of bond discount and deferred debt issuance costs (paragraph r)	—	1,736,759
Accounting for asset retirement obligations, net (paragraph s)	(413,551)	(1,586,910)
Effects of minority interest on the US GAAP adjustments (paragraph t)	78,833,357	83,955,086

Shareholders’ equity in accordance with US GAAP	1,309,160,470	1,443,984,305

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(w) The changes in shareholders’ equity in US GAAP as of each year-end are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with US GAAP – January 1,	1,217,996,077	1,261,742,875	1,309,160,470

Dividends paid during the year	(19,953,545)	(34,584,584)	(68,812,721)

Reversal of dividends payable as of previous balance sheet date	25,550,788	21,478,958	29,194,238
Minimum dividend (paragraph k)	(21,478,958)	(29,194,238)	(33,972,648)
Cumulative translation adjustment	10,518,198	14,558,412	(2,912,682)
Reorganization under common control	—	(11,635,250)	(6,425,471)
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(19,379,821)	(15,449,838)	3,009,095
Fair value change of hedging instruments used in cash flow hedges	—	(137,687)	(21,343)
Application of FAS 158 Endesa Brasil	—	—	2,871,484
Net income in accordance with US GAAP for the year	68,490,135	102,381,822	211,893,883

Shareholders’ equity in accordance with US GAAP – December 31,	1,261,742,875	1,309,160,470	1,443,984,305

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
II.	Additional Disclosure Requirements:

a)	Basic and diluted earnings per share:

	Year ended December 31,
	2004	2005	2006
	Ch$	Ch$	Ch$
Chilean GAAP earnings per share	10.58	13.49	23.11
US GAAP basic and diluted earnings per share:
US GAAP earnings per share from continuing operations before cumulative effect of changes in accounting principles	8.03	12.23	25.83
Cumulative effect of changes in accounting principles	0.15	—	—

US GAAP basic and diluted earnings per share	8.18	12.23	25.83

Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
b) Income taxes:
The (provision) benefit for income taxes (charged)/credited to the results of operations determined in accordance with US GAAP is as follows:

	2004
	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(887,612)	—	(1,966,292)	(14,950,789)	(38,021,686)	(55,826,379)
Deferred income taxes as determined under Chilean GAAP	(15,614,144)	(14,838,881)	—	(11,341,167)	(1,202,181)	(42,996,373)

Total income tax provision under Chilean GAAP	(16,501,756)	(14,838,881)	(1,966,292)	(26,291,956)	(39,223,867)	(98,822,752)

US GAAP adjustments
Deferred tax effect of applying SFAS 109	1,837,476	8,667,020	688,645	1,892,824	—	13,085,965
Deferred tax effect of adjustment to US GAAP	3,170,040	871,483	—	(79,276,913)	(95,253)	(75,330,643)

Total US GAAP adjustments	5,007,516	9,538,503	688,645	(77,384,089)	(95,253)	(62,244,678)

US GAAP reclassifications (1)	(261,600)	—	—	—	—	(261,600)

Total income tax provision under US GAAP	(11,755,840)	(5,300,378)	(1,277,648)	(103,676,045)	(39,319,119)	(161,329,030)

	2005
	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(1,822,548)	—	(2,836,644)	(17,272,319)	(39,471,784)	(61,403,295)
Deferred income taxes as determined under Chilean GAAP	(28,812,619)	(5,749,608)	—	1,606,541	473,553	(32,482,133)

Total income tax provision under Chilean GAAP	(30,635,167)	(5,749,608)	(2,836,644)	(15,665,778)	(38,998,231)	(93,885,428)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	(474,920)	—	(289,753)	4,122,517	—	3,357,844
Deferred tax effect of adjustment to US GAAP	(8,713,432)	(290,838)	—	(2,367,101)	60,975	(11,310,396)

Total US GAAP adjustments	(9,188,352)	(290,838)	(289,753)	1,755,416	60,975	(7,952,552)

Total income tax provision under US GAAP	(39,823,519)	(6,040,446)	(3,126,397)	(13,910,362)	(38,937,256)	(101,837,980)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2006
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(40,117,634)	(4,055,215)	(16,618,038)	(38,623,297)	(99,414,184)
Deferred income taxes as determined under Chilean GAAP	(23,769,024)	(9,423,835)	(11,309,767)	13,060,059	(31,442,567)

Total income tax provision under Chilean GAAP	(63,886,658)	(13,479,050)	(27,927,805)	(25,563,238)	(130,856,751)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	5,787,394	—	(2,231,999)	—	3,555,395
Deferred tax effect of adjustment to US GAAP	(6,312,610)	(2,801,188)	(892,095)	(1,605,440)	(11,611,333)

Total US GAAP adjustments	(525,216)	(2,801,188)	(3,124,094)	(1,605,440)	(8,055,938)

Total income tax provision under US GAAP	(64,411,874)	(16,280,238)	(31,051,899)	(27,168,678)	(138,912,689)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Deferred tax assets and liabilities in accordance with US GAAP as of each balance sheet date are as follows:

	As of December 31,
	2005		2006
	ThCh$	ThCh$	ThCh$	ThCh$
	Short-term	Long-term	Short-term	Long-term
Deferred income tax assets
Property, plant and equipment	—	122,835,713	—	112,748,582
Prepaid income	116,519	1,000,798	69,163	921,096
Derivative contracts	—	2,889,043	—	—
Vacation accrual	421,541	—	485,550	—
Tax losses (1)	—	55,363,678	—	45,221,891
Contingencies	1,226,686	—	997,329	1,316,906
Allowance for doubtful accounts	5,650	5,544,228	1,252	8,830,945
Provision for employee obligations	367,335	1,189,189	479,580	923,959
Provision for obsolete materials	—	1,530,717	—	1,621,780
Other	395,949	200,112	94,313	584,428
Valuation allowance	—	(29,327,253)	—	(29,262,196)

Total deferred income tax assets	2,533,680	161,226,225	2,127,187	142,907,391

Deferred income tax liabilities
Property, plant and equipment	—	(320,479,391)	—	(348,298,611)
Severance indemnities	—	(1,143,220)	—	(1,029,663)
Derivative contracts	—	(2,804,480)	—	(2,064,941)
Finance costs	—	(13,254,965)	—	(13,738,128)
Capitalized interest on construction	—	(4,148,807)	—	(3,756,520)
Capitalized cost of studies	—	(8,498,040)	—	(8,420,626)
Capitalized spare parts used	—	(857,794)	—	(811,521)
Bonds discount	—	(420,912)	—	(629,439)
Leasing	—	(560,949)	—	(464,611)
Investment in Argentina	—	(468,814)	—	(419,071)
Other	—	(2,741,110)	—	(3,271,111)

Total deferred income tax liabilities	—	(355,378,482)	—	(382,904,242)

Net deferred tax balance	2,533,680	(194,152,257)	2,127,187	(239,996,851)

Changes in the amount of deferred tax asset valuation allowance are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Balance as of January 1,	(33,857,264)	(29,327,253)
Cumulative translation adjustment	5,445,725	332,388
Increase of valuation allowance	(915,714)	(267,331)

Balance as of December 31,	(29,327,253)	(29,262,196)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(1) Accumulated tax losses by country as of December 31, 2005 and 2006, are as follows:

	December 31, 2005		December 31, 2006
	Amount	Year of expiration	Amount	Year of expiration
	ThCh$		ThCh$
Chile	107,601,719	Do not expire	106,129,758	Do not expire
Argentina (A)	35,602,647	2007	7,811,304	2007
Colombia (B)	70,315,390	2007	71,899,632	2007

Total	213,519,756		185,840,694

(A)	All tax losses were created in 2002 expire in 2007.

(B)	Management does not expect that the subsidiaries in Colombia will be able to recover deferred tax assets related to tax loss carry forwards. Thus, as of December 31, 2004, 2005 and 2006, a valuation allowance has been recorded, which covers the whole amount of the deferred tax asset related to tax loss carryforwards.
Tax losses applied against taxable income in the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Chile	30,946,778	56,199,983	1,471,961
Argentina	35,127,114	41,046,206	28,033,813
Colombia	42,023,273	—	1,159,581

Total	108,097,165	97,246,189	30,665,355

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	2004
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(23,737,853)	747,527	(16,605,462)	(5,973,667)	(9,018,747)	(54,588,202)
Effect of differences in foreign tax rates	—	791,501	(16,117,066)	4,696,019	(11,406,064)	(22,035,610)
Price-level restatement not accepted for tax purposes	1,048,719	(3,260,306)	(5,162,356)	—	(7,798,630)	(15,172,573)
Non-deductible items	(117,329)	(429,481)	(84,142,259)	—	(13,192,221)	(97,881,290)
Non-taxable items	11,885,162	—	1,745,672	—	6,389,216	20,020,050
Prior years’ income tax	(1,280,114)	—	—	—	—	(1,280,114)
Others	707,175	(3,149,619)	16,605,426	—	(4,292,673)	9,870,309

Tax benefit (expense) at effective tax rate	(11,494,240)	(5,300,378)	(103,676,045)	(1,277,648)	(39,319,119)	(161,067,430)

Income tax related to cumulative change in accounting principles	(261,600)	—	—	—	—	(261,600)

Total income tax under US GAAP	(11,755,840)	(5,300,378)	(103,676,045)	(1,277,648)	(39,319,119)	(161,329,030)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2005
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(21,864,926)	4,437,065	(9,194,237)	(4,725,854)	(12,527,161)	(43,875,113)
Effect of differences in foreign tax rates	—	4,698,068	(8,923,818)	(4,725,854)	(13,264,054)	(22,215,658)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	4,832,668	(6,680,885)				(1,848,217)
Non-taxable items	6,019,267	—	6,546,172	6,325,311		18,890,750
Non-deductable items	(29,302,954)	(7,006,077)	(997,263)	—	(10,898,714)	(48,205,008)
Effect of change in valuation allowance	(627,216)	—	—	—	1,348,200	720,984
Other	1,119,642	(1,488,617)	(1,341,216)		(3,595,527)	(5,305,718)

Total income tax under US GAAP	(39,823,519)	(6,040,446)	(13,910,362)	(3,126,397)	(38,937,256)	(101,837,980)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2006
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(45,333,218)	(4,934,495)	(6,650,170)	(12,732,262)	(69,650,145)
Effect of differences in foreign tax rates	—	(5,224,760)	(6,454,577)	(16,102,566)	(27,781,903)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(3,598,589)	(6,090,435)	—	12,725,452	3,036,428
Non-taxable items	14,776,564	2,748,314	1,604,352	683,514	19,812,744
Non-deductable items	(34,615,742)	(1,934,271)	(17,985,553)	(12,646,317)	(67,181,883)
Prior year income tax	4,214,796	—	—	—	4,214,796
Effect of change in valuation allowance	(209,176)	—	—	(58,155)	(267,331)
Other	353,491	(844,591)	(1,565,951)	961,656	(1,095,395)

Tax benefit (expense) at effective tax rate	(64,411,874)	(16,280,238)	(31,051,899)	(27,168,678)	(138,912,689)

Total income tax under US GAAP	(64,411,874)	(16,280,238)	(31,051,899)	(27,168,678)	(138,912,689)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
The following table breaks down income before income taxes by country as of December 31, 2004, 2005 and 2006, respectively.

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Chile	83,084,924	74,748,107	254,395,463
Argentina	(4,397,231)	(26,100,381)	21,292,040
Peru	62,679,190	54,083,745	44,622,483
Brazil (1)	35,139,228	27,799,146	—
Colombia	53,051,454	73,689,185	30,496,586

Total	229,557,565	204,219,802	350,806,572

(1)	As described in note 10 c. (i), as a result of the reorganization of the Brazilian subsidiaries, the Company discontinued the consolidation of its former subsidiaries Cachoeira Dourada and CIEN during 2005.
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
•	Public works and concessions
Revenue is recognized as services are provided.
A summary of activities presented in accordance with Chilean GAAP by geographic area is as follows:

	Revenues			Long-lived assets
	Year ended December 31,			As of December 31,
	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	494,588,926	559,317,855	659,698,097	2,303,800,652	2,376,514,956
Argentina	156,864,807	160,087,454	235,415,937	442,475,089	430,742,764
Brazil (1)	44,432,332	42,672,856	—	—	—
Colombia	265,917,707	264,410,301	273,824,681	1,153,061,771	1,130,670,191
Peru	130,500,743	120,134,219	168,182,212	590,127,107	731,071,305

Total	1,092,304,515	1,146,622,685	1,337,120,927	4,489,464,619	4,668,999,216

(1)	With the deconsolidation of Brazilian subsidiary Cachoeira Dourada, the equity method in CIEN and the change in accounting methods for Endesa Brasil (Note 10 (c) (iii.)) as of October 1, 2005, the Company no longer consolidates the long-lived assets of these subsidiaries.
d) Concentration of risk:
The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.
The only customer which accounted for more than 10% of revenues for the years ending December 31, 2004, 2005 and 2006, respectively was Chilectra S.A., a related company, transactions with which represented a participation in consolidated revenues amounted to 11.9%, 12.6% and 11.0% for the years ended December 31, 2004, 2005 and 2006, respectively.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
e) Schedule of debt maturity:
Following is a schedule of debt maturity in each of the next five years and thereafter:

As of
December 31,
2006
ThCh$
2007	219,026,657
2008	300,920,526
2009	365,656,327
2010	167,338,290
2011	161,505,486
2012 and thereafter	814,159,077

Total	2,028,606,363

f) Disclosure regarding interest capitalization under US GAAP:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Interest cost incurred	203,679,491	182,548,712	160,316,158
Interest capitalized	7,619,740	—	5,532,243

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
g) Cash flow information
The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flows under US GAAP as marketable securities under Chile GAAP qualify as cash equivalents, whereas under US GAAP they are classified as available-for-sale securities (see Note 32 r)):

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Operating cash flow Chile GAAP and US GAAP	266,835,282	276,617,083	420,100,772

Cash flow investing activities Chile GAAP	(75,020,465)	(56,275,094)	(204,503,050)

Differences between Chilean GAAP and US GAAP:
Purchase of marketable securities during period	(721,048)	(1,910,279)	(5,227,518)

Sale of marketable securities during period	1,292,018	721,048	1,910,279

Cash flow investing activities US GAAP	(74,449,495)	(57,464,325)	(207,820,289)

Cash flow financing activities US GAAP	(116,458,087)	(374,771,958)	(136,166,481)

Net cash flow	75,927,700	(155,619,200)	76,114,002

Effect inflation and foreign exchange differences (1)	(9,627,540)	(5,651,512)	(6,991,458)

Total change of cash and cash equivalent	66,300,160	(161,270,712)	69,122,544

Cash equivalent opening	176,133,695	242,433,855	81,163,143
Cash equivalent ending	242,433,855	81,163,143	150,285,687
The reconciliation of cash and cash equivalents from Chilean GAAP to US GAAP as of December 31, 2004, 2005 and 2006 is as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents under Chilean GAAP	243,154,903	83,073,422	155,513,205
Elimination of marketable securities	(721,048)	(1,910,279)	(5,227,518)

Cash and cash equivalents under US GAAP	242,433,855	81,163,143	150,285,687

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash	31,350,043	10,233,607	21,356,149
Time deposits and repurchase agreements	211,083,813	70,929,537	128,929,538

Total cash and cash equivalents under US GAAP	242,433,855	81,163,143	150,285,687

Additional disclosures required under US GAAP are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Interest paid during the year, net of amount capitalized	190,086,587	168,205,118	154,783,915
Income taxes paid during the year	127,836,120	148,155,115	160,316,158
Assets acquired under leasing	29,084,335	—	—
(1) Under Chilean GAAP in accordance with Technical Bulletin No. 50 “Cash flow statement” of the Chilean Association of Accountants, the effects of foreign exchange changes on cash and cash equivalents are not required to be disclosed separately in the statement of cash flows. Pursuant to the comprehensive basis of preparation of price-level adjusted financial statements under US GAAP the effects of foreign exchange gains or losses and effects of inflation on cash and cash equivalents are separately disclosed as presented in the table below:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Foreign exchange losses	(14,519,396)	(10,573,457)	(9,009,294)
Effects of inflation	4,891,856	4,921,945	2,017,836

Effect of inflation and foreign exchange differences	(9,627,540)	(5,651,512)	(6,991,458)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
h) Disclosures about fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2005 and 2006 for which it is practicable to estimate that value:
•	Cash
The fair value of the Company’s cash is equal to its carrying value.
Time deposits and marketable securities, short-term receivables and payables
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
The estimated fair values of the Company’s financial instruments compared to US GAAP carrying amounts are as follows:

	As of December 31,
	2005		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,233,607	10,233,607	21,356,149	21,356,149
Time deposits	61,738,121	61,738,121	92,305,965	92,305,965
Marketable securities	1,910,279	1,910,279	5,231,667	5,231,667
Current receivables, net	101,630,637	101,630,637	146,854,403	146,854,403
Other receivables, net	37,425,026	37,425,026	53,868,866	53,868,866
Amounts due from related companies	36,126,926	36,126,926	32,891,940	32,891,940
Long term receivables	26,991,972	26,991,972	69,067,592	69,067,592
Long term amounts due from related companies	91,713,736	91,713,736	90,524,359	90,524,359
Derivative contracts (Assets)	58,894,369	58,894,369	36,239,094	36,239,094
Accounts payable	(57,110,493)	(57,110,493)	(87,751,397)	(87,751,397)
Short term amounts payables to related companies	(7,320,939)	(7,320,939)	(8,230,557)	(8,230,557)
Debt, notes payable and bonds payable	(2,023,201,781)	(2,204,077,451)	(2,092,458,072)	(2,320,108,500)
Derivative contracts (Liabilities)	(51,320,478)	(51,320,478)	(24,092,383)	(24,092,383)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
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
The Company has a number of contracts denominated in US dollars or with indexation features linked to the US dollar. According to SFAS 133, a contract with payments expressed in: the functional currency of any substantial party to the contract; the currency in which the price of the related good or service is routinely denominated in international commerce; the local currency of any substantial party to the contract; or the currency used by a substantial party to the contract as if it were the functional currency because the primary economic environment in which the party operates is highly inflationary, could be excluded from the normal purchase and sale exception. For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in paragraph I p), thus the functional currency of these subsidiaries was considered to be the US dollar as these subsidiaries’ financial statements were re-measured into US dollars because they are foreign subsidiaries that operate in countries exposed to significant risks as determined under BT 64.
The following is a summary of the Company’s adjustments in consolidated companies to other assets and liabilities related to the fair values for all identified derivative contracts as of December 31, 2005 and 2006.

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Commodity derivatives — assets	19,105,375	—
Commodity derivatives — liabilities	(40,606,084)	(7,731,630)
Embedded derivatives — assets	39,788,994	36,239,094
Embedded derivatives — liabilities	(10,576,695)	(16,335,039)
Financial derivatives — assets	—	—
Financial derivatives — liabilities	(137,699)	(25,714)

Total derivative adjustment (paragraph I p)	7,573,891	12,146,711
Effects of minority interest (paragraph I t)	1,837,998	126,058
Deferred tax effects (paragraph I c)	61,154	(2,069,312)

Net effect of adjustment	9,473,043	10,203,457

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between and United States Generally Accepted Accounting Principles, continued:
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
The Company has commodity contracts that are unique, due to their long-term nature and complexity. In establishing the fair value of contracts management makes assumptions using available market data and pricing models. Factors such as commodity price risk are also included in the fair value calculation. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs, and others. These inputs become more difficult to predict and the estimates are less precise, the further out in time these estimates are made. As a result, fair values are highly sensitive to the assumptions being used.
Until December 31, 2005 the Company’s Argentine generation entities had access to the Brazilian energy market through an interconnection system between those two countries. Due to action taken by Argentine Regulation Authorities, the exportations of energy from Argentina to Brazil were limited, resulting in a default of most energy supply contracts the Company had entered into. However, during 2006 the Brazilian regulator issued a statement that allowed these interconnection contracts to reduce their amounts of power and energy to be delivered, and to accelerate their maturity date to December 2007. As a result of action taken by Argentine and Brazilian regulation authorities, the contracts the Argentine subsidiaries had entered into ceased to exist as of the December 31, 2006.
Embedded Derivative Contracts
The Company enters into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2004, 2005 and 2006 corresponded to foreign currency and indexation features embedded in leases and service type contracts.
Financial Derivatives
Changes in interest rates expose the Company to risk as a result of its portfolio of fixed-rate and variable-rate debt. The Company manages interest rate risk exposure on a global basis by limiting its variable-rate and fixed-rate exposures to certain variable/fixed mixes set by the risk management policy. The Company manages interest rate risk through the use of collars and cross-currency swaps.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Net Investment Hedges
The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated partially as a substantial portion of the Company’s revenue is either directly or indirectly linked to the US dollar. Additionally, the Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. The accounting treatment for such operations is the same under Chilean GAAP and US GAAP (see Note 10 f). and Note 19 d. for further detail). The changes in the cumulative translation adjustment are presented net of foreign currency gains or losses of debt designated as hedges of foreign net investments. Gains related to debt designated as hedges of ThCh$ 57,873,661, ThCh$ 105,427,060 and ThCh$ 32,359,746 were included in the cumulative translation adjustment for the years ended December 31, 2004, 2005 and 2006, respectively.
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

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(i)	The most significant reclassifications from other operating income under Chilean GAAP to operating income under US GAAP are presented as follow:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Other operating income under Chilean GAAP	54,201,367	33,979,022	29,967,647

Gain on sale of fixed assets	7,214,042	4,158,843	3,324,949
Reversal of contingency provision	13,920,112	1,084,015	8,691,946
Energy and power settlement	12,743,603	7,695,386	5,082,701
Indemnities and commissions	10,261	1,876,636	7,981,564
Recovery of expenses and clients’ portfolio	15,162,936	3,428,655	878,268
Gains on service and other contracts	274,827	788,079	545,478
Gains on sales of other assets	27,121	—	—

Total reclassifications	49,352,902	19,031,614	26,504,906

Total other operating income as classified under US GAAP but calculated in accordance with Chilean GAAP	4,848,465	14,947,408	3,462,741

(ii)	The most significant reclassifications from other operating expenses under Chilean GAAP to operating expenses under US GAAP are presented as follow:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Other operating expenses under Chilean GAAP	83,865,176	54,711,669	43,567,721

Loss on sale of fixed assets	545,042	399,173	173,596
Retirement benefits and severance indemnities	—	867,703	1,074,377
Board of directors compensation	232,022	233,471	240,962
Contingencies and litigation	7,870,383	16,332,763	8,215,354
Energy and power settlement	27,180,199	8,686,575	6,566,564
Costs of sales of materials and fixed assets	—	228,100	557,828
Loss on sales of other assets	223,480	—	—
Provision for obsolescence of inventory	114,271	—	—

Total reclassifications	36,165,397	26,747,785	16,828,681

Total other operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP	47,699,779	27,963,884	26,739,040

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(iii)	The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Sales	1,092,304,515	1,146,622,685	1,337,120,927
Other operating income	49,352,902	19,031,614	26,504,906
Costs of sales	(658,737,608)	(679,981,909)	(778,552,870)
Administrative and selling expenses	(72,600,319)	(66,135,307)	(55,718,730)

Operating income	410,319,490	419,537,083	529,354,233

Non-operating income and expenses, net	(210,067,895)	(146,137,005)	(166,230,823)
Income taxes	(161,067,430)	(101,837,980)	(138,912,689)
Minority interest	7,715,092	(53,869,098)	(58,901,141)
Equity participation in income of related companies, net	20,313,660	(15,311,178)	46,584,303

Income from continuing operations before cumulative effect of change in accounting principle	67,212,917	102,381,822	211,893,883
Cumulative effect of change in accounting principle	1,277,218	—	—

Net income	68,490,135	102,381,822	211,893,883

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(19,379,821)	(15,449,838)	3,009,095
Cumulative translation adjustment	10,518,198	14,558,412	(2,912,682)
Fair value change in hedging instruments	—	(137,687)	(21,343)

Comprehensive income	59,628,512	101,352,709	211,968,953

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(iv)	Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under US GAAP. Debt discounts are included in other assets in Chilean GAAP while the discount would be offset against the debt under US GAAP. The amounts receivable and payable related to financial derivatives have been recorded in the balance sheet at their gross amounts, whereas, these amounts would have been recorded at their net amounts by financial institution under US GAAP, provided the contracts have net settlement provisions. Negative goodwill would be presented as a deduction to property, plant, and equipment instead of a separate line-item in other assets. Investments in companies in the development stage would be consolidated under US GAAP, as opposed to being presented as equity method investees, under Chile GAAP.
The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Current assets	290,918,234	418,324,915
Property, plant, and equipment	6,041,660,526	6,447,775,965
Accumulated depreciation of property, plant and equipment	(2,419,094,752)	(2,655,258,991)

Property, plant, and equipment, net	3,622,565,774	3,792,516,974

Goodwill, net	41,863,755	37,222,867

Other assets	740,077,103	747,172,596

Total assets	4,695,424,866	4,995,237,352

Current liabilities	567,982,689	495,551,183
Long-term liabilities	1,943,603,472	2,204,468,507
Minority interest	874,678,235	851,233,357
Shareholders’ equity	1,309,160,470	1,443,984,305

Total liabilities and shareholders’ equity	4,695,424,866	4,995,237,352

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
k) Employee Benefit Plans
Endesa-Chile and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:
Severance indemnities
The provision for severance indemnities, included in the account “Accrued liabilities” short and long-term is calculated in accordance with the policy set forth in Note 2 (p), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 6.5% for the years ended December 31, 2004, 2005 and 2006, respectively, and an estimated average service period based on the years of services for the Company.
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
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under US GAAP pension and post-retirement employee benefits have been accounted for in accordance with SFAS 87 and SFAS 106. The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph I (v), above. The following data are presented in accordance with US GAAP for the Company’s post-retirement benefit plans.

	Pensions Benefits		Other Benefits
	Foreign		Chilean		Foreign
	2005	2006	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes in benefit obligations
Obligations as of January 1	(18,166,749)	(17,375,576)	(9,121,228)	(9,656,673)	(3,678,657)	(1,864,132)
Foreign exchange effect	1,340,670	(1,034,733)	—	—	264,266	117,218
Net periodic expense	(2,151,810)	(1,911,913)	(1,724,643)	(1,531,207)	1,216,798	(125,904)
Benefits paid	1,602,313	2,053,945	1,189,198	1,101,398	333,461	166,920

Projected benefit obligation as of December 31	(17,375,576)	(18,268,277)	(9,656,673)	(10,086,482)	(1,864,132)	(1,705,898)

Funded Status of the Plans
Projected Benefit Obligation	(17,566,030)	(18,268,277)	(9,656,673)	(10,086,482)	(1,864,132)	(1,705,898)
Fair value of plan assets	—	—	—		—

Funded status	(17,566,030)	(18,268,277)	(9,656,673)	(10,086,482)	(1,864,132)	(1,705,898)

Unrecognized prior service obligation	—	—	—	—	—	—

Unrecognized net loss	190,454	—	—	—	—	—

Net amount recognized	(17,375,576)	(18,268,277)	(9,656,673)	(10,086,482)	(1,864,132)	(1,705,898)

Accumulated benefit obligation	(17,375,576)	(18,268,277)	(9,656,673)	(10,086,482)	(1,864,132)	(1,705,898)

	Pension Benefits
	Foreign
	2004	2005	2006
Assumptions as of December 31	ThCh$	ThCh$	ThCh$
Weighted-average discount rate	12.00%	11.20%	10.4%
Weighted-average salary increase	6.90%	6.10%	5.3%
Weighted-average return on plan assets	—	—	—

Components of net periodic Benefits expenses
Service cost	(93,778)	(94,666)	(54,504)
Interest cost	(2,426,344)	(1,963,920)	(1,944,745)
Expected return on assets	—	—	—
Actuarial gain (loss)	2,020,617	(93,224)	87,336

Net periodic expenses	(499,505)	(2,151,810)	(1,911,913)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Other Benefits
	Chilean			Foreign
	2004	2005	2006	2004	2005	2006
Assumptions as of December 31	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Weighted-average discount rate	6.50%	6.50%	6.50%	12.70%	12.00%	10.40%
Weighted-average salary increase	4.00%	4.00%	4.00%	7.50%	6.90%	5.30%

Components of net periodic Benefits expenses
Service cost	(134,732)	70,418	(124,237)	(11,620)	(12,640)	(4,800)
Interest cost	(667,941)	(510,831)	(826,108)	(428,869)	(389,587)	(186,048)
Expected return on assets	—	—	—	—	—	—
Actuarial gain (loss)	511,022	(1,284,230)	(580,862)	(26,324)	1,619,025	64,944
Amortization of prior service costs	—		—	—		—

Net periodic expenses	(291,651)	(1,724,643)	(1,531,207)	(466,813)	1,216,798	(125,904)

     The following is a schedule of the estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2006
ThCh$
2007	58,902
2008	2,855,087
2009	2,729,130
2010	2,718,661
2011	2,558,916
Thereafter	30,721,555

Total	41,642,251

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
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
The following represents accumulated other comprehensive income balances as of December 31, 2004, 2005 and 2006 (in thousands of constant Chilean pesos as of December 31, 2006).

		2004
			Effect of US
	Foreign currency		GAAP
	translation	Chilean GAAP	adjustments on
	adjustment related	cumulative	cumulative	Accumulated
	to foreign	translation	translation	Other Comprehensive
	subsidiaries	adjustment	adjustment	(Loss)

Beginning balance	(595,007)	(14,649,786)	10,161,691	(5,083,102)
Credit (charge) for the period	(19,379,821)	(6,066,762)	16,584,960	(8,861,623)

Ending balance	(19,974,828)	(20,716,548)	26,746,651	(13,944,725)

			2005
			Effect of US	Fair value
	Foreign currency		GAAP	change of
	translation	Chilean GAAP	adjustments on	financial	Accumulated
	adjustment related	cumulative	cumulative	instruments	Other
	to foreign	translation	translation	used in cash-	Comprehensive
	subsidiaries	adjustment	adjustment	flow hedges	(Loss)

Beginning balance	(19,974,828)	(20,716,548)	26,746,651	—	(13,944,725)
Credit (charge) for the period	(15,449,838)	(9,437,690)	23,996,103	(137,687)	(1,029,112)

Ending balance	(35,424,666)	(30,154,238)	50,742,754	(137,687)	(14,973,837)

2006
	Foreign				Fair value
	currency		Effect of US		change of
	translation		GAAP	Application	financial
	adjustment	Chilean GAAP	adjustments on	of FAS 158	instruments	Accumulated
	related to	cumulative	cumulative	Endesa Brasil	used in	Other
	foreign	translation	translation	(See note	cash-flow	Comprehensive
	subsidiaries	adjustment	adjustment	32 I f)	hedges	Income (Loss)

Beginning balance	(35,424,666)	(30,154,238)	50,742,754	—	(137,687)	(14,973,837)
Credit (charge) for the period	3,009,095	1,690,431	(4,603,113)	2,871,484	(21,343)	2,946,554

Ending balance	(32,415,571)	(28,463,807)	46,139,641	2,871,484	(159,030)	(12,027,283)

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
m) Intangible assets
The Company’s intangible assets were ThCh$ 26,442,886 and ThCh$ 25,684,788 and related accumulated amortization was ThCh$ (9,087,225) and ThCh$ (8,954,127) as of December 31, 2005 and 2006, respectively. All of the Company’s intangible assets are subject to amortization and there is no difference between Chilean and US GAAP in their base. The Company expects to amortize approximately ThCh$ 1,082,807, ThCh$ 1,034,525, ThCh$ 982,945, ThCh$ 912,846 and ThCh$ 875,434 of intangible assets in 2007, 2008, 2009, 2010 and 2011, respectively.
n) Investments in related companies
The following tables show combined summarized financial information prepared in accordance with Chilean GAAP of the related companies accounted for using the equity method for the purpose of complying with disclosure requirement for significant equity investees. All amounts are in thousands of constant Chilean pesos of December 31, 2006 purchasing power.

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Current assets	158,686,583	617,867,166	773,572,141
Non-current assets	791,874,926	2,625,972,884	2,780,851,317

Total assets	950,561,509	3,243,840,051	3,554,423,458

Current liabilities	138,534,219	666,474,342	708,593,459
Non-current liabilities	501,845,439	1,028,250,226	1,609,062,513

Total liabilities	640,379,658	1,694,724,568	2,317,655,972

Net sales	311,754,335	351,008,284	1,355,018,464

Gross profit	41,508,396	106,689,168	374,872,089

Net income	29,717,289	62,759,889	103,701,446

Endesa-Chile’s participation in net income	19,410,859	27,406,608	42,131,632

No discontinued operations have been included in equity method investees as of December 31, 2004, 2005 and 2006.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
p) Restrictions which limit the payment of dividends by the registrant
As stated in Note 26, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Endesa-Chile’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2006 are as follows:

Proportionate Share
of Restricted Net
Subsidiary	Assets
ThCh$
Pangue S.A.	40,015,963
Pehuenche S.A.	161,753,721
Edegel S.A.	106,717,481
El Chocón	119,939,529
Central Hidroeléctrica Betania S.A.	272,823,102

Total	701,249,796

The amount of consolidated retained earnings which represents undistributed earnings of investees accounted for under the equity method as of December 31, 2006 is ThCh$ 55,481,194.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
q) Capital lease obligations
Minimum lease obligations for capital lease are presented net of interest expense, and as of December 31 are summarized as follows:

	Year ended December 31,
	2005	2006
	ThCh$	ThCh$
Short-term:
Lease obligations	2,093,050	15,354,959
Less: interest expense	(1,373,523)	(9,547,254)

Net short-term lease obligations	719,527	5,807,705

Long-term:
Lease obligations	37,214,877	123,292,061
Less interest expense	(13,000,900)	(40,669,984)

Net long-term lease obligations	24,213,977	82,622,077

Weighted-average interest rate	6.50%	8.47%
Future payments under capital leases are summarized as follows:

Year ended
December 31,
2006
ThCh$
2007	15,354,959
2008	27,512,877
2009	13,857,691
2010	14,741,976
2011 and thereafter	67,179,517

Total	138,647,020

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
r) Available for sale securities
Under US GAAP, the company classifies marketable securities as available-for-sale securities
Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2004, 2005 and 2006 are as follows:

		Gross
		unrealized	Fair
	Cost	gains	value
	ThCh$	ThCh$	ThCh$
Securities available-for-sale at December 31, 2004	721,048	—	721,048
Securities available-for-sale at December 31, 2005	1,910,279	—	1,910,279
Securities available-for-sale at December 31, 2006	5,227,518	—	5,227,518
Information on sales of available-for-sale securities during the three years in the period ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Proceeds from sales	1,292,018	721,048	1,910,279
As of December 2004, 2005 and 2006, the Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
s) Recent accounting pronouncements
In February 2006 The FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140.” The new statement:
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
In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of the adoption of FIN 48.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year end 2006 and the Company adopted the statement at that time, resulting in the recognition of previously unrecognized prior year service costs as part of other accumulated comprehensive income, net of tax, until they are amortized as a component of net periodic benefit costs.

Endesa-Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
s) Recent accounting pronouncements, continued
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”. SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.
In June 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
Schedule I – Condensed financial information of Empresa Nacional de Electricidad S.A. (“Endesa Individual”)
1.	Condensed balance sheets of Endesa Individual under US GAAP as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Current assets	224,810,908	217,973,528
Property, plant, and equipment	2,313,350,136	2,419,074,458
Accumulated depreciation of property, plant and equipment	(1,165,218,350)	(1,214,830,216)

Property, plant, and equipment, net	1,148,131,786	1,204,244,242

Other assets	1,660,158,920	1,708,204,446

Total assets	3,033,101,614	3,130,422,216

Current liabilities	291,155,626	235,252,351
Long-term liabilities	1,432,785,518	1,451,185,560
Shareholders’ equity	1,309,160,470	1,443,984,305

Total liabilities and shareholders’ equity	3,033,101,614	3,130,422,216

2.	Condensed income statements of Endesa Individual under US GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Sales	420,170,926	505,540,879	558,392,307
Other operating income	29,833,855	31,319,544	3,027,119
Costs of sales	(321,312,851)	(376,624,403)	(383,885,756)
Administrative and selling expenses	(26,359,036)	(34,962,210)	(29,753,018)

Operating income	102,332,894	125,273,810	147,780,652

Non-operating income and expenses, net	(54,098,234)	(59,151,637)	(5,234,995)
Income taxes	(342,856)	(17,943,839)	(35,163,944)
Equity participation in income of related companies, net	19,321,113	54,203,488	104,512,170

Income from before cumulative effect of change in accounting principle	67,212,917	102,381,822	211,893,883
Cumulative effect of change in accounting principle	1,277,218	—	—

Net income	68,490,135	102,381,822	211,893,883

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(19,379,821)	(15,449,838)	3,009,095
Cumulative translation adjustment	10,518,198	14,558,412	(2,912,682)
Cash Flow Hedges, net of tax (ThCh$28, 201 and ThCh$4,371 as of December 31, 2005 and 2006, respectively)	—	(137,687)	(21,343)

Comprehensive income (loss)	59,628,512	101,352,709	211,968,953

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
3.	Condensed cash-flow statements of Endesa Individual under US GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Net cash provided by operating activities	68,917,852	90,640,909	250,931,109
Cash flows from financing activities:
Proceeds from the issuance of debt	68,922,353	8,825,092	169,857,911
Proceeds from loans obtained from related companies	3,240,200	40,989,244	182,359,630
Other sources of financing	5,979,580	—	—
Dividends paid	(20,472,340)	(35,898,799)	(70,008,869)
Payment of debt	(144,324,969)	(83,926,488)	(186,366,076)
Payment of bonds	(2,565,602)	(19,219,293)	(109,896,254)
Payment of loans obtained from related companies	(3,926,528)	(63,750,612)	(11,994,351)
Payment of bond issuance costs	(502,240)	—	—
Other disbursements for financing	(2,875,860)	(3,870,708)	(1,142,172)

Net cash provided by (used in) financing activities	(96,525,406)	(156,851,564)	(27,190,181)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	650,249	4,311,575	12,800,668
Payments received on loans to related companies	163,387,315	35,831,849	(125,096,559)
Other receipts from investments	90,462,825	130,506,597	124,868,084
Additions to property, plant and equipment	(69,027,172)	(20,241,892)	(103,851,727)
Long-term investments	(1,246,843)	(8,598,019)	(10,567,502)
Other loans granted to related companies	(109,648,484)	(86,499,475)	(85,187,211)
Other investment disbursements	—	(42,909,058)	(9,754,251)

Net cash provided used in investing activities	74,577,890	12,401,577	(196,788,498)

Net cash flow for the year	46,970,336	(53,809,078)	26,952,430
Effect of price-level restatement and foreign currency translation effects on cash and cash equivalents	(89,518)	11,480,184	(220,896)

Net (decrease) increase in cash and cash equivalents	46,880,818	(42,328,894)	26,731,534

Cash and cash equivalents beginning of year	5,407,167	52,287,985	9,959,091

Cash and cash equivalents end of year	52,287,985	9,959,091	36,690,625

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
4.	The following table presents Endesa Individual’s long-term debt owed to banks and other financial institutions as of December 31, 2005 and 2006:

									As of
									December
		As of December 31, 2006							31, 2005
				After 3
		After 1 year	After 2 years	years	After 5 years		Total long-	Annual	Total long-
		but within	but within	but within	but within	After 10	term	interest	term
	Currency	2 years	3 years	5 years	10 years	years	portion	rate	liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
Financial institution
Banco Nationale de Paris	US$	2,430,049	1,752,439	—	—	—	4,182,488	5.78	6,499,168
Citibank N.A. Nassau, Bahamas	US$	—	—	7,004,256	—	—	7,004,256	5.71	8,503,016
Caja Madrid, Miami Agency	US$	—	—	2,941,455			2,941,455	5.71	4,421,568
Export Development Corp. Loan	US$	762,225	762,225	1,524,450	2,286,675	—	5,335,575	6.61	5,993,254
Banque Nationale de París	US$	871,028	871,028	1,742,056	3,484,113	—	6,968,225	5.98	7,704,858
Banco Bilbao Vizcaya Argentaria S.A.	US$	—	—	5,656,644	—	—	5,656,644	5.71	8,503,016
Banco Santander Hispano S.A.	US$	—	—	7,004,256	—	—	7,004,256	5.71	8,503,016
HSBC Bank plc, Spanish Branch	US$	—	—	3,771,096	—	—	3,771,096	5.71	5,668,675
Banco San Paolo IMI S.P.A.	US$	—	—	4,525,315	—	—	4,525,315	5.71	6,802,413
Deutsche Bank AG, New York Branch	US$	—	—	1,508,438			1,508,438	5.71	2,267,470
ING Bank N.V	US$	—	—	7,240,504	—	—	7,240,504	5.71	10,883,860
The Bank of Tokyo-Mitsubishi, Ltd. N.Y. Branch	US$	—	—	5,872,925	—	—	5,872,925	5.71	6,802,413
ABN AMRO Bank	US$	—	—	1,885,548	—	—	1,885,548	5.71	2,834,339
Instituto de Crédito Oficial	US$	—	—	2,684,134	—	—	2,684,134	5.71	2,834,339
The Royal Bank of Scotland PLC	US$	—	—	399,293	—	—	399,293	5.71	—
Export Development Canada	US$	—	—	998,231	—	—	998,231	5.71	—
Banco Nacionale de Paris	US$	—	—	798,585	—	—	798,585	5.71	—
Banesto New York Branch	US$	—	—	399,293	—	—	399,293	5.71	—
Bancoestado	US$	—	—	549,027	—	—	549,027	5.71	—

Total		4,063,302	3,385,692	56,505,506	5,770,788	—	69,725,288	—	88,221,405

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
5. The following table presents bonds payable as of December 31, 2005 and 2006:

	Face value		Interest		Par value as of December 31,
Series	outstanding	Currency	Rate	Maturity	2005	2006
			%		ThCh$	ThCh$
1	230,000,000	US$	7.88	02-01-2027	3,948,996	4,017,881
2	220,000,000	US$	7.33	02-01-2037	3,513,491	3,574,778
3	200,000,000	US$	8.13	02-01-2097	3,542,924	3,604,725
1	400,000,000	US$	7.75	07-15-2008	7,434,687	7,564,374
1	400,000,000	US$	8.50	04-01-2009	4,447,731	4,525,315
E-1, E-2	6,000,000	UF	6.20	08-01-2006	112,915,513	—
F	1,500,000	UF	6.20	08-01-2022	700,457	699,850
144A	400,000,000	US$	8.35	08-01-2013	7,282,070	7,409,094
144A	200,000,000	US$	8.63	08-01-2015	3,760,949	3,826,553
G	4,000,000	UF	4.80	10-15-2010	725,487	724,858
H	4,000,000	UF	6.20	10-15-2008	933,942	933,132

Total current portion					149,206,247	36,880,560

1	230,000,000	US$	7.88	02-01-2027	120,350,375	122,449,700
2	220,000,000	US$	7.33	02-01-2037	115,117,750	117,125,800
3	200,000,000	US$	8.13	02-01-2097	104,652,500	106,478,000
1	400,000,000	US$	7.75	07-15-2008	209,305,000	212,956,000
1	400,000,000	US$	8.50	04-01-2009	209,305,000	212,956,000
F	1,500,000	UF	6.20	08-01-2022	27,528,422	27,504,570
144A	400,000,000	US$	8.35	08-01-2013	209,305,000	212,956,000
144A	200,000,000	US$	8.63	08-01-2015	104,652,500	106,478,000
G	4,000,000	UF	4.80	10-15-2010	73,409,124	73,345,520
H	4,000,000	UF	6.20	10-15-2008	73,409,124	73,345,520

Total long-term portion					1,247,034,795	1,265,595,110

6.	The following table presents a schedule of debt maturity in each of the next five years and thereafter as of December 31, 2006:

As of December 31,
2006
ThCh$
2007	41,354,846
2008	217,569,393
2009	216,891,783
2010	124,595,981
2011	13,983,161
2012 and thereafter	762,280,080

Total	1,376,675,244

Schedule I
Endesa-Chile Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006, except as stated)
7.	The following table presents the dividends received by Endesa Individual in the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Dividends received	81,311,753	49,023,371	171,512,155