Form 20-F
period 2007-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2008-06-06
CIK 926864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report  _____
Commission file number: 1-13240
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

EMPRESA NACIONAL DE ELECTRICIDAD S.A.	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Santa Rosa 76, Santiago, Chile
Telephone No. (562) 630-9000
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Shares	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: [None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$ 400,000,000	7.750%	Notes due 2008
$ 400,000,000	8.500%	Notes due 2009
$ 400,000,000	8.350%	Notes due 2013
$ 200,000,000	8.625%	Notes due 2015
$ 230,000,000	7.875%	Notes due 2027
$ 220,000,000	7.325%	Notes due 2037
$ 200,000,000	8.125%	Notes due 2097
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

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑ Other
Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17       ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No

2

GLOSSARY

ACCIONA, S.A.	Acciona, S.A.	Spanish construction holding company.

AESGener	AES Gener S.A.	Chilean generation company that competes with us in Chile, Argentina, Brazil and Colombia.

AFP	Administradora de Fondos de Pensiones	Chilean private pension funds.

Ampla	Ampla Energía e Servicos S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Endesa Chile’s Colombian subsidiary which merged with Emgesa in 2007.

Bureau Veritas	Bureau Veritas	International independent certification company.

Cachoeira Dourada	Centrais Eléctricas Cachoeira Dourada S.A.	Brazilian generating company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Cammesa	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. Cammesa’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of units to satisfy the demand at any time.

CELTA	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’s subsidiary that operates in the SING with thermal plants.

CEMSA	Compañía de Energía del Mercosur S.A.	Energy trading company with operations in Argentina subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis that operates mainly in Bogotá and Cundinamarca.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Brasil’s transmission subsidiary with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires larger metropolitan area, a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Endesa Chile’s subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of our parent company, Enersis, created in 2005.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Fortaleza	Central Geradora Termelétrica Endesa Fortaleza S.A.	Endesa Fortaleza owns a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is fully owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Internacional	Endesa Internacional S.A.	A subsidiary of Endesa Spain and the direct controller of our parent company, Enersis.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis, parent company of Endesa Chile.

ENEL	ENEL S.p.A	A large power company in Italy.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority of the energy sector.

GasAtacama	GasAtacama S.A.	Company involved in the gas transportation and electricity generation in the north of Chile, affiliate of Endesa Chile.

IFRS	International Financial Reporting Standards	Reporting standard that the company will adopt starting on January 1, 2009.

LNG	Liquid Natural Gas	The gas that the future LNG Quintero plant will process.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Ministry of Mines and Energy of Brazil.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétricos	Electric System National Operator. Brazilian nonprofit private entity responsible for the planning and coordination of operations in interconnected systems.

OSINERGMIN	Organismo Supervisor de la Inversión en Energía y Minería	Energy and mining investment supervisor authority. The Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule basin. Pehuenche is an Endesa Chile’s subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system.

SING	Sistema Interconectado del Norte Grande	Electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and insurance.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valued Added Distribution	Valued added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value, in its Spanish acronym.

INTRODUCTION
As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (“Endesa Chile” or “the Company”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2007.
Financial Information
In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” are to United States dollars; references to “pesos” or “Ch$” are to Chilean pesos; the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil; references to “soles” are to Peruvian soles, the legal currency of Peru; references to “CPs” or Colombian pesos are to the legal currency of Colombia; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2007, 1 UF was equivalent to Ch$ 19,622.66. The dollar equivalent of 1 UF was $ 39.49 at December 31, 2007, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank,” or the “Central Bank”) as of December 31, 2007 of Ch$ 496.89 per $ 1.00. As of May 31, 2008, 1 UF was equivalent to Ch$ 20,061.03. The dollar equivalent of 1 UF was $ 41.83 for May 31, 2008, using the Observed Exchange Rate reported by the Central Bank of Ch$ 479.54 per $ 1.00.
Our audited consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros,, or SVS. Data expressed in pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2007 are expressed in constant pesos as of December 31, 2007. See Note 2 to our audited consolidated financial statements included herein. For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index, or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2007 calendar year is the percentage change between the November 2006 Chilean CPI and the November 2007 Chilean CPI, which was 7.4%. Chilean GAAP, differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 32 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP stockholders’ equity and net income as of and for the three years in the period ended December 31, 2007, respectively.
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
As of December 31, 2007 we consolidated all our operational Chilean subsidiaries. In Argentina, we consolidated the hydroelectric company Central Hidroeléctrica El Chocón S.A. (“El Chocón”), and the thermoelectric company Endesa Costanera. In Colombia, we consolidated the generation company Emgesa S.A. E.S.P., (“Emgesa”) which is controlled pursuant to a shareholders’ agreement. We also consolidated the generation company Edegel S.A.A. (“Edegel”), in Peru.
For the convenience of the reader, this annual report contains translations of certain peso amounts into dollars at specified rates. Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” at December 31, 2007. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. No representation is made that the peso or dollar amounts shown in this annual report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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
Calculation of Economic Interest
References are made in this annual report to the “economic interest” of Endesa Chile and its subsidiaries or affiliates. In circumstances where we do not directly own an interest in a subsidiary or affiliate, our economic interest in such subsidiary or affiliate is calculated by multiplying the percentage ownership interest in a directly held subsidiary or affiliate by the percentage ownership interest of any entity in the chain of ownership of such subsidiary or affiliate. For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an affiliate, our economic ownership interest in such related company would be 24%.
Forward-Looking Statements
This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including, but not limited to, any statements concerning:
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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:
•	changes in the regulatory framework for the electric industry in one or more of the countries in which we operate;

•	changes in the environmental regulatory framework in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of South America where we conduct our business; and

•	the factors discussed below under “Risk Factors.”
You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected financial data.
The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, included in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the SVS, which differ in certain important respects from U.S. GAAP. Note 32 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods indicated therein. Financial data as of and for each of the five years ended December 31, 2007 in the following table have been restated in constant pesos as of December 31, 2007.
In general, amounts are in millions except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2007, are converted at the Observed Exchange Rate for December 31, 2007 of Ch$ 496.89 per $ 1.00. No representation is made that the peso or dollar amounts shown in this annual report could have been or could be converted into dollars or pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “Item 3. Key Information A. Selected Financial Data Exchange Rates” below.
Our principal operating subsidiaries were consolidated prior to 1998. As of October 1, 2005, the 92.51% participation interest we held in Centrais Elétricas Cachoeira Dourada S.A., or “Cachoeira Dourada,” was contributed to Endesa Brasil and consequently ceased to be consolidated by us, which significantly affected balance sheet figures as of December 31, 2005, and revenues and related costs for 2005 and subsequent years. See “Item 4. Information on the Company — A. History and Development of the Company,” for details on Endesa Brasil. All companies have been consolidated according to Chilean GAAP.
The information detailed in the following table includes the effect of certain accounting changes for the five years ended and as of December 31, 2007, which affect the comparability presented below. For information on changes in accounting policies see Note 3 to our consolidated financial statements.

	As of or for the year ended December 31, (in constant millions of Ch$)
	2003	2004	2005	2006	2007	2007
						(millions
	Ch$	Ch$	Ch$	Ch$	Ch$	of $) (1)
Chilean GAAP:
Revenues from operations	1,071,603	1,173,136	1,231,473	1,436,068	1,726,964	3,476
Cost of operations	(640,957)	(714,780)	(756,183)	(851,961)	(1,119,053)	(2,252)
Administrative and selling expenses	(36,475)	(39,130)	(42,303)	(42,301)	(37,081)	(75)
Operating income	394,171	419,226	432,987	541,806	570,830	1,149
Equity in income (losses) of related companies, net	20,226	21,815	14,879	45,478	(10,453)	(21)
Goodwill amortization	(1,797)	(1,664)	(1,498)	(1,013)	(910)	(2)
Interest expense, net	(219,930)	(201,811)	(179,004)	(168,726)	(154,254)	(310)
Price-level restatement and foreign currency translation, net	11,099	25,949	17,785	5,473	25,466	51

	As of or for the year ended December 31, (in constant millions of Ch$)
	2003	2004	2005	2006	2007	2007
						(millions
	Ch$	Ch$	Ch$	Ch$	Ch$	of $) (1)
Other non-operating expense, net	(18,036)	(31,859)	(22,266)	(14,607)	(67,335)	(136)
Income before income taxes, minority interest and negative goodwill amortization	185,733	231,656	262,883	408,411	363,345	731
Income taxes	(31,880)	(106,136)	(100,832)	(140,540)	(113,413)	(228)
Extraordinary loss	—	—	—	—	—	—
Minority interest	(81,029)	(48,624)	(57,535)	(70,788)	(61,874)	(125)
Amortization of negative goodwill	18,154	18,291	16,788	6,484	4,382	9
Net income	90,978	95,187	121,304	203,567	192,439	387
Net income per share in Ch$/$	11.09	11.60	14.79	24.82	23.46	0.05
Net income per ADS in Ch$/$ (2)	332.92	348.05	443.77	744.60	703.89	1.42

U.S. GAAP (6):
Revenues from operations	1,071,604	1,173,136	1,231,473	1,436,068	1,726,964	3,476
Operating income	182,197	440,683	450,583	568,526	587,669	1,183
Equity in income of related companies, net	52,625	21,816	(16,444)	50,031	(33,438)	(67)
Income taxes	28,492	(172,987)	(109,374)	(149,193)	(117,303)	(236)
Net income (loss) from continuing operations	84,701	72,187	109,958	227,574	181,442	365
Cumulative effect of changes in accounting principles, net of tax and minority interest	(140)	1,371	—	—	—	—
Income from discontinued operations, net of tax and minority interest	134	—	—	—	—	—
Net income	84,695	73,558	109,958	227,574	181,442	365
Income from continuing operations per share in Ch$/$	10.45	8.81	13.41	27.74	22.12	0.04
Cumulative effect of changes in accounting principles	(0.02)	0.16	—	—	—	—

Discontinued operations	0.02	—	—	—	—	—
Net income per share in Ch$/$	10.45	8.97	13.41	27.74	22.12	0.04
Income from continuing operations per ADS in Ch$/$	313.50	264.20	402.32	803.67	663.60	1.34
Income from discontinued operations per ADS in Ch$/$ (2)	0.66	—	—	—	—	—
Net income per ADS in Ch$/$ (2)	314.16	264.20	402.32	803.67	663.60	1.34

	As of or for the year ended December 31, (in constant millions of Ch$)
	2003	2004	2005	2006	2007	2007
						(millions
	Ch$	Ch$	Ch$	Ch$	Ch$	of $) (1)
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	6,364,004	6,041,020	5,345,121	5,678,830	5,387,378	10,842
Long-term liabilities	2,666,122	2,489,735	1,941,502	2,248,143	1,921,620	3,867
Minority interest	1,417,979	1,280,750	1,024,072	1,004,392	886,883	1,785
Total Shareholders’ equity	1,738,109	1,782,315	1,800,825	1,927,089	1,884,227	3,792
Capital stock	1,222,878	1,222,878	1,222,878	1,222,878	1,222,878	2,461
U.S. GAAP:
Total assets	6,002,357	5,672,773	5,042,886	5,364,885	5,126,547	10,311
Long-term liabilities	2,753,770	2,623,481	2,087,430	2,367,599	2,047,132	4,120
Minority interest	1,371,917	1,181,435	939,404	914,225	749,512	1,508
Total Shareholders’ equity	1,308,129	1,355,113	1,406,038	1,550,839	1,596,838	3,214
Capital stock	1,222,878	1,222,878	1,222,878	1,222,878	1,222,878	2,461
Other Consolidated Financial Data
Chilean GAAP:
Capital expenditures (5)	152,703	109,214	64,455	182,671	207,030	417
Depreciation and amortization	194,554	178,986	172,957	183,998	192,976	384
Cash dividends per share in Ch$/$ (3)	2.61	4.69	6.41	2.76	13.03	0.026
Cash dividends per ADS in $ (2)(3)(4)	0.00	0.00	0.00	0.15	0.79	0.79
Weighted average outstanding (million)
Number of shares	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS	14	14	14	14	14	14

(1)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$ 496.89 per dollar, the Observed Exchange Rate as of December 31, 2007. You should not construe the translation of currency amounts in this annual report to be a representation that the peso amounts actually represent current dollar amounts or that you could convert peso amounts into dollars at the rate indicated or at any other rate.

(2)	Per ADS amounts in constant pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares). Per share amounts in $ are determined by dividing per ADS amounts by 30.

(3)	This chart details dividends payable in any given year, and not necessarily paid that same year. 2006 dividend was paid in May 2007. The final dividend for 2007 was paid after the stockholders meeting held on April 1, 2008.

(4)	Dollar amounts are calculated by applying the dollar exchange rate on the dividend payment date to the nominal peso amount.

(5)	Capital expenditures do not include investments in equity investments and capital expenditures in development stage subsidiaries.

(6)	For reconciliation from Chilean GAAP to U.S. GAAP, see Note 32, “Differences between Chilean and United States Generally Accepted Accounting Principles” of our Audited Consolidated Financial Statements.
Exchange Rates
Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of our shares of common stock, without par value (the “Shares,” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”). These exchange rate fluctuations will likely affect the price of the Company’s American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars. In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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
For purposes of operations in the Formal Exchange Market, the Chilean Central Bank sets a reference exchange rate (dólar acuerdo, or the “Reference Exchange Rate”). The Reference Exchange Rate is set daily by the Central Bank, taking into account internal and external inflation and variations in parities between the peso and each of the dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively. The daily observed exchange rate (dólar observado, or the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is calculated by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.
The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities that are not authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). No limits were imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2007, the Informal Exchange Rate was Ch$ 498.10, or 0.24% higher than the published Observed Exchange Rate of Ch$ 496.89 per $ 1.00. On May 31, 2008, the informal exchange rate was Ch$ 480.50 per $ 1.00, 0.20% higher than the Observed Exchange Rate corresponding to such date, of Ch$ 479.54 per $ 1.00. Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2007.
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

	Observed Exchange Rate (1)
	(Ch$ per $)
	Low	High	Average	Period-
Year	(2)	(2)	(3)	end

2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89

	Observed Exchange Rate (1)
	(Ch$ per $)
			Average	Period-
Last six months	Low (2)	High (2)	(3)	end
2007
November	496.27	516.25	—	505.38
December	495.49	506.79	—	496.89
2008
January	463.58	498.05	—	465.34
February	453.95	476.44	—	453.95
March	431.22	454.94	—	437.71
April	433.98	461.49	—	461.49
May	464.83	479.66	—	479.54

Source: Chilean Central Bank.

(1)	Reflects pesos at historical values rather than in constant pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period. This is not applicable to monthly data.
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the offer and use of proceeds.
Not applicable.
D. Risk factors.
Risks Relating to Our Operations in Every Country in Which We Operate
Since our business depends heavily on hydrological conditions, drought conditions may affect our profitability.
Approximately 63% of our consolidated installed capacity in Chile, Argentina, Colombia and Peru is hydroelectric. Accordingly, extreme hydrological conditions affect our business and may have a substantial influence over our results.
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
Our generation subsidiaries have a commercial policy in order to limit the potential impact of interruptions to our ability to supply electricity to our customers, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages. Pursuant to this policy, a volume of contracts is determined for each generation company by reducing the hydrological risk to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions and its related costs to the customers. Notwithstanding this risk-reduction policy, a prolonged drought will adversely affect our results.
Regulatory authorities may impose fines on our subsidiaries.
In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure. Such fines may range from 1 Unidad Tributaria Mensual (“UTM”), or $ 69, to 10,000 Unidades Tributarias Anuales (“UTA”), or $ 8.3 million using the UTM, UTA and foreign exchange rate for December 31, 2007. Any electricity company supervised by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendence of Electricity and Fuels, or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company, for instance, when the coordination duty of the system agents is not fulfilled, even when it is not within the company’s control to prevent such failures. These fines may be appealed.

Our generation subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.
In 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, or $ 4.4 million, due to their failure to transmit energy in the Metropolitan Region on September 23, 2002. In 2004, the SEF imposed fines on us in an aggregate amount of 2,030 UTA due to a blackout that occurred in the Metropolitan Region on January 13, 2003. As a result of an administrative resolution, these fines have since been reduced to 1,610 UTA, or $ 1.3 million. In 2005, the SEF imposed fines of 1,260 UTA, or $ 1.0 million, on us due to a blackout that occurred in the Metropolitan Region on November 7, 2003. We are currently appealing these fines, but these appeals may be unsuccessful.
Governmental regulations may impose additional operating costs which may reduce our profits.
We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate and these regulations may adversely affect our profitability. In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business. For instance, in 2005 there was a change in Water Rights Law, and since then we must pay for all its unused water rights. For additional information see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Chilean Electricity Law — Water rights”
For instance, the Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities. If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined semiannually by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit. If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the volume we failed to provide at the rationed price. If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.
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
Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. Approval of these environmental impact studies may be withheld by governmental authorities. In addition, public opposition may cause delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company — B. Business Overview —Electricity Industry Regulatory Framework.”
Foreign exchange risks may adversely affect our results of operations and financial condition.
The peso and the other South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.Over the last five years, the peso has appreciated against the dollar. Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our revenues are linked in part to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar.

Because of this exposure, for instance, the cash generated by our subsidiaries can be materially diminished when the local currencies devalue against the dollar. Future volatility in the exchange rate of the peso, and the other currencies in which we receive revenues or incur expenditures, to the dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
As of December 31, 2007, using financial instead of accounting conventions, Endesa Chile’s total consolidated financial debt was $ 4,076 million (net of currency hedging instruments). Of this amount, $ 2,570 million was denominated in dollars and $ 508 million was denominated in pesos, which represent 5.3% of our 2007 revenues. In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of $ 747 million in Colombian pesos, $ 216 million in soles and $ 34 million in Argentine pesos.
For the twelve-month period ended December 31, 2007, our revenues amounted to $ 3,476 million of which $ 660 million, or 19% was denominated in dollars, $ 1,634 million, or 47% was linked in some way to the dollar and $ 183 million were revenues in pesos. In the aggregate, 66% of our revenues was either in dollars or tied to dollars through some form of indexation. Revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2007, included the equivalent of $ 359 million in Colombian pesos, $ 525 million in Argentine pesos, and $ 113 million in soles. Although we both generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where the principal amount of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.
We may be subject to refinancing risk.
As of December 31, 2007, on a consolidated basis, we had $ 662 million of indebtedness maturing in 2008, $ 960 million in 2009 (holders of certain Yankee Bonds can exercise a put option on February 1, 2009), $ 207 million in 2010, $ 470 million in 2011, $ 259 million in 2012 and $ 1,517 million maturing thereafter. This same $ 662 million indebtedness, divided by country, is as follows: $ 71 million in Argentina; $ 31 million in Colombia; $ 135 million in Peru; and $ 425 million in Chile.
We are subject to certain fairly standard types of financial covenants including maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratios of adjusted cash flow to interest expense, as defined in our debt agreements. In addition, most of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness that exceeds $ 30 million on an individual basis. In the event that any of our cross-default provisions is triggered and our existing creditors demand immediate repayment, a significant portion of our indebtedness, could become due and payable. For more information on some of these covenants and certain relevant provisions for these credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
As of the date of this report, our subsidiaries in Argentina are exposed to the greatest refinancing risk. As of December 31, 2007, the third-party financial debt of our Argentine subsidiaries (Endesa Costanera and El Chocón) was $ 318 million. As a matter of policy for all of our Argentine subsidiaries, as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over most of our outstanding debt. If our creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us.

We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.
In order to pay our obligations, we rely in part on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates, as well as cash from proceeds of the issuance of new securities. The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where they operate. Our subsidiaries and equity affiliates may be additionally limited by their operating results.
Historically, we have been able to access the cash flows of our Chilean subsidiaries, but we have not been similarly able to access at all times the cash flows of all of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit restrictions.
Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay our debt.
Dividend Limits and Other Legal Restrictions. Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our subsidiaries which are not wholly-owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.
Contractual Constraints. Distribution restrictions in our subsidiaries’ contractual agreements include the following: prohibitions against dividend distributions by many companies in the case of default, and Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt-to-equity ratio and debt coverage ratio (in each case, as defined in Pangue’s credit agreement that matures in January 2010); prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Endesa Costanera and El Chocón in Argentina, in each case in the case of default and if not in compliance with certain financial ratios.
Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.
Foreign Currency Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside the country.
The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.
In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has impacted the short and medium-term availability of natural gas, both, in Chile and in Argentina. A natural gas shortage has forced electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Demand for electricity in Chile’s central region increased by 6.6% in 2007 and is expected to continue to increase in the foreseeable future. Increasing demand, combined with a low level of mid-term investment in the electricity sector, particularly exposes the Chilean electricity sector to the adverse effects of the Argentine natural gas crisis. Since 2004, Chile has been affected by increasing restrictions in the supply of natural gas from Argentina despite the existence of long-term contracts.
Our combined cycle plant San Isidro and both units in Taltal operate with natural gas and diesel oil. Our related company, GasAtacama, also operates with natural gas and diesel oil. Each company has gas contracts with Argentine suppliers and has been affected adversely by restrictions of natural gas from Argentina, reaching zero levels. In the case of GasAtacama, because of the additional generating costs, with losses associated, we took an investment impairment provision of Ch$ 48.9 million in 2007 because of this problem. The materiality of the impact in the future will depend on the level of natural gas restrictions from Argentina and the contractual commitments of each company. See “Item 4. Information on the Company — A. Hstory and Development of the Company — Recent Developments.”

South American economic fluctuations are likely to affect our results from operations.
All of our operations are located in South America. In 2007, we generated 43% of our consolidated operating revenues and 41% of our consolidated operating income outside Chile. Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.
The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country may have a significant effect on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events in other countries and such effects may affect the value of our securities. Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and distribution of cash from subsidiaries in these countries have proven to be volatile.
Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may affect our business adversely.
Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. These governments’ actions were intended to control inflation and affect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls, for example, this was the case in Argentina in 2001. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to become less profitable, and our results of operations may be affected adversely.
Construction of new facilities may be affected adversely by factors associated with these projects.
Factors that may adversely affect our ability to build new facilities include: delays in obtaining regulatory approvals, including environmental permits; shortages or increase in the prices of equipment, materials or labor; opposition by local or international political, environmental and ethnic groups; strikes; adverse changes in the political and regulatory environment in the countries where we and our affiliates operate; adverse weather conditions, which may delay the completion of power plants or substations; natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.
Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects.
We are involved in litigation proceedings.
We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.
We are a party to a number of legal proceedings, some of which have been pending for several years. Some of these claims may be resolved against us. Our financial condition or results from operations could be adversely affected in a material way if certain of these material claims are resolved against us. See note 26 to our audited consolidated financial statements.

Our controlling shareholders may have conflicts of interest relating to our business.
ENDESA, S.A. (Endesa Spain) currently owns 60.6% of Enersis’ share capital, and ENEL S.p.A. and ACCIONA, S.A. jointly hold 92.06% of Endesa Spain’s share capital. Enersis beneficially owns 60% of Endesa Chile’s outstanding capital stock (ENDESA, S.A., ENEL S.P.A., ACCIONA, S.A. and Enersis, collectively the “Controllers”). The Controllers have the power to determine the outcome of most material matters that require shareholder vote, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  The Controllers also can exercise influence over our operations and business strategies.  Our Controllers’ interests may in some cases differ from those of our other shareholders.  The Controllers conduct their business in South America through us and through entities not consolidated by us or in which we have no interest.
We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness.
Approximately 17% of the amount outstanding in our consolidated debt obligations has “change of control” contractual provisions. As of December 31, 2007, $ 674 million of Endesa Chile’s consolidated indebtedness had some kind of “change of control provision” either in the form of a negative covenant, a mandatory prepayment or otherwise. However, $ 316 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision, or (b) the change of control does not apply to Endesa Spain but to the other companies instead.
A total of $ 358 million Endesa Chile’s consolidated indebtedness has “change of control provisions” which specifically refer to Endesa Spain, directly or indirectly, as the controlling entity. In order to make possible the completion of Enel & Acciona’s take-over of Endesa Spain we obtained the necessary consents in advance. If another change of control were to occur, and we are not successful in obtaining certain waivers or amendments, then the lenders under these facilities would have the ability to accelerate such debt and make it immediately due and payable.
Approximately $ 216 million of Endesa Chile debt are to be found in revolving credit facilities governed by the laws of the State of New York, in which lenders under both facilities, on an individual basis, have rights to accelerate payment if Endesa Spain is no longer, directly or indirectly, the ultimate controlling parent, and, the new controlling entity would have a lower rating (including with respect to outlook) than the unsecured long-term foreign currency rating of Endesa Spain, as rated by each of Standard & Poor’s (S&P) and Moody’s immediately prior to giving effect to a transaction involving a change of control, as defined. Endesa Spain’s applicable ratings as of this report are “A3 with negative outlook” according to Moody’s, “A- with negative outlook” according to S&P, and “A- with negative outlook” according to Fitch.
If a tender offer for Endesa Spain is successful, and if a change of control were to take place, we cannot give assurances that our lenders would waive any acceleration rights that they might otherwise have under such credit agreements. For more detailed information on Endesa Chile contractual provisions, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.
We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depends on water levels in reservoirs, the market prices of commodities such as natural gas, oil, coal and other energy-related products, as well as the dollar exchange rate. Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity. Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.
A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2007, the Chilean economy grew by an estimated 5.1% compared to a 4.3% increase in 2006. The latest Chilean Central Bank estimate for growth in 2008, however, is in the 4.0% — 5.0% range. There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results of operations. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. Finally, the Chilean economy may also be affected by developments in more developed countries, including the subprime crisis that started in the United States.
Lawsuits against us brought outside of Chile or complaints against us based on foreign legal concepts may be unsuccessful.
All of our assets are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.
Foreign exchange risks may affect the dollar amount of dividends payable to holders of our ADSs adversely.
Chilean trading in the shares of our common stock underlying American Depositary Shares (ADSs) is conducted in pesos. Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.
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

The Company’s contact information in Chile is:

Main office:	Santa Rosa 76, Santiago, Chile
Mailing Address:	C.P. 8330099, Santiago
Telephone:	(562) 630-9000
Fax:	(562) 635-3938
The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19711
Telephone:	(302) 738-6680
Fax:	(302) 738-7210
Development of the Company
The Chilean government owned Endesa Chile from its incorporation in 1943 until we were privatized in 1987 through a series of public offerings which were completed in 1989.
In May 1992, Endesa Chile began its international expansion program with the following acquisitions:
•	we acquired a stake in Endesa Costanera in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina; in March 2007 Endesa Chile increased its equity interest in El Chocón from 47.44% to 65.37% and in Endesa Costanera from 64.26% to 69.76%.

•	we acquired Edegel in Peru in October 1995; in June 2006, there was a merger between Edegel and Etevensa, after which Endesa Chile’s equity interest became 33.06% of its Peruvian assets.

•	we acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007 both subsidiaries were merged into Betania, which then changed its name to Emgesa S.A. E.S.P.;

•	we acquired Cachoeira Dourada in Brazil in September 1997. Since October 2005, Cachoeira Dourada has been a subsidiary of Endesa Brasil.
Since October 10, 2007, the Italian energy company, Enel S.p.A., and the Spanish construction company, Acciona, S.A., jointly hold 92.06% of the share capital of Endesa Spain As of the date of this annual report, Endesa Spain owns a 60.6% beneficial interest in Enersis, which is a Chilean publicly held holding company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Enersis beneficially owns 60% of Endesa Chile’s outstanding capital stock.
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
Investments, Capital Expenditures and Divestitures
Our capital expenditures and investments during 2007 included investments of Ch$ 178 billion ($ 360 million) primarily in Chile and Argentina and capital expenditure maintenance of Ch$ 69 billion ($ 139 million) in all our operating subsidiaries. As of December 31, 2007 we expected to make capital expenditures of approximately Ch$ 2,391 billion ($ 4.8 billion) over the next five years. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any financial structure and the financing will depend on the market conditions at the time the cash flows are needed.

In 1995, our Board of Directors approved the construction of the San Isidro Plant Expansion Project. The San Isidro II power plant will have a maximum capacity in combined cycle with liquid natural gas (LNG) of 379 MW. It started operations in open cycle in April 2007. Due to a commitment with the Chilean government the operation in combined cycle came into service in January 2008. Today it is operating at 353 MW. The start up of operations with LNG is planned for July 2009. The investment cost has been $ 229 million.
The Company finished the construction of the 32 MW Palmucho pass-through hydroelectric plant, which started operations in November 2007. The total investment cost came to $ 45 million. Palmucho is taking advantage of the ecological flow that the Ralco plant releases, pursuant to Ralco’s Environmental Impact Assessment.
In August 2005, Endesa Eco presented its Environmental Impact Declaration to the Maule Region’s National Environmental Commission for the construction of the Ojos de Agua mini-hydroelectric plant which will be located approximately 100 kilometers from the city of Talca, in the valley of the River Cipreses, downstream from the La Invernada Lake. This mini-plant will have a capacity of 9 MW, and the investment cost is expected to be $ 25 million. It is planned to come into service during the first half of 2008.
Endesa Eco is also working on the development of nonconventional renewable energy projects. The first stage of the Canela wind farm started operations in December 2007. This 18.15 MW plant is located 295 km. north of Santiago in the district of Canela in Chile’s Fourth Region. The investment cost reached $ 43 million. An expansion of the Canela wind farm is expected to start up operations in the third quarter of 2009. It will add 59.4 MW to the existing wind farm and the total investment is planned to cost $ 135 million.
In May 2004, the construction of the LNG regasification plant started. Endesa Chile, ENAP, British Gas and Metrogas are together in this project, where Endesa Chile has 20% equity interest. The total investment of the plant will reach $ 940 million and it is planned to come into service by mid 2009.
On September 28, 2007, the board of Endesa Chile approved the construction of the Quintero thermal generation plant. The plant will consist of two gas turbines in open cycle which will use diesel and liquefied natural gas once the Quintero re-gasification plant starts commercial operations. The latter is currently being built on land adjoining the location of the future plant. The project will have a capacity of 240 MW and its operational start-up is estimated for the first half of 2009. The total project investment amounts to $ 120 million.
In September 2007, Endesa Chile started the construction of the Bocamina Plant Expansion. This project consists of the construction and commissioning of a second electricity generating unit of approximately 350 MW, the total cost of the project will be approximately $ 625 million. The project also includes the installation of a hose filter in the existing first unit of the plant to reduce particle emissions, currently being installed. The start up of the second unit is expected by mid 2010.
On June 5, 2007, Endesa Chile submitted Los Cóndores 150 MW pass-through hydro plant to the environmental impact evaluation system, which was approved on April 16, 2008. The cost of the project will be approximately $ 273 million and it is expected to start operations in 2012.
In Colombia, on March 2, 2006, Endesa Chile’s Colombian subsidiary, Emgesa, purchased the assets of Termocartagena, located on the Atlantic coast, in a public tender process, for $ 17 million.
In Peru, Edegel’s Santa Rosa thermal plant will expand its capacity with an open cycle of 183 MW. The project is considering the use of natural gas from Camisea. The investment required is $ 90 million and it is planned to come into service by December 2009.
In Argentina, Endesa Chile has been taking part since 2005 in Foninvemem, building two thermal plants of 800 MW each. Endesa Chile will hold 21% interest equity through Endesa Costanera and El Chocón. In March 2008 275 MW started operations in open cycle. The project is expected to start operations in combined cycle in 2009.

The table below sets forth the capital expenditures made by our subsidiaries in 2007 and expected capital expenditures for the period 2008-2012:
CAPITAL EXPENDITURES OF ENDESA CHILE AND ITS SUBSIDIARIES

	(in millions of $) (1)
	2005	2006	2007	2008-2012
Chile	46.8	241.3	408.3	3,186
Argentina	29.7	28.3	34.9	159
Brazil	1.0	—	—	—
Colombia	9.2	36.6	32.3	1,264
Peru	21.6	94.5	23.7	256

Total	108.3	400.7	499.3	4,865

(1)	Figures for 2005, 2006 and 2007 are in historical dollars. Figures for 2008-2012 are expressed in dollars at the exchange rate as of December 31, 2007.
We have carried out some investments, divestitures and other reorganizations in the last five years in order to implement our strategy, including the following:
•	On April 18, 2005, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. (“ENIGESA”), created a new subsidiary Endesa Eco S.A. (See “ — C. Organizational Structure” for details on ENIGESA);

•	On May 24, 2005, the Board of Endesa Chile approved the constitution of the holding company in Brazil with the name of Endesa Brasil S.A., which received the contribution of existing assets in that country owned by Endesa Internacional, Endesa Chile, Enersis and Chilectra. As of October 1, 2005, the total participation interest Endesa Chile held in Cachoeira Dourada, 92.5%, and in Companhia de Interconexao Energética S.A., “CIEN”, 45%, in Compañía de Transmisión del Mercosur S.A. (“CTM”) 45% and in Transportadora de Energía del Mercosur S.A. (“TESA”). 45% was transferred to this new entity, which translated into an economic interest of 37.8% for Endesa Chile in Endesa Brasil as of December 31, 2005 (37.65% as of December 2007). The purpose of this asset reorganization was to provide greater stability of local cash flows by being managed centrally, and the optimization of financing costs. It will also improve financing from third parties and strengthen the group’s positioning to take advantage of new investment opportunities, making it the fourth integrated private sector electric utility in Brazil.

•	On October 3, 2005, the Board of Endesa Chile approved the dissolution and liquidation of the investment company Lajas Inversoras S.A., which owned 99.61% of the Brazilian company Cachoeira Dourada. The assets of this company were distributed between its shareholders in proportion to their participation in the company.

•	On November 16, 2005, Gestora del Proyecto GNL S.A. was constituted. The company was formed by Endesa Chile, jointly with ENAP, Colbún, Metrogas and AESGener, to develop the liquified natural gas project in Chile. On April 1, 2006, Colbún and AESGener announced their withdrawal from the project. Today GNL Chile S.A. is owned by Endesa Chile (20%), ENAP (20%), Metrogas (20%) and British Gas (40%).

•	As of December 13, 2005, Endesa Chile, through its Argentine subsidiaries, El Chocón and Endesa Costanera, participates in two new companies, Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A., with a 15.4% and a 5.5% share interest, respectively, in each new company. The expected start-up date for the Manuel Belgrano power plant is in the first half of 2009 and in the second half of 2009 for José de San Martín. Until then the companies will begin to recover their credits from the cash flows generated by the project under the ten-year production sales contract with the Mercado Eléctrico Mayorista, or MEM. (See “ —B. Business Overview. Operations in Argentina” for details).

•	On June 1, 2006, the merger between Endesa Chile’s Peruvian subsidiary, Edegel and Etevensa, a subsidiary of Endesa Internacional, was completed. During October, the combined cycle of the plant’s second boiler was closed, leaving its final capacity at 457 MW.

•	Centrales Hidroeléctricas de Aysén S.A., a long-term investment company, was formed on September 4, 2006. Endesa Chile has a 51% holding and Colbún S.A. holds the remaining 49%. As of December 1, 2006, an environmental impact study was granted to the international consortium created by the companies SWECO, POCH Ambiental and EPS. The total installed capacity of the project is approximately 2,750 MW and the estimated investment is currently under study.

•	On February 28, 2007, Endesa acquired 19,574,798 ordinary shares from Southern Cone Power Argentina S.A., which holds 5.5% of the share capital of Endesa Costanera. The investment was $ 9.5 million. As a result of this purchase, Endesa Chile’s beneficial interest in Endesa Costanera increased from 64.3% in 2003 to 69.8%.

•	On March 8, 2007, Endesa Chile acquired a total of 4,467,500 shares from CMS Generation Co. and CMS Generation S.R.L. (individually and collectively, “CMS”), representing 25% of the share capital of Hidroinvest S.A., the Argentine holding company and controller of El Chocón, and also acquired 7,405,768 direct shares of El Chocón. The total purchase price was $ 50 million, which included the debt that Hidroinvest S.A. owed to CMS. With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9% to 96.1%, and strengthens our control of El Chocón, which is 59%-controlled by Hidroinvest S.A. The share purchase was carried out through the exercise of the right of first refusal, which was agreed in the Shareholders Agreement. As a result of the foregoing share purchases, Endesa Chile increased its beneficial interest in El Chocón from 47.4% to 65.37%.

•	On June 30, 2007, Endesa Chile notified CMS Enterprises Company (CMS) of its decision to exercise, acting directly or through one of its subsidiaries, its right of first offer granted by CMS for their direct and indirect interests in the companies and vehicles that conform GasAtacama, for an amount of $ 80,000,000. This included not only the 50% equity interest in all the companies and vehicles, but also the sponsor loans that CMS granted to the vehicles of GasAtacama. On this same date, Endesa Chile and Southern Cross Latin America Private Equity Fund III, L.P. (Southern Cross) executed a sale and purchase agreement for 50% of the direct and indirect participation of Endesa Chile in the GasAtacama and of the sponsor loans associated to this participation, to the Southern Cross fund, for an amount of $ 80,000,000. As a result of the foregoing, Endesa Chile and Southern Cross each own 50% of GasAtacama.

•	On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P. As a result, Endesa Chile’s direct and indirect shareholding in the merged company, Emgesa S.A. E.S.P., is 26.87%. This new corporate structure offers advantages for the management of Colombian financial transactions.
Recent Developments
In October 10, 2007, Enel Energy Europe S.R.L., a subsidiary of Enel S.p.A., or Enel, a company organized under the laws of Italy, and ACCIONA, S.A., or Acciona, a company organized under the laws of the Kingdom of Spain, jointly and concurrently acquired 92.06% of the shares issued by ENDESA, S.A., or Endesa Spain. In turn, Endesa Spain is the controller of 60.6% of the share capital of Enersis S.A., through its Spanish subsidiary Endesa Internacional , S.A. Enersis beneficially owns 60% of Endesa Chile’s outstanding capital stock.
GasAtacama Generación S.A. (“GAG”), a wholly-owned generation subsidiary of Inversiones Gas Atacama Holding Limitada (“GAT”), in turn a 50% owned affíliate (Southern Cross Group (“Southern Cross”), a Chilean fund, holds the other 50%), owns a 781 MW combined cycle thermal plant, located 50 kms north of Antofagasta, designed originally to burn Argentine natural gas, came on stream in 1999. Its installed capacity accounts for 21.7% of the SING system, in northern Chile, where many of the country’s most important copper mines are located. Currently, the SING has capacity needs of approximately 1,900 MW, of which on average, 900 MW come from coal plants, and the balance from combined cycle plants.

Natural gas restrictions from Argentina began in 2004 and increased over time, leading to a complete natural gas interruption as of the second quarter of 2007. Since then, GAG and other generators have been burning diesel instead of natural gas, and thereby incurring much higher operating costs. The substitution of natural gas with diesel, compounded with the escalating costs for the latter fuel, has increased the production cost by approximately fifteen times between 2004 and 2008.
GAG has long-term regulated contracts at regulated node prices expiring in December 2011, with Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A., and Empresa Eléctrica de Antofagasta S.A., all of them distribution companies servicing residential customers, and belonging to EMEL, a Chilean holding company. The contracts were entered into at a time in which GAG could count on an uninterrupted Argentine natural gas supply. The gas supply shortfall has led to increases in generation costs in the SING, and these costs are not fully covered by the node price. The energy node price in the SING had been under 100 $/MWh until the last price setting in April 2008, when the CNE set it at $ 115.9/MWh at the Crucero node. On the other hand, spot prices (as a reference for generation costs with diesel as fuel) in the system averaged $ 185/MWh during the first quarter of 2008.
In 2006, GAG applied to an arbiter to put an end to its contract with EMEL. The adverse financial effect of this so-called “EMEL deficit” led to severe liquidity constraints. Current GAT forecasts for the EMEL deficit for the 2008-2011 period, at which time the EMEL contract expires, are in the range of $ 600-900 million, assuming diesel prices in the range of $ 90-120/bbl.
During the second half of 2007, GAG lost all of its net worth, and the possibility of filing for bankruptcy increased for several reasons, including the continuing increase in the price of diesel, the complete and sustained interruption of all natural gas coming from Argentina, economic consequences of earthquakes that took place in October and November, and the cash shortfalls derived from the nonrecoverability of a tax specifically levied on diesel. In addition, in September 2007, the Chilean government promulgated Law No. 20,220, which among other effects, provides that in the event of a court-ordered revocation of a contract between a generation company and a distribution company with regulated clients, the generation company would be required to continue supplying energy to its client in the same contractual terms, for an 18-month period. In practice, this means that even in the event that GAG had been able to obtain a favorable court judgment against EMEL, GAG would have had to continue in all events to service the contract for an 18-month period, even in the case of bankruptcy. In January, 2008, the result of the arbitrage against EMEL was unfavorable to GAG, though we are in the process of making an appeal to the Supreme Court. As a consequence of all the foregoing, Endesa Chile recorded a Ch$ 48,890 million investment impairment provision for GAT to better reflect the value of the company.
Notwithstanding the foregoing, the option to file for GAG’s bankruptcy was at least temporarily abandoned after GAG signed an MOU with several important northern mining companies and its owners, Endesa Chile and Southern Cross, allowing GAG to continue operations while seeking a definite solution to the company’s situation.
The MOU called for a definitive contract covering a substantial part of the EMEL deficit, which has been growing over time. This back-up contract, Contrato de Servicio de Respaldo, was signed on April 29, 2008, with the participation of mining companies representing 85.93% of the 1,554 MW (maximum demand at peak hour in the SING, excluding demand arising from distribution companies). Among the principal objectives of the contract, are the following: (1) continuity of electricity supply in the SING, with a back-up of up to 600 MW operating continuously through December 31, 2013, with diesel if necessary, so as to minimize the risk of electricity rationing, and the concurrent losses to production for the copper mines; and (2) the achievement of a generation capacity cushion until 2013 which would permit failure of other operating units or delays in the beginning of operations of new coal-burning plants. The mining companies that were signators to the agreement include BHP Billiton (Escondida, Spence, Cerro Colorado) Codelco (Chuquicamata, Radomiro Tomic and Gabriela Mistral), Collahuasi, Freeport (El Abra) Barrick (Zaldívar), Anglo American (Mantos Blancos) Xstrata (Lomas Bayas), SQM, Antofagasta Minerals (El Tesoro), Teck-Cominco (Quebrada Blanca) and Yamana (Meridian Gold). In a parallel manner, GAT entered into a long-term contract with Compañía de Petróleos de Chile Copec S.A., a large Chilean distributor of petroleum-derived hydrocarbons, in order to secure the availability of diesel through the end of 2013, for a daily consumption of up to 3,400 cubic meters.

The recent contract with the mining companies requires that they pay a price for the back-up service that accounts for approximately 71% of the EMEL deficit and the remaining 29% is to be financed by GAT, Southern Cross and Endesa Chile, with caps of $ 50 million each for the latter two owners. The mining companies cap their price at $ 650 million, and if oil prices exceed $ 120/bbl during the period, or for any other reason, this capped amount should be reached, they have a right to an early termination of the contract. This solution, although reducing significantly the probability of bankruptcy at GAG, implies certain risks and costs to GAT and its owners. In addition, the price of diesel, as of the time of this report, has shown an upward trend, already exceeding the $ 120/bbl reference level, making the operating monthly cost exceed the amount which allows the cap to be extended beyond December 2011. Therefore, there is no reason as of the date of this report to expect a reversal of the investment impairment provision taken in the 2007 financial statements, in connection with GAT, our affiliate.
For additional information relating to GAT’s investment impairment taken for the 12-month period ended December 31, 2007, see “Item 5. Operating and Financial Review and Prospects” included in this annual report.
B. Business Overview.
We are a publicly traded electric generation company with operations in Chile, Argentina, Colombia and Peru and an equity interest in Brazil. Our core business is electricity generation. We also participate in the engineering services industry and have a highway concession. The low proportion of nongeneration revenues does not warrant the breakdown of revenues per activity.
Our consolidated installed capacity, as of December 31, 2007, was 12,720 MW, with 62.6% hydroelectric capacity, 37.2% thermal electric and 0.2% wind power generation capacity. Total installed capacity is defined as the maximum power capacity (measured in MW generation units), under specific technical conditions and characteristics.
We own and operate 25 generation facilities in Chile with an aggregate installed capacity, as of December 31, 2007, of 4,779 MW, compared to 4,477 MW in 2006. The main changes of our total installed capacity in Chile are the incorporation of Palmucho (32 MW, hydroelectric), San Isidro II (248 MW, thermal electric in open cycle) and Canela (18 MW, wind power). We accounted for 36.8% of Chile’s total generation capacity as of December 31, 2007 measured by the maximum capacity calculated by CDEC-SIC. Hydroelectric installed capacity in Chile represents 72.2% of Endesa Chile’s total installed capacity in Chile. CDEC is the Centro de Despacho Económico de Carga in the corresponding electric system.
As of December 31, 2007, we also had interests in 25 generation facilities outside of Chile with an aggregate installed capacity of 7,941 MW, compared to 7,843 MW in 2006. The main changes to our total installed capacity outside Chile are in Peru and in Colombia: Ventanilla (36 MW), Callahuanca (5 MW) in Peru, and Guavio (50 MW) in Colombia. For additional detail on capacity increase of these units see “Item 4. Information on the Company – D. Property, Plant and Equipment.” Hydroelectric installed capacity outside Chile represents 56.9% of Endesa Chile’s total installed capacity outside Chile. Based on 2007 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 15%, 21% and 28% of total capacity in each country, respectively.
The following table sets out information relating to Endesa Chile’s electricity generation:
ENDESA CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(1)

	Year ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	38,068	76	38,617	73	32,687	65
Thermal generation (2)	12,054	24	14,332	27	17,796	35

Other generation (Wind)	—	—	—	—	3	0

Total generation	50,122	100	52,949	100	50,486	100

(1)	Generation minus power plant own consumption and technical losses.

(2)	San Isidro II, operating with diesel in open cycle since April 2007.

Our consolidated electricity production reached 50,486 GWh in 2007, 4.7% lower than the 52,949 GWh produced in 2006. Argentina was the country which most reduced the generation from 13,750 GWh in 2006 to 12,117 GWh in 2007 (-11.9%). Hydroelectric generation in 2007 was 15% lower than in 2006; Argentina and Chile had the higher reductions (27% and 23% respectively) due to the drought conditions presented in 2007; in Chile these reductions were partially offset by the increase in thermal generation, which almost doubled, from 2,825 GWh in 2006 to 5,591 GWh in 2007.
Our consolidated physical energy sales for 2007 were 55,225 GWh, 3.0% lower than our consolidated physical energy sales of 56,942 GWh in 2006. The main reduction in sales was in Argentina and Chile as illustrated in the following table:
ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of December 31, each year
	2005	2006	2007
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,623.0	3,638.7	3,644.1
Energy generated (GWh) (3)	12,332.5	13,750.3	12,117.1
Energy sales (GWh)	12,578.8	13,926.3	12,406.3
Brazil (4)
Number of generating facilities (1)	—	—	—
Installed capacity (MW) (2)	—	—	—
Energy generated (GWh) (3)	2,644.8	—	—
Energy sales (GWh)	2,897.5	—	—
Chile
Number of generating facilities (1)	22	22	25
Installed capacity (MW) (2)	4,476.7	4,476.7	4,779.2
Energy generated (GWh) (3)	18,763.8	19,973.2	18,773.0
Energy sales (GWh)	20,730.4	20,922.8	19,212.1
Colombia
Number of generating facilities (1)	11	11	11
Installed capacity (MW) (2)	2,657.2	2,778.7	2,828.7
Energy generated (GWh) (3)	11,864.2	12,564.0	11,941.8
Energy sales (GWh)	15,077.5	15,326.9	15,613.1
Peru
Number of generating facilities (1)	8	9	9
Installed capacity (MW) (2)	968.5	1,425.5	1,468.0
Energy generated (GWh) (3)	4,516.3	6,662.0	7,654.4
Energy sales (GWh)	4,599.9	6,766.5	7,993.5

(1)	For details on generation facilities, see “ —D. Property Plants and Equipment.”

(2)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified during 2006 and 2007 by Bureau Veritas, an international independent certification company. Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks. We have decided not to make a restatement of capacities based on this certification.

(3)	Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)	We consolidated Cachoeira Dourada’s generation only through September 2005. Ventanilla’s generation in Peru consolidated since January 2006, Cartagena’s generation in Colombia consolidated since March 2006 and San Isidro II, Palmucho and Canela’s generation in Chile consolidated since April, November and December 2007 respectively.
We segment our sales to customers using two different categories. First, we distinguish between regulated and unregulated customers. Regulated customers are distribution companies who mainly serve residential clients. Unregulated customers, on the other hand, may freely negotiate the price of electricity with generators or they may purchase electricity in the pool market at the spot price. The second criterion we use to segment our customer sales is by contracted sales and non-contracted sales. This method is useful because it provides a uniform way for us to compare our customers from country to country. The countries in which we operate have varying classifications for what constitutes a regulated customer. In contrast, contracted sales are defined uniformly throughout.

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:
ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2005		2006		2007
						% of
	Sales	% of Sales	Sales	% of Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated customers	21,206	37.9	20,146	35.4	22,881	41.4
Non-regulated customers	12,652	22.6	13,735	24.1	14,374	26.0
Electricity pool market sales	22,026	39.4	23,061	40.5	17,970	32.5

Total electricity sales	55,884	100.0	56,942	100.0	55,225	100.0

In general, in the countries in which we operate, the potential for contracting electricity is related to the volume of electricity demand. Customers identified as small volume-regulated customers, such as residential customers, subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Customers identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required. Finally, the market pool, where energy is normally sold at the spot price, is not carried out through contractual agreements.
The specific energy (measured in GWh) consumption limit for regulated and non-regulated customers is country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and also determine which customers can purchase energy in electricity pool markets.
Under normal hydrological and fuel conditions our regulated and non-regulated customers carry out their commercial relationships by means of contracts. The electricity pool market sales are not governed by contracts, but instead comply with pool market operations.
The following table contains information regarding our consolidated physical sales of electricity per customer segment:
ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
(GWh)

	Year ended December 31,
	2005		2006		2007
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales (1)	33,858	60.6	33,881	59.5	37,255	67.5
Non-contracted sales	22,026	39.4	23,061	40.5	17,970	32.5

Total electricity sales	55,884	100.0	56,942	100.0	55,225	100.0

(1)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.

In terms of expenses, the primarily variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This not only involves increasing the total cost of fuel, but also the cost of transporting that fuel to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market in order to satisfy our contractual commitments. The cost of these pool market purchases may, under certain circumstances, exceed the price at which we sell electricity under contracts, and result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount that does not exceed the estimated production in a “dry year.” In determining estimated production in a dry year, we take into account available statistical information concerning rainfall and water flows, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through costs clauses in contracts with clients.
The following table contains information regarding our electricity generation and purchases:
CONSOLIDATED PHYSICAL GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2005		2006		2007
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Electricity generation	50,122	88.7	52,949	91.8	50,486	89.8
Electricity purchases	6,396	11.3	4,730	8.2	5,722	10.2

Total(1)	56,517	100.0	57,679	100.0	56,208	100.0

(1)	Total energy generation (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the generation figure has already deducted power plant consumption and technical losses of generation units.
Our primary equity investments in Chile, which are related companies that we do not consolidate in our financial statements but instead include their income as net equity income in our income statement, are primarily conducted through GasAtacama. We have a 50% ownership interest in GasAtacama through which we participate in the gas transportation and thermal generation business in northern Chile. We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (“Electrogas”), in which we have a 42.5% ownership interest. Electrogas owns a pipeline to the Fifth Chilean Region and supplies natural gas to the power plants San Isidro and Nehuenco. The other shareholders are Colbún S.A. and ENAP.
We participate in the Brazilian electricity business through our equity investment in Endesa Brasil, in which we have a beneficial interest of 37.7%. Until September 30, 2005, we held a direct 45% ownership share of Companhia de Interconexão Energética S.A, (“CIEN”), in Brazil, involved in electricity trading and also in the operation of the transmission interconnection lines between Argentina and Brazil. We also held a 45% ownership in CTM, which is involved in electricity trading and transmission in Argentina. As of the last quarter of 2005, our investments in CIEN and CTM were contributed to Endesa Brasil. We also have a minority interest in electricity trading and transmission in Argentina through our 45% ownership in Comercializadora de Energía del Mercosur S.A. (“CEMSA”). See “ —C. Organizational Structure” for details on our related companies.
We own and operate a total of 25 generation plants in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta and Eco. Of these plants, 15 are hydroelectric plants, with a total installed capacity of approximately 3,452 MW. This represents 72.2% of our total installed capacity in Chile. There are nine thermal plants which operate with gas, coal or oil with a total installed capacity of 1,309 MW that represents 27.4% of our total installed capacity in Chile, and there is one wind power unit with approximately 18 MW. 23 (15 hydroelectric, 7 thermoelectric and one wind power plant) of our plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and the other two power plants are connected to the Sistema Interconectado del Norte Grande, or the SING.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:
INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2005	2006	2007
Endesa	2,754	2,754	3,034
Pehuenche	695	695	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
Eco	—	—	18

Total	4,477	4,477	4,779

(1)	The installed capacity was certified during 2006 and 2007 by Bureau Veritas.
Our total electricity generation in Chile (in both the SIC and the SING) reached 18,773 GWh in 2007, 6.0% lower than in 2006, and accounted for approximately 33.7% of total electricity production in Chile in 2007. The Company’s generation market share in Chile for 2007 was 37.3%.
The following table sets forth the electricity generation for each of our Chilean subsidiaries:
ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2005	2006	2007
Endesa	10,903	11,642	11,093
Pehuenche	4,060	4,345	3,437
Pangue	2,241	2,432	1,351
San Isidro	1,178	802	1,956
Celta	383	751	933

Eco	—	—	3

Total	18,764	19,973	18,773

Hydroelectric generation in 2007 was 23% lower than in 2006 due to the drought conditions presented during 2007. The potential energy in reservoirs at December 31, 2007 was 40% less than at December 31, 2006, as shown in the following table.

	Year ended December 31,
Reservoir	2006	2007
	(GWh)	(GWh)	% Change

Laja	4,754	3,028	(36)
Maule	1,573	1,307	(17)
Chapo	577	119	(79)
Colbún	533	283	(47)
Invernada	315	116	(63)
Rapel	72	53	(26)
Melado	15	6	(62)
Ralco	531	147	(72)

Total	8,370	5,059	(40)

Low-cost hydroelectric generation accounted for 70.2% of our total electricity generation in 2007 compared with the 85.9% of 2006. Generation by type in Chile is shown in the following table:
ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,
	2005		2006		2007
	Generation		Generation		Generation
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	15,762	84.0	17,148	85.9	13,179	70.2
Thermal generation	3,003	16.0	2,825	14.1	5,591	29.8

Other generation (Wind)					3	0.0

Total generation	18,764	100.0	19,973	100.0	18,773	100.0

Our thermal electric generation facilities are either gas, coal or oil-fired. In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers that establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (an Endesa Chile related company). We obtain our coal and fuel oil requirements through competitive auctions with major domestic and international suppliers.
The Argentine energy crisis has affected not only the natural gas supply to Chile but also its domestic market. This situation and the drought conditions evident in Chile during 2007 increased the use of natural gas substitutes, including fuel oil and diesel. Endesa Chile increased the use of diesel from 23,000 tons in 2006 to 591,000 tons in 2007, and coal from 438,000 tons to 851,000 tons, respectively. Since 2005, San Isidro has entered into a swap contract with Endesa Costanera, which has allowed San Isidro to temporarily generate electricity with natural gas, using Endesa Costanera’s share, by paying Endesa Costanera the additional cost incurred through generation with fuel oil, plus a fee. Fuel oil in Argentina is subsidized.
In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile participation is 20%, we agreed to construction of the liquefied natural gas (“LNG”) regasification facility in Quintero Bay. The terminal is currently under construction. Partial commercial operations are expected for 2009 while full commercial operations should occur in 2010.
During 2007, the works to allow unit No. 1 in Taltal to operate with diesel stock started, and both finished in March 2008. All of Endesa Chile natural gas units will now be able to operate with gas and diesel.
In June 2007, the commercial operations of the Electrogas Concón-Quillota diesel oil pipeline started, which improved the supply to San Isidro and Nehuenco thermal power plants. This oil pipeline, located in Chile’s Fifth Region, was built to transport diesel oil from the Concón refinery to the electricity power plants of Colbún, San Isidro and Endesa Chile (nearly 1,600 MW in total). Shareholders of Electrogas are Endesa Chile (42.5%), the Matte Group (42.5%) and Enap (15.0%).
ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2005	2006	2007
	Sales	Sales	Sales
	(GWh)	(GWh)	(GWh)
Electricity sales in the SIC	35,900	38,259	39,982
Electricity sales in the SING	11,546	12,027	12,674

Our physical energy sales in Chile reached 20,731 GWh in 2005, 20,923 GWh in 2006 and 19,212 GWh in 2007 which represent a 43.7%, 41.6% and 36.5% market share, respectively. The percentage of the energy purchases to satisfy our contractual obligations to third parties has declined from 10.8% in 2005 to 5.3% in 2007 as a result of our commercial strategy of reducing contracted sales. This commercial strategy is primarily influenced by our decision to reduce hydrological exposure because of government regulations implemented in 1999. See “— B. Business Overview — Electricity Industry and Regulatory Framework.” We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year. Government regulations have had the direct effect of increasing contract failure costs, which is the cost that we pay when we are unable to satisfy our contractual commitments, and the indirect effect of discouraging investment in generation assets. Given the effects of the government regulations, energy supply has not increased as much as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

The following table sets forth our electricity purchases and production in Chile:
ENDESA CHILE PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2005		2006		2007
	Sales	%	Sales	%	Sales	%
	(GWh)	of Volume	(GWh)	of Volume	(GWh)	of Volume
Electricity generation	18,764	89.2	19,973	93.8	18,773	94.7
Electricity purchases	2,268	10.8	1,317	6.2	1,042	5.3

Total (1)	21,032	100.0	21,290	100.0	19,815	100.0

(1)	Total GWh generation plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.
We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with customers are normally governed by formal contracts. Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years. Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed upon between both parties and reflect competitive market conditions.
In 2005, 2006 and 2007, Endesa Chile had 53, 46 and 35 customers in Chile, respectively, including the main distribution companies in the SIC and the major unregulated industrial customers. The eleven minor unregulated customers in 2007 demanded approximately 0.6 GWh/year. There were fourteen distribution companies which presented withdrawals under the provisions of Resolution 88 and represented the 8.5% of total sales. (See “ — B. Business Overview—Electricity Industry Regulatory Framework.”). Sociedad Austral de Electricidad S.A. , or Saesa, a nonrelated Chilean distribution company, was the largest with purchases of 745 GWh/year. The following table sets forth information regarding our sales of electricity in Chile by type of customer:
ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2005		2006		2007
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated customers (1)	10,575	51.0	10,756	51.4	11,502	59.9
Non-regulated customers	4,797	23.1	5,176	24.7	5,281	27.5
Electricity pool market sales	5,358	25.8	4,991	23.9	2,430	12.6

Total electricity sales	20,731	100.0	20,923	100.0	19,212	100.0

(1)	Includes the sales to distribution companies in connection with Resolution 88.

Our most significant supply contracts with regulated customers are with Chilectra S.A. (“Chilectra”), an Endesa Chile related company, and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile in terms of sales. Our contracts with Chilectra and CGE expire in 2010 and 2009, respectively. In November 2007, Chilectra, CGE and Chilquinta placed the second long-term energy requirement bid for 14,732 GWh, divided in three blocks (B1, B2 and B3) to be delivered as of January 2011 for ten, twelve and fourteen years respectively. Chilectra was the only distributor that acquired energy in this process with 5,700 GWh from Endesa (3,200 GWh) and Colbún (2,500 GWh). The energy allocated represented 39% of Chilectra’s demand. Chilectra’s energy allocation per company and per block and the percentage of energy allocated was as follows:

	Chilectra B1	Chilectra B2	Chilectra B3	% of the total
	(GWh)	(GWh)	(GWh)	energy allocated
Endesa	1,700	—	1,500	56.1
Colbún	500	1,000	1,000	43.9

Total	2,200	1,000	2,500	100.0

Generally, our contracts with unregulated customers for the sale of electricity in Chile are long term, and typically range from five to fifteen years. Such contracts are normally automatically extended at the end of the applicable term unless terminated by either party upon prior notice. Such contracts generally provide that the purchase price be reset periodically to the market price. Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. In case of force majeure, as contractually defined with non-regulated customers, we are also allowed to reject purchases and are not required to supply electricity. Contracts with unregulated customers generally do not impose any limitations on our ability to resell output not purchased under those contracts. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.
The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:
MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2005		2006		2007
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Distribution companies:
Chilectra	4,231	20.4	4,190	20.0	4,017	20.9
CGE	4,154	20.0	4,449	21.3	4,835	25.2
Saesa (1)	540	2.6	665	3.2	746	3.9
Empresa Eléctrica de la Frontera S.A.	665	3.2	717	3.4	756	3.9
Empresa Eléctrica de Atacama S.A.	643	3.1	417	2.0	195	1.0

Total sales to five largest distribution companies	10,233	49.4	10,438	49.9	10,548	54.9

	Year ended December 31,
	2005		2006		2007
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Unregulated customers:
Codelco (2)	536	2.6	548	2.6	494	2.6
CMPC	794	3.8	937	4.5	1,103	5.7
Cía. Minera Los Pelambres	701	3.4	738	3.5	871	4.5
Cía. Minera Collahuasi	813	3.9	867	4.1	869	4.5
Cía. Acero del Pacífico – Huachipato	528	2.5	546	2.6	588	3.1

Total sales to five largest unregulated customers	3,372	16.3	3,635	17.4	3,925	20.4

(1)	We do not have a contract with Sociedad Austral de Electricidad S.A. (“Saesa”). Sales are the result of government Resolution 88 that forces the generators of the CDEC-SIC system to supply distribution companies without contracts. This situation will remain until December 2009, when this Resolution is set to expire.

(2)	Since 2004, we provided energy to both Codelco, División El Teniente, and Codelco, División Salvador. Codelco is a state-owned mining company and one of the largest copper producers in the world.
We compete in the SIC primarily with two other electricity generation companies, AESGener and Colbún S.A. (“Colbún”). According to the maximum power considered by CDEC-SIC in the calculation of “firm power” in 2007, AESGener and its subsidiaries in the SIC counted on an installed capacity of 1,587 MW, of which 82% was thermal electric, and Colbún on 1,918 MW, of which 57% was thermal electric. In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.
Our primary competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AESGener and Norgener S.A., which have 992 MW, 719 MW, 643 MW and 277 MW of installed capacity, respectively. Our direct participation in the SING, includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our indirect participation through our affiliate company, GasAtacama, whose power plant has 781 MW of installed capacity. See “— C. Organizational Structure” for details on related companies.
Electricity generation companies compete largely on the basis of technical experience and reliability; and, in the case of unregulated customers, on price. In addition, because 72.2% of our installed capacity derives from hydroelectric power plants, we have lower production costs than companies generating electricity in the SIC with thermal plants. During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.
We have equity investments in GasAtacama and Electrogas. GasAtacama has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones. Electrogas produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota. As of December 2007, GasAtacama accounted an investment impairment provision as a consequence of the lack of gas supply from Argentina.
We, directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco are the principal operators in the SIC, with 48.9% of the total installed capacity and 45.3% of the physical energy sales of this system in 2007.

Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING. Through our unconsolidated company, GasAtacama, we have an additional 781 MW participation in the SING. The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:
POWER PLANTS IN CHILE (MW) (1)

			Installed
			Capacity
	Type (2)	System	(MW)
Hydroelectric
Rapel	Reservoir	SIC	377
Ralco	Reservoir	SIC	690
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	570
Pangue	Reservoir	SIC	467
Los Molles	Pass Through	SIC	18
Sauzal	Pass Through	SIC	77
Sauzalito	Pass Through	SIC	12
Isla	Pass Through	SIC	68
Antuco	Pass Through	SIC	320
Abanico	Pass Through	SIC	136
Curillinque	Pass Through	SIC	89
Loma Alta	Pass Through	SIC	40
Palmucho	Pass Through	SIC	32
Total Hydroelectric			3,452

Thermal
Huasco ST	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá GT	Steam Turbine/Diesel Oil	SING	24
Tarapacá coal	Steam Turbine /Coal	SING	158
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
Huasco GT	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Taltal	Gas Turbine/Natural Gas & Diesel Oil	SIC	245
San Isidro II	Combined Cycle/Gas & Diesel Oil	SIC	248
Total Thermal			1,309

Others
Canela	Wind Power	SIC	18

Total Capacity			4,779

(1)	Total installed capacity is defined as the maximum capacity (measured in MW generation units), under specific technical conditions and characteristics.

(2)	“Reservoir” and “pass-through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

“Steam Turbine” refers to a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity.

“Gas Turbine” (“GT”) or “open cycle” refers to a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity.

“Combined Cycle” refers to a thermal power plant that uses either natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity and then recovers the gas that escapes from that process to generate steam to move another turbine.
Operations in Argentina
We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants. El Chocón owns two hydroelectric power plants, with total installed capacity of 1,320 MW, and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW. In 2007, our hydro and thermal generation plants in Argentina represented 14.9% of the MEM’s generation capacity in 2007.

Our Argentine subsidiaries Endesa Costanera and El Chocón participate in two new companies, Termoeléctrica Manuel Belgrano S.A. (Manuel Belgrano) and Termoeléctrica José de San Martin S.A. (San Martín). These companies were formed to undertake the construction of two new generation facilities under Foninvemem. This fund was created by the Secretary of Energy, through Resolution 712/2004, and allows for the financing and management of all investment aimed at increasing the electric power supply within the MEM. These power plants are expected to start up operations as Gas Turbines (GT) in the first half of 2008, one GT per month with 1,000 MW of aggregate capacity, and as combined cycles by mid-2009 with and additional 600 MW of total aggregate capacity (according to seasonal programming of Cammesa, February 2008). Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas without the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil, have led to the lack of investment in the electric power sector. (See “— Electricity Industry Regulatory Framework” and “ — A. History and Development of the Company” for further detail.)
Endesa Costanera’s installed capacity accounted for 9.5% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine MEM”) as of December 31, 2007. Endesa Costanera’s second combined cycle plant can operate neither with natural gas nor with diesel. Our 1,138 MW Steam Turbine power plant can operate with either natural gas or fuel oil.
El Chocón accounts for 5.4% of the installed capacity in the Argentine MEM as of December 31, 2007. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine MEM’s major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.
The following table sets forth the installed capacity of our Argentine subsidiaries:
INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2005	2006 (1)	2007
Endesa Costanera
Costanera (steam turbine)	1,131	1,138	1,138
Costanera (combined cycle II)	851	859	859
Central Termoélectrica Buenos Aires (combined cycle I)	322	322	327
El Chócon
El Chócon (hydroelectric)	1,200	1,200	1,200
Arroyito (hydroelectric)	120	120	120

Total	3,624	3,639	3,644

(1)	Variations in the installed capacity in 2006 and 2007 due to certification by the consulting firm Bureau Veritas.
Our total electricity generation in Argentina reached 12,117 GWh in 2007, 11.9% lower than our 13,750 GWh total electricity generation in 2006. Our generation market share has been approximately 15% of total electricity production in Argentina during 2007.
The following table sets forth the electricity generation of our Argentine subsidiaries:
ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2005	2006	2007
Endesa Costanera	8,402	8,709	8,421
El Chocón	3,931	5,041	3,696

Total	12,333	13,750	12,117

Low-cost hydroelectric generation accounted for nearly 30.5% of total generation in 2007, lower than in 2006 because of a relatively dry year compared to 2006. The percentage of hydroelectric and thermal generation is shown in the following table:
HYDRO/THERMAL GENERATION IN ARGENTINA (GWh)(1)

	Year ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,931	31.9	5,041	36.7	3,696	30.5
Thermal generation	8,402	68.1	8,709	63.3	8,421	69.5

Total generation	12,333	100.0	13,750	100.0	12,117	100.0

(1)	Generation minus our own power plant consumption and technical losses.
The amount of energy generated and purchased in the last three years is shown in the following table:
PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	12,333	97.6	13,750	98.2	12,117	97.1
Electricity purchases	308	2.4	256	1.8	367	2.9

Total(1)	12,640	100.0	14,006	100.0	12,484	100.0

(1)	Energy generation plus energy purchases differs from electricity sales due to power plant consumption of electricity that had been uploaded to the grid, referred to as nonbilled electricity consumption.
The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2005		2006		2007
		% of
		Sales		% of Sales		% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	2,328	18.5	2,116	15.2	2,364	19.1
Non-contracted	10,251	81.5	11,810	84.8	10,042	80.9

Total electricity sales	12,579	100.0	13,926	100.0	12,406	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2005	2006	2007
Endesa Costanera	8,466	8,736	8,450
El Chocón	4,113	5,191	3,956

Total	12,579	13,926	12,406

During 2007, Endesa Costanera served an average of 38 non-regulated customers (major large users and minor large users). Endesa Costanera has no contract with distribution companies. Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.
The following table sets forth Endesa Costanera’s sales by volume to its largest non-regulated customers for each of the periods indicated:
ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2005		2006		2007
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
YPF	—	—	—	—	159	15.5
Acindar (Cemsa) (1)	59	5.0	102	13.4	88	8.6
Solvay	—	—	—	—	87	8.5
Transclor	39	3.3	86	11.3	81	7.9
Peugeot	63	5.3	79	10.4	79	7.7
Cenco	62	5.3	62	8.2	119	11.6
Papelera de la Plata	137	11.6	45	5.9	—	—
Indupa (Cemsa) (1)	195	16.5	—	—	—	—

Total sales to our largest non-regulated customers	555	46.9	373	49.2	611	59.7

(1)	During 2005 and 2006, Acindar and Indupa did not have contracts with Endesa Costanera, but served them through Cemsa, an Endesa Chile’s affiliate. During 2007, Acindar is a Endesa Costanera customer and Indupa is no longer a customer.
Sales to the pool market decreased from 7,978 GWh in 2006 to 7,427 GWh in 2007. During 2007, gas restrictions on Endesa Costanera explain this decrease.
The Argentine energy crisis, which began in March 2004, continues as of the date of this report. The natural gas imports from Bolivia were not enough to supply the Argentine demand. In June 2007, the Argentine government and the natural gas producers agreed to the internal requirements needed for the period 2007-2011. Currently, Endesa Costanera is negotiating with the producers in order to contract the supply of their units.
In terms of Endesa Costanera’s export business the authorities have restricted total access to the electricity spot market and the use of natural gas to export energy to Brazil, which has affected the normal operations of export contracts. Endesa Costanera has been unable to fully comply with its export contracts to Brazil since 2005.
In order to compensate for the restrictions on exports from Argentina to Brazil, on December 9, 2005, both governments signed an agreement to avoid the imposition of fines for any non compliance in export contracts through December 31, 2008. On November 28, 2006, the Ministry of Mining and Energy enacted Portaria 294, a resolution that allows CIEN to reject the contracts for customers of one of the circuits of CIEN’s transmission line without risk, since the cause was considered as force majeure, and to move forward in looking for alternative uses of this circuit.
Due to the aforementioned situation, export contracts have remained inoperative during 2007. Besides this, Endesa Costanera has been selling this capacity, nearly 1,000 MW, to the MEM since May 2006. During 2007, the line was used to import energy from Brazil without participation of the generators; this energy was sold to Cammesa which paid R$ 131 million as established by ANEEL in December 2008.
The relatively dry conditions in 2007 explain the decrease of 23.8% in physical sales of El Chocón, when compared to 2006. Contracted sales decreased from 1,359 GWh in 2006 to 1,342 GWh in 2007. The remaining 2,615 GWh in sales were delivered to the pool market.

During 2007, El Chocón served an average of 20 non-regulated customers. El Chocón has no contract with distribution companies. Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.
The following table sets forth sales by volume to the largest non-regulated customers of El Chocón for each of the periods indicated:
EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2005		2006		2007
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Minera Alumbrera	482	42.1	496	36.5	569	42.4
Profertil (Cemsa) (1).	232	20.3	242	17.8	145	10.8
Massuh	126	11.0	127	9.3	109	8.1
Chevron	—	0.0	107	7.9	112	8.3
Acindar (Cemsa) (1)	118	10.3	88	6.4	88	6.5
Petroken (Cemsa) (1)	30	2.6	—	0.0	—	0.0
Ensi S.E.	27	2.3	40	2.9	—	0.0

Total sales to our largest non-regulated customers	1,014	88.6	1,100	80.9	1,022	76.2

(1)	Profertil, Acindar and Petroken do not have contracts with El Chocón, but are served through Cemsa, an Endesa Chile affiliate.
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
Our Argentine power plants compete with all the major power plants connected to the MEM. Our major competitors in Argentina are AES Group, Sociedad Argentina de Energía (“Sadesa, Bemberg Group”), and Petrobras Energía S.A. The AES Group has eight power plants connected to the MEM with a total capacity of 2,810 MW and one plant not connected to the MEM, Termo Andes, with a total capacity of 600 MW; Sadesa Grupo Bemberg owns two plants Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,152 MW); and Petrobras Energía S.A. competes with us through two power plants, Genelba (thermal 674 MW) and Pichi Picún Leufú (hydro 285 MW).
Operations in Colombia
Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa. These companies were merged into Betania in September 2007, which then changed its name to EMGESA S.A. E.S.P. We have a 26.9% ownership interest in Emgesa as of December 31, 2007, which we control pursuant a shareholders’ agreement.
As of December 31, 2007, our Colombian subsidiary operated a total of eleven generation plants in Colombia, with a total installed capacity of 2,829 MW. Emgesa has 2,451 MW in hydroelectric plants and 378 MW in thermoelectric plant. As of December 31, 2007, Cartagena had two operative units, a third unit is being repaired and is expected to be reincorporated into the system during the first half of 2008.
Our hydroelectric and thermal generation plants in Colombia represent 21% of the country’s total electricity generation capacity as of December 2007.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:
INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)(1)(2)

	Year ended December 31,
	2005	2006	2007
	(MW)
Emgesa
Guavio (hydroelectric)	1,164	1,163	1,213
Cadena Nueva (hydroelectric)	601	601	601
Betania (hydroelectric)	541	541	541

Termozipa (thermal)	236	236	236
Cartagena (thermal)	0	142	142
Minor Plants (hydroelectric)(3)	116	96	96

Total	2,657	2,779	2,829

(1)	The figure includes the capacity used for power plant consumption.

(2)	The installed capacity was certified during 2006 and 2007 by Bureau Veritas.

(3)	As of December 31, 2007 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.
Approximately 86.7% of our installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Our generation market share in Colombia was 22% in 2005, 24% in 2006 and 22% in 2007. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which we operate. Companies are free to offer every day their electricity at prices driven by market conditions, as opposed to being dispatched by a centralized operating entity to generate according to the minimum marginal costs of the system.
The following table sets forth the energy generation for each of our Colombian subsidiaries:
ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)(2)

	Year ended December 31,
	(GWh)
	2005	2006	2007
Emgesa	9,763	10,360	11,942
Betania	2,101	2,204	—

Total	11,864	12,564	11,942

(1)	Generation minus power plant own consumption and technical losses.

(2)	Since September 2007, Betania and Emgesa were merged into Betania, which then changed its name to EMGESA S.A. E.S.P. Emgesa consolidates the total generation in Colombia during 2007.
Hydrological conditions in 2007 translated into lower generation for Emgesa when compared to 2006. During 2007, thermal generation represented 4.3% of total generation and hydroelectric generation the remaining 95.7% of our generation in Colombia. However, the two thermal facilities, Termozipa and Cartagena represent 13.3% of our total installed capacity in Colombia. The variable cost of generation for those plants was higher than the average spot market price, given the level of supply and demand of electricity during the year.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:
PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Electricity production	11,864	78.1	12,564	81.3	11,942	75.8
Electricity purchases	3,321	21.9	2,883	18.7	3,814	24.2

Total	15,185	100.0	15,447	100.0	15,756	100.0

The sole interconnected electricity system in Colombia is the Colombian National Interconnected System the “Colombian NIS.” Electricity demand in the Colombian NIS increased 4.0% during 2007. The total electricity consumption in the Colombian NIS was 48,829 GWh in 2005, 50,813 GWh in 2006 and 52,851 GWh in 2007.
The demand in Colombia’s electricity market has also been affected by its interconnection with the electricity system of Ecuador, which began operations in March 2003, referred to as International Transactions of Energy (“TIE”). During 2007, physical sales to Ecuador reached 877 GWh, 45% less than the 1,608 GWh reached in 2006. In November 2007, the new transmission line between Colombia and Ecuador started operations with a capacity of 270 MW. The distribution of Endesa Chile, physical sales in Colombia, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2005		2006		2007
		% of		% of
	Sales	Sales	Sales	Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	9,800	65.0	9,687	63.2	10,539	67.5
Non-contracted sales	5,277	35.0	5,640	36.8	5,074	32.5

Total electricity sales	15,077	100.0	15,327	100.0	15,613	100.0

During 2007, Emgesa served an average of 731 contracts with non-regulated customers and 16 distribution and trading companies. Our sales to the distribution company Codensa accounted for 28.8% of our total contract sales in 2007. Physical sales to the five largest non-regulated customers altogether reached 3.3% of total contracted sales.
The following table sets forth our sales by volume to our five largest distribution customers in Colombia for each of the periods indicated:
MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2005		2006		2007
	Sales	% of	Sales	% of	Sales	% of
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Distribution companies:
Codensa (1)	3,933	40.1	2,959	30.5	3,036	28.8
Enertolima	800	8.2	811	8.4	437	4.1
Electrocosta	426	4.3	610	6.3	652	6.2
Electricaribe	341	3.5	469	4.8	479	4.5
EPM	136	1.4	436	4.5	1,102	10.5
Dicel	222	2.3	225	2.3	—	—
Essa	206	2.1	7	0.1	—	—
Cens	221	2.3	5	0.0	—	—

Meta					649	6.2

Total sales to our largest distribution companies	6,285	64.1	5,521	57.0	6,355	60.3

(1)	Subsidiary of Enersis.

Our most important competitors in Colombia include the following state-owned companies, each with installed capacities as described: Empresas Públicas de Medellín with 2,597 MW, Isagen with 2,106 MW, and Gecelca with 1,354 MW. We also compete with the following privately owned companies in Colombia: EPSA (Unión Fenosa) with 832 MW and Chivor, which is owned by AESGener, with 1,000 MW, all as of December 2007.
Operations in Brazil
Installed capacity as of December 31, 2005 is shown in the following table. Installed generation capacity was consolidated until September 30, 2005.
INSTALLED GENERATION CAPACITY IN BRAZIL (MW)(1)(2)

	(MW)
	2005	2006	2007
Cachoeira Dourada	—	—	—

Total	—	—	—

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

(2)	As of October 1, 2005 the total participation interest Endesa Chile held in Cachoeira Dourada was transferred to Endesa Brasil.
The following table sets forth the physical energy production and purchases of Cachoeira Dourada. The figure is from January through September 30, 2005:
PHYSICAL GENERATION AND PURCHASES IN BRAZIL (GWh)

	January-September
	2005		2006	2007
	(GWh)%		(GWh)	(GWh)
Electricity generation	2,645	91.3	—	—
Electricity purchases	253	8.7	—	—

Total(1)	2,898	100.0	—	—

(1)	Energy production plus energy purchases may differ from electricity sales due to transmission losses.
The distribution of physical sales for Cachoeira Dourada’s, in terms of customer segment, is shown in the following table. The figure is from January through September 30, 2005:
PHYSICAL SALES PER CUSTOMER SEGMENT IN BRAZIL (GWh)

	January-September
	2005		2006	2006
	Sales	% of Sales	Sales	Sales
	(GWh)	Volume	(GWh)	(GWh)
Contracted sales	2,592.9	89.5	—	—
Non-contracted sales	304.6	10.5	—	—

Total	2,897.5	100.0	—	—

Since September 2005, Endesa Chile’s participation in the Brazilian electricity market can be accounted for by its minority share of Endesa Brasil, which consolidates operations of several generation companies: Central Geradora Termeléctrica Endesa Fortaleza S.A.,(“Endesa Fortaleza”), and Cachoeira Dourada; CIEN, which traded with the use of two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which owns the Argentine side of the lines; a distribution company, Ampla Energía e Servicos S.A.,(“Ampla”), which is the second largest electricity distribution company in the State of Rio de Janeiro; and Coelce, which is the sole electricity distributor in the State of Ceará. For more details on Endesa Brasil see “— C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects” for impact of Endesa Brasil on Financial Statements for the periods covered by this report.

Operations in Peru
Through our subsidiary Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity as of December 2007, of 1,468 MW. Edegel owns seven hydroelectric power plants, with a total installed capacity of 745 MW, two of which are located 280 kilometers from Lima and five of which are located at an average distance of 50 kilometers from Lima. The company has two thermal plants which represent the remaining 723 MW of total installed capacity. Our hydroelectric and thermal generation plants in Peru represent 28.5% of the country’s total electricity generation capacity according to the information reported in December 2007 by the Organismo Supervisor de la Inversión en Energía y Minería (“Osinergmin”).
The following chart sets forth the installed capacity of Edegel:
INSTALLED CAPACITY IN PERU (MW)(1)

	Year Ended December 31,
	2005	2006	2007
	(MW)
Edegel S.A.
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	75	75	80
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal)	229	229	231
Ventanilla (thermal)(2)	0	457	493

Total	969	1,426	1,469

(1)	The installed capacity was certified during 2006 and 2007 by Bureau Veritas.

(2)	During 2007 Ventanilla increased its installed capacity by 36 MW due to the control of the energy losses.
In 2006, the increase in thermal electricity generation was of 805 GWh due to the increase in the installed capacity in Ventanilla completed in November 2006 (from open cycle to combined cycle); the increase in hydro-electric generation was of 188 GWh. Our generation market share was approximately 28% of total electricity production in Peru in 2007 and 27% for 2006.
HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2005		2006(2)		2007
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,095	90.7	4,197	63.0	4,385	57.3
Thermal generation	422	9.3	2,465	37.0	3,270	42.7

Total generation	4,516	100.0	6,662	100.0	7,654	100.0

(1)	Generation minus power plant own consumption and technical losses.

(2)	Thermal generation includes Ventanilla’s generation since January 2006.

Hydrological generation represented 57.3% of Edegel’s total production in 2007. The portion of electricity supplied by Edegel’s own generation was 93.9% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.
For the gas supply for Etevensa and Santa Rosa, Edegel has supply, transportation and distribution contracts. During 2007, the gas pipeline Camisea-Lima, owned by TGP, reached its full capacity. In order to preserve the transportation capacity for its natural gas demand, Edegel modified its agreements, shifting from interruptible to firm modality, with a capacity of 1.5 MMm3/d (from August 2008 to July 2009) and 2.2 MMm3/d (from August 2009 to July 2019), keeping 2 Mmm3/d under interruptible modality.
PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2005		2006(2)		2007
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	4,516	94.8	6,662	96.1	7,654	93.9
Electricity purchases	246	5.2	274	3.9	499	6.1

Total(1)	4,762	100.0	6,935	100.0	8,153	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, given that our own power plant consumption and technical losses have already been deducted.

(2)	Figures for 2006 include Ventanilla’s generation and purchases since January 2006.
In Peru there is only one interconnected system, Sistema Eléctrico Interconectado Nacional, or the SEIN. Electricity generation in the SEIN increased 10.1% during 2007 when compared to 2006, reaching a total yearly generation of 27,255 GWh. Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for these products.
The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2005		2006 (2)		2007
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales (1)	3,766	81.9	6,145	90.8	7,569	94.7
Non-contracted sales	834	18.1	621	9.2	424	5.3

Total electricity sales	4,600	100.0	6,766	100.0	7,994	100.0

(1)	Includes the sales to distributors without contracts.

(2)	Figures for 2006 include Ventanilla’s sales since January 2006.
Edegel’s physical sales in 2007 increased nearly 18.1% compared to sales in 2006. Sales in the spot market decreased nearly 31.7% and contracted sales increased 23.2%. The increase in contracted sales is primarily due to the increase in Ventanilla’s energy generation which it sold to ElectroPerú, the increase in sales to distributors without contracts and the increase in sales to distributors for the bids realized during 2006 and 2007. During 2007, Edegel had six regulated customers. Edegel has had contracts since 1997 with Luz del Sur and Edelnor. For the other distributors, Edegel won the bids realized during 2006 and 2007. The company has eleven non-regulated customers. Sales to non-regulated customers represented 56.0% of Edegel’s total contracted sales in 2007, compared to 55.7% in 2005.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:
MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2005		2006		2007
		% of		% of		% of
	Sales	contract	Sales	contract	Sales	contract
	(GWh)	Sales	(GWh)	Sales	(GWh)	Sales
Distribution companies:
Edelnor (Regulated) (1)	1,000	26.6	957	15.6	1,039	13.7
Luz del Sur (Regulated) (1).	440	11.7	441	7.2	1,222	16.1
Hidrandina	—	—	—	—	52	0.7
Electronoroeste	—	—	—	—	46	0.6
Electronorte	—	—	—	—	45	0.6
Electrosur	—	—	—	—	27	0.4

Total sales to our largest distribution companies	1,440	38.2	1,398	22.8	2,431	32.1
Unregulated costumers:
ElectroPerú (2)	0	0.0	1,620	26.4	2,427	32.1
Antamina	676	18.0	683	11.1	682	9.0
Refinería	507	13.5	569	9.3	516	6.8
Siderperú	303	8.0	330	5.4	362	4.8

Total sales to our largest unregulated companies	1,486	39.5	3,202	52.1	3,987	52.7

Total sales to our largest costumers	2,926	77.8	4,600	75.0	6,418	84.8

(1)	For 2006 and 2007, the energy sold by Edegel to Edelnor and Luz del Sur includes only the energy associated with bilateral contracts with Edegel. The amount assigned to Edegel for non contract-related consumption of these distributors is not included. For 2007, the energy sold to these distributors includes the amount won by Edegel in the bids realized during 2006 and 2007.

(2)	Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa. The value reported is from January to December 2006, the increase in 2007 is due to the increase in Ventanilla’s generation which sells the energy to ElectroPerú.
Because the SEIN is the only interconnected transmission system in Peru, all generation companies connected there may be considered competitors. However, our most important competitors in Peru are ElectroPerú, Enersur and Egenor, whose capacity is approximately 909 MW, 676 MW and 508 MW, respectively.
ELECTRICITY INDUSTRY REGULATORY FRAMEWORK
Chile
Industry Structure
The electricity industry in Chile is divided into three business segments: generation, transmission and distribution. The generation segment consists of companies that produce electricity; they sell their production to distribution companies, unregulated customers through private contracts or to other generation companies through the spot market. The transmission segment consists of companies that transmit at high voltage the electricity produced by generation companies. Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to end users at a voltage up to and including 23 kV.
The electricity sector in Chile is regulated pursuant to Decree with Force of Law No. 1, as amended, which was first enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended, collectively known as the Chilean Electricity Law.

In Chile there are four separate interconnected electricity systems. The main systems that cover the most populated areas of Chile are the Sistema Inteconectado Central, or SIC, that covers the central and south central part of the territory, where 93% of Chilean population live, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern part of the country, covering 25% of Chilean continental territory. In addition to the SIC and the SING, there are two other isolated systems in southern Chile that provide electricity in remote areas. The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by its respective dispatch center, Centro de Despacho Económico de Carga, (“CDEC”), an autonomous entity that involves industry groups and transmission companies. CDECs are asked to coordinate the operation of their system as efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system at any moment. Certain major industrial companies own and operate generation systems to satisfy their own needs.
Chilean Electricity Law
General
The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency, and to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government by establishing objective criteria for setting prices. The expected result is an economically efficient allocation of resources. The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity service to all who request it.
Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law. The CNE calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a ten-year guide for the expansion of the system that must be consistent with the calculated node prices. The SEF sets and enforces the technical standards of the system and the proper compliance with the law. In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the CNE and regulates the granting of concessions to electricity generation, transmission and distribution companies.
Companies engaged in generation must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers. However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers. Because Endesa Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, its electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions. Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by the CDECs, based on the “marginal cost” of production of the next kWh to be dispatched. This is known as the spot marginal cost.
Sales by Generation Companies
Sales may be made to final customers pursuant to contracts or, to other generation companies, on a spot basis. Generation companies may also be engaged in contracted sales among each other at negotiated prices. Contract terms are freely determined.
Sales to Distribution Companies and Certain Regulated Customers
Historically, sales to distribution companies for resale to regulated customers have been made through contracts at regulated prices (“node prices”) in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied. Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must be the result of international auctions which have a maximum regulated offer price equal to 120% of the node price. If a first auction is unsuccessful, authorities may increase this maximum price by an additional 15%. The auctions are awarded on a minimum price basis. The price associated with these auctions will be transferred directly to final users, replacing the current regulated price regime. Beginning in 2010, the distribution companies must contract 100% of their demand.

Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW. Customers between 0.5 and 2 MW may choose their status as regulated or unregulated. Customers with capacity needs over 2 MW are unregulated. Two node prices are paid by distribution companies: one for capacity and the other for energy consumption. Node prices for capacity are calculated based on the marginal cost of increasing the existing capacity of the electricity system with the least expensive dispatch by any generating facility. Node prices for energy consumption are calculated based on the projected marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the next 48 months in the SIC and during the next 24 months in the SING. The determination of such marginal cost takes into account the principal variables in the cost of energy over the ten-year period, including projected growth in demand, reservoir levels, fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the ten-year indicative electricity development plan. The same general principles are used to determine marginal cost in the SING.
Node prices for capacity and energy consumption are established every six months, in April and October. Although node prices are quoted in pesos, the calculations are made in dollars. Node prices may be adjusted during such period depending on the fluctuations of the average prices on sales by generators to their unregulated clients.
Sales to Other Generation Companies
To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Capacity,” which is the total probable capacity of all generating units in an interconnected system at any given time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours on the system. The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of such unit. Installed capacity of each unit is reduced by such pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such generation company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.
A generation company may be required to purchase or sell energy or capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company.
Transmission
Since transmission assets are built pursuant to concessions granted by the government, the Law requires a company to operate on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies and final customers in the proportion 80% to generators and 20% to customers. Transmission companies tariffs are determined every four years by decree of the Ministry of Economy.
Concessions
The law permits generation activity without a concession. However, companies may apply for a concession to facilitate access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.
Fines and Compensations
If a rationing decree is enacted in response to prolonged periods of electricity shortages, severe penalties may be imposed on generation companies that contravene the decree. Severe drought is not considered a force majeure event.

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duty of all system agents, and to make compensatory payments to electricity consumers affected by the shortage of electricity. If generation companies cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must pay compensation to the customers at the failure cost determined by the authority in each tariff setting. Failure costs correspond to the average cost incurred by final users in providing a kWh by their own means.
The “Short Laws”
Some recent amendments on the Chilean Electricity Law are the Short Law I (Law No. 19,940, enacted in 2004) and the Short Law II, (Law No. 20,018, enacted in 2005). Their aim was to solve several omissions in the prior law, to resolve some disputes and to improve conditions for long-term investments in the sector. Some changes include a new definition of “unregulated customer,” with a new capacity threshold lowered from 2 MW to 0.5 MW and the obligation for distribution companies to permanently cover future electricity requirements of their regulated clients for the following three years beginning in 2010. According to Short Law II, the generator’s sale prices to distribution companies will be those resulting from auctions where distribution companies bid, supervised by the authority and awarded on a minimum price basis. The auctions’ prices will be transferred to final consumers, replacing the current regulated price regime. During the life of the contract, the energy and capacity prices will be indexed according to formulas set on the auction documentation, associated with fuel, investment and other relevant costs of the energy generation.
Law No. 20,220
On September 14, 2007 Law No. 20,220 was enacted. It governs cases of bankruptcy in electrical companies in the electricity sector and early termination of contracts between a generating company and a distribution company for the supply of customers subject to regulated price by a judicial sentence.
Environmental Regulation
The Chilean Constitution grants all citizens the right to live in a pollution-free environment. It further provides that other constitutional rights may be limited in order to protect the environment. Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.
Environmental Law No. 19,300, was enacted in 1994, and implemented by “Reglamento 30,” issued in 1997. This law requires companies to conduct environmental impact studies of any future generation or transmission projects and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA. It also requires an evaluation of environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal, and authorizes the relevant ministries to establish emission standards. Endesa Chile applies the guidelines set out in Reglamento 30 when analyzing the development of future projects.
On April 1, 2008, Law 20,257, was enacted, which is an amendment to the (“General Services Law”) Ley de Servicios Generales. The purpose of the amendment is to promote the use of Nonconventional Renewable Energy, or NCRE. This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of the total energy contracted from August 31, 2007, to be nonconventional renewable sources, and to progressively increase this percentage from 0.5% on that date up to 10% in 2024. Our power plants recognized as NCRE generators are: Palmucho, Canela Wind Farm and Ojos de Agua (to be commissioned during the first half of 2008). Additionally, the law determines fines for those generators that do not comply with this obligation. Endesa Chile estimates that it will be able to fully comply with this obligation in 2010; and to generate excess energy with NCRE, being able to sell the surplus to other generators. The additional cost of generating with NCRE will be charged to the new contracts, thus eliminating the impact on revenues.

Water rights
Endesa Chile owns unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority. Chilean generation companies must pay an annual fee for unused water rights. Endesa Chile continuously analyzes which water rights it will maintain or disregard. We estimate that during 2007 we paid license fees for the previous year in the amount of 70,732 UTM ($ 4.9 million using the 2007 year-end exchange rate). This amount may vary in the future according to the actual water rights we may hold each year. We estimate that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating to no more than $ 4.9 million per year. License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full. In the case of water rights located in the extreme south of Chile, the Eleventh and Twelfth Regions, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012, using the same tax refund regime mentioned above for the SIC.
Argentina
Ley Nacional 24,065 of 1992 (the “Argentine Electricity Act”) divides the electricity industry into three business segments: generation, transmission, trading and distribution. The objective of this law is to enable the electric market development under conditions of free competition, avoiding the concentration of the companies conducting those activities into one unique controlling group.
Law 24,065 defines the four categories of agents: generators, transmission companies, distribution companies and large users; created the Mercado Eléctrico Mayorista, (Wholesale Power Market) or MEM, where these agents interact with the Secretariat of Energy; created the Compañía Administradora del Mercado Eléctrico Mayorista, (Administrative Company for the Wholesale Electricity Market) or Cammesa, in which such agents and the Secretariat of Energy have equal share, and also created the Ente Nacional Regulatorio de la Energía, (Electric Power National Regulatory Agency) or ENRE.
Cammesa’s responsibilities are dispatch coordination, setting of wholesale prices and the management of economic transactions in the MEM. ENRE was created to protect users and to promote electricity production, competition and investments to assure long-term supply.
The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM or through private contracts to distribution companies.
Transmission is a public service that works under conditions of monopoly by private companies to whom the National Government grants electrical energy concessions from generation centers to the reception places by distribution companies and/or large consumers. Transmission companies are authorized to charge a toll for the transmission services. Transmission companies are prohibited from generating or distributing electricity.
Distribution is also a public service that works under conditions of monopoly, and is provided by companies who have been granted concessions. Distribution companies have the obligation to supply final users within a specific concession area. Accordingly, these companies are regulated with respect to rates and are subject to service quality specifications. Distribution companies may obtain the electricity either in the MEM, at seasonal prices, or through contracts with generation companies. Costs of electricity bought in the MEM can be passed through to end-users.
There are three electricity distribution and trading areas subject to national concession: Edelap, Edesur and Edenor. The local distribution areas are subject to concession granted exclusively by the regional and/or municipal authorities. Notwithstanding this division, all distribution facilities operate under the rules of the MEM.
Emergency Measures
Law 25,561 was enacted in 2002. To manage the economic crisis it authorized the forced renegotiation of public service contracts, imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of Ar$ 1 per $ 1 and empowered the Federal Executive Power to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. On December 2007, the effects of Law 25,561 and the emergency measures have been extended until December 31, 2008.
Following this law, the Secretariat of Energy introduced several measures aimed to correct inconsistencies produced by the devaluation and to seek normal activities performance.

The mandatory conversion of prices from dollars to local currency, and the regulatory measures issued by the Government, hindered the transfer of variable costs of generation into the seasonal prices. This discouraged savings in electricity consumption as well as investments to satisfy the increase in demand, including the transmission capacity. In addition, there was a shortage of natural gas supply power plants. As a result, regulations to set prices pursuant to Law 24,065 have not been set enforced.
Resolution 240, enacted in 2003, changed the way to fix spot price, considering that the availability of natural gas is the most important factor affecting system operations, with respect to costs and supply risks. The price fixed by the Secretariat of Energy for sales to the regulated demand was different from the marginal cost. Although dispatch is still made based on actual used fuels, the calculation of the spot price is defined as if all dispatched generation units had adequate natural gas supply, and the water value is not considered if its alternative cost is higher than the cost of generating with natural gas.
This situation has generated credits for generators against the MEM, which lead authorities to the creation of a fund to invest in new capacity within the MEM, called Foninvemem, managed by Cammesa. Consequently, two combined cycle generation plants of 800 MW each, are under construction.
Export and Import of Electricity
In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity exports. To that end, Resolution 949/2004 established measures that allowed agents to export and import energy under very restricted measures. These restrictions impeded generators from meeting their export commitments under prior conditions. On December 9, 2005, the Argentine and Brazilian governments signed an agreement to facilitate the operation of export contracts without the imposition of fines for any non-compliance through a transitional period ending December 31, 2008 (MOU). Under the MOU, both countries agreed to take all possible actions to adjust the regulation of electricity exports from Argentina to Brazil for the transition period. In accordance with this agreement, on February 7, 2006, the Secretariat of Energy issued Resolution 161, which established the Transition Regulation for the amendment of the import and export contracts of electricity entered into between Argentina and Brazil.
Foninvemem
The Secretariat of Energy enacted several resolutions to adjust the MEM’s operation to the emergency situation, which, in many cases, modified the criteria and methodology used to determine prices and payment of electricity within the MEM. The Secretariat of Energy Resolution 712/2004 created a fund, called Foninvemem, to generate the necessary investment to increase electricity capacity/generation within the MEM. Foninvemem would receive the credits accrued by the private Generator Agents from January 1, 2004 to December 31, 2006. Cammesa was appointed to manage the fund.
On October 2005 Resolution 1,193 was issued pursuant to which all private Generator Agents of the MEM were called to express their irrevocable commitment to manage the construction, operation and maintenance of the electric energy generation plants to be built with the Foninvemem, consisting of two combined cycle generation plants of 800 MW capacity each and an overall consumption of 1600 Kcal/kWh. These power plants will be powered by natural gas or alternative fuels.
Because of the insufficient resources to conclude the construction of the plants, in May 2007 Resolution 564 gathered all private Generator Agents to express their irrevocable commitment to Foninvemem by extending the credits accrued period to December 31, 2007.
Energy Plus Service
The Resolution 1,281/2006 established that the electricity traded in the spot market by generators should be entitled to supply the consumption of distribution company clients. Furthermore, this resolution created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth of electricity demand. The increase in electricity demand is calculated upon the “Base Demand,” which is the demand for electricity in 2005. The Energy Plus Service will be supplied by generators that install new capacity or that offer generation capacity that existed but was not connected to the NIS. All large consumers that, as of November 1, 2006, have a higher demand than their Base Demand, must contract excess demand with the Energy Plus Service. The price of the contracts for Energy Plus Service should be approved by the authorities. The demands that cannot secure an Energy Plus Service contract, may request Cammesa to conduct an auction to satisfy such demand.

The Argentine Federal Government has adopted several measures to promote new investments and to modernize the electricity sector. These measures include carrying out actions to expand natural gas and electric power transport capacity, the implementation of certain projects to the construction of several power plants, and the creation of fiduciary funds to finance these expansions. Law 26,095 of 2006 created specific charges that must be paid by the final users and used to finance of new electricity and gas infrastructure projects.
The Argentine Federal Government enacted some regulations to promote the rational and efficient use of electric power. These measures are: Rational and Efficient Electric Power Use Program, which promotes the need to make rational and efficient use of electric power, and the Hour Adjustment, though the modification of the official time zone for the summer between December 30, 2007 through March 16, 2008.
Trends
The lack of investment in the energy sector, and mainly in electricity power generation, the fixing of transportation and distribution tariffs, and the intervention of the Argentine Federal Government in fixing the electric energy price by way of a subsidy, created a market distortion and a lack of electricity offerings against the constant increase of the demand. Additionally, the growth of electricity generation will still be restricted in 2008 due to the delay in the construction of the Foninvemem plants and in the execution of the natural gas transportation expansions.
Dispatch and Pricing
Law 24,065 defined the electricity dispatch system, which establishes a “marginal cost principle,” in order to provide electricity supply at the lowest cost. The coordination of dispatch operations, the wholesale prices fixation, and the administration of the economic transactions in the MEM are controlled by Cammesa. All generators that are in the pool called Sistema Interconectado de Argentina, Argentine Interconnected System, or SADI, which operates in the MEM. Distribution companies, power traders and large users that have entered into private supply contracts with generation companies pay the contractual price. Large users who contract directly with generators must also pay a toll to distribution companies for the use of their networks.
Electricity prices must be determined under a “marginal cost principle” analogous to the Chilean model to secure electricity supply at the lowest production cost.
Seasonal price is the price paid by distributors for electricity from the pool market and is a fixed price determined every six months by the Secretariat of Energy upon Cammesa’s recommendation, which is based on an evaluation of the supply, demand and available capacity, among other factors. The seasonal price is maintained for at least 90 days.
The spot price is the price paid to generators, or by power traders marketing generation capacity, for energy dispatched under Cammesa’s direction.
The natural gas shortage and the need to secure the internal supply, combined with the thermal electric generators’ difficulties in obtaining financing for acquiring alternative fuels, forced Argentina to enter into an agreement with the Republic of Venezuela on April, 2004, whereby Venezuela agreed to supply fuel to Argentina for a three-year period, which was extended for an additional three-year period. Cammesa executed the corresponding agreements with Petróleos de Venezuela S.A. and was in charge of distributing the imported fuel oil among the generators. Although the fuel oil used was a resource of last resort, the national regulatory policy supported the acquisition of liquid fuel by the electricity energy generators by providing financing from the Stabilization Fund, established by Law 24,064. Notwithstanding the foregoing, the parties also agreed to purchase a fixed volume of fuel oil of instant availability in order to cover any generators’ eventual stock shortages. This is the reason why generators are generally able to buy diesel and fuel at subsidized prices.
Since 2004, the Federal Government has imported natural gas from Bolivia to supply the internal market. On June 29, 2006, Argentina and Bolivia executed an agreement for the Sale of Natural Gas and the Execution of Energy Integration Projects. The agreement has a 20-year term, and Argentina will receive 28 million cubic meters per day of natural gas. Until December 31, 2006 the price was $ 5 per million BTU. The parties have not agreed upon a price for 2007.

One of the measures relating to natural gas in recent years was the creation of the Electronic Gas Market (“MEG”) in February 2004. Through the MEG, the regulatory authorities intend to increase the transparency of physical and commercial operations of the spot market. Supply and the demand natural gas agents trade in the MEG under a spot modality.
Environmental Regulation
The operations of electricity facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051, or the Hazardous Waste Law, and its ancillary regulations.
We must comply with certain reporting and monitoring obligations and emission standards. Failure to meet these requirements entitles the government to impose penalties, and in certain cases, cancel our concession agreement or order the suspension of our operations.
Brazil
Industry Structure
Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional (the “Brazilian NIS”), which comprises most of the regions of Brazil, and several other small, isolated systems.
Generation, transmission and distribution are legally separated activities in Brazil. Non-regulated customers in Brazil are currently those customers who demand 3,000 kWh and choose not to contract with distribution companies.
The electricity industry in Brazil is regulated by the União (Federal Government), acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector. Regulatory policies are implemented by the Agencia Nacional de Energía Elétrica, National Agency of Electric, or Energy, or ANEEL, established pursuant to Law No. 9,427/96.
ANEEL is responsible, on behalf of the União, for among other things: granting and supervising concessions for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates; supervising, executing and auditing the concessionaire companies; issuing regulations for the electricity sector; granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants; establishing the criteria to calculate transmission prices; imposing contractual and regulatory penalties; implementing public policies (such as low-income programs) set by the Federal Government; establishing the tariff rate for consumers; managing the process of tariff adjustments; managing the bidding process for the wholesale of energy; managing the concession contracts; and terminating concessions.
Law No. 9,648/98 assigned coordination and supervisory role over the generation and transmission of energy in the system to the Operador Nacional do Sistema Elétrico, or the ONS, which is a nonprofit private entity in which concession holders, unregulated consumers, the Ministry of Mines and Energy and the board of consumers participate. The ONS is responsible for planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems, supervision and coordination of the operation centers of the electricity systems and definition of rules for the transmission of energy in the interconnected systems.
Law No. 8,631 (1993) establishes that electricity tariffs are expected to reflect operating costs of each company plus a certain return on capital, determined through financial/economic equilibrium. Prices are reviewed and corrected on an annual basis.
Deregulation and Privatization
The Concessions Law (No. 8,987) and the Power Sector Law (No. 9,074), both enacted in 1995, intend to inject competition and to attract private capital into the electricity sector. Since then, several assets owned by the Federal Government of Brazil were privatized.

Independent Power Producers and Self-Producers
The Power Sector Law also introduced the concept of independent power producers, or IPP, in order to open the electricity sector to private investment. IPPs contribute or exchange energy with other self-producers within a consortium, sell excess energy to the local distribution concessionaire, or exchange energy with the local distribution concessionaire.
As part of the former federal government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs, as determined by ANEEL.
The power industry was reviewed by the Cardoso administration and underwent additional significant changes, including, but not limited to, restructuring and privatization of assets owned by the Federal Government of Brazil in addition to those which were already privatized (mostly in the distribution area). Such changes resulted in the creation of a more competitive electricity industry.
The prior Federal Government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9,648/98 whereby the federal government determined the creation of a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationships of the agents. According to this model, the purchase and sale of electricity was negotiated freely. However, in order to facilitate the transition to this competitive model, the contracts already in effect at the time of the creation of the Wholesale Energy Market (called “Initial Contracts”) were to remain in effect until 2002 and afterward be reduced annually at the rate of 25%. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generation companies in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.
Former President Cardoso announced a significant restructuring of the Brazilian power industry. Pursuant to Law No. 10,433, enacted in 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL. As a result, ANEEL is now responsible for setting Wholesale Energy Market governance rules. This restructuring seeks to reorganize the electricity system model to allow for continued external investment.
The main objectives of Law No. 10,848/04 are the following: to maintain public service for the production and distribution of electricity to consumers within our concession area, to restructure planning system, to guarantee transparency in the auction and bidding process for public projects, to mitigate the systemic risks, to maintain centralized and coordinated operations of the energy system, to grant universal use and access to electricity throughout Brazil, and to modify the bidding process of public service concessions. According to this law, the Wholesale of Energy Market the Chamber of Commercialization of Energy (“CCEE”) is responsible for the activities of the wholesale of energy market. ANEEL is responsible for setting governance rules to CCEE.
Distribution companies are required to timely contract all their energy demand.
Structure of the New Electricity Sector
The model established pursuant to Laws No. 10,847 and 10,848 seeks to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the Empresa de Pesquisa Energética (Power Research Company), or EPE, a governmental body, as responsible for the planning of generation and transmission activities. This model has defined a free contracting environment and a regulated environment.
In the free contracting environment the conditions for purchasing energy are negotiable between suppliers and their customers. In relation to the regulated environment, where distribution companies operate, the purchase of energy must be executed pursuant to bidding process coordinated by ANEEL.

Pursuant to the model, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.
Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new project power.” Power plants that were in existence prior to 2000 are considered “existing power” and those that were developed after 2000 are considered “new power project.” Cachoeira Dourada and CIEN are considered “existing power plants.” The government believes that existing power plants are able to provide power at more competitive prices, and therefore it should give priority in the bidding process to power generated by new project power companies. Under the new electricity sector, this priority will be in the form of more favorable contractual terms. For example, a generator considered new project power is guaranteed a power purchase agreement with a 20-year term if it wins the bidding process, while an existing power is not necessarily even guaranteed participation in the bidding process. Brazil has an excess supply of energy, and therefore existing power generators are adversely affected by the priority given to the new project power.
Additionally, the new model forces the creation of new sector agents, like EPE, bound to the Ministry of Mines and Energy. EPE will have the objective of researching the Brazilian Power Sector Planning. Other new sector agents will be the CCEE, which will be the Wholesale Energy Market’s substitute in contract administration and monitoring contractual warranties; and Comitê de Monitoramento do Setor Elétrico Monitoring Committee of the Electricity Sector or “CMSE,” which will monitor and evaluate the safety and security in the energy supply industry.
Concessions
Concessions are exclusive with respect to generation, transmission and distribution assets. Trading is permitted subject to payment of tolls. Concessions are limited to 35 years in the case of generation and 30 years in the case of transmission or distribution. Concessions may be renewed at the discretion of ANEEL for a period equal to their initial term.
Environmental Regulation
The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the federal government has power to promulgate environmental regulations, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the level of the federal government.
Hydroelectric facilities are required to obtain concessions for water use and environmental approvals. Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.
Colombia
Two pieces of legislation, both enacted in 1994, regulate the electricity business in Colombia: Law 142 sets the regulatory framework for the supply of public residential services, including electricity, and Law 143 (the “Colombian Electricity Law”) establishes the framework for the generation, commercialization, transmission and distribution of electricity. Law 142 states that the provision of electricity is an essential public service that must be provided by government and private sector entities.
Utility companies are required to ensure continuous and efficient service, facilitate the access of low-income users to subsidies granted by the government, inform users regarding efficient and safe use of the services, protect the environment, allow access and interconnection to other public service companies and large users, cooperate with the authorities in the event of an emergency to prevent damage to users, and report initiation of activities to the proper regulatory commission and the Superintendence of Public Services.
The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Colombian Commission for the Regulation of Energy and Gas (the “CREG”), among other regulatory bodies governing the electricity sector. Such principles are: efficiency — the correct allocation and use of resources and the supply of electricity at minimum cost; quality — compliance with technical requirements; continuity - continuous electricity supply without unjustified interruptions; adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency; neutrality – impartial treatment to all electricity consumers; solidarity – the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and equity – an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country.

The Colombian Electricity Act regulates the generation, transmission, distribution, and trading (the “Activities”) of electricity. Under the law, any company, domestic or foreign, may undertake any of the Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution.
The market share for generators and traders is limited.  The limit for generators is 25% of its Firm Energy eligible to receive the reliability charge.  The Reliability Charge pays the ability of a plant to deliver its “Firm Energy,” i.e., the amount of energy in a single year, as defined by the generator, with a 100% certainty.  If the plant is actually unable to provide the Firm Energy, the generator is penalized.  A generator is allowed to have more than 25% of market share, as long as it grows by ways other than mergers and acquisitions.
Similarly, a trader may not account for more than 25% of the trading activity in the Colombian National Interconnected System (Colombian NIS). Limitations for traders take into account international energy sales.
Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies. In addition, generators may not own more than a 25% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group.
A generator, distributor, trader or an integrated company, i.e. a firm combining generation, transmission and distribution activities, cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues. A distribution company can have more than 25% of an integrated company’s equity if the market share of the last company is less than 2% of the national generation business. A company created before enactment of Law 143 is banned from merging with another company created after Law 143.
The Ministry of Mines and Energy defines the government’s policy for the energy sector. Other government entities which play an important role in the electricity industry are: Superintendencia de Servicios Públicos Domiciliarios, which is in charge of overseeing and inspecting the utility companies; CREG, which is in charge of regulating the energy and gas sectors; and Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion of the generation and transmission network.
CREG is empowered to issue regulations to govern technical and commercial operations and to set charges for regulated activities. CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and charges for retailing to regulated customers, establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market, establish regulations for planning and coordination of operations of the Colombian NIS and establish technical requirements for quality, reliability and security of supply and the protection of customers’ rights.
Generation
The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market in a pool known as the Bolsa de Energía or Energy Exchange (the “Bolsa”) at the spot price or by long-term private contracts with other participants and non-regulated users at freely negotiated prices. The Colombian NIS is the system formed by generation plants, the interconnection grid, regional and inter regional transmission lines, distribution lines and electrical loads of users. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Dispatch National Center (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand conditions.
Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the firm energy that they provide to the system. The total firm energy requirement of the system is defined by CREG. To receive reliability payments, generators have to participate in firm energy auctions by declaring and certifying their firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator. Beyond the transition period, the additional firm energy required by the system will be allocated by auctions. The first auction for this period took place in May 6, 2008, where existing generators participated with new generation projects while meeting the established market share limits.

Dispatch and Pricing
The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.
The Bolsa facilitates the sale of excess energy that has not been committed under contracts or in spot sales of electricity. In the Bolsa, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period. The CND receives price bids each day from all the generators participating in the Bolsa. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND guided “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order, on an hourly basis, determining which generator will be dispatched the following day to meet expected demand. The price for all generators is set by the less expensive generator dispatched in each hourly period under the optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country. Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to meet the energy demands expected for the following day, in a secure, reliable and cost-efficient manner.
If a generator delivers less energy than that assigned by the optimal dispatch, it is charged with the average of the market price and their offer prices. On the other hand, those generators that deliver energy in excess are credited with the difference. The net value of these restrictions is assigned proportionally to all the traders within the Colombian NIS, according to their demands of energy. Some generators have initiated legal proceedings arguing that recognized prices do not cover the costs associated with these restrictions.
Transmission
Transmission companies which operate at least at 220 kV make up the National Transmission System, or NTS. They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that underwrites the cost of operating the facilities, and a usage charge, which applies only to traders.
CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.
The expansion of the NTS is conducted according to model expansion plans designed by the Unidad de Planeación Minero Energética (Mining and Energy Planning Agency) and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG. Accordingly, the construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project. Transmission charges are expected to be updated by CREG in 2008.
Distribution
Distribution is defined as the operation of local networks below 220 kV. Any user may have access to a distribution network for which it pays a connection charge. CREG regulates distribution prices that should permit distribution companies to recover costs, including operating, maintenance and capital costs operating efficiently. Distribution charges are set by CREG for each company based on the replacement cost of the existing distribution assets, cost of capital, as well as operational and maintenance costs that vary depending on the voltage level. Distribution charges for the 2008-2012 period are expected to be updated in 2008.

The distribution market is divided into regulated and unregulated customers. Customers in the unregulated market may freely contract for electricity supply directly from a generator or distributor, acting as traders, or from a pure trader. The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which currently represents about 32% of the market.
Trading
Trading is the resale to end users of electricity purchased in the wholesale market. It may be conducted by generators, distributors or independent agents, which comply with certain requirements. Parties freely agree upon trading prices for unregulated users.
Trading to regulated users is subject to the “regulated freedom regime” under which tariffs are set by each trader using tariff options established by CREG. Tariffs are determined pursuant to a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader. Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons. Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin that covers the risks of the activity and the return on the investment.
A new tariff formula became effective on February 1, 2008. The main changes in the new formula are the establishment of a fixed monthly charge, and the introduction of reduction costs of non-technical energy losses in the trading charges.
Aiming to improve wholesale price formation, CREG is designing a new energy procurement scheme based on energy auctions called MOR (“Organized Regulated Market”). The schedule for the beginning of auctions is unknown.
Environmental Regulation
Law 99 of 1993 provides the framework for environmental regulation and established the Ministry of the Environment as the authority for determining environmental policies. The Ministry defines issues and executes policies and regulations that focus on the recuperation, conservation, protection, organization, administration and use of renewable resources. Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans. The law particularly seeks to prevent environmental damage by entities in the energy sector. Any entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.
According to Law 99, generators are required to contribute to the conservation of the environment by means of a payment for their activities. Hydroelectric power plants which have a total installed nominal capacity above 10,000 kW must pay 6% of their energy sales; thermoelectric plants which have a total installed nominal capacity above 10,000 kW must pay 4% of their energy sales. This payment is made to the municipalities and environmental corporations where these facilities are located.
Peru
Industry Structure
The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), the Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law 26,876), the Law 26,734, which regulates the Investments in Energy, in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority) or the OSINERGMIN, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution. The changes made to the Law of Electricity Concessions by the Law to Secure the “Efficient Development of Electricity Generation” issued in 2006 (hereinafter the “Efficient Development Law”) are mainly related to the implementation of a bids regime for the purchase of energy and capacity by distributors, changes of the transmission legal regime, changes in the structure of the system operator and a change in the regime for access to the spot market.

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in a competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency shared with a bids regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.
There is one interconnected system, the Sistema Eléctrico Interconectado Nacional, or the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas.
The main interconnected system is prepared to supply energy across an interconnection transmission line (TIE) to Ecuador, but the commercial and operative agreements are still under negotiation.
The Ministerio de Energía y Minas (Ministry of Energy and Mining) or the MINEM, defines the energy policies, regulates environment matters, and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities.
OSINERGMIN is an autonomous public regulatory entity established in 1996 that controls compliance with legal and technical regulations related to electrical and hydrocarbon activities, compliance of the obligations stated in the concession contracts, as well as the preservation of the environment in connection with the development of these activities. OSINERGMIN’s Tariff Regulatory Bureau (Gerencia Adjunta de Regulación Tarifaria) has the authority to publish the regulated tariffs. The Comité de Operación Económica del Sistema (Committee of the Economic Operation of the System) or the COES, coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual busbar tariff calculations. With the enactment of Law 28,832, COES includes as members the generation, transmission and distribution companies, as well as users with a capacity need higher than 1 MW, the threshold for non-regulated customers. Before this law was enacted, only generation and transmission companies were part of it.
In October 1997, technical standards were established in order to compare the quality and conditions of the service provided by electricity companies. In October 1999, companies which did not meet the minimum quality standards were subject to fines and penalties imposed by OSINERGMIN, as well as compensation to customers who had received deficient service.
To manage the congestion in a certain sector of the SEIN, the government has adopted extraordinary measures. Urgency Decree 046-2007 of November 2007, established that until December 31, 2010, if the transmission facilities are saturated, the COES should order the operation of any unit, regardless of the principle of efficiency. Operation costs of such units of generation will not be considered to determine the marginal costs.
Dispatch and Pricing
Customers with a capacity demand of less than 1 MW are considered regulated customers, and the supply of their energy is defined as a public service. Nevertheless, according to the First Complementary Disposition of Law 28,832, regulated customers whose annual demand is within the demand limits to be defined by the Complementary Disposition, will be able to choose to be unregulated customers. Since 1999, capacity payment is determined in relation to a fixed guaranteed component based on the efficiency of each plant and a variable component dependent on the level of dispatch of each plant.
Law 28,832 approved a change in the access to the spot market, which was previously only limited to generation and distribution companies. In addition, large-volume unregulated users with a contracted capacity in excess of 10 MW will have access to the spot market. The terms of such access will be defined in a regulation that is expected to be enacted during 2008.
In December 2006, Urgency Decree 035 established specific legal provisions to solve contingencies caused by the lack of electricity supply contracts. Generators were not billing distributors without supply contracts for their withdrawals because they assumed that the amounts were not being correctly assigned by the COES. This Decree 035 allowed Edegel to collect the debt originated during 2006 for the non-contracted withdrawal of energy. In addition, Edegel was assigned with less energy than was originally allocated by COES at busbar prices. The balance was measured at marginal cost.

As explained before, on January 3, 2008, Law No. 29,179 was enacted to regulate the mechanism to ensure the supply of electricity to the regulated market described in the Efficient Development Law.
Transmission
Transmission lines are divided into principal and secondary systems. The principal system lines are accessible to all generators and allow electricity to be delivered to all customers. The transmission concessionaire receives an annual fixed income and receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are accessible to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.
The Efficient Development Law contains important changes to the transmission framework. The objective of this new regulation is to encourage new investments in transmission. Taking into account the increase in energy demand in Peru and the new investments in generation, new investments in transmission will be necessary to allow the transmission of energy throughout the SEIN.
Distribution Pricing
The Efficient Development Law establishes a bidding regime for the acquisition of energy and capacity by distributors establishing a mechanism to determine prices during the life of a contract. The approval of this mechanism is important to generators, because it establishes a mechanism for determining price for the duration of a contract that is not fixed by the regulator.
Consequently, sales to distribution companies for resale to regulated customers must be made at busbar prices (analogous to node prices in Chile) set by OSINERGMIN or at fixed prices determined by the auctions. Since 2005, the busbar prices for capacity and energy are published annually. Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, except in the case of contracts entered into as a result of a public bid, where the prices that will be transferred to regulated customers will be the price defined in the auction.
The electricity tariff for a customer of the electricity public service (regulated clients) includes charges for capacity and energy for generation and transmission (busbar prices) and for the VAD (value added by distribution), which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.
The first auctions took place in December 2006. As a result, almost all of the demand for 2007 was successfully covered by supply contracts. The demand for 2008, 2009 and 2010 has been partially covered by such bids. Therefore, new bids must be carried out by distribution companies in order to cover the corresponding balance for such years and not be subject to the penalties stated by the new regulations.
Concessions
A concession for electricity generation activity is required when a power plant has an installed capacity in excess of 20 MW.
An authorization for electricity generation activity is required when either a thermoelectric power plant has an installed capacity of 500 kW or a hydroelectric or geothermal power plant has an installed capacity between 500 kW and 20 MW.
A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by the Ministry. Authorizations and concessions are granted by the Ministry for an unlimited period of time, although its termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions and its regulations and amendments.

Cogeneration Regulation
Supreme Decree 037/2006 establishes the basic rules for the use of the energy produced as a result of any industrial activity, i.e., cogeneration plants. They are eligible to be part of the COES and commercialize their energy in the SEIN. Cogeneration is the simultaneous generation of heat and power, in a single thermodynamic process.
Environmental Regulation
The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM). The MINEM dictates the specific environmental legal dispositions for the activities within the electricity industry, and the OSINERGMIN is in charge of supervising their application and implementation. According to the Environmental Law, the National Environment Council is the government agency in charge of (i) designing the general environmental policies to every productive activity and (ii) establishing the main guidelines of the different government agencies on their specific environmental sector regulations.
C. Organizational structure
The following information sets out a brief description of Endesa Chile’s most important subsidiaries for the period covered by this report.
Endesa Costanera (Argentina)
Endesa Costanera is a publicly traded electricity generation company in Buenos Aires, Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including two turbines with an aggregate of 1,465 MW capacity in oil- and gas-fired plants, and a 859 MW capacity natural gas combined-cycle facility. The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992, when Endesa Chile acquired a 24% interest. Endesa Chile subsequently increased its total ownership at different moments, and recently increased its beneficial interest from 64.3% to 69.8% in February 2007.
El Chocón (Argentina)
El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces in southern Argentina (the Comahue Zone). It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW. A 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process. Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession, which expires in 2023. In March 2007, Endesa Chile increased its ownership interest from 44.8% to 65.37%.
Endesa Eco (Chile)
On April 18, 2005, Endesa Chile created a subsidiary called Endesa Eco S.A., whose objectives are to promote and development of renewable energy projects such as mini-hydro, eolic, geo-thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects. Endesa Eco is a wholly-owned subsidiary of Endesa Chile.
Pehuenche (Chile)
Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule River, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant started operations in 1991; the 89 MW Curillinque plant started in 1993; and the 40 MW Loma Alta plant started operating in 1997. Endesa Chile holds 92.7% of the share capital.

Pangue (Chile)
Pangue was incorporated to build and operate the 467 MW installed capacity hydroelectric power station in the Bío-Bío River. The first unit started operations in 1996, while the second unit started operations in 1997. Endesa Chile holds 95% of Pangue’s share capital.
Celta (Chile)
Celta is incorporated in Chile and was formed in 1995 to build and operate the 158 MW coal-fired and the 24 MW gas/fuel thermal plants in the SING. Celta is wholly-owned by Endesa Chile.
San Isidro (Chile)
San Isidro was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Fifth Region. The plant began commercial operations in 1998. A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC. This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest. In April 2007 the expansion of San Isidro (San Isidro II) started operations with 248 MW capacity in open cycle. In January 2008 the combined cycle of San Isidro II was finished with 353 MW. By July 2009 the project is expected to operate at 379 MW using LNG. San Isidro is wholly-owned by Endesa Chile.
Ingendesa (Chile)
Ingendesa is a multi-disciplinary engineering company founded in 1990. Its purpose is to provide engineering services, project management and related services in Chile and abroad. The company offers civil, mechanical and electrical engineering, metallurgy, architecture and environmental services. Ingendesa is wholly-owned by Endesa Chile.
Emgesa (Colombia)
Emgesa has a total installed generating capacity of 2,829 MW. On September 1, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and EMGESA S.A. E.S.P. were merged into Betania, and then Betania changed its name to EMGESA S.A. E.S.P.
On March 2, 2006, Emgesa purchased the assets of Termocartagena (202 MW), through a public tender process. On September 15, 1997, Central Hidroeléctrica Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa through the company Capital de Energía S.A. (“CESA”), with 48.5% of the shares. On January 30, 2006, due to a company restructuring, the company CESA ceased to exist. Empresa de Energía de Bogotá S.A. has a direct participation in Emgesa of 51.5%. Endesa Chile’s indirect ownership in Emgesa is 26.9%.
Edegel (Peru)
Edegel is an electricity generation company, acquired by Endesa Chile in 1995. It currently owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and two thermal plants (Santa Rosa and Ventanilla), with a combined installed capacity of 1,468 MW. In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (151 MW), and a 220 kV transmission line linking both plants to the Peruvian system. In June 2006, Endesa Chile in Peru concluded the merger of Edegel and Empresa de Generación Termoelectrica Ventanilla S.A. (“Etevensa”), a 493 MW thermoelectric generation company. As a result of the merger, Endesa Chile’s beneficial ownership in Edegel decreased from 37.9% to 33.1%. Endesa Chile has a 55.4% economic interest in Edegel through its subsidiary Generandes Peru S.A.

Selected Related Companies
CEMSA (Argentina)
CEMSA is responsible for trading electricity. As of the date of this report, Endesa Chile has an indirect ownership holding in CEMSA of 45%. CEMSA’s other shareholder is Endesa Spain CEMSA is incorporated in Argentina.
Electrogas (Chile)
Electrogas was constituted in 1996. This company offers natural gas transportation services to the Fifth Region in Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. Endesa Chile has a beneficial interest of 42.5% share in this company. The other shareholders are Colbún S.A. and ENAP.
GasAtacama (Chile)
Endesa Chile has a 50% total ownership interest in GasAtacama. As of 2007, Southern Cross Latin America Private Equity Fund III, L.P. had the remaining 50% ownership interest. Subsidiaries of this holding company are Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación, which are involved in electricity generation and natural gas transportation.
Gasoducto Atacama (Chile)
Gasoducto Atacama was constituted in Chile, with the purpose of transporting natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities. The company owns the Chilean side of a natural gas pipeline that can transport up to 8.5 million cubic meters of gas daily from northern Argentina to Mejillones in Chile, which started supplying gas to the SING in July 1999, and also owns an extension of this pipeline from Mejillones to Taltal in Chile, which was added in 2000, allowing Endesa Chile’s 245 MW Taltal thermal power plant to be commissioned the same year, supplying electricity to the SIC.
The company Gasoducto Atacama Compañía Limitada changed its name to Gasoducto Atacama Chile Limitada in 2002, and changed again in 2003 to Gasoducto Atacama Chile S.A. Endesa Chile has a 50% indirect ownership share in Gasoducto Atacama, and accounts for it as an equity investee.
GasAtacama Generación (Chile)
The purpose of this company, incorporated in Chile, is to generate, transmit, purchase, distribute and sell electric energy in the SING. It owns and operates two combined-cycle power plants that together have 780 MW of installed generation capacity.
Endesa Brasil (Brazil)
Jointly with Endesa Internacional, a subsidiary of Endesa Spain, Enersis and Chilectra, which have contributed their respective assets in Brazil, we have formed a holding company called Endesa Brasil, creating one of the largest private electricity entities in the Brazilian market. Endesa Brasil was incorporated in Brazil in 2005 to capitalize on the growing opportunities in the Brazilian market. Endesa Chile held 37.9% of Endesa Brasil at the time of incorporation, through which its subsidiaries Edegel and Compañía Eléctrica Cono Sur contributed their assets in Cachoeira Dourada (92.5%), CIEN (45%), CTM (45%) and TESA (45%). As a consequence of the merger between Edegel and Etevensa, Endesa Chile’s share in Edegel decreased from 37.9% to 33.1%, reducing Endesa Chile’s ownership in Endesa Brasil through Edegel and consequently reducing total beneficial interest of Endesa Chile in Endesa Brasil to 37.7%.
The purpose of this company is to generate, transmit, purchase, distribute and sell electricity energy in Brazil. It owns and operates a 322 MW combined cycle generating plant, Fortaleza, which is located 50 kilometers from the capital of the Brazilian State of Ceará and which began commercial operations in 2003. It also owns a run-of-the-river hydraulic power plant, Cachoeira Dourada, with 665 MW of installed generation capacity, located in the state of Goias, south of Brasilia. In the transmission sector, Endesa Brasil owns two transmission lines which operate in Brazil in the transportation of electricity between Argentina and Brazil through two 1,000 MW interconnection lines.

Additionally, it owns two distribution companies: Ampla and Coelce. Ampla, one of the largest electricity distribution companies in the State of Rio de Janeiro, is principally engaged in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.4 million customers in a concession area of 32,054 square kilometers, where an estimated 8.0 million people live. Coelce is the sole electricity distributor in the State of Ceará in northeastern Brazil and serves over 2.7 million customers within a concession area of 148,825 square kilometers.
The following table sets forth the main subsidiaries and affiliates of Endesa Chile and the percentage of each subsidiary and affiliates owned by Endesa Chile:
Percentage of Economic Interest in each Operational Subsidiary and Related Company per Country
SUBSIDIARIES (as of December 31, 2007)

ENGINEERING
GENERATION					SERVICES	INFRASTRUCTURE
Argentina	Brazil	Chile	Colombia	Peru	Chile	Chile
Endesa Costanera 69.76% El Chocón 65.37%		Pehuenche 92.65% Pangue 94.99% (1) Celta 100% San Isidro 100% Endesa Eco 100%	Emgesa 26.87% (4)	Edegel 33.06% (3)	Ingendesa 100%	Túnel El Melón 100%

Related Companies

CEMSA 45%	Endesa Brasil (2) 37.65%	GasAtacama 50% Electrogas 42.5% Gasoducto Atacama Chile 50% Gasoducto Atacama Argentina 50% Gasoducto Taltal 50% Transquillota 50% HidroAysén 51%

(1)	Endesa Internacional, a subsidiary of Endesa Spain, has a 5.01% shareholding in Pangue.

(2)	The economic interest in Endesa Brasil decreased from 37.85% as of December 2005 to 37.65% at December 2006 as a consequence of the reduction in the indirect share of Endesa Chile in Edegel due to the merger of Edegel and Etevensa.

(3)	In June 2006, Edegel and Empresa de Generacion Termoelectrica Ventanilla S.A. (“Etevensa”), a 493 MW thermoelectric generation company, merged.

(4)	On September 1, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and EMGESA S.A. E.S.P merged into Betania and then Betania changed its name to EMGESA S.A. E.S.P.
We constantly evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. This was the purpose of the recent transaction in Colombia. The goal of the Colombian reorganization was to achieve generation and financial synergies through the merger of Emgesa and Betania, which had 2,239 MW and 541 MW of installed capacity, respectively.

The following table shows, as of December 31, 2007, Endesa Chile’s direct and indirect economic interests in all its companies:

ENDESA CHILE As of DECEMBER 31, 2007

D. Property, Plant and Equipment
Endesa Chile’s main properties in Chile are its 25 electricity generation facilities detailed below, in addition to its 27,793 square meter headquarters in Santiago.
A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa Chile’s operations. Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, Endesa Chile’s management believes that the risk of an event with a material adverse effect is remote. Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period.
Endesa Chile also consolidates revenues from generating companies in Argentina, Colombia and Peru, which involve a total of 25 generation power plants detailed below, which together with the plants in Chile aggregate to a total of 50 power plants. The insurance coverage taken abroad is approved by the management of each company, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.
All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry market in order to obtain what it believes to be the most commercially reasonable coverage and premiums available on the market.
The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2005	2006		2007
				MW(2)
Argentina
Endesa Costanera	Total		2,304	2,319		2,324
	Costanera Steam	Steam Turbine/Natural
	Turbine	Gas+ Fuel Oil	1,131	1,138	(3)	1,138
	Costanera Combined	Combined Cycle/Natural
	Cycle II	Gas+Diesel Oil	851	859	(3)	859
	Central Buenos Aires
	(CBA)
	Combined Cycle I	Combined Cycle/Natural Gas	322	322		327(4)

El Chocón	Total		1,320	1,320		1,320
	Chocón	Reservoir	1,200	1,200		1,200
	Arroyito	Pass Through	120	120		120

Total Capacity in Argentina			3,624	3,639		3,644

Brazil (5)
Cachoeira Dourada	Cachoeira Dourada	Pass Through	—	—		—

Total Capacity in Brazil			—	—

Chile
Endesa Chile	Total		2,754	2,754		3,034
	Total Hydroelectric		2,254	2,254		2,286
	Rapel	Reservoir	377	377		377
	Cipreses	Reservoir	106	106		106
	El Toro	Reservoir	450	450		450
	Los Molles	Pass Through	18	18		18

Country/Company	Power Plant Name	Power Plant Type (1)	2005	2006	2007
				MW(2)
	Sauzal	Pass Through	77	77	77
	Sauzalito	Pass Through	12	12	12
	Isla	Pass Through	68	68	68
	Antuco	Pass Through	320	320	320
	Abanico	Pass Through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass Through	—	—	32	(6)
	Total Thermal		500	500	748
	Huasco	Steam Turbine/Coal	16	16	16
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro (7)	Gas Turbine/ Diesel Oil	47	47	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas/ Diesel Oil (8)	245	245	245
	San Isidro II	Gas Turbine/ Diesel Oil	—	—	248	(9)
Pehuenche	Total		695	695	699
	Pehuenche	Reservoir	566	566	570	(4)
	Curillinque	Pass Through	89	89	89
	Loma Alta	Pass Through	40	40	40
Pangue	Pangue	Reservoir	467	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Celta	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Endesa Eco	Canela	Wind Farm	—	—	18	(10)

Total Capacity in Chile			4,477	4,477	4,779

Colombia
Emgesa	Total		2,116	2,238	2,829	(11)
	Guavio	Reservoir	1,164	1,163	1,213	(12)
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass Through (13)	325	325	325
	Termozipa	Steam Turbine/Coal	235	236	236
	Cartagena (14)	Steam Turbine/ Natural Gas + Diesel Oil	—	142	142
	Minor plants (15)	Pass Through	116	96	96
	Betania (11)	Reservoir			541
Betania (11)	Betania	Reservoir	541	541

Total Capacity in Colombia			2,657	2,779	2,829

Peru
Edegel	Total		969	1,426	1,469
	Huinco	Pass Through	247	247	247
	Matucana	Pass Through	129	129	129
	Callahuanca	Pass Through	75	75	80	(16)
	Moyopampa	Pass Through	65	65	65
	Huampani	Pass Through	30	30	30
	Yanango	Pass Through	43	43	43
	Chimay	Pass Through	151	151	151
	Santa Rosa	Gas Turbine/Diesel Oil	229	229	231	(4)
	Ventanilla (17)	Combined Cycle/Natural Gas	—	457	493	(18)

Total Capacity in Peru			969	1,426	1,469

Total Endesa Chile			11,727	12,320	12,721

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

“Steam” refers to the technology of a thermal power plant that uses either natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate the electricity.

“Gas Turbine” (GT) or “Open Cycle” refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate the electricity.

“Combined Cycle” refers to the technology of a thermal power plant that uses either natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity then recuperates the gas that escapes from that process to generate steam to move another turbine.

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.

(2)	Installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified during 2006 and 2007 by Bureau Veritas. Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks.

(3)	Certified by Bureau Veritas in 2006.

(4)	Certified by Bureau Veritas in 2007.

(5)	Cachoeira Dourada was a subsidiary of Endesa Chile until September 30, 2005, when it became a subsidiary of Endesa Brasil.

(6)	The Palmucho plant began commercial operations on November 28, 2007.

(7)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Codelco since 2001.

(8)	One of two generation units of Tal Tal may use diesel as an alternative to natural gas.

(9)	San Isidro II plant began commercial operations in open cycle on April 23, 2007.

(10)	Canela plant (wind farm) began its commercial operation on December 27, 2007

(11)	During 2007, Emgesa and Betania merged and Emgesa added Betania to its generation assets.

(12)	On February 12, 2007, the five units of the Guavio plant were repowered (240 MW each).

(13)	Operates in series with Paraíso.

(14)	Purchased in 2006. Figure represents capacity value for units 1 and 3. Unit 2 is under overhaul and recovery of capacity.

(15)	Minor plants are registered with a total capacity of 96.1 MW. At December 31, 2007 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junta. On January 1, 2006, the minor plant San Antonio (19.5 MW) was withdrawn from the NIS.

(16)	On February 13, 2007, the Callahuanca plant was repowered.

(17)	During 2006, Edegel and Etevensa merged and Edegel added Ventanilla to its generation assets.

(18)	On October 31, 2007, the regulator notified maximum capacity with additional fire of the Ventanilla plant.
In addition to generation power plants, Endesa Chile owns other assets whose amount is not significant, such as transmission assets in Peru and Túnel El Melón in Chile. These assets altogether represent less than 1% of the value of Endesa Chile’s total consolidated assets.
Environmental Issues
The electricity industry is subject to extensive environmental regulations that require environmental impact studies before future projects can be approved. Endesa Chile’s subsidiaries have always included the environmental regulations of the various jurisdictions in which they operate when planning their investment projects. During 2007, the Company received the environmental approval of the Chilean projects Canela Wind Farm Expansion (8.3 MW), Bocamina II Thermoelectric Power Plant (370 MW) and Diesel Use in Unit 1 of Taltal Thermoelectric Power Plant.
During 2000, Endesa Chile defined, within its environmental strategy, specific goals for generation assets under the international standard ISO 14,001. By December 2007, the Company has received certification of 97% of its installed capacity in South America.

During 2007, Endesa Chile advanced in the achievement of this objective, certifying one power plant installation in Perú (Ventanilla thermoelectric power plant, 492.7 MW), receiving certifications for 88% of total generation assets, representing 44 of its 50 generation facilities, which produced 93% of the Company’s total annual electricity generation in 2007.
For 2008, the Company plans to certify under ISO 14,001 four additional plants located in Chile, which would place us at 94% of total asset generation certification equal to 99% of the Company’s total installed capacity. There is an operating expense associated with these certifications. For additional details, see Note 31 to our audited consolidated financial statements included herein.
Investment Projects Completed during 2007
Chile. Palmucho Hydroelectric Power Plant
This project consists of a pass-through power plant of 32 MW, which benefits from the ecological flow imposed to the Ralco Dam (27 m3/s) and is immediately released under the wall of the dam. It started operations in November 2007.
Chile. San Isidro Power Plant Expansion Project
This project consists of the installation of a CCGT (Combined Cycle Gas Turbine) of 379 MW located next to San Isidro, Valparaíso Region. The Project has three stages of development:
•	Stage 1: Operation of gas turbine as an open cycle using diesel (248 MW). Commercial operations started on April 23, 2007.

•	Stage 2: Operation of gas turbine as a combined cycle using diesel, reaching 353 MW. In December 2007 San Isidro 2 synchronized as combined-cycle. The steam unit began commercial operations in January 2008.

•	Stage 3 (2009, depending on the arrival of LNG): Operation of gas turbine as a combined-cycle using LNG.
Chile. Canela Wind Generation Project
The Canela project, developed by Sociedad Generadora Eólica Canela S.A., is the first wind-turbine generating farm connected to the Chilean SIC. It is located in the Canela Baja district, province of Choapa, Coquimbo Region, and has 11 wind generators, totaling 18 MW. Operation started in November 2007.
Chile. Concón Lo Venecia Oil Pipeline.
This project, developed by Electrogas, involved the installation of an oil pipeline to transport diesel fuel from the Concón Refinery to the electricity power plants of Colbún , San Isidro and Endesa Chile (nearly 1,600 MW) located in Lo Venecia, district of Quillota. It started operation in June 2007.
Projects under Construction
Chile. Ojos de Agua Project
This project consists of the construction of a mini-hydro plant in Chile’s Maule Region, which benefits from water leaks from lake La Invernada to power a turbogenerator of approximately 9 MW. This project is being developed by Endesa Eco.
During 2007, the excavation of the adduction tunnel was completed and the assembly of the electrical-mechanical equipment began. Start-up is planned for the first half of 2008.
Chile. Bocamina Plant Expansion, Second Unit
Located in the district of Coronel, Bío-Bío Region. This project benefits from the existing harbor services, as well as some auxiliary facilities of the present unit, built for coal storing and ashes disposal. This second unit will use pulverized coal and its installed capacity is estimated to be 370 MW.

On June 2007, Endesa Chile issued the notice to proceed for the turnkey supply contract to the Maire-SES-Tecnimont consortium. On September, excavations began for the platform construction and in December the placement of platform piles began in addition to the manufacture of structures for the boiler.
In December, an agreement was signed with Transelec for the construction of the connection line to the SIC, from Bocamina to the Hualpén substation.
Start-up of the project is planned for 2010.
Chile. Conversion to diesel TG Taltal
On June 28, 2007, the board of Endesa Chile approved the conversion to diesel of Taltal power plant unit 1, capable of operating only on natural gas.
During 2007, a turnkey purchase order was delivered to General Electric, and the Enviromental Impact Declaration was approved, starting the civil works.
As of December 31, 2007, all the purchase orders were in place and the aspects in connection with reception and oil feeding were resolved, as well as the civil works for piping installation and improvements in the cooling water system as a consequence of additional heat release requirements.
The modification works were performed during January and February 2008, and the unit started using diesel in March 2008.
Chile. LNG Receiving Terminal at Quintero, Región de Valparaíso
The private company GNL Quintero S.A. owned by British Gas, or BG, (40%), ENAP (20%), Metrogas (20%) and Endesa Chile (20%) was incorporated on March 9, 2007 under the laws of the Republic of Chile. GNL Quintero intends to develop, build, finance, own and operate an LNG regasification facility at Quintero Bay whereby LNG will be unloaded, stored and regasified.
On May 31, 2007, the shareholders of GNL Quintero executed the Final Investment Decision agreement for the project, subscribing all necessary commercial agreements at the same act. These agreements included, among others: shareholders’ agreement for the company; LNG supply agreement with BG as seller; regasified gas agreements with ENAP, Metrogas and Endesa Chile as buyers; and terminal use agreement with GNL Quintero as provider of the service.
Currently, the project is under construction by Chicago Bridge & Iron, acting as EPC contractor. The commercial operation of the facility is guaranteed by the EPC contractor, with a first stage of 6 million m3/d in 2009 and final LNG send out capacity of 9.6 million m3/d (2.5 mtpa) and two 160,000 m3 full containment LNG tanks in 2010.
Argentina. Manuel Belgrano Power Plant Project
Power plant project being developed by Termoeléctrica Manuel Belgrano S.A., related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.
This project consists of the installation of a CCGT (Combined Cycle Gas Turbine) of 823 MW located next to Campana, 80 km from Buenos Aires.
During 2007, the gas turbine foundations and the manufacturing of the main equipment were completed. As of December 31, 2007 the two gas turbines were on the site, as well as their generation units and the transformer.
The start-up date for the first machine was March 2008. Commercial operations for the combined cycle are expected in the first half of 2009.

Argentina. José de San Martín Power Plant Project
This power plant project is developed by Termoeléctrica José de San Martín S.A., related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.
This project consists of the installation of a CCGT of 823 MW located in Timbúes, 35 km north of Rosario.
During 2007, the project progressed with an 11% delay in relation to the initial schedule.
The start-up date for the first gas turbine is expected to be in the first half of 2008. The start-up date for the second gas turbine is expected for the second half of 2008. The commercial starting of the combined cycle is expected for the second half of 2009.
Peru. Santa Rosa Thermal Plant Expansion Project
This project consists of the expansion of the Santa Rosa 227 MW thermal plant in the city of Lima by the construction of a gas turbine in open cycle. The new unit will have a capacity of approximately 188 MW and will use natural gas from Camisea as its fuel. In 2007, the tender process was begun for the EPC construction contract and the environmental impact assessment was submitted for approval. Start-up is planned for December 2009.
Projects under Development
Endesa Chile continuously analyzes different growth opportunities in the countries in which it participates, including the following:
Chile. Quintero Power Plant
The construction of a thermal plant consisting of two gas turbines of approximately 125 MW each, capable of operating with diesel and natural gas. For its connection to the SIC, a 1x220 kV line approximately 40 km long will be built between Quintero and the San Luis de Transquillota substation.
During July 2007 the project’s environmental impact assessment was submitted to the environmental impact evaluation system together with a request for provisional authorization. On September 28, the contract was signed for the supply, assembly, testing and start-up of the plant’s electrical-mechanical equipment with GE Power. Start-up is planned for the first half of 2009.
Chile. Los Cóndores Project
The project is located in the Maule river basin, in Chile’s Seventh Region. The project consists of the construction of a hydroelectric power station of 150 MW that would directly receive the water flows from the Maule Lake, using existing intake and new concrete pipe 4 km long and 9 km long tunnels. On June 5, 2007 the project was submitted to the environmental impact evaluation system, and was approved on April 16, 2008.
Chile. Piruquina Mini Hydro Project
Developed by Endesa Eco, the project is located in the island of Chiloé, 17 km from Castro. The project consists of the construction of a 6 MW to 8 MW run-of-river hydro plant which will take water flow from the Carihueico River. In October 2007, a feasibility study was finalized defining the plant’s technical characteristics. The capacity to be installed is 7.6 MW. In November, the project’s basic engineering and the preparation of environmental studies were begun.
Chile. Neltume-Choshuenco Hydroelectric Project
The Neltume and Choshuenco projects are located in Chile’s 14th Region of Los Ríos, on the upper part of the river Valdivia basin. The Neltume project consists of the construction of a 473 MW hydro plant with regulation in Lake Pirehueico. The Choshuenco project uses the flows of the river Llanquihue at its source, at the junction with the rivers Fui and Neltume, with the possibility of building a run-of-river hydro plant of 128 MW. The connection to the SIC will be by way of a line between the Neltume plant and either the Ciruelos or Loncoche substation. Project studies progressed in 2007 and a feasibility study was completed, in order to define the capacity to be installed at each of the plants.

Chile. Canela 2 Wind Farm Project
Canela 2 wind farm proyect is being developed by Sociedad Generadora Eólica Canela S.A., a subsidiary of Endesa Eco. This project contemplates the expansion of the existing 18 MW wind farm with the installation of additional wind generators on an adjoining site. It is feasible to install up to an additional 60 MW, to be defined during 2008.
Chile. Quintero Quillota Pipeline
Developed by Electrogás, this project involves the installation of a 28.1 km pipeline to transport the natural gas that will be obtained in the LNG Receiving Terminal at Quintero. Electrogás has a government concession to transport natural gas granted by the Chilean State. The approval of the environmental authority has been obtained.
On July 9, 2007, a contract was signed with GNL Quintero S.A. for the firm transport service of 15 million cubic standard daily meters of natural gas for the period from 2009 to 2029. On November 15, 2007 an agreement was signed with the same company for interconnection between the natural gas production and transport installations.
During 2007, the basic engineering was completed, most of the detailed engineering was carried out, easements were granted for 82% of the land where the works will be built, purchase orders were placed for the supply of all the pipeline pipes and the tender processes were begun for the supply of the project’s principal equipment. The pipeline will start operations in the first half of 2009.
Chile. HidroAysén Project
The HidroAysén hydropower project consists of the construction of five hydroelectric power stations, with an aggregate capacity of 2,750 MW, two of them in the Baker River (660 MW and 360 MW) and the other three in the Pascua River (500 MW, 770 MW and 460 MW). Connection to the SIC electric grid consists of a nearly 2,000 km, 500 kV high-voltage direct current transmission line. The project is on schedule, and as of the date of this report, has been primarily focused on field engineering studies and environmental analysis.
Progress with the environmental and social base line (LBAS) for the project as of December 31, 2007 is 100% and that of the LBAS complementary studies is estimated at 42%. The environmental impact assessment is expected to be submitted to the authority in the first half of 2008.
Colombia. Quimbo Hydroelectric Project
The Quimbo hydroelectric plant, located in the department of Huila, will have an installed capacity of 400 MW. The feasibility study and the environmental impact studies began in 2007.
Major Encumbrances
Endesa Costanera’s debt with Mitsubishi Corporation was used to finance the purchase of equipment. As of December 31, 2007, the value of the assets pledged as a guarantee of this debt was Ch$ 75 billion. Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a loan in the amount of Ch$ 27 billion as of December 31, 2006.
Pangue executed the following liens and mortgages: (1) a first mortgage on the water rights and real estate on which the power plant is located; (2) a lien on the electricity lines, machinery and equipment of the power plant; and (3) a prohibition on selling, transfering or encumbering such assets, including the definitive concession to establish the Pangue power plant. The value of the pledged assets was Ch$ 98 billion as of December 31, 2007. These encumbrances and prohibitions guarantee the obligations of Pangue with the project lenders: Export Development Corporation and Kreditanstalt für Wiederaufbau.

Edegel, as the result of the merger with Etevensa, has a debt which Etevensa used to finance the construction of the power plant Ventanilla. As of December 31, 2007, the value of the assets pledged as a guarantee of this debt was Ch$ 121 billion.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating results
General
The following discussion should be read in conjunction with our audited consolidated financial statements, included in Item 18 in this annual report, and “Selected financial data,” included in Item 3 herein. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in some important respects from U.S. GAAP. See Note 32 to our audited consolidated financial statements, included in Item 18 herein.
1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company
Until October 2005, we owned and operated electricity generation companies in Chile, Argentina, Colombia, Peru and also Brazil. Since then, Endesa Chile ceased to consolidate Cachoeira Dourada, the power plant in Brazil, contributing this asset to Endesa Brasil (See “Item 4. Information on the Company — A. History and Development of the Company” for details on Endesa Brasil). Revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile itself and of our subsidiaries and affiliates, which operate in these five countries. For the years ended December 31, 2005, 2006 and 2007, nongeneration revenues, related to engineering consulting services and third-party sales, represented 3%, 5% and 5%, respectively, of total consolidated revenues in each of those three years.
Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities and economic conditions, including growth rate, and exchange rates in each country in which we operate are important in determining our financial results. Also, our reported results of operations and financial position are significantly affected by BT 64, which relates to the consolidation of the results of our companies outside of Chile, as well as other critical accounting policies.
Our portfolio strategy, with operations in different countries within South America, allows the impact of significant changes in one country to be offset by opposing changes in other countries, leading to nonmaterial impacts on consolidated figures. The impact of these factors on us, for the years covered by this report, is discussed below.
a. Hydrological Conditions
In terms of installed capacity, in 2005, 2006 and 2007, approximately 67%, 64% and 63% of Endesa Chile’s total installed capacity, respectively, has been hydroelectric. Consolidated hydroelectric capacity was 7,898 MW as of December 31, 2005, 7,876 MW as of December 31, 2006 and 7,968 MW as of December 31, 2007. Hydro capacity in 2005 considers the deconsolidation of Cachoeira Dourada in October 2005. In 2007, total hydro capacity was increased by 92 MW mainly coming from Emgesa and Endesa Chile. (See “Item 4. Information on the Company — A. History and Development of the Company”). As of December 31, 2007, 63% of our consolidated generation capacity is dependent upon the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.

Hydrological conditions for the period between 2005 and 2007 have not led to material changes in the financial condition and results of operations of Endesa Chile. Hydroelectric generation was 38,068 GWh in 2005, 38,617 GWh in 2006 and 32,688 GWh in 2007. The generation decrease in 2007 is associated with dryer conditions in Chile, Argentina and Colombia. Total operating income was Ch$ 433.0 billion in 2005, Ch$ 541.8 billion in 2006 and Ch$ 570.8 billion in 2007.
In Endesa Chile, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases. The thermal capacity owned by the company and the ability to purchase electricity from other generators, given the regulatory framework of the industry in the countries in which we operate, enables Endesa Chile to increase thermal generation and/or purchase electricity from other industry players in order to maintain the level of physical sales when hydrological conditions lead to a reduction in hydroelectric generation. Additionally, when hydrology is low, given the industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, the market price of electricity generally increases. Low hydrology may therefore lead to greater revenues (depending on the weight of all the effects), and sometimes, greater operating income.
In terms of expenses, operating costs of thermal generation and energy purchases are greater than the Company’s corresponding variable cost of hydroelectric generation. The cost of thermal generation does not directly depend on the level of hydrology. However, the cost of electricity purchases in the spot market does depend on the hydrology.
The impact of low hydrology on operating results depends on the sensitivity or reaction to electricity prices in the market, the severity of the impact of hydrological conditions on the Company’s hydroelectric generation, the Company’s cost of thermal generation and the need for energy purchases. The effect on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results. Thermal generation was 12,054 GWh in 2005, 14,332 GWh in 2006 and 17,796 GWh in 2007. Total fuel expenses reached Ch$ 168.2 billion in 2005, Ch$ 251.5 billion in 2006 and Ch$ 494.9 billion in 2007. Energy purchases reached 6,396 GWh in 2005, 4,730 GWh in 2006 and 5,722 GWh in 2007. The cost of energy purchases was Ch$ 139.2 billion in 2005, Ch$ 130.9 billion in 2006 and Ch$ 127.4 billion in 2007.
b. Regulatory Developments
The regulatory frameworks governing our business in the five countries where Endesa operates have a material effect on our results from operations. In particular, regulators in the countries in which we operate set generation tariffs taking into consideration mainly the costs of fuels, level of reservoirs, exchange rate, future investment in installed capacity and growth in demand, all of which are intended to allow such companies to earn a regulated level of return on their investment, and guarantee quality service and reliability. Accordingly, the earnings of our subsidiaries are determined in significant part by the actions of government regulators, mainly through the tariff fixation process. For additional information relating to the regulatory frameworks in the countries in which we operate, and developments, if applicable, please see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”
c. Economic Conditions
Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results. The most significant economic variables include economic growth, mainly due to its impact on electricity demand, and the local currency exchange rate against the dollar, which affects revenues and expenses, as well as assets and liabilities, depending on the percentage denominated in dollars. As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans. See “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results from operations and financial condition.”

Economic Growth and Electricity Demand
The economies of each of the countries in which we operate continued to improve in 2007, which has positively affected the Company’s operating results as a consequence of an increase in electricity demand. The GDP and electricity growth rate for the years covered by this report are included in the following table:

	2005		2006		2007
		Electricity	GDP	Electricity	GDP	Electricity
	GDP	Demand	Growth	Demand	Growth (1)	Demand
	Growth (%)	Growth (%)	(%)	Growth (%)	(%)	Growth (%)
Chile	6.3	4.0	4.2	6.0	5.2	4.5	(2)
Argentina	8.5	5.8	8.0	5.9	7.5	5.2
Colombia	5.3	3.8	4.8	4.1	6.6	4.0
Brazil	2.3	4.3	3.6	3.9	4.4	4.8
Peru	6.4	5.0	6.0	7.7	7.0	10.7

(1)	Sources: For Chile, Central Bank of Chile. For Argentina, Colombia, Brazil and Peru, World Economic Outlook (October 2007) estimate of the International Monetary Fund, and internal Company physical energy data for 2005-2007.

(2)	Electricity Demand Growth in the Central Interconnected System (SIC).
Local Currency Exchange Rate
The value of the local currency in the countries in which we operate may have a significant impact on our operating results and overall financial position depending on the percentage of dollar-denominated assets, liabilities, revenues and expenses, including depreciation and interest expense. A devaluation or depreciation of local currencies against the dollar affects our operating margins by increasing the value of sales denominated in dollars and the value of operating expenses, such as fuel priced in dollars, and depreciation of assets valued in dollars when expressed in local currency. Interest expense fixed in dollars and the value of dollar-denominated debt on the balance sheet increase as well. Conversely, the appreciation of local currencies against the dollar affects operating margins by reducing revenues denominated in dollars when expressed in local currencies, and reduces the value of operating expenses denominated in dollars. Interest expense of dollar-denominated debt also declines.
As of December 31, 2007, Endesa Chile had total consolidated indebtedness of $ 4,076 million, of which $ 2,570 million, or approximately 63%, was denominated in dollars, and $ 509 million was denominated in Chilean pesos. In addition to the dollar and the peso, as of December 31, 2007, our foreign-currency denominated consolidated indebtedness included the equivalent of $ 747 million in Colombian pesos, and $ 216 million in soles and $ 34 million in Argentine pesos.
The following table includes year-end and average local currency dollar exchanges for the period covered by this report.

	Local Currency U.S. Dollar Exchange Rates
	2005		2006		2007
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	558.06	512.50	529.64	532.39	521.7	496.89
Argentina (peso per dollar)	2.94	3.02	3.08	3.061	3.14	3.149
Colombia (peso per dollar)	2,321.6	2,285.0	2,358.3	2,239.0	2,074	2,014
Brazil (reais per dollar)	2.44	2.34	2.17	2.14	1.94	1.77
Peru (sol per dollar)	3.30	3.42	3.27	3.20	3.13	2.99
For the twelve-month period ended December 31, 2007, our revenues amounted to $ 3,476 million of which approximately 19% were denominated in dollars, and approximately 47% were linked in some way to the dollar. On the other hand, the equivalent of $ 183 million were revenues in pesos, $ 359 million in Colombian pesos, $ 525 million in Argentine pesos and $ 113 million in soles.

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
BT 64-Conversion Effect. BT 64 requires Endesa Chile to convert the financial statements of its non-Chilean subsidiaries from local currency to dollars and to restate these financial statements into Chilean GAAP. A restatement could convert the dollar amounts into pesos. The gain or loss resulting from this balance sheet conversion is referred to as the “conversion effect.” To convert monetary assets and liabilities of its non-Chilean subsidiaries to dollars, Endesa Chile must use the dollar/local currency exchange rate applicable at period-end. In order to convert Endesa Chile’s equity interests in such subsidiaries, as well as such subsidiaries’ nonmonetary assets and liabilities, to dollars, Endesa Chile must use the dollar/local currency exchange rate applicable at the time when such equity interests or nonmonetary assets or liabilities were acquired or incurred.
In addition, BT 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to dollars are then converted from dollars to pesos at the exchange rate applicable at the end of the reporting period. The currency conversion can have different effects on results when consolidating these figures in Chilean GAAP depending on the behavior of the peso in regards to the dollar. For example, an appreciation of the peso over the dollar will result in the reduction of revenues and expenses of foreign subsidiaries when consolidating. This effect can be compensated or aggravated depending on whether the local exchange rate, in the markets where our international subsidiaries operate, devalued or appreciated against the dollar.
BT 64 may exclude from our reported financial position the effect of devaluation on nonmonetary assets of devaluation in the countries in which our subsidiaries and investments are located. The currency conversion from local currencies to dollars can have different effects depending on a foreign subsidiary’s structure of monetary and nonmonetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The reverse is also true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the dollar may result in a gain, whereas an appreciation may result in a loss. The recent fluctuations of the exchange rates between the currencies of the countries where we operate and the dollar, as well as in the exchange rate between the peso and the dollar, have materially affected the comparability of our results of operations during the periods discussed because of this conversion effect.
BT 64-Equity Hedge. BT 64 allows dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries to be hedged by the investing company against and limited to the book value of such equity investments. For purposes of BT 64, all the countries where we have investments — Argentina, Brazil, Colombia and Peru — are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book value of an equity investment is lower than the dollar-denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of dollar-denominated debt that is not hedged are included in determining net income. On the other hand, if the book value of an equity investment is higher than the dollar-denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity referred to as cumulative translation adjustment for GAAP purposes.

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
The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are (i) the effects on goodwill and negative goodwill from the application of fair value purchase accounting, (ii) the effects of accounting for derivatives at fair value, (iii) the effects of adjustments to U.S. GAAP in equity method investments, (iv) the effects of eliminating capitalized exchange rate differences and general and administrative expenses capitalized in fixed assets, (v) the effects of recording a liability related to minimum dividends payable and (vi) the elimination of complementary accounts in deferred taxes as well as the tax impact of other reconciling differences.
The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP
	(in millions of constant Ch$ as of December 31, 2007)
Net income for the year ended December 31:
2005	121,304	109,958
2006	203,567	227,574
2007	192,439	181,442

Shareholders’ equity as of December 31:
2005	1,800,825	1,406,038
2006	1,927,089	1,550,839
2007	1,884,227	1,596,838
Critical Accounting Policies Affecting Operating Results
Financial Reporting Release 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below. In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction and does not allow for management’s judgment in its application. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see note 2 to our consolidated financial statements.
Impairment of Long-lived Assets
In accordance with Chilean GAAP, the Company evaluates the recoverability of the carrying amount of property, plant and equipment and other long-lived assets in relation to its recoverable value (calculated based on the operating performance and future undiscounted cash flows of the underlying business), evaluated on an entity-by-entity basis, in order to determine whether there is an indication of impairment. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on “useful value” (“useful value” is the present value of estimated future cash flows) compared with current carrying amounts. The factors considered in determining the recoverability of long-lived assets depend on the Company’s business plan expectations, including a macroeconomic framework with considerations regarding GDP growth, inflation, interest and exchange rates, estimations of expected growth for energy demand, forecasted installed capacity, hydrology, regulation and tariff frameworks, and variable and fixed costs, among others, all of which have a significant impact on the calculation.

Impairment of our property, plant and equipment, and other long-lived assets could have a materially adverse impact on our operating income in any given period depending on the results of impairment tests. For the years ending December 31, 2007, 2006 and 2005, management determined that the book value of our assets did not exceed their recoverable value. Given that certain key economic factors, weather conditions and worldwide prices for the fuels used in the production of energy are subject to fluctuations, it is probable that forecasted operating conditions could change from one period to another.
Impairment of Goodwill
Under Chilean GAAP, accounting for goodwill requires management to estimate the appropriate amortization period and evaluate the recoverability of the carrying value of goodwill in those cases where there may be an indication of a loss. The maximum goodwill amortization period under Chilean GAAP is 20 years. Factors that are considered in estimating the appropriate amortization period of goodwill include:
•	the foreseeable life of the business, and the expectation of future benefits associated with the business or with unidentifiable assets;

•	expected actions by competitors and potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.
The recoverability analysis for goodwill is carried out systematically at the end of every year, or more frequently if such analysis is deemed necessary.
In the calculation of goodwill recoverability, we have used “useful value.” The preparation of forecasts of future cash flows before taxes is carried out under budgets which are based on a macroeconomic framework with considerations regarding estimations for GDP growth, inflation, interest rates and exchange rates, expected growth for energy demand, forecasted installed capacity, hydrology, regulation and tariff frameworks, variable and fixed costs, among others, all of which have a significant impact on the calculation. Therefore, they include the best available estimations for revenues and costs for the different companies using industry projections, past experience, and future expectations for the next five years, and reasonable growth rates for years thereon.
Based on the results of these estimations for the different cash generating units, management considers that as of December 31, 2007, recorded goodwill will be fully recoverable in the future.
Estimation of Fair Value of Certain Energy Contracts under U.S. GAAP
Certain of our generation commodity contracts that are considered as derivatives are required to be accounted for at fair value under U.S. GAAP. Fair value estimates for these contracts, for which no quoted prices or secondary market exists, are made using valuation techniques such as forward pricing models, present value of estimated future cash flows and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. The internal variables used in the model are historic hydrology, energy demand, fuel and coal prices, and installed capacity, among others. External variables are foreign exchange rate, inflation and the appropriate interest rate for discounting future cash flows.
Changes in assumptions could have a significant impact on our estimate of fair values disclosed. As a result, such fair value amounts are subject to a significant volatility and are highly dependent on the quality of the assumptions used.

As of December 31, 2006 and 2007, the amounts of energy contracts accounted at fair value are:

	Year ended December 31,
	2006	2007
	(in million of Ch$)
Model using internal data (1)	1,299.5	2,081.8
Model using external data only	0	0

(1)	The model using internal data also relies on external data.
Litigation and Contingencies
The Company is currently involved in certain legal and tax proceedings. As discussed in note 26 of our consolidated financial statements, as of December 31, 2007, we have accrued an estimate of the probable costs for the resolution of these claims. We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.
Except for material proceedings described in note 26 of our consolidated financial statements as of December 31, 2007, we are not aware as of the date of this filing of any material legal or tax proceedings.
Pension and Post-Retirement Benefits Liabilities
We have significant pension and post-retirement benefit plan liabilities, which are developed using actuarial valuations. Inherent in these valuations are key assumptions, including, for example, discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and post-retirement benefit liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions. The net pension and post-retirement liability recorded under U.S. GAAP was Ch$ 31.0 billion, Ch$ 32.2 billion and Ch$ 29.8 billion as of December 31, 2005, 2006 and 2007, respectively.
The following table shows the effect of a 1% reduction in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2006	2007
	(increase in millions of Ch$)
Projected benefit obligation	1,920	1,798
The following table shows the effect of a 1% reduction in the discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2006	2007
	(increase in millions of Ch$)
Accumulated postretirement benefit obligation	713	741
Introduction of International Financial Reporting Standards
On August 28, 2007, the SVS issued an official announcement ruling the adoption of International Financial Reporting Standards (IFRS) in Chile, starting on January 1, 2009. The Company will have to adopt IFRS as of this date. According to the convergence plan defined by the Company, it is currently evaluating the impacts that the application of IFRS will have on the financial statements.

SAB 74 Disclosures — Recent Accounting Pronouncements
Fair Value Measurement
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 which standardizes the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and financial liabilities and November 15, 2008 for nonfinancial assets and nonfinancial-liabilities and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 157.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159.
Business Combinations
In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141(R).
Non-controlling Interest in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements.” SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS No. 160, “a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.” The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.
Derivative Instruments and Hedging Activities
In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosure to better explain their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.

2.	Country by Country Comparative Analysis of Operating Results and Details of Non-Operating Figures 2006 vs. 2007
Revenues from operations
During 2007, the year end appreciation of the peso against the dollar was 7.1%, negatively affecting revenues from foreign operations when compared to 2006, while the Sol and the Colombian peso appreciated 6.9% and 11.4%, respectively in 2007. It is important to note this exchange difference when comparing annual figures in pesos. This treatment is in accordance with the accounting rules governing foreign currency results as required in BT 64.

	Year ended December 31,
Revenues from sales	2006	2007
	(as a % of total)
Chile	49.3	56.5
Argentina	17.6	15.3
Colombia	20.5	18.4
Peru	12.6	9.7

Total Consolidated Revenues	100.0	100.0

Other non-core business revenues accounted for 4.8% of total consolidated revenues in both 2007 and 2006. These businesses are engineering consulting services and third-party sales. The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2006 and 2007, and the percentages change from year to year:

	Year ended December 31,
			%
Revenues	2006	2007	Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Chile	708,516	976,559	37.8
Argentina	252,837	264,941	4.8
Colombia	294,088	318,085	8.2
Peru	180,628	167,379	(7.3)

Total Revenues	1,436,068	1,726,964	20.3

	Year ended December 31,
			%
Energy Sales	2006	2007	Change
	(GWh)	(GWh)	(GWh)
Chile	20,923	19,212	(8.2)
Argentina	13,926	12,406	(10.9)
Colombia	15,327	15,613	1.9
Peru	6,767	7,994	18.1

Total	56,943	55,225	(3.0)

Total revenues in Chile in 2007 increased by 37.8% from Ch$ 708.5 billion in 2006 to Ch$ 976.6 billion in 2007, as a result of higher regulated prices and spot prices, on average. Endesa Chile and its Chilean subsidiaries sold 2,430 GWh on the spot market, where the average energy market price was $ 172.5 per MWh. The decline in physical sales was 8.2%, mainly explained by a 51.3% decrease in energy sales to the spot market to 2,430 GWh, partially compensated by a 6.9% increase of energy sales to regulated customers to 11,502 GWh, at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile. The prices for non-regulated customers, during 2007 compared with 2006, showed an increase in value, which positively affected the company’s revenues, reflecting the higher costs of generation of the system. The total average sales price of Endesa Chile in Chile increased by 58.3%, from Ch$ 30.6 per kWh in 2006 to Ch$ 48.5 per kWh in 2007.

Total revenues in Argentina increased by 4.8% in 2007, from Ch$ 252.8 billion in 2006 to Ch$ 264.9 billion in 2007. This improvement was the result of higher average prices during 2007, which offset the 10.9% decrease in physical sales. Physical energy sales from El Chocón amounted to 3,956 GWh, a 23.8% decrease from 2006. The effect of the BT 64 conversion decreased revenues by Ch$ 9.4 billion. Energy volume sold by Endesa Costanera decreased by 3.3% to 8,450 GWh compared to 8,736 GWh in 2006, due to lower generation. There was also an increase in energy prices following the higher reference price of natural gas determined by the local regulator. In Argentina, the sales mix at spot and non-regulated prices was 80.9% and 19.1%, respectively. For additional information of Main Distribution and Trading Customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”
The average sale price for our Argentine subsidiaries, expressed in pesos, increased by 17.6%, from Ch$ 18.2 per kWh in 2006 to Ch$ 21.4 per kWh in 2007. However, when expressed in Argentine local currency, the average energy sale price increased by 37.5% in 2007. The increase in the average sale price is mainly due to an increase in the wholesale market spot price.
Total revenues in Colombia (Emgesa) increased by 8.2%, from Ch$ 294.1 billion in 2006 to Ch$ 318.1 billion in 2007, primarily due to the new reliability charge, which started to apply in 2007 and positively affected revenues by approximately $ 40 million. The sales mix in 2007 at regulated, spot and non-regulated prices was 51.5%, 32.5% and 16.0%, respectively. For additional information of Main Distribution and Trading Customers in Colombia see “Item 4. Information on the Company — B. Business Overview.” Our Colombian subsidiaries’ average price, expressed in pesos, rose by 6.2%, from Ch$ 19.1 per kWh in 2006 to Ch$ 20.3 per kWh in 2007. When expressed in Colombian local currency, the nominal average sales price increase was 13.8% in 2007.
Revenues of our electricity generator in Peru (Edegel) decreased by 7.3%, from Ch$ 180.6 billion in 2006 to Ch$ 167.4 billion in 2007, primarily due to a 21.6% lower average sales price, which offset the 18.1% increase of physical energy sales. The drop in average prices is a consequence of the good hydrology and the reduction of the regulated price due to the indexation to the local exchange rate and to the lower price of natural gas. The sales mix at non-regulated, regulated and spot prices was 53%, 41.7% and 5.3%, respectively. For additional information of Main Distribution and Trading Customers in Peru see “Item 4. Information on the Company — B. Business Overview.” The company’s average sales price, expressed in pesos, declined from Ch$ 26.5 per kWh in 2006 to Ch$ 20.8 per kWh in 2007, as a result of the 15.1% appreciation of the Chilean peso against the dollar in real terms, partially compensated by the 4.6% appreciation of the sol against the dollar. When expressed in Peruvian local currency, the nominal average sales price decreased by 13.1% in 2007.
Operating Expenses
The table below sets forth the breakdown by country of operating expenses for 2006 and 2007 and the percentage change from year to year:

	Year ended December 31,
	2006	2007	% Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Operating Expenses (1)
Chile (2)	374,671	619,364	65.3
Argentina	211,514	235,519	11.3
Colombia	158,854	152,793	(3.8)
Peru	108,263	112,328	3.8
Consolidated Adjustments Foreign Subs	1,341	951	—

Total	851,961	1,119,053	31.4

(1)	Excludes SG&A expenses.

(2)	Includes all subsidiaries and investment vehicles in Chile.

Operating costs in Chile increased by 65.3% in 2007 compared to 2006, given lower hydroelectric generation and higher thermal generation using diesel instead of natural gas, as natural gas restrictions from Argentina continued during 2007. This situation led fuel costs in Chile to increase by Ch$ 223.3 billion during the year. The average variable cost of generation, excluding the cost of energy purchases, rose by 139.4%, from Ch$ 9.4 per kWh in 2006 to Ch$ 22.5 per kWh in 2007, as a result of the 97.9% increase in thermal electric generation. The cost of electricity purchases, including energy and capacity, increased from Ch$ 57.8 billion in 2006 to Ch$ 59.8 billion in 2007, despite a 20.9% decrease in physical energy purchases. The average price of purchases increased from Ch$ 43.9 per kWh in 2006 to Ch$ 57.4 per kWh in 2007.
Operating expenses in Argentina increased by Ch$ 24.0 billion, from Ch$ 211.5 billion in 2006 to Ch$ 235.5 billion in 2007. Hydro and thermoelectric generation decreased by 26.7% and 3.3%, respectively. The cost of fuel increased by Ch$ 24.0 billion in 2007, due to higher prices of fuel in the generation of electricity when compared to the price of fuels in 2006. The average variable generating cost increased from Ch$ 11.4 per kWh in 2006 to Ch$ 14.7 per kWh in 2007. Electricity purchases, including energy and capacity, rose by Ch$ 708 million in 2007, due to an increase in physical energy purchases in the spot market, which led the average purchase price decrease from Ch$ 23.2 per kWh in 2006 to Ch$ 18.1 per kWh in 2007. The combined effect of the appreciation of the peso against the dollar and the depreciation of the Argentine peso against the dollar decreased total operating expenses in 2007 when compared to 2006 by Ch$ 30.3 billion.
Colombia’s operating expenses decreased by 3.8%, from Ch$ 158.9 billion in 2006 to Ch$ 152.8 billion in 2007. The average variable generation cost, excluding the cost of energy purchases, increased from Ch$ 4.1 per kWh in 2006 to Ch$ 9.2 per kWh in 2007. Tolls and energy transportation costs increased by Ch$ 8.7 billion. The 54.2% increase in thermal generation caused fuel costs to increase by Ch$ 2.7 billion. Electricity purchases, including energy and capacity, decreased by Ch$ 13.8 billion in 2007, due to lower energy costs in certain periods of the year and to energy trading operations. Average purchase price dropped from Ch$ 19.5 per kWh in 2006 to Ch$ 11.1 per kWh in 2007. The combination of the appreciation of the peso and the appreciation of the Colombian peso against the dollar in 2007, led to a net increase of Ch$ 6.4 billion.
Operating expenses in Peru increased by 3.8% from Ch$ 108.3 billion in 2006 to Ch$ 112.3 billion in 2007. This was primarily due to an increase of Ch$ 7.5 billion of energy purchases as a consequence of higher physical energy purchases in the spot market due to a capacity constraint in the transmission line in the northern region of the country. This was offset by lower fuel costs of Ch$ 6.4 billion due to lower cost of natural gas, despite the fact that thermal generation increased by 32.7% in 2007. The average variable generating cost, excluding the cost of electricity purchases, was Ch$ 8.2 per kWh in 2006 compared to Ch$ 6.2 per kWh in 2007. The combination of the appreciation of the peso and the appreciation of the sol against the dollar in 2007 led to a net decrease in operating expenses of Ch$ 10.6 billion.
Administrative and Selling Expenses
Administrative and selling expenses relate to compensation, administrative expenses, depreciation and amortization, and office materials and supplies. These expenses decreased by Ch$ 5.2 billion in 2007.
The table below sets forth the breakdown of selling and administrative expenses for 2006 and 2007 and the percentage change from year to year:

	Year ended December 31,
	2006	2007	% Change
	(in millions of constant Ch$ as of
	December 31, 2007 except percentages)
Administrative and Selling Expenses
Chile	21,251	19,556	(8.0)
Argentina	3,516	3,729	6.1
Colombia	4,925	5,021	1.9
Peru	12,719	8,898	(30.0)
Consolidated Adjustment Foreign Subs	111	123	—

Total Selling and Administrative Expense	42,300	37,081	(12.3)

The decrease in Selling and Administrative expenses of 12.3% mainly comes from Peru and Chile. In Peru, the 30% decrease is due to lower compensation to employees and taxes that as of December 2006 were included in Selling and Administrative Expenses, but in December 2007 were accounted to Generation Costs and the increase in financial advisory fees accounted in 2006 for the Etevensa merger with Edegel. In Chile, the 8.0% lower Selling and Administrative Expenses is explained by a decrease in general expenses and lower compensation to employees.
Operating Margin and Operating Income
Our operating margin, which is operating income as a percentage of revenues, decreased from 37.7% in 2006 to 33.1% in 2007. This decrease is due to lower operating margins reported in Chile, Argentina and Peru, partially offset by the higher operating margin in Colombia. The following is our operating margin by country:

	Year ended December 31,
	2006	2007
	(percentage based on figures in
	Chilean GAAP in millions of Ch$ as
	of December 31, 2007)
Operating Margin
Chile	44.1%	34.6%
Argentina	15.5%	9.7%
Colombia	44.3%	50.4%
Peru	33.0%	27.6%

Total Operating Margin	37.7%	33.1%

Endesa Chile’s consolidated operating income reached Ch$ 570.8 billion in 2007 compared to Ch$ 541.8 billion in 2006. The following table breaks down operating income by country for the years ended December 31, 2006 and 2007:

	Year ended December 31,
			%
	2006	2007	Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Operating Income
Chile	312,594	337,639	8.0
Argentina	37,807	25,693	(32.0)
Colombia	130,308	160,271	23.0
Peru	59,645	46,153	(22.6)
Consolidated Adjustment Foreign Subs	1,452	1,074	—

Total Operating Income	541,806	570,830	5.4

In Chile, operating income was Ch$ 337.6 billion for 2007, an 8.0% increase over 2006, mainly the result of higher energy sale prices. Physical energy sales by 8.2% over the same period, explained by 23.1% reduced hydroelectric generation and a 98% increase in thermal production, as the hydrology in 2007 was dryer than normal. The natural gas restrictions from Argentina forced our thermal facilities to burn diesel, boosting fuel costs up by Ch$ 223.6 billion which in turn made total operating costs increase by 65.3% in 2007. This situation explains the decrease of the operating margin to 34.6% in 2007 compared to 44.1% in 2006.

The low hydrology near El Chocón’s facilities, the lack of natural gas and high fuel prices for Endesa Costanera led 2007’s operating income in Argentina to decrease to Ch$ 25.7 billion, compared to Ch$ 37.8 billion in the previous year, a fall of 32%. These effects also explain the drop in Argentina’s operating margin from 15.5% in 2006 to 9.7% in 2007. On the other hand, sales increased by 4.8% as a result of higher average sale prices. The operating income of Endesa Costanera declined from Ch$ 5.3 billion to Ch$ 0.4 billion, reflecting an increase in the consumption and cost of fuels and higher maintenance costs, which exceeded the 12.1% increase in its energy sales. Operating income of El Chocón dropped from Ch$ 32.6 billion in 2006 to Ch$ 25.3 billion in 2007, with a 15.9% drop in sales volume due to reduced hydrology.
Operating income in Colombia was Ch$ 160.3 billion in 2007, Ch$ 30.0 billion more than that for 2006. This improvement is mainly explained by higher revenues due to the new reliability charge and lower costs of energy purchases; both elements explain the increase in Emgesa’s operating margin from 44.3% in 2006 to 50.4% in 2007.
The Peruvian subsidiary of Endesa Chile, Edegel, accounted for operating income of Ch$ 46.2 billion in 2007, a decrease of 22.6% from 2006, basically due to a 21.6% fall in average energy sale prices as a result of better hydrology and a reduction in the regulated price due to the indexation of the exchange rate and the lower cost of fuels in Peru. The latter, plus the higher variable cost of energy purchases, made Edegel’s operating margin drop from 33.0% in 2006 to 27.6% in 2007.
Non-operating Results
The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2006	2007	% Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Non-operating income:
Interest income	15,914	23,275	46.3
Equity income of non-consolidated affiliates	45,613	46,947	2.9
Other non-operating income	32,185	17,916	(44.3)
Non-operating expenses:
Interest expense	184,641	177,529	(3.9)
Equity losses of non-consolidated affiliates	134	57,400	42,585.1
Goodwill amortization	1,013	910	(10.1)
Other non-operating expenses	46,792	85,251	82.2
Monetary correction:
Price level restatement	1,598	8,854	454.2
Foreign Exchange translation	3,875	16,612	328.7

Non-operating results	(133,395)	(207,485)	55.5

Non-operating results for 2007 amounted to a loss of Ch$ 207.5 billion, compared to a loss of Ch$ 133.4 billion in 2006, adversely affecting the Company’s net income for the year. The most important factors leading to this higher loss include:
The net result of investments in related companies declined by Ch$ 55.9 billion in 2007 compared to 2006, a charge largely explained by the Ch$ 48.9 billion provision due to the investment impairment as a consequence of the lack of gas supply from Argentina and the Ch$ 10.2 billion operating loss of Inversiones GasAtacama Holding Limitada. This was partially offset by an improved result of Ch$ 4.0 billion by the affiliate, Endesa Brasil S.A.

Other non-operating income and expenses resulted in a lower net result of Ch$ 52.7 billion in 2007, basically due to: Ch$ 23.9 billion of reduced income from the conversion adjustment, under BT 64, with respect to our foreign subsidiaries, principally Colombia and Peru; Ch$ 10.8 billion of increased tax payment over the equity of the Colombian subsidiaries, partially offset by Ch$ 7.4 billion in reduced indemnities and commissions received; and Ch$ 11.8 billion of lower reversals of provisions for contingencies and litigation in previous years and a higher provision for contingencies in Chile. The negative result of the conversion adjustment in accordance with BT 64 for our Colombian subsidiaries is mainly due to the 10% appreciation of the Colombian peso against the dollar, which adversely affected Colombian liabilities in local currency translated into dollars, and then to Chilean pesos for consolidation purposes under Chilean GAAP. This accounting adjustment has no effect on the Company’s cash flow.
Price-level restatements and exchange differences showed a net positive change of Ch$ 22.1 billion in 2007 compared to 2006, from a gain of Ch$ 5.5 billion in 2006 to Ch$ 27.5 billion in 2007. This is mainly explained by exchange rate fluctuations. During 2007, the Chilean peso appreciated 7.1% against the dollar, compared to a depreciation of 3.9% in 2006.
Consolidated interest expense declined by Ch$ 7.1 billion in 2007, from Ch$ 184.6 billion in 2006 to Ch$ 177.5 billion in 2007, a decrease of 3.9%, deriving from higher capitalized interest expenses, a lower average interest rate and a reduced exchange rate. On the other hand, higher average cash balances, mainly in Colombia, and higher interest rates in Chile and Argentina, increased interest income by Ch$ 7.4 billion in 2007, from Ch$ 15.9 billion in 2006 to Ch$ 23.3 billion in 2007.
Net Income
The following table sets forth our net income for the periods indicated:

	Year ended December 31,
			%
	2006	2007	Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Operating income	541,806	570,830	5.4
Non-operating expense	(133,395)	(207,485)	55.5
Income before taxes, minority interest and negative goodwill amortization	408,411	363,345	(11.0)
Current income taxes	(106,771)	(80,005)	(25.1)
Deferred income taxes	(33,769)	(33,408)	(1.1)
Total income taxes	(140,540)	(113,413)	(19.3)
Minority interest	(70,788)	(61,874)	(12.6)
Amortization of negative goodwill	6,484	4,382	(32.4)

Net income	203,567	192,439	(5.5)

Income Taxes. Income taxes decreased by Ch$ 27.1 billion in 2007 compared to 2006. Consolidated accumulated income tax amounted to Ch$ 113.4 billion in 2007, comprising a charge for income tax of Ch$ 80.0 billion and Ch$ 33.4 billion of deferred taxes. Accumulated income tax was Ch$ 26.8 billion lower than in 2006, related to a reduced taxable income, mainly in Endesa Chile and Emgesa in Colombia. The Company’s effective tax rate (the ratio of total income taxes to income before taxes) declined from 34% in 2006 to 27.5% in 2007, due to the decrease of our income that is taxed at the Chilean rate, which is lower than the tax rate in other countries.
Minority Interest. Minority interest expenses decreased Ch$ 8.9 billion in 2007, primarily due to lower net income of our subsidiaries in Peru, Argentina and Colombia.

3.	Country by Country Comparative Analysis of Operating Results and Details of Non-operating Figures 2006 vs. 2005
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

	Year ended December 31,
Revenues	2005	2006	% Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Chile	600,943	708,516	17.9
Argentina	171,933	252,837	47.1
Colombia	283,741	294,088	3.6
Brazil (1)	45,831	—	—
Peru	129,024	180,627	40.0

Total Revenues	1,231,472	1,436,068	16.6

(1)	Tables include figures for Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company— A. History and Development of the Company” for details.

	Year ended December 31,
Energy Sales	2005	2006	% Change
	(GWh)	(GWh)	(GWh)
Chile	20,731	20,923	0.9
Argentina	12,579	13,926	10.7
Colombia	15,077	15,327	3.6
Brazil (1)	2,897	—	—
Peru	4,600	6,767	47.1

Total	55,884	56,943	1.9

(1)	Tables include figures for Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company— A. History and Development of the Company” for details.
Total revenues in Chile in 2006 increased by 17.9%, from Ch$ 600.9 billion in 2005 to Ch$ 708.5 billion in 2006, as a result of a 6.4% increase in energy production, driven by greater hydroelectric generation and an improved price scenario during the year. Endesa Chile and its Chilean subsidiaries sold 4,991 GWh on the spot market, where the energy average market price was $ 44.8 per MWh according to CDEC-SIC. Physical sales of energy to regulated customers rose by 1.7% to 10,756 GWh, at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile. The non-regulated customer prices showed, during 2006 as compared to 2005, an increase in value, which positively affected the company’s revenues, reflecting the higher costs of generation of the system. The total average sales price of Endesa Chile in Chile increased 12.7%, from Ch$ 25.3 per kWh in 2005 to Ch$ 28.5 per kWh in 2006.

Total revenues in Argentina increased by 47.1% in 2006, from Ch$ 171.9 billion in 2005 to Ch$ 252.8 billion. This improvement was the result of better hydrology that permitted an increase in hydroelectric production of 1,110 GWh over the previous year. The physical energy sales of El Chocón amounted to 5,191 GWh, a 26.2 % increase over 2005. The energy volumes sold by Endesa Costanera increased by 3.2 % to 8,736 GWh compared to 8,466 GWh in 2005, due to the higher demand for electricity and its ability to generate with liquid fuels, considering the current scarcity of natural gas in Argentina. There was also an increase in energy prices following the recognition of higher natural gas prices. The sales mix at regulated, non-regulated and spot price was 0%, 15.2% and 84.8%, respectively. The company’s average sales price in Argentina, expressed in pesos in accordance with BT 64, increased by 32.8%, from Ch$ 12.7 per kWh in 2005 to Ch$ 16.9 per kWh in 2006. However, when expressed in Argentine local currency, the average sales price increased 37.3% in 2006. The increase in the average sales price is mainly due to an increase in the wholesale market spot price.
Total revenues in Colombia increased by 3.6%, from Ch$ 283.7 billion in 2005 to Ch$ 294.1 billion in 2006. Emgesa’s sales increased by Ch$ 13.7 billion in 2006 compared to 2005, primarily due to an increase in hydro production of 6.1% due to good hydrology. The sales mix at regulated, non-regulated and spot prices was 43.5%, 19.7% and 36.8%, respectively. Emgesa’s average sales price increased by 6.3%. This better result was partially offset by a decline of Ch$ 3.46 billion in Betania’s sales, due to a fall in the company’s average sales price of 17.6% as a result of better hydrology, partially offset by the 11.6% increase in physical sales. Endesa Chile’s average price in total sales in Colombia rose by 1.9%, from Ch$ 17.5 per kWh in 2005 to Ch$ 17.8 per kWh in 2006, expressed in pesos, in accordance with BT 64. When expressed in local currency, the nominal average sales price increase was 2.5% in 2006.
Revenues of our electricity generator in Peru, Edegel, increased by 40.0%, from Ch$ 129.0 billion to Ch$ 180.6 billion, primarily due to a 47.1% increase in physical energy sales of 2,166 GWh, explained by the incorporation of Ventanilla thermal plant figures as of January 2006, despite the average sales price decrease of 4.2% as a consequence of the reduction in the local price of natural gas recognized by the country’s pricing system. The sales mix at regulated, non-regulated and spot prices are 40.2%, 50.6% and 9.1%, respectively. The company’s average sales price declined from Ch$ 25.8 per kWh in 2005 to Ch$ 24.7 per kWh in 2006, expressed in pesos according to the convention of BT 64. When expressed in local currency, the nominal average sales price decrease was 10.0% in 2006.
Operating Expenses
The table below sets forth the breakdown by country of operating expenses for 2005 and 2006 and the percentage change from year to year:

	Year ended December 31,
	2005	2006	% Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Operating Expenses (1)
Chile	373,151	374,671	0.4
Argentina	154,892	210,172	35.7
Colombia	145,873	158,854	8.9
Brazil (2)	21,512	—	—
Peru	60,755	108,263	78.2

Total	756,183	851,961	12.7

(1)	Excludes SG&A expenses

(2)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
Operating costs in Chile increased by 0.4% in 2006 compared to 2005. The greater thermal generation in the last quarter of 2006, caused by sharp cuts in natural gas supplies from Argentina, led the cost of fuels and other fixed costs to increase by Ch$ 13.4 billion despite the good hydrology during the year. This, however, was offset by Ch$ 13.9 billion of lower energy and power purchase costs. The average variable cost of generation, excluding the cost of electricity purchases, declined by 2.1%, from Ch$ 9.0 per kWh to Ch$ 8.8 per kWh in 2006, as a result of the 8.8% increase in hydroelectric generation. The cost of electricity purchases, both of energy and capacity, decreased from Ch$ 71.7 billion in 2005 to Ch$ 57.8 billion in 2006, due to the 41.9% fall in physical energy purchases as a result of improved hydrology, while the average price of purchases increased from Ch$ 29.4 per kWh in 2005 to Ch$ 40.9 per kWh in 2006.

Operating expenses in Argentina increased by Ch$ 55.3 billion, from Ch$ 154.9 billion in 2005 to Ch$ 210.2 billion in 2006. Thermal and hydroelectric generation increased by 3.7% and 28.3%, respectively. The cost of fuel increased by Ch$ 48.7 billion, due to use of more expensive fuels in the generation of electricity when compared to the price of fuels in 2005. The greater generation using liquid fuels was the result of the shortage of natural gas in Argentina. The average variable generating cost, excluding the cost of electricity purchases, increased from Ch$ 7.9 per kWh in 2005 to Ch$ 10.6 per kWh in 2006. Electricity purchases of both energy and capacity rose by Ch$ 960 million in 2006, due to an increase in the average purchase price, which rose from Ch$ 15.1 per kWh in 2005 to Ch$ 21.6 per kWh in 2006, while the volume of purchases decreased. Asset depreciation increased 3.5%. The depreciation of the peso against the dollar increased total operating expenses in 2006 when compared to 2005 by Ch$ 2.77 billion. The average Argentine peso-dollar exchange rate remained stable in 2006, not significantly impacting operating expenses.
Operating expenses in Colombia increased by 8.9%, from Ch$ 145.9 billion in 2005 to Ch$ 158.9 billion in 2006. The average variable generation cost, excluding the cost of electricity purchases, rose from Ch$ 3.3 per kWh in 2005 to Ch$ 3.9 per kWh in 2006. Tolls and energy transportation costs increased by Ch$ 6.6 billion. The 46.1% increase in thermal generation caused fuel costs to increase by Ch$ 1.6 billion. Electricity purchases, both of energy and power, increased slightly by Ch$ 198 million in 2006, because of the higher average purchase price, which moved from Ch$ 15.7 per kWh in 2005 to Ch$ 18.1 per kWh in 2006, despite physical purchases of energy falling by 13.2%. Asset depreciation increased 2.1%. The depreciation of the peso in terms of the dollar increased total operating expenses by Ch$ 2.7 billion in 2006 when compared to 2005.
Operating expenses in Peru increased by 78.2%, from Ch$ 60.8 billion in 2005 to Ch$ 108.3 billion in 2006. This was primarily due to an increase of Ch$ 26.9 billion in fuel costs through the operation in open cycle of the Ventanilla thermal plant, which was added to Edegel assets in June 2006. The average variable generating cost, excluding the cost of electricity purchases, was Ch$ 5.9 per GWh in 2005 compared to Ch$ 7.6 per GWh in 2006. Electricity purchases, both of energy and capacity, increased by Ch$ 4.9 billion in 2006, due to the rise in the average price of purchases from Ch$ 22.7 per GWh in 2005 to Ch$ 37.3 per GWh. Asset depreciation increased by 55.5%, mainly because the incorporation of Etevensa into Edegel’s assets, and other fixed costs increased Ch$ 5.5 billion. The depreciation of the peso in relation to the dollar increased total operating expenses by Ch$ 1.1 billion in 2006 when compared to 2005, while the 6.3% appreciation of the sol against the dollar in 2006 increased expenses.
Administrative and Selling Expenses
Administrative and selling expenses remained stable in Ch$ 42.3 billion in 2006.
The table below sets forth the breakdown of selling and administrative expenses for 2005 and 2006 and the percentage change from year to year:

	Year ended December 31,
	2005	2006	% Change
	(in millions of constant Ch$ as of
	December 31, 2007 except percentages)
Administrative and Selling Expenses
Chile	20,534	21,251	3.5
Argentina	2,882	3,405	18.2
Colombia	5,681	4,925	(13.3)
Brazil (1)	3,957	—	—
Peru	9,248	12,719	37.5

Total Selling and Administrative Expense	42,302	42,301	0.0

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile transferred its investments in this company to Endesa Brasil. See “Item 4. Information on the Company— A. History and Development of the Company” for details.

The increase in selling and administrative expenses of 37.5% in Peru was due to the incorporation of Etevensa into Edegel. This was offset by lower selling and administrative expenses of 13.3% in Colombia and the deconsolidation of Cachoeira Dourada, as Endesa Chile contributed its investments in this company to Endesa Brasil in 2005. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
Operating Margin and Operating Income
Our operating margin, which is operating income as a percentage of revenues, increased from 35.2% in 2005 to 37.7% in 2006. This increase is due to higher operating margins in Argentina and Chile, offset in part by a lower operating margin in Colombia and by the deconsolidation of Cachoeira Dourada in Brazil, as its operating margin was greater than the consolidated figure in 2005. The following is our operating margin by country:

	Year ended December 31,
	2005	2006
	(percentage based on figures in Chilean
	GAAP in millions of Ch$ as of
Operating Margin	December 31, 2007)
Chile	34.5%	44.1%
Argentina	8.2%	15.5%
Colombia	46.6%	44.3%
Brazil (1)	44.4%	—
Peru	45.7%	33.0%

Total Operating Margin	35.2%	37.7%

(1)	Tables include figures of Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
Endesa Chile’s consolidated operating income, the result of subtracting total operating expenses, including selling and administrative expenses (SG&A), from operating revenues, reached Ch$ 541.8 billion for 2006 compared to Ch$ 433.0 billion for 2005. The following table breaks down operating income by country for the years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006	% Change
	(in millions of constant Ch$ as of
Operating Income	December 31, 2007, except percentages)
Chile	207,257	312,593	50.8
Argentina	14,160	39,259	177.3
Colombia	132,188	130,308	(1.4)
Brazil (1)	20,363	—	—
Peru	59,021	59,646	1.1

Total Operating Income	432,988	541,806	25.1

(1)	Tables include figures for Cachoeira Dourada from January 1 to September 30, 2005, when Endesa Chile contributed its investments in this company to Endesa Brasil. See “Item 4. Information on the Company—A. History and Development of the Company” for details.
The favorable hydrological conditions in Chile, particularly during the period June to September 2006, a good snow melting process and greater customer demand allowed sales to increase. Lower variable cost due to less thermal generation and lower purchases from other generators, and stable costs of depreciation led to a reduction in the total cost of operations. This lower cost of generation, along with the increase in the average sales price, explains the increase of operating income from Chilean operations by 50.8% and operating margin from 34.5% in 2005 to 44.1% in 2006.

Argentina’s operating income benefited from higher energy sales during 2006 from Endesa Costanera and El Chocón in view of higher demand. Endesa Costanera experienced higher average prices, while El Chocón enjoyed better hydrological conditions during 2006. This positive effect exceeded the increase in operating costs, which essentially were driven by higher prices of fuel from Endesa Costanera. With this, operating income in Argentina increased by Ch$ 25.1 billion, while operating margin increased from 8.2% in 2005 to 15.5% in 2006.
In Colombia, operating income declined slightly by 1.4%, mainly due to a decrease of Ch$ 5.3 billion in Betania’s power plant operating income as a result of its lower average sale price and higher cost of energy purchases, despite the 11.6% increase of physical sales. Additionally, Emgesa registered higher operating costs in tolls and energy transportation. Emgesa’s operating margin remained fairly flat in 2006 compared to 2005, while Betania’s operating margin dropped from 43% in 2005 to 33% in 2006, mainly due to the reasons mentioned previously. The latter is what primarily led to a decline in Colombia’s overall operating income and operating margin.
Edegel, in Peru, produced an operating income of Ch$ 59.6 billion during 2006, which compares favorably with the Ch$ 59.0 billion reached in 2005, an increase of 1.1%. Nevertheless, operating margin dropped to 33% in 2006 from 46% in 2005, primarily due to a reduction in the company’s average sale price of electricity and an increase in the variable cost of purchases and of electricity generation. The latter was strongly impacted by the consolidation of fuel costs arising from the Ventanilla thermal plant.
Non-operating Results
The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2005	2006	% Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Non-operating income:
Interest earned	17,053	15,915	(6.7)
Equity income of non-consolidated affiliates	23,438	45,613	94.6
Other non-operating income	36,493	32,186	(11.8)
Non-operating expenses:
Interest expense	196,058	184,641	(5.8)
Equity losses of non-consolidated affiliates	8,559	134	(98.4)
Goodwill amortization	1,498	1,013	(32.4)
Other non-operating expenses	58,760	46,792	(20.4)
Monetary correction:
Price level restatement	1,446	1,597	10.5
Foreign Exchange translation	16,340	3,875	(76.3)

Non-operating results	(170,104)	(133,395)	21.6

Non-operating results amounted to a loss of Ch$ 133.4 billion in 2006 compared to a loss of Ch$ 170.1 billion in 2005, a Ch$ 36.7 billion reduction in losses. The most important factors leading to this reduction include:
Consolidated interest expense decreased by Ch$ 11.4 billion, from Ch$ 196.1 billion in 2005 to Ch$ 184.6 billion in 2006, or 5.8%, primarily due to reduced financial debt, average exchange rate appreciation and the higher capitalization of financial expenses related to investment projects. The deconsolidation of Cachoeira Dourada, partially offset by increases in average cash balances, was the primary factor behind the reduction in consolidated interest income of Ch$ 1.1 billion, from Ch$ 17.1 billion to Ch$ 15.9 billion in 2006.
The net result of investments in related companies increased by Ch$ 30.6 billion in 2006, primarily due to Ch$ 26.0 billion of higher results for Endesa Brasil and the accrued negative result of Ch$ 8.5 billion for our affiliate company CIEN in 2005, offset in part by a Ch$ 3.8 billion reduction in the result for our affiliate company GasAtacama in 2006 as compared to 2005.

Other net non-operating income and expenses produced a better result of Ch$ 7.6 billion, primarily due to Ch$ 16.9 billion of lower provisions for contingencies, litigations and other provisions; Ch$ 6.6 million of indemnities and compensations, essentially from the Chilean public works ministry related to El Melón, offset by Ch$ 13.9 billion of reduced result from the conversion adjustment in accordance with BT 64 arising from our foreign subsidiaries, principally Betania and Edegel; Ch$ 6.6 billion due to the effect of the deconsolidation of Cachoeira Dourada; and Ch$ 1.8 billion of reduced recoveries of costs and customer debts.
Net non-operating income and expense were offset by a net negative change of Ch$ 12.4 billion in 2006 compared to the previous year in price-level restatements and exchange differences, due mainly to the effect of 3.7% depreciation of the peso against the dollar during 2006, against a 8.8% appreciation during 2005.
Net Income
The following table sets forth our net income for the periods indicated:

	Year ended December 31,
			%
	2005	2006	Change
	(in millions of constant Ch$ as of
	December 31, 2007, except percentages)
Operating income	432,987	541,806	25.1
Non-operating income	(170,104)	(133,395)	21.6
Income before taxes, minority interest and negative goodwill amortization	262,883	408,411	55.4
Current income taxes	(65,947)	(106,771)	61.9
Deferred income taxes	(34,886)	(33,770)	(3.2)
Total income taxes	(100,832)	(140,540)	39.4
Minority interest	(57,534)	(70,788)	23.0
Amortization of negative goodwill	16,789	6,484	(61.4)
Extraordinary items	0	0	n.a.

Net income	121,304	203,566	67.8

Income Taxes. Current income taxes and deferred income taxes increased by Ch$ 39.7 billion during 2006 as compared to 2005. Consolidated income tax amounted to Ch$ 140.5 billion, consisting of a charge of Ch$ 106.8 billion for income tax, an increase of Ch$ 40.8 billion over 2005 related to the improved taxable results, primarily from Endesa Chile and its Chilean subsidiaries, and Ch$ 33.8 billion in deferred taxes which fell by Ch$ 1.1 billion compared to 2005. The Company’s effective tax rate (the ratio of total income taxes to income before taxes) was 38% in 2005 and 34% in 2006 due to the increase in the portion of our income that is taxed at the Chilean rate, which is lower than the tax rate in the other countries.
Minority Interest. Minority interest expenses increased Ch$ 13.3 billion in 2006, primarily due to higher net income of our subsidiaries in Colombia and Argentina, partially offset by lower net income in Peru.
B. Liquidity and capital resources.
The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile, as they are regularly described to the holders of Endesa Chile’s debt and included in the calculation of financial covenants ratios. This discussion is relevant to holders of Endesa Chile debt because it presents the financial effects, which vary regarding the accounting effects as a consequence of time lag between certain cash flows and actual accounting effects. For information on cash flows from the accounting rather than financial perspective, please see “Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007” in Item 18.
Endesa Chile receives cash inflows from its own operational assets and from its subsidiaries, as well as from related companies in Chile and abroad.

Cash flows generated by Endesa Chile and subsidiaries in which Endesa Chile has 100% economic participation (that is, San Isidro, Conosur and Endesa Chile Internacional, which was absorbed by Conosur in 2007) are included in the analysis as inflows and outflows from operating activities. Inflows and outflows of all other subsidiaries (Pehuenche, Pangue, Celta, Endesa Eco, Canela, Ingendesa, Enigesa, Túnel El Melón, Endesa Costanera, El Chocón, Emgesa and Edegel) and related companies (Electrogas, Gas Atacama, Hidroaysén, GNL Quintero, GNL Chile and Endesa Brasil) are included in the analysis primarily as dividends and capital reductions, and also as interest income and intercompany debt amortization.

	2006	2007
	(figures in $ million)
INITIAL CASH (A)	23.4	103.1

SOURCES (B) + (C)	1,622.2	1,928.0

Cash Inflows from Chile (B)	1,238.4	1,765.4
Cash Inflows from Operations	960.2	1,384.5
Interest Income from Chilean Subs	2.1	6.3
Dividend from Chilean Subs	143.5	220.7
Amortization of Intercompany Loans from Chilean Subs	92.9	25.9
Other Income from non-operating Activities	39.7	23.7
Net New Financing	0.0	104.4

Cash Inflows from Foreign subsidiaries (C)	383.8	162.6
Interest Income from foreign Subs	44.8	0.6
Dividends from Foreign Subs. and Foreign Related Companies	43.7	143.9
Capital Reductions	0.0	4.8
Amortization of Intercompany Loans from Foreign Subs	293.3	10.4
Management Fee and Others	2.0	2.9

USES (D) + (E)	1,542.4	1,923.8

Cash Outflows from Operations (D)	786.9	1,533.8
Cash Outflows from Operations (1)	723.6	1,404.9
Taxes	63.3	128.9
Cash Outflows from non-operating Activities (E)	755.5	390.0
Intercompany Loans	0.0	4.1
Interest Expenses and Derivative Contracts	204.5	182.7
Dividend Payment	131.3	202.8
Net Financial Debt Amortization	411.4	0.0
Others	8.4	0.4

FINAL CASH (A)+(B)+(C)-(D)-(E)	103.1	107.3

(1)	Includes cash flows from investment and operations.
For the twelve-month period ended December 31, 2007, Endesa Chile’s principal sources of funds were:
•	$ 1,384.5 million cash inflows from the operating revenues, before taxes and interest expense, of Endesa Chile and its wholly-owned subsidiaries;

•	$ 252.9 million from interest income, dividends and amortization of intercompany loans from its other Chilean subsidiaries;

•	$ 23.7 million from non-operating activities, mainly from the sale of shares of Emgesa S.A to Empresa Eléctrica de Bogotá (as agreed to in the Emgesa S.A. — Betania S.A. merger agreement) for $ 16.7 million;

•	$ 104.4 million from net financing operations, which mainly included four borrowings of Endesa Chile’s Revolving Credit Facilities for an aggregate amount of $ 116 million; and

•	$ 162.6 million from foreign subsidiaries and foreign-related companies, mainly Endesa Brasil S.A. (approx. $ 74 million), Emgesa S.A. (approx. $ 50 million) and Edegel S.A. (approx. $ 19 million).

The aggregate inflows of cash from these sources amounted to $ 1,928 million.
For the same twelve-month period ended December 31, 2007, Endesa Chile’s principal cash outflows totaled an amount of $ 1,923.8 million, through the following:
•	$ 1,404.9 million in investments, including capital expenditure and operating expenses of Endesa Chile and its wholly-owned subsidiaries;

•	$ 128.9 million in taxes paid by Endesa Chile and its 100% wholly-owned subsidiaries;

•	$ 182.7 million in interest expense (net of derivative contracts). In 2007, derivative instruments resulted in additional interest expenses of $ 0.3 million;

•	$ 202.8 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s wholly-owned subsidiaries to third parties; and
As of December 2007, Endesa Chile including its wholly-owned subsidiaries, had final cash of $ 107.3 million.
For the twelve-month period ended December 31, 2006, Endesa Chile’s principal sources of funds were:
•	$ 960.2 million cash inflows from operating revenues, before taxes and interest expenses, of Endesa Chile and its wholly-owned subsidiaries;

•	$ 244.4 million from interest income, dividends and amortization of intercompany loans from its other Chilean subsidiaries;

•	$ 39.7 million from non-operating activities, including $ 19.4 million from the sales of water rights to Hidroaysén, $ 19.1 million from intercompany debt amortization from related companies and interest income from related companies and third parties, and dividends of $ 1.2 million from Chilean-related companies;

•	$ 44.8 million on interest income from intercompany debt with its Colombian and Argentine subsidiaries;

•	$ 43.7 million from dividends from foreign subsidiaries and foreign-related companies, which included $ 24.7 million from Brazil (related company) and $ 19.0 million from Peru; and

•	$ 293.3 million from intercompany debt amortization by Colombian and Argentine subsidiaries.
The aggregate inflows of cash from these sources amounted to $ 1,622.2 million.
For the same twelve-month period ended December 31, 2006, Endesa Chile’s principal cash outflows totaled an amount of $ 1,542.4 million, through the following:
•	$ 723.6 million in operating expenses of Endesa Chile and its wholly-owned subsidiaries, including investments and capital expenditure;

•	$ 63.3 million in net sale taxes paid by Endesa Chile and its wholly-owned subsidiaries;

•	$ 204.5 million in interest expenses (net of derivative contracts). In 2006, derivative instruments resulted in additional interest expense of $ 3.1 million;

•	$ 131.3 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s wholly-owned subsidiaries to third parties; and

•	$ 411.4 million of net financial debt amortization (discounting new debt used for refinancing purposes) which included a $ 150 million Yankee Bond issued by Endesa Chile Internacional that matured in April 2006 and a domestic bond issuance of $ 200 million that matured in August 2006. These maturities were covered with the operating cash flows of Endesa Chile and its wholly-owned subsidiaries, cash flow from its foreign subsidiaries and other available liquidity sources.

As of December 2006, Endesa Chile, including its wholly-owned subsidiaries, had final cash of $ 103.1 million.
For a description of liquidity risks resulting from the inability of Endesa Chile’s subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations in Every Country in Which We Operate —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.”
Endesa Chile coordinates the overall financing strategy of its subsidiaries. Its operating subsidiaries independently develop capital expenditure plans, and the strategy in the case of operating foreign subsidiaries is to independently finance capital expansion programs through internally generated funds or direct financings. In the case of Chilean subsidiaries, they are financed from Endesa Chile through intercompany loans. All generation acquisition financing is coordinated from Endesa Chile. For information regarding Endesa Chile’s commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures.”
On July 3, 2007, Standard & Poor’s upgraded its credit rating for Endesa Chile from BBB- to BBB, with stable outlook. Also in the same month, the rating agencies Feller Rate and Fitch improved the domestic ratings of Endesa Chile from A+ to AA- with stable outlook. The Stable Outlook reflects the improvement of Endesa Chile’s financial risk profile mainly due to the very good performance of its Chilean operations. It also indicates that Endesa Chile will be able to serve its debt maturities in a context of poor hydrology and increasing natural gas shortages in the Chilean Central Interconnected System (SIC). This would primarily result from the high node prices in the SIC and the company’s conservative commercial policy.
Endesa Chile has accessed the international equity capital markets, registering one ADS program with the SEC in August 3, 1994. It has also frequently issued bonds in the international capital markets, or Yankee Bonds. Endesa Chile and Endesa Chile Internacional (absorbed by Conosur in 2007) issued Yankee Bonds between 1996 and 2003, of which $ 2.05 billion are currently outstanding.
The following table lists the Yankee Bonds of Endesa Chile and consolidated subsidiaries outstanding as of the date of this annual report. The weighted average annual interest rate for Yankee Bonds issued by Endesa Chile and its consolidated subsidiaries, of which an aggregate principal amount of $ 2.1 billion is currently outstanding, is 8.10%.

			Aggregate
			Principal Amount
Issuer	Maturity	Coupon	Issued
		(as a percentage)	(in $ millions)
Endesa Chile	July 15, 2008	7.750	400
Endesa Chile	April 1, 2009	8.500	400
Endesa Chile	August 1, 2013	8.350	400
Endesa Chile	August 1, 2015	8.625	200
Endesa Chile	February 1, 2027	7.875	230
Endesa Chile (1)	February 1, 2037	7.325	220
Endesa Chile	February 1, 2097	8.125	200

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa Chile on February 1, 2009.

The Endesa Chile Yankee Bonds contain covenants that place restrictions on the extent to which Endesa Chile and certain of its subsidiaries may (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.
On August 2001, Endesa Chile issued local bonds for UF 7,500,000 ($ 180 million of that moment) in two series (Series E for UF 6,000,000 and Series F for UF 1,500,000) with maturities of 5 and 21 years and both Series at nominal rates of UF + 6.2%. On August 2006, Endesa Chile successfully met the maturity of the Series E. On October 24, 2003, Endesa Chile successfully placed local bonds for UF 8,000,000 ($ 214 million of that moment) in two equal series (Series G and Series H) with maturities of 7 and 25 years at nominal rates of UF + 5.65% and UF + 6.74% respectively (UF is an inflation-indexed monetary unit ). The use of these proceeds was to prepay part of the $ 743 million credit facility dated May 15, 2003. On April 15, 2007, Endesa Chile exercised its call option for the whole of the Series G bonds (UF 4,000,000 or $ 139 million of that moment) and hence voluntarily rescued the whole issuance at par value. In order to finance this operation, Endesa Chile successfully placed local bond Series K for UF 4,000,000 with maturity of 20 years at an issuance rate of 3.78%.
Endesa Chile and its subsidiaries in the five countries in which it operates also have access to the local capital markets, where they have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. For detailed information about local bonds issued by Endesa Chile, see Note 15 to the Audited Consolidated Financial Statements.
Endesa Chile is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans.
Between February 2004 and December 2006, Endesa Chile, acting through its Cayman Islands Branch, entered into three senior unsecured syndicated revolving credit facilities with various banks, for an aggregate amount of $ 650 million, with maturity dates between 2009 and 2011. All of these facilities are subject to a mandatory prepayment clause, inter alia, at the option of each lender in the event that there is a “Change of Control,” as defined contractually. In no case could a Change of Control be triggered if Endesa Spain remains in the chain of control over Endesa Chile. In the event that Endesa Spain is no longer in the chain of control, the mandatory prepayment clause could be invoked by a lender subject to additional requirements. Under the 2004 facility, the new controlling entity would have to have a credit rating inferior to that of Endesa Spain subsequent to the launching of a transaction that would end in an effective Change of Control. In that facility, either the S&P or Moody’s rating for the new controlling entity would have to be inferior to that of Endesa Spain. In the 2006 facilities, however, the new controlling entity could have a rating inferior to that of Endesa Spain before the initial announcement of the transaction, and no Change of Control Mandatory Prepayment could be triggered unless all of S&P, Moody’s and Fitch were to rate the new controlling company by more than one notch, including with respect to outlook, below Endesa Spain’s ratings at such time. In all cases described in this paragraph, a Mandatory Prepayment for Change of Control could only be triggered if lenders representing more than 50% of the corresponding facility so request. The December 2006 credit facility does not contain a condition precedent requirement that there should not have occurred any “material adverse effect” (as defined contractually) prior to a disbursement, allowing the Company the flexibility to draw on such revolving facility under any circumstances.
The undrawn amount of Endesa Chile’s three credit agreements amounts to $ 434 million as of December 31, 2007.
All of Endesa Chile’s credit facilities are subject to various financial covenants. Endesa Chile’s Yankee Bonds, on the other hand, are not subject to financial covenants.
As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions. The three revolving credit facilities described above, as well as all of Endesa Chile’s Yankee Bonds have cross default provisions with different definitions, criteria, levels of materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default. Yankee Bonds are the most restrictive in that any matured default of either Endesa Chile or any subsidiary could potentially give rise to a cross default to Endesa Chile’s Yankee Bonds if the matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.

In the case of a matured default above the materiality threshold, Yankee Bonds’ holders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. In the most benign case for Endesa Chile under two of the credit facilities, for instance, only matured defaults exceeding $ 50 million qualify for a potential cross default. The cross default provision for bank loan indebtedness for Endesa Chile in their Chilean-risk debt refers only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to the most important subsidiaries.  There is a complex mathematical determination to determine the list of Relevant Subsidiaries, which vary somewhat from year to year.  As of the filing of this annual report the Endesa Chile Relevant Subsidiaries are Celta, Conosur, Pangue and Pehuenche.
Certain other customary events of default include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross-acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders there under or otherwise pursuant to its terms, after expiration of grace periods where applicable, and after formal notices have been granted.
At the time of this report, our Argentine subsidiary, Endesa Costanera, has not paid the installments due in December 2007 and March 2008 for its supplier credit with Mitsubishi Corporation (“MC”) dating back to 1996. However, in the second quarter of 2008, Endesa Costanera and MC signed agreements for both the December 2007 and March 2008 installments, with payments now rescheduled between 20013 and 2014.
Finally, most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.
Payment of dividends and distributions by Endesa Chile’s subsidiaries and related companies represent a significant source of funds for Endesa Chile. The payment of dividends and distributions by such subsidiaries and related companies are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon their earnings and cash flows. Endesa Chile has been advised by legal counsel in the various geographical locations where its subsidiaries and related companies operate that there are currently no other legal restrictions on the payment to Endesa Chile of dividends or distributions from the jurisdictions where such subsidiaries or related companies are incorporated, other than customary restrictions limiting dividends to the amount of net income and retained earnings. Certain credit facilities and investment agreements of Endesa Chile’s subsidiaries restrict the payment of dividends or distributions under certain circumstances. There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future. For a description of liquidity risks resulting from our holding company status, please see “Item 3. Key Information — D. Risk Factors–Risks Relating to Our Operations in Every Country in Which We Operate — We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations” in this annual report.
Management expects that cash flow generated by operations, cash balances, available lines of credit (including lines of credit from suppliers) and planned borrowings will be sufficient to meet working capital, debt service and capital expenditure requirements for the foreseeable future.
Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2007 included:
•	Edegel issued a total of nine series of local currency bonds in 2007 for a total amount of $ 70 million, with maturities ranging from four to 15 years.

•	Emgesa issued local currency bonds in February for CPs 170,000 million ($ 77 million), for a ten-year term, in order to refinance the bridge loan used to finance the maturity of local bonds during 2006.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity during 2006 included:
•	Edegel: credit agreement with West LB in July for $ 20 million for a 3-year term. In October, it placed two domestic bond issues on the Peruvian market for 25 million soles each ($ 16 million) for a 7-year term, and also refinanced a note for 50 million soles for a 2-year term. In December, Edegel signed a loan for $ 24 million for 3 years to refinance short-term loans.

•	El Chocón: bank loan for $ 100 million for a 5-year term. The proceeds were used to prepay bonds maturing in 2007.

•	Betania: local currency bond for CPs 100,000 million ($ 44 million) for a 7-year term, and in June signed a structured loan for CPs 305 billion ($ 123 million) to mature in April 2012.

•	Emgesa: local currency bonds for $ 17 million on a ten-year term basis. Additionally, the company closed three 180-day facilities with local banks in CPs for $ 62 million. To finance such facilities and other financial needs, Emgesa issued a local currency bond for CPs 170,000 million ($ 76 million) on a 10-year term basis.
C. Research and developments, patents and licenses, etc.
The Technology and Technical Support Division (Gerencia de Tecnología y Soporte Técnico) was created in 2007 to replace the previous Technology, Innovation and Technical Support Department (Subgerencia de Tecnología, Innovación y Soporte Técnico). With this new structure, the areas and scope of actions in key matters are defined, including energy efficiency, technological research, innovation in business processes and the technological modernization of our assets. These initiatives include:
Energy efficiency: an energy efficiency policy was created that sets the scope of future actions, including specific programs such as:
•	Modernization of hydraulic turbines, consisting of the recovery and increase of capacity, obtaining more energy from the same generating flow due to the efficiency of the present runner designs.

•	Introduction of a system of on-line optimization and energy production accounting for application in coal-fired and combined-cycle plants.

•	Technical audits of energy efficiency in our installations, both administrative offices and our plants.
Technological research: a cooperation agreement with the Pontificia Universidad Católica de Chile enables us to identify opportunities in the NCRE (nonconventional renewal energies) areas and intelligent systems for promoting research and innovation in the electricity sector, particularly activities in:
•	Investigation and application of wave-generated power. The objective is to study the present energy potential of the coast in southern Chile and define the most suitable technology for the characteristics and conditions found.

•	Applications of intelligent systems oriented to the development of research work in the areas of analytical processing, artificial intelligence and information tools that have characteristics that make them very useful for application in the electricity generation area.
Innovation in business processes: the development of a project has been completed for changing the form of operating of present procedures for the selection of investments, operations and the maintenance of the assets of the generating park in Latin America. The development has begun on an application permitting the follow-up and control of LTSA (long-term supply agreements) contracts of the region’s thermal generating park. The CMD (Monitoring and Diagnosis Center) continues with the incorporation of plant data and information for its processing, in which we emphasize the implementation of various analytical tools which are already in their testing phase prior to their utilization.

Technological modernization: in order to improve the reliability of the generating park and meet current technical standards, a complete modernization plan has been developed that covers items from a change in regulating equipment to the centralized operation of the hydraulic park in Chile through the national exploitation center.
D. Trend information
There is a tendency toward greater competition in some countries in the region in which we operate, combined with a liberalization of regulated markets, including the introduction of trading companies that will market energy to final clients. This should give us access to a broader customer base, allowing us to compete for higher margin clients. The tendency toward the interconnection of electricity systems, including systems that cross international borders, is reversing due to difficulties in the electricity supply from Argentina to Brazil, and the gas supply from Argentina to Chile, for instance. This has led to the use of local sources of energy, or internationally traded fuels that eliminate the dependency of a single supplier.
There is sustained growth in demand, combined with delays in the start-up of new capacity, in addition to the important increase in the cost of fossil fuels. This results in a generalized increase in production costs and marginal costs in almost all the countries. This situation is most serious in Chile, Argentina and Brazil, but is more attenuated in Peru and Colombia.
This sustained increase in the value of electricity generation represents an opportunity for predominantly hydroelectric generators due to the revaluation of this type of energy. This trend also offers important opportunities for growth and expansion in generating capacity.
Regarding supplies of energy to the term market, an upward trend is also noted in prices, as well as the need to design contractual tariffs and schemes with customers having the necessary flexibility for handling price volatility.
The gap between supply and demand for gas is widening due to the stagnation in gas production in Argentina, and the lack of gas extraction infrastructure in Bolivia, for export to Brazil and Argentina, which has led Chile, Argentina and Brazil to look at the possibility of LNG projects for meeting their needs. Chile and Brazil have on-going LNG projects.
Altogether, we believe the situation offers important opportunities for improving generating margins and presents the challenge of relationships with customers subject to higher prices and regulators whose essential concern is the safety and adequacy of supplies.
E. Off-balance sheet arrangements
Endesa Chile is not a party to any off-balance sheet transactions.
F. Tabular disclosures of contractual obligations
The table below sets forth the Company’s cash payment obligations as of December 31, 2007:
Payment obligations due by period (in billions of Ch$)
Endesa Chile on a consolidated basis (4)

		Jan.	Jan.	Jan.	Jan.
		2008-	2009-	2010 –	2011 –	After
		Dec.	Dec.	Dec.	Dec.	Dec.
As of December 31, 2007	TOTAL	2008	2009	2010	2011	2011
Bank Debt	419	89	49	71	99	111
Local Bonds	570	17	100	15	116	322
Yankee Bonds (1)	927	199	308	—	—	421
Other debt (2)	105	20	20	17	18	29
Interest Expenses	1,149	145	114	96	88	706
Pension and postretirement obligations (3)	40	3	3	3	3	28
Contractual operational obligations	1,744	156	138	138	138	1,173
Financial Leases	84	11	9	10	9	45

Total	5,782	687	788	397	518	3,393

(1)	Net of Mark-to-Market (negative Ch$ 4 billion) of Cross Currency Swaps associated to Yankee Bonds mature in 2008.

(2)	Includes Endesa Chile capital lease obligations for a total of Ch$ 22 billion and the Mutual Financing Agreement with Peruana de Energía S.A. (Perené) of Ch$ 4 billion and includes Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 72 billion.

(3)	All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.

(4)	All figures are in Ch$ of each year.

G. Safe Harbor
The information contained in the Items 5.E and 5.F contains statements that may constitute forward looking statements. See “Forward-Looking Statements” in the “Introduction” of this report, for safe harbor provisions.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
We are managed by our Board of Directors, which consists of nine members who are elected for a three-year term at a General Stockholders’ Meeting. If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting, at which time the entire Board of Directors will be elected. There were two members who left the Board in 2007. The entire Board was elected at the last stockholders’ meeting that took place on April 1, 2008. Executive officers of Endesa Chile are appointed by the Board of Directors and hold office at the discretion of the Board. Set forth below are the members of our Board of Directors and Executive Officers as of December 31, 2007.

		Current
		Position	Expiration of
Name	Position	Held Since	Current Term

Directors

Mario Valcarce D. (2)	Chairman	2006	2008
Carlos Torres V.	Vice Chairman	2002	2008
Rafael Español N.	Director	2007	2008
José Fernández O. (3)	Director	2005	2008
Leonidas Vial E.	Director	1995	2008
Raimundo Valenzuela L. (1)(2)	Director	2007	2008
José María Calvo-Sotelo I.	Director	2007	2008
Jaime Estévez V. (1)(2)(3)	Director	2006	2008
Enrique García A. (3)	Director	2003	2008

(1)	Independent member

(2)	Member of the Directors’ Committee.

(3)	Member of the Audit Committee.

		Current Position
Name	Position	Held Since

Executive Officers

Rafael Mateo A.	Chief Executive Officer	2005
Juan Benabarre B.	Production & Transmission Officer	2005
Rafael Errázuriz R.	Energy Planning Officer	2001
Renato Fernández B.	External Affairs Officer	2003
Manuel Irarrázaval A.	Chief Financial Officer	2006
Claudio Iglesis G.	Generation Chile Officer	1999
Carlos Martín V.	General Counsel	1996
Juan Carlos Mundaca A.	Human Resources Officer	2000
Julio Valbuena S.	Planning & Control Officer	2002
José Venegas M.	Trading & Marketing Officer	2001

Directors
Mario Valcarce D., Chairman of the Board of Directors and Member of the Director’s Committee. Mr. Valcarce D. became a Director and the Chairman of the Board on October 26, 2006. For the period between June 2007 and June 2011, Mr. Valcarce was appointed director of Sociedad de Fomento Fabril (Sofofa). From August 2003 to October 26, 2006, Mr. Valcarce served as CEO of Enersis. He joined Chilectra in 1980. Mr. Valcarce was the CFO of Endesa Chile from 1995 to September 2002, and the CFO of Enersis from October 2002 to July 2003. He is a member of the Risk Classification Committee of the Chilean Pension Funds System. Mr. Valcarce holds a degree in commercial engineering from the Universidad Católica de Valparaíso.
José Fernández O., Director and Member of the Audit Committee. Mr. Fernández became a Director in July 2005. From 1996 to April 2005, he was a consultant of Endesa Spain and Chairman of the Board of Aldeasa. Currently, he is also a member of the Board of Directors of TYP (Grupo Pascual). Mr. Fernández holds a Bachelor’s degree in Entrepreneurial and Economic Science from the Universidad Complutense de Madrid and a doctoral degree in Mining Engineering from the Universidad Politécnica de Madrid. He has been a professor of the Universidad Complutense de Madrid in Commerce and International Financing and a professor of the Universidad Politécnica de Madrid in the doctoral program in Energy Economy.
Leonidas Vial E., Director of the Board. Mr. Vial became a Director in April 1995. Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a director of Empresas Santa Carolina S.A., Cía. Industrial El Volcán S.A, Chairman of Cías. Cic S.A., director of Embotelladora Arica, none of which are related to the Endesa Group.
Carlos Torres V., Director of the Board. Mr. Torres became a Director in March 2003. He was the Corporate Director of Strategy of Endesa Spain and a member of its Executive Committee until October 2007. During 2004 and 2005 he also served as member of the Board of Directors of Auna Operadores de Telecomunicaciones S.A.. Prior to joining Endesa Spain in 2002, Mr. Torres was a partner at the consulting firm McKinsey & Company, where he served clients with a primary focus in the energy industry. Mr. Torres holds both a degree in electrical engineering and an M.B.A. from the Massachussets Institute of Technology (MIT), and also a law degree from the Universidad Nacional de Educación a Distancia.
Jaime Estévez V., Director and Member of the Director’s Committee and Audit Committee. Mr. Estévez became a Director in March 2006. Since March 27, 2007, Mr Estévez has been a Director of Banco de Chile. Mr. Estévez was Minister of Public Works and Minister of Transport and Telecommunications in 2005. He was Chairman of the Board of BancoEstado, a state-owned bank, between 2000 and 2004 and Director of AFP Provida and AFP Protección, two Chilean private pension funds. He was a Congressman and President of the lower Chamber of Congress from 1990 to 1998. Mr. Estévez holds a Bachelor’s degree in economics from the Universidad de Chile and was awarded the ICU prize for the best student of his class.
Enrique García A., Director and Member of the Audit Committee. Mr. García became a Director in September 2003. From January 1999 to September 2003, he served on the Boards of Directors of Distrilec Inversora and Edesur, both subsidiaries of Enersis. Mr. García was the Chief Executive Officer of Enersis from May 1999 to July 2003 and he has also served as Technical Director of Endesa Spain between 1992 and 1997 and Distribution Director from 1997 to 1999. Mr. García holds a degree in civil engineering from the Escuela Técnica Superior de ICCP of Madrid.
José María Calvo-Sotelo Ibáñez-Martín, Director of the Board. Mr. Calvo-Sotelo became a Director in July 2007. He joined Endesa Spain in 1997 as head of Planning and Finance of the Diversification and Telecommunications businesses. In 2001, he was appointed General Manager of Endesa Telecomunicaciones S.A. responsible for Endesa Spain’s investments in telecommunication companies in Spain and Chile. He was director of the Spanish and Chilean mobile operators Amena and Smartcom. Mr. Calvo-Sotelo has also been Director of Chilectra . He is currently Assistant General Manager of Corporate Control and Development of Endesa Internacional, S.A, which covers Endesa Spain’s Latin American businesses, and he is also Director of Endesa Brasil. Mr. Calvo-Sotelo holds a degree in Physical Sciences, and a specialization in Fundamental Physics, from Universidad Complutense de Madrid, and an MBA from the Harvard Business School.

Raimundo Valenzuela L., Director and Member of the Director’s Committee. Mr. Valenzuela became a Director in April 2007. Mr. Valenzuela worked in the Superintendency of Securities and Insurance for four years. He has occupied top management positions in different companies in Chile, such as Cristalerías de Chile and Viña Santa Rita. Mr. Valenzuela has been director of other companies’ Boards of Directors unrelated to the Endesa Group, including Parque Arauco, Forestal Argentina and Compass Chile. Mr. Valenzuela holds a degree in Commercial Engineering from Pontificia Universidad Católica de Chile, where he has been Professor of Finance, and holds an MBA degree from the Wharton School, University of Pennsylvania.
Rafael Español N., Director of the Board. Mr. Español became a Director in August 2007. He began his career in Endesa Spain as advisor in 1996, and one year later he became advisor to Endesa Internacional. Mr. Español was Director of Endesa Spain and Enersis. He was Chairman of Aiscondel and Monsando Ibérica and advisor of Aragonesas. Currently, Mr. Español is Director of Endesa Internacional. He is also Chairman and General Director of Grupo SEDA, and Chairman of Productores Fibras Químicas de España, of Centro de Supercomputación de Cataluña, and of Fundaciones Catalanas para la Innovación y para el Deporte. Mr. Español holds a law degree from Universidad de Barcelona.
A new Board of Directors was appointed at the General Shareholders meeting held on April 1, 2008. The newly appointed directors are: Mr. Borja Prado Eulate, Mr. Fernando d’ Ornellas Silva, Mr. Pío Cabanillas Alonso, Mr. Juan Gallardo Cruces and Mr. Francesco Buresti. Additionally, the following directors were reelected: Mr. Mario Valcarce, Mr. Raimundo Valenzuela, Mr. Jaime Estévez and Mr. Leonidas Vial.
Executive Officers
Rafael Mateo A. became Chief Executive Officer in September 2005, after serving as Production & Transmission Officer since August 1999.  Prior to that, from January 1997 to July 1999, he was the Production Deputy Director of Endesa Spain. He was also Chairman of the European Thermal Production Group of Unipede in Brussels.  He joined the Endesa Group in 1982, where he held the positions of Power Station Manager and Thermal Production Director. He holds a degree in industrial engineering from Universidad de Zaragoza and two MBA degrees, one from the Instituto de Estudios Superiores de la Empresa, “IESE”, and the other from INSEAD.
Juan Benabarre B. joined Endesa on October 1995. Mr. Benabarre became Production & Transmission Officer in October 2005.  Mr. Benabarre has held several positions in Endesa Chile and its subsidiaries since 1979. For a five-year period ending in 2005, he was Ingendesa’s CEO. Mr. Benabarre is also a member of the boards of several companies of the Endesa Group. Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile, and has graduate studies in geothermal energy from the University of Auckland, New Zealand, as well as an M.B.A. from the Universidad Adolfo Ibáñez.
Rafael Errázuriz R. was the Energy Planning Officer from June 2001 until January 2008. Mr. Errázuriz was the Chief Executive Officer of Emgesa, a Colombian subsidiary, from April 1999 to June 2001. He joined Endesa Chile in 1997 and holds a degree in civil engineering from the Universidad de Santiago.
Renato Fernández B. has been the External Affairs Officer since August 2003, when he joined Endesa Chile. Prior to that, he was the External Affairs Director of Smartcom PCS from December 2000 to July 2003.  From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva.  He holds a degree in Journalism from the Universidad Gabriela Mistral.

Manuel Irarrázaval A. has been Chief Financial Officer since November 2006. Except for a 17-month period in which he was the CFO of Viña Santa Rita, a winery, Mr. Irarrázaval has been connected to Endesa Chile affiliates since he joined Enersis in 1995. He served as Development Manager of Endesa Internacional in Madrid, Development Manager of Endesa North America (New York City), and as Deputy Finance Manager of Endesa Chile between 2002 and February 2005. Mr. Irarrázaval is a civil industrial engineer from the Pontificia Universidad Católica de Chile, with specialization in environmental engineering, and has a Master’s Degree in engineering from the Pontificia Universidad Católica de Chile and an MBA from the Darden Graduate School of Business of the University of Virginia in the United States.
Claudio Iglesis G. has been the Generation Director since July 1999. He joined Endesa Chile in 1982. He has been Chief Executive Officer of Emgesa and Betania, both Colombian subsidiaries of Endesa Chile, and Central Buenos Aires, currently part of Endesa Chile’s subsidiary Endesa Costanera in Argentina. Mr. Iglesis was director of Cammesa and Chairman of the AGEERA in Argentina.  He holds a degree in electric civil engineering from the Universidad de Chile.
Carlos Martín V. became the General Counsel in May 1996. He had served as the General Counsel of Enersis prior to that, when he joined in 1989. He holds a law degree from the Universidad Católica de Valparaíso and a doctor in law degree from the Universidad de Navarra, Spain.
Juan Carlos Mundaca A. has been the Human Resources Officer since June 2000. Prior to that, from January 1998 to May 2000, he was Human Resources Officer of Chilectra. Mr. Mundaca has also served as Customer Service Officer and Branch Officer of Chilectra, which he joined in 1974. He holds a degree in commercial engineering from the Universidad de Santiago.
Julio Valbuena S. has been the Planning and Control Officer of Endesa Chile since July 2002. Mr. Valbuena was the Planning and Control Officer of Endesa Energía (Spain) from 1998 to June 2002. He holds an Executive M.B.A. from the Instituto de Estudios Superiores de la Empresa (Madrid) and a degree in civil engineering from the Escuela Técnica Superior de Ingenieros de Caminos, Canales y Puertos of the Universidad Politécnica de Madrid.
José Venegas M. became the Trading & Marketing Officer in June 2001. Mr. Venegas joined the Company in 1992. He has also served as Planning and Energy Officer from June 2000 to April 2001, Commercial Officer from September 1997 to May 2000 and Director of the CDEC-SIC Economic Load Dispatch Center in 1997. Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an MBA from Universidad Adolfo Ibáñez.
At the beginning of 2008 Rafael Errázuriz left his position. The new Energy Planning Officer is Mr. Sebastián Fernández C.
B. Compensation
At the regular shareholders’ meeting held on April 24, 2007, our shareholders maintained the compensation policy for the Board of Directors approved last year. Each director will receive a fixed salary of UF 55 per month and a fee of UF 36 for attending meetings of the Board. The Vice Chairman will receive a fixed salary of UF 82.5 per month and a fee of UF 54 for attending meetings of the board. The Chairman will receive a fixed salary of UF 110 per month and a fee of UF 72 for attending meetings of the Board. In 2007, the total compensation paid to each director in pesos, was as follows:

	Board	Board
	Compensation	Compensation
	From Endesa	From	Director
Director	Chile	Subsidiaries	Committee	Total
	Year ended December 31, 2007 (in thousands of Ch$)
Mario Valcarce D.	47,056	4,312	8,467	59,835

Carlos Torres V.	25,323			25,323
Pedro Larrea P.	21,438			21,438
Enrique García A.	23,528		2,826	26,354
José Fernández O.	23,528		2,826	26,354
Héctor López V.	14,292			14,292
Jaime Bauzá B.	6,950		2,835	9,785
Jaime Estévez V.	23,528		10,585	34,113
Leonidas Vial E.	20,708			20,708
Raimundo Valenzuela L.	15,176		4,939	20,115
Rafael Español N.	8,891			8,891
José Maria Calvo-Sotelo I.	8,538			8,538

Total	238,956	4,312	32,478	275,746

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation. For the year ended December 31, 2007, the aggregate compensation (including performance-based bonuses) of our executive officers, either paid or accrued, was Ch$ 2,080 million. Executive officers are eligible for variable compensation under a bonus plan. Endesa Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to hierarchy. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in March 2008 was Ch$ 559 million and is included in the aggregate compensation. Of this variable compensation, Ch$ 212 million were deposited in pension funds, and Ch$ 347 million were paid to the executive officers.
The amounts set aside or accrued by the Company in 2007 to provide pension, retirement or similar benefits totaled Ch$ 243 million.
The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts Ch$ 321 million, of which Ch$ 86 million were accrued during 2007.
All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death. They do not have a right to severance indemnity if their relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Code of Labor (“Código del Trabajo”). All of the Company’s employees are entitled to legal severance pay if dismissed due to the needs of the Company, as defined in article 161 of the Chilean Code of Labor.
C. Board Practices
Corporate Governance
Endesa Chile is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation and bylaws, of Endesa Chile, consists of nine directors who are elected at the annual regular shareholders’ meeting. Each director serves for a three-year term and the term of each of the nine directors expires on the same day. However, the directors can be reelected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the Board of Directors at the next regular annual shareholders’ meeting. The current Board of Directors was elected in the annual regular shareholders’ meeting that took place on April 1, 2008. See “ — A. Directors and Senior Management,” for more details on the disclosure of the terms of the directors’ offices. The members of the Board of Directors do not have service contracts with Endesa Chile or any of its affiliates that provide benefits upon termination of employment.
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
The Internal Regulations on Conduct in Securities Markets’ approved by the Board in June 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information and acting in the securities markets.

The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board in July 2003, and the Employees Code of Conduct, explain our principles and ethical values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also impose limitations on the activities our senior executives and other employees may undertake outside the scope of their employment with us, such as non-compete limitations.
The Bases of Corporate Governance of Endesa Chile (“Bases del Gobierno Corporativo”), approved by the Board of Directors on February 28, 2005, has four principal purposes:
1.	Committing the efforts of the Board and Management to focus on maximizing the value of the Company for all its shareholders, and also for its employees, customers and suppliers;

2.	Reaffirming the Board’s duty to provide guidelines for the Management to attain the best practices at each level of the Organization;

3.	Emphasizing one of the most important objectives of the Board, which is to make known the Company’s Vision, its Objectives and the Strategy for achieving them;

4.	Emphasizing the responsibility of the Board to continuously control the performance of the Management in line with the Company’s Vision and Strategy.
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
Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005. Non-U.S. companies are not required to comply with Rule 303A.07. As of July 31, 2005, we comply with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Endesa Chile created an Audit Committee, composed of three directors, who are also directors of the Company. The current directors of this Committee, who satisfy the requirements of independence of NYSE are: Enrique García, José María Fernández and Jaime Estévez V. Mr. José María Fernández, is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B). Mr. Fernández sits on the Board of Directors of Endesa Internacional, S.A., an affiliate of the Company. Mr. Fernández otherwise meets the independence requirements of Rule 10A-3(b)(1)(ii).
As required by Chilean Law, Endesa Chile also has a Comité de Directores composed of three members of the Board. Although Chilean Law requires that a majority of the Comité de Directores (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Comité de Directores to be composed of a majority of control directors or even completely of control directors, if there are not sufficient non-control directors on the Board to serve on the committee. Currently, our Comité de Directores is composed of two non-control directors and one director appointed by the controlling shareholder.

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
The current members of this Committee are Mario Valcarce D., Raimundo Valenzuela L. and Jaime Estévez V.
By agreement adopted by the special shareholders’ meeting held on March 21, 2006, a new chapter was included in the Endesa Chile’s bylaws, which refers to the “Comité de Directores and Audit Committee.” Visit our website for details.
Corporate Governance Guidelines
The NYSE’s corporate governance rules require listed companies to adopt and disclose corporate governance guidelines. Although Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above, the Company establishes guidelines in The Bases of Corporate Governance of Endesa Chile (“Bases del Gobierno Corporativo”), approved by the Board of Directors in February 2005. See “Item 16B. Code of Ethics” for more details.
D. Employees
The following table provides the total number of employees of our Companies for the last three fiscal years:

Company	2005	2006	2007
In Argentina
Endesa Costanera	262	267	273
El Chocón	49	49	50

Total personnel in Argentina	311	316	323

In Chile
Endesa Chile	484	501	525
Pehuenche	3	3	3
Pangue	—	—	—
San Isidro	—	—	—
Celta	1	1	1
Ingendesa (1)	253	261	289
Túnel El Melón	24	23	23

Total personnel in Chile	765	789	841

In Colombia
Emgesa (2)	292	341	399
Betania	34	35	—

Total personnel in Colombia	326	376	399

In Peru
Edegel	158	200	206

Total personnel in Peru	158	200	206

Total personnel of Endesa Chile and Subsidiaries	1,560	1,681	1,769

(1)	The Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)	In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2005	2006	2007
In Argentina
Endesa Costanera	—	—	—
El Chocón	—	—	—

Total temporary personnel in Argentina	—	—	—

In Chile
Endesa Chile	3	10	9
Pehuenche	—	—	—
Pangue	—	—	—
San Isidro	—	—	—
Celta	—	—	—
Ingendesa (1)	272	315	269
Túnel El Melón	1	2	2

Total temporary personnel in Chile	276	327	280

In Colombia
Emgesa (2)	—	—	—
Betania (2)	—	—	—

Total temporary personnel in Colombia	—	—	—

In Peru
Edegel	9	20	20

Total temporary personnel in Peru	9	20	20

Total temporary personnel in Endesa Chile and Subsidiaries	285	347	300

(1)	Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)	In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.
All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable. In addition, under Endesa Chile’s collective bargaining agreements, Endesa Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority. In October 2005, we entered into a new collective bargaining agreement with plant operators and assistants and with another group of non-technical employees in December 2005. Both agreements entered into in 2005 have a three-year term. In December 2007, Ingendesa signed a new collective contract with its three trade unions for a four-year term. Management believes Endesa Chile’s relationship with its trade unions is a positive one.

E. Share ownership
Each of Endesa Chile’s directors and officers owns less than 1%, if any, of the shares of the Company. None of Endesa Chile’s directors or officers has any stock options, which are not permitted under current Chilean securities laws and regulations. It is not possible to confirm whether any of our officers or directors has a beneficial, rather than direct, interest in the shares of Endesa Chile. However, to the best of our knowledge, any potential shareholding by all of the directors and officers of Endesa Chile in the aggregate amounts to significantly less than 10% of outstanding shares.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
Endesa Chile has only one class of capital stock. As of December 31, 2007, according to Endesa Chile’s shareholder records, 20,693 registered shareholders held 8,201,754,580 of its outstanding shares.
The following table sets out information concerning beneficial ownership of Endesa Chile’s shares for equity interest greater than 5% as of December 31, 2007:

As of December 31, 2007
	Shares	Percentage of
	Beneficially	Total Shares
	Owned	Outstanding

Enersis (1)	4,919,488,794	59.98%

(1)	Endesa Spain, as of December 31, 2007, directly or indirectly, owned 60.6% of the share capital of Enersis.
Enersis is a holding company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. Endesa Spain, one of the largest Spanish electricity generation and distribution company, acquired control of Enersis in April 1999 and owns 60.6% of Enersis’ outstanding capital stock.
ENEL ENERGY EUROPE S.R.L. and ACCIONA S.A. jointly and concurrently acquired 92.06% of Endesa Spain on October 10, 2007. See “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments” for additional information.
In 2005, Endesa Brasil was formed as a holding company to manage all generation, transmission and distribution assets that Endesa Internacional, Enersis, Endesa Chile and Chilectra held in Brazil, namely through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce. Enersis began consolidating Endesa Brasil in October 2005. In 2006, the International Finance Corporation (“IFC”) became a new shareholder in Endesa Brasil, contributing $ 50 million in the Brazilian holding company, and at December 31, 2007, Enersis directly and indirectly controls 53.6% of the capital stock and voting rights of Endesa Brasil.
B. Related party transactions
Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. The Directors’ Committee examines several Company operations and contracts with related companies, referred to in Clause 89 of the Companies Law, and reports on these agreements to the Company’s Board. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a Director has a personal interest or is acting on behalf of a third party may be approved only when the Board of Directors has previously been informed and has approved the terms of such transaction and that such terms are similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions to the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations. The information disclosed corresponds to the latest full fiscal year ended December 31, 2007.

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
It is common practice to transfer surplus funds from one company to another subsidiary company that has a cash deficit. It is the Endesa group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis. These operations are carried out through short-term intercompany loans. Under Chilean law and regulation, such transactions must be carried out on an arm’s length basis. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Board of Directors’ Committee. As of December 2007, these transactions are priced at TIP (variable Chilean interest rate) + 0.05% per month.
In other countries in the region in which we do business, these intercompany transactions are permitted, but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries in a centralized manner.
Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2007, the outstanding net balance for such loans was $ 499 million; the largest amount outstanding during 2007 and 2006 was $ 519 million, and $ 547 million respectively. Additionally, the outstanding net balance of the loans granted by Endesa Chile to its foreign subsidiaries was of $ 7.1 million as of December 31, 2007. The largest net amount outstanding during 2007 and 2006 for such loans was $ 165 million and $ 458 million, respectively.
The interest rates on these intercompany loans to Endesa Chile’s Chilean subsidiaries range from LIBOR plus 0.75% to LIBOR plus 3.6%, with a weighted average interest rate of approximately LIBOR plus 2.33%. The interest rates on these intercompany loans to Endesa Chile’s foreign subsidiaries range from LIBOR plus 2.85% to LIBOR plus 4.88%, with a weighted average interest rate of approximately LIBOR plus 2.93%.
C. Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18 for our consolidated financial statements.
Legal Proceedings
Chile
The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or its subsidiaries’ results of operations, financial position and cash flows.
For detailed information on the December 31, 2008 status of significant pending lawsuits that have been filed against the Company, its subsidiaries and equity method investees, please refer to note 26 of our consolidated financial statements. The lawsuits are detailed by company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, the parties, a general description of the lawsuit, the process status of the lawsuit and the amounts involved in the lawsuit.

In 2007, the lawsuits mentioned below were resolved and are therefore not included in note 26 of our consolidated financial statements. The following is a summary of the lawsuits:
Proceeding against Endesa, Ministry of Economy and Superintendency of Electricity and Fuel to replace an easement with expropriation (Court of Letters of Santa Bárbara, N° 4340-2004)
The plaintiff (María Elena Teresa Sola Ruedi) was seeking to replace an easement with expropriation as well as payment for a greater flooded surface. The Court of Appeals of Concepción declared the Santa Bárbara court incompetent in this trial and as a result the lawsuit ended.
Proceeding against Endesa and Chilean government (Court of Letters of Curacautín, N° 16007)
Sociedad Agrícola Lolco S.A. started a suit against the appraisal performed by ombudsmen that determined the amount that Endesa should pay the proprietors of farms with easements established to construct the Ralco Hydroelectric Center. On January 22, 2007, the Supreme Court established the amount that Endesa must pay in the total amount of Ch$ 165 million plus interest.
Proceeding initiated by Endesa against YPF (Court of Arbitration of International Chamber of Commerce, N° 14210/CCO)
Endesa was seeking restitution for damages from YPF for non-compliance with a natural gas supply contract between the parties for Tal Tal Power Plant. Endesa estimated the actual damage at $ 31 million and future damage at $ 322 million. The parties renegotiated the natural gas supply contract for the Taltal Power Plant, which was approved by the Argentine State Department of Energy. Consequently, on December 7, 2007, the parties performed a joint presentation notifying the court of the end of the arbitration.
Proceeding against Pangue S.A. (Second Civil Tribunal of Concepción, N° 6693-2003)
The Municipality of Hualqui sought repair and monetary compensation for environmental damage eventually caused by the operation of the Pangue power plant during 2001 and 2002. The amounts involved were Ch$ 1,920 million. On September 25, 2007, the Supreme Court rejected the plaintiff’s appeal of annulments and confirmed the second instance sentence of the Appeals Court of Concepción that rejected the original suit in its entirety.
Proceeding initiated by Héctor Moisés Camacho et al at 36th Circuit Court
The lawsuit against Emgesa S.A. ESP. and Chivor S.A. ESP. relates to flooding of properties. On November 12, 2006, the second instance sentence was pronounced, confirming the entirety of the initial sentence, thus absolving the Defendants. The Plaintiff appealed the second instance sentence; nevertheless, the appeal was forfeited, and the lawsuit terminated.
Dividend Policy
As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued Shares eligible to vote, Endesa Chile must distribute a cash dividend in an amount equal to at least 30% of Endesa Chile’s consolidated net income before amortization and negative goodwill for each year (on a Chilean GAAP basis), unless and except to the extent Endesa Chile has carried forward losses. Subject to this requirement, Endesa Chile’s dividend policy is proposed by the Board of Directors to the shareholders at the annual regular shareholders’ meeting of Endesa Chile, and at such meeting, shareholders consider and, if in order, approve the final dividend proposed by the Board of Directors in respect of the prior year’s results.
At the April 1, 2008 annual ordinary shareholders’ meeting, the Board proposed, and the shareholders approved, to provide for the payment of a dividend equivalent to 60% of the annual net income before amortization and negative goodwill for the fiscal year ended on December 31, 2007. This dividend was paid with Ch$ 112,834,316,669 from 2007’s net income before amortization and negative goodwill, which represents a total payable dividend of Ch$ 13.76 per share. This dividend was split in two payments: an interim dividend of Ch$ 2.19 per share paid in December 2007, and a net dividend of Ch$ 11.56 paid on April 29, 2008.
For the fiscal year ended on December 31, 2008, the Board plans to propose to the shareholders’ meeting the distribution of a dividend equivalent to 60% of the net income before amortization and negative goodwill. Thus, the Board plans to distribute an interim dividend of up to 15% of net income as of September 30, 2008, as shown in the financial statements, payable on December 2008. The final dividend will be decided on the shareholders’ meeting to be held within the first four months of 2009.

The fulfillment of the aforementioned program will depend on the net income achieved, as well as on the results shown by the Company’s projections, and on the existence of certain conditions.
Considerations that are relevant to a determination by the Board of Directors to propose a dividend include current and projected operating results, any applicable restrictions in Endesa Chile’s credit agreements and any other relevant factors. Shareholder approval of a proposed dividend is typically made subject to the Board’s ability to change the amount and timing of the dividend if circumstances relating to any of the foregoing considerations change subsequent to such shareholder approval. In addition, because certain of the operations of Endesa Chile are conducted through subsidiaries, Endesa Chile’s ability to pay dividends depends, in part, on its receipt of dividends from such subsidiaries. Currently, there are no restrictions on the ability of Endesa Chile or any of its subsidiaries to pay dividends, other than customary legal restrictions limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances given the conditions of certain credit agreements. Endesa Chile is prohibited under the Endesa Chile Facility (See. “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Endesa Chile debt instruments) from paying dividends if a default or event of default exists or would exist after giving effect to such payment. Its subsidiary Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios. Edegel may not pay dividends in the case of default of certain loans; Endesa Costanera is prohibited from paying dividends while certain debt is outstanding; and dividend payments by El Chocón are limited by a credit agreement signed in 2006.
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

	Dividends Distributed (1)
			$ per 30 Shares
Year	Ch$ per Share (2)	Ch$ per Share (3)	(ADS) (4)
2003	2.30	2.68103	0.162
2004	4.13	4.70087	0.284
2005	5.82	6.40695	0.387
2006	13.41	14.26	0.861
2007 (5)	13.76	13.76	0.830

(1)	This chart details dividends payable in any given year, not necessarily paid that same year, and does not reflect reduction for any applicable Chilean tax withholding.

(2)	Amounts shown are in historical pesos.

(3)	Amounts shown are expressed in constant pesos as of December 31, 2007.

(4)	The dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 496.89 = $ 1.00, the Observed Exchange Rate prevailing on December 31, 2007, to the constant peso amount.

(5)	Dividend approved at the Annual Shareholders’ Meeting of Endesa Chile held on April 1, 2008.
B. Significant Changes
None.

Item 9. The Offer and Listing
A. Offer and listing details
Market Price and Volume Information
Endesa Chile has a total of 8,201,754,580 shares that are traded in Chile, the United States and Spain. Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. Endesa Chile conducted a preemptive rights offering and United States offering of ADSs in 1994 (the “1994 Offering”). Since the conclusion of the offerings in 1994, the American Depositary Shares (each ADS representing 30 shares) have been traded in the United States on the New York Stock Exchange under the symbol “EOC.” The ADSs are evidenced by American Depositary Receipts, ADRs. The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.
Endesa Chile’s outstanding notes are not listed on any exchange. The notes are traded primarily in the over-the-counter market in the United States.
During 2007, volume traded on the Santiago stock exchange amounted to 1,601,709,959 shares, equivalent to Ch$ 1,176 billion. The table below shows, for the periods indicated, annual quarterly, high and low closing prices in pesos for the Shares on the Santiago Stock Exchange and the annual, quarterly high and low closing prices of the ADSs in dollars as reported by the New York Stock Exchange. As of December 31, 2007, ADRs evidencing 12,026,875 shares were outstanding (equivalent to 360,806,250 shares or 4.40% of the total number of issued shares). It is not practicable for the Company to determine the proportion of ADRs beneficially owned by persons. The stock closed at $ 37.57 on the last trading day on the NYSE in 2007.

	Santiago Stock
	Exchange (1)(2)		NYSE (1)
	Ch$ per Share		$ per ADS
Most Recent Six Months	High	Low	High	Low
May 2008	835.02	693.00	52.53	44.15
April 2008	762.50	699.84	50.70	46.19
March 2008	712.01	610.00	51.28	40.38
February 2008	660.00	522.00	43.30	33.36
January 2008	635.00	485.00	38.00	31.34
December 2007	773.26	650.00	43.20	37.20

2007 Annual	794.35	693.92	47.80	37.60
lst Quarter	738.00	668.83	43.08	36.31
2nd Quarter	871.33	757.83	51.09	39.74
3rd Quarter	810.33	694.00	49.75	37.25
4th Quarter	757.75	655.00	47.27	37.10
2006 Annual	576.68	490.63	32.77	27.31
lst Quarter	565.00	511.00	32.19	29.16
2nd Quarter	542.00	450.00	31.00	24.57
3rd Quarter	543.01	464.50	30.55	25.44
4th Quarter	656.70	537.00	37.32	30.05

2005 Annual	495.50	429.65	27.13	22.07

2004 Annual	347.50	225.00	18.66	11.50

2003 Annual	253.00	172.00	12.02	7.02

(1)	Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)	Nominal price in pesos per Share at trade date.

B. Plan of Distribution
Not applicable.
C. Markets
In Chile, the Company’s stock is traded on three exchanges. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares held by 45 stockholders as of the date of this filing. As of December 31, 2007, 238 companies had shares listed on the Santiago Stock Exchange. For the year ended 2007, the Santiago Stock Exchange accounted for 83.44% of Endesa Chile’s total equity traded in Chile. In addition, approximately 16.39% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and nonmember brokerage houses, and 0.17% was traded on the Valparaíso Exchange.
Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments, dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business from 9:00 a.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to 4:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions, 9:15 a.m., 12:30 p.m. and 4:30 p.m.
There are two share price indices on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 156 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2007, Endesa Chile was included in the IPSA.
In Spain, shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 30 common shares (the same unit conversion of 30:1 as an ADS) and the trading ticker symbol is “XEOC.” Trading of our shares in the Latibex during 2007 amounted to 816,753 units, which in turn was the equivalent of € 25.7 million. The stock closed at € 25.98 on the last day of trading in Latibex in 2007.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expense of the issue
Not applicable.
Item 10. Additional Information
A. Share capital
Included below in Section B of this item.

B. Memorandum and Articles of Association
Description of Share Capital
Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law.
General
Shareholders’ rights in Chilean companies are governed by a company’s bylaws, which effectively serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by the Ley de Sociedades Anónimas 18,046 or the Chilean Companies Act. In addition, DL-3500, which permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.
The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, the Superintendency of Securities and Insurances, or the SVS, under the Ley de Mercado de Valores 18,045, or the Securities Market Law, and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act clarifies rules establishing publicly held limited liability companies while eliminating government supervision of private companies. On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held companies and new rules regarding change of control, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions. Publicly held limited liability companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings exceed this percentage, and all other companies which are voluntarily registered with the SVS, regardless of the number of their shareholders. Endesa Chile is a publicly held limited liability company.
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
•	any direct or indirect acquisition or sale of shares made by a holder that owns directly or indirectly 10% or more of a publicly held limited liability company’s subscribed capital;

•	any direct or indirect acquisition or sale of shares made by a holder that, due to an acquisition of shares of such publicly held company, results in the holder acquiring directly or indirectly 10% or more of a publicly held company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held company.
In addition, persons who enter into the above-mentioned transactions must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of obtaining control of the Company.
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

Law 19,705 introduces a new Title to the Securities Market Law, establishing a comprehensive regulation on tender offers. The law defines a tender offer as the offer to purchase shares of corporations which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares in conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time. The new provisions apply to both voluntary and hostile tender offers.
Register
Endesa Chile is registered with the SVS and its entry number is 0114 and with the Securities and Exchange Commission in the United States.
Corporate Objective and Purpose
Article 4 of our bylaws states that our corporate objective and purpose is, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as to provide engineering consultancy services, directly or through other companies, in Chile and abroad.
Board of Directors
Our Board of Directors is comprised of nine members. Members of the Board are appointed by the general meeting of shareholders and are elected for a period of three years at the end of which they will be re-elected or replaced.
The nine directors elected at the shareholders’ meeting are the nine individual nominees who receive the most votes. Each shareholder may vote all of his shares in favor of one nominee or may apportion his shares among any number of nominees.
The compensation of the directors is set annually by the general meeting of shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”
Agreements entered into by Endesa Chile in which one or more directors have an interest or act as the representative of another person have to be known by, and approved of previously by, the Board and have to be consistent with usually prevailing market conditions. The resolutions taken by the Board to this effect have to be submitted at the next shareholders’ meeting by the Chairman, and have to be listed in the notice of that meeting as a matter to be addressed at the meeting.
All agreements between Endesa Chile and its majority shareholders, its directors or executives, or related parties, need to be approved by a two-thirds majority of the Board and must be recorded in the minutes of the Board of Director meetings.
Certain Powers of the Board of Directors
Our bylaws do not contain provisions relating to:
•	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights
As of the date of the filing of this annual report, Endesa Chile’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.
Our bylaws do not contain any provisions relating to:
•	redemption provisions;

•	sinking funds; or

•	liability to further capital calls by the Company.
Under Chilean law, the rights of holders of stock may only be changed by an amendment to the bylaws of the Company that complies with the requirements explained below under “— Shareholders’ Meetings and Voting Rights.”
Capitalization
Under Chilean law, the shareholders of a company, acting at a special shareholders’ meeting, have the power to authorize an increase in its capital. When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, such subscriber is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital. Authorized shares, and issued shares for which full payment has not been made within the period fixed by the special shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.
As of the date of this annual report, the capital subscribed and fully paid for totals Ch$ 1,222,878 million (this sum corresponds to the subscribed and paid capital on December 31, 2007) for 8,201,754,580 shares.
Preemptive Rights and Increases of Share Capital
The Chilean Companies Act requires Chilean companies to grant shareholders the preemptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.
Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the granting of such rights. During such 30-day period, and for an additional 30-day period, publicly held limited liability companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of this additional 30-day period, a Chilean publicly held limited liability company is authorized to sell nonsubscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.
Shareholders’ Meetings and Voting Rights
A modification of Articles 1bis, 5bis, 16bis, 20bis, 35bis, 36bis, 40bis, 42bis, 43bis and 44bis of the bylaws requires the affirmative vote of 75% of the issued economic interests. A regular annual meeting of our shareholders is held within the first four months following the end of our fiscal year. The last regular annual meeting was held on April 1, 2008. Special meetings may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued economic interests or by the SVS. To convene a special meeting, or a regular annual meeting, notice must be given in three publications in a prescribed manner in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last special meeting of shareholders was held on April 1, 2008.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued economic interests of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present or represented at the meeting. Additionally, a shareholders’ meeting is called for the purpose of considering:
•	a transformation of the company into a form other than a sociedad anónima abierta (a publicly held limited liability company) under the Chilean Companies Act, a merger or division of the company;

•	an amendment to the term of duration or early dissolution;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	approval of capital contributions in kind and assessment of assets that do not consist of money;

•	modification of the authority reserved to shareholders or limitations on the board of directors;

•	reduction in the number of members of the board of directors;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	the form of distributing corporate benefits;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the purchase of the corporation’s own shares;

•	besides those established by the bylaws or the laws;

•	certain remedies for the nullification of the corporate bylaws.
Regardless of the quorum present, the vote required for any of the above actions is a two-thirds majority of the issued economic interests.
By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.
Chilean law does not require a publicly held Chilean company to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled regular annual shareholders’ meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in the case of a regular annual meeting, the company will offer to the shareholders an annual report of the company’s activities which includes audited financial statements.

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
Only shareholders registered as such with Endesa Chile at least five business days prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who need not be a shareholder, as his proxy to attend and vote on his behalf. Proxies for such representation shall be given in writing for all the shares held by the owner. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.
Each share of common stock entitles the registered holder thereof to one vote in person or by proxy at any meeting of shareholders of the company. There are no limitations imposed by Chilean law or the company’s bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs and evidenced by outstanding ADRs is the custodian of the Depositary, currently Citibank N.A. (Chile), or any successor thereto. Accordingly, holders of ADRs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADSs and evidenced by the ADRs directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADRs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs and evidenced by such ADRs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of directors of the company or to a person designated by the Chairman of the Board of directors of the company to vote) the shares of common stock represented by the ADSs evidenced by such ADRs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADRs with respect to the shares of common stock represented by the ADSs and evidenced by such ADRs on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs, subject to limitations set forth in the Deposit Agreement, may be voted in the manner directed by the Chairman of the Board of the company.
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
Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.
In the event of a liquidation of Endesa Chile, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment of all creditors.

Approval of Financial Statements
The Board of Directors is required to submit Endesa Chile’s financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board of Directors.
Change of Control
Our bylaws do not contain any provisions that would delay, defer or prevent a change in control of Endesa Chile. Under new Article 54 and Norma de Carácter General 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a company and who makes a public offer for its shares must disclose their intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.
Acquisition of Shares
There are no provisions in our bylaws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued economic interests.
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
“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting. The price paid to a dissenting shareholder of a publicly held company, the shares of which are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.
The resolutions that result in a shareholder’s right to withdraw include, among others, the following:
•	the transformation of the company into an entity which is not a sociedad anónima abierta governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as any business plan which contemplates the disposition of assets for an amount greater than this percentage;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate bylaws; and

•	such other causes as may be established by the law and by the company’s bylaws.
Investments by AFPs
Title XII of DL-3500 permits Administradoras de Fondos y Pensiones, or AFPs, to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. Endesa Chile has been a Title XII Company since 1987 and is approved by the Risk Classification Committee.
Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, and that require thatcertain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies.
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
Foreign Investment Contract and Chapter XXVI
In connection with our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations, in force since April 19, 2001, eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

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
Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside of Chile), including amounts received as:
•	cash dividends;

•	proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange;

•	proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock;

•	proceeds from the liquidation, merger or consolidation of our Company; and

•	other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADSs or Withdrawn Shares.
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
The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same day and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire dollars provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.
Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank based on a request therefor presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.
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

On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, Chapter XXVI required that foreign currency that entered Chile pursuant to Chapter XXVI be converted into pesos in the Formal Exchange Market, and the shares evidencing ADRs only be paid in pesos. In addition, foreign currency required to remit the proceeds of the sale of the underlying shares must be acquired alternatively in either the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank). On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.
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
The Compendium and International Bond Issuances
Chilean issuers may offer bonds issued by the Central Bank internationally under Chapter XIV, as amended, of the Compendium of Foreign Exchange Regulations (the “Compendium”).
Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, noninterest-bearing dollar account with the Central Bank (or on payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for dollar deposits plus a market spread that approximates 4%). On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated. Despite this elimination, the Central Bank may at any time reinstate the encaje.
C. Material contracts
None.
D. Exchange controls
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
This new Compendium enhances the quality of the information gathered by the Central Bank with respect to monetary policies and exchange controls. The Compendium incorporates the main regulations that modified the Compendium of Foreign Exchange Regulations in April 1991. In other words, new cross-border investing and financing decisions will no longer be subject to any restrictions set forth in Articles 42 and 49 of the Central Bank law such as:
•	the prior Central Bank authorization requirement for the entry of capital associated with foreign loans, investments, capital contributions, bonds and ADRs;

•	the prior Central Bank authorization for capital remittances associated with returns of capital, dividends, and other benefits related to capital contributions, investments and prepayment of foreign loans;

•	the prior Central Bank authorization for the return of capital, profits and other benefits associated with investments made by Chilean residents abroad;

•	the limitations to the special prepayment and acceleration clauses contained in foreign loans;

•	the restrictions of minimum risk classification and the weighted duration for the issuance of bonds;

•	the limitations with respect to the currencies in which external debt can be issued or contracted;

•	the restrictions on the issuance of ADRs; and

•	the reserve requirement on funds coming from abroad (which was already 0%).
E. Taxation
Chilean Tax Considerations
The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the ownership and disposition of the shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.
The summary that follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. There is no income tax treaty in force between Chile and the United States.
As used in this annual report, the term “foreign holder” means either:
•	in the case of an individual, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual holder is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.
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
In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend Withholding Tax Rate	=	(Withholding tax rate) – (Chilean corporate income tax rate) 1 – (Chilean corporate income tax rate)
Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 7 to our consolidated financial statements.
Under Chilean income tax law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.
Taxation on Sale or Exchange of Shares or ADSs
Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.
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

The tax basis of shares received in exchange for ADSs will be the value of the shares on the date of the exchange. The valuation procedure set forth in the deposit agreement, which values shares at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares and the immediate sale of the shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.
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
Material U.S. Income Tax Considerations
The following are the material U.S. federal income tax consequences to the U.S. Holders described herein of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities;

•	persons holding shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.
You are a “U.S. Holder” if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal tax purposes:
•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
In general, if you own ADSs, you will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.
The U.S. Treasury has expressed concerns that parties to whom depositary shares such as the ADSs are pre-released or intermediaries in the chain of ownership between holders and the issuer of the security underlying the depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.
This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.
The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only. You should consult your tax advisors with respect to the particular tax consequences to you of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.
This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.
Taxation of Distributions
Distributions paid on shares or ADSs other than certain pro rata distributions of ordinary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.
Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld by us in respect of Chilean taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a dollar amount calculated by reference to the exchange rate for converting Chilean pesos into dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is not converted into dollars on the date of receipt.
Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “—Chilean Tax Considerations – Taxation of Shares and ADSs – Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
Sale or Other Disposition of Shares or ADSs
For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you have held the shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.
In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “Chilean Tax Considerations – Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability.
Passive Foreign Investment Company Rules
The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2007 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, certain adverse consequences could apply to such holder, including the imposition of higher amounts of tax than would otherwise apply and additional filing requirements. U.S. Holders should consult their tax advisors regarding the consequences to them if the Company were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
H. Documents on display
We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed, In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.
I. Subsidiary information
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
Commodity Price Risk
In our electricity generation business, we are exposed to market risks arising from the volatility of electricity, natural gas, diesel oil and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers.
We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2007 and 2006, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.
We are partially exposed to the volatility of coal and diesel oil prices. In the countries where we operate, the dispatch mechanism allows the thermal power plant to cover its variable cost. On the other hand, under certain circumstances fuel price fluctuations might affect marginal costs. Additionally, the Company, through adequate commercial risk mitigation policies, and its hydrothermal mix, seeks to naturally protect the commodity price volatility over its operating margin. As of December 31, 2007 and 2006, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

As of December 31, 2007, the Company does not hold electricity price-sensitive instruments.
Interest Rate Risk
At both December 31, 2006 and 2007, 17.0% of Endesa Chile’s outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR rate). The Company manages its risk exposure to interest rates by maintaining debt with both variable and fixed rates, according to the policy approved by the Board of Directors.
As of December 31, 2007, the recorded values for financial accounting purposes and the corresponding fair value of the significant financial instruments (include hedging instruments) which expose the Company to interest rate risk are as follows:

	As of December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(in millions of constant Ch$, except percentages)
Debt:
Fixed rate:
Ch$- and UF-denominated	589	589	4,670	4,670	4,670	171,227	186,415	267,032
Weighted average interest rate	12.88%	12.89%	12.89%	12.89%	12.90%	—	12.89%	—
$ denominated	220,235	331,426	15,816	23,144	22,221	440,809	1,053,652	1,269,770
Weighted average interest rate	8.17%	8.05%	8.09%	8.16%	8.33%	—	8.16%	—
Other currencies	46,357	20,415	11,939	108,764	—	135,913	323,388	316,885
Weighted average interest rate	8.98%	9.00%	9.17%	9.04%	9.04%	—	9.04%	—
Variable rate
Ch$- and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
$ denominated	38,325	48,972	68,635	97,075	26,465	5,795	285,266	277,749
Weighted average interest rate	5.15%	5.16%	5.37%	4.63%	1.46%	—	5.13%	—
Other currencies	19,493	75,755	1,782	—	75,223	—	172,252	162,777.27
Weighted average interest rate	11.87%	11.11%	10.30%	10.30%	—	—	11.16%	—
Total	324,999	477,157	102,842	233,654	128,578	753,743	2,020,973	2,294,213
By comparison, as of December 31, 2006 the recorded values for financial accounting purposes and the corresponding fair value of the significant financial instruments which expose the Company to interest rate risk were as follows:

	As of December 31, 2006
	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(in millions of constant Ch$, except percentages)
Debt:
Fixed rate:
Ch$—and UF-denominated	836	550	550	77,710	4,364	91,022	175,031	201,390
Weighted average interest rate	8.15%	8.15%	8.15%	8.45%	8.45%	—	8.24%	—
$ denominated	76,970	233,305	354,972	62,118	19,369	484,889	1,231,624	1,439,518
Weighted average interest rate	8.09%	8.16%	8.02%	8.21%	8.27%	—	8.14%	—
Other currencies	13,934	43,670	19,914	50,062	63,079	63,614	254,273	268,693
Weighted average interest rate	8.43%	9.03%	8.97%	9.08%	8.88%	6.19%	8.83%	—

Variable rate
Ch$-and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
$ denominated	23,696	46,102	44,378	24,450	30,433	39,059	208,119	205,795
Weighted average interest rate	8.77%	8.42%	8.28%	8.45%	9.82%	—	8.68%	—
Other currencies	64,403	3,854	68,921	—	—	72,532	209,711	204,713
Weighted average interest rate	11.42%	11.70%	11.10%	11.10%	11.10%	—	11.37%	—
Total	179,839	327,481	488,736	214,340	117,246	751,116	2,078,758	2,320,108

Foreign Currency Risk
The Company is exposed to foreign currency risk arising from long-term debt denominated in dollars. This risk is mitigated by the fact that a substantial portion of the Company’s revenues is linked to the dollar either directly or indirectly. Additionally, we manage this risk through the use of dollar/Chilean peso exchange currency swaps and dollar/Chilean peso forward foreign exchange contracts. As of December 31, 2007, Endesa Chile had total consolidated financial indebtedness of $ 4,076 million, of which $ 2,570 million (net of currency hedging instruments), or 63%, was denominated in dollars. For the twelve-month period ended December 31, 2007, our revenues amounted to $ 3,476 million, of which 19% were denominated in dollars, and 47% were linked in some way to the dollar. On the other hand, the equivalent to $ 183 million were revenues in pesos, $ 359 million in Colombian pesos, $ 525 million in Argentine pesos and $ 113 million in soles.
Although the current foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the dollar and the Chilean peso due to the application of Technical Bulletin No. 64. Under Chilean accounting standards, the effect of remeasuring Chilean peso from dollar exchange rate fluctuations is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts.
Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.
As of December 31, 2007, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose the Company in foreign currency risk, are as follows:

	As of December 31, 2007
								Fair value
	2008	2009	2010	2011	2012	Thereafter	Total	(3)
	(in millions of constant Ch$) (1)
Debt:
Fixed rate:
$ denominated	220,235	331,426	15,816	23,144	22,221	440,809	1,053,652	1,269,055
Other foreign currencies	46,946	21,004	16,609	113,434	4,670	307,140	509,803	583,917
Variable rate:
$ denominated	38,325	48,972	68,635	97,075	26,465	5,795	285,266	278,464
Other foreign currencies	19,493	75,755	1,782	—	75,223	—	172,252	162,777
Other Instruments(2):
$ denominated	—	—	—	—	—	—	—	—
Other foreign currencies	—	—	—	—	—	—	—	—
Forward contracts (receive $/pay Ch$-UF)	—	—	—	—	—	—	—	—
Swap contracts (receive $/pay Ch$)	62,111	—	—	—	—	—	62,111	(3,878)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch$ 496.89 = $ 1.00.

(2)	“Other instruments” include cash, time deposits and short-term accounts receivables.

(3)	Fair value were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2006 the recorded values for financial accounting purposes and the corresponding fair value of the significant financial instruments, which expose the Company to foreign currency risk, are as follows:

	As of December 31, 2006
								Fair value
	2007	2008	2009	2010	2011	Thereafter	Total	(3)
	(in millions of constant Ch$) (1)
Debt:
Fixed rate:
$ denominated	76,970	233,305	354,972.5	62,117.84	19,369	484,889	1,231,624	1,439,518
Other currencies	14,769	44,220	20,464.37	127,771.7	67,444	154,636	429,304	470,083

Variable rate:
$ denominated	23,696	46,102	44,378	24,450	30,433	39,059	208,119	205,795
Other currencies	64,403	3,854	68,921	0	0	72,532	209,711	204,713

Other Instruments (2):
$ denominated	—	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Forward contracts (receive$ /pay Ch$ - UF)	—	—	—	—	—	—	—	—
Swap contracts (receive$/pay Ch$)	—	—	66,549	—	—	—	66,549	184

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch $ 532.39 = $ 1.00.

(2)	“Other instruments” include cash, time deposits and short-term accounts receivables.

(3)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
D. Safe Harbor
The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains statements that may constitute forward looking statements. See “Forward-Looking Statements” in the Introduction to this report for safe harbor provisions.
Item 12. Description of Securities other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
E. Use of proceeds.
Not applicable.
Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures
The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
As required by Section 404 of the Sarbanes-Oxley Act of 2002, Endesa Chile’s Management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13 (a)-15 (f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted.
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
Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting was effective.
Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2007. This attestation report appears on page F-3.

(c) Changes in internal control
There were no changes in the Company’s internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
As of December 31, 2007, our Board of Directors has determined that José Fernández O. is an audit committee financial expert as defined in the Exchange Act, is serving on the audit committee and is an independent member of the audit committee. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for more details.
Item 16B. Code of Ethics
The standards of ethical conduct in Endesa Chile are governed by means of two corporate rulings on policies: the Charter Governing Executives and the Internal Regulations on Conduct in Securities Markets, and in the document “Bases of Corporate Governance of Endesa Chile.”
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
The Internal Regulations on Conduct in Securities Markets, adopted by Endesa Chile’s Board of Directors in June 2002, set the behavioral criteria to be followed in market operations in order to contribute to their transparency and the protection of investors, and is applicable to the members of the Board of Directors, the senior executives, and the executives and employees of Endesa Chile determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.
Endesa Chile is committed to continuously improving its corporate governance practices that are based on the equitable treatment of all shareholders and to act in their best interests, providing them with a reasonable return on their investment. This has been included in the document “Bases of Corporate Governance of Endesa Chile,” which has four principal purposes:
I.	Committing the efforts of the Board and Management to focus on maximizing the value of the Company for all its shareholders, and also for its employees, customers and suppliers;

II.	Reaffirming the Board’s duty to provide guidelines for the Management to attain the best practices at each level of the Organization;

III.	Emphasizing one of the most important objectives of the Board, which is to make the Company’s Vision, its Objectives and Strategy, common knowledge; and

IV.	Emphasizing the responsibility of the Board to continuously control the performance of the Management in line with the Company’s Vision and Strategy.
Efforts in this matter are concentrated fundamentally on the following three key areas: i) Relations with Shareholders and the Company, ii) Board and Management, and iii) Policies for Publishing Information. The Bases of Corporate Governance of Endesa Chile are structured as a friendly and simple format of questions and answers that attempt to cover the most important elements in these three areas.

The Internal Regulations on Conduct in Securities Markets, the Charter Governing Executives and the Bases of Corporate Governance of Endesa Chile are accessible via Endesa Chile’s corporate website at www.endesa.cl (which has not been incorporated as an exhibit into this report). A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:
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

Services Rendered	2006	2007
	(millions of $)
Audit Fees	0.94	0.90
Audit-Related Fees (1)	0.00	0.04
Tax Fees	0.04	0.00

Total	0.98	0.94

(1)	During 2007, fees were paid for due diligence work in Colombia for $ 36,000.
Additionally Ernst & Young performed audit services related to the reporting packages prepared under the accounting policies of Endesa Spain for the purpose of inclusion in their consolidated financial statements prepared in accordance with IFRS.
The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared for our parent company, Endesa Spain, in accordance with IFRS.
At the General Shareholders’ Meeting held on April 1, 2008, the shareholders nominated KPMG Auditores Consultores Ltda. as the new external auditors for Endesa Chile for 2008.
Audit Committee Pre-Approval Policies and Procedures
Endesa’s external auditors are appointed by its shareholders at the annual shareholders’ meeting. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation establishes so, appoint such subsidiaries’ external auditors.
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
Fees payable in connection with recurring audit services are approved as part of our annual budget. Fees payable in connection with nonrecurring audit services, once they have been analyzed by the corporate audit department, are submitted to the Audit and Control Committee for approval or rejection.

The pre-approval policy established by the Audit and Control Committee for non-audit services is as follows:
•	The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

•	At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Audit and Control Committee for approval or denial.
The services described in footnote (1) to the table above have been approved in line with the procedure described immediately above since July 2005.
In addition, due to the SEC-PCAOB release number 34-53677 (Audit Committee Pre-Approval of Certain Tax Services), the Audit Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.
Item 16D. Exemptions from Listing Requirements for Audit Committees
Not required.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons
Not applicable.

PART III
Item 17. Financial Statements
None.
Item 18. Financial Statements
Endesa Chile and Subsidiaries
Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) 2005, 2006 and 2007	F-2
Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) about the effectiveness of internal control as of December 31, 2007	F-3
Report of Independent Registered Public Accounting Firm – Endesa Argentina S.A. 2005, 2006 and 2007	F-4
Report of Independent Registered Public Accounting Firm – Emgesa S.A. E.S.P. 2005, 2006 and 2007	F-5
Report of Independent Registered Public Accounting Firm – Endesa Brasil S.A.,2005, 2006 and 2007	F-6
Report of Independent Registered Public Accounting Firm – Companhia de Interconexão Energética S.A. 2005	F-8
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2005	F-9
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2005	F-10
Report of Independent Registered Public Accounting Firm – Companhia de Interconexão Energética S.A. 2006 and 2007	F-11
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2006 and 2007	F-13
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2006 and 2007	F-14
Report of Independent Registered Public Accounting Firm – Transportadora de Energía S.A. 2006 and 2007	F-15
Report of Independent Registered Public Accounting Firm – Compañía de Transmisión del Mercosur S.A. 2006 and 2007	F-16

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-17
Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007	F-19
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007	F-20
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-22
Notes to the Consolidated Financial Statements	F-24

Item 19. Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empress Nacional de Electricidad S.A., as amended.*
8.1	List of Subsidiaries as of December 31, 2007.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2006.
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Endesa.

Endesa Chile and Subsidiaries
Audited Consolidated Financial Statements as of
December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 together with the Reports of Independent Registered Public Accounting Firms

Endesa Chile and Subsidiaries
Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) 2005, 2006 and 2007	F-2
Report of Independent Registered Public Accounting Firm – Empresa Nacional de Electricidad S.A. (Endesa-Chile) about the effectiveness of internal control as of December 31, 2007	F-3
Report of Independent Registered Public Accounting Firm – Endesa Argentina S.A. 2005, 2006 and 2007	F-4
Report of Independent Registered Public Accounting Firm – Emgesa S.A. E.S.P. 2005, 2006 and 2007	F-5
Report of Independent Registered Public Accounting Firm – Endesa Brasil S.A.,2005, 2006 and 2007	F-6
Report of Independent Registered Public Accounting Firm – Companhia de Interconexão Energética S.A. 2005	F-8
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2005	F-9
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2005	F-10
Report of Independent Registered Public Accounting Firm – Companhia de Interconexão Energética S.A. 2006 and 2007	F-11
Report of Independent Registered Public Accounting Firm – Cachoeira Dourada S.A. 2006 and 2007	F-13
Report of Independent Registered Public Accounting Firm – CGT Fortaleza S.A. 2006 and 2007	F-14
Report of Independent Registered Public Accounting Firm – Transportadora de Energía S.A. 2006 and 2007	F-15
Report of Independent Registered Public Accounting Firm – Compañía de Transmisión del Mercosur S.A. 2006 and 2007	F-16

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-17
Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007	F-19
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007	F-20
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-22
Notes to the Consolidated Financial Statements	F-24

Ch$	Chilean pesos
US$	United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (b)).
ThCh$-	Thousands of Chilean pesos
ThUS$-	Thousands of United States dollars
Application of Constant Chilean Pesos
The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2007 purchasing power.

•	Huérfanos 770, 5° Piso	•	Teléfono: (56-2) 676 1000
	Santiago, Chile		Fax: (56-2) 676 1010
Casilla: 2823
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Empresa Nacional de Electricidad S.A. (Endesa-Chile):
We have audited the accompanying consolidated balance sheets of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 36.91 percent and 31.39 percent as of December 31, 2006 and 2007, respectively, and total revenues representing of 37.39 percent, 38.08 percent and 33.76 percent for each of the three years in the period ended December 31, 2007, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 8.04 percent and 6.84 percent of total consolidated assets as of December 31, 2006 and 2007, respectively, and the equity in their net results represented 11.7 percent, 19.6 percent and 9.5 percent of the consolidated net income for each of the three years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2008, except for internal control over financial reporting related to Notes 30 and 32 of the 2007 consolidated financial statements for which the date is April 30, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.	/s/ Ernst & Young
Santiago, Chile
February 19, 2008
(except for Notes 30 and 32 for which the date is April 30, 2008)
Firma miembro de Ernst & Young Global

•	Huérfanos 770, 5° Piso	•	Teléfono: (56-2) 676 1000
	Santiago, Chile		Fax: (56-2) 676 1010
Casilla: 2823
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Empresa Nacional de Electricidad S.A. (Endesa-Chile):
We have audited internal control of Endesa-Chile (“the Company”) over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying annual report on form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances, We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endesa-Chile as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 19, 2008, except for Notes 30 and 32 for which the date is April 30, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.	/s/ Ernst & Young
Santiago, Chile
February 19, 2008
(except for Notes 30 and 32 for which the date is April 30, 2008)
Firma miembro de Ernst & Young Global

Deloitte & Touche S.R.L
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Endesa Argentina S.A.:
We have audited the consolidated balance sheets of Endesa Argentina S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 and 2006, to the extent summarized in Note 36.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, Argentina
March 27, 2008
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
AA 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel: +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co
Report of Independent Registered Public Accounting Firm
To the Board of Director and Shareholders of
Emgesa S.A. E.S.P. (before Central Hidroelectrica de Betania S.A. E.S.P. and its subsidiary)
We have audited the balance sheets of Emgesa S.A. E.S.P. (before Central Hidroelectrica de Betania S.A. E.S.P. and its subsidiary) (the “company”) as of December 31,2007 and 2006 and the related statements of income and cash flows for the three years in the period ended December 31, 2007, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts an disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Emgesa S.A. E.S.P. (before Central Hidroelectrica de Betania S.A. E.S.P. and its subsidiary) as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
As described in greater detail in Note 1 to the financial statements, dated August 17, 2007, the Office of the Superintendent of Corporations in Colombian authorized the merger through absorption between Central Hidroeléctrica de Betania S.A. E.S.P. and Emgesa S.A. E.S.P., being the first, i.e., Central Hidroeléctrica de Betania S.A. E.S.P. the absorbing company and Emgesa S.A. E.S.P. the company absorbed.”
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2007 and the determination of shareholders’ equity at December 31,2007 and 2006 to the extent summarized in Note 30.
/s/ Carlos Eduardo Tovar R.
Carlos Eduardo Tovar R.
Bogotá, Colmbia, March 7, 2008
DELOITTE & TOUCHE LTDA.

Auditoría.lmpuestos.Consultoría.Finanzas Corporativas.	Una firma miembro de
Deloitte Touche Tohmatsu

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Director and Stockholders of
Endesa Brasil S.A.
We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the three month period ended December 31, 2005 and for each of the two years in the period ended December 31, 2007, expressed in constant Chilean pesos (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as of and for the years ended December 31, 2006 and 2007, of certain of the Company’s consolidated subsidiaries (hereinafter referred to as the “Companies”), which statements reflect total assets constituting 34.46% and 30.63% of consolidated total assets at December 31, 2006 and 2007, respectively and total revenues constituting 9.92% , 27.21% and 36.32% of consolidated total revenues for the three month period ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 50.87% and 54.43% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2006, and 2007 and total net income constituting 60.52%, 56.77% and 55.31%, of consolidated U.S. GAAP basis net income for the three month period ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. Such statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period ended December 31, 2005 and for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile.

Una firma miembro de
Deloitte Touche Tohmatsu

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the three month period ended December 31, 2005 and each of the two years in the period ended December 31, 2007, and the determination of shareholders’ equity as of December 31, 2006 and 2007, to the extent summarized in Note 24 to the consolidated financial statements.
/s/ Deloitte
Santiago, Chile
March 27, 2008

Una firma miembro de
Deloitte Touche Tohmatsu

•	Praia de Botafogo, 300 — 13° andar	•	Fone: (55) (21) 2109-1400
22250-040 — Rio de Janeiro, RJ Brasil			Fax: (55) (21) 2109-1400
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
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

•	Praia de Botafogo, 300 — 13° andar	•	Fone: (55) (21) 2109-1400
22250-040 — Rio de Janeiro, RJ Brasil			Fax: (55) (21) 2109-1400
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
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain-reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
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
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

•	Praia de Botafogo, 300 — 13° andar	•	Fone: (55) (21) 2109-1400
22250-040 — Rio de Janeiro, RJ Brasil			Fax: (55) (21) 2109-1400
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
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

•	Praia de Botafogo, 300 — 13° andar	•	Fone: (55) (21) 2109-1400
22250-040 — Rio de Janeiro, RJ Brasil			Fax: (55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN — Companhia de Interconexão Energética
We have audited the accompanying consolidated balance sheets of CIEN — Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Transportadora de Energía S.A. - TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets of 13 percent and 11 percent as of December 31, 2006 and 2007, respectively, and total revenues representing and 6 percent and 2 percent for each of the two years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energía S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, is based solely on the reports of the other auditors.
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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN — Companhia de Interconexão Energética and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, March 27, 2008
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

•	Praia de Botafogo, 300 — 13° andar	•	Fone: (55) (21) 2109-1400
22250-040 — Rio de Janeiro, RJ Brasil			Fax: (55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada — CDSA
We have audited the accompanying balance sheets of Centrais Elétricas Cachoeira Dourada - CDSA (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada — CDSA as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, March 27, 2008
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

•	Praia de Botafogo, 300 — 13° andar	•	Fone: (55) (21) 2109-1400
22250-040 — Rio de Janeiro, RJ Brasil			Fax: (55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza — CGTF
We have audited the accompanying balance sheets of Central Geradora Termelétrica Fortaleza
- CGTF (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza — CGTF as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, March 27, 2008
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

Deloitte & Touche S.R.L
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Transportadora de Energía S.A.:
We have audited the balance sheets of Transportadora de Energía S.A. (the “Company”) as of December 31, 2007 and 2006 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S.A. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 and 2006, to the extent summarized in Note 20.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, Argentina
March 27, 2008
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Deloitte & Touche S.R.L
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Compañía de Transmisión del Mercosur S.A.:
We have audited the balance sheets of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2007 and 2006 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 and 2006, to the extent summarized in Note 19.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, Argentina
March 27, 2008
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Endesa Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

		As of December 31,
	Note	2006	2007	2007
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Assets
Current assets:
Cash		22,936,504	19,397,212	39,037
Time deposits	4	99,136,606	44,272,635	89,099
Marketable securities		5,618,810	10,304,785	20,739
Accounts receivable, net	5a	157,721,629	211,209,592	425,063
Other accounts receivable, net	5a	57,855,162	60,045,262	120,842
Accounts receivable from related companies	6a	35,325,944	175,950,661	354,104
Inventories		21,917,484	52,288,016	105,231
Taxes receivables	7a	5,944,970	64,881,489	130,575
Prepaid expenses		4,398,121	4,581,127	9,220
Deferred income taxes	7b	2,284,599	2,884,566	5,805
Other current assets	8	39,569,290	27,822,980	55,994

Total current assets		452,709,119	673,638,325	1,355,709

Property, plant and equipment, net	9	4,457,718,916	4,165,428,072	8,382,998

Other assets:
Investments in related companies	10a	561,636,516	444,032,166	893,623
Investments in other companies	11	4,188,867	4,131,403	8,315
Long-term receivables	5a	74,178,594	83,285,957	167,615
Goodwill, net	12a	11,914,850	9,854,540	19,832
Negative goodwill, net	12b	(39,274,732)	(37,003,902)	(74,471)
Accounts receivable from related companies	6a	97,223,162	369	1
Other intangibles	13	27,585,462	25,257,477	50,831
Accumulated amortization of other intangibles	13	(9,616,732)	(9,895,864)	(19,916)
Other assets	14	40,565,737	28,649,269	57,657

Total other assets		768,401,724	548,311,415	1,103,487

Total assets		5,678,829,759	5,387,377,812	10,842,194

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Audited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

		As of December 31,
	Note	2006	2007	2007
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Liabilities and Shareholders’ equity
Current liabilities:
Short-term debt due to banks and financial institutions	15a	60,727,331	26,435,493	53,202
Current portion of long-term debt due to banks and financial institutions	15b	65,226,493	66,998,709	134,836
Current portion of bonds payable	16a	75,704,336	256,625,251	516,463
Current portion of long-term notes payable	16d	33,576,468	23,414,451	47,122
Dividends payable		27,875,625	23,525,437	47,345
Accounts payable		94,245,000	192,954,223	388,324
Miscellaneous payables		38,050,959	25,167,210	50,649
Accounts payable to related companies	6b	8,839,618	15,743,108	31,683
Accrued liabilities	17	26,608,330	29,534,342	59,438
Employee withholdings		12,991,660	19,960,444	40,171
Income taxes payable	7a	54,170,977	8,246,699	16,597
Deferred revenue		445,552	628,056	1,264
Other current liabilities		742,895	5,415,359	10,899

Total current liabilities		499,205,244	694,648,782	1,397,993

Long-term liabilities:
Long-term debt due to banks and financial institutions	15c	307,679,655	290,814,076	585,269
Bonds payable	16b	1,574,436,778	1,281,797,215	2,579,639
Long-term notes payable	16d	61,372,171	63,047,888	126,885
Miscellaneous payables		102,153,204	72,876,338	146,665
Accrued liabilities	17	32,221,885	27,858,328	56,065
Deferred income taxes	7b	146,670,076	158,941,619	319,873
Other long-term liabilities		23,609,577	26,284,340	52,898

Total long-term liabilities		2,248,143,346	1,921,619,804	3,867,294

Commitments and contingencies	26
Minority interest	18a	1,004,392,388	886,882,586	1,784,867

Shareholders’ equity:	19
Stated capital		1,222,877,948	1,222,877,948	2,461,064
Additional paid-in capital – share premium		239,882,687	239,882,687	482,768
Other reserves	19d	(39,677,774)	(161,988,361)	(326,004)
Deficit from development stage companies	3	(325,438)	—	—
Retained earnings	3	300,763,982	391,015,096	786,925
Net income		203,567,376	192,439,270	387,287

Total Shareholders’ equity		1,927,088,781	1,884,226,640	3,792,040

Total Liabilities and Shareholders’ equity		5,678,829,759	5,387,377,812	10,842,194

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Audited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

		For the year ended December 31,
	Note	2005	2006	2007	2007
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (b))
Operating income:
Sales		1,231,472,764	1,436,067,876	1,726,963,925	3,475,546
Cost of sales		(756,182,971)	(851,961,274)	(1,119,053,180)	(2,252,115)

Gross profit		475,289,793	584,106,602	607,910,745	1,223,431
Administrative and Selling expenses		(42,302,319)	(42,300,328)	(37,080,644)	(74,625)

Operating income		432,987,474	541,806,274	570,830,101	1,148,806

Non-operating income and expense:
Interest income		17,053,354	15,914,237	23,274,703	46,841
Equity participation in income of related companies	10a	23,437,767	45,612,958	46,947,141	94,482
Other non-operating income	20a	36,493,470	32,185,253	17,916,307	36,057
Equity participation in losses of related companies	10a	(8,558,076)	(134,473)	(57,399,943)	(115,519)
Goodwill amortization	12 a	(1,498,305)	(1,012,592)	(910,091)	(1,832)
Interest expense		(196,057,317)	(184,640,966)	(177,528,830)	(357,280)
Other non-operating expenses	20b	(58,760,333)	(46,791,732)	(85,250,850)	(171,569)
Price-level restatement, net	21	1,445,210	1,597,565	8,854,382	17,820
Foreign currency translation, net	22	16,339,702	3,874,962	16,611,944	33,432

Non-operating loss		(170,104,528)	(133,394,788)	(207,485,237)	(417,568)

Income before income taxes		262,882,946	408,411,486	363,344,864	731,238

Income taxes	7	(100,832,950)	(140,540,151)	(113,413,498)	(228,247)

Income before minority interest		162,049,996	267,871,335	249,931,366	502,991

Minority interest	18b	(57,534,622)	(70,788,191)	(61,874,172)	(124,523)

Income before amortization of negative goodwill		104,515,374	197,083,144	188,057,194	378,468
Amortization of negative goodwill	12b	16,788,712	6,484,232	4,382,076	8,819

Net income		121,304,086	203,567,376	192,439,270	387,287

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

	Number of		Additional paid-	Development stage	Other
	outstanding shares	Stated capital	in capital	companies (3)	reserves	Retained earnings	Net income	Total
	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2005	8,201,755	1,076,448,692	211,158,771	—	23,237,060	174,264,702	83,788,756	1,568,897,981
Reclassification of prior year net income	—	—	—	—	—	83,788,756	(83,788,756)	—
Price-level restatement of capital	—	38,752,153	7,601,716	—	836,534	8,002,741	—	55,193,144
Dividends	—	—	—	—	—	(33,873,246)	—	(33,873,246)
Reorganization of entities under common control (2)	—	—	—	—	(33,694,515)	—	—	(33,694,515)
Cumulative translation adjustment	—	—	—	—	(24,887,528)	—	—	(24,887,528)
Net income	—	—	—	—	—	—	110,622,993	110,622,993
As of December 31, 2005	8,201,755	1,115,200,845	218,760,487	—	(34,508,449)	232,182,953	110,622,993	1,642,258,829

As of December 31, 2007 (1)	8,201,755	1,222,877,948	239,882,687	—	(37,840,379)	254,601,145	121,304,086	1,800,825,487

As of January 1, 2006	8,201,755	1,115,200,845	218,760,487	—	(34,508,449)	232,182,953	110,622,993	1,642,258,829
Reclassification of prior year net income	—	—	—	—	—	110,622,993	(110,622,993)	—
Price-level restatement of capital	—	23,419,218	4,593,970	—	(724,677)	6,047,727	—	33,336,238
Dividends	—	—	—	—	—	(47,734,212)	—	(47,734,212)
Reorganization of entities under common control (2)	—	—	—	—	(6,410,324)	—	—	(6,410,324)
Cumulative translation adjustment	—	—	—	—	4,699,526	—	—	4,699,526
Accumulated deficit of development stage companies	—	—	—	(303,015)	—	—	—	(303,015)
Interim dividends	—	—	—	—	—	(21,078,509)		(21,078,509)
Net income	—	—	—	—	—	—	189,541,318	189,541,318
As of December 31, 2006	8,201,755	1,138,620,063	223,354,457	(303,015)	(36,943,924)	280,040,952	189,541,318	1,794,309,851

As of December 31, 2007 (1)	8,201,755	1,222,877,948	239,882,687	(325,438)	(39,677,774)	300,763,982	203,567,376	1,927,088,781

As of January 1, 2007	8,201,755	1,138,620,063	223,354,457	(303,015)	(36,943,924)	280,040,952	189,541,318	1,794,309,851
Reclassification of prior year net income	—	—	—	—	—	189,541,318	(189,541,318)	—
Price-level restatement of capital	—	84,257,885	16,528,230	—	(2,733,849)	28,626,028	—	126,678,294
Dividends	—	—	—	—	—	(88,907,020)	—	(88,907,020)
Reorganization of entities under common control (2)	—	—	—	—	(94,522,106)	—	—	(94,522,106)
Cumulative translation adjustment	—	—	—	—	(27,788,482)	—	—	(27,788,482)
Accumulated deficit of development stage companies (3)	—	—	—	303,015	—	(303,015)	—	—
Interim dividends	—	—	—	—	—	(17,983,167)	—	(17,983,167)
Net income	—	—	—	—	—	—	192,439,270	192,439,270

As of December 31, 2007	8,201,755	1,222,877,948	239,882,687	—	(161,988,361)	391,015,096	192,439,270	1,884,226,640

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Audited Consolidated Statements of Shareholders’ Equity
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2007

(2)	As a result of a reorganization of entities under common control the movements in other reserves accounted for in a manner similar to the pooling-of-interest method are as follows:

Transaction	2005	2006	2007
	ThCh$	ThCh$	ThCh$
	(historic)	(historic)

Creation of Endesa Brasil (Note 10 c. (i))	(33,694,515)	—	—
Merger Edegel- Etevensa (Note 10 d. (iii))	—	(9,599,504)	—
Liquidation of CESA (Note 10 e. (v))	—	3,189,180	—
Merger Betania and Emgesa (Note 10 c. (v))	—	—	(94,522,106)

Total	(33,694,515)	(6,410,324)	(94,522,106)

(3)	See Note 3
The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

	Years Ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from operating activities:
Net income	121,304,086	203,567,376	192,439,270	387,287
(Gain) loss on sales of property, plant and equipment	(4,037,885)	(3,384,553)	(378,964)	(763)
(Gain) on sales of investments	—	—	(3,077,984)	(6,194)
Charges (credits) to income which do not represent cash flows:
Depreciation	186,931,777	188,279,191	192,975,973	388,368
Amortization of intangibles	1,315,574	1,189,822	1,221,526	2,458
Write-offs and Provisions	2,557,947	28,052	142,111	286
Equity participation in income of related companies	(23,437,767)	(45,612,958)	(46,947,141)	(94,482)
Equity participation in losses of related companies (see Note 10 g)	8,558,076	134,473	57,399,943	115,518
Amortization of goodwill (see Note 12 a))	1,498,305	1,012,592	910,091	1,832
Amortization of negative goodwill	(16,788,712)	(6,484,232)	(4,382,076)	(8,819)
Price-level restatement, net	(1,445,210)	(1,597,565)	(8,854,382)	(17,820)
Foreign currency transaction, net	(16,339,702)	(3,874,962)	(16,611,944)	(33,432)
Dividends received from equity method investees	2,538,472	18,210,647	45,943,044	92,461
Other credits to income which do not represent cash flows	(11,809,692)	(649,249)	(1,080,365)	(2,174)
Other charges to income which do not represent cash flows	25,209,145	7,434,952	3,460,250	6,964
Income attributable to minority interest	57,534,622	70,788,191	61,874,172	124,523
Changes in assets which affect cash flows:
Increase in trade receivables	(17,072,411)	(103,113,544)	(127,454,962)	(256,505)
Decrease (increase) in inventory	(9,890,099)	4,685,614	(27,366,355)	(55,075)
Increase in other assets	(5,590,121)	(16,689,262)	(50,382,137)	(101,395)
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	(56,468,676)	61,930,310	208,202,601	419,011
Increase (decrease) in interest payable	1,735,368	(1,769,977)	(18,668,621)	(37,571)
Increase (decrease) in income tax payable	37,397,891	65,461,873	17,633,626	35,488
Increase (decrease) in other accounts payable associated with non-operating results	44,038,502	3,471,496	12,074,914	24,301
Net (decrease) increase in value added tax and other payables	(30,652,744)	8,169,943	(69,227,594)	(139,321)

Net cash flows provided by operating activities	297,086,746	451,188,230	419,844,996	844,946

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Audited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)

	Years Ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from financing activities:
Proceeds from the issuance of debt	93,739,237	572,989,387	166,129,275	334,338
Proceeds from bond issuances	87,098,632	49,967,139	152,731,371	307,375
Proceeds from loans obtained from related companies	44,022,446	36,212,674	39,720,481	79,938
Dividends paid	(92,317,381)	(122,766,581)	(236,721,721)	(476,407)
Distributions of capital by foreign subsidiaries	(88,770,792)	—	—	—
Repayment of debt	(349,298,485)	(386,310,964)	(159,497,630)	(320,992)
Repayment of bonds	(50,262,447)	(289,417,920)	(108,256,679)	(217,868)
Payment of loans obtained from related companies	(42,559,152)	(5,657,822)	—	—
Other disbursements for financing	(4,157,140)	(1,258,713)	(1,029,343)	(2,072)

Net cash used in financing activities	(402,505,082)	(146,242,800)	(146,924,246)	(295,688)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	4,636,512	19,680,044	2,979,081	5,995
Payments related to loans to related companies	36,272,115	13,764,934	—	—
Other receipts from investments (1)	7,082,628	1,113,014	43,172,429	86,885
Additions to property, plant and equipment	(64,455,805)	(182,671,177)	(207,029,784)	(416,651)
Long-term investments	(16,579,083)	(22,567,961)	(38,183,886)	(76,846)
Proceeds from sales of long-term investments	—	53,047	8,373,539	16,852
Liquidation of subsidiary (2)	—	(4,425,890)	—	—
Other loans granted to related companies	(27,395,818)	(44,582,287)	(81,839,056)	(164,703)
Other disbursements related to investing activities (1)	—	—	(43,666,808)	(87,879)

Net cash used in investing activities	(60,439,451)	(219,636,276)	(316,194,485)	(636,347)

Net cash flow for the year	(165,857,787)	85,309,154	(43,273,735)	(87,089)
Effect of price-level restatement and exchange rate difference on cash and cash equivalents	(6,069,724)	(7,508,827)	(22,762,635)	(45,810)

Net increase in cash and cash equivalents	(171,927,511)	77,800,327	(66,036,370)	(132,899)
Cash and cash equivalents — Beginning of year	261,148,366	89,220,855	167,021,182	336,133

Cash and cash equivalents — End of year	89,220,855	167,021,182	100,984,812	203,234

(1)	See Note 24

(2)	See Note 10 e. (iv). As a result of the liquidation of CESA, cash amounting to ThCh$ 4,425,890 was transferred to CESA’s other shareholder, Endesa Internacional S.A.
The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
1.	Description of Business:
Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”, NYSE: EOC) is an open stock company domiciled in Chile. The Company predominantly generates revenues with power generation, also provides engineering services and operates a road tunnel under public concession. It is a publicly traded company, regulated by the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in 1994.
As of December 31, 2007 the Company’s only subsidiary that is regulated by the SVS is Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”).
The Company is a subsidiary of Enersis S.A. (NYSE: ENI), which held 59.98% of the Company’s outstanding shares as of December 31, 2007.
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
In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be transferred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best available information, including using modeling and other valuation techniques.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:
The accompanying financial statements reflect the consolidated results of operations of Endesa Chile and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Prior to the adoption of Circular 1819 issued by the SVS (see note 3), investments in companies in the development stage were accounted for using the equity method, except that income or losses were included directly in equity instead of being reflected in the Company’s consolidated statement of income. The Company consolidates the financial statements of companies in which it directly or indirectly exercises control through a majority of the voting shares, provided that there are no substantive minority participating rights that prevent control. Majority-owned companies in which Endesa Chile does not exercise management control due to restrictions concerning the control of assets and management (“unconsolidated affiliates”) are accounted for under the equity method. The detail of consolidated companies is as follows:

	Percentage participation in voting rights as of December 31,
Company name	2005	2006	2007
	Total	Total	Direct	Indirect	Total
Enigesa S.A. (Chile)	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (1) (Chile)	100.00	100.00	98.75	1.25	100.00
Pehuenche S.A. (Chile)	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A (Argentina)	99.99	99.99	99.66	0.33	99.99
Endesa Chile Internacional (Chile) (2)	100.00	100.00	—	—	—
Pangue S.A.(3) (Chile)	94.99	94.99	94.98	0.01	94.99
Central Hidroeléctrica Betania S.A. (4)(Colombia)	85.62	99.99	—	—	—
Endesa Brasil Participacoes Ltda. (Brazil)	100.00	100.00	5.00	95.00	100.00
Capital de Energía S.A. (5) (Colombia)	51.00	—	—	—	—
Compañía Eléctrica Cono Sur S.A. (Panama)	100.00	100.00	100.00	—	100.00
Emgesa S.A (6), (8) (Colombia)	51.32	23.45	1.44	25.43	26.87
Compañía Eléctrica San Isidro S.A. (7) (Chile)	100.00	100.00	100.00	—	100.00
Edegel S.A. (9) (Peru)	63.56	55.44	—	55.44	55.44
Generandes Perú S.A. (Peru)	59.63	59.63	—	59.63	59.63
Compañía Eléctrica Tarapacá S.A. (Chile)	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A. (Chile)	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada (Brazil)	100.00	100.00	—	100.00	100.00
Endesa Eco S.A. (Chile) (10)	100.00	100.00	99.99	0.01	100.00
Hidroinvest S.A. (Argentina) (11)	69.93	69.93	41.94	54.15	96.09
Hidroeléctrica El Chocón S.A. (Argentina) (12)	65.19	65.19	2.48	65.19	67.67
Endesa Costanera S.A. (Argentina) (13)	64.26	64.26	12.33	57.44	69.77
Southern Cone Power Argentina S.A (Argentina) (14)	—	—	98.00	2.00	100.00
Central Eólica Canela S.A. (Chile) (15)	—	—	—	75.00	75.00
Túnel El Melón S.A. (Chile) (16)	99.96	99.96	99.99	0.01	100.00

(1)	See Note 10 (c.) (ii.).

(2)	See Note 10 (c.) (iv.)

(3)	See Note 10 (d.) (ii.)

(4)	See Note 10 (c.) (v.), Note 10 (d) (iv.)

(5)	See Note 10 (e.) (iv.)

(6)	Endesa Chile exercises control over this company pursuant to a shareholders’ agreement

(7)	See Note 10 (c.) (iii.), Note 10 (d) (i.) and Note 10 (e) (ii.)

(8)	See Note 10 (c.) (v), Note 10 (d) (iv.), Note 10 (e) (iv)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

(9)	See Note 10 (d.) (iii.)

(10)	See Note 10 (b.) (i.)

(11)	See Note 10 (d.)(vi.)

(12)	See Note 10 (d.) (vi.)

(13)	See Note 10 (d.) (v.)

(14)	See Note 10 (d.) (v.)

(15)	See Note 10 (b.) (iv.)

(16)	See Note 10 (d.) (vii.)
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

	Percentage of economic participation as of December 31,
	2005	2006	2007
	%	%	%

Emgesa S.A. (1)	22.36	23.45	26.87
Edegel S.A. (2)	37.90	33.06	33.06
Capital de Energía S.A. (3)	43.59	—	—
Hidroeléctrica El Chocón S.A. (4)	47.45	47.45	65.37

(1)	See Note 10 (c.) (v), Note 10 (d) (iv.), Note 10 (e) (iv); subsequent to the mergers in 2007, voting rights are equal to economic interest

(2)	See Note 10 (d.) (iii.)

(3)	See Note 10 (e.) (iv.)

(4)	See Note 10 (d.) (vi.)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

b)	Constant currency restatement:
The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2007 was approximately 13.1%.
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
The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	Index	November 30,

November 30, 2005	100.00	3.6%
November 30, 2006	102.10	2.1%
November 30, 2007	109.67	7.4%
By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over Previous
	Index	December 31,

December 31, 2005	100.00	3.7%
December 31, 2006	103.67	2.6%
December 31, 2007	111.76	7.8%

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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

Ch$

December 31, 2005	17,974.81
December 31, 2006	18,336.38
December 31, 2007	19,622.66
Comparative financial statements
For comparative purposes, the historical December 31, 2005 and 2006 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2007. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2006 as follows:

Year	Change in Index

2005	9.7%	(1)
2006	7.4%	(2)

(1)	Equivalent to the amounts for 2005 multiplied by the change in the CPI for 2006, then by the change in the CPI for 2007.

(2)	Equivalent to the amounts for 2006 multiplied by the change in the CPI for 2007.
This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.
Convenience translation to US dollars
The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2007 of Ch$ 496.89 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

c)	Assets and liabilities denominated in foreign currencies:
Assets and liabilities denominated in foreign currencies are detailed in Note 28. These amounts have been stated at the observed rates of exchange reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2005	2006	2007
		Ch$	Ch$	Ch$

United States dollar (observed)	US$	512.50	532.39	496.89
British pound sterling		£880.43	1,041.86	989.43
Colombian Peso	$ Col.	0.22	0.24	0.25
New Peruvian Sol	Soles	149.42	166.58	165.85
Brazilian real	Rs	219.02	249.01	280.52
Japanese yen		¥4.34	4.47	4.41
Euro		€606.08	702.08	730.94
Argentine peso	$ Arg.	181.92	173.87	157.79

Index	Symbol used	2005	2006	2007
		Ch$	Ch$	Ch$

“Unidad de Fomento”	UF	17,974.81	18,336.38	19,622.66
Annual Tax Unit	UTA	378,852	386,472	410,664

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

d)	Time deposits, Repurchase Agreements and Marketable securities:
Time deposits and repurchase agreements are presented at cost plus accrued interest and UF indexation adjustments, as applicable. Marketable securities consist primarily of mutual funds and are stated at market value.
e)	Accounts receivable and Allowance for doubtful accounts:
Accounts receivable are generally recorded at their nominal values and are classified as current or long-term, depending on their collection terms. Long-term receivables not bearing interest or bearing and unreasonable interest rate are discounted using a reasonable interest rate. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The Company establishes its allowance for doubtful accounts based on the aging of the accounts and prior experience with specific accounts.
f)	Inventories:
Inventories primarily include fuel for the generation of electricity and are valued at the lower of price-level restated average cost or net realizable value. In addition to production materials and wages, production costs include material and production overheads, based on normal capacity. Cost of sale is determined by using the weighted average method. Inventory risk resulting from excess and obsolescence are provided for by appropriate valuation allowances.
g)	Property, plant and equipment:
Until 1980, property, plant and equipment were valued at net replacement cost as determined by the Chilean Superintendence of Electricity and Fuels adjusted for price-level restatement in accordance with Decree Law N° 4 of 1959.
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
Property, plant and equipment under capital leases is recorded at the present value of the aggregated future minimum lease payments or at the fair value of the asset leased, whichever is lower. Assets under capital lease are amortized over the lease term or the useful life of the asset, whichever is lower.
When the Company’s operations are not expected to produce sufficient net cash flows on a discounted basis to recover the net carrying value of all property, plant and equipment (including property, plant and equipment under capital lease), the book values of those assets are reduced to their net recoverable values with a charge to non-operating expense. The Company has not identified impairment of its property, plant and equipment for the years ended December 31, 2005, 2006 and 2007.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

h)	Leasing
Property, plant and equipment under capital leases is recorded at the present value of the aggregated future minimum lease payments or at the fair value of the asset leased, whichever is lower. Assets under capital lease are amortized over the lease term or the useful life of the asset, whichever is lower and are recorded in the caption Other property, plant and equipment.
If at its inception a lease meets one or more of the following four criteria, the lease is classified as a capital lease. Otherwise, it is classified as an operating lease:
a. The lease transfers ownership of the property to the lessee by the end of the lease term
b. The lease contains a bargain purchase option.
c. The lease term is equal to 75 percent or more of the estimated economic life of the leased property.
d. The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the excess of the fair value of the leased property.
At the inception of a lease, the Company determines the lease term by assuming the exercise of those renewal options that are reasonably assured because of the significant economic penalty that exists for not exercising those options. The exercise of lease renewal options is at the Company’s sole discretion. Lease incentives and increases are amortized on a straight-line basis over the lease term or over the useful life of the respective item, when less than remaining lease period.
i)	Depreciation:
Depreciation expense is generally calculated on the price-level restated balances using the straight-line method over the estimated useful lives of the assets. Depreciation of assets recorded under capital lease is included in depreciation expense.
Certain property, plant and equipment is depreciated using the unit-of-production method when this method better reflects the depreciation expenses of these assets.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

j)	Investments in related companies:
The Company classifies an investment as investment in related companies, when it has the ability to exercise significant influence over the operations. Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on an accrual basis (Note 10).
The Company assesses its ability to recover the carrying amounts of its investments in related companies accounted for under the equity method, whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. This assessment requires determining the fair values of the equity method investments. Fair value is determined using valuation methodologies, including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. A write down is recorded in case the fair value is less than the carrying value and the decline in value is considered to be other than temporary. As indicated in Note 10 (g), the Company during the year ended December 31, 2007 recorded an impairment of its investment in Inversiones Gas Atacama Holding Limitada amounting to ThCh$ 48,890,387 as a result of an other-than-temporary impairment of the investment. The impairment charge includes a write down of the investment to its recoverable amount and impairment of goodwill which was recorded over the investment. (see Note 12a).
Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (see Note 2 (k)).
k)	Foreign investments:
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
The Company has evaluated the recoverability of its foreign investments as required by Technical Bulletin No. 33 and No 42 of the Chilean Association of Accountants. The result of the valuation was that no foreign investment was impaired as of December 31, 2005, 2006 and 2007.
l)	Other intangibles:
Intangibles, other than goodwill, correspond primarily to easements and rights for the use of waterways and are amortized on a straight-line basis over periods not exceeding 40 years in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants. Intangibles are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recovered.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

m)	Goodwill and negative goodwill:
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
Whenever events or changes in circumstances indicate that goodwill recorded might be impaired, the Company performs a goodwill impairment test. Goodwill is tested for impairment on the level of cash generating units (CGU).
The testing of goodwill for impairment involves two steps:
1.
The first step is to compare each CGU’s fair value with its carrying amount, including goodwill. The CGU’s fair value is determined using market prices, or, if not available, valuation techniques including discounted cash flow approaches. If a CGU’s carrying amount exceeds its fair value, an indicator for goodwill impairment exists and step two is performed.

2.
The second step is to compare the implied fair value of goodwill with its carrying amount. The implied fair value represents the excess of the CGU’s net identifiable assets over the CGU’s net assets at fair value. Any excess of the carrying amount of goodwill over its implied fair value is recorded as impairment loss, writing down the carrying amount of goodwill to its implied fair value.

During the year ended December 31, 2007, the Company recorded an impairment of goodwill recorded over its equity method investment in Inversiones Gas Atacama Limitada amounting to ThCh$ 62,675. (See Note 10 g) and 12 a).
Goodwill related to investments accounted for under the equity method is tested for impairment together with the related investment, as if goodwill formed part of the carrying amount of the investment. See Note 2 j).

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

n)	Revenue recognition:
Revenues are generally recognized upon delivery of products to customers or fulfillment of services. Delivery has occurred when the risk and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. The following is a description of the Company’s major revenue recognition policies in the various segments:
Core Energy Business:
Revenues from the sale of electricity are recognized when earned on the basis of contractual arrangements with the customers, reflecting the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of the last meter reading and year end. This electricity supplied and unbilled at each year-end is valued at the selling price using the current rates and has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations.
Other Services:
The Company recognizes revenue generated from engineering and inspection services and highway tolls at the time the related services are provided, persuasive evidence of the arrangements exists, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured.
o)	Current and deferred income taxes:
The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the year in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. For the years ended December 31, 2005, 2006 and 2007, the Company recorded current tax expense according to the tax laws and regulations within each country of ThCh$ 65,947,139, ThCh$ 106,770,834 and ThCh$ 80,005,217, respectively.
The valuation allowances reflect amounts, which relate to deferred tax assets that management believes will more likely than not expire without benefit. In future periods, management’s estimates of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowance may increase or decrease.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:

p)	Accrued vacation expense:
In accordance with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on an accrual basis.
q)	Staff severance indemnity:
The severance indemnity that the Company is obliged to pay at all event under collective bargaining agreements to its employees who have completed 15 years of service, is recorded based on the projected benefit obligation, using a discount rate at which the obligations could be effectively settled.
r)	Pension and post-retirement benefits:
Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate at which the obligations could be effectively settled.
s)	Other provisions:
Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonable estimated.
t)	Statements of cash flows:
The Consolidated Statements of cash flow have been prepared using the indirect method. For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes. Cash and cash equivalents presented in the consolidated statements of cash flows include cash, time deposits, and other balances classified as current assets with an original maturity of 90 days or less at the time purchased and are detailed as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash	10,990,894	22,936,504	19,397,212
Time deposits	66,306,742	99,136,606	44,272,635
Repurchase agreements	9,871,580	39,333,717	27,015,926
Marketable securities	2,051,639	5,614,355	10,299,039

Total cash and cash equivalents	89,220,855	167,021,182	100,984,812

u)	Bonds:
Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 16). Discounts on the bond issuances of Endesa Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$ 9,600,354and ThCh$ 6,908,551 as of December 31, 2006 and 2007, respectively, presented in “Other assets” (see Note 14).

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
2.	Summary of Significant Accounting Policies, continued:
v)	Financial derivative contracts:
As of December 31, 2006 and 2007, the Company has forward contracts, currency swaps, interest rate swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Financial derivative contracts are valued at estimated fair values, with certain gains and losses deferred until settlement if the instrument qualifies as a hedge, at which time such amounts are included in earnings as “Other non-operating income and expense” upon the expiration of the contract.
w)	Research and development costs:
Costs incurred in research and development by the Company that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific and approved construction projects are capitalized. Research and development costs are expensed as incurred and recorded as other operating expenses.
x)	Computer software:
The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.
y)	Cost of sales and administrative and selling expenses:
The cost of sales line item in the Consolidated Statements of Income includes the cost of the following items: purchased energy and power, materials and fuel used in our operations, tolls, energy transportation, direct production salaries, production related depreciation and amortization, and maintenance of productive assets and other costs of operations. The administrative and selling expenses line item in the Consolidated Statements of Income includes the cost of the following items: general administration of the Company, office supplies and materials, overhead salaries, the allowance for doubtful accounts, amortization and depreciation of assets that are not used in or directly attribuible to the production process.
z)	Cost recovery:
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
aa)	Advertising costs:
Advertising costs are expensed as incurred. During the years ended December 31, 2005, 2006 and 2007, the Company recorded ThCh$ 468,660, ThCh$ 523,644 and ThCh$ 297,907 of advertising expense in the income statement in the administrative and selling expense line.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
3.	Change in accounting policy
During the year ended December 31, 2007, the Company adopted Circular 1819 issued by the SVS, which requires the consolidation of subsidiaries in the development stage and the recognition of income from development stages in consolidated income rather than in a special component of equity. As a consequence of the adoption of Circular 1819 amounts of gains or losses which had been previously accumulated in this special component of equity were reclassified to the retained earnings balance as of January 1, 2007. The amount reclassified as of January 1, 2007 amounted to ThCh$ 325,438. Pursuant to the transitory provision of Circular 1819, prior year income statement and balance sheet were not restated.
Reclassifications in the Balance Sheet:
The Company has reclassified the following amounts in presentation as of December 31, 2007:

	Amount ThCh$		Amount ThCh$
From Account	Credit (Debit)	To Account	Credit (Debit)

Technical revaluation of fixed assets	(58,408,028)	Buildings and Infrastructure	58,408,028
Income tax	(3,428,160)	Recoverable tax	3,428,160
Other non-current liabilities	352,011	Investments in related companies	(352,011)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
4.	Time deposits:
Time deposits as of December 31, 2006 and 2007 and the applicable annual interest rates and scheduled maturities as of December 31, 2007 are as follows:

	Annualized
	Interest	Scheduled	As of December 31,
Financial Institution	Rates	Maturity	2006	2007
	%		ThCh $	ThCh$

Banco Galicia	2.06	January 2, 2008	2,040,457	733,650
Banco Itau Corp Plus	2.06	January 2, 2008	505,122	864,705
Banco Río de la Plata	2.06	January 2, 2008	7,708,848	34,782
Banco Santander	1.6	January 2, 2008	120,973	230,807
Fidubogotá	6.98	January 2, 2008	—	21,539
Banco Rio	2.06	January 2, 2008	—	2,737,708
Bank of America	3.17	January 2, 2008	10,813,619	3,269,537
Citibank	3.25	January 2, 2008	21,383,869	2,918,061
Citibank N.A. (Overnight)	3.7	January 2, 2008	—	25,914,600
Citibank New York	6.85	January 2, 2008	3,517,217	7,470,924
Corficolombiana Multiplicar	8.57	January 2, 2008	3,360,227	7,516
Corficolombiana Valor Plus	7.46	January 2, 2008	8,952,792	62,704
Fiducolombia	8.44	January 2, 2008	7,120,679	6,102
Banco Boston	—	—	14,005	—
Banco Continental	—	—	9,031,979	—
Fiduoccidente	—	—	248,867	—
Fondeos	—	—	17,472,383	—
Banco Frances	—	—	959,791	—
Banco Nationale de Paris	—	—	63,491	—
Pension Fund Correval	—	—	6,311	—
CDT Otros	—	—	259,389	—
Fund Surenta	—	—	2,816,788	—
FAM Fondo Ganadero	—	—	769	—
FCE efectivo BBVA	—	—	112,925	—
FCO sumar	—	—	239,732	—
Fund Surgir	—	—	2,356,388	—
HSBC Argentina	—	—	27,637	—
Serfinco	—	—	2,348	—

Total			99,136,606	44,272,635

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
5.	Accounts receivable and other receivables:
a.	Current accounts receivable, other receivables and related allowances for doubtful accounts as of December 31, 2006 and 2007 are as follows:

	As of December 31,
	2006				2007
	Under 90	91 days			Under 90	91 days to
Account	days	to 1 year	Allowance	Total	Days	1 year	Allowance	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts Receivable	156,584,369	2,944,095	(1,806,835)	157,721,629	206,742,345	5,718,569	(1,251,322)	211,209,592

Other Receivables (1)	54,714,003	4,143,252	(1,002,093)	57,855,162	58,068,399	2,814,908	(838,045)	60,045,262

Total	211,298,372	7,087,347	(2,808,928)	215,576,791	264,810,744	8,533,477	(2,089,367)	271,254,854

Long-term receivables as of December 31, 2006 and 2007 are ThCh$ 74,178,594 and ThCh$ 83,285,957, respectively, net of valuation allowance of ThCh$ 0 and ThCh$ 0, respectively. To the extent long-term receivables do not bear interest or an unreasonable interest rate, they are discounted to their present value using a reasonable interest rate.

(1)
As of December 31, 2006 and 2007 the balances include amounts of ThCh$ 31,241,992 and ThCh$ 29,343,531, respectively that will be reimbursed to Endesa Chile and its subsidiaries for transmission line use.

b.	Current and long-term accounts receivable, net of Allowances for Doubtful Accounts, by country as of December 31, 2006 and 2007 are as follows:

	As of December 31,
Country	2006		2007
	ThCh$	%	ThCh$	%

Chile	113,496,566	39.17%	150,146,254	42.35%
Peru	31,355,196	10.82%	15,658,545	4.42%
Argentina	94,587,267	32.64%	119,948,252	33.83%
Colombia	44,470,809	15.35%	52,118,791	14.70%
Panama (1)	5,845,547	2.02%	16,668,969	4.70%

Total	289,755,385	100.00%	354,540,811	100.00%

(1)	Country of incorporation of the wholly-owned subsidiary Compañía Eléctrica Cono Sur S.A.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
5.	Accounts receivable and other receivables, continued:
c.	Changes in the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Beginning balance	3,817,020	3,482,422	2,808,928
Charged to expense	183,683	397,593	470,532
Write-offs	(146,980)	(554,318)	(645,190)
Price-level restatement and conversion adjustment	(371,301)	(516,769)	(544,903)

Ending balance	3,482,422	2,808,928	2,089,367

d.	Sales recorded but not invoiced are ThCh$ 81,378,073 ThCh$ 102,489,278 and ThCh$ 150,181,755 as of December 31, 2005, 2006 and 2007, respectively.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
6.	Transactions with Related Companies:
If not stated otherwise, the balances of current accounts receivable and payable correspond principally to:
•	Sales and purchases of electricity and various services, which have payment terms of 30 days and are not adjustable.

•	Operating loans, which have adjustment clauses and bear interest.
Balances of accounts receivable and payable classified according to the nature of the related company transaction are as follows as of December 31, 2006 and 2007:
a.	Notes and accounts receivable from related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Transmisora Eléctrica de Quillota Ltda.	3,097	1,855,524	—	—
Atacama Finance Co. (1)	66,117	89,682,080	97,222,766	—
Cía de Energía del Mercosur S.A.	1,304,754	1,596,912	—	—
Chilectra S.A.	17,277,165	17,265,900	396	369
Cía. Interconexión Energética S.A.	891,479	749,359	—	—
Codensa S.A.	14,819,700	19,076,824	—	—
Edelnor S.A.	3,571	2,527,408	—	—
Empresa Eléctrica Piura S.A.	115,539	90,337	—	—
Enersis S.A.	95,591	81,054	—	—
Endesa Brasil S.A.	—	54,596	—	—
Gasoducto Tal Ltda.	2,119	180	—	—
Gas Atacama Generación Ltda.	65,906	18,421	—	—
GNL Quintero S.A. (2)	—	40,175,603	—	—
Cachoeira Dourada S.A.	154	—	—	—
Central Generadora Termoeléctrica de Fortaleza S.A.	98,094	1,792	—	—
Cam Colombia Ltda.	68,820	57,683	—	—
Synapsis Soluciones y Servicios IT Ltda.	13,684	13,569	—	—
Endesa Internacional S.A.	28,320	12,669	—	—
GNL Chile S.A.	—	1,873,672	—	—
Gasoducto Atacama Chile S.A.	304,823	13,096	—	—
Consorcio Ara – Ingendesa Ltda.	158,496	50,423	—	—
Centrales Hidroeléctricas de Aysén S.A.	—	752,836
Sociedad Consorcio Ingendesa Ara Ltda.	8,515	723	—	—

Total	35,325,944	175,950,661	97,223,162	369

(1)
The receivables from Atacama Finance Co. correspond to a sponsor loans given by Compañía Eléctrica Cono Sur S.A. originally for the purpose of financing construction works of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are denominated in US dollars, bear weighted average interest of 7.5% and mature in September 2008.

(2)	The receivable from GNL Quintero S.A. represents a sponsor loan to finance the investee’s operations and are denominated in US$ . They bear interests of 5.56% p.a. and mature in 2008.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
6.	Transactions with Related Companies, continued:

b.	Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Cachoeira Dourada S.A.	14,623	—	—	—
Compañía de Energía del Mercosur S.A.	15,499	10,281,404	—	—
Compañía de Transmisión del Mercosur S.A.	891,479	749,359	—	—
Chilectra S.A.	49,401	108,590	—	—
Codensa S.A.	3,662,827	2,845,969	—	—
Enersis S.A. (3)	260,877	271,505	—	—
Synapsis Soluciones y Servicios IT Ltda.	817,124	583,572	—	—
Transmisora Eléctrica de Quillota Ltda.	—	32,184	—	—
Compañía Americana de Multiservicios Ltda.	448	84,734	—	—
Electrogas S.A.	239,557	209,417	—	—
Cam Colombia Ltda.	470,150	250,388	—	—
Synapsis Perú Ltda.	350,725	35,003	—	—
Synapsis Colombia Ltda.	131,743	—	—	—
Synapsis Argentina Ltda.	—	79,980	—	—
Gas Atacama Generación S.A.	692,060	31,224	—	—
Gasoducto Tal Tal Ltda.	—	46,585	—	—
Consorcio Ara-Ingendesa Ltda.	164,338	333	—	—
Edelnor S.A.	10,416	91,371	—	—
Cam Perú	60,360	27,830	—	—
Empresa Eléctrica Piura S.A.	1,007,991	13,660	—	—

Total	8,839,618	15,743,108	—	—

Short-term accounts receivable from and payable to related companies are related to the sales and purchases of electricity and various services, as well as operating loans. Transactions for electricity and services have payment terms of 30 days and are not adjustable. Operating loans are adjustable and require payment of interest.

(3)
The accounts payable to Enersis S.A. for both years result mainly from financing operations. They are denominated in US dollars and bear interest at market rates according to Libor (London Interbank Offer Rate) + 0.955%.

Other short-term receivables and payables bear interest rate of TIP + 0.05%. TIP is an inter-bank average interest rate, which was 4.43% as of December 31, 2007.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
6.	Transactions with Related Companies, continued:

c.	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

	Nature of	Income (expense)
Company	Transaction	2005	2006	2007
		ThCh$	ThCh$	ThCh$

Atacama Finance Co.	Interest	5,288,647	6,976,594	7,103,591
	Price-level restatement	4,149,796	2,025,889	6,772,234
	Foreign currency translation	(13,542,589)	1,764,710	(12,992,064)
Cia. Americana Multiservicios Ltda.	Services provided	687	—	243
Cen. Gen. Termoeléctrica de Fortaleza S.A.	Services provided	40,428	249,772	77,547
Com. De Energía del Mercosur S.A.	Sales of energy	12,093,332	6,275,933	9,317,681
	Purchases of energy	(945,257)	(44,599)	(82,981)
	Services received	—	—	(15,725,075)
Codensa S.A.	Purchases of energy	(17,792,086)	(19,480,778)	(16,068,926)
	Sales of energy	70,148,942	55,220,888	59,981,578
	Services provided	70,096	65,183	73,922
	Services received	(1,006,704)	(755,340)	(518,552)
	Interest	—	1,105,836	26,335
Cía. Transmisión del Mercosur S.A.	Purchases of energy	(2,197,357)	(711,303)	—
Cía. Interconexión Energética S.A.	Sales of energy	5,629,825	711,303	—
	Foreign currency translation	172,198	705,681	688,712
Chilectra S.A.	Sales of energy	155,523,040	162,938,076	186,478,941
	Services provided	2,679,503	2,672,345	2,729,140
	Services received	(93,753)	(106,678)	(700,228)
Gas Atacama Generación S.A.	Services provided	158,166	1,042,030	353,218
Empresa Eléctrica Piura S.A.	Sales of energy	776,121	728,503	261,641
	Services provided	2,767	100,003	14,031
Enersis S.A.	Interest	(435,551)	(197,595)	(1,205,197)
	Services provided	340,578	141,716	1,085,823
	Foreign currency translation	747,586	109,464	—
	Services received	—	—	(980,069)
Endesa Internacional S.A.	Services received	—	(4,427,229)	—
	Interest	—	(80,608)	—
	Price-level restatement	—	(64,736)	—
	Foreign currency translation	—	(13,632)	—
Ingendesa do Brasil Ltda.	Services received	(5,059)	—	—
Consorcio Ingendesa ARA Ltda.	Services provided	235,305	176,960	620,670
Etevensa S.A.	Sales of energy	1,101,957	—	—
	Services provided	587,847	—	—

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
6.	Transactions with Related Companies, continued:

c.	The most significant transactions and their effects in income (expense) for each year ended December 31, continued:

	Nature of	Income (expense)
Company	Transaction	2005	2006	2007
		ThCh$	ThCh$	ThCh$

Electrogas S.A.	Purchases of gas	(1,702,881)	(2,112,880)	(2,740,516)
Endesa Brasil S.A.	Services provided	73,898	195,215	268,088
Edelnor S.A.	Sales of energy	29,006,449	27,085,030	25,243,296
Endesa, S.A.	Services provided	43,004	—	—
Synapsis Argentina Ltda.	Services received	—	—	(111,202)
Cam Colombia Ltda.	Services received	(379,945)	(535,555)	(592,296)
Cam Perú S.A.	Services received	(46,335)	(350,727)	(6,049)
Synapsis Sol y Serv. IT Ltda.	Services received	(2,005,250)	(2,115,080)	(2,518,448)
	Services provided	—	—	548,651
Synapsis Colombia	Services received	(485,353)	(525,099)	(748,736)
Synapsis Brasil Ltda.	Services received	(94,753)	1,849	—
Synapsis Perú Ltda.	Services received	(300,741)	(297,840)	(176,371)
Consorcio ARA — Ingendesa Ltda.	Services provided	2,068,892	859,252	30,155
Cachoeira Dourada S.A.	Services provided	34,841	9,258	17,863
Transmisora Eléc. De Quillota Ltda.	Interest	66,506	28,879	—
	Services provided	5,264	5,497	—
Ampla Energía y Servicios S.A.	Services provided	86,231	—	—
Sociedad Agrícola Pastos Verdes	Services provided	—	9,646	7,262
Consorcio Ingendesa Minmetal Ltda.	Services provided	114,317	67,725	—
GNL Quintero S.A.	Interest	—	—	802,022
	Exchange rate difference	—	—	(3,114,788)
	Price-level restatement	—	—	1,310,042
Centrales Hidroeléctricas de Aysén S.A.	Services provided	—	—	2,958,049
	Price-level restatement	—	—	23,844
	Interest	—	—	5,675
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
7.	Income taxes:

a.	Taxes recoverable (payable) as of each year-end are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Income tax provision	(54,170,977)	(8,246,699)
Value added tax (payable) recoverable	(1,774,565)	58,863,882
Income tax recoverable	7,719,535	6,017,607

Net tax position recoverable (payable)	(48,226,007)	56,634,790

b.
In accordance with BT No. 60 and complementary bulletins thereto of the Chilean Association of Accountants, and applicable circulars issued by the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2006 and 2007 as follows:

	As of December 31, 2006				As of December 31, 2007
	Asset		Liability		Asset		Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivables	1,345	9,484,435	—	—	395	7,271,529	—	—
Deferred income	74,281	989,257	—	—	104,558	903,656	—	—
Vacation accrual	521,481	—	—	—	548,144	—	—	—
Assets in leasing	—	—	—	498,992	—	—	—	1,058,920
Depreciation	—	—	—	285,738,376	—	—	—	289,130,419
Severance indemnities	—	—	—	1,105,858	—	—	—	985,660
Deferred Expenses	—	—	—	835,747	—	—	—	705,803
Capitalized interest	—	—	—	14,754,749	—	—	—	14,099,991
Tax loss carryforwards	—	48,568,311	—	—	—	23,506,004	—	—
Contingencies	1,071,131	1,414,357	—	—	1,132,214	2,730,346	—	—
Imputed interest on construction	—	—	—	4,034,502	—	—	—	3,959,224
Costs of studies	—	—	—	9,043,752	—	—	—	8,960,610
Spare parts used	—	—	—	871,574	—	—	—	806,387
Accrued liabilities	101,292	—	—	—	615,647	—	—	—
Bonds discount	—	—	—	358,920	—	—	—	235,630
Intangibles	—	—	—	450,082	—	—	—	332,280
Recoverable contributions to assets	—	—	—	419,902	—	—	—	318,469
Provision for obsolete spare parts	—	1,741,792	—	—	—	1,445,992	—	—
Pension benefits	515,069	992,332	—	—	483,608	890,494	—	—
Deferred bond discount	—	—	—	963,817	—	—	—	897,343
Capitalized commission for loans	—	—	—	92,871	—	—	—	50,783
Other events	—	—	—	1,200,836	—	—	—	954,568
Complementary accounts, net	—	(4,707,463)	—	(145,458,117)	—	(4,285,763)	—	(134,154,437)
Valuation allowance	—	(30,241,236)	—	—	—	(3,062,227)	—	—

Total	2,284,599	28,241,785	—	174,911,861	2,884,566	29,400,031	—	188,341,650

Net deferred tax balance	2,284,599	—	—	(146,670,076)	2,884,566		—	(158,941,619)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
7.	Income taxes, continued:

c.	Income tax expense for the years ended December 31, 2005, 2006 and 2007 is as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Current income tax (expense) benefit
Income tax provision	(65,947,139)	(111,297,525)	(80,754,221)
Adjustment from prior periods	—	4,526,691	749,004

Deferred tax (expense) benefit
Deferred taxes	(29,340,975)	(23,907,656)	(49,644,715)
Amortization of complementary accounts	(3,487,128)	(9,762,791)	(9,745,330)
Change in valuation allowance (1)	(983,477)	(116,596)	25,998,339
Other charges or credits	(1,074,231)	17,726	(16,575)

Total	(100,832,950)	(140,540,151)	(113,413,498)

(1)
During the year ended December 31, 2007, due to the reorganization of subsidiaries in Colombia (see note 10 c. (v)), the Company was able to recover tax loss carryforwards recorded in the former subsidiary Betania. These tax loss carryforwards and the related deferred tax assets were previously fully covered by a valuation allowance. As a result of the transaction the tax loss carryforwards and the related deferred tax asset were recovered and the related valuation allowance has been reversed.

8.	Other current assets:
Other current assets as of each year-end are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Advance payments	143,724	133,821
Repurchase agreements	39,333,717	27,015,926
Other	91,849	673,233

Total	39,569,290	27,822,980

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
9.	Property, plant and equipment:
The composition of Property, plant and equipment as of each year end is as follows:

	Estimated years	As of December 31,
	of useful lives	2006	2007
		ThCh$	ThCh$

Land	–	55,889,296	52,942,477

Buildings and infrastructure	35 – 65	5,992,547,217	5,847,775,979

Distribution and transmission lines and public lighting	35	24,093,972	29,912,309

Machinery and equipment	10 – 30	1,262,263,500	1,144,896,780

Construction in progress	–	57,832,722	54,680,205
Property, plant and equipment in leasing (1)	–	106,463,451	78,197,506
Furniture and fixtures, tools, software and IT equipment	3 – 10	23,328,255	22,130,533
Vehicles	6 – 10	1,945,460	1,712,994
Other assets	3 – 8	4,567,768	12,331,275

Sub-total		194,137,656	169,052,513
Technical appraisal	–	12,803,027	12,833,487

Total Property, plant and equipment		7,541,734,668	7,257,413,545

Less: Accumulated depreciation		(3,084,015,752)	(3,091,985,473)

Total Property, plant and equipment, net		4,457,718,916	4,165,428,072

(1)	Refers to leasing contracts listed below.

(i)
A leasing contract exists between the Company and Abengoa Chile S.A. for transmission lines and the related technical installations. This contract has a duration of 20 years and the annual interest rate per year is 6.5%. (see also Note 32 p)

(ii)
Corresponds to a contract to remodel a power plant operated by the former subsidiary Etevensa. The project is being carried out by the Company and the financial institutions: Banco de Crédito del Perú, BBVA, Banco Continental, and Citibank. This contract is for 8 years and bears an annual interest rate of Libor + 2.5%. (see also Note 32 p)

Depreciation expense, including depreciation of assets held in capital leases, was ThCh$186,931,777, ThCh$ 188,279,191 and ThCh$ 192,975,973 for the years ended December 31, 2005, 2006 and 2007, respectively.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investment in related companies:

a.	Investments as of each year-end are as follows:

	As of
	December
	31, 2006	As of December 31, 2007
	Percentage	Number of	Percentage	Related	Carrying Value		Equity in Net Earnings (Losses)
Related Companies	Owned	Shares	Owned	Equity	2006	2007	2005	2006	2007
	%		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Comp. De Interconexión Energética S.A. (1)	—	—	—	—	—		(8,456,356)	—	—
Gas Atacama Generación S.A.	0.05%	—	0.05%	(5,006,882)	13,958	(2,504)	(5,524)	(8,279)	(14,633)
Gasoducto Atacama Argentina S.A.	0.05%	—	0.03%	117,961,103	39,363	35,388	4,644	5,662	(437)
Gasoducto Atacama Chile S.A.	0.05%	—	0.05%	93,723,709	43,459	46,862	6,552	6,070	9,434
Centrales Hidroeléctricas de Aysén S.A.(2)	51.00%	1,702,124	51.00%	29,258,515	10,939,474	14,921,838	—	—	(985,219)
Inversiones Electrogas S.A.	42.50%	425	42.50%	17,260,328	7,832,630	7,335,639	1,918,728	2,005,331	2,246,836
Inversiones Gas Atacama Holding Ltda. (3)	50.00%	—	50.00%	152,292,311	95,857,601	27,255,769	6,818,420	3,053,646	(56,045,596)
Comerc. Energía del Mercosur S.A.	45.00%	6,305,400	45.00%	7,588,668	3,990,917	3,414,901	54,631	845	(53,257)
Transmisora Eléctrica de Quillota Ltda.	50.00%	—	50.00%	8,075,084	3,705,885	4,037,542	188,156	229,956	331,656
Endesa Brasil S.A. (1)	40.45%	67,256,360	40.45%	948,146,991	436,786,086	383,553,540	14,099,465	40,068,416	44,114,265
Gas Atacama S.A.	0.001%	1,147	0.001%	157,594,012	2,209	1,808	153	78	(113)
Electrogas S.A.	0.02%	85	0.02%	16,028,805	3,618	3,406	985	1,034	1,161
Distrilec Inversora S.A.	0.89%	4,416,141	0.89%	252,637,584	2,462,014	2,242,073	(96,196)	(126,194)	102,552
Consorcio ARA – Ingendesa Ltda.	50.00%	—	50.00%	212,273	173,744	106,137	160,729	99,958	140,491
Sociedad Consorcio Ingendesa ARA Ltda.	50.00%	—	50.00%	23,820	83,031	11,910	67,401	63,022	(13,966)
Consorcio Ingendesa – Minmetal Ltda.	50.00%	—	50.00%	32,800	15,656	16,400	117,903	78,940	746
Consorcio ARA Ingendesa Sener Ltda.	—	—	33.33%	(5,283)	—	(1,761)	—	—	(2,094)
GNL Chile S.A.	23.57%	3,023,642	33.33%	(1,708,857)	(352,011)	(569,619)	—	—	(137,496)
GNL Quintero S.A. (4)	—	200	20.00%	7,950,210	—	1,590,042	—	—	(147,132)
Central Térmica San Martín S.A.	23.10%	500,006	23.10%	70,987	19,441	16,398	—	—	—
Central Térmica Manuel Belgrano S.A.	23.10%	500,006	23.10%	70,983	19,441	16,397	—	—	—

Total					561,636,516	444,032,166	14,879,691	45,478,485	(10,452,802)

(1)	See Note 10 (c) (i.)

(2)	See Note 10 (b) (ii.)

(3)	See Note 10 (g)

(4)	See Note 10 (b) (iii.)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investment in related companies, continued:

b.	Constitution of companies
(i)
On April 18, 2005, Endesa Chile and its subsidiary Enigesa formally constituted a new subsidiary which was named Endesa Eco S.A., whose main objective is to promote and develop projects of renewable energy. The shareholders’ equity of the new subsidiary is ThCh$ 636,001 divided in 5,800,000 nominative shares without nominal value. Endesa Chile subscribed 5,799,420 shares which represent 99.99% of the paid-in capital and effectively paid 1,799,820 shares for the sum of ThCh$ 197,360; the company’s subsidiary Enigesa subscribed 580 shares representative of 0.01% of the paid-in capital and paid 180 shares for a sum of ThCh$20. The unpaid balance will be paid proportionally by each shareholder within three years from the constitution date.

(ii)
On September 4, 2006, Endesa Chile and its subsidiary, Endesa Inversiones Generales S.A., formally constituted a new subsidiary named Centrales Hidroeléctricas de Aysén S.A., whose main objective is the development, financing, ownership, and exploitation of a hydroelectric project in the Region XI in Aysén, Chile. The shareholder’s equity of the new subsidiary is ThCh$1,000, divided in 100 nominative shares, all of the same unique series, of equal value and without nominal value. Endesa Chile subscribed 99 shares, representing 99% of the paid-in capital and effectively paid ThCh$ 1059 for all 99 shares; Endesa Inversiones Generales S.A. subscribed 1 share, representing 1% of the paid-in capital and effectively paid ThCh$ 11 for 1 share.

On September 21, 2006 Centrales Hidroelectricas de Aysén S. A. (“Aysén”) celebrated its First General Shareholders’ Meeting and approved a capital increase of ThCh$ 20,000,000 divided into 2,000,000 nominative shares, all of the same unique series, of equal value and without par value. All of which will be subscribed to and effectively paid within three years from the date of the First General Shareholders’ Meeting. Accordingly, of the 1,999,000 shares corresponding to the capital increase, Endesa Chile will subscribe to 1,019,900 shares, representing 51% of the capital increase and 50.99995% of current shareholders’ equity, while the new shareholder, Colbún S.A., is subscribing to 980,000 shares representing 49% of the capital increase. Endesa Inversiones Generales S.A. will not exercise its preferential right to subscribe to shares. Therefore, its participation in the current shareholders’ equity will be 0.00005%

As of October 10, 2006, Endesa Chile subscribed to and effectively paid ThCh$ 10,909,900 for 1,019,899 shares, which corresponds to Ch$10,000 per share. This amount is equal to the placement price agreed to in Centrales Hidroelectricas de Aysén S.A.’s First General Shareholders’ Meeting. In the same transaction, the Company subscribed to and effectively paid Ch$10,000 for 1 share, an amount that is equal to the placement price agreed to in Centrales Hidroeléctricas de Aysén S.A.’s First General Shareholders’ Meeting. The payment of the subscribed share was made in conformity with the terms established in the public deed “Payment of Acquired Shares by Transfer of Bare Property and the Granting of Usufruct of Groundwater Rights”, which has been subscribed to by all parties to date with the sum of ThCh$11 paid in cash and through contribution of the bare property of the groundwater rights that are described in the aforementioned deed.

On October 16, 2007, Aysén increased its paid-in capital by ThCh$ 13,375,000 by issuing 1,337,500 shares without par value. The Company subscribed 682,125 of the issued shares paying ThCh$ 3,848,089 in cash and ThCh$ 1,119,500 by capitalization of an intercompany receivable between the Company and Aysén.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investment in related companies, continued:
(iii)
On March 9, 2007, the Company subscribed 200 of the 1,000 nominative shares issued by GNL Quintero S.A. for the amount of Th$2,011,863, giving Endesa Chile a participation of 20% in the newly constituted company.

(iv)
On October 29, 2007, the entity Central Eólica Canela S.A. (“Canela”) was created, with the Company’s subsidiary Endesa Eco S.A. subscribing 75% of the issued shares. The 25% were subscribed by Centinela S.A., an unrelated party. In addition, Centinela S.A. subscribed a put-option for its participation in Canela, establishing that the participation can be sold to Endesa Eco S.A. on or after October 29, 2012.

c.	Reorganizations of entities under common control
(i)
Endesa Brasil S.A. was formed on June 10, 2005 as part of a reorganization of entities under common control. Its main objective is to be the holding company of other companies and societies that are direct or indirect participants in the electric sector, including transmission, distribution, generation and commercialization of electric energy in Brazil and offshore. Endesa Brasil was created as an energy holding concentrating all the electric assets of Endesa, S.A.’s group in Brazil.

Endesa Brasil holds shares in the following companies: Companhia de Interconexão Energética - CIEN, Central Geradora Termelétrica Fortaleza — CGTF, Companhia de Energética do Ceará - COELCE, Ampla Energia e Serviços S.A., Ampla Investimentos e Serviços S.A., Investluz S.A. and Centrais Elétricas Cachoeira Dourada S.A. — CDSA.

With respect to the above mentioned companies, all the shares formerly controlled by companies belonging to the Endesa Chile group were transferred to Endesa Brasil S.A. The contributions were made by Enersis, Endesa Chile, Chilectra and Endesa Internacional. Endesa Chile, through its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A. contributed their investments in Cachoeira Dourada S.A. (99.61%) and CIEN (45%), in exchange for participation in Endesa Brasil as follows: Edegel S.A. 4.18% and Compañía Eléctrica Cono Sur S.A. 36.27%.

The economic participation of the Company in Endesa Brasil S.A. is 37.85%.

(ii)	On September 6, 2005, the Company acquired 189,000 shares of Ingendesa S.A. for ThCh$66,458, increasing its direct participation in that company to 98.75%.

(iii)	On November 22, 2005, the Company sold 1 share of Compañía Eléctrica San Isidro S.A. to Endesa Inversiones Generales S.A., for the amount of ThCh$ 15.

(iv)
On August 3, 2007, the Company’s wholly owned subsidiaries Compañía Eléctrica Cono Sur S.A. and Endesa Chile Internacional S.A. were merged, with Compañía Eléctrica Cono Sur S.A. being the absorbing entity. As of the date of the merger both entities were under common control of the Company, the transaction was accounted for as a reorganization of entities under common control using the pooling-of-interests method to combine the balance sheets and income statements of the involved entities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investments in related companies, continued:
(v)
On September 1, 2007, the Company’s subsidiary Betania and its subsidiary Emgesa were merged, by Betania absorbing Emgesa and the merged entity then changing its name to Emgesa. Prior to the merger, the Company directly and indirectly owned 99.99% in Betania and through Betania 23.45% in Emgesa. Pursuant to a shareholders’ agreement, the Company had controlled Emgesa prior to the merger.

The merger was materialized by Betania issuing shares in exchange for the investment in Emgesa.
As a result of the exchange ratio agreed between the shareholders of former Emgesa, and the subsequent exchange of Emgesa shares against Betania shares, the Company increased its participation in Emgesa (merged entity) to 26.87%.

The shareholders of former Emgesa, Endesa Chile and Endesa Internacional are under common control of Endesa, S.A., the Company’s ultimate parent company to the extent minority interest is not affected. Consequently, pursuant to Technical Bulletin No. 72, the transaction was accounted for as a common control transaction, using the pooling-of-interest method to combine the balance sheets and income statements of the merged entities, resulting in a decrease of other reserves of ThCh$ 94,522,106.

All the transfers were recorded at book value of the related investments.
d.	Acquisitions
(i)
On August 11, 2005, the Company and its subsidiary Endesa Inversiones Generales S.A. acquired 99.999% and 0.001% of Inversiones Lo Venecia Ltda., for amounts of ThCh$ 9,167,709 and ThCh$ 90, respectively. Lo Venecia Ltda was the owner of 25.001% of the paid-in capital of Compañía Eléctrica San Isidro S.A. As a result, Endesa Chile now directly and indirectly owns 100% of the shares of Compañía Eléctrica San Isidro S.A.

In accordance with Technical Bulletin No.72 of Chilean Association of Accountants and the standards established in the Circular No.1697 of the Chilean Superintendence of Securities and Insurance, the Company recorded the acquisition under the purchase method, valuing the proportion of all assets and liabilities acquired of Compañía Eléctrica San Isidro S.A. from third parties as of July 31, 2005 at their respective fair values.

The difference determined by the Company between the fair value and the carrying value of Compañía Eléctrica San Isidro S.A. shareholders’ equity as of the acquisition date amounted to ThCh$ 7,287,452, and it is due to the higher economic value of property, plant and equipment compared to their carrying value. This amount assigned to the property, plant and equipment will be depreciated over 18 years, which was the estimated remaining useful life of these assets at the time of acquisition.

(ii)	On January 13, 2006 the Company acquired 5,500 shares in Empresa Eléctrica Pangue S.A. for the sum of ThCh$ 6,055, increasing its direct participation in this entity to 94.97%.

On July 20, 2006, the Company acquired 3,500 shares in Empresa Eléctrica Pangue S.A. for the sum of ThCh$ 3,774, increasing its participation to 94.98% (94.97% as of December 31, 2005).

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investments in related companies, continued:
(iii)	On June 1, 2006 a merger occurred in Peru through the absorption of Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”) by the Company’s indirect subsidiary Edegel S.A.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants, this reorganization of companies under common control is accounted for using the pooling of interests method. As a result of the merger, which materialized through stock issued by the Company’s indirect subsidiary Edegel, the Company decreased its indirect participation in Edegel, held through its investment vehicle Generandes Perú S.A. to 55.44% (63.56% as of December 31, 2005) and a decrease in equity was recognized in other reserves amounting to ThCh$10,309,867.

(iv)
On October 5, 2004, Corporación Financiera del Valle (“Corfivalle”) committed to withdrawing as a shareholder of Central Hidroeléctrica de Betania S.A.E.S.P., through an exchange of assets between Corfivalle and Endesa Chile, which was to take place as soon as the legal processes defined by both parties was to be settled. On December 29, 2006, the transaction was legally formalized and effective.

As a result of the finalized transaction, Endesa Chile through its indirect subsidiary Betania transferred a transformer station previously owned by Betania and 3.81% participation in Empresa de Energía de Bogotá S.A. E.S.P. to Corfivalle in exchange for 14.3% participation in Central Hidroélectrica de Betania S.A. E.S.P. which, prior to the formalization of the transaction was owned by Corfivalle. Consequently, the Company increased its participation in Central Hidroeléctrica de Betania S.A. E.S.P. from 85.62% to 99.99%.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants and Circular No. 1697 of the Superintendence of Securities and Insurance, the Company accounted for the purchase of minority interest in Betania under the purchase method and consequently valued the assets and liabilities acquired from Central Hidroeléctrica de Betania S.A., at their respective fair values. As a result of this evaluation, it was concluded that the fair values do not significantly differ from the book values.

Consequently, the aforementioned purchase of minority interest was recorded in conformity with Technical Bulletin No. 72 of the Chilean Association of Accountants and resulted in a negative goodwill amounting to ThCh$ 7,855,746.

(v)
On February 27, 2007, the Company purchased 19,574,798 of the outstanding ordinary shares of Southern Cone Power Argentina S.A.. These shares represented 100% of the outstanding shares and were purchased for ThCh$ 5,505,301 in cash. The acquired entity owns 5.5% of the outstanding class A shares of Endesa Costanera S.A.. Through the purchase of Southern Cone Power Argentina, the Company increased its participation in Endesa Costanera S.A. to 69.77%. In accordance with Technical Buletin No. 72, the transaction represents a purchase of minority interest and consequently was accounted for under the purchase method.

(vi)
On March 8, 2007, the Company purchased for US$ 50,000,000 in cash, 2,734,110 class R shares and 1,733,390 class L shares, equivalent to 25% of the outstanding shares of Hidroinvest S.A., the controlling company of Endesa Chile’s subsidiary Hidroeléctrica el Chocón S.A. and additionally 7,405,768 shares of Hidroeléctrica el Chocón S.A.. As a result, the Company increased its direct and indirect participation in Hidroeléctrica el Chocón S.A. to 67.67%. In accordance with Technical Bulletin No. 72, the transaction represents a purchase of minority interest and consequently was accounted for under the purchase method resulting in negative goodwill amounting to ThCh$ 2,035,385 related to the purchase of minority interest of Endesa Costanera and negative goodwill amounting to ThCh$ 5,356,840 related to the purchase of minority interest of Hidroeléctrica el Chocón S.A.. .

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investments in related companies, continued:
(vii)
On March 27, 2007, Sociedad Concesionaria Túnel el Melón S.A. increased its paid-in capital by issuing 3,169,614,306 shares at a total amount of ThCh$ 32,042,220, with the Company subscribing for 100%, through a cash payment of ThCh$ 16,927,339 and capitalization of loans in the amount of ThCh$ 15,114,821, thereby increasing the Company’s participation in that company by 0.01% to 100% .

e.	Dissolution of related parties:
(i)
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

(ii)
On November 29, 2005, the Company acquired 0.001% of Inversiones Lo Venecia Ltda. (see Note 10 d. (i)) for the amount of ThCh$ 91. As a result of this purchase, Inversiones Lo Venecia Ltda. ceased to exist as a separate legal entity, given that the Company already owned the remaining 99.999% of its shares. All assets and liabilities owned by Lo Venecia Ltda. were transferred to Endesa Chile.

(iii)	On November 29, 2005, the Company transferred the assets of Inversiones Eléctricas Quillota S.A. to Endesa Chile. (individual entity) through the dissolution of Inversiones Eléctricas Quillota.

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

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants, this transaction performed by companies under common control was accounted for using the pooling of interests method. As a result of the transaction, the Company increased its indirect participation in Emgesa to 23.45%. (22.36% as of December 31, 2005). In addition, an increase in equity was recognized in other reserves amounting to ThCh$ 3,425,179 and a negative goodwill of ThCh$ 7,855,746 was registered.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investments in related companies, continued:

f.	Net investment hedge
In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2005, 2006 and 2007, the Company has designated long-term liabilities as hedging instruments for net investments in foreign countries, when the functional currency of those investments is the same currency in which the liability is denominated. The Company recorded foreign exchange gains and losses on those liabilities as cumulative translation adjustments in shareholders’ equity. To the extent that liabilities exceed the total investment, the gain or loss on this ineffective portion of the hedge is recorded in current income. As of December 31, 2006 and 2007, the corresponding investments and associated liabilities are as follows:

	As of December 31, 2007
	Country of		Functional	Associated
Company	Origin	Investment	Currency	Liability
		ThCh$		ThCh$

Emgesa S.A.	Colombia	178,159,768	US$	227,962,660
Endesa Brasil S.A.	Brazil	343,878,661	US$	345,844,624
Edegel S.A.	Peru	123,522,245	US$	105,048,701
Hidroeléctrica el Chocón S.A.	Argentina	209,430,225	US$	70,068,527
Comercializadora de Energia del Mercosur S.A.	Argentina	3,414,901	US$	2,328,177
Endesa Costanera S.A.	Argentina	76,640,125	US$	42,241,091
Distrilec Inversora S.A.	Argentina	2,242,073	US$	1,123,130

Total		937,287,998		794,616,910

	As of December 31, 2006
	Country of		Functional	Associated
Company	Origin	Investment	Currency	Liability
		ThCh$		ThCh$

Central Hidroeléctrica Betania S.A.	Colombia	355,604,911	US$	262,323,761
Endesa Brasil S.A.	Brazil	391,604,818	US$	397,974,223
Edegel S.A.	Peru	150,895,239	US$	120,882,825
Hidroeléctrica El Chocón S.A.	Argentina	189,228,513	US$	84,283,253
Comercializadora de Energia del Mercosur S.A.	Argentina	3,990,917	US$	2,674,710
Endesa Costanera S.A.	Argentina	88,845,906	US$	52,242,841
Distrilec Inversora S.A.	Argentina	2,462,014	US$	1,292,422

Total		1,182,632,318		921,674,035

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
10.	Investments in related companies, continued:

g.	Impairment of investment accounted for under the equity-method
During the year ended December 31, 2007, the Company recorded an impairment charge of its investment in Inversiones Gas Atacama Holding Limitada and subsidiaries, as the Company believes that the investment is other-than-temporary impaired.
Gas Atacama Holding Limitada and its subsidiaries operate gas pipelines between Argentina and Chile, as well as power generating thermoelectrical plants in the north of Chile.
Gas Atacama’s subsidiary GasAtacama Generación S.A. (GAG), has been notified of the arbitration sentence in its dispute with the electricity distribution companies Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., before the arbitrator Ricardo Peralta, in which GAG demanded the termination of the electricity supply contracts signed with those distributors.
The result of the arbitration has been unfavorable for GAG, thus further aggravating the entities’s delicate operative and financial situation.
Due to the facts and circumstances described above, the Company believes that the impairment of its investment in Gas Atacama is other-than-temporary as it is rather influenced by changes in the economical environment, situation of raw material supply and other circumstances which are not deemed to be temporary in nature.
The Company performed an impairment test by comparing the fair value of the investment in Gas Atacama (determined using a discounted cash-flow approach as no market value is available) to the respective carrying amount (including goodwill), resulting in the investment (including goodwill) being impaired.
Thus, as of December 31, 2007, the Company recorded a total impairment charge of ThCh$ 48,953,062 in its Consolidated Statements of Income, which is comprised of ThCh$ 62,675 of impairment charge of goodwill recorded over the investment in Inversiones Gas Atacama Holding and ThCh$ 48,890,387 related to the impairment of the investment accounted for under the equity method. These amounts were recorded within the lines “Amortization of goodwill” and “Equity participation in losses of related companies”, respectively in the Consolidated Statement of Income. .

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
11.	Investments in other companies:
Investments in other companies as of December 31, 2006 and 2007 are as follows:

		Percentage
		owned as of
	Number of	December 31,	As of December 31,
Company	shares	2007	2006	2007
		%	ThCh$	ThCh$

Club de la Banca y Comercio	1	—	2,212	1,892
Club Empresarial	1	1.00%	24,749	21,538
Empresa Eléctrica de Aysén S.A.	2,516,231	—	2,317,758	2,326,312
Cooperativa Eléctrica de Chillán Ltda.	—	—	15,181	15,180
CDEC-SIC Ltda.	—	14.36%	146,315	175,836
CDEC-SING Ltda.	—	7.69%	164,009	278,359
Financiera Eléctrica Nacional S.A.	4,098	0.10%	118,415	102,905
Electrificadora de la Costa S.A.	6,795,148	0.14%	98,271	85,398
Electrificadora del Caribe S.A.	42,784,058	0.10%	1,301,957	1,123,983

Total			4,188,867	4,131,403

These investments are stated at price-level restated cost as no they are not traded on an open market.
12.	Goodwill and Negative Goodwill:

a.	Goodwill as of December 31, 2006 and 2007 and the related amortization for each of the years ended December 31, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Emgesa S.A.	1,263,902	777,629	619,125	8,427,566	6,704,537
Gasoducto Atacama Chile Ltda. (1)	5,613	5,613	68,288	68,288	—
Edegel S.A.	32,079	32,639	25,967	353,587	281,305
Pangue S.A.	196,711	196,711	196,711	3,065,409	2,868,698

Total	1,498,305	1,012,592	910,091	11,914,850	9,854,540

(1)
During the year ended December 31, 2007, in addition to ordinary annual amortization of ThCh$5,613, the Company recorded goodwill impairment amounting to ThCh$ 62,675, resulting in a complete impairment of goodwill recorded over this investment. See Note 10 g) for details.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
12.	Goodwill and Negative Goodwill, continued:

b.	Negative goodwill as of December 31, 2006 and 2007 and the related amortization for each of the years ended December 31, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Edegel S.A.	8,050,476	1,819,292	1,580,988	23,802,402	19,103,601
Endesa Costanera S.A.	2,722,178	2,769,662	2,495,374	7,616,584	6,247,414
Emgesa (see note 10 c. (v))	6,016,058	1,895,278	97,005	7,855,746	6,296,047
Hidroeléctrica el Chocón (see note 10 d. (vi))	—	—	208,709	—	5,356,840

Total	16,788,712	6,484,232	4,382,076	39,274,732	37,003,902

13.	Other intangible assets:
The detail of other intangibles as of each year-end is as follows:

		As of December 31,
	Estimated	2006			2007
	Useful		Accumulated			Accumulated
Item	life	Total	Amortization	Net Balance	Total	Amortization	Net Balance
	Months	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Easements	24	3,100,017	(2,321,848)	778,169	3,414,788	(2,639,800)	774,988
Water rights	1,440	15,002,886	(2,096,034)	12,906,852	12,803,954	(1,960,148)	10,843,806
Salex-fourth line Comahue	60	7,460,675	(3,523,350)	3,937,325	6,483,421	(3,491,149)	2,992,272
Software	36	1,641,745	(1,319,376)	322,369	2,321,276	(1,589,544)	731,732
Other	36-60	380,139	(356,124)	24,015	234,038	(215,223)	18,815

Total		27,585,462	(9,616,732)	17,968,730	25,257,477	(9,895,864)	15,361,613

Amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to ThCh$1,315,574, ThCh$ 1,189,822 and ThCh$ 1,221,526, respectively.
14.	Other assets:
Other assets as of each year-end are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Bond discount (1)	9,600,354	6,908,551
Reimbursable contributions	2,470,010	1,873,345
Deferred commissions on loans and lines of credit	7,670,737	6,205,250
Minimum tax on productive assets (Argentina)	13,567,456	8,236,877
Capitalized debt issuance costs (1)	4,558,723	3,421,213
Unrealized loss on derivative contracts	1,331,350	1,349,967
Other	1,367,107	654,066

Total	40,565,737	28,649,269

(1)	During the year ended December 31, 2007, the Company repaid its series G bonds and completely amortized the related deferred bond-discount and capitalized bond issuance costs totaling ThCh$2,448,157.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
15.	Debt due to banks and financial institutions:

a.	Short-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total
	US$		Other Foreign Currencies		Ch$
Financial Institution	2006	2007	2006	2007	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banco BBVA Bhif	—	—	—	—	—	1	—	1
Scotiabank	—	2,032,414	—	—	—	—	—	2,032,414
Banco Continental	2,346	—	5,444,632	—	—	—	5,446,978	—

Banco Ciudad de Buenos Aires	—	—	2,258,158	—	—	—	2,258,158	—
Banco de Crédito e Inversiones Perú	—	4,408,224	—	—	—	—	—	4,408,224

Banco de Galicia y Buenos Aires	634,838	885,686	—	—	—	—	634,838	885,686
Banco de Bogotá	—	—	21,171,020	4,446,466	—	—	21,171,020	4,446,466
Banco Itau	928,564	1,026,904	—	—	—	—	928,564	1,026,904
AVVillas	—	—	3,068,422	9,906,699	—	—	3,068,422	9,906,699

Banco Provincia de Buenos Aires	1,447,296	—	—	—	—	—	1,447,296	—
Banco Santander	—	—	4,904,556	1,313,777	—	—	4,904,556	1,313,777
Citibank	—	—	5,290,875	—	—	—	5,290,875	—
Banco Bladex	2,620,087	2,415,322	—	—	—	—	2,620,087	2,415,322
Bancolombia	—	—	12,956,537	—	—	—	12,956,537	—

Total	5,633,131	10,768,550	55,094,200	15,666,942	—	1	60,727,331	26,435,493

Total outstanding principal	4,701,186	4,242,716	54,997,779	15,666,942	—	1	59,698,965	19,909,659

Weighted average interest rate	6.94%	6.47%	7.94%	11.95%	—	0.30%	7.85%	9.72%

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency	100.00%	100.00%
Percentage of debt Chilean Peso	—	—

Total	100.00%	100.00%

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
15.	Debt due to banks and financial institutions, continued:

b.	Current portion of long-term debt due to banks and financial institutions were denominated as follows:

	Foreign Currency				Local Currency		Total
	US$		Other Foreign Currencies		Ch$
Financial Institution	2006	2007	2006	2007	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bancafe	—	—	1,315,277	—	—	—	1,315,277	—
Bancolombia	—	—	4,786,166	2,884,954	—	—	4,786,166	2,884,954
Banesto	4,739,978	2,047,648	—	—	—	—	4,739,978	2,047,648
Banco Continental	1,425,122	1,486,139	10,556,713	9,784,862	—	—	11,981,835	11,271,001
Banco Bilbao Vizcaya Argentaria S.A.	—	—	1,087,464	2,453,214	—	—	1,087,464	2,453,214
Banco Estado	—	—	—	—	415,497	—	415,497	—
Banco de Crédito	—	—	10,874	10,045,982	—	—	10,874	10,045,982
Banco Mediocredito Italiano	—	—	2,178,467	2,003,678	—	—	2,178,467	2,003,678
Banco Nationale París	3,767,729	3,229,981	—	—	—	—	3,767,729	3,229,981

Banco Santander Central Hispano	—	—	1,238,237	2,793,017	—	—	1,238,237	2,793,017
Caja Madrid Miami Agency	15,526	18,368	—	—	—	—	15,526	18,368
Conavi	—	—	2,192,130	—	—	—	2,192,130	—
Colpatria	—	—	876,944	—	—	—	876,944	—
Corfinsura	—	—	3,507,407	—	—	—	3,507,407	—
Granahorrar	—	—	1,315,277	—	—	—	1,315,277	—
Davivienda	—	—	3,046,376	938,051	—	—	3,046,376	938,051

Export Development Corporation	1,933,960	1,632,362	—	—	—	—	1,933,960	1,632,362
J.P. Morgan Chase Bank	14,397,116		—	—	—	—	14,397,116	—

Citibank	2,292,664	4,972,903	—	—	—	—	2,292,664	4,972,903
Kreditanstalt für Wiederaufbau	322,269	276,815	—	—	—	—	322,269	276,815

Credit Suisse First Boston	12,048	4,278,999	—	—	—	—	12,048	4,278,999
Skandinaviska Enskilda Banken	947,920	—	—	—	—	—	947,920	—
Deutsche Bank	132,654	2,986,309	—	—	—	—	132,654	2,986,309
Standard Bank	132,655	2,986,309	—	—	—	—	132,655	2,986,309
The Bank of Tokyo-Mitsubishi, Ltd. New York Branch	2,703	27,902	—	—	—	—	2,703	27,902

WestLB AG, New York Branch	2,479,073	131,165	—	—	—	—	2,479,073	131,165
Scotiabank	—	3,639,187	98,247	8,380,864	—	—	98,247	12,020,051

Total	32,601,417	27,714,087	32,209,579	39,284,622	415,497	—	65,226,493	66,998,709

Total outstanding Principal	31,588,532	27,270,738	32,026,679	39,166,806	415,497		64,030,708	66,437,544

Weighted average interest rate	6.61%	7.85%	7.70%	7.19%	9.00%		7.16%	7.46%

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency	99.36%	100.00%
Percentage of debt in Chilean Peso	0.64%	—

Total	100.00%	100.00%

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
15.	Debt due to banks and financial institutions, continued:

c.	Long-term portion of debt due to banks and financial institutions were denominated as follows:

		As of
		December
		31, 2006	As of December 31, 2007
			After 1	After 2	After 3	After 5
			year but	years but	years but	years but		Total long-	Annual
		Long-term	within 2	within 3	within 5	within 10	After 10	term	interest
Financial Institution	Currency	portion	years	years	years	years	years	portion	rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	2,025,079	—	1,759,819	—	—	—	1,759,819	5.18%
Instituto de Crédito Oficial	US$	2,882,760	—	1,759,819	6,509,259	—	—	8,269,078	5.18%
Bancolombia	$ Col.	24,778,885	—		23,927,531	—	—	23,927,531	12.19%
Banesto	US$	2,328,898	—		—	—	—
Banco Bilbao Viscaya Argentaria	US$	6,075,236	—	5,279,456	—	—	—	5,279,456	5.18%
Banco Bilbao Viscaya Argentaria	$ Col.	21,072,211	—		20,348,091	—	—	20,348,091	12.19%
Banco Estado	US$	589,655	—		4,475,116	—	—	4,475,116	5.18%
Banco Nationales de Paris	US$	4,491,992	1,635,585		—	—	—	1,635,585	5.78%
Banco Nationales de Paris	US$	7,483,874	812,948	812,948	1,625,896	2,438,844	—	5,690,636	5.98%
Banco Medio Crédito	$ Arg.	7,601,335	1,990,992	1,990,992	995,577	—	—	4,977,561	1.75%
Banco Santander Central Hispano	US$	7,522,571	—	3,590,030	10,984,374	—	—	14,574,404	5.18%
Banco Santander Central Hispano	$ Col.	23,990,532	—		23,166,434	—	—	23,166,434	12.19%
Bank Of Tokio Mitsubishi Ltda.	US$	6,307,521	—	4,223,565	10,984,374	—	—	15,207,939	5.18%
Caja Madrid, Miami Agency	US$	3,159,123	—	2,745,317	—	—	—	2,745,317	5.18%
Citibank N.A.	US$	7,522,571	—	5,279,456	10,984,374	—	—	16,263,830	5.18%
Citibank	US$	11,435,737	4,968,900	—	—	—	—	4,968,900	6.08%
Davivienda	$ Col.	8,057,469	—	—	7,780,630	—	—	7,780,630	12.19%
Export Development Corporation	US$	5,730,408	711,399	711,399	1,422,798	1,422,799	—	4,268,395	6.61%
Export Development Corporation	US$	2,075,706	721,529	360,763	—	—	—	1,082,292	6.06%
Export Development Canada	US$	1,072,100	—	—	8,136,574	—	—	8,136,574	5.18%
Kreditanstalt für Wiederaufbau	US$	469,180	135,908	—	—	—	—	135,908	4.85%
WestLB AG, New York Branch	US$	9,148,590	7,950,240	—	—	—	—	7,950,240	6.83%
Banco de Crédito	Soles	18,247,278	—	—	—	—	—	—	—
Banco Continental	US$	20,314,028	2,829,541	7,663,038	—	—	—	10,492,579	7.33%
The Bank of Nova Scotia	US$	—	—	1,689,426	—	—	—	1,689,426	5.18%
Credit Suisse First Boston	US$	17,153,606	4,259,057	6,388,585	—	—	—	10,647,642	10.95%
Scotiabank	US$	—	7,155,216	5,366,412	—	—	—	12,521,628	6.70%
Deutsche Bank AG, New York	US$	1,620,062	—	1,407,855	—	—	—	1,407,855	5.18%
Deutsche Bank AG, New York	US$	28,589,343	5,796,967	5,796,967	10,351,958	—	—	21,945,892	9.19%
Scotiabank	Soles	8,942,554	—	—	—	—	—	—	—
ING Bank N.V., Curacao Branch	US$	7,776,301	—	6,757,704	—	—	—	6,757,704	5.18%
San Paolo	US$	4,860,188	—	4,223,565	—	—	—	4,223,565	5.18%
HSBC	US$	4,050,157	—	3,519,638	—	—	—	3,519,638	5.18%
The Royal Bank of Scotland PLC	US$	428,841	—	—	3,254,630	—	—	3,254,630	5.18%
B.N.P. Paribas Panama Branch	US$	857,680	—	—	6,509,259	—	—	6,509,259	5.18%
Banesto N.Y. Branch	US$	428,841	—	—	3,254,630	—	—	3,254,630	5.18%
Standard Bank	US$	28,589,343	5,796,967	5,796,967	10,351,958	—	—	21,945,892	9.19%

Total		307,679,655	44,765,249	77,123,721	165,063,463	3,861,643	—	290,814,076

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency	100.00%	100.00%
Percentage of debt in Chilean Peso	—	—

Total	100.00%	100.00%

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
15.	Debt due to banks and financial institutions, continued:

d.	Debt priority
Except for certain debts, which are collateralized by liens on specific assets (see Note 26), all of these debts rank the same in priority of payment.
On November 10, 2004, Endesa Chile subscribed a credit for the amount of ThUS$ 250,000 with a term of amortization November 11, 2010 and an interest rate of LIBOR+0.375%. As of December 31, 2007, the Company has drawn ThUS$ 85,000 of the total credit line.
On January 26, 2006, Endesa Chile subscribed a second credit (Revolving Facility) for the amount of ThUS$200,000 with a term of amortization July 26, 2011 and an interest rate of LIBOR+0.300%. As of December 31, 2007, the Company has drawn ThUS$ 131,000 of the total credit line.
On December 7, 2006, Endesa Chile subscribed a third credit (Revolving Facility) for the amount of ThUS$200,000 with a term of amortization December 7, 2009 and an interest rate of LIBOR+0.25%. As of December 31, 2007, the Company has not drawn any amount of credit line.
The Revolving Credits of Endesa Chile can be drawn or redeemed before maturity throughout the credit periods.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable

a.	Details of the current portion of bonds payable is as follows at each year-end:

						Par Value
			Face Value	Interest		ThCh$	ThCh$
Issuer	Series	Currency	Outstanding	rate	Maturity Date	2006	2007
Endesa Chile	1	US$	230,000,000	7.88%	02-01-2027	3,871,740	3,369,834
Endesa Chile	2	US$	220,000,000	7.33%	02-01-2037	3,839,312	3,336,409
Endesa Chile	3	US$	200,000,000	8.13%	02-01-2097	844,131	769,352
Endesa Chile	1	US$	400,000,000	7.75%	07-15-2008	8,124,138	205,815,978
Endesa Chile	1	US$	400,000,000	8.50%	04-01-2009	4,860,188	4,223,565
Endesa Chile	F	U.F.	1,500,000	6.20%	08-01-2022	751,639	1,337,624
Endesa Chile	144A	US$	400,000,000	8.35%	08-01-2013	7,957,367	6,915,053
Endesa Chile	144A	US$	200,000,000	8.63%	08-01-2015	4,109,718	3,571,397
Endesa Chile	G	U.F.	4,000,000	4.80%	10-15-2010	778,497	—
Endesa Chile	H	U.F.	4,000,000	6.20%	10-15-2008	1,002,184	998,591
Endesa Chile	K	U.F.	4,000,000	3.80%	04-15-2027	—	615,596
Emgesa-Colombia	B 1°	$ Col.	400,000,000,000	11.29%	11-10-2011	1,504,943	1,494,929
Edegel-Peru	2	US$	30,000,000	8.41%	02-14-2007	17,700,584	—
Edegel-Peru	3	US$	30,000,000	8.75%	06-13-2007	17,229,716	—
Edegel-Peru	5 A	US$	10,000,000	3.75%	01-26-2009	91,724	79,710
Edegel-Peru	6 A	Soles	30,000,000	5.88%	02-27-2008	107,702	5,073,714
Edegel-Peru	6 B	Soles	20,000,000	8.50%	06-18-2008	10,980	3,325,311
Edegel-Peru	7 A	US$	10,000,000	7.16%	01-26-2007	179,518	152,092
Edegel-Peru	8 A	Soles	22,370,000	6.00%	02-23-2007	73,350	3,776,847
Edegel-Peru	8 B	Soles	25,700,000	6.47%	03-30-2008	74,334	4,329,860
Edegel-Peru	9 A	Soles	70,000,000	6.91%	06-1-2009	72,053	66,793
Edegel-Peru	10 A	Soles	35,000,000	6.72%	10-21-2010	80,611	74,727
Edegel-Peru	11 A	US$	20,000,000	6.06%	11-18-2012	80,884	70,289
Edegel-Peru	13 A	Soles	25,000,000	6.47%	10-20-2013	56240	52,135
Edegel-Peru	14 A	Soles	25,000,000	6.09%	10-27-2010	47,682	44,201
Edegel-Peru	15 A	Soles	30,000,000	6.16%	11-27-2011	30,279	28,069
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	11.43%	11-10-2009	204,277	226,963
Emgesa-Colombia	B-10	$ Col.	9,684,517,481	9.87%	11-10-2009	101,125	102,994
Emgesa-Colombia	C-10	$ Col.	17,235,158,229	10.25%	10-09-2009	54,765	55,771
Emgesa-Colombia	C-10	$ Col.	229,825,000,000	11.31%	10-09-2009	1,242,288	1,475,623
Emgesa-Colombia	A-10	$ Col.	210,000,000,000	10.32%	02-23-2015	622,367	570,961
Edegel-Peru	13 B	Soles	25,000,000	6.16%	01-15-2014	—	116,953
Edegel-Peru	14 B	Soles	25,000,000	5.91%	02-22-2011	—	87,043
Edegel-Peru	1 A	Soles	25,000,000	6.31%	06-21-2022	—	6,541
Edegel-Peru	2 A	US$	8,000,000	5.97%	07-18-2011	—	106,769
Edegel-Peru	3 A	Soles	25,000,000	6.28%	07-03-2019	—	128,006
Edegel-Peru	4 A	Soles	20,000,000	6.75%	08-31-2014	—	74,608
Edegel-Peru	5 A	Soles	25,000,000	6.50%	03-18-2013	—	77,084
Edegel-Peru	6 A	Soles	25,000,000	6.44%	05-21-2013	—	29,647
Edegel-Peru	7 A	Soles	25,000,000	6.63%	06-13-2013	—	13,730
Emgesa-Colombia	10A	$ Col.	40,000,000,000	10.32%	02-23-2015	—	108,755
Emgesa-Colombia	10B	$ Col.	170,000,000,000	10.84%	02-20-2017	—	3,921,727

Total						75,704,336	256,625,251

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16. Bonds and notes payable, continued:
b. Details of the long-term portion of bonds payable is as follows at each year-end:

						Par Value
			Face Value	Interest	Maturity	2006	2007
Issuer	Series	Currency	Outstanding	Rate	Date	ThCh$	ThCh$
Endesa Chile	1	US$	230,000,000	7.88%	02-01-2027	117,720,051	102,300,210
Endesa Chile	2	US$	220,000,000	7.33%	02-01-2037	125,793,109	109,315,800
Endesa Chile	3	US$	200,000,000	8.13%	02-01-2097	23,109,337	20,082,306
Endesa Chile	1	US$	400,000,000	7.75%	07-15-2008	228,714,744	—
Endesa Chile	Only	US$	400,000,000	8.50%	04-01-2009	228,714,744	198,756,000
Endesa Chile	F	U.F.	1,500,000	6.20%	08-01-2022	29,539,908	28,845,310
Endesa Chile	144A	US$	400,000,000	8.35%	08-01-2013	228,714,744	198,756,000
Endesa Chile	144A	US$	200,000,000	8.63%	08-01-2015	114,357,372	99,378,000
Endesa Chile	G	U.F.	4,000,000	4.80%	10-15-2010	78,773,088	—
Endesa Chile	H	U.F.	4,000,000	6.20%	10-15-2008	78,773,088	78,490,640
Endesa Chile	K	U.F.	4,000,000	3,80%	04-15-2027	—	78,490,640
Emgesa (ex Betania)	B	$ Col.	400,000,000,000	11.29%	11-10-2011	102,160,015	98,650,075
Edegel-Peru	5A	US$	10,000,000	3.75%	1-26-2009	5,717,869	4,968,900
Edegel-Peru	6 A	Soles	30,000,000	5.88%	2-27-2008	5,365,532	—
Edegel-Peru	6 B	Soles	20,000,000	8.50%	6-18-2008	3,577,021	—
Edegel-Peru	7 A	US$	10,000,000	7.16%	7-26-2009	5,717,869	4,968,900
Edegel-Peru	8 A	Soles	22,370,000	6.00%	03-10-2008	4,000,897	—
Edegel-Peru	8 B	Soles	25,700,000	6.47%	03-30-2008	4,596,472	—
Edegel-Peru	9A	Soles	70,000,000	6.91%	06-01-2009	12,519,575	11,605,706
Edegel-Peru	10A	Soles	35,000,000	6.72%	10-21-2010	6,259,788	5,802,853
Edegel-Peru	11A	US$	20,000,000	6.06%	11-18-2012	11,435,736	9,937,800
Edegel-Peru	13 A	Soles	25,000,000	6.47%	10-20-2013	4,471,277	4,144,895
Edegel-Peru	14 A	Soles	25,000,000	6.09%	10-27-2010	4,471,277	4,144,895
Edegel-Peru	15 A	Soles	30,000,000	6.16%	11-27-2011	5,365,532	4,973,874
Edegel-Peru	13 B	Soles	25,000,000	6.16%	01-15-2014	—	4,144,895
Edegel-Peru	14 B	Soles	25,000,000	5.91%	02-22-2011	—	4,144,895
Edegel-Peru	1A	Soles	25,000,000	6.31%	06-21-2022	—	4,144,895
Edegel-Peru	2A	US$	8,000,000	5.97%	07-18-2011	—	3,975,118
Edegel-Peru	3A	Soles	25,000,000	6.28%	07-03-2019	—	4,144,895
Edegel-Peru	4A	Soles	20,000,000	6.75%	08-31-2014	—	3,315,916
Edegel-Peru	5A	Soles	25,000,000	6.50%	03-18-2013	—	4,144,895
Edegel-Peru	6A	Soles	25,000,000	6.44%	05-21-2013	—	4,144,895
Edegel-Peru	7A	Soles	25,000,000	6.63%	06-13-2013	—	4,144,895
Emgesa-Colombia	B-10	$ Col.	229,825,000,000	11.31%	10-09-2009	58,697,032	56,680,570
Emgesa-Colombia	B-10	$ Col.	60,000,000,000	11.43%	11-10-2009	15,323,997	14,797,494
Emgesa-Colombia	C-10	$ Col.	9,684,517,481	9.88%	10-09-2009	2,409,167	2,485,162
Emgesa-Colombia	C-10	$ Col.	17,235,158,229	10.25%	10-09-2009	4,287,499	4,333,425
Emgesa-Colombia	A-10	$ Col.	210,000,000,000	10.32%	02-23-2015	63,850,038	51,791,231
Emgesa-Colombia	10A	$ Col.	40,000,000,000	10.32%	02-23-2015	—	9,864,996
Emgesa-Colombia	10B	$ Col.	170,000,000,000	10.84%	02-20-2017	—	41,926,234

Total						1,574,436,778	1,281,797,215

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

c.	Bonds payable by entities:
Endesa Chile (individual legal entity):
Risk ratings of the last two bonds issuances are as follows:

Rating Entity	Category
Feller — Comisión Clasificadora de Riesgo Ltda.	AA-
Comisión Clasificadora de Riesgo	A+
Fitch Chile Clasificadora de Riesgo Ltda.	AA-

Fourth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento

Issuance Value	Seven and a half million (UF 7,500,000) divided into:
Series E-1: 1000 bonds at UF 1,000 each.
Series E-2: 500 bonds at UF 10,000 each.
Series F: 150 bonds at UF 10,000 each.

Indexation	Based on variations in Unidad de Fomento index

Amortization period	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.

Early Redemption	Only in the case of Series F, beginning February 1, 2012.

Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.

Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.

Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.

Interest payments
Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest as of December 31, 2007 amounted to ThCh$ 748,944 (ThCh$ 751,639 in 2006) and is presented under current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

Fifth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento

Issuance Value	Eight million (UF 8,000,000) divided into:
Series K: 4,000 bonds at UF 1,000 each.
Series H: 4,000 bonds at UF 1,000 each.

Indexation	Based on variations in Unidad de Fomento index

Amortization period	Series K: April 15, 2027.
Series H: in semi-annual installments from April 15, 2010.

Early Redemption	Only in the case of Series K, beginning October 16, 2011.

Nominal interest rate
Series K: 3.8% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 1.8823%.

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

Interest payments
Interest will be paid semi-annually each April 15 and October 15, starting April 15, 2007. Accrued interest as of December 31, 2007 amounted to ThCh$ 1,614,187 (ThCh$ 1,780,681 in 2006) and is presented under current liabilities.

•	The Company has issued and placed four public offerings of bonds in the international market as follows:
Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category

Standard & Poor’s	BBB
Moody’s Investors Services	Baa3
Fitch	BBB

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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
Series 2: 7.325% annually
Series 3: 8.125% annually

Interest Payments
Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of December 31, 2007 amounts to ThCh$ 10,450,735 (ThCh$ 12,025,990 in 2006), which is shown under current liabilities.

Second Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.

Issuance Value	Four hundred million US Dollars (US$400,000,000)

Indexation	Variation in the US Dollar

Capital amortization	Series 1 full expiration on July 15, 2008

Nominal interest rate	Series 1: 7.75% annually

Interest Payments
Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of December 31, 2007 amounts to ThCh$ 7,059,978 (ThCh$ 8,124,138 in 2006), which is shown under current liabilities.

Third Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Marketable securities denominated in US$(Yankee bonds) in the US market.

Issuance Value	Four hundred million US Dollars (US$400,000,000)

Indexation	Variation in the US Dollar

Capital amortization	Series 1 full expiration on April 1, 2009

Nominal interest rate	Series 1: 8.50% annually

Interest Payments
Interest will be paid semi-annually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of December 31, 2007 amounts to ThCh$ 4,223,565 (ThCh$ 4,860,188 in 2006), which is shown under current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

Fourth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A

Securities issued	Marketable electronic securities denominated in US$(Yankee bonds) in the US and European market under the Rule 144-A.

Issuance Value	Six hundred million US Dollars (US$600,000,000) divided in two series.

Indexation	Variation in the US Dollar

Capital amortization	Series 1: expiration on August 1, 2013: US Dollars 400,000,000;
Series 2: expiration on August 1, 2015: US Dollars 200,000,000

Nominal interest rate	Series 1: 8.35% annually
Series 2: 8.625% annually

Interest Payments
Interest will be paid semi-annually each February 1 and August 1 annually, starting July 23, 2003. Accrued interest as of December 31, 2007 amounts to ThCh$ 10,486,450 (ThCh$ 12,067,085 in 2006), which is shown under current liabilities.

Repurchase of Yankee Bonds:
During November 2001, the Company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:
•	Series 1: US$ 230,000,000; 30 years term with maturity in 2027.
•	Series 3: US$ 200,000,000; 100 years term with maturity in 2097.
The offer expired November 21, 2001, and the Company repurchased a total of US$ 24,119,000 and US$159,584,000 of Series 1 and 3 bonds, respectively, with accrued interest, at prices of US$21,324,000 and US$ 134,828,000 for Series 1 and 3, respectively.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:
Edegel S.A.
Edegel S.A. has performed twenty five issuances of bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, 2004, June 18, 2004, July 26, 2004, March 10, 2005, March 30, 2005, June 1, 2005, October 21, 2005, November 18, 2005, three last issuances on November 18, 2006 and the last four issuances during 2007. The outstanding bonds as of December 31, 2006 and 2007 are detailed as follows:

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in US$(110,000 bonds).

Issuance Value	One hundred and ten million US dollars (US$110,000,000)

Capital amortization	Full expiration as of June 3, 2006, February 14, 2007, and June 13, 2007, respectively.

Nominal interest rate	8.75%, 8.41%, 8.75%, and 8.44% annually.

Interest Payments
Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 0 (ThCh$ 761,382 in 2006) and is shown under other current liabilities. As of December 31, 2007 this issuance (principal and interest) has been paid-in-full.

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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:
Edegel S.A.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (10,000 bonds).

Issuance Value	Fifty million Peruvian Soles (Peruvian Soles 50,000,000)

Capital amortization	Full expiration as of December 12, 2006.

Nominal interest rate	4.75% annually.

Interest Payments
Interest will be paid semi-annually. Accrued interest as of December 31, 2006 amounts to ThCh$ 0 (ThCh$ 18,110 in 2005) and is shown under other current liabilities. As of December 31, 2006 this issuance has been paid-in-full.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in US Dollar (10,000 bonds).

Issuance Value	Ten million US Dollar (US$10,000,000)

Capital amortization	Full expiration as of January 26, 2009.

Nominal interest rate	3.75% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 79,710 (ThCh$ 91,724 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (6,000 bonds).

Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)

Capital amortization	Full expiration as of September 27, 2008.

Nominal interest rate	5.875% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 99,840 (ThCh$ 107,702 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in Peruvian Soles (4,000 bonds).

Issuance Value	Twenty million Peruvian Soles (Peruvian Soles 20,000,000)

Capital amortization	Full expiration as of June 18, 2008.

Nominal interest rate	5.88% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 9,395 (ThCh$ 10,980 in 2006) and is shown under other current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated in US$(10,000 bonds).

Issuance Value	Ten million US$(US$10,000,000)

Capital amortization	Full expiration as of July 26, 2009.

Nominal interest rate	7.16% annually

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 152,092 (ThCh$ 179,519 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (4,474 bonds).

Issuance Value	Twenty two million, three hundred seventy thousand Peruvian Soles (Peruvian Soles 22,370,000)

Capital amortization	Full expiration as of March 10, 2008.

Nominal interest rate	6.00% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 67,995 (ThCh$ 73,350 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,140 bonds).

Issuance Value	Twenty five million, seven hundred thousand Peruvian Soles (Peruvian Soles 25,700,000)

Capital amortization	Full expiration as of March 30, 2008.

Nominal interest rate	6.47% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 68,908 (ThCh$ 74,334 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (14,000 bonds).

Issuance Value	Seventy million Peruvian Soles (Peruvian Soles 70,000,000)

Capital amortization	Full expiration as of June 01, 2009.

Nominal interest rate	6.91% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 66,793 (ThCh$ 72,053 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (7,000 bonds).

Issuance Value	Thirty five million Peruvian Soles (Peruvian Soles 35,000,000)

Capital amortization	Full expiration as of October 21, 2010.

Nominal interest rate	6.72% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 74,727 (ThCh$ 80,611 in 2006) and is shown under other current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated US Dollars (20,000 bonds).

Issuance Value	Twenty million US Dollars (US$20,000,000)

Capital amortization	Full expiration as of November 18, 2012.

Nominal interest rate	6.06% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 70,289 (ThCh$ 80,884 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of October 20, 2013.

Nominal interest rate	6.47% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 52,135 (ThCh$ 56,240 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of October 27, 2010.

Nominal interest rate	6.09% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 44,201 (ThCh$ 47,682 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (6,000 bonds).

Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)

Capital amortization	Full expiration as of November 27, 2011.

Nominal interest rate	6.16% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 28,069 (ThCh$ 30,278 in 2006) and is shown under other current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of January 15, 2014.

Nominal interest rate	6.16% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 116,953 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of February 22, 2011.

Nominal interest rate	5.91% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 87,043 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of June 21, 2022

Nominal interest rate	6.31% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 6,541 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated US Dollar (8,000 bonds).

Issuance Value	Eight million US$(US$8,000,000)

Capital amortization	Full expiration as of July 18, 2011

Nominal interest rate	5.97% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 106,769 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of July 3, 2019

Nominal interest rate	6.28% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 128,006 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (4,000 bonds).

Issuance Value	Twenty million Peruvian Soles (Peruvian Soles 20,000,000)

Capital amortization	Full expiration as of August 31, 2014

Nominal interest rate	6.75% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 74,608 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of March 18, 2013

Nominal interest rate	6.50% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 77,084 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of May 21, 2013

Nominal interest rate	6.4375% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 29,647 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuance Terms
Issuer	Edegel S.A.

Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).

Issuance Value	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)

Capital amortization	Full expiration as of June 13, 2013

Nominal interest rate	6.625% annually.

Interest Payments	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 13,730 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:
Emgesa S.A.
Emgesa issued bonds on October 8, 1999, July 9, 2001, February 26, 2003 ,on November 11, 2004 and February 23, 2005 as per the following:

First Issuance	Issuance Terms
Issuer	Emgesa S.A.

Securities issued	Ordinary bonds denominated in Colombian pesos

Issuance Value	Four hundred billion Colombian pesos ($Col 400,000,000,000)

Capital amortization	Expiration between 2009 and 2011 at the amount of $Col 400,000,000,000

Nominal interest rate	IPC+6.29% (11,29%) effective annual rate

Interest Payments	Interest will be paid quarterly. Accrued interest as of December 31, 2007 amounts to ThCh$ 1,494,929 (ThCh$ 1,504,943 in 2006) and is shown under current liabilities.

First Issuance	Issuance Terms
Issuer	Emgesa S.A.

Securities issued	Marketable securities denominated in Colombian pesos

Issuance Value	Five hundred and thirty billion Colombian pesos ($Col 530,000,000,000)

Capital amortization	Full expiration between 2004 and 2009 at the amount of $Col 316,744,675,710

Nominal interest rate	10.72% annual average rate

Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 1,861,351 (ThCh$ 1,602,455 in 2006) and is shown under current liabilities.

Third Issuance	Issuance Terms
Issuer	Emgesa S.A.

Securities issued	Marketable securities denominated in Colombian pesos

Issuance Value	Two hundred and fifty billion of Colombian pesos ($Col 250,000,000,000)

Capital amortization	Full expiration on February 23, 2015

Nominal interest rate	IPC + 5.04% (10.32%) quarterly

Interest Payments	Interest will be paid annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 679,716 (ThCh$ 622,367 in 2006) and is shown under current liabilities.

Fourth Issuance	Issuance Terms
Issuer	Emgesa

Securities issued	Ordinary bonds denominated in Colombian pesos

Issuance Value	One hundred seventy billion Colombian pesos ($Col 170,000,000,000)

Capital amortization	Full expiration on February 20, 2017

Nominal interest rate	IPC+6.29% (10.84%) effective annual rate

Interest Payments	Interest will be paid quarterly. Accrued interest as of December 31, 2007 amounts to ThCh$ 3,921,727 (ThCh$ 0 in 2006) and is shown under current liabilities.
The discount of the above mentioned bonds was deferred and recorded under the caption Other Assets in the year of the respective issuance. As of December 31, 2006 and 2007, such discounts amounted to ThCh$ 9,600,354 and ThCh$ 6,908,551, respectively.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
16.	Bonds and notes payable, continued:

d.	Notes payable
Composition of the short-term and long-term balance per creditor as of each year end is as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
Lending Institution	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Mitsubishi Corporation	30,556,567	19,430,179	57,200,293	56,988,165
CAMMESA	3,019,901	3,094,272	4,171,878	6,059,723

Total	33,576,468	23,414,451	61,372,171	63,047,888

Balance includes financing arrangements provided by the supplier of electrical installations and equipment for Endesa Costanera plants. The notes payable to Mitsubishi Corporation are denominated in US$ and bear interest. The notes payable to CAMMESA are denominated in $Arg and bear interest.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
17.	Accrued liabilities:
The accrued expenses included in short-term and long-term liabilities as of each year end are as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Employee salaries	10,784,934	10,005,011	—	—
Provision for contingences, lawsuits, and others	6,097,026	6,862,026	—	—
Provision for expenses, costs and investments	9,459,924	9,985,593	—	—
Post retirement benefits	—	2,481,230	4,554,913	3,995,927
Employee severance indemnities (1)	63,261	13,157	6,382,206	6,425,298
Pensions and post-retirement benefits of foreign subsidiaries	—	—	21,284,766	16,900,421
Others	203,185	187,325	—	536,682

Total	26,608,330	29,534,342	32,221,885	27,858,328

(1)
Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2 (q), and an analysis of the changes in the accrual in each year is as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Opening balance as of January 1	5,693,924	6,382,206
Net increase in accrual	2,023,782	806,088
Payments during the year	(1,335,500)	(762,996)

Total	6,382,206	6,425,298

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
18.	Minority interest:
The information presented below represents the participation by non-controlling shareholders in the legal entities presented below. As a result the economic participation by minority interest shareholders may be larger at the consolidated level of Endesa Chile.
a.	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2006			As of December 31, 2007
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Central Hidroeléctrica Betania S.A (1)	363,482,619	0.01%	21,961	—	—	—
Endesa Costanera S.A (2)	150,100,911	35.74%	53,638,422	119,304,734	30.23%	36,071,676
Edegel S.A.	498,365,151	44.56%	222,058,918	407,048,817	44.56%	181,370,667
Emgesa S.A. (1)	664,042,954	76.55%	508,304,296	686,373,037	73.13%	501,937,249
Empresa Eléctrica Pangue S.A.	125,430,647	5.01%	6,291,852	118,093,601	5.01%	5,923,811
Endesa Argentina S.A.	42,737,894	0.01%	4,273	134,393,664	0.01%	13,439
Generandes Perú S.A.	252,455,436	40.37%	101,913,786	206,672,674	40.37%	83,431,733
Hidroeléctrica El Chocón S.A (3)	202,116,934	34.81%	70,356,904	170,188,801	32.33%	55,015,232
Hidroinvest S.A (4)	82,180,015	30.07%	24,711,531	103,672,237	3.91%	4,048,816
Pehuenche S.A.	232,588,570	7.35%	17,095,260	259,455,281	7.35%	19,069,963
Túnel El Melón S.A (5)	(9,629,565)	0.05%	(4,815)	—	—	—

Total			1,004,392,388			886,882,586

(1)	See Note 10 (d) (iv.), Note 10 (e) (iv.)

(2)	See Note 10 d. (v)

(3)	See note 10 (d) (vi.)

(4)	See note 10 (d) (vi.)

(5)	See Note 10 d. (vii)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
18.	Minority interest, continued:

b.	Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year is as follows:

	Year-ended December 31, 2005			Year-ended December 31, 2006			Year-ended December 31, 2007
	Net	Partici-		Net	Partici-		Net	Partici-
Company	Income	pation	Total	Income	pation	Total	Income	pation	Total
	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
Capital de Energía S.A. (1)	21,247,487	49.00%	10,411,268	—	—	—	—	—	—
Central Hidroeléctrica Betania S.A. (2)	2,663,802	14.38%	382,997	1,088,685	0.01%	66	—	—	—
Central Cachoeira Dourada S.A. (3)	25,197,630	0.39%	99,308	—	—	—	—	—	—
Endesa Costanera S.A. (4)	(11,866,291)	35.74%	(4,240,409)	(6,644,735)	35.74%	(2,374,489)	(11,134,854)	30.23%	(3,366,613)
Inversiones Eléctricas Quillota S.A. (5)	(11,028,656)	50.00%	(5,514,327)	—	—	—	—	—	—
Edegel S.A. (6)	37,855,704	36.44%	13,796,058	9,277,188	44.56%	4,133,681	3,803,113	44.56%	1,694,571
Emgesa S.A. (7)	44,287,702	51.52%	22,815,651	67,282,159	76.55%	51,502,408	51,012,220	73.13%	46,295,005
Empresa Eléctrica Pangue S.A.	21,247,201	5.01%	1,065,802	41,830,532	5.01%	2,098,303	34,138,191	5.01%	1,712,440
Endesa Argentina S.A.	(10,435,679)	0.01%	(1,044)	(2,592,233)	0.01%	(259)	38,363,392	0.01%	3,836
Generandes Perú S.A.	32,011,576	40.37%	12,922,760	6,844,543	40.37%	2,763,074	3,514,474	40.37%	1,418,759
Hidroeléctrica El Chocón S.A. (8)	2,833,523	34.81%	986,349	14,840,727	34.81%	5,166,057	8,814,829	32.33%	2,860,563
Hidroinvest S.A. (9)	(131,228)	30.07%	(39,461)	7,174,042	30.07%	2,157,234	20,907,848	3.91%	1,058,126
Pehuenche S.A.	65,995,226	7.35%	4,850,649	72,668,962	7.35%	5,341,168	138,741,293	7.35%	10,197,485
Túnel El Melón S.A. (10)	(1,958,659)	0.05%	(979)	1,896,959	0.05%	948	—	—	—

Total			57,534,622			70,788,191			61,874,172

(1)	See Note 10 (e.) (iv.)

(2)	See Note 10 (c.) (v.), Note 10 (d) (iv.)

(3)	See Note 10 (c.) (i.)

(4)	See Note 10 (d.) (v.)

(5)	See Note 10 (e.) (iii.)

(6)	See Note 10 (d.) (iii.)

(7)	See Note 10 (c.) (v), Note 10 (d) (iv.), Note 10 (e) (iv)

(8)	See Note 10 (d.) (vi.)

(9)	See Note 10 (d.)(vi.)

(10)	See Note 10 (d.) (vii.)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
19.	Shareholders’ equity:

a.	Dividends
In accordance with Law 18.046, the Company must declare a minimum dividend. This minimum dividend amounts to 30% of consolidated net income before consolidated amortization of negative goodwill. The Company paid dividends to shareholders during 2005, 2006 and 2007 related to 2004, 2005, 2006 and 2007 net income, respectively. An interim dividend was provided for 2007 net income, as follows:

	Historical value
Payment date	Ch$ per share	Type of dividend	Related Year

April 2004	2.30000	Final	2003
April 2005	4.13000	Final	2004
March 2006	5.82000	Final	2005
December 2006	2.57000	Interim	2006
May 2007	10.84000	Final	2006
December 2007	2.1926	Interim	2007
b.	Number of shares
During each of the years ended December 31, 2005, 2006 and 2007, the number of shares authorized, subscribed, outstanding and paid for was 8,201,754,580, all of which having voting rights.
c.	Subscribed and paid-in capital
Subscribed and paid-in capital as of December 31, 2005, 2006 and 2007 amounted to ThCh$ 1,222,877,948.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
19.	Shareholders’ equity, continued:

d.	Other reserves
Other reserves are composed of the following as of December 31, of each year:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Accumulated capital revaluation	1,942,082	1,942,082
Revaluation of property, plant and equipment under Decree Law No. 4	1,331,497	1,331,497
Other revaluations	86,645	86,645
Reserve for technical revaluation of property, plant and equipment (Circulars 550 and 566)	33,308,498	33,308,498
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	28,009,943	28,009,943
Equity adjustment of unconsolidated subsidiaries	(379,527)	(379,527)
Reserve for reorganization of entities under common control	(43,832,543)	(138,354,989)
Reduction of capital in foreign subsidiaries	(7,069,645)	(7,069,645)
Accumulated translation adjustment of Chilean entities reporting in foreign currency	(18,260,401)	(31,102,646)
Accumulated foreign currency translation adjustment related to foreign subsidiaries, net (1)	(34,814,323)	(49,760,219)

Total	(39,677,774)	(161,988,361)

(1)
The detail of the net cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, 2005, 2006 and 2007, respectively are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Endesa Argentina S.A.	(5,679,865)	(4,920,246)	(11,531,112)
Endesa Chile Internacional	1,914,915	1,914,915	1,914,915
Distrilec Inversora S.A.	(139,741)	(117,526)	(270,728)
Gas Atacama	—	—	(289)
Electrogas	—	—	(474)
Inversiones Electrogas	—	—	(680,429)
Hidroeléctrica El Chocón	—	—	179,730
Hidroinvest	—	—	(2,808,384)
Southern Cone Power Argentina. S.A.	—	—	(662,142)
Capital de Energía S.A.	(41,346)	—	—
C.H. Betania S.A.	131,755	(194,015)	(1,637,483)
Ingendesa Do Brasil Ltda.	(269,168)	(249,346)	(415,476)
Cono Sur S.A.	(32,424,762)	(29,863,574)	(31,036,749)
Endesa Costanera S.A.	(1,537,879)	(1,384,531)	(2,811,598)

Total	(38,046,091)	(34,814,323)	(49,760,219)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
20.	Other income and expenses:

a.	The detail of other non-operating income in each year is as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Gain from foreign currency transaction	11,799,360	37,114	91,127
Gain on sale of property, plant and equipment	4,466,597	3,570,995	449,283
Energy and power contract settlement	8,264,845	5,458,821	6,460,185
Dividends Empresa Eléctrica de Bogotá	1,001,703	—	—
Indemnities and commissions	2,015,507	8,572,200	2,152,944
Gains on service and other contracts	846,397	585,843	212,788
Gain on sale of investments	—	—	3,077,984
Recovery of expenses and clients’ portfolios	2,518,143	943,260	2,371,522
Reversal of contingency provision	1,164,232	9,335,150	878,818
Other	4,416,686	3,681,870	2,221,656

Total	36,493,470	32,185,253	17,916,307

b.	Other non-operating expenses in each year are as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Loss from foreign currency transaction	14,546,952	16,854,123	40,796,526
Adjustment of Investments in Related Companies	4,541,333	1,129,468	1,123,415
Loss on sale of property, plant and equipment	428,712	186,442	70,319
Costs of sales of property, plant and equipment	244,979	599,107	—
Retirement benefits and severance indemnities	931,913	1,153,881	780,756
Board of directors compensation	250,748	258,793	271,434
Contingencies and litigation	17,541,387	8,823,290	12,128,496
Energy and power settlement (1)	9,329,382	7,052,490	8,503,789
Tax penalties	2,028,533	3,210,130	3,393,266
Tax on equity, Colombia	3,711,897	3,196,912	14,037,294
Other	5,204,497	4,327,096	4,145,555

Total	58,760,333	46,791,732	85,250,850

(1)
In 2005, the amount recorded corresponds to the period of April 2004 – December 2004. In 2006, the amount recorded corresponds to the period of January 2005 – December 2005. In 2007, the amount recorded corresponds to the period of January 2006 – December 2006.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
21.	Price-level restatement:
The gain (loss) from price-level restatement as of each year is as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Assets

Current assets	10,482,946	6,184,546	866,183
Accounts receivable from subsidiaries	4,149,796	1,961,153	8,082,276
Property, plant and equipment	72,341,436	41,024,274	145,486,524
Investment in subsidiaries	6,594,505	10,601,775	38,721,742
Goodwill and negative goodwill	(1,584,461)	(512,210)	(3,056,029)
Other assets	60,639,542	17,962,382	77,928,240

Net gain from asset accounts	152,623,764	77,221,920	268,028,936

Liabilities and Shareholders’ equity

Shareholders’ equity	(60,522,263)	(35,803,120)	(126,678,294)
Current and long-term liabilities	(79,074,405)	(33,084,371)	(110,045,318)
Minority interest	(5,644,765)	(3,035,456)	(8,290,174)

Net loss from Liabilities and Shareholders’ equity accounts	(145,241,433)	(71,922,947)	(245,013,786)

Net gain from price-level restatement of balance sheet accounts	7,382,331	5,298,973	23,015,150

Net loss from price-level restatement of income statement	(5,937,121)	(3,701,408)	(14,160,768)

Net gain from price-level restatement	1,445,210	1,597,565	8,854,382

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
22.	Foreign currency translation:
The (charge) credit to income for foreign currency translation as of each year is as follows:

		As of December 31,
	Currency	2005	2006	2007
		ThCh$	ThCh$	ThCh$

Assets

Current assets

Cash	US$	1,473,474	453,185	338,875
	Other	—	(2,767)	(49,732)

Time deposits	US$	2,343,776	(485,737)	(154,050)
	Other	(252,114)	—	—
Other accounts receivable, net	US$	(24,199)	2,757	(450)
	Other	—	12,457	(277,529)
	Other	(24,054)	(9,730)	—
	US$	—	—	(1,866,499)
Other current assets	US$	(2,824,158)	616	—
	Other	(31,369)	(2,655)	(881)
Accounts due from related companies	US$	(554,857)	154,304	—

Non-current assets
Accounts due from related companies	US$	(13,380,596)	2,425,552	(15,418,140)

Forward contracts	US$	—	39,581	—

Other non-current assets	US$	(40,904,239)	10,939,876	(5,602,087)

Subtotal foreign currency translation		(54,178,336)	13,527,439	(23,030,493)

Liabilities

Current liabilities

Short-term debt due to banks and financial institutions	US$	—	—	83,178
Current portion of long-term	US$	(3,486,004)	21,580	1,480,231
debt due to banks and financial institutions		¥(55,078)	—	—
	Euro	1,358	—	—
	Pounds	(33,210)	—	—
Current portion of bonds payable	US$	10,685,875	(3,841,853)	1,999,966
Current portion of long-term	US$	(535,298)	—	—
Accounts payable to related companies	US$	1,312,646	—	—
Accrued liabilities	US$	17,415	—	—
	Other	(2,225,763)	1,989	—
Miscellaneous payables	Other	—	(227,093)	—
	US$			820,691
Other current liabilities	US$	1,367,490	(324,533)	222,081
	Other	—	113	12,252
		—	—	—
Long-term liabilities
Debt due to banks and financial Institutions	US$	26,014,091	1,444,310	21,379,596
	Yen	70,636	—	—
	Euro	5,789	—	—
	Other	45,214	—	—
Bonds payable	US$	39,141,904	(6,203,212)	15,810,134
Accounts payable	US$	3,703,793	—	1,556,423
Other long-term liabilities	US$	(1,182,106)	(510,146)	978,085
Accounts payable to related Companies	US$	—	(13,632)	—
Forwards	US$	(4,330,716)	—	(4,700,200)
Subtotal foreign currency translation		70,518,038	(9,652,477)	39,642,437

Net effect on income		16,339,702	3,874,962	16,611,944

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
23.	Bond issuance costs:
The costs related to the registration and issuance of bonds of Endesa Chile incurred during the years ended December 31, 2005, 2006 and 2007 are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Consulting fees	—	—	—
Other	—	—	11,056

Total	—	—	11,056

Bond issuance costs are capitalized, recorded under “other assets” and are amortized on a straight-line basis over the life of the bonds.
24.	Other cash-flow items:
The detail of other disbursements for financing purposes as of December 31, 2005, 2006 and 2007 are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Realization of forward contracts	(4,157,140)	(572,640)	(460,663)
Revolving Facility Mitsubishi Fees	—	(612,663)	—
Other	—	(73,410)	(568,680)

Total cash-outflow	(4,157,140)	(1,258,713)	(1,029,343)

Cash flows related to other receipts from investment activities as of December 31, 2007 for each of the years ended are as follows:

	As of December, 31
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Sale of participation in Gas Atacama to Southern Cross (1)	—	—	43,172,429
Receipt of Loans granted to former subsidiaries of Infraestructura 2000 S.A.	2,262,691	583,012	—
Return of capital investment from related company (Empresa de Energía de Bogotá S.A.)	4,819,937	—	—
Others	—	530,002	—

Total Cash flows related to other receipts from investments	7,082,628	1,113,014	43,172,429

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
24.	Other cash-flow items, continued
Cash flows related to other disbursements from investment activities as of December 31, 2007 and for each of the years then ended are as follows:

	As of December, 31
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Purchase of participation in Gas Atacama from CMS (1)	—	—	(43,666,808)

Total Cash flows related to other receipts from investments	—	—	(43,666,808)

(1)
On June 30, 2007, the Company notified CMS Enterprises Company (the entity controlling 50% of Inversiones Gas Atacama Holding and subsidiaries) of its decision to exercise its right of first offer to purchase the interest held by CMS Enterprises Company in Inversiones Gas Atacama Holding for US$ 80 million. Included in this amount was the purchase of a sponser loan that CMS had grants to Inversiones Gas Atacama Holding and its subsidiaries.

On the same date, the Company and Southern Cross Latin America Private Equity Fund III L.P. (“Southern Cross”) subscribed a sale and purchase agreement for 50% of the Company’s participation in Inversiones Gas Atacama Holding S.A. and its subsidiaries and in its sponsor loans to Southern Cross for the amount of US$ 80 million.
The Company, by exercising its right of first offer to purchase from CMS and selling this participation on the same date and in a linked transaction to Southern Cross acted as an agent and thus did not record any gains or losses related to the sale and purchase of the participation.
25.	Financial derivatives:
As of December 31, 2007 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rates and foreign currency risk:

						As of December 31, 2007
	Nominal	Period				Hedged	Deferred
Type	amount	Of		Sales (S)/	Hedged	Amount	Fair Value Change
(1)	US$	Maturity	Item	Purchase (P)	Item	ThCh$	ThCh$
EO	40,000,000	3rd Quarter 2010	Interest rate	P/S	Bank-debt	19,875,600	—
EO	60,000,000	3rd Quarter 2009	Interest rate	P/S	Bank-debt	29,813,400	—
S	125,000,000	3rd Quarter 2008	Exchange rate	P	Bank-debt	62,111,250	(4,645,735)
S	84,100,000	4th Quarter 2012	Interest rate	P	Bank-debt	41,788,449	(715,522)

(1)	EO = European Option, S = Swap

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies:
The detail of liens and guaranties granted by the Company and its subsidiaries as of December 31, 2007 is as follows:
a.	Liens held by third parties:

		As of December 31, 2007
		Book value of remaining encumbered assets and
		schedule to be released
Guarantee	Subsidiary	2007	2008-2010	After 2010	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Banks	Pangue S.A.	2,267,573	—	—	2,267,573
Soc. de Energía de la	Endesa Argentina, Endesa
República Argentina	Costanera	6,981,239	—	—	6,981,239
Mitsubishi	Endesa Costanera	34,039,097	—	—	34,039,097
Credit Suisse First Boston	Endesa Costanera	19,875,600	—	—	19,875,600
Miscellaneous	Endesa parent company	3,024,438	—	—	3,024,438
Miscellaneous	Edegel	52,634,012	—	—	52,634,012

Total		118,821,959	—	—	118,821,959

b.	Guarantees of subsidiary obligations:

		As of December 31, 2007
		Schedule of balance payable of related debt
Guarantee	Subsidiary	2008	2009-2010	After 2010	Total
		ThCh$	ThCh$	ThCh$	ThCh$

2° Juzgado Civil de Quillota	Cía. Eléctrica San Isidro	10,000	—	—	10,000
Vestas Elóicas S.A.U.	Endesa Eco S.A.	7,468,361	—	—	7,468,361
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	2,047,648	—	—	2,047,648

Total		9,526,009	—	—	9,526,009

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:

c.	Litigation and other legal actions:
The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision for these lawsuits of ThCh$ 6,097,026 and ThCh$ 6,862,026 as of December 31, 2006 and 2007, respectively, which Management considers to be adequate. Management does not believe that it is reasonably possible that the Company will incur losses in excess of the established provision.
The following is a detail of significant pending lawsuits that have been filed against the Company, its subsidiaries and equity method investees. The lawsuits are detailed by Company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, the parties, a general description of the lawsuit, the process status of the lawsuit and the amounts involved in the lawsuit. The most relevant cases are detailed below.
Endesa Chile
i. Court: 7th Civil Tribunal of Santiago
Process number: 8895-2003
Plaintiff: Juan Francisco Aranguiz Córdova, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue).
Defendant: Empresa Eléctrica Pangue S.A. and Endesa Chile
Cause: The Plaintiffs, former shareholders of Pangue S.A., seek annulment of a contract signed on September 25, 2000, between Pangue S.A. and Endesa Chile. to establish a voluntary easement on Pangue’s water rights, allowing the point of return of the Ralco Power Plant, located up river, to be located in the final part of the tailwaters of the Pangue reservior. The Plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue S.A. lost value, for which they are seeking ThCh$ 2,521,996. Lastly, they claim that had said contract not been signed, Pangue S.A. would have distributed dividends to them.
Process Status: The Court ruled in favor of Endesa Chile, overruling the suit in its entirety. The Plaintiff filed an appeal before the Appeals Court of Santiago. As of October 2, 2007, the Plaintiffs have adhered to the appeal.
Amounts involved: ThCh$ 3,604,380
ii. Court: 24th Civil Tribunal of Santiago
Process number: 3622-2003
Plaintiff: Francisco Javier Errázuriz Talavera, Francisco Javier Errázuriz Ovalle, Matías Errázuriz Ovalle
Defendants: Empresa Nacional de Electricidad S.A., Francisco Fernández Montero, Luis Felipe Acuña Rivas, Rene Agustín Lara Montoya, Inversiones Cirrus
Cause: The suit is based on the fact that the Defendants initiated a criminal suit against the Plaintiffs based on events that occurred on a property called “La Esperanza de Marchigue”, owned by the Plaintiffs, on August 21, 1998, for the crime of kidnapping, claims that were dismissed by the tribunal. The Plaintiffs believe that these criminal charges against them caused moral damage, for which they are seeking restitution.
Process status: A sentence was issued in favor of Endesa Chile, and the Plaintiffs appealed the decision. The appeal is pending.
Amounts involved: ThCh$ 1,400,000.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
iii. 9th Civil Tribunal of Santiago
Process number: 15279-2005
Plaintiff: Jaime Arrieta Correa et. al.
Defendant: Chilean Treasury, Department of Water Resources and Endesa Chile Cause: The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa Chile non-consumptive water rights to carry out the Neltume Power Plant project, with indemnities for damages. If this petition is not granted, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico Lake and for the property devaluation.
Process Status: Endesa Chile has answered the lawsuit and the Chilean Treasury filed dilatory defences, which were rejected by the Tribunal.
Amounts involved: Undetermined.
iv. 24th Civil Tribunal of Santiago
Process number: 7957-2005
Plaintiff: Inversiones M.D. Ltda. et. al.
Defendant: Chilean Treasury, Department of Water Resources and Endesa Chile Cause: The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa Chile non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. If this petition is not granted, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico Lake and for the property devaluation. The Tribunal decreed an injunction prohibiting any new contracts involving Endesa Chile’s water rights related to Project Neltume
Process Status: The case was opened to receive evidence. Endesa Chile requested that this case be reviewed in conjunction with the cases “Arrieta con Fisco et. al.”, process number 15279-2005, at the 9th Civil Tribunal of Santiago and “Jordán et. al. vs. Chilean Treasury et. al.”, process number 1608-05, at the 10th Civil Tribunal of Santiago, but this request was rejected in the first instance. Endesa Chile filed a motion to reconsider with a subsidiary appeal against this last ruling, which was accepted by the Court of Appeals of Santiago, causing the cases to be reviewed in conjunction.
Amounts involved: Undetermined.
v. 10th Civil Tribunal of Santiago
Process number: 1608-2005
Plaintiff: José Manuel Jordán Barahona et. al.
Defendant: Chilean Treasury, Department of Water Resources and Endesa Chile Cause: The Plaintiffs are suing to nullify Dept. of Water Resolution No. 134, dated March 22, 2000, which gives Endesa Chile non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. If this petition is not granted, the Plaintiffs are suing for restitution of damages allegedly suffered by the Plaintiffs for the loss of quality of lakefront property at Pirehueico Lake and for the property devaluation.
Process Status: The Tribunal opened the case to receive evidence, against which the Plaintiff filed a motion to reconsider, which is still pending. On October 23, 2007, the parties motioned to postpone the proceedings for 90 days.
Amounts involved: Undetermined.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
vi. Court: Court of Letters of Santa Bárbara
Process number: 3938
Plaintiff: Endesa Chile
Defendant: Bunster Barrueto, et al.
Cause: A judicial proceeding was initiated by Endesa Chile with respect to a consignment to the amount of the appraisal performed by “Commission of Good Men” that determined the amount Endesa Chile should pay the proprietors of farms with easements established in relation to the electric concession granted by Supreme Decree No. 31 on January 18, 2000 to construct the Ralco Power Plant. Subsequently, in the same file, the Defendants presented a claim against the appraisals performed by the Commission.
Process Status: The court ruled in favor of Endesa Chile in the first instance. The Defendant appealed, which was rejected by the Court of Appeals of Concepción. The Defendant filed an appeal for annulment before the Supreme Court.
Amounts involved: ThCh$ 2,574,000.
vii. Judicial claims against Superintendence of Energy and Fuel fines:
Court: Court of Appeals of Santiago
Process number: 5783-04
Claim Resolution number: 1439 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: The Court is waiting to hear allegations on several claims, derived from the same circumstances, which are being examined together.
Prior to hearing the claims, the Court ordered the reception of evidence, which occurred in November 2007.
Amounts involved: Fine of 1,500 UTA
viii. 9th Civil Tribunal of Santiago
Process number: 13084-04
Plaintiff: Endesa Chile, Pangue S.A. and Pehuenche S.A.
Defendant: Chilean Treasury
Cause: The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of divergence, by instructing the CDEC-SIC to define the time period of greatest probability of load loss.
Process Status: The suit was rejected in the first instance. The Defendants appealed the decision before the Appeals Court of Santiago.
Amounts involved: Undetermined.
ix. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa Chile, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment from each of the Defendants, in its condition as owner of the transmission line between the Maitencillo and Cardones Substations within the Central Interconnected System, for basic tolls related to electricity sent through the transmission lines by the Defendants during the period from October 9, 2003 to March 12, 2004.
Process Status: The parties have been notified that the court is ready to announce judgement.
Amounts involved: ThCh$ 423,594.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
x. 12th Tribunal of Santiago
Process number: 2838-2005
Plaintiff: Sociedad Agrícola Ganadera and Forestal Las Cruces Ltda.
Defendant: Endesa Chile
Cause: The Plaintiffs are suing Endesa Chile for the alledged arbitrary and indiscriminate use of legal resources such that the Plaintiffs were deprived of their water use rights. The Plaintiff alledges physical and moral damage and is seeking restitution.
Process Status: On December 31, 2007, the Tribunal ruled in favor of Endesa Chile, rejecting the lawsuit in its entirety.
Amounts involved: ThCh$ 2,423,662
xi. Court of Letters of Santa Bárbara
Process number: 4563
Plaintiff: Luis Danús Covian et. al.
Defendant: Endesa Chile and Pangue S.A.
Cause: The Plaintiffs filed suit so that the Court will declare that the Plaintiffs and Defendants form a part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status: The Tribunal ruled in favor of the Defendants, rejecting the suit in its entirety and ruling that the Plaintiff pay all legal costs. The Defendant appealed the decision before the Appeals Court of Concepción.
Amounts involved: Undetermined
xii. 19th Tribunal of Santiago
Process number: 7361-2005
Plaintiff: María Victoria Errázuriz Ovalle, María Victoria Ovalle Ovalle, María Ignacia Errazuriz Ovalle
Defendant: Endesa Chile, Francisco Fernández Montero, Luis Felipe Acuña Rivas, René Agustín Lara Montoya and Inversiones Cirrus S.A.
Cause: The suit is based on the fact that the Defendants initiated a criminal suit against the family of the Plaintiffs (father and siblings) based on events that occurred on a property called “La Esperanza de Marchigue”, owned by the Plaintiffs, on August 21, 1998, for the crime of kidnapping, claims that were dismissed by the tribunal. The Plaintiffs believe that these criminal charges against them caused moral damage, for which they are seeking restitution.
Process Status: The discussion period has ended.
Amounts involved: ThCh$ 3,200,000
xiii. 29th Tribunal of Santiago
Process number: 575-2006
Plaintiff: José María Lladser Prado
Defendant: Endesa Chile
Cause: The Plaintiff is suing for restitution of damages suffered when Endesa Chile opened the floodgates of the Rapel dam in June 2005, which produced alleged damage to property owned by the Plaintiff.
Process status: The evidence period has ended, with some proceedings pending.
Amounts involved: ThCh$ 192,000

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
xiv. Court: Court of Appeals of Santiago
Process number: 10805-05
Plaintiff: Endesa Chile
Defendant: Superintendence of Electricity and Fuel Claim Resolution number: 817 from April 27, 2004 and No. 1838 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003
Process status: The Court is waiting to hear allegations from the parties on several claims, derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 560 UTA
xv. Court: Court of Arbitration
Process Number: 2144-J
Plaintiff: Endesa Chile
Defendant: CMPC Celulosa S.A.
Cause: The disagreement between the parties originated from the Supply Contract signed by Endesa Chile and CMPC Celulosa S.A. on May 31, 2003, relative to electricity supply for the Defendant’s plants in the Eigth Region and principally refers to Endesa Chile’s decision to dispute part of the usage required by CMPC Celulosa S.A. as Endesa Chile does not consider this usage to be covered in the current contract.
Process Status: The evidence period has ended, however some proceedings related to evidence are still pending.
Amounts Involved: Undetermined
xvi. Court: 2nd Court of Letters of Coronel
Process number: 6940-2006
Plaintiff: Marlena Breve Toledo and Others
Defendant: Endesa Chile
Cause: A group of mothers from the Coronel region have sued Endesa Chile for compensation of moral damage allegedly suffered by their children due to burns they sustained in the lands surrounding the Bocamina Power Plant. These events occurred during January and February 2002. Process status: The Court established the points of evidence, but the parties have not been notified.
Amounts involved: ThCh$ 460,000.
xvii. Court: 16th Civil Tribunal of Santiago
Process number: 14234-2007
Plaintiff: Enrique Herrera et. al.
Defendant: Endesa Chile and Pangue S.A.
Cause: The Plaintiffs, former shareholders of Pangue S.A., seek annulment of a contract signed on September 25, 2000, between Pangue S.A. and Endesa Chile to establish a voluntary easement on Pangue’s water rights, allowing the point of return of the Ralco Power Plant, located up river, to be located in the final part of the tailwaters of the Pangue reservoir. The Plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue S.A. lost value and they are seeking ThCh$ 1,036,809 to compensate for damages arising from the signing of this contract.
Process status: Endesa Chile and Pangue answered the suit and the discussion period is finished. The Tribunal called the parties to a reconciliatory hearing, although not all parties have been notified yet.
Amounts involved: ThCh$ 1,036,809.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
xviii. Court: 18th Civil Tribunal of Santiago
Process number: 13577-2007
Plaintiff: Ana Luisa Aránguiz Escobar and Others
Defendant: Endesa.Chile
Cause: The Plaintiff is suing for compensation for damages arising from the final electrical concession given to Endesa Chile to establish and exploit the Rapel Power Plant. This concession gave Endesa Chile rights to flood the lands in the area in order to create a reservoir, paying the property owners the corresponding compensation. The Plaintiff alleges that her land, without reason, was excluded from the concession plans and therefore, did not receive compensation.
Process status: Endesa Chile answered the suit and the discussion period is finished.
Amounts involved: ThCh$ 548,500.
xix. Court: Appeals Court of Santiago
Process number: 6746-2007
Plaintiff: Endesa Chile
Defendant: Department of Water Resources
Cause: This case is an appeal of Exemption Resolution DGA No. 2144 of the Department of Water Resources, issued on September 11, 2007, which establishes rules for auctioning off water rights for the Manso river. These water rights were simultaneously requested by Endesa Chile and AES Gener S.A., but the latter withdrew its request on September 7, 2006. Given these aforementioned facts, the Plaintiff is claiming that the Department of Water Resources should not auction off these water rights, which would infringe on Articles 6 and 7 of the Chilean Constitution and Article 142 of the Water Codes, among other legal clauses.
Process status: The hearing of the case is pending.
Amounts involved: Undetermined
xx. Court: Third Civil Tribunal of Santiago
Process number: 26.499-2007
Plaintiff: Endesa Chile
Defendant: Chilean Treasury
Cause: Endesa Chile has sued the Treasury in hopes that the Tribunal will rule that Endesa Chile, because it is a company that generates electrical power, is, in relation with the operation of its power plants and artificial dams subject to the General Law of Electrical Services, and all other legal standards regulating the electric industry and the instructions emanated by the CDEC of the respective interconnected system, and not by decisions and guidelines emanated by the Water Control Committee (regulated by the Water Code).
Process status: Endesa Chile filed the suit on November 30, 2007 and notified the Treasury.
Amounts involved: Undetermined

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
Pangue S.A.
i. Court: 7th Civil Tribunal of Santiago
Process number: 8895-2003
Plaintiff: Juan Francisco Aranguiz Córdoba, et al. (minority shareholders and former employees of Empresa Eléctrica Pangue).
Defendant: Empresa Eléctrica Pangue S.A. and Endesa Chile
Cause: The Plaintiffs, former shareholders of Pangue S.A., seek annulment of a contract signed on September 25, 2000, between Pangue S.A. and Endesa Chile. to establish a voluntary easement on Pangue’s water rights, allowing the point of return of the Ralco Power Plant, located up river, to be located in the final part of the tailwaters of the Pangue reservoir. The Plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue S.A. lost value and they are seeking ThCh$ 2,521,996. Lastly, they claim that had said contract not been signed, Pangue S.A. would have distributed dividends to them. Dilatory defences were filed, which are pending resolution by the Tribunal. The Tribunal decreed an injunction prohibiting any new contracts involving water rights registered to Pangue S.A.
Process Status: The Tribunal ruled in favor of the Defendants, rejecting the suit in its entirety. The Plaintiff filed an appeal with the Appeals Court of Santiago. On October 2, 2007, the Defendants adhered to the appeal.
Amounts involved: ThCh$ 3,604,380.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
ii. Court: Court of Appeals of Santiago
Process number: 5785-04
Plaintiff: Pangue S.A.
Defendant: Superintendence of Electricity and Fuel Claim Resolution number: 1432 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002 Process status: The Court is waiting to hear allegations on several claims, derived from the same circumstances, which are being examined together.
Prior to hearing the claims, the Court ordered the reception of evidence, which occurred in November 2007.
Amounts involved: Fine of 1,000 UTA.
iii. Court: Court of Appeals of Santiago
Process number: 10803-05
Plaintiff: Pangue S.A.
Defendant: Superintendence of Electricity and Fuel Claim Resolution number: 818 from April 27, 2004 and No. 1834 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003 Process status: The Court is waiting to hear allegations from the parties on several claims, derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 560 UTA
iv. Ninth Civil Tribunal of Santiago
Process number: 13084-04
Plaintiff: Endesa Chile, Pangue S.A. and Pehuenche S.A.
Defendant: Chilean Treasury
Cause: The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of divergence, by instructing the CDEC-SIC to define the time period of greatest probability of load loss. Process Status: The suit was rejected in the first instance. The Plaintiffs filed an appeal before the Appeals Court of Santiago.
Amounts involved: Undetermined.
v. Court of Letters of Santa Bárbara
Process number: 4563
Plaintiff: Luis Danús Covian et. al.
Defendant: Endesa Chile and Pangue S.A.
Cause: The Plaintiffs filed suit so that the Court will declare that the Plaintiffs and Defendants form a part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status: The Tribunal ruled in favor of the Defendants, rejecting the suit in its entirety and ruling that the Plaintiff pay all legal costs. The Defendant appealed the decision before the Appeals Court of Concepción.
Amounts involved: Undetermined

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
vi. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa Chile, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment from each of the Defendants, in its condition as owner of the transmission line between the Maitencillo and Cardones Substations within the Central Interconnected System, for basic tolls related to electricity sent through the transmission lines by the Defendants during the period from October 9, 2003 to March 12, 2004.
Process Status: The parties have been notified that the court is ready to announce judgement
Amounts involved: ThCh$ 423,594.
vii. Court: 16th Civil Tribunal of Santiago
Process number: 14234-2007
Plaintiff: Enrique Herrera Brondi along with 10 other people
Defendant: Endesa Chile and Pangue S.A.
Cause: The Plaintiffs, former shareholders of Pangue S.A., seek annulment of a contract signed on September 25, 2000, between Pangue S.A. and Endesa Chile. to establish a voluntary easement on Pangue’s water rights, allowing the point of return of the Ralco Power Plant, located up river, to be located in the final part of the tailwaters of the Pangue reservior. The Plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue S.A. lost value and they are seeking ThCh$ 1,036,809 to compensate for damages arising from the signing of this contract.
Process status: The parties answered the claim and the discussion period is finished. The Tribunal called the parties to a reconciliatory hearing, although not all parties have been notified yet.
Amounts involved: ThCh$ 1,036,809.
viii. Court: Court of Letters of Nacimiento
Process number: 16.757-2007
Plaintiff: Municipality of Nacimiento
Defendant: Pangue S.A.
Cause: In this lawsuit, based on Law 19,300 about General Enviromental Standards, the Municipality of Nacimiento seeks restitution and monetary compensation for environmental damage allegedly caused by the operation of the Pangue Power Plant, particularly from spills occurring during July 2006. The value of these damages is estimated at ThCh$ 13,194. The Plaintiff is also specifically demanding that the Defendant be obligated to adopt protective and mitigative measures, such as construction of a containment wall and a bridge that connects Nacimiento to other nearby towns for a cost of ThCh$ 4,914,000.
Process status: The proceedings are in the evidence stage, but the parties have not been notified.
Amounts involved: ThCh$ 4,927,194.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
Pehuenche S.A.
i. Court: 20th Civil Court of Santiago
Process number: 5863-2001
Plaintiff: Empresa Eléctrica Pehuenche S.A.
Defendant: Empresa Eléctrica Colbún S.A.
Cause: Pehuenche S.A. seeks fulfillment of contract with an indemnity for damages related to services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period of ThCh$ 3,923,503, plus interests. Colbún S.A. responded with a countersuit against Pehuenche S.A. seeking payment for losses caused by not being able to operate the dam below a specific level (422.30) from April and May 2001 related to the sentence dictated by the Appeals Court of Talca, in a suit related to obligation of supply to the Maule Norte Bajo canal, that was later reversed by the Supreme Court.
Process status: The Appeals Court ruled in favor of Pehuenche S.A., against which Colbún filed an appeal for annulment, which is still pending. At Pehuenche’s request, the Appeals Court ordered the first instance Court to carry out the Appeals Court’s ruling, for which reason Colbún gave the amount payable in consignment to Pehuenche. The interest payments on this amount were calculated by the Tribunal and objected to by Colbún, which was rejected. The Defendant filed an appeal against this last decision.
Amounts involved: ThCh$ 3,932,503 plus interest.
ii. Court: Court of Appeals of Santiago
Process number: 5784-04
Plaintiff: Empresa Eléctrica Pehuenche S.A.
Defendant: Superintendence of Electricity and Fuel Claim Resolution number: 1429 from August 14, 2003. Fine: 1,500 UTA
Cause: Fine for general black-out on September 23, 2002 Process status: The Court is waiting to examine several claims, derived from the same circumstances, which are being examined together. Prior to hearing the claims, the Court ordered the reception of evidence, which occurred in November 2007.
Amounts involved: 1,500 UTA.
iii. Ninth Civil Tribunal of Santiago
Process number: 13084-04
Plaintiff: Endesa Chile, Pangue S.A. and Pehuenche S.A.
Defendant: Chilean Treasury
Cause: The Plaintiffs are suing to nullify Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, because this resolution includes pronouncements on issues that were not originally matters of divergence, by instructing the CDEC-SIC to define the time period of greatest probability of load loss..
Process Status: The Tribunal ruled in favor of the Defendant in the first instance. The Plaintiffs filed an appeal before the Appeals Court of Santiago.
Amounts involved: Undetermined.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
iv. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa Chile, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment, in its condition as owner of the transmission line between the Maitencillo and Cardones Substations within the Central Interconnected System, for basic tolls related to electricity sent through the transmission lines by the Defendants during the period from October 9, 2003 to March 12, 2004.
Process Status: The parties have been notified that the court is ready to announce judgement
Amounts involved: ThCh$ 423,594.
v. Court: Court of Appeals of Santiago
Process number: 10801-05
Claim Resolution number: No. 806 from April 27, 2004 and No. 1836 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003
Process status: The Court is waiting to examine other claims derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 350 UTA
San Isidro S.A.
i. Court: Court of Appeals of Santiago
Process number: 5782-04
Claim Resolution number: 1428 from August 14, 2003.
Cause: Fine for general black-out on September 23, 2002
Process status: The Court is waiting to examine other claims derived from the same circumstances, which are being examined together. Before examining the claims, the Court ordered reception of evidence, which occurred in November 2007.
Amounts involved: Fine of 500 UTA.
ii. 19th Tribunal of Santiago
Process number: 2487-2005
Plaintiff: Empresa Eléctrica Guacolda S.A.
Defendant: Endesa Chile, Pangue, Pehuenche and San Isidro
Cause: Guacolda is suing for the right to receive payment, in its condition as owner of the transmission line between the Maitencillo and Cardones Substations within the Central Interconnected System, for basic tolls related to electricity sent through the transmission lines by the Defendants during the period from October 9, 2003 to March 12, 2004.
Process Status: The parties have been notified that the court is ready to announce judgement.
Amounts involved: ThCh$ 423,594.
iii. Court: Court of Appeals of Santiago
Process number: 10799-05
Claim Resolution number: No. 819 from April 27, 2004 and No. 1830 from November 3, 2005.
Cause: Fine for general black-out on January 13, 2003 Process status: The Court is waiting to examine other claims derived from the same circumstances, which are being examined together, starting with the oldest.
Amounts involved: Fine of 350 UTA

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
Edegel S.A.A.
i. Court: National Superintendence of Tax Administration (SUNAT)
Process number: NA
Plaintiff: SUNAT
Defendant: Edegel
Cause: On July 10, 2003, Edegel was notified of a resolution from the SUNAT by which this entity objected to the depreciation recorded on assets reappraised after a division.
Process Status: Upon selecting the Special System of Updates and Payment of Tax Obligations (SEAP) in January 2006 and upon paying all of the taxes omitted in Management’s calculation for fiscal years 1996 to 1998 and corresponding interests, as well as a portion of the omitted taxes from fiscal year 1999, the claim that is still pending resolution by the court is related to fiscal year 1999 and refers solely to the objection for the 15% “financing interest” in the appraisal.
Amounts involved: ThS$ 25,157
ii. Court: National Superintendence of Tax Administration (SUNAT)
Process number: 0150340004124
Plaintiff: SUNAT
Defendant: Edegel S.A.A.
Cause: Tax comment – audit of fiscal year 2000 (General sales tax – Fiscal year 2000 – Disregard of economic reality for consulting services invoiced by Generandes).
Process Status: On October 18, 2007, Edegel filed a motion to appeal Intendency Claim No. 0150140006637. On October 19, 2007, Edegel partially withdrew this motion to appeal. Consequently, the appeal against certain Claims of Determination and Fine are still in effect, amounting to S 11,976,447 new soles.
Amounts involved: ThS$ 41,716
iii. Court: National Superintendence of Tax Administration (SUNAT)
Process number: NA
Plaintiff: SUNAT
Defendant: Talleres Mayopampa/Edegel S.A.A.
Cause: Tax comment (Liability in solidum of Edegel with Talleres Moyopampa – Payment of income taxes – Regularize Tax Year 1994 – Legal Entities. Period from May 1994 to June 1994).
Process Status: Pending ruling.
Amounts involved: ThS$ 5,844
iv. Court: ESSALUD
Process number: 603-REC-GCC-GCR-IPSS-97
Plaintiff: ESSALUD
Defendant: Edegel S.A.A.
Cause: Payment of contributions for Decree Laws 22482 (Health), 19990 (Pensions) and 18846 (Work-related accidents) for period from April 1994 to March 1996.
Process Status: Pending ruling.
Amounts involved: ThS$ 8,204 plus interest

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
v. Court: ESSALUD
Process number: NA
Plaintiff: ESSALUD
Defendant: Edegel S.A.A.
Cause: Payment orders issued for alleged omission of social security contributions during period from April 1997 to December 1998.
Process Status: Pending ruling.
Amounts involved: ThS$ 2,881 plus interest
vi. Court: District Municipality of San Ramón
Process number: NA
Plaintiff: District Municipality of San Ramón
Defendant: Edegel S.A.A.
Cause: Comment on municipal taxes (Property tax and fine – Fiscal years 2000 to 2004).
Process Status: The Municipality of San Ramón continues to not comply with the Government Tribunal’s order and has not sent the records to said entity for it to rule on the matter. In accordance with Resolution No. 02637, the Public Prosecutor of the Ministry of Economy and Finance initiated criminal actions against the employees of the Municipality of San Ramón for the crimes of resisting and disobeying authorities. The First Public Prosecutor of La Merced – Chanchamayo summoned Edegel’s legal representative give a statement, which occurred in June of this year.
Amounts involved: ThS$ 4,867 plus interest
vii. Court: National Superintendence of Tax Administration (SUNAT)
Process number: NA
Plaintiff: SUNAT
Defendant: Edegel S.A.A.
Cause: Tax comment – Income Taxes (Fiscal Year 2000) — Income taxes – Third Category – Payments to Account – Fiscal Year 2001.
Process Status: Pending ruling.
Amounts involved: ThS$ 64,907.
viii. Court: District Municipality of San Ramón
Process number: 027-2006-UEC-MDSR
Plaintiff: District Municipality of San Ramón
Defendant: Edegel S.A.A.
Cause: Fine levied by municipality alleging that Edegel has not regularized some buildings in the Yanango Power Plant.
Process Status: The Superior Court of La Merced – Chanchamayo confirmed the first instance ruling and has ordered that the municipality rule on the principle of the matter.
Amounts involved: ThS$ 4,729 plus interest
ix. Court: Labor Court of Lima (Third)
Process number: 254-2001
Plaintiff: José Carlos de la Flor Arízaga, Sergio E.Palomino, Rigoberto Mendieta Vedia, Luis Ampuero Salas, Manuel Salazar López y Oscar Curay Rivera
Defendant: Edegel S.A.A. (ETEVENSA)
Cause: Payment of labor benefits: a) profits 1994-1995, b) bonuses from 1995-1996, c) compensation for not buying shares due to privatization, d) double vacations for 1994-1995, e) CTS for the period January 1995-June 1996, f) recalculation of the incentives paid at termination, g) benefits agreed upon with Electroperu
Process status: A date for the hearing is still pending.
Amounts involved: Peruvian soles $ 7,198,025

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
x. Court: Council of National and International Arbitration of the Chamber of Commerce of Lima.
Arbitrators: Lorenzo Zolezzi Ibárcena (President), Shoschanna Zusman and Delia Revoredo.
Process number: 1236-009-2007
Plaintiff: Proinversion
Defendant: Edegel (Etevensa)
Cause: Proinversion believes that the former entity Etevensa complied with the investment commitment, but was late with the first and second stages.
Process status: By way of Resolution No. 04, on November 5, 2007, the Court of Arbitration granted Proinversion 15 days to present its suit. By way of Resolution No. 05, on December 12, 2007, the Court accepted the suit presented by Proinversion and informed Edegel that they had 15 days to respond.
Amounts involved: ThUS$ 900.
xi. Court: OSINERGMIN (the Supervising Organization of Investments in Energy and Mining of Peru)
Process number: CC-33-2007, CC-35-2007 and CC-38-2007
Plaintiff: Electroandes, Duke Energy and Enersur Electroperu
Defendant: Edegel
Cause: Edegel is being sued so that it pays the reimbursement for being found responsible for certain events in agreement with the Technical Standards of the Quality of Electrical Services (NTCSE).
Process status: The appeals filed by Edegel (in the cases of Duke Energy, Electroandes and Enersur) have been found groundless and OSINERGMIN stated that administrative procedures have been exhausted. The suit filed before the courts of law is pending resolution of a strike by court employees. In the case of Electroperu, a reconciliatory hearing was held before the Tribunal that is hearing the appeal filed by Edegel.
Amounts involved: US$ 1,804,926.54
xii. Court: National Superintendence of the Tributary Administration of Peru (SUNAT)
Process number: 0150340008058
Plaintiff: SUNAT
Defendant: Edegel S.A.
Cause: Tax Limit — Audit from 2002 and 2003 (Income Taxes)
Process Status: On July 5, 2007, SUNAT notified Edegel as to the decision of the Assessment and Settling of Fines related to income taxes determined for 2002 and 2003. On August 2, 2007, a Partial Claim was issued against SUNAT for an amount of S/5,839,804 and Edegel paid the uncontested amount of S/ 4,384,041.
Amounts involved: 4,737,647 Peruvian soles
Generandes Perú S.A.
i. Court: National Superintendence of the Tributary Administration of Peru (SUNAT)
Process number: 0260340031172
Plaintiff: SUNAT
Defendant: Generandes Perú S.A.
Cause: Fiscal Boundaries against Assessment and Settleing of Fines by the General Sales Tax and Income Taxes — Audit 2000.
Process Status: The process is awaiting resolution by the SUNAT.
Amounts involved: $ 45,290,186 Peruvian soles.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
Emgesa S.A ESP. (Colombia)
i. Neiva Administrative Court
Identification: 2004-645
Plaintiff: Consultoría Colombiana S.A. and Consultores Regionales Asociados Ltda
Defendant: ICEL – Electrificadora del Huila S.A. and Central Hidroeléctrica de Betania S.A. E.S.P.
Cause: Damages for not awarding the contract to the plantiffs, after performing preliminary study of feasibility in 1992, relating to the El Quimbo project.
Process Status: The evidence stage has been concluded.
Amounts involved: $ 2,230,000,000 Colombian pesos.
ii. Various Courts in the Huila and Tolima Jurisdictions
Identification: Various
Plaintiff: 381 individuals in various jurisdictions
Defendant: Central Hidroeléctrica de Betania S.A. E.S.P.
Cause: The Defendant is being sued for liability for the flooding during 1986, 1989, 1994 and 1999, which allegedly damaged the crops and property of the Plaintiffs.
Process Status: First instance rulings have already been handed down for some suits, with unfavorable sentences for the Company, which have been appealed. The remaining cases are either in the evidence stage or are being answered (i.e. in initial stage).
Amounts involved: $ 12,207,452,211 Colombian pesos
iii. 3rd and 4th Circuit Courts of Neiva
Identification: 2004-0084 y 2004-00056 (respectively)
Plaintiff: Fariel San Juan
Defendant: Central Hidroeléctrica de Betania S.A. E.S.P. (now Emgesa S.A. ESP)
Cause: Class action referred to the impact of the construction of the dam on the regional economy. The lawsuit relates to the construction of a system that would allow fish to pass through during migration season. The water would be maintained at a fair and equitable level, and the Defendant would be ordered to develop compensatory plans such as the construction of a fish processing and packing plant.
Process Status: On April 18, 2006, a proposal of a fulfillment agreement was presented to the 3rd Court. This agreement was approved by the judge, by means of a ruling on September 25, 2006. This agreement is already being executed by the Company’s Environmental Division. Once the commitments have been fulfilled, this case will be closed and archived.
In the 4th Court, the fulfillment agreement hearing took place on August 30, 2006. This fulfillment agreement was approved by means of a ruling on September 8, 2006. The agreement obliged the Company to perform two studies for developing tourism projects in the region, which should be developed by the Municipality of Yaguará and/or the Government of Huila. On August 29, 2007, Betania provided the Court with the two studies. On December 10, 2007, the Court determined that the obligations stated in the agreement were met and archived the file.
Amounts involved: Undetermined.
iv. 1st Circuit Court of Neiva
Process number: 2003-123
Plaintiff: Empresa Antioqueña de Energía (EADE)
Defendant: Central Hidroeléctrica de Betania S.A. ESP (now Emgesa S.A. ESP)
Cause: The Plaintiff is suing the Defendant for indemnities for noncompliance with energy supply obligations between 1997 and 1999.
Process Status: The reconciliatory hearing was postponed until the Plaintiff can determine who was in charge of the rights originating the suit, which will occur after the the dissolution of EADE.
Amounts involved: $ 7,805,000,000 Colombian pesos.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
v. Court: Municipality of Yaguará
Process number: 2004-1328
Plaintiff: Central Hidroeléctrica de Betania S.A. ESP (now Emgesa S.A. ESP)
Defendant: Municipality of Yaguará
Cause: The Municipality is seeking to sanction the company for not presenting its declaration of ICA (Industrial and Commerce Tax), ignoring the payments made by Betania in application of a special law, that regulates the generation companies. The Plaintiff presented a request to nullify the acts that imposed the sanction.
Process Status: This case is in the evidence stage.
Amounts Involved: $ 98,437,537,000 Colombian pesos.
vi. Court: Municipality of Yaguará
Process number: 2005-1743
Plaintiff: Central Hidroeléctrica de Betania S.A. ESP (now Emgesa S.A. ESP)
Defendant: Tribunal of Huila
Cause: The Municipality incorrectly applied an Industry and Commerce Tax to the Plaintiff by taxing the Plaintiff on their revenue instead of the installed capacity of their plant.
The company has objected to taxes imposed between 1998 and 2002.
Process Status: This case is in the evidence stage.
Amounts Involved: $ 4,160,175,903 Colombian pesos.
vii. Court: Administrative Court of Huila
Process number: 2006-1024
Plaintiff: Central Hidroeléctrica de Betania S.A. ESP (now Emgesa S.A. ESP)
Defendant: Municipality of Yaguará
Cause: Summons to declare the Industry and Commerce Tax in 2003. The Defendant was unaware of the statement made by Betania and penalized the company for applying an additional sanction over their reported revenues. Additionally, Betania had a higher tax because it was subjected to a standard that did not apply to the generation companies.
Process Status: This case is in the evidence stage.
Amounts Involved: $ 30,195,408,000 Colombian pesos.
viii. Court: 4th Section of the Administrative Court of Cundinamarca
Process number: 2004-238
Plaintiff: Emgesa S.A. ESP
Defendant: Municipality of Ubalá
Cause: The Municipality incorrectly applied an Industry and Commerce Tax to the Plaintiff by taxing the Plaintiff on their revenue instead of the installed capacity of their plant.
Process Status: On October 18, 2007, the Tribunal nullified the claims, absolving Emgesa from paying the taxes to the Municipality.
Amounts Involved: $ 40,218,918,000 Colombian pesos.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
ix. Court: 4th Section of the Administrative Court of Cauca
Process number: 2007-125
Plaintiff: Emgesa S.A. ESP
Defendant: Municipality of Caloto Cause: The Municipality incorrectly applied an Industry and Commerce Tax to the Plaintiff by taxing the Plaintiff on their revenue instead of the installed capacity of their plant.
Process Status: The case is in the process of notifying of the claim.
Amounts Involved: $ 673,777,182 Colombian pesos.
x. Court: 4th Section of the Administrative Court of Cauca
Process number: 2007-00127
Plaintiff: Emgesa S.A. ESP
Defendant: Municipality of Puerto Tejada
Cause: The Municipality incorrectly applied an Industry and Commerce Tax to the Plaintiff by taxing the Plaintiff on their revenue instead of the installed capacity of their plant.
Process Status: The case is in the process of notifying of the claim.
Amounts Involved: $ 1,187,546,066 Colombian pesos.
xi. Court: Administrative Court of Bolívar
Process number: 2007-424
Plaintiff: Emgesa S.A. ESP
Defendant: Bolívar Department
Cause: The Bolívar Department wrongly charged the company for Pro-Development and Pro-Culture Seals related to the purchase of Cartagena Power Plant.
Process Status: On August 27, 2007, the counterparty was notified of the lawsuit so that it can answer the suit within the period of time determined by law.
Amounts Involved: $ 276,577,677 Colombian pesos.
xii. Administrative Court of Cundinamarca, First Section
Process number: 2001-016
Plaintiff: Orlando Enrique Guaqueta and Sibaté residents
Defendant: Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP (EEB) and Corporación Autónoma Regional (CAR)
Cause: The Plaintiffs pursue the liability in solidum of the Defendants related to the damage allegedly produced in the Muña reservoir due to contaminated water from the Bogota River pumped in by Emgesa.
Process Status: On August 9, 2006, the Administrative Court of Cundinamarca ruled that this case be carried out in conjunction with a related case of Miguel Angel Chávez. On May 16, 2007, the case was sent to the State Council to resolve the motions presented by the companies (among others, Encomables, Hospital Juan N Corpas, Agrinal S.A., Líquido Carbónico Colombiana S.A., Tinzuque, Refisal, Peldar, Incollantas), companies that do not believe they can be considered direct Defendants, since that would presume that they contributed to the contamination. Once these motions are ruled on, the first instance evidence stage should begin.
Amounts involved: $ 3,000,000,000,000 Colombian pesos.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
xiii. Administrative Court of Cundinamarca, Fourth Section
Process number: 2001-479
Plaintiff: Gustavo Moya
Defendant: Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP (EEB), la Empresa de Acueducto y Alcantarillado de Bogotá, the Municipality of Sibaté and other industries and government entities that contribute to the pollution of the Bogotá River.
Cause: The Defendants are faced with a class action suit for indemnifying damage allegedly produced by storing contaminated water in the Muña reservoir.
Process Status: The first instance sentence, which accepted the proposed fulfillment agreement presented by EEB and EMGESA in which EMGESA is exonerated of responsibility, is being appealed
Amounts Involved: Undetermined
xiv. Administrative Court of the Circuit (10)
Process number: 2004-1348
Plaintiff: José Edgar Bejarano and Others
Defendant: Emgesa S.A. ESP. and Chivo S.A. ESP.
Cause: The Plaintiffs are requesting that the Defendants pays the damages caused by the flooding of the Upia River in 2002, arguing negligence in operating the Guavio dam’s floodgates.
Process Status: Motions have been filed by parties indicated as additional Defendants by the original Defendants and are pending resolution.
Amounts Involved: $ 2,100,000,000 Colombian pesos.
xv. Court: Administrative Court of Cundinamarca
Process Number: 2005-1476
Plaintiff: EMGESA S.A. ESP.
Defendant: Corporación Autónoma Regional de Cundinamarca — CAR-
Cause: The Plaintiffs seeks that the court declare null CAR’s administrative rulings (Resolutions 506 from March 29, 2005 and 1189 from July 8, 2005) and reestablish the rights of EMGESA that were violated by these Resolutions because they impose execution of works at the Muña reservoir as a condition of the maintenance of the water concession.
Process status: Pending the evidence solicited by each party.
Amounts involved: $ 167.638.260.736 Colombian pesos.
xvi. Court: Administrative Court the Circuit (40)
Process Number: 2005-1990
Plaintiff: Juan Andrés Cano García et al
Defendant: Emgesa and 18 other entities, including the Ministries of Mining and Environment, Corporación Autónoma Regional de Cundinamarca — CAR, National Institute of Mines and various municipalities in the influential zone.
Cause: Class action suing Emgesa as the party responsible for ecological damage at the Tominé reservoir and for the reduction of water at the reservoir since 1997 and an abundance of non-native vegetation, thus neglecting to comply with its function of guaranteeing the public assets that it uses to conduct business. The Plaintiff argues that Emgesa has not invested in the recovery and conservation of the reservoir and to date has not performed any type of work to get dispose of the non-native vegetation. Process status: On September 4, 2007, the Court notified new parties of their involvement in this suit and released the flower-growers from the suit. The Court will set a new date for a fulfillment agreement hearing, once each party involved has been notified and has answered the suit.
Amounts involved: $ 12,711,000,000 Colombian pesos

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
Hidroelectrica El Chocón S.A. (Argentina)
i. Court: National Fiscal Court
Process number: 19399-I
Plaintiff: AFIP –DGI
Defendant: Hidroeléctrica El Chocón S.A.
Cause: The Federal Public Revenues Administration (AFIP) notified the Company that it owed 1,754,938 Argentine Pesos for failure to withhold taxes on certain payments made abroad for a bank loan obtained in 1994. The Company did not make these payments as it considered them related to foreign source income and therefore not subject to taxes. The Company presented an appeal to the National Fiscal Court.
Process status: On March 20, 2007 the Court partially reversed the decision of AFIP, with costs to the Company. The Company appealed this ruling.
Amounts involved: $ 614,288 Argentine pesos in taxes plus ($ 2,551,921 Argentine pesos) in interest and $ 307,144 Argentine pesos in fines.
ii. Court: Supreme Court of Argentina
Process number: 114/99
Plaintiff: Province of Neuquén
Defendant: Hidroeléctrica El Chocón S.A.
Cause: On June 26, 2000, Hidroelectrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initiated by the province of Neuquén before the Supreme Court of Argentina. The lawsuit includes an initial amounting of approximately 1,574,000 Argentine Pesos. The province of Neuquén presented calculations from an accounting expert that determined the amount owed by the Company in accordance with national regulations to be ThCh$ 900,537. The expert testimony was refuted.
Process status: On August 28, 2007, the Supreme Court of Argentina ruled in favor of the Province of Neuquén and ordered that HECSA pay $ 5,179,366 Argentine pesos plus the accrued amount accumulated between the periods considered in the expert testimony and their effective payment, plus incidents. On December 4, 2007, the Supreme Court of Argentina rejected the explanation requested by HECSA. On December 28, 2007, HECSA presented the settlement and accredited the total payment of $ 12,657,890.90 Argentine pesos. On the same date, the Court ordered the transfer of the money to the Province of Neuquén and provided public notice of this event. While the main issue has been resolved, the court costs of approximately $ 3,164,000 Argentine pesos are still pending.
Amounts involved: $ 3,614,000 Argentine pesos.
iii. Court: Supreme Court of Argentina
Process number: N 164/99
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
Process status: The evidence stage has been closed. The case is awaiting sentencing. Amounts involved: $ 1,612,862.16 Argentine pesos.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
iv. Court: Administrative Branch
Process number: NA
Plaintiff: Province of Río Negro
Defendant: Hidroeléctrica El Chocón S.A.
Cause: Hidroelectrica El Chocón S.A. received notification from the Provincial Revenue Services of the Rio Negro Province about a real estate tax payment from May 2004, which established a property value of $ 294,997,709 Argentine pesos and taxes payable of $ 393,328.40 Argentine pesos. On October 25, 2004 the Company responded with a claim that questioned the Revenue Service’s appraisal of the property value. The General Revenue Service sent the company invoices to pay installments 5 and 6 from 2004 and 1 through 6 from 2005. The Company presented a note rejecting each of these installment invoices.
Process status: Pending administrative proceedings.
Amounts involved: $ 5,578,531 Argentine pesos
Hidroinvest S.A. (Argentina)
i. Court: National Tax Court
Process number: 19366-I
Plaintiff: Hidroinvest S.A.
Defendant: AFIP –DGI
Cause: Hidroinvest S.A. was notified that it owed tax of $ 3,898,929 Argentine pesos to AFIP for gains realized in 1993 on the difference between the acquisition costs and transfer price of bonds given to the Argentine State for having benefited economically from said operation. Hidroinvest appealed this ruling before the National Fiscal Court, which, in turn, upheld the AFIP’s ruling on May 26, 2004 with respect to the taxes and interest owed, but revoked the imposed fine. In order to avoid further fines should the IRS’s ruling be upheld, Hidroinvest paid the IRS $ 3,898,929 Argentine pesos for capital and $ 13,645,159 Argentine pesos for interest on July 30, 2004, leaving record that Hidroinvest was not in conformity with the payment and that this payment was subject to the decision of the Appeals Chamber. Both the IRS and Hidroinvest appealed the decision before the National Appeals Chamber.
Process status: Against the ruling of the National Tax Court, the Company and the IRS filed an appeal before the National Administrative Court of Appeals. Said Court rejected the filed appeals and upheld the sentence of the National Tax Court. Against this decision they filed ordinary and extraordinary appeals before the Supreme Court of Argentina.
Amounts proceeds: $ 17,544,088 Argentine pesos
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
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
On January 10, 2003, decree No. 53/03 modified decree No. 410/02 by including exceptions to the “pesofication” of obligations of provinces, municipalities, public and private sector companies that are denominated in foreign currency and were originally financed by multilateral credit organizations or originated in liabilities assumed by the National Treasury and refinanced with external creditors.
Endesa Costanera considers that this exception does not apply to their loan and that decree No. 53/03 is unconstitutional because it violates principles of equality and property rights established in the National Constitution. If the loan is determined to comply with the exception, Endesa Costanera would present a US$ 19 million decrease in shareholders’ equity as of December 31, 2007. To date, the Secretary of Energy has presented no complaint against payments made by Endesa Costanera S.A. at the US$ 1.00 to Arg$ 1.00 exchange rate.
As of December 31, 2007, Endesa Costanera’s debt related to the Contract, including accrued interest, amounted to US$ 14,049,868.
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
As of December 31, 2007, the debt (capital and interest) amounts to US$ 30,040,132.
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
As of December 31, 2004, Endesa Costanera S.A. maintained a guarantee on the Siemens Combined Cycle for approximately US$ 52,000,000 in favor of the following banks: Bilbao Vizcaya Argentaria S.A., Bank Boston N.A., Bank of América N.A., HSBC Bank plc, Banco Latinoamericano de Exportaciones S.A., Banco Comafi (previously Scotiabank Quilmes S.A.) and JP Morgan Chase Bank (the “Banks”). To refinance the loan mentioned in Note 5.b), as of December 31, 2007, Credit Suisse First Boston International is the beneficiary of this guarantee, which was reduced to ThUS$ 40,000.
Endesa Costanera S.A. has a pledge on the financed asset in favor of Mitsubishi Corporation. On December 3, 2007, the two companies agreed that Endesa Costanera would promise to increase its pledge to US$ 68,504,291.
d.	Restrictions:
The Company is in compliance with all financial ratios and covenants as of December 31, 2007 and 2006, detailed as follows:
Endesa Chile (Parent company)
On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions. Some of the more restrictive covenants are summarized as follows:
•	Ratio of debt to cash flows for four quarters for Endesa Chile and its Chilean subsidiaries does not exceed 8.40x for 2007, which decreases to 7.50 in 2010;
•	The ratio of consolidated debt to EBITDA for four consolidated quarters, does not exceed 5.00 for 2007, decreasing to 4.20 in 2010;
•	The ratio of Endesa Chile and its Chilean subsidiaries’ cash flows to financial expenses for four quarters, no less than 1.70 for 2007, increasing to 2.00 in 2010;
•	The consolidated debt to shareholders’ equity plus minority interest does not exceed 102.0% for 2007, decreasing to 100% in 2010;
•	No less than 50% of the total consolidated assets of Endesa Chile should belong to companies involved in generation, transmission and trade of electric energy;

•	Minimum shareholders’ equity at least equal to UF 45,000,000.
The financial covenants of the loan taken out in January and December of 2006 are less stringent than those detailed above.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
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

•	Clauses that restrict change of control of the Company;
•	Clauses that restrict payments to shareholders, including subordination of the debt associated with certain financial indicators.
El Chocón
The credit agreement from September 7, 2006 imposes certain obligations to comply with the following financial ratios:
•	Ratio of EBITDA to financial expenses no less than 3.5;

Ratio of debt to EBITDA no greater than 3.0;
•	Net shareholders’ equity no less than 690 million Argentine pesos.
Edegel S.A.
Financial indicators originated by Bonds Program:
Indebtedness ratio shall not be greater than 1.50.
The credit entitled “Operative Contract of Simplicity”, as consequence of the merger with Entevensa, has the following indicators: interest coverage no less than 1.25, equity to long-term debt ratio no less than 0.67 and debt service coverage ratio no less than 1.10.
Bank credits made in 2006 should have a debt to Ebitda ratio less than 4.0; interest coverage no less than 3.25 and an indebtedness ratio less than 1.50.
Emgesa S.A. ESP
Limitations on changing the controller, in certain circumstances

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
26.	Commitments and contingencies, continued:
Cross-Default Provisions:
As is customary for certain credit and capital market debt facilities, a substantial portion of Endesa Chile’s financial indebtedness is subject to cross-default provisions. Certain events including payment defaults and bankruptcy by Endesa Chile or any of its subsidiaries, left uncured over time (in those specific provisions which allow for a cure period), could result in a cross-default at the Endesa Chile level and if a cross-default were to occur, part of Endesa Chile’s consolidated liabilities would immediately become due and payable.
The non-payment – after any applicable grace period – of debt pertaining to this company or any of its relevant subsidiaries for an amount greater than the equivalent of US$ 30 million could give rise to the advance payment of the syndicated credit subscribed in 2004. In the credits subscribed in January and December, 2006 the threshold is US$ 50 million. Similarly, the non-payment – after any applicable grace period – of debt pertaining to this company or any of its subsidiaries for an individual amount greater than the equivalent of US$ 30 million could give rise to the advance payment of Yankee bonds. Furthermore, some credit agreements contain provisions such that certain non-payment events, in this company or any of its relevant subsidiaries, such as bankruptcy, insolvency, adverse judicial settlements and expropriations of assets greater than US$ 50 million, could cause the loan payment schedule to be accelerated.
The credit agreements do not contain clauses such that changes in the debt rating of these companies would create an obligation to prepay the debt. However, a change in Standard & Poor’s (S&P) risk classification for debt denominated in foreign currency would produce a change in the applicable margin of syndicated credits subscribed in 2004 and 2006.
27.	Collaterals obtained from third parties:
Endesa Chile
The Company has received certified guarantees from contractors and third parties to guarantee performance and construction to the amount of ThCh$ 36,387,567 as of December 31, 2007 (ThCh$ 1,711,237 in 2006).
Enigesa S.A.
The Company has received documents in guarantee amounting to ThCh$ 28,000 as of December 31, 2007 (ThCh$ 68,331 in 2006).

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies:
As of December 31, 2005 and 2006, foreign currency denominated assets and liabilities are as follows:
The note details in which currency assets and liabilities are denominated. Assets and liabilities held by foreign subsidiaries are remeasured in US dollar, which in accordance with BT 64 is the functional currency of foreign subsidiaries. (See note 2 c) and 2 k))
a.	Assets:

		As of December 31,
Account	Currency	2006	2007
		ThCh$	ThCh$
Cash	Ch$	422,401	712,450
	US$	2,352,543	6,939,394
	$ Col	13,731,419	9,056,685
	Soles	5,468,727	2,237,065
	$ Arg	867,091	377,938
	Reales	94,323	73,680

Time deposits	US$	34,792,043	37,825,054
	$ Col	43,949,825	1,040,985
	Soles	9,031,979	—
	$ Arg	11,241,786	5,175,789
	Reales	120,973	230,807

Marketable securities	Ch$	4,189	5,498
	US$	266	248
	$ Col.	4,720,100	10,299,039
	Soles	894,255	—

Accounts receivables, net	Ch$	63,046,997	109,891,826
	US$	1,855,102	4,636,660
	$ Col.	38,075,287	44,826,931
	Soles	23,856,317	9,528,092
	$ Arg	30,887,925	42,326,083

Other accounts receivable, net	UF	—	2,801,441
	Ch$	42,144,096	31,786,228
	US$	282,805	11,112,226
	$ Col.	6,395,522	7,291,860
	Soles	3,185,283	919,137
	$ Arg	1,714	2,485
	Reales	5,845,742	6,131,885

Accounts receivables from related companies	Ch$	17,995,512	62,113,670
	US$	1,333,075	91,278,992
	$ Col.	14,888,520	19,134,507
	Soles	119,110	2,617,745
	Reales	989,726	805,747

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

a.	Assets, continued:

		As of December 31,
Account	Currency	2007	2006
		ThCh$	ThCh$
Inventory, net	Ch$	6,766,660	37,683,271
	US$	1,956,158	—
	$ Col.	2,440,387	3,294,908
	Soles	9,098,956	9,433,580
	$ Arg	1,655,323	1,876,257

Income taxes recoverable	Ch$	5,263,915	48,879,317
	US$	657,664	6,378
	Reales	19,021	3,561,195
	Soles	4,370	10,361,647
	$ Arg		2,072,952

Prepayments	UF
	Ch$	675,371	550,185
	US$	679,560	703,947
	$ Col.	639,258	798,999
	Soles	1,706,772	1,586,886
	$ Arg	697,161	941,110
	Reales

Deferred income tax	Ch$	2,183,307	2,268,919
	$ Col.	101,292	615,647

Other current assets	Ch$	39,510,672	27,218,526
	$ Col.	—	517,262
	Soles	1,175
	$ Arg	57,025	86,956
	Reales	419	236

Total current assets		452,709,119	673,638,325

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

a.	Assets, continued

		As of December 31,
Fixed assets	Currency	2006	2007
		ThCh$	ThCh$
Land	Ch$	33,651,680	33,622,675
	$ Col.	12,386,047	10,758,663
	Soles	4,379,570	3,805,902
	$ Arg.	5,472,000	4,755,237

Construction in progress	Ch$	3,570,375,758	3,728,336,748
	$ Col.	1,607,654,814	1,411,615,803
	Soles	569,165,208	503,584,275
	$ Arg.	269,445,409	234,151,462

Machinery and equipment	Ch$	14,075,244	14,763,817
	$ Col.	14,248,356	12,353,183
	Soles	582,628,085	534,431,247
	$ Arg.	651,264,662	583,306,625
	Reales	47,153	41,908

Other fixed assets	Ch$	79,140,945	90,579,477
	$ Col.	8,700,309	8,696,569
	Soles	98,579,706	62,859,305
	$ Arg.	7,711,118	6,909,752
	Reales	5,577	7,410

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

a.	Assets, continued

		As of December 31,
Fixed assets	Currency	2006	2007
		ThCh$	ThCh$
Technical appraisal	Ch$	12,803,027	12,833,487

Accumulated depreciation	Ch$	(1,661,803,395)	(1,755,977,687)
	$ Col.	(451,676,740)	(423,550,528)
	Soles	(491,237,425)	(459,402,266)
	$ Arg.	(479,281,467)	(453,034,985)
	Reales	(16,725)	(20,007)

Total fixed assets		4,457,718,916	4,165,428,072

		As of December 31,
Other assets	Currency	2006	2007
		ThCh$	ThCh$
Investments in related	Ch$	118,261,838	54,741,906
companies	US$	443,374,678	389,290,260

Investments in other	Ch$	2,651,806	2,795,686
companies	$ Col.	1,510,100	1,312,286
	Soles	26,962	23,431

Goodwill	Ch$	3,133,697	2,868,698
	US$	353,587	281,305
	$ Col	8,427,566	6,704,537

Negative goodwill	Ch$	(15,472,330)	(11,941,411)
	US$	—	(5,958,890)
	Soles	(23,802,403)	(19,103,601)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

a.	Assets, continued

		As of December 31,
Other assets	Currency	2006	2007
		ThCh$	ThCh$
Long-term receivables	UF	7,297,870	4,933,806
	Ch$	953,209	732,467
	US$	2,200,940	—
	Soles	28,948	—
	$ Arg	63,697,628	77,619,684

Receivables from	Ch$	396	369
Related companies	US$	97,222,765	—

Other long-term assets	Ch$	24,288,325	18,311,938
	US$	27,617	1,349,967
	$ Col.	14,490,829	12,104,301
	$ Arg	18,503,595	11,881,635
	Soles	1,224,101	363,041

Total other assets		768,401,724	548,311,415

		As of December 31,
		2006	2007
Total assets by currency	Currency	ThCh$	ThCh$
	UF	7,297,870	7,735,247
	Ch$	2,360,073,321	2,512,778,060
	US$	587,088,802	537,459,163
	$ Col.	1,340,682,891	1,147,233,284
	Soles	794,359,697	656,445,034
	$ Arg	582,220,970	518,448,980
	Reales	7,106,209	7,278,044

Total assets		5,678,829,760	5,387,377,812

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

b.	Current liabilities:

		Within 90 days				91 days to 1 year
		as of December 31, 2006		as of December 31, 2007		as of December 31, 2006		as of December 31, 2007
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks and	Ch$	—		1	0.30%	—		—
financial Institutions	US$	4,110,634	6.94%	7,434,418	6.18%	1,522,497	6.94%	3,334,132	6.90%
	$ Col.	47,391,410	8.24%	15,666,942	11.95%	—		—
	Soles	5,444,632	5.01%	—		—		—
	$ Arg.	17,321	8.72%	—		2,240,837	8.72%	—

Current portion of long-term debt	UF	—	—	—		415.497	9.00%	—
due to banks and financial	US$	11,311,016	4.76%	12,508,475	7.15%	21,290,401	7.60%	15,205,612	8.35%
institutions	Soles	10,665,834	5.00%	28,211,708	5.96%	—		—
	$ Arg.	—		—		2,178,467	1.75%	2,003,678	1.75%
	$ Col.	19,365,278	9.85%	9,069,236	12.19%	—		—

Current portion of	UF	—		—		2,532,320	5.61%	2,951,811	5.70%
bonds payable	US$	35,282,428	5.00%	408,860	7.79%	33,606,593	8.22%	228,001,588	7.79%
	$ Col.	3,729,765	10.31%	7,957,723	10.97%	—		—
	Soles	553,230	5.00%	17,305,269	10.20%	—		—

Current portion of long term	US$	21,914,304	7.42%	12,224,280	7.42%	11,662,164	7.42%	7,205,899	7.42%
payables	$ Arg.	—		1,063,998		—		2,920,274

Dividends payable	Ch$	1,331,986		3,010,638		—		—
	$ Col.	26,453,233		20,172,336		—		—
	Soles	89,726		73,170		—		—
	$ Arg.	680		269,293		—		—

Miscellaneous payables	Ch$	2,668,321		4,603,951		—		—
	US$	14,870,475		239,089		837,358		6,981,468
	$ Col.	2,937,269		9,153,709		—		—
	Soles	16,733,158		4,187,298		—		—
	$ Arg.	56		—		—		—
	Reales	4,322		1,694		—		—

Accounts payable	Ch$	45,054,410		114,109,747		—		—
	US$	6,361,655		27,919,379		—		7,078,003
	Euro	548,289		415,113		—		—
	$ Col.	3,419,285		10,516,677		—		—
	Soles	13,904,369		10,835,728		—		—
	$ Arg.	24,944,769		22,078,930		—		—
	Reales	12,223		646		—		—

Accounts payable to related	US$	—		11,030,763		—		—
companies	Ch$	2,223,804		1,368,144		—		—
	Reales	906,978		—		—		—
	$ Col.	4,264,721		3,096,357		—		—
	Soles	1,429,492		167,864		—		—
	$ Arg.	—		79,980		—		—
	Reales	14,623		—		—		—

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

b.	Current liabilities, continued:

		Scheduled Maturities
		Within 90 days				91 days to 1 year
		As of December 31, 2006		As of December 31, 2007		As of December 31, 2006		As of December 31, 2007
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Accrued income	Ch$	—		—		445,552		628,056

Accrued liabilities	Ch$	2,095,592		1,493,760		12,218,349		13,129,840
	US$	3,716		6,630		—		—
	$ Col.	9,219,491		12,622,228		—		—
	Soles	1,982,816		464,511		—		605,186
	$ Arg.	1,082,964		1,207,939		—		—
	Reales	—		—		5,402		4,248

Withholdings	Ch$	3,921,443		10,954,314		—		—
	$ Col.	782,205		854,125		—		—
	Soles	3,450,286		1,798,266		—		—
	$ Arg.	4,832,048		6,386,066		—		—
	Reales	5,678		9,742		—		—

Income tax payables	Ch$	11,875		—		38,409,554		—
	$ Col.	11,610,407		—		—		—
	$ Arg.	3,372,755		8,155,456		759,904		91,243
	Reales	—		—		6,482		—

Other current liabilities	UF	—		—		65,846		—
	Ch$	—		—		52,278		58,061
	US$	—		—		—		4,309,486
	Soles	506,412		960,856		—		—
	$ Arg.	118,359		86,956		—		—

Total current liabilities	UF	—		—		3,013,663		2,951,811
per currency	Ch$	57,307,431		135,540,556		51,125,733		13,815,957
	US$	93,854,228		71,771,894		68,919,013		272,116,188
	Euro	548,289		415,113		—		—
	$ Col.	129,173,064		89,109,333		—		—
	Soles	54,759,955		64,004,670		—		605,186
	$ Arg.	34,368,952		39,286,549		5,179,208		5,015,195
	Reales	943,824		12,082		11,884		4,248

Total current liabilities		370,955,743		400,140,197		128,249,501		294,508,585

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

c.	Long-term liabilities, December 31, 2006:

		Schedule Maturities
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Debt due to banks and	UF	—		—		—		—
financial institutions	US$	78,777,896	7.62%	110,013,668	6.86%	6,197,826	6.23%	—
	Soles	27,189,832	5.58%	—		—		—
	$ Arg.	4,343,391	1.75%	3,257,944	1.75%	—		—
	$ Col.	77,899,098	9.07%	—		—		—

Bonds payable	UF	—		78,773,087	4.80%	—		108,312,997	6.20%
	US$	468,865,225	8.08%	—		354,507,853	8.29%	266,622,498	7.64%
	$ Col.	—		80,717,694	10.23%	166,010,052	10.56%	—
	Soles	30,059,498	6.41%	6,259,788	6.72%	14,308,086	6.23%	—

Notes payable	US$	32,008,628	7.42%	25,191,665	7.42%	—		—
	$ Arg.	4,171,878		—		—		—

Miscellaneous	UF	—		—		—		140,456
	Ch$	8,245,954		39,107,921		6,532,048		15,159,777
	US$	32,967,048		—		—		—

Accrued liabilities	Ch$	975,837		868,709		9,092,573		—
	$ Col.	—		—		21,284,766		—

Deferred Taxes	Ch$	29,439,788		4,345,739		25,093,145		39,264,011
	$ Arg.	—		47,503,322		—		—
	Soles	1,024,071		—		—		—

Other long-term liabilities	UF	2,480,143		1,653,872		3,652,284		—
	Ch$	11,391		—		—		—
	US$	238,756		636,341		—		—
	$ Col.	5,920,854		—		—		—
	$ Arg.	9,015,936		—		—		—

Total long-term liabilities	UF	2,480,143		80,426,959		3,652,284		108,453,453
per currency	Ch$	38,672,970		44,322,369		40,717,766		54,423,788
	US$	612,857,553		135,841,674		360,705,679		266,622,498
	$ Col.	83,819,952		80,717,694		187,294,818		—
	Soles	57,249,330		53,763,110		14,308,086		—
	$ Arg.	18,555,276		3,257,944		—		—

Total long-term liabilities		813,635,224		398,329,750		606,678,633		429,499,739

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
28.	Foreign currencies, continued:

d.	Long-term liabilities as of December 31, 2007:

		Scheduled maturity
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term debt due to banks and financial institutions	US$	117,906,986	7.08%	88,845,200	6.47%	3,861,643	5.75%	—
	Soles	—		—		—		—
	$ Arg.	3,981,984	1.75%	995,577	1.75%	—		—
	$ Col.	—		75,222,686	12.19%	—		—

Bonds payable	UF	—		—		—		185,826,590	5.19%
	US$	322,978,500	8.21%	13,912,918	4.36%	298,134,000	8.44%	117,413,616	7.71%
	$ Col.	78,296,651	11.25%	98,650,075	11.29%	103,582,461	10.53%	—
	Soles	21,553,454	6.70%	4,973,874	6.16%	28,185,286	6.43%	8,289,790	6.30%

Long-term notes payable	US$	29,099,369		27,888,796		—		—
	$ Arg.	6,059,723		—		—		—

Miscellaneous	UF	—		—		—		157,111
	Ch$	9,575,013		2,832,747		—		—
	US$	12,862,368		29,595,608		6,045,401		11,808,090

Accrued expenses	Ch$	1,004,344		797,296		1,896,275		6,723,310
	$ Col.	17,437,103		—		—		—

Deferred Taxes	Ch$	28,938,362		5,746,970		29,378,736		31,533,441
	Soles	—		59,371,474		—		—
	$ Arg.	3,972,636		—		—		—

Other long-term liabilities	UF	—		—		7,063,927		—
	Ch$	—		—		—		—
	US$	689,877		718,987		—		—
	$ Col.	4,663,840		—		—		—
	$ Arg.	13,147,709		—		—		—

Total long-term liabilities	UF	—		—		7,063,927		185,983,701
per currency	Ch$	39,517,719		9,377,013		31,275,011		38,256,751
	US$	483,537,100		160,961,509		308,041,044		129,221,706
	$ Col.	100,397,594		173,872,761		103,582,461		—
	Soles	21,553,454		64,345,348		28,185,286		8,289,790
	$ Arg.	27,162,052		995,577		—		—

Total long-term liabilities		672,167,919		409,552,208		478,147,729		361,751,948

29.	Sanctions:
The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
30.	Subsequent events:
On April 29, 2008, Gas Atacama Generación (“GAG”) a subsidiary of the Company’s equity method investee Inversiones Gas Atacama Holding Ltda. (“GAT”) signed a memorandum of understanding (“MOU”) with several important northern mining companies and its owners, Endesa Chile and Southern Cross, allowing GAG to continue operations while seeking a definite solution to the company’s situation.
The MOU called for a definitive contract covering a substantial part of the EMEL deficit, which has been growing over time. This back-up contract was signed on April 29, 2008, with the participation of mining companies representing 85.93% of the 1,554 MW (maximum demand at peak hour in the SING, excluding demand arising from distribution companies). Among the principal objectives of the contract, are the following: (1) continuity of electricity supply in the SING, with a back-up of up to 600 MW operating continuously through December 31, 2013, with diesel if necessary, so as to minimize the risk of electricity rationing, and the concurrent losses to production for the copper mines; and (2) the achievement of a generation capacity cushion until 2013 which would permit failure of other operating units or delays in the beginning of operations of new coal-burning plants. The mining companies that were signatories to the agreement include BHP Billiton (Escondida, Spence, Cerro Colorado) Codelco (Chuquicamata, Radomiro Tomic and Gabriela Mistral), Collahuasi, Freeport (El Abra) Barrick (Zaldívar), Anglo American (Mantos Blancos) Xstrata (Lomas Bayas), SQM, Antofagasta Minerals (El Tesoro), Teck-Cominco (Quebrada Blanca) and Yamana (Meridian Gold). In a parallel manner, GAT entered into a long-term contract with Compañía de Petróleos de Chile Copec S.A., a large Chilean distributor of petroleum-derived hydrocarbons, in order to secure the availability of diesel through the end of 2013, for a daily consumption of up to 3,400 cubic meters.
The recent contract with the mining companies requires that the latter pay a price for the back-up service that accounts for approximately 71% of the EMEL deficit and the remaining 29% is to be financed by GAT, Southern Cross and Endesa Chile, with caps of US$ 50 million each for the latter two owners. The mining companies cap their price at US$ 650 million, and if oil prices exceed US$ 120/barrel during the period, or for any other reason, this capped amount should be reached, they have a right to an early termination of the contract. This solution, although reducing significantly the probability of bankruptcy at GAG, implies certain risks and costs to GAT and its owners. In addition, the price of diesel, as of the time of this report, has shown an upward trend, already exceeding the US$ 120/barrel reference level, making the operating monthly cost exceed the amount which allows the cap to be extended beyond December 2011. Therefore, there is no reason, as of the date of this report, to expect a reversal of the investment impairment provision taken in the 2007 financial statements, in connection with GAT, our affiliate.
Management is not aware of other significant events that have occurred after year-end and which could affect the presentation of these financial statements.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
31.	Environment:
During the year ended December 31, 2005, 2006 and 2007, the Company and its domestic and foreign subsidiaries made expenditures of ThCh$ 1,946,206, ThCh$ 2,753,052 and ThCh$ 2,689,343 respectively, related to environmental activities corresponding primarily to the following:
Operating expenses during the years ended December 31, 2005, 2006 and 2007, included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$ 1,760,592, ThCh$ 2,512,533 and ThCh$ 2,344,963 respectively. Environmental protection expenses for Hidroeléctrica el Chocón and Endesa Costanera (including the cleaning of hydrocarbon chamber screens, measurement of gas emissions, measurement of Nox and SO2, ISO 14001) was equivalent to ThCh$ 51,141, ThCh$ 90,828 and ThCh$ 184,949 during the years ended December 31, 2005, 2006 and 2007, respectively.
The Company capitalizes expenditures related to environmental activities as part of property, plant and equipment when those expenditures are deemed to provide additional future economic benefit. During the years ended December 31, 2005, 2006 and 2007 capitalized environmental expenditures amounted to ThCh$ 124,196 ThCh$ 149,691 and ThCh$ 344,380 respectively and primarily related to the following activities:
During 2005 and 2006:
•	Central El Toro — Investments related with certification under ISO 14.001

•	San Isidro — Certification of CO2 cylinders and maintenance,

•	Tarapacá — Repair and modification of area of acid and leach tanks, as well as modification of water neutralization system.

•	Central Bocamina — Design and implementation of an environment management system

•	Huasco — Construction of anti-leak system for fuel
During 2007:
•	Tarapacá Environment related works pursuant to environment management system under ISO 14,001.

•	Los Molles — Settlement of environmental liabilities

•	Cipreses — Implementation of environmental protection procedures related to protection of the Maule River

•	Sauzal — Implementation of environmental protection procedures related to protection of the Cachapoal River and studies related to the environment management system

•	San Isidro — Expenses related to its environment management system under ISO 14.001

•	Central Bocamina — Development and implementation of a project to contain noise levels

•	Rapel — Setlement of environmental liabilities and replacement of polychlorinated biphenyl containing condenser

•	Sauzalito — Replacement and disposal of polychlorinated biphenyl containing condenser

•	Isla — Replacement and disposal of polychlorinated biphenyl containing condenser

•	Pehuenche — Settlement of environmental liabilities and landscape recuperation

•	Abanico — Implementation of works to contain contaminated waters

•	El Toro — Implementation of works to contain contaminated waters and studies related to the environmental impact of the plant’s operation

•	Pangue — Construction of contention ponds for transformer oil

•	Ralco — Construction of contention ponds for transformer oil

•	Tal Tal — Environment related works pursuant to environment management system under ISO 14,001

•	Diego de Almargo — Environment related works pursuant to environment management system under ISO 14,001

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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
The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2007 was approximately 13.1%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.
b)	Reversal of revaluation of property, plant and equipment
In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. Under Chilean GAAP, the difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense is included in paragraph (w) below.
c)	Deferred income taxes
c-1) Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. At the time, Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized.
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
c-2) Under US GAAP, companies must account for deferred taxes in accordance with SFAS 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:
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

Taxable temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of future deductible expenses for tax purposes or non-deductible expenses for tax purposes, respectively as a result of temporary differences at the end of the current year.
The principal effect on the Company due to the difference in the accounting for deferred income taxes between Chilean and US GAAP relates to:
(i.)	Net operating loss-carry forwards

(ii.)	Accelerated depreciation methods for accounting purposes under Chilean GAAP

(iii.)	The reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income, and

(iv.)	Accounting for deferred tax differences related to US GAAP adjustments.
The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (w) below.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
In addition, During 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.
As a result of implementing FIN 48, there was no impact on the Company’s financial statements from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not ha e any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.
We are potentially subject to income tax audits in numerous jurisdictions in Chile and internationally until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.
d)	Staff severance indemnities
As described in Note 2 (q), under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003, under Chilean GAAP, those obligations were calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company, and certain of its subsidiaries, used a real discount rate of 9.5% for the year ended December 31, 2003. Starting January 1, 2004 the Company changed its accounting policy for staff severance indemnities by applying actuarial valuation of the future obligation.
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)	Pension and post-retirement benefits
During 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements No.87, 88, 106 and 132(R)”. This statement required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant SFAS 87 or SFAS106.
The adoption resulted in the recognition of prior service costs and related plan assets in the balance sheet of the Company’s equity method investee Endesa Brasil. The effects of the adoption of FAS 158 are presented in paragraph (w) below.
f)	Investments in related companies
Under Chilean GAAP, until December 31, 2003 for all investments accounted for by the equity method, the proportionate net book value of the investee company was recorded as an investment and the difference between the cost of investment and the proportionate net book value of the investee was recorded as goodwill. Generally, goodwill is amortized into income over a maximum period of twenty years. The investment account is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires goodwill to be determined based on the allocation of the acquisition price to fair values of acquired assets and liabilities assumed for the accounting for all acquisitions after January 1, 2004.
Under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, “the Equity Method for accounting for Investment in Common Stock” (“APB No. 18”), the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate inter-company gains and losses and to account for the differences, if any, between the investor’s cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor’s share of change in the investee capital accounts. Furthermore, under Chilean GAAP, the excess of purchase price consideration over the fair value of net assets of equity method investees acquired is recorded as goodwill. Under US GAAP, as investments in equity method investees are initially recorded at cost, goodwill is not shown separately in the income statement.
The Company’s equity share of the effect of the adjustments from Chilean GAAP to US GAAP of equity accounted investees is included in paragraph (w) below. The principal US GAAP adjustments affecting the Company’s equity investees are as follows:
(i)	The recording of deferred taxes in accordance with SFAS 109 (see paragraph c).

(ii)	Adjustment related to pensions and other post-retirement benefits (see paragraph d).

(iii)	Adjustment related to negative goodwill (see paragraph h).

(iv)	Adjustment related to capitalized foreign currency exchange differences (see paragraph i).

(v)	Adjustment related to capitalized general and administration expenses (see paragraph l).

(vi)	The recording of derivative instruments in accordance with SFAS 133 (see paragraph p).

(vii)	Adjustment related to capitalized interests. (A)

(viii)	Adjustment related to regulated assets and liabilities(B)

(ix)	Adjustment related to changes in accounting principles (C)

(x)	The deferred income tax effects of adjustments (i) to (ix).

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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
At the end of 2006, the Brazilian National Electric Power Agency (“Agencia Nacional de Energia Eléctrica” -ANEEL) published the Normative Resolution N°234 that established general concepts, methodologies and procedures to carry out the second round of the periodic Tariff review for public concessionaires engaged in the electric distribution sector services. These modifications were incorporated into the regulation issued by ANEEL during the year 2007, which contain the provisional parameters of the fix Tariff model for the following years. According to this, for US GAAP purposes a regulatory liability has been recorded during 2007 in accordance to the provisions of FAS No. 71, “Accounting for the Effects of Certain Types Regulation”.
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

On January 1, 2002, the Company adopted SFAS 142 and thus ceased amortizing goodwill under US GAAP. Instead, impairment tests are performed at least annually on the level of reporting units.

Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004, and consequently after that date difference in accounting treatment related to the recognition of assets acquired and liabilities assumed between Chilean GAAP and US GAAP no longer exists.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(ii)
Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment on the level of cash-generating units. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2006 and 2007, apart from the impairment of goodwill over the Company’s equity method investee Gas Atacama Holding (see Note 10(g)).

Under US GAAP, goodwill is tested for impairment at least annually on the level of reporting units, which the Company defined to be as operation units. In addition, goodwill is evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The impairment test is performed based on a two-step approach:

1.
The first step is to compare each reporting unit’s fair value with its carrying amount including goodwill. If a reporting units carrying amount (including goodwill) exceeds its fair value, goodwill might be impaired and the second step is required

2.
The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination accounted for in accordance with SFAS 141. The difference between the fair value of the reporting unit and the fair value of its net assets is the implied fair value of goodwill. If the implied fair value of goodwill is less than its carrying amount, the carrying amount is written-down against income to the implied fair value of goodwill.

The Company carried out the required annual impairment test of goodwill in the fourth quarter of each year.

The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below:
(i)	differences in the amount of goodwill under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii)	the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;

(iii)	the reversal of goodwill amortization recorded under Chilean GAAP.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A summary of the changes in the Company’s goodwill under US GAAP during the years ended December 31, 2006 and 2007, by segment of operation is as follows:

	Goodwill under US GAAP
			Currency
			Translation	Reclassification	December 31,
	January 1, 2006	Acquisitions	Adjustment	(1)	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	5,684,445	—	—	—	5,684,445
Peru	16,634,710	3,430,721	290,168	—	20,355,599
Colombia	22,642,518	—	394,964	(9,100,166)	13,937,316

Total	44,961,673	3,430,721	685,132	(9,100,166)	39,977,360

	Goodwill under US GAAP
			Currency
		Impairment	Translation	December 31,
	January 1, 2007	(2)	Adjustment	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	5,684,445	(96,353)	—	5,588,092
Peru	20,355,599	—	(2,666,720)	17,688,879
Colombia	13,937,316	—	(1,825,455)	12,111,861

Total	39,977,360	(96,353)	(4,492,175)	35,388,832

(1)	See Note 10 (e) (iv.)

(2)	See Note 10 (g)
To perform goodwill impairment tests, the Company determines the fair value of its reporting units based on a valuation model which draws on medium-term planning data that the Company uses for internal reporting and planning purposes. The model uses the discounted cash flow approach and market comparables. The fair value of each reporting unit exceeded its carrying amount as of December 31, 2006 and 2007. During the year ended, due to the impairment recorded in the equity’s investee Gas Atacama Holding (see note 10 (g)), a goodwill impairment test was carried out, testing the goodwill recorded over the investment. As a result of the impairment test, the goodwill recorded over Gas Atacama Holding was impaired during the year ended December 31, 2007.
h)	Negative goodwill
Under Chilean GAAP, until December 31, 2003 the excess of the carrying value of the assets assumed in a business combination over the purchase price was recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004. Subsequent to the adoption of Technical Bulletin No. 72 issued by Chilean Association of Accountants, any excess of the fair value of net assets acquired over the purchase price consideration is recorded as negative goodwill and amortized against income over the remaining weighted average useful live of the assets acquired.
Under US GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of the purchase price are allocated proportionately to reduce the values assigned to non-monetary assets. If the allocation reduces the non-current assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Adjustments related to negative goodwill necessary to make the consolidated financial statements conform to US GAAP are included in paragraph (w) below and are as follows:
h-1:	The reversal of negative goodwill amortization recorded under Chilean GAAP;

h-2:	The effects of reducing depreciation expense, due to the proportionate allocation of the excess fair value to property, plant and equipment and other effects on income.
i)	Capitalized exchange differences
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
j)	Accumulated deficit during the development stage
Prior to the adoption of Circular 1819 issued by the SVS on January 1, 2007, under Chilean GAAP, the net income (loss) incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity, rather than in income. Furthermore, companies in the development stage were not consolidated even if the Company owned the majority of voting rights.
Under US GAAP, such results must be included in the consolidated statement of income. As of December 31, 2004 and 2005 and for the years then ended, no company was classified as development stage company. For the year ended December 31, 2006, the effects of the adjustment are included in paragraph (w) below.
On January 1, 2007 the Company adopted Cicular 1819 issued by the SVS (see note 3), requiring consolidation of subsidiaries in development stage and recording income derived from development stage companies in accordance with accounting principles for consolidation or investments in related companies, respectively. Thus, subsequent to the adoption of Circular 1819, the accounting treatment under Chilean GAAP is the same as under US GAAP.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

k)	Minimum dividend
As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses or interim dividends have been paid to shareholders. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (w) below to reflect the unrecorded dividend liability, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.
l)	Capitalized general and administrative expenses
Until 1993 under Chilean GAAP, Endesa Chile capitalized a portion of its administrative and selling expenses as part of the cost of constructions-in-progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under US GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the constructions of specific projects. Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which under US GAAP would not be allowed.
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
m)	Involuntary employee termination benefits
Under Chilean GAAP, the Argentine subsidiariy, Endesa Argentina, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with US GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, the following conditions have to be met:
•	Management, having the authority to approve the action, commits to a plan of termination

•	The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date

•
The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated, and

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
As of December 31, 2005, 2006 and 2007, respectively, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (w) below.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

n)	Creation of Endesa Brasil
As of September 30, 2005 the Brazilian investments of Endesa, S.A. (Spain), the ultimate parent company of Endesa Chile, were reorganized. As a result of this reorganization of entities under common control, a new entity, Endesa Brasil S.A., was created and the total participation of Endesa Chile held in its subsidiary Centrais Electricas Cachoeira Dourada S.A. (CDSA) and in its equity method investee Companhia de Interconexao Energetica S.A. (CIEN) were transferred to this entity in exchange for 38.75% participation in the newly formed company. As of September 30, 2005, the Company deconsolidated CDSA, stopped accounting for CIEN under the equity method and began to account for its participation in Endesa Brasil S.A. under the equity method. The difference between net assets contributed and received generated a difference presented as reserve in equity, as the mentioned transaction represents a reorganization under common control. Although the transaction received the same accounting treatment under both Chilean GAAP and US GAAP, as a result of the existing adjustments to US GAAP in the subsidiaries which were the subject of the reorganization, an incremental adjustment to equity of Endesa Chile was recorded. For the year ended December 31, 2005 the effects of the adjustment are included in paragraph (w) below.
o)	Translation of financial statements of investments outside of Chile
Under Chilean GAAP, in accordance with Technical Bulletin 64 (“BT 64”) the financial statements of foreign subsidiaries and equity method investees that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are re-measured into US dollars. The Company’s foreign subsidiaries and investees domiciled in Argentina, Peru, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are re-measured into US dollars. The Company has re-measured its foreign subsidiaries into US dollars under this requirement as follows:
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
Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment” which amounted to net losses of ThCh$ 10,136,079, a net gain of ThCh$ 1,815,523 and a net loss of ThCh$ 12,842,584 for the years ended December 31, 2005, 2006 and 2007, respectively.
Under US GAAP, the functional currency is determined based on criteria provided by SFAS 52, resulting in the functional currency of an entity being the currency of the primary economic environment of operations of the entity. Differences resulting from fluctuation of exchange rates between foreign currencies and functional currency are recorded in income, whereas translation differences from converting the financial statements from functional currency to the group’s presentation currency are recorded in other comprehensive income.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
However, in the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Although under US GAAP, certain of the Company’s subsidiaries and equity method investees might have functional currencies different to the measurement currency determined under Chilean GAAP, inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to US GAAP as permitted by Form 20-F.
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
Until December 31, 2004 the Company did not apply hedge accounting to its derivative instruments under US GAAP. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized directly in earnings. As of and for the years ended December 31, 2005 2006 and 2007, the Company applied hedge accounting to a portfolio of derivative instruments executed in those years. These instruments were designated as cash flow hedges of variable interest-bearing liabilities with changes in fair value recorded in OCI. Derivative instruments not assigned as hedging instruments were accounted at fair value with changes in fair value recognized directly in earnings. The Company considers hedging instruments to be non-operating derivative financial instruments, whereas commodity and embedded derivative instruments are considered to be operating derivative instruments.
The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 52 and SFAS 133.
The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2005, 2006 and 2007 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

q)	Reorganization of subsidiaries
This adjustment corresponds to the reorganization of the Company’s subsidiaries Endesa Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Endesa Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A. Under Chilean GAAP, this purchase of minority interest was accounted for at book values. Under US GAAP, a purchase of minority interest shall be accounted for under the purchase method, resulting in measuring assets acquired and liabilities assumed at fair values.
During 2006, the Company’s subsidiary Edegel was merged with Etevensa, an entity which was controlled by Endesa Internacional S.A., the Company’s parent company. This reorganization included a purchase of a minority interest portion in exchange for shares of Edegel and cash.
Under Chilean GAAP, the Company recorded this transactions under the pooling of interests method, using the book values of the net assets acquired under merger accounting as proscribed by Technical Bulletin 72 for reorganizations under common control.
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
During 2007, the Company’s subsidiaries Betania and Emgesa were merged into a new entity Emgesa (merged entity). (See note 10 (d) (iv.) and note 10 (c) (v)). The merger was materialized through a stock exchange where the Company exchanged the shares it owned in Betania and Emgesa for shares issued by the new entity Emgesa (merged entity). In addition, as a result of the share-exchange, the Company purchased a portion of minority interest from a third party.
Under Chilean GAAP, the transaction was accounted for under the pooling-of-interest method pursuant BT 72, using book values of the entities and shares involved, as the transaction is considered to be a transaction under common control.
Under US GAAP, To the extent that shares of the Company’s former fully owned subsidiary Betania were exchanged, the exchange represents an exchange of monetary assets, which shall be accounted for at fair values.
In addition, the purchase of minority interest to the extent that this minority interest was purchased from an unrelated party shall be accounted for under the purchase method pursuant to SFAS 141, measuring the proportion assets acquired and proportional liabilities assumed at fair values.
To the extent minority interest was acquired from a related party, the transaction under US GAAP shall be accounted for as common control transaction, using the pooling-of-interest method and thus book values to reflect the increase in participation, with any difference between purchase price consideration and book value of net assets acquired being recorded in shareholders’ equity.
The effects of:
•	Application of the purchase method for the purchase of minority interest from unrelated parties

•	Differences resulting from different book values under US GAAP of the assets and liabilities involved, are recorded in paragraph (w) below.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

r)	Amortization of bond discount and deferred debt issuance costs
Under Chilean GAAP the Company amortizes bond discounts and deferred debt issuance costs using the straight-line method over the remaining maturity of the related debt.
Under US GAAP, deferred debt issuance costs and bond discounts have to be amortized using the effective interest method. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.
s)	Accounting for asset retirement obligations
In June 2001 the FASB issued Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS 143 effective January 1, 2003. This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate used for subsequent valuations is the interest rate that was valid at the time the new liability was incurred or when the change in estimate occurred. The change in fair value of the liability due to the passage of tine is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time the standard requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant.
The Company is subject to certain assets retirement obligations related to contractually agreed or legal dismantlement obligations of power plant and transmission lines, as well as the removal of environmental damage once it discontinues usage of certain power plants. Consequently, costs arising from the asset retirement obligations have been capitalized to power-plant and transmission lines included in property, plant and equipment.
The effects on US GAAP income and Shareholders equity are shown in paragraph (w) below as follows:
s-1:	The effects of amortizing the deferred costs of the asset retirement obligation are reflected as depreciation expense;

s-2:	The effects of re-measuring the liability due to the passage of time during the year ended December 31, 2005, 2006 and 2007 are reflected as accretion expense.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
The following table shows reconciliation of the liability for the years ended December 31, 2005, 2006 and 2007 as recorded by the Company:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Balance as of January 1	1,208,228	1,027,980	2,272,671
Cumulative translation adjustment	(58,080)	8,691	(191,576)
Liabilities incurred in the period	—	879,946	458,696
Accretion expense	(122,168)	356,054	11,359

Balance as of December 31	1,027,980	2,272,671	2,551,150

t)	Effects of minority interest on the US GAAP adjustments
The Company calculated effects of the participation of the non-controlling shareholders, referred to as minority interest, related to the US GAAP adjustments in the subsidiaries in which it is not the sole shareholder.
u)	Accounting for the Impairment or Disposal of Long-Lived Assets
In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2005, 2006, and 2007 no additional amounts were recorded for impairment under US GAAP.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(v)	Exchange of non-financial assets and acquisition of minority interest
As stated in Note 10 (c) (v.), during 2007, the Company’s subsidiaries in Colombia were subject to a reorganization which involved the purchase of a minority interest portion. Under Chilean GAAP, the transaction was accounted for as a transaction under common control using book valued of the involved assets and liabilities, with any differences between net assets given up and net assets received being recorded in other reserves within shareholders’ equity. Under US GAAP, the several steps to materialize the transaction were accounted for as follows:
a.
The exchange of the participation in Betania against participation of Emgesa (merged entity) was accounted for as an exchange of financial assets, realizing a loss to the extent the transaction did not represent a common control transaction

b.
To the extent that minority interest was purchased from third parties, the transaction was accounted for under the purchase method pursuant to SFAS 141, with any excess of the purchase price consideration over the fair value of identifiable net assets acquired being accounted for as goodwill.

c.
To the extent third parties were involved, the disposal of a portion of participation of Emgesa (merged entity) was accounted for as a partial disposal of investments, affecting net income of the period to the extent the fair value of consideration received exceeded the book value of the investment together with the pro-rata portion of goodwill, fair value increment to net assets and accumulated other comprehensive income previously accounted for.

To the extent the transaction was carried out among parties under common control, book values were used and differences between consideration given (step a. and b.) and consideration received (step c.) over the book value of net assets received (step a. and b.) and book value of net assets given up (step c.) being recorded in other reserves of shareholders’ equity.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)	Effects of conforming to US GAAP:
(i)	The reconciliation of reported net income required to conform to US GAAP is as follows:

	Years Ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	121,304,086	203,567,376	192,439,270
Reversal of revaluation of Property, plant and equipment (paragraph b)	398,582	343,473	421,920
Effect of application of FAS 109 (paragraph c-1)	3,487,128	9,762,791	9,745,330
Deferred income taxes on US GAAP adjustments (paragraph c-2)	(12,028,168)	(18,414,868)	(13,634,342)
Investments in related companies (paragraph f)	(31,323,897)	4,878,495	(22,984,920)
Goodwill (paragraph g)	1,498,305	1,012,592	813,501
Negative goodwill (paragraph h):
h-1: Amortization of negative goodwill	(16,788,712)	(6,484,232)	(4,382,076)
h-2: Depreciation of Property, plant and equipment	11,356,606	18,954,860	11,779,556
Capitalized exchange differences (paragraph i):
i-2: Depreciation of Property, plant and equipment	530,125	532,415	514,936
Accumulated deficit during the development stage (paragraph j)	—	(325,438)	—
Capitalized general and administrative expenses (paragraph l):
l-1: Depreciation of Property, plant and equipment	538,942	(242,437)	400,720
l-2: Other operating results	1,038,612	1,042,998	787,149
Involuntary employee termination benefits (paragraph m)	(18,667)	(22,872)	(18,385)
Derivative instruments (paragraph p)
Operating	29,717,323	4,933,348	6,174,276
Non-operating	738,610	147,875	—
Reorganization of subsidiaries (paragraph q)	(250,084)	(254,445)	(303,931)
Amortization of bond discount and deferred debt issuance costs (paragraph r)	—	1,865,279	(482,644)
Accounting for asset retirement obligations (paragraph s)
s-1: Depreciation expense	(42,092)	(15,543)	(24,166)
s-2: Accretion expense	122,168	(1,236,000)	(11,359)
Effects of minority interest on the US GAAP adjustments (paragraph t)	(320,789)	7,528,365	207,465

Net income in accordance with US GAAP	109,958,078	227,574,032	181,442,300

Other comprehensive income (loss):
(Loss)/gain on hedge of the foreign currency exposure of net investment in foreign operations, net of income tax of ThCh$ 0	(16,593,126)	3,231,768	(14,945,898)
Fair value change of hedging instruments used in cash flow hedges (paragraph p), net of tax (ThCh$ 25,139, ThCh$ 4,695 and ThCh$ 256,552 as of December 31, 2005 2006 and 2007, respectively)	(147,876)	(22,922)	(895,316)
Amortization of FAS 158 adjustment	—	—	(294,660)
Cumulative translation adjustment, net of income tax ( ThCh$ 0)	15,635,734	(3,128,220)	10,541,273

Comprehensive income in accordance with US GAAP	108,852,810	227,654,658	175,847,699

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)	Effects of conforming to US GAAP:
(ii)	The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	1,927,088,781	1,884,226,640
Reversal of revaluation of Property, plant and equipment (paragraph b):
Property, plant and equipment	(12,803,027)	(12,803,027)
Accumulated depreciation	7,747,130	8,169,050
Effect of application of FAS 109 (paragraph c-1)	(140,750,654)	(129,868,674)
Deferred income taxes on US GAAP adjustments (paragraph c-2)	29,664,112	13,436,488
Investments in related companies (paragraph f)	(14,305,705)	(35,883,267)
Goodwill (paragraph g):
Goodwill, gross	24,088,420	21,410,817
Accumulated amortization	3,974,090	4,123,475
Negative goodwill (paragraph h):
h-1: Negative goodwill	393,330,784	347,374,966
h-1 Accumulated amortization of negative goodwill	(354,056,051)	(310,371,064)
h-2: Property, plant and equipment	(553,087,194)	(490,716,429)
h-2: Accumulated depreciation of Property, plant and equipment	211,881,669	199,898,847
Capitalized exchange differences (paragraph i):
Property, plant and equipment	(22,631,002)	(21,757,054)
Accumulated depreciation of Property, plant and equipment	1,798,300	2,199,623
Minimum dividend (paragraph k)	(36,486,624)	(38,433,991)
Capitalized general and administrative expenses (paragraph l):
l-1: Property, plant and equipment	(32,242,216)	(33,723,846)
l-1: Accumulated depreciation of Property, plant and equipment	10,840,495	11,779,937
l-2: Other assets	(1,583,849)	1,198,002
Involuntary employee termination benefits (paragraph m)	41,740	17,888
Derivative instruments (paragraph p)	13,045,568	18,329,221
Reorganization of subsidiaries (paragraph q), (paragraph v)	4,955,677	21,025,852
Amortization of bond discount and deferred debt issuance costs (paragraph r)	1,865,279	1,382,635
Accounting for asset retirement obligations, net (paragraph s)	(1,704,341)	(1,548,635)
Effects of minority interest on the US GAAP adjustments (paragraph t) and v)	90,167,763	137,370,814

Shareholders’ equity in accordance with US GAAP	1,550,839,145	1,596,838,268

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)	The changes in shareholders’ equity in US GAAP as of each year-end are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Shareholders’ equity in accordance with US GAAP — January 1,	1,355,111,848	1,406,038,345	1,550,839,144

Dividends paid during the year	(37,143,843)	(73,904,865)	(112,990,526)
Reversal of minimum dividends as of previous balance sheet date	23,068,401	31,354,612	36,486,624
Minimum dividend current period(paragraph k)	(31,354,612)	(36,486,624)	(38,433,991)
Cumulative translation adjustment	15,635,734	(3,128,220)	10,541,273
Reorganization under common control	(12,496,259)	(6,900,956)	(14,910,682)
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(16,593,126)	3,231,768	(14,945,898)
Fair value change of hedging instruments used in cash flow hedges	(147,876)	(22,922)	(895,316)
Amortization of FAS 158 adjustment Endesa Brasil	—	3,083,974	(294,660)
Net income in accordance with US GAAP for the year	109,958,078	227,574,032	181,442,300

Shareholders’ equity in accordance with US GAAP — December 31,	1,406,038,345	1,550,839,144	1,596,838,268

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

II.	Additional Disclosure Requirements:

a)	Basic and diluted earnings per share:

	Year ended December 31,
	2005	2006	2007
	Ch$	Ch$	Ch$

Chilean GAAP earnings per share	14.49	24.82	23.46

US GAAP basic and diluted earnings per share	13.14	27.74	22.12

Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755
There are no requirements to provide earnings per share disclosures under Chilean GAAP. The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective consolidated net income in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities or stock options outstanding. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

b)	Income taxes:
The (provision) benefit for income taxes (charged)/credited to the results of operations determined in accordance with US GAAP is as follows:

	Year ended December 31, 2005
	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(1,957,416)	—	(3,046,556)	(18,550,471)	(42,392,696)	(65,947,139)
Deferred income taxes as determined under Chilean GAAP	(30,944,753)	(6,175,079)	—	1,725,425	508,596	(34,885,811)

Total income tax provision under Chilean GAAP	(32,902,169)	(6,175,079)	(3,046,556)	(16,825,046)	(41,884,100)	(100,832,950)

US GAAP adjustments
Deferred tax effect of applying SFAS 109	227,258	—	—	3,259,870	—	3,487,128
Deferred tax effect of adjustment to US GAAP	(10,095,548)	(312,360)	(311,194)	(1,374,553)	65,487	(12,028,168)

Total US GAAP adjustments	(9,868,290)	(312,360)	(311,194)	1,885,317	65,487	(8,541,040)

Total income tax provision under US GAAP	(42,770,459)	(6,487,439)	(3,357,750)	(14,939,729)	(41,818,613)	(109,373,990)

	Year ended December 31, 2006
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(43,086,339)	(4,355,301)	(17,847,773)	(41,481,421)	(106,770,834)
Deferred income taxes as determined under Chilean GAAP	(25,527,932)	(10,121,199)	(12,146,689)	14,026,503	(33,769,317)

Total income tax provision under Chilean GAAP	(68,614,271)	(14,476,500)	(29,994,462)	(27,454,918)	(140,540,151)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	6,204,332	—	3,558,459	—	9,762,791
Deferred tax effect of adjustment to US GAAP	(6,768,413)	(3,008,476)	(6,913,736)	(1,724,243)	(18,414,868)

Total US GAAP adjustments	(564,081)	(3,008,476)	(3,355,277)	(1,724,243)	(8,652,077)

Total income tax provision under US GAAP	(69,178,352)	(17,484,976)	(33,349,739)	(29,179,161)	(149,192,228)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Year ended December 31, 2007
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(33,226,760)	(10,141,525)	(15,072,403)	(21,564,529)	(80,005,217)
Deferred income taxes as determined under Chilean GAAP	(25,645,576)	(2,574,884)	(4,969,686)	(218,135)	(33,408,281)

Total income tax provision under Chilean GAAP	(58,872,336)	(12,716,409)	(20,042,089)	(21,782,664)	(113,413,498)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	6,359,214	—	3,386,116	—	9,745,330
Deferred tax effect of adjustment to US GAAP	(7,282,557)	(81,375)	(6,350,425)	80,015	(13,634,342)

Total US GAAP adjustments	(923,343)	(81,375)	(2,964,309)	80,015	(3,889,012)

Total income tax provision under US GAAP	(59,795,679)	(12,797,784)	(23,006,398)	(21,702,649)	(117,302,510)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Deferred tax assets and liabilities in accordance with US GAAP as of each balance sheet date are as follows:

	As of December 31,
	2006		2007
	ThCh$	ThCh$	ThCh$	ThCh$
	Short-term	Long-term	Short-term	Long-term
Deferred income tax assets
Property, plant and equipment	—	121,091,977	—	104,098,773
Prepaid income	74,281	989,257	104,558	903,656
Derivative contracts	—	—	—	221,130
Vacation accrual	521,481	—	548,114	—
Tax losses (1)	—	48,568,311	—	23,506,004
Contingencies	1,071,131	1,414,357	1,132,214	2,730,346
Allowance for doubtful accounts	1,345	9,484,435	395	7,271,529
Provision for employee obligations	515,069	992,332	483,608	890,494
Provision for obsolete materials	—	1,741,792	—	1,445,992
Other	101,292	627,676	615,677	730,207
Valuation allowance	—	(31,427,599)	—	(6,539,366)

Total deferred income tax assets	2,284,599	153,482,538	2,884,566	135,258,765

Deferred income tax liabilities
Property, plant and equipment	—	(374,072,708)	—	(373,797,413)
Severance indemnities	—	(1,105,858)	—	(985,660)
Derivative contracts	—	(2,217,747)	—	(3,228,182)
Finance costs	—	(14,754,749)	—	(14,099,991)
Capitalized interest on construction	—	(4,034,502)	—	(3,959,224)
Capitalized cost of studies	—	(9,043,752)	—	(8,960,610)
Capitalized spare parts used	—	(871,574)	—	(806,387)
Bonds discount	—	(676,017)	—	(470,678)
Leasing	—	(498,992)	—	(1,058,920)
Investment in Argentina	—	(450,082)	—	(332,280)
Other	—	(3,513,175)	—	(2,933,225)

Total deferred income tax liabilities	—	(411,239,156)	—	(410,632,570)

Net deferred tax balance	2,284,599	(257,756,618)	2,884,566	(275,373,805)

Changes in the amount of deferred tax asset valuation allowance are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Balance as of January 1,	(31,497,470)	(31,427,599)
Cumulative translation adjustment	356,984	2,367,033
Decrease of valuation allowance	—	26,017,535
Increase of valuation allowance	(287,113)	(3,496,335)

Balance as of December 31,	(31,427,599)	(6,539,366)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(1)	Accumulated tax losses by country as of December 31, 2006 and 2007, are as follows:

	December 31, 2006		December 31, 2007
		Year of		Year of
	Amount	expiration	Amount	expiration
	ThCh$		ThCh$
Chile	113,983,360	Do not expire	138,132,386	Do not expire
Argentina	8,389,340	2007	4,715,978	2012
Colombia (A)	77,220,205	2007	—	—

Total	199,592,905		142,848,364

(A)
During the years ended December 31, 2005 and 2006, management did not expect that the subsidiaries in Colombia will be able to recover deferred tax assets related to tax loss carry forwards. Thus, as of December 31, 2006, a valuation allowance has been recorded, which covered the whole amount of the deferred tax asset related to tax loss carryforwards. However, due to the merger of the Company’s Colombian Subsidiaries, the tax loss carryforwards were applied against income during the year ended December 31, 2007.

Tax losses applied against taxable income in the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Chile	60,358,782	1,580,886	7,726,488
Argentina	44,083,625	30,108,315	2,373,046
Colombia	—	1,245,390	74,567,069

Total	104,442,407	32,934,591	84,666,603

Income tax audits:
We are potentially subject to income tax audits in numerous jurisdictions in Chile and internationally until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete. The following is a summary of tax years, potentially subject to examination, in the significant tax and business jurisdictions in which we operate.

Tax Years
Subject to
Tax jurisdiction	Examination

Chile	2005-2007
Argentina	2003-2007
Colombia	2003-2007
Peru	2004-2007

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	2005
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(23,482,930)	4,765,408	(9,874,611)	(5,075,567)	(13,454,171)	(47,121,871)
Effect of differences in foreign tax rates	—	5,045,725	(9,584,181)	(5,075,567)	(14,245,594)	(23,859,617)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	5,190,285	(7,175,270)	—	—	—	(1,984,985)
Non-taxable items	6,464,693	—	7,030,589	6,793,384	—	20,288,666
Non-deductable items	(31,471,373)	(7,524,527)	(1,071,060)	—	(11,705,219)	(51,772,179)
Effect of change in valuation allowance	(673,630)	—	—	—	1,447,967	774,337
Other	1,202,496	(1,598,775)	(1,440,466)	—	(3,861,596)	(5,698,341)

Total income tax under US GAAP	(42,770,459)	(6,487,439)	(14,939,729)	(3,357,750)	(41,818,613)	(109,373,990)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2006
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(48,687,876)	(5,299,648)	(7,142,283)	(13,674,449)	(74,804,256)
Effect of differences in foreign tax rates	—	(5,611,392)	(6,932,216)	(17,294,156)	(29,837,764)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(3,864,885)	(6,541,127)	—	13,667,135	3,261,123
Non-taxable items	15,870,030	2,951,689	1,723,074	734,094	21,278,887
Non-deductable items	(37,177,307)	(2,077,407)	(19,316,484)	(13,582,144)	(72,153,342)
Prior year income tax	4,526,691	—	—	—	4,526,691
Effect of change in valuation allowance	(224,655)	—	—	(62,458)	(287,113)
Other	379,650	(907,091)	(1,681,830)	1,032,817	(1,176,454)

Tax benefit (expense) at effective tax rate	(69,178,352)	(17,484,976)	(33,349,739)	(29,179,161)	(149,192,228)

Total income tax under US GAAP	(69,178,352)	(17,484,976)	(33,349,739)	(29,179,161)	(149,192,228)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2007
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(34,276,952)	(9,424,122)	(4,293,336)	(12,530,379)	(60,524,789)
Effect of differences in foreign tax rates	—	(9,978,482)	(3,338,607)	(12,530,379)	(25,847,468)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(13,483,486)	1,097,453	(14,337)	—	(12,400,370)
Non-taxable items	28,202,165	18,685,974	1,381,810	6,828,497	55,098,446
Non-deductable items	(37,688,868)	(13,178,607)	(15,960,425)	(29,232,860)	(96,060,760)
Prior year income tax	749,004	—	—	—	749,004
Effect of change in valuation allowance	(2,831,604)	—	—	25,352,804	22,521,200
Other	(465,938)	—	(781,503)	409,668	(837,773)

Tax benefit (expense) at effective tax rate	(59,795,679)	(12,797,784)	(23,006,398)	(21,702,649)	(117,302,510)

Total income tax under US GAAP	(59,795,679)	(12,797,784)	(23,006,398)	(21,702,649)	(117,302,510)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
The following table breaks down income before income taxes by country as of December 31, 2005, 2006 and 2007, respectively.

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Chile	179,852,458	305,362,736	163,827,488
Argentina	(19,056,822)	11,626,953	37,409,872
Peru	16,244,728	42,857,580	23,799,334
Brazil (1)	29,088,690	—	—
Colombia	13,203,014	16,918,991	73,708,116

Total	219,332,068	376,766,260	298,744,810

(1)
As described in note 10 c. (i), as a result of the reorganization of the Brazilian subsidiaries, the Company discontinued the consolidation of its former subsidiaries Cachoeira Dourada and CIEN during 2005.

c)	Segment disclosure
The Company provides disclosures in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial statement information is available and evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, the Company has four segments, which are split into: Chile, Argentina, Peru and Colombia. The chief operating decision maker evaluates the performance of the segment by reviewing the segment’s operating income as determined under Chilean GAAP. The operating segments Chile, Argentina, Peru and Colombia include power generation activities. In addition, the operating segment Chile includes the Company’s engineering services activities and the public concession activity, which are reviewed by the Chief Operating Decision maker together with the Chilean power generating activities. These other services are carried out in Chile only. The Chief Operating Decision maker reviews revenues including intersegment revenues.
The accounting policies of each segment are the same as those described in Note 2.
Consistent with US GAAP reporting requirements of financial information reviewed by the chief operating decision maker, the following segment information presented has been determined in accordance with Chilean GAAP:

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Consistent with US GAAP reporting requirements of financial information reviewed by the chief operating decision maker, the following segment information presented has been determined in accordance with Chilean GAAP.
The Company’s reportable segments as of December 31, 2005, 2006 and 2007 and for the years then ended are as follows:

	Chile	Argentina	Peru	Brazil (2)	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2005
Total revenues	600,942,427	171,933,926	129,024,151	45,830,648	283,741,612	1,231,472,764
Depreciation and amortization	84,463,076	35,835,468	20,029,435	12,523,376	35,395,997	188,247,352

Operating income	207,256,178	14,160,840	59,020,249	20,362,601	132,187,605	432,987,473

2006
Total revenues	708,515,756	252,836,716	180,627,696	—	294,087,707	1,436,067,875
Depreciation and amortization	85,258,947	37,096,389	30,990,471	—	36,123,207	189,469,014

Operating income	313,383,057	38,470,676	59,644,601	—	130,307,940	541,806,274

Long lived assets (net) (1)	2,552,377,063	462,617,729	785,170,582	—	1,214,339,784	5,014,505,158

2007
Total revenues	976,559,273	264,940,755	167,378,800	—	318,085,097	1,726,963,925
Depreciation and amortization	92,853,502	36,963,151	32,653,396	—	31,727,450	194,197,499

Operating income	342,047,212	22,518,334	46,010,341	—	160,254,214	570,830,101

Long lived assets (net) (1)	2,513,864,707	382,560,854	666,236,213	—	1,039,142,118	4,601,803,892

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
A summary of activities presented in accordance with Chilean GAAP by geographic area is as follows:

	Revenues			Long-lived assets
	Year ended December 31,			As of December 31,
	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile (1)	600,942,427	708,515,756	976,559,273	2,552,377,063	2,513,864,707
Argentina	171,933,926	252,836,716	264,940,755	462,617,729	382,560,854
Brazil (2)	45,830,648	—	—	—	—
Colombia	283,741,612	294,087,707	318,085,097	1,214,339,784	1,039,142,118
Peru	129,024,151	180,627,696	167,378,800	785,170,582	666,236,213

Total	1,231,472,764	1,436,067,875	1,726,963,925	5,014,505,158	4,601,803,892

(1)	The Chile segment includes assets not assigned to specific segments (such as corporate headquarter)

(2)
With the deconsolidation of Brazilian subsidiary Cachoeira Dourada, the equity method in CIEN and the change in accounting methods for Endesa Brasil (Note 10 (c) (ii.)) as of October 1, 2005, the Company no longer consolidates the long-lived assets of these subsidiaries.

During the years ended December 31, 2005, 2006 and 2007, revenues from Chile include revenues from energy sales to Chilectra, a related company (see Note 6), which exceeded 10% of total consolidated revenues. The revenues derived from energy sales to Chilectra amounted to ThCh$ 155,523,040, ThCh$ 162,938,076 and ThCh$ 186,478,941, respectively.
d)	Concentration of risk:
The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.
The only customer which accounted for more than 10% of revenues for the years ending December 31, 2005, 2006 and 2007, respectively was Chilectra S.A., subsidiary of the Company’s parent company Enersis S.A. , transactions with which represented a participation in consolidated revenues amounted to 12.6%, 11.3% and 10.8% for the years ended December 31, 2005, 2006 and 2007, respectively.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)	Schedule of debt maturity:
Following is a schedule of debt maturity in each of the next five years and thereafter:

As of
December 31,
2007
ThCh$

2008	373,473,904
2009	359,822,622
2010	97,998,928
2011	227,492,108
2012	109,511,589
2013 and thereafter	840,833,932

Total	2,009,133,083

f)	Disclosure regarding interest capitalization under US GAAP:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest cost incurred	196,057,317	172,179,554	170,655,235
Interest capitalized	—	5,941,629	3,634,620

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

g)	Cash flow information
The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flows under US GAAP as marketable securities under Chile GAAP qualify as cash equivalents, whereas under US GAAP they are classified as available-for-sale securities (see Note 32 q)):

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Operating cash flow Chile GAAP and US GAAP	297,086,746	451,188,230	419,844,996

Cash flow investing activities Chile GAAP	(60,439,451)	(219,636,276)	(316,194,485)

Differences between Chilean GAAP and US GAAP:
Purchase of marketable securities during period	(2,051,639)	(5,614,355)	(10,299,039)

Sale of marketable securities during period	774,406	2,051,639	5,614,355

Cash flow investing activities US GAAP	(61,716,684)	(223,198,992)	(320,879,169)

Cash flow financing activities Chile GAAP and US GAAP	(402,505,082)	(146,242,800)	(146,924,246)

Net cash flow	(167,135,020)	81,746,438	(47,958,419)

Effect of inflation and foreign exchange differences (1)	(6,069,724)	(7,508,827)	(22,762,635)

Total change of cash and cash equivalent	(173,204,744)	74,237,611	(70,721,054)

Cash equivalent at the beginning of the period	260,373,960	87,169,216	161,406,827
Cash equivalent at the end of the period	87,169,216	161,406,827	90,685,773
The reconciliation of cash and cash equivalents from Chilean GAAP to US GAAP as of December 31, 2005, 2006 and 2007 is as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash and cash equivalents under Chilean GAAP	89,220,855	167,021,182	100,984,812
Elimination of marketable securities	(2,051,639)	(5,614,355)	(10,299,039)

Cash and cash equivalents under US GAAP	87,169,216	161,406,827	90,685,773

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash	10,990,894	22,936,504	19,397,212
Time deposits and repurchase agreements	76,178,322	138,470,323	71,288,561

Total cash and cash equivalents under US GAAP	87,169,216	161,406,827	90,685,773

Additional disclosures required under US GAAP are as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest paid during the year, net of amount capitalized	180,652,297	166,237,925	170,655,235
Income taxes paid during the year	63,892,142	81,639,141	86,254,037
Assets acquired under leasing	—	—	—

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

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Foreign exchange losses	(11,355,893)	(9,675,982)	(23,628,818)
Effects of inflation	5,286,169	2,167,155	866,183

Effect of inflation and foreign exchange differences	(6,069,724)	(7,508,827)	(22,762,635)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)	Disclosures about fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2006 and 2007 for which it is practicable to estimate that value:
•	Cash
The fair value of the Company’s cash is equal to its carrying value.
•	Time deposits, repurchase agreements and marketable securities, short-term receivables and payables
The fair value of time deposits approximates carrying value due to their relatively short-term nature.
•	Long-term accounts receivable
The fair value of long-term accounts receivable was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities.
Long-term debt
The fair value of long-term debt was based on rates currently available to the Company for debt with similar terms, risks and remaining maturities.
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
The estimated fair values of the Company’s financial instruments compared to US GAAP carrying amounts are as follows:

	As of December 31,
	2006		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	22,936,504	22,936,504	19,397,212	19,397,212
Time deposits	99,136,606	99,136,606	44,272,635	44,272,635
Marketable securities	5,618,810	5,618,810	10,304,785	10,304,785
Repurchase agreements	39,333,717	39,333,717	27,015,929	27,015,929
Current receivables, net	157,721,629	157,721,629	211,209,592	211,209,592
Other receivables, net	57,855,162	57,855,162	60,045,262	60,045,262
Amounts due from related companies	35,325,944	35,325,944	175,950,661	175,950,661
Long term receivables	74,178,594	74,178,594	83,285,957	83,285,957
Long term amounts due from related companies	97,223,162	97,223,162	369	369
Derivative contracts (Assets)	38,920,789	38,920,789	39,432,777	39,432,777
Accounts payable	(94,245,000)	(94,245,000)	(192,954,223)	(192,954,223)
Short term amounts payables to related companies	(8,839,618)	(8,839,618)	(15,743,108)	(15,743,108)
Debt, notes payable and bonds payable	(2,247,299,969)	(2,491,796,529)	(2,009,133,083)	(2,225,731,009)
Derivative contracts (Liabilities)	(25,875,221)	(25,875,221)	(21,103,556)	(21,103,556)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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
The Company has a number of contracts denominated in US dollars or with indexation features linked to the US dollar. According to SFAS 133, a contract with payments expressed in: the functional currency of any substantial party to the contract; the currency in which the price of the related good or service is routinely denominated in international commerce; the local currency of any substantial party to the contract; or the currency used by a substantial party to the contract as if it were the functional currency because the primary economic environment in which the party operates is highly inflationary, could be excluded from the normal purchase and sale exception. For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in paragraph I o), thus the functional currency of these subsidiaries was considered to be the US dollar as these subsidiaries’ financial statements were re-measured into US dollars because they are foreign subsidiaries that operate in countries exposed to significant risks as determined under BT 64.
The following is a summary of the Company’s adjustments in consolidated companies to other assets and liabilities related to the fair values for all identified derivative contracts as of December 31, 2006 and 2007.

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Commodity derivatives — liabilities	(8,303,771)	—
Embedded derivatives — assets	38,920,789	39,432,777
Embedded derivatives — liabilities	(17,543,832)	(20,185,318)
Financial derivatives — liabilities	(27,618)	(918,238)

Total derivative adjustment (paragraph I p)	13,045,568	18,329,221
Effects of minority interest (paragraph I t)	135,386	141,537
Deferred tax effects (paragraph I c)	(2,222,441)	(3,007,053)

Net effect of adjustment	10,958,513	15,463,705

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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
Until December 31, 2005 the Company’s Argentine generation entities had access to the Brazilian energy market through an interconnection system between those two countries. Due to action taken by Argentine Regulation Authorities, the exportations of energy from Argentina to Brazil were limited, resulting in a default of most energy supply contracts the Company had entered into. However, during 2006 the Brazilian regulator issued a statement that allowed these interconnection contracts to reduce their amounts of power and energy to be delivered, and to accelerate their maturity date to December 2007. As a result of action taken by Argentine and Brazilian regulation authorities, the contracts the Argentine subsidiaries had entered into, ceased to exist as of the December 31, 2006.
Embedded Derivative Contracts
The Company enters into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2005, 2006 and 2007 corresponded to foreign currency and indexation features embedded in leases, service type contracts and notes payable.
Net Investment Hedges
The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, The Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. Accounting classification for such operations is the same under Chilean GAAP and under US GAAP. The changes in the cumulative translation adjustment are shown net of foreign currency gains or losses of debt designated as hedges for foreign net investments. Gains, (losses) related to debt designated as hedges of Ch$ 105.4 billion, Ch$ (14.5) billion and Ch$ 112.7 billion were included in the cumulative translation adjustment for the years ended December 31, 2005, 2006 and 2007, respectively
The Company also uses short duration forward foreign currency contracts, swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
“Derivative instruments”
The use of derivative instruments is one of the Company’s tools to mitigate these risks. Hedging strategies applicable according to the terms established by our Board of Directors are as follows:
(a)	Exchange rate risk hedging policy
The exchange rate risk hedging policy for the Endesa Chile Group is based on cash flow. Its objective is to balance foreign currency indexed flows and the assets and liability structure in such currency. In order to mitigate the exchange rate risk, the company has entered into financial derivative contracts, such as cross currency swaps (“CCS”) and currency forwards, which have reduced the impact of fluctuations of the exchange rate applicable to assets and liabilities subject to foreign currency volatility.
(b)	Interest rate risk hedging policy
The interest rate risk hedging policy for the Endesa Chile Group is based on maintaining a significant level of debt not subject to interest rate variations. We have set the desired level of fixed interest rate debt (which includes both variable rate instruments that have been swapped to fixed rate, as well as variable rate instruments with a hedging option which limits the interest variability around a desired minimum and maximum band) at approximately 75% of total debt. When the level of variable debt increases significantly above a 25% threshold, the Company uses derivative instruments, typically interest rate swaps and interest rate collars, as a tool to remain close to the desired level of maximum unhedged variable debt.
As a result of the foregoing hedging policies, the Company uses cash flow hedges primarily. The exchange and interest rate hedging policies convert variable cash flows into fixed cash flows. As of December 31, 2007, the maximum amount of time over which future cash flows are hedged is 5 years approximately, which corresponds to a interest rate swaps with a notional value of US$ 84,1 million and a negative fair value of US$ 1,4 million.
Under US GAAP, for the years ended December 31, 2005, 2006 and 2007, the derivative portfolio for the Endesa Chile Group is the following:

			Year ended December 31,
			(in thousands of Ch$)
			2005		2006		2007
Accounting	Risk	Derivative	Notional	Fair	Notional	Fair	Notional	Fair
Classification	Hedged	Instrument	Value	Value	Value	Value	Value	Value
Cash Flow Hedge	Exchange	CCS	—	—	71,473,358	171,536	62,111,250	(3,875,742)
	Interest Rate	Collar	56,198,393	(168,595)	57,178,686	—	49,689,000	(695,646)
	Interest Rate	Swap	—	—	51,460,817	571,787	41,788,449	(695,646)
Investment	Exchange	CCS	28,099,196	(14,218,193)	—	—	—	—

		Total	84,297,589	(14,386,788)	180,112,861	743,323	153,588,699	(5,267,034)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
In order to allow hedge accounting classification under SFAS 133, it was necessary to fulfill strict documentation and effectiveness requirements. Hedge accounting cannot be applied to derivatives that do not satisfy documentation requirements, and accordingly, such operations are registered according to the general treatment of derivatives (“investment contracts”). As a result, fair value adjustments to investment contracts have a direct effect on the income statement. This is a significant difference when compared to Chilean GAAP, which is more flexible in its documentation requirements.
The Company performs tests on a quarterly basis in order to measure the effectiveness level of its accounting hedge, which may be either a cash flow or fair value hedge. Test results for 2005, 2006 and 2007 revealed that the ineffective portion of our hedging contracts were immaterial.
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

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(i)	The most significant reclassifications from other operating income under Chilean GAAP to operating income under US GAAP are presented as follow:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Other operating income under Chilean GAAP	36,493,470	32,185,253	17,916,307

Gain on sale of fixed assets	4,466,597	3,570,995	449,283
Reversal of contingency provision	1,164,232	9,335,150	878,818
Energy and power settlement	8,264,845	5,458,821	6,460,185
Indemnities and commissions	2,015,507	8,572,200	2,152,944
Recovery of expenses and clients’ portfolio	3,682,375	943,260	2,371,522
Gains on service and other contracts	846,397	585,843	212,788

Total reclassifications	20,439,953	28,466,269	12,525,540

Total other operating income as classified under US GAAP but calculated in accordance with Chilean GAAP	16,053,517	3,718,984	5,390,767

(ii)	The most significant reclassifications from other operating expenses under Chilean GAAP to operating expenses under US GAAP are presented as follow:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Other operating expenses under Chilean GAAP	58,760,333	46,791,732	85,250,850

Loss on sale of fixed assets	428,712	186,442	70,319
Retirement benefits and severance indemnities	931,913	1,153,881	780,756
Board of directors compensation	250,748	258,793	271,434
Contingencies and litigation	17,541,387	8,823,290	12,128,496
Energy and power settlement	9,329,382	7,052,490	8,503,789
Costs of sales of materials and fixed assets	244,979	599,107	—

Total reclassifications	28,727,121	18,074,003	21,754,794

Total other operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP	30,033,212	28,717,729	63,496,056

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(iii)	The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Sales	1,231,472,764	1,436,067,876	1,726,963,925
Costs of sales	(730,300,570)	(836,165,783)	(1,093,500,021)
Administrative and selling expenses	(71,029,320)	(59,841,916)	(58,320,502)
Other operating income	20,439,953	28,466,269	12,525,540

Operating income	450,582,827	568,526,446	587,668,942

Non-operating income and expenses, net	(156,951,143)	(178,531,902)	(193,819,704)
Income taxes	(109,373,990)	(149,192,228)	(117,302,510)
Minority interest	(57,855,411)	(63,259,825)	(61,666,706)
Equity participation in income of related companies, net	(16,444,205)	50,031,541	(33,437,722)

Income from continuing operations before cumulative effect of change in accounting principle	109,958,078	227,574,032	181,442,300

Net income	109,958,078	227,574,032	181,442,300

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	(16,593,126)	3,231,768	(14,945,898)
Cumulative translation adjustment	15,635,734	(3,128,220)	10,897,348
Amortization of FAS 158 adjustment Endesa Brasil	—	—	(650,735)
Fair value change in hedging instruments	(147,876)	(22,922)	(895,316)

Comprehensive income	108,852,810	227,654,658	175,847,699

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
(iv)
Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under US GAAP. Debt discounts are included in other assets in Chilean GAAP while the discount would be offset against the debt under US GAAP. The amounts receivable and payable related to financial derivatives have been recorded in the balance sheet at their gross amounts, whereas, these amounts would have been recorded at their net amounts by financial institution under US GAAP, provided the contracts have net settlement provisions. Negative goodwill would be presented as a deduction to property, plant, and equipment instead of a separate line-item in other assets. Goodwill related to investments accounted for under the equity method under US GAAP would be shown as part of investments in related companies, rather than being recorded under goodwill under Chilean GAAP. Until December 31, 2006, investments in subsidiaries in the development stage would be consolidated under US GAAP, as opposed to being presented as equity method investees, under Chilean GAAP (see also Note 3).

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Current assets	449,280,959	673,638,325
Property, plant, and equipment	6,924,911,386	6,720,441,556
Accumulated depreciation of property, plant and equipment	(2,851,748,156)	(2,869,938,016)

Property, plant, and equipment, net	4,073,163,230	3,850,503,540

Goodwill, net	39,977,360	35,388,832

Other assets	802,463,367	567,015,965

Total assets	5,364,884,916	5,126,546,662

Current liabilities	532,221,971	733,064,885
Long-term liabilities	2,367,599,177	2,047,131,737
Minority interest	914,224,624	749,511,772
Shareholders’ equity	1,550,839,144	1,596,838,268

Total liabilities and shareholders’ equity	5,364,884,916	5,126,546,662

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

k)	Employee Benefit Plans
Endesa Chile and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:
Severance indemnities
The provision for severance indemnities, included in the account “Accrued liabilities” short and long-term is calculated in accordance with the policy set forth in Note 2 (q), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 6.5% for the years ended December 31, 2005, 2006 and 2007, respectively, and an estimated average service period based on the years of services for the Company.
Benefits for Retired Personnel
Other benefits provided to certain retired personnel of Endesa Chile include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits. Descriptions of these benefits for retired personnel are as follows:
i)	Electrical rate service
This benefit is extended only to certain retired personnel of Endesa Chile. These electric rate subsidies result in the eligible retired employees paying a percentage of their total monthly electricity costs, with Endesa Chile paying the difference.
ii)	Medical benefits
This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Endesa Chile. This benefit expires at the time of death of the pensioner.
iii)	Supplementary pension benefits
Eligible employees are entitled to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires upon the death of the pensioner for the Endesa Chile employee, however, continues to cover the surviving-spouse in the case of employees of Endesa Chile (individual entity).
iv)	Worker’s compensation benefits
Employees that were entitled to Worker’s compensation insurance in prior years for work related accidents receive benefits from the Company as such insurance has expired. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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

	Pensions Benefits		Other Benefits
	Foreign		Chilean		Foreign
	2006	2007	2006	2007	2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Changes in benefit obligations
Obligations as of January 1	(18,661,369)	(19,620,129)	(10,371,267)	(10,832,882)	(2,002,078)	(1,832,134)
Foreign exchange effect	(1,111,303)	848,339	—	—	125,892	79,162
Net periodic expense	(2,053,395)	(1,633,782)	(1,644,516)	(1,480,715)	(135,221)	(28,375)
Benefits paid	2,205,938	2,123,243	1,182,901	2,391,563	179,273	169,678

Projected benefit obligation as of December 31	(19,620,129)	(18,282,329)	(10,832,882)	(9,922,034)	(1,832,134)	(1,611,669)

Funded Status of the Plans
Projected Benefit Obligation	(19,620,129)	(18,282,329)	(10,832,882)	(9,922,034)	(1,832,134)	(1,611,669)
Fair value of plan assets	—	—	—	—	—	—

Funded status	(19,620,129)	(18,282,329)	(10,832,882)	(9,922,034)	(1,832,134)	(1,611,669)

Unrecognized net loss

Net amount recognized	(19,620,129)	(18,282,329)	(10,832,882)	(9,922,034)	(1,832,134)	(1,611,669)

Accumulated benefit obligation	(19,620,129)	(18,282,329)	(10,832,882)	(9,922,034)	(1,832,134)	(1,611,669)

	Pension Benefits
	Foreign
	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Assumptions as of December 31
Weighted-average discount rate	11.20%	10.4%	9.8%
Weighted-average salary increase	6.10%	5.3%	4.8%
Weighted-average return on plan assets	—	—	—

Components of net periodic Benefits expenses
Service cost	(101,671)	(58,537)	(62,376)
Interest cost	(2,109,250)	(2,088,656)	(1,813,555)
Expected return on assets	—	—	—
Actuarial gain (loss)	(100,123)	93,798	242,149

Net periodic expenses	(2,311,044)	(2,053,395)	(1,633,782)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Other Benefits
	Chilean			Foreign
	2005	2006	2007	2005	2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Assumptions as of December 31
Weighted-average discount rate	6.50%	6.50%	6.50%	12.00%	10.40%	9.8%
Weighted-average salary increase	4.00%	3.50%	3.50%	6.90%	5.30%	4.8%

Components of net periodic Benefits expenses
Service cost	75,629	(133,431)	(7,436)	(13,575)	(5,155)	(5,354)
Interest cost	(548,632)	(887,240)	(306,026)	(418,416)	(199,816)	(173,704)
Expected return on assets	—	—	—	—	—	—
Actuarial gain (loss)	(1,379,264)	(623,845)	(1,167,253)	1,738,832	69,750	150,683

Net periodic expenses	(1,852,267)	(1,644,516)	(1,480,715)	1,306,841	(135,221)	(28,375)

The following is a schedule of the estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2007
ThCh$

2008	2,494,387
2009	2,944,506
2010	2,755,998
2011	2,450,091
2012	2,018,122
Thereafter	17,152,929

Total	29,816,033

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
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
The following represents accumulated other comprehensive income balances as of December 31, 2005, 2006 and 2007 (in thousands of constant Chilean pesos as of December 31, 2007).

2005
	Foreign	Chilean GAAP		Fair value
	currency	cumulative	Effect of US	change of
	translation	translation	GAAP	financial
	adjustment	adjustment	adjustments on	instruments	Accumulated
	related to	related to	cumulative	used in	Other
	Chilean	foreign	translation	cash-flow	Comprehensive
	entities	subsidiaries	adjustment	hedges	(Loss)
Beginning balance	(21,452,965)	(22,249,573)	28,725,905	—	(14,976,633)
Credit (charge) for the period	(16,593,126)	(10,136,079)	25,771,813	(147,876)	(1,105,268)

Ending balance	(38,046,091)	(32,385,652)	54,497,718	(147,876)	(16,081,901)

2006
	Foreign	Chilean GAAP			Fair value
	currency	cumulative	Effect of US		change of
	translation	translation	GAAP	Application	financial	Accumulated
	adjustment	adjustment	adjustments on	of FAS 158	instruments	Other
	related to	related to	cumulative	Endesa Brasil	used in	Comprehensive
	Chilean	foreign	translation	(See note	cash-flow	Income
	entities	subsidiaries	adjustment	32 I f)	hedges	(Loss)
Beginning balance	(38,046,091)	(32,385,652)	54,497,718	—	(147,876)	(16,081,901)
Credit (charge) for the period	3,231,768	1,815,523	(4,943,743)	3,083,974	(22,922)	3,164,600

Ending balance	(34,814,323)	(30,570,129)	49,553,975	3,083,974	(170,798)	(12,917,301)

2007
	Foreign	Chilean GAAP			Fair value
	currency	cumulative	Effect of US		change of
	translation	translation	GAAP		financial	Accumulated
	adjustment	adjustment	adjustments on	FAS 158	instruments	Other
	related to	related to	cumulative	Endesa Brasil	used in	Comprehensive
	Chilean	foreign	translation	(See note	cash-flow	Income
	entities	subsidiaries	adjustment	32 I f)	hedges	(Loss)
Beginning balance	(34,814,323)	(30,570,129)	49,553,975	3,083,974	(170,798)	(12,917,301)
Credit (charge) for the period	(14,945,898)	(12,842,584)	23,762,854	(650,735)	(895,316)	(5,571,679)

Ending balance	(49,760,221)	(43,412,713)	73,316,829	2,433,239	(1,066,114)	(18,488,980)

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

m)	Intangible assets
The Company’s intangible assets were ThCh$ 27,585,462 and ThCh$ 25,257,477 and the related accumulated amortization was ThCh$ (9,616,732) and ThCh$ (9,895,864) as of December 31, 2006 and 2007, respectively. All of the Company’s intangible assets are subject to amortization and there is no difference between Chilean and US GAAP in their carrying amount or amortization method. The Company expects to amortize approximately ThCh$ 939,831, ThCh$ 924,130, ThCh$ 904,264, ThCh$ 849,944 and ThCh$ 831,640 of intangible assets in 2008, 2009, 2010, 2011 and 2012, respectively.
As acquisitions and disposals, as well as fluctuations of exchange rates occur in the future, actual amounts to be recorded as amortization in future years may vary.
n)	Investments in related companies
The following tables show combined summarized financial information prepared in accordance with Chilean GAAP of the related companies accounted for using the equity method for the purpose of complying with disclosure requirement for significant equity investees pursuant to Rule S-X 4.08 (g). All amounts are in thousands of constant Chilean pesos of December 31, 2006 purchasing power.

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Current assets	663,589,338	830,816,480	1,067,461,864
Non-current assets	2,820,294,877	2,986,634,314	3,063,009,328

Total assets	3,483,884,215	3,817,450,794	4,130,471,192

Current liabilities	715,793,443	761,029,375	1,012,686,896
Non-current liabilities	1,104,340,743	1,728,133,139	1,697,249,247

Total liabilities	1,820,134,186	2,489,162,514	2,709,936,143

Net sales	376,982,897	1,455,289,830	1,631,673,481

Gross profit	114,584,166	402,612,624	147,883,953

Net income	67,404,121	111,375,353	109,292,626

Endesa Chile’s participation in net income	29,434,697	45,249,373	38,450,339

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

o)	Restrictions which limit the payment of dividends by the registrant
As stated in Note 26, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. Furthermore, the Company’s subsidiaries domiciled in Peru and Colombia are subject to legal equity reserve requirements pursuant to local law. The amounts of Endesa Chile’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2007 are as follows:

Proportionate Share
of Restricted Net
Subsidiary	Assets
ThCh$

Pangue	41,180,301
Edegel S.A.	56,694,853
El Chocón	71,093,965

Total	168,969,119

The amount of consolidated retained earnings which represents undistributed earnings of investees accounted for under the equity method as of December 31, 2007 is ThCh$ 49,589,663.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

p)	Capital lease obligations
Minimum lease obligations for capital lease are presented net of interest expense, and as of December 31 are summarized as follows:

	Year ended December 31,
	2006	2007
	ThCh$	ThCh$

Short-term:
Lease obligations	16,491,226	10,929,406
Less: interest expense	(10,253,751)	(3,947,938)

Net short-term lease obligations	6,237,475	6,981,468

Long-term:
Lease obligations	132,415,674	72,782,298
Less interest expense	(43,679,563)	(16,842,559)

Net long-term lease obligations	88,736,111	55,939,739

Weighted-average interest rate	8.47%	7.00%
Future payments under capital leases (including interest) are summarized as follows:

Year ended
December 31,
2007
ThCh$

2008	10,929,406
2009	9,038,780
2010	10,375,995
2011	8,736,160
2012	21,217,481
2013 and thereafter	23,413,882

Total	83,711,704

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

q)	Available for sale securities
Under US GAAP, the company classifies marketable securities as available-for-sale securities
Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2005, 2006 and 2007 are as follows:

		Gross
		unrealized	Fair
	Cost	gains	value
	ThCh$	ThCh$	ThCh$

Securities available-for-sale at December 31, 2005	2,051,639	—	2,051,639
Securities available-for-sale at December 31, 2006	5,614,355	—	5,614,355
Securities available-for-sale at December 31, 2007	10,299,039	—	10,299,039
Information on sales of available-for-sale securities during the three years in the period ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Proceeds from sales	774,406	2,051,639	5,614,355
As of December 2005, 2006 and 2007, the Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

r)	Recent accounting pronouncements
Fair Value Measurement
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 which standardizes the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and financial liabilities and November 15, 2008 for non-financial assets and non-financial-liabilities and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 157.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities”. SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159.
Business Combinations
In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141 (R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.SFAS No. 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141(R).

Endesa Chile and Subsidiaries
Notes to the Audited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish-See Note 2 (a)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007, except as stated)
32.	Differences between Chilean and United States Generally Accepted Accounting Principles, continued:
Noncontrolling Interest in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS No. 160, “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.
Derivative Instruments and Hedging Activities
In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.
Adoption of IFRS in Chile
On August 28, 2007, the SVS issued an official announcement ruling the adoption of International Financial Reporting Standards (IFRS) in Chile, starting on January 1, 2009. The Company will have to adopt IFRS as of this date. According to the convergence plan defined by the Company, it is currently evaluating the impacts that the application of IFRS will have on the financial statements.

EXHIBIT INDEX

Exhibit	Description
1.1	Bylaws (Estatutos) of Empress Nacional de Electricidad S.A., as amended.*
8.1	List of Subsidiaries as of December 31, 2007.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Endesa Chile Form 20-F for the year ended December 31, 2006.
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Endesa.