Form 20-F/A
period 2007-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2008-06-11
CIK 926864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1

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
☐ Yes       ☑ No

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2007 is filed solely for the purpose of incorporating the conformed signature page, which was omitted from the Form 20-F filed by Empresa Nacional de Electricidad S.A. on June 6, 2008. This Amendment consists of this explanatory note as well as the conformed signature page. It does not amend, delete or update any other part of the Form 20-F.

SIGNATURES
The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Rafael Mateo A.

Name:	Rafael Mateo A.
Title:	Chief Executive Officer
Date: June 11, 2008.