Form 20-F
period 2008-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2009-06-08
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$ 400,000,000	8.500%	Notes due 2009
$ 400,000,000	8.350%	Notes due 2013
$ 200,000,000	8.625%	Notes due 2015
$ 205,881,000	7.875%	Notes due 2027
$ 220,000,000	7.325%	Notes due 2037
$ 40,416,000	8.125%	Notes due 2097
(Title of Class)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Endesa Chile’s Simplified Organizational Structure (1)

As of December 31, 2008

(1):	Only principal operating subsidiaries are presented here. Percentage ownership includes Endesa Chile’s direct and indirect equity interest.

GLOSSARY

Acciona, S.A.	Acciona, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain as of December 31, 2008.

ADR	American Depositary Receipt	Receipt evidencing a variable number of ADSs.

ADS	American Depositary Share	One ADS represents 30 common shares of the Company.

AESGener or Gener	AES Gener S.A.	Chilean generation company that competes with us in Chile, Argentina, Brazil and Colombia.

AFP	Administradora de Fondos de Pensiones	Chilean pension fund.

Ampla	Ampla Energía e Servicos S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Colombian subsidiary which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Bureau Veritas	Bureau Veritas	International independent certification company.

Cachoeira Dourada	Centrais Eléctricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Cammesa	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. Cammesa’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CELTA	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates in the SING with thermal plants.

CEMSA	Compañía de Energía del Mercosur S.A.	Argentine energy trading company, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis, that operates mainly in Bogotá.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Brasil’s transmission subsidiary with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires larger metropolitan area, a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company, a subsidiary of Endesa Chile, with two hydroelectric plants, El Chocón and Arroyito, in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of our parent company, Enersis, created in 2005.

Endesa Chile	Empresa Nacional de Electricidad S.A.

Our company, a publicly held limited liability stock company incorporated under the laws of the Republic of Chile, with operations in Chile, Argentina, Colombia and Peru and an equity interest in Brazil, and 12,906 MW of consolidated installed capacity. Registrant of this Report.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Fortaleza	Central Geradora Termelétrica Endesa Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Latinoamérica	Endesa Latinoamérica S.A.	Formerly Endesa Internacional, a subsidiary of Endesa Spain and the direct controller of our parent company, Enersis.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% equity interest in Enersis.

Enel	Enel S.p.A	Italian power company, with a controlling-ownership of Endesa Spain.

Enersis	Enersis S.A.	Chilean company with a 60.0% controlling stake in Endesa Chile.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority of the energy sector.

Foninvemem	Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in the gas transportation and electricity generation in the north of Chile, an affiliate of Endesa Chile.

GNLQ	Gas Natural Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile), in which LNG will be unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	Accounting standards that the company adopted on January 1, 2009.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Ministry of Mines and Energy of Brazil.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétricos	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed peso denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Valued added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (“Endesa Chile” or “the Company”) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2008.

We are a Chilean company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.  As of the date of this Report, our direct controlling entity, ENERSIS S.A. (“Enersis”), owns a 60.0% stake in our company.  ENDESA, S.A. (“Endesa Spain”), in turn, holds a 60.6% beneficial interest in Enersis.

Financial Information

In this Report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” are to United States dollars; references to “pesos” or “Ch$” are to Chilean pesos; the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,”  or “reais” are to Brazilian reals, the legal currency of Brazil; references to “soles” are to Peruvian soles, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Unidades de Fomento.

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2008, UF 1 was equivalent to Ch$ 21,452.57.  The dollar equivalent of UF 1 was $ 33.71 at December 31, 2008, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank,” or the “Central Bank”) as of December 31, 2008 of Ch$ 636.45 per $ 1.00.  As of May 29, 2009, UF 1 was equivalent to Ch$ 20,992.00.  The dollar equivalent of UF 1 was $ 37.45 for May 29, 2009, using the Observed Exchange Rate reported by the Central Bank of Ch$ 560.58 per $ 1.00.

Our audited consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this Report are presented in constant pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS.  Data expressed in pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2008 are expressed in constant pesos as of December 31, 2008.  See Note 2 to our audited consolidated financial statements included herein.  For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index, or “Chilean CPI”).  The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”).  For example, the inflation adjustment applicable for the 2008 calendar year is the percentage change between the November 2007 Chilean CPI and the November 2008 Chilean CPI, which was 8.9%.  On the other hand, economic inflation for 2008 is based on the CPI change between December 31, 2007 and 2008, which amounted to 7.1% and was lower than the figure used in accordance with accounting norms.  Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  See Note 36 to our audited consolidated financial statements contained elsewhere in this Report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP stockholders’ equity and net income as of and for each of the three years in the three-year period ended December 31, 2008.

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

As of December 31, 2008, we consolidated all our Chilean subsidiaries, primarily, Compañía Eléctrica Tarapacá S.A. (“Celta”), Empresa Eléctrica Pangue S.A. (“Pangue”), Empresa Eléctrica Pehuenche S.A. (“Pehuenche”), Compañía Eléctrica San Isidro S.A. (“San Isidro”).  In Argentina, we consolidated Central Hidroeléctrica El Chocón S.A. (“El Chocón”), and Endesa Costanera S.A. (“Endesa Costanera”).  In Colombia, we consolidated the generation company Emgesa S.A. E.S.P., (“Emgesa”) which is controlled pursuant to a shareholders’ agreement.  We also consolidated the generation company Edegel S.A.A. (“Edegel”), in Peru.

For the convenience of the reader, this Report contains translations of certain peso amounts into dollars at specified rates.  Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” at December 31, 2008.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Technical Terms

References to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts.  Unless otherwise indicated, statistics provided in this Report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities.  One GW = 1,000 MW, and one MW = 1,000 kW.  Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours, except for 2008, a leap year, based on 8,784 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by us from our generators.

Energy losses in transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy purchased and generated (that excludes own energy consumption and losses of the power plant), within a given period.

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Endesa Chile and its subsidiaries or affiliates.  In circumstances where we do not directly own an interest in a subsidiary or affiliate, our economic interest in such subsidiary or affiliate is calculated by multiplying the percentage beneficial interest in a directly held subsidiary or affiliate by the percentage beneficial interest of any entity in the chain of ownership of such subsidiary or affiliate.  For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an affiliate, our economic beneficial interest in such related company would be 24%.

Forward-Looking Statements

This Report contains statements that are or may constitute forward-looking statements.  These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including, but not limited to, any statements concerning:

•                  our capital investment program;

•                  trends affecting our financial condition or results from operations;

•                  our dividend policy;

•                  the future impact of competition and regulation;

•                  political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•                  any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•                  other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

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

You should not place undue reliance on such statements, which speak only as of the date that they were made.  Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected financial data.

The following summary of consolidated selected financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, included in this Report.  Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the SVS, which differ in certain important respects from U.S. GAAP.  Note 36 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP, and reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods indicated therein.  Financial data as of and for each of the years in the five-year period ended December 31, 2008 in the following table have been restated in constant pesos as of December 31, 2008.

In general, amounts are in millions except for ratios, operating data, shares and ADS data.  For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2008, are converted at the Observed Exchange Rate for December 31, 2008 of Ch$ 636.45 per $ 1.00.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “Item 3. Key Information A. Selected Financial Data Exchange Rates” below.

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

The information detailed in the following table includes the effect of certain accounting changes for the five years ended and as of December 31, 2008, which affect the comparability presented below.  For information on changes in accounting policies see Note 3 to our consolidated financial statements.

	As of or for the year ended December 31, (in constant millions of Ch$)
	2004	2005	2006	2007	2008	2008
	Ch$	Ch$	Ch$	Ch$	Ch$	(millions of $) (1)
Chilean GAAP:
Revenues from operations	1,277,545	1,341,074	1,563,878	1,880,664	2,491,589	3,915
Cost of operations	(778,395)	(823,483)	(927,786)	(1,218,649)	(1,549,013)	(2,434)
Administrative and selling expenses	(42,613)	(46,068)	(46,066)	(40,381)	(49,215)	(77)
Operating income	456,537	471,523	590,026	621,634	893,360	1,404
Equity in income (losses) of related companies, net	23,757	16,203	49,526	(11,383)	113,657	179
Goodwill amortization	(1,812)	(1,631)	(1,103)	(991)	(1,185)	(2)
Interest expense, net	(219,772)	(194,935)	(183,743)	(167,983)	(166,169)	(261)
Price-level restatement and foreign currency translation, net	28,258	19,368	5,960	27,733	(30,138)	(47)

	As of or for the year ended December 31, (in constant millions of Ch$)
	2004	2005	2006	2007	2008	2008
	Ch$	Ch$	Ch$	Ch$	Ch$	(millions of $) (1)
Other non-operating expense, net	(34,694)	(24,248)	(15,906)	(73,327)	(861)	(1)
Income before income taxes, minority interest and negative goodwill amortization	252,274	286,280	444,760	395,683	808,664	1,271
Income taxes	(115,582)	(109,806)	(153,048)	(123,507)	(191,557)	(301)
Extraordinary loss	—	—	—	—	—	—
Minority interest	(52,952)	(62,656)	(77,088)	(67,381)	(180,686)	(284)
Amortization of negative goodwill	19,919	18,282	7,061	4,772	6,172	10
Net income	103,659	132,100	221,685	209,566	442,592	695
Net income per share in Ch$/$	12.63	16.11	27.03	25.55	53.96	0.08
Net income per ADS in Ch$/$ (2)	379.03	483.27	810.87	766.54	1.618.89	2.54
U.S. GAAP :
Revenues from operations	1,277,545	1,341,074	1,563,878	1,880,664	2,491,589	3,915
Operating income	479,904	490,685	619,125	639,972	796,498	1,251
Equity in income of related companies, net	23,757	(17,908)	54,484	(36,414)	131,775	207
Income taxes	(188,383)	(119,108)	(162,471)	(127,743)	(162,454)	(255)
Net income (loss) from continuing operations	78,612	119,744	247,828	197,590	394,902	620
Cumulative effect of changes in accounting principles, net of tax and minority interest	1,493	—	—	—	—	—
Net income	80,105	119,744	247,828	197,590	394,902	620
Income from continuing operations per share in Ch$/$	9.59	14.60	30.21	24.09	48,15	0.08
Cumulative effect of changes in accounting principles	0.17	—	—	—	—	—
Net income per share in Ch$/$	9.77	14.60	30.21	24.09	48.15	0.08
Net income per ADS in Ch$/$ (2)	287.71	438.13	875.20	722.66	1,444.45	2.27

	As of or for the year ended December 31, (in constant millions of Ch$)
	2004	2005	2006	2007	2008	2008
	Ch$	Ch$	Ch$	Ch$	Ch$	(millions of $) (1)
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	6,578,671	5,820,837	6,184,246	5,866,855	7,142,356	11,222
Long-term liabilities	2,711,321	2,114,296	2,448,228	2,092,644	2,364,004	3,714
Minority interest	1,394,737	1,115,214	1,093,783	965,815	1,192,717	1,874
Total Shareholders’ equity	1,940,941	1,961,098	2,098,600	2,051,923	2,364,524	3,715
Capital stock	1,331,714	1,331,714	1,331,714	1,331,714	1,331,714	2,092
U.S. GAAP:
Total assets	6,177,650	5,491,703	5,842,360	5,582,810	6,919,873	10,873
Long-term liabilities	2,856,971	2,273,211	2,578,315	2,229,327	2,670,071	4,195
Minority interest	1,286,583	1,023,011	995,591	816,219	1,035,930	1,628
Total Shareholders’ equity	1,475,718	1,531,175	1,688,864	1,738,957	1,905,724	2,994
Capital stock	1,331,714	1,331,714	1,331,714	1,331,714	1,331,714	2,092
Other Consolidated Financial Data
Chilean GAAP:
Capital expenditures (5)	118,934	70,191	198,929	225,455	290,179	456
Depreciation and amortization	194,916	188,350	200,374	207,699	247,351	394
Cash dividends per share in Ch$/$ (3)	5.11	6.98	3.01	14.19	16.19	0.027
Cash dividends per ADS in $ (2)(3)(4)	0.00	0.00	0.16	0.86	0.76
Weighted average outstanding (million)
Number of shares	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS	14	14	14	14	14	14

(1)          Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$ 636.45 per dollar, the Observed Exchange Rate as of December 31, 2008.

(2)          Per ADS amounts in constant pesos are determined by multiplying per share amounts by 30 (1 ADS = 30 Shares).  Per share amounts in $ are determined by dividing per ADS amounts by 30.

(3)          This chart details dividends payable in any given year, and not necessarily paid that same year.  The 2007 dividend was paid in April 2008.  The final dividend for 2008 was paid after the stockholders meeting held on April 15, 2009.

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

The Ley Orgánica del Banco Central de Chile 18,840 (the “Central Bank Act”) provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal

(the “Formal Exchange Market”), a market formed by banks and other entities and explicitly authorized by the Central Bank.  Purchases and sales of foreign currency which can take place outside of the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile.  Free market forces drive both the Formal and Informal Exchange Markets.  Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.  The Central Bank publishes daily the dólar observado (the “Observed Exchange Rate”), which is computed by taking the weighted average of the previous day’s transactions in the Formal Exchange Market.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  On December 31, 2008, the Informal Exchange Rate was Ch$ 638.50, or 0.32% higher than the published Observed Exchange Rate of Ch$ 636.45 per $ 1.00.  On May 31, 2009, the informal exchange rate was Ch$ 561.45 per $ 1.00, 0.16% higher than the Observed Exchange Rate corresponding to such date, of Ch$ 560.58 per $ 1.00.  Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2008.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate (1) (Ch$ per $)
	Low	High	Average (2)	Period- end
Year
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45
Last six months
2008
December	625.59	674.83	—	636.45
2009
January	610.09	643.87	—	617.10
February	583.32	623.87	—	599.04
March	572.39	614.85	—	583.26
April	575.12	601.04	—	580.10
May	558.95	580.10	—	560.58

Source: Chilean Central Bank.

(1)          Reflects pesos at historical values.

(2)          The average of the exchange rates on the last day of each month during the period.  This is not applicable to monthly data.

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.            Risk factors.

Risks Relating to Our Operations in Every Country in Which We Operate

South American economic fluctuations are likely to affect our results from operations.

All of our operations are located in South America.  In 2008, we generated 44% of our consolidated operating revenues and 38% of our consolidated operating income outside Chile.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging countries.  Although economic conditions are different in each country, investor reaction to developments in one country may have a significant effect on the securities of issuers in other countries, including Chile.  Chilean financial and securities markets may be affected adversely by events in other countries and such effects may affect the value of our securities.  Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru.  Generation and distribution of cash from subsidiaries in these countries have proven to be volatile.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may affect our business adversely.

Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru.  These governmental actions were intended to control inflation and affect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls, for example, this was the case in Argentina in 2001.  In 2008, the Argentine government nationalized the private sector pension funds.  Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances.  If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to become less profitable, and our results of operations may be affected adversely.

The worldwide financial crisis will have a significant adverse effect on our access to bank loans and, to a lesser degree, the capital markets, and a prolonged recession is likely to affect our results of operations.

The worldwide credit crisis and its disruptive effect on the financial industry is likely to have an adverse impact on our ability to obtain new bank loans under the terms and conditions that have been available to us until now.

Our ability to tap the capital markets in the five countries where we operate, as well as the international capital markets for other sources of liquidity, may also be diminished during the crisis, or such financing may be available only at interest levels higher than those we have experienced until now, leading to an increase in interest expense and reduced cash flows.   Reduced liquidity could, in turn, affect our capital expenditures, our long-term investments and acquisitions, our growth prospects, as well as our dividend payout policy.

In addition, to the extent that the five countries in which we operate experience a prolonged recession, it is likely that our customers will demand less electricity than in the past, which could affect our results of operations and financial condition adversely.  Furthermore, some of our customers may experience difficulties in paying their electricity bills, and an increase in uncollectible accounts would also affect our results adversely.

We are subject to refinancing risk and to debt covenants that could affect our liquidity.

As of December 31, 2008, on a consolidated basis, we had $ 1,051 million of indebtedness maturing in 2009 (including a put option amounting to $ 220 million exercised by holders of certain Yankee Bonds on February 1, 2009 for $ 149 million):

•                  $ 391 million in 2010,

•                  $ 546 million in 2011,

•                  $ 267 million in 2012,

•                  $ 481 million in 2013, and

•                  $ 1,606 million maturing thereafter.

The same $ 1,051 million indebtedness, on a country by country basis, is as follows:

•                  $ 110 million in Argentina;

•                  $ 192 million in Colombia;

•                  $ 116 million in Peru; and

•                  $ 633 million in Chile.

Our debt agreements are subject to certain fairly standard debt to EBITDA and debt to equity financial covenant ratios, among others.  They also contain common affirmative and negative covenants, as well as events of default, and in some cases, mandatory prepayment events.

A substantial portion of our indebtedness contains cross-payment default provisions.  In the case of our Yankee Bond indentures, the cross-payment default may be potentially triggered by a default in any amount on our debt or on that of any of our subsidiaries, as long as the principal on the debt giving rise to the cross-payment default exceeds $ 30 million.  For our syndicated bank credit agreements under the laws of the State of New York, the materiality threshold for the principal on the debt potentially giving rise to the cross-payment default increases to $ 50 million, and there is an additional clause requiring that at least $ 50 million must be in default as well.  Furthermore, the bank debt facilities do not apply to all subsidiaries, as is the case with the Yankee Bonds.  In Yankee indentures and the syndicated loan contracts, the cross default is not automatic; instead, a certain minimum quorum of debt holders need to formally request acceleration.  Our local Chilean bonds, denominated in UF, on the other hand, have cross default clauses with much higher materiality thresholds than the ones detailed here.  Our non-Chilean risk debt facilities normally carry relatively low cross default materiality thresholds, in line with market practice in those countries.   In the event that any of our cross-default provisions is triggered and our existing creditors demand immediate repayment, a significant portion of our indebtedness, could become due and payable.  For more information on some of these covenants and certain relevant provisions for these credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

As of the date of this Report, Argentina is the country with the greatest refinancing risk.  As of December 31, 2008, the third-party financial debt of our Argentine subsidiaries (Endesa Costanera and El Chocón) was $ 314 million.  As a matter of policy for all of our Argentine subsidiaries, as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over most of our outstanding debt.  If our creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms otherwise acceptable to us.

Since our business depends heavily on hydrological conditions, drought conditions may affect our profitability.

Approximately 62% of our consolidated installed generation capacity is hydroelectric.  Accordingly, extreme hydrological conditions affect our business and may have a substantial influence over our results.

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

Our generation subsidiaries have a commercial policy in order to limit the potential impact of interruptions to our ability to supply electricity to our customers, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages.  Pursuant to this policy, a level of contracts is determined for each generation company by reducing the hydrological risk to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions and its related costs to the customers.  Notwithstanding this risk-reduction policy, a prolonged drought will adversely affect our results.

Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate and these regulations may adversely affect our profitability.  In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.  For instance, in 2005 there was a change in Water Rights Law in Chile that requires us to pay for all the unused water rights.

The Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  The “cost of failure” is determined semiannually by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.

Similarly, if material rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the other countries in which we operate, our business, financial condition and results of operations may be affected adversely in a material way.  Rationing periods may occur in the future and, consequently, our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Regulatory authorities may impose fines on our subsidiaries.

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure.  Such fines may range from 1 Unidad Tributaria Mensual, or $ 59, to 10,000 Unidades Tributarias Anuales, or $ 7.1 million, in each case using the UTM, UTA and foreign exchange rate for December 31, 2008.  Any electricity company supervised by the Chilean Superintendence of Electricity and Fuels, or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company; for instance, when the coordination duty of the system agents is not fulfilled, even when it is not within the company’s control to prevent such failures

Our generation subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.

In 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, or $ 3.8 million, due to their failure to transmit energy in the Metropolitan Region in 2002.

In 2004, the SEF imposed fines on us in an aggregate amount of 2,030 UTA due to a blackout that occurred in the Metropolitan Region in 2003.  As a result of an administrative resolution, these fines have since been reduced to 1,610 UTA, or $ 1.1 million.

In 2005, the SEF imposed fines of 1,260 UTA, or $ 0.9 million, on us due to a blackout that occurred in the Metropolitan Region in 2003.

On February 17, 2009, the SEF imposed fines on Endesa Chile, Pehuenche and San Isidro for 200, 200 and 100 UTA, respectively, or $ 0.3 million in total, due to an agreement in the CDEC-SIC.

We are currently appealing all these fines, but these appeals may be unsuccessful.

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

Contractual Constraints.  Distribution restrictions in our subsidiaries’ contractual agreements include the following:  prohibitions against dividend distributions by many companies in the case of default, in Empresa Eléctrica Pangue S.A., or Pangue, one of our Chilean generation subsidiaries, if it is not in compliance with certain debt-to-equity ratio and debt coverage ratio (in each case, as defined in Pangue’s credit agreement that matures in January 2010); prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Endesa Costanera and El Chocón in Argentina, in each case in the case of default and if not in compliance with certain financial ratios.

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

Foreign exchange risks may adversely affect our results and the dollar value of dividends payable to ADS holders

The South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.

Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our revenues are linked to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar.

Because of this exposure the cash generated by our subsidiaries can be diminished materially when the local currencies devalue against the dollar.  Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures, may affect our financial condition and results from operations.  For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2008, using financial instead of accounting conventions, Endesa Chile’s total consolidated financial debt was $ 4,343 million (net of currency hedging instruments).  Of this amount $ 2,798 million, or 64%, was denominated in dollars and $ 658 million was denominated in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•                  $ 694 million in Colombian pesos,

•                  $ 149 million in soles, and,

•                  $ 45 million in Argentine pesos,

for an aggregate of $ 1,546 million in currencies other than dollars.

For the twelve-month period ended December 31, 2008, our operating revenues amounted to $ 3,915 million of which:

•                  $ 744 million, or 19%, was denominated in dollars,

•                  $ 1,916 million, or 49%, was linked in some way to the dollar, and

•                  $ 88 million were revenues in pesos.

In the aggregate, 68% of our revenues was either in dollars or tied to dollars through some form of indexation.  Revenues before consolidation adjustments in other currencies for the twelve-month period ended December 31, 2008, included the equivalent of $ 542 million in Colombian pesos, $ 5,555 million in Argentine pesos, and $ 70 million in soles.

Despite the fact that we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.

Furthermore, trading in the shares of our common stock underlying American Depositary Shares (ADSs) is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.

Construction of new facilities may be affected adversely by factors associated with these projects.

Factors that may adversely affect our ability to build new facilities include:  delays in obtaining regulatory approvals, including environmental permits; shortages or increase in the prices of equipment, materials or labor; opposition by local or international political, environmental and ethnic groups; strikes; adverse changes in the political and regulatory environment in the countries where we and our affiliates operate; adverse weather conditions; natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.

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

We are a party to a number of legal proceedings, some of which have been pending for several years.  Some of these claims may be resolved against us.  Our financial condition or results from operations could be adversely affected in a material way if certain of these material claims are resolved against us.  See Note 29 to our audited consolidated financial statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into.  Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity.  In addition, we have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depends on water levels in reservoirs, the market prices of commodities such as natural gas, oil, coal and other energy-related products, as well as the dollar exchange rate.  Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity.  Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity.  We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.  Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP.  For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

ENEL S.p.A. (“Enel”) holds majority control of ENDESA, S.A. (“Endesa Spain”) share capital; Enel and Acciona jointly held 92.06% of Endesa Spain, which currently owns 60.6% of Enersis’ share capital, and Enersis beneficially owns 60% of Endesa Chile’s outstanding capital stock (Enel, Endesa Spain and Enersis, collectively the “Controllers”).  The Controllers have the power to determine the outcome of most material matters that require shareholder vote, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  The Controllers also can exercise influence over our operations and business strategies.  Our Controllers’ interests may in some cases differ from those of our other shareholders.  The Controllers conduct their business in South America primarily through us and through entities not consolidated by us or in which we have no interest.

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

In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has impacted the short and medium-term availability of natural gas, both in Chile and in Argentina.  The low price has also induced Argentine customers to increase their demand.  A natural gas shortage has forced electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs.  Energy demand in Chile’s central region decreased by 0.9% in 2008 but it is expected to increase in the long term.  Increasing demand, combined with a low level of mid-term investment in the electricity sector, particularly exposes the Chilean electricity sector to the adverse effects of the Argentine natural gas crisis.  Since 2004, Chile has been affected by increasing restrictions in the supply of natural gas from Argentina despite the existence of long-term contracts.

Our combined cycle plant, San Isidro, and both units in Taltal operate with natural gas and diesel oil.  Our related company, GasAtacama, also operates with natural gas and diesel oil.  Each company has gas contracts with Argentine suppliers and has been affected adversely by restrictions of natural gas from Argentina.  The materiality of the impact in the future will depend on the level of natural gas restrictions, the contractual commitments of each company, and the availability of alternative sources such as LNG.  Currently a 9.6 million m3/d (2.5 mtpa) LNG regasification terminal is being developed in Chile and is expected by its promoters to start operations during the second half of 2009; however, no assurances can be given as to when the LNG plant will come on line, the level of its actual production, or whether it will have a material positive effect our operating costs. One of the promoters of this project is Endesa Chile. For additional information, please see “Item 4. Information on the Company — A History and Development of the Company — Investments, Capital Expenditures and Divestitures.”

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

Approximately 26% of the amount outstanding in our consolidated debt obligations has “change of control” contractual provisions.  As of December 31, 2008, $ 1,145 million of Endesa Chile’s consolidated indebtedness had some kind of “change of control” provision either in the form of a negative covenant, a mandatory prepayment or otherwise.  However, $ 378 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision, or (b) the change of control does not apply to Endesa Spain but to the other companies instead.

A total of $ 766 million Endesa Chile’s consolidated indebtedness has “change of control” provisions which specifically refer to Endesa Spain, directly or indirectly, as the controlling entity.

Approximately $ 450 million of Endesa Chile debt are to be found in revolving credit facilities governed by the laws of the State of New York.  Lenders on such facilities, on an individual basis, have rights to accelerate payment if Endesa Spain is no longer, directly or indirectly, in the chain of control, provided that the new controlling entity does not satisfy certain minimum risk rating standards, which vary among the different debt facilities.

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

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile.  In 2008, the Chilean economy grew by 3.2% compared to a 5.1% increase in 2007.  The latest Chilean Central Bank estimate for growth in 2009, however, is in the -0.75 — 0.25% range.  There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results of operations.  Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector.  In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

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

The Company’s contact information in Chile is:

Main office:	Santa Rosa 76, Santiago, Chile
Mailing Address:	C.P. 8330099, Santiago
Telephone:	(562) 630-9000
Fax:	(562) 635-3938

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19711
Telephone:	(1-302) 738-6680
Fax:	(1-302) 738-7210

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

•      we acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007 both subsidiaries were merged into Betania, which then changed its name back to Emgesa S.A. E.S.P.; as of December 2008 Endesa Chile’s equity interest in Emgesa was 26.87%.

•      we acquired Cachoeira Dourada in Brazil in September 1997.  Since October 2005, Cachoeira Dourada has been a subsidiary of Endesa Brasil.

Recent Developments

Since October 10, 2007, the Italian energy company, Enel, and the Spanish construction company, Acciona, jointly hold 92.1% of the share capital of Endesa Spain, which in turns owns 60.6% of Enersis.  Enersis owns 60% of Endesa Chile’s capital stock.

On February 20, 2009, Acciona and Enel announced that they had reached an agreement pursuant to which Acciona, directly and indirectly, will transfer to Enel Energy Europe S.r.L., a wholly-owned Enel subsidiary, a 25.0% equity interest in Endesa Spain.  The transfer is subject to approval by relevant authorities and various other conditions.  Assuming the conditions are satisfied, Enel Energy Europe S.r.L. will hold a 92.1% equity interest in Endesa Spain.

Under the agreement, Enel committed to pay Acciona € 11,107 million for the equity interest.  Additionally, Endesa Spain agreed to transfer to Acciona wind power and hydroelectric energy assets located in Spain and Portugal valued at € 2,890 million.  The transfer of shares and assets is expected to be completed by the end of August 2009.  The agreement between Enel and Acciona was filed with the Spanish CNMV (Comisión Nacional del Mercado de Valores) as an “essential fact” on February 20, 2009, and may be found on the CNMV web site (www.cnmv.es).

Investments, Capital Expenditures and Divestitures

Our capital expenditures and investments during 2008 included investments of Ch$ 305 billion ($ 479 million) primarily in Chile and Argentina and capital expenditure maintenance of Ch$ 90 billion ($ 141 million) in all our operating subsidiaries.  As of December 31, 2008 we expected to make capital expenditures of approximately Ch$ 2,463 billion ($ 3.9 billion) over the next five years.  Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financial structure and the financing will depend on the market conditions at the time the cash flows are needed.

In mid January 2008, two months ahead of schedule, the San Isidro II plant completed the combined cycle and achieved a total capacity of 353 MW.  Taking into account both the open and combined cycle stages, the project required a total investment of $ 233 million.  Once liquefied natural gas (LNG) is available in Chile, the plant will reach its full capacity of 377 MW, by July 2009.  The early start-up of this plant helped provide support for the complex energy supply situation experienced in Chile in early 2008 as a result of the Argentine natural gas crisis.

Endesa Chile began the operation of unit No.1 of the Taltal plant with 120 MW additional installed capacity due to its operation with diesel, since the unit that was originally designed to operate with Argentine natural gas.

On June 27, 2008, Endesa Eco started operating its Ojos de Agua passthrough hydroelectric plant, located close to the Cipreses power station, downstream from Lake La Invernada.  The investment cost of this 9 MW plant was $ 28 million.

Reinforcing Endesa Chile’s commitment to sustainability and non-conventional renewable energy (“NCRE”) development initiatives, following the commercial start-up in December 2007 of the Canela 18 MW wind farm, our subsidiary, Endesa Eco, acquired adjoining land and entered into a supply agreement for 40 wind-generators that will produce an additional 60 MW with Acciona Windpower, with an estimated investment of $ 150 million.  The environmental impact declaration (“EID”) received a favorable qualification resolution from the Corema, the regional environmental authority.  On December 10, civil works contract was awarded to the construction company Logro, a subsidiary of Sigdo Koppers.  We expect the wind farm should start operations in the last quarter of 2009.

As part of its strategy for ensuring reliable and diversified energy sources, the Company is actively taking part in the Chilean government-promoted initiative to diversify the energy matrix through the Quintero LNG project, with a 20% holding in the ownership of the re-gasification terminal, together with Enap, Metrogas and British Gas, as gas supplier.  Its estimated investment cost is approximately $ 1.1 billion and operations are scheduled to start in July 2009.

In August 2008, the Corema issued an environmental qualification resolution with the approval of the EID for the Quintero thermal-generation project, consisting of an open cycle to operate with diesel oil until LNG is available.  The plant will have a capacity of 250 MW and will be located alongside the Quintero regasification plant.  Endesa Chile awarded to General Electric the supply of two 125 MW turbines and, in January 2008, it awarded the EPC contract to Sigdo Koppers.  As of December 18, all the equipment for the project had already arrived at the site, thus enabling the beginning of assembly work.  The total investment cost in the Quintero project is estimated to be approximately $ 140 million and start-up is expected during the first half of 2009.

Construction works have continued on the Bocamina II coal-fired plant in the town of Coronel in Chile’s Eighth Region.  With a capacity of 370 MW, this plant will have the latest technologies for reducing emissions and is expected to commence operations in the second half of 2010.  The estimated investment is $ 700 million.

On April 16, 2008, the Maule regional environmental authority approved the environmental impact assessment of the Los Cóndores pass-through hydroelectric project, with a capacity of approximately 150 MW and an average annual generation of 560 GWh.  This plant will use the waters of Lake Maule and will be located to the east of the Cipreses and Isla power stations, in San Clemente, Talca.  The estimated investment is approximately $ 400 million and its start up is planned for the first quarter of 2013.  Construction work began in the first quarter of 2009.

The Colombian Ministry of Mines and Energy assigned Emgesa’s El Quimbo hydroelectric project to start providing energy by December 2014.  With an estimated investment of over $ 650 million, the project will have an installed capacity of 400 MW and will be built in Huila on the river Magdalena, upstream from the Betania plant.

In Peru, a turnkey contract was signed in January 2008 with Siemens Power Generation for the installation of a 188 MW turbine at the Santa Rosa plant, which will operate with gas from Camisea, a project that will require an investment of approximately $ 90 million and is planned to come into service by the end of 2009.  This project will increase Edegel’s installed capacity from 1,467 MW to 1,654 MW and enable it to keep up with fast-growing electricity demand in the Peruvian market.

In Argentina, Endesa Chile has been taking part since 2005 in the Foninvemem fund that is building two thermal plants of 800 MW each.  Endesa Chile will hold a 21% equity interest through Endesa Costanera and El Chocón.  At the end of 2008, 1,125 MW were operating in open cycle.  The project is expected to start operations in combined cycle during 2009.

The table below sets forth the capital expenditures made by our subsidiaries in 2008 and expected capital expenditures for the period 2009-2013:

CAPITAL EXPENDITURES OF ENDESA CHILE AND ITS SUBSIDIARIES

	(in millions of $) (1)
	2006	2007	2008	2009-2013
Chile	241.3	408.3	397.2	1,391.6
Argentina	28.3	34.9	48.3	245.2
Colombia	36.6	32.3	33.5	838.3
Peru	94.5	23.7	82.9	196.6
Total	400.7	499.3	561.9	2,671.7

(1)   Figures for 2006, 2007 and 2008 are in historical dollars. Figures for 2009-2013 are expressed in dollars at exchange rates projected in company’s estimates.

We have carried out some investments, divestitures and other reorganizations in the last five years in order to implement our strategy, including the following:

•      On April 18, 2005, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. (“ENIGESA”), created a new subsidiary Endesa Eco S.A.;

•      On May 24, 2005, the Board of Endesa Chile approved the constitution of the holding company in Brazil with the name of Endesa Brasil S.A., which received the contribution of existing assets in that country owned by Endesa Internacional, Endesa Chile, Enersis and Chilectra.  As of October 1, 2005, the total participation interest Endesa Chile held in Cachoeira Dourada, and in Companhia de Interconexao Energética S.A., “CIEN”, in Compañía de Transmisión del Mercosur S.A. (“CTM”) and in Transportadora de Energía del Mercosur S.A. (“TESA”) was transferred to this new entity, which translated into an economic interest of 37.8% for Endesa Chile in Endesa Brasil as of December 31, 2005 (37.65% as of December 2008).  The purpose of this asset reorganization was to provide greater stability of local cash flows by being managed centrally, and the optimization of financing costs.  It will also improve financing from third parties and strengthen the group’s positioning to take advantage of new investment opportunities, making it the fourth integrated private sector electric utility in Brazil.

•      On October 3, 2005, the Board of Endesa Chile approved the dissolution and liquidation of the investment company Lajas Inversoras S.A., which owned 99.61% of the Brazilian company Cachoeira Dourada.  The assets of this company were distributed between its shareholders in proportion to their participation in the company.

•      On November 16, 2005, GNL Chile S.A. was established to develop the liquefied natural gas project in Chile.  The company was formed by Endesa Chile, ENAP and Metrogas, with equal equity participation.  On March 17, 2007, the three companies and British Gas, a GNL supplier, established GNL Quintero S.A., to construct, maintain and operate the regasification terminal.  The equity interests in GNL Quintero S.A. are held by British Gas (40%), Endesa Chile (20%), ENAP (20%) and Metrogas (20%).

•      As of December 13, 2005, Endesa Chile, through its Argentine subsidiaries, El Chocón and Endesa Costanera, participates in two new companies, Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A., with a 15.4% and a 5.5% share interest, respectively, in each new company.  The expected start-up date for the Manuel Belgrano power plant is in the first half of 2009 and in the second half of 2009 for José de San Martín.  Since then the companies will begin to recover their credits from the cash flows generated by the project under the ten-year production sales contract with the Mercado Eléctrico Mayorista, or MEM. (See “ — B. Business Overview. Operations in Argentina” for details).

•      On June 1, 2006, the merger between Endesa Chile’s Peruvian subsidiary, Edegel and Etevensa, a subsidiary of Endesa Internacional, was completed.  During October, the combined cycle of Ventanilla plant’s second boiler was closed, leaving its final capacity at 457 MW.

•      Centrales Hidroeléctricas de Aysén S.A., “HidroAysén”, a long-term investment company, was formed on September 4, 2006.  Endesa Chile has a 51% holding and Colbún S.A. holds the remaining 49%.  The environmental impact assessment (EIA) for the 2,750 MW hydroelectric project was submitted to the environmental authority on August 14, 2008.  The EIA was prepared by an international consortium comprised of SWECO, POCH Ambiental and EPS, and involved a total investment of $ 14 million.  The EIA is in process and the first request for clarifications has been issued, for which the company is preparing answers. On August 1, 2008, HidroAysén mandated the transmission company Transelec to carry out the design and route studies for the construction and transmission of the high voltage direct current (HVDC) line to provide energy and power to the SIC.

•      On February 28, 2007, Endesa acquired 19,574,798 ordinary shares from Southern Cone Power Argentina S.A., which holds 5.5% of the share capital of Endesa Costanera.  The investment was $ 9.5 million.  As a result of this purchase, Endesa Chile’s beneficial interest in Endesa Costanera increased from 64.3% to 69.8%.

•      On March 8, 2007, Endesa Chile acquired a total of 4,467,500 shares from CMS Generation Co. and CMS Generation S.R.L., representing 25% of the share capital of Hidroinvest S.A., the Argentine holding company and controller of El Chocón, and also acquired 7,405,768 direct shares of El Chocón.  The total purchase price was $ 50 million, which included the debt that Hidroinvest S.A. owed to CMS.  With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9% to 96.1%, and strengthens our control of El Chocón, which is 59%-controlled by Hidroinvest S.A.  As a result of the foregoing share purchases, Endesa Chile increased its beneficial interest in El Chocón from 47.4% to 65.4%.

•      On June 30, 2007, Endesa Chile notified CMS Enterprises Company (CMS) of its decision to exercise its right of first offer granted by CMS for their interests in the companies and vehicles that conform GasAtacama.  On this same date, Endesa Chile and Southern Cross Latin America Private Equity Fund III, L.P. (“Southern Cross”) executed a sale and purchase agreement for 50% of the participation of Endesa Chile in the GasAtacama and of the sponsor loans associated to this participation, to the Southern Cross fund.  As a result of the foregoing, Endesa Chile and Southern Cross each own 50% of GasAtacama.

•      On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.  As a result, Endesa Chile’s direct and indirect shareholding in the merged company, Emgesa S.A. E.S.P., is 26.9%. This new corporate structure offers advantages for the management of Colombian financial transactions.

B.            Business Overview.

We are a publicly traded electric generation company with operations in Chile, Argentina, Colombia and Peru and an equity interest in Brazil.  Our core business is electricity generation.  We also participate in the engineering services industry and have a tunnel concession.  The low proportion of non-generation contribution, less than 1.5% in terms of revenues, does not justify the breakdown of revenues per activity.

Our consolidated installed capacity, as of December 31, 2008, was 12,906 MW, with 61.9% hydroelectric capacity, 38.0% thermal electric and 0.1% wind power generation capacity. Total installed capacity is defined as the maximum power capacity (measured in MW generation units), under specific technical conditions and characteristics.

We own and operate 26 generation facilities in Chile with an aggregate installed capacity, as of December 31, 2008, of 4,893 MW, compared to 4,779 MW in 2007.  The main increase in our total installed capacity in Chile is the addition of approximately 105 MW in San Isidro II and the incorporation of Ojos de Agua (9 MW, mini hydroelectric) in June 27, 2008.  The San Isidro project started operations in open cycle in April 2007, and in combined cycle in January 2008.  We accounted for 36.5% of Chile’s total generation capacity as of December 31, 2008 measured by the maximum capacity calculated by CDEC-SIC.  Hydroelectric installed capacity represents 70.7% of Endesa Chile’s total installed capacity in Chile.  CDEC is the electricity dispatch center in the corresponding electric system.  See “— B. Business Overview — Electricity Industry and Regulatory Framework.”

As of December 31, 2008, we also had interests in 25 generation facilities outside of Chile with an aggregate installed capacity of 8,014 MW, compared to 7,941 MW in 2007.  The main changes to our total installed capacity outside Chile are in Colombia with Cartagena (66 MW), and in Argentina with Arroyito (8 MW).  For additional detail on capacity increase of these units see “— D. Property, Plant and Equipment.”  Hydroelectric installed capacity outside Chile represents 56.5% of Endesa Chile’s total installed capacity outside Chile. Based on 2008 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 14%, 21% and 28% of total capacity in each country, respectively.

The following table sets out information relating to Endesa Chile’s electricity generation:

ENDESA CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(1)

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	38,617	73	32,687	65	32,315	63
Thermal generation	14,332	27	17,796	35	18,949	37
Other generation (Wind)			3	0	30	0
Total generation	52,949	100	50,486	100	51,294	100

(1)   Generation minus power plants’ own consumption and technical losses.

Our consolidated electricity production reached 51,294 GWh in 2008, 1.6% higher than the 50,486 GWh produced in 2007.  Argentina was the country which most reduced generation from 12,117 GWh in 2007 to 10,480 GWh in 2008, a decrease of 13.5%.  Colombia was the country which most increased generation from 11,942 GWh in 2007 to 12,905 GWh in 2008, an increase by 8.1%.  Hydroelectric generation, in 2008 in the four countries in which we consolidate the results from our operations, was 1% lower than in 2007 and thermal generation in 2008 was 6.5% higher than in 2007.

Our consolidated physical energy sales for 2008 were 55,734 GWh, 0.9% higher than our consolidated physical energy sales of 55,225 GWh in 2007.  The main increases in sales were in Peru and Colombia, and the main reduction was in Argentina as illustrated in the following table:

ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of and for the year ended December 31
	2006	2007	2008
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,638.7	3,644.1	3,652.1
Energy generated (GWh) (3)	13,750.3	12,117.1	10,480.2
Energy sales (GWh)	13,926.3	12,406.3	11,097.7
Chile
Number of generating facilities (1)	22	25	26
Installed capacity (MW) (2)	4,476.7	4,779.2	4,892.9
Energy generated (GWh) (3)	19,973.2	18,773.0	19,807.1
Energy sales (GWh)	20,922.8	19,212.1	19,808.0
Colombia
Number of generating facilities (1)	11	11	11
Installed capacity (MW) (2)	2,778.7	2,828.7	2,894.7
Energy generated (GWh) (3)	12,564.0	11,941.8	12,905.1
Energy sales (GWh)	15,326.9	15,613.1	16,367.9
Peru
Number of generating facilities (1)	9	9	9
Installed capacity (MW) (2)	1,425.5	1,468.0	1,466.8
Energy generated (GWh) (3)	6,662.0	7,654.4	8,101.9
Energy sales (GWh)	6,766.5	7,993.5	8,460.8

(1)   For details on generation facilities, see “ —D. Property Plants and Equipment.”

(2)   Total installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified by Bureau Veritas, an international independent certification company.  Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks. We have decided not to make a restatement of capacities based on this certification.

(3)   Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)   Ventanilla’s generation in Peru consolidated since January 2006, Cartagena’s generation in Colombia consolidated since March 2006 and San Isidro II, Palmucho and Canela´s generation in Chile consolidated since April, November and December 2007 respectively.

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

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	20,146	35.4	22,881	41.4	23,779	42.7
Non-regulated customers	13,735	24.1	14,374	26.0	14,503	26.0
Electricity pool market sales	23,061	40.5	17,970	32.5	17,453	31.3
Total electricity sales	56,942	100.0	55,225	100.0	55,734	100.0

In general, in the countries in which we operate, the potential for contracting electricity is related to the volume of electricity demand.  Customers identified as small volume-regulated customers, such as residential customers, subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company.  These distribution companies, which purchase large amounts of electricity for small residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the market pool, where energy is normally sold at the spot price, is not carried out through contractual agreements.

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

The following table contains information regarding our consolidated physical sales of electricity per customer segment:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
(GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	33,881	59.5	37,255	67.5	38,282	68.7
Non-contracted sales	23,061	40.5	17,970	32.5	17,453	31.3
Total electricity sales	56,942	100.0	55,225	100.0	55,734	100.0

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

The following table contains information regarding our electricity generation and purchases:

CONSOLIDATED PHYSICAL GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Electricity generation	52,949	91.8	50,486	89.8	51,294	90.7
Electricity purchases	4,730	8.2	5,722	10.2	5,233	9.3
Total(1)	57,679	100.0	56,208	100.0	56,527	100.0

(1)   Total energy generation (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the generation figure has already deducted power plant consumption and technical losses of generation units.

Our equity investees in Chile are primarily conducted through GasAtacama.  Gas Atacama Generation and Gasoducto Atacama Chile S.A. were merged into Gas Atacama Generación in November 2008 and then changed their name to Gas Atacama Chile S.A.  We have a 50% beneficial interest in Gas Atacama Chile S.A. through which we participate in the gas transportation and thermal generation business in northern Chile.  Since March 2008 we have a 51% beneficial interest in HidroAysén S.A. through which we participate in a hydroelectric project in the 11th Region.  Under current Chilean GAAP,  projects are not consolidated.  We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (“Electrogas”), in which we have a 42.5% beneficial interest.  Electrogas owns a pipeline to the Fifth Chilean Region and supplies natural gas to the power plants San Isidro and Nehuenco.  The other shareholders are Colbún S.A. and ENAP.

Since September 2005, our participation in the Brazilian electricity business is carried out through our equity investment in Endesa Brasil, in which we have a beneficial interest of 37.7%.  Endesa Brasil consolidates operations of two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A.,(“Endesa Fortaleza”), and Cachoeira Dourada; CIEN, which owns two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines; and two distribution companies, Ampla Energía e Servicos S.A.,(“Ampla”), which is the second largest electricity distribution company in the State of Rio de Janeiro and Companhia Energética do Ceará S.A. (“Coelce”), which is the sole electricity distributor in the State of Ceará.

We own and operate a total of 26 generation plants in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta and Eco.  Of these plants, 16 are hydroelectric, with a total installed capacity of approximately 3,461 MW.  This represents 70.7% of our total installed capacity in Chile.  There are nine thermal plants which operate with gas, coal or oil with a total installed capacity of 1,414 MW, representing 28.9% of our total installed capacity in Chile, and there is one wind power unit with approximately 18 MW.  Twenty-four (16 hydroelectric, 7 thermoelectric and one wind power plant) of our plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and the other two power plants are connected to the Sistema Interconectado del Norte Grande, or the SING.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2006	2007	2008
Endesa	2,754	3,034	3,139
Pehuenche	695	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
Endesa Eco	—	18	27
Total	4,477	4,779	4,893

(1)   The installed capacity was certified during 2006, 2007 and 2008 by Bureau Veritas.

Our total electricity generation in Chile (in both the SIC and the SING) reached 19,807 GWh in 2008, 5.5% higher than in 2007, and accounted for approximately 35.1% of total electricity production in Chile in 2008.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2006	2007	2008
Endesa	11,642	11,093	12,204
Pehuenche	4,345	3,437	3,589
Pangue	2,432	1,351	1,763
San Isidro	802	1,956	1,289
Celta	751	933	912
Endesa Eco	—	3	49
Total	19,973	18,773	19,807

Hydroelectric generation in 2008 was 5% higher than in 2007.  The potential energy in reservoirs at December 31, 2008 was 12% higher than at December 31, 2007, as shown in the following table.

	Year ended December 31,
	2007	2008
	(GWh)	(GWh)	% Change
Reservoir
Laja	3,028	3,107	3
Maule	1,307	1,111	-15
Chapo	119	266	123
Colbún	283	406	43
Invernada	116	296	156
Rapel	53	60	12
Melado	6	9	54
Ralco	147	398	172
Total	5,059	5,652	12

Hydroelectric generation accounted for 69.6% of our total electricity generation in 2008 compared with the 70.2% of 2007.  Generation by type in Chile is shown in the following table:

ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	17,148	85.9	13,179	70.2	13,784	69.6
Thermal generation	2,825	14.1	5,591	29.8	5,993	30.3
Other generation (Wind)			3	0.0	30	0.1
Total generation	19,973	100.0	18,773	100.0	19,807	100.0

Our thermal electric generation facilities are either gas, coal or oil-fired.  In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (an Endesa Chile related company).  Since March 2008, all of Endesa Chile natural gas units can operate with natural gas and diesel.  We obtain our coal and fuel oil requirements through competitive auctions with major domestic and international suppliers.

Since 2006, Endesa Chile has increased the use of diesel from 23,000 tons in 2006 to 591,000 tons in 2007 and to 728,000 tons in 2008, and coal from 438,000 tons in 2006 to 851,000 tons in 2007 and to 774,000 tons in 2008.  During 2005, 2006 and 2007, San Isidro entered into a swap contract with Endesa Costanera, which allowed San Isidro to temporarily generate electricity with natural gas, using Endesa Costanera’s share, by paying Endesa Costanera the additional cost incurred through generation with fuel oil, plus a fee.

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile participation is 20%, we agreed to construction of the liquefied natural gas (“LNG”) regasification facility in Quintero Bay.  Partial commercial operations are expected to begin in June 2009 while full commercial operations should occur in April 2010.

In July 2008, we started construction of a pipeline that will supply the gas obtained at the regasification plant in Quintero to Quillota and further to San Isidro and other off takers.  The pipeline is 28 km long and 19 million m3/d capacity.  The construction was completed in February 2009 and commercial operations are expected for July 2009.

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2006	2007	2008
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	38,259	39,982	39,594
Electricity sales in the SING	12,027	12,674	13,219
Total Electricity sales	50,286	52,656	52,813

Our physical energy sales in Chile reached 20,923 GWh in 2006, 19,212 GWh in 2007 and 19,808 GWh in 2008 which represent a 41.6%, 36.5% and 37.5% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has declined from 6.2% in 2006 to 2.0% in 2008 as a result of our commercial strategy to reduce contracted sales.  This commercial strategy is primarily influenced by our decision to reduce hydrological exposure because of current regulations.  See “— B. Business Overview — Electricity Industry and Regulatory Framework.”  We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year.  Government regulations have had the direct effect of increasing contract failure costs, which is the cost that we should have to pay when we are unable to satisfy our contractual commitments, and the indirect effect of discouraging investment in generation assets.  Given the effects of the government regulations, energy supply has not increased as much as energy demand, which has the effect of increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

The following table sets forth our electricity purchases and production in Chile:

ENDESA CHILE PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Volume	Sales (GWh)	% of Volume	Sales (GWh)	% of Volume
Electricity generation	19,973	93.8	18,773	94.7	19,807	98.0
Electricity purchases	1,317	6.2	1,042	5.3	403	2.0
Total (1)	21,290	100.0	19,815	100.0	20,210	100.0

(1)	Total GWh generation plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market.  Commercial relationships with customers are usually governed by contracts.  Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.  Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed upon between both parties and reflect competitive market conditions.

In 2006, 2007 and 2008, Endesa Chile had 46, 35 and 33 customers in Chile, respectively, including seven main distribution companies in the SIC and 26 unregulated industrial customers.  There were nineteen distribution companies which presented energy withdrawals under the provisions of Resolution 88, accounting for 14.0% of total sales.  (See “ — B. Business Overview—Electricity Industry Regulatory Framework.”).  Sociedad Austral de Electricidad S.A., or Saesa, a non-related Chilean distribution company, was the largest with purchases of 766 GWh/year.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers (1)	10,756	51.4	11,502	59.9	11,466	57.9
Non-regulated customers	5,176	24.7	5,281	27.5	5,025	25.4
Electricity pool market sales	4,991	23.9	2,430	12.6	3,317	16.7
Total electricity sales	20,923	100.0	19,212	100.0	19,808	100.0

(1)	Includes the sales to distribution companies pursuant to Resolution 88.

Our most significant supply contracts with regulated customers are with Chilectra S.A. (“Chilectra”), an Endesa Chile related company, and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile in terms of sales.  Our current contracts with Chilectra and CGE expire in December 2010 and December 2009, respectively.

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to AESGener.  In January 2009, Chilquinta, Saesa and CGE allocated 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting from January 2010 for fourteen, twelve, fourteen and fifteen years respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 - CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)
AES Gener	1,100	—	—	—	1,100
Endesa	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Monte Redondo	—	—	100	—	100
Colbún	—	—	1,500	—	1,500

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7%

Our contracts with unregulated customers are generally long term, and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  We have not experienced any supply interruptions under our contracts.  In case of force majeure, as contractually defined with non-regulated customers, we are also allowed to reject purchases and are not required to supply electricity.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008 (3)
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales
Distribution companies:
Chilectra	4,190	20.0	4,017	20.9	3,727	18.8
CGE	4,449	21.3	4,835	25.2	4,800	24.2
Saesa (1)	665	3.2	746	3.9	766	3.9
Empresa Eléctrica de la Frontera S.A (2)	717	3.4	756	3.9	1	0.0
Empresa Eléctrica de Atacama S.A.	417	2.0	195	1.0	173	0.9
Total sales to five largest distribution companies	10,438	49.9	10,548	54.9	9,467	47.8
Unregulated customers:
Codelco	548	2.6	494	2.6	482	2.4
CMPC	937	4.5	1,103	5.7	973	4.9
Cía. Minera Los Pelambres	738	3.5	871	4.5	874	4.4
Cía. Minera Collahuasi	867	4.1	869	4.5	857	4.3
Cía. Acero del Pacífico — Huachipato	546	2.6	588	3.1	568	2.9
Total sales to five largest unregulated customers	3,635	17.4	3,925	20.4	3,753	18.9

(1)

We do not have a contract with Sociedad Austral de Electricidad S.A. (“Saesa”). Sales are the result of government Resolution 88 that forces the generators of the CDEC-SIC system to supply distribution companies without contracts. This situation will remain until December 2009, when this Resolution is set to expire.

(2)	Until December 2007, Empresa Eléctrica de la Frontera S.A., Frontel, was a party to two contracts; one was with Endesa Chile and one with Pangue. In 2008 the contract with Endesa Chile terminated.
(3)	In 2008 we agreed on a reduction of energy consumption with some costumers, including CMPC — Inforsa and Codelco — Salvador.

We compete in the SIC primarily with two generation companies, AESGener and Colbún S.A. (“Colbún”).  According to the maximum power considered by CDEC-SIC in the calculation of “firm capacity” in 2008, AESGener and its subsidiaries in the SIC counted on an installed capacity of 1,587 MW, of which 82% was thermal electric, and Colbún on 2,018 MW, of which 59% was thermal electric.  In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.

Our primary competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) and AESGener, which have 1,000 MW, 693 MW and 643 MW of installed capacity, respectively.  Our direct participation in the SING, includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta and our indirect participation through our affiliate company, GasAtacama, whose power plant has 781 MW of installed capacity.  See “— C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of technical experience and reliability; and, in the case of unregulated customers, on price.  In addition, because 73.5% of our installed capacity in the SIC derives from hydroelectric power plants, we have lower production costs than companies generating electricity with thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

We have equity investments in GasAtacama and Electrogas.  GasAtacama has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones.  Electrogas produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota.

We, directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, are the principal operators in the SIC, with 48.0% of the total installed capacity and 47.3% of the physical energy sales of this system in 2008.

Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING.  Through our affiliated company, GasAtacama, we have an additional 781 MW participation in the SING.  The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW) (1)

	Type (2)	System	Installed Capacity (MW)
Hydroelectric
Rapel	Reservoir	SIC	377
Ralco	Reservoir	SIC	690
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	570
Pangue	Reservoir	SIC	467
Los Molles	Pass-through	SIC	18
Sauzal	Pass-through	SIC	77
Sauzalito	Pass-through	SIC	12
Isla	Pass-through	SIC	68
Antuco	Pass-through	SIC	320
Abanico	Pass-through	SIC	136
Curillinque	Pass-through	SIC	89
Loma Alta	Pass-through	SIC	40
Palmucho	Pass-through	SIC	32
Ojos de Agua	Pass-through	SIC	9
Total Hydroelectric			3,461

Thermal
Huasco ST	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá GT	Steam Turbine/Diesel Oil	SING	24
Tarapacá coal	Steam Turbine /Coal	SING	158
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
Huasco GT	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Taltal	Gas Turbine/Natural Gas & Diesel Oil	SIC	245
San Isidro II	Combined Cycle/Gas & Diesel Oil	SIC	353
Total Thermal			1,414

Others
Canela	Wind Power	SIC	18

Total Capacity			4,893

(1)	Total installed capacity is defined as the maximum capacity, under specific technical conditions and characteristics.
(2)

“Reservoir” and “pass-through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity. “Steam Turbine” refers to a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity. “Gas Turbine” (“GT”) or “open cycle” refers to a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity. “Combined Cycle” refers to a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity, and then recovers the gas that escapes from that process to generate steam to move another turbine.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  In 2008, our hydro and thermal generation plants in Argentina represented 13.9% of the MEM’s generation capacity in 2008.

Our Argentine subsidiaries participate in two new companies, Termoeléctrica Manuel Belgrano S.A. (“Manuel Belgrano”) and Termoeléctrica José de San Martin S.A. (“San Martín”).  These companies were formed to undertake the construction of two new generation facilities under Foninvemem.  This fund was created by the Secretary of Energy to allow the financing and management of all investment aimed at increasing the electric power supply within the MEM.  These power plants started up operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and operation as combined cycles is expected to be launched by the second half of 2009 with and additional 600 MW of total aggregate capacity.  Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas without the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil, have led to the lack of investment in the electric power sector.  (See “— Electricity Industry Regulatory Framework” and “ — A. History and Development of the Company” for further detail.)

As of December 31, 2008, Endesa Costanera’s installed capacity accounted for 8.9% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine MEM”).  Endesa Costanera’s second combined cycle plant can operate with natural gas and diesel.  Our 1,138 MW steam turbine power plant can operate with either natural gas or fuel oil.

El Chocón accounted for 5.1% of the installed capacity in the Argentine MEM as of December 31, 2008.  El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine MEM’s major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008 we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing additional 1,150 m3/sec water, for a total of 3,750 m3/sec.  The additional energy (69 GWh/year) will be sold on the spot market until April 2009 and on the “Energy Plus” market thereafter.  Energy Plus Service is the offer of new electricity capacity to supply the growth in electricity demand, over the demand level for electricity in 2005.  (For details on Energy Plus, see “— Electricity Industry Regulatory Framework”.)

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2006	2007	2008
Endesa Costanera
Costanera (steam turbine)	1,138	1,138	1,138
Costanera (combined cycle II)	859	859	859
Central Termoélectrica Buenos Aires (combined cycle I)	322	327	327
El Chócon
El Chócon (hydroelectric)	1,200	1,200	1,200
Arroyito (hydroelectric)	120	120	128
Total	3,639	3,644	3,652

Our total generation in Argentina reached 10,480 GWh in 2008, 13.5% lower than our 12,117 GWh total electricity generation in 2007.  Our generation market share was approximately 9.3% of total electricity production in Argentina during 2008.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2006	2007	2008
Endesa Costanera	8,709	8,421	8,540
El Chocón	5,041	3,696	1,940
Total	13,750	12,117	10,480

Hydroelectric generation accounted for nearly 18.5% of total generation in 2008, lower than in 2007 due to the restrictions of the operation of El Chocón imposed by CAMMESA and the low level of the reservoir during the first half of the year.  The level of El Chocón measured bi-annually in 2007 and 2008, in terms of GWh, is shown in the following table:

	2007	2008
Reservoir El Chocón	(GWh)	(GWh)
June 30,	1,000	100
December 31,	200	1,400

The percentage of hydroelectric and thermal generation is shown in the following table:

HYDRO/THERMAL GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	5,041	36.7	3,696	30.5	1,940	18.5
Thermal generation	8,709	63.3	8,421	69.5	8,540	81.5
Total generation	13,750	100.0	12,117	100.0	10,480	100.0

(1)	Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	13,750	98.2	12,117	97.1	10,480	93.8
Electricity purchases	256	1.8	367	2.9	694	6.2
Total(1)	14,006	100.0	12,484	100.0	11,174	100.0

(1)

Energy generation plus energy purchases differs from electricity sales due to power plant consumption of electricity that had been uploaded to the grid, referred to as non billed electricity consumption.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2006		2007		2008
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,116	15.2	2,364	19.1	2,397	21.6
Non-contracted sales	11,810	84.8	10,042	80.9	8,701	78.4
Total electricity sales	13,926	100.0	12,406	100.0	11,098	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2006	2007	2008
Endesa Costanera	8,736	8,450	8,543
El Chocón	5,191	3,956	2,554
Total	13,926	12,406	11,098

During 2008, Endesa Costanera served an average of 42 non-regulated customers.  Endesa Costanera has no contract with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’’s sales to its largest non-regulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales
YPF	—	—	159	15.5	233	22.5
Acindar (Cemsa) (1)	102	13.4	88	8.6	88	8.5
Solvay	—	—	87	8.5	130	12.5
Transclor	86	11.3	81	7.9	63	6.1
Peugeot	79	10.4	79	7.7	63	6.1
Cencosud	62	8.2	119	11.6	59	5.7
Papelera de la Plata	45	5.9	—	—
Total sales to our largest non-regulated customers	373	49.2	611	59.7	635	61.5

(1)	During 2006, Acindar did not have contracts with Endesa Costanera, but it was served by Cemsa, an Endesa Chile’s affiliate. Since 2007, Acindar has been an Endesa Costanera customer.

Sales to the pool market increased from 7,427 GWh in 2007 to 7,511 GWh in 2008.

The Argentine energy crisis, which began in 2004, continues as of the date of this Report, but the effects of the restrictions on exports of gas abroad were reduced during 2008.  In accordance with the open season regulations, in 2008 the gas transportation capacity was expanded by 3.7 million m3/day.  In June 2008 regasification ships started operations in Bahía Blanca and injected up to 8 million m3/day of gas, with an average of 4.2 million m3/day.

During 2008, Endesa Costanera, through its subsidiary Cemsa, negotiated with a number of gas producers, which allowed Costanera to diversify and improve the availability of gas for supply to Costanera’s units, including the ability to trade gas with other generators.

The relatively dry conditions during the first half of 2008 explain the decrease of 35.4% in physical sales of El Chocón, when compared to 2007.  Contracted sales increased from 1,342 GWh in 2007 to 1,364 GWh in 2008 and spot sales decreased from 2,615 GWh in 2007 to 1,190 GWh in 2008.

During 2008, El Chocón served an average of 18 non-regulated customers.  El Chocón has no contract with distribution companies.

The following table sets forth sales by volume to the largest non-regulated customers of El Chocón for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sale
Minera Alumbrera	496	36.5	569	42.4	571	41.9
Profertil (Cemsa) (1)	242	17.8	145	10.8	94	6.9
Massuh	127	9.3	109	8.1	85	6.2
Chevron	107	7.9	112	8.3	136	10.0
Acindar (Cemsa) (1)	88	6.4	88	6.5	88	6.4
Praxair	—	0.0	—	0.0	89	6.5
Ensi S.E.	40	2.9	—	0.0	0	0.0
Total sales to our largest non-regulated customers	1,100	80.9	1,022	76.2	1,063	77.9

(1)	Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, an Endesa Chile affiliate.

We operate El Chocón pursuant to an operating agreement with a term equal to the duration of the concession that expires in 2023.  El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement.  Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

Our Argentine subsidiaries compete with all the major power plants connected to the MEM.  According to the installed capacity reported by Cammesa in the monthly report for December 2008, our major competitors in Argentina are AES Group, Sociedad Argentina de Energía, and Pampa Energía.  The AES Group has nine power plants connected to the MEM with a total capacity of 2,866 MW and one plant not connected to the MEM that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW; Sadesa Grupo Bemberg owns two plants, Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 1,777 MW); and Pampa Energía competes with us through five power plants,  Diamante and Nihuiles (both hydro, 612 MW in total); and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,365 MW in total).

Operations in Colombia

Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa.  These companies were merged into Betania, which then changed its name to Emgesa S.A. E.S.P.  We have a 26.87% beneficial interest in Emgesa as of December 31, 2008, which we control pursuant a shareholders’ agreement.

As of December 31, 2008, our Colombian subsidiary operated eleven generation plants in Colombia, with a total installed capacity of 2,895 MW.  Emgesa has 2,451 MW in hydroelectric plants and 444 MW in thermoelectric plant.  In April 2008, Emgesa launched commercial operations of the second unit of Cartagena that has an installed capacity of 66 MW.  The unit was out of service since 2006 for works that increased its capacity.

Our hydroelectric and thermal generation plants in Colombia represent 21.4% of the country’s total electricity generation capacity as of December 2008.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)(1)(2)

	Year ended December 31,
	2006	2007	2008
	(MW)
Emgesa
Guavio (hydroelectric)	1,163	1,213	1,213
Cadena Nueva (hydroelectric)	601	601	601
Betania (hydroelectric)	541	541	541
Termozipa (thermal)	236	236	236
Cartagena (thermal)	142	142	208
Minor Plants (hydroelectric) (3)	96	96	96
Total	2,779	2,829	2,895

(1)	The figure includes the capacity used for power plant consumption.
(2)	The installed capacity was certified during 2006, 2007 and 2008 by Bureau Veritas.
(3)	As of December 31, 2008 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.

Approximately 84.7% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 24% in 2006, 22% in 2007 and 24% in 2008.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Colombia’s electricity market is less regulated than the markets of the other countries in which we operate.  Companies are free to offer their electricity at prices driven by market conditions, as opposed to being dispatched by a centralized operating entity to generate according to the minimum marginal costs of the system.

The following table sets forth the energy generation for each of our Colombian subsidiaries:

ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)(2)

	Year ended December 31,
	(GWh)
	2006	2007	2008
Emgesa	10,360	11,942	12,905
Betania	2,204	—	—
Total	12,564	11,942	12,905

(1)	Generation minus power plant own consumption and technical losses.
(2)	Since September 2007, Betania and Emgesa were merged into Betania, which then changed its name back to Emgesa S.A. E.S.P. Emgesa has been consolidating the total generation in Colombia since 2007.

Hydrological conditions in 2008 translated into higher generation for Emgesa when compared to 2007.  The main increases were in Cadena Nueva and in Betania.  During 2008, thermal generation represented 3.9% of total generation and hydroelectric generation the remaining 96.1% of our generation in Colombia.  However, the two thermal facilities, Termozipa and Cartagena represent 15.3% of our total installed capacity in Colombia.  The variable cost of generation for those plants was higher than the average spot market price, given the level of supply and demand of electricity during the year.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Electricity production	12,564	81.3	11,942	75.8	12,905	78.1
Electricity purchases	2,883	18.7	3,814	24.2	3,611	21.9
Total	15,447	100.0	15,756	100.0	16,517	100.0

The sole interconnected electricity system in Colombia is the Colombian National Interconnected System the “Colombian NIS.”  Electricity demand in the Colombian NIS increased 1.9% during 2008.  The total electricity consumption was 50,813 GWh in 2006, 52,851 GWh in 2007 and 53,870 GWh in 2008.

The demand in Colombia’s electricity market has been affected by the agreement on International Transactions of Energy governing the interconnection with Ecuador’s electricity system, which began operations in 2003.  During 2008, physical sales to Ecuador reached 510 GWh, 58% less than the 877 GWh reached in 2007.

The distribution of Endesa Chile’s physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2005		2006		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	9,687	63.2	10,539	67.5	11,169	68.2
Non-contracted sales	5,640	36.8	5,074	32.5	5,199	31.8
Total electricity sales	15,327	100.0	15,613	100.0	16,368	100.0

During 2008, Emgesa served an average of 698 contracts with non-regulated customers and 20 distribution and trading companies.  Our sales to the distribution company Codensa accounted for 33.9% of our total contract sales in 2008.  Physical sales to the five largest non-regulated customers altogether reached 3.4% of total contracted sales.

The following table sets forth our sales by volume to our five largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Codensa (1)	2,959	30.5	3,036	28.8	3,784	33.9
Enertolima	811	8.4	437	4.1	150	1.3
Electrocosta	610	6.3	652	6.2	79	0.7
Electricaribe	469	4.8	479	4.5	1,194	10.7
EPM	436	4.5	1,102	10.5	1,455	13.0
Dicel	225	2.3	—	—	—	—
Essa	7	0.1	—	—	—	—
Cens	5	0.0	—	—	—	—
Meta			649	6.2	624	5.6
Total sales to our largest distribution customers	5,521	57.0	6,355	60.3	7,286	65.2

(1)  Subsidiary of Enersis.

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín with 2,601 MW, Isagen with 2,106 MW, and Gecelca with 1,178 MW.  We also compete with the following privately owned companies in Colombia: EPSA (Unión Fenosa) with 832 MW and Chivor, which is owned by AESGener, with 1,000 MW, all as of December 2008.

Operations in Peru

Through our subsidiary Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity as of December 2008, of 1,467 MW.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 745 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants which represent the remaining 722 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 28.5% of the country’s total electricity generation capacity according to the information reported in December 2008 by the Organismo Supervisor de la Inversión en Energía y Minería (“Osinergmin”).

The following chart sets forth the installed capacity of Edegel:

INSTALLED CAPACITY IN PERU (MW)(1)

	Year Ended December 31,
	2006	2007	2008
	(MW)
Edegel S.A.
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	75	80	80
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal)	229	231	229
Ventanilla (thermal) (2)	457	493	493
Total	1,426	1,469	1,467

(1)  The installed capacity was certified during 2006, 2007 and 2008 by Bureau Veritas.

(2)  During 2007 Ventanilla increased its installed capacity by 36 MW due to the control of energy losses.

Some of our thermal units had unplanned maintenance in April and March 2007.  Thereafter, thermal generation in 2008 increased by 643 GWh.

Our generation market share was approximately 27% of total electricity production in Peru for 2008 and 28% for 2007.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2006(2)		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,197	63.0	4,385	57.3	4,189	51.7
Thermal generation	2,465	37.0	3,270	42.7	3,913	48.3
Total generation	6,662	100.0	7,654	100.0	8,102	100.0

(1)  Generation minus power plant own consumption and technical losses.

(2)  Thermal generation includes Ventanilla’s generation since January 2006.

Hydrological generation represented 51.7% of Edegel’s total production in 2008.  The portion of electricity supplied by Edegel’s own generation was 93.9% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Edegel has supply, transportation and distribution contracts for the gas in Ventanilla and Santa Rosa.  During 2007, the gas pipeline Camisea-Lima, owned by TGP, reached its full capacity.  However, since May 2008, TGP started restrictions on the gas transfer through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements in the Open Season during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/d (from August 2008 to July 2009) and 2.7 million m3/d (from August 2009 to July 2019).  Thus, Edegel expects it will have enough capacity for the combined cycle of Ventanilla and part of Santa Rosa.

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2006(2)		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	6,662	96.1	7,654	93.9	8,102	93.9
Electricity purchases	274	3.9	499	6.1	525	6.1
Total(1)	6,935	100.0	8,153	100.0	8,627	100.0

(1)          Total GWh production plus purchases differs from GWh sales due to transmission losses, given that our own power plant consumption and technical losses have already been deducted.

(2)          Figures for 2006 include Ventanilla’s generation and purchases since January 2006.

Sistema Eléctrico Interconectado Nacional, or the SINAC, is the only interconnected system in Peru.  Electricity generation in the SINAC increased 8.5% during 2008 when compared to 2007, reaching a total yearly generation of 29,559 GWh.  Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for these products.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2006 (2)		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	6,145	90.8	7,569	94.7	8,225	97.2
Non-contracted sales	621	9.2	424	5.3	235	2.8
Total electricity sales	6,766	100.0	7,994	100.0	8,461	100.0

(1) Includes the sales to distributors without contracts.

(2) Figures for 2006 include Ventanilla’s sales since January 2006.

Edegel’s physical sales in 2008 increased 5.8% compared to sales in 2007.  Sales in the spot market decreased 44% and contracted sales increased 9%.  The increase in contracted sales is primarily due to the increase in Ventanilla’s generation which is sold to ElectroPerú, and the increase in sales to distributors for the bids realized during 2006 and 2007.  During 2008, Edegel had seven regulated customers.  Edegel has had contracts since 1997 with Luz del Sur and Edelnor.  Edegel also won the bids launched by other distributors during 2006 and 2007.  The company has twelve non-regulated customers.  Sales to non-regulated customers represented 56.5% of Edegel’s total contracted sales in 2008, compared to 56.0% in 2007.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales
Distribution companies:
Edelnor (Regulated) (1)	957	15.6	1,039	13.7	1,693	20.6
Luz del Sur (Regulated) (1)	441	7.2	1,222	16.1	1,346	16.4
Hidrandina	—	—	52	0.7	58	0.7
Electronoroeste	—	—	46	0.6	49	0.6
Electronorte	—	—	45	0.6	50	0.6
Electrosur	—	—	27	0.4	30	0.4
Total sales to our largest distribution companies	1,398	22.8	2,431	32.1	3,226	37.6

Unregulated costumers:
ElectroPerú (2)	1,620	26.4	2,427	32.1	2,775	33.7
Antamina	683	11.1	682	9.0	644	7.8
Refinería	569	9.3	516	6.8	635	7.7
Siderperú	330	5.4	362	4.8	334	4.1
Total sales to our largest unregulated companies	3,202	52.1	3,987	52.7	4,387	53.3
Total sales to our largest costumers	4,600	75.0	6,418	84.8	7,484	91.0

(1)          The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  For 2007 and 2008, the energy sold to these distributors includes the amount won by Edegel in the bids realized during 2006 and 2007.

(2)          Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The increase in 2008 is due to the increase in Ventanilla´s generation which sells the energy to ElectroPeru.

Our most important competitors in Peru are ElectroPerú, Enersur and Egenor, whose capacity is approximately 908 MW, 836 MW and 507 MW, respectively.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

Chile

Industry Structure

The electricity industry in Chile is divided into three business segments: generation, transmission and distribution.  The generation segment consists of companies that produce electricity.  They sell their production to distribution companies, unregulated customers through private contracts, or to other generation companies through the spot market.  The transmission segment consists of companies that transmit at high voltage the electricity produced by generation companies.  Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to end users at a voltage no higher than 23 kV.

The electricity sector in Chile is regulated pursuant to Decree with force of Law No. 1 of 1982, as amended, and the regulations under Decree No. 327 of 1998, as amended, collectively known as the Chilean Electricity Law.

In Chile there are four separate interconnected electricity systems.  The main systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, that services the central and south central part of the territory, where 93% of the Chilean population lives, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern part of the country.  According to the 2002 census, 6.1% of the Chilean population lives in the territory serviced by the SING.  In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity in remote areas.  The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, Centro de Despacho Económico de Carga, (“CDEC”), an autonomous entity that involves industry groups and transmission companies.  CDECs coordinate the operation of their system as efficient markets for the sale of electricity, in which the lowest marginal cost producer is used to satisfy demand.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system at any moment.  Certain major industrial companies own and operate generation systems to satisfy their own needs.

Chilean Electricity Law

General

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government by establishing objective criteria for setting prices.  The expected result is an economically efficient allocation of resources.  The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity service to all who request it.

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

Companies engaged in generation must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies.  Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.  However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to satisfy the demand of its customers.  Endesa Chile’s production in the SIC is primarily hydroelectric. Hydroelectric marginal cost of production is generally the lowest in that interconnected system, and therefore, under normal or abundant hydrological conditions, Endesa Chile’s electricity capacity in the SIC is generally dispatched first.  Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by each CDEC, based on the marginal cost of production of the next kWh to be dispatched.

Sales by Generation Companies

Sales may be made to final customers under contracts or to other generation companies, on a spot basis.  Generation companies may also be engaged in contracted sales among each other at negotiated prices.  Contract terms are freely determined.

Sales to Distribution Companies and Certain Regulated Customers

Historically, sales to distribution companies for resale to regulated customers have been made through contracts at regulated prices (“node prices”) in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied.  Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must be the result of international bids which have a maximum regulated offer price equal to 56% over the average price paid by the unregulated customers at the time that the bid is made.  If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%.  The bids are awarded on a minimum price basis.  The price associated with these bids will be transferred directly to final users, replacing the current regulated price regime.  During the life of the contract, the energy and capacity prices will be indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  Under the bid system all distribution companies will have electricity contracts from 2010 onwards.

Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW. Customers between 0.5 and 2 MW may choose their status as regulated or unregulated. Customers with capacity needs over 2 MW are unregulated. Two node prices are paid by distribution companies: one for capacity and the other for energy consumption.  Node prices for capacity are calculated based on the marginal cost of increasing the existing capacity of the electricity system with the least expensive dispatch by any generating facility.  Node prices for energy consumption are calculated based on the projected marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the next 48 months in the SIC and during the next 24 months in the SING.  The determination of such marginal cost takes into account the principal variables in the cost of energy over the ten-year period, including projected growth in demand, reservoir levels, fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that could affect the availability of existing generation capacity and scheduled additions to generation capacity during the ten-year indicative electricity development plan. The same general principles are used to determine marginal cost in the SING.

Node prices for capacity and energy consumption are established every six months, in April and October.  Although node prices are quoted in pesos, the calculations are made in dollars.  Node prices may be adjusted during such period depending on the fluctuations of the average prices on sales by generators to their unregulated clients.

Sales to Other Generation Companies

Each CDEC annually determines a firm capacity for each power plant.  The generator is allowed to sell capacity up to its “firm capacity”.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time it is out of service for maintenance.

A generation company may be required to purchase or sell energy or capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Transmission

Since transmission assets are built pursuant to concessions granted by the government, the law requires a company to operate on an “open access” basis, in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies and final customers in the proportion 80% to generators and 20% to customers.  Transmission tariffs are determined every four years by a decree of the Ministry of Economy.

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Fines and Compensations

If a rationing decree is enacted in response to prolonged periods of electricity shortages, severe penalties may be imposed on generation companies that contravene the decree.  A severe drought is not considered a force majeure event.

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duties of all system agents as well as to make compensatory payments to electricity consumers affected by shortages of electricity. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must pay compensation to the customers at the failure cost determined by the authority in each tariff setting.  Failure costs correspond to the average cost incurred by final users in providing a kWh by their own means.

Environmental Regulation

The Chilean Constitution grants all citizens the right to live in a pollution-free environment.  It further provides that other constitutional rights may be limited in order to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations.  Among them, are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.

Environmental Law No. 19,300, was enacted in 1994 and implemented by “Reglamento 30,” issued in 1997.  This law requires companies to conduct environmental impact studies of any future generation or transmission projects and to submit such studies for approval by the Chilean Environmental Commission, or Conama.  It also requires an evaluation of environmental impact by the Chilean government or obtaining an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal, and authorizes the relevant ministries to establish emission standards.  Endesa Chile applies the guidelines set out in Reglamento 30 when analyzing the development of future projects.

On April 1, 2008, Law 20,257, which is an amendment to the General Services Law, was enacted.  The purpose of the amendment is to promote the use of non-conventional renewable energy, or NCRE.  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of the total energy contracted from August 31, 2007, to be of such type, and to progressively increase this percentage from 0.5% on that date up to 10% in 2024.  Our power plants recognized as NCRE generators are: Palmucho, Canela wind farm and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile estimates that it will be able to fully comply with this obligation in 2010 and generate excess energy with NCRE, with the capacity to sell the surplus to other generators.  The additional cost of generating with NCRE will be charged to the new contracts thus eliminating the impact on revenues.

Water rights

Endesa Chile owns unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  Endesa Chile continuously analyzes which water rights it will maintain or disregard.  During 2008, we paid and recovered fees in the amount of Ch$ 2,501 million ($ 3.9 million using the 2008 year-end exchange rate).  This amount may vary in the future according to the actual water rights we may hold each year.  We estimate that in 2009 we will pay fees in the amount of Ch$ 1,802 million ($ 3.0 million).  We estimate that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating to no more than $ 4.9 million per year until 2011.  Thereafter, this amount will be doubled and will remain constant for five years, at which point the license fee will be doubled again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012.  They may be recovered through monthly tax credits until the license fee payments are recovered in full.

Argentina

Introduction

Law No. 15,336 of 1960 and Law No. 24,065 of 1992 (together, the “Argentine Electricity Act”) set the regulatory framework for the electricity sector.

Under the Argentine Electricity Act the Federal Government:

•                  Divided the electricity industry into three business segments: generation, transmission and distribution to enable the electric market development under conditions of free competition for generation with reduced tariffs, requirements regarding quality standards, and to avoid ownership concentration;

•                  Created the Mercado Eléctrico Mayorista (Wholesale Power Market) or “MEM” where four categories of agents (namely, generators, transmitters, distributors and large users) are allowed to buy and sell electricity and related products;

•                  Imposed the Compañía Administradora del Mercado Mayorista Eléctrico (Administrative Company for the Wholesale Electricity Market) or “Cammesa”, responsible for the dispatch coordination, the administration of the agent transactions in the MEM and the calculation of the spot prices.  The agents participate as shareholders in Cammesa through their corresponding associations with the Secretariat of Energy, the owner of the remaining 20% of the capital stock.  The Ministry of Federal Planning, Public Inversion and Services (Ministerio de Planificación Federal, Inversión Pública y Servicios) appoints the Cammesa chairman;

•                  Created the Ente Nacional Regulador de la Electricidad (Electric Power National Regulatory Agency) or “ENRE”, empowered to regulate public service activities in the electricity sector and impose jurisdictional decisions.

The Secretariat of Energy is primarily responsible for the implementation of the Argentine Electricity Law, and as a consequence, Resolution SEE No. 61/1992, as amended, established the Procedimientos para la Programación de la Operación, el Despacho de Cargas y el Cálculo de Precios (Operation, Dispatch of Charges and Price Calculation Program Procedures) or the “Procedures”, which regulate the dispatch of the system and the activities in the MEM.  Resolution SE No. 21/1997 regulates the procedure to grant the concessions of international interconnected transmission systems.

Industry structure

The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market of the MEM or through private contracts to purchasers on the term market of the MEM.

Transmission is a public service that works under monopoly conditions by several companies to whom the Federal Government grants concessions.  One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which facilities of the generation plants, distribution systems and big clients are connected.  The international interconnected transmission systems also require concessions granted by the Federal Government.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that works under monopoly conditions, and is provided by companies who have been granted concessions.  Distribution companies have the obligation to make electricity available to the end-users within a specific concession area even though it is contracted with the distributor or with a generator.  Accordingly, these companies are regulated with respect to tariffs and are subject to service quality specifications.  Distribution companies may obtain electricity either in the spot market of the MEM at a price called seasonal price, or in the term market of the MEM through private contracts with generators.  The seasonal price defined by the Secretariat of Energy is the cap for the costs of electricity bought by distributors and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor.  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  Notwithstanding, all distribution companies acting in the MEM must operate under its rules.

Electricity end-users are regulated customers supplied by distributors at regulated tariffs, unless they have a minimum demand of at least 30 kW, and choose to contract their supply from generators in the spot market in the MEM, in which case they become ‘large users’ which may freely negotiate their prices with generating companies.

Traders are also authorized to act as participants in the MEM.  They buy and sell energy and related products from and for agents of the MEM, including such received by the provinces as payments for electricity royalties.

No generator, distributor, big client, nor any company controlled by some of them or controlling the same, may either be owner or major shareholder of a transmission company or of its controlling company.  Transmission companies are prohibited from generating, distributing, purchasing and/or selling electricity.  Distribution companies are prohibited from being owners of generation units.

Dispatch and Pricing

The coordination of dispatch operations, the spot prices fixing and the administration of the economic transactions in the MEM are controlled by Cammesa.  All generators that are MEM agents should be connected to the Sistema Argentino de Interconexión (Argentine Interconnected System) or “Argentine NIS” and are obliged to comply with the dispatch order to generate and deliver the energy to the Argentine NIS in order to be sold either in the spot market or in the term market.  Distribution companies, traders and big clients that have entered into private supply contracts with generation companies pay the contractual price directly to the generator and also pay a toll to distribution companies for the use of their systems.

The spot price is calculated on an hourly basis by Cammesa according to the cost of the marginal kW to be dispatched in the Argentine NIS and is paid to generators and sellers of energy at the spot market.  The Argentine Electricity Act sets that electricity prices in the spot market are determined on a marginal cost basis.  Since 2002, the Secretariat of Energy started to modify several criteria around the spot prices and imposed, among other restrictions, caps for the spot prices to be paid to the generators and only recognized the costs of natural gas established by the Federal Government to calculate them, even though additional costs are collected by the market and paid to the generator with such costs.

In order to stabilize the prices for distribution tariffs, the market has a seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market.  It is a fixed price determined every six months by the Secretariat of Energy after Cammesa recommends the seasonal price level for next period according to its estimated spot price based on its evaluation of the expected supply, demand and available capacity, as well as other factors.  The seasonal price is maintained for at least 90 days. Since 2002, the Secretariat of Energy has been approving seasonal prices lower than those calculated by Cammesa.

Regulatory Developments: the industry after the Public Emergency Law

General

Law No. 25,561, titled Public Emergency Law, was enacted in 2002 to manage the public emergency.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts), imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of Ar$ 1 per $ 1 and empowered the Federal Government to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.  The effects of these measures have been periodically extended.  In fact, Law No. 26,456, enacted in December 2008, extended its effects until December 31, 2009.

Following that law, the Secretariat of Energy introduced several regulatory measures aimed to correct the effects of the devaluation into the costs and prices in the MEM and to reduce the price to be paid by the end-users.

Generation

The mandatory conversion of transmission and distribution tariffs in Argentine pesos from dollars at a pegged rate of Ar$ 1 per $ 1 when the market exchange rate had been approximately Ar$ 3 per $ 1 and the regulatory measures to cap and reduce the spot and seasonal prices hindered the transfer of variable costs of generation into the transmission and distribution tariffs to end-users.

This situation resulted in a reduction in the money collected by generators since the authority — through Resolution SE N° 406/2003- only allows payments to them for the remaining amounts collected from the purchasers in the spot market after the payment of other obligations in the MEM and discouraged savings in electricity consumption as well as investments to satisfy the increase in demand, including the transmission capacity.

Additionally, the generators suffer a reduction of estimated income from contract prices because they are reduced as a consequence of the spot price level.

The obligation to settle the unpaid spot electricity with generators led authorities to fund investments in new capacity within the MEM, through Foninvemem, a fund managed by Cammesa.  Funds in the Foninvemem have been used to install two combined cycle generation plants of 800 MW each.

Resolution SE No. 240/2003 changed the way to fix spot prices with natural gas tariffs by imposing a cap on generation costs and decoupling the spot price from the marginal costs of the generating companies also operating with fuel.  The resolution also imposed additional capped prices for hydroelectric generators.  Although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have restrictions on natural gas supply, even though they have had restrictions, and the water value is not considered if its opportunity cost is higher than the cost of generating with natural gas.

Resolution SE No. 724/2008 gave thermal generators the opportunity to reduce some of the effects of Resolution SE N° 406/2003 by entering into MEM Supply Commitment Contract or “CCAM”.  The thermal generators with a CCAM can supply energy to Cammesa for up to 36 months, renewable only for an additional period of six months, and charge spot prices.

Transmission and distribution

Transmission and distribution companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily established, definitive tariffs are still pending.

As a result, although the terms to define energy prices pursuant to the Argentine Electricity Act are still in force, their implementation reflects the intervention of the authorities to reduce compensation for all electricity companies.

Natural gas market

There has been a shortage of natural gas to supply power plants for several years.  In order to secure internal supply, the Argentine government entered into an agreement with Venezuela to secure fuel until 2010.  Although the fuel oil is used as a last recourse, the national regulatory policy supported the acquisition of liquid fuel by the electric generators and provided financing from the Stabilization Fund.  The parties also agreed to purchase a fixed amount of fuel oil of instant availability in order to cover any stock shortages.  Generators are generally able to buy diesel and fuel at subsidized prices.

Since 2004, the Federal Government has been importing natural gas from Bolivia.  On June 29, 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily.

One of the measures relating to natural gas in recent years was the creation of the Electronic Gas Market (“MEG”).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

Export and Import of Electricity

In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity exports.  Resolution SE No. 949/2004 established measures that allowed agents to export and import energy under very restricted conditions.  These measures prevented generators from satisfying their export commitments.

Foninvemem

Resolution SE No. 712/2004 created a fund, called Foninvemem, to increase electricity capacity/generation within the MEM.  Pursuant to Resolution SE No. 406/2003 the Secretariat of Energy decided to pay the generators the spot prices up to the amount available at the Stabilization Fund after collecting the funds from the purchasers in the spot market at seasonal prices lower than spot prices for the same period.  Foninvemem would receive the differences between spot prices and payments to sellers according to Resolution SE No. 406/2003 from January 1, 2004 to December 31, 2006.  Cammesa was appointed to manage the Foninvemem.

Pursuant to Resolution SE No. 1,193/2005 all private generators of the MEM were called to participate in the construction, operation and maintenance of the electric energy generation plants to be built with the Foninvemem, consisting of two combined cycle generation plants of 800 MW each.  These power plants are powered by natural gas or alternative fuels.

Because of the insufficient resources to conclude the plants, Resolution SE No. 564/2007 gathered all private sector generators of the MEM to commit to Foninvemem by including the differences between spot prices and payments made pursuant to Resolution SE No. 406/2003 for the extra period ending December 31, 2007.

Incentive Programs in energy sectors

In order to provide incentives for the installation of new capacity in the NIS, Resolution 1,281/2006 created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth in electricity demand, over the “Base Demand,” which was the demand for electricity in 2005.  The Energy Plus Service is supplied by generators that install new capacity or that offer existing generation capacity not connected before to the NIS.  All ‘large users’ that, as of November 1, 2006, had a higher demand than their Base Demand, must contract excess demand with the Energy Plus Service.  The consumption that exceeds the Base Demand without a contract to supply such excess should pay additional amounts for the surplus energy.  The price of the contracts for Energy Plus Service should be approved by the relevant authorities.  Consumptions that cannot be secured by an Energy Plus Service contract, may request Cammesa to conduct an auction to satisfy such demands.

The Federal Government has adopted several measures to promote new investments, including auctions to expand natural gas and electric power transport capacity, the implementation of certain projects for the construction of several power plants, and the creation of fiduciary funds to finance expansions.  Law 26,095 of 2006 created specific charges that must be paid by final users to finance new electricity and gas infrastructure projects.  The Federal Government has also enacted some regulations to promote the rational and efficient use of electric power.

Regulation for the promotion of Energy Infrastructure projects

Law No. 26,095 and National Decree No. 1,216/2006 imposed charges to be paid by end-users of electricity and natural gas in order to finance new electricity and gas infrastructure projects in an effort to achieve new investments in the electricity sector and to expand natural gas and electric power transport capacity.  In addition, the Federal Government enacted some regulations to promote the rational and efficient use of electric power.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law No. 24,051, or the Hazardous Waste Law, and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector.  Failure to satisfy these requirements entitles the government to impose penalties, such as suspension of operations, which, in case of public services, could result in the cancellation of concessions.

Brazil

Although we do not own any Brazilian subsidiaries, we do own equity investments through Endesa Brasil.

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional (the “Brazilian NIS”), which comprises most of the regions of Brazil and several other small, isolated systems.

Generation, transmission and distribution are legally separated activities in Brazil.  According to the specifications set forth in Law 9,427/96 non-regulated customers in Brazil are currently those customers: (i) who demand at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) who demand at least 500 kW (and less than 3,000 kW) and choose to contract the energy supply directly with alternative generators or traders,.

The electricity industry in Brazil is regulated by the Federal Government, acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector and whose primary role is to establish the policies, guidelines and regulations for the sector.  Regulatory policies are implemented by the ANEEL, whose main responsibilities include, among others: (1) supervision of the concessions for electricity sale, generation, transmission and distribution activities, and approval of electricity tariffs; (2) enactment of regulations for the electricity sector; (3) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (4) promotion of a bidding process for new concessions; (5) resolution of administrative disputes between electricity sector agents; and (6) setting the criteria and methodology for determining distribution and transmission tariffs.

Other regulatory authorities include: (i) the Brazilian Electricity System Operator (ONS), comprised of generation, transmission and distribution companies, and independent consumers, responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS; (ii) the Electricity Trading Board (CCEE), a company in which Agents are gathered in four categories: Generation, Distribution, Trading and Consumers and whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS; and (iii) the Brazilian Energy Policy Council (CNPE) in charge of  developing a national electricity policy.

Deregulation and Privatization

The Concessions Law (No. 8,987) and the Power Sector Law (No. 9,074), both enacted in 1995, intend to inject competition and attract private capital into the electricity sector.  Since then, several assets owned by the Federal Government of Brazil and/or states governments were privatized.

Independent Power Producers and Self-Producers

The Power Sector Law also introduced the concept of independent power producers, or IPPs, in order to open the electricity sector to private sector investment.  IPPs are individual agents or agents acting in a consortium who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale on its own account.

The Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

Law No. 9,648/98 created the Wholesale Energy Market, formed by the generation and distribution companies.  According to this model, the purchase and sale of electricity was freely negotiated.

Pursuant to Law No. 10,433/02, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL, which is also responsible for setting Wholesale Energy Market governance rules including measures to stimulate continued external investment.

Law No. 10,848/04 seeks to maintain public service for the production and distribution of electricity to consumers within each concession area, restructures planning system, guarantees transparency in the auction and bidding process for public projects to mitigate the systemic risks, to maintain centralized and coordinated operations of the energy system and to grant universal use and access to electricity throughout Brazil, and it also modifies the bidding process of public service concessions.

Structure of the Electricity Sector

The model established pursuant to Laws No. 10,847 and 10,848 seeks to provide cheaper tariffs for consumers and guarantees the expansion of the system, with the Power Research Company, (EPE), a governmental body, responsible for the planning of generation and transmission activities.  This model has defined an unregulated contracting environment and a regulated environment.

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  In relation to the regulated environment, where distribution companies operate, the purchase of energy must be executed pursuant to a bidding process coordinated by ANEEL.

Pursuant to the model, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

Another change imposed on the electricity sector is the separation of the bidding process for “previously existing power” and “new power project.”  Power plants that were in existence prior to 2000 are considered “previously existing power” and those that were developed after 2000 are considered “new power project.”  The government believes that “previously existing power” plants are able to provide power at more competitive prices and therefore it should give priority in the bidding process to power generated by new power project companies.  Under the new functioning of the sector, this priority will be in the form of more favorable contractual terms.  For example, a generator considered new power project is guaranteed a power purchase agreement with a 20-year term if it wins the bidding process, while an existing power is not necessarily even guaranteed participation in the bidding process

Concessions

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity in excess of 30 MW, or transmissions networks in Brazil, have to use a public tender process.  Concessions granted to the holder give the right to generate, transmit or distribute electricity, as the case may be, in a given concession area for a given period of time.

The period of time is limited to 35 years for new generation concessions and to 30 years for new transmission or distribution concessions.  Existing concessions might be renewed at the Brazilian government’s discretion, even if the respective concessionaire has fulfilled all its obligations under the concession agreements and requested the renewal within the deadline.  There is no guarantee that existing concessions will be renewed.

Environmental Regulation

The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws.  While the federal government has power to enact environmental regulations, state governments have the power to enact more stringent environmental regulations.  Most of the environmental regulations in Brazil are at the state and local level rather than at the level of the federal government.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals.  Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Electricity Sales

In the Regulated Environment (ACR), electricity distribution companies buy the electricity through bids that are regulated by ANEEL and organized by CCEE.  Distributors must buy electricity at public bids.

There are two types of regulated bids at which distributors buy electricity, one at which existing contracts can be renewed, and one at which new contracts are entered into.  The government has also the right to call special bids for renewable electricity (biomass, small hydro, solar and wind).  ANEEL and CCEE hold the bids annually.

Unregulated contracts, or ACL, include the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated and special consumers.  The ACL also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.

Energy Bids

The sale of electricity in the ACR occurs through new electricity bids, existing electricity bids and adjustment bids.  The contracting system is multilateral, with generating companies entering into contracts with all distributors who call for bids.

Settlement Spot Price

The Settlement Price for the Differences is used to value the purchase and sale of electric power in the short term market.  According to the New Industry Model Law, CCEE is responsible for the setting of the electricity price in the spot market.

Fines applicable to agents in the electricity industry

Selling agents are responsible to the buying agent for payments if they are unable to satisfy their delivery obligations.  ANEEL regulation sets forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2.0%

of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, in extreme circumstances, terminate such agreements.

A party defaulting on payment of contributions to Global Reversal Reserve (or RGR), Proinfa, Energy Development Account (or CDE), Fossil-fuel Consumption Account (or CCC), or any other payments due by virtue of the purchase of electricity in the ACR or from Itaipú, cannot use tariff adjustments (except for the extraordinary revision).  CDE was created by Law No. 10,438/02 to grant subsidies to power plants using Brazilian mineral coal and to support the production of electricity from alternative sources.  The CCC was created in 1973 with the intent to grant subsidies to cover the cost of fuel used by thermoelectric plants located in isolated systems.

Incentives for the Development of Alternative Sources of Energy

Law 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity.  Proinfa assures the purchase of the electricity generated by Eletrobrás for a period of 20 years and financial support from the BNDES.  Other programs include a discount up to 50% on the distribution or transmission tariffs and a special exception  for the consumers with electricity demand of 500 kV to 3 MW (special consumers), who decide to migrate to ACL provided that such consumers purchase electricity from generating companies using alternative sources of electricity.

Industry Charges

The Power Industry Law requires that holders of a concession to use water resources pay a fee, ranging from 6.00% to 6.75%, depending on the size of the generation plant, of the amount of the electricity they produce.

The electricity service inspection fee, is an annual fee of approximately 0.5% of the annual benefit obtained by the company and varies according to the type of service and in proportion to the size of the concession, permit or authorization.

With regard to the subsidy of fuel costs to SIN-connected thermoelectric plants using Brazilian coal, CDE succeed the CCC.  The CDE is funded by all electricity consumers and was created to support: (1) the development of electricity production throughout the country; (2) production of electricity from alternative sources (wind, mineral coal, gas and biomass); and (3) social objectives, such as the availability of electricity services throughout the country, reduction of the cost of electricity to low-income residents and preservation of the coal industry in southern Brazil.

For existing thermoelectric plants that use coal produced in Brazil, the law requires that the CDE be used to subsidize up to 100% of the cost of the coal.  In accordance with the applicable legislation, power plants must make a minimum purchase of coal in order to guarantee certain levels of production of Brazilian coal to benefit from the subsidy.  However, self-producing consumers do not pay the CDE charge, which is a significant advantage for these kinds of projects.

Until December 2003, all power industry agents, whether distribution companies, generation companies or dealers, who negotiated electricity with final consumers, made monthly contributions to the Fossil-fuel Consumption Account — CCC - an economic subsidy to cover the cost of fuel used by thermoelectric located in isolated systems, for a period of 20 years, in order to promote the generation of electricity in these regions.

Contribution for Research and Development

Companies holding concessions, permits and authorizations for the distribution, generation and transmission of electricity must invest every year at least 1% of their net operating revenues in research and development of the power industry.  Mini-hydro power stations, solar and wind electricity and biomass projects are exempt from these requirements.

Colombia

Two pieces of legislation regulate the electricity business in Colombia: Law 142 (the “Colombian Public Utilities Law”) sets the regulatory framework for the supply of public residential services, including electricity, and Law 143 (the “Colombian Electricity Law”) establishes the framework for the generation, trading, transmission and distribution of electricity.  Law 142 states that the provision of electricity is an essential public service that must be provided by government and private sector entities.

Utility companies are required to ensure continuous and efficient service, facilitate the access of low-income users to subsidies granted by the government, inform users regarding efficient and safe use of the services, protect the environment, allow access and interconnection to other public service companies and large users, cooperate with the authorities in the event of an emergency to prevent damage to users, and report to the authority commercial start-up of operations.

The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Energy and Gas Regulatory Commission, or “CREG”.  Such principles are: efficiency - the correct allocation and use of resources and the supply of electricity at minimum cost;  quality - compliance with technical requirements;  continuity - continuous electricity supply without unjustified interruptions;  adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency; neutrality – impartial treatment to all electricity consumers;  solidarity — the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and equity — an adequate and nondiscriminatory supply of electricity to every person who asks for it.

The Colombian Electricity Act regulates the generation, transmission, distribution, and trading (the “Activities”) of electricity.  Under the law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.

The market share for generators and traders is limited.  The limit for generators is 25% of the Colombian system Firm Energy.  Firm Energy for the Reliability Charge refers to the maximum electric energy that a generation plant is able to deliver on a continuous basis during a year, in extreme conditions; for instance, in the case of the El Niño phenomenon.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian National Interconnected System (Colombian NIS).  Limitations for traders take into account international energy sales.  Market share is calculated on a monthly basis and traders have up to six months to reduce their share when the limit is exceeded.

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

The Ministry of Mines and Energy defines the government’s policy for the energy sector.  Other government entities which play an important role in the electricity industry are: Superintendencia de Servicios Públicos Domiciliarios, which is in charge of overseeing and inspecting the utility companies; CREG, which is in charge of regulating the energy and gas sectors; and the Mining and Energy Planning Agency, which is in charge of planning the expansion of the generation and transmission network.

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

Generation

The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market, the Energy Exchange, or the Bolsa, at the spot price or by long-term private contracts with other participants and non-regulated users at freely negotiated prices.  The Colombian NIS is the system formed by generation plants, the interconnection grid, regional transmission lines, distribution lines and consumer loads.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Dispatch National Center (“CND”).  The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand conditions.

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying their firm energy.  Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system will be allocated by bids.  The first bid for this period took place in May 6, 2008, where existing generators participated with new generation projects while meeting the established market share limits.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The Energy Exchange facilitates the sale of excess energy that has not been committed under contracts.  In the Energy Exchange, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the Energy Exchange.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND guided by “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order, on an hourly basis, determining which generator will be dispatched the following day to satisfy expected demand.  The price for all generators is set as the less expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country. Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to satisfy the energy demands expected for the following day, in a secure, reliable and cost-efficient manner.

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

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG.  Accordingly, the construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project.  Transmission charges are expected to be updated by CREG in 2009.

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

A new compensation methodology for the distribution was defined by CREG in 2008 which set the Weighted Average Cost of Capital at 13.9% before taxes, for assets operating at 34.5 kV or less, and 13% before taxes for assets operating above 34.5 kV.  CREG also defined a new methodology for the calculation of distribution charges, defining an incentive scheme for administrative, operational and maintenance costs, service quality and energy losses.  It is expected that CREG will apply the resolutions to determine new distribution charges for the period 2009-2013 in the first semester of 2009.

Trading

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which currently represent about 32% of the market.

Trading is the resale to end users of electricity purchased in the wholesale market.  It may be conducted by generators, distributors or independent agents, which comply with certain requirements.  Parties freely agree upon trading prices for unregulated users.

Trading to regulated users is subject to the “regulated freedom regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.  Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons.  Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.  Trading charges for regulated users are expected to be updated in 2009.

The tariff formula became effective on February 1, 2008.  The main changes in the new formula are the establishment of a fixed monthly charge, and the introduction of reduction costs of non-technical energy losses in the trading charges.  In addition, CREG allows the traders in the regulated market to choose tariff options to manage tariff increments.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids.

Environmental Regulation

Law 99 of 1993 provided the framework for environmental regulation and established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines, issues and executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.  The law particularly seeks to prevent environmental damage by entities in the energy sector.

Any entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

According to Law 99, generators are required to contribute to the conservation of the environment through a payment for their activities.  Hydroelectric power plants which have a total installed nominal capacity above 10 MW must pay 6% of their energy sales; thermoelectric plants which have a total installed nominal capacity above 10 MW must pay 4% of their energy sales.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Peru

Industry Structure

The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), the Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law 26,876), Law 26,734, which regulates the investments in energy, in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority) or the Osinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution.

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency shared with a bidding regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.

There is one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas.

The Ministry of Energy and Mining, or the MINEM, defines the energy policies, regulates environment matters, and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities.

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, compliance of the obligations stated in the concession contracts, as well as the preservation of the environment in connection with the development of these activities.  Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  The Committee of the Economic Operation of the System, or the COES, coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual busbar tariff calculations.  The COES includes as members the generation, transmission and distribution companies, as well as users with a capacity need higher than 1 MW, the threshold for non-regulated customers.

Service provided by electricity companies has to comply with technical standards, otherwise companies may be charged with fines imposed by Osinergmin.

Dispatch and Pricing

Customers with a capacity demand of less than 1 MW are considered regulated customers, and the supply of their energy is defined as a public service.  Nevertheless, according to Law 28,832, regulated customers whose annual demand is within certain demand limits are able to choose to be unregulated customers.

The access to the spot market is permitted to generating and distribution companies, as well as to users with a contracted capacity in excess of 10 MW.

Transmission

Transmission lines are divided into principal, those for the common use and trading of all generators; or secondary, those lines that connect a power plant with the system or a substation with a distribution company or a final consumer. Law 28,832, enacted in 2006, defined also guaranteed and complementary systems applicable to projects commissioned after the enactment of that law.  Guaranteed lines are the result of a public bid and complementary lines are freely constructed and exploited as private projects.  The principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  The transmission concessionaire receives an annual fixed income and receives tariff revenues and connection tolls reflecting a charge per kW.  The secondary and complementary system lines are accessible to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Distribution

The Efficient Development Law establishes a bidding regime for the acquisition of energy and capacity by distributors establishing a mechanism to determine prices during the life of a contract.  The approval of this mechanism is important to generators, because it establishes a mechanism for determining price for the duration of a contract that is not fixed by the regulator.

Sales to distribution companies for resale to regulated customers must be made at bus bar prices set by Osinergmin or at fixed prices determined by bids.  Bus bar prices are set annually.  Bus bar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, except in the case of contracts entered into as a result of a public bid, where the prices that will be transferred to regulated customers will be the price defined in the bid.

The electricity tariff for regulated clients includes charges for capacity and energy for generation and transmission (busbar prices) and for the VAD (value added by distribution), which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.

Concessions

A concession for electricity generation activity is required when a power plant has an installed capacity in excess of 500 kW.

A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by the Ministry. Authorizations and concessions are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions and related regulations.

Cogeneration Regulation

Supreme Decree 037/2006 establishes the basic rules for the use of the energy produced as a result of any industrial activity, i.e., cogeneration plants.  They are eligible to be part of the COES and trade their energy in the SEIN. Cogeneration is the simultaneous generation of heat and power, in a single thermodynamic process.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM).  The MINEM dictates the specific environmental legal dispositions for the activities within the electricity industry, and the Osinergmin is in charge of supervising their application and implementation.  According to the Environmental Law, the Ministry of Environment is in charge of (i) designing the general environmental policies to every productive activity and (ii) establishing the main guidelines of the different government authorities on their specific environmental sector regulations, as its principal duties.

C. Organizational structure

The following information sets out a brief description of Endesa Chile’s most important operational subsidiaries and affiliates.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly traded electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including two turbines with an aggregate of 1,465 MW capacity in oil- and gas-fired plants, and a 859 MW capacity natural gas combined-cycle facility.  The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992, when Endesa Chile acquired a 24% interest.  Endesa Chile subsequently increased its total ownership to the current level of 69.8% in February 2007.

El Chocón (Argentina)

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces, the Comahue Zone in southern Argentina.  It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW.  A 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process.  Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession, which expires in 2023.  In March 2007, Endesa Chile increased its beneficial interest from 44.8% to 65.4%.

Endesa Eco (Chile)

On April 18, 2005, Endesa Chile created a subsidiary called Endesa Eco S.A., whose objectives are the promotion and development of renewable energy projects such as mini-hydro, wind, geo-thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects.  As of December 2008, Endesa Eco’s installed capacity was 27 MW.  Endesa Eco is a wholly-owned subsidiary of Endesa Chile.

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

San Isidro (Chile)

San Isidro was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Fifth Region.  The plant began commercial operations in 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC.  This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest.  In April 2007 San Isidro II started operations with 248 MW of installed capacity in open cycle.  In January 2008 the combined cycle of San Isidro II was finished with 353 MW.  By July 2009 the project is expected to operate at 377 MW using LNG.  San Isidro is wholly-owned by Endesa Chile.

Ingendesa (Chile)

Ingendesa is a multi-disciplinary engineering company founded in 1990.  Its purpose is to provide engineering services, project management and related services in Chile and abroad.  The company offers civil, mechanical and electrical engineering, metallurgy, architecture and environmental services.  Ingendesa is wholly-owned by Endesa Chile.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,895 MW.  On September 1, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and Emgesa S.A. E.S.P. were merged into Betania, and then Betania changed its name back to Emgesa S.A. E.S.P.

On March 2, 2006, Emgesa purchased the assets of Termocartagena (208 MW), through a public tender process. On September 15, 1997, Central Hidroeléctrica Betania, through its former subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa through the company Capital de Energía S.A. (“CESA”), with 48.5% of the shares.  On January 30, 2006, due to a company restructuring, the company CESA ceased to exist.  Empresa de Energía de Bogotá S.A. has a direct participation in Emgesa of 51.5%.  Endesa Chile’s indirect ownership in Emgesa is 26.9%.

Edegel (Peru)

Edegel is an electricity generation company, acquired by Endesa Chile in 1995.  It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,467 MW.  In June 2006, Endesa Chile in Peru concluded the merger of Edegel and Empresa de Generación Termoelectrica Ventanilla S.A. (“Etevensa”), owner of a 493 MW thermoelectric generation company.  As a result of the merger, Endesa Chile’s beneficial ownership in Edegel decreased from 37.9% to 33.1%.  Endesa Chile has a 53.2% economic interest in Edegel through its subsidiary Generandes Peru S.A.

Selected Related Companies

CEMSA (Argentina)

CEMSA is responsible for trading electricity.  As of the date of this Report, Endesa Chile has an indirect ownership holding in CEMSA of 45%.  CEMSA’s other shareholder is Endesa Spain.

Electrogas (Chile)

Electrogas was constituted in 1996.  This company offers natural gas transportation services to the Fifth Region in Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota.  Endesa Chile has a beneficial interest of 42.5% share in this company. The other shareholders are Colbún S.A. and ENAP.

GasAtacama (Chile)

Endesa Chile has a 50% total beneficial interest in GasAtacama. As of 2007, Southern Cross Latin America Private Equity Fund III, L.P. had the remaining 50% beneficial interest. Subsidiaries of this holding company were Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación, which are involved in electricity generation and natural gas transportation. On November 28, 2008, Gas Atacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.

HidroAysén (Chile)

Centrales Hidroeléctricas de Aysén S.A. (HidroAysén) was incorporated in March 2007. Endesa Chile has a 51% ownership interest and Colbún S.A. a 49% ownership interest in HidroAysén. Endesa Chile does not consolidate Hidroaysén. The company was created to develop and exploit the Aysén Project, a hydro project located in the Aysén Region.

The following table sets forth the main subsidiaries and affiliates of Endesa Chile and the percentage of each subsidiary and affiliates owned by Endesa Chile:

Percentage of Economic Interest in each Operational Subsidiary and Related Company per Country

SUBSIDIARIES (as of December 31, 2008)

ENGINEERING
GENERATION					SERVICES	INFRASTRUCTURE
Argentina	Brazil	Chile	Colombia	Peru	Chile	Chile
Endesa Costanera 69.8% El Chocón 65.4%		Pehuenche 92.6% Pangue 95% (1) Celta 100% San Isidro 100% Endesa Eco 100%	Emgesa 26.9% (4)	Edegel 33.1% (3)	Ingendesa 100%	Túnel El Melón 100%

Related Companies

CEMSA 45%	Endesa Brasil (2) 37.65%	GasAtacama 50% Electrogas 42.5% GasAtacama Chile 50% (5) Gasoducto Atacama Argentina 50% Gasoducto Taltal 50% Transquillota 50% HidroAysén 51%

(1)         Endesa Latinoamérica (formerly Endesa Internacional), a subsidiary of Endesa Spain, has a 5.01% shareholding in Pangue.

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

(5)         On November 28, 2008, Gas Atacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.

The following table shows, as of December 31, 2008, Endesa Chile’s direct and indirect economic interests in all its companies:

ENDESA CHILE

As of December 31, 2008

ENDESA CHILE
Hidroinvest S.A.
41.94%
2.48%
59.00%
54.15%
Hidroeléctrica El Chocón S.A.
6.19%
Termoeléctrica Manuel Belgrano S.A.
15.35%
5.51%
Termoeléctrica José de San Martín S.A.
15.35%
5.51%
Com. de Energía del Mercosur S.A. (Cemsa)
45.00%
51.93%
Endesa Argentina S.A.
99.66%
0.34%
Southern Cone Power Argentina S.A.
2.0%
98%
5.5%
Endesa Costanera S.A.
12.33%
Distrilec S.A.
0.89%
Ingendesa do Brasil Ltda.
99.00%
1.00%
Enigesa
99.51%
0.49%
Pehuenche S.A.
92.65%
Pangue S.A.
94.98%
0.01%
Túnel el Melón S.A.
99.99%
0.01%
Ingendesa
98.75%
1.25%
GNL Chile S.A.
33.33%
GNL Quintero S.A.
20%
Cía. Eléctrica San Isidro S.A.
100%
Cía. Eléctrica Tarapaca S.A.
99.94%
0.06%
Inversiones Electrogas S.A.
42.50%
Inv. Endesa Norte S.A.
99.99%
0.01%
Central Eólica Canela S.A.
75%
Endesa Eco S.A.
99.99%
0.01%
Centrales Hidroeléctricas de Aysén S.A.
50.99%
0.01%
Hidroaysén Transmisión S.A.
99%
0.51%
Consorcio Ingendesa Minmetal Ltda.
50.00%
Consorcio Ingendesa-Ara Ltda.
50.00%
Consorcio Ara-Ingendesa Ltda.
50.00%
Consorcio Ara Ingendesa Sener Ltda.
33.33%
Transquillota Ltda.
50.00%
Electrogas S.A.
99.95%
0.021%
Generandes Perú S.A.
60.99%
4.18%
Edegel S.A.
54.19%
Endesa Brasil S.A. (Holdco)
36.27%
Ampla Investimentos
46.89%
36.43%
Ampla S.A.
46.89%
Investluz S.A.
63.57%
Cien
100%
Coelce S.A.
56.59%
2.27%
C.G.T.Fortaleza S.A.
100%
Cachoeira Dourada S.A.
99.61%
Transportadora de Energia del Mercosur S.A.(Tesa)
0.01%
99.99%
Cía. de Transmisión del Mercosur S.A. (Ctm)
99.99%
Emgesa S.A.
26.87 %
Empresa de Energía de Bogota S.A.
51.51 %
Codensa
51.51%
INVERSORA CODENSA LTDA. U
100 %
INVERSIONES CODENSA S.A.
94.50 %
5.20 %
Inv. GasAtacama Holding Ltda.
50.00%
Atacama Finance Co.
99.90%
99.99%
0.1%
GasAtacama S.A.
0.001147%
GasAtacama Chile S.A.
0.05%
99.90%
Gasoducto Atacama Argentina S.A.
0.03%
57.23%
42.71%
Progas S.A.
0.1%
99.9%
Gasoducto Taltal S.A.
99.88%
0.12%
Energex Co.
100 %
Gasoducto Atacama Argentina S.A. Sucursal Argentina
100%

Additionally, the following table is a simplified version of the previous table, including the most important companies with operations:

D.            Property, Plant and Equipment

Endesa Chile’s main properties in Chile are its 26 electricity generation facilities, in addition to its 27,793 square meter headquarters in Santiago.

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

Endesa Chile consolidates revenues from generating companies in Argentina, Colombia and Peru, which involve a total of 25 generation power plants detailed below, which together with the plants in Chile aggregate to a total of 51 power plants.  The insurance coverage taken abroad is approved by the management of each company, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.

All insurance policies are purchased from reputable international insurers.  The Company continuously monitors the insurance industry market in order to obtain what it believes to be the most commercially reasonable coverage and premiums available on the market.

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2006		2007		2008
					MW(2)

Argentina
Endesa Costanera	Total		2,319		2,324		2,324
	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	(2)	1,138		1,138
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	(2)	859		859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	322		327	(2)	327

El Chocón	Total		1,320		1,320		1,328
	Chocón	Reservoir	1,200		1,200		1,200
	Arroyito	Pass-through	120		120		128	(5)
Total Capacity in Argentina			3,639		3,644		3,652

Chile
Endesa Chile	Total		2,754		3,034		3,139
	Total Hydroelectric		2,254		2,286		2,286
	Rapel	Reservoir	377		377		377
	Cipreses	Reservoir	106		106		106
	El Toro	Reservoir	450		450		450
	Los Molles	Pass-through	18		18		18
	Sauzal	Pass-through	77		77		77
	Sauzalito	Pass-through	12		12		12
	Isla	Pass-through	68		68		68
	Antuco	Pass-through	320		320		320
	Abanico	Pass-through	136		136		136
	Ralco	Reservoir	690		690		690
	Palmucho	Pass-through	—		32	(4)	32
	Total Thermal		500		748		853
	Huasco	Steam Turbine/Coal	16		16		16
	Bocamina	Steam Turbine/Coal	128		128		128
	Diego de Almagro (5)	Gas Turbine/ Diesel Oil	47		47		47
	Huasco	Gas Turbine/IFO 180 Oil	64		64		64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil (6)	245		245		245
	San Isidro II	Combined Cycle/ Diesel Oil (7)	—		248		353
Pehuenche	Total		695		699		699
	Pehuenche	Reservoir	566		570	(2)	570
	Curillinque	Pass-through	89		89		89
	Loma Alta	Pass-through	40		40		40
Pangue	Pangue	Reservoir	467		467		467	(2)
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379		379		379
Celta	Total		182		182		182
	Tarapacá	Steam Turbine/Coal	158		158		158
	Tarapacá	Gas Turbine/Diesel Oil	24		24		24
Endesa Eco	Total		—		18		27
	Canela	Wind Farm	—		18	(8)	18
	Ojos de Agua	Pass-through	—		—		9
Total Capacity in Chile			4,477		4,779		4,893

Country/Company	Power Plant Name	Power Plant Type (1)	2006	2007		2008
				MW(2)

Colombia
Emgesa	Total		2,238	2,829	(9)	2,895	(9)
	Guavio	Reservoir	1,163	1,213	(10)	1,213
	Paraíso	Reservoir	276	276		276
	La Guaca	Pass-through	325	325		325	(2)
	Termozipa	Steam Turbine/Coal	236	236		236
	Cartagena (11)	Steam Turbine/ Natural Gas + Diesel Oil	142	142		208
	Minor plants (12)	Pass-through	96	96		96
	Betania (9)	Reservoir		541		541
Betania (9)	Betania	Reservoir	541
Total Capacity in Colombia			2,779	2,829		2,895
Peru
Edegel	Total		1,426	1,469		1,467
	Huinco	Pass-through	247	247		247
	Matucana	Pass-through	129	129		129
	Callahuanca	Pass-through	75	80	(13)	80
	Moyopampa	Pass-through	65	65		65
	Huampani	Pass-through	30	30		30
	Yanango	Pass-through	43	43		43
	Chimay	Pass-through	151	151		151	(2)
	Santa Rosa	Gas Turbine/Diesel Oil	229	231	(2)	229	(14)
	Ventanilla (15)	Combined Cycle/Natural Gas	457	493	(16)	493
Total Capacity in Peru			1,426	1,469		1,467
Total Endesa Chile			12,320	12,721		12,906

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
“Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil, to produce steam which moves the turbines to generate the electricity.
“Gas Turbine” (GT) or “Open Cycle” refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate the electricity.

“Combined Cycle” refers to the technology of a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity then recuperates the gas that escapes from that process to generate steam to move another turbine.

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.
(2)	Installed capacities certified by Bureau Veritas. (For further details, see “ — B. Business Overview. Note (2) to table Endesa Chile Physical Data per Country”)
(3)	In November 2008, Arroyito power plant increased its installed capacity due to a higher dam elevation.
(4)	The Palmucho plant began commercial operations on November 28, 2007.
(5)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Codelco since 2001.
(6)	Until March 2008, only one of the units was able to use diesel as fuel. Since that date, both units can operate with natural gas and diesel oil.
(7)	San Isidro II plant began commercial operations in open cycle on April 23, 2007. Commercial operations in combined cycle began on January 2008.
(8)	Canela plant (wind farm) began its commercial operation on December 27, 2007
(9)	During 2007, Emgesa and Betania merged and Emgesa added Betania to its generation assets.
(10)	On February 12, 2007, the five units of the Guavio plant were repowered (240 MW each).
(11)	Purchased in 2006. Until 2007 figure represented capacity value for units 1 and 3. Unit 2 was added in 2008, following overhaul and recovery of capacity.
(12)

Minor plants are registered with a total capacity of 96.1 MW. At December 31, 2008 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junta. On January 1, 2006, the minor plant San Antonio (19.5 MW) was withdrawn from the NIS.

(13)	Callahuanca plant was repowered in 2007.
(14)	During 2008, the installed capacity of Santa Rosa was redefined as required by the relevant authority.
(15)	During 2006, Edegel and Etevensa merged and Edegel added Ventanilla to its generation assets.
(16)	The regulator notified maximum capacity with additional fire of the Ventanilla plant in 2007.

In addition to generation power plants, Endesa Chile owns other assets whose amount is not significant, such as transmission assets in Peru and Túnel El Melón in Chile.  These assets, in the aggregate, represent less than 1% of the value of Endesa Chile’s total consolidated assets.

As of December 2008, the Company has received the international standard ISO 14,001 certification of 99% of its installed capacity in South America.

In 2008, Endesa Chile obtained certifications for four additional power plants in Chile: San Isidro II thermoelectric power plant (353 MW), Palmucho hydroelectric power plant (32 MW), Canela I wind farm (18.15 MW) and Ojos de Agua mini hydroelectric power plant (9 MW), for a total of 48 out of 51 generation facilities, which produced 96% of the Company’s total annual electricity generation in 2008.

Investment Projects Completed during 2008

Chile. San Isidro Power Plant Expansion Project

This project consists of the installation of a combined cycle gas turbine) with 379 MW located next to San Isidro, Valparaíso Region.  The Project has three stages of development:

•                  Stage 1:  Operation of gas turbine as an open cycle using diesel (248 MW).  Commercial operations started on April 23, 2007.

•                  Stage 2: Operation of gas turbine as a combined cycle using diesel, reaching 353 MW. In December 2007 San Isidro II synchronized as combined-cycle. The steam unit began commercial operations in January 2008.

•                  Stage 3 (2009, depending on the availability of LNG):  Operation of gas turbine as a combined-cycle using LNG, expecting to have a 377 MW capacity with the use of this fuel.

Chile. Conversion to diesel Taltal Gas Turbine

Taltal power plant was originally designed to use natural gas.  Later one unit was converted to also use diesel in two stages.  In March 2008 the second unit started operations with the capability of using diesel and natural gas.

Chile. Ojos de Agua Project

This project consists of a mini-hydro plant in Chile’s Maule Region, which benefits from limited water flows from La Invernada Lake that power a turbogenerator of 9 MW.  This project was developed by Endesa Eco.  The Ojos de Agua power plant began its commercial operations in June 2008.

Projects under Construction

Chile. Bocamina Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and disposal of ashes.  This second unit will use pulverized coal and the latest technology for reduction of emissions.  Its installed capacity is estimated to be 370 MW and the start-up is planned for 2010.

Chile. LNG Receiving Terminal at Quintero, Valparaíso Region

GNL Quintero S.A. owned by British Gas, or BG, (40%), ENAP (20%), Metrogas (20%) and Endesa Chile (20%) was incorporated in Chile on March 9, 2007.  GNL Quintero intends to develop, build, finance, own and operate an LNG regasification facility at Quintero Bay whereby LNG will be unloaded, stored and regasified.

The project is under construction by Chicago Bridge & Iron.  The commercial operation of the facility is guaranteed by the EPC contractor, with a first stage of 6 million m3/d by July 2009, and final LNG capacity of 9.6 million m3/d (2.5 mtpa), and two 160,000 m3 full containment LNG tanks, in 2010.

Argentina. Manuel Belgrano and José de San Martín Power Plant Projects

Two power plant projects are being developed by Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A, both related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.

Each project consists of the installation of a combined cycle gas turbine of 823 MW, the first located next to Campana, (80 km north from Buenos Aires), and the second, in Timbúes, (35 km north of Rosario).

During 2008, both gas turbines started commercial operation in open cycle, with natural gas.  A couple of months later they were also enabled to use gas oil as alternative fuel.

During 2008, Manuel Belgrano produced 435.9 GWh and Termoeléctrica José de San Martín S.A., 568.3 GWh.  Commercial operations under combined cycle are expected for the second half of 2009.

Peru. Santa Rosa Thermal Plant Expansion Project

This project consists of the expansion of the Santa Rosa 227 MW thermal plant by the construction of a gas turbine in open cycle. The new unit will have a capacity of approximately 188 MW and will use natural gas from Camisea as fuel.  In January 2008, a turn-key contract with Siemens Power Generation was signed for its installation.   Start-up is planned for December 2009.

Chile. Canela II Wind Farm Project

Canela II wind farm includes the expansion of the existing 18 MW wind farm with the installation of additional 60 MW on an adjoining site.  Commercial operations are planned to begin by the end of 2009.

Chile. Quintero Quillota Pipeline

Developed by Electrogás, the project involves the installation of a 28.1 km pipeline to transport the natural gas that will be obtained in the LNG Receiving Terminal at Quintero.  The pipeline was ready to transport gas in March 2009.

In 2007, we entered into two contracts with GNLQ, one for the firm daily transport of 15 million cubic meters, for the period 2009-2029, and one for the interconnection between natural gas production and transport installations.

Projects under Development

Endesa Chile continuously analyzes different growth opportunities in the countries in which it participates.  The most relevant projects in the pipeline are as follows:

Chile. Los Cóndores Project

The project, that already has the environmental approval, is located in the Maule river basin, in Chile’s Seventh Region and consists of a hydroelectric power station of 150 MW that will use the water flows from Maule Lake, using a 4 km long concrete pipe and 9 km long tunnels.  Civil works and electromechanical equipment supply bidding processes were held in 2008.

Chile.  Piruquina Mini Hydro Project

The project is developed by Endesa Eco and is located in the island of Chiloé, 17 km from Castro.  It consists of a run-of-river hydro plant which will use water flow from the Carihueico River. According to the feasibility study, the installed capacity will be 7.6 MW.  During 2008 there was progress in the preparation of the Environmental Impact Study and basic engineering, necessary to call for civil works and equipment bids.

Chile.  Neltume-Choshuenco Hydroelectric Project

The Neltume and Choshuenco projects are located in Chile’s Los Ríos Region, on the upper part of the river Valdivia basin.  The Neltume project consists of a 473 MW hydro plant.  The Choshuenco project uses the flows of the Llanquihue River at its source, at the junction with the Fui and Neltume Rivers, with the possibility of building a run-of-river hydro plant of 128 MW.

During 2008 there was progress in the preparation of Enviromental Impact Study and basic engineering necessary to call for civil works and equipment bids.

Chile.  HidroAysén Project

The HidroAysén hydropower project consists of five hydroelectric power stations, with an aggregate capacity of 2,750 MW, two of which in the Baker River (660 MW and 360 MW) and the other three in the Pascua River (500 MW, 770 MW and 460 MW).  Connection to the SIC electric grid consists of a nearly 2,000 km, 500 kV high-voltage direct current transmission line “HVDC”.

On August 14, 2008, HidroAysén presented its Environmental Impact Assesment (EIA) to the Aysén Corema, beginning the formal evaluation process, which permitted to start certain works.  In October, public hearings started, introducing the project in the relevant localities.

In November, HidroAysén received from Corema the consolidated report of requests for clarifications, and amendments for its EIA which includes extensive comments from public services and the community; subsequently HidroAysén requested a nine month extension of the deadline to answer such report.

Works at HidroAysén have been mainly concentrated in engineering and environmental studies.  The company developed direct contact with local communities through round table meetings, attended by residents and their representatives.

HidroAysén commissioned the design and route studies for the HVDC line that will carry the energy to the SIC, to Transelec, an unrelated transmission company.

Colombia. Quimbo Hydroelectric Project

El Quimbo hydroelectric project will be located in the department of Huila, on the river Magdalena, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generator units. It is expected that the project will start operations by December 2014.

During 2008, the Ministry of the Environment made it possible to start the Environmental Impact Study.  Besides this, definitive pre-feasibility studies were completed and the basic design begun.  The award of the contract for deviation works is expected for 2009, once the environmental license and building permission are approved.

As a result of the award process, Emgesa assumed the obligation to offer firm energy from El Quimbo as of December 2014.

Climate Change

The Company has been involved for a long time in efforts to develop non-conventional renewable energy (NCRE) projects and committed to the reduction of carbon dioxide (“CO2”) emissions.  These projects in Chile include the Canela I (in operation) and II (in construction) wind farms, and mini-hydro units, such as Ojos de Agua (in operation) and Piruquina (in evaluation by the environmental authorities).  These power stations and projects are the first step to develop similar environmentally-friendly power plants in the rest of the countries in which we operate.

NCRE power stations and projects not only provide clean energy, but also allow the Company to trade so-called “carbon bonds” in the international market, associated with non-released greenhouse gases (“GHG”).  The Ojos de Agua mini-hydro power station was registered as Clean Development Mechanism (“CDM”) in April 2007 in the United Nations Framework Convention on Climate Change (UNFCCC) and the Canela I wind farm was registered on April 2009.  As of the date of this Report, an independent consultant is verifying the amount of tons of CO2 equivalent associated with the Ojos de Agua plant for its initial period during the second semester of 2008, in order to allow the Company to trade those emissions. The estimated amount for this period is 8,000 tons of CO2 equivalent; however, going forward, we estimate 20,870 tons of CO2 equivalent per annum.  Since Canela I was not registered as CDM in 2008, it is in the process of verifying and then trading the tons of CO2 equivalent for 2008 in the open market.  The estimated amount for Canela I in 2008 is 18,000 tons of CO2 equivalent.

The Company is also aware that hydroelectric generation is the cleanest source of electricity for the environment in Chile.  Approximately 62% of the Company’s consolidated installed capacity is hydro based; if we only consider Chile, this percentage amounts to 71%.  Additionally, the Company is actively involved in developing new power stations based on hydroelectric capacity, such as Chile’s HidroAysén, that will have an installed capacity of 2,750 MW and Colombia’s El Quimbo, with a projected installed capacity of 400 MW.

The CO2 (GHG) emissions of the Company for the three years ended December 31, 2008 were 7.5 million tons in 2006, 11.5 million tons in 2007 and 11.5 million tons in 2008.

Major Encumbrances

Endesa Costanera’s debt with Mitsubishi Corporation corresponds to the balance of payments in the purchase of equipment.  As of December 31, 2008, the value of the assets pledged as a guarantee of this debt was Ch$ 74 billion.  Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a loan in the amount of Ch$ 27 billion as of December 31, 2007.

Pangue executed a first mortgage on the property where its power plant is located, including the water rights and the concession to establish the power plant.  There is also a lien on the electricity lines, machinery and equipment of the power plant.  Both include the prohibition to sell, transfer or further encumber such assets.  The value of the pledged assets was Ch$ 107 billion as of December 31, 2008.  These encumbrances and prohibitions guarantee the obligations of Pangue with the project lenders: Export Development Corporation and Kreditanstalt für Wiederaufbau.

Edegel has a debt originated in the financing of Ventanilla power plant.  As of December 31, 2008, the value of the assets pledged as a guarantee of this debt was Ch$ 135 billion.

GNLQ project finance required the sponsors, Endesa Chile among them, to encumber their shares in the company as a guarantee for the lenders.

Item 4A.                Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

A.            Operating results

General

The following discussion should be read in conjunction with our audited consolidated financial statements, included in Item 18 in this annual report, and “Selected financial data,” included in Item 3 herein.  Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in some important respects from U.S. GAAP.  See Note 36 to our audited consolidated financial statements.

1.                                     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru.  We also have equity investments in Endesa Brasil, which owns generation companies in Brazil that, are operated by us.  Revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile itself and of our subsidiaries and affiliates, which operate in these five countries.  For the years ended December 31, 2006, 2007 and 2008, non-generation revenues, related to engineering consulting services and, represented 5%, 3% and 3%, respectively, of total consolidated revenues in each of those three years.

Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities and economic conditions, including growth rate, and exchange rates in each country in which we operate are important in determining our financial results.  See “Item 3.  Key Information — D. Risk factors.”  Also, our reported results of operations and financial position have been significantly affected by BT 64, which relates to the consolidation of the results of our companies outside of Chile, as well as other critical accounting policies.

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, leading to nonmaterial impacts on consolidated figures.  The impact of these factors on us, for the years covered by this Report, is discussed below.

a.             Hydrological Conditions

In terms of installed capacity, in 2006, 2007 and 2008, approximately 64%, 63% and 62% of Endesa Chile’s consolidated installed capacity, respectively, has been hydroelectric.  Consolidated hydroelectric capacity was 7,876 MW as of December 31, 2006, 7,968 MW as of December 31, 2007 and 7,985 MW as of December 31, 2008.  The increase in total hydro capacity between 2007 and 2008 came mainly from El Chocón and Endesa Chile.  (See “Item 4. Information on the Company — A. History and Development of the Company”).  As of December 31, 2008, 62% of our consolidated generation capacity is dependent upon the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.

Hydrological conditions for the period between 2006 and 2008 have not led to material changes in our financial condition and results of operations.  Hydroelectric generation was 38,617 GWh in 2006, 32,687 GWh in 2007 and 32,315 GWh in 2008.  The generation decrease in 2008 is associated with dryer conditions in Chile, Argentina and Peru.  Total operating income was Ch$ 541.8 billion in 2006, Ch$ 570.8 billion in 2007 and Ch$ 893.4 billion in 2008.

In Endesa Chile, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases.  Our thermal capacity and ability to purchase electricity from other generators, given the regulatory framework of the industry in these countries, enables us to increase thermal generation and/or purchase electricity from other industry players in order to maintain the level of physical sales when hydrological conditions lead to a reduction in hydroelectric generation.  Additionally, when hydrology is low, given the industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, the market price of electricity generally increases.  Low hydrology may therefore lead to greater revenues (depending on the weight of all the effects), and sometimes, greater operating income.

In terms of expenses, operating costs of thermal generation and energy purchases are greater than the corresponding variable cost of hydroelectric generation.  The cost of thermal generation does not directly depend on the level of hydrology.  However, the cost of electricity purchases in the spot market does depend on the hydrology.

The impact of low hydrology on operating results depends on the sensitivity or reaction to electricity prices in the market, the severity of the impact of hydrological conditions on the Company’s hydroelectric generation, the Company’s cost of thermal generation and the need for energy purchases.  The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results.

b.             Regulatory Developments

The regulatory frameworks governing our business in the five countries where we operate have a material effect on our results from operations.  In particular, regulators set generation tariffs taking into consideration factors such as the cost of fuels, level of reservoirs, exchange rates, future investment in installed capacity and growth in demand, all of which are intended to allow companies to earn a regulated level of return on their investment, and guarantee quality service and reliability. Accordingly, the earnings of our subsidiaries are determined in significant part by the actions of government regulators, mainly through the tariff fixation process. For additional information relating to the regulatory frameworks in the countries in which we operate, please see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

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

Economic Growth and Electricity Demand

In most of the countries in which we operate the worldwide financial crisis adversely impacted economic growth in 2008.  Demand for electricity was also lower compared to the prior year due to the economic constraints in those countries.  The GDP and electricity growth rate for the years covered by this Report are included in the following table:

	2006		2007		2008
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (1) (%)	Electricity Demand Growth (%)
Chile (2)	4.3	6.0	5.1	4.7	3.2	0.3
Argentina	8.5	5.9	8.7	5.2	7.0	2.9
Colombia	6.8	4.1	7.7	4.0	2.5	2.7
Brazil	3.8	3.9	5.4	4.8	5.1	2.6
Peru	7.7	7.7	8.9	10.7	9.8	9.7

(1)          Sources: For Chile, Central Bank of Chile.  For Argentina, Colombia, Brazil and Peru, World Economic Outlook

(April 2009) estimate of the International Monetary Fund, and internal Company physical energy data for 2006-2008.

(2)          Electricity Demand Growth in the Central Interconnected System (SIC) and the Northern Grid System (SING).

Local Currency Exchange Rate

The value of the local currency in the countries in which we operate may have a significant impact on our operating results and overall financial position depending on the percentage of dollar-denominated assets, liabilities, revenues and expenses, including depreciation and interest expense.  A devaluation or depreciation of local currencies against the dollar affects our operating margins by increasing the value of sales denominated in dollars and the value of operating expenses, such as fuel priced in dollars, and depreciation of assets valued in dollars when expressed in local currency.  Interest expense fixed in dollars and the value of dollar-denominated debt on the balance sheet increase, as well.  Conversely, the appreciation of local currencies against the dollar affects operating margins by reducing revenues denominated in dollars when expressed in local currencies, and reduces the value of operating expenses denominated in dollars.  Interest expense of dollar-denominated debt also declines.

As of December 31, 2008, Endesa Chile had total consolidated indebtedness of $ 4,343 million, of which 65% was denominated in dollars, 15% denominated in Chilean pesos, 16% is in Colombian pesos, 3% in soles and 1% in Argentine pesos.

The following table includes year-end and average local currency dollar exchanges for the period covered by this Report.

	Local Currency U.S. Dollar Exchange Rates
	2006		2007		2008
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	529.64	532.39	521.7	496.89	521.8	636.45
Argentina (peso per dollar)	3.08	3.061	3.14	3.149	3.16	3.45
Colombia (peso per dollar)	2,358.3	2,239.0	2,074	2,009	1,963	2,246
Brazil (reais per dollar)	2.17	2.14	1.94	1.77	1.83	2.34
Peru (sol per dollar)	3.27	3.20	3.13	2.99	2.92	3.14

For the twelve-month period ended December 31, 2008, our revenues amounted to $ 3,915 million of which approximately 19% were denominated in dollars, and approximately 49% were linked in some way to the dollar.  In respect of the total balance, the equivalent of $ 88 million were revenues in pesos, $ 542 million in Colombian pesos, $ 555 million in Argentine pesos and $ 70 million in soles.

d.             Technical Bulletin 64 and Other Critical Accounting Policies

Technical Bulletin 64

Our consolidation of the results of our non-Chilean subsidiaries has been governed by Technical Bulletin 64 (BT 64).  BT 64 establishes a mechanism to consolidate the financial results of a non-Chilean company, which are prepared in local GAAP and denominated in local currency, with the financial results of its Chilean parent company, which are prepared in Chilean GAAP and denominated in pesos. The implementation of BT 64 affects the reporting of our operating results.  In particular, exchange rate variations, if significant, can materially affect the amounts of operating revenues and expenses reported in the Company’s consolidated financial statements in Chilean GAAP, as well as generate material non-operating gains and losses.

BT 64—Conversion Effect.  BT 64 requires Endesa Chile to convert the financial statements of its non-Chilean subsidiaries from local currency to dollars and to restate these financial statements into Chilean GAAP. A restatement could convert the dollar amounts into pesos. The gain or loss resulting from this balance sheet conversion is referred to as the “conversion effect.” To convert monetary assets and liabilities of its non-Chilean subsidiaries to dollars, Endesa Chile must use the dollar/local currency exchange rate applicable at period-end.  In order to convert Endesa Chile’s equity interests in such subsidiaries, as well as such subsidiaries’ non-monetary assets and liabilities, to dollars, Endesa Chile must use the dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred.

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

BT  64—Equity Hedge.  BT 64 allows dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries to be hedged by the investing company against and limited to the book value of such equity investments.  For purposes of BT 64, all the countries where we have investments — Argentina, Brazil, Colombia and Peru — are considered unstable countries.  This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments.  If the book value of an equity investment is lower than the dollar-denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of dollar-denominated debt that is not hedged are included in determining net income. On the other hand, if the book value of an equity investment is higher than the dollar-denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity referred to as cumulative translation adjustment for GAAP purposes.

U.S. GAAP Reconciliation

Our audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP.  See Note 36 to our audited Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as well as the reconciliation to U.S. GAAP of net income and total shareholders’ equity.

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

The following table sets out the differences between consolidated net income (loss) and Shareholders’ Equity as reported under Chilean GAAP and U.S. GAAP:

	Chilean GAAP	U.S. GAAP
	(in millions of constant Ch$ as of December 31, 2008)
Net income for the year ended December 31:
2006	221,685	247,828
2007	209,566	197,591
2008	442,592	394,902

Shareholders’ equity as of December 31:
2006	2,098,600	1,688,864
2007	2,051,923	1,738,957
2008	2,364,524	1,905,724

Critical Accounting Policies

Financial Reporting Release FR-60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below.  In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction and does not allow for management’s judgment to enter into its application.  For a summary of significant accounting policies and methods used in the preparation of financial statements, see Note 2 to our consolidated financial statements.

Impairment of Long-lived Assets

In accordance with Chilean GAAP, the company evaluates the recoverability of the carrying amount of property, plants and equipment and other long-lived assets to determine impairment in relation to the recoverable value (calculated on the basis of operating performance and future non-discounted cash flows of the underlying business), assessed individually for each entity to determine the possibility of an impairment.  These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable.  An impairment is recorded based on a “useful value,” which is the present value of future cash flows as they compare to current carrying amounts.  The most relevant estimates made in determining the recoverability of long-lived assets depend on expectations surrounding the company’s business plan, including macroeconomic framework and assumptions regarding GDP growth, inflation and interest rates, growth estimates for energy demand, estimated installed capacity, hydrology, regulations and frameworks governing tariffs, fixed and variable costs, etc, all of which have an important impact on the calculations.

Impairment of our property, plants and equipment and other long-lived assets may have a material negative impact on our operating profit in any period, depending on the outcome of impairment tests.  For years ending on December 31st, 2008, 2007 and 2006, management concluded that the book value of our assets did not exceed their carrying value.  Given certain key economic factors subject to fluctuations, climatic conditions and global prices of fuels used in energy production, it is likely that the expected operating conditions may change significantly from period to period.

Impairment of Goodwill

Under Chilean GAAP, accounting treatment of goodwill requires management to estimate an adequate goodwill amortization period and assess recoverability of the carrying value of goodwill in situations where there may be a loss.  The maximum amortization period permitted for goodwill under Chilean GAAP is 20 years.  The following factors are taken into account when estimating the appropriate goodwill amortization period:

•                  Expected useful life of the business and expectations regarding future benefits associated with the business or unidentifiable assets;

•                  Expected actions to be taken by existing and prospective competitors; and

•                  Legal, regulatory or contractual provisions that may have an impact on useful life.

An assessment on the recoverability of goodwill is conducted systematically at the end of each year or more frequently if deemed necessary after the initial assessment.

We have used the “useful value” when calculating recoverability of goodwill.  Forecasts of future cash flows before taxes are determined on the basis of macroeconomic frameworks that take into account GDP growth estimates, inflation, interest and exchange rates, anticipated growth in energy demand, forecasts of installed capacity, hydrology, regulatory and tariff frameworks, variable and fixed costs, etc., all of which have a material impact on the calculation.  Accordingly, calculations include the best possible cost and revenue estimates for the various companies, using industrial forecasts, past experience and future expectations for upcoming years, in addition to reasonable growth rates for those years.

Based on the outcome of these estimates for the various cash generating units, management believes that as of December 31, 2008, the goodwill recorded will be entirely recoverable in the future.

Litigation and Contingencies

The company is currently involved in certain legal and tax proceedings. As discussed in Note 29 of our Consolidated Financial Statements, as of December 31, 2008, we have come to an estimate of the likely costs for the resolution of these claims.  We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis on potential results, assuming a combination of litigation and settlement strategies.

Except for the case of the material proceedings described in Note 29 of our Consolidated Financial Statements, as of December 31, 2008 we do not know when these legal or tax proceedings will come to an end.

Pension and Post-Retirement Benefits Liabilities

We sponsor several benefit plans for our employees.  These plans pay benefits to employees at retirement using formulas based on employee years of service and compensation.  We provide certain additional benefits for certain retired employees as well.

Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans.  The accounting applied to these benefit plans involves actuarial calculations, which contain key assumptions, including: employee turnover, life expectancy and retirement ages, discount rates, expected returns on assets, future salary and benefit level, claim rates under medical plans and future medical cost.  These assumptions change as market and economic conditions change and any change in any of these assumptions could have a material effect on our reported results from operations.  Once every three years we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by Technical Bulletin No. 8.

The following table shows the effect of a 1% decrease in the discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2007	2008
	(increase in millions of Ch$ )
Projected benefit obligation	1,958	2,068

The following table shows the effect of a 1% change in the discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2007	2008
	(increase in millions of Ch$ )
Accumulated post-retirement benefit obligation	807	855

Introduction of International Financial Reporting Standards

On August 28, 2007, the SVS announced the adoption of International Financial Reporting Standards (IFRS) in Chile beginning on January 1, 2009, in keeping with which Endesa Chile voluntarily adopted these standards as of that date.  Pursuant to the convergence plan set forth by the company, at present Endesa Chile is studying the impact IFRS application will have on its financial standards.

SAB 74 Disclosures - Recent Accounting Pronouncements

See note 36 - 2 r

2.              Country by Country Comparative Analysis of Operating Results and Details of Non-Operating Figures 2007 vs. 2008

Revenues from operations

It is important to note that when comparing annual consolidated figures in pesos, the fluctuations of all local currencies against the dollar affected the Company’s results.

	Year ended December 31,
	2007	2008
	(as a % of total)
Chile	56.5	56.1
Argentina	15.3	14.2
Colombia	18.4	19.8
Peru	9.7	9.9
Total Consolidated Revenues	100.0	100.0

Endesa Chile’s revenues that were not related to its electricity business accounted for 1.5% of total consolidated revenues in 2008.  We consider those revenues to be immaterial and believe that they do not affect the analysis of the company’s consolidated financial statements.  These revenues come mainly from engineering consulting services and a tunnel concession.  The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2007 and 2008, and the percentage changes year to year:

	Year ended December 31,
Revenues	2007	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Generation (Chile)	1,032,187	1,360,684	31.8
Other businesses (Chile)	31,287	37,665	20.4
Argentina	288,520	352,943	22.3

	Year ended December 31,
Revenues	2007	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Colombia	346,395	493,221	42.4
Peru	182,276	247,072	35.6
Total Revenues	1,880,664	2,491,589	32.5

	Year ended December 31,
Energy Sales	2007	2008	% Change
	(GWh)	(GWh)	(GWh)
Chile	19,212	19,808	3.1
Argentina	12,406	11,098	(10.5)
Colombia	15,613	16,368	4.8
Peru	7,994	8,461	5.8
Total	55,225	55,735	0.9

Total generation revenues in Chile in 2008 increased by 31.8% from Ch$ 1,032 billion in 2007 to Ch$ 1,361 billion in 2008, mainly as a result of higher prices on average.  The increase in physical sales was 3.1%, mainly explained by a 36.5% increase in energy sales to the spot market to 3,317 GWh.  In the spot market, the average energy market price was $ 207 per MWh in the SIC, compared to $ 172 in 2007, due to the impact of higher commodity prices and lower hydrology in the first half of the year.  Sales to regulated customers decreased by 0.3% at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile.  The average prices for regulated customers, during 2008 compared with 2007, increased from $ 81 per MWh in December 2007 to $ 113 per MWh in December 2008, reflecting the higher costs of generation of the system.  The total average sales price of Endesa Chile in Chile increased by 40%, from $ 96 per MWh in 2007 to $ 134.3 per MWh in 2008.

Total revenues in Argentina increased by 22.3% in 2008, from Ch$ 288.5 billion in 2007 to Ch$ 352.9 billion in 2008.  This improvement was the result of higher average prices during 2008, which offset the 10.5% decrease in physical sales.  Physical energy sales from El Chocón amounted to 2,554 GWh, a 35.4% decrease from 2007.  Average sales price of El Chocón was Ar$ 103.8 per MWh in 2008, 22% higher than the year before. Energy sold by Endesa Costanera increased by 1.1% to 8,543 GWh in 2008.  There was also an increase in average energy prices given the lower hydrology and the dispatch of electricity at higher costs.  The average sale price in Endesa Costanera, expressed in pesos, increased by 11% during the year, reaching an average of Ar$ 171.6 per MWh.  In Argentina, the sales mix at spot and non-regulated markets was 78% and 22%, respectively.  For additional information of Main Customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”  The net impact of the depreciation of the average Argentine peso and the depreciation of the Chilean peso in relation to the dollar, due to the BT64 conversion, resulted in additional Ch$ 34.6 billion in revenues in Endesa Costanera and Ch$ 9.2 billion in El Chocón.

Total revenues in Emgesa (Colombia) increased by 42.4%, from Ch$ 346.4 billion in 2007 to Ch$ 493.2 billion in 2008, mainly due to the effect of the conversion to Chilean GAAP explained by the exchange rate fluctuations with respect to the dollar in Chile and Colombia, that amount to Ch$ 84 billion of this growth; an11% increase in average sales price in local currency, amounting to CPs$ 83,800 per MWh in 2008 as well as a 5% increase in sales volume.  The sales mix in 2008 at regulated, spot and non-regulated prices was 53%, 32% and 15%, respectively.  For additional information of Main Distribution and Trading Customers in Colombia see “Item 4. Information on the Company — B. Business Overview.”

Revenues of Edegel (Peru) increased by 35.6%, from Ch$ 182.3 billion in 2007 to Ch$ 247.1 billion in 2008, partly explained by the effect of the conversion to Chilean GAAP following the  devaluation of the Chilean peso against the dollar and the appreciation of the average Peruvian sol against the dollar, that amounted to Ch$ 47 billion.  Physical energy sales increased by 6% and average prices, expressed in local currency, decreased from 130.5 soles per kWh in 2007 to 124.4 soles per kWh in 2008.  The sales mix at non-regulated, regulated and spot prices was 55%, 42% and 3%, respectively.  For additional information of Main Customers in Peru see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2007 and 2008 and the percentage change from year to year:

	Year ended December 31,
	2007	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Operating Expenses (1)
Generation (Chile) (2)	648,765	786,692	21.3
Other businesses (Chile)	25,723	29,690	15.4
Argentina	256,481	328,917	28.2
Colombia	166,391	223,279	34.2
Peru	122,325	181,245	48.2
Consolidated Adjustments Foreign Subs	(1,036)	(810)	(21.8)
Total	1,218,649	1,549,013	27.1

(1)          Excludes SG&A expenses.

(2)          Includes all subsidiaries and investment vehicles in Chile.

Operating costs under the generation business in Chile increased by 21.3% in 2008 compared to 2007, given lower hydroelectric generation and higher thermal generation using diesel at extremely high costs instead of natural gas, as natural gas restrictions from Argentina continued during 2008.  This situation led fuel costs in Chile to increase by Ch$ 144.4 billion during the year. The average variable cost of generation, excluding the cost of energy purchases, rose by 22.6%, from Ch$ 24.3 per kWh in 2007 to Ch$ 29.8 per kWh in 2008, as a result of the 7.2% increase in thermal electric generation using diesel.  The cost of electricity purchases, including energy and capacity, decreased from Ch$ 65.2 billion in 2007 to Ch$ 56.8 billion in 2008, due to 61.3% decrease in physical energy purchases.  The average cost of purchases increased from Ch$ 62.5 per kWh in 2007 to Ch$ 141.1 per kWh in 2008.

Operating expenses in Argentina increased by Ch$ 72.4 billion, from Ch$ 256.5 billion in 2007 to Ch$ 328.9 billion in 2008.  Hydro generation decreased by 47.5% while thermoelectric generation increased by 1.4%.  The cost of fuel increased by Ch$ 45.9 billion in 2008, due to higher prices of fuel when compared to the price of fuels in 2007.  The average variable generating cost increased from Ch$ 16.0 per kWh in 2007 to Ch$ 22.0 per kWh in 2008.  Electricity purchases, including energy and capacity, rose by Ch$ 7.8 billion in 2008, due to an increase in physical energy purchases in the spot market, with an average purchase price increase from Ch$ 19.7 per kWh in 2007 to Ch$ 21.6 per kWh in 2008. The combined effect of the fluctuations of the peso and the Argentine peso against the dollar decreased total operating expenses of Endesa Costanera by Ch$ 34.6 billion in 2008 when compared to 2007, and Ch$ 5.1 billion of El Chocón operating expenses.

Colombia’s operating expenses increased by 34.2%, from Ch$ 166.4 billion in 2007 to Ch$ 223.3 billion in 2008, primarily because of the conversion to Chilean GAAP given the exchange rate fluctuations of the Colombian peso and the peso against the dollar and higher prices of fuel and purchasing prices towards the end of 2008.  The average variable generation cost, excluding the cost of energy purchases, increased from Ch$ 5.8 per kWh in 2007 to Ch$ 7.8 per kWh in 2008.  Tolls and energy transportation costs increased by Ch$ 17.7 billion.  Electricity purchases, including energy and capacity, increased by Ch$ 11.6 billion in 2008 and the average purchase price rose from Ch$ 12.1 per kWh in 2007 to Ch$ 16.0 per kWh in 2008.  The combination of the fluctuations of the appreciation of the average Colombian peso against the dollar in 2008 and the devaluation of the Chilean peso resulted in Ch$ 38 billion in additional costs.

Operating expenses in Peru increased by 48.2% from Ch$ 122.3 billion in 2007 to Ch$ 181.2 billion in 2008.  This was primarily due to the conversion to Chilean GAAP given the exchange rate fluctuations of the sol and the peso against the dollar and increased use of diesel at higher prices due to capacity constraints in the natural gas pipeline.  The average variable generating cost, excluding the cost of electricity purchases, was Ch$ 6.7 per kWh in 2007 compared to Ch$ 10.1 per kWh in 2008.  The combination of the fluctuations of the peso and the sol against the dollar in 2008 led to a net decrease in operating expenses of Ch$ 29 billion.

Administrative and Selling Expenses

Administrative and selling expenses relate to compensation, administrative expenses, depreciation and amortization, and office materials and supplies.  These expenses increased by Ch$ 21.9 billion in 2008.

The table below sets forth the breakdown of selling and administrative expenses for 2007 and 2008 and the percentage change from year to year:

	Year ended December 31,
	2007(1)	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008 except percentages)
Administrative and Selling Expenses
Chile	20,989	24,945	18.8
Argentina	4,212	6,017	42.9
Colombia	5,468	6,971	27.5
Peru	9,845	11,459	16.4
Consolidated Adjustment Foreign Subs	(133)	(176)	(32.3)
Total Selling and Administrative Expense	40,381	49,215	21.9

(1)         The differences in Chile, Argentina and Peru compared to last year’s Form 20-F are explained by accounting reclassifications associated with the investment vehicles in each country.

The increase in Selling and Administrative expenses of 21.9% in 2008 mainly comes from Chile due to higher depreciation expenses and higher compensation to employees. In other countries, the increase is mainly due to higher compensation to employees.

Operating Margin and Operating Income

Our operating margin, or operating income as a percentage of revenues, increased from 33.1% in 2007 to 35.9% in 2008.  This increase is due to higher operating margins reported in Chile and Colombia, partially offset by the lower operating margin in Argentina and Peru.  The following is our operating margin by country:

	Year ended December 31,
	2007	2008
Operating Margin
Chile	34.6%	39.8%
Argentina	9.7%	5.1%
Colombia	50.4%	53.3%
Peru	27.6%	22.0%
Total Operating Margin	33.1%	35.9%

Endesa Chile’s consolidated operating income reached Ch$ 893.4 billion in 2008 compared to Ch$ 621.6 billion in 2007.  The following table breaks down operating income by country for the years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007(1)	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Operating Income
Generation (Chile)	363,843	550,712	51.4
Other businesses (Chile)	4,153	6,310	51.9
Argentina	27,828	18,009	(35.3)
Colombia	174,536	262,971	50.7
Peru	50,105	54,372	8.5
Consolidated Adjustment Foreign Subs	1,169	986	(0.2)
Total Operating Income	621,634	893,360	43.7

(1)          The differences in Chile, Argentina and Peru compared to last year’s Form 20-F are explained by accounting reclassifications associated with the investment vehicles in each country.

In Chile, in the generation business, operating income was Ch$ 550.7 billion, 51.4% over the Ch$ 363.8 billion accounted in 2007.  This increase is primarily the result of an increase in revenues as the average price remained relatively high during 2008 due to higher generation costs of the electricity throughout the country.  Beside the low hydrology during the first half of 2008, the natural gas restrictions from Argentina also forced our thermal facilities to burn diesel, leading to Ch$ 144.4 billion of higher fuel costs, thus increasing total operating expenses by 21% to Ch$ 786.7 billion in 2008 which explains the increase of the operating margin from 35.3% in 2007 to 40.5% in 2008.

The low hydrology in El Chocón area, the lack of natural gas and high fuel prices for Endesa Costanera led 2008 operating income in Argentina to decrease to Ch$ 18.0 billion, compared to Ch$ 27.8 billion in the previous year, a decrease of 35.3%.  These effects also explain the drop in Argentina’s operating margin from 9.7% in 2007 to 5.1% in 2008. Its commercial policy enabled Endesa Costanera to increase operating income to Ch$ 6.3 billion, as a result of a 31% increase in revenues mainly due to the rise in average prices.  On the other hand, El Chocón showed a reduction in operating income to Ch$ 11.9 billion in 2008, due to a 35% fall in physical sales, explained by the reduced dispatch caused by low hydrology.

Operating income in Colombia was Ch$ 263.0 billion in 2008, Ch$ 88.4 billion more than that for 2007.  As explained above, this improvement is mainly explained by the effect of the conversion to Chilean GAAP due to exchange rate fluctuations with respect to the dollar in Chile and Colombia, and also by higher average sales prices and a 5% greater sales volume, with better hydro dispatch.  On the other hand, operating expenses for their part rose by 34%, mainly due to higher tolls and purchases of energy and power.  All these elements explain the increase in Emgesa’s operating margin from 50.4% in 2007 to 53.3% in 2008.

The Peruvian subsidiary of Endesa Chile, Edegel, accounted for operating income of Ch$ 54.4 billion in 2008, an increase of 8.5% from 2007, due to the effect of the conversion to Chilean GAAP following US dollar exchange rate fluctuations in Chile and Peru.  Operating expenses increased by 48%, partly due to the conversion to Chilean GAAP, but also as a result of greater thermal generation with diesel because of maintenance work and constraints on the Camisea natural gas pipeline, and also due to more expensive diesel prices.  The latter made Edegel’s operating margin drop from 27.6% in 2007 to 22.0% in 2008.

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2007	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Non-operating income:
Interest income	25,346	28,676	13.1
Equity income of non-consolidated affiliates	51,125	119,628	134.0
Other non-operating income	19,511	79,233	306.1
Non-operating expenses:
Interest expense	193,329	194,845	0.8
Equity losses of non-consolidated affiliates	62,509	5,971	(90.4)
Goodwill amortization	991	1,185	19.6
Other non-operating expenses	92,838	80,094	(13.7)
Monetary correction:
Price level restatement	9,642	425	(95.6)
Foreign Exchange translation	18,090	(30,563)	(268.9)
Non-operating results	(225,951)	(84,697)	(62.5)

Non-operating loss in 2008 amounted to Ch$ 84.7 billion, compared to a loss of Ch$ 226.0 billion in 2007, positively affecting the Company’s net income for 2008.  The principal variations in the non-operating result are as follows:

Net income from investments in related companies increased by Ch$ 125.0 billion in 2008 compared to 2007.  This variation is basically explained by Ch$ 68.2 billion of improved results from the affiliate company Endesa Brasil and also by an investment impairment booked by GasAtacama Holding Ltda. in 2007 for an amount of Ch$ 53.2 billion.

Net other non-operating income and expenses showed an improvement of Ch$ 72.5 billion, mainly explained by Ch$ 84.1 billion of better result of the conversion adjustment (BT64) of our foreign subsidiaries, mainly in Colombia and Peru, by Ch$ 10.0 billion of reduced provisions for capital tax in Colombia, and by Ch$ 4.5 billion of reduced provisions for contingencies and litigation.  This was partially offset by Ch$ 18.6 billion of taxes on the dissolution of Cono Sur and the deregistration of Endesa Chile’s branch in the Cayman Islands and by Ch$ 5.7 billion of higher net expenses in recalculations of certain energy and capacity sales.

Consolidated interest expenses rose by Ch$ 1.5 billion, from Ch$ 193.3 billion in 2007 to Ch$ 194.8 billion in 2008, an increase of 0.8%.  Interest income rose by Ch$ 3.3 billion, from Ch$ 25.3 billion in 2007 to Ch$ 28.7 billion in 2008, mainly in Chile due to higher average cash balances maintained as a conservative measure to face the global financial markets.

Price-level restatements showed a negative change of Ch$ 9.2 billion, mainly due to the effect of higher inflation in 2008 in Chile, which reached 8.9%, compared to 7.4% in 2007.  This change affects non-monetary assets and liabilities and certain monetary items, mainly bonds denominated in U.F., as well as the restatement of the income statement accounts.

Exchange rate differences showed a negative change of Ch$ 48.7 billion in 2008 compared to 2007, from a gain of Ch$ 18.1 billion in 2007 to a loss of Ch$ 30.6 billion in 2008.  This is mainly explained by fluctuations in the exchange rate between both years.  In 2008, the Chilean peso depreciated against the dollar by 22% in contrast to a 7% appreciation of the peso in 2007.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2007	2008	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Operating income	621,634	893,360	43.7
Non-operating expense	(225,951)	(84,697)	(62.5)
Income before taxes, minority interest and negative goodwill amortization	395,683	808,664	104.4
Current income taxes	(87,126)	(164,363)	88.6
Deferred income taxes	(36,381)	(27,194)	(25.3)
Total income taxes	(123,507)	(191,557)	55.1
Minority interest	(67,381)	(180,686)	168.2
Amortization of negative goodwill	4,772	6,172	29.3
Net income	209,566	442,592	111.2

Income Taxes.   Income taxes rose by Ch$ 68.0 billion in 2008 compared to 2007.  Consolidated income tax amounted to Ch$ 191.6 billion, comprising a charge for income tax of Ch$ 164.4 billion and Ch$ 27.2 billion of deferred taxes.  Current income tax showed an increase over 2007 of Ch$ 77.2 billion, related to taxable income, mainly in Endesa Chile, Pehuenche, Pangue, and Emgesa in Colombia.  Deferred taxes showed a reduction of Ch$ 9.2 billion compared to 2007.  The Company’s effective tax rate (the ratio of total income taxes to income before taxes) declined from 31% in 2007 to 24% in 2008, due to the combined effect of the 43,7% higher operating income and the 62,5% decrease in non-operating expenses.

Minority Interest.  Minority interest expenses increased by Ch$ 113.3 billion in 2008, primarily due to higher net income in our Colombian subsidiary, Emgesa.

3.              Country by Country Comparative Analysis of Operating Results and Details of Non-operating Figures 2007 vs. 2006

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

Other non-core business revenues accounted for 4.8% of total consolidated revenues in both 2007 and 2006.  These businesses are engineering consulting services and third-party sales. The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2006 and 2007, and the percentages change from year to year:

	Year ended December 31,
Revenues (1)	2006	2007	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Generation (Chile)	740,397	1,032,187	39.4
Other businesses (Chile)	31,176	31,287	0.4
Argentina	275,339	288,520	4.8
Colombia	320,262	346,395	8.2
Peru	196,704	182,276	(7.3)
Total Revenues	1,563,878	1,880,664	20.3

(1)          The differences in Chile, Argentina and Peru compared to last year’s Form 20-F are explained by accounting reclassifications associated with the investment vehicles in each country.

	Year ended December 31,
Energy Sales	2006	2007	% Change
	(GWh)	(GWh)	(GWh)
Chile	20,923	19,212	(8.2)
Argentina	13,926	12,406	(10.9)
Colombia	15,327	15,613	1.9
Peru	6,767	7,994	18.1
Total	56,943	55,225	(3.0)

Total generation revenues in Chile in 2007 increased by 39.4% from Ch$ 740.4 billion in 2006 to Ch$ 1,032.2 billion in 2007, as a result of higher regulated prices and spot prices, on average. Endesa Chile and its Chilean subsidiaries sold 2,430 GWh on the spot market, where the average energy market price was $ 187.9 per MWh. The decline in physical sales was 8.2%, mainly explained by a 51.3% decrease in energy sales to the spot market to 2,430 GWh, partially compensated by a 6.9% increase of energy sales to regulated customers to 11,502 GWh, at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile. The prices for non-regulated customers, during 2007 compared with 2006, showed an increase in value, which positively affected the company’s revenues, reflecting the higher costs of generation of the system. The total average sales price of Endesa Chile in Chile increased by 58.3%, from Ch$ 33.3 per kWh in 2006 to Ch$ 52.8 per kWh in 2007.

Total revenues in Argentina increased by 4.8% in 2007, from Ch$ 275.3 billion in 2006 to Ch$ 288.5 billion in 2007. This improvement was the result of higher average prices during 2007, which offset the 10.9% decrease in physical sales. Physical energy sales from El Chocón amounted to 3,956 GWh, a 23.8% decrease from 2006.  The effect of the BT 64 conversion decreased revenues by Ch$ 10.2 billion. Energy volume sold by Endesa Costanera decreased by 3.3% to 8,450 GWh compared to 8,736 GWh in 2006, due to lower generation.  There was also an increase in energy prices following the higher reference price of natural gas determined by the local regulator. In Argentina, the sales mix at spot and non-regulated prices was 80.9% and 19.1%, respectively. For additional information of Main Distribution and Trading Customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”

The average sale price for our Argentine subsidiaries, expressed in pesos, increased by 17.6%, from Ch$ 19.8 per kWh in 2006 to Ch$ 23.3 per kWh in 2007. However, when expressed in Argentine local currency, the average energy sale price increased by 37.5% in 2007.  The increase in the average sale price is mainly due to an increase in the wholesale market spot price.

Total revenues in Colombia (Emgesa) increased by 8.2%, from Ch$ 320.3 billion in 2006 to Ch$ 346.4 billion in 2007, primarily due to the new reliability charge, which started to apply in 2007 and positively affected revenues by approximately $ 44 million.  The sales mix in 2007 at regulated, spot and non-regulated prices was 51.5%, 32.5% and 16.0%, respectively. For additional information of Main Distribution and Trading Customers in Colombia see “Item 4. Information on the Company — B. Business Overview.” Our Colombian subsidiaries’ average price, expressed in pesos, rose by 6.2%, from Ch$ 20.8 per kWh in 2006 to Ch$ 22.1 per kWh in 2007.  When expressed in Colombian local currency, the nominal average sales price increase was 13.8% in 2007.

Revenues of our electricity generator in Peru (Edegel) decreased by 7.3%, from Ch$ 196.7 billion in 2006 to Ch$ 182.3 billion in 2007, primarily due to a 21.6% lower average sales price, which offset the 18.1% increase of physical energy sales. The drop in average prices is a consequence of the good hydrology and the reduction of the regulated price due to the indexation to the local exchange rate and to the lower price of natural gas. The sales mix at non-regulated, regulated and spot prices was 53%, 41.7% and 5.3%, respectively.  For additional information of Main Distribution and Trading Customers in Peru see “Item 4. Information on the Company — B. Business Overview.” The company’s average sales price, expressed in pesos, declined from Ch$ 28.9 per kWh in 2006 to Ch$ 22.7 per kWh in 2007, as a result of the 15.1% appreciation of the Chilean peso against the dollar in real terms, partially compensated by the 4.6% appreciation of the sol against the dollar.  When expressed in Peruvian local currency, the nominal average sales price decreased by 13.1% in 2007.

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2006 and 2007 and the percentage change from year to year:

	Year ended December 31,
	2006	2007	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Operating Expenses (1)
Generation (Chile) (2)	381,352	648,765	70.1
Other businesses (Chile)	26,665	25,723	(3.5)
Argentina	230,339	256,481	11.3
Colombia	172,992	166,391	(3.8)
Peru	117,898	122,325	3.8
Consolidated Adjustments Foreign Subs	(1,460)	(1,036)	—
Total	927,786	1,218,649	31.4

(1)          Excludes SG&A expenses.

(2)          Includes all subsidiaries and investment vehicles in Chile.

Operating costs in Chile increased by 70.1% in 2007 compared to 2006, given lower hydroelectric generation and higher thermal generation using diesel instead of natural gas, as natural gas restrictions from Argentina continued during 2007.  This situation led fuel costs in Chile to increase by Ch$ 223.3 billion during the year. The average variable cost of generation, excluding the cost of energy purchases, rose by 139.4%, from Ch$ 10.2 per kWh in 2006 to Ch$ 24.5 per kWh in 2007, as a result of the 97.9% increase in thermal electric generation.  The cost of electricity purchases, including energy and capacity, increased from Ch$ 62.9 billion in 2006 to Ch$ 65.1 billion in 2007, despite a 20.9% decrease in physical energy purchases. The average price of purchases increased from Ch$ 47.8 per kWh in 2006 to Ch$ 62.5 per kWh in 2007.

Operating expenses in Argentina increased by Ch$ 26.1 billion, from Ch$ 230.3 billion in 2006 to Ch$ 256.5 billion in 2007. Hydro and thermoelectric generation decreased by 26.7% and 3.3%, respectively.  The cost of fuel increased by Ch$ 26.1 billion in 2007, due to higher prices of fuel in the generation of electricity when compared to the price of fuels in 2006. The average variable generating cost increased from Ch$ 12.4 per kWh in 2006 to Ch$ 16.0 per kWh in 2007. Electricity purchases, including energy and capacity, rose by Ch$ 771 million in 2007, due to an increase in physical energy purchases in the spot market, which led the average purchase price decrease from Ch$ 25.3 per kWh in 2006 to Ch$ 19.7 per kWh in 2007. The combined effect of the appreciation of the peso against the dollar and the depreciation of the Argentine peso against the dollar decreased total operating expenses in 2007 when compared to 2006 by Ch$ 33 billion.

Colombia’s operating expenses decreased by 3.8%, from Ch$ 173.0 billion in 2006 to Ch$ 166.4 billion in 2007.  The average variable generation cost, excluding the cost of energy purchases, increased from Ch$ 4.5 per kWh in 2006 to Ch$ 10.0 per kWh in 2007. Tolls and energy transportation costs increased by Ch$ 9.5 billion.  The 54.2% increase in thermal generation caused fuel costs to increase by Ch$ 2.9 billion. Electricity purchases, including energy and capacity, decreased by Ch$ 15.0 billion in 2007, due to lower energy costs in certain periods of the year and to energy trading operations.  Average purchase price dropped from Ch$ 21.2 per kWh in 2006 to Ch$ 12.1 per kWh in 2007. The combination of the appreciation of the peso and the appreciation of the Colombian peso against the dollar in 2007, led to a net increase of Ch$ 7.0 billion.

Operating expenses in Peru increased by 3.8% from Ch$ 117.9 billion in 2006 to Ch$ 122.3 billion in 2007. This was primarily due to an increase of Ch$ 8.2 billion of energy purchases as a consequence of higher physical energy purchases in the spot market due to a capacity constraint in the transmission line in the northern region of the country.  This was offset by lower fuel costs of Ch$ 7.0 billion due to lower cost of natural gas, despite the fact that thermal generation increased by 32.7% in 2007. The average variable generating cost, excluding the cost of electricity purchases, was Ch$ 8.9 per kWh in 2006 compared to Ch$ 6.8 per kWh in 2007. The combination of the appreciation of the peso and the appreciation of the sol against the dollar in 2007 led to a net decrease in operating expenses of Ch$ 11.5 billion.

Administrative and Selling Expenses

Administrative and selling expenses relate to compensation, administrative expenses, depreciation and amortization, and office materials and supplies. These expenses decreased by Ch$ 5.7 billion in 2007.

The table below sets forth the breakdown of selling and administrative expenses for 2006 and 2007 and the percentage change from year to year:

	Year ended December 31,
	2006	2007(1)	% Change
	(in millions of constant Ch$ as of December 31, 2008 except percentages)
Administrative and Selling Expenses (1)
Chile	23,142	20,989	(8.0)
Argentina	3,829	4,212	6.1
Colombia	5,363	5,468	1.9
Peru	13,851	9,845	(30.0)
Consolidated Adjustment Foreign Subs	(121)	(133)	—
Total Selling and Administrative Expense	46,065	40,381	(12.3)

(1)          The differences in Chile, Argentina and Peru compared to last year’s Form 20-F are explained by accounting reclassifications associated with the investment vehicles in each country.

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

Endesa Chile’s consolidated operating income reached Ch$ 621.6 billion in 2007 compared to Ch$ 590.0 billion in 2006.  The following table breaks down operating income by country for the years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007(1)	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Operating Income
Generation Chile	337,414	363,843	7.8
Other businesses	3,175	4,153	30.8
Argentina	41,172	27,828	(32.0)
Colombia	141,905	174,536	23.0
Peru	64,953	50,105	(22.6)
Consolidated Adjustment Foreign Subs	1,581	1,169	—
Total Operating Income	590,027	621,634	5.4

(1)          The differences in Chile, Argentina and Peru compared to last year’s Form 20-F are explained by accounting reclassifications associated with the investment vehicles in each country.

In the Chilean generation business, operating income was Ch$ 363.8 billion in 2007, a 7.8% increase over 2006, mainly the result of higher energy sale prices. Physical energy sales by 8.2% over the same period, explained by 23.1% reduced hydroelectric generation and a 98% increase in thermal production, as the hydrology in 2007 was dryer than normal. The natural gas restrictions from Argentina forced our thermal facilities to burn diesel, boosting fuel costs up by Ch$ 223.6 billion which in turn made total operating costs increase by 65.3% in 2007.  This situation explains the decrease of the operating margin to 34.6% in 2007 compared to 44.1% in 2006.

The low hydrology near El Chocón’s facilities, the lack of natural gas and high fuel prices for Endesa Costanera led 2007’s operating income in Argentina to decrease to Ch$ 27.8 billion, compared to Ch$ 41.2 billion in the previous year, a fall of 32%. These effects also explain the drop in Argentina’s operating margin from 15.5% in 2006 to 9.7% in 2007. On the other hand, sales increased by 4.8% as a result of higher average sale prices. The operating income of Endesa Costanera declined from Ch$ 6.3 billion to Ch$ 0.4 billion, reflecting an increase in the consumption and cost of fuels and higher maintenance costs, which exceeded the 12.1% increase in its energy sales. Operating income of El Chocón dropped from Ch$ 35.5 billion in 2006 to Ch$ 27.6 billion in 2007, with a 15.9% drop in sales volume due to reduced hydrology.

Operating income in Colombia was Ch$ 174.6 billion in 2007, Ch$ 32.7 billion more than that for 2006. This improvement is mainly explained by higher revenues due to the new reliability charge and lower costs of energy purchases; both elements explain the increase in Emgesa’s operating margin from 44.3% in 2006 to 50.4% in 2007.

The Peruvian subsidiary of Endesa Chile, Edegel, accounted for operating income of Ch$ 50.3 billion in 2007, a decrease of 22.6% from 2006, basically due to a 21.6% fall in average energy sale prices as a result of better hydrology and a reduction in the regulated price due to the indexation of the exchange rate and the lower cost of fuels in Peru. The latter, plus the higher variable cost of energy purchases, made Edegel’s operating margin drop from 33.0% in 2006 to 27.6% in 2007.

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated:

	Year ended December 31,
	2006	2007	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Non-operating income:
Interest income	17,330	25,346	46.3
Equity income of non-consolidated affiliates	49,673	51,125	2.9
Other non-operating income	35,049	19,511	(44.3)
Non-operating expenses:
Interest expense	201,074	193,329	(3.9)
Equity losses of non-consolidated affiliates	146	62,509	42,585.1
Goodwill amortization	1,103	991	(10.1)
Other non-operating expenses	50,956	92,838	82.2
Monetary correction:
Price level restatement	1,740	9,642	454.2
Foreign Exchange translation	4,220	18,090	328.7
Non-operating results	(145,267)	(225,951)	55.5

Non-operating results for 2007 amounted to a loss of Ch$ 226.0 billion, compared to a loss of Ch$ 145.3 billion in 2006, adversely affecting the Company’s net income for the year. The most important factors leading to this higher loss include:

The net result of investments in related companies declined by Ch$ 60.9 billion in 2007 compared to 2006, a charge largely explained by the Ch$ 53.2 billion provision due to the investment impairment as a consequence of the lack of gas supply from Argentina and the Ch$ 11.1 billion operating loss of Inversiones GasAtacama Holding Limitada.  This was partially offset by an improved result of Ch$ 4.4 billion by the affiliate, Endesa Brasil S.A.

Other non-operating income and expenses resulted in a lower net result of Ch$ 59.3 billion in 2007, basically due to: Ch$ 26.0 billion of reduced income from the conversion adjustment, under BT 64, with respect to our foreign subsidiaries, principally Colombia and Peru; Ch$ 11.8 billion of increased tax payment over the equity of the Colombian subsidiaries, partially offset by Ch$ 8.1 billion in reduced indemnities and commissions received; and Ch$ 12.9 billion of lower reversals of provisions for contingencies and litigation in previous years and a higher provision for contingencies in Chile. The negative result of the conversion adjustment in accordance with BT 64 for our Colombian subsidiaries is mainly due to the 10% appreciation of the Colombian peso against the dollar, which adversely affected Colombian liabilities in local currency translated into dollars, and then to Chilean pesos for consolidation purposes under Chilean GAAP. This accounting adjustment has no effect on the Company’s cash flow.

Price-level restatements and exchange differences showed a net positive change of Ch$ 24.1 billion in 2007 compared to 2006, from a gain of Ch$ 6.0 billion in 2006 to Ch$ 29.9 billion in 2007. This is mainly explained by exchange rate fluctuations. During 2007, the Chilean peso appreciated 7.1% against the dollar, compared to a depreciation of 3.9% in 2006.

Consolidated interest expense declined by Ch$ 7.7 billion in 2007, from Ch$ 201.0 billion in 2006 to Ch$ 193.3 billion in 2007, a decrease of 3.9%, deriving from higher capitalized interest expenses, a lower average interest rate and a reduced exchange rate. On the other hand, higher average cash balances, mainly in Colombia, and higher interest rates in Chile and Argentina, increased interest income by Ch$ 8.1 billion in 2007, from Ch$ 17.3 billion in 2006 to Ch$ 25.4 billion in 2007.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2006	2007	% Change
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Operating income	590,026	621,634	5.4
Non-operating expense	(145,267)	(225,951)	55.5
Income before taxes, minority interest and negative goodwill amortization	444,760	395,683	(11.0)
Current income taxes	(116,274)	(87,126)	(25.1)
Deferred income taxes	(36,774)	(36,381)	(1.1)
Total income taxes	(153,048)	(123,507)	(19.3)
Minority interest	(77,088)	(67,381)	(12.6)
Amortization of negative goodwill	7,061	4,772	(32.4)
Net income	221,684	209,566	(5.5)

Income Taxes.   Income taxes decreased by Ch$ 29.5 billion in 2007 compared to 2006. Consolidated accumulated income tax amounted to Ch$ 123.5 billion in 2007, comprising a charge for income tax of Ch$ 87.1 billion and Ch$ 36.4 billion of deferred taxes. Accumulated income tax was Ch$ 29.2 billion lower than in 2006, related to a reduced taxable income, mainly in Endesa Chile and Emgesa in Colombia. The Company’s effective tax rate (the ratio of total income taxes to income before taxes) declined from 34% in 2006 to 27.5% in 2007, due to the decrease of our income that is taxed at the Chilean rate, which is lower than the tax rate in other countries.

Minority Interest.  Minority interest expenses decreased by Ch$ 9.7 billion in 2007, primarily due to lower net income in our subsidiaries in Peru, Argentina and Colombia.

B.            Liquidity and capital resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile, as they are regularly described to the holders of Endesa Chile’s debt and included in the calculation of financial covenant ratios.  This discussion is relevant to holders of Endesa Chile debt because it presents the financial effects, which vary regarding the accounting effects as a consequence of time lag between certain cash flows and actual accounting effects.  For information on cash flows from the accounting rather than financial perspective, please see “Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008” in Item 18.

Endesa Chile receives cash inflows from its own operational assets and from its subsidiaries, as well as from related companies in Chile and abroad.

Cash flows generated by Endesa Chile and subsidiaries in which Endesa Chile has 100% economic participation (that is, San Isidro and Conosur for 2007 and only San Isidro for 2008 as Conosur was dissolved in 2008) are included in the analysis as inflows and outflows from operating activities. Inflows and outflows of all other subsidiaries (Pehuenche, Pangue, Celta, Endesa Eco, Canela, Ingendesa, Enigesa, Túnel El Melón, Endesa Costanera, El Chocón, Emgesa and Edegel) and related companies (Electrogas, Gas Atacama, Hidroaysén, GNL Quintero, GNL Chile and Endesa Brasil) are included in the analysis primarily as dividends and capital reductions, and also as interest income and intercompany debt amortization.

	2007	2008
	(figures in $ million)
INITIAL CASH (A)	103.1	107.3

SOURCES (B) + (C)	1,928.0	3,715.0

Cash Inflows from Chile (B)	1,765.4	3,584.4
Cash inflows from operations	1,384.5	2,269.0
Interest income from Chilean Subs.	6.3	5.2
Dividend from Chilean Subs.	220.7	377.6
Amortization of intercompany loans from Chilean Subs	25.9	113.8
Other income from non-operating activities	23.7	49.7
Net new financing	104.4	769.1

Cash Inflows from Foreign subsidiaries (C)	162.6	130.6
Interest income from foreign Subs.	0.6	0.5
Dividends from foreign Subs and foreign related Companies	143.9	130.1
Capital reductions	4.8	0.0
Amortization of intercompany loans from foreign Subs.	10.4	0.0
Management fee and others	2.9	0.0

USES (D) + (E)	1,923.8	3,013.6

Cash Outflows from Operations (D)	1,533.8	2,012.4
Cash outflows from operations (1)	1,404.9	1,942.8
Taxes	128.9	69.6
Cash Outflows from non-operating Activities (E)	390.0	1,001.2
Intercompany loans	4.1	43.4
Interest expenses and derivative contracts	182.7	177.8
Dividend payment	202.8	278.3
Net debt amortization	0.0	421.1
Others	0.4	80.6

FINAL CASH (A)+(B)+(C)-(D)-(E)	107.3	808.7

(1) Includes cash flows from investment and operations.

For the twelve-month period ended December 31, 2008, Endesa Chile’s principal sources of funds were:

•            $ 2,269.0 million cash inflows from the operating revenues, before taxes and interest expense, of Endesa Chile and its wholly-owned subsidiaries;

•            $ 496.6 million from interest income, dividends and amortization of intercompany loans from its other Chilean subsidiaries;

•            $ 769.1 million from net financing operations which include $ 234 million drawn from Endesa Chile’s revolving credit facilities, $ 200 million from a new term loan facility and $ 335 million from the issuance of a new local bond issued in UF; and

•            $ 130.6 million from foreign subsidiaries and foreign-related companies, mainly Endesa Brasil ($ 58 million), Emgesa ($ 60 million) and Edegel ($ 10 million).

The aggregate inflows of cash from these sources amounted to $ 3,715.0 million.

For the same twelve-month period ended December 31, 2008, Endesa Chile’s principal cash outflows totaled an amount of $ 3,013.6 million, through the following:

•            $ 1,942.8 million in investments, including capital expenditure and operating expenses of Endesa Chile and its wholly-owned subsidiaries;

•            $ 177.8 million in interest expense (net of derivative contracts). In 2008, derivative instruments resulted in additional interest expenses of $ 0.3 million; and

•            $ 278.3 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s wholly-owned subsidiaries to third parties.

As of December 2008, Endesa Chile including its wholly-owned subsidiaries, had final cash of $ 808.7 million.

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

•            $ 104.4 million from net financing operations, which mainly included four borrowings of Endesa Chile’s Revolving Credit Facilities for an aggregate amount of $ 116 million; and

•            $ 162.6 million from foreign subsidiaries and foreign-related companies, mainly Endesa Brasil ($ 74 million), Emgesa ($ 50 million) and Edegel ($ 19 million).

The aggregate inflows of cash from these sources amounted to $ 1,928 million.

For the same twelve-month period ended December 31, 2007, Endesa Chile’s principal cash outflows totaled an amount of $ 1,923.8 million, through the following:

•            $ 1,404.9 million in investments, including capital expenditure and operating expenses of Endesa Chile and its wholly-owned subsidiaries;

•            $ 182.7 million in interest expense (net of derivative contracts). In 2007, derivative instruments resulted in additional interest expenses of $ 0.3 million; and

•            $ 202.8 million in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s wholly-owned subsidiaries to third parties;

As of December 2007, Endesa Chile, including its wholly-owned subsidiaries, had final cash of $ 107.3 million.

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

Endesa Chile has accessed the international equity capital markets, registering one ADR program with the SEC on August 3, 1994. It has also frequently issued bonds in the United States, so-called Yankee Bonds. Endesa Chile issued Yankee Bonds between 1996 and 2003, of which $ 1.5 billion were outstanding as of December 31, 2008.

The following table lists the Yankee Bonds issued by Endesa Chile and consolidated subsidiaries outstanding as of December 31, 2008. The weighted average annual interest rate for Yankee Bonds issued by Endesa Chile and its consolidated subsidiaries is 8.20%.

Issuer	Maturity	Coupon	Aggregate Principal Amount Issued	Aggregate Principal Amount Outstanding
		(as a percentage)	(in $ millions)	(in $ millions)
Endesa Chile	April 1, 2009	8.500	400.0	400.0	(3)
Endesa Chile	August 1, 2013	8.350	400.0	400.0
Endesa Chile	August 1, 2015	8.625	200.0	200.0
Endesa Chile	February 1, 2027	7.875	230.0	205.9	(1)
Endesa Chile	February 1, 2037	7.325	220.0	220.0	(2)
Endesa Chile	February 1, 2097	8.125	200.0	40.4	(1)

(1)	Considers cancellation of Yankee Bonds repurchased by Endesa Chile in 2001.
(2)	Holders of these Yankee Bonds exercised a put option against Endesa Chile for a total amount of $ 149.2 million on February 1, 2009. The remaining bonds will mature in February 2037.
(3)	These Yankee Bonds matured and were paid on April 2009.

The Endesa Chile Yankee Bonds contain covenants that place restrictions on the extent to which Endesa Chile and certain of its subsidiaries may (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.

Between 2001 and 2008 Endesa Chile issued local bonds in the Chilean market, so-called Local Bonds, of which UF 19.5 million ($ 655 million) were outstanding as of December 31, 2008.

The following table lists the Local Bonds issued by Endesa Chile outstanding as of December 31, 2008.  The weighted average annual interest rate for Local Bonds issued by Endesa Chile and its consolidated subsidiaries is calculated at an inflation-adjusted rate of 4.96%.

Issuer	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount Issued	Aggregate Principal Amount Outstanding
		(as a percentage)	(in UF millions)	(in UF millions)
Endesa Chile	August 1, 2022	6.20	1.5	1.5
Endesa Chile	October 15, 2028	6.20	4.0	4.0
Endesa Chile	April 15, 2027	3.80	4.0	4.0
Endesa Chile	December 15, 2029	4.75	10.0	10.0

Endesa Chile and its subsidiaries in the five countries in which it operates also have access to the local capital markets, where they have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. For detailed information about local bonds issued by Endesa Chile, see Note 19 to the Audited Consolidated Financial Statements.

Endesa Chile is also a frequent borrower in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans.

Between February 2004 and December 2008, Endesa Chile, entered into four senior unsecured syndicated revolving credit facilities with various banks, for an aggregate amount of $ 850 million, with maturity dates between 2009 and 2014.  All of these facilities are subject to a mandatory prepayment clause, inter alia, at the option of each lender in the event that there is a “Change of Control,” as defined contractually.  In no case could a Change of Control be triggered if Endesa Spain remains in the chain of control over Endesa Chile.  In the event that Endesa Spain is no longer in the chain of control, the mandatory prepayment clause could be invoked by a lender subject to additional requirements.  Under the 2004 facility, the new controlling entity would not have to have a credit rating, either by S&P or Moody’s, inferior to that of Endesa Spain subsequent to the launching of a transaction that would end in an effective Change of Control.  Under the 2006 and 2008 facilities, however, the new controlling entity could have a rating inferior to that of Endesa Spain before the initial announcement of the transaction, and no

Change of Control Mandatory Prepayment could be triggered unless all of S&P, Moody’s and Fitch were to rate the new controlling company by more than one notch, including with respect to outlook, below Endesa Spain’s ratings at such time.

The December 2006 and 2008 credit facilities do not contain a condition precedent requirement that there should not have occurred any “material adverse effect” (as defined contractually) prior to a disbursement, allowing the Company the flexibility to draw on such revolving facilities under any circumstances.  The undrawn amount of Endesa Chile’s four revolving credit facilities is $ 400 million as of December 31, 2008.

On June 2008, Endesa Chile signed a six-year term loan for $ 200 million and a $ 200 million revolving credit facility. Proceeds from the term loan facility were used to refinance the $ 400 million Yankee bond at its maturity in July 2008.

All of Endesa Chile’s credit facilities are subject to various financial covenants. Endesa Chile’s Yankee Bonds, on the other hand, are not subject to financial covenants.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions.  The four credit facilities described above, as well as all of Endesa Chile’s Yankee Bonds have cross default provisions with different definitions, criteria, levels of materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.  Yankee Bonds are the most restrictive in that any matured default of either Endesa Chile or any subsidiary could potentially give rise to a cross default to Endesa Chile’s Yankee Bonds if the matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. Under all of Endesa Chile’s credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal also exceeds $ 50 million, or its equivalent in other currencies.  The cross default provision for bank loan indebtedness for Endesa Chile in its Chilean-risk debt refers only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to the most important subsidiaries.  There is a complex mathematical determination to determine the list of Relevant Subsidiaries, which vary somewhat from year to year.  As of December 31, 2008, the Endesa Chile Relevant Subsidiaries were Endesa Argentina S.A., Generandes Peru S.A. and Emgesa.

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

At the time of this Report, Endesa Costanera, our Argentine subsidiary, has not paid the installments due March 2009 for its supplier credit with Mitsubishi Corporation (“MC”) dating back to 1996.  However, on March 31, 2009, MC sent a waiver of the payment due to Endesa Costanera.  The waiver also states MC’s willingness to discuss a new payment date for the amount past due.

Finally, most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.

Payment of dividends and distributions by Endesa Chile’s subsidiaries and related companies represent a significant source of funds for Endesa Chile.  The payment of dividends and distributions by such subsidiaries and related companies may be subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria, and is contingent upon their earnings and cash flows. Endesa Chile has been advised by legal counsel in the various jurisdictions where its subsidiaries and related companies operate that there are currently no other legal restrictions on the payment to Endesa Chile of dividends or distributions from such jurisdictions, other than customary restrictions limiting dividends to the amount of net income and retained earnings. Certain credit facilities and investment agreements of Endesa Chile’s subsidiaries restrict the payment of dividends or distributions under certain circumstances. For a description of liquidity risks resulting from our holding company status, please see “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Operations in Every Country in Which We Operate — We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations” in this Report.

Management expects that cash flow generated by operations, cash balances, available credit lines (including credit lines from suppliers) and planned borrowings will be sufficient to meet working capital, debt service and capital expenditure requirements for the foreseeable future.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2008 included:

•                  Edegel: leasing agreement for $ 90 million to finance the Santa Rosa project. Edegel also made bond issuances in the Peruvian market for approximately $ 29 million. Finally, the company obtained loans for $ 96 million, which were used to refinance and prepay debt.

•                  Endesa Costanera: debt refinancing for $ 60 million with bank loans with short and medium-term maturities and supplier financing with maturity of 5 years.

•                  El Chocón: debt refinancing for $ 12 million with bank loans in local currency, extending its debt maturity

•                  Emgesa: bank loans for $ 147 million with short term maturity

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2007 included:

•                  Edegel: loan agreements for $50 million for the short and the long term.  Edegel also made bond issuances in the Peruvian market for approximately $71 million, with maturities ranging from 4 to 15 years, which were used to refinance and prepay its debt, improving contractual conditions and debt maturity.

•                  Endesa Costanera: debt refinancing for $70 million with bank loans with medium-term maturity and supplier financing with maturity of 5 years.

•                  Emgesa: bank loans for $57 million with short-term maturity and debt refinancing in February 2007 with local bond issuances for $77 million with a maturity of 10 years.

C.                                   Research and developments, patents and licenses, etc.

The company conducts several research and development activities:

a)              Researching and surveying appropriate locations for new power plant development;

A new program was initiated in 2008 seeking to find 1,800 MW of NCRE (Non Conventional Renewable Energy) in Latin America by the end of 2009.

b)             Conducting studies to verify technical and economical feasibility of generation projects.

Our main studies during 2008 were in connection with hydroelectric projects, such as Piruquina, Los Cóndores, Neltume and El Quimbo. Additionally, during the same year studies were done of the thermoelectric project Punta Alcalde and other locations suitable for installing thermoelectric power stations. The total amount spent in this activity during 2008 was more than $ 15 million.

c)              Technological research through agreements with research centers, universities and other institutions, seeking to acquire know-how in technologies currently in the research stage with potential use in Chile or other Latin American countries or in state-of-the-art technologic applications in the Company.

During 2008 a cooperation agreement with the Pontifical Catholic University of Chile enabled us to identify opportunities in the NCRE area and intelligent systems for promoting research and innovation in the electricity sector. These activities include:

•                  Research and application of tidal and wave generated power. The objective is to study the current potential on the coast of southern Chile and define the most suitable technology for such conditions.

•                  Applications of intelligent systems oriented toward the development of research in the area of analytical processing, artificial intelligence and IT tools with characteristics which may make them very useful for application in the electricity generation area.

The amount spent on research and development for the last three years was $ 0.2 million in 2006, $ 0.3 million in 2007 and $ 1.3 million in 2008.

d)             Internal development of math models and applications modeling the electric systems in which the Company participates.

D.                                   Trend information

During 2008 energy demand diminished significantly, as shown below:

		Chile
	Argentina	SIC	SING	Colombia	Peru
2008 vs 2007	2.9%	-0.9%	4.3%	1.9%	9.5%
2007 vs 2006	6.3%	4.5%	5.4%	4.0%	10.7%

The SIC in Chile faced an energy crisis in the first half of 2008 with significant demand reduction.  This was the result of the package of energy saving measures conducted by the Chilean government due to several factors: i) the drought conditions in 2007 and the first half of 2008; ii) shortfall of natural gas from Argentina, and iii) high international oil prices.

A rationing decree was published on February 2008, and included:

•                  a ten percent electricity voltage reduction;

•                  more flexible agreements for water usage;

•                  a communication campaign informing families on ways to reduce their electricity consumption;

•                  the delivery of energy-efficient light bulbs to low-income families; and

•                  for Chilean government offices, a 5% reduction in their electricity consumption.

During the third quarter of 2008, energy saving measures and better rainfall conditions permitted Chilean government to cease the application of the abovementioned measures by October 31, 2008.

Additionally, the international financial crisis explains lower annual growth rates in most of the countries.

Gas supply conditions were better in 2008 due to the arrival of LNG to Brazil and Argentina and we expect that the LNG terminal will start operations in Chile by July 2009.  New transport capacity was added in Argentina during 2008 and will be expanded during 2009.  The increase of energy imported/exported between Brazil and Argentina and new power plants in each country during 2009 should lead to more reliable electric systems.

The year 2008 showed significant oil price volatility with a historical peak in June, which was reflected in higher production costs and energy marginal costs, particularly in Argentina and Chile. In the third quarter, commodity prices decreased and contributed to lower energy prices.

Just as with the whole economy in 2009, the electricity sector should be affected by higher uncertainty and price volatility.  In this context, the commercial policy implemented by Endesa Chile and its subsidiaries for controlling variations and stabilizing margins becomes relevant.  Our commercial policy seeks to establish a global framework to conduct the energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives.

Altogether, we believe that the uncertainty and volatility of the markets offer opportunities for improving generation margins and present the challenge of relationships with customers subject to higher prices and regulators whose essential concern is the reliability and adequacy of electricity supply.

Investors should not look at our past performance as indicative of future performance.

E.                                     Off-balance sheet arrangements

Endesa Chile is not a party to any off-balance sheet transactions.

F.                                     Tabular disclosures of contractual obligations

The table below sets forth the Company’s cash payment obligations as of December 31, 2008:

Payments due by period (in billions of Ch$)
Endesa Chile on a consolidated basis (3)

As of December 31, 2008	TOTAL	2009	2010- 2011	2012- 2013	After 2013
Bank debt	737	123	372	112	130
Local bonds	867	118	152	44	553
Yankee bonds	933	395	—	255	284
Other debt (1)	116	26	51	34	6
Interest expense	1,747	150	226	176	1,194
Pension and postretirement obligations (2)	34	4	6	5	19
Contractual operational obligations	2,322	250	404	350	1,319
Financial leases	141	11	33	41	57

Total	6,897	1,077	1,244	1,017	3,562

(1)	Includes the Mutual Financing Agreement with Peruana de Energía S.A. (Perené) of Ch$ 5.6 billion and Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 92 billion.
(2)

All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.

(3)	All figures are in historical Ch$ of each year.

G.                                   Safe Harbor

The information contained in the Items 5.E and 5.F contains statements that may constitute forward looking statements.  See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.          Directors, Senior Management and Employees

A.                                   Directors and Senior Management

We are managed by our Board of Directors, which consists of nine members who are elected for a three-year term at a General Stockholders’ Meeting.  If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting, at which time the entire Board of Directors will be elected.  There were five members who left the Board in 2008.  The entire Board was elected at the last stockholders’ meeting that took place on April 1, 2008.  Our Chief Executive Officer is appointed by the Board of Directors.

Set forth below are the members of our Board of Directors and Executive Officers as of December 31, 2008.

Name	Position	Current Position Held Since

Directors

Mario Valcarce D. (2)	Chairman	2006
Juan Gallardo C. (4)	Vice Chairman	2008
Borja Prado E. (3)	Director	2008
Francesco Buresti	Director	2008
Leonidas Vial E. (1)	Director	1995
Raimundo Valenzuela L. (1)(2)(4)	Director	2007
Fernando D’Ornellas S. (3)	Director	2008
Jaime Estévez V. (1)(2)(3)	Director	2006
Pío Cabanillas A. (4)	Director	2008

(1)	Independent member
(2)	Member of the Directors’ Committee.
(3)	Member of the Audit Committee.
(4)	Board members who resigned in March 2009.

Name	Position	Current Position Held Since

Executive Officers

Rafael Mateo A.	Chief Executive Officer	2005
Juan Benabarre B.	Production & Transmission Officer	2005
Sebastian Fernández C.	Energy Planning Officer	2008
Renato Fernández B.	Communications Officer	2003
Manuel Irarrázaval A.	Chief Financial Officer	2006
Claudio Iglesis G.	Generation Chile Officer	1999
Carlos Martín V.	General Counsel	1996
Juan Carlos Mundaca A.	Human Resources Officer	2000
Julio Valbuena S.	Planning & Control Officer	2002
José Venegas M.	Trading & Marketing Officer	2001

Directors

Mario Valcarce D., Chairman of the Board of Directors and Member of the Director’s Committee.  Mr. Valcarce D. became a Director and the Chairman of the Board on October 26, 2006.  From August 2003 to October 26, 2006, Mr. Valcarce served as CEO of Enersis.  He joined Chilectra in 1980.  Mr. Valcarce was the CFO of Endesa Chile from 1995 to September 2002 and the CFO of Enersis from October 2002 to July 2003.  He is a member of the Risk Classification Committee of the Chilean Pension Funds System.  Since March 2004 he has been a member of the Directivo-Empresarial Advisor Counsel of the Commercial Engineering School at PUC, Valparaíso.  Since October 2006 he has been a member of the Board of the Universidad Católica de Valparaíso Televisión, and since February 2007 he has been a member of the Finance and Business Circle ICARE.  For the period between June 2007 and June 2011, Mr. Valcarce has been appointed director of Sociedad de Fomento Fabril (Sofofa).  He is also Director at Generandes Perú S.A.  Mr. Valcarce holds a degree in commercial engineering from the Universidad Católica de Valparaíso.

Juan Gallardo C., Director and the Vice Chairman of the Board. Mr. Gallardo became a Director in April 2008.  In October 2007 Mr. Gallardo was appointed CFO of Endesa Spain and a member of its Executive Committee.  From 1997 to 2007 Mr. Gallardo was General Director of the Economic and Financial Division of Grupo Acciona. Mr. Gallardo holds a law degree and he is a member of the Madrid Bar Association. He has a certificate in Human Resources Affairs at the Escuela Social de Madrid and also in Financial and Tax Law at the Centro de Estudios Financieros.

Leonidas Vial E., Director of the Board. Mr. Vial became a Director in April 1995.  Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a director of Empresas Santa Carolina S.A., Cía. Industrial El Volcán S.A, Larraín Vial S.A., Chairman of Cías. Cic S.A., director of Embotelladora Arica, none of which are related to the Endesa Group.

Jaime Estévez V., Director and Member of the Director’s Committee and Audit Committee.  Mr. Estévez became a Director in March 2006. Since March 27, 2007, Mr Estévez has been a Director of Banco de Chile. Mr. Estévez was Minister of Public Works and Minister of Transport and Telecommunications in 2005. He was Chairman of the Board of BancoEstado, a state-owned bank, between 2000 and 2004 and Director of AFP Provida and AFP Protección, two Chilean pension funds. He was a Congressman and President of the lower Chamber of Congress from 1990 to 1998. Mr. Estévez holds a Bachelor’s degree in Economics from the Universidad de Chile and was awarded the ICU prize for the best student of his class.

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

Pío Cabanillas A., Director of the Board. Mr. Cabanillas became a Director in April 2008. Mr. Cabanillas was Deputy General Director of the Chairman of Grupo Acciona, Spokesman Minister of the Spanish Government between 2000 and 2002, General Director of the Grupo RTVE, Development and International Affairs Director of Grupo Prisa and General Director of Sogecable. During his career outside Spain, Mr. Cabanillas was Deputy General Attorney of The News Corporation and lawyer of the European Commission at the General Direction of Competition. Currently Mr. Cabanillas is the Communications General Director of Endesa Spain. Mr. Cabanillas holds a law degree from the Universidad Complutense and a Master of Arts in law and diplomacy from the Fletcher School of Law and Diplomacy (Tufts-Harvard).

Fernando D’Ornellas S., Director of the Board and Member of the Audit Committee.  Mr. D’Ornellas became a Director in April 2008. Mr. D’Ornellas was Deputy Financial Director of Johnson & Johnson, Financial Director of Toyota Spain, Deputy Counselor of Chrysler Spain, Chairman of Chrysler Portugal and CEO of Bergé Automoción. Mr. D’Ornellas is currently Deputy Counselor of the Bergé Group, Chairman of Bergé Automoción, Vice-Chairman of SKBergé Latin America and Director of Endesa Spain. Mr. D’Ornellas holds a degree from ICADE E-3, a Master’s degree in Management from the Instituto de Empresa and an MBA from IESE in Barcelona (International Section).

Francesco Buresti, Director of the Board. Mr. Buresti became a Director in April 2008.  Mr. Buresti was consultant for Accenture in the industrial sector, and consultant for McKinsey in the industrial and utilities sectors. In 2005, Mr. Buresti joined Enel as Distribution Acquisition Director (Network and Market). In October 2007 Mr. Buresti was appointed General Acquisition Director and member of the Executive Committee of the Endesa Spain Group. Mr. Buresti holds a degree in Electronics Engineering from the Università degli Studi di Bologna.

Borja Prado E., Director and Member of the Audit Committee. Mr. Prado became a Director in April 2008.  Mr. Prado is currently Executive Chairman of Mediobanca in Spain and Portugal and Country Head for South America. He is also President of the Auditing and Compliance Commission, member of the Compensations and Nominations Committee and Counselor of Telecinco España, the largest private sector television network in Spain.  In March 2009 he was elected as Chairman of Endesa Spain.  Mr. Prado holds a law degree from the Universidad Autónoma de Madrid.

A new Board of Directors was appointed at the General Shareholders Meeting held on April 15, 2009. The newly appointed directors are: Messrs. Andrea Brentan, José María Calvo-Sotelo, and Gerardo Jofré. Additionally, the following directors were reelected: Messrs. Mario Valcarce, Francesco Buresti, Fernando D’Ornellas, Borja Prado, Jaime Estévez and Leonidas Vial.

Executive Officers

Rafael Mateo A. became Chief Executive Officer in September 2005, after serving as Production & Transmission Officer since August 1999.  Prior to that, since 1982 he worked in Endesa Spain always in the generation area, where he held the positions of Power Station Manager and Thermal Production Director. From January 1997 to July 1999, he was the Production Deputy Director of Endesa Spain.  He was also Chairman of the European Thermal Production Group of Unipede in Brussels.  He holds a degree in industrial engineering from

Universidad de Zaragoza and two MBA degrees, one from the Instituto de Estudios Superiores de la Empresa, “IESE”, and the other from INSEAD.

Sebastián Fernández C. joined Enersis in January 1997, beginning his professional career as research engineer.  He has served in different positions in the Group, such as Project Manager of Endesa Europe, Deputy Manager of Planning and Investments in Endesa Italy, and Deputy Manager of Generation Projects in Endesa Chile.  Since January 2008, he holds the position of Energy Planning Officer of Endesa Chile.  Mr. Fernández holds a commercial engineering degree from the Universidad de los Andes and attended the YMP program in the INSEAD, in Fontainebleu, France.

Renato Fernández B. has been the External Affairs Officer since August 2003, when he joined Endesa Chile.  Prior to that, he was the External Affairs Director of Smartcom PCS from December 2000 to July 2003.  From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva.  He holds a degree in Journalism from Universidad Gabriela Mistral.

Manuel Irarrázaval A. has been Chief Financial Officer since November 2006.  Except for a 17-month period in which he was the CFO of Viña Santa Rita, a winery, Mr. Irarrázaval has been connected to Endesa Chile affiliates since he joined Enersis in 1995.  He served as Development Manager of Endesa Latinoamérica in Madrid, Development Manager of Endesa North America (New York City), and as Deputy Finance Manager of Endesa Chile between 2002 and February 2005.  Mr. Irarrázaval is a civil industrial engineer from the Pontificia Universidad Católica de Chile, with specialization in environmental engineering, and has a Master’s Degree in Engineering from the Pontificia Universidad Católica de Chile and an MBA from the Darden Graduate School of Business of the University of Virginia in the United States.

Juan Benabarre B. joined Endesa Chile in October 1995.  Mr. Benabarre became Production & Transmission Officer in October 2005.  Mr. Benabarre has held several positions in the Endesa Chile Group since 1979.  From 2000 through 2005, he was CEO of Ingendesa.  Mr. Benabarre is also a member of the boards of directors of several companies in the Endesa Group.  Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile and completed graduate studies in geothermal energy at the University of Auckland, New Zealand. He also holds an M.B.A. from the Universidad Adolfo Ibáñez.

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

José Venegas M. has been the Trading & Marketing Officer since June 2001.  Mr. Venegas joined the Company in 1992.  He has also served as Planning and Energy Officer from June 2000 to April 2001, Commercial Officer from September 1997 to May 2000 and Director of the CDEC-SIC Economic Load Dispatch Center in 1997.  Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an MBA from Universidad Adolfo Ibáñez.

B.                                   Compensation

At the regular shareholders’ meeting held on April 1, 2008, our shareholders maintained the compensation policy for the Board of Directors approved last year.  Each director receives a fixed salary of UF 55 per month and a fee of UF 36 for attending meetings of the Board.  The Vice Chairman will receive a fixed salary of UF 82.5 per month and a fee of UF 54 for attending meetings of the board.  The Chairman will receive a fixed salary of UF 110 per month and a fee of UF 72 for attending meetings of the Board.  In 2008, the total compensation paid to each director in pesos, was as follows:

Director	Board Compensation From Endesa Chile	Board Compensation From Subsidiaries	Director Committee	Total
	Year ended December 31, 2008 (in thousands of Ch$)
Mario Valcarce D.	43,258		8,405	51,663
Carlos Torres V. (1).	5,284			5,284
Jaime Estevez V	21,251		13,770	35,021
Leonidas Vial E.	20,490			20,490
Raimundo Valenzuela L. (2)	20,486		6,883	27,369
Enrique García A. (1)	5,829		2,306	8,135
José Fernández O. (1)	5,829		2,306	8,135
Juan Gallardo C. (2) (4)
Francesco Buresti (4)
Pío Cabanillas A. (2) (4)
Fernando D’Ornellas S.	13,914		3,807	17,721
Borja Prado E.	15,424		1,528	16,952
Rafael Español N. (1)	5,829			5,829
José Maria Calvo-Sotelo I. (1)(3)	5,829			5,829
Total	163,423		39,005	202,428

(1)	Board member until March 2008.
(2)	Board member until March 2009.
(3)	Appointed as a board member in April 2009.
(4)	Board member with no compensation.

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation.  For the year ended December 31, 2008, the aggregate compensation (including performance-based bonuses) of our executive officers, either paid or accrued, was Ch$ 2,394 million.  Executive officers are eligible for variable compensation under a bonus plan.  Endesa Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to hierarchy.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in March 2009 was Ch$ 693 million and is included in the aggregate compensation. Of this variable compensation, Ch$ 133 million were deposited in pension funds, and Ch$ 560 million were paid to the executive officers.

The amounts set aside or accrued by the Company in 2008 to provide pension, retirement or similar benefits totaled Ch$ 260 million.

The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts Ch$ 406 million, of which Ch$ 85 million were accrued during 2008.

All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death.  They do not have a right to severance indemnity if their relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Labor Code.  All of the Company’s employees are entitled to legal severance pay if dismissed due to the needs of the Company, as defined in article 161 of the Chilean Labor Code.

C.            Board Practices

Corporate Governance

Endesa Chile is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation and bylaws, consists of nine directors who are elected at an annual regular shareholders’ meeting.  Each director serves for a three-year term and the term of each of the nine directors expires on the same day.  The directors can be reelected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the Board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy will trigger an election for every seat on the Board of Directors at the next regular annual shareholders’ meeting.  See “ — A. Directors and Senior Management,” for more details on the disclosure of the terms of the directors’ offices.  The members of the Board of Directors do not have service contracts with Endesa Chile or any of its affiliates that provide benefits upon termination of employment.

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

The Internal Regulations on Conduct in Securities Markets, approved by the Board in June 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors.  These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information and acting in the securities markets.

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

Our Corporate Governance Basis (“Bases del Gobierno Corporativo”), were approved by the Board of Directors on February 28, 2005.

In order to ensure compliance with the provisions of the Securities Market Law 18,045 and other legal rules, imposed by the SVS, the board of Endesa Chile at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market”.  The provisions of this Manual are based on principles of impartiality, good faith, giving preference to general interests before one’s own and care and diligence in the use of information and participations in the securities’ markets.

The provisions of this Manual shall be applied to the members of the board, as well as executives and employees of Endesa Chile who have access or are able to access privileged information and especially those who work in areas related to the securities markets.

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

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005.  Non-U.S. companies are not required to comply with Rule 303A.07.  Since July 31, 2005, we comply with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Endesa Chile created an Audit Committee, composed of three directors, who are also directors of the Company.  The current members of this Committee, who satisfy the requirements of independence of NYSE, are: Fernando D’Ornellas S., Borja Prado E. and Jaime Estévez V.  Messrs. D’Ornellas and Prado sit on the Board of Directors of Endesa Spain and are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B).  Messrs. D’Ornellas and Prado otherwise meet the independence requirements of Rule 10A-3(b)(1)(ii).

As required by Chilean Law, Endesa Chile also has a Comité de Directores (“Directors’ Committee”) composed of three members of the Board.  Although Chilean Law requires that a majority of the Directors’ Committee (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Directors’ Committee to be composed of a majority of control directors or even completely of control directors, if there are not sufficient non-control directors on the Board to serve on the committee.  Currently, our Directors’ Committee is composed of two non-control directors and one director appointed by the controlling shareholder.

Our Directors’ Committee performs the following functions:

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

•                  examination of the compensation framework and plans for managers and executive officers; and,

•                  any other function mandated to the committee by the estatutos, the Board of Directors or the shareholders of the Company.

The current members of this Committee are Mario Valcarce D., Raimundo Valenzuela L. and Jaime Estévez V.

By agreement adopted by the special shareholders’ meeting held on March 21, 2006, a new chapter was included in the Endesa Chile’s bylaws, which refers to the “Comité de Directores and Audit Committee.” Visit our website for details (www.endesa.cl).

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

D.            Employees

The following table provides the total number of full time employees of our Companies for the last three fiscal years:

Company	2006	2007	2008
In Argentina
Endesa Costanera	267	273	274
El Chocón	49	50	51
Total personnel in Argentina	316	323	325

Company	2006	2007	2008
In Chile
Endesa Chile	501	525	554
Pehuenche	3	3	3
Pangue	—	—	—
San Isidro	—	—	—
Celta	1	1	1
Ingendesa (1)	261	289	418
Túnel El Melón	23	23	24
Total personnel in Chile	789	841	1,000

In Colombia
Emgesa (2)	341	399	404
Betania	35	—	—
Total personnel in Colombia	376	399	404

In Peru
Edegel	200	206	219
Total personnel in Peru	200	206	219

Total personnel of Endesa Chile and Subsidiaries	1,681	1,769	1,948

(1)          The Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)          In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2006	2007	2008
In Argentina
Endesa Costanera	—	—	—
El Chocón	—	—	—
Total temporary personnel in Argentina	—	—	—

In Chile
Endesa Chile	10	9	5
Pehuenche	—	—	—
Pangue	—	—	—
San Isidro	—	—	—
Celta	—	—	—
Ingendesa (1)	315	269	301
Túnel El Melón	2	2	1
Total temporary personnel in Chile	327	280	307

In Colombia
Emgesa (2)	—	—	—
Betania (2)	—	—	—
Total temporary personnel in Colombia	—	—	—

In Peru
Edegel	20	20	23
Total temporary personnel in Peru	20	20	23

Total temporary personnel in Endesa Chile and Subsidiaries	347	300	330

(1)          Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)          In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment.  According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable.  In addition, under Endesa Chile’s collective bargaining agreements, Endesa Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority.  In December 2007, Ingendesa signed a new collective contract with its three trade unions for a four-year term.  During 2008, Endesa Chile signed three collective contracts, covering technicians and administrative staff.  Two of the collective contracts have a three-year term and the third one has a four-year term.  Management believes Endesa Chile’s relationship with its trade unions is a positive one.

E.            Share ownership

To the best of the Company’s knowledge, none of Endesa Chile’s directors and officers own more than 0.1% of the shares of the Company.  None of Endesa Chile’s directors or officers has any stock options, which are not permitted under Chilean securities laws and regulations.  It is not possible to confirm whether any of our officers or directors has a beneficial, rather than direct, interest in the shares of Endesa Chile.  To the best of our knowledge, any shareholding by all of the directors and officers of Endesa Chile, in the aggregate, amounts to significantly less than 10% of outstanding shares.

Item 7.   Major Shareholders and Related Party Transactions

A.            Major shareholders

Endesa Chile has only one class of capital stock.  As of December 31, 2008 Endesa Chile had 19,886 registered shareholders who held 8,201,754,580 outstanding shares.

The following table sets out information concerning beneficial ownership of Endesa Chile’s shares for equity interest greater than 5% as of December 31, 2008:

	As of December 31, 2008
	Shares Beneficially Owned	Percentage of Total Shares Outstanding

Enersis (1)	4,919,488,794	59.98%

(1)          As of December 31, 2008, Endesa Spain, directly or indirectly, owned 60.6%, of the share capital of Enersis.

Enersis is a company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil.  Enersis is controlled by Endesa Spain, one of the largest Spanish electricity companies, which owns 60.6% of Enersis’ outstanding capital stock.

Since October 10, 2007, the Italian energy company, ENEL S.p.A. (“Enel”), and the Spanish construction company, Acciona, S.A. (“Acciona”), jointly held 92.06% of the share capital of Endesa Spain.  On February 20, 2009, Acciona and Enel reached an agreement through which Acciona, directly and indirectly, will transfer to Enel Energy Europe S.r.L., a wholly-owned Enel subsidiary, 25.01% of Endesa Spain’s share capital.  The transfer is subject to legal authorizations and approval by relevant authorities.  As a result, Enel Energy Europe S.r.L. will hold 92.06% of Endesa Spain’s share capital.  Enel’s 25.01% additional stake in Endesa Spain will be exchanged for approximately € 11.1 billion in cash, as well as wind and hydroelectric assets located in Spain and Portugal which are valuated at approximately € 2.9 billion.  The transfer of shares and assets is expected to take place by August 31, 2009. When the transaction is completed, Enel will hold a 33.5% beneficial interest in Endesa Chile.   For additional information see “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments”.

B.            Related party transactions

Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis, i.e. on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses caused to the Company resulting from such violation.  In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a Director has a personal interest or is acting on behalf of a third party may be approved only when the Board of Directors has previously been informed and has approved the terms of such transaction and that such terms are similar to those prevailing in the market.  Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting.  Violation of Article 44 may result in administrative or criminal sanctions to the Company; the same law provides that the Company, shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation.  The Directors’ Committee examines the operations referred to in Clause 89 and 44 of the Chilean Companies Act and reports on these agreements to the Company’s Board.

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

It is common practice to transfer surplus funds from one company to another affiliate that has a cash deficit.  It is the Endesa group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis.  These operations are carried out through either short-term or structured intercompany loans.  Under Chilean law and regulations, such transactions must be carried out on an arm’s length basis.  Our centralized cash management is efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Directors’ Committee.  As of December 2008, these operations are priced at TIP (Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these intercompany transactions are permitted, but they have adverse tax consequences.  Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness.  As of December 31, 2008, the outstanding net balance for such loans was $ 302 million. The largest amount outstanding during 2008 and 2007 was $ 521 million and $ 519 million respectively.  Endesa Chile has only one outstanding loan granted to a foreign subsidiary.  The outstanding net balance of this loan was of $ 7.1 million as of December 31, 2008.  The largest net amount outstanding during 2008 and 2007 for such loans was $ 7.1 million and $ 165 million, respectively.

As of December 31, 2008 the interest rates on these intercompany loans to Endesa Chile’s Chilean subsidiaries, measured in equivalent dollars, range from 2.30% to 7.50%, with a weighted average interest rate of approximately 5.53%.  The interest rate on the outstanding intercompany loan granted to Endesa-Chile’s foreign subsidiaries, measured in equivalent dollars, is 6.40%.

C.            Interests of experts and counsel

Not applicable.

Item 8.   Financial Information

A.            Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal Proceedings

Chile

The Company is party to various lawsuits arising in the ordinary course of its business.  Management considers that it is unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or its subsidiaries’ operations, financial position or cash flows.

For detailed information on the December 31, 2008 on the status of the most significant pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 29 of our consolidated financial statements.  The lawsuits are detailed by company and the descriptions provide the court of law overseeing the lawsuit, a legal reference number, a general description of the lawsuit, the process status of the lawsuit and the estimate of the amount involved in the lawsuit.

The following lawsuits were resolved during 2008, and, therefore, are not included in Note 29 of our consolidated financial statements.

Proceeding initiated by Endesa Chile against the Department of Water Resources (Appeals Court of Santiago N° 6746-2007)

This case was an appeal of Exemption Resolution DGA No. 2144 of the Department of Water Resources, issued on September 11, 2007, which establishes rules for auctioning off water rights for the Manso River.  These water rights were simultaneously requested by Endesa Chile and AES Gener S.A., but the latter withdrew its request on September 7, 2006.  Given these facts, the Plaintiff is claiming that the Department of Water Resources should not auction off these water rights, which would infringe on Articles 6 and 7 of the Chilean Constitution and Article 142 of the Water Code, among other.

The Appeals Court of Santiago rejected Endesa Chile’s appeal.  Even though the Company filed an appeal of annulment against this ruling, it later ceased to continue with this lawsuit.

Proceeding initiated by Empresa Eléctrica Pehuenche S.A. against Empresa Eléctrica Colbún S.A. (20th Civil Court of Santiago N°5863-2001)

Pehuenche S.A. requested the fulfillment of contract with an indemnity of Ch$ 3,923 million, for damages related to services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period in 1998, plus interests. Colbún S.A. responded with a countersuit against Pehuenche S.A. seeking payment for losses caused by not being able to operate the dam below a specific level from April and May 2001 related to a ruling dictated by the Appeals Court of Talca, in a lawsuit related to the obligation to supply the Maule Norte Bajo canal that was later reversed by the Supreme Court.  The amount involved was Ch$ 3,932 million plus interests.

The Supreme Court rejected the appeal by Colbún S.A. against the Court of Appeals’ ruling, confirming the resolution issued in Pehuenche S.A.’s favor.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. As agreed at a meeting held on March 25, 2009, the Board of Directors informed at the GSM held on April 15, 2009 the payment of a definitive dividend of Ch$6.1 per share for fiscal year 2008, equal to a payout ratio of 35.27% (based on annual net income before negative goodwill amortization).  The provisional dividend of Ch $1.5391 per share paid on December 2008 was deducted from the definitive dividend paid on April 30, 2009, as agreed by the GSM.

The Board of Directors also approved a dividend policy for fiscal year 2009 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated up to September 30, 2009 and will propose a definitive dividend payout equal to 60% of the annual net income of fiscal year 2009.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.  The fulfillment of the aforementioned dividend policy will depend on actual 2009 net income. The proposed dividend policy is subject to the Board of Director’s prerrogative to change the amount and timing of the dividend under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Enersis or any of its subsidiaries to pay dividends, other than the customary legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances given the conditions of certain credit agreements, except for the following: Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios; Costanera is prohibited from paying dividends while certain debt is outstanding; and dividend payments by El Chocón are limited by a credit agreement executed in 2006.  In general terms companies may noy pay dividends in case of default on credit agreements. (See. “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Enersis debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate.  There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

The Company pays dividends to shareholders of record as of five business days before the payment date.  Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company in pesos and the amount of dividends distributed per 30 common shares (one ADS represents 30 common shares) in dollars.  See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends Distributed (1)
Year	Ch$ per Share (2)	Ch$ per Share (3)	$ per ADS (4)
2004	4.13	5.11	0.17
2005	5.82	6.98	0.23
2006	13.41	15.53	0.52
2007	13.76	14.77	0.49
2008 (5)	21.28	21.28	0.71

(1)          This chart details dividends accrued but not necessarily paid in any given year and does not reflect reduction for any applicable Chilean tax withholding.

(2)          Amounts in historical pesos.

(3)          Amounts in constant pesos as of December 31, 2008.

(4)          The dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 636.45 = $ 1.00, the Observed Exchange Rate prevailing on December 31, 2008, to the constant peso amount.  One American Depositary Share represents 30 common shares.

(5)          Dividend approved at the Annual Shareholders’ Meeting of Endesa Chile held on April 15, 2009.

B.            Significant Changes

None.

Item 9.   The Offer and Listing

A.            Offer and listing details

Market Price and Volume Information

The shares of our common stock currently trade on the Chilean Exchanges.  Shares of our common stock have traded in the United States on the NYSE since 1994 in the form of ADSs under the ticker symbol “ENI.”  Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”).  The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder.  Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.

The table below shows, for the periods indicated high and low closing prices in pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in dollars as reported by the NYSE.  As of December 31, 2008, ADRs evidencing 15,013,106 shares were outstanding (equivalent to 450,393,180 shares or 5.49% of the total number of issued shares).  It is not practicable for the Company to determine the proportion of ADRs beneficially owned by persons.  The stock closed at $ 33.49 on the last trading day on the NYSE in 2008.

	Santiago Stock Exchange (1)(2)		NYSE (1)
	Ch$ per share		$ per ADS
Most Recent Six Months	High	Low	High	Low
May 2009	844.00	738.00	45.38	37.50
April 2009	760.01	716.00	39.42	36.70
March 2009	773.00	708.00	39.58	34.24
February 2009	799.90	720.00	39.39	35.26
January 2009	770.00	712.00	37.74	33.60
December 2008	785.10	709.99	36.12	30.01

2008 Annual	865.00	485.00	52.50	28.75
lst Quarter	712.01	485.00	49.02	31.34
2nd Quarter	835.02	693.00	52.50	42.61
3rd Quarter	865.00	680.00	52.39	40.83
4th Quarter	785.10	610.00	44.75	28.75
2007 Annual	794.35	693.92	47.80	37.60
lst Quarter	738.00	668.83	43.08	36.31
2nd Quarter	871.33	757.83	51.09	39.74
3rd Quarter	810.33	694.00	49.75	37.25
4th Quarter	757.75	655.00	47.27	37.10

2006 Annual	576.68	490.63	32.77	27.31

2005 Annual	495.50	429.65	27.13	22.07

2004 Annual	347.50	225.00	18.66	11.50

(1)          Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)          Nominal price in pesos per share at trade date.

B.            Plan of Distribution

Not applicable.

C.            Markets

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this Report.  As of December 31, 2008, 235 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2008, the Santiago Stock Exchange accounted for 85.4% of Endesa Chile’s total equity traded in Chile.  In addition, approximately 14.5% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.1% was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange.  The Santiago Stock Exchange also trades dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m., from April to October, and from 9:30 a.m. to 5:30 p.m. from November to March, Santiago time, which differs from New York City time up to two hours, depending on the season.  The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to

4:30 p.m. on each business day.  Auctions may be conducted, three times a day, at 9:15 a.m., 12:30 p.m. and 4:30 p.m.

There are two share price indices on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selective Shares Price Index, or IPSA.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year. The IPSA is calculated using the prices of the 40 most actively traded shares.  The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded.  Endesa Chile has been included in the IPSA since the beginning of its privatization process in 1987.

In Spain, shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, in 2001.  One trading unit is the equivalent of 30 common shares and the trading ticker symbol is “XEOC.”  Trading of our shares in the Latibex during 2008 amounted to 775,574 units, which in turn was the equivalent of € 22.3 million.  The stock closed at € 24.37 on the last 2008 trading day.

D.            Selling shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expense of the issue

Not applicable.

Item 10.     Additional Information

A.            Share capital

It is included below in Section B of this item.

B.            Memorandum and Articles of Association

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States; and by the Law 18,046, or the Chilean Companies Act.  In addition, D.L.-3500, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurances, or the SVS, under the Law 18,045, or the Securities Market Law, and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act clarifies rules establishing publicly held limited liability stock companies while eliminating government supervision of private sector companies.  Law 19,705, enacted in 2000, introduced important amendments to the Chilean Companies Act and the Securities Market Law.  Among other things, it provides a new definition for publicly held stock companies and new rules regarding change of control, tender offers, transactions with directors, qualified majorities, shares repurchase, directors’ committee, stock options and derivative actions.  Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings exceed this percentage, and all other companies which are voluntarily registered with the SVS, regardless of the number of their shareholders.  Endesa Chile is a publicly held limited liability stock company.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and Section II, Circular 585, of the SVS, certain information regarding transactions in shares of publicly held limited liability stock companies must be reported to the SVS and the Chilean stock exchanges.  Since the ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs are subject to these reporting requirements and those established in Circular 1,375 of the SVS.  The following transactions must be reported:

•                  any direct or indirect acquisition or sale of shares made by a holder that owns directly or indirectly 10% or more of a publicly held limited liability stock company’s subscribed capital;

•                  any direct or indirect acquisition or sale of shares made by a holder that, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring directly or indirectly 10% or more of a publicly held stock company’s subscribed capital; and

•                  any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

In addition, persons who enter into the aforementioned transactions must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of obtaining control of the Company.

Under Article 54 of the Securities Market Law and Norma de Carácter General 104 enacted by the SVS, any person who directly or indirectly intends to take control of a publicly held stock company must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have started.

Register

Endesa Chile is registered with the SVS and its entry number is 0114, and with the Securities and Exchange Commission in the United States.

Corporate Objective and Purpose

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as, to provide engineering consultancy services, directly or through other companies, in Chile and abroad.

Board of Directors

Our Board of Directors is comprised of nine members.  Members of the Board are appointed by the General Shareholders’ Meeting (“GSM”) and are elected for a period of three years at the end of which they will be re-elected or replaced.

The nine directors elected at the GSM are the nine individual nominees who receive the most votes.  Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.  These voting provisions ensure that a shareholder owning more than 10% of our shares is able to elect a member of the Board of Directors..

The compensation of the directors is set annually by the GSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

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

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, Endesa Chile’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our bylaws do not contain any provisions relating to:

•                  redemption provisions;

•                  sinking funds; or

•                  liability to capital calls by the Company.

Under Chilean law, the rights of holders of stock may only be changed by an amendment to the bylaws of the Company that complies with the requirements explained below under “— Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company, acting at a special shareholders’ meeting, have the power to authorize an increase in its capital.  When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for, unless the company’s bylaws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference between the subscription price and the price actually received at auction, if any.   However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized and issued shares for which full payment has not been made within the period fixed by the special shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.

As of the date of this Report, the capital subscribed and fully paid for totals Ch$ 1,331,714 million (corresponding to the subscribed and paid capital as of December 31, 2008) for 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders the preemptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the capital increase is made public.  During such 30-day period, and for an additional 30-day period, publicly held limited liability stock companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders.  At the end of this additional 30-day period, a Chilean publicly held limited liability stock company is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

Amendments to Articles 1bis, 5bis, 16bis, 20bis, 35bis, 36bis, 40bis, 42bis, 43bis and 44bis of the bylaws requires the affirmative vote of 75% of the issued shares with voting rights.  A GSM must be held within the first four months following the end of our fiscal year.  The last GSM was held on April 15, 2009.  Extraordinary meetings may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS.  To convene an extraordinary meeting, or a general shareholder meeting, notice must be given three times in a newspaper located in our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.  The last extraordinary meeting of shareholders was held on April 15, 2009.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present or represented at the meeting.  Additionally, an extraordinary shareholders’ meeting must be called to take the following actions:

•                  a transformation of the company into a form other than a sociedad anónima abierta (a publicly held limited liability stock company) under the Chilean Companies Act, a merger or division of the company;

•                  an amendment to the term of duration or early dissolution of the company;

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

•                  issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is sufficient;

•                  the purchase of the corporation’s own shares;

•                  others established by the bylaws or the laws;

•                  certain remedies for the nullification of the corporate bylaws.

Regardless of the quorum present, the vote required for any of the actions above is a two-thirds majority of the outstanding shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held Chilean company to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled GSM.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in the case of a GSM, the company will offer to the shareholders an annual report of the company’s activities which includes audited financial statements.

The Chilean Companies Act provides that, upon the request by shareholders representing 10% or more of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held stock company convenes a GSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

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

There are no limitations imposed by Chilean law or the company’s bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock.  However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADRs, is the custodian of the Depositary, currently Citibank N.A. (Chile), or any successor thereto.  Accordingly, holders of ADRs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADSs and evidenced by the ADRs directly.  The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADRs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs and evidenced by such ADRs.  Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors of the company or to a person designated by the Chairman of the Board of Directors of the company to vote) the shares of common stock represented by the ADSs evidenced by such ADRs in accordance with any such instruction.  The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs.  If no voting instructions are received by the Depositary from a holder of ADRs with respect to the shares of common stock represented by the ADSs, and evidenced by such ADRs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs, subject to limitations set forth in the Deposit Agreement, may be voted in the manner directed by the Chairman of the Board of the company.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued Shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of its consolidated net income, before amortization and negative goodwill for each year (on a Chilean GAAP basis), unless and except to the extent the company has carried forward losses.  The law provides that the Board of Directors has to propose the dividends policy to the shareholders at the GSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Endesa Chile’s shares or in shares of publicly held corporations held by Endesa Chile.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable; payments not collected in such period are transferred for the benefit of the fire department, formed by volunteers.

In the event of a liquidation of Endesa Chile, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

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

Change of Control

Law 19,705, enacted in 2000, establishes a comprehensive regulation related to tender offers.  The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions which allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time.  These provisions apply to both voluntary and hostile tender offers.

Acquisition of Shares

There are no provisions in our bylaws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.  However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock.  The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder.  Additionally, our bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

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

“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting.  The price paid to a dissenting shareholder of a publicly held company whose shares are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•                  the transformation of the company into an entity which is not a sociedad anónima abierta (a publicly held limited liability stock company) governed by Chilean Companies Act;

•                  the merger of the company with another company;

•                  disposition of at least 50% of the assets of the corporation, whether it includes disposition of liabilities or not, as well as any business plan which contemplates the disposition of assets for an amount greater than this percentage;

•                  issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the board of directors is sufficient);

•                  the creation of preferential rights for a class of shares or an amendment to the existing ones.  In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•                  certain remedies for the nullification of the corporate bylaws; and

•                  such other causes as may be established by the law or by the company’s bylaws.

Investments by AFPs

DL-3500 permits Administradoras de Fondos y Pensiones, Chilean Pension Funds, or AFPs, to invest their funds in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee.  The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Endesa Chile has been a Title XII Company since 1987 and is approved by the Risk Classification Committee.

Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, and that require that certain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by Endesa Chile are registered with an administrative agent named Depósito Central de Valores S.A., Depósito de Valores.  This entity is responsible for Endesa Chile’s shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Endesa Chile.

Foreign Investment Contract and Chapter XXVI

Regarding our initial offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company.  Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.  The new Compendium of Foreign Exchange Regulations, in force since April 19, 2001, eliminated Chapter XXVI.  This Compendium was restated and has been in force since March 1, 2002.  As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market.  However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market.  However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

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

On November 16, 1999, the Central Bank issued new regulations that amended Chapter XXVI.  Among the amendments, Chapter XXVI required that foreign currency that entered Chile pursuant to Chapter XXVI be converted into pesos in the Formal Exchange Market and the shares evidencing ADRs only be paid in pesos.  In addition, foreign currency required to remit the proceeds of the sale of the underlying shares must be acquired alternatively in either the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank).  On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.

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

C.            Material contracts

None.

D.            Exchange controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.  Foreign Exchange Regulations are ruled by the Compendium approved by Chilean Central Bank in 2002.  The Compendium completed the process of gradual deregulation of the foreign exchange market, in particular by removing various restrictions on cross-border investing and financing.  The Compendium enhances the quality of the information gathered by the Central Bank with respect to monetary policies and exchange controls.

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

As used in this Report, the term “foreign holder” means either:

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  As of January 1, 2004, the Chilean corporate tax rate is 17%.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

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

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

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

Exceptions: Despite the general rule previously examined, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution.  The special cases of most common occurrence are briefly described below:

1)                                     Circumstances where there is no credit against the Chilean withholding tax:  Dividends distributed by the company to foreign holders may not receive a credit against the Chilean withholding tax.  Such is the case, for instance, when dividend distributions exceed the company’s taxable income or when the income was not subject to corporate income tax due to an exemption.  In these cases, the foreign holder will be subject to the Chilean withholding tax rate of 35%, without any credit whatsoever.

2)                                     Circumstances where dividends have been imputed to income exempted of all Chilean income taxes: In these cases, dividends distributed by the company to the foreign holder will not be subject to Chilean withholding tax.  Income exempted of all Chilean income taxes is expressly listed in the Chilean Income Tax Law.

3)                                     Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and no tax-exempt earnings, a provisional withholding must be made on the dividends at the time of payment to the foreign holders.  This provisional withholding is calculated as if the dividends were paid from taxable income with corporate tax credit.  In other words, dividends will be subject to a 35% Chilean withholding tax rate, but they will provide a general corporate tax credit of 17%, which results in an effective dividend withholding rate of 21.69%.

The provisional withholding tax must be confirmed by December 31 of the year in which the dividend was paid.  This confirmation must be based on the company’s effective income up to December 31.  As a result of such confirmation the following circumstances may arise:

a)              That part or the total amount of the dividend corresponds to taxable income without tax credit, in which case the excess credit must to be refunded to the Chilean Treasury by April of the year following the dividend payment date.  The excess credit will be deducted from the next dividend to be paid to the foreign holder.

b)             That part or the total amount of the dividend corresponds to tax-exempted earnings.  In such cases, a refund of the excess taxes paid must be requested from the Chilean treasury by April of the year following the dividend payment.

Circumstances when it is possible to use in Chile credit against income taxes paid abroad or “tax credit”:  This occurs when dividends distributed by the Chilean company have as their source income generated by companies resident in third countries.  If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on Sale or Exchange of ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares where shares or ADSs were acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such common shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a trader.  In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.  The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation on sale or exchange of Shares where shares or ADSs were acquired after April 19, 2001

The income tax law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions, in general terms, the amendment provides that to access to the capital gain exemption: (i) the shares must be of a public stock company with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or on another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.  If the shares do not qualify for the exemption, capital gain on their sale or exchange, if any, will be taxed in accordance with the rules described in the preceding paragraph. In addition, if the exemption does not apply and the foreign holder has held the shares for less than one year, gains from the disposition of shares will be subject to both income and withholding tax as described in the preceding paragraph.  The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

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

Other Chilean Taxes

There is no gift, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

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

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, such as:

•                  certain financial institutions;

•                  insurance companies;

•                  dealers and traders in securities who use a mark-to-market method of tax accounting;

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

•                   persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•                  persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You are a “U.S. Holder” if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal tax purposes:

•       a citizen or individual resident of the United States, or,

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the Depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of common shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%.  A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend paid in Chilean pesos will be a dollar amount calculated by reference to the exchange rate for converting Chilean pesos into dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “—Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, the gain or loss you realize on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax base in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares.  See “Chilean Tax Considerations — Taxation of Shares and ADSs.”  If a Chilean tax is imposed on the sale or disposition of shares, and a U.S. holder does not receive significant foreign source income from other sources, such U.S. holder may not be able to credit such Chilean tax against his U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2008 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for any taxable year during which you held shares or ADSs, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

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

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks from changes in commodity prices interest rates and foreign exchange rates. These risks are monitored and managed by the company in coordination with Enersis, our parent company.  The Company’s Board of Directors approves risk management policies at all levels.

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

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets.  We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2008, 2007 and 2006, we did not hold any contracts classified as either derivative financial instruments or financial instruments or derivative commodity instruments related to natural gas.

We are partially exposed to the volatility of coal and diesel oil prices.  In the countries where we operate, the dispatch mechanism allows the thermal power plant to cover its variable cost.  On the other hand, under certain circumstances, fuel price fluctuations might affect marginal costs.  Additionally, through adequate commercial risk mitigation policies, and a hydrothermal mix, we seek to naturally protect from commodity price volatility our operating income.  As of December 31, 2008, 2007 and 2006, we did not hold any contracts classified as either derivative financial instruments or financial instruments or derivative commodity instruments related either to coal or to diesel oil.

As of December 31, 2008, we did not hold electricity price-sensitive instruments.

Interest Rate Risk

At December 31, 2007 and 2008, 18.1% and 27.3% of our outstanding debt obligations were subject to floating interest rates (primarily based on LIBOR). We manage our risk exposure to interest rates by maintaining debt with both variable and fixed rates, according to the policy approved by the Board of Directors.

As of December 31, 2008, the recorded values for financial accounting purposes or notional amounts (derivatives) and the corresponding fair value of these significant financial instruments (include hedging instruments) which expose us to interest rate risk are as follows:

	As of December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
	(in millions of constant Ch$)
Debt:
Fixed rate:
Ch$- and UF-denominated	644	5,106	5,106	5,106	5,428	396,293	417,682	526,439
Weighted average interest rate	16.48%	16.50%	16.50%	16.50%	16.50%	8.85%	9.24%	0.00%
US$ denominated	425,549	20,290	25,857	30,364	272,726	320,187	1,094,974	1,438,038
Weighted average interest rate	8.33%	7.28%	7.31%	6.58%	8.49%	8.23%	8.25%	0.00%
Other currencies	27,097	14,664	142,.909	—	20,256	144,119	349,046	360,038
Weighted average interest rate	10.38%	5.64%	10.47%	0.00%	6.51%	11.49%	10.45%	0.00%
Variable rate
Ch$- and UF-denominated	1,241	—	—	—	—	—	1,241	1,241
Weighted average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
US$ denominated	84,112	200,183	173,742	48,152	7,893	161,513	675,596	675,481
Weighted average interest rate	6.61%	4.63%	4.64%	5.52%	5.69%	4.40%	4.90%	0.00%
Other currencies	130,521	8,389	—	86,523	—	—	225,434	229,959
Weighted average interest rate	14.16%	20.78%	0.00%	12.24%	0.00%	0.00%	13.67%	0.00%
Total	669,165	248,633	347,614	170,146	306,303	1,022,112	2,763,973	3,231,197

By comparison, as of December 31, 2007 the recorded values for financial accounting purposes or notional amounts (derivatives) and the corresponding fair value of these significant financial instruments which expose us to interest rate risk were as follows:

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

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in dollars. This risk is mitigated by the fact that a substantial portion of our revenues is linked to the dollar either directly or indirectly. Additionally, we manage this risk through the use of dollar/Chilean peso exchange currency swaps and dollar/Chilean peso forward foreign exchange contracts. As of December 31, 2008, we had total consolidated financial indebtedness of $ 4,343 million, of which $ 2,798 million (net of currency hedging instruments), or 64%, was denominated in dollars. For the twelve-month period ended December 31, 2008, our revenues amounted to $ 3,915 million, of which 19% were denominated in dollars, and  49% were linked in some way to the dollar. On the other hand, the equivalent of $ 88 million was revenues in pesos, $ 542 million in Colombian pesos, $ 555 million in Argentine pesos and $ 70 million in soles.

Although the current foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the dollar and the Chilean peso due to the application of BT 64. Under Chilean accounting standards, the effect of remeasuring Chilean peso from dollar exchange rate fluctuations is recorded in equity net of any price level restatement due to the effects of Chilean inflation on such foreign investment amounts.

Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.

As of December 31, 2008, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose us in foreign currency risk, are as follows:

	As of December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total	Fair value (3)
	(in millions of constant Ch$) (1)
Debt:
Fixed rate:
US$ denominated	425,549	20,290	25,857	30,364	272,726	320,187	1,094,974	1,438,038
Other currencies	27,741	19,770	148,015	5,106	25,684	540,413	766,728	1,760,453
Variable rate
US$ denominated	84,112	200,183	173,742	48,152	7,893	161,513	675,596	675,481
Other currencies	131,763	8,389	—	86,523	—	—	226,676	1,088,503
Other Instruments(2)
US$ denominated	—	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Forward contracts (receive US$/pay Ch$-UF)	—	—	—	—	—	—	—	—
Other foreign currency derivatives	—	—	—	—	—	—	—	—

(1)          Calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch$ 636.45 = $ 1.00.

(2)          “Other instruments” include cash, time deposits and short-term accounts receivables.

(3)          Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2007 the recorded values for financial accounting purposes and the corresponding fair value of the significant financial instruments, which expose us to foreign currency risk, are as follows:

	As of December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value (3)
	(in millions of constant Ch$) (1)
Debt:
Fixed rate:
$ denominated	220,235	331,426	15,816	23,144	22,221	440,809	1,053,652	1,269,055
Other foreign currencies	46,946	21,004	16,609	113,434	4,670	307,140	509,803	583,917
Variable rate:
$ denominated	38,325	48,972	68,635	97,075	26,465	5,795	285,266	278,464
Other foreign currencies	19,493	75,755	1,782	—	75,223	—	172,252	162,777
Other Instruments(2):
$ denominated	—	—	—	—	—	—	—	—
Other foreign currencies	—	—	—	—	—	—	—	—
Forward contracts (receive $/pay Ch$-UF)	—	—	—	—	—	—	—	—
Swap contracts (receive $/pay Ch$)	62,111	—	—	—	—	—	62,111	(3,878)

(1)          Calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch $ 496.89 = $ 1.00.

(2)          “Other instruments” include cash, time deposits and short-term accounts receivables.

(3)          Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

D.            Safe Harbor

The information in this “Item 11 Quantitative and Qualitative Disclosures About Market Risk,” contains statements that may constitute forward looking statements.  See “Forward-Looking Statements” in the Introduction to this Report for safe harbor provisions.

Item 12.     Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.            Use of proceeds.

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2008.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures.  Accordingly, the Company’s disclosure controls and procedures are designed only to provide reasonable assurance of achieving their control objectives.

Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements.  It can only provide reasonable assurance regarding financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2008.  The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

KPMG Auditores Consultores Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2008. This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.              Audit Committee Financial Expert

As of December 31, 2008, our Board of Directors has determined that Jaime Estévez V. is an audit committee financial expert as defined in the Exchange Act, is serving on the audit committee and is an independent member of the audit committee.  See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for more details.

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

In order to ensure compliance with the provisions of the Securities Market Law and other legal rules, imposed by the SVS, the board of Endesa Chile, at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market” (“Manual”).

This Manual is of a binding nature and shall be applicable to the members of the board, as well as executives and employees of Endesa Chile who have access or are able to access privileged information, and especially those who work in areas related to the securities markets.  Its provisions are based on the belief that such persons shall act on the basis of the principles of impartiality, good faith, precedence of general interests before their own, care and diligence in the use of information, and their actions in the securities markets will be in that line.

We are committed to continuously improve our corporate governance practices, based on the equitable treatment of all shareholders and to act in their best interest, providing them with a reasonable return on their investment.

Efforts in this matter are concentrated basically on the following key areas: i) Relations with Shareholders and the Company, ii) Board and Management, and iii) Policies for Publishing Information.  The Basis of Corporate Governance of Endesa Chile are structured as a friendly and simple format of questions and answers that attempt to cover the most important elements in these three areas.

The Internal Regulations on Conduct in Securities Markets, the Charter Governing Executives, the Manual and the Basis of Corporate Governance of Endesa Chile are accessible via Endesa Chile’s website at www.endesa.cl (which has not been incorporated as an exhibit into this Report).  A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76

Santiago, Chile

(562) 630 9000

Item 16C.              Principal Accountant Fees and Services

The shareholders nominated Ernst & Young (2007) and KPMG Auditores Consultores Ltda. (2008) as external auditors for Endesa Chile in replacement of Ernst & Young.

The following table provides information on the aggregate fees billed by our external auditors, KPMG, as well as the other member firms of Ernst & Young and KPMG and their respective affiliates, by type of services rendered for periods indicated. .

Services Rendered	2007	2008
	(millions of $)
Audit Fees (1)	0.90	1.01
Audit-Related Fees (2)	0.04	0.05
Tax Fees	0.00	0.00
Total	0.94	1.06

(1)          During 2008, KPMG has increased its scope including audit services in Argentina. Those services were provided in 2007 by another external auditor, different from our principal accountants.

(2)          During 2008, fees were paid for special requirement of the SVS in the amount of $ 48,593, primarily related to the adoption of IFRS. During 2007, fees were paid for due diligence works in Colombia for $ 36,000.

Additionally KPMG performed audit services related to the reporting packages prepared under the accounting policies of Endesa Spain for the purpose of inclusion in their consolidated financial statements prepared in accordance with IFRS.

The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared for Endesa Spain, in accordance with IFRS.

Audit Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the GSM. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation establishes so, appoint such subsidiaries’ external auditors.

The Audit and Control Committee, through the corporate audit department, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

The Audit and Control Committee has a pre-approval policy regarding the contracting of Endesa Chile’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Endesa Chile.

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

The services described in footnote (2) to the table above have been approved in line with the procedure described immediately above since July 2005.

In addition, due to the SEC-PCAOB release number 34-53677 (Audit Committee Pre-Approval of Certain Tax Services), the Audit Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

Item 16D.              Exemptions from Listing Requirements for Audit Committees

Messrs. D’Ornellas and Prado sit on the Board of Directors of Endesa Spain and are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B).  Messrs. D’Ornellas and Prado otherwise meet the independence requirements of Rule 10A-3(b)(1)(ii).  We believe that this does not materially affect the ability of our Audit Committee to act independently.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Persons

Not applicable.

Item 16F.              Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.              Corporate Governance

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

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005.  Non-U.S. companies are not required to comply with Rule 303A.07.  Since July 31, 2005, we comply with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Endesa Chile created an Audit Committee, composed of three directors, who are also directors of the Company.  The current members of this Committee, who satisfy the requirements of independence of NYSE, are: Fernando D’Ornellas S., Borja Prado E. and Jaime Estévez V.  Messrs. D’Ornellas and Prado sit on the Board of Directors of Endesa Spain.  Messrs. D’Ornellas and Prado otherwise meet the independence requirements of Rule 10A-3(b)(1)(ii).

As required by Chilean Law, Endesa Chile also has a Comité de Directores (“Directors’ Committee”) composed of three members of the Board.  Although Chilean Law requires that a majority of the Directors’ Committee (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Directors’ Committee to be composed of a majority of control directors or even completely of control directors, if there are not sufficient non-control directors on the Board to serve on the committee.  Currently, our Directors’ Committee is composed of two non-control directors and one director appointed by the controlling shareholder.

Our Directors’ Committee performs the following functions:

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

•                  examination of the compensation framework and plans for managers and executive officers; and,

•                  any other function mandated to the committee by the estatutos, the Board of Directors or the shareholders of the Company.

The current members of this Committee are Mario Valcarce D., Raimundo Valenzuela L. and Jaime Estévez V.

By agreement adopted by the special shareholders’ meeting held on March 21, 2006, a new chapter was included in the Endesa Chile’s bylaws, which refers to the “Comité de Directores and Audit Committee.” Visit our website for details (www.endesa.cl).

PART III

Item 17.     Financial Statements

None.

Item 18.     Financial Statements

Endesa Chile and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empress Nacional de Electricidad S.A., as amended.*
8.1	List of Subsidiaries as of December 31, 2008.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

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

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Rafael Mateo A.
Name:	Rafael Mateo A.
Title:	Chief Executive Officer

Date: June 8, 2009.

Endesa Chile and Subsidiaries

Ch$	Chilean pesos
US$	United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (See Note 2 (c)).
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2008 purchasing power.

KPMG Consultores Auditores Ltda.	Phone	+56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited the accompanying consolidated balance sheet of Endesa-Chile and subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 30.25 percent and total revenues constituting 24.46 percent of the Company’s related 2008 consolidated totals. Those financial statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the accompanying consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in thousands of Chilean pesos, as restated for general price-level changes, have been translated into United States dollars on the basis set forth in note 2 b) of the notes to the consolidated financial statements.

As discussed in Note 35 to the accompanying consolidated financial statements, the Company adopted International Financial Reporting Standards (IFRS), effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 29, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile
May 29, 2009

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

KPMG Consultores Auditores Ltda.	Phone	+56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Endesa-Chile and subsidiaries as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended, and our report dated May 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile
May 29, 2009

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

Ernst & Young Chlle Huérfanos 770, piso 5
Santiago

Tel: 5626761000
Fax: 5626761010
www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S. A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheet of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 31.39 percent as of December 31, 2007 and total revenues representing of 38.08 percent and 33.76 percent for each of the two years in the period ended December 31, 2007, respectively. We also did not audit the consolidated financial statements of certain investments accounted for under the equity method, which represented 6.84 percent of total consolidated assets as of December 31, 2007 and the equity in their net results represented 19.6 percent and 9.5 percent of the consolidated net income for each of the two years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2007 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 36 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile
February 19, 2008
(except for Note 36 for which the date is April 30, 2008)

A member firm of Ernst & Young Global Limited

Deloitte & Touche Ltda.
Cra. 7 N° 94 - 09
A.A. 075874
Nit. 860.005.813-14
Bogotá D.C.
Colombia

Tel: +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Emgesa S.A. E.S.P.:

We have audited the balance sheets of Emgesa S.A. E.S.P. (the “Company”) as of December 31, 2008 and 2007 and the related statements of income, shareholders’ equity and cash flows for the three years in the period ended December 31, 2008, all expressed in thousands of U.S. dollars (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile.

As described in greater detail in Note 1 to the financial statements, on August 17, 2007, the Office of the Superintendent of Corporations in Colombia authorized the merger through absorption between Central Hidroeléctrica de Betania S.A. E.S.P. and Emgesa S.A. E.S.P.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2008 and the determination of shareholders’ equity at December 31, 2008 and 2007 to the extent summarized in Note 28.

Our audits also comprehended the translation of U.S. dollar amounts into constant Chilean Peso amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2 c). Such constant Chilean Peso amounts are presented solely for the convenience of readers in Chile.

DELOITTE & TOUCHE LTDA.

Bogotá - Colombia

February 27, 2009

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
De Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Endesa Argentina S.A.:

We have audited the consolidated balance sheets of Endesa Argentina S.A. and subsidiaries (the “Company”) as of December 31, 2007 and the related consolidated statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007, to the extent summarized in Note 36.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 27, 2008

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Endesa Brasil S.A.:

We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain of its consolidated subsidiaries (hereinafter collectively referred to as the “Subsidiaries”), which statements reflect total assets constituting 30.63% of consolidated total assets at December 31, 2007 and total revenues constituting 27.21% and 36.32% of consolidated total revenues for the years ended December 31, 2006 and 2007, respectively. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U. S. GAAP”) in Note 25, these financial statements reflect 54.43% of the Endesa Brasil consolidated U.S. GAAP adjustments to shareholders’ equity at December 31, 2007 and 56.77% and 55.31% of the Endesa Brasil consolidated U.S. GAAP adjustments to net income for the years ended December 31, 2006 and 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for the Companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S. A. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2008, and the determination of shareholders’ equity as of December 31, 2007 and 2008, to the extent summarized in Note 25 to the consolidated financial statements.

Santiago, Chile

May 29, 2009

•	Praia de Botafogo, 300 - 13º andar	•	Fone: (55) (21) 2109-1400
	22250-040 - Rio de Janeiro, RJ, Brasil		Fax: (55) (21) 2109-1600
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Centrais Elétricas Cachoeira Dourada - CDSA

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada - CDSA as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, March 27, 2008

ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

•	Praia de Botafogo, 300 - 13º andar	•	Fone: (55) (21) 2109-1400
	22250-040 - Rio de Janeiro, RJ, Brasil		Fax: (55) (21) 2109-1600
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Central Geradora Termelétrica Fortaleza - CGTF

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza - CGTF as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, March 27, 2008

ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo

Partner

•	Praia de Botafogo, 300 - 13º andar	•	Fone: (55) (21) 2109-1400
	22250-040 - Rio de Janeiro, RJ, Brasil		Fax: (55) (21) 2109-1600
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CIEN - Companhia de Interconexão Energética

We have audited the accompanying consolidated balance sheets of CIEN - Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Transportadora de Energía S.A. - TESA and Compañía de Transmisión del MERCOSUR S.A. - CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets of 13 percent and 11 percent as of December 31, 2006 and 2007, respectively, and total revenues representing and 6 percent and 2 percent for each of the two years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energía S.A. - TESA and Compañía de Transmisión del MERCOSUR S.A. - CTM, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN - Companhia de Interconexão Energética and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, March 27, 2008

ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo

Partner

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
De Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Transportadora de Energía S.A.:

We have audited the balance sheet of Transportadora de Energía S.A. (the “Company”) as of December 31, 2007 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S.A. as of December 31, 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 to the extent summarized in Note 20.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 27, 2008

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
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Compañía de Transmisión del Mercosur S.A.:

We have audited the balance sheet of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2007 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2007 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 to the extent summarized in Note 19.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 27, 2008

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Endesa Chile and Subsidiaries

Consolidated Balance Sheets

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

		As of December 31,
Assets	Note	2007	2008	2008
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Current assets:
Cash		21,123,564	54,516,339	85,657
Time deposits	4	48,212,900	172,001,465	270,251
Marketable securities		11,221,911	101,229,674	159,054
Accounts receivable, net	5a	230,007,246	276,420,886	434,317
Other accounts receivable, net	5a	65,389,290	32,082,616	50,409
Accounts receivable from related companies	6a	191,610,270	72,262,754	113,540
Inventories	7	56,941,649	44,286,274	69,583
Taxes receivables	8	70,655,942	29,687,065	46,645
Prepaid expenses		4,988,847	6,144,242	9,654
Deferred income taxes	8a	3,141,292	3,750,652	5,893
Other current assets	9	30,299,225	376,410,316	591,422
Total current assets		733,592,136	1,168,792,283	1,836,424

Property, plant and equipment, net	10	4,536,151,170	5,040,756,935	7,920,115

Other assets:
Investments in related companies	11a	483,551,029	688,882,708	1,082,383
Investments in other companies	13	4,499,098	4,605,373	7,236
Long-term accounts receivables	5a	90,698,407	94,690,545	148,779
Goodwill, net	12a	10,731,594	10,882,321	17,098
Negative goodwill, net	12b	(40,297,249)	(41,092,610)	(64,565)
Accounts receivable from related companies	6a	402	109,601,626	172,208
Other intangibles	14	27,505,392	34,277,280	53,857
Accumulated amortization of other intangibles	14	(10,776,596)	(14,465,911)	(22,729)
Other assets	15	31,199,054	45,425,101	71,373
Total other assets		597,111,131	932,806,433	1,465,640
Total assets		5,866,854,437	7,142,355,651	11,222,179

Endesa Chile and Subsidiaries

Consolidated Balance Sheets

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

		As of December 31,
Liabilities and Shareholders’ equity	Note	2007	2008	2008
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Current liabilities:
Short-term debt due to banks and financial institutions	16	28,788,252	69,048,007	108,489
Current portion of long-term debt due to banks and financial institutions	17	72,961,594	67,275,418	105,704
Current portion of bonds payable	19	279,464,898	556,888,969	874,992
Current portion of long-term notes payable	19	25,498,337	35,081,124	55,120
Dividends payable		25,619,201	4,604,966	7,235
Accounts payable		210,127,149	264,266,515	415,220
Miscellaneous payables		27,407,092	18,255,074	28,683
Accounts payable to related companies	6a	17,144,245	84,489,283	132,751
Accrued liabilities	20	32,162,898	33,744,756	53,020
Employee withholdings		21,736,924	30,542,779	47,989
Income taxes payable	8	8,980,655	54,688,924	85,928
Deferred revenue		683,953	400,565	629
Other current liabilities		5,897,326	1,824,863	2,867
Total current liabilities		756,472,524	1,221,111,243	1,918,629
Long-term liabilities:
Long-term debt due to banks and financial institutions	18	316,696,529	614,543,066	965,579
Bonds payable	19	1,395,877,167	1,287,175,391	2,022,430
Long-term notes payable	19	68,659,150	81,088,822	127,408
Miscellaneous payables		79,362,332	125,258,026	196,807
Accrued liabilities	20	30,337,719	30,372,553	47,722
Deferred income taxes	8a	173,087,423	190,779,902	299,756
Other long-term liabilities		28,623,647	34,786,029	54,656
Total long-term liabilities		2,092,643,967	2,364,003,789	3,714,359
Commitments and contingencies	29
Minority interest	22a	965,815,136	1,192,716,624	1,874,015
Shareholders’ equity:	23
Stated capital		1,331,714,085	1,331,714,085	2,092,410
Additional paid-in capital — share premium		261,232,246	261,232,246	410,452
Other reserves	23d	(176,405,325)	(160,614,415)	(252,360)
Retained earnings		425,815,439	489,600,112	769,267
Net income		209,566,365	442,591,967	695,407
Total Shareholders’ equity		2,051,922,810	2,364,523,995	3,715,176
Total Liabilities and Shareholders’ equity		5,866,854,437	7,142,355,651	11,222,179

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries

Consolidated Statements of Income

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

		For the years ended December 31,
	Note	2006	2007	2008	2008
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (b))
Operating income:
Sales		1,563,877,917	1,880,663,715	2,491,588,673	3,914,822
Cost of sales		(927,785,827)	(1,218,648,914)	(1,549,012,893)	(2,433,833)
Gross profit		636,092,090	662,014,801	942,575,780	1,480,990
Administrative and selling expenses		(46,065,057)	(40,380,822)	(49,215,400)	(77,328)
Operating income		590,027,033	621,633,979	893,360,380	1,403,662

Non-operating income and expense:
Interest income		17,330,604	25,346,152	28,675,508	45,055
Equity participation in income of related companies	11a	49,672,511	51,125,437	119,628,189	187,962
Other non-operating income	24a	35,049,741	19,510,858	79,232,845	124,492
Equity participation in losses of related companies	11a	(146,441)	(62,508,538)	(5,971,152)	(9,382)
Goodwill amortization	12 a	(1,102,713)	(991,089)	(1,184,879)	(1,862)
Interest expense		(201,074,012)	(193,328,896)	(194,845,084)	(306,144)
Other non-operating expenses	24b	(50,956,196)	(92,838,176)	(80,093,958)	(125,845)
Price-level restatement, net	25	1,739,748	9,642,423	424,645	667
Foreign currency translation, net	26	4,219,834	18,090,406	(30,562,735)	(48,021)
Non-operating loss		(145,266,924)	(225,951,423)	(84,696,621)	(133,077)

Income before income taxes		444,760,109	395,682,556	808,663,759	1,270,585
Income taxes	8	(153,048,224)	(123,507,299)	(191,557,383)	(300,978)
Income before minority interest		291,711,885	272,175,257	617,106,376	969,607
Minority interest	22b	(77,088,340)	(67,380,973)	(180,686,406)	(283,897)
Income before amortization of negative goodwill		214,623,545	204,794,284	436,419,970	685,710
Amortization of negative goodwill	12b	7,061,329	4,772,081	6,171,997	9,698
Net income		221,684,874	209,566,365	442,591,967	695,407

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

	Number of outstanding shares	Stated capital	Additional paid- in capital	Development stage companies (3)	Other reserves	Retained earnings	Net income	Total
	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2006	8,201,755	1,115,200,845	218,760,487	—	(34,508,449)	232,182,953	110,622,993	1,642,258,829
Reclassification of prior year net income	—	—	—	—	—	110,622,993	(110,622,993)	—
Price-level restatement of capital	—	23,419,218	4,593,970	—	(724,677)	6,047,727	—	33,336,238
Dividends	—	—	—	—	—	(47,734,212)	—	(47,734,212)
Reorganization of entities under common control (2)	—	—	—	—	(6,410,324)	—	—	(6,410,324)
Cumulative translation adjustment	—	—	—	—	4,699,526	—	—	4,699,526
Accumulated deficit of development stage companies	—	—	—	(303,015)	—	—	—	(303,015)
Interim dividends	—	—	—	—	—	(21,078,509)	—	(21,078,509)
Net income	—	—	—	—	—	—	189,541,318	189,541,318
As of December 31, 2006	8,201,755	1,138,620,063	223,354,457	(303,015)	(36,943,924)	280,040,952	189,541,318	1,794,309,851
As of December 31, 2008 (1)	8,201,755	1,331,714,085	261,232,246	(354,402)	(43,209,096)	327,531, 977	221,684,874	2,098,599,684
As of January 1, 2007	8,201,755	1,138,620,063	223,354,457	(303,015)	(36,943,924)	280,040,952	189,541,318	1,794,309,851
Reclassification of prior year net income	—	—	—	—	—	189,541,318	(189,541,318)	—
Price-level restatement of capital	—	84,257,885	16,528,230	—	(2,733,849)	28,626,028	—	126,678,294
Dividends	—	—	—	—	—	(88,907,020)	—	(88,907,020)
Reorganization of entities under common control (2)	—	—	—	—	(94,522,445)	—	—	(94,522,445)
Cumulative translation adjustment	—	—	—	—	(27,788,143)	—	—	(27,788,143)
Accumulated deficit of development stage companies (3)	—	—	—	303,015	—	(303,015)	—	—
Interim dividends	—	—	—	—	—	(17,983,167)	—	(17,983,167)
Net income	—	—	—	—	—	—	192,439,270	192,439,270
As of December 31, 2007	8,201,755	1,222,877,948	239,882,687	—	(161,988,361)	391,015,096	192,439,270	1,884,226,640
As of December 31, 2008 (1)	8,201,755	1,331,714,085	261,232,246	—	(176,405,325)	425,815,439	209,566,365	2,051,922,810
As of January 1, 2008	8,201,755	1,222,877,948	239,882,687	—	(161,988,361)	391,015,096	192,439,270	1,884,226,641
Reclassification of prior year net income	—	—	—	—	—	192,439,270	(192,439,270)	—
Price-level restatement of capital	—	108,836,137	21,349,559	—	(14,842,094)	44,885,805	—	160,229,407
Dividends	—	—	—	—	—	(94,850,832)	—	(94,850,832)
Cumulative translation adjustment	—	—	—	—	16,216,041	—	—	16,216,041
Interim dividends	—	—	—	—	—	(43,889,229)	—	(43,889,229)
Net income	—	—	—	—	—	—	442,591,967	442,591,967
As of December 31, 2008	8,201,755	1,331,714,085	261,232,246	—	(160,614,414)	489,600,110	442,591,967	2,364,523,995

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

(1)     Restated in thousands of constant Chilean pesos as of December 31, 2008.

(2)     As a result of a reorganization of entities under common control, the movements in other reserves accounted for in a manner similar to the pooling-of-interest method are as follows:

Transaction	2006	2007
	ThCh$	ThCh$
	(historic)	(historic)

Merger Edegel-Etevensa (Note 11 d. (iii))	(9,599,504)	—
Liquidation of CESA (Note 11 e. (i))	3,189,180	—
Merger Betania and Emgesa (Note 11 c. (ii))	—	(94,522,106)
Total	(6,410,324)	(94,522,106)

(3) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries

Consolidated Statements of Cash Flows

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from operating activities:
Net income	221,684,874	209,566,365	442,591,967	695,407
(Gain) loss on sales of property, plant and equipment	(3,685,778)	(412,692)	14,735	23
Net gain on sales of investments	—	(3,351,925)	—	—
Charges (credits) to income which do not represent cash flows:
Depreciation	205,036,039	210,150,835	250,505,112	393,597
Amortization of intangibles	1,295,716	1,330,242	1,832,903	2,880
Write-offs and provisions	30,549	154,759	410,510	645
Equity participation in income of related companies	(49,672,511)	(51,125,437)	(119,628,189)	(187,962)
Equity participation in losses of related companies	146,441	62,508,538	5,971,152	9,382
Amortization of goodwill	1,102,713	991,089	1,184,879	1,862
Amortization of negative goodwill	(7,061,329)	(4,772,081)	(6,171,997)	(9,698)
Price-level restatement, net	(1,739,748)	(9,642,423)	(424,645)	(667)
Foreign currency translation, net	(4,219,834)	(18,090,406)	30,562,735	48,021
Dividends received from equity method investees	19,831,393	50,031,975	36,396,113	57,186
Other credits to income which do not represent cash flows	(707,032)	(1,077,280)	(35,830)	(56)
Other charges to income which do not represent cash flows	8,096,663	3,522,315	5,064,105	7,957
Income attributable to minority interest	77,088,340	67,380,973	180,686,406	283,897
Changes in assets which affect cash flows:
Increase in trade receivables	(112,290,649)	(138,798,454)	(68,887,357)	(108,237)
Decrease (increase) on inventory	5,102,634	(29,801,961)	12,192,166	19,157
Decrease (increase) in other assets	(18,174,606)	(54,719,487)	(5,927,687)	(9,314)
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	67,442,108	226,732,632	(60,847,263)	(95,604)
Decrease in interest payable	(1,927,505)	(20,330,128)	(398,022)	(625)
Increase in income tax payable	71,287,980	19,203,019	118,038,561	185,464
Increase in other accounts payable associated with non-operating results	3,780,459	13,149,581	8,387,633	13,179
Net (decrease) increase in value added tax and other payables	8,897,068	(75,388,850)	35,266,215	55,411

Net cash flows provided by operating activities	491,343,985	457,211,199	866,784,202	1,361,905

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries

Consolidated Statements of Cash Flows

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Cash flows from financing activities:
Proceeds from the issuance of debt	623,985,442	180,914,780	387,187,168	608,354
Proceeds from bond issuances	54,414,214	166,324,463	232,389,281	365,134
Proceeds from loans obtained from related companies	39,435,602	43,255,604	67,650,974	106,294
Dividends paid	(133,692,807)	(257,789,954)	(282,015,440)	(443,107)
Distributions of capital by foreign subsidiaries	—	—	456,542	717
Repayment of debt	(420,692,640)	(173,692,919)	(165,883,078)	(260,638)
Repayment of bonds	(315,176,115)	(117,891,523)	(227,609,282)	(357,623)
Payment of loans obtained from related companies	(6,161,368)	—	(6,565,819)	(10,316)
Other disbursements for financing	(1,370,738)	(1,120,954)	(621,018)	(976)

Net cash provided by (used in) financing activities	(159,258,410)	(160,000,503)	4,989,328	7,839

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	21,431,568	3,244,219	471,007	740
Payments related to loans to related companies	14,990,013	—	85,217,248	133,895
Other receipts from investments (1)	1,212,072	47,014,775	14,205	22
Additions to property, plant and equipment	(198,928,912)	(225,455,435)	(290,178,733)	(455,933)
Long-term investments	(24,576,510)	(41,582,252)	(19,864,710)	(31,212)
Proceeds from sales of long-term investments	57,768	9,118,784	7,730,911	12,147
Liquidation of subsidiary (2)	(4,819,794)	—	—	—
Other loans granted to related companies	(48,550,111)	(89,122,732)	(53,161,289)	(83,528)
Other disbursements related to investing activities (1)	—	(47,553,154)	(8,317,231)	(13,068)

Net cash used in investing activities	(239,183,906)	(344,335,795)	(278,088,592)	(436,937)

Net cash flow for the year	92,901,669	(47,125,099)	593,684,938	932,807
Effect of price-level restatement and exchange rate difference on cash and cash equivalents	(8,177,113)	(24,788,508)	(1,291,363)	(2,029)

Net increase (decrease) in cash and cash equivalents	84,724,556	(71,913,607)	592,393,575	930,778

Cash and cash equivalents - Beginning of year	97,161,511	181,886,067	109,972,460	172,790

Cash and cash equivalents - End of year	181,886,067	109,972,460	702,366,035	1,103,568

(1) See Note 27.

(2) See Note 11 (e) (i). As a result of the liquidation of CESA, cash amounting to ThCh$ 4,819,794 was transferred to CESA’s other shareholder, Endesa Latinoamérica S.A.

The accompanying notes are an integral part of these consolidated financial statements.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

 (Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

1.                  Description of Business:

Empresa Nacional de Electricidad S.A.  (“Endesa Chile” or the “Company”, NYSE: EOC) is a publicly held limited liability stock company domiciled in Chile. The Company predominantly obtains its revenues from the sale of electric energy but also provides engineering services and operates a road tunnel under public concession.  It is a publicly-traded company, regulated by the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) as well as by the United States Securities and Exchange Commission  (“SEC”) since registering American Depositary Share (“ADSs”) in 1994.

As of December 31, 2008 the Company’s only subsidiary that is regulated by the SVS is Empresa Eléctrica Pehuenche S.A. (“Pehuenche S.A.”).

The Company is a subsidiary of ENERSIS S.A., or Enersis (NYSE: ENI), which holds 59.98% of the Company’s outstanding shares as of December 31, 2008.

2.                  Summary of Significant Accounting Policies:

a)                  General:

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS (collectively “Chilean GAAP”). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). No reclassification has occurred in year 2008.

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

The financial statements as of and for the years ended December 31, 2006, 2007 and 2008 of certain of the Company’s foreign subsidiaries, have been prepared in accordance to technical bullettins No72, No64, and No42 issued  by the Chilean Association of Accountants, prior to consolidation.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

 (Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

The table below sets forth the percentage participation of Endesa Chile in its consolidated companies:

	Percentage participation in voting rights as of December 31,
	2006	2007	2008
Company name	Total	Total	Direct	Indirect	Total
Enigesa S.A. (Chile)	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (Chile)	100.00	100.00	98.75	1.25	100.00
Pehuenche S.A. (Chile)	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A. (Argentina)	99.99	99.99	99.66	0.33	99.99
Pangue S.A.(1) (Chile)	94.99	94.99	94.98	0.01	94.99
Hidroinvest S.A. (Argentina) (2)	69.93	96.09	41.94	54.15	96.09
Hidroeléctrica El Chocón S.A. (Argentina) (2)	65.19	67.67	2.48	65.19	67.67
Endesa Costanera S.A. (Argentina) (2) (3)	64.26	69.77	12.33	57.43	69.77
Endesa Brasil Participacoes Ltda. (Brazil)(4)	100.00	100.00	—	—	—
Sociedad Concesionaria Túnel El Melón S.A.(Chile) (5)	99.96	100.00	99.99	0.01	100.00
Compañía Eléctrica Cono Sur S.A. (Pánama) (6)	100.00	100.00	—	—	—
Emgesa S.A. (Colombia) (7) (8)	23.45	26.87	26.87	—	26.87
Central Eólica Canela S.A. (Chile) (9)	—	75.00	—	75.00	75.00
Edegel S.A. (Peru) (10)	55.44	55.44	—	54.20	54.20
Generandes Perú S.A. (Peru) (10)	59.63	59.63	—	61.00	61.00
Southern Cone Power Argentina S.A. (Argentina) (3)	—	100.00	98.00	2.00	100.00
Compañía Eléctrica San Isidro S.A. (Chile)	100.00	100.00	100.00	—	100.00
Compañía Eléctrica Tarapacá S.A. (Chile)	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A. (Chile)	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada (Brazil)	100.00	100.00	1.00	99.00	100.00
Endesa Eco S.A. (Chile) (9)	100.00	100.00	99.99	0.01	100.00

(1)	See Note 11 (d) (i).
(2)	See Note 11 (d) (v).
(3)	See Note 11 (d) (iv).
(4)	See Note 11 (e) (iii).
(5)	See Note 11 (d) (vi).
(6)	See Notes 11 (e) (ii) and 11 (c) (i).
(7)	Endesa Chile exercises control over this company pursuant to a shareholders’ agreement dated August 30, 2007 held between the Company and Endesa Latinoamérica S.A.
(8)	See Notes 11 (c) (ii), 11 (d) (i) and 11 (e) (i)
(9)	See Note 11 (b) (iii).
(10)	See Notes 11 (d) (ii) and 11 (b)
(11)

On June 1, 2008, the Scotiabank interest group, which owned 2.27% in Generandes Perú S.A., withdrew its participation in exchange for 1.24% of Edegel S.A. Therefore, Endesa group participation in Generandes Perú S.A. increased from 59.63% to 61%.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

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

	Percentage of economic participation as of December 31,
	2006	2007	2008
	%	%	%

Edegel S.A. (1)	33.06	33.06	33.06
Hidroeléctrica El Chocón S.A. (2)	47.45	65.37	65.37

(1)                      See Notes 11 (d) (ii) and 11 (b) (vi)

(2)                      See Note 11 (d) (v).

b)               Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2008 was approximately 18.4%.

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

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 25).

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) for accounting purposes are as follows:

	Index	Change over Previous November 30,

December 31, 2006	100.00	2.1%
December 31, 2007	107.40	7.4%
December 31, 2008	116.96	8.9%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

November 30, 2006	100.00	2.6%
November 30, 2007	107.80	7.8%
November 30, 2008	115.45	7.1%

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

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account.  The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI.  Certain of the Company’s investments are linked to the UF.  When the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$

December 31, 2006	18,336.38
December 31, 2007	19,622.66
December 31, 2008	21,452.57

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                  Summary of Significant Accounting Policies, continued:

Comparative financial statements

For comparative purposes, the historical December 31, 2006 and 2007 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2008. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2008 as follows:

Year	Change in Index

2007	7.4	%(1)
2008	8.9	%(2)

(1) Equivalent to the amounts for 2006 multiplied by the change in the CPI for 2007, then by the change in the CPI for 2008.

(2) Equivalent to the amounts for 2007 multiplied by the change in the CPI for 2008.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos.  The translations of Chilean pesos into dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2008 of Ch$ 636.45 for $ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into dollars at this or any other exchange rate.

c)                Assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are detailed in Note 31.  These amounts have been stated at the observed rates of exchange reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2006	2007	2008
		Ch$	Ch$	Ch$
United States dollar (observed)	US$	532.39	496.89	636.45
Colombian Peso	$ Col	0.24	0.25	0.28
New Peruvian Sol	Soles	166.58	165.65	202.69
Brazilian real	Rs	249.01	280.52	272.34
Euro		€702.08	730.94	885.80
Argentine peso	$ Arg	173.87	157.79	184.32

Index	Symbol used	2006	2007	2008
		Ch$	Ch$	Ch$
“Unidad de Fomento”	UF	18,336.38	19,622.66	21,452.57
Annual Tax Unit	UTA	386,472	410,664	451,824

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                            Summary of Significant Accounting Policies, continued:

d)                 Time deposits and Marketable securities:

Time deposits are presented at cost plus accrued interest and UF indexation adjustments, as applicable (see Note 4).  Marketable securities consist primarily of common stock and are stated at the lower of cost or market value.

e)                  Inventories:

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

f)                    Accounts receivable and Allowance for doubtful accounts:

Accounts receivable are generally recorded at their nominal values and are classified as current or long-term, depending on their collection terms. Long-term receivables not bearing interest or bearing an unreasonable interest rate are discounted using a reasonable interest rate.  Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The Company establishes its allowance for doubtful accounts based on the aging of the accounts and prior experience with specific accounts.

g)                 Other current assets:

This caption is mostly composed of guarantee deposits, investment securities under agreements to repurchase, fair value of derivatives and others. Investments securities under agreements to repurchase are carried at cost of purchase plus an accumulated and earned portion of the agreed repurchase price at year-end (see Note 9).

h)                 Property, plant and equipment:

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

When the Company’s operations are not expected to produce sufficient net cash flows on a discounted basis to recover the net carrying value of all property, plant and equipment (including property, plant and equipment under capital lease), the book values of those assets are reduced to their net recoverable values with a charge to non-operating expense.  The Company has not identified impairment of its property, plant and equipment for the years ended December 31, 2006, 2007 and 2008.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                            Summary of Significant Accounting Policies, continued:

i)                     Leasing:

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

a. The lease transfers ownership of the property to the lessee by the end of the lease term.

b. The lease contains a bargain purchase option.

c. The lease term is equal to 75 percent or more of the estimated economic life of the leased property.

d. The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property.

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

j)                     Depreciation:

Depreciation expense is generally calculated on the price-level restated balances using the straight-line method over the estimated useful lives of the assets. Certain property, plant and equipment are depreciated using the unit-of-production method when this method better reflects the depreciation expenses, of these assets.

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

l)                     Investments in related companies:

The Company classifies an investment as investment in related companies, when it has the ability to exercise significant influence over the operations.  Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on an accrual basis (Note ll).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants, which amended Technical Bulletin No. 42.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                            Summary of Significant Accounting Policies, continued:

The Company assesses its ability to recover the carrying amounts of its investments in related companies accounted for under the equity method, whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. This assessment requires determining the fair values of the equity method investments.  Fair value is determined using valuation methodologies, including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. A write down is recorded in case the fair value is less than the carrying value and the decline in value is considered to be other than temporary. As indicated in Note 11 f., the Company during the year ended December 31, 2007 recorded an impairment of its investment in Inversiones Gas Atacama Holding Limitada amounting to ThCh$48,890,387 (historical) as a result of an other-than-temporary impairment of the investment. The impairment charge includes a write down of the investment to its recoverable amount and impairment of goodwill which was recorded in connection with the investment (see Note 12 (a)).

m)               Foreign investments:

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

The Company has evaluated the recoverability of its foreign investments as required by Technical Bulletin No. 33 and No 42 of the Chilean Association of Accountants. The result of the valuation was that no foreign investment was impaired as of December 31, 2006, 2007 and 2008.

n)                 Goodwill and negative goodwill:

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                            Summary of Significant Accounting Policies, continued:

2.             The second step is to compare the implied fair value of goodwill with its carrying amount. The implied fair value represents the excess of the CGU’s net assets at fair value over the CGU’s net identifiable assets. Any excess of the carrying amount of goodwill over its implied fair value is recorded as impairment loss, writing down the carrying amount of goodwill to its implied fair value.

During the year ended December 31, 2007, the Company recorded an impairment of goodwill recorded over its equity method investment in Inversiones Gas Atacama Limitada amounting to ThCh$ 62,675 (historical)

o)                 Investments in other companies:

Investments in other companies are recorded at their acquisition cost adjusted for inflation.

p)                 Bonds:

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the issuance proceeds, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 19). Discounts on the bond issuances of Endesa Chile and its subsidiaries are deferred over the term of the respective bonds amounted to ThCh$ 7,523,412 and ThCh$ 8,104,292 as of December 31, 2007 and 2008, respectively, presented in “Other assets” (see Note 15).

q)                 Current and deferred income taxes:

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

The valuation allowances reflect amounts, which relate to deferred tax assets that management believes will more likely than not expire without benefit. In the future, management’s estimates of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowance may increase or decrease.

r)                    Staff severance indemnity:

The severance indemnity that the Company is obliged to pay at all event under collective bargaining agreements to its employees who have completed 15 years of service, is recorded based on the projected benefit obligation, using a discount rate at which the obligations could be effectively settled.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.                            Summary of Significant Accounting Policies, continued:

s)                  Accrued vacation expense:

In accordance with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on an accrual basis.

t)                    Pension and Post-retirement benefits:

Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate at which the obligations could be effectively settled.

u)                 Other provisions:

Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonable estimated.

v)                 Operating income

Operating income includes energy supplied but not invoiced as of each year-end, valued at the sales price based on current rates. These amounts are recorded as current assets in Accounts receivables. The cost of this energy is included in cost of sales.  The Company has also recognized revenue from motor vehicle tolls and engineering and inspection services.

w)               Revenue recognition:

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

Additonally any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales taxes or excise) are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.         Summary of Significant Accounting Policies, continued:

x)      Statements of cash flows:

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

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash	24,977,853	21,123,564	54,516,339
Time deposits	107,959,764	48,212,900	172,001,465
Repurchase agreements	42,834,417	29,420,343	374,618,557
Marketable securities	6,114,033	11,215,653	101,229,674
Total cash and cash equivalents	181,886,067	109,972,460	702,366,035

y)      Financial derivative contracts:

As of December 31, 2007 and 2008, the Company has currency swaps, interest rate swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants.  Financial derivative contracts are valued at estimated fair values, with certain gains and losses deferred until settlement if the instrument qualifies as a hedge, at which time such amounts are included in earnings as “Other non-operating income and expense” upon the expiration of the contract.

z)      Research and development:

Costs incurred in research and development by the Company that are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred.  Studies related to specific and approved construction projects are capitalized.  Research and development costs are expensed as incurred and recorded as other operating expenses.

aa)    Computer software:

The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.

bb)   Cost of sales and administrative and selling expenses:

The cost of sales line item in the Consolidated Statements of Income includes the cost of the following items: purchased energy and power, materials and fuel used in our operations, tolls, energy transportation, direct production salaries, production related depreciation and amortization, and maintenance of productive assets and other costs of operations. The administrative and selling expenses line item in the Consolidated Statements of Income includes the cost of the following items: general administration of the Company, office supplies and materials, overhead salaries, the allowance for doubtful accounts, amortization and depreciation of assets that are not used in or directly attributable to the production process.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

2.         Summary of Significant Accounting Policies, continued:

cc)    Cost recovery:

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

dd)   Advertising costs:

Advertising costs are expensed as incurred. During the years ended December 31, 2006, 2007 and 2008, the Company recorded ThCh$ 570,248 ThCh$ 324,421 and ThCh$ 382,352 of advertising expense in the income statement in the administrative and selling expense line.

ee)    Debt issuance costs:

Costs incurred in the public registration and issuance of debt is capitalized and amortized on a straight-line basis over the term of the respective obligation (see Note 15).

ff)     Use of estimates:

The preparation of the consolidated financial statements, in accordance with generally accepted principles in Chile, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangibles and goodwill; valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

3.         Change in accounting policy:

No changes of accounting policy occurred in 2008. During the year ended December 31, 2007, the Company adopted Circular 1819 issued by the SVS, which requires the consolidation of subsidiaries in the development stage and the recognition of income from development stages in consolidated income rather than in a special component of equity. As a consequence of the adoption of Circular 1819 amounts of gains or losses which had been previously accumulated in this special component of equity were reclassified to the retained earnings balance as of January 1, 2007. The amount reclassified as of January 1, 2007 amounted to ThCh$ 303,015 (historical Chilean pesos). Pursuant to the transitory provision of Circular 1819, prior year income statement and balance sheet were not restated.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

4.         Time deposits:

Time deposits as of December 31, 2007 and 2008 and the applicable annual interest rates and scheduled maturities as of December 31, 2008 are as follows:

	Annualized	Scheduled	As of December 31,
Financial Institution	Interest Rates	Maturity	2007	2008
	%		ThCh $	ThCh$
Banco Santander	1.27	January 29, 2009	251,349	76,833,576
Citibank N.A. (Overnight)	0.08	January 2, 2009	28,220,999	42,333,634
Banco BBVA	2.35	January 29, 2009	—	19,151,871
Banco Rio	3.23	January 2, 2009	2,981,364	10,071,363
Banco JP Morgan Chase	1.74	January 5, 2009	—	7,156,625
Banco Río de la Plata	3.23	January 5, 2009	37,878	3,764,602
Banco Nación Argentina	3.23	January 2, 2009	—	3,687,668
Corficolombiana Valor Plus	0.92	January 1, 2009	68,285	2,190,103
Bank of America	3.23	January 5, 2009	3,560,526	2,092,648
Standard Bank	1.58	January 28, 2009	—	1,680,228
Fondo Suvalor	0.77	January 1, 2009	—	1,347,216
Banco Galicia	1.52	January 5, 2009	798,945	1,308,541
Citibank	2.21	January 5, 2009	3,177,768	382,047
Fiducolombia	0.80	January 1, 2009	6,645	633
Fidubogotá	0.93	January 1, 2009	23,456	581
Corficolombiana Multiplicar	1.10	January 1, 2009	8,185	129
Citibank New York	1.38	October 1, 2008	8,135,836	—
Banco Itau Corp Plus	1.84	October 1, 2008	941,664	—
Total			48,212,900	172,001,465

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

5.      Accounts receivable and other receivables:

a.     Current accounts receivable, other accounts receivable and related allowances for doubtful accounts as of            December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007				2008
Account	Under 91 days	91 days to 1 year	Allowance	Total	Under 91 Days	91 days to 1 year	Allowance	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts Receivable	225,142,414	6,227,522	(1,362,690)	230,007,246	253,230,862	24,742,452	(1,552,428)	276,420,886
Other Accounts Receivable (1)	63,236,486	3,065,435	(912,631)	65,389,290	29,280,329	3,877,485	(1,075,198)	32,082,616
Total	288,378,900	9,292,957	(2,275,321)	295,396,536	282,511,191	28,619,937	(2,627,626)	308,503,502

Long-term receivables as of December 31, 2007 and 2008, are ThCh$ 90,698,407 and ThCh$ 94,690,545, respectively, with no valuation allowance. To the extent long-term receivables do not bear interest or an unreasonable interest rate, they are discounted to their present value using a reasonable interest rate.

(1) As of December 31, 2007 and 2008 the balances include amounts of ThCh$ 31,995,105 and ThCh$ 10,720,714, respectively, that will be reimbursed to Endesa Chile and its subsidiaries for transmission line use.

b.     Current and long-term accounts receivable, net of the related allowances for doubtful accounts by country as of December 31, 2007 and 2008, are as follows:

	As of December 31,
	2007		2008
Country	ThCh$	%	ThCh$	%

Chile	163,509,271	42.35%	144,105,484	35.74%
Peru	17,052,156	4.42%	40,672,289	10.09%
Argentina	130,623,646	33.83%	151,986,806	37.69%
Colombia	56,757,363	14.70%	66,429,468	16.48%
Panama (1)	18,152,507	4.70%	—	—
Total	386,094,943	100.00%	403,194,047	100.00%

(1) Country of incorporation of the wholly-owned subsidiary, Compañía Eléctrica Cono Sur S.A. (See note 11 (e) (ii))

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

5.         Accounts receivable and other receivables, continued:

c.     Changes in the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Beginning balance	3,792,358	3,058,924	2,275,321
Charged to expense	432,979	512,408	306,714
Write-offs	(603,652)	(702,612)	(46,566)
Price-level restatement and conversion adjustment	(562,761)	(593,399)	92,157
Ending balance	3,058,924	2,275,321	2,627,626

d.     Sales recorded but not invoiced are ThCh$ 111,610,824 ThCh$ 163,547,931 and ThCh$ 194,398,173 as of December 31, 2006, 2007 and 2008, respectively.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

6.      Transactions with Related Companies:

If not stated otherwise, the balances of current accounts receivable and payable correspond principally to:

•      Sales and purchases of electricity and various services, which have payment terms of 30 days and are not adjustable.

•      Operating loans, which have adjustment clauses and bear interest.

Balances of notes and accounts receivable and payable classified according to the nature of the related company transaction are as follows as of December 31, 2007 and 2008:

a.     Notes and accounts receivable from related companies:

	As of December 31,
	Short-term		Long-term
Company Name	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$

Transmisora Eléctrica de Quillota Ltda.,	2,020,666	4,257,321	—	—
Atacama Finance Co.	97,663,785	313,383	—	109,601,626
CEMSA.	1,739,037	3,634,618	—	—
Chilectra S.A.	18,802,565	23,879,572	402	—
CIEN.	816,052	993,290	—	—
Codensa S.A.	20,774,661	26,451,167	—	—
Edelnor S.A.	2,752,347	5,734,712	—	—
Empresa Eléctrica Piura S.A.	98,377	2,121	—	—
Enersis S.A.	88,268	362,058	—	—
Endesa Brasil S.A.	59,455	90,524	—	—
Gasoducto Tal Tal Ltda.	196	246	—	—
Gas Atacama Generación S.A.	20.060	39,531	—	—
GNL Quintero S.A.	43,751,232	4,198,715	—	—
Endesa Fortaleza	1,951	7,997	—	—
Cam Colombia Ltda	62,817	18,789	—	—
Synapsis Soluciones y Servicios IT Ltda.,	14,777	88,763	—	—
GNL Chile S.A.	2,040,429	725,127	—	—
Gasoducto Atacama Chile S.A.	14,262	—	—	—
Consorcio Ara — Ingendesa Ltda.	54,911	63,130	—	—
Hidroaysen.	819,838	1,315,318	—	—
Sociedad Consorcio Ingendesa Ara Ltda	787	—	—	—
Endesa Latinoamérica S.A.	13,797	27,382	—	—
Empresa Eléctrica de Colina S.A.	—	21,072	—	—
CAM	—	19,739	—	—
GasAtacama S.A.	—	12,459	—	—
Edesur S.A.	—	4,175	—	—
Luz Andes S.A.	—	1,545	—	—
Total	191,610,270	72,262,754	402	109,601,626

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

6.      Transactions with Related Companies, continued:

a.      Notes and accounts payable due to related companies (continued):

	As of December 31,
	Short-term		Long-term
Company Name	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$

CEMSA	11,196,449	14,433,685	—	—
CTM	816,052	879,934	—	—
Chilectra S.A.	118,255	235,031	—	—
Codensa S.A.	3,099,260	64,864,048	—	—
Enersis S.A.	295,669	271,958	—	—
Synapsis Soluciones y Servicios IT Ltda.	635,510	823,391	—	—
Transmisora Eléctrica de Quillota Ltda.	35,048	172,749	—	—
CAM	92,275	30,272	—	—
Electrogas S.A.	228,055	1,784,801	—	—
Cam Colombia Ltda.	272,673	459,933	—	—
Synapsis Perú Ltda.,	38,118	168,973	—	—
Synapsis Colombia Ltda.	—	246,280	—	—
Synapsis Argentina Ltda.	87,098	27,589	—	—
Gas Atacama Generación S.A.	34,003	23,316	—	—
Gasoducto Tal Tal Ltda.	50,731	39,743	—	—
Consorcio Ara-Ingendesa Ltda.	363	—	—	—
Edelnor S.A.	99,503	11,085	—	—
Cam Perú	30,307	16,485	—	—
Empresa Eléctrica Piura S.A.	14,876	10	—	—
Total	17,144,245	84,489,283	—	—

Balances of notes and accounts receivable from and payable to related companies correspond mainly to:

•  Operations within the Company’s line of business and various services, which are due in 30 days and whose values are not readjusted.

•  Operating loans, which include readjustment clauses and interest payments.

The balance receivable from GNL Quintero S.A. corresponds to financing operations that are denominated in dollars and accrue interest at an average annual rate of 3.50%, maturing in 2009.

The balance receivable from Atacama Finance Co. corresponds to loans granted by the dissolved subsidiary, Compañía Eléctrica Cono Sur S.A. (see Note 11 (e) (ii)), to finance the construction of Gasoducto Atacama Argentina S.A. and Gas Atacama Chile S.A. The loans are expressed in US dollars and accrue interest at an average annual rate of 7.5%. On September 15, 2008, (date on which the loans originally matured) the loans were renegotiated and whilst conditions were maintained, maturity was extended to March 15, 2010.  This loan also includes a guarantee.

The balance payable to Enersis S.A. in both years was generated by financing operations, expressed in Chilean pesos and US dollars, which accrue interest at market rates.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

6.         Transactions with Related Companies, continued:

b.      The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

	Nature of	Income (expense)
Company	Transaction	2006	2007	2008
		ThCh$	ThCh$	ThCh$

Atacama Finance Co.	Interest	7,597,511	7,735,811	7,485,097
	Price-level restatement	2,206,193	7,374,963	7,941,886
	Foreign currency translation	1,921,769	(14,148,359)	16,639,067
CAM	Services provided	—	265	98,408
Endesa Fortaleza S.A.,	Services provided	272,002	84,449	43,951
CEMSA	Sales of energy	6,834,491	10,146,955	20,669,866
	Purchases of energy	(48,568)	(90,366)	(94,195)
	Services received	—	(17,124,607)	—
Codensa S.A.	Purchases of energy	(21,214,567)	(17,499,060)	(22,617,524)
	Sales of energy	60,135,547	65,319,938	114,110,393
	Services provided	70,984	80,501	104,362
	Services received	(822,565)	(564,703)	(523,660)
	Interest	1,204,255	28,679	(184,570)
CTM	Purchases of energy	(774,609)	—	—
CIEN	Sales of energy	774,609	—	—
	Foreign currency translation	768,487	750,007	726,480
Chilectra S.A.	Sales of energy	177,439,565	203,075,567	255,452,943
	Services provided	2,910,184	2,972,033	2,783,160
	Services received	(116,172)	(762,548)	(785,707)
Gas Atacama Generación S.A.	Services provided	1,134,771	384,654	100,887
Empresa Eléctrica Piura S.A.	Sales of energy	793,340	284,927	—
	Services provided	108,903	15,280	9,928
Enersis S.A.	Interest	(215,181)	(1,312,460)	(103,603)
	Services provided	154,329	1,182,461	1,072,658
	Foreign currency translation	119,206	—	531,196
	Services received	—	(1,067,295)	1,167,488
EndesaLatinoamérica S.A.	Services received	(4,821,252)	—	—
	Interest	(87,782)	—	—
	Price-level restatement	(70,498)	—	—
	Foreign currency translation	(14,845)	—	—
Consorcio Ingendesa ARA Ltda.	Services provided	192,709	675,910	—
Electrogas S.A.	Purchases of gas	(2,300,926)	(2,984,422)	(4,576,224)
Endesa Brasil S.A.	Services provided	212,589	291,948	981,558
Edelnor S.A.	Sales of energy	29,495,598	27,489,949	51,420,380
Synapsis Argentina Ltda.	Services received	—	(121,099)	(98,013)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

6.      Transactions with Related Companies, continued:

The most significant transactions and their effects in income (expense) for each year ended December 31, continued:

	Nature of	Income (expense)
Company	Transaction	2006	2007	2008
		ThCh$	ThCh$	ThCh$

Cam Colombia Ltda.,	Services received	(583,219)	(645,010)	(833,906)
Cam Perú S.A.	Services received	(381,942)	(6,587)	(71,909)
Synapsis Sol y Serv. IT Ltda.	Services received	(2,303,322)	(2,742,590)	(2,860,109)
	Services provided	—	597,481	686,527
Synapsis Colombia	Services received	(571,833)	(815,374)	(784,088)
Synapsis Brasil Ltda.	Services received	2,014	—	—
Synapsis Perú Ltda.	Services received	(324,348)	(192,068)	(146,934)
Consorcio ARA — Ingendesa Ltda.	Services provided	935,725	32,839	505,331
Cachoeira Dourada S.A.	Services provided	10,082	19,453	1,848
Transmisora Eléc, De Quillota Ltda.,	Interest	31,449	—	(184,781)
	Services provided	5,986	—	—
Sociedad Agrícola Pastos Verdes	Services provided	10,504	7,908	—
Consorcio Ingendesa Minmetal Ltda.	Services provided	73,753	—	—
GNL Quintero S.A.	Interest	—	873,402	1,748,868
	Exchange rate difference	—	(3,392,004)	1,902,123
	Price-level restatement	—	1,426,636	1,744,270
Hidroaysen	Services provided	—	3,221,315	4,678,724
	Price-level restatement	—	25,966	—
	Interest	—	6,180	—

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

7.      Inventories:

Inventories are mostly composed of fuel to be used in the powerplants, and they are accounted for based on what is described in Note 2 (e).

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

8.      Income taxes:

General information: Recoverable taxes as of each year-end are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Income tax payable	8,980,655	54,688,924
Value added tax recoverable	(64,102,767)	(29,680,259)
Income tax recoverable	(6,553,175)	(6,806)
Net tax position recoverable	(70,655,942)	(29,687,065)

a.     In accordance with technical bulletins No. 60 and No. 69 issued by the Chilean Association of Accountants, and circular No. 1466 issued by the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2007 and 2008 as follows:

	As of December 31, 2007				As of December 31, 2008
	Asset		Liability		Asset		Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivables	430	7,918,695	—	—	36	9,313,978	—	—
Deferred income	113,864	984,081	—	—	41,587	890,862	—	—
Vacation accrual	596,929	—	—	—	615,518	—	—	—
Assets in leasing	—	—	—	1,153,164	—	—	—	429,069
Depreciation	—	—	—	314,863,026	—	—	—	318,018,746
Severance indemnities	—	—	—	1,073,384	—	—	—	984,623
Deferred expenses	—	—	—	768,619	—	—	—	824,839
Capitalized interest	—	—	—	15,354,890	—	—	—	14,612,551
Tax loss carryforwards	—	25,598,038	—	—	—	17,238,948	—	—
Contingencies	1,232,980	2,973,347	—	—	1,997,148	5,213,711	—	—
Imputed interest on construction	—	—	—	4,311,595	—	—	—	4,041,198
Costs of studies	—	—	—	9,758,104	—	—	—	7,659,391
Spare parts used	—	—	—	878,155	—	—	—	807,175
Accrued liabilities	670,440	—	—	—	556,894	—	—	—
Bonds discount	—	—	—	256,601	—	—	—	2,288,016
Intangibles	—	—	—	361,853	—	—	—	332,227
Recoverable contributions to assets	—	—	—	346,813	—	—	—	236,352
Provision for obsolete spare parts	—	1,574,685	—	—	—	1,515,433	—	—
Pension benefits	526,649	969,748	—	—	539,469	641,657	—	—
Deferred bond discount	—	—	—	977,207	—	—	—	904,815
Capitalized commission for loans	—	—	—	55,303	—	—	—	10,947
Other events	—	—	—	1,039,524	—	—	—	858,564
Complementary accounts, net	—	(4,667,196)	—	(146,094,182)	—	(4,432,430)	—	(137,199,934)
Earned exigible	—	—	—	—	—	—	—	3,279,627
Valuation allowance	—	(3,334,765)	—	—	—	(3,073,855)	—	—
Total	3,141,292	32,016,633	—	205,104,056	3,750,652	27,308,304	—	218,088,206
Net deferred tax balance	—	—	—	(173,087,423)	—	—	—	(190,779,902)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

8.                  Income taxes, continued:

b.              Income tax expense for the years ended December 31, 2006, 2007 and 2008 is as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Current income tax (expense) benefit
Income tax provision	(121,203,005)	(87,941,346)	(163,041,786)
Adjustment from prior periods	4,929,566	815,665	(1,321,215)

Deferred tax (expense) benefit
Deferred taxes	(26,035,437)	(54,063,095)	(17,148,607)
Amortization of complementary accounts	(10,631,679)	(10,612,664)	(10,849,504)
Change in valuation allowance (1)	(126,973)	28,312,191	575,353
Other charges or credits	19,304	(18,050)	228,376
Total	(153,048,224)	(123,507,299)	(191,557,383)

(1) During the year ended December 31, 2007, due to the reorganization of subsidiaries in Colombia (see Note 11 (c) (ii)), the Company was able to recover tax loss carryforwards recorded in the former subsidiary Betania. These tax loss carryforwards and the related deferred tax assets were previously fully covered by a valuation allowance. As a result of the transaction, the tax loss carryforwards and the related deferred tax asset were recovered and the related valuation allowance has been reversed.

9.                  Other current assets:

Other current assets as of each year-end are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Advance payments	145,731	133,821
Investment securities under agreements to repurchase (1)	29,420,347	374,618,557
Other	733,147	1,657,938
Total	30,299,225	376,410,316

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

9.                  Other current assets, continued:

(1) The detail of investment securities under agreements to repurchase as of December 31, 2008 is as follows:

	Dates				Acquisition	Interest		Instrument	Current
Code	Inception	Maturity	Counter-party	Currency	cost	rate	Nominal	type	Amount
					ThCh$	%	ThCh$		ThCh$
CRV	12-16-2008	1-5-2009	Central Bank	Ch$	10,056,476	0.60	10,096,703	Bond	10,086,645
CRV	12-16-2008	1-5-2009	Central Bank	Ch$	10,041,193	0.55	10,078,010	PDBC	10,068,806
CRV	12-16-2008	1-5-2009	Central Bank	Ch$	707	0.55	710	Zero	709
CRV	12-19-2008	1-5-2009	Central Bank	Ch$	29,107,162	0.55	29,197,880	Bond	29,171,198
CRV	12-19-2008	1-5-2009	Central Bank	Ch$	10,892,838	0.55	10,926,787	PDBC	10,916,802
CRV	12-19-2008	1-5-2009	Central Bank	Ch$	23,023,000	0.55	23,107,801	Bond	23,082,860
CRV	12-17-2008	1-6-2009	Central Bank	Ch$	4,029	0.55	4,044	Zero	4,039
CRV	12-17-2008	1-6-2009	Central Bank	Ch$	10,067,171	0.55	10,104,084	PDBC	10,093,010
CRV	12-26-2008	1-6-2009	Central Bank	Ch$	12,048,003	0.55	12,072,300	Bond	12,059,047
CRV	12-26-2008	1-6-2009	Central Bank	Ch$	1,581,214	0.55	1,584,403	Zero	1,582,664
CRV	12-26-2008	1-6-2009	Central Bank	Ch$	2,891,183	0.55	2,897,013	PDBC	2,893,833
CRV	12-19-2008	1-7-2009	Central Bank	Ch$	4,628	0.55	4,644	Zero	4,638
CRV	12-19-2008	1-7-2009	Central Bank	Ch$	69,995,373	0.55	70,239,190	Zero	70,149,364
CRV	12-19-2008	1-12-2009	Central Bank	Ch$	19,014,393	0.55	19,098,057	Bond	19,056,225
CRV	12-19-2008	1-12-2009	Central Bank	Ch$	6,675,212	0.55	6,704,583	Zero	6,689,898
CRV	12-19-2008	1-12-2009	Central Bank	Ch$	14,310,395	0.55	14,373,360	PDBC	14,341,878
CRV	12-23-2008	1-14-2009	Central Bank	Ch$	15,098,985	0.40	15,143,276	Bond	15,115,090
CRV	12-23-2008	1-14-2009	INP	Ch$	3,115	0.40	3,124	Bond	3,118
CRV	12-29-2008	1-19-2009	Central Bank	Ch$	41,980,000	0.41	42,100,483	Bond	41,991,475
CRV	12-29-2008	1-19-2009	Central Bank	Ch$	4,005	0.54	4,020	Zero	4,006
CRV	12-29-2008	1-19-2009	Central Bank	Ch$	15,831,395	0.54	15,891,238	PDBC	15,837,094
CRV	12-22-2008	1-26-2009	Central Bank	Ch$	23,710,553	0.48	23,843,332	Bond	23,744,696
CRV	12-22-2008	1-26-2009	Central Bank	Ch$	3,647	0.48	3,667	Bond	3,652
CRV	12-30-2008	1-28-2009	Central Bank	Ch$	14,573,586	0.40	14,629,938	Bond	14,575,529
CRV	12-30-2008	1-28-2009	Central Bank	Ch$	3,714	0.40	3,728	Bond	3,714
CRV	12-30-2008	1-28-2009	Central Bank	Ch$	4,236,400	0.54	4,258,514	Bond	4,237,163
CRV	12-17-2008	1-29-2009	Central Bank	Ch$	7,000,950	0.17	7,017,674	Bond	7,014,065
CRV	11-27-2008	1-14-2009	Treasury - Republic of Chile	US$	7,877,796	0.17	7,898,803	Bond	7,890,911
CRV	11-27-2008	1-14-2009	Central Bank	US$	12,553,962	0.17	12,587,439	PDBC	12,580,192
CRV	11-27-2008	1-14-2009	Central Bank	US$	1,871,261	0.17	1,876,251	Zero	1,871,261
CRV	11-27-2008	1-14-2009	Central Bank	US$	9,531,858	0.17	9,557,276	Bond	9,544,975
			Total		373,994,204		375,308,332		374,618,557

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

10.           Property, plant and equipment:

The composition of property, plant and equipment as of each year-end is as follows:

	Estimated years	As of December 31,
	of useful lives	2007	2008
		ThCh$	ThCh$

Land	—	57,654,357	62,246,145

Buildings and infrastructure	35 – 65	3,368,228,041	6,995,618,412

Distribution and transmission lines and public lighting	35	32,574,505	29,184,829

Machinery and equipment	10 – 30	1,246,792,593	1,480,903,737

Construction in progress	—	59,546,743	165,426,608
Property, plant and equipment in leasing (*)	—	85,157,084	118,628,151
Furniture and fixtures, tools, software and IT equipment	3 – 10	24,100,150	26,611,228
Vehicles	6 – 10	1,865,450	2,319,453
Other assets	3 – 8	13,428,760	19,213,941
Sub-total		184,098,187	332,199,381
Technical appraisal	—	13,975,667	14,012,301

Total Property, plant and equipment		7,903,323,350	8,914,164,805

Less: Accumulated depreciation		(3,367,172,180)	(3,873,407,870)
Total Property, plant and equipment, net		4,536,151,170	5,040,756,935

Depreciation expense, including depreciation of assets held in capital leases, was ThCh$ 205,036,039 ThCh$ 210,150,835 and ThCh$ 250,505,112 for the years ended December 31, 2006, 2007 and 2008, respectively.

(*) Refers to leasing contracts listed below:

   (a) A leasing contract exists between the Company and Huepil S.A. for the 2x220KV Ralco-Charrúa transmission lines and the related technical installations amounting to ThCh$ 34,343,714 in 2007 and 2008. This contract has a duration of 20 years and the annual interest rate per year is 6.5% (see also Note 36 (p)).

   (b) Corresponds to certain contracts to convert the ventanilla thermopower plant to a combined cycle plant (ex-Etevensa) amounting to ThCh$ 50,813,370 in 2007 and ThCh$ 84,284,437 in 2008. The project is being carried out by the Company’s subsidiary Endegel S.A. and the financial institutions: Banco de Crédito del Perú and BBVA-Banco Continental. These contracts are for 8 years and bear annual interest rates ranging from Libor + 2.5% to Libor + 3% (see also Note 36 (p)).

The Company and its subsidiaries have all risk, earthquake and machinery breakdown insurance policies on their property with maximum coverage limits of ThUS$ 200,000 including losses for business interruption. Generally, these costs are recorded as part of prepaid expenses, to the extent they are paid in advance.

Endesa Chile and Subsidiaries

Notes to the  Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.           Investments in related companies:

a. Investments in related companies and respective equity in net earnings (losses) as of and for each year-ended are as follows:

	As of December 31, 2007	As of December 31, 2008
	Percentage	Number of	Percentage	Related	Carrying Value		Equity in Net Earnings (Losses)
Related Companies	Owned	Shares	Owned	Equity	2007	2008	2006	2007	2008
	%		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Gas Atacama Generación S.A.	0.05%	—	—	—	(2,727)	—	(9,016)	(15,935)	—
Gasoducto Atacama Argentina S.A.	0.03%	5	0.03%	149,546,537	38,549	44,877	6,166	(476)	(464)
Gasoducto Atacama Chile S.A.	0.05%	50	0.05%	113,785,208	51,033	56,893	6,610	10,274	367
Hidroaysen. (4) (5)	51.00%	3,369,824	51.00%	67,071,658	16,249,871	34,206,512	—	(1,072,903)	(1,908,047)
Hydroaysen Transmisión S.A. (4)	—	51	0.51%	22,368	—	114	—	—	—
Inversiones Electrogas S.A.	42.50%	425	42.50%	21,330,980	7,988,511	9,065,667	2,183,805	2,446,804	2,697,740
Inversiones Gas Atacama Holding Ltda. (6)	50.00%	—	50.00%	188,984,690	29,681,532	41,250,713	3,325,420	(61,033,655)	(2,747,294)
CEMSA (2)	45.00%	6,305,400	45.00%	9,632,067	3,718,827	4,334,430	920	(57,997)	(39,604)
Transmisora Eléctrica de Quillota Ltda.	50.00%	—	50.00%	9,332,138	4,396,883	4,666,069	250,422	361,173	269,186
Endesa Brasil S.A.	40.45%	67,256,360	40.45%	1,405,498,495	417,689,806	568,566,260	43,634,505	48,040,436	116,243,794
Gas Atacama S.A.	0.001%	1,147	0.001%	201,085,532	1,969	2,306	85	(123)	(2)
Electrogas S.A.	0.02%	85	0.02%	20,118,448	3,709	4,275	1,126	1,264	1,399
Distrilec Inversora S.A.	0.89%	4,416,141	0.89%	331,108,611	2,441,617	2,938,476	(137,425)	111,679	66,679
Consorcio ARA — Ingendesa Ltda.(1)	50.00%	—	50.00%	624,116	115,583	312,058	108,854	152,995	346,325
Sociedad Consorcio Ingendesa ARA Ltda. (1)	50.00%	—	50.00%	1,276	12,970	638	68,631	(15,209)	1,411
Consorcio Ingendesa — Minmetal Ltda. (1)	50.00%	—	50.00%	32,028	17,860	16,014	85,967	812	(1,847)
Consorcio ARA Ingendesa Sener Ltda. (1)	33.33%	—	33.33%	675	(1,918)	225	—	(2,280)	1,288
GNL Chile S.A. (4) (8)	33.33%	3,023,642	33.33%	(2,244,975)	(620,315)	(748,325)	—	(149,733)	(655,168)
GNL Quintero S.A. (4) (7)	20.00%	200	20.00%	120,633,413	1,731,556	24,126,683	—	(160,227)	(618,726)
Central Térmica San Martín S.A. (3)	20.86%	104,300	20.86%	93,290	17,857	19,412	—	—	—
Central Térmica Manuel Belgrano S.A. (3)	20.86%	104,300	20.86%	93,290	17,856	19,411	—	—	—
			Total		483,551,029	688,882,708	49,526,070	(11,383,101)	113,657,037

(1) These companies are non-consolidated affiliates of the Company’s subsidiary Ingendesa.
(2) This company is a non-consolidated affiliate of the Company’s subsidiary Endesa Argentina.
(3) These companies are non-consolidated affiliates of the Company’s subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A.
(4) Non-consolidating affiliates of the Company in development stage.
(5) See Notes 11 (b) (i), 11 (b) (iv), and 11 (b) (v).
(6) See Note 11 (f).
(7) See Note 11 (b) (vi) and 11(b) (ii).
(8) See Notes 11 (b) (vii) and 11 (b) (ii).

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.    Investment in related companies, continued:

b.  Constitution of companies

(i)    On September 4, 2006, Endesa Chile and its subsidiary, Endesa Inversiones Generales S.A., created a new subsidiary named Hidroaysen, whose main objective is the development, financing, ownership, and exploitation of a hydroelectric project in the Region XI in Aysén, Chile. The shareholder’s equity of the new subsidiary is ThCh$ 1,169, divided in 100 nominative shares, all of the same unique series, of equal value and without nominal value. Endesa Chile subscribed 99 shares, representing 99% of the paid-in capital and effectively paid ThCh$ 1,169 for all 99 shares; Endesa Inversiones Generales S.A. subscribed 1 share, representing 1% of the paid-in capital and effectively paid ThCh$ 12 for 1 share.

On September 21, 2006, Hidroaysen celebrated its First General Shareholders’ Meeting and approved a capital increase of ThCh$ 23,391,720 divided into 2,000,000 nominative shares, all of the same unique series, of equal value and without par value. All of which would  be subscribed to and effectively paid within three years from the date of the First General Shareholders’ Meeting. Accordingly, of the 1,999,000 shares corresponding to the capital increase, Endesa Chile subscribed to 1,019,900 shares, representing 51% of the capital increase and 50.99995% of current shareholders’ equity, while the new shareholder, Colbún S.A., subscribed to 980,000 shares representing 49% of the capital increase. Endesa Inversiones Generales S.A. did not exercise its preferential right to subscribe to shares. Therefore, its participation in the shareholders’ equity remained at 0.00005%

As of October 10, 2006, Endesa Chile subscribed to and effectively paid ThCh$ 11,880,881 for 1,019,899 shares, which corresponds to Ch$ 11,650 per share. This amount is equal to the placement price agreed to in Aysén’s First General Shareholders’ Meeting. In the same transaction, the Company subscribed to and effectively paid Ch$ 11,650 for 1 share, an amount that is equal to the placement price agreed to in Aysén’s First General Shareholders’ Meeting. The payment of the subscribed share was made in conformity with the terms established in the public deed “Payment of Acquired Shares by Transfer of Bare Property and the Granting of Usufruct of Groundwater Rights”, which has been subscribed to by all parties to date with the sum of Ch$ 11,650 paid in cash and through contribution of the bare property of the groundwater rights that are described in the aforementioned deed.

(ii)   On March 9, 2007, the Company subscribed 200 of the 1,000 registered shares issued by Sociedad GNL Quintero S.A., which it paid ThCh$2,190,919 by ceding, transferring and capitalizing the accounts receivable from its affiliate GNL Chile S.A. The Company’s participation in GNL Quintero S.A. totals 20%. On May 31, 2007, a pending contribution of ThCh$771 was made to GNL Chile S.A. by capitalizing an account receivable.

(iii)  On October 29, 2007, the entity Central Eólica Canela S.A. (“Canela”) was created, with the Company’s subsidiary Endesa Eco S.A. subscribing 75% of the issued shares. The 25% were subscribed by Centinela S.A., an unrelated party. In addition, Centinela S.A. subscribed a put-option for its participation in Canela, establishing that the participation can be sold to Endesa Eco S.A. on or after October 29, 2012.

(iv)  On April 15, 2008, the Company made a final payment of ThCh$2,108,778 to its affiliate Centrales Hidroeléctricas de Aysén S. A. (“Hidroaysen”) for certain shares subscribed on October 16, 2007 (see Note 11 (c) (i)).

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.    Investment in related companies, continued:

(v)   On April 30, 2008, the Company additionally subscribed 1,667,700 shares in Hidroaysen, which were paid in three different installments on June 5, 2008, August 20, 2008, and September 22, 2008, for ThCh$7,236,710 (685,950 shares), ThCh$5,044,622 (490,722 shares), and ThCh$5,474,600 (491,028 shares), respectively.

(vi)  On July 15, 2008, the Company made a capital contribution of US$35,680,377 to GNL Quintero S.A., which is equivalent to ThCh$18,472,192, by capitalizing loans, maintaining its participation of 20%.

(vii) On August 20, 2008, the Company made a capital contribution of US$1,000,000 to GNL Chile S.A., which is equivalent to ThCh$538,137, maintaining its participation of 33.33%.

c.  Reorganizations of entities under common control

(i)    On August 3, 2007, the wholly-owned subsidiaries Compañía Eléctrica Cono Sur S.A. and Endesa Chile Internacional S.A. were merged, with Compañía Eléctrica Cono Sur S.A. being the surviving entity. As of the date of the merger both entities were under common control of the Company, the transaction was accounted for as a reorganization of entities under common control using the pooling-of-interests method to combine the balance sheets and income statements of the involved entities.

(ii)   On September 1, 2007, the Company’s subsidiaries Betania and Emgesa were merged, by Betania absorbing Emgesa and the changing its name back to Emgesa. Prior to the merger, the Company directly and indirectly owned 99.99% in Betania and through Betania 23.45% in Emgesa. Pursuant to a shareholders’ agreement, the Company had controlled Emgesa prior to the merger. The merger was materialized by Betania issuing shares in exchange for the investment in Emgesa. As a result of the exchange ratio agreed between the shareholders of former Emgesa, and the subsequent exchange of Emgesa shares against Betania shares, the Company increased its participation in Emgesa (merged entity) to 26.87%.

The shareholders of former Emgesa, Endesa Chile and Endesa Latinoamérica are under common control of Endesa S.A., the Company’s ultimate parent company. Consequently, pursuant to Technical Bulletin No. 72, the transaction was accounted for as a common control transaction, using the pooling-of-interest method to combine the balance sheets and income statements of the merged entities, resulting in a decrease of other reserves of ThCh$ 102,934,573.

All the transfers were recorded at book value of the related investments.

d   Acquisitions

(i)    On October 5, 2004, Corporación Financiera del Valle (“Corfivalle”) committed to withdrawing as a shareholder of Central Hidroeléctrica de Betania S.A.E.S.P., through an exchange of assets between Corfivalle and Endesa Chile, which was to take place as soon as the legal processes defined by both parties was to be settled. On December 29, 2006, the transaction was legally formalized and effective.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.    Investment in related companies, continued:

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

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants and Circular No. 1697 of the Superintendence of Securities and Insurance, the Company accounted for the purchase of minority interest in Betania under the purchase method and consequently valued the assets and liabilities acquired from Central Hidroeléctrica de Betania S.A., at their respective fair values. As a result of this evaluation, it was concluded that the fair values did not significantly differ from the book values.

Consequently, the aforementioned purchase of minority interest was recorded in conformity with Technical Bulletin No. 72 of the Chilean Association of Accountants and resulted in a negative goodwill amounting to ThCh$ 8,554,907.

(ii)   On January 13, 2006, the Company acquired 5,500 shares in Empresa Eléctrica Pangue S.A. for the sum of ThCh$ 6,594, maintaining its direct participation in this entity to 94.97%. On July 20, 2006, the Company acquired 3,500 shares in Empresa Eléctrica Pangue S.A. for the sum of ThCh$ 4,110, increasing its participation to 94.98%.

(iii)  On June 1, 2006, Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”) was upstream merged into the subsidiary Edegel S.A.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants, this reorganization of companies under common control is accounted for using the pooling of interests method. As a result of the merger, which materialized through stock issued by the Company’s indirect subsidiary Edegel, the Company decreased its indirect participation in Edegel, held through its investment vehicle Generandes Perú S.A. to 55.44% (63.56% as of December 31, 2005) and a decrease in equity was recognized in other reserves amounting to ThCh$ 11,227,445.

(iv)  On February 27, 2007, the Company purchased 19,574,798 of the outstanding ordinary shares of Southern Cone Power Argentina S.A. These shares represented 100% of the outstanding shares and were purchased for ThCh$ 5,995,273 in cash. The acquired entity owns 8,081,160 (5.5%) of the outstanding class A shares of Endesa Costanera S.A., which is the acquired entity’s only asset. Through the purchase of Southern Cone Power Argentina, the Company increased its participation in Endesa Costanera S.A. to 69.77%.

(v)   On March 8, 2007, the Company purchased all of the shares in Hidroeléctrica El Chocón S.A. that were directly and indirectly held by CMS Generation S.R.L. The Company exercised the right of first refusal that it was given in an agreement with shareholders. The Company paid US$ 50,000,000 (ThCh$31,394,520 in December 2008 pesos), for 2,734,110 class R shares and 1,733,390 class L shares, equivalent to 25% of the outstanding shares of Hidroinvest S.A., the controlling company, with 59%, of Endesa Chile’s subsidiary Hidroeléctrica el Chocón S.A. and additionally 7,405,768 shares of Hidroeléctrica el Chocón S.A, equivalent to 2.4803% of the outstanding shares. As a result, the Company increased its direct and indirect participation in Hidroeléctrica el Chocón S.A. to 67.67%.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.    Investment in related companies, continued:

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants and Circular No. 1,697 of the Superintendency of Securities and Insurance, the Company assessed the assets and liabilities acquired from Endesa Costanera S.A. and Central Hidroeléctrica El Chocón S.A., at their respective fair values and concluded that their fair values did not differ significantly from their book values. As a result, this purchase of minority interest was accounted for as required by Technical Bulletin No. 72, recording negative goodwill of ThCh$ 2,216,534 related to Endesa Costanera and negative goodwill of ThCh$ 5,833,599 related to Hidroeléctrica el Chocón S.A. (see Note 11).

(vi)  On March 27, 2007, Sociedad Concesionaria Túnel el Melón S.A. increased its paid-in capital by issuing 3,169,614,306 shares at a total amount of ThCh$ 34,893,978, with the Company subscribing for 100%, through a cash payment of ThCh$ 18,433,872 and capitalization of loans in the amount of ThCh$ 16,460,040, thereby increasing the Company’s participation in that company by 0.01% to 100%.

(vii) On October 16, 2007, at an Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A., shareholders increased their paid-in capital by ThCh$ 14,565,375 by issuing 1,337,500 shares without par value that had to be subscribed and paid within three years of the date of that meeting. The Company subscribed 682,125  shares for a total of ThCh$7,428,341, of which it paid ThCh$1,219,136 by capitalizing loans and ThCh$ 2,106,746 in cash.  On December 17, 2007, the Company paid an additional ThCh$2,083,823 in cash.

e.  Dissolution of related parties

(i)   As a result of an agreement signed on October 5, 2004, Corporación Financiera del Valle (Corfivalle) withdrew its participation in Central Hidroeléctrica de Betania S.A. E.S.P. through an exchange of assets between Grupo Corfivalle and the Company. This agreement was formalized during 2006 when the legal processes defined by both parties were completed. Afterwards, the assets were transferred.

In this transaction, the Company was to transfer Betania S.A. E.S.P.’s electric substation as well as 3.81% of its participation in Empresa de Energía de Bogotá S.A. E.S.P. to Corfivalle in exchange for Corfivalle’s 14.3% participation in Central Hidroeléctrica de Betania S.A. E.S.P. The parties, understanding that the measures necessary to complete the asset transfer would occur gradually, had granted usufruct of political and economic rights of the aforementioned assets, which was exchanged on January 1, 2004.

On January 30, 2006, Capital Energía S.A. (“Cesa”) was dissolved and liquidated. Cesa owned 48.48% of Emgesa S.A.. Central Hidroeléctrica Betania S.A. controlled Cesa with a 51.00% participation.

In accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants, this transaction performed by companies under common control was accounted for using the pooling of interests method. As a result of the transaction, the Company increased its indirect participation in Emgesa to 23.45%. (22.36% as of December 31, 2005). In addition, an increase in equity was recognized in other reserves amounting to ThCh$ 3,730,019 and a negative goodwill of ThCh$ 8,554,907 was registered.

(ii)  On September 1, 2008, Compañía Eléctrica Cono Sur S.A., a Panamanian subsidiary of Endesa Chile S.A., was dissolved. This dissolution was approved by this entity’s shareholders in an Extraordinary Shareholders’ Meeting on September 1, 2008. This dissolution had no effect on the Company’s accounting as Endesa Chile owned 100% of this company. Therefore, all of its assets and liabilities were absorbed by Endesa Chile.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.    Investment in related companies, continued:

(iii) On December 22, 2008, Endesa Brasil Participacoes Ltda., a Brazilian subsidiary in which Endesa Argentina S.A. and Endesa Chile had participation of 95% and 5%, respectively, was dissolved.  This dissolution had no effect on the Company’s accounting as Endesa directly and indirectly owned 100% of this company.

f.  Impairment of investment accounted for under the equity-method:

During the year ended December 31, 2007, the Company recorded an impairment charge of ThCh$48,890,387 (in historical pesos) on its investment in Inversiones Gas Atacama Holding Limitada and subsidiaries (“Gas Atacama”), as the Company believed that at the time the investment was other-than-temporary impaired. Gas Atacama operates gas pipelines between Argentina and Chile, as well as power-generating thermoelectrical plants in the north of Chile.

Gas Atacama Generación S.A. (“GAG”), a subsidiary of Gas Atacama, was notified of the arbitration ruling in its arbitration suit with the electricity distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., decided by arbitrator Ricardo Peralta, in which GAG demanded termination of the electricity supply contracts signed with these distributors. The arbitration ruling was unfavorable for GAG, which further aggravated the entity’s sensitive operating and financial situation.

On April 29, 2008, GAG signed a contract with large mining companies in the north of Chile and its owners, Endesa Chile and Southern Cross, which enables GAG to continue operating while a final solution for its situation is identified.

The main objects of this contract include:  (1) continuing to supply electricity in the SING —at least 600 MW can be supplied continuously until December 31, 2013, with diesel if necessary—to minimize the risk of electricity rationing and the consequential production losses for mining companies, and (2) securing generation capacity until 2013, which would allow room for other operating units to fail or for delays in start-up of new coal-fired plants.  At the same time, GAG entered into a long-term contract with Compañía de Petróleos de Chile COPEC S.A., for daily consumption of up to 3,400 cubic meters of diesel, in order to guarantee availability of this fuel until the end of 2013.

In the contract, the mining companies must pay for the backup service that amounts to approximately 71% of  the Empresas EMEL’s deficit, with the remaining 29% financed by GAG, Southern Cross and Endesa Chile, with maximum limits of US$50 million for each owner.  The mining companies limit their contribution to US$650 million and if oil prices exceed US$120/barrel during the period or if this limit of US$650 million is reached for any other reason, they have the right to early termination of the contract.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

11.    Investment in related companies, continued:

g. Net investment hedge

In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the years ended December 31, 2006, 2007 and 2008, the Company has designated long-term liabilities as hedging instruments for net investments in foreign countries, when the functional currency of those investments is the same currency in which the liability is denominated. The Company recorded foreign exchange gains and losses on those liabilities as cumulative translation adjustments in shareholders’ equity. To the extent that liabilities exceed the total investment, the gain or loss on this ineffective portion of the hedge is recorded in current income. As of December 31, 2007 and 2008, the corresponding investments and associated liabilities are as follows:

	As of December 31, 2008
Company	Country of Origin	Investment	Functional Currency	Associated Liability
		ThCh$		ThCh$

Emgesa S.A.	Colombia	246,295,371	US$	291,989,846
Endesa Brasil S.A.	Brazil	509,753,175	US$	442,980,964
Edegel S.A.	Peru	166,512,773	US$	134,553,414
Hidroeléctrica el Chocón S.A.	Argentina	260,039,949	US$	90,445,806
CEMSA	Argentina	4,334,430	US$	3,040,052
Endesa Costanera S.A.	Argentina	97,040,474	US$	53,349,910
Distrilec Inversora S.A.	Argentina	2,938,476	US$	1,438,581
Total		1,286,914,648		1,017,798,573

	As of December 31, 2007
Company	Country of Origin	Investment	Functional Currency	Associated Liability
		ThCh$		ThCh$

Emgesa S.A.	Colombia	194,015,987	US$	248,251,337
Endesa Brasil S.A.	Brazil	374,483,862	US$	376,624,796
Edegel S.A.	Peru	134,515,725	US$	114,398,035
Hidroeléctrica el Chocón S.A.	Argentina	228,069,515	US$	76,304,626
CEMSA	Argentina	3,718,827	US$	2,535,385
Endesa Costanera S.A.	Argentina	83,461,096	US$	46,000,548
Distrilec Inversora S.A.	Argentina	2,441,617	US$	1,223,089
Total		1,020,706,629		865,337,816

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

12.    Goodwill and Negative Goodwill:

a.     Goodwill as of December 31, 2007 and 2008 and the related amortization for each of the years ended December 31, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Emgesa S.A.	846,838	674,227	938,764	7,301,241	7,648,856
Gasoducto Atacama Chile Ltda. (1)	6,113	74,366	—	—	—
Edegel S.A.	35,544	28,278	31,897	306,341	323,671
Pangue S.A.	214,218	214,218	214,218	3,124,012	2,909,794
Total	1,102,713	991,089	1,184,879	10,731,594	10,882,321

(1) During the year ended December 31, 2007, in addition to ordinary annual amortization of ThCh$ 5,613 the Company recorded goodwill impairment amounting to ThCh$ 62,675 resulting in a complete impairment of goodwill recorded over this investment (see Note 11 (d) for details).

b.     Negative goodwill as of December 31, 2007 and 2008 and the related amortization for each of the years ended December 31, is as follows:

	As of December 31,
	Amortization			Net Balance
Company	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Edegel S.A.	1,981,209	1,721,696	2,407,115	20,803,821	21,956,856
Endesa Costanera S.A.	3,016,162	2,717,463	3,218,905	6,803,434	4,783,203
Emgesa (see Note 11 (c))	2,063,958	105,638	189,540	6,856,395	7,847,590
Hidroeléctrica el Chocón (see Note 11 (c))	—	227,284	356,437	5,833,599	6,504,961
Total	7,061,329	4,772,081	6,171,997	40,297,249	41,092,610

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

13.           Investments in other companies:

Investments in other companies as of December 31, 2007 and 2008 are as follows:

	Number of	Percentage owned as of December 31,	As of December 31,
Company	shares	2008	2007	2008
		%	ThCh$	ThCh$

Club de la Banca y Comercio	1	—	2,060	3,267
Club Empresarial	1	—	23,455	26,744
Empresa Eléctrica de Aysén S.A	2,516,231	6.70%	2,533,354	2,533,354
Cooperativa Eléctrica de Chillán Ltda.	—	—	16,531	16,531
CDEC-SIC Ltda.	—	13.57%	191,485	173,225
CDEC-SING Ltda.	—	7.69%	303,133	303,133
Financiera Eléctrica Nacional S.A.	4,098	0.10%	112,064	0
Electrificadora de la Costa S.A.	6,795,148	0.14%	92,999	0
Electrificadora del Caribe S.A.	109,353,394	0.22%	1,224,017	1,549,119
Total			4,499,098	4,605,373

These investments are stated at price-level restated cost as they are not traded on an open market.

14.           Other intangible assets:

The detail of other intangibles as of each year-end is as follows:

		As of December 31,
	Estimated	2007			2008
	Useful		Accumulated			Accumulated
Item	life	Total	Amortization	Net Balance	Total	Amortization	Net Balance
	Months	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Easements	24	3,718,704	(2,874,742)	843,962	3,684,657	(2,885,990)	798,667
Water rights	1,440	13,943,505	(2,134,601)	11,808,904	18,050,259	(3,626,735)	14,423,524
Salex-fourth line Comahue	60	7,060,445	(3,801,861)	3,258,584	8,304,400	(5,024,773)	3,279,627
Software	36	2,527,870	(1,731,013)	796,856	3,847,825	(2,553,636)	1,294,189
Other	36-50	254,867	(234,378)	20490	390,139	(374,777)	15,362
Total		27,505,391	(10,776,595)	16,728,796	34,277,280	(14,465,911)	19,811,369

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

15.           Other assets:

Other assets as of each year-end are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Bond discount (1)	7,523,412	8,104,292
Reimbursable contributions	2,040,073	1,390,305
Deferred commissions on loans and lines of credit	6,757,517	6,984,439
Minimum tax on productive assets (Argentina)	8,969,959	11,608,900
Capitalized debt issuance costs (1)	3,725,701	5,916,785
Unrealized loss on derivative contracts	1,470,114	7,292,840
Other	712,278	4,127,540
Total	31,199,054	45,425,101

(1) During the year ended December 31, 2007, the Company repaid its series G bonds and completely amortized the related deferred bond-discount and capitalized bond issuance costs totaling ThCh$ 2,448,157.

16.           Debt due to banks and financial institutions — short term:

Short-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total
	US$		Other Foreign Currencies		Ch$
Financial Institution	2007	2008	2007	2008	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco BBVA	—	—	—	12,604,378				12,604,378
Banco Santander RIO	—	404,811	—	6,740,006	—	—	—	7,144,817
Banco Santander Santiago	—	—	—	—	—	1,257,313	—	1,257,313
Banco de Crédito	—	—	—	2,795,380	—	—	—	2,795,380
Banco BBVA Bhif	—	—	—	—	1	1	1	1
Banco Nacion Argentina				4,617,885				4,617,885
Scotiabank	2,213,299	2,621,179	—	—	—	—	2,213,299	2,621,179
Banco Ciudad de Buenos Aires	—	—	—	1,120,666	—	—	—	1,120,666
Banco de Crédito e Inversiones Perú	4,800,556	12,827,084	—	—	—	—	4,800,556	12,827,084
Banco de Bogotá	—	—	4,842,201	—	—	—	4,842,201	—
Banco Itau	1,118,298	1,298,740	—	—	—	—	1,118,298	1,298,740
Citibank				8,569,590				8,569,590
AVVillas	—	—	10,788,396	—	—	—	10,788,396	—
Banco Provincia de Buenos Aires	964,512	1,046,049	—	—	—	—	964,512	1,046,049
Banco Santander	—	—	1,430,703	8,527,153	—	—	1,430,703	8,527,153
Citibank	—	3,321,777	—	—	—	—	—	3,321,777
Banco Bladex	2,630,286	1,295,995	—	—	—	—	2,630,286	1,295,995
Total	11,726,951	22,815,635	17,061,300	44,975,058	1	1,257,314	28,788,252	69,048,007
Total outstanding principal	4,620,319	19,238,865	17,061,300	44,950,365	—	1,257,313	21,681,619	65,446,543

Weighted average interest rate	6.47%	6.80%	11.95%	12.99%	—	—	9.72%	10.72%

	As of December 31,
	2007	2008
	%	%
Percentage of debt in foreign currency	100.00%	98.18%
Percentage of debt Chilean Peso	—	1.82%
Total	100.00%	100.00%

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

17.       Debt due to banks and financial institutions — current portion of long-term debt:

Current portion of long-term debt due to banks and financial institutions were denominated as follows:

	Foreign Currency				Local Currency		Total
	US$		Other Foreign Currencies		Ch$
Financial Institution	2007	2008	2007	2008	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bancolombia	—	—	3,141,715	5,354,867	—	—	3,141,715	5,354,867
Banesto	2,229,889	—	—	—	—	—	2,229,889	—
Banco Continental	1,618,405	1,591,666	10,655,714	—	—	—	12,274,119	1,591,666
Banco Bilbao Vizcaya Argentaria S.A.	—	72,555	2,671,550	1,076,528	—	—	2,671,550	1,149,083
Banco de Crédito	—	60,507	10,940,072	—	—	—	10,940,072	60,507
Banco Mediocredito Italiano	—	—	2,182,005	2,523,313	—	—	2,182,005	2,523,313
Banco Nationale París	3,517,450	3,270,303	—	—	—	—	3,517,450	3,270,303
Banco Santander Central Hispano	—	—	3,041,596	3,205,326	—	—	3,041,596	3,205,326
Caja Madrid Miami Agency	20,003	16,298	—	—	—	—	20,003	16,298
Davivienda	—	—	1,021,538	771,146	—	—	1,021,538	771,146
Export Development Corporation	1,777,642	1,965,537	—	—	—	—	1,777,642	1,965,537
Citibank	5,415,491	6,365,817	—	—	—	—	5,415,491	6,365,817
Kreditanstalt für Wiederaufbau	301,452	176,238	—	—	—	—	301,452	176,238
Credit Suisse First Boston	4,659,830	10,921,057	—	—	—	—	4,659,830	10,921,057
Deutsche Bank	3,252,091	7,484,652	—	—	—	—	3,252,091	7,484,652
Standard Bank	3,252,091	7,484,652	—	—	—	—	3,252,091	7,484,652
The Bank of Tokyo-Mitsubishi, Ltd. New York Branch	30,385	12,508	—	—	—	—	30,385	12,508
WestLB AG. New York Branch	142,839	10,334,519	—	—	—	—	142,839	10,334,519
Scotiabank	3,963,075	4,587,929	9,126,761		—	—	13,089,836	4,587,929
Total	30,180,643	54,344,238	42,780,951	12,931,180	—	—	72,961,594	67,275,418
Total outstanding principal	29,697,834	53,966,152	42,652,652	12,918,647	—	—	72,350,486	66,884,799

Weighted average interest rate	7.85%	6.32%	7.19%	10.10%			7.46%	7.05%

	As of December 31,
	2007	2008
	%	%

Percentage of debt in foreign currency	100.00%	100.00%
Percentage of debt in Chilean Peso	0.00%	0.00%
Total	100.00%	100.00%

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

18.           Debt due to banks and financial institutions — long term:

Long-term portion of debt due to banks and financial institutions were denominated as follows:

		As of December 31, 2007	As of December 31, 2008
Financial Institution	Currency	Long-term Portion	After 1 year but within 2 years	After 2 years but within 3 years	After 3 years but within 5 years	After 5 years but within 10 years	After 10 years	Total long-term portion	Annual interest rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	1,916,443	6,629,688	—	—	—	—	6,629,688	1.96%
Instituto de Crédito Oficial	US$	9,005,026	6,629,688	12,729,000		—	—	19,358,688	1.96%
Bancolombia	$Col	26,057,081	—		27,522,189	—	—	27,522,189	12.13%
Banco Bilbao Viscaya Argentaria	US$	5,749,328	19,889,063		—	37,550,550	—	57,439,613	1.96%
Banco Bilbao Viscaya Argentaria	$Col	22,159,071	—		23,404,940	—	—	23,404,940	12.13%
Banco Estado	US$	4,873,401	—	8,751,187		—	—	8,751,187	1.96%
Banco Nationales de Paris	US$	1,781,152			—	—	—	—	—
Banco Nationales de Paris	US$	6,197,103	1,041,278	1,041,278	2,082,556	2,082,555	—	6,247,667	5.98%
Banco Medio Crédito	$Arg	5,420,564	2,510,735	1,255,233	—	—	—	3,765,968	1.75%
Banco Santander Central Hispano	US$	15,871,526	13,524,562	21,480,187		21,002,850	—	56,007,599	1.96%
Banco Santander Central Hispano	$Col	25,228,247	—		26,646,842	—	—	26,646,842	12.13%
Bank Of Tokio Mitsubishi Ltda	US$	16,561,446	15,911,250	21,480,188	—	21,002,850	—	58,394,288	1.96%
Caja Madrid, Miami Agency	US$	2,989,650	10,342,312	—	—	31,822,500	—	42,164,812	1.96%
Citibank N.A.	US$	17,711,311	19,889,062	21,480,188	—	—	—	41,369,250	1.96%
Citibank	US$	5,411,132	—	—	—	—	—	—	—
Davivienda	$Col	8,473,106	—	—	8,949,497	—	—	8,949,497	12.13%
Export Development Corporation	US$	4,648,282	911,208	911,208	1,822,416	911,208	—	4,556,040	4.12%
Export Development Corporation	US$	1,178,616	462,087	—	—	—	—	462,087	3.75%
Banco Santander RIO	US$	—	849,749	—	—			849,749	5.61%
Export Development Canada	US$	8,860,729	—	15,911,250	—	—	—	15,911,250	1.96%
Kreditanstalt für Wiederaufbau	US$	148,004	—	—	—	—	—	—	—
WestLB AG, New York Branch	US$	8,657,811	—	—	—	—	—	—	—
Banco de Crédito	US$	—	7,637,400	11,456,100	—	—	—	19,093,500	5.19%
Banco Continental	US$	11,426,419	4,291,045	7,556,887	—	—	—	11,847,932	3.97%
Banco Continental	Soles	—	11,951,162	—	—	—	—	11,951,162	6.50%
The Bank of Nova Scotia	US$	1,839,784	6,364,500	—	—	—	—	6,364,500	1.96%
Credit Suisse First Boston	US$	11,595,281	2,727,643	—	—	—	—	2,727,643	8.55%
Scotiabank	US$	13,636,053	9,164,880	2,291,220	—	—	—	11,456,100	3.08%
Deutsche Bank AG, New York	US$	1,533,154	5,303,750	—	—	—	—	5,303,750	1.96%
Deutsche Bank AG, New York	US$	23,899,077	7,425,143	13,259,482	—	—	—	20,684,625	9.19%
ING Bank N.V., Curacao Branch	US$	7,359,140	25,458,000	—	—	—	—	25,458,000	1.96%
San Paolo	US$	4,599,462	15,911,250	—	—	—	—	15,911,250	1.96%
HSBC	US$	3,832,886	13,259,375	—	—	—	—	13,259,375	1.96%
The Royal Bank of Scotland PLC	US$	3,544,292	—	6,364,500	—	—	—	6,364,500	1.96%
B.N.P. Paribas Panama Branch	US$	7,088,583	—	12,729,000		—	—	12,729,000	1.96%
Banesto N.Y. Branch	US$	3,544,292	—	6,364,500	15,911,250	—	—	22,275,750	1.96%
Standard Bank	US$	23,899,077	7,425,144	13,259,481	—	—	—	20,684,625	9.19%
Total		316,696,529	215,509,974	178,320,889	106,339,690	114,372,513	—	614,543,066

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency	100.00%	100.00%
Percentage of debt in Chilean Peso	—	—
Total	100.00%	100.00%

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

18.      Debt due to banks and financial institutions — long term, continued:

Debt priority: Except for certain debts, which are collateralized by liens on specific assets (see Note 29), all of these debts rank pari passu the same in priority of payment.

On November 5, 2004, Endesa Chile S.A. entered into a credit for the amount of US$250 million, maturing on November 11, 2010 with an interest rate of Libor + 0.375%, which had been completely drawn as of December 31, 2008.

On January 26, 2006, Endesa Chile entered into a second credit (Revolving Facility) for the amount of ThUS$ 200,000 with maturity on July 26, 2011 and an interest rate of Libor +0.300%.

On December 7, 2006, Endesa Chile entered into a third credit (Revolving Facility) for the amount of ThUS$ 200,000 with maturity on December 7, 2009 and an interest rate of Libor+0.25%. As of December 31, 2008, the Company has not drawn any amount of this credit line.

On June 16, 2008, Endesa Chile entered into a fourth credit that was 50% fixed term and 50% revolving for the amount of US$400 million, maturing on June 16, 2014 with an interest rate of Libor + 0.750%, of which US$200 million had been drawn as of December 31, 2008.

These transactions were all senior unsecured facilities governed by the laws of the State of New York.

The revolving credits of Endesa Chile can be paid down and drawn at any moment prior to expiration.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.           Bonds and notes payable:

Details of the current portion of bonds payable is as follows at each year-end:

						Par Value
Issuer	Series	Currency	Face Value Outstanding	Interest rate	Maturity Date	ThCh$ 2007	ThCh$ 2008
Endesa Chile	1	US$	205,881,000	7.88%	02-01-2027	3,669,749	4,299,519
Endesa Chile	2	US$	220,000,000	7.33%	02-01-2037	3,633,349	144,292,497
Endesa Chile	3	US$	40,416,000	8.13%	02-01-2097	837,824	870,822
Endesa Chile	1	US$	400,000,000	7.75%	07-15-2008	224,133,600	—
Endesa Chile	1	US$	400,000,000	8.50%	04-01-2009	4,599,462	259,989,824
Endesa Chile	F	U.F.	1,500,000	6.20%	08-01-2022	1,456,673	1,445,988
Endesa Chile	144A	US$	400,000,000	8.35%	08-01-2013	7,530,493	8,857,263
Endesa Chile	144A	US$	200,000,000	8.63%	08-01-2015	3,889,251	4,574,484
Endesa Chile	M	U.F.	10,000,000	4.75%	12-15-2029	—	419,648
Endesa Chile	H	U.F.	4,000,000	6.20%	10-15-2008	1,087,466	1,091,714
Endesa Chile	K	U.F.	4,000,000	3.80%	04-15-2027	670,384	673,003
Edegel-Peru	5A	US$	10,000,000	3.75%	01-26-2009	86,804	6,466,597
Edegel-Peru	6A	Soles	30,000,000	5.88%	02-27-2008	5,525,275	—
Edegel-Peru	6 B	Soles	20,000,000	8.50%	06-18-2008	3,621,264	—
Edegel-Peru	7A	US$	10,000,000	4.94%	07-26-2009	165,628	6,498,945
Edegel-Peru	8A	Soles	22,370,000	6.00%	03-10-2008	4,112,986	—
Edegel-Peru	8 B	Soles	25,700,000	6.47%	03-30-2008	4,715,218	—
Edegel-Peru	9A	Soles	70,000,000	6.91%	06-01-2009	72,738	14,260,949
Edegel-Peru	10A	Soles	35,000,000	6.72%	10-21-2010	81,378	91,298
Edegel-Peru	11A	US$	20,000,000	6.06%	11-18-2012	76,544	90,031
Edegel-Peru	13 A	Soles	25,000,000	6.47%	10-20-2013	56,775	63,696
Edegel-Peru	13 B	Soles	25,000,000	6.16%	01-15-2014	127,362	142,888
Edegel-Peru	14 A	Soles	25,000,000	6.09%	10-27-2010	48,135	54,003
Edegel-Peru	14 B	Soles	25,000,000	5.91%	02-22-2011	94,790	106,345
Edegel-Peru	15 A	Soles	30,000,000	6.16%	11-27-2011	30,567	34,293
Edegel-Peru	1°A	Soles	25,000,000	6.31%	06-21-2022	7,123	7,992
Edegel-Peru	2°A	US$	8,000,000	5.97%	07-18-2011	116,271	136,757
Edegel-Peru	3°A	Soles	25,000,000	6.28%	07-03-2019	139,399	156,392
Edegel-Peru	4°A	Soles	20,000,000	6.75%	08-31-2014	81,248	91,153
Edegel-Peru	5°A	Soles	25,000,000	6.50%	03-18-2013	83,944	93,263
Edegel-Peru	6°A	Soles	25,000,000	6.44%	05-21-2013	32,286	35,316
Edegel-Peru	7°A	Soles	25,000,000	6.63%	06-13-2013	14,951	16,775
Edegel-Peru	8°A	US$	10,000,000	6.34%	01-25-2028	—	173,836
Edegel-Peru	9°A	Soles	28,300,000	6.59%	07-03-2014	—	118,646
Edegel-Peru	10°A	US$	9,720,000	9.00%	12-11-2014	—	74,237
Emgesa-Colombia	B 1°	$Col.	400,000,000,000	14.73%	11-10-2011	1,627,978	2,260,188
Emgesa-Colombia	A-10 3°	$Col.	210,000,000,000	13.15%	02-23-2015	621,777	778,697
Emgesa-Colombia	A-10 3°	$Col	40,000,000,000	13.15%	02-23-2015	118,434	148,323
Emgesa-Colombia	B-10 4°	$Col	170,000,000,000	13.28%	02-20-2017	4,270,761	5,544,669
Emgesa-Colombia	B-10 1°	$Col.	229,825,000,000	12.73%	10-09-2009	1,606,953	4,840,736
Emgesa-Colombia	B-10 1°	$Col.	60,000,000,000	13.49%	11-10-2009	247,163	17,332,484
Emgesa-Colombia	C-10 1°	$Col.	17,235,158,229	10.25%	10-09-2009	60,735	65,264,107
Emgesa-Colombia	C-10 1°	$Col.	9,684,517,481	10.25%	10-09-2009	112,160	5,491,591
Total						279,464,898	556,888,969

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.           Bonds and notes payable, continued:

Details of the long-term portion of bonds payable is as follows at each year-end:

						Par Value
Issuer	Series	Currency	Face Value Outstanding	Interest Rate	Maturity Date	2007 ThCh$	2008 ThCh$
Endesa Chile	1	US$	205,881,000	7.88%	02-01-2027	111,404,929	131,032,962
Endesa Chile	2	US$	220,000,000	7.33%	02-01-2037	119,044,906	—
Endesa Chile	3	US$	40,416,000	8.13%	02-01-2097	21,869,629	25,722,763
Endesa Chile	1	US$	400,000,000	8.50%	04-01-2009	216,445,284	—
Endesa Chile	F	U.F.	1,500,000	6.20%	08-01-2022	31,412,543	30,891,701
Endesa Chile	144A	US$	400,000,000	8.35%	08-01-2013	216,445,284	254,580,000
Endesa Chile	144A	US$	200,000,000	8.63%	08-01-2015	108,222,642	127,290,000
Endesa Chile	H	U.F.	4,000,000	6.20%	10-15-2028	85,476,307	85,810,280
Endesa Chile	K	U.F.	4,000,000	3.80%	04-15-2027	85,476,307	85,810,280
Endesa Chile	M	U.F.	10,000,000	4.75%	12-15-2029	—	214,525,700
Edegel-Peru	5A	US$	10,000,000	3.75%	01-26-2009	5,411,132	—
Edegel-Peru	7A	US$	10,000,000	4.94%	07-26-2009	5,411,132	—
Edegel-Peru	9A	Soles	70,000,000	6.91%	06-01-2009	12,638,614	—
Edegel-Peru	10A	Soles	35,000,000	6.72%	10-21-2010	6,319,307	7,089,672
Edegel-Peru	11A	US$	20,000,000	6.06%	11-18-2012	10,822,263	12,729,000
Edegel-Peru	13 A	Soles	25,000,000	6.47%	10-20-2013	4,513,791	5,064,052
Edegel-Peru	13 B	Soles	25,000,000	6.16%	01-15-2014	4,513,791	5,064,052
Edegel-Peru	14 A	Soles	25,000,000	6.09%	10-27-2010	4,513,791	5,064,052
Edegel-Peru	14 B	Soles	25,000,000	5.91%	02-22-2011	4,513,791	5,064,052
Edegel-Peru	15 A	Soles	30,000,000	6.16%	11-27-2011	5,416,548	6,076,862
Edegel-Peru	1°A	Soles	25,000,000	6.31%	06-21-2022	4,513,791	5,064,052
Edegel-Peru	2°A	US$	8,000,000	5.97%	07-18-2011	4,328,903	5,091,600
Edegel-Peru	3°A	Soles	25,000,000	6.28%	07-03-2019	4,513,791	5,064,052
Edegel-Peru	4°A	Soles	20,000,000	6.75%	08-31-2014	3,611,032	4,051,240
Edegel-Peru	5°A	Soles	25,000,000	6.50%	03-18-2013	4,513,791	5,064,052
Edegel-Peru	6°A	Soles	25,000,000	6.44%	05-21-2013	4,513,791	5,064,052
Edegel-Peru	7°A	Soles	25,000,000	6.63%	06-13-2013	4,513,791	5,064,052
Edegel-Peru	8°A	US$	10,000,000	6.34%	01-25-2028	—	6,364,500
Edegel-Peru	9°A	Soles	28,300,000	6.59%	07-03-2014	—	5,732,505
Edegel-Peru	10°A	US$	9,720,000	9.00%	12-11-2014	—	6,186,293
Emgesa (ex Betania)	B 1°	$Col.	400,000,000,000	14.73%	11-10-2011	107,429,933	113,470,139
Emgesa-Colombia	A-10 3°	$Col.	210,000,000,000	13.15%	02-23-2015	56,400,651	59,571,713
Emgesa-Colombia	A-10 3°	$Col	40,000,000,000	13.15%	02-23-2015	10,742,981	11,346,993
Emgesa-Colombia	B-10 4°	$Col	170,000,000,000	13.28%	02-20-2017	45,657,669	48,224,720
Emgesa-Colombia	B-10 1°	$Col.	229,825,000,000	12.73%	10-09-2009	61,725,140	—
Emgesa-Colombia	B-10 1°	$Col.	60,000,000,000	13.49%	11-10-2009	16,114,471	—
Emgesa-Colombia	C-10 1°	$Col.	17,235,158,229	10.25%	10-09-2009	4,719,100	—
Emgesa-Colombia	C-10 1°	$Col.	9,684,517,481	10.25%	10-09-2009	2,706,341	—
Total						1,395,877,167	1,287,175,391

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.           Bonds and notes payable, continued:

Bonds payable by entities:

Endesa Chile (individual legal entity):

1) As of December 31, 2008, the following local bond offerings were outstanding:

•                  On August 9, 2001, the fourth bond issuance of UF 7,500,000 was placed under inscription No. 264 and was entirely subscribed by December 31, 2001. Series E1 end E2 were entirely paid by July 31, 2006.

•                  On November 26, 2002, the fifth bond issuance of UF 8,000,000 was placed under inscription No. 317 and 318 (an amendment), and was entirely subscribed by December 31, 2003.

•                  On April 15, 2007, series G of the UF 4,000,000 issuance was early redeemed with the proceeds of series K for the same amount, both series had an inscription of No. 318, dated November 26, 2002.

•                  On December 26, 2007, the sixth issuance of UF 10,000,000 was registered under No. 522 and was entirely subscribed by December 18, 2008.

•                  At December 31, 2008, the following coupons on series F were paid:

Coupon 1 paid on January 29, 2008	UF	15,000
Coupon 2 paid on July 2008	UF	15,000

Risk ratings of the last two bonds issuances are as follows:

Rating Entity	Category
Feller - Rate Clasificadora de Riesgo Ltda,	AA-
Fitch Chile Clasificadora de Riesgo Ltda,	AA-

Characteristics of each issuance:

Fourth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A.
Securities issued	Bearer bonds in local currency, denominated in UF
Issuance Value	Seven and a half million (UF 7,500,000) divided into: Series E-1: 1000 bonds at UF 1,000 each. (Paid) Series E-2: 500 bonds at UF 10,000 each. (Paid) Series F: 150 bonds at UF 10,000 each.
Indexation	Based on variations in UF index
Amortization period	Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.
Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the UF. The interest rate applied semi-annually will be equal to 3.0534%.
Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.
Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.
Interest payments

Interest paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest as of December 31, 2008 amounted to ThCh$ 802,411 (ThCh$ 815,600 in 2007) and is presented under current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.       Bonds and notes payable, continued:

Fifth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in UF
Issuance Value	Eight million (UF 8,000,000) divided into: Series K: 4,000 bonds at UF 1,000 each. Series H: 4,000 bonds at UF 1,000 each.
Indexation	Based on variations in UF index
Amortization period	Series K: April 15, 2027. Series H: in semi-annual installments from April 15, 2010.
Early Redemption	Only in the case of Series K, beginning October 16, 2011.
Nominal interest rate

Series K: 3.8% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the UF. The interest rate applied semi-annually equal to 1.8823%.
Series H: 6.2% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the UF. The interest rate applied semi-annually equal to 3.0534%.

Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.
Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.
Interest payments

Interest paid semi-annually each April 15 and October 15, starting April 15, 2007. Accrued interest as of December 31, 2008 amounted to ThCh$ 1,764,717 (ThCh$ 1,757,850 in 2007) and is presented under current liabilities.

Sixth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A.
Securities issued	Bearer bonds in local currency, denominated in UF
Issuance Value	Ten million (UF 10,000,000) divided into: Series M: 10,000 bonds at UF 1,000 each.
Indexation	Based on variations in UF index
Amortization period	Semi-annual installments from June 15, 2019.
Early Redemption	Beginning December 15, 2011.
Nominal interest rate	4.75% annually, in semi-annual installments, compounded on outstanding capital, readjusted by the value of the UF. The interest rate applied semi-annually will be equal to 2.34740%.
Placement period	36 months from the registration date in the Chilean Securities Register of the SVS.
Guarantee	There is no specific guarantee; however, there is a general guarantee over the issuer’s assets.
Interest payments	Interest paid semi-annually each June 15 and December 15, starting June 15, 2009. Accrued interest as of December 31, 2008 amounted to ThCh$ 419,648 and is presented under current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.       Bonds and notes payable, continued:

2) The Company has issued and placed four public bond offerings in the international market as follows:

Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Entity	Category
Standard & Poor’s	BBB
Moody’s Investors Services	Baa3
Fitch	BBB

First Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A.
Securities issued	Notes denominated in dollars (Yankee bonds) registered in the SEC.
Issuance Value	Six hundred and fifty million US Dollars (US$ 650,000,000) divided into: Tranche 1:US$ 230,000,000 Tranche 2:US$ 220,000,000 Tranche 3:US$ 200,000,000
Indexation	Variation of the US Dollar
Capital Amortization	Tranche 1 full expiration on February 1, 2027.

Tranche 2 full expiration on February 1, 2037, (put option exercisable on February 1, 2009, on which date the holders may redeem 100% of the securities plus accrued interest). Tranche 3 full expiration on February 1, 2097

Nominal interest rate	Tranche 1: 7.875% annually Tranche 2: 7.325% annually Tranche 3: 8.125% annually
Interest Payments

Interest paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of December 31, 2008 amounts to ThCh$ 9,443,838 (ThCh$ 8,140,922 in 2007), which is shown under current liabilities.

Second Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A.
Securities issued	Notes denominated in dollars (Yankee bonds) registered in the SEC.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Tranche 1 full expiration on July 15, 2008.
Nominal interest rate	Tranche 1: 7.75% annually
Interest Payments

Interest paid semi-annually each January 15 and July 15 annually, starting January 15, 1999, as of December 31, 2008 no accrued interest had been recorded (ThCh$ 7,688,316 in 2007), since the bonds had been entirely redeemed.

Third Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A.
Securities issued	Notes denominated in dollars (Yankee bonds) registered in the SEC.
Issuance Value	Four hundred million US Dollars (US$ 400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Tranche 1 full expiration on April 1, 2009.
Nominal interest rate	Tranche 1: 8.50% annually
Interest Payments

Interest paid semi-annually each October 1 and April 1 annually, starting October, 1 1999. Accrued interest as of December 31, 2008 amounts to ThCh$ 5,409,825 (ThCh$ 4,599,462 in 2007), which is shown under current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.  Bonds and notes payable, continued:

Fourth Issuance	Issuance Terms
Issuer	Empresa Nacional de Electricidad S.A.
Securities issued	Bonds denominated in dollars under the Rule 144-A, with SEC registration rights, and “Regulation S”.
Issuance Value	Six hundred million dollars (US$ 600,000,000) divided in two tranches.
Indexation	Variation in the US Dollar
Capital amortization	Tranche 1: expiration on August 1, 2013: US Dollars 400,000,000; Tranche 2: expiration on August 1, 2015: US Dollars 200,000,000
Nominal interest rate	Tranche 1: 8.35% annually Tranche 2: 8.625% annually
Interest Payments

Interest will be paid semi-annually each February 1 and August 1 annually, starting July 23, 2003. Accrued interest as of December 31, 2008 amounts to ThCh$ 13,431,747(ThCh$ 11,419,744 in 2007), which is shown under current liabilities.

Repurchase of Yankee Bonds

During November 2001, the Company’s former subsidiary Compañía Eléctrica Cono Sur S.A. made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

• Tranche 1:  US$ 230,000,000; 30 years term with maturity in 2027.

• Tranche 3:  US$ 200,000,000; 100 years term with maturity in 2097.

As of result the Company repurchased a total of US$ 24,119,000 and US$ 159,584,000 of tranches 1 and 3 bonds, respectively, with accrued interest, at prices of US$ 21,324,000 and US$ 134,828,000 for tranches 1 and 3, respectively.

On December 31, 2008, the Company redeemed the repurchased bonds entirely.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.  Bonds and notes payable, continued:

Edegel S.A.

Edegel S.A. made twenty eight bond issues in 2008. The following bonds had not matured as of December 31, 2008:

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in dollars (10,000 bonds).
Issuance Value	One hundred and ten million dollars (US$10,000,000)
Capital amortization	Full expiration as of January 26, 2009
Nominal interest rate	3.75% annually .
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 102,097 (ThCh$ 86,804 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in dollars (10,000 bonds).
Issuance Value	Ten million dollars (US$ 10,000,000).
Capital amortization	Full expiration as of July 26, 2009
Nominal interest rate	4.94% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 134,445 (ThCh$ 165,628 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (14,000 bonds).
Issuance Value	Sixty million Peruvian Soles (Peruvian Soles 70,000,000)
Capital amortization	Full expiration as of June 1, 2009
Nominal interest rate	6.91 % annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 81,605 (ThCh$ 72,738 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (7,000 bonds).
Issuance Value	Thirty five million Peruvian Soles (Peruvian Soles 35,000,000)
Capital amortization	Full expiration as of October 21, 2010
Nominal interest rate	6.72% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 91,298 (ThCh$ 81,378 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in dollars (20,000 bonds).
Issuance Value	Twenty million dollars (US$ 20,000,000)
Capital amortization	Full expiration as of November 18, 2012
Nominal interest rate	6.06% annually,
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 90,031 (ThCh$ 76,544 in 2007) and is shown under other current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.  Bonds and notes payable, continued:

Edegel S.A.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (5,000 bonds).
Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of October 20, 2013
Nominal interest rate	6.47% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 63,696 (ThCh$ 56,775 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (5,000 bonds).
Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of October 27, 2010
Nominal interest rate	6.09% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 54,003 (ThCh$ 48,135 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (6,000 bonds).
Issuance Value	Thirty million Peruvian Soles (Peruvian Soles 30,000,000)
Capital amortization	Full expiration as of November 27, 2011
Nominal interest rate	6.16% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 34,293 (ThCh$ 30,567 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in Peruvian Soles (5,000 bonds).
Issuance Value	Twenty-five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of January 15, 2014
Nominal interest rate	6.16% annually
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 142,888 (ThCh$ 127,362 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	Twenty-five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of February 22, 2011
Nominal interest rate	5.91% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 106,345 (ThCh$ 94,790 in 2007) and is shown under other current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.  Bonds and notes payable, continued:

Edegel S.A.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	Twenty-five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of June 21, 2022
Nominal interest rate	6.31% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 7,992 (ThCh$ 7,123 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated dollars (8,000 bonds).
Issuance Value	Eight million dollars (US$8,000,000)
Capital amortization	Full expiration as of July 18, 2011
Nominal interest rate	5.97% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 136,757 (ThCh$ 116,271 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of July 3, 2019.
Nominal interest rate	6.28% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 156,392 (ThCh$ 139,399 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (4,000 bonds).
Issuance Value	Twenty million Peruvian Soles (Peruvian Soles 20,000,000)
Capital amortization	Full expiration as of August 31, 2014.
Nominal interest rate	6.75% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 91,153 (ThCh$ 81,248 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of March 18, 2013.
Nominal interest rate	6.50% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 93,263 (ThCh$ 83,944 in 2007) and is shown under other current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.  Bonds and notes payable, continued:

Edegel S.A.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	Twenty five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of May 21, 2013
Nominal interest rate	6.4375% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 35,316 (ThCh$ 32,286 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	Twenty-five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	Full expiration as of June 13, 2013.
Nominal interest rate	6.625% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 16,775 (ThCh$ 14,951 in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated dollars (10,000 bonds).
Issuance Value	Ten million dollars (US$10,000,000)
Capital amortization	Full expiration as of January 25, 2028
Nominal interest rate	6.34375% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 173,836 (none in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities nominated Peruvian Soles (5,660 bonds).
Issuance Value	Twenty eight million three hundred thousand Peruvian Soles (Peruvian Soles 28,300,000)
Capital amortization	Full expiration as of March 7, 2014.
Nominal interest rate	6.59375% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 118,646 (none in 2007) and is shown under other current liabilities.

Issuance Terms

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated dollars (9,720 bonds).
Issuance Value	Nine million seven hundred twenty thousand dollars (US$ 9,720,000)
Capital amortization	Full expiration as of November 12, 2014.
Nominal interest rate	9.00% annually.
Interest Payments	Interest paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 74,237 (none in 2007) and is shown under other current liabilities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

19.  Bonds and notes payable, continued:

Emgesa S.A.

Emgesa S.A. made four bond issues in 2008. The following bonds had not matured as of December 31, 2008:

First Issuance	Issuance Terms
Issuer	Emgesa S.A. (from formerly Central Hidroeléctrica de Betania S.A. E.S.P.)
Securities issued	Ordinary bonds denominated in Colombian pesos
Issuance Value	Four hundred billion Colombian pesos ($Col 400,000,000,000)
Capital amortization	Expiration between 2009 and 2011 at the amount of $Col 400,000,000,000
Nominal interest rate	14.73% effective annual rate
Interest Payments	Interest paid quarterly. Accrued interest as of December 31, 2008 amounts to ThCh$ 2,260,188 (ThCh$ 1,627,978 in 2007) and is shown under current liabilities.

First Issuance	Issuance Terms
Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Five hundred and thirty billion Colombian pesos ($Col 530,000,000,000)
Capital amortization	Full expiration durante 2009 at the amount of $Col 316,744,675,710
Nominal interest rate	11.77% annual average rate
Interest Payments	Interest paid quarterly and annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 2,333,080 (ThCh$ 2,027,011 in 2007) and is shown under current liabilities.

Third Issuance	Issuance Terms
Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	Two hundred and fifty billion of Colombian pesos ($Col 250,000,000,000)
Capital amortization	Full expiration on February 23, 2015
Nominal interest rate	13.15% annual average rate
Interest Payments	Interest paid annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 927,020 (ThCh$ 740,211 in 2007) and is shown under current liabilities.

Fourth Issuance	Issuance Terms
Issuer	Emgesa S.A.
Securities issued	Ordinary bonds denominated in Colombian pesos
Issuance Value	One hundred seventy billion Colombian pesos ($Col 170,000,000,000)
Capital amortization	Full expiration on February 20, 2017
Nominal interest rate	13.28% annual average rate
Interest Payments	Interest paid quarterly. Accrued interest as of December 31, 2008 amounts to ThCh$ 5,544,669 (ThCh$ 4,270,761 in 2007) and is shown under current liabilities.

The discount of the above mentioned bonds was deferred and recorded under the caption Other Assets in the year of the respective issuance. As of December 31, 2007 and 2008, such discounts amounted to ThCh$ 7,523,412 and ThCh$ 8,104,292, respectively.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

20.  Accrued liabilities:

The accrued expenses included in short-term and long-term liabilities as of each year end are as follows:

	Short-term		Long-term
	As of December 31,		As of December 31,
	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$

Employee salaries	10,895,457	15,856,229	—	—
Provision for contingences, lawsuits, and others	7,472,746	12,094,488	—	—
Provision for expenses, costs and investments	10,874,311	5,240,472	—	—
Post retirement benefits	—	—	4,351,565	3,822,534
Employee severance indemnities (Note 21)	14,328	—	6,997,150	7,277,677
Pensions and post-retirement benefits of foreign subsidiaries	—	—	18,404,557	19,247,134
Others	2,906,056	553,567	584,447	25,208
Total	32,162,898	33,744,756	30,337,719	30,372,553

21.  Staff Severance Indemnities:

This caption within long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2 (r), and an analysis of the changes in the accrual in each year is as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Opening balance as of January 1	6,950,223	6,997,150
Net increase in accrual	877,830	828,170
Payments during the year	(830,903)	(547,643)
Total	6,997,150	7,277,677

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

22.           Minority interest:

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

a.               Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2007			As of December 31, 2008
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Endesa Costanera S.A. (2)	129,922,855	30.23%	39,282,055	146,468,784	30.23%	44,284,702
Edegel S.A.	443,276,162	44.56%	197,512,656	542,604,216	45.80%	248,514,901
Emgesa S.A. (1)	747,460,237	73.13%	546,609,664	945,683,872	73.13%	691,540,911
Empresa Eléctrica Pangue S.A.	128,603,931	5.01%	6,451,030	150,796,031	5.01%	7,564,231
Endesa Argentina S.A.	146,354,700	0.01%	14,635	167,765,147	0.01%	16,777
Generandes Perú S.A.	225,066,542	40.37%	90,857,157	272,448,080	39.00%	106,259,110
Hidroeléctrica El Chocón S.A. (3)	185,335,604	32.33%	59,911,588	207,232,574	32.33%	66,990,002
Hidroinvest S.A. (4)	112,899,066	3.91%	4,409,161	131,448,184	3.91%	5,133,577
Pehuenche S.A.	282,546,801	7.35%	20,767,190	304,930,787	7.35%	22,412,413
Total			965,815,136			1,192,716,624

(1) See Notes 11 (c) (ii),11 (d) (i).  and 11 (e) (i).

(2) See Note 11 (d) (v) and 11 (d) (v).

(3) See Note 11 (d) (v.).

(4) See Note 11 (d) (v).

b.     Minority shareholders’ equity participation in the results from operations of the Company’s subsidiaries for each year is as follows:

	Year-ended December 31, 2006			Year-ended December 31, 2007			Year-ended December 31, 2008
	Net			Net			Net
Company	Income	ParticiPation	Total	Income	Participation	Total	Income	Participation	Total
	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
Endesa Costanera S.A.	(7,236,116)	35.74%	(2,585,819)	(12,125,856)	30.23%	(3,666,242)	(6,344,711)	30.23%	(1,918,318)
Edegel S.A.	10,102,858	44.56%	4,501,579	4,141,590	44.56%	1,845,388	42,835,262	45.80%	19,606,857
Emgesa S.A.	73,270,271	76.55%	56,086,122	55,552,308	73.13%	50,415,261	185,177,674	73.13%	135,413,050
Empresa Eléctrica Pangue S.A.	45,553,449	5.01%	2,285,052	37,176,490	5.01%	1,864,847	59,061,346	5.01%	2,962,635
Endesa Argentina S.A.	(2,822,942)	0.01%	(282)	41,777,734	0.01%	4,177	(2,825,294)	0.01%	(283)
Generandes Perú S.A.	7,453,707	40.37%	3,008,988	3,827,262	40.37%	1,545,029	24,148,892	39.00%	9,433,768
Hidroeléctrica El Chocón S.A.	16,161,552	34.81%	5,625,836	9,599,349	32.33%	3,115,153	(2,137,199)	32.33%	(690,871)
Hidroinvest S.A.	7,812,532	30.07%	2,349,228	22,768,646	3.91%	1,152,299	467,468	3.91%	18,256
Pehuenche S.A.	79,136,500	7.35%	5,816,532	151,089,268	7.35%	11,105,061	215,800,169	7.35%	15,861,312
Tunel el Melon	2,065,788	0.05%	1,032	—	—	—	—	—	—
Betania	1,185,578	0.01%	72	—	—	—	—	—	—
Total			77,088,340			67,380,973			180,686,406

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

23.           Shareholders’ equity:

a.               Dividends

In accordance with Law 18.046, the Company must declare a minimum dividend. This minimum dividend amounts to 30% of consolidated net income before consolidated amortization of negative goodwill.  The Company paid dividends to shareholders during 2006, 2007 and 2008 related to 2005, 2006, 2007 and 2008 net income, as follows:

	Historical value
Payment date	Ch$ per share	Type of dividend

April 2002	0.94000	Final
April 2004	2.30000	Final
April 2005	4.13000	Final
March 2006	5.82000	Final
December 2006	2.57000	Interim
May 2007	10.84000	Final
December 2007	2.1926	Interim
April 2008	11.56470	Final
December 2008	5.35120	Interim

b.     Number of shares

During each of the years ended December 31, 2006, 2007 and 2008, the number of shares authorized, subscribed, outstanding and paid for was 8,201,754,580, all of which having voting rights.

c.     Subscribed and paid-in capital

Subscribed and paid-in capital as of December 31, 2006, 2007 and 2008 amounted to ThCh$ 1,331,714,085.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

23.           Shareholders’ equity, continued:

d.     Other reserves

Other reserves are composed of the following as of December 31, of each year:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Accumulated capital revaluation	2,114,927	2,114,927
Revaluation of property, plant and equipment under Decree Law No. 4	1,450,000	1,449,999
Other revaluations	94,357	94,356
Reserve for technical revaluation of property, plant and equipment (Circulars 550 and 566)	36,272,954	36,272,954
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	30,502,828	30,502,828
Equity adjustment of unconsolidated subsidiaries	(413,305)	(413,305)
Reserve for reorganization of entities under common control	(150,668,583)	(150,668,584)
Reduction of capital in foreign subsidiaries	(7,698,843)	(7,698,843)
Accumulated translation adjustment of Chilean entities reporting in foreign currency	(33,870,779)	(14,716,325)
Accumulated foreign currency translation adjustment related to foreign subsidiaries, net (1)	(54,188,881)	(57,552,422)
Total	(176,405,325)	(160,614,415)

(1)

The detail of the net cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, 2006, 2007 and 2008, respectively are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Endesa Argentina S.A.	(5,358,148)	(12,557,381)	(5,677,519)
Endesa Chile Internacional	2,085,343	2,085,342	2,085,342
Distrilec Inversora S.A.	(127,986)	(294,823)	(80,135)
Gas Atacama	—	(315)	25
Electrogas	—	(516)	(245)
Inversiones Electrogas	—	(740,987)	(115,890)
Hidroeléctrica El Chocón	—	195,726	(69,931)
Hidroinvest	—	(3,058,330)	(197,059)
Southern Cone Power Argentina, S.A.	—	(721,077)	122,206
Ingendesa Do Brasil Ltda.	(271,538)	(452,453)	640
Endesa Costanera S.A.	(1,507,754)	(3,061,830)	(1,046,979)
Endesa Brasil S.A.	—	(18,547,471)	(21,581,342)
Enigesa S.A.	—	—	(131,604)
Ingendesa S.A.	—	—	(148,852)
Emgesa S.A	—	(12,406,185)	(33,310,682)
Edegel S.A	—	(4,628,581)	2,599,603
C.H. Betania S.A	(211,282)	—	—
Cono Sur S.A.	(32,521,432)	—	—
Total	(37,912,797)	(54,188,881)	(57,552,422)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

24.           Other income and expenses:

a.               The detail of other non-operating income in each year is as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Gain from foreign currency transaction	40,417	99,237	46,735,217
Gain on sale of property, plant and equipment	3,888,814	489,269	505,774
Energy and power contract settlement	5,944,656	7,035,141	20,927,728
Indemnities and commissions	9,335,126	2,344,556	2,083,493
Gains on service and other contracts	637,983	231,726	850,757
Gain on sale of investments	—	3,351,925	—
Recovery of expenses and clients’ portfolios	1,027,210	2,582,587	3,114,376
Reversal of contingency provision	10,165,978	957,033	587,086
Other	4,009,557	2,419,384	4,428,414
Total	35,049,741	19,510,858	79,232,845

b.              Other non-operating expenses in each year are as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Loss from foreign currency transaction	18,354,140	44,427,419	6,973,089
Loss on sale of property, plant and equipment	203,035	76,577	716,437
Costs of sales of property, plant and equipment	652,428	—	—
Obsolescence provision of fixes assets	—	—	1,327,027
Retirement benefits and severance indemnities	1,256,576	850,243	871,549
Board of directors compensation	281,826	295,592	216,168
Contingencies and litigation	9,608,563	13,207,932	8,315,954
Energy and power settlement	7,680,162	9,260,626	28,883,052
Tax penalties	3,495,832	3,695,267	2,102,707
Tax on equity, Colombia	3,481,437	15,286,613	5,323,658
Tax on liquidation/dissolution of subsidiaries	—	—	18,594,642
Other	5,942,197	5,737,907	6,769,675
Total	50,956,196	92,838,176	80,093,958

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

25.           Price-level restatement:

The gain (loss) from price-level restatement as of each year is as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Assets and expenses

Current assets	6,734,971	943,273	6,542,725
Accounts receivable from subsidiaries	2,135,696	8,801,599	9,686,156
Property, plant and equipment	44,675,434	158,434,824	193,893,936
Investment in subsidiaries	11,545,333	42,167,977	39,518,863
Goodwill and negative goodwill	(557,797)	(3,328,016)	(2,988,542)
Other assets	19,561,034	84,863,853	56,712,238
Expense accounts	5,771,919	46,730,823	59,199,643
Net gain from asset and expense accounts	89,866,590	338,614,333	362,565,019

Liabilities, shareholders’ equity and income

Shareholders’ equity	(38,989,598)	(137,952,661)	(160,229,407)
Current and long-term liabilities	(36,028,880)	(119,839,352)	(112,678,576)
Minority interest	(3,305,612)	(9,027,999)	(8,856,880)
Income acocounts	(9,802,752)	(62,151,898)	(80,375,511)
Net loss from Liabilities, shareholders’ equity and income accounts	(88,126,842)	(328,971,910)	(362,140,374)

Net gain from price level restatement	1,739,748	9,642,423	424,645

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

26.           Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each year is as follows:

		As of December 31,
Current assets	Currency	2006	2007	2008
		ThCh$	ThCh$	ThCh$

Assets
Cash	US$	493,518	369,035	619,136
	Other	(3,013)	(54,158)	14,627
Time deposits	US$	(528,968)	(167,760)	2,939,335
	Other	—	—	1,766,069
Other accounts receivable, net	US$	3,002	(490)	55,847
	Other	13,566	(302,229)	388,093
	Other	(10,596)	—	—
	US$	—	(2,032,617)	(10,405,877)
Other current assets	US$	671	—	17,734,457
	Other	(2,891)	(959)	71,632
Accounts due from related companies	US$	168,037	—	—

Non-current assets
Accounts due from related companies	US$	2,641,426	(16,790,354)	19,798,866
Forward contracts	US$	43,104	—	—
Other non-current assets	US$	11,913,525	(6,100,673)	—

Subtotal foreign currency translation		14,731,381	(25,080,205)	32,982,185

		As of December 31,
Current liabilities	Currency	2006	2007	2008
		ThCh$	ThCh$	ThCh$

Liabilities
Short-term debt due to banks and financial institutions	US$	—	90,581	95,481
Current portion of long-term debt due to banks and financial institutions	US$	23,501	1,611,972	498,743
Current portion of bonds payable	US$	(4,183,778)	2,177,963	(55,401,874)
Current portion of long-term notes pay	US$	—	—	(19,493)
Accrued liabilities	US$	—	620,745	(1,447,082)
	Other	2,166	(13,881)	(18,554)
Miscellaneous payables	US$	(247,304)	893,732	(251,914)
Other current liabilities	US$	(353,416)	(378,899)	(172,182)
	Other	123	27,224	—

		—	—	—
Long-term liabilities
Debt due to banks and fin. institutions	US$	1,572,854	23,282,378	(74,921,266)
Bonds payable	US$	(6,755,298)	17,217,235	75,248,554
Accounts payable	US$	—	1,694,945	(8,064,293)
Other long-term liabilities	US$	(555,549)	1,065,135	—
Accts. payable to related companies	US$	(14,845)	—	—
Forwards	US$	—	(5,118,518)	908,960
Subtotal foreign currency translation		(10,511,547)	43,170,611	(63,544,920)
Net effect on income		4,219,834	18,090,406	(30,562,735)

27.           Other cash-flow items:

The detail of other disbursements for financing purposes as of December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Realization of forward and swaps contracts	(623,605)	(501,662)	(621,018)
Revolving Facility Mitsubishi Fees	(667,190)	—	—
Other	(79,943)	(619,293)	—
Total cash-outflow	(1,370,738)	(1,120,955)	(621,018)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

27.           Other cash-flow items, continued:

Cash flows related to other receipts from investment activities are as follows:

	Year ended December, 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Forward	—	—	2,428
Sale of participation in Gas Atacama to Southern Cross (1)	—	47,014,775	—
Receipt of Loans granted to former subsidiaries of Infraestructura 2000 S.A.	634,900	—	—
Others	577,172	—	11,777
Total Cash flows related to other receipts from investments	1,212,072	47,014,775	14,205

Cash flows related to other disbursements from investment activities are as follows:

	Year ended December, 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Liquidation Swap	—	—	(3,785,243)
Intangibles	—	—	(3,998,246)
Purchase of participation in Gas Atacama from CMS (1)	—	(47,200,351)	—
Others	—	(352,803)	(533,742)
Total Cash flows related to other disbursements from investments	—	(47,553,154)	(8,317,231)

(1) On June 30, 2007, the Company notified CMS Enterprises Company (the entity controlling 50% of Inversiones Gas Atacama Holding and subsidiaries) of its decision to exercise its right of first offer to purchase the interest held by CMS Enterprises Company in Inversiones Gas Atacama Holding for US$ 80 million. Included in this amount was the purchase of a sponsor loan that CMS had granted to Inversiones Gas Atacama Holding and its subsidiaries.

On the same date, the Company and Southern Cross Latin America Private Equity Fund III L.P. (“Southern Cross”) subscribed a sale and purchase agreement for the Company’s 50%participation in Inversiones Gas Atacama Holding S.A. and its subsidiaries and in its sponsor loans to Southern Cross for the amount of US$ 80 million.

The Company, by exercising its right of first offer to purchase from CMS and selling this participation on the same date and in a linked transaction to Southern Cross acted as an agent and thus did not record any gains or losses related to the sale and purchase of the participation.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

28.           Financial derivatives:

As of December 31, 2008, the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rates and foreign currency risk:

						As of December 31, 2008
	Nominal	Period				Hedged	Deferred
Type	amount	Of		Sales (S)/	Hedged	Amount	Fair Value Change
(1)	US$	Maturity	Item	Purchase (P)	Item	ThCh$	ThCh$
EO	40,000,000	3rd Quarter 2010	Interest rate	P/S	Bank-debt	25,458,000	(4,325)
EO	40,000,000	3rd Quarter 2009	Interest rate	P/S	Bank-debt	25,458,000	(3,794)
EO	20,000,000	4th Quarter 2009	Interest rate	P/S	Bank-debt	12,729,000	(1,799)
S	44,166,667	3rd Quarter 2011	Interest rate	P	Bank-debt	28,109,875	(1,031,634)
S	57,020,000	4th Quarter 2012	Interest rate	P	Bank-debt	36,290,380	(3,120,587)
S	30,000,000	1st Quarter 2013	Interest rate	P	Bank-debt	19,093,500	(843,690)

(1) EO = European Option, S = Swap

29.           Commitments and contingencies:

The detail of liens and guaranties granted by the Company and its subsidiaries as of December 31, 2008, is as follows:

a.     Liens held by third parties:

		As of December 31, 2008
		Book value of remaining encumbered assets and schedule to be released
Guarantee	Subsidiary	2008	2009-2010	After 2010	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Banks	Pangue S.A.	1,586,879	—	—	1,586,879
Soc. de Energía de la República Argentina	Endesa Argentina, Endesa Costanera	6,289,281	—	—	6,289,281
Mitsubishi	Endesa Costanera	48,567,006	—	—	48,567,006
Credit Suisse First Boston	Endesa Costanera	25,458,000	—	—	25,458,000
Miscellaneous	Endesa parent company	508,461	—	—	508,461
Miscellaneous	Edegel	57,563,928	—	—	57,563,928
Banco Santander (agente de garantía)	G.N.L. Quintero	94,205,737	—	—	94,205,737
Total		234,179,292	—	—	234,179,292

b.     No guarantees of subsidiary obligations existed at December 31, 2008.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

c.     Litigation and other legal actions:

The Company is party to various lawsuits arising in the ordinary course of its business.  Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries’ results of operations, financial position and cash flows, although no assurance can be given to such effect.  Accordingly, the Company has established a provision for these lawsuits of ThCh$ 7,472,746  and ThCh$ 12,094,488 as of December 31, 2007 and 2008, respectively, which Management considers to be adequate.  Management does not believe that it is reasonably possible that the Company will incur losses in excess of the established provision.

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

Endesa Chile

i. Court:	7th Civil Court of Santiago
Case No.:	8895-2003
Plaintiffs:	Juan Francisco Aranguiz Córdova plus 24 other people.
Defendant:	PANGUE S.A. (“Pangue”) and Endesa Chile
Cause:

The plaintiffs, former shareholders of Pangue, seek annulment of a contract signed on September 25, 2000, between this company and Endesa Chile to establish a voluntary easement over Pangue’s water rights in favor of Endesa Chile, allowing the point of restitution of the Ralco Power Plant, located upstream, to occupy the final part of the tailwaters of the Pangue reservoir. They also claim that, as a consequence of signing this contract, their shares in Pangue lost value, for which they are demanding the sum of Ch$ 2.5 billions. Lastly, they claim that had this contract not been signed, Pangue would have distributed dividends to them.

Process status:

The court ruled in favor of the defendants, rejecting the lawsuit in all its parts. The plaintiff filed an appeal before the Appeals Court of Santiago. The plaintiffs have adhered to the appeal which is awaiting its review.

Amount involved:	Ch$ 3,604 million or US$ 5.7 millions.

ii. Court:	24th Civil Court of Santiago
Case No.:	3622-2003
Plaintiffs:	Francisco Javier Errázuriz Talavera, Francisco Javier Errázuriz Ovalle and Matías Errázuriz Ovalle
Defendants:	Endesa Chile, Francisco Fernández Montero, Luis Felipe Acuña Rivas, Rene Agustín Lara Montoya and Inversiones Cirrus
Cause:

The lawsuit is based on the fact that the defendants initiated criminal actions against the plaintiffs based on incidents that occurred at a property called “La Esperanza de Marchigüe”, owned by the plaintiffs, on August 21, 1998, for the crime of kidnapping, claims that were finally dismissed by the court. The plaintiffs believe that these criminal charges against them caused moral damage, for which they are seeking restitution.

Process status:	Sentence was given favorable to Endesa Chile, which was appealed against by the plaintiffs. The appeal is pending.
Amount involved:	Ch$ 1,400 millions or US$ 2.2 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

iii. Court:	24th Civil Court of Santiago
Case No.:	7957-2005 (accumulated Case No 15279-05 Ninth Civil Court of Santiago, Case No 1608-2005 Tenth Civil Court of Santiago)
Plaintiffs:

Inversiones M.D. Ltda. Inversiones Facona ltda., Inversiones Huilo S.A, María Teresa Navarro Haeussler, Marcela Correa Pero, María Cecilia Navarro Haeussler, Jaime Arrieta Correa, A. Combeau Ingeniería Ltda., Alberto Combeau Vergara, Guillermo Villaseca Castro, Inversiones Teigo Ltda., Inmobiliaria Santa Inés Ltda., Gregorio Echeñique Larraín and Inmobiliaria Pirehueico S.A., and José Manuel Jordán Barahona on behalf of 38 plaintiffs.

Defendants:	Chilean Treasury, Department of Water Resources and Endesa Chile
Cause:

The Plaintiffs are suing for a public right annulment of Dept. of Water Resolution No. 134 dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. Alternatively, the plaintiffs are suing for damages allegedly suffered by the plaintiffs for the quality loss as lakefront owners at Pirehueico and for the property devaluation.

Process Status:	An order for evidence was issued for the base of the matter, with reversal proceedings against it brought by the parties.
Amount involved:	Undetermined.

iv. Court:	Civil Court of Santa Bárbara
Case No.:	3938
Plaintiff:	Endesa Chile
Defendants:	Bunster Barrueto and others
Cause:

A case brought by Endesa Chile for the deposit made based on the amount determined by the “Commission of Wise Men” paid to the defendants for the easements established in relation to the electricity concession granted by Supreme Decree No. 31 on January 18, 2000, for the construction of the Ralco power plant. In the same case, the defendants presented a claim against the appraisals performed by the Commission.

Process Status:

The court of first instance ruled in favor of Endesa Chile. The defendants appealed but this was rejected by the Concepción Court of Appeal. The defendant filed an appeal for annulment before the Supreme Court which is pending resolution.

Amount involved:	Ch$ 2,574 millions or US$ 4.0 millions.

v. Court:	Santiago Court of Appeal
Case No.:	5783-04
Plaintiff:	Endesa Chile
Defendant:	SEF
Cause:	Claim Resolution number No.1439 of August 14, 2003. Generalized fault on the SIC on September 23, 2002
Process status:	The Court is waiting to hear allegations jointly on several claims deriving from the same circumstances.
Amount involved:	Ch$ 677.7 millions or US$ 1.1 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

vi. Court:	9th Civil Court of Santiago
Case No.:	13084-04
Plaintiffs:	Endesa Chile, Pangue and PEHUENCHE S.A. (“Pehuenche”)
Defendant:	Chilean Treasury
Cause:

The annulment is sought of public right of Ministerial Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, which pronounced on a matter that was not originally a matter of dispute, by instructing the CDEC-SIC to define the hours of greatest probability of load loss.

Process Status:	The lawsuit was rejected in the first instance. The defendants presented appeal and annulment in the form, proceedings before the Santiago Court of Appeal, which are pending resolution.
Amount involved:	Undetermined.

vii. Court:	19th Civil Court of Santiago
Case No.:	2487-2005
Plaintiff:	Empresa Eléctrica Guacolda S.A.
Defendants:	Endesa Chile, Pangue, Pehuenche and SAN ISIDRO S.A. (“San Isidro”)
Cause:

It is sought that the court declare that Guacolda has the right to receive from each of the defendants, in its position as owner of the transmission lines between the Maitencillo and Cardones substations on SIC, for electricity transmissions by each of the defendants during the period from October 9, 2003 to March 12, 2004, part of the remuneration relating to basic tolls.

Process Status:	Final sentence was given accepting the demand. The defendants presented an appeal.
Amount involved:	Ch$ 423.6 millions or US$ 0.7 millions.

viii. Court:	12th Civil Court of Santiago
Case No.:	2838-2005
Plaintiff:	Sociedad Agrícola Ganadera y Forestal Las Cruces Ltda.
Defendant:	Endesa Chile
Cause:

The demand is based on the fact that Endesa Chile had made arbitrary and indiscriminate use of legal proceedings in order to deprive the plaintiff of its rights to use water. The plaintiff alleges that these actions against the company had caused it material and moral damages and is seeking restitution.

Process Status:	Final sentence was given favor of Endesa, rejecting the demand in all its parts. The plaintiff has lodged an appeal with the Santiago Court of Appeal.
Amount involved:	Ch$ 2,423.7 millions or US$ 3.8 millions.

ix. Court:	Civil Court of Santa Bárbara
Case No.:	4563
Plaintiff:	Luis Danús Covian and another fifteen people
Defendant:	Endesa Chile and Pangue
Cause:	The plaintiffs are demanding that the court declare that the plaintiffs and defendants form part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status:

Final sentence given in favor of the defendants, rejecting the demand in all its parts and ordering the plaintiff to pay costs. The plaintiffs have presented appeal and annulment proceedings before the Appeals Court of Concepción, which are pending resolution.

Amount involved:	Undetermined

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

x. Court:	19th Civil Court of Santiago
Case No.:	7361-2005
Plaintiffs:	María Victoria Errázuriz Ovalle, María Victoria Ovalle Ovalle, María Ignacia Errazuriz Ovalle
Defendants:	Endesa Chile, Francisco Fernández Montero, Luis Felipe Acuña Rivas, René Agustín Lara Montoya and Inversiones Cirrus S.A.
Cause:

The demand is based on the fact that the defendants had brought criminal actions against the family of the plaintiffs (father and siblings) based on events that occurred on a property called “La Esperanza de Marchigue”, owned by the Plaintiffs, on August 21, 1998, for the crime of kidnapping, claims that were dismissed by the court. The plaintiffs allege that these criminal charges against them caused moral damage, for which they are seeking restitution.

Process Status:	Order for evidence was notified to the parties which brought annulment proceedings which are pending resolution.
Amount involved:	Ch$ 3,200 millions or US$ 5.0 millions

xi. Court:	29th Civil Court of Santiago
Case No.:	575-2006
Plaintiff:	José María Lladser Prado
Defendant:	Endesa Chile
Cause:	The plaintiff is suing for payment of damages suffered when Endesa Chile opened the sluice-gates of the Rapel dam in June 2005, which produced alleged damage to property owned by the plaintiff.
Process status:	Final sentence was given in favor of Endesa, rejecting the demand in all its parts. The plaintiff has appealed against this resolution.
Amount involved:	Ch$ 192 millions or US$ 0.3 millions.

xii. Court:	Civil Court of Santa Bárbara
Case No.:	3.362
Plaintiff:	Forestal Agrícola Industria Maderera Los Ángeles Limitada
Defendant:	Endesa Chile
Cause:

The plaintiff seeks the recovery of a piece of land of 405 hectares that it believes forms part of its “Los Prados de Quillaileo” property, located at Santa Bárbara in Chile’s 8th Region, which land is currently occupied by Pehuenches to whom Endesa assigned rights and actions related to the construction of the Ralco dam.

Process status:

The Concepción Court of Appeal previously ordered the first instance tribunal to complement the definitive sentence, resolving the peremptory exceptions; the Court of Appeal rejected them. Endesa presented proceedings of appeal and annulment in the form against the complementary sentence.

Amount involved:	Undetermined.

xiii. Court:	Santiago Court of Appeal
Case No.	10805-05
Plaintiff:	Endesa Chile
Defendant:	SEF
Cause:	Claim Resolutions No.817 from April 27, 2004 and No. 1838 from November 3, 2005. Black-out of January 13, 2003.
Process status:	The court is waiting the joint overview of several claims deriving from the same incident, which are being examined together, starting with the oldest.
Amount involved:	Ch$ 253 millions or US$ 0.4 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

xiv. Court:	Arbitration tribunal
Case No.:	2144-J
Plaintiff:	Endesa Chile
Defendant:	CMPC Celulosa S.A.
Cause:

The disputes between the parties originated from the supply contract signed by Endesa Chile and CMPC Celulosa S.A. on May 31, 2003, relating to supplies for the defendant’s plants in the Eighth Region and relating mainly to Endesa’s decision to dispute part of the usage required by CMPC Celulosa S.A. as it does not consider this usage to be covered by the contract.

Process Status:	The parties have been notified to hear sentence.
Amount Involved:	Undetermined

xv. Court:	2nd Civil Court of Coronel
Case No.:	6940-2006
Plaintiffs:	Marlena Breve Toledo and Others
Defendant:	Endesa Chile
Cause:

A group of mothers from the Coronel region has sued Endesa Chile for moral damages allegedly suffered by their children due to burns they sustained on lands surrounding the Bocamina Power Plant. These events occurred during January and February 2002.

Process status:	Sentence was given favorable to Endesa Chile, rejecting the demand in all its parts. The plaintiffs have brought appeal and annulment proceedings in the form before the Concepción Court of Appeal.
Amount involved:	Ch$ 460 millions or US$ 0.7 millions.

xvi. Court:	16th Civil Court of Santiago
Case No.:	14234-2007
Plaintiffs:	Enrique Herrera Brondi and another 10 people.
Defendants:	Endesa Chile and Pangue
Cause:

The plaintiffs, former shareholders of Pangue, seek annulment of a contract signed on September 25, 2000, between Pangue and Endesa Chile to establish a voluntary easement over Pangue’s water rights, allowing the point of return of the Ralco power plant located upstream, to be located in the final part of the tail of the Pangue reservoir. The plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue lost value and they are seeking Ch$ 1,037 millions to compensate for damages arising from the signing of this contract.

Process status:	An order for evidence was issued, pending notification to both parties.
Amount involved:	Ch$ 1,037 millions or US$ 1.6 millions.

xvii. Court:	18th Civil Court of Santiago
Case No.:	13577-2007
Plaintiffs:	Ana Luisa Aránguiz Escobar and Others
Defendant:	Endesa Chile
Cause:

The Plaintiff is suing for compensation for damages as in the final electricity concession given to Endesa to establish and exploit the Rapel power plant, Endesa established easements for flooding the lands in the area due to the water and reservoir works, paying the property owners the corresponding compensation. The plaintiff alleges that the land was excluded without reason from the concession’s special plans and therefore did not receive compensation.

Process status:	An order for evidence was issued but has not been notified to the parties.
Amount involved:	Ch$ 548.5 millions or US$ 0.9 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

xviii. Court:	Third Civil Court of Santiago
Case No.:	26.499-2007
Plaintiff:	Endesa Chile
Defendant:	Chilean Treasury
Cause:

Endesa Chile has sued the Treasury in order for the court to declare that Endesa Chile, as a generating company, with respect to the operation of its power plants and artificial dams, is subject to the General Electricity Services Law and all other legal regulations affecting the electricity industry and the instructions issued by the SIC CDEC of the respective interconnected system, and not by decisions and guidelines issued by the Control Committees (regulated by the Waters Code).

Process status:

The court did not give order for evidence and called the parties to hear sentence. Endesa Chile appealed against the first resolution and replacement of the second against it, proceedings are awaiting resolution.

Amount involved:	Undetermined

Pangue S.A.

i. Court:	7th Civil Court of Santiago
Case No.:	8895-2003
Plaintiffs:	Juan Francisco Aranguiz Córdoba and another 24 people.
Defendants:	Pangue and Endesa Chile
Cause:

The plaintiffs, former shareholders of Pangue, seek annulment of a contract signed on September 25, 2000, between Pangue and Endesa Chile to establish a voluntary easement over Pangue’s water rights, allowing the point of return of the Ralco Power Plant located upstream, to be located in the final part of the tail of the Pangue reservoir. The Plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue lost value and they are seeking Ch$ 2,522 millions. Lastly, they claim that had the contract not been signed, Pangue would have distributed dividends to them. Dilatory exceptions were presented which are awaiting the court’s resolution. The court decreed an injunction prohibiting any new contracts involving water rights registered in the name of Pangue

Process Status:

The court ruled in favor of the defendants, rejecting the demand in all its parts. The plaintiff filed an appeal with the Santiago Appeals Court. The defendants adhered to the appeal which is pending resolution.

Amount involved:	Ch$ 3,604 millions or US$ 5.7 millions.

ii. Court:	Santiago Court of Appeal
Case No.:	5785-04
Plaintiff:	Pangue
Defendant:	SEF
Cause:	Claim Resolution No.1432 of August 14, 2003. Generalized SIC black-out on September 23, 2002
Process status:	The court is waiting the joint overview of several claims deriving from the same incident.
Amount of fine:	Ch$ 451.8 millions, or US$ 0.7 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

iii. Court:	Santiago Court of Appeal
Case No.:	10803-05
Plaintiff:	Pangue
Defendant:	SEF
Cause:	Claim Resolutions No.818 of April 27, 2004 and No.1834 of November 3, 2005. Blackout January 13, 2003.
Process status:	The Appeals Court is waiting the joint overview of several electricity claims deriving from the same incident, which are being examined together, starting with the oldest.
Amount of fine:	Ch$ 253 millions, or US$ 0.4 millions.

iv. Court:	Ninth Civil Court of Santiago
Case No.	13084-04
Plaintiff:	Endesa Chile, Pangue and Pehuenche
Defendant:	Chilean Treasury
Cause:

The plaintiffs are seeking a declaration of nullity of public right of the Ministerial Resolution No.35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, whereby this authority pronounces on a matter that was not originally one of dispute, by instructing the CDEC-SIC to define the hours of greatest probability of load loss.

Process Status:	The demand was rejected in the first instance. The plaintiffs filed proceedings of appeal and annulment before the Santiago Appeals Court, which are currently pending resolution.
Amount involved:	Undetermined.

v. Court:	Civil Court of Santa Bárbara
Case No.:	4563
Plaintiffs:	Luis Danús Covian and fifteen other people
Defendants:	Endesa Chile and Pangue
Cause:	The plaintiffs have demanded that the court declare that the plaintiffs and defendants form part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status:

The court gave definitive sentence in favor of the defendants, rejecting the demand in all its parts and ordering that the plaintiff pay costs. The plaintiffs filed appeal and nullity proceedings before the Concepción Appeal Court, which are currently pending resolution.

Amount involved:	Undetermined

vi. Court:	19th Civil Court of Santiago
Case No.:	2487-2005
Plaintiff:	Empresa Eléctrica Guacolda S.A.
Defendants:	Endesa Chile, Pangue, Pehuenche and San Isidro
Cause:

It is sought that the court declare that Guacolda has the right to receive payment from each of the defendants in its position as owner of the transmission lines between the Maitencillo and Cardones Substations on the SIC, for remuneration related to basic tolls with respect to electricity transmitted by each defendant during the period from October 9, 2003 to March 12, 2004.

Process Status:	Definitive sentence was given accepting the demand, against which the defendants has filed an appeal.
Amount involved:	Ch$ 423 millions or US$ 0.7 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.           Commitments and contingencies, continued:

vii. Court:	16th Civil Court of Santiago
Case No.:	14234-2007
Plaintiffs:	Enrique Herrera Brondi along with another 10 people
Defendants:	Endesa Chile and Pangue
Cause:

The plaintiffs, former shareholders of Pangue, seek a declaration of nullity of a contract signed on September 25, 2000, between this company and Endesa Chile whereby the former established a voluntary easement over water rights, allowing the point of return of the Ralco power plant located upstream, to be located in the final part of the tail-end of the Pangue reservoir. The plaintiffs also claim that, as a consequence of signing this contract, their shares in Pangue lost value and they are seeking ThCh$ 1,036,809 to compensate for damages arising from the signing of this contract.

Process status:	An order for evidence has been issued, which has not been notified to the parties.
Amount involved:	Ch$ 1,036.8 millions or US$ 1.6 millions.

viii. Court:	Civil Court of Nacimiento
Case No.:	16.757-2007
Plaintiff:	Municipality of Nacimiento
Defendant:	Pangue
Cause:

Based on Law 19,300 governing General Environmental Standards, the Municipality of Nacimiento seeks the repair and compensation for the environmental damage allegedly caused by the operation of the Pangue power plant, particularly from spills occurring during July 2006; these damages amount to Ch$13.2 millions. The plaintiff is also specifically demanding that the defendant be ordered to adopt the following protective and mitigation measures: construction of a containment wall and a bridge that connects Nacimiento to other nearby towns and community buildings, at a cost of Ch$4,914 millions.

Process status:	The proceedings are in the evidence stage, with some parts still pending.
Amount involved:	Ch$ 4,927.2 millions or US$ 7.7 millions.

ix. Court:	12th Civil Court of Santiago
Case No.:	2.657-2008
Plaintiff:	José Manuel Gajardo Sepúlveda, on behalf of 749 people.
Defendant:	Pangue
Cause:

The plaintiff is suing Pangue for the repair and compensation for the environmental damage allegedly caused by the operation of the Pangue plant, particularly spillages that occurred in July 2006, amounting to Ch$1,916.5 millions.

Process status:	Parties have been called for conciliation proceedings, but this did not occur.
Amount involved:	Ch$ 1,916.5 millions or US$ 4.6 millions.

x. Court:	Family, civil and criminal Court of Laja
Case No.:	11.642-2008
Plaintiffs:	Iris Carrasco Jara and another 418 people
Defendant:	Pangue
Cause:

The plaintiff is suing Pangue for the repair and damages allegedly caused by the operation of the Pangue plant due to spillages that occurred on the river Bío Bío in July 2006, particularly the flooding that occurred in the town of Laja in Chile’s 8th Region, amounting to ThCh$12,570,000 plus interest.

Process status:	Pangue was notified of the demand on October 27, 2008, having opposed dilatory exceptions which have still not been resolved by the court.
Amount involved:	Ch$ 12,570 millions or US$ 19.8 millions plus interests.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.              Commitments and contingencies, continued:

Pehuenche S.A.

i. Court:	Santiago Court of Appeal
Case No.:	5784-04
Plaintiff:	Pehuenche
Defendant:	SEF
Cause:	Claim Resolution No.1429 of August 14, 2003. Generalized black-out on the SIC on September 23, 2002
Process status:	The court is awaiting the joint overview of several claims deriving from the same incident.
Amount of fine:	Ch$ 677.7 millions or US$ 1.1 millions.

ii. Court:	Ninth Civil Court of Santiago
Case No.:	No.13084-04
Plaintiff:	Endesa Chile, Pangue and Pehuenche
Defendant:	Chilean Treasury
Cause:

The Plaintiffs are seeking the annulment in public right of Ministerial Resolution No.35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, in which this authority pronounces on issues that were not originally matters of dispute, by instructing the CDEC-SIC to define the hours of greatest probability of load loss.

Process Status:	The court ruled first instance rejecting the demand. The plaintiffs filed appeal and annulment proceedings with the Santiago Appeals Court which are pending resolution.
Amount involved:	Undetermined.

iii. Court:	19th Civil Court of Santiago
Case No.:	2487-2005
Plaintiff:	Empresa Eléctrica Guacolda S.A.
Defendants:	Endesa Chile, Pangue, Pehuenche and San Isidro
Cause:

It is sought that the court declare that Guacolda has the right to receive payment from each of the defendants in its position as owner of the transmission lines between the Maitencillo and Cardones substations on the SIC, for remuneration related to basic tolls with respect to electricity transmitted by each defendant during the period from October 9, 2003 to March 12, 2004.

Process Status:	Definitive sentence was given accepting the demand, against which the defendants have filed an appeal.
Amount involved:	Ch$ 423.6 millions or US$ 0.7 millions.

iv. Court:	Santiago Court of Appeal
Case No.:	10801-05
Plaintiff:	Pehuenche
Defendant:	SEF
Cause:	Claim Resolutions No.806 of April 27, 2004 and No.1836 of November 3, 2005. Black-out on January 13, 2003
Process status:	The Appeals Court is awaiting the joint overview of several claims deriving from the same incident, which are being examined together, starting with the oldest.
Amount of fine:	Ch$ 158 millions or US$ 0.2 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

San Isidro S.A.

i. Court:	Santiago Court of Appeal
Case No.:	5782-04
Plaintiff:	San Isidro
Defendant:	SEF
Case:	Claim Resolution No.1428 of 14.08.2003. Generalized fault on SIC on 23.09.2002
Process stage:	Awaiting joint overview of claims referring to the same incident.
Amount of fine:	Ch$ 226 millions or US$ 0.4 millions.

ii. Court:	19th Civil Court of Santiago
Case No.:	2487-2005
Plaintiff:	Empresa Eléctrica Guacolda S.A.
Defendants:	Endesa Chile, Pangue, Pehuenche and San Isidro
Cause:

It is sought that the court declare that Guacolda has the right to receive payment from each of the defendants in its position as owner of the transmission lines between the Maitencillo and Cardones substations on the SIC, for remuneration related to basic tolls with respect to electricity transmitted by each defendant during the period from October 9, 2003 to March 12, 2004.

Process Status:	Definitive sentence was given accepting the demand, against which the defendants have filed an appeal.
Amount involved:	Ch$ 424 millions or US$ 0.7 millions.

iii. Court:	Santiago Court of Appeal
Case No.:	10799-05
Plaintiff:	San Isidro
Defendant:	SEF
Cause:	Claim Resolutions No.819 of April 27, 2004 and No.1830 of November 3, 2005. Black-out on January 13, 2003
Process status:	The Appeals Court is awaiting the joint overview of several claims deriving from the same incident, which are being examined together, starting with the oldest.
Amount of fine:	Ch$ 158 millions or US$ 0.2 millions.

Edegel S.A.A,

i. Tribunal:	SUNAT
Case No.:	n/n
Plaintiff:	National Superintendence of Tax Administration (“SUNAT”)
Defendant:	Edegel
Cause:	On July 10, 2003, Edegel was notified of a SUNAT resolution which objected to the depreciation recorded on assets reappraised on their disposal.
Process Status:	The claim that is still pending resolution by the tribunal is related to fiscal year 1999 and refers only to the objection to the 15% “financing interest” in the appraisal.
Amount involved:	Soles 26.8 millions or US$ 8.5 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

ii. Tribunal:	SUNAT
Case No.:	0150340004124
Plaintiff:	SUNAT
Defendant:	Edegel
Cause:	Tax comment — audit of fiscal year 2000 (General sales tax — Fiscal year 2000 — Disregard of economic reality for consulting services invoiced by Generandes).
Process Status:	Pending pronouncement by the fiscal tribunal of the appeal made by Edegel with respect to the resolutions of determination and fine that were not the subject of abandonment.
Amount involved:	Soles 44.5 millions or US$ 14.2 millions.

iii. Tribunal:	SUNAT
Case No.:	n/n
Plaintiff:	SUNAT
Defendants:	Talleres Mayopampa/Edegel
Cause:	Tax comment (joint and several liability of Edegel attributed with Talleres Moyopampa — Payment of income taxes — Regularization Tax Year 1994 — Legal Entities. Period from May 1994 to June 1994).
Process Status:	Pending ruling.
Amount involved:	Soles 6.2 millions or US$ 2.0 millions.

iv. Tribunal:	ESSALUD
Case No.:	603-REC-GCC-GCR-IPSS-97
Plaintiff:	ESSALUD
Defendant:	Edegel
Cause:	Payment of contributions for Decree Laws 22482 (Health), 19990 (Pensions) and 18846 (Work-related accidents) for period from April 1994 to March 1996.
Process Status:	Pending ruling.
Amount involved:	Soles 8.2 millions or US$ 2.6 millions, plus interests.

v. Tribunal:	ESSALUD
Case No:	n/n
Plaintiff:	ESSALUD
Defendant:	Edegel
Cause:	Payment orders issued for alleged omission of social security contributions during period from April 1997 to December 1998.
Process Status:	Pending ruling.
Amount involved:	Soles 29 millions or US$ 9 millions, plus interests.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

vi. Tribunal:	District Municipality of San Ramón
Case No.:	n/n
Plaintiff:	District Municipality of San Ramón
Defendant:	Edegel
Cause:	Comment on municipal taxes (Property tax and fine — Fiscal years 2000 to 2004).
Process Status:

The District Municipality of San Ramón persists in not complying with the tax tribunal’s order and has not sent the records to that entity for its pronouncement. The Second Public Prosecutor of La Merced — Chanchamayo formalized criminal actions against the mayor of the Municipality of San Ramón for crimes of omission, refusal or delay in functional acts, following which the Second Criminal Court of La Merced — Chanchamayo began criminal actions against the mayor. Edegel has joined the process as having been considered the presumed injured party.

Amount involved:	Soles 5.8 millions or US$ 1.8 millions, plus interests.

vii. Court:	SUNAT
Case No.:	n/n
Plaintiff:	SUNAT
Defendan:	Edegel
Cause:	Tax comment — Income Taxes (Fiscal Year 2000) - Income taxes — Third Category — Prepayments — Fiscal Year 2001.
Process Status:

On October 9, 2008, Edegel made a partial appeal against the Resolution of Governor’s Office of August 29, 2008. The following objections were appealed against: (i) Foward 2001, (ii) Services Generandes 2000 — 2001, (iii) Excess depreciation 2000 — 2001, (iv) Loan for purchase of shares 2000 — 2001, (v) REI 2001.  The amount appealed reaches approximately S/. 44,822,640 for the year 2000 and S/. 20,624,492 for 2001.

Amount:	Soles 65.4 millions or US$ 20.8 millions.

viii. Tribunal:	Specialized civil court of La Merced
Case No.:	168-2008
Plaintiff:	District Municipality of San Ramón
Defendant:	Edegel
Cause:

Contentious administrative action brought against the Resolution of the Mayor’s Office No.019-2008-MDSR which ratified the fine demanded by the municipality alleging that Edegel has not regularized some buildings of the Yanango plant.

Process Status:	Pending pronouncement of the judge with respect to the exceptions of prescription and res judicata presented by the District Municipality of San Ramón.
Amount involved:	Soles 4.7 millions or US$ 1.5 millions, plus interests.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

ix. Court:	3rd Labor Court of Lima
Case No.:	254-2001
Plaintiffs:	José Carlos de la Flor Arízaga, Sergio E.Palomino, Rigoberto Mendieta Vedia, Luis Ampuero Salas, Manuel Salazar López and Oscar Curay Rivera
Defendant:	Edegel
Cause:

Payment of labor benefits: a) profits 1994-1995, b) bonuses from 1994-1996, c) compensation for not buying shares due to privatization, d) double vacations for 1994-1995, e) CTS for the period 1995-June 1996, f) recalculation of the incentives paid at termination, g) benefits agreed upon with Electroperu.

Process status:	A date for the hearing is still pending.
Amount involved:	Soles 7.2 millions or US$ 2.3 millions.

x. Tribunal:	National and International Arbitration Tribunal of the Lima Chamber of Commerce.
Case No.:	1236-009-2007
Plaintiff:	PROINVERSION
Defendant:	Edegel
Arbitrators:	Lorenzo Zolezzi Ibárcena (chairman), Shoschanna Zusman and Delia Revoredo
Cause:	PROINVERSIÓN considers that the former ETEVENSA complied fully but late in the first and second stages of investment commitment.
Process Status:	Following the arbitration award that resolves this litigation, EDEGEL paid to PROINVERSIÓN the amount awarded, thus concluding these proceedings.
Amount involved:	US$ 900,000

xi. Tribunal:	Osinergmin
Case Nos.:	CC-33-2007, CC-35-2007 and CC-38-2007
Plaintiffs:	ELECTROANDES, DUKE ENERGY, ENERSUR, ELECTROPERÚ and CAHUA
Defendant:	Edegel
Cause:	EDEGEL has been demanded to credit the corresponding reimbursement for having been responsible for certain events according to the Technical Quality Standards of Electricity Services (NTCSE).
Process Status:

In the contentious administrative process brought against Duke and Electroandes, sentence was given declaring the demand brought by Edegel to be unfounded. Edegel appealed against this sentence. Regarding the contentious administrative proceedings brought against ENERSUR and ELECTROPERU, it remains pending for the court to declare each process resolved and the files sent to the Public Prosecutor for promulgation of law.

Regarding the claim presented by Cahua, Edegel appealed against the resolution of the ad-hoc Collegiate Body of Osinergmin which pronounced that Edegel comply in paying the compensations for interruptions in supplies due to rejections of load in 2006.

Amount involved:	Soles 33 millions or US$ 10 million.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

xii. Tribunal:	SUNAT
Case No.:	0150340008058
Plaintiff:	SUNAT
Defendant:	Edegel
Cause:	Tax Limit - Audit from 2002 and 2003 (Income Taxes)
Process Status:

By Governor’s Resolution No,.01501140007736 of October 31, 2008, part of the claim presented by Edegel was declared founded and consequently rectified. It was resolved to follow the charging of the debts contained in Determination Resolutions 012-003-0012226 to 012-003-0012239 and the Fine Resolutions 012-002-0011741 and 012-002-0011742. On December 10, 2008, Edegel lodged a partial appeal against the above Governor’s resolution.

Amount:	Soles 3.2 millions or US$ 1 million.

xiii. Court:	Mixed Court of Ventanilla
Case No.:	2008-4570
Plaintiff:	Association of Owners Casa Huerta Virgen de las Mercedes.
Defendant:	Edegel
Cause:

The Association of Owners Casa Huerta Virgen de las Mercedes has demanded the closure of the register entry No.53972, in which the Ventanilla plant is registered, due to duplicated registration and superposition with register entry No.38115, in which land owned by it is registered. As an accessory claim, it demands the recovery of 65,867.83 square meters of land occupied by the Ventanilla thermal plant due the entry whose closure is sought.

Process Status:

Edegel and the Fiduciaria have absolved the transfer of the demand. In the case of Edegel, together with the answer of the demand, presented a counterclaim for declaring that the Association of Owners Casa Huerta Virgen de las Mercedes is not the owner of the land and ordering the closure of the record card, where the title to the property in their favor is registered.

Amount:	US$ 658,678

Generandes Perú S.A.

Tribunal:	SUNAT
Case No.:	0260340031172
Plaintiff:	SUNAT
Defendant:	GENERANDES PERU S.A.
Cause:	Tax annotation against various determination resolutions and general sales tax and income tax fines - Audit 2000.
Process Status:	The process is awaiting resolution by the SUNAT.
Amount involved:	Soles 50 millions or US$ 15.9 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

Emgesa S.A. ESP, (Colombia)

i. Court:	Neiva Administrative Court (Huila)
Case No.:	2004-645
Plaintiffs:	Consultoría Colombiana S.A. and Consultores Regionales Asociados Ltda
Defendants:	ICEL — Electrificadora del Huila S.A. and Central Hidroeléctrica de Betania S.A. E.S.P. (now Emgesa)
Cause:	Damages for not awarding the contract to the plaintiffs after performing preliminary feasibility study in 1992 relating to the El Quimbo project.
Process Status:	The evidence stage has been concluded.
Amount involved:	Col$ 2,000 millions or US$ 0.9 millions.

ii. Court:	Various Courts in the Huila and Tolima Jurisdictions
Case Nos.:	Various
Plaintiffs:	325 individuals in various jurisdictions
Defendant:	Central Hidroeléctrica de Betania S.A. (Now Emgesa)
Cause:

The defendant is being sued in different proceedings and courts for extra-contractual civil liability by Central Hidroeléctrica de Betania S.A. ESP. for the flooding that occurred during 1986, 1989, 1994, 1999 and 2007, which allegedly washed away and damaged the crops and property of the plaintiffs.

Process Status:

First instance rulings have already been handed down for some lawsuits, with unfavorable sentences for the Company, which have been appealed against. The remaining cases are either in the evidence stage or are being answered (i.e. in initial stage). During this quarter, Emgesa has been notified of another 25 demands.

Amount involved:	Col$ 18,066 millions or US$ 7.9 millions.

iii. Court:	1st Circuit Court of Neiva
Case No.:	2003-123
Plaintiff:	Empresa Antioqueña de Energía (EADE)
Defendant:	Central Hidroeléctrica de Betania S.A. ESP (now Emgesa)
Cause:	Ordinary proceedings intended to obtain a declaration of liability by CHB for alleged non-compliance with energy supply obligations between July 1, 1997 and May 31, 1999.
Process Status:

The conciliatory hearing was postponed until the plaintiff can determine who was in charge of the rights originating the lawsuit following the dissolution of EADE, a company that was absorbed by Empresas Públicas de Medellín.

Amount involved:	Col$ 7,805 millions or US$ 3.4 millions..

iv. Tribunal:	Administrative tribunal of Huila
Case No.:	2004-1328
Plaintiff:	Central Hidroeléctrica de Betania S.A. ESP (now Emgesa)
Defendant:	Municipality of Yaguará
Cause:

The municipality is seeking to sanction the company for not presenting its declaration of ICA (Industrial and Commerce Tax) under Law 14 of 1981, ignoring the payments made by Betania under a special law that regulates electricity generation companies (Law 56 of 1981). The company presented a request to nullify the acts that imposed the sanction (Sanction Resolutions years 1998 to 2002).

Process Status:	This case is in the evidence stage.
Amount Involved:	Col$ 98,438 millions or US$ 43.3 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

v. Tribunal:	Administrative Tribunal of Huila
Case No.:	2005-1743
Plaintiff:	Central Hidroeléctrica de Betania S.A. ESP (now Emgesa)
Defendant:	Municipality of Yaguará
Cause:

The incorrect application of the Industry and Commerce Tax regulation by the municipality, ignoring the special regulation (Law 56 of 1981) that affects generating companies only for their plants’ installed generating capacity and not their revenues as the municipality claims by applying the general regulation (Law 14 of 1983). the Plaintiff on their revenue instead of the installed capacity of their plant. The company objected to the authority´s assessments correspondig for the years 1998-2002.

Process Status:	This case is in the stage of concluding arguments.
Amount Involved:	Col$ 4,160 millions or US$ 1.8 millions.

vi. Tribunal:	Administrative Tribunal of Huila
Case No.:	2006-1024
Plaintiff:	Central Hidroeléctrica de Betania S.A. ESP (now Emgesa)
Defendant:	Municipality of Yaguará
Cause:

Summons to declare the Industry and Commerce Tax 2003. The Municipality of Yaguará ignored the statement presented by Betania, based on Law 56 of 1981 (a special law applicable to generating companies) and penalized the company by applying a sanction of 20% of reported revenues. In addition, reassessment of the tax, applying a regulation of general nature (Law 14 of 1983) that does not apply for energy generation companies, thus increasing the tax charge of Betania.

Process Status:	This case is at the stage of concluding arguments.
Amount Involved:	Col$ 23,116 millions or US$ 10.2 millions.

vii. Tribunal:	4th Section of the Administrative Tribunal of Cundinamarca
Case No.:	2004-238
Plaintiff:	Emgesa
Defendant:	Municipality of Ubalá
Cause:

The municipality incorrectly applied an Industry and Commerce Tax to the plaintiff, ignoring the special regulation (Law 56 of 1981) which taxes generating companies on their plants’ installed capacity and not their revenue, as the municipality intends by the application of the general regulation (Law 14 of 1983).

Process Status:	Sentence in the first instance is expected.
Amount Involved:	Col$ 40,593 millions or US$ 17.9 millions.

viii. Tribunal:	Administrative Tribunal of Cauca — fourth section
Case No.:	2007-125
Plaintiff:	Emgesa
Defendant:	Municipality of Caloto
Cause:

Summons for not declaring for the years 2003 to 2005. Incorrect application of the Industry and Commerce Tax by the municipality, ignoring the special regulation (Law 56 of 1981) which taxes generating companies only on their plants’ installed capacity and not their revenue, as the municipality intends by the application of the general regulation (Law 14 of 1983).

Process Status:	The case is at the evidence stage
Amount Involved:	Col$ 374 millions or US$ 0.2 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

ix. Tribunal:	4th Section of the Administrative Tribunal of Cauca
Case No.:	2007-00127
Plaintiff:	Emgesa
Defendant:	Municipality of Puerto Tejada
Cause:

Summons for not declaring for the years 2002 to 2004. Incorrectly application of the Industry and Commerce Tax by the municipality, ignoring the special regulation (Law 56 of 1981) which taxes generating companies only on their plants’ installed generating capacity and not their revenue, as the municipality intends by the application of the general regulation (Law 14 of 1983).

Process Status:	The case is at the evidence stage
Amount Involved:	Col$ 1,189 millions or US$ 0.5 millions.

x. Tribunal:	Administrative Tribunal of Bolívar
Case No.:	2007-242
Plaintiff:	Emgesa
Defendant:	Bolívar Department
Cause:	The Bolívar Department wrongly charged the company for Pro-Development and Pro-Culture stamps related to the purchase of the Cartagena power plant.
Process Status:	The case is at the evidence stage
Amount Involved:	Col$ 276 millions or US$ 0.1 millions.

xi. Tribunal:	Administrative Tribunal of Cundinamarca, First Section
Case No.:	2001-016
Plaintiffs:	Orlando Enrique Guaqueta and Sibaté residents (class action Miguel Ángel Chávez - Nancy Stella Martínez Pulido and others)
Defendants:	Emgesa, Empresa de Energía de Bogotá S.A. ESP (“EEB”) and Corporación Autónoma Regional (“CAR”)
Cause:	The plaintiffs seek the joint liability of the defendants related to the damages produced in the Muña reservoir due to contaminated water from the Bogota river pumped in by Emgesa.
Process Status:

The case was sent to the State Council to resolve the motions presented by the companies (among others, Encomables, Hospital Juan N Corpas, Agrinal S.A., Líquido Carbónico Colombiana S.A., Tinzuque, Refisal, Peldar, Incollantas), companies that do not believe they can be considered direct defendants in the case. Once these motions are ruled on, the first instance evidence stage should begin.

Amount involved:	Col$ 3,000,000 millions or US$ 1,320 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

xii. Tribunal:	Administrative Tribunal of Cundinamarca, Fourth Section
Case No.:	2001-479
Plaintiff:	Gustavo Moya
Defendants:

Emgesa, EEB, the Capital District of Bogotá, Empresa de Acueducto y Alcantarillado de Bogotá, the Municipality of Sibaté and other industries and government entities that allegedly contribute to the pollution of the Bogotá River by action or omission.

Cause:

Class action seeking to declare the defendants responsible for damages caused to the environment produced by storing contaminated water in the Muña reservoir, and thus compensate for the collective damage caused.

Process Status:

Appeal proceedings pending against the first instance sentence before the State Council, which exonerated Emgesa from responsibility and a compliance agreement was approved. For its part, the Administrative Tribunal of Cundinamarca has held various audiences for checking compliance with the Bogotá river decontamination works. The audience of December 16, 2008 Emgesa reaffirmed that the company has complied with all its commitments under the agreement signed.

Amount Involved:	Undetermined

xiii. Tribunal:	Administrative Circuit Court (10)
Case No.:	2004-1348
Plaintiffs:	José Edgar Bejarano and Others
Defendants:	Emgesa and Chivor S.A. ESP.
Cause:

Liability is demanded for the flooding of the Upia river-banks in 2002, arguing negligence in operating the Guavio dam’s sluice-gates. The defendants are therefore being sued for payment of the respective damages.

Process Status:	Pending resolution of the proceedings brought by those called in guarantee by the plaintiff entities. Presently with the State Council.
Amount Involved:	Col$2,000 millions or US$ 0.9 millions.

xiv. Tribunal:	Administrative Tribunal of Cundinamarca — first section
Case No.:	2005-1476
Plaintiff:	Emgesa
Defendant:	CAR
Cause:

Action of nullity and re-establishment of law by which it seeks to be declared invalid administrative acts given by the CAR (Resolutions 506 of March 28, 2005 and 1189 of July 8, 2005) and reestablish the rights of Emgesa that were violated by these resolutions because they impose the carrying out of works at the Muña reservoir as a condition of the maintenance of the water concession.

Process status:	On November 19, 2008, an order was issued notifying CAR to pronounce with respect to the suspension of the process requested by Emgesa.
Amount involved:	Col$2,000 millions or US$ 0.9 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

xv. Court:	Administrative Circuit Court (40)
Case No.:	2005-1990
Plaintiffs:	Juan Andrés Cano García and others
Defendants:	Emgesa and 18 other entities, including the ministries of mining and the environment, CAR, National Institute of Mines and various municipalities in the zone of influence.
Cause:

Class Action for claiming that Emgesa is responsible for environmental damage at the Tominé dam and specifically the reduction of the volume of water in the reservoir since 1997 and an abundance of non-native vegetation, thus neglecting to comply with its function of guaranteeing public assets that it uses to carry on business. The plaintiffs argue that Emgesa has not invested in the recovery and conservation of water resources and to date has not carried out any kind of work to clear the non-native vegetation.

Process status:	Pending compliance by the plaintiffs with the notification of the individuals who should be notified of the content of the demand.
Amount involved:	Col$2,000 millions or US$ 0.9 millions.

Hidroelectrica El Chocón S.A. (Argentina)

i. Tribunal:	National Chamber of Appeals in Administrative Disputes
Case No.:	20570/08
Plaintiff:	AFIP —DGI
Defendant:	Hecsa
Cause:

The AFIP determined the obligation of the company to pay the sum of Arg$1,754,938 with respect to income taxes — withholdings from foreign beneficiaries, understanding that the company omitted to make such withholdings on payments made abroad for work in obtaining a bank loan during 1994. The company did not make the withholdings because it considered that these were foreign-sourced earnings not subject to the tax.

Process status:	Pending appeal made by Hecsa against the sentence of the fiscal tribunal that partially revoked the resolution of AFIP with costs to the company.
Amount involved:	Arg$ 2.9 millions or US$ 0.8 millions.

ii. Court:	Supreme Court of Argentina
Case No.:	114/99
Plaintiff:	Province of Neuquén
Defendant:	Hecsa
Cause:

On June 26, 2000, the company was notified of a lawsuit for interest to be paid related to royalties allegedly paid late, initiated by the province of Neuquén before the Supreme Court of Justice of the Nation.

Process status:

On September 30, 2008, the Supreme Court resolved to establish the amounts of the fees of the lawyers of Neuquén plus those of the accounting expert, which amount to a total of $ 1,446,000 plus VAT, which sum was deposited by Hecsa in November 2008.

Amount involved:	Arg$1.4 millions or US$ 0.4 millions, plus VAT.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.          Commitments and contingencies, continued:

iii. Court:	Supreme Court of Argentina
Case No.:	N 164/99
Plaintiff:	Province of Neuquén
Defendants:	Hecsa, Estado Nacional, AES Alicurá S.A., Piedra del Águila S.A. and Cerros Colorados S.A.
Cause:

On September 27, 2000, the Company was notified of a demand by the province of Neuquén against the state and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The action seeks to charge 12% of the funds understood to be contributed by each generator to the account. In 2004, an accounting expert determined the amounts allegedly accumulated by the company and the respective percentages and, with this base, estimated the total amount of royalties owed. The expert testimony was refuted.

Process status:	The case is awaiting sentence.
Amount involved:	Arg$1.6 millions or US$ 0.5 millions, plus interest and indexation.

iv. Tribunal:	Administrative Branch
Case No.:	n/n
Plaintiff:	Province of Río Negro
Defendant:	Hecsa
Cause:

Hecsa received notification from the Provincial Directorate of Cadastre of the Rio Negro Province about a real estate tax payment for the May 2004 period, which established a property value of $294,997,709 Argentine pesos and taxes payable of $393,328.40 Argentine pesos. On October 25, 2004 the Company responded questioning the revenue service’s appraisal of the property value. The General Revenue Service sent the company demands to pay installments 5 and 6 of 2004 and 1 through 6 of 2005. The Company presented a note rejecting each of these demands.

Process status:	Pending administrative proceedings.
Amount involved:	Arg$56 millions or US$ 16 millions.

Hidroinvest S.A. (Argentina)

Tribunal:	Argentine Supreme Court
Case No.:	H 7336/05
Plaintiff:	Hidroinvest S.A. (“Hidroinvest”)
Defendant:	AFIP —DGI
Cause:

The AFIP made demand on the company to pay income taxes of Arg$3.4 Hidroinvestthat Hidroinvest supposedly should have paid on differences between the cost and transfer price of bonds given to the Argentine State for having benefited economically from said operation. The National Tax Tribunal confirmed AFIP’s ruling in 2004 with respect to the taxes and interest, imposing costs to Hidroinvest, but revoked the imposed fine of 70% of the unpaid tax. In order to avoid the start of the fiscal execution of the presumed credit, the company paid the sum of Arg$3.4 with respect to capital and Arg$13.6 for interest, in July 2004, stating that the reserve and expecting the results of the proceedings against the sentence of the National Tax Tribunal.

Process status:

The Company and the IRS both filed appeals against the ruling of the National Tax Tribunal before the National Chamber for Federal Administrative Disputes. This tribunal rejected the appeals made and upheld the sentence of the National Tax Tribunal. Against this decision they filed ordinary and extraordinary appeals before the Supreme Court of Argentina which are pending resolution.

Amount involved:	Arg$17.5 millions or US$ 5.1 millions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.      Commitments and contingencies, continued:

Endesa Costanera S.A. (Argentina)

In July 1990, the Italian Government authorized Medio Credito Centrale to grant a loan to the Argentine Government to finance purchases of goods and services of Italian origin, to renew four groups of the thermo-electric plant owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”).  SEGBA granted to Endesa Costanera a mandate to administer the carrying out the corresponding works covered by a contract between SEGBA and a consortium led by Ansaldo S.p.A., Italy.

In accordance with Law No. 25.561, Decree No. 214/02 and their related regulations, the obligation to pay by Endesa Costanera contained in the contract were “pesified” at the rate of one peso to one dollar, plus a special stabilization coefficient (“CER”), with the original interest rate stated for the obligation.

On January 10, 2003, the Executive National Power dictated Decree No.53/03 that modified Decree No.410/02 by including exceptions to the “pesification” of the obligation to pay sums of money in foreign currency of provinces, municipalities, public and private sector companies to the state government arising from subsidiary or other loans and guarantees, originally financed by multilateral credit organisms or originated in liabilities assumed by the National Treasury and refinanced with foreign creditors.

Endesa Costanera considers that the loan resulting from the contract does not meet any of the assumptions foreseen in Decree No.53/03, plus there are solid arguments for determining the unconstitutionality of that decree as it violates principles of equity and property rights established in the National Constitution.  The maximum contingency that would be produced by complying with the assumption mentioned would, as of December 31, 2008, imply a patrimonial reduction, net of tax effects, of approximately US$19 millions. To date, the Secretary of Energy has presented no complaint against the “pesified” payments made by Endesa Costanera.

d.     Restrictions:

The Company is in compliance with all financial ratios and covenants as of December 31, 2008 and 2007, detailed as follows:

Endesa Chile

The Company must comply with financial covenants and requirements derived from loan agreements with financial institutions.  Some of the more restrictive covenants are summarized as follows:

•      The ratio of consolidated debt to consolidated EBITDA for the four consecutive fiscal quarters does not exceed 4.20;

•      Ratio of consolidated debt to equity plus minority interest to be no greater than 105%;

•      At least 50% of the consolidated assets of Endesa Chile should be regulated assets, i.e. companies whose principal business is the generation, transmission and trade of electric energy;

•      Minimum shareholders’ equity of at least equal to UF 45,000,000.

The covenants dealing with Adjusted Operating Cash Flow, as defined, were eliminated in amendments signed in October 2008.

As is customary in credit agreements and capital market transactions, a substantial portion of Endesa Chile’s indebtedness is subject to cross-default provisions.  If a material default is not cured by applicable grace periods, it could result in a cross-default for Endesa Chile and a significant part of Endesa Chile’s liabilities could become due and payable subject to certain additional condictions.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.                   Commitments and contingencies, continued:

Under the bank facilities entered into between 2004 and 2008, if Endesa Chile’s or any Relevant Subsidiary, as defined for facilities in 2004 and 2006, fails in the payment for an amount in excess of US$ 50 million in any indebtedness with an outstanding principal amount over US$ 50 million, or if any indebtedness of Endesa Chile’s or any Relevant Subsidiary is declared due and payable, lenders representing more than half of the amount outstanding would have the right to declare the loan due and payable.

Similarly, under the Indentures that governs Endesa Chile’s Yankee Bonds, if Endesa Chile’s or any of its Subsidiaries, fails in a payment of any indebtedness with an outstanding principal amount over US$30 million, the Trustee or bondholders representing at least 25% of any given series would have the right to declare the bonds due and payable.

Furthermore, some credit agreements contain provisions such that certain non-payment events, in this company or any of its relevant subsidiaries, such as bankruptcy, insolvency, adverse court rulings and expropriations of assets greater than US$ 50 million, could cause the loan payment schedule to be accelerated

Endesa Costanera S.A.

In virtue of the arrangement in Annex VI-A of the International Public Tender for the Sale of Shares of Endesa Costanera , the domain of Endesa Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of possession.

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

•      Ratio of debt to EBITDA no greater than 3.0;

•      Net equity no less than 690 million Argentine pesos;

•      Third-party debt no greater than US$ 120 million.

Edegel S.A

In accordance contracted debt agreements, Edegel has to comply with the following:

•                  Indebtedness ratio less than 1.50

•                  Interest coverage no less than 3.25

•                  Ebitda less than 4.0

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

29.                               Commitments and contingencies, continued:

The credit agreements do not contain clauses such that changes in the debt rating of these companies would create an obligation to prepay the debt.  However, a change in Standard & Poor’s (S&P) risk classification for debt denominated in foreign currency would produce a change in the applicable margin of syndicated credits subscribed in 2004 and 2006.

30.      Collaterals obtained from third parties:

Endesa Chile

The Company has received certified guarantees from contractors and third parties to guarantee performance and construction to the amount of ThCh$ 127,753,565 as of December 31, 2008 (ThCh$ 39,626,060 in 2007).

Enigesa S.A.

The Company has received documents in guarantee amounting to ThCh$ 28,000 as of December 31, 2008  (ThCh$ 30,492 in 2007).

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.          Foreign currencies:

As of December 31, 2007 and 2008, foreign currency denominated assets and liabilities are as follows:

The note details in which currency assets and liabilities are denominated. Assets and liabilities held by foreign subsidiaries are remeasured in US dollar, which in accordance with BT 64 is the functional currency of foreign subsidiaries, (see Notes 2 (c) and 2 (m))

a.               Assets:

		As of December 31,
Account	Currency	2007	2008
		ThCh$	ThCh$
Cash	Ch$	775,858	2,518,360
	US$	7,557,000	12,464,891
	$ Col	9,862,730	29,219,483
	Soles	2,436,164	9,941,360
	$ Arg	411,574	169,829
	Reales	80,238	202,416

Time deposits	US$	41,191,484	147,358,605
	$ Col	1,133,633	3,538,662
	$ Arg	5,636,434	20,832,077
	Reales	251,349	272,121

Marketable securities	Ch$	5,987	6,120
	US$	270	—
	$ Col	11,215,654	101,223,554

Accounts receivables, net	Ch$	119,672,199	119,542,577
	US$	5,049,323	655,153
	$ Col	48,816,528	56,334,099
	Soles	10,376,092	38,744,669
	$ Arg	46,093,104	61,144,388

Other accounts receivable, net	UF	3,050,769	3,088,979
	Ch$	34,615,202	17,490,502
	US$	12,101,214	379
	$ Col	7,940,836	10,095,369
	Soles	1,000,940	1,385,225
	$ Arg	2,706	636
	Reales	6,677,623	21,526

Accounts receivables from related companies	Ch$	67,641,788	34,964,596
	US$	99,402,822	340,765
	$ Col	20,837,478	26,469,956
	Soles	2,850,724	5,756,833
	Reales	877,458	1,091,811
	$Arg	—	3,638,793

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

a,     Assets, continued:

		As of December 31,
Account	Currency	2007	2008
		ThCh$	ThCh$
Inventory, net	Ch$	41,037,081	20,887,489
	US$	—	862,560
	$ Col	3,588,155	6,559,890
	Soles	10,273,169	13,779,946
	$ Arg	2,043,244	2,196,389

Income taxes recoverable	Ch$	53,229,576	26,865,180
	Reales	6,946	—
	Soles	3,878,141	1,533,714
	$ Col	11,283,834	2,710
	$ Arg	2,257,445	1,285,461

Prepayments	Ch$	599,151	631,262
	US$	766,598	1,269,073
	$ Col	870,110	1,228,349
	Soles	1,728,119	1,146,941
	$ Arg	1,024,869	1,868,617
	Reales	—	—

Deferred income tax	Ch$	2,470,852	3,193,758
	$ Col	670,440	556,894

Other current assets	Ch$	29,640,975	335,890,229
	$ Col,	563,298	247,579
	US$	—	38,901,403
	$ Arg	94,695	1,370,913
	Reales	257	192

Total current assets		733,592,136	1,168,792,283

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

a. Assets, continued

		As of December 31,
Fixed assets	Currency	2007	2008
		ThCh$	ThCh$
Land	Ch$	36,615,093	36,792,316
	$ Col	11,716,184	14,488,148
	Soles	4,144,627	4,874,854
	$ Arg	5,178,453	6,090,827

Construction in progress	Ch$	4,060,158,720	4,257,827,402
	$ Col	1,537,249,609	1,831,810,660
	Soles	548,403,275	635,248,300
	$ Arg	254,990,942	299,916,879

Machinery and equipment	Ch$	16,077,796	16,989,989
	$ Col	13,452,616	11,002,948
	Soles	581,995,628	672,402,667
	$ Arg	635,220,915	780,421,355
	Reales	45,638	86,778

Other fixed assets	Ch$	98,641,051	156,261,748
	$ Col	9,470,564	12,841,652
	Soles	68,453,783	154,221,882
	$ Arg	7,524,720	8,854,929
	Reales	8,069	19,170

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

a. Assets, continued

		As of December 31,
Fixed assets	Currency	2007	2008
		ThCh$	ThCh$
Technical appraisal	Ch$	13,975,667	14,012,301

Accumulated depreciation	Ch$	(1,912,259,700)	(2,025,117,766)
	$ Col	(461,246,525)	(583,634,197)
	Soles	(500,289,068)	(631,889,872)
	$ Arg	(493,355,099)	(632,727,404)
	Reales	(21,788)	(38,631)

Total fixed assets		4,536,151,170	5,040,756,935

		As of December 31,
Other assets	Currency	2007	2008
		ThCh$	ThCh$
Investments in related companies	Ch$	59,613,936	112,902,962
	US$	423,937,093	575,979,746

Investments in other companies	Ch$	3,044,503	3,026,243
	$ Col	1,429,079	1,549,119
	Soles	25,516	30,011

Goodwill	Ch$	3,124,012	3,233,465
	US$	306,341	—
	$ Col	7,301,241	7,648,856

Negative goodwill	Ch$	(13,004,197)	—
	US$	(6,489,231)	(19,135,754)
	Soles	(20,803,821)	(21,956,856)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

a. Assets, continued

		As of December 31,
Other assets	Currency	2007	2008
		ThCh$	ThCh$
Long-term receivables	UF	5,372,914	2,782,676
	Ch$	797,657	1,066,087
	$ Arg	84,527,836	90,841,782
	Soles	—	—

Receivables from Related companies	Ch$	402	—
	US$	—	109,601,626

Other long-term assets	Ch$	19,941,699	23,822,847
	US$	1,470,114	6,280,884
	$ Col	13,181,584	18,186,023
	Soles	395,352	507,849
	$ Arg	12,939,101	16,438,867

Total other assets		597,111,131	932,806,433

		As of December 31,
Total assets by currency	Currency	2007	2008
		ThCh$	ThCh$
	UF	8,423,683	5,871,655
	Ch$	2,736,415,308	3,162,807,667
	US$	585,293,028	874,579,331
	$ Col	1,249,337,048	1,549,369,754
	Soles	714,868,641	885,727,523
	$ Arg	564,590,939	662,344,338
	Reales	7,925,790	1,655,383
Total assets		5,866,854,437	7,142,355,651

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

b.              Current liabilities:

		Within 90 days				91 days to 1 year
		as of December 31, 2007		as of December 31, 2008		as of December 31, 2007		as of December 31, 2008
			Average		Average		Average		Average

Account

	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks and	Ch $	1	0.30%	1,257,314	0.96%	—		—
financial Institutions	US$	8,096,081	6.18%	19,492,411	6.77%	3,630,870	6.90%	3,323,224	20.00%
	$ Col,	17,061,300	11.95%	32,496,501	10.83%	—		—
	$ Arg,	—	—	110,743	17.44%	—	—	12,367,814	16.77%
Current portion of long-term debt	US$	13,621,729	7.15%	6,592,603	8.36%	16,558,914	8.35%	47,751,635	6.04%
due to banks and financial	Soles	30,722,549	5.96%	—	—	—		—
Institutions	$ Arg	—	—	1,267,922	1.75%	2,182,004	1.75%	1,255,391	1.75%
	$ Col,	9,876,398	12.19%	10,407,867	12.13%	—		—
Current portion of	UF	—	—	—	—	3,214,523	5.70%	3,630,353	5.59%
bonds payable	US$	445,250	7.79%	7,075,903	7.98%	248,293,725	7.79%	429,248,909	7.98%
	$ Col	8,665,961	10.97%	101,660,795	10.99%	—		—
	Soles	18,845,439	10.20%	1,093,665	6.87%	—		14,179,344	6.87%
Current portion of long term	US$	13,312,241	7.42%	21,076,678	7.42%	7,847,224	7.42%	5,846,348	7.42%
Payables	$ Arg	1,158,694	—	3,233,122	4.92%	3,180,178		4,924,976	4.92%
Dividends payable	Ch $	3,278,585	—	4,242,444	—	—		—
	$ Col,	21,967,674	—	—	—	—		—
	Soles	79,682	—	75,242	—	—		—
	$ Arg,	293,260	—	287,280	—	—		—
Miscellaneous payables	Ch $	124,265,515	—	157,663,468	—	—		—
	US$	30,404,204	—	7,427,720	—	7,707,945		8,816,356
	Euro	452,058	—	1,928,092	—
	$ Col,	11,452,661	—	21,692,777	—	—		—
	Soles	11,800,108	—	27,312,436	—	—		—
	$ Arg,	24,043,955	—	39,417,816	—	—		—
	Reales	703	—	7,850	—	—		—
Accounts payable	Ch$	5,013,704	—	2,421,666	—	—		—
	US$	260,368	—	1,830,377	—	7,602,818		5,590,469
	$ Col,	9,968,389	—	4,228,213	—	—		—
	Soles	4,559,968	—	1,953,109	—	—		2,230,094
	Reales	1,845	—	1,146	—	—		—
Accounts payable to related	US$	12,012,501	—	—	—	—		—
companies	Ch$	1,489,909	—	3,381,261	—	—		—
	$ Col	3,371,933	—	65,570,261	—	—		—
	Soles	182,804	—	196,553	—	—		—
	$ Arg	87,098	—	15,341,208	—	—		—

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

b,              Current liabilities, continued:

		Scheduled Maturities
		Within 90 days				91 days to 1 year
		As of December 31, 2007		As of December 31, 2008		As of December 31, 2007		As of December 31, 2008
			Average		Average		Average		Average

Account

	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Accrued income	Ch$	—	—	—	—	—	—	—
Provisions	Ch$	1,626,705	—	1,532,845	—	14,298,395		21,562,930
	US$	7,220	—	—	—	—		—
	$ Col	13,745,606	—	8,560,889	—	—		—
	Soles	505,852	—	1,385,844	—	659,048		5,150
	$ Arg	1,315,446	—	693,094	—	—		—
	Reales	—	—	—	—	4,626		4,004
Withholdings	Ch$	11,929,248	—	17,546,571	—	—		—
	$ Col	930,142	—	1,451,703	—	—		—
	Soles	1,958,312	—	2,439,723	—	—		—
	$ Arg	6,908,613	—	9,079,205	—	—		—
	Reales	10,609	—	25,577	—	—		—
Income tax payables	Ch $	—	—	18,628,303	—	—		—
	$ Col	—	—	36,060,621	—	—		—
	$ Arg	8,881,291	—	—	—	99,364
Unearned Revenue	Ch $	—	—	130,000	—	683,953		270,565
Other current liabilities	Ch $	—	—	—	—	63,228		48,677
	US$	—	—	—	—	4,693,031		9,918
	Soles	1,046,372	—	23,668	—	—		—
	$ Arg	94,695	—	1,742,600	—	—		—
Total current liabilities	UF	—	—	—	—	3,214,523		3,630,353
per currency	Ch$	147,603,667	—	206,803,872	—	15,045,576		21,882,172
	US$	78,159,594	—	63,495,692	—	296,334,527		500,586,859
	Euro	452,058	—	1,928,092	—	—		—
	$ Col	97,040,064	—	282,129,627	—	—		—
	Soles	69,701,086	—	34,480,240	—	659,048		16,414,588
	$ Arg	42,783,052	—	71,172,990	—	5,461,546		18,548,181
	Reales	13,157	—	34,573	—	4,626		4,004
Total current liabilities		435,752,678		660,045,086		320,719,846		561,066,157

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

c.               Long-term liabilities, December 31, 2008:

		Scheduled maturity
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account

Currency

Amount

			Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term debt due to banks and financial institutions	US$	378,113,733	4.38%	3,904,972	3.63%	130,283,763	3.63%	—
	Soles	11,951,162	6.60%	—		—		—
	$ Arg	3,765,968	1.75%	—		—		—
	$ Col,			86,523,468	12.13%	—		—

Bonds payable	UF	—		—		—		417,037,961	4.96%
	US$	136,124,562	7.81%	267,309,000	8.13%	133,476,293	8.64%	32,087,263	7.78%
	$ Col,	113,470,139	13.43%	—		119,143,426	12.99%	—
	Soles	23,294,638	6.26%	20,256,208	6.51%	19,911,849	6.44%	5,064,052	6.31%

Long-term notes payable	US$	43,506,787	7.42%	29,192,733	7.42%	—		—
	$Arg	8,389,302		—		—		—

Miscellaneous	UF	—		—		—		171,762
	Ch$	40,190		2,900,655		—		—
	US$	52,693,545		18,447,573		37,743,026		13,261,275

Accrued expenses	Ch$	971,536		835,747		1,975,170		7,209,863
	$ Col	19,272,342		—		—		—
	Reales	107,895

Deferred Taxes	Ch $	39,245,992		8,036,382		34,271,252		53,744,345
	Soles	—		—		47,499,575		—
	$ Arg,	7,982,356		—		—		—

Other long-term liabilities	UF	2,827,536		1,885,024		1,885,027		—
	Ch$	—		—		—		177,836
	US$	3,508,725		3,964,276		—		—
	$Col	4,151,563		—		—		—
	$ Arg,	16,386,042		—		—		—

Total long-term liabilities	UF	2,827,536		1,885,024		1.885.027		417,209,723
per currency	Ch $	40,257,718		11,772,784		36.246.422		61,132,044
	US$	613,947,352		322,818,554		301.503.082		45,348,538
	$ Col	136,894,044		86,523,468		119.143.426		—
	Soles	35,245,800		20,256,208		67.411.424		5,064,052
	$ Arg,	36,523,668		—		—		—
	Reales	107,895		—		—		—

Total long-term liabilities		865,804,013		443,256,038		526,189,381		528,754,357

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

31.                               Foreign currencies, continued:

d.              Long-term liabilities as of  December 31, 2007:

		Scheduled maturity
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account

Currency

Amount

			Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term debt due to banks and financial institutions	US$	128,400,708	7.08%	96,752,423	6.47%	4,205,329	5.75%	—
	Soles	—		—		—		—
	$ Arg	4,336,381	1.75%	1,084,183	1.75%	—		—
	$ Col	—		81,917,505	12.19%	—		—

Bonds payable	UF	—		—		—		202,365,157	5.19%
	US$	351,723,587	8.21%	15,151,168	4.36%	324,667,920	8.44%	127,863,429	7.71%
	$ Col	85,265,053	11.25%	107,429,932	11.29%	112,801,301	10.53%	—
	Soles	23,471,716	6.70%	5,416,549	6.16%	30,693,774	6.43%	9,027,581	6.30%

Long-term notes payable	US$	31,689,213		30,370,899		—		—
	$Arg	6,599,038		—		—		—

Miscellaneous	UF	—		—		—		171,094
	Ch$	10,427,189		3,084,861		—		—
	US$	14,007,119		32,229,617		6,583,442		12,859,010

Accrued expenses	Ch$	1,093,731		868,255		2,065,043		7,321,685
	$ Col	18,989,005		—		—		—

Deferred Taxes	Ch$	31,513,876		6,258,450		31,993,444		34,339,917
	Soles	—		64,655,535		—		—
	$ Arg	4,326,201		—		—		—

Other long-term liabilities	UF	—		—		7,692,617		—
	Ch$	—		—		—		—
	US$	751,276		782,977		—		—
	$Col	5,078,922		—		—		—
	$ Arg	14,317,855		—		—		—

Total long-term liabilities	UF	—		—		7,692,617		202,536,251
per currency	Ch$	43,034,796		10,211,566		34,058,487		41,661,602
	US$	526,571,903		175,287,084		335,456,691		140,722,439
	$ Col	109,332,980		189,347,437		112,801,301		—
	Soles	23,471,716		70,072,084		30,693,774		9,027,581
	$ Arg	29,579,475		1,084,183		—		—

Total long-term liabilities		731,990,870		446,002,354		520,702,870		393,947,873

32.      Sanctions:

The Company and its directors have not been subject of sanctions by the SVS nor by any other administrative authorities.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

33.                               Environment:

During the year ended December 31, 2008, the Company and its domestic and foreign subsidiaries made environmental expenditures of ThCh$3,330,696, which principally corresponds to:

Operating expenses which include: studies, monitoring, follow-up, laboratory analyses, removal and treatment of solid waste in hydroelectric and thermoelectric power plants, which totaled ThCh$2,389,003 expensed during the year. Environmental protection expenses for Hidroeléctrica el Chocón and Endesa Costanera (including environmental monitoring, ISO 14001, the cleaning of hydrocarbon chamber screens, measurement of gas emissions, measurement of Nox and SO2) was equivalent to ThCh$426,422.

The Company capitalized ThCh$515,271for investments in the following projects.

•            Civil works for its Environmental Management System;

•            Replacement and removal of condensers contaminated with PCBs;

•            Adaptation and certification under ISO 9001, ISO 14001 and OHSAS 18001 standards;

•            Air quality studies needed to comply with RCA; and

•            Study and repairs to drainage systems at the Bocamina Power Plant, considered in its Environmental System.

34.                               Subsequent events:

Management is not aware of other significant events that have occurred after year-end and which could affect the presentation of these financial statements.

35.                               Adoption of Internacional Financial Reporting Standards:

In accordance with instructions in Oficio Circular No. 427, issued by the SVS on December 28, 2007, related to the process of adopting International Accounting Standards and International Financial Reporting Standards (IFRS), which complements instructions contained in Oficio Circular No. 384 of February 6, 2007, beginning in 2009, Empresa Nacional de Electricidad S.A. should issue its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The preliminary effects of this change in the Company’s financial statements has been quantified and communicated to the SVS in accordance with the instructions contained in Oficio Circular No. 457 from June 20, 2008.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles:

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

a)              Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2008 was approximately 18.4%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation.  The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to items 17(c)(iv)(A) of the Securities Exchange Commission’s (SEC) rules, and rule 3-20 of the SEC’s regulation S-X, the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

Taxable temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense.  Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled.  A deferred tax liability or asset represents the tax effect of the amount of future deductible expenses for tax purposes or non-deductible expenses for tax purposes, respectively, as a result of temporary differences at the end of the current year.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

As a result of implementing FIN 48, there was no impact on the Company’s financial statements from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

We are potentially subject to income tax audits in numerous jurisdictions in Chile and internationally until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

d)             Staff severance indemnities

As described in Note 2 (r), under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003, under Chilean GAAP, those obligations were calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company, and certain of its subsidiaries, used a real discount rate of 9.5% for the year ended December 31, 2003. Starting January 1, 2004 the Company changed its accounting policy for staff severance indemnities by applying actuarial valuation of the future obligation.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)                          Pension and post-retirement benefits

During 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements No 87, 88, 106 and 132(R)”. This statement required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant SFAS 87 or SFAS 106.

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

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method for accounting for Investment in Common Stock” (“APB No. 18”), the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate inter-company gains and losses and to account for the differences, if any, between the investor’s cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor’s share of change in the investee capital accounts. Furthermore, under Chilean GAAP, the excess of purchase price consideration over the fair value of net assets of equity method investees acquired is recorded as goodwill. Under US GAAP, as investments in equity method investees are initially recorded at cost, goodwill is not shown separately in the financial statements.

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

(vii)                           Adjustment related to capitalized interests. (A)

(viii)                        Adjustment related to regulated assets and liabilities(B)

(ix)                                The deferred income tax effects of adjustments (i) to (viii).

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(A) Under US GAAP, investments accounted for under the equity method are qualifying assets of the investor, if the investee is undergoing activities in preparation for its planned principal operations provided that the investments activities include the use of funds to acquire qualifying assets.

(B) As a result of changes in Brazilian Electricity Laws and Regulations, Endesa Brasil’s subsidiaries, Ampla Energia e Serviços S.A. (AMPLA, ex CERJ) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates remaining costs will be recovered over a period of three years, from the balance date. Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when it is probable that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. Endesa Brasil has recorded deferred regulatory assets, which it expects to pass on to its customers in accordance with and subject to regulatory provisions.

At the end of 2006, the Brazilian National Electric Power Agency (“Agencia Nacional de Energia Eléctrica” —ANEEL) published the Normative Resolution N°234 that established general concepts, methodologies and procedures to carry out the second round of the periodic Tariff review for public concessionaires engaged in the electric distribution sector services. These modifications were incorporated into the regulation issued by ANEEL during the year 2007, which contain the provisional parameters of the fix Tariff model for the following years. According to this, for US GAAP purposes a regulatory liability has been recorded during 2007 in accordance with the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types Regulation”.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(ii)                      Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment on the level of cash-generating units. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2007 and 2008, apart from the impairment of goodwill over the Company’s equity method investee Gas Atacama Holding (see Note 11(f)).

                                    Under US GAAP, goodwill is tested for impairment at least annually on the level of reporting units, which the Company defined to be as operation units. In addition, goodwill is evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The impairment test is performed based on a two-step approach:

1.               The first step is to compare each reporting unit’s fair value with its carrying amount including goodwill. If a reporting units carrying amount (including goodwill) exceeds its fair value, goodwill might be impaired and the second step is required.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A summary of the changes in the Company’s goodwill under US GAAP during the years ended December 31, 2007 and 2008, by segment of operation is as follows:

	Goodwill under US GAAP
	January 1, 2007	Impairment(1)	Currency Translation Adjustment	December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	6,190,361	(104,928)	—	6,085,432
Peru	22,167,247	—	(2,904,058)	19,263,189
Colombia	15,177,737	—	(1,987,920)	13,189,817

Total	43,535,345	(104,928)	(4,891,978)	38,538,438

	Goodwill under US GAAP
	January 1, 2008	Impairment	Currency Translation Adjustment	December 31, 2008
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	6,085,432	—	—	6,085,432
Peru	19,263,189	—	3,393,902	22,657,091
Colombia	13,189,817	—	2,323,956	15,513,773
Total	38,538,438	—	5,717,858	44,256,296

(1) See Note 11 (f).

To perform goodwill impairment tests, the Company determines the fair value of its reporting units based on a valuation model which draws on medium-term planning data that the Company uses for internal reporting and planning purposes. The model uses the discounted cash flow approach and market comparables. The fair value of each reporting unit exceeded its carrying amount as of December 31, 2007 and 2008. During 2007, due to the impairment recorded in the equity investee Gas Atacama Holding (see note 11 (f)), a goodwill impairment test was carried out, testing the goodwill recorded over the investment. As a result of the impairment test, the goodwill recorded over Gas Atacama Holding was impaired during the year ended December 31, 2007.

h)                         Negative goodwill

Under Chilean GAAP, until December 31, 2003 the excess of the carrying value of the net assets acquired in a business combination over the purchase price was recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004. Subsequent to the adoption of Technical Bulletin No. 72 issued by Chilean Association of Accountants, any excess of the fair value of net assets acquired over the purchase price consideration is recorded as negative goodwill and amortized against income over the remaining weighted average useful live of the assets acquired.

Under US GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of the purchase price are allocated proportionately to reduce the values assigned to non-current, non-monetary assets. If the allocation reduces the non-current assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. In addition, under US GAAP, foreign currency translation exchange differences may not be capitalized. The adjustment to reverse out the capitalized interest and exchange differences is shown in paragraph (w) below.

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

Under US GAAP, such results must be included in the consolidated statement of income. As of December 31, 2004 and 2005 and for the years then ended, no company was classified as development-stage company. For the year ended December 31, 2006, the effects of the adjustment are included in paragraph (w) below.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                               Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

.As of December 31, 2006, 2007 and 2008, respectively, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (w) below.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

n)         Creation of Endesa Brasil

As of September 30, 2005, the Brazilian investments of Endesa, S.A. (Spain), the ultimate parent company of Endesa Chile, were reorganized. As a result of this reorganization of entities under common control, a new entity, Endesa Brasil S.A., was created and the total participation of Endesa Chile held in its subsidiary Centrais Electricas Cachoeira Dourada S.A. (CDSA) and in its equity method investee Companhia de Interconexao Energetica S.A. (CIEN) were transferred to this entity in exchange for 38.75% participation in the newly formed company. As of September 30, 2005, the Company deconsolidated CDSA, stopped accounting for CIEN under the equity method and began to account for its participation in Endesa Brasil S.A. under the equity method. The difference between net assets contributed and received generated a difference presented as reserve in equity, as the mentioned transaction represents a reorganization under common control. Although the transaction received the same accounting treatment under both Chilean GAAP and US GAAP, as a result of the existing adjustments to US GAAP in the subsidiaries which were the subject of the reorganization, an incremental adjustment to equity of Endesa Chile was recorded. For the year ended December 31, 2005 the effects of the adjustment are included in paragraph (w) below. This difference was recorded in 2005 and had no effect on years 2006 through 2008.

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

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment” which amounted to a net gain of ThCh$ 1,977,105, a net loss of ThCh$ 13,985,574  and a net gain of ThCh$ 19,154,454 for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

However, in the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Although under US GAAP, certain of the Company’s subsidiaries and equity method investees might have functional currencies different to the measurement currency determined under Chilean GAAP, inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to US GAAP in accordance to the reporting requirements of Form 20-F and as provided by the AICPA International Tak Force..

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

Under US GAAP, if the derivative is designated and qualifies as a fair value hedge, changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized directly in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are reclassified into earnings in the same period during which the hedged item affects earnings. Ineffectiveness, if any, is reflected directly in earnings. Finally, the gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings. If the derivative is not designated as a hedge, or if it does not meet the requirements for hedge accounting under SFAS 133, changes in fair value of the derivative instrument are recorded directly in earnings.

Until December 31, 2004, the Company did not apply hedge accounting to its derivative instruments under US GAAP. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized directly in earnings.  As of and for the years ended December 31, 2006, 2007 and 2008, the Company applied hedge accounting to a portfolio of derivative instruments executed in those years. These instruments were designated as cash flow hedges of variable interest-bearing liabilities with changes in fair value recorded in OCI. Derivative instruments not assigned as hedging instruments were accounted at fair value with changes in fair value recognized directly in earnings. The Company considers hedging instruments to be non-operating derivative financial instruments, whereas commodity and embedded derivative instruments are considered to be operating derivative instruments.

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

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2006, 2007 and 2008 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

Under US GAAP, the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA and Etevensa were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiaries Endesa Costanera S.A. and Edegel S.A.. The difference in property, plant and equipment basis between Chilean GAAP and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

During 2007, the Company’s subsidiaries Betania and Emgesa were merged into a new entity Emgesa (merged entity). (See Notes 11 (e) (i) and 11 (c) (ii)). The merger was materialized through a stock exchange where the Company exchanged the shares it owned in Betania and Emgesa for shares issued by the new entity Emgesa (merged entity). In addition, as a result of the share-exchange, the Company purchased a portion of minority interest from a third party.

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

In addition, the purchase of minority interest to the extent that this minority interest was purchased from an unrelated party shall be accounted for under the purchase method pursuant to SFAS 141, measuring the proportion of assets acquired and proportional liabilities assumed at fair values.

To the extent minority interest was acquired from a related party, the transaction under US GAAP shall be accounted for as a common control transaction, using the pooling-of-interest method and thus book values to reflect the increase in participation, with any difference between purchase price consideration and book value of net assets acquired being recorded in shareholders’ equity.

The effects of:

• Application of the purchase method for the purchase of minority interest from unrelated parties

• Differences resulting from different book values under US GAAP of the assets and liabilities involved are recorded in paragraph (w) below.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

r)          Amortization of bond discount and deferred debt issuance costs

Under Chilean GAAP, the Company amortizes bond discounts and deferred debt issuance costs using the straight-line method over the remaining maturity of the related debt.

Under US GAAP, deferred debt issuance costs and bond discounts have to be amortized using the effective interest method. The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (w) below.

s)         Accounting for asset retirement obligations

In June 2001, the FASB issued Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  The Company adopted SFAS 143 effective January 1, 2003. This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate used for subsequent valuations is the interest rate that was valid at the time the new liability was incurred or when the change in estimate occurred. The change in fair value of the liability due to the passage of tine is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense.  At the same time the standard requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant.

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

s-2:          The effects of re-measuring the liability due to the passage of time during the year ended December 31, 2006, 2007 and 2008 are reflected as accretion expense.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following table shows a reconciliation of the liability for the years ended December 31, 2006, 2007 and 2008 as recorded by the Company:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Balance as of January 1	1,119,470	2,474,938	2,778,202
Cumulative translation adjustment	9,464	(208,626)	344,792
Liabilities incurred in the period	958,261	499,520	—
Accretion expense	387,743	12,370	101,851
Balance as of December 31	2,474,938	2,778,202	3,224,845

t)         Effects of minority interest on the US GAAP adjustments

The Company calculated effects of the participation of the non-controlling shareholders, referred to as minority interest, related to the US GAAP adjustments in the subsidiaries in which it is not the sole shareholder.

u)        Accounting for the Impairment or Disposal of Long-Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business.  This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows.  Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2006, 2007, and 2008 no additional amounts were recorded for impairment under US GAAP.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(v)       Exchange of non-financial assets and acquisition of minority interest

As stated in Note 11 (c) (ii), during 2007, the Company’s subsidiaries in Colombia were subject to a reorganization which involved the purchase of a minority interest portion. Under Chilean GAAP, the transaction was accounted for as a transaction under common control using book values of the involved assets and liabilities, with any differences between net assets given up and net assets received being recorded in other reserves within shareholders’ equity. Under US GAAP, the several steps to materialize the transaction were accounted for as follows:

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)       Effects of conforming to US GAAP:

(i) The reconciliation of reported net income required to conform to US GAAP is as follows:

	Years Ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	221,684,874	209,566,365	442,591,967
Reversal of revaluation of property, plant and equipment (paragraph b)	374,042	459,471	361,699
Effect of application of FAS 109 (paragraph c-1)	10,631,679	10,612,664	10,849,504
Deferred income taxes on US GAAP adjustments (paragraph c-2)	(20,053,791)	(14,847,798)	18,253,336
Investments in related companies (paragraph f)	5,312,681	(25,030,578)	18,117,974
Goodwill (paragraph g)	1,102,713	885,903	1,189,624
Negative goodwill (paragraph h):
h-1: Amortization of negative goodwill	(7,061,329)	(4,772,081)	(5,710,526)
h-2: Depreciation of property, plant and equipment	20,641,843	12,827,936	12,502,939
Capitalized interest and exchange differences (paragraph i):	579,800	560,765	583,015
Accumulated deficit during the development stage (paragraph j)	(354,402)	—	—
Capitalized general and administrative expenses (paragraph l):
l-1: Depreciation of property, plant and equipment	(264,014)	436,384	1,141,988
l-2: Other operating results	1,135,825	857,205	(3,553,938)
Involuntary employee termination benefits (paragraph m)	(24,910)	(20,021)	(22,912)
Derivative instruments (paragraph p)
Operating	5,372,416	6,723,787	(95,107,147)
Non-operating	161,036	—	—
Reorganization of subsidiaries (paragraph q)	(277,091)	(330,981)	(850,767)
Amortization of bond discount and deferred debt issuance costs (paragraph r)	2,031,289	(525,599)	130,177
Accounting for asset retirement obligations (paragraph s)
s-1: Depreciation expense	(16,926)	(26,317)	(210,364)
s-2: Accretion expense	(1,346,004)	(12,370)	(101,851)
Effects of minority interest on the US GAAP adjustments (paragraph t)	8,198,389	225,929	(5,262,380)
Net income in accordance with US GAAP	247,828,120	197,590,664	394,902,338
Other comprehensive income (loss):
(Loss)/gain on hedge of the foreign currency exposure of net investment in foreign operations, net of income tax of ThCh$ 0	3,519,395	(16,276,083)	(2,938,413)
Fair value change of hedging instruments used in cash flow hedges (paragraph p), net of tax (ThCh$ 5,113, ThCh$ 279,385 and ThCh$ 992,972 as of December 31, 2006 2007 and 2008, respectively)	(24,962)	(974,999)	(2,805,100)
Amortization of FAS 158 adjustment (paragraph e)	—	(320,885)	(3,257,941)
Cumulative translation adjustment, net of income tax (ThCh$ 0) (paragraph o)	(3,406,632)	11,479,446	(35,211,803)
Comprehensive income in accordance with US GAAP	247,915,921	191,498,143	350,689,081

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.   Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)      Effects of conforming to US GAAP:

(ii) The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	2,051,922,810	2,364,523,995
Reversal of revaluation of property, plant and equipment (paragraph b):
Property, plant and equipment	(13,942,496)	(13,942,496)
Accumulated depreciation	8,896,095	9,257,794
Effect of application of FAS 109 (paragraph c-1)	(141,426,986)	(132,767,504)
Deferred income taxes on US GAAP adjustments (paragraph c-2)	14,632,335	36,462,114
Investments in related companies (paragraph f)	(39,076,878)	(39,618,459)
Goodwill (paragraph g):
Goodwill, gross	23,316,380	27,007,730
Accumulated amortization	4,490,464	6,366,457
Negative goodwill (paragraph h):
h-1: Negative goodwill	378,291,338	444,941,128
h-1 Accumulated amortization of negative goodwill	(337,994,089)	(403,848,518)
h-2: Property, plant and equipment	(534,390,191)	(628,542,477)
h-2: Accumulated depreciation of property, plant and equipment	217,689,844	270,039,527
Capitalized interest and exchange differences (paragraph i):
Property, plant and equipment	(23,693,432)	(24,805,886)
Accumulated depreciation of property, plant and equipment	2,395,389	3,145,273
Minimum dividend (paragraph k)	(41,854,616)	(87,036,762)
Capitalized general and administrative expenses (paragraph l):
l-1: Property, plant and equipment	(36,725,268)	(31,739,969)
l-1: Accumulated depreciation of property, plant and equipment	12,828,351	10,562,193
l-2: Other assets	1,304,624	(5,088,418)
Involuntary employee termination benefits (paragraph m)	19,481	—
Derivative instruments (paragraph p)	19,960,522	(81,439,504)
Reorganization of subsidiaries (paragraphs q and v)	22,897,153	26,080,553
Amortization of bond discount and deferred debt issuance costs (paragraph r)	1,505,690	1,635,867
Accounting for asset retirement obligations, net (paragraph s)	(1,686,464)	(2,255,037)
Effects of minority interest on the US GAAP adjustments (paragraphs t and v)	149,596,816	156,786,145
Shareholders’ equity in accordance with US GAAP	1,738,956,872	1,905,723,746

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(w)      The changes in shareholders’ equity in US GAAP as of each year-end are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Shareholders’ equity in accordance with US GAAP — January 1,	1,531,175,758	1,688,863,827	1,738,956,872

Dividends paid during the year	(80,482,398)	(116,403,414)	(138,740,061)
Reversal of minimum dividends as of previous balance sheet date	27,501,903	33,090,665	41,854,616
Minimum dividend current period(paragraph k)	(33,090,665)	(41,854,616)	(87,036,762)
Cumulative translation adjustment	(3,406,632)	11,479,446	(35,211,803)
Reorganization under common control	(7,515,141)	(16,237,733)	—
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	3,519,395	(16,276,083)	(2,938,413)
Fair value change of hedging instruments used in cash flow hedges	(24,962)	(974,999)	(2,805,100)
Amortization of FAS 158 adjustment Endesa Brasil	3,358,448	(320,885)	(3,257,941)
Net income in accordance with US GAAP for the year	247,828,121	197,590,664	394,902,338
Shareholders’ equity in accordance with US GAAP — December 31,	1,688,863,827	1,738,956,872	1,905,723,746

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated

36.       Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

II.        Additional Disclosure Requirements:

a)   Basic and diluted earnings per share:

	Year ended December 31,
	2006	2007	2008
	Ch$	Ch$	Ch$

Chilean GAAP earnings per share	27.03	25.55	53.96

US GAAP basic and diluted earnings per share	30.22	24.09	48.15

Weighted average number of common shares outstanding (000’s)	8,201,755	8,201,755	8,201,755

There are no requirements to provide earnings per share disclosures under Chilean GAAP. The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective consolidated net income by the weighted average number of common shares outstanding during the year.  The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities or stock options outstanding.  Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

b)        Income taxes:

The (provision) benefit for income taxes (charged)/credited to the results of operations determined in accordance with US GAAP is as follows:

	Year ended December 31, 2006
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(46,921,023)	(4,742,923)	(19,436,225)	(45,173,267)	(116,273,438)
Deferred income taxes as determined under Chilean GAAP	(27,799,918)	(11,021,986)	(13,227,744)	15,274,862	(36,774,786)
Total income tax provision under Chilean GAAP	(74,720,941)	(15,764,909)	(32,663,969)	(29,898,405)	(153,048,224)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	6,756,518	—	3,875,162	—	10,631,679
Deferred tax effect of adjustment to US GAAP	(7,370,802)	(3,276,230)	(7,529,059)	(1,877,701)	(20,053,791)
Total US GAAP adjustments	(614,284)	(3,276,230)	(3,653,897)	(1,877,701)	(9,422,112)
Total income tax provision under US GAAP	(75,335,225)	(19,041,139)	(36,317,866)	(31,776,106)	(162,470,336)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.       Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Year ended December 31, 2007
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(36,183,942)	(11,044,121)	(16,413,847)	(23,483,772)	(87,125,682)
Deferred income taxes as determined under Chilean GAAP	(27,928,032)	(2,804,049)	(5,411,988)	(237,549)	(36,381,618)
Total income tax provision under Chilean GAAP	(64,111,974)	(13,848,170)	(21,825,835)	(23,721,321)	(123,507,300)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	6,925,184	—	3,687,480	—	10,612,664
Deferred tax effect of adjustment to US GAAP	(7,930,705)	(88,617)	(6,915,613)	87,136	(14,847,799)
Total US GAAP adjustments	(1,005,521)	(88,617)	(3,228,133)	87,136	(4,235,135)
Total income tax provision under US GAAP	(65,117,495)	(13,936,787)	(25,053,968)	(23,634,185)	(127,742,435)

	Year ended December 31, 2008
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income tax as determined under Chilean GAAP	(75,505,083)	(5,165,428)	(18,021,670)	(65,670,820)	(164,363,001)
Deferred income taxes as determined under Chilean GAAP	(35,680,126)	(684,821)	3,959,949	5,210,616	(27,194,382)
Total income tax provision under Chilean GAAP	(111,185,209)	(5,850,249)	(14,061,721)	(60,460,204)	(191,557,383)

US GAAP adjustments:
Deferred tax effect of applying SFAS 109	6,819,286	—	4,030,218	—	10,849,504
Deferred tax effect of adjustment to US GAAP	11,852,242	(104,453)	5,381,763	1,123,784	18,253,336
Total US GAAP adjustments	18,671,528	(104,453)	9,411,981	1,123,784	29,102,840
Total income tax provision under US GAAP	(92,513,681)	(5,954,702)	(4,649,740)	(59,336,420)	(162,454,543)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Deferred tax assets and liabilities in accordance with US GAAP as of each balance sheet date are as follows:

	As of December 31,
	2007		2008
	ThCh$	ThCh$	ThCh$	ThCh$
	Short-term	Long-term	Short-term	Long-term
Deferred income tax assets
Property, plant and equipment	—	113,363,564	—	129,713,211
Prepaid income	113,864	984,081	41,587	890,862
Derivative contracts	—	240,811	—	14,680,973
Vacation accrual	596,896	—	615,518	—
Tax losses (1)	—	25,598,038	—	17,238,948
Contingencies	1,232,981	2,973,347	1,997,148	5,213,711
Accounts receivables	430	7,918,695	36	9,313,978
Provision for employee obligations	526,649	969,748	539,469	641,657
Provision for spare parts	—	1,574,685	—	1,515,433
Other	670,472	795,195	556,894	947,558
Valuation allowance	—	(7,121,370)	—	(7,934,959)
Total deferred income tax assets	3,141,292	147,296,794	3,750,652	172,221,372

Deferred income tax liabilities
Property, plant and equipment	—	(407,065,383)	—	(421,759,173)
Severance indemnities	—	(1,073,384)	—	(984,623)
Derivative contracts	—	(3,515,490)	—	—
Finance costs	—	(15,354,890)	—	(14,612,551)
Capitalized interest on construction	—	(4,311,595)	—	(4,041,198)
Capitalized cost of studies	—	(9,758,104)	—	(7,659,391)
Capitalized spare parts used	—	(878,155)	—	(807,175)
Bonds discount	—	(512,568)	—	(2,566,113)
Leasing	—	(1,153,164)	—	(429,069)
Earned exigible	—	—	—	(3,279,627)
Investment in Argentina	—	(361,853)	—	(332,227)
Other	—	(3,194,282)	—	(2,835,517)

Total deferred income tax liabilities	—	(447,178,868)	—	(459,306,664)

Net deferred tax balance	3,141,292	(299,882,074)	3,750,652	(287,085,292)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Changes in the amount of deferred tax asset valuation allowance are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Balance as of January 1,	(34,224,655)	(7,121,369)
Cumulative translation adjustment	2,577,698	—
Decrease of valuation allowance	28,333,096	261,874
Increase of valuation allowance	(3,807,509)	(1,075,464)
Balance as of December 31,	(7,121,370)	(7,934,959)

(1) Accumulated tax losses by country as of December 31, 2007 and 2008 are as follows:

	December 31, 2007		December 31, 2008
	Amount	Year of expiration	Amount	Year of expiration
	ThCh$		ThCh$
Chile	150,426,168	Do not expire	95,139,241	Do not expire
Argentina	5,135,700	2012	3,033,183	2012
Total	155,561,868		98,172,424

Tax losses applied against taxable income in the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Chile	1,721,585	8,414,145	53,487,352
Argentina	32,787,955	2,584,247	2,475,552
Colombia (A)	1,356,230	81,203,538	—
Total	35,865,770	92,201,930	55,962,904

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

Tax jurisdiction	Tax Years Subject to Examination

Chile	2006-2008
Argentina	2004-2008
Colombia	2003-2008
Peru	2005-2008

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	2006
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(53,021,097)	(5,771,317)	(7,777,946)	(14,891,475)	(81,461,835)
Effect of differences in foreign tax rates	—	(6,110,806)	(7,549,183)	(18,833,336)	(32,493,325)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(4,208,860)	(7,123,287)	—	14,883,510	3,551,363
Non-taxable items	17,282,463	3,214,389	1,876,428	799,428	23,172,708
Non-deductable items	(40,486,087)	(2,262,296)	(21,035,651)	(14,790,955)	(78,574,989)
Prior year income tax	4,929,566	—	—	—	4,929,566
Effect of change in valuation allowance	(244,649)	—	—	(68,017)	(312,666)
Other	413,439	(987,822)	(1,831,513)	1,124,738	(1,281,158)
Tax benefit (expense) at effective tax rate	(22,314,128)	(13,269,822)	(28,539,919)	(16,884,632)	(81,008,501)
Total income tax under US GAAP	(75,335,225)	(19,041,139)	(36,317,865)	(31,776,107)	(162,470,336)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2007
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(37,327,601)	(10,262,869)	(4,675,443)	(13,645,583)	(65,911,496)
Effect of differences in foreign tax rates	—	(10,866,567)	(3,635,743)	(13,645,583)	(28,147,893)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(14,683,516)	1,195,126	(15,613)	—	(13,504,003)
Non-taxable items	30,712,158	20,349,026	1,504,791	7,436,233	60,002,208
Non-deductable items	(41,043,177)	(14,351,503)	(17,380,903)	(31,834,585)	(104,610,168)
Prior year income tax	815,665	—	—	—	815,665
Effect of change in valuation allowance	(3,083,617)	—	—	27,609,204	24,525,587
Other	(507,406)	—	(851,057)	446,128	(912,335)
Tax benefit (expense) at effective tax rate	(27,789,893)	(3,673,918)	(20,378,525)	(9,988,603)	(61,830,939)
Total income tax under US GAAP	(65,117,494)	(13,936,787)	(25,053,968)	(23,634,186)	(127,742,435)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	2008
	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At Chilean statutory income tax rate (17%)	(73,795,785)	45,302	(9,631,065)	(41,339,110)	(124,720,658)
Effect of differences in foreign tax rates	—	47,968	(7,408,573)	(38,907,397)	(46,268,002)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(33,707,683)	(4,067,279)	3,884,083	—	(33,890,879)
Non-taxable items	57,644,575	1,020,637	18,253,536	21,781,879	98,700,627
Non-deductable items	(38,270,603)	(3,001,330)	(9,516,364)	(2,197,568)	(52,985,865)
Prior year income tax	(2,646,991)	—	—	1,325,776	(1,321,215)
Effect of change in valuation allowance	(813,590)	—	—	—	(813,590)
Other	(923,604)	—	(231,357)	—	(1,154,961)
Tax benefit (expense) at effective tax rate	(18,717,896)	(6,000,004)	4,981,325	(17,997,310)	(37,733,885)
Total income tax under US GAAP	(92,513,681)	(5,954,702)	(4,649,740)	(59,336,420)	(162,454,543)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The following table breaks down income before income taxes in according with US GAAP by country as of December 31, 2006, 2007 and 2008, respectively.

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Chile	332,540,020	178,408,134	293,682,319
Argentina	12,661,752	40,739,351	7,993,345
Peru	46,671,905	25,917,475	12,509,983
Colombia	18,424,781	80,268,138	243,171,234
Total	410,298,458	325,333,098	557,356,881

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Consistent with US GAAP reporting requirements of financial information reviewed by the chief operating decision maker, the following segment information presented has been determined in accordance with Chilean GAAP.

The Company’s reportable segments as of December 31, 2006, 2007 and 2008 and for the years then ended are as follows:

	Chile	Argentina	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2006
Total revenues	771,573,659	275,339,184	196,703,561	320,261,513	1,563,877,917
Depreciation and amortization	92,846,993	40,397,968	33,748,623	39,338,172	206,331,756
Operating income	341,274,149	41,894,566	64,952,970	141,905,347	590,027,032

Long lived assets (net) (1)	2,779,538,622	503,790,707	855,050,764	1,322,416,025	5,460,796,117
2007
Total revenues	1,063,473,049	288,520,482	182,275,513	346,394,671	1,880,663,715
Depreciation and amortization	101,117,464	40,252,871	35,559,548	34,551,193	211,481,076
Operating income	372,489,414	24,522,466	50,105,261	174,516,839	621,633,980

Long lived assets (net) (1)	2,737,598,666	416,608,770	725,531,236	1,131,625,766	5,011,364,438
2008
Total revenues	1,398,349,419	352,943,348	247,075,160	493,220,746	2,491,588,673
Depreciation and amortization	112,302,917	52,999,737	44,822,815	42,212,546	252,338,015
Operating income	557,021,626	19,001,456	54,371,898	262,965,400	893,360,380

Long lived assets (net) (1)	3,071,802,661	470,209,466	872,247,718	1,309,586,251	5,723,846,096

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.                 Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

A summary of activities presented in accordance with Chilean GAAP by geographic area is as follows:

	Revenues			Long-lived assets
	Year ended December 31,			As of December 31,
	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile (1)	771,573,658	1,063,473,048	1,398,349,419	2,737,598,666	3,071,802,661
Argentina	275,339,184	288,520,482	352,943,348	416,608,770	470,209,466
Colombia	320,261,513	346,394,671	493,220,746	1,131,625,766	1,309,586,251
Peru	196,703,561	182,275,513	247,075,160	725,531,236	872,247,718
Total	1,563,877,916	1,880,663,714	2,491,588,673	5,011,364,438	5,723,846,096

(1) The Chile segment includes assets not assigned to specific segments (such as corporate headquarter)

During the years ended December 31, 2006, 2007 and 2008, revenues from Chile include revenues from energy sales to Chilectra, a related company (see Note 6), which exceeded 10% of total consolidated revenues. The revenues derived from energy sales to Chilectra amounted to ThCh$ 177,439,565, ThCh$ 203,075,567 and ThCh$ 255,452,943, respectively.

d)            Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single financial institution. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

The only customer which accounted for more than 10% of revenues for the years ending December 31, 2006, 2007 and 2008, respectively was Chilectra S.A., subsidiary of the Company’s parent company Enersis S.A. , transactions with which represented a participation in consolidated revenues amounted to 12.3%, 11.76% and 10.25% for the years ended December 31, 2006, 2007 and 2008, respectively.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.   Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

e)            Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

As of December 31, 2008
ThCh$

2009	728,293,518
2010	235,468,138
2011	333,385,007
2012	129,709,959
2013	316,951,240
2014 and thereafter	967,292,935
Total	2,711,100,797

f)              Disclosure regarding interest capitalization under US GAAP:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Interest cost incurred	207,544,446	197,286,997	199,336,228
Interest capitalized	6,470,434	3,958,101	4,491,144

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

g)           Cash flow information

The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flows under US GAAP as marketable securities under Chile GAAP qualify as cash equivalents, whereas under US GAAP they are classified as available-for-sale securities (see Note 36 (q)):

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Operating cash flow Chile GAAP and US GAAP	491,343,985	457,211,199	866,784,202

Cash flow investing activities Chile GAAP	(239,183,906)	(344,335,795)	(278,088,592)

Differences between Chilean GAAP and US GAAP: Purchase of marketable securities during period	(6,114,033)	(11,215,653)	—

Sale of marketable securities during period	2,234,235	6,114,033	11,215,653

Cash flow investing activities US GAAP	(243,063,704)	(349,437,415)	(266,872,939)

Cash flow financing activities Chile GAAP and US GAAP	(159,258,410)	(160,000,503)	4,989,328

Net cash flow	89,021,871	(52,226,719)	604,900,591

Effect of inflation and foreign exchange differences (1)	(8,177,113)	(24,788,508)	(1,291,363)

Total change of cash and cash equivalent	80,844,758	(77,015,227)	603,609,228

Cash equivalent at the beginning of the period	94,927,276	175,772,034	98,756,807
Cash equivalent at the end of the period	175,772,034	98,756,807	702,366,035

The reconciliation of cash and cash equivalents from Chilean GAAP to US GAAP as of December 31, 2006, 2007 and 2008 is as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash and cash equivalents under Chilean GAAP	181,886,067	109,972,460	702,366,035
Elimination of marketable securities	(6,114,033)	(11,215,653)	—
Cash and cash equivalents under US GAAP	175,772,034	98,756,807	702,366,035

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash	24,977,853	21,123,564	54,516,339
Time deposits repurchase agreements and marketable securities	150,794,182	77,633,243	647,849,696
Total cash and cash equivalents under US GAAP	175,772,035	98,756,807	702,366,035

Additional disclosures required under US GAAP are as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Interest paid during the year, net of amount capitalized	201,033,174	207,151,327	194,809,595
Income taxes paid during the year	88,905,025	93,930,646	102,417,837

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

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Foreign exchange losses	(10,537,144)	(25,731,783)	(18,474,479)
Effects of inflation	2,360,032	943,273	17,183,116
Effect of inflation and foreign exchange differences	(8,177,112)	(24,788,510)	(1,291,363)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.     Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

h)             Fair value measurements and the fair value option

i) Disclosures about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2007 and 2008 for which it is practicable to estimate that value:

•  Cash

The fair value of the Company’s cash is equal to its carrying value.

•  Time deposits, repurchase agreements, marketable securities, short-term receivables and payables

The fair value of time deposits, repurchase agreements, marketable securities, short-term receivables and payables approximates carrying value due to their relatively short-term nature.

•  Long-term receivables

The fair value of long-term receivables was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities The carrying values of these receivables approximate their fair values since they are tied to floating rates.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.     Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The estimated fair values of the Company’s financial instruments compared to US GAAP carrying amounts are as follows:

	As of December 31,
	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	21,123,564	21,123,564	54,516,339	54,516,339
Time deposits	48,212,900	48,212,900	172,001,465	172,001,465
Marketable securities	11,221,911	11,221,911	101,229,674	101,229,674
Repurchase agreements	29,420,347	29,420,347	374,618,557	374,618,557
Current receivables, net	230,007,246	230,007,246	276,420,886	276,420,886
Other receivables, net	65,389,290	65,389,290	32,082,616	32,082,616
Long term receivables	90,698,407	90,698,407	94,690,545	94,690,545
Derivative contracts (Assets)	42,942,294	42,942,294	—	—
Accounts payable	(210,127,149)	(210,127,149)	(264,266,515)	(264,266,515)
Debt, notes payable and bonds payable	(2,187,945,927)	(2,423,821,069)	(2,711,100,797)	(3,106,538,403)
Derivative contracts (Liabilities)	(22,981,772)	(22,981,772)	(81,469,101)	(81,469,101)

ii)  Fair value hierarchy

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. FSP FAS 157-2 delayed the effective date for all nonfinancial

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The following section describes the valuation methodologies we use to measure different financial instruments at fair value.

Derivatives

The derivatives portfolio is entirely over-the-counter (OTC), their measurement is estimated using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. Also, these estimates consider assumptions for the Company’s own credit risk and the respective counter party credit risk. Level 2 derivative assets and liabilities primarily include certain over-the-counter, collar and swap contracts.

The embedded derivative liabilities included in Level 2 represent to derivative contracts corresponding to foreign currency.

		Fair Value Measurements at Reporting Date Using
(thousands of Ch$)	December 31, 2008	Level 1	Level 2	Level 3
Assets
Financial Derivatives	—	—	—	—
Embedded Derivative	—	—	—	—
Total assets

Liabilities
Financial Derivatives	(7,322,437)	—	(7,322,437)	—
Embedded Derivative	(74,146,664)	—	(74,146,664)	—
Total liabilities	(81,469,101)	—	(81,469,101)	—

iii)  Fair value option

Effective January 1, 2008, the Company adopted SFAS No. 159, which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with US GAAP.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

The following is a summary of the Company’s adjustments in consolidated companies to other assets and liabilities related to the fair values for all identified derivative contracts as of December 31, 2007 and 2008.

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Embedded derivatives - assets	42,942,294	—
Embedded derivatives - liabilities	(21,981,811)	(74,146,664)
Financial derivatives - liabilities	(999,961)	(7,292,840)
Total derivative adjustment (paragraph I p)	19,960,522	(81,439,504)
Effects of minority interest (paragraph I t)	154,134	2,253,801
Deferred tax effects (paragraph I c)	(3,274,681)	14,680,973
Net effect of adjustment	16,839,975	(64,504,730)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between  and United States Generally Accepted Accounting Principles, continued:

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

Embedded Derivative Contracts

The Company enters into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2006, 2007 and 2008 corresponded to foreign currency and indexation features embedded in leases, service type contracts and notes payable.

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

Gains (losses) related to debt designated as hedges of Ch$ (15.7) billion, Ch$  122.7 billion and Ch$ 152.5 billion were included in the cumulative translation adjustment for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company also uses short duration forward foreign currency contracts, swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.     Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

As a result of the foregoing hedging policies, the Company uses cash flow hedges primarily.  The exchange and interest rate hedging policies convert variable cash flows into fixed cash flows.  As of December 31, 2008, the maximum amount of time over which future cash flows are hedged is approximately 5 years, which corresponds to interest rate swaps  with a notional value of US$ 131.2 million and a negative fair value of  US$ 7.8 million.

Under US GAAP, for the years ended December 31, 2006, 2007 and 2008, the derivative portfolio for the Endesa Chile Group is the follows:

			Year ended December 31,
			(in thousands of Ch$)
			2006		2007		2008
Accounting	Risk	Derivative	Notional	Fair	Notional	Fair	Notional	Fair
Classification	Hedged	Instrument	Value	Value	Value	Value	Value	Value
Cash Flow Hedge	Exchange	CCS	77,834,487	186,803	67,639,151	(4,220,683)	—	—
	Interest Rate	Collar	62,267,589	—	54,111,321	(757,558)	63,645,000	(2,326,526)
	Interest Rate	Swap	56,040,830	622,676	45,507,621	(757,558)	83,493,754	(4,995,911)

		Total	196,142,906	809,479	167,258,093	(5,735,799)	147,138,754	(7,322,437)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.     Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

The Company performs tests on a quarterly basis in order to measure the effectiveness level of its accounting hedge, which may be either a cash flow or fair value hedge.  Test results for 2006, 2007 and 2008 revealed that the ineffective portion of our hedging contracts were immaterial.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.       Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(i)         The most significant reclassifications from other non-operating income under Chilean GAAP to other operating income as classified under US GAAP but calculated in accordance with Chilean GAAP, are presented as follow:

	Years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Other non-operating income under Chilean GAAP	35,049,741	19,510,858	79,232,845
Gain on sale of fixed assets	3,888,814	489,269	505,774
Reversal of contingency provision	10,165,978	957,033	587,086
Energy and power settlement	5,944,656	7,035,141	20,927,728
Indemnities and commissions	9,335,126	2,344,556	2,083,493
Recovery of expenses and clients’ portfolio	1,027,210	2,582,587	3,114,376
Gains on service and other contracts	637,983	231,726	850,757
Total reclassifications	30,999,767	13,640,312	28,069,214
Total other non-operating income as classified under US GAAP but calculated in accordance with Chilean GAAP	4,049,974	5,870,546	51,163,631

(ii)        The most significant reclassifications from other non-operating expenses under Chilean GAAP to other operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP, are presented as follow:

	Years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Other non-operating expenses under Chilean GAAP	50,956,196	92,838,176	80,093,958
Loss on sale of fixed assets	203,035	76,577	716,437
Retirement benefits and severance indemnities	1,256,576	850,243	871,549
Board of directors compensation	281,826	295,592	216,168
Contingencies and litigation	9,608,563	13,207,932	8,315,954
Energy and power settlement	7,680,162	9,260,626	28,883,052
Costs of sales of materials and fixed assets	652,428	—	—
Obsolescence provision of fixed assets	—	—	1,327,027
Total reclassifications	19,682,590	23,690,970	40,330,187
Total other non-operating expenses as classified under US GAAP but calculated in accordance with Chilean GAAP	31,273,606	69,147,206	39,763,771

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.       Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(iii)      The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	Years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Sales	1,563,877,917	1,880,663,714	2,491,588,673
Costs of sales	(910,584,538)	(1,190,821,523)	(1,631,202,525)
Selling, general and administrative expenses	(65,167,847)	(63,511,027)	(91,957,537)
Other operating income, net	30,999,768	13,640,314	28,069,214
Operating income	619,125,300	639,971,478	796,497,825
Non-operating income and expenses, net	(194,421,243)	(211,069,659)	(184,967,169)
Income taxes	(162,470,336)	(127,742,433)	(162,454,543)
Minority interest	(68,889,949)	(67,155,043)	(185,948,786)
Equity participation in income of related companies, net	54,484,348	(36,413,679)	131,775,011
Income from continuing operations	247,828,120	197,590,664	394,902,338
Net income	247,828,120	197,590,664	394,902,338
Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	3,519,395	(16,276,083)	(2,938,413)
Cumulative translation adjustment	(3,406,632)	11,479,446	(35,211,803)
Amortization of FAS 158 adjustment Endesa Brasil	—	(320,885)	(3,257,941)
Fair value change in hedging instruments	(24,962)	(974,999)	(2,805,100)
Comprehensive income	247,915,921	191,498,143	350,689,081

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

The following are condensed consolidated balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Current assets	733,592,136	1,168,792,283
Property, plant, and equipment	7,318,560,854	8,242,184,338
Accumulated depreciation of property, plant and equipment	(3,125,362,499)	(3,580,403,083)
Property, plant, and equipment, net	4,193,198,355	4,661,781,255
Goodwill, net	38,538,438	44,256,508
Other assets	617,480,386	1,045,043,105
Total assets	5,582,809,315	6,919,873,151

Current liabilities	798,307,660	1,308,148,005
Long-term liabilities	2,229,326,462	2,670,070,921
Minority interest	816,218,320	1,035,930,479
Shareholders’ equity	1,738,956,874	1,905,723,746
Total liabilities and shareholders’ equity	5,582,809,316	6,919,873,151

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

k)       Employee Benefit Plans

Endesa Chile and its subsidiaries sponsor various benefit plans for its current and retired employees.  A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued liabilities” short and long-term is calculated in accordance with the policy set forth in Note 2 (r), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 6.5% for the years ended December 31, 2006, 2007 and 2008, respectively, and an estimated average service period based on the years of services for the Company.

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

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

The Company has recognized liabilities related to supplementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under US GAAP pension and post-retirement employee benefits have been accounted for in accordance with SFAS 87 and SFAS 106.  The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph I (w), above.  The following data are presented in accordance with US GAAP for the Company’s post-retirement benefit plans.

	Pensions Benefits		Other Benefits
	Foreign		Chilean		Foreign
	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$

Changes in benefit obligations
Obligations as of January 1	(21,366,320)	(19,909,456)	(11,797,008)	(10,805,095)	(1,995,194)	(1,755,108)
Foreign exchange effect	923,841	(1,119,387)	—	—	86,207	(98,679)
Net periodic expense	(1,779,189)	(2,349,594)	(1,612,499)	(1,857,860)	(30,900)	(273,321)
Benefits paid	2,312,212	2,527,316	2,604,412	1,549,588	184,779	202,686
Projected benefit obligation as of December 31	(19,909,456)	(20,851,121)	(10,805,095)	(11,113,367)	(1,755,108)	(1,924,422)

Funded Status of the Plans
Projected benefit obligation	(19,909,456)	(20,851,121)	(10,805,095)	(11,113,367)	(1,755,108)	(1,924,422)
Fair value of plan assets	—	—	—	—	—	—
Funded status	(19,909,456)	(20,851,121)	(10,805,095)	(11,113,367)	(1,755,108)	(1,924,422)
Unrecognized net loss	—	—	—	—	—	—
Net amount recognized	(19,909,456)	(20,851,121)	(10,805,095)	(11,113,367)	(1,755,108)	(1,924,422)

Accumulated benefit obligation	(19,909,456)	(20,851,121)	(10,805,095)	(11,113,367)	(1,755,108)	(1,924,422)

	Pension Benefits
	Foreign
	2006 ThCh$	2007 ThCh$	2008 ThCh$

Assumptions as of December 31
Weighted-average discount rate	10.4%	9.8%	10.19%
Weighted-average salary increase	5.3%	4.8%	5.15%
Weighted-average return on plan assets	—	—	—

Components of net periodic Benefits expenses
Service cost	(63,747)	(67,927)	(79,486)
Interest cost	(2,274,546)	(1,974,961)	(1,940,364)
Expected return on assets	—	—	—
Actuarial gain (loss)	102,146	263,701	(329,744)
Net periodic expenses	(2,236,147)	(1,779,189)	(2,349,594)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

	Other Benefits
	Chilean			Foreign
	2006	2007	2008	2006	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Assumptions as of December 31
Weighted-average discount rate	6.50%	6.50%	6.50%	10.40%	9.8%	10.19%
Weighted-average salary increase	3.50%	3.50%	3.50%	5.30%	4.8%	5.15%

Components of net periodic Benefits expenses
Service cost	(145,306)	(8,098)	(314,289)	(5,614)	(5,831)	(5,787)
Interest cost	(966,204)	(333,262)	(767,291)	(217,600)	(189,164)	(171,992)
Expected return on assets	—	—	—	—	—	—
Actuarial gain (loss)	(679,368)	(1,271,139)	(776,280)	75,958	164,095	(95,542)
Net periodic expenses	(1,790,878)	(1,612,499)	(1,857,860)	(147,256)	(30,900)	(273,321)

The following is a schedule of the estimated pay-out of pension benefits in each of the next five years and thereafter:

As of December 31, 2008
ThCh$

2009	3,541,674
2010	3,151,493
2011	3,049,922
2012	2,479,174
2013	2,197,969
Thereafter	19,468,678
Total	33,888,910

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

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

The following represents accumulated other comprehensive income balances as of December 31, 2006, 2007 and 2008 (in thousands of constant Chilean pesos as of December 31, 2008).

	2006
	Foreign currency translation adjustment related to Chilean entities	Chilean GAAP cumulative translation adjustment related to foreign subsidiaries	Effect of US GAAP adjustments on cumulative translation adjustment	Application of FAS 158 Endesa Brasil (See note 36 I e)	Fair value change of financial instruments used in cash-flow hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(41,432,193)	(35,267,975)	59,348,015	—	(161,037)	(17,513,190)
Credit (charge) for the period	3,519,395	1,977,106	(5,383,738)	3,358,448	(24,962)	3,446,249
Ending balance	(37,912,798)	(33,290,869)	53,964,277	3,358,448	(185,999)	(14,066,941)

	2007
	Foreign currency translation adjustment related to Chilean entities	Chilean GAAP cumulative translation adjustment related to foreign subsidiaries	Effect of US GAAP adjustments on cumulative translation adjustment	FAS 158 Endesa Brasil (See note 36 I e)	Fair value change of financial instruments used in cash- flow hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(37,912,798)	(33,290,869)	53,964,277	3,358,448	(185,999)	(14,066,941)
Credit (charge) for the period	(16,276,083)	(13,985,574)	25,465,020	(320,885)	(974,999)	(6,092,521)
Ending balance	(54,188,881)	(47,276,443)	79,429,297	3,037,563	(1,160,998)	(20,159,462)

	2008
	Foreign currency translation adjustment related to Chilean entities	Chilean GAAP cumulative translation adjustment related to foreign subsidiaries	Effect of US GAAP adjustments on cumulative translation adjustment	FAS 158 Endesa Brasil (See note 36 I e)	Fair value change of financial instruments used in cash- flow hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(54,188,881)	(47,276,443)	79,429,297	3,037,563	(1,160,998)	(20,159,462)
Credit (charge) for the period	(2,938,413)	19,154,457	(54,366,260)	(3,257,941)	(2,805,100)	(44,213,257)
Ending balance	(57,127,294)	(28,121,986)	25,063,037	(220,378)	(3,966,098)	(64,372,719)

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

m)     Other Intangible assets

The Company’s other intangible assets were ThCh$ 27,505,392 and ThCh$ 34,277,280 and the related accumulated amortization was ThCh$ (10,776,596) and ThCh$ (14,465,911) as of December 31, 2007 and 2008, respectively. All of the Company’s other intangible assets are subject to amortization and there is no difference between Chilean and US GAAP in their carrying amount or amortization method. The Company expects to amortize approximately ThCh$ 1,665,042, ThCh$ 1,522,883, ThCh$ 1,270,176 and ThCh$ 1,125,406 of intangible assets in 2009, 2010, 2011 and 2012, respectively.

As acquisitions and disposals, as well as fluctuations of exchange rates occur in the future, actual amounts to be recorded as amortization in future years may vary.

n)        Investments in related companies

The following tables show combined summarized financial information prepared in accordance with Chilean GAAP of the related companies accounted for using the equity method for the purpose of complying with disclosure requirement for significant equity investees pursuant to Rule S-X 4.08 (g). All amounts are in thousands of constant Chilean pesos of December 31, 2008 purchasing power.

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Current assets	904,759,147	1,162,465,970	778,411,002
Non-current assets	3,252,444,768	3,335,617,158	3,545,293,992
Total assets	4,157,203,915	4,498,083,128	4,323,704,994

Current liabilities	828,760,989	1,102,816,030	650,831,278
Non-current liabilities	1,881,936,988	1,848,304,430	1,036,273,242
Total liabilities	2,710,697,977	2,951,120,460	1,687,104,520

Net sales	1,584,810,625	1,776,892,421	1,832,841,544
Gross profit	438,445,148	161,045,625	309,786,579
Net income	121,287,759	119,019,670	293,648,948

Endesa Chile’s participation in net income	49,276,567	41,872,419	113,657,037

The Company is required to present separately the Chilean GAAP audited financial statements together with a reconciliation to US GAAP of Endesa Brasil and Subsidiaries as of December 31, 2007 and 2008 and for the years then ended as these companies met the definition of a significant subsidiary under Rule 1-02(w) of Regulation S-X as of December 31, 2008.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

o)   Restrictions which limit the payment of dividends by the registrant

As stated in Note 29, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. Furthermore, the Company’s subsidiaries domiciled in Peru and Colombia are subject to legal equity reserve requirements pursuant to local law. The amounts of Endesa Chile’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2008 are as follows:

Subsidiary	Proportionate Share of Restricted Net Assets
ThCh$

Pangue	28,520,105
Edegel S.A	79,547,518
El Chocón	83,209,473
Total	191,277,096

The amount of consolidated retained earnings which represents undistributed earnings of investees accounted for under the equity method as of December 31, 2008 is ThCh$ 137,864,229.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

p)         Capital lease obligations

Minimum lease obligations for capital lease are presented net of interest expense (Chilean GAAP and US GAAP), as of December 31 are summarized as follows:

	Year ended December 31,
	2007	2008
	ThCh$	ThCh$
Short-term:
Lease obligations	11,902,123	11,151,903
Less: interest expense	(4,299,304)	(4,050,332)
Net short-term lease obligations	7,602,819	7,101,571

Long-term:
Lease obligations	79,259,923	130,334,354
Less interest expense	(18,341,547)	(26,692,470)
Net long-term lease obligations	60,918,376	103,641,884

Weighted-average interest rate	7.00%	6.08%

Future payments under capital leases (including interest) are summarized as follows:

Year ended December 31, 2008
ThCh$

2009	11,151,903
2010	17,431,750
2011	15,277,725
2012	31,762,882
2013	8,830,671
2014 and thereafter	57,031,326
Total	141,486,257

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

q)         Available for sale securities

Under US GAAP, the company classifies marketable securities as available-for-sale securities

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Cost	Gross unrealized gains	Fair value
	ThCh$	ThCh$	ThCh$

Securities available-for-sale at December 31, 2006	6,114,033	—	6,114,033
Securities available-for-sale at December 31, 2007	11,215,653	—	11,215,653
Securities available-for-sale at December 31, 2008	—	—	—

Information on sales of available-for-sale securities during the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Proceeds from sales	2,234,235	6,114,033	11,215,653

As of December 2006, 2007 and 2008, the Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available-for-sale securities is determined using the average cost method.

Endesa Chile and Subsidiaries

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, except as stated)

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

r)         Recent accounting pronouncements

FASB Statement No. 141 (Revised 2007), ‘Business combinations’ (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Statement No. 160, ‘Non-controlling interests in consolidated financial statements - an amendment of ARB No. 51’ (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 141(R)-1, ‘Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies’ (“FSP FAS 141(R)-1”). FSP FAS 141(R)-1 amends and clarifies SFAS 141R to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 152-2 and FAS 124-2, ‘Recognition and presentation of other-than-temporary impairments’ (“FSP FAS 152-2 and FAS 124-2”). FSP FAS 152-2 and FAS 124-2 clarifies that in periods in which an entity determines that a security’s decline in fair value below its amortized cost basis as other than temporary, the entity shall present the total other-than-temporary impairment in the income statement with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income, if any. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 157-2, ‘Effective date of FASB Statement No. 157’ (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of FASB Statement No. 157, Fair Value Measurements (“SFAS 157”) for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for itemvs within the scope of this FSP. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 157-4, ‘Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly’ (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and is applied prospectively. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

36.      Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

As discussed on Note 36, Enersis S.A. has adopted IFRS as its accounting standards beginning on January 1, 2009. The Company expects that its next Annual Report on Form 20-F, for the fiscal year ended December 31, 2009, will be filed using IFRS as the accounting principles used in preparing its financial statements

****************

Endesa Brasil and Subsidiaries

Consolidated Balance Sheets

(In thousands of US dollars)

	As of December 31,
	2007	2008
	ThUS$	ThUS$
ASSETS

CURRENT ASSETS:
Cash	79,864	18,943
Time deposits	512,761	485,908
Marketable securities	133	53
Accounts receivable, net	809,653	540,608
Notes receivable, net	14,491	5,486
Other accounts receivable, net	43,436	44,221
Amounts due from related companies	22,603	33,015
Inventories	3,498	1,805
Tax recoverable	125,389	130,355
Prepaid expenses	86,995	76,353
Deferred taxes	53,754	41,466
Other current assets	72,293	94,729

Total current assets	1,824,870	1,472,942

PROPERTY, PLANT AND EQUIPMENT:
Land	71,504	74,393
Buildings and infrastructure	3,842,940	3,976,415
Machinery and equipment	1,445,633	1,679,970
Other plant and equipment	314,450	326,526
Accumulated depreciation	(1,997,684)	(2,210,567)

Total property, plant and equipment, net	3,676,843	3,846,737

OTHER ASSETS:
Investment in other companies	6	4
Long-term receivables	64,273	36,897
Amounts due from related companies	254,376	326
Long-term deferred income taxes	225,931	161,232
Intangibles	35,828	39,191
Accumulated amortization	(26,507)	(28,346)
Other assets	320,701	262,014

Total other assets	874,608	471,318

TOTAL ASSETS	6,376,321	5,790,997

The accompanying notes are an integral part of these consolidated financial statements

Endesa Brasil and Subsidiaries

Consolidated Balance Sheets

(In thousands of US dollars)

	As of December 31,
	2007	2008
	ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	59,413	122,745
Current portion of long-term debt due to banks and financial institutions	118,296	164,747
Current portion of bonds payable	186,296	14,766
Current portion of long-term notes payable	1,548	769
Dividends payable	29,604	504
Accounts payable	306,108	204,104
Notes payable	32,059	25,087
Miscellaneous payables	109,961	154,380
Amounts payable to related companies	356,699	68,321
Accrued expenses	24,018	19,255
Withholdings	113,123	86,212
Taxes payable	1,213	566
Other current liabilities	121,786	85,868

Total current liabilities	1,460,124	947,324

LONG-TERM LIABILITIES:
Due to banks and financial institutions	1,092,257	817,175
Bonds payable	278,664	216,451
Long-term notes payable	120,586	80,014
Miscellaneous payables	140,767	42,974
Amounts payable to related companies	16,426	14,106
Accrued expenses	472,414	384,644
Other long-term liabilities	25,105	16,475

Total long-term liabilities	2,146,219	1,571,839

MINORITY INTEREST	861,815	1,063,493

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	354,376	354,376
Share premium	1,315,062	1,315,062
Other reserves	51,665	51,665

RETAINED EARNINGS
Retained earnings	167,255	187,060
Net income for the year	219,467	451,497
Interim dividends	(199,662)	(151,319)

Total shareholders’ equity	1,908,163	2,208,341

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,376,321	5,790,997

Endesa Brasil and Subsidiaries

Consolidated Statements of Income

(In thousands of US dollars)

	As of December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$
OPERATING INCOME:
Sales	2,072,100	2,270,808	2,832,091
Cost of sales	(1,463,149)	(1,420,932)	(1,782,988)

GROSS PROFIT	608,951	849,876	1,049,103

Administrative and selling expenses	(123,212)	(192,237)	(182,171)

OPERATING INCOME	485,739	657,639	866,932

NON-OPERATING INCOME AND EXPENSE:
Financial income	189,415	162,094	176,769
Other non-operating income	113,598	247,805	382,451
Financial expense	(280,895)	(287,552)	(295,962)
Other non-operating expenses	(232,221)	(401,604)	(258,868)

NON-OPERATING EXPENSE, NET	(210,103)	(279,257)	4,390

INCOME BEFORE INCOME TAXES	275,636	378,382	871,322

INCOME TAXES	(16,653)	(113,265)	(141,785)

INCOME BEFORE MINORITY INTEREST	258,983	265,117	729,537

MINORITY INTEREST	(85,755)	(45,650)	(278,040)

NET INCOME FOR THE YEAR	173,228	219,467	451,497

The accompanying notes are an integral part of these consolidated financial statements

Endesa Brasil and Subsidiaries

Statements of Shareholders’ Equity

(In thousands of US dollars)

	Paid-in	Share	Other	Retained	Interim	Income for the	Total Shareholders’
Movements	capital	premium	reserves	earnings	dividends	year	equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Historical balances as of December 31, 2005	354,376	1,315,062	51,665	—	—	62,020	1,783,123
Prior year profit distribution	—	—	—	62,020	—	(62,020)	—
Interim dividends for the period (1)	—	—	—	—	(67,993)	—	(67,993)
Income for the period	—	—	—	—	—	173,228	173,228

Balances as of December 31, 2006	354,376	1,315,062	51,665	62,020	(67,993)	173,228	1,888,358

Historical balances as of December 31, 2006	354,376	1,315,062	51,665	62,020	(67,993)	173,228	1,888,358
Prior year profit distribution	—	—	—	105,235	67,993	(173,228)	—
Interim dividends for the period (1)	—	—	—	—	(199,662)	—	(199,662)
Income for the period	—	—	—	—	—	219,467	219,467

Balances as of December 31, 2007	354,376	1,315,062	51,665	167,255	(199,662)	219,467	1,908,163

Historical balances as of December 31, 2007	354,376	1,315,062	51,665	167,255	(199,662)	219,467	1,908,163
Prior year profit distribution	—	—	—	19,805	199,662	(219,467)	—
Interim dividends for the period (1)	—	—	—	—	(151,319)	—	(151,319)
Income for the period	—	—	—	—	—	451,497	451,497

Balances as of December 31, 2008	354,376	1,315,062	51,665	187,060	(151,319)	451,497	2,208,341

(1)          As of December 31, 2008, Endesa Brasil has paid ThUS$103,777 for dividends declared on Net Income for the period ended December 31, 2008 and retained earnings through 2007.

As of December 31, 2007, Endesa Brasil has paid ThR$401,563 (ThUS$207,973) for dividends declared on Net Income for the period ended December 31, 2007 and retained earnings through 2006.

As of December 31,2006, Endesa Brasil has  paid ThR$148,933 (ThUS$69,400) for dividends declared on Net Income for the period ended December 31, 2006. An additional dividend was declared and paid during 2006 related to period Net Income totaling ThR$1,067 (ThUS$481). Dividend payments totaled ThR$150,000 (ThUS$69,818) in 2006.

Endesa Brasil and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of US dollars)

	As of December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

NET INCOME FOR THE YEAR	173,228	219,467	451,497

GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	(30,440)	(404)	117

Charges (credits) to income which do not represent cash flows:
Depreciation	213,006	205,181	229,135
Amortization of intangibles	2,730	2,954	1,837
Write-offs and accrued expenses	18,202	79,712	31,010
Other credits to income which do not represent cash flows - less	(19,686)	(90,788)	(315,723)
Other charges to income which do not represent cash flows	49,944	239,022	131,325

Changes in assets which affect operating cash flows:
Decrease (increase) in trade receivables	(13,265)	(40,870)	178,087
Decrease (increase) in inventory	(16)	(800)	846
Decrease (increase) in other assets	(37,044)	37,636	(75,424)

Changes in liabilities which affect operating cash flows:
Increase (decrease) in acounts payable associated with operating results	122,267	(30,481)	(23,658)
Increase (decrease) in interest payable	(26,375)	47,800	(32,389)
Increase (decrease) in income tax payable	19,823	(220,296)	(23,165)
Increase in other accounts payable associated with operating results	(103,863)	(58,470)	1,364
Net increase (decrease) in value added tax and other similar taxes payable	(105,165)	(10,996)	(5,743)
(Income) loss attributable to minority interest	85,755	45,650	278,040

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	349,101	424,317	827,156

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	628,720	473,488	398,413
Bonds payable	174,718	—	—
Other sources of financing	—	—	128,018
Dividends paid - less	(84,451)	(283,986)	(189,093)
Payment of debt - less	(758,183)	(169,785)	(273,486)
Payment of loans obtained from related companies	(69,545)	(4,779)	(187,367)
Payment of issuance and placement of bonds - less	(939)	—	(167,853)
Other financing disbursements - less	(10,591)	(234)	(22,999)

NET CASH USED IN FINANCING ACTIVITIES	(120,271)	14,704	(314,367)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	48,541	962	3,110
Other investment income	27	—	62,513
Additions to property, plant and equipment - less	(350,714)	(422,268)	(412,774)

NET CASH USED IN INVESTING ACTIVITIES	(302,146)	(421,306)	(347,151)

POSITIVE NET CASH FLOW FOR THE PERIOD	(73,316)	17,715	165,638

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	54,028	188,887	(253,492)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,288)	206,602	(87,854)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	405,444	386,156	592,758

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	386,156	592,758	504,904

The accompanying notes are an integral part of these consolidated financial statements

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1.           Nature of Operations

a.                             On June 10, 2005, Endesa Brasil S.A. (the “Company” or “Endesa Brasil”) was incorporated; its purpose is to acquire equity in operating companies or startups in the electricity sector, including companies that provide for the transmission, distribution, generation and marketing of electrical energy, in Brazil and other countries. Endesa Brasil was created as an energy holding company concentrating all of the Brazilian electricity sector investments of the Endesa Group.

b.                             Endesa Brasil holds ownership percentages in the following companies: Companhia de Interconexão Energética S.A. (“CIEN”), Central Geradora Termelétrica Fortaleza S.A. (“CGTF”), Companhia de Energética do Ceará S.A. (“COELCE”), Ampla Energia e Serviços S.A. (“Ampla”), Ampla Investimentos e Serviços S.A., Ampla Generación S.A., Investluz S.A. and Centrais Elétricas Cachoeira Dourada S.A. (“CDSA”).

c.                             On July 6, 2006, the International Finance Corporation (“IFC”) became a new shareholder in Endesa Brasil, contributing 111,025 million Brazilian reals, or $50 million US dollars, aquiring 2.7% of Endesa Brasil’s equity as of December 31, 2008. Enersis directly and indirectly controls 71.52% of Endesa Brasil’s share capital.

Endesa Brasil and IFC agreed to list Endesa Brasil on the stock market within the next three years. Additionally, a put agreement was included so that IFC has the option of selling its equity interest, known as a “put option”, which can be exercised in the event that Endesa Brasil abandons its project of being a listed company or as a result of non-compliance with other specific conditions established in the agreement.  The put option, which in some cases is not under the control of the management of Endesa Brasil, allow the capital increase subscribed by IFC to be recorded as a debt instrument, while the put option is in effect. At December 31, 2008 the put option has been valued in accordance with the clauses established in the agreement and recorded under long-term debt.

d.                             On December 5, 2008, the Company carried out the incorporation of one of its controllers — Luz de Rio, that had 2.7% of participation in the Company, with this the respective shareholders of Luz de Rio proportionally received the rights of participation in Endesa Brasil, were no patrimonial changes by the effects of this incorporation.

e.                             Companhia de Interconexão Energética S.A. (“CIEN”)

This company sells electricity in Argentina and Brazil. Because of the reduction in the maximum availability of the generation and physical guarantee of energy and its associated power, the Company is focusing its business on a different compensation structure that is not based on the purchase and sale of energy between the countries.  Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Brazilian government has been presented with a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation, which is in the process of being approved.

This presupposes integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.As in 2007, this year the Argentinean government formalized payment of usage charges with the Company for conveying energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian government to approve the new business plan and considers that it will probably be approved. The Company expects to have the business structure defined in 2009.

Note 2.           Summary of Significant Accounting Policies

a. General:  The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively “Chilean GAAP”), and the specific corporate regulations of Law No. 18,046, related to the formation, registration and liquidation of Chilean corporations, among others.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

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

b. Financial years: These financial statements relate to the years ended December 31, 2008 and 2007

c. Translation basis:

c.1.   Purpose of financial statements

These financial statements have been prepared in accordance with Technical Bulletin No. 64 established by the Colegio de Contadores de Chile A.G.

c.2.   Translation into US Dollars

The Company maintains its accounting records in Reais (R$), the currency of the country in which the Company is incorporated and operates, according to accounting practices adopted in Brazil.

The assets and liabilities as of December 31, 2008 and 2007, and the income for the years then ended have been translated from Reais into dollars using the translation methodology applicable to investments in countries with unstable currencies and are not considered an extension of the operations of the investing Company, as described in Technical Bulletin No. 64, summarized as follows:

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

The exchange rate in effect at December 31, 2008 was US$1 = R$2.337 (US$1 = R$1.771  in 2007).

c.2.3.   Income statement accounts

The income statement accounts — except for those that are determined at historical amounts — were translated using a monthly average exchange rate.

The resulting translation gain or loss is recorded in non-operating income (expense) in the income statement.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

d. Reclassifications:   Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

Reclassifications in the balance sheet 2008

ThUS$
From account	charges

Buldings and infrastructure and work in progress	187,495
Short-term accrued expenses	20,103

ThUS$
To account	(credits)

Technical Appraisal	(187,495)
Long-term accrued expenses	(20,103)

Reclassifications in the statements of operation 2007

ThUS$
From account	charges

Energy and power sales to unaffiliated costumers	350,414

ThUS$
To account	(credits)

Energy and Power costs for unaffiliated costumers	(350,414)

e. Basis of consolidation:  The accompanying financial statements reflect the consolidated results of operations of Endesa Brasil S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations..

The consolidated financial statements have been prepared in accordance with Technical Bulletin No. 72 (which partially superceded Technical Bulletin No. 42) of the Chilean Institute of Accountants and in conformity with Circular No. 1697 (which supercedes Circular No. 368) of the Superintendence of Securities and Insurance.

The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

	Percentage of ownership as of December 31,
	2006	2007		2008
Name	Total	Total	Direct	Indirect	Total
	%	%	%	%

Cachoeira Dourada S.A.	99.605880	99.605880	99.605880	—	99.605880
Central Generadora Termoeléctrica Fortaleza S.A. (CGTF)	100.000000	100.000000	100.000000	—	100.000000
Ampla Energía e Serviços S.A.(*)	46.886283	46.886283	46.886283	—	46.886283
Ampla Investimentos e Serviços S.A.(*)	46.886283	46.886283	46.886283	—	46.886283
Investluz S.A.	100.000000	100.000000	63.569367	36.430633	100.000000
Compañía Energetica Do Ceara (COELCE)	58.867455	58.867455	2.273448	56.594007	58.867455
Compañía de Interconexión Energética S.A. (CIEN)	100.000000	100.000000	100.000000	—	100.000000
Transportadora de Energía S.A. (TESA)	99.990000	99.990000	—	99.990000	99.990000
Compañía de Transmisión del Mercosur S.A. (CTM)	99.990000	99.990000	—	99.990000	99.990000

(*) The consolidation of Ampla Energía y Servicos S.A. and Ampla Investimentos e Servicos S.A. is a result of majority participation in voting rights of the board. This share of voting rights was obtained in January 27, 2004 in the board´s pact between ENDESA Latinoamérica and ENERSIS S.A. subsidiaries.

f. Time deposits: Time deposits are presented at original placement plus accrued interest (Note 4).

g. Inventories: Inventories are comprised of raw materials, spare parts and various supplies, which are used in providing services. Inventories are valued at the lower of price-level restated cost or net realizable value and presented net of deductions for obsolescence.  Inventories are classified in accordance with their most probable use, either in current assets or in fixed assets.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

h. Allowance for doubtful accounts: The estimate for the allowance for doubtful accounts has been made considering the aging and nature of the accounts receivable. Current and long-term trade accounts receivable, notes receivable and other receivables are classified as current or long-term, depending on their collection terms, and are presented net of the allowances for doubtful accounts amounted to ThUS$182,676, ThUS$296,956 and ThUS$186,025 as of December 31, 2006, 2007 and 2008, respectively. (Note 5).

i. Property, plant and equipment: Property, plant and equipment are stated at acquisition cost, including technical appraisal (Note 8).  Expenses related to work in progress, such as interest, third party services, and personal expenses, among others, are capitalized and depreciated only when the work is completed. Maintenance and repair expenses are charged to income during the period in which they are incurred, whereas renewals, improvements and major repairs are capitalized as property, plant and equipment if they increase the useful life of property, plant and equipment.

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants, these assets must be kept in historic United States dollars, for purposes of Chilean regulations.

In accordance with Technical Bulletin No.33 of the Chilean Institute of Accountants, the Company is required to evaluate the recoverability of its property, plant and equipment when certain indicators of impairment exist. The Company has not identified any impairment to property, plant and equipment as a result of applying Technical Bulletin No. 33.

j. Depreciation: Depreciation is calculated using the straight-line method in accordance with depreciation rates set forth by Agencia Nacional de Energía Eléctrica (ANEEL), the regulatory agency for the electric sector, which considers the effective useful lives of the assets used in this sector.

Depreciation charged to income amounted to ThUS$213,006 in 2006,  ThUS$205,181 in 2007 and Thus$229,135 in 2008. These amounts are classified as follows: ThUS$208,880 in 2006, ThUS$203,537 in 2007 and ThUS$227,420 in 2008 in cost of sales and ThUS$4,126 in 2006, ThUS$1,644 in 2007 and ThUS$1,715 in 2008 in administrative and selling expenses.

k. Intangibles, other than goodwill:  Intangible assets are recorded at acquisition cost. Such assets are amortized over their estimated useful lives, not to exceed twenty years. Intangibles correspond mainly to easements and rights of way.

l. Investments in related companies: Investments in related companies are presented using the equity method of accounting, recognizing the Company’s proportionate share in the net income or loss of each investee on an accrual basis in income..

Investments in foreign affiliates are recorded in accordance with Technical Bulletins No.64 and No. 72 (which partially superceded Technical Bulletin No. 42) of the Chilean Institute of Accountants.

The Company evaluates the recoverability of its investments in related companies whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Such assessment requires determining the fair values of the equity method investments. Fair value is determined using valuation methodologies, including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. In the case the fair value is less than the carrying value and such decline in value is considered to be other than temporary, a write down is recorded. As of December 31, 2007 and 2008, there are no indications of impairment of assets that are other than temporary.

m. Bonds:  Bonds payable are recorded in liabilities at the face value of the bonds. The difference between the face value and the carrying amount, equal to the premium or discount, is deferred and amortized over the term of the bonds (Note 13).

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

n. Income tax and deferred income taxes: At December 31, 2008, the Company and its subsidiaries recorded the current tax expense determined in accordance with the laws and regulations of Brazil. The charge to income for current income tax expense was ThUS$125,843 in 2006, ThUS$124,193 in 2007 and ThUS$132,577 in 2008. Additionally, the Company has recorded a net deferred tax credit (charge) for the effect of temporary differences of ThUS$109,190 in 2006, ThUS$10,928 in 2007, and ThUS$(9,208) in 2008.  The Company records deferred income taxes in accordance with Technical Bulletin No.60 and other supplementary bulletins of the Chilean Institute of Accountants, and in conformity with circulars Nos.1466 and 1560 issued by the Superintendence of Securities and Insurance, recognizing deferred tax effects of temporary differences, tax benefits arising from tax losses, and other events that create differences between the financial and tax values of assets and liabilities, on the basis of tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them (Note 7).

o. Pension and post-retirement benefits:  Pension and post-retirement benefits are recorded based on actuarially determined projected benefit obligations in accordance with the respective collective bargaining contracts of employee. See note 25 II i).

p. Revenue recognition: The Company’s revenues are primarily derived from electric power generation and distribution services, and include energy supplied and unbilled at each year-end.  Revenues are valued using rates in effect when services are provided to customers. Accrued unbilled revenues are presented in current assets as trade receivables. The corresponding cost is included in cost of sales.

q. Financial derivative contracts:  As of December 31, 2006, 2007 and 2008 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions.  Such contracts are mainly utilized by the Company to hedge against foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants.

r. Software: The software of the Company and its subsidiaries has been acquired as computer packages, and is amortized over its estimated useful life of five years.

s. Statements of cash flow: The Consolidated Statements of Cash Flows have been prepared in accordance with the indirect method.

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

Note 3.   Changes in Accounting Principles

There were no changes in accounting principles during the years ended December 31, 2006, 2007 and 2008 that would affect the comparison with the prior year financial statements.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4.           Time Deposits

Time deposits for 2007 and 2008 are as follows:

Financial		Scheduled	Balance at December 31,
Institution	Rate %	Maturities	2007	2008
			ThUS$	ThUS$

Bradesco	12.15%	02-01-09	21,904	123,601
Votorantim	8.48%	02-01-09	16,341	72,607
Unibanco	6.23%	02-01-09	32,231	50,544
Bradesco Compostela	1.01%	02-01-09	106,711	48,624
Trento	1.01%	02-01-09	—	44,525
Vicenza	1.03%	02-01-09	—	40,806
Banco Itau	6.52%	02-01-09	96,428	36,432
OC Unibanco	1.05%	02-01-09	6,306	17,393
Santander Banespa	13.62%	02-01-09	71	12,932
OC Santander	1.04%	02-01-09	—	11,148
Santander	1.14%	02-01-09	1,834	8,581
OC Bradesco	1.04%	02-01-09	—	8,289
Banco Santander NY Plazo Fijo	0.30%	02-01-09	18,477	3,805
Bradesco Fif Target	1.05%	02-01-09	1,722	3,165
CDB ABN	1.04%	02-01-09	—	2,508
Banco Rio de La Plata	19.00%	02-01-09	472	341
Alfa	13.62%	02-01-09	—	271
Banco Pactual	13.62%	02-01-09	3,042	131
CDB Bradesco	0.99%	02-01-09	116	99
Safra	13.62%	02-01-09	—	90
HSBC	13.62%	02-01-09	84,083	10
ABN Amor Real	13.62%	02-01-09	—	6
CDB Unibanco	0.85%	02-01-09	30,013	—
CDB Votorantim	0.85%	02-01-09	23,339	—
Bradesco Premium	0.84%	02-01-09	16,367	—
Santander CDB	0.84%	02-01-09	15,700	—
OC Votorantim	0.85%	02-01-09	10,471	—
Itau Fed	0.83%	02-01-09	7,341	—
CDB HSBC	0.84%	02-01-09	6,921	—
Itau CDB	0.84%	02-01-09	3,466	—
Citibank Large Corp	0.83%	02-01-09	3,394	—
Caixa Economica	11.12%	02-01-09	2,961	—
OC Safra	0.85%	02-01-09	2,830	—
Banco Boston	11.12%	02-01-09	220	—
Total			512,761	485,908

Note 5.           Accounts, Notes and Other Receivables

Current accounts, notes and other receivables and their related allowances for doubtful accounts as of respective December 31, are as follows:

	As of December 31,
	Under 90 days		90 days to 1 year		Sub total	Current		Long-term
Account	2007	2008	2007	2008	2008	2007	2008	2007	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts receivable (1)	850,746	581,577	238,724	132,873	714,450	809,653	540,608	60,843	32,900
Allowance for doubtful accounts	(127,792)	(98,450)	(152,024)	(75,392)	(173,842)	—		—	—

Notes receivable	14,491	5,486	—	—	5,486	14,491	5,486	—	—
Allowance for doubtful accounts	—	—	—	—	—	—		—	—

Other receivables	59,509	56,404	—	—	56,404	43,436	44,221	4,496	3,997
Allowance for doubtful accounts	(16,074)	(12,183)	—	—	(12,183)			(1,066)

Total					590,315	867,580	590,315	64,273	36,897

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Current and long-term accounts receivable per country (net of allowances for doubtful accounts) as of each December 31, are as follows:

	As of December 31,
	2007		2008
Country	ThUS$	%	ThUS$	%

Argentina	4,517	0.48%	4,014	0.64%
Brazil	927,336	99.52%	623,198	99.36%

Total	931,853	100.00%	627,212	100.00%

(1)          Balance includes accounts receivable of ThUS$ 60,652 for Cachoeira Dourada S.A associated with its subsidiary Compañia de Electricidade de Goiás (CELG) for the 2004 period. In 2008 CELG (Empresa estatal Del estado de Goiás) carries the remaining debt. CELG is in the process of negotiations with the financial institution BNDES to obtain resources to cancel its debts. The board expects a favorable resolution related tothese negotiations and anticipates recovery of at least the recorded amount.

Amounts of unbilled energy sold are as follows:

	As of December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Unbilled energy sold	126,105	134,175	134,953

Note 6.           Balances and Transactions with Related Companies

The balances of accounts receivable and payable with related companies are as follows at December 31, 2007 and 2008:

a.                             Notes and accounts receivable due from related companies (1):

	As of December 31,
	Short-term		Long-term
Company	2007	2008	2007	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Enersis S.A.	—	—	253,123	137
Luz de Río Ltda.	—	—	386	—
Compañía Americana de Multiservicios Ltda.	—	—	867	—
Endesa Costanera S.A.	7,604	10,260	—	—
Compañía de Energía del Mercosur S.A.	14,999	22,755	—	—
Cam Brasil Ltda.	—	—	—	185
Synapsis Brasil Ltda.	—	—	—	4

Total	22,603	33,015	254,376	326

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

b.                             Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company	2007	2008	2007	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Enersis S.A.	280,331	6,758	—	—
Chilectra S.A.	—	6,730	—	—
Luz de Río Ltda.	19,337	—	—	—
Compañía Americana de Multiservicios Ltda.	4,120	—	—	—
CAM Brasil Ltda.	—	1,158	—	—
Synapsis Brasil Ltda.	3,531	2,855	—	—
Endesa Costanera S.A.	8,300	10,435	—	—
Edelnor	10	10	—	—
Endesa Latinoamérica S.A. (2)	5,272	2,881	16,426	14,106
Compañía de Energía del Mercosur S.A.	35,798	37,492	—	—
Ingendesa	—	2	—	—

Total	356,699	68,321	16,426	14,106

(1) Short-term notes and accounts receivable and payable - The balances of short-term accounts receivable and payable relate to normal ongoing operations maturing within 30 days, and are not subject to indexation.

(2) Long-term notes and accounts receivable and payable - The balance payable due to Endesa Latinoamérica S.A. relates to loans granted to CIEN to finance the acquisition of machinery and equipment and to complete the construction of its second transmission line. These loans accrue interest at an annual average rate of 8.08% and they mature in May 2012.

c.                             Significant related company transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2006		2007		2008
		Nature of		Income		Income		Income
Company	Relationship	transaction	Amount	(Expense)	Amount	(Expense)	Amount	(Expense)
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enersis S.A.	Parent	Interest	4,711	(4,711)	2,639	2,639	949	(949)
Chilectra S.A.	Affiliate	Interest	9	9	—	—	—	—
Luz de Río Ltda.	Affiliate	Interest	1,638	(1,638)	2,605	(2,605)	3,573	(3,573)
CAM Brasil Ltda.	Affiliate	Services	1,148	(1,148)	7,675	7,675	2,021	(2,021)
Synapsis Brasil Ltda.	Affiliate	Services	20,836	(20,836)	17,708	(17,708)	19,728	(19,728)
Endesa Costanera S.A.	Affiliate	Purchase of energy	4,071	(4,071)	4,220	(4,220)	—	—
		Services	3,872	3,872	3,674	3,674	3,620	3,620
Enersis Internacional	Affiliate	Interest	2,723	(2,723)	—	—	—	—
Edelnor	Affiliate	Interest	1	1	2	2	3	(3)
Endesa Latinoamérica S.A.	Common Parent	Interest	3,865	(3,865)	1,980	(1,980)	1,304	(1,304)
Compañía de Energía del Mercosur S.A.	Affiliate	Purchase of energy	22,033	(22,033)	10,274	(10,274)	1,627	(1,627)
		Services	10,995	10,995	26,810	26,810	10,625	10,625
Endesa España	Common Parent	Interest	6,008	(6,008)	59	(59)	—	—

Transfers of short-term funds between related companies are treated as current cash transactions, with associated variable interest rates based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same year and settlement in line with cash flows.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7.           Deferred Income Taxes

a)              Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Income tax provision, net	124,193	132,577
Value-added and other taxes	(122,980)	(132,011)

Total income tax payable	1,213	566

b)              Temporary differences of the Company and its subsidiaries generated deferred taxes resulting in a net credit of ThUS$10,928 at December 31, 2007 and a net charge to income of ThUS$9,208 at December 31, 2008.

c)              In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2007 and 2008 as follows:

	As of December 31, 2007				As of December 31, 2008
	Asset		Liability		Asset		Liability
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Allowance for doubtful accounts	54,857	76,734	—	—	18,315	39,328	—	—
Deferred charges	—	—	2,568	—	—	—	1,704	—
Fixed asset depreciation	—	5,191	635	53,486	—	5,191	571	52,427
Financial expenses	—	—	—	10,721	—	—	—	—
Intangibles	2,044	—	—	—	2,621	—	—	—
Other	6,001	1,440	458	4,994	3,520	871	—	—
Actuarial deficit	—	24,750	—	—	—	29,437	—	—
Obsolescence of materials and inventory provision	688	19	—	—	595	—	—	—
Imputed salaries on construction	—	8,637	—	—	—	6,195	—	—
Tax losses	12,825	54,106	—	—	14,849	23,988	—	—
Contingencies	14,371	115,170	—	—	11,463	92,129	—	2,334
Regulated assets	—	—	33,371	18,331	—	—	7,622	16,518
Exchange difference	—	—	—	13,682	—	—	—	5,669
Supplementary accounts net of amortization	—	(12,388)	—	(53,486)	—	(9,946)	—	(52,427)
Valuation allowance	—	—	—	—	—	(1,440)	—	—

Total	90,786	273,659	37,032	47,728	51,363	185,753	9,897	24,521

Income tax benefit (expense) for the year ended December 31, 2006, 2007 and 2008 is as follows:

	As of December 31,
Item	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Current income tax expense	(125,843)	(124,193)	(132,577)
Deferred income (loss) tax benefit	109,190	10,928	(9,208)

Total	(16,653)	(113,265)	(141,785)

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8.           Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of December 31,
	2007	2008
	ThUS$	ThUS$
Gross Property, Plant and Equipment

Land	71,504	74,393

Buildings and infrastructure	1,802,461	1,816,539
Distribution and transmission lines and public lighting	2,280,355	2,443,944
Less: third party contributions	(239,876)	(284,068)

Sub-total	3,842,940	3,976,415

Machinery and equipment	1,445,633	1,679,970

Other Property, Plant and Equipment
Work in progress	192,276	179,407
Construction materials	29,998	34,505
Furniture and fixture, tools, software and computing equipment	23,166	24,618
Vehicles	3,293	3,661
Property, Plant and Equipment in transit	12,820	16,580
Other assets	52,897	67,755

Sub-total	314,450	326,526

Total property, plant and equipment	5,674,527	6,057,304

Depreciation

Accumulated depreciation at beginning of year:
Buildings and infrastructure	(1,372,532)	(1,490,522)
Machinery and equipment	(399,790)	(468,427)
Other assets	(20,181)	(22,483)

Total accumulated depreciation at beginning of the year	(1,792,503)	(1,981,432)

Depreciation of the period (cost of sales)	(203,537)	(227,420)
Depreciation of the period (administrative and selling expenses)	(1,644)	(1,715)

Total accumulated depreciation charged to income	(205,181)	(229,135)

Total accumulated depreciation at period end	(1,997,684)	(2,210,567)

Total property, plant and equipment, Net	3,676,843	3,846,737

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9.           Other Assets

Other long-term assets as of December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Regulatory assets (1)	119,820	60,500
Guaranteed deposits, litigations and credits	127,574	109,909
Recoverable taxes and others	67,643	50,820
Deferred expenses	—	38,415
Post-retirement benefits and other pensions	3,194	2,275
Commissions on loans	1,060	95
Others	1,410	—

Total	320,701	262,014

(1)                      Regulatory Assets

Based on Decree Law No.14 (that became Law No.10,438 dated April 26, 2002) and Resolution No.91 issued by Cámara de Gestión de la Crisis de Energía Eléctrica — CGCEE (Electric Energy Crisis Council) both dated December 21, 2001 and Resolution No.31 issued by ANEEL, dated January 24, 2002, all electric energy distributors were required to adopt rates associated with an extraordinary rate restructuring imposed in order to recover the economic-financial balance of distribution contracts.

This extraordinary rate restructuring was made by applying an adjustment to rates in effect at December 31, 2001, recognized by ANEEL, as follows:

2.9% for residential customers (except those with low income), rural customers and public lighting;

7.9% for the rest of the customers.

Note 10.         Short-Term Debt due to Banks and Financial Institutions

As of December 31, 2007 and 2008 the detail is as follows:

		Foreign currency
	Bank or financial	US$		Euros		Reais		As of December 31,
Taxpayer No.	institution	2007	2008	2007	2008	2007	2008	2007	2008
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Banco do Brasil	—	—	—	—	12,792	—	12,792	—
Foreign	Banco Santander	—	—	—	—	—	67,045	—	67,045
Foreign	Banco Safra	—	—	—	—	—	55,700	—	55,700
Foreign	Unibanco	40,680	—	—	—	5,941	—	46,621	—

	Total	40,680	—	—	—	18,733	122,745	59,413	122,745

	Total principal	40,680	—	—	—	18,617	116,175	59,297	116,175

	Weighted average annual interest rate	10.86%	—	—	—	12.78%	12.56%	10.46%	12.56%

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Percentage of debt in foreign currency:	68.47%	0.00%
Percentage of debt in local currency:	31.53%	100.00%

Total	100.00%	100.00%

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11.         Current Portion of Long-Term Debt Due to Banks and Financial Institutions

As of December 31, 2007 and 2008 the detail is as follows:

Long-term / current portion		Foreign currency
	Bank or financial	US$		Euros		Yen		Reais		As of December 31,
Taxpayer No.	institution	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Bndes	2,318	—	—	—	—	—	71,472	45,982	73,790	45,982
Foreign	Santander Central Hispano	164	—	—	—	—	—	—		164	—
Foreign	Santander	—	—	—	—	—	—	—	294	—	294
Foreign	Banco Itaú	—	—	—	—	—	—	—	6	—	6
Foreign	Banco do Brasil	—	—	—	—	—	—	4,409	3,943	4,409	3,943
Foreign	BEI — Banco Europeo de Inversiones	10,015	9,329	—	—	—	—	—	—	10,015	9,329
Foreign	Unibanco	—	383	—	—	—	—	1,733	33,966	1,733	34,349
Foreign	Banco Alfa	—	—	—	—	—	—	669	2,016	669	2,016
Foreign	Bradesco	—	—	—	—	—	—	2,173	33,662	2,173	33,662
Foreign	Banco Pactual	—	—	—	—	—	—	1,051	16,470	1,051	16,470
Foreign	Banco HSBC	—	—	—	—	—	—	692	658	692	658
Foreign	Votorantim	—	—	—	—	—	—	7,266	—	7,266	—
Foreign	BNB	—	—	—	—	—	—	7,994	8,035	7,994	8,035
Foreign	IFC A—B—C	—	10,003	—	—	—	—	—	—	—	10,003
Foreign	International Finance Corporation	8,340	—	—	—	—	—	—	—	8,340	—

	Total	20,838	19,715	—	—	—	—	97,458	145,032	118,296	164,747

	Total principal	20,838	8,669	—	—	—	—	97,458	134,297	118,296	142,966

	Weighted average annual interest rate	11.06%	10.25%	—	—	—	—	12.15%	12.15%	11.81%	11.81%

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Percentage of debt in foreign currency:	17.62%	11.97%
Percentage of debt in local currency:	82.38%	88.03%

Total	100.00%	100.00%

Note 12.         Long-Term Portion of Debt Due to Banks and Financial Institution

As of December 31, 2007 and 2008 the detail is as follows:

	Bank or		As of December 31, 2008						Total	Annual	Total
Taxpayer	financial		After 1 year but	After 2 years but	After 3 years but	After 5 years but	After 10 years		long-term	average	long-term
No.	institution	Currency	within 2 years	within 3 years	within 5 years	within 10 years	Term in Years	Amount	2008	interest rate	2007
			ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$		ThUS$

Foreign	BNDES - Banco Nacional de Desenvolvimento Economico Social	Rs	—	—	—	—	—	—	—	12.30%	132,799
Foreign	BNDES - Banco Nacional de Desenvolvimento Economico Social	US$	43,707	32,400	10,968	—	—	—	87,075	12.20%	—
Foreign	Santander Central Hispano	Rs	42,790	102,696	111,254	—	—	—	256,740	14.84%	338,734
Foreign	Banco do Brasil	Rs	4,786	5,087	52,965	1,121	—	—	63,959	13.56%	85,059
Foreign	Banco do Brasil	US$	300	295	356	74	16	2,772	3,797	4.31%	4,129
Foreign	Banco do Nordeste Brasil	Rs	16,310	16,310	30,725	8,344	—	—	71,689	7.68%	88,527
Foreign	Unibanco	Rs	1,138	2,276	2,276	—	—	—	5,690	12.52%	52,013
Foreign	BEI - Banco Europeo de Inversiones	US$	8,333	8,333	8,333	—	—	—	24,999	18.33%	33,333
Foreign	Banco Alfa	Rs	4,279	4,279	21,395	—	—	—	29,953	12.18%	39,519
Foreign	Bradesco	Rs	1,142	19,401	27,959	—	—	—	48,502	12.39%	44,902
Foreign	Votorantim	Rs	—	—	—	—	—	—	—	12.65%	56,455
Foreign	Banco HSBC	Rs	—	32,092	32,092	—	—	—	64,184	12.09%	84,683
Foreign	Banco Itaú	Rs	1,142	2,285	2,285	—	—	—	5,712	12.40%	7,537
Foreign	Banco Pactual	Rs	—	—	—	—	—	—	—	19.93%	18,897
Foreign	Banco Nacional de desenv.Economico Social	Rs	11,997	11,997	23,994	11,997	—	—	59,985	17.75%	—
Foreign	International Finance Corporation	US$	—	—	—	—	—	—	—	7.83%	105,670
Foreign	IFC A	US$	8,359	4,650	10,361	18,607	—	—	41,977	7.39%	—
Foreign	IFC B	US$	13,246	7,341	16,295	9,031	—	—	45,913	7.67%	—
Foreign	IFC C	US$	—	—	—	7,000	—	—	7,000	11.96%	—

	Total		157,529	249,442	351,258	56,174	16	2,772	817,175		1,092,257

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Percentage of debt in foreign currency:	13.10%	25.79%
Percentage of debt in local currency:	86.90%	74.21%

Total	100.00%	100.00%

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13.         Bonds Payable

Details of the short-term portion of bonds payable is as follows:

						Frequency				Placed in
		Face value		Interest		Payment of	Payment of	Par value		Chile or
Instrument	Series	outstanding	Currency	rate	Maturity	interest	amortization	2007	2008	abroad
				%				ThUS$	ThUS$

Bonds Ampla	1° Serie	290,000,000	Reais	CDI+1.2%aa	01/03/2008	Half-yearly	Upon maturity	169,858	—	Abroad
Bonds Ampla	2° Serie	110,000,000	Reais	IGP-M+11.4%	01/03/2010	Annually	Upon maturity	6,536	5,527	Abroad
Bonds Ampla	Unit	370,000,000	Reais	DI+0.85%aa	01/08/2012	Half-yearly	Upon maturity	9,902	9,239	Abroad

Total - current portion								186,296	14,766

Details of the long-term portion of bonds payable is as follows:

						Frequency				Placed in
		Face value		Interest	Maturity	Payment of	Payment of	Par value		Chile or
Instrument	Series	outstanding	Currency	rate		interest	amortization	2007	2008	abroad
				%				ThUS$	ThUS$

Bonds Ampla	2° Serie	110,000,000	Reais	IGP-M+11,4% aa	01/03/2010	Annually	Upon maturity	69,778	58,128	Abroad
Bonds Ampla	Unit	370,000,000	Reais	DI+0.85% aa	01/08/2012	Half-yearly	Upon maturity	208,886	158,323	Abroad

Total long-term								278,664	216,451

13.1        Bonds payable consist of the following:

13.1.1    Ampla Energia e Serviços S.A.

a.       On March 1, 2005, the Company issued bonds in Reais for a total amount of R$400,000,000 in two series, completing the first issue. At December 31, 2008 the current obligations are as follows:

Second Series
Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable bonds in Brazilian Reais.
Amount issued	: R$110,000,000.
Principal due	: Maturity in 2010.
Nominal interest rate	: IGP - M + 11.4% per annum
Interest payment	: Annual.

b.       On August 1, 2006, the Company issued bonds in Reais for R$370,000,000 in a single series.

Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable bonds in Brazilian Reais.
Amount issued	: R$370,000,000.
Principal due	: Maturity in 2012
Nominal interest rate	: DI + 0.85% per annum
Interest payment	: Semi-annual.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14.         Accrued Expenses and Write-Offs

a.                             Short-term accruals:

Accrued expenses included in current liabilities are as follows:

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Bonus and other employee benefits	22,456	17,914
Litigation and other contingencies	1,562	1,341

Total	24,018	19,255

b.                             Long-term accruals:

Accrued expenses included in long-term liabilities are as follows:

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Legal, labor and tax contingencies (Ampla, Coelce and Cien)	322,898	243,871
Regulatory contingencies (1)	62,043	47,075
Employee and retired personnel benefits (Ampla - Coelce)	87,462	93,690
Others	11	8

Total	472,414	384,644

(1)          The provision of Brazilian subsidiary Central Geradora Termeléctrica Fortaleza (CGTF) is used to cover the likely risk of a sanction by the regulatory agency (ANEEL, Brazilian Electricity Regulatory Agency) that has been calculated based on the opinion of our legal consultants and is related to the sale of electric energy higher than the thermal energy generation capacity authorized for CGTF by ANEEL in January-December 2004 period.

At December 31, 2007 and 2008 no write-offs of allowance of doubtful accounts have been made.

Note 15.         Minority Interest

a.                             Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2007			As of December 31, 2008
Company	Equity	Participation	Total	Equity	Participation	Total
	ThUS$	%	ThUS$	ThUS$	%	ThUS$

Ampla Energia e Serviços S.A.	895,385	53.11%	475,572	1,147,682	53.11%	609,576
Ampla Investimentos e Serviços S.A.	77,561	53.11%	41,195	113,897	53.11%	60,495
Cachoeira Dourada S.A.	681,199	0.39%	2,685	615,922	0.39%	2,428
Companhia Energetica Do Ceara - Coelce	832,248	41.14%	342,361	950,467	41.14%	390,992
Compañía de Transmisión del Mercosur S.A.	23,273	0.01%	2	22,431	0.01%	2

Total			861,815			1,063,493

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

b.                             Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2006			As of December 31, 2007			As of December 31, 2008
	Loss (income)	Participation		Loss (income)	Participation		Loss (income)	Participation
Company	for the period	%	Total	for the period	%	Total	for the period	%	Total
	ThUS$		ThUS$	ThUS$		ThUS$	ThUS$		ThUS$

Ampla Energia e Serviços S.A.	(47,224)	53.11%	(25,083)	(12,528)	53.11%	(6,654)	273,645	53.11%	145,343
Ampla Investimentos e Serviços S.A.	(7,809)	53.11%	(4,148)	(5,209)	53.11%	(2,767)	44,872	53.11%	23,833
Cachoeira Dourada S.A.	(65,129)	0.39%	(257)	(124,823)	0.39%	(492)	141,452	0.39%	557
Companhia Energetica Do Ceara - Coelce	(136,780)	41.14%	(56,267)	(86,875)	41.14%	(35,737)	263,282	41.14%	108,307
Compañía de Transmisión del Mercosur S.A.	(3,648)	0.01%	—	(2,482)	0.01%	—	(842)	0.01%	—

Total			(85,755)			(45,650)			278,040

Note 16.         Shareholders’ Equity

a.                             Number of shares:

As of December 31, 2008

	Number of	Number of	Number of
	subscribed	paid-in	voting
Series	shares	shares	shares

Single	166,259,080	166,259,080	166,259,080

b.                             Subscribed and paid-in capital is as follows:

As of December 31, 2008

Series	Subscribed capital	Paid-in capital
	ThUS$	ThUS$

Single	354,376	354,376

c.                             Other reserves

Other reserves at December 31, 2008 are composed of the following:

	Initial balance at	Reserve for	Final balance at
2008	January 1, 2008	the period	December 31, 2008
	ThUS$	ThUS$	ThUS$

Reserves for Technical Bulletin No. 72 (1)	51,665	—	51,665

Total	51,665	—	51,665

(1)                      Corresponds to the reserve generated by the capitalization of the contributions made by the Endesa Brasil shareholders, who contributed their interest in Ampla Energia e Serviços S.A., Companhia Energética do Ceará — Coelce, Centrais Elétricas Cachoeira Dourada S.A. — CDSA, Companhia de Interconexão Energética — CIEN, Central Geradora Termelétrica Fortaleza S.A. CGTF and Investluz S.A. This reorganization of the investments in Brazil has been recorded in conformity with the provisions of Technical Bulletin No. 72 of the Chilean Institute of Accountants for a business combination under the pooling of interest method.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17.         Other Income and Expenses

a.                             Other income:

The detail of other non-operating income is as follows:

	Year ended December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Fiscal benefit and other taxes	15,094	—	—
Gain on sale of property, plant and equipment and materials	30,746	789	1,179
Effect of application of Technical Bulletin No.64	17,176	73,333	315,644
Reversal of contingencies provision and expenses and other provisions	15,251	141,606	65,038
Payment of energy and power	6,655	—	—
Cost recovery	6,549	4,798	139
Provision for CVAs amortization	—	—	—
Liquidation of Cemsa contract	—	16,391	—
Regulatory Asset	7,680	—	—
Index Brazilian subsidiaries	10,137	9,789	—
Other	4,310	1,099	451

Total	113,598	247,805	382,451

b.                             Other expenses:

Other non-operating expenses are as follows:

	Year ended December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Write-off of Copel and others contracts (Brazil)	57,323	—	—
Contingecies and litigations	37,695	79,826	71,691
Effect of application of Technical Bulletin No.64	32,182	238,152	131,187
Tax penalties and other expenses	28,887	32,132	15,791
Energy efficiency of Brazilian subsidiaries	18,905	2,479	—
Brazilian and Argentinean Taxes (PIS, COFINS and others)	15,896	17,124	15,385
Obsolescence provision and write-offs of fixed asset	11,848	4,235	5,124
Updating index of Brazilian subsidiaries	6,129	4,479	4,669
Pension plan expense	6,072	11,143	8,827
Loss on sale of fixed assets and materials	220	871	1,185
Other	17,064	11,163	5,009

Total	232,221	401,604	258,868

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18.         Financial Derivatives

As of December 31, 2008 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

		Description of derivative contracts
					Purchase			Amount	Accounts
Type of	Type of	Nominal	Date of		Sale	Hedged		of hedged	Asset/Liability		Income
derivative	contract	amount	maturity	Item	Position	item	Amount	item	Account	Amount	Realized	Unrealized
		US$					ThUS$	ThUS$		ThUS$		ThUS$

SWAP	CCPE		III trim. 2008	Interest rate	C	Bank liabilities	—	—	Other long-term liabilities	—	(1,642,999)	—
SWAP	CCTE		III trim. 2008	Exchange rate	C	Bank liabilities	—	—	Other long-term liabilities	—	(11,146,503)	—
SWAP	CCTE		IV trim. 2008	Exchange rate	C	Bank liabilities	—	—	Other long-term liabilities	—	11,335	—
SWAP	CCTE	30,471,390	II trim. 2012	Exchange rate	C	Bank liabilities	19,393,516	19,393,516	Other accounts receivable	(3,657,588)	(4,007,363)	(3,657,588)
SWAP	CCPE	17,713,549	IV trim. 2015	Interest rate	C	Bank liabilities	11,273,788	11,273,788	Other current liabilities	(1,340,673)	(615,563)	(1,340,674)
SWAP	CCPE		IV trim. 2008	Exchange rate	C	Bank liabilities	—	—	Other current liabilities	—	(775,913)	—
SWAP	CCPE	18,001,517	IV trim. 2015	Exchange rate	C	Bank liabilities	11,457,065	11,457,065	Other current liabilities	(2,113,715)	(702,897)	(2,113,715)

Note 19.         Commitments and Contingencies

a.                             At December 31, 2007 and 2008 the Company and its subsidiaries have provided the following guarantees:

Collateral held by third parties:

			Committed Assets			Balance payable of related			Release of
		Type			Book	debt at December 31,			Guarantees
Guarantee	Subsidiary	Guarantee	Type	Currency	value	Currency	2007	2008	2009

Other creditors	Ampla S.A.	Pledge over collections and others		ThUS$	21,283	ThUS$	271,134	222,331	—
Other creditors	Coelce S.A.	Pledge over collections and others		ThUS$	8,510	ThUS$	122,754	142,645	—
International Finance Corporation	CGT Fortaleza S.A.	Mortgage and pledge	Real estate, properties	ThUS$	275,995	ThUS$	113,986	110,398	—
Bndes	Cachoeira Dourada S.A.	Pledge		ThUS$	—	ThUS$	1,242	—	—

Guarantees of subsidiary obligations (1):

			Committed Assets		Balance payable of related			Release of
		Type of		Book	debt at December 31,			Guarantees
Guarantee	Subsidiary	Guarantee	Currency	value	Currency	2007	2008	2009

Cédulas de Crédito Bancario	Cien	Guarantees	ThUS$	256,739	ThUS$	338,734	256,739	—

(1)          Unless otherwise stated, the guarantees in the table “Guarantees of subsidiary obligations” were provided by a subsidiary of the Company (the “Guarantor”) to a third party creditor that had entered into a new obligation with another subsidiary (the “Subsidiary Debtor”).  If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

b.                             Litigation and other legal actions:

Ampla Energia e Serviços S.A. (“Ampla”)

Plaintiff	:	Meridional S/A Servicios, Emprendimientos y Participaciones
Defendant	:	Ampla
Court	:	9th Chamber of Rio de Janeiro Public Finance
Case/Identification	:	98.001.048296-8

Summary of Proceedings: Meridional - Mistral and Civel, represented by Meridional, claim they are creditors of the former state electricity distribution company CELF, resulting from the existence of contracts of jobs undertaken for said company. Meridional in its representation demands payment of invoices supposedly outstanding and the payment of contractual fines for rescission of the contracts for the above mentioned jobs, for the sum of R$136,085,827.20

Process status: On December 18, 2007 the court records returned from the prosecuting authority and were favorable to Ampla’s argument; therefore, the civil appeal of Meridional lost its purpose. On March 7, 2008 the presence or absence of appeals in the three lawsuits attached was requested to be certified. On March 18, 2008 the appeal judge voted favorably to Ampla, allowing Ampla to file other resorts such as infringing embargos and special resorts. The parties filed resorts (embargos of statement). On November 28, 2008 the court records were sent to the Public Prosecutor’s Office. This Office considered that the resorts filed by the parties should be disallowed. On November 18, 2008 the proceeding was processed to issue a final decision. On November 28, 2008 a resolution was issued. On December 2, 2008 the resolution was published so that the parties state their opinions on the resorts.

Amount: R$ 337.3 millions - US$ 142.6 millions.

Plaintiff	:	Enertrade - Comercializadora de Energía S.A
Defendant	:	Ampla
Court	:	Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	:	Arbitration procedure No. 03/2005

Summary of Proceedings: On December 22, 2002, Ampla and Enertrade signed a 20-year electric energy sales contract (40MW average). This contract was sent to ANEEL for its evaluation and resulting official approval. ANEEL approved the contract because certain conditions were fulfilled, among them, a 25% reduction in the price of the contracted energy (from R$97.4 R$72.6/MWh). Given this determination, Ampla only paid the value authorized by ANEEL. ENERTRADE sustained that the contract was tacitly approved by ANEEL due to the passage of time and obtained, through judicial demand No.2003.34.00.023785-2 against ANEEL, a provisional judicial measure that suspended the effects of the condition imposed by ANEEL, declaring the contract tacitly approved by that entity. ANEEL has not yet been able to have this provisional measure annulled. With the purpose of confirming the right assured by the provisional measure, Enertrade, in December 2005, established an arbitration procedure against Ampla, under nº 3/2005 in the Cámara de Conciliación y Arbitraje of the Fundación Getúlio Vargas/RJ. Ampla continued to pay the reduced rate because, in addition to not being part of the process, it was not authorized to transfer the full cost to its tariffs.

Process status: On February 29, 2008 the Arbitration Court delivered a judgment establishing a due date (March 24, 2008) for closing the investigation. On March 17, 2008 the Arbitration Court extended the closing of the investigation for 30 days. On March 20, 2008 the Arbitration Court delivered a judgment extending the period for completing the arbitration proceedings No.03/05 and No.04/06 to September 22, 2008. On April 28, 2008 Ampla filed a claim against the expert’s requirements. On May 16, 2008 the Arbitration Court deferred the extension of the period for 15 days for delivering the accounting expert’s finding. On June 10, 2008 the accounting expert filed his finding at the Arbitration Court and to the technical assistants of Ampla and Enertrade. On June 20, 2008 Ampla informed that it was opposed to some points in the expert’s finding. On June 27, 2008 the Arbitration Court fixed the date for the adjudicative hearing (July 22, 2008). The hearing took place on July 22, 2008. On August 29, 2008 the Arbitration Court turned down the claim for partial judgment filed by Enertrade. On December 19, 2008 the Court informed the extension of the period to issue the judgment for 60 days.

Amount R$ 110.2 millions - US$ 46.5 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Ampla
Defendant	:	Enertrade - Comercializadora de Energía S.A
Court	:	Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	:	Arbitration procedure No. 04/2006

Summary of Proceedings: Counterclaim by Ampla against Enertrade. The facts of this procedure are the same as arbitration procedure 03/2005. Bearing in mind that the arbitration rules of this Chamber do not consider counterclaims, Ampla petitioned for a new arbitration to be established, with a view to decreeing the nullity of the contract or, alternatively, its avoidance. In this case, the same arbitration court has jurisdiction for hearing the case, which shall be processed together with the other proceeding. On August 28, 2006, Ampla petitioned in the arbitration court for the nullity of the contract entered into with Enertrade, or, alternatively, vacating it, maintaining simply that the contract is null and void, since it was not ratified by ANEEL, as stipulated in the law, which was an essential condition for entering into the contract; also null and void because it infringes Law 8.884/94; it was entered into in unfair terms and conditions, typifying the abuse of the power of control; and the contract fails to comply with its business function.

Process status: Rebuttal and rejoinder presented. On January 12, 2007, the parties presented graphs showing the stock ownership of the companies involved in the arbitration, as well as also information about the companies that audited the parties and the companies linked to them. At the request of the Court of Arbitration, Ampla clarified the information presented, indicating the other auditing companies of the Endesa Spain Group. On February 12, 2007, the petition for expert accounting and technical testimony required by Ampla was ordered, as well as also for expert witnesses. On March 2, 2007, the technical assistants were appointed and the legal standing and role of the witnesses presented. Enertrade challenged the issues presented by Ampla. On March 16, 2007 Ampla filed a reply to the challenge. On April 2, 2007, the Court of Arbitration notified the extension of the deadline for concluding the arbitration proceedings by 178 days. The new deadline is September 28, 2007. On May 21, 2007, the experts for the technical and accounting expert testimony were named. The progress of this proceeding is the same as above for the arbitration proceeding of Enertrade against Ampla.

Amount: R$ 40.2 millions - US$ 17 millions.

Plantiff	:	Getec Guanabara Química E Industrial S/A
Defendant	:	Ampla
Court	:	3er Juzgado Civil de Niterói
Case/Identification	:	1996.002.017152-9

Summary of Proceedings: Refund equal to the equivalent of 16.67% of electric energy invoices during March of 1986 through March of 1991, and March 1991 going forward, twice such amount, with interest accrued since date of litigation (September 26, 1997) and legal fees based on 20% of the sentence.

Process Status:  Execution phase, in which Ampla sustains the need for dismissal of the sentence. In a decision issued on September 4, 2008 the courts refused special appeal presented by Ampla.

Amount: R$ 98.8 millions - US$ 41.7 millions.

Plaintiff	:	Unión Federal
Defendant	:	Ampla
Court	:	Organo Especial del TRF de la 2ª Región
Case/Identification	:	2009655-3

Summary of Proceedings: COFINS — INMUNITY. In the nineties, a large number of the Brazilian public utility companies files resorts against the tax known as COFINS (Contribution for Financing Social Security) because they considered that the Brazilian Constitution exonerated them from that tax. Most of the companies lost the lawsuits. Ampla won the lawsuit (for the period from 1996 to 2001), because the Tax Administration forgot to file an appeal against the decision handed down by the court of appeal. However, the Prosecutor’s Office of the Federal Union brought an exceptional action known as “an action for annulment” to attempt to annul the unappealable judgment favorable to Ampla.

Process status: In December, 2003, the Regional Court of Rio de Janeiro (equivalent to the Court of Appeal) confirmed the inadmissibility of the action for annulment filed by the Federal Union. On December 21, 2007, the Federal Union filed a Special Resort against the decision of the Rio de Janeiro Court rejecting unanimously all of its previous appeals. This Special Resort is addressed to the Higher Court of Law (STJ), the court in Brasilia that rules on unconstitutional

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

issues. On February 29, 2008 Ampla was notified to submit its reasons against the special resort filed by the Federal Union. The special resort was filed without the extraordinary resort and there is judicial practice that indicates that both resorts should be filed together. Therefore, there are arguments to consider that the extraordinary resort of the Federal Union has become null and void. On April 30, 2008 the Regional Federal Court (Court of Rio) decided not to accept the special resort of the Federal Union, whose objective was to take the discussion on the admissibility of the annulment action to the Superior Court (Court of Brasilia). On June 12, 2008 such decision was published. The Federal Union could still file a resort against this decision. The Federal Union filed a resort at the Superior Court on July 11, 2008. Ampla will be notified so that it files its pleadings within a 10 day period. The decision so that Ampla files its pleadings was published on September 11, 2008. Ampla filed its pleadings on September 22, 2008. The judgment of the resort has not been delivered yet.

Amount: R$ 387 millions - US$ 166 millions.

Plaintiff	:	Secretaria de Receita Federal (“SRF”, theBrazilian IRS)
Defendant	:	Ampla
Tribunal	:	Comisaría de la Recaudación de Impuestos Federal de Niterói/RJ
Rol/Identificación	:	Auto de Infracción Nº 0710200/00112/05 y Juicio Administrativo nº 10730.003110/2005-55

Summary of Proceedings: COFINS — Period after Immunity. In December, 2001, the article of the Federal Constitution on which Ampla had based its discussion of immunity with regard to the COFINS, pursuant to which Ampla did not pay this tax, was amended. There is an article in the constitution that states that legislative changes come into force 90 days after their publication. Based on this article, Ampla started paying the COFINS tax as of April, 2002. However, the SRF argues that this constitutional regulation only applies to changes to regulations involving laws, but not the Constitution itself, whose amendments should come into force immediately. The SRF also claims that, as a result of Ampla’s change in tax regimen (from earned to accrued), the taxable amount of the COFINS tax increased during the first semester of 2002.

Process status: The action was notified in 2003. The decision of the 1st administrative instance went against Ampla and an appeal with the second administrative instance was filed on October, 2004. The resort was ruled on recently in the 2nd administrative instance, partly favorable to the Treasury in terms of the period when changes to the Constitution come into force and partly favorable to Ampla in terms of the tax on income due to the change in tax regimen from earned to accrue. Taxes in question are estimated to be 35%. Once the amount owed by the SRF is determined, it may be enforced. The part of the Document that was accepted by the Court of Appeal is R$87,040. This will have to be confirmed by the Secretaria SRF. Once the amount due by the SRF is calculated, this agency will be able to start the executory process, when Ampla will discuss the constitutional issue. On April 8, 2008 the Treasury Department filed a resort against this decision at the Court of Appeal. On September 19, 2008 Ampla was called upon to make its plea for the defense against the special resort filed by the Treasury Department. On October 6, 2008 Ampla made its plea for the defense against the aforementioned resort and also filed a resort at the Court of Appeal to try to change the part of the decision that was not favorable to Ampla. The judgment has not been delivered yet.

Amount: R$ 124.1 millions - US$ 53.1 millions.

Plaintiff	:	SRF
Defendant	:	Ampla
Court	:	Commissariat of the Niterói Federal Collection Tax
ID Number	:	Infraction Proceeding 0710200/00112/05 and Administrative
Trial 10730.003110/2005-55 (d.38)

Summary of Proceedings: FRNs — In order to finance its investment in Coelce, in 1998 Ampla issued FRNs (bonds) for $350 millions  maturing in 2008, which were subscribed by Cerj Overseas (an overseas subsidiary of Ampla, which former name was Cerj). The bonds have a special tax regimen consisting of no withholding tax (15% or 25%) being applied on payment of interest abroad, always provided that, among other requirements, there is no advanced amortization before the average term of 96  months. In order to acquire these bonds, Cerj Overseas obtained financing outside Brazil consisting of a six-month loan. At the end of the period (October, 1999) because of problems of access to other sources of financing, Cerj Overseas had to refinance with Ampla, which granted it a loan in Reais. The Secretary of Federal Tax Collection argues that the tax concession had been lost in 1998, since the loans in Reais granted to Cerj Overseas by Ampla were the equivalent of an advanced amortization of the debt before the average amortization period of 96 months. Currently there remain FRNs for $ 169 R$40.2 millions.   (The balance was capitalized in 2004).

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Process status: The notice of infringement was notified in July, 2005. In August, 2005, Ampla filed a resort with the 1st administrative instance, and it was rejected. In April, 2006, a resort was filed with the Council of Taxpayers (2nd administrative instance). On December 6, 2007, the Council of Taxpayers issued its verdict completely favorable to Ampla. The period for executing the verdict and publishing the decision is estimated at about 6 months. After the publication of the decision, the SRF will have 30 days to file a resort.

Amount: R$ 557 millions - US$ 239 millions.

Plaintiff	:	Secretary of Treasury
Defendant	:	Ampla
Court	:	Office of Commissioner of Treasury
Case/Identification	:	Infringement Document No.03.177555-4; Administrative Proceeding No.E-34/059.193/05

Summary of Proceedings: ICMS FINE. In 2002, the State of Rio de Janeiro stipulated via a decree that the ICMS should be calculated and paid on the 10th, 20th and 30th of the same month accrued. Because of cash problems, Ampla continued to pay the ICMS under the former system (payment until the 5th of the month after it accrued).

Process status: Notwithstanding an informal agreement with the State of Rio de Janeiro, and 2 amnesty laws, in October, 2004, the State of Rio de Janeiro brought a proceeding against Ampla to collect the fine for late payments; Ampla appealed against the fine in the same year. In February, 2007, Ampla was notified of the decision of the 1st administrative instance, which confirmed the proceeding brought by the State of Rio de Janeiro. On March 23, 2007, an appeal was lodged with the Council of Taxpayers of the State of Rio de Janeiro (2nd administrative instance). Ampla obtained a preliminary ruling in its favor that enabled it to bring this resort without having to make a deposit of furnish a guarantee for 30% of the value of the updated fine. Waiting for the decision of the Council of Taxpayers.

Amount: R$ 135 millions - US$ 58 millions.

Plaintiff	:	Companhia Brasileira de Antibióticos (CIBRAN)
Defendant	:	Ampla
Court	:	1st Civil Court of Itaboraí
Number/Identification	:	2006.023.008555-6

Summary of proceedings: This is an action in which the plaintiff requires the compensation for damages as a result of loss of products and raw materials, breaking of machinery, among other things, occurred due to the poor service provided by Ampla between 1987 and May 1994, as well as compensation for moral prejudice.

Process status: On June 4, 2008 a Judge’s decision was published. The Judge partially accepted the precautionary measure filed by Ampla to recognize the statute of limitations of the plaintiff’s claim in regard to the period from January 1993 in accordance with the regulation of the Civil Code. A resort was filed against that decision so that in the event that the legal significance of the action is lost, it is possible to try to recognize the statute of limitations based on the Consumer Code. CIBRAN filed a resort against that last decision on June 17, 2008. On August 27, 2008 CIBRAN’s resort was rejected, as was published on September 1, 2008).

Amount R$ 69.5 millions - US$ 29.3 millions.

Plaintiff	:	Qualita’s Tecnología y Servicios Ltda and Symon de Souza Coury
Defendant	:	Ampla
Court	:	4th Civil Court of Niteroi County
Case/Identification	:	2005.002.024695-9

Summary of Proceedings: The plaintiff brought this suit pleading that it had been created to serve Ampla since October, 1999 and that this contract should be in force until March 31, 2009, being able to be extended. The plaintiff petitioned for redress for material damages and moral prejudice caused by an alleged unilateral annulment of the contract by Ampla, which would have caused the plaintiff damages of about R$54  millions.

Process status: On January 29, 2008 the adjudicative hearing took place. Also, the judgment was delivered and determined a successive 10 day period for filing reports. Ampla filed its reports on February 11, 2008. On August 7, 2008 the judgment was published. This judgment considered the plaintiff’s request as inadmissible, and the issue as abated as result of the resolution of the legal significance. The judgment also ordered the plaintiff to pay the court costs and the attorney’s fees amounting to 10% of the lawsuit. On November 25, 2008 the resolution was published and determined the filing of arguments against the resort of appeal filed by Qualita.

Amount: R$ 63.6 millions - US$ 26.7 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Laboratorios B. Braun S.A
Defendant	:	Ampla
Court	:	Regional Federal Court (RFC) of the 1st Region
Number/Identification	:	2003.002.026302-2

Summary of Proceedings: Refund of the amounts wrongly collected and the exclusion of invoices to be expired. All of this for 20% including interest and monetary correction.

Process status: Pre-trial proceedings. The producing of the expert evidence was deferred. Dr. Sylvio Batista dos Santos Filho was appointed as an expert. He should be notified to file his finding in 20 days. The parties were enabled to appoint a technical assistant and propose points to be considered in the investigation. Dr. Sylvio Batista did not accept to conduct the expert’s investigation and a new expert was appointed, Dr. Tavares Moreira, who should be notified to inform whether he accepts to conduct the expert’s investigation.

Amount: R$ 56.4 millions - US$ 23.8 millions.

Plaintiff	:	Cibrapel S/A Industria de Papel y Embalajes
Defendant	:	Ampla
Court	:	Single Chamber of Guapimirim County
Case/Identification	:	1998.073.000018-6

Summary of Proceedings: 1) Plaintiff asks the court to order Ampla to indemnify the material and other damages caused by the poor quality of the services rendered by Ampla between the years 1991 and 1998. 2) Plaintiff asks the court to order Ampla to refund the amounts paid as a result of the price increase implemented following administrative resolutions 38 and 45 of 1986, which have been considered illegal, both by the government and by the courts.

Process status: On February 1, 2008 the judgment was published and was partially favorable to Ampla. On February 6, 2008 Ampla filed resorts requiring a change to the decision in regards to the payment of court costs and attorneys’ fees. The resorts filed by Ampla were partially accepted in regards to changing the judgment regarding the attorneys’ fees. On May 28, 2008 the plaintiff’s resorts were rejected. The decision was published on June 16, 2008. On July 1, 2008 Ampla filed a resort of appeal and so did the plaintiff. We are waiting for the opening of the period to file arguments against the resort of appeal.

Amount:  R$49.6 millions - US$ 20.9 millions.

Plaintiff	:	Astec Assesoria de Serviço Técnicos e Tributários Ltda.
Defendant	:	Ampla
Court	:	4th Civil Court of Niteroi
Number/Identification	:	2007.002.074798-9

Summary of proceedings: The plaintiff alleges that Ampla has not complied with clauses of the agreement signed by the parties regarding the rendering of consulting services.

Process status: This legal action was filed on December 19, 2007. Ampla was notified to make its plea for the defense as rendered by Ampla on February 21, 2008. The plaintiff made its plea for the defense on May 26, 2008. The Judge deferred the admission of additional proof of private documents and accounting expert evidence, appointing Dr. Robson Gago as an expert. The parties were entitled to appoint technical assistants and prepare the points to be considered. After that, the expert will be notified so that he states if he accepts the work and presents his fee proposal. The analysis of the producing of oral evidence will be performed after the filing of the expert evidence. The expert returned the proceeding with his fee proposal.

Amount: R$ 39.7 millions - US$ 16.8 millions.

Plaintiff	:	Perma Ind de Bebidas S/A
Defendant	:	Ampla
Court	:	2nd Civil Court of Niterói
Number/Identification	:	2006.002.003327-9

Summary of proceedings: Refund of the excessive collection of electric energy rates.

Process status: Period for the hearing of the case after the redistribution of the proceeding to the Provincial Justice.

Amount: R$ 35.4 millions - US$ 14.9 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Fábrica Boechat Ltda.
Defendant	:	Ampla
Court	:	Regional Federal Court (RFC) of the 1st Region
Number/Identification	:	1999.01.00.019832-8

Summary of proceedings: Refund of the excessive collection of the electric energy rate.

Process status: Period allowed for filing of an appeal.

Amount: R$ 34.4 millions - US$ 14.5 millions.

Plaintiff	:	Municipality of Itaboraí
Defendant	:	Ampla
Court	:	2nd Civil Court of Itaboraí
Number/Identification	:	2004.023.004759-9

Summary of proceedings: The claim is the review of the amount collected for the supply of electric energy to the plaintiff and double refund of the value paid in excess for the last ten years for the public lighting in streets, squares and municipal public areas. The plaintiff alleges that the collection is not consistent with the actual consumption, as the concessionary company does not consider night time and turned off bulbs correctly. This results in a difference in excess for 21.89% in invoices.

Process status: The proceeding is in the period allowed for the investigation. Return of court records by the expert on July 23, 2008. The expert also informed his fees for R$102,000. On August 25, 2008 Ampla was required to notify the expert so that he was informed of the method of work used in the investigation.

Amount: R$23.8 millions - US$ 10 millions.

Plaintiff	:	Televisión Cidade S/A.
Defendant	:	Ampla
Court	:	8th Civil Court of Niteroi
Number/Identification	:	2004.002.008999-1.

Summary of proceedings: On May 3, 2004 the plaintiff filed an action to reduce the value of the agreement for the passing (support) of the plaintiff’s cables in the network of Ampla, alleging that the price of the agreement is excessively high.

Process status: On September 20, 2006 the court records were sent to the expert and they are still under investigation.

Amount: R$ 24.1 millions - US$ 10.2 millions.

Plaintiff	:	Real Veículos Com E Ser Ltda.
Defendant	:	Ampla
Court	:	Regional Federal Court (RFC) of the 2nd Region
Number/Identification	:	1997.51.01.104745-5

Summary of proceedings: Refund of the excessive collection of electric energy rates.

Process status: Currently within appeal period.

Amount: R$ 18.6 millions - US$ 7.9 millions.

Plaintiff	:	Electrovidro S.A
Defendant	:	Ampla
Court	:	8th Tax Court of the County of Río de Janeiro
Case/Identification	:	1995.001.065045-7

Summary of proceedings: Lawsuit dated June 14, 1995 in which it is argued that AMPLA infringed the rules of Statutory Decree 2283/86 which stipulated freezing of prices while the Cruzado Plan was in force. This plan corresponds to Porteria 45/86 of the DNAEE which increased the rate for electrical energy for industrial use by 20%. The plaintiff petitions for the charge to be declared illegal and for restitution of the amounts paid incorrectly with interest penalties.

Process status: The objection to the claim filed by Ampla on February 20, 2008 was rejected. Against the decision of harmonization of the expert’s finding issued on November 8, 2007, both parties filed resorts (seizures of statement); however, they were rejected and so new resorts were filed (torts) by Ampla and Electrovidro (file numbers

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

2008.002.02344 and 2008.002.02723). In regard to resort No.2008.002.02344 filed by the plaintiff, the Court of Rio de Janeiro issued the decision to establish that the calculations of the settlement sentence should include the wrong increase value until the invoices of December 2005, when the expert’s finding was completed, recognizing the “cascade effect”. After that, due to the decision of its resort (tort), the plaintiff required to notify Ampla to pay R$16,178,697.80 in accordance with Article 475-J of CPC (Brazilian Civil Code), in regard to the improper “cascade effect” of the refund of the amounts for wrong payments, which was deferred by the judge. The related decision was published on May 5, 2008. A special resort was filed to change the Court’s Decision. After that, a tort was filed to give leave for the special resort, which was distributed to the superior court and will be assessed by the Judge. Also, Ampla filed precautionary measure No.2008.014.00082. The precautionary measure was deferred by the 3rd Vice-Presidency of the Court of Rio de Janeiro, which determined the interruption of the executory process. After that, the special resort was rejected and the precautionary measure was annulled. Also, we filed a new precautionary measure at the superior court. This measure was abated without considering the merits of the case. A tort was filed. This tort has not been assessed yet. In first instance Electrovidro took up again the execution of the cascade effect in the restated amount of R$18.7 millions , including the 10% fine of Article 475-J of CPC, calculated by the Judge. Therefore, we filed a letter of bank hypothecation, which was accepted with guarantee of the appealable proceeding. The seizure of on line assets required by Electrovidrio was turned down. For this reason, a tort was filed. In this resort of Electrovidro, on October 1, 2008 the Court authorized the blocking of 5% of the billing of Amplia up to 18.7 million Reais. Ampla requested the interruption of the measure that authorized the seizure of 5% of the billing. This was approved by the Head Judge. Electrovidro filed a resort whose judgment has not been delivered yet. Also, the Supreme Court has not delivered a judgment of a resort in which Ampla tries to correct a material error of the final judicial decision arguing that this would give occasion for the execution of the cascade effect of Electrovidro. An objection to the serving of the judicial decision was filed in first instance in order to require the interruption of the serving until the final judicial decision on the incident. This was approved by the judge. Electrovidiro did not agree on the above and filed a resort. The judge approved to continue with the serving, that is the 5% seizure of Ampla’s billing. Therefore, Ampla requested to reconsider that decision. The responsible judge informed that he understands that the preliminary measure is also interrupted. We are waiting for the judgment of the objection to serve the judicial decision and the resorts at the Superior Court and Court of Rio de Janeiro.

Amount: R$ 19.5 millions - US$ 8.2 millions.

Plaintiff	:	Companhia Eletromecânica Celma
Defendant	:	Ampla
Court	:	Regional Federal Court (RFC) of the 2nd Region
Number/Identification	:	1994.002.005084-9 (2001.002.007238-8)

Summary of proceedings: Refund of amounts collected and received excessively.

Process status: The final judicial decision that solved the settlement was published. Ampla filed a resort against such final judicial decision. The final judicial decision rejected the objection and fixed the final value of the serving in R$298,853.85, plus interest and monetary correction that were already set from the date of the last calculation until its actual payment. Some resorts were filed that were later rejected and resulted in the filing of an appeal. We are waiting for the plaintiff’s response.

Amount: R$ 16.5 millions - US$ 7 millions.

Plaintiff	:	Engebra Empresa de Energia do Brasil Ltda. e Usina Termeléctrica de Anápolis (UTE Daia)
Defendant	:	Ampla and other 26 concessionary companies
Court	:	6th Court of Goiana
Number/Identification	:	2008.02220430

Summary of proceedings: Discussion on the value of the energy purchase-sale contract and the value of VUC (variable unit cost of generated energy) in accordance with the contract. The plaintiff requests the rate recomposition and compensation.

Process status: The claim was notified on May 21, 2008. An issue of jurisdiction is being processed. On July 17, 2008 Ampla and Coelce filed a resort (tort) against the decision on the jurisdiction dispute that provided a precautionary measure. The judge of the 6th Civil Court of Goiás was appointed to process the emergency measures. On September 1, 2008 the decision of the Court was published. The Court did not recognize the jurisdiction dispute unanimously. On September 10, 2008 Ampla and the other defendants filed resorts at the Superior Court. On November 10, 2008 the Superior Court issued a decision, in which it rejected the resorts. As the lack of jurisdiction of the state justice of

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Goiânia to adjudicate the lawsuit was determined, we are waiting for the distribution of the proceeding to the Federal Court of the Federal District so that it continues with the proceeding.

Amount: Undetermined

Plaintiff	:	Usina Termeléctrica de Anápolis (UTE Daia)
Defendant	:	ANEEL, Federal Union, AMPLA and other 26 concessionary companies
Court	:	15th Court of the Federal District
Number/Identification	:	2008.34.00.003724-2

Summary of proceedings: Discussion on the value of the energy purchase-sale contract and the value of VUC (variable unit cost of generated energy) in accordance with the contract. The plaintiff requests the rate recomposition and compensation.

Process status: On August 7, 2008 the final judicial decision was published. This decision approved the request for the withdrawal of the case by the plaintiff. The plaintiff and one of the defendants (Elektro) on August 20 and 21, 2008, respectively, filed an appeal.

Amount: There is no amount (continued in lawsuit No.2008.02220430 above)

Plaintiff	:	Fraspol Ind e Com Ltda
Defendant	:	Ampla
Court	:	7th Civil Court of Niterói
Number/Identification	:	2005.002.014243-0

Summary of proceedings: Refund the amount paid excessively. The plaintiff alleges that there was an illegal increase in the electric energy rate during the “Crossed Plan”. Process status: Ampla presented the expert’s fees for starting the works in progress. The findings of the expert investigation were prepared and the parties expressed their opinions through a resolution that will be published.

Amount: R$ 13.9 millions - US$ 5.9 millions.

Plaintiff	:	Sadia Concórdia S A
Defendant	:	Ampla
Court	:	1st Civil Court of Duque de Caxias
Number/Identification	:	1997.512.004615-5 (2004.001.10345)

Summary of proceedings: The Court ordered Ampla to refund the standing charges for electric energy rates paid in excess (20%) due to the application of the adjustments in accordance with Resolutions 38 and 45 during the period of price freeze, as well as their effects on the subsequent periods, plus interest and monetary correction in accordance with the consumer price index (CPI) and the attorneys’ fees fixed in 20% of the total value of the refund.

Process status: We are waiting that the plaintiff starts the executory process of the court decision.

Amount: R$ 13.6 millions - US$ 5.8 millions.

Plaintiff	:	Cerámica Marajó Ltda.
Defendant	:	Ampla
Court	:	3rd Civil Court of Niteroi
Number/Identification	:	1998.002.026066-0

Summary of proceedings: Eliminate the illegal 20% increase in the invoices for electric energy consumption based on Resolution 45/86 of DNAEE (Brazilian National Water and Electric Energy Department) and its consistent reflections on the subsequent invoices and refund all the amounts illegally received.

Process status: In executory process; we are waiting for the preparation of the technical report by the judicial expert. Proceeding sent to the expert on March 19, 2008. Ampla filed an objection to the expert finding.

Amount: R$ 13.2 millions - US$ 5.6 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Pinto de Almeida Engenharia S/A
Defendant	:	Ampla
Court	:	7th Civil Court of Niteroi
Number/Identification	:	1998.002.027241-7

Summary of proceedings: Absence of obligation of the plaintiff to pay the electric energy increased by Resolutions 38 and 45 and refund of amounts wrongly paid from March 1986, plus interest and monetary correction; order the defendant to reduce future invoices in the same proportion of the increases supported by those resolutions.

Process status: The lawsuit was reopened by the plaintiff to start the executory process of the court decision.

Amount: R$ 11.7 millions - US$ 6.3 millions.

Plaintiff	:	Roberto Barbosa Ramos and Almira Barbosa Ramos
Defendant	:	Ampla
Court	:	Court of Arraial do Cabo
Number/Identification	:	2002.005.000034-6

Summary of proceedings: Compensation for death of a child due to electrocution. The parents try to obtain compensation for moral prejudice equivalent to 20,000 minimum wages for R$ 59 millions.

Process status: Proceeding in the period allowed for pre-trial proceedings. We are waiting for the filing of the fee proposal by the expert and the subsequent start of the expert’s investigation. The expert’s fees were proposed for R$ 4,750. That decision was objected. The objection has not been processed yet. After that, the expert evidence should be performed. The expert maintained the value of his fees. Therefore, there was a new request so that the expert expresses his opinion on a possible reduction of his fees and financing of the amount required.

Amount: R$ 21.8 millions - US$ 9.2 millions.

Plaintiff	:	Compañía Brasileña de Antibióticos (Cibran)
Defendant	:	Ampla
Court	:	11th Court of the Treasury of Rio de Janeiro
Number/Identification	:	2000.001.109379-0

Summary of proceedings: Questioning of the calculation base of the ICMS (Brazilian VAT) as it includes the value of the same tax (“inside” calculation).

Process status: In the initial period allowed for pre-trial proceedings. On March 5, 2008 the prosecuting authority returned the proceeding and we are waiting for the proceeding to start being processed.

Amount: Undetermined.

Plaintiff	:	Union of Workers in the Niterói Electrical Energy Industry representing a class action suit by 2841 employees
Defendant	:	Ampla
Court	:	Niterói Work Chamber
Case/Identification	:	Labour Complaint 884/1989

Summary of Proceedings    : In April 1989, the Niterói Union, in representation of 2841 employees, launched an action claiming salary differences of 26.05% since February 1989 that were related to the economic plan instituted by Decree Law 2.335/87, or “Summer Plan”.

Process status: Ordinary proceedings have finished. The current discussion is focused on the compliance with the final judicial decision where execution motion to dismiss was filed. The main proceedings were accepted in accordance with the execution motion to dismiss. We are waiting for the decision on the resort filed the plaintiffs.

Amount: R$48.3 millions - US$ 20.4 millions.

Plaintiff	:	Selma de Souza and 122 other plaintiffs
Defendant	:	Ampla
Court	:	2nd Employment Chamber of Niterói
ID Number	:	Work Complaint No.3142/1995

Summary of Proceedings   : The plaintiffs were fired by the Company and demand to be reinstated and to have their right of employment stability recognized.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Process status: Accessory Innominate Action for Provisional Resort filed, taking into account that the previous Action for Provisional Resort, which kept the plaintiffs out of the company, was repealed by the effect of the Tort filed in the Claim proceedings submitted by the plaintiffs to the TST, which understood that it was competent to do justice to the suspensive effect in question. In the face of the position adopted by the TST, this Action for Provisional Resort was filed seeking to stay the effects of the advanced tutelage and also have a suspensive effect on the ordinary resort filed in the pleas and proceedings of the case, with such being favorable to the company’s position. The court records were taken from Brasilia to the Regional Labor Court (RLC) to consider the legal significance of the resort; however, this will be adjudicated after the proceeding of the resort filed at the Federal Supreme Court.

Amount: R$ 70.2 millions - US$ 29.6 millions.

Plaintiff	:	José Reynaldo Ferreirinha and Others
Defendant	:	Ampla and Brasiletros
Court	:	3rd Labor Court of Niterói
Number/Identification	:	Labor Claim 2422/1990

Summary of proceedings: The plaintiffs requested the jointly sentence, differences of complements and additional of retirement pension, plots expired and to be expired with reflections and attorneys’ fees.

Process status: We are waiting for the decision on the appeal filed by Ampla.

Amount: R$ 16.3 millions - US$ 6.9 millions.

Plaintiff	:	Ampla
Defendant	:	Instituto Nacional de Seguro Social (INSS)
Court	:	1st Federal Court of Niteroi
Number/Identification	:	2005.51.01.011845-3

Summary of proceedings: Ampla filed an action against INSS (National Social Security Institute) requesting the right to receive the contribution to the occupational accident insurance (OAI) in accordance with the level of risk of the activity mainly carried out in every place of business (parent company and subsidiaries) legally incorporated and the level of risk of the activity carried out by the company.

Process status: The company required the producing of proof of private documents, expert evidence and evidence of witnesses. Evidentiary stage closed and judge is considering his ruling since July 31, 2008.

Amount: R$ 0.2 millions - US$ 84,424

Plaintiff	:	Federal Union
Defendant	:	Ampla and others
Court	:	5th Federal Court of Niterói
Number/Identification	:	2008.51 of February 20001414-1

Summary of proceedings: The purpose of this executory process distributed to Ampla and its directors and former directors is the service of dispossession of debit: 35.887.326-6 and 35.887.328-2, regarding the contribution to the OAI. The legal significance was discussed in proceeding No.2005.51 of February 20011845-3. Ampla filed a claim requiring to exclude from the liabilities of this executory process Ampla’s directors and former directors, considering that this company already took on the responsibility for the debit of this action when fully guaranteed the action for provisional resort No.2008.51 of February 20001005-6. The transfer of the letters of hypothecation guaranteed in this action for provisional resort to the executory process in order to file resorts against executory process was required (this was granted in the trial).

Process status: On November 7, 2008 we filed execution motion to dismiss regarding the current directors in order to exclude them. On November 11, 2008 resorts against the executory process were filed. On November 19, 2008 a judicial decision was issued. This decision stated the opinion of the Public Prosecutor’s Office of the Treasury on Ampla’s claim of motion to dismiss and the negative representations of service of the legal process regarding the former directors. On November 21, 2008 the court records were sent to the Public Prosecutor’s Office of the Treasury. We are waiting for the opinion of the Public Prosecutor’s Office of the Treasury on the claim of motion to dismiss filed by Ampla.

Amount: R$ 19 millions - US$ 8 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Ampla
Defendant	:	Unión Federal
Court	:	2nd Federal Court of Niterói.
Case/Identification	:	Ordinary Proceeding 96.0035652-1 and Civil Appeal 98.02.09149-9.

Summary of proceedings: PIS — This is an ordinary proceeding in which AMPLA seeks to obtain tax immunity for collection of the tax known as PIS. It also seeks for the Federal Union to be sentenced to reimbursing all the amounts collected over the past five years since August, 1996, based on paragraph 3 of article 155 of the Federal Constitution.

Process status: Appealable judgment unfavorable to Ampla. On August 5, 2008 the judicial decision was published and considered as admissible the resorts (seizures of statement) filed by Ampla. Ampla filed a claim to confirm what was requested and request that the executory process should start. On October 15, 2008 the decision that determined the remittance of the proceeding to the judicial accountant so that the calculations filed by Ampla were compared was published. Ampla filed a resort (seizure of statement) against such decision so that the proceeding is not sent to the judicial accountant as the judicial accountant already expressed his opinion that he has no technical qualifications to compare the calculations. We are waiting for the judge’s ruling.

Amount: R$ 23.6 millions - US$ 10 millions.

Plaintiff	:	Office of Treasury
Defendant	:	Ampla
Court	:	Board in Full Attendance
Number/Identification	:	Infringement Document No.01.082242-7 and Administrative Litigation No.E-04/893.637/99

Summary of proceedings: Tax sanction due to presumptive difference in the payment of ICMS (Brazilian VAT). Ampla is an ICMS debtor for wrong VAT credits in connection with amounts of entry of products intended for fixed assets.

Process status: On July 27, 1999 Ampla filed its objection to the Infringement Document, which was considered as inadmissible by the Tax Review Authority of the State of Rio de Janeiro. As a result, Ampla filed a voluntary appeal, which was no accepted by the 3rd Chamber of the Taxpayers Council. Due to the new decision unfavorable to Ampla, Ampla filed a resort at the Board in Full Attendance. The proceeding is in the period allowed for steps and then will be adjudicated by the Board in Full Attendance. The decision of the court has not been issued since February 25, 2008

Amount: R$ 15.3 millions - US$ 6.5 millions.

Plaintiff	:	Municipality of Magé
Defendant	:	Ampla
Court	:	Municipal Office of the Treasury
Number/Identification	:	Infringement Document No.1056

Summary of proceedings: Infringement Document prepared in order to collect the Land Use Rate between 2000 and 2005.

Process status: Ampla filed an objection to the infringement document. Waiting for the appealable decision of the Court.

Amount: R$ 12.9 millions - US$ 5.5 millions.

Plaintiff	:	ASOBRAEE - Brazilian Association of Consumers of Water and Electricity
Defendant	:	Ampla
Court	:	5th Civil Court of Niteroi County
Case/Identification	:	2006.002.002621-4

Summary of Proceedings: The Plaintiff presented this action requiring that the DNAEE nº 038 and 045 Resolutions of 1986 be declared null. These resolutions established the rate adjustment, for which AMPLA may be condemned to the restitution of the improper charge, equivalent to 20% of what it would have charged all the consumer in the period from March to November 1986, as well as to force Ampla to present the complete schedule of payments made for all of the consumers in the period from March to November 1986.

Process status: The resort filed by Ampla against the decision that adjudicated the incident of objection to the value of the lawsuit became a retained resort for the preliminary assessment for the appeal trial by the Court of the State of Rio de Janeiro.

Amount: Undetermined.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Consumer Defence Commission of the Legislative Assembly of the State of Rio de Janeiro
Defendant	:	Ampla
Court	:	7th Business chamber of the State of Rio de Janeiro
Case/Identification	:	2005.001.084370-8

Summary of Proceedings: This is a Public Civil action launched in order to prevent the installation of electronic measurement meters. The plaintiff states that this modernization’s only purpose is to prevent theft of electricity and would actually deprive consumers of their right to information. Plaintiff argues that it is Ampla’s responsibility to detect electricity theft in other ways and not put the burden on the consumer.

Process status: Ampla submitted allegations against the Appeal filed by the Plaintiff and the proceedings were then remitted to the Justice Court. The Appeal entered the court under No. 2006.001.22785 and was distributed to the 15th civil chamber of the court. The court, by unanimous decision, rejected the appeal, which was published on August 16, 2006. The Plaintiff then filed a Special Recourse, with the proceedings being remitted to the 3rd Vice-presidency of the court. On October 16, 2006 Ampla submitted its allegations. On October 25, 2006, the proceedings were remitted to the “Procuraduria General de Justicia” and were returned on November 22, 2006. On January 3, 2007, this resort was rejected. On January 16, 2007, the Plaintiff filed instrument tort against the decision that rejected the special resort. On March 6, 2007, the instrument tort was remitted to the Higher Court. On April 12, 2007, the case records were remitted to the reporting clerk, where they have been to this date. On September 11, 2007, the decision accepting hearing of the Special Resort by the Higher Court was published. On October 16, 2007 the court records were sent to the Superior Court.

Amount: Undetermined

Plaintiff	:	Macao Consumer and Worker Defense Association - AMADECONT
Defendant	:	Ampla
Court	:	Single Chamber of the County of Río das Ostras
Case/Identification	:	2004.068.001287-1

Summary of Proceedings: The plaintiff launched this action requesting partial power in advance to prevent the Defendant from charging the TMIP (“Municipal Street Lighting Rate”), and requesting that Ampla be required to refund the amounts wrongly charged and pay the costs of the trial.

Process status: The prosecuting authority filed a resort (a tort - Proceeding 2008.002.22940) against the decision that rejected the trusteeship. On August 15, 2008 the decision was published. This decision accepted the tort and determined that Ampla is refrained from collecting the TIP in the electric energy invoices of consumers in the district of Río das Ostras until the end of the lawsuit. On August 22, 2008 Ampla filed resorts (seizures of statement). On September 1, 2008 the judicial decision was issued. This decision accepted the resorts (seizures of statement) imputing the change of the effects to such resort and rejected to follow up the resort of the prosecuting authority (tort). On September 5, 2008 Ampla informed the Judge about the decision of the appeals for reconsideration of judgment filed against the decision issued in the trial documents of the resort. On November 3, 2008 this was removed from the resort.

Amount: Undetermined

Plaintiff	:	General Attorney’s Office of the State of Rio do Janeiro
Defendant	:	Ampla and Municipality of Paraty
Court	:	Single Court of Paraty County
Case/Identification	:	2005.041.001008-9

Summary of Proceedings: The plaintiff brought this suit petitioning, by way of advanced tutelage, sentencing of the Municipality of Paraty to abstain from collecting the Contribution for Street Lighting (CIP), under penalty of a fine of R$50,000.00 (US$23,277.46) and, additionally, that Ampla should be compelled to collect the CIP separately, although on the same energy consumption bill, using different bar codes, under penalty of a fine of R$10,000.00 (US$4,666.79).

Process status: On July 3, 2008 the judgment was delivered. This judgment considered the proceeding as abated with no resolution of the legal significance. On July 11, 2008 the court records were sent to the prosecuting authority and they were returned on July 29, 2008. On August 4, 2008 the court records were sent to the Treasury Department and they were returned on August 8, 2008. The judicial decision was published on September 24, 2008.

Amount: Undetermined

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Municipality of Paraty
Defendant	:	Ampla
Court	:	Single Court of Paraty County
Case/Identification	:	2005.041.001124-0

Summary of Proceedings: The plaintiff brought this suit petitioning for: 1) Acceptance of the precautionary measure for Ampla to abstain from shutting off the power supply services, under penalty of a fine of R$10,000.00 (US$4,666.79) to be applied to each non-compliance of the delegated order, without detriment to any other possible penalties; 2) That Ampla should maintain the regularity of the system of supply and maintenance of the power transmission grid in satisfactory conditions for the users; 3) That Ampla should be sentenced to submit and execute within a reasonable period of time a project to modernize the grid, consisting of improvements to the power transmission equipment and lines in the area of the Municipality of Paraty; 4) the injunction for the Public Prosecutor’s Office to be a party to or to act in the case of legal expenses; and 5) The injunction of the Granting Power in the case, the State of Río de Janeiro, to express an interest in the case through its legal representative.

Process status: The court records were returned by the expert on June 11, 2008. On June 30, 2008 the court records were sent to the Municipal Treasury and they were returned on July 31, 2008. The Municipal Treasury filed an objection to the expert’s fees proposal. On August 21, 2008 the court orders were published. These court orders determined that the parties should express their opinion on the expert’s motion, which reduced his fees proposal to R$60,000.

Amount: Undetermined.

Plaintiff	:	Universidade Federal Fluminense
Defendant	:	Ampla
Court	:	4th Federal Court
Number/Identification	:	2000.51.020.04388-9

Summary of proceedings: The plaintiff filed a claim for the absence of judicial relationship between the plaintiff and the Province of Rio de Janeiro, in regard to the ICMS (Brazilian VAT) on the electric energy supply. The plaintiff alleges the unconstitutionality of the ICMS on electric energy invoices as it has tax immunity.

Process status: On June 13, 2003 the judicial decision was published. The decision considered the plaintiff’s request inadmissible. On July 13, 2005 the appeal filed by the plaintiff was sent to the reporting clerk.

Amount: Undetermined.

Plaintiff	:	Sindicato da Indústria de Cerâmica para Construção de Campos (Union of the Construction Ceramics Industry of Campos)
Defendant	:	Ampla
Court	:	6th Civil Court of Niterói
Number/Identification	:	2003.002.019554-5

Summary of proceedings: The Union of the Construction Ceramics Industry of Campos filed an action against Ampla alleging that the ICMS should not affect the demand for hired power, but the demand for power actually measured.

Process status: On June 23, 2008 the courts orders were published. These court orders determined the opinion of Ampla. On July 1, 2008 Ampla signed the claim and informed that it already completed the costs of the bench warrant. On August 19, 2008 the positive warrant of writ of summons by the State was attached. On October 9, 2008 this was removed from the letter rogatory. The letter rogatory is expected to be attached to the court records.

Amount: Undetermined

Plaintiff	:	State Attorney General’s Office
Defendant	:	Ampla
Court	:	2nd Civil Chamber of Town of Saint Gonzalo
Case/Identification	:	2003.004.034117-9

Summary of Proceedings: Plaintiff launched the Public Civil Action requesting first that Ampla be ordered to supply the regular consumers of Saint Gonzalo a quality electrical energy service without interruptions, and take all measures necessary to prevent such interruptions, even if in order to achieve this it must restructure all of its equipment; in the event it is absolutely necessary to interrupt the supply, then the restoration of supply must be immediate or the fine shall be R$10,000 a day.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Process status: On November 13, 2008 the court records were sent to the prosecuting authority and they were returned on November 13, 2008.

Amount: Undetermined

Plaintiff	:	Federal Prosecuting Authority
Defendant	:	Ampla
Court	:	17th Federal Court of Rio de Janeiro
Number/Identification	:	2008.51.01.012193-3

Summary of proceedings: A criminal indemnification action based on Ampla’s administrative investigation of the electronic meters. Requires as a precautionary measure that Ampla refrains from (i) issuing an invoice or collecting based on measurements made by electronic meters versions CS 5.0.2, 6.0.1 and 6.0.2; (iI) interrupting the electric energy supply to consumers that are in debit in connection with invoices issued based on electronic meters versions CS 5.0.2, 6.0.1 and 6.0.2; (iII) inserting in restrictive credit records the names of such users that are in debit. Also requires that ANEEL inspects the compliance with the precautionary measure by Ampla and  that Ampla pays equity damages and moral prejudice through credit in the invoice of electric energy.

Process status: On December 4, 2008 the resolution was published. This resolution ordered to provide with the copy of the claim filed by the Federal Office of the Public Prosecutor on July 11, 2008 as it was lost or, if not possible, that both parties express their opinions (the plaintiffs first) within a ten successive day period.

Amount: R$ 21 millions - US$ 9 millions

Plaintiff	:	Labor Prosecuting Authority
Defendant	:	Ampla
Court	:	3rd Labor Court of Niterói
Number/Identification	:	2028/2001

Summary of proceedings: The purpose of this action is to order Ampla to refrain from absorbing labor through a company (subcontract); otherwise, Ampla will be imposed a daily fine for noncompliance.

Process status: The court unanimously rejected the judgment of both resorts to maintain the judicial decision in all respects. Ampla filed resorts.

Amount: Undetermined

Plaintiff	:	Sindicato de Trabajadores de las Industrias de Energía Eléctrica del Norte y Noroeste Fluminense (Labor Union of Electric Energy Industries of the North and Northwest of Rio de Janeiro)
Defendant	:	Ampla
Court	:	2nd Labor Court of Campos dos Goytacazes
Number/Identification	:	1388/2003

Summary of proceedings: This is a suit intended to order Ampla in the obligation of not doing (refrain from absorbing labor through a company - subcontract); otherwise, Ampla will be imposed a daily fine for noncompliance.

Process status: Waiting for the period allowed for opinion about the expert finding.

Amount: Undetermined

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	2nd Federal Court and 4th Group of Regional Federal Court of the 2nd Region
Number/Identification	:	Action No.96.0035653-0 and Civil Appeal No.98 of February 2021000-5

Summary of proceedings: COFINS — Action filed by Ampla requesting: 1) Decree of tax immunity of Ampla for COFINS (social security financing tax); and 2) To order the Federal Union to refund the payments made on account of COFINS in the last five years duly corrected and increased in accordance with legal charges. As a result of the decision processed in the court and announced in injunction No.92.0113589-4, Ampla changed its requests maintaining only request 2 (refund of payments).

Process status: On May 2, 1997 the final judicial decision was issued. This decision considered as inadmissible Ampla’s request and ordered to pay the fees based on 5% of the value of the lawsuit. On August 15, 2006 the court rejected the

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

judgment of Ampla’s resort and accepted the judgment of the supporting resort of the Federal Union so that the proceeding returns to first instance and the Federal Union files a new plea due to the change in Ampla’s request. On December 6, 2006 the Court’s decision was published. This decision rejected the judgment of Ampla’s resort. On December 11, 2006 Ampla filed resorts so that the court explains the omission of the judicial decision. The trial for the resorts is pending.

Amount: Undetermined

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	4th Federal Chamber of Niterói and 4th Group of the TRF of the 2nd Region
Case/Identification	:	Ordinary Action No.96.0035387-5 and Civil Appeal No.1999.02.01.047064-8 (d.4)

Summary of Proceedings: FINSOCIAL - Ampla seeks to obtain the declaration that the tax-legal relationship (tax immunity) does not exist as regards the payment of the tax called FINSOCIAL, which would have an impact on its gross monthly revenue. It also seeks to have the Federal Union forced to refund the total amount collected in the last five years, starting from October 1996 and, if the foregoing is not possible, that the Federal Union be made to refund the difference between the amount paid in accordance with Laws 7,787/89, 7,784/89 and 8,147/90, and that due in accordance with Decree Law No.1.940/82, in the same period referred to above..

Process status: The lower court’s decision declared without grounds the request for immunity, but accepted the petition to declare unconstitutional the increases in the FINSOCIAL tax rate above 0.5% and the right to offset the said excess in current and future taxes due. The appeals of Federal Union and Ampla were filed. The proceedings were sent to Federal Regional Court where they are currently awaiting a judgment on the two appeals The judgment of the appeals filed by Ampla and the Treasury was delivered on December 2, 2008. The Regional Federal Court rejected the resorts and maintained the appealable decision.

Amount: Undetermined

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	3rd Group of the Regional Federal Court of the 2nd Region and 1st Federal Court of Niterói
Number/Identification	:	Injunction No. 98 of February 2002033-8 and Appeal against Injunction No.2000 of February 2001.055412-5

Summary of proceedings: This is an injunction against the act to be performed by the Commissioner of the Federal Tax Collection in Niterói intended to ensure that Ampla is fully indemnified for the tax impairment for the purpose of clarification of the calculation base of IRPJ (Income Tax on Legal Entities), and negative calculation bases for the purpose of the CSLL (Company Contribution on Loss of Profits) clarified until December 31, 1994 (excluding 1993) not subject to the 30% limit of taxable profit.

Process status: Appealable judgment totally favorable to Ampla. The Court has not delivered a judgment of the resort filed by the Federal Union at the Regional Federal Court since February 23, 2005. Due to the decision announced in the court proceedings 98.0207129-3, Ampla paid the infringement document related to such proceeding amounting to R$5,785,915.75. This amount may be recovered in the event that the lawsuit is favorable.

Amount: Undetermined

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	3rd Group of the Regional Federal Court of the 2nd Region and 1st Federal Court of Niterói
Number/Identification	:	Injunction No. 98 of February 2007129-3 and Appeal against Injunction No.1998.51 of February 20207129-6

Summary of proceedings: This is an injunction against the Commissioner of the Federal Tax Collection in Niterói intended to ensure that Ampla to be fully indemnified for the tax impairment for the purpose of the calculation of the calculation base of IRPJ (Income Tax on Legal Entities) and the negative calculation bases for the purpose of the CSLL (Company Contribution on Loss of Profits ) for 1993, 1995 and 1996 with profits generated in base years 1998 and subsequent years, not subject to the 30% limit of taxable profit.

Process status: Appealable judgment totally favorable to Ampla. The Federal Union filed a resort at the Regional Federal Court (RFC). The decision of the RFC was to partially accept the appeal filed by the Federal Union. After the

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

publication of the decision of the court in regard to the appeal, Ampla filed resorts to pre-question some points to be included in the resorts at the superior courts. The resorts were rejected and Ampla filed a resort at the superior court and superior federal court. On February 22, 2008 the court orders were published. These court orders accepted the resorts. On April 11, 2008 the proceeding was distributed to the superior court to deliver a judgment (number of the resort at the superior court 1041385).

Amount: Undetermined

Plaintiff	:	Ampla
Defendant	:	State of Rio de Janeiro
Court	:	Superior Court
Number/Identification	:	Injunction No.2002.001.110494-9

Summary of proceedings: Injunction issued so that the authority refrains from perform any act intended to collect the ICMS (Brazilian VAT) established by Decree No.31.632/02.

Process status: On October 13, 2008 the Treasury filed its arguments against Ampla’s resorts. On December 18, 2008 the judgment of the resort was delivered. The judge rejected the judgment of the resort, but another judge request to see the proceeding and interrupted the judgment.

Amount: Undetermined

Plaintiff	:	Ampla
Defendant	:	Federal Treasury — Federal Union
Court	:	Federal Court of Niterói
Number/Identification	:	Injunction No.2008.51 of February 20004965-9

Summary of proceedings: The purpose of the lawsuit is to exclude the ICMS (Brazilian VAT) from the taxable base of the taxes for PIS (Brazilian Social Integration Program) and COFINS (social security financing tax).

Process status: The claim was filed on December 17, 2008.

Amount: Undetermined

Coelce S.A.

Plaintiff	:	Romério Moreira de Deus
Defendant	:	Coelce
Court	:	Court of the State of Ceará (TJCE)
Case/Identification	:	2000.0161.6981-7.

Summary of proceedings: The Plaintiff is the owner of a plot of land in Aracati/Ceará, where Coelce built several electrification networks, without having compensated the client. Thus, the plaintiff intends to prevent the construction of new electrification networks and have the existing ones removed. Coelce won the lawsuit in the first instance by having it dismissed. However, the sentence was revoked on appeal and Coelce was sentenced to remove the new networks in the process of being installed and pay about $3.3 millions as compensation. As a result of the above, the plaintiff filed for enforcement of the sentence, petitioning a credit based on a compensation of nearly $3.3 millions. In parallel, Coelce has appealed for the sentence by the Court of Appeal, in terms of the compensation granted beyond what was petitioned, to be voided. The plaintiff has already raised a plea against Coelce’s appeal and notification of the pleading was made to the other party for the rejoinder.

Process status: The plaintiffs succeeded in the legal action filed as they obtained a court order to make Coelce remove the posts located in their properties. However, instead of requiring Coelce to comply with the court order, the plaintiffs required a compensation for damages as a result of the setting up of the aforementioned posts, which was in the order of R$9,861,385.07 in accordance with their calculations at December 9, 1997. This request was considered as inadmissible by the judge. This decision was appealed by the plaintiffs. This appeal was rejected in July 2007.

Amount: R$ 69.4 millions - US$ 29.6 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Cooperativa de Eletrificação Rural do Vale do Acaraú Ltda.
Defendant	:	Coelce
Court	:	1st Federal Court of the Ceará Judicial Section
Casel/Identification	:	2001.81.00.008007-0

Summary of the proceedings: An action was filed to review the clause regarding the amount of the lease entered into by the parties for power grids owned by the plaintiff.

Process status: In its defense, Coelce pleaded that the issue involved interests of ANEEL. Consequently, ANEEL entered the fray and the proceeding was remitted to the Federal Court. The Federal Court granted the petition made by the plaintiff and increased the monthly rent to R$35,000.00. Coelce deposited the amount for the first three months after the decision stipulating the increase. Coelce also appealed for the decision increasing the monthly rent to be repealed.

Due to the interruption of the decision, Coelce required the identification of the amount deposited. On September 1, 2008 a writ was issued. This writ gave rise to a negative dispute of jurisdiction. The proceedings are pending until the decision of the superior court.

Amount: R$ 55.6 millions - US$23.7 millions.

Plaintiff	:	State Deputy Luiz Carlos Andrade Moraes and Federal Deputy Francisco Lopes da Silva
Defendant	:	COELCE, CGTF, ANEEL AND UNION FEDERAL
Court	:	10th Federal Court of Ceará
Case/Identification	:	2007.81.00.006310-3

Summary of proceedings: Popular Lawsuit — Lawsuit brought by a State Deputy and Federal Deputy against Coelce, CGTF, ANEEL and the Federal Union on April 23, 2007. They are petitioning for immediate recalculation of Coelce’s rate review ratio for 2007, replacing the thermal energy purchase price with the cheapest available energy; the avoidance of the contract signed by Coelce and CGTF because of its high cost (high cost of steam-electric energy compared to hydroelectric energy, which would de detrimental to the consumers of the State of Ceará); and for the additional income obtained by Coelce from May to October, 2005 to be included in the calculations of Coelce’s rate review. The latter refers to another lawsuit, where Coelce had a provisional precautionary measure limiting its rate adjustment revoked. During that proceeding, a precautionary measure was in force from May to October, 2005 and, despite it, Coelce charged this difference retroactively to the consumers. According to the plaintiffs, Coelce should wait for end of the case to charge these amounts.

Process status: In regard to the main lawsuit, on November 24, 2008 the judge issued a judgment which considered as inadmissible the plaintiff’s claims. On September 1, 2008 CGTF was notified in regard to this decision. We are waiting for the publication of this decision and the resort to personally notify the plaintiffs to file a possible resort. In regard to the resort filed against the decision that rejected the objection to the amount of the lawsuit and after filing arguments, the court records were sent to the judge for analysis. We are waiting for the judgment of this resort.

Amount: R$ 516 millions - US$218 millions.

Plaintiff	:	Bar of Lawyers of Brazil and Others
Defendant	:	Coelce.
Court	:	7° Juzgado de Justicia Federal - Sección de Ceará
Case/Identification	:	2005.81.00.006496-2

Summary of proceedings: Civil public action launched with the objective of preventing the application of the rate adjustment (percentage 23.59%) authorized by ANEEL in April 2005.

Process status: The Supreme Court judge suspended on October 7, 2005 the guarantee that prevented the adjustment from being applied. Thereby, the concessionaire may apply from that date on the above mentioned adjustment. Coelce had to suspend the retroactive collection of the installments generated by the time in which the guarantee made it impossible to put the adjustment into effect. The guarantees are expected to be annulled and Coelce will be able to re-begin collecting the remaining installments On September 5, 2008 the lawsuit was considered as inadmissible. We are waiting for the publication of the final judicial judgment

Amount: US$44 millions.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Inácio Nunes Arruda & Others.
Defendant	:	Coelce.
Court	:	2nd Court of Public Finance - Ceará
Case/Identification	:	2000.0122.6248-0/0

Summary of proceedings: Popular action whose objective is to cancel the sales process of Coelce. The plaintiffs allege that in the process of privatization of Coelce there was no participation of the employees of Coelce; shares were not offered to the employees in sufficient numbers, and thus they were prevented from gaining control of the Company; that the bidding terms and conditions favored the participation of foreign companies and removed the incentive for employees of the Company; that there was insufficient publicity in the bidding; that the public stockholders’ equity of Fortaleza was damaged; etc.

Process status: Faced with the activation of the process there was no protest of any kind by the plaintiffs. The trial awaits the judge’s verdict.

Amount: Undetermined.

Plaintiff	:	Sindicato da Indústria de Fiação e Tecelagem
Defendant	:	Coelce
Court	:	1st Federal Court of Ceará.
Case/Identification	:	2003.81.00.014020-7

Summary of proceedings: Action to declare the 31.29% rate adjustment determined by ANEEL unconstitutional. An action was brought petitioning for advanced protection, which was granted by the Judge, thereby enabling the Plaintiffs to pay their electrical consumption minus the 31.29%, without Coelce being able to cut-off their power supply.

Process status: On June 17, 2003, the Judge reconsidered his previous decision and rejected the petition for advanced protection since such was in the jurisdiction of the Federal Courts. Waiting for the result of the action brought.

Amount: Undetermined.

Plaintiff	:	TBM S/A Indústria Têxtil.
Defendant	:	Coelce.
Court	:	Supremo Tribunal Federal (STF)
Case/Identification	:	441.392

Summary of proceedings: This is a “Trial for Tarifazo”, that corresponds to the different trials begun as a result of the dictation of rate decrees 38, 45 and 153 of 1986, by the National Department of Water and Electrical of Brazil (formerly ANEEL), which enabled the different electricity companies of Brazil to increase their rates considerably between the months of March and November 1996. In this case, the plaintiff seeks the devolution of amount paid as determined by decrees above mentioned.

Process status: The appeal against the final judicial judgment that accepted the claim against Coelce was rejected. A special resort was filed at the Superior Court and an extraordinary resort was filed at the superior federal court. Both resorts were considered as admissible by the Chief Judge of the Court of the State of Ceará. The fees of the plaintiff’s attorneys for R$800,000 are in the period allowed for enforcement performance against Coelce. TBM’s lawyer will start applying his professional fees for his work for R$550,000 in accordance with the final judicial judgment. Coelce was opposed to this fee application in terms of the amount compensated and the amount of the fees of TMB’s lawyers. The aforementioned opposition was rejected. Coelce filed a claim against this resolution. We are waiting for the decision of the court. At the same time, Coelce filed a new annulment action, which was also considered as inadmissible. Coelce also filed a claim against this resolution, but it did not succeed. The special resort was rejected. The lawsuit was remitted to the Federal Superior Court and we are waiting for the decision about the extraordinary resort.

Amount: R$26.9 millions - US$ 8.6 millions.

Plaintiff	:	State of Ceará
Defendant	:	Coelce
Court	:	Tax Review Authority
Number/Identification	:	Administrative proceeding No.2008.03658-0

Summary of proceedings: On April 10, 2008 the Treasury of the State of Ceará issued a Tax Assessment against Coelce. Such assessment is related to the calculation of the ICMS for 2003 and 2004 based on the comparison between monthly data of gross income for sales of electric energy from the financial statements and the taxable bases in the calculation

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

document regarding the ICMS. The amount was changed in accordance with the information furnished by the Office of the Treasury.

Process status: On May 12, 2008 Coelce filed an objection to the Infringement Document. We are waiting for the resolution of the objection. On November 26, 2008 the appealable decision by the Treasury of Ceará maintained the ICMS Infringement Document filed against Coelce. December 9, 2008 the aforementioned decision that the ICMS Infringement Document was maintained against Coelce was notified. The company may file a voluntary appeal at the Taxpayer Council within a 20 calendar day period, which may be extended for another 10 days, starting from the evidence of the notification in the proceeding. On January 5, 2009 the 30 day period for the filing of the aforementioned resort for an unappealable administrative decision started.

Amount: R$ 146.4 millions - US$ 62.7 millions.

Plaintiff	:	State Office of Treasury
Defendant	:	Coelce
Court	:	Tax Review Authority
Number/Identification	:	Administrative Proceeding No.2006.25755-6

Summary of proceedings: Infringement Document filed for the non-collection of the ICMS in regard to the Difference of Interprovincial Fractional Part.

Process status: The Infringement Document was filed on November 29, 2006. On January 2, 2007 Coelce filed an objection. We are waiting for the judgment of the objection.

Amount: R$ 28,9 millions - US$12.3 millions

Investluz S.A.

Plaintiff	:	Federal Union
Defendant	:	Investluz
Court	:	Federal Treasury
Number/Identification	:	Administrative Proceeding No.10380.012956/2006-84

Summary of proceedings: Claim filed to require COFINS (social security financing tax) credits (effect of COFINS on financial income, dividends and retirement of shares).

Process status: The claim was filed on December 21, 2006. An objection was filed on January 22, 2007. We are waiting for the judgment of the objection.

Amount: R$ 24.1 millions - US$ 10.3 millions.

Compañía de Interconexion Energética S.A.

Plaintiff	:	CIEN
Defendant	:	Federal Union
Court	:	21st Federal Court of the Rio de Janeiro Judicial Section
Case/Identification	:	2005.5101.011614-6

Summary of proceedings: A lawsuit was brought challenging the declaration of unconstitutionality of Law 9.718/98 (enlarging the base and calculation of PIS and COFINS taxes) and establishing the right to credit and compensation, considering that the Constitutional Court (STF) found in favor of the taxpayers.

Process status: On February 12, 2007, the decision handed down with regard to the appeal from the Treasury was published, determining that CIEN should submit a declaration regarding the appeal. On March 12, 2007, the decision regarding the declarations submitted by CIEN and the supplementary appeal, aimed at considering a barring by limitation after 10 years, not 5, as the lower court judge had considered, was published.  With the declaration by the Public Prosecutor’s Office regarding the declarations and appeal filed by CIEN having been submitted, the appeals were sent to the judge for final sentencing. Waiting for the decision regarding the appeals filed.

Amount: R$ 50.9 millions - US$ 21.8 millions. (Active contingency — recovery of credits)

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Plaintiff	:	Municipality of Itá
Defendant	:	CIEN
Court	:	Single Court County of Itá (SC)
Case/Identification	:	068.03.000397-8

Summary of proceedings: The Municipality of Itá (SC) filed a legal claim against CIEN petitioning advanced protection to determine that Itá was the place where the event taxed with ICMS (VAT) in selling electrical energy imported from Argentina, occurred, and also to determine that the invoices for such operation should obligatorily be issued in Itá—Santa Catarina subsidiary, not in Garruchos — Rio Grande do Sul, as CIEN normally does.

Process status: On March 11, 2003 the claim was tried by the Municipality of Itá. On March 12, 2003 the early trusteeship required by the plaintiff was deferred. On April 14, 2003 Cien filed a resort (“tort”) against such decision. On August 16, 2005 the resort filed by Cien was considered admissible and the claim was abated with no resolution of the legal significance of the claim due to absence of the required “intention to bring an action” by the Municipality of Itá. Due to this decision on October 10, 2005 Cien filed a resort (“seizures of statement) so that the amount of the sentence of the Municipality of Itá was changed to “losing party’s cost”. On November 22, 2005 our resort was considered as inadmissible. Against that decision on February 14, 2006 the parties filed “special resorts”, which were not accepted by the court. On March 14, 2007 Cien filed a “tort” against that decision at the Superior Court. On October 19, 2007 the Superior Court considered as inadmissible the “tort” filed by Cien. On October 29, 2007 Cien filed a new resort (“tort”) against that decision. The judgment of this resort has not been delivered yet. On October 31, 2008 the Municipality of Itá was notified to express its opinion on the resort filed by Cien. On November 25, 2008 the resort filed by Cien was considered as inadmissible. We are waiting for the publication of that decision.

Amount: None

Plaintiff	:	Federal Treasury of Rio de Janeiro — MF
Defendant	:	CIEN - COMPANHIA DE INTERCONEXÃO ENERGÉTICA
Court	:	National Tax Court of Rio de Janeiro
Case/Identification	:	18471.000814/2007-48

Summary of proceedings: Fine for Lack of Import Documentation - On July 11, 2007, the Federal Tax Authorities (SRF) issued an “Infringement Proceeding” against CIEN for imports of energy in 2002. According to the Tax inspector formal requirements required by general regulations for tax documentation of imports were not met, so a fine equivalent to 100% of the value of the imports was being imposed. However, there was no approved law whatsoever regulating tax documentation to be prepared when importing electrical energy until May, 2006. Since May, 2006, CIEN has all the documentation required by the law.

Process status: On August 10, 2007, an appeal was filed with the first administrative instance. On September 14, 2007, the Claim was judged inadmissible. On the same date, the decision of the first administrative instance was sent to the second administrative instance (Council of Taxpayers) for a resolution. On December 6, 2007, the SRF published an Interpretative Declaratory Ruling stipulating that no penalty of fine whatsoever was imposed by reason of the non-existence of electrical energy import and export records for operations performed until May 2, 2006, the date on which Regulatory Instructions 649 of April 28, 2006 came into force. This ruling definitively resolves the administrative process dealing with the lack of import records, which has already been won in the first instance, in CIEN’s favor. A copy of the interpretative ruling was submitted to the Council of Taxpayers, asking for the proceeding to be closed. Waiting for the Council of Taxpayers to declare the proceeding closed. On February 27, 2008 the claim was sent to the Third Taxpayers Council. We expect the application of the interpretation favorable to us and that the proceeding is abated.

Amount: R$ 351.4 millions - US$ 111.9 millions.

Endesa Cachoeira S.A.

Plaintiff	:	Municipality of Cachoeira Dourada
Defendant	:	Centrais Elétricas Cachoeira Dourada S.A. (“CDSA”)
Court	:	Public Finance Court of Itumbiara County
Case/Identification	:	2005.0334233-0

Summary of proceedings: As a result of the unbundling of CELG, one of whose successors was CDSA, and the privatization of CDSA, the Municipality of Cachoeira Dourada brought two proceedings against the company charging the ITBI (Tax on Conveyance of Real Estate).

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Process status: 1. Proceeding regarding the conveyance of real estate. Arguments for the defense: The Federal Constitution and the Labor Code stipulate word for word that the ITBI does not apply to conveyance of real estate in unbundling operations. CDSA’s appeal against this proceeding is still pending a decision by the second administrative instance (The decision was unfavorable to CDSA in the first administrative instance - May, 2003).  2. Proceeding regarding the transfer of shares: Arguments for the defense: The ITBI does not apply to the transfer of movable property (shares), which as recognized by the Court of Goiás (Court of Appeal). In June, 2006, the Municipality filed for enforcement of the amount of this claim against CDSA, despite it having been declared null and void by the Court Goiás. CDSA filed a plea of prior judgment with effect of res judicata, and in June, 2007, the Court of Goias declared the legal enforcement abated since it understood that the writ of execution of the Municipality was not enforceable. On August 21, 2007, the Municipality of Cachoeira Dourada lodged an appeal against this decision. We lodged our rejoinder on October 1, 2008. On November 12, 2008 the proceeding was remitted to the Court. On September 23, 2008 the Court of Goiás delivered a judgment. The court unanimously maintained the appealable decision that had considered as abated the executory process (decision favorable to CDSA). We are waiting for the publication of the decision. On December 2, 2008 the judgment of the Court of Goiás was published. We are waiting for the opinion of the Municipal Treasury.

Amount: R$ 212.3 millions - US$ 90.8 millions.

Plaintiff	:	Municipality of Cachoeira Dourada
Defendant	:	CDSA
Court	:	Municipal Secretary of Finance
Case/Identification	:	None

Summary of proceedings: ISS (Services Tax)  — The municipality of Cachoeira Dourada has notified CDSA, through a Claim, that the Company owes the Municipality the Services Tax (ISS) on generation of electrical energy produced between 1997 and 2000. The municipality understands that the generation of energy is a service. However, the generation of energy is not on the list of ISS taxable services (Federal legislation) and, therefore, cannot be considered a taxable event under that tax. The Brazilian Federal Constitution expressly prohibits application of any tax on electrical energy operations other than the ICMS (VAT), II (Import Tax) or IE (Export Tax).

Process status: Administrative proceeding: Waiting for the Municipality to make a decision regarding the appeal lodged. If lost, an appeal will be lodged with the second administrative process. Court proceedings: In parallel fashion, on September 12, 2007, a legal action was brought to void such administrative collection and declare it inadmissible. On September 28, 2007, the petition was approved provisionally by the judge and the requirement to pay tax was stayed until the admissibility of the administrative collection was resolved.  On February 13, 2008 the municipality made its plea for the defense and on February 29, 2008 CDSA made its plea for the defense. On July 21, 2008 there was an appealable decision favorable to CDSA. We are waiting for the opinion of the Municipality. On August 1, 2008 the decision was published. In the event of loss we will file a resort in the second administrative instance. The Municipality did not have an opinion (did not file a claim) against the appealable judgment and the period allowed for that expired. However, the judgment will be reviewed by the court of appeal. This review is an obligatory routine judicial procedure required by the Brazilian procedural law, when there is a judgment against the Treasury and the amount of the litigation is over 60 minimum wages. We are waiting for the review of the appealable judgment by the court of appeal.

Amount: R$ 87.6 millions - US$ 37.5 millions.

Endesa Fortaleza S.A. (“Endesa Fortaleza”)

Plaintiff	:	Endesa Fortaleza
Defendant	:	Federal Union
Court	:	1st Federal Court of Ceará
Case/Identification	:	2002.81.00.020687-1

Summary of proceedings: Generator Set — Endesa Fortaleza filed a lawsuit against the Federal Union towards the end of 2002, with a view to it recognizing that the goods imported for the turbo-generator sets are “Other Generator Sets”, so as to be able claim the 0% Import Tax (II) and Tax on Industrialized Products (IPI). The Federal Union argues that the imported goods are not generator sets. CGTF won an accessory resolution in its favor allowing it to clear the goods through customs at a 0% rate, subject to R$56 million (US$29 million) — updated at June, 2007 with the court. In order to prevent the taxes from becoming null and void, the Federal Tax Authorities brought an action requiring the suspension of the tax until the proceedings pending against the Federal Union are resolved.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Process status: The lawsuit against the Federal Union is pending resolution in the lower court. In parallel fashion, the Action brought by the Federal Tax Authorities (whose enforcement is suspended until the lawsuit against the Federal Union is resolved) was declared null and void in the first administrative instance because it did not comply with the requirements of form. The Tax Authorities may well bring another action correcting the errors.  On February 21, 2008 the Treasury expressed its opinion in regard to the resort filed by Endesa Fortaleza and the expert’s report prepared in 2005. On April 17, 2008 CGTF made its representations about the technical report filed by the Treasury. On May 12, 2008 the proceeding was remitted to the Public Prosecutor’s Office of the Treasury and it was returned with no representations or opinion of the Treasury. On September 19, 2008 the appealable judgment was delivered and it was favorable to Endesa Fortaleza. The aforementioned decision recognized the classification of the power generator in accordance with Endesa Fortaleza’s claim and determined that the judicial deposit should continue as guarantee of the proceeding until the final judicial decision. We are waiting for the filing of the resort by the Federal Treasury at the Regional Federal Court (RFC), which is the second judicial instance, against the appealable judgment favorable to Endesa Fortaleza. The period allowed for the Federal Treasury to file the aforementioned resort is 30 days starting from the publication of the appealable judgement. On September 29, 2008 the aforementioned judgment was issued. On November 10, 2008 the Treasury was notified about the appealable judgment favorable to Endesa Fortaleza. Therefore, the 30 calendar day period starts from that date (the period expires on December 10, 2008) so that the Treasury files the resort at the Regional Federal Court. We are waiting that it is informed whether the Treasury filed the resort at the Regional Federal Court within the period. We noted that the Judge’s secretary made a mistake as she sent the proceeding to the Legal Department of the Federal Union (LDFU) instead of having sent the proceeding to the Public Prosecutor’s Office of the Treasury. On December 10, 2008 the LDFU returned the litigation and informed the aforementioned mistake. As a result of the above, the notification to the Treasury dated November 10, 2008 was nullified. We are waiting for a new notification to the Treasury, when a new 30 calendar day period will start so that the Treasury files the resort at the Regional Federal Court. This new notification should be sent after the end of the judicial holiday due to year-end holidays, that is, January 7, 2009. We do not know the exact date of the notification.

Amount R$ 125.1 millions - US$ 53.5 millions.

Plaintiff	:	Treasury
Defendant	:	Endesa Fortaleza

Summary of Proceedings: The Federal Tax Authorities have issued a Resolution to collect PIS/COFINS taxes allegedly owed in 2003 to 2004.

Process status: The resolution was received on February 12, 2007. Pleas for the defense were raised on March 14, 2007. The Resolution was judged to be partially admissible on November 5, 2007. The appealable judgment considered that the income from the contract for the purchase and sale of energy with Coelce is not subject to paying cumulative PIS/COFINS but is subject to non-cumulative ones. However, the resolution was judged admissible with regard to the month of October, 2004. An appeal was lodged on December 5, 2007. On December 2, 2008 the decision was announced. The decision maintained the administrative appealable judgment. We are waiting for the formalization and notification of the decision.

Amount R$ 35.8 millions - US$ 15.3 millions.

Compañía de Transmisión del Mercosur S.A. (“CTM”)

Plaintiff	:	CTM
Defendant	:	Province of Corrientes (Argentina)
Court	:	Supreme Court of the Nation
Case/Identification	:	C-222/03

Summary of proceedings: CTM initiated a statement of certainty action against the Province of Corrientes, for the Supreme Court to declare that the activity carried out by the company in the province is under federal jurisdiction and therefore exempt from the Gross Income Tax that the Province of Corrientes currently demands. It also requested an injunction, to order the General Revenue Department of the Province of Corrientes to abstain from demanding CTM the payment of the mentioned tax.

Process status: The Supreme Court (the “Court”) on August 21, 2003, resolved

(i)	That it was competent to see the cause;
(ii)	Notify the Province of Corrientes of proceedings;

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(iii)

Issue the injunction requested by CTM (to not innovate) in relation to the payment of the gross business income tax included in the Fiscal Code of the Province of Corrientes with regard to the activity carried our by CTM, in the following terms: “Decree the injunction requested, and consequently, orders the Province of Corrientes to abstain from pursuing the fiscal execution of the gross business income tax regarding the contract signed on June 14, 2000 between the National State and CTM for the construction, operation and maintenance of the second circuit for electric energy transport of the Nodo Rincón de Santa María-Nodo Frontera Garabí section (Province of Corrientes). The Province of Corrientes was notified of the demand and answered stating that there was no current and concrete requirement for the payment of the gross business income tax.

Likewise, it stated that according to express dispositions of the Provincial Fiscal Code, it corresponded that CTM pay the Gross Business Income Tax and the inapplicability Federal Pact for Employment, Production and Growth by which some provinces, including Corrientes, had committed to eliminate the Gross Business Income Tax. CTM rebutted each of the arguments invoked by the province in its presentation. Later, the Province of Corrientes requested the lifting of the injunction, presentation that was opportunely answered by CTM. On April 5, 2005, the Court rejected the request for the lifting of the injunction. On September 9, 2005, CTM requested the cause be opened to evidence and the CSJN set the conciliation audience for November 9, 2005. In the mentioned audience, the parties manifested that it was not possible to achieve conciliation. As a result, the case was opened to evidence. On March 13, 2006 the Court certified that the term for evidence was expired without any evidence pending and it instructed the parties to present their arguments regarding the evidence presented. Ctm argued on the evidence produced. The proceedings passed to the Attorneys Office on September 8, 2006. At December 27, 2006, the proceedings had not returned from the Attorneys Office.  The case records returned from the Public Prosecutor’s Office on April 30, 2004 with a negative verdict on the admissibility of the lawsuit, since it considered that there was no “case”, as required by article 322 of the Procedural Code, since it is understood that there was no specific requirement from the Province. The proceedings were ready for sentencing on May 2, 2007, but no sentence has so far been issued.

Amount: Undetermined

Note 20.       Collateral Obtained from Third Parties

During the years ended December 31, 2006, 2007 and 2008 the Company and its subsidiaries have not obtainer collateral from third parties.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21.                     Foreign Currencies

As of December 31, 2007 and 2008, local and foreign currency-denominated assets and liabilities are as follows:

a.                             Current Assets

		As of December 31,
Account	Currency	2007	2008
		ThUS$	ThUS$

Cash	$ Arg.	254	2,593
	Reais	79,610	16,350
Time deposits	US$	18,595	3,855
	$ Arg.	354	292
	Reais	493,812	481,761
Marketable securities	US$	133	53
Trade accounts receivable	Reais	809,653	540,608
Accounts receivable, net	Reais	14,491	5,486
Other receivables	Reais	43,436	44,204
	$ Arg.	—	17
Amounts due from	$ Arg.	22,603	33,015
related companies		—	—
Inventories, net	Reais	3,498	1,805
Income taxes recoverable	$ Arg.	8	11
	Reais	125,381	130,344
Prepaid expenses	Reais	86,995	76,353
Deferred income taxes	$ Arg.	4,873	3,047
	Reais	48,881	38,419
Other current assets	Reais	72,293	94,729

Total current assets		1,824,870	1,472,942

b.                             Property, Plant and Equipment

		As of December 31,
Account	Currency	2007	2008
		ThUS$	ThUS$

Land	Reais	71,504	74,393
Building and infrastructure	$ Arg.	85,342	85,342
	Reais	3,757,598	3,891,073
Machinery and equipment	Reais	1,445,633	1,679,970
Other plant and equipment	$ Arg.	283	283
	Reais	314,167	326,243
Accumulated depreciation	$ Arg.	(28,323)	(32,577)
	Reais	(1,969,361)	(2,177,990)

Total property, plant and equipment		3,676,843	3,846,737

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

c.                             Other assets

		As of December 31,
Account	Currency	2007	2008
		ThUS$	ThUS$

Investments in other companies	Reais	6	4
Long-term accounts receivable	$Arg.	4,496	3,997
	Reais	59,777	32,900
Amounts due from related companies	Reais	254,376	326
Deferred taxes	Reais	225,931	161,232
Other long-term assets	Reais	330,022	268,590
	$ Arg.	—	4,269

Total other assets		874,608	471,318

Total assets by currency	US$	18,728	3,908
	$ Arg.	89,890	100,289
	Reais	6,267,703	5,686,800

Total assets by currency		6,376,321	5,790,997

d.                             Current liabilities

		Within 90 days				90 days to 1 year
		As of December 31, 2007		As of December 31, 2008		As of December 31, 2007		As of December 31, 2008
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThUS$		ThUS$		ThUS$		ThUS$

Debt due to banks	US$	265	—	—	—	40,415	—	—	—
and financial institutions	Yen	115	—	—	—	12,677	—	—	—
	Euro	—	—	—	—	—	—	—	—
	$ Arg.	—	—	—	—	—	—	—	—
	Reais	238	—	11,723	13.23%	5,703	—	111,022	13.23%
Current portion of long - term	US$	9,819	—	10,002	27.70%	11,019	—	9,712	12.82%
debt due to banks and	Euro	—	—	—	—	—	—	—	—
financial institutions	Reais	1,571	—	293	15.87%	95,887	—	144,740	29.18%
	$ Arg.	—	—	—	—	—	—	—	—
Current portion of	Reais	—	—	—	—	186,296	—	14,766	15.43%
bonds payable	Reais	—	—	—	—	—	—	—	—
Long-term liabilities maturing within one year	Reais	—	—	—	—	1,548	—	769	5.00%
Dividends payable	US$	1,413	—	—	—	—	—	—	—
	Reais	28,184	—	444	—	7	—	58	—
	US$	—	—	2	—	—	—	—	—
Accounts payable	$Arg.	23	—	43	—	—	—	—	—
	Reais	216,726	—	122,854	—	89,359	—	81,207	—
Notes payable	Reais	13,071	—	9,877	—	18,988	—	15,210	—
Miscellaneous payables	Reais	39,674	—	99,403	—	70,287	—	54,977	—
Accounts payable to	US$	329,771	—	50,808	—	—	—	13,500	—
related companies	Reais	26,928	—	1,188	—	—	—	2,825	—
Accrued expenses	US$	—	—	—	—	—	—	—	—
	$ Arg.	1,057	—	964	—	—	—	—	—
	Reais	16,784	—	13,663	—	26,280	—	4,628	—
Withholdings	$Arg.	—	—	2,139	—	—	—	—	—
	Reais	49,444	—	32,294	—	63,679	—	51,779	—
Income tax payable	Reais	—	—	—	—	—	—	—	—
	$ Arg.	1,213	—	566	—	—	—	—	—
Other current liabilities	Reais	85,403	—	52,609	—	36,383	—	33,259	—

Total current liabilities	US$	341,268		60,812		51,434		23,212
by currency	Reais	478,023		344,348		594,417		515,240
	$ Arg.	2,293		3,712		—		—
	Euro	—		—		—		—
	Yen	115		—		12,677		—
Total current liabilities		821,699		408,872		658,528		538,452

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

e.                             Long-term liabilities as of December 31, 2007

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Annual		Annual		Annual		Annual
			average		average		average		average
Account	Currency	Amount	interest rate	Amount	interest rate	Amount	interest rate	Amount	interest rate
		ThUS$		ThUS$		ThUS$		ThUS$

Due to banks and financial	US$	38,501	21.00%	40,351	12.51%	57,627	21.00%	6,653	9.00%
institutions	Reais	312,975	28.00%	552,517	28.00%	83,633	28.00%	—	—
Bonds payable	Reais	—	—	278,664	31.00%	—	—	—	—
Notes payable	Reais	71,642	11.00%	30,277	11.00%	18,667	11.00%	—	—
Miscellaneous payables	Reais	28,060	—	10,713	—	19,875	—	—	—
	US$	—	—	—	—	82,119	—	—	—
Amounts payable to	Reais	—	—	—	—	—	—	—	—
related companies	US$	16,426			—	—	—	—	—
Accrued expenses	Reais	472,414	—	—	—	—	—	—	—
Other long-term liabilities	Reais	25,105	—	—	—	—	—	—

Total long-term liabilities	US$	54,927		40,351		139,746		6,653
by currency	Reais	910,196		872,171		122,175		—

Total long-term liabilities		965,123		912,522		261,921		6,653

f.                               Long-term liabilities as of December 31, 2008

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Annual		Annual		Annual		Annual
			average		average		average		average
Account	Currency	Amount	interest rate	Amount	interest rate	Amount	interest rate	Amount	interest rate
		ThUS$		ThUS$		ThUS$		ThUS$

Due to banks and financial institutions	US$	50,855	21.43%	35,346	21.43%	34,713	21.43%	2,771	9.01%
	$ Arg.	—	—	—	—	—	—	—	—
	Reais	356,117	24.00%	315,912	24.00%	21,461	10.00%	—	—
Bonds payable	Reais	—	—	216,451	34.00%	—	—	—	—
Notes payable	Reais	54,867	11.00%	15,501	11.00%	8,784	11.00%	862	11.00%
Miscellaneous payables	Reais	22,244	—	13,045	—	7,685	—	—	—
Amounts payable to	Reais	—	—	—	—	—	—	—	—
related companies	US$	14,106	—	—	—	—	—	—	—
Accrued expenses	Reais	384,644	—	—	—	—	—	—	—
Other long-term liabilities	Reais	16,475	—	—	—	—	—	—	—

Total long-term liabilities	US$	64,961		35,346		34,713		2,771
by currency	Reais	834,347		560,909		37,930		862

Total long-term liabilities		899,308		596,255		72,643		3,633

Note 22.                     Sanctions

During 2008, neither regulatory bodies nor other administrative authorities have imposed any sanctions on the Company, its Directors or its management.

Note 23.                     Environment

During the year ended December 31, 2008, the Company and its subsidiaries have implemented the ISO 14001 environmental management system, and the OHSAS 18001 health care and labor security system.

Note 24.                     Subsequent Events

From January 1, 2009 to the date of issuance of these financial statements, there have been no subsequent events that would materially affect the financial statements in question.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 25.                     Differences between Chilean and United States Generally Accepted Accounting Principles

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

(a)              Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60, and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded against the deferred tax assets and liabilities recognized as of January 1, 2000. Such complementary assets and liabilities are being amortized to income over the estimated average reversal periods of the underlying temporary differences to which the corresponding deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes, using the following basic principles:

i.                  A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

ii.   The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not recognized prior to the period in which such changes are enacted into law.

iii.  Deferred tax assets are reduced by a valuation allowance, to the extent that, based on the weight of available evidence, it is deemed more likely than not that the deferred tax assets will not be realized.

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

The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations (see Note 25 II (b)). When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (n) below.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(b)              PIS-COFIN

Brazilian Tax Dispute — PIS and COFINS

In 1998, Brazilian Law 9718/98 was enacted, which increased the base for both PIS (Contribuição aos Programas de Integração Social — Contributions to Social Integration Programs) and COFINS (Contribuição para Financiamento da Seguridade Social — Contributions to the Financing of Social Security), which are social contributions taxation on revenues, beginning in 1999 to be levied on other revenue lines and not only sales, while at the same time, increasing the rate for COFINS from 2% to 3%.

The Company’s subsidiary in Brazil, Ampla, has decided not to pay such PIS and COFINS taxes under Law 9718/98 and has filed a tax lawsuit dispute challenging that the payment of PIS and COFINS on other revenues was unconstitutional. During 2007, such subsidiary received a favorable verdict from local courts, agreeing with the Company and ruling in favor of it on the grounds of the unconstitutionality of Law 9718/98. Such ruling, however, could be appealed by the Brazilian Government and would only achieve a final resolution upon the final decision of the Brazilian Federal Supreme Court. In this respect, several other companies have filed similar lawsuits on the same basis and have obtained a favorable ruling on the matter from the Brazilian Federal Supreme Court. Such cases have set a base jurisprudence ground that makes virtually certain that the final verdict will be in favor of the Company and, therefore, reducing to a remote, if any, the probability of the Company to make any payment in relation to this tax dispute.

Under Chilean GAAP, after the favorable verdict by a local court of the Company’s dispute and considering the base jurisprudence, the Company considered that it is not probable that it will have to pay any amount in relation to PIS and COFINS taxes as a result of Law 9718/98. As such, we have reversed the provision in 2007.

Under US GAAP, the probability of payment is irrelevant if settlement of the liability is required by current law or by contract. When the obligating event or transaction has occurred (in this instance, through sales or other revenues), the probability of payment is not relevant in determining whether a contractual or legal obligation is a liability or a loss contingency. That is, when the obligating event or transaction has occurred, the enterprise has incurred a liability; and accordingly, there is no contingency. Therefore, until the Brazilian Federal Supreme Court announces a favorable and final ruling the amount should stay provisioned by not recording the reversal made under Chilean GAAP.

The effect of this difference on the net income and shareholders´equity of the Company is included in paragraph (n) below.

(c)              Pension and post-retirement benefits accounting

During 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirement Plans - an amendment of FASB Statements N°87, 88, 106 and 132 (R)”. These statements required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The adoption resulted in the recognition through AOCI for accumulated effect through the 2006 year - end of prior service costs and related plan assets in the balance sheet of the certain Brazilian subsidiaries. The effects of the adoption of SFAS 158 are presented in paragraph (n) below.

The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph (n).

(d)              Negative Goodwill

Under Chilean GAAP, until December 31, 2003, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value accounting for all acquired assets and liabilities for all acquisitions after January 1, 2004. Technical Bulletin No. 72 states that whenever the negative goodwill exceeds the fair value of identified non-monetary assets, the excess must be recognized immediately as income.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Under U.S. GAAP, the fair value of the net assets acquired in excess of the purchase price is allocated proportionately to reduce the values assigned to long-lived assets. If the allocation reduces the long-lived assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

The effect of reduced depreciation expense on the long-lived assets (for which no circumstances changed requiring an impairment test under SFAS No.144) to which negative goodwill had been allocated under U.S. GAAP net of reversals of both amortization and write-offs of negative goodwill recorded in Chilean GAAP (over the appropriate useful lives as defined in the first paragraph) are included in paragraph (n) below.

The adjustment related to negative goodwill necessary to make the consolidated financial statements conform to US GAAP is included in paragraph (n) below and is as follow:

•                  The effects of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment and other effects on income.

(e)              Capitalized interest and exchange differences

In accordance with Chilean GAAP, the Company has capitalized both interest on debt directly related to property, plant and equipment under construction and finance costs corresponding to exchange differences generated by the loans associated with such assets.  The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.  The Company has optioned for not capitalizing indirect interest cost under Chilean GAAP.

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project to the extent that interest cost would have been avoided if the project had not been done.  In addition, under U.S. GAAP, foreign currency translation exchange differences may not be capitalized.  The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (n) below.

(f)                Capitalized general and administrative expenses

Under Chilean GAAP, a portion of administrative and selling expenses were capitalized as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects.  Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects.  Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which are prohibited under US GAAP.  The effects of eliminating capitalized general and administrative expenses and the related depreciation and amortization for U.S. GAAP purposes are shown below under paragraph (n).

(g)    Elimination of capitalized interest in Brazil

Until 1999, under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry by crediting interest expense.  Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (n) below.

(h)             Translation of Financial Statements of Investments Outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“B.T. 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars.  The Company’s foreign subsidiaries in Argentina and Brazil all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

under BT 64, and are remeasured into US dollars.  The Company has remeasured into US dollars under this requirement as follows:

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

The amount of foreign exchange gain (loss) included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThUS$(15,006), ThUS$(164,819) and ThUS$184,457 for the years ended December 31, 2006, 2007 and 2008 respectively (See Note 17).

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

(i)                Derivative instruments

The Company engages in derivative activity for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133, however under Chilean GAAP the changes in the fair value for cash flow hedges is recorded against other assets (losses no realized) or other liabilities (gain no realized) in the balance sheet. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133.

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

Until December 31, 2004 the Company did not apply hedge accounting to its derivative instruments under US GAAP. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized directly in earnings.  However, hedge accounting was applied under Chilean GAAP to other derivative instruments in addition to those applied under US GAAP in those periods. Starting as of and for the years ended December 31, 2006, 2007 and 2008, the Company applied hedge accounting to derivative instruments executed in those years.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2006, 2007 and 2008 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (n) below.

(j)                Special Obligations

At the end of 2006, the Brazilian National Electric Power Agency (“Agencia Nacional de Energia Eléctrica” —ANEEL) published the Normative Resolution N°234 that established general concepts, methodologies and procedures to carry out the second round of the periodic Tariff review for public concessionaires engaged in the electric distribution sector services. These modifications were incorporated into the regulation issued by ANEEL during the year 2007, which contain the provisional parameters of the fix Tariff model for the following years, which will represents a Tariff decrease in the electric distribution entities of the Group located in Brazil. According to this, for US GAAP purposes a regulatory liability has been recognized and a charge to current year earnings for ThUS$9,226, in accordance to the provisions of FAS No. 71, “Accounting for the Effects of Certain Types Regulation”.

Under Chilean GAAP, regulatory accounting described in FAS No. 71, does not apply and therefore the adjustment above mentioned has not been recorded.

The effect on shareholders’ equity and net income for the years presented is included in (n) below.

(k)            Deferred income

During 2000, fiber optic cable was contributed to the Company in return for granting the contributing company access to the fiber optic network after installation in the Company’s electricity distribution system.  Under Chilean GAAP, the contributed assets were recorded at their fair market value, with a corresponding credit recognized as income in 2000.  Under U.S. GAAP, the amount was deferred and amortized over the life of the related service contract.  This adjustment reverses the gain under Chilean GAAP and records the amortization of the deferred income recognized under U.S. GAAP.

The effect on shareholders’ equity and net income for the years presented is included in (n) below.

(l)                Regulated assets and deferred costs

The electricity sector in Latin American countries is regulated pursuant to applicable laws.  Most of the Company’s sales are subject to node price regulation, which is designed to ensure an adequate supply of energy at reasonable, determined prices, which considers a variety of factors.  The marginal cost pricing model is not solely based upon costs incurred by the Company, and as a result, the requirements of U.S. GAAP under SFAS No.71, “Accounting for the Effects of Certain Types of Regulation”, related to a businesses whose rates are not regulated are not applicable, except for the Company’s operations in Brazil as described below.

As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Ampla Energia e Serviços S.A. (AMPLA, ex CERJ) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001.  With the new regulations issued by the National Agency of Electric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001.  The Company estimates remaining costs will be recovered over a period of five years, from the balance date.

Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when it is probable that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator.  The deferred regulatory asset is eliminated when the Company collects the related

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

costs through billings to customers. ANEEL perform a rate review on an annual basis.  If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory assets is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded deferred regulatory assets, which it expects to pass on to its customers in accordance with and subject to regulatory provisions.

The regulations also included certain fixes costs or VPA costs, which each distribution company is permitted to defer and pass on to their customers using future rate adjustments. VPA costs are limited by concession contracts to the cost of purchased power and certain other costs and taxes. Due to uncertainty in the Brazilian economy, ANEEL delayed the approval of such VPA rate increases. An Executive Order in October 2001 created a tracking account mechanism, in order to calculate the variation in the VPA costs for future rate adjustment calculation purposes. The Company has not recognized any regulatory assets for VPA costs incurred prior to 2001, because costs incurred prior to January 1, 2001, are not recoverable through the tracking account.

Under Chilean GAAP, the Company recognized revenue and deferred costs related to the regulated assets.  Under U.S. GAAP, in accordance with EITF 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred.

The effect of deferring revenues expected to be collected after two years is included in (n) below.

(m)          Effects of minority interest on the U.S. GAAP adjustments

The net income and shareholders’ equity under Chilean GAAP is adjusted in the U.S. GAAP for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests.  The sum of this adjustment and the minority interest reflected in our consolidated income statement and balance sheet for each period presented under Chilean GAAP represents the allocation of our results and shareholders’ equity to our minority shareholders’ under U.S. GAAP.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph (n) below.

(n)             Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform to U.S. GAAP is as follows:

	As of December 31,
	2006	2007	2008
	ThUS$$	ThUS$	ThUS$

Net income in accordance with Chilean GAAP	173,228	219,467	451,497

Deferred income taxes (paragraph a)	1,370	2,157	(1,383)
Pension and post-retirement benefits (paragraph c)	292	(9,297)	(3,332)
Capitalized interest (paragraph e)	22,357	16,709	9,198
Depreciation capitalized interest (paragraph e)	(3,599)	(2,714)	(4,403)
Difference foreign exchange capitalized (paragraph e)	59	58	58
Capitalized general and administrative expenses (paragraph f)	(6,905)	(22,026)	(10,867)
Elimination of amortization of capitalized legal reserve (paragraph g)	877	878	877
Derivative instruments (paragraph i)	(11,452)	(6,937)	—
Deferred income (paragraph k)	245	245	246
Regulated assets (paragraph l)	(6,692)	965	—
Effects of minority interest on the U.S. GAAP adjustments (paragraph m)	(2,525)	149,106	(14,295)
Deferred tax effects on the U.S. GAAP adjustments	1,832	8,987	5,802
Amortization of negative goodwill (paragraph d)	2,988	2,988	2,987
Special obligations (paragraph j)	—	(259,348)	(9,226)
PIS - COFIN (paragraph b)	—	(27,166)	—
Application of SFAS 158	—	11,139	38,872

Net income in accordance with U.S. GAAP	172,075	85,211	466,031

Net income in accordance with U.S. GAAP	172,075	85,211	466,031
Other comprehensive income (loss):
SFAS 158	—	(2,479)	(10,007)

Comprehensive income in accordance with U.S.GAAP	172,075	82,732	456,024

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,908,163	2,208,341

Deferred income taxes (paragraph a)	(41,098)	(42,481)
Pension and post-retirement benefits liabilities long term (paragraph c)	5,838	2,506
Capitalized interest (paragraph f)	159,357	164,152
Exchange difference (paragraph f)	(897)	(839)
Capitalized general and administrative expenses (paragraph g)	(36,999)	(47,866)
Elimination of capitalized legal reserve (paragraph h)	(8,639)	(7,762)
Deferred income (paragraph k)	(3,434)	(3,188)
Effects of minority interest on the U.S. GAAP adjustments (paragraph n)	131,167	128,180
Negative goodwill (paragraph e)	(31,738)	(28,751)
Deferred tax effects on the U.S. GAAP adjustments	(78,788)	(62,005)
Special obligations (paragraph k)	(259,348)	(268,574)
PIS - COFIN (paragraph c)	(27,166)	(20,590)

Shareholders’ equity in accordance with U.S. GAAP	1,716,418	2,021,123

The changes shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Shareholders equity in accordance with U.S. GAAP - January 1	1,714,714	1,833,348	1,716,418

Dividends paid during the year	(67,993)	(199,662)	(151,319)

SFAS 158, net deferred tax	14,552	(2,479)	(10,007)

Net income in accordance with U.S. GAAP for the year	172,075	85,211	466,031

Shareholders equity in accordance with U.S.GAAP - December 31	1,833,348	1,716,418	2,021,123

II.            Adittional disclosure requirements:

(a)              Basic and diluted earnings per share:

	For the year ended December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Chilean GAAP earnings per share	1.04	1.32	2.72

Basic and diluted U.S. GAAP earnings per share	1.03	0.51	2.80

Total number of common outstanding shares at December 31,	166,259	166,259	166,259

Weighted average number of common shares outstanding (000’s)	166,259	166,259	166,259

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

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

(b)              Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2006
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(170)	(125,673)	(125,843)
Deferred income taxes as determined under Chilean GAAP	4,632	104,558	109,190

Total income tax provision under Chilean GAAP	4,462	(21,115)	(16,653)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	—	1,370	1,370
Deferred tax effect of adjustments to U.S. GAAP	—	1,832	1,832

Total U.S. GAAP adjustments:	—	3,202	3,202

Total Income tax provision under U.S. GAAP	4,462	(17,913)	(13,451)

	2007
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(1,049)	(123,144)	(124,193)
Deferred income taxes as determined under Chilean GAAP	(1,670)	12,598	10,928

Total income tax provision under Chilean GAAP	(2,719)	(110,546)	(113,265)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	—	2,157	2,157
Deferred tax effect of adjustments to U.S. GAAP	—	8,987	8,987

Total U.S. GAAP adjustments:	—	11,144	11,144

Total Income tax provision under U.S. GAAP	(2,719)	(99,402)	(102,121)

	2008
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(583)	(131,994)	(132,577)
Deferred income taxes as determined under Chilean GAAP	621	(9,829)	(9,208)

Total income tax provision under Chilean GAAP	38	(141,823)	(141,785)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	—	(1,383)	(1,383)
Deferred tax effect of adjustments to U.S. GAAP	—	5,802	5,802

Total U.S. GAAP adjustments:	—	4,419	4,419

Total Income tax provision under U.S. GAAP	38	(137,404)	(137,366)

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2007			2008
	SFAS No. 109			SFAS No.109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	5,191	17,115	22,307	5.191	19,198	24,389
Derivative contracts	—	—	—	—	—	—
Tax losses	66,931	—	66,931	38,837	—	38,837
Contingencies	129,541	9,236	138,777	103,592	7,001	110,593
Allowance for doubtful accounts	131,591	—	131,591	57,643	—	57,643
Actuarial deficit (companies Brazil)	24,750	(1,984)	22,766	29,437	(852)	28,585
Salaries for construction-in progress	8,637	—	8,637	6,195	—	6,195
Other events	10,192	—	10,192	4,986	1,084	6,070
Intangible	—	—	—	2,621	—	2,621

Valuation allowance	—	—	—	(1,440)	—	(1,440)

Total deferred income tax assets	376,833	24,367	401,201	247,062	26,431	273,493

Property, plant and equipment	54,121	48,974	103,095	52,998	32,624	85,622
Regulated assets (deferred assets)	51,702	—	51,702	24,140	—	24,140
Finance costs	10,721	—	10,721	—	—	—
Exchange difference	13,682	—	13,682	5,669	—	5,669
Capitalized interest	—	54,181	54,181	—	55,812	55,812
Contingencias	—	—	—	2,334	—	2,334
Other events	8,020	—	8,020	1,704	—	1,704

Total deferred income tax liabilities	138,246	103,155	241,401	86,845	88,436	175,281

Net deferred assets (liabilities)	238,587	(78,788)	159,800	160,217	(62,005)	98,212

Complementary Account	41,098	(41,098)	—	42,481	(42,481)	—
						—
Net deferred tax asset (liability)	279,685	(119,886)	159,800	202,698	(104,486)	98,212

Accumulated tax losses by country as of December 31, 2007 and 2008, are as follows:

	December 31, 2007		December 31, 2008
	Amount	Year of expiration	Amount	Year of expiration
	ThUS$		ThUS$
Argentina	278,970	2012	891	2013
Brazil	367,733	Do not expire	192,817	Do not expire

Total	646,703		193,708

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

A reconciliation of the U.S. GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2006
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Statutory US GAAP tax	(730)	(101,360)	(102,090)
Effect of higher foreign tax rates	(22)	—	(22)
Increase (decrease) in rates resulting from:
Non-taxable items	5,214	102,079	107,293
Non-deductible items	—	(29,032)	(29,032)
Other	—	10,400	10,400

Tax (benefit) expense at effective tax rate	4,462	(17,913)	(13,451)

	2007
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Statutory US GAAP tax	(2,130)	(25,372)	(27,502)
Effect of higher foreign tax rates	(62)	—	(62)
Increase (decrease) in rates resulting from:	—	—	—
Non-taxable items	—	128,519	128,519
Non-deductible items	(527)	(205,784)	(206,311)
Other	—	3,235	3,235

Tax (benefit) expense at effective tax rate	(2,719)	(99,402)	(102,121)

	2008
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Statutory US GAAP tax	478	(304,010)	(303,532)
Effect of higher foreign tax rates	14	—	14
Increase (decrease) in rates resulting from:	—	—	—
Non-taxable items	55	226,315	226,370
Non-deductible items	(509)	(80,732)	(81,241)
Other	—	21,023	21,023

Tax (benefit) expense at effective tax rate	38	(137,404)	(137,366)

Additionally, effective January 1, 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As a result of implementing FIN 48, there was no impact on the Company’s financial statements from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiaries will recognize interest and penalties related to unrecognized tax benefits in interest expense and other operating expense, respectively.

We are potentially subject to income tax audits in numerous jurisdictions in Brazil and Argentina until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete. The following is a summary of tax years, potentially subject to examination, in the significant tax and business jurisdictions in which we operate.

Jurisdiction	Tax Years Subject to Examination
Argentina	2002-2008
Brazil	2004-2008

(c)              Segment disclosures:

The Company is primarily engaged in the distribution and generation of electricity in Argentina and Brazil. The Company provides these and other services through four business segments:

Generation

Distribution

Transmission

Corporate and other

Generation involves the generation of electricity through its subsidiaries Cachoeira Dourada and CGTF. Distribution involves the supply of electricity to regulated and unregulated customers. Transmission involves the transmission of high voltage the electricity produced by generation companiest. The Company’s reportable segments are strategic business units that offer different products and services and are managed separately. The methods of revenue recognition by segment are as follows:

Generation

Revenue is recognized when energy and power output is delivered and capacity is provided at rates specified under contract terms or prevailing market rates.

Distribution - Operating Revenues

Revenue is recognized when energy and power is provided at rates specified under contract terms or prevailing market rates.

Distribution - Non Operating Revenues

Revenue is recognized as services are provided, such as public light posts, telephone poles, and other services related to distribution services.

Transmission

Revenue is recognized as services are provided, through to  tolls for the transmission service of high voltage the electricity produced by generation companies..

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Corporate and Other

Revenue is recognized as services are provided, or when supplies or equipment are sold.

The following segment information has been disclosed in accordance with U.S. reporting requirements; however, the information presented has been determined in accordance with Chilean GAAP:

				Corporate
2006	Generation	Transmission	Distribution	and other	Eliminations	Consolidated
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total revenues	305,823	270,290	1,789,292	—	(293,305)	2,072,100

Operating income	154,167	(1,425)	342,023	(9,026)	—	485,739

Depreciation and amortization	(38,158)	(25,463)	(152,066)	(49)	—	(215,736)

				Corporate
2007	Generation	Transmission	Distribution	and other	Eliminations	Consolidated
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total revenues	396,584	175,598	1,994,767	—	(296,141)	2,270,808

Operating income	191,667	46,651	428,867	(9,546)	—	657,639

Depreciation and amortization	(32,902)	(24,938)	(150,211)	(84)	—	(208,135)

Identificable assets including	1,244,893	854,657	4,711,456	1,994,678	(2,429,363)	6,376,321

				Corporate
2008	Generation	Transmission	Distribution	and other	Eliminations	Consolidated
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total revenues	503,085	146,481	2,398,610	—	(216,085)	2,832,091

Operating income	240,527	94,909	550,375	(18,879)	—	866,932

Depreciation and amortization	(34,177)	(28,798)	(167,746)	(251)	—	(230,972)

Identificable assets including	1,055,217	784,363	4,265,377	2,301,451	(2,615,411)	5,790,997

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

A summary of activities by geographic area is as follows:

	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

2006
Total revenues	14,867	2,057,233	2,072,100

Long lived assets (net) (1)	61,579	3,496,756	3,558,335

Total assets	108,980	5,611,505	5,720,485

2007
Total revenues	14,093	2,256,715	2,270,808

Long lived assets (net) (1)	57,302	3,619,541	3,676,843

Total assets	112,455	6,263,866	6,376,321

2008
Total revenues	13,885	2,818,206	2,832,091

Long lived assets (net) (1)	53,048	3,793,689	3,846,737

Total assets	104,195	5,686,802	5,790,997

(1)          Long-lived assets include property, plant and equipment.

(d)              Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single customer. The Company’s debtors are dependent on the economy in region, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customers accounted for more than 10% of revenues for the years ending December 31, 2006, 2007 and 2008.

(e)              Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

As of
December 31, 2008
ThUS$

2009	303,027
2010	295,204
2011	328,810
2012	365,476
2013	86,740
Thereafter	37,411

Total	1,416,668

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(f)                Disclosure regarding interest capitalization:

	Year ended December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Interest expense incurred	280,895	287,552	295,962
Interest capitalized under U.S. GAAP	22,357	16,709	9,198

(g)             Fair value measurements and the fair value option.:

a)              Disclosures about fair value of financial instruments:

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2007 and 2008 for which it is practicable to estimate that value:

Cash

The fair value of the Company’s cash is equal to its carrying value.

Time deposits

The fair value of time deposits is equal to its carrying value due to its relatively short-term nature.

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

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2007		2008
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash	79,864	79,864	18,943	18,943
Time deposits	512,761	512,761	485,908	485,908
Marketable securities	133	133	53	53
Accounts receivable	809,653	809,653	540,608	540,608
Notes receivable, net	14,491	14,491	5,486	5,486
Other accounts receivable, net	43,436	43,436	44,221	44,221
Amounts due from related companies	22,603	22,603	33,015	33,015
Long-term accounts receivable	64,273	64,273	36,897	36,897
Accounts payable and other	(336,925)	(336,925)	(205,174)	(205,174)
Notes payable	(510,544)	(510,544)	(179,276)	(179,276)
Long-term debt	(1,857,060)	(1,868,428)	(1,416,668)	(1,448,319)
Derivative instruments	(35,780)	(35,780)	(11, 174)	(11,174)

b)              Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. FSP FAS 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The following section describes the valuation methodologies we use to measure different financial instruments at fair value.

Derivatives

The derivatives portfolio is entirely over-the-counter (OTC), your measurement is estimated using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. Also, these estimates consider assumptions for the Company’s own credit risk and the respective counter party credit risk. Level 2 derivative assets and liabilities primarily include certain over-the-counter, collar, cross currency swap, and swap contracts.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Debt and bond payable

Only the debt and bond payable designated as a hedged item in a fair value hedge are measurement to fair value. The measurement this hedged items are the following:

When available, we use observable market data, including pricing on recent closed market transactions, to value this debt and bond payable which are included in Level 2. When this data is unobservable, we use valuation methodologies using current market interest rate data adjusted for inherent credit risk and such loans are included in Level 3. When appropriate, loans are valued using collateral values as a practical expedient.

		Fair Value Measurements at Reporting Date Using
(thousands of US$)	December 31, 2008	Level 1	Level 2	Level 3
Assets
Financial Derivatives	—	—	—	—
Total assets	—	—	—	—

Liabilities
Financial Derivatives	(11,174)	—	(11,174)	—
Debt and bond payable	(52,888)	—	(52,888)	—
Total liabilities	(64,062)	—	(64,062)	—

c)              Fair Value Option

Effective January 1, 2008, the Company adopted SFAS No. 159, which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

(h)             Derivative instruments

The Company is exposed to the impact of market fluctuations in the price of electricity, primary materials such as natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates. The Company has policies and procedures in place to manage the risks associated with these market fluctuations on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, and financial derivatives. All derivatives that do not qualify for the normal purchase and sales exemption under SFAS No. 133 are recorded at their fair value. On the date that swaps, cross currency swap contracts are entered into, the Company designates the derivatives as a “hedge”, if the documentation is not appropriate to designate as a “hedge”, the derivative’s mark-to-market adjustment flows through the income statement.

The Company has classified its derivatives into the following general categories: embedded derivatives, and financial derivatives. According to SFAS No. 133, an embedded foreign currency derivative should be separated from the host contract because none of the applicable exclusions are met (See Embedded Derivative Contracts below). For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina and Brazil, the Company applied BT 64, consistent with the methodology described in Note 25 I paragraph (i), thus the functional currency of these subsidiaries was the US dollar as these subsidiaries were remeasured into US dollars because foreign subsidiaries operate in countries exposed to significant risks as determined under BT 64.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The following is a summary of the Company’s derivative contracts as of December 31, 2007 and 2008.

	2007
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Financial derivaties	—	(35,780)	(35,780)

	2008
	Argentina	Brazil	Total
	ThUS$	ThUS$	ThUS$

Financial derivaties	—	(11,174)	(11,174)

Certain Company’s generation and distribution commodity contracts in 2006 could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and are required to be accounted for at fair value. These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) have a net settlement provision or have the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

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

Derivative instruments

The use of derivative instruments is one of the Company’s tools to mitigate these risks.  Hedging strategies applicable according to the terms established by our Board of Directors are as follows:

(a)       Exchange rate risk hedging policy

The exchange rate risk hedging policy for the Group is based on cash flow.  Its objective is to balance foreign currency indexed flows and the assets and liability structure in such currency.  In order to mitigate the exchange rate risk, the company has entered into financial derivative contracts, such as cross currency swaps (“CCS”) and currency forwards, which have reduced the impact of fluctuations of the exchange rate applicable to assets and liabilities subject to foreign currency volatility.

(b)       Interest rate risk hedging policy

The objective of Endesa Brasil’s interest rate risk policy is to protect the company and its subsidiaries against adverse effects of financial market volatility on their Financial Statements. Because of Brazilian financial market characteristics, in which fixed interest rate transactions are usually considerably more expensive than variable interest rate transactions, the majority of interests bearing liabilities held by the group are contracted at variable interest rate.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Under US GAAP, for the years ended December 31, 2006, 2007 and 2008, the derivative portfolio for the Endesa Brasil Group is the following:

			Year ended December 31,
			(thousands US$)
			2006		2007		2008
Accounting Classification	Risk Hedged	Derivative Instrument	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value

Cash Flow	Interest
Hedge	Rate	Swap	21,390	(550)	19,615	(931)	17,714	(2,106)

Fair Value	Exchange	CCS	50,000	(6,231)	117.,794	(33,598)	49,555	(9,068)
Hedge	Rate	Swap	—	—	5,087	11	—	—

Investment	Exchange	CCS	2,468	(1,693)	1,062	(1,262)	—	—
		Total	73,858	(8,474)	143,558	(35,780)	67,269	(11,174)

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

The Company performs tests on a quarterly basis in order to measure the effectiveness level of its accounting hedge, which may be either a cash flow or fair value hedge.  Test results for 2006, 2007 and 2008 revealed that the ineffective portion of our hedging contracts were immaterial.

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

Embedded foreign currency derivative instruments are not separated from the host contract and considered a derivative instrument if the host contract is not a financia1 instrument and it requires payments denominated in either: (1) the currency of any substantial patty to the contract. (2) the local currency of any substantial party to the contract, (3) the currency used because the primary economic environment is highly inflationary, or (4) the currency in which the good or service is routinely denominated in international commerce.

(i)                Employee Benefit Plans:

The Group sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

Benefits for Retired Personnel

Other benefits provided to certain retired personnel of Group include subsidies, additional medical insurance and additional post-retirement benefits. Descriptions of these benefits for retired personnel are as follows:

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

i) Medical benefits

This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Group. This benefit expires at the time of death of the pensioner.

ii) Worker’s compensation benefits

Employees that were entitled to Worker’s compensation insurance in prior years for work related injuries receive benefits from the Company when that insurance expires. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

The Company has recognized liabilities related to complementary pension plan benefits and other postretirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, with inclusion of prior-period amounts in current year’s income as the amounts are not considered significant to the overall financial statement presentation. The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (p), above. The following data represents Chile GAAP amounts presented under FAS No.132 Revised 2003 Employers’ Disclosures about Pensions and other Postretirement Benefits, for Company’s post-retirement benefit plans.

	At December 31, 2007
	Pension Benefits	Other Benefits
	ThUS$	ThUS$
Assets and obligations

Accumulated benefit obligation	(634,987)	(44,410)
Plan assets at fair value	625,369	—

Unfunded accumulated benefit	(9,618)	(44,410)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(31,623)	(31,579)

Foreign exchange effect	(6,558)	(6,620)
Net periodic expense	(20,209)	(9,985)
Contributions	21,176	3,774

Benefit (obligations) at December 31	(37,214)	(44,410)

Funded Status of the Plans
Projected Benefit Obligation	(662,583)	(44,410)
Fair value of the plans assets	625,369	—

Funded Status	(37,214)	(44,410)

Net liability recorded under U.S. GAAP	(37,214)	(44,410)

Change in the plan assets

Fair value of the plan assets, beginning	421,046	—
Foreign exchange effect	124,732	—
Actual return on the plan assets	106,776	—
Employer contributions	12,988	—
Plan participant contributions	8,188	—
Benefits paid	(48,361)	—

Fair value of plans assets, ending	625,369	—

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Service cost	(4,298)	—
Interest cost	(66,174)	(4,438)
Actual return on the plan assets	106,776	—
Actuarial gain (loss)	(56,513)	(5,547)

Net periodic expenses	(20,209)	(9,985)

	Pension Benefits	Other Benefits
Assumptions as of December 31, 2007

Weighted - discount rate (1)	11.2%	12.1%
Weighted - salary increase	6.1%	—
Weighted - return on plan assets (1)	12.8%	—
Weighted - long term inflation (2)	4.7%	5.0%

(1) Includes fixed long term inflation assumption detail in (2)

	At December 31, 2008
	Pension Benefits	Other Benefits
	ThUS$	ThUS$
Assets and obligations

Accumulated benefit obligation	(463,832)	(35,659)
Plan assets at fair value	414,265	—

Unfunded accumulated benefit	(49,567)	(35,659)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(37,214)	(44,410)

Foreign exchange effect	18,338	7,759
Net periodic expense	(51,003)	(4,974)
Contributions	17,696	2,990

Benefit (obligations) at December 31	(52,183)	(38,635)

Funded Status of the Plans
Projected Benefit Obligation	(466,448)	(38,635)
Fair value of the plans assets	414,265	—

Funded Status	(52,183)	(38,635)

Net liability recorded under U.S. GAAP	(52,183)	(38,635)

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Change in the plan assets

Fair value of the plan assets, beginning	625,369	—
Foreign exchange effect	(185,337)	—
Actual return on the plan assets	(19,361)	—
Employer contributions	16,725	—
Plan participant contributions	971	—
Benefits paid	(24,102)	—

Fair value of plans assets, ending	414,265	—

Service cost	(3,966)	—
Interest cost	(54,271)	(3,900)
Actual return on the plan assets	(19,361)	—
Actuarial gain (loss)	26,595	(1,074)

Net periodic expenses	(51,266)	(4,974)

	Pension Benefits	Other Benefits
Assumptions as of December 31, 2008

Weighted - discount rate (1)	11.65%	12.14%
Weighted - salary increase	7.25%	—
Weighted - return on plan assets (1)	12.45%	—
Weighted - long term inflation (2)	4.67%	5%

(1) Includes fixed long term inflation assumption detail in (2)

The company expects to pay-out of pension benefits for ThUS$ 1,630, ThUS$ 40,750, ThUS$ 39,885, ThUS$ 39,337 and 39,142 in 2009, 2010, 2011, 2012 and 2013, respectively.

The following data present some supplementary information regarding the Company´s pension plans in Brazil:

Defined benefit pension plan asset allocations at December 31, 2007 and 2008, by assets category are as follows:

	2007	2008
Asset Category	Plan asset	Plan asset

Equity securities	25.84%	13.28%
Debt securities	67.55%	77,11%
Real estate	5.76%	5,83%
Other	0.86%	3,77%

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(j)                Presentation to U.S. GAAP

Certain reclassifications and adjustment would be made to the Chilean GAAP income statement in order to present the amounts in accordance with U.S. GAAP. For example, certain non-operating income and expenses under Chilean GAAP would be included in the determination of operating income under U.S. GAAP. Such reclassifications from non-operating to operating income and expense include the following:

•	Losses arising from contingencies and litigation, and reversals thereof
•	Gains and losses from disposals of fixed assets
•	Taxes, other than income taxes
•	Penalties and fines

	Years ended December 31,
	2006	2007	2008
	ThUS$	ThUS$	ThUS$

Operating income	391,744	408,256	830,468
Non-operating income and expenses, net	(117,938)	(324,380)	65,264
Income taxes	(13,451)	(102,121)	(137,366)
Minority interest	(88,280)	103,456	(292,335)
Net income	172,075	85,211	466,031
Other comprehensive income (loss):
Application of FAS 158		(2,479)	(10,007)
Comprehensive income	172,075	82,732	456,024

Certain reclassifications and adjustments would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with U.S. GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP. Additionally, the regulated asset recorded during 2001 by Coelce and Ampla, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets should be classified as non-current assets as the recovery of these assets is not expected in the short term. Under U.S. GAAP, negative goodwill is allocated to long-lived assets instead of a separate line term in the other assets. Until December 31, 2006, investments in subsidiaries in the development stage would be consolidated under US GAAP, as opposed to being presented as equity method investees, under Chilean GAAP.

	As of December 31,
	2007	2008
	ThUS$	ThUS$

Current assets	1,722,719	1,425,022
Property, plant, and equipment, net	3,789,665	3,954,422
Other assets	945,021	490,487
Total assets	6,457,405	5,869,931

Current liabilities	1,487,290	967,914
Long-term liabilities	2,523,049	1,945,581
Minority interest	730,648	935,313
Shareholders’ equity	1,716,418	2,021,123
Total liabilities and shareholders’ equity	6,457,405	5,869,931

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(k)            Recent accounting pronouncements

FASB Statement No. 141 (Revised 2007), ‘Business combinations’ (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Statement No. 160, ‘Non-controlling interests in consolidated financial statements - an amendment of ARB No. 51’ (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 141(R)-1, ‘Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies’ (“FSP FAS 141(R)-1”). FSP FAS 141(R)-1 amends and clarifies SFAS 141R to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 152-2 and FAS 124-2, ‘Recognition and presentation of other-than-temporary impairments’ (“FSP FAS 152-2 and FAS 124-2”). FSP FAS 152-2 and FAS 124-2 clarifies that in periods in which an entity determines that a security’s decline in fair value below its amortized cost basis as other than temporary, the entity shall present the total other-than-temporary impairment in the income statement with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income, if any. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 157-2, ‘Effective date of FASB Statement No. 157’ (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of FASB Statement No. 157, Fair Value Measurements (“SFAS 157”) for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 157-4, ‘Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly’ (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and is applied prospectively. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

Endesa Brasil S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Adoption of International Financial Reporting Standards (IFRS)

Considering that both Enersis and Endesa Chile have adopted IFRS as accounting standards starting on January 1, 2009,  and expects that its next Form 20-F, for the fiscal year ended December 31, 2009, will be filed using IFRS as its accounting standard used to prepare the financial statements, Endesa Brasil does not expect to prepare reconciliations to US GAAP in the future.

* * * * * *