Form 20-F
period 2009-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S A
filed 2010-06-11
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Eduardo Escaffi, (56-2) 353-5055, eej@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Endesa Chile’s Simplified Organizational Structure (1)

As of December 31, 2009

(1)

Only principal operating subsidiaries are presented here. Percentage ownership includes Endesa Chile’s direct and indirect equity interest. All values have been approximated to the first decimal point.

GLOSSARY

Acciona, S.A.	Acciona, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain until June 25, 2009.

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energía e Servicos S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Colombian subsidiary which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Bureau Veritas	Bureau Veritas	International independent certification company.

Cachoeira Dourada	Centrais Eléctricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Cammesa	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. Cammesa’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates in the SING with thermal plants.

Cemsa	Endesa Cemsa S.A	Argentine energy trading company, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis, that operates mainly in Bogotá.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Brasil’s transmission subsidiary with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires greater metropolitan area, a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company, a subsidiary of Endesa Chile, with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of our parent company, Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.

Our company, a publicly held limited liability stock company incorporated under the laws of the Republic of Chile, with operations in Chile, Argentina, Colombia and Peru and an equity interest in Brazil, and 13,864 MW of consolidated installed capacity. Registrant of this report.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	Chilean electricity company, owner of Central Eólica Canela S.A. and Ojos de agua mini hydro plant. Endesa Eco is an Endesa Chile subsidiary.

Endesa Fortaleza	Central Geradora Termelétrica Endesa Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Latinoamérica	Endesa Latinoamérica S.A.U.	Formerly Endesa Internacional, a subsidiary of Endesa Spain and the direct controller of our parent company, Enersis.

Endesa Spain	ENDESA, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our Chilean parent company, with a 60.0% controlling stake in Endesa Chile.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority for the energy sector.

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

Foninvemem	Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in the gas transportation and electricity generation in the north of Chile, that is 50% owned by Endesa Chile.
Gener	Aes Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina, Brazil and Colombia.

GNLQ	Gas Natural Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile), in which LNG will be unloaded, stored and regasified.

LNG	Liquefied Natural Gas.	Liquefied Natural Gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Ministry of Mines and Energy of Brazil.

NCRE	Non Conventional Renewable Energy	Refers to energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Valued added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (Endesa Chile or the Company) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2009.

We are a Chilean company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.  As of the date of this report, our direct controlling entity, Enersis S.A. (Enersis), owns a 60.0% stake in our company.  ENDESA, S.A. (Endesa Spain), in turn, holds a 60.6% beneficial interest in Enersis.  Enel S.p.A., an Italian electricity generation and distribution company, owns 92.1% of Endesa Spain through a wholly-owned subsidiary.

Financial Information

In this report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos; the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,”  or “reais” are to Brazilian reals, the legal currency of Brazil; references to “soles” are to Peruvian Nuevo Sol, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Unidades de Fomento.

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2009, UF 1 was equivalent to Ch$ 20,942.88.  The dollar equivalent of UF 1 was $ 41.30 at December 31, 2009, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank,” or the “Central Bank”) as of December 31, 2009 of Ch$ 507.10 per $ 1.00.  As of May 31, 2010, UF 1 was equivalent to Ch$ 21,112.41.  The dollar equivalent of UF 1 was $ 39.79 for May 31, 2010, using the Observed Exchange Rate reported by the Central Bank of Ch$ 530.62 per $ 1.00.

Our Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning to our Group included in this report are presented in pesos. Until the year ended December 31, 2008, Endesa Chile prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP).  In accordance with the rules of the Superintendence of Securities and Insurance (SVS), for 2009, Endesa Chile has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).  The opening IFRS statement of financial position was prepared as of January 1, 2008.  A description of the principal differences between Chilean GAAP and IFRS applicable to Endesa Chile, a reconciliation of our shareholders’ equity as of January 1 and December 31, 2008, and a reconciliation to the net income for the year ended December 31, 2008 from Chilean GAAP to IFRS, are included in Note 36 to our Consolidated Financial Statements.

Subsidiaries are consolidated by the global integration method, incorporating into the Consolidated Financial Statements all assets, liabilities, income, expenses and cash flows after making the corresponding adjustments and eliminations for intra-group transactions.

Jointly-controlled entities, which are those that do not have a controlling shareholder but which are governed by a joint management agreement, are consolidated by the proportional integration method. Endesa Chile recognizes, line by line, its share of the assets, liabilities, income and expenses of such entities, so that the aggregation of balances and subsequent eliminations, takes place only in the proportions of Endesa Chile’s shares in them.

Investments in associates over which the Company entities are recorded in our Consolidated Financial Statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates see Appendix No. 1 of the Consolidated Financial Statements.

For the convenience of the reader, this report contains translations of certain peso amounts into dollars at specified rates.  Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” as of December 31, 2009.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.  No representation is made that the peso or dollar amounts shown in this report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Technical Terms

References to “GW” and “GWh” are to gigawatt and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes.  Unless otherwise indicated, statistics provided in this report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities.  One TW = 1,000 GW, one GW = 1,000 MW, and one MW = 1,000 kW.  Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours, except for 2008, a leap year, based on 8,784 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by us from our generators.

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding own energy consumption and losses of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

Calculation of Economic Interest

References are made in this report to the “economic interest” of Endesa Chile and its related companies.   In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage economic interest in a directly held related company by the percentage economic interest of any entity in the ownership chain of such related company.  For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an associate, our economic interest in such associate would be 24%.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data.

The following summary consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements included in this report. Our audited Consolidated Financial Statements as of and for the year ended December 31, 2009 and 2008 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.   For further detail on the adoption of IFRS, please see “Introduction – Financial Information.”  The financial data as of and for each of the two years ended December 31, 2009 in the table below are presented in nominal pesos.

In general, amounts are expressed in million except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2009, are translated at the Observed Exchange Rate Ch $  507.10 for $  1.00. No representation is made that the peso or dollar amounts shown in this report could have been or could be converted into dollars or pesos, at such rate or any other rate. For more information concerning historical exchange rates, see –“Exchange Rates” below.

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

The following table sets forth the selected consolidated financial data of Endesa Chile in accordance with IFRS for the periods indicated:

	As of or for the year ended December 31
	2008	2009	2009 (1)
Consolidated Income Statement Data	Ch$ Million		Million of $

Amounts in accordance with IFRS

Revenues from Operations	2,536,388	2,418,919	4,770
Operating Costs	(1,662,224)	(1,401,988)	(2,765)
Operating Income	874,164	1,016,931	2,005
Interest (Expense), Net	(223,218)	(196,111)	(387)
Total gain (loss) on sale of non-current assets not held for sale	(708)	65	-
Other non-operating income	117,471	123,683	244
Net Income Before Tax	767,709	944,568	1,863
Income taxes	(210,178)	(172,468)	(340)
Net Income	557,531	772,100	1,522
Net income attributable to: Shareholders of the company	433,177	627,053	1,237
Net income attributable to: Minority Interest	124,354	145,047	286
Net Income (loss) from continuing operations per Share (Ch$ / $ )	52.82	76.45	0.1508
Net Income (loss) from continuing operations per ADS (Ch$ / $ )	1,584.60	2,293.50	4.5228
Net Income (loss) per Share (Ch$ / $ )	52.82	76.45	0.1508
Net Income (loss) per ADS (Ch$ / $ )	1,584.60	2,293.50	4.5228
Cash Dividends per share (Ch$ / $ )	16.19	25.25	0.050
Cash Dividends per ADS (Ch$ / $ )	485.70	757.50	1.5000

Consolidated Balance Sheet Data

Amounts in accordance with IFRS

Total Assets	6,678,905	6,169,353	12,166
Non-Current Liabilities	2,621,307	2,233,249	4,404
Equity Attributable to Shareholders of the Company	1,598,730	2,069,086	4,080
Equity Attributable to Minority Interest	1,103,224	885,916	1,747

Other Consolidated Financial Data

Amounts in accordance with IFRS
Capital Expenditures Paid (2)	257,606	316,002	623
Depreciation,amortization and Impairment losses	186,604	196,142	387

(1)             Solely for the convenience of the reader, peso amounts have been translated into dollars at the exchange rate of Ch$ 507.10 per dollar, the Observed Exchange Rate as of December 31, 2009.

(2)             Capex figures represent effective payments for each year.

	As of and for the year ended December 31,
	2005	2006	2007	2008 (2)	2009
Operating Data by Country

Endesa Chile
Installed capacity in Chile (MW)	4,477	4,477	4,779	5,283	5.650
Installed capacity in Argentina (MW)	3,623	3,639	3,644	3,652	3,652
Installed capacity in Colombia (MW)	2,657	2,779	2,829	2,895	2,895
Installed capacity in Peru (MW)	969	1,426	1,468	1,467	1,667
Production in Chile (GWh)(1)	18,764	19,973	18,773	21,267	22,239
Production in Argentina (GWh)(1)	12,333	13,750	12,117	10,480	11,955
Production in Colombia (GWh)(1)	11,864	12,564	11,942	12,905	12,674
Production in Peru (GWh)(1)	4,516	6,662	7,654	8,102	8,163
Production in Brazil (GWh)(1)(3)	2,645	-	-	-	-

(1)    Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

(2)    The differences in the 2008 figures of Chile compared to those reported in our 2008 Form 20‑F are explained by the consolidation of 50% of GasAtacama, a jointly controlled company, into Endesa Chile’s financial statements due to the adoption of IFRS in January 2009, which requires proportional consolidation of the owned joint ventures

(3)    On May 24, 2005, the Board of Directors of Endesa Chile approved the constitution of the holding company in Brazil with the name of Endesa Brasil S.A. Since then we ceased to consolidate the operations in that country.

Exchange Rates

Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of our shares of common stock, without par value (the Shares or the Common Stock), on the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Chilean Electronic Exchange) and the Bolsa de Corredores de Valparaíso (the Valparaíso Stock Exchange) (collectively, the Chilean Exchanges).  These exchange rate fluctuations will likely affect the price of the Company’s American Depositary Shares (ADSs) and the conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars.  In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

The Ley Orgánica del Banco Central de Chile 18,840 (the Central Bank Act), provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal (the Formal Exchange Market), a market comprised of banks and other entities explicitly authorized by the Central Bank.  Purchases and sales of foreign currency, which can take place outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the Informal Exchange Market), which is a recognized currency market in Chile.  Free market forces drive both the Formal and Informal Exchange Markets.  Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.  The Central Bank publishes daily the dólar observado (the Observed Exchange Rate), which is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  The Informal Exchange Rate means the average rate at which transactions are made in the Informal Exchange Market.  On December 31, 2009, the Informal Exchange Rate was Ch$ 507.45, or 0.07% higher than the published Observed Exchange Rate of Ch$ 507.10 per $ 1.00.  On May 31, 2010, the informal exchange rate was Ch$ 530.35 per $ 1.00, 0.05% lower than the Observed Exchange Rate corresponding to such date of Ch$ 530.62 per $ 1.00.  Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates prevailing as of December 31, 2009.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate(1) (Ch$ per $ )
Year	Low	High	Average(2)	Period- end
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45
2009	491.09	643.87	554.22	507.10

	Monthly Observed Exchange Rate(1) (Ch$ per $ )
Last six months	Low	High	Average(2)	Period- end
2009
December	495.51	508.75	—	507.10

2010
January	489.47	531.75	—	523.10
February	525.48	546.18	—	527.84
March	508.66	533.87	—	524.46
April	514.91	527.38	—	517.23
May	518.44	549.17	—	530.62

Source: Chilean Central Bank.

(1)   Reflects pesos at historical values rather than in constant pesos.

(2)   The average of the exchange rates on the last day of each month during the period.  This is not applicable to monthly data.

B.            Capitalization and Indebtedness.

Not applicable.

C.            Reasons for the Offer and Use of Proceeds.

Not applicable.

Risk Factors.

South American economic fluctuations are likely to affect our results from operations.

All of our operations are located in five South American countries.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.

The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investor reaction to developments in one country may have a significant effect on the securities of issuers in other countries, including Chile.  Chilean financial and securities markets may be adversely affected by events in other countries and such effects may affect the value of our securities.  Moreover, we have significant investments in relatively risky countries such as Argentina.  Generation and distribution of cash from such subsidiaries in these countries have proven to be volatile.

Our business is particularly dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile.  In 2009, the Chilean GDP decreased by 1.5% compared to a 3.7% increase in 2008.  The latest Chilean Central Bank estimate for growth in 2010 is in the 4.25% - 5.25% range.  However, there is no assurance that such growth will be achieved, that the growth trend will be resumed in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results of operations.  Our financial condition and results from operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector.  In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business.

Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru.  These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls as well as other interventionist measures, which in Argentina included freezing bank accounts and imposing capital restrictions in 2001, the nationalization of the private sector pension funds in 2008, and the use of Central Bank reserves of the Argentine Treasury in order to pay down indebtedness maturing in 2010. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances.  If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to become less profitable, and our results from operations may be adversely affected.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants and their associated transmission lines, pipelines, LNG terminals and re‑gasification plants, storage and chartered LNG tankers.  Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism.    For example, on February 27, 2010, Chile experienced a major earthquake measuring 8.8 on the Richter scale, followed by a tsunami.  Notwithstanding our insurance policies regarding these events, we could still experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses.  There may be an important time lag between a major accident or catastrophic event and our definitive recovery from our insurance policies, which typically carry non‑recoverable deductible amounts, and in any event are subject to caps per event.  Some of these considerations, among others, could lead to an adverse effect on our operations, earnings and cash flow.  For information on the February 27, 2010 earthquake in Chile, please see “Item 4. Information on the Company — A. History and Development of the Company. Recent Developments.”

We are subject to refinancing risk and to debt covenants that could affect our liquidity.

As of December 31, 2009, our debt in financial terms was $ 4,172 million, while under accounting terms, it totaled $ 4,221 million.  These amounts differ since financial debt does not include accrued interest, which accounting debt includes, and considers other items that accounting debt does not include, such as derivatives’ mark to market effects.

Our financial debt had the following maturity timetable:

•      $ 603 million in 2010;

•      $ 493 million in 2011;

•      $ 355 million in 2012;

•      $ 1,494 million in the period 2013-2014; and

•      $ 1,226 million thereafter.

Of the $ 603 million of financial debt maturing in 2010:

•      $ 351 million is in Chile;

•      $ 102 million in Argentina;

•      $ 78 million in Colombia; and

•      $ 72 million in Peru.

Our debt agreements are subject to certain fairly standard debt to EBITDA and debt to equity financial covenant ratios, among others.  With IFRS adoption, all the financial covenants were amended, so as to leave the Company with approximately the same levels of covenant constraints as before the accounting standards’ change.  They also contain common affirmative and negative covenants, as well as events of default, and in some cases, mandatory prepayment events.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions, with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

In the event that any of our cross default provisions are triggered and our existing creditors demand immediate repayment, a portion of our indebtedness could become due and payable.  For more information on covenants, cross default and relevant provisions for these credit facilities, see “Item 5.  Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

As of the date of this report, Argentina continues to be the country with the highest refinancing risk.  As of December 31, 2009, the third-party financial debt of our Argentine subsidiaries amounted to $ 295 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over our Argentine outstanding debt.  If our creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance such indebtedness.

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 58% of our consolidated installed generation capacity is hydroelectric.  Accordingly, extreme hydrological conditions may affect our business and have an adverse effect on our results.

During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel are dispatched more frequently.  Our operating expenses increase during these periods, and depending on our commercial obligations, we may have to buy electricity from other generators in order to comply with our contractual supply obligations.  The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations may adversely affect our profitability.  In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.  For instance, in 2005 there was a change the in water rights law in Chile that requires us to pay for all the unused water rights.

The Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.

Similarly, if material rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the other countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way.  Rationing periods may occur in the future and consequently, our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Regulatory authorities may impose fines on our subsidiaries.

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure.  Such fines may range from 1 Unidad Tributaria Mensual (UTM), or $ 73, to 10,000 Unidades Tributarias Anuales (UTA), or $ 8.7 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2009.  Any electricity company supervised by the Superintendencia de Electricidad y Combustible (Chilean Superintendence of Electricity and Fuels), or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of the company; for instance, when the coordination duty of the system agents is not fulfilled.

Our generation subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.

In 2004, the SEF imposed fines on Endesa Chile in the amount of UTA 2,030, or $ 1.8 million, due to a blackout that occurred in the Metropolitan Region in 2003.  As a result of an administrative resolution, these fines have since been reduced to 1,610 UTA, or $ 1.4 million.  In 2005, the SEF imposed fines of UTA 1,260, or $ 1.1 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region in 2003.  In February 17, 2009, the SEF imposed fines on Endesa Chile, Pehuenche and San Isidro for UTA 200, UTA 200 and UTA 100, respectively, or $ 0.4 million in total.  We are currently appealing all these fines, but these appeals may be unsuccessful.

We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.

In order to pay our obligations, we rely partly on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates, as well as cash from proceeds of the issuance of new securities.  Our ability to pay our obligations will depend on the receipt of distributions from our subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where they operate.

Historically, we have been able to access the cash flows of our Chilean subsidiaries, but we have not been similarly able to access at all times the cash flows of our non‑Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions and credit restrictions.

Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions.  Some of our non‑Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments.  In addition, the ability of any of our subsidiaries which are not wholly owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders.  Furthermore, some of our subsidiaries may be forced by local authorities to diminish or eliminate dividend payments. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

Contractual Constraints.  Distribution restrictions in our subsidiaries’ contractual agreements include the following:  prohibitions against dividend distributions by many companies in the case of default, and in the case of Pangue and Edegel, if they are not in compliance with certain financial ratios; and prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Endesa Costanera and El Chocón in Argentina, in the case of default and if not in compliance with certain financial ratios.

Operating Results of Our Subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results.  To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.

Foreign Currency Controls.  The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate.  For example, during the economic crisis of 2001, the Central Bank of Argentina imposed restrictions on the transfer of funds outside Argentina.

Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders.

Most South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.

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

As of December 31, 2009, using financial rather than accounting conventions, Endesa Chile’ total consolidated financial debt was $ 4,170 million (net of currency hedging instruments).  Of this amount $ 2,139 million, or 51%, was denominated in dollars and $ 938 million in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•      $ 72 million in Argentine pesos;

•      $ 876 million in Colombian pesos; and

•      $ 145 million in soles.

This totals an aggregate of $ 1,093 million in currencies other than dollars or pesos.

For the twelve‑month period ended December 31, 2009, our operating revenues amounted to $ 4,324 million (before consolidation adjustments) of which:

•      $ 750 million, or 17%, was denominated in dollars; and

•      $ 2,238 million, or 52%, was linked in some way to the dollar.

In the aggregate, 69% of our operating revenues (before consolidation adjustments) was either denominated in dollars or linked to dollars through some form of indexation, while 2% were in pesos.

Revenues, before consolidation adjustments, in other currencies for the year ended December 31, 2009, included the equivalent of:

•      $ 530 million in Argentine pesos;

•      $ 680 million in Colombian pesos; and

•      $ 50 million in soles.

Despite the fact that we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.

Furthermore, trading in the shares of our common stock underlying ADSs is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.

Construction of new facilities may be adversely affected by factors associated with these projects.

Factors that may adversely affect our ability to build new facilities include: delays in obtaining regulatory approvals, including environmental permits;  shortages or increases in the price of equipment, materials or labor; opposition by local or international political, environmental and ethnic groups; strikes; adverse changes in the political and regulatory environment in the countries where we operate; adverse weather conditions, natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.

Any of these factors may cause delays in the completion of all or part of our capital investment program and may increase the cost of the projects.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

We are a party to a number of legal proceedings, some of which have been pending for several years.  Some of these claims may be resolved against us.  Our financial condition or results from operations could be adversely affected in a material way if certain material claims are resolved against us.  See Note 19 of our audited Consolidated Financial Statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long‑term energy sales contracts we have entered into.  Our subsidiaries have material obligations under long‑term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity.  In addition, we have material obligations as selling parties under long‑term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depend on water levels in reservoirs, the market prices of commodities such as natural gas, fuel oil, coal and other energy-related products, as well as the dollar exchange rate.  Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity.  Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity.  We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.  For further discussion, please refer to “Item 11 ‑Quantitative and Qualitative Disclosures about Market Risk ‑ Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

Enel S.p.A. (Enel) through a wholly-owned subsidiary owns 92.1% of ENDESA, S.A. (Endesa Spain) which owns 60.6% of Enersis’ share capital, and Enersis beneficially owns 60.0% of Endesa Chile’s outstanding capital stock.  Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  Our controlling shareholders also can exercise influence over our operations and business strategy.  Their interests may in some cases differ from those of our other shareholders.  Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not have an equity interest

Environmental regulations in the countries in which we operate may increase our costs of operations.

Our operating subsidiaries are also subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  Approval of these environmental impact studies may be withheld by governmental authorities.  In addition, public opposition may cause delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments.  See “Item 4.  Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADSs.

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

All of our assets are located outside of the United States.  Almost all of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well.  If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.   Information on the Company

A.            History and Development of the Company.

Incorporation and Contact Information of the Company

Empresa Nacional de Electricidad S.A. (Endesa Chile) is a publicly held limited liability stock company incorporated under the laws of the Republic of Chile on December 1, 1943.  Since 1943, the Company has been registered in Santiago with the SVS under Registration No. 0114.  The Company is commercially referred to as both Endesa and Endesa Chile.

The Company’s contact information in Chile is:

Main office:	Santa Rosa 76, Santiago, Chile
Mailing Address:	Código Postal 8330099, Santiago
Telephone:	(562) 630-9000
Fax:	(562) 635-3938

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19711
Telephone:	(1-302) 738-6680
Fax:	(1-302) 738-7210

Development of the Company

The Chilean government owned Endesa Chile from its incorporation in 1943 until we were privatized in 1987 through a series of public offerings which were completed in 1989.

In May 1992, Endesa Chile began its international expansion program with the following developments:

•      we acquired a stake in Endesa Costanera in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina; in March 2007 Endesa Chile increased its equity interest in El Chocón from 47.44% to 65.37% and in Endesa Costanera from 64.26% to 69.76%.

•      we acquired Edegel in Peru in October 1995; in June 2006, there was a merger between Edegel and Etevensa, after which Endesa Chile’s equity interest became 33.06% of its Peruvian assets.  In October 2009, we purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain.  With this transaction, we increased our economic interest in Edegel to 62.46%.

•      we acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007 both subsidiaries were merged into Betania, which then changed its name back to Emgesa S.A. E.S.P.; as of December 2009 Endesa Chile’s equity interest in Emgesa was 26.9%. Due to a shareholders’ agreement, Endesa Chile controls Emgesa.

•      we acquired Cachoeira Dourada in Brazil in September 1997 and in 1998 we and Endesa Spain invested in CIEN which operates an international transmission line connecting Brazil and Argentina.  Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of Endesa Brasil.

On March 26, 2007, Spanish company Acciona, S.A. (Acciona) and Italian company Enel, executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through its Spanish subsidiary Endesa Latinoamérica, holds 60.6% of the share capital of Enersis, which in turn holds 60% of the share capital of Endesa Chile.

On February 20, 2009, Acciona and Enel, reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L., wholly owned by Enel, its 25.0% shareholding in Endesa Spain, subject to certain conditions, which were subsequently met.  In accordance with the agreement, Enel paid Acciona € 9,627 million.  The amount was determined by subtracting the dividends distributed by Endesa Spain and received by Acciona after February 20, 2009 (€ 1,561 million) from the cash consideration of the agreement established on that same date (€ 11,107 million) and adding interest accrued as from the agreement date (€ 81 million).  On June 25, 2009, the shares were transferred, making Enel the ultimate controller of Enersis by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.  In addition, during 2009, Endesa Spain transferred to Acciona certain wind and hydroelectric energy generation assets in Spain and Portugal priced at € 2,814 million.

On June 25, 2009, the shares and assets were transferred, making Enel the ultimate controller of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.

Recent Developments:

On January 28, 2010 we held three bondholder meetings for our Chilean bonds denominated in UF, with the purpose of carrying out certain proposed amendments.  The bondholders approved the amendments, which dealt with both technical adjustments for setting the proper financial covenants as a consequence of the adoption of IFRS on January 1, 2009, as well as new borrower‑friendly language on certain cross acceleration and bankruptcy/insolvency clauses.  After giving legal effect to such amendments on March 10, 2010, all series of our Chilean bonds reference only the borrower, and no longer reference any of our subsidiaries in Chile and abroad, in these Event of Default provisions.

On February 27, 2010, Chile experienced a major earthquake measuring 8.8 on the Richter scale, in the Bío-Bío Region, followed by a tsunami.  As a consequence, few of our facilities were affected, and the Company did not suffer any casualty.  Our generation thermal plants Bocamina I (128 MW) and Bocamina II (370 MW, still under construction), which are located near the epicenter, presented some structural damages, causing the interruption of operations in the former plant and an expected delay in the construction on the latter.  Bocamina I represents 2% of our generating capacity in Chile.  The rest of our generating facilities in the country were impacted within the limits of the original design, and there was no disruption in their normal operations.

Damages suffered by some of our customers affected our business, due to the impact on electricity demand. Also some suppliers (such as Transelec, a transmission company not owned by us) experienced difficulties in their facilities, with negative effects on our capacity to effectively deliver electricity to our clients. We have insurance policies which provide us coverage (while in compliance with our property policy), including property damages, business interruptions and contingent business interruptions (i.e., attributable to our customers and/or suppliers). In the case of Bocamina II, we also have insurance for the construction phase of our projects, covering damages and advance loss of profits for up to two years.  All these insurance policies have their customary deductibles. There may be an important time lag until we finally receive total compensation.

For additional information, see “ —D. Property Plants and Equipment.”

Investments, Capital Expenditures and Divestitures

Investments in Chile

Our capital expenditures and investments during 2009 amounted to $ 760.3 million, of which $ 551.0 million corresponds to expansion, primarily in Chile, and $ 209.2 million to capital expenditure maintenance in all our operating subsidiaries.  As of December 31, 2009, our expected capital expenditures amount to approximately $ 2.2 billion over the next five years ending on December 31, 2014.  Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financial structure and the financing will depend on the market conditions at the time the cash flows are needed.

Reinforcing Endesa Chile’s commitment with sustainability and with its non-conventional renewable energy (NCRE) project development initiatives, and following the commercial start‑up of the Canela 18 MW wind farm in December 2007, our subsidiary Endesa Eco completed the commissioning of 40 wind generators of the wind farm Canela II on November 25, 2009, thereby adding 60 MW of new capacity in the Sistema Interconectado Central (SIC), with an investment of approximately $ 150 million.  Commercial operations started on December 11, 2009.

With respect to the Quintero LNG project, in which Endesa Chile holds a 20% stake in the re‑gasification terminal, the “Early Gas” phase started commercial operations on September 12, 2009, requiring the presence in port of the tanker to operate the re‑gasification plant.  This re‑gasification plant is already operating in a fast‑track mode, and plans to be fully operational in its total storage capacity in August 2010. Total investment for this project is approximately $ 1.1 billion.

On June 20, 2009 the first unit of the Quintero thermal plant project, which Endesa Chile built in the Valparaíso Region, successfully made its first synchronization with the SIC, beginning its commercial operations on July 23, 2009.  The second unit successfully made its synchronization with the SIC on August 28, 2009 and has been in commercial operations since September 4, 2009.  This project, located on a site alongside the Quintero re‑gasification plant, has a declared capacity of 257 MW, and will operate with either natural gas or with diesel oil. Total investment was approximately $ 140 million.  Works continue for the construction of the Bocamina II coal‑fired plant in Coronel, in the Bío-Bío Region.  With a capacity of 370 MW, it will be equipped with the latest emission‑reduction technologies and it is estimated that the start‑up will be in June 2011.

Investments in Argentina

In Argentina, our subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., carried out investments between 2004 and 2007 in the Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista  (Foninvemem), which translated into a 21% shareholding in Termoeléctrica José de San Martín S.A. (San Martín). and Termoeléctrica Manuel Belgrano S.A.(Manuel Belgrano), corresponding to two 800 MW combined‑cycle plants.  Both plants started operating in open cycle during 2008.  The closing of the cycles (combined‑cycle operation) took place in January 2010 in the case of the Manuel Belgrano plant and in February 2010 in the case of the José de San Martín plant.

Investments in Colombia

In Colombia, following the conclusion of the Firm Energy Obligation process (see “— B. Business Overview—Electricity Industry Regulatory Framework”) for the projects, which start operations between December 2014 and November 2019, in June 2009, the Colombian Ministry of Mines and Energy chose Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW.  In line with the project’s schedule, the principal civil works and equipment supply and assembly contracts are currently in their tender processes, in order to estimate the required investment.

Investments in Peru

In January 2008, Edegel signed a turnkey contract with Siemens Power Generation for the installation of a 189 MW turbine at the Santa Rosa plant, to operate with natural gas from Camisea.  On September 2, 2009, the turbine started its commercial operations with a capacity of 193 MW, with an investment of approximately $ 90 million.  On November 28, 2009, an increase of 7 MW was recognized, reaching a total capacity of 200 MW, allowing Edegel to increase its installed capacity to 1,667 MW, thereby enabling it to meet the Peruvian market demand growth.  Also, in October 2009, we purchased a 29.4% stake of Edegel for $ 375 million.  With this transaction, we increased our economic interest in Edegel from 33.1% to 62.5%.

The table below sets forth the capital expenditures made by our subsidiaries in 2008‑2009 and expected capital expenditures for the period 2010-2014

CAPITAL EXPENDITURES OF ENDESA CHILE AND ITS SUBSIDIARIES

	(in million of Ch$ )
	2008	2009	2010-2014
Total	357,932	385,535	1,240,640

We have carried out some investments, divestitures and other reorganizations in the last three years including the following:

•      Centrales Hidroeléctricas de Aysén S.A., (HidroAysén), a long‑term investment company, was formed in September 2006.  Endesa Chile has a 51% holding and Colbún S.A. holds the remaining 49%.  The environmental impact assessment (EIA) for the 2,750 MW hydroelectric project was submitted to the environmental authority in August 2008.  The EIA was prepared by an international consortium comprised of SWECO, POCH Ambiental and EPS.  The EIA is in process and the first request for clarifications has been issued, for which the company submitted its response in October 2009.  In January 2010, HidroAysén received a second document with observations from local environmental authorities, and the company requested a suspension from the process until June 2010 in order to better respond to such observations.

•      In February 2007, Endesa acquired 19,574,798 common shares from Southern Cone Power Argentina S.A., which holds 5.5% of the share capital of Endesa Costanera.  The investment was for $ 9.5 million.  As a result of this purchase, Endesa Chile’s beneficial interest in Endesa Costanera increased from 64.3% to 69.8%.

•      In March 2007, Endesa Chile acquired a total of 4,467,500 shares from CMS Generation Co. and CMS Generation S.R.L., representing 25% of the share capital of Hidroinvest S.A., the Argentine holding company and controller of El Chocón, and also acquired 7,405,768 direct shares of El Chocón.  The total purchase price was $ 50 million, which included the debt that Hidroinvest S.A. owed to CMS.  With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9% to 96.1%, and strengthens our control of El Chocón, which is 59%-controlled by Hidroinvest S.A.  As a result of the foregoing share purchases, Endesa Chile increased its beneficial interest in El Chocón from 47.4% to 65.4%.

•      In June 2007, Endesa Chile notified CMS Enterprises Company (CMS) of its decision to exercise its right of first offer granted by CMS for their interests in the companies and vehicles that conform GasAtacama.  On this same date, Endesa Chile and Southern Cross Latin America Private Equity Fund III, L.P. (Southern Cross) executed a sale and purchase agreement for 50% of the participation of Endesa Chile in GasAtacama and of the sponsor loans associated with this participation, to the Southern Cross fund.  As a result of the foregoing, Endesa Chile and Southern Cross each own 50% of GasAtacama.

•     In September 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name back to Emgesa S.A. E.S.P. (Emgesa).  As a result, Endesa Chile’s direct and indirect shareholding in Emgesa is 26.9%. This new corporate structure offers advantages involving better financial terms for our Colombian operations.

B.            Business Overview.

Information relating to operating revenue by business segment is set forth in note 31 to our Consolidated Financial Statements.

We are publicly held limited liability stock electric generation company with consolidated operations in Chile, Argentina, Colombia and Peru and an equity interest in a Brazilian company.  Our core business is electricity generation.  We also participate in the engineering services industry and have a tunnel concession in Chile.  The low proportion of non‑generation contribution, less than 1.5% in terms of revenues, does not justify the breakdown of revenues per activity.

Our consolidated installed capacity, as of December 31, 2009, was 13,864 MW, with 57.6% hydroelectric capacity, 41.8% thermal electric and 0.6% wind power generation capacity.  Total installed capacity is defined as the maximum power capacity (measured in MW generation units), under specific technical conditions and characteristics.

We own and operate 29 generation facilities in Chile with an aggregate installed capacity, as of December 31, 2009, of 5,650 MW, 6.9% higher compared to the 5,283 MW in 2008.  The difference in 390 MW in the 2008 figure, compared to the total installed capacity disclosed in the 2008 Form 20‑F, is explained by the consolidation of 50% of the capacity of GasAtacama, a jointly controlled company, into Endesa Chile’s financial statements due to the adoption of IFRS in January 2009, which requires for proportional consolidation of owned joint ventures. This change also explains differences in other 2008 figures such as physical sales, generation, purchases, installed capacity, main customers and power plants in Chile.

The most important increases in our total installed capacity in Chile were mainly due to the start-up of commercial operations of the LNG terminal; the incorporation of Quintero (257 MW, thermal) in September 2009;the increase in installed capacity of San Isidro 2 (from 353 to 399 MW) in December 2009.Also the incorporation of Canela II (60 MW, wind farm) in December 2009 contributed to the increased capacity.

Quintero’s project started operations with a 129 MW unit in July 2009, and with a second 128 MW unit in September 2009.  Canela II has 40 generators which, in addition to the 11 initial Canela generators, represent the biggest wind farm in Chile with 78 MW.

We accounted for 37.4% of Chile’s total generation capacity as of December 31, 2009, measured by the maximum capacity calculated by CDEC‑SIC.  Hydroelectric installed capacity represents 61.3% of Endesa Chile’s total installed capacity in Chile; thermoelectric installed capacity, 37.3% and wind power, 1.4%.  The CDEC is the electricity dispatch center in the corresponding electric system.  See “— B. Business Overview — Electricity Industry and Regulatory Framework.”

As of December 31, 2009, we also had interests in 25 generation facilities outside of Chile with an aggregate installed capacity of 8,214 MW, 2.5% higher compared to 8,014 MW in 2008.  The main change in our total installed capacity outside Chile is in Peru with the thermal unit Santa Rosa TG8 which started operations in September 2009 with 193 MW and an additional 7 MW since November 2009 (for a total of 200 MW).  For additional detail on capacity increase of these units see “— D. Property, Plant and Equipment.”  Hydroelectric installed capacity outside Chile represents 55.1% of Endesa Chile’s total installed capacity outside Chile. Based on 2009 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 14%, 21% and 29% of total capacity in each country, respectively.

ENDESA CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(2)

	Year ended December 31,
	2007		2008 (1)		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	32,687	65	32,297	61	34,873	63
Thermal generation	17,796	35	20,409	39	20,063	36
Other generation (3)	3	0	49	0	94	0
Total generation	50,486	100	52,754	100	55,030	100

(1)    The difference in the values reported in our 2008 Form 20-F is explained by the incorporation of the mini hydro Ojos de Agua into the item “Other generation” and the consolidation of GasAtacama.

(2)    Generation minus power plants’ own consumption and technical losses.

(3)    Other generation refers to the generation of the subsidiary Endesa Eco (Renewable energy: mini hydro Ojos de Agua and wind farms Canela and Canela II)

Our consolidated electricity production reached 55,030 GWh in 2009, 4.3% higher than the 52,754 GWh produced in 2008.  Colombia was the only country which reduced its generation, from 12,905 GWh in 2008 to 12,674 GWh in 2009, a decrease of 1.8%.  Argentina was the country which most increased generation, from 10,480 GWh in 2008 to 11,955 GWh in 2009, an increase of 14.1%.  Hydroelectric generation in 2009 in the four countries in which we consolidate the results from our operations was 8% higher than in 2008 and thermal generation in 2009 was 1.7% lower than in 2008.

Our consolidated physical energy sales for 2009 were 59,859 GWh, 4.2% higher than our consolidated physical energy sales of 57,458 GWh in 2008.   The main increases in sales were in Argentina and Chile, and the main reduction was in Peru, as illustrated in the following table:

ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of and for the year ended December 31
	2007	2008	2009
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,644.1	3,652.1	3,652.1
Energy generated (GWh) (3)	12,117.1	10,480.2	11,954.6
Energy sales (GWh)	12,406.3	11,097.7	12,405.3
Chile
Number of generating facilities (1) (4)	25	27	29
Installed capacity (MW) (2) (4)	4,779.2	5,283.2	5,650.2
Energy generated (GWh) (3)	18,773.0	21,267.1	22,239.4
Energy sales (GWh)	19,212.1	21,531.9	22,326.6
Colombia
Number of generating facilities (1)	11	11	11
Installed capacity (MW) (2)	2,828.7	2,894.7	2,894.7
Energy generated (GWh) (3)	11,941.8	12,905.1	12,673.6
Energy sales (GWh)	15,613.1	16,367.9	16,806.2
Peru
Number of generating facilities (1) (4)	9	9	9
Installed capacity (MW) (2) (4)	1,469.0	1,466.8	1,667.2
Energy generated (GWh) (3)	7,654.4	8,101.9	8,162.8
Energy sales (GWh)	7,993.5	8,460.8	8,320.8
Total
Number of generating facilities (1)	50	52	54
Installed capacity (MW) (2)	12,721.0	13,296.8	13,864.2
Energy generated (GWh) (3)	50,486.3	52,754.3	55,030.4
Energy sales (GWh)	55,225.0	57,458.3	59,858.9

(1)   For details on generation facilities, see “ —D. Property Plants and Equipment.”

(2)   Total installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified by Bureau Veritas, an international independent certification company.  Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks.  We have not restated capacities based on this certification.

(3)   Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)   San Isidro 2, Palmucho and Canela’s generation in Chile consolidated since April, November and December 2007, respectively; Quintero and Canela II generation in Chile consolidated since July and December 2009, respectively; Santa Rosa TG8´s generation in Peru consolidated since November 2009.

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

In general, in the countries in which we operate, the potential for contracting electricity is related to the volume of electricity demand.  Customers identified as small volume regulated customers, such as residential customers, subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company.  These distribution companies, which purchase large amounts of electricity for small residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the market pool, where energy is normally sold at the spot price, is not carried out through contractual agreements, but instead complies with pool market operations.

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	22,881	41.4	24,479	42.6	25,517	42.6
Unregulated customers	14,374	26.0	15,512	27.0	14,280	23.9
Electricity pool market sales	17,970	32.5	17,467	30.4	20,062	33.5
Total electricity sales	55,225	100.0	57,458	100.0	59,859	100.0

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific.  Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and also determine which customers can purchase energy in electricity pool markets.

The following table contains information regarding our consolidated physical sales of electricity per customer segment:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	37,255	67.5	39,991	69.6	39,797	66.5
Non-contracted sales	17,970	32.5	17,467	30.4	20,062	33.5
Total electricity sales	55,225	100.0	57,458	100.0	59,859	100.0

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

The following table contains information regarding our electricity generation and purchases:

CONSOLIDATED PHYSICAL GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Electricity generation	50,486	89.8	52,754	90.5	55,030	90.6
Electricity purchases	5,722	10.2	5,528	9.5	5,682	9.4
Total(1)	56,208	100.0	58,282	100.0	60,712	100.0

(1)    Total energy generation (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the generation figure has already deducted power plant consumption and technical losses of generation units.

We have a 50% beneficial interest in GasAtacama Chile S.A. through which we participate in the gas transportation and thermal generation business in northern Chile.  Since March 2008 we have a 51% beneficial interest in HidroAysén  through which we participate in a hydroelectric project in the Aysén Region.  We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (Electrogas), in which we have a 42.5% beneficial interest.  Electrogas owns a pipeline in the Valparaíso Region and supplies natural gas to the power plants San Isidro and Nehuenco.  The other shareholders are Colbún S.A. and ENAP.

Since September 2005, our participation in the Brazilian electricity business is carried out through our equity investment in Endesa Brasil S.A, in which we have a beneficial interest of 38.9%.  Endesa Brasil S.A. consolidates operations of two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A.,(Endesa Fortaleza), and Cachoeira Dourada; CIEN, which owns two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines; and two distribution companies, Ampla Energía e Servicos S.A.,(Ampla), which is the second largest electricity distribution company in the State of Rio de Janeiro and Companhia Energética do Ceará S.A. (Coelce), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 29 generation plants in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta, Endesa Eco and our jointly controlled company GasAtacama.  Of these plants, 16 are hydroelectric, with a total installed capacity of 3,465 MW.  This represents 61.3% of our total installed capacity in Chile.  There are eleven thermal plants which operate with gas, coal or oil with a total installed capacity of 2,107 MW, representing 37.3% of our total installed capacity in Chile, and there are two wind power units with 78 MW in the aggregate, , representing 1.4% of our total installed capacity in Chile.  Twenty-six (16 hydroelectric, 8 thermoelectric and 2 wind power plants) of our plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and the other three power plants (GasAtacama and two units of Celta) are connected to the Sistema Interconectado del Norte Grande, or the SING.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2007	2008	2009
Endesa	3,034	3,139	3,446
Pehuenche	699	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
GasAtacama		390	390
Endesa Eco	18	27	87
Total	4,779	5,283	5,650

(1)    The installed capacity was certified by Bureau Veritas.

Our total electricity generation in Chile (in both the SIC and the SING) reached 22,239 GWh in 2009, 4.6% higher than in 2008, and accounted for approximately 39.1% of total electricity production in Chile during 2009.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2007	2008	2009
Endesa	11,093	12,204	12,265
Pehuenche	3,437	3,589	3,613
Pangue	1,351	1,763	2,113
San Isidro	1,956	1,289	1,616
Celta	933	912	981
GasAtacama	-	1,460	1,558
Endesa Eco	3	49	94
Total	18,773	21,267	22,239

Hydroelectric generation in 2009 was 7.7% higher than in 2008.  The potential energy in reservoirs at December 31, 2009 was 2% higher than at December 31, 2008, as shown in the following table.

	Year ended December 31,
	2008	2009
	(GWh)	(GWh)	% Change
Reservoir
Laja	3,107	3,045	-2
Maule	1,111	957	-14
Chapo	266	372	40
Colbún	406	485	19
Ralco	398	484	22
Invernada	296	314	6
Rapel	60	76	26
Melado	9	13	44
Total	5,652	5,746	2

Hydroelectric generation accounted for 66.7% of our total electricity generation in 2009 compared with the 64.8 of 2008.  Generation by type in Chile is shown in the following table:

ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,
	2007		2008 (1)		2009
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	13,179	70.2	13,766	64.7	14,826	66.7
Thermal generation	5,591	29.8	7,453	35.0	7,319	32.9
Other generation (2)	3	0.0	49	0.2	94	0.4
Total generation	18,773	100.0	21,267	100.0	22,239	100.0

(1)   The differences in the generation of 2008 compared to last year’s Form 20-F are explained by the incorporation of the mini hydro Ojos de Agua into the item “Other generation” and also to the consolidation of 50% of GasAtacama as previously explained in this report.

(2)   Other generation refers to the generation of the subsidiary Endesa Eco (Renewable energy: mini hydro Ojos de Agua and wind power Canela and Canela II).

Our thermal electric generation facilities are either gas, LNG, coal or oil‑fired.  In order to satisfy our natural gas and transportation requirements, we enter into long‑term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (an Endesa Chile related company).  Since March 2008, all of Endesa Chile’s natural gas units can operate with natural gas and diesel and since December 2009, San Isidro, San Isidro 2 and Quintero can operate with LNG.

Because of the lack of Argentine gas since 2006, Endesa Chile has been using coal and diesel in an extensive way.  Diesel consumption during the last four years was 23,000 tons, 591,000 tons, 728,000 tons and 430,000 tons in 2006, 2007, 2008 and 2009, respectively.  On the other hand, coal consumption was 438,000 tons, 851,000 tons, 774,000 tons and 760,000 tons in 2006, 2007, 2008 and 2009, respectively.

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to the construction of the LNG re‑gasification facility in Quintero Bay, in order to deal with the lack of Argentine gas.

In July 2008, we started the construction of a pipeline that supplies the gas obtained at the re‑gasification plant in Quintero to Quillota, San Isidro and other off‑takers.  The pipeline is 28 km long and has a capacity of 15 million m3/d.  The construction was completed in February 2009 and partial fast-track commercial operations started on September 2009; full commercial operations should begin in August 2010.

On June 29, 2009, the first ship with LNG arrived, and after that, another seven commercial ships arrived with LNG during 2009.  Endesa Chile consumed 206 million m3 of LNG in 2009.

Thermal Unit Quintero began partial commercial operations in July 2009 and full commercial operations in September 2009 using diesel fuel.  Partial commercial operations burning LNG began in November 2009 and full commercial operations in December 2009.

The main effects in the generation of Endesa Chile due to the incorporation of this terminal are as follows: i) San Isidro 2 increased its installed capacity from 353 MW to 399 MW; ii) San Isidro, San Isidro 2 and Quintero may generate with LNG, reducing the operational costs and the environmental impact due to the replacement of diesel fuel by LNG.

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2007	2008	2009
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	39,982	39,594	39,401
Electricity sales in the SING	12,674	13,219	13,657
Total electricity sales	52,656	52,813	53,058

Our physical energy sales in Chile reached 21,532 GWh in 2008 and 22,327 GWh in 2009, which represent a 40.8% and 42.1% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has declined from 5.3% in 2007 to 2.3% in 2009 as a result of the increase in our generation.

The following table sets forth our electricity purchases and production in Chile:

ENDESA CHILE PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2007		2008		2009
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	18,773	94.7	21,267	96.8	22,239	97.7
Electricity purchases	1,042	5.3	698	3.2	532	2.3
Total (1)	19,815	100.0	21,965	100	22,772	100

(1)	Total GWh generation plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market.  Commercial relationships with customers are usually governed by contracts.  Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2007, 2008 and 2009, Endesa Chile (including GasAtacama for 2008 and 2009) had 35, 40 and 44 customers respectively, including in 2009 eight main distribution companies in the SIC and in the SING, 33 unregulated industrial customers in the SIC and the SING and three minor commercial customers.  There were 22 distribution companies which presented energy withdrawals under the provisions of Resolution 88, accounting for 11.4% of total sales.  (See “ — B. Business Overview—Electricity Industry Regulatory Framework”).  Sociedad Austral de Electricidad S.A., or Saesa, a non‑related Chilean distribution company, was the largest with purchases of 669 GWh/year.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers (1)	11,502	59.9	12,166	56.5	11,966	53.6
Unregulated customers	5,281	27.5	6,034	28.0	6,177	27.7
Electricity pool market sales	2,430	12.6	3,331	15.5	4,183	18.7
Total electricity sales	19,212	100.0	21,532	100.0	22,327	100.0

(1)	Includes the sales to distribution companies pursuant to Resolution 88.

Our most significant supply contracts with regulated customers are with Chilectra S.A. (Chilectra), an Endesa Chile related company, and Compañía General de Electricidad S.A. (CGE), the two largest distribution companies in Chile in terms of sales.  Our current contracts with Chilectra expire in December 2010.  Endesa Chile´s contracts with CGE expired in December 2009.

In March 2008, Chilectra and other distributors allocated the third long‑term energy bid for 1,800 GWh for the period 2011‑2021 and 1,500 GWh for the period 2022‑2023, in both cases to Gener.  In January 2009, Chilquinta, Saesa and CGE allocated the bid for 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting on January 2010 for 14, 12, 14 and 15 years, respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 - CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)
Gener	1,100	—	—	—	1,100
Endesa	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Monte Redondo	—	—	100	—	100
Colbún	—	—	1,500	—	1,500

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7%

In July 2009, CGE allocated the fourth long‑term bid for 850 GWh per year, from 2010 to 2021, as follows:

CGE (GWh)
Endesa	400
Monte Redondo	175
Emelda	200
Eléctrica Puntilla	75

Total allocated	850

Our contracts with unregulated customers are generally long term, and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  We have not experienced any supply interruptions under our contracts.  In case of force majeure with unregulated customers, as contractually defined, we are also allowed to reject purchases and are not required to supply electricity.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2007		2008 (5)		2009
	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales
Distribution companies:
Chilectra	4,017	20.9	3,727	17.3	3,731	16.7
CGE	4,835	25.2	4,800	22.3	4,727	21.2
Saesa (1)	746	3.9	766	3.6	669	3.0
Empresa Eléctrica de la Frontera S.A. (2)	756	3.9	1	0.0	1	0.0
Grupo Emel. (3)	195	1.0	845	3.9	868	3.9
Total sales to five largest distribution companies	10,548	54.9	10,139	47.1	9,996	44.8
Unregulated customers:
Codelco	494	2.6	482	2.2	540	2.4
CMPC	1,103	5.7	973	4.5	912	4.1
Cía. Minera Los Pelambres	871	4.5	874	4.1	926	4.1
Cía. Minera Collahuasi (4)	869	4.5	857	4.8	903	4.0
Cía. Minera Escondida			645	3.0	692	3.1
Cía. Acero del Pacífico — Huachipato	588	3.1	568	2.6	500	2.2
Total sales to six largest unregulated customers	3,925	20.4	4,586	21.3	4,667	20.9

(1)	We do not have a contract with Saesa. Sales are the result of government Resolution 88 that forces the generators of the CDEC‑SIC system to supply distribution companies without contracts.
(2)

Until December 2007, Empresa Eléctrica de la Frontera S.A., Frontel, was a party to two contracts; one was with Endesa Chile and one with Pangue.  In 2008, the contract with Endesa Chile terminated.  The consumption by Frontel as the result of Resolution 88 is not included in this table.  Frontel is a subsidiary of Saesa.

(3)

The values of the Emel Group for 2007 includes the consumption of Empresa Eléctrica de Atacama S.A, Emelat and for years 2008 and 2009 includes the 50% of the consumptions of the distributors Empresa Eléctrica de Arica, Emelari, Empresa Eléctrica de Iquique S.A., Eliqsa, and Empresa Eléctrica de Antofagasta,  Elecda, clients of GasAtacama, and the consumptions of the Empresa Eléctrica de Atacama S.A, Emelat, client of Celta.   The consumptions as the result of governments Resolution 88 are not included in this table.  Emel group is a subsidiary of the CGE group.

(4)	Consumptions of Cía Minera Collahuasi include the 50% of the contract of GasAtacama with this client and the contracts with Celta.
(5)	In 2008, we agreed on a reduction of energy consumption with some customers, including CMPC —and Codelco — Salvador.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (Colbún).  According to the CDEC‑SIC in 2009, Gener and its subsidiaries in the SIC counted with an installed capacity of 2,097 MW, of which 88.3% was thermal electric, and Colbún on 2,484 MW, of which 51.8% was thermal electric.  In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 1750 MW that generates electricity in the SIC.

Our primary competitors in the SING are Edelnor (GDF Suez Group) and Gener, which have 1,757 MW and 931 MW of installed capacity, respectively.  Our direct participation in the SING, includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our participation through our jointly controlled company, GasAtacama, whose power plant has 781 MW of installed capacity.  An installed capacity of 390 MW is included in this report as installed capacity of Endesa Chile, an amount that corresponds to the 50% of the participation of Endesa in GasAtacama.  See “— C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of technical experience and reliability in the regulated market, and in the case of unregulated customers, also on price.  In addition, because 68.2% of our installed capacity in the SIC derives from hydroelectric power plants, we have lower marginal production costs than companies generating electricity with thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

We, directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, are the principal operators in the SIC, with 44.5% of the total installed capacity and 49.3% of the physical energy sales of this system in 2009.

In the SING, our subsidiary Celta, and our jointly controlled company GasAtacama, account for 15.5% of the total installed capacity in 2009.  Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING which represents 4.9% of the total capacity of the SING. For Endesa Chile GasAtacama represents a total of 390 MW or 10.6% of the total capacity in the SING.  The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW) (1)

	Type (2)	System	Installed Capacity (MW)
Hydroelectric
Ralco	Reservoir	SIC	690
Pehuenche	Reservoir	SIC	570
Pangue	Reservoir	SIC	467
El Toro	Reservoir	SIC	450
Rapel	Reservoir	SIC	377
Cipreses	Reservoir	SIC	106
Antuco	Pass-through	SIC	320
Abanico	Pass-through	SIC	136
Curillinque	Pass-through	SIC	89
Sauzal	Pass-through	SIC	77
Isla (3)	Pass-through	SIC	70
Loma Alta	Pass-through	SIC	40
Palmucho (4)	Pass-through	SIC	34
Los Molles	Pass-through	SIC	18
Sauzalito	Pass-through	SIC	12
Ojos de Agua	Pass-through	SIC	9
Total hydroelectric			3,465

Thermal
Tarapacá coal	Steam Turbine /Coal	SING	158
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá GT	Steam Turbine/Diesel Oil	SING	24
Huasco ST	Steam Turbine/Coal	SIC	16
Taltal	Gas Turbine/Gas & Diesel Oil	SIC	245
Huasco GT	Gas Turbine/IFO 180 Oil	SIC	64
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
San Isidro 2 (5)	Combined Cycle/Gas & Diesel Oil	SIC	399
GasAtacama (7)	Combined Cycle/Gas & Diesel Oil	SING	390
San Isidro	Combined Cycle/Gas & Diesel Oil	SIC	379
Quintero (6)	Combined Cycle/Gas & Diesel Oil	SIC	257
Total thermal			2,107

Wind
Canela II (8)	Wind Power	SIC	60
Canela	Wind Power	SIC	18
Total wind			78
Total capacity			5,650

(1)	Total installed capacity is defined as the maximum capacity, under specific technical conditions and characteristics.
(2)

“Reservoir” and “pass-through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity. “Steam Turbine” refers to a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity. “Gas Turbine” (GT) or “open cycle” refers to a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity. “Combined Cycle” refers to a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity, and then recovers the heat of the exhaust gases to generate steam to move another turbine.

(3)	In December 2009, the installed capacity recognized by the CDEC-SIC of the unit Isla increased from 68 MW to 70 MW.
(4)	In December 2009, the installed capacity recognized by the CDEC-SIC of the unit Palmucho increased from 32 MW to 34 MW.
(5)	In December 2009, the installed capacity recognized by the CDEC-SIC of the unit San Isidro 2 due to the arrival of LNG increased from 353 MW to 399 MW.
(6)	Quintero’s project started operations with the first unit in July 2009 (129 MW), and with the second unit (128 MW) in September 2009.
(7)	Since 2009, 50% of GasAtacama is included in Endesa Chile’s financial statements.
(8)	Canela II started operations in December 2009 with 40 generators.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  Our hydro and thermal generation plants in Argentina represented 13.5% of the Sistema Interconectado Nacional (the Argentine NIS) generation capacity in 2009.

Our Argentine subsidiaries participate in two new companies, Manuel Belgrano and San Martín. These companies were formed to undertake the construction of two new generation facilities for Foninvemem.  These power plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and operation as combined cycles was complete for Manuel Belgrano in January 2010 and for San Martín in February 2010, with an additional 522 MW.  The total aggregate capacity of these units is 1,647 MW (823 MW for Manuel Belgrano and 824 MW for San Martín).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas without the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector.  (See “— Electricity Industry Regulatory Framework” and “ — A. History and Development of the Company” for further detail).

As of December 31, 2009, Endesa Costanera’s installed capacity accounted for 8.6% of the total installed capacity in NIS.  Endesa Costanera’s second combined-cycle plant can operate with natural gas and diesel.  Our 1,138 MW steam turbine power plant can operate with either natural gas or fuel oil.

El Chocón accounted for 4.9% of the installed capacity in the Argentine MEM as of December 31, 2009.  El Chocón has a 30‑year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession of 1,200 MW in installed capacity and is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine MEM’s major peak suppliers.  Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008 we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec.  The additional energy (69 GWh/year) was sold on the spot market until April 2009 and on the “Energy Plus” market thereafter.  Energy Plus Service is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005.  (For details on Energy Plus, see “— Electricity Industry Regulatory Framework”).

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2007	2008	2009
Endesa Costanera
Costanera (steam turbine)	1,138	1,138	1,138
Costanera (combined cycle II)	859	859	859
Central Termoeléctrica Buenos Aires (combined cycle I)	327	327	327
El Chocón
El Chócon (reservoir)	1,200	1,200	1,200
Arroyito (pass-through)	120	128	128
Total	3,644	3,652	3,652

The fair value of the various derivative financial instruments is calculated as follows:

Our total generation in Argentina reached 11,955 GWh in 2009, 14.1% higher than our 10,480 GWh total electricity generation in 2008.  Our generation market share was approximately 10.7% of total electricity production in Argentina during 2009.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2007	2008	2009
Endesa Costanera	8,421	8,540	8,172
El Chocón	3,696	1,940	3,783
Total	12,117	10,480	11,955

Hydroelectric generation accounted for nearly 31.6% of total generation in 2009, higher than in 2008 due to the restrictions of the operation of El Chocón imposed by Cammesa and the low level of the reservoir during the first half of the year 2008; the hydrological conditions presented during 2009 were classified as normal.  The level of El Chocón measured bi-annually in 2008 and 2009, in terms of GWh, is shown in the following table:

	2008	2009
Reservoir El Chocón	(GWh)	(GWh)
June 30,	500	1,100
December 31,	1,400	1,460

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

HYDRO/THERMAL GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,696	30.5	1,940	18.5	3,783	31.6
Thermal generation	8,421	69.5	8,540	81.5	8,172	68.4
Total generation	12,117	100.0	10,480	100.0	11,955	100.0

(1)	Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	12,117	97.1	10,480	93.8	11,955	95.8
Electricity purchases	367	2.9	694	6.2	528	4.2
Total(1)	12,484	100.0	11,174	100.0	12,483	100.0

(1)

Energy generation plus energy purchases differs from electricity sales due to power plant consumption of electricity that had been uploaded to the grid, referred to as non billed electricity consumption.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2007		2008		2009
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,364	19.1	2,397	21.6	2,128	17.2
Non-contracted sales	10,042	80.9	8,701	78.4	10,278	82.8
Total electricity sales	12,406	100.0	11,098	100.0	12,405	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2007	2008	2009
Endesa Costanera	8,450	8,543	8,284
El Chocón	3,956	2,554	4,122
Total	12,406	11,098	12,405

During 2009, Endesa Costanera served an average of 46 unregulated customers.  Endesa Costanera has no contract with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of contracted Sales	Sales (GWh)	% of contracted Sales	Sales (GWh)	% of contracted Sales
YPF	159	15.5	233	22.5	122	15.8
Acindar	88	8.6	88	8.5	29	3.7
Solvay	87	8.5	130	12.5	96	12.4
Transclor	81	7.9	63	6.1	58	7.5
Peugeot	79	7.7	63	6.1	48	6.2
Cencosud	119	11.6	59	5.7	71	9.2
Total sales to our largest unregulated customers	611	59.7	635	61.5	424	54.9

Sales to the pool market remained stable at 7,511 GWh during 2008 and 2009.

During 2008 and 2009, Endesa Costanera, through its subsidiary Endesa Cemsa S.A. (Cemsa), negotiated with a number of gas producers, which allowed Costanera to diversify and improve the availability of gas for supply to Endesa Costanera’s units, including the ability to trade gas with other generators.

During 2009, El Chocón served an average of 25 unregulated customers.  El Chocón has no contract with distribution companies.

The following table sets forth sales by volume to the largest unregulated customers of El Chocón for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sale
Minera Alumbrera	569	42.4	571	41.9	542	40.0
Profertil (Cemsa) (1)	145	10.8	94	6.9	115	8.5
Massuh	109	8.1	85	6.2	—	0.0
Chevron	112	8.3	136	10.0	120	8.8
Acindar (Cemsa) (1)	88	6.5	88	6.4	75	5.5
Praxair	—	0.0	89	6.5	80	5.9
Air Liquide (2)	9	0.6	30	2.2	122	9.0
Total sales to our largest unregulated customers	1,032	76.9	1,093	80.1	1,055	77.8

(1)	Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, an Endesa Chile affiliate.
(2)

During 2009, Air Liquide was the second largest customer of El Chocón.  These values differ from those reported in the 2008 Form 20-F, for 2007 and 2008, because Air Liquide was not incorporated at that time since its sales reported less than 3% of El Chocón’s total sales.

We operate El Chocón pursuant to an operating agreement with a term equal to the duration of the concession that expires in 2023.  El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement.  Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments. The management fee for 2007, 2008 and 2009 was $ 2.2 million, $ 2.2 million and $ 2.4 million, respectively.

Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS.  According to the installed capacity reported by Cammesa in the monthly report for December 2009, our major competitors in Argentina are the state-controlled companies Enarsa (with an installed capacity of 554 MW), nuclear units -NASA- (1,005 MW) and the binational hydro units Yacyreta and Salto Grande (3,225 MW in total).  The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (Sadesa), and Pampa Energía.  The AES Group has nine power plants connected to the Argentine NIS with a total capacity of 2,810 MW (43% hydro) and one plant that is not connected to the Argentine NIS that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW.  On the other hand, Sadesa owns a total of approximately 3,860 MW, the most important of which are Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 1,777 MW); while Pampa Energía competes with us through five power plants, Diamante and Nihuiles (both hydro, 612 MW in total), and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,356 MW in total).

Operations in Colombia

Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa.  These companies were merged into Betania, which then changed its name to Emgesa S.A. E.S.P.  We have a 26.9% stake in Emgesa as of December 31, 2009, which we control pursuant a shareholders’ agreement.

As of December 31, 2009, our Colombian subsidiary operated eleven generation plants in Colombia, with a total installed capacity of 2,895 MW.  Emgesa has 2,451 MW in hydroelectric plants and 444 MW in thermoelectric plants.  During 2009, there were no changes in Emgesa’s installed capacity.

Our hydroelectric and thermal generation plants in Colombia represent 21.4% of the country’s total electricity generation capacity as of December 2009.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY IN COLOMBIA (MW)(1)(2)

	Year ended December 31,
	2007	2008	2009
	(MW)
Emgesa
Guavio (reservoir)	1,213	1,213	1,213
Cadena Nueva (reservoir/pass-through)(3)	601	601	601
Betania (reservoir)	541	541	541
Termozipa (steam turbine/coal)	236	236	236
Cartagena (steam turbine/natural gas + diesel oil)	142	208	208
Minor Plants (pass-through) (4)	96	96	96
Total	2,829	2,895	2,895

(1)	The figure includes the capacity used for power plant consumption.
(2)	The installed capacity was certified during the three years by Bureau Veritas.
(3)	Includes two power plants named La Guaca and Paraiso.
(4)	As of December 31, 2009 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.

Approximately 85% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 22% in 2007, 23.7% in 2008 and 22.6% in 2009.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Companies are free to offer their electricity at prices driven by market conditions being dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs.

During 2009, thermal generation represented 7.7% of total generation and hydroelectric generation the remaining 92.3% of our generation in Colombia.  During the second half of 2009, there were very dry hydrological conditions in the Colombian system, which translated into less hydro electrical generation. Emgesa reduced its hydro generation by 703 GWh as compared with the 2008 generation.  Part of this decrease was replaced by thermal generation (471 GWh more than 2008), as is shown in the following table:

HYDRO/THERMAL GENERATION IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	11,427	95.7	12,403	96.1	11,700	92.3
Thermal generation	515	4.3	503	3.9	974	7.7
Total generation	11,942	100.0	12,905	100.0	12,674	100.0

(1) Generation minus power plant own consumption and technical losses.

The main reservoir of Emgesa is El Guavio, which level measured bi-annually in 2008 and 2009, in terms of GWh, is shown in the following table:

	2008	2009
Reservoir El Guavio	(GWh)	(GWh)
June 30,	1,434	1,029
December 31,	1,887	1,310

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity production	11,942	75.8	12,905	78.1	12,674	74.7
Electricity purchases	3,814	24.2	3,611	21.9	4,284	25.3
Total	15,756	100.0	16,517	100.0	16,958	100.0

The only interconnected electricity system in Colombia is the Sistema Interconectado Nacional the “Colombian NIS.”  Electricity demand in the Colombian NIS increased 1.5% during 2009.  Total electricity consumption was 52,851 GWh in 2007; 53,870 GWh in 2008 and 54,679 GWh in 2009.

The demand in Colombia’s electricity market has been affected by the agreement on International Transactions of Energy governing the interconnection with Ecuador’s electricity system, which began operations in 2003.  During 2009, physical sales to Ecuador reached 1,077 GWh, 567 GWh higher than the 510 GWh reached in 2008.

The distribution of Endesa Chile’s physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	10,539	67.5	11,169	68.2	11,960	71.2
Non-contracted sales	5,074	32.5	5,199	31.8	4,847	28.8
Total electricity sales	15,613	100.0	16,368	100.0	16,806	100.0

During 2009, Emgesa served an average of 717 contracts with unregulated customers and 16 distribution and trading companies.  Our sales to the distribution company Codensa accounted for 39.3% of our total contract sales in 2009.  Physical sales to the five largest unregulated customers altogether reached 5.6% of total contracted sales.

The following table sets forth our sales by volume to our six largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Codensa (1)	3,036	28.8	3,784	33.9	4,697	39.3
Enertolima	437	4.1	150	1.3	471	3.9
Electrocosta	652	6.2	79	0.7	517	4.3
Electricaribe	479	4.5	1,194	10.7	954	8.0
EPM	1,102	10.5	1,455	13.0	720	6.0
Meta	649	6.2	624	5.6	163	1.4
Total sales to our largest distribution customers	6,355	60.3	7,286	65.2	7,523	62.9

(1)  Subsidiary of Enersis.

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 2,601 MW), Isagen (with an installed capacity of 2,106 MW), and Gecelca (with an installed capacity of 1,195 MW).  We also compete with the following privately owned companies in Colombia: Colinversiones (with a installed capacity of 1,719 MW, which includes Termoflores with 441 MW; Merieléctrica with 167 MW and Epsa, with 1,111 MW, which was acquired from the Union Fenosa group during 2009) and Chivor (1,000 MW), which is owned by Gener, all as of December 2009.

Operations in Peru

Through our subsidiary Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity of 1,667 MW, as of December 2009.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 745 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants which represent the remaining 922 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 28.5% of the country’s total electricity generation capacity according to the information reported in December 2009 by the Organismo Supervisor de la Inversión en Energía y Minería, Supervisory Entity of the Investment on Energy and Mining (Osinergmin).

The following chart sets forth the installed capacity of Edegel:

INSTALLED CAPACITY IN PERU (MW)(1)

	Year Ended December 31,
	2007	2008	2009

Edegel S.A. (mixed)
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	80	80	80
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal) (2)	231	229	430
Ventanilla (thermal)	493	493	493
Total	1,468	1,467	1,667

(1)  The installed capacity was certified during 2007, 2008 and 2009 by Bureau Veritas.

(2)  During 2009, Santa Rosa increased its installed capacity due to the incorporation of Unit TG8, which started operations in September 2009 with 193 MW and with an additional 7 MW since November 2009 (200 MW in total).

Our generation market share was approximately 27% of total electricity production in Peru for 2008 and 2009.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,385	57.3	4,189	51.7	4,564	55.9
Thermal generation	3,270	42.7	3,913	48.3	3,599	44.1
Total generation	7,654	100.0	8,102	100.0	8,163	100.0

(1)      Generation minus power plant own consumption and technical losses.

Hydrological generation represented 55.9% of Edegel’s total production in 2009.  Hydro generation increased by 375 GWh (9.0%) compared with 2008 generation, due to the rainy conditions presented during 2009.  For Edegel, the flow of the rivers associated at the Rimac basin was one of the highest since 1965.  Thermal generation in 2009 decreased by 314 GWh, or 8.0%.

The portion of electricity supplied by Edegel’s own generation was 96.0% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Edegel has supply, transportation and distribution contracts for gas in Ventanilla and Santa Rosa.  During 2007, the gas pipeline Camisea-Lima, owned by TGP, reached its full capacity.  However, since May 2008, TGP started restrictions on the gas transfer through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/d (from August 2008 to July 2009) and 2.7 million m3/d (from August 2009 to July 2019).  Thus, Edegel expects it will have enough capacity for the combined cycle Ventanilla plant and part of Santa Rosa.  On the other hand, in 2009 Edegel extended the contract for transportation and distribution through 2025 at a level of 2.1 million m3/d from August 2019.

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	7,654	93.9	8,102	93.9	8,163	96.0
Electricity purchases	499	6.1	525	6.1	337	4.0
Total(1)	8,153	100.0	8,627	100.0	8,499	100.0

(1)         Total GWh production plus purchases differs from GWh sales due to transmission losses, given that our own power plant consumption and technical losses have already been deducted.

Sistema Eléctrico Interconectado Nacional, or the SINAC, is the only interconnected system in Peru.  Electricity sales in the SINAC increased 0.3% during 2009 compared to 2008, reaching a total annual sales of 27,082 GWh.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	7,569	94.7	8,225	97.2	7,565	90.9
Non-contracted sales	424	5.3	235	2.8	755	9.1
Total electricity sales	7,994	100.0	8,461	100.0	8,321	100.0

(1) Includes the sales to distributors without contracts.

Edegel’s physical sales in 2009 decreased by 1.7% compared to 2008.  Sales in the spot market increased 221.5% and contracted sales decreased by 8.0%.  The decrease in contracted sales is primarily due to the reduction in the energy sold to ElectroPerú whose contract with Ventanilla ended in September 2009, and compensated with the increase in sales to distributors for the bids realized during 2006, 2007 and 2008.  During 2009, Edegel had eight regulated customers.  Edegel has had contracts since 1997 with Luz del Sur and Edelnor.  Edegel also won the bids launched by other distributors during 2006, 2007.  The company has eleven unregulated customers.  Sales to unregulated customers represented 46.3% of Edegel’s total contracted sales in 2009, compared to 56.5% in 2008.

During 2009, there were nine bids for the supply of various distributors for the period 2009-2013.  The energy required was variable by year with values between 2,400 GWh and 14,100 GWh.  Of these processes, Edegel allocated 600, 2,775 and 3,362 GWh for 2011, 2012 and 2013, respectively.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales
Distribution companies:
Edelnor (Regulated) (1)	1,039	13.7	1,693	20.6	2,663	35.2
Luz del Sur (Regulated) (1)	1,222	16.1	1,346	16.4	949	12.5
Hidrandina	52	0.7	58	0.7	60	0.8
Electronoroeste	46	0.6	49	0.6	50	0.7
Electronorte	45	0.6	50	0.6	54	0.7
Electrosur	27	0.4	30	0.4	32	0.4
Total sales to our largest distribution companies	2,431	32.1	3,226	39.2	3,808	50.3

Unregulated costumers:
ElectroPerú (2)	2,427	32.1	2,775	33.7	1,821	24.1
Antamina	682	9.0	644	7.8	652	8.6
Refinería	516	6.8	635	7.7	614	8.1
Siderperú	362	4.8	334	4.1	253	3.3
Total sales to our largest unregulated companies	3,987	52.7	4,387	53.3	3,339	44.1
Total sales to our largest costumers	6,418	84.8	7,613	92.6	7,147	94,5

(1)         The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  For 2007, 2008, and 2009, the energy sold to these distributors includes the amount won by Edegel in the bids realized during 2006 and 2007.

(2)         Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The contract with ElectroPerú expired in September 2009.

Our most important competitors in Peru are Enersur (GDF-SUEZ group, with an installed capacity of 1,030 MW); ElectroPerú (state-owned competitor, with an installed capacity of 990 MW); Egenor (Duke Energy Group, with an installed capacity of 492 MW) and Kallpa (Inkia Energy group, with an installed capacity of 368 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

Chile

Industry Structure

The electricity industry in Chile is divided into three business segments: generation, transmission and distribution.  The generation segment consists of companies that produce electricity.  They sell their production to distribution companies, unregulated customers, or to other generation companies.  The transmission segment consists of companies that transmit at high voltage the electricity produced by generation companies.  Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to final customers at a voltage no higher than 23 kV.

The electricity sector in Chile is regulated pursuant to Decree with force of Law No. 4 of 2006, as amended, known as the Chilean Electricity Law.

In Chile there are four separate interconnected electricity systems.  The main systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, that services the central and south central part of the territory, where 93% of the Chilean population lives, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern part of the country, where most of the mining industry is located.  According to the 2002 census, 6.1% of the Chilean population lives in the territory serviced by the SING.  In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity in remote areas.  The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, CDEC, an autonomous entity that involves industry groups, transmission companies and large customers.  CDECs coordinate the operation of their system as efficient markets for the sale of electricity, in which the lowest marginal cost producer is usually used to satisfy demand.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system at any moment.

Chilean Electricity Law

General

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff‑setting process which limits the discretionary role of the government by establishing objective criteria for setting prices.  The expected result is an economically efficient allocation of resources.  The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity service to all who request it.

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law.  Twice a year (in April and October), the CNE calculates the Precio de Nudo (node price), or energy and capacity regulated prices that distribution companies pay to generators.  In 2005, bid processes were introduced for distribution companies’ energy supply, and therefore after 2010 the energy “node price” will be necessary only to set the maximum offer price for each energy bid to regulated customers.  The CNE also prepares the Indicative Plan, a ten‑year guide for the expansion of the generation and transmission system.  The SEF sets and enforces the technical standards of the system and the proper compliance with the law.  In addition, the Ministry of Energy was created in 2009.  The Ministry grants final approvals for tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

Companies engaged in generation must coordinate their operations through the pertinent CDEC in order to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies.  Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to final unregulated customers or to other generation companies under contracts with freely determined terms.  To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the marginal cost of production of the next kWh to be dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW. Customers between 0.5 and 2 MW may choose their status as regulated or unregulated.  Customers with capacity needs over 2 MW are unregulated.  Historically, sales to distribution companies for resale to regulated customers have been made through contracts at regulated prices (node prices) in effect at the relevant locations (or “nodes”) on the interconnected system through which such electricity is supplied.  Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must arise from international bids which have a maximum offer energy price based on the average price paid by the unregulated customers at the time that the bid is made, which is calculated twice a year by the CNE.  If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%.  The bids are awarded on a minimum price basis.  The price associated with these bids will be transferred directly to final customers, replacing the current regulated price regime.  During the life of the contract, the energy and capacity prices will be indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  Under the bid system, all distribution companies will have electricity contracts from 2011 onwards.  Distribution companies may also pay for their capacity consumption at the capacity node price determined by the CNE, and calculated based on the marginal cost of increasing the existing capacity of the electricity system with the least expensive dispatch by any generating facility.

Sales of Capacity to Other Generation Companies

Each CDEC annually determines a firm capacity for each power plant.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time it is out of service for maintenance and extremely dry conditions for the operation of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Transmission

Since transmission assets are built pursuant to concessions granted by the government, the law requires a company to operate on an “open access” basis, in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies and final customers in the proportion 80% to generators and 20% to final customers.  Transmission tariffs are determined every four years by a decree of the Ministry of Energy.

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third‑party properties.  Third‑party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Fines and Compensations

If a rationing decree is enacted in response to prolonged periods of electricity shortages, severe penalties may be imposed on generation companies that contravene the decree.  A severe drought is not considered a force majeure event.

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duties of all system agents as well as to make compensatory payments to electricity consumers affected by shortages of electricity.  If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at the failure cost determined by the authority in each tariff setting.

Environmental Regulation

The Chilean Constitution grants all citizens the right to live in a pollution-free environment.  It further provides that other constitutional rights may be limited in order to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations.  Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and implemented by several rules, such as Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law requires companies to conduct environmental impact study or declaration of any future generation or transmission projects.

Recently, as of January 2010, Law No. 19,300 was modified by Law No. 20,417, introducing changes in the environmental assessment process and in the public institutions involved in it.  Consequently, environmental assessment process is coordinated by the Environmental Assessment Service, and not by Chilean Environmental Commission, or Conama, that was repealed.  Endesa Chile applies the guidelines of the new law when analyzing the development of future projects.

On April 1, 2008, Law No. 20,257, which is an amendment to the General Services Law, was enacted.  The purpose of the amendment is to promote the use of NCRE.  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of the total energy contracted from August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points  annually up to 10% as of 2024.  Currently, our power plants recognized as NCRE generators are Palmucho, Canela wind farms and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile estimates that it will be able to fully comply with this obligation in 2010 and generate excess energy with NCRE, with the capacity to sell the surplus to other generators.  The additional cost of generating with NCRE will be charged as a pass‑through in the new contracts, thus eliminating the impact to our revenues.

Water rights

Endesa Chile owns indefinite term, unconditional and absolute property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start‑up date of the project associated to the water right considered.  The maximum license fees to be recovered are those paid during the 8 years before the start‑up date. As of the date of this report, Endesa Chile has not recovered any license fee already paid.  During 2009, we paid Ch$ 2,699 million ($ 5.3 million) associated with 2008 water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Endesa Chile continuously analyzes which water rights it will maintain, disregard or acquire.  We estimate that in 2010 we will pay fees of $ 5.3 million.  We expect that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating to no more than $ 5.5 million per year through December 2011.  Thereafter, the water rights law requires an annual fee that will be doubled and will thereafter remain flat for five years, at which point the license fee will be doubled once again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012, even though, Endesa Chile does not and will not have any water rights in that area.

Argentina

Introduction

Law No. 15,336 of 1960 and Law No. 24,065 of 1992 (together, the “Argentine Electricity Act”) set the regulatory framework for the electricity sector.

Under the Argentine Electricity Act, the Federal Government:

•                  Divided the electricity industry into three business segments: generation, transmission and distribution, to enable the electric market development under conditions of free competition for generation with reduced tariffs, requirements regarding quality standards, and restrictions to ownership concentration;

•                  Created the Mercado Eléctrico Mayorista (Wholesale Electricity Market) or “MEM” where four categories of agents (generators, transmitters, distributors and large customers) are allowed to buy and sell electricity as well as related products;

•                  Imposed the Compañía Administradora del Mercado Mayorista Eléctrico (Administrative Company for the Wholesale Electricity Market) or “Cammesa,” responsible for the dispatch coordination, the administration of the agent’s transactions in the MEM and the calculation of the spot prices.  The agents participate in Cammesa as shareholders through their corresponding associations with the Secretariat of Energy, the owner of the remaining 20% of the capital stock.  The Ministry of Federal Planning, Public Investment and Services appoints the Cammesa chairman; and

•                  Created the Ente Nacional Regulador de la Electricidad (Electricity National Regulatory Agency) or “ENRE,” in charge of regulating public service activities in the electricity sector and imposing jurisdictional decisions.

The Ministry of Federal Planning, Public Investment and Services, through the Secretariat of Energy, is primarily responsible for the implementation of the Argentine Electricity Act. Among the main tasks, the Secretariat regulates the system dispatch and the activities in the MEM, and grants the concessions or authorization for each activity in the electricity sector. The Secretariat of Energy is also responsible for policy setting in the oil and natural gas sector, with its direct impact to thermal generators and the electricity sector.

Industry structure

The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM’s spot market or through private contracts to purchasers on the MEM’s contract market.

Transmission is a public service that works under monopoly conditions by several companies to whom the Federal Government grants concessions.  One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which facilities of the generation plants, distribution systems and large customers are connected.  The international interconnected transmission systems also require concessions granted by the Secretariat of Energy.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that works under monopoly conditions and is provided by companies who have also been granted concessions.  Distribution companies have the obligation to make electricity available to the final customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator.  Accordingly, these companies have regulated tariffs and are subject to quality service specifications.  Distribution companies may obtain electricity either in the MEM’s spot market at a price called “seasonal price,” or in the MEM’s term market through private contracts with generators.  The seasonal price, defined by the Secretariat of Energy, is the cap for the costs of electricity bought by distributors and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor.  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  However, all distribution companies acting in the MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs, unless they have a minimum capacity demand of 30 kW, in which case they can choose to contract their supply directly from generators in the MEM´s spot market, becoming “large customers” who may freely negotiate their prices with generating companies.

Traders are also authorized to act as participants in the MEM.  They buy and sell energy and related products from and for agents of the MEM, including electricity royalty payments received by the provinces.

No generator, distributor, large user, nor any company controlled by any of these or controlling the same, may be either owner or a major shareholder of a transmission company or of its controlling companies.  At the same time, transmission companies are prohibited from generating, distributing, purchasing and/or selling electricity. Distribution companies are prohibited from owning generation units.

Dispatch and Pricing

Cammesa controls the coordination of dispatch operations, the spot prices calculation and the administration of the MEM’s economic transactions.  All generators that are MEM agents have to be connected to the Sistema Argentino de Interconexión (Argentine Interconnected System) or “Argentine NIS” and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS, in order to be sold in the spot market or in the term market.  Distribution companies, traders and large users that have entered into private supply contracts with generation companies, pay the contractual price directly to the generator and also pay a toll to the distribution company for the use of their systems.

The spot price is calculated on an hourly basis by Cammesa and must reflect the cost of the marginal kW to be dispatched in the Argentine NIS and is paid to generators and sellers of energy at the spot market.  The Argentine Electricity Act sets that electricity prices in the spot market are determined on a marginal cost basis.  Since 2002, the Secretariat of Energy started to modify several criteria regarding the spot prices and imposed, among other restrictions, caps for the spot prices to be paid to the generators and only recognized for calculations purposes the natural gas costs established by the Federal Government, even though additional costs are collected by the market and paid to the generator.

In order to stabilize the prices for distribution tariffs, the market has a seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market.  It is a fixed price determined every six months by the Secretariat of Energy after Cammesa recommends the seasonal price level for next period according to its estimated spot price, which is based on its evaluation of the expected supply, demand and available capacity, as well as other factors.  The seasonal price is maintained for at least 90 days. Since 2002, the Secretariat of Energy has been approving seasonal prices lower than those recommended by Cammesa.

Regulatory Developments: the industry after the Public Emergency Law

General

Law No. 25,561, the Public Emergency Law, was enacted in 2002 to manage the public crisis which began that year.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1 per $ 1.  It also empowered the Federal Government to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.  These measures have been periodically extended.  In fact, Law No. 26,563, enacted in December 2009, extended the measures until December 31, 2010.

The Secretariat of Energy introduced several regulatory measures aimed to correct the effects of the devaluation into the MEM’s costs and prices and to reduce the price to be paid by the final customers.

Generation

The mandatory conversion of transmission and distribution tariffs from dollars to Argentine pesos at the pegged rate of $ 1 per Ar$ 1, when the market exchange rate was approximately $ 1 per Ar$ 3 and the regulatory measures to cap and reduce the spot and seasonal prices hindered the pass through of generation variable costs into the tariffs to final customers.

Resolution SE No. 240/2003 changed the way to fix spot prices, decoupling the spot price calculation from the marginal costs of operation. Until this resolution, spot prices on the MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with fuel/diesel in the winter (May-August).  Then, due to restrictions on natural gas supply, winter prices were higher, and related to imported fuels priced in dollars. Resolution SE No. 240/2003 seeks to avoid the pegged price indexation to the dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the Resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply.  Water value is not considered if its opportunity cost is higher than the cost of generating with natural gas.  The resolution also set a cap on the spot price at 120 Ar$/MWh.

The government avoided the increase in electricity tariffs to final customers and seasonal prices were maintained substantially fixed in Argentine pesos, although gas producers received price revisions by the authority, recovering part of the value that they lost with the devaluation.  In this scenario, Cammesa sells energy to distributors who pay seasonal prices, and buys energy from generators at spot prices that recognize rising gas price. To overcome this unbalance, the authority — through Resolution SE N° 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This Resolution set a priority of payment for different services: capacity payment, fuel cost, energy sales margin, etc.  Cammesa accumulates debt with generators, and the system gives an incorrect price signal to the agents, by not encouraging savings in electricity consumption as well as investments to satisfy the growth in electricity demand, including investments in transmission capacity.

Additionally, the generators suffer a reduction of estimated income from contract prices because they are reduced as a consequence of the spot price level.

The obligation to settle the unpaid spot electricity with generators led authorities to fund investments in new capacity within the MEM, though Foninvemem, a fund managed by Cammesa.  Funds in the Foninvemem have been used to install two combined cycle generation plants of 850 MW each.

In order to enhance the energy supply the Secretariat of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth in electricity demand, over the “Base Demand,” which was the demand for electricity in 2005.  The Energy Plus Service is supplied by generators that install new capacity or that offer existing generation capacity not connected before to the NIS.  All “large customers” that, as of November 1, 2006, had a higher demand than their Base Demand, had to contract excess demand with the Energy Plus Service.  The consumption that exceeded the Base Demand without a contract to supply should pay additional amounts for the surplus energy.  The price of the contracts for Energy Plus Service have to be approved by the relevant authorities.  Consumption of unregulated customers that could not be secured by an Energy Plus Service contract, could request Cammesa to conduct an auction to satisfy their demand.

Resolutions SE No. 220/2007 and No. 724/2008 gives thermal generators the opportunity to reduce some of the adverse effects of Resolution SE No. 406/2003 by entering into MEM Supply Commitment Contract or “CCAM.”  Generators can commit maintenance or repowering investments to improve their unit’s availability and add additional capacity to the system. After authorization, the generator can sign a CCAM at prices that permit the recovery of capital expenditures.  Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales (Res. No. 406/2003).  Generators with a CCAM can supply energy to Cammesa for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE No. 762 created the Hydroelectric National Program to promote the construction of new hydro plants. The program enables authorized generators to subscribe energy supply contracts with Cammesa for up to fifteen years, at prices that allow for an investment recovery.

The Federal Government has adopted several other measures to promote new investments, including auctions to expand the capacity of natural gas transportation and of electricity transmission, the implementation of certain projects for the construction of power plants, and the creation of fiduciary funds to finance these expansions.  Law No. 26,095 of 2006 created specific charges that must be paid by final customers to finance new electricity and gas infrastructure projects.  The Federal Government has also enacted some regulations to promote the rational and efficient use of electricity.

Foninvemem

Resolution SE No. 712/2004 created Foninvemem, a fund whose purpose is to increase electricity capacity/generation within the MEM.  Pursuant to Resolution SE No. 406/2003, the Secretariat of Energy decided to pay the generators the spot prices up to the amount available at a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, lower than spot prices for the same period.  Foninvemem would receive the differences between spot prices and payments to sellers, according to Resolution SE No. 406/2003, from January 1, 2004 to December 31, 2006.  Cammesa was appointed to manage the Foninvemem.

Pursuant to Resolution SE No. 1,193/2005 all private generators in the MEM were called to participate in the construction, operation and maintenance of the electric energy generation plants to be built with the Foninvemem, consisting of two combined cycle generation plants of 850 MW each.  These power plants are powered by natural gas or alternative fuels.  Through Resolutions SE No. 1,427/2004 and Resolution SE No. 1,193/2005 the authorities committed to return to the original way of calculating spot prices and to authorize seasonal prices according to those calculated by Cammesa, when such electricity generation plants started operations.

Because of the insufficient resources to conclude the plants, Resolution SE No. 564/2007 gathered all the MEM’s private sector generators to commit to Foninvemem by including the differences between spot prices and payments made pursuant to Resolution SE No. 406/2003 for an extra period ending December 31, 2007.  Since the contribution of generators was only a right to charge, the actual cash flow to complete the construction came mainly from the fiscal budget.

Transmission and distribution

Transmission and distribution companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily established, definitive tariffs are still pending.

As a result, although the terms to define energy prices pursuant to the Argentine Electricity Act are still in force, their implementation reflects the measures taken by the authorities that reduce compensation for all electricity companies.

Natural gas market

Final customers demand for natural gas has a peak during winters. During this season, there have been natural gas shortages to supply power plants for several years.  In order to assure internal supply, thermal generators consume alternative fuels, such as diesel and fuel oil.  Since 2002, the lack of investment in natural gas production obliged the system to burn increasing amounts of liquid fuels.  In 2004, the Argentine government entered into an agreement with Venezuela to guarantee fuel oil supply until 2010.

To improve the natural gas supply, the government has adopted different actions. In 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily. In the winters of 2008 and 2009, various regasification ships arrived at Bahía Blanca with LNG for the system.

Since 2004, gas producers and the government have subscribed several agreements to guarantee gas supply at rising prices. In July 2009, the last agreement was signed incorporating a 30% increase in the gas tariff to power producers until December 2009.

One of the measures related to natural gas in recent years was the creation of the Electronic Gas Market (MEG).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

Export and Import of Energy

In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity and gas exports.  Resolution SE No. 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions.  These measures prevented generators from satisfying their export commitments.

The Secretariat of Energy published Disposition No. 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the utilization of transport capacity.  These norms implied the beginning of restrictions for gas delivery to Chile and Brazil.

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

Law No. 26,190, enacted in 2007, defined the use of renewable resources for electricity production as a national interest and set an 8% market share for generation from renewable energies as a target.  During 2009, the government took actions to reach this objective launching an international auction to promote the installation of up to 1,000 MW of renewable capacity, publishing Resolution No. 712/2009, which created a mechanism to sell renewable energy through fifteen-year contracts under special price conditions.

Brazil

Although we do not own any Brazilian subsidiaries, we do own equity investments through Endesa Brasil.

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional (the “Brazilian NIS”), which comprises most of the regions of Brazil and several other small, isolated systems.

Generation, transmission and distribution are legally separated activities in Brazil.  According to the specifications set forth in Law No. 9,427/96 unregulated customers in Brazil are currently those customers: (i) who demand at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) who demand at least 500 kW (and less than 3,000 kW) and choose to contract the energy supply directly with alternative generators or traders.

The electricity industry in Brazil is regulated by the Federal Government, acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector, and whose primary role is to establish the policies, guidelines and regulations for the sector.  Regulatory policies are implemented by the Brazilian governmental agency for electric energy or ANEEL, whose main responsibilities include, among others: (1) supervision of the concessions for electricity sale, generation, transmission and distribution activities, and approval of electricity tariffs; (2) enactment of regulations for the electricity sector; (3) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (4) promotion of a bidding process for new concessions; (5) resolution of administrative disputes between electricity sector agents; and (6) setting the criteria and methodology for determining distribution and transmission tariffs.

Other regulatory authorities include: (i) the Brazilian Electricity System Operator (ONS), comprised of generation, transmission and distribution companies, and independent consumers, responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS; (ii) the Electricity Trading Board (CCEE), a company in which agents are gathered in four categories: Generation, Distribution, Trading and Consumers and whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS; and (iii) the Brazilian Energy Policy Council (CNPE) in charge of  developing the national electricity policy.

Deregulation and Privatization

The Concessions Law (No. 8,987) and the Power Sector Law (No. 9,074), both enacted in 1995, intend to promote competition and attract private capital into the electricity sector.  Since then, several assets owned by the Federal Government of Brazil and/or state governments were privatized.

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

Law No. 9,648/98 created the wholesale energy market, composed by the generation and distribution companies.  According to this market regulation, the purchase and sale of electricity is freely negotiated.

Pursuant to Law No. 10,433/02, the wholesale energy market structure changed to be closely regulated and monitored by ANEEL, which is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

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

Structure of the Electricity Sector

The market regulation established pursuant to Laws No. 10,847 and 10,848 seeks to provide cheaper tariffs for consumers and guarantees the expansion of the system, with the Power Research Company, (EPE), a governmental body, responsible for the planning of generation and transmission activities.  This market regulation has defined an unregulated contracting environment and a regulated environment.

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  Regarding the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL.

Pursuant to the market regulation, 100% of the energy demand from distributors must be satisfied through long‑term contracts in advance of the expiration of current contracts in the regulated environment.

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new power project.”  The government believes that “new power project” needs more favorable contractual conditions as long term power purchase agreement (15 years for thermal and 30 years for hydro) and certain price level for each technology.  These agreements promote investment for the required expansion.  On the other hand, “existing power” which considers depreciated power plants can sell their energy at lower prices in shorter term contracts.

Concessions

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity in excess of 30 MW, or transmissions networks in Brazil, have to use a public tender process.  Concessions granted to the holder give the right to generate, transmit or distribute electricity, as the case may be, in a given concession area for a given period of time.

The period of time is limited to 35 years for new generation concessions and to 30 years for new transmission or distribution concessions.  Existing concessions may be renewed at the Brazilian government’s discretion, for a period equal to their initial term.

Electricity Sales

In the regulated environment (ACR), electricity distribution companies buy the electricity through bids that are regulated by ANEEL and organized by CCEE.  Distributors must buy electricity at public bids.

There are three types of regulated bids: new energy bids, existing energy bids and adjustment bids.  The government has also the right to call special bids for renewable electricity (biomass, small hydro, solar and wind).  ANEEL and CCEE hold the bids annually.  The contracting system is multilateral, with generating companies entering into contracts with all distributors who call for bids.

Unregulated Environment, or ACL, include the sale of electricity between generation concessionaires, independent producers, self‑producers, sellers of electricity, importers of electricity, unregulated and special consumers.  The ACL also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.

Hydroelectrical Energy Reassignment

Brazil created a special mechanism to share hydrological risk between all hydro generators, called Reallocating Energy Mechanism (MRE).  Each hydro power plant has an assigned energy certificate which defines both the proportion of the total generated hydro energy owned by this plant and the maximum energy amount that this plant can sale through contracts.  Differences between actual production and the assigned energy must be traded at a regulated fixed tariff (approximately $ 4/MWh).

Settlement Spot Price

The spot price is used to value the purchase and sale of electric power in the short term market.  According to the law, CCEE is responsible for the setting of the electricity price in the spot market.

Fines applicable to agents in the electricity industry

Selling agents are responsible to the buying agent for payments if they are unable to satisfy their delivery obligations.  ANEEL regulation sets forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2.0% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12‑month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, in extreme circumstances, terminate such agreements.

A party defaulting on payment of contributions to subsidy funds for the promotion and development of the electricity sector or any other payments due by virtue of the purchase of electricity in the ACR or from Itaipú, cannot use tariff adjustments (except for the extraordinary revision).

Incentives for the Development of Alternative Sources of Energy

Law No. 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity (Proinfa).  It assures the purchase of the electricity generated by Eletrobrás for a period of 20 years and financial support from the BNDES.  Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the consumers with electricity demand of 500 kW to 3,000 kW (special consumers), who decide to migrate to ACL provided that such consumers purchase electricity from generating companies using alternative sources of electricity.

Additionally, the government developed bidding processes for alternative energies (for example, the bidding process for wind projects that was held in December 2009, for 753 MW).

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

Colombia

Two pieces of legislation regulate the electricity business in Colombia: Law No. 142 (the “Colombian Public Utilities Law”) sets the regulatory framework for the supply of public residential services, including electricity, and Law No. 143 (the “Colombian Electricity Act”) establishes the framework for the generation, trading, transmission and distribution of electricity.  Law No. 142 states that the provision of electricity is an essential public service that must be provided by government and private sector entities.

Utility companies are required to ensure continuous and efficient service, facilitate the access of low‑income users to subsidies granted by the government, inform users regarding efficient and safe use of the services, protect the environment, allow access and interconnection to other public service companies and large customers, cooperate with the authorities in the event of an emergency to prevent damage to users, and report to the authority any commercial start‑up of operations.

The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Energy and Gas Regulatory Commission, or “CREG.”  Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost);  quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions);  adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment to all electricity consumers); solidarity (the provision of funds by high‑income consumers to subsidize the subsistence consumption of low‑income consumers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

The Colombian Electricity Act regulates the generation, trading, transmission, and distribution (the “Activities”) of electricity.  Under the law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.

The market share for generators and traders is limited.  The limit for generators is 25% of the Colombian system Firm Energy.  Firm Energy refers to the maximum electric energy that a generation plant is able to deliver on a continuous basis during a year, in extremely dry conditions; for instance, in the case of the El Niño phenomenon.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian NIS.  Limitations for traders take into account international energy sales.  Market share is calculated on a monthly basis and traders have up to six months to reduce their share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa.  However, this limitation only applies to individual companies and does not preclude cross‑ownership by companies of the same corporate group.

A generator, distributor, trader or an integrated company, i.e. a firm combining generation, transmission and distribution activities, cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.  A distribution company can have more than 25% of an integrated company’s equity if the market share of the last company is less than 2% of the national generation business.  A company created before enactment of Law No. 143 is banned from merging with another company created after Law No. 143.

The Ministry of Mines and Energy defines the government’s policy for the energy sector.  Other government entities which play an important role in the electricity industry are: Public Utility Superintendency of Colombia, which is in charge of overseeing and inspecting the utility companies; CREG, which is in charge of regulating the energy and gas sectors; and the Mining and Energy Planning Agency, which is in charge of planning the expansion of the generation and transmission network.

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities.  CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and charges for retailing to regulated customers, establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market, establish regulations for planning and coordination of operations of the Colombian NIS and establish technical requirements for quality, reliability and security of supply, and protection of customers’ rights.

Generation

The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market, the wholesale market at the spot price or by long-term private contracts with other participants and unregulated customers at freely negotiated prices.  The Colombian NIS is the system formed by generation plants, the interconnection grid, regional transmission lines, distribution lines and consumer loads.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Dispatch National Center (CND).  The hourly spot price paid for energy reflects prices offered by generators in the wholesale market and the respective supply and demand conditions.

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying their firm energy.  Until November, 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system will be allocated by bids.  The first auction for this period took place in May 6, 2008, where existing generators participated with new generation projects while meeting the established market share limits.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The wholesale market facilitates the sale of excess energy that has not been committed under contracts.  In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the wholesale market.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND guided by “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order, on an hourly basis, determining which generator will be dispatched the following day to satisfy expected demand.  The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied by the lowest cost combination of available generating units in the country.  Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to satisfy the energy demands expected for the following day, in a safe, reliable and cost-efficient manner.

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

Since the second half of 2009 and until the date of this report, there have been critical hydrological conditions in Colombia.  Due to this situation, the Ministry of Mines and Energy and CREG enacted various temporarily resolutions to modify the dispatch and pricing rules, in order to prevent a possible deficit during the first half of 2010, the summer season in Colombia.

Export and Import Electricity

Decision CAN 536 of 2002, signed by the countries that participate in the Andean Nations Community (CAN) – Colombia, Ecuador, Bolivia and Peru–, established the general framework for the Subregional interconnection of electrical systems that implied a coordinated economic dispatch of the countries involved in the interconnections.  In this context, in March 2003 the interconnection system between Colombia and Ecuador was inaugurated.

In November 2009, Decision CAN 720 of 2009 was enacted; it replaced transitorily Decision CAN 536 for a maximum period of two years.  Resolutions CREG 160‑2009 and 189‑2009 adapted the regulatory framework in Colombia according to the new Decision.

Transmission

Transmission companies which operate at least at 220 kV compose the National Transmission System, or NTS.  They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services.  The transmission tariff includes a connection charge that underwrites the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies.  Income is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes awarding new projects for the expansion of the NTS.  This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG.  Accordingly, the construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project.  During 2009, CREG defined a transmission charges methodology. It is expected that new charges for companies will be approved during 2010.

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

A new remuneration methodology for the distribution was defined by CREG in 2008 which set the Weighted Average Cost of Capital (WACC) at 13.9% before taxes, for assets operating at 34.5 kV or less, and 13% before taxes for assets operating above 34.5 kV.  CREG also defined a new methodology for the calculation of distribution charges, defining an incentive scheme for administrative, operational and maintenance costs, service quality and energy losses.  During 2009, after auditing the information reported by the companies, CREG defined the new distribution charges applicable from 2009 until 2013.

Trading

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which for 2009 represented about 31% of the market.

Trading is the resale to final customers of electricity purchased in the wholesale market.  It may be conducted by generators, distributors or independent agents, which comply with certain requirements.  Parties freely agree upon trading prices for unregulated customers.

Trading to regulated customers is subject to the “regulated freedom regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.  Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons.  Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.

The tariff formula became effective on February 1, 2008.  The main changes in the new formula are the establishment of a fixed monthly charge, and the introduction of reduction costs of non‑technical energy losses in the trading charges.  In addition, CREG allows the traders in the regulated market to choose tariff options to manage tariff increments.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids, known as Organized Regulated Market or MOR.  The final resolution is expected during the first half of 2010.

Another trading change is the incorporation of an energy derivates market.  In May, 2009, Derivex was created by the Bolsa de Valores de Colombia S.A. and XM Compañía de Expertos en Mercados S.A. E.S.P.  This company will conduct energy derivatives trading, and is expected to start operations during 2010.

Environmental Regulation

Law No. 99 of 1993 provided the framework for environmental regulation and established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines, issues and executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.  The law particularly seeks to prevent environmental damage by entities in the energy sector.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

According to Law No. 99, generators which have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment through a payment for their activities.  Hydroelectric power plants must pay 6% of their energy sales; thermoelectric plants must pay 4% of their energy sales.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Peru

Industry Structure

The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law No. 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law No. 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020‑97), the Electricity Import and Export Regulation (Supreme Decree 049‑2005), the Antitrust Law on the Electricity Sector (Law No. 26,876), Law No. 26,734, which regulates the investments in energy, in addition to the supplementary Law No. 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority) or theOsinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution.

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

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, compliance of the obligations stated in the concession contracts, as well as the preservation of the environment in connection with the development of these activities.  Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  Osinergmin also controls and supervises the bidding processes, required by distribution companies to purchase energy from generators.  The Committee of the Economic Operation of the System, or the COES, coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual bus bar price calculations, as defined below.  The COES includes as members the generation, transmission and distribution companies, as well as consumers with a capacity demand higher than 200 kW as unregulated customers.

Service provided by electricity companies has to comply with technical standards, otherwise companies may be charged with fines imposed by Osinergmin.

Dispatch and Pricing

The coordination of dispatch operations, the spot prices setting and the administration of the economic transactions in the MEM are controlled by COES.  Generators can sell energy directly to large customers and transfer the deficit or surplus between contracted energy and actual production in the pool at spot price.  Distribution companies and large customers that have entered into private supply contracts with generation companies pay the contractual price directly to the generator and also pay a toll to transmission and/or distribution companies for the use of their systems.

Customers with a capacity demand of less than 200 kW are considered regulated customers, and the supply of their energy is defined as a public service.  Customers whose annual demand is within the range of 200 kW and 2,500 kW are free to choose to be considered regulated or unregulated customers.

Access to the spot market is permitted to generating and distribution companies, as well as to consumers with a contracted capacity in excess of 10 MW.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices.  Decree 049‑2008 established two calculations, one theoretical dispatch without any restrictions and a real dispatch considering the restrictions.  The spot price is obtained from the theoretical dispatch, and the additional cost of operation associated with the system restrictions are paid to the affected generators, through a mechanism established by the authority.

Generators receive a capacity payment whose main component is a resultant of an annual calculation of every power plant’s firm power.  Every year, Osinergmin sets the power price that defines the total amount to assign to each generator.

Transmission

Transmission lines are divided into principal, those for the common use and trading of all generators; or secondary, those lines that connect a power plant with the system or a substation with a distribution company or a final consumer.  Law No. 28,832, enacted in 2006, defined also guaranteed systems and complementary systems, applicable to projects commissioned after the enactment of that law.  Guaranteed system lines are the result of a public bid and complementary system lines are freely constructed and exploited as private projects.  The principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  The transmission concessionaire receives an annual fixed income and receives tariff revenues and connection tolls reflecting a charge per kW.  The secondary and complementary system lines are accessible to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Distribution

The Efficient Development Law (Law No. 28,832) establishes a bidding regime for the acquisition of energy and capacity by distributors establishing a mechanism to determine prices during the life of a contract.  The approval of this mechanism is important to generators, because it establishes a mechanism for determining price for the duration of a contract that is not fixed by the regulator.

The new contracts to sell energy to distribution companies for resale to regulated customers must be made at fixed prices determined by public bids.  Only a small part of the electricity purchased by distribution companies, included in old contracts, is still maintained at bus bar prices.  Bus bar prices are set annually by Osinergmin, and are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, in those contracts.

The electricity tariff for regulated customers includes charges for capacity and energy for generation and transmission (bus bar prices) and for the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.

Concessions

A concession for electricity generation activity is required when a power plant has an installed capacity in excess of 500 kW.

A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by the Ministry.  Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions (Law No. 25,844) and related regulations.

Cogeneration Regulation

Supreme Decree 037/2006 establishes the basic rules for the use of the energy produced as a result of any industrial activity, i.e., cogeneration plants.  They are eligible to be part of the COES and trade their energy in the SEIN.  Cogeneration is the simultaneous generation of heat and power in a single thermodynamic process.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law No. 28,611) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029‑94‑EM).  The MINEM dictates the specific environmental legal dispositions for the activities within the electricity industry, and the Osinergmin is in charge of supervising their application and implementation.  According to the Environmental Law, the Ministry of the Environment (created in May 2008) is in charge of (i) designing the general environmental policies to every productive activity and (ii) establishing the main guidelines of the different government authorities on their specific environmental sector regulations, as its principal duties.  According to a schedule for 2010, the supervisory functions of the application and implementation of the Environmental Law will be transferred from Osinergmin to the new Ministry of the Environment.

C. Organizational Structure.

Principal Subsidiaries and Affiliates

The companies listed in the following table were consolidated by us as of December 31, 2009.  In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in billions of Ch$ except percentages)
Electricity Generation
Endesa Costanera (Argentina)	69.8%	185.6	4.4
El Chocón (Argentina)	65.4%	150.9	38.7
Endesa Chile (Chile) (1)	-	3,815.0	316.1
Endesa Eco (Chile)	100%	161.7	2.6
Pehuenche (Chile)	92.7%	317.6	179.6
Pangue (Chile)	95%	203.7	89.4
Celta (Chile)	100%	98.1	8.3
San Isidro (Chile)	100%	139.9	15.5
Emgesa (Colombia)	26.9%	1,485.1	250.8
Edegel (Perú)	62.5%	750.1	76.2
Other Non‑Electricity Business
Ingendesa (Chile)	100%	11.9	2.5
Túnel el Melón (Chile)	100%	36.1	3.1

(1) From a stand-alone perspective, excluding subsidiaries.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly traded electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including two turbines with an aggregate of 1,138 MW capacity in oil- and gas‑fired plants, and a 1,186 MW capacity in natural gas combined‑cycle facility.  The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992, when Endesa Chile acquired a 24% interest.  Endesa Chile subsequently increased its total ownership to the current level of 69.8% in February 2007.

El Chocón (Argentina)

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces, in the Comahue Zone in southern Argentina.  It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW.  A 30‑year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process.  Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession, which expires in 2023.  In March 2007, Endesa Chile increased its beneficial interest in El Chocón from 44.8% to 65.4%.

Endesa Chile (Chile)

Endesa Chile is a publicly traded electricity generation company in Chile.  From a stand-alone perspective, excluding direct subsidiaries in Chile (described below), Endesa Chile has a total installed capacity of 3,446 MW as of December 2009, with 45 generation units operating in the SIC, the Central Interconnected System.  From the total capacity, nearly 67% are hydroelectric power plants, which include Ralco with 690 MW, El Toro with 450 MW, Rapel with 377 MW, Antuco with 320 MW, among others.  Regarding the thermoelectric facilities, nearly 88% correspond to fuel/gas fired power plants, including San Isidro II, which in April 2007 it started operations with 248 MW of installed capacity in open cycle.  In January 2008, this combined cycle was closed with 353 MW and then in December 2009 the final capacity using LNG reached 399 MW.  The rest of Endesa Chile’s thermal capacity consists of coal-steam power plants.

Endesa Eco (Chile)

On April 18, 2005, Endesa Chile created Endesa Eco S.A., whose objectives are the promotion and development of renewable energy projects such as mini‑hydro, wind, geo‑thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects.  As of December 2009, Endesa Eco’s installed capacity was 87 MW.  Endesa Eco is a wholly‑owned subsidiary of Endesa Chile.

Pehuenche (Chile)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high rainfall hydrological basin of the Maule River, with a total installed capacity of 699 MW.  The 570 MW installed capacity Pehuenche plant started operations in 1991, the 89 MW installed capacity Curillinque plant started in 1993, and the 40 MW installed capacity Loma Alta plant started operating in 1997.  Endesa Chile holds 92.7% of Pehuenche.

Pangue (Chile)

Pangue was incorporated to build and operate the 467 MW installed capacity hydroelectric power station in the Bío-Bío River. The first unit started operations in 1996, while the second unit started operations in 1997.  Endesa Chile holds 95% of Pangue’s share capital.

Celta (Chile)

Celta is incorporated in Chile and was formed in 1995 to build and operate the 158 MW installed capacity coal‑fired and the 24 MW gas/fuel thermal plants in the SING.  Celta is wholly-owned by Endesa Chile.

San Isidro (Chile)

San Isidro, a company fully-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Fifth Region.  The plant began commercial operations in 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC.  This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest.

Ingendesa (Chile)

Ingendesa is a multi-disciplinary engineering company founded in 1990.  Its purpose is to provide engineering services, project management and related services in Chile and abroad.  The company offers civil, mechanical and electrical engineering, metallurgy, architecture and environmental services.  Ingendesa is wholly‑owned by Endesa Chile.

Túnel El Melón (Chile)

Túnel El Melón is a two-lane 2.5 km long tunnel. The project was built between the provinces of Petorca and Quillota, Region V, Chile. The authorization for provisional start-up was granted on September 14, 1995, and the Ministry of Public Works granted definitive authorization on May 03, 1996. The operation will have a duration until the termination of the concession’s contractual period in June 2016. Endesa Chile holds 100% of the share capital.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,895 MW.  On September 1, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and Emgesa S.A. E.S.P. were merged into Betania, and then Betania changed its name back to Emgesa S.A. E.S.P.

On March 2, 2006, Emgesa purchased the assets of Termocartagena (208 MW), through a public tender process.  On September 15, 1997, Central Hidroeléctrica Betania, through its former subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of the generation company Emgesa through the company Capital de Energía S.A. (CESA), with 48.5% of the shares.  On January 30, 2006, due to a company restructuring, CESA ceased to exist.  Empresa de Energía de Bogotá S.A. has a direct participation in Emgesa of 51.5%.  Endesa Chile’s beneficial ownership in Emgesa is 26.9%, and due to a shareholders’ agreement, it has the right to appoint the majority of the Board members and, therefore, controls Emgesa.

Edegel (Peru)

Edegel is an electricity generation company, acquired by Endesa Chile in 1995.  It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,467 MW.  In October 2009, Endesa Chile purchased an additional 29.4% share in Edegel from Generalima, a subsidiary of Endesa Latinoamérica.  Thus, Endesa Chile increased beneficial ownership in Edegel from 33.1% to 62.5%.

In May 2009, as contemplated in the contract signed by Edegel in 2000 for the financing of the Yanango and Chimay projects, the equity contribution for the subsidiary Chinango S.A.C., constituted in March 2008, took place. Edegel holds an 80% share of Chinango, and Peruana de Energía S.A.A. the remaining 20% share.

Selected Related Companies

Cemsa (Argentina)

Cemsa is responsible for trading electricity.  As of the date of this report, Endesa Chile has an indirect ownership holding in Cemsa of 45%. Cemsa’s other shareholder is Endesa Spain through Endesa Latinoamérica.

Electrogas (Chile)

Electrogas was constituted in 1996.  This company offers natural gas transportation services to the Valparaíso Region in Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota.  Endesa Chile has a beneficial interest of 42.5% share in this company. The other shareholders are Colbún S.A. and ENAP.

GasAtacama (Chile)

Endesa Chile has a 50% total beneficial interest in GasAtacama, located at the north of Chile.  As of 2007, Southern Cross Latin America Private Equity Fund III, L.P. had the remaining 50% beneficial interest.  Subsidiaries of this holding company were Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación S.A., which are involved in electricity generation and natural gas transportation.  On November 28, 2008, GasAtacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.

HidroAysén (Chile)

HidroAysén was incorporated in March 2007.  Endesa Chile has a 51% ownership interest and Colbún S.A. the remaining 49%. The company was created to develop and exploit the Aysén Project, a hydro project located in the Aysén Region.

Endesa Brasil (Brazil)

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica S.A.U., or “Endesa Latinoamérica” (formerly known as Endesa Internacional, a subsidiary of Endesa Spain), Enersis, Endesa Chile and Chilectra held in Brazil, namely, through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce.  Endesa Chile has a beneficial interest of 38.9% in Endesa Brasil.

The following table sets forth the main subsidiaries and affiliates of Endesa Chile and the percentage of each subsidiary and affiliates owned by Endesa Chile:

Percentage of Economic Interest in each Operational Subsidiary and Related Company per Country

SUBSIDIARIES (as of December 31, 2009)

ENGINEERING
GENERATION					SERVICES	INFRASTRUCTURE
Argentina	Brazil	Chile	Colombia	Peru	Chile	Chile
Endesa Costanera 69.8% El Chocón 65.4%		Pehuenche 92.7% Pangue 95% (1) Celta 100% San Isidro 100% Endesa Eco 100%	Emgesa 26.9% (4)	Edegel 62.5% (3)	Ingendesa 100%	Túnel El Melón 100%

Related Companies

Cemsa 45%	Endesa Brasil (2) 38.9%	GasAtacama 50% Electrogas 42.5% GasAtacama Chile 50% (4) Gasoducto Atacama Argentina 50% Gasoducto Taltal 50% Transquillota 50% HidroAysén 51%

(1)     Endesa Latinoamérica (formerly Endesa Internacional), a subsidiary of Endesa Spain, has a 5.0% shareholding in Pangue.

(2)     The economic interest in Endesa Brasil increased from 37.7% in December 2006 to 38.9% in October 2009 as a consequence of the acquisition of an additional 29.4% in the indirect share of Endesa Chile in Edegel.

(3)     In October 2009, Endesa Chile acquired an additional 29.4% share in Edegel.

(4)     On November 28, 2008, GasAtacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.

The following table shows, as of December 31, 2009, Endesa Chile’s direct and indirect economic interests in all its companies:

ENDESA CHILE

ORGANIZATIONAL CHART
AS OF DECEMBER 31, 2009

ENDESA CHILE
Hidroinvest S.A.
Hidroelectrica El Chocon S.A.
Termoelectrica Manuel Belgrano S.A.
Termoelectrica José de San Martín S.A.
Endesa Cemsa S.A.
Endesa Argentina S.A.
Southern Cone Power Argentina S.A.
Endesa Costanera S.A.
Distrilec S.A.
Ingendesa do Brasil Ltda.
Enigesa
Pehuenche S.A.
Pangue S.A.
Tunel el Melon S.A.
Ingendesa
GNL Chile S.A.
GNL Quintero S.A.
Cía. Electrica San Isidro S.A.
Cía. Electrica Tarapaca S.A.
Inversiones Electrogas S.A.
Inv. Endesa Norte S.A.
Central Eólica Canela S.A.
Endesa Eco S.A.
Centrales Hidroelectricas de Aysen S.A.
Aysén Transmisión S.A.
Consorcio Ingendesa Minmetal Ltda.
Consorcio Ingendesa-Ara Ltda.
Consorcio Ara-Ingendesa Ltda.
Consorcio Ara Ingendesa Sener Ltda.
Transquillota Ltda.
Electrogas S.A.
Chinango S.A.C.
Generandes Perú S.A.
Edegel S.A.
Endesa Brasil S.A. (Holdco)
Ampla Investimentos
Investluz S.A.
Coelce S.A.
C.G.T.Fortaleza S.A.
Cachoeira Dourada S.A.
Ampla S.A.
Cien
Transportadora de Energía del Mercosur S.A.(Tesa)
Cía. de Transmisión del Mercosur S.A. (Ctm)
Emgesa S.A.
Sociedad Portuaria Central Cartagena S.A.
INVERSORA CODENSA S.A.S.
Progas S.A.
Inv. Gas Atacama Holding Ltda.
GasAtacama Chile S.A.
Energex Co.
Gasoducto Atacama Argentina S.A.
Gasoducto Taltal S.A.
Gasoducto Atacama Argentina S.A. Sucursal Argentina
Atacama Finance Co.
GasAtacama S.A.
41.9% 2.5% 59.0% 54.2% 6.2% 15.4% 15.4% 5.5% 5.5% 45.0% 51.9%
99.7% 0.3% 2.0% 98.0% 5.5% 12.3% 0.9% 99.0% 1.0%
99.5% 0.5% 92.7% 95.0% 100.0% 98.8% 33.3% 20.0% 100.0% 99.9% 42.5% 100.0%
0.0% 0.0% 1.3% 0.1% 0.0%
75.0% 100.0% 0.0% 51.0% 0.0% 99.0% 0.5% 50.0% 50.0% 50.0% 33.3% 50.0% 100.0% 0.0%
61.0% 80.0% 4.2% 36.3% 29.4% 54.2% 26.9%
46.9% 36.4% 46.9% 63.6% 56.6% 100% 2.3% 100.0% 99.6% 0.0% 100.0% 100.0%
95.0 % 4.9 %
0.1% 50.0% 0.1% 99.9% 100.0% 99.9% 0.0% 57.2% 99.9% 0.1% 42.7% 100.0% 99.9% 100.0% 0.1% 0.0%
Chile
Peru
Colombia
Argentina
Brazil
Cayman Islands

Additionally, the following table is a simplified version of the previous table, including the most important operating companies:

D.            Property, Plant and Equipment.

Endesa Chile’s main properties in Chile are its 29 electricity generation facilities, in addition to its 27,793 square meter headquarters in Santiago.

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on Endesa Chile’s operations.  Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other Acts of God, but not for prolonged droughts which are not considered force majeure and from damage due to third‑party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, Endesa Chile’s management believes that the risk of an event with a material adverse effect is remote.  Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions.  Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 24 months, commencing after the deductible period.  For additional detail on the February 2010 earthquake and the insurance involved see “ — A. History and Development of the Company. Recent Development.”

Endesa Chile consolidates revenues from generating companies in Argentina, Colombia and Peru, which involve a total of 25 generation power plants detailed below, which together with the plants in Chile, total 54 power plants.  The insurance coverage taken abroad is approved by the management of each company, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.

All insurance policies are purchased from reputable international insurers.  We continuously monitor and meet with the insurance industry market in order to obtain what it believes to be the most commercially reasonable coverage and premiums available in the market.

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2007		2008		2009
			MW		MW		MW

Argentina
Endesa Costanera	Total		2,324		2,324		2,324
	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138		1,138		1,138
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859		859		859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	(2)	327		327

El Chocón	Total		1,320		1,328		1,328
	Chocón	Reservoir	1,200		1,200		1,200
	Arroyito	Pass-through	120		128	(3)	128	(2)
Total Capacity in Argentina			3,644		3,652		3,652

Chile
Endesa Chile	Total		3,034		3,139		3,446
	Total Hydroelectric		2,286		2,286		2,290
	Rapel	Reservoir	377		377		377
	Cipreses	Reservoir	106		106		106
	El Toro	Reservoir	450		450		450
	Los Molles	Pass-through	18		18		18
	Sauzal	Pass-through	77		77		77
	Sauzalito	Pass-through	12		12		12
	Isla	Pass-through	68		68		70	(4)
	Antuco	Pass-through	320		320		320
	Abanico	Pass-through	136		136		136
	Ralco	Reservoir	690		690		690
	Palmucho	Pass-through	32		32		34	(5)
	Total Thermal		748		853		1,156
	Huasco	Steam Turbine/Coal	16		16		16
	Bocamina	Steam Turbine/Coal	128		128		128
	Diego de Almagro (6)	Gas Turbine/ Diesel Oil	47		47		47
	Huasco	Gas Turbine/IFO 180 Oil	64		64		64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245		245		245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	248		353		399	(2)(7)
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	-		-		257	(8)
Pehuenche	Total		699		699		699
	Pehuenche	Reservoir	570	(2)	570		570
	Curillinque	Pass-through	89		89		89
	Loma Alta	Pass-through	40		40		40
Pangue	Pangue	Reservoir	467		467	(2)	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379		379		379
Celta	Total		182		182		182
	Tarapacá	Steam Turbine/Coal	158		158		158
	Tarapacá	Gas Turbine/Diesel Oil	24		24		24
Endesa Eco	Total		18		27		87
	Canela	Wind Farm	18		18		18
	Canela II	Wind Farm	-		-		60	(9)
	Ojos de Agua	Pass-through	-		9		9
Gasatacama	Atacama (10)	Combined Cycle /Natural Gas+Diesel Oil	-		390		390
Total Capacity in Chile			4,779		5,283		5,650

Colombia
Emgesa	Total		2,829		2,895
	Guavio	Reservoir	1,213		1,213		1,213
	Paraíso	Reservoir	276		276		276	(2)
	La Guaca	Pass-through	325		325	(2)	325
	Termozipa	Steam Turbine/Coal	236		236		236
	Cartagena	Steam Turbine/ Natural Gas + Diesel Oil	142		208	(11)	208
	Minor plants (12)	Pass-through	96		96		96
	Betania	Reservoir	541		541		541
Total Capacity in Colombia			2,829		2,895		2,895

Peru
Edegel	Total		1,469		1,467
	Huinco	Pass-through	247		247		247
	Matucana	Pass-through	129		129		129
	Callahuanca	Pass-through	80		80		80
	Moyopampa	Pass-through	65		65		65
	Huampani	Pass-through	30		30		30
	Yanango	Pass-through	43		43		43
	Chimay	Pass-through	151		151	(2)	151
	Santa Rosa	Gas Turbine/Diesel Oil	231	(2)	229	(13)	430	(14)
	Ventanilla	Combined Cycle/Natural Gas	493		493		493	(2)
Total Capacity in Peru			1,469		1,467		1,667
Total Endesa Chile			12,721		13,297		13,864

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
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

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.
(2)	Installed capacities certified by Bureau Veritas. (For further details, see “ — B. Business Overview. Note (2) to table Endesa Chile Physical Data per Country”)
(3)	In November 2008, the Arroyito power plant increased its installed capacity due to a higher dam elevation.
(4)	In December 2009, the CDEC-SIC recognized an increase in the installed capacity of the Isla power plant, from 68 MW to 70 MW.
(5)	In December 2009, the CDEC-SIC recognized an increase in the installed capacity of the Palmucho power plant, from 32 MW to 34 MW.
(6)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Codelco since 2001.
(7)	In December 2009 the CDEC-SIC recognized an increase in the installed capacity of the San Isidro II power plant, from 353 MW to 399 MW, due to the use of GNL in replacement of diesel.
(8)

In July and September 2009, the first and second unit started their commercial operations with a gross output of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared as having a gross capacity of 257 MW, in open cycle operating with diesel, and from December 2009, it is also able to also operate with natural gas from the LNG re‑gasification plant.

(9)	In December 2009, the Canela II wind farm started its commercial operations with a total declared capacity of 60 MW.
(10)	Since 2008, we include the 50% of GasAtacama’s installed capacity.
(11)	Until 2007, the figure represented capacity value for units 1 and 3. Unit 2 was added in 2008, following overhaul and recovery of capacity.
(12)	Minor plants are registered with a total capacity of 96 MW. As of December 31, 2009 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.
(13)	During 2008, the installed capacity of Santa Rosa was redefined as required by the relevant authority.
(14)

In September 2009, the gas turbine, corresponding to the expansion of Santa Rosa thermal plant started its commercial operations with a gross capacity of 193 MW.  In November 2009, a capacity increase of 7 MW was recognized, reaching 200 MW.  Additionally, in April 2009, a capacity increase of 0.61 MW in the TG7 turbine of the Santa Rosa plant was also recognized.

In addition to generation power plants, Endesa Chile owns insignificant other assets, such as transmission assets in Peru and Túnel El Melón in Chile.  These assets, in the aggregate, represent less than 1% of the value of Endesa Chile’s total consolidated assets.

As of December 2009, the Company has received the international standard ISO 14,001 certification on 96.7% of its installed capacity in South America, which considers 49 out of 54 generation facilities that produced 99.2% of the Company’s total annual electricity generation in 2009.

Investment Projects Completed during 2009

Peru. Santa Rosa Thermal Power Plant Expansion Project

This project consisted in the expansion of the Santa Rosa 229 MW installed capacity thermal plant, in Lima, Peru, by the construction and commissioning of an open cycle gas turbine that will use natural gas from Camisea as fuel.  In September 2009, the new unit started its commercial operations with a declared gross capacity of 193 MW.

Chile. Canela II Wind Farm Project

The Canela II wind farm project consisted in the expansion of the existing 18.2 MW wind farm, Canela, with the installation of additional 40 units of 1.5 MW each, on an adjoining site, in the Coquimbo Region.  Commercial operations began in December 2009, with a total declared an installed capacity of 60 MW.

Chile. Quintero Power Plant

This project consisted in the construction and commissioning of a thermal power plant, in the Valparaíso Region, composed of two open cycle gas turbines, designed to operate with both diesel and natural gas.  In addition, the power plant will be the electrical back up for the LNG terminal in Quintero.  For the energy evacuation and connection to the SIC, a 40 km energy line, in 1x220 kV, was built between Quintero and the San Luis Transquillota substation.

In July and September 2009, the first and second unit started their commercial operations with a gross capacity of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared with an aggregate gross capacity of 257 MW, in open cycle operating with diesel, and as of December 2009, it is also able to operate with natural gas from the LNG re‑gasification plant.

Argentina. Manuel Belgrano and San Martín Power Plant Projects

Two power plant projects are being developed Manuel Belgrano and San Martín S.A, both related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.

Each project consists of the installation of a combined cycle gas turbine of 823 MW, the first located next to Campana, (80 km north of Buenos Aires), and the second, in Timbúes (35 km north of Rosario).

In 2009, the Manuel Belgrano power plant operated with the two turbines installed during 2008.  The annual generation reached 1,662 GWh.  By December 31, 2009, the construction and tests in the new unit were already completed.  The unit was declared in commercial operations as a combined cycle on January 7, 2010 with a net capacity of 823 MW.

In 2009, the San Martín plant operated with two of their installed turbines.  Annual generation reached 1,708 GWh.  On December 31, 2009, the combined cycle was connected for the first time.  The unit started its commercial operations as a combined cycle on February 2, 2010 with a net installed capacity of 824 MW.

Chile. Quintero Quillota Pipeline

In July 2008, we started construction of a pipeline that supplies Quillota, San Isidro and other off‑takers with the gas obtained at the re‑gasification plant in Quintero.  The pipeline is 28 km long and counts on a transport capacity of 15 million m3/d.  The construction was completed in February 2009.

The LNG terminal commissioning began in July 2009, and partial fast-track commercial operation started in March 2009; full commercial operations should begin in August 2010.

Projects under Construction

Chile. Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and disposal of ashes.  This second unit will use pulverized coal and technology for reduction of emissions.  Its installed capacity is estimated to be 370 MW and the start‑up is planned for June 2011.

Chile. LNG Receiving Terminal at Quintero, Valparaíso Region

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile participates with a 20% stake, we agreed to construct of the LNG re‑gasification facility in Quintero Bay.  Partial commercial operations began in September 2009 while full commercial operations are scheduled for August 2010.

On June 29, 2009 the first LNG ship arrived in Quintero.  Later, during 2009, seven other commercial ships with LNG arrived. Endesa Chile consumed 206 million m3 of LNG brought by those ships.

Projects under Development

Endesa Chile continuously analyzes different growth opportunities in the countries in which it participates.  The most relevant projects in the pipeline are as follows:

Chile. Los Cóndores Project

This project, that already has the environmental approval, is located in the Maule River basin, in Chile’s Maule Region and consists of a 150 MW hydroelectric power station that will use the water flows from the Maule Lake.

Currently, we are studying a new alternative that implies the construction of a tunnel with TBM technology (tunnel machinery) which involves higher efficiencies, safety standards and a lower environmental impact. For 2010, we expect to present a modification to the environmental impact study, conclude the basic engineering studies and start the bidding process.

Chile. Choshuenco Hydroelectric Project

The Neltume and Choshuenco projects are located in Chile’s Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW installed capacity run‑of‑the‑river hydro plant.  The Choshuenco project uses the flows of the Llanquihue River at its source, at the junction with the Fuy and Neltume Rivers, with the possibility of building a run‑of‑the‑river 128 MW hydro plant.

Regarding the Neltume plant, during 2009 the environmental impact study was carried out, and it was presented to the authorities in February 2010.  In April 2010 we voluntarily decided to withdraw temporarily the environmental impact study submitted, in order to complement it with further studies, some of which require complex modeling and other field surveys for different seasons of the year. The final goal is to present a new version of the environmental impact study that fully contains the information that will be requested by the different entities that participate in this process.

Chile. HidroAysén Project

The HidroAysén hydropower project consists of five hydroelectric power stations, with an aggregate installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three in the Pascua River (500 MW, 770 MW and 460 MW).  Connection to the SIC consists of nearly 2,000 km, 500 kV high‑voltage direct current (HVDC) transmission line.

Works at HidroAysén have been mainly concentrated in engineering and environmental studies.  During 2009, we worked on answering the governmental observations to the Environmental Impact Study, and presented such answers and comments to the authorities in October 2009.  In January 2010, we received a second set of observations.  The company developed direct contact with local communities through round table meetings, attended by residents and their representatives.

In December 2009, the contract with Transelec ended.  The contract consisted in the design and studies for the construction of the HVDC line that will transport the electricity to the SIC.  As of January 2010, the studies are being carried out directly by Centrales Hidroeléctricas de Aysén S.A.

Chile. Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam‑coal units, with a total installed capacity of 740 MW, located in the Atacama Region.

During 2009 the project was submitted to the Environmental Impact Study and basic engineering studies took place.

Chile.  Piruquina Mini Hydro Project

The project is developed by Endesa Eco and is located in the island of Chiloé, 17 km from Castro.  It consists of a run‑of‑the‑river hydroelectric power plant which will use water flow from the Carihueico River.  According to the feasibility study, the installed capacity will be 7.6 MW.

In November 2009, the Los Lagos Region Corema approved the Environmental Impact Study and in December 2009, Endesa initiated the bidding process for a turnkey EPC contract.

Colombia. Quimbo Hydroelectric Project

El Quimbo hydroelectric project will be located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generator units.  We expect that the project will start operations by December 2014.

In 2009, the Ministry of the Environment approved the environmental license and building permission.  The awarding of the contract for deviation works is expected for 2010.

As a result of the awarding process, Emgesa assumed a Firm Energy Obligation for El Quimbo as of December 2014.

Perú. Curibamba Hydroelectric Project

We began the studies for the construction of a hydroelectric pass‑through power plant, in the region of Junín, in the Tulumayo River basin in the upper part of the river where Edegel’s Chimay power plant is located.  The Curibamba project will have an installed capacity of 188 MW with two generation units.

During 2009, the environmental impact and feasibility studies advanced and we expect to have them ready during 2010.

Climate Change

In recent years, the country and the region have seen a growing development related to renewable energy and strategies to face climate change. This has led both the public and private sectors to conduct suitable strategies for adapting themselves to the new requirements, evidenced by legal obligations at the local level, commitments assumed by countries at the international level and the demanding requirements of the international markets in these matters.

During 2009, Endesa Chile and its subsidiaries, in particular Endesa Eco, carried out several activities and held working meetings with different public and private entities, in order to learn about the technical and regulatory news in the area of NCRE and climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen the leadership position achieved by the company in Chile.

In addition to the Canela wind farm (18.2 MW) in operation since late 2007 and the Ojos de Agua mini-hydroelectric plant (9 MW) in operation since 2008, the Canela II wind farm (60 MW), located next to the previously mentioned wind farm, in the Coquimbo Region, started operations in 2009.

Regarding the development of emission reduction mechanisms, during 2009, the projects in the Clean Development Mechanism (CDM) circuit were:

Ojos de Agua Mini-Hydroelectric Plant: The procedures began during 2009 for the verification of the greenhouse effect gas emissions avoided by the Ojos de Agua mini-hydroelectric plant the year before, in order to certify and trade these emission reductions under the CDM. During 2009, this facility has avoided the emission of some 16,000 tons of CO2, which can be traded in 2010 once verified.

Canela Wind Farm: On April 3, 2009, the United Nations Climate Change Office approved the registration of the Canela project in the CDM circuit as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse effect gas emissions it will avoid during its useful life. Canela has avoided the emission of some 21,335 tons of CO2 during 2009, which will be traded on the CDM circuit in 2010 once verified.

Canela II Wind Farm: During 2009, the expansion of the Canela wind farm by 60 MW, named Canela II, began the process for obtaining the registration of the reduction with the United Nations Frameworks Convention on Climate Change (UNFCCC). According to the base line analysis presented in the Project Design Document (PDD), estimates are that the facility will avoid the emission of 89,608 tons of CO2 annually.

Detail of CDM projects processed in 2009 by Endesa Eco
CD; project	Company/country	Position as of December 31, 2009	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)
Ojos de Agua mini-hydroelectric plant	Endesa Eco (Chile)	Registered with the Executive Authority of the UNFCCC since April 2007 and currently in verification the reduction in emissions of 2008 period.	0.4348	7,939 (CER of 2008 being verified) (1)
Canela wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009	0.5713	21,335 (still not verified)
Canela II wind farm	Central Eólica Canela S.A. (Chile)	PDD prepared, public enquiry held and validation begun.	0.6541	89,608 (PDD being verified)

 (1) CER: Certified Emission Reductions.

The CO2 (greenhouse effect gas) emissions of the Company for the last three years were 11.5 million tons in 2007, 11.5 million tons in 2008 and 12.4 million tons in 2009.

Major Encumbrances

Endesa Costanera’s debt with Mitsubishi Corporation corresponds to the balance of payments in the purchase of equipment.  As of December 31, 2009, the value of the assets pledged as a guarantee of this debt was Ch$ 54 billion. Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a loan in the amount of Ch$ 16 billion as of December 31, 2009.

Pangue executed a first mortgage on the property where its power plant is located, including the water rights and the concession to establish the power plant.  There is also a lien on the electricity lines, machinery and equipment of the power plant.  Both include the prohibition to sell, transfer or further encumber such assets.  The value of the pledged assets was Ch$ 86 billion as of December 31, 2009.  These encumbrances and prohibitions guarantee the obligations of Pangue with the project lenders and the Export Development Corporation.

Edegel has a debt originated in the financing of the Ventanilla power plant.  As of December 31, 2009, the value of the assets pledged as a guarantee for this debt was Ch$ 105 billion.

GNLQ project finance required the sponsors, Endesa Chile among them, to encumber their shares in the company as a guarantee for the lenders.

Item 4A.  Unresolved Staff Comments

None.

Item 5.     Operating and Financial Review and Prospects

A.              Operating Results.

General

The following discussion should be read in conjunction with our audited Consolidated Financial Statements, included in Item 18 in this annual report, and “Selected financial data,” included in Item 3 herein.  Our Consolidated Financial Statements as of December 31, 2008 and 2009 were prepared in accordance with IFRS.

Effective January 1, 2009, we adopted the IFRS issued by the IASB, in replacement of the previous accounting principles which were under Chilean GAAP.  IFRS differ in certain aspects from Chilean GAAP.  For further information, see “Introduction” and Note 36 to our Consolidated Financial Statements.

The transition date to IFRS for the Company under First Time Adoption is January 1, 2008. Comparative data of the Company's financial statements has been restated to retrospectively reflect the adoption of IFRS.

1.                                     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru.  We also have equity investments in Endesa Brasil, which owns generation companies in Brazil that are operated by us.  Revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile itself and of our subsidiaries and associates, which operate in these five countries.  For the years ended December 31, 2008 and 2009, non-generation revenues, related primarily to engineering consulting services, represented 4% and 3%, respectively, of total consolidated revenues in each year.

Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities and economic conditions, including growth rate, and exchange rates in each country in which we operate, are important in determining our financial results.  See “Item 3.  Key Information — D. Risk factors.”

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, leading to nonmaterial impacts on consolidated figures.  The impact of these factors on us, for the years covered by this report, is discussed below.

a.            Hydrological Conditions

A substantial part of our consolidated generation capacity is dependent upon the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.  In terms of installed capacity, in 2008 and 2009, approximately 60% and 58% of Endesa Chile’s consolidated installed capacity, respectively, has been hydroelectric.  Consolidated hydroelectric capacity was 7,985 MW as of December 31, 2008 and 7,989 MW as of December 31, 2009.  (See “Item 4. Information on the Company — A. History and Development of the Company”).

Hydrological conditions for the period between 2008 and 2009 have not led to significant changes in our financial condition and results from operations.  Hydroelectric generation was 32,297 GWh in 2008 and 34,873 GWh in 2009.  The generation increase in 2009 is associated with better hydrological conditions in Chile, Argentina and Peru as compared to previous year.  Total operating income was Ch$ 874.2 billion in 2008 and Ch$ 1,017 billion in 2009.

In Endesa Chile, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases.  Our thermal capacity and ability to purchase electricity from other generators, given the regulatory framework of the industry in these countries, enables us to increase thermal generation and/or purchase electricity from other industry players in order to maintain the level of physical sales when hydrological conditions lead to a reduction in hydroelectric generation.  Additionally, when hydrology is low, given the industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, electricity prices generally increase.  Low hydrology could potentially lead to higher revenues and sometimes, higher operating income.

Operating costs of thermal generation and energy purchases are higher than the variable cost for hydroelectric generation.  The cost of thermal generation does not directly depend on hydrology, but instead on global commodity prices.  However, the cost of electricity purchases in the spot market does depend on hydrology.

The impact of low hydrology on operating results depends on the sensitivity or reaction to electricity prices in the market, the severity of the impact of hydrological conditions on the Company’s hydroelectric generation, the Company’s cost of thermal generation and the need for energy purchases.  The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results. For additional information relating to hydrological conditions, please see “Item 3.  Key Information — D. Risk factors — Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.”

b.            Regulatory Developments

The regulatory frameworks governing our business in the five countries where we operate have a material effect on our results from operations.  In particular, regulators set generation tariffs taking into consideration factors such as the fuel costs, reservoirs levels, exchange rates, future investment in installed capacity and demand growth, all of which are intended to allow companies to earn a regulated level of return on their investment, and guarantee quality service and reliability. Accordingly, the earnings of our subsidiaries are determined in a significant part by the actions of government regulators, mainly through the tariff setting process. For additional information relating to the regulatory frameworks in the countries in which we operate, please see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

c.             Economic Conditions

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results.  The most significant economic variables include economic growth, mainly due to its impact on electricity demand, and the local currency exchange rate against the dollar, which affects revenues and expenses, as well as assets and liabilities, depending on the percentage denominated in dollars.  As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans.  For additional information, see “Item 3. Key Information— D. Risk factors —Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders” and—“ South American economic fluctuations are likely to affect our results from operations.”

Economic Growth and Electricity Demand

In most of the countries in which we operate, the worldwide financial crisis adversely impacted economic growth in 2009.  Demand for electricity was also lower compared to the prior year due to the economic constraints in most of those countries.  The GDP and electricity growth rate for the years covered by this report are included in the following table:

	2008		2009
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (1) (%)	Electricity Demand Growth (%)
Chile (2)	3.7	0.3	(1.5)	0.5
Argentina	6.8	2.9	0.9	(1.3)
Colombia	2.5	2.7	0.1	9.8
Brazil	5.1	2.6	(0.2)	(0.7)
Peru	9.8	9.7	0.9	0.3

        (1)        Sources: For Chile, Central Bank of Chile.  For Argentina, Colombia, Brazil and Peru, World Economic Outlook (April 2010) estimate of the International Monetary Fund (IMF), and internal Company physical energy data for 2008-2009.

(2)      Electricity demand growth in the Central Interconnected System (SIC) and the Northern Grid System (SING).

Local Currency Exchange Rate

Variations in the parity of the dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position.  The impact will depend on the level at which tariffs are pegged to the dollar, dollar-denominated assets and liabilities existing in the period and the translation of Consolidated Financial Statements of the Company to the presentation currency, which is the Chilean peso.

As of December 31, 2009, Endesa Chile had total consolidated indebtedness of $ 4,172 million, of which 51% was denominated in dollars, 20% denominated in pesos, 21% is in Colombian pesos, 3% in soles and 2% in Argentine pesos.

The following table set forth the closing and average local currencies per dollar exchange rates for the periods indicated:

	Local Currency U.S. Dollar Exchange Rates
	2008		2009
	Average	Year End	Average	Year End(1)
Chile (pesos per dollar)	521.8	636.45	559.66	507.10
Argentina (Argentine pesos per dollar)	3.16	3.45	3.77	3.80
Colombia (Colombian pesos per dollar)	1,963	2,246	2,155	2,04
Brazil (reais per dollar)	1.83	2.34	2.00	1.74
Peru (soles per dollar)	2.92	3.14	3.01	2.89

(1)     Sources: Central Bank of each country.

For the year ended December 31, 2009, our revenues amounted to $ 4,324 million of which approximately 17% were denominated in dollars and approximately 52% were linked in some way to the dollar.  In respect of the total balance, the equivalents of $ 74 million were revenues in pesos, $ 680 million in Colombian pesos, $ 530 million in Argentine pesos and $ 50 million in soles.

d.            Critical Accounting Policies

Financial Reporting Release Section 501.14 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that reflect significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under IFRS.  Below we present our critical accounting policies.

Impairment of Long-lived Assets

During the year, and at the end of each reporting period, the Group determines whether there is any indication that an asset might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

For the case of cash-generating units to which goodwill or intangible assets with indefinite useful lives have been allocated, the recoverability analysis is performed systematically at the end of each reporting period. Recoverable amount is the higher of fair value less costs to sell and value in use. “Value in use” is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. In calculating the recoverable amount of property, plant and equipment, goodwill and intangible assets, the Group used the value in use approach in practically all cases.

In assessing value in use, the Group prepares the projections of future pre-tax cash flows on the basis of the most recent available budgets. These budgets include the best management estimates of the income and costs of the cash-generating units by using industry projections, historical experience and future expectations. These projections cover the next five years and the future cash flows expected are estimated by applying reasonable growth rates between 3.7% and 8.3% that in no case are increasing or exceed the average long-term growth rates in the industry or specific country.

Expected future cash flows are discounted to their present value using pre-tax discount rates. Such discount rates reflect current market assessments of the time value of money and the risk premiums generally used by business analysts.

The discount rates applied in 2009 and 2008 were as follows:

Country	Currency	2008		2009
		Minimum	Maximum	Minimum	Maximum
Chile	pesos	9.90%	10.40%	9.24%	9.53%
Argentina	Argentine pesos	17.40%		19.51%
Brazil	reais	12.10%		11.32%
Peru	soles	10.00%		9.09%
Colombia	Colombian pesos	11.90%		11.45%

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss under the line item “Depreciation and Amortization Charge” in the consolidated statement of comprehensive income.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but the increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit). An impairment loss recognized for goodwill cannot be reversed in a subsequent period.

Litigation and Contingencies

The Company is currently involved in some legal and tax proceedings.  As discussed in Note 19.2 to our Consolidated Financial Statements as of December 31, 2009, we have estimated the probable outflows of resources of resolving these claims.  We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Except in the case of material proceedings, as described in Note 19.2 to our Consolidated Financial statements, we do not know the termination date of these legal and tax proceedings.

Hedges for Revenues Directly Linked to the US dollar

The Company has established a policy to hedge the portion of its revenues directly linked to the dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future dollar revenue streams. Such analysis may change in the future due to new regulations limiting the amount of revenues tied to the dollar.

Pension and Post-Employment Benefit Liabilities

We have various defined benefits plans for our employees.  These plans pay benefits to employees at retirement and use formulas based on years of service and the compensation of the participants.  We also offer certain additional benefits for some retired employees in particular.

The liabilities shown for the pensions and post-retirement benefits reflect our best estimate of the future cost of meeting our obligations under these plans.  The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include: employee turnover, life expectancy and retirement ages, discount rates, expected returns on assets, the future level of compensation and benefits, the claims rate under medical plans and future medical costs.  These assumptions change as economic and market conditions change and any vary in any of these assumptions could have an important effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 2,525 million as of December 31, 2009 (Ch$ 2,723 million as of December 31, 2008)  and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 2,175 million as of December 31, 2009 (Ch$ 2,923 million as of December 31, 2008).

For further detail of the main accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

Please see Note 2.2 to our Consolidated Financial Statements, for additional information regarding recent accounting pronouncement.

2.              Country by Country Comparative Analysis of Operating Results and Details of Non-Operating Figures 2008 vs. 2009

Revenues from operations

When comparing annual consolidated figures in pesos, the fluctuations of all local currencies against the dollar affect the Company’s results.

	Year ended December 31,
	2008	2009
	(as a % of total)
Chile	63.3	56.6
Other businesses (Chile)	1.5	1.6
Argentina	11.2	12.3
Colombia	15.8	20.7
Peru	8.2	8.8
Total Consolidated Revenues	100.0	100.0

Endesa Chile’s revenues from operations that were not related to its electricity business accounted for 1.6% of total consolidated revenues from operations in 2009.  We consider those revenues to be immaterial and believe that they do not affect the analysis of the company’s Consolidated Financial Statements.  These revenues come mainly from engineering consulting services and a tunnel concession.  The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations and volume of GWh sales for 2008 and 2009 and the percentage changes year to year:

	Year ended December 31,
Revenues	2008	2009	% Change
	(in million of Ch$ , except percentages)
Generation (Chile)	1,605,337	1,369,647	(14.7)
Other businesses (Chile)	36,857	39,001	5.8
Argentina	284,228	296,578	4.3
Colombia	401,470	500,964	24.8
Peru	208,497	213,625	2.5
Consolidated Adjustments Foreign Subs	-	(897)
Total Revenues	2,536,388	2,418,919	(4.6)

	Year ended December 31,
Energy Sales	2008	2009	% Change
	(GWh)	(GWh)	(GWh)
Chile (1)	21,532	22,327	3.7
Argentina	11,098	12,405	11.8
Colombia	16,368	16,806	2.7
Peru	8,461	8,321	(1.7)
Total	57,458	59,859	4.2

(1)         With the adoption of IFRS, energy sales in 2008 and 2009 include 50% of GasAtacama.

Total 2009 generation revenues from operations in Chile decreased by 14.7% from Ch$ 1,605 billion in 2008 to Ch$ 1,370 billion in 2009, mainly as a result of lower prices, which in turn can be explained by lower costs.  The increase in physical sales was 3.7%, mainly explained by a 25.6% increase in energy sales to the spot market that reached 4,183 GWh.  In the spot market, the average energy market price during 2009 was $ 104 per MWh in the SIC, compared to $ 207 in 2008, due to the impact of lower commodity prices and better hydrology.  Sales to regulated customers decreased by 1.6% at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile.  The sales mix in 2009 at regulated, spot and unregulated prices was 53%, 28% and 19%, respectively.  The total average sales price of Endesa Chile in Chile decreased by 22%, from $ 139 per MWh in 2008 to $ 108 per MWh in 2009.

The “translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos.

Total revenues from operations in Argentina increased by 4.3% in 2009, from Ch$ 284.2 billion in 2008 to Ch$ 296.6 billion in 2009.  This improvement was the result of 11.8% higher physical sales during 2009. Physical energy sales from El Chocón amounted to 4,122 GWh, a 61.4% increase from 2008, attributable to better hydrological conditions during 2009.  The average sales price for El Chocón was Ar$ 106.7 per MWh in 2009, 0.2% higher than the year before. Energy sold by Endesa Costanera increased by 3.0% to 8,284 GWh in 2009.  The average sales price in Endesa Costanera, expressed in pesos, increased by 7.5% during the year, reaching an average of Ar$ 186 per MWh.  Revenues in Argentine had an 8.5% decrease due to the translation effect. In Argentina, the sales mix at spot and unregulated markets was 83% and 17%, respectively.  For additional information of our principal customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”

Total revenues from operations in Colombia increased by 24.8%, from Ch$ 401.5 billion in 2008 to Ch$ 501.0 billion in 2009, mainly explained by a 24% increase in average sales price in local currency to CP$ 114 per kWh in 2009 due to low hydrology, as well as a 2.7% increase in physical sales.  The sales mix in 2009 at regulated, spot and unregulated prices was 56%, 29% and 15%, respectively.  The translation effect, given the exchange rate fluctuations against the dollar in Colombia and Chile, resulted in a decrease in revenues in pesos of 2.2%.  For additional information of our principal distribution and trading customers in Colombia see “Item 4. Information on the Company — B. Business Overview.”

Revenues from operations in Peru increased by 2.5%, from Ch$ 208.5 billion in 2008 to Ch$ 213.6 billion in 2009, mainly attributable to the translation effect.  This effect made revenues in pesos increase by 4.5%.  Additionally, physical energy sales decreased by 1.7% and average prices, expressed in local currency, decreased by 3.5% reaching 131 soles per MWh in 2009.  The sales mix at regulated, spot and unregulated prices was 49%, 9% and 42%, respectively.  For additional information of our principal customers in Peru see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2008 and 2009 and the percentage change from year to year:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Procurements and Services Costs (1)
Generation (Chile) (2)	871,056	511,522	(41.3)
Other businesses (Chile)	15	3	(80.0)
Argentina	206,240	208,540	1.1
Colombia	128,688	184,067	43.0
Peru	98,453	72,014	(26.9)
Consolidated Adjustments Foreign Subs	-	-	-
Total	1,304,453	976,146	(25.2)

(1)         Excludes Selling, General and Administrative expenses.

(2)         Includes all subsidiaries and investment vehicles in Chile.

Operating expenses in the generation business in Chile decreased by 41.3% in 2009 compared to 2008, given higher hydroelectric generation and lower thermal generation using diesel at lower costs given lower fuel prices.  However, we continued to have natural gas restrictions from Argentina during most of 2009 until September, when the LNG re-gasification terminal started to operate in its early phase.  Fuel costs in Chile decreased by 43% or Ch$ 260.7 billion during 2009. The average variable generation cost, excluding the cost of energy purchases, dropped 40.2%, from Ch$ 34.6 per kWh in 2008 to Ch$ 20.7 per kWh in 2009, as a result of the 1.8% decrease in thermal electric generation due to better hydrological conditions and to lower average global fuel prices.  The cost of electricity purchases decreased from Ch$ 134.9 billion in 2008 to Ch$ 52.3 billion, due to a decrease in physical energy purchases of 22.7%.  The average cost of purchases decreased from Ch$ 193.3 per kWh in 2008 to Ch$ 98.2 per kWh in 2009.

Operating expenses in Argentina increased by Ch$ 2.3 billion, from Ch$ 206.2 billion in 2008 to Ch$ 208.5 billion in 2009.  Given the improvement of hydrological conditions, hydro generation increased by 95.0% while thermoelectric generation decreased by 4.3%.  The fuel cost slightly increased by 0.6% despite lower thermal production during 2009.  The average variable generating cost decreased from Ch$ 18.5 per kWh in 2008 to Ch$ 16.7 per kWh in 2009.  Electricity purchases decreased by Ch$ 2.7 billion in 2009, due to a 23.8% decrease in physical energy purchases in the spot market, at an average purchase cost of Ch$ 17.7 per kWh in 2009. The combined effect of the fluctuations of the peso and the Argentine peso against the dollar decreased total operating expenses in pesos by 8.5%.

Colombia’s operating expenses increased by 43.0%, from Ch$ 128.7 billion in 2008 to Ch$ 184.1 billion in 2009, primarily because of higher costs of energy purchases and higher fuel costs as the lower hydrological conditions during 2009 led to more thermal production.  The average variable generation cost increased from Ch$ 6.3 per kWh in 2008 to Ch$ 7.3 per kWh in 2009.  Electricity purchases, increased by Ch$ 44.8 billion in 2009 given higher volume of energy purchased and higher average purchase cost that increased from Ch$ 13.1 per kWh in 2008 to Ch$ 21.5 per kWh in 2009.  The combination of a fluctuation of the local currency and the peso against the dollar in 2009 resulted in a net reduction of 2.2% of operating costs in pesos.

Operating expenses in Peru decreased by 26.9% from Ch$ 98.5 billion in 2008 to Ch$ 72.0 billion in 2009.  This was primarily due to a more efficient production mix driven by better hydrological conditions which led to lower fuel costs and lower costs of energy purchases.  The average variable generation cost was Ch$ 8.4 per kWh in 2008 compared to Ch$ 7.5 per kWh in 2009 and the average purchase cost decreased from Ch$ 57.8 per kWh in 2008 to Ch$ 31.7 per kWh in 2009. The effect of converting the soles to pesos, given the exchange rate fluctuations of each currency against the dollar made operating expenses in pesos increase by 4.5%.

Administrative and Selling Expenses

Administrative and selling expenses are related to salaries, compensation, administrative expenses, and office materials and supplies.  These expenses increased by Ch$ 14.5 billion in 2009.

The table below sets forth the breakdown of selling and administrative expenses for 2008 and 2009 and the percentage change from year to year:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Selling and Administrative Expenses
Generation (Chile)	70,584	77,900	10.4
Other businesses (Chile)	33,887	29,333	(13.4)
Argentina	20,019	22,445	12.1
Colombia	25,403	29,569	16.4
Peru	22,038	27,350	24.1
Consolidated Adjustment Foreign Subs	(764)	(897)	17.3
Total Selling and Administrative Expense	171,167	185,701	8.5

Approximately 58% of total Selling and Administrative expenses are concentrated in Chile, between the generation business and other business, which net increase in 2009 over 2008 was primarily due to higher compensation paid to employees, which also explains the overall 8.5% increase in other countries as well.

Operating Margin and Operating Income

Our operating margin, or operating income as a percentage of revenues, increased from 34.5% in 2008 to 42.0% in 2009.  This increase is due to higher operating margins reported in Peru, Chile, and to a lower degree, Argentina, partially offset by a lower operating margin in Colombia.  The following is our operating margin by country:

	Year ended December 31,
	2008	2009
Operating Margin
Chile	35.4%	46.7%
Argentina	13.1%	14.5%
Colombia	54.0%	50.1%
Peru	24.8%	35.6%
Total Operating Margin	34.5%	42.0%

Endesa Chile’s consolidated operating income reached Ch$ 1,017 billion in 2009 compared to Ch$ 874.2 billion in 2008.  The main reason behind this 16.3% increase was the decrease in our operating costs.  The following table breaks down operating income by country for the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Operating Income
Generation (Chile)	567,737	640,040	12.7
Other businesses (Chile)	(212)	7,080	-
Argentina	37,284	42,951	15.2
Colombia	216,818	250,811	15.7
Peru	51,772	76,049	46.9
Consolidated Adjustment Foreign Subs	764	-	-
Total Operating Income	874,164	1,016,931	16.3

In Chile, operating income for the generation business for 2009 amounted to Ch$ 640.0 billion, a 12.7% increase over 2008, despite the non-recurrent write-off for obsolete assets for a total amount of Ch$ 44.0 billion.  This growth in operating income is mainly explained by a 41.3% decrease in operating costs as a result of the positive hydrology conditions in effect during 2009, improving the production mix. This led to 61.2% lower costs of energy purchases and to a reduction of fuel costs by 43.0%, which explains the increase of the operating margin from 35.4% in 2008 to 46.7% in 2009.

In Argentina, operating income reached Ch$ 43.0 billion in 2009, compared to Ch$ 37.3 billion reported the year before, a 15.2% increase.  Endesa Costanera’s operating income amounted to Ch$ 4.4 billion, 76% below 2008. Physical sales fell by 3%, which basically explains the decrease of revenues by 4% as of December 2009 compared to December 2008.  Operating costs of the company increased by 1%, driven by higher consumption of fuel and the increase of energy purchases. In El Chocón, reservoirs showed higher levels accumulated in the early months of 2009, thus providing greater hydroelectric generation throughout the year. This hydroelectric plant generated 1,843 GWh more than 2008. With this, El Chocón improved its operating income to Ch$ 38.7 billion as of December 2009, 103.4% higher than the previous year, with physical sales increasing by 61.4% compared to 2008.  Overall, the production mix in Argentina improved, increasing the operating margin from 13.1% in 2008 to 14.5% in 2009, driven by El Chocón.

Operating income of our business in Colombia reached Ch$ 250.8 billion during 2009, a 15.7% increase over 2008. This is mainly explained by an increase of average prices measured in local currency given lower hydrology conditions during the period as well as an increase of physical sales of 3% over 2008.  Hydro generation for Emgesa experienced a 703 GWh decrease in 2009 as result of the lower hydrology related with “El Niño” phenomenon. This situation led to a weaker production mix, thus a 43% increase in operating costs, in which energy purchases and fuel consumption expenses for thermal generation increased. All these elements explain the decrease of Colombia’s operating margin from 54.0% in 2008 to 50.1% in 2009.

Operating income in Peru increased by 46.9% as of December 2009, which amounted to Ch$ 76.0 billion, compared to Ch$ 24.3 billion in 2008. This is mainly explained by a better production mix given the positive hydrology conditions during the year, in which hydro generation increased 376 GWh in 2009. This situation allowed a 26.9% decrease in operating costs compared to 2008, due to lower costs of energy purchases and lower fuel consumption at lower average global fuel prices.  The latter permitted the operating margin in Peru to increase from 24.8% in 2008 to 35.6% in 2009.

Non-operating Results

According to IFRS, non-operating results have a new classification, composed of Net Financial Results, Net Results From Related Companies and other minor items.  The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ as of December 31, 2009, except percentages)
Net financial income:
Financial income	34,323	25,316	(26.2)
Financial expenses	(198,440)	(188,368)	(5.1)
Income (loss) for indexed assets and liabilities	(18,950)	9,275
Foreign currency exchange differences	(5,828)	(17,017)	192.0
Total net financial income (loss	(188,895)	(170,794)	(9.6)
Other results:
Net income from related companies	82,132	98,458	19.9
Net income from other investments	1,016	(90)
Net income from sales of assets	(708)	65	109.2

The company’s financial result as of December 2009 was a loss of Ch$ 170.8 billion, 9.6% lower than 2008. This is mainly explained by lower financial expenses of Ch$ 10.1 billion, primarily in Chile, as a result of the lower debt average, lower interest rates and Ch$ 9.3 billion positive results from adjustments of debt denominated in UF as a result of lower inflation in Chile. This was partially offset by a net loss from exchange rate differences of Ch$ 17.0 billion, which was mainly generated in Chile, while the appreciation of the Chilean peso in relation to the dollar impacted net assets denominated in dollars, and by lower financial income of Ch$ 9.1 billion.

Other results reached Ch$ 98.5 billion in December 2009, increasing by 19.9% over 2008. These results mostly reflect the proportional contribution of our affiliate Endesa Brasil, which equity gain as of December 2009 increased due to better results in CIEN, given a higher level of energy transmission, and in Fortaleza due to higher generation and the growth of physical sales in the spot market. This was partly offset by lower prices in the spot market and the decrease in sales of Cachoeira Dourada. The latter is what mostly explains the increase of our total equity investment result by 20% in 2009.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ as of December 31, 2009, except percentages)
Net income before taxes	767,708	944,569	23.0
Income tax	(210,178)	(172,468)	(17.9)
Net income	557,531	772,100	38.5
Parent company	433,177	627,053	44.8
Minority interest	124,354	145,047	16.6

B.            Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile.  The discussion focuses on our liquidity and capital resources from a financial, as opposed to accounting, perspective.  The approaches vary as a consequence of the time lag between certain cash flows and actual accounting effects.  On the other hand, for the purpose of financial covenant certifications, we rely on accounting information instead.  For information on cash flows from an accounting rather than a financial perspective, please see “Item 18.  Financial Statements — Consolidated Financial Statements — Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2009.”

Endesa Chile receives cash inflows from its own operational assets and from its subsidiaries, as well as from related companies in Chile and abroad.  We believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.  We have relatively small revolving bank loans due in November 2010 and in July 2011, and we do not foresee any difficulty in funding those obligations.

Cash flows generated by Endesa Chile are included in the analysis as inflows and outflows from operating activities. Inflows and outflows of all Endesa Chile’s subsidiaries (Pehuenche, Pangue, San Isidro, Celta, Endesa Eco, Canela, Ingendesa, Enigesa, Túnel El Melón, Endesa Costanera, El Chocón, Emgesa and Edegel) and related companies (Electrogas, Gas Atacama, Hidroaysén, GNL Quintero, GNL Chile and Endesa Brasil) are included in the analysis primarily as dividends and capital reductions, and also as interest income and intercompany debt amortization and intercompany loans.

	2008	2009
	(in $ million)
INITIAL CASH (A)	107.3	808.7

SOURCES (B) + (C)	3,715.0	3,082.6

Cash Inflows from Chile (B)	3,584.4	2,861.6
Cash inflows from operations	2,269.0	2,390.1
Interest income from Chilean Subs	5.2	12.9
Dividend from Chilean Subs	377.6	378.9
Amortization of intercompany loans from Chilean Subs	113.8	63.7
Other income from non-operating activities	49.7	16.1
Net new financing	769.1

Cash Inflows from Foreign subsidiaries (C)	130.6	221.1
Interest income from foreign Subs	0.5	0.3
Dividends from foreign Subs and foreign related Companies	130.1	219.0
Capital reductions		0.0
Amortization of intercompany loans from foreign Subs		0.0
Management fee and others		1.7

USES (D) + (E)	3,013.6	3,479.6

Cash Outflows from Operations (D)	2,012.4	2,331.0
Cash outflows from operations (1)	1,942.8	2,239.4
Taxes	69.6	91.5
Cash Outflows from non-operating Activities (E)	1,001.2	1,148.6
Intercompany loans	43.4	62.3
Interest expenses and derivative contracts	177.8	135.7
Dividend payment	278.3	383.5
Net debt amortization	421.1	561.4
Others	80.6	5.7

FINAL CASH (A)+(B)+(C)-(D)-(E)	808.7	411.8

(1) Includes cash flows from investment and operations.

For the twelve-month period ended December 31, 2009, Endesa Chile’s principal sources of funds were:

•      $ 2,390.1 million cash inflows from the operating revenues, before taxes and interest expense, of Endesa Chile;

•            $ 455.4 million from interest income, dividends and amortization of intercompany loans from its other Chilean subsidiaries;

•            $ 221.1 million from foreign subsidiaries and foreign-related companies, mainly Endesa Brasil ($ 128.4 million), Emgesa ($ 53.3 million) and Edegel ($ 29 million).

The aggregate inflows of cash from these sources amounted to $ 3,082.6 million.

For the same twelve-month period ended December 31, 2009 Endesa Chile’s principal cash outflows totaled an amount of $ 3,479.6 million, through the following:

•            $ 2,239.4 million in investments, including capital expenditure and operating expenses of Endesa Chile;

•            $ 135.7 million in interest expense (net of derivative contracts). In 2008, derivative instruments resulted in additional interest expense of $ 0.3 million;

•            $ 383.5 million in dividend payments by Endesa Chile; and

•     $ 561.4 million in debt amortization.

As of December 2009, Endesa Chile including its wholly-owned subsidiaries had final cash of $ 411.8 million.

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

For the same twelve-month period ended December 31, 2008 Endesa Chile’s principal cash outflows totaled an amount of $ 3,013.6 million, through the following:

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

As of December 2008, Endesa Chile including its wholly-owned subsidiaries had final cash of $ 808.7 million.

For a description of liquidity risks resulting from the inability of Endesa Chile’s subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations in Every Country in Which We Operate —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries.  Our operating subsidiaries independently develop capital expenditure plans, and the strategy in the case of operating foreign subsidiaries is to independently finance capital expansion programs through internally generated funds or direct financings.  In the case of Chilean subsidiaries, they are financed by Endesa Chile through intercompany loans.  All generation acquisition financing is coordinated through Endesa Chile.  For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures.”

As of December 31, 2009, our international credit ratings, were as follows:  “Baa3 with stable outlook” from Moody’s Investor Services, Inc. (Moody’s) and “BBB with stable outlook” from both Standard & Poor’s Rating Services (S&P) and Fitch Ratings Ltd. (Fitch).  However, as of the filing of this report, both S&P and Fitch have upgraded our international credit ratings to “BBB+ with stable outlook.”

In its press release dated January 8, 2010, Fitch explains, among other considerations, that “the rating action reflects the operational and financial improvement Endesa Chile has achieved to date and incorporates the expectation that the company’s solid credit metrics will be maintained over the medium term.  From an operating perspective, the beginning of new contracts with price indexation mechanisms and the maintenance of a conservative commercial policy, the recent capacity additions, and Endesa Chile’s participation in the recently inaugurated LNG terminal in Chile have helped the company build a stronger business platform, which should enable it to achieve earnings with less volatility.”

In its press release dated February 16, 2010, S&P comments that the upgrade “reflects the improvement of the company’s financial risk profile due to a strengthening in cash generation, credit metrics, and cash reserves in the past two years.”  In the paragraph on Liquidity, S&P states that they “expect Endesa Chile to maintain a good liquidity position to cover at least debt maturities for the next 18 months and good levels of free cash flow generation.”

Moody’s last rating action on December 16, 2006, involved an upgrade to our current “Baa3 with stable outlook.”  No other Moody’s rating changes have taken place since then.  In the “Summary Rating Rationale” in its latest credit report dated December 2009, Moody’s mentions our geographical diversification and our overall efficiency, among other positive considerations.  Notwithstanding the latter, Moody’s expresses concern about the group’s “substantial capital expenditure program,” and the lack of expected “deleveraging over the medium term beyond 2009.”   The agency also expresses concern that Enel may look to a higher dividend payout in the future as well as “the company’s approach to managing liquidity” based on the fact that we did not renew a $ 200 million committed credit facility which matured in 2009.  However, on this last point, the report had been published before we signed another fully committed credit facility for UF 2.4 million (equivalent to $ 95 million as of May 31, 2010).  In addition, our dividend payout ratio for 2009 was 35.1% compared to 40% for 2008.

Economic and political stability in the countries where we operate, regulatory framework stability, structural changes affecting energy demand, and environmental issues, are some of the factors that could influence credit ratings in either direction.  The classifications might also be impacted if we face a significant change in our investments in non‑Chilean countries, important changes in our financial position, or a significant change in liquidity.  A positive change in Argentina’s regulatory framework may also positively influence our credit ratings.

Positive changes in ratings may have a direct impact on our financing cost and our ability to access capital markets in better terms.  For instance, some of our credit facilities include rating grid pricing.  A recent upgrade in our local rating by Feller Rate, from AA- to AA, on April 1, 2010, positively impacted some of our local financings that contain such clauses.

We believe that our recent international upgrades by Fitch and S&P, and our local ratings, by Feller Rate, reflect the strong financial risk profile and solid operational performance of the company.  On the other hand, with the positive actions taken by these agencies, Moody’s currently maintains the credit rating for Endesa Chile two notches below the other two international credit agencies.

Endesa Chile has accessed the international equity capital markets, registering one ADR program with the SEC on August 3, 1994.  It has also frequently issued bonds in the United States, so-called Yankee Bonds. Endesa Chile issued Yankee Bonds between 1996 and 2003, of which $ 917 million were outstanding as of December 31, 2009.

The following table lists our Yankee Bonds issued outstanding as of December 31, 2009. The weighted average annual interest rate for such bonds is 8.2%.

Issuer	Maturity	Coupon	Aggregate Principal Amount Outstanding
		(as a percentage)	(in $ million)
Endesa Chile	August 1, 2013	8.350%	400
Endesa Chile	August 1, 2015	8.625%	200
Endesa Chile	February 1, 2027	7.875%	206	(1)
Endesa Chile	February 1, 2037	7.325%	71	(2)
Endesa Chile	February 1, 2097	8.125%	40	(1)

(1)	Considers cancellation of Yankee Bonds repurchased by Endesa Chile in 2001.
(2)	Holders of these Yankee Bonds exercised a put option against Endesa Chile for a total amount of $ 149.2 million on February 1, 2009. The remaining bonds will mature in February 2037.

Endesa Chile, as well as our subsidiaries in the countries in which we operate, have access to domestic capital markets, where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.  As of the date of this report, we are in compliance with our financial covenants contained in our debt instruments.

The following table lists our UF‑denominated Chilean bonds outstanding as of December 31, 2009.

Issuer	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount Outstanding
		(as a percentage)	(in UF million)	(in $ million)
Endesa Chile Series F	August 1, 2022	6.200%	1.4	59
Endesa Chile Series K	April 15, 2027	3.800%	4.0	165
Endesa Chile Series H	October 15, 2028	6.200%	4.0	165
Endesa Chile Series M	December 15, 2029	4.750%	10.0	413

The weighted average annual interest rate for these SVS‑registered bonds, of which an aggregate principal amount of UF 19.4 million is outstanding as of the date of this report, is 5.0% in real terms, as adjusted by Chilean inflation.  For a full description of our local bonds, see “ — Bonds Payable” in Note 15 to our Consolidated Financial Statements.

We frequently participate in the international commercial bank markets governed by the law of the State of New York through syndicated senior unsecured loans.  Between November 2004 and December 2009, we entered into four such facilities and a six‑year term loan.  These facilities were structured with various banks, for an aggregate amount of $ 850 million.  As of the date of this report, the amounts still outstanding or available for these bank loans governed by the law of the State of New York are listed below:

Borrower	Type	Maturity	Facility Amount (in $ million)	Amount Drawn (in $ million)
Endesa Chile	syndicated revolving loan	November 10, 2010	250	250
Endesa Chile	syndicated revolving loan	July 26, 2011	200	200
Endesa Chile	syndicated revolving loan	June 16, 2014	200	0
Endesa Chile	syndicated term loan	June 16, 2014	200	200

The credit facilities maturing in 2014 do not contain a condition precedent requirement that there should not have occurred any “material adverse effect” (MAE, as defined contractually) prior to a disbursement, allowing the Company the flexibility to draw on such revolving facilities under any circumstances.  The undrawn amount of Endesa Chile’s three international revolving credit facilities is $ 200 million as of December 31, 2009.

Endesa Chile also borrows from banks in Chile under fully committed facilities in which a potentially materially adverse effect would not be an impediment to this source of liquidity.  In December 2009, we signed 3‑year bilateral loans for UF 2.4 million which are undrawn (equivalent to $ 95 million as of May 31, 2010).

As a result of all the foregoing, we have access to fully committed revolving loans, both international and domestic, for up to approximately $ 945 million in the aggregate.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for the equivalent, as of December 31, 2009, of approximately $ 231 million in the aggregate of which we do not have any amount outstanding.  Unlike the previous committed lines not subject to MAE conditions precedent subject to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances.

Also, Endesa Chile can tap the Chilean commercial paper market under programs that have been registered with the SVS for up to the equivalent of $ 200 million.  Our subsidiaries also have access to their local capital markets, where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, insurance companies and other institutional investors.  For detailed information about local bonds issued by Endesa Chile, see Note 15 to our Consolidated Financial Statements.

Except for the SEC-registered Yankee bonds which are not subject to financial covenants, our outstanding debt facilities include such covenants.  The types of financial covenants, and their respective limits, vary from one type of debt to another.  As of March 31, 2010, the most restrictive financial covenant affecting us was the adjusted consolidated leverage test corresponding to the revolving loan facility that matures in November 2010.  Under such covenant, the maximum additional debt that could be incurred without a breach of covenant amounted to $ 3.9 billion.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions.  Each of the revolving credit facilities described above, as well as our Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds and applicability as to the subsidiaries that could give rise to a cross default.  Many of these cross default clauses were amended in 2009 and early 2010 with the effect that most of these clauses no longer reference any of the borrower’s subsidiaries outside Chile, thereby considerably mitigating the risk of such an event of default.

The cross default provision for two of the revolving credit facilities for Endesa Chile governed by the law of the State of New York refer only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to our most important subsidiaries.  Under such credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal exceeds $ 50 million, or its equivalent in other currencies.  There is a complex mathematical determination to determine the list of Relevant Subsidiaries, which may vary somewhat from year to year.  As of December 2009, Endesa Chile’s Relevant Subsidiaries with debt to third parties include only Emgesa and Edegel, both rated AA in the local markets.  In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.  Neither our Chilean bank facility due on December 2012 nor the international facilities maturing in June 2014 have cross default provisions to debt other than that of the respective borrower.

After amendments in July 2009 following a successful solicitation consent, our Yankee Bonds’ cross default provisions may be triggered only by debt of the borrower or its Chilean subsidiaries.  A matured default of either Endesa Chile or one of its Chilean subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.  Following the 2009 Yankee amendments, a payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF‑denominated Chilean bonds were formally amended in February 2010, after bondholders approved such amendments in January 2010.  After giving effect to such amendments, all series of our Chilean bonds reference only the borrower, and no subsidiaries, neither in Chile nor outside Chile, for those provisions.

At the time of this report, Endesa Costanera, our Argentine subsidiary, has not paid the installments due March 2010 for its supplier credit with Mitsubishi Corporation (MC) dating back to 1996.  However, on March 31, 2010, MC temporary waived the payment due to Endesa Costanera.  The waiver also states MC’s willingness to discuss a new payment date for the amount past due.

Except for Costanera, our companies have access to existing credit lines sufficient to satisfy all of its present working capital needs.  Last year, Costanera had debt maturities of approximately $ 76 million (including MC’s maturities of $ 30 million). Costanera’s access to the capital markets has been very limited due to the difficult situation in Argentina, especially for the utilities sector, and the poor capital markets development due to the shortage of off-shore financing and the pension fund system nationalization. However, Costanera was still able to refinance its debt maturities in 2009.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us.  The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earnings criteria and other restrictions.  We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no other legal restrictions on the payment to Endesa Chile of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated.  Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain circumstances.  For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations” in this report.

Our estimated capital expenditures for the 2010‑2014 period, expressed in dollars at internally estimated exchange rates, amount to $ 2,501 million, of which $ 1,172 million are considered non‑discretionary investments.  We include maintenance capital expenditures in this category.  It is considerably important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We also consider the investment in non-conventional renewable energy (NCRE) projects in Chile as non-discretionary since we need to comply with new requirements which call for 5% of the total  energy contracted to be based on NCRE.  Finally, expansion projects under execution are also non‑discretionary.  We consider the remaining $ 1,329 million as discretionary capital expenditures.  The latter include expansion projects which are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the obligations described in this report.  We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2009 included:

•                  Costanera: refinancing of all 2009 maturities for approximately $ 76 million. Also, Costanera refinanced $ 4.3 million with Credit Suisse due in 2010, extending its maturity to 2011.

•      El Chocón: syndicated loan for $ 31 million for 3 years, which enabled the company to refinance its short-term debt.  It also arranged a 2.5 year interest rate swap for $ 30 million.

•      Emgesa: local bonds for $ 309 million, which proceeds were used to refinance short-term maturities.

•      Edegel: local bonds for $ 34 million denominated in both dollar and local currency, used to refinance short term debt.  Edegel also renegotiated bank loans for $ 42 million, which enabled it to reduce the interest rate and extend the term.

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

•                  El Chocón: debt refinancing for $ 12 million with bank loans in local currency, extending its debt maturity.

•                  Emgesa: bank loans for $ 147 million with short-term maturity.

C.                                   Research and Developments, Patents and Licenses, etc.

None.

D.                                   Trend Information.

The international financial crisis contributed a recession of the industrial sector in most of the countries in which we operate, and consequently the industrial energy demand decreased. For example, Chile experienced a decrease of 1.2% in the industrial energy consumption.

The energy demand growth for each country is shown below:

	2008 vs 2007	2009 vs 2008
Argentina	2.9%	-1.3%
Chile (SIC)	-0.9%	-0.5%
Chile (SING)	4.3%	3.3%
Colombia	1.9%	1.5%
Peru	9.5%	0.3%

In general, during 2009, electrical systems achieved better supply conditions, due to the incorporation of new capacity without a demand increase, better fuel supply and generally good hydrological conditions.

The estimated changes in the installed capacity per country comparing 2009 against 2008 are shown in the next table:

	MW	% of increase
Argentina	818	3.1%
Chile (SIC)	1,584	16.1%
Chile (SING)	95	2.6%
Colombia	38	0.3%
Peru	701	13.6%

The hydrological phenomenon “El Niño” brought favorable hydrological conditions, particularly in Argentina and Peru. The opposite occurred in Colombia, where the hydrological conditions were very dry. For this reason, the authorities established some transitory changes in the operation of the generation sector, so as to prevent energy shortages for the first half of 2010.

In Chile, in September 2009, the LNG regasification facility in Quintero Bay started partial commercial operations giving a reliable supply to the electric system; it is expected that the full commercial operations should occur by August 2010.  This terminal reduces the operational costs and the environmental impact due to the fuel replacement from diesel to LNG.

In Peru, stakeholders discussed natural gas reserves, and the ability to satisfy the increasing demand. During 2009, authorities had to negotiate and define the final use of reserves of lots 88 and 56 of Camisea. New transport capacity is being added to eliminate restrictions that affect power unit supplies. We expect to return to a normal gas supply by the end of 2010. Brazil and Argentina received LNG during 2009, improving gas supply conditions.  In Colombia, because of the critical hydrological conditions, what increased gas demand, the authority decreed gas rationing for power plants and generation of coal plants for system security reasons. This has meant a substantial increase in generation of the thermal units.

The conditions in each country translated into the energy spot prices are as follow: in Chile the spot price fell during the first half of 2009 when compared against 2008, due to low demand, reductions in the commodity prices, increase in the installed capacity, better gas supply and good hydrological conditions;  in Argentina, since July 2009, the market price increased due to a 30% increase in gas prices approved by the government; in Colombia, drought conditions implied higher spot prices when compared against 2008; and in Peru, the spot price fell during 2009 due to low demand, the increase in the installed capacity and some regulatory changes.

This spot prices volatility is one of the main factors that justify the commercial policy implemented by Endesa Chile and its subsidiaries for controlling variations and stabilizing margins. Our commercial policy seeks to establish a global framework to conduct the energy trading operations, establishing responsibilities, guidelines and acceptable risk limits aligned with company objectives.

Altogether, we believe that the uncertainty and volatility of the markets offer opportunities for improving generation margins and present the challenge of relationships with customers subject to higher prices and regulators whose essential concern is the reliability and adequacy of electricity supply.

Investors should not look at our past performance as indicative of future performance.

E.                                   Off-balance Sheet Arrangements.

Endesa Chile is not a party to any off-balance sheet transactions.

F.                                    Tabular Disclosures of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2009:

Payments due by period (in billions of Ch$)
Endesa Chile on a consolidated basis (3)

As of December 31, 2009	TOTAL	2010	2011- 2012	2013- 2014	After 2014
Bank debt	541	175	259	106	1
Local bonds	876	55	93	81	647
Yankee bonds	465	0	0	203	262
Other debt (1)	140	66	47	27	0
Interest expense	899	121	196	132	451
Pension and postretirement obligations (2)	31	3	6	4	18
Contractual operational obligations	1,802	249	381	232	940
Financial leases	115	13	39	15	48

Total	4,869	682	1,021	800	2,367

(1)	Includes Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 72 billion.
(2)

All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.

(3)	All figures are in historical Ch$ of each year.

G.                                  Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements.  See “Forward-Looking Statements” in the “Introduction” of this report, for safe harbor provisions.

Item 6.        Directors, Senior Management and Employees

A.                                   Directors and Senior Management.

We are managed by our Board of Directors, which consists of nine members who are elected for a three-year term at a Ordinary Shareholders Meeting, or OSM.  If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next scheduled ordinary shareholders meeting, at which time the entire Board of Directors will be elected.  There were four members who left the Board in 2009.

Set forth below are the members of our Board of Directors as of December 31, 2009.

Name	Position	Current Position Held Since

Directors

Jorge Rosenblut R. (1)	Chairman	2009
Paolo Bondi (2) (3)	Vice Chairman	2009
Francesco Buresti	Director	2008
José María Calvo-Sotelo I. (4)	Director	2009
Luis de Guindos J. (5) (3)	Director	2009
Jaime Estévez V. (2) (5)	Director	2006
Gerardo Jofré M. (2) (6)	Director	2009
Borja Prado E. (5)	Director	2008
Leonidas Vial E. (7)	Director	1995

(1)	Appointed Director and Chairman in December 2009.
(2)	Member of the Directors’ Committee.
(3)	Appointed Board member in July 2009.
(4)	Appointed Director in March 2009.
(5)	Member of the Audit Committee.
(6)	Appointed Director in April 2009.
(7)	Independent member.

Directors

Jorge Rosenblut R.

Chairman of the Board of Directors

Mr. Rosenblut was appointed Chairman in December 2009.  Since 2003, Mr. Rosenblut has been member of the Endesa Spain International Committee, but his involvement with the Group started in 2000, when he became Chairman of Chilectra, a position held until December 2009.  Between 2002 and 2005, Mr. Rosenblut was also Chairman of the wireless phone company, Smartcom PCS.  Currently, he is also member of the board of Ripley, the think tank Expansiva and a senior advisor in Eulen America Inc.  Additionally, he is a member of several educational and business groups, such as the Dean’s Advisory Leadership Committee at Harvard’s Kennedy School of Government, Florida International University President Council of 100, and member of the Group of Fifty (G-50) supported by the Carnegie Endowment for International Peace based in Washington, D.C.  From 1999 to 2005, he was member of the board of AFP Cuprum, a Chilean pension fund.  Between 1990 and 1996 he held several senior positions in the Chilean government, becoming Undersecretary of the Presidency and Undersecretary of Telecommunications.  From 1985 to 1990 he was Project Officer at the World Bank in Washington, D.C.  Mr. Rosenblut holds a degree in industrial civil engineering from Universidad de Chile and a Master in Public Administration from Harvard University.

Paolo Bondi

Vice Chairman, Member of the Audit Committee and President of the Directors Committee.

Mr. Bondi became a Director and Vice Chairman in July 2009. Mr. Bondi was an executive of the Montedison Group, an Italian industrial conglomerate, holding diverse positions in Italy, U.S. and France.  In 2002 he joined the Enel Group as Head of Strategic and Financial Analysis and then CFO of the International Division, becoming member of the board of its main subsidiaries.  In October 2007, he was appointed as Endesa Spain’s Deputy CFO and then Vice Chairman of Chilectra.  As of March 2009, he is CFO and member of the Executive Committee in Endesa Spain. Mr. Bondi holds a degree in Business Administration from Università Commerciale L. Bocconi di Milano, Italy.

Francesco Buresti

Director of the Board.

Mr. Buresti became a Director in April 2008.  Mr. Buresti was consultant for Accenture in the industrial sector, and consultant for McKinsey in the industrial and utilities sectors.  In 2005, Mr. Buresti joined Enel as Distribution Acquisition Director (Network and Market).  In October 2007, Mr. Buresti was appointed General Acquisition Director and member of the Executive Committee of Endesa Spain.  Mr. Buresti holds a degree in Electronics Engineering from the Università degli Studi di Bologna, Italy.

José María Calvo-Sotelo I.

Director of the Board.

Mr. Calvo-Sotelo became a Director in March 2009. He joined Endesa Spain in 1997 as head of Planning and Finance of the Diversification and Telecommunications businesses.  In 2001, he was appointed CEO of Endesa Telecomunicaciones S.A., responsible for Endesa Spain’s investments in telecommunication companies in Spain and Chile.  He was director of the Spanish and Chilean mobile operators Amena and Smartcom PCS. Mr. Calvo-Sotelo also served as director of Chilectra. Mr. Calvo-Sotelo is currently Assistant General Manager of Corporate Control and Development of Endesa Latinoamérica, which monitors Endesa Spain’s Latin American businesses, and is also director of Endesa Brasil. Mr. Calvo-Sotelo holds a degree in Physical Sciences and a specialization in Fundamental Physics, from Universidad Complutense de Madrid, and an MBA from the Harvard Business School.

Luis de Guindos J.

Director and Chairman of the Audit Committee

Mr. De Guindos became a Director in July 2009. From 1988 to 1996, he was CEO of AB Asesores. From 1996 to 2004, he worked in the Ministry of Economy and Finance of Spain, where he held several positions including Secretary of State for Economic Affairs and Secretary of the Economic Affairs Commission.  He also served as Vice Chairman of the European Union Economic Policy Committee and Head of the Delegation of the Ecofin Council during the Spanish presidency of the EU, among other special appointments.  Between 2006 and 2008, he was CEO of Lehman Brothers for Spain and Portugal.  Also, during 2008, he was CEO of Nomura Securities in Spain. Currently, he works as Senior Partner at PricewaterhouseCoopers, and is responsible for financial services, and he also serves in the board of Endesa Spain.  Mr. De Guindos holds a BSc in Economics from Cunef and a Ph.D. in Economics from Univesidad Complutense de Madrid.

Jaime Estévez V.

Director, Member of the Director’s Committee and Audit Committee.

Mr. Estévez became a Director in March 2006. Since November  2009, Mr. Estévez has been Director of Cruzados SADP and since March 2007 he has been a Director of Banco de Chile. Mr. Estévez was Chilean Minister of Public Works and Minister of Transport and Telecommunications in 2005.  He was Chairman of the Board of BancoEstado, a Chilean state-owned bank, between 2000 and 2004, and Director of AFP Provida and AFP Protección, two Chilean pension funds. He was a Congressman and President of the lower Chamber of Congress from 1990 to 1998.  Mr. Estévez holds the equivalent of a Bachelor’s degree in Economics from the Universidad de Chile and was awarded the ICU prize for the best student of his class.

Gerardo Jofré M.

Director and Member of the Director’s Committee

Mr. Jofré became a Director in April 2009. From 1978 to 1988 he held several positions in governmental entities such as Planning Manager and Coordination Manager of Odeplan, Financial Control and Studies Department Manager of the Insurances Area of SVS and Finance Minister Advisor.  From 1989 to 2004 he worked for the Santander Group in Chile, as an officer and director of several companies of that Group. From 2005 to 2008 he was director of Viña San Pedro, D&S S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A.  Currently he is President of the Saber Más Foundation and is a member of the Real Estate Investment Council of the Santander Real Estate Funds.  Mr. Jofré holds a degree in commercial engineering from the Pontificia Universidad Católica de Chile.

Borja Prado E.

Director and Member of the Audit Committee.

Mr. Prado is also Member of the Board of Directors of Endesa Chile as from  April 2008.  Mr. Prado is currently Executive Chairman of Mediobanca for Spain, Portugal and  South America.  He is also  Member of the Board of Directors of Telecinco Gestevisión,  the largest private sector television network in Spain, and well as President of the Nominations and Compensations Committee and Member of the Executive Commission of the television network.  In March 2009 he was elected as Chairman of Endesa Spain and he is also a member of the Auditing and Compliance Commission.  Mr. Prado holds a law degree from the Universidad Autónoma de Madrid.

Leonidas Vial E.

Director of the Board.

Mr. Vial became a Director in April 1995.  Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a Director of Empresas Santa Carolina S.A., Cía  Industrial El Volcán S.A, Larraín Vial S.A., Chairman of Cía. CIC S.A., director of Embotelladora Arica, none of which are related to the Endesa Group.

A new Board of Directors was appointed at the Ordinary Shareholders’ Meeting held on April 23, 2010. The newly appointed directors are: Messrs. Jaime Bauzá B., Vittorio Corbo L. and Felipe Lamarca C.  Additionally, the following directors were reelected: Messrs. Paolo Bondi, Francesco Buresti, José María Calvo-Sotelo I., Jaime Estévez V., Luis Guindos J. and Jorge Rosenblut.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2009.

Name	Position	Current Position Held Since

Executive Officers

Joaquín Galindo V	Chief Executive Officer	2009
Juan Benabarre B	Production & Transmission Officer	2005
Pietro Corsi M	Human Resources Officer	2009
Eduardo Escaffi J	Chief Financial Officer	2009
Renato Fernández B	Communications Officer	2003
Sebastián Fernández C	Energy Planning Officer	2008
Claudio Iglesis G	Generation Chile Officer	1999
Luis Larumbe A	Planning & Control Officer	2009
Carlos Martín V	General Counsel	1996
José Venegas M	Trading & Marketing Officer	2001

Joaquín Galindo V. became CEO in November 2009.  From 1983 to 1996, he held several positions in Sevillana de Electricidad, an Endesa Spain subsidiary, where he was Director of the Thermal Plant of Bahía de Algeciras.  In 1998, he became Director of Production of the Systems outside the Iberian Peninsula and Generation Planning for Endesa Generación.  Between 2001 and 2004 he was Director of Production and Engineering for Endesa Italia S.p.A. and Counselor of the Centro Sperimentale Elettrotecnico Italiano SpA.   From 2004 to 2006, he was Counselor-General Director of the Société Nationale d´Électricité et de Thermique S.A, in Paris and Counselor of the Thermal Production Society of Bialystok (Poland).  Between 2006 and 2008, he served as Counselor‑General Director of Endesa Italia S.A.  He was also a member of the board of Endesa Europe between 2004 and 2008. Mr. Galindo holds a degree in electrical industrial engineering from Universidad de Sevilla and an M.B.A. from Universidad Comercial de Deusto, Spain.

Juan Benabarre B. became Production & Transmission Officer in October 2005.  Mr. Benabarre has held several positions in the Endesa Chile Group since 1979.  From 2000 through 2005, he was CEO of Ingendesa.  Mr. Benabarre is also a member of the boards of directors of several companies in the Endesa Spain Group and serves as Endesa Chile’s representative at the International Hydropower Association (IHA).  Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile and completed graduate studies in geothermal energy at the University of Auckland, New Zealand.  He also holds an MBA. from the Universidad Adolfo Ibáñez, Chile.

Pietro Corsi M. became Endesa Chile’s Human Resources Officer in December 2009.  From 1991 to 2001, he held several positions in the Development and Management departments in Human Resources of Endesa Chile, becoming Deputy Development Officer in 2000.  Afterwards, he held the position of Development and Management Deputy at Enersis between 2001 and 2003, and then he became deputy of Development and Training department of Endesa Chile where he worked until November 2009.  Mr. Corsi holds a degree in commercial engineering from Universidad Gabriela Mistral, Chile.

Eduardo Escaffi J. became the CFO in October 2009.  From 1999 to September 2009, Mr. Escaffi served at the Finance and Risk areas of Endesa Spain, with the position of Risk Officer from 2005 until his most recent position in Endesa Chile.  He was the CFO of Enersis from July 1998 to August 1999.  Prior to joining the Endesa Group, Mr. Escaffi was the CEO of an Argentine insurance company from 1992 to 1998. He also held the position of Technical and Financial Manager of the life insurance company of the Santander Group in Chile from 1989 to 1992.  Before that, in 1989, he served as the Deputy Financial Officer of the Chilean company, Compañía de Teléfonos de Chile.  Between 1986 and 1988 he served as adviser to the United Nations Development Program in Venezuela. Mr. Escaffi has also held several positions in Chilean governmental entities such as ODEPLAN and the Ministry of the Interior.  Mr. Escaffi is a civil engineer from the Universidad de Chile, with specialization in structural engineering, and he holds a Senior Executive Programme degree from the London Business School.

Renato Fernández B. has been the External Affairs Officer since August 2003, when he joined Endesa Chile.  Prior to that, he was the External Affairs Director of Smartcom PCS from December 2000 to July 2003.   From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva.   He holds a degree in Journalism from Universidad Gabriela Mistral.

Sebastián Fernández C. became Energy Planning Officer in January 2008.  He joined Enersis in January 1997, beginning his professional career in Development.  He has served in different positions in the Group, such as Project Manager of Endesa Europe, Deputy Manager of Planning and Investments in Endesa Italy, and Deputy Manager of Generation Projects in Endesa Chile.  Mr. Fernández holds a commercial engineering degree from the Universidad de Los Andes and attended the YMP program in the Insead, in Fontainebleau, France.

Claudio Iglesis G. has been the Generation Officer since July 1999.  He joined Endesa Chile in 1982. He has been CEO of Emgesa and Betania, and Central Buenos Aires, currently part of Endesa Chile’s subsidiary Endesa Costanera in Argentina.  Mr. Iglesis was director of Cammesa and Chairman of the AGEERA in Argentina.   He holds a degree in electric civil engineering from the Universidad de Chile.

Luis Larumbe A. holds the position of Planning & Control Officer of Endesa Chile since December 2009. He joined the Endesa Spain Group in 1991, working first in Spain and in Colombia as of 1997 where he held several positions such as Planning & Control Officer in Emgesa and CFO in Codensa. Between 2008 and 2009, he served as CFO of Codensa and Emgesa.  Mr. Larumbe holds a degree in Economics and Administration from Universidad Comercial de Deusto, Spain.

Carlos Martín V. became General Counsel in May 1996.  He had served as the General Counsel of Enersis prior to that, when he joined the Enersis Group in 1989.  He holds a law degree from the Universidad Católica de Valparaíso and a Doctor in Law degree from the Universidad de Navarra, Spain.

José Venegas M. has been the Trading & Marketing Officer since June 2001.  Mr. Venegas joined the Company in 1992.  He was Director of the CDEC-SIC Economic Load Dispatch Center in 1997 and the Commercial Officer from September 1997 to May 2000.  He has also served as Planning and Energy Officer from June 2000 to April 2001.  Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an MBA. from Universidad Adolfo Ibáñez, Chile.

B.                                   Compensation.

At the regular shareholders’ meeting held on April 15, 2009, our shareholders maintained the compensation policy for the Board of Directors approved last year.  Each director receives a fixed compensation of UF 55 per month and a fee of UF 36 for attending meetings of the Board.  The Vice Chairman will receive a fixed salary of UF 82.5 per month and a fee of UF 54 for attending meetings of the board.  The Chairman will receive a fixed stipend of UF 110 per month and a fee of UF 72 for attending meetings of the Board.  In 2009, the total compensation paid to each director in pesos, was as follows:

Director	Board Compensation From Endesa Chile (1)	Board Compensation From Subsidiaries	Director Committee (2)	Total
	Year ended December 31, 2009 (in thousands of Ch$)
Mario Valcarce D (3)	39,720	-	9,818	49,538
Paolo Bondi (4)	-	-	-	-
Juan Gallardo Cruces (5)	-	-	-	-
Andrea Brentan (6)	-	-	-	-
Francesco Buresti	-	-	-	-
Pío Cabanillas (5)	-	-	-	-
Fernando D’Ornellas (7)	12,640	-	2,276	14,916
Jaime Estévez	22,528	-	14,361	36,889
Borja Prado	18,000	-	2,276	20,276
Raimundo Valenzuela (5)	4,844	-	1,514	6,358
Leonidas Vial	22,528	-	-	22,528
José María Calvo-Sotelo (8)		-	-	-
Gerardo Jofré Miranda (9)	16,763	-	8,294	25,057
Luis de Guindos (4)	8,523	-	754	9,277
Jorge Rosenblut (10)	-	-	-	-

Total	145,546	-	39,293	184,839

(1)	Paolo Bondi, Francesco Buresti, Andrea Brentan, Juan Gallardo and Pío Cabanillas waived compensation for their position as Board Directors of the company.
(2)	Compensations for Audit and Directors committees.
(3)	Mario Valcarce was Chairman of the Board until October 29, 2009.
(4)	Paolo Bondi and Luis de Guindos were appointed as Board Directors on July 28, 2009.
(5)	Juan Gallardo, Pío Cabanillas and Raimundo Valenzuela were Board Directors until March 26, 2009.
(6)	Andrea Brentan was appointed Vice-Chairman of the company on March 26, 2009 and held the position until July 28, 2009.
(7)	Fernando D’Ornellas was Board Director until July 28, 2009.
(8)	José María Calvo Sotello was appointed Board Director on March 26, 2009.
(9)	Gerardo Jofré was appointed Board Director on April 15, 2009.
(10)	Jorge Rosenblut was appointed Board Director and Chairman of the Board on December 17, 2009.

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation.  For the year ended December 31, 2009, the aggregate compensation (including performance-based bonuses) of our executive officers, either paid or accrued, was Ch$ 2,804 million.  Executive officers are eligible for variable compensation under a bonus plan.  Endesa Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to hierarchy.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.

The amounts set aside or accrued by the Company in 2009 to provide pension, retirement or similar benefits totaled Ch$ 278 million. The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts Ch$ 450 million, of which Ch$ 44 million were accrued during 2009.

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

C.            Board Practices.

The Board of Directors as of December 31, 2009, was elected at the OSM of April 15, 2009.  After the OSM held on April 15, 2009, four vacancies occurred in the Board of Directors; thus, a Board of Directors election took place at the OSM held on April 22, 2010, and the term for this new Board of Directors will expire in April 2013.  For information as to the years in which each director began his service at the board, please see “— A. Directors and Senior Management” above. The members of the Board of Directors do not have service contracts with Endesa Chile or any of its related companies that provide benefits upon termination of employment.

Corporate Governance

Endesa Chile is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with its bylaws, consists of nine directors who are elected at an OSM.  Each director serves for a three-year term and the term of each of the nine directors expires on the same day.  The directors can be reelected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the Board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy will trigger an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the stockholders’ resolutions.  In addition to the bylaws, the Endesa Chile Board of Directors has adopted regulations and policies that guide our corporate governance principles.

The Internal Regulations on Conduct in the Securities’ Markets, approved by the Board in June 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other executives and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors.  These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information when carrying out transactions in the securities’ markets.

The Charter Governing Executives  approved by our Board in July 2003, and the Employees Code of Conduct, explain our principles and ethical values, establish the rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees including ethical conduct, professionalism and confidentiality.  They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

In order to comply with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market”, or Manual.  This document addresses applicable standards regarding the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.  The Manual was informed to the market on May 29, 2008 and posted on the company’s website www.endesa.cl.  In February 2010, the Manual was modified in order to comply with the provisions of Law N° 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as executives and employees of Endesa Chile who have access to privileged information and especially those who work in areas related to the securities markets.

Compliance with NYSE Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange.

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  We have been subject to this requirement as of July 31, 2005.

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07.  Since July 31, 2005, we comply with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Endesa Chile created an Audit Committee, composed of three directors, who are also members of the Board.  The members of this Committee as of December 31, 2009, who satisfy the requirements of independence of NYSE, are: Luis de Guindos J., Borja Prado E. and Jaime Estévez V.  Messrs. De Guindos and Prado sit on the Board of Directors of Endesa Spain and are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B).  Messrs. De Guindos and Prado otherwise meet the independence requirements of Rule 10A-3(b)(1)(ii).

As required by Chilean Law, Endesa Chile also has a Directors’ Committee composed of three members of the Board, which must be composed of a majority (two out of three members) of directors independent to the controlling shareholder (a “non-control director”).  In case there were not sufficient non-control directors on the Board to serve on the committee, it could be composed by a majority of directors nominated with the votes of the controlling shareholders.  As of December 31, 2009, our Directors’ Committee is composed of two non-control directors and one director appointed by the controlling shareholder.

Our Directors’ Committee performs the following functions:

•    examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•    formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•    examination of information related to operations by the Company with related parties and/or related to operations in which the Company boards members or relevant executive officers may have personal interest;

•    examination of the compensation framework and plans for managers and executive officers; and

•    any other function mandated to the committee by the bylaws, the Board of Directors or the Shareholder of the Company.

As of December 31, 2009, the members of this Committee were Messrs. Paolo Bondi, Gerardo Jofré M. and Jaime Estévez V.

The Audit Committee performs the following functions:

•    proposal for the appointment and compensation of independent auditors at OSM;

•    oversight of  the work of independent auditors;

•    pre-approval of audit and non- audit services provided by the independent auditors; and

•       establishment of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.

•         As of December 31, 2009, the members of the audit committee were Luis Guindos J., Jaime Estévez V. and Borja Prado.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not contemplate this practice (except for the Manual), the Company has adopted the codes of conduct described above.  Additionally, the Company establishes guidelines in The Bases of Corporate Governance of Endesa Chile (Bases del Gobierno Corporativo), approved by the Board of Directors in February 2005.  See “Item 16B. Code of Ethics” for more details.  At its Extraordinary Shareholders Meeting or ESM held on March 2006, the Company approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and retribution of the Directors’ Committee and the Audit Committee.

On October 20, 2009, Law 20,382, which amended the Chilean Companies Act, was established, introducing changes to the rules governing corporate governance of the companies.  In order to comply with the new requirements of this law, at the ESM of April 22, 2010, the shareholders of the company approved amendments to the Company’s bylaws, including the merger of the Directors’ and Audit Committees.  The new Directors’ Committee is composed of three members that comply with the independence requirements of the Sarbanes-Oxley Act and the NYSE corporate governance rules.  The members of this merged committee are Messrs. Jaime Bauzá B, Jaime Estévez V. and Felipe Lamarca C. Such committee includes among its functions the duties previously performed by the Audit Committee.

D.            Employees.

The following table provides the total number of full time employees of our Companies for the last three fiscal years:

Company	2007	2008	2009
In Argentina
Endesa Costanera	273	274	281
El Chocón	50	51	51
Total personnel in Argentina	323	325	332

In Chile
Endesa Chile	525	554	595
Pehuenche	3	3	3
Pangue	-	-	-
San Isidro	-	-	-
Celta	1	1	1
Ingendesa (1)	289	418	417
Túnel El Melón	23	24	16
GasAtacama (2)	-	92	96
Hidroaysén (2)	-	26	29
Consorcio Ara-Ingendesa (2)	-	5	15
Total personnel in Chile	841	1,123	1,172

In Colombia
Emgesa (3)	399	404	415
Betania	-	-	-
Total personnel in Colombia	399	404	415

In Peru
Edegel	206	219	224
Total personnel in Peru	206	219	224

Total personnel of Endesa Chile and Subsidiaries	1,769	2,071	2,143

(1)     The Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)     According to IFRS in 2009, we include the companies consolidated by the proportional integration method.

(3)         In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2007	2008	2009
In Argentina
Endesa Costanera	-	-	-
El Chocón	-	-	-
Total temporary personnel in Argentina	-	-	-

In Chile
Endesa Chile	9	5	3
Pehuenche	-	-	-
Pangue	-	-	-
San Isidro	-	-	-
Celta	-	-	-
Ingendesa (1)	269	301	170
Túnel El Melón	2	1
Gasatacama (2)	-	-	-
Hidroaysén (2)	-	-	-
Consorcio Ara-Ingendesa (2)	-	-	-
Total temporary personnel in Chile	280	307	173

In Colombia
Emgesa (3)	-	-	-
Betania (3)	-	-	-
Total temporary personnel in Colombia	-	-	-

In Peru
Edegel	20	23	15
Total temporary personnel in Peru	20	23	15

Total temporary personnel in Endesa Chile and Subsidiaries	300	330	188

(1)     Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)     According to IFRS in 2009 we include the companies consolidated by the proportional integration method.

(3)   In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment.  According to Chilean law, permanent employees are entitled to a basic payment of one month’s salary for each year (or a six-month portion thereof) worked, subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired prior to that date consist of one month’s salary for each full year worked, not subject to any limitation on the total amount payable.  In addition, under Endesa Chile’s collective bargaining agreements, Endesa Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority.  In December 2007, Ingendesa signed a new collective contract with its three trade unions for a four-year term.  During 2008, Endesa Chile signed three collective contracts, covering technicians and administrative staff.  Two of the collective contracts have a three-year term and the third one has a four-year term.  In 2009, a four-year term collective contract for Edegel’s personnel was signed in Peru.  Additionally, Endesa Chile signed two collective contracts, for engineers and other professionals, both for four-year terms.  Management believes Endesa Chile’s relationship with its trade unions is positive.

E.            Share Ownership.

To the best of Management’s knowledge, none of Endesa Chile’s directors and officers own more than 0.1% of the shares of the Company.  None of Endesa Chile’s directors or officers has any stock options, which are not permitted under Chilean securities laws and regulations.  It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Endesa Chile.  To the best of our knowledge, any share ownership by all of the directors and officers of Endesa Chile, in the aggregate, amounts to significantly less than 10% of outstanding shares.

Item 7.   Major Shareholders and Related Party Transactions

A.            Major Shareholders.

Endesa Chile has only one class of capital stock.  As of March 31, 2010 Endesa Chile had 19,064 registered shareholders who held 8,201,754,580 outstanding shares.

The following table sets out information concerning beneficial ownership of Endesa Chile’s shares for equity interest greater than 5% as of December 31, 2009:

	As of December 31, 2009
	Shares Beneficially Owned	Percentage of Total Shares Outstanding

Enersis (1)	4,919,488,794	59.98%

(1)         As of December 31, 2009, Endesa Spain, directly or indirectly, owned 60.6%, of the share capital of Enersis.

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

On March 26, 2007, Spanish company Acciona, S.A. (Acciona) and Italian company Enel, executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through its Spanish subsidiary Endesa Latinoamérica, holds 60.6% of the share capital of Enersis, which in turn holds 60% of the share capital of Endesa Chile

On February 20, 2009, Acciona and Enel, reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L., wholly owned by Enel, its 25.0% shareholding in Endesa Spain, subject to certain conditions, which were subsequently met.  In accordance with the agreement, Enel paid Acciona € 9,627 million.  The amount was determined by subtracting the dividends distributed by Endesa Spain and received by Acciona after February 20, 2009 (€ 1,561 million) from the cash consideration of the agreement established on that same date (€ 11,107 million) and adding interest accrued as from the agreement date (€ 81 million).  On June 25, 2009, the shares were transferred, making Enel the ultimate controller of Enersis by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.  In addition, during 2009, Endesa Spain transferred to Acciona certain wind and hydroelectric energy generation assets in Spain and Portugal priced at € 2,814 million.

On June 25, 2009, the shares and assets were transferred, making Enel the ultimate controller of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.

B.            Related Party Transactions.

Article 146 of the Corporation Law defines related-party transactions as all operations involving the company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s administration or who control 10% or more of voting capital.  As required by law, “related-party transactions” must be carried out in line with corporate interests, as well as prices, terms and conditions prevailing on the market upon being approved, and meet all legal requirements, including board acknowledgement and approval of the transaction, in addition to approval by the ESM in some cases, with requisite majority approval and pursuant to regulatory procedures.

The aforementioned law also provides for some exceptions, stating that in certain cases Board approval would suffice for “related-party transactions” to be carried, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board.  At its meeting held on December 17, 2009, Endesa Chile’s Board of Directors approved a related‑party policy (política de habitualidad) effective as of January 1, 2010.  This policy is available on the company’s website.

Should an operation not be carried in compliance with the aforementioned rules, the company or shareholders may demand compensation from the individual associated with the infringement, as provided under law, in addition to a reparation for damages.

Our largest electricity distribution customer is Chilectra, a subsidiary of Enersis.  The terms of our contracts with Chilectra are regulated in accordance with the Chilean Electricity Law.  For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 7 to the audited consolidated financial statements.  We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

It is common practice to transfer surplus funds from one company to another affiliate that has a cash deficit.  It is the Endesa Group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis.  These operations are carried out through either short-term or structured intercompany loans.  Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis.  Our centralized cash management is efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Directors’ Committee.  As of December 2009, these operations are priced at TIP (Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these intercompany transactions are permitted, but they have adverse tax consequences.  Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness.  As of December 31, 2009, the outstanding net balance for such loans was $ 257 million. The largest amount outstanding during 2009 and 2008 was $ 313 million and $ 521 million respectively.  Endesa Chile has only one outstanding loan granted to a foreign subsidiary, Endesa Costanera. The outstanding net balance on this loan amounted to $ 7.1 million as of December 31, 2009.  The largest net amount outstanding during 2009 and 2008 for such loan was $ 7.1 million.

The interest rates on intercompany loans to Endesa-Chile’s Chilean subsidiaries range from LIBOR plus 0.75 % to LIBOR plus 6.06%, with a weighted average interest rate of approximately LIBOR plus 4.2%.  The interest rate on the intercompany loan to Endesa Chile’s foreign subsidiary was LIBOR plus 5.5% as of December 2009.

As of the date of this report, the aforementioned transactions have not experienced material changes.  For more information regarding transactions with affiliates, refer to Note 7 of our consolidated financial statements.

C.            Interests of Experts and Counsel.

Not applicable.

Item 8.   Financial Information

A.            Consolidated Statements and Other Financial Information.

See Item 18 for our consolidated financial statements.

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of its business.  Management considers that it is unlikely that any loss associated with the pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2009 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 19 of our consolidated financial statements.  In 2009, the Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of $ 15 million of potential impact to Endesa Chile, and, in some cases, qualitative criteria according to the impact materiality in the conduct of our business.

The lawsuits status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization.  As agreed at a meeting held on February 26, 2010, the Board of Directors declared at the OSM held on April 22, 2010 the payment of a definitive dividend of Ch$ 26.84 per share for fiscal year 2009, equal to a payout ratio of 35.11% (based on annual net income before negative goodwill amortization).  The provisional dividend of Ch$9.31 per share paid on December 2009 was deducted from the definitive dividend paid on May 5, 2010, as agreed by the OSM.

The Board of Directors also approved a dividend policy for fiscal year 2010 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2010 and will propose a definitive dividend payout equal to 60% of the annual net income for fiscal year 2010.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.  The fulfillment of the aforementioned dividend policy will depend on actual 2010 net income. The Board of Directors has the prerrogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Endesa or any of its subsidiaries to pay dividends, other than the customary legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances given the conditions of certain credit agreements, except for the following: Pangue and Edegel may not pay dividends unless they comply with certain financial covenants; Costanera is prohibited from paying dividends while certain debt is outstanding; and dividend payments by El Chocón are limited by a credit agreement executed in 2006.  In general terms companies may not pay dividends in case of default on credit agreements. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Endesa debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate.  There are currently no material currency controls which prohibit Endesa from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

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

	Dividends Distributed (1)
Year	Nominal Ch$ per Share	$ per ADS (2)
2005	4.13	0.24
2006	8.39	0.47
2007	13.03	0.79
2008	16.92	0.80
2009 (3)	25.25	1.49

(1)         This chart details dividends paid in any given year and not the dividends accrued on that year. These dividends may have been accrued the prior year, or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.

(2)         The dollar per ADS amount has been calculated by applying the exchange rate as of December 31 of each year. One ADS represents 30 common shares.

(3)         Dividend approved at the OSM of Endesa Chile held on April 22, 2010.

B.            Significant Changes

None.

Item 9.   The Offer and Listing

A.            Offer and Listing Details.

Market Price and Volume Information

The shares of our common stock currently trade on the Chilean Exchanges.  Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since 1994 in the form of ADSs under the ticker symbol “EOC.”  Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (ADRs).  The ADRs are outstanding under a Deposit Agreement dated as of August 3, 1994 among Endesa Chile, Citibank N.A. as depositary, and the holders from time to time of ADRs issued thereunder.  Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of ADRs.

The table below shows, for the periods indicated, high and low closing prices in pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in dollars as reported by the NYSE.  As of December 31, 2009, ADRs evidencing 13,402,599 ADSs were outstanding (equivalent to 402,077,970 shares or 4.90% of the total number of outstanding shares).  It is not practicable for the Company to determine the proportion of ADSs beneficially owned by U.S. persons.  The ADS closed at $ 50.70 on the last trading day on the NYSE in 2009.

	Santiago Stock Exchange (1)(2)		NYSE (1)
	Ch$ per share		$ per ADS
Most Recent Six Months	High	Low	High	Low
May 2010	823.60	774.00	47.07	42.47
April 2010	844.00	801.00	48.75	45.76
March 2010	875.00	813.00	50.62	45.65
February 2010	925.00	854.00	51.98	47.99
January 2010	917.30	855.00	55.90	49.88
December 2009	865.00	790.26	51.25	47.02

2009	905.00	708.00	51.30	45.60
lst Quarter	799.90	708.00	39.58	33.60
2nd Quarter	887.00	716.00	50.38	36.70
3rd Quarter	905.00	835.00	51.30	44.97
4th Quarter	874.00	766.00	51.25	45.60

2008	865.00	485.00	52.50	28.75
lst Quarter	712.01	485.00	49.02	31.34
2nd Quarter	835.02	693.00	52.50	42.61
3rd Quarter	865.00	680.00	52.39	40.83
4th Quarter	785.10	610.00	44.75	28.75

2007	886.00	615.00	47.80	37.60

2006	656.70	450.00	32.77	27.31

2005	498.50	429.65	27.13	22.07

(1)         Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)         Nominal price in pesos per share at trade date.

B.            Plan of Distribution.

Not applicable.

C.            Markets.

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this report.  As of December 31, 2009, 232 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2009, the Santiago Stock Exchange accounted for 86.73% of Endesa Chile’s total equity traded in Chile.  In addition, approximately 12.89% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.38% was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange.  The Santiago Stock Exchange also trades dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m., from April to October, and from 9:30 a.m. to 5:00 p.m. from November to March, Santiago time, which differs from New York City time up to two hours, depending on the season.  The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously for high volumes from 9:30 a.m. to 4:30 p.m. on each business day.  Auctions may be conducted, three times a day, at 9:15 a.m., 12:30 p.m. and 4:30 p.m.

There are two share price indices on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selective Shares Price Index, or IPSA.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year and with a total annual transactions exceeding UF 10,000. The IPSA is calculated using the prices of the 40 most actively traded shares.  The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded.  Endesa Chile has been included in the IPSA since the beginning of its privatization process in 1987.

In Spain, shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, in 2001.  One trading unit is the equivalent of 30 common shares and the trading ticker symbol is “XEOC.”  Trading of our shares in the Latibex during 2009 amounted to 377,956 units, which in turn was the equivalent of € 11.7 million.  The stock closed at € 35.68 on the last 2009 trading day.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States; and by the Law 18,046 (the "Chilean Companies Act").  In addition, D.L. 3500, or Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the Company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before the courts of Chile.  Members of the Board of Directors, managers, officers and principal executives of the Company, or shareholders that individually own shares with book value or stock value higher that UF 5,000 (or $ 200,000), do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance, or SVS, under the Law 18,045 (the "Securities Market Law"), and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act, as amended, and the Securities Market Law, as amended, provide rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchase, directors’ committee, independent directors, stock options and derivative actions.

Register

Endesa Chile is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Endesa Chile was constituted by public deed issued on December 1, 1943 by the Notary Public of Santiago Mr. Luciano Hiriart Corvalán. Its existence and bylaws were approved by Decree No. 97 of the Ministry of Finance on January 3, 1944.  An excerpt of the bylaws was registered on page 61, and the Decree was registered on page 65 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944.  Endesa Chile is registered with the SVS and its entry number is 0114. Endesa Chile is also registered with the United States Securities and Exchange Commission.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and Norma de Carácter General N° 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation, or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges.  Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular-1375 of the SVS.  Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder that owns directly or indirectly 10% or more of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares, made by a holder that owns directly or indirectly 10% or more of a publicly held stock corporation’s subscribed capital;

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

In addition, majority shareholders of a publicly held stock corporation must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the Company or if they are making a financial investment.

Under Article 54 of the Securities Market Law and Norma de Carácter General 104 enacted by the SVS, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have been formalized or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as, to provide engineering consultancy services, directly or through other companies, in Chile and abroad.

Board of Directors

Our Board of Directors is comprised of nine members who are appointed by shareholders at the Ordinary Shareholders’ Meeting of the Company and are elected for a period of three years at the end of which they will be re-elected or replaced.

The nine directors elected at the OSM are the nine individual nominees who receive the majority of the votes.  Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.  The effect of these voting provisions is to ensure that a shareholder owning more than 10% of our shares is able to elect a member of the Board.

The compensation of the directors is set annually at the Ordinary Shareholders’ Meeting.  See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by Endesa Chile with related parties can only be executed when such agreements serve the interest of the Company, their price, terms and conditions are consistent with usually prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our bylaws provide that every arrangement or contract that the Company enters into with its controlling shareholder, its directors or Executives, or with their related parties, must be previously approved by two thirds of the Board of Directors and be included in the Board Meetings and must comply with the provisions of the Chilean Companies Act.

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

Our bylaws do not contain any provisions relating to:

•      redemption provisions;

•      sinking funds; or

•      liability for capital calls by the Company.

Under Chilean law, the rights of holders of stock of the Company may only be changed by an amendment to the bylaws that complies with the requirements explained below under “— Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company, acting at an Extraordinary Shareholders’ Meeting (ESM), have the power to authorize a capital increase.  When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference between the subscription price and the price actually received at auction, if any.  However, until such shares are sold at auction, the subscriber continues to possess all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the ESM at which their subscription was authorized (which in no case may exceed three years from the date of such meeting), the Board must proceed to collect payment, unless the shareholders’ meeting had authorized by two thirds of the voting shares to reduce the company’s capital to the amount effectively collected.

As of May 31, 2010, the subscribed and fully paid capital of the Company totaled Ch$ 1,332 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the capital increase is made public.  During such 30-day period, and for an additional 30-day period immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders.  At the end of the additional 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year.  An ESM may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS.  The last OSM and ESM were held on April 22, 2010.  To convene an OSM, or an ESM, notice must be given three times in a newspaper located in our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting.  An ESM must be called to take the following actions:

•        a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•        an amendment to the term of duration or early dissolution of the company;

•        a change in the corporation’s domicile;

•        a decrease of corporate capital;

•        an approval of capital contributions in kind and non-monetary assessments;

•        a modification of the authority reserved to shareholders or limitations on the board of directors;

•        a reduction in the number of members of the board of directors;

•        a disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage; the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company loosing its condition of controller;

•        the form of distributing corporate benefits;

•        issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is sufficient;

•        the purchase of the corporation’s own shares;

•        others established by the bylaws or the laws;

•        certain remedies for the nullification of the corporate bylaws;.

•        inclusion in the bylaws of the right to purchase shares to minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders;

•        approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of a publicly held stock corporation within the 15-day period before its scheduled OSM.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, with indication of the way by which complete copies of the documents that support the options submitted for voting can be obtained, which must also be made available to shareholders on the Company’s website. In the case of an OSM, the annual report of the Company’s activities which includes audited financial statements, must also be made available to shareholders and published on the Company’s website at: www.endesa.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing 10% or more of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

Only shareholders registered as such with Endesa Chile at least five business days prior to the date of a meeting are entitled to attend and vote their shares.  A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf.  Proxies for such representation shall be given in writing for all the shares held by the owner.  Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

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

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of its consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to the company when preparing financial statements to be submitted to the SVS), unless and except to the extent the company has carried forward losses.  The law provides that the Board of Directors must propose the dividend policy to the shareholders at the OSM.

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

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers.  The law defines a tender offer as the offer to purchase shares of publicly held stock corporations or securities convertibles into them, and which offer is made to shareholders to purchase their shares under conditions which allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time.  These provisions apply to both voluntary and hostile tender offers.

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

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting.  The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•         the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•         the merger of the company with another company;

•         disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage; the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company loosing its condition of controller;

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

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee.  The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Endesa Chile has been a Title XII Company since 1987 and is approved by the Risk Classification Committee.

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

C.            Material Contracts.

None.

D.            Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.  Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the Compendium) approved by the Chilean Central Bank in 2002.  Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market.  Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank under the Central Bank Act, Law 18840 of October 1989.

a)            Foreign Investments Contracts and Chapter XXVI

Regarding our initial public offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (Chapter XXVI), which governed the issuance of ADSs by a Chilean company.  Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

The new Compendium of Foreign Exchange Regulations, in force since April 19, 2001, eliminated Chapter XXVI.  This Compendium was restated and has been in force since March 1, 2002.  As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured.  However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market.  However, foreign investors who did not deposit the shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

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

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Such access requires approval of the Central Bank based on a request presented through a banking institution established in Chile.  The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

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

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank internationally under Chapter XIV, as amended, of the Compendium.

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

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 14 to our consolidated financial statements.

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

4)            Circumstances when it is possible to use in Chile credit against income taxes paid abroad or “tax credit”:  This occurs when dividends distributed by the Chilean company have as their source income generated by companies resident in third countries.  If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on Sale or Exchange of ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares where shares or ADSs were acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such common shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if (i) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (ii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law.  In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax. The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation on sale or exchange of Shares where shares or ADSs were acquired after April 19, 2001

The income tax law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions, in general terms, the amendment provides that to access to the capital gain exemption: (i) the shares must be of a public stock company with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or on another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Law 18,045 (the “Securities Market Law”); (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.  If the shares do not qualify for the exemption, capital gain on their sale or exchange, if any, will be taxed in accordance with the rules described in the preceding paragraph. In addition, if the exemption does not apply and the foreign holder has held the shares for less than one year, gains from the disposition of shares will be subject to both income and withholding tax as described in the preceding paragraph.  The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

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

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These authorities are subject to change, possibly with retroactive effect.  This discussion assumes that the Depositary’s activities are clearly and appropriaterly defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, the United States and Chile have recently signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

The following are the material U.S. federal income tax consequences to beneficial owners described herein of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, such as if you are:

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

•                  tax-exempt organizations;

•                  persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock;

•                   persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•                  persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•       a citizen or individual resident of the United States; or,

•       a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or,

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or,

•       a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(A) if a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

You are a "Non-U.S. Holder" for purposes of this discussion if you are a beneficial owner of our shares or ADSs and are not a U.S. Holder.

In general, if you own ADSs, you will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the Depositary (pre-release) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of common shares will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%.  A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into dollars on a date after the date of receipt.

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

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, the gain or loss you realize on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax base in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

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

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of ADSs or shares generally will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2009 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for 2009 or for any prior or future taxable year during which you held shares or ADSs, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

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

U.S. information reporting and backup withholding may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recently enacted legislation requires certain U.S. Holders to report information with respect to their investment in shares or, it is assumed, ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service.  Investors who fail to report required information could become subject to substantial penalties.

F.            Dividends and Paying Agents.

Not applicable.

G.           Statement by Experts.

Not applicable.

H.           Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.  In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

I.             Subsidiary Information.

Not applicable.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks coming from changes in commodity prices, interest rates and foreign exchange rates. These risks are monitored and managed by the company in coordination with Enersis, our parent company.  The Company’s Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal.  In order to manage these exposures, we enter into long-term contracts with suppliers and customers.

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets.  We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2009, 2008 and 2007, we did not hold any contracts classified as either derivative financial instruments or financial instruments or derivative commodity instruments related to natural gas.

We are partially exposed to the volatility of diverse commodities as coal and diesel oil prices.  In the countries where we operate, the dispatch mechanism allows the thermal power plants to cover its variable cost.  However, under certain circumstances, fuel price fluctuations might affect the marginal costs.  In the markets where it is possible, our company has a policy of transferring these variations to the contract prices according to different indexes associated to the commodity prices. As of December 31, 2009, 2008 and 2007, we did not hold any contracts classified as either derivative financial instruments or financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2009, we did not hold electricity price-sensitive instruments.

The Company is permanently analyzing ways for hedging commodity price risk, so we can not discard that in the future we could subscribe price-sensitive instruments.

Interest Rate Risk

At December 31, 2008 and 2009, 27.3% and 55.7% of our outstanding debt obligations were subject to floating interest rates (the significant increase on floating interest rate exposure is due to a change on the criteria on UF’s based credits from fixed to variable rate, accordingly to inflation’s variable nature. This modification corresponds to a new Endesa Spain’s group policy). We manage our risk exposure to interest rates by maintaining debt with both variable and fixed rates, according to the policy approved by the Board of Directors.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt.  Additionally, we manage interest rate risk through the use of interest rate derivatives.  The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2009, the recorded values for financial accounting purposes or notional amounts (derivatives) and the corresponding fair value of these significant financial instruments (hedging instruments are not included) which expose us to interest rate risk are as follows:

Contract Terms

As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value(1)
	(in million of Constant Ch$)
Debt:
Fixed Rate
Ch$- and UF-denominated	-	-	-	-	-	-	0	0
Weighted average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$-denominated	52,989	24,929	24,193	217,298	21,187	301,599	642,195	757,577
Weighted average interest rate	7.7%	7.2%	6.9%	8.6%	7.8%	8.3%	8.2%
Other currencies(2)	12,046	9,647	19,540	17,541	35,734	8,770	103,278	113,593
Weighted average interest rate	7.9%	6.0%	6.3%	6.5%	8.2%	6.3%	7.2%

Variable rate:
Ch$- and UF-denominated	13,302	4,984	4,984	5,299	5,299	381,579	415,447	531,419
Weighted average interest rate	7.7%	3.6%	3.6%	3.6%	3.6%	2.3%	2.6%
$-denominated	169,589	141,445	48,551	7,474	107,068	24,156	498,284	498,284
Weighted average interest rate	2.3%	2.4%	3.0%	3.2%	2.3%	2.8%	2.4%
Other currencies(2)	58,056	68,915	83,068	-	12,264	234,009	456,312	544,782
Weighted average interest rate	11.7%	11.2%	13.5%	0.0%	7.9%	8.6%	10.3%

Total	305,982	249,920	180,337	247,611	181,552	950,113	2,115,516	2,445,655

(1)   As of December 31, 2009, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Colombian peso and the soles, among others.

By comparison, as of December 31, 2008 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose us to interest rate risk, considering the new Endesa Spain’s policy regarding debt linked to inflation, were as follows:

Contract Terms

As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in million of Constant Ch$)
Debt:
Fixed Rate
Ch$- and UF-denominated	-	-	-	-	-	-	-	-
Weighted average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$-denominated	425,549	20,290	25,857	30,364	272,726	320,187	1,094,974	1,438,038
Weighted average interest rate	8.3%	7.3%	7.3%	6.6%	8.5%	8.2%	8.2%
Other currencies(2)	18,718	14,664	29,439	-	20,256	24,976	108,053	105,840
Weighted average interest rate	7.5%	5.6%	5.8%	0.0%	6.5%	6.4%	6.3%

Variable Rate
Ch$- and UF-denominated	1,885	5,106	5,106	5,106	5,428	396,293	418,923	527,680
Weighted average interest rate	18.3%	16.5%	16.5%	16.5%	16.5%	8.9%	9.3%
$-denominated	84,112	200,183	173,742	48,152	7,893	161,513	675,596	675,481
Weighted average interest rate	6.6%	4.6%	4.6%	5.5%	5.7%	4.4%	4.9%
Other currencies(2)	138,901	8,389	113,470	86,523	-	119,143	466,427	484,157
Weighted average interest rate	14.3%	20.8%	11.7%	12.2%	0.0%	12.6%	13.0%

Total	669,165	248,633	347,614	170,146	306,303	1,022,112	2,763,973	3,231,197

(1)   As of December 31, 2008, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Colombian peso and the soles, among others.

On the other hand, by comparison, as of December 31, 2008 the recorded values for financial accounting purposes and the corresponding fair value of these significant financial instruments which expose us to interest rate risk, not considering the new Endesa Spain policy regarding debt linked to inflation, were as follows:

Contract Terms

As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
	(in million of constant Ch$)
Debt:
Fixed rate
Ch$- and UF-denominated	644	5,106	5,106	5,106	5,428	396,293	417,682	526,439
Weighted average interest rate	16.48%	16.50%	16.50%	16.50%	16.50%	8.85%	9.24%	0.00%
$ denominated	425,549	20,290	25,857	30,364	272,726	320,187	1,094,974	1,438,038
Weighted average interest rate	8.33%	7.28%	7.31%	6.58%	8.49%	8.23%	8.25%	0.00%
Other currencies	27,097	14,664	142,909	-	20,256	144,119	349,046	360,038
Weighted average interest rate	10.38%	5.64%	10.47%	0.00%	6.51%	11.49%	10.45%	0.00%
Variable rate
Ch$- and UF-denominated	1,241	-	-	-	-	-	1,241	1,241
Weighted average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
$ denominated	84,112	200,183	173,742	48,152	7,893	161,513	675,596	675,481
Weighted average interest rate	6.61%	4.63%	4.64%	5.52%	5.69%	4.40%	4.90%	0.00%
Other currencies	130,521	8,389	-	86,523	-	-	225,434	229,959
Weighted average interest rate	14.16%	20.78%	0.00%	12.24%	0.00%	0.00%	13.67%	0.00%

Total	669,165	248,633	347,614	170,146	306,303	1,022,112	2,763,973	3,231,197

(1)   As of December 31, 2008, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Colombian peso and the soles, among others.

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in dollars. This risk is mitigated by the fact that a substantial portion of our revenues is linked to the dollar either directly or indirectly. Additionally, we manage this risk through the use of dollar/Chilean peso exchange currency swaps and dollar/peso forward foreign exchange contracts. As of December 31, 2009, we had total consolidated financial indebtedness of $ 4,172 million, which includes the effect of currency hedging instruments.  From this amount, $ 2,139 million, or 51%, was denominated in dollars. For the twelve-month period ended December 31, 2009, our operating revenues amounted to $ 4,324 million, of which 17% were denominated in dollars, and 52% were linked in some way to the dollar.  On the other hand, the equivalent of $ 74 million was revenues in pesos, $ 680 million in Colombian pesos, $ 530 million in Argentine pesos and $ 50 million in soles. The operating revenue figures discussed in this context are all prior to consolidation adjustments.

Since 2004, we have the current corporate currency risk policy.  This policy takes the level of operating income of each country that is indexed to the dollar and seeks to hedge them with liabilities in the same currency.

As of December 31, 2009, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are detailed below, according to the date of maturity.  Total values do not include the effect of derivatives, except for “Other foreign currency derivatives.”

	Contract Terms
As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair value (4)
	(in million of constant Ch$) (1)
Debt:
Fixed rate:
$-denominated	52,989	24,929	24,193	217,298	21,187	301,599	642,195	757,577
Other currencies(2)	12,046	9,647	19,540	17,541	35,734	8,770	103,278	113,593

Variable rate
$-denominated	169,589	141,445	48,551	7,474	107,068	24,156	498,284	498,284
Other currencies(2)	71,358	73,899	88,053	5,299	17,563	615,588	871,759	1,076,202
Other Instruments(3)
$-denominated	-	-	-	-	-	-	-	-
Other currencies(2)	-	-	-	-	-	-	-	-
Forward contracts (receive $/Pay Ch$)(1)	-	-	-	-	-	-	-	0
Other foreign currency derivatives(2)	0	0	-86	0	0	0	-86	-839

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2009, which was Ch$ 507.10 = $ 1.00.

(2)   “Other currencies” includes the Colombian pesos, soles, Argentine pesos and Chilean pesos.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables.

(4)   Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2008 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose us to foreign currency risk, considering the new Endesa Spain policy regarding debt linked to inflation, were as follows:

Contract Terms

As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair value (3)
	(in million of constant Ch$) (1)
Debt:
Fixed rate:
$-denominated	425,549	20,290	25,857	30,364	272,726	320,187	1,094,974	1,438,038
Other currencies(2)	18,718	14,664	29,439	0	20,256	24,976	108,053	105,840
Variable rate
$-denominated	84,112	200,183	173,742	48,152	7,893	161,513	675,596	675,481
Other currencies(2)	140,786	13,495	118,576	91,629	5,428	515,437	885,350	1,011,838
Other Instruments(3)
$-denominated	-	-	-	-	-	-	-	-
Other currencies(2)	-	-	-	-	-	-	-	-
Forward contracts (receive $/Pay Ch$)(1)	-	-	-	-	-	-	-	-
Other foreign currency derivatives(2)	-	-	-	-	-	-	-	-

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch $ 636.45 = $ 1.00.

(2)   “Other currencies” includes the Colombian pesos, soles, Argentine pesos and Chilean pesos.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables.

(4)          Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2008 the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments, which expose us to foreign currency risk, not considering the new Endesa Spain policy regarding debt linked to inflation, were as follows:

Contract Terms

As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair value (3)
	(in million of constant Ch$) (1)
Debt:
Fixed rate:
$-denominated	425,549	20,290	25,857	30,364	272,726	320,187	1,094,974	1,438,038
Other currencies(2)	27,741	19,772	148,012	5,106	25,684	540,413	766,728	1,760,453
Variable rate
$-denominated	84,112	200,183	173,743	48,152	7,893	161,513	675,596	675,481
Other currencies(2)	131,763	8,389	—	86,523	—	—	226,676	1,088,503
Other Instruments(2)
$-denominated	-	-	-	-	-	-	-	-
Other currencies(2)	-	-	-	-	-	-	-	-
Forward contracts (receive $/Pay Ch$)(1)	-	-	-	-	-	-	-	-
Other foreign currency derivatives(2)	-	-	-	-	-	-	-	-

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch $ 636.45 = $ 1.00.

(2)   “Other currencies” includes the Colombian pesos, soles, Argentine pesos and Chilean pesos.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables.

(4)          Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(d).          Safe Harbor

The information in this “Item 11 Quantitative and Qualitative Disclosures About Market Risk,” contains statements that may constitute forward looking statements.  See “Forward-Looking Statements” in the introduction to this report for safe harbor provisions.

Item 12.     Description of Securities other than Equity Securities

Not applicable.

D.            American Depositary Shares

Depositary Fees and Charges

           The Company’s ADS program is administered by Citibank, N.A., as Depositary.  Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Issuance of Receipt; deposit of Shares (including deposits pursuant to stock dividends or any other deposits)	Up to U.S. 5.00 per 100 ADS
Delivery of deposited Shares or other Deposited Securities against surrender of Receipt	Up to U.S. 5.00 per 100 ADS
Sale or exercise of rights	Up to U.S. 2.00 per 100 ADS

Depositary Payments Fiscal Year 2009

           The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program.  In 2009, the Depositary reimbursed expenses related to investor relations’ activities for a total amount of $ 197,453.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.            Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2009.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, Endesa Chile’s Management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13 (a)-15 (f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2009. The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2009, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

KPMG Auditores Consultores Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2009. This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.     Audit Committee Financial Expert

As of December 31, 2009, our Board of Directors has determined that Jaime Estévez V. is an audit committee financial expert as defined in the Exchange Act, is serving on the audit committee and is an independent member of the audit committee.  See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for more details.

Item 16B.     Code of Ethics

The standards of ethical conduct in Endesa Chile are governed by means of four corporate rulings or policies: the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets, the document “Bases of Corporate Governance of Endesa Chile,” and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in June 2003 and is applicable to all managers contractually related to Endesa Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company.  The object of this set of rules, included in the contracts of those subject to its compliance, is to establish the behavior of management with respect to the principles governing their actions, and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values.

The Internal Regulations on Conduct in Securities Markets, adopted by Endesa Chile’s Board of Directors in June 2002, set the criteria to be followed in market operations in order to make our behavior in the market more transparent and to protect market investors.  It is applicable to the members of the Board of Directors, the senior executives, and the executives and employees of Endesa Chile determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.

The Manual, adopted by Endesa Chile’s Board of Directors in May 2008 and amended on February 2010, addresses the following issues: applicable standards to the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, management, principal executives, employees and other related parties; existence of mechanisms for the continuous revelation of information that is of interest to the market; and mechanisms that provide protection for confidential information.

Efforts in this matter are concentrated basically on the following key areas: i) Relations with Shareholders and the Company, ii) Board and Management, and iii) Policies for Publishing Information.  The Bases of Corporate Governance of Endesa Chile are structured in a friendly and simple format of questions and answers that attempt to cover the most important elements in these three areas.

The Internal Regulations on Conduct in Securities Markets, the Charter Governing Executives, the Manual and the Bases of Corporate Governance of Endesa Chile are accessible via Endesa Chile’s website at www.endesa.cl (which has not been incorporated as an exhibit into this report).  A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76

Santiago, Chile

(562) 630 9000

During fiscal year 2009, there have been no amendments to any provisions of the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets, the Bases of Corporate Governance, nor the Manual.

No waivers from any provisions of the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets, the Bases of Corporate Governance, or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2009.

Item 16C.     Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, KPMG, as well as the other member firms of KPMG and their respective affiliates, by type of service rendered for periods indicated.

Services Rendered	2008	2009
	(million of $)
Audit Fees (1)	1.01	1.34
Audit-Related Fees (2)	0.05	0.00
Tax Fees	0.00	0.00
All Other Fees	0.00	0.00

Total	1.06	1.34

(1)	During 2009, KPMG has increased its audit fees mainly due to the introduction of IFRS in Chile.
(2)	During 2008, fees were paid for special requirement of the Chilean regulator for $ 48,593.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

100% of the fees disclosed under Audit-Related Fees, Tax Fees and All Other Fees were pre-approved by the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM.  Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation establishes so, appoint such subsidiaries’ external auditors.

The Audit and Control Committee, through the Economic Financial General Directorate, or EFGD, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

The Audit and Control Committee has a pre-approval policy regarding the contracting of Endesa Chile’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Endesa Chile.

Fees payable in connection with recurring audit services are approved as part of our annual budget. Fees payable in connection with nonrecurring audit services, once they have been analyzed by the EFGD, are submitted to the Audit and Control Committee for approval or rejection.

The pre-approval policy established by the Audit and Control Committee for non-audit services is as follows:

•	The business unit that has requested the service and the audit firm requested to perform the service must request that the EFGD manager review the nature of the service to be provided.

•

At that point, the EFGD analyzes the request and requires the audit firm that has been requested to provide the service issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Audit and Control Committee for approval or denial.

The services described in footnote (2) to the table above have been approved in line with the procedure described immediately above since July 2005.

In addition, due to the SEC release number 34-53677  File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services), the Audit Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

Item 16D.     Exemptions from Listing Requirements for Audit Committees

Messrs. de Guindos and Prado sit on the Board of Directors of Endesa Spain and are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B).  Messrs. de Guindos and Prado otherwise meet the independence requirements of Rule 10A-3(b)(1)(ii).  We believe that this does not materially affect the ability of our Audit Committee to act independently.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Persons

Not applicable.

Item 16F.     Change in Registrant’s Certifying Accountant

During the years ended December 31, 2008 and 2009 and through the date of this report, the principal independent accountant engaged to audit our financial statements, KPMG Auditores Consultores Ltda., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

Item 16G.     Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange, please see “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

PART III

Item 17.     Financial Statements

None.

Item 18.     Financial Statements

Endesa Chile and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.
1.2	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation)
8.1	List of Subsidiaries as of December 31, 2009.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Joaquín Galindo V.
Name:	Joaquín Galindo V.
Title:	Chief Executive Officer

Date: June 11, 2010.

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008 together with the Reports of Independent Registered Public Accounting Firms

Endesa Chile and Subsidiaries

Ch$                     Chilean pesos

US$                     United States dollars

UF                       The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

ThCh$                Thousand of Chilean pesos

ThUS$                Thousand of United States dollars

KPMG Auditores Consultores Ltda.	Phone	+56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2009 and 2008, and January 1, 2008, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the December 31, 2009 and 2008 financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 33.02 percent and 32.63 percent of the Company’s consolidated total asset position as of December 31, 2009 and 2008, respectively, and total revenues constituting 23.48 percent and 18.09 percent of the Company’s consolidated revenues for the years ended December 31, 2009 and 2008, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS).

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile
May 25, 2010

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

KPMG Auditores Consultores Ltda.	Phone	+56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated May 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile
May 25, 2010

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

Deloitte Touche Tohmatsu
Auditores Independentes
Av. Presidente Wilson, 231
22º andar
Rio de Janeiro - RJ -
20030-021
Brasil

Tel: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Endesa Brasil S.A.
Niterói - RJ

1. We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A . and subsidiaries (the "Company") as of December 31, 2009 and 2008 , and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements, prepared in accordance with accounting practices adopted in Brazil and presented in Brazilian real, are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation . We believe that our audits provide a reasonable basis for our opinion .

3. In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders' equity, and cash flows for the years then ended in accordance with accounting practices adopted in Brazil.

4. As mentioned in note 1 to the consolidated financial statements, the subsidiary Companhia de Interconexao Energetica - CIEN is seeking alternatives for new businesses, including the discussions with the regulatory agencies to change CIEN 's "trading" activity to "transmission" activity in order to obtain the Allowed Annual Revenue (RAP).

DELLOITE TOUCHE TOHMATSU
Auditores Independentes

Rio de Janeiro
May 25, 2010

Deloitte & Touche Ltda.
Cra. 7 N° 94 - 09
A.A. 075874
Nit. 860.005.813-14
Bogotá D.C.
Colombia

Tel: +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Emgesa S.A. E.S.P.:

We have audited the accompanying balance sheets of EMGESA S.A. E.S.P. (the "Company") as of December 31, 2009 and 2008, and the related statements of income, shareholders' equity, changes in financial position and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations, changes in financial position and cash flows for the years then ended in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

May 25, 2010 Bogotá, Colombia

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position
As of December 31, 2009, December 31, 2008 and January 1, 2008
(in thousands of Chilean pesos – ThCh$)

ASSETS	Note	12-31-2009	12-31-2008	01-01-2008
		ThCh$	ThCh$	ThCh$

CURRENT ASSETS		942,361,242	1,241,838,883	660,033,911
Current Operating Assets		942,361,242	1,241,838,883	660,033,911
Cash and cash equivalents	5	446,438,229	719,217,980	115,095,865
Financial assets at fair value with changes through net income	17	1,493,492	-	-
Other financial assets		42,657	-	-
Trade accounts receivable and other receivables, net	6	328,265,468	342,260,677	318,419,894
Accounts receivable from related companies	7	69,160,836	66,245,062	89,781,454
Inventories	8	40,179,588	49,141,746	55,282,262
Prepayments		7,184,076	4,708,584	2,941,305
Current tax receivable	9	44,392,298	54,911,904	75,355,490
Other assets		5,204,598	5,352,930	3,157,641

NON-CURRENT ASSETS		5,226,991,370	5,437,066,482	4,735,240,709
Available-for-sale financial assets	10	2,487,796	2,432,507	2,441,449
Other financial assets		1,063,377	1,655,343	339,638
Trade accounts receivable and other receivables, net	6	66,716,465	153,412,332	95,328,090
Accounts receivable from related companies	7	-	-	369
Investments in associates accounted for using the equity method	11	574,097,291	536,703,030	481,019,140
Intangible assets, net	12	148,183,957	76,954,412	70,144,288
Property, plant and equipment, net	13	4,326,989,360	4,540,894,618	3,977,814,818
Deferred tax assets	14	94,924,126	110,326,384	96,612,703
Hedging instruments	17	590,622	-	-
Other assets		11,938,376	14,687,856	11,540,214

TOTAL ASSETS		6,169,352,612	6,678,905,365	5,395,274,620

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position
As of December 31, 2009, December 31, 2008 and January 1, 2008
(in thousands of Chilean pesos – ThCh$)

LIABILITIES AND EQUITY	Note	12-31-2009	12-31-2008	01-01-2008
		ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES		981,101,681	1,355,644,128	802,145,326
Current Operating Liabilities		981,101,681	1,355,644,128	802,145,326
Interest-bearing loans	15	345,355,943	740,117,554	419,296,249
Other financial liabilities	17	696,791	-	-
Trade accounts payable and other payables	18	373,871,856	347,675,017	265,570,606
Accounts payable to related companies	7	90,554,059	137,396,309	45,176,660
Provisions	19	33,393,224	33,706,461	28,522,828
Current tax payable	9	123,945,432	83,966,248	29,606,208
Other liabilities		8,669,196	8,710,488	5,094,808
Deferred revenues	21	448,467	449,245	686,118
Post-employment benefit obligations	20	3,448,733	3,592,982	3,108,546
Hedging instruments	17	717,980	29,824	3,877,756
Other accrued liabilities		-	-	1,205,547

NON-CURRENT LIABILITIES		2,233,249,079	2,621,307,019	2,117,857,841
Interest-bearing loans	15	1,791,980,967	2,134,544,298	1,688,324,335
Trade accounts payable and other payables	18	7,569,739	13,252,372	10,023,043
Accounts payable to related companies	7	-	-	195,828
Provisions	19	20,160,585	3,290,525	2,462,449
Deferred tax liabilities	14	347,876,619	399,374,385	360,951,167
Other liabilities		34,336,712	33,436,414	27,786,390
Deferred revenues	21	163,596	233,531	890
Post-employment benefit obligations	20	28,231,131	29,880,296	26,704,566
Hedging instruments	17	2,929,730	7,295,198	1,409,173

EQUITY		2,955,001,852	2,701,954,218	2,475,271,453
Equity Attributable to Shareholders of the Company		2,069,085,642	1,598,730,012	1,537,699,011
Issued share capital	22	1,537,722,642	1,537,722,642	1,428,886,505
Reserves	22	(769,182,142)	(744,745,964)	(363,658,095)
Retained earnings	22	1,300,545,142	805,753,334	472,470,601

Equity Attributable to Minority Interest		885,916,210	1,103,224,206	937,572,442

TOTAL LIABILITIES AND EQUITY		6,169,352,612	6,678,905,365	5,395,274,620

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2009 and 2008
(in thousands of Chilean pesos– ThCh$, except share data)
		January - December
STATEMENT OF COMPREHENSIVE INCOME	Note	2009	2008
		ThCh$	ThCh$
Sales	23	2,408,239,446	2,531,568,173
Other operating income, total	23	10,679,909	4,820,266
Total Revenues		2,418,919,355	2,536,388,439
Consumption of raw and secondary materials	24	(976,145,889)	(1,304,453,135)
Contribution Margin		1,442,773,466	1,231,935,304
Employee expenses	25	(74,832,421)	(63,299,474)
Depreciation and amortization	26	(196,142,075)	(186,604,575)
Impairment losses	26	(43,999,600)	-
Other miscellaneous operating expenses	27	(110,868,779)	(107,867,715)
Operating Income		1,016,930,591	874,163,540
Total gain (loss) on sale of non-current assets not held for sale		64,972	(707,958)
Financial expenses	28	(188,368,384)	(198,439,587)
Gain (loss) from investments	29	25,225,652	35,339,570
Share of the profit (loss) of associates accounted for using the equity method	11	98,457,836	82,131,590
Foreign currency exchange differences, net	28	(17,017,325)	(5,828,382)
Gain (loss) for indexed assets and liabilities	28	9,275,308	(18,950,333)
Net Income Before Tax		944,568,650	767,708,440
Income tax	30	(172,468,296)	(210,177,605)
Net Income		772,100,354	557,530,835
Attributable to:
Shareholders of the Company		627,053,406	433,177,184
Minority interest		145,046,948	124,353,651
Net Income		772,100,354	557,530,835

Earnings per Share - Common shares
Basic and diluted earnings per share	Ch$ / share	76.45	52.82

Statement of Other Comprehensive Income
Net Income		772,100,354	557,530,835
Other Comprehensive Income
Available-for-sale financial assets		55,354	(55)
Cash flow hedge		226,196,062	(331,840,685)
Foreign currency translation		(251,677,776)	168,702,437
Share of other comprehensive income (loss) of associates		14,045,893	(13,749,102)
Actuarial gain (loss) on defined benefit pension plans		(1,143,392)	(1,884,234)
Income tax effect related to the components of other comprehensive income (loss)		(36,594,489)	58,464,628
Total Other Comprehensive Income		(49,118,348)	(120,307,011)
Total Comprehensive Income		722,982,006	437,223,824
Attributable to:
Shareholders of the Company		703,772,844	248,631,881
Minority interest		19,209,162	188,591,943
Total Comprehensive Income		722,982,006	437,223,824

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity
For the years ended December 31, 2009 and 2008
(in thousands of Chilean pesos– ThCh$)

Statement of Changes in Equity	Changes in Issued Capital		Changes in Reserves					Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
	Common Shares		Proposed Dividend Reserves	Translation Reserves	Hedging Reserves	Available-for-Sale Reserves	Other Reserves
	Share Capital	Share Premium
Opening Balance at 01/01/2008	1,222,877,948	206,008,557	(38,433,991)	84,113,627	169,086,413	4,345	(578,428,489)	472,470,601	1,537,699,011	937,572,442	2,475,271,453
Changes:
Comprehensive income	-	-	-	101,367,756	(270,884,586)	(46)	(13,749,102)	431,897,859	248,631,881	188,591,943	437,223,824
Declared cash dividends	-	-	(87,036,762)	-	-	-	-	(100,306,070)	(187,342,832)	(22,940,179)	(187,342,832)
Transfers to( from) retained earnings	-	-	38,433,991	-	-	-	-	(38,433,991)	-	-	-
Other increases (decreases) in net equity	108,836,137	-	-	-	-	-	(149,219,120)	40,124,935	(258,048)	-	(23,198,227)
Changes in equity	108,836,137	-	(87,036,762)	101,367,756	(270,884,586)	(46)	(162,968,222)	333,282,733	61,031,001	165,651,764	226,682,765
Ending Balance at 12/31/2008	1,331,714,085	206,008,557	(87,036,762)	185,481,383	(101,798,173)	4,299	(741,396,711)	805,753,334	1,598,730,012	1,103,224,206	2,701,954,218

Opening Balance at 01/01/09	1,331,714,085	206,008,557	(87,036,762)	185,481,383	(101,798,173)	4,299	(741,396,711)	805,753,334	1,598,730,012	1,103,224,206	2,701,954,218
Changes:
Comprehensive income	-	-	-	(124,472,978)	185,568,236	45,791	16,465,996	626,165,799	703,772,844	19,209,162	722,982,006
Declared cash dividends	-	-	(188,116,022)	-	-	-	-	(43,641,794)	(231,757,816)	(104,443,851)	(231,757,816)
Transfers to (from) retained earnings	-	-	87,036,762	-	-	-	-	(87,036,762)	-	-	-
Other increases (decreases) in net equity	-	-	-	-	(963,963)	-	-	(695,435)	(1,659,398)	(132,073,308)	(238,176,556)
Changes in equity	-	-	(101,079,260)	(124,472,978)	184,604,273	45,791	16,465,996	494,791,808	470,355,630	(217,307,996)	253,047,634
Ending Balance at 12/31/2009	1,331,714,085	206,008,557	(188,116,022)	61,008,405	82,806,100	50,090	(724,930,715)	1,300,545,142	2,069,085,642	885,916,210	2,955,001,852

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(In thousands of Chilean pesos– ThCh$)

Net Cash Flows provided by (used in) Operating Activities, Indirect Method	Note	2009	2008
		ThCh$	ThCh$
Cash Flows provided by (used in) Operations, Indirect Method
Operating Cash Flows Before Changes in Working Capital
Reconciliation of Net Income to Operating Income
Net income		772,100,354	557,530,835
Financial expenses		179,093,076	217,389,920
Financial income		(25,315,918)	(34,323,234)
Income tax	30	172,468,296	210,177,605
Share of the (profit) loss of associates accounted for using the equity method, net of cash distributions received	11	(98,457,836)	(82,131,590)
Other adjustments to reconcile net income to operating income		17,042,619	5,520,004
Adjustments to reconcile net income to operating income, total		244,830,237	316,632,705
Operating income		1,016,930,591	874,163,540
Non-Monetary Adjustments:
Depreciation	26	192,772,740	182,631,235
Amortization of intangible assets	26	3,369,335	3,973,340
Impairment losses	26	43,999,600	-
Loss (gain) on sales of non-current assets not held for sale		(64,972)	707,958
Loss (gain) on investments		90,266	(1,016,336)
Increase of provisions		3,249,264	2,223,497
Decrease (increase) in deferred tax assets		(8,089,658)	4,019,875
Increase (decrease) in deferred tax liabilities		3,257,558	(1,591,803)
Other non-monetary adjustments		(12,624,485)	(4,329,329)
Non-monetary adjustments, total		225,959,648	186,618,437
Total Operating Cash Flows Before Changes in Working Capital		1,242,890,239	1,060,781,977
Increase (Decrease) in Working Capital:
Inventories		(793,538)	11,986,371
Trade accounts receivable and other receivables		13,387,623	(107,070,706)
Prepayments		(4,364,057)	(19,916,914)
Other assets		108,055,151	91,045,322
Trade accounts payable and other payables		(130,366,242)	14,956,481
Accruals		(13,316,393)	(7,953,946)
Taxes payable		(85,389,647)	(59,258,836)
Post-employment benefit obligations		6,391,938	(105,392)
Other liabilities		(41,674,765)	(14,185,391)
Decrease in working capital, total		(148,069,930)	(90,503,011)
Cash Flows provided by (used in) Other Operating Activities		1,094,820,309	970,278,966
Payments of income tax		(99,250,347)	(19,340,544)
Net Cash Flows Provided by (used in) Operating Activities		995,569,962	950,938,422

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(In thousands of Chilean pesos– ThCh$)

Net Cash Flows provided by (used in) investing and financing activities, Indirect Method	Note	2009 ThCh$	2008 ThCh$
Net Cash Flows provided by (used in) Investing Activities
Proceeds from sales of property, plant and equipment		4,806,509	6,536,995
Proceeds from sales of other financial assets		-	7,730,911
Proceeds from sales or disposals of other assets		-	13,981
Other cash flows provided by (used in) investing activities		9,847,726	73,804,675
Proceeds from dividends received classified for investing purposes		75,347,648	35,462,910
Proceeds from interest received classified for investing purposes		2,441,046	3,025,736
Purchases of property, plant and equipment		(315,589,508)	(255,117,543)
Acquisitions of intangible assets		(411,575)	(2,487,916)
Loans to related companies		(8,974,911)	(47,066,212)
Other investment disbursements		(208,922,322)	(23,575,554)
Net Cash Flows Used In Investing Activities		(441,455,387)	(201,672,017)

Net Cash Flows provided by (used in) Financing Activities
Loans obtained	230,775,256	348,059,855
Proceeds from issuance of other financial liabilities	126,062,420	227,769,894
Proceeds from loans from related companies	11,436,262	58,060,070
Proceeds from other financing activities	-	448,471
Payments of loans	(231,907,013)	(137,386,174)
Repayments of other financial liabilities	(439,518,975)	(217,926,280)
Repayments of liabilities for financial leases	(3,171,884)	(6,996,069)
Payments of loans to related companies	(58,538,059)	(6,198,854)
Payment of interest classified for financing purposes	(114,393,219)	(163,445,494)
Dividends paid to minority interests	(164,683,053)	(146,871,431)
Dividends paid to shareholders of the Company	(156,415,189)	(101,987,826)
Net Cash Flows Used In Financing Activities	(800,353,454)	(146,473,838)

Net Increase (Decrease) in Cash and Cash Equivalents	(246,238,879)	602,792,567
Effects of foreign exchange rate variations on cash and cash equivalents	(26,540,872)	1,329,548
Beginning Balance of Cash and Cash Equivalents, Statements of Cash Flows	719,217,980	115,095,865
Ending Balance of Cash and Cash Equivalents, Statements of Cash Flows	446,438,229	719,217,980

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

endesa CHILE and subsidiaries

Notes to the consolidated financial statements

DECember 31, 2009 and 2008

1.       FINANCIAL STATEMENTS AND ACTIVITIES OF THE GROUP

Empresa Nacional de Electricidad S.A. (hereinafter, the “Parent Company” or the “Company”) and its subsidiaries compose the Endesa Chile Group (hereinafter, “Endesa Chile”, the “Group” or Endesa Chile and subsidiaries”).

Endesa Chile is a publicly -held corporation with its corporate domicile and principal offices at Avenida Santa Rosa 76, Santiago, Chile. The Company is registered as No. 114 in the securities registry of the Chilean Superintendency of Securities and Insurances (Superintendencia de Valores y Seguros or “SVS”). In addition, it is registered with the United States Securities and Exchange Commission and in the Spanish National Securities Market Commission. Its stock has traded on the New York Stock Exchange since 1994 and on the Latibex since 2001.

Endesa Chile is a subsidiary of Enersis S.A., a company which in turn is a subsidiary of ENDESA, S.A., a Spanish entity controlled by Enel S.p.A. (hereinafter, “Enel”).

The Company was incorporated by public deed on December 1, 1943.  Its existence was authorized and its bylaws approved on January 3, 1994 by Supreme Decree No. 97 of the Ministry of the Treasury.

Endesa Chile’s corporate purpose involves generation, transmission, production and distribution of electricity. The Company also invests in financial assets, develops projects and engages in activities within the energy field and other areas in which electricity is essential, as well as participating in civil or hydraulic public works infrastructure concessions, either directly or through subsidiary or associated companies, both domestically or abroad.

The consolidated financial statements of Endesa Chile for the year 2008 were approved by its Board at its meeting held on January 28, 2009, and were subsequently presented for consideration at the General Shareholders’ Meeting held on April 15, 2009, where they were finally approved. Those annual financial statements were prepared in accordance with the generally accepted accounting principles in Chile, and therefore, do not match the balances from 2008 which have been included in the present consolidated financial statements, prepared in accordance with International Financial Reporting Standards (hereinafter IFRS). A detailed reconciliation of equity and income and cash flow for the year, along with a description of the principal adjustments made, can be found in note 36.

These consolidated financial statements are presented in thousands of Chilean pesos (unless otherwise mentioned) since this is the functional currency of the primary economic environment in which Endesa Chile operates. Foreign operations are included in accordance with the accounting policies established in notes 2.5 and 3.k.

2.       BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of presentation

The consolidated financial statements of Endesa Chile and subsidiaries as of December 31, 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (hereinafter “IASB”), and approved by its Board of Directors’ at its meeting on January 27, 2010.

These consolidated financial statements present fairly the financial position of Endesa Chile and subsidiaries as of December 31, 2009, as well as the results of operations, changes in equity and cash flows for the year then ended.

The present consolidated financial statements have been prepared from accounting records maintained by the company and its subsidiaries. Each entity prepares its financial statements according to the accounting standards and principles in force in each country, and through the consolidation process, the corresponding adjustments and reclassifications have been made in order to adapt such standards and principles to IFRS.

The consolidated statements of financial position as of December 31, 2008 and January 1, 2008, as well as the consolidated statements of comprehensive income, equity and cash flows for the year ended December 31, 2008, which are included for comparative purposes, have also been prepared according to IFRS and accounting principles and standards applied consistently with those used during 2009.

2.2    New accounting pronouncements

As of the date of issuance of the present consolidated financial statements, the following accounting pronouncements have been issued by the IASB but their application was not yet mandatory:

Standards and Amendments	Mandatory application for:
IFRS 3 revised: Business Combinations	Annual periods beginning on or after July 1, 2009.
Amendment to IAS 39: Eligible Hedged Items	Annual periods beginning on or after July 1, 2009.
Amendment to IAS 27: Consolidated and Separate Financial Statements	Annual periods beginning on or after July 1, 2009.
Improvements to IFRS	The majority for annual periods beginning on or after July 1, 2009.
Amendment to IFRS 2: Share-Based Payments	Annual periods beginning on or after January 1, 2010.
Amendment to IAS 32: Classification of Rights Issues	Annual periods beginning on or after February 1, 2010.
IFRS 9: Financial Instruments	Annual periods beginning on or after January 1, 2013.
IAS 24 Revised: Related party disclosures	Annual periods beginning on or after January 1, 2011.

Interpretations and Amendments	Mandatory application for:
IFRIC 17 Distributions of Non-Cash Assets to Owners	Annual periods beginning on or after July 1, 2009.
IFRIC 19 Extinguishing Financial Liabilities with Equity	Annual periods beginning on or after July 1, 2010.
Amendment to IFRIC 14: Prepayments of a Minimum Funding Requirement	Annual periods beginning on or after January 1, 2011.

The Group’s Management estimates that the adoption of the aforementioned Standards, Amendments and Interpretations, will not have a significant impact on the consolidated financial statements of Endesa Chile and its subsidiaries in the period of their initial application.

2.3    Responsibility for the information and estimates made.

The information contained in these consolidated financial statements is the responsibility of the Company’s Board, which expressly states that IFRS principles and standards have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used in order to quantify some assets, liabilities, income, expenses and commitments recorded in such statements.

These estimates basically refer to:

-       The valuation of assets and goodwill to determine the existence of impairment losses (see note 3.c).

-       The assumptions used to calculate the actuarial liabilities and obligations to employees (see note 20).

-       The useful life of property, plant and equipment and intangible assets (see notes 3.a and 3.b).

-       The assumptions used to calculate the fair value of financial instruments (see notes 3.e and 17).

-       Energy supplied to customers and not invoiced at the end of each year.

-       Certain magnitudes of the electrical system, including those of other companies, such as production, customer billing, energy consumption, etc. used on the estimations for electrical system settlements. These settlements must be finalized in the corresponding final settlements, which are pending emission as of the date of issuance of the financial statements, and could affect the balances of assets, liabilities, income and expenses registered in such statements.

-       The probability of occurrence and the amount of uncertain or contingent liabilities (see note 3.j).

-       Future disbursements for the closure of facilities and restoration of land (see note 3.a).

-       The tax results of the various subsidiaries of Endesa Chile, that will be reported to the respective tax authorities in the future, which have served as the basis for recording different balances related to income taxes in the current consolidated financial statements. (See note 3.m).

Although these estimates have been based on the best information available at the date of issuance of the current consolidated financial statements, it is possible that events may occur in the future that will require a change (increase or decrease) to these estimates in subsequent years, which would be done prospectively, recognizing the effects of such change in estimation in the corresponding future consolidated financial statements.

2.4     Subsidiaries and jointly-controlled entities

Subsidiaries are defined as entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such subsidiaries.

Jointly-controlled entities are entities in which the situation described in the foregoing paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix No. 1 of these consolidated financial statements, entitled “Endesa Chile Group Companies”, describes Endesa Chile’s relationship with each of its subsidiaries and jointly-controlled entities.

2.4.1     Changes in the scope of consolidation

During 2008 and 2009, there were no significant changes in the consolidation scope of Endesa Chile.

Appendix No. 2 of these consolidated financial statements, entitled “Changes in the scope of consolidation”, describes the entities that were included, and a description of the respective effect.

2.4.2    Companies fully consolidated although the percentage of ownership is less than 50%

Although the Endesa Chile Group holds less than a 50% share in Empresa Generadora de Energía Eléctrica S.A. (hereinafter “Emgesa”), it is considered a subsidiary since Endesa Chile exercises control over the entity, directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes.

2.4.3     Companies not fully consolidated although the percentage of ownership is more than 50%

Although the Endesa Chile Group holds more than 50% of Centrales Hidroeléctricas de Aysén, S.A. (hereinafter “Hidroaysén”), it is considered to be a Jointly-Controlled Entity because the Group, through contracts and agreements with shareholders, exercises joint control of the entity.

2.5    Basis of consolidation and business combinations.

Subsidiaries are consolidated by the global integration method, incorporating into the consolidated financial statements all assets, liabilities, income, expenses and cash flows after making the corresponding adjustments and eliminations for intra-Group transactions.

Jointly-controlled entities are consolidated by the proportional integration method. Endesa Chile recognizes, line by line, its share of the assets, liabilities, income and expenses of such entities, so that the aggregation of balances and subsequent eliminations, takes place only in the proportions of Endesa Chile’s shares in them.

The results of subsidiaries and jointly-controlled entities are included in the consolidated comprehensive income statement, from the effective date of acquisition until the effective date of disposal or termination of joint control, as appropriate.

The consolidation of the operations of the Parent Company and its subsidiaries, as well as the jointly-controlled entities, was performed applying the following basic principles:

1.       At the date of acquisition, the assets, liabilities and contingent liabilities of the subsidiary or jointly-controlled entity are recorded at market value. In the event that there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the acquired entity, including contingent liabilities, corresponding to the parent’s share, this difference is recorded as goodwill. In the event that the difference is negative, it is recorded with a credit to earnings.

2.       The value of minority shareholder interest in equity and the results of subsidiaries consolidated through global integration are presented, respectively, under the headings “Equity attributable to Minority Interest” in the consolidated statement of financial position and “Net Income attributable to minority interest” and “Other comprehensive income attributable to minority interest” in the consolidated statement of comprehensive income.

3.       The conversion of the financial statements of foreign companies with functional currencies other than the Chilean peso is performed as follows:

a.            For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.            For items in the comprehensive income statement, the average exchange rate for the year is used.

c.             Equity remains at the historical exchange rate from the date of acquisition or contribution, and for retained earnings at the average exchange rate at the date of generation.

Exchange differences that occur in the conversion of the financial statements are registered under the heading “Translation reserves” within Equity (see Note 22.2).

Translation adjustments incurred up to the date that Endesa Chile transitioned to IFRS have been transferred to reserves, using the exemption for that purpose in IFRS 1 “First -time Adoption of IFRS” (See Note 36).

All balances and transactions between companies consolidated through global integration, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.       ACCOUNTING PRINCIPLES APPLIED

The main accounting principles applied in preparing the attached consolidated financial statements are detailed as follows:

a)             Property, Plant and Equipment.

Property, Plant and Equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses it may have experienced. In addition to the price paid to acquire each item, the cost also includes, where appropriate, the following concepts:

-       Finance expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 2.66% and 5.19%. The amount capitalized for this concept amounted to ThCh$ 3,385,207 and ThCh$ 3,072,003 for the years ended December 31, 2009 and 2008, respectively.

-        Employee expenses directly related to works in progress, capitalized for the years ended December 31, 2009 and 2008, amounted to ThCh$ 731,901 and ThCh$ 500,315, respectively.

-       Future disbursements that Endesa Chile and subsidiaries must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. On a yearly basis, Endesa Chile and subsidiaries review their estimate of these future disbursements, increasing or decreasing the value of the asset based on the results of this estimate.

-       Items acquired before the date on which Endesa Chile transitioned to IFRS include within the acquisition cost, where appropriate, asset reappraisals permitted in various countries to adjust the value of Property, Plant and Equipment for inflation as of that date. (See Note 13).

Works in progress are transferred to operating assets once the testing period has been completed when they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency or a longer useful life are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of whole components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Periodic maintenance, conservation and repair expenses are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in note 3.c, believes that the book value of these assets does not exceed their net recoverable value.

Property, Plant and Equipment, net of its residual value, are depreciated by distributing the cost of the different items that compose it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use them. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

The following tables detail the principal useful lives used to depreciate assets:

Years of estimated useful life
Generating facilities:
Hydroelectric power plants
Civil works	35-65
Electromechanical equipment	10-40
Coal/fuel power plants	25-40
Combined-cycle power plants	10-25
Renewable energy power plant	35
Transmission and distribution facilities:
High voltage network	10-60
Low and medium voltage network	10-60
Measurement and remote control equipment	3-50
Other facilities	4-25

The Hidroeléctrica El Chocón S.A. concession is the only administrative concession granted specifically for the Group and was not granted indefinitely. The following table details the period remaining until expiration:

Company	Country	Concession term	Period remaining until expiration

Hidroeléctrica El Chocón S.A.(Generation)	Argentina	30 years	14 years

Endesa Chile’s management evaluated the specific casuistry of the aforementioned concession, and concluded that no determining factors exist to indicate that the grantor, which in this case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. Those requirements are essential for applying IFRIC 12 Service Concession Arrangements, which establishes how to record and value certain types of concessions (See Note 3b.2).

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)       Intangible assets

b.1)   Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and Endesa Chile's share of the fair value of assets and liabilities, including identifiable contingent assets and liabilities of a subsidiary as of the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined to exist in the financial statements the year following the acquisition, the prior year accounts presented for comparison purposes, are modified to include the value of acquired assets and liabilities and final goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued at the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of IFRS transition is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (See Note 12.2 and 36).

Goodwill is not amortized, instead, at each period end, the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if appropriate, immediately adjusts for impairment (See Note 3.c).

In cases where the Group acquires an additional interest in a company that it already controlled and consolidated using the global integration method, the difference between the price of the additional percentage and the balance of "Equity attributable to minority interest” that is derecognized as a result of the acquisition is recorded as goodwill. In cases where the Group sells part of its interest in a controlled company and maintains control after the sale and, therefore, continues to consolidate using the global integration method, the difference between the sale price and the balance of "Equity attributable to minority interest” that must be recognized as a result of the sale is recorded in earnings for the year.

b.2)        Concessions

IFRIC 12 Service Concession Arrangements provides guidance for accounting operators for public-to-private service concession arrangements. This accounting interpretation applies if:

a)         The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them and at what price; and

b)        The grantor controls – through ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement.

If the aforementioned criteria are met simultaneously, an intangible asset is recognized on books to the extent the operator is entitled to charge the users for the specific use of the public service/facility, and if these charges are strictly based on the extent of use of the facility.

These intangible assets are initially recognized at cost, which is defined as the fair value of the consideration paid, plus any other costs that are directly attributable to the operation. Subsequently, these intangibles are amortized over the period of the concession.

The Group operates various administrative concessions where the counterparty is a government entity. For the most part, these concessions are directly related to our electricity generation business (see Note 3.a).  The El Melón Tunnel concession is the only concession where determining factors exist to conclude that both aforementioned requirements are met.

In the El Melón Tunnel concession, the Chilean Ministry of Public Works (hereinafter “MOP” in its spanish acronym) and our subsidiary Sociedad Concesionaria Túnel El Melón S.A. entered into a concession agreement establishing both the services that should be provided by the operator as well as the price to be charged for these services. The concession right expires in June 2016, at which time MOP will recover the right to operate the assets associated with the El Melón Tunnel concession, without having to meet any specific conditions.

The Group has applied the intangible asset approach established in IFRIC 12.  It has not recognized any financial asset related to the El Melón Tunnel, as the contract signed with the MOP does not establish unconditionally guaranteed revenue.

b.3)        Research and development expenses

Endesa Chile and subsidiaries follow the policy of recording as intangible assets in the statement of financial position, the costs incurred in development projects as long as their technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. In 2009 and 2008, no research and development expenses were recognized.

b.4)        Other intangible assets

These intangible assets correspond primarily to computer software, easements and water rights. They are initially recognized at acquisition or production cost and, subsequently, are valued at cost net of accumulated amortization and any impairment losses, where appropriate, that may have occurred.

This group of assets is amortized over its useful life, which in most cases is estimated to be between 4 and 5 years. Intangible assets with indefinite useful lives are not amortized because such contracts are by nature permanent or indefinite.

Criteria for recognizing impairment losses on these assets and, if appropriate, recovery of impairment losses recorded in prior years are explained in letter c) of this Note.

c)       Asset impairment

During the period, and principally at period end, the company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not independently generate cash flows, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, value in use criteria is used by the Group in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recently available budgets. These budgets incorporate management’s best estimates of revenue and costs of Cash Generating Units using sector projections, past experience and future expectations.

These projections cover the next five years, estimating flows for subsequent years by applying reasonable growth rates between 3.7% and 8.3% that, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

The discount rates, before tax, expressed in nominal terms and applied in 2009 and 2008 are the following:

Country	Currency	2009		2008
		Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	9.24%	9.53%	9.90%	10.40%
Argentina	Argentinean peso	19.51%		17.40%
Brazil	Brazilian real	11.32%		12.10%
Peru	Peruvian nuevo sol	9.09%		10.00%
Colombia	Colombian peso	11.45%		11.90%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to "Impairment losses" in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset's value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

The following procedure is used to determine the need to adjust financial assets for impairment:

-       In the case of commercial assets, Endesa Chile and subsidiaries have defined a policy for recording impairment provisions based on the age of past due balances, which is generally applied except in cases where a specific collectability analysis is advised.

-       In the case of receivables of a financial nature, impairment is determined by specifically analyzing each case. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non commercial financial assets.

d)       Leases

Leases that transfer  substantially all the risks and rewards incidental to ownership are transferred to the lessee are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which Endesa Chile and subsidiaries act as lessee are recognized when the agreement begins, recording an asset based on the nature of the lease and a liability for the same amount, equal to the lower of the fair value of the leased asset or the present value of the minimum lease payments. Subsequently, the minimum lease payments are divided between finance expense and reducing the debt. The finance expense is recorded in the income statement and distributed over the period of the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset is amortized in the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset will be amortized over the lesser term between the useful life of the asset and the term of the lease.

Operating lease payments are expensed on a straight line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

e)       Financial instruments

Financial instruments are contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

e.1)   Financial assets other than derivatives

Endesa Chile and subsidiaries classify their financial investments, whether permanent or temporary, and excluding equity method investments (see Note 11) and investments held for sale, into four categories:

-       Trade accounts receivable and other receivables and Accounts receivable from related companies: These are recorded at amortized cost, which corresponds to initial fair value less principal repayments made, plus interest accrued but uncharged, calculated using the effective interest rate method.

        The effective interest rate method is used to calculate the amortized cost of a financial asset or liability (or a group of financial assets or liabilities) and is charged to financial income or expense over the relevant period. The effective interest rate is the discount rate that sets the cash flows receivable or payable estimated over the expected life of the financial instrument (or, when appropriate, over a shorter period) exactly equal to the net carrying amount of the financial asset or liability.

-       Held-to-maturity investments: Investments that Endesa Chile intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

-       Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

-       Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories and consist almost entirely of financial investments in equity instruments (See Note 10). These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. Changes in fair value, net of taxes, are recorded with a charge or credit to an equity reserve known as “Available-for-sale financial assets” until the investment is disposed of, at which time the amount accumulated in this account for that investment is fully charged to the comprehensive income statement. Should the fair value be less than the acquisition cost, if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the comprehensive income statement.

In the case of interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined and, thus, when this occurs, they are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Purchases and sales of financial assets are accounted for using their trade date.

e.2)   Cash and cash equivalents

This account within the statement of consolidated financial position includes cash on hand and in banks, time deposits and other highly-liquid, short-term investments that can be quickly converted into cash and have a low risk of value fluctuations.

e.3)   Financial liabilities other than derivatives

Financial liabilities are generally recorded based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are valued at their amortized cost, using the effective interest rate method.

In the particular case that a liability is the underlying item of a fair value hedge derivative, it will be exceptionally valued at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both for cases in which it is recorded in the statement of financial position and for information on its fair value included in Note 15, debt has been divided into fixed interest rate debt (hereinafter “fixed debt”) and variable interest rate debt (hereinafter "variable debt"). Fixed debt pays, throughout its life, coupon interest fixed, either explicitly or implicitly, at the beginning of the transaction. Variable debt is issued with variable interest rates (i.e. each coupon is set at the beginning of each period based on a referential interest rate). All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment currency.

e.4)   Derivative financial instruments and hedge accounting

Derivatives held by Endesa Chile and subsidiaries correspond primarily to transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position within “Hedging instrument”. If their value is positive, they are recorded in assets and if their value is negative, they are recorded within liabilities.

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge is highly effective, are met. In this case, changes are recorded as follows:

-       Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value as is the hedge instrument, recording any changes in the value of both in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

-       Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as "Hedging Reserves ". The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

A hedge is considered highly effective when changes in the fair value or the cash flows of the underlying item directly attributable to the hedged risk, are offset by changes in the fair value or the cash flows of the hedging instrument, with effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-   The sole purpose of the agreement is for own use.

-   Future projections by Endesa Chile and subsidiaries justify the existence of these agreements with the purpose of own use.

-   Past experience with agreements shows that they have been utilized for own use, except in certain isolated cases in which they had to be used for exceptional reasons or reasons associated with logistical management issues outside the control and projections of Endesa Chile and subsidiaries.

-   The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by Endesa Chile and subsidiaries, which are mainly for electricity, fuel and other supplies, meet the conditions described above. Thus, fuel purchase agreements are intended to be used to generate electricity, while electricity purchase agreements are used to make sales to end customers and electricity sale agreements are used to sell its own production.

The Company also evaluates the existence of embedded derivatives in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract as long as the set is not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

The fair value of the various derivative financial instruments is calculated as follows:

-       For derivatives traded on a formal market, by its quoted price as of year end.

-       Endesa Chile and subsidiaries value derivatives not traded on formal markets, using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as of year-end.

f)        Investments in associates accounted for using the equity method

Investments in associates in which Endesa Chile has significant influence are recorded using the equity method. In general, significant influence is assumed in cases in which Endesa Chile has more than 20% interest.

The equity method consists of recording the investment in the statement of financial position based on the share of its equity that Endesa Chile’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company.

If the resulting amount were negative, zero is recorded for that investment in the statement of financial position, unless there is a commitment from Endesa Chile to support the company’s negative equity situation, in which case a provision is recorded.

Dividends received from these companies are deducted from the value of the investment and any profit or loss obtained from them to which Endesa Chile is entitled based on its interest is recorded within “Share of the profit of associates accounted for using the equity method".

Appendix No. 3 of these consolidated financial statements, known as “Associates” describes the relationship that Endesa Chile has with each of its associates.

g)       Inventories

Inventories are valued at the lesser of its weighted average acquisition price or its net realizable value.

h)       Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

Gains and losses obtained in disposing of the treasury shares are recorded within "Retained earnings" in the consolidated statement of financial position. As of December 31, 2009, the Company has no treasury shares and had no transactions with treasury shares during the years 2009 and 2008.

i)        Deferred revenues

This account primarily includes, contributions received from customers or government entities to finance construction or acquisition of certain facilities or, in some cases, facilities that are directly transferred based on current regulations in each country.

These amounts are recorded as deferred revenues within liabilities in the consolidated statement of financial position and charged to earnings in the account "Other operating income" within the consolidated statement of comprehensive income over the useful life of the asset, thus offsetting the depreciation expense.

The transactions that originated the amounts recorded in this account are not within the scope of IFRIC 18 Transfers of Assets from Customers, which was applicable starting on July 1, 2009.

j)        Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events for which equity damage for Endesa Chile and subsidiaries is likely liable, whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that Endesa Chile and subsidiaries will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

j.1)   Provisions for post-employment benefit and similar obligations.

Endesa Chile and some subsidiaries have undertaken commitments for pensions and other similar benefits with their employees. These commitments, for both defined benefits and defined contributions, are basically formalized through pension plans, except in relation to certain benefits in kind, primarily commitments to supply electricity which, given their nature, have not been outsourced and are internally provisioned.

For defined benefit plans, companies record the corresponding expense for these commitments using accrual accounting throughout their employees’ working lives by conducting, as of the date of the financial statements, actuarial studies calculated using the projected unit credit method. Past service costs from changes in benefits are immediately charged to income as benefits are accrued.

Contributions to defined contribution plans are expensed as employees provide services.

Actuarial losses and gains that arise in valuing the liabilities subject to these plans are recorded directly under “Equity – Retained earnings”.

k)       Conversion of balances in foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences, net” in the comprehensive income statement.

Likewise, as of each year-end, balances receivable or payable in a currency other than each company's functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences, net” in the comprehensive income statement.

Endesa Chile and subsidiaries have established a policy to hedge the portion of its revenue that is directly linked to the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

l)        Current/Non-current classification.

In the accompanying consolidated statement of financial position, balances are classified based on maturity (i.e. current balances mature in no more than twelve months and non-current balances in more than twelve months).

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company's discretion, through unconditionally available credit agreements with long-term maturities, such obligations may be classified as long-term liabilities.

m)     Income tax

Income taxes for the year are determined as the sum of current taxes from Endesa Chile's numerous subsidiaries and result from applying the tax rate to the taxable base for the year, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized.

Current taxes and changes in deferred tax assets and liabilities that are not coming from business combinations are recorded in income or in equity accounts in the statement of financial position, based on where the gains or losses originating them were recorded.

Any fluctuations from business combinations that are not recorded upon taking control because their recovery is not assured are recognized by reductions, if appropriate, to the value of goodwill accounted for in the business combination.

Deferred tax assets and tax credits are recognized only when it is likely that there will be future tax gains sufficient enough to recover deductions for temporary differences and make use of tax losses.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly-controlled companies in which Endesa Chile can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied at a given moment to current tax liabilities are credited to earnings within the income tax account, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

n)       Revenue and expense recognition.

Income and expenses are recorded on an accrual basis.

Revenue is recognized as a result of a gross inflow of economic profits originated during the normal course of business for Endesa Chile and its subsidiaries during the period, as long as this inflow of benefits causes an increase in equity that is not related to contributions from equity owners and these benefits can be reliably valued. Revenue is recorded at the fair value of the consideration received or receivable derived from such revenue.

Revenue from the provision of services is only recognized when it can be reliably estimated, based on the degree of completion of the services as of the date of the consolidated statement of financial position.

Endesa Chile and its subsidiaries exclude from revenue all gross inflows of economic benefits received when acting as an agent on behalf of third parties, only recording inflows from its own activities as revenue.

Exchanges or bartering of goods or services for other goods or services of a similar nature are not considered revenue-producing transactions.

Endesa Chile and its subsidiaries record purchase or sale agreements of non-financial items that are settled by netting with cash or another financial instrument at their net amount. Agreements entered into and maintained in order to receive or deliver these non-financial items are recorded based on the contractual terms of the purchase, sale or utilization requirements expected by the entity.

Interest income (expense) is accounted for using the effective interest rate applicable to the outstanding principal of the investment (income) or debt (expense) during the corresponding accrual year.

o)       Earnings per share

Basic earnings per share are calculated as the quotient of net earnings (losses) for the period attributable to the Parent Company divided by that entity’s weighted average number of ordinary outstanding shares during that period, without including the average number of shares of the Parent Company held by any subsidiaries, should that be the case.

During 2009 and 2008 Endesa Chile and its subsidiaries have not engaged in any type of transaction with a potential dilutive effect that assumes diluted earnings per share differs from basic earnings per share.

p)       Dividends

Article No. 79 of Chile’s Corporations Law establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company's by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Endesa Chile's highly fragmented share capital, as of the end of each year the amount of the obligation to its shareholders, net of interim dividends approved during the year, is determined and accounted for in "Trade accounts payable and other payables" or " Accounts payables to related companies", as appropriate, and charged to equity in the account “Proposed dividend reserves”.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is shareholders at the Ordinary Shareholders’ Meeting.

q)       Cash flow statement

The consolidated statement of cash flows reflects cash movements during the period, determined using the indirect method. The terms used in these cash flow statements are defined as follows:

-          Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly-liquid investments maturing in less than three months with a low risk of changes in value.

-          Operating activities: activities that comprise the Group's principal source of revenue as well as other activities that cannot be classified as investing or financing.

-          Investing activities: activities that involve acquiring, selling or otherwise disposing of non-current assets and other investments not included in cash and cash equivalent.

-          Financing activities: activities that bring about changes in the size and composition of equity and financial liabilities.

4.       SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

a)       Chile

The electricity sector in Chile is regulated by the General Electricity Services Law contained in the Ministry of Mining Decree Law No. 1 of 1982 - whose text was rewritten and stated in Ministry of Economy Decree Law No. 4 of 2006-and its corresponding regulations contained in Decree No. 327 of 1998.  Three government entities are responsible for enforcement and compliance of the law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and develop indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which oversees and enforces the laws, regulations and technical standards for electricity generation, transmission and distribution, liquid fuels and gas; and lastly, the recently-created Ministry of Energy (ME) which will be responsible of implementing and carrying out all public policies concerning energy and by virtue of being the leading agency over the SEF, CNE and the Chilean Nuclear Energy Commission (CCHEN), it will ultimately strengthen the cohesion and coordination of the sector. Also, the Agency for Energy Efficiency and the Center of Renewable Energy are under the ME.

Additionally, the law establishes a Panel of Experts whose primary function is to resolve disputes between electricity companies.

From a physical point of view, the Chilean electricity sector is divided into four electricity grids: SIC (Central Interconnected System), SING (Northern Interconnected System), and two medium isolated systems: Aysén and Magallanes. The SIC, the principal electricity system, is 2,400 km long, linking Taltal in the north with Quellón, on Chiloé Island in the south. The SING covers the north of the country, from Arica to Coloso, approximately 700kms in length.

There are three fundamental segments within the electricity industry: Generation, Transmission and Distribution, which operate in an interconnected and coordinated manner and whose main objective is to provide electricity to the market at minimum cost while still preserving the quality and reliability of service standards required by electricity regulations. Due to the fact that the Transmission and Distribution segments have economies of scale in their respective roles, they constitute natural monopolies and, therefore, are regulated by electricity standards which provide for free and flexible access to energy grids and provide regulated pricing.

According to the Electricity Law, companies involved in Generation and Transmission on an interconnected electric grid must coordinate their operations in a centralized manner through the Economic Load Dispatch Center (CDEC), in order to operate the system at the lowest cost while preserving reliability of service. In order to achieve this, the CDEC plans and operates the system, including the calculation of the hourly marginal cost, basically the price at which energy transfers between generators are set.

Therefore, the generation decision for each company is dependent on the CDEC’s operating plan. Each company may decide freely to sell its energy to regulated or non-regulated customers. Any surplus or deficit between its sales to customers and its production is sold or bought from other generators at the marginal cost.

A generating company may have the following types of customers:

(i) Regulated clients: These are residential, commercial and small and medium-sized industrial customers that have a connected capacity of no more than 2,000 KW, and are located within the concession area of a distribution company. Until 2009, the transfer price between the generation and distribution companies had a maximum value called the node price, which was regulated by the Ministry of Economy. Node prices are determined every six months (April and October), using a report developed by the CNE based on the expected marginal costs of the system over the following 48 months in the case of the SIC, or 34 months in the SING. Starting in 2010, the transfer price between generation and distribution companies will result from public tenders these entities conduct.

(ii) Unregulated clients: These are customers which have a connected capacity greater than 2,000 KW, mainly industrial and mining companies. These consumers can freely negotiate electricity supply prices with generation and distribution companies. Customers with capacity between 500 and 2,000 KW have the option to contract energy at prices agreed upon with suppliers or continue to be subject to regulated prices, but can only change between these two  options once every four years.

(iii) Spot or short-term market: relates to energy and capacity transactions between generation companies, which result from the coordination by the CDEC in order to operate the system economically, and any production surpluses (deficits) with respect to commercial commitments are transferred by sales (purchases) to other generators that are members of the CDEC. In the case of energy, the transfers are valued at marginal cost; for capacity, transfers are valued at the corresponding node price, as set biannually by authorities.

In Chile, the payments for capacity to each generator depend on a centralized calculation performed annually by the CDEC, from which the firm capacity of each plant is obtained. Such value is independent of each plant’s dispatch.

Starting in 2010, with the enactment of Law 20,018, distribution companies must have permanent supply for their total demand, for which public tenders for long-term contracts must be conducted.

With respect to renewable energy, in April 2008 Law 20,257 was enacted; it which encourages the use of Non-Conventional Renewable Energy (NCRE). The main aspect of this regulation is that it forces generators to ensure that at least 5% of their energy sold comes from these renewable sources between 2010 and 2014, progressively increasing annually by 0.5% from 2015 to 2024 when it will reach 10%.

b)       The rest of Latin America

Different regulatory frameworks exist in the other Latin American countries in which Endesa Chile operates. In general, the laws of Brazil, Argentina, Peru and Colombia permit the participation and investment of private capitals in the energy sector, defend freedom of competition for the Generation segment, and define criteria to assure that certain levels of economic concentration and/or market practices do not damage their electricity sectors. Different from Chile, in these countries, the state owned companies also participate in the energy sector and compete with the private companies in the Generation, Transmission and Distribution segments.

In principle, companies are allowed to participate in different activities (generation, distribution, trading) as long as there is an adequate separation between such activities, in terms of both accounting and corporate structure. However, the transmission sector is where the greatest restrictions tend to be imposed, mainly due to its nature and the necessity to guarantee adequate access to all agents.

Regarding the electricity generation business, in general these markets are free and, based on indicative plans prepared by authorities, private actors are at liberty to make their own investment decisions. The exception is Brazil, in which pursuant to the needs of distributors, the Ministry of Energy participates in the expansion of the electric system, establishing capacity limits per technology (separate bids for thermal, hydraulic and renewable energy) or directly bidding specific projects.

The coordination of the operation is centralized, whereas one independent operator coordinates the dispatch of energy. With the exception of Colombia, where the dispatch is based on the prices offered by the agents, the rest of the countries have centralized dispatch based on variable costs of production that aims at optimizing available generation resources at the lowest cost for the system. These dispatches are used on the determination of the marginal cost of generation which also defines the spot price for the transactions.

However, today the governments in Argentina and Peru have intervened more or less in the determination of energy prices in their marginal energy markets. Argentina’s intervention mostly stems from the aftermath of the 2002 economic crisis, and Peru’s, as a result of a recently enacted emergency law of 2008, which defined the ideal marginal cost, considering as if existing restrictions on Transmission or distribution capacity of gas and electricity did not exist.

In these four countries, the generators are able to sell their energy through contracts with the regulated energy markets or in the unregulated market, and settle any energy surplus or deficits through the spot market. The unregulated market is mostly tailored to significant individual energy consumers, although the limits that define such a consumer vary per country. These markets mostly differ on the way they regulate sales between generators and distributors and how the regulated price is defined for ultimate determination of rates and fares to end consumers.

In Argentina, initially the regulation considered that the sales price for generators to distributors was obtained from calculating an estimation of the forecasted average spot price of the upcoming six months. Nevertheless, following the 2002 crisis, the state has arbitrarily fixed prices, ultimately resulting on the intervention of the marginal system and thus causing a mismatch between the real generation costs and the payment perceived from demand through distributors.

In Brazil, the purchase price used in the determination of fares to end users is based on average prices of bids for new and existing energy. The new energy contracts consider that in the long-term all new energy generation projects should cover the expected growth of demand from distributors. The existing energy contracts consider minor short-term commitments to solely accommodate the energy needs from distributors that may arise from the expiration of prior contracts. Each bidding process is coordinated centrally, and the state establishes maximum prices, and as result, contracts are executed whereas participating distributors purchase from offering generators.

Distributors in Colombia may choose their energy supply, thus being able to structure the conditions of the public bidding process related to the energy supplied to the regulated market, and they are permitted to purchase energy from the spot market. The price paid by the end user is ultimately an average of the cost of purchase.

In Peru, as in Chile, legislation was modified to permit energy tenders based on the requirements of the distributors. Today, there are various binding contracts between generators and distributors based on the charge price, defined from a centralized calculation; however, since 2007 all contracts are carried out through a formal tender process. The state approves all conditions of the tender and also defines a maximum price.

Except for Colombia, all countries have provided for the incorporation of renewable energy. In practical terms nonetheless, there are no significant incentives or actual obligations such as the ones in place for Chile, which would render these technologies more competitive if built on a higher scale. The state promotes bidding processes specifically tailored at providing incentives for these types of technologies.

5.       CASH AND CASH EQUIVALENTS

a)       As of December 31, 2009, December 31, 2008 and January 1, 2008 this account is detailed as follows:

Cash and Cash Equivalents	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Cash on hand	1,811,633	78,500	113,105
Bank balances	191,462,169	73,538,335	26,495,968
Time deposits	67,659,377	258,584,157	38,489,850
Other fixed-income investments	185,505,050	387,016,988	49,996,942

Total	446,438,229	719,217,980	115,095,865

Short-term deposits mature within no more than three months from their date of acquisition and accrue market interest for this type of short-term investment. Other fixed-income investments correspond primarily to transactions with agreements to resell that mature in less than 30 days. There are no restrictions as to the disposal of significant amounts of cash.

b)       The following table details the balance of cash and cash equivalents by type of currency:

Currency	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Chilean pesos	152,554,270	159,432,786	41,839,181
Argentinean pesos	11,629,007	15,309,637	5,553,727
Colombian pesos	160,969,953	133,927,140	20,396,709
Peruvian nuevos soles	13,346,169	1,920,653	2,237,065
US dollars	107,638,574	408,627,764	45,069,183
Brazilean Real	300,256	-	-

Total	446,438,229	719,217,980	115,095,865

6.       TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

Trade accounts receivable and other receivables, gross	Balance as of
	12-31-2009		12-31-2008		01-01-2008
	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable and other receivables, gross	330,921,518	66,716,465	344,887,271	153,412,332	320,361,516	95,328,090
Trade accounts receivable, gross	315,545,472	61,309,211	323,958,886	134,759,473	286,772,527	64,137,425
Other receivables, gross	15,376,046	5,407,254	20,928,385	18,652,859	33,588,989	31,190,665

Trade accounts receivable and other receivables, net	Balance as of
	12-31-2009		12-31-2008		01-01-2008
	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, net	328,265,468	66,716,465	342,260,677	153,412,332	318,419,894	95,328,090
Trade accounts receivable, net	313,854,813	61,309,211	321,332,292	134,759,473	284,830,905	64,137,425
Other receivables, net	14,410,655	5,407,254	20,928,385	18,652,859	33,588,989	31,190,665

The balances in this account do not generally accrue interest.

No individual customer makes up a significant portion of the Group’s total sales or receivables.

Refer to Note 7.1 for the amounts, terms and conditions of receivables from related parties.

As of December 31, 2009, December 31, 2008 and January 1, 2008, the balance of unimpaired past due trade receivables is as follows:

Trade accounts receivable past due and unpaid but not impaired	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$
Less than three months	2,286,695	600,325	45,533,172
Between three and six months	65,951	2,855,307	2,359,287
Between six and twelve months	105,135	5,003	74,213
Greater than twelve months	88,453	-	-
Total	2,546,234	3,460,635	47,966,672

The following table details movements in the impairment provision for trade receivables:

Trade accounts receivables past due, unpaid and impaired	Current and
Non-current
ThCh$
Balance at January 1, 2008	1,941,622
Increases (Decreases) for the year	490,055
Amounts Written-off	(129,748)
Foreign Currency Translation Differences	324,665
Balance at December 31, 2008	2,626,594
Increases (Decreases) for the year	544,674
Amounts Written-off	(94,074)
Foreign Currency Translation Differences	(421,144)
Balance at December 31, 2009	2,656,050

7.       BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions between the Company and its subsidiaries consist of customary transactions in terms of their objective and market conditions. These transactions have been eliminated in the consolidation process and are not itemized in this note.

7.1    Balances and transactions with related companies

Balances of receivables and payables between the company and its unconsolidated related companies are detailed as follows:

a)               Accounts receivable from related companies

							Balance as of
							Current			Non-Current
Taxpayer ID Number	Company	Description of transaction	Term of transaction	Nature of relationship	Currency	Country	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

94.271.000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent company	Ch$	Chile	339,995	362,058	81,054	-	-	-
96.800.570-7	Chilectra S.A.	Sale of energy	Less than 90 days	Common parent company	Ch$	Chile	23,905,151	23,879,572	-	-	-	369
96.783.910-8	Emp. Electrica de Colina	Sale of energy	Less than 90 days	Common parent company	Ch$	Chile	71,846	21,072	-	-	-	-
96.800.460-3	Luz Andes	Sale of energy	Less than 90 days	Common parent company	Ch$	Chile	7,859	1,545	-	-	-	-
96.543.670-1	Cia A. Multiser. Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	14,253	19,739	17,265,900	-	-	-
Foreign	CAM Colombia Ltda.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	10,103	18,789	57,683	-	-	-
96.529.420-1	Synapsis Soluciones y Servicios IT Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	38,129	88,763	13,569	-	-	-
Foreign	Edesur S.A.	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	3,069	4,175	-	-	-	-
Foreign	Codensa	Sale of energy	Less than 90 days	Common parent company	CPs	Colombia	33,387,059	26,451,167	19,129,564	-	-	-
Foreign	Edelnor	Sale of energy	Less than 90 days	Common parent company	Soles	Peru	7,499,676	5,645,150	2,603,199	-	-	-
Foreign	Edelnor	Services rendered	Less than 90 days	Common parent company	Soles	Peru	1,343,964	-	-	-	-	-
Foreign	Endesa Brasil S.A.	Services rendered	Less than 90 days	Associate	R$	Brazil	743	90,524	54,868	-	-	-
Foreign	Endesa Brasil S.A.	Dividends	Less than 90 days	Associate	Ch$	Brazil	156,223	-	-	-	-	-
Foreign	CIEN (Companhía Interconexao Energética S.A.)	Mercantile current account	Less than 90 days	Common parent company	US$	Brazil	773,861	993,290	6,880,788	-	-	-
Foreign	E. E. Piura	Services rendered	Less than 90 days	Common parent company	Soles	Peru	135,940	95,305	15,477	-	-	-
Foreign	Endesa Latinoamérica S.A.U.	Services rendered	Less than 90 days	Common parent company	US$	Spain	-	27,382	12,669	-	-	-
76.788.080-4	GNL Quintero S.A.	Loans	Less than 90 days	Associate	US$	Chile	-	4,923,842	42,049,275	-	-	-
Foreign	Endesa CEMSA S.A.	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	1,451,375	3,614,692	1,615,616	-	-	-
Foreign	Sociedad Portuaria Central Cartagena S.A.	Mercantile current account	Less than 90 days	Associate	CPs	Colombia	106	-	-	-	-	-
78970360-4	Agricola e Inmobiliaria Pastos Verdes Ltda.	Mercantile current account	Less than 90 days	Associate	Ch$	Chile	7,402	-	-	-	-	-
Foreign	CGTF Fortaleza	Services rendered	Less than 90 days	Common parent company	Real	Brazil	3,331	7,997	1,792	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	10,751	-	-	-	-	-

	Total						69,160,836	66,245,062	89,781,454	-	-	369

There are no secured receivables.

b)               Accounts payables to related companies

							Balance as of
							Current			Non-Current
Taxpayer ID Number	Company	Description of transaction	Term of transaction	Nature of relationship	Currency	Country	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

94.271.000-3	Enersis S.A.	Dividends	Less than 90 days	Parent company	Ch$	Chile	67,019,988	52,476,199	23,393,344	-	-	-
94.271.000-3	Enersis S.A.	Services received	Less than 90 days	Parent company	Ch$	Chile	258,550	-	-	-	-	-
96.800.570-7	Chilectra S.A.	Services received	Less than 90 days	Common parent company	Ch$	Chile	133,333	235,031	108,590	-	-	-
96.543.670-1	Cia A. Multiser. Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	775,322	30,272	1,383	-	-	-
Foreign	CAM Colombia Ltda.	Services received	Less than 90 days	Common parent company	CPs	Colombia	385,882	459,933	250,888	-	-	-
Foreign	CAM Perú S.A.	Services received	Less than 90 days	Common parent company	US$	Peru	2,280	16,621	27,863	-	-	-
96.529.420-1	Synapsis Soluciones y Servicios IT Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	1,063,880	857,747	583,572	-	-	195,828
Foreign	Synapsis de Argentina Ltda.	Services received	Less than 90 days	Common parent company	Ar$	Argentina	19,216	27,833	63,991	-	-	-
Foreign	Synapsis Perú Ltda.	Services received	Less than 90 days	Common parent company	US$	Peru	209,962	169,044	34,995	-	-	-
Foreign	Synapsis Colombia Ltda.	Services received	Less than 90 days	Common parent company	CPs	Colombia	178,602	246,280	-	-	-	-
79.913.810-7	Inmb. M. Velasco	Services received	Less than 90 days	Common parent company	Ch$	Chile	81,669	-	-	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	42,539	-	-	-	-	-
Foreign	Codensa	Energy purchase	Less than 90 days	Common parent company	CPs	Colombia	1,802,889	64,891,983	2,892,554	-	-	-
Foreign	Edelnor	Services received	Less than 90 days	Common parent company	Soles	Peru	15,611	-	82,594	-	-	-
Foreign	CTM (Compañía de Transmisión del Mercosur S.A.)	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	637,078	879,934	749,359	-	-	-
Foreign	E. E. Piura	Mercantile current account	Less than 90 days	Common parent company	Soles	Peru	8,420	-	-	-	-	-
Foreign	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Common parent company	CPs	Spain	866,168	886,946	6,465,149	-	-	-
96.806.130-5	Electrogas S.A.	Mercantile current account	Less than 90 days	Associate	Ch$	Chile	290,742	1,784,801	209,417	-	-	-
Foreign	Endesa CEMSA S.A.	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	16,761,928	14,433,685	10,312,961	-	-	-

	Total						90,554,059	137,396,309	45,176,660	-	-	195,828

There are no secured obligations.

c)               Most significant transactions and their effect on earnings

Transactions with unconsolidated related companies for the years ended December 31, 2008 and 2009 had the following effects on earnings:

Taxpayer ID Number	Company	Nature of relationship	Description of transaction	Country	12-31-2009	12-31-2008
					ThCh$	ThCh$

94.271.000-3	Enersis S.A.	Parent company	Services rendered	Chile	1,018,125	1,067,722
		Parent company	Services received	Chile	(937,096)	(1,167,488)
		Parent company	Loans	Chile	(3,065)	(98,667)
96.800.570-7	Chilectra S.A.	Common parent company	Sale of Energy	Chile	284,501,577	245,609,542
		Common parent company	Services rendered	Chile	2,975,377	2,783,160
		Common parent company	Services received	Chile	(2,189)	(785,707)
		Common parent company	Loans	Chile	616,084	-
96.783.910-8	Emp. Electrica de Colina	Common parent company	Sale of Energy	Chile	42,553	17,708
		Common parent company	Services rendered	Chile	260	-
78.970.360-4	Agricola Pastos Verdes	Common parent company	Services rendered	Chile	34,531	-
96.543.670-1	Cia A. Multiser. Ltda.	Common parent company	Services rendered	Chile	14,254	4,902
Foreign	CAM Colombia Ltda.	Common parent company	Services rendered	Colombia	52,013	73,208
		Common parent company	Services received	Colombia	(529,150)	(833,906)
Foreign	CAM Perú S.A.	Common parent company	Services received	Peru	(27,810)	(71,909)
96.529.420-1	Synapsis Soluciones y Servicios IT Ltda.	Common parent company	Services rendered	Chile	1,215,838	198,769
		Common parent company	Services received	Chile	(2,373,902)	(2,860,109)
Foreign	Synapsis de Argentina Ltda.	Common parent company	Services received	Argentina	(70,067)	(98,013)
Foreign	Synapsis Perú Ltda.	Common parent company	Services received	Peru	(426,060)	(458,535)
Foreign	Synapsis Colombia Ltda.	Common parent company	Services received	Colombia	(706,149)	(784,088)
Foreign	Edesur S.A.	Common parent company	Sale of Energy	Argentina	40,377	-
96.800.460-3	Luz Andes	Common parent company	Sale of Energy	Chile	13,080	1,298
		Common parent company	Services rendered	Chile	25	-
Foreign	Codensa	Common parent company	Sale of Energy	Colombia	137,288,265	93,237,414
		Common parent company	Services rendered	Colombia	89,794	104,362
		Common parent company	Services received	Colombia	(340,033)	(523,660)
		Common parent company	Loans	Colombia	(1,799,469)	(184,570)
		Common parent company	Electricity tolls	Colombia	(20,387,037)	(18,341,786)
Foreign	Edelnor	Common parent company	Sale of Energy	Peru	77,262,815	42,033,260
		Common parent company	Electricity tolls	Peru	(104,129)	-
Foreign	Endesa Brasil S.A.	Associate	Services rendered	Brazil	405,901	981,558
Foreign	Endesa Servicios S.L.U.	Common parent company	Services received	Spain	(2,063)	-
Foreign	E. E. Piura	Common parent company	Sale of Energy	Peru	929,179	93,073
		Common parent company	Purchase of energy	Peru	(1,214,205)	-
		Common parent company	Services rendered	Peru	41,403	9,928
Foreign	Generalima S.A.	Common parent company	Services rendered	Peru	111,514	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Common parent company	Electricity tolls	Colombia	(315,525)	-
96.806.130-5	Consorcio Ara-Ingendesa Ltda.	Common parent company	Services rendered	Chile	-	505,331
76.788.080-4	GNL Quintero S.A.	Associate	Loans	Chile	(247,192)	1,748,868
		Associate	Sale of Energy	Chile	398,267	-
		Associate	Services rendered	Chile	37,651	-
Foreign	Endesa CEMSA S.A.	Associate	Sale of Energy	Argentina	12,489,207	20,669,866
		Associate	Purchase of energy	Argentina	(89,810)	(94,195)
		Associate	Gas consumption	Argentina	(55,180,792)	-
Foreign	Central Generadora Termoeléctrica de Fortaleza S.A.	Common parent company	Services rendered	Brazil	33,715	43,951
96.806.130-5	Electrogas S.A.	Associate	Gas tolls	Chile	(1,239,471)	(4,576,224)

			Total		433,616,591	378,305,063

Short-term funds transfers between related parties are structured using current accounts, for which a monthly variable interest rate has been established, based on market conditions. Receivables and payables originated in this way are essentially due in 30 days, automatically renewable for equal periods and amortized based on cash flow generation.

7.2    Board of directors and key management personnel

Endesa Chile is managed by a Board of Directors composed of nine members, who hold their positions for three years and may be reelected.

The Board of Directors was elected in the Ordinary Shareholders’ Meeting on April 15, 2009.  The Chairman, Vice Chairman and Secretary of the Board were appointed in a Board meeting held that same day.

a)                  Accounts receivable and payable and other transactions

•         Accounts receivable and payable

There are no outstanding receivable or payable balances between the Company and its Directors and Group Management.

•         Other transactions

There are no transactions between the Company and its Directors and Group Management.

b)                  Compensation of Directors

In conformity with article 33 of Law No. 18,046 of the Corporations Law, the compensation of the Board of Directors is set annually by shareholders of Endesa Chile at the Ordinary Shareholders’ Meeting. The benefits described below regarding the methodology used to determine compensation has not changed since 2001.

Accordingly, compensation is determined as follows:

-               UF 55 as unconditional fixed monthly compensation, and

-               UF 36 for attending each meeting.

In both cases, these amounts are increased by 100% for the Chairman and 50% for the Vice Chairman.

If a Director of Endesa Chile also participates in more than one Board of Directors of its subsidiaries and/or associates, either in Chile or abroad, or acts as a director or advisor to other Chilean or foreign companies or legal entities in which Endesa Chile directly or indirectly holds any interest, he may only receive compensation from one of these Boards of Directors or Managing Councils.

The executives of Endesa Chile and/or its subsidiaries or associates, either in Chile or abroad, shall not receive compensation or allowances for acting as directors of any of Endesa Chile’s subsidiaries, associates or interests in any way, either in Chile or abroad.

Directors' committee

Each member of the Directors’ Committee receives an allowance of UF 36 for each meeting attended, with a maximum of twelve meetings per year.

Audit committee

Each member of the Audit Committee receives an allowance of UF 36 for each meeting attended, with a maximum of twelve meetings per year. Audit Committee compensation has remained constant since its creation in 2005.

The following table details the Board of Directors’ compensation for the 2009 and 2008 years:

Name	Position	12-31-2009
		Period in position	Board of Endesa Chile	Board of Subsidiaries	Directors' Committee	Audit Committee	Variable based on Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/09 - 10/28/09	39,720	-	9,818	-	-
Paolo Bondi	Vice Chairman	07/28/09 - 12/31/09	-	-	-	-	-
Juan Gallardo Cruces	Vice Chairman	01/01/09 - 03/26/09	-	-	-	-	-
Andrea Brentan	Vice Chairman	03/26/09 - 07/28/09	-	-	-	-	-
Francesco Buresti	Director	01/01/09 - 12/31/09	-	-	-	-	-
Pío Cabanillas Alonso	Director	01/01/09 - 03/26/09	-	-	-	-	-
Fernando D'Ornellas Silva	Director	01/01/09 - 07/28/09	12,640	-	-	2,276	-
Jaime Estévez Valencia	Director	01/01/09 - 12/31/09	22,528	-	10,575	3,786	-
Borja Prado Eulate	Director	01/01/09 - 12/31/09	18,000	-	-	2,276	-
Raimundo Valenzuela Lang	Director	01/01/09 - 03/26/09	4,844	-	1,514	-	-
Leonidas Vial Echeverría	Director	01/01/09 - 12/31/09	22,528	-	-	-	-
José María Calvo-Sotelo Ibañez-Martín	Director	03/26/09 - 12/31/09	-	-	-	-	-
Gerardo Jofré Miranda	Director	04/15/09 - 12/31/09	16,763	-	8,294	-	-
Luis de Guindos Jurado	Director	07/28/09 - 12/31/09	8,523	-		754	-

TOTAL			145,546	-	30,201	9,092	-

Name	Position	12-31-2008
		Period in position	Board of Endesa Chile	Board of Subsidiaries	Directors' Committee	Audit Committee	Variable based on Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/08 - 12/31/08	43,258	-	8,405	-	-
Juan Gallardo Cruces	Vice Chairman	04/02/08 - 12/31/08	-	-	-	-	-
Jaime Estévez Valencia	Director	01/01/08 - 12/31/08	21,251	-	7,652	6,118	-
Leonidas Vial Echeverría	Director	01/01/08 - 12/31/08	20,490	-	-	-	-
Raimundo Valenzuela Lang	Director	01/01/08 - 12/31/08	20,486	-	6,883	-	-
Carlos Torres Vila	Director	01/01/08 - 03/30/08	5,284	-	-	-	-
Enrique García Alvarez	Director	01/01/08 - 03/30/08	5,829	-	-	2,306	-
José Fernández Olano	Director	01/01/08 - 03/30/08	5,829	-	-	2,306	-
Rafael Español Navarro	Director	01/01/08 - 03/30/08	5,829	-	-	-	-
Jose Maria Calvo-Sotelo	Director	01/01/08 - 03/30/08	5,829	-	-	-	-
Borja Prado Eulate	Director	04/02/08 - 12/31/08	15,424	-	-	1,528	-
Fernando D'Ornellas Silva	Director	04/02/08 - 12/31/08	13,914	-	-	3,808	-
Francesco Buresti	Director	04/02/08 - 12/31/08	-	-	-	-	-
Pío Cabanillas Alonso	Director	04/02/08 - 12/31/08	-	-	-	-	-

TOTAL			163,423	-	22,940	16,066	-

c)      Guarantees established by the Company in favor of the Directors

The Company has established no guarantees in favor of the Directors.

7.3    Compensation of key management personnel

a)       Compensation received by key management personnel

Key Management Personnel
Name	Position
Joaquín Galindo Vélez	Chief Executive Officer (1)
Claudio Iglesis Guillard	Generation Manager Chile
Juan Benabarre Benaiges	Regional Production and Transmission Manager
José Venegas Maluenda	Regional Trading and Sales Manager
Eduardo Escaffi Johnson	Chief Financial Officer (2)
Julio Valbuena Sánchez	Planning and Control Manager
Renato Fernández Baeza	Communications Manager
Sebastián Fernández Cox	Regional Energy Planning Manager
Carlos Martín Vergara	General Counsel

(1)     Mr. Galindo assumed his role as General Manager on November 20, 2009.

(2)     Mr. Escaffi assumed his role as Chief Financial Officer on September 24, 2009.

Compensation accrued by key management personnel amounts to ThCh$ 1,905,095 for the year ended December 31, 2009 (ThCh$ 2,490,689 as of December 31, 2008). This compensation includes salaries and estimated benefits, both short-term (yearly bonus) and long-term (principally staff severance indemnity).

Incentive plans for principal executives and managers

Endesa Chile has a yearly bonus plan for its executives based on their ability to meet objectives and their individual contribution to the company’s results.  This plan defines a range of bonuses based on each executive's level within the company's hierarchy. Bonuses eventually given to executives consist of a certain number of monthly gross salaries.

b)       Guarantees established by the Company in favor of Endesa Chile Management

The Company has not established any guarantees in favor of Endesa Chile’s Management.

c)       Guarantee clauses:  Endesa Chile's Managing Council and Management

•         Guarantee clauses in case of dismissal or changes of control

No guarantee clauses exist.

•         Post contract non-competition clause

No such agreements exist.

7.4    Compensation plans linked to share price

The Company has not agreed on any share-price-linked compensation plans with the Board of Directors.

8.       INVENTORIES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

Classes of Inventory	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Supplies for production	40,179,588	49,141,746	55,282,262

Total	40,179,588	49,141,746	55,282,262

No inventory has been pledged to guarantee debt.

9.       CURRENT TAX RECEIVABLES AND PAYABLES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

Receivables for current taxes

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Monthly provisional tax payments	260,857	2,562,854	18,819,554
VAT tax credit	39,172,644	47,570,155	44,999,310
Tax credit for absorbed profits	-	-	4,035,977
Tax credits for training expenses	84,684	-	64,111
Other	4,874,113	4,778,895	7,436,538

Total	44,392,298	54,911,904	75,355,490

Payables for current taxes

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Income taxes	99,147,311	55,587,062	15,364,487
VAT tax debit	15,957,390	17,231,231	10,521,839
Stamp tax	-	2,575,390	-
Tax provision	983,240	1,263,637	1,050,586
Other	7,857,491	7,308,928	2,669,296

Total	123,945,432	83,966,248	29,606,208

10.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

As stated in Note 3e, as of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Balances
	Current			Non-Current
Available-for-Sale Financial Assets	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Investments in listed companies	-	-	-	63,918	8,629	8,684
Investments in unlisted companies	-	-	-	2,423,878	2,423,878	2,432,765
			-
Total	-	-	-	2,487,796	2,432,507	2,441,449

11.    INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD AND JOINTLY-CONTROLLED COMPANIES

11.1 Equity method accounted investment in associates

a)       The following table details the Group’s principal investments accounted for using the equity method and their movements during 2009 and 2008:

Movements in investments in associates	Country of origin	Functional Currency	Ownership interest	Balance as of 12/31/08	Additions	Share of profit (loss)	Dividends received	Foreign Currency Translation	Other comprehensive income Increase (Decrease)	Balance as of 12/31/2009

Electrogas S.A.(1)	Chile	US Dollar	0.0213%	4,275	-	1,632	(1,291)	(841)	-	3,775
Inversiones Electrogas	Chile	Chilean Peso	42.5000%	9,065,667	-	2,871,709	(3,202,586)	(915,853)	-	7,818,937
Endesa Brasil S.A.	Brazil	Brazilian Real	40.4485%	497,656,990	-	96,139,414	(74,292,028)	33,574,679	(1,174,592)	551,904,463
GNL Quintero S.A.	Chile	US Dollar	20.0000%	24,126,683	-	(825,889)	-	(4,508,852)	(8,664,477)	10,127,465
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.0000%	4,592,900	-	186,494	-	(1,481,614)	-	3,297,780
Distrilec	Argentina	Argentinean Peso	0.8900%	1,256,515	-	84,476	(33,669)	(362,451)	-	944,871

			Totals	536,703,030	-	98,457,836	(77,529,574)	26,305,068	(9,839,069)	574,097,291

Movements in investments in associates	Country of origin	Functional Currency	Ownership interest	Balance as of 1/1/08	Additions	Share of Profit (Loss)	Dividends Received	Foreign Currency Translation	Other comprehensive income Increase (Decrease)	Balance as of 12/31/2008

Electrogas S.A.(1)	Chile	US Dollar	0.0213%	3,406	-	1,620	(1,022)	271	-	4,275
Inversiones Electrogas	Chile	Chilean Peso	42.5000%	7,335,639	-	3,184,266	(1,263,179)	(191,059)	-	9,065,667
Endesa Brasil S.A.	Brazil	Brazilian Real	40.4485%	467,658,560	-	78,733,060	(29,213,215)	(15,086,214)	(4,435,201)	497,656,990
GNL Quintero S.A.	Chile	US Dollar	20.0000%	1,590,042	17,778,818	(618,726)	-	404,940	4,971,609	24,126,683
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.0000%	3,488,806	-	692,884	-	411,210	-	4,592,900
Distrilec	Argentina	Argentinean Peso	0.8900%	942,687	-	138,486	-	175,342	-	1,256,515

			Totals	481,019,140	17,778,818	82,131,590	(30,477,416)	(14,285,510)	536,408	536,703,030

(1)  The Group exercises significant influence indirectly through the 42.5% ownership interest held in Inversiones Electrogas S.A. which is the immediate parent company of Electrogas S.A. holding a 99.95% of ownership interest.

b)       The main movements in investments in associates during 2009 and 2008 are detailed below:

2009

During year 2009, there were no significant changes in the Company’s ownership of its investments in associates.

2008

1)     On July 15, 2008, the Company subscribed capital of US$35,680,377 in GNL Quintero S.A., equivalent to ThCh$ 17,778,818, by capitalizing loans, thus maintaining its 20% interest.

2)     On August 20, 2008, the Company contributed capital of US$1,000,000 to GNL Chile S.A., equivalent to ThCh$528,191, thus maintaining its 33.33% interest.

c)       Additional financial information about the investments in associates

- Significant influence investments.

The following tables detail financial information as of December 31, 2009 and December 31, 2008 from the financial statements of the companies in which Endesa Chile exercises significant influence:

Significant influence investments	December 31, 2009
	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	168,678	54,486,842	-	(47,327,120)	19,339,396	(18,924,965)	414,431
Inversiones Electrogas S.A.	42.50%	18,471,729	-	-	(74,230)	6,940,967	(184,004)	6,756,963
Endesa Brasil	40.45%	2,406,346,709	893,078,804	(1,141,081,701)	(577,155,133)	1,711,404,371	(1,269,421,973)	441,982,398
Distrilec	0.89%	106,162,474	1,318,727	-	(1,315,925)	9,520,678	(28,947)	9,491,731
GNL Quintero S.A.	20.00%	562,965,213	28,098,229	(334,839,224)	(205,586,895)	12,893,075	(17,022,519)	(4,129,444)
Electrogas S.A. (1)	0.02%	5,606,476	41,393,766	(8,210,466)	(21,027,132)	13,510,320	(5,830,170)	7,680,150

Significant influence investments	December 31, 2008
	Ownership interest	Long-term assets	Current assets	Long-term liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	548,162	46,807,941	-	(37,149,659)	5,108,385	(3,568,643)	1,539,742
Inversiones Electrogas S.A.	42.50%	21,393,734	-	-	(62,753)	7,618,787	(126,396)	7,492,391
Endesa Brasil	40.45%	2,187,028,374	841,131,699	(1,051,650,796)	(569,657,502)	1,618,797,054	(1,424,146,899)	194,650,155
Distrilec	0.89%	141,241,547	2,212	-	(62,299)	15,560,224	-	15,560,224
GNL Quintero S.A.	20.00%	586,921,507	48,609,505	(489,922,026)	(24,975,571)	-	(3,093,630)	(3,093,630)
Electrogas S.A. (1)	0.02%	47,753,926	4,189,072	(25,977,552)	(5,847,799)	14,006,127	(6,382,598)	7,623,529

(1)     The significant influence is carried out through a 42.5% indirect interest that the Group owns on Inversiones Electrogas S.A., a 99.95% owner of Electrogas S.A.

The associates shares are not listed or sold through public exchanges.

An associate with an accumulated deficit at December 31, 2009, 2008 and 2007 was GNL Chile S.A:, and accordingly, a provision was recorded for ThCh$(2,552,867), ThCh$ (2,244,759) and ThCh$ (1,709,028), respectively.

The accompanying Appendix 3 to these notes to the consolidated financial statements further describes the business activities of the associates, as well as the ownership percentages.

11.2 Jointly-controlled companies

The following tables detail financial information as of December 31, 2009 and December 31, 2008 from the financial statements of the jointly-controlled companies in which Endesa Chile participates that have been used in the consolidation process:

	December 31, 2009
	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	86,908,393	8,111,503	-	(37,110,402)	-	(5,994,070)	(5,994,070)
Transquillota Ltda.	50.00%	10,198,482	1,288,870	(876,728)	(1,480,132)	2,327,365	(1,207,963)	1,119,402
GasAtacama S.A.	50.00%	316,349,774	114,435,232	(42,467,600)	(187,877,000)	343,304,368	(319,108,438)	24,195,930

	December 31, 2008
	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	61,671,245	8,981,534	(165,087)	(6,584,072)	-	(2,860,539)	(2,860,539)
Transquillota Ltda.	50.00%	11,158,610	2,195,498	(1,076,759)	(4,267,259)	1,391,918	(654,610)	737,308
GasAtacama S.A.	50.00%	397,241,564	140,024,772	(233,117,138)	(83,824,330)	553,663,581	(540,477,046)	13,186,535

12.    INTANGIBLE ASSETS

12.1 Intangible Assets

The following tables detail the balances within this account as of December 31, 2009 and December 31, 2008:

Intangible Assets, Net	12-31-2009	12-31-2008
	ThCh$	ThCh$

Intangible Assets, Net	148,183,957	76,954,412
Goodwill	105,545,382	38,588,410
Identifiable Intangible Assets, Net	42,638,575	38,366,002
Development costs	12,330	17,123
Easements	2,695,227	1,420,607
Water Rights	12,240,545	10,452,421
Concessions	16,641,396	18,751,630
Patents, Registered Trademarks and other Rights	6,837,850	5,310,438
Computer Software	3,549,640	1,546,953
Other Identifiable Intangible Assets	661,587	866,830

Intangible Assets, Gross	12-31-2009	12-31-2008
	ThCh$	ThCh$

Intangible Assets, Gross	186,419,729	114,143,569
Goodwill	105,545,382	38,588,410
Identifiable Intangible Assets, Gross	80,874,347	75,555,159
Development Costs	25,522	32,031
Easements	3,256,459	1,991,434
Water Rights	15,180,923	13,444,132
Concessions	39,246,752	39,246,752
Patents, Registered Trademarks and other Rights	8,535,504	6,803,664
Computer Software	11,204,003	10,415,650
Other Identifiable Intangible Assets	3,425,184	3,621,496

Accumulated Amortization and Impairment	12-31-2009	12-31-2008
	ThCh$	ThCh$

Total Accumulated Amortization and Impairment	(38,235,772)	(37,189,157)
Development Costs	(13,192)	(14,908)
Easements	(561,232)	(570,827)
Water Rights	(2,940,378)	(2,991,711)
Concessions	(22,605,356)	(20,495,122)
Patents, Registered Trademarks and other Rights	(1,697,654)	(1,493,226)
Computer Software	(7,654,363)	(8,868,697)
Other Identifiable Intangible Assets	(2,763,597)	(2,754,666)

Intangible assets have experienced the following movements during the 2009 and 2008 periods:

                   2009

Movements in Intangible Assets	Development costs, net	Easements, net	Water rights, net	Concessions, net	Patents, Registered Trademarks and other Rights, net	Computer software, net	Other Identifiable Intangible Assets, net	Intangible Assets, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning Balance as of 01/01/2009	17,123	1,420,607	10,452,421	18,751,630	5,310,438	1,546,953	866,830	38,366,002
Movements in identifiable intangible assets
Additions	-	922,067	3,647,682	-	411,575	104,405	125,972	1,564,019
Retirements, sales, disposition	-	-	-	-	(17,512)	-	-	(17,512)
Amortization	(1,333)	(557)	(346,002)	(2,110,244)	(226,916)	(448,816)	(235,467)	(3,369,335)
Exchange differences increase (decrease)	(3,461)	(96)	(1,513,556)	-	(907,664)	(13,909)	(66,084)	(2,504,770)
Other increases (decreases)	1	353,206	-	10	2,267,929	2,361,007	(29,664)	8,600,171
Total movements in identifiable intangible assets	(4,793)	1,274,620	1,788,124	(2,110,234)	1,527,412	2,002,687	(205,243)	4,272,573

Ending Balance Identifiable Intangible Assets as of 12/31/2009	12,330	2,695,227	12,240,545	16,641,396	6,837,850	3,549,640	661,587	42,638,575

Ending Balance Goodwill (Note 12.2)								105,545,382

Ending Balance Identifiable Intangible Assets as of 12/31/2009								148,183,957

                   2008

Movements in intangible assets	Development costs	Easements	Water rights	Concessions	Patents, Registered Trademarks and other Rights	Computer software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning Balance as of 01/01/2008	14,656	922,188	10,482,238	18,753,180	5,395,130	4,661,120	696,195	40,924,707
Movements
Additions	-	-	1,360,102	-	480,782	473,010	80,000	2,393,894
Amortization	(1,649)	-	(699,006)	(2,779,564)	(259,476)	(223,513)	(10,132)	(3,973,340)
Exchange differences increase (decrease)	819	-	-	-	6,895	61,912	3,724	73,350
Other increases (decreases)	3,297	498,419	(690,913)	2,778,014	(312,893)	(3,425,576)	97,043	(1,052,609)
Total movements	2,467	498,419	(29,817)	18,751,630	(84,692)	(3,114,167)	169,085	(2,558,705)

Ending Balance identifiable intangible assets as of 12/31/2008	17,123	1,420,607	10,452,421	18,751,630	5,310,438	1,546,953	866,830	38,366,002

Ending Balance Goodwill (Note 12.2)								38,588,410

Ending Balance Identifiable Intangible Assets as of 12/31/2008								76,954,412

Based on estimates and projections available to the Group’s Management, projections of cash flows attributable to intangible assets allow the net value of these assets recorded as of December 31, 2009 to be recovered.  No amounts have been committed to acquire intangible assets.

12.2 Goodwill

The following table details goodwill that has been allocated to the diverse Cash Generating Units or groups of Cash Generating Units and its movements during 2009 and 2008:

Company	Beginning Balance 01/01/2009	Additions	Foreign Currency Translation	Final Balance 12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A.	3,139,337	-	-	3,139,337
Endesa Costanera S.A.	4,556,780	-	(1,266,688)	3,290,092
Southern Cone Power Argentina S.A.	3,779,030	-	(1,045,539)	2,733,491
Hidroeléctrica El Chocón S.A.	19,586,941	-	(5,410,532)	14,176,409
San Isidro S.A.	1,516,768	-	-	1,516,768
Edegel S.A. (1)	553,603	81,370,212	(6,003,555)	75,920,260
Emgesa S.A.E.S.P.	5,437,195	-	(681,862)	4,755,333
GasAtacama S.A.	18,756	-	(5,064)	13,692

Total	38,588,410	81,370,212	(14,413,240)	105,545,382

Company	Beginning Balance 01/01/2008	Additions	Foreign Currency Translation	Final Balance 12/31/2008
	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A.	3,139,337	-	-	3,139,337
Endesa Costanera S.A.	3,684,244	-	872,536	4,556,780
Southern Cone Power Argentina S.A.	3,232,176	-	546,854	3,779,030
Hidroeléctrica El Chocón S.A.	16,492,236	-	3,094,705	19,586,941
San Isidro S.A.	1,516,768	-	-	1,516,768
Edegel S.A.	453,128	-	100,475	553,603
Emgesa S.A.E.S.P.	4,727,060	-	710,135	5,437,195
GasAtacama S.A.	17,155	-	1,601	18,756

Total	33,262,104	-	5,326,306	38,588,410

Based on estimates and projections available to Endesa Chile’s Management, projections of cash flows attributable to Cash Generating Units or groups of Cash Generating Units to which goodwill has been allocated permit their value to be recovered. (See Note 3 c).

(1)   The addition in Edegel originated from an acquisition which took place in October 2009, as further described in note 22.7. Previously, Edegel has been already been consolidated under the global integration method.

13.    PROPERTY, PLANT AND EQUIPMENT

a)       This account is detailed as follows:

Classes of Property, Plant and Equipment, Net	12-31-2009	12-31-2008
	ThCh$	ThCh$

Property, Plant and Equipment, Net	4,326,989,360	4,540,894,618
Construction in Progress	536,448,556	462,213,152
Land	60,524,427	56,987,967
Buildings	469,701,385	557,198,261
Plant and Equipment	3,204,840,870	3,397,049,290
IT Equipment	2,644,074	3,606,127
Fixtures and Fittings	6,763,919	7,853,672
Motor Vehicles	813,545	1,212,948
Other Property, Plant and Equipment	45,252,584	54,773,201

Classes of Property, Plant and Equipment, Gross	12-31-2009	12-31-2008
	ThCh$	ThCh$

Property, Plant and Equipment, Gross	7,180,903,160	7,369,485,476
Construction in Progress	536,448,556	462,213,152
Land	60,524,427	56,987,967
Buildings	636,044,699	740,938,679
Plant and Equipment	5,856,864,944	6,005,459,847
IT Equipment	12,121,154	13,250,504
Fixtures and Fittings	18,887,548	20,976,543
Motor Vehicles	3,370,794	4,015,203
Other Property, Plant and Equipment	56,641,038	65,643,581

Classes of Accumulated Depreciation and Impairment, Property, Plant and Equipment	12-31-2009	12-31-2008
	ThCh$	ThCh$

Total Accumulated Depreciation and Impairment, Property, Plant and Equipment	(2,853,913,800)	(2,828,590,858)
Buildings	(166,343,314)	(183,740,418)
Plant and Equipment	(2,652,024,074)	(2,608,410,557)
IT Equipment	(9,477,080)	(9,644,377)
Fixtures and Fittings	(12,123,629)	(13,122,871)
Motor Vehicles	(2,557,249)	(2,802,255)
Other Property, Plant and Equipment	(11,388,454)	(10,870,380)

b)       Property, Plant and Equipment during 2009 and 2008 is detailed as follows:

Movement 2009		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Beginning balance as of January 1, 2009		462,213,152	56,987,967	557,198,261	3,397,049,290	3,606,127	7,853,672	1,212,948	54,773,201	4,540,894,618
Movements	Additions	372,901,552	113,678	-	4,456,668	471,729	453,928	140,131	10,018,271	388,555,957
	Retirements		(4,639)	-	-	(9,967)	-	(54,916)	-	(69,522)
	Depreciation expense	-	-	(14,471,283)	(174,260,775)	(1,166,463)	(871,015)	(328,701)	(1,674,503)	(192,772,740)
	Impairment losses recorded on earnings	-	-	-	(43,999,600)	-	-	-	-	(43,999,600)
	Foreign currency translation	(8,328,806)	(3,731,792)	(82,185,495)	(261,704,168)	(281,061)	(760,511)	(137,722)	(6,969,535)	(364,099,090)
	Other increases (decreases)	(290,337,342)	7,159,213	9,159,902	283,299,455	23,709	87,845	(18,195)	(10,894,850)	(1,520,263)
	Total movements	74,235,404	3,536,460	(87,496,876)	(192,208,420)	(962,053)	(1,089,753)	(399,403)	(9,520,617)	(213,905,258)
Ending balance as of December 31, 2009		536,448,556	60,524,427	469,701,385	3,204,840,870	2,644,074	6,763,919	813,545	45,252,584	4,326,989,360

Movement 2008		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Beginning Balance as of January 1, 2008		274,941,230	52,164,508	477,371,309	3,187,281,527	3,636,033	12,964,017	1,191,607	48,974,093	4,058,524,324
Movements	Additions	286,791,216	696,487	357,008	41,916,856	446,865	4,790,143	146,428	9,530,142	344,675,145
	Disposals	(5,521,137)	-	-	(128,144)	-	-	(9,153)	(12,349)	(5,670,783)
	Retirements	-	(25,839)	-	(462,827)	(10,970)	(72,298)	(124,671)	-	(696,605)
	Depreciation expense	-		(13,425,174)	(165,156,698)	(1,636,317)	(677,560)	(362,388)	(1,373,098)	(182,631,235)
	Foreign currency translation	13,490,691	3,385,722	92,745,934	279,845,504	909,146	751,092	312,385	9,142,866	400,583,340
	Other increases (decreases)	(107,488,848)	767,089	149,184	53,753,072	261,370	(9,901,722)	58,740	(11,488,453)	(73,889,568)
	Total movements	187,271,922	4,823,459	79,826,952	209,767,763	(29,906)	(5,110,345)	21,341	5,799,108	482,370,294
Ending balance as of December 31, 2008		462,213,152	56,987,967	557,198,261	3,397,049,290	3,606,127	7,853,672	1,212,948	54,773,201	4,540,894,618

c)       Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Chile, the construction of the Bocamina II Coal-fired Thermoelectric Power Plant with capacity of 370 MW stands out among other projects. The project Central Térmica Quintero, consisting primarily of an open-cycle plant will operate similarly as GNL with a diesel fuel plant with capacity of 257 MW. Such project has been finalized and put into operation in September 2009. The Canela II Wind Park Expansion project with 40 wind generators with 60 MW capacity, has been finalized and put in operation in December 2009, reinforcing Endesa Chile's commitment to the environment by developing non-conventional renewable energies (NCREs).

In Peru, the Santa Rosa Open Cycle Thermoelectric Power Plant, with a capacity of 200 MW. This plant will operate using natural gas from Camisea. This project was completed and put in operations in September 2009.

d)       Finance leases

As of December 31, 2009 and December 31, 2008, tangible assets amount to ThCh$ 132,693,768 and ThCh$ 141,719,601, respectively, which are the net book values of the assets under finance leases.

The present values of future payments on finance lease arrangements are detailed below:

	12-31-2009			12-31-2008
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	12,798,056	3,166,125	9,631,931	8,948,699	1,556,924	7,391,775
Between 1 and 5 years	54,192,355	12,146,544	50,048,302	62,532,208	4,090,560	58,441,648
More than 5 years	48,383,017	7,089,994	41,293,023	53,025,710	7,122,121	45,903,589
Total	115,373,428	22,402,663	92,970,765	124,506,617	12,769,605	111,737,012

Assets under financing leases are mostly comprised of the following:

1.   Endesa Chile S.A.: Corresponds to a contract for the installation of an electric transmission line (Ralco-Charrúa 2X220 KV), entered into by the Company and Abengoa Chile S.A. Such contract has a 20-year duration and bears interest at an annual rate of 6.5%.

2.   Edegel S.A.: Corresponds to contracts for financing the project of converting the Etevensa plant from thermoelectric to combined-cycle. Such financing has been entered into by the subsidiary, Instituciones Financieras Banco de Crédito del Perú and BBVA - Banco Continental. Such contracts have an 8-years duration and bear interest at an annual rate of LIBOR plus 3.0% and LIBOR plus 2.5%, respectively.

e)       Operating leases

Future payments on operating lease arrangements as of December 31, 2009 and December 31, 2008 are detailed below:

	12-31-2009	12-31-2008
	ThCh$	ThCh$
Less than one year	1,464,087	1,854,326
Between 1 and 5 years	6,069,375	6,020,093
More than 5 years	7,166,850	6,983,257
Total	14,700,312	14,857,676

f)        Other information

1.     As of December 31, 2009 and December 31, 2008, Endesa Chile and subsidiaries maintain commitments to acquire tangible assets totaling ThCh$ 221,189,921 and ThCh$ 239,936,558, respectively.

2.     As of December 31, 2009 and December 31, 2008, the Group's fixed assets pledged to guarantee liabilities amounts to ThCh$ 261,444,289 and ThCh$ 163,505,942, respectively (See Note 30).

3.     The Company and its Chilean and foreign subsidiaries have contracted an all-risk, earthquake and equipment breakdown insurance policy with a limit of ThUS$ 200,000, including coverage for business interruption damages. The premiums for this policy are recorded proportionally by each company within prepaid expenses.

4.     GasAtacama, in which Endesa Chile has a 50% interest consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased during the final months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of a contract with distributor Emel. On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$ 110 million was recorded for this investment.

5.     The current situation regarding long-lived assets, mostly plants and infrastructure constructed with the purpose of providing energy resources for the SIC system from year 1998, has changed, principally due to the installation of new thermal plants in the SIC, the arrival of GNL, and the estimated development of new projects. This situation has created an environment of excess supply for future years resulting in the expectation that some of these assets will not be used. Accordingly, at December 31, 2009 the Company has recorded an impairment provision for these assets for ThCh$ 43,999,600.

14.    DEFERRED TAX

a)             The origin of the deferred taxes recorded as of December 31, 2009 and December 31, 2008, are detailed as follows:

Temporary Difference	Deferred Tax Assets		Deferred Tax Liabilities
	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$

Deferred Taxes Relating to Depreciation	55,005,317	69,160,071	314,023,981	376,579,224
Deferred Taxes Relating to Amortization	-	-	6,873,797	7,659,391
Deferred Taxes Relating to Accruals	595,379	673,766	15,800,898	15,176,010
Deferred Taxes Relating to Provisions	13,842,035	16,389,177	63,521	-
Deferred Taxes Relating to Post-employment benefit obligations	32,238	-	805,392	984,434
Deferred Taxes Relating to Revaluations of Financial Instruments	116,452	393,823	293,219	-
Deferred Taxes Relating to Tax Losses	14,874,363	17,929,546	-	-
Deferred Taxes Relating to Others	10,458,342	5,780,001	10,015,811	(1,024,674)

Total	94,924,126	110,326,384	347,876,619	399,374,385

b)             The following table details the movements of “Deferred tax” accounts within the consolidated statement of financial position during 2009 and 2008:

Deferred tax movements	Assets	Liabilities
	ThCh$	ThCh$
Balance as of January 1, 2008	96,612,703	360,951,167
Increase (decrease) in profit or loss	7,897,819	12,501,699
Increase (decrease) in equity	710,637	(9)
Foreign currency translation	5,105,225	25,921,528
Balance as of December 31, 2008	110,326,384	399,374,385
Increase (decrease) in earnings	(672,698)	(22,160,048)
Increase (decrease) in equity	(2,219,677)	133,193
Foreign currency translation	(12,509,883)	(29,470,911)
Balance as of December 31, 2009	94,924,126	347,876,619

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

c)             As of December 31, 2009 and December 31, 2008, the Group has not recognized deferred tax assets related to tax losses of ThCh$ 4,191,442 and ThCh$ 6,663,979, respectively. Tax losses associated with these amounts do not expire.

Endesa Chile has not recorded deferred tax liabilities related to undistributed net income from subsidiaries, associates and jointly-controlled companies in which the position of control that it exercises over these companies enables it to manage their reversal and it is likely that they will not reverse in the foreseeable future. As of December 31, 2009, the total amount of this unrecorded temporary difference amounted to ThCh$164,712,571.

The Group may be subject to income tax audits by tax authorities in their respective countries. These audits are limited to a certain number of tax years and once this period has lapsed, such inspections generally expire. Tax audits, by nature, are often complex and may extend over several years. The following table summarizes the tax periods that are potentially subject to audit:

Country	Period
Chile	2007-2009
Argentina	2005-2009
Colombia	2003-2009
Peru	2006-2009

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified. Nevertheless, Endesa Chile’s Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies' future results.

The effect of deferred taxes of components of other comprehensive income for the years 2009 and 2008 are as follows:

Deferred tax effects of components of other comprehensive income	12-31-2009			12-31-2008
	Amounts before tax	Income tax expense (benefit)	Amounts after tax	Amounts before tax	Income tax expense (benefit)	Amounts after tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial assets	55,354	(9,563)	45,791	(55)	9	(46)
Cash flow hedge	226,196,062	(39,140,071)	187,055,991	(331,840,685)	58,245,740	(273,594,945)
Foreign currency translation	(251,677,776)	-	(251,677,776)	168,702,437	-	168,702,437
Share of other comprehensive income of associates	14,045,893	2,403,087	16,448,980	(13,749,102)	-	(13,749,102)
Actuarial income on defined benefit pension plans	(1,143,392)	152,058	(991,334)	(1,884,234)	218,879	(1,665,355)

Total	(12,523,859)	(36,594,489)	(49,118,348)	(178,771,639)	58,464,628	(120,307,011)

15.    INTEREST-BEARING LOANS

a)             The short and long-term detail of this account as of December 31, 2009, December 31, 2008 and January 1, 2008, is as follows:

	12-31-2009		12-31-2008		01-01-2008
Classes of Interest-Bearing Loans	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	345,355,943	1,791,980,967	740,117,554	2,134,544,298	419,296,249	1,688,324,335
Bank loans	222,518,093	366,393,195	135,341,263	648,566,107	137,165,649	274,764,168
Unsecured debentures	72,450,230	1,239,971,152	560,869,203	1,287,238,135	250,663,027	1,281,827,932
Secured debentures	11,023,415	28,559,670	-	-	-	-
Finance leases	9,631,931	83,338,834	7,391,775	104,345,237	7,094,714	56,781,674
Other loans	29,732,274	73,718,116	36,515,313	94,394,819	24,372,859	74,950,561

Total	345,355,943	1,791,980,967	740,117,554	2,134,544,298	419,296,249	1,688,324,335

b)       The following table details bank loans by currency and by maturity as of December 31, 2009, December 31, 2008 and January 1, 2008:

-          Summary of bank loans per currency and maturity

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-current
					Maturity				Total Current as of 12/31/2009	Maturity		Total Non-Current as of 12/31/2009
					Undetermined	Up to one Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	2.22%	Unsecured	-	-	370,984	163,384,485	163,755,469	104,732,133	104,514,183	209,246,316
Peru	US$	Quarterly	5.12%	Unsecured	-	-	11,446,321	6,188,337	17,634,658	13,297,208	11,561,913	24,859,121
Peru	Soles	Quarterly	4.37%	Unsecured	-	-	87,177	-	87,177	19,540,273	-	19,540,273
Argentina	US$	Biannual	8.70%	Unsecured	-	-	8,324,583	13,621,109	21,945,692	36,113,536	-	36,113,536
Argentina	Ar$	Biannual	11.52%	Unsecured	-	-	3,963,387	5,538,868	9,502,255	972,164	-	972,164
Colombia	CPs	Biannual	12.93%	Unsecured	-	-	-	9,592,842	9,592,842	-	75,661,785	75,661,785

				Total	-	-	24,192,452	198,325,641	222,518,093	174,655,314	191,737,881	366,393,195

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-Current
					Maturity				Total Current as of 12/31/2008	Maturity		Total Non-Current as of 12/31/2008
					Undetermined	Up to one Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	2.56%	Unsecured	-	-	1,133,150	4,671,629	5,804,779	344,742,110	113,584,688	458,326,798
Peru	US$	Quarterly	5.79%	Unsecured	-	-	3,184,277	38,431,273	41,615,550	-	42,424,463	42,424,463
Peru	Soles	Quarterly	6.60%	Unsecured	-	-	-	78,814	78,814	11,958,775	-	11,958,775
Argentina	US$	Biannual	8.73%	Unsecured	-	-	11,027,728	18,935,559	29,963,287	44,946,682	-	44,946,682
Argentina	Ar$	Biannual	11.73%	Unsecured	-	-	1,351,264	13,623,308	14,974,572	2,510,699	1,255,471	3,766,170
Colombia	CPs	Biannual	13.16%	Unsecured	-	-	-	42,904,261	42,904,261	-	87,143,219	87,143,219

				Total	-	-	16,696,419	118,644,844	135,341,263	404,158,266	244,407,841	648,566,107

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-Current
					Maturity				Total Current as of 01/01/2008	Maturity		Total Non-Current as of 01/01/2008
					Undetermined	Up to one Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	3.71%	Unsecured	-	-	3,097,022	48,234,904	51,331,926	42,623,343	62,216,275	104,839,618
Peru	US$	Quarterly	4.39%	Unsecured	-	-	-	16,398,362	16,398,362	12,923,615	23,021,791	35,945,406
Peru	Soles	Quarterly	6.34%	Unsecured	-	-	10,038,137	18,077,771	28,115,908	-	-	-
Argentina	US$	Biannual	8.75%	Unsecured	-	-	1,202,664	13,377,027	14,579,691	54,539,572	-	54,539,572
Argentina	Ar$	Biannual	1.75%	Unsecured	-	-	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Colombia	CPs	Biannual	12.11%	Unsecured	-	-	-	24,736,084	24,736,084	-	74,461,992	74,461,992

				Total	-	-	15,420,049	121,745,600	137,165,649	112,575,320	162,188,848	274,764,168

The fair value of current and non-current bank loans amounts to ThCh$ 661,136,716 and ThCh$ 979,765,893 as of December 31, 2009 and December 31, 2008, respectively.

-          Bank loans per lender

Name	Name	Type	Nominal	Frequency	12-31-2009						12-31-2008						01-01-2008
of	of	of	interest	of	Current			Non-current			Current			Non-current			Current			Non-current
Company	lender	currency	rate	payment	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non-current	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non-current	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non-current
Celta	BANESTO	US$	6.83%	Bi-annual	-	-	-	-	-	-	-	-	-	-	-	-	2,047,648	-	2,047,648	-	-	-
Chinango	BANCO CONTINENTAL	Soles	4.60%	Term	19,996	-	19,996	5,156,948	-	5,156,948	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	BANCO CONTINENTAL	US$	3.21%	Term	1,028,759	-	1,028,759	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	BANCO CONTINENTAL	US$	3.52%	Term	15,962	1,014,199	1,030,161	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	BANCO CONTINENTAL	US$	4.12%	Term	27,890	1,471,230	1,499,120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	BANCO CONTINENTAL	Soles	3.80%	Term	1,228	-	1,228	1,403,251	-	1,403,251	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	BANCO DE CREDITO	US$	5.70%	Term	5,072,753	-	5,072,753	-	-	-	-	6,368,554	6,368,554	-	-	-	-	1,491,167	1,491,167	-	-	-
Edegel	BANCO DE CREDITO	US$	7.19%	Quarterly	3,681,430	-	3,681,430	-	10,690,495	10,690,495	-	6,368,554	6,368,554	-	-	-	-	1,988,223	1,988,223	-	-	-
Edegel	BANCO CONTINENTAL	US$	3.97%	Quarterly	1,619,527	-	1,619,527	7,820,494	-	7,820,494	-	1,592,747	1,592,747	-	11,855,402	11,855,402	-	1,486,689	1,486,689	-	10,496,053	10,496,053
Edegel	BANCO SCOTIABANK	US$	3.08%	Bi-annual	-	3,652,838	3,652,838	5,476,714	-	5,476,714	-	4,585,278	4,585,278	-	12,879,026	12,879,026	-	3,628,490	3,628,490	-	6,950,717	6,950,717
Edegel	BANCO CONTINENTAL	Soles	4.28%	Term	13,155	-	13,155	2,631,096	-	2,631,096	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	BANCO CONTINENTAL	Soles	4.40%	Term	25,609	-	25,609	5,262,192	-	5,262,192	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	BANCO CONTINENTAL	Soles	4.30%	Term	27,189	-	27,189	5,086,786	-	5,086,786	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	BANCO SCOTIABANK	US$	5.95%	Term	-	-	-	-	-	-	-	2,547,422	2,547,422	-	-	-	-	1,988,223	1,988,223	-	-	-
Edegel	BANCO WESTLB	US$	5.50%	Quarterly	-	-	-	-	-	-	-	10,600,164	10,600,164	-	-	-	-	-	-	7,953,058	-	7,953,058
Edegel	BANCO CONTINENTAL	Soles	6.60%	Term	-	-	-	-	-	-	-	78,814	78,814	11,958,775	-	11,958,775	-	9,785,216	9,785,216	-	-	-
Edegel	BANCO DE CREDITO	US$	9.59%	Quarterly	-	-	-	-	-	-	-	-	-	-	10,923,224	10,923,224	-	-	-	-	-	-
Edegel	BANCO CITIBANK	US$	7.12%	Term	-	-	-	-	-	-	3,184,277	-	3,184,277	-	-	-	-	-	-	-	-	-
Edegel	BANCO CITIBANK	US$	5.00%	Bi-annual	-	-	-	-	-	-	-	6,368,554	6,368,554	-	-	-	-	4,970,557	4,970,557	4,970,557	-	4,970,557
Edegel	BANCO DE CREDITO	US$	6.02%	Term	-	-	-	-	-	-	-	-	-	-	-	-	-	845,013	845,013	-	-	-
Edegel	BANCO SCOTIABANK	Soles	6.55%	Term	-	-	-	-	-	-	-	-	-	-	-	-	-	8,292,555	8,292,555	-	-	-
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	-	-	-	-	-	-	-	-	-	-	-	-	4,378,469	-	4,378,469	-	-	-
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	-	-	-	-	-	-	-	-	-	-	-	-	5,659,668	-	5,659,668	-	-	-
Emgesa	Davivienda	CPs	12.93%	Annual	-	992,230	992,230	-	7,826,033	7,826,033	-	1,088,007	1,088,007	-	8,949,497	8,949,497	-	938,051	938,051	-	7,780,630	7,780,630
Emgesa	Bancolombia	CPs	12.93%	Annual	-	710,761	710,761	-	5,606,000	5,606,000	-	779,369	779,369	-	6,410,845	6,410,845	-	671,951	671,951	-	5,573,476	5,573,476
Emgesa	Bancolombia	CPs	12.93%	Annual	-	2,340,613	2,340,613	-	18,461,158	18,461,158	-	2,566,545	2,566,545	-	14,344,532	14,344,532	-	2,212,808	2,212,808	-	12,779,034	12,779,034
Emgesa	BBVA Colombia	CPs	12.93%	Annual	-	2,594,904	2,594,904	-	20,466,830	20,466,830	-	335,358	335,358	-	16,638,128	16,638,128	-	2,453,214	2,453,214	-	14,773,070	14,773,070
Emgesa	Banco Santander	CPs	10.38%	Bi-annual	-	2,954,334	2,954,334	-	23,301,764	23,301,764	-	257,586	257,586	-	-	-	-	1,320,603	1,320,603	-	-	-
Emgesa	BBVA Colombia	CPs	15.96%	Bi-annual	-	-	-	-	-	-	-	14,650,645	14,650,645	-	-	-	-	-	-	-	-	-
Emgesa	Banco Santander	CPs	16.09%	Bi-annual	-	-	-	-	-	-	-	11,722,599	11,722,599	-	-	-	-	-	-	-	-	-
Emgesa	BANCO DE CREDITO	CPs	14.62%	Bi-annual	-	-	-	-	-	-	-	2,855,358	2,855,358	-	-	-	-	-	-	-	-	-
Emgesa	CITIBANK	CPs	15.00%	Bi-annual	-	-	-	-	-	-	-	8,569,590	8,569,590	-	-	-	-	-	-	-	-	-
Emgesa	Banco Santander	CPs	12.13%	Bi-annual	-	-	-	-	-	-	-	79,204	79,204	-	26,646,764	26,646,764	-	2,793,017	2,793,017	-	23,166,578	23,166,578
Emgesa	Av Villas	CPs	12.13%	Bi-annual	-	-	-	-	-	-	-	-	-	-	-	-	-	9,892,754	9,892,754	-	-	-
Emgesa	Banco de Bogotá	CPs	12.13%	Bi-annual	-	-	-	-	-	-	-	-	-	-	-	-	-	4,453,686	4,453,686	-	-	-
Endesa Costanera S.A.	Banco Santander Río	US$	4.67%	Term	706,604	-	706,604	-	-	-	-	404,811	404,811	849,749	-	849,749	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Provincia de Buenos Aires	US$	6.00%	Term	685,119	-	685,119	-	-	-	-	1,046,049	1,046,049	-	-	-	1,026,904	-	1,026,904	-	-	-
Endesa Costanera S.A.	Banco Galicia	US$	5.44%	Term	385,930	-	385,930	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Ciudad	US$	5.70%	Term	1,034,484	-	1,034,484	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Credit Suisse International	US$	12.26%	Term	2,176,661	-	2,176,661	2,173,458	-	2,173,458	2,734,159	8,187,052	10,921,211	2,727,679	-	2,727,679	-	4,278,999	4,278,999	10,647,556	-	10,647,556
Endesa Costanera S.A.	Citibank	US$	5.00%	Term	-	407,548	407,548	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Nación Argentina	Ar$	12.50%	Term	686,987	2,668,948	3,355,935	-	-	-	-	4,617,885	4,617,885	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Mediocredito Italiano	Ar$	1.75%	Term	-	1,951,134	1,951,134	972,164	-	972,164	1,267,768	1,255,391	2,523,159	2,510,699	1,255,471	3,766,170	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Endesa Costanera S.A.	Banco Santander Río	Ar$	21.75%	Term	306,929	-	306,929	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Comafi	Ar$	15.00%	Term	404,479	-	404,479	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Itau	Ar$	19.47%	Term	1,730,145	918,786	2,648,931	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Citibank	Ar$	13.00%	Term	562,347	-	562,347	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Galicia	Ar$	6.39%	Term	257,554	-	257,554	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Citibank	US$	5.32%	Term	-	1,136,571	1,136,571	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Banco Galicia	US$	6.39%	Term	158,669	-	158,669	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera S.A.	Bladex	US$	5.88%	Term	-	-	-	-	-	-	722,371	573,624	1,295,995	-	-	-	-	885,686	885,686	-	-	-
Endesa Costanera S.A.	Banco itau	US$	11.13%	Term	-	-	-	-	-	-	-	1,298,740	1,298,740	-	-	-	-	2,415,322	2,415,322	-	-	-
Endesa Costanera S.A.	Banco Ciudad	Ar$	6.70%	Term	-	-	-	-	-	-	-	1,120,666	1,120,666	-	-	-	-	-	-	-	-	-
Endesa Chile	B.N.P. Paribas	US$	5.96%	Bi-annual	-	901,716	901,716	1,659,304	2,488,955	4,148,259	-	3,270,303	3,270,303	2,082,556	4,165,111	6,247,667	-	3,229,981	3,229,981	3,261,481	4,064,740	7,326,221
Endesa Chile	Export Development Corpotation Loan	US$	2.50%	Bi-annual	-	759,503	759,503	1,452,034	1,452,035	2,904,069	-	1,016,983	1,016,983	1,822,416	2,733,624	4,556,040	-	859,804	859,804	1,422,798	2,845,597	4,268,395
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	1.60%	Term	-	15,866,003	15,866,003	-	30,540,510	30,540,510	-	-	-	19,855,862	37,226,224	57,082,086	-	-	-	-	-	-
Endesa Chile	The Bank of Tokyo-Mitsubishi, Ltd.	US$	1.60%	Term	-	12,675,768	12,675,768	17,110,472	16,594,577	33,705,049	-	12,508	12,508	37,356,336	20,821,447	58,177,783	-	27,903	27,903	4,180,739	10,973,496	15,154,235
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.60%	Term	-	8,241,742	8,241,742	-	25,143,298	25,143,298	-	-	-	10,325,048	31,547,647	41,872,695	-	-	-	-	-	-
Endesa Chile	Banco Santander Central Hispano S.A. N.Y.B.	US$	1.60%	Term	-	10,771,619	10,771,619	17,110,472	16,594,577	33,705,049	-	-	-	34,973,632	20,821,447	55,795,079	-	-	-	3,553,628	10,973,496	14,527,124
Endesa Chile	Citibank NA ,Nassau, Bahamas Branch	US$	1.60%	Term	-	15,840,616	15,840,616	17,110,472	-	17,110,472	-	-	-	41,327,508	-	41,327,508	-	-	-	5,225,923	10,973,496	16,199,419
Endesa Chile	Ing Bank N.V.	US$	1.60%	Term	-	20,326,059	20,326,059	-	-	-	-	-	-	25,415,503	-	25,415,503	-	-	-	6,689,182	-	6,689,182
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	Term	-	12,672,493	12,672,493	-	-	-	-	-	-	15,884,689	-	15,884,689	-	-	-	4,180,739	-	4,180,739
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	Term	-	10,560,411	10,560,411	-	-	-	-	-	-	13,237,241	-	13,237,241	-	-	-	3,483,949	-	3,483,949
Endesa Chile	ABN AMRO Bank	US$	1.60%	Term	-	5,280,206	5,280,206	-	-	-	-	-	-	6,618,621	-	6,618,621	-	-	-	1,741,975	-	1,741,975

-          Bank loans per lender (Continued)

Endesa Chile	Instituto de Credito Oficial	US$	1.60%	Term	-	5,280,206	5,280,206	10,139,539	-	10,139,539	-	-	-	19,342,560	-	19,342,560	-	-	-	1,741,975	6,503,260	8,245,235
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	Term	-	4,224,164	4,224,164	-	-	-	-	-	-	5,294,896	-	5,294,896	-	-	-	1,393,130	-	1,393,130
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	Term	-	-	-	5,069,769	-	5,069,769	-	-	-	6,361,969	-	6,361,969	-	-	-	-	3,251,407	3,251,407
Endesa Chile	Export Development Corpotation Loan	US$	1.60%	Term	-	-	-	12,674,424	-	12,674,424	-	-	-	15,904,926	-	15,904,926	-	-	-	-	8,128,516	8,128,516
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	Term	-	-	-	10,139,539	-	10,139,539	-	-	-	12,723,939	-	12,723,939	-	-	-	-	6,502,812	6,502,812
Endesa Chile	Banco Español de crédito S.A. N.Y.B.	US$	1.60%	Term	-	-	-	5,069,769	12,571,649	17,641,418	-	-	-	7,777,597	15,773,824	23,551,421	-	-	-	-	3,251,407	3,251,407
Endesa Chile	Banco Estado	US$	1.60%	Term	-	-	-	6,970,933	-	6,970,933	-	-	-	8,747,708	-	8,747,708	-	-	-	-	4,963,412	4,963,412
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	Term	-	5,068,997	5,068,997	-	-	-	-	-	-	6,353,876	-	6,353,876	-	-	-	1,672,295	-	1,672,295
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	2.28%	Quarterly	-	-	-	-	-	-	-	72,555	72,555	-	-	-	-	-	-	5,225,923	-	5,225,923
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.77%	Quarterly	-	-	-	-	-	-	-	16,298	16,298	-	-	-	-	18,368	18,368	2,717,480	-	2,717,480
Hidroeléctrica El Chocón S.A.	Deutsche Bank	US$	3.80%	Term	1,508,290	4,437,126	5,945,416	10,564,564	-	10,564,564	3,785,599	3,712,642	7,498,241	20,684,627	-	20,684,627	87,880	2,898,510	2,986,390	21,946,008	-	21,946,008
Hidroeléctrica El Chocón S.A.	Standard Bank	US$	3.80%	Term	1,508,290	4,437,126	5,945,416	10,564,564	-	10,564,564	3,785,599	3,712,641	7,498,240	20,684,627	-	20,684,627	87,880	2,898,510	2,986,390	21,946,008	-	21,946,008
Hidroeléctrica El Chocón S.A.	Sindicado	US$	18.67%	Term	160,537	3,202,738	3,363,275	12,810,950	-	12,810,950	-	-	-	-	-	-	-	-	-	-	-	-
Hidroeléctrica El Chocón S.A.	Ciudad	Ar$	21.50%	Term	14,946	-	14,946	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Hidroeléctrica El Chocón S.A.	Santander Rio	Ar$	17.44%	Bi-annual	-	-	-	-	-	-	83,496	6,629,366	6,712,862	-	-	-	-	-	-	-	-	-
Inversiones GasAtacama Holding Ltda.	PNC BANK	US$	3.09%	Bi-annual	-	-	-	225,406	-	225,406	8,357	282,982	291,339	565,964	-	565,964	-	-	-	-	-	-
Inversiones GasAtacama Holding Ltda.	SC GROUP	US$	7.50%	Annual	-	34,965,052	34,965,052	-	-	-	-	-	-	53,722,804	-	53,722,804	-	44,098,848	44,098,848	-	662,790	662,790
Pangue	Export Development Corporation	US$	1.63%	Bi-annual	370,984	-	370,984	-	-	-	948,555	-	948,555	462,087	-	462,087	-	-	-	-	-	-
Pangue	Export Development Corporation	US$	3.75%	Bi-annual	-	-	-	-	-	-	-	-	-	-	-	-	772,559	-	772,559	-	1,218,197	1,218,197
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Bi-annual	-	-	-	-	-	-	176,238	-	176,238	-	-	-	276,815	-	276,815	-	-	-

							222,518,093			366,393,195			135,341,263			648,566,107			137,165,649			274,764,168

c)       The following table details Unsecured Debentures by currency and by maturity as of December 31, 2009, December 31, 2008 and January 1, 2008:

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-Current
					Maturity				Total Current as of 12/31/2009	Maturity		Total Non-Current as of 12/31/2009
					undetermined	Up to one Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.22%	Unsecured	-	-	15,916,932	-	15,916,932	-	454,187,524	454,187,524
Chile	Ch$	Quarterly	4.95%	Unsecured	-	-	1,081,503	6,802,729	7,884,232	9,968,809	383,138,979	393,107,788
Peru	US$	Biannual	6.97%	Unsecured	-	-	-	789,504	789,504	4,056,799	27,505,653	31,562,452
Peru	Soles	Quarterly	6.50%	Unsecured	-	-	-	314,504	314,504	-	30,397,929	30,397,929
Colombia	CPs	Biannual	7.93%	Unsecured	-	-	-	47,545,058	47,545,058	-	330,715,459	330,715,459

				Total	-	-	16,998,435	55,451,795	72,450,230	14,025,608	1,225,945,544	1,239,971,152

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-Current
					Maturity				Total Current as of 12/31/2008	Maturity		Total Non-Current as of 12/31/2008
					undetermined	Up to one Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.20%	Unsecured	-	-	-	422,884,409	422,884,409	-	538,625,726	538,625,726
Chile	Ch$	Quarterly	4.97%	Unsecured	-	-	-	3,630,353	3,630,353	10,211,424	406,826,537	417,037,961
Peru	Soles	Quarterly	6.48%	Unsecured	-	-	-	15,282,707	15,282,707	23,309,478	45,260,921	68,570,399
Peru	US$	Biannual	5.80%	Unsecured	-	-	-	13,448,960	13,448,960	5,094,843	25,295,850	30,390,693
Colombia	CPs	Biannual	13.05%	Unsecured	-	-	105,622,774	-	105,622,774	-	232,613,356	232,613,356

				Total	-	-	105,622,774	455,246,429	560,869,203	38,615,745	1,248,622,390	1,287,238,135

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-Current
					Maturity				Total Current as of 1/1/2008	Maturity		Total Non-Current as of 1/1/2008
					undetermined	Up to one Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.11%	Unsecured	-	-	-	228,001,588	228,001,588	-	728,590,172	728,590,172
Chile	Ch$	Quarterly	4.72%	Unsecured	-	-	-	2,951,811	2,951,811	9,340,386	176,486,204	185,826,590
Peru	Soles	Quarterly	6.49%	Unsecured	-	-	12,947,996	3,317,022	16,265,018	21,560,644	41,462,774	63,023,418
Peru	US$	Biannual	5.55%	Unsecured	-	-	-	-	-	4,970,557	18,888,119	23,858,676
Colombia	CPs	Biannual	13.05%	Unsecured	-	-	3,444,610	-	3,444,610	78,296,651	202,232,425	280,529,076

				Total	-	-	16,392,606	234,270,421	250,663,027	114,168,238	1,167,659,694	1,281,827,932

d)       The following table details Secured Debentures by currency and by maturity as of December 31, 2009 and December 31, 2008:

Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	Current					Non-Current
					Maturity				Total Current as of 12/31/2009	Maturity		Total Non-Current as of 12/31/2009
					Undetermined	Up to one month	One to three months	Three to twelve months		One to Five Years	Five Years or More
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	Biannual	6.06%	Unsecured	-	-	-	72,618	72,618	10,141,998	-	10,141,998
Peru	Soles	Biannual	6.28%	Unsecured	-	-	-	10,950,797	10,950,797	9,647,352	8,770,320	18,417,672

				Total	-	-	-	11,023,415	11,023,415	19,789,350	8,770,320	28,559,670

The fair value of current and non-current bonds payable, both secured and unsecured, amounts to ThCh$_1,681,709,406 and ThCh$ 2,199,232,570 as of December 31, 2009 and December 31, 2008, respectively.

-          Secured and unsecured debentures per debtor

Name	Name	Type	Nominal	Secured	12-31-2009						12-31-2008						01-01-2008
of	of	of	interest		Current			Non-current			Current			Non-current			Current			Non-current
Company	lender	currency	rate		Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non-current	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non-current	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non-current
Chinango	Banco Continental	Soles	6.72%	YES	-	6,218,332	6,218,332	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.47%	YES	-	55,078	55,078	-	4,385,160	4,385,160	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.09%	YES	-	4,431,993	4,431,993	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.16%	YES	-	29,644	29,644	5,262,192	-	5,262,192	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.16%	YES	-	123,662	123,662	-	4,385,160	4,385,160	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	5.91%	YES	-	92,088	92,088	4,385,160	-	4,385,160	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	US$	6.06%	YES	-	72,618	72,618	10,141,998	-	10,141,998	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	6.31%	No	-	6,920	6,920	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.28%	No	-	-	-	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.75%	No	-	78,933	78,933	-	3,508,128	3,508,128	-	-	-	-	4,053,822	4,053,822	-	-	-	-	3,317,017	3,317,017
Edegel	Banco Continental	Soles	6.50%	No	-	80,760	80,760	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.44%	No	-	30,582	30,582	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.63%	No	-	14,526	14,526	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.59%	No	-	102,783	102,783	-	4,964,001	4,964,001	-	-	-	-	5,736,153	5,736,153	4,975,533	-	4,975,533	-	-	-
Edegel	Banco Continental	US$	5.97%	No	-	108,963	108,963	4,056,799	-	4,056,799	-	-	-	5,094,843	-	5,094,843	-	-	-	-	8,947,008	8,947,008
Edegel	Banco Continental	US$	6.34%	No	-	138,506	138,506	-	5,070,999	5,070,999	-	-	-	-	6,368,554	6,368,554	-	-	-	-	-	-
Edegel	Banco Continental	US$	9.00%	No	-	59,148	59,148	-	4,929,095	4,929,095	-	-	-	-	6,190,187	6,190,187	-	-	-	-	-	-
Edegel	Banco Continental	US$	7.78%	No	-	143,209	143,209	-	4,140,994	4,140,994	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	US$	7.13%	No	-	102,050	102,050	-	3,222,567	3,222,567	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Scotiabank	US$	6.63%	No	-	153,978	153,978	-	5,070,999	5,070,999	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Scotiabank	US$	6.00%	No	-	83,650	83,650	-	5,070,999	5,070,999	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	6.91%	No	-	-	-	-	-	-	-	15,282,707	15,282,707	-	-	-	-	-	-	11,609,577	-	11,609,577
Edegel	Banco Continental	US$	3.75%	No	-	-	-	-	-	-	-	6,724,480	6,724,480	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	6.72%	No	-	-	-	-	-	-	-	-	-	7,094,189	-	7,094,189	-	-	-	5,804,789	-	5,804,789
Edegel	Banco Continental	Soles	6.47%	No	-	-	-	-	-	-	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.09%	No	-	-	-	-	-	-	-	-	-	5,067,278	-	5,067,278	-	-	-	4,146,278	-	4,146,278
Edegel	Banco Continental	Soles	6.16%	No	-	-	-	-	-	-	-	-	-	6,080,733	-	6,080,733	-	-	-	-	4,975,533	4,975,533
Edegel	Banco Continental	Soles	6.16%	No	-	-	-	-	-	-	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	5.91%	No	-	-	-	-	-	-	-	-	-	5,067,278	-	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	US$	6.06%	No	-	-	-	-	-	-	-	-	-	-	12,737,109	12,737,109	-	-	-	-	9,941,111	9,941,111
Edegel	Banco Continental	US$	3.75%	No	-	-	-	-	-	-	-	6,724,480	6,724,480	-	-	-	-	-	-	4,970,557	-	4,970,557
Edegel	Banco Continental	Soles	8.50%	No	-	-	-	-	-	-	-	-	-	-	-	-	-	3,317,022	3,317,022	-	-	-
Edegel	Banco Continental	Soles	6.00%	No	-	-	-	-	-	-	-	-	-	-	-	-	3,710,089	-	3,710,089	-	-	-
Edegel	Banco Continental	Soles	6.47%	No	-	-	-	-	-	-	-	-	-	-	-	-	4,262,374	-	4,262,374	-	-	-
Emgesa	Bonos B10	CPs	8.88%	No	-	77,674	77,674	-	54,124,027	54,124,027	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos A-10	CPs	7.33%	No	-	313,888	313,888	-	42,170,891	42,170,891	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B-103	CPs	7.64%	No	-	2,781,270	2,781,270	-	9,922,563	9,922,563	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos A102	CPs	7.33%	No	-	41,039,701	41,039,701	-	59,535,375	59,535,375	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos A5	CPs	5.77%	No	-	98,880	98,880	-	12,264,287	12,264,287	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B10	CPs	8.04%	No	-	446,152	446,152	-	39,705,134	39,705,134	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B15	CPs	8.34%	No	-	160,448	160,448	-	13,767,556	13,767,556	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos A5	CPs	9.27%	No	-	1,063,229	1,063,229	-	22,876,468	22,876,468	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B9	CPs	8.16%	No	-	1,101,083	1,101,083	-	54,127,579	54,127,579	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B12	CPs	8.35%	No	-	462,733	462,733	-	22,221,579	22,221,579	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B10	CPs	12.17%	No	-	-	-	-	-	-	1,826,096	-	1,826,096	-	-	-	-	-	-	-	-	-
Emgesa	Bonos C10	CPs	10.25%	No	-	-	-	-	-	-	68,540	-	68,540	-	-	-	-	-	-	-	-	-
Emgesa	Bonos C10	CPs	9.88%	No	-	-	-	-	-	-	126,554	-	126,554	-	-	-	-	-	-	-	-	-
Emgesa	Bonos B10	CPs	12.86%	No	-	-	-	-	-	-	461,795	-	461,795	-	-	-	-	-	-	-	-	-
Emgesa	Bonos A-10	CPs	12.56%	No	-	-	-	-	-	-	6,382,490	-	6,382,490	-	59,571,713	59,571,713	-	-	-	-	51,791,231	51,791,231
Emgesa	Bonos B-103	CPs	13.28%	No	-	-	-	-	-	-	6,115,741	-	6,115,741	-	48,224,720	48,224,720	3,444,610	-	3,444,610	-	41,926,234	41,926,234
Emgesa	Bonos A102	CPs	12.56%	No	-	-	-	-	-	-	2,648,540	-	2,648,540	-	11,346,993	11,346,993	-	-	-	-	9,864,996	9,864,996
Emgesa	BONOS B COI14B00021	CPs	13.98%	No	-	-	-	-	-	-	4,302,930	-	4,302,930	-	113,469,930	113,469,930	-	-	-	-	98,649,964	98,649,964
Emgesa	Bonos B10	CPs	12.17%	No	-	-	-	-	-	-	57,905,331	-	57,905,331	-	-	-	-	-	-	56,680,570	-	56,680,570
Emgesa	Bonos C10	CPs	10.25%	No	-	-	-	-	-	-	3,083,910	-	3,083,910	-	-	-	-	-	-	4,333,425	-	4,333,425
Emgesa	Bonos C10	CPs	9.88%	No	-	-	-	-	-	-	5,365,037	-	5,365,037	-	-	-	-	-	-	2,485,162	-	2,485,162
Emgesa	Bonos B10	CPs	12.86%	No	-	-	-	-	-	-	17,335,810	-	17,335,810	-	-	-	-	-	-	14,797,494	-	14,797,494
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-1	US$	7.88%	No	3,425,699	-	3,425,699	-	102,917,226	102,917,226	-	4,299,519	4,299,519	-	137,448,195	137,448,195	-	3,749,967	3,749,967	-	110,666,143	110,666,143
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-2	US$	7.33%	No	1,095,470	-	1,095,470	-	35,440,766	35,440,766	-	144,292,497	144,292,497	-	-	-	-	3,336,409	3,336,409	-	108,519,461	108,519,461
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-3	US$	8.13%	No	693,840	-	693,840	-	15,095,048	15,095,048	-	870,822	870,822	-	22,098,558	22,098,558	-	389,219	389,219	-	5,888,764	5,888,764
Endesa Chile	Banco Santander Chile - 264 Serie-F	Ch$	6.20%	No	1,081,503	314,143	1,395,646	1,256,571	27,717,199	28,973,770	-	1,445,988	1,445,988	1,287,154	36,443,753	37,730,907	-	1,337,624	1,337,624	1,177,360	19,450,567	20,627,927
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.35%	No	7,057,142	-	7,057,142	-	211,634,298	211,634,298	-	8,857,263	8,857,263	-	252,964,910	252,964,910	-	6,915,053	6,915,053	-	197,088,673	197,088,673
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.63%	No	3,644,781	-	3,644,781	-	99,962,409	99,962,409	-	4,574,484	4,574,484	-	126,114,063	126,114,063	-	3,571,397	3,571,397	-	108,545,253	108,545,253
Endesa Chile	Banco Santander Chile - 317 Serie-H	Ch$	6.20%	No	-	5,421,895	5,421,895	8,712,238	66,125,845	74,838,083	-	1,091,714	1,091,714	8,924,270	72,121,018	81,045,288	-	998,591	998,591	8,163,026	41,610,882	49,773,908
Endesa Chile	Banco Santander Chile - 318 Serie-K	Ch$	3.80%	No	-	657,013	657,013	-	83,760,687	83,760,687	-	673,003	673,003	-	85,797,535	85,797,535	-	615,596	615,596	-	115,424,755	115,424,755
Endesa Chile	Banco Santander Chile - 522 Serie-M	Ch$	4.75%	No	-	409,678	409,678	-	194,673,025	194,673,025	-	419,648	419,648	-	212,464,231	212,464,231	-	-	-	-	-	-
Endesa Chile	The Bank of New York Mellon - Tercera Emisión S-1	US$	8.50%	No	-	-	-	-	-	-	-	259,989,824	259,989,824	-	-	-	-	4,223,565	4,223,565	-	197,881,878	197,881,878
Endesa Chile	The Bank of New York Mellon - Segunda Emisión 1	US$	7.75%	No	-	-	-	-	-	-	-	-	-	-	-	-	-	205,815,978	205,815,978	-	-	-

							83,473,645			1,268,530,822			560,869,203			1,287,238,135			250,663,027			1,281,827,932

15.1       Debt designated as hedging instrument

Of Endesa Chile’s dollar-denominated debt, as of December 31, 2009, ThCh$ 964,291,218 is related to future cash flow hedges for the Group’s dollar-linked operating income (see Note 17). As of December 31, 2008, this amount totals ThCh$ 1,361,366,550.

The following table details movements in “Hedging reserves” during 2009 and 2008 due to exchange differences of this debt:

	12-31-2009	12-31-2008
	ThCh$	ThCh$
Balance in hedge reserves at the beginning of the period	(96,503,511)	169,344,561
Exchange differences recorded in net equity	191,831,708	(255,006,999)
Exchange differences charged to earnings	(6,263,472)	(13,841,073)
Balance in hedge reserves at the end of the period	89,064,725	(96,503,511)

15.2       Other matters

As of December 31, 2009 and December 31, 2008, Endesa Chile had available long-term credit lines totaling ThCh$ 152,130,000 and ThCh$ 127,290,000, respectively.

Many of the company’s debt agreements and some agreements entered into by its subsidiaries include an obligation to comply with certain financial ratios, which is customary for agreements of this nature. This also includes affirmative and negative obligations that require these commitments to be monitored.

In June 2009, the Company agreed new limits for its financial covenants with the creditors of its bank loans; basically, the new limits were set with leeway for indebtedness, so that the effect of adopting International Financial Reporting Standards was neutral.

In the case of local bonds issued in UF, whose financial covenants are linked to the company's Chilean GAAP financial statements using the statutory (FECU) format, these covenants were certified as of March, June and September 2009 by associating the FECU accounts with the new IFRS presentation as best as possible, maintaining the contractual basis and sense of the covenants defined under the prior FECU format.  Existing leeway is significant and, therefore, there was no risk of defaulting on these requirements at December 31, 2009. In January, 2010 the Company and the bondholders for each of the series conducted a meeting on which they approved the changes to the financial covenants necessary to reflect the effects of the change in accounting standards.

Some of Endesa Chile’s financial debt arrangements contain cross default clauses.  Endesa Chile has two loans syndicated under New York Law stipulating that the cross-default clause would be triggered when payments of interest and/or principal become overdue, and the default is originated by the Company or its relevant subsidiaries.  One loan syndicated under New York Law and entered into in 2008, does not reference its subsidiaries and, therefore, a cross default can only arise from that Company's other debt.  For debt repayment of one or more loans to be accelerated due to cross default originated from other debt, additional conditions must be met, including expiration of grace periods, if any, and formal notification of the creditors’ intention to accelerate repayment of more than 50% of the amount owed in the agreement. Additionally, in December 2009, Endesa Chile signed loans from banks in Chile that stipulate that a cross default is triggered only in the case of default by the debtor. For all scenarios aforementioned, the amount on default should exceed US$ 50 million, or its equivalent in other currencies.

For Endesa Chile’s bonds registered with the United States Securities and Exchange Commission (“SEC”), commonly known as “Yankee Bonds”, after an amendment approved by bondholders in July 2009, cross default for nonpayment could be triggered by other debt of the same company, or any of its Chilean subsidiaries, for any overdue amount as long as the principal of the debt generating the cross default exceeds US$ 30 million, or its equivalent in other currencies. As with the preceding case, accelerated repayment of debt as a result of cross default does not occur automatically, but rather must be demanded by the holders of at least 25% of a given series of Yankee Bonds.

As of December 31, 2009 and December 31, 2008, neither Endesa Chile nor any of its subsidiaries have defaulted on the financial obligations summarized here or any other contractual obligations for which a default could give rise to early acceleration of its financial obligations.

16.    RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by implementing systems to identify, measure, limit concentration of and supervise risks.

The basic principles outlined by the Group include the following:

-          Comply with the standards of good corporate governance.

-          Comply strictly and fully with Endesa Chile’s system of standards.

-          Each business and corporate area defines:

                                I.      The markets and products, in which they can operate, based on sufficient knowledge and capability to ensure effective risk management.

                                II.    Criteria regarding third parties.

                                III.   Authorized operators.

-          Businesses and corporate areas establish a predisposition to risk consistent with the defined strategy for each market in which they operate.

-          All business and corporate area transactions are conducted within the limits approved by the appropriate internal entity.

-          Businesses, corporate areas, business lines and companies establish the risk management controls necessary to ensure that market transactions are conducted in accordance with Endesa Chile policies, rules and procedures.

16.1. Interest rate risk.

Variations in interest rates alter the fair value of assets and liabilities that accrue interest at a fixed rate, as well as future cash flows from assets and liabilities with a variable interest rate.

The objective of interest rate risk management is to achieve a balanced debt structure that minimizes the cost of debt, with reduced volatility in the income statement.

Complying with the current interest rate hedging policy, the percentage of fixed and/or protected debt over total net debt is 47% as of December 2009.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks. The instruments currently used to comply with this policy are collars, that ensure the Libor rate within a specific band, or interest rate swaps that set the rate from variable to fixed.

Endesa Chile Group’s financial debt structure according to fixed, protected and variable rates, after contracted derivatives, is the following:

Net position:

	12-31-2009	12-31-2008
	%	%
Fixed interest rate	46%	52%
Protected interest rate	1%	3%
Variable interest rate	53%	45%
Total	100%	100%

16.2. Exchange rate risk

Exchange rate risk relates mainly to the following transactions:

-                Debt contracted by the Group’s companies that is denominated in a foreign currency.

-                Payments to be made in international markets for the acquisition of project related materials.

-                Group company income directly linked to dollar changes.

-                Cash flows from foreign subsidiaries to the Chilean parent company, exposed to exchange rate fluctuations.

In order to mitigate exchange rate risk, the Endesa Chile Group’s exchange rate hedging policy is based on cash flows and maintaining a balance between flows indexed to the US dollar and the levels of assets and liabilities in that currency. The objective is to minimize the exposure of flows to exchange rate variation risk.

The instruments currently used to comply with the policy are currency swaps and exchange rate forwards. Likewise, the policy seeks to refinance debt in the functional currency of each company.

16.3. Commodities risk

The Endesa Chile Group is exposed to price fluctuation risks on some commodities, mainly through:

-      Fuel purchases for the electricity generation process.

-     Energy buying/selling transactions on local markets.

The company does not engage in derivative instrument transactions for commodities to manage fuel price fluctuations; however, it is continuously analyzing and verifying the suitability of this type of hedge, and therefore does not rule out possible use of this type of tool in the future.

In order to reduce risk in extreme drought, the Company has designed a trading policy that defines sales commitment levels consistent with its generation plants’ sound energy capacity in a dry year and includes risk mitigation clauses in some contracts with non-regulated clients.

16.4. Liquidity risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and temporary financial investments for amounts sufficient to support projected needs for a period that reflects the situation and expectations of debt and capital markets.

These projected needs include net financial debt maturity, after financial derivatives. For more detail regarding the characteristics and conditions of financial derivatives see Note 17.

As of December 31, 2009, the Endesa Group had liquidity of ThCh$ 446,438,229 in cash and cash equivalents and ThCh$ 152,130,000 in unconditionally available credit lines. As of December 31, 2008, the Group had liquidity of ThCh$ 719,217,980 in cash and cash equivalents and ThCh$ 127,290,000 in unconditionally available credit lines.

16.5. Credit risk

Given the current economic climate, the Group has been carefully following its credit risk.

Trade receivables:

Credit risk for receivables from commercial activity is historically very limited, given the short length of time before payment is due, which limits the accumulation of significant individual amounts.

In some countries, supply may be cut in cases of non-payment, and in almost all contracts a clause is established to terminate the contract upon payment default. Therefore, the company constantly monitors credit risk and measures maximum amounts exposed to payment risks, which are limited.

Financial assets:

Investments of cash surpluses are made in prime national and foreign financial entities (with investment grade equivalent risk ratings) within established limits for each entity.

In the selection of banks for investment, consideration is given to those that hold at least two investment grade ratings from the three major international rating agencies (Moody’s, S&P and Fitch).

Positions are backed by treasury bonds from the country of operations and/or commercial papers issued by highly-reputable banks, with a preference to the extent possible on the first option.

Derivatives are engaged through highly solvent entities, such that about 90% of the transactions are with entities that hold an A or higher rating.

16.6. Risk measurement

The Endesa Chile Group measures the Value at Risk of its debt and financial derivatives positions with the aim of ensuring that the risk assumed by the company remains consistent with the risk exposure defined by Management, thus restricting volatility in the income statement.

The positions portfolio included in the calculations of the current Value at Risk is composed of:

-      Debt

-      Financial derivatives

The calculated Value at Risk represents the possible loss in value of the aforementioned positions portfolio over a one-day time period with 95% confidence. To find this value, a study has been performed of the volatility of risk variables that affect the value of the positions portfolio, including:

-      The US dollar Libor interest rate.

-      The customary local banking index for debt, and taking into account the different currencies our companies operate under.

-      The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation, using the Monte Carlo methods, is based on generating possible future scenarios (on a one-day time horizon) of the risk variables of the market values (both spot and timed). The number of scenarios generated ensures observance of the simulation’s convergence criteria. In the simulated scenarios of future prices, the volatilities matrix and the correlations between the different risk variables calculated on historic price logarithmic returns are applied.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a distribution of possible values over one day. The one-day Value at Risk with 95% confidence is calculated as a 5% percentile of the possible increase in fair value of the portfolio in one day.

The valuation of the diverse debt and financial derivative positions in the calculation has been consistent with the economic equity calculation method reported to the Management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial positions	Balance as of
	12-31-2009	12-31-2008
	ThCh$	ThCh$

Interest rate	16,308,634	19,723,792
Exchange rate	734,415	-
Correlation	(813,296)	-

Total	16,229,753	19,723,792

The Value at Risk positions has changed during 2009 and 2008 based on the maturity/commencement of transactions during the period.

17.    FINANCIAL INSTRUMENTS

17.1 Classification of financial asset instruments by nature and category

a)       The following table details financial asset instruments, classified by nature and category, as of December 31, 2009, December 31, 2008 and January 1, 2008:

	December 31, 2009
	Financial assets held for trading	Financial assets at fair value with change in net income	Held–to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	1,536,089	-	-	-	-	-
Other financial assets	-	-	-	397,426,364	-	-
Total Current	1,536,089	-	-	397,426,364	-	-

Equity instruments	-	-	-	-	2,487,796	-
Derivative instruments	732,253	-	-	-	-	590,622
Other financial assets	-	-	-	67,047,589	-	-
Total Non-Current	732,253	-	-	67,047,589	2,487,796	590,622

Total	2,268,342	-	-	464,473,953	2,487,796	590,622

	December 31, 2008
	Financial assets held for trading	Financial assets at fair value with change in net income	Held–to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	-	-	-	-	-	-
Other financial assets	-	-	-	408,505,738	-	-
Total Current	-	-	-	408,505,738	-	-

Equity instruments	-	-	-	-	2,432,507	-
Derivative instruments	1,324,219	-	-	-	-	-
Other financial assets	-	-	-	153,743,454	-	-
Total Non-Current	1,324,219	-	-	153,743,454	2,432,507	-

Total	1,324,219	-	-	562,249,192	2,432,507	-

	January 1, 2008
	Financial assets held for trading	Financial assets at fair value with change in net income	Held–to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	-	-	-	-	-	-
Other assets of a financial nature	-	-	-	408,201,348	-	-
Total Current	-	-	-	408,201,348	-	-

Equity instruments	-	-	-	-	2,441,449	-
Derivative instruments	-	-	-	-	-	-
Other financial assets	-	-	-	95,668,097	-	-
Total Non-Current	-	-	-	95,668,097	2,441,449	-

Total	-	-	-	503,869,445	2,441,449	-

b)       The following table details financial liability instruments, classified by nature and category, as of December 31, 2009, December 31, 2008 and January 1, 2008:

	December 31, 2009
	Financial liabilities held for trading	Financial liabilities at fair value through profit and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	-	-	345,355,943	-
Derivative instruments	420,822	-	-	717,980
Other financial liabilities	-	-	464,701,884	-
Total Current	420,822	-	810,057,827	717,980

Interest-bearing loans	-	-	1,791,980,967	-
Derivative instruments	-	-	-	2,929,730
Other financial liabilities	-	-	7,569,739	-
Total Non-Current	-	-	1,799,550,706	2,929,730

Total	420,822	-	2,609,608,533	3,647,710

	December 31, 2008
	Financial liabilities held for trading	Financial liabilities at fair value through profit and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	-	-	740,117,554	-
Derivative instruments	-	-	-	29,824
Other financial liabilities	-	-	485,071,326	-
Total Current	-	-	1,225,188,880	29,824

Interest-bearing loans	-	-	2,134,544,298	-
Derivative instruments	-	-	-	7,295,198
Other financial liabilities	-	-	13,252,372	-
Total Non-Current	-	-	2,147,796,670	7,295,198

Total	-	-	3,372,985,550	7,325,022

	January 1, 2008
	Financial liabilities held for trading	Financial liabilities at fair value through profit and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	-	-	419,296,249	-
Derivative instruments	-	-	-	3,877,756
Other liabilities of a financial nature	-	-	310,747,266	-
Total Current	-	-	730,043,515	3,877,756

Interest-bearing loans	-	-	1,688,324,335	-
Derivative instruments	-	-	-	1,409,173
Other liabilities of a financial nature	-	-	10,023,043	-
Total Non-Current	-	-	1,698,347,378	1,409,173

Total	-	-	2,428,390,893	5,286,929

17.2 Derivative Instruments

In adhering to its risk management policy, the Endesa Group enters into interest and exchange rate derivatives.

The company classifies its hedges as:

-         Cash flow hedges: Those that hedge the cash flows of the hedged underlying item.

-         Fair values hedges: Those that hedge the fair value of the hedged underlying item.

-         Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments, are recorded at fair value with changes in net income (assets held for trading).

        a)    Assets and liabilities for hedge derivative instruments

As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2009				December 31, 2008				January 1, 2008
	Asset		Liability		Asset		Liability		Asset		Liability
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	-	509,760	717,980	2,929,730	-	-	29,824	7,295,198	-	-	-	1,409,173
Cash flow hedge	-	509,760	717,980	2,929,730	-	-	29,824	7,295,198	-	-	-	1,409,173
Exchange rate hedge:	-	80,862	-	-	-	-	-	-	-	-	3,877,756	-
Cash flow hedge	-	80,862	-	-	-	-	-	-	-	-	3,877,756	-
TOTAL	-	590,622	717,980	2,929,730	-	-	29,824	7,295,198	-	-	3,877,756	1,409,173

-   General Information Relating to Hedge Derivative Instruments

The following table details the company’s hedge derivative instruments and the associated underlying item:

Detail of Hedge Instruments	Description of Hedge Instruments	Description of Hedged Instruments	12-31-2009	12-31-2008	Nature of Risks Being Hedged
			Fair Value of Hedge Instruments	Fair Value of Hedge Instruments
			ThCh$	ThCh$
SWAP	Interest Rate	Bank Loans	(2,372,070)	(4,998,495)	Cash flow
SWAP	Exchange rate	Bank Loans	80,862	-	Cash flow
COLLAR	Interest Rate	Bank Loans	(685,018)	(2,326,527)	Cash flow

For years 2009 and 2008, the Group had not recognized significant gains or losses for ineffective cash flow hedges.

b)    Derivative instrument assets and liabilities at fair value with changes in net income

            As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2009				December 31, 2008				January 1, 2008
	Asset		Liability		Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value with changes through net income	1,536,089	732,253	-	-	-	1,324,219	-	-	-	-	-	-
Other financial liabilities	-	-	420,822	-	-	-	-	-	-	-	-	-

c)     Other information about derivative instruments:

The following table details the Group's financial derivatives as of December 31, 2009 and December 31, 2008, their fair values as well as their notional and contractual values by maturity:

Financial derivatives	December 31, 2009
	Fair value	Notional value
		Before 1 Year	1 - 2 Years	2 – 3 Years	3 – 4 Years	4 - 5 Years	Subsequent Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(3,137,950)	37,987,629	24,941,637	25,121,734	1,825,560	101,420,000	-	191,296,560
Cash flow hedge	(3,137,950)	37,987,629	24,941,637	25,121,734	1,825,560	101,420,000	-	191,296,560
Exchange rate hedge:	80,862	-	-	5,071,000	-	-	-	5,071,000
Cash flow hedge	80,862	-	-	5,071,000	-	-	-	5,071,000
Derivatives not designated as hedge accounting	1,847,520	91,970,309	31,945,255	-	-	-	-	123,915,564
TOTAL	(1,209,568)	129,957,938	56,886,892	30,192,734	1,825,560	101,420,000	-	320,283,124

Financial derivatives	December 31, 2008
	Fair value	Notional value
		Before 1 Year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 - 5 Years	Subsequent Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(7,325,022)	49,380,034	42,277,252	21,660,515	31,529,733	2,291,220	-	147,138,754
Cash flow hedge	(7,325,022)	49,380,034	42,277,252	21,660,515	31,529,733	2,291,220	-	147,138,754
Derivatives not designated as hedge accounting	1,324,219	14,281,412	14,281,412	13,091,295	-	-	-	41,654,119
TOTAL	(6,000,803)	63,661,446	56,558,664	34,751,810	31,529,733	2,291,220	-	188,792,873

The contractual notional amount of these contracts does not represent the risk assumed by the Group as it is only in response to the basis with which derivative settlements are calculated.

17.3 Fair Value Hierarchies

17.3.1        Financial instruments recognized at fair value in the statement of financial position are classified based on the following hierarchies:

(a) Level 1:  Quoted (unadjusted) price in an active market for identical assets and liabilities.

(b) Level 2: Inputs other than quoted prices included in level 1 that are observable for assets or liabilities, either directly (i.e. as a price) or indirectly (i.e. as a derivative of a price); and

(c) Level 3: Inputs for assets or liabilities that are not based on observable market information (non-observable inputs).

The following table details financial assets and liabilities measured at fair value as of December 31, 2009:

Financial instruments measured at fair value		Fair value measured at end of reporting period using:

	12-31-2009	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	590,622	-	590,622	-
Derivatives not designated as hedge accounting	2,268,342	-	2,268,342	-
Available-for-sale financial assets, non-current	63,918	63,918	-	-
Total	2,922,882	63,918	2,858,964	-
Financial Liabilities
Cash flow hedge derivatives	3,647,710	-	3,647,710	-
Derivatives not designated as hedge accounting	420,822	-	420,822	-
Other long-term financial liabilities	11,953,000	-	-	11,953,000
Total	16,021,532	-	4,068,532	11,953,000

17.3.2        A rollforward (beginning balance to ending balance) of the financial instruments measured on a recurring basis at fair value using level 3 inputs:

Non-current interest-bearing loans	ThCh$
Balance at December 31, 2008	2,429,372
Total losses recognized in Profit or Loss	9,523,628
Balance at December 31, 2009	11,953,000

18.    TRADE ACCOUNTS PAYABLE AND OTHER PAYABLES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Current			Non-Current
Trade accounts payable and other payables	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable	57,135,698	112,771,510	69,749,139	-	-	-
Other payables	316,736,158	234,903,507	195,821,467	7,569,739	13,252,372	10,023,043
Total accounts payable and other payables	373,871,856	347,675,017	265,570,606	7,569,739	13,252,372	10,023,043

The detail of accounts payable and other payables at December 31, 2009, December 31, 2008 and January 1, 2008 is as follows:

	Current			Non-current
				1 to 5 years
Trade accounts payable and other payables	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	45,397,559	32,676,565	15,580,296	-	-	-
Fuel and gas suppliers	40,229,649	80,094,945	54,168,843	-	-	-
Payables for goods and services	223,334,117	167,992,391	157,628,256	-	-	-
Dividends payable to third parties	36,555,954	39,074,831	18,393,614	-	-	-
Prepayments from mining clients	11,377,380	11,720,848	9,986,656	-	-	-
Mitsubishi contract	-	-	-	7,361,867	12,903,931	8,538,252
Other accounts payable	16,977,197	16,115,437	9,812,941	207,872	348,441	1,484,791
Total accounts payable and other payables	373,871,856	347,675,017	265,570,606	7,569,739	13,252,372	10,023,043

19.    PROVISIONS

19.1   Provisions

a)              As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

Provisions	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Legal proceedings provision	14,518,126	15,746,971	8,801,549	9,488,260	571,426	536,682
Decommissioning, restoration and rehabilitation costs	-	64,175	-	10,198,489	2,283,697	1,819,711
Energy and capacity purchase provision	2,581,669	5,250,948	7,302,113	-	-	-
Suppliers and services provision	1,677,527	890,967	1,749,431	-	107,895	-
Employee benefits provision	11,585,987	9,420,144	6,764,376	578	1,592	92,315
Other provisions	3,029,915	2,333,256	3,905,359	473,258	325,915	13,741

Total	33,393,224	33,706,461	28,522,828	20,160,585	3,290,525	2,462,449

b)     Movements in provisions during 2009:

Movements in provisions	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Beginning Balance	16,318,397	2,347,872	18,330,717	36,996,986
Movements in Provisions:
Additional provisions	10,856,894	8,145,666	(318,365)	18,684,195
Increase (decrease) in existing provisions	(2,157,517)	(65,100)	5,809,135	3,586,518
Provision used	-	-	(2,474,122)	(2,474,122)
Increase from time value of money adjustment	26,940	91,233	-	118,173
Foreign currency translation	(191,588)	(321,182)	(1,969,698)	(2,482,468)
Other increases (decreases)	(846,740)	-	(28,733)	(875,473)
Total movements in provisions	7,687,989	7,850,617	1,018,217	16,556,823
Ending Balance	24,006,386	10,198,489	19,348,934	53,553,809

19.2   Lawsuits and arbitration proceedings

As of the date of preparation of these consolidated financial statements, the principal lawsuits or arbitration proceedings to which the Group companies are party are detailed as follows:

a)              Outstanding lawsuits involving Endesa Chile and Subsidiaries:

1.         In 2005, three lawsuits were filed against Endesa Chile, the Treasury and the General Water Board (DGA), which are currently being heard as single legal proceeding, petitioning for the nullity in public law of DGA Resolution 134 giving Endesa the right to non-consumptive use of water to implement the Neltume Power Plant project, with compensation for damages. Alternatively, the lawsuit is filed for compensation for damages allegedly caused to the plaintiffs by the loss of quality of their properties on the shores of Lake Pirehueico, and also by the loss in value of their properties. The amount of these lawsuits has not been determined. The defendants, including Endesa Chile, have rejected these allegations on the grounds that the above resolution meets all legal requirements and exercising this right will not cause any damages to the plaintiffs, among other arguments. At this date, the resolution to take evidence in the case has been decreed, and there are currently appeals for reconsideration of judgment pending resolution in the court.

2.         There are six legal proceedings brought in 2008 and 2009 against Empresa Eléctrica Pangue S.A., a subsidiary of Endesa Chile, for a total amount of more than Ch$ 53,386,658,000 (approx. US$ 109 million), seeking compensation for damages caused, according to the plaintiffs, by floods caused by the operation of the Pangue power plant, especially resulting from discharges made in July, 2006. Pangue S.A. has submitted pleas for its defense against these lawsuits stating that the operation of the power plant was in line with current regulations and that it acted with due diligence and care, with there being no causal link between the floods and the discharges from the power plant in the period referred to. These proceedings are being heard in different courts and they are currently in the evidence producing stage or have probatory steps pending. In the last quarter, Empresa Eléctrica Pangue S.A. petitioned for all of these proceedings to be combined and heard in a Civil Court in Santiago, and the decision thereof is still pending. Four of the six proceedings were covered by an insurance company, which assumed the risk of about US$ 95 million. Consequently, the risk to the equity of Endesa Chile and subsidiaries was reduced to US$ 14 million. In August, 2009, Pangue won a favorable sentence in one of these proceedings, not covered by insurance, with the lawsuit for Ch$4,927,194,000 (approx US$10 million US dollars) being rejected. The plaintiffs have appealed against this decision by the courts.

3.         The Municipalities of Yaguará, Ubalá, Caloto and Puerto Tejeda seek to sanction Emgesa S.A. ESP for not filing ICT (Industry and Commerce Tax) returns in accordance with Law 14 of 1981, failing to recognize the special standard (Law 56 of 1981) that levies this tax on generation companies based solely on the installed generation capacity of their plant rather than on revenues, as the Municipalities intend to do by applying fines of 20% of reported revenue. These proceedings involve approximately US$ 69 million. In some of these hearings, the court has ordered evidentiary proceedings, also the court had called for final presentation of conclusion, and others are ready to issue judgement. In the case of Ubalá, the subsidiary had already obtained a favorable ruling on the first instance court, which was subsequently confirmed on a 2nd instance court on November 6, 2009. The amount related to this specific case amounted to US$25 million.

4.         In 2001, a lawsuit was filed against the Colombian generating subsidiary Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP. and the Corporación Autónoma Regional by the inhabitants of Sibaté, Department of Cundinamarca, seeking for the defendants to answer jointly for damages caused by the pollution of the El Muña reservoir by pumping of polluted water from the Bogotá river by Emgesa S.A. ESP. Faced with this lawsuit, Emgesa has presented pleas that the company is in no way responsible for these events, since it receives the water already polluted, among other arguments. The total amount of the lawsuit is about US$1,200 million. Emgesa S.A. ESP. petitioned for about 80 public and private entities that discharge into the Bogotá River and, in one way or another have competence in the environmental management of this river basin, to be tied in, so the case file was sent to the State Council and it currently has appeals pending filed with that agency by those entities.

5.         Via Resolution 506 dated March 28, 2005 and Resolution 1189 dated July 8, 2005, the Regional Autonomous Corporation of Cundinamarca (CAR) imposed upon Emgesa S.A. ESP execution of certain works in the El Muña reservoir, on which the respective water concessions are dependent upon. The value of these works amounts to approximately US$ 85 million. Emgesa S.A. ESP has filed a motion to annul these Resolutions and reestablish the rights of Emgesa that were violated by them. The proceedings are currently on evidenciary stage.

b)              Outstanding lawsuits involving Associates (Endesa Brazil and Subsidiaries):

6.         Meridional Servicios, Emprendimientos y Participaciones (hereinafter, “Meridional”) is a company whose only asset are the rights derived from litigation that it acquired from the construction companies Mistral and CIVEL, which had entered into a contract with Centrais Elétricas Fluminense S.A. (“CELF”) for the construction of civil works. This contract was cancelled by CELF prior to the privatization, which gave rise to the Brazilian distribution subsidiary called Ampla. Since CELF’s assets were transferred to Ampla in the privatization process, in 1998 Meridional sued Ampla, alleging that such assets were transferred in violation of Meridional’s rights. It should be pointed out that Ampla only acquired assets from CELF, but it is not CELF’s legal successor, because CELF, a State-run company, continues to exist as a separate legal entity. The plaintiff seeks payment of outstanding invoices and contractual damages arising from the cancellation of the contract for construction of civil works. Plaintiff is seeking payment of an amount estimated at US$374.9 million. The lower court ruling was favorable to Ampla, but the plaintiff filed an appeal which was granted. Ampla filed new recourses called “Embargos de Declaración”, seeking the annulment of the resolution passed on prior recourses and it requested to be granted a new trial. The court issued a resolution on the new recourses on June 2, 2009, that was favorable to Ampla, because it annulled the resolutions issued in the proceedings all the way back until April 14, 2009. In accordance with the resolutions issued on December 1 and 15, 2009, the ruling that granted the recourse filed by Meridional was amended, and the lower court ruling favorable to Ampla and the State of Rio de Janeiro was upheld. Meridional, however, can file recourses against these resolutions.

7.       In December of 2002 the Brazilian distribution subsidiary Ampla signed with Enertrade Comercializadora de Energía S.A. (“Enertrade”) a contract for purchase of electricity lasting 20 years. This contract was sent for evaluation and homologation to Agencia Nacional de Energía Eléctrica (“ANEEL”), and ANEEL indicated that the price for energy would have to be lower. Based on that decision, Ampla paid for the contract the price authorized by ANEEL. However, in December of 2005 Enertrade sued Ampla in arbitration with Cámara de Conciliación y Arbitraje de la Fundación Getúlio Vargas/RJ. On March 19, 2009 the arbitration court issued a ruling that condemned Ampla: i) to pay the difference between the price set forth in the contract and the amount actually paid in the period from January 1, 2004 to August 28, 2006, updated and with interest; ii) to pay for October to December 2003 an updated price plus interest and a 2% penalty. In addition, the court ruled that the contract had ended on August 28, 2006 and that Ampla owes nothing to Enertrade after that date. Ampla filed a recourse seeking the annulment of the arbitration ruling, including a petition (“Anticipación de tutela”) asking that execution of the arbitration ruling be suspended until a final ruling be passed in a pending trial between Enertrade vs. ANEEL (called "Mandado de Seguridad"), where administrative approval of the same energy purchase contract taken to arbitration is being discussed. The amount involved is estimated at US$41.3 million. On May 22, 2009 the “anticipación de tutela” was granted, which suspended the effects of the arbitration ruling. On June 30, 2009 an Enertrade recourse was rejected and the suspension was upheld. On July 9, 2009 an Enertrade petition (agravo de instrumento) against the ruling was rejected. On July 20, 2009 Enertrade filed another recourse (agravo regimental) against the resolution that rejected the previous petition. On August 25, 2009 the recourse (agravo regimental) filed by Enertrade was rejected. Ampla filed a response that included the lower court ruling passed in the trial (“mandado de seguranca”) of Enertrade vs. ANEEL (on July 7, 2009 a lower court ruling rejected Enertrade’s allegations). On September 2, 2009 a court order was sent to the CCEE (Cámara de Comercialización de Energía Eléctrica) informing it of the “Anticipación de tutela” so that the CCEE would suspend the execution of the arbitration ruling until a final decision is passed on the annulment recourse. On September 28, 2009 the ruling passed in the trial between Enertrade vs. ANEEL became final --a ruling that indicated that the parties were obligated to add to the contract the conditions imposed by ANEEL (the price reduction). On November 11, 2009 both parties filed a joint petition requesting suspension of proceedings for 30 days and in December they requested the renovation of that suspension.

8.       Companhia Brasileira de Antibióticos (“CIBRAN”) sued the Brazilian distribution subsidiary Ampla seeking payment of damages for loss of products and raw materials and break-down of machinery, among other things, which allegedly was caused by Ampla’s poor service between 1987 and May 1994. CIBRAN is also seeking payment of moral damages. The amount involved is estimated at approximately US$45.7 million. The trial is at the early stages where parties must submit their allegations and the court must decide whether or not it will ask them for evidence.

9.       In 2007 a State congressman and a federal Congressman both sued the Brazilian distribution subsidiary Coelce, the Brazilian generation subsidiary CGTF, ANEEL, and the Brazilian Federal Union, seeking an immediate recalculation of Coelce’s fare review index for 2007, and that the acquisition value of the thermal energy be replaced with the cheapest available energy (hydroelectric); the annulment of the agreement for the supply of energy signed on August 31, 2001 by and between Coelce and CGTF because of its high price; and that Coelce’s fare review calculations should include the additional income earned by Coelce from May to October of 2005. The amount involved in this trial is indeterminate. In November of 2008 a lower court issued a ruling favorable to Coelce/CGTF, rejecting the plaintiffs’ petition. The plaintiffs did not file any recourse; however, this being a popular action, the ruling must mandatorily be reviewed by the Federal Regional Court (FRC). On December 1, 2009 the trial was declare extinct, on the grounds that the plaintiffs’ allegations had not chosen the appropriate proceedings. Nevertheless, this court resolution can be appealed, and the period for doing so is still open.

10.    On October 26, 2009 Tractebel Energía S.A. sued CIEN for alleged failure to perform the “Agreement for Purchase and Sale of 300 MW of Wattage with associated energy coming from Argentina” entered into on October 20, 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul – currently, Tractebel Energia S.A.). Tractebel Energia S.A. is asking the court to order CIEN to pay a penalty of R$ 117,666,976.00 (U$ 66,753,829.92) plus other fines, for non-availability of “wattage and associated energy”, and it asked the court to determine those other fines in the ruling. The alleged non-performance would have happened because CIEN would not have guaranteed availability of the wattage committed to Tractebel Energía S.A. in the abovementioned agreement, for a term of 20 years, which would allegedly have occurred since March of 2005. On November 11, 2009 CIEN answered the lawsuit, alleging in summary that the non-availability of energy was caused by the “Crisis in Argentina”, the country from which CIEN imports all the energy that it delivers, when needed, to Tractebel Energia S.A The defendant also alleges that the “Crisis in Argentina” was an unexpected event, for which CIEN has no responsibility, and that this situation was even acknowledged by the Brazilian authorities of that period.

11.    In the nineties, a large number of Brazilian utility companies filed remedies against the COFINS (Contribution for Financing Social Security) tax, because they considered that the Brazilian constitution exempted them from that levy. The large majority of the companies lost their lawsuits. Our Brazilian distribution subsidiary, AMPLA, won the lawsuit (for the period from 1996 to 2001), because the Tax Authorities forgot to appeal against the second appealable judgment. However, the Public Prosecutor's Office of the Federal Union filed an exceptional petition known as an "action for abrogation" in an attempt to annul the firm ruling in favor of AMPLA. In December, 2003, the Regional Court of Rio de Janeiro confirmed the inadmissibility of the action for abrogation filed by the Federal Union. In December 2007, the Federal Union filed a Special Appeal against the decision of the Court in Rio, which unanimously rejected its previous appeals. This Special Appeal is addressed to the Higher Court of Justice (STJ), Court of Brasilia. In February, 2008, AMPLA was served a writ to present it pleas against the Special Appeal filed by the Federal Union. The Special Appeal was filed without the respective Extraordinary Appeal and there is jurisprudence indicating that they must be filed together, so there are arguments to deem that the Extraordinary Appeal by the Federal Union has become void. In April, 2008 the Federal Regional Court (Court of Rio) handed down a decision in which it did not accept the Special Appeal by the Federal Union, with the sole purpose of taking the discussion on the admissibility of the Action for Abrogation to the Higher Court of Justice (STJ, Court of Brasilia). In September, 2008, the decision for AMPLA to submit its pleas was published. In the same month of September, 2008, AMPLA submitted its pleas. In March, 2009, the Special Appeal filed by the Federal Union was accepted for pleadings to be examined by the STJ. In April, 2009, the decision was published. The above does not change AMPLA’s procedural situation, since the preliminary questions regarding the admissibility of the Special Appeal, which were the basis for the rejection by the Court in Rio based on the jurisprudence of the STJ itself, will necessarily have to be analyzed by the STJ. In October, 2009, the STJ rejected the Special Appeal filed by the Federal Union, because it had not been filed together with the Extraordinary Appeal. These grounds for the decision are based on the jurisprudence of the STJ itself. In November, 2009, the sentence rejecting the Special Appeal filed by the Federal Union was published. In November, 2009, the Federal Union filed an Appeal for Reconsideration of Judgment with the STJ. In December, 2009, the STJ rejected unanimously the Appeal for Reconsideration of Judgment filed by the Federal Union. The amount involved is about US$230 million.

12.    In December, 2001 the article of the Federal Constitution, on which our Brazilian distribution subsidiary, AMPLA, based its arguments to argue immunity from the COFINS and pursuant to which AMPLA did not pay tax, was amended. There is an article of the Constitution stating that legislative changes come into force 90 days after their publication. Based on that, AMPLA began to pay the COFINS only as of April, 2002. However, the Brazilian Tax Authorities argue that this article of the Constitution only applies to changes in legal regulations, but not to the Constitution itself, whose changes come into force immediately. Furthermore, the Tax Authorities argue that, by reason of the change in AMPLA’s tax status (earned to accrued) the taxable amount of the COFINS increased during the first semester of 2002. Notice was given of the proceedings in July 2003. The first appealable decision went against AMPLA and it filed an appeal in October, 2003. In November, 2007, the appeal was ruled on by the court of appeal and the decision was partly favorable to the Treasury in terms of the period in which a change in the Constitution comes into force and partly favorable to AMPLA in terms of the change in the tax status from earned to accrued. In April, 2008, the Ministry of the Treasury filed an appeal against this decision in the Higher Court of Appeal. In October, 2008, AMPLA filed its answer to the appeal and also filed an appeal with the Higher Court to attempt to change that part of the decision that was not favorable to AMPLA. In May, 2008, the Federal Treasury applied interest to the fine imposed. This new interest arises from an internal administrative act (addressed to the tax authorities but for general application) of the tax authorities and has started to be applied uniformly by the Federal Treasury (SRF). The interest on the fine has been calculated by applying the Selic (Special System of Liquidation and Custody: an adjustment index set by the federal government based on the referential interest rate of the Brazilian Central Bank), as of the month after receiving the Record of Infringement. Consequently, since the Record was received in July, 2003, the Selic corresponds to the interest accumulated as of August 2003, which is 81.42%. In August, 2009, AMPLA was notified that the Special Appeal filed by the company had not been admitted to be heard. AMPLA filed another appeal against this resolution with the President of the Higher Court for hearing Tax Issues. The purpose of this appeal is for the Special Appeal to be received. The decision on the Special Appeal filed by the SRF is pending. The appeal filed by AMPLA with the President of the Higher Court for hearing Tax Issues is also pending resolution. The amount involved is US$90 million.

13.    In order to finance its investment in Coelce, in 1998 our Brazilian distribution subsidiary AMPLA issued FRNs (bonds) for US$350 million expiring in 2008. These were subscribed by Cerj Overseas (a foreign subsidiary of AMPLA). The bonds have a special tax status in that no withholding tax (15% or 25%) should be applied to payments of interest abroad, always provided that, among other requirements, there is no advanced amortization before the average 96 month amortization deadline. In order to acquire these bonds, Cerj Overseas obtained financing with a 6-month debt outside Brazil. At the end of that period (October 1998), due to problems of access to other sources of financing, Cerj Overseas had to obtain re-financing from AMPLA, which made it a loan in reales. The Brazilian Tax Authorities argue that the tax concession was lost in 1998 because the loans in reales made by AMPLA to Cerj Overseas were the equivalent of an advanced amortization of the debt before the 96 month amortization deadline. The Record of Infringement was notified in July, 2005. In August, 2005, AMPLA filed an appeal with the first administrative court of appeal and this was rejected. In April, 2006, an appeal was filed with the Council of Taxpayers (2nd Administrative Level of Appeal) In December, 2007, the Council of Taxpayers ruled completely in favor of AMPLA. It is estimated that putting the sentence into due form and publishing it will take about 6 months. In August, 2009, the sentence of the Council of Taxpayers in favor of AMPLA was written up. The notice of the sentence handed down by the Council of Taxpayers is pending. Once the notice has been issued, the SRF may file a Special Appeal with the Higher Court of Appeal for Tax Issues, within 30 days. The amount involved is about US$405 million.

14.    In 2002, the State of Rio de Janeiro (RJ) issued a decree stipulating that the ICMS should be calculated and paid on the 10th, 20th, and 30th of the same month of the accrual. Because of cash problems, our Brazilian distribution center AMPLA continued paying the ICMS under the previous system (payment until the 5th of the day after its accrual). Notwithstanding an informal agreement with the State of Rio de Janeiro, and 2 separate amnesty laws, in October, 2004, the State of Rio de Janeiro drew up proceedings against AMPLA to collect a fine on late payments, which proceedings were appealed against by AMPLA in that same year. In February, 2007, AMPLA was notified of the first appealable administrative decision, which ratified the Proceedings drawn up by the State of RJ. In March 2007, AMPLA filed an appeal with the Council of Taxpayers of the State of RJ (2nd administrative level of appeal). AMPLA won a “liminar” (a precautionary measure) in its favor that enabled it to file this appeal without having to make a deposit or take out a bond guaranteeing 30% of the value of the updated amount of the proceedings. The ruling by the Council of Taxpayers is pending. The amount involved is US$88 million.

15.     Towards the end of 2002, our Brazilian generating subsidiary CGTF filed a legal action against the Federal Union for the goods imported for the turbo-generator units to be recognized as corresponding to the item “Other Generating Sets”, in order to be able to avail itself of the 0% rate for Import Tax (II) and for the Tax on Industrialized Products (IPI). The Federal Union argues that the imported goods do not correspond to generating sets. CGTF won an incidental resolution in its favor allowing it to clear the goods through customs with a 0% rate, subject to a prior legal deposit of R$56 million (US$35.72 million, updated at July, 2009). For its part, in order to prevent the taxes from expiring, the Federal Tax Authorities drew up a Record suspending the enforceability of payment of the tax until the pending legal action against the Federal Union is resolved. Court Proceedings: A resolution was decreed with regard to the legal proceedings against the Federal Union in August, 2007, determining that (i) the expert evidence requested by the plaintiff was not necessary and (ii) a writ should be served on the parties so that, if no appeal is filed, the process will be sent to the Judge for a decision. Faced with the above, in August, 2007, CGTF filed an appeal to guarantee its right, if the lawsuit is judged to be inadmissible, to produce technical evidence in future. In February, 2008, the Ministry of the Treasury submitted its comments on the appeal filed by CGTF and on the expert report of 2005. In April, 2008, CGTF submitted its comments on the technical report submitted by the Ministry of the Treasury. In May, 2008, the process was remitted to the Prosecutor’s Office of the Ministry of the Treasury and was returned without any comments or statements from the Ministry of the Treasury. In September, 2008, the first appealable sentence completely favorable to CGTF was handed down. The above decision recognized the classification of the Generating Set as pretended by CGTF and determined that the legal deposit shall continue as a guarantee for the process until the final ruling. In September, 2008, the sentence was published. In November, 2008, the Federal Tax Authorities were notified of the first level decision favorable to CGTF. In February, 2009, the Federal Tax Authorities filed an appeal with the Regional Federal Court (TRF). In September, 2009, the incident was resolved definitively in favor of CGTF enabling the goods to be given a 0% tax rate and the equipment to be cleared through customs, subject to a legal deposit. The decision on the appeal filed by the Ministry of the Treasury is pending. Administrative Proceedings: With regard to the Record issued by the Federal Tax Authorities which were appealed against in the first level of appeal: In February, 2006, the decision of the first level of appeal was favorable to CGTF, with the Record declared null and void. The arguments submitted by the company were accepted, since: (i) The Tax Authority failed to submit the legal grounds for the tax classification adopted in the Record, which resulted in the annulment; (ii) the Record’s tax classification was not properly determined, since it considered each item (each good) imported individually, forgetting the groupings stipulated by Brazilian legislation (this argument would also be valid if the special classification of the Generating Set, which is the object of these legal proceedings, did not prevail) The decision is based on the fact that the Record was drawn up without heeding due legal requirements and formalities, so it was declared null and void; in other words, no decision was handed down regarding the matter of substance. As a result, theoretically the Federal Tax Authorities could draw up another Record meeting the formal requirements, with no deadline for doing so. In October, 2008, the Council of Taxpayers, the second level of administrative appeal, completely ratified the decision by the first level decreeing that the Record of the Federal Tax Authorities was null and void because of procedural irregularities. Consequently, the decision handed down by the second level of administrative appeal was completely favorable to CGTF. After confirmation by the Council of Taxpayers of the administrative decision by the first level of administrative appeal, the Ministry of the Treasury could file an appeal with the higher administrative level of appeal “Higher Court of Appeal for Tax Issues”. The deadline for filing the above appeal is 15 straight days as of the personal summons. In April, 2009, the decision making the Record null and void because of procedural irregularities was made firm and final, so the Record is extinct. The amount involved is about US$40 million.

Endesa Chile’s Management considers that the provisions recorded in the accompanying consolidated statement of financial position adequately cover the risks for the lawsuits and other transactions detailed in this note and, therefore, they do not expect any additional liabilities to arise.

Given the characteristics of the risks covered by these provisions, the company is unable to determine a reasonable timeframe for the dates of any payments that may be required.

20.    POST-EMPLOYMENT BENEFIT OBLIGATIONS

20.1   General aspects

Endesa Chile and some of its Chilean and Colombian subsidiaries grant different post-employment benefit plans to all or part of its active or retired employees, which are determined and recorded in the financial statements based on the criteria described in note 3.j.1. These benefits refer principally to:

Defined benefit plans:

Complementary pension: The beneficiary is entitled to receive a monthly amount that complements the pension he or she receives from the respective social security system.

Staff severance indemnity: The beneficiary receives a certain number of contractual monthly salaries upon retirement. This benefit is applicable once the employee has provided a minimum number of years of service which, depending on the company, ranges from five to fifteen years.

Electricity supply: The beneficiary receives a monthly bonus that covers a portion of its household electricity consumption.

Health benefits: The beneficiary receives coverage in addition to that provided by the social security system.

20.2   Details, movements and financial statement presentation

a)         As of December 31, 2009 and December 31, 2008, the balance of post-employment obligations for defined benefits is summarized as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$

Post-employment obligations	31,679,864	33,473,278
Total	31,679,864	33,473,278

Current portion	3,448,733	3,592,982

Non-current portion	28,231,131	29,880,296

b)         The rollforward of the post-employment obligation for years 2009 and 2008 is as follows:

Actuarial value of post-employment obligations	ThCh$

Balance as of January 1, 2008	29,813,112
Current service cost	391,527
Interest cost	2,619,725
Actuarial (gains) losses	1,770,360
Foreign currency translation	2,983,818
Benefits paid	(4,105,264)

Balance as of December 31, 2008	33,473,278

Current service cost	1,010,135
Interest cost	3,014,451
Actuarial (gains) losses	1,425,917
Foreign currency translation	(2,990,595)
Benefits paid	(4,253,322)

Balance as of December 31, 2009	31,679,864

As of December 31, 2009, of the total actuarial liability, 36% corresponds to defined-benefit commitments granted by Chilean companies (32% as of December 31, 2008) and 64% to defined-benefit commitments granted by our Colombian subsidiary Emgesa (68% as of December 31, 2008).

c)         The amounts recorded in consolidated comprehensive income for the year ended December 31, 2009 and 2008 are as follows:

Total expense recognized on earnings	12-31-2009	12-31-2008
	ThCh$	ThCh$
Current service cost of defined benefit plan	1,010,135	391,527
Interest cost of defined benefit plan	3,014,451	2,619,725
Total expense recognized in earnings	4,024,586	3,011,252

Recognized actuarial gains and losses	1,425,917	1,770,360

Total expense recognized in other comprehensive income	5,450,503	4,781,612

20.3   Other disclosures:

Actuarial hypothesis:

The following hypothesis was used for the actuarial calculation of defined benefit plans as of December 31, 2009 and December 31, 2008:

	Chile		Colombia
	12-31-2009	12-31-2008	12-31-2009	12-31-2008

Discount rates used	6.5%	6.5%	11.59%	10.20%
Expected rate of salary increases	3.0%	3.0%	6.48%	5.20%
Mortality tables	RV-2004 / RV-85 / RV-04	RV-2004 / RV-85 / RV-04	ISS 1980-1989	ISS 1980-1989

Sensitivity:

As of December 31, 2009, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 2,525,322 (ThCh$ 2,723,310 as of December 31, 2008) if the rate rises and an increase of ThCh$ 2,175,461 (ThCh$ 2,922,928 as of December 31, 2008) if the rate falls.

Future disbursements:

Based on available estimates, forecasted disbursements for defined benefit plans over the next 12 months amount to ThCh$ 3,448,733.

Defined Contributions

Contributions made to defined contribution plans are recorded directly in “personnel expenses” in the accompanying consolidated statement of comprehensive income. Amounts recorded for this concept as of December 31, 2009 totaled ThCh$ 326,655 (ThCh$ 286,511 for the year ended December 31, 2008).

21.    DEFERRED REVENUES

Deferred revenues movements in the accompanying consolidated statement of financial position during 2009, and 2008 are detailed as follows:

Deferred Income	Total
ThCh$
Balance as of 01/01/2008:	687,008
Increases	1,083,186
Charge (credit) to profit and loss	(1,332,082)
Other	244,664
Balance as of 12/31/2008:	682,776
Increases	205,686
Charge (credit) to profit and loss	(177,144)
Other	(99,255)
Balance as of 12/31/09:	612,063

22.    EQUITY

22.1   Equity attributable to the Shareholders of the Company

22.1.1       Subscribed and paid capital and number of shares

As of December 31, 2009 and December 31, 2008 Endesa Chile’s share capital amounts to ThCh$ 1,331,714,085, represented by 8,201,754,580 fully subscribed and paid par value shares that are listed on the following exchanges: Santiago Stock Exchange, Chilean Electronic Stock Exchange, Valparaíso Stock Exchange, New York Stock Exchange (NYSE) and the Latin American Securities Exchange of the Madrid Stock Exchange (LATIBEX). These figures have not experienced any changes during 2008 and 2009.

Share premium relates to premium on the placement prices of the shares issued in 1986 and 1994 for a total of ThCh$ 206,008,557.

22.1.2       Dividends

The Ordinary Shareholders’ Meeting of Endesa Chile, held April 15, 2009, approved the dividend policy that the Board of Directors expected to meet during 2009 of distributing a final dividend equivalent to 60% of 2009 net income. The Board also intended to distribute an interim dividend charged to 2009 net income of 15% of net income as of September 30, 2009, based on the financial statements as of that date, which were paid on December 16, 2009. The final dividend for the year 2009 is defined by shareholders during 2010.

Compliance with the aforementioned dividend policy will be conditional upon net income actually obtained, as well as periodic earnings projections issued by the company or the existence of certain conditions, as appropriate.

Herein is a detail of dividends paid in the last years:

Dividend No.	Type of Dividend	Date of Payment	Pesos per Share	Charged to Period
37	Final	4-22-2002	0.94000	2001
38	Final	4-05-2004	2.30000	2003
39	Final	4-18-2005	4.13000	2004
40	Final	3-30-2006	5.82000	2005
41	Interim	12-22-2006	2.57000	2006
42	Final	5-22-2007	10.84000	2006
43	Interim	12-26-2007	2.19260	2007
44	Final	4-29-2008	11.56470	2007
45	Interim	12-18-2008	5.35120	2008
46	Final	5-11-2009	15.9330	2008
47	Interim	12-16-2009	9.31240	2009

22.2   Foreign currency translation

The following table details translation adjustments net of taxes in the consolidated statement of financial position and the consolidated statement of change in equity for the years ended December 31, 2009 and December 31, 2008:

Foreign Currency Translation	December 31, 2009	December 31, 2008
	ThCh$	ThCh$
Emgesa	67,512,250	103,890,827
Generandes Peru S.A.	29,914,925	52,552,072
Hidroinvest S.A.	(3,704,706)	3,783,724
Endesa Argentina S.A.	477,619	15,676,907
Hidroeléctrica El Chocón S.A.	(9,910,386)	(4,912,850)
Debt foreign currency effect	2,336,200	15,628,706
Other	(25,617,497)	(1,138,003)
TOTAL	61,008,405	185,481,383

22.3   Capital management

The Company's capital management objective is to maintain adequate capitalization levels that will ensure its access to financial markets in order to develop its medium and long-term goals, thus optimizing shareholders’ return and maintaining a solid financial position.

22.4   Restrictions on the disposal of subsidiary funds

Certain Company subsidiaries have to comply with some financial ratios and/or covenants which require maintaining a minimum level of equity or contain other restrictions that restrict the ability to transfer or dispose of assets.  The Company’s share of restricted net assets at December 31, 2009 pertaining to the subsidiaries Edegel and Hidroeléctrica el Chocón S.A. amount to ThCh$143,354,664 and ThCh$60,191,836, respectively.

The amount of retained earnings that pertain to undistributed earnings of associates at December 31, 2009 was ThCh$160,040,815.

22.5   Other reserves

At December 31, 2009 and 2008, the nature and balance of other reserves is as follows:

	Balances at December 31, 2008	2009 movement	Balances at December 31, 2009
	ThCh$	ThCh$	ThCh$

Proposed dividend reserves	(87,036,762)	(101,079,260)	(188,116,022)
Translation reserves	185,481,383	(124,472,978)	61,008,405
Hedge reserves	(101,798,173)	184,604,273	82,806,100
Miscellaneous other reserves	(741,392,412)	16,511,787	(724,880,625)

TOTAL	(744,745,964)	(24,436,178)	(769,182,142)

     Proposed dividend reserves: Relate to the decrease of equity resulting from the recognition of minimum dividends payable pursuant to Article No. 79 of Chile’s Corporations Law (see note 3.p).

     Translation reserves: This reserve is used to record the currency translation effects that arise from the following:

-         Conversion of subsidiaries whose functional currency is not the Chilean peso (note 2.5.3), and

-         Valuation of goodwill originating from business acquisitions of subsidiaries whose functional currency is not the Chilean peso (note 3.b.1).

       Hedge reserves: Represent the effective portion of instruments of transactions designated as cash flow hedges (notes 3.e.4. and 3.m).

       Miscellaneous other reserves: These reserves correspond mostly to the following:

-         Price-level restatement effect of paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008 (Circular N° 456 of the SVS).

-        Conversion differences existing at the date of transition to IFRS (IFRS 1 exemption “First Time Adoption”, see note 36).

22.6   Detail of comprehensive income

	January - December
	2009			2008
	ThCh$			ThCh$

	Shareholders of the Company	Minority interest	Total	Shareholders of the Company	Minority interest	Total
Net Income	627,053,406	145,046,948	772,100,354	433,177,184	124,353,651	557,530,835
Other Comprehensive Income
Charged or Credited to Retained Earnings	(887,607)	(103,727)	(991,334)	(1,279,325)	(386,030)	(1,665,355)
Actuarial gain (losses) on defined benefit pension plans	(1,039,665)	(103,727)	(1,143,392)	(1,498,204)	(386,030)	(1,884,234)
Tax effect	152,058	-	152,058	218,879	-	218,879

Credited (Charged) to Available-for-Sale Reserves	45,791	-	45,791	(46)	-	(46)
Available-for-sale financial assets	55,354	-	55,354	(55)	-	(55)
Tax effect	(9,563)	-	(9,563)	9	-	9

Credited (Charged) to Hedge Reserves	185,568,236	1,487,755	187,055,991	(270,884,586)	(2,710,359)	(273,594,945)
Cash flow hedge	231,228,576	2,515,218	233,743,794	(308,591,337)	(1,959,567)	(310,550,904)
Cash flow hedges transferred to net income	(7,157,865)	(389,867)	(7,547,732)	(19,377,407)	(1,912,374)	(21,289,781)
Tax effect	(38,502,475)	(637,596)	(39,140,071)	57,084,158	1,161,582	58,245,740

Credited (Charged) to Foreign Currency Translation	(124,472,978)	(127,204,798)	(251,677,776)	101,367,756	67,334,681	168,702,437
Foreign currency translation	(124,472,978)	(127,204,798)	(251,677,776)	101,367,756	67,334,681	168,702,437

Credited (Charged) to Other Reserves	16,465,996	(17,016)	16,448,980	(13,749,102)	-	(13,749,102)
Share of other comprehensive income (loss) of associates	14,071,676	(25,783)	14,045,893	(13,749,102)	-	(13,749,102)
Tax effect	2,394,320	8,767	2,403,087	-	-	-

Total Other Comprehensive Income	76,719,438	(125,837,786)	(49,118,348)	(184,545,303)	64,238,292	(120,307,011)

Total Comprehensive Income	703,772,844	19,209,162	722,982,006	248,631,881	188,591,943	437,223,824

22.7   Equity attributable to minority interests

The principal fluctuations on minority interests during years 2009 and 2008 are explained as follows:

On October 9, 2009, in a market transaction on the Lima Stock Exchange (Peru), Endesa Chile acquired an additional 29.3974% interest on Edegel S.A.A., for a total of US$ 375 million. This acquisition resulted in a decrease of minority interest of ThCh$127,551,963.

It is important to highlight that this acquisition was approved by the Company’s Board of Directors after their review of external valuations prepared by hired investment banks and internal valuations prepared by Management. The shares were acquired from the Peruvian company Generalima S.A.C., a subsidiary of Endesa Latinoamérica S.A.U., which is a related party to Endesa Chile.

23.    REVENUES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

Revenues	For the year ended
	2009	2008
	ThCh$	ThCh$

Energy sales	2,346,027,026	2,441,009,414

Other sales	12,085,420	20,557,959
Sales of products and services	12,085,420	20,557,959

Other services provided	50,127,000	70,000,800
Tolls and transmission	5,841,603	30,855,703
Lease of measurement equipment	43,947	2,631,060
Engineering services	19,960,120	14,948,168
Other services	24,281,330	21,565,869

Total Revenues	2,408,239,446	2,531,568,173

Other Operating Income	For the year ended
	2009	2008
	ThCh$	ThCh$

Other operating income	10,679,909	4,820,266

Total Other Operating Income	10,679,909	4,820,266

24.    CONSUMPTION OF RAW AND SECONDARY MATERIALS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

Consumption of raw and secondary materials	For the year ended
	2009	2008
	ThCh$	ThCh$

Energy purchased	(164,312,507)	(224,432,412)
Cost fuel consumed	(587,063,935)	(845,936,200)
Transportation costs	(173,035,230)	(187,324,624)
Other variable supplies and services	(51,734,217)	(46,759,899)

Total	(976,145,889)	(1,304,453,135)

25.    EMPLOYEE EXPENSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

Employee expenses	For the year ended
	2009	2008
	ThCh$	ThCh$

Salaries and wages	(68,688,989)	(60,038,243)
Post-employment benefit obligation expense	(483,347)	(485,030)
Social security service and other social charges	(5,641,035)	(2,688,880)
Other personnel expenses	(19,050)	(87,321)

Total	(74,832,421)	(63,299,474)

26.    DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
	ThCh$	ThCh$

Depreciation	(192,772,740)	(182,631,235)
Amortization	(3,369,335)	(3,973,340)
Impairment losses (*)	(43,999,600)	-

Total	(240,141,675)	(186,604,575)

(*) See note 13.f.5.

27.    OTHER MISCELLANEOUS OPERATING EXPENSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

Other Miscellaneous Operating Expenses	For the year ended
	2009	2008
	ThCh$	ThCh$

Other supplies	(2,350,841)	(2,298,270)
Environmental expenses	(3,265,413)	(3,205,718)
Lease and rental cost	(3,029,391)	(2,910,420)
Repair and maintenance	(13,136,995)	(12,923,921)
Independent professional services	(6,985,191)	(12,056,551)
Outsourced services	(18,702,738)	(13,247,171)
Insurance premiums	(12,682,484)	(9,233,688)
Marketing, public relations and advertising	(1,557,060)	(952,773)
Contributions	(1,672,172)	(1,371,164)
Other taxes and tariffs	(19,124,384)	(17,006,971)
Other supplies and services	(28,362,110)	(32,661,068)

Total Other Miscellaneous Operating Expenses	(110,868,779)	(107,867,715)

28.    FINANCIAL COSTS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

Financial Costs	For the year ended
	2009	2008
	ThCh$	ThCh$

Finance Expenses	(188,368,384)	(198,439,587)

Bank loans	(46,461,315)	(45,642,179)
Bonds	(103,202,475)	(127,130,691)
Finance leasing	(3,666,191)	(4,693,442)
Valuation of financial derivatives	(4,255,054)	(726,687)
Financial provisions	(3,014,451)	(2,619,725)
Other	(27,768,898)	(17,626,863)

Gain (loss) for indexed assets and liabilities	9,275,308	(18,950,333)

Foreign Currency Exchange differences, Net	(17,017,325)	(5,828,382)

Positive	29,665,246	42,223,336
Negative	(45,310,744)	(48,042,019)
Derivatives, net	(1,371,827)	(9,699)

Total Financial Costs	(196,110,401)	(223,218,302)

29.    GAIN (LOSS) FROM INVESTMENTS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

Gain from investments	For the year ended
	2009	2008
	ThCh$	ThCh$

Cash and cash equivalents	19,525,214	19,801,293
Other financial assets	4,877,607	7,235,914
Other finance income	822,831	8,302,363

Total	25,225,652	35,339,570

30.    INCOME TAX

Income tax as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods are detailed herein. Also, the following table reconciles income taxes resulting from applying the general current tax rate to "Net income before taxes" to the income tax expense recorded in the accompanying consolidated statement of comprehensive income for 2009 and 2008:

Income tax	For the year ended
	2009	2008
	ThCh$	ThCh$

Current Tax Expense	(230,226,472)	(142,840,577)
Tax benefit effect from tax assets not previously recognized	12,155,622	-
Adjustments to Current Tax of Prior Period	(13,231,189)	(2,588,205)
Other Current Tax Expense	(2,799,433)	(6,486,004)

Current Tax Expense, Net	(234,101,472)	(151,914,786)

Deferred Tax Income (Expense) Relating to Origination and Reversal of Temporary Differences	48,513,831	(50,423,200)
Tax benefit effect from tax assets not previously recognized	1,700,625	-
Other Deferred Tax Income (Expense)	11,418,720	(7,839,619)

Deferred Tax Income (Expense), Net	61,633,176	(58,262,819)
Income Tax	(172,468,296)	(210,177,605)

Reconciliation of Tax Expense	2009	2008
	ThCh$	ThCh$

Tax expense using statutory rate	(160,576,672)	(130,510,434)
Tax effect of rates in other jurisdictions	(44,211,383)	(35,674,678)
Tax effect of non-taxable revenues	10,333,820	21,915,058
Tax effect of non-tax-deductible expenses	(7,419,887)	(13,507,757)
Effect of tax credit on assets not previously recognized	2,499,071	-
Tax effect from under or over provided tax in prior periods	(7,359,691)	(2,588,205)
Price-level restatement for tax purposes (investments and equity)	34,266,446	(49,811,589)
Total adjustments to tax expense using statutory rate	(11,891,624)	(79,667,171)

Income Tax	(172,468,296)	(210,177,605)

31.    SEGMENT INFORMATION

31.1   Segmentation criteria

Endesa Chile develops commercial activities within two basic business lines: electricity generation and other.

Segment information is also structured geographically by country:

•   Chile

•   Argentina

•   Peru

•   Colombia

As the subsidiaries of Endesa Chile are basically aligned along these two business lines, the segment information presented below is based on the financial information of the companies within each segment.

The following table details this segment information for 2009 and 2008.

31.2   Distribution by country

Country	Chile		Argentina		Colombia		Peru		Others		Eliminations		Total
ASSETS	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	516,871,512	806,288,166	118,440,168	114,278,494	256,813,794	236,178,551	54,343,007	74,908,952	29,830,486	23,625,828	(33,937,725)	(13,441,108)	942,361,242	1,241,838,883
Current Operating Assets	516,871,512	806,288,166	118,440,168	114,278,494	256,813,794	236,178,551	54,343,007	74,908,952	29,830,486	23,625,828	(33,937,725)	(13,441,108)	942,361,242	1,241,838,883
Cash and Cash Equivalents	239,557,586	531,859,703	24,084,851	41,128,903	160,939,980	133,927,140	21,294,688	11,417,994	561,124	884,240	-	-	446,438,229	719,217,980
Financial assets at fair value with changes through net income	1,493,492	-	-	-	-	-	-	-	-	-	-	-	1,493,492	-
Other financial assets	42,597	-	-	-	-	-	-	-	60	-	-	-	42,657	-
Trade accounts receivable and other receivables, net	201,579,265	164,670,100	82,457,014	62,870,559	55,169,859	69,249,693	11,073,405	40,513,491	6,516,558	4,984,036	(28,530,633)	(27,202)	328,265,468	342,260,677
Accounts receivable from related companies	8,360,055	25,369,369	2,228,305	4,632,137	32,526,869	26,442,021	8,979,580	5,739,401	22,473,119	17,476,040	(5,407,092)	(13,413,906)	69,160,836	66,245,062
Inventories	18,778,149	26,585,987	3,803,384	2,207,392	6,622,526	6,559,697	10,975,529	13,788,670	-	-	-	-	40,179,588	49,141,746
Prepayments	2,138,737	1,876,417	1,404,934	1,233,456	1,554,560	-	2,016,998	1,568,626	68,847	30,085	-	-	7,184,076	4,708,584
Current tax receivable	44,053,507	52,051,837	169,612	1,081,210	-	-	2,807	1,530,723	166,372	248,134	-	-	44,392,298	54,911,904
Other assets	868,124	3,874,753	4,292,068	1,124,837	-	-	-	350,047	44,406	3,293	-	-	5,204,598	5,352,930

NON-CURRENT ASSETS	3,993,018,113	3,878,398,632	238,359,902	420,434,264	1,228,326,578	1,423,563,041	785,935,394	1,138,957,979	48,511,519	68,210,295	(1,067,160,136)	(1,492,497,729)	5,226,991,370	5,437,066,482
Available-for-sale financial assets	2,487,796	2,431,165	-	-	-	-	-	-	-	1,342	-	-	2,487,796	2,432,507
Other financial assets	1,063,377	1,655,343	-	-	-	-	-	-	-	-	-	-	1,063,377	1,655,343
Trade accounts receivable and other receivables, net	2,378,486	57,079,072	61,013,486	90,101,827	3,028,768	3,085,562	-	-	295,725	3,145,871	-	-	66,716,465	153,412,332
Accounts receivable from related companies	(76,986)	7,496,627	-	-	-	-	-	-	76,986	78,859	-	(7,575,486)	-	-
Investments in associates accounted for using the equity method	1,598,184,456	1,523,350,874	4,698,977	96,675,083	1,366	-	47,596,359	290,945,562	26,488,936	40,486,656	(1,102,872,803)	(1,414,755,145)	574,097,291	536,703,030
Intangible assets, net	8,021,312	34,614,920	2,780,777	3,840,823	17,245,016	19,239,677	11,556,650	199,529	16,879,892	19,059,463	91,700,310	-	148,183,957	76,954,412
Property, plant and equipment, net	2,359,882,964	2,228,924,622	147,343,811	205,984,029	1,148,817,647	1,331,396,777	724,212,506	841,810,598	2,720,075	2,945,690	(55,987,643)	(70,167,098)	4,326,989,360	4,540,894,618
Deferred tax assets	20,016,869	21,980,616	12,629,862	11,706,774	58,141,132	68,671,434	2,152,412	5,544,615	1,983,851	2,422,945	-	-	94,924,126	110,326,384
Hedging instruments	509,760	-	-	-	-	-	80,862	-	-	-	-	-	590,622	-
Other assets	550,079	865,393	9,892,989	12,125,728	1,092,649	1,169,591	336,605	457,675	66,054	69,469	-	-	11,938,376	14,687,856

TOTAL ASSETS	4,509,889,625	4,684,686,798	356,800,070	534,712,758	1,485,140,372	1,659,741,592	840,278,401	1,213,866,931	78,342,005	91,836,123	(1,101,097,861)	(1,505,938,837)	6,169,352,612	6,678,905,365

Country	Chile		Argentina		Colombia		Peru		Others		Eliminations		Total
NET EQUITY AND LIABILITIES	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	635,092,821	799,617,498	143,807,722	163,211,243	130,634,275	282,665,428	71,313,577	121,038,408	12,790,003	10,467,833	(12,536,717)	(21,356,282)	981,101,681	1,355,644,128
Current Operating Liabilities	635,092,821	799,617,498	143,807,722	163,211,243	130,634,275	282,665,428	71,313,577	121,038,408	12,790,003	10,467,833	(12,536,717)	(21,356,282)	981,101,681	1,355,644,128
Interest-bearing loans	188,704,590	434,922,470	61,178,560	80,193,716	57,137,900	148,527,035	38,334,893	76,474,333	-	-	-	-	345,355,943	740,117,554
Other financial liabilities	420,822	-	275,969	-	-	-	-	-	-	-	-	-	696,791	-
Trade accounts payable and other payables	293,794,226	244,668,613	29,973,620	40,139,578	28,526,181	23,502,230	20,319,427	38,106,135	1,258,402	1,370,661	-	(112,200)	373,871,856	347,675,017
Accounts payable to related companies	65,008,007	57,134,259	29,954,939	31,255,408	2,477,464	65,570,261	262,056	256,607	5,388,310	4,423,856	(12,536,717)	(21,244,082)	90,554,059	137,396,309
Provisions	25,922,905	26,494,199	1,163,928	1,108,306	26,684	-	2,790,365	2,536,882	3,489,342	3,567,074	-	-	33,393,224	33,706,461
Current tax payable	57,461,125	31,637,347	20,817,793	9,968,471	37,298,367	39,446,971	8,066,064	2,415,671	302,083	497,788	-	-	123,945,432	83,966,248
Other liabilities	2,638,986	4,691,756	409,951	525,858	2,086,648	2,025,949	1,540,772	1,248,780	1,992,839	218,145	-	-	8,669,196	8,710,488
Deferred revenues	89,440	58,936	-	-	-	-	-	-	359,027	390,309	-	-	448,467	449,245
Post-employment benefit obligations	367,702	-	-	-	3,081,031	3,592,982	-	-	-	-	-	-	3,448,733	3,592,982
Hedging instruments	685,018	9,918	32,962	19,906	-	-	-	-	-	-	-	-	717,980	29,824

NON-CURRENT LIABILITIES	1,310,130,077	1,676,261,636	122,228,745	164,365,394	424,071,893	342,424,533	358,335,279	415,637,559	17,632,214	22,617,897	850,871	-	2,233,249,079	2,621,307,019
Interest-bearing loans	1,089,852,354	1,445,905,323	97,956,798	129,801,713	406,377,244	322,668,484	197,794,571	236,168,778	-	-	-	-	1,791,980,967	2,134,544,298
Trade accounts payable and other payables	7,361,867	13,212,182	-	-	-	-	-	-	207,872	40,190	-	-	7,569,739	13,252,372
Provisions	9,246,395	1,093,483	-	-	430,975	571,426	10,482,637	1,516,129	578	109,487	-	-	20,160,585	3,290,525
Deferred tax liabilities	184,228,532	203,427,245	12,848,716	18,177,626	-	-	147,818,131	173,985,784	2,981,240	3,783,730	-	-	347,876,619	399,374,385
Other liabilities	9,964,125	1,258,605	10,733,441	15,374,333	-	-	-	-	12,788,275	16,803,476	850,871	-	34,336,712	33,436,414
Deferred revenues	163,596	233,531	-	-	-	-	-	-	-	-	-	-	163,596	233,531
Post-employment benefit obligations	9,313,208	8,814,659	-	-	17,263,674	19,184,623	-	-	1,654,249	1,881,014	-	-	28,231,131	29,880,296
Hedging instruments	-	2,316,608	689,790	1,011,722	-	-	2,239,940	3,966,868	-	-	-	-	2,929,730	7,295,198

NET EQUITY	2,564,666,727	2,208,807,664	90,763,603	207,136,121	930,434,204	1,034,651,631	410,629,545	677,190,964	47,919,788	58,750,393	(1,089,412,015)	(1,484,582,555)	2,955,001,852	2,701,954,218
Net Equity Attributable to Shareholders of the Company	2,564,666,727	2,208,807,664	90,763,603	207,136,121	930,434,204	1,034,651,631	410,629,545	677,190,964	47,919,788	58,750,393	(1,089,412,015)	(1,484,582,555)	2,069,085,642	1,598,730,012
Issued share capital	2,114,323,325	2,135,893,727	84,324,737	223,680,953	259,460,190	298,494,955	164,297,758	658,543,384	144,937,116	144,937,116	(1,229,620,484)	(1,923,827,493)	1,537,722,642	1,537,722,642
Reserves	(683,420,776)	(850,292,883)	1,707,825	(31,223,039)	532,944,218	620,159,057	224,415,743	(29,555,276)	(27,119,572)	(27,204,184)	68,206,630	676,594,567	(769,182,142)	(744,745,964)
Retained Earnings	1,133,764,178	923,206,820	4,731,041	14,678,207	138,029,796	115,997,619	21,916,044	48,202,856	(69,897,756)	(58,982,539)	72,001,839	(237,349,629)	1,300,545,142	805,753,334

Minority Interests	-	-	-	-	-	-	-	-	-	-	-	-	885,916,210	1,103,224,206

Total Net Equity and Liabilities	4,509,889,625	4,684,686,798	356,800,070	534,712,758	1,485,140,372	1,659,741,592	840,278,401	1,213,866,931	78,342,005	91,836,123	(1,101,097,861)	(1,505,938,837)	6,169,352,612	6,678,905,365

31.2 Distribution by country (continued)

Country	Chile		Argentina		Colombia		Peru		Others		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
For the years ended December 31, 2009 and 2008	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
INCOME	1,369,647,333	1,605,336,868	296,577,889	284,227,984	500,964,413	401,470,271	213,624,981	208,496,821	39,001,367	36,856,495	(896,628)	-	2,418,919,355	2,536,388,439
Sales	1,363,467,495	1,603,713,760	293,388,675	284,077,914	500,829,922	401,257,389	212,448,615	205,662,615	39,001,367	36,856,495	(896,628)	-	2,408,239,446	2,531,568,173
Energy sales	1,349,609,938	1,551,715,509	293,388,675	284,077,914	500,175,971	400,576,991	202,852,442	204,588,804	-	50,196	-	-	2,346,027,026	2,441,009,414
Other sales	6,009,988	14,564,928	-	-	-	-	-	-	6,075,432	5,993,031	-	-	12,085,420	20,557,959
Other services	7,847,569	37,433,323	-	-	653,951	680,398	9,596,173	1,073,811	32,925,935	30,813,268	(896,628)	-	50,127,000	70,000,800

Other operating income	6,179,838	1,623,108	3,189,214	150,070	134,491	212,882	1,176,366	2,834,206	-	-	-	-	10,679,909	4,820,266

Procurement and Services	(511,521,900)	(871,056,362)	(208,539,466)	(206,239,901)	(184,067,482)	(128,688,480)	(72,013,860)	(98,453,175)	(3,181)	(15,217)	-	-	(976,145,889)	(1,304,453,135)
Power purchased	(52,310,897)	(134,937,913)	(9,375,553)	(12,067,418)	(91,955,452)	(47,123,986)	(10,670,605)	(30,303,095)	-	-	-	-	(164,312,507)	(224,432,412)
Cost of fuel consumed	(345,812,585)	(606,484,644)	(180,160,003)	(179,081,276)	(20,572,023)	(10,740,338)	(40,516,143)	(49,625,820)	(3,181)	(4,122)	-	-	(587,063,935)	(845,936,200)
Transportation expenses	(107,314,035)	(122,578,858)	(5,363,800)	(4,689,649)	(46,663,960)	(45,787,546)	(13,693,435)	(14,257,476)	-	(11,095)	-	-	(173,035,230)	(187,324,624)
Other variable procurement costs and services	(6,084,383)	(7,054,947)	(13,640,110)	(10,401,558)	(24,876,047)	(25,036,610)	(7,133,677)	(4,266,784)	-	-	-	-	(51,734,217)	(46,759,899)

CONTRIBUTION MARGIN	858,125,433	734,280,506	88,038,423	77,988,083	316,896,931	272,781,791	141,611,121	110,043,646	38,998,186	36,841,278	(896,628)	-	1,442,773,466	1,231,935,304

Work on non-current assets	-	-	-	-	517,847	330,981	214,054	169,334	-	-	-	-	731,901	500,315
Employee expenses	(29,654,313)	(25,162,701)	(10,769,163)	(8,817,954)	(10,959,497)	(7,918,996)	(6,537,925)	(5,650,625)	(17,643,424)	(16,249,513)	-	-	(75,564,322)	(63,799,789)
Other fixed operating expenses	(48,246,105)	(45,421,082)	(11,675,874)	(11,200,880)	(19,127,781)	(17,815,369)	(21,025,750)	(16,556,810)	(11,689,897)	(17,637,815)	896,628	764,241	(110,868,779)	(107,867,715)

GROSS PROFIT FROM OPERATIONS	780,225,015	663,696,723	65,593,386	57,969,249	287,327,500	247,378,407	114,261,500	88,005,545	9,664,865	2,953,950	-	764,241	1,257,072,266	1,060,768,115

Depreciation, amortization and impairment losses	(140,184,964)	(95,960,199)	(22,642,765)	(20,684,846)	(36,516,121)	(30,560,196)	(38,212,838)	(36,233,239)	(2,584,987)	(3,166,095)	-	-	(240,141,675)	(186,604,575)

OPERATING INCOME	640,040,051	567,736,524	42,950,621	37,284,403	250,811,379	216,818,211	76,048,662	51,772,306	7,079,878	(212,145)	-	764,241	1,016,930,591	874,163,540

Net Finance Cost	(89,797,956)	(103,738,107)	(27,712,641)	(25,609,868)	(42,513,775)	(43,391,504)	(23,600,707)	(15,330,574)	(461,910)	12,931,325	13,292,506	(13,756,340)	(170,794,483)	(188,895,068)
Financial income	8,827,766	15,421,392	2,466,727	3,173,056	11,968,380	5,364,390	1,341,180	248,487	950,486	10,179,668	(238,621)	(63,759)	25,315,918	34,323,234
Financial expenses	(90,264,314)	(119,695,637)	(16,457,318)	(13,908,953)	(54,646,985)	(48,548,045)	(25,576,058)	(15,579,061)	(1,662,330)	(771,650)	238,621	63,759	(188,368,384)	(198,439,587)
Income (loss) for indexed assets and liabilities	9,009,669	(16,686,361)	-	-	-	-	-	-	265,639	(2,263,972)	-	-	9,275,308	(18,950,333)
Foreign currency exchange differences	(17,371,077)	17,222,499	(13,722,050)	(14,873,971)	164,830	(207,849)	634,171	-	(15,705)	5,787,279	13,292,506	(13,756,340)	(17,017,325)	(5,828,382)
Positive	28,981,945	47,547,505	1,904,563	1,406,927	263,663	128,111	635,100	-	-	6,887,434	-	(13,756,340)	31,785,271	42,213,637
Negative	(46,353,022)	(30,325,006)	(15,626,613)	(16,280,898)	(98,833)	(335,960)	(929)	-	(15,705)	(1,100,155)	13,292,506	-	(48,802,596)	(48,042,019)

Share of the profit of associates accounted for using the equity method	88,336,170	73,631,341	186,494	363,873	-	-	9,935,172	8,136,376	-	-	-	-	98,457,836	82,131,590
Gain (loss) from investments	(55,494)	-	-	-	(34,772)	252,022	-	764,314	-	-	-	-	(90,266)	1,016,336
Gain (loss) on sale of non-current assets not held for sale	34,186	(336,047)	-	-	83,708	167,699	(78,969)	(1,530,052)	26,047	990,442	-	-	64,972	(707,958)

NET INCOME BEFORE TAXES	638,556,957	537,293,711	15,424,474	12,038,408	208,346,540	173,846,428	62,304,158	43,812,370	6,644,015	13,709,622	13,292,506	(12,992,099)	944,568,650	767,708,440

Income taxes	(76,281,986)	(131,655,968)	(6,168,376)	(4,511,350)	(69,788,953)	(57,450,682)	(21,497,520)	(14,500,266)	1,268,539	(2,059,339)	-	-	(172,468,296)	(210,177,605)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	562,274,971	405,637,743	9,256,098	7,527,058	138,557,587	116,395,746	40,806,638	29,312,104	7,912,554	11,650,283	13,292,506	(12,992,099)	772,100,354	557,530,835
Gain (loss) of discontinued operations, net of tax							-	-			-	-	-	-
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS	562,274,971	405,637,743	9,256,098	7,527,058	138,557,587	116,395,746	40,806,638	29,312,104	7,912,554	11,650,283	13,292,506	(12,992,099)	772,100,354	557,530,835

NET INCOME	562,274,971	405,637,743	9,256,098	7,527,058	138,557,587	116,395,746	40,806,638	29,312,104	7,912,554	11,650,283	13,292,506	(12,992,099)	772,100,354	557,530,835
Shareholders of the Company	562,274,971	-	-	-	-	-	-	-	-	-	-	-	627,053,406	433,177,184
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	145,046,948	124,353,651

32     GUARANTEE COMMITMENTS TO THIRD PARTY, OTHER CONTINGENT ASSETS AND LIABILITIES AND OTHER COMMITMENTS

32.1  Direct guarantees

Creditor of Guarantee	Debtor		Type	Committed Assets			Outstanding balance			Guarantee release date
			of	Type	Currency	Book	as of December 31,
	Name	Relationship	Guarantee			value	Currency	2009	2008	2010	Assets	2011	Assets
Creditor Bank	Pangue S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$	86,239,360	ThCh$	370,984	1,586,880	-	-	-	-
Soc. de energía de la República de Argentina	Endesa Argentina, Endesa Costanera	Creditor	Pledge	Shares	ThCh$	1,617,383	ThCh$	2,923,298	6,289,519	-	-	-	-
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	54,056,510	ThCh$	72,279,911	90,716,919	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	15,853,655	ThCh$	4,346,571	13,638,215	-	-	-	-
Various Creditors	Endesa Parent Company	Creditor	Guarantees		ThCh$	-	ThCh$	2,728,493	508,461	-	-	-	-
Various Creditors	Edegel	Creditor	Pledge	Real Estate and Equipment	ThCh$	105,294,764	ThCh$	574,239	57,563,928	-	-	-	-
Banco Santander (Underwriter)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	10,127,465	ThCh$	93,151,966	94,205,737	-	-	-	-

As of December 31, 2009, Endesa Chile had future energy purchase commitments of ThCh$ 13,196,131 (ThCh$ 50,485,248 as of December 31, 2008).

32.2  Indirect guarantees

Creditor	Debtor		Committed Assets			Outstanding balance			Guarantee release date
of			Type of	Type	Value	as of December 31,
Guarantee	Name	Relationship	Guarantee	Currency	Accounting	Currency	2009	2008	2010	Assets	2011	Assets	2012	Assets

Vestas Eólicas S.A.U.	Endesa Eco S.A.	Subsidiary	Co-signer	ThCh$		ThCh$	-	7,923,754	-	-	-	-	-	-

32.3  Other information

The Ministry of Economy of the Chilean government decreed that the regulated consumption of energy distributors, without fixed energy supply contracts, should be served jointly by all generation companies, prorated to each companies’ fixed charge (this situation occurred from May 19, 2005 through December 31, 2009).

Regarding the aforementioned, the regulation enacted afterward has established that the generation companies will receive for these concepts the binding energy spot price, and they will either credit or charge the distributors any negative or positive differences that may arise with the current consumption at the current marginal cost. Also, the new regulation established a floor and a ceiling whereas the differences aforementioned could not be lower or higher than the 20% of energy spot price, and in case it is not sufficient, the residuals will be incorporated in the subsequent determination of energy spot price until all the differences are paid off entirely.

The estimated remaining recoverable amount for Endesa Chile at December 31, 2009 reaches Ch$132,000 million. The recovery and accounting for these amounts will take place through additional charges in the energy rate charged to distributors, which shall be applied and collected by the distributors through charges on future energy consumption of non-regulated clients.

33      PERSONNEL FIGURES

Endesa Chile’s personnel, including information regarding subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2009 and December 31, 2008:

Country	12-31-2009				Average for the period
	Managers	Professionals	Workers	Total
	and Principal	and	and
	Executives	Technicians	Others
Chile	46	1,084	207	1,337	1,396
Argentina	7	305	20	332	326
Brazil	-	4	2	6	4
Peru	7	216	18	241	247
Colombia	9	386	20	415	415
Total	69	1,995	267	2,331	2,387

Country	12-31-2008				Average for the period
	Managers	Professionals	Workers	Total
	and Principal	and	and
	Executives	Technicians	Others
Chile	48	1,149	234	1,431	1,330
Argentina	7	295	23	325	326
Peru	7	216	19	242	229
Colombia	7	374	23	404	402
Total	69	2,034	299	2,402	2,288

34     SUBSEQUENT EVENTS

No significant subsequent events have occurred between December 31, 2009 and the date of issuance of these consolidated financial statements.

35     ENVIRONMENT

Environmental expenses for the year ended December 31, 2009 and December 31, 2008 are detailed as follows:

Company incurring the cost	Project	12-31-2009 ThCh$	12-31-2008 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric power plants (HEPP) and thermoelectric power plants.	3,859,367	3,330,696
Hidroeléctrica el Chocón S.A.	ISO 14,001 audit, environmental monitoring and updating of environmental standards.	-	9,205
Edegel S.A.	Environmental monitoring, waste management, mitigation and restoration.	667,059	-
Endesa Costanera S.A.	Air quality monitoring, liquid waste monitoring, smokestack gas monitoring, Nox and SO2 measurements. Environmental noise level monitoring, cleaning of hydrocarbon separation chambers, environmental standards. Fuel quality control, prevention of hydrocarbon spills.	-	373,796
Total		4,526,426	3,713,697

36     ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Prior to 2008, the Group issued its consolidated financial statements in accordance with Generally Accepted Accounting Principles in Chile (hereinafter “Chilean GAAP”). Beginning in 2009, the Group issues its consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”).

The figures included in these consolidated financial statements for the 2008 period have been reconciled in order to present them using the same principles and criteria applied in 2009.

In order to determine the IFRS adoption balances, the Company decided to apply the exemption provided under paragraph 24 a) of IFRS 1 “First-time Adoption,” and has therefore decided to follow the footsteps of its parent company ENDESA, S.A. in adopting January 1, 2004 as the date of transition to the aforementioned international standard.  As of that date, the following exemptions allowed under IFRS 1 were principally applied:

-               Not reprocessing business combinations occurring before January 1, 2004 (exemption from IFRS 3).

-               Considering the amortized cost as of January 1, 2004, including revaluations of assets that took place in the different countries where the Group operates, as the deemed cost of Property, Plant and Equipment and Intangibles (exemption from IAS 16 and IAS 38).

-               Translation adjustments generated before January 1, 2004 have been transferred to reserves (exemption from IAS 21).

The following details provide a reconciliation between Chilean GAAP and IFRS of the Company’s consolidated equity as of January 1, 2008, and consolidated equity, net income and cash flows as of and for the year ended December 31, 2008:

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 12/31/2008	2,364,523,995	-	2,364,523,995
Incorporation of minority interest	-	1,192,716,624	1,192,716,624	(1)
Elimination of price-level restatement	(436,859,977)	(7,050,230)	(443,910,207)	(2)
Goodwill	107,429,164	5,302,629	112,731,793	(3)
Deferred tax	(68,549,006)	(33,941,077)	(102,490,083)	(4)
Minimum dividend	(87,036,762)	(887,868)	(87,924,630)	(6)
Elimination of TB 64	(306,527,845)	(58,321,210)	(364,849,055)	(5)
Other	25,750,443	5,405,338	31,155,781
Total IFRS adjustments	(765,793,983)	(89,492,418)	(855,286,401)
Net Equity under IFRS at 12/31/2008	1,598,730,012	1,103,224,206	2,701,954,218

	Net income attributable to the shareholders of the Company	Net income attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Income under Chilean GAAP for the year ended 12/31/2008	442,591,967	180,686,406	623,278,373
Elimination of price-level restatement	(83,336,719)	(1,568,062)	(84,904,781)	(2)
Amortization of goodwill	498,361	686,518	1,184,879	(3)
Deferred taxes	(36,182,329)	(8,146,081)	(44,328,410)	(4)
Elimination of TB 64	108,039,346	(47,659,698)	60,379,648	(5)
Other	1,566,558	354,568	1,921,126
Total IFRS adjustments	(9,414,783)	(56,332,755)	(65,747,538)
Net Income under IFRS for the year ended 12/31/2008	433,177,184	124,353,651	557,530,835

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 01/01/2008	1,884,226,640	-	1,884,226,640
Incorporation of minority interest		886,882,586	886,882,586	(1)
Elimination of price-level restatement	(265,577,228)	(4,496,860)	(270,074,088)	(2)
Goodwill	104,915,533	5,723,557	110,639,090	(3)
Deferred tax	(86,649,736)	(22,690,142)	(109,339,878)	(4)
Minimum dividend	(38,433,991)	(513,097)	(38,947,088)	(6)
Elimination of TB 64	(92,358,956)	65,807,019	(26,551,937)	(5)
Other	31,576,749	6,859,379	38,436,128
Total IFRS adjustments	(346,527,629)	50,689,856	(295,837,773)
Net Equity under IFRS at 1/1/2008	1,537,699,011	937,572,442	2,475,271,453

	Chilean GAAP Cash and cash equivalents 12/31/2008	Adjustments	IFRS Cash and cash equivalents 12/31/2008
	ThCh$	ThCh$	ThCh$
Chilean GAAP ending balance	702,366,035		702,366,035
Incorporation of proportionally consolidated companies:
GasAtacama	-	13,365,450	13,365,450
Hidroaysén	-	2,771,850	2,771,850
Other	-	714,645	714,645
Total	702,366,035	16,851,945	719,217,980

	Chilean GAAP cash flow 12/31/2008	Adjustments	IFRS cash flow 12/31/2008
	ThCh$	ThCh$	ThCh$
Net Income for the period of parent company	442,591,967	(9,414,783)	433,177,184
Minority interests	180,686,406	(56,332,755)	124,353,651
Gain (loss) on sale of assets and others	14,735	(323,113)	(308,378)
Charges (credits) to profit and loss that do not represent cash flows	132,281,142	(21,965,913)	110,315,229
Changes in assets that affect cash flows	10,762,828	(69,041,989)	(58,279,161)
Changes in liabilities that affect cash flows	100,447,124	241,232,773	341,679,897

Net positive (negative) cash flows provided by operating activities	866,784,202	84,154,220	950,938,422
Cash flows from financing activities	4,989,328	(151,463,166)	(146,473,838)
Net cash flows from investing activities	(278,088,592)	76,416,575	(201,672,017)
Total positive (negative) net cash flows	593,684,938	9,107,629	602,792,567

Effect of inflation on cash and cash equivalents	(1,291,363)	2,620,911	1,329,548
Net increase (decrease) in cash and cash equivalents	592,393,575	11,728,540	604,122,115

Beginning balance of cash and cash equivalents	109,972,460	5,123,405	115,095,865
Ending balance of cash and cash equivalents as of 12/31/2008	702,366,035	121,842,334	719,217,980

Principal adjustments applied:

1.   Incorporation of minority interest

Under Chilean GAAP, equity consists solely of the share attributable to the shareholders of the Company, while under IFRS equity includes the shares attributable to the shareholders of the Company and the minority interest. Therefore, the share of minority interests on Endesa Chile’s consolidated statement of financial position prepared in accordance with Chilean GAAP is incorporated into equity in the consolidated statement of financial position prepared in accordance with IFRS.

2.   Price-level restatement

Price-level restatement recognized under Chilean GAAP is eliminated as inflation adjustments are only accepted under IFRS when the functional currency relates to a hyperinflationary economy. Neither Chile nor any of the other countries in which the Group’s investments are located qualify as hyperinflationary countries, based on the requirements established in IAS No. 29 "Financial Reporting in Hyperinflationary Economies".

3.   Goodwill

Goodwill arises in the acquisition of companies and represents the difference between the acquisition cost and the acquired share in the fair value of assets and liabilities, including identifiable contingent liabilities as of the date of acquisition. Under Chilean GAAP, in the case of foreign subsidiaries, goodwill is controlled in historic dollars, while under IFRS they are recorded and controlled in the functional currency of the acquired company.

In addition, under Chilean GAAP goodwill is amortized on a straight line basis over a period of time that considers, among other aspects, the nature of the investment, the predictable life of the business and the return on investment, which in no case may exceed 20 years.  Under IFRS, systematic amortization does not exist for goodwill, and therefore goodwill is not amortized: The only requirement is to perform a periodic analysis of recoverability.

4.   Deferred tax

Under IFRS, the balance method is applied to deferred taxes, by which any difference between the book and tax basis of an asset or liability represents a deferred tax that should be recorded in the statement of financial position.

Under Chilean GAAP, deferred taxes are determined similar to IFRS; however, certain exemptions established by Technical Bulletin No. 60 “Accounting for Income Taxes and Deferred Taxes" issued by the Chilean Institute of Accountants and other complementary bulletins result in differences with IFRS that must be adjusted in the adoption process.

The main difference arises from the fact that Chilean GAAP allowed accounting for the effect of first-time application against an account in the statement of financial position known as “complementary asset (liability) for deferred liabilities (assets)”. These complementary assets (liabilities) were amortized against income in the estimated period of reversal of the temporary differences that originated them, except when complementary liabilities were originated by recording deferred tax assets for tax losses, in which case they were amortized based on the real use of these losses.

Also, included on these differences is the deferred tax effect of the other Chilean GAAP to IFRS adjustment originated from the changes in respective book basis of the balances adjusted.

5.   Technical Bulletin No. 64

Under IFRS, financial statements are prepared based on the functional currency of each entity. Under Chilean GAAP, in the case of our foreign companies, as established in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, non-monetary assets and liabilities are controlled in historical dollars.

6.   Minimum dividend

Article No. 79 of Chile’s Corporations Law establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company's by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

Under IFRS, as it is practically impossible to achieve unanimous agreement given Endesa Chile's highly fragmented share capital, the obligation must be accounted for on an accrual basis, net of any interim dividends approved as of period end. Under Chilean GAAP, this obligation is not accounted for until the dividend is approved at a shareholders’ meeting.

37     FINANCIAL STATEMENTS OF PRINCIPAL SUBSIDIARIES

A summary of condensed consolidated and individual financial information for the Group is as follows:

CONDENSED FINANCIAL INFORMATION FOR THE GROUP PER SUBSIDIARY

	12-31-2009
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENDESA ECO	20,342,545	141,348,885	161,691,430	(151,709,864)	(19,897,730)	(171,607,594)	5,363,817	(13,478,980)	(8,115,163)
PEHUENCHE	66,918,651	250,679,247	317,597,898	(93,120,578)	(41,741,967)	(134,862,545)	199,025,325	(44,152,639)	154,872,686
SAN ISIDRO	53,986,693	85,953,344	139,940,037	(34,584,533)	(16,770,373)	(51,354,906)	119,444,441	(107,229,856)	12,214,585
PANGUE	64,692,377	139,047,187	203,739,564	(77,357,564)	(14,588,592)	(91,946,156)	102,435,170	(27,600,506)	74,834,664
CELTA	18,895,799	79,166,484	98,062,283	(4,768,430)	(6,362,133)	(11,130,563)	59,026,738	(52,369,255)	6,657,483
ENIGESA	1,656,913	3,559,633	5,216,546	(835,342)	(131,357)	(966,699)	5,278,311	(3,994,880)	1,283,431
INGENDESA	10,755,422	1,206,290	11,961,712	(6,729,033)	(1,825,356)	(8,554,389)	27,630,988	(25,766,921)	1,864,067
INV. ENDESA NORTE	-	25,157,716	25,157,716	(3,224,334)	-	(3,224,334)	-	(166,553)	(166,553)
TUNEL EL MELON	17,507,583	18,587,880	36,095,463	(2,090,726)	(15,675,501)	(17,766,227)	6,092,068	(1,160,459)	4,931,609
ENDESA ARGENTINA	2,955,460	38,713,348	41,668,808	(44,707)	-	(44,707)	413,719	123,951	537,670
ENDESA COSTANERA	46,132,764	139,465,744	185,598,508	(108,896,949)	(73,587,167)	(182,484,116)	228,090,396	(238,967,631)	(10,877,235)
HIDROINVEST	11,067,591	27,827,113	38,894,704	(347,897)	-	(347,897)	3,941,241	611,450	4,552,691
HIDROELÉCTRICA EL CHOCÓN S.A.	59,552,103	91,442,295	150,994,398	(35,636,058)	(48,641,578)	(84,277,636)	65,298,279	(46,084,169)	19,214,110
SCP ARGENTINA	58,317	1,401,197	1,459,514	(208,178)	-	(208,178)	-	(2,672)	(2,672)
EMGESA	256,813,794	1,228,326,578	1,485,140,372	(130,634,275)	(424,071,893)	(554,706,168)	500,829,922	(362,272,335)	138,557,587
GENERANDES PERU	195,754	189,546,962	189,742,716	(30,872)	-	(30,872)	19,653,352	(165,000)	19,488,352
EDEGEL	50,563,350	699,489,852	750,053,202	(55,480,341)	(309,812,958)	(365,293,299)	197,723,819	(162,768,423)	34,955,396
CHINANGO	3,874,902	103,736,922	107,611,824	(16,093,363)	(61,224,726)	(77,318,089)	15,511,080	(14,352,555)	1,158,525
TRANSQUILLOTA	644,435	5,099,241	5,743,676	(740,067)	(438,364)	(1,178,431)	1,163,684	(603,983)	559,701
HIDROAYSÉN	4,136,868	44,323,280	48,460,148	(18,926,306)	-	(18,926,306)	-	(3,056,976)	(3,056,976)
GASATACAMA	57,217,616	158,174,887	215,392,503	(93,938,500)	(21,233,800)	(115,172,300)	171,652,188	(159,554,219)	12,097,969

CONDENSED FINANCIAL INFORMATION FOR THE GROUP PER SUBSIDIARY

	12-31-2008
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENDESA ECO	9,160,899	86,918,567	96,079,466	(94,894,579)	(2,460,069)	(97,354,648)	4,678,789	(5,576,689)	(897,900)
PEHUENCHE	98,565,080	262,333,664	360,898,744	(71,944,490)	(78,543,839)	(150,488,329)	306,489,664	(96,689,648)	209,800,016
SAN ISIDRO	39,398,828	98,193,340	137,592,168	(33,582,047)	(25,707,596)	(59,289,643)	182,348,450	(136,505,591)	45,842,859
PANGUE	52,174,003	142,803,816	194,977,819	(34,601,400)	(64,770,503)	(99,371,903)	120,046,420	(65,396,606)	54,649,814
CELTA	14,856,797	88,151,582	103,008,379	(13,395,940)	(9,336,786)	(22,732,726)	56,011,301	(54,300,966)	1,710,335
ENIGESA	1,740,842	2,723,632	4,464,474	(1,180,298)	(147,394)	(1,327,692)	5,222,394	(3,969,561)	1,252,833
INGENDESA	10,206,362	1,747,644	11,954,006	(6,050,212)	(2,183,052)	(8,233,264)	27,154,724	(23,823,914)	3,330,810
INV. ENDESA NORTE	-	39,891,570	39,891,570	(3,057,780)	-	(3,057,780)	6,593,176	(310,198)	6,282,978
TUNEL EL MELON	11,703,571	23,846,107	35,549,678	(203,148)	(20,287,451)	(20,490,599)	6,007,859	(5,925,434)	82,425
ENDESA ARGENTINA	3,411,854	50,160,910	53,572,764	(58,429)	-	(58,429)	2,686,011	105,890	2,791,901
ENDESA COSTANERA	69,796,986	186,194,725	255,991,711	(135,670,744)	(102,513,617)	(238,184,361)	239,937,200	(241,516,233)	(1,579,033)
HIDROINVEST	9,568,629	49,436,908	59,005,537	(415,269)	-	(415,269)	4,957,341	613,969	5,571,310
HIDROELÉCTRICA EL CHOCÓN S.A.	38,632,868	134,523,941	173,156,809	(34,756,759)	(61,851,777)	(96,608,536)	44,140,714	(36,121,439)	8,019,275
SCP ARGENTINA	84,049	879,566	963,615	(287,720)	-	(287,720)	-	(125,246)	(125,246)
EMGESA	223,262,957	1,436,478,635	1,659,741,592	(282,665,428)	(342,424,533)	(625,089,961)	401,257,389	(284,861,643)	116,395,746
GENERANDES PERU	686,919	237,901,179	238,588,098	(20,674)	-	(20,674)	13,518,242	(1,600,845)	11,917,397
EDEGEL	74,222,033	901,056,800	975,278,833	(121,017,734)	(415,637,559)	(536,655,293)	205,662,615	(174,891,194)	30,771,421
TRANSQUILLOTA	1,097,749	5,579,306	6,677,055	(2,133,630)	(538,380)	(2,672,010)	695,960	(327,305)	368,655
HIDROAYSÉN	4,580,582	31,452,335	36,032,917	(3,357,877)	(84,194)	(3,442,071)	-	(1,458,875)	(1,458,875)
GASATACAMA	70,012,385	198,620,784	268,633,169	(41,912,166)	(116,558,569)	(158,470,735)	276,831,796	(270,238,523)	6,593,273

The following Appendixes (1, 2 and 3) are part of the notes to the consolidated financial statements.

APPENDIX NO. 1 ENDESA CHILE GROUP COMPANIES

This appendix is part of note 2.4 “Subsidiaries and jointly-controlled entities”.

Company (In alphabetical order)	% Ownership Interest as of 12/31/09		% Ownership Interest as of 12/31/2008		Relationship	Corporate Domicile	Activity
	Control	Economic	Control	Economic

Atacama Finance Co	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Grand Cayman (Cayman Islands)	Holding Company
Central Eólica Canela S.A.	75.00%	75.00%	75.00%	75.00%	Subsidiary	Santiago de Chile (Chile)	Promoting and developing renewable energy projects
Centrales Hidroeléctricas de Aysén S.A.	51.00%	51.00%	51.00%	51.00%	Jointly Controlled	Santiago de Chile (Chile)	Developing and operating hydroelectric project
Chinango S.A.C.	80.00%	49.97%	-	-	Subsidiary	Lima (Peru)	Generating, retailing and distributing electric energy
Compañía Eléctrica San Isidro S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Compañía Eléctrica Tarapacá S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Consorcio Ara- Ingendesa Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Project engineering consulting
Consorcio Ingendesa Minimetal Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Engineering services
Edegel S.A.A	83.60%	62.46%	54.20%	33.06%	Subsidiary	Lima (Peru)	Generating, retailing and distributing electric energy

Company (In alphabetical order)	% Ownership Interest as of 12/31/2009		% Ownership Interest as of 12/31/2008		Relationship	Corporate Domicile	Activity
	Control	Economic	Control	Economic

Emgesa S.A. E.S.P.	26.87%	26.87%	26.87%	26.87%	Subsidiary	Bogota (Colombia)	Generating electric energy
Empresa de Ingeniería Ingendesa S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Providing engineering services
Empresa Eléctrica Pangue S.A.	94.99%	94.99%	94.99%	94.99%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Empresa Eléctrica Pehuenche S.A.	92.65%	92.65%	92.65%	92.65%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Endesa Argentina S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Holding Company
Endesa Costanera S.A.	69.76%	69.76%	69.76%	69.76%	Subsidiary	Buenos Aires (Argentina)	Generating and retailing electricity
Endesa Eco S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Renewable energy projects
Endesa Inversiones Generales S.A.	100.00%	99.96%	100.00%	99.96%	Subsidiary	Santiago de Chile (Chile)	Holding Company
Energex Co.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Grand Cayman (Cayman Islands)	Holding Company
GasAtacama S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Managing and directing companies
Gasoducto Atacama Argentina S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas
Gasoducto Atacama Chile S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas

Company (In alphabetical order)	% Ownership Interest as of 12/31/2009		% Ownership Interest as of 12/31/2008		Relationship	Corporate Domicile	Activity
	Control	Economic	Control	Economic

Gasoducto Taltal Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas
Generandes Perú S.A.	61.00%	61.00%	61.00%	61.00%	Subsidiary	Lima (Peru)	Holding Company
Hidroaysén Transmisión S.A.	51.00%	51.00%	51.00%	51.00%	Jointly Controlled	Santiago de Chile (Chile)	Developing electricity transmission systems
Hidroeléctrica El Chocón S.A.	67.67%	65.37%	67.67%	65.37%	Subsidiary	Buenos Aires (Argentina)	Producing and retailing electric energy
Hidroinvest S.A.	96.09%	96.09%	96.09%	96.09%	Subsidiary	Buenos Aires (Argentina)	Holding Company
Ingendesa do Brasil Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Rio de Janeiro (Brazil)	Project engineering consulting
Inversiones Endesa Norte S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Energy investment projects in northern Chile
Inversiones GasAtacama Holding Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas
Progas S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Distributing gas
Sociedad Concesionaria Túnel El Melón S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Executing, constructing and operating El Melon Tunnel
Sociedad Consorcio Ingendesa-Ara Limitada	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Providing engineering services
Sociedad Portuaria Central Cartagena S.A.	94.95%	25.52%	-	-	Subsidiary	Bogota (Colombia)	Administration of port facilities
Southern Cone Power Argentina S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Holding Company
Transmisora Eléctrica de Quillota Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting and distributing electric energy

APPENDIX NO. 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of note 2.4.1 “Changes in the scope of consolidation”.

Company	% Ownership interest			% Ownership interest
	as of December 31, 2009			as of December 31, 2008
	Control	Economic	Consolidation Method	Control	Economic	Consolidation Method

Sociedad Portuaria Central Cartagena S.A.	94.95%	25.52%	Global integration	-	-	-

APPENDIX NO. 3 ASSOCIATES

This appendix is part of note 3. f) “Investments in associates accounted for using the equity method”.

Company (in alphabetical order)	% Ownership 12/31/2009	% Ownership 12/31/2008	Corporate Domicile	Activity
	Economic	Economic

Distrilec Inversora S.A.	0.89%	0.89%	Buenos Aires (Argentina)	Holding Company
Electrogas S.A	42.50%	42.50%	Santiago de Chile (Chile)	Holding Company
Endesa Brasil S.A.	38.88%	37.65%	Rio de Janeiro (Brazil)	Holding Company
Endesa CEMSA S.A.	45.00%	45.00%	Buenos Aires (Argentina)	Wholesale purchase and sale of electric energy
GNL Chile S.A.	33.33%	33.33%	Santiago de Chile (Chile)	Promoting project to supply liquefied natural gas
GNL Quintero S.A.	20.00%	20.00%	Santiago de Chile (Chile)	Developing, designing and supplying regasification terminal for liquefied natural gas
Inversiones Electrogas S.A.	42.50%	42.50%	Santiago de Chile (Chile)	Holding Company