Form 20-F/A
period 2009-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2010-11-26
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2009, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 11, 2010 (the “Form 20-F”).  The purpose of this Form 20-F/A is to amend the following sections:

•                  Item 4. Information on the Company, Recent Developments: Disclosure on the delay, damages and expected losses in Bocamina II, due to the earthquake that Chile experienced on February 27, 2010.

•                  Item 4. Information on the Company. B. Business Overview: Disclosure on breakdown of revenues by geographic markets.

•                  Item 4 Information on the Company. D. Property, Plants and Equipments: disclosure of additional detail of projects under development.

•                  Item 5. Operating and Financial Review and Prospects. B. Liquidity and Capital Resources: Explanation on the convenience of including a financial perspective of our liquidity and capital resources, as a complement to an accounting perspective.  Addition of a cash flow using an accounting perspective and addition of a reconciliation between financial and accounting cash flows.

•                  Item 5 Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations: additional disclosure of the “contractual operational obligation amounts.”

•                  Item 6. Directors, Senior Management and Employees. A. Directors and Senior Management: Disclosure of the biographical descriptions of the new directors appointed in April 2010.

•                  Item 6. Directors, Senior Management and Employees. B. Compensation: Disclosure of the total amounts set aside or accrued to provide pension, retirement or similar benefits for executive officers.

•                  Item 7. Major Shareholders and Related Party Transactions. A.  Major Shareholders:  Disclosure stating that our major shareholder, Enersis, has no different voting rights than the other Endesa Chile shareholders.  Addition of information regarding the number of record holders in the United States and our explanation as to the portion of our common stock held in the United States.

•                  Item 15. Controls and Procedures. (a) Disclosure Controls and Procedures: Statement regarding the effectiveness of the design of our controls and procedures.

•                  Item 18: Financial Statements:

•                  Report of Independent Registered Public Accounting Firm: Addition of the registered accountant’s opinion that the financial statements comply with IFRS, as issued by the IASB, (KPMG’s Report for Empresa Nacional de Electricidad S.A.).

•                  Consolidated Statements of Cash Flows: (1) Modification of the line entitled “Share of the (profit) loss of associates accounted for using the equity method, net of the cash distributions received” deleting “net of the cash distributions received”; and (2) a segregation of the amount of the acquisition of additional ownership interest in Edegel.

•                  Note 2, Basis of Presentation of the Consolidated Financial Statements: First paragraph of Note 2.5 revised by replacing “global integration method” with clearer language in connection with the consolidation process.

•                  Note 3, Accounting Principles Applied:  Note 3 a) has been revised to additionally disclose the useful lives used for each class of property, plant and equipment.

•                  Note 11, Investments in Associates Accounted for using the equity method: (1) Amendment of the table included in Note 11.1 a) by changing “Dividends Received” to “Dividends Declared;” and (2) in Note 11.1 d), a disclosure about the nature and extent of significant restrictions, on the ability of our associates to transfer funds to us.

•                  Note 36, Adoption of International Financial Reporting Standards: Improvement of the explanation of the IFRS adoption process carried out by Empresa Nacional de Electricidad S.A.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2009 Form 20-F.

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

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-Group transactions.

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

Recent Developments:

On January 28, 2010 we held three bondholder meetings for our Chilean bonds denominated in UF, with the purpose of carrying out certain proposed amendments.  The bondholders approved the amendments, which dealt with both technical adjustments for setting the proper financial covenants as a consequence of the adoption of IFRS on January 1, 2009, as well as new borrower-friendly language on certain cross acceleration and bankruptcy/insolvency clauses.  After giving legal effect to such amendments on March 10, 2010, all series of our Chilean bonds reference only the borrower, and no longer reference any of our subsidiaries in Chile and abroad, in these Event of Default provisions.

On February 27, 2010, Chile experienced a major earthquake measuring 8.8 on the Richter scale, in the Bío-Bío Region, followed by a tsunami.  Few of our facilities were affected, and the Company did not suffer any casualty.  However, our thermal generation plants Bocamina I (128 MW) and Bocamina II (370 MW, still under construction), which are located near the epicenter, presented some damages, causing the interruption of operations in the former plant and a delay in the construction on the latter.  Bocamina I represents 2% of our generating capacity in Chile.  The earthquake did not affect the feasibility of the new Bocamina II project.  The main contractor of the project has estimated a nine month delay from the original estimated completion date due to the earthquake, with a start up date rescheduled for September 2011, and has presented to the insurance company an estimated damage loss of $ 20 million, the amount necessary to repair physical damages.  Additionally, there may be a profit loss associated with the delay of the commissioning date, given the revenues that the Company was unable to realize because of such delay.  This potential profit loss is subject to several variables, such as the level of prevailing hydrology and actual demand for electricity in the SIC during this period, which cannot be predicted in advance.  This profit loss can only be calculated once the plant starts operations.  The rest of our generating facilities in the country were impacted within the limits of the original design, and there was no disruption in their normal operations.

Damages experienced by some of our customers affected our business, due to the impact on electricity demand.  Also, some suppliers (such as Transelec, a transmission company not owned by us) experienced difficulties in their facilities, with negative effects on our capacity to effectively deliver electricity to our clients.  We have insurance policies which provide us coverage (while in compliance with our property policy), including property damages, business interruptions and contingent business interruptions (i.e., attributable to our customers and/or suppliers).  In the case of Bocamina II, we also have insurance for the construction phase of our projects, covering damages and advance loss of profits for up to two years.  Our claim is currently under the insurance company adjuster’s analysis.  All these insurance policies have their customary deductibles.  There may be an important time lag until we finally receive total compensation.

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

Reinforcing Endesa Chile’s commitment with sustainability and with its non-conventional renewable energy (NCRE) project development initiatives, and following the commercial start-up of the Canela 18 MW wind farm in December 2007, our subsidiary Endesa Eco completed the commissioning of 40 wind generators of the wind farm Canela II on November 25, 2009, thereby adding 60 MW of new capacity in the Sistema Interconectado Central (SIC), with an investment of approximately $ 150 million.  Commercial operations started on December 11, 2009.

With respect to the Quintero LNG project, in which Endesa Chile holds a 20% stake in the re-gasification terminal, the “Early Gas” phase started commercial operations on September 12, 2009, requiring the presence in port of the tanker to operate the re-gasification plant.  This re-gasification plant is already operating in a fast-track mode, and plans to be fully operational in its total storage capacity in August 2010.  Total investment for this project is approximately $ 1.1 billion.

On June 20, 2009 the first unit of the Quintero thermal plant project, which Endesa Chile built in the Valparaíso Region, successfully made its first synchronization with the SIC, beginning its commercial operations on July 23, 2009.  The second unit successfully made its synchronization with the SIC on August 28, 2009 and has been in commercial operations since September 4, 2009.  This project, located on a site alongside the Quintero re-gasification plant, has a declared capacity of 257 MW, and will operate with either natural gas or with diesel oil. Total investment was approximately $ 140 million.  Works continue for the construction of the Bocamina II coal-fired plant in Coronel, in the Bío-Bío Region.  With a capacity of 370 MW, it will be equipped with the latest emission-reduction technologies and it is estimated that the start-up will be in June 2011.

Investments in Argentina

In Argentina, our subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., carried out investments between 2004 and 2007 in the Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista (Foninvemem), which translated into a 21% shareholding in Termoeléctrica José de San Martín S.A. (San Martín) and Termoeléctrica Manuel Belgrano S.A.(Manuel Belgrano), corresponding to two 800 MW combined-cycle plants.  Both plants started operating in open cycle during 2008.  The closing of the cycles (combined-cycle operation) took place in January 2010 in the case of the Manuel Belgrano plant and in February 2010 in the case of the José de San Martín plant.

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

The table below sets forth the capital expenditures made by our subsidiaries in 2008-2009 and expected capital expenditures for the period 2010-2014

CAPITAL EXPENDITURES OF ENDESA CHILE AND ITS SUBSIDIARIES

	(in million of Ch$)
	2008	2009	2010-2014
Total	357,932	385,535	1,240,640

We have carried out some investments, divestitures and other reorganizations in the last three years including the following:

•                  Centrales Hidroeléctricas de Aysén S.A., (HidroAysén), a long-term investment company, was formed in September 2006.  Endesa Chile has a 51% holding and Colbún S.A. holds the remaining 49%.  The environmental impact assessment (EIA) for the 2,750 MW hydroelectric project was submitted to the environmental authority in August 2008.  The EIA was prepared by an international consortium comprised of SWECO, POCH Ambiental and EPS.  The EIA is in process and the first request for clarifications has been issued, for which the company submitted its response in October 2009.  In January 2010, HidroAysén received a second document with observations from local environmental authorities, and the company requested a suspension from the process until June 2010 in order to better respond to such observations.

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

	Year ended December 31,
Revenues	2008	2009	% Change
	(in million of Ch$ , except percentages)
Generation (Chile)	1,605,337	1,369,647	(14.7)
Other businesses (Chile)	36,857	39,001	5.8
Argentina	284,228	296,578	4.3
Colombia	401,470	500,964	24.8
Peru	208,497	213,625	2.5
Consolidated Adjustments Foreign Subs	—	(897)
Total Revenues	2,536,388	2,418,919	(4.6)

For further information related to operating revenue and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and note 31 to our Consolidated Financial Statements.

Our consolidated installed capacity, as of December 31, 2009, was 13,864 MW, with 57.6% hydroelectric capacity, 41.8% thermal electric and 0.6% wind power generation capacity.  Total installed capacity is defined as the maximum power capacity (measured in MW generation units), under specific technical conditions and characteristics.

We own and operate 29 generation facilities in Chile with an aggregate installed capacity, as of December 31, 2009, of 5,650 MW, 6.9% higher compared to the 5,283 MW in 2008.  The difference in 390 MW in the 2008 figure, compared to the total installed capacity disclosed in the 2008 Form 20-F, is explained by the consolidation of 50% of the capacity of GasAtacama, a jointly controlled company, into Endesa Chile’s financial statements due to the adoption of IFRS in January 2009, which requires for proportional consolidation of owned joint ventures.  This change also explains differences in other 2008 figures such as physical sales, generation, purchases, installed capacity, main customers and power plants in Chile.

The most important increases in our total installed capacity in Chile were mainly due to the start-up of commercial operations of the LNG terminal; the incorporation of Quintero (257 MW, thermal) in September 2009; the increase in installed capacity of San Isidro 2 (from 353 to 399 MW) in December 2009.  Also the incorporation of Canela II (60 MW, wind farm) in December 2009 contributed to the increased capacity.

Quintero’s project started operations with a 129 MW unit in July 2009, and with a second 128 MW unit in September 2009.  Canela II has 40 generators which, in addition to the 11 initial Canela generators, represent the biggest wind farm in Chile with 78 MW.

We accounted for 37.4% of Chile’s total generation capacity as of December 31, 2009, measured by the maximum capacity calculated by CDEC-SIC.  Hydroelectric installed capacity represents 61.3% of Endesa Chile’s total installed capacity in Chile; thermoelectric installed capacity, 37.3% and wind power, 1.4%.  The CDEC is the electricity dispatch center in the corresponding electric system.  See “— B. Business Overview — Electricity Industry and Regulatory Framework.”

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

Since September 2005, our participation in the Brazilian electricity business is carried out through our equity investment in Endesa Brasil S.A, in which we have a beneficial interest of 38.9%.  Endesa Brasil S.A. consolidates operations of two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A., (Endesa Fortaleza), and Cachoeira Dourada; CIEN, which owns two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines; and two distribution companies, Ampla Energía e Servicos S.A.,(Ampla), which is the second largest electricity distribution company in the State of Rio de Janeiro and Companhia Energética do Ceará S.A. (Coelce), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 29 generation plants in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta, Endesa Eco and our jointly controlled company GasAtacama.  Of these plants, 16 are hydroelectric, with a total installed capacity of 3,465 MW.  This represents 61.3% of our total installed capacity in Chile.  There are eleven thermal plants which operate with gas, coal or oil with a total installed capacity of 2,107 MW, representing 37.3% of our total installed capacity in Chile, and there are two wind power units with 78 MW in the aggregate, representing 1.4% of our total installed capacity in Chile.  Twenty-six (16 hydroelectric, 8 thermoelectric and 2 wind power plants) of our plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and the other three power plants (GasAtacama and two units of Celta) are connected to the Sistema Interconectado del Norte Grande, or the SING.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2007	2008	2009
Endesa	3,034	3,139	3,446
Pehuenche	699	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
GasAtacama	—	390	390
Endesa Eco	18	27	87
Total	4,779	5,283	5,650

(1)	The installed capacity was certified by Bureau Veritas.

Our total electricity generation in Chile (in both the SIC and the SING) reached 22,239 GWh in 2009, 4.6% higher than in 2008, and accounted for approximately 39.1% of total electricity production in Chile during 2009.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2007	2008	2009
Endesa	11,093	12,204	12,265
Pehuenche	3,437	3,589	3,613
Pangue	1,351	1,763	2,113
San Isidro	1,956	1,289	1,616
Celta	933	912	981
GasAtacama	—	1,460	1,558
Endesa Eco	3	49	94
Total	18,773	21,267	22,239

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

Our thermal electric generation facilities are either gas, LNG, coal or oil-fired.  In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (an Endesa Chile related company).  Since March 2008, all of Endesa Chile’s natural gas units can operate with natural gas and diesel and since December 2009, San Isidro, San Isidro 2 and Quintero can operate with LNG.

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

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to the construction of the LNG re-gasification facility in Quintero Bay, in order to deal with the lack of Argentine gas.

In July 2008, we started the construction of a pipeline that supplies the gas obtained at the re-gasification plant in Quintero to Quillota, San Isidro and other off-takers.  The pipeline is 28 km long and has a capacity of 15 million m3/d.  The construction was completed in February 2009 and partial fast-track commercial operations started on September 2009; full commercial operations should begin in August 2010.

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

In 2007, 2008 and 2009, Endesa Chile (including GasAtacama for 2008 and 2009) had 35, 40 and 44 customers respectively, including in 2009 eight main distribution companies in the SIC and in the SING, 33 unregulated industrial customers in the SIC and the SING and three minor commercial customers.  There were 22 distribution companies which presented energy withdrawals under the provisions of Resolution 88, accounting for 11.4% of total sales.  (See “ — B. Business Overview—Electricity Industry Regulatory Framework”).  Sociedad Austral de Electricidad S.A., or Saesa, a non-related Chilean distribution company, was the largest with purchases of 669 GWh/year.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

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

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to Gener.  In January 2009, Chilquinta, Saesa and CGE allocated the bid for 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting on January 2010 for 14, 12, 14 and 15 years, respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 - CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)
Gener	1,100	—	—	—	1,100
Endesa	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Monte Redondo	—	—	100	—	100
Colbún	—	—	1,500	—	1,500

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7

In July 2009, CGE allocated the fourth long-term bid for 850 GWh per year, from 2010 to 2021, as follows:

CGE (GWh)
Endesa	400
Monte Redondo	175
Emelda	200
Eléctrica Puntilla	75

Total allocated	850

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

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (Colbún).  According to the CDEC-SIC in 2009, Gener and its subsidiaries in the SIC counted with an installed capacity of 2,097 MW, of which 88.3% was thermal electric, and Colbún on 2,484 MW, of which 51.8% was thermal electric.  In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 1750 MW that generates electricity in the SIC.

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

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2007		2008		2009
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,364	19.1	2,397	21.6	2,128	17.2
Non-contracted sales	10,042	80.9	8,701	78.4	10,278	82.8
Total electricity sales	12,406	100.0	11 ,098	100.0	12,405	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2007	2008	2009
Endesa Costanera	8,450	8,543	8,284
El Chocón	3,956	2,554	4,122
Total	12,406	11,098	12,405

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

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law.  Twice a year (in April and October), the CNE calculates the Precio de Nudo (node price), or energy and capacity regulated prices that distribution companies pay to generators.  In 2005, bid processes were introduced for distribution companies’ energy supply, and therefore after 2010 the energy “node price” will be necessary only to set the maximum offer price for each energy bid to regulated customers.  The CNE also prepares the Indicative Plan, a ten-year guide for the expansion of the generation and transmission system.  The SEF sets and enforces the technical standards of the system and the proper compliance with the law.  In addition, the Ministry of Energy was created in 2009.  The Ministry grants final approvals for tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

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

On April 1, 2008, Law No. 20,257, which is an amendment to the General Services Law, was enacted.  The purpose of the amendment is to promote the use of NCRE.  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of the total energy contracted from August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to 10% as of 2024.  Currently, our power plants recognized as NCRE generators are Palmucho, Canela wind farms and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile estimates that it will be able to fully comply with this obligation in 2010 and generate excess energy with NCRE, with the capacity to sell the surplus to other generators.  The additional cost of generating with NCRE will be charged as a pass-through in the new contracts, thus eliminating the impact to our revenues.

Water rights

Endesa Chile owns indefinite term, unconditional and absolute property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated to the water right considered.  The maximum license fees to be recovered are those paid during the 8 years before the start-up date. As of the date of this report, Endesa Chile has not recovered any license fee already paid.  During 2009, we paid Ch$ 2,699 million ($ 5.3 million) associated with 2008 water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Endesa Chile continuously analyzes which water rights it will maintain, disregard or acquire.  We estimate that in 2010 we will pay fees of $ 5.3 million.  We expect that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating to no more than $ 5.5 million per year through December 2011.  Thereafter, the water rights law requires an annual fee that will be doubled and will thereafter remain flat for five years, at which point the license fee will be doubled once again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012, even though, Endesa Chile does not and will not have any water rights in that area.

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

Pursuant to the market regulation, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

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

Utility companies are required to ensure continuous and efficient service, facilitate the access of low-income users to subsidies granted by the government, inform users regarding efficient and safe use of the services, protect the environment, allow access and interconnection to other public service companies and large customers, cooperate with the authorities in the event of an emergency to prevent damage to users, and report to the authority any commercial start-up of operations.

The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Energy and Gas Regulatory Commission, or “CREG.”  Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost);  quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions);  adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment to all electricity consumers); solidarity (the provision of funds by high-income consumers to subsidize the subsistence consumption of low-income consumers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

Export and Import Electricity

Decision CAN 536 of 2002, signed by the countries that participate in the Andean Nations Community (CAN) —Colombia, Ecuador, Bolivia and Peru—, established the general framework for the Subregional interconnection of electrical systems that implied a coordinated economic dispatch of the countries involved in the interconnections.  In this context, in March 2003 the interconnection system between Colombia and Ecuador was inaugurated.

In November 2009, Decision CAN 720 of 2009 was enacted; it replaced transitorily Decision CAN 536 for a maximum period of two years.  Resolutions CREG 160-2009 and 189-2009 adapted the regulatory framework in Colombia according to the new Decision.

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

Peru

Industry Structure

The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law No. 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law No. 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), the Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law No. 26,876), Law No. 26,734, which regulates the investments in energy, in addition to the supplementary Law No. 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority) or theOsinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution.

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

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices.  Decree 049-2008 established two calculations, one theoretical dispatch without any restrictions and a real dispatch considering the restrictions.  The spot price is obtained from the theoretical dispatch, and the additional cost of operation associated with the system restrictions are paid to the affected generators, through a mechanism established by the authority.

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

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in billions of Ch$ except percentages)
Electricity Generation
Endesa Costanera (Argentina)	69.8%	185.6	4.4
El Chocón (Argentina)	65.4%	150.9	38.7
Endesa Chile (Chile) (1)	—	3,815.0	316.1
Endesa Eco (Chile)	100%	161.7	2.6
Pehuenche (Chile)	92.7%	317.6	179.6
Pangue (Chile)	95%	203.7	89.4
Celta (Chile)	100%	98.1	8.3
San Isidro (Chile)	100%	139.9	15.5
Emgesa (Colombia)	26.9%	1,485.1	250.8
Edegel (Perú)	62.5%	750.1	76.2
Other Non-Electricity Business
Ingendesa (Chile)	100%	11.9	2.5
Túnel el Melón (Chile)	100%	36.1	3.1

(1) From a stand-alone perspective, excluding subsidiaries.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly traded electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including two turbines with an aggregate of 1,138 MW capacity in oil- and gas-fired plants, and a 1,186 MW capacity in natural gas combined-cycle facility.  The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992, when Endesa Chile acquired a 24% interest.  Endesa Chile subsequently increased its total ownership to the current level of 69.8% in February 2007.

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

Celta (Chile)

Celta is incorporated in Chile and was formed in 1995 to build and operate the 158 MW installed capacity coal-fired and the 24 MW gas/fuel thermal plants in the SING.  Celta is wholly-owned by Endesa Chile.

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
Termoelectrica José de San Martin S.A.
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
Ampla S.A.
Investluz S.A.
Cien
Coelce S.A.
C.G.T.Fortaleza S.A.
Cachoeira Dourada S.A.
Transportadora de Energía del Mercosur S.A.(Tesa)
Cía. de Transmisión del Mercosur S.A. (Ctm)
Emgesa S.A.
Sociedad Portuaria Central Cartagena S.A.
INVERSORA CODENSA S.A.S.
Progas S.A.
Inv. Gas Atacama Holding Ltda.
GasAtacama Chile S.A.
Gasoducto Atacama Argentina S.A.
Gasoducto Taltal S.A.
Energex Co.
Gasoducto Atacama Argentina S.A. Sucursal Argentina
Atacama Finance Co.
GasAtacama S.A.
Chile
Argentina
Peru
Brazil
Colombia
Cayman Islands

Additionally, the following table is a simplified version of the previous table, including the most important operating companies:

D.            Property, Plant and Equipment.

Endesa Chile’s main properties in Chile are its 29 electricity generation facilities, in addition to its 27,793 square meter headquarters in Santiago.

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on Endesa Chile’s operations.  Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other Acts of God, but not for prolonged droughts which are not considered force majeure and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, Endesa Chile’s management believes that the risk of an event with a material adverse effect is remote.  Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions.  Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 24 months, commencing after the deductible period.  For additional detail on the February 2010 earthquake and the insurance involved see “ — A. History and Development of the Company. Recent Development.”

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

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2007		2008		2009
			MW		MW		MW

Argentina
Endesa Costanera	Total		2,324		2,324		2,324
	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138		1,138		1,138
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859		859		859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	(2)	327		327

El Chocón	Total		1,320		1,328		1,328
	Chocón	Reservoir	1,200		1,200		1,200
	Arroyito	Pass-through	120		128	(3)	128	(2)
Total Capacity in Argentina			3,644		3,652		3,652

Chile
Endesa Chile	Total		3,034		3,139		3,446
	Total Hydroelectric		2,286		2,286		2,290
	Rapel	Reservoir	377		377		377
	Cipreses	Reservoir	106		106		106
	El Toro	Reservoir	450		450		450
	Los Molles	Pass-through	18		18		18
	Sauzal	Pass-through	77		77		77
	Sauzalito	Pass-through	12		12		12
	Isla	Pass-through	68		68		70	(4)
	Antuco	Pass-through	320		320		320
	Abanico	Pass-through	136		136		136
	Ralco	Reservoir	690		690		690
	Palmucho	Pass-through	32		32		34	(5)
	Total Thermal		748		853		1,156
	Huasco	Steam Turbine/Coal	16		16		16
	Bocamina	Steam Turbine/Coal	128		128		128
	Diego de Almagro (6)	Gas Turbine/ Diesel Oil	47		47		47
	Huasco	Gas Turbine/IFO 180 Oil	64		64		64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245		245		245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	248		353		399	(2)(7)
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	—		—		257	(8)
Pehuenche	Total		699		699		699
	Pehuenche	Reservoir	570	(2)	570		570
	Curillinque	Pass-through	89		89		89
	Loma Alta	Pass-through	40		40		40
Pangue	Pangue	Reservoir	467		467	(2)	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379		379		379
Celta	Total		182		182		182
	Tarapacá	Steam Turbine/Coal	158		158		158
	Tarapacá	Gas Turbine/Diesel Oil	24		24		24
Endesa Eco	Total		18		27		87
	Canela	Wind Farm	18		18		18
	Canela II	Wind Farm	—		—		60	(9)
	Ojos de Agua	Pass-through	—		9		9
Gasatacama	Atacama (10)	Combined Cycle /Natural Gas+Diesel Oil	—		390		390
Total Capacity in Chile			4,779		5,283		5,650

Colombia
Emgesa	Total		2,829		2,895
	Guavio	Reservoir	1,213		1,213		1,213
	Paraíso	Reservoir	276		276		276	(2)
	La Guaca	Pass-through	325		325	(2)	325
	Termozipa	Steam Turbine/Coal	236		236		236
	Cartagena	Steam Turbine/ Natural Gas + Diesel Oil	142		208	(11)	208
	Minor plants (12)	Pass-through	96		96		96
	Betania	Reservoir	541		541		541
Total Capacity in Colombia			2,829		2,895		2,895
Peru
Edegel
	Total		1,469		1,467
	Huinco	Pass-through	247		247		247
	Matucana	Pass-through	129		129		129
	Callahuanca	Pass-through	80		80		80
	Moyopampa	Pass-through	65		65		65
	Huampani	Pass-through	30		30		30
	Yanango	Pass-through	43		43		43
	Chimay	Pass-through	151		151	(2)	151
	Santa Rosa	Gas Turbine/Diesel Oil	231	(2)	229	(13)	430	(14)
	Ventanilla	Combined Cycle/Natural Gas	493		493		493	(2)
Total Capacity in Peru			1,469		1,467		1,667
Total Endesa Chile			12,721		13,297		13,864

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
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
(8)

In July and September 2009, the first and second unit started their commercial operations with a gross output of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared as having a gross capacity of 257 MW, in open cycle operating with diesel, and from December 2009, it is also able to also operate with natural gas from the LNG re-gasification plant.

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

In July and September 2009, the first and second unit started their commercial operations with a gross capacity of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared with an aggregate gross capacity of 257 MW, in open cycle operating with diesel, and as of December 2009, it is also able to operate with natural gas from the LNG re-gasification plant.

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

Chile. Quintero Quillota Pipeline

In July 2008, we started construction of a pipeline that supplies Quillota, San Isidro and other off-takers with the gas obtained at the re-gasification plant in Quintero.  The pipeline is 28 km long and counts on a transport capacity of 15 million m3/d.  The construction was completed in February 2009.

The LNG terminal commissioning began in July 2009, and partial fast-track commercial operation started in March 2009; full commercial operations should begin in August 2010.

Projects under Construction

Chile. Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and disposal of ashes.  This second unit will use pulverized coal and technology for reduction of emissions.  Its installed capacity is estimated to be 370 MW and the start-up is planned for June 2011.

Chile. LNG Receiving Terminal at Quintero, Valparaíso Region

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile participates with a 20% stake, we agreed to construct of the LNG re-gasification facility in Quintero Bay.  Partial commercial operations began in September 2009 while full commercial operations are scheduled for August 2010.

On June 29, 2009 the first LNG ship arrived in Quintero.  Later, during 2009, seven other commercial ships with LNG arrived. Endesa Chile consumed 206 million m3 of LNG brought by those ships.

Projects under Development

The estimated investments disclosed in this section aggregate the funds that the Company expects to spend in nominal dollars in each year.  In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

Endesa Chile continuously analyzes different growth opportunities in the countries in which it participates.  The most relevant projects in the pipeline are as follows:

Chile. Los Cóndores Project

This project, that already has the environmental approval, is located in the Maule River basin, in Chile’s Maule Region and consists of a 150 MW hydroelectric power station that will use the water flows from the Maule Lake.  Total estimated investment is in the range of $ 450-$ 500 million, of which $ 17 million have been paid.  Start-up is expected no earlier than the second half of 2015.  Until now, this project has been financed with resources provided by Endesa Chile.

Currently, we are studying a new alternative that implies the construction of a tunnel with TBM technology (tunnel machinery) which involves higher efficiencies, safety standards and a lower environmental impact. For 2010, we expect to present a modification to the environmental impact study, conclude the basic engineering studies and start the bidding process.

Chile. Choshuenco Hydroelectric Project

The Neltume and Choshuenco projects are located in Chile’s Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW installed capacity run-of-the-river hydro plant.  The Choshuenco project uses the flows of the Llanquihue River at its source, at the junction with the Fuy and Neltume Rivers, with the possibility of building a run-of-the-river 128 MW hydro plant.  Total estimated investment for the Neltume project is in the range of $ 800-$ 850 million, of which $ 21 million have been paid.  Start-up is expected no earlier than the second half of 2015.  For Choshuenco, total estimated investment is in the range of $ 350-$ 400 million, of which $ 4 million have been paid.  Start-up is expected no earlier than the second half of 2017.  Until now, both projects have been financed with resources provided by Endesa Chile.

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

Chile. HidroAysén Project

The HidroAysén hydropower project consists of five hydroelectric power stations, with an aggregate installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three in the Pascua River (500 MW, 770 MW and 460 MW).  Connection to the SIC consists of nearly 2,000 km, 500 kV high-voltage direct current (HVDC) transmission line.  Estimated investment for Endesa’s 51% participation is in the range of $2,700-$3,200 million, of which $ 80 million have been paid.  Start-up of the first unit is expected no earlier than 2019.  Until now, our 51% of this project has been financed with resources provided by Endesa Chile.

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

Chile. Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region.  Total estimated investment for the first unit of this plant is in the range of $ 850-$ 900 million, of which $ 13 million have been paid.  Start-up is expected no earlier than 2015.  Until now, this project has been financed with resources provided by Endesa Chile.

During 2009 the project was submitted to the Environmental Impact Study and basic engineering studies took place.

Chile.  Piruquina Mini Hydro Project

The project is developed by Endesa Eco and is located in the island of Chiloé, 17 km from Castro.  It consists of a run-of-the-river hydroelectric power plant which will use water flow from the Carihueico River.  According to the feasibility study, the installed capacity will be 7.6 MW.  Total estimated investment is in the range of $ 35-$ 40 million, of which $ 3 million have been paid.  Start-up is expected no earlier than 2013.  Until now, this project has been financed with resources provided by Endesa Chile.

In November 2009, the Los Lagos Region Corema approved the Environmental Impact Study and in December 2009, Endesa initiated the bidding process for a turnkey EPC contract.

Colombia. Quimbo Hydroelectric Project

El Quimbo hydroelectric project will be located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generator units.  We expect that the project will start operations by December 2014.  Total estimated investment is in the range of $ 900-$ 950 million, of which $ 10 million have been paid.  Until now, this project has been financed with resources provided by Emgesa.

In 2009, the Ministry of the Environment approved the environmental license and building permission.  The awarding of the contract for deviation works is expected for 2010.

As a result of the awarding process, Emgesa assumed a Firm Energy Obligation for El Quimbo as of December 2014.

Perú. Curibamba Hydroelectric Project

We began the studies for the construction of a hydroelectric pass-through power plant, in the region of Junín, in the Tulumayo River basin in the upper part of the river where Edegel’s Chimay power plant is located.  The Curibamba project will have an installed capacity of 188 MW with two generation units.  Total estimated investment of this plant is in the range of $ 350-$ 400 million, of which $ 2 million have been paid.  Start-up is expected no earlier than the second half of 2015.  Until now, this project has been financed with resources provided by Edegel.

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

The transition date to IFRS for the Company under First Time Adoption is January 1, 2008. Comparative data of the Company’s financial statements has been restated to retrospectively reflect the adoption of IFRS.

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

The discount rates applied in 2009 and 2008 were as follows:

		2008		2009
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	pesos	9.90%	10.40%	9.24%	9.53%
Argentina	Argentine pesos	17.40%		19.51%
Brazil	reais	12.10%		11.32%
Peru	soles	10.00%		9.09%
Colombia	Colombian pesos	11.90%		11.45%

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

	Year ended December 31,
Revenues	2008	2009	% Change
	(in million of Ch$ , except percentages)
Generation (Chile)	1,605,337	1,369,647	(14.7)
Other businesses (Chile)	36,857	39,001	5.8
Argentina	284,228	296,578	4.3
Colombia	401,470	500,964	24.8
Peru	208,497	213,625	2.5
Consolidated Adjustments Foreign Subs	—	(897)
Total Revenues	2,536,388	2,418,919	(4.6)

	Year ended December 31,
Energy Sales	2008	2009	% Change
	(GWh)	(GWh)	(GWh)
Chile (1)	21,532	22,327	3.7
Argentina	11,098	12,405	11.8
Colombia	16,368	16,806	2.7
Peru	8,461	8,321	(1.7)
Total	57,458	59,859	4.2

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

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2008 and 2009 and the percentage change from year to year:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Procurements and Services Costs (1)
Generation (Chile) (2)	871,056	511,522	(41.3)
Other businesses (Chile)	15	3	(80.0)
Argentina	206,240	208,540	1.1
Colombia	128,688	184,067	43.0
Peru	98,453	72,014	(26.9)
Consolidated Adjustments Foreign Subs	—	—	—
Total	1,304,453	976,146	(25.2)

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

Endesa Chile’s consolidated operating income reached Ch$ 1,017 billion in 2009 compared to Ch$ 874.2 billion in 2008.  The main reason behind this 16.3% increase was the decrease in our operating costs.  The following table breaks down operating income by country for the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Operating Income
Generation (Chile)	567,737	640,040	12.7
Other businesses (Chile)	(212)	7,080	—
Argentina	37,284	42,951	15.2
Colombia	216,818	250,811	15.7
Peru	51,772	76,049	46.9
Consolidated Adjustment Foreign Subs	764	—	—
Total Operating Income	874,164	1,016,931	16.3

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

B.            Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile.  The discussion focuses on our liquidity and capital resources from a financial perspective, which supplements our discussion from an accounting perspective presented below. We present our cash flow from a financial perspective primarily because we believe that it better reflects for our investors, Endesa Chile’s cash inflows and outflows for the period as well as cash that is more readily available for servicing our debt and undertaking investments and capital expenditures.  We have traditionally discussed our liquidity in a more conservative manner so as not to potentially induce erroneous interpretations by the reader that may result if only an accounting treatment were to be presented.  For information on cash flows from an accounting perspective, please see “Item 18.  Financial Statements — Consolidated Financial Statements — Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2009.”

Endesa Chile has a direct ownership in Pehuenche (92.65%), Pangue (94.99%), San Isidro (100%), Endesa Eco (100%) and Celta (100%), which are Endesa Chile’s main Chilean subsidiaries that are consolidated in its financial statements.  For the list of main subsidiaries, please see Exhibit 8.1.  Additionally, Endesa Chile has a 50% interest in both GasAtacama and Transquillota, and a 51% interest in HidroAysén, which are classified as jointly-controlled companies and therefore consolidated proportionally, according to International Financial Reporting Standards (IFRS).  All of the aforementioned subsidiaries and jointly-controlled companies are in Chile.

Endesa Chile also has economic ownership in its foreign subsidiaries.  We have economic interests of 62.5% in our Peruvian subsidiary Edegel, 26.9% in our Colombian subsidiary Emgesa, 69.8% in our Argentine subsidiary Endesa Costanera and 65.4% in our Argentine subsidiary El Chocón.  The aforementioned companies are consolidated by Endesa Chile, since the Company controls the majority of the voting rights.

Endesa Chile receives cash inflows from its own operational assets and from its subsidiaries, as well as from related companies in Chile and abroad.  Cash flows generated by Endesa Chile and Chilean subsidiaries in which Endesa Chile has 100% economic participation or are consolidated, are included in the analysis as inflows and outflows from operating activities.  The Company directly controls these cash flows through short-term intercompany loans.

Inflows and outflows of foreign subsidiaries (which are Endesa Costanera, El Chocón, Emgesa and Edegel) and jointly controlled companies and associates (Electrogas, GasAtacama, HidroAysén, GNL Quintero, GNL Chile and Endesa Brasil), on the other hand, are included in the analysis primarily as dividends and capital reductions and also as interest income and intercompany debt amortization.

Foreign subsidiaries and associates’ cash flows are not fully available to Endesa Chile, mainly because they are not wholly-owned, and because there may be a time lag before Endesa Chile has effective access to those funds.  Therefore, an accounting perspective only may distort, and usually overstate, the actual liquidity available to the holding company in Chile at any point in time.  The consolidated cash flow in Endesa Chile’s Financial Statements, as presented on page F-12, is not completely representative of cash and cash equivalents available to the holding company in Chile, because these inflows and outflows are presented in an aggregated form.

We believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will suffice to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.  We have relatively small revolving bank loans due in November 2010 and in July 2011, and we do not foresee any difficulty in funding those obligations.

 Set forth below is the cash flow from a financial perspective presented in Chilean pesos. Our financial cash flow is constructed in dollars, as it includes financial information from our subsidiaries which is also constructed in dollars. In contrast, the accounting perspective cash flow is in Chilean pesos, our reporting currency. 2008 data is translated into pesos at the prevailing exchange rate as of December 31, 2008, equivalent to Ch$ 636.45 per U.S.$ 1, and 2009 data is translated into pesos at the prevailing exchange rate as of December 31, 2009, equivalent to Ch$ 507.10 per U.S.$ 1. As a consequence of using different exchange rates for the translation into Chilean pesos, the final cash for 2008 differs with initial cash for 2009.

	2008	2009
	(In Ch$ billion)
INITIAL CASH (A)	68.2	410.1

SOURCES (B) + (C)	2,364.4	1,563.2

Cash Inflows from Chile (B)	2,281.3	1,451.1
Cash inflows from operations	1,444.1	1,212.0
Interest income from Chilean Subs	3.3	6.5
Dividend from Chilean Subs	240.3	192.1
Amortization of intercompany loans from Chilean Subs	72.4	32.3
Other income from non-operating activities	31.6	8.1
Net new financing	489.5	—

Cash Inflows from Foreign subsidiaries (C)	83.1	112.1
Interest income from foreign Subs	0.3	0.2
Dividends from foreign Subs and foreign related Companies	82.8	111.1
Capital reductions	—	—
Amortization of intercompany loans from foreign Subs	—	—
Management fee and others	—	0.9

USES (D) + (E)	1,918.0	1,764.5

Cash Outflows from Operations (D)	1,280.8	1,182.0
Cash outflows from operations (1)	236.5	1,135.6
Taxes	44.3	46.4
Cash Outflows from non-operating Activities (E)	637.2	582.5
Intercompany loans	27.6	31.6
Interest expenses and derivative contracts	113.2	68.8
Dividend payment	177.1	194.5
Net debt amortization	268.0	284.7
Others	51.3	2.9

FINAL CASH (A)+(B)+(C)-(D)-(E)	514.7	208.8

(1) Includes cash flows from investment and operations.

For the twelve-month period ended December 31, 2009, Endesa Chile’s principal sources of funds were:

•                  Ch$ 1,212.0 billion cash inflows from the operating revenues, before taxes and interest expense, of Endesa Chile;

•                  Ch$ 230.9 billion from interest income, dividends and amortization of intercompany loans from its other Chilean subsidiaries;

•                  Ch$ 112.2 billion from foreign subsidiaries and foreign-related companies, mainly Endesa Brasil (Ch$ 65.1 billion), Emgesa (Ch$ 27.0 billion) and Edegel (Ch$ 14.7 billion).

The aggregate inflows of cash from these sources amounted to Ch$ 1,563.2 billion.

For the same twelve-month period ended December 31, 2009 Endesa Chile’s principal cash outflows totaled an amount of Ch$ 1,764.5 billion, through the following:

•                  Ch$ 1,135.6 billion in investments, including capital expenditure and operating expenses of Endesa Chile;

•                  Ch$ 68.8 billion in interest expense (net of derivative contracts). In 2009, derivative instruments resulted in additional interest expense of Ch$ 0.2 billion;

•                  Ch$ 194.5 billion in dividend payments by Endesa Chile; and

•                  Ch$ 284.7 billion in debt amortization.

As of December 2009, Endesa Chile including its Chilean subsidiaries had final cash of Ch$ 208.8 billion.

For the twelve-month period ended December 31, 2008, Endesa Chile’s principal sources of funds were:

•                  Ch$ 1,444.1 billion cash inflows from the operating revenues, before taxes and interest expense, of Endesa Chile and its Chilean subsidiaries;

•                  Ch$ 316.0 billion from interest income, dividends and amortization of intercompany loans from its other Chilean subsidiaries;

•                  Ch$ 489.5 billion from net financing operations which include Ch$ 148.9 billion drawn from Endesa Chile’s revolving credit facilities, Ch$ 127.3 billion from a new term loan facility and Ch$ 213.2 billion from the issuance of a new local bond issued in UF; and

•                  Ch$ 83.1 billion from foreign subsidiaries and foreign-related companies, mainly Endesa Brasil (Ch$ 36.7 billion), Emgesa (Ch$ 38.5 billion) and Edegel (Ch$ 6.4 billion).

The aggregate inflows of cash from these sources amounted to Ch$ 2,364.4 billion.

For the same twelve-month period ended December 31, 2008 Endesa Chile’s principal cash outflows totaled an amount of Ch$ 1,918.0 billion, through the following:

•                  Ch$ 1,236.5 billion in investments, including capital expenditure and operating expenses of Endesa Chile and its Chilean subsidiaries;

•                  Ch$ 113.2 billion in interest expense (net of derivative contracts). In 2008, derivative instruments resulted in additional interest expenses of Ch$ 0.2 billion; and

•                  Ch$ 177.1 billion in dividend payments by Endesa Chile and dividends paid by Endesa Chile’s Chilean subsidiaries to third parties.

As of December 2008, Endesa Chile including its Chilean subsidiaries had final cash of Ch$ 514.7 billion.

Set forth below is the Consolidated Cash Flow from an accounting perspective:

	in Ch$ billion
	2008	2009
Net Cash Flows Provided by Operating Activities	950.9	995.6
	—	—
Net Cash Flows Used in Investing Activities	(201.7)	(441.5)
	—	—
Net Cash Flows Used in Financing Activities	(146.5)	(800.4)
	—	—
Net Increase (Decrease) in Cash and Cash Equivalents	602.8	(246.2)
	—	—
Effects of foreign exchange rate variations on cash and cash equivalents	1.3	(26.5)
Beginning Balance of cash and Cash Equivalents, Statements of Cash Flows	115.1	719.2
Ending Balance of Cash and Cash Equivalents, Statements of Cash Flows	719.2	446.4

For the twelve-month period ended on December 31, 2009, the operating activities of the Company led to a net cash flow of Ch$ 995.6 billion.  The main driver was net income for the period of Ch$ 772.3 billion.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income”.  Additionally, cash flow from operations was affected by non-monetary adjustments of Ch$ 226.2 billion, which corresponds primarily to depreciation and amortization for the period of Ch$ 196.2 billion.

As of December 31, 2008, the operating activities of the Company led to a positive cash flow of Ch$ 950.9 billion.  One of the main drivers was net income for the year, which totaled Ch$ 557.5 billion.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income.”  Additionally, cash flow from operations was affected by Ch$ 186.5 billion in charges that do not represent cash flow, primarily explained by the depreciation and amortization for the period, partially offset by a decrease in working capital for the period of Ch$ 90.4 billion.

For the twelve-month period ended on December 31, 2009, investment activities generated a negative cash flow of Ch$ 441.5 billion, mostly explained by the additions of fixed and intangible assets of Ch$ 315.9 billion, mainly at Endesa Chile, Endesa Eco and Emgesa.  See “Item 4. Information of the Company — A. History and Development of the Company — Capital Investment Program.”  Cash flow from investment activities was also affected by other investment disbursements of Ch$ 208.9 billion, which corresponds primarily to the acquisition of an additional 29.4% stake in Edegel by Endesa Chile.  The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 75.6 billion, mainly from Endesa Brasil.

As of December 31, 2008, investment activities totaled a net cash outflow of Ch$ 201.7 billion, mostly explained by the addition of fixed and intangible assets of Ch$ 257.8 billion, mainly at Endesa Chile, Endesa Eco, Costanera, Edegel and Emgesa.  Other additions included loans to related companies of Ch$ 47.1 billion, from Emgesa to Codensa, and from Endesa Chile to GNL Quintero.  The aforementioned cash flow was partially offset by the sale of fixed assets of Ch$ 6.4 billion, dividends received mainly from Endesa Brasil for Ch$ 35.6 billion, and other cash flows classified as investment flows of Ch$ 73.8 billion, from Codensa and GNL Quintero.

For the twelve-month period ended on December 31, 2009, the financing activities of the Company totaled a net cash outflow of Ch$ 800.4 billion.  Main drivers of this flow were:

•                  The aggregated cash inflows were mainly explained by:

•                  Issuance of local bonds by Emgesa for a total amount of Ch$ 156.7 billion.

•                  The aggregated cash outflows were mainly explained by:

•                  Ch$ 202.8 billion final bullet payment of principal of Endesa Chile’s Yankee Bond due in April 2009.

•                  Ch$ 83.7 billion payment of a Put Option in connection with Endesa Chile’s Yankee Bond exercised in February 2009.

•                  Ch$ 321.0 billion in dividend payments.

•                  Ch$ 114.6 billion in payment of interest expense.

As of December 31, 2008, the financing activities of the Company totaled a net cash outflow of Ch$ 146.5 billion.  Main drivers of this flow were:

•                  The aggregated cash inflows were mainly explained by:

•                  Issuance of local bonds by Endesa Chile for a total amount of Ch$ 214.5 billion.

•                  Ch$ 127.3 billion from a term loan agreement.

•                  Ch$ 148.9 billion in net proceeds from revolving credit facilities.

•                  Ch$ 57.3 billion in leasing agreement to finance the Santa Rosa project in Edegel.

•                  The aggregated cash outflows were mainly explained by:

•                  Ch$ 254.6 billion in the final bullet payment of principal of Endesa Chile’s Yankee Bond due in July 2008.

•                  Ch$ 248.9 billion in dividend payments.

•                  Ch$ 163.6 billion in payment of interest expense.

An accounting criterion is used for covenant certification, as that is the contractual obligation and convention used in our local bonds contracts and our bank credit facilities.  As of December 2009, we had a consolidated final cash of Ch$ 446.4 billion, in contrast to Ch$ 208.8 billion presented in the cash flow based on a financial perspective.  A reconciliation of both, as well as figures for years 2009 and 2008, is shown in the following table:

	in Ch$ billion
	2008	2009
Cash in Endesa Chile and Chilean Subsidiaries	514.7	208.8
Cash in Foreign Subsidiaries and Related Companies	204.2	237.5
+ Cash in Foreign Subsidiaries	186.5	206.5
Colombia	133.9	161.2
Peru	11.4	21.3
Argentina	41.1	24.0
+ Cash in Related Companies	18.0	31.0
GasAtacama	13.5	28.4
Others	4.5	2.6
Endesa Chile’s Consolidated Final Cash	719.2	446.4

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

Economic and political stability in the countries where we operate, regulatory framework stability, structural changes affecting energy demand, and environmental issues, are some of the factors that could influence credit ratings in either direction.  The classifications might also be impacted if we face a significant change in our investments in non-Chilean countries, important changes in our financial position, or a significant change in liquidity.  A positive change in Argentina’s regulatory framework may also positively influence our credit ratings.

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

The following table lists our UF-denominated Chilean bonds outstanding as of December 31, 2009.

Issuer	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount Outstanding
		(as a percentage)	(in UF million)	(in $ million)
Endesa Chile Series F	August 1, 2022	6.200%	1.4	59
Endesa Chile Series K	April 15, 2027	3.800%	4.0	165
Endesa Chile Series H	October 15, 2028	6.200%	4.0	165
Endesa Chile Series M	December 15, 2029	4.750%	10.0	413

The weighted average annual interest rate for these SVS-registered bonds, of which an aggregate principal amount of UF 19.4 million is outstanding as of the date of this report, is 5.0% in real terms, as adjusted by Chilean inflation.  For a full description of our local bonds, see “ — Bonds Payable” in Note 15 to our Consolidated Financial Statements.

We frequently participate in the international commercial bank markets governed by the law of the State of New York through syndicated senior unsecured loans.  Between November 2004 and December 2009, we entered into four such facilities and a six-year term loan.  These facilities were structured with various banks, for an aggregate amount of $ 850 million.  As of the date of this report, the amounts still outstanding or available for these bank loans governed by the law of the State of New York are listed below:

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

Endesa Chile also borrows from banks in Chile under fully committed facilities in which a potentially materially adverse effect would not be an impediment to this source of liquidity.  In December 2009, we signed 3-year bilateral loans for UF 2.4 million which are undrawn (equivalent to $ 95 million as of May 31, 2010).

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

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF-denominated Chilean bonds were formally amended in February 2010, after bondholders approved such amendments in January 2010.  After giving effect to such amendments, all series of our Chilean bonds reference only the borrower, and no subsidiaries, neither in Chile nor outside Chile, for those provisions.

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

Our estimated capital expenditures for the 2010-2014 period, expressed in dollars at internally estimated exchange rates, amount to $ 2,501 million, of which $ 1,172 million are considered non-discretionary investments.  We include maintenance capital expenditures in this category.  It is considerably important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We also consider the investment in non-conventional renewable energy (NCRE) projects in Chile as non-discretionary since we need to comply with new requirements which call for 5% of the total  energy contracted to be based on NCRE.  Finally, expansion projects under execution are also non-discretionary.  We consider the remaining $ 1,329 million as discretionary capital expenditures.  The latter include expansion projects which are still under evaluation, in which case we would undertake them only if deemed profitable.

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

F.             Tabular Disclosures of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2009:

Payments due by period (in billions of Ch$)
Endesa Chile on a consolidated basis (4)

As of December 31, 2009	TOTAL	2010	2011- 2012	2013- 2014	After 2014
Bank debt	541	175	259	106	1
Local bonds	876	55	93	81	647
Yankee bonds	465	0	0	203	262
Other debt (1)	140	66	47	27	0
Interest expense	899	121	196	132	451
Pension and postretirement obligations (2)	31	3	6	4	18
Contractual operational obligations (3)	1,802	249	381	232	940
Financial leases	115	13	39	15	48

Total	4,869	682	1,021	800	2,367

(1)          Includes Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 72 billion.

(2)          All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.

(3)          Of the total amount of Ch$ 1,802 billion, 73% corresponds to miscellaneous services, such as GNL regasification, fuel transport and coal handling, another 20% to fuel supply long term contracts, and the remaining 7% to tolls and energy purchases.

(4)          All figures are in historical Ch$ of each year.

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

Paolo Bondi

Vice Chairman, Member of the Audit Committee and President of the Directors Committee

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

Director of the Board

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

Director of the Board

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

Jaime Estévez V.

Director, Member of the Director’s Committee and Audit Committee

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

Borja Prado E.

Director and Member of the Audit Committee

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

Director of the Board

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

Set forth below are biographical information of our directors appointed in April 2010.

Jaime Bauzá B.

Director and Member of the Director’s Committee and Audit Committee

Mr. Bauzá became Director in April 2010.  Currently Mr. Bauzá is also Director of other companies unrelated to Endesa Chile, such as Telmex Chile, Laboratorios Andrómaco, H. Briones, Cementos Bio Bio, Indura and Invesa.  Mr. Bauzá was also Director of the Company between 1999 and 2007.  From 1990 to May 1999, Mr. Bauzá served as Endesa Chile’s CEO.  He joined Endesa Chile in May 1990 after more than twenty years working in the electricity sector.  Mr. Bauzá was formerly the CEO of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A. from 1987 to April 1990 and Chairman of Gener S.A. (formerly Chilgener S.A.), an unrelated electricity generation company, from 1987 to 1989.  Mr. Bauzá also served as Gener S.A.’s CEO from 1981 to 1987.  He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Vittorio Corbo L.

Director of the Board

Mr. Corbo became a Member of the Board of Directors in April 2010.  Currently Mr. Corbo is also Chairman of the Board of Directors of ING Seguros de Vida, a Chilean insurance company, and a member of the Board of Directors of Banco Santander - Chile.  Mr. Corbo is a member of the Advisory Council of the Chief Economist of the World Bank and of the International Advisory Council at the Center for Social and Economic Research (in Warsaw, Poland).  He was President and Chairman of the Board of the Central Bank of Chile between 2003 and 2007.  He was chosen World Central Banker of the Year in 2006 by the Magazine Global Finance.  Mr. Corbo is a Senior Research Associate at CEP, a Chilean public policy center.  He holds a commercial engineering degree from the Universidad de Chile and a Ph.D. in Economics from Massachusetts Institute of Technology (M.I.T).

Felipe Lamarca C.

Director, Member of the Director’s Committee and Audit Committee

Mr. Lamarca became a Director in April 2010.  Currently Mr. Lamarca is Director of several companies that belong to different industrial sectors, such as Ripley, Deutsche Bank Chile and Fundación Un Techo para Chile.  He is Director of the Servicio de Impuestos Internos, the Chilean tax authority.  From 1986 to 2005 Mr. Lamarca was Chairman of the Board of COPEC, a Chilean forestry and fuel conglomerate.  Between 1997 and 2001, Mr. Lamarca was the Chairman of the Board at SOFOFA, Chile’s Manufacturers Association.  Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983.  He is a commercial engineer from the Pontificia Universidad Católica de Chile and in 2001 he was awarded the “Distinguished Professional of the Year” by the Business and Economics School of that university.

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

Joaquín Galindo V. became CEO in November 2009.  From 1983 to 1996, he held several positions in Sevillana de Electricidad, an Endesa Spain subsidiary, where he was Director of the Thermal Plant of Bahía de Algeciras.  In 1998, he became Director of Production of the Systems outside the Iberian Peninsula and Generation Planning for Endesa Generación.  Between 2001 and 2004 he was Director of Production and Engineering for Endesa Italia S.p.A. and Counselor of the Centro Sperimentale Elettrotecnico Italiano SpA.   From 2004 to 2006, he was Counselor-General Director of the Société Nationale d´Électricité et de Thermique S.A, in Paris and Counselor of the Thermal Production Society of Bialystok (Poland).  Between 2006 and 2008, he served as Counselor-General Director of Endesa Italia S.A.  He was also a member of the board of Endesa Europe between 2004 and 2008. Mr. Galindo holds a degree in electrical industrial engineering from Universidad de Sevilla and an M.B.A. from Universidad Comercial de Deusto, Spain.

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

Director	Board Compensation From Endesa Chile (1)	Board Compensation From Subsidiaries	Director Committee (2)	Total
	Year ended December 31, 2009 (in thousands of Ch$)
Mario Valcarce D (3)	39,720	—	9,818	49,538
Paolo Bondi (4)	—	—	—	—
Juan Gallardo Cruces (5)	—	—	—	—
Andrea Brentan (6)	—	—	—	—
Francesco Buresti	—	—	—	—
Pío Cabanillas (5)	—	—	—	—
Fernando D’Ornellas (7)	12,640	—	2,276	14,916
Jaime Estévez	22,528	—	14,361	36,889
Borja Prado	18,000	—	2,276	20,276
Raimundo Valenzuela (5)	4,844	—	1,514	6,358
Leonidas Vial	22,528	—	—	22,528
José María Calvo-Sotelo (8)		—	—	—
Gerardo Jofré Miranda (9)	16,763	—	8,294	25,057
Luis de Guindos (4)	8,523	—	754	9,277
Jorge Rosenblut (10)	—	—	—	—

Total	145,546	—	39,293	184,839

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

The amount accrued by the Company in 2009 to provide for pension, retirement or similar benefits to our executive officers totaled Ch$ 278 million.  The funds accrued to provide for future severance indemnity to our executive officers amounted to Ch$ 450 million, of which Ch$ 44 million were accrued during 2009.  There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits to our executive officers.

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

D.            Employees.

The following table provides the total number of full time employees of our Companies for the last three fiscal years:

Company	2007	2008	2009
In Argentina
Endesa Costanera	273	274	281
El Chocón	50	51	51
Total personnel in Argentina	323	325	332

In Chile
Endesa Chile	525	554	595
Pehuenche	3	3	3
Pangue	—	—	—
San Isidro	—	—	—
Celta	1	1	1
Ingendesa (1)	289	418	417
Túnel El Melón	23	24	16
GasAtacama (2)	—	92	96
Hidroaysén (2)	—	26	29
Consorcio Ara-Ingendesa (2)	—	5	15
Total personnel in Chile	841	1,123	1,172

In Colombia
Emgesa (3)	399	404	415
Betania	—	—	—
Total personnel in Colombia	399	404	415

In Peru
Edegel	206	219	224
Total personnel in Peru	206	219	224

Total personnel of Endesa Chile and Subsidiaries	1,769	2,071	2,143

(1)          The Ingendesa figure includes Ingendesa employees of Ingendesa’s subsidiary in Brazil.

(2)          According to IFRS in 2009, we include the companies consolidated by the proportional integration method.

(3)          In September 2007, Emgesa and Betania were merged into the latter, which then changed its name to Emgesa, where all the employees were transferred.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2007	2008	2009
In Argentina
Endesa Costanera	—	—	—
El Chocón	—	—	—
Total temporary personnel in Argentina	—	—	—

In Chile
Endesa Chile	9	5	3
Pehuenche	—	—	—
Pangue	—	—	—
San Isidro	—	—	—
Celta	—	—	—
Ingendesa (1)	269	301	170
Túnel El Melón	2	1
Gasatacama (2)	—	—	—
Hidroaysén (2)	—	—	—
Consorcio Ara-Ingendesa (2)	—	—	—
Total temporary personnel in Chile	280	307	173

In Colombia
Emgesa (3)	—	—	—
Betania (3)	—	—	—
Total temporary personnel in Colombia	—	—	—

In Peru
Edegel	20	23	15
Total temporary personnel in Peru	20	23	15

Total temporary personnel in Endesa Chile and Subsidiaries	300	330	188

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

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders.

Endesa Chile has only one class of capital stock and our major shareholder, Enersis, has no different voting rights than Endesa Chile’s other shareholders.  As of March 31, 2010 Endesa Chile had 19,064 registered shareholders who held 8,201,754,580 outstanding shares.  There are five official record holders in the United States of America, as of such date.  It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as we are not able to ascertain the domicile of the final beneficial holders represented by the five official ADR record holders in the United States of America.  Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

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

The aforementioned law also provides for some exceptions, stating that in certain cases Board approval would suffice for “related-party transactions” to be carried, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board.  At its meeting held on December 17, 2009, Endesa Chile’s Board of Directors approved a related-party policy (política de habitualidad) effective as of January 1, 2010.  This policy is available on the company’s website.

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

PART II

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

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

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

PART III

Item 17.     Financial Statements

None.

Item 18.     Financial Statements

Endesa Chile and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Empresa Nacional de Electricidad S.A. as amended (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on June 11, 2010).
1.2

By-laws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended (English translation) (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed on June 11, 2010).

8.1	List of Subsidiaries as of December 31, 2009 (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed on June 11, 2010).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

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

Date: November 26, 2010.

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008 together with the Reports of Independent Registered Public Accounting Firms

F-1

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A.(Endesa Chile):

We have audited the accompanying consolidated statements of financial position of Endesa Chile and subsidiaries (the Company) as of December 31, 2009 and 2008, and January 1, 2008, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the December 31, 2009 and 2008 financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 33.02 percent and 32.63 percent of the Company’s consolidated total asset position as of December 31, 2009 and 2008, respectively, and total revenues constituting 23.48 percent and 18.09 percent of the Company’s consolidated revenues for the years ended December 31, 2009 and 2008, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa Chile and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa Chile’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Tel: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Endesa Brasil S.A.Niterói - RJ

1. We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008 , and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements, prepared in accordance with accounting practices adopted in Brazil and presented in Brazilian real, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3. In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders’ equity, and cash flows for the years then ended in accordance with accounting practices adopted in Brazil.

4. As mentioned in note 1 to the consolidated financial statements, the subsidiary Companhia de Interconexao Energetica - CIEN is seeking alternatives for new businesses, including the discussions with the regulatory agencies to change CIEN ‘s “trading” activity to “transmission” activity in order to obtain the Allowed Annual Revenue (RAP).

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro
May 25, 2010

Deloitte & Touche Ltda.
Cra. 7 N° 94 - 09
A.A. 075874
Nit. 860.005.813-14
Bogotá D.C.
Colombia

Tel: +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Emgesa S.A. E.S.P.:

We have audited the accompanying balance sheets of EMGESA S.A. E.S.P. (the “Company”) as of December 31, 2009 and 2008, and the related statements of income, shareholders’ equity, changes in financial position and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Deloitte & Touche Ltda.

May 25, 2010 Bogotá, Colombia

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009, December 31, 2008 and January 1, 2008

(in thousands of Chilean pesos — ThCh$)

		12-31-2009	12-31-2008	01-01-2008
ASSETS	Note	ThCh$	ThCh$	ThCh$

CURRENT ASSETS		942,361,242	1,241,838,883	660,033,911
Current Operating Assets		942,361,242	1,241,838,883	660,033,911
Cash and cash equivalents	5	446,438,229	719,217,980	115,095,865
Financial assets at fair value with changes through net income	17	1,493,492	—	—
Other financial assets		42,657	—	—
Trade accounts receivable and other receivables, net	6	328,265,468	342,260,677	318,419,894
Accounts receivable from related companies	7	69,160,836	66,245,062	89,781,454
Inventories	8	40,179,588	49,141,746	55,282,262
Prepayments		7,184,076	4,708,584	2,941,305
Current tax receivable	9	44,392,298	54,911,904	75,355,490
Other assets		5,204,598	5,352,930	3,157,641

NON-CURRENT ASSETS		5,226,991,370	5,437,066,482	4,735,240,709
Available-for-sale financial assets	10	2,487,796	2,432,507	2,441,449
Other financial assets		1,063,377	1,655,343	339,638
Trade accounts receivable and other receivables, net	6	66,716,465	153,412,332	95,328,090
Accounts receivable from related companies	7	—	—	369
Investments in associates accounted for using the equity method	11	574,097,291	536,703,030	481,019,140
Intangible assets, net	12	148,183,957	76,954,412	70,144,288
Property, plant and equipment, net	13	4,326,989,360	4,540,894,618	3,977,814,818
Deferred tax assets	14	94,924,126	110,326,384	96,612,703
Hedging instruments	17	590,622	—	—
Other assets		11,938,376	14,687,856	11,540,214

TOTAL ASSETS		6,169,352,612	6,678,905,365	5,395,274,620

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009, December 31, 2008 and January 1, 2008

(in thousands of Chilean pesos — ThCh$)

		12-31-2009	12-31-2008	01-01-2008
LIABILITIES AND EQUITY	Note	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES		981,101,681	1,355,644,128	802,145,326
Current Operating Liabilities		981,101,681	1,355,644,128	802,145,326
Interest-bearing loans	15	345,355,943	740,117,554	419,296,249
Other financial liabilities	17	696,791	—	—
Trade accounts payable and other payables	18	373,871,856	347,675,017	265,570,606
Accounts payable to related companies	7	90,554,059	137,396,309	45,176,660
Provisions	19	33,393,224	33,706,461	28,522,828
Current tax payable	9	123,945,432	83,966,248	29,606,208
Other liabilities		8,669,196	8,710,488	5,094,808
Deferred revenues	21	448,467	449,245	686,118
Post-employment benefit obligations	20	3,448,733	3,592,982	3,108,546
Hedging instruments	17	717,980	29,824	3,877,756
Other accrued liabilities		—	—	1,205,547

NON-CURRENT LIABILITIES		2,233,249,079	2,621,307,019	2,117,857,841
Interest-bearing loans	15	1,791,980,967	2,134,544,298	1,688,324,335
Trade accounts payable and other payables	18	7,569,739	13,252,372	10,023,043
Accounts payable to related companies	7	—	—	195,828
Provisions	19	20,160,585	3,290,525	2,462,449
Deferred tax liabilities	14	347,876,619	399,374,385	360,951,167
Other liabilities		34,336,712	33,436,414	27,786,390
Deferred revenues	21	163,596	233,531	890
Post-employment benefit obligations	20	28,231,131	29,880,296	26,704,566
Hedging instruments	17	2,929,730	7,295,198	1,409,173

EQUITY		2,955,001,852	2,701,954,218	2,475,271,453
Equity Attributable to Shareholders of the Company		2,069,085,642	1,598,730,012	1,537,699,011
Issued share capital	22	1,537,722,642	1,537,722,642	1,428,886,505
Reserves	22	(769,182,142)	(744,745,964)	(363,658,095)
Retained earnings	22	1,300,545,142	805,753,334	472,470,601

Equity Attributable to Minority Interest		885,916,210	1,103,224,206	937,572,442

TOTAL LIABILITIES AND EQUITY		6,169,352,612	6,678,905,365	5,395,274,620

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2009 and 2008

(in thousands of Chilean pesos— ThCh$, except share data)

		January - December
		2009	2008
STATEMENT OF COMPREHENSIVE INCOME	Note	ThCh$	ThCh$

Sales	23	2,408,239,446	2,531,568,173
Other operating income, total	23	10,679,909	4,820,266
Total Revenues		2,418,919,355	2,536,388,439
Consumption of raw and secondary materials	24	(976,145,889)	(1,304,453,135)
Contribution Margin		1,442,773,466	1,231,935,304
Employee expenses	25	(74,832,421)	(63,299,474)
Depreciation and amortization	26	(196,142,075)	(186,604,575)
Impairment losses	26	(43,999,600)	—
Other miscellaneous operating expenses	27	(110,868,779)	(107,867,715)
Operating Income		1,016,930,591	874,163,540
Total gain (loss) on sale of non-current assets not held for sale		64,972	(707,958)
Financial expenses	28	(188,368,384)	(198,439,587)
Gain (loss) from investments	29	25,225,652	35,339,570
Share of the profit (loss) of associates accounted for using the equity method	11	98,457,836	82,131,590
Foreign currency exchange differences, net	28	(17,017,325)	(5,828,382)
Gain (loss) for indexed assets and liabilities	28	9,275,308	(18,950,333)
Net Income Before Tax		944,568,650	767,708,440
Income tax	30	(172,468,296)	(210,177,605)
Net Income		772,100,354	557,530,835
Attributable to:
Shareholders of the Company		627,053,406	433,177,184
Minority interest		145,046,948	124,353,651
Net Income		772,100,354	557,530,835
Earnings per Share - Common shares
Basic and diluted earnings per share	Ch$ / share	76.45	52.82
Statement of Other Comprehensive Income
Net Income		772,100,354	557,530,835
Other Comprehensive Income
Available-for-sale financial assets		55,354	(55)
Cash flow hedge		226,196,062	(331,840,685)
Foreign currency translation		(251,677,776)	168,702,437
Share of other comprehensive income (loss) of associates		14,045,893	(13,749,102)
Actuarial gain (loss) on defined benefit pension plans		(1,143,392)	(1,884,234)
Income tax effect related to the components of other comprehensive income (loss)		(36,594,489)	58,464,628
Total Other Comprehensive Income		(49,118,348)	(120,307,011)
Total Comprehensive Income		722,982,006	437,223,824
Attributable to:
Shareholders of the Company		703,772,844	248,631,881
Minority interest		19,209,162	188,591,943
Total Comprehensive Income		722,982,006	437,223,824

The attached notes are an integral part of these consolidated financial statements.

Index to Financial Statements

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009 and 2008

(in thousands of Chilean pesos— ThCh$)

	Changes in Issued Capital		Changes in Reserves						Changes in
	Common Shares					Available-		Changes in	Equity	Changes in
Statement of Changes in Equity	Share Capital	Share Premium	Proposed Dividend Reserves	Translation Reserves	Hedging Reserves	for-Sale Reserves	Other Reserves	Retained Earnings	Attributable to Parent	Minority Interest	Changes in Equity, Total
Opening Balance at 01/01/2008	1,222,877,948	206,008,557	(38,433,991)	84,113,627	169,086,413	4,345	(578,428,489)	472,470,601	1,537,699,011	937,572,442	2,475,271,453
Changes:
Comprehensive income	—	—	—	101,367,756	(270,884,586)	(46)	(13,749,102)	431,897,859	248,631,881	188,591,943	437,223,824
Declared cash dividends	—	—	(87,036,762)	—	—	—	—	(100,306,070)	(187,342,832)	(22,940,179)	(187,342,832)
Transfers to(from) retained earnings	—	—	38,433,991	—	—	—	—	(38,433,991)	—	—	—
Other increases (decreases) in net equity	108,836,137	—	—	—	—	—	(149,219,120)	40,124,935	(258,048)	—	(23,198,227)
Changes in equity	108,836,137	—	(87,036,762)	101,367,756	(270,884,586)	(46)	(162,968,222)	333,282,733	61,031,001	165,651,764	226,682,765
Ending Balance at 12/31/2008	1,331,714,085	206,008,557	(87,036,762)	185,481,383	(101,798,173)	4,299	(741,396,711)	805,753,334	1,598,730,012	1,103,224,206	2,701,954,218

Opening Balance at 01/01/09	1,331,714,085	206,008,557	(87,036,762)	185,481,383	(101,798,173)	4,299	(741,396,711)	805,753,334	1,598,730,012	1,103,224,206	2,701,954,218
Changes:
Comprehensive income	—	—	—	(124,472,978)	185,568,236	45,791	16,465,996	626,165,799	703,772,844	19,209,162	722,982,006
Declared cash dividends	—	—	(188,116,022)	—	—	—	—	(43,641,794)	(231,757,816)	(104,443,851)	(231,757,816)
Transfers to (from) retained earnings	—	—	87,036,762	—	—	—	—	(87,036,762)	—	—	—
Other increases (decreases) in net equity	—	—	—	—	(963,963)	—	—	(695,435)	(1,659,398)	(132,073,308)	(238,176,556)
Changes in equity	—	—	(101,079,260)	(124,472,978)	184,604,273	45,791	16,465,996	494,791,808	470,355,630	(217,307,996)	253,047,634
Ending Balance at 12/31/2009	1,331,714,085	206,008,557	(188,116,022)	61,008,405	82,806,100	50,090	(724,930,715)	1,300,545,142	2,069,085,642	885,916,210	2,955,001,852

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos— ThCh$)

Net Cash Flows provided by (used in) Operating Activities, Indirect Method	Note	2009 ThCh$	2008 ThCh$
Cash Flows provided by (used in) Operations, Indirect Method Operating Cash Flows Before Changes in Working Capital Reconciliation of Net Income to Operating Income
Net income		772,100,354	557,530,835
Financial expenses		179,093,076	217,389,920
Financial income		(25,315,918)	(34,323,234)
Income tax	30	172,468,296	210,177,605
Share of the (profit) loss of associates accounted for using the equity method	11	(98,457,836)	(82,131,590)
Other adjustments to reconcile net income to operating income		17,042,619	5,520,004
Adjustments to reconcile net income to operating income, total		244,830,237	316,632,705
Operating income		1,016,930,591	874,163,540
Non-Monetary Adjustments:
Depreciation	26	192,772,740	182,631,235
Amortization of intangible assets	26	3,369,335	3,973,340
Impairment losses	26	43,999,600	—
Loss (gain) on sales of non-current assets not held for sale		(64,972)	707,958
Loss (gain) on investments		90,266	(1,016,336)
Increase of provisions		3,249,264	2,223,497
Decrease (increase) in deferred tax assets		(8,089,658)	4,019,875
Increase (decrease) in deferred tax liabilities		3,257,558	(1,591,803)
Other non-monetary adjustments		(12,624,485)	(4,329,329)
Non-monetary adjustments, total		225,959,648	186,618,437
Total Operating Cash Flows Before Changes in Working Capital		1,242,890,239	1,060,781,977
Increase (Decrease) in Working Capital:
Inventories		(793,538)	11,986,371
Trade accounts receivable and other receivables		13,387,623	(107,070,706)
Prepayments		(4,364,057)	(19,916,914)
Other assets		108,055,151	91,045,322
Trade accounts payable and other payables		(130,366,242)	14,956,481
Accruals		(13,316,393)	(7,953,946)
Taxes payable		(85,389,647)	(59,258,836)
Post-employment benefit obligations		6,391,938	(105,392)
Other liabilities		(41,674,765)	(14,185,391)
Decrease in working capital, total		(148,069,930)	(90,503,011)
Cash Flows provided by (used in) Other Operating Activities		1,094,820,309	970,278,966
Payments of income tax		(99,250,347)	(19,340,544)
Net Cash Flows Provided by (used in) Operating Activities		995,569,962	950,938,422

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos— ThCh$)

Net Cash Flows provided by (used in) investing and financing activities, Indirect Method	Note	2009 ThCh$	2008 ThCh$
Net Cash Flows provided by (used in) Investing Activities
Proceeds from sales of property, plant and equipment		4,806,509	6,536,995
Proceeds from sales of other financial assets		—	7,730,911
Proceeds from sales or disposals of other assets		—	13,981
Other cash flows provided by (used in) investing activities		9,847,726	73,804,675
Proceeds from dividends received classified for investing purposes		75,347,648	35,462,910
Proceeds from interest received classified for investing purposes		2,441,046	3,025,736
Purchases of property, plant and equipment		(315,589,508)	(255,117,543)
Acquisitions of intangible assets		(411,575)	(2,487,916)
Loans to related companies		(8,974,911)	(47,066,212)
Acquisitions of minority interest	22.7	(208,922,322)	—
Other investment disbursements		—	(23,575,554)
Net Cash Flows Used In Investing Activities		(441,455,387)	(201,672,017)
Net Cash Flows provided by (used in) Financing Activities
Loans obtained		230,775,256	348,059,855
Proceeds from issuance of other financial liabilities		126,062,420	227,769,894
Proceeds from loans from related companies		11,436,262	58,060,070
Proceeds from other financing activities		—	448,471
Payments of loans		(231,907,013)	(137,386,174)
Repayments of other financial liabilities		(439,518,975)	(217,926,280)
Repayments of liabilities for financial leases		(3,171,884)	(6,996,069)
Payments of loans to related companies		(58,538,059)	(6,198,854)
Payment of interest classified for financing purposes		(114,393,219)	(163,445,494)
Dividends paid to minority interests		(164,683,053)	(146,871,431)
Dividends paid to shareholders of the Company		(156,415,189)	(101,987,826)
Net Cash Flows Used In Financing Activities		(800,353,454)	(146,473,838)

Net Increase (Decrease) in Cash and Cash Equivalents		(246,238,879)	602,792,567
Effects of foreign exchange rate variations on cash and cash equivalents		(26,540,872)	1,329,548
Beginning Balance of Cash and Cash Equivalents, Statements of Cash Flows		719,217,980	115,095,865
Ending Balance of Cash and Cash Equivalents, Statements of Cash Flows		446,438,229	719,217,980

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

2.       BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of presentation

The consolidated financial statements of Endesa Chile and subsidiaries as of December 31, 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (hereinafter “IASB”), and approved by its Board of Directors’ at its meeting on January 27, 2010.

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

These estimates basically refer to:

•                  The valuation of assets and goodwill to determine the existence of impairment losses (see note 3.c).

•                  The assumptions used to calculate the actuarial liabilities and obligations to employees (see note 20).

•                  The useful life of property, plant and equipment and intangible assets (see notes 3.a and 3.b).

•                  The assumptions used to calculate the fair value of financial instruments (see notes 3.e and 17).

•                  Energy supplied to customers and not invoiced at the end of each year.

•                  Certain magnitudes of the electrical system, including those of other companies, such as production, customer billing, energy consumption, etc. used on the estimations for electrical system settlements. These settlements must be finalized in the corresponding final settlements, which are pending emission as of the date of issuance of the financial statements, and could affect the balances of assets, liabilities, income and expenses registered in such statements.

•                  The probability of occurrence and the amount of uncertain or contingent liabilities (see note 3.j).

•                  Future disbursements for the closure of facilities and restoration of land (see note 3.a).

•                  The tax results of the various subsidiaries of Endesa Chile, that will be reported to the respective tax authorities in the future, which have served as the basis for recording different balances related to income taxes in the current consolidated financial statements. (See note 3.m).

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

2.4.2    Companies consolidated although the percentage of ownership is less than 50%

Although the Endesa Chile Group holds less than a 50% share in Empresa Generadora de Energía Eléctrica S.A. (hereinafter “Emgesa”), it is considered a subsidiary since Endesa Chile exercises control over the entity, directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes.

2.4.3     Companies not consolidated although the percentage of ownership is more than 50%

Although the Endesa Chile Group holds more than 50% of Centrales Hidroeléctricas de Aysén, S.A. (hereinafter “Hidroaysén”), it is considered to be a Jointly-Controlled Entity because the Group, through contracts and agreements with shareholders, exercises joint control of the entity.

2.5    Basis of consolidation and business combinations.

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-Group transactions.

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

2.                The value of minority shareholder interest in equity and the results of the consolidated subsidiaries are presented, respectively, under the headings “Equity attributable to Minority Interest” in the consolidated statement of financial position and “Net Income attributable to minority interest” and “Other comprehensive income attributable to minority interest” in the consolidated statement of comprehensive income.

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

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.       ACCOUNTING PRINCIPLES APPLIED

The main accounting principles applied in preparing the attached consolidated financial statements are detailed as follows:

a)             Property, Plant and Equipment.

Property, Plant and Equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses it may have experienced. In addition to the price paid to acquire each item, the cost also includes, where appropriate, the following concepts:

•                  Finance expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 2.66% and 5.19%. The amount capitalized for this concept amounted to ThCh$ 3,385,207 and ThCh$ 3,072,003 for the years ended December 31, 2009 and 2008, respectively.

•                     Employee expenses directly related to works in progress, capitalized for the years ended December 31, 2009 and 2008, amounted to ThCh$ 731,901 and ThCh$ 500,315, respectively.

•                  Future disbursements that Endesa Chile and subsidiaries must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. On a yearly basis, Endesa Chile and subsidiaries review their estimate of these future disbursements, increasing or decreasing the value of the asset based on the results of this estimate.

•                  Items acquired before the date on which Endesa Chile transitioned to IFRS include within the acquisition cost, where appropriate, asset reappraisals permitted in various countries to adjust the value of Property, Plant and Equipment for inflation as of that date. (See Note 13).

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

The following are for the main classes of assets, useful lives used for depreciation:

Classes of Property, Plant and Equipment	Years of estimated useful life

Land	—
Buildings	22 - 100
Plant and Equipment	3 - 65
IT Equipment	3 - 10
Fixtures and Fittings	5 - 21
Motor Vehicles	5 - 10
Other	10 - 33

Additionally, and for more information, there is a greater opening of the useful lives for plant and equipment class

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

b)       Intangible assets

b.1)   Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and Endesa Chile’s share of the fair value of assets and liabilities, including identifiable contingent assets and liabilities of a subsidiary as of the acquisition date.

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

In cases where the Group acquires an additional interest in a company that it already controlled and consolidated, the difference between the price of the additional percentage and the balance of “Equity attributable to minority interest” that is derecognized as a result of the acquisition is recorded as goodwill. In cases where the Group sells part of its interest in a controlled company and maintains control after the sale and, therefore, it is consolidated, the difference between the sale price and the balance of “Equity attributable to minority interest” that must be recognized as a result of the sale is recorded in earnings for the year.

b.2)        Concessions

IFRIC 12 Service Concession Arrangements provides guidance for accounting operators for public-to-private service concession arrangements. This accounting interpretation applies if:

a)              The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them and at what price; and

b)              The grantor controls — through ownership, beneficial entitlement or otherwise — any significant residual interest in the infrastructure at the end of the term of the arrangement.

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

The discount rates, before tax, expressed in nominal terms and applied in 2009 and 2008 are the following:

		2009		2008
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	9.24%	9.53%	9.90%	10.40%
Argentina	Argentinean peso	19.51%		17.40%
Brazil	Brazilian real	11.32%		12.10%
Peru	Peruvian nuevo sol	9.09%		10.00%
Colombia	Colombian peso	11.45%		11.90%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Impairment losses” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

The following procedure is used to determine the need to adjust financial assets for impairment:

•       In the case of commercial assets, Endesa Chile and subsidiaries have defined a policy for recording impairment provisions based on the age of past due balances, which is generally applied except in cases where a specific collectability analysis is advised.

•       In the case of receivables of a financial nature, impairment is determined by specifically analyzing each case. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non commercial financial assets.

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

e.1)   Financial assets other than derivatives

Endesa Chile and subsidiaries classify their financial investments, whether permanent or temporary, and excluding equity method investments (see Note 11) and investments held for sale, into four categories:

•       Trade accounts receivable and other receivables and Accounts receivable from related companies: These are recorded at amortized cost, which corresponds to initial fair value less principal repayments made, plus interest accrued but uncharged, calculated using the effective interest rate method.

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

•       Held-to-maturity investments: Investments that Endesa Chile intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

•       Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

•       Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories and consist almost entirely of financial investments in equity instruments (See Note 10). These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. Changes in fair value, net of taxes, are recorded with a charge or credit to an equity reserve known as “Available-for-sale financial assets” until the investment is disposed of, at which time the amount accumulated in this account for that investment is fully charged to the comprehensive income statement. Should the fair value be less than the acquisition cost, if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the comprehensive income statement.

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

In order to calculate the fair value of debt, both for cases in which it is recorded in the statement of financial position and for information on its fair value included in Note 15, debt has been divided into fixed interest rate debt (hereinafter “fixed debt”) and variable interest rate debt (hereinafter “variable debt”). Fixed debt pays, throughout its life, coupon interest fixed, either explicitly or implicitly, at the beginning of the transaction. Variable debt is issued with variable interest rates (i.e. each coupon is set at the beginning of each period based on a referential interest rate). All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment currency.

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

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge is highly effective, are met. In this case, changes are recorded as follows:

•       Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value as is the hedge instrument, recording any changes in the value of both in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

•       Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Hedging Reserves”. The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

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

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

•   The sole purpose of the agreement is for own use.

•   Future projections by Endesa Chile and subsidiaries justify the existence of these agreements with the purpose of own use.

•   Past experience with agreements shows that they have been utilized for own use, except in certain isolated cases in which they had to be used for exceptional reasons or reasons associated with logistical management issues outside the control and projections of Endesa Chile and subsidiaries.

•   The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

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

The fair value of the various derivative financial instruments is calculated as follows:

•       For derivatives traded on a formal market, by its quoted price as of year end.

•       Endesa Chile and subsidiaries value derivatives not traded on formal markets, using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as of year-end.

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

Dividends received from these companies are deducted from the value of the investment and any profit or loss obtained from them to which Endesa Chile is entitled based on its interest is recorded within “Share of the profit of associates accounted for using the equity method”.

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

Gains and losses obtained in disposing of the treasury shares are recorded within “Retained earnings” in the consolidated statement of financial position. As of December 31, 2009, the Company has no treasury shares and had no transactions with treasury shares during the years 2009 and 2008.

i)        Deferred revenues

This account primarily includes, contributions received from customers or government entities to finance construction or acquisition of certain facilities or, in some cases, facilities that are directly transferred based on current regulations in each country.

These amounts are recorded as deferred revenues within liabilities in the consolidated statement of financial position and charged to earnings in the account “Other operating income” within the consolidated statement of comprehensive income over the useful life of the asset, thus offsetting the depreciation expense.

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

Actuarial losses and gains that arise in valuing the liabilities subject to these plans are recorded directly under “Equity — Retained earnings”.

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

Likewise, as of each year-end, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences, net” in the comprehensive income statement.

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

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations may be classified as long-term liabilities.

m)     Income tax

Income taxes for the year are determined as the sum of current taxes from Endesa Chile’s numerous subsidiaries and result from applying the tax rate to the taxable base for the year, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized.

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

p)       Dividends

Article No. 79 of Chile’s Corporations Law establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Endesa Chile’s highly fragmented share capital, as of the end of each year the amount of the obligation to its shareholders, net of interim dividends approved during the year, is determined and accounted for in “Trade accounts payable and other payables” or “ Accounts payables to related companies”, as appropriate, and charged to equity in the account “Proposed dividend reserves”.

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

q)       Cash flow statement

The consolidated statement of cash flows reflects cash movements during the period, determined using the indirect method. The terms used in these cash flow statements are defined as follows:

•        Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly-liquid investments maturing in less than three months with a low risk of changes in value.

•        Operating activities: activities that comprise the Group’s principal source of revenue as well as other activities that cannot be classified as investing or financing.

•        Investing activities: activities that involve acquiring, selling or otherwise disposing of non-current assets and other investments not included in cash and cash equivalent.

•        Financing activities: activities that bring about changes in the size and composition of equity and financial liabilities.

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

5.       CASH AND CASH EQUIVALENTS

a)       As of December 31, 2009, December 31, 2008 and January 1, 2008 this account is detailed as follows:

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
Cash and Cash Equivalents	ThCh$	ThCh$	ThCh$

Cash on hand	1,811,633	78,500	113,105
Bank balances	191,462,169	73,538,335	26,495,968
Time deposits	67,659,377	258,584,157	38,489,850
Other fixed-income investments	185,505,050	387,016,988	49,996,942

Total	446,438,229	719,217,980	115,095,865

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

b)       The following table details the balance of cash and cash equivalents by type of currency:

	12-31-2009	12-31-2008	01-01-2008
Currency	ThCh$	ThCh$	ThCh$

Chilean pesos	152,554,270	159,432,786	41,839,181
Argentinean pesos	11,629,007	15,309,637	5,553,727
Colombian pesos	160,969,953	133,927,140	20,396,709
Peruvian nuevos soles	13,346,169	1,920,653	2,237,065
US dollars	107,638,574	408,627,764	45,069,183
Brazilean Real	300,256	—	—

Total	446,438,229	719,217,980	115,095,865

6.       TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Balance as of
	12-31-2009		12-31-2008		01-01-2008
Trade accounts receivable and	Current	Non-current	Current	Non-current	Current	Non-current
other receivables, gross	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable and other receivables, gross	330,921,518	66,716,465	344,887,271	153,412,332	320,361,516	95,328,090
Trade accounts receivable, gross	315,545,472	61,309,211	323,958,886	134,759,473	286,772,527	64,137,425
Other receivables, gross	15,376,046	5,407,254	20,928,385	18,652,859	33,588,989	31,190,665

	Balance as of
	12-31-2009		12-31-2008		01-01-2008
Trade accounts receivable and	Current	Non-current	Current	Non-current	Current	Non-current
other receivables, net	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, net	328,265,468	66,716,465	342,260,677	153,412,332	318,419,894	95,328,090
Trade accounts receivable, net	313,854,813	61,309,211	321,332,292	134,759,473	284,830,905	64,137,425
Other receivables, net	14,410,655	5,407,254	20,928,385	18,652,859	33,588,989	31,190,665

The balances in this account do not generally accrue interest.

No individual customer makes up a significant portion of the Group’s total sales or receivables.

Refer to Note 7.1 for the amounts, terms and conditions of receivables from related parties.

As of December 31, 2009, December 31, 2008 and January 1, 2008, the balance of unimpaired past due trade receivables is as follows:

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
Trade accounts receivable past due and unpaid but not impaired	ThCh$	ThCh$	ThCh$
Less than three months	2,286,695	600,325	45,533,172
Between three and six months	65,951	2,855,307	2,359,287
Between six and twelve months	105,135	5,003	74,213
Greater than twelve months	88,453	—	—
Total	2,546,234	3,460,635	47,966,672

The following table details movements in the impairment provision for trade receivables:

Current and
Non-current
Trade accounts receivables past due, unpaid and impaired	ThCh$
Balance at January 1, 2008	1,941,622
Increases (Decreases) for the year	490,055
Amounts Written-off	(129,748)
Foreign Currency Translation Differences	324,665
Balance at December 31, 2008	2,626,594
Increases (Decreases) for the year	544,674
Amounts Written-off	(94,074)
Foreign Currency Translation Differences	(421,144)
Balance at December 31, 2009	2,656,050

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

7.1    Balances and transactions with related companies

Balances of receivables and payables between the company and its unconsolidated related companies are detailed as follows:

a)               Accounts receivable from related companies

							Balance as of
							Current			Non-Current
Taxpayer ID			Term of				12-31- 2009	12-31- 2008	01-01- 2008	12-31- 2009	12-31- 2008	01-01- 2008
Number	Company	Description of transaction	transaction	Nature of relationship	Currency	Country	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

94.271.000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent company	Ch$	Chile	339,995	362,058	81,054	—	—	—
96.800.570-7	Chilectra S.A.	Sale of energy	Less than 90 days	Common parent company	Ch$	Chile	23,905,151	23,879,572	—	—	—	369
96.783.910-8	Emp. Electrica de Colina	Sale of energy	Less than 90 days	Common parent company	Ch$	Chile	71,846	21,072	—	—	—	—
96.800.460-3	Luz Andes	Sale of energy	Less than 90 days	Common parent company	Ch$	Chile	7,859	1,545	—	—	—	—
96.543.670-1	Cia A. Multiser. Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	14,253	19,739	17,265,900	—	—	—
Foreign	CAM Colombia Ltda.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	10,103	18,789	57,683	—	—	—
96.529.420-1	Synapsis Soluciones y Servicios IT Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	38,129	88,763	13,569	—	—	—
Foreign	Edesur S.A.	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	3,069	4,175	—	—	—	—
Foreign	Codensa	Sale of energy	Less than 90 days	Common parent company	CPs	Colombia	33,387,059	26,451,167	19,129,564	—	—	—
Foreign	Edelnor	Sale of energy	Less than 90 days	Common parent company	Soles	Peru	7,499,676	5,645,150	2,603,199	—	—	—
Foreign	Edelnor	Services rendered	Less than 90 days	Common parent company	Soles	Peru	1,343,964	—	—	—	—	—
Foreign	Endesa Brasil S.A.	Services rendered	Less than 90 days	Associate	R$	Brazil	743	90,524	54,868	—	—	—
Foreign	Endesa Brasil S.A.	Dividends	Less than 90 days	Associate	Ch$	Brazil	156,223	—	—	—	—	—
Foreign	CIEN (Companhía Interconexao Energética S.A.)	Mercantile current account	Less than 90 days	Common parent company	US$	Brazil	773,861	993,290	6,880,788	—	—	—
Foreign	E. E. Piura	Services rendered	Less than 90 days	Common parent company	Soles	Peru	135,940	95,305	15,477	—	—	—
Foreign	Endesa Latinoamérica S.A.U.	Services rendered	Less than 90 days	Common parent company	US$	Spain	—	27,382	12,669	—	—	—
76.788.080-4	GNL Quintero S.A.	Loans	Less than 90 days	Associate	US$	Chile	—	4,923,842	42,049,275	—	—	—
Foreign	Endesa CEMSA S.A.	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	1,451,375	3,614,692	1,615,616	—	—	—
Foreign	Sociedad Portuaria Central Cartagena S.A.	Mercantile current account	Less than 90 days	Associate	CPs	Colombia	106	—	—	—	—	—
78970360-4	Agricola e Inmobiliaria Pastos Verdes Ltda.	Mercantile current account	Less than 90 days	Associate	Ch$	Chile	7,402	—	—	—	—	—
Foreign	CGTF Fortaleza	Services rendered	Less than 90 days	Common parent company	Real	Brazil	3,331	7,997	1,792	—	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	10,751	—	—	—	—	—

	Total						69,160,836	66,245,062	89,781,454	—	—	369

There are no secured receivables.

b)               Accounts payables to related companies

							Balance as of
							Current			Non-Current
Taxpayer ID			Term of				12-31- 2009	12-31-2008	01-01- 2008	12-31- 2009	12-31- 2008	01-01- 2008
Number	Company	Description of transaction	transaction	Nature of relationship	Currency	Country	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

94.271.000-3	Enersis S.A.	Dividends	Less than 90 days	Parent company	Ch$	Chile	67,019,988	52,476,199	23,393,344	—	—	—
94.271.000-3	Enersis S.A.	Services received	Less than 90 days	Parent company	Ch$	Chile	258,550	—	—	—	—	—
96.800.570-7	Chilectra S.A.	Services received	Less than 90 days	Common parent company	Ch$	Chile	133,333	235,031	108,590	—	—	—
96.543.670-1	Cia A. Multiser. Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	775,322	30,272	1,383	—	—	—
Foreign	CAM Colombia Ltda.	Services received	Less than 90 days	Common parent company	CPs	Colombia	385,882	459,933	250,888	—	—	—
Foreign	CAM Perú S.A.	Services received	Less than 90 days	Common parent company	US$	Peru	2,280	16,621	27,863	—	—	—
96.529.420-1	Synapsis Soluciones y Servicios IT Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	1,063,880	857,747	583,572	—	—	195,828
Foreign	Synapsis de Argentina Ltda.	Services received	Less than 90 days	Common parent company	Ar$	Argentina	19,216	27,833	63,991	—	—	—
Foreign	Synapsis Perú Ltda.	Services received	Less than 90 days	Common parent company	US$	Peru	209,962	169,044	34,995	—	—	—
Foreign	Synapsis Colombia Ltda.	Services received	Less than 90 days	Common parent company	CPs	Colombia	178,602	246,280	—	—	—	—
79.913.810-7	Inmb. M. Velasco	Services received	Less than 90 days	Common parent company	Ch$	Chile	81,669	—	—	—	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	42,539	—	—	—	—	—
Foreign	Codensa	Energy purchase	Less than 90 days	Common parent company	CPs	Colombia	1,802,889	64,891,983	2,892,554	—	—	—
Foreign	Edelnor	Services received	Less than 90 days	Common parent company	Soles	Peru	15,611	—	82,594	—	—	—
Foreign	CTM (Compañía de Transmisión del Mercosur S.A.)	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	637,078	879,934	749,359	—	—	—
Foreign	E. E. Piura	Mercantile current account	Less than 90 days	Common parent company	Soles	Peru	8,420	—	—	—	—	—
Foreign	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Common parent company	CPs	Spain	866,168	886,946	6,465,149	—	—	—
96.806.130-5	Electrogas S.A.	Mercantile current account	Less than 90 days	Associate	Ch$	Chile	290,742	1,784,801	209,417	—	—	—
Foreign	Endesa CEMSA S.A.	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	16,761,928	14,433,685	10,312,961	—	—	—

	Total						90,554,059	137,396,309	45,176,660	—	—	195,828

There are no secured obligations.

c)               Most significant transactions and their effect on earnings

Transactions with unconsolidated related companies for the years ended December 31, 2008 and 2009 had the following effects on earnings:

Taxpayer ID			Description of		12-31-2009	12-31-2008
Number	Company	Nature of relationship	transaction	Country	ThCh$	ThCh$

94.271.000-3	Enersis S.A.	Parent company	Services rendered	Chile	1,018,125	1,067,722
		Parent company	Services received	Chile	(937,096)	(1,167,488)
		Parent company	Loans	Chile	(3,065)	(98,667)
96.800.570-7	Chilectra S.A.	Common parent company	Sale of Energy	Chile	284,501,577	245,609,542
		Common parent company	Services rendered	Chile	2,975,377	2,783,160
		Common parent company	Services received	Chile	(2,189)	(785,707)
		Common parent company	Loans	Chile	616,084	—
96.783.910-8	Emp. Electrica de Colina	Common parent company	Sale of Energy	Chile	42,553	17,708
		Common parent company	Services rendered	Chile	260	—
78.970.360-4	Agricola Pastos Verdes	Common parent company	Services rendered	Chile	34,531	—
96.543.670-1	Cia A. Multiser. Ltda.	Common parent company	Services rendered	Chile	14,254	4,902
Foreign	CAM Colombia Ltda.	Common parent company	Services rendered	Colombia	52,013	73,208
		Common parent company	Services received	Colombia	(529,150)	(833,906)
Foreign	CAM Perú S.A.	Common parent company	Services received	Peru	(27,810)	(71,909)
96.529.420-1	Synapsis Soluciones y Servicios IT Ltda.	Common parent company	Services rendered	Chile	1,215,838	198,769
		Common parent company	Services received	Chile	(2,373,902)	(2,860,109)
Foreign	Synapsis de Argentina Ltda.	Common parent company	Services received	Argentina	(70,067)	(98,013)
Foreign	Synapsis Perú Ltda.	Common parent company	Services received	Peru	(426,060)	(458,535)
Foreign	Synapsis Colombia Ltda.	Common parent company	Services received	Colombia	(706,149)	(784,088)
Foreign	Edesur S.A.	Common parent company	Sale of Energy	Argentina	40,377	—
96.800.460-3	Luz Andes	Common parent company	Sale of Energy	Chile	13,080	1,298
		Common parent company	Services rendered	Chile	25	—
Foreign	Codensa	Common parent company	Sale of Energy	Colombia	137,288,265	93,237,414
		Common parent company	Services rendered	Colombia	89,794	104,362
		Common parent company	Services received	Colombia	(340,033)	(523,660)
		Common parent company	Loans	Colombia	(1,799,469)	(184,570)
		Common parent company	Electricity tolls	Colombia	(20,387,037)	(18,341,786)
Foreign	Edelnor	Common parent company	Sale of Energy	Peru	77,262,815	42,033,260
		Common parent company	Electricity tolls	Peru	(104,129)	—
Foreign	Endesa Brasil S.A.	Associate	Services rendered	Brazil	405,901	981,558
Foreign	Endesa Servicios S.L.U.	Common parent company	Services received	Spain	(2,063)	—
Foreign	E. E. Piura	Common parent company	Sale of Energy	Peru	929,179	93,073
		Common parent company	Purchase of energy	Peru	(1,214,205)	—
		Common parent company	Services rendered	Peru	41,403	9,928
Foreign	Generalima S.A.	Common parent company	Services rendered	Peru	111,514	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Common parent company	Electricity tolls	Colombia	(315,525)	—
96.806.130-5	Consorcio Ara-Ingendesa Ltda.	Common parent company	Services rendered	Chile	—	505,331
76.788.080-4	GNL Quintero S.A.	Associate	Loans	Chile	(247,192)	1,748,868
		Associate	Sale of Energy	Chile	398,267	—
		Associate	Services rendered	Chile	37,651	—
Foreign	Endesa CEMSA S.A.	Associate	Sale of Energy	Argentina	12,489,207	20,669,866
		Associate	Purchase of energy	Argentina	(89,810)	(94,195)
		Associate	Gas consumption	Argentina	(55,180,792)	—
Foreign	Central Generadora Termoeléctrica de Fortaleza S.A.	Common parent company	Services rendered	Brazil	33,715	43,951
96.806.130-5	Electrogas S.A.	Associate	Gas tolls	Chile	(1,239,471)	(4,576,224)

			Total		433,616,591	378,305,063

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

Accordingly, compensation is determined as follows:

•                  UF 55 as unconditional fixed monthly compensation, and

•                  UF 36 for attending each meeting.

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

Directors’ committee

Each member of the Directors’ Committee receives an allowance of UF 36 for each meeting attended, with a maximum of twelve meetings per year.

Audit committee

Each member of the Audit Committee receives an allowance of UF 36 for each meeting attended, with a maximum of twelve meetings per year. Audit Committee compensation has remained constant since its creation in 2005.

The following table details the Board of Directors’ compensation for the 2009 and 2008 years:

		12-31-2009
			Board of Endesa Chile	Board of Subsidiaries	Directors’ Committee	Audit Committee	Variable based on Profits
Name	Position	Period in position	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/09 - 10/28/09	39,720	—	9,818	—	—
Paolo Bondi	Vice Chairman	07/28/09 - 12/31/09	—	—	—	—	—
Juan Gallardo Cruces	Vice Chairman	01/01/09 - 03/26/09	—	—	—	—	—
Andrea Brentan	Vice Chairman	03/26/09 - 07/28/09	—	—	—	—	—
Francesco Buresti	Director	01/01/09 - 12/31/09	—	—	—	—	—
Pío Cabanillas Alonso	Director	01/01/09 - 03/26/09	—	—	—	—	—
Fernando D’Ornellas Silva	Director	01/01/09 - 07/28/09	12,640	—	—	2,276	—
Jaime Estévez Valencia	Director	01/01/09 - 12/31/09	22,528	—	10,575	3,786	—
Borja Prado Eulate	Director	01/01/09 - 12/31/09	18,000	—	—	2,276	—
Raimundo Valenzuela Lang	Director	01/01/09 - 03/26/09	4,844	—	1,514	—	—
Leonidas Vial Echeverría	Director	01/01/09 - 12/31/09	22,528	—	—	—	—
José María Calvo-Sotelo Ibañez-Martín	Director	03/26/09 - 12/31/09	—	—	—	—	—
Gerardo Jofré Miranda	Director	04/15/09 - 12/31/09	16,763	—	8,294	—	—
Luis de Guindos Jurado	Director	07/28/09 - 12/31/09	8,523	—		754	—

TOTAL			145,546	—	30,201	9,092	—

		12-31-2008
			Board of Endesa Chile	Board of Subsidiaries	Directors’ Committee	Audit Committee	Variable based on Profits
Name	Position	Period in position	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/08 - 12/31/08	43,258	—	8,405	—	—
Juan Gallardo Cruces	Vice Chairman	04/02/08 - 12/31/08	—	—	—	—	—
Jaime Estévez Valencia	Director	01/01/08 - 12/31/08	21,251	—	7,652	6,118	—
Leonidas Vial Echeverría	Director	01/01/08 - 12/31/08	20,490	—	—	—	—
Raimundo Valenzuela Lang	Director	01/01/08 - 12/31/08	20,486	—	6,883	—	—
Carlos Torres Vila	Director	01/01/08 - 03/30/08	5,284	—	—	—	—
Enrique García Alvarez	Director	01/01/08 - 03/30/08	5,829	—	—	2,306	—
José Fernández Olano	Director	01/01/08 - 03/30/08	5,829	—	—	2,306	—
Rafael Español Navarro	Director	01/01/08 - 03/30/08	5,829	—	—	—	—
Jose Maria Calvo-Sotelo	Director	01/01/08 - 03/30/08	5,829	—	—	—	—
Borja Prado Eulate	Director	04/02/08 - 12/31/08	15,424	—	—	1,528	—
Fernando D’Ornellas Silva	Director	04/02/08 - 12/31/08	13,914	—	—	3,808	—
Francesco Buresti	Director	04/02/08 - 12/31/08	—	—	—	—	—
Pío Cabanillas Alonso	Director	04/02/08 - 12/31/08	—	—	—	—	—

TOTAL			163,423	—	22,940	16,066	—

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

Incentive plans for principal executives and managers

Endesa Chile has a yearly bonus plan for its executives based on their ability to meet objectives and their individual contribution to the company’s results.  This plan defines a range of bonuses based on each executive’s level within the company’s hierarchy. Bonuses eventually given to executives consist of a certain number of monthly gross salaries.

b)              Guarantees established by the Company in favor of Endesa Chile Management

The Company has not established any guarantees in favor of Endesa Chile’s Management.

c)              Guarantee clauses:  Endesa Chile’s Managing Council and Management

•                  Guarantee clauses in case of dismissal or changes of control

No guarantee clauses exist.

•                  Post contract non-competition clause

No such agreements exist.

7.4   Compensation plans linked to share price

The Company has not agreed on any share-price-linked compensation plans with the Board of Directors.

8.   INVENTORIES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
Classes of Inventory	ThCh$	ThCh$	ThCh$

Supplies for production	40,179,588	49,141,746	55,282,262

Total	40,179,588	49,141,746	55,282,262

No inventory has been pledged to guarantee debt.

9.   CURRENT TAX RECEIVABLES AND PAYABLES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

Receivables for current taxes

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Monthly provisional tax payments	260,857	2,562,854	18,819,554
VAT tax credit	39,172,644	47,570,155	44,999,310
Tax credit for absorbed profits	—	—	4,035,977
Tax credits for training expenses	84,684	—	64,111
Other	4,874,113	4,778,895	7,436,538

Total	44,392,298	54,911,904	75,355,490

Payables for current taxes

	Balance as of
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Income taxes	99,147,311	55,587,062	15,364,487
VAT tax debit	15,957,390	17,231,231	10,521,839
Stamp tax	—	2,575,390	—
Tax provision	983,240	1,263,637	1,050,586
Other	7,857,491	7,308,928	2,669,296

Total	123,945,432	83,966,248	29,606,208

10.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

As stated in Note 3e, as of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Balances
	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Available-for-Sale Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Investments in listed companies	—	—	—	63,918	8,629	8,684
Investments in unlisted companies	—	—	—	2,423,878	2,423,878	2,432,765

Total	—	—	—	2,487,796	2,432,507	2,441,449

11.  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD AND JOINTLY-CONTROLLED COMPANIES

11.1 Equity method accounted investment in associates

a)       The following table details the Group’s principal investments accounted for using the equity method and their movements during 2009 and 2008:

Movements in investments in associates	Country of origin	Functional Currency	Ownership interest	Balance as of 12/31/08	Additions	Share of profit (loss)	Dividends declared	Foreign Currency Translation	Other comprehensive income Increase (Decrease)	Balance as of 12/31/2009

Electrogas S.A.(1)	Chile	US Dollar	0.0213%	4,275	—	1,632	(1,291)	(841)	—	3,775
Inversiones Electrogas	Chile	Chilean Peso	42.5000%	9,065,667	—	2,871,709	(3,202,586)	(915,853)	—	7,818,937
Endesa Brasil S.A.	Brazil	Brazilian Real	40.4485%	497,656,990	—	96,139,414	(74,292,028)	33,574,679	(1,174,592)	551,904,463
GNL Quintero S.A.	Chile	US Dollar	20.0000%	24,126,683	—	(825,889)	—	(4,508,852)	(8,664,477)	10,127,465
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.0000%	4,592,900	—	186,494	—	(1,481,614)	—	3,297,780
Distrilec	Argentina	Argentinean Peso	0.8900%	1,256,515	—	84,476	(33,669)	(362,451)	—	944,871

			Totals	536,703,030	—	98,457,836	(77,529,574)	26,305,068	(9,839,069)	574,097,291

Movements in investments in associates	Country of origin	Functional Currency	Ownership interest	Balance as of 1/1/08	Additions	Share of Profit (Loss)	Dividends declared	Foreign Currency Translation	Other comprehensive income Increase (Decrease)	Balance as of 12/31/2008

Electrogas S.A.(1)	Chile	US Dollar	0.0213%	3,406	—	1,620	(1,022)	271	—	4,275
Inversiones Electrogas	Chile	Chilean Peso	42.5000%	7,335,639	—	3,184,266	(1,263,179)	(191,059)	—	9,065,667
Endesa Brasil S.A.	Brazil	Brazilian Real	40.4485%	467,658,560	—	78,733,060	(29,213,215)	(15,086,214)	(4,435,201)	497,656,990
GNL Quintero S.A.	Chile	US Dollar	20.0000%	1,590,042	17,778,818	(618,726)	—	404,940	4,971,609	24,126,683
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.0000%	3,488,806	—	692,884	—	411,210	—	4,592,900
Distrilec	Argentina	Argentinean Peso	0.8900%	942,687	—	138,486	—	175,342	—	1,256,515

			Totals	481,019,140	17,778,818	82,131,590	(30,477,416)	(14,285,510)	536,408	536,703,030

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

• Significant influence investments.

The following tables detail financial information as of December 31, 2009 and December 31, 2008 from the financial statements of the companies in which Endesa Chile exercises significant influence:

	December 31, 2009
Significant influence	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
investments	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	168,678	54,486,842	—	(47,327,120)	19,339,396	(18,924,965)	414,431
Inversiones Electrogas S.A.	42.50%	18,471,729	—	—	(74,230)	6,940,967	(184,004)	6,756,963
Endesa Brasil	40.45%	2,406,346,709	893,078,804	(1,141,081,701)	(577,155,133)	1,711,404,371	(1,269,421,973)	441,982,398
Distrilec	0.89%	106,162,474	1,318,727	—	(1,315,925)	9,520,678	(28,947)	9,491,731
GNL Quintero S.A.	20.00%	562,965,213	28,098,229	(334,839,224)	(205,586,895)	12,893,075	(17,022,519)	(4,129,444)
Electrogas S.A. (1)	0.02%	5,606,476	41,393,766	(8,210,466)	(21,027,132)	13,510,320	(5,830,170)	7,680,150

	December 31, 2008
Significant influence	Ownership interest	Long-term assets	Current assets	Long-term liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
investments	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	548,162	46,807,941	—	(37,149,659)	5,108,385	(3,568,643)	1,539,742
Inversiones Electrogas S.A.	42.50%	21,393,734	—	—	(62,753)	7,618,787	(126,396)	7,492,391
Endesa Brasil	40.45%	2,187,028,374	841,131,699	(1,051,650,796)	(569,657,502)	1,618,797,054	(1,424,146,899)	194,650,155
Distrilec	0.89%	141,241,547	2,212	—	(62,299)	15,560,224	—	15,560,224
GNL Quintero S.A.	20.00%	586,921,507	48,609,505	(489,922,026)	(24,975,571)	—	(3,093,630)	(3,093,630)
Electrogas S.A. (1)	0.02%	47,753,926	4,189,072	(25,977,552)	(5,847,799)	14,006,127	(6,382,598)	7,623,529

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

d)       Restrictions on the disposal of associates funds

Endesa Brasil has to comply with some financial covenants which require maintaining a minimum level of equity that restrict the ability to transfer assets.  The Company’s share of restricted net assets at December 31, 2009 pertaining to Endesa Brasil amounts to ThCh$ 194,026,123.  It is important to consider that this restriction has never prevented Endesa Brasil from paying a dividend.

11.2 Jointly-controlled companies

The following tables detail financial information as of December 31, 2009 and December 31, 2008 from the financial statements of the jointly-controlled companies in which Endesa Chile participates that have been used in the consolidation process:

	December 31, 2009
	Ownership interest	Non- Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	86,908,393	8,111,503	—	(37,110,402)	—	(5,994,070)	(5,994,070)
Transquillota Ltda.	50.00%	10,198,482	1,288,870	(876,728)	(1,480,132)	2,327,365	(1,207,963)	1,119,402
GasAtacama S.A.	50.00%	316,349,774	114,435,232	(42,467,600)	(187,877,000)	343,304,368	(319,108,438)	24,195,930

	December 31, 2008
	Ownership interest	Non- Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenue	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	61,671,245	8,981,534	(165,087)	(6,584,072)	—	(2,860,539)	(2,860,539)
Transquillota Ltda.	50.00%	11,158,610	2,195,498	(1,076,759)	(4,267,259)	1,391,918	(654,610)	737,308
GasAtacama S.A.	50.00%	397,241,564	140,024,772	(233,117,138)	(83,824,330)	553,663,581	(540,477,046)	13,186,535

12.    INTANGIBLE ASSETS

12.1 Intangible Assets

The following tables detail the balances within this account as of December 31, 2009 and December 31, 2008:

	12-31-2009	12-31-2008
Intangible Assets, Net	ThCh$	ThCh$

Intangible Assets, Net	148,183,957	76,954,412
Goodwill	105,545,382	38,588,410
Identifiable Intangible Assets, Net	42,638,575	38,366,002
Development costs	12,330	17,123
Easements	2,695,227	1,420,607
Water Rights	12,240,545	10,452,421
Concessions	16,641,396	18,751,630
Patents, Registered Trademarks and other Rights	6,837,850	5,310,438
Computer Software	3,549,640	1,546,953
Other Identifiable Intangible Assets	661,587	866,830

	12-31-2009	12-31-2008
Intangible Assets, Gross	ThCh$	ThCh$

Intangible Assets, Gross	186,419,729	114,143,569
Goodwill	105,545,382	38,588,410
Identifiable Intangible Assets, Gross	80,874,347	75,555,159
Development Costs	25,522	32,031
Easements	3,256,459	1,991,434
Water Rights	15,180,923	13,444,132
Concessions	39,246,752	39,246,752
Patents, Registered Trademarks and other Rights	8,535,504	6,803,664
Computer Software	11,204,003	10,415,650
Other Identifiable Intangible Assets	3,425,184	3,621,496

	12-31-2009	12-31-2008
Accumulated Amortization and Impairment	ThCh$	ThCh$

Total Accumulated Amortization and Impairment	(38,235,772)	(37,189,157)
Development Costs	(13,192)	(14,908)
Easements	(561,232)	(570,827)
Water Rights	(2,940,378)	(2,991,711)
Concessions	(22,605,356)	(20,495,122)
Patents, Registered Trademarks and other Rights	(1,697,654)	(1,493,226)
Computer Software	(7,654,363)	(8,868,697)
Other Identifiable Intangible Assets	(2,763,597)	(2,754,666)

Intangible assets have experienced the following movements during the 2009 and 2008 periods:

2009

	Development costs, net	Easements, net	Water rights, net	Concessions, net	Patents, Registered Trademarks and other Rights, net	Computer software, net	Other Identifiable Intangible Assets, net	Intangible Assets, net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning Balance as of 01/01/2009	17,123	1,420,607	10,452,421	18,751,630	5,310,438	1,546,953	866,830	38,366,002
Movements in identifiable intangible assets
Additions	—	922,067	3,647,682	—	411,575	104,405	125,972	1,564,019
Retirements, sales, disposition	—	—	—	—	(17,512)	—	—	(17,512)
Amortization	(1,333)	(557)	(346,002)	(2,110,244)	(226,916)	(448,816)	(235,467)	(3,369,335)
Exchange differences increase (decrease)	(3,461)	(96)	(1,513,556)	—	(907,664)	(13,909)	(66,084)	(2,504,770)
Other increases (decreases)	1	353,206	—	10	2,267,929	2,361,007	(29,664)	8,600,171
Total movements in identifiable intangible assets	(4,793)	1,274,620	1,788,124	(2,110,234)	1,527,412	2,002,687	(205,243)	4,272,573

Ending Balance Identifiable Intangible Assets as of 12/31/2009	12,330	2,695,227	12,240,545	16,641,396	6,837,850	3,549,640	661,587	42,638,575

Ending Balance Goodwill (Note 12.2)								105,545,382

Ending Balance Identifiable Intangible Assets as of 12/31/2009								148,183,957

2008

	Development costs	Easements	Water rights	Concessions	Patents, Registered Trademarks and other Rights	Computer software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in intangible assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning Balance as of 01/01/2008	14,656	922,188	10,482,238	18,753,180	5,395,130	4,661,120	696,195	40,924,707
Movements
Additions	—	—	1,360,102	—	480,782	473,010	80,000	2,393,894
Amortization	(1,649)	—	(699,006)	(2,779,564)	(259,476)	(223,513)	(10,132)	(3,973,340)
Exchange differences increase (decrease)	819	—	—	—	6,895	61,912	3,724	73,350
Other increases (decreases)	3,297	498,419	(690,913)	2,778,014	(312,893)	(3,425,576)	97,043	(1,052,609)
Total movements	2,467	498,419	(29,817)	18,751,630	(84,692)	(3,114,167)	169,085	(2,558,705)

Ending Balance identifiable intangible assets as of 12/31/2008	17,123	1,420,607	10,452,421	18,751,630	5,310,438	1,546,953	866,830	38,366,002

Ending Balance Goodwill (Note 12.2)								38,588,410

Ending Balance Identifiable Intangible Assets as of 12/31/2008								76,954,412

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

12.2 Goodwill

The following table details goodwill that has been allocated to the diverse Cash Generating Units or groups of Cash Generating Units and its movements during 2009 and 2008:

	Beginning Balance 01/01/2009	Additions	Foreign Currency Translation	Final Balance 12/31/2009
Company	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A.	3,139,337	—	—	3,139,337
Endesa Costanera S.A.	4,556,780	—	(1,266,688)	3,290,092
Southern Cone Power Argentina S.A.	3,779,030	—	(1,045,539)	2,733,491
Hidroeléctrica El Chocón S.A.	19,586,941	—	(5,410,532)	14,176,409
San Isidro S.A.	1,516,768	—	—	1,516,768
Edegel S.A. (1)	553,603	81,370,212	(6,003,555)	75,920,260
Emgesa S.A.E.S.P.	5,437,195	—	(681,862)	4,755,333
GasAtacama S.A.	18,756	—	(5,064)	13,692

Total	38,588,410	81,370,212	(14,413,240)	105,545,382

	Beginning Balance 01/01/2008	Additions	Foreign Currency Translation	Final Balance 12/31/2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A.	3,139,337	—	—	3,139,337
Endesa Costanera S.A.	3,684,244	—	872,536	4,556,780
Southern Cone Power Argentina S.A.	3,232,176	—	546,854	3,779,030
Hidroeléctrica El Chocón S.A.	16,492,236	—	3,094,705	19,586,941
San Isidro S.A.	1,516,768	—	—	1,516,768
Edegel S.A.	453,128	—	100,475	553,603
Emgesa S.A.E.S.P.	4,727,060	—	710,135	5,437,195
GasAtacama S.A.	17,155	—	1,601	18,756

Total	33,262,104	—	5,326,306	38,588,410

Based on estimates and projections available to Endesa Chile’s Management, projections of cash flows attributable to Cash Generating Units or groups of Cash Generating Units to which goodwill has been allocated permit their value to be recovered. (See Note 3 c).

(1)   The addition in Edegel originated from an acquisition which took place in October 2009, as further described in note 22.7. Previously, Edegel has been already been consolidated.

13.    PROPERTY, PLANT AND EQUIPMENT

a)       This account is detailed as follows:

	12-31-2009	12-31-2008
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$

Property, Plant and Equipment, Net	4,326,989,360	4,540,894,618
Construction in Progress	536,448,556	462,213,152
Land	60,524,427	56,987,967
Buildings	469,701,385	557,198,261
Plant and Equipment	3,204,840,870	3,397,049,290
IT Equipment	2,644,074	3,606,127
Fixtures and Fittings	6,763,919	7,853,672
Motor Vehicles	813,545	1,212,948
Other Property, Plant and Equipment	45,252,584	54,773,201

	12-31-2009	12-31-2008
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$

Property, Plant and Equipment, Gross	7,180,903,160	7,369,485,476
Construction in Progress	536,448,556	462,213,152
Land	60,524,427	56,987,967
Buildings	636,044,699	740,938,679
Plant and Equipment	5,856,864,944	6,005,459,847
IT Equipment	12,121,154	13,250,504
Fixtures and Fittings	18,887,548	20,976,543
Motor Vehicles	3,370,794	4,015,203
Other Property, Plant and Equipment	56,641,038	65,643,581

Classes of Accumulated Depreciation and Impairment, Property, Plant and	12-31-2009	12-31-2008
Equipment	ThCh$	ThCh$

Total Accumulated Depreciation and Impairment, Property, Plant and Equipment	(2,853,913,800)	(2,828,590,858)
Buildings	(166,343,314)	(183,740,418)
Plant and Equipment	(2,652,024,074)	(2,608,410,557)
IT Equipment	(9,477,080)	(9,644,377)
Fixtures and Fittings	(12,123,629)	(13,122,871)
Motor Vehicles	(2,557,249)	(2,802,255)
Other Property, Plant and Equipment	(11,388,454)	(10,870,380)

b)       Property, Plant and Equipment during 2009 and 2008 is detailed as follows:

Movement 2009		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Beginning balance as of January 1, 2009		462,213,152	56,987,967	557,198,261	3,397,049,290	3,606,127	7,853,672	1,212,948	54,773,201	4,540,894,618
Movements	Additions	372,901,552	113,678	—	4,456,668	471,729	453,928	140,131	10,018,271	388,555,957
	Retirements		(4,639)	—	—	(9,967)	—	(54,916)	—	(69,522)
	Depreciation expense	—	—	(14,471,283)	(174,260,775)	(1,166,463)	(871,015)	(328,701)	(1,674,503)	(192,772,740)
	Impairment losses recorded on earnings	—	—	—	(43,999,600)	—	—	—	—	(43,999,600)
	Foreign currency translation	(8,328,806)	(3,731,792)	(82,185,495)	(261,704,168)	(281,061)	(760,511)	(137,722)	(6,969,535)	(364,099,090)
	Other increases (decreases)	(290,337,342)	7,159,213	9,159,902	283,299,455	23,709	87,845	(18,195)	(10,894,850)	(1,520,263)
	Total movements	74,235,404	3,536,460	(87,496,876)	(192,208,420)	(962,053)	(1,089,753)	(399,403)	(9,520,617)	(213,905,258)
Ending balance as of December 31, 2009		536,448,556	60,524,427	469,701,385	3,204,840,870	2,644,074	6,763,919	813,545	45,252,584	4,326,989,360

Movement 2008		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Beginning Balance as of January 1, 2008		274,941,230	52,164,508	477,371,309	3,187,281,527	3,636,033	12,964,017	1,191,607	48,974,093	4,058,524,324
Movements	Additions	286,791,216	696,487	357,008	41,916,856	446,865	4,790,143	146,428	9,530,142	344,675,145
	Disposals	(5,521,137)	—	—	(128,144)	—	—	(9,153)	(12,349)	(5,670,783)
	Retirements	—	(25,839)	—	(462,827)	(10,970)	(72,298)	(124,671)	—	(696,605)
	Depreciation expense	—		(13,425,174)	(165,156,698)	(1,636,317)	(677,560)	(362,388)	(1,373,098)	(182,631,235)
	Foreign currency translation	13,490,691	3,385,722	92,745,934	279,845,504	909,146	751,092	312,385	9,142,866	400,583,340
	Other increases (decreases)	(107,488,848)	767,089	149,184	53,753,072	261,370	(9,901,722)	58,740	(11,488,453)	(73,889,568)
	Total movements	187,271,922	4,823,459	79,826,952	209,767,763	(29,906)	(5,110,345)	21,341	5,799,108	482,370,294
Ending balance as of December 31, 2008		462,213,152	56,987,967	557,198,261	3,397,049,290	3,606,127	7,853,672	1,212,948	54,773,201	4,540,894,618

c)       Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Chile, the construction of the Bocamina II Coal-fired Thermoelectric Power Plant with capacity of 370 MW stands out among other projects. The project Central Térmica Quintero, consisting primarily of an open-cycle plant will operate similarly as GNL with a diesel fuel plant with capacity of 257 MW. Such project has been finalized and put into operation in September 2009. The Canela II Wind Park Expansion project with 40 wind generators with 60 MW capacity, has been finalized and put in operation in December 2009, reinforcing Endesa Chile’s commitment to the environment by developing non-conventional renewable energies (NCREs).

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

2.     As of December 31, 2009 and December 31, 2008, the Group’s fixed assets pledged to guarantee liabilities amounts to ThCh$ 261,444,289 and ThCh$ 163,505,942, respectively (See Note 30).

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

14.    DEFERRED TAX

a)             The origin of the deferred taxes recorded as of December 31, 2009 and December 31, 2008, are detailed as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
	12-31-2009	12-31-2008	12-31-2009	12-31-2008
Temporary Difference	ThCh$	ThCh$	ThCh$	ThCh$

Deferred Taxes Relating to Depreciation	55,005,317	69,160,071	314,023,981	376,579,224
Deferred Taxes Relating to Amortization	—	—	6,873,797	7,659,391
Deferred Taxes Relating to Accruals	595,379	673,766	15,800,898	15,176,010
Deferred Taxes Relating to Provisions	13,842,035	16,389,177	63,521	—
Deferred Taxes Relating to Post-employment benefit obligations	32,238	—	805,392	984,434
Deferred Taxes Relating to Revaluations of Financial Instruments	116,452	393,823	293,219	—
Deferred Taxes Relating to Tax Losses	14,874,363	17,929,546	—	—
Deferred Taxes Relating to Others	10,458,342	5,780,001	10,015,811	(1,024,674)

Total	94,924,126	110,326,384	347,876,619	399,374,385

b)             The following table details the movements of “Deferred tax” accounts within the consolidated statement of financial position during 2009 and 2008:

	Assets	Liabilities
Deferred tax movements	ThCh$	ThCh$
Balance as of January 1, 2008	96,612,703	360,951,167
Increase (decrease) in profit or loss	7,897,819	12,501,699
Increase (decrease) in equity	710,637	(9)
Foreign currency translation	5,105,225	25,921,528
Balance as of December 31, 2008	110,326,384	399,374,385
Increase (decrease) in earnings	(672,698)	(22,160,048)
Increase (decrease) in equity	(2,219,677)	133,193
Foreign currency translation	(12,509,883)	(29,470,911)
Balance as of December 31, 2009	94,924,126	347,876,619

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

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified. Nevertheless, Endesa Chile’s Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies’ future results.

The effect of deferred taxes of components of other comprehensive income for the years 2009 and 2008 are as follows:

	12-31-2009			12-31-2008
Deferred tax effects of components of other	Amounts before tax	Income tax expense (benefit)	Amounts after tax	Amounts before tax	Income tax expense (benefit)	Amounts after tax
comprehensive income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial assets	55,354	(9,563)	45,791	(55)	9	(46)
Cash flow hedge	226,196,062	(39,140,071)	187,055,991	(331,840,685)	58,245,740	(273,594,945)
Foreign currency translation	(251,677,776)	—	(251,677,776)	168,702,437	—	168,702,437
Share of other comprehensive income of associates	14,045,893	2,403,087	16,448,980	(13,749,102)	—	(13,749,102)
Actuarial income on defined benefit pension plans	(1,143,392)	152,058	(991,334)	(1,884,234)	218,879	(1,665,355)

Total	(12,523,859)	(36,594,489)	(49,118,348)	(178,771,639)	58,464,628	(120,307,011)

15.    INTEREST-BEARING LOANS

a)             The short and long-term detail of this account as of December 31, 2009, December 31, 2008 and January 1, 2008, is as follows:

	12-31-2009		12-31-2008		01-01-2008
Classes of Interest-Bearing	Current	Non-current	Current	Non-current	Current	Non-current
Loans	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	345,355,943	1,791,980,967	740,117,554	2,134,544,298	419,296,249	1,688,324,335
Bank loans	222,518,093	366,393,195	135,341,263	648,566,107	137,165,649	274,764,168
Unsecured debentures	72,450,230	1,239,971,152	560,869,203	1,287,238,135	250,663,027	1,281,827,932
Secured debentures	11,023,415	28,559,670	—	—	—	—
Finance leases	9,631,931	83,338,834	7,391,775	104,345,237	7,094,714	56,781,674
Other loans	29,732,274	73,718,116	36,515,313	94,394,819	24,372,859	74,950,561

Total	345,355,943	1,791,980,967	740,117,554	2,134,544,298	419,296,249	1,688,324,335

b)       The following table details bank loans by currency and by maturity as of December 31, 2009, December 31, 2008 and January 1, 2008:

•          Summary of bank loans per currency and maturity

					Current					Non-current
					Maturity				Total	Maturity
Country		Type of	Nominal		Undetermined	Up to one Month	One to Three Months	Three to Twelve Months	Current as of 12/31/2009	One to Five Years	Five Years or More	Total Non- Current as of 12/31/2009
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	2.22%	Unsecured	—	—	370,984	163,384,485	163,755,469	104,732,133	104,514,183	209,246,316
Peru	US$	Quarterly	5.12%	Unsecured	—	—	11,446,321	6,188,337	17,634,658	13,297,208	11,561,913	24,859,121
Peru	Soles	Quarterly	4.37%	Unsecured	—	—	87,177	—	87,177	19,540,273	—	19,540,273
Argentina	US$	Biannual	8.70%	Unsecured	—	—	8,324,583	13,621,109	21,945,692	36,113,536	—	36,113,536
Argentina	Ar$	Biannual	11.52%	Unsecured	—	—	3,963,387	5,538,868	9,502,255	972,164	—	972,164
Colombia	CPs	Biannual	12.93%	Unsecured	—	—	—	9,592,842	9,592,842	—	75,661,785	75,661,785

				Total	—	—	24,192,452	198,325,641	222,518,093	174,655,314	191,737,881	366,393,195

					Current					Non-Current
					Maturity					Maturity
Country		Type of	Nominal		Undetermined	Up to one Month	One to Three Months	Three to Twelve Months	Total Current as of 12/31/2008	One to Five Years	Five Years or More	Total Non- Current as of 12/31/2008
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	2.56%	Unsecured	—	—	1,133,150	4,671,629	5,804,779	344,742,110	113,584,688	458,326,798
Peru	US$	Quarterly	5.79%	Unsecured	—	—	3,184,277	38,431,273	41,615,550	—	42,424,463	42,424,463
Peru	Soles	Quarterly	6.60%	Unsecured	—	—	—	78,814	78,814	11,958,775	—	11,958,775
Argentina	US$	Biannual	8.73%	Unsecured	—	—	11,027,728	18,935,559	29,963,287	44,946,682	—	44,946,682
Argentina	Ar$	Biannual	11.73%	Unsecured	—	—	1,351,264	13,623,308	14,974,572	2,510,699	1,255,471	3,766,170
Colombia	CPs	Biannual	13.16%	Unsecured	—	—	—	42,904,261	42,904,261	—	87,143,219	87,143,219

				Total	—	—	16,696,419	118,644,844	135,341,263	404,158,266	244,407,841	648,566,107

					Current					Non-Current
					Maturity				Total	Maturity
Country		Type of	Nominal		Undetermined	Up to one Month	One to Three Months	Three to Twelve Months	Current as of 01/01/2008	One to Five Years	Five Years or More	Total Non- Current as of 01/01/2008
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	3.71%	Unsecured	—	—	3,097,022	48,234,904	51,331,926	42,623,343	62,216,275	104,839,618
Peru	US$	Quarterly	4.39%	Unsecured	—	—	—	16,398,362	16,398,362	12,923,615	23,021,791	35,945,406
Peru	Soles	Quarterly	6.34%	Unsecured	—	—	10,038,137	18,077,771	28,115,908	—	—	—
Argentina	US$	Biannual	8.75%	Unsecured	—	—	1,202,664	13,377,027	14,579,691	54,539,572	—	54,539,572
Argentina	Ar$	Biannual	1.75%	Unsecured	—	—	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Colombia	CPs	Biannual	12.11%	Unsecured	—	—	—	24,736,084	24,736,084	—	74,461,992	74,461,992

				Total	—	—	15,420,049	121,745,600	137,165,649	112,575,320	162,188,848	274,764,168

The fair value of current and non-current bank loans amounts to ThCh$ 661,136,716 and ThCh$ 979,765,893 as of December 31, 2009 and December 31, 2008, respectively.

•          Bank loans per lender

					12-31-2009
Name	Name	Type	Nominal	Frequency	Current			Non-current
of Company	of lender	of currency	interest rate	of payment	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non- current
Celta	BANESTO	US$	6.83%	Bi-annual	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	Soles	4.60%	Term	19,996	—	19,996	5,156,948	—	5,156,948
Chinango	BANCO CONTINENTAL	US$	3.21%	Term	1,028,759	—	1,028,759	—	—	—
Chinango	BANCO CONTINENTAL	US$	3.52%	Term	15,962	1,014,199	1,030,161	—	—	—
Chinango	BANCO CONTINENTAL	US$	4.12%	Term	27,890	1,471,230	1,499,120	—	—	—
Chinango	BANCO CONTINENTAL	Soles	3.80%	Term	1,228	—	1,228	1,403,251	—	1,403,251
Edegel	BANCO DE CREDITO	US$	5.70%	Term	5,072,753	—	5,072,753	—	—	—
Edegel	BANCO DE CREDITO	US$	7.19%	Quarterly	3,681,430	—	3,681,430	—	10,690,495	10,690,495
Edegel	BANCO CONTINENTAL	US$	3.97%	Quarterly	1,619,527	—	1,619,527	7,820,494	—	7,820,494
Edegel	BANCO SCOTIABANK	US$	3.08%	Bi-annual	—	3,652,838	3,652,838	5,476,714	—	5,476,714
Edegel	BANCO CONTINENTAL	Soles	4.28%	Term	13,155	—	13,155	2,631,096	—	2,631,096
Edegel	BANCO CONTINENTAL	Soles	4.40%	Term	25,609	—	25,609	5,262,192	—	5,262,192
Edegel	BANCO CONTINENTAL	Soles	4.30%	Term	27,189	—	27,189	5,086,786	—	5,086,786
Edegel	BANCO SCOTIABANK	US$	5.95%	Term	—	—	—	—	—	—
Edegel	BANCO WESTLB	US$	5.50%	Quarterly	—	—	—	—	—	—
Edegel	BANCO CONTINENTAL	Soles	6.60%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	US$	9.59%	Quarterly	—	—	—	—	—	—
Edegel	BANCO CITIBANK	US$	7.12%	Term	—	—	—	—	—	—
Edegel	BANCO CITIBANK	US$	5.00%	Bi-annual	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	US$	6.02%	Term	—	—	—	—	—	—
Edegel	BANCO SCOTIABANK	Soles	6.55%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	—	—	—	—	—	—
Emgesa	Davivienda	CPs	12.93%	Annual	—	992,230	992,230	—	7,826,033	7,826,033
Emgesa	Bancolombia	CPs	12.93%	Annual	—	710,761	710,761	—	5,606,000	5,606,000
Emgesa	Bancolombia	CPs	12.93%	Annual	—	2,340,613	2,340,613	—	18,461,158	18,461,158
Emgesa	BBVA Colombia	CPs	12.93%	Annual	—	2,594,904	2,594,904	—	20,466,830	20,466,830
Emgesa	Banco Santander	CPs	10.38%	Bi-annual	—	2,954,334	2,954,334	—	23,301,764	23,301,764
Emgesa	BBVA Colombia	CPs	15.96%	Bi-annual	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	16.09%	Bi-annual	—	—	—	—	—	—
Emgesa	BANCO DE CREDITO	CPs	14.62%	Bi-annual	—	—	—	—	—	—
Emgesa	CITIBANK	CPs	15.00%	Bi-annual	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	12.13%	Bi-annual	—	—	—	—	—	—
Emgesa	Av Villas	CPs	12.13%	Bi-annual	—	—	—	—	—	—
Emgesa	Banco de Bogotá	CPs	12.13%	Bi-annual	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Santander Río	US$	4.67%	Term	706,604	—	706,604	—	—	—
Endesa Costanera S.A.	Banco Provincia de Buenos Aires	US$	6.00%	Term	685,119	—	685,119	—	—	—
Endesa Costanera S.A.	Banco Galicia	US$	5.44%	Term	385,930	—	385,930	—	—	—
Endesa Costanera S.A.	Banco Ciudad	US$	5.70%	Term	1,034,484	—	1,034,484	—	—	—
Endesa Costanera S.A.	Credit Suisse International	US$	12.26%	Term	2,176,661	—	2,176,661	2,173,458	—	2,173,458
Endesa Costanera S.A.	Citibank	US$	5.00%	Term	—	407,548	407,548	—	—	—
Endesa Costanera S.A.	Banco Nación Argentina	Ar$	12.50%	Term	686,987	2,668,948	3,355,935	—	—	—
Endesa Costanera S.A.	Mediocredito Italiano	Ar$	1.75%	Term	—	1,951,134	1,951,134	972,164	—	972,164
Endesa Costanera S.A.	Banco Santander Río	Ar$	21.75%	Term	306,929	—	306,929	—	—	—
Endesa Costanera S.A.	Banco Comafi	Ar$	15.00%	Term	404,479	—	404,479	—	—	—
Endesa Costanera S.A.	Banco Itau	Ar$	19.47%	Term	1,730,145	918,786	2,648,931	—	—	—
Endesa Costanera S.A.	Citibank	Ar$	13.00%	Term	562,347	—	562,347	—	—	—
Endesa Costanera S.A.	Banco Galicia	Ar$	6.39%	Term	257,554	—	257,554	—	—	—
Endesa Costanera S.A.	Citibank	US$	5.32%	Term	—	1,136,571	1,136,571	—	—	—
Endesa Costanera S.A.	Banco Galicia	US$	6.39%	Term	158,669	—	158,669	—	—	—
Endesa Costanera S.A.	Bladex	US$	5.88%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco itau	US$	11.13%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Ciudad	Ar$	6.70%	Term	—	—	—	—	—	—
Endesa Chile	B.N.P. Paribas	US$	5.96%	Bi-annual	—	901,716	901,716	1,659,304	2,488,955	4,148,259
Endesa Chile	Export Development Corpotation Loan	US$	2.50%	Bi-annual	—	759,503	759,503	1,452,034	1,452,035	2,904,069
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	1.60%	Term	—	15,866,003	15,866,003	—	30,540,510	30,540,510
Endesa Chile	The Bank of Tokyo-Mitsubishi, Ltd.	US$	1.60%	Term	—	12,675,768	12,675,768	17,110,472	16,594,577	33,705,049
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.60%	Term	—	8,241,742	8,241,742	—	25,143,298	25,143,298
Endesa Chile	Banco Santander Central Hispano S.A. N.Y.B.	US$	1.60%	Term	—	10,771,619	10,771,619	17,110,472	16,594,577	33,705,049
Endesa Chile	Citibank NA ,Nassau, Bahamas Branch	US$	1.60%	Term	—	15,840,616	15,840,616	17,110,472	—	17,110,472
Endesa Chile	Ing Bank N.V.	US$	1.60%	Term	—	20,326,059	20,326,059	—	—	—
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	Term	—	12,672,493	12,672,493	—	—	—
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	Term	—	10,560,411	10,560,411	—	—	—
Endesa Chile	ABN AMRO Bank	US$	1.60%	Term	—	5,280,206	5,280,206	—	—	—

					12-31-2008
Name	Name	Type	Nominal	Frequency	Current			Non-current
of Company	of lender	of currency	interest rate	of payment	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non- current
Celta	BANESTO	US$	6.83%	Bi-annual	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	Soles	4.60%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	US$	3.21%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	US$	3.52%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	US$	4.12%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	Soles	3.80%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	US$	5.70%	Term	—	6,368,554	6,368,554	—	—	—
Edegel	BANCO DE CREDITO	US$	7.19%	Quarterly	—	6,368,554	6,368,554	—	—	—
Edegel	BANCO CONTINENTAL	US$	3.97%	Quarterly	—	1,592,747	1,592,747	—	11,855,402	11,855,402
Edegel	BANCO SCOTIABANK	US$	3.08%	Bi-annual	—	4,585,278	4,585,278	—	12,879,026	12,879,026
Edegel	BANCO CONTINENTAL	Soles	4.28%	Term	—	—	—	—	—	—
Edegel	BANCO CONTINENTAL	Soles	4.40%	Term	—	—	—	—	—	—
Edegel	BANCO CONTINENTAL	Soles	4.30%	Term	—	—	—	—	—	—
Edegel	BANCO SCOTIABANK	US$	5.95%	Term	—	2,547,422	2,547,422	—	—	—
Edegel	BANCO WESTLB	US$	5.50%	Quarterly	—	10,600,164	10,600,164	—	—	—
Edegel	BANCO CONTINENTAL	Soles	6.60%	Term	—	78,814	78,814	11,958,775	—	11,958,775
Edegel	BANCO DE CREDITO	US$	9.59%	Quarterly	—	—	—	—	10,923,224	10,923,224
Edegel	BANCO CITIBANK	US$	7.12%	Term	3,184,277	—	3,184,277	—	—	—
Edegel	BANCO CITIBANK	US$	5.00%	Bi-annual	—	6,368,554	6,368,554	—	—	—
Edegel	BANCO DE CREDITO	US$	6.02%	Term	—	—	—	—	—	—
Edegel	BANCO SCOTIABANK	Soles	6.55%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	—	—	—	—	—	—
Emgesa	Davivienda	CPs	12.93%	Annual	—	1,088,007	1,088,007	—	8,949,497	8,949,497
Emgesa	Bancolombia	CPs	12.93%	Annual	—	779,369	779,369	—	6,410,845	6,410,845
Emgesa	Bancolombia	CPs	12.93%	Annual	—	2,566,545	2,566,545	—	14,344,532	14,344,532
Emgesa	BBVA Colombia	CPs	12.93%	Annual	—	335,358	335,358	—	16,638,128	16,638,128
Emgesa	Banco Santander	CPs	10.38%	Bi-annual	—	257,586	257,586	—	—	—
Emgesa	BBVA Colombia	CPs	15.96%	Bi-annual	—	14,650,645	14,650,645	—	—	—
Emgesa	Banco Santander	CPs	16.09%	Bi-annual	—	11,722,599	11,722,599	—	—	—
Emgesa	BANCO DE CREDITO	CPs	14.62%	Bi-annual	—	2,855,358	2,855,358	—	—	—
Emgesa	CITIBANK	CPs	15.00%	Bi-annual	—	8,569,590	8,569,590	—	—	—
Emgesa	Banco Santander	CPs	12.13%	Bi-annual	—	79,204	79,204	—	26,646,764	26,646,764
Emgesa	Av Villas	CPs	12.13%	Bi-annual	—	—	—	—	—	—
Emgesa	Banco de Bogotá	CPs	12.13%	Bi-annual	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Santander Río	US$	4.67%	Term	—	404,811	404,811	849,749	—	849,749
Endesa Costanera S.A.	Banco Provincia de Buenos Aires	US$	6.00%	Term	—	1,046,049	1,046,049	—	—	—
Endesa Costanera S.A.	Banco Galicia	US$	5.44%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Ciudad	US$	5.70%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Credit Suisse International	US$	12.26%	Term	2,734,159	8,187,052	10,921,211	2,727,679	—	2,727,679
Endesa Costanera S.A.	Citibank	US$	5.00%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Nación Argentina	Ar$	12.50%	Term	—	4,617,885	4,617,885	—	—	—
Endesa Costanera S.A.	Mediocredito Italiano	Ar$	1.75%	Term	1,267,768	1,255,391	2,523,159	2,510,699	1,255,471	3,766,170
Endesa Costanera S.A.	Banco Santander Río	Ar$	21.75%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Comafi	Ar$	15.00%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Itau	Ar$	19.47%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Citibank	Ar$	13.00%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Galicia	Ar$	6.39%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Citibank	US$	5.32%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Galicia	US$	6.39%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Bladex	US$	5.88%	Term	722,371	573,624	1,295,995	—	—	—
Endesa Costanera S.A.	Banco itau	US$	11.13%	Term	—	1,298,740	1,298,740	—	—	—
Endesa Costanera S.A.	Banco Ciudad	Ar$	6.70%	Term	—	1,120,666	1,120,666	—	—	—
Endesa Chile	B.N.P. Paribas	US$	5.96%	Bi-annual	—	3,270,303	3,270,303	2,082,556	4,165,111	6,247,667
Endesa Chile	Export Development Corpotation Loan	US$	2.50%	Bi-annual	—	1,016,983	1,016,983	1,822,416	2,733,624	4,556,040
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	1.60%	Term	—	—	—	19,855,862	37,226,224	57,082,086
Endesa Chile	The Bank of Tokyo-Mitsubishi, Ltd.	US$	1.60%	Term	—	12,508	12,508	37,356,336	20,821,447	58,177,783
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.60%	Term	—	—	—	10,325,048	31,547,647	41,872,695
Endesa Chile	Banco Santander Central Hispano S.A. N.Y.B.	US$	1.60%	Term	—	—	—	34,973,632	20,821,447	55,795,079
Endesa Chile	Citibank NA ,Nassau, Bahamas Branch	US$	1.60%	Term	—	—	—	41,327,508	—	41,327,508
Endesa Chile	Ing Bank N.V.	US$	1.60%	Term	—	—	—	25,415,503	—	25,415,503
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	Term	—	—	—	15,884,689	—	15,884,689
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	Term	—	—	—	13,237,241	—	13,237,241
Endesa Chile	ABN AMRO Bank	US$	1.60%	Term	—	—	—	6,618,621	—	6,618,621

					01-01-2008
Name	Name	Type	Nominal	Frequency	Current			Non-current
of Company	of lender	of currency	interest rate	of payment	Less than 90 days	More than 90 days	Total current	1 to 5 years	More than 10 years	Total non- current
Celta	BANESTO	US$	6.83%	Bi-annual	2,047,648	—	2,047,648	—	—	—
Chinango	BANCO CONTINENTAL	Soles	4.60%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	US$	3.21%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	US$	3.52%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	US$	4.12%	Term	—	—	—	—	—	—
Chinango	BANCO CONTINENTAL	Soles	3.80%	Term	—	—	—	—	—	—
Edegel	BANCO DE CREDITO	US$	5.70%	Term	—	1,491,167	1,491,167	—	—	—
Edegel	BANCO DE CREDITO	US$	7.19%	Quarterly	—	1,988,223	1,988,223	—	—	—
Edegel	BANCO CONTINENTAL	US$	3.97%	Quarterly	—	1,486,689	1,486,689	—	10,496,053	10,496,053
Edegel	BANCO SCOTIABANK	US$	3.08%	Bi-annual	—	3,628,490	3,628,490	—	6,950,717	6,950,717
Edegel	BANCO CONTINENTAL	Soles	4.28%	Term	—	—	—	—	—	—
Edegel	BANCO CONTINENTAL	Soles	4.40%	Term	—	—	—	—	—	—
Edegel	BANCO CONTINENTAL	Soles	4.30%	Term	—	—	—	—	—	—
Edegel	BANCO SCOTIABANK	US$	5.95%	Term	—	1,988,223	1,988,223	—	—	—
Edegel	BANCO WESTLB	US$	5.50%	Quarterly	—	—	—	7,953,058	—	7,953,058
Edegel	BANCO CONTINENTAL	Soles	6.60%	Term	—	9,785,216	9,785,216	—	—	—
Edegel	BANCO DE CREDITO	US$	9.59%	Quarterly	—	—	—	—	—	—
Edegel	BANCO CITIBANK	US$	7.12%	Term	—	—	—	—	—	—
Edegel	BANCO CITIBANK	US$	5.00%	Bi-annual	—	4,970,557	4,970,557	4,970,557	—	4,970,557
Edegel	BANCO DE CREDITO	US$	6.02%	Term	—	845,013	845,013	—	—	—
Edegel	BANCO SCOTIABANK	Soles	6.55%	Term	—	8,292,555	8,292,555	—	—	—
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	4,378,469	—	4,378,469	—	—	—
Edegel	BANCO DE CREDITO	Soles	5.90%	Term	5,659,668	—	5,659,668	—	—	—
Emgesa	Davivienda	CPs	12.93%	Annual	—	938,051	938,051	—	7,780,630	7,780,630
Emgesa	Bancolombia	CPs	12.93%	Annual	—	671,951	671,951	—	5,573,476	5,573,476
Emgesa	Bancolombia	CPs	12.93%	Annual	—	2,212,808	2,212,808	—	12,779,034	12,779,034
Emgesa	BBVA Colombia	CPs	12.93%	Annual	—	2,453,214	2,453,214	—	14,773,070	14,773,070
Emgesa	Banco Santander	CPs	10.38%	Bi-annual	—	1,320,603	1,320,603	—	—	—
Emgesa	BBVA Colombia	CPs	15.96%	Bi-annual	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	16.09%	Bi-annual	—	—	—	—	—	—
Emgesa	BANCO DE CREDITO	CPs	14.62%	Bi-annual	—	—	—	—	—	—
Emgesa	CITIBANK	CPs	15.00%	Bi-annual	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	12.13%	Bi-annual	—	2,793,017	2,793,017	—	23,166,578	23,166,578
Emgesa	Av Villas	CPs	12.13%	Bi-annual	—	9,892,754	9,892,754	—	—	—
Emgesa	Banco de Bogotá	CPs	12.13%	Bi-annual	—	4,453,686	4,453,686	—	—	—
Endesa Costanera S.A.	Banco Santander Río	US$	4.67%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Provincia de Buenos Aires	US$	6.00%	Term	1,026,904	—	1,026,904	—	—	—
Endesa Costanera S.A.	Banco Galicia	US$	5.44%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Ciudad	US$	5.70%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Credit Suisse International	US$	12.26%	Term	—	4,278,999	4,278,999	10,647,556	—	10,647,556
Endesa Costanera S.A.	Citibank	US$	5.00%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Nación Argentina	Ar$	12.50%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Mediocredito Italiano	Ar$	1.75%	Term	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Endesa Costanera S.A.	Banco Santander Río	Ar$	21.75%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Comafi	Ar$	15.00%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Itau	Ar$	19.47%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Citibank	Ar$	13.00%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Galicia	Ar$	6.39%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Citibank	US$	5.32%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Banco Galicia	US$	6.39%	Term	—	—	—	—	—	—
Endesa Costanera S.A.	Bladex	US$	5.88%	Term	—	885,686	885,686	—	—	—
Endesa Costanera S.A.	Banco itau	US$	11.13%	Term	—	2,415,322	2,415,322	—	—	—
Endesa Costanera S.A.	Banco Ciudad	Ar$	6.70%	Term	—	—	—	—	—	—
Endesa Chile	B.N.P. Paribas	US$	5.96%	Bi-annual	—	3,229,981	3,229,981	3,261,481	4,064,740	7,326,221
Endesa Chile	Export Development Corpotation Loan	US$	2.50%	Bi-annual	—	859,804	859,804	1,422,798	2,845,597	4,268,395
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	1.60%	Term	—	—	—	—	—	—
Endesa Chile	The Bank of Tokyo-Mitsubishi, Ltd.	US$	1.60%	Term	—	27,903	27,903	4,180,739	10,973,496	15,154,235
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.60%	Term	—	—	—	—	—	—
Endesa Chile	Banco Santander Central Hispano S.A. N.Y.B.	US$	1.60%	Term	—	—	—	3,553,628	10,973,496	14,527,124
Endesa Chile	Citibank NA ,Nassau, Bahamas Branch	US$	1.60%	Term	—	—	—	5,225,923	10,973,496	16,199,419
Endesa Chile	Ing Bank N.V.	US$	1.60%	Term	—	—	—	6,689,182	—	6,689,182
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	Term	—	—	—	4,180,739	—	4,180,739
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	Term	—	—	—	3,483,949	—	3,483,949
Endesa Chile	ABN AMRO Bank	US$	1.60%	Term	—	—	—	1,741,975	—	1,741,975

Endesa Chile	Instituto de Credito Oficial	US$	1.60%	Term	—	5,280,206	5,280,206	10,139,539	—	10,139,539
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	Term	—	4,224,164	4,224,164	—	—	—
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	Term	—	—	—	5,069,769	—	5,069,769
Endesa Chile	Export Development Corpotation Loan	US$	1.60%	Term	—	—	—	12,674,424	—	12,674,424
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	Term	—	—	—	10,139,539	—	10,139,539
Endesa Chile	Banco Español de crédito S.A. N.Y.B.	US$	1.60%	Term	—	—	—	5,069,769	12,571,649	17,641,418
Endesa Chile	Banco Estado	US$	1.60%	Term	—	—	—	6,970,933	—	6,970,933
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	Term	—	5,068,997	5,068,997	—	—	—
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	2.28%	Quarterly	—	—	—	—	—	—
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.77%	Quarterly	—	—	—	—	—	—
Hidroeléctrica El Chocón S.A.	Deutsche Bank	US$	3.80%	Term	1,508,290	4,437,126	5,945,416	10,564,564	—	10,564,564
Hidroeléctrica El Chocón S.A.	Standard Bank	US$	3.80%	Term	1,508,290	4,437,126	5,945,416	10,564,564	—	10,564,564
Hidroeléctrica El Chocón S.A.	Sindicado	US$	18.67%	Term	160,537	3,202,738	3,363,275	12,810,950	—	12,810,950
Hidroeléctrica El Chocón S.A.	Ciudad	Ar$	21.50%	Term	14,946	—	14,946	—	—	—
Hidroeléctrica El Chocón S.A.	Santander Rio	Ar$	17.44%	Bi-annual	—	—	—	—	—	—
Inversiones GasAtacama Holding Ltda.	PNC BANK	US$	3.09%	Bi-annual	—	—	—	225,406	—	225,406
Inversiones GasAtacama Holding Ltda.	SC GROUP	US$	7.50%	Annual	—	34,965,052	34,965,052	—	—	—
Pangue	Export Development Corporation	US$	1.63%	Bi-annual	370,984	—	370,984	—	—	—
Pangue	Export Development Corporation	US$	3.75%	Bi-annual	—	—	—	—	—	—
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Bi-annual	—	—	—	—	—	—

							222,518,093			366,393,195

Endesa Chile	Instituto de Credito Oficial	US$	1.60%	Term	—	—	—	19,342,560	—	19,342,560
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	Term	—	—	—	5,294,896	—	5,294,896
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	Term	—	—	—	6,361,969	—	6,361,969
Endesa Chile	Export Development Corpotation Loan	US$	1.60%	Term	—	—	—	15,904,926	—	15,904,926
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	Term	—	—	—	12,723,939	—	12,723,939
Endesa Chile	Banco Español de crédito S.A. N.Y.B.	US$	1.60%	Term	—	—	—	7,777,597	15,773,824	23,551,421
Endesa Chile	Banco Estado	US$	1.60%	Term	—	—	—	8,747,708	—	8,747,708
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	Term	—	—	—	6,353,876	—	6,353,876
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	2.28%	Quarterly	—	72,555	72,555	—	—	—
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.77%	Quarterly	—	16,298	16,298	—	—	—
Hidroeléctrica El Chocón S.A.	Deutsche Bank	US$	3.80%	Term	3,785,599	3,712,642	7,498,241	20,684,627	—	20,684,627
Hidroeléctrica El Chocón S.A.	Standard Bank	US$	3.80%	Term	3,785,599	3,712,641	7,498,240	20,684,627	—	20,684,627
Hidroeléctrica El Chocón S.A.	Sindicado	US$	18.67%	Term	—	—	—	—	—	—
Hidroeléctrica El Chocón S.A.	Ciudad	Ar$	21.50%	Term	—	—	—	—	—	—
Hidroeléctrica El Chocón S.A.	Santander Rio	Ar$	17.44%	Bi-annual	83,496	6,629,366	6,712,862	—	—	—
Inversiones GasAtacama Holding Ltda.	PNC BANK	US$	3.09%	Bi-annual	8,357	282,982	291,339	565,964	—	565,964
Inversiones GasAtacama Holding Ltda.	SC GROUP	US$	7.50%	Annual	—	—	—	53,722,804	—	53,722,804
Pangue	Export Development Corporation	US$	1.63%	Bi-annual	948,555	—	948,555	462,087	—	462,087
Pangue	Export Development Corporation	US$	3.75%	Bi-annual	—	—	—	—	—	—
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Bi-annual	176,238	—	176,238	—	—	—

							135,341,263			648,566,107

Endesa Chile	Instituto de Credito Oficial	US$	1.60%	Term	—	—	—	1,741,975	6,503,260	8,245,235
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	Term	—	—	—	1,393,130	—	1,393,130
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	Term	—	—	—	—	3,251,407	3,251,407
Endesa Chile	Export Development Corpotation Loan	US$	1.60%	Term	—	—	—	—	8,128,516	8,128,516
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	Term	—	—	—	—	6,502,812	6,502,812
Endesa Chile	Banco Español de crédito S.A. N.Y.B.	US$	1.60%	Term	—	—	—	—	3,251,407	3,251,407
Endesa Chile	Banco Estado	US$	1.60%	Term	—	—	—	—	4,963,412	4,963,412
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	Term	—	—	—	1,672,295	—	1,672,295
Endesa Chile	Banco Bilbao Vizcaya Argentaria S.A.	US$	2.28%	Quarterly	—	—	—	5,225,923	—	5,225,923
Endesa Chile	Caja Madrid, Caja Madrid Miami Agency	US$	1.77%	Quarterly	—	18,368	18,368	2,717,480	—	2,717,480
Hidroeléctrica El Chocón S.A.	Deutsche Bank	US$	3.80%	Term	87,880	2,898,510	2,986,390	21,946,008	—	21,946,008
Hidroeléctrica El Chocón S.A.	Standard Bank	US$	3.80%	Term	87,880	2,898,510	2,986,390	21,946,008	—	21,946,008
Hidroeléctrica El Chocón S.A.	Sindicado	US$	18.67%	Term	—	—	—	—	—	—
Hidroeléctrica El Chocón S.A.	Ciudad	Ar$	21.50%	Term	—	—	—	—	—	—
Hidroeléctrica El Chocón S.A.	Santander Rio	Ar$	17.44%	Bi-annual	—	—	—	—	—	—
Inversiones GasAtacama Holding Ltda.	PNC BANK	US$	3.09%	Bi-annual	—	—	—	—	—	—
Inversiones GasAtacama Holding Ltda.	SC GROUP	US$	7.50%	Annual	—	44,098,848	44,098,848	—	662,790	662,790
Pangue	Export Development Corporation	US$	1.63%	Bi-annual	—	—	—	—	—	—
Pangue	Export Development Corporation	US$	3.75%	Bi-annual	772,559	—	772,559	—	1,218,197	1,218,197
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Bi-annual	276,815	—	276,815	—	—	—

							137,165,649			274,764,168

c)      The following table details Unsecured Debentures by currency and by maturity as of December 31, 2009, December 31, 2008 and January 1, 2008:

					Current					Non-Current
					Maturity				Total	Maturity
Country		Type of	Nominal		undetermined	Up to one Month	One to Three Months	Three to Twelve Months	Current as of 12/31/2009	One to Five Years	Five Years or More	Total Non- Current as of 12/31/2009
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.22%	Unsecured	—	—	15,916,932	—	15,916,932	—	454,187,524	454,187,524
Chile	Ch$	Quarterly	4.95%	Unsecured	—	—	1,081,503	6,802,729	7,884,232	9,968,809	383,138,979	393,107,788
Peru	US$	Biannual	6.97%	Unsecured	—	—	—	789,504	789,504	4,056,799	27,505,653	31,562,452
Peru	Soles	Quarterly	6.50%	Unsecured	—	—	—	314,504	314,504	—	30,397,929	30,397,929
Colombia	CPs	Biannual	7.93%	Unsecured	—	—	—	47,545,058	47,545,058	—	330,715,459	330,715,459

				Total	—	—	16,998,435	55,451,795	72,450,230	14,025,608	1,225,945,544	1,239,971,152

					Current					Non-Current
					Maturity					Maturity		Total Non-
Country		Type of	Nominal		undetermined	Up to one Month	One to Three Months	Three to Twelve Months	Total Current as of 12/31/2008	One to Five Years	Five Years or More	Current as of 12/31/2008
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.20%	Unsecured	—	—	—	422,884,409	422,884,409	—	538,625,726	538,625,726
Chile	Ch$	Quarterly	4.97%	Unsecured	—	—	—	3,630,353	3,630,353	10,211,424	406,826,537	417,037,961
Peru	Soles	Quarterly	6.48%	Unsecured	—	—	—	15,282,707	15,282,707	23,309,478	45,260,921	68,570,399
Peru	US$	Biannual	5.80%	Unsecured	—	—	—	13,448,960	13,448,960	5,094,843	25,295,850	30,390,693
Colombia	CPs	Biannual	13.05%	Unsecured	—	—	105,622,774	—	105,622,774	—	232,613,356	232,613,356

				Total	—	—	105,622,774	455,246,429	560,869,203	38,615,745	1,248,622,390	1,287,238,135

					Current					Non-Current
					Maturity					Maturity
Country		Type of	Nominal		undetermined	Up to one Month	One to Three Months	Three to Twelve Months	Total Current as of 1/1/2008	One to Five Years	Five Years or More	Total Non- Current as of 1/1/2008
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.11%	Unsecured	—	—	—	228,001,588	228,001,588	—	728,590,172	728,590,172
Chile	Ch$	Quarterly	4.72%	Unsecured	—	—	—	2,951,811	2,951,811	9,340,386	176,486,204	185,826,590
Peru	Soles	Quarterly	6.49%	Unsecured	—	—	12,947,996	3,317,022	16,265,018	21,560,644	41,462,774	63,023,418
Peru	US$	Biannual	5.55%	Unsecured	—	—	—	—	—	4,970,557	18,888,119	23,858,676
Colombia	CPs	Biannual	13.05%	Unsecured	—	—	3,444,610	—	3,444,610	78,296,651	202,232,425	280,529,076

				Total	—	—	16,392,606	234,270,421	250,663,027	114,168,238	1,167,659,694	1,281,827,932

d)       The following table details Secured Debentures by currency and by maturity as of December 31, 2009 and December 31, 2008:

					Current					Non-Current
					Maturity				Total	Maturity
						Up to	One to	Three to	Current		Five	Total Non-
Country		Type of	Nominal		Undetermined	one month	three months	twelve months	as of 12/31/2009	One to Five Years	Years or More	Current as of 12/31/2009
Segment	Currency	amortization	Rate	Guarantee	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	Biannual	6.06%	Unsecured	—	—	—	72,618	72,618	10,141,998	—	10,141,998
Peru	Soles	Biannual	6.28%	Unsecured	—	—	—	10,950,797	10,950,797	9,647,352	8,770,320	18,417,672

				Total	—	—	—	11,023,415	11,023,415	19,789,350	8,770,320	28,559,670

The fair value of current and non-current bonds payable, both secured and unsecured, amounts to ThCh$ 1,681,709,406 and ThCh$ 2,199,232,570 as of December 31, 2009 and December 31, 2008, respectively.

•          Secured and unsecured debentures per debtor

					12-31-2009
Name	Name	Type	Nominal		Current			Non-Current
of	of	of	interest		Less than 90	More than 90	Total			Total
Company	lender	currency	rate	Secured	days	days	current	1 to 5 years	More than 10 years	non-current

Chinango	Banco Continental	Soles	6.72%	YES	—	6,218,332	6,218,332	—	—	—
Chinango	Banco Continental	Soles	6.47%	YES	—	55,078	55,078	—	4,385,160	4,385,160
Chinango	Banco Continental	Soles	6.09%	YES	—	4,431,993	4,431,993	—	—	—
Chinango	Banco Continental	Soles	6.16%	YES	—	29,644	29,644	5,262,192	—	5,262,192
Chinango	Banco Continental	Soles	6.16%	YES	—	123,662	123,662	—	4,385,160	4,385,160
Chinango	Banco Continental	Soles	5.91%	YES	—	92,088	92,088	4,385,160	—	4,385,160
Chinango	Banco Continental	US$	6.06%	YES	—	72,618	72,618	10,141,998	—	10,141,998
Edegel	Banco Continental	Soles	6.31%	No	—	6,920	6,920	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.28%	No	—	—	—	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.75%	No	—	78,933	78,933	—	3,508,128	3,508,128
Edegel	Banco Continental	Soles	6.50%	No	—	80,760	80,760	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.44%	No	—	30,582	30,582	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.63%	No	—	14,526	14,526	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.59%	No	—	102,783	102,783	—	4,964,001	4,964,001
Edegel	Banco Continental	US$	5.97%	No	—	108,963	108,963	4,056,799	—	4,056,799
Edegel	Banco Continental	US$	6.34%	No	—	138,506	138,506	—	5,070,999	5,070,999
Edegel	Banco Continental	US$	9.00%	No	—	59,148	59,148	—	4,929,095	4,929,095
Edegel	Banco Continental	US$	7.78%	No	—	143,209	143,209	—	4,140,994	4,140,994
Edegel	Banco Continental	US$	7.13%	No	—	102,050	102,050	—	3,222,567	3,222,567
Edegel	Banco Scotiabank	US$	6.63%	No	—	153,978	153,978	—	5,070,999	5,070,999
Edegel	Banco Scotiabank	US$	6.00%	No	—	83,650	83,650	—	5,070,999	5,070,999
Edegel	Banco Continental	Soles	6.91%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	3.75%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.72%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.47%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.09%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.16%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.16%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	5.91%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	6.06%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	3.75%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	8.50%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.00%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.47%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	8.88%	No	—	77,674	77,674	—	54,124,027	54,124,027
Emgesa	Bonos A-10	CPs	7.33%	No	—	313,888	313,888	—	42,170,891	42,170,891
Emgesa	Bonos B-103	CPs	7.64%	No	—	2,781,270	2,781,270	—	9,922,563	9,922,563
Emgesa	Bonos A102	CPs	7.33%	No	—	41,039,701	41,039,701	—	59,535,375	59,535,375
Emgesa	Bonos A5	CPs	5.77%	No	—	98,880	98,880	—	12,264,287	12,264,287
Emgesa	Bonos B10	CPs	8.04%	No	—	446,152	446,152	—	39,705,134	39,705,134
Emgesa	Bonos B15	CPs	8.34%	No	—	160,448	160,448	—	13,767,556	13,767,556
Emgesa	Bonos A5	CPs	9.27%	No	—	1,063,229	1,063,229	—	22,876,468	22,876,468
Emgesa	Bonos B9	CPs	8.16%	No	—	1,101,083	1,101,083	—	54,127,579	54,127,579
Emgesa	Bonos B12	CPs	8.35%	No	—	462,733	462,733	—	22,221,579	22,221,579
Emgesa	Bonos B10	CPs	12.17%	No	—	—	—	—	—	—
Emgesa	Bonos C10	CPs	10.25%	No	—	—	—	—	—	—
Emgesa	Bonos C10	CPs	9.88%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	12.86%	No	—	—	—	—	—	—
Emgesa	Bonos A-10	CPs	12.56%	No	—	—	—	—	—	—
Emgesa	Bonos B-103	CPs	13.28%	No	—	—	—	—	—	—
Emgesa	Bonos A102	CPs	12.56%	No	—	—	—	—	—	—
Emgesa	BONOS B COI14B00021	CPs	13.98%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	12.17%	No	—	—	—	—	—	—
Emgesa	Bonos C10	CPs	10.25%	No	—	—	—	—	—	—
Emgesa	Bonos C10	CPs	9.88%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	12.86%	No	—	—	—	—	—	—
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-1	US$	7.88%	No	3,425,699	—	3,425,699	—	102,917,226	102,917,226
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-2	US$	7.33%	No	1,095,470	—	1,095,470	—	35,440,766	35,440,766
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-3	US$	8.13%	No	693,840	—	693,840	—	15,095,048	15,095,048
Endesa Chile	Banco Santander Chile - 264 Serie-F	Ch$	6.20%	No	1,081,503	314,143	1,395,646	1,256,571	27,717,199	28,973,770
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.35%	No	7,057,142	—	7,057,142	—	211,634,298	211,634,298
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.63%	No	3,644,781	—	3,644,781	—	99,962,409	99,962,409
Endesa Chile	Banco Santander Chile - 317 Serie-H	Ch$	6.20%	No	—	5,421,895	5,421,895	8,712,238	66,125,845	74,838,083
Endesa Chile	Banco Santander Chile - 318 Serie-K	Ch$	3.80%	No	—	657,013	657,013	—	83,760,687	83,760,687
Endesa Chile	Banco Santander Chile - 522 Serie-M	Ch$	4.75%	No	—	409,678	409,678	—	194,673,025	194,673,025
Endesa Chile	The Bank of New York Mellon - Tercera Emisión S-1	US$	8.50%	No	—	—	—	—	—	—
Endesa Chile	The Bank of New York Mellon - Segunda Emisión 1	US$	7.75%	No	—	—	—	—	—	—

							83,473,645			1,268,530,822

					12-31-2008
Name	Name	Type	Nominal		Current			Non-Current
of	of	of	interest		Less than	More than 90			More than 10	Total
Company	lender	currency	rate	Secured	90 days	days	Total current	1 to 5 years	years	non-current

Chinango	Banco Continental	Soles	6.72%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.47%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.09%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	5.91%	YES	—	—	—	—	—	—
Chinango	Banco Continental	US$	6.06%	YES	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.31%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.28%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.75%	No	—	—	—	—	4,053,822	4,053,822
Edegel	Banco Continental	Soles	6.50%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.44%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.63%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.59%	No	—	—	—	—	5,736,153	5,736,153
Edegel	Banco Continental	US$	5.97%	No	—	—	—	5,094,843	—	5,094,843
Edegel	Banco Continental	US$	6.34%	No	—	—	—	—	6,368,554	6,368,554
Edegel	Banco Continental	US$	9.00%	No	—	—	—	—	6,190,187	6,190,187
Edegel	Banco Continental	US$	7.78%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	7.13%	No	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.63%	No	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.00%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.91%	No	—	15,282,707	15,282,707	—	—	—
Edegel	Banco Continental	US$	3.75%	No	—	6,724,480	6,724,480	—	—	—
Edegel	Banco Continental	Soles	6.72%	No	—	—	—	7,094,189	—	7,094,189
Edegel	Banco Continental	Soles	6.47%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.09%	No	—	—	—	5,067,278	—	5,067,278
Edegel	Banco Continental	Soles	6.16%	No	—	—	—	6,080,733	—	6,080,733
Edegel	Banco Continental	Soles	6.16%	No	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	5.91%	No	—	—	—	5,067,278	—	5,067,278
Edegel	Banco Continental	US$	6.06%	No	—	—	—	—	12,737,109	12,737,109
Edegel	Banco Continental	US$	3.75%	No	—	6,724,480	6,724,480	—	—	—
Edegel	Banco Continental	Soles	8.50%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.00%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.47%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	8.88%	No	—	—	—	—	—	—
Emgesa	Bonos A-10	CPs	7.33%	No	—	—	—	—	—	—
Emgesa	Bonos B-103	CPs	7.64%	No	—	—	—	—	—	—
Emgesa	Bonos A102	CPs	7.33%	No	—	—	—	—	—	—
Emgesa	Bonos A5	CPs	5.77%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	8.04%	No	—	—	—	—	—	—
Emgesa	Bonos B15	CPs	8.34%	No	—	—	—	—	—	—
Emgesa	Bonos A5	CPs	9.27%	No	—	—	—	—	—	—
Emgesa	Bonos B9	CPs	8.16%	No	—	—	—	—	—	—
Emgesa	Bonos B12	CPs	8.35%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	12.17%	No	1,826,096	—	1,826,096	—	—	—
Emgesa	Bonos C10	CPs	10.25%	No	68,540	—	68,540	—	—	—
Emgesa	Bonos C10	CPs	9.88%	No	126,554	—	126,554	—	—	—
Emgesa	Bonos B10	CPs	12.86%	No	461,795	—	461,795	—	—	—
Emgesa	Bonos A-10	CPs	12.56%	No	6,382,490	—	6,382,490	—	59,571,713	59,571,713
Emgesa	Bonos B-103	CPs	13.28%	No	6,115,741	—	6,115,741	—	48,224,720	48,224,720
Emgesa	Bonos A102	CPs	12.56%	No	2,648,540	—	2,648,540	—	11,346,993	11,346,993
Emgesa	BONOS B COI14B00021	CPs	13.98%	No	4,302,930	—	4,302,930	—	113,469,930	113,469,930
Emgesa	Bonos B10	CPs	12.17%	No	57,905,331	—	57,905,331	—	—	—
Emgesa	Bonos C10	CPs	10.25%	No	3,083,910	—	3,083,910	—	—	—
Emgesa	Bonos C10	CPs	9.88%	No	5,365,037	—	5,365,037	—	—	—
Emgesa	Bonos B10	CPs	12.86%	No	17,335,810	—	17,335,810	—	—	—
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-1	US$	7.88%	No	—	4,299,519	4,299,519	—	137,448,195	137,448,195
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-2	US$	7.33%	No	—	144,292,497	144,292,497	—	—	—
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-3	US$	8.13%	No	—	870,822	870,822	—	22,098,558	22,098,558
Endesa Chile	Banco Santander Chile - 264 Serie-F	Ch$	6.20%	No	—	1,445,988	1,445,988	1,287,154	36,443,753	37,730,907
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.35%	No	—	8,857,263	8,857,263	—	252,964,910	252,964,910
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.63%	No	—	4,574,484	4,574,484	—	126,114,063	126,114,063
Endesa Chile	Banco Santander Chile - 317 Serie-H	Ch$	6.20%	No	—	1,091,714	1,091,714	8,924,270	72,121,018	81,045,288
Endesa Chile	Banco Santander Chile - 318 Serie-K	Ch$	3.80%	No	—	673,003	673,003	—	85,797,535	85,797,535
Endesa Chile	Banco Santander Chile - 522 Serie-M	Ch$	4.75%	No	—	419,648	419,648	—	212,464,231	212,464,231
Endesa Chile	The Bank of New York Mellon - Tercera Emisión S-1	US$	8.50%	No	—	259,989,824	259,989,824	—	—	—
Endesa Chile	The Bank of New York Mellon - Segunda Emisión 1	US$	7.75%	No	—	—	—	—	—	—

							560,869,203			1,287,238,135

					01-01-2008
Name	Name	Type	Nominal		Current			Non-Current
of	of	of	interest		Less than 90	More than 90			More than 10	Total non-
Company	lender	currency	rate	Secured	days	days	Total current	1 to 5 years	years	current

Chinango	Banco Continental	Soles	6.72%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.47%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.09%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	YES	—	—	—	—	—	—
Chinango	Banco Continental	Soles	5.91%	YES	—	—	—	—	—	—
Chinango	Banco Continental	US$	6.06%	YES	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.31%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.28%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.75%	No	—	—	—	—	3,317,017	3,317,017
Edegel	Banco Continental	Soles	6.50%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.44%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.63%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.59%	No	4,975,533	—	4,975,533	—	—	—
Edegel	Banco Continental	US$	5.97%	No	—	—	—	—	8,947,008	8,947,008
Edegel	Banco Continental	US$	6.34%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	9.00%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	7.78%	No	—	—	—	—	—	—
Edegel	Banco Continental	US$	7.13%	No	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.63%	No	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.00%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.91%	No	—	—	—	11,609,577	—	11,609,577
Edegel	Banco Continental	US$	3.75%	No	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.72%	No	—	—	—	5,804,789	—	5,804,789
Edegel	Banco Continental	Soles	6.47%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.09%	No	—	—	—	4,146,278	—	4,146,278
Edegel	Banco Continental	Soles	6.16%	No	—	—	—	—	4,975,533	4,975,533
Edegel	Banco Continental	Soles	6.16%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	5.91%	No	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	US$	6.06%	No	—	—	—	—	9,941,111	9,941,111
Edegel	Banco Continental	US$	3.75%	No	—	—	—	4,970,557	—	4,970,557
Edegel	Banco Continental	Soles	8.50%	No	—	3,317,022	3,317,022	—	—	—
Edegel	Banco Continental	Soles	6.00%	No	3,710,089	—	3,710,089	—	—	—
Edegel	Banco Continental	Soles	6.47%	No	4,262,374	—	4,262,374	—	—	—
Emgesa	Bonos B10	CPs	8.88%	No	—	—	—	—	—	—
Emgesa	Bonos A-10	CPs	7.33%	No	—	—	—	—	—	—
Emgesa	Bonos B-103	CPs	7.64%	No	—	—	—	—	—	—
Emgesa	Bonos A102	CPs	7.33%	No	—	—	—	—	—	—
Emgesa	Bonos A5	CPs	5.77%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	8.04%	No	—	—	—	—	—	—
Emgesa	Bonos B15	CPs	8.34%	No	—	—	—	—	—	—
Emgesa	Bonos A5	CPs	9.27%	No	—	—	—	—	—	—
Emgesa	Bonos B9	CPs	8.16%	No	—	—	—	—	—	—
Emgesa	Bonos B12	CPs	8.35%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	12.17%	No	—	—	—	—	—	—
Emgesa	Bonos C10	CPs	10.25%	No	—	—	—	—	—	—
Emgesa	Bonos C10	CPs	9.88%	No	—	—	—	—	—	—
Emgesa	Bonos B10	CPs	12.86%	No	—	—	—	—	—	—
Emgesa	Bonos A-10	CPs	12.56%	No	—	—	—	—	51,791,231	51,791,231
Emgesa	Bonos B-103	CPs	13.28%	No	3,444,610	—	3,444,610	—	41,926,234	41,926,234
Emgesa	Bonos A102	CPs	12.56%	No	—	—	—	—	9,864,996	9,864,996
Emgesa	BONOS B COI14B00021	CPs	13.98%	No	—	—	—	—	98,649,964	98,649,964
Emgesa	Bonos B10	CPs	12.17%	No	—	—	—	56,680,570	—	56,680,570
Emgesa	Bonos C10	CPs	10.25%	No	—	—	—	4,333,425	—	4,333,425
Emgesa	Bonos C10	CPs	9.88%	No	—	—	—	2,485,162	—	2,485,162
Emgesa	Bonos B10	CPs	12.86%	No	—	—	—	14,797,494	—	14,797,494
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-1	US$	7.88%	No	—	3,749,967	3,749,967	—	110,666,143	110,666,143
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-2	US$	7.33%	No	—	3,336,409	3,336,409	—	108,519,461	108,519,461
Endesa Chile	The Bank of New York Mellon - Primera Emisión S-3	US$	8.13%	No	—	389,219	389,219	—	5,888,764	5,888,764
Endesa Chile	Banco Santander Chile - 264 Serie-F	Ch$	6.20%	No	—	1,337,624	1,337,624	1,177,360	19,450,567	20,627,927
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.35%	No	—	6,915,053	6,915,053	—	197,088,673	197,088,673
Endesa Chile	The Bank of New York Mellon - 144 - A	US$	8.63%	No	—	3,571,397	3,571,397	—	108,545,253	108,545,253
Endesa Chile	Banco Santander Chile - 317 Serie-H	Ch$	6.20%	No	—	998,591	998,591	8,163,026	41,610,882	49,773,908
Endesa Chile	Banco Santander Chile - 318 Serie-K	Ch$	3.80%	No	—	615,596	615,596	—	115,424,755	115,424,755
Endesa Chile	Banco Santander Chile - 522 Serie-M	Ch$	4.75%	No	—	—	—	—	—	—
Endesa Chile	The Bank of New York Mellon - Tercera Emisión S-1	US$	8.50%	No	—	4,223,565	4,223,565	—	197,881,878	197,881,878
Endesa Chile	The Bank of New York Mellon - Segunda Emisión 1	US$	7.75%	No	—	205,815,978	205,815,978	—	—	—

							250,663,027			1,281,827,932

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

In the case of local bonds issued in UF, whose financial covenants are linked to the company’s Chilean GAAP financial statements using the statutory (FECU) format, these covenants were certified as of March, June and September 2009 by associating the FECU accounts with the new IFRS presentation as best as possible, maintaining the contractual basis and sense of the covenants defined under the prior FECU format.  Existing leeway is significant and, therefore, there was no risk of defaulting on these requirements at December 31, 2009. In January, 2010 the Company and the bondholders for each of the series conducted a meeting on which they approved the changes to the financial covenants necessary to reflect the effects of the change in accounting standards.

Some of Endesa Chile’s financial debt arrangements contain cross default clauses.  Endesa Chile has two loans syndicated under New York Law stipulating that the cross-default clause would be triggered when payments of interest and/or principal become overdue, and the default is originated by the Company or its relevant subsidiaries.  One loan syndicated under New York Law and entered into in 2008, does not reference its subsidiaries and, therefore, a cross default can only arise from that Company’s other debt.  For debt repayment of one or more loans to be accelerated due to cross default originated from other debt, additional conditions must be met, including expiration of grace periods, if any, and formal notification of the creditors’ intention to accelerate repayment of more than 50% of the amount owed in the agreement. Additionally, in December 2009, Endesa Chile signed loans from banks in Chile that stipulate that a cross default is triggered only in the case of default by the debtor. For all scenarios aforementioned, the amount on default should exceed US$ 50 million, or its equivalent in other currencies.

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

The basic principles outlined by the Group include the following:

•        Comply with the standards of good corporate governance.

•        Comply strictly and fully with Endesa Chile’s system of standards.

•        Each business and corporate area defines:

I.      The markets and products, in which they can operate, based on sufficient knowledge and capability to ensure effective risk management.

II.    Criteria regarding third parties.

III.   Authorized operators.

•        Businesses and corporate areas establish a predisposition to risk consistent with the defined strategy for each market in which they operate.

•        All business and corporate area transactions are conducted within the limits approved by the appropriate internal entity.

•        Businesses, corporate areas, business lines and companies establish the risk management controls necessary to ensure that market transactions are conducted in accordance with Endesa Chile policies, rules and procedures.

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

16.2. Exchange rate risk

Exchange rate risk relates mainly to the following transactions:

•           Debt contracted by the Group’s companies that is denominated in a foreign currency.

•           Payments to be made in international markets for the acquisition of project related materials.

•           Group company income directly linked to dollar changes.

•           Cash flows from foreign subsidiaries to the Chilean parent company, exposed to exchange rate fluctuations.

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

16.3. Commodities risk

The Endesa Chile Group is exposed to price fluctuation risks on some commodities, mainly through:

•      Fuel purchases for the electricity generation process.

•     Energy buying/selling transactions on local markets.

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

•      Debt

•      Financial derivatives

The calculated Value at Risk represents the possible loss in value of the aforementioned positions portfolio over a one-day time period with 95% confidence. To find this value, a study has been performed of the volatility of risk variables that affect the value of the positions portfolio, including:

•      The US dollar Libor interest rate.

•      The customary local banking index for debt, and taking into account the different currencies our companies operate under.

•      The exchange rates of the different currencies involved in the calculation.

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

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

	Balance as of
	12-31-2009	12-31-2008
Financial positions	ThCh$	ThCh$

Interest rate	16,308,634	19,723,792
Exchange rate	734,415	—
Correlation	(813,296)	—

Total	16,229,753	19,723,792

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

17.    FINANCIAL INSTRUMENTS

17.1 Classification of financial asset instruments by nature and category

a)        The following table details financial asset instruments, classified by nature and category, as of December 31, 2009, December 31, 2008 and January 1, 2008:

	December 31, 2009
	Financial assets held for trading	Financial assets at fair value with change in net income	Held–to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	—	—	—	—	—	—
Derivative instruments	1,536,089	—	—	—	—	—
Other financial assets	—	—	—	397,426,364	—	—
Total Current	1,536,089	—	—	397,426,364	—	—

Equity instruments	—	—	—	—	2,487,796	—
Derivative instruments	732,253	—	—	—	—	590,622
Other financial assets	—	—	—	67,047,589	—	—
Total Non-Current	732,253	—	—	67,047,589	2,487,796	590,622

Total	2,268,342	—	—	464,473,953	2,487,796	590,622

	December 31, 2008
	Financial assets held for trading	Financial assets at fair value with change in net income	Held–to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	—	—	—	—	—	—
Derivative instruments	—	—	—	—	—	—
Other financial assets	—	—	—	408,505,738	—	—
Total Current	—	—	—	408,505,738	—	—

Equity instruments	—	—	—	—	2,432,507	—
Derivative instruments	1,324,219	—	—	—	—	—
Other financial assets	—	—	—	153,743,454	—	—
Total Non-Current	1,324,219	—	—	153,743,454	2,432,507	—

Total	1,324,219	—	—	562,249,192	2,432,507	—

	January 1, 2008
	Financial assets held for trading	Financial assets at fair value with change in net income	Held–to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	—	—	—	—	—	—
Derivative instruments	—	—	—	—	—	—
Other assets of a financial	—	—	—	408,201,348	—	—
Total Current	—	—	—	408,201,348	—	—

Equity instruments	—	—	—	—	2,441,449	—
Derivative instruments	—	—	—	—	—	—
Other financial assets	—	—	—	95,668,097	—	—
Total Non-Current	—	—	—	95,668,097	2,441,449	—

Total	—	—	—	503,869,445	2,441,449	—

b)       The following table details financial liability instruments, classified by nature and category, as of December 31, 2009, December 31, 2008 and January 1, 2008:

	December 31, 2009
	Financial liabilities held for trading	Financial liabilities at fair value through profit and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	—	—	345,355,943	—
Derivative instruments	420,822	—	—	717,980
Other financial liabilities	—	—	464,701,884	—
Total Current	420,822	—	810,057,827	717,980

Interest-bearing loans	—	—	1,791,980,967	—
Derivative instruments	—	—	—	2,929,730
Other financial liabilities	—	—	7,569,739	—
Total Non-Current	—	—	1,799,550,706	2,929,730

Total	420,822	—	2,609,608,533	3,647,710

	December 31, 2008
	Financial liabilities held for trading	Financial liabilities at fair value through profit and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	—	—	740,117,554	—
Derivative instruments	—	—	—	29,824
Other financial liabilities	—	—	485,071,326	—
Total Current	—	—	1,225,188,880	29,824

Interest-bearing loans	—	—	2,134,544,298	—
Derivative instruments	—	—	—	7,295,198
Other financial liabilities	—	—	13,252,372	—
Total Non-Current	—	—	2,147,796,670	7,295,198

Total	—	—	3,372,985,550	7,325,022

	January 1, 2008
	Financial liabilities held for trading	Financial liabilities at fair value through profit and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	—	—	419,296,249	—
Derivative instruments	—	—	—	3,877,756
Other liabilities of a financial nature	—	—	310,747,266	—
Total Current	—	—	730,043,515	3,877,756

Interest-bearing loans	—	—	1,688,324,335	—
Derivative instruments	—	—	—	1,409,173
Other liabilities of a financial nature	—	—	10,023,043	—
Total Non-Current	—	—	1,698,347,378	1,409,173

Total	—	—	2,428,390,893	5,286,929

17.2 Derivative Instruments

In adhering to its risk management policy, the Endesa Group enters into interest and exchange rate derivatives.

The company classifies its hedges as:

•         Cash flow hedges: Those that hedge the cash flows of the hedged underlying item.

•         Fair values hedges: Those that hedge the fair value of the hedged underlying item.

•         Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments, are recorded at fair value with changes in net income (assets held for trading).

a)    Assets and liabilities for hedge derivative instruments

As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2009				December 31, 2008				January 1, 2008
	Asset		Liability		Asset		Liability		Asset		Liability
	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	—	509,760	717,980	2,929,730	—	—	29,824	7,295,198	—	—	—	1,409,173
Cash flow hedge	—	509,760	717,980	2,929,730	—	—	29,824	7,295,198	—	—	—	1,409,173
Exchange rate hedge:	—	80,862	—	—	—	—	—	—	—	—	3,877,756	—
Cash flow hedge	—	80,862	—	—	—	—	—	—	—	—	3,877,756	—
TOTAL	—	590,622	717,980	2,929,730	—	—	29,824	7,295,198	—	—	3,877,756	1,409,173

•   General Information Relating to Hedge Derivative Instruments

The following table details the company’s hedge derivative instruments and the associated underlying item:

Detail of Hedge Instruments	Description of Hedge Instruments	Description of Hedged Instruments	12-31-2009 Fair Value of Hedge Instruments ThCh$	12-31-2008 Fair Value of Hedge Instruments ThCh$	Nature of Risks Being Hedged
SWAP	Interest Rate	Bank Loans	(2,372,070)	(4,998,495)	Cash flow
SWAP	Exchange rate	Bank Loans	80,862	—	Cash flow
COLLAR	Interest Rate	Bank Loans	(685,018)	(2,326,527)	Cash flow

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

b)    Derivative instrument assets and liabilities at fair value with changes in net income

   As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2009				December 31, 2008				January 1, 2008
	Asset		Liability		Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value with changes through net income	1,536,089	732,253	—	—	—	1,324,219	—	—	—	—	—	—
Other financial liabilities	—	—	420,822	—	—	—	—	—	—	—	—	—

c)     Other information about derivative instruments:

The following table details the Group’s financial derivatives as of December 31, 2009 and December 31, 2008, their fair values as well as their notional and contractual values by maturity:

	December 31, 2009
		Notional value
	Fair value	Before 1 Year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Subsequent Years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(3,137,950)	37,987,629	24,941,637	25,121,734	1,825,560	101,420,000	—	191,296,560
Cash flow hedge	(3,137,950)	37,987,629	24,941,637	25,121,734	1,825,560	101,420,000	—	191,296,560
Exchange rate hedge:	80,862	—	—	5,071,000	—	—	—	5,071,000
Cash flow hedge	80,862	—	—	5,071,000	—	—	—	5,071,000
Derivatives not designated as hedge accounting	1,847,520	91,970,309	31,945,255	—	—	—	—	123,915,564
TOTAL	(1,209,568)	129,957,938	56,886,892	30,192,734	1,825,560	101,420,000	—	320,283,124

	December 31, 2008
		Notional value
	Fair value	Before 1 Year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Subsequent Years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(7,325,022)	49,380,034	42,277,252	21,660,515	31,529,733	2,291,220	—	147,138,754
Cash flow hedge	(7,325,022)	49,380,034	42,277,252	21,660,515	31,529,733	2,291,220	—	147,138,754
Derivatives not designated as hedge accounting	1,324,219	14,281,412	14,281,412	13,091,295	—	—	—	41,654,119
TOTAL	(6,000,803)	63,661,446	56,558,664	34,751,810	31,529,733	2,291,220	—	188,792,873

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

(c) Level 3:  Inputs for assets or liabilities that are not based on observable market information (non-observable inputs).

The following table details financial assets and liabilities measured at fair value as of December 31, 2009:

Financial instruments measured at fair value		Fair value measured at end of reporting period using:
	12-31-2009	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	590,622	—	590,622	—
Derivatives not designated as hedge accounting	2,268,342	—	2,268,342	—
Available-for-sale financial assets, non-current	63,918	63,918	—	—
Total	2,922,882	63,918	2,858,964	—
Financial Liabilities
Cash flow hedge derivatives	3,647,710	—	3,647,710	—
Derivatives not designated as hedge accounting	420,822	—	420,822	—
Other long-term financial liabilities	11,953,000	—	—	11,953,000
Total	16,021,532	—	4,068,532	11,953,000

17.3.2        A rollforward (beginning balance to ending balance) of the financial instruments measured on a recurring basis at fair value using level 3 inputs:

Non-current interest-bearing loans	ThCh$
Balance at December 31, 2008	2,429,372
Total losses recognized in Profit or Loss	9,523,628
Balance at December 31, 2009	11,953,000

18.                   TRADE ACCOUNTS PAYABLE AND OTHER PAYABLES

As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Trade accounts payable and other payables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable	57,135,698	112,771,510	69,749,139	—	—	—
Other payables	316,736,158	234,903,507	195,821,467	7,569,739	13,252,372	10,023,043
Total accounts payable and other payables	373,871,856	347,675,017	265,570,606	7,569,739	13,252,372	10,023,043

The detail of accounts payable and other payables at December 31, 2009, December 31, 2008 and January 1, 2008 is as follows:

	Current			Non-current
				1 to 5 years
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Trade accounts payable and other payables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	45,397,559	32,676,565	15,580,296	—	—	—
Fuel and gas suppliers	40,229,649	80,094,945	54,168,843	—	—	—
Payables for goods and services	223,334,117	167,992,391	157,628,256	—	—	—
Dividends payable to third parties	36,555,954	39,074,831	18,393,614	—	—	—
Prepayments from mining clients	11,377,380	11,720,848	9,986,656	—	—	—
Mitsubishi contract	—	—	—	7,361,867	12,903,931	8,538,252
Other accounts payable	16,977,197	16,115,437	9,812,941	207,872	348,441	1,484,791
Total accounts payable and other payables	373,871,856	347,675,017	265,570,606	7,569,739	13,252,372	10,023,043

19.                   PROVISIONS

19.1        Provisions

a)                            As of December 31, 2009, December 31, 2008 and January 1, 2008, this account is detailed as follows:

	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Provisions	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Legal proceedings provision	14,518,126	15,746,971	8,801,549	9,488,260	571,426	536,682
Decommissioning, restoration and rehabilitation costs	—	64,175	—	10,198,489	2,283,697	1,819,711
Energy and capacity purchase provision	2,581,669	5,250,948	7,302,113	—	—	—
Suppliers and services provision	1,677,527	890,967	1,749,431	—	107,895	—
Employee benefits provision	11,585,987	9,420,144	6,764,376	578	1,592	92,315
Other provisions	3,029,915	2,333,256	3,905,359	473,258	325,915	13,741

Total	33,393,224	33,706,461	28,522,828	20,160,585	3,290,525	2,462,449

b)                           Movements in provisions during 2009:

Movements in provisions	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Beginning Balance	16,318,397	2,347,872	18,330,717	36,996,986
Movements in Provisions:
Additional provisions	10,856,894	8,145,666	(318,365)	18,684,195
Increase (decrease) in existing provisions	(2,157,517)	(65,100)	5,809,135	3,586,518
Provision used	—	—	(2,474,122)	(2,474,122)
Increase from time value of money adjustment	26,940	91,233	—	118,173
Foreign currency translation	(191,588)	(321,182)	(1,969,698)	(2,482,468)
Other increases (decreases)	(846,740)	—	(28,733)	(875,473)
Total movements in provisions	7,687,989	7,850,617	1,018,217	16,556,823
Ending Balance	24,006,386	10,198,489	19,348,934	53,553,809

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

7.                           In December of 2002 the Brazilian distribution subsidiary Ampla signed with Enertrade Comercializadora de Energía S.A. (“Enertrade”) a contract for purchase of electricity lasting 20 years. This contract was sent for evaluation and homologation to Agencia Nacional de Energía Eléctrica (“ANEEL”), and ANEEL indicated that the price for energy would have to be lower. Based on that decision, Ampla paid for the contract the price authorized by ANEEL. However, in December of 2005 Enertrade sued Ampla in arbitration with Cámara de Conciliación y Arbitraje de la Fundación Getúlio Vargas/RJ. On March 19, 2009 the arbitration court issued a ruling that condemned Ampla: i) to pay the difference between the price set forth in the contract and the amount actually paid in the period from January 1, 2004 to August 28, 2006, updated and with interest; ii) to pay for October to December 2003 an updated price plus interest and a 2% penalty. In addition, the court ruled that the contract had ended on August 28, 2006 and that Ampla owes nothing to Enertrade after that date. Ampla filed a recourse seeking the annulment of the arbitration ruling, including a petition (“Anticipación de tutela”) asking that execution of the arbitration ruling be suspended until a final ruling be passed in a pending trial between Enertrade vs. ANEEL (called “Mandado de Seguridad”), where administrative approval of the same energy purchase contract taken to arbitration is being discussed. The amount involved is estimated at US$41.3 million. On May 22, 2009 the “anticipación de tutela” was granted, which suspended the effects of the arbitration ruling. On June 30, 2009 an Enertrade recourse was rejected and the suspension was upheld. On July 9, 2009 an Enertrade petition (agravo de instrumento) against the ruling was rejected. On July 20, 2009 Enertrade filed another recourse (agravo regimental) against the resolution that rejected the previous petition. On August 25, 2009 the recourse (agravo regimental) filed by Enertrade was rejected. Ampla filed a response that included the lower court ruling passed in the trial (“mandado de seguranca”) of Enertrade vs. ANEEL (on July 7, 2009 a lower court ruling rejected Enertrade’s allegations). On September 2, 2009 a court order was sent to the CCEE (Cámara de Comercialización de Energía Eléctrica) informing it of the “Anticipación de tutela” so that the CCEE would suspend the execution of the arbitration ruling until a final decision is passed on the annulment recourse. On September 28, 2009 the ruling passed in the trial between Enertrade vs. ANEEL became final —a ruling that indicated that the parties were obligated to add to the contract the conditions imposed by ANEEL (the price reduction). On November 11, 2009 both parties filed a joint petition requesting suspension of proceedings for 30 days and in December they requested the renovation of that suspension.

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

10.                     On October 26, 2009 Tractebel Energía S.A. sued CIEN for alleged failure to perform the “Agreement for Purchase and Sale of 300 MW of Wattage with associated energy coming from Argentina” entered into on October 20, 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — currently, Tractebel Energia S.A.). Tractebel Energia S.A. is asking the court to order CIEN to pay a penalty of R$ 117,666,976.00 (U$ 66,753,829.92) plus other fines, for non-availability of “wattage and associated energy”, and it asked the court to determine those other fines in the ruling. The alleged non-performance would have happened because CIEN would not have guaranteed availability of the wattage committed to Tractebel Energía S.A. in the abovementioned agreement, for a term of 20 years, which would allegedly have occurred since March of 2005. On November 11, 2009 CIEN answered the lawsuit, alleging in summary that the non-availability of energy was caused by the “Crisis in Argentina”, the country from which CIEN imports all the energy that it delivers, when needed, to Tractebel Energia S.A The defendant also alleges that the “Crisis in Argentina” was an unexpected event, for which CIEN has no responsibility, and that this situation was even acknowledged by the Brazilian authorities of that period.

11.                     In the nineties, a large number of Brazilian utility companies filed remedies against the COFINS (Contribution for Financing Social Security) tax, because they considered that the Brazilian constitution exempted them from that levy. The large majority of the companies lost their lawsuits. Our Brazilian distribution subsidiary, AMPLA, won the lawsuit (for the period from 1996 to 2001), because the Tax Authorities forgot to appeal against the second appealable judgment. However, the Public Prosecutor’s Office of the Federal Union filed an exceptional petition known as an “action for abrogation” in an attempt to annul the firm ruling in favor of AMPLA. In December, 2003, the Regional Court of Rio de Janeiro confirmed the inadmissibility of the action for abrogation filed by the Federal Union. In December 2007, the Federal Union filed a Special Appeal against the decision of the Court in Rio, which unanimously rejected its previous appeals. This Special Appeal is addressed to the Higher Court of Justice (STJ), Court of Brasilia. In February, 2008, AMPLA was served a writ to present it pleas against the Special Appeal filed by the Federal Union. The Special Appeal was filed without the respective Extraordinary Appeal and there is jurisprudence indicating that they must be filed together, so there are arguments to deem that the Extraordinary Appeal by the Federal Union has become void. In April, 2008 the Federal Regional Court (Court of Rio) handed down a decision in which it did not accept the Special Appeal by the Federal Union, with the sole purpose of taking the discussion on the admissibility of the Action for Abrogation to the Higher Court of Justice (STJ, Court of Brasilia). In September, 2008, the decision for AMPLA to submit its pleas was published. In the same month of September, 2008, AMPLA submitted its pleas. In March, 2009, the Special Appeal filed by the Federal Union was accepted for pleadings to be examined by the STJ. In April, 2009, the decision was published. The above does not change AMPLA’s procedural situation, since the preliminary questions regarding the admissibility of the Special Appeal, which were the basis for the rejection by the Court in Rio based on the jurisprudence of the STJ itself, will necessarily have to be analyzed by the STJ. In October, 2009, the STJ rejected the Special Appeal filed by the Federal Union, because it had not been filed together with the Extraordinary Appeal. These grounds for the decision are based on the jurisprudence of the STJ itself. In November, 2009, the sentence rejecting the Special Appeal filed by the Federal Union was published. In November, 2009, the Federal Union filed an Appeal for Reconsideration of Judgment with the STJ. In December, 2009, the STJ rejected unanimously the Appeal for Reconsideration of Judgment filed by the Federal Union. The amount involved is about US$230 million.

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

c)                   The amounts recorded in consolidated comprehensive income for the year ended December 31, 2009 and 2008 are as follows:

	12-31-2009	12-31-2008
Total expense recognized on earnings	ThCh$	ThCh$
Current service cost of defined benefit plan	1,010,135	391,527
Interest cost of defined benefit plan	3,014,451	2,619,725
Total expense recognized in earnings	4,024,586	3,011,252

Recognized actuarial gains and losses	1,425,917	1,770,360

Total expense recognized in other comprehensive income	5,450,503	4,781,612

20.3          Other disclosures:

Actuarial hypothesis:

The following hypothesis was used for the actuarial calculation of defined benefit plans as of December 31, 2009 and December 31, 2008:

	Chile		Colombia
	12-31-2009	12-31-2008	12-31-2009	12-31-2008

Discount rates used	6.5%	6.5%	11.59%	10.20%
Expected rate of salary increases	3.0%	3.0%	6.48%	5.20%
Mortality tables	RV-2004 / RV-85 / RV-04	RV-2004 / RV-85 / RV-04	ISS 1980-1989	ISS 1980-1989

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

21.       DEFERRED REVENUES

Deferred revenues movements in the accompanying consolidated statement of financial position during 2009, and 2008 are detailed as follows:

Total
Deferred Income	ThCh$
Balance as of 01/01/2008:	687,008
Increases	1,083,186
Charge (credit) to profit and loss	(1,332,082)
Other	244,664
Balance as of 12/31/2008:	682,776
Increases	205,686
Charge (credit) to profit and loss	(177,144)
Other	(99,255)
Balance as of 12/31/09:	612,063

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

22.2   Foreign currency translation

The following table details translation adjustments net of taxes in the consolidated statement of financial position and the consolidated statement of change in equity for the years ended December 31, 2009 and December 31, 2008:

	December 31, 2009	December 31, 2008
Foreign Currency Translation	ThCh$	ThCh$
Emgesa	67,512,250	103,890,827
Generandes Peru S.A.	29,914,925	52,552,072
Hidroinvest S.A.	(3,704,706)	3,783,724
Endesa Argentina S.A.	477,619	15,676,907
Hidroeléctrica El Chocón S.A.	(9,910,386)	(4,912,850)
Debt foreign currency effect	2,336,200	15,628,706
Other	(25,617,497)	(1,138,003)
TOTAL	61,008,405	185,481,383

22.3   Capital management

The Company’s capital management objective is to maintain adequate capitalization levels that will ensure its access to financial markets in order to develop its medium and long-term goals, thus optimizing shareholders’ return and maintaining a solid financial position.

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

•              Proposed dividend reserves: Relate to the decrease of equity resulting from the recognition of minimum dividends payable pursuant to Article No. 79 of Chile’s Corporations Law (see note 3.p).

•              Translation reserves: This reserve is used to record the currency translation effects that arise from the following:

•                     Conversion of subsidiaries whose functional currency is not the Chilean peso (note 2.5.3), and

•                     Valuation of goodwill originating from business acquisitions of subsidiaries whose functional currency is not the Chilean peso (note 3.b.1).

•                Hedge reserves: Represent the effective portion of instruments of transactions designated as cash flow hedges (notes 3.e.4. and 3.m).

•                Miscellaneous other reserves: These reserves correspond mostly to the following:

•                     Price-level restatement effect of paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008 (Circular N° 456 of the SVS).

•                     Conversion differences existing at the date of transition to IFRS (IFRS 1 exemption “First Time Adoption”, see note 36).

22.6   Detail of comprehensive income

	January - December
	2009			2008
	ThCh$			ThCh$
	Shareholders of the Company	Minority interest	Total	Shareholders of the Company	Minority interest	Total
Net Income	627,053,406	145,046,948	772,100,354	433,177,184	124,353,651	557,530,835
Other Comprehensive Income
Charged or Credited to Retained Earnings	(887,607)	(103,727)	(991,334)	(1,279,325)	(386,030)	(1,665,355)
Actuarial gain (losses) on defined benefit pension plans	(1,039,665)	(103,727)	(1,143,392)	(1,498,204)	(386,030)	(1,884,234)
Tax effect	152,058	—	152,058	218,879	—	218,879

Credited (Charged) to Available-for-Sale Reserves	45,791	—	45,791	(46)	—	(46)
Available-for-sale financial assets	55,354	—	55,354	(55)	—	(55)
Tax effect	(9,563)	—	(9,563)	9	—	9

Credited (Charged) to Hedge Reserves	185,568,236	1,487,755	187,055,991	(270,884,586)	(2,710,359)	(273,594,945)
Cash flow hedge	231,228,576	2,515,218	233,743,794	(308,591,337)	(1,959,567)	(310,550,904)
Cash flow hedges transferred to net income	(7,157,865)	(389,867)	(7,547,732)	(19,377,407)	(1,912,374)	(21,289,781)
Tax effect	(38,502,475)	(637,596)	(39,140,071)	57,084,158	1,161,582	58,245,740

Credited (Charged) to Foreign Currency Translation	(124,472,978)	(127,204,798)	(251,677,776)	101,367,756	67,334,681	168,702,437
Foreign currency translation	(124,472,978)	(127,204,798)	(251,677,776)	101,367,756	67,334,681	168,702,437

Credited (Charged) to Other Reserves	16,465,996	(17,016)	16,448,980	(13,749,102)	—	(13,749,102)
Share of other comprehensive income (loss) of associates	14,071,676	(25,783)	14,045,893	(13,749,102)	—	(13,749,102)
Tax effect	2,394,320	8,767	2,403,087	—	—	—

Total Other Comprehensive Income	76,719,438	(125,837,786)	(49,118,348)	(184,545,303)	64,238,292	(120,307,011)

Total Comprehensive Income	703,772,844	19,209,162	722,982,006	248,631,881	188,591,943	437,223,824

22.7   Equity attributable to minority interests

The principal fluctuations on minority interests during years 2009 and 2008 are explained as follows:

On October 9, 2009, in a market transaction on the Lima Stock Exchange (Peru), Endesa Chile acquired an additional 29.3974% interest on Edegel S.A.A., for a total of ThCh$208,922,322 (US$ 375 million). This acquisition resulted in a decrease of minority interest of ThCh$127,551,963.

It is important to highlight that this acquisition was approved by the Company’s Board of Directors after their review of external valuations prepared by hired investment banks and internal valuations prepared by Management. The shares were acquired from the Peruvian company Generalima S.A.C., a subsidiary of Endesa Latinoamérica S.A.U., which is a related party to Endesa Chile.

23.    REVENUES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
Revenues	ThCh$	ThCh$

Energy sales	2,346,027,026	2,441,009,414

Other sales	12,085,420	20,557,959
Sales of products and services	12,085,420	20,557,959

Other services provided	50,127,000	70,000,800
Tolls and transmission	5,841,603	30,855,703
Lease of measurement equipment	43,947	2,631,060
Engineering services	19,960,120	14,948,168
Other services	24,281,330	21,565,869

Total Revenues	2,408,239,446	2,531,568,173

	For the year ended
	2009	2008
Other Operating Income	ThCh$	ThCh$

Other operating income	10,679,909	4,820,266

Total Other Operating Income	10,679,909	4,820,266

24.    CONSUMPTION OF RAW AND SECONDARY MATERIALS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
Consumption of raw and secondary materials	ThCh$	ThCh$

Energy purchased	(164,312,507)	(224,432,412)
Cost fuel consumed	(587,063,935)	(845,936,200)
Transportation costs	(173,035,230)	(187,324,624)
Other variable supplies and services	(51,734,217)	(46,759,899)

Total	(976,145,889)	(1,304,453,135)

25.    EMPLOYEE EXPENSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
Employee expenses	ThCh$	ThCh$

Salaries and wages	(68,688,989)	(60,038,243)
Post-employment benefit obligation expense	(483,347)	(485,030)
Social security service and other social charges	(5,641,035)	(2,688,880)
Other personnel expenses	(19,050)	(87,321)

Total	(74,832,421)	(63,299,474)

26.    DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
	ThCh$	ThCh$

Depreciation	(192,772,740)	(182,631,235)
Amortization	(3,369,335)	(3,973,340)
Impairment losses (*)	(43,999,600)	—

Total	(240,141,675)	(186,604,575)

(*) See note 13.f.5.

27.    OTHER MISCELLANEOUS OPERATING EXPENSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
Other Miscellaneous Operating Expenses	ThCh$	ThCh$

Other supplies	(2,350,841)	(2,298,270)
Environmental expenses	(3,265,413)	(3,205,718)
Lease and rental cost	(3,029,391)	(2,910,420)
Repair and maintenance	(13,136,995)	(12,923,921)
Independent professional services	(6,985,191)	(12,056,551)
Outsourced services	(18,702,738)	(13,247,171)
Insurance premiums	(12,682,484)	(9,233,688)
Marketing, public relations and advertising	(1,557,060)	(952,773)
Contributions	(1,672,172)	(1,371,164)
Other taxes and tariffs	(19,124,384)	(17,006,971)
Other supplies and services	(28,362,110)	(32,661,068)

Total Other Miscellaneous Operating Expenses	(110,868,779)	(107,867,715)

28.    FINANCIAL COSTS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
Financial Costs	ThCh$	ThCh$

Finance Expenses	(188,368,384)	(198,439,587)

Bank loans	(46,461,315)	(45,642,179)
Bonds	(103,202,475)	(127,130,691)
Finance leasing	(3,666,191)	(4,693,442)
Valuation of financial derivatives	(4,255,054)	(726,687)
Financial provisions	(3,014,451)	(2,619,725)
Other	(27,768,898)	(17,626,863)

Gain (loss) for indexed assets and liabilities	9,275,308	(18,950,333)

Foreign Currency Exchange differences, Net	(17,017,325)	(5,828,382)

Positive	29,665,246	42,223,336
Negative	(45,310,744)	(48,042,019)
Derivatives, net	(1,371,827)	(9,699)

Total Financial Costs	(196,110,401)	(223,218,302)

29.    GAIN (LOSS) FROM INVESTMENTS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods is detailed as follows:

	For the year ended
	2009	2008
Gain from investments	ThCh$	ThCh$

Cash and cash equivalents	19,525,214	19,801,293
Other financial assets	4,877,607	7,235,914
Other finance income	822,831	8,302,363

Total	25,225,652	35,339,570

30.    INCOME TAX

Income tax as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods are detailed herein. Also, the following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” to the income tax expense recorded in the accompanying consolidated statement of comprehensive income for 2009 and 2008:

	For the year ended
	2009	2008
Income tax	ThCh$	ThCh$

Current Tax Expense	(230,226,472)	(142,840,577)
Tax benefit effect from tax assets not previously recognized	12,155,622	—
Adjustments to Current Tax of Prior Period	(13,231,189)	(2,588,205)
Other Current Tax Expense	(2,799,433)	(6,486,004)

Current Tax Expense, Net	(234,101,472)	(151,914,786)

Deferred Tax Income (Expense) Relating to Origination and Reversal of Temporary Differences	48,513,831	(50,423,200)
Tax benefit effect from tax assets not previously recognized	1,700,625	—
Other Deferred Tax Income (Expense)	11,418,720	(7,839,619)

Deferred Tax Income (Expense), Net	61,633,176	(58,262,819)
Income Tax	(172,468,296)	(210,177,605)

	2009	2008
Reconciliation of Tax Expense	ThCh$	ThCh$

Tax expense using statutory rate	(160,576,672)	(130,510,434)
Tax effect of rates in other jurisdictions	(44,211,383)	(35,674,678)
Tax effect of non-taxable revenues	10,333,820	21,915,058
Tax effect of non-tax-deductible expenses	(7,419,887)	(13,507,757)
Effect of tax credit on assets not previously recognized	2,499,071	—
Tax effect from under or over provided tax in prior periods	(7,359,691)	(2,588,205)
Price-level restatement for tax purposes (investments and equity)	34,266,446	(49,811,589)
Total adjustments to tax expense using statutory rate	(11,891,624)	(79,667,171)

Income Tax	(172,468,296)	(210,177,605)

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

The following table details this segment information for 2009 and 2008.

31.2   Distribution by country

Country	Chile		Argentina		Colombia		Peru		Others		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	516,871,512	806,288,166	118,440,168	114,278,494	256,813,794	236,178,551	54,343,007	74,908,952	29,830,486	23,625,828	(33,937,725)	(13,441,108)	942,361,242	1,241,838,883
Current Operating Assets	516,871,512	806,288,166	118,440,168	114,278,494	256,813,794	236,178,551	54,343,007	74,908,952	29,830,486	23,625,828	(33,937,725)	(13,441,108)	942,361,242	1,241,838,883
Cash and Cash Equivalents	239,557,586	531,859,703	24,084,851	41,128,903	160,939,980	133,927,140	21,294,688	11,417,994	561,124	884,240	—	—	446,438,229	719,217,980
Financial assets at fair value with changes through net income	1,493,492	—	—	—	—	—	—	—	—	—	—	—	1,493,492	—
Other financial assets	42,597	—	—	—	—	—	—	—	60	—	—	—	42,657	—
Trade accounts receivable and other receivables, net	201,579,265	164,670,100	82,457,014	62,870,559	55,169,859	69,249,693	11,073,405	40,513,491	6,516,558	4,984,036	(28,530,633)	(27,202)	328,265,468	342,260,677
Accounts receivable from related companies	8,360,055	25,369,369	2,228,305	4,632,137	32,526,869	26,442,021	8,979,580	5,739,401	22,473,119	17,476,040	(5,407,092)	(13,413,906)	69,160,836	66,245,062
Inventories	18,778,149	26,585,987	3,803,384	2,207,392	6,622,526	6,559,697	10,975,529	13,788,670	—	—	—	—	40,179,588	49,141,746
Prepayments	2,138,737	1,876,417	1,404,934	1,233,456	1,554,560	—	2,016,998	1,568,626	68,847	30,085	—	—	7,184,076	4,708,584
Current tax receivable	44,053,507	52,051,837	169,612	1,081,210	—	—	2,807	1,530,723	166,372	248,134	—	—	44,392,298	54,911,904
Other assets	868,124	3,874,753	4,292,068	1,124,837	—	—	—	350,047	44,406	3,293	—	—	5,204,598	5,352,930

NON-CURRENT ASSETS	3,993,018,113	3,878,398,632	238,359,902	420,434,264	1,228,326,578	1,423,563,041	785,935,394	1,138,957,979	48,511,519	68,210,295	(1,067,160,136)	(1,492,497,729)	5,226,991,370	5,437,066,482
Available-for-sale financial assets	2,487,796	2,431,165	—	—	—	—	—	—	—	1,342	—	—	2,487,796	2,432,507
Other financial assets	1,063,377	1,655,343	—	—	—	—	—	—	—	—	—	—	1,063,377	1,655,343
Trade accounts receivable and other receivables, net	2,378,486	57,079,072	61,013,486	90,101,827	3,028,768	3,085,562	—	—	295,725	3,145,871	—	—	66,716,465	153,412,332
Accounts receivable from related companies	(76,986)	7,496,627	—	—	—	—	—	—	76,986	78,859	—	(7,575,486)	—	—
Investments in associates accounted for using the equity method	1,598,184,456	1,523,350,874	4,698,977	96,675,083	1,366	—	47,596,359	290,945,562	26,488,936	40,486,656	(1,102,872,803)	(1,414,755,145)	574,097,291	536,703,030
Intangible assets, net	8,021,312	34,614,920	2,780,777	3,840,823	17,245,016	19,239,677	11,556,650	199,529	16,879,892	19,059,463	91,700,310	—	148,183,957	76,954,412
Property, plant and equipment, net	2,359,882,964	2,228,924,622	147,343,811	205,984,029	1,148,817,647	1,331,396,777	724,212,506	841,810,598	2,720,075	2,945,690	(55,987,643)	(70,167,098)	4,326,989,360	4,540,894,618
Deferred tax assets	20,016,869	21,980,616	12,629,862	11,706,774	58,141,132	68,671,434	2,152,412	5,544,615	1,983,851	2,422,945	—	—	94,924,126	110,326,384
Hedging instruments	509,760	—	—	—	—	—	80,862	—	—	—	—	—	590,622	—
Other assets	550,079	865,393	9,892,989	12,125,728	1,092,649	1,169,591	336,605	457,675	66,054	69,469	—	—	11,938,376	14,687,856

TOTAL ASSETS	4,509,889,625	4,684,686,798	356,800,070	534,712,758	1,485,140,372	1,659,741,592	840,278,401	1,213,866,931	78,342,005	91,836,123	(1,101,097,861)	(1,505,938,837)	6,169,352,612	6,678,905,365

Country	Chile		Argentina		Colombia		Peru		Others		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
NET EQUITY AND LIABILITIES	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	635,092,821	799,617,498	143,807,722	163,211,243	130,634,275	282,665,428	71,313,577	121,038,408	12,790,003	10,467,833	(12,536,717)	(21,356,282)	981,101,681	1,355,644,128
Current Operating Liabilities	635,092,821	799,617,498	143,807,722	163,211,243	130,634,275	282,665,428	71,313,577	121,038,408	12,790,003	10,467,833	(12,536,717)	(21,356,282)	981,101,681	1,355,644,128
Interest-bearing loans	188,704,590	434,922,470	61,178,560	80,193,716	57,137,900	148,527,035	38,334,893	76,474,333	—	—	—	—	345,355,943	740,117,554
Other financial liabilities	420,822	—	275,969	—	—	—	—	—	—	—	—	—	696,791	—
Trade accounts payable and other payables	293,794,226	244,668,613	29,973,620	40,139,578	28,526,181	23,502,230	20,319,427	38,106,135	1,258,402	1,370,661	—	(112,200)	373,871,856	347,675,017
Accounts payable to related companies	65,008,007	57,134,259	29,954,939	31,255,408	2,477,464	65,570,261	262,056	256,607	5,388,310	4,423,856	(12,536,717)	(21,244,082)	90,554,059	137,396,309
Provisions	25,922,905	26,494,199	1,163,928	1,108,306	26,684	—	2,790,365	2,536,882	3,489,342	3,567,074	—	—	33,393,224	33,706,461
Current tax payable	57,461,125	31,637,347	20,817,793	9,968,471	37,298,367	39,446,971	8,066,064	2,415,671	302,083	497,788	—	—	123,945,432	83,966,248
Other liabilities	2,638,986	4,691,756	409,951	525,858	2,086,648	2,025,949	1,540,772	1,248,780	1,992,839	218,145	—	—	8,669,196	8,710,488
Deferred revenues	89,440	58,936	—	—	—	—	—	—	359,027	390,309	—	—	448,467	449,245
Post-employment benefit obligations	367,702	—	—	—	3,081,031	3,592,982	—	—	—	—	—	—	3,448,733	3,592,982
Hedging instruments	685,018	9,918	32,962	19,906	—	—	—	—	—	—	—	—	717,980	29,824

NON-CURRENT LIABILITIES	1,310,130,077	1,676,261,636	122,228,745	164,365,394	424,071,893	342,424,533	358,335,279	415,637,559	17,632,214	22,617,897	850,871	—	2,233,249,079	2,621,307,019
Interest-bearing loans	1,089,852,354	1,445,905,323	97,956,798	129,801,713	406,377,244	322,668,484	197,794,571	236,168,778	—	—	—	—	1,791,980,967	2,134,544,298
Trade accounts payable and other payables	7,361,867	13,212,182	—	—	—	—	—	—	207,872	40,190	—	—	7,569,739	13,252,372
Provisions	9,246,395	1,093,483	—	—	430,975	571,426	10,482,637	1,516,129	578	109,487	—	—	20,160,585	3,290,525
Deferred tax liabilities	184,228,532	203,427,245	12,848,716	18,177,626	—	—	147,818,131	173,985,784	2,981,240	3,783,730	—	—	347,876,619	399,374,385
Other liabilities	9,964,125	1,258,605	10,733,441	15,374,333	—	—	—	—	12,788,275	16,803,476	850,871	—	34,336,712	33,436,414
Deferred revenues	163,596	233,531	—	—	—	—	—	—	—	—	—	—	163,596	233,531
Post-employment benefit obligations	9,313,208	8,814,659	—	—	17,263,674	19,184,623	—	—	1,654,249	1,881,014	—	—	28,231,131	29,880,296
Hedging instruments	—	2,316,608	689,790	1,011,722	—	—	2,239,940	3,966,868	—	—	—	—	2,929,730	7,295,198

NET EQUITY	2,564,666,727	2,208,807,664	90,763,603	207,136,121	930,434,204	1,034,651,631	410,629,545	677,190,964	47,919,788	58,750,393	(1,089,412,015)	(1,484,582,555)	2,955,001,852	2,701,954,218
Net Equity Attributable to Shareholders of the Company	2,564,666,727	2,208,807,664	90,763,603	207,136,121	930,434,204	1,034,651,631	410,629,545	677,190,964	47,919,788	58,750,393	(1,089,412,015)	(1,484,582,555)	2,069,085,642	1,598,730,012
Issued share capital	2,114,323,325	2,135,893,727	84,324,737	223,680,953	259,460,190	298,494,955	164,297,758	658,543,384	144,937,116	144,937,116	(1,229,620,484)	(1,923,827,493)	1,537,722,642	1,537,722,642
Reserves	(683,420,776)	(850,292,883)	1,707,825	(31,223,039)	532,944,218	620,159,057	224,415,743	(29,555,276)	(27,119,572)	(27,204,184)	68,206,630	676,594,567	(769,182,142)	(744,745,964)
Retained Earnings	1,133,764,178	923,206,820	4,731,041	14,678,207	138,029,796	115,997,619	21,916,044	48,202,856	(69,897,756)	(58,982,539)	72,001,839	(237,349,629)	1,300,545,142	805,753,334

Minority Interests	—	—	—	—	—	—	—	—	—	—	—	—	885,916,210	1,103,224,206

Total Net Equity and Liabilities	4,509,889,625	4,684,686,798	356,800,070	534,712,758	1,485,140,372	1,659,741,592	840,278,401	1,213,866,931	78,342,005	91,836,123	(1,101,097,861)	(1,505,938,837)	6,169,352,612	6,678,905,365

Country	Chile		Argentina		Colombia		Peru		Others		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
For the years ended December 31, 2009 and 2008	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
INCOME	1,369,647,333	1,605,336,868	296,577,889	284,227,984	500,964,413	401,470,271	213,624,981	208,496,821	39,001,367	36,856,495	(896,628)	—	2,418,919,355	2,536,388,439
Sales	1,363,467,495	1,603,713,760	293,388,675	284,077,914	500,829,922	401,257,389	212,448,615	205,662,615	39,001,367	36,856,495	(896,628)	—	2,408,239,446	2,531,568,173
Energy sales	1,349,609,938	1,551,715,509	293,388,675	284,077,914	500,175,971	400,576,991	202,852,442	204,588,804	—	50,196	—	—	2,346,027,026	2,441,009,414
Other sales	6,009,988	14,564,928	—	—	—	—	—	—	6,075,432	5,993,031	—	—	12,085,420	20,557,959
Other services	7,847,569	37,433,323	—	—	653,951	680,398	9,596,173	1,073,811	32,925,935	30,813,268	(896,628)	—	50,127,000	70,000,800

Other operating income	6,179,838	1,623,108	3,189,214	150,070	134,491	212,882	1,176,366	2,834,206	—	—	—	—	10,679,909	4,820,266

Procurement and Services	(511,521,900)	(871,056,362)	(208,539,466)	(206,239,901)	(184,067,482)	(128,688,480)	(72,013,860)	(98,453,175)	(3,181)	(15,217)	—	—	(976,145,889)	(1,304,453,135)
Power purchased	(52,310,897)	(134,937,913)	(9,375,553)	(12,067,418)	(91,955,452)	(47,123,986)	(10,670,605)	(30,303,095)	—	—	—	—	(164,312,507)	(224,432,412)
Cost of fuel consumed	(345,812,585)	(606,484,644)	(180,160,003)	(179,081,276)	(20,572,023)	(10,740,338)	(40,516,143)	(49,625,820)	(3,181)	(4,122)	—	—	(587,063,935)	(845,936,200)
Transportation expenses	(107,314,035)	(122,578,858)	(5,363,800)	(4,689,649)	(46,663,960)	(45,787,546)	(13,693,435)	(14,257,476)	—	(11,095)	—	—	(173,035,230)	(187,324,624)
Other variable procurement costs and services	(6,084,383)	(7,054,947)	(13,640,110)	(10,401,558)	(24,876,047)	(25,036,610)	(7,133,677)	(4,266,784)	—	—	—	—	(51,734,217)	(46,759,899)

CONTRIBUTION MARGIN	858,125,433	734,280,506	88,038,423	77,988,083	316,896,931	272,781,791	141,611,121	110,043,646	38,998,186	36,841,278	(896,628)	—	1,442,773,466	1,231,935,304

Work on non-current assets	—	—	—	—	517,847	330,981	214,054	169,334	—	—	—	—	731,901	500,315
Employee expenses	(29,654,313)	(25,162,701)	(10,769,163)	(8,817,954)	(10,959,497)	(7,918,996)	(6,537,925)	(5,650,625)	(17,643,424)	(16,249,513)	—	—	(75,564,322)	(63,799,789)
Other fixed operating expenses	(48,246,105)	(45,421,082)	(11,675,874)	(11,200,880)	(19,127,781)	(17,815,369)	(21,025,750)	(16,556,810)	(11,689,897)	(17,637,815)	896,628	764,241	(110,868,779)	(107,867,715)

GROSS PROFIT FROM OPERATIONS	780,225,015	663,696,723	65,593,386	57,969,249	287,327,500	247,378,407	114,261,500	88,005,545	9,664,865	2,953,950	—	764,241	1,257,072,266	1,060,768,115

Depreciation, amortization and impairment losses	(140,184,964)	(95,960,199)	(22,642,765)	(20,684,846)	(36,516,121)	(30,560,196)	(38,212,838)	(36,233,239)	(2,584,987)	(3,166,095)	—	—	(240,141,675)	(186,604,575)

OPERATING INCOME	640,040,051	567,736,524	42,950,621	37,284,403	250,811,379	216,818,211	76,048,662	51,772,306	7,079,878	(212,145)	—	764,241	1,016,930,591	874,163,540

Net Finance Cost	(89,797,956)	(103,738,107)	(27,712,641)	(25,609,868)	(42,513,775)	(43,391,504)	(23,600,707)	(15,330,574)	(461,910)	12,931,325	13,292,506	(13,756,340)	(170,794,483)	(188,895,068)
Financial income	8,827,766	15,421,392	2,466,727	3,173,056	11,968,380	5,364,390	1,341,180	248,487	950,486	10,179,668	(238,621)	(63,759)	25,315,918	34,323,234
Financial expenses	(90,264,314)	(119,695,637)	(16,457,318)	(13,908,953)	(54,646,985)	(48,548,045)	(25,576,058)	(15,579,061)	(1,662,330)	(771,650)	238,621	63,759	(188,368,384)	(198,439,587)
Income (loss) for indexed assets and liabilities	9,009,669	(16,686,361)	—	—	—	—	—	—	265,639	(2,263,972)	—	—	9,275,308	(18,950,333)
Foreign currency exchange differences	(17,371,077)	17,222,499	(13,722,050)	(14,873,971)	164,830	(207,849)	634,171	—	(15,705)	5,787,279	13,292,506	(13,756,340)	(17,017,325)	(5,828,382)
Positive	28,981,945	47,547,505	1,904,563	1,406,927	263,663	128,111	635,100	—	—	6,887,434	—	(13,756,340)	31,785,271	42,213,637
Negative	(46,353,022)	(30,325,006)	(15,626,613)	(16,280,898)	(98,833)	(335,960)	(929)	—	(15,705)	(1,100,155)	13,292,506	—	(48,802,596)	(48,042,019)

Share of the profit of associates accounted for using the equity method	88,336,170	73,631,341	186,494	363,873	—	—	9,935,172	8,136,376	—	—	—	—	98,457,836	82,131,590
Gain (loss) from investments	(55,494)	—	—	—	(34,772)	252,022	—	764,314	—	—	—	—	(90,266)	1,016,336
Gain (loss) on sale of non-current assets not held for sale	34,186	(336,047)	—	—	83,708	167,699	(78,969)	(1,530,052)	26,047	990,442	—	—	64,972	(707,958)

NET INCOME BEFORE TAXES	638,556,957	537,293,711	15,424,474	12,038,408	208,346,540	173,846,428	62,304,158	43,812,370	6,644,015	13,709,622	13,292,506	(12,992,099)	944,568,650	767,708,440

Income taxes	(76,281,986)	(131,655,968)	(6,168,376)	(4,511,350)	(69,788,953)	(57,450,682)	(21,497,520)	(14,500,266)	1,268,539	(2,059,339)	—	—	(172,468,296)	(210,177,605)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	562,274,971	405,637,743	9,256,098	7,527,058	138,557,587	116,395,746	40,806,638	29,312,104	7,912,554	11,650,283	13,292,506	(12,992,099)	772,100,354	557,530,835
Gain (loss) of discontinued operations, net of tax	—	—	—	—	—	—
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS	562,274,971	405,637,743	9,256,098	7,527,058	138,557,587	116,395,746	40,806,638	29,312,104	7,912,554	11,650,283	13,292,506	(12,992,099)	772,100,354	557,530,835

NET INCOME	562,274,971	405,637,743	9,256,098	7,527,058	138,557,587	116,395,746	40,806,638	29,312,104	7,912,554	11,650,283	13,292,506	(12,992,099)	772,100,354	557,530,835
Shareholders of the Company	562,274,971	—	—	—	—	—	—	—	—	—	—	—	627,053,406	433,177,184
Minority interest	—	—	—	—	—	—	—	—	—	—	—	—	145,046,948	124,353,651

32     GUARANTEE COMMITMENTS TO THIRD PARTY, OTHER CONTINGENT ASSETS AND LIABILITIES AND OTHER COMMITMENTS

32.1  Direct guarantees

			Type	Committed Assets			Outstanding balance
	Debtor		of			Book	as of December 31,			Guarantee release date
Creditor of Guarantee	Name	Relationship	Guarantee	Type	Currency	value	Currency	2009	2008	2010	Assets	2011	Assets
Creditor Bank	Pangue S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$	86,239,360	ThCh$	370,984	1,586,880	—	—	—	—
Soc. de energía de la República de Argentina	Endesa Argentina, Endesa Costanera	Creditor	Pledge	Shares	ThCh$	1,617,383	ThCh$	2,923,298	6,289,519	—	—	—	—
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	54,056,510	ThCh$	72,279,911	90,716,919	—	—	—	—
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	15,853,655	ThCh$	4,346,571	13,638,215	—	—	—	—
Various Creditors	Endesa Parent Company	Creditor	Guarantees		ThCh$	—	ThCh$	2,728,493	508,461	—	—	—	—
Various Creditors	Edegel	Creditor	Pledge	Real Estate and Equipment	ThCh$	105,294,764	ThCh$	574,239	57,563,928	—	—	—	—
Banco Santander (Underwriter)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	10,127,465	ThCh$	93,151,966	94,205,737	—	—	—	—

As of December 31, 2009, Endesa Chile had future energy purchase commitments of ThCh$ 13,196,131 (ThCh$ 50,485,248 as of December 31, 2008).

32.2  Indirect guarantees

Creditor			Committed Assets			Outstanding balance
of	Debtor		Type of	Type	Value	as of December 31,			Guarantee release date
Guarantee	Name	Relationship	Guarantee	Currency	Accounting	Currency	2009	2008	2010	Assets	2011	Assets	2012	Assets

Vestas Eólicas S.A.U.	Endesa Eco S.A.	Subsidiary	Co-signer	ThCh$		ThCh$	—	7,923,754	—	—	—	—	—	—

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

33      PERSONNEL FIGURES

Endesa Chile’s personnel, including information regarding subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2009 and December 31, 2008:

	12-31-2009
	Managers	Professionals	Workers
	and Principal	and	and		Average
Country	Executives	Technicians	Others	Total	for the period
Chile	46	1,084	207	1,337	1,396
Argentina	7	305	20	332	326
Brazil	—	4	2	6	4
Peru	7	216	18	241	247
Colombia	9	386	20	415	415
Total	69	1,995	267	2,331	2,387

	12-31-2008
	Managers	Professionals	Workers
	and Principal	and	and		Average
Country	Executives	Technicians	Others	Total	for the period
Chile	48	1,149	234	1,431	1,330
Argentina	7	295	23	325	326
Peru	7	216	19	242	229
Colombia	7	374	23	404	402
Total	69	2,034	299	2,402	2,288

34     SUBSEQUENT EVENTS

No significant subsequent events have occurred between December 31, 2009 and the date of issuance of these consolidated financial statements.

35     ENVIRONMENT

Environmental expenses for the year ended December 31, 2009 and December 31, 2008 are detailed as follows:

Company incurring the cost	Project	12-31-2009 ThCh$	12-31-2008 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric power plants (HEPP) and thermoelectric power plants.	3,859,367	3,330,696
Hidroeléctrica el Chocón S.A.	ISO 14,001 audit, environmental monitoring and updating of environmental standards.	—	9,205
Edegel S.A.	Environmental monitoring, waste management, mitigation and restoration.	667,059	—
Endesa Costanera S.A.	Air quality monitoring, liquid waste monitoring, smokestack gas monitoring, Nox and SO2 measurements. Environmental noise level monitoring, cleaning of hydrocarbon separation chambers, environmental standards. Fuel quality control, prevention of hydrocarbon spills.	—	373,796
Total		4,526,426	3,713,697

36     ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Prior to 2009, the Group issued its consolidated financial statements in accordance with Generally Accepted Accounting Principles in Chile (hereinafter “Chilean GAAP”).

In 2009, the Group began issuing its consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”); as a consequence the date of transition to IFRS is January 1, 2008.

The Group has presented financial information to its parent company, ENDESA, S.A under IFRS, for consolidation purposes, since the year ended as of December 31, 2005, considering January 1, 2004 as the transition date.

Transition of the consolidated financial statements of Endesa Chile to IFRS has been carried out through the application of IFRS 1: First-time adoption of International Financial Reporting Standards, applying the exemption provided in paragraph 24 a), and considering first-time application adjustments retroactively from the date adopted by the parent company, ENDESA, S.A., i.e. January 1, 2004.

IFRS 1 allows first-time adopters certain exemptions from general requirements.  The main exceptions applied by Endesa Chile are as follows:

•      Not reprocessing business combinations occurring before January 1, 2004 (exemption from IFRS 3).

•      Considering the amortized cost as of January 1, 2004, including revaluations of assets that took place in the different countries where the Group operates, as the deemed cost of Property, Plant and Equipment and Intangibles (exemption from IAS 16 and IAS 38).

•      IAS 21: Accumulated foreign currency translations from all foreign operations are considered to be zero as of January 1, 2004.

The following details provide a reconciliation between Chilean GAAP and IFRS of the Company’s consolidated equity as of January 1, 2008, and consolidated equity, net income and cash flows as of and for the year ended December 31, 2008:

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 12/31/2008	2,364,523,995	—	2,364,523,995
Incorporation of minority interest	—	1,192,716,624	1,192,716,624	(1)
Elimination of price-level restatement	(436,859,977)	(7,050,230)	(443,910,207	)(2)
Goodwill	107,429,164	5,302,629	112,731,793	(3)
Deferred tax	(68,549,006)	(33,941,077)	(102,490,083	)(4)
Minimum dividend	(87,036,762)	(887,868)	(87,924,630	)(6)
Elimination of TB 64	(306,527,845)	(58,321,210)	(364,849,055	)(5)
Other	25,750,443	5,405,338	31,155,781
Total IFRS adjustments	(765,793,983)	(89,492,418)	(855,286,401)
Net Equity under IFRS at 12/31/2008	1,598,730,012	1,103,224,206	2,701,954,218

	Net income attributable to the shareholders of the Company	Net income attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Income under Chilean GAAP for the year ended 12/31/2008	442,591,967	180,686,406	623,278,373
Elimination of price-level restatement	(83,336,719)	(1,568,062)	(84,904,781	)(2)
Amortization of goodwill	498,361	686,518	1,184,879	(3)
Deferred taxes	(36,182,329)	(8,146,081)	(44,328,410	)(4)
Elimination of TB 64	108,039,346	(47,659,698)	60,379,648	(5)
Other	1,566,558	354,568	1,921,126
Total IFRS adjustments	(9,414,783)	(56,332,755)	(65,747,538)
Net Income under IFRS for the year ended 12/31/2008	433,177,184	124,353,651	557,530,835

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 01/01/2008	1,884,226,640	—	1,884,226,640
Incorporation of minority interest		886,882,586	886,882,586	(1)
Elimination of price-level restatement	(265,577,228)	(4,496,860)	(270,074,088	)(2)
Goodwill	104,915,533	5,723,557	110,639,090	(3)
Deferred tax	(86,649,736)	(22,690,142)	(109,339,878	)(4)
Minimum dividend	(38,433,991)	(513,097)	(38,947,088	)(6)
Elimination of TB 64	(92,358,956)	65,807,019	(26,551,937	)(5)
Other	31,576,749	6,859,379	38,436,128
Total IFRS adjustments	(346,527,629)	50,689,856	(295,837,773)
Net Equity under IFRS at 1/1/2008	1,537,699,011	937,572,442	2,475,271,453

	Chilean GAAP Cash and cash equivalents 12/31/2008	Adjustments	IFRS Cash and cash equivalents 12/31/2008
	ThCh$	ThCh$	ThCh$
Chilean GAAP ending balance	702,366,035		702,366,035
Incorporation of proportionally consolidated companies:
GasAtacama	—	13,365,450	13,365,450
Hidroaysén	—	2,771,850	2,771,850
Other	—	714,645	714,645
Total	702,366,035	16,851,945	719,217,980

	Chilean GAAP cash flow 12/31/2008	Adjustments	IFRS cash flow 12/31/2008
	ThCh$	ThCh$	ThCh$
Net Income for the period of parent company	442,591,967	(9,414,783)	433,177,184
Minority interests	180,686,406	(56,332,755)	124,353,651
Gain (loss) on sale of assets and others	14,735	(323,113)	(308,378)
Charges (credits) to profit and loss that do not represent cash flows	132,281,142	(21,965,913)	110,315,229
Changes in assets that affect cash flows	10,762,828	(69,041,989)	(58,279,161)
Changes in liabilities that affect cash flows	100,447,124	241,232,773	341,679,897

Net positive (negative) cash flows provided by operating activities	866,784,202	84,154,220	950,938,422
Cash flows from financing activities	4,989,328	(151,463,166)	(146,473,838)
Net cash flows from investing activities	(278,088,592)	76,416,575	(201,672,017)
Total positive (negative) net cash flows	593,684,938	9,107,629	602,792,567

Effect of inflation on cash and cash equivalents	(1,291,363)	2,620,911	1,329,548
Net increase (decrease) in cash and cash equivalents	592,393,575	11,728,540	604,122,115

Beginning balance of cash and cash equivalents	109,972,460	5,123,405	115,095,865
Ending balance of cash and cash equivalents as of 12/31/2008	702,366,035	121,842,334	719,217,980

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

2.   Price-level restatement

Price-level restatement recognized under Chilean GAAP is eliminated as inflation adjustments are only accepted under IFRS when the functional currency relates to a hyperinflationary economy. Neither Chile nor any of the other countries in which the Group’s investments are located qualify as hyperinflationary countries, based on the requirements established in IAS No. 29 “Financial Reporting in Hyperinflationary Economies”.

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

Under Chilean GAAP, deferred taxes are determined similar to IFRS; however, certain exemptions established by Technical Bulletin No. 60 “Accounting for Income Taxes and Deferred Taxes” issued by the Chilean Institute of Accountants and other complementary bulletins result in differences with IFRS that must be adjusted in the adoption process.

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

6.   Minimum dividend

Article No. 79 of Chile’s Corporations Law establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

Under IFRS, as it is practically impossible to achieve unanimous agreement given Endesa Chile’s highly fragmented share capital, the obligation must be accounted for on an accrual basis, net of any interim dividends approved as of period end. Under Chilean GAAP, this obligation is not accounted for until the dividend is approved at a shareholders’ meeting.

37     FINANCIAL STATEMENTS OF PRINCIPAL SUBSIDIARIES

A summary of condensed consolidated and individual financial information for the Group is as follows:

CONDENSED FINANCIAL INFORMATION FOR THE GROUP PER SUBSIDIARY

	12-31-2009
	Current assets	Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenues	Expenses	Income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENDESA ECO	20,342,545	141,348,885	161,691,430	(151,709,864)	(19,897,730)	(171,607,594)	5,363,817	(13,478,980)	(8,115,163)
PEHUENCHE	66,918,651	250,679,247	317,597,898	(93,120,578)	(41,741,967)	(134,862,545)	199,025,325	(44,152,639)	154,872,686
SAN ISIDRO	53,986,693	85,953,344	139,940,037	(34,584,533)	(16,770,373)	(51,354,906)	119,444,441	(107,229,856)	12,214,585
PANGUE	64,692,377	139,047,187	203,739,564	(77,357,564)	(14,588,592)	(91,946,156)	102,435,170	(27,600,506)	74,834,664
CELTA	18,895,799	79,166,484	98,062,283	(4,768,430)	(6,362,133)	(11,130,563)	59,026,738	(52,369,255)	6,657,483
ENIGESA	1,656,913	3,559,633	5,216,546	(835,342)	(131,357)	(966,699)	5,278,311	(3,994,880)	1,283,431
INGENDESA	10,755,422	1,206,290	11,961,712	(6,729,033)	(1,825,356)	(8,554,389)	27,630,988	(25,766,921)	1,864,067
INV. ENDESA NORTE	—	25,157,716	25,157,716	(3,224,334)	—	(3,224,334)	—	(166,553)	(166,553)
TUNEL EL MELON	17,507,583	18,587,880	36,095,463	(2,090,726)	(15,675,501)	(17,766,227)	6,092,068	(1,160,459)	4,931,609
ENDESA ARGENTINA	2,955,460	38,713,348	41,668,808	(44,707)	—	(44,707)	413,719	123,951	537,670
ENDESA COSTANERA	46,132,764	139,465,744	185,598,508	(108,896,949)	(73,587,167)	(182,484,116)	228,090,396	(238,967,631)	(10,877,235)
HIDROINVEST	11,067,591	27,827,113	38,894,704	(347,897)	—	(347,897)	3,941,241	611,450	4,552,691
HIDROELÉCTRICA EL CHOCÓN S.A.	59,552,103	91,442,295	150,994,398	(35,636,058)	(48,641,578)	(84,277,636)	65,298,279	(46,084,169)	19,214,110
SCP ARGENTINA	58,317	1,401,197	1,459,514	(208,178)	—	(208,178)	—	(2,672)	(2,672)
EMGESA	256,813,794	1,228,326,578	1,485,140,372	(130,634,275)	(424,071,893)	(554,706,168)	500,829,922	(362,272,335)	138,557,587
GENERANDES PERU	195,754	189,546,962	189,742,716	(30,872)	—	(30,872)	19,653,352	(165,000)	19,488,352
EDEGEL	50,563,350	699,489,852	750,053,202	(55,480,341)	(309,812,958)	(365,293,299)	197,723,819	(162,768,423)	34,955,396
CHINANGO	3,874,902	103,736,922	107,611,824	(16,093,363)	(61,224,726)	(77,318,089)	15,511,080	(14,352,555)	1,158,525
TRANSQUILLOTA	644,435	5,099,241	5,743,676	(740,067)	(438,364)	(1,178,431)	1,163,684	(603,983)	559,701
HIDROAYSÉN	4,136,868	44,323,280	48,460,148	(18,926,306)	—	(18,926,306)	—	(3,056,976)	(3,056,976)
GASATACAMA	57,217,616	158,174,887	215,392,503	(93,938,500)	(21,233,800)	(115,172,300)	171,652,188	(159,554,219)	12,097,969

	12-31-2008
	Current assets	Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenues	Expenses	Income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENDESA ECO	9,160,899	86,918,567	96,079,466	(94,894,579)	(2,460,069)	(97,354,648)	4,678,789	(5,576,689)	(897,900)
PEHUENCHE	98,565,080	262,333,664	360,898,744	(71,944,490)	(78,543,839)	(150,488,329)	306,489,664	(96,689,648)	209,800,016
SAN ISIDRO	39,398,828	98,193,340	137,592,168	(33,582,047)	(25,707,596)	(59,289,643)	182,348,450	(136,505,591)	45,842,859
PANGUE	52,174,003	142,803,816	194,977,819	(34,601,400)	(64,770,503)	(99,371,903)	120,046,420	(65,396,606)	54,649,814
CELTA	14,856,797	88,151,582	103,008,379	(13,395,940)	(9,336,786)	(22,732,726)	56,011,301	(54,300,966)	1,710,335
ENIGESA	1,740,842	2,723,632	4,464,474	(1,180,298)	(147,394)	(1,327,692)	5,222,394	(3,969,561)	1,252,833
INGENDESA	10,206,362	1,747,644	11,954,006	(6,050,212)	(2,183,052)	(8,233,264)	27,154,724	(23,823,914)	3,330,810
INV. ENDESA NORTE	—	39,891,570	39,891,570	(3,057,780)	—	(3,057,780)	6,593,176	(310,198)	6,282,978
TUNEL EL MELON	11,703,571	23,846,107	35,549,678	(203,148)	(20,287,451)	(20,490,599)	6,007,859	(5,925,434)	82,425
ENDESA ARGENTINA	3,411,854	50,160,910	53,572,764	(58,429)	—	(58,429)	2,686,011	105,890	2,791,901
ENDESA COSTANERA	69,796,986	186,194,725	255,991,711	(135,670,744)	(102,513,617)	(238,184,361)	239,937,200	(241,516,233)	(1,579,033)
HIDROINVEST	9,568,629	49,436,908	59,005,537	(415,269)	—	(415,269)	4,957,341	613,969	5,571,310
HIDROELÉCTRICA EL CHOCÓN S.A.	38,632,868	134,523,941	173,156,809	(34,756,759)	(61,851,777)	(96,608,536)	44,140,714	(36,121,439)	8,019,275
SCP ARGENTINA	84,049	879,566	963,615	(287,720)	—	(287,720)	—	(125,246)	(125,246)
EMGESA	223,262,957	1,436,478,635	1,659,741,592	(282,665,428)	(342,424,533)	(625,089,961)	401,257,389	(284,861,643)	116,395,746
GENERANDES PERU	686,919	237,901,179	238,588,098	(20,674)	—	(20,674)	13,518,242	(1,600,845)	11,917,397
EDEGEL	74,222,033	901,056,800	975,278,833	(121,017,734)	(415,637,559)	(536,655,293)	205,662,615	(174,891,194)	30,771,421
TRANSQUILLOTA	1,097,749	5,579,306	6,677,055	(2,133,630)	(538,380)	(2,672,010)	695,960	(327,305)	368,655
HIDROAYSÉN	4,580,582	31,452,335	36,032,917	(3,357,877)	(84,194)	(3,442,071)	—	(1,458,875)	(1,458,875)
GASATACAMA	70,012,385	198,620,784	268,633,169	(41,912,166)	(116,558,569)	(158,470,735)	276,831,796	(270,238,523)	6,593,273

The following Appendixes (1, 2 and 3) are part of the notes to the consolidated financial statements.

APPENDIX NO. 1 ENDESA CHILE GROUP COMPANIES

This appendix is part of note 2.4 “Subsidiaries and jointly-controlled entities”.

Company	% Ownership Interest as of 12/31/09		% Ownership Interest as of 12/31/2008			Corporate
(In alphabetical order)	Control	Economic	Control	Economic	Relationship	Domicile	Activity

Atacama Finance Co	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Grand Cayman (Cayman Islands)	Holding Company
Central Eólica Canela S.A.	75.00%	75.00%	75.00%	75.00%	Subsidiary	Santiago de Chile (Chile)	Promoting and developing renewable energy projects
Centrales Hidroeléctricas de Aysén S.A.	51.00%	51.00%	51.00%	51.00%	Jointly Controlled	Santiago de Chile (Chile)	Developing and operating hydroelectric project
Chinango S.A.C.	80.00%	49.97%	—	—	Subsidiary	Lima (Peru)	Generating, retailing and distributing electric energy
Compañía Eléctrica San Isidro S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Compañía Eléctrica Tarapacá S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Consorcio Ara- Ingendesa Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Project engineering consulting
Consorcio Ingendesa Minimetal Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Engineering services
Edegel S.A.A	83.60%	62.46%	54.20%	33.06%	Subsidiary	Lima (Peru)	Generating, retailing and distributing electric energy

Company	% Ownership Interest as of 12/31/2009		% Ownership Interest as of 12/31/2008			Corporate
(In alphabetical order)	Control	Economic	Control	Economic	Relationship	Domicile	Activity

Emgesa S.A. E.S.P.	26.87%	26.87%	26.87%	26.87%	Subsidiary	Bogota (Colombia)	Generating electric energy
Empresa de Ingeniería Ingendesa S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Providing engineering services
Empresa Eléctrica Pangue S.A.	94.99%	94.99%	94.99%	94.99%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Empresa Eléctrica Pehuenche S.A.	92.65%	92.65%	92.65%	92.65%	Subsidiary	Santiago de Chile (Chile)	Complete cycle of electric energy
Endesa Argentina S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Holding Company
Endesa Costanera S.A.	69.76%	69.76%	69.76%	69.76%	Subsidiary	Buenos Aires (Argentina)	Generating and retailing electricity
Endesa Eco S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Renewable energy projects
Endesa Inversiones Generales S.A.	100.00%	99.96%	100.00%	99.96%	Subsidiary	Santiago de Chile (Chile)	Holding Company
Energex Co.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Grand Cayman (Cayman Islands)	Holding Company
GasAtacama S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Managing and directing companies
Gasoducto Atacama Argentina S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas
Gasoducto Atacama Chile S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas

Company	% Ownership Interest as of 12/31/2009		% Ownership Interest as of 12/31/2008			Corporate
(In alphabetical order)	Control	Economic	Control	Economic	Relationship	Domicile	Activity

Gasoducto Taltal Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas
Generandes Perú S.A.	61.00%	61.00%	61.00%	61.00%	Subsidiary	Lima (Peru)	Holding Company
Hidroaysén Transmisión S.A.	51.00%	51.00%	51.00%	51.00%	Jointly Controlled	Santiago de Chile (Chile)	Developing electricity transmission systems
Hidroeléctrica El Chocón S.A.	67.67%	65.37%	67.67%	65.37%	Subsidiary	Buenos Aires (Argentina)	Producing and retailing electric energy
Hidroinvest S.A.	96.09%	96.09%	96.09%	96.09%	Subsidiary	Buenos Aires (Argentina)	Holding Company
Ingendesa do Brasil Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Rio de Janeiro (Brazil)	Project engineering consulting
Inversiones Endesa Norte S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Energy investment projects in northern Chile
Inversiones GasAtacama Holding Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting natural gas
Progas S.A.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Distributing gas
Sociedad Concesionaria Túnel El Melón S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Executing, constructing and operating El Melon Tunnel
Sociedad Consorcio Ingendesa-Ara Limitada	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Providing engineering services
Sociedad Portuaria Central Cartagena S.A.	94.95%	25.52%	—	—	Subsidiary	Bogota (Colombia)	Administration of port facilities
Southern Cone Power Argentina S.A.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Holding Company
Transmisora Eléctrica de Quillota Ltda.	50.00%	50.00%	50.00%	50.00%	Jointly Controlled	Santiago de Chile (Chile)	Transporting and distributing electric energy

APPENDIX NO. 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of note 2.4.1 “Changes in the scope of consolidation”.

	% Ownership interest			% Ownership interest
	as of December 31, 2009			as of December 31, 2008
Company	Control	Economic	Consolidation	Control	Economic	Consolidation

Sociedad Portuaria Central Cartagena S.A.	94.95%	25.52%	Consolidation	—	—	—

APPENDIX NO. 3 ASSOCIATES

This appendix is part of note 3. f) “Investments in associates accounted for using the equity method”.

	% Ownership 12/31/2009	% Ownership 12/31/2008	Corporate
Company (in alphabetical order)	Economic	Economic	Domicile	Activity

Distrilec Inversora S.A.	0.89%	0.89%	Buenos Aires (Argentina)	Holding Company
Electrogas S.A	42.50%	42.50%	Santiago de Chile (Chile)	Holding Company
Endesa Brasil S.A.	38.88%	37.65%	Rio de Janeiro (Brazil)	Holding Company
Endesa CEMSA S.A.	45.00%	45.00%	Buenos Aires (Argentina)	Wholesale purchase and sale of electric energy
GNL Chile S.A.	33.33%	33.33%	Santiago de Chile (Chile)	Promoting project to supply liquefied natural gas
GNL Quintero S.A.	20.00%	20.00%	Santiago de Chile (Chile)	Developing, designing and supplying regasification terminal for liquefied natural gas
Inversiones Electrogas S.A.	42.50%	42.50%	Santiago de Chile (Chile)	Holding Company