Form 20-F
period 2010-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2011-05-31
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 1-13240

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Translation of Registrant’s name into English)

CHILE
(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile Telephone No. (562) 630-9847
(Address of principal executive offices)

Eduardo Escaffi, phone: (56-2) 630-9847, fax: (56-2) 635-4980, eej@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Common Stock, no par value *	New York Stock Exchange

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$ 400,000,000	8.350%	Notes due 2013
$ 200,000,000	8.625%	Notes due 2015
$ 205,881,000	7.875%	Notes due 2027
$ 71,000,000	7.325%	Notes due 2037
$ 40,416,000	8.125%	Notes due 2097
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

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

☐ Yes   ☒ No

Endesa Chile’s Simplified Organizational Structure (1)

As of December 31, 2010

ENEL
92.1%
ENDESA SPAIN
100%
ENDESA LATINOAMERICA
60.6%
ENERSIS
60.0%
ENDESA CHILE
Generation
Other Businesses
CHILE
ARGENTINA
COLOMBIA
PERU
Celta 100.0%
Endesa Eco 100.0%
San Isidro 100.0%
Pangue 95.0%
Pehuenche 92.7%
El Chocón 65.4%
Endesa Costanera 69.8%
Emgesa 26.9%
Edegel 62.5%
Ingendesa 100.0%
Túnel El Melón 100.0%
Associates
Electrogas 42.5%
Endesa CEMSA 45.0%
Endesa Brasil 38.9%
GNL Quintero 20.0%
GNL Chile 33.3%
Jointly - Controlled
HidroAysén 51.0%
GasAtacama 50.0%
Transquillota 50.0%

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Endesa Chile’s economic interest in such subsidiary.

GLOSSARY

Acciona	ACCIONA, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain until June 25, 2009.

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energía e Serviços S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Colombian subsidiary, which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates in the SING with thermal plants.

Cemsa	Endesa Cemsa S.A	Energy trading company with operations in Argentina, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis, that operates mainly in Bogotá.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Endesa Brasil’s transmission subsidiary with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires greater metropolitan area, a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company, a subsidiary of Endesa Chile, with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of our parent company, Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.

Our company, a publicly held limited liability stock company incorporated under the laws of the Republic of Chile, with operations in Chile, Argentina, Colombia and Peru and an equity interest in Brazil, and 13,864 MW of consolidated installed capacity. Registrant of this report.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	Chilean electricity company, owner of Central Eólica Canela S.A. and Ojos de Agua mini hydro plant. Endesa Eco is an Endesa Chile subsidiary.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Latinoamérica	Endesa Latinoamérica S.A.	Formerly Endesa Internacional S.A.U., a subsidiary of Endesa Spain and the direct controller of our parent company, Enersis.

Endesa Spain	ENDESA, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our Chilean parent company, with a 60.0% controlling stake in Endesa Chile.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority for the energy sector.

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

FONINVEMEM	Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in the north of Chile that is 50% owned by Endesa Chile.

Gener	Aes Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina, and Colombia.

GNLQ	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile), in which LNG is unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes, which is inflation indexed.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (Endesa Chile or the Company) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2010.

We are a Chilean company engaged directly and through our subsidiaries and jointly-contolled entities in the electricity generation business in Chile, Argentina, Colombia and Peru.  We also have unconsolidated equity investments in companies engaged primarily in the electricity generation, transmission and distribution business in Brazil.  As of the date of this report, our direct controlling entity, Enersis S.A. (Enersis), owns a 60.0% stake in our company.  ENDESA, S.A. (Endesa Spain), a Spanish electricity generation and distribution company, owns 60.6% of Enersis.  Enel S.p.A. (Enel), an Italian generation and distribution company, owns 92.1% of Endesa Spain through a wholly-owned subsidiary.

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

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2010, UF 1 was equivalent to Ch$ 21,455.55.  The dollar equivalent of UF 1 was $ 45.84 at December 31, 2010, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank,” or the “Central Bank”) as of December 31, 2010 of Ch$ 468.01 per $ 1.00.  As of April 30, 2011, UF 1 was equivalent to Ch$ 21,711.55.  The dollar equivalent of UF 1 was $ 47.19 at April 30, 2011, using the Observed Exchange Rate reported by the Central Bank as of April 30, 2011, of Ch$ 460.09 per $ 1.00.

Our Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning Endesa Chile included in this report are presented in pesos.  Until the year ended December 31, 2008, Endesa Chile prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP).  Since January 1, 2009, Endesa Chile has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-Group transactions.

Jointly-controlled entities, which are those that do not have a controlling shareholder but are governed by a joint management agreement, are consolidated by the proportional integration method.  Endesa Chile recognizes, line by line, its share of the assets, liabilities, income, expenses and cash flows of such entities, subject to accounting eliminations.

Investments in associates in which the Company has significant influence are recorded in our Consolidated Financial Statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates see Appendix No. 1 of the Consolidated Financial Statements.

For the convenience of the reader, this report contains translations of certain peso amounts into dollars at specified rates.  Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate as of December 31, 2010, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates”.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.  No representation is made that the peso or dollar amounts shown in this report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Technical Terms

References to “GW” and “GWh” are to gigawatt and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes.  Unless otherwise indicated, statistics provided in this report with respect to the installed capacity of electricity generation facilities are expressed in MW.  One TW = 1,000 GW, one GW = 1,000 MW, and one MW = 1,000 kW.

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for leap years (such as 2008), which are based on 8,784 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by us by our own generation units.

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding own energy consumption and losses on the part of the power plant), within a given period.  Losses are expressed as a percentage of total energy generated.

Calculation of Economic Interest

References are made in this report to the “economic interest” of Endesa Chile in its related companies.  In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company.  For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an associate, our economic interest in such associate would be 60% times 40%, or 24%.

Forward-Looking Statements

This report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements appear throughout this report and include statements regarding our intent, belief or current expectations, including, but not limited to, any statements concerning:

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to:

•                  changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements included in this report.  Our audited Consolidated Financial Statements as of and for the year ended December 31, 2010, 2009 and 2008 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.  For further detail on the adoption of IFRS, please see “Introduction — Financial Information.”  The financial data as of and for each of the three years ended December 31, 2010 in the table below are presented in pesos.

Amounts are expressed in millions except for ratios, operating data, shares and ADS (American Depositary Shares) data.  For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2010, are translated at the Observed Exchange Rate of Ch$ 468.01 per $ 1.00.  No representation is made that the peso or dollar amounts shown in this report could have been or could be converted into dollars or pesos, at such rate or any other rate.  For more information concerning historical exchange rates, see —“Exchange Rates” below.

The following table sets forth the selected consolidated financial data of Endesa Chile in accordance with IFRS for the periods indicated:

	As of or for the year ended December 31,
	2008	2009	2010	2010 (1)
	Ch$ Million			Million of $
Consolidated Income Statement Data
Amounts in accordance with IFRS
Revenues	2,536,388	2,418,919	2,435,382	5,204
Operating Costs	(1,662,224)	(1,401,988)	(1,544,658)	(3,300)
Operating Income	874,164	1,016,931	890,724	1,904
Financial Income (Cost), Net	(223,218)	(196,111)	(129,800)	(277)
Total gain (loss) on sale of non-current assets not held for sale	(708)	65	1,621	3
Other non-operating income	117,471	123,683	102,030	217
Net Income Before Tax	767,709	944,568	864,575	1,847
Income tax	(210,178)	(172,468)	(179,964)	(385)
Net Income	557,531	772,100	684,611	1,462
Net income attributable to: Owners of parent	433,177	627,053	533,556	1,140
Net income attributable to: Non-controlling interests	124,354	145,047	151,055	322
Net Income (loss) from continuing operations per Share (Ch$ / $)	52.82	76.45	65.05	0.1391
Net Income (loss) from continuing operations per ADS (Ch$ / $)	1,584.60	2,293.50	1,953.00	4.1698
Net Income (loss) per Share (Ch$ / $)	52.82	76.45	65.05	0.1391
Net Income (loss) per ADS (Ch$ / $)	1,584.60	2,293.50	1,953.00	4.1698
Cash Dividends per share (Ch$ / $)	16.19	25.25	17.53	0.0375
Cash Dividends per ADS (Ch$ / $)	485.70	757.50	525.90	1.124
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202
Number of ADS (millions)	14	13	11	11

Consolidated Balance Sheet Data
Amounts in accordance with IFRS
Total Assets	6,678,905	6,169,353	6,034,872	12,895
Non-Current Liabilities	2,621,307	2,233,249	1,969,055	4,207
Equity Attributable to Owners of parent	1,598,730	2,069,086	2,376,487	5,078
Equity Attributable to Non-controlling interests	1,103,224	885,916	728,340	1,556

Other Consolidated Financial Data
Amounts in accordance with IFRS
Capital Expenditures Paid (2)	257,606	316,002	258,790	553
Depreciation, amortization and impairment losses	186,605	240,142	179,714	382

(1)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the exchange rate of Ch$ 468.01 per dollar, the Observed Exchange Rate as of December 31, 2010.
(2)	Capex figures represent effective payments for each year.

	As of and for the year ended December 31,
	2006	2007	2008	2009	2010
Operating Data by Country
Endesa Chile
Installed capacity in Chile (MW)	4,477	4,779	5,283	5.650	5,611
Installed capacity in Argentina (MW)	3,639	3,644	3,652	3,652	3,652
Installed capacity in Colombia (MW)	2,779	2,829	2,895	2,895	2,914
Installed capacity in Peru (MW)	1,426	1,468	1,467	1,667	1,668
Production in Chile (GWh)(1)	19,973	18,773	21,267	22,239	20,914
Production in Argentina (GWh)(1)	13,750	12,117	10,480	11,955	10,940
Production in Colombia (GWh)(1)	12,564	11,942	12,905	12,674	11,283
Production in Peru (GWh)(1)	6,662	7,654	8,102	8,163	8,466

(1)              Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

Exchange Rates

Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of our shares of common stock, without par value (the Shares or the Common Stock), on the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Chilean Electronic Exchange) and the Bolsa de Corredores de Valparaíso (the Valparaíso Stock Exchange) (collectively, the Chilean Exchanges).  These exchange rate fluctuations will likely affect the price of the Company’s ADS and the conversion of cash dividends relating to the Shares represented by ADS from pesos to dollars.  In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

The Ley Orgánica del Banco Central de Chile 18,840 (the Central Bank Act), provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal (the Formal Exchange Market), a market comprised of banks and other entities explicitly authorized by the Central Bank.  Purchases and sales of foreign currency, which can take place outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the Informal Exchange Market), which is a recognized currency market in Chile.  Free market forces drive both the Formal and Informal Exchange Markets.  Foreign currency for payments and distributions with respect to the ADS may be purchased in either the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.  The Central Bank publishes the dólar observado (the Observed Exchange Rate) daily, and it is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  The Informal Exchange Rate means the average rate at which transactions are made in the Informal Exchange Market.  On December 31, 2010, the Informal Exchange Rate was Ch$ 468.00, or virtually the same as the published Observed Exchange Rate of Ch$ 468.01 per $ 1.00.  On April 30, 2011, the informal exchange rate was Ch$ 460.35 per $ 1.00, 0.1% higher than the Observed Exchange Rate corresponding to such date of Ch$ 460.09 per $ 1.00.  Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates prevailing as of December 31, 2010.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate(1) (Ch$ per $)
Year	Low	High	Average(2)	Period- end
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45
2009	491.09	643.87	554.22	507.10
2010	468.01	549.17	510.38	468.01

	Monthly Observed Exchange Rate(1) (Ch$ per $)
Last six months	Low	High	Average(2)	Period- end
2010
November	477.05	488.04	—	487.87
December	468.01	485.34	—	468.01

2011
January	466.05	499.03	—	484.14
February	468.94	481.56	—	475.21
March	472.74	485.37	—	479.46
April	460.04	476.90	—	460.09

Source: Chilean Central Bank.

(1)   Reflects pesos at historical values rather than in constant pesos.

(2)   The average of the exchange rates on the last day of each month during the yearly period.  This is not applicable to monthly data.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of $ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made.  For example, to calculate the appreciation of the Chilean peso in 2010, one determines the percent change between the reciprocal of Ch$ 507.10 (the value of one dollar as of December 31, 2009) and the reciprocal of Ch$ 468.01 (the value of one dollar as of December 31, 2010).  In this example, the percentage change between 0.001971 (the reciprocal of 507.10) and 0.002136 (the reciprocal of 468.01) is 8.4%, which represents the appreciation of the Chilean peso against the dollar in 2010.  A positive percentage change means that the Chilean peso appreciated against the dollar, while a negative percentage change means that the peso devaluated against the dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2006 through December 31, 2010 and through the date indicated in the table below, based on information published by the Chilean Central Bank.

Chilean Peso Equivalent of $1	Period End	Appreciation (Devaluation) (1)
Year Ended:
December 31, 2006	532.39	(3.7)%
December 31, 2007	496.89	7.1%
December 31, 2008	636.45	(21.9)%
December 31, 2009	507.10	25.5%
December 31, 2010	468.01	8.4%

(1) Calculated based on the variation of period-end exchange rates.

Source:  Chilean Central Bank.

B.            Capitalization and Indebtedness.

Not applicable.

C.            Reasons for the Offer and Use of Proceeds.

Not applicable.

D.            Risk Factors.

A financial crisis in any region worldwide can have a significant impact in the countries in which we operate, and consequently, may adversely affect our operations, as well as our liquidity.

The five countries in which we operate are vulnerable to external shocks, which could cause significant economic difficulties and affect their growth.  In case any of these economies experience a lower economic growth or a recession, it is likely that our customers will demand less electricity, which could affect our results of operations and financial condition adversely.  Furthermore, some of our customers may experience difficulties in paying their electricity bills, and an increase in uncollectible accounts would also affect our results adversely.

In addition, a financial crisis and its disruptive effect on the financial industry can have an adverse impact on our ability to obtain new bank loans under normal terms and conditions.  Our ability to tap the capital markets in the five countries where we operate, as well as the international capital markets for other sources of liquidity, may also be diminished, or such financing may be available only at higher interest levels.  Reduced liquidity could, in turn, affect our capital expenditures, our long-term investments and acquisitions, our growth prospects, and our dividend payout policy.

South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.

All of our operations are located in five South American countries.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.  Moreover, we have investments in relatively risky countries such as Argentina.  Generation and distribution of cash from subsidiaries located in this country have proven to be volatile.

A substantial portion of our assets and operations are located in Chile, making our financial condition and results of operations particularly dependent on the performance of the Chilean economy.  In 2010, the Chilean GDP increased by 5.2% compared to a 1.7% decrease in 2009.  The latest estimate from the Chilean Central Bank forecast growth for 2011, is in the 5.5% - 6.5% range.  However, such growth may not be achieved and the growth trend may not be sustainable in the future.  Future developments in the Chilean economy may impair our ability to proceed with our strategic plans and adversely impact our financial condition or results of operations.

In addition, the South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries.  Although economic conditions are different in each country, investor reaction to developments in one country may have a significant contagion effect on the securities of issuers in other countries, including Chile.  Chilean financial and securities markets may be adversely affected by events in other countries and such effects may affect the value of our securities.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business.

Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru.  To a lesser extent, the Chilean government has also exercised and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies.  These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls as well as other interventionist measures, which in Argentina included freezing bank accounts and imposing capital restrictions in 2001, the nationalization of the private sector pension funds in 2008, and the use of Central Bank reserves of the Argentine Treasury in order to pay down indebtedness maturing in 2010.  Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, reducing our profitability, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants and their associated transmission lines, pipelines, LNG terminals and re-gasification plants, storage and chartered LNG tankers.  Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism.  We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance.  There may be an important time lag between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event.

We are subject to refinancing risk and to debt covenants that could affect our liquidity.

As of December 31, 2010, our debt in financial terms was $ 3,775 million while, for accounting purposes, it totaled $ 3,828 million.  These amounts differ since financial debt, unlike accounting debt, does not include accrued interest.

Our financial debt had the following maturity timetable:

•                  $ 521 million in 2011;

•                  $ 336 million in 2012;

•                  $ 1,222 million in the 2013-2015 period; and

•                  $ 1,696 million thereafter.

Set forth below is a breakdown by country of financial debt maturing in 2011:

•                  $ 61 million - Chile;

•                  $ 148 million - Argentina;

•                  $ 232 million - Colombia; and

•                  $ 80 million - Peru.

Our debt agreements are subject to certain debt to EBITDA and debt-to-equity financial covenant ratios, among others.  They also contain common affirmative and negative covenants, as well as events of default, and in some cases, mandatory prepayment events.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions, with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

In the event that any of our cross default provisions is triggered and our existing creditors demand immediate repayment, a portion of our indebtedness could become due and payable.

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us.  In the absence of such refinancing, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets.  Furthermore, assets may not be sold quickly enough or for amounts sufficient to enable us to make such payments.

As of the date of this report, Argentina continues to be the country with the highest refinancing risk.  As of December 31, 2010, the third-party financial debt of our Argentine subsidiaries amounted to $ 298.4 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over our Argentine outstanding debt.  If our creditors do not continue to accept rolling over debt principal when it becomes due and we are unable to refinance such obligations, we may default on such indebtedness.  For more information on covenants, cross default and relevant provisions of these credit facilities, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 58% of our consolidated installed generation capacity in 2010 was hydroelectric.  Accordingly, extreme hydrological conditions may affect our business, and may have an adverse effect on our results.

During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently.  Operating costs of thermal plants might be considerably higher than those of hydroelectric plants.  Our operating expenses increase during these periods, and depending on our commercial obligations, we may have to buy electricity from the spot market in order to comply with our contractual supply obligations.  The cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations may adversely affect our profitability.  For example, the Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  On February 9, 2011, the Ministry of Energy promulgated a rationing decree that will be in effect from February 17, 2011 to August 31, 2011.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.

Similarly, if material rationing policies are imposed by the local regulatory authority in the other countries in which we operate, as a result of adverse hydrological conditions, our business, financial condition and results from operations may be affected adversely in a material way.  Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business.  For instance, in 2005 there was a change in the water rights law in Chile that requires us to pay for unused water rights.

Regulatory authorities may impose fines on our subsidiaries.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure, in the five countries in which we operate.  In Chile, such fines may range from 1 Unidad Tributaria Mensual (UTM), or $ 80, to 10,000 Unidades Tributarias Anuales (UTA), or $ 9.6 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2010.  In Peru, fines can reach a maximum of 1,300 Unidad Impositiva Tributaria (UIT) or $ 1.7 million as of December 31, 2010; in Colombia, fines may range from $ 2,900 to $ 0.6 million; in Argentina there is no maximum limit for the fines and in Brazil fines may range from $ 0.1 to $ 35.3 million.

Our electricity generation subsidiaries, supervised by their local regulatory entities, may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures that affect the regular energy supply to the system are the fault of the company; for instance, when the agents are not coordinated with the system operation.  Also, our subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.

For example, in Chile in 2005, the Superintendencia de Electricidad y Combustibles (Chilean Superintendence of Electricity and Fuels), or SEF, imposed fines of 1,260 UTA, or $ 1.1 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region in 2003.  On February 17, 2009, the SEF imposed fines on Endesa Chile, Pehuenche and San Isidro for 200 UTA, 200 UTA and 100 UTA, respectively, or $ 0.4 million in total.  In the case of our foreign subsidiaries, for example, in 2006 in Peru the Comité de Operación Económica del Sistema (Peruvian Economic Operating Committee of the Interconnected System), or COES-SINAC, ordered Edegel to pay approximately $ 1.3 million to other generating companies that were forced to compensate their clients due to an alleged failure of Edegel to comply with certain quality parameters.

We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely partly on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates, as well as cash from proceeds of the issuance of new securities.  Our ability to pay our obligations will depend on the receipt of distributions from our subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the countries where they operate.

Historically, we have been able to access the cash flows of our Chilean subsidiaries, but we have not been similarly able to access at all times the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions and credit restrictions.

Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions.  Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments.  Also, other legal restrictions, such as foreign currency controls, may limit the ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us.  In addition, the ability of any of our subsidiaries which are not wholly-owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders.  Furthermore, some of our subsidiaries may be forced by local authorities, according to applicable regulation, to diminish or eliminate dividend payments.  As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

Contractual Constraints.  Distribution restrictions included in some credit agreements of our subsidiaries Endesa Costanera and El Chocón, may prevent dividend distributions and other distributions to shareholders if they are not in compliance with certain financial ratios.  Generally, companies are not allowed to make any kind of distribution in case of default on credit agreements.

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

Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our revenues are linked to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations to peg our tariffs to the dollar.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially when local currencies devalue against the dollar.  Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures, may affect our financial condition and results from operations.  For more information on the risks associated with foreign exchange rates, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2010, using financial rather than accounting conventions, Endesa Chile’s total consolidated financial debt was $ 3,775 million (net of currency hedging instruments).  Of this amount $ 2,162 million, or 57.3%, was denominated in dollars and $ 452 million in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•      $ 113 million in Argentine pesos;

•      $ 955 million in Colombian pesos; and

•      $ 93 million in soles.

This totals an aggregate of $ 1,161 million in currencies other than dollars or pesos.

For the twelve-month period ended December 31, 2010, our operating revenues amounted to $ 5,206 million (before consolidation adjustments) of which:

•      $ 1,007  million, or 19.3%, was denominated in dollars; and

•      $ 2,434 million, or 46.8%, was linked in some way to the dollar.

In the aggregate, 66.1% of our operating revenues (before consolidation adjustments) was either denominated in dollars or linked to dollars through some form of indexation, while 2.5% was in pesos.

Revenues, before consolidation adjustments, in other currencies for the year ended December 31, 2010, included the equivalent of:

•      $ 753 million in Argentine pesos;

•      $ 824 million in Colombian pesos; and

•      $ 59 million in soles.

Although we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.

Furthermore, trading of our common stock underlying ADS is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADS in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADS.  If the peso depreciates against the dollar, the value of the ADS and any dollar distributions ADS holders receive from the depositary bank will decrease.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

We are a party to a number of legal proceedings, some of which have been pending for several years.  Some of these claims may be resolved against us.  Our financial condition or results from operations could be adversely affected if certain material claims are resolved against us.  See Note 20.2 of our audited Consolidated Financial Statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into.  We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts.  Prices in these contracts are indexed according to different commodities, exchange rate, inflation and the market price of electricity.  During 2010, we did not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.  For further discussion, please refer to “Item 11-Quantitative and Qualitative Disclosures about Market Risk-Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

Enel beneficially owns 92.1% of Endesa Spain, which in turn owns 60.6% of Enersis’ share capital, and Enersis beneficially owns 60.0% of Endesa Chile’s outstanding capital stock.  Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  Our controlling shareholders also can exercise influence over our operations and business strategy.  Their interests may in some cases differ from those of our other shareholders.  Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not have an equity interest.

Environmental regulations in the countries in which we operate and other factors may cause delays or impede the development of new projects, as well as increase our costs of operations.

Our operating subsidiaries are also subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  Approval of these environmental impact studies may take longer than originally planned, and also, may be withheld by governmental authorities.  Also, local communities, ethnic or environmental activists may intervene during the approval process in order to prevent the project’s development.  They may also seek injunctive or other relief, with negative implications for us if they should succeed with their claims.

In addition to the environmental matters, there are other factors that may adversely affect our ability to build new facilities, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, accidents or other unforeseen events, and the inability to obtain financing at affordable rates.

In addition, delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments.  See “Item 4.  Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States.  In addition, Chilean securities markets may be affected materially by developments in other emerging markets.  The low liquidity of the Chilean market may impair the ability of holders of ADS to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

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

The Company’s contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(562) 630-9055
Fax:	(562) 635-4980
Web site:	www.endesa.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Street Address:	850 Library Avenue, Suite 204, Newark, Delaware 19711
Telephone:	1 (302) 738-6680

Development of the Company

The Chilean government owned Endesa Chile from its incorporation in 1943 until we began a privatization process through a series of public offerings between 1987 and 1989.

In May 1992, Endesa Chile began its international expansion program with the following developments:

•      we acquired a stake in Endesa Costanera in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina; in March 2007 we increased our equity interest in El Chocón from 47.4% to 65.4% and in Endesa Costanera from 64.3% to 69.8%.

•      we acquired Edegel in Peru in October 1995; in June 2006, Edegel and Etevensa merged, after which Endesa Chile’s equity interest in Edegel increased to 33.1%.  In October 2009, we purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain.  With this transaction, we increased our economic interest in Edegel to 62.5%.

•      we acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007, these subsidiaries were merged into Betania, which then adopted the name of “Emgesa S.A. E.S.P.”; as of December 2010 Endesa Chile’s equity interest in Emgesa was 26.9%.  Due to a transfer of rights from another subsidiary of Endesa Spain, Endesa Chile controls and, therefore, consolidates Emgesa.

•      we acquired Cachoeira Dourada in Brazil in September 1997, and in 1998 we and Endesa Spain invested in CIEN, which operates an international transmission line connecting Brazil and Argentina.  Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of our affiliate, Endesa Brasil.

On March 26, 2007, Spanish company Acciona, S.A. (Acciona) and Italian company Enel, executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through its Spanish subsidiary Endesa Latinoamérica, holds 60.6% of the share capital of Enersis, which in turn holds 60% of the share capital of Endesa Chile.

On February 20, 2009, Acciona and Enel reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L.U., a wholly owned subsidiary of Enel, its 25.0% shareholding in Endesa Spain.

On June 25, 2009, the transaction was completed, making Enel the ultimate controller of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.

Enel is a publicly-traded company headquarted in Italy. primarily engaged in the energy sector, with presence in 40 countries over 4 continents, and has around 95,000 MW of net installed capacity. It provides service to more than 61 million clients through its electricity and gas businesses.

As of December 31, 2010 we had 13,846 MW of installed capacity, with 186 generation units in the five countries in which we operate, consolidated assets of Ch$ 6,035 billion and operating revenues of Ch$ 2,398 billion.

Investments, Capital Expenditures and Divestitures

We coordinate the overall financing strategy including terms and conditions of borrowings by, and intercompany advances to, our subsidiaries to optimize debt and liquidity management.  Our operating subsidiaries independently plan capital expenditure financed by internally generated funds or direct financings.  Additionally, by focusing on Endesa Chile as a whole and seeking to provide services across the group of companies, we aim to reduce the level of investment necessary at the individual subsidiary level in items such as procurement, telecommunication and information systems.  Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financing structure, and investments will depend on the market conditions at the time the cash flows are needed.

Our investment plan is flexible enough so as to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit.  Investment priorities are currently focused on developing the capacity plan in Chile and Colombia, to guarantee adequate levels of quality of supply and to manage environmental issues.

For the period between 2011 and 2015, we expect to make capital expenditures of Ch$ 1,310 billion in our controlled subsidiaries, of which Ch$ 687 billion relates to investments currently in progress (Bocamina II and El Quimbo).  We also plan to invest Ch$ 533 billion in the maintenance of existing installed capacity and Ch$ 90 billion in the studies needed to develop other potential generation projects that are in different stages of maturity, including Los Cóndores, Neltume, Choshuenco, HidroAysén, Punta Alcalde and Piruquina in Chile and Curibamba in Perú.  For further detail regarding these projects, please see “Item 4. D. Property, Plants and Equipment. Projects under Development.”

The table below sets forth the capital expenditures made in 2008, 2009 and 2010 and the expected capital expenditures for the 2011-2015 period.

	Capital Expenditure (1) (in million of Ch$)
	2008	2009	2010	2011-2015
Total	357,932	385,535	184,263	1,310,065

(1)   Capex figures represent accrued investments for each year, except for future projections.

Capital Expenditures 2008, 2009 and 2010

Our capital expenditures totaled Ch$ 184 billion in 2010, of which Ch$ 116 billion were incurred in Chile and Ch$ 68 billion abroad.  In 2009, these expenditures aggregated Ch$ 386 billion, of which Ch$ 313 billion were incurred in Chile and the rest abroad.  In 2008, these expenditures aggregated Ch$ 358 billion, of which Ch$ 252 billion were incurred in Chile and the rest abroad.

Investments in Chile

In 2010, we incurred total capital expenditures of Ch$ 116 billion.  The main investment during 2010 related to the construction of the Bocamina II project, which is still in progress.  Ch$ 70 billion was accrued in 2010 in connection with this project.  It is estimated that the total investment will be Ch$ 400 billion.  We also invested Ch$ 27 billion in maintenance of existing installed capacity and Ch$ 19 billion in other minor projects.

In 2009, we incurred total capital expenditures of Ch$ 313 billion.  The main investments carried out during 2009 were: the construction of the 60 MW Canela II wind farm, (Ch$ 44 billion was accrued in 2009 and the total investment was Ch$ 90 billion); the Quintero thermal plant project (Ch$ 33 billion was accrued in 2009, and the total investment was approximately Ch$ 90 billion); and the partial construction of Bocamina II, which is still in progress (Ch$ 152 billion was accrued in 2009, and the total investment is estimated at Ch$ 400 billion).  We also invested Ch$ 48 billion in maintenance of existing installed capacity and Ch$ 35 billion in other minor projects.

In 2008, we incurred total capital expenditures of Ch$ 252 billion. The main investments carried out during 2008 were: the construction of the Canela II wind farm (Ch$ 45 billion was accrued in 2008); the Quintero thermal plant project (Ch$ 41 billion accrued in 2008); the construction of Bocamina II (Ch$ 94 billion was accrued in 2008); and the construction of the Ojos de Agua pass-through hydroelectric plant that has an installed capacity of 9 MW (Ch$ 5 billion was accrued in 2008, and the total investment was Ch$ 15 billion). We also invested Ch$ 35 billion in maintenance of existing installed capacity and Ch$ 32 billion in other minor projects.

Investments Abroad

In 2010, we incurred total capital expenditures abroad of Ch$ 68 billion.  Our main investment during 2010 related to commencement of construction of our 400 MW El Quimbo hydroelectric power plant in Colombia.  Ch$ 16 billion was accrued in 2010 for this project.  It is estimated that the total investment will be Ch$ 630 billion.  We also invested Ch$ 50 billion in maintenance of existing installed capacity, in Argentina, Colombia and Peru, and Ch$ 1 billion in other minor projects.

In 2009, we incurred total capital expenditures of Ch$ 72 billion.  Our main investment during 2009 was the installation of a 189 MW turbine at the Santa Rosa plant in Peru.  Ch$ 10 billion was accrued in 2009 for this project.  The total estimated investment was Ch$ 55 billion.  We also invested Ch$ 57 billion in maintenance of existing installed capacity, mainly in Argentina and Peru, and Ch$ 5 billion in other minor projects.

In 2008, we incurred total capital expenditures of Ch$ 106 billion.  Our main investment during 2008 was the installation of the new turbine at the Santa Rosa power plant.  Ch$ 45 billion was accrued in 2008.  We also invested Ch$ 55 billion in maintenance of existing installed capacity mainly in Argentina and Colombia, and Ch$ 5 billion in other minor projects.

Investments currently in progress

In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

Investments in Chile

Our main investment currently in progress in Chile is the construction of the Bocamina II steam/coal-fired power plant, which is the second unit of our Bocamina power plant.  This project is located in the Coronel district in the Bío-Bío region.  Its installed capacity is estimated to be 370 MW and the start-up is planned for the second half of 2011.  The total estimated investment is approximately Ch$ 400 billion.

Investments in Other Countries

Our main project being developed outside Chile is our 400 MW El Quimbo hydroelectric plant in Colombia.  The principal civil works and equipment supply and assembly contracts have been awarded.  The total estimated investment is approximately Ch$ 630 billion.

B.            Business Overview.

We are a publicly held limited liability stock company with consolidated operations in Chile, Argentina, Colombia and Peru and an equity interest in a Brazilian company.  Our core business segment is electricity generation.  We also participate in the engineering services industry and have a tunnel concession in Chile.  The low amount of revenues from non-generation activities, less than 1.0% in terms of our 2010 revenues, does not justify the breakdown of revenues per activity.  Additionally, we do not report them as a separate business segment for purposes of this discussion, or under IFRS.

	Year ended December 31,
Operating Revenues	2008	2009	2010	% Change 2009 vs 2010
		(in million of Ch$, except percentages)
Generation (Chile) (1)	1,609,158	1,373,231	1,345,371	(2.0)
Other businesses (Chile) (1)	33,035	35,418	19,734	(44.3)
Argentina	284,228	296,578	352,358	18.8
Colombia	401,470	500,964	507,516	1.3
Peru	208,497	213,625	211,261	(1.1)
Consolidated Adjustments Foreign Subs	—	(897)	(858)	4.4
Total Revenues	2,536,388	2,418,919	2,435,382	0.7

(1)   The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by accounting reclassifications.

For further information related to operating revenue and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 30 to our Consolidated Financial Statements.

Our consolidated installed capacity, as of December 31, 2010, was 13,845 MW, with 57.8% hydroelectric capacity, 41.6% thermal electric and 0.6% wind power generation capacity.  Total installed capacity is defined as the maximum power capacity (measured in MW generation units) under specific technical conditions and characteristics.

We own and operate 28 generation facilities in Chile with an aggregate installed capacity, as of December 31, 2010, of 5,611 MW, 0.7% lower compared to the 5,650 MW in 2009.  The difference in 39 MW in the 2010 figure is explained by the retirement of the Huasco ST Unit in July 2010 and a 23 MW decrease of the installed capacity of the Diego de Almagro in April 2010.

We accounted for 35.4% of Chile’s total generation capacity as of December 31, 2010, measured by the maximum capacity calculated by CDEC-SIC.  Hydroelectric installed capacity represents 61.7% of Endesa Chile’s total installed capacity in Chile, thermoelectric installed capacity represents 36.9% and wind power represents 1.4%.  The CDEC is the electricity dispatch center in the corresponding electric system.  See “Item 4  B. Business Overview — Electricity Industry and Regulatory Framework.”

As of December 31, 2010, we also had stakes in 26 generation facilities outside of Chile with an aggregate installed capacity of 8,235 MW, 0.2% higher compared to 8,214 MW in 2009.  The only change in our total installed capacity outside Chile was in Colombia with the incorporation of the 19.5 MW mini hydro unit San Antonio, which started operations in May 2010.  For additional detail on capacity increase of these units see “Item 4 D. Property, Plants and Equipment.”  Hydroelectric installed capacity outside Chile represents 57.8% of Endesa Chile’s total installed capacity outside Chile.  Based on 2010 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 13%, 22% and 26% of total capacity in each country, respectively.

ENDESA CHILE’S CONSOLIDATED HYDRO/THERMAL GENERATION (GWh)(1)

	Year ended December 31,
	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation (2)	32,297	61	34,911	63	30,258	59
Thermal generation	20,409	39	20,063	36	21,202	41
Other generation (3)	49	0	56	0	143	0
Total generation	52,754	100	55,030	100	51,603	100

(1)	Generation minus power plants’ own consumption and technical losses.
(2)

The differences in Hydroelectric generation and Other generation in 2009, compared to last year’s Form 20-F, is explained by the reclassification of mini hydro Ojos de Agua, as hydroelectric generation instead of other generation.

(3)	Other generation refers to the generation of Canela and Canela II wind farms.

Our consolidated electricity production reached 51,603 GWh in 2010, 6.2% lower than the 55,030 GWh produced in 2009.  Peru was the only country in which we increased our generation from 8,163 GWh in 2009 to 8,466 GWh in 2010, an increase of 3.7%.  In Colombia, Chile and Argentina, we decreased our generation by 1,390 GWh, 1,325 GWh and 1,014 GWh, respectively, decreases of 11.0%, 6.0% and 8.5% compared to our 2009 generation.   Hydroelectric generation in 2010 in the four countries in which we consolidate results from operations was 13.2% lower than in 2009 and thermal generation in 2010 was 5.7% higher than in 2009.

Our consolidated physical energy sales for 2010 were 56,641 GWh, 5.4% lower than our consolidated physical energy sales of 59,859 GWh in 2009.  The main decreases in sales were in Colombia and Argentina, and the only increase was in Peru, as illustrated in the following table:

ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of and for the year ended December 31
	2008	2009	2010
Chile
Number of generating facilities (1) (4)	27	29	28
Installed capacity (MW) (2) (4)	5,283	5,650	5,611
Energy generated (GWh) (3)	21,267	22,239	20,914
Energy sales (GWh)	21,532	22,327	21,847
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,652	3,652	3,652
Energy generated (GWh) (3)	10,480	11,955	10,940
Energy sales (GWh)	11,098	12,405	11,378
Colombia
Number of generating facilities (1)	11	11	12
Installed capacity (MW) (2)	2,895	2,895	2,914
Energy generated (GWh) (3)	12,905	12,674	11,283
Energy sales (GWh)	16,368	16,806	14,817
Peru
Number of generating facilities (1) (4)	9	9	9
Installed capacity (MW) (2) (4)	1,467	1,667	1,668
Energy generated (GWh) (3)	8,102	8,163	8,466
Energy sales (GWh)	8,461	8,321	8,598
Total
Number of generating facilities (1)	52	54	54
Installed capacity (MW) (2)	13,297	13,864	13,846
Energy generated (GWh) (3)	52,754	55,030	51,603
Energy sales (GWh)	57,458	59,859	56,641

(1)          For details on generation facilities, see “ Item 4 D. Property Plants and Equipment.”

(2)          Total installed capacity is defined as the maximum MW capacity in generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers.  Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.

(3)          Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)          Quintero and Canela II generation in Chile have been consolidated since July and December 2009, respectively; Santa Rosa TG8’s generation in Peru since November 2009; and San Antonio mini hydro plant in Colombia since May 2010.

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

In general, in the countries in which we operate, the potential for contracting electricity is related to the volume of electricity demand.  Customers identified as small volume regulated customers, such as residential customers, subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company.  These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contractual agreements, but instead complies with pool market operations.

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2008		2009		2010
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	24,479	42.6	25,517	42.6	27,670	48.9
Unregulated customers	15,512	27.0	14,280	23.9	13,264	23.4
Electricity pool market sales	17,467	30.4	20,062	33.5	15,707	27.7
Total electricity sales	57,458	100.0	59,859	100.0	56,641	100.0

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific.  Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers, and also determine which customers can purchase energy in electricity pool markets.

The following table contains information regarding our consolidated physical sales of electricity per customer segment:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT (GWh)

	Year ended December 31,
	2008		2009		2010
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	39,991	69.6	39,797	66.5	40,934	72.3
Non-contracted sales	17,467	30.4	20,062	33.5	15,707	27.7
Total electricity sales	57,458	100.0	59,859	100.0	56,641	100.0

(1)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs.  During periods of relatively low rainfall conditions, the amount of our thermal generation increases.  This not only involves increasing the total cost of fuel but also the cost of transporting that fuel to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market in order to satisfy our contractual commitments.  The cost of these pool market purchases may, under certain circumstances, exceed the price at which we sell electricity under contracts and result in a loss.  We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount that does not exceed the estimated production in a “dry year.”  In determining estimated production in a dry year, we take into account available statistical information concerning rainfall and water flows, and the capacity of key reservoirs.  In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with clients.

The following table contains information regarding our electricity generation and purchases:

CONSOLIDATED PHYSICAL GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2008		2009		2010
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Electricity generation	52,754	90.5	55,030	90.6	51,603	89.8
Electricity purchases	5,528	9.5	5,682	9.4	5,844	10.2
Total(1)	58,282	100.0	60,712	100.0	57,447	100.0

(1)

Total energy generation (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the generation figure has already deducted power plant consumption and technical losses of generation units.

We have a 50% beneficial interest in GasAtacama Chile S.A., through which we participate in the gas transportation and thermal generation business in northern Chile.  Since March 2008, we have a 51% beneficial interest in HidroAysén, through which we participate in a hydroelectric project in the Aysén Region.  We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (Electrogas), in which we have a 42.5% beneficial interest.  Electrogas owns a pipeline in the Valparaíso Region and supplies natural gas to the power plants of San Isidro and Nehuenco.  The other shareholders are Colbún S.A. and ENAP.

Since September 2005, our participation in the Brazilian electricity business is carried out through our equity investment in Endesa Brasil S.A, in which we have a beneficial interest of 38.9%.  Endesa Brasil consolidates operations of two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A., (Endesa Fortaleza), and Cachoeira Dourada;  CIEN, which owns two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines; and two distribution companies, Ampla Energía e Servicos S.A., (Ampla), which is the second largest electricity distribution company in the State of Rio de Janeiro, and Companhia Energética do Ceará S.A. (Coelce), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 28 generation facilities in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta, Endesa Eco and our jointly controlled company GasAtacama.  Of these generation facilities, 16 are hydroelectric, with a total installed capacity of 3,465 MW.  This represents 61.7% of our total installed capacity in Chile.  There are ten thermal facilities that operate with gas, coal or oil with a total installed capacity of 2,068 MW, representing 36.9% of our total installed capacity in Chile. There are two wind power facilities with 78 MW in the aggregate, representing 1.4% of our total installed capacity in Chile.  All of our generation facilities are connected to the country’s central interconnected electricity systems, Sistema Interconectado Central, or the SIC, except for three power facilities (GasAtacama and two Celta units) which are connected to the northern Sistema Interconectado del Norte Grande, or the SING.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW)

	2008	2009	2010
Endesa	3,139	3,446	3,407
Pehuenche	699	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
GasAtacama (1)	390	390	390
Endesa Eco	27	87	87
Total	5,283	5,650	5,611

(1)	Since 2008, we include 50% of GasAtacama’s installed capacity, our jointly-controlled company.

Our total electricity generation in Chile (including the SIC and the SING) reached 20,914 GWh in 2010, 6.0% lower than in 2009, and accounted for 35.8% of total electricity production in Chile during 2010.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2008	2009	2010
Endesa	12,204	12,265	11,539
Pehuenche	3,589	3,613	2,970
Pangue	1,763	2,113	1,615
San Isidro	1,289	1,616	2,157
Celta	912	981	995
GasAtacama	1,460	1,558	1,445
Endesa Eco	49	94	192
Total	21,267	22,239	20,914

Hydroelectric generation in 2010 was 15.1% lower than in 2009, explained by lower hydrology in 2010.  At December 31, 2010 Chilean reservoir levels contained 2,198 GWh in lower potential energy than in December 31, 2009; a decrease of 38%.  The main decrease was in Endesa Chile’s Laja Reservoir where lower reservoir levels resulted in 1.122 GWh of lower potential energy.  The reduced levels of the Laja Reservoir may pose problems for 2011 generation in the event that hydrology does not improve significantly.

The following table shows the potential energy in Chilean reservoirs:

	Year ended December 31,
	2008	2009	2010	% Change
	(GWh)	(GWh)	(GWh)	2009 vs 2010
Reservoir (company)
Laja (Endesa Chile)	3,107	3,045	1,923	(37)
Maule (Colbún and Endesa Chile)	1,111	957	789	(18)
Chapo (Canutillar)	266	372	93	(75)
Colbún (Colbún)	406	485	471	(3)
Ralco (Endesa Chile)	398	484	207	(57)
Invernada (Endesa Chile)	296	314	33	(89)
Rapel (Endesa Chile)	60	76	28	(63)
Melado (Endesa Chile)	9	13	6	(56)
Pangue (Endesa Chile)	11	10	10	(4)
Total	5,664	5,757	3,559	(38)

Hydroelectric generation in Chile accounted for 60.4% of our total electricity generation in 2010 compared with 66.8% in 2009.  Generation by type in Chile is shown in the following table:

ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,
	2008		2009		2010
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	13,766	64.7	14.864	66.8	12,625	60.4
Thermal generation	7,453	35.0	7,319	32.9	8,146	38.9
Other generation (1)	49	0.2	56	0.3	143	0.7
Total generation	21,267	100.0	22,239	100.0	20,914	100.0

(1)          Other generation refers to the generation of the Canela and Canela II wind farms.

Our thermal electric generation facilities are either natural gas, LNG, coal or oil-fired.  In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, which are currently Gas Andes and Electrogas (an Endesa Chile related company).  Since March 2008, all of Endesa Chile’s natural gas units can operate with natural gas or diesel and since December 2009, San Isidro, San Isidro 2 and Quintero can operate with LNG.

Because of the lack of Argentine natural gas since 2006, Endesa Chile has been using coal and diesel in an intensive manner and LNG, more recently, has replaced our dependence on Argentine natural gas.  Diesel consumption in 2008, 2009 and 2010 was 728,000 tons, 430,000 tons and 51,000 tons in 2008, 2009 and 2010, respectively.  On the other hand, coal consumption was 774,000 tons, 760,000 tons and 486,000 tons, respectively.  In 2010, Endesa Chile signed a coal supply contract for 2010 and 2011 with Carboex, a subsidiary of Endesa Spain.  LNG consumption has been 206 million m(3) and 978 million m(3) in 2009 and 2010, respectively.

In May 2007, as part of a consortium with ENAP, Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to the construction of the LNG re-gasification facility in Quintero Bay, in order to deal with the lack of Argentine natural gas.  Partial operations began in September 2009.  In October 2010 the construction of the facilities was finished, and full commercial operations started on January 1, 2011.

Thermal Unit Quintero began partial commercial operations in July 2009 and full commercial operations in September 2009 using diesel fuel.  Partial commercial operations burning LNG began in November 2009 and full commercial operations began in December 2009.

The main effects in the generation of Endesa Chile due to the incorporation of this terminal are as follows: i) San Isidro 2 increased its installed capacity from 353 MW to 399 MW; ii) San Isidro, San Isidro 2 and Quintero may generate with LNG, reducing the operating costs and the environmental impact due to the replacement of diesel fuel by LNG.

The electricity sales per system in Chile had an increase of 3.4% during 2010; sales in the SIC increased 4.2% and sales in the SING increased 1.0%, as is shown in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2008	2009	2010
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	39,594	39,401	41,061
Electricity sales in the SING	13,219	13,657	13,792
Total electricity sales	52,813	53,057	54,854

Our physical energy sales in Chile reached 22,327 GWh in 2009 and 21,847 GWh in 2010, which represent a 42.1% and 39.8% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has increased from 2.3% in 2009 to 6.0% in 2010 as a result of the decrease in our generation.

The following table sets forth our electricity purchases and production in Chile:

PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2008		2009		2010
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	21,267	96.8	22,239	97.7	20,914	94.0
Electricity purchases	698	3.2	532	2.3	1,344	6.0
Total (1)	21,965	100	22,772	100	22,257	100

(1)          Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical energy losses have already been deducted.

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

In 2008, 2009 and 2010, Endesa Chile (including GasAtacama) had 40, 44 and 59 customers, respectively.  In 2010, customers included 27 distribution companies in the SIC and in the SING, 29 unregulated industrial customers in the SIC and the SING and three minor commercial customers.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2008		2009		2010
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	12,166	56.5	11,966	53.6	13,840	63.3
Unregulated customers	6,034	28.0	6,177	27.7	6,456	29.6
Electricity pool market sales	3,331	15.5	4,183	18.7	1,551	7.1
Total electricity sales	21,532	100.0	22,327	100.0	21,847	100.0

Our most significant supply contracts with regulated customers are with Chilectra S.A. (Chilectra), an almost wholly-owned Enersis subsidiary, and Compañía General de Electricidad S.A. (CGE), an unrelated company, the two largest distribution companies in Chile in terms of sales.

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to Gener.  In January 2009, Chilquinta, Saesa and CGE allocated the bid for 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting in January 2010 for 14, 12, 14 and 15 years, respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

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

At a recent bid jointly held by Chilectra and Chilquinta, Endesa was awarded with 50 GWh for 2013, 400 GWh for 2014, 1,250 GWh for 2015, and 1,700 GWh per year for the 2016-2026 period.  These contracts end with 1,350 GWh in 2027.  It is important to note that these energy contracts includes a 10% variation in energy, so the energy supplied could reach 1,870 GWh per year.  The breakdown by year and energy block is as follows:

		Years (amounts in GWh)
Company	Block	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Chilectra	BB1	—	300	900	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Chilquinta	BSE4	50	50	50	50	50	50	50	50	50	50	50	50	50	50	—
Chilquinta	BSE5	—	50	50	50	50	50	50	50	50	50	50	50	50	50	—
Chilquinta	BSE6	—	—	250	250	250	250	250	250	250	250	250	250	250	250	—
ENDESA	TOTAL	50	400	1,250	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,350

Our contracts with unregulated customers are generally on a long term basis, and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  We have not experienced any supply interruptions under our contracts.  In case of force majeure events, as contractually defined, which affect our unregulated customers, we are allowed to reject purchases and we are not required to supply electricity.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2008 (5)		2009		2010
	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales
Distribution companies:
Chilectra	3,727	17.3	3,731	16.7	5,929	27.1
CGE	4,800	22.3	4,727	21.2	3,541	16.2
Chilquinta	—	—	—	—	895	4.1
Saesa (1)	766	3.6	669	3.0	779	3.6
Empresa Eléctrica de la Frontera S.A. (2)	1	0.0	1	0.0	282	1.3
Grupo Emel. (3)	845	3.9	868	3.9	1229	5.6
Total sales to five largest distribution companies	10,139	47.1	9,997	44.8	12,655	57.9
Unregulated customers:
Codelco	482	2.2	540	2.4	545	2.5
CMPC	973	4.5	912	4.1	773	3.5
Cía. Minera Los Pelambres	874	4.1	926	4.1	1,113	5.1
Cía. Minera Collahuasi (4)	1,043	4.8	1,099	4.9	1,114	5.1
Cía. Minera Escondida	645	3.0	692	3.1	638	2.9
Cía. Acero del Pacífico — Huachipato	568	2.6	500	2.2	386	1.8
Total sales to six largest unregulated customers	4,586	21.3	4,667	20.9	4,569	20.9

(1)   During 2008 and 2009 we did not have a contract with Saesa.  Sales during those years were the result of government Resolution 88 that forces generators of the CDEC-SIC system to supply energy to distribution companies without contracts.

(2)   Until December 2007, Empresa Eléctrica de la Frontera S.A., (Frontel), was a party to two contracts: one was with Endesa Chile and one with Pangue.  In 2008, the contract with Endesa Chile terminated.  The consumption by Frontel as the result of Resolution 88 is not included in this table.  Frontel is a subsidiary of Saesa.

(3)   The values of the Emel Group for years 2008, 2009 and 2010 includes the 50% of the consumption of the distributors Empresa Eléctrica de Arica, Emelari, Empresa Eléctrica de Iquique S.A., Eliqsa, and Empresa Eléctrica de Antofagasta,  Elecda, clients of GasAtacama, and the consumption of the Empresa Eléctrica de Atacama S.A, Emelat, a client of Celta.  The consumptions as the result of government Resolution 88 are not included in this table.  Emel group is a subsidiary of the CGE group.

(4)   Consumptions of Cía Minera Collahuasi include the 50% of the contract of GasAtacama with this client and the contracts with Celta.

(5)   In 2008, we agreed on a reduction of energy consumption with some customers, including CMPC —and Codelco — Salvador.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (Colbún).  According to the CDEC-SIC in 2010, Gener and its subsidiaries in the SIC had an installed capacity of 2,339 MW, of which 88.2% was thermoelectric, and Colbún with 2,491 MW, of which 51.7% was thermoelectric.  In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 2,287 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 1,798 MW and 931 MW of installed capacity, respectively.  Our direct participation in the SING, includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our participation through our jointly controlled company, GasAtacama, whose power plant has 781 MW of installed capacity.  An installed capacity of 390 MW is included in this report as installed capacity of Endesa Chile, an amount that corresponds to Endesa Chile’s 50% ownership of GasAtacama.  See “Item 4 C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of price, technical experience and reliability.  In addition, because 61.7% of our installed capacity in the SIC derives from hydroelectric power plants, we have lower marginal production costs than companies generating electricity with thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, we are the principal operators in the SIC, with 41.5% of the total installed capacity and 46.2% of the physical energy sales of this system in 2010.

In the SING, our subsidiary Celta, and our jointly controlled company GasAtacama, account for 15.5% of the total installed capacity in 2010.  Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING which represents 4.9% of the total capacity of the SING.  For Endesa Chile, GasAtacama represents a total of 390 MW or 10.6% of the total capacity in the SING.  For further information regarding to our generaction capacity in Chile as of December 31, 2010, please see “— D. Property, Plants and Equipment”

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  Our hydro and thermal generation plants in Argentina represented 13.0% of the Sistema Interconectado Nacional (the Argentine NIS) installed capacity in 2010.

Our Argentine subsidiaries participate in two new companies, Manuel Belgrano and San Martín.  These companies were formed to undertake the construction of two new generation facilities for FONINVEMEM.  These power plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and as combined cycles as of March 2010, with an additional 572 MW.  The total aggregate capacity of these units is 1,697 MW (848 MW for Manuel Belgrano and 849 MW for San Martín).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector.  (See “Item 4 Electricity Industry Regulatory Framework” and “Item 4 A. History and Development of the Company” for further detail).

As of December 31, 2010, Endesa Costanera’s installed capacity accounted for 8.3% of the total installed capacity in the Argentine NIS.  Endesa Costanera’s second combined-cycle plant can operate with either natural gas or diesel.  Our 1,138 MW steam turbine power plant can operate with either natural gas or fuel oil.

El Chocón accounted for 4.7% of the installed capacity in the Argentine NIS as of December 31, 2010.  El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession of 1,200 MW in installed capacity is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers.  Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008, we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec.  The additional energy (69 GWh/year) was sold on the spot market until April 2009 and under “Energy Plus” program thereafter.  Energy Plus program is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005.  (For details on Energy Plus, see “Item 4 - Electricity Industry Regulatory Framework”).

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2008	2009	2010
Endesa Costanera
Endesa Costanera (steam turbines)	1,138	1,138	1,138
Endesa Costanera (combined cycle II)	859	859	859
Central Termoeléctrica Buenos Aires (combined cycle I)	327	327	327
El Chocón
El Chócon (reservoir)	1,200	1,200	1,200
Arroyito (pass-through)	128	128	128
Total	3,652	3,652	3,652

Our total generation in Argentina reached 10,940 GWh in 2010, 8.5% lower than our 11,955 GWh total electricity generation in 2009.  Our generation market share was approximately 9.5% of total electricity production in Argentina during 2010.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2008	2009	2010
Endesa Costanera	8,540	8,172	7,965
El Chocón	1,940	3,783	2,975
Total	10,480	11,955	10,940

Hydroelectric generation in Argentina accounted for nearly 27.2% of total generation in 2010, four percentage points lower than in 2009.  This was due to the restrictions of the operation of El Chocón that were imposed by CAMMESA and the low level of the reservoir during 2010; that resulted from the drought conditions during the second half of 2010 in the Limay River and in the Collón Curá River, the main tributaries of El Chocón.  The monthly flow of the rivers during 2010 and the monthly average is shown in the following table:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Limay m3/s	2010	307	216	157	119	112	134	251	204	245	246	308	282
	Average	250	178	125	113	167	292	357	366	345	342	358	329
	%	123%	121%	126%	105%	67%	46%	70%	56%	71%	72%	86%	86%

Collón Curá m3/s	2010	246	122	79	72	90	224	427	282	420	549	589	381
	Average	218	123	89	105	268	575	645	587	568	633	644	452
	%	113%	99%	89%	69%	34%	39%	66%	48%	74%	87%	91%	84%

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

HYDRO/THERMAL GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	1,940	18.5	3,783	31.6	2,975	27.2
Thermal generation	8,540	81.5	8,172	68.4	7,965	72.8
Total generation	10,480	100.0	11,955	100.0	10,940	100.0

(1)   Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	10,480	93.8	11,955	95.8	10,940	95.5
Electricity purchases	694	6.2	528	4.2	517	4.5
Total (1)	11,174	100.0	12,483	100.0	11,457	100.0

(1)   Energy generation plus energy purchases differs from electricity sales due to the power plant’s own energy consumption.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2008		2009		2010
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,397	21.6	2,128	17.2	2,142	18.8
Non-contracted sales	8,701	78.4	10,278	82.8	9,236	81.2
Total electricity sales	11,098	100.0	12,405	100.0	11,378	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2008	2009	2010
Endesa Costanera	8,543	8,284	8,018
El Chocón	2,554	4,122	3,361
Total	11,098	12,405	11,378

During 2010, Endesa Costanera served an average of 37 unregulated customers.  Endesa Costanera has no contract with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2008		2009		2010
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales
YPF	233	22.5	122	15.8	188	25.7
Acindar	88	8.5	29	3.7	—	0.0
Solvay (1)	130	12.5	96	12.4	—	0.0
Transclor	63	6.1	58	7.5	60	8.2
Peugeot	63	6.1	48	6.2	59	8.0
Cencosud	59	5.7	71	9.2	70	9.6
Rasic Hnos.			40	5.5	39	5.3
Total sales to our largest unregulated customers	635	61.5	464	60.3	416	56.9

(1)   Since September 2009 the contract with Solvay started to decline, because Solvay started to supply themselves with a cogeneration plant.

Sales to the pool market decreased from 7,511 GWh in 2009 to 7,286 GWh in 2010; this reduction is mainly explained by the reduction in thermal generation, due to maintenance of the Central Termoeléctrica Buenos Aires unit during the first quarter of 2010.

During 2008 and 2009, Endesa Costanera, through its subsidiary Endesa Cemsa S.A. (Cemsa), negotiated with a number of gas producers, which allowed Endesa Costanera to diversify and improve the availability of gas for supply to Endesa Costanera’s units, including the ability to trade gas with other generators.

In October 2010, Endesa Costanera started energy exports of power to the company Usinas y transmisiones Eléctricas (Uruguay) with gas imported from Bolivia.

During 2009, El Chocón served an average of 21 unregulated customers.  El Chocón has no contract with distribution companies.

The following table sets forth sales by volume to the largest unregulated customers of El Chocón for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2008		2009		2010
	Contracted Sales (GWh)	% of Contracted Sales	Contracted Sales (GWh)	% of Contracted Sales	Contracted Sales (GWh)	% of Contracted Sales
Minera Alumbrera	571	41.9	542	40.0	505	35.8
Profertil (Cemsa) (1)	94	6.9	115	8.5	112	7.9
Massuh	85	6.2	—	—	—	—
Chevron	136	10.0	120	8.8	91	6.4
Acindar (Cemsa) (1)	88	6.4	75	5.5	80	5.7
Praxair	89	6.5	80	5.9	87	6.2
Air Liquide	30	2.2	122	9.0	131	9.3
Total sales to our largest unregulated customers	1,093	80.1	1,055	77.8	1,006	71.3

(1)   Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, an Endesa Chile affiliate.

El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement.  Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments.  The management fee for 2008, 2009 and 2010 was $ 2.2 million, $ 2.4 million and $ 2.3 million, respectively.

Electricity demand in the Argentine NIS increased 5.9% during 2010.  Total electricity demand was 105,938 GWh in 2008, 104,592 GWh in 2009 and 110,767 GWh in 2010.  Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS.  According to the installed capacity reported by CAMMESA in the monthly report for December 2010, our major competitors in Argentina are the state-controlled company Enarsa (with an installed capacity of 640 MW), nuclear units -NASA- (1,005 MW) and the binational hydroelectric units Yacyreta and Salto Grande (3,225 MW in total).  The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (Sadesa), and Pampa Energía.  The AES Group has nine power plants connected to the Argentine NIS with a total capacity of 2,810 MW (43% of which is hydro) and one plant that is not connected to the Argentine NIS that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW.  On the other hand, Sadesa owns a total of approximately 3,860 MW, the most important of which are Piedra del Aguila (hydro, 1,400 MW) and Central Puerto (thermal, 1,777 MW), while Pampa Energía competes with us with five power plants, Diamante and Nihuiles (both hydro, 612 MW in total), and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,356 MW in total).

Operations in Colombia

Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa.  These companies were merged into Betania, which then changed its name to “Emgesa S.A. E.S.P.” or Emgesa.  We have a 26.9% stake in Emgesa as of December 31, 2010, which we control and consolidate pursuant a transfer of rights from another subsidiary of Endesa Spain.

As of December 31, 2010, our Colombian subsidiary operated 12 generation facilities in Colombia, with a total installed capacity of 2,914 MW.  Emgesa has 2,471 MW in hydroelectric plants and 444 MW in thermoelectric plants.  In May 2010, the 19.5 MW mini hydro unit San Antonio started operations.

Our hydroelectric and thermal generation plants in Colombia represent 21.8% of the country’s total electricity generation capacity as of December 2010.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY IN COLOMBIA (MW)(1)

	Year ended December 31,
	2008	2009	2010
	(MW)
Emgesa
Guavio (reservoir)	1,213	1,213	1,213
Cadena Nueva (reservoir/pass-through) (2)	601	601	601
Betania (reservoir)	541	541	541
Termozipa (steam turbine/coal)	236	236	236
Cartagena (steam turbine/natural gas + diesel oil)	208	208	208
Minor Plants (pass-through) (3)	96	96	116
Total	2,895	2,895	2,914

(1)   The figure includes the capacity used for power plant consumption.

(2)   Includes two power plants named La Guaca and Paraiso.

(3)   As of December 31, 2010 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio.

Approximately 85% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 23.7% in 2008, 22.6% in 2009 and 19.8% in 2010.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2010, thermal generation represented 9.1% of total generation and hydroelectric generation represented the remaining 90.9% of our generation in Colombia.  During the second half of 2009 and the first quarter of 2010, there were very dry hydrological conditions in the Colombian system due to the “El Niño” phenomenon, which caused less hydroelectric generation in the region, contrary to Chilean and Peruvian regions.  For Emgesa’s hydro units in the Guavio River and Magdalena River (Betania unit), the flow remained critically low until October 2010.  The average annual percentage of historical average flow for 2010 was 76% and 82% for the Guavio and Magdalena Rivers respectively, as shown in the following table:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Guavio River GWh	2010	62	81	184	429	647	730	793	469	311	288	435	267	4,696
	Average	134	131	219	466	771	979	1056	799	533	470	372	228	6,158
	%	73%	57%	44%	46%	62%	84%	75%	59%	58%	61%	117%	117%	76%

Magdalena River GWh	2010	57	67	87	208	223	213	249	149	105	119	248	201	1,927
	Average	132	125	162	204	235	261	286	221	157	176	198	178	2,337
	%	43%	53%	54%	102%	95%	82%	87%	67%	67%	68%	126%	113%	82%

Emgesa reduced its hydro generation by 1,447 GWh as compared with the 2009 generation and by 2,150 GWh when compared to the 2008 figure.  Part of this decrease was replaced by thermal generation (57 GWh more than 2009, and 528 GWh more than 2008), as shown in the following table:

HYDRO/THERMAL GENERATION IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	12,403	96.1	11,700	92.3	10,253	90.9
Thermal generation	503	3.9	974	7.7	1,030	9.1
Total generation	12,905	100.0	12,674	100.0	11,283	100.0

(1) Generation minus power plant own consumption and technical losses.

During 2010, the Cartagena and Termozipa power plants have been operated intensively with natural gas and coal, respectively, as a result of the “El Niño” phenomenon.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Electricity production	12,905	78.1	12,674	74.7	11,283	75.4
Electricity purchases	3,611	21.9	4,284	25.3	3,678	24.6
Total (1)	16,517	100.0	16,958	100.0	14,961	100.0

(1)   Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

The only interconnected electricity system in Colombia is the Sistema Interconectado Nacional the “Colombian NIS.”  Electricity demand in the Colombian NIS increased 2.6% during 2010.  Total electricity consumption was: 53,870 GWh in 2008, 54,679 GWh in 2009 and 56,099 GWh in 2010.

The demand in Colombia’s electricity market has been affected by the agreement on International Transactions of Energy governing the interconnection with Ecuador’s electricity system, which began operations in 2003.  During 2010 physical sales to Ecuador were 798 GWh, 279 GWh lower than the 1,077 GWh sold in 2009, due to the dry conditions in Colombia that forced the authorities to limit exports temporarily.  Energy imports from Ecuador to Colombia were 10 GWh in 2010 and 16 GWh in 2009.

The distribution of our physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2008		2009		2010
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	11,169	68.2	11,960	71.2	10,946	73.9
Non-contracted sales	5,199	31.8	4,847	28.8	3,871	26.1
Total electricity sales	16,368	100.0	16,806	100.0	14,817	100.0

During 2010, Emgesa served an average of 739 contracts with unregulated customers and 11 distribution and trading companies.  Our sales to the distribution company Codensa, an affiliated company because of control at the Enersis level, accounted for 39.2% of our total contracted sales in 2010.  Physical sales to the five largest unregulated customers altogether reached 5.6% of total contracted sales.

The following table sets forth our sales by volume to our six largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2008		2009		2010
	Contracted Sales (GWh)	% of Contracted Sales	Contracted Sales (GWh)	% of Contracted Sales	Contracted Sales (GWh)	% of Contracted Sales

Codensa (1)	3,784	33.9	4,697	39.3	4,296	39.2
Enertolima	150	1.3	471	3.9	501	4.6
Electrocosta	79	0.7	517	4.3	555	5.1
Electricaribe	1,194	10.7	954	8.0	352	3.2
EPM	1,455	13.0	720	6.0	1,716	15.7
Meta	624	5.6	163	1.4	175	1.6
Total sales to our largest distribution customers	7,286	65.2	7,523	62.9	7,595	69.4

(1)  A subsidiary of Enersis.

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 2,600 MW), Isagen (with an installed capacity of 2,106 MW), and Gecelca (with an installed capacity of 1,201 MW).  We also compete with the following private sector companies in Colombia: Chivor (1,000 MW), which is owned by Gener, (100% as of December 2010); Colinversiones, with an installed capacity of 1,459 MW, which includes Termoflores with an installed capacity of 160 MW (281 MW less than the installed capacity registered in 2009, due to the temporary retirement of the Flores 2 and 3 units for the conversion to combined cycle; the incorporation of the new Flores IV unit is expected during the first quarter of 2011); Merieléctrica, with an installed capacity of 169 MW; and Epsa, with an installed capacity of 1,111 MW.

Operations in Peru

Through our subsidiary Edegel, we operate a total of nine generation facilities in Peru, with a total installed capacity of 1,668 MW, as of December 2010.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 746 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants, which represent the remaining 922 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 25.8% of the country’s total electricity generation capacity according to the information reported in December 2010 by the Organismo Supervisor de la Inversión en Energía y Minería, Supervisory Entity of the Investment on Energy and Mining (Osinergmin).

The following chart sets forth the installed capacity of Edegel:

INSTALLED CAPACITY IN PERU (MW)

	Year Ended December 31,
	2008	2009	2010

Edegel S.A.
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	80	80	80
Moyopampa (hydroelectric)(1)	65	65	66
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal) (2)(3)	229	430	429
Ventanilla (thermal)	493	493	493
Total	1,467	1,667	1,668

(1)   During 2010, Moyopampa’s installed capacity increased by 1 MW, due to the result of a capacity test held during this period.

(2)   During 2009, Santa Rosa increased its installed capacity due to the incorporation of Unit TG8, which started operations in September 2009 with 193 MW and with an additional 7 MW since November 2009 (200 MW in total).

(3)   During 2010, Santa Rosa’s installed capacity decreased by 1 MW, due to the result of a capacity test held during this period.

Our generation market share was 26.1% of total electricity production in Peru in 2010.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,189	51.7	4,564	55.9	4,405	52.0
Thermal generation	3,913	48.3	3,599	44.1	4,061	48.0
Total generation	8,102	100.0	8,163	100.0	8,466	100.0

(1)    Generation minus power plant own consumption and technical losses.

Hydrological generation represented 52.0% of Edegel’s total production in 2010.  Hydro generation decreased by 159 GWh or 3.5%, compared with 2009 generation, due to the rainy conditions prevailing during 2009.  For Edegel, the flow of the rivers during 2009 in the Rimac basin was one of the highest since 1965.  This 2010 reduction was offset by an increase of 463 GWh of thermal generation in 2010, explained by the incorporation of Santa Rosa’s Unit TG8.

The flow of the Rimac River for the years 2009 and 2010, compared with the historical average, is shown in the following table:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Average
Rimac River m3/s	2009	42	78	70	52	26	17	14	12	12	17	37	55	36
	Average	42	57	60	40	21	15	12	10	11	13	17	27	27
	%	102%	136%	117%	129%	121%	114%	118%	111%	106%	128%	220%	208%	133%

Rimac River m3/s	2010	65	55	62	43	23	17	14	13	11	12	13	44	31
	Average	42	57	60	40	21	15	12	10	11	13	17	27	27
	%	157%	95%	104%	107%	107%	114%	120%	126%	105%	93%	78%	165%	115%

The portion of electricity supplied by Edegel’s own generation was 96.5% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Edegel has gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities.  During 2007, the gas pipeline Camisea-Lima, owned by TGP, reached its full capacity.  However, in May 2008, TGP started implementing restrictions on the gas transfer through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/d (from August 2008 to July 2009) and 2.7 million m3/d (from August 2009 to July 2019).  Thus, Edegel expects it will have enough capacity for the combined cycle Ventanilla plant and part of Santa Rosa.  In addition, in 2009 Edegel extended the contract for transportation and distribution from August 2019 to 2025 at a level of 2.1 million m3/d.

In August 2010, TGP awarded 0.5 million m3/d in firm transport capacity to Edegel from August 2010 until the end of 2019, in the TGP 14th open season.

In August 2010, the authority published a regulation that enables the secondary market for transport and supply of natural gas.

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2008		2009		2010
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	8,102	93.9	8,163	96.0	8,466	96.5
Electricity purchases	525	6.1	337	4.0	305	3.5
Total(1)	8,627	100.0	8,499	100.0	8,771	100.0

(1)   Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

Sistema Eléctrico Interconectado Nacional, or the SINAC, is the only interconnected system in Peru.  Electricity sales in the SINAC increased 8.5% during 2010 compared to 2009, reaching total annual sales of 29,553 GWh.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2008		2009		2010
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	8,225	97.2	7,565	90.9	7,550	87.8
Non-contracted sales	235	2.8	755	9.1	1,049	12.2
Total electricity sales	8,461	100.0	8,321	100.0	8,598	100.0

(1) Includes sales to distributors without contracts.

Edegel’s physical sales in 2010 increased 3.3% compared with 2009.  Sales in the spot market increased 38.8% due to the increase in generation and contracted sales remained similar to the values evidenced for 2009.  During 2010, Edegel had nine regulated customers.  Edegel has had contracts since 1997 with Luz del Sur and Edelnor.  Edegel also won the bids launched by other distributors during 2006 and 2007.  The company has ten unregulated customers.  Sales to unregulated customers represented 27.3% of Edegel’s total contracted sales in 2010, compared to 46.3% in 2009, due to the expiration of the contract with Electroperú in September 2009.

During 2010, there were six long-term bids for the supply of various distributors in Peru.  Those contracts will be dispatched as of 2013 and 2014 with a duration between 8 and 12 years.  The energy required varies by year: 36 TWh for 2013, 194 TWh between 2014 and 2021, 120 TWh for 2022 and 2023 and 4 TWh for 2024 and 2025.  Edegel allocated 4.9 TWh between 2014 and 2021, 4.4 TWh for 2022 and 2023, and 3.4 TWh for 2024 and 2025 in the Edelnor process.

Additionally in that bid, Edegel allocated between 250 and 892 GWh between 2011 and 2013 in medium-term bids with Luz del Sur, Seal and Edelnor.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2008		2009		2010
	Contracted Sales (GWh)	% of Contracted Sales	Contracted Sales (GWh)	% of Contracted Sales	Contracted Sales (GWh)	% of Contracted Sales
Distribution companies:
Edelnor (Regulated) (1)	1,693	20.6	2,663	35.2	4,072	53.9
Luz del Sur (Regulated) (1)	1,346	16.4	949	12.5	917	12.1
Hidrandina	58	0.7	60	0.8	59	0.8
Electronoroeste	49	0.6	50	0.7	55	0.7
Electronorte	50	0.6	54	0.7	57	0.8
Electrosur	30	0.4	32	0.4	33	0.4
Total sales to our largest distribution companies	3,226	39.2	3,808	50.3	5,194	68.8

Unregulated customers:
ElectroPerú (2)	2,775	33.7	1,821	24.1	0	0.0
Antamina	644	7.8	652	8.6	668	8.9
Refinería	635	7.7	614	8.1	974	12.9
Siderperú	334	4.1	253	3.3	263	3.5
Total sales to our largest unregulated companies	4,387	53.3	3,339	44.1	1,905	25.2
Total sales to our largest customers	7,613	92.6	7,147	94.5	7,099	94.0

(1)   The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  For 2008, 2009 and 2010, the energy sold to these distributors includes the amount won by Edegel in the bids realized since 2006.  Edelnor is a subsidiary of our parent company Enersis.

(2)   Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The contract with ElectroPerú expired in September 2009.

Our most important competitors in Peru are Enersur (GDF-Suez group, with an installed capacity of 1,038 MW); ElectroPerú (state-owned competitor, with an installed capacity of 989 MW); Egenor (Duke Energy Group, with an installed capacity of 650 MW); and Kallpa (Inkia Energy group, with an installed capacity of 566 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

Chile

Industry Structure

The electricity industry in Chile is divided into three business segments: generation, transmission and distribution.  The generation segment consists of companies that produce electricity.  They sell their production to distribution companies, unregulated customers, or to other generation companies.  The transmission segment consists of companies that transmit the electricity produced by generation companies through high voltage lines over 23 kV.  Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to end users at a voltage no higher than 23 kV.

The electricity sector in Chile is regulated pursuant to Decree with force of Law No. 4 of 2006, as amended, known as the Chilean Electricity Law.

In Chile there are four separate interconnected electricity systems.  The main systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, which services the central and south central part of the territory, where 93% of the Chilean population lives, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern part of the country, where most of the mining industry is located.  According to the 2002 census, 6% of the Chilean population lived in the territory serviced by the SING.  In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity in remote areas, where no more than 1% of the population lives.  The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, or CDEC, an autonomous entity that involves industry groups, transmission companies and large customers.  CDECs coordinate the operation of their system as efficient markets for the sale of electricity, in which the lowest marginal cost producer is usually used to satisfy demand at any moment in time.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system.

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

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law: the Ministry of Energy, the Chilean National Energy Commission (CNE) and Superintendency of Electricity and Fuels (SEF).  The Ministry of Energy, created in 2009, develops and coordinates plans, policies and standards for the proper operation of the sector, approves tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.  CNE is the technical entity in charge of defining prices, technical standards and regulatory requirements.  SEF monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.  There are also other entities related to the energy sector: the Chilean Nuclear Energy Committee in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency, in charge of promoting energy efficiency.

In each transmission system, the pertinent CDEC coordinates the operations of generation companies, in order to minimize the operating costs in the electricity system and monitor the quality of service provided by the generation and transmission companies.  Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to final unregulated customers or to other generation companies under freely negotiated contracts.  To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the marginal cost of production of the next kWh to be dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW.  Customers between 0.5 and 2 MW may choose their status as regulated or unregulated.  Customers with capacity needs over 2 MW are unregulated. Historically, sales to distribution companies for resale to regulated customers were made through contracts at regulated prices set by CNE (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity was supplied.  Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must arise from international bids which have a maximum offer energy price based on the average price paid by the unregulated customers at the time that the bid takes place, which is calculated twice a year by the CNE.  If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%.  The bids are awarded on a minimum price basis.  The average prices associated with these bids are transferred directly to end users, replacing the current regulated price regime.  During the life of the contract, the energy and capacity prices are indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  Under the bid system, all distribution companies have separate electricity contracts for their regulated and unregulated customers from 2010 onwards.

Sales of Capacity to Other Generation Companies

Each CDEC determines a firm capacity for each power plant on an annual basis.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time it is out of service for maintenance and extremely dry conditions for the operation of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Transmission

Since transmission assets are built pursuant to concessions granted by the government, the law requires a company to operate on an “open access” basis, in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system.

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, it may be determined by an administrative proceeding that may be appealed in the Chilean courts.

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

Environmental Regulation

The Chilean Constitution grants all citizens the right to live in a pollution-free environment.  It further provides that other constitutional rights may be limited in order to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations.  Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and implemented by several rules, such as the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law requires companies to conduct environmental impact study or declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, which introduced changes in the environmental assessment process and in the public institutions involved in it.  Consequently, the environmental assessment process is coordinated by the Environmental Assessment Service, and not by the Chilean Environmental Commission, or Conama, which was repealed, as of October 1, 2010.  Endesa Chile’s subsidiaries apply the guidelines of the new law when analyzing the development of future projects.

On April 1, 2008, Law No. 20,257 was enacted, and amended the General Services Law.  The purpose of the amendment is to promote the use of Non-Conventional Renewable Energy (“NCRE”).  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to 10% as of 2024.  Currently, our power plants recognized as NCRE generators are Palmucho, Canela wind farms and Ojos de Agua. Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile fully complied with this obligation during 2010 and generated excess energy with NCRE, with the capacity to sell the surplus to other generators.  The additional cost of generating with NCRE is being charged as a pass-through in the new contracts, thus eliminating an impact to our revenues.

During 2010, the government has been working on a new regulation for thermal plants emissions, which is expected to take effect during 2011.  This rule will regulate emissions of particulate matter (PM 10), sulfur dioxide (SO2), nitrogen oxides (NOx) and mercury, both for existing and new power plants.  This rule provides a transition period for existing plants, in order to have time to make the required investments in order to comply with such regulations.  Also, a quality standard is being developed that regulates fine particulate matter (PM 2.5).

Water rights

Endesa Chile owns unconditional, absolute and perpetual property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right considered.  The maximum license fees to be recovered are those paid during the 8 years before the start-up date.  As of the date of this report, Endesa Chile has not recovered any license fees already paid.  During 2010, we paid Ch$ 2,700 million for 2009 water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Endesa Chile continuously analyzes which water rights it will maintain, disregard or acquire.  We estimate that in 2011 we will pay fees for an aggregate of Ch$ 2,886 million.  Thereafter, the water rights law requires an annual fee that will be doubled and will thereafter remain flat for five years, at which point the license fee will be doubled once again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012, even though, Endesa Chile does not and will not have any water rights in that area.

Argentina

Introduction

Law No. 15,336 of 1960 and Law No. 24,065 of 1992 (together, the Argentine Electricity Act) set the regulatory framework for the electricity sector.

Under the Argentine Electricity Act, the Federal Government:

•      Divided the electricity industry into three business segments: generation, transmission and distribution, enabling the electricity market development under conditions of free competition for generation with reduced tariffs, establishing requirements regarding quality standards, and restricting ownership concentration;

•      Created the Mercado Eléctrico Mayorista (Wholesale Electricity Market) or “MEM” where four categories of agents (generators, transmitters, distributors and large customers) are allowed to buy and sell electricity as well as related products;

•      Imposed the Compañía Administradora del Mercado Mayorista Eléctrico (Administrative Company for the Wholesale Electricity Market) or “CAMMESA,” responsible for the dispatch coordination, the administration of the agent’s transactions in the MEM and the calculation of spot prices; and

•      Created the Ente Nacional Regulador de la Electricidad (Electricity National Regulatory Agency) or “ENRE,” in charge of regulating public service activities in the electricity sector and imposing jurisdictional decisions.

The Ministry of Federal Planning, Public Investment and Services, through the Secretariat of Energy, is primarily responsible for the implementation of the Argentine Electricity Act.  Among the main tasks, the Secretariat regulates the system dispatch and the activities in the MEM, and grants the concessions or authorization for each activity in the electricity sector.  The Secretariat of Energy is also responsible for policy setting in the oil and natural gas sector, with its direct impact on thermal generators and the electricity sector.

Industry structure

The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM’s spot market or through private contracts to purchasers on the MEM’s contract market or to CAMMESA through special transactions like contracts under Resolutions SE No. 220/2007 and No. 724/2008.

Transmission works under monopoly conditions and is comprised of several companies to whom the Federal Government grants concessions.  One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected.  The international interconnected transmission systems also require concessions granted by the Secretariat of Energy.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that works under monopoly conditions and is provided by companies who have also been granted concessions.  Distribution companies have the obligation to make electricity available to end users within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator.  Accordingly, these companies have regulated tariffs and are subject to quality service specifications.  Distribution companies may obtain electricity either in the MEM’s spot market, at a price called “seasonal price,” or in the MEM’s term market through private contracts with generators.  The seasonal price, defined by the Secretariat of Energy, is the cap for the costs of electricity bought by distributors and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor, which are located in the cities of La Plata (Edelap) and Buenos Aires and Greater Buenos Aires area (Edesur, which is a subsidiary of Enersis).  Edelap and Edenor are unrelated distribution companies.  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  However, all distribution companies acting in the MEM must operate under its rules.

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

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations, the spot prices calculation and the administration of the MEM’s economic transactions.  CAMMESA is also obliged to comply with special instructions given by the Secretariat of Energy in order to enter into transactions with certain generators in order to buy electricity.  All generators that are MEM agents have to be connected to the Sistema Argentino de Interconexión (Argentine Interconnected System) or “Argentine NIS” and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS, in order to be sold in the spot market or in the term market.  Distribution companies, traders and large users that have entered into private supply contracts with generation companies, pay the contractual price directly to the generator and also pay a toll to the transmission and/or distribution company for the use of their systems.

The spot price is calculated on an hourly basis by CAMMESA and must reflect the cost of the marginal kW to be dispatched in the Argentine NIS and is paid to generators and sellers of energy at the spot market.  The Argentine Electricity Act sets that electricity prices in the spot market are determined on a marginal cost basis.  Since 2002, the Secretariat of Energy started to modify several criteria regarding the spot prices and imposed, among other restrictions, caps for the spot prices to be paid to generators and only recognized for calculation purposes the natural gas costs established by the Federal Government, even though additional costs are collected by the market and paid to the generator.

In order to stabilize the prices for distribution tariffs, the market has a seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market.  It is a fixed price determined every six months by the Secretariat of Energy after CAMMESA recommends the seasonal price level for the next period according to its estimated spot price, which is based on its evaluation of the expected supply, demand and available capacity, as well as other factors.  The seasonal price is maintained for at least 90 days.  Since 2002, the Secretariat of Energy has been approving seasonal prices lower than those recommended by CAMMESA.

Regulatory Developments: the industry after the Public Emergency Law

General

Law No. 25,561, the Public Emergency Law, was enacted in 2002 to manage the public crisis which began that year.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1 per $ 1.  It also empowered the Federal Government to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.  These measures have been periodically extended.  In fact, Law No. 26,563, enacted in December 2009, extended the measures until December 31, 2011.

The Secretariat of Energy introduced several regulatory measures aimed to correct the effects of the devaluation into the MEM’s costs and prices and to reduce the price to be paid by the end users.

Generation

The mandatory conversion of transmission and distribution tariffs from dollars to Argentine pesos at the pegged rate of Ar$ 1 per $ 1 as of 2002, when the market exchange rate was approximately Ar$ 3 per $ 1, and the regulatory measures to cap and reduce the spot and seasonal prices hindered the pass through of generation variable costs into the tariffs to end users.

Resolution SE No. 240/2003 changed the way to fix spot prices, decoupling the spot price calculation from the marginal costs of operation.  Until this resolution, spot prices on the MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with fuel/diesel in the winter (May-August).  Then, due to restrictions on natural gas supply, winter prices were higher, and related to imported fuels priced in dollars. Resolution SE No. 240/2003 seeks to avoid the pegged price indexation to the dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the Resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply.  Water value is not considered if its opportunity cost is higher than the cost of generating with natural gas.  The resolution also set a cap on the spot price at 120 Ar$/MWh, which was still valid during 2010.  The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho, STD) plus a margin of 2.5 Ar$/MWh, according to the Notes SE 6,866 of 2009 and 6,169 of 2010, valid from May 2010 until December 2011.

The government avoided the increase in electricity tariffs to end users and seasonal prices were maintained substantially fixed in Argentine pesos, although gas producers received price revisions by the authority, recovering part of the value that they lost with the devaluation.  In this scenario, CAMMESA sells energy to distributors who pay seasonal prices, and buys energy from generators at spot prices that recognize rising gas prices and at a contractual prices defined by the instructions of the Secretariat of Energy.  To overcome this imbalance, the authority — through Resolution SE N° 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market.  This Resolution set a priority of payment for different services: capacity payment, fuel cost and energy sales margin, among others.  CAMMESA accumulates debt with generators, and the system gives an incorrect price signal to the agents by not encouraging savings in electricity consumption or investments to satisfy the growth in electricity demand, including investments in transmission capacity.

Additionally, generators suffer a reduction of estimated income from contract prices because they are reduced as a consequence of the spot price level.

In order to enhance the energy supply, the Secretariat of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth in electricity demand, over the “Base Demand,” which was the demand for electricity in 2005.  The Energy Plus Service is supplied by generators that install new capacity or that offer existing generation capacity not connected to the NIS before.  All “large customers” that, as of November 1, 2006, had a higher demand than their Base Demand, had to contract excess demand with the Energy Plus Service.  The consumption that exceeded the Base Demand without a supply contract should pay additional amounts for the surplus energy.  The price of the contracts for Energy Plus Service have to be approved by the relevant authorities.  Consumption of unregulated customers that could not be secured by an Energy Plus Service contract could request CAMMESA to conduct an auction to satisfy their demand.

Resolutions SE No. 220/2007 and No. 724/2008 give thermal generators the opportunity to reduce some of the adverse effects of Resolution SE No. 406/2003 by entering into MEM Supply Commitment Contract or “CCAM.”  Generators can perform maintenance or repowering investments to improve their unit’s availability and add additional capacity to the system. After authorization, the generator can sign a CCAM at prices that permit the recovery of capital expenditures.  Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales (Res. No. 406/2003).  Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE No. 762 created the Hydroelectric National Program to promote the construction of new hydro plants. The program enables authorized generators to subscribe energy supply contracts with CAMMESA for up to fifteen years at prices that allow for an investment payback.

The Federal Government has adopted several other measures to promote new investments, including; auctions to expand the capacity of natural gas transportation and of electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called “GENREN program”.  For more details, refer to “Environmental regulation” below.  Law No. 26,095 of 2006 created specific charges that must be paid by end users to finance new electricity and gas infrastructure projects.  The Federal Government has also enacted some regulations to promote the rational and efficient use of electricity.

On November 25, 2010, the Secretariat of Energy signed an agreement with some generation companies, including Endesa Chile’s subsidiaries, in order to: i) increase thermoelectric unit availability, increase energy and capacity prices; ii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

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

Pursuant to Resolution SE No. 1,193/2005 all private generators in the MEM were called to participate in the construction, operation and maintenance of the electric energy generation plants to be built with the FONINVEMEM, consisting of two combined cycle generation plants of approximately 850 MW each, which were finished during 2010 as combined cycle plants.  These power plants are powered by natural gas or alternative fuels.

Because of the insufficient resources to conclude the plants, Resolution SE No. 564/2007 gathered all of the MEM’s private sector generators to commit to FONINVEMEM by including the differences between spot prices and payments made pursuant to Resolution SE No. 406/2003 for an extra period ending December 31, 2007.

Natural gas market

End customers’ demand for natural gas peaks during winters.  In this season, there have been natural gas shortages to supply power plants for several years.  In order to assure internal supply, thermal generators consume alternative fuels, such as diesel and fuel oil.  Since 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.  In 2004, the Argentine government entered into an agreement with Venezuela to guarantee fuel oil supply until 2010.

To improve the natural gas supply, the government has adopted different actions.  Since 2004, local gas producers and the government have entered into various agreements to guarantee gas supply at rising prices.  In July 2009, the last agreement was signed establishing a 30% increase in the natural gas tariff to power producers until December 2009.  Additionally, in 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily of natural gas.  During the winters of 2008, 2009 and 2010, various ships arrived at Bahía Blanca with LNG for the system.

An additional measure related to natural gas in recent years was the creation of the Electronic Gas Market (MEG).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

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

The Secretariat of Energy published Disposition No. 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity.  These norms implied the beginning of restrictions for gas delivery to Chile and Brazil.  These restrictions are expected to continue, especially considering that during 2010, Resolution Enargas No. 1410 was published, which modified the procedures for gas dispatch starting in October 2010. According to that resolution, the priority of gas dispatch is as follows:  i) residential and commercial users;  ii) the Compressed Natural Gas market;  iii) large customers; iv) thermal units; and v) exports.

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

Law No. 26,190, enacted in 2007, defined the use of renewable resources for electricity production as a national interest and set as a target, 8% market share for generation from renewable energies within a term of 10 years.  During 2009, the government took actions to reach this objective, launching an international auction to promote the installation of up to 1,000 MW of renewable capacity, publishing Resolution No. 712/2009. This resolution created a mechanism to sell renewable energy through fifteen-year contracts under special price conditions.  In June 2010, the “GENREN program” awarded a total of 895 MW, distributed in 754 MW of wind power; 110 MW of bio-fuels; 11 MW of mini-hydro; and 20 MW of solar units.  The prices awarded vary from $ 150 MWh (for mini-hydro units) to $ 598 MWh (for solar units).

Brazil

Although we do not own any Brazilian subsidiaries, we do own equity investments through Endesa Brasil.

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional (the Brazilian NIS), which comprises most of the regions of Brazil, and several other small, isolated systems.

Generation, transmission and distribution are legally separated activities in Brazil.  According to the specifications set forth in Law No. 9,427/96, unregulated consumers in Brazil are currently those customers who: (i)  demand at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii)  demand capacity in the range of 500-3,000 kW and choose to contract the energy supply directly with alternative generators or traders.

The electricity industry in Brazil is regulated by the Federal Government, acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector, and whose primary role is to establish the policies, guidelines and regulations for the sector.  Regulatory policies are implemented by the Brazilian governmental agency for electric energy or ANEEL, whose main responsibilities include, among others: (1) supervision of the concessions for electricity sale, generation, transmission and distribution ; (2) enactment of regulations for the electricity sector;

(3) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (4) promotion of a bidding process for new concessions; (5) resolution of administrative disputes between electricity sector agents; and (6) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs.

Other regulatory authorities include: (i) the Brazilian Electricity System Operator (ONS), comprised of generation, transmission and distribution companies, and independent consumers, responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to the ANEEL’s regulation and supervision; (ii) the Electricity Trading Board (CCEE), a non-profit company subject to authorization, inspection and regulation by ANEEL whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS by registering the agreements resulting from market adjustments and whose agents are gathered into four categories: Generation, Distribution, Trading and Consumers ; and (iii) the National Energy Policy Council (CNPE), which is in charge of developing the national electricity policy.

Deregulation and Privatization

The Concessions Law (No. 8,987) and the Power Sector Law (No. 9,074), both enacted in 1995, intend to promote competition and attract private capital into the electricity sector.  Since then, several assets owned by the Federal Government of Brazil and/or state governments have been privatized.

Independent Power Producers and Self-Producers

The Power Sector Law also introduced the concept of independent power producers, or IPPs, in order to open the electricity sector to private sector investment.  IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale on their own account.

The Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

Law No. 9,648/98 created the wholesale energy market, composed by the generation and distribution companies.  According to this market regulation, the purchase and sale of electricity are freely negotiated.

Pursuant to Law No. 10,433/02, the wholesale energy market structure came to be closely regulated and monitored by ANEEL, which is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

Law No. 10,848/04 seeks to maintain public service for the production and distribution of electricity to consumers within each concession area, restructures the planning system, guarantees transparency in the auction and bidding process for public projects to mitigate the systemic risks, maintains centralized and coordinated operations of the energy system, grants universal use and access to electricity throughout Brazil, and modifies the bidding process of public service concessions.

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

Pursuant to the market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new power project.”  The government believes that a “new power project” needs more favorable contractual conditions such as long term power purchase agreements (15 years for thermal and 30 years for hydro) and certain price levels for each technology.  These agreements promote investment for the required expansion.  On the other hand, “existing power,” which includes depreciated power plants, can sell their energy at lower prices in shorter term contracts.

Concessions

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity exceeding 30 MW or transmission networks in Brazil have to resort to a public tender process.  Concessions granted to the holder give the right to generate, transmit or distribute electricity, as the case may be, in a given concession area for a certain period of time.

Concessions are limited to 35 years for new generation concessions and to 30 years for new transmission or distribution concessions.  Existing concessions may be renewed at the Brazilian government’s discretion for a period equal to their initial term.

Electricity Sales

In the regulated market, electricity distribution companies buy the electricity through bids that are regulated by ANEEL and organized by CCEE.  Distributors must buy electricity at public bids.

There are three types of regulated bids: new energy bids, existing energy bids and adjustment bids.  The government also has the right to call special bids for renewable electricity (biomass, mini-hydro, solar and wind power).  ANEEL and CCEE hold the bids annually.  The contracting system is multilateral, with generating companies entering into contracts with all distributors who call for bids.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated and special consumers.  It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.

Hydroelectrical Energy Reassignment

Brazil created a special mechanism to share hydrological risk between all hydro generators, called Reallocating Energy Mechanism.  Each hydro power plant has an assigned energy certificate which defines both the proportion of the total generated hydro energy owned by a plant and the maximum energy amount that the plant can sell through contracts.  Differences between actual production and the assigned energy must be traded at a regulated fixed tariff (currently approximately $ 4/MWh).

Settlement Spot Price

The spot price is used to value the purchase and sale of electric power in the short term market.  According to the law, CCEE is responsible for the setting of the electricity price in the spot market.  This price is calculated on a marginal costs basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Fines applicable to agents in the electricity industry

Selling agents are responsible to the buying agent for payments if they are unable to satisfy their delivery obligations.  ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2.0% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, in extreme circumstances, terminate such agreements.

A party defaulting on payment of contributions to subsidy funds for the promotion and development of the electricity sector or any other payments due by virtue of the purchase of electricity in the ACR (regulated contract environment) or from Itaipú cannot use tariff adjustments (except for the extraordinary revision).

Incentives for the Development of Alternative Sources of Energy

Law No. 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity (Proinfa).  It assures the purchase of the electricity generated by Eletrobrás for a period of 20 years and financial support from the Banco Nacional do Desenvolvimento, or BNDES.  Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the consumers with electricity demand in the range of 500-3,000 kW (special consumers) who decide to migrate to ACL (unregulated environment), provided that such consumers purchase electricity from generating companies using alternative sources of electricity.

Additionally, the government developed bidding processes for alternative energies (for example, the bidding process for wind projects that was held in December 2009, for 753 MW).

Public Bids

During 2010, there were four bidding processes for new generation projects, awarding 99 plants, for a total of 17,054 MW: 89 plants of NCRE for a total of 2,892 MW, three major hydroelectric plants for a total of 13,353 MW, and seven mid-size hydroelectric plants for a total of 809 MW.

Environmental Regulation

The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws.  While the federal government has power to enact environmental regulations, state governments have the power to enact more stringent environmental regulations.  Most of the environmental regulations in Brazil are at the state and local level rather than at the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals.  Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Colombia

In 1994, the Colombian Congress passed significant reforms to the public utilities industry.  These reforms, contained in Law 142 of 1994 (“LSPD”), known as the Public Utility Services Law, and Law 143 of 1994, were the result of constitutional amendments made in 1991, and created the basic legal framework that currently governs the electricity sector in Colombia.  The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (namely generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies, and the adoption of universal access principles applicable to transmission and distribution networks.

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

The Colombian Electricity Act regulates the generation, trading, transmission, and distribution (the Activities) of electricity.  Under the law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.

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

A generator, distributor, trader or an integrated company (i.e., a firm combining generation, transmission and distribution activities), cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.  A distribution company can have more than 25% of an integrated company’s equity if the market share of the latter company is less than 2% of the national generation business.  A company created before the enactment of Law No. 143 is banned from merging with another company created after Law No. 143 came into effect.

The Ministry of Mines and Energy defines the government’s policy for the energy sector.  Other government entities which play an important role in the electricity industry are: Public Utility Superintendency of Colombia, which is in charge of overseeing and auditing utilities; CREG, which is in charge of regulating the energy and gas sectors; and the Mining and Energy Planning Agency, which is in charge of planning the expansion of the generation and transmission network.

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities.  CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and charges for retailing to regulated customers, establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market, establish regulations for planning and coordination of operations of the Colombian NIS, establish technical requirements for quality, reliability and security of supply, and protect customers’ rights.

Generation

The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market, the wholesale market, at the spot price or by long-term private contracts with other participants and unregulated customers at freely negotiated prices.  The Colombian NIS is the system formed by generation plants, the interconnection grid, regional transmission lines, distribution lines and consumer loads.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Dispatch National Center (CND).  The hourly spot price paid for energy reflects prices offered by generators in the wholesale market and the respective supply and demand conditions.

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying their firm energy.  Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system will be allocated by bids.  The only auction held for this period took place in May 6, 2008, when existing generators participated with new generation projects while meeting the established market share limits.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The wholesale market facilitates the sale of excess energy that has not been committed under contracts.  In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the wholesale market.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND guided by “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order, on an hourly basis, determining which generators will be dispatched the following day to satisfy expected demand.  The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied by the lowest cost combination of available generating units in the country.

Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network, as well as every other condition necessary to satisfy the energy demands expected for the following day in a safe, reliable and cost-efficient manner.  The cost differences between the “planned dispatch” and the “optimal dispatch” are called restrictions costs.  The net value of these restrictions is assigned proportionally to all the traders within the Colombian NIS, according to their demands of energy, who pass these costs to the end users.  Some generators have initiated legal proceedings arguing that recognized prices do not cover the costs associated with these restrictions.

From the second half of 2009 until June 2010, there was a critical hydrological condition in Colombia, due to the presence of El Niño phenomenon.  In order to handle this situation, the Ministry of Mines and Energy and CREG enacted various temporary resolutions to modify the dispatch and pricing rules in order to ensure system reliability and prevent a possible deficit. Since June 2010, climate conditions have returned to normal and no power outages have occurred.

Export and Import Electricity

Decision CAN 536 of 2002, signed by the countries that participate in the Andean Nations Community (CAN) — Colombia, Ecuador, Bolivia and Peru, established the general framework for the Subregional interconnection of electrical systems that created a coordinated economic dispatch of the countries involved in the interconnections.  In this context, in March 2003 the interconnection system between Colombia and Ecuador was inaugurated.

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

CREG guarantees an annual fixed income to transmission companies.  Income is determined by the new replacement value of the networks and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the NTS.  This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG.  Accordingly, the construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project.  During 2009, CREG defined a transmission charge methodology.

Trading

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market, which for 2010 represented about 32.2% of the market, consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh.

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

The tariff formula became effective on February 1, 2008.  The main changes in the new formula are the establishment of a fixed monthly charge and the introduction of reduction costs of non-technical energy losses in the trading charges.  In addition, CREG allows the traders in the regulated market to choose tariff options to manage tariff increments.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids, known as Organized Market.  The final rules for this new system are still not available, but CREG has this issue on its 2011 agenda.

Another trading change is the incorporation of an energy derivatives market.  In May 2009, the company Derivex was created by the Bolsa de Valores de Colombia S.A. and XM Compañía de Expertos en Mercados S.A. E.S.P.  In October 2010, the company began its operation with the first electricity forward contract, and it also plans to manage in the future derivative contracts related with natural gas and coal.

During 2010, CREG strengthened regulatory measures aiming to control default risk by forcing independent traders to leave the market after defaulting.

Environmental Regulation

The environmental framework in Colombia was established in Law No. 99 of 1993, which also established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines issues and executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain an environmental license.

According to Law No. 99, generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment through a payment for their activities at a regulated tariff.  Hydroelectric power plants must pay 6% of their generation and thermoelectric plants must pay 4% of their generation.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Peru

Industry Structure

The general legal framework applicable to the Peruvian electricity industry are: the Law of Electric Concessions (Decree Law No. 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electric Generation (Law No. 28,832), the Technical Regulation on the Quality of the Electric Supply (Supreme Decree 020-97), the Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law No. 26,876),

and the Law that regulates the activity of the Supervisor Organization of Investments in Energy and Mining (Law No. 26,734, together with Law No. 27,699).

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency together with a bidding regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.

There is one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas.

The Ministry of Energy and Mining, or the MINEM, defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities.

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  Osinergmin also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.  The Committee of Economic Operation of the System, or COES, coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual bus bar price calculations, as defined below.  The COES includes as members the generation, transmission and distribution companies, as well as consumers with a capacity demand higher than 200 kW as unregulated customers.

Services provided by generation, transmission and distribution companies have to comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply.  Failure to do so might result in the imposition of fines by Osinergmin.

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and administration of economic transactions that take place in the SEIN are controlled by COES.  Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at spot price.  Distribution companies and large customers that have entered into private supply contracts with generation companies pay the contractual price directly to the generator (which includes tolls and compensations for the use of transmission systems) and also pay a toll to distribution companies for the use of their networks.

Customers with a demand of less than 200 kW are considered regulated customers, and the supply of their energy is considered as a public service.  Customers whose annual demand is within the range of 200-2,500 kW are free to choose to be considered as regulated or unregulated customers.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices until December 2013.  Decree 049-2008 established two models, one which represented a theoretical dispatch without considering any restrictions and, the other one, considering real dispatch with restrictions.  The spot price is obtained from the theoretical dispatch, and the additional cost of operation resulting from system restrictions are paid to the affected generators through a mechanism established by the authority.

Generators receive a capacity payment whose main component is the product of an annual calculation that considers firm power of every power plant connected to the system.  Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Transmission

Transmission activities are divided in two categories:  principal, which are for common use and allow the flow of energy through the national grid; and secondary, which are those lines that connect a power plant with the national grid, that connect principal transmission with the network of distribution companies or that connect directly to certain final consumers.  Law No. 28,832, enacted in 2006, also defined “guaranteed transmission systems” and “complementary transmission systems”, applicable to projects commissioned after the enactment of that law.  Guaranteed system lines are the result of a public bid and complementary system lines are freely constructed and exploited as private projects.  Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW.  The secondary and complementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Concessions and authorizations

Generation companies that have a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM.  Similarly, generation companies operating thermal power plants with an installed capacity greater than 500 kW require an authorization granted by the MINEM.

A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by said public entity.  Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electrical Concessions (Law No. 25,844), dated November 19, 1992), and related regulations.

Cold Reserve

During 2009, MEM carried out several studies which concluded that, in the near future, SEIN would not tolerate any unavailability of large power plants due to the lack of power generation capacity in the system.  As a result, MEM recommended the construction of new power plants that would serve as backup (“Cold Reserve”) in order to guarantee the flow of electricity to the system and avoid blackouts.  As a result, the government agency in charge of promoting private investments (“Proinversión”) carried out a public bid in August 2010, seeking to secure investments for the addition of an extra 800 MW to the system, divided in three projects located in Talara, Trujillo and Ilo.  Nevertheless, the bid resulted with only two of the projects being awarded: Talara (200 MW, for EEPSA, an affiliate of Endesa Latinoamérica) and Ilo (400 MW, for Enersur, an unrelated company).  These plants will receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred in generating electricity.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law No. 28,611), dated October 15, 2005, and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM).  The MINEM dictates the specific environmental legal dispositions applicable to electric activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation.  According to the Environmental Law, the Ministry of Environment (created in May 2008) is in charge, as principal duties, of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities on their specific environmental sector regulations.  During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Ministry of Environment.

In 2008, the MINEM enacted Supreme Decree 050-2008 to promote electricity generation using non conventional renewable energy (NCRE).  Said legal disposition states as a goal that at least 5% of the SEIN’s demand must be supplied using NCRE.  This 5% goal should be increased every five years.  Technologies considered as NCRE include biomass, wind, tidal, geothermal, solar, and mini-hydro (less than 20 MW) power.

C. Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of a group led by the Italian company, Enel.  Enel owns 92.1% of Endesa Spain, and the latter owns 60.6% of the share capital of Enersis through its Spanish subsidiary Endesa Latinoamérica, which in turn owns 60% of the share capital of Endesa Chile.

Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with presence in 23 countries and more than 95,000 MW of installed capacity.  It provides service to 60.9 million clients through its electricity and gas businesses.

The following chart shows the relative position of Endesa Chile in Enel Group, as well as the most important operating subsidiaries and jointly-controlled companies:

The companies listed in the following table were consolidated by us as of December 31, 2010.  In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in billions of Ch$ except percentages)
Electricity Generation
Celta (Chile)	100%	105.6	4.9
Endesa Chile (Chile) (1)	—	3,864.8	166.8
Endesa Eco (Chile)	100%	145.1	5.6
San Isidro (Chile)	100%	124.9	16.3
Pangue (Chile)	95%	161.8	78.9
Pehuenche (Chile)	92.7%	296.6	214.0
El Chocón (Argentina)	65.4%	163.3	31.7
Endesa Costanera (Argentina)	69.8%	174.4	10.8
Emgesa (Colombia) (2)	26.9%	1,358.7	261.5
Edegel (Perú)	62.5%	688.8	59.8
Other Non-Electricity Business
Ingendesa (Chile)	100%	13.2	1.1
Túnel El Melón (Chile)	100%	38.7	2.9

(1)   On a stand-alone perspective, excluding subsidiaries.

(2)   We hold 31.3% of voting shares, and due to a transfer of rights from Endesa Latinoamérica, we have the right to appoint the majority of the Board members and effectively control Emgesa.

Celta (Chile)

Celta was formed in 1995 to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity.  Celta is wholly-owned by Endesa Chile.

Endesa Eco (Chile)

On April 18, 2005, Endesa Chile created Endesa Eco S.A., whose objectives are the promotion and development of renewable energy projects such as mini-hydro, wind, geo-thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects.  As of December 2010, Endesa Eco’s installed capacity was 87 MW.  Endesa Eco is a wholly-owned subsidiary of Endesa Chile.

San Isidro (Chile)

San Isidro, a company wholly-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Valparaíso Region.  The plant began commercial operations in 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC.  This transmission system is owned by Transquillota Ltda., in which San Isidro has a 50% interest.

Pangue (Chile)

Pangue was incorporated to build and operate a 467 MW installed capacity hydroelectric power station in the Bío-Bío River.  The first unit started operations in 1996 and the second unit started operations in 1997.  Endesa Chile holds 95% of Pangue’s share capital.

Pehuenche (Chile)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the high rainfall hydrological basin of the Maule River, with a total installed capacity of 699 MW.  The 570 MW Pehuenche plant started operations in 1991, the 89 MW Curillinque plant started operations in 1993, and the 40 MW Loma Alta plant started operating in 1997.  Endesa Chile holds 92.7% of Pehuenche.

El Chocón (Argentina)

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina.  It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW.  A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process.  Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession.  In March 2007, Endesa Chile increased its beneficial interest in El Chocón from 44.8% to 65.4%.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly traded electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined cycle facilities with a total capacity of 1,186 MW.  The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992, when Endesa Chile acquired a 24% interest.  In February 2007, Endesa Chile increased its total ownership to the current level of 69.8%.

Edegel (Peru)

Edegel is an electricity generation company, acquired by Endesa Chile in 1995.  It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,668 MW.  In October 2009, Endesa Chile purchased an additional 29.4% share in Edegel from Generalima, a subsidiary of Endesa Latinoamérica.  Thus, Endesa Chile increased its beneficial ownership in Edegel from 33.1% to 62.5%.

In May 2009, as contemplated in the contract signed by Edegel in 2000 for the financing of the Yanango and Chimay projects, the equity contribution for the subsidiary Chinango S.A.C., constituted in March 2008, took place. Edegel holds an 80% share of Chinango, and Peruana de Energía S.A.A. owns the remaining 20% share.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,914 MW of which 85% corresponds to hydroelectric power plants and the remaining to thermoelectric power plants.  On September 1, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and Emgesa S.A. E.S.P. were merged into Betania, which then adopted the name of “Emgesa S.A. E.S.P.”

On September 15, 1997, Central Hidroeléctrica Betania, through its former subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of Emgesa through Capital de Energía S.A. (CESA), with 48.5% of the shares.  On January 30, 2006, due to a company restructuring, CESA ceased to exist.  On March 2, 2006, Emgesa purchased the assets of Termocartagena (208 MW) through a public tender process.  Empresa de Energía de Bogotá S.A. has a direct participation in Emgesa of 51.5%.  Endesa Chile’s beneficial ownership in Emgesa is 26.9%, even though it has 31.3% of the voting rights, and due to a transfer of rights from another subsidiary of Endesa Spain, it has the right to appoint the majority of the Board members and, therefore, controls Emgesa.

Ingendesa (Chile)

Ingendesa is a multi-disciplinary engineering company founded in 1990.  Its purpose is to provide engineering services, project management and related services in Chile and abroad for Endesa Chile and its subsidiaries.  The company offers civil, mechanical and electrical engineering, metallurgy, architecture and environmental services.  Ingendesa is wholly-owned by Endesa Chile.

Túnel El Melón (Chile)

Túnel El Melón is a two-lane 2.5 kilometer tunnel.  The project was built between the provinces of Petorca and Quillota, Valparaíso Region, Chile.  The authorization for provisional start-up was granted on September 14, 1995, and the Ministry of Public Works granted definitive authorization on May 3, 1996.  The operation will take place until the termination of the concession’s contractual period in June 2016.  Endesa Chile holds 100% of the share capital.

Selected Related Companies

Endesa Cemsa (Argentina)

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

GasAtacama (Chile)

Endesa Chile has a 50% beneficial interest in GasAtacama, located in the northern region of Chile.  Since 2007, Southern Cross Latin America Private Equity Fund III, L.P. owns the remaining 50% beneficial interest.  Subsidiaries of this holding company were Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación S.A., which are involved in electricity generation and natural gas transportation.  On November 28, 2008, GasAtacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.

HidroAysén (Chile)

HidroAysén was incorporated in March 2007.  Endesa Chile has a 51% ownership interest and Colbún S.A. the remaining 49%.  The company was created to develop and exploit the Aysén project, a hydroelectrical project located in the Aysén Region, in the southern region of Chile.

Endesa Brasil (Brazil)

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica S.A., or “Endesa Latinoamérica” (formerly known as Endesa Internacional), a subsidiary of Endesa Spain, held together with Enersis, Endesa Chile and Chilectra in Brazil, namely, through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce.  Endesa Chile has a beneficial interest of 38.9% in Endesa Brasil.

For additional information of all Endesa Chile’s subsidiaries and jointly-controlled companies, please refer to Appendix No. 1 of our Consolidated Financial Statements.

GNL Quintero

GNL Quintero was incorporated on March 9, 2007.  Endesa Chile has a 20% ownership interest and the remaining interest is owned by British Gas (40%), ENAP (20%) and Metrogas (20%).  This company operates a LNG regasification facility located in Quintero Bay whereby LNG is unloaded, stored and regasified.

This project was built by Chicago Bridge & Iron and currently has a regasification capacity of 9.6 million m3 per day and two 160,000 m3 LNG containment tanks.

D.            Property, Plants and Equipment.

Endesa Chile’s main properties in Chile are its 28 electricity generation facilities, in addition to its 27,793 square meter office headquarters in Santiago.  Endesa Chile consolidates revenues from generating companies in Argentina, Colombia and Peru, which involve an additional 26 generation power plants.

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on Endesa Chile’s operations.  Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods, other Acts of God (but not for prolonged droughts, which is a risk not covered by insurance companies), and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, Endesa Chile’s management believes that the risk of an event with a material adverse effect is remote.  Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions.  Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of our facilities for a period of up to 24 months, including the deductible period.

The insurance coverage taken for non-Chilean property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.

All insurance policies are purchased from reputable international insurers.  We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2008	2009	2010
			MW	MW	MW

Argentina
Endesa Costanera	Total		2,324	2,324	2,324
	Endesa Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	1,138	1,138
	Endesa Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

El Chocón	Total		1,328	1,328	1,328
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128
Total Capacity in Argentina			3,652	3,652	3,652

Chile
Endesa Chile	Total		3,139	3,446	3,40	7
	Total Hydroelectric		2,286	2,290	2,290
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla (2)	Pass-through	68	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho (3)	Pass-through	32	34	34
	Total Thermal		853	1,156	1,117
	Huasco (4)	Steam Turbine/Coal	16	16	0
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro (5)	Gas Turbine/ Diesel Oil	47	47	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64

	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2 (6)	Combined Cycle /Natural Gas+Diesel Oil	353	399	399
	Quintero (7)	Gas Turbine/Natural Gas+Diesel Oil	—	257	257
Pehuenche	Total		699	699	699
	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
Pangue	Pangue	Reservoir	467	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Celta	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Endesa Eco	Total		27	87	87
	Canela	Wind Farm	18	18	18
	Canela II (8)	Wind Farm	—	60	60
	Ojos de Agua	Pass-through	9	9	9
Gasatacama	Atacama (9)	Combined Cycle /Natural Gas+Diesel Oil	390	390	390
Total Capacity in Chile			5,283	5,650	5,611

Colombia
Emgesa	Total		2,895	2,895	2,914
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas + Diesel Oil	208	208	208
	Minor plants (10)	Pass-through	96	96	116
	Betania	Reservoir	541	541	541
Total Capacity in Colombia			2,895	2,895	2,914
Peru
Edegel	Total		1,467	1,473	1,474
	Huinco	Pass-through	247	247	247
	Matucana	Pass-through	129	129	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	65	65	66
	Huampani	Pass-through	30	30	30
	Yanango (11)	Pass-through	43	—	—
	Chimay (11)	Pass-through	151	—	—
	Santa Rosa(12)(13)	Gas Turbine/Diesel Oil	229	430	429
	Ventanilla	Combined Cycle/Natural Gas	493	493	493
Chinango	Total		0	194	194
	Yanango	Pass-through	—	43	43
	Chimay	Pass-through	—	151	151
Total Capacity in Peru			1,467	1,667	1,668
Total Endesa Chile			13,297	13,864	13,845

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
“Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil, to produce steam that moves the turbines to generate the electricity.
“Gas Turbine” (GT) or “Open Cycle” refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate the electricity.

“Combined Cycle” refers to the technology of a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that first moves the turbines to generate electricity and then recovers the gas that escapes from that process to generate steam to move another turbine.

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.
(2)	In December 2009, the CDEC-SIC recognized an increase in the installed capacity of the Isla power plant, from 68 MW to 70 MW.
(3)	In December 2009, the CDEC-SIC recognized an increase in the installed capacity of the Palmucho power plant, from 32 MW to 34 MW.
(4)	The commercial operation of Huasco’s steam/coal turbine ended on July 31, 2010.

(5)	Until March 2010, it included one additional unit of Diego de Almagro (23 MW), which Endesa Chile had rented from Codelco since 2001.
(6)	In December 2009 the CDEC-SIC recognized an increase in the installed capacity of the San Isidro 2 power plant, from 353 MW to 399 MW, due to the use of GNL as a replacement for diesel.
(7)

In July and September 2009, the first and second unit started their commercial operations with a gross output of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared as having a gross capacity of 257 MW, in open cycle operating with diesel, and from December 2009, it is also able to operate with natural gas from the LNG re-gasification plant.

(8)	In December 2009, the Canela II wind farm started its commercial operations with a total declared capacity of 60 MW.
(9)	Since 2008, we include 50% of GasAtacama’s installed capacity, our jointly-controlled company.
(10)	Minor plants are registered with a total capacity of 116 MW. As of December 31, 2010 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio.
(11)	In May 2009, Yanango and Chimay power plants were transferred to Chinango, Edegel’s subsidiary
(12)	During 2008, the installed capacity of Santa Rosa was redefined as required by the relevant authority.
(13)

In September 2009, the gas turbine, corresponding to the expansion of Santa Rosa thermal plant started its commercial operations with a gross capacity of 193 MW.  In November 2009, a capacity increase of 7 MW was recognized, reaching 200 MW.  Additionally, in April 2009, a capacity increase of 0.61 MW in the TG7 turbine of the Santa Rosa plant was also recognized.

In addition to generation power plants, Endesa Chile owns other assets which are immaterial in the aggregate, such as transmission assets in Peru and Túnel El Melón in Chile.  These assets, in the aggregate, represent less than 1% of the value of Endesa Chile’s total consolidated assets.

As of December 2010, the Company had received the international standard ISO 14,001 certification on 100% of its installed capacity in South America, which included 54 out of 54 generation facilities that produced 99.5% of the total annual generation according to the ISO 14,001 standard.

Investment Projects Completed during 2010

Argentina. Manuel Belgrano and San Martín Power Plant Projects

Two power plant projects, Manuel Belgrano and San Martín, both related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón, were completed during 2010.  Each project consisted of the installation of a combined cycle gas turbine, the first located next to Campana (80 kilometers north of Buenos Aires), and the second, in Timbúes (35 kilometers north of Rosario).

The Manuel Belgrano power plant was declared in commercial operations as a combined cycle plant on January 7, 2010 with an installed capacity of 848 MW.  The annual generation during 2010 was 4,018 GWh.  The San Martín power plant started its commercial operations as a combined cycle on February 2, 2010 with an installed capacity of 849 MW.  The annual generation during 2010 was 3,139 GWh.

Chile. LNG Receiving Terminal at Quintero, Valparaíso Region

In May 2007, as part of a consortium with ENAP, Metrogas and British Gas, in which Endesa Chile participates with a 20% stake, we agreed to construct the LNG regasification facility in Quintero Bay.  Partial commercial operations began in September 2009 and full commercial operations began on January 1, 2011.  During 2010, 26 commercial ships unloaded LNG in this facility, and Endesa Chile consumed 978 million m3 of LNG during that period.

Projects under Construction

Chile. Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and ashes disposal.  This second unit will use pulverized coal and technology for emissions reduction.  Its installed capacity is estimated at 370 MW.  As a result of the February 27, 2010 earthquake, which severely affected the Bío-Bío Region, the start-up date, originally expected for December 2010, has been postponed until the second half of 2011.  This project is being financed with internally generated funds.

Colombia. El Quimbo Hydroelectric Project

El Quimbo hydroelectric project is located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generation units.  We expect that the project will start operations by December 2014.  This project will be financed mainly with resources to be provided by external financing and to a lesser extent by internally generated funds of Emgesa.

In 2009, the Ministry of the Environment approved the environmental license and building permission.  As a result of the awarding process, Emgesa assumed a Firm Energy Obligation for El Quimbo starting in December 2014.

The principal contracts, corresponding to the civil works and the manufacture, supply and assembly of the equipment, were awarded to the Impregilo — OHL consortium and the Alstom — Schrader Camargo consortium.

Projects under Development

The estimated investments disclosed in this section aggregate the funds that the Company expects to spend in nominal dollars in each year.  Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls.  In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

We continuously analyze different growth opportunities in the countries in which we participate.  Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and the financing capacity of the Company to fund these projects.  The most relevant projects in the pipeline are as follows:

Chile. Los Cóndores Project

The Los Cóndores project will be located in the Maule Region.  It consists of the construction of a pass-through hydroelectric plant of 150 MW installed capacity, which will use the waters from the Maule lake reservoir through an adduction system 12 kilometers long.  The plant will be connected to the SIC at the Ancoa substation.

The project is completing its feasibility study for a revised version that implies the construction of a tunnel with TBM technology (tunnel machinery) which involves higher efficiencies, safety standards and a lower environmental impact.

The environmental approval procedures for the line connecting with the SIC began in October 2010.  Total estimated investment is in the range of $ 450-$ 500 million, of which $ 21 million have been paid.  Start-up is expected no earlier than the second half of 2016.  Until now, this project has been financed with resources provided by Endesa Chile.  During 2011, we expect to present a modification to the environmental impact study, conclude the basic engineering studies and start the bidding process for construction.

Chile. Neltume and Choshuenco Hydroelectric Projects

The Neltume and Choshuenco projects are located in Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW installed capacity pass-through hydro plant.  The Choshuenco project uses the flows of the Llanquihue River at its source, at the junction with the Fuy and Neltume Rivers, with the possibility of building a pass-through hydroplant of approximately 130 MW.  Total estimated investment for the Neltume project is in the range of $ 850-$ 900 million, of which $ 28 million have been paid.  For Choshuenco, total estimated investment is in the range of $ 400-$ 450 million, of which $ 5 million have been paid.  Start-up is expected no earlier than the second half of 2017 for the Neltume project and first half of 2018 for the Choshuenco project.  Until now, both projects have been financed with resources provided by Endesa Chile.

The Neltume project is at its basic engineering stage and some design improvements continue to be analyzed.  On December 2, 2010, the project’s environmental impact assessment was re-submitted and was accepted for process on December 10, 2010, by the environmental authority.  The project for the Neltume-Pullinque transmission line was submitted to the environmental evaluation system on December 9, 2010, and was accepted for process on December 16, 2010.  The Choshuenco project is in a stage of analyzing alternatives.

Chile. HidroAysén Project

The HidroAysén hydroelectric project consists of five hydroelectric power stations, with an aggregate installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three are in the Pascua River (770 MW, 500 MW and 460 MW).  Connection to the SIC consists of a 500 kV high-voltage direct current (HVDC) transmission line with an extension of approximately 2,000 kilometers.  Estimated investment for Endesa Chile’s 51% participation is in the range of $ 2,700-$ 3,200 million, of which $ 92 million have been paid.  Start-up of the first unit is expected no earlier than the second half of 2019.  Until now, our stake in this project has been financed with resources provided by Endesa Chile. On May 9, 2011 the environmental authorities approved the Environmental Impact Assessment presented for the HidroAysén project.

On December 31, 2009, the contract with Transelec for the provision of services for the development of the pro-forma project and environmental assessments for the HVDC line for transporting electricity to the SIC expired. Effective January 1, 2010 HidroAysén assumed the management of all the contracts that were in effect at that date, including those associated with the preparation of the environmental impact study.  In February 2010, the evaluation of requests from third parties interested in using transmission line the capacity was completed, thus complying with the open-season process established in Condition No. 1 of resolution No. 022/2007 of the Antitrust Tribunal, without any of the interested companies presenting the payment of the amount corresponding to the line’s preliminary costs and evaluation.

Different communications’ initiatives were continued with the region’s inhabitants, with the communities and local authorities, and at a nationwide level, showing the principal advantages of hydroelectricity to the different stakeholders of the project.  Additionally, HidroAysén has assumed a voluntary commitment to provide cheaper energy to the Aysén Region, which currently pays one of the highest electricity costs in the country.  This project consists of increasing the energy availability in the region by 26.6 MW, mainly through mini-hydroelectric plants.

The construction of the HidroAysén project is expected to improve road infrastructure, telecommunications coverage, and the development of new services associated with the construction, especially housing, meals, transport and commerce.  In addition it will create new jobs, which would rise to a monthly average of 2,260, with a peak of 5,000 at the stage of highest demand.

Chile. Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region.  The plant will be connected to the SIC at the Maitencillo substation through a 220 kV transmission system.

Total estimated investment for the first unit of this plant is in the range of $ 1,050-$ 1,100 million, of which $ 14 million have been paid.  Start-up is expected no earlier than first half of 2016.  Until now, this project has been financed with resources provided by Endesa Chile.

The project is in its feasibility stage and on-site studies are being made.  The project’s environmental impact study process, which was submitted on February 27, 2009, is continuing.  As of December 2010, progress was being made in preparing responses to the ICSARA No. 3.

Chile.  Piruquina Mini Hydro Project

The project is developed by Endesa Eco and is located in the Chiloé Island, 17 km from Castro.  It consists of a pass-through hydroelectric power plant which will use water flow from the Carihueico River.  According to the feasibility study, the installed capacity will be 7.6 MW.  The plant will be connected to the SIC at the Pid-Pid substation, located about 10 kilometers from the plant.

Total estimated investment is in the range of $ 25-$ 30 million, of which $ 3 million have been paid.  Start-up is expected no earlier than the first half of 2013.  Until now, this project has been financed with resources provided by Endesa Chile.

In November 2009, the Los Lagos Region Corema approved the environmental impact study.  On December 10, 2010, the notice to proceed was given to the company CON-PAX for stage No. 1 of the EPC contract, which includes the preparation of the basic engineering and obtaining of the environmental and other permits.  Once stage No. 1 is completed, Endesa Eco can give notice to proceed for stage No. 2, corresponding to the construction of the plant.

Peru. Curibamba Hydroelectric Project

This corresponds to a 188 MW plant located in the department of Junín and which uses waters from the rivers Comas and Uchubamba, in the upper part of the river where the Chimay power plant is located.

Total estimated investment for this plant is in the range of $ 300-$ 350 million, of which $ 3 million have been paid.  Start-up is expected no earlier than the second half of 2016.  Until now, this project has been financed with resources provided by Edegel.

On September 16, 2010 the environmental impact study of the generating plant was submitted to the Energy Environmental Affairs Authority (DGAAE).  The preparation of the environmental impact study for the transmission line has begun in October 2010.  Progress was also made during 2010 in carrying out the topographical and bathymetric studies, the study of the property deed and diagnosis of the social-economic situation of the inhabitants of the project’s area of influence.

Major Encumbrances

Endesa Costanera’s supplier debt with Mitsubishi Corporation corresponds to the remaining payments in the purchase of equipment.  As of December 31, 2010, the value of the assets pledged as liens on this debt was Ch$ 41 billion.  Additionally, Endesa Costanera has executed liens for Ch$ 12 billion as of December 31, 2010, in favor of Credit Suisse First Boston in order to guarantee a loan.

Edegel has a debt arising from the financing of the Ventanilla power plant.  As of December 31, 2010, the value of the assets pledged as liens for this debt was Ch$ 96 billion.  For further information, see Note 31 of our audited Consolidated Financial Statements.

Climate Change

In recent years, the country and the region have seen a growing development related to non conventional renewable energy and strategies to face climate change.  This has led both the public and private sectors to conduct suitable strategies for adapting themselves to the new requirements, evidenced by legal obligations at the local level, commitments assumed by countries at the international level and the demanding requirements of the international markets in these matters.

Non-conventional renewable energies (NCRE) provide energy with minimal or no adverse environmental impact.  They are therefore considered as technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

During 2010, Endesa Chile and its subsidiaries, in particular Endesa Eco, carried out several activities and held working meetings with different public, academic and private entities, in order to learn and share experiences about the technical and regulatory developments in connection with NCRE and climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen the leadership position achieved by the company in Chile.

In addition to the Canela wind farm (18 MW, in operation since late 2007) and the Ojos de Agua mini-hydroelectric plant (9 MW) (in operation since 2008), the Canela II wind farm (60 MW), located in the Coquimbo Region, started operations in 2009.

Regarding the development of emission reduction mechanisms, during 2010, the projects in the Clean Development Mechanism (CDM) circuit were:

Ojos de Agua Mini-Hydroelectric Plant: Procedures began during 2009 for the verification of the greenhouse gas emissions (CO2) avoided by the Ojos de Agua mini-hydroelectric plant the year before, in order to certify and trade these emission reductions under the CDM.  In 2010, we also requested the verification of the greenhouse gas emissions avoided during 2009.  Since its start-up in 2008, the installation has avoided the emission of some 42,000 tons of CO2, which can be traded once they are verified.

Canela Wind Farm: On April 3, 2009, the United Nations Climate Change Office approved the registration of the Canela project in the CDM circuit as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions it will avoid during its useful life.  During 2010, the Designated Operational Entity was contracted for verifying the first period of carbon credits.  Since its start-up in 2009, the installation has avoided the emission of some 47,000 tons of CO2, which can be traded on the CDM circuit as soon as they are verified.

Canela II Wind Farm: A large part of the procedures for validating the Canela 60 MW wind farm (Canela II) were carried out during 2010, a requirement prior to obtaining registration of the reduction with the UNFCCC.  On October 18, the Ministry of the Environment, as the Designated National Authority, signed the letter accrediting that the project contributes to the country’s sustainable development and therefore meets the requirements for being registered as a CDM project.  According to the base-line analysis presented in the Project Design Document (PDD), we estimate that the facility will avoid the emission of 89,608 tons of CO2 annually.

Detail of CDM projects processed in 2010 by Endesa Eco

CDM project	Company/country	Position as of December 31, 2010	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)
Ojos de Agua mini-hydroelectric plant	Endesa Eco (Chile)	Registered with the Executive Authority of the UNFCCC since April 2007 and currently in verification the reduction in emissions of 2008 and 2009 period.	0.4348	42,000 (CER of 2008 and 2009 being verified) (1)
Canela wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009	0.5713	47,000 (still not verified)
Canela II wind farm	Central Eólica Canela S.A. (Chile)	PDD prepared, public enquiry held and validation in progress.	0.6541	89,608 (PDD being verified)

(1) CER: Certified Emission Reductions.

The greenhouse gas emissions of the Company for the last three years, including our 50% stake in GasAtacama, were 12.4 million tons in 2008, 12.2 million tons in 2009 and 11.3 million tons in 2010.

Item 4A.  Unresolved Staff Comments

None.

Item 5.     Operating and Financial Review and Prospects

A.            Operating Results.

General

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and the notes thereto, included in Item 18 in this annual report, and “Selected Financial Data,” included in Item 3 herein.  Our Consolidated Financial Statements as of December 31, 2008, 2009 and 2010 have been prepared in accordance with IFRS.  Effective January 1, 2009, we adopted IFRS as issued by the IASB, in replacement of the previous accounting principles, which were under Chilean GAAP.

1.                                     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru.  We also have equity investments in Endesa Brasil, which owns generation companies in Brazil that are operated by us, as well as companies in the transmission and distribution businesses.  Our revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile itself and of our subsidiaries and associates, which operate in these five countries.  For the years ended December 31, 2008, 2009 and 2010, non-generation operating revenues, related primarily to engineering consulting services, represented 1.3%, 1.5% and 0.8%, respectively, of total consolidated revenues in each year.

Factors such as hydrological conditions, regulatory developments, extraordinary actions adopted by government authorities, and economic conditions in each country in which we operate, are important in determining our financial results.  In addition, the results from operations and financial condition are affected by variations in exchange rates between the peso and the currencies of the other four countries in which we operate.  These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile.  Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, leading to no significant impacts on consolidated figures.  The impact of these factors on us, for the years covered by this report, is discussed below.

a.             Hydrological Conditions

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries where we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.  In terms of installed capacity, in 2008, 2009 and 2010, 60%, 58% and 58% of Endesa Chile’s consolidated installed capacity, respectively, has been hydroelectric.  Consolidated hydroelectric capacity was 7,985 MW as of December 31, 2008, 7,989 MW as of December 31, 2009 and 8,010 MW as of December 31, 2010.  (See “Item 4. Information on the Company — A. History and Development of the Company”).

Hydrological conditions for 2008, 2009 and 2010 have not led to significant changes in our financial condition and results from operations.  Hydroelectric generation was 32,297 GWh in 2008, 34,911GWh in 2009 and 30,258 GWh in 2010.  The lower hydroelectric generation in 2010 was associated with lower hydrological conditions in Chile, Argentina and Peru as compared to the previous year.  Consolidated operating income was Ch$ 874 billion in 2008, Ch$ 1,017 billion in 2009 and Ch$ 891 billion in 2010.

Our thermal generators burn natural gas, LNG, coal, or diesel.  We can offset the effect of low hydrology (reservoir levels, rain and snow), in the geographical areas where we operate our plants by thermal generation and purchases.  The company’s thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments.  In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase.  Under certain circumstances, low hydrology could potentially lead to higher revenues and sometimes, higher operating income.

Operating costs of thermal generation and energy purchases are higher than the variable cost of hydroelectric generation, in normal hydrological conditions.  The cost of thermal generation does not directly depend on hydrology, but instead on global commodity prices.  However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on operating results depends on the sensitivity or reaction to electricity prices in the market, the severity of the impact of hydrological conditions on the Company’s hydroelectric generation, the Company’s cost of thermal generation and the need for energy purchases.  The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results.  For additional information on the effects of hydrological conditions on our operating results, see “Item 3. Key Information — D. Risk Factors — Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.”

b.             Regulatory Developments

The regulatory frameworks governing our business in the five countries where we operate have a material effect on our results from operations.  In particular, regulators set generation tariffs taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, all of which are intended to allow companies to earn a regulated level of return on their investment, and guarantee quality service and reliability.  The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.  For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

c.             Economic Conditions

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results.  For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases.  Other macroeconomic factors such as the variation of the local currency exchange rate against the dollar, may affects revenues and expenses, as well as assets and liabilities, depending on the percentage denominated in dollars.  For example, a devaluation of local currencies against the dollar increases the cost of capital expenditure plans.  For additional information, see “Item 3. Key Information— D. Risk factors —Foreign exchange risks may adversely affect our results and the dollar value of dividends payable to ADS holders” and—“ South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.”

Economic Growth and Electricity Demand

Economic growth in 2010 was strong in all of the countries in which we operate, largely based on domestic private consumptions and investment.  The worldwide financial and economic crisis adversely impacted developed economies, but Latin America showed resilience to global threats and the outlook remains better than for the developed world.  According to the IMF’s October 2010 Regional Economic Outlook: Western Hemisphere, the estimated 2011 GDP growth for Latin America and the Caribbean (simple average) is 4.0%.  Brazil, Chile, Peru and Colombia are expected to lead the way.  Nonetheless, there are several risks to the outlook.  The main risk is inflation pressure in these economies.  Most commodity-exporting countries in Latin America are facing highly favorable conditions, and particularly those with stronger fundamentals, who have easiest access to external financing and stand to benefit the most from low global interest rates.  Capital inflows to the region are accelerating and should stay strong throughout 2011.  The political outlook in Argentina is highly uncertain, but the near term risk for that economy remains overheated growth.

Demand for electricity in 2010 was also higher compared to 2009 due to the economic recovery in most of those countries.  The GDP and electricity growth rate for the years covered by this report are included in the following table:

	2008		2009		2010
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)
Chile (1)	3.7	0.3	(1.7)	0.5	5.2	3.4
Argentina	6.8	2.9	0.9	(1.3)	7.5	5.9
Colombia	2.7	1.9	0.8	1.5	4.7	2.6
Brazil	5.1	2.8	(0.2)	(1.0)	7.5	7.1
Peru	9.8	9.5	0.9	0.9	8.3	8.5

Source: GDP growth data was obtained from the Regional Economic Outlook: Western Hemisphere (October 2010) of the International Monetary Fund (IMF).  Electricity demand growth data was obtained from internal Company physical energy data.

(1)                   Electricity demand growth in the SIC and the SING.

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

As of December 31, 2010, Endesa Chile had total consolidated indebtedness of $ 3,775 million, of which 57.3% was denominated in dollars, 25.0% is in Colombian pesos, 12.0% denominated in pesos, 3.0% in Argentine pesos, and 2.5% in soles.

The following table sets forth the closing and average local currencies per dollar exchange rates for the periods indicated:

	Local Currency Dollar Exchange Rates
	2008		2009		2010
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	521.8	636.45	559.15	507.10	510.22	468.01
Argentina (Argentine peso per dollar)	3.16	3.45	3.77	3.80	3.92	3.98
Colombia (Colombian peso per dollar)	1,963	2,246	2,155	2,044	1,895	1,914
Brazil (reais per dollar)	1.83	2.34	2.00	1.74	1.69	1.66
Peru (sol per dollar)	2.92	3.14	3.01	2.89	2.81	2.81

(1)          Sources: Central Bank of each country.

For the year ended December 31, 2010, our revenues amounted to $ 5,206 billion, of which approximately 12.5% were denominated in dollars and approximately 53.6% were linked in some way to the dollar.  In respect of the total balance, the equivalent of $ 824 million was denominated in Colombian pesos, $ 753 million was in Argentine pesos, $ 128 million was in pesos, and $ 59 million was in soles.

d.             Critical Accounting Policies

Financial Reporting Release Section 501.1 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that reflect significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under IFRS.

Impairment of Long-Lived Assets

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

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates between 3.3% and 6.7% that, in no case, are increasing nor exceed the average long term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value.  This rate reflects the cost of capital of the business and the geographical area in which it is carried on.  In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

The discount rates, before tax, expressed in nominal terms and applied in 2010 and 2009 are the following:

		2009		2010
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	pesos	9.2%	9.5%	7.5%	8.7%
Argentina	Argentine pesos	19.5%		16.8%	16.9%
Brazil	Brazilian reais	11.3%		9.6%	10.8%
Peru	soles	9.1%		7.9%
Colombia	Colombian pesos	11.5%		9.6%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that have been made are not reversible.

Litigation and Contingencies

The Company is currently involved in some legal and tax proceedings.  As discussed in Note 20.2 to our Consolidated Financial Statements as of December 31, 2010, we have estimated the probable outflows of resources of resolving these claims.  We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedges Revenues Directly Linked to the Dollar

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

This policy reflects a detailed analysis of our future dollar revenue streams.  Such analysis may change in the future due to new electricity regulations limiting the amount of revenues tied to the dollar.

Pension and Post-Employment Benefits Liabilities

We have various defined benefits plans for our employees.  These plans pay benefits to employees at retirement and use formulas based on years of service and the compensation of the participants.  We also offer certain additional benefits for some retired employees in particular.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans.  The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include: employee turnover, life expectancy and retirement ages, discount rates, expected returns on assets, the future level of compensation and benefits, the claims rate under medical plans and future medical costs.  These assumptions change as economic and market conditions vary and any change in any of these assumptions could have an important effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 2,311 million in 2010, Ch$ 2,525 million in 2009 and Ch$ 2,723 million in 2008 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 2,817 million in 2010, Ch$ 2,175 million in 2009 and Ch$ 2,923 million in 2008.

For further detail of the main accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

Please see “Item 18. Financial Statements — Note 2.2” for additional information regarding recent accounting pronouncement.

2.              Country by Country Comparative Analysis of Operating and Non-Operating Results for 2009 and 2010

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for years 2009 and 2010:

	Year ended December 31,
	2009	2010
	(as a % of total)
Chile	56.8	55.2
Other businesses (Chile)	1.5	0.8
Argentina	12.3	14.5
Colombia	20.7	20.8
Peru	8.8	8.7
Total Consolidated Revenues	100.0	100.0

Endesa Chile’s revenues from operations that were not related to its electricity business accounted for 0.8% of total consolidated revenues from operations in 2010.  We consider those revenues to be immaterial and believe that they do not affect the analysis of the company’s Consolidated Financial Statements.  These revenues come mainly from engineering consulting services and a tunnel concession.  The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations, the volume of GWh sales for 2009 and 2010 and the percentage changes year to year:

	Year ended December 31,
Revenues	2009	2010	% Change
	(in million of Ch$, except percentages)
Generation (Chile) (1)	1,373,231	1,345,371	(2.0)
Other businesses (Chile) (1)	35,418	19,734	(44.3)
Argentina(2)	296,578	352,358	18.8
Endesa Costanera	231,422	295,231	27.6
El Chocón	65,298	57,173	(12.4)
Colombia	500,964	507,516	1.3
Peru	213,625	211,261	(1.1)
Consolidated Adjustments Foreign Subs	(897)	(858)	4.4
Total Revenues	2,418,919	2,435,382	0.7

(1)	The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by internal reclassifications introduced during 2010.
(2)	The sum of the revenues of Endesa Costanera and El Chocón differs from the total revenue disclosed for Argentina, due to adjustments in our Argentine investment vehicles.

	Year ended December 31,
Energy Sales	2009	2010	% Change
	(GWh)	(GWh)	(GWh)
Chile	22,327	21,847	(2.1)
Argentina	12,405	11,378	(8.3)
Endesa Costanera	8,284	8,018	(3.2)
El Chocón	4,122	3,361	(18.5)
Colombia	16,806	14,817	(11.8)
Peru	8,321	8,598	3.3
Total	59,859	56,641	(5.4)

	Year ended December 31,
Energy Produced	2009	2010	% Change
	(GWh)	(GWh)	(GWh)
Chile	22,239	20,914	(6.0)
Argentina	11,955	10,940	(8.5)
Endesa Costanera	8,172	7,965	(2.5)
El Chocón	3,783	2,975	(21.3)
Colombia	12,674	11,283	(11.0)
Peru	8,163	8,466	3.7
Total	55,030	51,603	(6.2)

Revenues from operations in Chile in 2010 decreased 2.0%, mainly as a result of a decrease of 2.1% in physical sales, due to the lower electricity demand in Chile after the earthquake that took place on February 27, 2010, and lower average prices expressed in terms of pesos, which fell by 2.6%.  In 2010, there were lower sales in the spot market due to reduced hydrology, partially offset by higher sales to contracted customers, which was a result of improved economic conditions, and a recovery in demand by the end of 2010 as compared to 2009.

Total revenues from operations in Argentina increased by 18.8% in 2010, from Ch$ 296.6 billion in 2009 to Ch$ 352.4 billion in 2010.  This better result is explained by higher revenues from sales due to a 28.5% increase in the average sale price, which more than offset the 8.3% reduction in sales volumes.

Endesa Costanera’s revenues from sales rose by 27.6%, though physical sales declined by 3.2%, explained by a 30.7% increase in the company’s average energy sale price.  El Chocón’s generation decreased 21.3% compared to 2009 due to lower hydroelectric availability, as a result of reservoir control at levels limited by each river basin, causing operating revenues to decrease by Ch$ 8,125 million, from Ch$ 65,298 million in 2009 to Ch$ 57,173 million in 2010.

The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos.  The currency translation effect of converting the financial statements from the Argentine peso to the Chilean peso in both companies was negative, leading to a 13.6% decrease in revenues in peso terms.  For additional information of our principal customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”

Total revenues from operations in Colombia increased by 1.3%, from Ch$ 501 billion in 2009 to Ch$ 507.5 billion in 2010.  The higher revenues from sales of Ch$ 6.6 billion is explained by a 10% increase in average energy sales prices, which more than offset the 11.8% reduction in physical sales.

The currency translation effect was positive, producing an increase of 2.7% in revenues in peso terms over 2009.  For additional information of our principal distribution and trading customers in Colombia see “Item 4. Information on the Company — B. Business Overview.”

Revenues from operations in Peru decreased by 1.1% from Ch$ 213.6 billion in 2009 to Ch$ 211.3 billion in 2010, mainly the result of a 5.6% decrease in the average energy sale price associated with the reduction in sales to unregulated customers.  This was partially offset by larger sales to regulated customers and to the spot market.

The currency translation effect of converting the financial statements from soles to the Chilean peso in both periods produces a reduction in Chilean pesos of 2.2% in 2010 with respect to 2009.  For additional information of our principal customers in Peru see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2009 and 2010 and the percentage change from year to year:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Raw materials and consumable used (1)
Generation (Chile) (2)	511,522	666,599	(30.3)
Other businesses (Chile)	3	210	(6,514.4)
Argentina	208,539	267,824	(28.4)
Endesa Costanera	190,815	250,349	(31.2)
El Chocón	17,724	17,475	1.4
Colombia	184,067	176,664	4.0
Peru	72,014	80,241	(11.4)
Consolidated Adjustments Foreign Subs	—	—	—
Total	976,146	1,191,328	(22.0)

(1)          Excludes Selling, General and Administrative expenses.

(2)          Includes all subsidiaries and investment vehicles in Chile.

Operating expenses in the generation business in Chile increased by 30.3% in 2010 compared to 2009, as a result of lower hydroelectric generation and higher thermal generation.  In 2010, 89% of our total thermal production burned LNG, which allowed us to replace more inefficient and expensive fuels.  However, energy purchases costs grew by 166% in the period and transportation costs increased by 50.2%.

Operating expenses in Argentina increased by Ch$ 59.3 billion, from Ch$ 208.5 billion in 2009 to Ch$ 267.8 billion in 2010.  This is mainly the result of greater fuel consumption cost of Ch$ 62.7 billion for Endesa Costanera.  The currency translation effect resulted in a 13.6% decrease in peso terms.

Colombia’s operating expenses decreased by 4.0%, from Ch$ 184.1 billion in 2009 to Ch$ 176.7 billion in 2010, mainly due to lower energy purchase costs.  These were partially offset by higher fuel purchases costs, as a result of lower hydrology in the first half of 2010.  The currency translation effect was positive, producing an increase of 2.7% in operating expenses in peso terms over 2009.

Operating expenses in Peru increased by 11.4% from Ch$ 72.0 billion in 2009 to Ch$ 80.2 billion in 2010.  This is mainly explained by an increase of Ch$ 9.8 billion in fuel consumption and energy purchase costs.  This principally reflects the absence of the non-recurring reversal of provisions for energy purchases for distribution customers without contract, booked in 2009, and, to a lesser extent, by higher average energy purchase prices that more than offset the 9.3% reduction in physical purchases.  The currency translation effect was negative, producing a reduction in Chilean pesos of 2.2% in 2010 with respect to 2009.

Selling and Administrative Expenses

Selling and administrative expenses are related to salaries, compensation, administrative expenses, and office materials and supplies.  These expenses decreased by Ch$ 12.1 billion in 2010.

The table below sets forth the breakdown of selling and administrative expenses for 2009 and 2010 and the percentage change from year to year:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Selling and Administrative Expenses
Generation (Chile) (1)	81,484	81,834	(0.4)
Other businesses (Chile) (1)	25,749	12,557	51.2
Argentina(2)	22,445	24,673	(9.9)
Endesa Costanera	17,368	19,690	(13.4)
El Chocón	5,090	4,940	(2.9)
Colombia	29,569	32,734	(10.7)
Peru	27,350	22,677	17.1
Consolidated Adjustment Foreign Subs	(897)	(858)	4.3
Total Selling and Administrative Expense	185,701	173,616	6.5

(1)	The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by internal reclassifications introduced during 2010.
(2)

The sum of the Selling and Administrative Expenses of Endesa Costanera and El Chocón differs from the total Selling and Administrative Expense disclosed for Argentina due to the expenses in our Argentine investment vehicles.

Approximately 54.4% of total Selling and administrative expenses are concentrated in Chile, between the generation business and other business, showing a decrease in 2010 over 2009.

Operating Margin and Operating Income

Our operating margin, or operating income as a percentage of revenues, decreased from 42.0% in 2009 to 36.6% in 2010.  This decrease is due to lower operating margins reported in Chile, Argentina and Peru, partially offset by a higher operating margin in Colombia.  The following is our operating margin by country:

	Year ended December 31,
	2009	2010
Operating Margin
Chile	46.7%	37.9%
Argentina	14.5%	12.0%
Colombia	50.1%	51.5%
Peru	35.6%	33.2%
Total Operating Margin	42.0%	36.6%

Endesa Chile’s consolidated operating income was Ch$ 1,017 billion in 2009 and decreased to Ch$ 890.7 billion in 2010.  The main reason behind this 12.4% decrease is the combination of lower energy sales combined with higher energy purchases and fuel costs.

The following table breaks down operating income by country for the years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Operating Income
Generation (Chile)	640,040	512,769	(19.9)
Other businesses (Chile)	7,080	3,881	(45.2)
Argentina	42,951	42,402	(1,3)
Colombia	250,811	261,537	4.3
Peru	76,049	70,134	(7.8)
Consolidated Adjustment Foreign Subs	—	—	—
Total Operating Income	1,016,931	890,724	(12.4)

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Financial results:
Financial income	25,316	10,083	(60.2)
Financial costs	(188,368)	(142,256)	24.5
Income (loss) for indexed assets and liabilities	9,275	(3,163)	N/A
Foreign currency exchange differences	(17,017)	15,619	191.8
Total	(170,794)	(119,717)	29.9
Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	98,458	91,674	(6.9)
Net income from other investments	(90)	273	402.1
Net income from sales of assets	65	1,621	2,395.6
Total	98,433	93,568	(4.9)
Total non-operating results	(72,361)	(26,149)	63.9

The company’s financial result as of December 2010 amounted to a loss of Ch$ 119.7 billion, a 29.9% loss reduction compared to 2009 when the loss amounted to Ch$ 170.8 billion. The main changes in this result were due to reduced financial expenses of Ch$ 46.1 billion, principally due to lower financial cost in Colombia and Peru, and a lower level of debt.  In addition, there was a gain of Ch$ 15.6 billion in exchange differences as of December 2010, compared to a net loss of Ch$ 17.0 billion in December 2009.  This was mainly in Chile, as a result of the lower value of the peso against the dollar, which affected the asset denominated in dollars, and in Argentina, due to the conversion into dollars of the FONINVEMEN collection rights.

The gains above were partially offset by a decrease of Ch$ 12.4 billion from the indexation of debt denominated in Unidades de Fomento in Chile as a result of higher inflation, and by reduced financial income of Ch$ 15.2 billion.

The share of the profit of associates accounted for using the equity method amounted to Ch$ 91.7 billion as of December 2010, a reduction of 6.9% compared to December 2009.  This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil S.A., whose contribution amounted to Ch$ 90.7 billion.

As a result of all the foregoing, total non-operating results as of December 2010 amounted to a loss of Ch$ 72,361 billion, a 63.9% loss reduction compared to December 2009 when the loss amounted to Ch$ 26,149 billion.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Net income before tax	944,569	864,575	(8.5)
Income tax	(172,468)	(179,964)	(4.3)
Net income	772,100	684,611	(11.3)
Net income attributable to owners of parent	627,053	533,556	(14.9)
Net income attributable to non-controlling interest	145,047	151,055	4.1

Income taxes in 2010 rose by 4.3%, the equivalent of Ch$ 7.5 billion, compared to 2009.

3.      Country by Country Comparative Analysis of Operating and Non-Operating Results for 2008 and 2009

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for years 2008 and 2009:

	Year ended December 31,
	2008	2009
	(as a % of total)
Chile	63.4	56.8
Other businesses (Chile)	1.3	1.5
Argentina	11.2	12.3
Colombia	15.8	20.7
Peru	8.2	8.8
Total Consolidated Revenues	100.0	100.0

Endesa Chile’s revenues from operations that were not related to its electricity business accounted for 1.6% of total consolidated revenues from operations in 2009.  We consider those revenues to be immaterial and believe that they do not affect the analysis of the company’s Consolidated Financial Statements.  These revenues come mainly from engineering consulting services and a tunnel concession.  The tables below sets forth the breakdown by country of Endesa Chile’s total revenues from operations, the volume of GWh sales for 2008 and 2009 and the percentage changes year to year:

	Year ended December 31,
Revenues	2008	2009	% Change
	(in million of Ch$ , except percentages)
Generation (Chile) (1)	1,609,158	1,373,231	(14.7)
Other businesses (Chile) (1)	33,035	35,418	(7.2)
Argentina	284,228	296,578	4.3
Colombia	401,470	500,964	24.8
Peru	208,497	213,625	2.5
Consolidated Adjustments Foreign Subs	—	(897)	—
Total Revenues	2,536,388	2,418,919	(4.6)

(1)	The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by internal reclassifications introduced during 2010.

	Year ended December 31,
Energy Sales	2008	2009	% Change
	(GWh)	(GWh)	(GWh)
Chile (1)	21,532	22,327	3.7
Argentina	11,098	12,405	11.8
Colombia	16,368	16,806	2.7
Peru	8,461	8,321	(1.7)
Total	57,458	59,859	4.2

(1)          With the adoption of IFRS, energy sales in 2008 and 2009 include 50% of GasAtacama.

Total 2009 generation revenues from operations in Chile decreased by 14.7% from Ch$ 1,609 billion in 2008 to Ch$ 1,373 billion in 2009, mainly as a result of lower prices, which in turn can be explained by lower costs.  The increase in physical sales was 3.7%, mainly explained by a 25.6% increase in energy sales to the spot market that reached 4,183 GWh.  In the spot market, the average energy market price during 2009 was $ 104 per MWh in the SIC, compared to $ 207 in 2008, due to the impact of lower commodity prices and better hydrology.  Sales to regulated customers decreased by 1.6% at the node price, which is the result of a price-setting system that reflects the new energy matrix in Chile.  The sales mix in 2009 at regulated, spot and unregulated prices was 53%, 28% and 19%, respectively.  The total average sales price of Endesa Chile in Chile decreased by 22%, from $ 139 per MWh in 2008 to $ 108 per MWh in 2009.

The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos.

Total revenues from operations in Argentina increased by 4.3% in 2009, from Ch$ 284.2 billion in 2008 to Ch$ 296.6 billion in 2009.  This improvement was the result of 11.8% higher physical sales during 2009. Physical energy sales from El Chocón amounted to 4,122 GWh, a 61.4% increase from 2008, attributable to better hydrological conditions during 2009.  The average sales price for El Chocón was Ar$ 106.7 per MWh in 2009, 0.2% higher than the year before.  Energy sold by Endesa Costanera decreased by 3.0% to 8,284 GWh in 2009.  The average sales price in Endesa Costanera, expressed in pesos, increased by 7.5% during the year, reaching an average of Ar$ 186 per MWh.  Revenues in Argentina had an 8.5% decrease due to the currency translation effect.  In Argentina, the sales mix at spot and unregulated markets was 83% and 17%, respectively.  For additional information of our principal customers in Argentina, see “Item 4. Information on the Company — B. Business Overview.”

Total revenues from operations in Colombia increased by 24.8%, from Ch$ 401.5 billion in 2008 to Ch$ 501.0 billion in 2009, mainly due to a 24% increase in average sales price in local currency to CPs 114 per kWh in 2009 (due to low hydrology), as well as by a 2.7% increase in physical sales.  The sales mix in 2009 at regulated, spot and unregulated prices was 56%, 29% and 15%, respectively.  The currency translation effect, given the exchange rate fluctuations against the dollar in Colombia and Chile, resulted in a decrease in revenues in pesos of 2.2%.  For additional information of our principal distribution and trading customers in Colombia, see “Item 4. Information on the Company — B. Business Overview.”

Revenues from operations in Peru increased by 2.5%, from Ch$ 208.5 billion in 2008 to Ch$ 213.6 billion in 2009, mainly attributable to the currency translation effect.  This effect made revenues in pesos increase by 4.5%.  Additionally, physical energy sales decreased by 1.7% and average prices, expressed in local currency, decreased by 3.5%, reaching 131 soles per MWh in 2009.  The sales mix at regulated, spot and unregulated prices was 49%, 9% and 42%, respectively.  For additional information of our principal customers in Peru, see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2008 and 2009 and the percentage change from year to year:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Raw materials and consumable used (1)
Generation (Chile) (2)	871,056	511,522	41.3
Other businesses (Chile)	15	3	80.0
Argentina	206,240	208,539	(1.1)
Colombia	128,688	184,067	(43.0)
Peru	98,453	72,014	26.9
Consolidated Adjustments Foreign Subs	—	—	—
Total	1,304,453	976,146	25.2

(1)          Excludes Selling, General and Administrative expenses.

(2)          Includes all subsidiaries and investment vehicles in Chile.

Operating expenses in the generation business in Chile decreased by 41.3% in 2009 compared to 2008, because of higher hydroelectric generation and lower thermal generation using diesel at lower costs.  However, we continued to have natural gas restrictions from Argentina during most of 2009 until September, when the LNG re-gasification terminal started to operate in its early phase.  Fuel costs in Chile decreased by 43% or Ch$ 260.7 billion during 2009.  The average variable generation cost, excluding the cost of energy purchases, dropped 40.2%, from Ch$ 34.6 per kWh in 2008 to Ch$ 20.7 per kWh in 2009, as a result of the 1.8% decrease in thermal electric generation due to better hydrological conditions and to lower average global fuel prices.  The cost of electricity purchases decreased from Ch$ 134.9 billion in 2008 to Ch$ 52.3 billion, due to a decrease in physical energy purchases of 22.7%.  The average cost of purchases decreased from Ch$ 193.3 per kWh in 2008 to Ch$ 98.2 per kWh in 2009.

Operating expenses in Argentina increased by Ch$ 2.3 billion, from Ch$ 206.2 billion in 2008 to Ch$ 208.5 billion in 2009.  Given the improvement of hydrological conditions, hydroelectric generation increased by 95.0% while thermoeletric generation decreased by 4.3%.  The fuel cost slightly increased by 0.6%, despite lower production during 2009.  The average variable generation cost decreased from Ch$ 18.5 per kWh in 2008 to Ch$ 16.7 per kWh in 2009.  Electricity purchases decreased by Ch$ 2.7 billion in 2009, due to a 23.8% decrease in physical energy purchases in the spot market.  The purchases were at an average purchase cost of Ch$ 17.7 per kWh in 2009.  The combined effect of the fluctuations of the peso and the Argentine peso against the dollar decreased total operating expenses in pesos by 8.5%.

Operating expenses in Colombia increased by 43.0%, from Ch$ 128.7 billion in 2008 to Ch$ 184.1 billion in 2009, primarily because of higher costs of energy purchases and higher fuel costs as the lower hydrological conditions during 2009 led to more thermal generation.  The average variable generation cost increased from Ch$ 6.3 per kWh in 2008 to Ch$ 7.3 per kWh in 2009.  Electricity purchases increased by Ch$ 44.8 billion in 2009 because of the higher volume of energy purchased and higher average purchase cost that increased from Ch$ 13.1 per kWh in 2008 to Ch$ 21.5 per kWh in 2009.  The combination of a fluctuation of the local currency and the peso against the dollar in 2009 resulted in a net reduction of 2.2% of operating costs in pesos.

Operating expenses in Peru decreased by 26.9% from Ch$ 98.5 billion in 2008 to Ch$ 72.0 billion in 2009.  This was primarily due to a more efficient production mix, driven by better hydrological conditions that led to lower fuel costs and lower costs of energy purchases.  The average variable generation cost was Ch$ 8.4 per kWh in 2008 compared to Ch$ 7.5 per kWh in 2009, and the average purchase cost decreased from Ch$ 57.8 per kWh in 2008 to Ch$ 31.7 per kWh in 2009.  The effect of converting the soles to pesos, given the exchange rate fluctuations of each currency against the dollar, caused operating expenses in pesos increase by 4.5%.

Administrative and Selling Expenses

Administrative and selling expenses are related to salaries, compensation, administrative expenses, and office materials and supplies.  These expenses increased by Ch$ 14.5 billion in 2009.

The table below sets forth the breakdown of administrative and selling expenses for 2008 and 2009 and the percentage change from year to year:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Administrative and Selling Expenses
Generation (Chile) (1)	74,405	81,484	(9.5)
Other businesses (Chile) (1)	30,066	25,749	14.4
Argentina	20,019	22,445	(12.1)
Colombia	25,403	29,569	(16.4)
Peru	22,038	27,350	(24.1)
Consolidated Adjustment Foreign Subs	(764)	(897)	(17.3)
Total Selling and Administrative Expense	171,167	185,701	(8.5)

(1)	The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by internal reclassifications introduced during 2010.

Approximately 58% of total administrative and selling expenses are in Chile, between the generation business and other businesses.  The net increase in 2009 over 2008 was primarily due to higher compensation paid to employees, which also explains the overall 8.5% increase in other countries as well.

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

In Chile, operating income for the generation business for 2009 amounted to Ch$ 640.0 billion, a 12.7% increase over 2008, despite the non-recurrent write-off for obsolete assets of a total amount of Ch$ 44.0 billion.  This growth in operating income is mainly explained by a 41.3% decrease in operating costs as a result of the positive hydrology conditions in effect during 2009, which improved the production mix.  This led to a 61.2% lower cost of energy purchases and to a reduction of fuel costs by 43.0%, which explains the increase of the operating margin from 35.4% in 2008 to 46.7% in 2009.

In Argentina, operating income reached Ch$ 43.0 billion in 2009, compared to Ch$ 37.3 billion reported the year before, a 15.2% increase.  Endesa Costanera’s operating income amounted to Ch$ 4.4 billion, 76% below 2008.  Physical sales fell by 3%, which basically explains the decrease of revenues by 4% in 2009 as compared to 2008.  Operating costs of the company increased by 1%, driven by higher consumption of fuel and the increase of energy purchases.  In El Chocón, reservoirs showed higher levels accumulated in the early months of 2009, thus providing greater hydroelectric generation throughout the year.  This hydroelectric plant generated 1,843 GWh more in 2009 than in 2008.  With this, El Chocón improved its operating income to Ch$ 38.7 billion as of December 2009, which was 103.4% higher than the previous year with physical sales increasing by 61.4% compared to 2008.

Overall, the production mix in Argentina improved, increasing the operating margin from 13.1% in 2008 to 14.5% in 2009, driven by El Chocón.

Operating income of our business in Colombia reached Ch$ 250.8 billion during 2009, a 15.7% increase over 2008.  This is mainly explained by an increase of average prices measured in local currency as a result of lower hydrological conditions during the period as well as an increase of physical sales of 3% over 2008.  Hydro generation for Emgesa decreased by a 703 GWh in 2009 as result of the lower hydrology related with the “El Niño” phenomenon.  This situation led to a weaker production mix and a 43% increase in operating costs, because energy purchases and fuel consumption expenses for thermal generation increased.  All these elements explain the decrease of Colombia’s operating margin from 54.0% in 2008 to 50.1% in 2009.

Operating income in Peru increased by 46.9% as of December 2009, which amounted to Ch$ 76.0 billion, compared to Ch$ 51.8 billion in 2008.  This is mainly explained by a better production mix because of the positive hydrological conditions during the year, and hydro generation increased 376 GWh in 2009.  This situation allowed a 26.9% decrease in operating costs compared to 2008, due to lower costs of energy purchases and lower fuel consumption at lower average global fuel prices.  The latter permitted the operating margin in Peru to increase from 24.8% in 2008 to 35.6% in 2009.

Non-operating Results

According to IFRS, non-operating results have a new classification, composed of Net Financial Results, Net Results From Related Companies and other minor items.  The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Financial results:
Financial income	34,323	25,316	(26.2)
Financial costs	(198,440)	(188,368)	(5.1)
Income (loss) for indexed assets and liabilities	(18,950)	9,275
Foreign currency exchange differences	(5,828)	(17,017)	192.0
Total	(188,895)	(170,794)	(9.6)
Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	82,132	98,458	19.9
Net income from other investments	1,016	(90)
Net income from sales of assets	(708)	65	109.2
Total	82,440	98,433	19.4
Total non-operating results	(106,455)	(72,361)	(32.0)

The company’s financial result as of December 2009 was a loss of Ch$ 170.8 billion, 9.6% lower than 2008.  This is mainly explained by: (i) lower financial expenses of Ch$ 10.1 billion, primarily in Chile, as a result of the lower debt average; (ii) lower interest rates; and (iii) Ch$ 9.3 billion positive results from adjustments of debt denominated in UF that resulted from lower inflation in Chile.  This was partially offset by a net loss from exchange rate differences of Ch$ 17.0 billion, which was mainly generated in Chile (while the appreciation of the Chilean peso in relation to the dollar impacted net assets denominated in dollars), and by lower financial income of Ch$ 9.1 billion.

Other results were Ch$ 98.5 billion in December 2009, increasing by 19.9% over 2008.  These results mostly reflect the proportional contribution of our affiliate Endesa Brasil, whose equity gain as of December 2009 increased due to better results in CIEN (because of a higher level of energy transmission) and in Endesa Fortaleza (because of higher generation and the growth of physical sales in the spot market).  This was partly offset by lower prices in the spot market and the decrease in sales of Cachoeira Dourada.  The latter is what mostly explains the increase of our total equity investment result by 20% in 2009.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2008	2009	% Change
	(in million of Ch$ , except percentages)
Net income before tax	767,708	944,569	23.0
Income tax	(210,178)	(172,468)	(17.9)
Net income	557,531	772,100	38.5
Net income attributable to owners of parent	433,177	627,053	44.8
Net income attributable to non-controlling interest	124,354	145,047	16.6

B.            Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile.

Endesa Chile has a direct ownership in Pehuenche (92.65%), Pangue (94.99%), San Isidro (100%), Endesa Eco (100%) and Celta (100%), which are Endesa Chile’s main Chilean consolidated subsidiaries.  For the list of main subsidiaries, please see Exhibit 8.1.  Additionally, Endesa Chile has a 50% interest in both GasAtacama and Transquillota, and a 51% interest in HidroAysén, which are classified as jointly-controlled companies and therefore consolidated proportionally according to International Financial Reporting Standards (IFRS).  Endesa Chile receives cash inflows from its own operating assets and from its subsidiaries, as well as from related companies in Chile and abroad.  Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions.

We also have economic interests of 62.5% in our Peruvian subsidiary, Edegel, 26.9% in our Colombian subsidiary, Emgesa (which we control pursuant to a shareholders’ agreement), 69.8% in our Argentine subsidiary, Endesa Costanera, and 65.4% in our Argentine subsidiary, El Chocón.  We consolidate these subsidiaries since we control the majority of the voting rights.  We believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will suffice to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

Set forth below is the consolidated cash flow from an accounting perspective:

	Year ended December 31,
	2009	2010
	in Ch$ billion
Net cash flows from (used in) operating activities	996	856
Net cash flows from (used in) investing activities	(441)	(416)
Net cash flows from (used in) financing activities	(800)	(548)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(246)	(109)
Effect of exchange rate changes on cash and cash equivalents	(27)	(4)
Cash and cash equivalents at beginning of period	719	446
Cash and cash equivalents at end of period	446	333

For the twelve-month period ended on December 31, 2010, the operating activities of the Company led to a net cash flow of Ch$ 856 billion.  The main driver was net income for the period of Ch$ 684.6 billion.  See “Item 5. Operating and

Financial Review and Prospects — A. Operating Results — Net Income.”  Additionally, cash flow from operations was affected by non-monetary adjustments, primarily depreciation and amortization of Ch$ 179.0 billion.

For the twelve-month period ended on December 31, 2009, the operating activities of the Company led to a net cash flow of Ch$ 995.6 billion.  The main driver was net income for the period of Ch$ 772.3 billion.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income.”  Additionally, cash flow from operations was affected by non-monetary adjustments, primarily depreciation and amortization for Ch$ 196.2 billion.

For the twelve-month period ended on December 31, 2010, investment activities generated a negative cash flow of Ch$ 416.5 billion, mostly explained by the additions of fixed and intangible assets for Ch$ 258.8 billion, mainly at Endesa Chile, Endesa Eco and Emgesa.  Cash flow from investment activities was also affected by other investment disbursements of Ch$ 88.9 billion, which corresponds to a capital reduction of Emgesa in 2010.  The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 54.2 billion, mainly from Emgesa and Endesa Brasil.

For the twelve-month period ended on December 31, 2009, investment activities generated a negative cash flow of Ch$ 441.5 billion, mostly explained by the additions of fixed and intangible assets of Ch$ 315.9 billion, mainly at Endesa Chile, Endesa Eco and Emgesa.  See “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures.”  Cash flow from investment activities was also affected by other investment disbursements of Ch$ 208.9 billion, which corresponds primarily to the acquisition of an additional 29.4% stake in Edegel by Endesa Chile.  The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 75.6 billion, mainly from Endesa Brasil.

For the twelve-month period ended on December 31, 2010, the financing activities of the Company totaled a net cash outflow of Ch$ 547.9 billion.  Main drivers of this flow are described below.

The aggregated cash inflows were mainly explained by:

•      Issuance of local bonds by Emgesa for Ch$ 144.6 billion.

The aggregated cash outflows were mainly explained by:

•      Ch$ 211 billion of prepayment in revolving credit facilities.

•      Ch$ 303.5 billion in dividend payments.

•      Ch$ 118.9 billion in payment of interest expense.

For the twelve-month period ended on December 31, 2009, the financing activities of the Company totaled a net cash outflow of Ch$ 800.4 billion.  Main drivers of this flow were:

The aggregated cash inflows were mainly explained by:

•      Issuance of local bonds by Emgesa for Ch$ 156.7 billion.

The aggregated cash outflows were mainly explained by:

•                 Ch$ 202.8 billion final bullet payment in connection with principal of Endesa Chile’s Yankee Bond due in April 2009.

•                 Ch$ 83.7 billion payment of a put option in connection with Endesa Chile’s Yankee Bond exercised in February 2009.

•      Ch$ 321.0 billion in dividend payments.

•      Ch$ 114.6 billion in the payment of interest expense.

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

As of December 31, 2010, our international credit ratings were as follows: “Baa3 with stable outlook” from Moody’s Investor Services, Inc. (Moody’s) and “BBB+ with stable outlook” from both Standard & Poor’s Rating Services (S&P) and Fitch Ratings Ltd. (Fitch).  However, on April 25, 2011, Moody’s upgraded our international rating and that of Enersis to “Baa2 with stable outlook”.

In its most recent press release, Moody’s stated that the upgrade “largely reflects each issuer’s strong consolidated metrics and our expectation that both companies’ future financial performance will continue to remain consistent with the Baa rating category despite an expectation for some degradation in near-term financial performance due to lower margin in certain markets.”

Moody’s also explained that “The ratings upgrade also considers Endesa Chile’s commercial policy that we believe continues to be sensible in all the markets where it and its subsidiaries operate.” Also “Moody’s also observes that certain indexation clauses embedded in Endesa Chile’s power purchase agreements and other risk management initiatives help to enhance cash flow predictability which reduces potential cash flow volatility that often exists in the cyclical power generation business.”

Economic and political stability in the countries where we operate, regulatory framework stability, structural changes affecting energy demand, and environmental issues are some of the factors that could influence credit ratings in either direction. The classifications might also be impacted if we face a significant change in our investments in non-Chilean countries, important changes in our financial position, or a significant change in liquidity. A positive change in Argentina’s regulatory framework may also positively influence our credit ratings.

Positive changes in ratings may have a direct impact on our financing cost and our ability to access capital markets in better terms. For instance, some of our credit facilities include rating grid pricing.

Endesa Chile has accessed the international equity capital markets, registering an ADR program with the SEC on August 3, 1994.  It has also frequently issued bonds in the United States, so-called Yankee Bonds.  Since 1996, Endesa Chile and its subsidiary Pehuenche have issued a total of $ 2,370 million in Yankee Bonds.

The following table lists our Yankee Bonds issued outstanding as of December 31, 2010.  The weighted average annual interest rate for such bonds is 8.2%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(as a percentage)	(in $ million)
Endesa Chile	10 years	August 1, 2013	8.350	400	400
Endesa Chile	12 years	August 1, 2015	8.625	200	200
Endesa Chile (1)	30 years	February 1, 2027	7.875	230	206
Endesa Chile (2)	40 years	February 1, 2037 Put 2009	7.325	220	71
Endesa Chile (1)	100 years	February 1, 2097	8.125	200	40

Total (1)			8.214	1,250	917

(1)	Endesa Chile repurchased bonds in 2001.
(2)	Holders of these Yankee Bonds exercised a put option against Endesa Chile for a total amount of $ 149.2 million on February 1, 2009. The remaining bonds will mature in February 2037.

In January 2011, our Colombian subsidiary, Emgesa, accessed the international debt capital markets with the issuance of Rule 144A/Reg S Notes in local Colombian currency for the equivalent of $ 400 million, due on January 2021.  This is the first offshore private sector issuance in Colombian pesos.  The net proceeds from the sale of the Notes will be to finance new projects, such as El Quimbo, to repay existing debt and for other general corporate purposes.

Endesa Chile, as well as our subsidiaries in the countries in which we operate, have access to their domestic capital markets, where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.  In the last 15 years, Endesa Chile has accessed the local market with total bond issuances for UF 29.5 million or $ 1,352 million (as of December 31, 2010).

The following table lists our UF-denominated Chilean bonds outstanding as of December 31, 2010.

			Coupon (inflation-	Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)	Issued	Outstanding
			(as a percentage)	(UF million)	(UF million)	(in $ million)

Endesa Chile Serie F	21 years	August 2022	6.20%	1.5	1.4	65
Endesa Chile Serie K	20 years	April 2027	3.80%	4.0	4.0	183
Endesa Chile Serie H	25 years	October 2028	6.20%	4.0	3.8	174
Endesa Chile Serie M	21 years	December 2029	4.75%	10.0	10.0	458

Total			4.95%	19.5	19.2	880

For a full description of our local bonds, see Note 16 to our Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2010.  We present aggregate information for each company.  The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company:

Issuer	Maturity	Coupon (1) (as a percentage)	Aggregate Principal Amount Outstanding
			(in $ million)
Edegel	January 2028	6.50%	201
Emgesa	February 2024	8.75%	689
Total			891

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2010.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans.  Between November 2004 and December 2009, we entered into four such facilities and a six-year term loan.  These facilities were structured with various banks, for an aggregate amount of $ 850 million.  As of December 2010, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in $ million)	(in $ million)
Endesa Chile	syndicated revolving loan	July 26, 2011	200	0
Endesa Chile	syndicated revolving loan	June 16, 2014	200	0
Endesa Chile	syndicated term loan	June 16, 2014	200	200

The credit facilities maturing in 2014 do not contain a condition precedent requirement regarding the non-occurrence of a “material adverse effect” (or MAE, as defined contractually) prior to a disbursement, allowing the Company the flexibility to draw on such revolving facilities under any circumstances, including situations involving a MAE.  The undrawn amount of Endesa Chile’s two international revolving credit facilities is $ 400 million as of December 31, 2010.

Endesa Chile also borrows from banks in Chile under fully committed facilities in which a potentially MAE would not be an impediment to this source of liquidity.  In December 2010, we signed a 3-year bilateral loan for UF 2.4 million which is undrawn (equivalent to $ 109 million as of December 31, 2010).

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately $ 509 million in the aggregate as of December 31, 2010, without including the available liquidity of our non-Chilean subsidiaries.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for the equivalent, as of December 31, 2010, of approximately $ 219 million in the aggregate, of which we do not have any amount outstanding.  Unlike the previous committed lines not subject to MAE conditions precedent prior to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of $ 983 million, of which $ 542 million are undrawn.

Also, Endesa Chile can tap the Chilean commercial paper market under programs that have been registered with the SVS for up to the equivalent of $ 200 million.  Finally, our foreign subsidiaries also have access to other type of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee bonds, which are not subject to financial covenants, our Chilean-risk outstanding debt facilities include such covenants.  The types of financial covenants, and their respective limits, vary from one type of debt to another.  As of December 31, 2010, the most restrictive financial covenant affecting us was the Adjusted Consolidated Leverage test, corresponding to the revolving loan facility that matures in June 2014.  Under such covenant, the maximum additional debt that could be incurred without a breach of covenant is $ 5.1 billion, which would allow the Company to almost double its current financial debt.  As of the date of this report, we are in compliance with our financial covenants contained in our debt instruments.

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

The cross default provision for the Endesa Chile’s revolving credit facility due in July 2011, governed by the laws of the State of New York, refers to so-called “Relevant Subsidiaries,” a contractually defined term that refers to our most important subsidiaries.  Under such credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal exceeds $ 50 million, or its equivalent in other currencies.  There is a mathematical determination to determine the list of Relevant Subsidiaries, which may vary somewhat from year to year.  As of December 2010, Endesa Chile’s Relevant Subsidiaries with debt to third parties include only Emgesa and Edegel, both rated AAA in the local markets, and Emgesa is rated BBB- in the international market.  In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.  As of the date of this report, there is no amount outstanding of this facility, and therefore, there is no current exposure to cross default under this credit agreement.  Neither our Chilean bank facilities due in December 2012 nor the international facilities maturing in June 2014 have cross default provisions to debt other than the borrower’s own other indebtedness.

After amendments in July 2009 following a successful consent solicitation, our Yankee Bonds’ cross default provisions may be triggered only by debt of the Endesa Chile or its Chilean subsidiaries.  A matured default of either Endesa Chile or one of its Chilean subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.  Following the 2009 Yankee amendments which ring-fenced Chile, a payment default or a bankruptcy/insolvency default outside Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF-denominated Chilean bonds were amended in February 2010, after bondholders’ approval in January 2010.  After the amendments, all series of our Chilean bonds ring-fenced to Endesa Chile, and none of its subsidiaries, neither in Chile nor outside Chile, can trigger a cross default to Endesa Chile.

At the time of this report, Endesa Costanera, our Argentine subsidiary, has not paid the installment due March 2011 for $ 20.9 million of its supplier credit with Mitsubishi Corporation (MC) dating back to 1996.  This has been a recurring situation ever since the Argentine crisis of 2002.  For additional information of the Argentine crisis and its consequence in the electricity industry, please see “Item 4. Information on the Company. B. Business Overview. Electricity Industry Regulatory Framework. Argentina. Regulatory Developments: the industry after the Public Emergency Law”.  However on March 31, 2011, MC temporarily waived the payment due from Endesa Costanera.  The waiver also states MC’s willingness to discuss a new payment date for the amount past due.

Except for Endesa Costanera, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs.  In 2010, Endesa Costanera had total indebtedness of approximately $ 72 million (including debt with MC of $ 28 million).  Endesa Costanera’s access to the capital markets has been very limited due to the difficult financial situation still prevailing in Argentina, especially for the utilities sector, and the poor capital markets development due to the shortage of off-shore financing and the pension fund system nationalization.  Notwithstanding these unusual circumstances, Endesa Costanera was still able to refinance its debt maturing in 2010.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us.  The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions.  We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no additional legal restrictions on the payment to Endesa Chile of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated.  Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances.  For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations”.

Our estimated capital expenditures for the 2011-2015 period, expressed in dollars at internally estimated exchange rates, amount to $ 2,429 million, of which $ 2,272 million is considered non-discretionary investments.  We include maintenance capital expenditures as non-discretionary.  It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We consider the investment in non-conventional renewable energy (NCRE) projects in Chile as non-discretionary.  These investments are being made to comply with regulations that call for 5% of the total contracted energy to be based on NCRE.  Finally, expansion projects under execution are also non-discretionary.  We consider the remaining $ 157 million as discretionary capital expenditures.  The latter includes expansion projects which are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the obligations described in this report.  We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2010 included:

•                  Endesa Costanera: refinancing of all 2010 indebtness for approximately $ 72 million.  Within this refinancing, we highlight the $ 28 million refinancing due to MC and $ 8.6 million to Credit Suisse.

•                  El Chocón: syndicated loan for $ 22 million for 3.5 years, which enabled the company to refinance its short-term debt and to increase the debt’s average life.  The company also signed forward contracts for $ 29 million.

•                  Emgesa: the first placement of commercial paper was carried out for $ 39 million to refinance short-term debt and local bond issuance for $ 309 million with terms between 5 and 15 years.

•                  Edegel: bond issuance for $ 20 million denominated in both dollar and local currency, used to refinance short term debt. Edegel also obtained a 7-year term bank loan for $ 61 million, to refinance debt maturing in 2012.  The company also signed forward contracts for $ 39 million.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2009 included:

•                  Endesa Costanera: refinancing of all debt maturing in 2009 for approximately $ 76 million.  Also, Endesa Costanera refinanced $ 4.3 million with Credit Suisse due in 2010, extending its maturity to 2011.

•              El Chocón: syndicated loan for $ 31 million for 3 years, which enabled the company to refinance its short-term debt.  It also arranged a 2.5-year interest rate swap for $ 30 million.

•                  Emgesa: local bonds for $ 309 million, the proceeds of which were used to refinance short-term debt.

•                  Edegel: local bonds for $ 34 million denominated in both dollar and local currency, used to refinance short term debt.  Edegel also renegotiated bank loans for $ 42 million, which enabled it to reduce the interest rate and extend the term.

C.            Research and Developments, Patents and Licenses, etc.

None.

D.            Trend Information.

Endesa Chile is a company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation of electricity in Chile, Argentina, Colombia and Peru.  Therefore, our businesses are subject to a wide variety of conditions that may result in variability in our earnings and cash flows from year to year.  In general, our net income is a result of our operating income from our generation business and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

Operating income varies in each of the four countries where we operate due to numerous factors, including hydrological conditions, the price of fuel used to generate electricity and the prevailing spot market and regulated prices for electricity.  We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for most of the countries in which we operate.  The economies of these South American nations were less impacted by the latest international financial crisis as compared to developed countries.  There are high expectations for the next few years for a strong economic recovery, including a 4% growth in the national economic product, on average, and a correspondingly stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always followed behind demand growth.  We anticipate that this tendency will continue in the foreseeable future.  Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects involve higher development costs than in the past.  We foresee that average electricity prices will adjust to recognize these increased costs.  This situation could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to end users.  Furthermore, an important part of the new installed capacity under development in the four countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed.  Thus, we expect this situation will also impact long term spot prices positively.  Long term contracts awarded in different international bids to Endesa Chile, through its subsidiaries, have already incorporated these expected price levels.  Currently, we have 21% of our expected annual generation sold under contracts of at least ten years, and 31% in contracts of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income.  In order to address this risk, the Company has implemented commercial policies in order to control relevant variables and provide stability to the profit margins.  Our commercial policy seeks to establish a global framework to conduct the energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives.  Therefore, our company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, Endesa Chile has fuel supply contracts to cover part of the fuel needed by its thermal generation units, which operate with coal, natural gas and diesel or fuel oil.  In Chile, through an equity interest in GNL Quintero, we are the only electricity company participating in the LNG terminal at Quintero bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks, mainly when facing increasing fuel costs scenarios.  This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels such as coal and diesel, which have a stronger environmental impact.  As of December 31, 2010, we have not made any transaction with commodities’ derivate instruments to handle fuel price fluctuations.  For further information on this subject, please see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk”.

Though our operations in the four countries allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot claim that we are fully hedged in our portfolio of generation assets in these countries.  Furthermore, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our business.  Any significant change with respect to hydrological conditions, fuel price or the electricity price, among other factors, could affect our operating income in the generation business.  At the same time, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income.  Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates.  For further information regarding 2010 results of the Company compared with those recorded on previous periods, please see “Item 5. A. Operating Results - Endesa Chile’s Results of Operations for the Years Ended December 31, 2009 and December 31, 2010” and “Item 5.A. Operating Results - Endesa Chile’s Results of Operations for the Years Ended December 31, 2008 and December 31, 2009”.  Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, could have a negative impact on our capital expenditure plan as described in “Item 5.B. Liquidity and Capital Resources.” We have a large leverage capacity prior to a potential breach of a debt covenant.  As of December 31, 2010, Endesa Chile is able to incur up to $ 5.1 billion in incremental debt, beyond current levels of consolidated indebtedness.  We believe that Endesa Chile will continue to have similar comfortable levels of further leverage capacity in the foreseeable future.

In connection with funding sources, as of December 31, 2010, the Company has approximately $ 509 million in committed revolving facilities which have not yet been drawn, and additional uncommitted Chilean lines of credit for another $ 219 million in the aggregate.  In addition, Endesa Chile has registered with the SVS certain commercial paper programs for up to $ 200 million.  These funding sources can be increased in the case of need.

Finally, as explained above, we expect that the Company will continue generating significant amounts of operating cash, which can be used to finance part of the capital expenditure plan.  If needed, our shareholders also have the possibility to adjust the dividend payout ratio, subject to some legal restrictions, in order to allocate the cash needed for our investment plan.

E.             Off-balance Sheet Arrangements.

Endesa Chile is not a party to any off-balance sheet arrangements.

F.             Tabular Disclosures of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2010:

Payments due by period (in billions of Ch$)
Endesa Chile on a consolidated basis (5)

As of December 31, 2010	TOTAL	2011	2012-2013	2014-2015	After 2015
Bank debt	308	69	113	104	22
Local bonds (1)	799	76	37	97	589
Yankee bonds	429	0	187	94	148
Other debt (2)	131	57	42	31	1
Interest expense	1,035	133	219	139	544
Pension and postretirement obligations (3)	31	3	5	5	18
Contractual operational obligations (4)	1,589	224	258	229	878
Financial leases	80	10	17	17	36

Total	4,402	572	878	716	2,236

(1)	Hedging instruments included modifies substantially the principal amount of debt.
(2)	Includes Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 67 billion.
(3)

All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.

(4)

Of the total amount of Ch$ 1,589 billion, 78% corresponds to miscellaneous services, such as GNL regasification, fuel transport and coal handling, another 16% to fuel supply long term contracts and the remaining 7% to tolls and energy purchases.

(5)	All figures are in Ch$ of each year.

G.            Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements.  See “Forward-Looking Statements” in the “Introduction” of this report, for safe harbor provisions.

Item 6.    Directors, Senior Management and Employees

A.            Directors and Senior Management.

We are managed by our Board of Directors, which consists of nine members who are elected for a three-year term at an Ordinary Shareholders Meeting, or OSM.  If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next scheduled ordinary shareholders meeting, at which time the entire Board of Directors will be elected.

Set forth below are the members of our Board of Directors as of December 31, 2010.

Name	Position	Current Position Held Since

Directors

Jorge Rosenblut R.	Chairman	2009
Paolo Bondi	Vice Chairman	2009
Jaime Bauzá B. (1)	Director	2010
Francesco Buresti	Director	2008
José María Calvo-Sotelo I.	Director	2009
Vittorio Corbo L. (1)	Director	2010
Jaime Estévez V.	Director	2009
Luis de Guindos J.	Director	2009
Felipe Lamarca (1)	Director	2010

(1)          Appointed Board member in April 2010.

Directors

Jorge Rosenblut R.

Chairman of the Board of Directors

Mr. Rosenblut was appointed Chairman in December 2009.  Since 2003, Mr. Rosenblut has been member of the Endesa Spain International Committee, but his involvement with the Group started in 2000, when he became Chairman of Chilectra, a position held until December 2009.  Between 2002 and 2005, Mr. Rosenblut was also Chairman of Smartcom PCS , a mobile phone company.  Currently, he is also a member of the board of Ripley, a retail store, the think tank Expansiva and a senior advisor in Eulen America Inc.  Additionally, he is a member of several educational and business groups, such as the Dean’s Advisory Leadership Committee at Harvard’s Kennedy School of Government, Florida International University President Council of 100, and member of the Group of Fifty (G-50) supported by the Carnegie Endowment for International Peace based in Washington, D.C.  From 1999 to 2005, he was member of the board of AFP Cuprum, a Chilean pension fund.  Between 1990 and 1996, he held several senior positions in the Chilean government, becoming Undersecretary of the Presidency and Undersecretary of Telecommunications.  From 1985 to 1990, he was Project Officer at the World Bank in Washington, D.C. Mr. Rosenblut holds a degree in industrial civil engineering from Universidad de Chile and a Master in Public Administration from Harvard University.

Paolo Bondi

Vice Chairman of the Board of Directors

Mr. Bondi became a Director and Vice Chairman in July 2009.  Mr. Bondi was an executive of the Montedison Group, an Italian industrial conglomerate, holding diverse positions in Italy, the U.S. and France.  In 2002, he joined the Enel Group as Head of Strategic and Financial Analysis and then as CFO of the International Division, becoming a member of the board of its main subsidiaries.  In October 2007, he was appointed as Endesa Spain’s Deputy CFO and then Vice Chairman of Chilectra.  In March 2009, he became CFO and member of the Executive Committee in Endesa Spain. Mr. Bondi holds a degree in business administration from Università Commerciale L. Bocconi di Milano, Italy.

Jaime Bauzá B.

Director and Member of the Director’s Committee

Mr. Bauzá became Director in April 2010.  Currently he is also Director of other companies unrelated to Endesa Chile, such as Telmex Chile, Laboratorios Andrómaco, H. Briones, Cementos Bio Bio, Indura and Invesa.  Mr. Bauzá was also Director of the Company between 1999 and 2007.  From 1990 to May 1999, Mr. Bauzá served as Endesa Chile’s CEO.  He joined Endesa Chile in May 1990 after more than twenty years working in the electricity sector.  Mr. Bauzá was formerly the CEO of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A. from 1987 to April 1990 and Chairman of Gener S.A. (formerly Chilgener S.A.), an unrelated electricity generation company.  Mr. Bauzá also served as Gener S.A.’s CEO from 1981 to 1987.  He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Francesco Buresti

Director of the Board

Mr. Buresti became a Director in April 2008.  Mr. Buresti was consultant for Accenture in the industrial sector, and consultant for McKinsey in the industrial and utilities sectors.  In 2005, Mr. Buresti joined Enel as Networks & Market Purchasing Director.  In October 2007, Mr. Buresti was appointed Chief Purchasing Officer and member of the Executive Committee of Endesa Spain.  Mr. Buresti holds a degree in electronics engineering from the Università degli Studi di Bologna, Italy.

José María Calvo-Sotelo I.

Director of the Board

Mr. Calvo-Sotelo joined Endesa Spain in 1997 as head of planning and finance of the Diversification business unit, which encompassed Endesa Spain’s businesses in wind and renewable energies, gas distribution and telecommunications. In 2001, he was appointed general manager of Endesa Telecomunicaciones, the business unit responsible for Endesa Spain’s fixed and mobile telecommunication companies in Spain and Chile.  Between 2006 and 2010, Mr. Calvo-Sotelo was senior VP of planning, corporate development and regulatory affairs in Endesa Latinoamérica.  Before joining Endesa Spain, Mr. Calvo-Sotelo worked for PepsiCo in the United States and Spain.  Mr. Calvo-Sotelo holds a Master of Science in physical sciences from the Universidad Complutense de Madrid (1987), and an M.B.A. from the Harvard Business School (1993).

Vittorio Corbo L.

Director of the Board

Mr. Corbo became a Member of the Board in April 2010.  Currently, Mr. Corbo is also Chairman of the Board of ING Seguros de Vida, a Chilean insurance company, and a member of the Board of Directors of Banco Santander-Chile.  Mr. Corbo is a member of the Advisory Council of the Chief Economist of the World Bank and of the International Advisory Council at the Center for Social and Economic Research (in Warsaw, Poland).  He was President and Chairman of the Board of the Central Bank of Chile between 2003 and 2007.  He was chosen World Central Banker of the Year in 2006 by the publication Global Finance.  Mr. Corbo is a Senior Research Associate at CEP, a Chilean public policy center.  He holds a commercial engineering degree from the Universidad de Chile and a Ph.D. in economics from the Massachusetts Institute of Technology (M.I.T.).

Jaime Estévez V.

Director and Member of the Director’s Committee

Mr. Estévez became a Director in March 2006.  Since May 2010, Mr. Estévez has been Chairman of Cruzados SADP and since March 2007, he has been Director of Banco de Chile. Mr. Estévez was Chilean Minister of Public Works and Minister of Transport and Telecommunications in 2005.  He was Chairman of the Board of BancoEstado, the Chilean state-owned bank, between 2000 and 2004, and Director of AFP Provida and AFP Protección, two Chilean pension funds.  He was a Congressman from 1990 to 1998 and President of the House of Representatives during 1995 and 1996.  Mr. Estévez holds the equivalent of a Bachelor’s degree in economics from the Universidad de Chile and was awarded the ICU prize for the best student of his class.

Luis de Guindos J.

Director of the Board

Mr. De Guindos became a Director in July 2009.  From 1988 to 1996, he was CEO of AB Asesores. From 1996 to 2004, he worked in the Ministry of Economy and Finance of Spain, where he held several positions including Secretary of State for Economic Affairs and Secretary of the Economic Affairs Commission.  He also served as Vice Chairman of the European Union Economic Policy Committee and Head of the Delegation of the Ecofin Council during the Spanish presidency of the EU, among other special appointments.  Between 2006 and 2008, he was CEO of Lehman Brothers for Spain and Portugal.  Also, during 2008, he was CEO of Nomura Securities in Spain. In 2009 he worked as Senior Partner at PricewaterhouseCoopers (PwC), responsible for financial services.  Currently, he is Director of the Center for Finance for PwC and IE Business School and he also serves on the board of Endesa Spain.  Mr. De Guindos holds a BSc in economics from Cunef, Spain and a Ph.D. in economics from Univesidad Complutense de Madrid.

Felipe Lamarca C.

Director and Chairman of the Director’s Committee

Mr. Lamarca became a Director in April 2010.  Currently Mr. Lamarca is Director of several companies that belong to different industrial sectors, such as Ripley, Deutsche Bank Chile and Fundación Un Techo para Chile.  He was Director of the Servicio de Impuestos Internos, the Chilean tax authority.  From 1986 to 2005 Mr. Lamarca was Chairman of the Board of COPEC, a Chilean forestry and fuel conglomerate.  Between 1997 and 2001, Mr. Lamarca was Chairman of the Board at SOFOFA, Chile’s Manufacturers Association.  Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983.  He is a commercial engineer from the Pontificia Universidad Católica de Chile and in 2001 he was awarded the “Distinguished Professional of the Year” by the Business and Economics School of that university.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2010.

Name	Position	Current Position Held Since

Executive Officers
Joaquín Galindo V.	Chief Executive Officer	2009
Juan Benabarre B.	Engineering, Projects and Research Development Officer	2010
Pietro Corsi M.	Human Resources Officer	2009
Eduardo Escaffi J.	Chief Financial Officer	2009
Renato Fernández B.	Communications Officer	2003
Sebastián Fernández C.	Energy Planning Officer	2008
Claudio Iglesis G.	Electricity Production Officer	2010
Luis Larumbe A.	Planning & Control Officer	2009
Carlos Martín V.	General Counsel	1996
José Venegas M.	Trading & Marketing Officer	2001

Joaquín Galindo V. became CEO in November 2009.  From 1983 to 1996, he held several positions in Sevillana de Electricidad, an Endesa Spain subsidiary, where he was Director of the Thermal Plant of Bahía de Algeciras.  In 1998, he became Director of Production of the Systems outside the Iberian Peninsula and Generation Planning for Endesa Generación.  Between 2001 and 2004, he was Director of Production and Engineering for Endesa Italia S.p.A. and Counselor of the Centro Sperimentale Elettrotecnico Italiano S.p.A.  From 2004 to 2006, he was Counselor-General Director of the Société Nationale d´Électricité et de Thermique S.A, in Paris and Counselor of the Thermal Production Society of Bialystok (Poland).  Between 2006 and 2008, he served as Counselor-General Director of Endesa Italia S.p.A.  He was also a member of the board of Endesa Europe between 2004 and 2008. Mr. Galindo holds a degree in electrical industrial engineering from Universidad de Sevilla, a degree in economics and business administration and an M.B.A. from Universidad Comercial de Deusto, Spain.

Juan Benabarre B. became Engineering, Projects and Research & Development Officer in November 2010.  Mr. Benabarre has held several positions in the Endesa Chile Group since 1979.  From 2000 through 2005, he was CEO of Ingendesa, and in the 2005-2010 he was Production & Transmission Officer.  Mr. Benabarre is also a member of the board of directors of several companies in the Endesa Spain Group and serves as Endesa Chile’s representative at the International Hydropower Association.  Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile and completed graduate studies in geothermal energy at the University of Auckland, New Zealand.  He also holds an M.B.A. from the Universidad Adolfo Ibáñez, Chile.

Pietro Corsi M. became Endesa Chile’s Human Resources Officer in December 2009.  From 1991 to 2001, he held several positions in the Development and Management departments in Human Resources of Endesa Chile, becoming Deputy Development Officer in 2000.  Afterwards, he held the position of Development and Management Deputy at Enersis between 2001 and 2003, and then he became deputy of Endesa Chile’s Development and Training Department where he worked until November 2009.  Mr. Corsi holds a degree in commercial engineering from Universidad Gabriela Mistral, Chile.

Eduardo Escaffi J. became the CFO in October 2009.  From 1999 to September 2009, Mr. Escaffi served at the Finance and Risk areas of Endesa Spain, with the position of Risk Officer from 2005 until his most recent position in Endesa Chile.  He was the CFO of Enersis from July 1998 to August 1999.  Prior to joining the Endesa Group, Mr. Escaffi was the CEO of an Argentine insurance company from 1992 to 1998.  He also held the position of Technical and Financial Manager of the life insurance company of the Santander Group in Chile from 1989 to 1992.  Before that, in 1989, he served as the Deputy Financial Officer of the Chilean company, Compañía de Teléfonos de Chile.  Between 1986 and 1988 he served as adviser to the United Nations Development Program in Venezuela.  Mr. Escaffi has also held several positions in Chilean governmental entities such as ODEPLAN and the Ministry of the Interior.  Mr. Escaffi is a civil engineer from the Universidad de Chile, with a specialization in structural engineering, and he holds a Senior Executive Programme degree from the London Business School.

Renato Fernández B. has been the External Affairs Officer since August 2003, when he joined Endesa Chile.  Prior to that, he was the External Affairs Director of Smartcom PCS from December 2000 to July 2003.  From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva.  He holds a degree in journalism from Universidad Gabriela Mistral.

Sebastián Fernández C. became Energy Planning Officer in January 2008.  He joined Enersis in January 1997, beginning his professional career in Development.  He has served in different positions in the Group, such as Project Manager of Endesa Europe, Deputy Manager of Planning and Investments in Endesa Italy, and Deputy Manager of Generation Projects in Endesa Chile.  Mr. Fernández holds a commercial engineering degree from the Universidad de Los Andes, Chile, and attended the YMP program in Insead, in Fontainebleau, France.

Claudio Iglesis G. became Electricity Production Officer in November 2010.  He joined Endesa Chile in 1982.  He has been CEO of Emgesa and Betania, and Central Buenos Aires, currently part of Endesa Chile’s subsidiary Endesa Costanera in Argentina.  He also was Endesa Chile’s Generation Officer during the 1999-2010 period.  Mr. Iglesis was director of CAMMESA and Chairman of the AGEERA in Argentina.   He holds a degree in electric civil engineering from the Universidad de Chile.

Luis Larumbe A. holds the position of Planning & Control Officer of Endesa Chile since December 2009. He joined the Endesa Spain Group in 1991, working first in Spain and then in Colombia since 1997 where he held several positions such as Planning & Control Officer in Emgesa and CFO in Codensa.  Between 2008 and 2009, he served as CFO of Codensa and Emgesa.  Mr. Larumbe holds a degree in Economics and Administration from Universidad Comercial de Deusto, Spain.

Carlos Martín V. became General Counsel in May 1996.  He served as the General Counsel of Enersis prior to that, when he joined the Enersis Group in 1989.  He holds a law degree from the Universidad Católica de Valparaíso and a Doctor in Law degree from the Universidad de Navarra, Spain.

José Venegas M. has been the Trading & Marketing Officer since June 2001.  Mr. Venegas joined the Company in 1992.  He was Director of the CDEC-SIC Economic Load Dispatch Center in 1997 and the Commercial Officer from September 1997 to May 2000.  He has also served as Planning and Energy Officer from June 2000 to April 2001.  Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an M.B.A. from Universidad Adolfo Ibáñez, Chile.

During 2011 Mr. Pietro Corsi M. left his position.  The new Human Resources Officer is Mr. Mauricio Daza E.  Please find below a brief biographical description of Mr. Daza.

Mauricio Daza E. became Endesa Chile’s Human Resources Officer in March 2011.  From 1997 to 2002, he worked in Chilectra’s Commercial area.  Afterwards, between 2003 and 2005, he worked as Commercial Operations Manager in Ampla, Brazil, a distribution subsidiary of Enersis.  Then, in 2005 he returned to Chilectra, holding several positions, including Human Resources Officer.  Mr. Daza holds a degree in electric civil engineering from the Universidad Católica de Valparaíso, Chile and an M.B.A. from Pontificia Universidad Católica de Chile.

B.            Compensation.

At the regular shareholders’ meeting held on April 22, 2010, our shareholders maintained the compensation policy for the Board of Directors approved last year.  Each director receives a fixed compensation of UF 55 per month and a fee of UF 36 for attending meetings of the Board.  The Vice Chairman will receive a fixed salary of UF 82.5 per month and a fee of UF 54 for attending meetings of the board.  The Chairman will receive a fixed stipend of UF 110 per month and a fee of UF 72 for attending meetings of the Board.  In 2010, the total compensation paid to each director in pesos, was as follows:

Director	Board Compensation From Endesa Chile	Board Compensation From Subsidiaries	Director Committee (1)	Total
	Year ended December 31, 2010 (in thousands of Ch$)
Jorge Rosenblut R.	44,957	—	—	44,957
Paolo Bondi (2)	—	—	—	—
Jaime Bauzá B.	14,623	—	20,628	35,251
Francesco Buresti (2)	—	—	—	—
José María Calvo-Sotelo I.	40,839	—	756	41,595
Vitorio Corbo L.	14,623	—	—	14,623
Jaime Estévez V.	23,094	—	24,395	47,489
Luis De Guindos J.	25,046	—	752	25,798
Gerardo Jofré M.(3)	5,713	—	2,260	7,973
Felipe Lamarca C.	13,091	—	15,463	28,554
Borja Prado E. (4)	5,455	—	—	5,455
Leonidas Vial E.(4)	6,870	—	756	7,626
Total	194,311		65,010	259,321

(1)          Compensations for Directors Committee.

(2)          Mr. Bondi and Mr. Buresti waived compensation for their position as Board Directors of the company.

(3)          Mr. Jofré was Board Director until February, 2010.

(4)          Mr. Prado and Mr. Vial were Board Directors until April 22, 2010.

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation.  For the year ended December 31, 2010, the aggregate compensation (including performance-based bonuses) of our executive officers, either paid or accrued, attributable to fiscal year 2010, was Ch$ 2,285 million.  Executive officers are eligible for variable compensation under a bonus plan.  Endesa Chile provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to hierarchy.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.

The amount accrued by the Company in 2010 to provide for pension, retirement or similar benefits to our executive officers totaled Ch$ 342 million.  The funds accrued to provide for future severance indemnity to our executive officers amounted to Ch$ 567 million, of which Ch$ 87 million was accrued during 2010.  There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our executive officers.

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

C.            Board Practices.

The Board of Directors as of December 31, 2010 was elected at the OSM of April 22, 2010, and the term for this Board of Directors will expire in April 2013.  For information as to the years in which each director began his service at the board, please see “Item 6.A. Directors and Senior Management” above.  The members of the Board of Directors do not have service contracts with Endesa Chile or any of its subsidiaries that provide benefits upon termination of employment.

Corporate Governance

Endesa Chile is managed by its Board of Directors which, in accordance with its bylaws, consists of nine directors who are elected at an OSM.  Each director serves for a three-year term and the term of each of the nine directors expires on the same day.  The directors can be reelected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy will trigger an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the stockholders’ resolutions.  In addition to the bylaws, Endesa Chile’s Board of Directors has adopted regulations and policies that guide our corporate governance principles.

The Charter Governing Executives, approved by our Board in July 2003, and the Employee Code of Conduct, explain our principles and ethical values, establish the rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality.  They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market,” (“Manual”).  This document addresses applicable standards regarding the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.  The Manual was released to the market on May 29, 2008 and posted on the company’s website at www.endesa.cl.  In February 2010, the Manual was modified in order to comply with the provisions of Law No. 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as Endesa Chile’s executives and employees who have access to privileged information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, the company’s board, at its meeting held on June 24, 2010 approved an Ethics Code and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”).  The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and others of similar importance, which are implied in the behavior criteria detailed in the document.  The ZTAC Plan is the application of the same Code with special emphasis on avoiding corruption in the form of bribes, preferential treatment and other similar matters.

Given that the provisions of the Manual were already included in the “Internal Regulations on Conduct in the Securities Markets,” approved by our Board on January 31, 2002 (mentioned in previous 20-Fs), the Board revoked this latter document in June 2010.

At its meeting held on March 31, 2011, Endesa Chile’s Board approved the Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of Chilean or foreign public officials.  The law encourages companies to adopt this model, whose implementation involves compliance with duties of direction and supervision.  The adoption of this model therefore reduces, and in some cases relieves, the effects of criminal responsibility even when a crime is committed.  One of the elements of this model is the Prevention Officer which was appointed by the Board at its meeting held on October 27, 2010.  As of December 31, 2010, the Prevention Officer was Alba Marina Urrea, Auditing Officer of Enersis, our controller.

On October 27, 2010, the board approved “GUIDELINES 231 Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001.  Application to Endesa and its Group.”  Given that Endesa Chile’s parent company, Enel S.p.A., has to comply with Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes contemplated in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers.  Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities.  All of the above is supplementary to the behavioral regulations included in the Code of Ethics and ZTAC Plan.

Compliance with NYSE Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange (“NYSE”).

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  We have been subject to this requirement since July 31, 2005.

On April 22, 2010, at an Extraordinary Shareholders’ Meeting or ESM, the Company’s bylaws were amended and the Audit Committee was merged with the Directors’ Committee.  According to the Company’s bylaws all of the members of this Committee must satisfy the requirements of independence, as stipulated by the NYSE.  Also, Chilean Law requires that the majority of the Directors’ Committee (at least two out of three members) be independent directors.  According to Chilean Law a member would not be considered independent if, at any time, within the last 18 months he or she: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organizations that have received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or clients.  In case there are not sufficient independent directors on the Board to serve on the committee, Chilean Law determines that the independent director nominates the rest of the members of the committee among the rest of the Board members that do not meet the Chilean law independence requirements.  Chilean Law also requires that all publicly held limited liability stock companies that have a market capitalization of at least UF 1,500,000 (approximately $ 69 million as of December 31, 2010) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005 but are not required to comply with Rule 303A.07.  Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, Endesa Chile’s Board of Directors created an Audit Committee, composed of three directors who were also members of the Board.  As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010.  As required by the company’s bylaws, the members of Directors’ Committee —-composed of three members of the Board — should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by the SOX, SEC and NYSE.  As of December 31, 2010, our Directors’ Committee was composed of three independent directors, all of whom met both the independence criteria of Chilean law and NYSE.

Our Directors’ Committee performs the following functions:

•             examination of Financial Statements and the Reports of the external auditors, prior to their submission to shareholders’ approval;

•             formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•             examination of information related to operations by the Company with related parties and/or related to operations in which the Company’s board members or relevant executive officers, their spouses or relatives, and/or legal entities in which board members or relevant executive officers have worked in the last 18 month, either directly or indirectly;

•             examination of the compensation framework and plans for managers, executive officers and employees;

•             preparation of an Annual Management Report, including its main recommendations to shareholders;

•             information to the Board of Directors about the convenience of recruiting External Auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•                  oversight of the work of external auditors;

•                  review and approval of the annual auditing plan by the external auditors;

•                  evaluation of the qualifications, independence and quality of the auditing services;

•                  elaboration of policies regarding employment of former members of the external auditing firm;

•                  review and discussion of problems or disagreements between management and external auditors regarding the auditing process;

•                  establishment of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•             any other function mandated to the committee by the bylaws, the Board of Directors or the Shareholder of the Company.

As of December 31 2010, Messrs. Jaime Bauzá, Jaime Estévez and Felipe Lamarca (Chairman) were members of this committee, all of whom satisfied the requirements of independence of the NYSE.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not contemplate this practice (except for the Manual), the Company has adopted the codes of conduct described above, and at its ESM held in March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee and the Audit Committee.

In order to comply with the new requirements of Law 20,382, which amended the Chilean Companies Act, at the ESM of April 22, 2010, the shareholders of the Company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees.  The new Directors’ Committee is composed of three members that comply with the independence requirements of the Sarbanes-Oxley Act and the NYSE corporate governance rules.  The members of this merged committee are Messrs. Jaime Bauzá, Jaime Estévez and Felipe Lamarca.  Such committee includes among its functions the duties previously performed by the Audit Committee.

D.            Employees.

The following table provides the total number of full time employees of our Companies for the last three fiscal years:

Company	2008	2009	2010
In Argentina
Endesa Costanera	274	281	354
El Chocón	51	51	50
Total full time personnel in Argentina	325	332	404

In Chile
Endesa Chile	554	595	599
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (1)	418	417	400
Túnel El Melón	24	16	16
GasAtacama (2)	92	96	94
Hidroaysén (2)	26	29	24
Consorcio Ara-Ingendesa (2)	5	15	14
Total full time personnel in Chile	1,123	1,172	1,151

In Colombia
Emgesa	404	415	430
Total full time personnel in Colombia	404	415	430

In Peru
Edegel	219	224	228
Total personnel in Peru	219	224	228

Total full time personnel of Endesa Chile and Subsidiaries	2,071	2,143	2,213

(1)          The Ingendesa figure includes employees of Ingendesa’s subsidiary in Brazil.

(2)          According to IFRS, in 2009 we include the companies consolidated by the proportional integration method.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2008	2009	2010	Avergage 2010
In Argentina
Endesa Costanera	—	—	22	14.5
El Chocón	—	—	—	—
Total temporary personnel in Argentina	—	—	22	14.5

In Chile
Endesa Chile	5	3	4	1.9
Pehuenche	—	—	—	—
Pangue	—	—	—	—
San Isidro	—	—	—	—
Celta	—	—	—	—
Ingendesa (1)	301	170	103	119.0
Túnel El Melón	1
Gasatacama (2)	—	—	—	—
Hidroaysén (2)	—	—	—	—
Consorcio Ara-Ingendesa (2)	—	—	—	—
Total temporary personnel in Chile	307	173	107	120.9

In Colombia
Emgesa	—	—	14	1.5
Betania	—	—	—	—
Total temporary personnel in Colombia	—	—	14	1.5

In Peru
Edegel	23	15	16	10.8
Total temporary personnel in Peru	23	15	16	10.8

Total temporary personnel in Endesa Chile and Subsidiaries	330	188	159	147.8

(1)          Ingendesa figure includes employees of Ingendesa’s subsidiary in Brazil.

(2)          According to IFRS in 2009 we include the companies consolidated by the proportional integration method.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment.  According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable.  The Company voluntarily makes severance payments above the limits established by Chilean law.  In addition, under Endesa Chile’s collective bargaining agreements, Endesa Chile is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority.

In December 2007, Ingendesa signed a new collective contract with its three trade unions for a four-year term.  During 2008, Endesa Chile signed three collective contracts, covering technicians and administrative staff.  Two of the collective contracts have a three-year term and the third one has a four-year term.  In 2009, a four-year collective contract for Edegel’s personnel was signed in Peru.  In 2010, Emgesa negotiated a collective contract, but no agreement was reached; we estimate that during 2011 this collective contract should be signed.  Additionally, in 2010 Endesa Chile signed two collective contracts, for engineers and other professionals, both for four-year terms.  Management believes Endesa Chile’s relationship with its trade unions is positive.

E.             Share Ownership.

To the best of Management’s knowledge, none of Endesa Chile’s directors or officers own more than 0.1% of the shares of the Company.  None of Endesa Chile’s directors or officers has any stock options, which are not permitted under Chilean securities laws and regulations.  It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Endesa Chile.  To the best of our knowledge, any share ownership by all of the directors and officers of Endesa Chile, in the aggregate, amount to significantly less than 10% of outstanding shares.

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders.

Endesa Chile has only one class of capital stock and our major shareholder, Enersis, has no different voting rights than Endesa Chile’s other shareholders.  As of March 31, 2011 Endesa Chile had 18,468 registered shareholders who held 8,201,754,580 outstanding shares.  There are five official record holders in the United States of America, as of such date.  It is not practicable for us to determine the number of ADS or common shares beneficially owned in the United States, as we are not able to ascertain the domicile of the final beneficial holders represented by the five official ADR record holders in the United States of America.  Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

As of March 31, 2011, Enersis owns 59.98% of the shares of Endesa Chile. Chilean private pension funds, Administradora de Fondos de Pensiones, or AFPs, own 15.04% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively own 16.89% of our equity.  ADR holders own 4.17% of the equity.  The remaining 3.92% is held by 17,091 minority shareholders.

The following table sets forth information concerning beneficial ownership of Endesa Chile’s shares for equity interest greater than 5% as of March 31, 2011:

	As of March 31, 2011
	Shares Beneficially Owned	Percentage of Total Shares Outstanding

Enersis (1)	4,919,488,794	59.98%

(1)  As of March 31, 2011, Endesa Spain, directly or indirectly, owned 60.6% of the share capital of Enersis.

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

Since June 25, 2009, Enel has been the ultimate controlling shareholder of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain, which in turn owns 60.6% of Enersis.  Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with presence in 40 countries over 4 continents, and has around 95,000 MW of net installed capacity.  It provides service to more than 61 million clients through its electricity and gas businesses.

B.            Related Party Transactions.

Article 146 of the Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all operations involving the company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator have been serving in the same position within the last 18 months.  The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose.  As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval.  They must also meet all legal requirements, including board acknowledgement and approval of the transaction (excluding the affected directors), approval by the ESM (in some cases, with requisite majority approval) and be approved pursuant to regulatory procedures.

The aforementioned law, which also applies to Endesa Chile’ affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions”, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board.  At its meetings held on December 17, 2009 and April 23, 2010, Endesa Chile’s Board of Directors approved a related-party policy (política de habitualidad) effective as of January 1, 2010.  This policy is available on the company’s website.

If an operation is not in compliance with Article 146, this would not affect the operation’s validity, but the company or shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages.

Our largest electricity distribution customer is Chilectra, a subsidiary of Enersis.  The terms of our contracts with Chilectra are regulated in accordance with the Chilean Electricity Law.  For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 8 to the audited consolidated financial statements.  We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

It is common practice to transfer surplus funds from one company to another affiliate that has a cash deficit.  It is the Endesa Group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis.  These operations are carried out through either short-term or structured intercompany loans.  Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis.  Our centralized cash management is efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Directors’ Committee.  As of December 2010, these operations are priced at TIP (Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these intercompany transactions are permitted, but they have adverse tax consequences.  Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

Endesa Chile has also made structured loans to its related parties in Chile, primarily to finance projects and to refinance existing indebtedness.  As of December 31, 2010, the outstanding net balance for such loans was $ 272 million.  The largest amount outstanding during 2010 and 2009 was $ 435 million and $ 313 million respectively.  Endesa Chile has only one outstanding loan granted to a foreign subsidiary, Endesa Costanera.  The outstanding net balance on this loan amounted to $ 7.1 million as of December 31, 2010.  The largest net amount outstanding during 2010 and 2009 for such loan was $ 7.1 million.

The interest rates on these intercompany loans to Endesa Chile’s Chilean related parties range from LIBOR plus 0.75% to LIBOR plus 6.72%, with a weighted average interest rate of approximately LIBOR plus 5.2%.  The interest rate on the intercompany loan to Endesa Chile’s foreign subsidiary was LIBOR plus 5.5% as of December 2010.

As of the date of this report, the aforementioned transactions have not experienced material changes.  For more information regarding transactions with related parties, refer to Note 8 of our consolidated financial statements.

C.            Interests of Experts and Counsel.

Not applicable.

Item 8.   Financial Information

A.            Consolidated Statements and Other Financial Information.

See Item 18 for our consolidated financial statements.

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business.  Management considers that it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2010 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 20.2 of our consolidated financial statements.  In 2009, the

Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of $ 15 million of potential impact to Endesa Chile, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business.

The lawsuits status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization.  As agreed at a meeting held on February 28, 2011, the Board of Directors declared at the OSM held on April 26, 2011 the payment of a definitive dividend of Ch$ 32.53 per share for fiscal year 2010, equal to a payout ratio of 50% (based on annual net income before negative goodwill amortization).  The provisional dividend of Ch$ 6.43 per share paid on January, 26, 2011 was deducted from the definitive dividend to be paid on May 11, 2011, as agreed by the OSM.

The Board of Directors also approved a dividend policy for fiscal year 2011 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2011 and will propose a definitive dividend payout equal to 55% of the annual net income for fiscal year 2011.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.  The fulfillment of the aforementioned dividend policy will depend on actual 2011 net income.  The Board of Directors has the prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Endesa Chile or any of its subsidiaries to pay dividends, other than the customary legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances under the conditions of certain credit agreements, except for the following: Endesa Costanera and El Chocón may not pay dividends unless they comply with certain financial covenants.  In general terms companies may not pay dividends in case of default on credit agreements. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Endesa Chile debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate.  There are currently no material currency controls which prohibit Endesa Chile from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

The Company pays dividends to shareholders of record as of five business days before the payment date.  Holders of ADS on the applicable record dates will be entitled to participate in all future dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company in pesos and the amount of dividends distributed per 30 common shares (one ADS represents 30 common shares) in dollars.  See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends Distributed (1)
Year	Nominal Ch$ per Share	$ per ADS (2)
2006	8.39	0.47
2007	13.03	0.79
2008	16.92	0.80
2009	25.25	1.49
2010	17.53	1.12

(1)        This chart details dividends paid in any given year and not the dividends accrued on that year.  These dividends may have been accrued the prior year or the same year in which they were paid.  These amounts do not reflect reduction for any applicable Chilean withholding tax.

(2)        The dollar per ADS amount has been calculated by applying the exchange rate as of December 31 of each year. One ADS represents 30 common shares.

B.            Significant Changes

None.

Item 9.   The Offer and Listing

A.            Offer and Listing Details.

Market Price and Volume Information

The shares of our common stock currently trade on Chilean, United States and Spanish exchanges.  Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since 1994 in the form of ADS under the ticker symbol “EOC.”  Each ADS represents 30 shares of common stock, with the ADS in turn evidenced by American Depositary Receipts (ADRs).  The ADRs are outstanding under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among Endesa Chile, Citibank N.A. as Depositary, and the holders from time to time of ADRs issued thereunder.  Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

The table below shows, for the periods indicated, high and low closing prices in pesos on the Santiago Stock Exchange and high and low closing prices of the ADS in dollars as reported by the NYSE.  As of March 31, 2011, ADRs evidencing 11,405,959 ADS were outstanding (equivalent to 342,178,770 shares or 4.17% of the total number of outstanding shares).  It is not practicable for the Company to determine the proportion of ADS beneficially owned by U.S. persons.  The ADS closed at $ 56.21 on the last trading day on the NYSE in 2010.

	Santiago Stock Exchange (1)(2)		NYSE (1)
	Ch$ per share		$ per ADS
	High	Low	High	Low
2011
April	897.00	838.00	56.79	56.28
March	892.10	810.00	55.94	55.19
February	840.01	770.04	52.77	48.86
January	905.00	827.10	57.33	51.14
lst Quarter	905.00	770.04	57.33	48.86

2010	948.00	858.00	58.42	54.97
December	948.00	858.00	58.42	54.97
November	939.00	866.00	57.97	53.26
1st Quarter	875.00	813.00	47.15	46.46
2nd Quarter	873.00	795.00	46.85	46.10
3rd Quarter	912.00	862.50	54.83	53.82
4th Quarter	948.00	858.00	56.27	55.82

2009	905.00	708.00	51.30	45.60
1st Quarter	799.90	708.00	39.58	33.60
2nd Quarter	887.00	716.00	50.38	36.70
3rd Quarter	905.00	835.00	51.30	44.97
4th Quarter	874.00	766.00	51.25	45.60

2008	865.00	485.00	52.50	28.75

2007	886.00	615.00	47.80	37.60

2006	656.70	450.00	32.77	27.31

(1)    Sources: Santiago Stock Exchange, Official Quotation Bulletin, NYSE.

(2)    Nominal price in pesos per share at trade date.

B.            Plan of Distribution.

Not applicable.

C.            Markets.

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this report.  As of December 31, 2010, 227 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2010, the Santiago Stock Exchange accounted for 87.2% of Endesa Chile’s total equity traded in Chile.  In addition, approximately 11.5% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 1.3% was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange.  The Santiago Stock Exchange also trades dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:00 a.m. to 4:00 p.m., from April through October, and from 9:00 a.m. to 5:00 p.m. from November though March, Santiago time, which differs from New York City time by up to two hours, depending on the season The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. from April through October, and from 9:00 a.m. to 5:00

p.m. from November through March on each business day.  From April through October, auctions may be conducted, three times a day, at 9:15 a.m., 12:30 p.m. and 3:45 p.m. From November through March, the 3:45 p.m. auction is held at 4:45 p.m instead.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the IPSA.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year and with a total annual transactions exceeding UF 10,000 ($ 458,442 as of December 2010).  The IPSA is calculated using the prices of the 40 shares with higher amounts traded, on a quarterly basis, and market capitalization above $ 200 million.  The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded.  Endesa Chile has been included in the IPSA since the beginning of its privatization process in 1987.

In Spain, shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, in 2001.  One trading unit is the equivalent of 30 common shares and the trading ticker symbol is “XEOC.”  Santander Investment S.A. acts as the liaison entity, and the Banco Santander-Chile as the Depositary in Chile. Trading of our shares on the Latibex during 2010 amounted to 216,950 units, which in turn was the equivalent of € 8.1 million.  The stock closed at € 42.27 on the last 2010 trading day.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the “Chilean Companies Act”).  In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the Company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts.  Members of the Board of Directors, managers, officers and principal executives of the Company, or shareholders that individually own shares with book value or stock value higher that UF 5,000 (or $ 229,221) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance, or SVS, under Law 18,045 (the “Securities Market Law”), and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act, and the Securities Market Law, both as amended, provide rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

Endesa Chile is a publicly held stock corporation incorporated under the laws of Chile. Endesa Chile was constituted by public deed issued on December 1, 1943 by the Santiago Notary Public Mr. Luciano Hiriart C.  Its existence and bylaws were approved by Decree No. 97 of the Ministry of Finance on January 3, 1944.  An excerpt of the bylaws was registered on page 61, and the Decree was registered on page 65 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944.  Endesa Chile is registered with the SVS and its entry number is 0114.  Endesa Chile is also registered with the United States Securities and Exchange Commission.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges.  Since American Depositary Shares (“ADS”) are deemed to represent the shares of common stock underlying the American Depositary Receipts (“ADRs”), transactions in ADRs will be subject to these reporting requirements and those established in Circular-1375 of the SVS.  Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares, made by a holder who owns directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring directly or indirectly at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

In addition, majority shareholders of a publicly held stock corporation must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the Company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule 104 enacted by the SVS, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as to provide engineering consultant services, directly or through other companies, in Chile and abroad.

Board of Directors

Our Board of Directors is comprised of nine members who are appointed by shareholders at the OSM of the Company and are elected for a period of three years, at the end of which they will be re-elected or replaced.

The nine directors elected at the OSM are the nine individual nominees who receive the highest majority of the votes.  Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

The effect of these voting provisions is to ensure that a shareholder owning more than 10% of our shares is able to elect a member of the Board.

The compensation of the directors is set annually at the Ordinary Shareholders’ Meeting.  See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by Endesa Chile with related parties can only be executed when such agreements serve the interest of the Company, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in article 147 of the Chilean Companies Act.

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

Under Chilean law, the rights of holders of stock of the Company may only be changed by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an Extraordinary Shareholders’ Meeting (ESM) have the power to authorize a capital increase.  When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference between the subscription price and the price actually received at auction, if any.  However, until such shares are sold at auction, the subscriber continues to possess all the rights of a shareholder, except the right to receive dividends and return of capital.  When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), the Board must proceed to collect payment, unless the shareholders’

meeting had authorized (by two thirds of the voting shares) to reduce the company’s capital to the amount effectively collected.

As of December 31, 2010, the subscribed and fully paid capital of the Company totaled Ch$ 1,332 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the capital increase is made public.  During such 30-day period, and for an additional 30-day period immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders.  At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year.  The last OSM was held on April 26, 2011.  An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS.  To convene an OSM, or an ESM, notice must be given three times in a newspaper located in our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

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

•                  the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•                  the form of distributing corporate benefits;

•                  issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is deemed sufficient;

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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of a publicly held stock corporation within the 15-day period before its scheduled OSM.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on the Company’s website.  In the case of an OSM, the annual report of the Company’s, activities which includes audited financial statements, must also be made available to shareholders and published on the Company’s website at: www.endesa.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

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

There are no limitations imposed by Chilean law or the company’s bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock.  However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADRs, is the custodian of the Depositary, currently Citibank N.A. (Chile), or any successor thereto.  Accordingly, holders of ADRs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS and evidenced by the ADRs directly.  The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADRs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADS and evidenced by such ADRs.  Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors of the company or to a person designated by the Chairman of the Board of Directors of the company to vote) the shares of common stock represented by the ADS evidenced by such ADRs in accordance with any such instruction.  The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADS.  If no voting instructions are received by the Depositary from a holder of ADRs with respect to the shares of common stock represented by the ADS, and evidenced by such ADRs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board of the company, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to the company when preparing financial statements to be submitted to the SVS), unless and except to the extent the company has carried forward losses.  The law provides that the Board of Directors must propose the dividend policy to the shareholders at the OSM.

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

Approval of Financial Statements

The Board of Directors is required to submit Endesa Chile’s consolidated financial statements to the shareholders annually for their approval.  If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60 days from the date of such meeting.  If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting.  Directors who individually approved such financial statements are disqualified for reelection for the following period.  Our shareholders have never rejected the financial statements presented by the Board of Directors.

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.  In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.

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

•                  disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

•                  the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position of controller;

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

Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, that require that certain actions be taken only at a meeting of the shareholders and bylaws that give the shareholders the right to approve certain investment and financing policies.

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

a)            Foreign Investments Contracts and Chapter XXVI

Regarding our initial public offering of ADS in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (Chapter XXVI), which governed the issuance of ADS by a Chilean company.  Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADS may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADRs by non-residents of Chile, are now governed instead by Chapter XIV of the Compendium.  This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile.  As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured.  However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  However, foreign investors who have not deposited the shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contract with the Central Bank but instead will be subject to the normal foreign investment rules.

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

•                  proceeds from the liquidation, merger or consolidation of our Company; and

•                  other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares.

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

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same day and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos.  Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected, that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Such access requires approval of the Central Bank based on a request presented through a banking institution established in Chile.  The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank.  It is not certain, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions, if imposed.

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank internationally under Chapter XIV, as amended, of the Compendium.

E.                                      Taxation.

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the ownership and disposition of the shares and ADS.  The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADS and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules.  Holders of shares and ADS are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADS.

The summary that follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect.  Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law.  In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law.  Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future.  The discussion that follows is also based, in part, on representations of the Depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.  As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile.  However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries.  There can be no assurance that the treaty will be ratified by either country.  The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

As used in this report, the term “foreign holder” means either:

•             in the case of an individual, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual holder is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•             in the case of a legal entity, an entity that is not organized under the laws of Chile, unless the shares or ADS are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADS

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADS held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases in the same amount the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  Since January 1, 2004, the Chilean corporate income tax rate is 17% (See below regarding a temporary rate increase for 2011 and 2012).  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 17% x Line 1	17.0
3	Net distributable income: Line 1 – Line 2	83.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	41.5
5	Withholding tax: (35% of the sum of (Line 4 + 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% x Line 2	8.5
7	Net withholding tax : Line 5 + Line 6	(9.0)
8	Net dividend received: Line 4 + Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	21.69%

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the prevailing rates, the Effective Dividend Withholding Rate = (35%-17%) / (100%-17%) = 21.69%

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 15 to our Consolidated Financial Statements.

Under Chilean Income Tax Law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation.

The Chilean Income Tax Law was amended in July 2010.  Pursuant to the amendments in 2011, the Chilean corporate income tax rate will be increased from 17% to 20%, either on a cash or accrual tax basis.  In 2012, the corporate income tax rate will decrease to 18.5%, and in 2013, the rate will once again return to the 17% rate prevailing for 2010.  As discussed above, the corporate income tax is a credit against the withholding tax rate applicable on cash dividends received by a foreign holder.

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution.  The most common special cases are briefly described below:

1)                                     Circumstances where there is no credit against the Chilean withholding tax:  Dividends distributed by the company to foreign holders would not receive a credit against the Chilean withholding tax.  By way of example, such is the case when dividend distributions exceed the company’s taxable income or when the income was not subject to corporate income tax due to an exemption.  In these cases, the foreign holder will be subject to the Chilean withholding tax rate of 35%, without the corporate income tax credit.

2)                                     Circumstances where dividends have been imputed to income exempted from all Chilean income taxes: In these cases, dividends distributed by the company to the foreign holder will not be subject to Chilean withholding tax.  Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3)                                     Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a provisional withholding must be made on the dividends at the time of payment to the foreign holders.  This provisional withholding is calculated as if the dividends were paid from taxable income without corporate tax credit.  In other words, dividends will be subject to a 35% Chilean withholding tax rate, but they will not receive a corporate tax credit of 17%.

The provisional withholding tax must be confirmed with information as of December 31 of the year in which the dividend was paid.  This confirmation must be based on the company’s effective income as of December 31.

4)                                     Circumstances when it is possible to use in Chile certain credits against income taxes paid abroad, or “foreign tax credit”:  This occurs when dividends distributed by the Chilean company have as their source income generated by companies domiciled in third countries.  If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on sale or exchange of ADS, outside Chile

Gains obtained by a foreign holder from the sale or exchange of ADS outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares where shares or ADS were acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such common shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if (i) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (ii) the foreign holder and the purchaser of the shares are related parties within the meaning of the Chilean Income Tax Law.  In all other cases, gains on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.  The date of acquisition of the ADS is considered to be the date of acquisition of the shares for which the ADS are exchanged.

Taxation on sale or exchange of Shares where Shares or ADS were acquired after April 19, 2001

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions, in general terms, the amendment provides that in order to qualify for the capital gain exemption: (i) the shares must be of a public stock company with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.  If the shares do not qualify for the exemption, capital gains on their sale or exchange, if any, will be taxed in accordance with the rules described in the preceding paragraph. In addition, if the exemption does not apply and the foreign holder has held the shares for less than one year, gains from the disposition of shares will be subject to both income and withholding tax as described in the preceding paragraph.  The date of acquisition of the ADS is considered to be the date of acquisition of the shares for which the ADS are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADS pursuant to a rights offering is a nontaxable event.  In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.  Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There is no gift, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADS by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADS.

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These authorities are subject to change, possibly with retroactive effect.  This discussion assumes that the Depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADS will be identical to the tax treatment of the underlying shares.

As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries.  There can be no assurance that the treaty will be ratified by either country.  The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

The following are the material U.S. federal income tax consequences to beneficial owners described herein of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold shares or ADS as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, such as if you are:

•                  certain financial institutions;

•                  insurance companies;

•                  dealers and traders in securities who use a mark-to-market method of tax accounting;

•                  persons holding shares or ADS as part of a hedge, “straddle,” integrated transaction or similar transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•                  persons liable for the alternative minimum tax;

•                  tax-exempt organizations;

•                  persons holding shares or ADS that own or are deemed to own ten percent or more of our stock;

•                   persons who acquired our shares or ADS pursuant to the exercise of any employee stock option or otherwise as compensation; or

•                  persons holding shares or ADS in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares or ADS, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADS and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADS.

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADS and if you are, for U.S. federal income tax purposes:

•                  a citizen or individual resident of the United States; or

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(A) if a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADS and are not a U.S. Holder.

In general, if you own ADS, you will be treated as the owner of the shares represented by those ADS for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADS for the underlying shares represented by those ADS.

The U.S. Treasury has expressed concerns that parties to whom ADS are released before shares are delivered to the Depositary (pre-release) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only.  You should consult your tax advisors with respect to the particular tax consequences to you of owning or disposing of shares or ADS, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

Distributions paid on shares or ADS other than certain pro rata distributions of common shares will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at a maximum rate of 15%.  A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded.  You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADS, the Depositary’s, receipt of the dividend.  The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADS — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADS will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADS, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Other Disposition of Shares or ADS

For U.S. federal income tax purposes, the gain or loss you realize on the sale or other disposition of shares or ADS will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the shares or ADS for more than one year.  The amount of your gain or loss will equal the difference between your tax base in the shares or ADS disposed of and the amount realized on the disposition, in each case as determined in dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares.  See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADS.”  If a Chilean tax is imposed on the sale or disposition of shares, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against his U.S. federal income tax liability.

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of ADS or shares generally will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADS or shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2010 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for 2010 or for any prior or future taxable year during which you held shares or ADS, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

U.S. information reporting and backup withholding may also apply to Non-U.S. Holders that are not “exempt recipients” and that fail to provide certain information as may be required by United States law and applicable regulations.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Legislation enacted in 2010 requires certain U.S. Holders to report to the Internal Revenue Service information with respect to their investment in shares or, it is assumed, ADS not held through a custodial account with a U.S. financial institution.  Investors who fail to report required information could become subject to substantial penalties and/or an extended statute of limitations.

You should consult your tax advisors with respect to the particular consequences to you of owning or disposing of shares of ADS.

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

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates. These risks are monitored and managed by the Company in coordination with Enersis, our parent company.  The Company’s Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal.

Natural gas is used in some of our power plants in South America.  We seek to ensure our supply of this fuel by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally have provisions that allow us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2010, 2009 and 2008, we did not hold any contracts classified as either derivative financial instruments, financial instruments, or derivative commodity instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their variable costs.  However, under certain circumstances, fuel price fluctuations might affect marginal costs.  We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the degree that this is possible in our different markets.  As of December 31, 2010, 2009 and 2008, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility.  As of December 31, 2010, 2009 and 2008, we did not hold electricity price-sensitive instruments.

The Company is permanently analyzing ways for hedging commodity price risk.

Interest Rate and Foreign Currency Risk

The recorded values of our financial debt as of December 31, 2010 are detailed below, according to maturity.  Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Chilean $ /UF	—	—	—	—	—	—	0	0
Weighted average interest rate	—	—	—	—	—	—	0	0
US$	40,193	23,432	200,548	19,465	111,272	189,234	584,145	769,303
Weighted average interest rate	6.9%	6.8%	8.8%	7.7%	8.9%	7.5%	8.0%
Other currencies (2)	27,856	8,308	16,661	34,646	—	8,331	95,802	102,540
Weighted average interest rate	6.6%	8.5%	6.4%	7.7%	6.9%	7.0%	7.1%
Total Fixed Rate	68,049	31,740	217,209	54,112	111,272	197,564	679,947	871,843
Weighted average interest rate	6.8%	7.2%	8.6%	7.7%	8.9%	7.5%	7.9%

Variable Rate
Chilean $ /UF	7,900	7,233	7,725	7,908	8,421	386,616	425,804	461,935
Weighted average interest rate	8.4%	8.5%	8.5%	8.5%	8.5%	7.1%	7.3%
US$	47,436	34,415	7,105	100,192	12,222	38,321	239,690	239,412
Weighted average interest rate	3.3%	3.2%	2.6%	1.8%	2.8%	2.8%	2.6%
Other currencies (2)	86,765	83,997	3,139	13,596	61,184	168,664	417,345	454,323
Weighted average interest rate	10.2%	10.2%	10.3%	11.7%	8.2%	7.6%	9.6%
Total Variable Rate	142,101	125,645	17,968	121,697	81,827	593,601	1,082,840	1,155,671
Weighted average interest rate	7.8%	8.2%	6.5%	3.4%	7.4%	7.0%	7.2%

TOTAL	210,150	157,386	235,178	175,808	193,100	791,166	1,762,787	2,027,514

(1)

As of December 31, 2010, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Colombian peso and the soles, among others.

The recorded values of our financial debt as of December 31, 2009, are detailed below, according to maturity.  Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Chilean $ /UF	—	—	—	—	—	—	0	0
Weighted average interest rate	—	—	—	—	—	—	0	0
	$52,989	24,929	24,193	217,298	21,187	301,599	642,195	757,577
Weighted average interest rate	7.7%	7.2%	6.9%	8.6%	7.8%	8.3%	8.2%
Other currencies (2)	12,046	9,647	19,540	17,541	35,734	8,770	103,278	113,593
Weighted average interest rate	7.9%	6.0%	6.3%	6.5%	8.2%	6.3%	7.2%
Total Fixed Rate	65,035	34,576	43,733	234,839	56,921	310,369	745,473	871,170
Weighted average interest rate	7.7%	6.9%	6.6%	8.4%	8.1%	8.2%	8.1%

Variable Rate
Chilean $ /UF	13,302	4,984	4,984	5,299	5,299	381,579	415,447	531,419
Weighted average interest rate	7.7%	3.6%	3.6%	3.6%	3.6%	2.3%	2.6%
	$169,589	141,445	48,551	7,474	107,068	24,156	498,284	498,284
Weighted average interest rate	2.3%	2.4%	3.0%	3.2%	2.3%	2.8%	2.4%
Other currencies (2)	58,056	68,915	83,068	—	12,264	234,009	456,312	544,782
Weighted average interest rate	11.7%	11.2%	13.5%	0.0%	7.9%	8.6%	10.3%
Total Variable Rate	240,947	215,344	136,603	12,773	124,631	639,744	1,370,043	1,574,485
Weighted average interest rate	4.9%	5.2%	9.4%	3.4%	2.9%	4.6%	5.1%

TOTAL	305,982	249,920	180,337	247,611	181,552	950,113	2,115,516	2,445,655

(1)

As of December 31, 2009, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Colombian peso and the soles, among others.

Interest Rate Risk

At December 31, 2009 and 2010, 53.1% and 30.3% of our outstanding net debt obligations were subject to floating interest rates.

We maintain an appropriate mix of variable and fixed rate debt, calculated based on total net debt, according to the policy approved by our Board of Directors.  We manage interest rate risk through the use of interest rate derivatives.  The percentages mentioned above include the effect of interest rate derivatives (swaps or collars) that hedge the risk for part of our debt.

As of December 31, 2010, the recorded values for financial accounting purposes, and the corresponding fair value of the instruments that hedge for our interest rate risk, were as follows:

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
Variable to fixed rates	19,961	7,613	3,370	280,453	2,309	5,959	319,665	20,149
Fixed to variable rates	—	—	—	—	—	—	0	0

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2010, which was Ch$ 468.01 = $ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2009 the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge for our interest rate risk, were as follows:

	Expected Maturity Date
As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	37,998	24,942	25,122	1,826	101,420	—	191,297	(3,079)
Fixed to variable rates	—	—	—	—	—	—	0	0

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2009, which was Ch$ 507.10 = $ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in dollars, Chilean pesos and other currencies.  Some of our subsidiaries have a natural hedge between their revenues and the currency in which their debt is denominated.  For example, in the case of Emgesa in Colombia, both revenues and debt are linked to the Colombian peso.  In other cases, we do not have this natural hedge, or we have it to a lesser degree, and we therefore try to manage this exposure with currency derivatives, such as UF/dollar exchange and dollar/local currency derivatives.  However, this is not always possible because of market conditions.  For instance, it is not possible in the case of Endesa Costanera in Argentina, because its revenues are linked to the Argentine peso and a substantial part of its debt is denominated in dollars, and there is no possibility of obtaining acceptable market conditions to hedge for this debt.

Since 2004, we have had a corporate currency risk policy.  This policy takes the level of operating income of each country that is indexed to the dollar and seeks to hedge with dollar liabilities.

As of December 31, 2010, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our foreign exchange risk were as follows:

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
UF to $	—	—	—	185,166	—	—	185,166	24,971
$ to Ch$/UF	—	—	—	—	—	—	0	0
$ to Other currencies (3)	6,174	4,680	—	4,108	—	—	14,962	(157)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2010, which was Ch$ 468.01 = $ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include the Argentine peso and soles.

By comparison, as of December 31, 2009 the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge for our interest rate risk, were as follows:

	Expected Maturity Date
As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
UF to $	—	—	—	—	—	—	0	0
$ to Ch$/UF	—	—	—	—	—	—	0	0
$ to Other currencies (3)	—	—	5,071	—	—	—	5,071	81

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2009, which was Ch$ 507.10 = $ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include the Argentine peso and soles.

(d).                                        Safe Harbor

The information in this “Item 11.  Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements.  See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

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

D.            American Depositary Shares

Depositary Fees and Charges

The Company’s ADS program is administered by Citibank, N.A., as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Issuance of Receipt; deposit of Shares (including deposits pursuant to stock dividends or any other deposits)	Up to $ 5.00 per 100 ADS
Delivery of deposited Shares or other Deposited Securities against surrender of Receipt	Up to $ 5.00 per 100 ADS
Sale or exercise of rights	Up to $ 2.00 per 100 ADS

Depositary Payments Fiscal Year 2010

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program.  In 2010, the Depositary reimbursed expenses related to Investor Relations’ activities for a total amount of $ 204,892.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.            Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2010.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, Endesa Chile’s management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13 (a)-15 (f) under the Exchange Act).  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2010.  The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2010, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

KPMG Auditores Consultores Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2010. This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.     Audit Committee Financial Expert

As of December 31, 2010, the Directors’ Committee’s (which performs the functions of the Audit Committee) financial expert was Mr. Jaime Estévez, as determined by the Board of Directors.  Mr. Estévez is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.     Code of Ethics

The standards of ethical conduct at Endesa Chile are currently governed by means of five corporate rulings or policies: the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in July 2003 and is applicable to all managers contractually related to Endesa Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company.  The object of this set of rules, included in the contracts of those subject to its compliance, is to establish the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values.  Likewise, the Employee Code of Conduct, explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality.  Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by Endesa Chile’s Board of Directors in May 2008 and amended on February 2010, addresses the following issues: applicable standards to the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, management, principal executives, employees and other related parties; existence of mechanisms for the continuous release of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the above mentioned corporate governance rules, the Board of the Company in its meeting held on June 24, 2010, approved the Code of Ethics and the ZTAC Plan.  The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other qualities of similar importance, which are translated into detailed behavioral criteria.  The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption, in the form of bribery, preferential treatment, and other similar acts.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(562) 630-9847

During fiscal year 2010, there have been no amendments to any provisions of the Charter Governing Executives and the Employee Code of Conduct.  The Manual was amended in February 2010, to comply with the provisions of Law No. 20,382 (Corporate Governance Improvement Law).  The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, was revoked by the Board of Endesa Chile on June 24, 2010, because the requirements included in this document are also included in the Manual.

No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2010.

Item 16C.     Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, KPMG Auditores Consultores Ltda., as well as the other member firms of KPMG and their respective affiliates, by type of service rendered for periods indicated.

Services Rendered	2009	2010
	(in million of $)
Audit Fees (1)	1.34	1.40
Audit-Related Fees (2)	0.00	0.04
Tax Fees	0.00	0.00
All Other Fees	0.00	0.00
Total	1.34	1.44

(1)

During 2010, KPMG increased its audit fees expressed in dollars by $ 85,998 due to the appreciation of local currencies against the dollar. The fees are agreed to in local currency, in which there are no significant changes compared to 2009.

(2)

During 2010, KPMG provided the following services: Implementation of IFRS in Endesa Costanera $ 14,881, Endesa Chile sustainability report verification for $ 13,606 and the review of LNG contracts for $ 8,408.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

All of the fees disclosed under Audit-Related Fees and All Other Fees were pre-approved by the Directors’ Committee.

Audit Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM.  Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint such subsidiaries’ external auditors.

The Directors’ Committee (which performs the functions of the Audit Committee), through the Economic Financial General Directorate, or EFGD, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of Endesa Chile’s external auditor, or any affiliate of the external auditor, for professional services.  The professional services covered by such policy include audit and non-audit services provided to Endesa Chile.

Fees payable in connection with recurring audit services are approved as part of our annual budget.  Fees payable in connection with nonrecurring audit services, once they have been analyzed by the EFGD, are submitted to the Directors’ Committee for approval or rejection.

The pre-approval policy established by the Directors’ Committee for non-audit services and Audit-Related Fees is as follows:

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

•                  finally, the proposal is submitted to the Directors’ Committee for approval or rejection.

The services described in footnote (2) to the table above and All Other Fees have been approved in line with the procedure described immediately above since July 2005.

In addition, due to the SEC release number 34-53677 File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services), the Directors’ Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

Item 16D.     Exemptions from Listing Requirements for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Persons

Neither Endesa Chile nor any affiliated purchaser acquired any shares of Endesa Chile during 2010.

Item 16F.     Change in Registrant’s Certifying Accountant

During the years ended December 31, 2009 and 2010 and through the date of this report, the principal independent accountant engaged to audit our financial statements, KPMG Auditores Consultores Ltda., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

Item 16G.     Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange, please see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

PART III

Item 17.     Financial Statements

None.

Item 18.     Financial Statements

Endesa Chile and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.*
8.1	List of Subsidiaries as of December 31, 2010.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*                                         Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Chile.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.
	Name:	Joaquín Galindo V.
	Title:	Chief Executive Officer

Date: May 31, 2011

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 together with the Reports of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the December 31, 2010 and 2009 financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 31.91 percent and 33.02 percent of the Company’s consolidated total asset position as of December 31, 2010 and 2009, respectively, and total revenues constituting 27.35 percent, 23.48 percent and 18.09 percent of the Company’s consolidated revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

© 2011 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 27, 2011

© 2011 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

© 2011 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2010, and the related consolidated statements of comprehensive income, changes in stockholder’s equity, and cash flows for the year then ended, and our report dated April 27, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 27, 2011

© 2011 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Endesa Brasil S.A.

Niterói - RJ

We have audited the accompanying consolidated financial statements of Endesa Brasil S.A., and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statement of income, statement of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements, prepared in accordance with accounting practice adopted in Brazil and presented in Brazilian real, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and cash flows for the years then ended in accordance with accounting practices adopted in Brazil.

As discussed in note 2 to the financial statements, in the fiscal year 2010 the Company adopted the new accounting practices adopted in Brazil which contemplate the pronouncements, guidelines and interpretations issued by CPC — Accounting Pronouncements Committee and approved by CFC — Brazilian Federal Accounting Council. The new accounting practices adopted in Brazil substantially changed all accounting pronouncements and standards which were in use through December 31, 2009. Therefore, the financial statements for the year 2009 have been restated to reflect the new accounting standards.

As mentioned in note 1 to the consolidated financial statements, the subsidiary Companhia de Interconexão Energética — CIEN is discussing with the regulatory agencies to change C1EN’s “trading” activity to “transmission” activity, in order to obtain the Allowed Annual Revenue (RAP).

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro

April 26, 2011

Deloitte Touche Tohmatsu Auditores Independentes Av. Presidente Wilson, 231 22° andar Rio de Janeiro - RJ - 20030-021 Brasil Tel: + 55 (21) 3981-0500 Fax:+ 55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Endesa Brasil S.A.

Niterói -RJ

1.   We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements, prepared in accordance with accounting practices adopted in Brazil and presented in Brazilian real, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

4.   As mentioned in note 1 to the consolidated financial statements, the subsidiary Companhia de lnterconexão Energética — CIEN is seeking alternatives for new businesses, including the discussions with the regulatory agencies to change CIEN’s “trading” activity to “transmission” activity, in order to obtain the Allowed Annual Revenue (RAP).

DELOITTE TOUCHE Tohmatsu

Auditores Independentes

Rio de Janeiro

May 25, 2010

Deloitte & Touche Ltda. Carrera 7 No. 74 - 09 Nit. 860. 005. 813-4 Bogotá Colombia Tel. +57(1) 5461810 Fax. +57(1) 2178088 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Emgesa S.A. E.S.P.:

We have audited the balance sheet of EMGESA S.A. E.S.P. (the “Company”) as of December 31, 2010, and the statements of income, shareholders’ equity and cash flows for the three month period ended December 31, 2010 and the nine month period ended September 30, 2010. These financial statements are the responsibility of the Company’s management (none of which are included herein). Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of EMGESA S.A. E.S.P. as of December 31, 2010, and the results of its operations and its cash flows for the three month period ended December 31, 2010, and the nine month period ended September 30, 2010, in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

Bogotá, Colombia
March 25, 2011

© 2011 Deloitte Touche Tohmatsu.

Deloitte se refiere a una o más de las firmas miembros de Deloitte Touche Tohmatsu Limited, una compañia privada del Reino Unido limitada por garantia, y su red de firmas miembros, cada una como una entidad única e independiente y legalmente separada. Una descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembros puede verse en el sitio web www. deloitte.com/about.

“ Deloitte Touche Tohmatsu Limited es una compañia privada limitada por garantia constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido”

Deloitte & Touche Ltda. Carrera 7 No. 74 - 09 Nit. 860.005.813-4 Bogotá Colombia Tel. +57(1) 5461810 Fax. +57(1) 2178088 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Emgesa S.A. E.S.P.:

We have audited the accompanying balance sheet of EMGESA S.A. E.S.P. (the “Company”) as of December 31, 2009, and the statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2009 (none of which are included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of EMGESA S.A. E.S.P. as of December 31, 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

Bogotá, Colombia
March 25, 2011

© 2011 Deloitte Touche Tohmatsu.

Deloitte se refiere a una o más de las firmas miembros de Deloitte Touche Tohmatsu Limited, una compañía privada del Reino Unido limitada por garantia, y su red de firmas miembros, cada una como una entidad única e independiente y legalmente separada. Una descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembros puede verse en el sitio web www.deloitte.com/about.

“ Deloitte Touche Tohmatsu Limited es una compańía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido”

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2010 and December 31, 2009

(In thousands of Chilean pesos — ThCh$)

ASSETS	Note	12/31/2010	12/31/2009
		ThCh$	ThCh$

CURRENT ASSETS
Cash and cash equivalents	5	333,269,859	446,438,229
Other current financial assets	6	72,201	1,536,149
Other current non-financial assets		6,625,837	9,068,636
Trade and other current receivables	7	250,678,552	331,585,506
Accounts receivable from related companies	8	79,032,363	69,160,836
Inventories	9	42,139,761	40,179,588
Current tax assets	10	81,208,150	44,392,298

TOTAL CURRENT ASSETS		793,026,723	942,361,242

NON-CURRENT ASSETS
Other non-current financial assets	6	28,295,886	4,141,795
Other non-current non-financial assets		10,884,644	11,938,376
Non-current receivables	7	126,461,117	66,716,465
Investment accounted for using equity method	11	581,743,347	574,097,291
Intangible assets other than goodwill	12	44,354,510	42,638,575
Goodwill	13	100,085,306	105,545,382
Property, plant and equipment, net	14	4,253,906,589	4,326,989,360
Deferred tax assets	15	96,113,683	94,924,126

TOTAL NON-CURRENT ASSETS		5,241,845,082	5,226,991,370

TOTAL ASSETS		6,034,871,805	6,169,352,612

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2010 and December 31, 2009

(In thousands of Chilean pesos — ThCh$)

LIABILITIES AND EQUITY	Note	12/31/2010	12/31/2009
		ThCh$	ThCh$

CURRENT LIABILITIES
Other current financial liabilities	16	252,708,694	348,548,785
Trade and other current payables	19	377,477,705	373,871,856
Accounts payable to related companies	8	223,038,793	90,554,059
Other short-term provisions	20	44,557,382	33,393,224
Current tax liabilities	10	52,742,191	123,945,432
Current provisions for employee benefits	21	2,703,107	3,448,733
Other current non-financial liabilities		7,761,880	7,339,592

TOTAL CURRENT LIABILITIES		960,989,752	981,101,681

NON-CURRENT LIABILITIES
Other non-current financial liabilities	16	1,538,650,097	1,807,698,972
Other non-current payables	19	3,738,357	7,569,739
Other long-term provisions	20	20,918,513	20,160,585
Deferred tax liabilities	15	347,009,839	347,876,619
Non-current provisions for employee benefits	21	28,653,226	28,231,131
Other non-current non-financial liabilities		30,084,829	21,712,033

TOTAL NON-CURRENT LIABILITIES		1,969,054,861	2,233,249,079

TOTAL LIABILITIES		2,930,044,613	3,214,350,760

EQUITY
Issued capital	22	1,331,714,085	1,331,714,085
Retained earnings	22	1,442,314,476	1,106,819,324
Share premium	22	206,008,557	206,008,557
Other reserves	22.5	(603,550,240)	(575,456,324)
Equity attributable to owners of parent		2,376,486,878	2,069,085,642

Non-controlling interests	22.6	728,340,314	885,916,210

TOTAL EQUITY		3,104,827,192	2,955,001,852

TOTAL LIABILITIES AND EQUITY		6,034,871,805	6,169,352,612

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Chilean pesos — ThCh$, except share data)

STATEMENT OF COMPREHENSIVE INCOME	Note	2010	2009	2008
		ThCh$	ThCh$	ThCh$

Sales	23	2,397,944,527	2,406,367,778	2,531,561,947
Other operating income	23	37,437,927	12,551,577	4,826,492
Total Revenues		2,435,382,454	2,418,919,355	2,536,388,439

Raw materials and consumable used	24	(1,191,327,819)	(976,145,889)	(1,304,453,135)
Contribution Margin		1,244,054,635	1,442,773,466	1,231,935,304

Other work performed by entity and capitalized		10,126,628	731,901	500,315
Employee benefits expenses	25	(80,066,349)	(75,564,322)	(63,799,789)
Depreciation and amortization expense	26	(179,007,900)	(196,142,075)	(186,604,575)
Reversal of impairment loss (impairment loss) recognized in profit or loss		(706,125)	(43,999,600)	—
Other expenses	27	(103,677,256)	(110,868,779)	(107,867,715)
Operating income		890,723,633	1,016,930,591	874,163,540

Other gains (losses)		1,894,099	(25,294)	308,378
Financial income	28	10,083,190	25,315,918	34,323,234
Financial costs	28	(142,256,150)	(188,368,384)	(198,439,587)
Share of the profit (loss) of associates accounted for using the equity method	11	91,673,758	98,457,836	82,131,590
Foreign currency exchange differences	28	15,618,964	(17,017,325)	(5,828,382)
Gain (loss) for indexed assets and liabilities	28	(3,162,695)	9,275,308	(18,950,333)

Net income before tax		864,574,799	944,568,650	767,708,440
Income tax	29	(179,964,192)	(172,468,296)	(210,177,605)
Net income from continuing operations		684,610,607	772,100,354	557,530,835
Net Income from discontinued operations		—	—	—
Net income		684,610,607	772,100,354	557,530,835
Attributable to:
Owners of parent		533,555,794	627,053,406	433,177,184
Non-controlling interests		151,054,813	145,046,948	124,353,651
Net Income		684,610,607	772,100,354	557,530,835

Basic earnings per share

Basic earnings per share from continuing operations	Ch$/share	65.05	76.45	52.82
Basic earnings per share	Ch$/share	65.05	76.45	52.82

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$/share	65.05	76.45	52.82
Diluted earnings per share	Ch$/share	65.05	76.45	52.82

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Chilean pesos — ThCh$, except share data)

STATEMENT OF COMPREHENSIVE INCOME	2010	2009	2008
	ThCh$	ThCh$	ThCh$

Net Income	684,610,607	772,100,354	557,530,835

Components of other comprehensive income, before tax:

Exchange differences on translation
Foreign currency translation gains (losses)	(71,162,059)	(226,884,446)	156,276,385

Available-for-sale financial assets
Gain (losses) on exchange differences on translation, before tax	(840)	55,354	(55)

Cash flows hedges
Gains (losses) on cash flow hedge, before tax	39,403,869	215,731,150	(333,277,609)

Actuarial gains (losses) on defined benefit plans	(938,426)	(1,425,917)	(1,770,360)
Total other Components of other comprehensive income, before tax	(32,697,456)	(12,523,859)	(178,771,639)

Income tax relating to components of other comprehensive income:
Income tax relating to available-for-sale financial assets of other comprehensive income	143	(9,563)	9
Income tax relating to cash flow hedges of other comprehensive income	(7,544,962)	(37,339,636)	58,245,740
Income tax relating to defined benefit plans of other comprehensive income	210,906	754,710	218,879
Total income tax	(7,333,913)	(36,594,489)	58,464,628
Other comprehensive income	(40,031,369)	(49,118,348)	(120,307,011)

Total Comprehensive Income	644,579,238	722,982,006	437,223,824

Comprehensive income attributable to:
Owners of parent	499,510,421	703,772,844	248,631,881
Non-controlling interests	145,068,817	19,209,162	188,591,943
Total comprehensive income	644,579,238	722,982,006	437,223,824

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

			Changes in others reserves
Statement of Changes in Equity, Net	Issued capital	Share premium	Reserve of exchange differences on translation	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Reserve of gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Othes reserves	Retained earnings	Equity attributable to owners of parent	Non-controlling interests	Total equity
Equity at beginning of period 01/01/2010	1,331,714,085	206,008,557	73,027,963	79,113,232	—	50,090	(727,647,609)	(575,456,324)	1,106,819,324	2,069,085,642	885,916,210	2,955,001,852
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	533,555,794	533,555,794	151,054,813	684,610,607
Other comprehensive income	—	—	(53,180,003)	25,086,784	(5,951,457)	(697)	—	(34,045,373)	—	(34,045,373)	(5,985,996)	(40,031,369)
Comprehensive income	—	—	—	—	—	—	—	—	—	499,510,421	145,068,817	644,579,238
Dividends	—	—	—	—	—	—	—	—	(192,109,185)	(192,109,185)	—	(192,109,185)
Increase (decrease) through transfers and other changes	—	—	—	—	5,951,457	—	—	5,951,457	(5,951,457)	—	(302,644,713)	(302,644,713)
Total changes in equity	—	—	(53,180,003)	25,086,784	—	(697)	—	(28,093,916)	335,495,152	307,401,236	(157,575,896)	149,825,340
Equity at end of period 12/31/2010	1,331,714,085	206,008,557	19,847,960	104,200,016	—	49,393	(727,647,609)	(603,550,240)	1,442,314,476	2,376,486,878	728,340,314	3,104,827,192

			Changes in others reserves
Statement of Changes in Equity, Net	Issued capital	Share premium	Reserve of exchange differences on translation	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Reserve of gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Othes reserves	Retained earnings	Equity attributable to owners of parent	Non-controlling interests	Total equity

Equity at beginning of period 01/01/2009	1,331,714,085	206,008,557	171,195,873	(96,826,564)	—	4,299	(727,647,609)	(653,274,001)	714,281,371	1,598,730,012	1,103,224,206	2,701,954,218
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—		627,053,406	627,053,406	145,046,948	772,100,354
Other comprehensive income	—	—	(98,167,910)	176,903,759	(2,062,202)	45,791	—	76,719,438	—	76,719,438	(125,837,786)	(49,118,348)
Comprehensive income	—	—	—	—	—	—	—		—	703,772,844	19,209,162	722,982.006
Dividends	—	—	—	—	—	—	—	—	(231,757,816)	(231,757,816)	—	(231,757,816)
Increase (decrease) through transfers and other changes	—	—	—	(963,963)	2,062,202	—	—	1,098,239	(2,757,637)	(1,659,398)	(236,517,158)	(238,176,556)
Total changes in equity	—	—	(98,167,910)	175,939,796	—	45,791	—	77,817,677	392,537,953	470,355,630	(217,307,996)	253,047,634
Equity at end of period 12/31/2009	1,331,714,085	206,008,557	73,027,963	79,113,232	—	50,090	(727,647,609)	(575,456,324)	1,106,819,324	2,069,085,642	885,916,210	2,955,001,852

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

			Changes in others reserves
Statement of Changes in Equity, Net	Issued capital	Share premium	Reserve of exchange differences on translation	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Reserve of gains and losses on remeasuring available-for- sale financial assets	Other miscellaneous reserves	Othes reserves	Retained earnings	Equity attributable to owners of parent	Non-controlling interests	Total equity

Equity at beginning of period 01/01/2008	1,222,877,948	206,008,557	84,113,627	169,086,413	—	4,345	(578,428,489)	(325,224,104)	434,036,610	1,537,699,011	937,572,442	2,475,271,453
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	433,177,184	433,177,184	124,353,651	557,530,835
Other comprehensive income	—	—	87,082,246	(265,912,977)	(5,714,526)	(46)	—	(184,545,303)		(184,545,303)	64,238,292	(120,307,011)
Comprehensive income	—	—	—	—	—	—	—		—	248,631,881	188,591,943	437,223,824
Dividends	—	—	—	—	—	—	—	—	(187,342,832)	(187,342,832)	—	(187,342,832)
Increase (decrease) through transfers and other changes	108,836,137	—	—	—	5,714,526	—	(149,219,120)	(143,504,594)	34,410,409	(258,048)	(22,940,179)	(23,198,227)
Total changes in equity	108,836,137	—	87,082,246	(265,912,977)	—	(46)	(149,219,120)	(328,049,897)	280,244,761	61,031,001	165,651,764	226,682,765
Equity at end of period 12/31/2008	1,331,714,085	206,008,557	171,195,873	(96,826,564)	—	4,299	(727,647,609)	(653,274,001)	714,281,371	1,598,730,012	1,103,224,206	2,701,954,218

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

Indirect Statement of Cash Flows	Note	2010	2009	2008
		ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Net Income		684,610,607	772,100,354	557,530,835

Adjustments to reconcile net income
Adjustments for income tax expense	29	179,964,192	172,468,296	210,177,605
Adjustments for decrease (increase) in inventories		(873,778)	(793,538)	11,986,371
Adjustments for decrease (increase) in trade accounts receivable		(76,456,490)	13,387,623	(107,070,706)
Adjustments for decrease (increase) in other operating receivables		(10,083,190)	(25,315,918)	(34,323,234)
Adjustments for increase (decrease) in trade accounts payable		(12,215,651)	(130,366,242)	14,956,481
Adjustments for increase (decrease) in other operating payables		139,998,316	165,776,683	209,435,974
Adjustments for depreciation and amortization expense	26	179,007,900	196,142,075	186,604,575
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	14	706,125	43,999,600	—
Adjustments for provisions		(495,581)	3,249,264	2,223,497
Adjustments for unrealized foreign exchange losses (gains)	28	(15,618,964)	17,017,325	5,828,382
Adjustments for undistributed profits of associates	11	(91,673,758)	(98,457,836)	(82,131,590)
Other adjustments for non-cash items		140,165,662	51,002,270	54,319,612
Total adjustments to reconcile net income		432,424,783	408,109,602	472,006,967
Income taxes refund (paid)		(261,341,269)	(184,639,994)	(78,599,380)
Net cash flows from (used in) operating activities		855,694,121	995,569,962	950,938,422

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

Indirect Statement of Cash Flows	Note	2010	2009	2008
		ThCh$	ThCh$	ThCh$

Cash flows from (used in) investing activities
Cash flows used to acquire non-controlling interests		(88,979,632)	(208,922,322)	—
Loans to related companies		(125,666,819)	(8,974,911)	(47,066,212)
Proceeds from sales of property, plant and equipment		1,463,080	4,806,509	6,536,995
Purchase of property, plant and equipment		(254,609,306)	(315,589,508)	(255,117,543)
Purchase of intangible assets		(4,180,226)	(411,575)	(2,487,916)
Purchase of other long-term assets		(263,466)	—	—
Dividends received		54,218,010	75,347,648	35,462,910
Interest received		1,525,208	2,441,046	3,025,736
Other inflows (outflows) of cash		—	9,847,726	57,974,013
Net cash flows from (used in) investing activities		(416,493,151)	(441,455,387)	(201,672,017)

Cash flows from (used in) financing activities
Proceeds from long-term borrowings		152,550,484	356,837,676	575,829,749
Proceeds from loans from related companies		162,244,249	11,436,262	58,060,070
Repayments of borrowings		(436,075,044)	(671,425,988)	(355,312,454)
Payments of finance lease liabilities		(22,261,038)	(3,171,884)	(6,996,069)
Repayment of loans to related companies		—	(58,538,059)	(6,198,854)
Dividends paid		(303,502,026)	(321,098,242)	(248,859,257)
Interest paid		(118,988,001)	(114,393,219)	(163,445,494)
Other inflows (outflows) of cash		18,140,940	—	448,471
Net cash flows from (used in) financing activities		(547,890,436)	(800,353,454)	(146,473,838)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(108,689,466)	(246,238,879)	602,792,567

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(4,478,904)	(26,540,872)	1,329,548
Net increase (decrease) in cash and cash equivalents		(113,168,370)	(272,779,751)	604,122,115
Cash and cash equivalents at beginning of period		446,438,229	719,217,980	115,095,865
Cash and cash equivalents at end of period	5	333,269,859	446,438,229	719,217,980

The attached notes are an integral part of these consolidated financial statements.

ENDESA CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Índex

1.	Financial statements and activities of the Group.

2.	Basis of presentation of the consolidated financial statements.
	2.1.	Accounting principles.
	2.2.	New accounting pronouncements.
	2.3.	Responsibility for the information and estimates made.
	2.4.	Subsidiaries and jointly-controlled entities.
		2.4.1.	Changes in the scope of consolidation.
		2.4.2.	Companies consolidated with less than 50% share.
		2.4.3.	Companies not consolidated with greater 50% share.
	2.5.	Basis of consolidation and business combinations.
	2.6.	Reclassifications.

3.	Accounting principles applied.
	a)	Property, plant and equipment.
	b)	Intangible assets other than goodwill
		b.1)	Concessions.
		b.2)	Research and development expenses.
		b.3)	Other intangible assets.
	c)	Goodwill
	d)	Asset impairment.
	e)	Leases.
	f)	Financial instruments.
		f.1)	Financial assets other than derivatives.
		f.2)	Cash and cash equivalents.
		f.3)	Financial liabilities other than derivatives.
		f.4)	Derivative financial instruments and hedge accounting.
		f.5)	Fair values and classification of financial instruments.
		f.6)	Derecognition of financial assets.
	g)	Investments accounted for using equity method.
	h)	Inventories.
	i)	Treasury shares.
	j)	Provisions.
		j.1)	Provisions for post-employment benefit and similar obligations.
	k)	Conversion of balances in foreign currency.
	l)	Current/Non-current classification.
	m)	Income tax.
	n)	Revenue and expense recognition.
	o)	Earnings per share.
	p)	Dividends.
	q)	Cash flow statement.

4.	Sector regulation and electricity system operations.
	a)	Chile.
	b)	The rest of Latin America.

5.	Cash and cash equivalents.
	a)	Breakdown
	b)	Detail by type of currency.

6.	Other financial assets.

7.	Trade and other receivables.

8.	Balances and transactions with related companies.
	8.1	Balances and transactions with related companies.
	8.2	Board of directors and key management personnel.
	8.3	Compensation of key management personnel.
	8.4	Compensation plans linked to share price.

9.	Inventories.

10.	Current tax assets and liabilities.

11.	Investment accounted for using equity method and jointly-controlled companies.
	11.1.	Equity method accounted investment in associates.
	11.2.	Jointly-controlled companies.

12.	Intangible assets other than goodwill.

13.	Goodwill.

14.	Property, plant and equipment.
	a)	Breakdown.
	b)	Detail of Property, plant and equipment.
	c)	Main investments
	d)	Finance leases
	e)	Operating leases.
	f)	Other information.

15.	Deferred tax.
	a)	Origin of deferred taxes.
	b)	Movements in deferred taxes items.
	c)	Recognition of deferred tax assets related to tax losses.

16.	Other financial liabilities.
	1.	Detail of current and long-term financial liabilities.
	2.	Breakdown of bank borrowings by currency and maturity date.
	3.	Breakdown of non-secured liabilities by currency and maturity date.
	4.	Breakdown of secured liabilities by currency and maturity date.
	5.	Debt designated as hedging instrument.
	6.	Other matters.

17.	Risk management policy.
	17.1.	Interest rate risk.
	17.2.	Exchange rate risk.

	17.3.	Commodities risk.
	17.4.	Liquidity risk.
	17.5.	Credit risk.
	17.6.	Risk measurement.

18.	Financial instruments
	18.1.	Classification of financial asset instruments by nature and category.
		a)	Details financial asset instruments.
		b)	Details financial liability instruments.
18.2.	Derivative instruments.
		a)	Assets and liabilities for headge derivative instruments.
		b)	Derivative instrument assets and liabilities at fair value with changes in net income.
		c)	Other information about derivative instruments
18.3.	Fair value hierarchies.
		18.3.1.	Hierarchy of financial instruments.
		18.3.2.	Reconciliation of opening and closing balances of Level 3 financial instruments.

19.	Trade and other payables.

20.	Other provisions.
	20.1.	Provisions
		a)	Breakdown.
		b)	Movements in provisions during the period.
	20.2.	Lawsuits and arbitration proceedings
		a)	Outstanding lawsuits involving Endesa Chile and subsidiaries.
		b)	Outstanding lawsuits involving Associates.

21.	Provisions for employee benefits.
	21.1.	General aspects.
	21.2.	Details, movements and financial statement presentation.
	21.3.	Other disclosures.

22.	Equity.
	22.1.	Equity attributable to the parent company`s owners
	22.2.	Foreign currency translation.
	22.3.	Capital management.
	22.4.	Restrictions on the disposal of subsidiary funds.
	22.5.	Other reserves.
	22.6.	Non-controlling interests.

23.	Revenues.

24.	Raw materials and consumable used.

25.	Employee benefits expenses.

26.	Depreciation, amortization and impairment losses.

27.	Other expenses.

28.	Finance income and finance costs.

29.	Income tax.

30.	Segment information.
	30.1.	Segmentation criteria
	30.2.	Distribution by country

31.	Guarantee commitments to third-party, other contingent assets and liabilities and other commitments.
	31.1.	Direct guarantees
	31.2.	Indirect guarantees
	31.3.	Other information

32.	Personnel figures.

33.	Subsequent events.

34.	Environment.

35.	Summarized financial information for subsidiaries and jointly controlled entities.

Appendix No. 1			Endesa Chile Group Companies.

Appendix No. 2			Changes in the scope of consolidation.

Appendix No. 3			Associates.

Appendix No. 4			Additional information on the financial debt.
		a)	Bank loans.
		b)	Secured and non-secured obligations.
		c)	Finance leases.
		d)	Other loans.

Appendix No. 5			Assets and liabilities in foreign currency.

ENDESA CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

(In thousands of Chilean pesos - ThCh$)

1.         FINANCIAL STATEMENTS AND ACTIVITIES OF THE GROUP.

Empresa Nacional de Electricidad S.A. (hereinafter, the “Parent Company” or the “Company”) and its subsidiaries Companies, compose the Endesa Chile Group (hereinafter, “Endesa Chile” or the “Group”).

Endesa Chile is a publicly-held corporation with its corporate domicile and principal offices at Avenida Santa Rosa No. 76, Santiago, Chile. The Company is registered as No. 114 in the securities registry of the Chilean Superintendency of Securities and Insurances. In addition, it is registered with the United States Securities and Exchange Commission and in the Spanish National Securities Market Commission, its stock has traded on the New York Stock Exchange since 1994 and on the Latibex since 2001, respectively.

Endesa Chile is a subsidiary of Enersis S.A., a company which in turn is a subsidiary of ENDESA S.A., a Spanish entity controlled by Enel, S.p.A. (hereinafter, “Enel”).

The Company was incorporated by public deed on December 1, 1943.  Its existence was authorized and its bylaws approved on January 3, 1994 by Supreme Decree No. 97 of the Ministry of the Treasury. For tax purposes, the Company operates under Chilean tax identification number 91,081,000-6.

As of December 31, 2010, the Group had 2,371 employees. During 2010, the Group’s average total employees were 2,312. See Note 32 for additional information regarding employee distribution by class and country.

Endesa Chile’s corporate purpose involves generating, transporting, producing and distributing electricity. The Company also invests in financial assets, develops projects and engages in activities within the energy field and other areas in which electricity is essential, as well as participating in civil or hydraulic public works infrastructure concessions, either directly or through subsidiaries or associated companies, both domestically or abroad.

The consolidated financial statements of Endesa Chile for the year 2009 were approved by its Board at its meeting held on January 27, 2010, and were subsequently presented for consideration at the General Shareholders’ Meeting held on April 22, 2010, where they were finally approved.

These consolidated financial statements are presented in thousands of Chilean pesos (unless otherwise mentioned) since which is the company´s functional currency of the primary economic environment in which Endesa Chile operates. Foreign operations are included in accordance with the accounting policies established in Notes 2.5 and 3.k.

2.         BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1      Accounting principles.

The consolidated financial statements of Endesa Chile and subsidiaries as of December 31, 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS), and approved by its Board at its meeting held on January 26, 2011.

These consolidated financial statements present fairly the financial position of Endesa Chile and subsidiaries as of December 31, 2010 and 2009, as well as the results of operations, the changes in equity and the cash flows for each of the three years in the period ended December 31, 2010.

The consolidated financial statements included herein have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, and through the consolidation process, the corresponding adjustments and reclassifications have been made in order to present the consolidated financial statements in accordance with IFRS

2.2     New accounting pronouncements.

a)         Accounting pronouncement effective from January 1, 2010

Standards, Interpretations and Amendments	Mandatory application for:
IFRS 3 revised: Business Combinations	Annual periods beginning on or after July 1, 2009.
Amendment to IAS 39: Eligible Hedged Items	Annual periods beginning on or after July 1, 2009.
Amendment to IAS 27: Consolidated and Separate Financial Statements	Annual periods beginning on or after July 1, 2009.
Improvements to IFRS (issued in 2009):	The majority of annual periods beginning on or after July 1, 2009.
Amendment to IFRS 2: Share-Based Payments	Annual periods beginning on or after January 1, 2010.
IFRIC 17: Distributions of Non-cash Assets to Owners	Annual periods beginning on or after July 1, 2009.

The application of these accounting pronouncements has not had any significant effects for the Group.  The remaining accounting criteria applied in 2010 are consistent with those applied in 2009.

b)         Accounting pronouncements effective January 1, 2011 and after:

As of the date of issuance of the present consolidated financial statements, the following accounting pronouncements have been issued by the IASB but their application was not yet mandatory.

Standards, Interpretations and Amendments	Mandatory application for:
Amendment to IAS 32: Classification of Rights Issues	Annual periods beginning on or after February 1, 2010.
IFRS 9: Financial Instruments: Classification and Measurement	Annual periods beginning on or after January 1, 2013.
IAS 24 Revised: Related Party Disclosures	Annual periods beginning on or after January 1, 2011.
IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010.
Amendment to IFRIC 14: Prepayments of a Minimum Funding Requirement	Annual periods beginning on or after January 1, 2011.
Improvements to IFRS (issued in 2010):	The majority of annual periods beginning on or after January 1, 2011.
Amendment to IFRS 7: Financial Instruments: Disclosures	Annual periods beginning on or after July 1, 2011.
Amendment to IAS 12: Income Taxes	Annual periods beginning on or after January 1, 2012.

The Group is assessing the impact of the application of IFRS 9 from its effective date.  In Management’s opinion, the application of other standards, interpretations and amendments pending application will not have a significant effect on the consolidated financial statements of Endesa Chile and subsidiaries.

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

These estimates basically refer to:

•      The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.d).

•      The assumptions used to calculate the actuarial liabilities and obligations to employees (see Note 21).

•      The useful life of property, plant and equipment as well as intangible assets (see Notes 3.a and 3.b).

•      The assumptions used to calculate the fair value of financial instruments (see Notes 3.f.5 and 18).

•      Energy supplied to customers and not invoiced at the end of each year.

•      Certain magnitudes of the electrical system, including those of other companies, such as production, customer billing, energy consumption, etc. that permit estimations to be made for electrical system settlements. These settlements must be finalized in the corresponding final settlements, which are pending emission as of the date of issuance of the financial statements, and could affect the balances of assets, liabilities, income and expenses registered in such statements.

•      The probability of occurrence and the amount of uncertain or contingent liabilities (see Note 3.j).

•      Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

•      The tax results of the various subsidiaries of Endesa Chile, to be declared before the respective tax authorities in the future, which have formed the basis for recording different balances related to income taxes in the current financial statements (see Note 3.m).

Although these estimates have been based on the best information available at the date of issuance of the current consolidated financial statements, it is possible that events may occur in the future that will require a change (increase or decrease) in future, which would be done prospectively, recognizing the effects of such estimation change in the corresponding future consolidated financial statements.

2.4      Subsidiaries and Jointly-Controlled Entities.

Subsidiaries are entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such Subsidiaries.

Jointly-Controlled Entities are entities in which the situation described in the previous paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix No. 1 of the current financial statements, entitled “Endesa Chile Group Companies,” describes Endesa Chile’s relationship with each of its subsidiaries and jointly-controlled entities.

2.4.1    Changes in the scope of consolidation.

During 2010 and 2009 there were no significant changes in the scope of consolidation of Endesa Chile.

Appendix No. 2 of the current consolidated financial statements, entitled “Changes in the scope of consolidation” details the Entities entering into consolidation along with a detail of the related shares.

2.4.2    Companies consolidated with less than 50% share

Although the Endesa Chile Group holds less than a 50% share in Empresa Generadora de Energía Eléctrica S.A. (hereinafter “Emgesa”), it is considered a Subsidiary since Endesa Chile exercises control over the entity, directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes.

2.4.3    Companies not consolidated with greater than 50% share

Although the Endesa Chile Group holds more than 50% of Centrales Hidroeléctricas de Aysén, S.A. (hereinafter “Aysén”), it is considered to be a Jointly-Controlled Entity since the Group, through contracts and agreements with shareholders, exercises joint control of the entity.

2.5       Basis of consolidation and business combinations.

Subsidiaries are consolidated, incorporating into the consolidated financial statements all assets, liabilities, income, expenses and cash flows after making the corresponding adjustments and eliminations for intra-Group transactions.

Jointly-controlled entities are consolidated on a proportional basis. Endesa Chile recognizes, line by line, its share of the assets, liabilities, income and expenses of such entities, so that the aggregation of balances and subsequent eliminations take place only in the proportions of Endesa Chile’s share in them.

The results of subsidiaries and jointly-controlled entities are included in the consolidated comprehensive income statement from the effective date of acquisition until the effective date of disposal or termination of joint control, as appropriate.

The consolidation of the operations of the Parent Company and its Subsidiaries, as well as the jointly-controlled entities, was performed applying the following basic principles:

1.     At the date of acquisition, the assets, liabilities and contingent liabilities of the subsidiary or jointly-controlled entity are recorded at market value. In the event that there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the acquired entity, including contingent liabilities, corresponding to the parent’s share, this difference is recorded as goodwill. In the event that the difference is negative, it is recorded with a credit to income.

2.     Non-controlling interests in equity and in the financial results of the consolidated subsidiaries are presented, respectively, under the line items “Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Other comprehensive income attributable to non controlling interests” in the consolidated statement of comprehensive income.

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

Exchange differences that occur in the conversion of the financial statements are registered under the heading “Exchange difference on translation” within the consolidated statement of comprehensive income: Other comprehensive income. (see Note 22.2).

Translation adjustments incurred prior to the date that Endesa Chile transitioned to IFRS, that is January 1, 2004, have been transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS.” (see Note 22.5I).

All balances and transactions between consolidated companies, as well as the share of the consolidated companies, were eliminated in the consolidation process.

2.6      Reclassifications

The Group has made certain reclassifications to the consolidated financial statements as of December 31, 2009 and 2008, as a result of new instructions issued on March 25, 2010 by the SVS through Circular No. 1975. These reclassifications relate mainly to regrouping of financial assets and liabilities within current or non-current, as applicable, and regrouping items under the statements of comprehensive income, but they do not affect the operating income

3.         ACCOUNTING PRINCIPLES APPLIED.

The principal accounting principles applied in preparing the attached consolidated financial statements are detailed as follows:

a)         Property, Plant and Equipment.

Property, Plant and Equipment is valued at acquisition cost, net of accumulated depreciation and any impairment losses it may have experienced. In addition to the price paid to acquire each item, the cost also includes, where appropriate, the following concepts:

• Finance expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 5.19% and 7.46%. The amount capitalized for this concept amounts to ThCh$ 11,744,123 ThCh$ 4,745,501 and ThCh$ 4,331,965 for the years ended December 31, 2010, 2009 and 2008 respectively.

• Personnel expenses directly related to construction in progress, capitalized for the years ended December 31, 2010, 2009 and 2008, amount to ThCh$ 10,126,628 ThCh$ 731,901 and ThCh$ 500,315, respectively.

• Future disbursements that Endesa Chile and subsidiaries must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. On a yearly basis, Endesa Chile and subsidiaries review their estimate of these future disbursements, increasing or decreasing the value of the asset based on the results of this estimate. (see Note 20).

• Items acquired before the date on which Endesa Chile transitioned to IFRS, that is January 1, 2004, include within the acquisition cost, where appropriate, asset reappraisals permitted in various countries to adjust the value of Property, Plant and Equipment for inflation as of that date. (see Note 22.5I).

The construction in progress are transferred to operating assets once the testing period has been completed, when they are available for use, at which time depreciation begins.

Expansion, modernization and improvement costs that represent an increase in productivity, capacity or efficiency or a longer useful life are capitalized as a greater cost for the corresponding assets.

Replacement or overhaul of whole components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Periodic maintenance, conservation and repair expenses are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.d, believes that the book value of these assets does not exceed their net recoverable value.

Property, Plant and Equipment, net of its residual value, is depreciated by distributing the cost of the different items that compose it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use them. Useful estimated life is periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main classes of Property, plant and equipment including their estimated useful lives:

Classes of Property, Plant and equipment	Range of estimated useful lives (in years)
Buildings	22 - 100
Plant and Equipment (See below)	3 - 65
IT Equipment	3 - 15
Fixtures and Fittings	5 - 21
Motor Vehicles	5 - 10
Other	2 - 33

Additionally, and for more information, there is a greater opening of the useful lives for plant and equipment class:

Range of estimated useful lives (in years)
Generation facilities:
Hydroelectric power plants
Civil works	35-65
Electromechanical equipment	10-40
Coal/fuel power plants	25-40
Combined-cycle power plants	10-25
Renewable energy	35
Transport and distribution facilities:
High voltage network	10-60
Low and medium voltage network	10-60
Measurement and telecontrol equipment	3-50
Other facilities	4-25

The following table shows a detail of the duration period of those non-indefinite administrative concessions maintained by the Group’s electrical companies:

Company	Country	Concession Term	Period remaining until expiration
Hidroeléctrica El Chocón (Generation)	Argentina	30 years	13 years

Endesa Chile’s management evaluated the specific contract of term each of the aforementioned concession, which vary by country, business or legal jurisprudence, and concluded that no determining factors exist to indicate that the grantor, which in each case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Arrangements,” which establishes how to record and value certain types of concessions (see Note 3b.1).

Gains or losses that arise from the sale or disposal of items of Property, Plant and Equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)                            Intangible assets other than goodwill

b.1)                  Concessions

IFRIC 12 “Service Concession Arrangements” provides accounting guidance for public-to-private service concession arrangements. This accounting interpretation applies if:

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

The Company that has recognized an intangible asset in relation to concession arrangements is as follows:

Company	Type	Country	Term	Remaining period to maturity
Sociedad Concesionaria Túnel El Melón S.A.	Road infrastructure	Chile	23 years	6 years

b.2)                  Research and development expenses.

Endesa Chile and subsidiaries follow the policy of recording as intangible assets in the statement of financial position, the costs incurred in development projects as long as their technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. In 2010, 2009 and 2008, no research and development expenses were recognized.

b.3)                  Other intangible assets.

These intangible assets correspond primarily to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and, subsequently, are measured at cost less accumulated amortization and impairment losses, if any.

Computer softwares are amortized, on an average, in five years. Certain easements and water rights have indefinite useful lives, as such, they are not amortized. Easements and water rights in some cases have indefinite useful live, as thus, are not amortized. In others cases, they have a useful live that, depending on their own characteristics, range between 40 and 60 years, term which is used to amortize the asset.

Criteria for recognizing impairment losses on these assets and, if appropriate, recovery of impairment losses recorded in prior years are explained in letter d) of this Note.

c)                            Goodwill.

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

Goodwill generated before the date of IFRS transition is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Note 13 and Note 22.5I).

Goodwill is not amortized, instead, at each period end, the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if appropriate, immediately adjusts for impairment (see Note 3.d).

Until December 31, 2009, in those cases where the Group acquired an additional ownership interest in a company already controlled and consolidated, the difference between the price of the additional ownership interest and the balance of “Equity attributable to non-controlling interests” that was derecognized as a result of the acquisition was recorded as goodwill. In those cases where the Group sold part of its interest in a controlled company that did not result in loss of control, the difference between the sale price and the balance of “Equity attributable to non-controlling interests” was recognized in net income for the year.

Beginning in 2010, as part of the adoption of the amendments related to IAS 27 (Revised 2008), “Consolidated and Separate Financial Statements,” any changes in ownership interests in subsidiaries that do not result in loss of control are recognized within Equity attributable to owners of parent. During 2010, there were no transactions with non-controlling interests.

d)                            Asset impairment.

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

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates between 3.3% and 6.7% that, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

The discount rates, before tax, expressed in nominal terms and applied in 2010 and 2009 are the following:

		2010		2009
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	7.5%	8.7%	9.2%	9.5%
Argentina	Argentine peso	16.8%	16.9%	19.5%
Brazil	Brazilian reais	9.6%	10.8%	11.3%
Peru	Peruvian sol	7.9%		9.1%
Colombia	Colombian peso	9.6%		11.5%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that have been made are not reversible.

The following procedures are used to determine the need to adjust financial assets for impairment:

•                                In the case of commercial assets, Endesa Chile and subsidiaries have defined a policy for recording impairment provisions based on the age of past due balances, which is generally applied except in cases where a specific collectability analysis is advised, such as it can be the case of balances receivable from public entities.

•                                In the case of receivables of a financial nature, impairment is determined by specifically analyzing each case. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non commercial financial assets.

e)                            Leases.

Leases that transfer substantially all the risks and rewards incidental to ownership are transferred to the lessee are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which Endesa Chile and subsidiaries act as lessee are recognized when the agreement begins, recording an asset based on the nature of the lease and a liability for the same amount, equal to the lower of the fair value of the leased asset or the present value of the minimum lease payments. Subsequently, the minimum lease payments are divided between finance expense and reducing the liability securised. The finance expense is recorded in the income statement and distributed over the period of the lease term, so as to obtain a constant interest rate for each period over the balance of the liability pending amortization. The asset is amortized in the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset will be amortized over the lesser term between the useful life of the asset and the term of the lease.

Operating lease payments are expensed on a straight line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)                          Financial instruments.

Financial instruments are contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

f.1)                    Financial assets other than derivatives.

Endesa Chile and subsidiaries classify their financial assets other than derivatives, whether permanent or temporary, and excluding equity method investments (see Note 11) and investments held for sale, into four categories:

•                                Trade and other current receivables and Accounts receivable from related companies: These are recorded at amortized cost, which corresponds to initial fair value less principal repayments made, plus interest accrued but uncharged, calculated using the effective interest rate method.

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

•                          Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories and consist almost entirely of financial investments in equity instruments (see Note 6).

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. Changes in fair value, net of taxes, are recorded with a charge or credit to an equity reserve known as “Gain or loss for remeasurement of financial assets available for sale” until the investment is disposed of, at which time the amount accumulated in this account for that investment is fully charged to the comprehensive income statement. Should the fair value be less than the acquisition cost, if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the comprehensive income statement.

In the case of interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined and, thus, when this occurs, they are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Purchases and sales of financial assets are accounted for using their trade date.

f.2)                    Cash and cash equivalents.

This account within the statement of consolidated financial position includes cash and in banks, time deposits and other highly liquid, short-term investments that can be quickly converted into cash and have a low risk of value fluctuations.

f.3)                    Financial liabilities other than derivatives.

Financial liabilities are generally recorded initially based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are valued at their amortized cost, using the effective interest rate method. (see Note 3.f.1).

In the particular case that a liability is the underlying item of a fair value hedge derivative, it will be exceptionally valued at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both for cases in which it is recorded in the statement of financial position and for information on its fair value included in Note 16, debt has been divided into fixed interest rate debt (hereinafter “fixed debt”) and variable interest rate debt (hereinafter “variable debt”). Fixed debt pays, throughout its life, coupon interest fixed, either explicitly or implicitly, at the beginning of the transaction. Variable debt is issued with variable interest rates (i.e. each coupon is set at the beginning of each period based on a referential interest rate). All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment currency.

f.4)                    Derivative financial instruments and hedge accounting.

Derivatives held by Endesa Chile and subsidiaries correspond primarily to transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position. If their value is positive, they are recorded in “Other financial assets” and if their value is negative, they are recorded “Other financial liabilities.”

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge is highly effective. In this case, changes are recorded as follows:

•                          Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value as is the hedge instrument, recording any changes in the value of both in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

•                            Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Reserve of cash flow hedges.” The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

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

f.5)                    Fair values and classification of financial instruments.

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

Based on the described procedures, the Group classifies financial instruments in the different levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3: inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

f.6)                    Derecognition of financial assets.

Financial assets are derecognized when:

•                            the contractual rights to the cash flows from the asset expire, or the entity transfers the rights, or even when retaining them, it has assumed contractual obligations that determine the payment of such cash flows to one or more receivers.

•                            the entity has transferred substantially all the risks and rewards of ownership of the financial asset or, if it has not transferred or retained them substantially, when it does not retain control over the asset.

Those transactions in which the Company substantially retains all the risks and rewards related to the ownership of a transferred financial asset are recorded as a liability of the consideration received. Expenses attributable to the transaction are recorded in profit or loss under the effective interest rate method. (see Note 3.f.1).

g)                           Investments accounted for using equity method.

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

Dividends received from these companies are deducted from the value of the investment and any profit or loss obtained from them to which Endesa Chile is entitled based on its interest is recorded within “Share of the profit of associates accounted for using the equity method.”

Appendix No. 3 of these consolidated financial statements, known as “Associates” describes the relationship that Endesa Chile has with each of its associates.

h)                           Inventories.

Inventories are valued at the lesser of its weighted average acquisition price or its net realizable value.

i)                              Treasury shares.

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded under the heading Total equity: treasury shares.  As of December 31, 2010, there are no treasury shares and no transactions with equity share were made during 2010, 2009 and 2008.

j)                              Provisions.

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

Actuarial losses and gains that arise in valuing the liabilities subject to these plans are recorded directly under “Equity — Retained earnings.”

k)                          Conversion of balances in foreign currency.

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

Likewise, as of each year-end, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

Endesa Chile and subsidiaries have established a policy to hedge the portion of its revenue from subsidiaries that is directly linked to the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

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

m)                        Income tax.

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

o)                            Earnings per share.

Basic earnings per share are calculated as the quotient of net earnings (losses) for the period attributable to the Parent Company divided by that entity’s weighted average number of ordinary outstanding shares during that period, without including the average number of shares of the Parent Company held by any subsidiaries, should that be the case.

During 2010, 2009 and 2008, Endesa Chile and its subsidiaries have not engaged in any type of transaction with a potential dilutive effect that assumes diluted earnings per share differs from basic earnings per share.

p)                            Dividends.

Article No. 79 of Chilean Companies Act establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company’s by laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Endesa Chile’s highly fragmented share capital, as of the end of each year the amount of the dividend obligation to its shareholders, net of interim dividends approved during the year, is determined and accounted for in “Trade and other current payables” or “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

q)                            Cash flow statement.

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

4.                            SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

a)                            Chile

The electricity sector in Chile is regulated by the General Electricity Services Law contained in the Ministry of Mining Decree Law No. 1 of 1982 - whose text was rewritten and stated in Ministry of Economy Decree Law No. 4 of 2006 (“Electricity Law”) - and its corresponding regulations contained in Decree No. 327 of 1998.  Three government entities are responsible for enforcement and compliance of the Electricity Law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and develop plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which oversees and enforces the laws, regulations and technical standards for electricity generation, transmission and distribution, liquid fuels and gas; and lastly, the recently-created Ministry of Energy (ME) which will be responsible of implementing and carrying out all public policies concerning energy and by virtue of being the leading agency over the SEF, CNE and the Chilean Nuclear Energy Commission (CCHEN), it will ultimately strengthen the cohesion and coordination of the sector. Also, the Agency for Energy Efficiency and the Center of Renewable Energy are under the ME.

Additionally, the law establishes a Panel of Experts whose primary function is to resolve disputes between the different stakeholders in the electric market: electric companies, system operator, regulator, etc.

From a geographic point of view, the Chilean electricity sector is divided into four electricity grids: SIC (Central Interconnected System), SING (Northern Interconnected System), and two medium isolated systems: Aysén and Magallanes. The SIC, the principal electricity system, is 2,400 km long, linking Taltal in the north with Quellón, on Chiloé Island in the south. The SING covers the north of the country, from Arica to Coloso, approximately 700kms long.

There are three fundamental sectors within the electricity industry: Generation, Transmission and Distribution, which operate in an interconnected and coordinated manner and whose main objective is to provide electricity to the market at minimum cost while still preserving the quality and reliability of service standards required by electricity regulations. Due to the fact that the transmission and distribution sectors have economies of scale in their respective roles, they constitute natural monopolies and, therefore, are regulated by electricity standards which provide for free and flexible access to energy grids and provide regulated pricing.

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

Therefore, the generation decision for each company is dependent on the CDEC’s operating plan. Each company may decide freely to sell its energy to regulated or unregulated customers. Any surplus or deficit between its sales to customers and its production is sold or bought from other generators at the Spot market price.

A generating company may have the following types of customers:

(i)             Regulated clients: These are residential, commercial and small and medium-sized industrial customers that have a connected capacity of no more than 2,000 KW, and are located within the concession area of a distribution company. Until 2009, the transfer price between the generation and distribution companies for providing electric power to regulated clients had a maximum value called the node price, which was regulated by the Ministry of Economy. Node prices are determined every six months (April and October), using a report developed by the CNE based on the expected marginal costs of the system over the following 48 months in the case of the SIC, or 24 months in the SING. Since 2010, the transfer price between generation and distribution companies results from public tenders these entities conduct in a regulated process.

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

(iii)       Spot or short-term market: relates to energy and capacity transactions between generation companies, which result from the coordination by the CDEC in order to operate the system economically, and any production surpluses (deficits) with respect to commercial commitments are transferred by sales (purchases) to other generators that are members of the CDEC. In the case of energy, the transfers are valued at marginal cost; for capacity, transfers are valued at the corresponding node price, that is set biannually by authorities.

In Chile, the payments for capacity to each generator depend on a centralized calculation performed annually by the CDEC, from which the firm capacity of each plant is obtained. Such value is independent of each plant’s dispatch.

Since 2010, with the enactment of Law 20,018, distribution companies must have permanent supply for their total forecasted demand for three years, for which public tenders for long-term contracts must be conducted.

With respect to renewable energy, in April 2008, Law 20,257 was enacted; which encourages the use of Non-Conventional Renewable Energy (NCRE). The main aspect of this regulation is that it forces generators to ensure that at least 5% of their energy sold comes from these renewable sources between 2010 and 2014, progressively increasing annually by 0.5% from 2015 to 2024, when it will reach 10%.

b)                            The rest of Latin America.

Different regulatory frameworks exist in the other Latin American countries in which Endesa Chile operates. In general, the laws of Brazil, Argentina, Peru and Colombia permit the participation and investment of private capitals in the energy sector, defend freedom of competition for the generation segment, and define criteria to assure that certain levels of economic concentration and/or market practices do not damage their electricity sectors. Different from Chile, in these countries, state owned companies also participate in the energy sector and compete with the private companies in the generation, transmission and distribution segments.

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

Regarding the electricity generation business, in general these markets are free and, based on indicative plans prepared by authorities, private actors are at liberty to make their own investment decisions. The exception is Brazil, in which pursuant to the needs of distributors, the Ministry of Energy participates in the expansion of the electric system, establishing capacity limits per technology (separate bids for thermal, hydraulic and renewable energy) or directly bidding specific projects; and Argentina, where, although the Government has promoted some initiatives to foster investments, such as “Energía Plus,” the increase in the installed capacity has not been as expected. On November 25, 2010, the Argentine Ministry or Energy and the electric generation market stakeholders signed an agreement which is expected to increase the development of new generation projects.  This agreement was partially funded with the part of the debt the goverment currently maintains with the electric companies.

In these countries, the coordination of the operation is centralized, whereas one independent operator coordinates the dispatch of energy. With the exception of Colombia, where the dispatch is based on the prices offered by the agents, the rest of the countries have centralized dispatch based on variable production costs that aims at optimizing available generation resources at the lowest cost for the system. These dispatches are used on the determination of the marginal cost of generation which also defines the spot price for the transactions.

However, today the governments in Argentina and Peru have sometimes intervened in the determination of energy prices in their marginal energy markets. Argentina’s intervention mostly stems from the aftermath of the 2002 economic crisis, and Peru’s, as a result of a recently enacted Emergency Law of 2008, which defined the ideal marginal cost, considering as if existing restrictions on transmission or distribution capacity of gas and electricity did not exist.

In Colombia, Brazil, Peru and Argentina, generators are able to sell their energy through contracts with the regulated energy markets or in the unregulated market, and settle any energy surplus or deficits through the spot market. The unregulated market is mostly tailored to significant individual energy consumers, although the limits that define such consumer vary per country. These markets mostly differ on the way they regulate sales between generators and distributors and how the regulated price is defined for ultimate determination of rates and fares to end consumers.

In Argentina, initially the regulation considered that the sales price from generators to distributors was obtained from calculating an estimation of the forecasted average spot price of the upcoming six months. Nevertheless, following the 2002 crisis, the state has arbitrarily fixed prices, ultimately resulting on the intervention of the marginal system and thus causing a mismatch between the real generation costs and the payment perceived by generators from demand through distributors. In addition, the energy that can be sold by the generators is limited to the demand each had already sold through contracts during the period from May to June 2005.

In Brazil, the purchase price used in the determination of tariffs to end users is based on average prices of bids for new and existing energy. The new energy contracts consider that in the long-term all new energy generation projects should cover the expected growth of demand from distributors. The existing energy contracts consider minor short-term commitments to solely accommodate the energy needs from distributors that may arise from the expiration of prior contracts. Each bidding process is coordinated centrally, and the state establishes maximum prices, and as result, contracts are executed whereas participating distributors purchase from offering generators.

Distributors in Colombia may choose their energy supply, thus being able to structure the conditions of the public bidding process related to the energy supplied to the regulated market, and they are permitted to purchase energy from the spot market. The price paid by the end user is ultimately an average of the purchase cost.  Since 2004, the CREG (Commission for the Regulation of Energy and Gas) is working in a proposal to modify the contracting mechanism in the Colombian market into a electronic system. This mechanism would replace current bids for energy tenders with standard commercial conditions where the demand to be contracted will be treated as un single aggregated demand.

In Peru, as in Chile, legislation was modified to allow energy tenders based on the requirements of the distributors. Today, there are some binding contracts between generators and distributors based on the charge price, defined from a centralized calculation; however, since 2007 all contracts are carried out through a formal tender process. The state approves all conditions of the tender and also defines a maximum price.

Except for Colombia, all countries have provided for the incorporation of renewable energy. In practical terms nonetheless, there are no significant incentives or actual obligations such as the ones in place for Chile, which would render these technologies more competitive if built on a higher scale. Governments must promote bidding processes specifically tailored at providing incentives for these types of technologies.

5.                            CASH AND CASH EQUIVALENTS.

a)                            As of December 31, 2010, 2009 and 2008 this account is detailed as follows:

	Balance as of
Cash and Cash Equivalents	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Cash balances	50,988	53,594	78,500
Bank balances	93,172,693	193,220,208	73,538,335
Time deposits	50,782,952	67,659,377	258,584,157
Other fixed income instruments	189,263,226	185,505,050	387,016,988
Total	333,269,859	446,438,229	719,217,980

Short-term deposits mature within no more than three months from their date of acquisition and accrue market interest for this type of short-term investment. Other fixed-income instruments correspond primarily to transactions with agreements to resell that mature in less than 30 days. There are no restrictions as to the disposal of significant amounts of cash.

b)                           The following table details the balance of cash and cash equivalents by currency:

Currency	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Chilean peso	152,647,257	152,554,270	159,432,786
Argentine peso	13,504,738	11,629,007	15,309,637
Colombian peso	74,588,339	160,969,953	133,927,140
Peruvian sol	12,943,946	13,346,169	1,920,653
US dollar	79,297,297	107,638,574	408,627,764
Brazilian reais	288,282	300,256	—
Total	333,269,859	446,438,229	719,217,980

6.                            OTHER FINANCIAL ASSETS.

As of December 31, 2010 and 2009, this item is comprised of the following:

	Balances
	Current		Non Current
Other Financial Assets	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Quoted investments available for sale	—	—	63,327	63,918
Unquoted or low liquidity investments available for sale	—	—	2,422,288	2,423,878
Hedge derivative instruments (*)	54,650	—	25,387,885	590,622
Non-hedge derivative instruments (**)	17,551	1,536,089	91,262	732,253
Other	—	60	331,124	331,124
Total	72,201	1,536,149	28,295,886	4,141,795

(*)                         See Note 18.2.a

(**)                  See Note 18.2.b

7.                            TRADE AND OTHER RECEIVABLES.

As of December 31, 2010 and 2009, this item is comprised of the following:

	Balance as of
	12/31/2010		12/31/2009
Trade and Other Receivables, Gross	Current	Non-current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	252,783,856	126,461,117	334,241,556	66,716,465
Trade receivables, gross	226,788,911	122,260,714	318,865,510	61,309,211
Other receivables, gross	25,994,945	4,200,403	15,376,046	5,407,254

	Balance as of
	12/31/2010		12/31/2009
Trade and Other Receivables, Net	Current	Non-current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	250,678,552	126,461,117	331,585,506	66,716,465
Trade receivables, net	225,702,869	122,260,714	317,174,851	61,309,211
Other receivables, net	24,975,683	4,200,403	14,410,655	5,407,254

The balances in this account do not generally accrue interest.

No individual customer makes up a significant portion of the Group’s total sales or receivables.

Refer to Note 8.1 for the amounts, terms and conditions of receivables from related parties.

As of December 31, 2010 and 2009, the balance of unimpaired past due trade receivables is as follows:

	Balance as of
Trade accounts receivables past due and unpaid but not impaired	12/31/2010	12/31/2009
	ThCh$	ThCh$
Less than three months	4,198,270	2,286,695
Between three and six months	507,473	65,951
Between six and twelve months	569,018	105,135
Greater than twelve months	1,278,888	88,453
Total	6,553,649	2,546,234

The following table details movements in the impairment provision for trade receivables:

Current and
Trade receivables past due impaired	Non-current
ThCh$
Balance as of January 1, 2009	2,626,594
Increases (decreases) for the year	544,674
Amounts Written-off	(421,144)
Foreign currency exchange increase (decrease)	(94,074)
Balance at December 31, 2009	2,656,050
Increases (decreases) for the year (*)	308,268
Amounts Written-off	(161,484)
Foreign currency exchange increase (decrease)	(697,530)
Balance at December 31, 2010	2,105,304

(*)                       See Note 26: Depreciation, amortization and impairment loss.

8.                            BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related companies are made under market conditions.

Transactions with subsidiaries have been eliminated on consolidation and are not detailed in this Note.

As of the date of these consolidated financial statements, there are no guarantees or allowances for doubtful accounts related to balances between related companies.

8.1       Balances and transactions with related companies

Balances of receivables and payables between the company and its unconsolidated related companies are detailed as follows:

a)                            Accounts receivable from related companies.

							Balance as of
							Current		Non-Current
Taxpayer ID Number	Company	Description of transaction	Term of transaction	Nature of relationship	Currency	Country	12/31/2010	12/31/2009	12/31/2010	12/31/2009
							ThCh$	ThCh$	ThCh$	ThCh$
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Services rendered	Less than 90 days	Associate	Ch$	Chile	549	7,402	—	—
Foreign	Cia A. Multiser. Colombia Ltda.	Mercantile current account	Less than 90 days	Common parent company		Colombia	349	10,103	—	—
Foreign	Comercializadora de Energía del Mercosur S.A.	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	1,533,175	1,451,375	—	—
Foreign	Central Generadora Termoeléctrica de Fortaleza S.A.	Services rendered	Less than 90 days	Common parent company	Ch$	Brazil	—	3,331	—
96,800,570-7	Chilectra S.A.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	33,803,725	23,905,151	—	—
96,800,570-7	Chilectra S.A.	Dividends	Less than 90 days	Common parent company	Ch$	Chile	22	—	—	—
96,543,670-1	Cia A. Multiser. Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	9,087	14,253	—	—
Foreign	Companhía Interconexao Energética S.A.	Mercantile current account	Less than 90 days	Common parent company	US$	Brazil	714,803	773,861	—	—
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	32,156,072	33,387,059	—	—
Foreign	Empresa de Energía de Piura	Services rendered	Less than 90 days	Common parent company	Soles	Peru	134,554	135,940	—	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Services rendered	Less than 90 days	Common parent company	Soles	Peru	8,269,289	8,843,640	—	—
Foreign	Empresa Distribuidora Sur S.A.	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	2,513	3,069	—	—
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Others	Less than 90 days	Common parent company	Ch$	Chile	39,235	71,846	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	184,443	10,751	—	—
Foreign	Endesa Brasil S.A.	Services rendered	Less than 90 days	Associate	Ch$	Brazil	86,611	743	—	—
Foreign	Endesa Brasil S.A.	Dividends	Less than 90 days	Associate	Ch$	Brazil	—	156,223	—	—
94,271,000-3	Enersis S.A.	Services rendered	Less than 90 days	Parent company	Ch$	Chile	530,371	339,995	—	—
Foreign	Generalima S.A.	Services rendered	Less than 90 days	Common parent company	Ch$	Peru	134,482	—	—	—
76,418,940-K	GNL Chile S.A.	Services rendered	Less than 90 days	Associate	US$	Chile	533,218	—	—	—
76,418,940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	Ch$	Chile	312,084	—	—	—
76,788,080-4	GNL Quinteros S.A.	Services rendered	Less than 90 days	Associate	Ch$	Chile	458,094	—	—	—
76,107,186-6	ICT Servicios informáticos Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	9,458	—	—	—
96,800,460-3	Luz Andes Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	1,714	7,859	—	—
Foreign	Sociedad Portuaria Central Cartagena S.A.	Mercantile current account	Less than 90 days	Associate	CPs	Colombia	—	106	—	—
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Services rendered	Less than 90 days	Common parent company	Ch$	Chile	90,728	38,129	—	—
Foreign	Endesa Latinoamérica S.A.	Mercantile current account	Less than 90 days	Parent company	CPs	Colombia	27,787	—	—	—
	Total						79,032,363	69,160,836	—	—

b)                            Accounts payable to related companies.

							Balance as of
							Current		Non-Current
Taxpayer ID Number	Company	Description of transaction	Term of transaction	Nature of relationship	Currency	Country	12/31/2010	12/31/2009	12/31/2010	12/31/2009
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Cia A. Multiser. Colombia Ltda.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	285,958	385,882	—	—
Foreign	Cia A. Multiser. Perú Ltda.	Mercantile current account	Less than 90 days	Common parent company	US$	Peru	7,170	2,280	—	—
Foreign	Carboex S.A.	Services received	Less than 90 days	Associate	Ch$	Chile	5,310	—	—	—
Foreign	Comercializadora de Energía del Mercosur S.A.	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	15,953,845	16,761,928	—
96,800,570-7	Chilectra S.A.	Services received	Less than 90 days	Common parent company	Ch$	Chile	2,634,690	133,333	—	—
96,543,670-1	Cia A. Multiser. Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	281,854	775,322	—	—
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	80,098,656	1,802,889	—	—
Foreign	Compañía de Transmisión del Mercosur S.A.	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	562,269	637,078	—	—
Foreign	Empresa de Energía de Piura	Services received	Less than 90 days	Common parent company	Soles	Peru	52,354	8,420	—	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Services received	Less than 90 days	Common parent company	Soles	Peru	15,173	15,611	—	—
96,806,130-5	Electrogas S.A.	Services received	Less than 90 days	Associate	Ch$	Chile	217,889	290,742	—	—
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	20,976	—	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	59,240	42,539	—	—
Foreign	Endesa Latinoamérica S.A.	Dividends	More than 90 days	Common parent company	Ch$	España	957,059	866,168	—	—
94,271,000-3	Enersis S.A.	Services received	Less than 90 days	Parent company	Ch$	Chile	985,797	258,550	—	—
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent company	Ch$	Chile	96,008,029	67,019,988	—	—
94,271,000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent company	Ch$	Chile	4,964	—	—	—
76,418,940-K	GNL Chile S.A.	Services received	Less than 90 days	Associate	Ch$	Chile	23,427,988	—	—	—
76,107,186-6	ICT Servicios informáticos Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	504,386	—	—	—
76,107,186-6	ICT Servicios informáticos Ltda	Services received	Less than 90 days	Common parent company	CPs	Colombia	17,657	—	—	—
79,913,810-7	Inmb. M. Velasco	Services received	Less than 90 days	Common parent company	Ch$	Chile	22,011	81,669	—	—
96,800,460-3	Luz Andes Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	16	—	—	—
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Services received	Less than 90 days	Common parent company	Ch$	Chile	677,595	1,063,880	—	—
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Mercantile current account	More than 90 days	Common parent company	U.F	Chile	26,513	—	—	—
Foreign	Synapsis Colombia Ltda.	Mercantile current account	Less than 90 days	Common parent company	CPs	Colombia	47,482	178,602	—	—
Foreign	Synapsis de Argentina Ltda.	Mercantile current account	Less than 90 days	Common parent company	Ar$	Argentina	20,023	19,216	—	—
Foreign	Synapsis Perú Ltda.	Services received	Less than 90 days	Common parent company	Soles	Peru	3,501	—	—	—
Foreign	Synapsis Perú Ltda.	Services received	Less than 90 days	Common parent company	US$	Peru	140,388	209,962	—	—
	Total						223,038,793	90,554,059	—	—

c)                            Most significant transactions and their effect on earnings:

Transactions with unconsolidated related companies for the years ended December 31, 2010, 2009 and 2008 had the following effects on earnings:

Taxpayer ID Number	Company	Nature of relationship	Description of transaction	Country	12/31/2010	12/31/2009	12/31/2008
					ThCh$	ThCh$	ThCh$
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Common parent company	Services rendered	Chile	49,870	34,531	—
Foreign	Cia A. Multiser. Colombia Ltda.	Common parent company	Services received	Colombia	(462,260)	(529,150)	—
		Common parent company	Services rendered	Colombia	18,832	52,013	—
96,800,570-7	Chilectra S.A.	Common parent company	Energy sales	Chile	315,880,308	284,501,577	245,609,542
		Common parent company	Services rendered	Chile	1,965,720	2,975,377	2,783,160
		Common parent company	Services received	Chile	(2,546)	(2,189)	(785,707)
		Common parent company	Electricity tolls	Chile	(4,866,549)	—	—
		Common parent company	Loans	Chile	—	616,084	—
Foreign	Cia A. Multiser. Perú Ltda.	Common parent company	Services received	Peru	(33,536)	(27,810)	(71,909)
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Common parent company	Energy sales	Chile	204,826	42,553	17,708
		Common parent company	Electricity tolls	Chile	(16,834)	—	—
		Common parent company	Services rendered	Chile	31	260	—
94,271,000-3	Enersis S.A.	Parent company	Services rendered	Chile	1,081,260	1,018,125	1,067,722
		Parent company	Services received	Chile	(1,997,448)	(937,096)	(1,167,488)
		Parent company	Loans	Chile	(955,224)	(3,065)	(98,667)
96,543,670-1	Cia A. Multiser. Ltda.	Common parent company	Services rendered	Chile	12,188	14,254	4,902
		Common parent company	Services received	Chile	943,719	—	—
Foreign	CAM Colombia Ltda.	Common parent company	Services received	Colombia	(55,379)	—	(833,906)
		Common parent company	Services rendered	Colombia	—	—	73,208
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Common parent company	Services rendered	Chile	235,828	1,215,838	198,769
		Common parent company	Services received	Chile	(2,363,628)	(2,373,902)	(2,860,109)
Foreign	Synapsis de Argentina Ltda.	Common parent company	Services received	Argentina	(53,256)	(70,067)	(98,013)
Foreign	Synapsis Perú Ltda.	Common parent company	Services received	Peru	(662,426)	(426,060)	(458,535)
Foreign	Synapsis Colombia Ltda.	Common parent company	Services received	Colombia	(533,088)	(706,149)	(784,088)
		Common parent company	Loans	Colombia	119	—	—
Foreign	Empresa Distribuidora Sur S.A.	Common parent company	Energy sales	Argentina	30,860	40,377	—
96,800,460-3	Luz Andes Ltda.	Common parent company	Energysales	Chile	26,066	13,080	1,298
		Common parent company	Services received	Chile	(1)	—	—
		Common parent company	Electricity tolls	Chile	112	—	—
		Common parent company	Services rendered	Chile	—	25	—
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common parent company	Energy sales	Colombia	141,854,364	137,288,265	93,237,414
		Common parent company	Eenergy purchase	Colombia	(111,254)	(340,033)	—
		Common parent company	Services rendered	Colombia	95,231	89,794	104,362
		Common parent company	Services received	Colombia	(445,908)	—	(523,660)
		Common parent company	Loans	Colombia	(1,130,297)	(1,799,469)	(184,570)
		Common parent company	Electricity tolls	Colombia	(20,283,029)	(20,387,037)	(18,341,786)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Energy sales	Argentina	—	12,489,207	20,669,866
		Associate	Energy purchase	Argentina	—	(89,810)	(94,195)
		Associate	Gas consumption	Argentina	—	(55,180,792)	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common parent company	Energy sales	Peru	109,531,161	77,262,815	42,033,260
		Common parent company	Electricity tolls	Peru	(150,526)	(104,129)	—
		Common parent company	Services received	Peru	(74,825)	—	—
Foreign	Central Generadora Termoeléctrica de Fortaleza S.A.	Common parent company	Services rendered	Brazil	—	33,715	43,951
Foreign	Endesa Brasil S.A.	Associate	Services rendered	Brazil	626,134	405,901	981,558
Foreign	Endesa Servicios S.A.	Common parent company	Services received	España	—	(2,063)	—
Foreign	Empresa de Energía de Piura	Common parent company	Energy sales	Peru	3,512	929,179	93,073
		Common parent company	Energy purchase	Peru	(5,418,295)	(1,214,205)	—
		Common parent company	Services rendered	Peru	196,624	41,403	9,928
		Common parent company	Services received	Peru	(48,681)	—	—
Foreign	Generalima S.A.	Common parent company	Services rendered	Peru	392,235	111,514	—
96,806,130-5	Consorcio Ara-Ingendesa Ltda.	Common parent company	Services rendered	Chile	—	—	505,331
Foreign	Empresa de Energía de Cundinamarca S.A.	Common parent company	Electricity tolls	Colombia	(179,597)	(315,525)	—
		Common parent company	Energy sales	Colombia	4,250,274	—	—
76,788,080-4	GNL Quinteros S.A.	Associate	Energy sales	Chile	418,290	398,267	—
		Associate	Loans	Chile	—	(247,192)	1,748,868
		Associate	Services rendered	Chile	86,563	37,651	—
96,806,130-5	Electrogas S.A.	Associate	Gas tolls	Chile	(2,608,180)	(1,239,471)	(4,576,224)
		Associate	Fuel consumption	Chile	(206,438)	—	—
76,418,940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(143,303,323)	—	—
		Associate	Loans	Chile	49,032	—	—
		Associate	Gas tolls	Chile	14,109,590	—	—
76,107,186-6	ICT Servicios informáticos Ltda.	Common parent company	Services received	Chile	(431,117)	—	—
		Common parent company	Services rendered	Chile	4,450	—	—
79,913,810-7	Inmb. M. Velasco	Common parent company	Services received	Chile	(93,082)	—	—
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Associate	Energy sales	Chile	8,876	—	—
		Associate	Energy purchase	Chile	(3,554,055)	—	—
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Associate	Energy sales	Chile	48,042	—	—
		Associate	Energy purchase	Chile	(1,919,788)	—	—
			Total		400,163,547	433,616,591	378,305,063

Short-term funds transfers between related parties are structured using current accounts, for which a monthly variable interest rate has been established, based on market conditions. Receivables and payables originated in this way are essentially due in 30 days, automatically renewable for equal periods and amortized based on cash flow generation.

8.2                       Board of directors and key management personnel.

Endesa Chile is managed by Board of Directors composed of nine members, who hold their positions for three years and may be reelected.

The Board of Directors was elected in the Ordinary Shareholders’ Meeting on April 22, 2010.  The Chairman, Vice Chairman and Secretary of the Board were appointed in a Board meeting on April 23, 2010.

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

b)                            Compensation of Directors.

In conformity with article 33 of Law No. 18,046 of the Corporations Law, the compensation of the Board of Directors is set annually by shareholders of Endesa Chile`s shareholders at the Ordinary Shareholders’ Meeting. The benefits described below regarding the methodology used to determine compensation has not changed since 2001.

Accordingly, compensation is determined as follows:

•             UF 55.00 as unconditional fixed monthly compensation, and

•             UF 36.00 for attending each meeting.

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

Directors’ committee

Each member of the Directors’ Committee receives an allowance of UF 121.33 for each meeting attended, with a maximum of twelve meetings per year.

As a result of the enactment of Law No. 20,382 on perfecting of Corporate Governance, there was a merger between the Board of Directors and the Audit Committee.

The following table details the Board of Directors’ compensation for the 2010, 2009 and 2008 years:

		12/31/2010
Name	Position	Period in position	Board of Endesa	Board of Subsidiaries	Directors’ Committee	Audit Committee	Variable based on Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/10 to 12/31/10	44,957	—	—	—	—
Paolo Bondi (1)	Vice Chairman	01/01/10 to 12/31/10	—	—	—	—	—
Jaime Estévez Valencia	Director	01/01/10 to 12/31/10	23,094	—	23,643	752	—
Francesco Buresti (1)	Director	01/01/10 to 12/31/10	—	—	—	—	—
Leonidas Vial Echeverría	Director	01/01/10 to 04/22/10	6,870	—	756	—	—
Gerardo Jofré Miranda	Director	01/01/10 to 02/28/10	5,713	—	2,260	—	—
Borja Prado Eulate	Director	01/01/10 to 04/22/10	5,455	—	—	—	—
José María Calvo-Sotelo Ibañez-Martín (2)	Director	01/01/10 to 12/31/10	40,839	—	756	—	—
Luis de Guindos Jurado	Director	01/01/10 to 12/31/10	25,046	—	—	752	—
Vittorio Corbo	Director	04/22/10 to 12/31/10	14,623	—	—	—	—
Jaime Bauza Bauza	Director	04/22/10 to 12/31/10	14,623	—	20,628	—	—
Felipe Lamarca Claro	Director	04/22/10 to 12/31/10	13,091	—	15,463	—	—
TOTAL			194,311	—	63,506	1,504	—

		12/31/2009
Name	Position	Period in position	Board of Endesa	Board of Subsidiaries	Directors’ Committee	Audit Committee	Variable based on Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/09 to 10/28/09	39,270	—	9,818	—	—
Juan Gallardo Cruces	Vice Chairman	01/01/09 to 03/26/09	—	—	—	—	—
Paolo Bondi (1)	Vice Chairman	07/28/09 to 12/31/09	—	—	—	—	—
Andrea Bertran (1)	Vice Chairman	03/26/09 to 07/28/09	—	—	—	—	—
Francesco Buresti (1)	Director	01/01/09 to 12/31/09	—	—	—	—	—
Pío Cabanillas Alonso (1)	Director	01/01/09 to 03/26/09	—	—	—	—	—
Fernando D’Ornellas Silva	Director	01/01/09 to 07/28/09	12,640	—	—	2,276	—
Jaime Estévez Valencia	Director	01/01/09 to 12/31/09	22,528	—	10,575	3,786	—
Borja Prado Eulate	Director	01/01/09 to 12/31/09	18,000	—	—	2,276	—
Raimundo Valenzuela Lang	Director	01/01/09 to 03/26/09	4,844	—	1,514	—	—
Leonidas Vial Valenzuela	Director	01/01/09 to 12/31/09	22,528	—	—	—	—
José María Calvo-Sotelo Ibañez-Martín (2)	Director	03/26/09 to 12/31/09	—	—	—	—	—
Gerardo Jofré Miranda	Director	04/15/09 to 12/31/09	16,763	—	8,294	—	—
Luis de Guindos Jurado	Director	07/28/09 to 12/31/09	8,523	—	—	754	—
TOTAL			145,096	—	30,201	9,092	—

		12/31/2008
Name	Position	Period in position	Board of Endesa	Board of Subsidiaries	Directors’ Committee	Audit Committee	Variable based on Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/08 to 12/31/08	30,002	—	5,792	—	—
Juan Gallardo Cruces	Vice Chairman	04/02/08 to 12/31/08	—	—	—	—	—
Jaime Estévez Valencia	Director	01/01/08 to 12/31/08	15,341	—	5,063	5,063	—
Leonidas Vial Echeverría	Director	01/01/08 to 12/31/08	15,361	—	—	—	—
Raimundo Valenzuela Lang	Director	01/01/08 to 12/31/08	14,642	—	5,792	—	—
Carlos Torres Vila	Director	01/01/08 to 03/30/08	4,894	—	—	—	—
Enrique García Alvarez	Director	01/01/08 to 03/30/08	4,685	—	—	2,849	—
José Fernández Olano	Director	01/01/08 to 03/30/08	5,399	—	—	2,136	—
Rafael Español Navarro	Director	01/01/08 to 03/30/08	5,399	—	—	—	—
Jose Maria Calvo-Sotelo	Director	01/01/08 to 03/30/08	5,399	—	—	—	—
Borja Prado Eulate	Director	04/02/08 to 12/31/08	9,222	—	—	1,441	—
Fernando D’Ornellas Silva	Director	04/02/08 to 12/31/08	9,961	—	—	2,180	—
Francesco Buresti	Director	04/02/08 to 12/31/08	—	—	—	—	—
Pío Cabanillas Alonso	Director	04/02/08 to 12/31/08	—	—	—	—	—
TOTAL			120,305	—	16,647	13,669	—

(1)                    Messrs. Paolo Bondi, Franceso Buresti, Juan Gallardo Cruces, Andrea Bertran, Pío Cabanillas Alonso waived their salaries as members of the Company’s Board of Directors.

(2)                    During 2010, José María Calvo-Sotelo Ibañez-Martin was paid ThCh$ 19,218 which was accrued in 2009.

c)                            Guarantees established by the Company in favor of the Directors.

The Company has established no guarantees in favor of the Directors.

8.3                       Compensation of key management personnel.

a)                            Compensation received by key management personnel

Members of Upper Management
Chilean Tax ID	Name	Position
23,295,610-0	Joaquín Galindo Vélez	Chief Executive Officer
7,289,154-6	Claudio Iglesis Guillard	Electricity Production Officer
5,899,848-6	Juan Benabarre Benaiges	Engineering, Projects and Research Development Officer
7,893,919-2	José Venegas Maluenda	Trading & Marketing Officer
7,984,912-K	Eduardo Escaffi Johnson	Chief Financial Officer
23,303,647-1	Luis Larumbe Aragón (1)	Planning & Control Officer
9,909,337-4	Pietro Corsi Misle (2)	Human Resources Officer
10,871,675-4	Renato Fernández Baeza	Communications Officer
10,673,365-1	Sebastián Fernández Cox	Energy Planning Officer
6,479,975-4	Carlos Martín Vergara	General Counsel

(1)                        Mr. Larumbe assumed his role as Planning and Control Officer on January 1, 2010

(2)                        Mr. Corsi assumed his role as Human Resources Officer on January 1, 2010

Compensation accrued by key management personnel amounts to ThCh$ 2,440,560 for the year ended December 31, 2010 (ThCh$ 2,804,285 as of December 31, 2009 and ThCh$ 2,490,689 as of December 31, 2008). This compensation includes salaries and estimated benefits, both short-term (yearly bonus) and long-term (principally staff severance indemnity).

Incentive plans for principal executives and managers

Endesa Chile has a yearly bonus plan for its executives based on their ability to accomplished objectives and their individual contribution to the company’s results.  This plan defines a range of bonuses based on each executive’s level within the company’s hierarchy. Bonuses eventually given to executives consist of a certain number of monthly gross salaries.

b)                            Guarantees established by the Company in favor of Endesa Chile Management.

The Company has not established any guarantees in favor of Endesa Chile’s Management.

c)                            *Guarantee clauses: in favor of Management’s personnel.

*Guarantee clauses in case of dismissal or changes of control.

No guarantee clauses exist.

*   Post contract non-competition clause.

No such agreements exist.

8.4                       Compensation plans linked to share price.

The Company has not implemented any share-price-linked compensation plans with the Board of Directors.

9.                            INVENTORIES

As of December 31, 2010 and 2009, this account is detailed as follows:

	Balance as of
Classes of Inventory	12/31/2010	12/31/2009
	ThCh$	ThCh$
Supplies for production	42,139,761	40,179,588
Total	42,139,761	40,179,588

No inventory has been pledged to guarantee debt.

10.                     CURRENT TAX ASSETS AND LIABILITIES

As of December 31, 2010 and 2009, current tax assets are as follows:

	Balance as of
	12/31/2010	12/31/2009
	ThCh$	ThCh$
Monthly provisional tax payments	61,056,195	260,857
VAT credit	18,923,704	39,172,644
Credits for training expenses	77,000	84,684
Other	1,151,251	4,874,113
Total	81,208,150	44,392,298

As of December 31, 2010 and 2009, current tax liabilities are as follows:

	Balance as of
	12/31/2010	12/31/2009
	ThCh$	ThCh$
Income taxes	32,693,179	99,147,311
VAT debit	10,000,664	15,957,390
Other	10,048,348	8,840,731
Total	52,742,191	123,945,432

11.                     INVESTMENT ACCOUNTED FOR USING EQUITY METHOD AND JOINTLY-CONTROLLED COMPANIES.

11.1              Equity method accounted investment in associates.

a)                            The following table details the Group’s investments accounted for using the equity method and their movements during 2010 and 2009:

Movements in investments in associates	Country of origin	Functional Currency	Ownership interest	Balance as of 12/31/09	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Increase (Decrease)	Balance as of 12/31/2010	Provision for negative equity	Balance as of 12/31/2010
Electrogas S.A. (1)	Chile	U.S. Dollar	0.0213%	3,775	1,867	(1,635)	(180)	—	3,827	—	3,827
Inversiones Electrogas S.A.	Chile	Chilean Peso	42.5000%	7,818,937	3,352,867	(3,186,199)	104,080	—	8,089,685	—	8,089,685
Endesa Brasil S.A.	Brazil	Brazilian Reais	40.4485%	551,904,463	90,667,296	(49,912,410)	(19,880,220)	(5,932,398)	566,846,731	—	566,846,731
GNL Quinteros S.A.	Chile	U.S. Dollar	20.0000%	10,127,465	(2,542,879)	—	(569,596)	(4,131,356)	2,883,634	—	2,883,634
GNL Chile S.A. (2)	Chile	U.S. Dollar	33.3300%	—	—	—	—	—	—	1,342,226	—
Endesa Cemsa S.A.	Argentina	Argentine Peso	45.0000%	3,297,780	202,973	—	(406,675)	—	3,094,078	—	3,094,078
Distrilec Inversora S.A. (3)	Argentina	Argentine Peso	0.8900%	944,871	(8,366)	—	(110,050)	(1,063)	825,392	—	825,392
			TOTALS	574,097,291	91,673,758	(53,100,244)	(20,862,641)	(10,064,817)	581,743,347	1,342,226	581,743,347

Movements in investments in associates	Country of origin	Functional Currency	Ownership interest	Balance as of 01/01/2009	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Increase (Decrease)	Balance as of 12/31/2009	Provision for negative equity	Balance as of 12/31/2009
Electrogas S.A. (1)	Chile	U.S. Dollar	0.0213%	4,275	1,632	(1,291)	(841)	—	3,775	—	3,775
Inversiones Electrogas S.A.	Chile	Chilean Peso	42.5000%	9,065,667	2,871,709	(3,202,586)	(915,853)	—	7,818,937	—	7,818,937
Endesa Brasil S.A.	Brazil	Brazilian Reais	40.4485%	497,656,990	96,139,414	(74,292,028)	33,574,679	(1,174,592)	551,904,463	—	551,904,463
GNL Quinteros S.A.	Chile	U.S. Dollar	20.0000%	24,126,683	(825,889)	—	(4,508,852)	(8,664,477)	10,127,465	—	10,127,465
GNL Chile S.A. (2)	Chile	U.S. Dollar	33.3300%	—	—	—	—	—	—	850,871	—
Endesa Cemsa S.A.	Argentina	Argentine Peso	45.0000%	4,592,900	186,494	—	(1,481,614)	—	3,297,780	—	3,297,780
Distrilec Inversora S.A. (3)	Argentina	Argentine Peso	0.8900%	1,256,515	84,476	(33,669)	(362,451)	—	944,871	—	944,871
			TOTALS	536,703,030	98,457,836	(77,529,574)	26,305,068	(9,839,069)	574,097,291	850,871	574,097,291

(1)                        The Group exercises significant influence indirectly through the 42.5% ownership interest held in Inversiones Electrogas S.A. which is the immediate parent company of Electrogas S.A. holding a 99.95% of ownership interest.

(2)                        The provision for negative equity is stated within other non-current non-financial liabilities.

(3)                        Significant influence exists because Enersis, the parent company of Endesa Chile, has a 51.5% interest in Distrilec.

b)                  As of December 31, 2010 and 2009, there were no changes in the interest ownership maintained in associates.

c)                   Additional financial information about the investments in associates

•                               Significant influence investments.

The following tables detail financial information as of December 31, 2010 and 2009 from the financial statements of the companies in which Endesa Chile exercises significant influence:

	December 31, 2010
Significant influence investments	Ownership interest	Long-term assets	Current assets	Long-term liabilities	Current liabilities	Revenue	Ordinary expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00	42,063,375	710,433	35,898,080	—	3,631,967	(3,180,916)	451,051
Inversiones Electrogas S.A.	42.50	—	19,034,552	—	—	8,053,180	(164,082)	7,889,098
Endesa Brasil S.A.	40.45	799,250,363	2,469,692,998	748,074,888	1,336,786,706	1,948,848,504	(1,724,693,580)	224,154,924
Distrilec Inversora S.A.	0.89	1,169,883	92,763,137	1,192,261	—	888,896	(1,828,882)	(939,986)
GNL Quintero S.A.	20.00	43,182,432	548,261,034	15,642,419	561,382,881	46,342,847	(59,057,243)	(12,714,396)
Electrogas S.A.	0.02	6,145,145	36,271,189	8,307,494	16,098,755	15,575,506	(6,788,817)	8,786,689

	December 31, 2009
Significant influence investments	Ownership interest	Long-term assets	Current assets	Long-term liabilities	Current liabilities	Revenue	Ordinary expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00	54,486,842	168,678	47,327,120	—	19,339,396	(18,924,965)	414,431
Inversiones Electrogas S.A.	42.50	—	18,471,729	74,230	—	6,940,967	(184,004)	6,756,963
Endesa Brasil S.A.	40.45	893,078,804	2,406,346,709	577,155,133	1,141,081,701	1,711,404,371	(1,269,421,973)	441,982,398
Distrilec Inversora S.A.	0.89	1,318,727	106,162,474	1,315,925	—	9,520,678	(28,947)	9,491,731
GNL Quintero S.A.	20.00	28,098,229	562,965,213	205,586,895	334,839,224	12,893,075	(17,022,519)	(4,129,444)
Electrogas S.A.	0.02	5,606,476	41,393,766	8,210,466	21,027,132	13,510,320	(5,830,170)	7,680,150

The associates shares are not listed or sold through public exchanges.

The accompanying Appendix No. 3 to these notes to the consolidated financial statements further describes the business activities of the associates, as well as the ownership percentages.

•                               Additional Information

Companhia De Interconexão Energética — CIEN

Upon inception, the line of business of Companhia De Interconexão Energética (CIEN), a subsidiary of our associate Endesa Brasil, was to sell electric power in Argentina and Brazil; however, due to the reduction in the generation limit and the physical guarantee over energy and associated power, the Company is refocusing its business on a payment structure not based on the purchase and sale of energy between countries. Considering the strategic significance of the Company’s assets for the relationship between Brazil and Argentina, the Company has prepared along with the Brazilian Government a new business plan that has changed the Company’s activity from energy sale to energy transmission for the payment of a fixed salary. This plan is in the formalization process and requires the integration of the Company’s transmission lines with those operated by the Brazilian Government.

It is important to note that in prior years the Governments of Argentina and Uruguay formalized with the Company the payment of tolls for the transportation of energy between both countries. Management considers that this situation strengthen the importance of the request made by the Brazilian Government in relation to the approval of the new business plan, and considers this approval likely to occur.  In addition, on June 4, 2010, the Company signed a new seven-month contract for a total amount of US$ 155 million for the transport of energy required by the Argentine Government.

Based on its studies of the different business alternatives, the Company considers it will have no problems to recover all its net assets.  CIEN’s new business model is expected to start operating during 2011.

Cachoeira Dourada S.A.

Cachoeira, a subsidiary of our associate Endesa Brasil, maintains balances receivable of ThCh$ 40,268,000 from Compañía de Electricidad de Goiás (CELG). CELG, a state-owned company of the Brazilian state of Goiás, has recognized the indebted balance and is searching for the best financial alternative to obtain resources to pay its debts. The Group expects a favorable outcome in this negotiation and also expects to recover at least the recorded amount.

d)                  Restrictions on the disposal of associates funds

Endesa Brasil has to comply with some financial covenants which require maintaining a minimum level of equity that restrict the ability to transfer assets.  The Company’s share of restricted net assets at December 31, 2010 pertaining to Endesa Brasil amounts to ThCh$ 198,672,146.

11.2              Jointly-controlled companies.

The following tables detail financial information as of December 31, 2010 and 2009 from the financial statements of the jointly-controlled companies in which Endesa Chile participates that have been used in the consolidation process (proportionally):

	December 31, 2010
	Ownership interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Ordinary expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	7,609,649	99,469,947	7,655,622	642,418	—	(7,186,862)	(7,186,862)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,226,372	9,502,126	1,730,150	943,702	2,122,132	(1,196,978)	925,154
Gas Atacama S.A.	50.00%	111,484,190	291,968,048	138,310,532	43,440,220	334,321,296	(294,331,806)	39,989,490

	December 31, 2009
	Ownership interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Ordinary expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	8,111,503	86,908,393	37,110,402	—	—	(5,994,070)	(5,994,070)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,288,870	10,198,482	1,480,132	876,728	2,327,365	(1,207,963)	1,119,402
Gas Atacama S.A.	50.00%	114,435,232	316,349,774	187,877,000	42,467,600	343,304,368	(319,108,438)	24,195,930

12.                     INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following tables detail the balances within this account as of December 31, 2010 and 2009:

Intangible Assets, Net	12/31/2010	12/31/2009
	ThCh$	ThCh$
Identifiable intangible assets	44,354,510	42,638,575
Development costs	2,262,982	1,653,601
Easements	4,321,031	2,695,227
Water Rights	13,694,355	13,881,704
Concessions	14,200,420	16,641,396
Patents, Registered Trademarks and other Rights	23,121	539,285
Computer Software	5,390,313	5,915,295
Other Identifiable Intangible Assets	4,462,288	1,312,067

Gross Intangible Assets	12/31/2010	12/31/2009
	ThCh$	ThCh$
Identifiable intangible assets, gross	86,429,809	80,874,347
Development costs	3,875,653	1,666,793
Easements	5,025,612	3,256,459
Water Rights	17,212,199	16,822,082
Concessions	39,461,837	39,246,752
Patents, Registered Trademarks and other Rights	25,123	2,236,939
Computer Software	13,419,449	13,569,658
Other Identifiable Intangible Assets	7,409,936	4,075,664

Accumulated Amortization and Impairment	12/31/2010	12/31/2009
	ThCh$	ThCh$
Total Accumulated Amortization and Impairment	(42,075,299)	(38,235,772)
Development costs	(1,612,671)	(13,192)
Easements	(704,581)	(561,232)
Water Rights	(3,517,844)	(2,940,378)
Concessions	(25,261,417)	(22,605,356)
Patents, Registered Trademarks and other Rights	(2,002)	(1,697,654)
Computer Software	(8,029,136)	(7,654,363)
Other Identifiable Intangible Assets	(2,947,648)	(2,763,597)

Intangible assets have experienced the following movements during the 2010 and 2009 periods:

2010

Movements in Intangible Assets	Development costs	Easements	Water rights	Concessions	Patents, Registered Trademarks and other Rights	Computer software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning Balance as of 12/31/2009	1,653,601	2,695,227	13,881,704	16,641,396	539,285	5,915,295	1,312,067	42,638,575
Additions	854,638	479,691	378,822	215,084	—	481,399	3,201,965	5,611,599
Retirements	—	—	—	—	—	(3,313)	—	(3,313)
Amortization (*)	(1,322)	(722)	(349,391)	(2,656,624)	—	(818,506)	(113,431)	(3,939,996)
Exchange differences increase (decrease)	(243,935)	20	(388,157)	563	(1,932)	(10,070)	254	(643,257)
Other increases (decreases)	—	1,146,815	171,377	1	(514,232)	(174,492)	61,433	690,902
Total movements in identifiable intangible assets	609,381	1,625,804	(187,349)	(2,440,976)	(516,164)	(524,982)	3,150,221	1,715,935

Ending Balance Identifiable Intangible Assets as of 12/31/2010	2,262,982	4,321,031	13,694,355	14,200,420	23,121	5,390,313	4,462,288	44,354,510

(*)                         See Note 26 Depreciation and Amortization.

2009

Movements in Intangible Assets	Development costs	Easements	Water rights	Concessions	Patents, Registered Trademarks and other Rights	Computer software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning Balance as of 12/31/2008	17,123	1,420,607	10,452,421	18,751,630	5,310,438	1,546,953	866,830	38,366,002
Additions	—	922,067	—	—	411,575	104,405	125,972	1,564,019
Retirements	—	—	—	—	(17,512)	—	—	(17,512)
Amortization	(1,333)	(557)	(346,002)	(2,110,244)	(226,916)	(448,816)	(235,467)	(3,369,335)
Exchange differences increase (decrease)	(3,461)	(96)	(1,513,556)	—	(907,664)	(13,909)	(66,084)	(2,504,770)
Other increases (decreases)	1,641,272	353,206	5,288,841	10	(4,030,636)	4,726,662	620,816	8,600,171
Total movements in identifiable intangible assets	1,636,478	1,274,620	3,429,283	(2,110,234)	(4,771,153)	4,368,342	445,237	4,272,573

Ending Balance Identifiable Intangible Assets as of 12/31/2009	1,653,601	2,695,227	13,881,704	16,641,396	539,285	5,915,295	1,312,067	42,638,575

Based on estimates and projections available to the Group’s Management, projections of cash flows attributable to intangible assets allow the net value of these assets recorded as of December 31, 2010 to be recovered (see Note 3d). As of December 31, 2010 and 2009 the Company does not have any significate intangible assets.

13.                     Goodwill.

The following table details goodwill that has been allocated to the different Cash Generating Units or groups of Cash Generating Units and its movements during 2010 and 2009:

Company	Beginning Balance 01/01/2010	Additions	Foreign Currency Translation	Final Balance 12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pangue S.A.	3,139,337	—	—	3,139,337
Endesa Costanera S.A.	3,290,092	—	(386,875)	2,903,217
Southern Cone Power Argentina S.A.	2,733,491	—	(321,426)	2,412,065
Hidroeléctrica El Chocón S.A.	14,176,409	—	(1,666,976)	12,509,433
Compañía Eléctrica San Isidro S.A.	1,516,768	—	—	1,516,768
Edegel S.A.	75,920,260	—	(2,989,192)	72,931,068
Emgesa S.A.	4,755,333	—	(94,551)	4,660,782
Gas Atacama S.A.	13,692	—	(1,056)	12,636
Total	105,545,382	—	(5,460,076)	100,085,306

Company	Beginning Balance 01/01/2009	Additions	Foreign Currency Translation	Final Balance 12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pangue S.A.	3,139,337	—	—	3,139,337
Endesa Costanera S.A.	4,556,780	—	(1,266,688)	3,290,092
Southern Cone Power Argentina S.A.	3,779,030	—	(1,045,539)	2,733,491
Hidroeléctrica El Chocón S.A.	19,586,941	—	(5,410,532)	14,176,409
Compañía Eléctrica San Isidro S.A.	1,516,768	—	—	1,516,768
Edegel S.A. (1)	553,603	81,370,212	(6,003,555)	75,920,260
Emgesa S.A.	5,437,195	—	(681,862)	4,755,333
Gas Atacama S.A.	18,756	—	(5,064)	13,692
Total	38,588,410	81,370,212	(14,413,240)	105,545,382

Based on estimates and projections available to Endesa Chile’s Management, projections of cash flows attributable to Cash Generating Units or groups of Cash Generating Units to which goodwill has been allocated support the recoverability of amounts recorded as of December 31, 2010 and 2009 (see Note 3.d).

(1)                        The addition in Edegel originated from an acquisition which took place in October 2009, as further described in Note 22.6.a). Previously, Edegel has been already been consolidated.

14.                     PROPERTY, PLANT AND EQUIPMENT.

a)                            The following tables detail the balances within this account as of December 31, 2010 and 2009:

Classes of Property, Plant and Equipment, Net	12/31/2010	12/31/2009
	ThCh$	ThCh$

Property, Plant and Equipment, Net	4,253,906,589	4,326,989,360
Construction in Progress	608,596,323	536,448,556
Land	78,877,683	60,524,427
Buildings	434,119,630	469,701,385
Plant and Equipment	3,069,395,911	3,204,840,870
IT Equipment	2,415,894	2,644,074
Fixtures and Fittings	2,985,401	6,763,919
Motor Vehicles	998,995	813,545
Other	56,516,752	45,252,584

Classes of Property, Plant and Equipment, Gross	12/31/2010	12/31/2009
	ThCh$	ThCh$

Property, Plant and Equipment, Net	7,214,012,699	7,180,903,160
Construction in Progress	608,596,323	536,448,556
Land	78,877,683	60,524,427
Buildings	603,016,963	636,044,699
Plant and Equipment	5,822,980,365	5,856,864,944
IT Equipment	12,315,903	12,121,154
Fixtures and Fittings	19,289,187	18,887,548
Motor Vehicles	3,493,227	3,370,794
Other	65,443,048	56,641,038

Classes of Accumulated Depreciation and Impairment, Property, Plant and Equipment	12/31/2010	12/31/2009
	ThCh$	ThCh$

Total Accumulated Depreciation and Impairment, Property, Plant and Equipment	(2,960,106,110)	(2,853,913,800)
Buildings	(168,897,333)	(166,343,314)
Plant and Equipment	(2,753,584,454)	(2,652,024,074)
IT Equipment	(9,900,009)	(9,477,080)
Fixtures and Fittings	(16,303,786)	(12,123,629)
Motor Vehicles	(2,494,232)	(2,557,249)
Other	(8,926,296)	(11,388,454)

b)                            Property, Plant and Equipment during 2010 and 2009 is detailed as follows:

Movement 2010	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Movements
Beginning balance as of January 1, 2010	536,448,556	60,524,427	469,701,385	3,204,840,870	2,644,074	6,763,919	813,545	45,252,584	4,326,989,360
Additions	181,369,666	—	—	—	—	—	—	—	181,369,666
Retirements	(56,851)	—	—	(124,642)	(659)	(270)	(6,727)	(7,538)	(196,687)
Depreciation expense	—	—	(14,841,057)	(156,596,319)	(924,609)	(1,176,493)	(277,595)	(1,251,831)	(175,067,904)
Impairment losses recorded on earnings (*)	—	—	—	(397,857)	—	—	—	—	(397,857)
Foreign currency translation	(3,456,617)	(861,803)	(24,307,921)	(50,250,877)	(68,970)	(539,579)	(21,615)	(1,865,613)	(81,372,995)
Other increases (decreases)	(105,708,431)	19,215,059	3,567,223	71,924,736	766,058	(2,062,176)	491,387	14,389,150	2,583,006
Total movements	72,147,767	18,353,256	(35,581,755)	(135,444,959)	(228,180)	(3,778,518)	185,450	11,264,168	(73,082,771)
Ending balance as of December 31, 2010	608,596,323	78,877,683	434,119,630	3,069,395,911	2,415,894	2,985,401	998,995	56,516,752	4,253,906,589

Movement 2009	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Movements
Beginning Balance as of January 1, 2009	462,213,152	56,987,967	557,198,261	3,397,049,290	3,606,127	7,853,672	1,212,948	54,773,201	4,540,894,618
Additions	388,555,957	—	—	—	—	—	—	—	388,555,957
Retirements	—	(4,639)	—	—	(9,967)	—	(54,916)	—	(69,522)
Depreciation expense	—	—	(14,471,283)	(174,260,775)	(1,166,463)	(871,015)	(328,701)	(1,674,503)	(192,772,740)
Impairment losses recorded on earnings (*)	—	—	—	(43,999,600)	—	—	—	—	(43,999,600)
Foreign currency translation	(8,328,806)	(3,731,792)	(82,185,495)	(261,704,168)	(281,061)	(760,511)	(137,722)	(6,969,535)	(364,099,090)
Other increases (decreases)	(305,991,747)	7,272,891	9,159,902	287,756,123	495,438	541,773	121,936	(876,579)	(1,520,263)
Total movements	74,235,404	3,536,460	(87,496,876)	(192,208,420)	(962,053)	(1,089,753)	(399,403)	(9,520,617)	(213,905,258)
Ending balance as of December 31, 2009	536,448,556	60,524,427	469,701,385	3,204,840,870	2,644,074	6,763,919	813,545	45,252,584	4,326,989,360

(*)                       See Note 26: Depreciation, amortization and impairment.

c)                            Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Chile, the construction of the Bocamina II Coal-fired Thermal Plant with capacity of 370 MW stands out among other projects. The project Central Térmica Quintero, consisting primarily of an open-cycle plant will operate similarly as GNL with a diesel fuel plant with capacity of 257 MW. Such project has been completed and put into operation in September 2009. The Canela II Wind Farm Expansion project with 40 wind generators with 60 MW capacity, has been completed and started in operation in December 2009, reinforcing Endesa Chile’s commitment to the environment by developing non-conventional renewable energies (NCREs).

In Colombia, the El Quimbo Hydraulic Plant is being built. This plant will have a reservoir with 400 MW of installed capacity and an annual average generation of approximately 2,216 GWh.

In Peru, the Santa Rosa Open Cycle Thermal Power Plant, with a capacity of 189 MW. This plant will operate using natural gas from Camisea. This project was completed and put in operation in September 2009.

d)                              Finance leases

As of December 31, 2010 and 2009, tangible assets amount to ThCh$ 122,739,956 and ThCh$ 132,693,768, respectively, which are the net book values of the assets under finance leases.

The present values of future payments on finance lease arrangements are detailed below:

	12/31/2010			12/31/2009
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Less than one year	10,627,559	2,055,762	8,571,797	12,798,056	3,166,125	9,631,931
Between 1 and 5 years	37,541,245	8,851,781	28,689,464	54,192,355	12,146,544	50,048,302
More than 5 years	32,304,929	3,209,115	29,095,814	48,383,017	7,089,994	41,293,023
Total	80,473,733	14,116,658	66,357,075	115,373,428	22,402,663	92,970,765

Assets under financing leases are mostly comprised of the following:

1.                             Endesa Chile S.A.: Corresponds to a contract for building an electric transmission line (Ralco-Charrúa 2X220 KV), entered into by the Company and Abengoa Chile S.A. Such contract has a 20-year duration and bears interest at an annual rate of 6.5%.

2.                             Edegel S.A.: Corresponds to contracts for financing the project of converting the Etevensa thermal plant from open-cycle to combined-cycle. Such financing has been entered into by the subsidiary, Instituciones Financieras Banco de Crédito del Perú and BBVA - Banco Continental. Such contracts have an 8-years duration and bear interest at an annual rate of LIBOR plus 2.0% and LIBOR plus 3.0%, respectively, as of December 31, 2010 and 2009, respectively.

e)                            Operating leases

Future payments on operating lease arrangements as of December 31, 2010, 2009 and 2008 are detailed below:

	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Less than one year	1,450,228	1,488,717	1,854,326
Between 1 and 5 years	5,800,911	6,315,471	6,020,093
More than 5 years	7,251,139	7,170,252	6,983,257
Total	14,502,277	14,974,440	14,857,676

f)                              Other information

1.                             As of December 31, 2010 and December 31, 2009, Endesa Chile and subsidiaries maintain commitments to acquire tangible assets totaling ThCh$ 64,771,839 and ThCh$ 221,189,921, respectively.

2.                             As of December 31, 2010 and December 31, 2009, the Group’s fixed assets pledged to guarantee liabilities amounts to ThCh$ 150,728,873 and ThCh$ 261,444,289, respectively (see Note 31).

3.                             The Company and its Chilean and foreign subsidiaries have contracted an all-risk, earthquake and equipment breakdown insurance policy with a limit of ThUS$ 300,000, including coverage for business interruption damages. The premiums for this policy are recorded proportionally by each company within prepaid expenses.

4.                             GasAtacama, in which Endesa Chile has a 50% interest consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased during the final months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of a contract with distributor Emel. On January 25, 2008, a ruling on this matter was issued in arbitration proceedings to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$ 110 million was recorded for this investment.

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

6.                             As a consequence of the earthquake that occurred in Chile on February 27, 2010, certain of the Company’s facilities and equipment were totally or partially damaged.  The impact on the assets is not significant and only the Bocamina and Bocamina II (under construction) plants suffered damages in their infrastructure.

As a result of the above, fixed assets in the amount of ThCh$ 369,643 were retired. In addition, the Company made expenses in relation to repairs and investments in assets for an amount of ThCh$ 9,733,426 in relation to the Bocamina  plant mainly. All the disbursements made are covered by insurance policies in which the deductible is US$ 2,5 million.

It is important to note that Endesa Chile and subsidiaries have the insurance policies required to cover this type of exceptional events. Such policies cover material damages as well as business interruptions. See Note 23.

15.                     DEFERRED TAX.

a)                          The origin of the deferred taxes recorded as of December 31, 2010 and 2009, are detailed as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
Temporary Difference	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred Taxes Relating to Depreciation	50,289,811	55,005,317	310,395,721	314,023,981
Deferred Taxes Relating to Amortization	—	—	7,775,689	6,873,797
Deferred Taxes Relating to Accruals	327,445	595,379	10,307,059	15,800,898
Deferred Taxes Relating to Provisions	22,495,049	13,842,035	4,138,930	63,521
Deferred Taxes Relating Employment Benefit Obligations	599,205	32,238	304,601	805,392
Deferred Taxes Relating to Revaluations of Financial Instruments	262,938	116,452	3,713,378	293,219
Deferred Taxes Relating to Tax Losses	20,955,842	14,874,363	—	—
Deferred Taxes Relating to Others	1,183,393	10,458,342	10,374,461	10,015,811
Deferred Taxes	96,113,683	94,924,126	347,009,839	347,876,619

b)                         The following table details the movements of “Deferred tax” accounts within the consolidated statement of financial position during 2010 and 2009:

Deferred tax movements	Assets	Liabilities
	ThCh$	ThCh$
Balance as of January 1, 2009	110,326,384	399,374,385
Increase (decrease) in Profit and Loss	(672,698)	(22,160,048)
Increase (decrease) in Comprehensive Income	(2,219,677)	133,193
Foreign currency translation	(12,509,883)	(29,470,911)
Balance as of December 31, 2009	94,924,126	347,876,619
Increase (decrease) in Profit and Loss	4,220,797	4,668,087
Increase (decrease) in Comprehensive Income	(407,403)	2,783,820
Foreign currency translation	(2,623,837)	(8,318,687)
Balance as of December 31, 2010	96,113,683	347,009,839

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

c)                          As of December 31, 2010 and 2009, the Group has not recognized deferred tax assets related to tax losses of ThCh$ 2,095,930 and ThCh$ 4,191,442, respectively. See Note 3.m.

Endesa Chile has not recorded deferred tax liabilities related to undistributed net income from subsidiaries, associates and jointly-controlled companies in which the position of control that it exercises over these companies enables it to manage their reversal and it is likely that they will not reverse in the foreseeable future. As of December 31, 2010, the total amount of this unrecorded temporary difference amounted to ThCh$ 245,560,467.

The Group may be subject to income tax audits by tax authorities in their respective countries. These audits are limited to a certain number of tax years and once this period has lapsed, such inspections generally expire. Tax audits, by nature, are often complex and may extend over several years. The following table summarizes the tax periods that are potentially subject to audit:

Country	Period
Chile	2007-2010
Argentina	2006-2010
Colombia	2008-2010
Peru	2007-2010

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

The effect of deferred taxes of components of other comprehensive income for the years 2010, 2009 and 2008, are as follows:

	Balance as of December 31, 2010			Balance as of December 31, 2009			Balance as of December 31, 2008
Deferred tax effects of components of other comprehensive income	Amounts before tax	Income tax expense (benefit)	Amounts after tax	Amounts before tax	Income tax expense (benefit)	Amounts after tax	Amounts before tax	Income tax expense (benefit)	Amounts after tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial assets	(840)	143	(697)	55,354	(9,563)	45,791	(55)	9	(46)
Cash flow hedge	39,403,869	(7,544,962)	31,858,907	215,731,150	(37,339,636)	178,391,514	(333,277,609)	58,245,740	(275,031,869)
Foreign currency translation	(71,162,059)	—	(71,162,059)	(226,884,446)	—	(226,884,446)	156,276,385	—	156,276,385
Actuarial income on defined benefit pension plans	(938,426)	210,906	(727,520)	(1,425,917)	754,710	(671,207)	(1,770,360)	218,879	(1,551,481)

Total	(32,697,456)	(7,333,913)	(40,031,369)	(12,523,859)	(36,594,489)	(49,118,348)	(178,771,639)	58,464,628	(120,307,011)

16.       OTHER FINANCIAL LIABILITIES

As of December 31, 2010 and 2009, this caption is comprised of the following:

	Balance as of December 31, 2010		Balance as of December 31, 2009
Other financial liabilities	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	249,185,637	1,523,141,821	345,355,943	1,791,980,967
Headge derivative instruments (*)	908,928	4,487,602	717,980	2,929,730
Non-hedge derivatives instruments (**)	—	—	420,822	—
Other financial liabilities	2,614,129	11,020,674	2,054,040	12,788,275
Total	252,708,694	1,538,650,097	348,548,785	1,807,698,972

(*)                     See Note 18.2a

(**)              See Note 18.2b

Interest-Bearing Loans

1.                             The short and long-term detail of this account as of December 31, 2010 and 2009 is as follows:

	Balance as of December 31, 2010		Balance as of December 31, 2009
Classes of Interest-Bearing Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	249,185,637	1,523,141,821	345,355,943	1,791,980,967
Bank loans	91,786,851	238,314,148	222,518,093	366,393,195
Unsecured debentures	110,611,465	1,145,282,214	72,450,230	1,239,971,152
Secured debentures	9,522,288	17,703,710	11,023,415	28,559,670
Capital leases	8,571,797	57,785,278	9,631,931	83,338,834
Other loans	28,693,236	64,056,471	29,732,274	73,718,116
Total	249,185,637	1,523,141,821	345,355,943	1,791,980,967

2.                             The following table details bank loans by currency and by maturity as of December 31, 2010 and 2009:

•             Summary of bank loans per currency and maturity.

					Current			Non-current
					Maturity			Maturity
Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	One to Three Months	Three to Twelve Months	Total Current as of 12/31/2010	One to Three Years	Three to Five Years	Five Years or More	Total Non- Current as of 12/31/2010
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	Biannual	2.75%	Unsecured	381,532	18,915,156	19,296,688	2,871,499	95,144,820	—	98,016,319
Peru	US$	Quarterly	2.95%	Unsecured	999,046	16,410,407	17,409,453	11,694,152	6,908,207	21,661,326	40,263,685
Peru	Soles	Quarterly	4.50%	Unsecured	29,485	—	29,485	6,235,814	—	—	6,235,814
Argentina	US$	Biannual	5.24%	Unsecured	5,085,358	17,057,145	22,142,503	4,013,854	—	—	4,013,854
Argentina	Ar$	Biannual	16.76%	Unsecured	14,760,009	13,106,831	27,866,840	15,582,774	—	—	15,582,774
Colombia	CPs	Biannual	6.91%	Unsecured	—	5,041,882	5,041,882	—	74,201,702	—	74,201,702
				Total	21,255,430	70,531,421	91,786,851	40,398,093	176,254,729	21,661,326	238,314,148

					Current			Non-current
					Maturity		Total	Maturity			Total Non-
Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	One to Three Months	Three to Twelve Months	Current as of 12/31/2009	One to Three Years	Three to Five Years	Ten Years or More	Current as of 12/31/2009
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	Biannual	2.22%	Unsecured	370,984	163,384,485	163,755,469	104,732,133	103,684,532	829,651	209,246,316
Peru	US$	Quarterly	5.12%	Unsecured	11,446,321	6,188,337	17,634,658	13,297,208	11,561,913	—	24,859,121
Peru	Soles	Quarterly	4.37%	Unsecured	87,177	—	87,177	19,540,273	—	—	19,540,273
Argentina	US$	Biannual	8.70%	Unsecured	8,324,583	13,621,109	21,945,692	36,113,536	—	—	36,113,536
Argentina	Ar$	Biannual	11.52%	Unsecured	3,963,387	5,538,868	9,502,255	972,164	—	—	972,164
Colombia	CPs	Biannual	12.93%	Unsecured	—	9,592,842	9,592,842	—	75,661,785	—	75,661,785
				Total	24,192,452	198,325,641	222,518,093	174,655,314	190,908,230	829,651	366,393,195

The fair value of current and non-current bank loans amounts to ThCh$ 388,248,122 and ThCh$ 661,136,716 as of December 31, 2010 and 2009, respectively.

•              Bank loans per lender.

										12-31-2010
Taxpayer	Name		Taxpayer	Name	Country	Type	Effective	Nominal	Frequency	Current
ID	of	Country	ID of	of	of	of	Interest	interest	of	Less than	More than	Total
Number	Company	debtor	lender	lender	lender	currency	rate	rate	payment	90 days	90 days	current
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	4.60%	4.52%	Term	27,549	—	27,549
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	US$	3.21%	3.21%	Term	—	3,524,902	3,524,902
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	US$	3.52%	3.52%	Term	—	6,579,812	6,579,812
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	US$	4.12%	4.12%	Term	—	—	—
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	3.80%	3.75%	Term	1,936	—	1,936
0-E	Edegel S.A.A.	Peru	0-E	Banco De Credito	Peru	US$	5.70%	5.70%	Term	—	—	—
0-E	Edegel S.A.A.	Peru	0-E	Banco De Credito	Peru	US$	L3M+2.5%	L3M+2.5%	Quarterly	583,558	1,686,071	2,269,629
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	US$	L3M+3%	L3M+3%	Quarterly	415,488	1,246,464	1,661,952
0-E	Edegel S.A.A.	Peru	0-E	Banco Scotiabank	Peru	US$	L6M+1.25%	L6M+1.25%	Bi-annual	—	3,373,158	3,373,158
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	4.28%	4.21%	Term	—	—	—
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	4.40%	4.33%	Term	—	—	—
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	4.30%	4.23%	Term	—	—	—
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Davivienda	Colombia	CPs	6.99%	6.99%	Annual	—	521,504	521,504
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bancolombia	Colombia	CPs	6.99%	6.99%	Annual	—	373,568	373,568
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bancolombia	Colombia	CPs	6.99%	6.99%	Annual	—	1,230,198	1,230,198
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	BBVA Colombia	Colombia	CPs	6.99%	6.99%	Annual	—	1,363,850	1,363,850
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Banco Santander	Colombia	CPs	6.99%	6.99%	Bi-annual	—	1,552,762	1,552,762
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Santander Río	Argentina	US$	4.67%	4.67%	Term	—	—	—
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Provincia de Buenos Aires	Argentina	US$	5.86%	5.86%	Term	602,549	—	602,549
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Galicia	Argentina	US$	LIBOR+3%	LIBOR+3%	Term	713,260	—	713,260
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Ciudad	Argentina	US$	5.70%	5.70%	Term	—	—	—
0-E	Endesa Costanera S.A.	Argentina	0-E	Credit Suisse International	Argentina	US$	LIBOR+12%	LIBOR+12%	Term	6,596	—	6,596
0-E	Endesa Costanera S.A.	Argentina	0-E	Citibank	Argentina	US$	LIBOR+4.8%	LIBOR+4.8%	Term	614,327	—	614,327
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Nación Argentina	Argentina	Ar$	BAIBOR+5%	BAIBOR+5%	Term	—	1,815,068	1,815,068
0-E	Endesa Costanera S.A.	Argentina	0-E	Mediocredito Italiano	Argentina	Ar$	1.75%	1.75%	Term	—	963,655	963,655
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Santander Río	Argentina	Ar$	16.07%	16.07%	Term	882,153	—	882,153
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Comafi	Argentina	Ar$	15.00%	15.00%	Term	—	—	—
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Itau	Argentina	Ar$	BAIBOR+5%	BAIBOR+5%	Term	2,679,318	—	2,679,318
0-E	Endesa Costanera S.A.	Argentina	0-E	Citibank	Argentina	Ar$	13.80%	13.80%	Term	—	3,705,866	3,705,866
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Galicia	Argentina	Ar$	15.50%	15.50%	Term	1,778,439	—	1,778,439
0-E	Endesa Costanera S.A.	Argentina	0-E	Citibank	Argentina	US$	5.32%	5.32%	Term	381,952	—	381,952
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Galicia	Argentina	US$	6.39%	6.39%	Term	—	277,010	277,010
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Supervielle	Argentina	Ar$	13.80%	13.80%	Term	1,779,852	—	1,779,852
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Ciudad	Argentina	Ar$	15.80%	15.80%	Term	—	954,115	954,115
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Standard	Argentina	Ar$	17.14%	17.14%	Term	1,159,754	—	1,159,754
0-E	Endesa Costanera S.A.	Argentina	0-E	Banco Macro	Argentina	Ar$	16.00%	16.00%	Term	357,808	—	357,808
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	B.N.P. Paribas	U.S.	US$	6.32%	5.98%	Bi-annual	—	821,662	821,662
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Export Development Corpotation Loan	U.S.	US$	Libor+1,0	Libor+1,0	Bi-annual	356,896	335,088	691,984
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Banco Bilbao Vizcaya Argentaria S.A.	U.S.	US$	Libor+0,750	Libor+0,750	Term	24,636	—	24,636
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of Tokyo-Mitsubishi, Ltd.	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Caja Madrid, Caja Madrid Miami Agency	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Banco Santander Central Hispano S.A. N.Y.B.	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Citibank NA ,Nassau, Bahamas Branch	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Ing Bank N.V.	U.S.	US$	Libor+0,750	Libor+0,750	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	San Paolo IMI S.p.A	U.S.	US$	Libor+0,750	Libor+0,750	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	HSBC Bank pic Spanish Branch	U.S.	US$	Libor+0,750	Libor+0,750	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	ABN AMRO Bank	U.S.	US$	Libor+0,750	Libor+0,750	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Instituto de Credito Oficial	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Deutsche Bank AG New York Branch	U.S.	US$	Libor+0,750	Libor+0,750	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Royal Bank of Scotland PLC	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Export Development Corpotation Loan	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	B.N.P. Paribas Panama Branch	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	Banco Español de crédito S.A. N.Y.B.	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,030,000-7	Banco Estado	U.S.	US$	Libor+0,300	Libor+0,300	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of Nova Scotia	U.S.	US$	Libor+0,750	Libor+0,750	Term	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Deutsche Bank	Argentina	US$	3.80%	Libor+3.5%	Term	1,383,337	8,390,068	9,773,405
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Standard Bank	Argentina	US$	3.80%	Libor+3.5%	Term	1,383,337	8,390,068	9,773,405
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Itau - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	22,071	1,095,330	1,117,401
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Standard - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	22,071	1,095,330	1,117,401
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Santander - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	23,732	1,177,774	1,201,506
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Hipotecario - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	19,936	989,330	1,009,266
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Galicia - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	9,493	471,110	480,603
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Itau - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	8,307	412,221	420,528
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Santander - Sindicado	Argentina	Ar$	BPC + 5.75%	BPC + 5.75%	Term	8,307	412,221	420,528

		12-31-2010					12-31-2009
		Non-Current					Current			Non-Current
Taxpayer ID Number	Name of Company	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total non- current
0-E	Chinango S.A.C.	4,901,950	—	—	—	4,901,950	19,996	—	19,996	5,156,948	—	—	—	5,156,948
0-E	Chinango S.A.C.	—	—	—	—	—	1,028,759	—	1,028,759	—	—	—	—	—
0-E	Chinango S.A.C.	—	—	—	—	—	15,962	1,014,199	1,030,161	—	—	—	—	—
0-E	Chinango S.A.C.	—	—	—	—	—	27,890	1,471,230	1,499,120	—	—	—	—	—
0-E	Chinango S.A.C.	1,333,864	—	—	—	1,333,864	1,228	—	1,228	1,403,251	—	—	—	1,403,251
0-E	Edegel S.A.A.	—	—	—	—	—	5,072,753	—	5,072,753	—	—	—	—	—
0-E	Edegel S.A.A.	8,430,354	—	—	—	8,430,354	3,681,430	—	3,681,430	—	10,690,495	—	—	10,690,495
0-E	Edegel S.A.A.	1,577,727	6,908,207	21,661,326	—	30,147,260	1,619,527	—	1,619,527	7,820,494	—	—	—	7,820,494
0-E	Edegel S.A.A.	1,686,071	—	—	—	1,686,071	—	3,652,838	3,652,838	5,476,714	—	—	—	5,476,714
0-E	Edegel S.A.A.	—	—	—	—	—	13,155	—	13,155	2,631,096	—	—	—	2,631,096
0-E	Edegel S.A.A.	—	—	—	—	—	25,609	—	25,609	5,262,192	—	—	—	5,262,192
0-E	Edegel S.A.A.	—	—	—	—	—	27,189	—	27,189	5,086,786	—	—	—	5,086,786
0-E	Emgesa S.A. E.S.P.	—	7,675,010	—	—	7,675,010	—	992,230	992,230	—	7,826,033	—	—	7,826,033
0-E	Emgesa S.A. E.S.P.	—	5,497,818	—	—	5,497,818	—	710,761	710,761	—	5,606,000	—	—	5,606,000
0-E	Emgesa S.A. E.S.P.	—	18,104,904	—	—	18,104,904	—	2,340,613	2,340,613	—	18,461,158	—	—	18,461,158
0-E	Emgesa S.A. E.S.P.	—	20,071,871	—	—	20,071,871	—	2,594,904	2,594,904	—	20,466,830	—	—	20,466,830
0-E	Emgesa S.A. E.S.P.	—	22,852,099	—	—	22,852,099	—	2,954,334	2,954,334	—	23,301,764	—	—	23,301,764
0-E	Endesa Costanera S.A.	—	—	—	—	—	706,604	—	706,604	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	685,119	—	685,119	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	385,930	—	385,930	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	1,034,484	—	1,034,484	—	—	—	—	—
0-E	Endesa Costanera S.A.	4,013,854	—	—	—	4,013,854	2,176,661	—	2,176,661	2,173,458	—	—	—	2,173,458
0-E	Endesa Costanera S.A.	—	—	—	—	—	—	407,548	407,548	—	—	—	—	—
0-E	Endesa Costanera S.A.	2,077,593	—	—	—	2,077,593	686,987	2,668,948	3,355,935	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	—	1,951,134	1,951,134	972,164	—	—	—	972,164
0-E	Endesa Costanera S.A.	—	—	—	—	—	306,929	—	306,929	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	404,479	—	404,479	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	1,730,145	918,786	2,648,931	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	562,347	—	562,347	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	257,554	—	257,554	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	—	1,136,571	1,136,571	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	158,669	—	158,669	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
0-E	Endesa Costanera S.A.	—	—	—	—	—			—					—
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,531,395	1,531,396	—	—	3,062,791	—	901,716	901,716	1,659,304	1,659,304	829,651	—	4,148,259
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,340,104	670,052	—	—	2,010,156	—	759,503	759,503	1,452,034	1,452,035	—	—	2,904,069
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	27,418,295	—	—	27,418,295	—	15,866,003	15,866,003	—	30,540,510	—	—	30,540,510
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	15,335,657	—	—	15,335,657	—	12,675,768	12,675,768	17,110,472	16,594,577	—	—	33,705,049
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	23,235,843	—	—	23,235,843	—	8,241,742	8,241,742	—	25,143,298	—	—	25,143,298
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	15,335,656	—	—	15,335,656	—	10,771,619	10,771,619	17,110,472	16,594,577	—	—	33,705,049
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	15,840,616	15,840,616	17,110,472	—	—	—	17,110,472
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	20,326,059	20,326,059	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	12,672,493	12,672,493	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	10,560,411	10,560,411	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	5,280,206	5,280,206	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	5,280,206	5,280,206	10,139,539	—	—	—	10,139,539
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	4,224,164	4,224,164	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	—	—	5,069,769	—	—	—	5,069,769
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	—	—	12,674,424	—	—	—	12,674,424
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	—	—	10,139,539	—	—	—	10,139,539
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	11,617,921	—	—	11,617,921	—	—	—	5,069,769	12,571,649	—	—	17,641,418
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	—	—	6,970,933	—	—	—	6,970,933
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	—	5,068,997	5,068,997	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	1,508,290	4,437,126	5,945,416	10,564,564	—	—	—	10,564,564
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	1,508,290	4,437,126	5,945,416	10,564,564	—	—	—	10,564,564
0-E	Hidroeléctrica El Chocón S.A.	1,095,330	—	—	—	1,095,330	160,537	3,202,738	3,363,275	12,810,950	—	—	—	12,810,950
0-E	Hidroeléctrica El Chocón S.A.	1,095,330	—	—	—	1,095,330	—	—	—	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	1,177,774	—	—	—	1,177,774			—	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	989,330	—	—	—	989,330			—	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	471,110	—	—	—	471,110			—	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	412,221	—	—	—	412,221			—	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	412,221	—	—	—	412,221			—	—	—	—	—	—

•              Bank loans per lender (Continued)

										12-31-2010
Taxpayer	Name		Taxpayer	Name	Country	Type	Effective	Nominal	Frequency	Current
ID Number	of Company	Country debtor	ID of lender	of lender	of lender	of currency	Interest rate	interest rate	of payment	Less than 90 days	More than 90 days	Total current
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Ciudad	Argentina	Ar$	15.84%	15.84%	Term	10,029	—	10,029
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Citibank	Argentina	Ar$	15.22%	15.22%	Term	729,446	—	729,446
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Frances	Argentina	Ar$	14.93%	14.93%	Term	596,140	—	596,140
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Industrial	Argentina	Ar$	17.20%	17.20%	Term	711,729	—	711,729
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Macro	Argentina	Ar$	17.75%	17.75%	Term	2,391,059	—	2,391,059
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Itau - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Term	245,369	2,314	247,683
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Standard - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Term	539,813	5,092	544,905
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Santander - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Term	392,591	3,703	396,294
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Hipotecario - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Term	196,296	1,851	198,147
0-E	Hidroeléctrica El Chocón S.A.	Argentina	0-E	Galicia - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Term	196,296	1,851	198,147
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	0-E	Pnc Bank	U.S.	US$	3.09%	3.09%	Bi-annual	—	208,031	208,031
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96,963,440-6	Sc Group	Chile	US$	7.50%	7.50%	Annual	—	17,550,375	17,550,375
96,589,170-6	Empresa Eléctrica Pangue S.A.	Chile	0-E	Export Development Corporation	Canada	US$	1.63%	1.63%	Bi-annual	—	—	—

												91,786,851

		12-31-2010					12-31-2009
Taxpayer	Name	Non-Current					Current			Non-Current
ID Number	of Company	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total non- current
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	14,946	—	14,946	—	—	—	—	—
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—			—					—
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—			—					—
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—			—					—
0-E	Hidroeléctrica El Chocón S.A.	—	—	—	—	—			—					—
0-E	Hidroeléctrica El Chocón S.A.	1,226,886	—	—	—	1,226,886			—					—
0-E	Hidroeléctrica El Chocón S.A.	2,699,066	—	—	—	2,699,066			—					—
0-E	Hidroeléctrica El Chocón S.A.	1,962,957	—	—	—	1,962,957			—					—
0-E	Hidroeléctrica El Chocón S.A.	981,478	—	—	—	981,478			—					—
0-E	Hidroeléctrica El Chocón S.A.	981,478	—	—	—	981,478			—					—
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	—	—	—	—	—	—	—	—	225,406	—	—	—	225,406
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	—	—	—	—	—	—	34,965,052	34,965,052	—	—	—	—	—
96,589,170-6	Empresa Eléctrica Pangue S.A.	—	—	—	—	—	370,984	—	370,984	—	—	—	—	—

						238,314,148			222,518,093					366,393,195

Appendix No. 4, section a) includes a detail of the estimate of future cash flows (undiscounted) that the Group will have to pay in relation to the mentioned bank loans.

3.                             The following table details Unsecured Debentures by currency and by maturity as of December 31, 2010 and 2009:

•                               Summary of non-secured liabilities per currency and maturity date

					Current			Non-Current
					Maturity			Maturity
Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	One to Three Months	Three to Twelve Months	Total Current as of 12/31/2010	One to Three Years	Three to Five Years	Five Years or More	Ten Years or More	Total Non- Current as of 12/31/2010
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.36%	Unsecured	14,689,969	—	14,689,969	185,675,099	92,366,575	—	141,090,149	419,131,823
Chile	Ch$	Quarterly	5.19%	Unsecured	1,091,599	6,912,481	8,004,080	10,534,675	11,178,341	74,197,193	301,485,003	397,395,212
Peru	US$	Biannual	6.88%	Unsecured	870,099	3,801,453	4,671,552	—	7,528,779	22,558,691	4,683,530	34,771,000
Peru	Soles	Quarterly	6.60%	Unsecured	378,187	49,456	427,643	12,504,975	8,053,204	4,168,325	4,168,325	28,894,829
Colombia	CPs	Biannual	7.84%	Unsecured	—	82,818,221	82,818,221	—	—	229,794,716	35,294,634	265,089,350

			Total		17,029,854	93,581,611	110,611,465	208,714,749	119,126,899	330,718,925	486,721,641	1,145,282,214

					Current			Non-Current
					Maturity			Maturity
Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	One to Three Months	Three to Twelve Months	Total Current as of 12/31/2009	One to Three Years	Three to Five Years	Five Years or More	Ten Years or More	Total Non- Current as of 12/31/2009
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Biannual	8.22%	Unsecured	15,916,932	—	15,916,932	—	200,772,075	253,415,449	—	454,187,524
Chile	Ch$	Quarterly	4.95%	Unsecured	1,081,503	6,802,729	7,884,232	9,968,809	10,597,098	372,541,881	—	393,107,788
Peru	Soles	Quarterly	6.97%	Unsecured	—	789,504	789,504	4,056,799	4,929,095	22,576,558	—	31,562,452
Peru	US$	Biannual	6.50%	Unsecured	—	314,504	314,504	—	21,627,609	8,770,320	—	30,397,929
Colombia	CPs	Biannual	7.93%	Unsecured	—	47,545,058	47,545,058	—	330,715,459	—	—	330,715,459

			Total		16,998,435	55,451,795	72,450,230	14,025,608	568,641,336	657,304,208	—	1,239,971,152

4.                             The following table details Secured Debentures by currency and by maturity as of December 31, 2010 and 2009:

•                               Summary of secured liabilities per currency and maturity date

					Current			Non-current
					Maturity		Total	Maturity			Total Non-
Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	One to Three Months	Three to Twelve Months	Current as of 12/31/2010	One to Three Years	Three to Five Years	Five Years or More	Current as of 12/31/2010
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	Biannual	6.15%	Secured	—	66,252	66,252	9,367,060	—	—	9,367,060
Peru	Soles	Biannual	6.26%	Secured	4,373,389	5,082,647	9,456,036	4,168,325	4,168,325	—	8,336,650
				Total	4,373,389	5,148,899	9,522,288	13,535,385	4,168,325	—	17,703,710

					Current			Non-current
					Maturity		Total	Maturity			Total Non-
Country Segment	Currency	Type of amortization	Nominal Rate	Guarantee	One to Three Months	Three to Twelve Months	Current as of 12/31/2009	One to Three Years	Three to Five Years	Five Years or More	Current as of 12/31/2009
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	Biannual	6.06%	Secured	—	72,618	72,618	10,141,998	—	—	10,141,998
Peru	Soles	Biannual	6.28%	Secured	—	10,950,797	10,950,797	9,647,352	8,770,320	—	18,417,672
				Total	—	11,023,415	11,023,415	19,789,350	8,770,320	—	28,559,670

The fair value of current and non-current bonds payable, both secured and unsecured, amounts to ThCh$ 1,580,500,960 and ThCh$ 1,681,709,406 as of December 31, 2010 and 2009, respectively.

Secured and unsecured debentures per debtor.

ID debtor	Name of Company	Country debtor	ID of lender	Name of lender	Country lender	Type of currency	Effective Interest rate	Nominal interest rate	Frequency of payment

0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	6.72%	6.72%	Yes
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	6.47%	6.47%	Yes
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	6.09%	6.09%	Yes
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	6.16%	6.16%	Yes
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	6.16%	6.16%	Yes
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	Soles	5.91%	5.91%	Yes
0-E	Chinango S.A.C.	Peru	0-E	Banco Continental	Peru	US$	6.57%	6.06%	Yes
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.31%	6.31%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.28%	6.28%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.75%	6.63%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.50%	6.50%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.44%	6.59%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.63%	6.63%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	Soles	6.59%	6.47%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	US$	6.28%	5.97%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	US$	6.34%	5.97%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	US$	9.00%	6.34%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	US$	7.78%	7.78%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Continental	Peru	US$	7.13%	7.13%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Scotiabank	Peru	US$	6.63%	6.63%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Scotiabank	Peru	US$	6.00%	6.00%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Scotiabank	Peru	US$	6.09%	6.09%	No
0-E	Edegel S.A.A.	Peru	0-E	Banco Scotiabank	Peru	US$	7.28%	7.28%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B10	Colombia	CPs	7.97%	7.74%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos A-10	Colombia	CPs	7.21%	7.03%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B-103	Colombia	CPs	7.33%	7.33%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos A102	Colombia	CPs	8.39%	8.14%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos A5	Colombia	CPs	5.32%	5.22%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B10	Colombia	CPs	8.39%	8.14%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B15	Colombia	CPs	8.29%	8.04%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos A5	Colombia	CPs	9.27%	9.27%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B9	Colombia	CPs	8.09%	7.86%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B12	Colombia	CPs	8.30%	8.05%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos comerciales	Colombia	CPs	4.20%	4.20%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos E5-09	Colombia	CPs	9.27%	9.27%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B7	Colombia	CPs	8.00%	8.00%	No
0-E	Emgesa S.A. E.S.P.	Colombia	0-E	Bonos B72	Colombia	CPs	8.55%	8.55%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of New York Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of New York Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of New York Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile — 264 Serie-F	Chile	Ch$	6.44%	6.20%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of New York Mellon - 144 - A	U.S.	US$	8.50%	8.35%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	0-E	The Bank of New York Mellon - 144 - A	U.S.	US$	8.83%	8.63%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile — 317 Serie-H	Chile	Ch$	7.17%	6.20%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile — 318 Serie-K	Chile	Ch$	3.86%	3.80%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile — 522 Serie-M	Chile	Ch$	4.82%	4.75%	No

		12-31-2010								12-31-2009
		Current				Non-Current				Current				Non-Current
ID debtor	Name of Company	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total non- current

0-E	Chinango S.A.C.	—	—	—	—	—	—	—	—	—	6,218,332	6,218,332	—	—	—	—	—
0-E	Chinango S.A.C.	—	52,430	52,430	4,168,325	—	—	—	4,168,325	—	55,078	55,078	—	4,385,160	—	—	4,385,160
0-E	Chinango S.A.C.	—	—	—	—	—	—	—	—	—	4,431,993	4,431,993	—	—	—	—	—
0-E	Chinango S.A.C.	—	5,030,217	5,030,217	—	—	—	—	—	—	29,644	29,644	5,262,192	—	—	—	5,262,192
0-E	Chinango S.A.C.	117,614	—	117,614	—	4,168,325	—	—	4,168,325	—	123,662	123,662	—	4,385,160	—	—	4,385,160
0-E	Chinango S.A.C.	4,255,775	—	4,255,775	—	—	—	—	—	—	92,088	92,088	4,385,160	—	—	—	4,385,160
0-E	Chinango S.A.C.	—	66,252	66,252	9,367,060	—	—	—	9,367,060	—	72,618	72,618	10,141,998	—	—	—	10,141,998
0-E	Edegel S.A.A.	—	6,578	6,578	—	—	—	4,168,325	4,168,325	—	6,920	6,920	—	—	4,385,160		4,385,160
0-E	Edegel S.A.A.	128,730	—	128,730	—	—	4,168,325	—	4,168,325	—	—	—	—	—	4,385,160	—	4,385,160
0-E	Edegel S.A.A.	75,030	—	75,030	—	3,334,660	—	—	3,334,660	—	78,933	78,933	—	3,508,128	—	—	3,508,128
0-E	Edegel S.A.A.	76,767	—	76,767	4,168,325	—	—	—	4,168,325	—	80,760	80,760	—	4,385,160	—	—	4,385,160
0-E	Edegel S.A.A.	—	29,070	29,070	4,168,325	—	—	—	4,168,325	—	30,582	30,582	—	4,385,160	—	—	4,385,160
0-E	Edegel S.A.A.	—	13,808	13,808	4,168,325	—	—	—	4,168,325	—	14,526	14,526	—	4,385,160	—	—	4,385,160
0-E	Edegel S.A.A.	97,660	—	97,660	—	4,718,544	—	—	4,718,544	—	102,783	102,783	—	4,964,001	—	—	4,964,001
0-E	Edegel S.A.A.	127,919	—	127,919	—	—	4,683,530	—	4,683,530	—	108,963	108,963	4,056,799	—	—	—	4,056,799
0-E	Edegel S.A.A.	100,637	3,746,824	3,847,461	—	—	—	—	—	—	138,506	138,506	—	—	5,070,999		5,070,999
0-E	Edegel S.A.A.	127,923	—	127,923	—	—	—	4,683,530	4,683,530	—	59,148	59,148	—	4,929,095	—	—	4,929,095
0-E	Edegel S.A.A.	—	54,629	54,629	—	4,552,391	—	—	4,552,391	—	143,209	143,209	—	—	4,140,994	—	4,140,994
0-E	Edegel S.A.A.	132,266	—	132,266	—	—	3,824,571	—	3,824,571	—	102,050	102,050	—	—	3,222,567	—	3,222,567
0-E	Edegel S.A.A.	94,171	—	94,171	—	2,976,388	—	—	2,976,388	—	153,978	153,978	—	—	5,070,999	—	5,070,999
0-E	Edegel S.A.A.	142,213	—	142,213	—	—	4,683,530	—	4,683,530	—	83,650	83,650	—	—	5,070,999	—	5,070,999
0-E	Edegel S.A.A.	77,278	—	77,278	—	—	4,683,530	—	4,683,530	—	—	—	—	—	—	—	—
0-E	Edegel S.A.A.	67,692	—	67,692	—	—	4,683,530	—	4,683,530	—	—	—	—	—	—	—	—
0-E	Emgesa S.A. E.S.P.	—	—	—	—	—	—	—	—	—	77,674	77,674	—	—	54,124,027	—	54,124,027
0-E	Emgesa S.A. E.S.P.	—	411,850	411,850	—	—	51,088,180	—	51,088,180	—	313,888	313,888	—	—	42,170,891	—	42,170,891
0-E	Emgesa S.A. E.S.P.	—	2,810,154	2,810,154	—	—	42,837,829	—	42,837,829	—	2,781,270	2,781,270	—	—	9,922,563	—	9,922,563
0-E	Emgesa S.A. E.S.P.	—	78,448	78,448	—	—	9,384,105	—	9,384,105	—	41,039,701	41,039,701	—	—	59,535,375	—	59,535,375
0-E	Emgesa S.A. E.S.P.	—	83,357	83,357	—	—	12,027,617	—	12,027,617	—	98,880	98,880	—	—	12,264,287	—	12,264,287
0-E	Emgesa S.A. E.S.P.	—	449,458	449,458	—	—	38,938,924	—	38,938,924	—	446,152	446,152	—	—	39,705,134	—	39,705,134
0-E	Emgesa S.A. E.S.P.	—	161,483	161,483	—	—	—	13,501,876	13,501,876	—	160,448	160,448	—	—	13,767,556	—	13,767,556
0-E	Emgesa S.A. E.S.P.	—	—	—	—	—	—	—	—	—	1,063,229	1,063,229	—	—	22,876,468	—	22,876,468
0-E	Emgesa S.A. E.S.P.	—	1,108,613	1,108,613	—	—	53,083,052	—	53,083,052	—	1,101,083	1,101,083	—	—	54,127,579	—	54,127,579
0-E	Emgesa S.A. E.S.P.	—	465,607	465,607	—	—	—	21,792,758	21,792,758	—	462,733	462,733	—	—	22,221,579	—	22,221,579
0-E	Emgesa S.A. E.S.P.	—	17,113,595	17,113,595	—	—	—	—	—	—	—	—	—	—	—	—	—
0-E	Emgesa S.A. E.S.P.	—	1,042,712	1,042,712	—	—	22,435,009	—	22,435,009	—	—	—	—	—	—	—	—
0-E	Emgesa S.A. E.S.P.	—	44,319,708	44,319,708	—	—	—	—	—	—	—	—	—	—	—	—	—
0-E	Emgesa S.A. E.S.P.	—	14,773,236	14,773,236	—	—	—	—	—	—	—	—	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	3,161,628	—	3,161,628	—	—	—	94,921,874	94,921,874	3,425,699	—	3,425,699	—	—	102,917,226		102,917,226
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,011,025	—	1,011,025	—	—	—	32,652,675	32,652,675	1,095,470	—	1,095,470	—	—	35,440,766		35,440,766
91,081,000-6	Empresa Nacional de Electricidad S.A.	640,355	—	640,355	—	—	—	13,515,600	13,515,600	693,840	—	693,840	—	—	15,095,048		15,095,048
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,091,599	321,834	1,413,433	1,609,167	2,252,833	12,873,329	12,248,538	28,983,867	1,081,503	314,143	1,395,646	1,256,571	1,884,860	25,832,339		28,973,770
91,081,000-6	Empresa Nacional de Electricidad S.A.	6,513,139	—	6,513,139	185,675,099	—	—	—	185,675,099	7,057,142	—	7,057,142	—	200,772,075	—	—	200,772,075
91,081,000-6	Empresa Nacional de Electricidad S.A.	3,363,822	—	3,363,822	—	92,366,575	—	—	92,366,575	3,644,781	—	3,644,781	—	—	99,962,409	—	99,962,409
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	5,497,845	5,497,845	8,925,508	8,925,508	22,313,773	31,967,591	72,132,380	—	5,421,895	5,421,895	8,712,238	8,712,238	57,413,607		74,838,083
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	673,096	673,096	—	—	—	85,561,441	85,561,441	—	657,013	657,013	—	—	83,760,687		83,760,687
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	419,706	419,706	—	—	39,010,091	171,707,433	210,717,524	—	409,678	409,678	—	—	205,535,248		205,535,248

				120,133,753					1,162,985,924			83,473,645					1,268,530,822

Appendix No. 4, section b) includes a detail of the estimate of future cash flows (undiscounted) that the Group will have to pay in relation to the mentioned secured and non-secured liabilities.

•                  Financial Lease per Debtor

								12-31-2010
								Current			Non-Current
ID	Name of	Country	ID of	Name of	Country of	Type of	Nominal interest	Less than	More than	Total	1 to 3	3 to 5	More than 5	More than	Total non-
debtor	Company	debtor	lender	lender	lender	currency	rate	90 days	90 days	current	years	years	years	10 years	current
91,081,000-6	Endesa S.A. (Chile)	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	—	881,720	881,720	3,004,174	2,342,336	7,325,181	5,083,160	17,754,851
0-E	Edegel	Peru	0-E	Scotiabank	Peru	US$	2.02%	1,877,853	5,562,774	7,440,627	12,096,296	11,246,668	16,687,463	—	40,030,427
96,830,980-3	Gas Atacama S.A.	Chile	96,976,410-5	Gasred S.A.	Chile	US$	8.27%	—	249,450	249,450	—	—	—	—	—

							Total	1,877,853	6,693,944	8,571,797	15,100,470	13,589,004	24,012,644	5,083,160	57,785,278

								12-31-2009
								Current			Non-Current
ID	Name of	Country	ID of	Name of	Country of	Type of	Nominal interest	Less than	More than	Total	1 to 3	3 to 5	More than 5	More than	Total non-
debtor	Company	debtor	lender	lender	lender	currency	rate	90 days	90 days	current	years	years	years	10 years	current
91,081,000-6	Endesa S.A. (Chile)	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	—	897,056	897,056	3,056,426	2,383,077	14,753,667	—	20,193,170
0-E	Edegel	Peru	0-E	Scotiabank	Peru	US$	2.02%	—	8,485,635	8,485,635	28,873,973	9,844,821	24,156,332	—	62,875,126
96,830,980-3	Gas Atacama S.A.	Chile	96,976,410-5	Gasred S.A.	Chile	US$	8.27%	—	249,240	249,240	270,538	—	—	—	270,538

							Total		9,631,931	9,631,931	32,200,937	12,227,898	38,909,999	—	83,338,834

Appendix No. 4, section c) includes a detail of the estimate of future cash flows (undiscounted) that the Group will have to pay in relation to the mentioned financial leases.

•                  Other Loans per Debtor

								12-31-2010
								Current			Non-Current
	Name		ID	Name	Country	Type	Nominal
ID	of	Country	of	of	of	of	interest	Less than	More tha	Total	1 to 3	3 to 5	Total non-
debtor	Company	debtor	lender	lender	lender	currency	rate	90 days	n 90 days	current	years	years	current
0-E	Endesa Costanera S.A.	Argentina	0-E	Mitsubishi (deuda garantizada)	Argentina	US$	7.42%	17,408,628	8,223,739	25,632,367	—	37,523,997	37,523,997
0-E	Endesa Costanera S.A.	Argentina	0-E	Mitsubishi (deuda no garantizada)	Argentina	US$	7.42%	—	—	—	—	12,332,589	12,332,589
0-E	Endesa Costanera S.A.	Argentina	0-E	Other	Argentina	Ar$	9.59%	1,542,295	1,517,680	3,059,975	1,011,826	—	1,011,826
91,081,000-6	Endesa S.A. (Chile)	Chile	N/A	Other	Chile	Ch$	1.58%	—	894	894	—	—	—
96,830,980-3	Gas Atacama S.A.	Chile	N/A	Other	Chile	Ch$		—	—	—	792,809	—	792,809
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$		—	—	—	—	12,395,250	12,395,250

								18,950,923	9,742,313	28,693,236	1,804,635	62,251,836	64,056,471

								12-31-2009
								Current		Non-Current
	Name		ID	Name	Country	Type	Nominal
ID	of	Country	of	of	of	of	interest	More than	Total	1 to 3	3 to 5	Total non-
debtor	Company	debtor	lender	lender	lender	currency	rate	90 days	current	years	years	current
0-E	Endesa Costanera S.A.	Argentina	0-E	Mitsubishi (deuda garantizada)	Argentina	US$	7.42%	11,158,204	11,158,204	8,788,901	7,591,100	16,380,001
0-E	Endesa Costanera S.A.	Argentina	0-E	Mitsubishi (deuda no garantizada)	Argentina	US$	7.42%	11,158,205	11,158,205	22,261,205	19,227,325	41,488,530
0-E	Endesa Costanera S.A.	Argentina	0-E	Other	Argentina	Ar$	9.59%	7,414,204	7,414,204	3,002,567	—	3,002,567
91,081,000-6	Endesa S.A. (Chile)	Chile	N/A	Other	Chile	Ch$	1.58%	1,661	1,661	—	—	—
96,830,980-3	Gas Atacama S.A.	Chile	N/A	Other	Chile	Ch$		—	—	894,018	—	894,018
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$		—	—	11,953,000	—	11,953,000

								29,732,274	29,732,274	46,899,691	26,818,425	73,718,116

Appendix No. 4, section d) includes a detail of the estimate of future cash flows (undiscounted) that the Group will have to pay in relation to the mentioned loans.

5.          Debt designated as hedging instrument.

Of Endesa Chile’s US dollar denominated debt, as of December 31, 2010, ThCh$ 679,999,810 is related to future cash flow hedges for the Group’s US dollar linked operating income (see Note 3.k). As of December 31, 2009, this amount totals ThCh$ 964,291,218.

The following table details movements in “Reserve of cash flow hedges” during 2010, 2009 and 2008 due to exchange differences of this debt:

	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Balance in hedging at the beginning of year	85,798,007	(96,503,511)	169,344,561
Foreign currency differences exchange recorded in net equity	26,100,215	187,292,646	(252,006,999)
Recognition of foreign currency exchange differences in profit or loss	(10,748,334)	(4,991,128)	(13,841,073)

Balance in hedging	101,149,888	85,798,007	(96,503,511)

6.          Other matters.

As of December 31, 2010 and 2009, Endesa Chile had available long-term credit lines totaling ThCh$ 144,776,000 and ThCh$ 152,130,000, respectively.

Several of the company’s debt agreements and some agreements entered into by its subsidiaries include an obligation to comply with certain financial ratios, which is customary for agreements of this nature. This also includes affirmative and negative obligations that require these commitments to be monitored. In addition, the contracts’ default sections include restrictions requiring compliance.

Some of the Company’s debt agreements include cross default clauses.  The syndicated loan maintained by the Company under the law of the State of New York which matures in July 2011 and has not recorded any disbursements up to this date, establishes that cross default can arise as a result of a default in payment, whether of interest or principal, by Endesa Chile or its “Relevant Subsidiaries.”  The syndicated loan maintained by the Company under the law of the State of New York which was entered into in 2008 and matures in 2014, and records payments of US$ 200 million up to this date, does not include any references to subsidiaries and, accordingly, the cross default can only arise from another own debt.  For the acceleration of one or more of the existing loans to occur as a result of cross default arising from another debt, the amount in default must exceed US$ 50 million or the equivalent in other currencies; further, other additional conditions must be met including the expiration of grace periods (if any), and the formal notification of the intention to accelerate the debt by the creditors representing over 50% of the balance indebted under the agreement. In addition, in December 2009, Endesa Chile obtained loans under Chilean laws establishing that cross default can arise only from default by the debtor. In relation to these loans, the amount in default must exceed US$50 million or the equivalent in other currencies.  Since obtainment, these loans have never been disbursed.

For the Company’s bonds recorded with the United States Securities and Exchange Commission (“SEC”) commonly named “Yankee Bonds,” the cross default could arise from another debt maintained by the same company or any of its Chilean subsidiaries regardless of the amount in default provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or the equivalent in other currencies.

The acceleration of the debt due to cross default does not occur automatically but must be requested by the holders of al least 25% of the bonds of a Yankee Bonds series. In addition, the bankruptcy or insolvency of foreign subsidiaries do not have any contractual effects on the Company’s Yankee Bonds.

The Company’s local bonds stipulate that the cross default can only arise from default by the issuer when the balance in default exceeds US$ 50 million or the equivalent in other currencies.  Acceleration must be requested by a board of holders of at least 50% of the bonds of a given serie.

As of December 31, 2010 and 2009, neither Endesa Chile nor any of its subsidiaries have defaulted on the financial obligations summarized here or any other contractual obligations for which a default could give rise to early acceleration of its financial obligations.

17.       RISK MANAGEMENT POLICY.

The Group’s companies are exposed to certain risks that are managed by implementing systems to identify, measure, limit concentration of and supervise risks.

The basic principles outlined by the Group include the following:

•     Compliance with corporate governance standards.

•     Strict compliance with all of the Group`s internal policies.

•     Each business and corporate area defines:

I.          The markets and products, in which they can operate, based on sufficient knowledge and capability to ensure effective risk management.

II.         Criteria regarding third parties.

III.        Authorized operators.

•    Businesses and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•    All of the operations of the businesses and corporate areas are performed within limits approved by the corresponding internal authorities.

•    Businesses, corporate areas, lines of business and companies design risk management controls that are necessary to ensure that transactions in the markets are conducted in accordance with Endesa Chile`s policies, standards and procedures.

17.1. Interest rate risk.

Variations in interest rates alter the fair value of assets and liabilities that accrue interest at a fixed rate, as well as future cash flows from assets and liabilities with a variable interest rate.

The objective of interest rate risk management is to achieve a balanced debt structure that minimizes the cost of debt, with reduced volatility in the income statement.

Complying with the current interest rate hedging policy, the percentage of fixed and/or protected debt over total net debt is 70% as of December 31, 2010.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks. The instruments currently used to comply with this policy are interest rate swaps that set the rate from variable to fixed.

Endesa Chile Group’s financial debt structure according to fixed, protected and variable rates, after contracted derivatives, is the following:

Net position:

	12/31/2010	12/31/2009
	%	%
Fixed interest rate	70	46
Protected interest rate	0	1
Variable interest rate	30	53
Total	100	100

17.2. Exchange rate risk.

Exchange rate risk relates mainly to the following transactions:

•     Debt contracted by the Group’s companies that is denominated in a foreign currency, when the Company’s contribution margin is not highly indexed to such foreign currency.

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

17.3. Commodities risk.

The Endesa Chile Group is exposed to price fluctuation risks of some commodities, mainly through:

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

In order to reduce risk in extreme drought, the Company has designed a commercial policy that defines sales commitment levels consistent with its generation plants’ sound energy capacity in a dry year and includes risk mitigation clauses in some contracts with unregulated clients.

17.4. Liquidity risk.

The Group’s liquidity policy consists of contracting committed long-term credit facilities and temporary financial investments for amounts sufficient to support projected needs for a period that reflects the situation and expectations of debt and capital markets.

These projected needs include net financial debt maturity, after financial derivatives. For more detail regarding the characteristics and conditions of financial debts and financial derivatives see Note 16, Note 18 and Appendix 4, respectively.

As of December 31, 2010, the Endesa Group had liquidity of ThCh$ 333,269,859 in cash and cash equivalents and ThCh$ 144,776,000 in unconditionally available credit lines. As of December 31, 2009, the Group had liquidity of ThCh$ 446,438,229 in cash and cash equivalents and ThCh$ 152,130,000 in unconditionally available credit lines.

17.5. Credit risk.

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

17.6. Risk measurement:

The Endesa Chile Group measures the Value at Risk of its debt and financial derivatives positions with the aim of ensuring that the risk assumed by the company remains consistent with the risk exposure defined by Management, thus restricting volatility in the income statement.

The positions portfolio included in the calculations of the current Value at Risk is composed of:

•     Debt

•     Financial derivatives.

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

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

	Balance as of
Financial positions	12/31/2010	12/31/2009
	ThCh$	ThCh$
Interest rate	20,338,359	16,308,634
Exchange rate	245,827	734,415
Correlation	3,063,908	(813,296)
Total	23,648,094	16,229,753

The Value at Risk positions has changed during 2010 and 2009 based on the maturity/commencement of transactions during the period.

18.       FINANCIAL INSTRUMENTS.

18.1 Classification of financial asset instruments by nature and category

a)     The following table details financial asset instruments, classified by nature and category, as of December 31, 2010 and 2009:

	December 31, 2010
		Financial assets
		at fair value	Investments
	Financial assets	through profit	held to	Loans and	Available-for-sale
	held for trading	and loss	maturity	receivables	financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Derivative instruments	17,551	—	—	—	—	54,650
Other assets of a financial nature	—	—	—	329,710,915	—	—
Total current	17,551	—	—	329,710,915	—	54,650

Equity instruments	—	—	—	—	2,485,615	—
Derivative instruments	91,262	—	—	—	—	25,387,885
Other assets of a financial nature	—	—	—	126,792,241	—	—
Total non-current	91,262	—	—	126,792,241	2,485,615	25,387,885
Total	108,813	—	—	456,503,156	2,485,615	25,442,535

	December 31, 2009
		Financial assets
		at fair value	Investments
	Financial assets	through profit	held to	Loans and	Available-for-sale
	held for trading	and loss	maturity	receivables	financial assets	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Derivative instruments	1,536,089	—	—	—	—	—
Other assets of a financial nature	—	—	—	400,746,342	—	—
Total current	1,536,089	—	—	400,746,342	—	—

Equity instruments	—	—	—	—	2,487,796	—
Derivative instruments	732,253	—	—	—	—	590,622
Other assets of a financial nature	—	—	—	67,047,589	—	—
Total non-current	732,253	—	—	67,047,589	2,487,796	590,622
Total	2,268,342	—	—	467,793,931	2,487,796	590,622

b)         The following table details financial liability instruments, classified by nature and category, as of December 31, 2010 and 2009:

	December 31, 2010
		Financial liabilities at
	Financial liabilities	fair value through profit
	held for trading	and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	—	249,185,637	—
Derivative instruments	—	—	—	908,928
Other liabilities of a financial nature	—	—	603,627,667	—
Total current	—	—	852,813,304	908,928

Interest-bearing loans	—	12,395,250	1,510,746,571	—
Derivative instruments	—	—	—	4,487,602
Other liabilities of a financial nature	—	—	14,759,031	—
Total non-current	—	12,395,250	1,525,505,602	4,487,602
Total	—	12,395,250	2,378,318,906	5,396,530

	December 31, 2009
		Financial liabilities at
	Financial liabilities	fair value through profit
	held for trading	and loss	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	—	345,355,943	—
Derivative instruments	420,822	—	—	717,980
Other liabilities of a financial nature	—	—	466,900,777	—
Total current	420,822	—	812,256,720	717,980

Interest-bearing loans	—	11,953,000	1,780,027,967	—
Derivative instruments	—	—	—	2,929,730
Other liabilities of a financial nature	—	—	20,358,014	—
Total non-current	—	11,953,000	1,800,385,981	2,929,730
Total	420,822	11,953,000	2,612,642,701	3,647,710

18.2     Derivative Instruments

In adhering to its risk management policy, the Endesa Group enters into interest and exchange rate derivatives.

The company classifies its hedges as:

•    Cash flow hedges: Those that hedge the cash flows of the hedged underlying item.

•    Fair values hedges: Those that hedge the fair value of the hedged underlying item.

•    Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)         Assets and liabilities for hedge derivative instruments

As of December 31, 2010 and 2009, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2010				December 31, 2009
	Asset		Liability		Asset		Liability
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	54,650	—	334,843	4,487,602	—	509,760	717,980	2,929,730
Cash flow hedge	54,650	—	334,843	4,487,602	—	509,760	717,980	2,929,730
Exchange rate hedge:	—	25,387,885	574,085	—	—	80,862	—	—
Cash flow hedge	—	25,387,885	574,085	—	—	80,862	—	—
TOTAL	54,650	25,387,885	908,928	4,487,602	—	590,622	717,980	2,929,730

•    General Information Relating to Hedge Derivative Instruments

The following table details the company’s hedge derivative instruments and the associated underlying item:

			12/31/2010	12/31/2009
Detail of Hedging Instruments	Description of Hedging Instruments	Description of Instruments Hedged Against	Fair Value of Instruments Hedged Against	Fair Value of Instruments Hedged Against	Nature of Risks Being Hedged
			ThCh$	ThCh$
SWAP	Interest rate	Bank Loans	(4,822,445)	(2,453,022)	Cash flow
SWAP	Exchange rate	Bank Loans	(519,435)	80,952	Cash flow
SWAP	Exchange rate	Unsecured liabilities (bonds)	25,387,885	—	Cash flow
COLLAR	Interest rate	Bank Loans		(685,018)	Cash flow

For years 2010, 2009 and 2008, the Group had not recognized significant gains or losses for ineffective cash flow hedges

b)         Derivative instrument assets and liabilities at fair value with changes in net income

As of December 31 and 2010, 2009, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2010				December 31, 2009
	Current	Current	Non- Current	Non- Current	Current	Current	Non- Current	Non- Current
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments	17,551	—	91,262	—	1,536,089	420,822	732,253	—

c)         Other information about derivative instruments:

The following table details the Group’s financial derivatives as of December 31, 2010 and 2009, their fair values as well as their notional and contractual values by maturity:

	December 31, 2010
		Notional value
							Subsequent
Financial derivatives	Fair value	Before 1 year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(4,767,795)	16,841,269	—	10,670,628	93,602,000	—	13,385,086	134,498,983
Cash flow hedge	(4,767,795)	16,841,269	—	10,670,628	93,602,000	—	13,385,086	134,498,983
Exchange rate hedge:	24,813,800	7,059,982	4,680,100	—	189,274,583	—	—	201,014,665
Cash flow hedge	24,813,800	7,059,982	4,680,100	—	189,274,583	—	—	201,014,665
Derivatives not designated as hedge accounting	108,813	72,537	—	—	—	—	—	72,537
TOTAL	20,154,818	23,973,788	4,680,100	10,670,628	282,876,583	—	13,385,086	335,586,185

	December 31, 2009
		Notional value
							Subsequent
Financial derivatives	Fair value	Before 1 year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(3,137,950)	37,987,629	24,941,637	25,121,734	1,825,560	101,420,000	—	191,296,560
Cash flow hedge	(3,137,950)	37,987,629	24,941,637	25,121,734	1,825,560	101,420,000	—	191,296,560
Exchange rate hedge:	80,862	—	—	5,071,000	—	—	—	5,071,000
Cash flow hedge	80,862	—	—	5,071,000	—	—	—	5,071,000
Derivatives not designated as hedge accounting	1,847,520	91,970,309	31,945,255	—	—	—	—	123,915,564
TOTAL	(1,209,568)	129,957,938	56,886,892	30,192,734	1,825,560	101,420,000	—	320,283,124

The contractual notional amount of these contracts does not represent the risk assumed by the Group as it is only in response to the basis with which derivative settlements are calculated.

18.3 Fair Value Hierarchies

18.3.1   Financial instruments recognized at fair value in the statement of financial position are classified based on the hierarchies described in Note 3.f .5.

The following table details financial assets and liabilities measured at fair value as of December 31, 2010 and 2009:

		Fair value measured at the end of the reporting period using:
Financial instruments measured at fair value	12/31/2010	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	25,442,535	—	25,442,535	—
Derivatives ot designated as hedge accounting	108,813	—	108,813	—
Long-Term Available-for-Sale Financial Assets	63,327	63,327	—	—
Total	25,614,675	63,327	25,551,348	—

Financial Liabilities

Cash flow hedge derivatives	5,396,530	—	5,396,530	—
Derivatives not designated as hedge accounting	12,395,250	—	—	12,395,250

Total	17,791,780	—	5,396,530	12,395,250

		Fair value measured at the end of the reporting period using:
Financial instruments measured at fair value	12/31/2009	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	590,622	—	590,622	—
Derivatives not designated as hedge accounting	2,268,342	—	2,268,342	—
Long-Term Available-for-Sale Financial Assets	63,918	63,918	—	—
Total	2,922,882	63,918	2,858,964	—

Financial Liabilities
Cash flow hedge derivatives	3,647,710	—	3,647,710	—
Derivatives not designated as hedge accounting	420,822	—	420,822
Interest-bearing loans short-term	11,953,000			11,953,000
Total	16,021,532	—	4,068,532	11,953,000

18.3.2   A rollforward (beginning balance to ending balance) of the financial instruments measured on a recurring basis at fair value using level 3 inputs:

Non-current interest-bearing loans	ThCh$
Balance as of December 31, 2008	2,429,372
Total losses recognized in Finance Profit or Loss	9,523,628
Balance as of December 31, 2009	11,953,000
(Gains) recognized in Finance Profit or Loss	442,250
Balance as of December 31, 2010	12,395,250

19.  TRADE AND OTHER PAYABLES

As of December 31, 2010 and 2009, this account is detailed as follows:

	Current		Non-Current
Trade and other payables	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable	48,857,285	57,135,698	—	—
Other payables	328,620,420	316,736,158	3,738,357	7,569,739
Total accounts payable and other payables	377,477,705	373,871,856	3,738,357	7,569,739

The detail of accounts payable and other payables at December 31, 2010 and 2009 is as follows:

			Non-Current
	Current		1 to 5 years
Trade and other payables	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables for the purchase of energy	118,514,681	45,397,559	—	—
Trade payables for the purchase of fuels and gas	110,816,084	40,229,649	—	—
Accounts payable related to goods and services	64,586,392	223,334,117	—	—
Dividends payable to third parties	48,399,940	36,555,954	—	—
Customers’ advances (mining)	8,877,873	11,377,380	—	—
Agreement with Mitsubishi (LTSA)	3,397,620	—	3,288,535	7,361,867
Other accounts payable	22,885,115	16,977,197	449,822	207,872
Total accounts payable and other payables	377,477,705	373,871,856	3,738,357	7,569,739

The liquidity risk management policy is described in Note 17.4.

20.  OTHERS PROVISIONS.

20.1   Provisions

a)         As of December 31, 2010 and 2009, this account is detailed as follows:

	Current		Non-Current
Provisions	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Legal proceedings provision	5,825,216	7,298,126	9,365,226	9,488,260
Decomissioning, restoration and rehabilitation costs	—	—	10,735,966	10,198,489
Energy and capacity purchase provision	4,318,563	2,581,669	—	—
Suppliers and services provision	20,133,683	8,897,527	—	—
Employee benefits provision	8,259,543	11,585,987	—	578
Other provisions	6,020,377	3,029,915	817,321	473,258
Total	44,557,382	33,393,224	20,918,513	20,160,585

b)         Movements in provisions during 2010 and 2009 is as follows:

	Legal Proceedings	Decomissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Movements in Provisions
Opening balance as at January 1, 2010	16,786,386	10,198,489	26,568,934	53,553,809
Movements in Provisions
Additional Provisions	1,746,972	—	11,621,641	13,368,613
Increase (Decrease) in Existing Provisions	(1,584,616)	555,769	2,369,236	1,340,389
Provision Used	(616,990)	—	(436,662)	(1,053,652)
Increase from Time Value of Money Adjustment	(455,441)	56,434	—	(399,007)
Foreign Currency Translation	(696,576)	(74,726)	(491,977)	(1,263,279)
Other Increases (Decreases)	10,707	—	(81,685)	(70,978)
Total Movements in Provisions	(1,595,944)	537,477	12,980,553	11,922,086
Balance at December 31, 2010	15,190,442	10,735,966	39,549,487	65,475,895

	Legal Proceedings	Decomissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Movements in Provisions
Opening balance as at January 1, 2009	16,318,397	2,347,872	18,330,717	36,996,986
Movements in Provisions
Additional Provisions	10,856,894	8,145,666	(318,365)	18,684,195
Increase (Decrease) in Existing Provisions	(2,157,517)	(65,100)	5,809,135	3,586,518
Provision Used	—	—	(2,474,122)	(2,474,122)
Increase from Time Value of Money Adjustment	26,940	91,233	—	118,173
Foreign Currency Translation	(191,588)	(321,182)	(1,969,698)	(2,482,468)
Other Increases (Decreases)	(8,066,740)	—	7,191,267	(875,473)
Total Movements in Provisions	467,989	7,850,617	8,238,217	16,556,823
Balance at December 31, 2009	16,786,386	10,198,489	26,568,934	53,553,809

20.2         Lawsuits and arbitration proceedings

As of the date of preparation of these consolidated financial statements, the principal lawsuits or arbitration proceedings to which the Group companies are party are detailed as follows:

a)                                          Outstanding lawsuits involving Endesa Chile and Subsidiaries:

1.                                      In 2005, three lawsuits were filed against Endesa Chile, the Treasury (Fisco) and the General Water Board (Dirección General de Aguas or DGA), which are currently being treated as a single proceeding. The lawsuit request the annulment of DGA Resolution 134 that gave Endesa the right to non-consumptive use of water for the Neltume Power Plant project. The lawsuit also request compensation for damages. Alternatively, the lawsuit requests compensation for damages allegedly caused to the plaintiffs by the loss of quality of their properties on the shores of Lake Pirehueico, and by the loss in value of their properties. The defendant has rejected these allegations on the grounds that, among other arguments, the DGA Resolution 134 meets all legal requirements and the exercise by Endesa Chile of this right does not cause any damages to the plaintiffs. At this date, the proceeding is at the stage of receiving evidence by the parties. The amount related to these lawsuits is undetermined.

2.                                      There were five proceedings initiated between 2008 and 2009 against Pangue S.A., a subsidiary of Endesa Chile, where the plaintiffs seek compensation for losses incurred by flooding that, according to the plaintiffs, was caused by the operation of the Pangue S.A. hydroelectric power plant during July 2006. Pangue S.A. responded to such lawsuits arguing that it was in compliance with existing regulations in the operation of the power plant and that it acted with due diligence and care.  Consequently, Pangue S.A. claims that there is no causal relationship between the flooding and the operation of the power plant during the relevant period.  These proceedings were filed in various courts and currently one of them is close to being resolved and two of them are at the discovery stage. In one of the two remaining proceedings, the courts ruled in favor of Pangue S.A., and currently there are pending appeals filed with the court of appeals by the plaintiffs. The remaining proceeding is no longer in effect due to inactivity by the plaintiffs. The amount claimed in the four proceedings that are still in effect is equal to ThCh$ 17,718,704 (US$ 37.86 million) in the aggregate.  As for the proceeding that was closed, it entailed ThCh$ 1,916,466 (US$ 4 million) and is not covered in terms of equity risk by an insurance company. The potential damages arising from the four proceedings that are in effect are covered by insurance.

3.                                      During 2010, several plaintiffs initiated four judicial proceedings against Endesa Chile seeking compensation for flooding of the Bio Bio river in the VIII Region.  In these proceedings, the plaintiffs blame the company for losses attributed to the poor operation of the Ralco hydroelectric power plant during the flooding.  In one of the proceedings, the lawsuit also includes the Public Works Ministry (“MOP”).  In November 2010, the plaintiff withdrew the claim against Endesa but decided to continue it against MOP.  The remaining lawsuits are currently in evidentiary hearing.  The plaintiff has the burden to prove causation between the operation of the Ralco hydroelectric plant and the flooding during the period in question (i.e., that the flooding was caused by poor operation of the plant).  The amount of the three proceedings that are currently in effect against Endesa Chile equals ThCh $ 14,610,043 (US$ 31.21 million).  The proceeding against Endesa Chile that was dismissed by the plaintiff amounted to ThCh$33,751,490 (US$72.11 million). All of the risks arising from these proceedings are covered by an insurance policy.

4.                                      In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, filed separate lawsuits against Endesa Chile and the Dirección General de Aguas (“DGA”), to nullify and void the administrative resolution that granted to Endesa Chile use of the water rights for the Neltume hydroelectric plant, and the administrative resolution that authorized the transfer of the collection point of such rights. The real goal of the plaintiffs is to obtain payment for their water rights that are located in an area of the hydraulic works of the future Neltume hydroelectric power plant.  Endesa Chile has rejected the claims, arguing that the plaintiffs are attempting to unlawfully litigate to prevent the construction of the plant in order to obtain compensation.  The discussion period in the proceeding initiated by Ingeniería y Construcción Madrid S.A has expired and Endesa Chile has responded to the lawsuit in the proceeding initiated by Transportes Silva y Silva Limitada.  The amount involved in these proceedings are undetermined.

5.                                      The Municipalities of Yaguará, Ubalá, Caloto and Puerto Tejeda seek to impose penalties on Emgesa S.A. ESP for failure to file the ICT (Industry and Commerce Tax) tax return in accordance with Law 14 of 1981, which imposes taxes based on revenues, rather than in accordance with Law 56 of 1981, which imposes taxes on generation companies based solely on the installed generation capacity of their plants. The municipalities seek fines of up to 20% of the difference between the taxes paid by the Company and those that the municipalities are claiming. In some of these lawsuits, the court has ordered evidentiary proceedings; in others, the court has called the parties for final presentation of their pleadings, and others are ready for the issuance of a judgment. In the case of Ubalá, the municipality filed an appeal against the first ruling in favor of Emgesa issued by the administrative court (Tribunal Administrativo). Such appeal was also resolved in favor of the Company by the state council (Consejo de Estado). The current total amount involved in these proceedings is approximately US$ 57.70 million.

6.                                      In 2001, the inhabitants of Sibaté, Department of Cundinamarca filed a claim against the Colombian generating subsidiary Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP. and the Corporación Autónoma Regional seeking joint and several damages caused by the pollution of the El Muña reservoir by pumping of polluted water from the Bogotá river by Emgesa S.A. ESP.Emgesa responded that it is not liable for these damages, arguing, among other things, that it receives already polluted water. The initial amount claimed by the plaintiffs was $ 3,000,000,000 thousands of Colombian pesos, which is equivalent to approximately US$ 1,568.21 million. Emgesa S.A. ESP. petitioned to have approximately 60 public and private entities that discharge into the Bogotá River and that have responsibility for the environmental management of this river basin to be brought into the lawsuit. Therefore, the case file (expediente) was sent to the State Council (Consejo de Estado) and the public and private entities have filed petitions in opposition. In June of 2010 the parties were notified of a motion filed by one of the plaintiffs that seeks to declare the Cundinamarca Administrative Court’s rulings for the period after August 1, 2006 null and void.  This request is based on the argument that the court lacks jurisdiction over this proceeding and the Administrative Circuit Courts are the relevant courts to hear class actions. This proceeding is expecting ruling.

7.                                      In 2001, the tax authority in Peru, SUNAT, issued certain tax and penalty resolutions questioning the depreciation of Edegel’s revalued assets. In January of 2002, Edegel filed a petition (recurso de reclamación) against these resolutions, which was declared without merit by the SUNAT.  Edegel filed an appeal before the Tribunal Fiscal de la Nación (National Tax Tribunal), which ruled in favor of Edegel in 2004, confirming (i) Edegel’s right to depreciate the greater value of the asset based on the fact that Edegel had an agreement for legal stability (convenio de estabilidad juridica), and (ii) the non-application of Rule VIII of the Internal Revenue Code as there was no fraud.  The resolution provided that SUNAT must ensure that the revaluation of the assets was not done at an amount greater than market value.  From that date, Edegel has received several notices from SUNAT for determination of the revaluation surplus and the tax amount owed.  In January 2006, a complaint and appeal were filed against the resolution of SUNAT before the Tribunal Fiscal de la Nación, the ruling of which is pending.  The amount of these claims equals approximately US$ 45.43 million.

8.                                      Through resolutions 506 dated March 28, 2005 and 1189 dated July 8, 2005, the Regional Autonomous Corporation of Cundinamarca (CAR) ordered Emgesa S.A. ESP, EEB and Empresa de Acueducto y Alcantarillado de Bogotá to complete work at the El Muña reservoir. The effectiveness of the water concession granted to EMGESA depends, among other conditions, upon the completion of such work. The value of these works amounts to approximately US$ 50 million. Emgesa S.A. ESP has filed before the Administrative Court of Cundinamarca, First Section (Tribunal Administrativo de Cundinamarca, Sección Primera) a petition for annulment and reinstatement of rights against such resolutions. In addition, a petition for annulment and reinstatement of rights has also been filed against the CAR Resolution 849 related to the decontamination of the Tominé reservoir which feeds the Bogotá River, which in turn feeds the El Muña reservoir. CAR Resolutions 506 and 1189 have already been notified and responded to by the CAR as the defendant; the trial stage is pending. In the case of Resolution CAR 849 related to the petition for the annulment and reinstatement of rights, the evidentiary stage has been completed, and the parties are expecting to present their final arguments before judgment is rendered. The amount involved in these proceedings is US$ 90 million.

b)                                          Outstanding lawsuits involving Associates:

Endesa Brasil and Subsidiaries:

1.                                              Meridional Servicios, Emprendimientos y Participaciones (hereinafter, “Meridional”) is a company whose only asset are the rights derived from litigation that it acquired from the construction companies Mistral and CIVEL, which had entered into a contract with Centrais Elétricas Fluminense S.A. (“CELF”) for the construction of civil works. This contract was cancelled by CELF prior to the privatization, that gave rise to the Brazilian distribution associate called AMPLA. Since CELF’s assets were transferred to Ampla in the privatization process, in 1998 Meridional sued Ampla, alleging that such assets were transferred in violation of Meridional’s rights. It should be pointed out that Ampla only acquired assets from CELF, but it is not CELF’s legal successor, because CELF, a State-run company, continues to exist as a separate legal entity. The plaintiff seeks payment of outstanding invoices and contractual damages arising from the cancellation of the contract for construction of civil works. The lower court ruling was in favor of Ampla and appealed by the plaintiff, which was granted.  AMPLA filed new appeal with the purpose of annulling such decision which was accepted and as result, all decisions made in relation to this proceeding since April 2009 were annulled. In December 2009, Meridional’s appeal was amended maintaining the first ruling in favor of AMPLA and the State of Río de Janeiro.  This decision was contested by Meridional through appeal which was declared inadmissible in February 2010. Since May 2010, Meridional has filed different proceedings all of which have been declared to be inadmissible or denied; in addition, Meridional has received fines because it has been deemed to present unsupported proceedings that cause delays.  In July 2010, Meridional filed new requests that were not accepted.  As a result, Meridional filed a petition which was not accepted; in addition, the Court Secretary was ordered not to receive new requests made by Meridional as well as to issue a certificate called “trânsito em julgado” (res judicata). As a result of this decision, on September 13, 2010, Meridional filed a new petition “mandado de segurança” (injunction). The amount involved in this lawsuit is estimated at US$ 430.31 million.

2.                                              In October, 2009 Tractebel Energía S.A. sued CIEN, a Brazilian generation associate, for alleged failure to perform the agreement “Purchase and Sale of 300 MW of firm capacity with associated energy from Argentina” (Contrato de Compra y Venta de 300 MW de Potencia firme con energia asociada proveniente de Argentina)  entered into on October 20, 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — currently, Tractebel Energia S.A.). Tractebel Energia S.A. is asking the court to order CIEN to pay a penalty of R$ 117,666,976.00 (US$ 70.88 millions) plus other fines, for non-availability of “firm capacity and associated energy”, and it asks the court to determine those other fines in the enforcement of the judgment. Non-performance by CIEN was alleged to occur because of the failure of CIEN to guarantee to Tractebel the availability of the firm energy power capacity that was contractually guaranteed to Tractebel, which would allegedly have occurred since March of 2005. In November 2009 CIEN answered the lawsuit, arguing that the non-availability of energy was caused by the “Argentine crisis”, since Argentine is the country from which CIEN imports all the energy that it delivers, when needed, to Tractebel Energia S.A. The defendant also alleges that the “Argentine crisis” was an unexpected event, for which CIEN has no responsibility, and that this situation was even acknowledged by the Brazilian authorities of that period. The lawsuit is in the lower court and at initial stage. On September 1, 2010, the lawsuit was sent to the judge for him to decide whether to grant a motion (despacho saneador) to conclude the parties’ pleadings and initiate the investigation/production of evidence).

3.                                              Lawsuit filed by Furnas Centrais Eletricas S.A. (“Furnas”) and notified on June 15, 2010 based on alleged breach of CIEN’s power purchase Agreement N° 12,399 for the purchase of 700MW of capacity with energy originating from Argentina.  Under the agreement, which was signed on May 5, 1998, CIEN commits itself to purchase energy from the Argentina’s electricity wholesale market (Mercado Eléctrico Mayorista de la República Argentina hereinafter “MEM”) and transport it from the Argentine electric system (Sistema Eléctrico Argentino) to the Brazilian transmission interconnection system (Sistema de Transmissao de Interligacao) at the Itá substation.  The contract has a 20 year term effective June 21, 2000.  On April 11, 2005, CIEN informed Furnas that it will not be able to fulfill the agreement due to events beyond its control, regarded as force majeure.  On April 14, 2005, Furnas notified CIEN that it would reject CIEN’s force majeure claim.  Furnas is requesting the courts order CIEN to pay a R$ 520,280,659 (US$313.42 million) fine contemplated in the contract in case of rescission, as adjusted plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the contracted capacity, and other charges to be determined upon the issuance of the final verdict.  CIEN replied in July of 2010 and Furnas answered in August of 2010.  In October 2010, the parties proposed the courts the production of additional documentary proof without any need at this time to specify what documents would be presented, which will occur during a future phase.

4.                                              In December, 2001 the article of the Federal Constitution, on which AMPLA, our Brazilian distribution associate, relied to argue it was not required to pay certain taxes (COFINS) and pursuant to which AMPLA did not pay tax, was amended. There is an article of the Constitution stating that legislative changes come into force 90 days after their publication. Based on that, AMPLA began to pay the COFINS only as of April, 2002. However, the Brazilian Tax Authorities argue that this article of the Constitution only applies to changes in laws, but not to the Constitution itself, whose changes come into force immediately. Furthermore, the Tax Authorities argue that, by reason of the change in AMPLA’s tax status (earned to accrued) the taxable amount of the COFINS increased during the first semester of 2002. Notice was given of the proceedings in July 2003. The first appealable decision was decided against AMPLA and it filed an appeal in October, 2003. In November, 2007, the appeal was ruled on by the Court of Appeal and the decision was partly favorable to the Treasury in terms of the period in which a change in the Constitution comes into force and partly favorable to AMPLA in terms of the change in the tax status from earned to accrued. In April, 2008, the Ministry of the Treasury filed an appeal against this decision in the Higher Court of Appeal. In October, 2008, AMPLA filed its answer to the appeal and also filed an appeal with the Higher Court to attempt to change that part of the decision that was not favorable to AMPLA. In May, 2009, the Federal Treasury (Hacienda Pública Federal) applied interest to the fine imposed. This new interest arises from an internal administrative act (addressed to the tax authorities but for general application) of the tax authorities and has started to be applied uniformly by the Federal Treasury (SRF). The interest on the fine has been calculated by applying the Selic (Special System of Liquidation and Custody: an adjustment index set by the federal government based on the referential interest rate of the Brazilian Central Bank), as of the month after receiving the Record of Infringement. Consequently, since the Record was received in July, 2003, the Selic corresponds to the interest accumulated as of August 2003, which is 81.42%. In August, 2009, AMPLA was notified that the Special Appeal filed by the company had not been admitted to be heard. AMPLA filed another appeal against this resolution with the President of the Higher Court for Tax Issues. The purpose of this appeal is for the Special Appeal to be received. Both appeals are pending resolution. The amount involved is US$ 95.63 million.

5.                                              In 1998, our Brazilian distribution subsidiary Ampla issued FRNs (bonds) for US$350 million maturing in 2008 in order to finance its investment in Coelce. Such bonds were purchased by Cerj Overseas (a foreign subsidiary of Ampla). The bonds had a special tax treatment according to which no withholding tax (15% or 25%) would be applied to payments of interest abroad, provided that, among other requirements, there was no advanced amortization before the average 96 month amortization deadline. Cerj Overseas obtained financing through a 6-month loan outside Brazil to acquire the bonds. At the end of that period (October 1998), due to problems in obtaining other sources of financing, Cerj Overseas had to obtain re-financing from Ampla, which provided Cerj Overseas with loans in reales. The Brazilian tax authorities argue that the special tax treatment was lost in 1998 because the loans in reales made by Ampla to Cerj Overseas were the equivalent of an advanced amortization of the debt before the 96 month amortization deadline. A Record of Infringement was notified in July 2005. In August, 2005, Ampla filed an appeal with the lower administrative court of appeal and such appeal was rejected. In April 2006, an appeal was filed with the Council of Taxpayers, the intermediate administrative court (Consejo de Contribuyentes). In December, 2007, the Council of Taxpayers ruled completely in favor of Ampla. In January of 2010, Ampla was notified of this favorable decision by the Council of Taxpayers as well as the appeal filed by Hacienda Pública. In February 2010, Ampla presented its arguments against the appeal filed by the tax authorities. The amount of this lawsuit is US$430.35 million.

6.                                                   In 2002, the State of Rio de Janeiro (“RJ”) issued a decree stipulating that the ICMS should be calculated and paid on the 10th, 20th, and 30th days of the same month of the accrual. Due to cash problems, our Brazilian distribution subsidiary Ampla continued to pay the ICMS in accordance with the previous system (payment on the 5th of the month following its accrual). In October 2004, and notwithstanding the existence of an informal agreement with RJ and two separate amnesty laws, RJ notified Ampla of a resolution to collect a fine on late payments. Such resolution was appealed by Ampla in that same year. In February 2007, Ampla was notified of the administrative decision that ratified the fine imposed by RJ. In March 2007, Ampla filed an appeal with the Council of Taxpayers, the intermediate administrative court (Consejo de Contribuyentes). Ampla obtained a temporary ruling (liminar) in its favor, allowing it to file the appeal without the need to make a deposit or post a bond to guarantee 30% of the adjusted amount of the fine. On August 26, 2010, Ampla received notification that the Council of Taxpayers decided against it.  Afterwards, on September 1, 2010, Ampla presented a new appeal to the Full Council (Consejo Pleno, special body of the Council of Taxpayers) to reverse the decision of the Council of Taxpayers.  Ampla is currently awaiting the decision from the Full Council.  The amount of the lawsuit is US$ 97.67 million.

7.                                             Towards the end of 2002, our Brazilian generating associate CGTF filed a petition against the Federal Union seeking to classify the goods imported for the turbo-generator units as corresponding to the item “Other Generating Sets”, in order to be able to avail itself of the 0% rate for Import Tax (II) and for the Tax on Industrialized Products (IPI). The Federal Union argues that the imported goods do not correspond to “Other Generating Sets”. CGTF obtained an incidental resolution in its favor allowing it to clear the goods through customs with a 0% rate, subject to a prior judicial deposit of R$ 56 million (US$ 35.72 million, updated at July, 2009). Also, to avoid expiration of the taxes, the Brazilian federal tax authorities issued a record of tax enforcement that was suspended until the pending lawsuit against the Federal Union is resolved. Regarding the lawsuit, in September 2008, the lower court issued a ruling favorable to CGTF. In May 2010, the Regional Federal Court (“Tribunal Regional Federal”) also ruled in favor of CGTF thereby confirming the decision of the lower court in favor of CGTF and rejecting the appeal filed by the Brazilian tax authorities, classifying CGTF’s goods within the tax concept of “Other Generating Sets.”  This decision became final as the Brazilian tax authorities did not file any appeal with the superior courts.  In September 2009, the temporary resolution that allowed CGTF to clear the goods through customs with a 0% tax rate subject to a legal deposit was confirmed. In November 2009, the Brazilian tax authorities presented a special petition (embargos de declaracion) against such resolution which was resolved in favor of CGTF.  In March 2010, the Brazilian tax authorities filed a special petition against such decision in the Supreme Court of Justice in Brazilia. The amount involved is US$ 43.92 million.

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

21.                    PROVISIONS FOR EMPLOYEE BENEFITS

21.1         General aspects

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

21.2         Details, movements and financial statement presentation

a)                            As of December 31, 2010 and 2009, the balance of post-employment obligations for defined benefits is summarized as follows:

	12/31/2010	12/31/2009
	ThCh$	ThCh$
Post-employment obligations	31,356,333	31,679,864
Total	31,356,333	31,679,864

Current portion	2,703,107	3,448,733

Non-current portion	28,653,226	28,231,131

b)                           The rollforward of the post-employment obligation for years 2010 and 2009 is as follows:

Actuarial value of post-employment obligations	ThCh$
Balance as of January 1, 2009	33,473,278
Current service cost	1,010,135
Interest cost	3,014,451
Actuarial (gains) losses	1,425,917
Foreign currency translation	(2,990,595)
Benefits paid	(4,253,322)
Balance as of December 31, 2009	31,679,864

Current service cost	835,504
Interest cost	2,693,816
Contributions by plant participants	—
Actuarial (gains) losses	938,426
Foreign currency translation	(384,933)
Benefits paid	(4,402,927)
Employee transfer	(3,417)
Balance as of December 31, 2010	31,356,333

As of December 31, 2010, of the total actuarial liability, 37% corresponds to defined-benefit commitments granted by Chilean companies (36% as of December 31, 2009) and 63% to defined-benefit commitments granted by our Colombian subsidiary Emgesa (64% as of December 31, 2009).

c)                      The amounts recorded in consolidated comprehensive income for the year ended December 31, 2010, 2009 and 2008 are as follows:

Total Expense Recognized in Statement of Comprehensive Income	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Current service cost of defined benefit plan	835,504	1,010,135	391,527
Interest cost of defined benefit plan	2,693,816	3,014,451	2,619,725
Total expense recognized in income statement	3,529,320	4,024,586	3,011,252

Recognized actuarial gains and losses	938,426	1,425,917	1,770,360

Total expense recognized in statement of comprehensive income	4,467,746	5,450,503	4,781,612

21.3         Other disclosures

Actuarial hypothesis:

The following hypothesis was used for the actuarial calculation of defined benefit plans as of December 31, 2010 and 2009:

	Chile		Colombia
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Discount rates used	6.5%	6.5%	9.52%	11.59%
Expected rate of salary increases	3.0%	3.0%	4.80%	6.48%
Mortality tables	RV 2004/ RV 85 / RV-04	RV 2004/ RV 85 / RV-04	RV 2008	ISS 1980 -1989

Sensitivity:

As of December 31, 2010, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 2,311,399 (ThCh$ 2,525,322 as of December 31, 2009) if the rate rises and an increase of ThCh$ 2,816,948 (ThCh$ 2,175,461 as of December 31, 2009) if the rate falls.

Future disbursements:

Based on available estimates, forecasted disbursements for defined benefit plans over the next 12 months amount to ThCh$ 2,703,107.

Defined Contributions

Contributions made to defined contribution plans are recorded directly in “personnel expenses” in the accompanying consolidated statement of comprehensive income. Amounts recorded for this concept as of December 31, 2010 totaled ThCh$ 318,953 (ThCh$ 326,655 for the year ended December 31, 2009 and ThCh$ 286,511 for the year ended December 31, 2008).

22.  EQUITY

22.1.          Equity attributable to the parent company’s owners

22.1.1.       Subscribed and paid capital and number of shares

As of December 31, 2010 and 2009 Endesa Chile’s share capital amounts to ThCh$ 1,331,714,085, represented by 8,201,754,580 fully subscribed and paid par value shares that are listed on the following exchanges: Santiago Stock Exchange, Chilean Electronic Stock Exchange, Valparaíso Stock Exchange, New York Stock Exchange (NYSE) and the Latin American Securities Exchange of the Madrid Stock Exchange (LATIBEX). These figures have not experienced any changes during 2010 and 2009.

Share premium relates to premium on the placement prices of the shares issued in 1986 and 1994 for a total of ThCh$ 206,008,557.

22.1.2.       Dividends

At the Board of Directors held on March 26, 2009, the Directors agreed to propose at the Ordinary Shareholders meeting the payment of a final dividend equivalent to 40.00% of the net income for 2008, that is, Ch$ 15.9330 per share.

This proposal changed the Dividend Policy for 2008 which established the payment of a final dividend equivalent to 60% of the net income; this was reported as a material Event on March 26, 2009.  Notwithstanding this change, the final dividend proposed is the highest in the Company’s history and represents a growth of 55% compared to the prior year.

At the ordinary meeting held on February 26, 2010, the Board of Directors agreed to propose at the Ordinary Shareholders meeting to be held on April 22, 2010, the payment of a final dividend equivalent to 35.11% of the net income for 2009, that is, Ch$ 26.84285 per share.

This proposal changed the Dividend Policy for 2009 which established the payment of a final dividend equivalent to 60% of the net income; this was reported as a material Event on February 26, 2010.  At the Ordinary Shareholders Meeting held on April 22, 2010, it was agreed to pay the minimum mandatory dividend along with an additional dividend of Ch$ 26.84285 per share.  This dividend was partially paid during 2009 (Provisional Dividend No. 47) and the remaining balance of Ch$ 17.53050 per share was paid on May 5, 2010 (Final Dividend No. 48).

At the Ordinary Shareholders Meeting of Endesa Chile held on April 22, 2010, shareholders approved as the Company’s dividend policy, which is expected to be complied with in 2010, the payment of a final dividend equivalent to 60% of the net income for 2010. In addition, the Company also intends to pay a provisional dividend equivalent to 15% of the net income as of September 30, 2010 as a debit to the net income for 2010. This dividend would to be paid in December 2010.

At the Board meeting held on October 27, 2010, it was agreed to change in advance the Dividend Policy for 2010. This change states that the payment date of the provisional dividend changes from December 2010 to January 2011. The final dividend for the year 2010 is defined by shareholders during 2011.

Compliance with the aforementioned dividend policy will be conditional upon net income actually obtained, as well as periodic earnings projections issued by the company or the existence of certain conditions, as appropriate.

Here in is a detail of dividends paid in the last years:

Dividend No.	Type of Dividend	Date of Payment	Pesos per Share	Charged to Period
38	Final	04-05-2004	2.30000	2003
39	Final	04-18-2005	4.13000	2004
40	Final	03-30-2006	5.82000	2005
41	Interim	12-22-2006	2.57000	2006
42	Final	05-22-2007	10.84000	2006
43	Interim	12-26-2007	2.19260	2007
44	Final	04-29-2008	11.56470	2007
45	Interim	12-18-2008	5.35120	2008
46	Final	05-11-2009	15.9330	2008
47	Interim	12-16-2009	9.31240	2009
48	Final	05-05-2010	17.53050	2009

22.2.          Foreign currency translation.

The following table details translation adjustments net of taxes in the consolidated statement of financial position and the consolidated statement of change in equity for the years ended December 31, 2010, 2009 and 2008:

Foreign Currency Translation	December 31, 2010	December 31, 2009	December 31, 2008
	ThCh$	ThCh$	ThCh$
Emgesa S.A. E.S.P.	64,784,849	67,512,250	103,890,827
Generandes Perú S.A.	15,363,568	29,786,290	52,423,436
Gasatacama S.A.	(19,072,259)	(11,945,010)	22,137,001
Centrales Hidroeléctricas de Aysén S.A.	(6,362,587)	(3,704,706)	3,783,724
Endesa Argentina S.A.	(11,659,258)	(5,629,151)	11,807,449
Hidroelectrica El Chocón S.A.	(14,257,586)	(12,645,350)	(7,647,814)
Endesa Brasil S.A.	(8,071,149)	9,550,237	(15,086,214)
Other	(877,618)	103,403	(112,536)
TOTAL	19,847,960	73,027,963	171,195,873

22.3.          Capital management.

The Company’s capital management objective is to maintain adequate capitalization levels that will ensure its access to financial markets in order to develop its medium and long-term goals, thus optimizing shareholders’ return and maintaining a solid financial position.

22.4.          Restrictions on the disposal of subsidiary funds.

Certain Company subsidiaries have to comply with some financial ratios and/or covenants which require maintaining a minimum level of equity or contain other restrictions that restrict the ability to transfer or dispose of assets.  The Company’s share of restricted net assets at December 31, 2010 pertaining to the subsidiaries Edegel and Hidroeléctrica el Chocón S.A. amount to ThCh$ 118,127,232 and ThCh$ 59,398,201, respectively.

22.5.          Other reserves.

At December 31, 2010, 2009 and 2008, the nature and balance of other reserves is as follows:

	Balance as of January 1, 2010	Movement 2010	Balance as of December 31, 2010
	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	73,027,963	(53,180,003)	19,847,960
Cash flow hedge	79,113,232	25,086,784	104,200,016
Remeasurement of available for sale financial assets	50,090	(697)	49,393
Other reserves	(727,647,609)	—	(727,647,609)
TOTAL	(575,456,324)	(28,093,916)	(603,550,240)

	Balance as of January 1, 2009	Movement 2009	Balance as of December 31, 2009
	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	171,195,873	(98,167,910)	73,027,963
Cash flow hedge	(96,826,564)	175,939,796	79,113,232
Remeasurement of available for sale financial assets	4,299	45,791	50,090
Other reserves	(727,647,609)	—	(727,647,609)
TOTAL	(653,274,001)	77,817,677	(575,456,324)

	Balance as of January 1, 2008	Movement 2008	Balance as of December 31, 2008
	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	84,113,627	87,082,246	171,195,873
Cash flow hedge	169,086,413	(265,912,977)	(96,826,564)
Remeasurement of available for sale financial assets	4,345	(46)	4,299
Other reserves	(578,428,489)	(149,219,120)	(727,647,609)
TOTAL	(325,224,104)	(328,049,897)	(653,274,001)

• Foreign currency translation differences: This reserve is used to record the currency translation effects that arise from the following:

•    Conversion of subsidiaries whose functional currency is not the Chilean peso (Note 2.5.3), and

•    Valuation of goodwill originating from business acquisitions of subsidiaries whose functional currency is not the Chilean peso (Note 3.c).

• Cash Flow Headge: Represent the effective portion of instruments of transactions designated as cash flow hedges (see Note 3.f.4).

• Remediation of financial assets available for sale: Represent variations in fair value net of the tax effect of investments available for sale. (Note 3.f.1).

• Miscellaneous other reserves:

These reserves correspond mostly to the following:

I.    In conformity with the provisions of Circular No. 456 of the Chilean Superintendence of Securities and Insurance, this heading includes the price-level adjustment over paid-in capital accumulated between the date of transition to IFRS (January 1, 2004) and December 31, 2008.

It is important to note that although the Company adopted IFRS for statutory accounting standard at January 1, 2009, the date of transition to IFRS is the same than as applied by the parent Endesa S.A., that is, January 1, 2004. This relates to the application of the exemption included for these purposes in IFRS 1, First Time Adoption.

II.   Conversion differences existing at the date of transition to IFRS (IFRS 1 exemption “First Time Adoption”).

III. Effects resulting from business combinations under common control, due mainly to the creation of the Endesa Brasil Holding in 2005 and the merger of the Colombian subsidiaries Emgesa and Betania in 2007.

22.6.          Non-controlling interests.

The principal fluctuations on Non-controlling interests during years 2010 and 2009 are explained as follows:

a)         On October 9, 2009, in a market transaction on the Lima Stock Exchange (Peru), Endesa Chile acquired an additional 29.3974% interest on Edegel S.A.A., for a total of ThCh$ 208,922,322 (US$ 375 million). This acquisition resulted in a decrease of minority interest of ThCh$ 127,551,963.

It is important to highlight that this acquisition was approved by the Company’s Board of Directors after their review of external valuations prepared by hired investment banks and internal valuations prepared by Management. The shares were acquired from the Peruvian company Generalima S.A.C., a subsidiary of Endesa Latinoamérica S.A.U., which is a related party to Enersis.

b)         In addition, the negative variation in the “Increase (decrease) through  transfers and other changes” in the statement of changes in equity, is due mainly to the following:

i)  The portion of non-controlling interests in the dividends declared by the consolidated companies; and

ii) The proportion of non-controlling interests in the capital reduction performed by the subsidiary Emgesa S.A. E.S.P. The balance received by non-controlling interests is of ThCh$ 85,231,132 as of December 31, 2010 (ThCh$ 0 as of December 31, 2009 and 2008).

23.       REVENUES.

This account as presented in the accompanying consolidated statements of comprehensive income for the 2010, 2009 and 2008 periods is detailed as follows:

	Balance as of
Revenue	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Energy sales	2,341,244,481	2,346,027,026	2,441,009,414

Other sales	21,964,060	12,085,420	20,557,959
Sales of products and services	21,964,060	12,085,420	20,557,959

Other services provided	34,735,986	48,255,332	69,994,574
Tolls and transmission	5,117,650	3,969,935	30,849,477
Lease of measurement equipment	2,478,737	43,947	2,631,060
Engineering services	15,871,319	19,960,120	14,948,168
Other services	11,268,280	24,281,330	21,565,869

Total Revenue	2,397,944,527	2,406,367,778	2,531,561,947

	Balance as of
Other Operating Income	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Other Income (1)	37,437,927	12,551,577	4,826,492

Total Other Operating Income	37,437,927	12,551,577	4,826,492

(1)   During the current year, the Company has recognized Ch$ 22,226 million in relation to the activation of insurance policies covering the business disruption at the Bocamina Power Plant as a result of the earthquake occurred in Chile on February 27, 2010.  See Note 14.f6.

24.       RAW MATERIALS AND CONSUMABLE USED.

This account as presented in the accompanying consolidated statements of comprehensive income for the 2010, 2009 and 2008 periods is detailed as follows:

	Balance as of
Raw materials and consumable used	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Energy purchased	(236,937,399)	(164,312,507)	(224,432,412)
Cost fuel consumed	(634,777,206)	(587,063,935)	(845,936,200)
Transportation costs	(228,036,184)	(173,035,230)	(187,324,624)
Other variable supplies and services	(91,577,030)	(51,734,217)	(46,759,899)
Total	(1,191,327,819)	(976,145,889)	(1,304,453,135)

25.       EMPLOYEE BENEFITS EXPENSES.

This account as presented in the accompanying consolidated statements of comprehensive income for the 2010, 2009 and 2008 periods is detailed as follows:

	Balance as of
Employee benefits expenses	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Salaries and wages	(74,105,329)	(69,416,433)	(60,538,558)
Post-employment benefit obligation expense	(1,154,457)	(1,336,790)	(678,038)
Social security service and other social charges	(4,697,420)	(4,686,196)	(2,495,872)
Other personnel expenses	(109,143)	(124,903)	(87,321)
Total	(80,066,349)	(75,564,322)	(63,799,789)

26.       DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2010, 2009 and 2008 periods is detailed as follows:

	Balance as of
	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Depreciation	(175,067,904)	(192,772,740)	(182,631,235)
Amortization	(3,939,996)	(3,369,335)	(3,973,340)
Impairment losses financial assets	(308,268)	—	—
Impairment losses fixes assets	(397,857)	(43,999,600)	—
Total	(179,714,025)	(240,141,675)	(186,604,575)

27.       OTHER EXPENSES

This account as presented in the accompanying consolidated statements of comprehensive income for the 2010, 2009 and 2008 periods is detailed as follows:

	Balance as of
Other expenses	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Independent professional services and outsourced	(28,168,817)	(25,687,929)	(25,303,722)
Other supplies and services	(22,480,182)	(23,370,588)	(28,456,360)
Insurance premiums	(14,229,231)	(12,682,484)	(9,233,688)
Other tax and tariffs	(10,821,134)	(19,124,384)	(17,006,971)
Repair and maintenance	(10,916,194)	(13,136,995)	(12,923,921)
Marketing, public relations and advertising	(5,273,660)	(3,229,232)	(2,323,937)
Lease and rental cost	(3,350,773)	(3,029,391)	(2,910,420)
Environmental expenses	(812,294)	(4,516,426)	(3,713,697)
Other supplies	(2,052,353)	(2,350,841)	(2,298,270)
Travel expenses	(546,330)	(596,780)	(1,538,129)
Compensations and fines	(151,193)	(571,999)	(135,005)
Other	(4,875,095)	(2,571,730)	(2,023,595)
Total	(103,677,256)	(110,868,779)	(107,867,715)

28.       FINANCE INCOME AND FINANCE COSTS.

As of December 31, 2010, 2009 and 2008, this caption is comprised of the following:

	Balance as of
Financial income	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	4,716,032	19,525,214	19,801,293
Other finance income	5,367,158	5,790,704	14,521,941
Total financial income	10,083,190	25,315,918	34,323,234

	Balance as of
	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Financial Costs	(142,256,150)	(188,368,384)	(198,439,587)
Bank loans	(27,969,118)	(44,385,051)	(45,642,179)
Secured and unsecured liabilities	(96,485,135)	(110,024,240)	(131,462,656)
Capital leases	(2,735,638)	(3,666,191)	(4,693,442)
Valuation of financial derivatives	(9,733,581)	(4,255,054)	(726,687)
Post-employment benefit obligation expenses	(2,693,816)	(3,014,451)	(2,619,725)
Capitalized finance expenses	11,744,123	4,745,501	4,331,965
Other	(14,382,985)	(27,768,898)	(17,626,863)
Gain (loss) for indexed assets and liabilities	(3,162,695)	9,275,308	(18,950,333)
Foreign Currency Exchange differences, Net	15,618,964	(17,017,325)	(5,828,382)
Positive	33,103,786	28,293,419	42,213,637
Negative	(17,484,822)	(45,310,744)	(48,042,019)
Total Financial Costs	(129,799,881)	(196,110,401)	(223,218,302)
Total Financial Results	(119,716,691)	(170,794,483)	(188,895,068)

29.       INCOME TAX.

Income tax as presented in the accompanying consolidated statements of comprehensive income for the 2010, 2009 and 2008 periods are detailed here in. Also, the following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” to the income tax expense recorded in the accompanying consolidated statement of comprehensive income for 2010, 2009 and 2008:

	Balance as of
Income Tax (Expense) Income	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Current Tax Expense	(207,480,995)	(230,226,472)	(142,840,577)
Tax benefit effect from tax assets not previously recognized	24,136,350	12,155,622	—
Adjustments to Current Tax of Prior Period	583,493	(13,231,189)	(2,588,205)
Other Current Tax Expense	(2,577,120)	(2,799,433)	(6,486,004)
Current Tax Expense, Net, Total	(185,338,272)	(234,101,472)	(151,914,786)

Deferred Tax Expense (Income) Relating to Origination and Reversal of Temporary Differences	949,761	48,513,831	(50,423,200)
Deferred tax expense (income) related to changes in the tax rate or new rates	(2,556,286)	—	—
Tax benefit effect from tax assets not previously recognized	—	1,700,625	—
Other Deferred Tax Income (Expense)	6,980,605	11,418,720	(7,839,619)
Deferred Tax Income (Expense), Net, Total	5,374,080	61,633,176	(58,262,819)
Income Tax Expense	(179,964,192)	(172,468,296)	(210,177,605)

The main temporary diferences are detailed in the Note 15.a.

Reconciliation of Tax Expense Using Statutory Rate with Tax Expense Using Effective Rate	12/31/2010	12/31/2009	12/31/2008
	ThCh$	ThCh$	ThCh$
Tax expense using statutory rate	(147,224,220)	(160,576,672)	(130,510,434)
Tax effect of rates in other jurisdictions	(53,463,847)	(44,211,383)	(35,674,678)
Tax effect of non-taxable revenues	21,617,417	10,333,820	21,915,058
Tax effect of non-tax-deductible expenses	(12,807,498)	(7,419,887)	(13,507,757)
Effect of tax credit on assets not previously recognized	—	2,499,071	—
Tax effect of change in tax rates	(2,556,286)	—	—
Tax effect from under or over provided tax in prior periods	583,493	(7,359,691)	(2,588,205)
Price-level restatement for tax purposes (investments and equity)	13,886,749	34,266,446	(49,811,589)
Total adjustments to tax expense using statutory rate	(32,739,972)	(11,891,624)	(79,667,171)
Income Tax	(179,964,192)	(172,468,296)	(210,177,605)

On July 29, 2010, Law No. 20,455 was enacted in Chile. This law “modifies several legislations with the purpose of obtaining resources intended to finance the country’s reconstruction” and was published in the Official Gazette on July 31, 2010. This law establishes, among others, the transitory increase in the income tax rate for commercial years 2011 and 2012 (to 20% and 18.5%, respectively), going back to the current 17% in 2013.  As a consequence of these transitory changes, as of December 31, 2010 the Company has recorded a deferred income tax expense of ThCh$ 2,556,286.

30.       SEGMENT INFORMATION.

30.1   Segmentation criteria

Endesa Chile develops commercial activities within two basic business lines: electricity generation and other.

Segment information is also structured geographically by country:

• Chile.

• Argentina.

• Peru.

• Colombia.

As the subsidiaries of Endesa Chile are basically aligned along these two business lines, the segment information presented below is based on the financial information of the companies within each segment.

The following table details this segment information for 2010 and 2009:

30.2         Distribution by country

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	604,555,951	546,701,998	71,156,981	118,440,168	154,997,283	256,813,794	50,330,357	54,343,007	(88,013,849)	(33,937,725)	793,026,723	942,361,242
Cash and cash equivalents	226,577,326	240,118,710	18,243,129	24,084,851	74,583,887	160,939,980	13,865,517	21,294,688	—	—	333,269,859	446,438,229
Other current financial assets	17,551	1,536,149	—	—	54,650	—	—	—	—	—	72,201	1,536,149
Other current non-financial assets	1,165,469	3,120,114	2,254,847	2,376,964	1,370,458	1,554,560	1,835,063	2,016,998	—	—	6,625,837	9,068,636
Trade and other current receivables	234,204,175	208,095,823	46,492,629	85,777,052	41,680,862	55,169,859	11,027,554	11,073,405	(82,726,668)	(28,530,633)	250,678,552	331,585,506
Accounts receivable from related companies	41,296,559	30,833,174	2,250,491	2,228,305	32,368,651	32,526,869	8,403,843	8,979,580	(5,287,181)	(5,407,092)	79,032,363	69,160,836
Inventories	24,443,037	18,778,149	1,750,879	3,803,384	4,936,465	6,622,526	11,009,380	10,975,529	—	—	42,139,761	40,179,588
Current tax assets	76,851,834	44,219,879	165,006	169,612	2,310	—	4,189,000	2,807	—	—	81,208,150	44,392,298

NON-CURRENT ASSETS	4,035,355,915	4,041,529,632	280,496,148	238,359,902	1,203,713,202	1,228,326,578	730,619,632	785,935,394	(1,008,339,815)	(1,067,160,136)	5,241,845,082	5,226,991,370
Other non-current financial assets	27,935,909	4,060,933	—	—	—	—	359,977	80,862	—	—	28,295,886	4,141,795
Other non-current non-financial assets	169,241	616,133	9,603,922	9,892,989	1,111,481	1,092,649	—	336,605	—	—	10,884,644	11,938,376
Non-current receivables	1,930,242	2,674,211	121,556,759	61,013,486	2,974,116	3,028,768	—	—	—	—	126,461,117	66,716,465
Non-current accounts receivable from related companies	5,570,592	—	—	—	—	—	—	—	(5,570,592)	—	—	—
Investment accounted for using equity method	1,617,803,876	1,624,673,392	4,330,741	4,698,977	—	1,366	49,494,618	47,596,359	(1,089,885,888)	(1,102,872,803)	581,743,347	574,097,291
Intangible assets other than goodwill	23,757,665	24,887,512	—	—	20,247,206	17,245,016	349,639	506,047	—	—	44,354,510	42,638,575
Goodwill	12,636	13,692	2,453,791	2,780,777	—	—	10,502,214	11,050,603	87,116,665	91,700,310	100,085,306	105,545,382
Property, plant and equipment, net	2,328,835,234	2,362,603,039	130,831,613	147,343,811	1,125,145,217	1,148,817,647	669,094,525	724,212,506	—	(55,987,643)	4,253,906,589	4,326,989,360
Deferred tax assets	29,340,520	22,000,720	11,719,322	12,629,862	54,235,182	58,141,132	818,659	2,152,412	—	—	96,113,683	94,924,126

TOTAL ASSETS	4,639,911,866	4,588,231,630	351,653,129	356,800,070	1,358,710,485	1,485,140,372	780,949,989	840,278,401	(1,096,353,664)	(1,101,097,861)	6,034,871,805	6,169,352,612

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	462,965,283	647,882,824	150,318,585	143,807,722	286,630,051	130,634,275	61,493,965	71,313,577	(418,132)	(12,536,717)	960,989,752	981,101,681
Other current financial liabilities	45,595,637	191,588,501	79,751,906	61,487,491	87,860,103	57,137,900	39,501,048	38,334,893	—	—	252,708,694	348,548,785
Trade and other current payables	245,379,701	295,052,628	28,901,514	29,973,620	86,644,371	28,526,181	16,970,251	20,319,427	(418,132)	—	377,477,705	373,871,856
Accounts payable to related companies	113,936,399	70,396,317	28,374,815	29,954,939	80,508,993	2,477,464	218,586	262,056	—	(12,536,717)	223,038,793	90,554,059
Other short-term provisions	38,883,784	29,412,247	2,553,179	1,163,928	22,520	26,684	3,097,899	2,790,365	—	—	44,557,382	33,393,224
Current tax liabilities	15,109,942	57,763,208	10,335,320	20,817,793	26,604,320	37,298,367	692,609	8,066,064	—	—	52,742,191	123,945,432
Current provisions for employee benefits	—	367,702	—	—	2,703,107	3,081,031	—	—	—	—	2,703,107	3,448,733
Other current non-financial liabilities	4,059,820	3,302,221	401,851	409,951	2,286,637	2,086,648	1,013,572	1,540,772	—	—	7,761,880	7,339,592

NON-CURENT LIABILITIES	1,187,582,184	1,327,762,291	104,587,509	122,228,745	356,958,221	424,071,893	319,926,947	358,335,279	—	850,871	1,969,054,861	2,233,249,079
Other non-current financial liabilities	960,209,729	1,102,640,629	70,465,040	98,646,588	339,291,052	406,377,244	168,684,276	200,034,511	—	—	1,538,650,097	1,807,698,972
Other non-current payables	3,595,688	7,569,739	—	—	142,669	—	—	—	—	—	3,738,357	7,569,739
Other long-term provisions	9,797,457	9,246,973	—	—	348,770	430,975	10,772,286	10,482,637	—	—	20,918,513	20,160,585
Deferred tax liabilities	194,971,475	187,209,772	11,567,979	12,848,716	—	—	140,470,385	147,818,131	—	—	347,009,839	347,876,619
Non-current provisions for employee benefits	11,477,496	10,967,457	—	—	17,175,730	17,263,674	—	—	—	—	28,653,226	28,231,131
Other non-current non-financial liabilities	7,530,339	10,127,721	22,554,490	10,733,441	—	—	—	—	—	850,871	30,084,829	21,712,033

EQUITY	2,989,364,399	2,612,586,515	96,747,035	90,763,603	715,122,213	930,434,204	399,529,077	410,629,545	(1,095,935,532)	(1,089,412,015)	3,104,827,192	2,955,001,852
Equity attributable to owners of the parent	2,989,364,399	2,612,586,515	96,747,035	90,763,603	715,122,213	930,434,204	399,529,077	410,629,545	(1,095,935,532)	(1,089,412,015)	2,376,486,878	2,069,085,642
Issued capital	2,071,332,977	2,053,251,884	84,324,737	84,324,737	142,906,410	259,460,190	164,297,758	164,297,758	(1,131,147,797)	(1,229,620,484)	1,331,714,085	1,331,714,085
Retained earnings	1,086,680,565	1,063,866,422	9,412,264	4,731,041	149,784,385	138,029,796	23,141,069	21,916,044	173,296,193	(121,723,979)	1,442,314,476	1,106,819,324
Share premium	206,008,557	206,008,557	—		—		—		—		206,008,557	206,008,557
Other reserves	(374,657,700)	(710,540,348)	3,010,034	1,707,825	422,431,418	532,944,218	212,090,250	224,415,743	(138,083,928)	989,580,057	(603,550,240)	(575,456,324)

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	728,340,314	885,916,210

TOTAL LIABILITIES AND EQUITY	4,639,911,866	4,588,231,630	351,653,129	356,800,070	1,358,710,485	1,485,140,372	780,949,989	840,278,401	(1,096,353,664)	(1,101,097,861)	6,034,871,805	6,169,352,612

Country	Chile			Argentina			Colombia
	12/31/2010	12/31/2009	31/12/2008	12/31/2010	12/31/2009	31/12/2008	12/31/2010	12/31/2009	31/12/2008
STATEMENT OF COMPREHENSIVE INCOME	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$
REVENUES	1,365,105,132	1,408,648,700	1,642,193,363	352,358,228	296,577,889	284,227,984	507,515,749	500,964,413	401,470,271
Sales	1,335,157,533	1,402,468,862	1,640,570,255	345,706,935	293,388,675	284,077,914	507,137,563	500,829,922	401,257,389
Energy sales	1,286,727,887	1,349,609,938	1,551,765,705	345,706,935	293,388,675	284,077,914	506,194,881	500,175,971	400,576,991
Other sales	21,964,060	12,085,420	20,557,959	—	—	—	—	—	—
Other services rendered	26,465,586	40,773,504	68,246,591	—	—	—	942,682	653,951	680,398
Other operating income	29,947,599	6,179,838	1,623,108	6,651,293	3,189,214	150,070	378,186	134,491	212,882

RAW MATERIALS AND CONSUMABLE USED	(666,598,837)	(511,525,081)	(871,071,579)	(267,824,397)	(208,539,466)	(206,239,901)	(176,663,972)	(184,067,482)	(128,688,480)
Energy purchases	(139,373,210)	(52,310,897)	(134,937,913)	(9,296,132)	(9,375,553)	(12,067,418)	(72,764,711)	(91,955,452)	(47,123,986)
Fuel consumption	(318,644,651)	(345,815,766)	(606,488,766)	(242,853,893)	(180,160,003)	(179,081,276)	(27,780,401)	(20,572,023)	(10,740,338)
Transport expenses	(161,189,862)	(107,314,035)	(122,589,953)	(3,636,524)	(5,363,800)	(4,689,649)	(50,431,204)	(46,663,960)	(45,787,546)
Other variable supplies and services	(47,391,114)	(6,084,383)	(7,054,947)	(12,037,848)	(13,640,110)	(10,401,558)	(25,687,656)	(24,876,047)	(25,036,610)

CONTRIBUTION MARGIN	698,506,295	897,123,619	771,121,784	84,533,831	88,038,423	77,988,083	330,851,777	316,896,931	272,781,791

Other work performed by entity and capitalized	9,438,604	—	—	—	—	—	688,024	517,847	330,981
Employee benefit expenses	(47,481,482)	(47,297,737)	(41,412,214)	(14,203,774)	(10,769,163)	(8,817,954)	(12,219,664)	(10,959,497)	(7,918,996)
Other expenses	(56,347,912)	(59,936,002)	(63,058,897)	(10,468,810)	(11,675,874)	(11,200,880)	(21,201,983)	(19,127,781)	(17,815,369)

GROSS OPERATING RESULTS	604,115,505	789,889,880	666,650,673	59,861,247	65,593,386	57,969,249	298,118,154	287,327,500	247,378,407

Depreciation, amortization and impairment losses	(87,465,453)	(142,769,951)	(99,126,294)	(17,458,911)	(22,642,765)	(20,684,846)	(36,580,792)	(36,516,121)	(30,560,196)

OPERATING INCOME	516,650,052	647,119,929	567,524,379	42,402,336	42,950,621	37,284,403	261,537,362	250,811,379	216,818,211

FINANCIAL RESULTS	(63,512,012)	(90,259,866)	(90,806,782)	(5,959,482)	(27,712,641)	(25,609,868)	(35,915,163)	(42,513,775)	(43,391,504)
Financial income	4,783,075	9,778,252	25,601,060	1,598,337	2,466,727	3,173,056	3,440,657	11,968,380	5,364,390
Financial costs	(70,966,662)	(91,926,644)	(120,467,287)	(16,672,829)	(16,457,318)	(13,908,953)	(39,278,398)	(54,646,985)	(48,548,045)
Gain (loss) for indexed assets and liabilities	(3,162,695)	9,275,308	(18,950,333)	—	—	—	—	—	—
Foreign currency exchange differences	5,834,270	(17,386,782)	23,009,778	9,115,010	(13,722,050)	(14,873,971)	(77,422)	164,830	(207,849)
Gains	12,260,890	28,981,945	54,434,939	19,849,580	1,904,563	1,406,927	188,272	263,663	128,111
Losses	(6,426,620)	(46,368,727)	(31,425,161)	(10,734,570)	(15,626,613)	(16,280,898)	(265,694)	(98,833)	(335,960)

Share of the profit (loss) of associate accounted for using the equity method	82,101,109	88,336,170	73,631,341	202,973	186,494	363,873	—	—	—
Gains (losses) from other investments	272,686	(55,494)	—	—	—	—	—	(34,772)	252,022
Gains (losses) on sale of property, plant and equipment	38,060	60,233	654,395	—	—	—	1,127,732	83,708	167,699

NET INCOME BEFORE TAX	535,549,895	645,200,972	551,003,333	36,645,827	15,424,474	12,038,408	226,749,931	208,346,540	173,846,428

Income tax	(69,022,643)	(75,013,447)	(133,715,307)	(13,352,066)	(6,168,376)	(4,511,350)	(76,652,558)	(69,788,953)	(57,450,682)

NET INCOME FROM CONTINUING OPERATIONS	466,527,252	570,187,525	417,288,026	23,293,761	9,256,098	7,527,058	150,097,373	138,557,587	116,395,746
Net income from Discontinued Operations	—	—	—	—	—	—	—	—	—

NET INCOME	466,527,252	570,187,525	417,288,026	23,293,761	9,256,098	7,527,058	150,097,373	138,557,587	116,395,746
Owners of parent	—	—	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	—	—

Country	Peru			Eliminations			Total
	12/31/2010	12/31/2009	31/12/2008	12/31/2010	12/31/2009	31/12/2008	12/31/2010	12/31/2009	31/12/2008
STATEMENT OF COMPREHENSIVE INCOME	M$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES	211,260,913	213,624,981	208,496,821	(857,568)	(896,628)	—	2,435,382,454	2,418,919,355	2,536,388,439
Sales	210,800,064	210,576,947	205,662,615	(857,568)	(896,628)	—	2,397,944,527	2,406,367,778	2,531,568,173
Energy sales	202,614,778	202,852,442	204,588,804	—	—	—	2,341,244,481	2,346,027,026	2,441,009,414
Other sales	—	—	—	—	—	—	21,964,060	12,085,420	20,557,959
Other services rendered	8,185,286	7,724,505	1,073,811	(857,568)	(896,628)	—	34,735,986	48,255,332	70,000,800
Other operating income	460,849	3,048,034	2,834,206	—	—	—	37,437,927	12,551,577	4,826,492

RAW MATERIALS AND CONSUMABLE USED	(80,240,613)	(72,013,860)	(98,453,175)	—	—	—	(1,191,327,819)	(976,145,889)	(1,304,453,135)
Energy purchases	(15,503,346)	(10,670,605)	(30,303,095)	—	—	—	(236,937,399)	(164,312,507)	(224,432,412)
Fuel consumption	(45,498,261)	(40,516,143)	(49,625,820)	—	—	—	(634,777,206)	(587,063,935)	(845,936,200)
Transport expenses	(12,778,594)	(13,693,435)	(14,257,476)	—	—	—	(228,036,184)	(173,035,230)	(187,324,624)
Other variable supplies and services	(6,460,412)	(7,133,677)	(4,266,784)	—	—	—	(91,577,030)	(51,734,217)	(46,759,899)

CONTRIBUTION MARGIN	131,020,300	141,611,121	110,043,646	(857,568)	(896,628)	—	1,244,054,635	1,442,773,466	1,231,935,304

Other work performed by entity and capitalized	—	214,054	169,334	—	—	—	10,126,628	731,901	500,315
Employee benefit expenses	(6,161,429)	(6,537,925)	(5,650,625)	—	—	—	(80,066,349)	(75,564,322)	(63,799,789)
Other expenses	(16,516,119)	(21,025,750)	(16,556,810)	857,568	896,628	764,241	(103,677,256)	(110,868,779)	(107,867,715)

GROSS OPERATING RESULTS	108,342,752	114,261,500	88,005,545	—	—	764,241	1,070,437,658	1,257,072,266	1,060,768,115

Depreciation, amortization and impairment losses	(38,208,869)	(38,212,838)	(36,233,239)	—	—	—	(179,714,025)	(240,141,675)	(186,604,575)

OPERATING INCOME	70,133,883	76,048,662	51,772,306	—	—	764,241	890,723,633	1,016,930,591	874,163,540

FINANCIAL RESULTS	(14,767,022)	(23,600,707)	(15,330,574)	436,988	13,292,506	(13,756,340)	(119,716,691)	(170,794,483)	(188,895,068)
Financial income	455,981	1,341,180	248,487	(194,860)	(238,621)	(63,759)	10,083,190	25,315,918	34,323,234
Financial costs	(15,533,121)	(25,576,058)	(15,579,061)	194,860	238,621	63,759	(142,256,150)	(188,368,384)	(198,439,587)
Gain (loss) for indexed assets and liabilities	—	—	—	—	—	—	(3,162,695)	9,275,308	(18,950,333)
Foreign currency exchange differences	310,118	634,171	—	436,988	13,292,506	(13,756,340)	15,618,964	(17,017,325)	(5,828,382)
Gains	805,044	635,100	—	—	—	(13,756,340)	33,103,786	31,785,271	42,213,637
Losses	(494,926)	(929)	—	436,988	13,292,506	—	(17,484,822)	(48,802,596)	(48,042,019)

Share of the profit (loss) of associate accounted for using the equity method	9,369,676	9,935,172	8,136,376	—	—	—	91,673,758	98,457,836	82,131,590
Gains (losses) from other investments	—	—	764,314	—	—	—	272,686	(90,266)	1,016,336
Gains (losses) on sale of property, plant and equipment	455,621	(78,969)	(1,530,052)	—	—	—	1,621,413	64,972	(707,958)

NET INCOME BEFORE TAX	65,192,158	62,304,158	43,812,370	436,988	13,292,506	(12,992,099)	864,574,799	944,568,650	767,708,440

Income tax	(20,936,925)	(21,497,520)	(14,500,266)	—	—	—	(179,964,192)	(172,468,296)	(210,177,605)

NET INCOME FROM CONTINUING OPERATIONS	44,255,233	40,806,638	29,312,104	436,988	13,292,506	(12,992,099)	684,610,607	772,100,354	557,530,835
Net income from Discontinued Operations	—	—	—	—	—	—	—	—	—

NET INCOME	44,255,233	40,806,638	29,312,104	436,988	13,292,506	(12,992,099)	684,610,607	772,100,354	557,530,835
Owners of parent	—	—	—	—	—	—	533,555,794	627,053,406	433,177,184
Non-controlling interests	—	—	—	—	—	—	151,054,813	145,046,948	124,353,651

31.                     GUARANTEE COMMITMENTS TO THIRD PARTY, OTHER CONTINGENT ASSETS AND LIABILITIES AND OTHER COMMITMENTS.

31.1         Direct guarantees

Creditor			Type	Committed Assets			Outstanding balance
of the	Debtor		of			Value	as of December 31,			Guarantee release date
Guarantee	Name	Relationship	Guarantee	Type	Currency	Accounting	Currency	2010	2009	2011	Assets	2012	Assets
Creditor Banks	Empresa Eléctrica Pangue S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$-		ThCh$-		370,984	—	—	—	—
Soc. de Energía de la República Argentina	Endesa Argentina, Endesa Costanera	Creditor	Pledge	Shares	ThCh$	664,311	ThCh$	963,655	2,923,298	—	—	—	—
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	41,642,467	ThCh$	66,236,055	72,279,911	—	—	—	—
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	12,875,127	ThCh$	4,011,514	4,346,571	—	—	—	—
Various Creditors	Endesa Parent Company	Creditor	Guarantees		ThCh$		ThCh$	228,156	2,728,493	—	—	—	—
Various Creditors	Edegel	Creditor	Pledge	Real Estate and Equipment	ThCh$	96,211,278	ThCh$	13,008,383	39,780,681	—	—	—	—
Banco Santander (Guarantee Agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$-		ThCh$	94,071,116	93,151,966	—	—	—	—

As of December 31, 2010, Endesa Chile had future energy purchase commitments of ThCh$ 10,331,447 (ThCh$ 13,196,131 as of December 31, 2009 and ThCh$ 50,485,248 as of December 31, 2008)

31.2         Indirect guarantees

Creditor			Committed Assets			Outstanding balance
of the	Debtor		Type of	Type	Value	as of December 31,			Guarantee release date
Guarantee	Name	Relationship	Guarantee	Currency	Accounting	Currency	2010	2009	2011	Assets	2012	Assets	2013	2014
Bonds and Loans Bank	Chinango	Subsidiary	Co-signer	ThCh$	34,817,262	ThCh$	34,817,262	26,349,554	—	—	—	—	—	—

31.3         Other information

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

The estimated remaining recoverable amount for Endesa Chile at December 31, 2010 reaches Ch$ 66,000 million. The recovery and accounting for these amounts will take place through additional charges in the energy rate charged to distributors, which shall be applied and collected by the distributors through charges on future energy consumption of non-regulated clients.

32.                     PERSONNEL FIGURES.

Endesa Chile’s personnel, including information regarding subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2010 and 2009:

	12/31/2010
Country	Managers and Principal Executives Principales	Professionals and Technicians	Workers and Others	Total	Average for the period
Chile	37	1,091	124	1,252	1,296
Argentina	6	401	19	426	348
Brazil	—	4	1	5	6
Peru	7	220	17	244	238
Colombia	6	421	17	444	424
Total	56	2,137	178	2,371	2,312

	12/31/2009
Country	Managers and Principal Executives Principales	Professionals and Technicians	Workers and Others	Total	Average for the period
Chile	46	1,084	207	1,337	1,396
Argentina	7	305	20	332	326
Brazil	—	4	2	6	4
Peru	7	216	18	241	247
Colombia	9	386	20	415	415
Total	69	1,995	267	2,331	2,388

33.                     SUBSEQUENT EVENTS.

No significant subsequent events have occurred between December 31, 2010 and the date of issuance of these consolidated financial statements.

34.                     ENVIRONMENT

Environmental expenses for the year ended December 31, 2010, 2009 and 2008 are detailed as follows:

Company incurring the cost	Project	12/31/2010	12/31/2009	12/31/2008
		ThCh$	ThCh$	ThCh$

Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric power plants (HEPP) and thermoelectric power plants.	—	3,859,367	3,330,696
Hidroeléctrica el Chocón S.A.	ISO 14,001 audit, environmental monitoring and updating of environmental standards.	—	—	9,205
Edegel S.A.	Environmental monitoring, waste management, mitigations, research and development, protection from radiation, decrease in vibrations and restoration	444,983	657,059
Gasatacama S.A.	Environmental monitoring, air quality, marine monitoring, etc.	72,984	—	—
Centrales Hidroeléctricas de Aysén S.A.	Expenses in education and tourism	294,327	—	—
Endesa Costanera S.A.	Certification of management system, Quality control and fuel qulity, Disposal of dangerous waste, Environmental impact study, Environmental leaflets, Hose inspection and tests. Maitenance ISO14,001/9,001. Liquid waste monitoring Drilling to monitor water tables and other.	—	—	373,796
Total		812,294	4,516,426	3,713,697

35.                     SUMMARIZED FINANCIAL INFORMATION FOR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

As of December 31, 2010 and 2009, the summarized financial information under IFRS is as follows:

	12/31/2010
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Eco S.A.	6,327,207	138,782,297	145,109,504	(137,123,791)	(20,442,170)	(157,565,961)	13,515,877	(16,056,170)	(2,540,293)
Empresa Eléctrica Pehuenche S.A.	54,209,408	242,417,018	296,626,426	(60,865,292)	(41,020,747)	(101,886,039)	234,534,178	(57,265,757)	177,268,421
Compañía Eléctrica San Isidro S.A.	43,642,004	81,215,943	124,857,947	(55,987,180)	(11,948,576)	(67,935,756)	167,998,478	(154,961,416)	13,037,062
Empresa Eléctrica Pangue S.A.	26,348,540	135,422,607	161,771,147	(48,954,765)	(13,940,056)	(62,894,821)	99,324,285	(35,590,926)	63,733,359
Compañía Eléctrica Tarapacá S.A.	28,342,554	77,234,443	105,576,997	(7,312,647)	(7,839,404)	(15,152,051)	45,280,244	(41,788,042)	3,492,202
Endesa Inversiones Generales S.A.	1,589,366	3,384,173	4,973,539	(679,042)	(113,084)	(792,126)	5,340,990	(4,125,993)	1,214,997
Empresa de Ingeniería Ingendesa S.A.	12,087,688	1,101,211	13,188,899	(8,507,914)	(1,658,915)	(10,166,829)	23,779,248	(23,063,773)	715,475
Inversiones Endesa Norte S.A.	—	25,157,716	25,157,716	(3,370,464)	—	(3,370,464)	—	(146,130)	(146,130)
Soc. Concesionaria Túnel El Melón S.A.	21,178,870	17,552,855	38,731,725	(2,391,836)	(13,674,875)	(16,066,711)	6,701,752	(2,364,828)	4,336,924
Endesa Argentina S.A.	7,852,572	33,753,943	41,606,515	(44,284)	—	(44,284)	5,641,118	151,175	5,792,293
Endesa Costanera S.A.	45,572,669	128,841,292	174,413,961	(107,230,903)	(65,903,875)	(173,134,778)	288,534,151	(290,157,746)	(1,623,595)
Hidroinvest S.A.	466,398	24,559,532	25,025,930	(259,580)	—	(259,580)	—	185,942	185,942
Hidroeléctrica El Chocón S.A.	18,399,302	144,894,940	163,294,242	(43,781,981)	(38,683,634)	(82,465,615)	57,172,784	(32,791,612)	24,381,172
Southem Cone Power Argentina S.A.	48,053	1,236,663	1,284,716	(183,850)	—	(183,850)	—	(3,906)	(3,906)
Emgesa S.A. E.S.P.	154,997,283	1,203,713,202	1,358,710,485	(286,630,051)	(356,958,221)	(643,588,272)	507,137,563	(357,040,190)	150,097,373
Generandes Perú S.A.	54,688	180,174,348	180,229,036	(21,008)	—	(21,008)	21,122,454	(214,017)	20,908,437
Edegel S.A.A.	44,851,844	643,944,854	688,796,698	(40,685,019)	(282,540,573)	(323,225,592)	188,755,959	(152,380,933)	36,375,026
Chinango S.A.C.	5,717,609	98,861,331	104,578,940	(21,081,723)	(49,460,678)	(70,542,401)	23,636,752	(19,685,636)	3,951,116
Transmisora Eléctrica de Quillota S.A.	1,613,186	4,751,063	6,364,249	(865,075)	(471,851)	(1,336,926)	1,061,066	(598,489)	462,577
Centrales Hidroeléctricas de Aysén S.A.	3,880,921	50,729,673	54,610,594	(3,904,367)	(327,633)	(4,232,000)	—	(3,665,300)	(3,665,300)
Inversiones Gasatacama Holding Ltda.	55,742,095	145,984,024	201,726,119	(69,155,266)	(21,720,110)	(90,875,376)	167,160,648	(147,165,903)	19,994,745

	12/31/2009
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Eco S.A.	20,342,545	141,348,885	161,691,430	(151,709,864)	(19,897,730)	(171,607,594)	5,363,817	(13,478,980)	(8,115,163)
Empresa Eléctrica Pehuenche S.A.	66,918,651	250,679,247	317,597,898	(93,120,578)	(41,741,967)	(134,862,545)	199,025,325	(44,152,639)	154,872,686
Compañía Eléctrica San Isidro S.A.	53,986,693	85,953,344	139,940,037	(34,584,533)	(16,770,373)	(51,354,906)	119,444,441	(107,229,856)	12,214,585
Empresa Eléctrica Pangue S.A.	64,692,377	139,047,187	203,739,564	(77,357,564)	(14,588,592)	(91,946,156)	102,435,170	(27,600,506)	74,834,664
Compañía Eléctrica Tarapacá S.A.	18,895,799	79,166,484	98,062,283	(4,768,430)	(6,362,133)	(11,130,563)	59,026,738	(52,369,255)	6,657,483
Endesa Inversiones Generales S.A.	1,656,913	3,559,633	5,216,546	(835,342)	(131,357)	(966,699)	5,278,311	(3,994,880)	1,283,431
Empresa de Ingeniería Ingendesa S.A.	10,755,422	1,206,290	11,961,712	(6,729,033)	(1,825,356)	(8,554,389)	27,630,988	(25,766,921)	1,864,067
Inversiones Endesa Norte S.A.	—	25,157,716	25,157,716	(3,224,334)	—	(3,224,334)	—	(166,553)	(166,553)
Soc. Concesionaria Túnel El Melón S.A.	17,507,583	18,587,880	36,095,463	(2,090,726)	(15,675,501)	(17,766,227)	6,092,068	(1,160,459)	4,931,609
Endesa Argentina S.A.	2,955,460	38,713,348	41,668,808	(44,707)	—	(44,707)	413,719	123,951	537,670
Endesa Costanera S.A.	46,132,764	139,465,744	185,598,508	(108,896,949)	(73,587,167)	(182,484,116)	228,090,396	(238,967,631)	(10,877,235)
Hidroinvest S.A.	11,067,591	27,827,113	38,894,704	(347,897)	—	(347,897)	3,941,241	611,450	4,552,691
Hidroeléctrica El Chocón S.A.	59,552,103	91,442,295	150,994,398	(35,636,058)	(48,641,578)	(84,277,636)	65,298,279	(46,084,169)	19,214,110
Southem Cone Power Argentina S.A.	58,317	1,401,197	1,459,514	(208,178)	—	(208,178)	—	(2,672)	(2,672)
Emgesa S.A. E.S.P.	256,813,794	1,228,326,578	1,485,140,372	(130,634,275)	(424,071,893)	(554,706,168)	500,829,922	(362,272,335)	138,557,587
Generandes Perú S.A.	195,754	189,546,962	189,742,716	(30,872)	—	(30,872)	19,653,352	(165,000)	19,488,352
Edegel S.A.A.	50,563,350	699,489,852	750,053,202	(55,480,341)	(309,812,958)	(365,293,299)	197,723,819	(162,768,423)	34,955,396
Chinango S.A.C.	3,874,902	103,736,922	107,611,824	(16,093,363)	(61,224,726)	(77,318,089)	15,511,080	(14,352,555)	1,158,525
Transmisora Eléctrica de Quillota S.A.	644,435	5,099,241	5,743,676	(740,067)	(438,364)	(1,178,431)	1,163,684	(603,983)	559,701
Centrales Hidroeléctricas de Aysén S.A.	4,136,868	44,323,280	48,460,148	(18,926,306)	—	(18,926,306)	—	(3,056,976)	(3,056,976)
Inversiones Gasatacama Holding Ltda.	57,217,616	158,174,887	215,392,503	(93,938,500)	(21,233,800)	(115,172,300)	171,652,188	(159,554,219)	12,097,969

APPENDIX No. 1 ENDESA CHILE GROUP COMPANIES:

This appendix is part of Note 2.4.1”Subsidiaries and jointly controlled entities.”

Taxpayer ID	Company		% Ownership Interest as of 12/31/10			% Ownership Interest as of 12/31/09
Number	(In alphabetical order)	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
Foreign	Atacama Finance Co	US Dollars	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Islas Caiman
76,003,204-2	Central Eólica Canela S.A.	Chilean Peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promoting and developing renewable energy projects
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean Peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Jointly Controlled	Chile	Developing and operating hydroelectric project
Foreign	Chinango S.A.C.	Peruvian Soles	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Generating, retailing and distributing electric energy
96,783,220-0	Compañía Eléctrica San Isidro S.A.	Chilean Peso	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	Subsidiary	Chile	Complete cycle of electric energy
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean Peso	99.94%	0.06%	100.00%	99.94%	0.06%	100.00%	Subsidiary	Chile	Complete cycle of electric energy
77,625,850-4	Consorcio Ara- Ingendesa Ltda.	Chilean Peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Project engineering consulting
76,738,990-6	Consorcio Ara- Ingendesa Sener Ltda.	Chilean Peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Jointly Controlled	Chile	Application and Basic Engineering Contract Line Maipu
77,573,910-K	Consorcio Ingendesa Minimetal Ltda.	Chilean Peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Engineering services
Foreign	Edegel S.A.A	Peruvian Soles	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Subsidiary	Peru	Generating, retailing and distributing electric energy
Foreign	Emgesa S.A. E.S.P.	Colombian Peso	26.87%	0.00%	26.87%	26.87%	0.00%	26.87%	Subsidiary	Colombia	Generating electric energy
96,588,800-4	Empresa de Ingeniería Ingendesa S.A.	Chilean Peso	98.75%	1.25%	100.00%	98.75%	1.25%	100.00%	Subsidiary	Chile	Providing engineering services
96,589,170-6	Empresa Eléctrica Pangue S.A.	Chilean Peso	94.98%	0.01%	94.99%	94.98%	0.01%	94.99%	Subsidiary	Chile	Complete cycle of electric energy
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean Peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete cycle of electric energy
Foreign	Endesa Argentina S.A.	Argentine Peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Holding Company
Foreign	Endesa Costanera S.A.	Argentine Peso	12.33%	57.43%	69.76%	12.33%	57.43%	69.76%	Subsidiary	Argentina	Generating and retailing electricity
96,827,970-K	Endesa Eco S.A.	Chilean Peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A.	Chilean Peso	99.51%	0.49%	100.00%	99.51%	0.49%	100.00%	Subsidiary	Chile	Holding Company
Foreign	Energex Co.	US Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Islas Caiman	Holding Company
96,830,980-3	Gas Atacama S.A.	US Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Managing and directing companies
Foreign	Gasoducto Atacama Argentina S.A.	US Dollar	0.00%	49.99%	49.99%	0.00%	49.99%	49.99%	Jointly Controlled	Argentina	Transporting natural gas
78,882,820-9	Gasoducto Atacama Chile S.A.	US Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Transporting natural gas
77,032,280-4	Gasoducto Taltal Ltda.	Chilean Peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Transporting natural gas
Foreign	Generandes Peru S.A.	Peruvian Soles	61.00%	0.00%	61.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Holding Company
76,041,891-9	Hidroaysén Transmisión S.A.	Chilean Peso	0.51%	50.49%	51.00%	0.51%	50.49%	51.00%	Jointly Controlled	Chile	Developing electricity transmission systems
Foreign	Hidroeléctrica El Chocón S.A.	Argentine Peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Producing and retailing electric energy
Foreign	Hidroinvest S.A.	Argentine Peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Holding Company
Foreign	Ingendesa do Brasil Ltda.	Brazilian Reais	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
96,887,060-2	Inversiones Endesa Norte S.A.	Chilean Peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Energy investment projects in northern Chile
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	US Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Transporting natural gas
96,905,700-K	Progas S.A.	Chilean Peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Distributing gas
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean Peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Executing, constructing and operating El Melon Tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian Peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Administration of port facilities
Foreign	Southern Cone Power Argentina S.A.	Argentine Peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Subsidiary	Argentina	Holding Company
Foreign	Termoeléctrica José de San Martín S.A.	Argentine Peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Construction and operation of a combined cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine Peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Production, transportation and electricity distribution
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean Peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Jointly Controlled	Chile	Transporting and distributing electric energy

APPENDIX No. 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Variations in the consolidated perimeter.”

			% Ownership Interest as of 12/31/10			% Ownership Interest as of 12/31/09			2008
Taxpayer ID Number	Company	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total	Total	Relationship	Country	Activity
	(In alphabetical order)
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian Peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	0.00%	Subsidiary	Colombia	Administration of port facilities

APPENDIX No. 3 ASSOCIATES:

This appendix is part of Note 3.g “Investments in associates accounted for using the equity method.”

Taxpayer ID			% Ownership Interest as of 12/31/10			% Ownership Interest as of 12/31/09
Number	Company	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total	Country	Activity
	(In alphabetical order)
Foreign	Distrilec Inversora S.A.	ArgentinePeso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Argentina	Holding Company
96,806,130-5	Electrogas S.A	US Dollar	0.02%	42.48%	42.50%	0.02%	42.48%	42.50%	Chile	Holding Company
Foreign	Endesa Brasil S.A.	Brazilean Reais	36.26%	4.18%	40.44%	36.26%	4.18%	40.44%	Brazil	Holding Company
Foreign	Endesa Cemsa S.A.	Argentine Peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Wholesale purchase and sale of electric energy
76,418,940-K	GNL Chile S.A.	Chilean Peso	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Chile	Promoting project to supply liquefied natural gas
76,788,080-4	GNL Quintero S.A.	US Dollar	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	Chile	Developing, designing and supplying regasification terminal for liquefied natural gas
96,889,570-2	Inversiones Electrogas S.A.	Chilean Peso	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Chile	Holding Company

APPENDIX No. 4 ADDITIONAL INFORMATION ON THE FINANCIAL DEBT:

This appendix is part of Note 16 “Other financial liabilities.”

The following tables show the estimated of undiscounted cash flows by type of financial debt:

a) Bank loans

•      Summary of bank loans by currency and maturity dates.

			Curremt					Non-current					Current			Non-current
			Maturity					Maturity					Maturity			Maturity
Segment country	Currency	Effective rate	Undetermined	Up to 1 months	1 to 3 months	3 to 12 months	Total Current as of 12/31/2010	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total Non- Current as of 12/31/2010	1 to 3 months	3 to 12 months	Total Current as of 12/31/2009	1 to 3 years	3 to 5 years	5 to 10 years	More than 10 years	Total Non-Current as of 12/31/2009
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	2.41%	—	—	816,706	18,915,156	19,731,862	3,202,593	83,824,641	—	—	87,027,234	1,837,468	132,344,273	134,181,741	110,691,518	107,668,569	1,257,552	—	219,617,639
Peru	US$	0.00%	—	—	1,458,040	17,809,137	19,267,177	14,419,663	14,145,757	21,661,326	—	50,226,746	6,879,846	12,043,084	18,922,930	24,300,608	1,839,338	—	—	26,139,946
Peru	Soles	3.86%	—	—	89,871	210,254	300,125	6,409,546	—	—	—	6,409,546	306,989	938,019	1,245,008	21,418,951	—	—	—	21,418,951
Argentina	US$	8.00%	—	—	5,085,358	18,145,263	23,230,621	4,013,855	—	—	—	4,013,855	6,253,151	12,774,805	19,027,956	23,974,767	—	—	—	23,974,767
Argentina	Ar$	8.44%	—	—	14,009,721	19,249,278	33,258,999	16,649,229	1,696,967	—	—	18,346,196	7,777,416	9,299,867	17,077,283	16,726,744	—	—	—	16,726,744
Colombia	CPs	7.21%	—	—	744,241	5,091,793	5,836,034	—	75,664,686	—	—	75,664,686	2,474,692	7,561,559	10,036,251	88,421,279	—	—	—	88,421,279
			—	—	22,203,937	79,420,881	101,624,818	44,694,886	175,332,051	21,661,326	—	241,688,263	25,529,562	174,961,607	200,491,169	285,533,867	109,507,907	1,257,552	—	396,299,326

•                  Bank loans by debtor.

										12-31-2010
Taxpayer	Name		Taxpayer	Name	Country	Type	Effective	Nominal	Frequency	Current
ID	of	Country	ID of	of	of	of	Interest	interest	of	Less than	More than	Total
Number	Company	debtor	lender	lender	lender	currency	rate	rate	payment	90 days	90 days	current
Foreign	Edegel S.A.A.	Peru	Foreign	Banco de Crédito	Peru	US$	3.97%	3.97%	Term	653,107	1,953,825	2,606,932
Foreign	Edegel S.A.A.	Peru	Foreign	Banco de Crédito	Peru	US$	3.97%	3.97%	Quarterly	438,997	1,302,348	1,741,345
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	7.19%	7.19%	Quarterly	245,345	816,040	1,061,385
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	5.70%	5.70%	Bi-annual	23,655	3,427,268	3,450,923
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	4.59%	4.28%	Term	—	—	—
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	3.80%	3.80%	Term	12,762	42,449	55,211
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	4.30%	4.30%	Term	77,109	167,805	244,914
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	5.95%	5.95%	Term	—	—	—
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Westlb	Peru	US$	5.50%	5.50%	Quarterly	—	—	—
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.60%	6.60%	Term	—	—	—
Foreign	Edegel S.A.A.	Peru	Foreign	Banco de Crédito	Peru	US$	9.59%	9.59%	Quarterly	96,936	10,309,656	10,406,592
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	Soles	6.55%	6.55%	Term	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Davivienda	Colombia	CPs	6.99%	6.99%	Annual		603,337	603,337
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CPs	6.99%	6.99%	Annual	—	432,186	432,186
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CPs	6.99%	6.99%	Annual	328,989	1,094,247	1,423,236
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CPs	6.99%	6.99%	Annual	—	1,580,860	1,580,860
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander Central Hispano	Colombia	CPs	6.99%	6.99%	Bi-annual	415,252	1,381,163	1,796,415
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	US$	6.00%	6.00%	Term	600,038	—	600,038
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	US$	5.44%	5.44%	Term	634,568	351,529	986,097
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.88%	12.26%	Term	648,599	2,010,220	2,658,819
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	US$	6.30%	5.00%	Term	238,978	188,868	427,846
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	15.82%	15.82%	Term	184,556	2,497,668	2,682,224
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mediocredito Italiano	Argentina	Ar$	14.00%	1.75%	Term	4,198	954,555	958,753
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	15.00%	15.00%	Term	881,772	—	881,772
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	18.12%	18.12%	Term	1,853,593	895,623	2,749,216
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	13.00%	13.00%	Term	3,807,821	146,831	3,954,652
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	15.00%	15.00%	Term	1,808,418	—	1,808,418
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	US$	10.28%	5.32%	Term	6,489	426,386	432,875
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	6.70%	6.70%	Term	35,128	1,011,545	1,046,673
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Macro	Argentina	Ar$	14.75%	14.75%	Term	357,550	—	357,550
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	15.40%	15.40%	Term	1,159,080	—	1,159,080
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Superville	Argentina	Ar$	13.00%	13.00%	Term	1,788,875	—	1,788,875
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	B.N.P. Paribas	U.S.	US$	5.96%	5.96%	Bi-annual	60,946	944,030	1,004,976
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Export Development Corpotation Loan	U.S.	US$	2.50%	2.50%	Bi-annual	345,404	700,155	1,045,559
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.	U.S.	US$	1.65%	1.65%	Term	408,841	17,060,873	17,469,714
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	U.S.	US$	1.65%	1.65%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	U.S.	US$	1.65%	1.65%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Santander Central Hispano S.A. N.Y.B.	U.S.	US$	1.65%	1.65%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Citibank NA ,Nassau, Bahamas Branch	U.S.	US$	1.65%	1.65%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Ing Bank N.V.	U.S.	US$	1.65%	1.60%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	San Paolo IMI S.p.A	U.S.	US$	1.65%	1.60%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	HSBC Bank pic Spanish Branch	U.S.	US$	1.65%	1.60%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	ABN AMRO Bank	U.S.	US$	1.65%	1.60%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Instituto de Credito Oficial	U.S.	US$	1.65%	1.65%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Deutsche Bank AG New York Branch	U.S.	US$	1.65%	1.60%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of Nova Scotia	U.S.	US$	1.65%	1.60%	Term	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.	U.S.	US$	2.28%	2.28%	Quarterly	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	U.S.	US$	1.77%	1.77%	Quarterly	—	—	—
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	3.80%	3.80%	Term	1,479,285	7,585,610	9,064,895
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	3.80%	3.80%	Term	1,477,401	7,582,650	9,060,051
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	ITAU - Sindicado	Argentina	Ar$	18.67%	18.67%	Term	136,513	1,869,470	2,005,983
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	STANDARD - Sindicado	Argentina	Ar$	18.67%	18.67%	Term	106,749	1,460,783	1,567,532
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	SANTANDER - Sindicado	Argentina	Ar$	18.67%	18.67%	Term	760,895	1,245,088	2,005,983
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	HIPOTECARIO - Sindicado	Argentina	Ar$	18.67%	18.67%	Term	88,490	1,223,925	1,312,415
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	GALICIA - Sindicado	Argentina	Ar$	18.67%	18.67%	Term	41,985	582,414	624,399
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	14.30%	14.30%	Term	25,459	714,554	740,013
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	14.50%	14.50%	Term	21,510	595,558	617,068
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Macro	Argentina	Ar$	17.75%	17.75%	Term	105,325	2,599,171	2,704,496
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Rio - Sindicado	Argentina	Ar$	17.44%	17.44%	Bi-annual	463,089	3,083,714	3,546,803
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Industrial de Azul	Argentina	Ar$	17.14%	17.14%	Bi-annual	378,715	368,379	747,094
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	Foreign	PNC BANK	U.S.	US$	3.09%	3.09%	Bi-annual	1,515	210,098	211,613

												101,624,818

		12-31-2010					12-31-2009
		Non-Current					Current			Non-Current
Taxpayer ID Number	Name of Company	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current
Foreign	Edegel S.A.A.	4,307,956	—	4,307,955	—	8,615,911	5,071,000	—	5,071,000	—	—	—	—	—
Foreign	Edegel S.A.A.	1,603,280	—	—	—	1,603,280	175,139	4,118,468	4,293,607	10,492,763	1,839,338	—	—	12,332,101
Foreign	Edegel S.A.A.	1,957,430	14,145,757	17,353,371	—	33,456,558	513,959	1,519,062	2,033,021	8,387,679	—	—	—	8,387,679
Foreign	Edegel S.A.A.	1,697,864	—	—	—	1,697,864	80,855	3,854,157	3,935,012	5,420,166	—	—	—	5,420,166
Foreign	Edegel S.A.A.		—	—	—	—	37,221	113,730	150,951	2,819,269	—	—	—	2,819,269
Foreign	Edegel S.A.A.	1,379,498	—	—	—	1,379,498	58,946	180,114	239,060	5,640,104	—	—	—	5,640,104
Foreign	Edegel S.A.A.	5,030,048	—	—	—	5,030,048	55,708	170,218	225,926	5,386,989	—	—	—	5,386,989
Foreign	Edegel S.A.A.	—	—	—	—	—	1,014,200	—	1,014,200	—	—	—	—	—
Foreign	Edegel S.A.A.	—	—	—	—	—	8,970	1,014,200	1,023,170	—	—	—	—	—
Foreign	Edegel S.A.A.	—	—	—	—	—	141,879	433,518	575,397	6,066,548	—	—	—	6,066,548
Foreign	Edegel S.A.A.	4,853,133	—	—	—	4,853,133	15,723	1,537,197	1,552,920	—	—	—	—	—
Foreign	Edegel S.A.A.	—	—	—	—	—	13,235	40,439	53,674	1,506,041	—	—	—	1,506,041
Foreign	Emgesa S.A. E.S.P.	—	7,812,518	—	—	7,812,518	255,968	782,125	1,038,093	9,120,095	—	—	—	9,120,095
Foreign	Emgesa S.A. E.S.P.	—	5,729,883	—	—	5,729,883	183,357	560,258	743,615	6,781,522	—	—	—	6,781,522
Foreign	Emgesa S.A. E.S.P.	—	18,429,277	—	—	18,429,277	603,814	1,844,989	2,448,803	21,513,776	—	—	—	21,513,776
Foreign	Emgesa S.A. E.S.P.	—	20,431,485	—	—	20,431,485	669,415	2,045,433	2,714,848	23,851,093	—	—	—	23,851,093
Foreign	Emgesa S.A. E.S.P.	—	23,261,523	—	—	23,261,523	762,138	2,328,754	3,090,892	27,154,793	—	—	—	27,154,793
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	2,055,803	—	—	—	2,055,803	88,632	2,428,842	2,517,474	2,202,337	—	—	—	2,202,337
Foreign	Endesa Costanera S.A.	—	—	—	—	—	2,771,743	—	2,771,743	—	—	—	—	—
Foreign	Endesa Costanera S.A.	1,994,435	—	—	—	1,994,435	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	12,760	1,968,909	1,981,669	977,862	—	—	—	977,862
Foreign	Endesa Costanera S.A.	—	—	—	—	—	4,453,137	—	4,453,137	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	1,674,866	1,015,968	2,690,834	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	858,964	789,556	1,648,520	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	6,417	404,266	410,683	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,823,007	1,648,517	—	—	3,471,524	—	—	—	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,379,586	337,839	—	—	1,717,425	—	—	—	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	81,838,285	—	—	81,838,285	76,659	84,077	160,736	310,503	295,877	—	—	606,380
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	76,659	84,077	160,736	310,503	295,877	—	—	606,380
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	76,659	84,077	160,736	310,503	295,877	—	—	606,380
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	76,659	84,078	160,737	310,503	295,877	—	—	606,380
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	76,659	84,078	160,737	310,503	295,876	—	—	606,379
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	12,790	173,010	185,800	345,665	239,767	209,592	—	795,024
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	12,790	173,010	185,800	345,665	239,767	209,592	—	795,024
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	12,790	173,010	185,800	345,665	239,767	209,592	—	795,024
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	12,790	173,010	185,800	345,665	239,767	209,592	—	795,024
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	350,939	1,052,816	1,403,755	102,121,878	—	—	—	102,121,878
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	12,790	173,010	185,800	345,665	239,767	209,592	—	795,024
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	12,790	173,010	185,800	345,665	239,768	209,592	—	795,025
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	580,915	1,775,019	2,355,934	4,711,868	104,750,582	—	—	109,462,450
91,081,000-6	Empresa Nacional de Electricidad S.A.	—	—	—	—	—	439,829	127,820,814	128,260,643	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón S.A.	979,026	—	—	—	979,026	1,691,369	4,966,337	6,657,706	10,883,496	—	—	—	10,883,496
Foreign	Hidroeléctrica El Chocón S.A.	979,026	—	—	—	979,026	1,694,990	4,975,360	6,670,350	10,888,934	—	—	—	10,888,934
Foreign	Hidroeléctrica El Chocón S.A.	1,687,700	—	—	—	1,687,700	199,352	1,449,462	1,648,814	4,169,361	—	—	—	4,169,361
Foreign	Hidroeléctrica El Chocón S.A.	1,318,645	—	—	—	1,318,645	155,744	1,132,392	1,288,136	3,257,313	—	—	—	3,257,313
Foreign	Hidroeléctrica El Chocón S.A.	1,687,700	—	—	—	1,687,700	130,825	951,209	1,082,034	2,736,143	—	—	—	2,736,143
Foreign	Hidroeléctrica El Chocón S.A.	1,106,099	—	—	—	1,106,099	62,298	452,957	515,255	1,302,925	—	—	—	1,302,925
Foreign	Hidroeléctrica El Chocón S.A.	526,511	—	—	—	526,511	229,470	1,539,414	1,768,884	4,283,140	—	—	—	4,283,140
Foreign	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón S.A.	8,328,139	1,696,967	—	—	10,025,106	—	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	—	—	—	—	—	5,750	237,177	242,927	231,267	—	—	—	231,267

						241,688,263			200,491,169					396,299,326

b) Secured and non-secured obligations

•                  Summary of secured and non-secured obligations by currency and maturity date

			Curremt					Non-current
			Maturity				Total	Maturity
							Current as				More than	Total Non-
Segment		Effective		Up to 1	1 to 3	3 to 12	of	1 to 3	3 to 5	5 to 10	10	Current as of
country	Currency	rate	Undetermined	months	months	months	31/12/2010	years	years	years	years	31/12/2010
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	8.62%	—	—	14,777,239	26,111,200	40,888,439	255,597,665	110,491,415	120,255,137	334,714,810	821,059,027
Chile	CH$	7.13%	—	—	7,758,689	29,301,113	37,059,802	68,093,670	164,544,759	220,120,553	307,081,353	759,840,335
Peru	US$	6.43%	—	—	870,099	6,351,625	7,221,724	18,968,745	8,678,373	31,925,751	6,171,990	65,744,859
Peru	Soles	6.56%	—	—	4,844,575	7,068,729	11,913,304	20,496,512	10,801,554	9,641,727	—	40,939,793
Colombia	CPs	9.13%	—	—	7,616,739	99,574,897	107,191,636	46,910,074	183,051,591	133,262,992	35,294,634	398,519,291
			—	—	35,867,341	168,407,564	204,274,905	410,066,666	477,567,692	515,206,160	683,262,787	2,086,103,305

	Current			Non-current
	Maturity		Total	Maturity
			Current as				More than	Total Non-
Segment	1 to 3	3 to 12	of	1 to 3	3 to 5	5 to 10	10	Current as of
country	months	months	31-12-2009	years	years	years	years	31-12-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	10,006,217	30,574,552	40,580,769	81,161,538	252,788,328	133,318,105	258,219,240	725,487,211
Chile	2,775,752	12,104,618	14,880,370	29,217,551	24,632,198	32,959,256	426,898,668	513,707,673
Peru	724,841	2,214,792	2,939,633	19,585,709	3,563,753	20,707,042	13,566,934	57,423,438
Peru	948,197	13,247,956	14,196,153	15,073,775	32,897,255	1,250,822	10,709,864	59,931,716
Colombia	8,435,251	64,757,060	73,192,311	112,074,992	75,248,665	96,743,894	200,793,134	484,860,685
	22,890,258	122,898,978	145,789,236	257,113,565	389,130,199	284,979,119	910,187,840	1,841,410,723

•                  Secured and non-secured obligations by debtor

Taxpayer	Name		Taxpayer	Name	Country	Type	Effective	Nominal	Frequency
ID	of	Country	ID of	of	of	of	Interest	interest	of
Number	Company	debtor	lender	lender	lender	currency	rate	rate	payment
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.74%	6.31%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.49%	6.28%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.17%	6.17%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.11%	6.11%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	5.92%	5.92%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.17%	6.17%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.33%	6.33%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	6.16%	5.97%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	6.06%	6.06%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.44%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	9.14%	7.78%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	7.90%	7.13%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	7.24%	6.63%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.00%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	6.10%	6.10%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.23%	6.23%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.77%	6.47%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.52%	6.09%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.46%	6.16%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.64%	6.16%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	Soles	6.61%	5.91%	No
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Continental	Peru	US$	6.06%	6.06%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B10	Colombia	CPs	7.05%	7.05%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A-10	Colombia	CPs	7.21%	7.21%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B-103	Colombia	CPs	5.11%	5.11%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A102	Colombia	CPs	6.34%	6.34%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A5	Colombia	CPs	4.83%	4.83%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B10	Colombia	CPs	4.83%	4.83%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15	Colombia	CPs	5.33%	5.33%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A5	Colombia	CPs	7.77%	7.77%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B9	Colombia	CPs	6.07%	6.07%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12	Colombia	CPs	9.27%	8.07%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B104	Colombia	CPs	7.94%	7.94%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos C10	Colombia	CPs	8.14%	8.14%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos C10	Colombia	CPs	7.00%	7.00%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Papeles comerciales	Colombia	CPs	4.21%	4.00%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-1	U.S.	US$	7.88%	7.88%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-2	U.S.	US$	7.33%	7.33%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-3	U.S.	US$	8.13%	8.13%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Santander Chile - 264 Serie-F	Chile	Ch$	6.20%	6.20%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	U.S.	US$	8.35%	8.35%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	U.S.	US$	8.63%	8.63%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,036,000-K	Banco Santander Chile - 317 Serie-H	Chile	Ch$	6.20%	6.20%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,036,000-K	Banco Santander Chile - 318 Serie-K	Chile	Ch$	3.80%	3.80%	No
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,036,000-K	Banco Santander Chile - 522 Serie-M	Chile	Ch$	4.75%	4.75%	No

		12-31-2010								12-31-2009
Taxpayer	Name	Current			Non-Current					Current			Non-Current
ID Number	of Company	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current
Foreign	Edegel S.A.A.	4,162,360	—	4,162,360	—	—	—	—	—	103,120	6,348,902	6,452,022	—	—	—	—	—
Foreign	Edegel S.A.A.	66,273	220,431	286,704	528,747	1,293,774	5,217,004	—	7,039,525	70,916	216,689	287,605	575,210	4,600,274	—	—	5,175,484
Foreign	Edegel S.A.A.	65,396	217,512	282,908	521,745	1,276,641	4,424,723	—	6,223,109	67,490	206,221	273,711	547,422	4,658,872	—	—	5,206,294
Foreign	Edegel S.A.A.	56,693	188,567	245,260	452,314	3,464,092	—	—	3,916,406	66,805	4,520,998	4,587,803	—	—	—	—	—
Foreign	Edegel S.A.A.	68,242	226,979	295,221	4,482,746	—	—	—	4,482,746	64,750	197,846	262,596	4,407,463	—	—	—	4,407,463
Foreign	Edegel S.A.A.	67,586	224,796	292,382	4,524,506	—	—	—	4,524,506	80,988	247,465	328,453	5,535,754	—	—	—	5,535,754
Foreign	Edegel S.A.A.	69,554	231,344	300,898	4,557,650	—	—	—	4,557,650	69,203	211,455	280,658	561,316	490,575	624,368	5,769,227	7,445,486
Foreign	Edegel S.A.A.	269,406	4,353,667	4,623,073	626,739	—	5,590,323	—	6,217,062	159,078	486,073	645,151	11,324,482	—	—	—	11,324,482
Foreign	Edegel S.A.A.	75,208	250,147	325,355	428,296	—	3,383,243	—	3,811,539	63,039	192,619	255,658	4,183,579	—	—	—	4,183,579
Foreign	Edegel S.A.A.	103,734	345,028	448,762	600,026	1,468,183	1,491,890	6,171,990	9,732,089	83,750	255,901	339,651	679,302	593,691	755,607	8,755,978	10,784,578
Foreign	Edegel S.A.A.	75,334	250,569	325,903	601,038	1,470,659	4,120,651	—	6,192,348	115,983	354,393	470,376	940,751	822,191	4,968,962	—	6,731,904
Foreign	Edegel S.A.A.	53,683	178,554	232,237	532,248	846,573	5,665,215	—	7,044,036	83,747	255,894	339,641	679,283	593,675	755,586	4,810,956	6,839,500
Foreign	Edegel S.A.A.	78,556	261,284	339,840	567,661	—	5,504,523	—	6,072,184	59,706	182,436	242,142	484,285	423,252	3,283,654	—	4,191,191
Foreign	Edegel S.A.A.	71,151	236,654	307,805	608,863	—	6,169,906	—	6,778,769	83,525	255,215	338,740	677,480	592,099	5,490,481	—	6,760,060
Foreign	Edegel S.A.A.	76,315	253,831	330,146	827,616	4,892,958	—	—	5,720,574	76,013	232,261	308,274	616,547	538,845	5,452,752	—	6,608,144
Foreign	Edegel S.A.A.	78,364	260,646	339,010	625,209	4,767,047	—	—	5,392,256	69,435	212,161	281,596	563,191	492,214	626,454	4,940,637	6,622,496
Foreign	Edegel S.A.A.	67,914	225,888	293,802	4,639,193	—	—	—	4,639,193	59,200	180,888	240,088	480,175	3,887,664	—	—	4,367,839
Foreign	Edegel S.A.A.	64,633	214,975	279,608	164,402	—	—	—	164,402	71,259	217,735	288,994	577,989	4,431,875	—	—	5,009,864
Foreign	Edegel S.A.A.	77,560	5,057,591	5,135,151	—	—	—	—	—	70,574	215,642	286,216	572,431	4,479,259	—	—	5,051,690
Foreign	Edegel S.A.A.	—	—	—	—	—	—	—	—	72,629	221,923	294,552	589,104	4,507,017	—	—	5,096,121
Foreign	Edegel S.A.A.	—	—	—	—	—	—	—	—	81,828	250,031	331,859	663,720	5,349,505	—	—	6,013,225
Foreign	Edegel S.A.A.	66,712	221,891	288,603	14,176,258	—	—	—	14,176,258	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	925,274	46,241,341	47,166,615	—	—	—	—	—	1,184,467	3,619,205	4,803,672	9,607,344	8,396,555	53,304,242	—	71,308,141
Foreign	Emgesa S.A. E.S.P.	928,950	3,089,767	4,018,717	7,411,403	—	58,531,760	—	65,943,163	177,434	542,158	719,592	1,439,184	1,257,807	10,103,939	—	12,800,930
Foreign	Emgesa S.A. E.S.P.	789,965	2,627,492	3,417,457	6,302,546	32,953,942	—	20,688,168	59,944,656	822,066	2,511,868	3,333,934	6,667,867	5,827,533	7,416,861	42,170,891	62,083,152
Foreign	Emgesa S.A. E.S.P.	127,910	425,441	553,351	1,020,502	10,705,143	—	—	11,725,645	1,272,041	3,886,791	5,158,832	48,948,202	—	—	—	48,948,202
Foreign	Emgesa S.A. E.S.P.	920,115	3,060,381	3,980,496	7,340,914	12,326,963	—	—	19,667,877	848,027	31,784,107	32,632,134	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	631,089	16,269,543	16,900,632	—	—	—	—	—	293,884	897,979	1,191,863	15,876,519	—	—	—	15,876,519
Foreign	Emgesa S.A. E.S.P.	525,615	1,748,240	2,273,855	4,193,491	23,479,236	—	—	27,672,727	195,923	10,388,423	10,584,346	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	1,080,324	3,593,253	4,673,577	8,619,110	74,169,812	—	—	82,788,922	241,092	736,669	977,761	1,955,521	13,325,090	—	—	15,280,611
Foreign	Emgesa S.A. E.S.P.	454,112	1,510,415	1,964,527	3,623,022	8,865,052	27,196,423	—	39,684,497	916,023	2,798,961	3,714,984	7,429,968	6,493,589	8,264,567	47,033,322	69,221,446
Foreign	Emgesa S.A. E.S.P.	—	—	—	—	—	—	—	—	327,907	1,001,939	1,329,846	2,659,692	2,324,498	2,958,452	22,948,959	30,891,601
Foreign	Emgesa S.A. E.S.P.	774,134	2,574,836	3,348,970	6,176,240	15,112,435	42,007,978	—	63,296,653	527,539	1,611,923	2,139,462	4,278,924	26,076,868	—	—	30,355,792
Foreign	Emgesa S.A. E.S.P.	278,613	926,691	1,205,304	2,222,846	5,439,008	5,526,831	14,606,466	27,795,151	1,147,564	3,506,446	4,654,010	9,308,021	8,134,955	10,353,580	58,717,836	86,514,392
Foreign	Emgesa S.A. E.S.P.	—	—	—	—	—	—	—	—	481,284	1,470,591	1,951,875	3,903,750	3,411,770	4,342,253	29,922,126	41,579,899
Foreign	Emgesa S.A. E.S.P.	180,638	17,507,497	17,688,135	—	—	—	—	—	—	—	—	—	—	—	—	—
91,081,000-6	Empresa Nacional de Electricidad S.A.	416,214	1,384,363	1,800,577	3,320,662	8,125,215	8,256,413	139,675,879	159,378,169	443,752	1,355,909	1,799,661	3,599,322	3,145,709	4,003,630	26,625,123	37,373,784
91,081,000-6	Empresa Nacional de Electricidad S.A.	652,512	2,170,311	2,822,823	5,205,909	12,738,165	12,943,848	67,013,806	97,901,728	696,742	2,128,935	2,825,677	5,651,354	4,939,128	6,286,163	41,804,535	58,681,180
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,995,692	6,637,844	8,633,536	15,922,148	38,959,371	39,588,448	128,025,125	222,495,092	2,134,683	6,522,643	8,657,326	17,314,652	15,132,532	19,259,586	189,789,582	241,496,352
91,081,000-6	Empresa Nacional de Electricidad S.A.	956,132	2,405,370	3,361,502	6,435,714	19,069,273	23,877,508	—	49,382,495	587,547	1,141,652	1,729,199	3,388,622	3,650,500	4,548,717	26,604,782	38,192,621
91,081,000-6	Empresa Nacional de Electricidad S.A.	9,543,000	8,701,669	18,244,669	213,837,549	—	—	—	213,837,549	4,433,373	13,546,417	17,979,790	35,959,581	213,283,056	—	—	249,242,637
91,081,000-6	Empresa Nacional de Electricidad S.A.	2,169,821	7,217,013	9,386,834	17,311,397	50,668,664	59,466,428	—	127,446,489	2,297,667	7,020,648	9,318,315	18,636,629	16,287,903	103,768,726	—	138,693,258
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,758,444	10,118,583	11,877,027	21,414,704	47,005,622	38,062,267	29,525,291	136,007,884	748,281	6,563,199	7,311,480	14,149,547	10,774,238	15,419,226	63,946,179	104,289,190
91,081,000-6	Empresa Nacional de Electricidad S.A.	1,284,413	4,272,071	5,556,484	10,247,385	25,073,983	25,478,853	106,205,282	167,005,503	235,793	720,479	956,272	1,912,545	1,671,512	2,127,379	93,203,249	98,914,685
91,081,000-6	Empresa Nacional de Electricidad S.A.	3,759,700	12,505,089	16,264,789	29,995,867	73,395,881	132,701,925	171,350,780	407,444,453	1,204,131	3,679,288	4,883,419	9,766,837	8,535,948	10,863,934	243,144,458	272,311,177

				204,274,905					2,086,103,305			145,789,236					1,841,410,723

c)                            Finance Leases

•                                  Finance leases by debtor

Taxpayer ID Number	Name of Company	Country debtor	Taxpayer ID of lender	Name of lender	Country of lender	Type of currency	Effective Interest rate
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.40%
Foreign	Edegel S.A.A.	Peru	0-E	Scotiabank	Peru	US$	5.16%
96,830,980-3	Inversiones Gasatacama Holding Ltda.	Chile	96,976,410-5	Gasred S.A.	Chile	US$	8.64%

		12-31-2010								12-31-2009
		Current			Non-Current					Current			Non-Current
Taxpayer ID Number	Name of Company	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current
91,081,000-6	Empresa Nacional de Electricidad S.A.	514,759	1,713,147	2,227,906	4,107,030	9,667,747	7,325,181	5,083,160	26,183,118	554,228	1,680,476	2,234,704	4,463,401	3,896,027	4,901,794	16,518,373	29,779,595
Foreign	Edegel S.A.A.	2,204,779	6,628,821	8,833,600	14,084,254	30,098,142	—	—	44,182,396	2,200,935	8,439,132	10,640,067	32,300,512	10,101,808	15,689,299	10,665,225	68,756,844
96,830,980-3	Inversiones Gasatacama Holding Ltda.	65,489	195,946	261,435	—	—	—	—	—	70,737	212,201	282,938	281,357	—	—	—	281,357

				11,322,941					70,365,514			13,157,709					98,817,796

d)                           Other Loans

•                                Other loans by debtor

Taxpayer ID Number	Name of Company	Country debtor	Taxpayer ID of lender	Name of lender	Country of lender	Type of currency	Effective Interest rate
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured liabilities)	Argentina	US$	16.08%
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (non-secured liabilities)	Argentina	US$	16.08%
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.17%
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	9.90%

		12-31-2010								12-31-2009
		Current			Non-Current					Current			Non-Current
Taxpayer ID Number	Name of Company	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current
Foreign	Endesa Costanera S.A.	17,408,628	8,223,739	25,632,367	516,235	37,523,997	—	—	38,040,232	4,181,796	5,441,296	9,623,092	18,442,282	14,377,659	—	—	32,819,941
Foreign	Endesa Costanera S.A.	56,194	945,146	1,001,340	1,164,650	12,332,589	—	—	13,497,239	4,181,796	5,441,296	9,623,092	18,442,282	14,377,658	—	—	32,819,940
Foreign	Endesa Costanera S.A.	1,542,295	1,517,680	3,059,975	1,011,826	—	—	—	1,011,826	77,062	235,468	312,530	3,223,239	—	—	—	3,223,239
96,827,970-K	Endesa Eco S.A.	—	—	—	—	12,395,250	—	—	12,395,250	—	—	—	11,688,452	—	—	—	11,688,452

				29,693,682					64,944,547			19,558,714					80,551,572

APPENDIX No. 5 ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix is an integral part of Endesa Chile’s financial statements

Assets and liabilities in foreign currency are as follows:

	Foreign	Functional
ASSETS	currency	currency	12/31/2010	12/31/2009
			ThCh$	ThCh$

CURRENT ASSETS

Cash and cash equivalents			52,510,094	79,287,119
	U.S. Dollar	Colombian Peso	1,280	279
	U.S. Dollar	Chilean Peso	46,804,371	58,805,331
	U.S. Dollar	Peruvian Sol	966,052	8,025,665
	U.S. Dollar	Argentine Peso	4,738,391	12,455,844

Trade and other current receivables			18,372,233	35,725,419
	U.S. Dollar	US Dollar	18,372,233	35,725,419

Account receivable from related companies			714,803	773,861
	U.S. Dollar	Brazilian Reais	714,803	773,861

TOTAL CURRENT ASSETS			71,597,130	115,786,399

NON-CURRENT ASSETS
Investment accounted for using equity method			574,880,500	562,980,574
	U.S. Dollar	Chilean Peso	2,887,481	10,131,240
	Argentine Peso	Chilean Peso	839,893	944,871
	Brazilian Reais	Peruvian Sol	60,441,860	58,646,962
	Brazilian Reais	Chilean Peso	510,711,266	493,257,501

Goodwill			88,301,992	93,339,475
	Peruvian Sol	Chilean Peso	72,931,068	75,920,260
	Argentine Peso	Chilean Peso	15,370,924	17,419,215

TOTAL NON-CURRENT ASSETS			663,182,492	656,320,049

TOTAL ASSETS			734,779,622	772,106,448

			12-31-2010
			Current			Non-Current
	Foreign currency	Functional currency	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Other current financial liabilities	U.S. Dollar		43,257,291	105,039,180	148,296,471	316,074,690	319,157,911	181,167,395	345,969,960	1,162,369,956
	U.S. Dollar	Chilean Pesos	16,174,193	46,935,449	63,109,642	262,907,288	216,379,053	127,580,318	339,797,970	946,664,629
	U.S. Dollar	Brazilian Reais	—	—	—	—	—	—	—	—
	U.S. Dollar	Peruvian Soles	4,532,918	30,789,583	35,322,501	47,472,662	52,922,272	53,587,077	6,171,990	160,154,001
	U.S. Dollar	Argentine Pesos	22,550,180	27,314,148	49,864,328	5,694,740	49,856,586	—	—	55,551,326
TOTAL LIABILITIES			43,257,291	105,039,180	148,296,471	316,074,690	319,157,911	181,167,395	345,969,960	1,162,369,956

			12-31-2009
			Current			Non-Current
	Foreign currency	Functional currency	Less than 90 days	More than 90 days	Total current	1 to 3 years	3 to 5 years	More than 5 years	More than 10 years	Total non- current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Other current financial liabilities	U.S. Dollar		43,554,407	296,269,060	339,823,467	418,096,478	631,476,249	340,737,569	298,969,772	1,689,280,068
	U.S. Dollar	Chilean Pesos	18,113,650	182,060,113	200,173,763	254,073,486	573,118,679	265,049,233	288,304,547	1,380,545,945
	U.S. Dollar	Brazilian Reais	1,018,392	67,854,542	68,872,934	26,976,832	14,097,354	25,725,061	—	66,799,247
	U.S. Dollar	Peruvian Soles	18,169,214	33,579,600	51,748,814	113,071,393	44,260,216	49,963,275	10,665,225	217,960,109
	U.S. Dollar	Argentine Pesos	6,253,151	12,774,805	19,027,956	23,974,767	—	—	—	23,974,767
TOTAL LIABILITIES			43,554,407	296,269,060	339,823,467	418,096,478	631,476,249	340,737,569	298,969,772	1,689,280,068