Form 20-F
period 2011-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2012-04-05
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 1-13240

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of Registrant as specified in its charter)

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Translation of Registrant’s name into English)

CHILE
(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile
(Address of principal executive offices)

Eduardo Escaffi, phone: (56-2) 630-9847, fax: (56-2) 378-4789, eej@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$ 400,000,000	8.350%	Notes due August 1, 2013
$ 200,000,000	8.625%	Notes due August 1, 2015
$ 205,881,000	7.875%	Notes due February 1, 2027
$ 70,780,000	7.325%	Notes due February 1, 2037
$ 40,416,000	8.125%	Notes due February 1, 2097
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

As of December 31, 2011

ENEL
92.1%
ENDESA SPAIN
100%
ENDESA LATINOAMÉRICA
60.6%
ENERSIS
60.0%
ENDESA CHILE
Generation
Other Businesses
CHILE
ARGENTINA
COLOMBIA
PERU
Celta 100.0%
Endesa Eco 100.0%
San Isidro 100.0%
Pangue 95.0%
Pehuenche 92.7%
El Chocón 65.4%
Endesa Costanera 69.8%
Emgesa 26.9%
Edegel 62.5%
Ingendesa 100.0%
Túnel El Melón 100.0%
Associates
Electrogas 42.5%
Endesa CEMSA 45.0%
Endesa Brasil (2) 38.9%
GNL Quintero 20.0%
GNL Chile 33.3%
Jointly - Controlled
HidroAysén 51.0%
GasAtacama 50.0%
Transquillota 50.0%

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Endesa Chile’s economic interest in such subsidiary.
(2)

Through this company, we carried out our participation in the Brazilian electricity business, which consolidates operations of two generation companies (Endesa Fortaleza and Cachoeira Dourada), one transmission company (CIEN), and two distribution companies (Ampla and Coelce).  Endesa Brasil is a subsidiary of our parent company, Enersis.

GLOSSARY

Acciona	Acciona, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain until June 25, 2009.

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	A former Colombian subsidiary, which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates in the SING with thermal plants.

Cemsa	Endesa Cemsa S.A	Energy trading company with operations in Argentina, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis, that operates mainly in Bogotá.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Endesa Brasil’s transmission subsidiary with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires greater metropolitan area, a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company, a subsidiary of Endesa Chile, with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of our parent company, Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.

Our company, a publicly held limited liability stock company incorporated under the laws of the Republic of Chile, with operations in Chile, Argentina, Colombia and Peru and an equity interest in Brazil, and 13,864 MW of consolidated installed capacity. Registrant of this Report.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	Chilean electricity company, owner of Central Eólica Canela S.A. and Ojos de Agua mini hydro plant. Endesa Eco is an Endesa Chile subsidiary.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Latinoamérica	Endesa Latinoamérica S.A.U.	Formerly Endesa Internacional S.A.U., a subsidiary of Endesa Spain and the direct controller of our parent company, Enersis.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our Chilean parent company, with a 60.0% controlling stake in Endesa Chile.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders Meeting	Extraordinary Shareholders Meeting

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile that is 50% owned by Endesa Chile.

Gener	Aes Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina, and Colombia.

GNLQ	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile), in which LNG is unloaded, stored and regasified.

IDR	Issuer Default Rating	Reflects the relative vulnerability of an entity to default on its financial obligations.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders Meeting	Ordinary Shareholders Meeting

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (Endesa Chile or the Company) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2011.

We are a Chilean company engaged directly and through our subsidiaries and jointly-controlled entities in the electricity generation business in Chile, Argentina, Colombia and Peru.  We also have unconsolidated equity investments in companies engaged primarily in the electricity generation, transmission and distribution business in Brazil.  As of the date of this Report, our direct controlling entity, Enersis S.A. (Enersis), owns a 60.0% stake in our company.  Endesa, S.A. (Endesa Spain), a Spanish electricity generation and distribution company, owns 60.6% of Enersis.  Enel S.p.A. (Enel), an Italian generation and distribution company, owns 92.1% of Endesa Spain through a wholly-owned subsidiary.

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

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2011, UF 1 was equivalent to Ch$ 22,294.03.  The dollar equivalent of UF 1 was $ 42.94 at December 31, 2011, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank,” or the “Central Bank”) as of December 31, 2011 of Ch$ 519.20 per $ 1.00.  As of March 31, 2012, UF 1 was equivalent to Ch$ 22,533.51. The dollar equivalent of UF 1 was $ 46.01 at March 31, 2012, using the Observed Exchange Rate reported by the Central Bank as of such date of Ch$ 489.76 per $ 1.00.

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

Jointly-controlled entities, which are those that do not have a controlling shareholder but are governed by a joint management agreement, are consolidated by the proportional consolidation method.  Endesa Chile recognizes, line by line, its share of the assets, liabilities, income, expenses and cash flows of such entities, subject to accounting eliminations.

Investments in associates in which the Company has significant influence are recorded in our Consolidated Financial Statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates see Appendix No.1 to the Consolidated Financial Statements.

For the convenience of the reader, this Report contains translations of certain peso amounts into dollars at specified rates.  Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate as of December 31, 2011, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates”.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding its own energy consumption and losses on the part of the power plant), within a given period.  Losses are expressed as a percentage of total energy generated.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements, included in this Report.  Our audited Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.  The financial data as of and for each of the four years ended December 31, 2011 in the table below are presented in pesos.

Amounts are expressed in millions except for ratios, operating data, shares and ADS (American Depositary Shares) data.  For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2011, are translated at the Observed Exchange Rate for that date of Ch$ 519.20 per $ 1.00.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “Exchange Rates” below.

The following tables set forth the selected consolidated financial data of Endesa Chile in accordance with IFRS for the periods indicated and the operating data by country:

	As of and for the year ended December 31,
	2008	2009	2010	2011	2011 (1)
	Ch$ Million				Million of $
Consolidated Income Statement Data
Revenues	2,536,388	2,418,919	2,435,382	2,404,490	4,631
Operating Expense (2)	(1,662,224)	(1,401,988)	(1,544,658)	(1,616,519)	(3,113)

Operating Income	874,164	1,016,931	890,724	787,971	1,518
Financial Income (Expense), Net	(223,218)	(196,111)	(129,800)	(149,335)	(288)
Total gain (loss) on sale of non-current assets not held for sale	(708)	65	1,621	973	2
Other non-operating income	117,471	123,683	102,030	152,110	293

Net Income Before Tax	767,709	944,568	864,575	791,719	1,525
Income tax	(210,178)	(172,468)	(179,964)	(210,564)	(406)

Net Income	557,531	772,100	684,611	581,155	1,119
Net income attributable to: Owners of parent	433,177	627,053	533,556	446,874	861
Net income attributable to: Non-controlling interests	124,354	145,047	151,055	134,281	258

Net Income (loss) from continuing operations per Share (Ch$ / $)	52.82	76.45	65.05	54.49	0.1049
Net Income (loss) from continuing operations per ADS (Ch$ / $)	1,584.60	2,293.50	1,953.00	1,634.70	3,148
Net income (loss) per Share (Ch$/$ per share)	52.82	76.45	65.05	54.49	0.1049
Net Income (loss) per ADS (Ch$ / $ per ADS)	1,584.60	2,293.50	1,953.00	1,634.70	3,148
Cash Dividends per share (Ch$ / $ per share)	16.19	25.25	17.53	32.53	0.0627
Cash Dividends per ADS (Ch$ / $ per ADS)	485.70	757.50	525.90	975.90	1.880
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202	8,202
Number of ADS (millions)	14	13	11	13	13

Consolidated Balance Sheet Data
Total Assets	6,678,905	6,169,353	6,034,872	6,562,013	12,639
Non-Current Liabilities	2,621,307	2,233,249	1,969,055	2,183,644	4,206
Equity Attributable to Owners of parent	1,598,730	2,069,086	2,376,487	2,558,538	4,928
Equity Attributable to Non-controlling interests	1,103,224	885,916	728,340	882,602	1,700
Capital Stock (3)	1,537,723	1,537,723	1,537,723	1,537,723	2,962

Other Consolidated Financial Data
Capital Expenditures (Capex)(4)	257,606	316,002	258,790	270,608	521
Depreciation, amortization and impairment losses	186,605	240,142	179,714	185,920	358

(1)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the exchange rate of Ch$ 519.20 per dollar, the Observed Exchange Rate as of December 31, 2011.
(2)	Operating Expense include Selling and Administration Expense.
(3)	Includes share premium.
(4)

Capex figures represent actual payments for each year.  These figures do not coincide with those presented in “Item 4A.— Investments, Capital Expenditures and Divestitures,” where accrued investments for each year are presented.

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011
Operating Data by Country
Endesa Chile
Installed capacity in Chile (MW)	4,779	5,283	5,650	5,611	5,611
Installed capacity in Argentina (MW)	3,644	3,652	3,652	3,652	3,652
Installed capacity in Colombia (MW)	2,829	2,895	2,895	2,914	2,914
Installed capacity in Peru (MW)	1,468	1,467	1,667	1,668	1,668
Production in Chile (GWh)(1)	18,773	21,267	22,239	20,914	20,722
Production in Argentina (GWh)(1)	12,117	10,480	11,955	10,940	10,801
Production in Colombia (GWh)(1)	11,942	12,905	12,674	11,283	12,090
Production in Peru (GWh)(1)	7,654	8,102	8,163	8,466	9,153

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

Unless otherwise indicated in this Report, amounts translated to dollars have been calculated based on the exchange rates prevailing as of December 31, 2011.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate (Ch$ per $)
Year	Low	High	Average(1)	Period- end
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45
2009	491.09	643.87	554.22	507.10
2010	468.01	549.17	510.38	468.01
2011	455.91	533.74	483.45	519.20

	Monthly Observed Exchange Rate(1) (Ch$ per $)
Last six months	Low	High	Average (1)	Period- end
2011
October	490.29	533.74	—	490.29
November	494.08	526.83	—	517.37
December	508.67	522.62	—	519.20

2012
January	485.35	518.20	—	488.75
February	475.29	487.73	—	476.27
March	480.62	491.57	—	487.44

Source: Chilean Central Bank.

(1)         The average of the exchange rates on the last day of each month during the yearly period.  This is not applicable to monthly data.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of $1.00 at the end of the preceding period and the end of the period for which the calculation is being made.  For example, to calculate the devaluation of the year-end Chilean peso in 2011, one determines the percent change between the reciprocal of Ch$ 468.01 (the value of one dollar as of December 31, 2010) and the reciprocal of Ch$ 519.20 (the value of one dollar as of December 31, 2011).  In this example, the percentage change between 0.002137 (the reciprocal of 468.01) and 0.001926 (the reciprocal of 519.20) is (9.9)%, which represents the 2011 year-end devaluation of the Chilean peso against the 2010 year-end dollar.  A positive percentage change means that the Chilean peso appreciated against the dollar, while a negative percentage change means that the peso devaluated against the dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2007 through December 31, 2011 and through the date indicated in the table below, based on information published by the Chilean Central Bank.

	Period End	Appreciation (Devaluation) (1)
Chilean Peso Equivalent of $ 1
Year Ended:
December 31, 2007	496.89	7.1%
December 31, 2008	636.45	(21.9)%
December 31, 2009	507.10	25.5%
December 31, 2010	468.01	8.4%
December 31, 2011	519.20	(9.9)%

Source: Chilean Central Bank.

(1)           Calculated based on the variation of period-end exchange rates.

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

A financial crisis in the European Community or a European sovereign debt crisis may have an adverse effect on our liquidity.

At the time of filing this Report, the crisis in the euro zone is threatening a recession in Europe and defaults by certain governments.  There is also a risk of a run on deposits of banks short of cash, a significant increase in the yields of European governments’ bonds, a corporate credit crunch, tighter fiscal policies, and a significant decrease in investor confidence in the euro zone.  Among the countries that are particularly at risk are Spain and Italy, home of our parent companies, Endesa Spain and Enel, respectively.

We carry out a significant portion of our bank financings and derivative hedges with European banks.  Our European counterparty risk takes into account loans and derivatives accounted for either in the parent bank entities headquartered in Europe or in any of their subsidiaries or agencies outside Europe.  In general terms, European banks who act through their foreign subsidiaries, agencies and representative offices also take an aggregated group risk to counterparty exposure, both theirs and ours.  If any of the European banks with which we have significant relationships were to encounter severe financial difficulties, our access to bank loans would be significantly curtailed, and would probably lead to an increase in our interest expense.

As of December 31, 2011, $ 410 million of our outstanding bank debt and $ 546 million of the notional amount of our derivative hedges are with bank groups whose parent companies are headquartered in Europe.  The derivative hedges deal with both currency swaps and interest rates swaps, though the most significant component is the currency hedge for the dollar against the inflation-indexed Chilean peso (the UF).  As of December 31, 2011, these derivative hedges had a mark to market value of $ 3.9 million in our favor.  Of the amounts mentioned here, 91% of our bank debt and 91% of the notional amount of our derivatives have been contracted with Spanish banks.  A severe financial disruption affecting these Spanish banks could therefore have an adverse effect on us.  (See “Item 5. Operating and Financial Review and Prospects.  ̶̶̶  ̶̶̶  B. Liquidity & Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”)

South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.

All of our operations are located in five South American countries.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.  Moreover, we have investments in relatively risky countries such as Argentina.  Generation and distribution of cash from subsidiaries located in Argentina have been lower than expected.

A substantial portion of our assets and operations are located in Chile, making our financial condition and results of operations particularly dependent on the performance of Chile.  In 2011, Chilean GDP increased by 6.2% compared to a 5.2% increase in 2010.  The latest estimate from the Chilean Central Bank forecasts growth for 2012, in the 3.75%-4.75% range.  However, such growth may not be achieved and the growth trend may not be sustainable in the future.  Future developments in the Chilean economy may impair our ability to proceed with our strategic plans and adversely impact our financial condition or results of operations.

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

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business and financial results.

Governmental authorities have changed monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru.  To a lesser extent, the Chilean government has also exercised and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies.  These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls as well as other interventionist measures.  For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used Central Bank reserves of the Argentine Treasury in order to pay down indebtedness maturing in 2010, and according to a survey by Torcuato di Tella University, the government has intervened the national statistics office since 2007 in order to underreport inflation.  In 2010, Colombia imposed an equity tax to finance the works to repair damages caused by severe flooding, which resulted in an accrual booked in January 2011 for tax payable in 2011-2014.  For additional information please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Country by Country Comparative Analysis of Operating and Non-Operating Results for 2010 and 2011 — Selling and Administrative Expenses”).

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

Our primary facilities include power plants and their associated transmission lines, pipelines, LNG terminals and re-gasification plants, storage and chartered LNG tankers.  Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism.  We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses.  There may be an important time lag between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event.  For further detail, please see “Item 4 D. Property, Plants and Equipment.”

As an example, on February 27, 2010, Chile experienced a major earthquake, with a magnitude of 8.8 on the Richter scale, in the Bío-Bío Region, followed by a tsunami.  Our thermal generation plants Bocamina and Bocamina II, which are located near the epicenter, sustained damages as a result of the earthquake.

A material breach of penal law by our senior management or employees may lead to very adverse consequences.

In each of the countries where we operate, our senior management or employees could become involved in fraudulent practices such as intentional manipulation of financial statements, misappropriation of assets, inappropriate traffic of influence, insider trading, bribery, kickbacks, receipt of gratuities, unauthorized intercompany transactions, deliberate release of misleading information or rumors, and other forms of corruption or breach of penal law.  Depending on the materiality of such fraudulent acts, we could be exposed to regulatory fines, litigation, loss of operating licenses or concessions, and even insolvency or bankruptcy.  For further discussion, please see “Item 6 Directors, Senior Management and Employees — c. Board Practices” and “Item 16.B Code of Ethics.”

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, risks related to refinancing our maturing debt, and to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2011, the principal amount of our outstanding debt in financial terms was $ 3,769 million while, for accounting purposes, it totaled $ 3,904 million.  These amounts differ since financial debt, unlike accounting debt, does not include accrued interest.

Our financial debt had the following maturity timetable:

•                  $    450 million in 2012;

•                  $    534 million in 2013;

•                  $    866 million in the 2014-2016 period; and

•                  $ 1,919 million thereafter.

Set forth below is a breakdown by country for financial debt maturing in 2012:

•                  $ 104 million — Chile;

•                  $ 129 million — Argentina;

•                  $ 157 million — Colombia; and

•                  $   60 million — Peru.

Some of our debt agreements are subject to financial covenants.  They also contain affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions.  A significant portion of our financial indebtedness is subject to cross default provisions, with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to such a cross default.

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bond holders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable.

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

We may also be unable to raise funds required to finish our projects under development or under construction.  Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

As of the date of this Report, Argentina continues to be the country with the highest refinancing risk.  As of December 31, 2011, the third-party financial debt of our Argentine subsidiaries amounted to $ 297 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we intend to roll over our outstanding Argentine debt to the extent we are able to do so.  If our creditors do not continue to accept rolling over debt when it becomes due, and we are unable to refinance such obligations, we may default on such indebtedness. Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of $ 17.6 million (which includes $ 4.3 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996.  The aggregate amount accrued under the supplier credit agreement as of March 30, 2012, including capitalized interest, was $ 141 million.  Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but has in the past received waivers expressing the willingness to renegotiate payments.  Such missed payments have been carried out on mutually agreed terms.  As of the date of this Report, Endesa Costanera has not received a waiver for the payment past due.  The relevant terms of the supplier credit provide for a 180-day grace period for payment.  There can be no assurance that Endesa Costanera will receive a waiver or payment extension prior to the expiration of the 180-day grace period for payment.  (See “Item 4.  Information on the Company.  B.  Business Overview. Electricity Industry Regulatory Framework.  Argentina.  Regulatory Developments: the industry after the Public Emergency Law” and “Item 5.  Operating and Financial Review and Prospects - B.  Liquidity and Capital Resources”). For more information on covenants, cross default and relevant provisions of our credit facilities, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 58% of our consolidated installed generation capacity in 2011 was hydroelectric.  Accordingly, extreme hydrological conditions may affect our business and may have an adverse effect on our results.  In the last few years, regional hydrology has been affected by two climactic phenomena — El Niño and La Niña — that influence rainfall regularity and may lead to droughts.  The effects of El Niño or La Niña can unevenly affect the hydrology of the countries where we operate.

During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently.  Operating costs of thermal plants might be considerably higher than those of hydroelectric plants.  Our operating expenses increase during these periods, and depending on our commercial obligations, we may have to buy electricity from the spot market in order to comply with our contractual supply obligations.  The cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.  For further information on hydrology please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results — a. Hydrological Conditions: Generation Business.”

Governmental regulations may adversely affect our business and have already done so in Argentina.

We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations may adversely affect our profitability.  For example, the Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in any of the countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way.  Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

The regulatory framework, set by governmental authorities, for the electricity sector in a jurisdiction may affect the ability of our generation companies (such as Endesa Costanera) to collect revenues sufficient to offset our costs.  (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”)

The inability of any company in the Endesa Chile Group to collect revenues sufficient to cover operating costs may affect the ability of the affected company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations.  Such situation occurred in Endesa Costanera in 2011.

In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business.  For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. (See “Item 4. Information on the Company. — B. Business Overview. — Electricity Industry Regulatory Framework. — Chile — Water Rights).”

Regulatory authorities may impose fines on our subsidiaries.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure, in the five countries in which we operate.  In Chile, such fines may range from 1 Unidad Tributaria Mensual (UTM), or $ 75, to 10,000 Unidades Tributarias Anuales (UTA), or $ 9.0 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2011.  In Peru, fines can reach a maximum of 1,300 Unidad Impositiva Tributaria (UIT) or $ 1.7 million as of December 31, 2011; in Colombia fines may range from $ 2,900 to $ 0.6 million; in Argentina, there is no maximum limit for the fines and in Brazil fines may be imposed for up to 2.0% of the concessionaire’s revenues.

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

For example, in September 2011 SEF imposed fines totaling 2,382 UTA or $ 2.1 million, on Endesa Chile and Pehuenche due to a blackout that occurred in the Metropolitan Region in March 2010.  In the case of our foreign subsidiaries, in 2006 in Peru the Comité de Operación Económica del Sistema (Peruvian Economic Operating Committee of the Interconnected System), or COES, ordered Edegel to pay approximately $ 1.3 million to other generating companies that were forced to compensate their clients due to an alleged failure of Edegel to comply with certain quality parameters.  For further information on fines please refer to “Item 4. Information on the Company. — B. Business Overview. — Electricity Industry Regulatory Framework.”

We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations we rely partly on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates.  The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where they operate.

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

Contractual Constraints.  Distribution restrictions included in some credit agreements of our subsidiaries Endesa Costanera and El Chocón may prevent dividend distributions and other distributions to shareholders if they are not in compliance with certain financial ratios.  Generally, companies are not allowed to make any kind of distribution in case of default on credit agreements.

Operating Results of Our Subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results.  To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.  For further discussion see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and Note 22.4 of our Consolidated Financial Statements.

Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders.

Most South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.

Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our operating cash flows are linked to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations to peg our tariffs to the dollar.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially when local currencies devalue against the dollar.  Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may affect our financial condition and results from operations.  For more information on the risks associated with foreign exchange rates, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2011, using financial rather than accounting conventions, the principal amount of Endesa Chile’s total consolidated financial debt was $ 3,769 million (net of currency hedging instruments).  Of this amount, $ 2,086 million, or 55%, was denominated in dollars and $ 407 million in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•                  $ 1,095 million in Colombian pesos;

•                  $    105 million in Argentine pesos; and

•                  $     77 million in soles.

This totals an aggregate of $ 1,277 million in currencies other than dollars or pesos.  For more information on the risks associated with foreign exchange rates, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

For the twelve-month period ended December 31, 2011, our operating cash flows amounted to $ 2,457 million (before consolidation adjustments) of which:

•                  $ 1,655 million, or 67.4%, was generated in dollars;

•                  $    572 million, or 23.3%, in Colombian pesos;

•                  $    154 million, or 6.3%, in Argentine pesos;

•                  $     39 million, or 1.6%, in soles; and

•                  $     37 million, or 1.5%, in Chilean pesos.

Although we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.  For further discussion please see “Item 5 Operating and Financial Review and Prospects — A. Operating Results — Local Currency Exchange Rate.”

Furthermore, trading of our common stock underlying ADS is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADS in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADS.  If the peso depreciates against the dollar, the value of the ADS and any dollar distributions ADS holders receive from the depositary bank will decrease.  For further disclosure please refer to “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

Our financial condition or results from operations could be adversely affected if certain material claims are resolved against us.  For a discussion of pending lawsuits against us see Note 20.2 “Lawsuits and arbitration proceedings” of our audited Consolidated Financial Statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into.  We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts.  Prices in these contracts are indexed according to different commodities, exchange rate, inflation and the market price of electricity.  For further discussion, please refer to “Item 5.F. Tabular Disclosures of Contractual Obligations — Contractual Operational Obligations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

Enel beneficially owns 92.1% of Endesa Spain, which in turn owns 60.6% of Enersis’ share capital, and Enersis beneficially owns 60.0% of Endesa Chile’s outstanding capital stock.  Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  Our controlling shareholders also can exercise influence over our operations and business strategy.  Their interests may in some cases differ from those of our other shareholders.  Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not have an equity interest.  For further information of our controlling shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions — A.  Major Shareholders.”

Environmental regulations in the countries in which we operate and other factors may cause delays or impede the development of new projects, as well as increase of our costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  Approval of these environmental impact studies may take longer than originally planned, and also, may be withheld by governmental authorities.  Local communities, ethnic and environmental activists, among others, may intervene during the approval process in order to delay or prevent the project’s development.  They may also seek injunctive or other relief, with negative implications for us if they should succeed with their claims.  For example, our HidroAysén project in Chile was submitted for approval by the environmental authorities on February 27, 2009, and received approval more than two years later, on May 9, 2011.  Environmental approval for the transmission side of the project is still pending as of the date of this Report.  This project is not feasible without such transmission authorization.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, accidents or other unforeseen events.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments.  See “Item 4.  Information on the Company — B.  Business Overview — Electricity Industry Regulatory Framework.”

Our power plant projects may encounter significant opposition from groups who may ultimately damage our reputation and could result in impairment of goodwill.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies.  If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward us, our ability to operate could be impaired and our financial results could suffer.

The development of new power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, local communities and political parties, among others, all of whom may affect the company’s reputation and goodwill.  For example, the environmental approval for the construction of our Ralco hydro power plant in southern Chile faced significant opposition in 2002 from indigenous inhabitants who lived in areas that had to be flooded.  Currently, our HidroAysén project, whose study is being undertaken jointly together with Colbún, has also encountered substantial opposition by environmental activists.  Such groups are sometimes financed internationally, and as such may receive global attention.  The operation of our current thermal power plants may also affect our goodwill, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, and ultimately lead to projects and operations which may not be optimal, as well as to lower stock prices, and failure to attract or retain valuable employees, all of which could result in an impairment of goodwill.  For more information regarding our projects under development please see “Item 4 D. Property, Plants and Equipment — Projects under Development.”

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

Several of our employees are members of unions and have collective bargaining agreements which expire from time to time, and need to be renewed on a regular basis.  Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees, or by an agreement with a labor union that contains terms that are not in line with our expectations.

Certain employees have highly specialized skills.  As a consequence, certain actions by these employees, such as strikes, walk-outs or stoppages, could negatively impact our operating and financial performance, as well as our reputation.  For more information of collective bargaining agreements and unionized employees please see “Item 6. Directors, Senior Management and Employees — D. Employees.”

Interruption or failure of our information technology and communications systems and external attacks or invasions of our IT systems could have an adverse effect on our operations and results.

We depend on information and communication systems to operate our businesses, the failure of which could adversely affect our financial condition and results of operations.

Information technology, communication and processing systems (collectively, “IT”) are all vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards.  Our distribution subsidiaries could also be affected adversely since they rely heavily on IT systems to monitor their grids, billing processes to millions of clients, and customer service platforms, among others.  Temporary or long-lasting operational failures of any of these IT systems could have a material adverse effect on our results of operations.

In the last few years, global cyber attacks on security systems and IT have intensified.  We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber-spying involving strategic information that may be beneficial for third parties, and cyber-robbery of proprietary and confidential information, including information on our clients.  In early 2012, a cyber attack was organized by Anonymous Operation Green Rights to protest against our potential future construction of hydroelectric power plants in the Chilean Patagonia.  More violent attacks may have an adverse effect on our operations, results and image.

We rely on electricity transmission facilities that we do not own or control.  If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell.  This dependence exposes us to several risks.  If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity.  If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient.  If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results.  On February 27, 2010, due to the 8.8 magnitude earthquake on the Richter scale in Chile, Transelec, a transmission company unrelated to us, experienced damages to its high voltage transmission line which prevented us from selling and distributing our electricity to final consumers.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of Chile’s 17 million inhabitants), due to the failure of Transelec’s 220 kV Ancoa substation, which led to the disruption of two 500 kV transmission lines in the SIC (the Chilean Central Interconnected System), and the subsequent failure of the remote recovery computer software used by CDEC to operate the grid.  This blackout, which lasted for two hours, highlighted the fragility of the transmission grid and demonstrated the need to increase investments in network expansion in order to make technological improvements that enhance the reliability of the transmission grid.

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States.  In addition, Chilean securities markets may be affected materially by developments in other emerging markets.  The low liquidity of the Chilean market may impair the ability of holders of ADS to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.  For further discussion, please see “Item 9.A. Offer and Listing Details.  Market Price and Volume Information”

Lawsuits against us brought outside of the South American countries in which we operate, or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States.  Almost all of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well.  If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.   Information on the Company

A.          History and Development of the Company.

History

Empresa Nacional de Electricidad S.A. (Endesa Chile) is a publicly held limited liability stock company organized under the laws of the Republic of Chile on December 1, 1943.  The Company is commercially referred to as both “Endesa” and “Endesa Chile.” The Chilean government owned Endesa Chile since its origins in 1943 until we began a privatization process through a series of public offerings between 1987 and 1989.

The Company’s contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(562) 630-9587
Fax:	(562) 378-4789
Web site:	www.endesa.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Street Address:	850 Library Avenue, Suite 204, Newark, Delaware 19711
Telephone:	1 (302) 738-6680

We are an electric utility company engaged, directly and through our subsidiaries and affiliates, in the generation and transmission of electricity businesses in Chile, Argentina, Brazil, Colombia and Peru.  In May 1992, we began our international expansion program with the following developments:

•                  We acquired a stake in Endesa Costanera in 1992 and, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina.  As of December 31, 2011, our equity interest in El Chocón is 65.4% and in Endesa Costanera 69.8%.

•                  We acquired Edegel in Peru in October 1995. In June 2006, Edegel and Etevensa merged, after which Endesa Chile’s equity interest in Edegel increased to 33.1%.  In October 2009, we purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain.  With this transaction, we increased our economic interest in Edegel to 62.5%.

•                  We acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007, these subsidiaries were merged into Betania, which then adopted the name of “Emgesa S.A. E.S.P.”  As of December 2011, Endesa Chile’s equity interest in Emgesa was 26.9%.  Due to a transfer of rights from another subsidiary of Endesa Spain, Endesa Chile controls and therefore consolidates Emgesa.

•                  We acquired Cachoeira Dourada in Brazil in September 1997, and in 1998 we and Endesa Spain invested in CIEN, which operates an international transmission line connecting Brazil and Argentina.  Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of our affiliate, Endesa Brasil, which we account for based on the equity method.

In March, 2007, Spanish company Acciona, S.A. (Acciona) and Italian company Enel S.p.A, (Enel) executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through Endesa Latinoamérica, holds 60.6% of the share capital of Enersis, which in turn holds 60% of the share capital of Endesa Chile.  In February, 2009, Acciona and Enel reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L.U., a wholly-owned subsidiary of Enel, its 25.0% shareholding in Endesa Spain.  In June 2009, the transaction was completed, making Enel the ultimate controller of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain.

Enel is a publicly-traded company headquartered in Italy, and is primarily engaged in the energy sector, with presence in 40 countries worldwide, and has over 97,000 MW of net installed capacity. It provides service to more than 61 million clients through its electricity and gas businesses.

In October 2009, we purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain.  With this transaction, we increased our economic interest in Edegel from 33.1% to 62.5%.

As of December 31, 2011 we had 13,845 MW of installed capacity, with 182 generation units in the five countries in which we operate, consolidated assets of Ch$ 6,562 billion, and operating revenues of Ch$ 2,387 billion for the year then ended.

Investments, Capital Expenditures and Divestitures

We coordinate the overall financing strategy including terms and conditions of borrowings by, and intercompany advances to, our subsidiaries to optimize debt and liquidity management.  For the most part, our operating subsidiaries independently plan capital expenditure financed by internally generated funds or direct financings.  Additionally, by focusing on Endesa Chile as a whole and seeking to provide services across the group of companies, we aim to reduce investments at the individual subsidiary level in items such as procurement, telecommunication and information systems.  Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough so as to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit.  Investment priorities are currently focused on developing the capacity plan in Chile and Colombia, so as to guarantee adequate levels of reliable supply and due concern for environmental issues.

For the 2012-2016 period, we expect to make capital expenditures of Ch$ 1,152 billion on a consolidated basis, relating to investments currently in progress, maintenance of existing installed capacity and in the studies required to develop other potential generation projects.  For further detail regarding these projects, please see “Item 4 D. Property, Plants and Equipment-Projects under Development.”

The table below sets forth the capital expenditures made in 2009, 2010 and 2011 and the expected capital expenditures for the 2012-2016 period:

	Capital Expenditure (1)
	2009	2010	2011	2012-2016
	(in million of Ch$)
Chile	313,770	116,516	145,518	292,123
Abroad	71,765	67,747	144,418	859,571
Total	385,535	184,263	289,936	1,151,694

(1)

Capex figures represent accrued investments for each year, except for future projections. These figures do not match with those presented in “Item 3A.— Selected Financial Data”, where effective payments for each year are presented.

Capital Expenditures 2009, 2010 and 2011

Our investments in 2011 and 2010 related principally to the 370 MW Bocamina II project in Chile and the 400 MW El Quimbo project in Colombia, both of which are still in progress, and maintenance of existing installed capacity.  Our investments in 2009 related principally to the Bocamina II project, Canela II wind farm and Quintero thermal plant projects in Chile; the Santa Rosa plant in Peru and maintenance of existing installed capacity, mainly in Argentina and Peru.

Investments currently in progress

Our material plans in progress include completion of the Bocamina II project, which is expected within the second half of 2012 to add 370 MW of capacity to our Chilean operations in response to increased demand in that market; and the completion of the El Quimbo project, which is expected by December 2014 to add 400 MW of capacity to our Colombian operations in response to increased demand in that market. In general terms, projects in progress are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

B.                                    Business Overview.

We are a publicly held limited liability stock company with consolidated operations in Chile, Argentina, Colombia and Peru and an equity interest in a Brazilian company.  Our core business segment is electricity generation.  The low amount of revenues from non-generation activities, less than 1.0% in terms of our 2011 revenues, does not justify the breakdown of revenues per activity.  Additionally, we do not report them as a separate business segment for purposes of this discussion, or under IFRS.

	Year ended December 31,
Operating Revenues	2009	2010	2011	% Change 2011 vs 2010
	(in million of Ch$, except percentages)
Generation (Chile) (1)	1,373,231	1,345,371	1,257,995	(6.5)
Other businesses (Chile) (1)	35,418	19,734	18,699	(5.2)
Colombia	500,964	507,516	498,544	(1.8)
Argentina	296,578	352,358	390,136	10.7
Peru	213,625	211,261	239,841	13.5
Consolidated Adjustments Foreign Subs	(897)	(858)	(725)	15.5
Total Revenues	2,418,919	2,435,382	2,404,490	(1.3)

For further information related to operating revenue and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 30 to our Consolidated Financial Statements.

Our consolidated installed capacity, as of December 31, 2011, was 13,845 MW, with 57.8% hydroelectric capacity, 41.6% thermal electric and 0.6% wind power generation capacity.  Total installed capacity is defined as the maximum power capacity (measured in MW generation units) under specific technical conditions and characteristics.

We own and operate 54 generation facilities over the four countries in which we consolidate results, partly comprised of 28 generation facilities in Chile with an aggregate installed capacity, as of December 31, 2011, of 5,611 MW, the same value registered in December 31, 2010. Additionally, as of December 31, 2011, we also had stakes in 26 generation facilities outside of Chile with an aggregate installed capacity of 8,234 MW, the same value registered in December 31, 2010.

We accounted for 32% of Chile’s total generation capacity as of December 31, 2011, measured by the installed capacity published by CDEC-SIC.  Hydroelectric installed capacity represents 61.7% of Endesa Chile’s total installed capacity in Chile, thermoelectric installed capacity represents 36.9% and wind power represents 1.4%.  The CDEC is the electricity dispatch center in the corresponding electric system.  See “Item 4  B. Business Overview — Electricity Industry and Regulatory Framework”.   Hydroelectric installed capacity outside Chile represents 57.8% of Endesa Chile’s total installed capacity outside Chile.  Based on 2011 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 12%, 20% and 26% of total capacity in each country, respectively.

For additional detail on capacity increase of these units see “Item 4D. Property, Plants and Equipment”.

ENDESA CHILE’S CONSOLIDATED GENERATION BY TYPE (GWh)(1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	34,911	63.4	30,258	58.6	30,555	57.9
Thermal generation	20,063	36.5	21,202	41.1	22,079	41.8
Other generation (2)	56	0.1	143	0.3	132	0.3
Total generation	55,030	100	51,603	100	52,766	100

(1)          Generation minus power plants’ own consumption and technical losses.

(2)          Other generation refers to the generation of Canela and Canela II wind farms.

Our consolidated electricity production reached 52,766 GWh in 2011, 2.3% higher than the 51,603 GWh produced in 2010.  In Colombia and Peru we increased our generation from 11,283 and 8,466 GWh in 2010 to 12,090 and 9,153 GWh in 2011, an increase of 7.2% and 8.1%, respectively.  In Argentina and Chile, we decreased our generation by 139 GWh and 192 GWh respectively, decreases of 1.3%, and 0.9% compared to our 2010 generation.   Hydroelectric generation in 2011 in the four countries in which we consolidate results from operations was 1.0% higher than in 2010 and thermal generation in 2011 was 4.1% higher than in 2010.

Our consolidated physical energy sales for 2011 were 58,012 GWh, 2.4% higher than our consolidated physical energy sales of 56,641 GWh in 2010.  The main increases in sales were in Peru, Colombia and Chile, while in Argentina the sales remained constant, as illustrated in the following table:

ENDESA CHILE PHYSICAL DATA PER COUNTRY

	As of and for the year ended December 31
	2009	2010	2011
Chile
Number of generating facilities (1) (4)	29	28	28
Installed capacity (MW) (2) (4)	5,650	5,611	5,611
Energy generated (GWh) (3)	22,239	20,914	20,722
Energy sales (GWh)	22,327	21,847	22,070
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,652	3,652	3,652
Energy generated (GWh) (3)	11,955	10,940	10,801
Energy sales (GWh)	12,405	11,378	11,381
Colombia
Number of generating facilities (1)	11	12	12
Installed capacity (MW) (2)	2,895	2,914	2,914
Energy generated (GWh) (3)	12,674	11,283	12,090
Energy sales (GWh)	16,806	14,817	15,112
Peru
Number of generating facilities (1) (4)	9	9	9
Installed capacity (MW) (2) (4)	1,667	1,668	1,668
Energy generated (GWh) (3)	8,163	8,466	9,153
Energy sales (GWh)	8,321	8,598	9,450
Total
Number of generating facilities (1)	54	54	54
Installed capacity (MW) (2)	13,864	13,845	13,845
Energy generated (GWh) (3)	55,030	51,603	52,766
Energy sales (GWh)	59,859	56,641	58,012

(1)	For details on generation facilities, see “ Item 4 D. Property Plants and Equipment.”
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

In the countries in which we operate, the potential for contracting electricity is generally related to electricity demand.  Customers identified as small volume regulated customers, such as residential customers subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company.  These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	25,517	42.6	27,670	48.9	27,158	46.8
Unregulated customers	14,280	23.9	13,264	23.4	14,415	24.8
Electricity pool market sales	20,062	33.5	15,707	27.7	16,439	28.3
Total electricity sales	59,859	100.0	56,641	100.0	58,012	100.0

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific.  Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

The following table contains information regarding our consolidated physical sales of electricity per customer segment:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	39,797	66.5	40,934	72.3	41,573	71.7
Non-contracted sales	20,062	33.5	15,707	27.7	16,439	28.3
Total electricity sales	59,859	100.0	56,641	100.0	58,012	100.0

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

The following table contains information regarding our electricity generation and purchases:

CONSOLIDATED PHYSICAL GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Electricity generation	55,030	90.6	51,603	89.8	52,766	89.7
Electricity purchases	5,682	9.4	5,844	10.2	6,078	10.3
Total(1)	60,712	100.0	57,447	100.0	58,844	100.0

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

Since September 2005, our participation in the Brazilian electricity business is carried out through our equity investment in Endesa Brasil S.A, in which we have a beneficial interest of 38.9%.  Endesa Brasil consolidates operations of two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A., (Endesa Fortaleza), and Cachoeira Dourada;  CIEN, which owns two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines; and two distribution companies, Ampla Energia e Serviços S.A., (Ampla), which is the second largest electricity distribution company in the State of Rio de Janeiro, and Companhia Energética do Ceará S.A. (Coelce), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 28 generation facilities in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta, Endesa Eco and our jointly controlled company GasAtacama.  Of these generation facilities, 16 are hydroelectric, with a total installed capacity of 3,465 MW.  This represents 61.7% of our total installed capacity in Chile.  There are ten thermal facilities that operate with gas, coal or oil with a total installed capacity of 2,068 MW, representing 36.9% of our total installed capacity in Chile.  There are two wind power facilities with 78 MW in the aggregate, representing 1.4% of our total installed capacity in Chile.  All of our generation facilities are connected to the country’s central interconnected electricity systems, Sistema Interconectado Central (SIC), except for three thermoelectric facilities (GasAtacama and two Celta units) which are connected to the Sistema Interconectado del Norte Grande (SING) in the north.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW)

	As of December 31,
	2009	2010	2011
Endesa	3,446	3,407	3,407
Pehuenche	699	699	699
Pangue	467	467	467
GasAtacama (1)	390	390	390
San Isidro	379	379	379
Celta	182	182	182
Endesa Eco	87	87	87
Total	5,650	5,611	5,611

(1)          We include 50% of GasAtacama’s installed capacity, our jointly-controlled company.

Our total electricity generation in Chile (including the SIC and the SING) accounted for 33.4% of total electricity production in Chile during 2011.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2009	2010	2011
Endesa	12,265	11,539	11,458
Pehuenche	3,613	2,970	2,983
Pangue	2,113	1,615	1,713
San Isidro	1,616	2,157	2,460
Celta	981	995	908
GasAtacama	1,558	1,445	1,026
Endesa Eco	94	192	173
Total	22,239	20,914	20,722

The following table shows the potential energy in Chilean reservoirs:

	Year ended December 31,
	2009	2010	2011	% Change
	(GWh)	(GWh)	(GWh)	2011 vs. 2010
Reservoir (company)
Laja (Endesa Chile)	3,045	1,923	1,801	(6)
Maule (Colbún and Endesa Chile)	957	789	502	(36)
Colbún (Colbún)	485	471	441	(6)
Melado (Endesa Chile)	13	6	9	50
Chapo (Colbún)	372	93	294	216
Ralco (Endesa Chile)	484	207	429	107
Invernada (Endesa Chile)	314	33	292	785
Pangue (Endesa Chile)	10	10	10	(6)
Rapel (Endesa Chile)	76	28	67	139
Total	5,757	3,559	3,844	8

Hydroelectric generation in Chile accounted for 57.5% of our total electricity generation in 2011.  Generation by type in Chile is shown in the following table:

GENERATION BY TYPE IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	14,864	66.8	12,625	60.4	11,916	57.5
Thermal generation	7,319	32.9	8,146	38.9	8,674	41.9
Other generation (1)	56	0.3	143	0.7	132	0.6
Total generation	22,239	100.0	20,914	100.0	20,722	100.0

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

Because of the lack of Argentine natural gas since 2006, Endesa Chile has used coal and diesel intensively, and more recently LNG has replaced our prior dependence on Argentine natural gas.  Diesel consumption in 2009, 2010 and 2011 was 430,000 tons, 51,000 tons and 32,722 tons, respectively.  On the other hand, coal consumption was 760,000 tons, 486,000 tons and 600,000 tons, in 2009, 2010 and 2011, respectively.  In 2010, Endesa Chile signed a coal supply contract for 2010 and 2011 with Carboex, a fuel-purchasing company and a subsidiary of Endesa Spain.

In May 2007, as part of a consortium with Empresa Nacional del Petróleo S.A. (ENAP), Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to the construction of the LNG re-gasification facility in Quintero Bay, in order to deal with the lack of Argentine natural gas.  Partial commercial operations began in September 2009.  In October 2010 the construction of the facilities was finished, and full commercial operations started on January 1, 2011.

Thermal Unit Quintero began partial commercial operations in July 2009 and full commercial operations in September 2009 using diesel fuel.  Partial commercial operations burning LNG began in November 2009 and full commercial operations began in December 2009.

During 2011, the supply of LNG for Endesa Chile’s plants connected to the SIC was fundamental for maintaining relatively low thermal generation costs in a context of dry hydrology and delays in the operation of the Bocamina II plant.

In 2011, the Quintero terminal received 36 shipments containing a total of 3,124 million m3 of natural gas, of which Endesa Chile bought 1,103 million m3.  This resulted in cost savings over $ 300 million relative to what Endesa Chile would have spent on oil sufficient to generate the same amount of electricity.  The purchases of LNG in 2011 were essentially within the terms of the current long-term LNG supply contract with British Gas.  However, in October 2011, Endesa Chile purchased an additional shipment supplied by Carboex, which was a landmark in the business since it introduced a shipment from a supplier other than British Gas for the first time at the Quintero terminal.  This broadens the possibilities of continuing to make further new purchases of shipments from different suppliers to guarantee access to additional LNG on competitive market conditions, as well as contributing to diversify supply sources.

Our entry into LNG was a consequence of the 2004 Argentine fuel crisis, which led to the interruption of cross border supply of natural gas from Argentina.  The substitution of LNG for natural gas enabled Endesa Chile to have access to a supply of safe, stable, clean and competitive fuel.  We obtained significant savings in the cost of producing LNG through our interest in the Valparaíso Region plant, as compared to the alternative cost of diesel oil, while at the same time reducing generation emissions.  During 2011, we were also able to achieve better technical efficiency and operational safety in the plants where we replaced oil with LNG, the principal design fuel.

The main effects in our generation due to the incorporation of this terminal are as follows: i) San Isidro 2 increased its installed capacity from 353 MW to 399 MW; ii) San Isidro, San Isidro 2 and Quintero may generate with LNG, reducing operating costs and adverse environmental impacts due to the replacement of diesel fuel by LNG.

Electricity sales countrywide in Chile, including sales other than ours, increased 5.9% during 2011, with sales in the SIC increasing by 6.7% and in the SING by 3.5%, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2009	2010	2011
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	39,401	41,061	43,805
Electricity sales in the SING	13,657	13,792	14,272
Total electricity sales	53,057	54,854	58,078

Our physical energy sales in Chile reached 21,847 GWh in 2010 and 22,070 GWh in 2011, which represent a 39.8% and 38.0% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has increased from 6.0% in 2010 to 7.9% in 2011 as a result of the decrease in our generation.

The following table sets forth our electricity purchases and production in Chile:

PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	22,239	97.7	20,914	94.0	20,722	92.1
Electricity purchases	532	2.3	1,344	6.0	1,777	7.9
Total (1)	22,772	100	22,257	100	22,498	100.0

(1)          Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical energy losses have already been deducted.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market.  Commercial relationships with our customers are usually governed by contracts.  Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2009, 2010 and 2011, Endesa Chile (including GasAtacama) had 44, 59 and 53 customers, respectively.  In 2011, our customers included 25 distribution companies in the SIC and three minor commercial customers in the SING.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	11,966	53.6	13,840	63.3	13,481	61.1
Unregulated customers	6,177	27.7	6,456	29.6	6,772	30.7
Electricity pool market sales	4,183	18.7	1,551	7.1	1,817	8.2
Total electricity sales	22,327	100.0	21,847	100.0	22,070	100.0

Our most significant supply contracts with regulated customers are with our subsidiary Chilectra S.A. (Chilectra) and with Compañía General de Electricidad S.A. (CGE), an unrelated company, which are the two largest distribution companies in Chile in terms of sales.

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to Gener.  In January 2009, Chilquinta, Sociedad Austral de Electricidad S.A. (Saesa) and CGE allocated the bid for 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting in January 2010 for 14, 12, 14 and 15 years, respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 - CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)

Endesa Chile and Chilean subsidiaries	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Colbún	—	—	1,500	—	1,500
Gener	1,100	—	—	—	1,100
Monte Redondo	—	—	100	—	100

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7%

In July 2009, CGE allocated the fourth long-term bid for 850 GWh per year, from 2010 to 2021, as follows:

CGE (GWh)
Endesa Chile and Chilean subsidiaries	400
Emelda	200
Monte Redondo	175
Eléctrica Puntilla	75
Total allocated	850

In March 2011, for the bid jointly held by Chilectra and Chilquinta, Endesa Chile was awarded 50 GWh for 2013, 400 GWh for 2014, 1,250 GWh for 2015, and 1,700 GWh per year for the 2016-2026 period, and 1,350 GWh in 2027. These energy contracts include a possible 10% variation in energy requirements; therefore, the energy that we will supply between 2016-2026 under these contracts could reach 1,870 GWh per year. The breakdown by year and energy block is as follows:

		Years (amounts in GWh)
Company	Block	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Chilectra	BB1	—	300	900	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Chilquinta	BSE4	50	50	50	50	50	50	50	50	50	50	50	50	50	50	—
Chilquinta	BSE5	—	50	50	50	50	50	50	50	50	50	50	50	50	50	—
Chilquinta	BSE6	—	—	250	250	250	250	250	250	250	250	250	250	250	250	—
Endesa Chile	TOTAL	50	400	1,250	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,350

In June 2011, Chilectra, Empresa Municipal de Til Til, Empresa Eléctrica de Colina Limitada and Luz Andes Limitada called for a new power supply tender for 2014-2027, whose requirements were  250 GWh for 2014, 550 GWh for 2015 and 750 GWh for the years 2016-2027.  However, no offers were presented so the tender was declared void.

Our generation contracts with unregulated customers are generally on a long-term basis, and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  We have not experienced any supply interruptions under our contracts.  In case we experience a force majeure event, as contractually defined, we are allowed to reject purchases and we are not required to supply electricity to our unregulated customers.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our six largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales
Distribution companies:
Chilectra	3,731	16.7	5,929	27.1	4,679	21.2
CGE	4,727	21.2	3,541	16.2	3,887	17.6
Grupo Emel (1)	868	3.9	1,816	8.3	1,802	8.2
Chilquinta	—	—	895	4.1	1,332	6.0
Saesa (2)	669	3.0	779	3.6	773	3.5
Frontel (3)	1	0.0	282	1.3	293	1.3
Total sales to the largest distribution companies	9,997	44.8	13,242	60.6	12,765	57.8
Unregulated customers:
Cía. Minera Los Pelambres	926	4.1	1,113	5.1	1,155	5.2
Cía. Minera Collahuasi (4)	1,099	4.9	1,114	5.1	1,093	5.0
Grupo CAP-CMP (5)	937	4.2	918	4.2	1,076	4.9
CMPC	912	4.1	773	3.5	683	3.1
Cía. Minera Escondida	692	3.1	638	2.9	563	2.6
Codelco	540	2.4	545	2.5	557	2.5
Total sales to the largest unregulated customers	5,104	22.9	5,101	23.3	5,127	23.2

(1)

The values of the Emel Group for 2009, 2010 and 2011 include the 50% of the consumption of the distributors Empresa Eléctrica de Arica S.A.(Emelari), Empresa Eléctrica de Iquique S.A.(Eliqsa) and Empresa Eléctrica de Antofagasta (Elecda), clients of GasAtacama, and the consumption of Empresa Eléctrica de Melipilla, Colchagua y Maule (Emelectric), Empresa Eléctrica de Talca (Emetal) and Empresa Eléctrica de Atacama (Emelat), clients of Endesa Chile. The Emel Group is a subsidiary of the CGE Group.

(2)

During 2009 we did not have a contract with Saesa. Sales during this year were the result of government Resolution 88 that forces generators of the CDEC-SIC system to supply energy to distribution companies without contracts.

(3)	Empresa Eléctrica de la Frontera S.A (Frontel) is a subsidiary of Saesa.
(4)	Consumption of Cía. Minera Collahuasi includes the 50% of the contract of GasAtacama with this client and the contracts with Celta.
(5)	Consumption of Group CAP-Compañía Minera del Pacífico S.A. (CMP) includes the contracts with CAP Huachipato, CMP Algarrobo, CMP Hierro Atacama, CMP Los Colorados, CMP Pellets and CMP Romeral.

We compete in the SIC primarily with two generation companies, AES Gener S.A. (Gener) and Colbún S.A. (Colbún).  According to the CDEC-SIC in 2011, Gener and its subsidiaries in the SIC had an installed capacity of 2,355 MW, of which 88.5% was thermoelectric, and Colbún of 2,610 MW, of which 51.7% was thermoelectric.  In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 2,752 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 2,135 MW and 1,465 MW of installed capacity, respectively.  Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our participation through our jointly controlled company, GasAtacama, with 781 MW of installed capacity.  In this Report, the convention is to refer to our capacity of 390 MW (50% of the actual amount) in connection with GasAtacama in proportion to Endesa Chile’s 50% stake.   See “Item 4 C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of price, technical experience and reliability.  In addition, because 61.7% of our installed capacity in the SIC comes from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants.  Our thermal installed capacity benefits from the LNG terminal.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, we are the principal operators in the SIC, with 39.5% of the total installed capacity and 44.1% of the physical energy sales of this system in 2011.

In the SING, our subsidiary Celta, and our jointly controlled company GasAtacama, account for 12.5% of the total installed capacity in 2011.  Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING which represents 4.0% of the total capacity of the SING.  For Endesa Chile, GasAtacama represents a total of 390 MW or 8.5% of the total capacity in the SING.  For further information regarding to our generation capacity in Chile as of December 31, 2011, please see “— D. Property, Plants and Equipment”.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  Our hydro and thermal generation plants in Argentina represented 12.0% of the Sistema Interconectado Nacional (the Argentine NIS) installed capacity in 2011.

Our Argentine subsidiaries participate in three new companies, Manuel Belgrano, San Martín and Central Vuelta de Obligado S.A.  These companies were formed to undertake the construction of three new generation facilities for FONINVEMEM.  The first two plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and as combined cycles as of March 2010, with an additional 572 MW.  The total aggregate capacity of these units is 1,697 MW (848 MW for Manuel Belgrano and 849 MW for San Martín).  We expect that the third plant will start open cycle operations in mid 2013 with an installed capacity of 550 MW, and in combined cycle in mid 2014 with a total installed capacity of 800 MW.

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector.  (See “Item 4 B. Business Overview — Electricity Industry Regulatory Framework” for further detail).

As of December 31, 2011, Endesa Costanera’s installed capacity accounted for 7.9% of the total installed capacity in the Argentine NIS.  Endesa Costanera’s second combined-cycle plant can operate with either natural gas or diesel.  Our 1,138 MW steam turbine power plant also can operate with either natural gas or fuel oil.

El Chocón accounted for 4.5% of the installed capacity in the Argentine NIS as of December 31, 2011.  El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession of 1,200 MW in installed capacity is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers.  Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008, we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec.  The additional energy (69 GWh/year) was sold on the spot market until April 2009 and under “Energy Plus” program thereafter.  Energy Plus program is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005.  (For details on Energy Plus, see “Item 4B - Electricity Industry Regulatory Framework”).

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2009	2010	2011
Endesa Costanera
Endesa Costanera (steam turbines)	1,138	1,138	1,138
Endesa Costanera (combined cycle II)	859	859	859
Central Termoeléctrica Buenos Aires (combined cycle I)	327	327	327
El Chocón
El Chócon (reservoir)	1,200	1,200	1,200
Arroyito (pass-through)	128	128	128
Total	3,652	3,652	3,652

Our total generation in Argentina reached 10,801 GWh in 2011.  Our generation market share was approximately 8.9% of total electricity production in Argentina during 2011.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2009	2010	2011
Endesa Costanera	8,172	7,965	8,397
El Chocón	3,783	2,975	2,404
Total	11,955	10,940	10,801

Hydroelectric generation in Argentina accounted for nearly 22.3% of total generation in 2011. This was due to the restrictions of the operation of El Chocón that were imposed by CAMMESA and the drought conditions presented during the year in the Limay River and in the Collón Curá River, the main tributaries of El Chocón. The monthly flow of the rivers during 2011 and the monthly average is shown in the following table:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
	2011	227	156	106	102	129	176	204	264	290	344	303	218
Limay m3/s	Average	250	178	125	113	167	290	355	362	346	341	359	329
	%	91%	88%	85%	90%	77%	61%	57%	73%	84%	101%	84%	66%

	2011	202	107	76	129	161	269	282	466	538	646	507	224
Collón Curá m3/s	Average	217	122	88	104	266	571	640	581	572	630	649	452
	%	93%	88%	86%	124%	61%	47%	44%	80%	94%	103%	78%	50%

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

GENERATION BY TYPE IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,783	31.6	2,975	27.2	2,404	22.3
Thermal generation	8,172	68.4	7,965	72.8	8,397	77.7
Total generation	11,955	100.0	10,940	100.0	10,801	100.0

(1)          Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	11,955	95.8	10,940	95.5	10,801	94.2
Electricity purchases	528	4.2	517	4.5	668	5.8
Total (1)	12,483	100.0	11,457	100.0	11,469	100.0

(1)          Energy generation plus energy purchases differ from electricity sales due to own power plant consumption of electricity.

The distribution of physical sales in Argentina, in terms of customer segment and per subsidiary, is shown in the following tables:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2009		2010		2011
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,128	17.2	2,142	18.8	2,145	18.8
Non-contracted sales	10,278	82.8	9,236	81.2	9,236	81.2
Total electricity sales	12,405	100.0	11,378	100.0	11,381	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2009	2010	2011
Endesa Costanera	8,284	8,018	8,493
El Chocón	4,122	3,361	2,888
Total	12,405	11,378	11,381

During 2011, Endesa Costanera served an average of 66 unregulated customers.  Endesa Costanera has no contract with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales
YPF	122	15.8	188	25.7	152	20.6
Cencosud	71	9.2	70	9.6	73	9.9
Transclor	58	7.5	60	8.2	61	8.3
Peugeot	48	6.2	59	8.0	31	4.2
Rasic Hnos.	40	5.5	39	5.3	39	5.3
Solvay (1)	96	12.4	22	3.1	23	3.1
Total sales to our largest unregulated customers	435	56.6	438	59.9	379	51.4

(1)          Since September 2009 the contract with Solvay started to decline, because Solvay started to supply part of their consumption with a cogeneration plant.

Sales to the pool market amounted to 7,756 GWh in 2011.  During 2011, as in prior years, Endesa Costanera, acting through our affiliate Endesa Cemsa (Cemsa), negotiated with a number of suppliers (producers and traders), which allowed Endesa Costanera to maintain its natural gas needs diversified, with an average available daily volume of 3.17 million m3.

During 2011, El Chocón served an average of 21 unregulated customers.  El Chocón has no contract with distribution companies.  The following table sets forth sales by volume to El Chocón’s largest unregulated customers for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sale
Minera Alumbrera	542	40.0	505	35.8	500	35.5
Air Liquide	122	9.0	131	9.3	161	11.4
Profertil (Cemsa) (1)	115	8.5	112	7.9	113	8.0
Praxair	80	5.9	87	6.2	91	6.4
Chevron	120	8.8	91	6.4	83	5.9
Acindar (Cemsa) (1)	75	5.5	80	5.7	80	5.7
Total sales to our largest unregulated customers	1,054	77.7	1,006	71.3	1,028	72.9

(1)          Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, Enersis’ affiliate.

El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement.  Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments.  The management fee for 2009, 2010 and 2011 was $ 2.4 million, $ 2.3 million and $ 2.1 million, respectively.

Electricity demand in the Argentine NIS increased 5.1% during 2011.  Total electricity demand was 104,592 GWh in 2009, 110,767 GWh in 2010 and 116,418 GWh in 2011.  Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS.  According to the installed capacity reported by CAMMESA in the monthly report for December 2011, our major competitors in Argentina are the state-controlled company Enarsa (with an installed capacity of 989 MW), nuclear units -NASA- (1,005 MW) and the binational hydroelectric units Yacyretá and Salto Grande (3,675 MW in total).  The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (Sadesa), and Pampa Energía.  The AES Group has nine power plants connected to the Argentine NIS with a total capacity of 2,754 MW (44% of which is hydro) and one plant that is not connected to the Argentine NIS that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW.  Sadesa owns a total of approximately 3,813 MW, the most important of which are Piedra del Águila (hydro, 1,400 MW) and Central Puerto (thermal, 1,777 MW), while Pampa Energía, with 2,181 GWh, competes with us with five power plants, Diamante and Nihuiles (both hydro, 630 MW in total), and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,551 MW in total).

Operations in Colombia

Until August 2007, our generation operations in Colombia were carried out through Betania and Emgesa.  These companies were merged into Betania, which then changed its name to Emgesa S.A. E.S.P., or Emgesa.  We hold a 26.9% stake in Emgesa as of December 31, 2011, which we control and consolidate pursuant to a shareholder’s agreement with an Endesa Spain subsidiary who owns 21.6%.

As of December 31, 2011, our Colombian subsidiary operated 12 generation facilities in Colombia, with a total installed capacity of 2,914 MW.  Emgesa has 2,470 MW in hydroelectric plants and 444 MW in thermoelectric plants.   Our hydroelectric and thermal generation plants in Colombia represent 20.2% of the country’s total electricity generation capacity as of December 2011.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY IN COLOMBIA (MW) (1)

	Year ended December 31,
	2009	2010	2011
	(MW)
Emgesa
Guavio (reservoir)	1,213	1,213	1,213
Cadena Nueva (reservoir/pass-through) (2)	601	601	601
Betania (reservoir)	541	541	541
Termozipa (steam turbine/coal)	236	236	236
Cartagena (steam turbine/natural gas + diesel oil)	208	208	208
Minor Plants (pass-through) (3)	96	116	116
Total	2,895	2,914	2,914

(1)	The figure includes the capacity used for power plant consumption.
(2)	Includes two power plants named La Guaca and Paraíso.
(3)	As of December 31, 2011 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio, which started operations in May 2010.

Approximately 85% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 22.6% in 2009, 19.8% in 2010 and 20.6% in 2011.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2011, thermal generation represented 3.9% of total generation and hydroelectric generation represented the remaining 96.1% of our generation in Colombia.  During 2011, hydrological conditions were favorable in Colombia, with around 134% of historic average rainfalls.  For Emgesa, the flows in the Guavio River Basin were a little below average (96%) while those of the Magdalena River (Betania) and Bogotá River (Cadena Nueva) were more favorable, as the following table shows:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Average
	2011	19	16	59	113	121	110	77	54	66	70	69	46	68
Guavio River m3/s	Average	18	20	30	66	105	137	142	108	75	64	53	31	71
	%	102%	82%	195%	170%	115%	80%	54%	50%	89%	110%	131%	145%	96%

	2011	266	305	432	703	799	655	692	318	377	366	566	841	527
Magdalena River m3/s	Average	285	299	352	459	513	583	617	474	351	379	443	394	429
	%	93%	102%	123%	153%	156%	112%	112%	67%	108%	97%	128%	213%	123%

	2011	32	40	65	107	138	88	48	48	40	69	103	108	74
Bogotá River m3/s	Average	22	22	25	33	40	37	35	30	26	35	43	33	32
	%	149%	182%	261%	322%	343%	235%	138%	161%	150%	198%	237%	325%	232%

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

GENERATION BY TYPE IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	11,700	92.3	10,253	90.9	11,620	96.1
Thermal generation	974	7.7	1,030	9.1	470	3.9
Total generation	12,674	100.0	11,283	100.0	12,090	100.0

(1) Generation minus power plant own consumption and technical losses.

Regarding fuel supplies, Emgesa has signed medium-term contracts with various local coal suppliers and a contract for special fuel oil with Petróleos del Milenio C. I. S.A. (Petromil). These contracts allow compliance with the thermal plants requirements in order to receive the charge for reliability.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity production	12,674	74.7	11,283	75.4	12,090	79.3
Electricity purchases	4,284	25.3	3,678	24.6	3,163	20.7
Total (1)	16,958	100.0	14,961	100.0	15,254	100.0

(1)          Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

The only interconnected electricity system in Colombia is the Sistema Interconectado Nacional the “Colombian NIS.”  Electricity demand in the Colombian NIS increased 1.8% during 2011.  Total electricity consumption was: 54,679 GWh in 2009, 56,148 GWh in 2010 and 57,150 GWh in 2011.

The generation in Colombia’s electricity market has been affected by the agreement on International Energy Transactions governing the interconnection with Ecuador’s electricity system, which began operations in 2003.  During 2011 physical sales to Ecuador were 1,295 GWh.  Energy imports from Ecuador to Colombia were 8 GWh in 2011.

In addition, Colombia has some interconnection links with Venezuela which operate under exceptional circumstances as required by either of the two countries.  In early April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations agreed by presidents Juan Manuel Santos and Hugo Chávez. The agreement also includes the import of gasoline and diesel from Venezuela. The energy exported was sold under a contract that expired in January 2012.  The total energy exported was 249 GWh in 2011.

The distribution of our physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	11,960	71.2	10,946	73.9	10,544	69.8
Non-contracted sales	4,847	28.8	3,871	26.1	4,568	30.2
Total electricity sales	16,806	100.0	14,817	100.0	15,112	100.0

During 2011, Emgesa served an average of 820 contracts with 382 unregulated customers and 14 distribution and trading companies.  Emgesa’s sales to the distribution company, Codensa, accounted for 47.8% of our total contracted sales in 2011.  Physical sales to the five largest unregulated customers represented 5.8% of total contracted sales.

The following table sets forth our sales by volume to our largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales

Codensa (Enersis)	4,697	39.3	4,296	39.2	5,035	47.8
Cía. Energética del Tolima (Enertolima)	471	3.9	501	4.6	—	—
Electrificadora de la Costa (Electrocosta)	517	4.3	555	5.1	—	—
Electrificadora del Caribe (Electrocaribe)	954	8.0	352	3.2	360	3.4
Empresas Públicas de Medellín (EPM)	720	6.0	1,716	15.7	760	7.2
Electrificadora del Meta (Meta)	163	1.4	175	1.6	82	0.8
Electrificadora del Huila	223	1.9	236	2.2	416	3.9
Total sales to our largest distribution customers	7,746	64.8	7,831	71.5	6,653	63.1

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,252 MW) and Isagen (with an installed capacity of 2,102 MW).  We also compete with the following private sector companies in Colombia: Chivor (1,000 MW), which is owned by Gener; Colinversiones, with an installed capacity of 1,941 MW, which includes Termoflores and Epsa; and Gecelca with an installed capacity of 1,208 MW.

Operations in Peru

Through our subsidiary Edegel, we operate a total of nine generation facilities in Peru, with a total installed capacity of 1,668 MW, as of December 2011.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 746 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants, which represent the remaining 922 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 26.0% of the country’s total electricity generation capacity according to the information reported in December 2011 by the Organismo Supervisor de la Inversión en Energía y Minería, Supervisory Entity of the Investment on Energy and Mining (Osinergmin).

The following chart sets forth Edegel’s installed capacity, which has remained virtually unchanged in 2009-2011:

INSTALLED CAPACITY IN PERU (MW)

	Year Ended December 31,
	2009	2010	2011

Edegel S.A.
Ventanilla (thermal)	493	493	493
Santa Rosa (thermal)	430	429	429
Huinco (hydroelectric)	247	247	247
Chimay (hydroelectric)	151	151	151
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	80	80	80
Moyopampa (hydroelectric)	65	66	66
Yanango (hydroelectric)	43	43	43
Huampaní (hydroelectric)	30	30	30
Total	1,668	1,668	1,668

Our generation market share was 26.0% of total electricity production in Peru in 2011.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,564	55.9	4,405	52.0	4,615	50.4
Thermal generation	3,599	44.1	4,061	48.0	4,538	49.6
Total generation	8,163	100.0	8,466	100.0	9,153	100.0

(1)          Generation minus power plant own consumption and technical losses.

Hydrological generation represented 50.4% of Edegel’s total production in 2011.  For Edegel, all hydrological contributions were above their historical average in 2011: in the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa, Huampaní) hydrological contributions were 126%; in the Tulumayo River (Yanango) hydrological contributions were 108% and in the Tarma River (Chimay) hydrological contributions were 114%, as detailed below in relation to an average year:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Average
	2011	69	81	64	59	28	18	14	12	13	13	18	41	36
Rimac River m3/s	Average	42	58	60	40	21	15	12	10	11	13	17	27	27
	%	165%	140%	107%	145%	132%	121%	114%	115%	121%	95%	106%	152%	126%

	2011	153	249	184	136	67	38	36	25	36	67	72	125	99
Tulumayo River m3/s	Average	128	155	152	108	59	43	41	39	46	63	72	94	83
	%	120%	160%	121%	125%	112%	88%	87%	65%	78%	106%	99%	134%	108%

	2011	30	58	53	43	21	13	12	9	9	15	13	26	25
Tarma River m3/s	Average	34	43	42	29	15	11	10	9	10	13	16	22	21
	%	90%	134%	124%	148%	141%	121%	122%	95%	88%	110%	81%	115%	114%

The portion of electricity supplied by Edegel’s own generation was 95.1% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Edegel has gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities.  During 2007, the gas pipeline Camisea-Lima, owned by Transportadora del Gas del Perú S.A. (TGP), reached its full capacity.  However, in May 2008, TGP started implementing restrictions on the gas transfer through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/d (from August 2008 to July 2009) and 2.7 million m3/d (from August 2009 to July 2019).  Going forward, Edegel expects that it will count on sufficient natural gas capacity for the combined cycle Ventanilla plant and part of Santa Rosa.  In addition, in 2009 Edegel extended the contract for transportation and distribution from August 2019 to 2025 at a level of 2.1 million m3/d.

In August 2010, TGP awarded 0.5 million m3/d in firm transport capacity to Edegel from August 2010 until the end of 2019, in the TGP 14th open season.

In August 2010, the authority published regulation that enables the secondary market for transport and supply of natural gas.

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	8,163	96.0	8,466	96.5	9,153	95.1
Electricity purchases	337	4.0	305	3.5	469	4.9
Total(1)	8,499	100.0	8,771	100.0	9,622	100.0

(1)          Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

The Sistema Eléctrico Interconectado Nacional (SEIN in its Spanish acronym), is the only interconnected system in Peru.  Electricity sales in the SEIN increased 7.5% during 2011 compared to 2010, reaching total annual sales of 31,775 GWh.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	7,565	90.9	7,550	87.8	8,632	91.3
Non-contracted sales	755	9.1	1,049	12.2	818	8.7
Total electricity sales	8,321	100.0	8,598	100.0	9,450	100.0

(1) Includes sales to distributors without contracts.

Edegel’s physical sales in 2011 increased 9.9% compared with 2010.  Sales in the spot market decreased 22.0% due to the increase in contracted sales.  During 2011, Edegel had five regulated customers.  Edegel has had contracts since 1997 with the distribution companies Luz del Sur and the Enersis’ subsidiary Edelnor.  Edegel also won the bids launched by other distributors during 2006 and 2007.  The company has eleven unregulated customers.  Sales to unregulated customers represented 30.0% of Edegel’s total contracted sales in 2011.

During 2011, only one long-term tender was called in Peru by the distributor Luz del Sur.  The distributors participating in the process were Luz del Sur, Edelnor and Edecañete.  The period tendered was 2018-2027, with an energy requirement of approximately 2,500 GWh/year.  An amount of 2,245 GWh were granted to Cerro del Águila, Celepsa, Egesur, Enersur and Fenix. The remaining 255 GWh were declared void.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales
Distribution companies:
Edelnor (Regulated) (1)	2,663	35.2	4,072	53.9	4,173	48.3
Luz del Sur (Regulated) (1)	949	12.5	917	12.1	1,539	17.8
ElectroSurMedio	128	1.7	112	1.5	150	1.7
SEAL	56	0.7	169	2.2	99	1.1
Total sales to our largest distribution companies	3,795	50.2	5,270	69.8	5,960	69.1

Unregulated customers:
ElectroPerú (2)	1,821	24.1	—	—	—	—
Refinería Cajamarquilla	614	8.1	974	12.9	1,320	15.3
Antamina	652	8.6	668	8.9	708	8.2
Siderúrgica del Perú	253	3.3	263	3.5	288	3.3
Creditex	—	—	5	0.1	78	0.9
Total sales to our largest unregulated companies	3,339	44.1	1,910	25.3	2,394	27.7
Total sales to our largest customers	7,135	94.4	7,180	95.1	8,354	96.8

(1)          The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  The energy sold to these distributors includes the amount granted to Edegel in the bids realized since 2006.

(2)          Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The contract with ElectroPerú expired in September 2009.

Our most important competitors in Peru are Enersur (GDF-Suez group, with an installed capacity of 1,011 MW); ElectroPerú (state-owned competitor, with an installed capacity of 964 MW); Egenor (Duke Energy Group, with an installed capacity of 635 MW); and Kallpa (Inkia Energy group, with an installed capacity of 578 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

Chile

Industry Overview

Industry Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution.  These business segments are carried out by publicly-owned private sector companies.  The state’s role is circumscribed to regulation, supervision and indicative investment planning through non-binding recommendations in the case of the generation and transmission businesses.

The following chart shows the relationships among the various actors in the Chilean market:

The generation segment comprises a group of electricity companies who own generating plants, which energy is transmitted and distributed to end consumers.  This segment is characterized by being a competitive market which operates under market-driven conditions.  They sell their production to distribution companies, unregulated customers, other generation companies, and their surpluses on the spot market.

The transmission system comprises a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution.  Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV.  The transmission system is open access and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplies to end users at a voltage no higher than 23 kV.  Distribution companies operate under a distribution public utility concession regime, with service obligation and regulated tariffs for supplying regulated customers.

The distribution companies supply both regulated customers, whose demand is less than 500 kW, a segment for which the price and supply conditions are the result of tender processes regulated by the government’s National Energy Commission, and  unregulated customers, with bilateral agreements with the generators, whose conditions are freely negotiated and agreed.

Consumers are classified according to the size of demand, as follows: i) unregulated customers, those with a connected capacity over 2,000 kW; ii) regulated customers, whose connected capacity is no more than 2,000 kW; and iii) customers that opt for either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to consumers whose connected capacity falls in the range of 500 kW-2,000 kW.

In Chile, there are four separate interconnected electricity systems.  The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the territory, where 93% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located, and where 6% of the Chilean population lives.  In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity in remote areas, where 1% of the population lives.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, or CDEC, an autonomous entity that involves generators, transmission companies and large customers.  A CDEC coordinates the operation of its system with an efficiency criterion in which the lowest marginal cost producer available is usually required to satisfy demand at any moment in time.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system.  The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

Principal Regulatory Authorities

The Ministry of Energy develops and coordinates plans, policies and standards for the proper operation of the sector, approves tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

The Chilean National Energy Commission (CNE in its Spanish acronym) is the technical entity in charge of defining prices, technical standards and regulatory requirements.

The Superintendency of Electricity and Fuels (SEF) monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.

The Ministry of the Environment is responsible for the development and application of regulatory and policy instruments that allow the protection of natural resources, the promotion of environmental education and the control of pollution, among other matters.  It is also responsible for administering the environmental impact assessment system at the national level, coordinating the preparation of environmental standards and establishing the programs for compliance with the standards.

The Anti-Trust Entities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by companies in a monopoly position.  These entities include:

•      Free-Market Competition Tribunal (TDLC in its Spanish acronym).  This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Supreme Court, whose function is to prevent, correct and sanction threats to free-market competition.

•      National Economic Attorney (FNE in its Spanish acronym).  This is the attorney general in economic matters and is responsible for investigating and prosecuting all anti-trust conduct before the Resolutory Commission and other tribunals.

•      The Panel of Experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and the authority in certain tariff processes.  It issues enforceable resolutions and comprises experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the Free-Market Competition Tribunal.

•      There are also other entities related to the energy sector: the Chilean Nuclear Energy Committee in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency, in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies.  Nationalization was carried out during the period 1970-73.  During the 1980s, the sector was reorganized through the Electricity Law or Decree with Force of Law #1 (DFL 1), allowing participation of private capital in the electricity sector.  By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government by establishing objective criteria for setting prices.  The expected result is an economically efficient allocation of resources.  The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity to all who request it.

DFL 1 was published in 1982 and has had only two important changes.  The first one took place in 2004 to encourage investments in transmission lines.  The second one was in 2005 to create long-term contracts between generation and distribution companies as part of a bid process.

The present text of the law was restated in DFL No 4 of 2006, which is complemented with a series of regulations and standards.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock companies and cannot take part in the electricity generation or distribution businesses.

Individual participation in the main transmission system (“STT”) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment of the STT.  The combined participation of such agents in the STT must never exceed 40% of the investment value.

The water utility services law also sets restrictions on overlapping in electricity distribution company concession areas with those of water distribution and sewage services.

There are no special or specific restrictions on generating activity in terms of market concentration.

Regulation of Generation Companies

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, it may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Dispatch and Pricing

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

Sales to Distribution Companies and Certain Regulated Customers

Prior to 2005, sales to distribution companies for resale to regulated customers were made through contracts at regulated prices set by CNE (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity was supplied.  Since 2005, all new contracts between generation and distribution companies for the electricity supply to regulated customers must arise from international bids which have a maximum offer energy price based on the average price paid by the unregulated customers at the time that the bid takes place, which is calculated twice a year by the CNE.  If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%.  The bids are awarded on a minimum price basis.  The average prices associated with these bids are transferred directly to end users, replacing the regulated node price regime.  During the term of the contracts, the energy and capacity prices are indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  Under the bid system, all distribution companies have separate electricity contracts for their regulated and unregulated customers since 2010.

Sales of Capacity to Other Generation Companies

Each CDEC determines a firm capacity for each power plant on an annual basis.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time that it is out of service for maintenance and extremely dry conditions for the operation of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Regulatory Charges

Chilean laws have not established any specific charge for the electric system.  Nevertheless, if the tariff for residential customers increases by more than 5% in a six-month period, the government can establish a subsidy for low-income families.  The last subsidy was granted by the government in 2009.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree.  A severe drought is not considered a force majeure event.

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duties of all system agents, as well as to make compensatory payments to electricity consumers affected by shortages of electricity.  If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at the failure cost determined by the authority in each tariff setting.  This failure cost, which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and consumers.  Every four years a study is done to evaluate the existing system and to define the expansion plan.  On December 31, 2010 the last study was delivered to the CNE.  In November 2011 the CNE promulgated Decree 61 that defines the current value of the existing lines to be remunerated in the 2011-2014 period.  The main transmission system is paid by generators and customers.

Environmental Regulation

The Chilean Constitution grants citizens the right to live in a pollution-free environment.  It further provides that certain other constitutional rights may be limited in order to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations.  Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and implemented by several rules, such as the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, which introduced changes in the environmental assessment process and in the public institutions involved, principally creating the Ministry of the Environment.  Consequently, the environmental assessment process is coordinated by this entity and the Environmental Assessment Service.

On April 1, 2008, Law No. 20,257 was enacted, and amended the General Services Law.  The purpose of the amendment is to promote the use of Non-Conventional Renewable Energy (“NCRE”).  This law defines the different types of technologies considered as NCRE, and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to at least 10%

as of 2024.  Currently, our power plants recognized as NCRE generators are the Palmucho and Canela wind farms and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile fully complied with this obligation during 2011.  The additional cost of generating with NCRE is being charged as a pass-through in the new contracts, thus eliminating an impact to our revenues.

In January 2011, Decree 13 of the Ministry of the Environment was published in the Diario Oficial, a governmental publication, defining emission standards for thermoelectric plants applicable to generation units of at least 50 MW.  The object of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to protect and prevent the health of the population and protect the environment.  Existing emission sources will have to meet emission limits for MP as established in the regulation within two and a half years from the date of publication of this decree (i.e. July 2013); for SO2 and NOx emissions, the term is four years in highly polluted areas and five years elsewhere.

Water Rights

Endesa Chile owns unconditional, absolute and perpetual property water rights granted by the Chilean Water Authority.  Companies in Chile must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right considered.  The maximum license fees to be recovered are those paid during the eight years before the start-up date.  As of the date of this Report, Endesa Chile and subsidiaries have not recovered any license fees already paid.  During 2011, we paid Ch$ 2,870 million for 2010 unused water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Endesa Chile and subsidiaries continuously analyze which water rights it will maintain, disregard or acquire.  We estimate that in 2012 we will pay fees for an aggregate of Ch$ 2,870 million.  The increase in 2012 is due to the water rights law, which requires a doubling of the annual fee starting as of 2011.  After that, the fees remain flat for five years, at which point they double again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012.  In this area, Endesa Chile owns water rights over the Futaleufu River.

Argentina

Industry Overview

Industry Structure

In the Wholesale Electricity Market (MEM in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors and large customers) and foreign agents (traders of generation and traders of demand) who are allowed to buy and sell electricity as well as related products.

The following chart shows the relationships among the various actors in the MEM:

The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM’s spot market or through private contracts to purchasers on the MEM’s contract market or to CAMMESA through special transactions like contracts under Resolutions SE 220/2007 and 724/2008.

Transmission functions under monopoly conditions and is comprised of several companies to whom the Federal Government grants concessions.  One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected.  The international interconnected transmission systems also require concessions granted by the Secretariat of Energy.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that functions under monopoly conditions and is provided by companies who have also been granted concessions.  Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator.  Accordingly, these companies have regulated tariffs and are subject to quality service specifications.  Distribution companies may obtain electricity either in the MEM’s spot market, at a price called “seasonal price,” or in the MEM’s term market through private contracts with generators.  The “seasonal price,” defined by the Secretariat of Energy, is the cap for the costs of electricity bought by distributors and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor which are located in the cities of La Plata (Edelap, an unrelated company) and Buenos Aires and Greater Buenos Aires area (Edesur, which is controlled by Enersis).  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  However, all distribution companies acting in the MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs, unless they have a minimum capacity demand of 30 kW, in which case they can choose to contract their supply directly from generators in the MEM’s spot market, becoming “Large Customers” who may freely negotiate their prices with generating companies.

“Large Customers” are classified into three categories: Major Large Customers, Minor Large Customers and Particular Large Customers.  Each of these categories of users has different requirements with respect to purchases of their energy demand.  For example, Major Large Customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while Major Large Customers and Particular Large Customers are required to purchase all of their demand through supply contracts.  Large customers participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Customers, or AGUEERA in its Spanish acronym).

There is one interconnected system, the Argentine SADI, and smaller systems that provide electricity to specific areas.  According to the Argentine National Institute of Statistics and Census (INDEC), 97.7% of the population received electricity through the public network in 2010, 1.1% from their own generation and 1.2% had no access to electricity.

Principal Regulatory Authorities

The Ministry of Federal Planning, Public Investment and Services through the Secretariat of Energy, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies of competition and efficiency in the assignment of resources, leading actions for applying the sector policy, orienting the adoption process of the new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.

The Electricity National Regulatory Agency (ENRE in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the supply, transmission and distribution of electricity.  Its principal objectives are to adequately protect the rights of users, promote competitiveness in production and encourage investments that assure long-term supply, promote free access, non-discrimination and the generalized use of the transmission and distribution services, and regulate transmission and distribution services to ensure fair and reasonable tariffs, encourage private investment in production, transmission and distribution, ensuring the competitiveness of the markets where possible.

The Administrative Company for the Wholesale Electricity Market (CAMMESA in its Spanish acronym) has as its principal functions the coordination of dispatch operations, the responsibility for the establishment of wholesale prices and the administration of economic transactions made through the SIN.  It is the entity responsible for executing the economic dispatch to contribute economic considerations and rationality in the administration of the energy resource, for coordinating the centralized operation of the SIN to guarantee security and quality, and administer the MEM, ensuring transparency through the participation of all the players involved and with respect to the respective regulations.

The Federal Electricity Council has as its principal functions the following: i) administer specific funds for the electricity sector and ii) advise the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector.  It advises regarding modifications resulting from legislation referring to the electricity industry.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies.  Starting in the 1950s and as a result of service problems, the government intervened the sector and a nationalization process begun.  Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation works.  Various state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the supply crisis of 1989, the following laws were passed starting in 1990:  Law 23,696 (State Reform), Law 23,697 (Economic Emergency) and Law 24,065 (Electricity Framework).

The objective of the change introduced was essentially to replace a model based on the vertically-integrated and centrally-planned state monopoly with a competitive system based on the market and indicative planning.

Regulatory Developments: the industry after the Public Emergency Law

Law 25,561, the Public Emergency Law, was enacted in 2002 to manage the public crisis which began that year.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1 per $ 1.  The mandatory conversion of transmission and distribution tariffs from dollars to Argentine pesos at this pegged rate, when the market exchange rate had been approximately Ar$ 3 per $ 1, and the regulatory measures to cap and reduce the spot and seasonal prices, hindered the pass-through of generation variable costs into the tariffs to end customers.

The Public Emergency Law also empowered the Federal Government to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.  These measures have been periodically extended.  Law 26,563, enacted in December 2009, extended the measures until December 31, 2011.

The Secretariat of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the MEM’s costs and prices and to reduce the price to be paid by the end customers.

Resolution SE 240/2003 changed the way to fix spot prices, decoupling such prices from the marginal cost of operation.  Until this resolution, spot prices on the MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with fuel/diesel in the winter (May-August).  Then, due to restrictions on natural gas supply, winter prices were higher, and related to imported fuels priced in dollars.  Resolution SE 240/2003 seeks to avoid the pegged price indexation to the dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply.  Water value is not considered if its opportunity cost is higher than the cost of generating with natural gas.  The resolution also set a cap on the spot price at Ar$ 120/MWh, which was still valid during 2011.  The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho, or STD in its Spanish acronym) plus a margin of Ar$ 2.5/MWh, according to the Notes SE 6,866 of 2009 and 6,169 of 2010, valid from May 2010 until December 2011.

The government avoided the increase in electricity tariffs to end customers and seasonal prices were maintained substantially fixed in Argentine pesos, although gas producers received price revisions by the authority, recovering part of the value that they lost with the 2002 devaluation.

In this scenario, CAMMESA sells energy to distributors who pay seasonal prices, and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Secretariat of Energy.  To overcome this imbalance, the authority — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market.  This resolution set a priority of payment for different services: capacity payment, fuel cost and energy sales margin, among others.  CAMMESA accumulates debt with generators, and the system gives a misleading price signal to the agents by not encouraging savings in electricity consumption or investments to satisfy the growth in electricity demand, including investments in transmission capacity.  Additionally, generators suffer a reduction of estimated income from contract prices because they are reduced as a consequence of the spot price level.

This decision to freeze tariffs is being reversed gradually by the government.  During 2011, the formal commencement of the elimination of electricity and natural gas subsidies was authorized through various resolutions.  For further details, see “Sales to Distribution Companies and Certain Regulated Customers”.

In order to enhance the energy supply, the Secretariat of Energy created different schemes to sell “more reliable energy.”  Resolution 1,281/2006 created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth in electricity demand, over the “Base Demand,” which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 give thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contract, or “CCAM” in its Spanish acronym.  Generators can perform maintenance or repowering investments to improve their unit’s availability and add additional capacity to the system.  After authorization, the generator can sign a CCAM at prices that permit the recovery of capital expenditures.  Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales (Res 406/2003).  Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE 762 created the Hydroelectric National Program to promote the construction of new hydro plants.  The program enables authorized generators to subscribe energy supply contracts with CAMMESA for up to fifteen years at prices that allow for an investment payback.

The Federal Government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and of electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called “GENREN program”.  For more details, refer to “Environmental Regulation” below.  Law 26,095/2006 created specific charges that must be paid by end customers to finance new electricity and gas infrastructure projects.  The Federal Government has also enacted some regulations to encourage the rational and efficient use of electricity.

Agreement For Managing And Operating Projects

On November 25, 2010, the Secretariat of Energy signed an agreement with some generation companies, including Endesa Chile’s subsidiaries, in order to: i) increase thermoelectric unit availability, increase energy and capacity prices and ii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish the following: i)  continue the adaptation process of the MEM; ii) enable the incorporation of new generation to meet the increased demand for energy and power in the MEM (Within this agreement, Endesa Chile’s subsidiaries, together with the SADESA group and Duke, formed the company to develop the combined-cycle project of approximately 800 MW at the Vuelta de Obligado thermal plant); iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined, which represent generators’ claims spanning the period from January 1, 2008 to December 31, 2011; and iv) define how to recognize the total remuneration due to generators.

FONINVEMEM

Resolution SE 712/2004 created FONINVEMEM, a fund whose purpose is to increase electricity capacity/generation within the MEM.  Pursuant to Resolution SE 406/2003, the Secretariat of Energy decided to pay generators for the spot prices up to the amount available at a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period.  FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution SE 406/2003, from January 1, 2004 to December 31, 2006.  CAMMESA was appointed to manage the FONINVEMEM.

Pursuant to Resolution SE 1,193/2005, all private generators in the MEM were called upon to participate in the construction, operation and maintenance of the electric energy generation plants to be built with the FONINVEMEM, consisting of two combined cycle generation plants of approximately 850 MW each, which were finished during 2010 as combined cycle plants.  These power plants are powered by natural gas or alternative fuels.

Because of the insufficient resources to conclude the plants, Resolution SE 564/2007 gathered all of the MEM’s private sector generators to commit to FONINVEMEM by including the differences between spot prices and payments made pursuant to Resolution SE 406/2003 for an additional period ending December 31, 2007.

The Energy Plus Program

In September 2006, the Secretariat of Energy issued Resolution 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs.  The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential customers and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.

The resolution also established the price large customers are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the marginal cost of operations.  This marginal cost is equal to the generation cost of the last generation unit dispatched to supply the incremental demand for electricity at any given time.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Restrictions

The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market.  These vertical restrictions were imposed by Law 24,065, and apply differently depending on each sub-sector as follows:

Generators

•                  Neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmitter company or the controlling entity of a transmission company; and

•                  Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions.  However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•                  Neither a transmission company nor any of its controlled companies or its controlling entity, can be owner or majority shareholder or the controlling company of a generation company;

•                  Neither a transmission company nor any of its controlled companies nor its controlling company, can be owner or majority shareholder or the controlling company of a distribution company; and

•                  Transmission companies cannot buy or sell electric energy.

Distributors

•                  Neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and

•                  A distribution company cannot own generation units.  However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Horizontal Restrictions

In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below.

Transmitters

•      Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE.  Such approval is also necessary when a transmission company intends to acquire shares of another transmission company.  Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132 kW and below 140 kW, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220 kW, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

•      Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE.  Such approval is necessary when a distribution company intends to acquire shares of another transmission or distribution company; and

•      Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

Generation Regulation

Concessions

Generators which have to obtain a concession to use sources of hydroelectric energy from public water courses will be those whose normal capacity exceeds 500 kW and may be granted for a fixed or an indefinite term.

Concession-holders of hydroelectric energy sources under national jurisdiction shall have the following rights: i) to occupy within the perimeter defined by the act of concession the private properties necessary for the works of water retention or reservoirs, and for the necessary underground or above ground supply-line and release channels, in accordance with general laws and local regulations, ii) flood land for the necessary raising of water levels, iii) request the authorities to make use of the powers conferred in article 10, when the definitive occupation of third-party titles is necessary, if this had not been foreseen in the act of constitution of the concession and it was not possible to reach agreement between the parties.

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations, the spot price calculations and the administration of the MEM’s economic transactions.  CAMMESA is also required to comply with special instructions given by the Secretariat of Energy in order to enter into transactions with certain generators in order to buy electricity.  All generators that are MEM agents have to be connected to the Argentine Interconnected System (Argentine NIS) and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS, in order to be sold in the spot market or in the term market.  Distribution companies, traders and large customers that have entered into private supply contracts with generation companies, pay the contractual price directly to the generator and also pay a toll to the transmission and/or distribution company for the use of their systems.

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices.  Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).  Capacity payments were originally established and set in U.S. dollars to allow generators to cover their foreign-denominated costs that were not covered by the spot price.  However, in 2002, the Argentine government set capacity payments in reference to the Argentine Peso, thereby limiting the purpose for which capacity payments were established.

The regulatory framework governing payment for generation capacity continued to be the same that governed in 2002, with generators receiving compensation for available capacity at Ar$ 12 per MW until December 2010.  On November 25, 2010, the Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011.  The agreement provides that the government will recognize Ar$ 35 per MW-hrp (hrp stands for hours in which capacity is being paid) for available capacity of units greater than 100 MW and Ar$ 42 per MW-hrp of units smaller than 100 MW, to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement.  Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ar$ 7.96 per MWh to Ar$ 11.96 per MWh for natural gas generation and from Ar$ 12.96 per MWh to Ar$ 20.96 per MWh for alternative fuel generation.  In addition, all hydroelectric units with an installed capacity greater than 250 MW will receive 100% of their energy spot market sales.

Seasonal prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.  These prices have not changed since January 2005.

Within the framework of the elimination of subsidies announced by the government, the MEM’s seasonal reference prices for non-subsidized electricity (Resolution SE 1,301/2011) were published in November 2011.  This resolution also states that i) non-residential users shall not have subsidized tariffs according to their payment capacity and economic activity, ii) a Register of Exceptions to Resolution 1301/2011 is created, which will include those users who justify and accredit not being able to bear the seasonal reference prices for non-subsidized electricity, iii) CAMMESA should make the subsidy corresponding to each level of demand over which they have been applied explicit, to be identified as the National State Subsidy.  Distributors should notify residential customers that will be affected by the elimination of subsidies, whether voluntary or mandatory, according to the regulation.

Stabilization fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.  When the spot price was lower than the seasonal price, the stabilization fund increased, and when the spot price was higher than the seasonal price, the stabilization fund decreased.  The outstanding balance of this fund at any given time reflected the accumulation of differences between the seasonal price and the hourly energy price in the spot market.  The stabilization fund was required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceeded the seasonal price.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  These deficits have been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Negotiated prices

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large customers.  Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market.  Term agreements typically stipulate a price based on the spot price plus a margin.  Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market.  However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

Sales by Generation Companies to Unregulated Customers

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large customers.  Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market.  Term agreements typically stipulate a price based on the spot price plus a margin.

As a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

Additionally, since September 2006, the Secretariat of Energy issued Resolution 1281/06 the principal objective of which is to ensure that energy available in the market is used primarily to service residential customers and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.

Sales to Distribution Companies and Regulated Customers

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

At the end of 2011, the government began a process of reducing subsidies to gas, electricity and water tariffs in different sectors.  Various resolutions were issued that state among other things that i) the seasonal programming of regulated tariffs for the November 2011 — April 2012 period was approved, ii) a new non-subsidized seasonal price was established, rising from Ar$ 243/MWh to Ar$ 320/MWh, iii) the economic activities that are covered by these reductions in subsidies were informed, iv) a register was created to deal with exceptions to the reduction, v) the new tariffs should be applied to consumption recorded from January 1, 2012, and vi) the option is incorporated to renounce voluntarily the electricity, water and gas subsidies, which can be done through an online system.

Specific Regulatory Charges for Electricity Companies

The authorities in Argentina are administratively divided between the nation, the provinces and the municipalities.  The tax charge varies according to where the user lives.

Incentives and Penalties

The Energy Plus Service is supplied by generators that install new capacity or that offer existing generation capacity not connected to the Argentine NIS before.  All “large customers” that, as of November 1, 2006, had a higher demand than their Base Demand, had to contract excess demand with the Energy Plus Service.  The consumption that exceeded the Base Demand without a supply contract should pay additional amounts for the surplus energy.  The price of the contracts for Energy Plus Service has to be approved by the relevant authorities.  Consumption of unregulated customers that could not be secured by an Energy Plus Service contract could request CAMMESA to conduct an auction to satisfy their demand.

Natural gas market

Since the economic emergency measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

To improve the natural gas supply, the government has adopted different measures.  Since 2004, local gas producers and the government have entered into various agreements to guarantee gas supply at rising prices.  In July 2009, the last agreement was signed, establishing a 30% increase in the natural gas tariff to power producers until December 2009.  Additionally in 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily of natural gas.

An additional measure related to natural gas in recent years was the creation of the Electronic Gas Market (MEG).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

Electricity Exports and Imports

In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity and gas exports.  Resolution SE 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions.  These measures prevented generators from satisfying their export commitments.

The Secretariat of Energy published Disposition 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity.  These norms implied the beginning of restrictions for gas delivery to Chile and Brazil.  These restrictions are expected to continue, especially considering Resolution Enargas 1,410, which modified the procedures for gas dispatch as of October 2010.  According to that resolution, gas dispatch is as follows, from highest to lowest priority: i) residential and commercial users, ii) the Compressed Natural Gas market, iii) large customers, iv) thermal units, and as a least priority resort, v) exports.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, or the Hazardous Waste Law, and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector.  Failure to satisfy these requirements entitles the government to impose penalties, such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of non conventional renewable energy for electricity production as a national interest and set as a target 8% market share for generation from renewable energies within a term of 10 years.  During 2009, the government took actions to reach this objective, launching an international auction to promote the installation of up to 1,000 MW of renewable capacity, publishing Resolution 712/2009.  This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA.  In June 2010, the “GENREN program” awarded a total of 895 MW, distributed as follows: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units.  The prices awarded vary from $ 150/MWh (for mini-hydro units) to $ 598/MWh (for solar units).  In 2011, the Secretariat of Energy issued Resolution 108/11 which allows CAMMESA to sign contracts directly with generators of renewable energy on similar conditions to Resolution 712/09.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the Brazilian NIS), which comprises most of the regions of Brazil, and several other small, isolated systems.

The following chart shows the relationships among the various actors in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers.  Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (PLD in its Portuguese acronym) and there is also a special mechanism between generators that seeks to reallocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the “Electricity Reallocation Mechanism” (MRE in its Portuguese acronym).

The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation.  Before, all generation concessions were held either by Brazilian individuals or entities controlled by Brazilian individuals or the Brazilian government.

Transmission works under monopoly conditions.  Revenues from the transmission companies are fixed by the Brazilian government.  This applies to all electricity companies with transmission operations in Brazil.  The transmission revenue fee is fixed and, therefore, transmission revenues do not depend on the amount of electricity transmitted.

Distribution is a public service that works under monopoly conditions and is provided by companies who have also been granted concessions.  Distributors in the Brazilian NIS are not permitted to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to unregulated consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.  Generators are not allowed to hold equity interests in excess of 10.0% in distributors.

The selling of electricity is governed by Law 10,848/2004, Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (CCEE in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention.  Two possible situations were introduced by these regulations for the execution of energy sales’ agreements: the regulated contracting environment, in which energy generation and distribution agents participate, and the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated consumers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales’ agreements.  All the agreements between the agents in the Brazilian NIS should be registered in the CCEE.  The register includes the amounts of energy and the term.  The energy prices agreed are not registered in the CCEE, but instead are specified by the parties involved in their agreements.

The CCEE books the differences between energy produced or consumed and the contracted amount.  The positive or negative differences are settled in the short-term market and priced at the Differences Settlement Price, determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special consumers.  It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.  According to the specifications set forth in Law No. 9,427/96, unregulated consumers in Brazil are currently those customers who: (i) demand a capacity of at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) demand capacity in the range of 500-3,000 kW and choose to contract the energy supply directly with alternative generators or traders.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (ONS in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East and North.  In addition to the Brazilian NIS, there are also the isolated systems, i.e., those systems that are not part of the Brazilian NIS and are generally located in the Northern and North-Eastern regions of Brazil, and have as sole sources of energy the electricity generated by coal-fired and oil-fuelled thermal plants.  According to the Brazilian Electricity System Operator, 97% of the population received electricity through the public network in 2010.

Principal Regulatory Authorities

The Ministry of Mines and Energy (MME in its Portuguese acronym) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The National Energy Policy Council (CNPE in its Portuguese acronym) is in charge of developing the national electricity policy.  Among its roles are to guide the President in the formulation of energy policies and guidelines, promote the rational supply of the country’s energy resources, ensure the energy supply to the most distant places of the country, establish directives for specific programs, such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy, and establish directives for the import and export of energy.

The Energy Research Company (EPE in its Portuguese acronym) is an entity under the Ministry of Mines and Energy.  Its purpose is to provide services in the area of studies and research to support the energy sector planning.

The Brazilian Governmental Agency for Electric Energy (ANEEL in its Portuguese acronym) is the entity that implements the regulatory policies, and its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution ; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that consumers pay a fair price for energy supplied and, at the same time, preserving the economic-financial balance of the distribution companies, so that they can provide the service to agreed quality and continuity.

The Energy Sector Monitoring Committee (CMSE in its Portuguese acronym) is an entity created under the scope of the Ministry of Mines and Energy, under its direct coordination, with the role of evaluating the continuity and security of the energy supply across the country.  Among its functions are the mandate to follow the development of the energy generation, transmission, distribution, trading, import and export activities; the assessment of the supply and customer service as well as the analysis of the security of the system; the identification of difficulties and obstacles that affect the supply security and regularity; and the elaboration of proposals for preventive actions that can help restore the supply security and service.

The Electricity Trading Board (CCEE in its Portuguese acronym) is a non-profit company subject to authorization, inspection and regulation by ANEEL and whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS by registering the agreements resulting from market adjustments and whose agents are gathered into four categories: generation, distribution, trading and consumers.

The Brazilian Electricity System Operator (ONS  in its Portuguese acronym) is comprised of generation, transmission and distribution companies, and independent consumers, and is responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to the ANEEL’s regulation and supervision.

The Electricity Law

General

Before 1993, in the old model of the Brazilian Electric Sector, the power tariff was the same throughout Brazil.  The dealers were entitled to a guaranteed return because the regulatory regime for the cost of service was adopted.  Concession areas that obtained a higher return than the one guaranteed deposited the surplus in a fund from which the distributors with less than the guaranteed return withdrew the difference.

In 1993, there was the reformulation of the Brazilian Electric Sector through Law 8,631/93, which abolished the equalization of electricity tariffs system.

The Concessions Law 8,987 and the Power Sector Law 9,074, both enacted in 1995, intended to promote competition and attract private capital into the electricity sector.  Since then, several assets owned by the Brazilian Federal Government and/or state governments have been privatized.

The Power Sector Law also introduced the concept of independent power producers, or IPPs, in order to open the electricity sector to private sector investment.  IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale for their own account.

Law 9,648/98 created the wholesale energy market, composed by the generation and distribution companies.  According to this market regulation, the purchase and sale of electricity are freely negotiated.

The spot price is used to value the purchase and sale of electric power in the short term market.  According to law, the CCEE is responsible for setting electricity prices in the spot market.  These prices are calculated on a marginal costs basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Pursuant to Law 10,433/02, the wholesale energy market structure came to be closely regulated and monitored by ANEEL, which is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

During 2003 and 2004, the federal government launched the bases of a new model for the Brazilian electricity sector, based on Laws 10,847 and 10,848 of March 15, 2004, and Decree 5,163 of July 30, 2004, whose principal objectives were to (i) guarantee the security of the electricity supply, (ii) promote the reasonability of tariffs, and (iii) promote social integration in the Brazilian electricity sector, particularly through programs for making service available to everyone.

The model contemplates a combination of measures to be followed by the agents, like the obligation to contract all the demand of the distributors and unregulated consumers.  The model also defines a new methodology for calculating the physical guarantee for sale of generation, contracting hydroelectric and thermal generating plants in proportions that ensure the best balance between guarantee and supply cost, plus the constant monitoring of the continuity and security of supply, seeking to detect occasional imbalances between supply and demand.

In terms of the tariffs’ reasonability, the model contemplates the purchase of electricity by distributors in a regulated environment through tenders in which the criterion of lowest tariff is observed, permitting a reduction in the cost of acquiring electricity to be passed on to captive consumers.

The new model creates conditions for the benefits of electricity made available to consumers who do not yet have this service and for guaranteeing a subsidy for low-income consumers.

Limits and Restrictions

Regulatory Resolution 299/2008 repeals certain sections of ANEEL Resolution 278/2000, which established the limits and conditions for the participation of electricity distributors and traders.  The section of Resolution 278 relating to limits to generation remains in effect and establishes that (i) an entity cannot have more than a 20% participation in the installed capacity, (ii) an entity may not have more than a 25% participation in the installed capacity of the electricity system of the South, South East and Center West regions, and (iii) an entity may not have more than a 35% participation in the installed capacity in the North and North East regions.

Section 7 of Resolution 278/2000, which defines that a distribution-concession company may only buy up to 30% of the energy required to meet their captive demand, from related companies, is also retained.

Regulation of Generation Companies

Concessions

The Concessions’ Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

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

Dispatch and Pricing

Settlement Price for the Differences

The Spot Price, or Settlement Price for the Differences, is used to value the purchase and the sale of electric power in the short term market.  The price-setting process of the electric power traded in the short-term market is accomplished by using the data employed by the Brazilian Electricity System Operator to optimize the operation of the Brazilian NIS.

Based on the strength of the preponderance of hydro-electric plants within the Brazilian power generation grid, mathematical models are used to compute the Settlement Price for the Differences.  The purpose is to find an optimal equilibrium solution between the current benefit obtained from the use of the water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

Based on the hydrological conditions, the demand for electric power, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission, the model used to set prices achieves an optimal result for the period being studied, defining both the hydraulic and thermal power generation for each submarket.  As result of this process, the Marginal Operational Costs are obtained for each load level and submarket.

The Settlement Price for the Differences is an amount computed on a weekly basis for each load level based on the Marginal Operational Cost, which in turn is limited by a maximum and minimum price in effect for each period and submarket.  The intervals set for the duration of each level are determined by the Brazilian Electricity System Operator for each month and reported to the CCEE to be included into the accounting and settlement system.

The calculation of the price is based on the “ex-ante” dispatch that is determined based on estimated information existing prior to the actual operation of the system, taking into account the declared availability amounts regarding both the generation and the consumption envisaged for each submarket.  The complete process for the calculation of the Spot Price consists in the use of the computational models NEWAVE and DECOMP, the result whereof is the Marginal Operational Cost for each submarket, computed respectively on a monthly and on a weekly basis.

Electricity Reallocation Mechanism (MRE in its Portuguese acronym)

The Electricity Reallocation Mechanism provides financial protection against hydrological risks for hydro-generators according to energy trading rules in effect, to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that all the generators that participate in  the Electricity Reallocation Mechanism will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which we refer to as “assured energy”, irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity.  In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity to those whose generation was less than assured electricity.  The effective generation dispatch is determined by the National Electricity System Operator, which takes into account nationwide electricity demand, the hydrological conditions of the interconnected power system and transmission limitations.

Reimbursement of the generation costs of the relocated electricity is provided to compensate generators that relocate electricity to the system in excess of their assured electricity.  Generators are reimbursed for their variable operational costs (except fuel) and costs for the use of water.  The total costs of the relocated electricity (from all generators that provided electricity to the energy reallocation mechanism) are then combined and paid by the generators that receive electricity from the mechanism.

The mechanism includes all hydroelectric power plants subject to the centralized dispatching of the National Electricity System Operator, small hydroelectric stations that opt to participate in the mechanism and thermal power plants with centralized dispatching, included in the Initial Supply Contracts and whose fuel costs are subsidized by the Fuel Consumption Account.  Since 2003, the Fuel Consumption Account power plants only partially participated in the mechanism, due to the gradual reduction of the subsidy.

The Optimum Energy Tariff (TEO), the tariff used for trading energy in the Electricity Reallocation Mechanism, was set as R$ 9.58/MWh for 2012.  This is calculated as the tariff that covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial compensation.

Sales between the agents of the market

The new model for the electric sector states that the trading of electric power is accomplished in two market environments: the Regulated Contracting Environment (ACR in its Portuguese acronym) and the Free-Market Contracting Environment (ACL in its Portuguese acronym).

Contracting in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment (CCEAR in its Portuguese acronym) entered into between Selling Agents (sellers, generators, independent producers or self-producers) and Purchasing Agents (distributors) who participate in electric power purchase and sale auctions.

In the ACL environment, on the other hand, the negotiation among the Generating Agents, Trading Agents, Free-Market Consumers, Importers and Exporters of electric power is accomplished freely, whereby the agreements for the purchase and sale of electric power are entered into through bilateral agreements.

Generating Agents, whether public generation concessionaires, IPPs or self-producers, as well as Trading Agents, are allowed to sell electric power within the two environments, maintaining the generation competitive nature of the overall market and all agreements, irrespectively of having been entered in the ACR or in the ACL, are registered in the CCEE, and they serve as a basis for the accounting posting and the settlement of the differences in the short term market.

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL.

Sales by Distribution Companies and Regulated Customers

Pursuant to the market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

Tenders for the regulated environment are denominated according to the year of commencement of the electricity supply acquired by the distributor agents after the tender date, and are: i) Tenders A-5, corresponding to tenders for energy purchases from new generation sources to be supplied five years following the tender; ii) Tenders A-3, for the acquisition of energy from new generation sources; iii) Tenders A- 1, for the acquisition of energy from existing generation sources; and iv) adjustment tenders, for supplementing the energy load necessary for servicing consumers in the distribution concession market, with a limit of 1% of such load.  Reserve tenders are also carried out for increasing the security of the system.

Various energy tenders were held during 2011, including Tender A-3 and reserve tender completed in August, and Tender A-5 in December.

In the A-3 process for the supply of 2014, 2,744.6 MW of new capacity was assigned, to be generated by 51 plants.  Of the total contracted, 62% was from renewable sources (hydroelectric, wind and biomass) and the remaining 38% from fossil fuels (natural gas).

The tender for reserve energy in August 2011 assigned 1,218.1 MW from wind farm, thermal and biomass projects, with a total of 41 generating plants.  The sale of energy was negotiated at an average price of R$ 99.61/MWh.

For the new A-5 energy process carried out in December 2011, 42 projects were sold with a capacity of 1,211.5 MW, at an average price of R$ 102.18/MWh.

A Tender A-3 and a Tender A-5 are to be carried out in June and August, 2012, respectively.

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation, at freely-agreed prices and conditions.

Incentives and Penalties

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new power project.”  The government believes that a “new power project” needs more favorable contractual conditions such as long term power purchase agreements (15 years for thermal and 30 years for hydro) and certain price levels for each technology.  These agreements promote investment for the required expansion.  On the other hand, “existing power”, which includes depreciated power plants, can sell their energy at lower prices in shorter term contracts.

Law 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity (Proinfa).  It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Banco Nacional do Desenvolvimento, or BNDES, a state-owned development bank.  Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the consumers with electricity demand in the range of 500-3,000 kW who decide to migrate to an unregulated environment, provided that such consumers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible for payments to the buying agent if they are unable to satisfy their delivery obligations.  ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.

Decree 5,163/2004 establishes that the selling agents must assure 100% physical coverage for their energy and power contracts.  This coverage must be made up of physical guarantees from its own power plants or someone else’s; in the latter case through the purchase of energy or power contracts.

Among other aspects, ANEEL’s Normative Resolution 109/2004 specifies that when these limits are not met, the Agents (generation companies and traders) are subject to financial penalties.  The determination of penalties is predicated on a 12-month period and the revenues obtained from the levying of the penalties are reverted to tariff modality within the ACR.

When the limits of contracting and physical coverage defined in Trading Rules fail to be accomplished, the Agents (generation companies and traders) are notified by the Superintendence of CCEE.  Pursuant to the specific Trading Procedure, CCEE’s Agents are allowed to file a Rebuttal to be evaluated by CCEE’s Board of Directors who then decides whether to levy or to cancel the financial penalty.

Generation Agents may sell their produced power through contracts signed within the ACR or the ACL (Free Contracting Environment).  Public Service Generators and IPPs must provide a physical coverage from their own power generation for 100% of their sales contracts.  Self-producers generate energy for their own exclusive use, and by getting ANEEL’s authorization they may sell excess power through contracts.  In both cases, the verification of physical coverage is accomplished on a monthly basis, predicated on generation data and on sales contracts for the last 12 months.  The failure to provide physical coverage exposes the generating agent to the payment of penalties.

Transmission Regulation

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption.  Today, the country’s system is almost entirely interconnected.  Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará are still not linked up to the Interconnected power system.  In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities.

The interconnected power system provides for the exchange of power among the different regions when any region faces problems generating hydroelectric power due to a drop in its reservoir levels.  As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

Any electric power market agent that produces or consumes power is entitled to use the Basic Network.  Free-market consumers also have this right, provided that they comply with certain technical and legal requirements.  This is called free access and is guaranteed by law and by ANEEL.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing energy dispatched from plants in optimized conditions, involving use of the interconnected power system hydroelectric reservoirs and thermal plants’ fuel.

Environmental Regulation

The Brazilian constitution gives the federal, state and local governments power to enact laws designed to protect the environment, and to issue regulations under such laws.  While the federal government is empowered to enact environmental regulations, the state governments are usually more stringent.  Most of the environmental regulations in Brazil are at the state and local level rather than at the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals.  Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia (MEM in its Spanish acronym) is based on a competitive market model and operates under open access principles.  The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants.  The MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System (ASIC in its Spanish acronym).

There are two categories of agents, generators and traders, who are allowed to buy and sell electricity as well as related products in the MEM.  All of the electricity supply offered by generation companies connected to the Colombian NIS and all of the electricity requirements of end-customers, whose demand is represented by trading companies, are traded at the MEM.

The following chart shows the relationships among the various actors in the MEM:

Generation activity consists of the production of electricity through hydroelectric plants, thermoelectric plants and all other generation plants connected to the Colombian NIS.  The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers.  Generation companies are required to participate in the MEM with all of their generation plants or units connected to the Colombian NIS with capacities equivalent to or exceeding 20 MW.  Generation companies declare their energy availability and the price at which they are willing to sell it.  This electricity is centrally dispatched by the National Dispatch Center (CND in its Spanish acronym).

Trading consists of intermediation between the players that provide electricity generation, transmission and distribution services and the users of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the MEM are carried out under the three following modes:

1. Energy spot market: short term daily market

2. Bilateral contracts: long term market; and

3. “Firm Energy.”

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in extreme conditions of hydro inflows.  The generator who acquires a Firm Energy Commitment (OEF in its Spanish acronym) will receive a fixed remuneration during the commitment period of the OEF, whether the fulfillment of this obligation is required or not.  The price for each kilowatt hour of the OEF corresponds to the clearing price in the auction in which the generator sold its firm energy.  This price is denominated as Reliability Charge.  When this firm energy is required, which happens when the Spot Price surpasses the Scarcity Price, aside from the Reliability Charge the generator also receives the Scarcity Price for each kilowatt hour generated associated with its OEF.  In case the energy generated is more than the obligation specified in the OEF, this additional energy will be paid or rewarded at the Spot Price.  All generation companies in the MEM can freely enter into any or all of these transactions.

Transmission works under monopoly conditions and with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the National Transmission System (NTS in its Spanish acronym).  This value is allocated among the traders of the NTS in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV.  Any customer may have access to a distribution network for which it pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas.  According to the Colombian National Institute of Statistics (DANE), 97.7% of the Colombian population in 2010 received electricity through the public network, including 99.6% in urban and 90.7% in rural areas.

Principal Regulatory Authorities

The Ministry of Mines and Energy (MME in its Spanish acronym) is responsible for the policy-making of the electricity sector, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

The Mining and Energy Planning Agency (UPME in its Spanish acronym) is in charge of planning the expansion of the generation and transmission networks.

The National Planning Department (DNP in its Spanish acronym) performs the functions of Executive Secretariat of the CONPES and is therefore the entity responsible for coordinating and presenting the documents for discussion at meetings.

The National Council for Economic and Social Policy (CONPES in its Spanish acronym) is the maximum national planning authority and works as an advisory entity to the government in all aspects related to the Colombia’s economic and social development.  It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents on policy development.

The Energy and Gas Regulatory Commission (CREG in its Spanish acronym) implements the legal principles of the industry set out by The Colombian Electricity Act.  This commission is constituted by five experts named by the Colombian President, the MME, the Ministry of Public Credit and the director of the DNP or their delegates.  Such legal principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions);  adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity consumers); solidarity (the provision of funds by high-income consumers to subsidize the subsistence consumption of low-income consumers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities.  CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and for regulated customers, establish the methodology for calculating maximum tariffs for supplying the regulated market, regulations for planning and coordination of operations of the Colombian NIS, technical requirements for quality, reliability and security of supply, and protection of customers’ rights.

The National Operation Council (CNO in its Spanish acronym) is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS.  It is a consultative entity composed by the CND’s Director and generation, transmission and distribution company representatives.

The Commercialization Advisory Committee (CAC in its Spanish acronym) is an advisory entity which assists CREG with the commercial aspects of the MEM.

The Superintendence of Industry and Commerce investigates, corrects and sanctions restrictive commercial competition practices, such as antitrust behavior.  It also oversees mergers of companies operating in the same productive activities to prevent excessive concentration or monopoly of certain industries.

The Superintendence of Domestic Public Services (SSPD in its Spanish acronym) is responsible for overseeing all public utility services companies.  The SSPD monitors the efficiency of all utility companies and the quality of services.  The SSPD can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk.  Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Electricity Law

General

In 1994, the Colombian Congress passed significant reforms affecting the public utilities industry.  These reforms, contained in Law 142, known as the Public Utility Services Law (LSPD in its Spanish acronym), and Law 143, were the result of constitutional amendments made in 1991.  They created the basic legal framework that currently governs the electricity sector in Colombia.  The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies, and the adoption of universal access principles applicable to transmission and distribution networks.

The Colombian Electricity Act regulates electricity generation, trading, transmission, and distribution (collectively, the “Activities”).  Under the law, any company existing before 1994, domestic or foreign, may undertake any of the Activities.  Companies established subsequent so such date can engage exclusively in just one of such Activities.  Trading, however, can be combined with either generation or distribution.

Limits and Restrictions

The market share for generators and traders is limited.  The limit for generators is 25% of the Colombian system Firm Energy.  The principal market share metric used by CREG to regulate the generation market is the percentage of Firm Energy that a market participant holds.

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index (“IHH”), a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the SSPD.  If an electricity generation company share of Colombia’s total Firm Energy exceeds 30%, the company may be required to sell electricity exceeding the threshold.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian NIS.  Limitations for traders take into account international energy sales.  Market share is calculated on a monthly basis according to the company’s commercial demand and traders have up to six months to reduce their market share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa.  However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group.

A distribution company can have more than 25% of an integrated company’s equity if the market share of the latter company is less than 2% of the national generation business.  A company created before the enactment of Law 143 is prohibited from merging with another company created after Law 143 came into effect.

A generator, distributor, trader or an integrated company (i.e., a firm combining generation, transmission and distribution activities), cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.

Generation Regulation

Concessions

The Colombian electricity sector was reformed structurally by Laws 142 and 143 of 1994.  Under this new legal structure, economic activities related to the provision of the electricity service are governed by the constitutional principles of free market economic activity, free market private initiative, freedom to enter and leave, corporate freedom, free market competition and private property, with regulation and inspection, surveillance and control by the state.

According to Law 143 of 1994, these constitutional principles of freedom are the general rule in the electricity sector business, while the concession is the exception.  Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition.  In order to operate or start up projects, they must obtain from the competent authorities the respective environmental, sanitation and water-right permits and those of a municipal nature that are required.  The construction of generation plants and their respective connection lines to the interconnection and transmission networks, is permitted for all economic agents.

It is not contemplated that the Colombian state can legally participate in the execution and exploitation of generation projects.  As a general rule, the carrying out of such projects is made by the private sector.  The nation is only authorized to sign concession agreements relating to generation when there is no entity prepared to assume these activities on comparable conditions.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The wholesale market facilitates the sale of excess energy that has not been committed under contracts.  In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the wholesale market.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND, guided by an “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the dispatch optimized during the 24-hour period, taking into account initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand.  The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans for the dispatch, which takes into account the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner.  The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs.”  The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers.  Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions on the grounds that current regulations do not take into account all the costs incurred under safely reliable generation.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed.  Typically, these agreements establish that the customer pays the energy that it consumes each month without a cap or a floor.  The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI.  According to resolution CREG 131 of 1998, to be considered “unregulated,” customers are required to have an average monthly power demand for six months of at least 0.1 MW, or a minimum of 55 MWh in monthly average energy demand over the prior six months.

Sales by Distribution Companies to Regulated Customers

The regulated market is serviced by traders and by distributors acting as traders, who bill all service costs, with prices regulated by CREG.  The scheme allows distributors to pass through the average purchase price of all the market transactions that affect the regulated market into the clients’ tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market.  Additionally, CREG established the formula that allows for the transfer of transmission, distribution and marketing costs, and the cost of losses to a regulated level.

Sales by Generation Companies to Traders for the Regulated market

Traders in the regulated market should buy energy through procedures that ensure free market competition.  For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process.  These agreements can be signed with different terms, such as:  “Pay amount contracted,” “Pay amount demanded with or without a limit,” “Pay the percentage actually consumed,” etc.  Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

Sales to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation, at freely negotiated prices and conditions.

Regulatory Charges

Contribution by generation per Law 99 of 1993: Generation companies are obliged to pay monthly payments based on their generation to the regional autonomous corporations for environmental protection in areas where the plants are located and to the municipalities where the generation plants are situated.  For more information, see “Environmental Regulation.”

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones (FAZNI): Law 633 of 2000 (tax reform) states that generators should make a contribution of CP 1 to the FAZNI for every kilowatt dispatched on the Wholesale Energy Exchange.  Initially, this contribution was effective until December 31, 2007, but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy.  Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system is allocated by bids.

During 2011, CREG published resolutions for the assignment of OEF for the periods December 2014-November 2015 and December 2015-November 2016.  For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011.  The new resolutions include incentives for thermal plants that back up their OEF with imported natural gas to guarantee its OEF for 10 years, from December 2014.

The tender for firm energy for the period November 2015-December 2016 was made on December 27, 2011.  Seven companies participated with a total of eight projects of which five were assigned at a price of $ 15.7/MWh.  The new projects are Río Ambeima (hydro, 45 MW), Carlos Lleras Restrepo (hydro, 78 MW), San Miguel (hydro, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW).  The new assignments were made for a period of twenty years as of December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (GPPS in its Spanish acronym) which assigned Obligations of Firm Energy (OEF in its Spanish acronym) for a period of twenty years to three hydroelectric projects and one thermal project.  Of these, two correspond to new plants (Termonorte, 88 MW, as of 2017 and the Porvenir II hydroelectric power plant (352 MW as of 2018) and the other two correspond to increases in OEF for plants already under construction, and had available firm energy following the GPPS process carried out in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants).  The process ended with assignment prices below the maximum defined for the auction in December ($ 15.7/MWh), and were in connection with Termonorte ($ 14.9/MWh); Porvenir II ($ 11.7/MWh); Sogamoso and Pescadero-Ituango ($ 15.7/MWh).

Electricity Exports and Imports

Decision CAN 536 of 2002, CAN 720 of 2009, and CAN 757 of 2011, signed by the countries that participate in the Andean Nations Community (CAN in its Spanish acronym), Colombia, Ecuador, Bolivia and Peru, established the general framework for the interconnection of electrical systems that created a coordinated economic dispatch for the countries involved in the interconnections.  In this context, in March 2003, the interconnection system between Colombia and Ecuador was inaugurated and through CAN 757 adopted a transitional regime, while adopting common standards that make the international transactions viable.

Apart from the interconnection with Ecuador, Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line.  During 2011, there were some transfers of energy made from Colombia to Venezuela, due to shortages in Venezuela, over this line under agreements between the presidents of both nations.

It is expected that the Colombia-Panama interconnection company will open a tender process in the first quarter of 2012, considering the advances in the Colombian regulation to facilitate this interconnection carried out in 2011.

Transmission Regulation

Transmission companies which operate at no less than 220 kV constitute the National Transmission System, or NTS.  They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services.  The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies.  Income is determined by the new replacement value of the network and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the NTS.  This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the MME in accordance with the guidelines set by CREG.  The construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

Trading Regulation

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market, which for 2011 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

Trading is the resale to end customers of electricity purchased in the wholesale market.  It may be conducted by generators, distributors or independent agents, which comply with certain requirements.  Parties freely agree upon trading prices for unregulated customers.

Trading on behalf of regulated customers is subject to the “regulated freedom regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.  Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons.  Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.

The trading tariff formula became effective on February 1, 2008.  The main changes to this formula were the establishment of a fixed monthly charge and the introduction of reduction costs of non-technical energy losses in the trading charges.  In addition, CREG allows traders in the regulated market to choose tariff options to manage tariff increments.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids, known as Organized Market (MOR in its Spanish acronym).  The final rules for this new system are not available, but CREG has this issue on its 2012 agenda.

In May 2009, a company called Derivex was created so as to incorporate an energy derivatives market.  In October 2010, Derivex began its operation with the first electricity forward derivative contract.

In December 2011, CREG issued the Retailing Code, which includes specific rules that improve retailers’ relations with other electricity market members.  It establishes  new regulations about energy measurement, non technical losses, the retailers’ connection to the wholesale electricity market, and the retailers’ credit risks, among other considerations.

Tariffs to Final Customers

The energy trader is responsible for charging the electricity costs to end customers and to transfer their payments to the industry’s agents.  The tariffs applied to regulated users are defined by a formula established by CREG.  This formula reflects the costs of the industry: generation, transmission, distribution (depending on the user’s connection level), trading losses, constraints, administrative costs, and market operating costs.

In addition, the final costs of the service are affected by subsidies and / or contributions that are applied according to the socio-economic level of each user.  When subsidies exceed contributions, the government covers the difference.

Another factor that affects the final tariff is the Distribution Area (ADD in its Spanish acronym), which established a single tariff for the distribution companies in adjacent geographic zones.

Environmental Regulation

The environmental framework in Colombia was established in Law 99/1993, which also established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines, issues and executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain an environmental license.

According to Law 99, generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment through a payment for their activities at a regulated tariff.  Hydroelectric power plants must pay 6% of their generation and thermoelectric plants must pay 4% of their generation, with a tariff that is annually determined.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Law 1450 of 2011 issued the National Development Plan 2010-2014.  The plan establishes that between 2010 and 2014, the government must develop strategies on environmental sustainability and risk prevention such as the national plan for adaptation to climate change, the environmental licensing process and environmental impact studies.

In 2011, Institutional Decree 3,570 established the new structure of the environmental sector, creating the Ministry of Environment and Sustainable Development (previously, the functions of the Ministry of Environment were established in conjunction with functions of the Ministry of Housing).  The main objectives will be environmental and renewable natural resources policy formulation and management and environment and renewable natural resources management.

In the last few years, the environmental regulation for the electricity sector has been focused on regulating aspects regarding power plant emissions, hydro policies (including, water discharges and basin organizations), and environmental licensing and penalties.

Peru

Industry Overview

Industry Structure

In the Wholesale Electricity Market (MEM) there are four categories of local agents:  generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various actors in the SEIN:

The generation segment is composed of companies which own generation plants.  This segment is noted for being a competitive market in which prices tend to reflect the marginal cost of production.

Electricity generators, as energy producers, have capacity and energy sale commitments with their contracted customers.  Generators may sell this capacity and energy to both distributors and unregulated customers.

The energy received by a generator’s unregulated and regulated customers do not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the Committee of Economic Operation of the System (COES), the system operator, through a centralized dispatch.  The transfer cost is minimized through a consideration of the variable production costs of each power plant, regardless of their contractual commitments.  Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators.  The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by Osinergmin.

The settlements made by the COES also include payments and/or collections for complementary services such as frequency and tension regulation.  They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 establishes that as of January 2014, several actors may also participate as buyers in the short-term market, in addition to the generators.  These other actors include distributors (in order to meet the demand of their unregulated users), large users with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW.

The transmission system is made up of transmission lines, substations and equipment for the transmission of electricity from the production points (generators) to the consumption centers or distribution points.  Transmission in Peru is defined as all lines or substations with a tension higher than 60 kV.  Some generation and distribution companies also operate sub-transmission systems at the transmission level.

Electricity distribution is an activity carried out in the concession areas granted to different distribution companies.

Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered a public service.  Customers whose capacity demand is within the range of 200-2,500 kW are free to choose to be considered regulated or unregulated customers.

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas.  According to the National Institute of Statistics of Peru (INEI), 88.1% of the population obtained electricity through the public network in 2010, including 98.2% in urban and 58.6% in rural areas.

Principal Regulatory Authorities

The Ministry of Energy and Mining (MINEM in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities.

The Agency for the Promotion of Private Investment (PROINVERSIÓN in its Spanish acronym) is a public entity responsible for attracting private investment in public utilities and infrastructure works.  It also advises regarding the difficulties faced by investors in making their investments.

The Supervising Entity on Investment in Energy and Mining (Osinergmin in its Spanish acronym) is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities.  Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  Osinergmin also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The Committee of Economic Operation of the System (COES) coordinates the SEIN’s short, medium- and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources.  It also plans for the SEIN’s transmission development and manages the short-term market.

The National Institute for Defense of Competition and Intellectual Property (INDECOPI in its Spanish acronym) is responsible for promoting competition, protecting consumer rights and safeguarding all forms of intellectual property.

The General Electricity Authority (DGE in its Spanish acronym) is the regulatory technical entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Ministry of Environment (MINAM in its Spanish acronym) defines environmental policies applicable nationwide and is the head of the national environmental management system, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its area of competence, biodiversity and climate change, among others.

The Electricity Law

General

The general legal framework applicable to the Peruvian electricity industry includes: the Law of Electricity Concessions (Decree Law 25,844/1992) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832/2006), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020/1997), the Electricity Import and Export Regulation (Supreme Decree 049/2005), the Antitrust Law for the Electricity Sector (Law 26,876/1997), and the law that regulates the activity of the Supervising Entity on Investments in Energy and Mining (Law 26,734/1996, together with Law 27,699/2002).

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freely-determined prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency together with a bidding regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.

Limits and Restrictions

Since the enactment of the Law of Electricity Concessions, vertical integration is restricted, and thus activities in the generation, transmission and distribution segments must be developed by different companies.  The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An authorization is compulsory for those electricity companies that hold more than 5% of another business segment, either before or as a result of a merger or integration.  On the other hand, an authorization is also required for the horizontal integration of either generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation.

Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

Generation Regulation

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM.  A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by said public entity.  Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

In order to receive a concession, the applicant must first request for a temporary concession of two years, and must subsequently apply for a definitive concession.

In order to receive an authorization, the applicant must file a petition before the MINEM.  If the petition is admitted and no opposition is presented, the MINEM grants the authorization to develop generation activities for unlimited time, subject to compliance with applicable regulations.

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by COES.  Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at the spot price.

Sales by Generation Companies to Unregulated Customers

Sales to unregulated customers are carried out at mutually agreed prices and conditions, which include tolls and compensation for the use of transmission systems and, if necessary, to distribution companies for the use of their network.

Sales to Distribution Companies and Regulated Customers

Sales to distributors can be under bilateral contracts at a price no greater than the regulated price in the case of regulated customers, or at an agreed price in the case of unregulated customers.  Besides the bilateral method allowed under the Law of Electricity Concessions, Law 28,832 has now also established the possibility that distributors may meet their unregulated or regulated customers’ demand under contracts signed following a capacity and energy supply tender process.

Sales of Capacity of Other Generation Companies

Contracts between generators and distributors and/or unregulated customers relate generally to purchases and sales of capacity and the energy associated with consumption of capacity.

The purchase/sale of capacity between generators occurs in the short-term market as a consequence of an economic balance between the valuation of the remunerated firm capacity of a generator made at the regulated capacity price (the guaranteed capacity revenue), and the valuation of distribution customers’ capacity needs, valued at the regulated capacity price and/or unregulated customers’ needs valued at the mutually agreed price (the capacity purchase expenses).

As the contracting of capacity of a generator and its valuation do not necessarily coincide with the guaranteed capacity revenue, there can be trading of capacity between generators.

The guaranteed capacity revenue of each generator is the sum of the guaranteed revenues of its generation units.  The remunerated firm capacity of each generation unit results from considering all the units that, ordered by their variable costs and considering the effect of the transmission network, are taken into account for a theoretical dispatch to meet the demand of the system during the monthly peak demand at the lowest optimal cost.

The direct sale of firm capacity is also possible between generators, under free negotiations.

Regulatory Charges

In addition to taxes applicable to all industries (mainly an income tax and a value added tax), the electricity industry operators are subject to a special regulation contribution that compensates the costs incurred by the state in connection with the regulation, supervision and monitoring of the electricity industry.  The applicable rate for this contribution is up to 1% of the annual billing of each company and the funds levied are distributed proportionally to the MINEM and Osinergmin.

Generators that also have hydroelectric plants pay a water royalty as a function of the hydroelectric energy produced and the regulated energy tariff at peak hours.

Incentives and Penalties

During 2009, MINEM carried out several studies which concluded that, in the near future, SEIN would not tolerate any unavailability of large power plants due to the lack of power generation capacity in the system.  MINEM recommended the construction of new power plants that would serve as backup (“Cold Reserve”) in order to guarantee the flow of electricity to the system and avoid blackouts.  As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for an additional 800 MW in the system, divided into three projects located in Talara, Trujillo and Ilo.  Nevertheless, the bid resulted with only two of the projects being awarded:  Talara (200 MW, for EEPSA, a subsidiary of Endesa Latinoamérica) and Ilo (400 MW, for Enersur, an unrelated company).  These plants will receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred in generating electricity.  The Trujillo generation facility was later substituted by the Eten generation facility, and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW).

Services provided by generation, transmission and distribution companies have to comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply.  Failure to do so might result in the imposition of fines by Osinergmin.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices through December 2013.  Decree 049/2008 established two models, one which represented a theoretical dispatch without considering any restrictions and another that considered real dispatch with restrictions.  The spot price is obtained from the theoretical dispatch, and the additional operating costs resulting from system restrictions are paid to the affected generators through a mechanism established by the authority.

Generators receive a capacity payment whose main component is the product of an annual calculation that considers firm power of every power plant connected to the system.  Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW.  However, the line has not operated continuously because of regulatory issues.  During June and August 2011, energy imports were made from Ecuador due to the lack of generation in northern Peru and transmission problems to that zone in the SEIN.

In addition to the interconnection with Ecuador, the governments of Peru and Brazil in 2010 signed the “Agreement between the Republic of Peru and the Federal Republic of Brazil for the supply of electricity to Peru and export of surpluses to Brazil”, whose main purpose is the exploitation of Peruvian hydroelectric resources in the Amazon basin.  In January 2012, Peru created a commission for handling the aspects contemplated in that agreement. The general framework establishes that the accumulated capacity of the generation plants that can be committed to export to Brazil is a maximum of 7,200 MW and dispatch will have the following order of priority:  (1) the Peruvian regulated market, (2) the Peruvian unregulated market, and lastly, (3) the Brazilian market.

The governments of Peru and Chile have established a bilateral working group to discuss energy matters, whose purpose is to identify and take advantage of the potential for existing energy complementarity between the two countries. The first few meetings of this group took place in 2011.  At the request of the presidents of both nations, the working group is expected to propose a framework for an agreement in connection with both countries’ electricity integration that would establish the general rules for energy exchanges between them.

Transmission Regulation

Transmission activities are divided in two categories:  “principal,” which are for common use and allow the flow of energy through the national grid; and “secondary,” which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain final consumers.  Law 28,832 also defined “guaranteed transmission systems” and “complementary transmission systems,” applicable to projects commissioned after the enactment of that law.  Guaranteed system lines are the result of a public bid and complementary system lines are freely constructed and exploited as private projects.  Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW.  The secondary and complementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611/2005) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM).  The MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation.  According to the Environmental Law, the Ministry of Environment is in charge, as principal duties, of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations.  During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Ministry of the Environment.

Renewable Energy Resources (RER) for electricity generation are considered to be from biomass, wind, solar, geothermal and tidal sources, plus hydroelectric plants whose installed capacity does not exceed 20 MW.

In 2008, the authority issued regulations to promote the use of RER.  The principal investment incentives established by these regulations are i) an objective percentage of national electricity consumption, set every five years, to be covered by RER-based electricity generation, not including hydroelectric plants(for the first five-year period, this percentage is 5%); ii) through tenders of energy to be covered by RER, the winning investor is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years; and iii) priority in the dispatch of load and access to transmission and distribution networks.

The second RER tender was made in August 2011.  From 1,300 GWh/year required from non-hydroelectric sources, 473 GWh were awarded in three projects out of 21 initiatives proposed.

In addition, other regulations establish tax incentives, including i) accelerated depreciation of assets for income tax purposes, and ii) the advanced recovery of the sales tax.  In 2011, the permanent congressional commission approved Law 29,764 extending these tax benefits through 2020.

C. Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of a group led by the Italian company, Enel.  Enel owns 92.1% of Endesa Spain, which owns 60.6% of Enersis through its Spanish subsidiary, Endesa Latinoamérica, and Enersis in turn owns 60% of Endesa Chile.  Enel is a publicly-traded company primarily engaged in the energy sector, with presence in 40 countries worldwide, and over 97,000 MW of net installed capacity.  It provides service to more than 61 million clients through its electricity and gas businesses.

The following chart shows the relative position of Endesa Chile in the Enel Group, as well as our most important operating subsidiaries and jointly-controlled companies:

Endesa Chile’ Simplified Organizational Structure

as of December 31, 2011

(1) Through this company, we carried out our participation in the Brazilian electricity business, which consolidates operations of two generation companies (Endesa Fortaleza and Cachoeira Dourada), one transmission company (CIEN), and two distribution companies (Ampla and Coelce).  Endesa Brasil is a subsidiary of our parent company, Enersis.

The companies listed in the following table were consolidated by us as of December 31, 2011.  In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in billions of Ch$ except percentages)
Electricity Generation
Celta (Chile)	100%	112.3	(2.2)
Endesa Chile (Chile) (1)	—	3,962.6	71.5
Endesa Eco (Chile)	100%	140.6	5.4
San Isidro (Chile)	100%	145.7	57.0
Pangue (Chile)	95%	166.4	100.2
Pehuenche (Chile)	92.7%	291.3	146.7
El Chocón (Argentina)	65.4%	189.5	23.7
Endesa Costanera (Argentina)	69.8%	199.3	6.5
Emgesa (Colombia) (2)	26.9%	1,632.3	253.5
Edegel (Peru)	62.5%	779.8	90.5
Other Non-Electricity Business
Túnel El Melón (Chile)	100%	44.6	4.7

(1)         On a stand-alone basis, excluding subsidiaries.

(2)         We hold 31.3% of Emgesa’s voting shares, and due to a transfer of rights from Endesa Latinoamérica, we have the right to appoint the majority of the Board members, and we effectively control Emgesa.

Celta (Chile)

Celta was formed in 1995 to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity.  Celta is wholly-owned by Endesa Chile.

Endesa Eco (Chile)

In April, 2005, Endesa Chile created Endesa Eco S.A., whose objectives are the promotion and development of renewable energy projects such as mini-hydro, wind, geo-thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects.  As of December 31, 2011, Endesa Eco’s installed capacity was 87 MW.  Endesa Eco is a wholly-owned subsidiary of Endesa Chile.

San Isidro (Chile)

San Isidro, a company wholly-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Valparaíso Region.  The plant began commercial operations in 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC.  This transmission system is owned by Transmisora Eléctrica de Quillota Ltda. (Transquillota), in which San Isidro has a 50% interest.

Pangue (Chile)

Pangue was incorporated with the objective to build and operate a 467 MW installed capacity hydroelectric power station on the Bío-Bío River.  The first unit started operations in 1996 and the second unit started operations in 1997.  Endesa Chile holds 95% of Pangue’s share capital.

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

El Chocón (Argentina)

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina.  It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW.  A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process.  Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession.  Endesa Chile beneficially owns 65.4% of El Chocón.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly traded electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW.  The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A.  Endesa Chile owns 69.8% of Endesa Costanera.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,914 MW of which 85% corresponds to hydroelectric power plants and the remaining to thermoelectric power plants.  In September, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and Emgesa S.A. E.S.P. were merged into Betania, which then adopted the name of Emgesa S.A. E.S.P.

In September 1997, Central Hidroeléctrica Betania, through its former subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo, S.A. of Spain, was awarded control of Emgesa through Capital de Energía S.A. (CESA), with 48.5% of the shares.  In January 2006, due to a company restructuring, CESA ceased to exist.  In March 2006, Emgesa purchased the assets of Termocartagena (208 MW) through a public tender process.  Empresa de Energía de Bogotá S.A. has a direct 51.5% equity interest in Emgesa.  Endesa Chile’s beneficial ownership in Emgesa is 26.9%; however, it has 31.3% of the voting rights, and due to a transfer of rights from another subsidiary of Endesa Spain, Endesa Chile has the right to appoint the majority of the Board members and, therefore, controls Emgesa.

Edegel (Peru)

Edegel, an electricity generation company, was acquired by Endesa Chile in 1995.  It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,668 MW.  In October 2009, Endesa Chile purchased an additional 29.4% stake in Edegel from Generalima, a subsidiary of Endesa Latinoamérica.  Thus, Endesa Chile increased its beneficial ownership in Edegel from 33.1% to 62.5% in 2009.

Edegel contributed equity for the subsidiary Chinango S.A.C. in March 2008.  Edegel holds an 80% share of Chinango, and Peruana de Energía S.A.A. owns the remaining 20% share.

Túnel El Melón (Chile)

Túnel El Melón is a 2.5 kilometer two-lane highway tunnel.  The project was built between the provinces of Petorca and Quillota, Valparaíso Region, Chile.  The tunnel operations will take place until the termination of the concession’s contractual period in June 2016.  Túnel El Melón is wholly-owned by Endesa Chile.

Selected Associates and Jointly-Controlled Companies

Electrogas (Chile)

Electrogas was incorporated in 1996.  This company offers natural gas transportation services to the Valparaíso Region in Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota.  Endesa Chile has a beneficial interest of 42.5% share in this company.  The other shareholders are Colbún S.A. and Empresa Nacional del Petróleo S.A. (ENAP, in its Spanish acronym).

Endesa Cemsa (Argentina)

Cemsa is responsible for trading electricity.  As of the date of this Report, Endesa Chile has an indirect ownership holding in Cemsa of 45%.  Cemsa’s other shareholder is Endesa Spain, acting through Endesa Latinoamérica.

Endesa Brasil (Brazil)

In 2005, Endesa Brasil was organized as a company to manage all Brazilian generation, transmission and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, held together with Enersis, Endesa Chile and Chilectra.  Endesa Brasil consolidates operations of two generation companies (Cachoeira Dourada  and Endesa Fortaleza, both operated by us), the transmission company CIEN, as well as two distribution companies (Ampla and Coelce). Endesa Fortaleza is a combined cycle power plant of 322 MW fueled by natural gas, with a capacity to generate a third of the electricity requirements of the State of Ceará, a state with a population of 8.2 million people.  Cachoeira Dourada is a hydro run of the river plant using the flows from the Paranaiba River, with ten generating units totaling 665 MW of installed capacity, located in the State of Goias.  CIEN is a Brazilian transmission and trading company wholly owned by Endesa Brasil, and it owns two transmission lines between Argentina and Brazil covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW.  Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, as measured by the number of clients and annual energy sales. Ampla serves 2.6 million customers in a concession area of 32,615 square kilometers.  Coelce is the sole electricity distributor in the State of Ceará, in northeastern Brazil, and serves over 3.2 million customers within a concession area of 148,825 square kilometers.  Endesa Chile has a beneficial interest of 38.9% in Endesa Brasil and accounts for this unconsolidated investment under the equity method.

GNL Quintero (Chile)

GNL Quintero was incorporated in March, 2007.  Endesa Chile has a 20% ownership interest and the remaining interest is owned by British Gas (40%), ENAP (20%) and Metrogas (20%).  This company operates a LNG regasification facility located in Quintero Bay whereby LNG is unloaded, stored and regasified.

This project was built by Chicago Bridge & Iron and currently has a regasification capacity of 9.6 million m3 per day and two 160,000 m3 LNG containment tanks.

HidroAysén (Chile)

HidroAysén was incorporated in March 2007.  Endesa Chile has a 51% ownership interest and Colbún S.A. the remaining 49%.  The company was created to develop and exploit a hydroelectric project located in the Aysén Region, in the southern region of Chile.

GasAtacama (Chile)

Endesa Chile has a 50% beneficial interest in GasAtacama, located in the northern region of Chile.  Since 2007, Southern Cross Latin America Private Equity Fund III, L.P. owns the remaining 50% beneficial interest.  Subsidiaries of this holding company were Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación S.A., which are involved in electricity generation and natural gas transportation.  In November 2008, GasAtacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.

Transquillota (Chile)

Transquillota was incorporated in June 1997, as part of an agreement between San Isidro and Colbún, for the joint development of a 220 kV transmission line for dispatching the energy produced and connecting San Isidro and Nehuenco (subsidiary of Colbún) plants to the Central Interconnected Electric System (SIC).  The 220 kV transmission line is 8 kilometers long.  The property is equally divided among San Isidro and Nehuenco.  Endesa Chile’s economic interest is 30.3%.

For additional information of all Endesa Chile’s subsidiaries and jointly-controlled companies, please refer to Appendix 1 of our Consolidated Financial Statements.

D.            Property, Plants and Equipment.

In Chile,  Endesa Chile owns 24 generation power plants and consolidates revenues from four others, for a total of 28 plants.  Endesa Chile also consolidates revenues from other non wholly-owned generation companies in Argentina, Colombia and Peru, which involve an additional 26 generation power plants.

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

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2009	2010	2011
			MW	MW	MW

Argentina
Endesa Costanera	Total		2,324	2,324	2,324
	Endesa Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	1,138	1,138
	Endesa Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

El Chocón	Total		1,328	1,328	1,328
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128
Total Capacity in Argentina			3,652	3,652	3,652

Chile
Endesa Chile	Total		3,446	3,407	3,407
	Total Hydroelectric		2,290	2,290	2,290
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34
	Total Thermal		1,156	1,117	1,117
	Huasco (2)	Steam Turbine/Coal	16	0	0
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro (3)	Gas Turbine/ Diesel Oil	47	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257
Pehuenche	Total		699	699	699
	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
Pangue	Pangue	Reservoir	467	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Celta	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24

Endesa Eco	Total		87	87	87
	Canela	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Pass-through	9	9	9
GasAtacama	Atacama (4)	Combined Cycle /Natural Gas+Diesel Oil	390	390	390
Total Capacity in Chile			5,650	5,611	5,611

Colombia
Emgesa	Total		2,895	2,914	2,914
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas + Diesel Oil	208	208	208
	Minor plants (5)	Pass-through	96	116	116
	Betania	Reservoir	541	541	541
Total Capacity in Colombia			2,895	2,914	2,914
Peru
Edegel	Total		1,473	1,474	1,474
	Huinco	Pass-through	247	247	247
	Matucana	Pass-through	129	129	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	65	66	66
	Huampani	Pass-through	30	30	30
	Yanango (6)	Pass-through	—	—	—
	Chimay (6)	Pass-through	—	—	—
	Santa Rosa	Gas Turbine/Diesel Oil	430	429	429
	Ventanilla	Combined Cycle/Natural Gas	493	493	493
Chinango	Total		194	194	194
	Yanango	Pass-through	43	43	43
	Chimay	Pass-through	151	151	151
Total Capacity in Peru			1,667	1,668	1,668
Total Endesa Chile			13,864	13,845	13,845

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses the force of a dam or a river, respectively, to move the turbines which generate electricity.
“Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil, to produce steam that moves the turbines to generate electricity.
“Gas Turbine” (GT) or “Open Cycle” refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate electricity.

“Combined Cycle” refers to the technology of a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that first moves the turbines to generate electricity and then recovers the gas that escapes from that process to generate steam to move another turbine.

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.
(2)	The commercial operation of Huasco’s steam/coal turbine ended on July 31, 2010.
(3)	Until March 2010, the information includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile had rented from Codelco since 2001.
(4)	Since 2008, we include 50% of GasAtacama’s installed capacity, our jointly-controlled company.
(5)	Minor plants are registered with a total capacity of 116 MW. As of December 31, 2011 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio.
(6)	In May 2009, the Yanango and Chimay power plants were transferred to Chinango, Edegel’s subsidiary.

In addition to generation power plants, Endesa Chile owns other assets which are immaterial in the aggregate, such as transmission assets in Peru and Túnel El Melón in Chile.  These assets, in the aggregate, represent less than 1% of the value of Endesa Chile’s total consolidated assets.

As of December 31, 2011, the Company had received the international standard ISO 14,001 certification of 100% of its installed capacity in South America, which included 54 out of 54 generation facilities that produced 100% of the total annual generation according to the ISO 14,001 standard.

Investment Projects Completed during 2011

Not applicable.

Projects under Construction

Chile.  Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and ashes disposal.  This second unit will use pulverized coal and technology for emissions reduction.  Its installed capacity is estimated at 370 MW.  As a result of the February 27, 2010 earthquake, which severely affected the Bío-Bío Region, the start-up date, originally expected for December 2010, has been postponed.  In the transmission-system connection project, the hanging of the last 1.7 km section (Lagunillas—Hualpén) was completed on December 2, 2011.  The start-up of this project is expected during the seconf half of 2012.  This project is being financed with internally generated funds.

Colombia.  El Quimbo Hydroelectric Project

El Quimbo hydroelectric project is located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generation units.  We expect the project to start operations by December 2014.  This project will be financed mainly with external sources, and to a lesser extent, with Emgesa’s internally generated funds.  In January 2011, Emgesa issued bonds in the international markets for the equivalent of $ 400 million.  In 2009, the Ministry of the Environment approved the environmental license and building permission.  As a result of the awarding process, Emgesa assumed a Firm Energy Obligation for El Quimbo starting in December 2014.

The principal contracts, corresponding to the civil works and the manufacture, supply and assembly of the equipment, were awarded to the Impregilo-OHL consortium and the Alstom — Schrader Camargo consortium.  On July 30, 2011, the Impregilo-OHL Consortium completed the connection of the underground excavation fronts for Ventana 1 and Ventana 2, at the vault level.  The deviation of the Magdalena River was successfully achieved in March 2012.

Argentina.  Vuelta de Obligado Power Plant Project

The project is developed by a consortium consisting of SADESA ( 56%), Hidroeléctrica El Chocón S.A. (33%), Central Dock Sud S.A. (10%) and Endesa Costanera (1%), as a result of the agreement between the Argentine government and the electricity generation companies with which the state has debts for energy sales since 2008.  The project consists of the construction of a natural gas combined-cycle plant of approximately 800 MW located at Timbúes, Santa Fe province, adjacent to FONINVEMEM’s San Martín thermal plant.  The future energy production of this plant will be used to cover increases in demand on the National Grid System under a 10-year supply contract.

An international tender was called during 2011 for the turnkey construction of the plant under an EPC contract and for maintenance under a 10-year long-term supply agreement (LTSA).  The bids received are currently being evaluated.  The start-up of the first machine is estimated for the last quarter of 2013.  The commercial start-up of the combined cycle is expected for the first quarter of 2015.

Projects under Development

The estimated investments disclosed in this section aggregate the funds that the Company expects to spend in dollars each year.  Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls.  In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

We continuously analyze different growth opportunities in the countries in which we participate.  Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and the financing capacity of the Company to fund these projects.  The most relevant projects in the pipeline are as follows:

Chile.  Los Cóndores Project

The Los Cóndores project will be located in the Maule Region.  It consists of the construction of a pass-through hydroelectric plant of 150 MW installed capacity, which will use the waters from the Maule lake reservoir through an adduction system 12 kilometers long.  The power plant will be connected to the SIC at the Ancoa substation through a 220 kV transmission line.

The feasibility study has been completed, considering the tunnel construction  using TBM technology (tunnel machinery) which involves higher efficiencies, safety standards and a lower environmental impact.  The environmental permit for this generation power plant was obtained in 2011.  At the end of 2011, the basic engineering was completed.  The environmental approval process for the transmission line began in October 2010 and is still in process.

Chile.  Neltume Hydroelectric Project

The Neltume project is located in Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW installed capacity pass-through hydro plant.  The power plant will be connected to the SIC through a 220 kV transmission line from Neltume to Loncoche, via Pullinque.

The Neltume power generation project has been under the environmental permission process since December 2010.  During 2011, the basic engineering studies began and complementary studies for environmental process were developed.  During 2012 and 2013, we expect to complete the basic engineering studies and to obtain the environmental authority permissions.

Chile.  HidroAysén Project

The HidroAysén hydroelectric project consists of five hydroelectric power stations, with an aggregate installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three are in the Pascua River (770 MW, 500 MW and 460 MW).  Connection to the SIC consists of a 500 kV high-voltage direct current (HVDC) transmission line whose length depends on whether the injection of energy is made in the central zone of the SIC (1,912 km further north) or at the SIC’s southernmost point (1,000 km further north).

On May 9, 2011, the environmental authority approved the Environmental Impact Assessment presented for the HidroAysén project.  However, HidroAysén presented an appeal against the environmental qualification resolution issued, requesting the revision of certain demands.  This has to be analyzed and resolved, together with those presented by other parties, by a committee of public cabinet members.  In addition, work was carried out in 2011 on the preparation of the environmental impact assessment for the direct current transmission line, which is intended to be submitted for processing in 2012.

Chile.  Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region.  The plant will be connected to the SIC at the Maitencillo substation through a 220 kV transmission line.

In 2011 the power plant generation feasibility study and on-site studies were carried out.  In 2012, we expect to obtain the environmental authority permissions. The environmental study for the transmission line is expected to be submitted in the first half of 2012.

Peru.  Curibamba Hydroelectric Project

This relates to a pass-through power plant with an effective capacity of 188 MW to produce 1,010 GWh/year.  This would be located upstream from the intake of the Chimay hydroelectric power plant in the department of Junín and would use the waters of the Comas and Uchubamba Rivers through an 8.1 km pressure tunnel.

The geo-technical prospection works were finished on September 23, 2011 and the exploration gallery works completed on December 29, 2011, while work has continued on the engineering and basic design.  The plant’s environmental impact assessment (EIA) continues its normal process.  We received the third round of questions from the authorities on December 26, 2011.

On November 25, 2011, the transmission line’s environmental impact assessment and the executive summary corresponding to the General Directorate of Energy Environmental Matters (DGAAE) were submitted.  The environmental approval is foreseen for 2012, both for the plant and for the transmission line, in addition to the definitive concession.  The basic design for the plant and the transmission line will be completed before calling for the respective tenders for the construction contracts.

Major Encumbrances

Endesa Costanera’s supplier debt with Mitsubishi Corporation corresponds to the remaining payments in the purchase of equipment.  As of December 31, 2011, the value of the assets pledged as liens on this debt was Ch$ 42 billion.  Additionally, Endesa Costanera has executed liens for Ch$ 11 billion as of December 31, 2011 in favor of Credit Suisse First Boston in order to guarantee a loan.

Edegel executed a debt arising from the financing of the Ventanilla power plant.  As of December 31, 2011, the value of the assets pledged as liens for this debt was Ch$ 100 billion.

In addition, Fortaleza executed a loan agreement with the International Finance Corporation (IFC) to finance the construction of this power plant in Brazil.  Fortaleza granted liens for the IFC that include a mortgage and a pledge on assets which, as of December 31, 2011 were valued at Ch$ 175 billion.  For further information, see Note 31 of our audited Consolidated Financial Statements.

Climate Change

In recent years, the country and the region have seen a growing development related to non-conventional renewable energy and strategies to face climate change.  This has led both the public and private sectors to conduct suitable strategies for adapting themselves to the new requirements, evidenced by legal obligations at the local level, commitments assumed by countries at the international level and the demanding requirements of the international markets in these matters.

Non-conventional renewable energies (NCRE) provide energy with minimal environmental impact and without CO2 emissions.  They are therefore considered as technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

During 2011, Endesa Chile and its subsidiaries, in particular Endesa Eco, carried out several activities and held working meetings with different public, academic and private entities, in order to learn and share experiences concerning the technical and regulatory developments in connection with NCRE and climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen the leadership position achieved by the company in Chile.

The Canela wind farm (18 MW, in operation since late 2007), Ojos de Agua mini-hydroelectric plant (9 MW, in operation since 2008) and Canela II wind farm (60 MW, in operations since late 2009) are the NCRE facilities owned by the company, which have contributed with clean and renewable energy to the national grid.

Regarding the development of CO2emission reduction mechanisms, during 2011, the projects in the Clean Development Mechanism (CDM) circuit were as follows:

Ojos de Agua Mini-Hydroelectric Plant: In 2009, the verification of the greenhouse gas emissions (CO2) avoided by the Ojos de Agua mini-hydroelectric plant during the previous period were begun, so as to certify and trade these emission reductions under the CDM.  As a result of the verification process, during 2010 and 2011 the company has been analyzing administrative and technical modifications to the monitoring procedures, in order to meet the requirements of the United Nations Framework Convention on Climate Change (UNFCCC) for CDM projects.  As of the date of this Report, the company is working on these administrative and technical changes.  Since its start-up in 2008, the installation has avoided the emission of some 63,000 tons of CO2, which can be traded once they are verified.

Canela Wind Farm: On April 3, 2009, the UNFCCC approved the registration of the Canela project in the CDM circuit as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions it will avoid during its useful life.  During 2011 the company had to study and evaluate some adjustment and modifications to the CDM monitoring plan, in order to meet the requirements of the UNFCCC.  As of the date of this Report, the company is working on these activities.  Since its start-up in 2009, the installation has avoided the emission of about 65,000 tons of CO2, which will be able to be traded on the CDM circuit as soon as they are verified.

Canela II Wind Farm: As part of the validation process of the Canela II wind farm as a CDM project, the Designated Operational Entity (DOE) requested in 2011 some clarifications and new information to prepare the application for registration.  The validation report was issued on June 22, 2011, and the registration submission to the UNFCCC was requested on July 20, 2011.  As of the date of this Report, the registration process has not finished.  According to the base-line analysis presented in the Project Design Document (PDD), we estimate that the facility will avoid the emission of 89,608 tons of CO2 annually.

Detail of CDM projects processed in 2011 by Endesa Eco

CDM project	Company/country	Position as of December 31, 2011	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)
Ojos de Agua mini-hydroelectric plant	Endesa Eco (Chile)	Registered with the Executive Authority of the UNFCCC since April 2007. The reduction in emissions of 2008 and 2009 periods are currently been verified.	0.4348	63,000 (CER still not verified) (1)
Canela wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009.	0.5713	65,000 (CER still not verified)
Canela II wind farm	Central Eólica Canela S.A. (Chile)	Validation report issued, registration submission on July 20, 2011. Preparing the answer to the UNFCCC requirements.	0.6541	89,608 (CER still not verified)

(1) CER: Certified Emission Reductions.

The greenhouse gas emissions of the Company for the last three years, including our 50% stake in GasAtacama, were 12.2 million tons in 2009, 11.3 million tons in 2010 and 13.0 million tons in 2011.

Item 4A.  Unresolved Staff Comments

None.

Item 5.     Operating and Financial Review and Prospects

A.            Operating Results.

General

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and the notes thereto, included in Item 18 in this annual Report, and “Selected Financial Data,” included in Item 3 herein.  Our Consolidated Financial Statements as of December 31, 2009, 2010 and 2011 have been prepared in accordance with IFRS as issued by IASB.  Effective January 1, 2009, we adopted IFRS as issued by the IASB, in replacement of the previous accounting principles, which were under Chilean GAAP.

1.                                     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru.  We also have equity investments in Endesa Brasil, which owns generation companies in Brazil that are operated by us, as well as companies in the transmission and distribution businesses.  Our revenues, cash flow and equity income primarily come from the electricity generation business of

Endesa Chile itself and of our subsidiaries and associates, which operate in these five countries.  For the years ended December 31, 2009, 2010 and 2011, non-generation operating revenues, related primarily to engineering consulting services, represented 1.5%, 0.8% and 0.8%, respectively, of total consolidated revenues in each year.

Factors such as hydrological conditions, fuel prices, regulatory developments, extraordinary actions adopted by government authorities, and economic conditions in each country in which we operate, are important in determining our financial results.  In addition, the results from operations and financial condition are affected by variations in exchange rates between the peso and the currencies of the other four countries in which we operate.  These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile.  Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, leading to no significant impacts on consolidated figures.  The impact of these factors on us, for the years covered by this Report, is discussed below.

a.             Hydrological Conditions

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries where we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.  In terms of installed capacity for the three years ended December 31, 2011, our consolidated installed capacity has been 58% hydroelectric.  Consolidated hydroelectric capacity was 7,989 MW, 8,010 MW and 8,010 MW as of December 31, 2009, 2010, and 2011, respectively.  (See “Item 4.  Information on the Company — D.  Property, Plants and Equipment.”).

Hydrological conditions for 2009, 2010 and 2011 have led to significant changes in our financial condition and results from operations.  Hydroelectric generation was 34,911 GWh in 2009, 30,258 GWh in 2010 and 30,555 GWh in 2011.  The lower hydroelectric generation in 2010 and 2011 was associated with conditions in Chile and Argentina as compared to year 2009.  Consolidated operating income was Ch$ 1,017 billion in 2009, Ch$ 891 billion in 2010 and Ch$ 788 billion in 2011.

Our thermal generators burn natural gas, LNG, coal, or diesel.  We can offset the effect of low hydrology (reservoir levels, rain and snow) in the geographical areas where we operate our plants by thermal generation and purchases.  The company’s thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments.  In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase.  Under certain circumstances, low hydrology could potentially lead to higher revenues and sometimes, higher operating income.

Operating costs associated with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions.  The cost of thermal generation does not directly depend on hydrology, but instead on global commodity prices.  However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on operating results depends on the resulting movement in electricity prices in the market, the severity of the impact of hydrological conditions on the Company’s hydroelectric generation, the Company’s cost of thermal generation and the need for energy purchases.  The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results.  For additional information on the effects of hydrological conditions on our operating results, see “Item 3.  Key Information — D.  Risk Factors — Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.”

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

c.             Economic Conditions

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results.  For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases.  Other macroeconomic factors such as the variation of the local currency exchange rate against the dollar in the countries where we operate, may impact our results from operations, as well as assets and liabilities, depending on the percentage denominated in dollars.  For example, a devaluation of local currencies against the dollar increases the cost of capital expenditure plans.  For additional information, see “Item 3.  Key Information— D.  Risk factors —Foreign exchange risks may adversely affect our results and the dollar value of dividends payable to ADS holders” and—“ South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.”

Economic Growth and Electricity Demand

Economic growth in 2011 was strong in all of the countries in which we operate, largely based on domestic private consumptions and investment.  The worldwide financial and economic crisis adversely impacted developed economies, but Latin America showed resilience to global threats and the outlook remains better than for the developed world.  According to the IMF’s September 2011 World Economic Outlook, the estimated GDP growth for Latin America and the Caribbean (simple average) is 4.5% for 2011, and 4.0% for 2012.  Growth was, and will be, driven by many of South America’s commodity exporters—including Argentina, Chile and Peru—all of which are expected to have grown by at least 5.5% in 2011.  Growth in South America is projected to be moderate in 2012, within an estimated range of 3.5% to 5.5%.  This economic growth is projected to slow, as domestic demand growth moderates in response to less accommodative macroeconomic policies and a weakening projected external demand.  Overall, external conditions are projected to remain positive, although with somewhat greater risk aversion and a weaker effect resulting from commodity prices.

Overall electricity demand increased at strong rates during 2011, principally due to the favorable economic situation in most of these countries.  The GDP and electricity growth rate for the years covered by this Report are included in the following table:

	2009		2010		2011
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)
Chile (1)	(1.7)	0.5	5.2	3.4	6.5	6.0
Argentina	0.9	(1.3)	7.5	5.9	8.0	5.5
Colombia	0.8	1.5	4.7	2.6	4.9	1.7
Brazil	(0.2)	(1.0)	7.5	7.1	3.8	3.4
Peru	0.9	0.9	8.3	8.5	6.2	7.5

Source: GDP growth data was obtained from the World Economic Outlook (September 2011) of the International Monetary Fund (IMF).  Electricity demand growth data was obtained from internal Company physical energy data.

(1)                  Electricity demand growth in the SIC and the SING.

Local Currency Exchange Rate

Variations in the parity of the dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position.  The impact will depend on the level at which tariffs are pegged to the dollar, dollar-denominated assets and liabilities existing in the period and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2011, Endesa Chile had total consolidated indebtedness of $ 3,769 million, of which 55.3% was denominated in dollars, 29.1% is in Colombian pesos, 10.8% denominated in pesos, 2.8% in Argentine pesos, and 2.0% in soles.

The following table sets forth the closing and average local currencies per dollar exchange rates for the periods indicated:

	Local Currency Dollar Exchange Rates
	2009		2010		2011
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	559.15	507.10	510.22	468.01	483.57	519.20
Argentina (Argentine peso per dollar)	3.77	3.80	3.92	3.98	4.13	4.30
Colombia (Colombian peso per dollar)	2,155	2,044	1,895	1,914	1,847	1,943
Brazil (reais per dollar)	2.00	1.74	1.69	1.66	1.67	1.88
Peru (sol per dollar)	3.01	2.89	2.81	2.81	2.75	2.70

Sources: Central Bank of each country.

d.             Critical Accounting Policies

Financial Reporting Release Section 501.1 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under IFRS.  For further detail of the accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to our Consolidated Financial Statements.

Impairment of Long-Lived Assets

During the period, and principally at period end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant, and equipment, goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 3.2% and 7.0%, which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by analysts for the specific business activity and the country involved.

The following discount rates, before tax and expressed in nominal terms, were applied in 2011 and 2010:

		2010		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Pesos	7.5%	8.7%	9.2%	10.1%
Argentina	Argentine pesos	16.8%	16.9%	17.1%
Brazil	Brazilian reais	9.6%	10.8%	9.5%	11.6%
Peru	Nuevos soles	7.9%		9.3%
Colombia	Colombian pesos	9.6%		10.9%

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

Litigation and Contingencies

The Company is currently involved in certain legal and tax proceedings.  As discussed in Note 20.2 to our Consolidated Financial Statements as of December 31, 2011, we have estimated the probable outflows of resources for resolving these claims.  We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the Dollar

The Company has established a policy to hedge the portion of its revenues directly linked to the dollar by obtaining financing in this currency.  Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account, and recorded as income during the period in which the hedged cash flows are realized.  This term has been estimated at ten years.

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

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 2,478 million in 2011, Ch$ 2,311 million in 2010 and Ch$ 2,525 million in 2009 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 2,918 million in 2011, Ch$ 2,817 million in 2010 and Ch$ 2,175 million in 2009.

Recent Accounting Pronouncements

Please see “Item 18.  Financial Statements — Note 2.2” for additional information regarding recent accounting pronouncement.

2.              Country by Country Comparative Analysis of Operating and Non-Operating Results for 2010 and 2011

The order in which the countries are ranked in these tables is according to their contribution to our 2011 operating income.

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for 2010 and 2011:

	Year ended December 31,
	2010	2011
	(as a % of total)

Chile	55.2	52.3
Colombia	20.8	20.7
Peru	8.7	10.0
Argentina	14.5	16.2
Other businesses (Chile)(1)	0.8	0.8
Total Consolidated Revenues	100.0	100.0

(1)

Endesa Chile’s revenues from operations that were not related to its electricity business accounted for 0.8% of total consolidated revenues from operations in 2011 and 2010. We consider those revenues to be immaterial and believe that they do not affect the analysis of the company’s Consolidated Financial Statements. These revenues come mainly from engineering consulting services and a tunnel concession.

The tables below set forth the country breakdown for Endesa Chile’s total revenues from operations, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for 2010 and 2011:

	Year ended December 31,
Revenues	2010	2011	% Change
	(in million of Ch$, except percentages)

Generation (Chile)	1,345,371	1,257,995	(6.5)
Other businesses (Chile)	19,734	18,699	(5.2)
Colombia	507,516	498,544	(1.8)
Peru	211,261	239,841	13.5
Argentina(1)	352,358	390,136	10.7
Endesa Costanera	295,231	341,824	15.8
El Chocón	57,173	48,341	(15.4)
Consolidated Adjustments Foreign Subs	(858)	(725)	15.5
Total Revenues	2,435,382	2,404,490	(1.3)

(1)	The sum of the revenues of Endesa Costanera and El Chocón differs from the total revenue disclosed for Argentina, due to adjustments in our Argentine investment vehicles.

	Year ended December 31,
Energy Sales	2010	2011	% Change
	(GWh)	(GWh)	(GWh)

Chile	21,847	22,070	1.0
Colombia	14,817	15,112	2.0
Peru	8,598	9,450	9.9
Argentina	11,378	11,381	0.0
Endesa Costanera	8,018	8,493	5.9
El Chocón	3,361	2,888	(14.1)
Total	56,641	58,012	2.4

	Year ended December 31,
Energy Produced	2010	2011	% Change
	(GWh)	(GWh)	(GWh)

Chile	20,914	20,722	(0.9)
Colombia	11,283	12,090	7.2
Peru	8,466	9,153	8.1
Argentina	10,940	10,801	(1.3)
Endesa Costanera	7,965	8,397	5.4
El Chocón	2,975	2,404	(19.2)
Total	51,603	52,766	2.3

Operating revenues in Chile decreased by 6.5% as a result of a 6.6% decline in the average energy sales price.  This was partly offset by greater physical sales during 2011, which grew by 1.0% in relation to 2010, with higher sales to both unregulated customers and the spot market.

Total revenues from operations in Colombia decreased by 1.8%, from Ch$ 507.5 billion in 2010 to Ch$ 498.5 billion in 2011, explained by a 4.0% reduction in the average energy sale price, which more than offset the 2.0% increase in physical sales, as a consequence of higher hydroelectric generation, which reached 15,112 GWh.  The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos.  The Colombian currency translation effect was negative, producing a 2.6% decrease in revenues in peso terms compared to 2010.  For additional information of our principal distribution and trading customers in Colombia see “Item 4.  Information on the Company — B.  Business Overview.”

Revenues from operations in Peru grew by 13.5%, from Ch$ 211.3 billion in 2010 to Ch$ 239.8 billion in 2011, due to a 9.9% growth in physical sales combined with a 4.9% increase in the average energy sale price.  The currency translation effect of converting the financial statements from soles to the peso for both periods produced a decrease in pesos of 2.7% in 2011 as compared to 2010.  For additional information of our principal customers in Peru see “Item 4.  Information on the Company — B.  Business Overview.”

Total revenues from operations in Argentina increased by 10.7% in 2011 in the aggregate, from Ch$ 352.4 billion in 2010 to Ch$ 390.1 billion in 2011, explained by a 12.8% growth in the average energy sales price in pesos.  Endesa Costanera’s revenues rose by 15.8% in 2011, as a result of a 5.9% growth in physical sales and an 11.8% increase in the company’s average energy sale price.  On the other hand, El Chocón’s operating revenues decreased by 15.4% explained by a decrease in generation of 19.2% compared to 2010, due to lower hydroelectric availability, which in turn was a result of reservoir controls at levels limited by each river basin.  This decrease in hydrology led to a 15.4% decline in operating revenues, from Ch$ 57.2 billion in 2010 to Ch$ 48.3 billion in 2011.  The currency translation effect of converting the financial statements from the Argentine peso to the Chilean peso in both companies was negative, leading to a 10.1% decrease in revenues in peso terms.  For additional information of our principal customers in Argentina see “Item 4.  Information on the Company — B.  Business Overview.”

Operating Expenses

The table below sets forth the country breakdown for operating expenses in 2010 and 2011:

	Year ended December 31,
	2010	2011	% Change
	(in million of Ch$, except percentages)
Raw materials and consumables used (1)
Generation (Chile) (2)	666,389	679,799	2.0
Other businesses (Chile)	210	8	(96.1)
Colombia	176,664	134,852	(23.7)
Peru	80,241	86,884	8.3
Argentina	267,824	315,717	17.9
Endesa Costanera	250,349	298,842	19.4
El Chocón	17,475	16,876	(3.4)
Consolidated Adjustments Foreign Subs	—	—	—
Total	1,191,328	1,217,260	2.2

(1)          Excludes Selling, General and Administrative expenses.

(2)          Includes all subsidiaries and investment vehicles in Chile.

Operating expenses in the generation business in Chile increased by 2.0% in 2011 compared to 2010, as a result of lower hydroelectric generation that forced the company to have a higher thermal generation.  This led to a 47.6% growth in the cost of energy purchases of Ch$ 66.3 billion, and a 10.1% increase in fuel consumption costs of Ch$ 32.1 billion.  These increases were partially offset by lower transportation costs and lower other operating expenses.

Colombia’s operating expenses decreased by 23.7%, from Ch$ 176.7 billion in 2010 to Ch$ 134.9 billion in 2011, mainly due to lower energy purchases of Ch$ 43.3 billion, and lower fuel consumption costs of Ch$ 3.8 billion, as a result of higher hydroelectric generation and lower thermal generation, in turn explained by the rainy year that affected Colombia during 2011.  The currency translation effect was negative, producing a decrease of 2.6% in operating expenses in peso terms.

Operating expenses in Peru increased by 8.3% from Ch$ 80.2 billion in 2010 to Ch$ 86.9 billion in 2011.  This was mainly explained by higher fuel costs and transportation expenses for a total amount of Ch$ 7.5 billion, which was due to increased thermal generation by Edegel.  The currency translation effect was negative, producing a reduction in Chilean pesos of 2.7% in 2011 with respect to 2010.

Operating expenses in Argentina increased by Ch$ 47.9 billion, from Ch$ 267.8 billion in 2010 to Ch$ 315.7 billion in 2011.  This is mainly the result of increased fuel consumption costs of Ch$ 40.2 billion and higher transportation expenses of Ch$ 4.4 billion, both for Endesa Costanera as a result of a 5.4% increase in production to 8,397 GWh in 2011.  The currency translation effect resulted in a 10.1% decrease in peso terms.

Selling and Administrative Expenses

Selling and administrative expenses, related to salaries, compensation, administrative expenses, office materials and supplies, increased by Ch$ 39.7 billion in 2011.

The table below sets forth the breakdown of selling and administrative expenses for 2010 and 2011:

	Year ended December 31,
	2010	2011	% Change
	(in million of Ch$, except percentages)
Selling and Administrative Expenses
Generation (Chile) (1)	81,834	91,238	11.5
Other businesses (Chile) (1)	12,557	10,024	(20.2)
Colombia	32,734	72,867	122.6
Peru	22,677	11,748	(48.2)
Argentina(2)	24,673	28,188	14.2
Endesa Costanera	19,690	23,247	18.1
El Chocón	4,940	4,903	(0.7)
Consolidated Adjustment Foreign Subs	(858)	(725)	(15.5)
Total Selling and Administrative Expense	173,616	213,340	22.9

(1)	The differences in Generation and Other business in Chile compared to the 2010 Form 20-F are due to internal reclassifications introduced in 2011.
(2)

The sum of the Selling and Administrative Expenses for Endesa Costanera and El Chocón differs from the total Selling and Administrative Expense disclosed for Argentina due to expenses in our Argentine investment vehicles.

Approximately 47.5% of total selling and administrative expenses are concentrated in Chile, between the generation business and other businesses, with a 7.3% increase in 2011 over 2010, mainly due to higher payroll expenses.

In Colombia, selling and administrative expenses rose from Ch$ 32.7 billion in 2010 to Ch$ 72.9 billion in 2011, mainly as a result of the one-time effect of the equity tax reform in that country, which required booking the entire amount of tax payable for the four year period from 2011 to 2014 for a total of Ch$ 40.2 billion on January 1, 2011.

Operating Margin and Operating Income

Our operating margin, or operating income as a percentage of revenues, decreased from 36.6% in 2010 to 32.8% in 2011. This decrease is primarily due to lower operating margins reported in Chile, Argentina and Colombia, partially offset by a higher operating margin in Peru. The following is our operating margin by country:

	Year ended December 31,
	2010	2011
Operating Margin
Chile	37.8%	31.7%
Colombia	51.5%	50.9%
Peru	33.2%	43.6%
Argentina	12.0%	7.7%
Total Operating Margin	36.6%	32.8%

Endesa Chile’s consolidated operating income was Ch$ 890.7 billion in 2010 and Ch$ 788.0 billion in 2011.  This decrease was principally due to higher Selling and Administrative Expenses, which reflects the negative impact of the one-time effect of the equity tax reform imposed by the Colombian government coupled with higher fuel costs and energy purchases in Argentina and Chile.

The following table summarizes operating income by country for the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011	% Change
	(in million of Ch$, except percentages)
Operating Income
Generation (Chile)	512,769	398,804	(22.2)
Other businesses (Chile)	3,881	6,431	65.7
Colombia	261,537	253,546	(3.1)
Peru	70,134	104,485	49.0
Argentina	42,402	30,154	(28.9)
Consolidated Adjustment Foreign Subs	—	(5,448)	n.a.
Total Operating Income	890,724	787,971	(11.5)

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2010	2011	% Change
	(in million of Ch$, except percentages)
Financial results:
Financial income	10,083	28,039	178.1
Financial costs	(142,256)	(137,535)	3.3
Income (loss) for indexed assets and liabilities	(3,163)	(5,333)	(68.6)
Foreign currency exchange differences	15,619	(6,467)	n.a.
Total	(119,717)	(121,295)	(1.3)
Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	91,674	123,033	34.2
Net income from other investments	273	1,038	280.7
Net income from sales of assets	1,621	973	(40.0)
Total	93,568	125,044	33.6
Total non-operating results	(26,149)	3,749	n.a.

The company’s financial results in 2011 amounted to an expense of Ch$ 121.3 billion, a 1.3% expense increase over the Ch$ 119.7 billion for 2010.  This increase was primarily due to a foreign exchange differences loss of Ch$ 6.4 billion as of December 2011 compared to a gain of Ch$ 15.6 billion as of December 2010.  This loss occurred primarily in Chile, as a result of the higher value of the peso against the dollar, which affected asset values denominated in dollars, and in Argentina, due to the conversion into dollars of the FONINVEMEN collection rights.

The foreign exchange loss in 2011 was partially offset by higher financial income of Ch$ 18.0 billion, as a result of higher cash surpluses invested at higher interest rates.

The share of profit of associates accounted for using the equity method totaled to Ch$ 123.0 billion as of December 2011, an increase of 34.2% compared to December 2010.  This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil S.A., whose contribution amounted to Ch$ 115.3 billion.

As a result of all the foregoing, total non-operating results as of December 2011 amounted to a gain of Ch$ 3.7 billion, a Ch$ 29.9 billion increase over 2010.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2010	2011	% Change
	(in million of Ch$, except percentages)
Net income before tax	864,575	791,719	(8.4)
Income tax	(179,964)	(210,564)	17.0
Net income	684,611	581,155	(15.1)
Net income attributable to owners of parent company	533,556	446,874	(16.3)
Net income attributable to non-controlling interest	151,055	134,281	(11.1)

Income taxes in 2011 rose by 17.0%, the equivalent of Ch$ 30.6 billion, when compared to 2010.

3.              Country by Country Comparative Analysis of Operating and Non-Operating Results for 2009 and 2010

The order in which the countries are ranked in these tables is according to their contribution to our 2010 operating income.

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for years 2009 and 2010:

	Year ended December 31,
	2009	2010
	(as a % of total)
Chile	56.8	55.2
Colombia	20.7	20.8
Peru	8.8	8.7
Argentina	12.3	14.5
Other businesses (Chile)	1.5	0.8
Total Consolidated Revenues	100.0	100.0

(1)          Endesa Chile’s revenues from operations that were not related to its electricity business accounted for 0.8% of total consolidated revenues from operations in 2010.  We consider those revenues to be immaterial and believe that they do not affect the analysis of the company’s Consolidated Financial Statements.  These revenues come mainly from engineering consulting services and a tunnel concession.

The tables below set forth the breakdown by country of Endesa Chile’s total revenues from operations, the volume of GWh sales for 2009 and 2010:

	Year ended December 31,
Revenues	2009	2010	% Change
	(in million of Ch$, except percentages)
Generation (Chile) (1)	1,373,231	1,345,371	(2.0)
Other businesses (Chile) (1)	35,418	19,734	(44.3)
Colombia	500,964	507,516	1.3
Peru	213,625	211,261	(1.1)
Argentina(2)	296,578	352,358	18.8
Endesa Costanera	231,422	295,231	27.6
El Chocón	65,298	57,173	(12.4)
Consolidated Adjustments Foreign Subs	(897)	(858)	4.4
Total Revenues	2,418,919	2,435,382	0.7

(1)          The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by internal reclassifications introduced during 2010.

(2)          The sum of the revenues of Endesa Costanera and El Chocón differs from the total revenue disclosed for Argentina, due to adjustments in our Argentine investment vehicles.

	Year ended December 31,
Energy Sales	2009	2010	% Change
	(GWh)	(GWh)	(GWh)

Chile	22,327	21,847	(2.1)
Colombia	16,806	14,817	(11.8)
Peru	8,321	8,598	3.3
Argentina	12,405	11,378	(8.3)
Endesa Costanera	8,284	8,018	(3.2)
El Chocón	4,122	3,361	(18.5)
Total	59,859	56,641	(5.4)

	Year ended December 31,
Energy Produced	2009	2010	%Change
	(GWh)	(GWh)	(GWh)

Chile	22,239	20,914	(6.0)
Colombia	12,674	11,283	(11.0)
Peru	8,163	8,466	3.7
Argentina	11,955	10,940	(8.5)
Endesa Costanera	8,172	7,965	(2.5)
El Chocón	3,783	2,975	(21.3)
Total	55,030	51,603	(6.2)

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

Total revenues from operations in Colombia increased by 1.3%, from Ch$ 501 billion in 2009 to Ch$ 507.5 billion in 2010.  The higher revenues from sales of Ch$ 6.6 billion is explained by a 10% increase in average energy sales prices, which more than offset the 11.8% reduction in physical sales.  The currency translation effect was positive, producing an increase of 2.7% in revenues in peso terms in comparison to 2009.  For additional information of our principal distribution and trading customers in Colombia see “Item 4.  Information on the Company — B.  Business Overview.”

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

Operating Expenses

The table below sets forth the breakdown by country of operating expenses for 2009 and 2010:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Raw materials and consumables used (1)
Generation (Chile) (2)	511,522	666,389	30.3
Other businesses (Chile)	3	210	n.a.
Colombia	184,067	176,664	(4.0)
Peru	72,014	80,241	11.4
Argentina	208,539	267,824	28.4
Endesa Costanera	190,815	250,349	31.2
El Chocón	17,724	17,475	(1.4)
Consolidated Adjustments Foreign Subs	—	—	—
Total	976,146	1,191,328	22.0

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

The table below sets forth the breakdown of selling and administrative expenses for 2009 and 2010 and the percentage change from year to year:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Administrative Selling and Expenses
Generation (Chile) (1)	81,484	81,834	0.4
Other businesses (Chile) (1)	25,749	12,557	(51.2)
Colombia	29,569	32,734	10.7
Peru	27,350	22,677	(17.1)
Argentina(2)	22,445	24,673	9.9
Endesa Costanera	17,368	19,690	13.4
El Chocón	5,090	4,940	(2.9)
Consolidated Adjustment Foreign Subs	(897)	(858)	4.3
Total Administrative Selling and Expense	185,701	173,616	6.5

(1)	The differences in Generation and Other business in Chile compared to last year’s Form 20-F are explained by internal reclassifications introduced during 2010.
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

Operating Margin and Operating Income

Our operating margin, or operating income as a percentage of revenues, decreased from 42.0% in 2009 to 36.6% in 2010.  This decrease is due to lower operating margins reported in Chile, Argentina and Peru, partially offset by a higher operating margin in Colombia.  The following is our operating margin by country:

	Year ended December 31,
	2009	2010
Operating Margin
Chile	46.7%	37.9%
Colombia	50.1%	51.5%
Peru	35.6%	33.2%
Argentina	14.5%	12.0%
Total Operating Margin	42.0%	36.6%

Endesa Chile’s consolidated operating income was Ch$ 1,017 billion in 2009 and decreased to Ch$ 890.7 billion in 2010.  The main reason behind this 12.4% decrease is the combination of lower energy sales combined with higher energy purchases and fuel costs.

The following table breaks down operating income by country for the years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Operating Income
Generation (Chile)	640,040	512,769	(19.9)
Other businesses (Chile)	7,080	3,881	(45.2)
Colombia	250,811	261,537	4.3
Peru	76,049	70,134	(7.8)
Argentina	42,951	42,402	(1,3)
Consolidated Adjustment Foreign Subs	—	—	—
Total Operating Income	1,016,931	890,724	(12.4)

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Financial results:
Financial income	25,316	10,083	(60.2)
Financial costs	(188,368)	(142,256)	24.5
Income (loss) for indexed assets and liabilities	9,275	(3,163)	134.1
Foreign currency exchange differences	(17,017)	15,619	191.8
Total	(170,794)	(119,717)	(29.9)
Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	98,458	91,674	(6.9)
Net income from other investments	(90)	273	n.a.
Net income from sales of assets	65	1,621	1.053.7
Total	98,433	93,568	(4.9)
Total non-operating results	(72,361)	(26,149)	63.9

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

As a result of all the foregoing, total non-operating results as of December 2010 amounted to a loss of Ch$ 26,149 billion, a 63.9% loss reduction compared to December 2009 when the loss amounted to Ch$ 72,361 billion.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2009	2010	% Change
	(in million of Ch$, except percentages)
Net income before tax	944,569	864,575	(8.5)
Income tax	(172,468)	(179,964)	(4.3)
Net income	772,100	684,611	(11.3)
Net income attributable to owners of parent company	627,053	533,556	(14.9)
Net income attributable to non-controlling interest	145,047	151,055	4.1

Income taxes in 2010 rose by 4.3%, the equivalent of Ch$ 7.5 billion, compared to 2009.

B.            Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile.

Endesa Chile has a direct ownership in Pehuenche (92.7%), Pangue (95.0%), San Isidro (100%), Endesa Eco (100%) and Celta (100%), which are Endesa Chile’s main Chilean consolidated subsidiaries.  For the list of principal subsidiaries, please see Exhibit 8.1.

Additionally, Endesa Chile has a 50% interest in both GasAtacama and Transquillota, and a 51% interest in HidroAysén, which are classified as jointly-controlled companies and therefore consolidated proportionally according to International Financial Reporting Standards (IFRS).  Endesa Chile receives cash inflows from its own operating assets and from its subsidiaries, as well as from related companies in Chile and abroad.  Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions.  However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

We have economic interests of 62.5% in our Peruvian subsidiary, Edegel, 26.9% in our Colombian subsidiary, Emgesa (which we control pursuant to a shareholders’ agreement), 69.8% in our Argentine subsidiary, Endesa Costanera, and 65.4% in our Argentine subsidiary, El Chocón.  We consolidate these subsidiaries since we control the majority of the voting rights.

Set forth below is the consolidated cash flow from an accounting perspective:

	Year ended December 31,
	2009	2010	2011
	(in Ch$ billion)
Net cash flows from (used in) operating activities	996	856	685
Net cash flows from (used in) investing activities	(441)	(416)	(195)
Net cash flows from (used in) financing activities	(800)	(548)	(417)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(246)	(109)	(74)
Effect of exchange rate changes on cash and cash equivalents	(27)	(4)	14
Cash and cash equivalents at beginning of period	719	446	333
Cash and cash equivalents at end of period	446	333	421

For the twelve-month period ended on December 31, 2011, the operating activities of the Company led to a net cash flow of Ch$ 685 billion.  For the construction of cash flow from operating activities, we start with net income of Ch$ 581.2 billion, to which different adjustments are applied.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income”.  The main items are non-monetary adjustments, primarily depreciation and amortization, for Ch$ 176.4 billion.

For the twelve-month period ended on December 31, 2010, the operating activities of the Company led to a net cash flow of Ch$ 856 billion.  For the construction of cash flow from operating activities, we start with net income of Ch$ 684.6 billion, to which different adjustments are applied.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income”.  The main items are non-monetary adjustments, primarily depreciation and amortization, for Ch$ 179.0 billion.

For the twelve-month period ended on December 31, 2011, investment activities generated a cash outflow of Ch$ 195 billion, mostly explained by new fixed and intangible assets for a total amount of Ch$ 270.6 billion, mainly at Endesa Chile, Endesa Argentina (EASA) and Emgesa.  See “Item 4.  Information of the Company — A.  History and Development of the Company — Investment, Capital Expenditures and Divestitures.”  Cash flow from investment activities was also affected by loans to related companies for Ch$ 35.5 billion.  The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 100.1 billion, mainly from Endesa Brasil.

For the twelve-month period ended on December 31, 2010, investment activities generated a cash outflow of Ch$ 416.5 billion, mostly explained by the addition of new fixed and intangible assets for Ch$ 258.8 billion, mainly at Endesa Chile, Endesa Eco and Emgesa.  Cash flow from investment activities was also affected by other investment disbursements of Ch$ 88.9 billion, which corresponds to a capital reduction of Emgesa in 2010.  The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow for Ch$ 54.2 billion, mainly from Emgesa and Endesa Brasil.

For the twelve-month period ended on December 31, 2011, the financing activities of the Company totaled a net cash outflow of Ch$ 417 billion.  The main drivers of this flow are described below.

The aggregated cash inflows were mainly explained by:

•      Issuance of an international bond by Emgesa for Ch$ 207.7 billion.

The aggregated cash outflows were mainly explained by:

•                 loan repayments and financial leasing for Ch$ 192 billion.

•      Ch$ 368.2 billion in dividend payments.

•                  Ch$ 109.7 billion in the payment of interest expense.

For the twelve-month period ended on December 31, 2010, the financing activities of the Company totaled a net cash outflow of Ch$ 547.9 billion.  Main drivers of this financing flow are described below.

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

We coordinate the overall financing strategy of our subsidiaries.  Our operating subsidiaries independently develop capital expenditure plans.  Generally, our policy is to have the foreign operating subsidiaries independently finance their capital expansion programs through internally generated funds or direct financings.  In the case of Chilean subsidiaries, they are financed by Endesa Chile through intercompany loans.  For information regarding our commitments for capital expenditures, see “Item 4.  Information on the Company — A.  History and Development of the Company — Investments, Capital Expenditures and Divestitures.”

Endesa Chile has accessed the international equity capital markets, registering an ADR program with the SEC on August 3, 1994.  It has also frequently issued Yankee Bonds in the United States.  Since 1996, Endesa Chile and its subsidiary Pehuenche have issued a total of $ 2,370 million in Yankee Bonds.

The following table lists our Yankee Bonds issued outstanding as of December 31, 2011.  The weighted average annual interest rate for such bonds is 8.2%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(as a percentage)	(in $ million)
Endesa Chile	10 years	August, 2013	8.350	400	400
Endesa Chile	12 years	August, 2015	8.625	200	200
Endesa Chile (1)	30 years	February, 2027	7.875	230	206
Endesa Chile (2)	40 years	February, 2037 Put 2009	7.325	220	71
Endesa Chile (1)	100 years	February, 2097	8.125	200	40

Total (1)			8.214	1,250	917

(1)	Endesa Chile repurchased bonds in 2001.
(2)	Holders of these Yankee Bonds exercised a put option against Endesa Chile for a total amount of $ 149.2 million on February 1, 2009. The remaining bonds will mature in February 2037.

In January 2011, our Colombian subsidiary, Emgesa, executed its first transaction in the international debt capital markets with the issuance of Rule 144A/Reg S Notes in Colombian pesos for the equivalent of $ 400 million, due on January 2021.  As of

December 31, 2011, the equivalent amount was $ 379 million.  This was the first offshore private sector issuance in Colombian pesos.  The net proceeds from the sale of the Notes will be used to finance new projects, such as El Quimbo, to repay existing debt and for other general corporate purposes.

The following table lists the Emgesa’s bond issued in the United States.  The bond is denominated in Colombian pesos.  The annual interest rate for such bond is 8.75%.

			Coupon (inflation-	Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)	Issued	Outstanding
			(as a percentage)	(Colombian pesos million)	(Colombian pesos million)	(in $ million) (1)

Emgesa	10 years	January 2021	8.75%	737	737	379

(1)	Calculated based on the observed Exchange Rate as of December 31, 2011, which was CPs$1,942.7 = $1.00

Endesa Chile, as well as our subsidiaries in the countries in which we operate, have access to their domestic capital markets, where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.  In the last 16 years, Endesa Chile has accessed the local market with total bond issuances for UF 29.5 million or $ 1,267 million (as of December 31, 2011).

The following table lists our UF-denominated Chilean bonds outstanding as of December 31, 2011.

			Coupon (inflation-	Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)	Issued	Outstanding
			(as a percentage)	(UF million)	(UF million)	(in $ million)

Endesa Chile Serie F (1)	21 years	August 2022	6.20%	1.5	1.4	59
Endesa Chile Serie K	20 years	April 2027	3.80%	4.0	4.0	172
Endesa Chile Serie H	25 years	October 2028	6.20%	4.0	3.6	154
Endesa Chile Serie M	21 years	December 2029	4.75%	10.0	10.0	429

Total			4.93%	19.5	19.0	814

(1)	This bond was pre-paid on February 1, 2012.

For a full description of our local bonds, see Note 16 to our Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2011.  We present aggregate information for each company.  The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company:

Issuer	Maturity	Coupon (1) (as a percentage)	Aggregate Principal Amount Outstanding
			(in $ million)
Edegel	January 2028	6.58%	177
Emgesa	February 2024	9.29%	559
Total			736

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2011.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans.  Between November 2004 and December 2009, we entered into four such facilities and a six-year term loan.  These facilities were structured with various banks, for an aggregate amount of $ 850 million.  As of December 2011, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in $ million)	(in $ million)
Endesa Chile	Syndicated revolving loan	June, 2014	200	0
Endesa Chile	Syndicated term loan	June, 2014	200	200
Total			400	200

The credit facilities maturing in 2014 do not contain a condition precedent requirement regarding the non-occurrence of a “material adverse effect” (or MAE, as defined contractually) prior to a disbursement, allowing the Company the flexibility to draw on such revolving facilities under any circumstances, including situations involving a MAE.  The undrawn amount of Endesa Chile’s two international revolving credit facilities is $ 200 million as of December 31, 2011.

Endesa Chile also borrows from banks in Chile under fully committed facilities in which a potentially MAE would not be an impediment to this source of liquidity.  In December 2009, we signed a 3-year bilateral loan for UF 2.4 million which is undrawn (equivalent to $ 102 million as of December 31, 2011).

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately $ 302  million in the aggregate as of December 31, 2011, without including the available liquidity of our non-Chilean subsidiaries.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for the equivalent, as of December 31, 2011, of approximately $ 86 million in the aggregate, of which we do not have any amount outstanding.  Unlike the previous committed lines not subject to MAE conditions precedent prior to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances.  Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of $ 964 million, of which $ 956 million are undrawn.

Endesa Chile can also tap the Chilean commercial paper market under a program that has been registered with the SVS for up to the equivalent of $ 200 million.  Finally, our foreign subsidiaries also have access to other type of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee bonds, which are not subject to financial covenants, our Chilean-risk outstanding debt facilities include such covenants.  The types of financial covenants, and their respective limits, vary from one type of debt to another.  As of December 31, 2011, the most restrictive financial covenants affecting us was the Capitalization Ratio covenant, corresponding to the  UF-denominated Chilean bonds Serie K and Serie H that matures in April 2027 and October 2028, respectively.  Under such covenant, the maximum additional debt that could be incurred without a breach of covenant is $ 2.6 billion.  As of the date of this Report, we are in compliance with the financial covenants contained in our debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions.  Each of the revolving credit facilities described above, as well as our Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provision for the Endesa Chile revolving credit facilities due in July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary.  Under such credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal exceeds $ 50 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.  Our local facilities due in December 2012 do not have cross default provisions to debt other than the respective borrower’s own indebtedness.

After amendments in July 2009, following a successful solicitation consent, our Yankee Bonds’ cross default provisions may be triggered only by debt of Endesa Chile or its Chilean subsidiaries.  A matured default of either Endesa Chile or one of its Chilean subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.  Following the 2009 Yankee amendments which ring-fenced Chile, a payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF-denominated Chilean bonds were amended in February 2010 after bondholders’ approvals in January 2010.  After the amendments, all series of our Chilean bonds ring-fenced Endesa Chile, and none of its subsidiaries, either Chilean or foreign, can trigger a cross default to Endesa Chile.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of $ 17.6 million (which includes $ 4.3 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996.  The aggregate amount accrued under the supplier credit agreement as of March 30, 2012, including capitalized interest, was $ 141 million.  Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but has in the past received waivers expressing the willingness to renegotiate payments.  Such missed payments have been carried out on mutually agreed terms.  As of the date of this Report, Endesa Costanera has not received a waiver for the payment past due.  The relevant terms of the supplier credit provide for a 180-day grace period for payment.  There can be no assurance that Endesa Costanera will receive a waiver or payment extension prior to the expiration of the 180-day grace period for payment.  (See “Item 4.  Information on the Company.  B.  Business Overview. Electricity Industry Regulatory Framework.  Argentina.  Regulatory Developments: the industry after the Public Emergency Law” and “Item 5.  Operating and Financial Review and Prospects - B.  Liquidity and Capital Resources”).

Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Endesa Chile or any of our Chilean subsidiaries.  (See “Item 4.  Information on the Company. B.  Business Overview.  Electricity Industry Regulatory Framework.  Argentina.  Regulatory Developments: the industry after the Public Emergency Law”).

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs.  Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework.  Notwithstanding these unusual circumstances, these subsidiaries were still able to refinance debt maturing in 2011.

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

Our estimated capital expenditures for the 2012-2016 period, expressed in dollars at internally estimated exchange rates, amount to $ 2,366 million, of which $ 2,211 million are considered non-discretionary investments.  We include maintenance capital expenditures as non-discretionary.  It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We consider the investment in non-conventional renewable energy (NCRE) projects in Chile as non-discretionary.  These investments are being made to comply with regulations that call for 5% of the total contracted energy to be based on NCRE.  Finally, expansion projects under execution are also non-discretionary.  We consider the remaining $ 155 million as discretionary capital expenditures.  The latter includes expansion projects which are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report.  We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2011 included:

•                  Endesa Costanera: refinancing of 2011 indebtedness for approximately $ 80 million.  With regards to this refinancing, we highlight the $ 35 million refinancing of amounts due to Mitsubishi Corporation and of $ 10 million due to Credit Suisse.

•                  El Chocón: refinancing of syndicated loan for $ 40 million for four years.  The Company also obtained a syndicated loan for $ 24 million for 3.5 years, which enabled the company to increase the debt’s average life.

•                  Emgesa: International bond issuance for a total of $ 400 million for ten years, used to finance part of El Quimbo project.  The company also signed exchange swap contracts for $ 116 million.

•                  Edegel: enter into bank loan for $ 31 million for seven years to refinancing in advance 2012’s maturities.  The company also signed interest swap contracts for $ 30 million, to hedge leasing operations.

Transactions that most significantly affected Endesa Chile’s foreign subsidiaries’ liquidity in 2010 included:

•                  Endesa Costanera: refinancing of all 2010 indebtedness for approximately $ 72 million.  Within this refinancing, we highlight the $ 28 million refinancing of amounts due to Mitsubishi Corporation and of $ 8.6 million due to Credit Suisse.

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

•                  Edegel: bond issuance for $ 20 million denominated in both dollar and local currency, used to refinance short term debt.  Edegel obtained a 7-year term bank loan for $ 61 million, to refinance debt maturing in 2012.  The company also signed forward contracts for $ 39 million.

C.            Research and Developments, Patents and Licenses, etc.

None.

D.            Trend Information.

Endesa Chile is a company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation of electricity in Chile, Argentina, Colombia, Peru and Brazil.  Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year.  In general, our net income is a result of our operating income from our generation business and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

Operating income varies in each of the four countries where we consolidate operations due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity, and the prevailing spot market and regulated prices for electricity.  We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate except for Argentina.  Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth for the next five years, including a 4.8% growth in gross domestic product, on average, and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always fallen behind demand growth.  We anticipate that this tendency will continue in the foreseeable future.  Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects involve higher development costs than in the past.  We expect that average electricity prices will adjust to recognize these increased costs.  This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to end users.  Furthermore, an important part of the new installed capacity under development in the four countries in which we consolidate operations corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed.  Thus, we expect this situation will also impact long term spot prices positively.  Long-term contracts awarded in different bids to Endesa Chile, directly and through its subsidiaries, have already incorporated these expected price levels.  Currently, we have 20% of our expected annual generation sold under contracts of at least ten years, and 32% in contracts of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income.  In order to address this risk, the Company has implemented commercial policies in order to control relevant variables and provide stability to the profit margins.  Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives.  Therefore, our company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some unregulated clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, Endesa Chile has supply contracts to cover part of the fuel needed by its thermal generation units, which operate with coal, natural gas, diesel and fuel oil.  In Chile, through an equity interest in GNL Quintero, we are the only electricity company that participates in the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios.  This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels such as coal and diesel, which have a stronger environmental impact.  Because of the drought in Chile and the volatility of the price of Brent oil, we decided to hedge through a cap on the price of this commodity for the period between April and July 2011 and may do so again in the future.  For further information on this subject, please see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk”.

Though our operations in the four countries in which we consolidate allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot claim that we are fully hedged in our portfolio of generation assets in these countries.  Furthermore, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our business.  Any significant change with respect to hydrological conditions, fuel price or the electricity price, among other factors, could affect our operating income in the generation business.  More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income.  Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates.  For further information regarding results of the Company compared with those recorded in previous periods, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results - Endesa Chile’s Results of Operations for the Years Ended December 31, 2010 and December 31, 2011” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results - Endesa Chile’s Results of Operations for the Years Ended December 31, 2009 and December 31, 2010”.  Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, could have a negative impact on our capital expenditure plan as described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”  We have a large leverage capacity prior to a potential breach of a debt covenant.  As of December 31, 2011, Endesa Chile is able to incur up to $ 2.6 billion in incremental debt, beyond current levels of consolidated indebtedness.  We believe that Endesa Chile will continue to have similar comfortable levels of further leverage capacity in the foreseeable future.

In connection with funding sources, as of December 31, 2011, the Company has approximately $ 302 million in committed revolving facilities which have not yet been drawn, and additional uncommitted Chilean lines of credit for another $ 86 million in the aggregate.  In addition, Endesa Chile has publicly registered certain commercial paper programs for up to $ 200 million with the SVS.  These funding sources can be increased in case of need.

Finally, as explained above, we expect that the Company will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan.  If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.             Off-balance Sheet Arrangements.

Endesa Chile is not a party to any off-balance sheet arrangements.

F.             Tabular Disclosures of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2011:

Payments due by period (in billions of Ch$)
Endesa Chile on a consolidated basis (1)

As of December 31, 2011	TOTAL	2012	2013-2014	2015-2016	After 2016
Bank debt	329	134	144	24	26
Local bonds (2)	787	46	68	90	584
Yankee bonds	673	0	208	104	362
Other debt (3)	105	45	32	27	0
Interest expense	1,310	164	272	188	686
Pension and postretirement obligations (4)	34	5	5	5	19
Contractual operational obligations (5)	1,549	197	261	243	848
Financial leases	74	11	16	19	28

Total contractual obligations	4,861	602	1,006	700	2,553

(1)          All figures are in Ch$ of each year.

(2)          Hedging instruments included modify substantially the principal amount of debt.

(3)          Includes Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 73.3 billion.

(4)          All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.

(5)          Of the total amount of Ch$ 1,549 billion, 77% corresponds to miscellaneous services, such as GNL regasification, fuel transport and coal handling, another 16% to fuel supply long term contracts, and the remaining 7% to tolls.

G.            Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements.  See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.    Directors, Senior Management and Employees

A.            Directors and Senior Management.

Our Board of Directors consists of nine members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (OSM).  If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected.  Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.  Set forth below are the members of our Board of Directors as of December 31, 2011.

Name	Position	Current Position Held Since

Directors

Jorge Rosenblut R.	Chairman	2009
Paolo Bondi	Vice Chairman	2009
Jaime Bauzá B.	Director	2010
Francesco Buresti	Director	2008
José María Calvo-Sotelo I.	Director	2009
Vittorio Corbo L.	Director	2010
Jaime Estévez V.	Director	2009
Felipe Lamarca C.	Director	2010

(1)          Mr. Luis De Guindos ceased to be a Director of Endesa Chile in December 27, 2011.

Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile, four in Spain, and one in the United States, as of December 31, 2011.

Jorge Rosenblut R.

Chairman of the Board of Directors

Mr. Rosenblut was appointed Chairman in December 2009.  Since 2003, Mr. Rosenblut has been member of the Endesa Spain International Committee, but his involvement with the Group started in 2000 when he became Chairman of Chilectra, a position held until December 2009.  Between 2002 and 2005, Mr. Rosenblut was also Chairman of Smartcom PCS, a mobile phone company.  Currently, he is also a member of the board of Ripley, a retail store, the think tank Expansiva, and he is also a senior advisor to Eulen America Inc.  He is a member of several educational and business groups, such as the Dean’s Advisory Leadership Committee at Harvard’s Kennedy School of Government, Florida International University President Council of 100, and member of the Group of Fifty (G-50) supported by the Carnegie Endowment for International Peace based in Washington, D.C.  From 1999 to 2005, he was member of the board of AFP Cuprum, a Chilean pension fund.  Between 1990 and 1996, he held several senior positions in the Chilean government, becoming Undersecretary of the Presidency and Undersecretary of Telecommunications.  From 1985 to 1990, he was Project Officer at the World Bank in Washington, D.C. Mr. Rosenblut holds a degree in industrial civil engineering from Universidad de Chile and a Master in Public Administration from Harvard University.

Paolo Bondi

Vice Chairman of the Board of Directors

Mr. Bondi became a Director and Vice Chairman in July 2009.  Mr. Bondi was an executive of the Montedison Group, an Italian industrial conglomerate, holding diverse positions in Italy, the U.S. and France.  In 2002, he joined the Enel Group as Head of Strategic and Financial Analysis and then as CFO of the International Division, becoming a member of the board of its principal subsidiaries.  In October 2007, he was appointed as Endesa Spain’s Deputy CFO and then Vice Chairman of Chilectra.  In March 2009, he became CFO and member of the Executive Committee in Endesa Spain.  Mr. Bondi holds a degree in business administration from Università Commerciale Luigi Bocconi di Milano (Italy).

Jaime Bauzá B.

Director and Member of the Director’s Committee

Mr. Bauzá became Director in April 2010.  Currently, he is also Director of other companies unrelated to Endesa Chile, such as Telmex Chile and Laboratorios Andrómaco.  Mr. Bauzá was also Director of the Company between 1999 and 2007.  From 1990 to May 1999, Mr. Bauzá served as Endesa Chile’s CEO.  He joined Endesa Chile in May 1990 after more than twenty years working in the electricity sector.  Mr. Bauzá was formerly the CEO of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A. from 1987 to April 1990 and Chairman of Gener S.A. (formerly Chilgener S.A.), an unrelated electricity generation company.  Mr. Bauzá also served as Gener S.A.’s CEO from 1981 to 1987.  He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Francesco Buresti

Director of the Board

Mr. Buresti became a Director in April 2008.  Mr. Buresti was consultant for Accenture in the industrial sector and consultant for McKinsey in the industrial and utilities sectors.  In 2005, Mr. Buresti joined Enel as Purchasing Director for Enel Distribution (Electronic Market).  In October 2007, Mr. Buresti was appointed Chief Procurement Officer and member of the Executive Committee of Endesa Spain.  Mr. Buresti holds a degree in electronics engineering from the Università degli Studi di Bologna(Italy).

José María Calvo-Sotelo I.

Director of the Board

Mr. Calvo-Sotelo joined Endesa Spain in 1997 as head of planning and finance of the Diversification business unit, which encompassed Endesa Spain’s businesses in wind and renewable energies, gas distribution and telecommunications.  In 2001, he was appointed general manager of Endesa Telecomunicaciones, the business unit responsible for Endesa Spain’s fixed and mobile telecommunication companies in Spain and Chile.  Between 2006 and 2010, Mr. Calvo-Sotelo was senior VP of planning, corporate development and regulatory affairs in Endesa Latinoamérica.  Before joining Endesa Spain, Mr. Calvo-Sotelo worked for PepsiCo in the United States and Spain.  Mr. Calvo-Sotelo holds a Master of Science in physical sciences from the Universidad Complutense de Madrid (Spain) in 1987, and an M.B.A. from the Harvard Business School in 1993.

Vittorio Corbo L.

Director of the Board

Mr. Corbo became a Member of the Board in April 2010.  Currently, Mr. Corbo is also Chairman of the Board of ING Seguros de Vida, a Chilean insurance company, and a member of the Board of Directors of Banco Santander-Chile and Banco Santander-España.  Mr. Corbo is a member of the Advisory Council of the Chief Economist of the World Bank and of the International Advisory Council at the Center for Social and Economic Research (Warsaw, Poland).  He was President and Chairman of the Board of the Chilean Central Bank between 2003 and 2007.  He was chosen World Central Banker of the Year in 2006 by the publication Global Finance.  Mr. Corbo is a Senior Research Associate at CEP, a leading Chilean public policy center.  He holds a commercial engineering degree from the Universidad de Chile and a Ph.D. in economics from the Massachusetts Institute of Technology (M.I.T.).

Jaime Estévez V.

Director and Member of the Director’s Committee

Mr. Estévez became a Director in March 2006.  Since May 2010, Mr. Estévez has been Chairman of Cruzados SADP, a professional soccer team and since March 2007, he has been Director of Banco de Chile.  Mr. Estévez was Chilean Minister of Public Works and Minister of Transport and Telecommunications in 2005.  He was Chairman of the Board of BancoEstado, the Chilean state-owned bank, between 2000 and 2004, and Director of AFP Provida and AFP Protección, two Chilean pension fund management companies.  He was a Congressman from 1990 to 1998 and President of the Cámara de Diputados, the lower Chamber of Congress, during 1995 and 1996.  Mr. Estévez holds the equivalent of a Bachelor’s degree in economics from the Universidad de Chile and was awarded the ICU prize for the best student of his class.

Felipe Lamarca C.

Director and Chairman of the Director’s Committee

Mr. Lamarca became a Director in April 2010.  Currently, Mr. Lamarca is Director of several companies that belong to different industrial sectors such as Ripley, a retail store, Deutsche Bank Chile and Fundación Un Techo para Chile, a non-profit organization.   He was Director of the Servicio de Impuestos Internos, the Chilean tax authority.  From 1986 to 2005 Mr. Lamarca was Chairman of COPEC, a Chilean forestry and fuel conglomerate.  Between 1997 and 2001, Mr. Lamarca was Chairman of SOFOFA, Chile’s Manufacturers Association.  Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983.  He is a commercial engineer from the Pontificia Universidad Católica de Chile and in 2001 he was awarded the “Distinguished Professional of the Year” by the Business and Economics School of that university.

Executive Officers

Set forth are our Executive Officers as of December 31, 2011, except for a few updates as of the date of this Report, as noted below.

Name	Position	Current Position Held Since

Executive Officers
Joaquín Galindo V.	Chief Executive Officer	2009
Juan Benabarre B.	Engineering, Projects and Research Development Officer	2010
Mauricio Daza E.	Human Resources Officer	2011
Eduardo Escaffi J.	Chief Financial Officer	2009
Sebastián Fernández C.	Energy Planning Officer	2008
Claudio Iglesis G.	Electricity Production Officer	2010
Luis Larumbe A.	Planning & Control Officer	2009
Carlos Martín V.	General Counsel	1996
Francisca Moya M.	Communications Officer	2011
José Venegas M.	Trading & Marketing Officer	2001

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Joaquín Galindo V. became CEO in November 2009.  From 1983 to 1996, he held several positions in Sevillana de Electricidad, an Endesa Spain subsidiary, where he was Director of the Thermal Plant of Bahía de Algeciras.  In 1998, he became Director of Systems Production outside the Iberian Peninsula and Generation Planning for Endesa Generación.  Between 2001 and 2004, he was Director of Production and Engineering for Endesa Italia S.p.A. and Counselor of the Centro Sperimentale Elettrotecnico Italiano S.p.A.  From 2004 to 2006, he was Counselor-General Director of the Société Nationale d´Électricité et de Thermique S.A, in Paris and Counselor of the Thermal Production Society of Bialystok (Poland).  Between 2006 and 2008, he served as

Counselor-General Director of Endesa Italia S.p.A.  He was also a member of the board of Endesa Europe between 2004 and 2008.  Mr. Galindo holds a degree in electrical industrial engineering from Universidad de Sevilla (Spain), a degree in economics and business administration and an M.B.A. from Universidad Comercial de Deusto (Spain).

Juan Benabarre B. became Engineering, Projects and Research & Development Officer in November 2010.  Mr. Benabarre has held several positions in the Endesa Chile Group since 1979.  From 2000 through 2005, he was CEO of Ingendesa, and in the 2005-2010 period he was Production & Transmission Officer.  Mr. Benabarre is also a member of the board of directors of several companies in the Endesa Spain Group and serves as Endesa Chile’s representative at the International Hydropower Association.  Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile and completed graduate studies in geothermal energy at the University of Auckland, New Zealand.  He also holds an M.B.A. from the Universidad Adolfo Ibáñez (Chile).

Mauricio Daza E. became Endesa Chile’s Human Resources Officer in March 2011.  From 1997 to 2002, he worked in Chilectra’s Commercial area.  Afterwards, between 2003 and 2005, he worked as Commercial Operations Manager in Ampla, Brazil, a distribution subsidiary of Enersis.  In 2005, he returned to Chilectra, where he held several positions, including Human Resources Officer.  Mr. Daza holds a degree in electric civil engineering from the Universidad Católica de Valparaíso (Chile) and an M.B.A. from Pontificia Universidad Católica de Chile.  As of the date of this Report, Mr. Daza has been replaced as Endesa Chile’s Human Resources’ Officer by Mrs. Luz María Torm (see below).

Eduardo Escaffi J. became the CFO in October 2009.  From 1999- 2009, Mr. Escaffi served at the Finance and Risk areas of Endesa Spain and as Risk Officer from 2005 until his most recent position in Endesa Chile.  He was the CFO of Enersis from July 1998 to August 1999.  Prior to joining the Endesa Group, Mr. Escaffi was the CEO of an Argentine insurance company from 1992 to 1998.  He also held the position of Technical and Financial Manager of the life insurance company of the Santander Group in Chile from 1989 to 1992.  Before that, in 1989, he served as the Deputy Financial Officer of the Chilean company, Compañía de Teléfonos de Chile.  Between 1986 and 1988 he served as adviser to the United Nations Development Program in Venezuela.  Mr. Escaffi has also held several positions in Chilean governmental entities such as ODEPLAN and the Ministry of the Interior.  Mr. Escaffi is a civil engineer from the Universidad de Chile, with a specialization in structural engineering, and he holds a Senior Executive Programme degree from the London Business School.

Sebastián Fernández C. became Energy Planning Officer in January 2008.  He joined Enersis in January 1997, beginning his professional career in Development.  He has served in different positions in the Group, such as Project Manager of Endesa Europe, Deputy Manager of Planning and Investments in Endesa Italy and Deputy Manager of Generation Projects in Endesa Chile.  Mr. Fernández holds a commercial engineering degree from the Universidad de Los Andes (Chile), and attended the YMP program at Insead (France).

Claudio Iglesis G. became Electricity Production Officer in November 2010.  He joined Endesa Chile in 1982.  He has been CEO of Emgesa and Betania, and Central Buenos Aires, part of Endesa Chile’s subsidiary Endesa Costanera, in Argentina.  He also was Endesa Chile’s Generation Officer during the 1999-2010 period.  Mr. Iglesis was director of CAMMESA and Chairman of the AGEERA in Argentina.   He holds a degree in electric civil engineering from the Universidad de Chile.

Luis F. Larumbe A. holds the position of Planning & Control Officer of Endesa Chile since December 2009.  He joined the Endesa Spain Group in 1985, working first in Spain and then in Colombia since 1997 where he held several positions such as Internal Audit Officer and Accounting Manager in Codensa, Planning & Control Officer in Codensa and Emgesa and CFO in Codensa.  Between 2008 and 2009, he served as CFO of Codensa and Emgesa.  Mr. Larumbe holds a degree in Economics and Administration from Universidad Comercial de Deusto (Spain).

Carlos Martín V. became General Counsel in May 1996.  He served as the General Counsel of Enersis prior to that, when he joined the Enersis Group in 1989.  He holds a law degree from the Universidad Católica de Valparaíso (Chile) and a Doctor in Law degree from the Universidad de Navarra (Spain).

Francisca Moya M. became Endesa Chile’s Communications Officer in September 2011.  In May 2002 she began her career as a journalist in Enersis’ Communications Department. After two years she became Head of Internal Communications in Endesa Chile. From 2005 to 2009, she worked in Endesa Spain’s Internal Communications Area. Upon her return to Chile in 2009, she was appointed as the Head of Strategic Planning in Communications in Endesa Chile. She held this position until May 2010, when she was promoted to Communications Deputy Officer. Mrs. Moya holds a degree in journalism from Universidad de Santiago de Chile and a Certificate in Management and Project Evaluation from Universidad de Chile.

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

As of the date of this Report, the new Human Resources Officer is Mrs. Luz María Torm S., who has replaced Mr. Mauricio Daza (see above).

Luz María Torm S. became Endesa Chile’s Human Resources Officer in February 2012. From 1998 to 2000, she worked in Chilectra’s Human Resources Department. Between 2000 and 2008, she worked as the Head of Human Development and Selection Department in Enersis. From 2008 to 2011 she held several executive human resource positions in the Enersis Group, serving all the Group’s Chilean companies, especially in the area of personnel development. Mrs. Torm holds a degree in psychology from Universidad Diego Portales (Chile) and a Certificate in Human Resources Management from Universidad de Barcelona (Spain).

B.            Compensation.

At the ordinary shareholders’ meeting held on April 26, 2011, our shareholders maintained the compensation policy for the Board of Directors approved last year.  Each director receives a fixed compensation of UF 101 per month and a fee of UF 66 for attending meetings of the Board.  The Vice Chairman will receive a fixed salary of UF 151.5 per month and a fee of UF 99 for attending meetings of the board.  The Chairman will receive a fixed stipend of UF 202 per month and a fee of UF 132 for attending meetings of the Board.  In 2011, the total compensation paid to each director in pesos, was as follows:

Director	Fixed Compensation	Ordinary Session	Director Committee	Total
	Year ended December 31, 2011 (in thousands of Ch$)
Jorge Rosenblut R.	47,074	30,769	—	77,843
Paolo Bondi (2)	—	—	—	—
Jaime Bauzá B.	23,537	15,384	18,916	57,837
Francesco Buresti (2)	—	—	—	—
José María Calvo-Sotelo I.	23,537	15,384	—	38,921
Vittorio Corbo L.	23,537	15,384	—	38,921
Jaime Estévez V.	23,537	15,384	18,916	57,837
Luis De Guindos J (3)	23,537	15,384	—	38,921
Felipe Lamarca C.	23,537	15,384	18,916	57,837
Total	188,295	123,075	56,748	368,118

(1)          Compensations for Directors Committee.

(2)          Mr. Bondi and Mr. Buresti waived compensation for their positions as Board Directors of the company.

(3)          Mr. De Guindos ceased to be a Director of Endesa Chile in December 27, 2011.

We do not disclose, to our shareholders or otherwise, information on individual Executive Officers’ compensation. For the year ended December 31, 2011, the aggregate compensation (including performance-based bonuses) of our Executive Officers, either paid or accrued, attributable to fiscal year 2011, was Ch$ 2,000 million.  Executive Officers are eligible for variable compensation under a bonus plan.  Endesa Chile provides for its Executive Officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to hierarchy.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.

The amount accrued by the Company in 2011 to provide severance indemnity to its Executive Officers totaled Ch$ 675 million, of which Ch$ 111 million was accrued during 2011. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

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

C.            Board Practices.

The Board of Directors as of December 31, 2011 was elected at the OSM of April 22, 2010. Due to the resignation by Luis de Guindos, effective on December 27, 2011 and according to the bylaws, the vacancy triggers an election for every seat on the Board of Directors at the OSM to be held in April 2012.  For information as to the years in which each director began his service at the board, please see “Item 6.A. Directors and Senior Management” above.  The members of the Board of Directors do not have service contracts with Endesa Chile or any of its subsidiaries that provide benefits upon termination of employment.

Corporate Governance

Endesa Chile is managed by its Board of Directors which, in accordance with its bylaws, consists of nine directors who are elected at an OSM.  Each director serves for a three-year term and the term of each of the nine directors expires on the same day.  The directors can be reelected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

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

At its meeting held on March 31, 2011, Endesa Chile’s Board approved the Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of Chilean or foreign public officials. The law encourages companies to adopt this model, whose implementation involves compliance with duties of direction and supervision. The adoption of this model therefore reduces, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Prevention Officer which was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2011, the Prevention Officer was Alba Marina Urrea, Internal Audit Officer of Enersis, our controlling company.

On October 27, 2010, the board approved “GUIDELINES 231 Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001. Application to Endesa and its Group.” Given that Endesa Chile’s ultimate parent company, Enel S.p.A., has to comply with Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. All of the above is supplementary to the behavioral regulations included in the Code of Ethics and ZTAC Plan.

Compliance with NYSE Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange (“NYSE”).

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting or ESM, the Company’s bylaws were amended and the Audit Committee was merged with the Directors’ Committee. According to the Company’s bylaws all of the members of this Committee must satisfy the requirements of independence, as stipulated by the NYSE. Also, Chilean Law requires that the majority of the Directors’ Committee (at least two out of three members) be independent directors. According to Chilean Law, a member would not be considered independent if, at any time, within the last 18 months he or she: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or clients. In case there are not sufficient independent directors on the Board to serve on the committee, Chilean Law determines that the independent director nominates the rest of the members of the Committee among the rest of the Board members that do not meet the Chilean law independence requirements. Chilean Law also requires that all publicly held limited liability stock companies that have a market capitalization of at least UF 1,500,000 (approximately $ 64 million as of December 31, 2011) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005 but are not required to comply with Rule 303A.07.  Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, Endesa Chile’s Board of Directors created an Audit Committee, composed of three directors who were also members of the Board.  As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010. As required by the company’s bylaws, the members of Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE. As of December 31, 2011, our Directors’ Committee was composed of three independent directors, all of whom met both the independence criteria of Chilean law and NYSE.

Our Directors’ Committee performs the following functions:

•             review of Financial Statements and the Reports of the external auditors prior to their submission to shareholders’ approval;

•             formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•             review of information related to operations by the Company with related parties and/or related to operations in which the Company’s board members or relevant Executive Officers, their spouses or relatives, and/or legal entities in which board members or relevant executive officers have worked in the last 18 month, either directly or indirectly;

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

As of December 31 2011, Messrs. Jaime Bauzá, Jaime Estévez and Felipe Lamarca (Chairman) were members of this Committee, all of whom satisfied the independence requirements of the NYSE.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not provide for this practice (except for the Manual), the Company has adopted the codes of conduct described above, and at its ESM held in March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee and the Audit Committee.

In order to comply with the new requirements of Law 20,382, which amended the Chilean Companies Act, at the ESM of April 22, 2010, the shareholders of the Company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees.  The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules.  The members of this merged Committee are Messrs. Jaime Bauzá, Jaime Estévez and Felipe Lamarca. The Committee includes among its functions the duties previously performed by the Audit Committee.

D.            Employees.

The following table provides the total number of full time employees of our Companies for the last three fiscal years:

Company	2009	2010	2011
In Argentina
Endesa Costanera	281	354	366
El Chocón	51	50	49
Total full time personnel in Argentina	332	404	415

In Chile
Endesa Chile	595	599	1,003
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (1)	417	400	3
Túnel El Melón	16	16	16
GasAtacama (2)	96	94	94
HidroAysén (2)	29	24	35
Consorcio Ara-Ingendesa (2)	15	14	0
Total full time personnel in Chile	1,172	1,151	1,155

In Colombia
Emgesa	415	430	441
Total full time personnel in Colombia	415	430	441

In Peru
Edegel	224	228	230
Total personnel in Peru	224	228	230

Total full time personnel of Endesa Chile and Subsidiaries	2,143	2,213	2,241

(1)          The Ingendesa figure includes employees of Ingendesa’s subsidiary in Brazil. During 2011 Ingendesa employees were transferred to Endesa Chile.

(2)          Jointly controlled companies; includes personnel on a proportional basis.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	2009	2010	2011	Average 2011
In Argentina
Endesa Costanera	—	22	55	39.9
El Chocón	—	—	3	3.0
Total temporary personnel in Argentina	—	22	58	42.9

In Chile
Endesa Chile	3	4	74	38.3
Pehuenche	—	—	—	—
Pangue	—	—	—	—
San Isidro	—	—	—	—
Celta	—	—	—	—
Ingendesa (1)	170	103	—	61.7
Túnel El Melón	—	—	—	—
GasAtacama (2)	—	—	—	—
HidroAysén (2)	—	—	—	—
Consorcio Ara-Ingendesa (2)	—	—	—	5.6
Total temporary personnel in Chile	173	107	74	105.6

In Colombia
Emgesa	—	14	57	37.3
Total temporary personnel in Colombia	—	14	57	37.3

In Peru
Edegel	15	16	17	13.9
Total temporary personnel in Peru	15	16	17	13.9

Total temporary personnel in Endesa Chile and Subsidiaries	188	159	206	199.7

(1)          Ingendesa figure includes employees of Ingendesa’s subsidiary in Brazil. During 2011 Ingendesa employees were transferred to Endesa Chile.

(2)          Jointly controlled companies; includes personnel on a proportional basis.

Chile

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. The Company voluntarily makes severance payments above the limits established by Chilean law. In addition, under Endesa Chile’s collective bargaining agreements, we are obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority.

Endesa Chile has collective agreements with nine different unions, five of them signed during 2011, which expire between 2012 and 2015. Three of these nine contracts were carried over from Ingendesa.

Argentina

El Chocón has two collective agreements, one signed during 2011,which expires in December 2016, and another which is still pending. Endesa Costanera has two collective agreements, which are still pending.

Colombia

Emgesa has one collective agreement, signed during 2011which will be in force until December 2014.

Peru

Edegel has one agreement, signed in 2009, which expires in 2013.

Management believes Endesa Chile’s relationship with trade unions is positive.

E.             Share Ownership.

To the best of Management’s knowledge, none of Endesa Chile’s directors or officers own more than 0.1% of the shares of the Company.  None of Endesa Chile’s directors or officers has any stock options.  It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Endesa Chile.  To the best of our knowledge, any share ownership by all of the directors and officers of Endesa Chile, in the aggregate, amount to significantly less than 10% of outstanding shares.

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders.

Endesa Chile has only one class of capital stock and Enersis, our controlling shareholder, has no different voting rights than Endesa Chile’s other shareholders. As of February 29, 2012 our 8,201,754,580 shares of common stock outstanding were held by 17,981 stockholders of record. There were five official record holders in the United States of America, as of such date.

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

As of February 29, 2012, Enersis owned 60.0% of the shares of Endesa Chile. Chilean private pension funds, “Administradora de Fondos de Pensiones,” or AFPs, owned 14.1% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 17.4% of our equity.  ADR holders owned 4.77% of the equity.  The remaining 3.8% was held by 16,642 minority shareholders.

The following table sets forth information concerning ownership of our common stock as of February 29, 2012 with respect to stockholders known to us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding

Enersis	4,919,488,794	60.0%

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

Since June 25, 2009, Enel has been the ultimate controlling shareholder of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain. Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with presence in 40 countries worldwide, and has over 97,000 MW of net installed capacity. It provides service to more than 61 million clients through its electricity and gas businesses.

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

It is common practice to transfer surplus funds from one company to another affiliate that has a cash deficit. It is the Endesa Group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis. These operations are carried out through either short-term or structured intercompany loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis. Our centralized cash management is efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee. As of December 2011, these operations are priced at TIP (a Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these intercompany transactions are permitted, but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

Endesa Chile has also made structured loans to its related parties in Chile, primarily to finance projects. As of December 31, 2011, the outstanding net balance for such loans was $ 38.5 million, at an interest rate of 7.5%.  The largest amounts outstanding during 2011 and 2010 were $ 75 million and $ 256 million respectively.  For the two-year period ending December 31, 2011, Endesa Chile has granted only one loan to a foreign subsidiary, Endesa Costanera, at a spread of 5.5% over LIBOR.  The outstanding balance of this loan was $ 7.1 million as of December 31, 2011.  The largest amount outstanding during 2011 and 2010 for such loan was also $ 7.1 million.

As of the date of this Report, the above—mentioned transactions have not experienced material changes.  For more information regarding transactions with related parties, refer to Note 8 of our Consolidated Financial Statements.

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

For detailed information as of December 31, 2011 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 20.2 of our consolidated financial statements.  In 2009, the Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements, the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of $ 15 million of potential impact to Endesa Chile, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business.  The lawsuits status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization.  As agreed at a meeting held on February 29, 2012, the Board of Directors will propose to the OSM that is expected to be held on April 26, 2012, the payment of a definitive dividend of Ch$ 27.2425 per share for fiscal year 2011, equal to a payout ratio of 50% (based on annual net income before negative goodwill amortization).  The provisional dividend of Ch$ 5.0843 per share paid on January 19, 2012 was deducted from the definitive dividend to be paid on May 10, 2012, as agreed by the OSM.

The Board of Directors also approved a dividend policy for fiscal year 2012 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2012.  The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2012.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.  The fulfillment of the aforementioned dividend policy will depend on actual 2012 net income.  The Board of Directors has the prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Endesa Chile or any of its subsidiaries to pay dividends, other than the customary legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances under the conditions of certain credit agreements, except for the following: Endesa Costanera and El Chocón may not pay dividends unless they comply with certain financial covenants.  In general terms, companies may not pay dividends in case of default on credit agreements. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Endesa Chile debt instruments).

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

	Dividends Distributed (1)
Year	Nominal Ch$ per Share	$ per ADS (2)
2007	13.03	0.79
2008	16.92	0.80
2009	25.25	1.49
2010	17.53	1.12
2011	32.53	1.88

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

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADS and the underlying Common Stock, see “Item 10.  Additional Information — E. Taxation” and “Item 10.  Additional Information — D. Exchange Controls.”

B.            Significant Changes

None.

Item 9.   The Offer and Listing

A.            Offer and Listing Details.

Market Price and Volume Information

The shares of our common stock currently trade on Chilean, United States and Spanish exchanges.  Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.  During 2011, volume traded on the Santiago Stock Exchange amounted to 1,272,706,689 shares.

Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since 1994 in the form of ADS under the ticker symbol “EOC.”  Each ADS represents 30 shares of common stock, with the ADS in turn evidenced by American Depositary Receipts (ADRs).  The ADRs are outstanding under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary Bank, and the holders from time to time of ADRs issued thereunder.  Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of February 29, 2012, ADRs evidencing 13,031,706 ADS (equivalent to 390,951,180 common shares) were outstanding, representing 4.9% of the total number of outstanding shares.  It is not practicable for the Company to determine the proportion of ADS beneficially owned by U.S. final beneficial holders.  The ADS closed at $ 44.35 on the last trading day on the NYSE in 2011.

The table below shows, for the periods indicated, high and low closing prices in pesos on the Santiago Stock Exchange and high and low closing prices of the ADS in dollars as reported by the NYSE.

	Santiago Stock Exchange (1)		NYSE (2)
	Chilean Pesos per share		$ per ADS
	High	Low	High	Low

2012	853.00	740.00	53.91	44.12
February	853.00	760.00	53.91	47.25
January	783.00	740.00	47.34	44.12

2011	908.00	700.01	58.16	39.28
December	792.00	748.29	46.24	43.00
November	824.00	740.00	49.52	42.49
October	790.00	700.01	48.70	39.28
September	804.10	710.00	52.52	41.69
4th Quarter	824.00	700.01	49.52	39.28
3rd Quarter	895.00	704.00	57.85	41.69
2nd Quarter	908.00	838.00	58.16	52.91
1st Quarter	905.00	770.00	57.33	48.86

2010	948.00	774.00	58.32	42.47
4th Quarter	948.00	850.00	58.32	51.80
3rd Quarter	912.00	825.00	55.25	45.55
2nd Quarter	873.00	774.00	49.38	42.47
1st Quarter	925.00	813.00	55.90	45.65

2009	905.00	708.00	51.30	45.60

2008	865.00	485.00	52.50	28.75

2007	886.00	615.00	47.80	37.60

(1)          Source: Santiago Stock Exchange.

(2)          Source: NYSE.  One ADS = 30 shares of common stock.

B.            Plan of Distribution.

Not applicable.

C.            Markets.

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this Report.  As of December 31, 2011, 229 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2011, the Santiago Stock Exchange accounted for 87.8% of Endesa Chile’s total equity traded in Chile.  In addition, approximately 12.1% of Endesa Chile’s equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.1% was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange.  The Santiago Stock Exchange also trades dollar futures and stock index futures.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. during daylight savings time, which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:00 a.m. to 5:00 p.m. during daylight savings time, on each business day.  During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m.  During daylight savings time there is an additional electronic auction at 4:30 p.m.  More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 ($ 0.43 million as of December 31, 2011) and a free float of at least 5%.  The IPSA is calculated using the prices of the 40 shares with higher amounts traded, on a quarterly basis, with market capitalization above $ 200 million and a free float at least 5%. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Endesa Chile has been included in the IPSA since the beginning of its privatization process in 1987.

Shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, in 2001, under the ticker symbol “XEOC”. Until April 2011, a trading unit represented 30 common shares (the same unit conversion of 30:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio.  Santander Investment S.A. acts as the liaison entity, and Banco Santander-Chile as the Depositary Bank in Chile.  Trading of our shares on the Latibex during 2011 amounted to 4,737,945 units, which in turn was equivalent of € 5.82 million.  The stock closed at € 1.123 on the last 2011 trading day.

Of the total amount of equity volume traded during 2011, the percentage traded per market is as follows:

Percentage of equity traded in %
Endesa Chile
Market
Chile (1)	61.0%
United States (2)	38.8%
Spain (3)	0.2%
Total	100%

(1)          Includes Santiago Stock Exchange, Electronic Exchange and Valparaíso Exchange.

(2)          Includes NYSE and over-the-counter trading.

(3)          Latibex.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price and Volume Information”.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act).  In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts.  Members of the board of directors, managers, officers and principal executives of the company, or shareholders that individually own shares with book value or stock value higher that UF 5,000 ($ 214,696 as of December 31, 2011) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance, or SVS, under Law 18,045 (the Securities Market Law), and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act and the Securities Market Law, both as amended, provide rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

Endesa Chile is a publicly held stock corporation incorporated under the laws of Chile. Endesa Chile was constituted by public deed issued on December 1, 1943 by the Santiago Notary Public Mr. Luciano Hiriart C.  Its existence and bylaws were approved by Decree No. 97 of the Ministry of Finance on January 3, 1944.  An excerpt of the bylaws was registered on page 61, and the Decree was registered on page 65 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944.  Endesa Chile is registered with the SVS and its entry number is 0114.  Endesa Chile is also registered with the United States Securities and Exchange Commission and its commission file number is 1-13240.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges.  Since American Depositary Shares (ADS) are deemed to represent the shares of common stock underlying the American Depositary Receipts (ADRs), transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS.  Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

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

The compensation of the directors is set annually at the OSM.  See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

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

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase.  When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference between the subscription price and the price actually received at auction, if any.  However, until such shares are sold at auction, the subscriber continues to possess all the rights of a shareholder, except the right to receive dividends and return of capital.  When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), the Board must proceed to collect payment, unless the shareholders’ meeting had authorized (by two thirds of the voting shares) to reduce the company’s capital to the amount effectively collected.

As of December 31, 2011, the subscribed and fully paid capital of the Company totaled Ch$ 1,332 billion and consisted of 8,201,754,580 shares.

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

•                  certain remedies for the nullification of the corporate bylaws;

•                  inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders;

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

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to the Company when preparing financial statements to be submitted to the SVS), unless and except to the extent the Company has carried forward losses.  The law provides that the board of directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

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

Registrations and Transfers

Shares issued by Endesa Chile are registered with an administrative agent named DCV Registros S.A.  This entity is responsible for Endesa Chile’s shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Endesa Chile.

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

a)            Foreign Investments Contracts and Chapter XXVI

Regarding our initial public offering of ADS in 1994, we entered into a foreign investment contract (the Foreign Investment Contract) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (Chapter XXVI), which governed the issuance of ADS by a Chilean company.  Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADS may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADRs by non-residents of Chile are now governed instead by Chapter XIV of the Compendium.  This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile.  As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured.  However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  However, foreign investors who have not deposited the shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contract with the Central Bank but instead will be subject to the normal foreign investment rules.

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as Withdrawn Shares) access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside of Chile), including amounts received as:

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

Taxation of Shares and ADS

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADS held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-to-one basis because it also increases, by the same amount, the basis upon which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  Since January 1, 2004, the Chilean corporate tax rate has been 17% (except for a temporary rate increase for 2011 and 2012 in connection with the financing of the 2010 earthquake reconstruction).  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 17% x Line 1	17.0
3	Net distributable income: Line 1 – Line 2	83.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	41.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% x Line 2	8.5
7	Net withholding tax : Line 5 + Line 6	(9.0)
8	Net dividend received: Line 4 + Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	21.69%

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

The Chilean Income Tax Law was amended in July 2010, as part of the fiscal financing of the 2010 earthquake reconstruction, to provide for the following corporate tax rates: 17.0% for 2010, 20.0% for 2011, 18.5% for 2012 and a return to the 17.0% rate as of 2013.  As discussed above, the corporate income tax is a credit against the withholding tax rate applicable on cash dividends received by a foreign holder.

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

3)                                     Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax—exempt earnings, a provisional withholding must be made on the dividends at the time of payment to the foreign holders.  This provisional withholding is calculated as if the dividends were paid from taxable income without corporate tax credit.  In other words, dividends will be subject to a 35% Chilean withholding tax rate, but they will not receive a corporate tax credit of 17%.

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

The following are the material U.S. federal income tax consequences to beneficial owners described herein of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold shares or ADS as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, such as if you are:

•                  certain financial institutions;

•                  insurance companies;

•                  dealers and traders in securities who use a mark—to—market method of tax accounting;

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

•                  tax—exempt organizations;

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

You are a “Non—U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADS and are not a U.S. Holder.

In general, if you own ADS, you will be treated as the owner of the shares represented by those ADS for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADS for the underlying shares represented by those ADS.

The U.S. Treasury has expressed concerns that parties to whom ADS are released before shares are delivered to the Depositary (pre—release) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non—corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non—corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only.  You should consult your tax advisors with respect to the particular tax consequences to you of owning or disposing of shares or ADS, including the applicability and effect of state, local, non—U.S. and other tax laws and the possibility of changes in tax laws.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non—corporate U.S. Holders in taxable years beginning before January  1, 2013 are taxable at a maximum rate of 15%.  A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded.  You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution.  The amount of the dividend will be treated as foreign—source dividend income to you and will not be eligible for the dividends—received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADS, the Depositary’s, receipt of the dividend.  The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “Item 10. Additional Information—E. Taxation—Chilean Tax Considerations — Taxation of Shares and ADS — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADS will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a Non—U.S.  Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADS, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Other Disposition of Shares or ADS

For U.S. federal income tax purposes, the gain or loss you realize on the sale or other disposition of shares or ADS will be a capital gain or loss, and will be a long—term capital gain or loss if you have held the shares or ADS for more than one year.  The amount of your gain or loss will equal the difference between your tax base in the shares or ADS disposed of and the amount realized on the disposition, in each case as determined in dollars.  Such gain or loss will generally be U.S.—source gain or loss for foreign tax credit purposes.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares.  See “Item 10. Additional Information—E. Taxation—Chilean Tax Considerations — Taxation of Shares and ADS.”  If a Chilean tax is imposed on the sale or disposition of shares, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against his U.S. federal income tax liability.

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non—U.S. Holder of ADS or shares generally will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADS or shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non—U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2011 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for 2011 or for any prior or future taxable year during which you held shares or ADS, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.—related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

Legislation enacted in 2010 requires certain U.S. Holders to report to the Internal Revenue Service information with respect to their investment in shares or, it is assumed, ADS not held through a custodial account with a U.S. financial institution.  Investors who fail to report required information could become subject to substantial penalties and/or extended statute of limitations.

You should consult your tax advisors with respect to the particular consequences to you of owning or disposing of shares or ADS.

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

Commodity Price Risk

We are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal.  Natural gas is used in some of our power plants in South America.  We seek to ensure our supply of this fuel by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally have provisions that allow us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2011, 2010 and 2009, we did not hold any contracts classified as either derivative financial instruments, financial instruments, or derivative commodity instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their operational costs.  However, under certain circumstances, fuel price fluctuations might affect marginal costs.  We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the degree that this is possible in our different markets.  Because of the drought in Chile and the Brent price volatility, the company decided to hedge this risk with call options in order to set a ceiling on the price of this commodity for the period April to July 2011.  As of December 31, 2011, 2010 and 2009, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility.  As of December 31, 2011, 2010 and 2009, we did not hold electricity price-sensitive instruments.

The Company is permanently analyzing ways for hedging commodity price risk.

Interest Rate and Foreign Currency Risk

The recorded values of our financial debt as of December 31, 2011, are detailed below, according to the date of maturity.  Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Chilean $ /UF	0.26	—	—	—	—	—	0.26	0
Weighted average interest rate	6.1%	—	—	—	—	—	6.1%
US$	45,339	222,617	21,594	123,443	20,591	198,208	631,791	831,317
Weighted average interest rate	7.2%	8.8%	7.7%	8.9%	6.9%	7.9%	8.3%
Other currencies (2)	28,100	19,258	38,763	0	0	206,533	292,654	356,146
Weighted average interest rate	17,4%	6.5%	8.3%	0.0%	0.0%	10.0%	10.2%
Total Fixed Rate	73,439	241,875	60,356	123,443	20,591	404,741	924,445	1,187.464
Weighted average interest rate	11.0%	8.7%	8.1%	8.9%	6.9%	9.0%	8.9%

Variable Rate
Chilean $ /UF	37,612	7,023	7,214	7,413	6,140	368,832	434,235	577,076
Weighted average interest rate	10.7%	11.1%	11.1%	11.2%	11.0%	8.9%	9.2%
US$	30,405	19,934	118,172	15,805	19,399	37,530	241,244	241,244
Weighted average interest rate	4.0%	7.7%	2.3%	3.6%	3.0%	3.3%	3.3%
Other currencies (2)	92,191	8,382	19,843	69,227	0	185,300	374,942	414,405
Weighted average interest rate	8.2%	22.2%	11.0%	8.7%	0.0%	9.4%	9.3%
Total Variable Rate	160,208	35,339	145,229	92,444	25,539	591,663	1,050,422	1,232,726
Weighted average interest rate	8.0%	11.8%	4.0%	8.0%	5.0%	8.7%	7.9%

TOTAL	233,647	277,214	205,585	215,888	46,130	996,404	1,974,867	2,420,190

(1)

As of December 31, 2011, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes Colombian peso and soles, among others.

The recorded values of our financial debt as of December 31, 2010, are detailed below, according to the date of maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Chilean $ /UF	—	—	—	—	—	—	0	0
Weighted average interest rate	—	—	—	—	—	—	0	0
	$40,193	23,432	200,548	19,465	111,272	189,234	584,145	769,303
Weighted average interest rate	6.9%	6.8%	8.8%	7.7%	8.9%	7.5%	8.0%
Other currencies (2)	27,856	8,308	16,661	34,646	—	8,331	95,802	102,540
Weighted average interest rate	6.6%	8.5%	6.4%	7.7%	6.9%	7.0%	7.1%
Total Fixed Rate	68,049	31,740	217,209	54,112	111,272	197,564	679,947	871,843
Weighted average interest rate	6.8%	7.2%	8.6%	7.7%	8.9%	7.5%	7.9%

Variable Rate
Chilean $ /UF	7,900	7,233	7,725	7,908	8,421	386,616	425,804	461,935
Weighted average interest rate	8.4%	8.5%	8.5%	8.5%	8.5%	7.1%	7.3%
	$47,436	34,415	7,105	100,192	12,222	38,321	239,690	239,412
Weighted average interest rate	3.3%	3.2%	2.6%	1.8%	2.8%	2.8%	2.6%
Other currencies (2)	86,765	83,997	3,139	13,596	61,184	168,664	417,345	454,323
Weighted average interest rate	10.2%	10.2%	10.3%	11.7%	8.2%	7.6%	9.6%
Total Variable Rate	142,101	125,645	17,969	121,696	81,827	593,601	1,082,840	1,155,671
Weighted average interest rate	7.8%	8.7%	11.4%	3.6%	8.3%	20.1%	7.2%

TOTAL	210,150	157,385	235,178	175,808	193,099	791,165	1,762,787	2,027,514

(1)

As of December 31, 2010, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes Colombian peso and soles, among others.

Interest Rate Risk

At December 31, 2010 and 2011, 30.3% and 17.2%, respectively, of our outstanding net debt obligations were subject to floating interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors.  Additionally, we manage interest rate risk through the use of interest rate derivatives.  The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2011 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk exposure are as follows:

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	9,479	5,731	107,702	5,293	5,293	8,368	141,866	(6,544)
Fixed to variable rates	—	—	—	—	—	—	0	0
TOTAL	9,479	5,731	107,702	5,293	5,293	8,368	141,866	(6,544)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2011, which was Ch$ 519.20 = $ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2010, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk was as follows:

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
Variable to fixed rates	19,961	7,613	3,370	280,453	2,309	5,959	319,665	20,149
Fixed to variable rates	—	—	—	—	—	—	0	0
TOTAL	19,961	7,613	3,370	280,453	2,309	5,959	319,665	20,149

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2010, which was Ch$ 468.01 = $ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in dollars, Chilean peso and other currencies.  Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of Emgesa in Colombia, its revenues and its debt are linked to the Colombian peso.  In other cases, we do not have this natural hedge, and therefore we try to manage this exposure with currency derivative, such as dollar/UF exchange and dollar/local currency derivatives. However, this is not always possible because of market conditions.  For example, in the case of Endesa Costanera in Argentina, its revenues are linked to the Argentine peso and a substantial part of its debt is denominated in dollars, with no possibility of obtaining reasonable terms to hedge for this debt.

Our corporate currency risk policy has been in effect since 2004. This policy considers the level of operating income of each country that is indexed to the dollar and seeks a hedge with liabilities in the same currency. As of December 31, 2011 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk are as follows:

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
UF to $	—	—	205,419	—	—	—	205,419	9,054
$ to Ch$/UF	—	—	—	—	—	—	0	0
$ to Other currencies	—	—	—	—	—	—	0	0
Other currencies to $ (3)			4,558				4,558	265
TOTAL			209,977				209,977	9,319

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2011, which was Ch$ 519.20 = $ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Includes a soles to dollars hedge for Edegel (Chinango).

By comparison, as of December 31, 2010, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk was as follows:

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
UF to $	—	—	—	185,166	—	—	185,166	24,971
$ to Ch$/UF	—	—	—	—	—	—	0	0
$ to Other currencies (3)	6,174	4,680	—	4,108	—	—	14,962	(157)
TOTAL	6,174	4,680		189,274			200,128	24,814

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2010, which was Ch$ 468.01 = $ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include the Argentine peso and soles.

(d).                                        Safe Harbor

The information in this “Item 11.  Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements.  See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

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

D.            American Depositary Shares

Depositary Fees and Charges

The Company’s ADS program is administered by Citibank, N.A., as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of Shares	Up to $5.00 per 100 ADS (or fraction thereof) issued.
(2) Delivery of deposited securities against surrender of ADS	Up to $5.00 per 100 ADS (or fraction thereof) surrendered.
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to $5.00 per 100 ADS (or fraction thereof) held.
(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to $5.00 per 100 ADS (or fraction thereof) held.
(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin—off of shares)	Up to $5.00 per 100 ADS (or fraction thereof) held.
(6) Depositary services	Up to $5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the Depositary.

Depositary Payments Fiscal Year 2011

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program.  In 2011, the Depositary reimbursed expenses related to Investor Relations’ activities for a total amount of $ 82,493.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.            Use of Proceeds.

Not applicable.

Item 15.         Controls and Procedures

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2011.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2011.  The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

KPMG Auditores Consultores Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2011. This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.     Audit Committee Financial Expert

As of December 31, 2011, the Directors’ Committee’s (which performs the functions of the Audit Committee) financial expert was Mr. Jaime Estévez, as determined by the Board of Directors.  Mr. Estévez is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.     Code of Ethics

The standards of ethical conduct at Endesa Chile are currently governed by means of five corporate rulings or policies: the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in July 2003 and is applicable to all executives contractually related to Endesa Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company.  The object of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values.  Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality.  Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

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

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(562) 630-9847

During fiscal year 2011, there have been no amendments to any provisions of the abovementioned documents.  No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2011.

Item 16C.     Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, KPMG Auditores Consultores Ltda., as well as the other member firms of KPMG and their respective affiliates, by type of service rendered for periods indicated.

Services Rendered	2010	2011
	(in million of $)
Audit Fees (1)	1.40	1.09
Audit-Related Fees (2)	0.04	0.03
Tax Fees	—	0.01
All Other Fees (3)	—	0.03
Total	1.44	1.16

(1)	During 2011, KPMG decreased its audit fees expressed in dollars by $ 312,474 due to the nomination of Ernst & Young as the new principal accountants for our Argentine and Colombian subsidiaries.
(2)	During 2011, KPMG provided to Endesa Chile a sustainability report verification for $ 33,953.
(3)	During 2011, KPMG developed for Endesa Chile a special review for a suppliers area for $ 27,576.

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

The Directors’ Committee (which performs the functions of the Audit Committee), through the Economic Financial General Directorate, or EFGD, manages appointment proposals, reviews engagement letters, fee negotiations, performs quality controls in respect of services provided, reviews and controls independence issues and other related matters.

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

The services described in footnote (2) and (3) to the table above have been approved in line with the procedure described immediately above since July 2005.

In addition, due to the SEC release number 34-53677 File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services), the Directors’ Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

Item 16D.     Exemptions from Listing Requirements for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither Endesa Chile nor any affiliated purchaser acquired any shares of Endesa Chile during 2011.

Item 16F.     Change in Registrant’s Certifying Accountant

During the years ended December 31, 2010 and 2011 and through the date of this Report, the principal independent accountant engaged to audit our financial statements, KPMG Auditores Consultores Ltda., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

Item 16G.     Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, please see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

PART III

Item 17.     Financial Statements

None.

Item 18.     Financial Statements

Endesa Chile and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.*
8.1	List of Subsidiaries as of December 31, 2011.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*              Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual Report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.
	Name:	Joaquín Galindo V.
	Title:	Chief Executive Officer

Date: April 4, 2012.

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 together with the Reports of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 30.05 percent and 22.51 percent of the Company’s consolidated total asset position as of December 31, 2011 and 2010, respectively, and total revenues constituting 35.29 percent, 20.04 percent and 20.10 percent of the Company’s consolidated revenues for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, we did not audit the financial statements of Endesa Brasil S.A. (a 40.45% percent owner investee Company). The Company’s investment in Brazil at December 31, 2011and 2010 was M$ 569,012,759 and M$566,846,731 as of December 31, 2011 and 2010, respectively, and its equity earning was M$115,355,267, M$90,667,296 and M$96,139,414 for the years ended December 31, 2011, 2010 and 2009, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile

March 28, 2012

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in stockholder’s equity, and cash flows for each of years in the three-year period ended December 31, 2011, and our report dated March 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile

March 28, 2012

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying consolidated balance sheet of Emgesa S.A. E.S.P. and its subsidiary (“the Company”) as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emgesa S.A. E.S.P. and its subsidiary at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting practices generally accepted in Colombia.

Ernst & Young

Bogotá, Colombia

Febrary 14, 2012

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of EMGESA S.A. E.S.P. as of December 31, 2010, and the results of its operations and its cash flows for the three month period ended December 31, 2010 and the nine month period ended September 30, 2010 in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

Bogotá, Colombia

March 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Emgesa S.A. E.S.P.:

We have audited the statements of income, shareholders’ equity and cash flows of EMGESA S.A. E.S.P. (the “Company”) for the year ended December 31, 2009, (none of which are included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of EMGESA S.A. E.S.P. for the year ended December 31, 2009 in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

Bogotá, Colombia

March 25, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

F-8	1

As mentioned in note 1. to the accompanying financial statements, the Company’s subsidiary Endesa Costanera S.A. has recurring losses and a working capital deficiency, a situation which, as explained in the note, Endesa Costanera S.A.´s management expects will be reversed to the extent that there is a favorable resolution to the requests made to regulators for the increase in the tariff prices of energy and power to spot market prices. These circumstances raise substantial doubt about Endesa Costanera S.A.´s ability to continue as a going concern. The financial statements referred to above have been prepared assuming Endesa Costanera S.A. will continue as a going concern and, accordingly, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

March 23, 2012

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

F-9	2

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting practices generally accepted in Brazil.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

Márcio F. Ostwald

Partner

Rio de Janeiro, March 27, 2012

Uma empresa-membro da Ernst & Young Global Limited

F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

Niterói - RJ

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A., and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statement of income, statement of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010 and 2009. These financial statements, prepared in accordance with accounting practice adopted in Brazil and presented in Brazilian reais, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2010 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 and 2009 in accordance with accounting practices adopted in Brazil.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro

April 26, 2011

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

At  December 31, 2011 and 2010

(In thousands of Chilean pesos)

ASSETS	Note	12-31-2011	12-31-2010
		ThCh$	ThCh$

CURRENT ASSETS
Cash and cash equivalents	5	421,282,284	333,269,859
Other current financial assets	6	914,209	72,201
Other current non-financial assets		17,191,861	6,625,837
Trade and other current receivables	7	296,146,589	250,678,552
Accounts receivable from related companies	8	83,101,044	79,032,363
Inventories	9	55,904,264	42,139,761
Current tax assets	10	85,515,069	81,208,150

TOTAL CURRENT ASSETS		960,055,320	793,026,723

NON-CURRENT ASSETS
Other non-current financial assets	6	13,598,670	28,295,886
Other non-current non-financial assets		1,463,429	10,884,644
Non-current receivables	7	151,608,768	126,461,117
Investments accounted for using the equity method	11	582,198,848	581,743,347
Intangible assets other than goodwill	12	45,679,853	44,354,510
Goodwill	13	106,399,041	100,085,306
Property, plant, and equipment, net	14	4,603,902,502	4,253,906,589
Deferred tax assets	15	97,106,685	96,113,683

TOTAL NON-CURRENT ASSETS		5,601,957,796	5,241,845,082

TOTAL ASSETS		6,562,013,116	6,034,871,805

The attached notes are an integral part of these consolidated financial statements

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

At  December 31, 2011 and 2010

(In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Note	12-31-2011	12-31-2010
		ThCh$	ThCh$

CURRENT LIABILITIES
Other current financial liabilities	16	305,557,690	252,708,694
Trade and other current payables	19	357,781,381	377,477,705
Accounts payable to related companies	8	135,386,489	223,038,793
Other current provisions	20	36,861,198	44,557,382
Current tax liabilities	10	92,175,628	52,742,191
Current provisions for employee benefits	21	—	2,703,107
Other current non-financial liabilities		9,466,893	7,761,880

TOTAL CURRENT LIABILITIES		937,229,279	960,989,752

NON-CURRENT LIABILITIES
Other non-current financial liabilities	16	1,728,093,903	1,538,650,097
Other non-current payables	19	—	3,738,357
Other long-term provisions	20	12,301,639	20,918,513
Deferred tax liabilities	15	338,888,981	347,009,839
Non-current provisions for employee benefits	21	36,569,407	28,653,226
Other non-current no financial liabilities		67,790,334	30,084,829

TOTAL NON-CURRENT LIABILITIES		2,183,644,264	1,969,054,861

TOTAL LIABILITIES		3,120,873,543	2,930,044,613

EQUITY
Issued capital	22	1,331,714,085	1,331,714,085
Retained earnings		1,636,787,540	1,442,314,476
Share premium	22	206,008,557	206,008,557
Other reserves	22	(615,972,185)	(603,550,240)
Equity attributable to the owners of the parent company		2,558,537,997	2,376,486,878

Non-controlling interest		882,601,576	728,340,314

TOTAL EQUITY		3,441,139,573	3,104,827,192

TOTAL LIABILITIES AND EQUITY		6,562,013,116	6,034,871,805

The attached notes are an integral part of these consolidated financial statements

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

STATEMENT OF COMPREHENSIVE INCOME Net Income	Note	2011	2010	2009
		ThCh$	ThCh$	ThCh$

Sales	23	2,387,451,263	2,397,944,527	2,406,367,778
Other operating income	23	17,038,942	37,437,927	12,551,577
Total Revenues		2,404,490,205	2,435,382,454	2,418,919,355

Raw materials and consumables used	24	(1,217,260,077)	(1,191,327,819)	(976,145,889)
Contribution Margin		1,187,230,128	1,244,054,635	1,442,773,466

Other work performed by the entity and capitalized		10,597,856	10,126,628	731,901
Employee benefits expenses	25	(80,389,456)	(80,066,349)	(75,564,322)
Depreciation and amortization expense	26	(176,447,100)	(179,007,900)	(196,142,075)
Reversal of impairment loss (impairment loss) recognized in the year’s profit or loss	26	(9,472,766)	(706,125)	(43,999,600)
Other expenses	27	(143,548,052)	(103,677,256)	(110,868,779)
Operating Income		787,970,610	890,723,633	1,016,930,591

Other gains (losses)		2,010,780	1,894,099	(25,294)
Financial income	28	28,039,261	10,083,190	25,315,918
Financial costs	28	(137,535,382)	(142,256,150)	(188,368,384)
Share of profit (loss) of associates accounted for using the equity method	11	123,033,273	91,673,758	98,457,836
Foreign currency exchange differences	28	(6,466,655)	15,618,964	(17,017,325)
Profit (loss) from indexed assets and liabilities	28	(5,332,672)	(3,162,695)	9,275,308

Net Income before tax		791,719,215	864,574,799	944,568,650
Income tax	29	(210,564,505)	(179,964,192)	(172,468,296)
Net income from continuing operations		581,154,710	684,610,607	772,100,354
NET INCOME		581,154,710	684,610,607	772,100,354

Net Income attributable to
Owners of parent company		446,874,043	533,555,794	627,053,406
Non-controlling interests		134,280,667	151,054,813	145,046,948
NET INCOME		581,154,710	684,610,607	772,100,354

Basic earnings per share

Basic earnings per share from continuing operations	Ch$/ share	54.49	65.05	76.45
Basic earnings per share	Ch$/ share	54.49	65.05	76.45

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$/ share	54.49	65.05	76.45
Diluted earnings per share	Ch$/ share	54.49	65.05	76.45

The attached notes are an integral part of these consolidated financial statements

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

STATEMENT OF COMPREHENSIVE INCOME	Note	2011	2010	2009
		ThCh$	ThCh$	ThCh$

Net Income		581,154,710	684,610,607	772,100,354

Components of other comprehensive income, before taxes
Exchange differences on translation
Foreign currency translation gains (losses), before taxes		148,898,757	(71,162,059)	(226,884,446)
Total exchange differences on translation		148,898,757	(71,162,059)	(226,884,446)

Available-for-sale financial assets
Gains (losses) from measuring of available-for-sale financial assets, before taxes		(55,554)	(840)	55,354
Total available-for-sale financial assets		(55,554)	(840)	55,354

Cash flow hedge
Gains (losses) from cash flow hedge, before taxes		(105,712,956)	39,403,869	215,731,150
Total cash flow hedge		(105,712,956)	39,403,869	215,731,150

Actuarial gains (losses) on defined benefit plans	21	(3,491,914)	(938,426)	(1,425,917)
Total other components of other comprehensive income, before taxes		39,638,333	(32,697,456)	(12,523,859)

Income tax related to components of other comprehensive income
Income tax related to available-for-sale financial assets.		9,444	143	(9,563)
Income tax related to cash flow hedge.		17,363,818	(7,544,962)	(37,339,636)
Income tax related to defined benefit plans		537,200	210,906	754,710
Total income tax		17,910,462	(7,333,913)	(36,594,489)

Total other comprehensive income		57,548,795	(40,031,369)	(49,118,348)
TOTAL COMPREHENSIVE INCOME		638,703,505	644,579,238	722,982,006

Comprehensive income attributable to
Owners of parent company		425,287,567	499,510,421	703,772,844
Non-controlling interests		213,415,938	145,068,817	19,209,162
TOTAL COMPREHENSIVE INCOME		638,703,505	644,579,238	722,982,006

The attached notes are an integral part of these consolidated financial statements

ENDESA CHILE AND SUBSIDIARIES

Statement of Changes in Equity

For the years ended December 31, 2011, 2010, and 2009

(In thousands of Chilean pesos)

			Changes in Other Reserves
Statement of Changes in Net Equity	Issued Capital	Share Premium	Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for actuarial gains and losses on defined benefit plans	Reserve for gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent company	Non-controlling interests	Total Equity
Equity at beginning of year 01-01-2011	1,331,714,085	206,008,557	19,847,960	104,200,016	—	49,393	(727,647,609)	(603,550,240)	1,442,314,476	2,376,486,878	728,340,314	3,104,827,192
Changes in equity
Comprehensive income
Net income									446,874,043	446,874,043	134,280,667	581,154,710
Other comprehensive income			73,813,662	(86,589,973)	(8,764,055)	(46,110)	—	(21,586,476)		(21,586,476)	79,135,271	57,548,795
Comprehensive income										425,287,567	213,415,938	638,703,505
Dividends									(240,773,372)	(240,773,372)		(240,773,372)
Increase (decrease) through transfers and other changes	—	—	—	—	8,764,055	—	400,476	9,164,531	(11,627,607)	(2,463,076)	(59,154,676)	(61,617,752)
Total changes in equity	—	—	73,813,662	(86,589,973)	—	(46,110)	400,476	(12,421,945)	194,473,064	182,051,119	154,261,262	336,312,381
Equity at end of year 12-31-2011	1,331,714,085	206,008,557	93,661,622	17,610,043	—	3,283	(727,247,133)	(615,972,185)	1,636,787,540	2,558,537,997	882,601,576	3,441,139,573

			Changes in Other Reserves
Statement of Changes in Net Equity	Issued Capital	Share Premium	Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for actuarial gains and losses on defined benefit plans	Reserve for gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent company	Non-controlling interests	Total Equity
Equity at beginning of year 01-01-2010	1,331,714,085	206,008,557	73,027,963	79,113,232	—	50,090	(727,647,609)	(575,456,324)	1,106,819,324	2,069,085,642	885,916,210	2,955,001,852
Changes in equity
Comprehensive income
Net income									533,555,794	533,555,794	151,054,813	684,610,607
Other comprehensive income			(53,180,003)	25,086,784	(5,951,457)	(697)	—	(34,045,373)		(34,045,373)	(5,985,996)	(40,031,369)
Comprehensive income										499,510,421	145,068,817	644,579,238
Dividends									(192,109,185)	(192,109,185)		(192,109,185)
Increase (decrease) through transfers and other changes	—	—	—	—	5,951,457	—	—	5,951,457	(5,951,457)	—	(302,644,713)	(302,644,713)
Total changes in equity	—	—	(53,180,003)	25,086,784	—	(697)	—	(28,093,916)	335,495,152	307,401,236	(157,575,896)	149,825,340
Equity at end of year 12-31-2010	1,331,714,085	206,008,557	19,847,960	104,200,016	—	49,393	(727,647,609)	(603,550,240)	1,442,314,476	2,376,486,878	728,340,314	3,104,827,192

			Changes in Other Reserves
Statement of Changes in Net Equity	Issued Capital	Share Premium	Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for actuarial gains and losses on defined benefit plans	Reserve for gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent company	Non-controlling interests	Total Equity
Equity at beginning of year 01-01-2009	1,331,714,085	206,008,557	171,195,873	(96,826,564)	—	4,299	(727,647,609)	(653,274,001)	714,281,371	1,598,730,012	1,103,224,206	2,701,954,218
Beginning balance, adjusted	1,331,714,085	206,008,557	171,195,873	(96,826,564)	—	4,299	(727,647,609)	(653,274,001)	714,281,371	1,598,730,012	1,103,224,206	2,701,954,218
Changes in equity
Comprehensive income
Net income									627,053,406	627,053,406	145,046,948	772.100.354
Other comprehensive income			(98,167,910)	176,903,759	(2,062,202)	45,791	—	76,719,438		76,719,438	(125,837,786)	(49.118.348)
Comprehensive income								—		703,772,844	19,209,162	722.982.006
Dividends								—	(231,757,816)	(231,757,816)		(231.757.816)
Increase (decrease) through transfers and other changes	—	—	—	(963,963)	2,062,202	—	—	1,098,239	(2,757,637)	(1,659,398)	(236,517,158)	(238.176.556)
Total changes in equity	—	—	(98,167,910)	175,939,796	—	45,791	—	77,817,677	392,537,953	470,355,630	(217,307,996)	253.047.634
Equity at end of year 12-31-2009	1,331,714,085	206,008,557	73,027,963	79,113,232	—	50,090	(727,647,609)	(575,456,324)	1,106,819,324	2,069,085,642	885,916,210	2,955,001,852

The attached notes are an integral part of these consolidated financial statements

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flow

For the fiscal years ended December 31, 2011, 2010, and 2009

(In thousands of Chilean pesos)

Indirect Statement of Cash Flow	Note	2011	2010	2009
		ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities
Net Income		581,154,710	684,610,607	772,100,354

Adjustments to reconcile net income
Adjustments for income tax expense	29	210,564,505	179,964,192	172,468,296
Adjustments for decrease (increase) in inventories		(9,601,471)	(873,778)	(793,538)
Adjustments for decrease (increase) in trade accounts receivable		(114,417,597)	(76,456,490)	13,387,623
Adjustments for decrease (increase) in other operating receivables		(28,621,797)	(10,083,190)	(25,315,918)
Adjustments for increase (decrease) in trade accounts payable		(104,960,151)	(12,215,651)	(130,366,242)
Adjustments for increase (decrease) in other operating payables		133,060,954	139,998,316	165,776,683
Adjustments for depreciation and amortization expense	26	176,447,100	179,007,900	196,142,075
Adjustments for impairment loss (reversal of impairment loss) recognized in the year’s profit or loss	26	9,472,766	706,125	43,999,600
Adjustments for provisions		(13,055,101)	(495,581)	3,249,264
Adjustments for unrealized foreign exchange losses (gains)	28	6,466,655	(15,618,964)	17,017,325
Adjustments for undistributed profits of associates	11	(123,033,273)	(91,673,758)	(98,457,836)
Other adjustments for non-cash items		206,784,657	140,165,662	51,002,270

Total adjustments to reconcile net income		349,107,247	432,424,783	408,109,602

Income tax refunded (paid)		(232,151,601)	(261,341,269)	(184,639,994)
Other cash inflows (outflows)		(13,004,222)	—	—

Net cash flows from (used in) operating activities		685,106,134	855,694,121	995,569,962

Cash flows from (used in) investment activities
Cash flows used in purchases of non-controlling interests		—	(88,979,632)	(208,922,322)
Loans to related companies		(35,527,662)	(125,666,819)	(8,974,911)
Proceeds from the sale or property, plant, and equipment		4,808,823	1,463,080	4,806,509
Purchase of property, plant, and equipment		(266,667,712)	(254,609,306)	(315,589,508)
Purchases of intangible assets		(3,940,411)	(4,180,226)	(411,575)
Proceeds from other long-term assets		41,114	—	—
Purchases of other long-term assets		—	(263,466)	—
Dividends received		100,121,048	54,218,010	75,347,648
Interest received		6,138,870	1,525,208	2,441,046
Other inflows (outflows) of cash		—	—	9,847,726
Net cash flows from (used in) investing activities		(195,025,930)	(416,493,151)	(441,455,387)

Cash flows from (used in) financing activities
Proceeds from long-term loans		219,433,669	152,550,484	356,837,676
Total proceeds from loans		219,433,669	152,550,484	356,837,676
Loans from related companies		44,160,543	162,244,249	11,436,262
Repayments from borrowings		(149,315,986)	(436,075,044)	(671,425,988)
Payments of finance lease liabilities		(8,811,381)	(22,261,038)	(3,171,884)
Payments from loans to related companies		(34,110,125)	—	(58,538,059)
Dividends paid		(368,222,978)	(303,502,026)	(321,098,242)
Interest paid		(109,669,012)	(118,988,001)	(114,393,219)
Other inflows (outflows) of cash		(10,019,318)	18,140,940	—
Net cash flows from (used in) financing activities		(416,554,588)	(547,890,436)	(800,353,454)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		73,525,616	(108,689,466)	(246,238,879)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		14,486,809	(4,478,904)	(26,540,872)
Net increase (decrease) in cash and cash equivalents		88,012,425	(113,168,370)	(272,779,751)
Cash and cash equivalents at beginning of year		333,269,859	446,438,229	719,217,980
Cash and cash equivalents at end of year	5	421,282,284	333,269,859	446,438,229

The attached notes are an integral part of these consolidated financial statements

ENDESA CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Environment	F-102

35.	Summarized Financial Information of Subsidiaries and Jointly Controlled Companies	F-103

Appendix No.1	Endesa Chile Group Companies	F-105

Appendix No.2	Changes in the Scope of Consolidation	F-106

Appendix No.3	Associated Companies	F-106

Appendix No.4	Additional Information on Financial Debt	F-107

Appendix No.5	Assets and Liabilities in Foreign Currencies	F-111

ENDESA CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2011 AND 2010

(In thousands of Chilean pesos)

1.                            THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Empresa Nacional de Electricidad S.A. (hereinafter the Parent Company or the Company) and its subsidiaries comprise the Endesa Group Chile (hereinafter Endesa or the Group).

Endesa Chile is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No.76, in Santiago, Chile. The Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC), and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1994 and on the Latibex since 2001.

Endesa Chile is a subsidiary of Enersis S.A., a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created by a public deed dated December 1, 1943. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944, authorized the creation of the company and approved its by-laws. For tax purposes, the Company operates under Chilean tax identification number 91,081,000-6.

As of December 31, 2011, the Group had 2,447 employees. During 2011, the Group averaged a total of 2,395 employees. See Note 32 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. Its corporate purpose also includes investing in financial assets, developing projects, and carrying out activities in the energy industry and in other fields in which electrical energy is essential, and participating in public civil or hyadraulic infrastructure concessions, in which it may participate directly or through subsidiaries or associated companies that are either in Chile or abroad.

The Company’s 2010 consolidated financial statements were approved by the Board of Directors at a meeting held on January 26, 2011. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 26, 2011, which gave its final approval on the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the main economic environment in which Endesa Chile operates. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.k.

2.         BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1 Accounting principles

The December 31, 2011 consolidated financial statements of Endesa Chile and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (hereinafter “IASB”), and approved by its Board of Directors at its meeting held on January 31, 2012.

These consolidated financial statements present fairly the financial position of Endesa Chile and its subsidiaries as of December 31, 2011 and 2010, as well as the results of operations, the changes in equity, and the cash flows for the years ending December 31, 2011, 2010 and 2009.

These consolidated financial statements voluntarily present the figures for the 2009 fiscal year consolidated statement of comprehensive income, consolidated statement of cash flow, and consolidated statement of changes in equity, along with their corresponding notes.

These consolidated financial statements have been prepared using cost method accounting applied to the business in operation principle except, in accordance with IFRS, those assets and liabilities that are reported at a fair value and those non-current assets and groups that are available for sale, which are recorded at the book value or the fair value minus sales costs, whichever is lower (see Note 3).

The consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS and the criteria of the IFRS Interpretation Committee, (hereinafter IFRIC).

2.2      New accounting pronouncements

a)        Accounting pronouncements in effect since January 1, 2011:

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS 32: Classification of rights issuing

Stipulates that the purchase option rights, options, or certificates of a specific number of the company’s own equity instruments, for a set amount in any currency, shall constitute equity instruments if the company offers the rights to all shareholders in proportion to their stock ownership.

Annual periods beginning on or after February 1, 2010.

IFRIC19: Extinguishing financial liabilities with equity instruments

Establishes that the equity instruments issued by a company to a creditor to pay a financial liability, either wholly or partially, shall constitute a “consideration paid.” These equity instruments will be recorded at their fair value at their initial acknowledgement unless this value cannot be reliably determined, in which case they will be valued in such a way as to reflect the best possible estimate of their fair value.

Annual periods beginning on or after July 1, 2010.

IAS 24 Revised: Related party disclosures

Clarifies the definition of related parties and updates the requirements for disclosure. It includes an exemption for certain disclosures on transactions between entities that are controlled, jointly controlled, or significantly influenced by the State.

Annual periods beginning on or after January 1, 2011.

Amendment to IFRIC 14: Prepayments of a minimum funding requirement

Eliminates an unintended consequence of the treatment of prepayments of minimum funding requirements, in some circumstances where there is an obligation to maintain a minimum level of financing for defined.

Annual periods beginning on or after January 1, 2011.

Improvements to the IFRS (issued in 2010) Affects standards: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34, and IFRIC 13.	Mostly to annual periods beginning on or after January 1, 2011.

The application of these accounting pronouncements has not had any significant effects for the Group. The remaining accounting criteria applied in 2011 are consistent with those applied in 2010.

b)        Accounting pronouncements effective for periods beginning January 1, 2012 or later:

As of the issuance date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but they were not yet mandatory:

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IFRS 7: Financial instruments: Disclosures — Transfers of financial assets
Modifies the information required when financial assets are transferred in order to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation.

Annual periods beginning on or after July 1, 2011.

Amendment to IAS 12: Income taxes — Recovery of underlying assets
Makes an exception to the general principles of IAS 12 for investment properties that are measured using the fair value model contained in IAS 40, “Investment Properties.”

Annual periods beginning on or after January 1, 2012.

Amendment to IAS 1: Presentation of financial statements
Modifies aspects of presenting the components of “Other comprehensive income,” requiring that these components be grouped into those that will and those that will not subsequently be reclassified as losses and gains.

Annual periods beginning on or after July 1, 2012.

IFRS 10: Consolidated financial statements
Establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

Annual periods beginning on or after January 1, 2013.

IFRS 11: Joint arrangements
Redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint business) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint businesses.

Annual periods beginning on or after January 1, 2013.

IFRS 12: Disclosures of interests in other entities
Requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013.

IFRS 13: Fair value measurement
Establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013.

Standards, Interpretations, and Amendments	Mandatory Application for:

New IAS 27: Separate financial statements
When IFRS 10 was issued, it eliminated from IAS 27 everything connected with consolidated financial statements, restricting its scope only to separate financial statements.

Annual periods beginning on or after January 1, 2013.

New IAS 28: Investments in associates and joint ventures
Modified by the effect of the issuance of IFRS 10 and IFRS 11 in order to make the definitions and other clarifications contained in these new IFRS consistent.

Annual periods beginning on or after January 1, 2013.

Amendment to IFRS 7: Financial instruments: Disclosures Clarifies the disclosure requirements for the offsetting of financial assets and liabilities.	Annual periods beginning on or after January 1, 2013.

Amendment to IAS 19: Employee benefits
Modifies recognition and disclosure of changes in the obligations from defined benefit plans and in the assets affected by the plan, eliminating the corridor method and accelerating recognition of costs from past services.

Annual periods beginning on or after January 1, 2013.

Amendment to IAS 32: Financial instruments: Presentation
Clarifies the requirements for the offsetting of financial assets and financial liabilities in order to eliminate the inconsistencies from applying the current IAS 32 criteria for offsetting.

Annual periods beginning on or after January 1, 2014.

IFRS 9: Financial Instruments: Classification and measurement
The first stage of the IASB project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” Modifies classification and measurement of financial assets and includes treatment and classification of financial liabilities.

Annual periods beginning on or after January 1, 2015.

The Group is still assessing the impact of applying IFRS 9, IFRS 10, IFRS 11, IFRS 12, and IFRS 13 from the date they go into effect. In Management’s opinion, the application of the other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Endesa Chile and its subsidiaries.

2.3 Responsibility for the information given and the estimates made

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards that are applicable to the Group have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements.

These estimates basically refer to:

•            The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.d).

•            The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary increases, and others (see Note 21).

•            The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).

•            The assumptions used to calculate the fair value of financial instruments (see Notes 3.f.5 and 18).

•            Energy supplied to customers whose meter readings are pending.

•            Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements.

•            The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.j).

•            Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

•            The tax results of the various subsidiaries of Endesa Chile that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.m).

Although these estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent years. This change would be done prospectively, recognizing the effects of such an estimation change in the corresponding future consolidated financial statements.

2.4 Subsidiaries and jointly controlled entities

Subsidiaries are defined as entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such entities.

Jointly controlled entities are those in which the situation described in the preceding paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix No.1 of these consolidated financial statements, entitled “Endesa Chile Group Companies”, describes Endesa Chile’s relationship with each of its subsidiaries and jointly controlled entities.

2.4.1    Changes in the scope of consolidation

During the 2011 and 2010 fiscal years, there were no significant changes in Endesa Chile’s scope of consolidation.

The section titled “Changes in the Endesa Chile Group’s scope of consolidation,” included as Appendix No. 2 to these consolidated financial statements, lists the companies included within the scope of the Group’s consolidation, together with information on the Group’s respective ownership interest percentages.

2.4.2    Consolidated companies with an ownership interest of less than 50%

Although the Endesa Chile Group holds less than a 50% interest in Emgesa S.A. E.S.P., it is considered a subsidiary since Endesa Chile exercises control over the entity, either directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition, and shareholder classes.

2.4.3    Companies not consolidated with an ownership interest of over 50%

Although the Endesa Chile Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén, S.A. (Aysén), it is considered a jointly controlled entity since the Group, through contracts and agreements with shareholders, exercises joint control of the company.

2.5 Associated companies

Associated Companies are those in which Endesa Chile S.A., either directly or indirectly, exercises significant influence. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.g).

Appendix No.3 to these consolidated financial statements, entitled “Associated Companies,” describes Endesa Chile’s relationship with each associated company.

2.6 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

Jointly controlled entities are consolidated using the proportional consolidation method. Endesa Chile recognizes, line by line, its share of the assets, liabilities, income, and expenses of such entities, so the adding of balances and subsequent eliminations take place only in proportion to Endesa Chile’s ownership interest in them.

The comprehensive income of subsidiaries and jointly controlled entities is included in the consolidated comprehensive income statement from the effective date of acquisition until the effective date of disposal or termination of joint control, as applicable.

The parent company’s and its subsidiaries’ operations, as well as those of jointly controlled entities, have been consolidated under the following basic principles:

1.     At the date of acquisition, the assets, liabilities, and contingent liabilities of the subsidiary or jointly controlled entity are recorded at market value. If, in the parent company’s stake, there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the company acquired, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, it is recorded as a credit to income

2.     Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Other comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.     The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows:

a.   For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.   For items in the comprehensive income statement, the average exchange rate for the year is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.   Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

Exchange differences arising in the conversion of the financial statements are recognized in the item “Exchange difference on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 22.2).

Translation adjustments that existed at Endesa Chile’s transition date to IFRS, January 1, 2004, were deemed to be zero and transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 22.5l).

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.                            ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)                            Property, plant, and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•                      Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.89% and 8.83%. The amount capitalized for this concept amounted to ThCh$ 29,922,494, ThCh$ 11,744,123, and ThCh$ 4,745,501 for the periods ended December 31, 2011, 2010, and 2009, respectively.

•                      Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2011, 2010, and 2009 were ThCh$ 10,597,856, ThCh$ 10,126,128, and ThCh$ 731,901, respectively

•                      Future disbursements that the Endesa Chile must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. Endesa Chile and its subsidiaries review their estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 20).

•                      Items acquired before Endesa Chile’s date of transition to IFRS, on January 1, 2004, include in the purchasing cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the property, plant and equipment for inflation as of that date (see Note 22.5I).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Expenses for periodic maintenance, conservation, and repair are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.d, considers that the book value of assets does not exceed their net recoverable value.

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main categories of property, plant, and equipment with their respective estimated useful lives:

Categories of Property, plant, and equipment	Years of estimated useful life
Buildings	22 - 100
Plant and equipment	3 - 65
IT Equipment	3 - 15
Fixtures and Fittings	5 - 21
Motor Vehicles	5 - 10
Other	2 - 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating Facilities:
Hydroelectric power plants
Civil engineering works	35 - 65
Electromechanical equipment	10 - 40
Coal-fired / fuel-oil power plants	25 - 40
Combined cycle plants	10 - 25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10 - 60
Low- and medium-voltage network	10 - 60
Measuring and remote control equipment	3 - 50
Other facilities	4 - 25

Regarding the administrative concession held by the Group’s electric companies, the following lists the years remaining until expiration for the concession that does not have an indefinite term:

Concession holder and operator	Country	Concession term	Period remaining until expiration
Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	12 years

The Group’s management evaluated the specific contract term of each of the aforementioned concessions and concluded that there are no determining factors indicating that the grantor (a government entity) controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” which establishes how to record and value certain types of concessions (see Note 3.c.1 for concession agreements within the scope of IFRIC 12).

Concession contracts not covered under IFRIC 12 are recognized according to general criteria. To the extent that the Group recognizes assets as property, plant, and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any abligation to invest, improve or replace is considered in the estimation of  impairment to Property, Plant, and Equipment as future contractual cash outflow necessary to obtain future cash inflow.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)                            Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent assets and liabilities of a subsidiary at the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the acquired assets and liabilities and of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of transition to IFRS, on January 1, 2004, is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Notes 13 and 22.5.l).

Goodwill is not amortized; instead, at each period end the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.d).

c)                            Intangible assets other than goodwill

c.1)                 Concessions

IFRIC 12 “Service Concession Agreements” provides accounting guidelines for public-to-private service concession agreements. This accounting interpretation applies if:

a) The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b) The grantor controls - through ownership, beneficial entitlement, or otherwise — any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, an intangible assets is recognized to the extent that the operator receives the right to charge the users of the public service, provided that these rights are contingent on the degree to which the service is used.

These intangibles are initially recognized at cost, with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

The Group operates administrative concessions in which the counterpart is a government entity.  The El Melón Tunnel is the only concession with determining factors leading to the conclusion that the requirements explained above are met simultaneously.

In the concession on the El Melón Tunnel, the Chilean Ministry of Public Works (the “MOP”) and our subsidiary Sociedad Concesionaria Túnel El Melón S.A. signed a concession agreement that establishes both the services the operator must provide and the price of these services. The concession right expires in June 2016, at which time the MOP recovers the right to exploit the El Melón Tunnel assets, with no need for the MOP to meet any specific conditions.

The Group has applied the intangibles method established in IFRIC 12. It has not recognized any financial assets in connection with the El Melón Tunnel concession since the agreement signed with the MOP does not provide for guaranteed revenues regardless of circumstances.

The following subsidiary has recognized an intangible asset for its concession agreements:

Concession Holder and Operator	Country	Term	Period remaining to expiration
Sociedad Concesionaria Túnel el Melón S.A. (Highway infrastructure)	Chile	23 years	5 years

c.2)                 Research and development expenses

Endesa Chile and its subsidiaries follow the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ChTh$ 812,917 in 2011. No expenses were recorded for this item in the 2010 and 2009 fiscal years.

c.3)                 Other intangible assets

These intangible assets correspond primarily to computer software, easements, and water rights. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software programs are amortized, on average, over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

The criteria for recognizing the impairment losses of these assets and, if applicable, the impairment loss recoveries recorded in previous fiscal years are explained in letter e) of this Note.

d)                            Asset impairment

During the period, and principally at period end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 3.2% and 7.0%, which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current value of money and the risk premiums generally used by analysts for the specific business activity and country involved.

The following discount rates, before tax and expressed in nominal terms, were applied in 2011 and 2010:

		2011		2010
Country	Currency	Minimum	Maximum	Minimum	Maximum

Chile	Chilean peso	9.2%	10.1%	7.5%	8.7%
Argentina	Argentine peso	17.1%		16.8%	16.9%
Brazil	Brazilian real	9.5%	11.6%	9.6%	10.8%
Peru	Peruvian sol	9.3%		7.9%
Colombia	Colombian peso	10.9%		9.6%

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

The following procedure is used to determine the need to adjust financial assets for impairment:

•                                          In the case of commercial assets, the policy of Endesa Chile and its subsidiaries is to record impairment through an allowance account based on the age of past-due balances. This policy is generally applied except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically owned companies.

•                                          In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non-commercial financial assets

e)                            Leases

The Group applies IFRIC 4 to assess whether an agreement is or contains a lease. Leases that transfer to the lessee substantially all of the risks and rewards inherent in ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which Endesa Chile and its subsidiaries act as lessees are recognized when the agreement begins.  At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are divided between finance expense and principal reduction. The finance expense is recorded in the income statement and distributed over the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset depreciates on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset depreciates over the shorter term between the useful life of the asset and the term of the lease.

Operating lease payments are expensed on a straight-line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)                              Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one company and a financial liability or equity instrument in another company.

f.1)                 Financial assets other than derivatives

Endesa Chile and its subsidiaries classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 11) and those held for sale into four categories:

•                                Trade and other current receivables and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

•                                Held-to-maturity investments: Investments that Endesa Chile intends to hold and is capable of holding until their maturity is accounted for at amortized cost as defined in the preceding paragraph.

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

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. For interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined. When this occurs, those interests are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Changes in fair value, net of tax, are recorded in the consolidated statement of comprehensive income: Other comprehensive results, until the investments are disposed of, at which time the amount accumulated in this account for that investment is fully charged to the period’s profit or loss.

Should the fair value be less than the acquisition cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the period’s losses.

Purchases and sales of financial assets are accounted for using their trade date.

f.2)                 Cash and cash equivalents

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid short-term investments readily convertible to cash and which are subject to insignificant risk of changes in value.

f.3)                 Financial liabilities other than derivatives

Financial liabilities are generally recorded based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are valued at their amortized cost, using the effective interest rate method (see Note 3.f.1).

In the particular case that a liability is the underlying item of a fair value hedge derivative, as an exception, such liability will be valued at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 16, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment’s currency.

f.4)                 Derivative financial instruments and hedge accounting

Derivatives held by Endesa Chile and its subsidiaries are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive value is recorded in “Trade and other current receivables,” and negative values are recorded in “Trade and other current liabilities.”

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recorded as follows:

•                                Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value, as is the hedge instrument, and any changes in the value of both are recorded in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

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

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

•                  The sole purpose of the agreement is for the Group’s own use.

•                  The future projections of Endesa Chile and its subsidiaries justify the existence of these agreements for its own use.

•      Past experience with agreements shows that they have been utilized for the Group’s own use, except in certain isolated cases when they had to be used for exceptional reasons or reasons associated with logistical issues beyond the control and projection of Endesa Chile and its subsidiaries.

•      The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by Endesa Chile and its subsidiaries, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, the electricity purchase contracts are used to make sales to end-customers, and the electricity sale contracts are used to sell the company’s own product.

The Company also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that the set is not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

f.5)     Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

•           For derivatives traded on a formal market, by its quoted price as of year-end.

•           Endesa Chile and its subsidiaries value derivatives not traded on formal markets by using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as of year-end.

Using the procedures described, the Group classifies financial instruments at the following levels:

Level 1:     Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2:     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:     Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

f.6)     Derecognition of financial assets

Financial assets are derecognized when:

•           The contractual rights to receive cash flows related to the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more receivers.

•           The Group has substantially transferred the risks and rewards of ownership of the financial asset, or, when it neither transfers nor retains substantially all the risks and rewards but does not retain control over the asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.f.1).

g)         Investments accounted for using the equity method

Investments in associates in which the Group has significant influence are recorded using the equity method.

The equity method consists of recording the investment in the statement of financial position based on the share of its equity that Endesa Chile’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless there is a commitment from Endesa Chile to support the Company’s negative equity situation, in which case a provision is recorded.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which Endesa Chile is entitled based on its interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No.3, “Endesa Chile Associated Companies,” included in these consolidated financial statements, provides information about Endesa Chile’s relationship with each of its associates.

h)         Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

i)          Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded directly under “Equity-Retained earnings”.  As of December 31, 2011, there are no treasury shares, and no transactions with treasure shares were made during the 2011, 2010, or 2009 fiscal years.

j)          Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact the equity of Endesa Chile and its subsidiaries, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that Endesa Chile and its subsidiaries will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

j.1)      Provisions for post-employment and other similar obligations

Endesa Chile and some of its subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

Actuarial gains and losses arising in the measurement of the liabilities connected with these plans are recognized directly under “Equity - Retained earnings.”

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

Likewise, at the end of each fiscal year, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

Endesa Chile and its subsidiaries have established a policy to hedge the portion of their revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

l)          Current / Non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations may be classified as long-term liabilities.

m)        Income tax

Income taxes for the fiscal year are determined as the sum of current taxes from Endesa Chile’s different subsidiaries and result from applying the tax rate to the taxable base for the year, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized.

Current taxes and changes in deferred tax assets and liabilities not arising from business combinations are recorded in income or in equity in the statement of financial position, based on where the gains or losses originating them were recorded.

Deferred tax assets and tax credits are recognized only when it is likely that future tax gains will be sufficient to recover deductions for temporary differences and make use of tax credits.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly-controlled companies in which Endesa Chile can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

n)         Revenue and expense recognition

Revenues and expenses are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the ordinary activities of Endesa Chile and its subsidiaries in the fiscal year occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

Endesa Chile and its subsidiaries exclude  from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services of a similar nature, the exchange is not regarded as a revenue-generating transaction.

Endesa Chile and its subsidiaries record the net amount non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

o)         Earnings per share

Basic earnings per share are calculated by dividing net income attributable to owners of the Parent (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of the shares of the Parent, if any, held by any of the Group subsidiaries.

During years ending December 31, 2011 and 2010, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

p)         Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to its shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Endesa Chile’s highly fragmented share capital, as of the end of each period the amount of the dividend obligation to its shareholders is determined, net of interim dividends approved during the year, and then accounted for in “Trade and other current payables” or “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

q)         Cash flow statement

The cash flow statement reflects the changes in cash that took place during the period in relation to both continuing and discontinued operations, calculated using the indirect method. The following terms are used in the consolidated cash flow statements:

•          Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•          Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•           Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents

•          Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.         SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

a)         Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining —whose compiled and coordinated text was established in DFL No.4 issued in 2006 by the Ministry of Economy (the Electricity Law)— as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SNE), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which will be responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“CChEN”), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy.  The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

The Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is divided into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. Given their characteristics, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

Therefore, a company’s decision to generate electricity is subject to the CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generating company may have the following types of customers:

(i)        Regulated customers: Those residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors will be replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii)       Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 2,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 2,000 kW, as indicated in the preceding paragraph, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum stay of at least four years under each pricing system.

(iii)      Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC.  In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CDEC to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Beginning in 2010 with the enactment of Law 20,018, distribution companies must have enough supply permanently available to cover their entire demand projected for a period of three years; to do so, they must carry out long-term public bidding processes.

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies. The principal aspect of this law is that at least 5% of generators’ energy sold to its customers come from renewable sources between years 2010 and 2014.  This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached.

b)         The rest of Latin America

In the other Latin American countries where the Group operates, different regulations are enforced. In general, regulations in Brazil, Argentina, Peru, and Colombia allow participation of private capital in the electricity sector, uphold free competition in electricity generation, and define criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in this activity. Unlike Chile, state-owned companies participate in the electricity sector together with private companies in the electricity generation, transmission, and distribution activities.

The participation of companies in different activities (generation, distribution, and commercial), is allowed, as long as these activities are properly separated, both from an accounting and corporate point of view. Nevertheless, the transmission sector is where the strictest restrictions are usually imposed, mainly due to its nature and the need to assure adequate access to all players.

In regards to the main characteristics of the electricity generation business, it can be said that in general, these are open markets in which private players are free to make their own investment decisions. The exceptions are: Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the electricity system’s expansion by establishing capacity quotas by technology (separate bids for thermal, hydraulic, or renewable energies) or participates directly by organizing public bids for specific projects; and Argentina where, despite the government’s promotion of initiatives to encourage electricity investments, such as “Energia Plus,” installed capacity has not increased as much as expected. On November 25, 2010, the Ministry of Energy and the participants in the electricity generation market signed an agreement that, among other aspects, seeks to increase new generation project developments financed with funds that make up part of the outstanding debt that the Argentine government has with electricity companies.

The operation in these countries is coordinated in a centralized manner in which an independent operator coordinates the dispatch of electrical charges.  Except for Colombia, where charge dispatched is based on prices offered by the players, in the other countries charge dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined.

Nevertheless, in Argentina and Peru to some extent there is currently intervention in setting prices in these marginal generation markets. This has occurred in Argentina since the 2002 crisis, and in Peru as a result of a recent Emergency Law enacted in 2008 that defines an idealized marginal cost, considering that no actual restrictions exist on the transportation system for gas and electricity.

In Colombia, Brazil, Peru, and Argentina, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market. The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users.

Initially, Argentine law contemplated that the selling price charged by generators to distributors would have to be obtained from a centralized calculation of the average spot price expected for the next six months. However, after the 2002 crisis, Argentine authorities have established the price arbitrarily, forcing intervention in the marginal system and provoking a mismatch between actual generation costs and payment of the demand through distributors. Additionally, energy that can be sold by generators is limited to the demand that each generator had sold via energy contracts during the May — June 2005 period.

In Brazil, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

In Colombia, distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market, and they are able to buy energy on the spot market. Prices paid by end users reflect an average of the purchase price. Since 2004, the CREG (the Colombian Energy and Gas Regulation Commission) is working on a proposal to modify the energy contracting system in the Colombian market.  Under the proposal, the existing contracting system will be modified into an electronic contract system.  This mechanism will replace the current bidding process for energy auctions with standardized commercial conditions, where contractual demand will be treated as a single aggregate demand.

In Peru, as in Chile, distributors are obligated to enter into contracts, and the legislation was amended so that public bids for energy would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. Authorities approve the terms and conditions for the bidding and set the maximum price for each bid.

With the exception of Colombia, in all the other countries there is some statute in force that promotes the use of renewable energy. In practical terms, there are no incentives or obligations similar to those in Chile that would push these renewable energy technologies to be competitive on a larger scale. Authorities are responsible for promoting specific bidding processes under special conditions in order to make these projects viable.

5.         CASH AND CASH EQUIVALENTS

a)         The detail of cash and cash equivalents as of December 31, 2011, 2010 and 2009 is as follows:

	Balance at
Cash and Cash Equivalents	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Cash balances	573,894	50,988	53,594
Bank balances	163,678,549	93,172,693	193,220,208
Time deposits	60,181,818	50,782,952	67,659,377
Other fixed-income instruments	196,848,023	189,263,226	185,505,050
Total	421,282,284	333,269,859	446,438,229

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of resale agreements maturing in 30 days or less. There are no amounts of cash and cash equivalents balances held by the Group that are not available for its use.

b)         The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Chilean peso	178,061,878	152,647,257	152,554,270
Argentine peso	18,496,001	13,504,738	11,629,007
Colombian peso	136,254,802	74,588,339	160,969,953
Brazilian real	192,957	12,943,946	13,346,169
Peruvian sol	29,927,607	79,297,297	107,638,574
U.S. dollar	58,349,039	288,282	300,256
Total	421,282,284	333,269,859	446,438,229

6.         OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2011 and 2010 is as follows:

	Balance at
	Current		Non-current
Other financial assets	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial investments — quoted equity securities	—	—	61,676	63,327
Available-for-sale financial investments — unquoted equity securities	—	—	2,803,729	2,422,288
Hedging derivatives (*)	723,067	54,650	9,385,907	25,387,885
Non-hedging derivatives (**)	47,504	17,551	—	91,262
Other assets	143,638	—	1,347,358	331,124
Total	914,209	72,201	13,598,670	28,295,886

(*)           See Note 18.2.a

(**)        See Note 18.2.b

7.         TRADE AND OTHER RECEIVABLES

a)    The detail of trade and other receivables as of December 31, 2011 and  2010 is as follows:

	Balance at
	12-31-2011		12-31-2010
Trade and Other Receivables, Gross	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, gross	302,621,918	151,608,768	252,783,856	126,461,117
Trade receivables, gross	257,415,659	148,367,033	226,788,911	122,260,714
Other receivables, gross	45,206,259	3,241,735	25,994,945	4,200,403

	Balance at
	12-31-2011		12-31-2010
Trade and Other Receivables, Net	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, net	296,146,589	151,608,768	250,678,552	126,461,117
Trade receivables, net	252,266,420	148,367,033	225,702,869	122,260,714
Other receivables, net	43,880,169	3,241,735	24,975,683	4,200,403

In general, balances in trade and other receivables do not accrue interest.

No single customer on an individual basis holds a balance that is significant in terms of the Group’s total sales or receivables.

Refer to Note 8.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies.

b)    As of December 31, 2011 and 2010, the balance of unimpaired past due trade receivables is as follows:

	Balance at
Trade accounts receivable past due and unpaid but not impaired	12-31-2011	12-31-2010
	ThCh$	ThCh$

Less than three months	3,747,049	4,198,270
Between three and six months	495,796	507,473
Between six and twelve months	76,278	569,018
More than twelve months	1,189,475	1,278,888
Total	5,508,598	6,553,649

c)     The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Trade receivables past due and impaired	Non-current
ThCh$
Balance at January 1, 2010	2,656,050
Increases (decreases) for the year (*)	308,268
Amounts written off	(697,530)
Foreign currency translation differences	(161,484)
Balance at December 31, 2010	2,105,304
Increases (decreases) for the year (*)	4,024,394
Amounts written off	(74,259)
Foreign currency translation differences	419,890
Balance at December 31, 2011	6,475,329

(*)        See Nota 26: Depreciation, amortization, and impairment losses.

8.                            BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Related party transactions are performed at current market conditions.

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related company transactions.

8.1                       Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidatable related companies are as follows:

a)                            Accounts receivable from related companies

							Balance at
Taxpayer ID							Current		Non-Current
No. (RUT)	Company	Description of transaction	Term of transaction	Nature of relationship	Currency	Country	12-31-2011	12-31-2010	12-31-2011	12-31-2010
							ThCh$	ThCh$	ThCh$	ThCh$
78,970,360-4	Agrícola e Inmobiliaria Pastos Verdes Ltda.	Other services	Less than 90 days	Associate	CH$	Chile	—	549	—	—
Foreign	Cia. Americana de Multiservicios de Colombia Ltda.	Commercial current account	Less than 90 days	Common immediate parent	CPs	Colombia	—	349	—	—
Foreign	Comercializadora de Energía del Mercosur S.A.	Commercial current account	Less than 90 days	Associate	Ar$	Argentina	2,618,194	1,533,175	—	—
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	15,519,410	33,803,725	—	—
96,800,570-7	Chilectra S.A.	Dividends	Less than 90 days	Common immediate parent	CH$	Chile	—	22	—	—
96,543,670-1	Cia. Americana de Multiservicios Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	9,087	—	—
Foreign	Compañía de Interconexión Energética S.A.	Commercial current account	Less than 90 days	Common immediate parent	US$	Brazil	8,412,834	714,803	—	—
Foreign	Codensa S.A. E.S.P.	Other services	Less than 90 days	Common immediate parent	CPs	Colombia	34,796,603	32,156,072	—	—
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	Soles	Peru	208,118	134,554	—	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common immediate parent	Soles	Peru	10,301,087	8,269,289	—	—
Foreign	Empresa Distribuidora Sur S.A.	Commercial current account	Less than 90 days	Common immediate parent	Ar$	Argentina	3,500	2,513	—	—
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	12,375	39,235	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Other services	Less than 90 days	Common immediate parent	CPs	Colombia	307,638	184,443	—	—
Foreign	Endesa Brasil S.A.	Other services	Less than 90 days	Associate	CH$	Brazil	—	86,611	—	—
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Immediate parent	CH$	Chile	365,090	530,371	—	—
Foreign	Generalima S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Peru	311,013	134,482	—	—
76,418,940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	CH$	Chile	591,541	533,218	—	—
76,418,940-K	GNL Chile S.A.	Loans receivable	Less than 90 days	Associate	US$	Chile	379,862	312,084	—	—
76,788,080-4	GNL Quintero S.A.	Other services	Less than 90 days	Associate	CH$	Chile	8,926,072	458,094	—	—
76,107,186-6	ICT Servicios informáticos Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	18,979	9,458	—	—
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	651	—	—	—
96,800,460-3	Luz Andes Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	3	1,714	—	—
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	90,728	—	—
Foreign	Endesa Latinoamérica S.A.U.	Commercial current account	Less than 90 days	Immediate parent	CPs	Colombia	—	27,787	—	—
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	12	—	—	—
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	7	—	—	—
Foreign	Distrilec Inversora S.A.	Dividends	Less than 90 days	Associate	US$	Argentina	10,492	—	—	—
Foreign	PH Chucas Costa Rica	Other services	Less than 90 days	Common immediate parent	CH$	Costa Rica	317,563	—	—	—
	Total						83,101,044	79,032,363	—	—

b)                           Accounts payables to related companies

							Balance at
Taxpayer ID							Current		Non-current
No. (RUT)	Company	Description of transaction	Term of transaction	Nature of relationship	Currency	Country	12-31-2011	12-31-2010	12-31-2011	12-31-2010
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Cia. Americana de Multiservicios de Colombia Ltda.	Commercial current account	Less than 90 days	Common immediate parent	CPs	Colombia	—	285,958	—	—
Foreign	Cia. Americana de Multiservicios de Perú Ltda.	Commercial current account	Less than 90 days	Common immediate parent	US$	Peru	—	7,170	—	—
Foreign	Carboex S.A.	Other services	Less than 90 days	Associate	CH$	Spain	5,586,847	5,310	—	—
Foreign	Comercializadora de Energía del Mercosur S.A.	Commercial current account	Less than 90 days	Associate	Ar$	Argentina	19,615,744	15,953,845	—	—
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	1,510,401	2,634,690	—	—
96,543,670-1	Cia. Americana de Multiservicios Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	281,854	—	—
Foreign	Codensa S.A. E.S.P.	Other services	Less than 90 days	Common immediate parent	CPs	Colombia	4,155,760	80,098,656	—	—
Foreign	Compañía de Transmisión del Mercosur S.A.	Commercial current account	Less than 90 days	Common immediate parent	Ar$	Argentina	8,412,834	562,269	—	—
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	Soles	Peru	—	52,354	—	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common immediate parent	Soles	Peru	13,875	15,173	—	—
Foreign	Empresa Distribuidora Sur S.A.	Commercial current account	Less than 90 days	Common immediate parent	Ar$	Argentina	60,111	—	—	—
96,806,130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	CH$	Chile	538,373	217,889	—	—
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	20,976	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Commercial current account	Less than 90 days	Common immediate parent	CPs	Colombia	124,779	59,240	—	—
Foreign	Endesa Latinoamérica S.A.U.	Dividends	More than 90 days	Common immediate parent	CH$	Colombia	957,059	957,059	—	—
Foreign	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Common immediate parent	CPs	Colombia	4,457,125	—	—	—
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Immediate parent	CH$	Chile	480,824	985,797	—	—
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Immediate parent	CH$	Chile	80,410,515	96,008,029	—	—
94,271,000-3	Enersis S.A.	Commercial current account	Less than 90 days	Immediate parent	CH$	Chile	2,800	4,964	—	—
76,418,940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	CH$	Chile	8,517,317	23,427,988	—	—
76,107,186-6	ICT Servicios informáticos Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	270,262	504,386	—	—
76,107,186-6	ICT Servicios informáticos Ltda	Commercial current account	Less than 90 days	Common immediate parent	CPs	Chile	8,234	17,657	—	—
79,913,810-7	Inmobiliaria Manso de Velasco Ltda	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	22,011	—	—
96800460-3	Luz Andes Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	16	—	—
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	—	677,595	—	—
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Commercial current account	More than 90 days	Common immediate parent	U.F	Chile	—	26,513	—	—
Foreign	Synapsis Colombia Ltda.	Commercial current account	Less than 90 days	Common immediate parent	CPs	Colombia	—	47,482	—	—
Foreign	Synapsis de Argentina Ltda.	Commercial current account	Less than 90 days	Common immediate parent	Ar$	Argentina	—	20,023	—	—
Foreign	Synapsis Perú Ltda.	Other services	Less than 90 days	Common immediate parent	Soles	Peru	—	3,501	—	—
Foreign	Synapsis Perú Ltda.	Other services	Less than 90 days	Common immediate parent	US$	Peru	—	140,388	—	—
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	182,599	—	—	—
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	41,017	—	—	—
Foreign	Central Termica Manuel Belgrano S.A.	Commercial current account	Less than 90 days	Associate	Ar$	Argentina	846	—	—	—
Foreign	Enel Energy Europe, S.L.U.	Other services	Less than 90 days	Common immediate parent	CPs	Colombia	39,167	—	—	—
	Total						135,386,489	223,038,793	—	—

c)                            Significant transactions and income/expense effects:

Transactions with non-consolidatable related companies and their effects in profit or loss are as follows:

Taxpayer ID
No. (RUT)	Company	Nature of relationship	Description of transaction	Country	12-31-2011	12-31-2010	12-31-2009
					ThCh$	ThCh$	ThCh$
78,970,360-4	Agrícola e Inmobiliaria Pastos Verdes Ltda.	Common immediate parent	Services rendered	Chile	—	49,870	34,531
96,800,570-7	Chilectra S.A.	Common immediate parent	Energy sales	Chile	185,387,242	315,880,308	284,501,577
		Common immediate parent	Energy purchases	Chile	(1,190,687)	—	—
		Common immediate parent	Services rendered	Chile	857,384	1,965,720	2,975,377
		Common immediate parent	Services received	Chile	(1,586)	(2,546)	(2,189)
		Common immediate parent	Power transmission tolls	Chile	(1,836,817)	(4,866,549)	—
		Common immediate parent	Loans	Chile	—	—	616,084
Foreign	Cia. Americana de Multiservicios de Perú Ltda.	Common immediate parent	Services received	Peru	(10,349)	(33,536)	(27,810)
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Common immediate parent	Energy sales	Chile	200,712	204,826	42,553
		Common immediate parent	Power transmission tolls	Chile	17,295	(16,834)	—
		Common immediate parent	Services rendered	Chile	7,963	31	260
94,271,000-3	Enersis S.A.	Immediate parent	Services rendered	Chile	1,103,543	1,081,260	1,018,125
		Immediate parent	Services received	Chile	(2,108,577)	(1,997,448)	(937,096)
		Immediate parent	Loans	Chile	(1,631,521)	(955,224)	(3,065)
96,543,670-1	Cia. Americana de Multiservicios Ltda.	Common immediate parent	Services rendered	Chile	3,659	12,188	14,254
		Common immediate parent	Services received	Chile	(187,913)	943,719	—
Foreign	Cia. Americana de Multiservicios de Colombia Ltda.	Common immediate parent	Services received	Colombia	(76,127)	(462,260)	(529,150)
		Common immediate parent	Services rendered	Colombia	2,500	18,832	52,013
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Common immediate parent	Services rendered	Chile	27,780	235,828	1,215,838
		Common immediate parent	Services received	Chile	(126,593)	(2,363,628)	(2,373,902)
Foreign	Synapsis de Argentina Ltda.	Common immediate parent	Services received	Argentina	—	(53,256)	(70,067)
Foreign	Synapsis Perú Ltda.	Common immediate parent	Services received	Peru	(29,294)	(662,426)	(426,060)
Foreign	Synapsis Colombia Ltda.	Common immediate parent	Services received	Colombia	(11,199)	(533,088)	(706,149)
		Common immediate parent	Loans	Colombia	—	119	—
Foreign	Empresa Distribuidora Sur S.A.	Common immediate parent	Energy sales	Argentina	26,337	30,860	40,377
96,800,460-3	Luz Andes Ltda.	Common immediate parent	Energy sales	Chile	19,917	26,066	13,080
		Common immediate parent	Services received	Chile	—	(1)	—
		Common immediate parent	Power transmission tolls	Chile	2,548	112	—
		Common immediate parent	Services rendered	Chile	1,294	—	25
Foreign	Codensa S.A. E.S.P.	Common immediate parent	Energy sales	Colombia	177,111,431	141,854,364	137,288,265
		Common immediate parent	Energy purchases	Colombia	—	(111,254)	(340,033)
		Common immediate parent	Services rendered	Colombia	216,572	95,231	89,794
		Common immediate parent	Services received	Colombia	(544,956)	(445,908)	—
		Common immediate parent	Loans	Colombia	(568,669)	(1,130,297)	(1,799,469)
		Common immediate parent	Power transmission tolls	Colombia	(22,164,546)	(20,283,029)	(20,387,037)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Energy sales	Argentina	—	—	12,489,207
		Associate	Energy purchases	Argentina	—	—	(89,810)
		Associate	Gas consumption	Argentina	—	—	(55,180,792)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common immediate parent	Energy sales	Peru	113,677,669	109,531,161	77,262,815
		Common immediate parent	Power transmission tolls	Peru	(179,444)	(150,526)	(104,129)
		Common immediate parent	Services received	Peru	(57,535)	(74,825)	—
		Common immediate parent	Services rendered	Peru	9,648	—	—
Foreign	Central Geradora Termeléctrica Fortaleza S.A.	Common immediate parent	Services rendered	Brazil	—	—	33,715
Foreign	Endesa Brasil S.A.	Associate	Services rendered	Brazil	427,898	626,134	405,901
		Associate	Loans	Brazil	(3,866,183)	—	(2,063)
Foreign	Endesa Latinoamerica S.A.U.	Common immediate parent	Services received	Spain	(2,891)	—	—
Foreign	Empresa de Energía de Piura S.A.	Common immediate parent	Energy sales	Peru	97,878	3,512	929,179
		Common immediate parent	Energy purchases	Peru	(2,404,335)	(5,418,295)	(1,214,205)
		Common immediate parent	Services rendered	Peru	206,808	196,624	41,403
		Common immediate parent	Services received	Peru	—	(48,681)	—
Foreign	Generalima S.A.C.	Common immediate parent	Services rendered	Peru	598,179	392,235	111,514
Foreign	Empresa de Energía de Cundinamarca S.A.	Common immediate parent	Power transmission tolls	Colombia	(409,477)	(179,597)	(315,525)
		Common immediate parent	Energy sales	Colombia	8,534,042	4,250,274	—
76,788,080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	5,839,244	418,290	398,267
		Associate	Loans	Chile	—	—	(247,192)
		Associate	Services rendered	Chile	600	86,563	37,651
		Associate	Power transmission tolls	Chile	984,760	—	—
96,806,130-5	Electrogas S.A.	Associate	Gas transportation tolls	Chile	(2,677,343)	(2,608,180)	(1,239,471)
		Associate	Fuel consumption	Chile	(237,593)	(206,438)	—
		Associate	Loans	Chile	10,783	—	—
76,418,940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(132,888,115)	(143,303,323)	—
		Associate	Loans	Chile	111,779	49,032	—
		Associate	Gas transportation tolls	Chile	(28,679,684)	(14,109,590)	—
96,976,600-0	Gestión Social S.A. (*)	Related to Director	Other services rendered	Chile	(71,711)	(87,447)	(67,401)
78,488,290-K	Tironi y Asociados S.A. (*)	Related to Director	Other services rendered	Chile	(33,703)	(62,602)	(17,243)
76,107,186-6	ICT Servicios informáticos Ltda.	Common immediate parent	Services received	Chile	(1,061,463)	(431,117)	—
		Common immediate parent	Services rendered	Chile	97,993	4,450	—
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Common immediate parent	Services received	Chile	(12,831)	(93,082)	—
		Common immediate parent	Services rendered	Chile	8,504	—	—
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common immediate parent	Energy sales	Chile	128,210	8,876	—
		Common immediate parent	Energy purchases	Chile	(3,811,001)	(3,554,055)	—
		Common immediate parent	Services rendered	Chile	1,599	—	—
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common immediate parent	Energy sales	Chile	26,659	48,042	—
		Common immediate parent	Energy purchases	Chile	3,085	—	—
		Common immediate parent	Services rendered	Chile	(25,269)	—	—
		Common immediate parent	Power transmission tolls	Chile	(1,935,166)	(1,919,788)	—
Foreign	Carboex S.A.U.	Common immediate parent	Fuel consumption	Spain	(39,042,866)	—	—
		Common immediate parent	Services received	Spain	(265,334)	—	—
Foreign	Compañía de Interconexión Energética S.A.	Common immediate parent	Loans	Brazil	(76,201)	—	—
Foreign	Enel Green Power Mexico	Common immediate parent	Services rendered	Mexico	19,216	—
Foreign	Ph Chucas Costa Rica	Common immediate parent	Services rendered	Costa Rica	419,356	—	—
Foreign	Termoeléctrica Manuel Belgrano S.A.	Associate	Loans	Argentina	287,347	—	—
Foreign	Termoeléctrica José de San Martin S.A.	Associate	Loans	Argentina	211,530	—	—
			Total		248,461,985	371,849,697	433,531,947

Transfers of short-term funds between related companies are treated as current cash transactions, with associated variable interest rates based on market conditions. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same term and amortization in line with cash flows.

(*) Companies with a connection to Endesa’s Director Eugenio Tironi Barrios.

As of December 31, 2011, there is a balance pending payment to the company Gestión Social S.A. of ThCh$ 4,119. At December 2010, the amount was ThCh$ 13,132.

8.2                     Board of Directors and key management personnel.

Endesa Chile is managed by Board of Directors which consists of nine members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors was elected at the Ordinary Shareholders Meeting held on April 22, 2010. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting held on April 23, 2010.

a)                           Accounts receivable and payable and other transactions

•                               Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•                               Other transactions

No other transactions have taken place between the Company and the members of the Board of Directors and key management personnel.

b)                           Compensation to Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Endesa Chile. The method of determining the remuneration described below has not varied since 2001.

The remuneration breaks down as follows:

•                                101 UF as a fixed monthly fee, and

•                                66 UF as per diem for each Board meeting attended.

Both fees are 100% higher for the Chairman and 50% higher for the Vice Chairman.

If any Director of Endesa Chile is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Endesa Chile has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards.

The Executive Officers of Endesa Chile and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Endesa Chile.

Directors Committee

Each Directors Committee member receives a per diem of 56 UF for each Meeting attended, with a maximum of 12 paid meetings per year.

The enactment of Law 20,382 on improving Corporate Governance merges the Directors Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2011, 2010, and 2009.

		12-31-2011
Name	Position	Period in Position	Endesa Board	Board of Subsidiaries or Associates	Directors Committee	Audit Committee	Variable Charged to Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/11 to 12/31/11	77,843	—	—	—	—
Paolo Bondi (1)	Vice Chairman	01/01/11 to 12/31/11	—	—	—	—	—
Jaime Estévez Valencia	Director	01/01/11 to 12/31/11	38,921	—	18,916		—
Francesco Buresti (1)	Director	01/01/11 to 12/31/11	—	—	—	—	—
José María Calvo-Sotelo Ibañez-Martín	Director	01/01/11 to 12/31/11	38,921	—	—	—	—
Luis de Guindos Jurado	Director	01/01/11 to 12/31/11	38,921	—	—	—	—
Vittorio Corbo	Director	01/01/11 to 12/31/11	38,921	—	—	—	—
Jaime Bauza Bauza	Director	01/01/11 to 12/31/11	38,921	—	18,916	—	—
Felipe Lamarca Claro	Director	01/01/11 to 12/31/11	38,921	—	18,916	—	—

TOTAL			311,369	—	56,748	—	—

		12-31-2010
Name	Position	Period in Position	Endesa Board	Board of Subsidiaries or Associates	Directors Committee	Audit Committee	Variable Charged to Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/10 to 12/31/10	44,957	—	—	—	—
Paolo Bondi (1)	Vice Chairman	01/01/10 to 12/31/10	—	—	—	—	—
Jaime Estévez Valencia	Director	01/01/10 to 12/31/10	23,094	—	23,643	752	—
Francesco Buresti (1)	Director	01/01/10 to 12/31/10	—	—	—	—	—
Leonidas Vial Echeverría	Director	01/01/10 to 04/22/10	6,870	—	756	—	—
Gerardo Jofré Miranda	Director	01/01/10 to 02/28/10	5,713	—	2,260	—	—
Borja Prado Eulate	Director	01/01/10 to 04/22/10	5,455	—	—	—	—
José María Calvo-Sotelo Ibañez-Martín (2)	Director	01/01/10 to 12/31/10	40,839	—	756	—	—
Luis de Guindos Jurado	Director	01/01/10 to 12/31/10	25,046	—	—	752	—
Vittorio Corbo	Director	04/22/10 to 12/31/10	14,623	—	—	—	—
Jaime Bauza Bauza	Director	04/22/10 to 12/31/10	14,623	—	20,628	—	—
Felipe Lamarca Claro	Director	04/22/10 to 12/31/10	13,091	—	15,463	—	—

TOTAL			194,311	—	63,506	1,504	—

		12-31-2009
Name	Position	Period in Position	Endesa Board	Board of Subsidiaries or Associates	Directors Committee	Audit Committee	Variable Charged to Profits
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Mario Valcarce Durán	Chairman	01/01/09 to 10/28/09	39,720	—	9,818	—	—
Paolo Bondi (1)	Vice Chairman	07/28/09 to 12/31/09	—	—	—	—	—
Juan Gallardo Cruces (1)	Vice Chairman	01/01/09 to 03/26/09	—	—	—	—	—
Andrea Brentan (1)	Vice Chairman	03/26/09 to 07/28/09	—	—	—	—	—
Francesco Buresti (1)	Director	01/01/09 to 12/31/09	—	—	—	—	—
Pío Cabanillas Alonso (1)	Director	01/01/09 to 03/26/09	—	—	—	—	—
Fernando D’Ornellas Silva	Director	01/01/09 to 07/28/09	12,640	—	—	2,276	—
Jaime Estévez Valencia	Director	01/01/09 to 12/31/09	22,528	—	10,575	3,786	—
Borja Prado Eulate	Director	01/01/09 to 12/31/09	18,000	—	—	2,276	—
Raimundo Valenzuela Lang	Director	01/01/09 to 03/26/09	4,844	—	1,514	—	—
Leonidas Vial Echeverría	Director	01/01/09 to 12/31/09	22,528	—	—	—	—
José María Calvo-Sotelo Ibañez-Martín (2)	Director	03/26/09 to 12/31/09	—	—	—	—	—
Gerardo Jofré Miranda	Director	04/15/09 to 12/31/09	16,763	—	8,294	—	—
Luis de Guindos Jurado	Director	07/28/09 to 12/31/09	8,523	—	—	754	—

TOTAL			145.546	—	30,201	9,092	—

(1)         Directors Paolo Bondi, Francesco Buresti, Andrea Brentán, Juan Gallardo Cruces, and Pío Cabanillas waived the fees and allowances due to them as members of the Endesa Chile Board of Directors.

(2)         During the 2010 fiscal year, Director José María Calvo-Sotelo Ibañez-Martin was paid ThCh$ 19,218 that accrued during 2009.

c)                            Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

8.3                     Compensation for key management personnel

a)                          Compensation received by key management personnel

Taxpayer	Company Executives
ID No.	Name	Position
23,295,610-0	Joaquín Galindo Vélez	Chief Executive Officer
7,289,154-6	Claudio Iglesis Guillard	Regional Energy Production Officer
5,899,848-6	Juan Benabarre Benaiges	Regional Engineering, Projects, R&D and Innovation Officer
7,893,919-2	José Venegas Maluenda	Regional Energy Management and Marketing Officer
7,984,912-K	Eduardo Escaffi Johnson	Chief Finance Officer
23,303,647-1	Luis Larumbe Aragón	Planning and Control Officer
12,498,491-2	Mauricio Daza Espinoza	Human Resources and Organization Officer
12,690,736-2	María Francisca Moya Moreno	Communications Officer
10,673,365-1	Sebastián Fernández Cox	Energy Projects and Planning Officer
6,479,975-4	Carlos Martín Vergara	General Counsel

Compensation paid to key management personnel totaled ThCh$ 2,863,646 as of December 31, 2011 (ThCh$ 2,440,560 as of December 31, 2010 and ThCh$ 2,804,285 as of December 31, 2009).  This compensation includes the salaries paid and an estimate of the accrued short-term (annual bonuses) and long-term (severance indemnities payment) benefits.

Incentive plans for key executives and managers

Endesa Chile has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

b)                          Guarantees established by the Company in favor of Endesa Chile management

No guarantees have been given to Endesa Chile management

c)                           Guarantee clauses in favor of key management personnel

*           Guarantee clauses in the event of dismissal or changes in management

There are no guarantee clauses

*   Post-employment non-compete agreement

There is no such agreement.

8.4                       Compensation plans linked to share price

There are no payment plans granted to the Directors based on the share price.

9.                           INVENTORIES

The detail of inventories as of December 31, 2011 and 2010 is as follows:

	Balance at
Classes of Inventory	12-31-2011	12-31-2010
	ThCh$	ThCh$
Supplies for production	47,959,473	37,029,661
Supplies for projects and spare parts	7,944,791	5,110,100
Total	55,904,264	42,139,761

There are no inventories pledged as security for liabilities.

10.                     CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2011 and 2010 is as follows:

	Balance at
	12-31-2011	12-31-2010
	ThCh$	ThCh$
Monthly provisional tax payments	62,905,560	61,056,195
VAT tax credit	20,485,145	18,923,704
Tax credit for training expenses	2,040	77,000
Other	2,122,324	1,151,251
Total	85,515,069	81,208,150

The detail of current tax payables as of December 31, 2011 and 2010 is as follows:

	Balance at
	12-31-2011	12-31-2010
	ThCh$	ThCh$
Income tax payable	52,024,857	32,693,179
VAT tax charge	12,281,132	10,000,664
Net worth tax	14,593,219	—
Other	13,276,420	10,048,348
Total	92,175,628	52,742,191

11.                     INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD, AND JOINTLY CONTROLLED COMPANIES

11.1              Equity method accounted investments

a)                           The following tables present details of the investments in associated companies accounted for using the equity method and the movements in the investments during the 2011 and 2010 fiscal years:

Movements in Investments in Associates	Country	Currency	Ownership Interest	Balance at 01-01-2011	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Balance at 12-31-2011	Negative Equity Provision	Balance at 12-31-2011
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (1)	Chile	U.S. dollar	42.5000%	3,827	4,159,992	(4,142,727)	918,611	8,793,697	9,733,400	—	9,733,400
Inversiones Electrogas S.A.	Chile	Chilean peso	42.5000%	8,089,685	—	—	—	(8,089,685)	—	—	—
Endesa Brasil S.A.	Brazil	Brazilian real	40.4485%	566,846,731	115,355,267	(98,855,205)	(6,794,701)	(7,539,333)	569,012,759	—	569,012,759
GNL Quintero S.A.	Chile	U.S. dollar	20.0000%	2,883,634	4,055,771	—	66,991	(15,880,240)	(8,873,844)	8,873,844	—
GNL Chile S.A. (2)	Chile	U.S. dollar	33.3300%	—	—	—	—	—	—	6,658	—
Endesa Cemsa S.A.	Argentina	Argentine peso	45.0000%	3,094,078	249,673	—	84,729	—	3,428,480	—	3,428,480
Distrilec Inversora S.A. (3)	Argentina	Argentine peso	0.8900%	825,392	(787,430)	—	(6,684)	(7,069)	24,209	—	24,209

			TOTAL	581,743,347	123,033,273	(102,997,932)	(5,731,054)	(22,722,630)	573,325,004	8,880,502	582,198,848

Movements in Investments in Associates	Country	Currency	Ownership Interest	Balance at 01-01-2010	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Balance at 12-31-2010	Negative Equity Provision	Balance at 12-31-2010
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (1)	Chile	U.S. dollar	0.0213%	3,775	1,867	(1,635)	(180)	—	3,827	—	3,827
Inversiones Electrogas S.A.	Chile	Chilean peso	42.5000%	7,818,937	3,352,867	(3,186,199)	104,080	—	8,089,685	—	8,089,685
Endesa Brasil S.A.	Brazil	Brazilian real	40.4485%	551,904,463	90,667,296	(49,912,410)	(19,880,220)	(5,932,398)	566,846,731	—	566,846,731
GNL Quintero S.A.	Chile	U.S. dollar	20.0000%	10,127,465	(2,542,879)	—	(569,596)	(4,131,356)	2,883,634	—	2,883,634
GNL Chile S.A. (2)	Chile	U.S. dollar	33.3300%	—	—	—	—	—	—	1,342,226	—
Endesa Cemsa S.A.	Argentina	Argentine peso	45.0000%	3,297,780	202,973	—	(406,675)	—	3,094,078	—	3,094,078
Distrilec Inversora S.A. (3)	Argentina	Argentine peso	0.8900%	944,871	(8,366)	—	(110,050)	(1,063)	825,392	—	825,392

			TOTAL	574,097,291	91,673,758	(53,100,244)	(20,862,641)	(10,064,817)	581,743,347	1,342,226	581,743,347

(1)        On November 16, 2011, Electrogas S.A. merged with Inversiones Electrogas S.A. by absorbing the latter investment company.

(2)        The negative equity provision balances are show in the item Other non-current non-financial liabilities.

(3)        There is significant influence since Enersis, Endesa Chile’s parent company, owns a 51.5% interest in Distrilec Inversora S.A.

b)                           As of December 31, 2011 and 2010, no changes had taken place in ownership interest in our associate companies.

c)                            Additional financial information about investments in associates

•                               Investments with significant influence

The following tables show summarized information from the Financial Statements as of December 31, 2011 and 2010 of the main investments in associates where Endesa Chile has significant influence:

	December 31, 2011
Investments with significant influence	Ownership Interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	—	3,423,785	(2,868,957)	554,828
Endesa Brasil S.A.	40.45%	711,159,450	2,554,157,698	649,588,123	1,423,514,961	1,973,427,447	(1,688,268,186)	285,159,261
Distrilec Inversora S.A.	0.89%	1,198,471	2,767,981	1,238,424	—	—	(88,727,910)	(88,727,910)
GNL Quintero S.A.	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222

	December 31, 2010
Investments with significant influence	Ownership Interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00%	42,063,375	710,433	35,898,080	—	3,631,967	(3,180,916)	451,051
Inversiones Electrogas S.A.	42.50%	—	19,034,552	—	—	8,053,180	(164,082)	7,889,098
Endesa Brasil S.A.	40.45%	799,250,363	2,469,692,998	748,074,888	1,336,786,706	1,948,848,504	(1,724,693,580)	224,154,924
Distrilec Inversora S.A.	0.89%	1,169,883	92,763,137	1,192,261	—	888,896	(1,828,882)	(939,986)
GNL Quintero S.A.	20.00%	43,182,432	548,261,034	15,642,419	561,382,881	46,342,847	(59,057,243)	(12,714,396)
Electrogas S.A.	0.02%	6,145,145	36,271,189	8,307,494	16,098,755	15,575,506	(6,788,817)	8,786,689

None of our associates have published price quotations.

Appendix No.3 to these consolidated financial statements provides information on the main activities of our associate companies and the ownership interest the Group holds in them.

•                               Additional information

Compañía de Interconexión Energética — CIEN

Our subsidiary Compañía de Interconexión Energética S.A. (CIEN) was initially in the business of selling electricity in Argentina and Brazil. However, because of the reduction in the availability of power generation and physical guarantee of energy and its associated power, the Company is focusing its business on a different compensation structure that is not based on the purchase and sale of energy between the countries. Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Company and the Brazilian Government have jointly drawn up a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.

In prior periods, the Argentine and Uruguayan Governments formalized toll payments with the Company to transport energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian Government to approve the new business plan and considers that it will probably be approved. In addition, on June 4, 2010 the Company signed a new transmission contract for a six-month period for a total of US$ 155 million to cover the energy transmission required by the Argentine Government.

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped CIEN with a regulated interconnection line involving payment of a regulated toll. The Receita Anual Permitida (RAP), or income permitted annually, corresponded to 248 million Brazilian reals, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously been reporting.

Centrais Elétricas Cachoeira Dourada S.A.

At December 31, 2010, Cachoeira Dourada S.A. (a subsidiary of our associate Endesa Brazil) had ThCh$ 40,398,048 in accounts receivable from Compañía de Electricida de Goiás (CELG) from previous years. CELG, a government-owned entity of the State of Goiás, has finally obtained the financing needed to meet its obligations, and the amounts owed were paid in December 2011.

d)                           Restrictions on subsidiaries transferring funds to the parent

Endesa Brasil must comply with certain financial covenants that require that it maintain a minimum equity restricting the transfer of assets to its owners. The Company’s ownership interest in Endesa Brasil’s net restricted assets as of December 31, 2011 corresponds to ThCh$ 241,837,340.

11.2              Jointly controlled companies

The following tables set out summarized information from the financial statements of the main jointly controlled companies that are reported using proportional consolidation as of December 31, 2011 and December 31, 2010.

	December 31, 2011
	Ownership interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	—	(4,664,851)	(4,664,851)
Transquillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
GasAtacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676

	December 31. 2010
	Ownership interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctrica de Aysén S.A.	51.00%	7,609,649	99,469,947	7,655,622	642,418	—	(7,186,862)	(7,186,862)
Transquillota Ltda.	50.00%	3,226,372	9,502,126	1,730,150	943,702	2,122,132	(1,196,978)	925,154
GasAtacama S.A.	50.00%	111,484,190	291,968,048	138,310,532	43,440,220	334,321,296	(294,331,806)	39,989,490

12.                     INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 are detailed as follows:

Intangible Assets, Net	12-31-2011	12-31-2010
	ThCh$	ThCh$
Intangible Assets, Net	45,679,853	44,354,510
Development costs	5,386,314	2,262,982
Easements	19,925,736	18,015,386
Concessions	12,152,979	14,200,420
Patents, registered trademarks, and other rights	252,095	23,121
Computer software	4,792,643	5,390,313
Other identifiable intangible assets	3,170,086	4,462,288

Intangible Assets, Gross	12-31-2011	12-31-2010
	ThCh$	ThCh$
Intangible Assets, Gross	92,129,085	86,429,809
Development costs	5,669,859	3,875,653
Easements	24,700,484	22,237,811
Concessions	40,156,864	39,461,837
Patents, registered trademarks, and other rights	517,172	25,123
Computer software	14,909,889	13,419,449
Other identifiable intangible assets	6,174,817	7,409,936

Accumulated Amortization and Impairment, Total	12-31-2011	12-31-2010
	ThCh$	ThCh$
Accumulated Amortization and Impairment, Total	(46,449,232)	(42,075,299)
Development costs	(283,545)	(1,612,671)
Easements	(4,774,748)	(4,222,425)
Concessions	(28,003,885)	(25,261,417)
Patents, registered trademarks, and other rights	(265,077)	(2,002)
Computer software	(10,117,246)	(8,029,136)
Other identifiable intangible assets	(3,004,731)	(2,947,648)

The reconciliation of the carrying amounts of intangible assets for the 2011 and 2010 fiscal years is as follows:

Year ended December 31, 2011

Movements in Intangible Assets	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01-01-2011	2,262,982	18,015,386	14,200,420	23,121	5,390,313	4,462,288	44,354,510
Movements in identifiable intangible assets
Additions	1,844,034	453,174	—	206,661	1,355,938	12,397	3,872,204
Disposals	(464,628)	—	—	—	(130,184)	(20,853)	(615,665)
Amortization (*)	(21,488)	(341,988)	(2,113,018)	(43,460)	(517,197)	(457,716)	(3,494,867)
Foreign currency translation differences	412,888	276,864	1,036,008	52,914	(7,802)	155,993	1,926,865
Other increases (decreases)	1,352,526	1,522,300	(970,431)	12,859	(1,298,425)	(982,023)	(363,194)
Total movements in identifiable intangible assets	3,123,332	1,910,350	(2,047,441)	228,974	(597,670)	(1,292,202)	1,325,343

Closing balance in identifiable intangible assets at 12/31/2011	5,386,314	19,925,736	12,152,979	252,095	4,792,643	3,170,086	45,679,853

(*)              See Note 26, Depreciation and Amortization

Year ended December 31, 2010

Movements in Intangible Assets	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01-01- 2010	12,330	14,935,772	16,641,396	6,837,850	3,549,640	661,587	42,638,575
Movements in identifiable intangible assets
Additions	854,638	858,513	215,084	—	481,399	3,201,965	5,611,599
Disposals	—	—	—	—	(3,313)	—	(3,313)
Amortization (*)	(1,322)	(350,113)	(2,656,624)	—	(818,506)	(113,431)	(3,939,996)
Foreign currency translation differences	(243,935)	(388,137)	563	(1,932)	(10,070)	254	(643,257)
Other increases (decreases)	1,641,271	2,959,351	1	(6,812,797)	2,191,163	711,913	690,902
Total movements in identifiable intangible assets	2,250,652	3,079,614	(2,440,976)	(6,814,729)	1,840,673	3,800,701	1,715,935

Closing balance in identifiable intangible assets at 12/31/2010	2,262,982	18,015,386	14,200,420	23,121	5,390,313	4,462,288	44,354,510

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2011 and 2010 (see Note 3.d). As of December 31, 2011, the Company does not have significant amounts in intangible assets.

13.                    GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and movements for the 2011 and 2010 fiscal years:

Company	Opening Balance at 01-01-2011	Impairment Loss Accounted for in Income Statement	Foreign Currency Translation	Closing Balance at 12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pangue S.A.	3,139,337	—	—	3,139,337
Endesa Costanera S.A. (*)	5,315,282	(5,448,372)	133,090	—
Hidroeléctrica El Chocón S.A.	12,509,433	—	313,226	12,822,659
Compañía Eléctrica San Isidro S.A.	1,516,768	—	—	1,516,768
Edegel S.A.A.	72,931,068	—	10,848,528	83,779,596
Emgesa S.A. E.S.P.	4,660,782	—	465,875	5,126,657
GasAtacama S.A.	12,636	—	1,388	14,024
Total	100,085,306	(5,448,372)	11,762,107	106,399,041

(*)                       See Note 31.3

Company	Opening Balance at 01-01-2010	Impairment Loss Accounted for in Income Statement	Foreign Currency Translation	Closing Balance at 12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A.	3,139,337	—	—	3,139,337
Endesa Costanera S.A.	6,023,583	—	(708,301)	5,315,282
Hidroeléctrica El Chocón S.A.	14,176,409	—	(1,666,976)	12,509,433
San Isidro S.A.	1,516,768	—	—	1,516,768
Edegel S.A.	75,920,260	—	(2,989,192)	72,931,068
Emgesa S.A. E.S.P.	4,755,333	—	(94,551)	4,660,782
GasAtacama S.A.	13,692	—	(1,056)	12,636
Total	105,545,382	—	(5,460,076)	100,085,306

According to the Endesa Chile management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units to which the acquired goodwill has been allocated allow recovery of its carrying value as of December 31, 2011 and 2010 (see Note 3.b).

14.                     PROPERTY, PLANT, AND EQUIPMENT

a)                            Property, plant, and equipment as of December 31, 2011 and 2010 are as follows:

Classes of Property, Plant, and Equipment, Net	12-31-2011	12-31-2010
	ThCh$	ThCh$
Property, Plant, and Equipment, Net	4,603,902,502	4,253,906,589
Construction in progress	859,607,058	608,596,323
Land	57,233,046	78,877,683
Buildings	21,369,882	434,119,630
Plant and equipment	3,628,955,431	3,071,811,805
Fixtures and fittings	11,521,571	2,985,401
Other	25,215,514	57,515,747

Classes of Property, Plant, and Equipment, Gross	12-31-2011	12-31-2010
	ThCh$	ThCh$
Property, Plant, and Equipment, Gross	7,861,632,454	7,214,012,699
Construction in progress	859,607,058	608,596,323
Land	57,233,046	78,877,683
Buildings	34,715,848	603,016,963
Plant and equipment	6,828,989,427	5,835,296,268
Fixtures and fittings	50,214,412	19,289,187
Other	30,872,663	68,936,275

Classes of Accumulated Depreciation and Impairment, Property,
Plant, and Equipment	12-31-2011	12-31-2010
	ThCh$	ThCh$
Accumulated Depreciation and Impairment, Property, Plant, and Equipment, Total	(3,257,729,952)	(2,960,106,110)
Buildings	(13,345,966)	(168,897,333)
Plant and equipment	(3,200,033,996)	(2,763,484,463)
Fixtures and Fittings	(38,692,841)	(16,303,786)
Other	(5,657,149)	(11,420,528)

b)                            The reconciliation of the carrying amounts of property, plant, and equipment for the 2011 and 2010 fiscal years is as follows:

Changes in 2011	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant, and Equipment, Net	Property, Plant, and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes
Opening balance at January 1, 2011	608,596,323	78,877,683	20,354,169	3,511,577,266	10,985,401	23,515,747	4,253,906,589
Additions	269,454,746	176,743	—	25,327,644	1,339,581	—	296,298,714
Retirements	(881,355)	(12,753)	431	(1,546,224)	(79,565)	—	(2,519,466)
Depreciation expense	(47,084)	—	(957,458)	(166,779,009)	(4,249,443)	(919,239)	(172,952,233)
Foreign currency translation differences	10,051,761	1,913,632	1,399,777	211,675,940	929,669	168,084	226,138,863
Other increases (decreases)	(27,567,333)	(23,722,259)	572,963	48,699,814	2,595,928	2,450,922	3,030,035
Total changes	251,010,735	(21,644,637)	1,015,713	117,378,165	536,170	1,699,767	349,995,913
Closing balance at December 31, 2011	859,607,058	57,233,046	21,369,882	3,628,955,431	11,521,571	25,215,514	4,603,902,502

Changes in 2010	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant, and Equipment, Net	Property, Plant, and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes
Opening balance at January 1, 2010	536,448,556	60,524,427	469,701,385	3,207,484,944	6,763,919	46,066,129	4,326,989,360
Additions	181,369,666	—	—	—	—	—	181,369,666
Disposals	(56,851)	—	—	(125,301)	(270)	(14,265)	(196,687)
Retirements	—	(3,091)	—	(474,839)	(2,538)	(955,601)	(1,436,069)
Depreciation expense	—	—	(14,841,057)	(157,520,928)	(1,176,493)	(1,529,426)	(175,067,904)
Foreign currency translation differences	(3,456,617)	(861,803)	(24,307,921)	(50,319,847)	(539,579)	(1,887,228)	(81,372,995)
Other increases (decreases)	(105,708,431)	19,218,150	(410,198,238)	512,533,237	5,940,362	(18,163,862)	3,621,218
Total changes	72,147,767	18,353,256	(449,347,216)	304,092,322	4,221,482	(22,550,382)	(73,082,771)
Closing balance at December 31, 2010	608,596,323	78,877,683	20,354,169	3,511,577,266	10,985,401	23,515,747	4,253,906,589

c)                            Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

A particularly important project in Chile is the construction of the Bocamina II Coal-fired Thermal Power Plant, with capacity of 370 MW. In Colombia, the Central Hidráulica El Quimbo, a hydroelectric dam with 400MW of installed capacity and an average annual generation of some 2,216 GWh, is currently under construction.

d)                           Finance leases

As of December 31, 2011 and 2010, property, plant and equipment includes ThCh$ 130,228,889 and ThCh$ 122,739,956 respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2011			12-31-2010
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one years	11,212,425	2,033,642	9,178,783	10,627,559	2,055,762	8,571,797
From one to five years	35,645,470	5,821,408	29,824,062	37,541,245	8,851,781	28,689,464
More than five years	27,619,488	2,457,926	25,161,562	32,304,929	3,209,115	29,095,814
Total	74,477,383	10,312,976	64,164,407	80,473,733	14,116,658	66,357,075

Leased assets relate primarily to:

1.                            Endesa Chile: lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.                            Edegel S.A.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant.  The agreements were signed between Edegel S.A. and the financial institutions Banco de Crédito del Perú and BBVA - Banco Continental.  These agreements have a term of 8 years and bear interest at an annual rate of Libor + 2.5% and Libor + 2.0% as of December 31, 2011 and 2010, respectively.

e)                            Operating leases

As of December 31, 2011, 2010, and 2009, the total future lease payments under those contracts are as follows:

	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Less than one year	273,826	1,450,228	1,488,717
From one to five years	1,084,081	5,800,911	6,315,471
More than five years	16,307,666	7,251,139	7,170,252
Total	17,665,572	14,502,278	14,974,440

f)                            Other information

1.         As of December 31, 2011 and 2010, Endesa Chile and its subsidiaries had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 104,286,787 and ThCh$ 64,771,839, respectively.

2.         As of December 31, 2011 and 2010, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$ 154,141,592 and ThCh$ 150,728,873, respectively (see Note 31).

3.         The Company and its Chilean and foreign subsidiaries have insurance policies for risk, earthquake, machinery breakdown and damages for business interruption with a US$ 300 million limit, including business interruption coverage. The premiums associated with these policies are presented under the line item “Prepayments” within assets

4.         GasAtacama, in which Endesa Chile has a 50% ownership interest, consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased in the last few months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of its contract with distributor Emel. On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$ 110 million was recorded.

5.         The asset situation, primarily that of works and infrastructure, involving facilities built to support power generation in the SIC grid, has changed since 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will starting up soon. This results in a new configuration of ample supply for the coming years, in which it is expected that these facilities will not need to be used. Therefore, as of December 31, 2009, the company recorded an impairment provision of ThCh$ 43,999,600 for these assets.

6.         As a result of the February 27, 2010 earthquake in Chile, some of our plant and equipment were partially or totally impaired. The impact on our total assets, however, is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants, the latter under construction.

Due to these impairments, we have written down ThCh$ 369,643 in assets.  Additionally, the Group had to incur expenditures related to repair and capital improvements totaling ThCh$ 9,733,426, primarily at the Bocamina I plant.  All of the disbursements incurred are covered by insurance, which carries a US$ 2.5 million policy deductible.

Endesa Chile and its subsidiaries have the necessary insurance coverage for these types of exceptional claims, which provide coverage for material damage as well as business interruption. See Note 23.

15.                    DEFERRED TAX

a)         The deferred taxes recognized by temporary differences as of December 31, 2011 and 2010 are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
Temporary Differences	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax relating to depreciations	57,236,950	50,289,811	292,883,713	310,395,721
Deferred tax relating to amortizations	—	—	5,644,662	7,775,689
Deferred tax relating to accruals	2,012,175	1,510,838	15,348,953	10,307,059
Deferred tax relating to provisions	17,995,793	22,495,049	3,204,311	4,138,930
Deferred tax relating to post-employment benefit obligations	761,989	599,205	—	304,601
Deferred tax relating to revaluation of financial instruments	771,772	262,938	880,379	3,713,378
Deferred tax relating to tax losses	18,328,006	20,955,842	—	—
Deferred tax relating to other items	—	—	20,926,963	10,374,461
Total	97,106,685	96,113,683	338,888,981	347,009,839

b)                           The following table presents the changes in deferred taxes in the Consolidated Statement of Financial Position in the 2011 and 2010 fiscal years:

Deferred Tax Movements	Assets	Liabilities
	ThCh$	ThCh$
Balance at January 1, 2010	94,924,126	347,876,619
Increase (decrease) in profit or loss	4,220,797	4,668,087
Increase (decrease) in other comprehensive income	(407,403)	2,783,820
Foreign currency translation	(2,623,837)	(8,318,687)
Balance at December 31, 2010	96,113,683	347,009,839
Increase (decrease) in profit or loss	(4,144,372)	(32,463,291)
Increase (decrease) in other comprehensive income	389,640	3,764,732
Foreign currency translation	4,747,734	20,577,701
Balance at December 31, 2011	97,106,685	338,888,981

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

c)                            As of December 31, 2011 and 2010, the Group has not recognized deferred tax assets related to tax losses totaling ThCh$ 5,466,208 and ThCh$ 2,095,930, respectively. (See Note 3.m).

Endesa Chile has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries, associates, and jointly controlled entities, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. At December 31, 2011, the total amount of this unrecognized temporary difference is ThCh$ 210,557,605.

The Group is potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits can be performed until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. The following table presents a summary of tax years, potentially subject to examination, in the significant tax jurisdictions in which the Group operates:

Country	Period
Chile	2007 - 2011
Argentina	2006 - 2011
Colombia	2003 - 2011
Peru	2007 - 2011

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Endesa Chile Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the future results of the Group companies.

The effects of deferred tax on the components of Other comprehensive income are as follows:

	Balance at December 31, 2011			Balance at December 31, 2010			Balance at December 31, 2009
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial assets	(55,554)	9,444	(46,110)	(840)	143	(697)	55,354	(9,563)	45,791
Cash flow hedge	(105,712,956)	17,363,818	(88,349,138)	39,403,869	(7,544,962)	31,858,907	215,731,150	(37,339,636)	178,391,514
Foreign currency translation	148,898,757	—	148,898,757	(71,162,059)	—	(71,162,059)	(226,884,446)	—	(226,884,446)
Actuarial income on defined-benefit pension plans	(3,491,914)	537,200	(2,954,714)	(938,426)	210,906	(727,520)	(1,425,917)	754,710	(671,207)
Income tax related to components of other income expenses debited or credited to Net Equity	39,638,333	17,910,462	57,548,795	(32,697,456)	(7,333,913)	(40,031,369)	(12,523,859)	(36,594,489)	(49,118,348)

16.                    OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2011 and 2010 is as follows:

	Balance at December 31, 2011		Balance at December 31, 2010
Other Financial Liabilities	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	302,006,286	1,712,294,737	249,185,637	1,523,141,821
Hedging derivatives (*)	184,042	6,555,571	908,928	4,487,602
Other financial liabilities	3,367,362	9,243,595	2,614,129	11,020,674
Total	305,557,690	1,728,093,903	252,708,694	1,538,650,097

(*)                       See Note 18.2a

Interest-bearing liabilities

1.                            The detail of current and non-current interest-bearing borrowings as of December 31, 2011 and 2010 is as follows:

	Balance at December 31, 2011		Balance at December 31, 2010
Classes of Loans that Accrue Interest	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Bank loans	145,464,457	194,087,333	74,236,476	238,314,148
Unsecured obligations	83,118,154	1,403,000,187	110,611,465	1,145,282,214
Secured obligations	10,660,476	9,635,108	9,522,288	17,703,710
Finance leases	9,178,783	54,985,624	8,571,797	57,785,278
Other loans	53,584,416	50,586,485	46,243,611	64,056,471
Total	302,006,286	1,712,294,737	249,185,637	1,523,141,821

2.    Liabilities by currency and contractual maturity as of December 31, 2011 and 2010 are as follows:

•                               Summary of Bank Loans by currency and contractual maturity

The fair value of current and non-current bank borrowings totaled ThCh$ 332,248,376 at December 31, 2011 and ThCh$ 388,248,122 at December 31, 2010.

					Current			Non-current
					Maturity			Maturity
Country	Currency	Amortization	Nominal Rate	Secured/ Unsecured	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 12-31-2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annual	2.83%	Unsecured	84,500	1,607,710	1,692,210	106,555,130	849,449	—	107,404,579
Peru	US$	Quarterly	3.44%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Soles	Quarterly	3.85%	Unsecured	3,068	1,541,618	1,544,686	—	—	—	—
Argentina	US$	Semi-annual	5.10%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	—	19,581,585
Argentina	Ar$	Semi-annual	17.66%	Unsecured	28,051,669	9,299,019	37,350,688	15,020,415	2,414,084	—	17,434,499
Colombia	CPs	Semi-annual	6.48%	Unsecured	—	86,794,795	86,794,795	—	—	—	—
				Total	30,988,462	114,475,995	145,464,457	143,855,190	24,074,056	26,158,087	194,087,333

					Current			Non-current
					Maturity			Maturity
Country	Currency	Amortization	Nominal Rate	Secured/ Unsecured	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 12-31-2010
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annual	2.75%	Unsecured	381,532	18,915,156	19,296,688	2,871,499	95,144,820	—	98,016,319
Peru	US$	Quarterly	2.95%	Unsecured	999,046	16,410,407	17,409,453	11,694,152	6,908,207	21,661,326	40,263,685
Peru	Soles	Quarterly	4.50%	Unsecured	29,485	—	29,485	6,235,814	—	—	6,235,814
Argentina	US$	Semi-annual	5.24%	Unsecured	5,085,358	—	5,085,358	4,013,854	—	—	4,013,854
Argentina	Ar$	Semi-annual	16.76%	Unsecured	14,760,009	12,613,601	27,373,610	15,582,774	—	—	15,582,774
Colombia	CPs	Semi-annual	6.91%	Unsecured	—	5,041,882	5,041,882	—	74,201,702	—	74,201,702
				Total	21,255,430	52,981,046	74,236,476	40,398,093	176,254,729	21,661,326	238,314,148

•                               Identification of Bank Borrowings by Company

										12-2011
			ID No.				Effective			Current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 Days	Total Current
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Soles	3.85%	3.80%	At maturity	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	4.07%	3.21%	At maturity	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	3.52%	3.52%	At maturity	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Scotiabank	Peru	US$	4.26%	L3M+3.7%	At maturity	71,315	—	71,315
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Soles	3.85%	3.80%	At maturity	3,068	1,541,618	1,544,686
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	3.38%	L3M+3%	Quarterly	1,890,464	5,610,961	7,501,425
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.54%	L3M+3.13%	Quarterly	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	1.65%	L6M+1.25%	Semi-annual	—	1,870,716	1,870,716
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	2.90%	L3M+2.5%	At maturity	392,849	1,357,201	1,750,050
Foreign	Emgesa	Colombia	Foreign	Banco Davivienda	Colombia	CPs	6.48%	6.48%	Annual	—	8,977,569	8,977,569
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.48%	6.48%	Annual	—	6,430,876	6,430,876
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.48%	6.48%	Annual	—	21,177,566	21,177,566
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CPs	6.48%	6.48%	Annual	—	23,478,356	23,478,356
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CPs	6.48%	6.48%	Annual	—	26,730,428	26,730,428
Foreign	Endesa Costanera	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	US$	3.60%	16.00%	At maturity	368,366	—	368,366
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	3.80%	LIBOR+3%	At maturity	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.28%	LIBOR+12%	At maturity	44,820	—	44,820
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	4.80%	LIBOR+4.5%	At maturity	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	14.00%	BAIBOR+5%	At maturity	3,555,128	—	3,555,128
Foreign	Endesa Costanera	Argentina	Foreign	Mediocredito Italiano	Argentina	Ar$	1.75%	1.75%	At maturity	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	15.50%	15.50%	At maturity	1,898,686	—	1,898,686
Foreign	Endesa Costanera	Argentina	Foreign	Banco Itau	Argentina	Ar$	16.90%	BAIBOR+5%	At maturity	3,529,419	—	3,529,419
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	Ar$	13.50%	13.50%	At maturity	6,393,434	—	6,393,434
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	Ar$	14.90%	16.00%	At maturity	5,167,489	—	5,167,489
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	5.43%	LIBOR+4.8%	At maturity	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	3.80%	EURIBOR+3.85%	At maturity	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	15.75%	16.00%	At maturity	2,566,218	—	2,566,218
Foreign	Endesa Costanera	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	13.90%	16.00%	At maturity	978,500	—	978,500
Foreign	Endesa Costanera	Argentina	Foreign	Banco Standard	Argentina	Ar$	15.75%	16.00%	At maturity	2,509,954	—	2,509,954
Foreign	Endesa Costanera	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	368,142	—	368,142
91,081,000-6	Endesa Chile	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	6.32%	Semi-annual	50,233	849,448	899,681
91,081,000-6	Endesa Chile	Chile	Foreign	Export Development Corporation Loan	USA	US$	1.60%	Libor+1.0	Semi-annual	—	758,262	758,262
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.	USA	US$	1.93%	Libor+0.75	At maturity	34,267	—	34,267
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Santander Chile	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Español de Crédito S.A. N.Y.B.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Deutsche Bank	Argentina	US$	3.80%	Libor+3.5%	At maturity	40,734	3,197,006	3,237,740
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	3.80%	Libor+3.5%	At maturity	40,677	3,196,969	3,237,646
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	25,858	1,545,012	1,570,870
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	20,196	1,207,041	1,227,237
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander — Sindicado	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	25,859	1,545,012	1,570,871
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario — Sindicado	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	16,968	1,013,914	1,030,882
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de Galicia — Sindicado	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	8,077	482,816	490,893
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Sindicado	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	82,953	497,792	580,745
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annual	132,688	796,817	929,505
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	15.84%	15.84%	At maturity	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Citibank	Argentina	Ar$	14.50%	14.50%	At maturity	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Francés	Argentina	Ar$	14.93%	14.93%	At maturity	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Industrial	Argentina	Ar$	17.34%	BPC + 5.00%	At maturity	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro	Argentina	Ar$	17.75%	17.75%	At maturity	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annual	100,996	—	100,996
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annual	283,419	1,095,492	1,378,911
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annual	100,996	—	100,996
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annual	66,315	398,233	464,548
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de Galicia - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annual	167,311	398,233	565,544
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de la Ciudad - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annual	53,063	318,657	371,720
96,830,980-3	Inversiones Gas Atacama Holding	Chile	Foreign	PNC BANK	USA	US$	3.09%	3.09%	Semi-annual	—	—	—
				Total ThCh$								145,464,457

		12-2011				12-2010
		Non-current				Current			Non-current
Taxpayer ID No. (RUT)	Company	One to Three Years	Three to Five Years	Five to Ten Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	Five to Ten Years	Total Non- current
Foreign	Chinango	—	—	—	—	27,549	—	27,549	4,901,950	—	—	4,901,950
Foreign	Chinango	—	—	—	—	—	3,524,902	3,524,902	—	—	—	—
Foreign	Chinango	—	—	—	—	—	6,579,812	6,579,812	—	—	—	—
Foreign	Chinango	1,127,370	1,288,422	13,689,484	16,105,276	—	—	—	—	—	—	—
Foreign	Chinango	—	—	—	—	1,936	—	1,936	1,333,864	—	—	1,333,864
Foreign	Edegel	1,870,361	—	—	1,870,361	583,558	1,686,071	2,269,629	8,430,354	—	—	8,430,354
Foreign	Edegel	1,298,813	17,923,617	12,468,603	31,691,033	415,488	1,246,464	1,661,952	1,577,727	6,908,207	21,661,326	30,147,260
Foreign	Edegel	—	—	—	—	—	3,373,158	3,373,158	1,686,071	—	—	1,686,071
Foreign	Edegel	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa	—	—	—	—	—	521,504	521,504	—	7,675,010	—	7,675,010
Foreign	Emgesa	—	—	—	—	—	373,568	373,568	—	5,497,818	—	5,497,818
Foreign	Emgesa	—	—	—	—	—	1,230,198	1,230,198	—	18,104,904	—	18,104,904
Foreign	Emgesa	—	—	—	—	—	1,363,850	1,363,850	—	20,071,871	—	20,071,871
Foreign	Emgesa	—	—	—	—	—	1,552,762	1,552,762	—	22,852,099	—	22,852,099
Foreign	Endesa Costanera	—	—	—	—	602,549	—	602,549	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	713,260	—	713,260	—	—	—	—
Foreign	Endesa Costanera	5,195,104	—	—	5,195,104	6,596	—	6,596	4,013,854	—	—	4,013,854
Foreign	Endesa Costanera	—	—	—	—	614,327	—	614,327	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	—	1,815,068	1,815,068	2,077,593	—	—	2,077,593
Foreign	Endesa Costanera	—	—	—	—	—	963,655	963,655	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	882,153	—	882,153	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	2,679,318	—	2,679,318	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	—	3,705,866	3,705,866	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	1,778,439	—	1,778,439	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	381,952	—	381,952	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	—	277,010	277,010	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	1,779,852	—	1,779,852	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	—	954,115	954,115	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	1,159,754	—	1,159,754	—	—	—	—
Foreign	Endesa Costanera	—	—	—	—	357,808	—	357,808	—	—	—	—
91,081,000-6	Endesa Chile	1,698,896	849,449	—	2,548,345	—	821,662	821,662	1,531,395	1,531,396	—	3,062,791
91,081,000-6	Endesa Chile	1,486,682	—	—	1,486,682	356,896	335,088	691,984	1,340,104	670,052	—	2,010,156
91,081,000-6	Endesa Chile	30,494,018	—	—	30,494,018	24,636	—	24,636	—	27,418,295	—	27,418,295
91,081,000-6	Endesa Chile	17,055,976	—	—	17,055,976	—	—	—	—	15,335,657	—	15,335,657
91,081,000-6	Endesa Chile	25,842,388	—	—	25,842,388	—	—	—	—	23,235,843	—	23,235,843
91,081,000-6	Endesa Chile	17,055,976	—	—	17,055,976	—	—	—	—	15,335,656	—	15,335,656
91,081,000-6	Endesa Chile	12,921,194	—	—	12,921,194	—	—	—	—	11,617,921	—	11,617,921
Foreign	Hidroeléctrica El Chocón	6,393,999	799,242	—	7,193,241	1,383,337	8,390,068	9,773,405	—	—	—	—
Foreign	Hidroeléctrica El Chocón	6,393,999	799,242	—	7,193,241	1,383,337	8,390,068	9,773,405	—	—	—	—
Foreign	Hidroeléctrica El Chocón	—	—	—	—	22,071	1,095,330	1,117,401	1,095,330	—	—	1,095,330
Foreign	Hidroeléctrica El Chocón	—	—	—	—	22,071	1,095,330	1,117,401	1,095,330	—	—	1,095,330
Foreign	Hidroeléctrica El Chocón	—	—	—	—	23,732	1,177,774	1,201,506	1,177,774	—	—	1,177,774
Foreign	Hidroeléctrica El Chocón	—	—	—	—	19,936	989,330	1,009,266	989,330	—	—	989,330
Foreign	Hidroeléctrica El Chocón	—	—	—	—	9,493	471,110	480,603	471,110	—	—	471,110
Foreign	Hidroeléctrica El Chocón	761,700	—	—	761,700	8,307	412,221	420,528	412,221	—	—	412,221
Foreign	Hidroeléctrica El Chocón	1,219,258	—	—	1,219,258	8,307	412,221	420,528	412,221	—	—	412,221
Foreign	Hidroeléctrica El Chocón	—	—	—	—	10,029	—	10,029	—	—	—	—
Foreign	Hidroeléctrica El Chocón	—	—	—	—	729,446	—	729,446	—	—	—	—
Foreign	Hidroeléctrica El Chocón	—	—	—	—	596,140	—	596,140	—	—	—	—
Foreign	Hidroeléctrica El Chocón	—	—	—	—	711,729	—	711,729	—	—	—	—
Foreign	Hidroeléctrica El Chocón	—	—	—	—	2,391,059	—	2,391,059	—	—	—	—
Foreign	Hidroeléctrica El Chocón	2,414,203	603,521	—	3,017,724	245,369	2,314	247,683	1,226,886	—	—	1,226,886
Foreign	Hidroeléctrica El Chocón	4,090,481	603,521	—	4,694,002	539,813	5,092	544,905	2,699,066	—	—	2,699,066
Foreign	Hidroeléctrica El Chocón	2,414,203	603,521	—	3,017,724	392,591	3,703	396,294	1,962,957	—	—	1,962,957
Foreign	Hidroeléctrica El Chocón	609,361	—	—	609,361	196,296	1,851	198,147	981,478	—	—	981,478
Foreign	Hidroeléctrica El Chocón	3,023,612	603,521	—	3,627,133	196,296	1,851	198,147	981,478	—	—	981,478
Foreign	Hidroeléctrica El Chocón	487,596	—	—	487,596	—	—	—	—	—	—	—
96,830,980-3	Inversiones Gas Atacama Holding	—	—	—	—	—	208,031	208,031	—	—	—	—

					194,087,333			74,236,476				238,314,148

Appendix No.4, letter a), presents additional information on financial debt which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

3.                            The detail of Unsecured Liabilities by currency and maturity as of December  31, 2011 and 2010 is as follows:

•                               Summary of Unsecured Liabilities by currency and maturity

					Current			Non-current
					Maturity			Maturity				Total Non-
Country	Currency	Amortization	Nominal Rate	Secured/ Unsecured	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	current at 12-31-2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annual	8.36%	Unsecured	16,296,727	—	16,296,727	206,726,825	102,843,263	—	157,356,125	466,926,213
Chile	Ch$	Quarterly	5.17%	Unsecured	31,548,592	6,789,214	38,337,806	9,274,316	9,274,316	83,987,692	275,252,070	377,788,394
Peru	US$	Semi-annual	6.98%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	14,632,944	5,195,251	38,570,063
Peru	Soles	Quarterly	6.60%	Unsecured	437,080	57,158	494,238	23,760,221	—	4,817,555	4,817,555	33,395,331
Colombia	CPs	Semi-annual	9.11%	Unsecured	—	27,075,161	27,075,161	—	37,890,242	212,561,450	235,868,494	486,320,186

				Total	49,136,024	33,982,130	83,118,154	244,811,146	163,699,905	315,999,641	678,489,495	1,403,000,187

					Current			Non-current
					Maturity		Total	Maturity				Total Non-
Country	Currency	Amortization	Nominal Rate	Secured/ Unsecured	One to Three Months	Three to Twelve Months	Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	current at 12-31-2010
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annual	8.36%	Unsecured	14,689,969	—	14,689,969	185,675,099	92,366,575	—	141,090,149	419,131,823
Chile	CH$	Quarterly	5.19%	Unsecured	1,091,599	6,912,481	8,004,080	10,534,675	11,178,341	74,197,193	301,485,003	397,395,212
Peru	Soles	Semi-annual	6.88%	Unsecured	870,099	3,801,453	4,671,552	—	7,528,779	22,558,691	4,683,530	34,771,000
Peru	US$	Quarterly	6.60%	Unsecured	378,187	49,456	427,643	12,504,975	8,053,204	4,168,325	4,168,325	28,894,829
Colombia	CPs	Semi-annual	7.84%	Unsecured	—	82,818,221	82,818,221	—	—	229,794,716	35,294,634	265,089,350

				Total	17,029,854	93,581,611	110,611,465	208,714,749	119,126,899	330,718,925	486,721,641	1,145,282,214

4.                            The detail of Secured Liabilities by currency and maturity as of December  31, 2011 and 2010 is as follows:

•                               Summary of Secured Liabilities by currency and maturity

					Current			Non-current
					Maturity		Total	Maturity			Total Non-current
Country	Currency	Amortization	Nominal Rate	Secured/ Unsecured	One to Three Months	Three to Twelve Months	Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	at 12-31-2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	Semi-annual	6.15%	Secured	—	10,463,994	10,463,994	—	—	—	—
Peru	Soles	Semi-annual	6.35%	Secured	135,886	60,596	196,482	9,635,108	—	—	9,635,108

				Total	135,886	10,524,590	10,660,476	9,635,108	—	—	9,635,108

					Current			Non-current
					Maturity		Total	Maturity			Total Non-current
Country	Currency	Amortization	Nominal Rate	Secured/ Unsecured	One to Three Months	Three to Twelve Months	Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	at 12-31-2010
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	Semi-annual	6.15%	Secured	—	66,252	66,252	9,367,060	—	—	9,367,060
Peru	Soles	Semi-annual	6.26%	Secured	4,373,389	5,082,647	9,456,036	4,168,325	4,168,325	—	8,336,650

				Total	4,373,389	5,148,899	9,522,288	13,535,385	4,168,325	—	17,703,710

The fair value of current and non-current secured and unsecured liabilities totaled ThCh$ 1,884,977,657 as of December 31, 2011 and ThCh$ 1,580,500,960 as of December 31, 2010.

•                                Secured and Unsecured Liabilities by Company

										12-2011
										Current			Non-current
Company Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non- current
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Soles	6.57%	6.57%	Yes	—	60,596	60,596	4,817,554	—	—	—	4,817,554
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Soles	6.16%	6.16%	Yes	—	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Soles	6.15%	6.15%	Yes	135,886	—	135,886	4,817,554	—	—	—	4,817,554
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Soles	5.91%	5.91%	Yes	—	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.15%	Yes	—	10,463,994	10,463,994	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	—	7,603	7,603	—	—	—	4,817,555	4,817,555
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	148,780	—	148,780	—	—	4,817,555	—	4,817,555
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.86%	6.75%	No	86,706	—	86,706	3,854,084	—	—	—	3,854,084
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.54%	6.44%	No	—	33,597	33,597	4,817,555	—	—	—	4,817,555
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.73%	6.63%	No	—	15,958	15,958	4,817,555	—	—	—	4,817,555
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.61%	6.50%	No	88,723	—	88,723	4,817,555	—	—	—	4,817,555
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.70%	6.59%	No	112,871	—	112,871	5,453,472	—	—	—	5,453,472
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	5.86%	5.78%	No	141,895	—	141,895	—	—	5,195,251	—	5,195,251
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	6.06%	5.97%	No	—	—	—	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	141,900	—	141,900	—	—	—	5,195,251	5,195,251
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	—	60,597	60,597	5,049,784	—	—	—	5,049,784
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	7.13%	7.13%	No	104,550	—	104,550	—	3,301,582	—	—	3,301,582
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	9.20%	9.00%	No	85,722	—	85,722	—	5,195,251	—	—	5,195,251
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	146,718	—	146,718	—	—	4,242,442	—	4,242,442
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	157,752	—	157,752	—	5,195,251	—	—	5,195,251
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	7.93%	7.78%	No	75,088	—	75,088	—	—	5,195,251	—	5,195,251
Foreign	Emgesa	Colombia	Foreign	A-10 Bonds	Colombia	CPs	8.21%	7.97%	No	—	534,079	534,079	—	—	56,169,355	—	56,169,355
Foreign	Emgesa	Colombia	Foreign	B-103 Bonds	Colombia	CPs	8.33%	8.33%	No	—	3,654,924	3,654,924	—	—	45,470,431	—	45,470,431
Foreign	Emgesa	Colombia	Foreign	A102 Bonds	Colombia	CPs	8.21%	7.97%	No	—	101,729	101,729	—	—	9,747,283	—	9,747,283
Foreign	Emgesa	Colombia	Foreign	A5 Bonds	Colombia	CPs	5.32%	5.22%	No	—	116,036	116,036	—	13,223,871	—	—	13,223,871
Foreign	Emgesa	Colombia	Foreign	B10 Bonds	Colombia	CPs	8.97%	8.69%	No	—	575,302	575,302	—	—	42,811,747	—	42,811,747
Foreign	Emgesa	Colombia	Foreign	B15 Bonds	Colombia	CPs	9.29%	8.99%	No	—	205,704	205,704	—	—	—	14,844,758	14,844,758
Foreign	Emgesa	Colombia	Foreign	B09-09 Bonds	Colombia	CPs	9.10%	8.80%	No	—	1,416,305	1,416,305	—	—	58,362,634	—	58,362,634
Foreign	Emgesa	Colombia	Foreign	B12 Bonds	Colombia	CPs	9.30%	9.00%	No	—	592,993	592,993	—	—	—	23,960,242	23,960,242
Foreign	Emgesa	Colombia	Foreign	Commercial papers	Colombia	CPs	4.20%	4.20%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	E5-09 Bonds	Colombia	CPs	9.27%	9.27%	No	—	1,146,419	1,146,419	—	24,666,371	—	—	24,666,371
Foreign	Emgesa	Colombia	Foreign	B7 Bonds	Colombia	CPs	9.31%	9.00%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	B72 Bonds	Colombia	CPs	9.31%	9.00%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Foreign bonds	Colombia	CPs	10.17%	10.17%	No	—	2,288,195	2,288,195	—	—	—	24,072,581	24,072,581
Foreign	Emgesa	Colombia	Foreign	Quimbo Bonds	Colombia	CPs	10.17%	10.17%	No	—	16,443,475	16,443,475	—	—	—	172,990,913	172,990,913
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-1	USA	US$	7.96%	7.96%	No	3,507,440	—	3,507,440	—	—	—	105,516,202	105,516,202
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - First Issuance S-2	USA	US$	7.40%	7.40%	No	1,121,609	—	1,121,609	—	—	—	36,254,989	36,254,989
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - First Issuance S-3	USA	US$	8.26%	8.26%	No	710,395	—	710,395	—	—	—	15,584,934	15,584,934
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	No	31,548,592	—	31,548,592	—	—	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.50%	No	7,225,533	—	7,225,533	206,726,825	—	—	—	206,726,825
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.83%	No	3,731,750	—	3,731,750	—	102,843,263	—	—	102,843,263
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	7.17%	No	—	5,653,703	5,653,703	9,274,316	9,274,316	23,185,792	28,612,795	70,347,219
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	No	—	699,402	699,402	—	—	—	88,931,329	88,931,329
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.82%	No	—	436,109	436,109	—	—	60,801,900	157,707,946	218,509,846

				Total ThCh$								93,778,630					1,412,635,295

		12-2010
		Current			Non-current
Company Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non- current
Foreign	Chinango	—	52,430	52,430	4,168,325	—	—	—	4,168,325
Foreign	Chinango	—	5,030,217	5,030,217	—	—	—	—	—
Foreign	Chinango	117,614	—	117,614	—	4,168,325	—	—	4,168,325
Foreign	Chinango	4,255,775	—	4,255,775	—	—	—	—	—
Foreign	Chinango	—	66,252	66,252	9,367,060	—	—	—	9,367,060
Foreign	Edegel	—	6,578	6,578	—	—	—	4,168,325	4,168,325
Foreign	Edegel	128,730	—	128,730	—	—	4,168,325	—	4,168,325
Foreign	Edegel	75,030	—	75,030	—	3,334,660	—	—	3,334,660
Foreign	Edegel	76,767	—	76,767	4,168,325	—	—	—	4,168,325
Foreign	Edegel	—	29,070	29,070	4,168,325	—	—	—	4,168,325
Foreign	Edegel	—	13,808	13,808	4,168,325	—	—	—	4,168,325
Foreign	Edegel	97,660	—	97,660	—	4,718,544	—	—	4,718,544
Foreign	Edegel	127,919	—	127,919	—	—	4,683,530	—	4,683,530
Foreign	Edegel	100,637	3,746,824	3,847,461	—	—	—	—	—
Foreign	Edegel	127,923	—	127,923	—	—	—	4,683,530	4,683,530
Foreign	Edegel	—	54,629	54,629	—	4,552,391	—	—	4,552,391
Foreign	Edegel	132,266	—	132,266	—	—	3,824,571	—	3,824,571
Foreign	Edegel	94,171	—	94,171	—	2,976,388	—	—	2,976,388
Foreign	Edegel	142,213	—	142,213	—	—	4,683,530	—	4,683,530
Foreign	Edegel	77,278	—	77,278	—	—	4,683,530	—	4,683,530
Foreign	Edegel	67,692	—	67,692	—	—	4,683,530	—	4,683,530
Foreign	Emgesa	—	411,850	411,850	—	—	51,088,180	—	51,088,180
Foreign	Emgesa	—	2,810,154	2,810,154	—	—	42,837,829	—	42,837,829
Foreign	Emgesa	—	78,448	78,448	—	—	9,384,105	—	9,384,105
Foreign	Emgesa	—	83,357	83,357	—	—	12,027,617	—	12,027,617
Foreign	Emgesa	—	449,458	449,458	—	—	38,938,924	—	38,938,924
Foreign	Emgesa	—	161,483	161,483	—	—	—	13,501,876	13,501,876
Foreign	Emgesa	—	1,108,613	1,108,613	—	—	53,083,052	—	53,083,052
Foreign	Emgesa	—	465,607	465,607	—	—	—	21,792,758	21,792,758
Foreign	Emgesa	—	17,113,595	17,113,595	—	—	—	—	—
Foreign	Emgesa	—	1,042,712	1,042,712	—	—	22,435,009	—	22,435,009
Foreign	Emgesa	—	44,319,708	44,319,708	—	—	—	—	—
Foreign	Emgesa	—	14,773,236	14,773,236	—	—	—	—	—
Foreign	Emgesa	—	—	—	—	—	—	—	—
Foreign	Emgesa	—	—	—	—	—	—	—	—
91,081,000-6	Endesa Chile	3,161,628	—	3,161,628	—	—	—	94,921,874	94,921,874
91,081,000-6	Endesa Chile	1,011,025	—	1,011,025	—	—	—	32,652,675	32,652,675
91,081,000-6	Endesa Chile	640,355	—	640,355	—	—	—	13,515,600	13,515,600
91,081,000-6	Endesa Chile	1,091,599	321,834	1,413,433	1,609,167	2,252,833	12,873,329	12,248,538	28,983,867
91,081,000-6	Endesa Chile	6,513,139	—	6,513,139	185,675,099	—	—	—	185,675,099
91,081,000-6	Endesa Chile	3,363,822	—	3,363,822	—	92,366,575	—	—	92,366,575
91,081,000-6	Endesa Chile	—	5,497,845	5,497,845	8,925,508	8,925,508	22,313,773	31,967,591	72,132,380
91,081,000-6	Endesa Chile	—	673,096	673,096	—	—	—	85,561,441	85,561,441
91,081,000-6	Endesa Chile	—	419,706	419,706	—	—	39,010,091	171,707,433	210,717,524

				120,133,753					1,162,985,924

Appendix No.4, letter b) presents additional information on financial debt which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above.

•                                Detail of Financial Lease Obligations

								12-2011
								Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non-current

91,081,000-6	Endesa Chile	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	1,041,741	—	1,041,741	2,291,023	2,598,536	8,126,396	5,639,145	18,655,100
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	—	36,330,524
96,830,980-3	Inversiones Gas Atacama Holding	Chile	96,976,410-5	Gasred S.A.	Chile	US$	8.27%	—	—	—	—	—	—	—	—

				Total ThCh$						9,178,783					54,985,624

		12-2010
		Current			Non-current
Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non- current

91,081,000-6	Endesa Chile	—	881,720	881,720	3,004,174	2,342,336	7,325,181	5,083,160	17,754,851
Foreign	Edegel	1,877,853	5,562,774	7,440,627	12,096,296	11,246,668	16,687,463	—	40,030,427
96,830,980-3	Inversiones Gas Atacama Holding	—	249,450	249,450	—	—	—	—	—

				8,571,797					57,785,278

Appendix No.4 letter c) presents additional information on financial lease obligations which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle these obligations.

•                                Detail of Other Obligations

								12-2011
								Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current

Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	—	50,586,485
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	—	13,925,511	13,925,511	—	—	—	—
Foreign	Endesa Costanera S	Argentina	Foreign	Others	Argentina	Ar$	11.50%	679,866	1,133,110	1,812,976	—	—	—	—
91,081,000-6	Endesa Chile	Chile	N/A	Others	Chile	Ch$	4.74%	27	—	27	—	—	—	—
96,830,980-3	Inversiones Gas Atacama Holding	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	10,104,537	—	10,104,537	—	—	—	—
96,830,980-3	Inversiones Gas Atacama Holding	Chile	96,963,440-6	SC GROUP	Chile	US$	N/A	1,092,804	—	1,092,804	—	—	—	—
96,589,170-6	Pangue	Chile	N/A	Others	Chile	Ch$	N/A	2	—	2	—	—	—	—
96,827,970-K	Endesa Eco	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$		3,929,271	—	3,929,271	—	—	—	—

				Total ThCh$						53,584,416				50,586,485

		12-2010
		Current			Non-current
Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current

Foreign	Endesa Costanera	17,408,628	8,223,739	25,632,367	—	37,523,997	—	37,523,997
Foreign	Endesa Costanera	—	—	—	—	12,332,589	—	12,332,589
Foreign	Endesa Costanera S	1,542,295	1,517,680	3,059,975	1,011,826	—	—	1,011,826
91,081,000-6	Endesa Chile	—	894	894	—	—	—	—
96,830,980-3	Inversiones Gas Atacama Holding	—	—	—	792,809	—	—	792,809
96,830,980-3	Inversiones Gas Atacama Holding		17,550,375	17,550,375	—	—	—	—
96,589,170-6	Pangue	—	—	—	—		—	—
96,827,970-K	Endesa Eco			—		12,395,250	—	12,395,250

				46,243,611				64,056,471

Appendix No.4 letter d) presents additional information on other obligations which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle these obligations.

5.                            Hedged debt

Of Endesa Chile’s US dollar denominated debt, as of December 31, 2011, ThCh$ 739,686,386 is related to future cash flow hedges for the Group’s US dollar-linked operating income (see Note 3.k). As of December 31, 2010, this amount totaled ThCh$ 679,999,810.

The following table details movements in “Reserve of cash flow hedges” during 2011, 2010, and 2009 due to exchange differences of this debt:

	December 31, 2011	December 31, 2010	December 31, 2009
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at the beginning of the year, net	101,149,888	85,798,007	(96,503,511)
Foreign currency exchange differences recorded in equity, net	(47,549,956)	26,100,215	187,292,646
Recognition of foreign currency exchange differences in profit (loss), net	(12,505,769)	(10,748,334)	(4,991,128)
Foreign currency translation differences	1,055,579	—	—
Balance in hedging reserves (hedging income) at the end of the year, net	42,149,742	101,149,888	85,798,007

6.                            Other information

As of December 31, 2011 and 2010, Endesa Chile has long-term lines of credit available for use amounting to ThCh$ 199,892,000 and ThCh$ 144,776,000, respectively.

Various of the Company’s and its subsidiaries’ credit facilities contain certain financial ratio covenants, customary In these types of contracts.  These agreements also include affirmative and negative covenants that require ongoing monitoring. Additionally, there are certain restrictions in the events of default sections that also require compliance.

Some of Endesa Chile’s credit facilities include cross default provisions. Endesa Chile’s loan, syndicated under the State of New York law, subscribed in 2008 and expiring in 2014, and which contains a disbursed balance of US$ 200 million to date, does not make reference to Endesa Chile’s subsidiaries, so cross default can only originate if Endesa Chile defaults on other of its own debt. For debt repayments to become accelerated due to cross default, the amount in default must exceed US$ 50 million, or its equivalent in other currencies.  Additionally, other conditions must be met before debt repayments can be accelerated, including expiration of the grace period (if any) and a formal notice documenting intention to accelerate debt repayment from the lenders that represent more than 50% of the balance owed under the credit facility. Additionally, in December 2009, Endesa Chile subscribed loans under Chilean law that stipulate that a cross default will arise only by the debtor’s default.  In these loans, the amount in default must also exceed the US$ 50 million threshold aforementioned or its equivalent in foreign currency.  Note that since their subscription, these credit facilities have never been disbursed.

Regarding Endesa Chile’s bonds registered with the U.S. SEC, commonly known as “Yankee Bonds,” the cross default for nonpayment can arise from other debt affecting the same company, or from any of its Chilean subsidiaries, regardless of the amount, as long as the principal that originated the cross default exceeds US$ 30 million, or its equivalent in other currency.  The acceleration of the debt repayment caused by the cross default provision does not happen automatically; instead, bondholders of at least 25% of a certain series of the Yankee Bonds must demand this.  Additionally, the bankruptcy or insolvency of a foreign subsidiary does not have a contractual impact on Endesa Chile’s Yankee Bonds.

Endesa Chile’s Chilean bonds stipulate that a cross default can only arise if the “Issuer” of the debt instrument is in default when the amount in default exceeds US$ 50 million or its equivalent in another currency.  Furthermore, the acceleration of the debt repayment must be requested by at least 50% of the bondholders of a particular series.

As of December 31, 2011 and 2010, Endesa Chile and its respective subsidiaries were in full compliance with all above-described  financial and other covenants and restrictions.

17.                     RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•                                Compliance with corporate governance standards.

•                                Strict compliance with the Group’s internal policies.

•                                The Group’s Risk Committee is the organization in charge of defining, approving, and updating the basic principles that are to inspire actions taken regarding risk.

•                                Risk Governance is organized operationally through the Risk Control and Risk Management areas, which are two independent functions.

•                                Each business and corporate area determines:

I.                             The markets and product areas in which it will operate based on its knowledge and ability to ensure effective risk management.

II.                         Criteria regarding counterparts.

III.                     Authorized operators.

•                                Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•                                Business limits are ratified by the Group’s risk committee.

•                                All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•                                Businesses, corporate areas, lines of business, and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with Endesa Chile’s policies, standards, and procedures.

17.1.           Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 83% as of December 31, 2011.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Endesa Chile Group detailed by fixed, hedged, and floating rate debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2011	12-31-2010
	%	%
Fixed interest rate	83%	70%
Floating interest rate	17%	30%
Total	100%	100%

17.2.           Exchange rate risk

Exchange rate risks involve basically the following transactions:

•                                Debt contracted by the Group’s companies that is denominated in a foreign currency, when the Company’s contribution margin is not highly indexed to such foreign currency.

•                                Payments to be made in international markets for the acquisition of Project-related materials.

•                                Group company income directly linked to dollar changes.

•                                Cash flows from foreign subsidiaries to the Chilean parent company, exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Endesa Chile Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

17.3.             Commodities risk.

The Endesa Chile Group has risk exposure to price changes in certain commodities, basically due to:

•                              Purchases of fuel used to generate electricity.

•                              Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year and includes risk mitigation terms in certain contracts with unregulated customers.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile oil prices, the Group is constantly verifying the advisability of hedging against increases in the price of Brent crude oil. As of December 31, 2011, there are no hedging instruments in effect, and the hedging used in the past has been in specific cases and for fairly insignificant amounts. The Group does not rule out use of this type of instrument in the future.

17.4.             Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 16 and 18, and Appendix No.4, respectively.

As of December 31, 2011, the Endesa Group has cash and cash equivalent totaling ThCh$ 421,282,284 and unconditionally available lines of credits totaling ThCh$ 199,892,000. As of December 31, 2010, the Endesa Group had ThCh$ 333,269,859 in cash and cash equivalents and ThCh$ 144,776,000 in unconditional available lines of credit.

17.5.             Credit risk

Given the current economic climate, the Group has been carefully following its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts.

Some countries’ regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade) with thresholds established for each entity.

Banks that have received investment grade ratings from at least two of the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments are backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; wherever possible and when market conditions permit, the treasury bonds are preferred.

Derivative instruments are entered into with entities with solid creditworthiness; approximately 90% of derivative transactions are performed entities rated A- or higher.

17.6.             Risk measurement

The Endesa Chile Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to ensure that the risk assumed by the company remains consistent with the risk exposure defined by Management, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

•                              Debt

•                              Financial derivatives

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•                              U.S. dollar Libor interest rate.

•                              The customary local indices used in the banking industry for debt, considering the various currencies in which our companies operate.

•                              The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table.

	Balance at
Financial Positions	12-31-2011	12-31-2010
	ThCh$	ThCh$

Interest rate	36,951,206	20,338,359
Exchange rate	3,122,801	245,827
Correlation	(470,475)	3,063,908

Total	39,603,532	23,648,094

The Value at Risk positions have varied during the 2011 and 2010 fiscal years depending on the start/maturity of operations throughout each year.

18.                     FINANCIAL INSTRUMENTS

18.1              Financial instruments, classified by type and category

a)                            The detail of financial assets, classified by type and category, as of December 31, 2011 and 2010, is as follows:

	December 31, 2011
	Financial assets held for trading	Financial assets at fair value with change in net income	Held-to- Maturity Investments	Loans and Receivables	Available-for-Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	—	—	—	—	—	—
Derivative instruments	47,504	—	—	—	—	723,067
Other financial assets	—	—	—	379,534,910	—	—
Total Current	47,504	—	—	379,534,910	—	723,067

Equity instruments	—	—	—	—	2,865,405	—
Derivative instruments	—	—	—	—	—	9,385,907
Other financial assets	—	—	—	152,956,126	—	—
Total Non-current	—	—	—	152,956,126	2,865,405	9,385,907

Total	47,504	—	—	532,491,036	2,865,405	10,108,974

	December 31, 2010
	Financial assets held for trading	Financial assets at fair value with change in net income	Held-to- Maturity Investments	Loans and Receivables	Available-for-Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	—	—	—	—	—	—
Derivative instruments	17,551	—	—	—	—	54,650
Other financial assets	—	—	—	329,710,915	—	—
Total Current	17,551	—	—	329,710,915	—	54,650

Equity instruments	—	—	—	—	2,485,615	—
Derivative instruments	91,262	—	—	—	—	25,387,885
Other financial assets	—	—	—	126,792,241	—	—
Total Non-current	91,262	—	—	126,792,241	2,485,615	25,387,885

Total	108,813	—	—	456,503,156	2,485,615	25,442,535

b)                          The detail of financial liabilities, classified by type and category, as of December 31, 2011 and 2010, is as follows:

	December 31, 2011
	Financial liabilities held for trading	Financial liabilities at fair value with change in net income	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	—	3,929,271	298,077,015	—
Derivative instruments	807,105	—	—	184,042
Other financial liabilities	—	—	495,728,127	—
Total current	807,105	3,929,271	793,805,142	184,042

Interest-bearing loans	—	—	1,712,294,737	—
Derivative instruments	—	—	—	6,555,571
Other financial liabilities	—	—	9,243,595	—
Total non-current	—	—	1,721,538,332	6,555,571

Total	807,105	3,929,271	2,515,343,474	6,739,613

	December 31, 2010
	Financial liabilities held for trading	Financial liabilities at fair value with change in net income	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	—	—	249,185,637	—
Derivative instruments	—	—	—	908,928
Other financial liabilities	—	—	603,627,667	—
Total current	—	—	852,813,304	908,928

Interest-bearing loans	—	12,395,250	1,510,746,571	—
Derivative instruments	—	—	—	4,487,602
Other financial liabilities	—	—	14,759,031	—
Total non-current	—	12,395,250	1,525,505,602	4,487,602

Total	—	12,395,250	2,378,318,906	5,396,530

18.2                        Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

•                               Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•                               Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•                               Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)                          Assets and liabilities for hedge derivative instruments

As of December 31, 2011 and 2010, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2011				December 31, 2010
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	—	—	91,829	6,454,964	54,650	—	334,843	4,487,602
Cash flow hedge	—	—	91,829	6,454,964	54,650	—	334,843	4,487,602
Exchange rate hedge:	723,067	9,385,907	92,213	100,607	—	25,387,885	574,085	—
Fair value hedge	723,067	9,385,907	92,213	100,607	—	25,387,885	574,085	—

TOTAL	723,067	9,385,907	184,042	6,555,571	54,650	25,387,885	908,928	4,487,602

•                               General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge	Description of Hedge		Fair Value of Hedged Instruments	Fair Value of Hedged Instruments
Instruments	Instruments	Description of Hedged Instruments	12-31-2011	12-31-2010	Type of Risks Hedged
			ThCh$	ThCh$

SWAP	Interest rate	Bank borrowings	(6,546,793)	(4,822,445)	Cash flow
SWAP	Exchange rate	Bank borrowings	—	(519,435)	Cash flow
SWAP	Exchange rate	Unsecured obligations (bonds)	9,916,154	25,387,885	Cash flow

At the close of the years ending December 31, 2011 and 2010, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)                         Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2011 and 2010, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2011				December 31, 2010
	Current	Current	Non-current	Non-current	Current	Current	Non-current	Non-current
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Non-hedging derivative instruments	47,504	807,105	—	—	17,551	—	91,262	—

c)                            Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2011 and 2010:

	December 31, 2011
		Notional Value
Financial Derivatives	Fair Value	Less than 1 Year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Subsequent Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(6,546,793)	9,479,132	5,731,377	107,702,257	5,292,723	5,292,723	8,368,224	141,866,438
Cash flow hedge	(6,546,793)	9,479,132	5,731,377	107,702,257	5,292,723	5,292,723	8,368,224	141,866,438
Exchange rate hedge:	9,916,154	—	—	209,977,060	—	—	—	209,977,060
Cash flow hedge	9,916,154	—	—	209,977,060	—	—	—	209,977,060
Derivatives not designated for hedge accounting	(759,601)	17,569,294	—	—	—	—	—	17,569,294
TOTAL	2,609,760	27,048,426	5,731,377	317,679,317	5,292,723	5,292,723	8,368,224	369,412,792

	December 31, 2010
		Notional Value
Financial Derivatives	Fair Value	Less than 1 Year	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Subsequent Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(4,767,795)	16,841,269	—	10,670,628	93,602,000	—	13,385,086	134,498,983
Cash flow hedge	(4,767,795)	16,841,269	—	10,670,628	93,602,000	—	13,385,086	134,498,983
Exchange rate hedge:	24,813,800	7,059,982	4,680,100	—	189,274,583	—	—	201,014,665
Cash flow hedge	24,813,800	7,059,982	4,680,100	—	189,274,583	—	—	201,014,665
Derivatives not designated for hedge accounting	108,813	72,537	—	—	—	—	—	72,537
TOTAL	20,154,818	23,973,788	4,680,100	10,670,628	282,876,583	—	13,385,086	335,586,185

The hedging and non-hedging derivatives contractual maturities do not represent the total Group’s risks exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

18.3     Fair value hierarchies

a)          Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.f.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2011 and 2010:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2011	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	10,108,974	—	10,108,974	—
Derivatives not designated for hedge accounting	47,504	—	47,504	—
Borrowings and receivables (commodities hedge)	3,338	—	3,338	—
Available-for-sale financial assets, non-current	61,676	61,676	—	—
Total	10,221,492	61,676	10,159,816	—
Financial Liabilities
Cash flow hedge derivatives	6,739,613	—	6,739,613	—
Derivatives not designated for hedge accounting	807,105	—	807,105	—
Other non-current financial liabilities	3,929,271	—	—	3,929,271
Total	11,475,989	—	7,546,718	3,929,271

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2010	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	25,442,535	—	25,442,535	—
Derivatives not designated for hedge accounting	108,813	—	108,813	—
Available-for-sale financial assets, non-current	63,327	63,327	—	—
Total	25,614,675	63,327	25,551,348	—
Financial Liabilities
Cash flow hedge derivatives	5,396,530	—	5,396,530	—
Other non-current financial liabilities	12,395,250	—	—	12,395,250
Total	17,791,780	—	5,396,530	12,395,250

b)         The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at Level 3:

Non-current Interest-Bearing Loans	ThCh$

Balance at January 1, 2010	11,953,000
Total losses recognized in financial profit or loss	442,250
Balance at December 31, 2010	12,395,250
(Profit) recognized in financial profit or loss	(8,465,979)
Balance at December 31, 2011	3,929,271

The fair value of Level 3 has been calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions from within the company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

19.       TRADE AND OTHER PAYABLES

Trade and other payables as of December 2011 and 2010 is as follows:

	Current		Non-current
Trade and Other Payables	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$

Trade payables	109,707,264	156,322,891	—	—
Other payables	248,074,117	221,154,814	—	3,738,357

Total	357,781,381	377,477,705	—	3,738,357

The breakdown of Trade Accounts and other Payables as of December 31, 2011 and 2010 is as follows:

			Non-current
	Current		One to Five Years
Trade and Other Payables	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$

Energy suppliers	71,605,183	118,514,681	—	—
Fuel and gas suppliers	38,102,081	37,808,210	—	—
Payables for goods and services	170,243,991	64,586,392	—	—
Dividends payable to third parties	39,053,184	142,992,486	—	—
Prepayments to clients (mining companies)	7,698,967	8,877,873	—	—
Mitsubishi contract	—	3,397,620	—	3,288,535
Other accounts payable	31,077,975	1,300,443	—	449,822

Total	357,781,381	377,477,705	—	3,738,357

See Note 17.4 for the description of the liquidity risk management policy.

20.       PROVISIONS

20.1     Provisions

a)          The breakdown of provisions as of December 31, 2011 and  2010 is the following:

	Current		Non-current
Provisions	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$

Provision for legal proceedings	11,249,455	5,825,216	316,576	9,365,226
Decommissioning, restoration, and rehabilitation costs	—	—	11,677,786	10,735,966
Provision for suppliers and services	1,897,986	20,133,683	—	—
Provision for employee benefits	9,235,343	8,259,543	65,221	—
Other provisions	14,478,414	10,338,940	242,056	817,321

Total	36,861,198	44,557,382	12,301,639	20,918,513

b)         Movements in provisions as of December 31, 2011 and  2010 are as follows:

	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Movements in Provisions
Initial balance at January 1, 2011	15,190,442	10,735,966	39,549,487	65,475,895
Additional provisions	1,061,176	—	—	1,061,176
Increase (decrease) in existing provisions	5,632,580	54,806	11,867,542	17,554,928
Provisions used	(11,331,425)	—	(9,674,773)	(21,006,198)
Increase from adjustment to value of money over time	—	372,069	—	372,069
Foreign currency translation	693,875	515,187	851,454	2,060,516
Other increase (decrease)	319,383	(242)	(16,674,690)	(16,355,549)
Total movements in provisions	(3,624,411)	941,820	(13,630,467)	(16,313,058)
Final balance at December 31, 2011	11,566,031	11,677,786	25,919,020	49,162,837

	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Movements in Provisions
Initial balance at January 1, 2010	16,786,386	10,198,489	26,568,934	53,553,809
Additional provisions	1,746,972	—	11,621,641	13,368,613
Increase (decrease) in existing provisions	(1,584,616)	555,769	2,369,236	1,340,389
Provisions used	(616,990)	—	(436,662)	(1,053,652)
Increase from adjustment to value of money over time	(455,441)	56,434	—	(399,007)
Foreign currency translation	(696,576)	(74,726)	(491,977)	(1,263,279)
Other increase (decrease)	10,707	—	(81,685)	(70,978)
Total movements in provisions	(1,595,944)	537,477	12,980,553	11,922,086
Final balance at December 31, 2010	15,190,442	10,735,966	39,549,487	65,475,895

20.2     Lawsuits and Arbitration Proceedings

As of the date of these consolidated financial statements, the most relevant litigation involving Group companies is as follows:

a)          Pending litigation of Endesa Chile and its Subsidiaries:

1.     In 2005, three lawsuits were filed against ENDESA CHILE, the Chilean Tax Authority and the General Water Affairs Bureau (DGA), currently being treated as a single proceeding, requesting that DGA Resolution 134 be declared void as a matter of public policy, such resolution having established non-consumptive water rights in favor of Endesa to build the Neltume hydroelectric station project. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along the Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. To date, the court has issued a resolution opening a discovery period, and several petitions for reconsideration are presently pending resolution by the court. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regards to these cases,, an injunction has been ordered against entering into any acts and contracts concerning Endesa’s water rights related to the Neltume Project. A petition was made to have the injunction lifted, but it was denied, and an appeal was filed from this decision but it was also ultimately denied. A petition was then filed to have the injunction replaced by a nominal bond by subsidiary Enigesa, which petition as also denied. Endesa appealed this decision and the appeal is currently under review. Discovery was ordered by the appeals court and the parties filed a plea for reconsideration, which is currently pending a decision.

2.     Five legal proceedings were initiated in 2008, 2009 and 2011 against PANGUE S.A., a subsidiary of ENDESA CHILE, where the plaintiffs sought damages that they allege were due to flooding caused by the operations of the Pangue hydroelectric station, in particular related to spills caused in July 2006. PANGUE S.A. has responded to such lawsuits arguing that its operation of the power station was in accordance with existing regulations and that it acted with due diligence and care.  Consequently, PANGUE S.A. argues that there is no causal between the floods and the spills caused by the station during the period in question.  These proceedings are being reviewed in several courts. The amounts claimed in these four cases is equal to $ 17,718,704,000 (US$ 34.12 million) in the aggregate. In two of these cases, the court has already ruled in favor of PANGUE S.A., and the plaintiffs filed appeals, with one still pending before the Concepción Court of Appeals and the other already ending with a favorable appellate ruling on May 26, 2011, when the plaintiffs’ appeal on the merits with the Supreme Court was dismissed. The three other cases are in their evidentiary stage, with rulings now imminent. The final case is now closed after the court issued an final enforceable judgment that declared the proceedings abandoned. It should be noted that these proceedings are covered by an insurance policy, and therefore PANGUE S.A. faces no monetary risk.

3.     In 2010, three suits for damages were filed against ENDESA CHILE by plaintiffs alleging that they were affected by the flooding of the Bio-Bio river in Region VIII.  The plaintiffs blamed the company for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. These three cases were joined and their discovery period has ended, and the parties are awaiting a verdict. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation.  The amount involved in the three suits totals $ 14,610,042,700 (US$ 28.13 million). It should be noted that these proceedings are covered by an insurance policy, and therefore ENDESA CHILE. faces no monetary risk.

4.     In July and September of 2010, Ingeniería y Construcción Madrid S.A. and  Transportes Silva y Silva Limitada filed separate lawsuits against ENDESA CHILE and the General Water Affairs Bureau (DGA), seeking to nullify and void the administrative resolution that established ENDESA CHILE’s water rights for the Neltume hydroelectric station, and the administrative resolution that authorized the relocation of the collection point of such rights.  The plaintiffs argue that both administrative resolutions should be void due to public-policy considerations. Essentially, the plaintiffs demand payment for their water rights located in the area of the hydraulic works for the future Neltume Station. ENDESA CHILE has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the station in order to obtain monetary compensation.  As to the procedural status of the two lawsuits filed by Ingeniería y Construcción Madrid S.A., the period has expired for both lawsuits and in one of the lawsuits (Case No. 7036-2010) the pleas for reconsideration filed in opposition to the discovery writ were decided upon October 5, 2011, with the evidentiary period having ended with written interrogatories and expert reports still pending.  In the second lawsuit filed by Ingeniería y Construcción Madrid S.A.; (Case No. 6705-2010) a writ of discovery has been issued and has yet to be notified. In the lawsuits filed by Transportes Silva y Silva Ltda., in once lawsuit the parties are awaiting a writ of discovery to be issued, while in the other a writ of discovery has already been issued but remains to be notified. All these claims are for an undetermined amount.

5.     On January 18, 2011, an Arbitration Tribunal was established to hear the case captioned “Empresa Nacional de Electricidad S.A. vs. CMPC Celulosa S.A.”, instituted at the behest of Endesa Chile to determine the damages awarded in another arbitration between the parties on March 27, 2009.  In the prior arbitration, a majority decision agreed with and affirmed Endesa Chile’s position regarding the treatment of excess consumption in the power and capacity supply agreement executed by the parties on May 31, 2003. Once the arbitration award was rendered final and binding in 2010, Endesa Chile began moving toward instituting a new arbitration to determine the amount of damages recognized in the arbitration award of 2009. A claim was filed requesting a sum of Ch$41,864,543,390 (US$ 80.63 million). An answer to the claim was filed by CMPC on June 6, 2011.  The proceeding was then stayed to allow for negotiations between the parties, which were ultimately fruitless, and the stay was lifted on September 30, 2011. Endesa filed a rejoinder in reply to the defendant’s answer and the defendant was given 10 business days to answer. The argument stage of the arbitration has now ended, and the parties await a summons to a reconciliation hearing.

6.     On May 24, 2011, Endesa was served a with a lawsuit filed by 19 riparian owners along the Pirehueico Lake asking to find DGA Resolution 732, which authorized the relocation of water catchment rights for the Neltume Station from the Pirehueico Lake drain to 900 meters downstream along the Fui River, to be declared null and void. The plaintiffs seek for this annulment to be annotated at the margin of the notarized instrument that memorialized DGA Resolution 732,.  The plaintiffs also seek that the recordation of said instrument be struck from the waters registry, if entered; that the Chilean State, DGA and argue that Endesa be required to pay the damages caused to the plaintiffs as a result of the challenged resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceedings. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the administrative resolution is declared null and void. To date, the argument period is over and a writ of discovery has been issued but not yet served.

7.     In 2008, Inversiones Tricahue S.A. began arbitration proceedings against ENDESA CHILE  and Pehuenche seeking to make the power and capacity purchase agreement dated November 19, 2007, between Endesa and Pehuenche null and void, or, in the alternative, that defendants be forced to pay damages for violations under the Corporations Law on the grounds that a contract entered into between a parent company and a subsidiary on must be entered into at arm’s length.  Plaintiffs argued that the agreement was made solely to benefit Endesa and was to Pehuenche’s detriment, as well as to the detriment of minority interests.

In turn, Endesa and Pehuenche answered the complaint claiming that the agreement had been entered into on arm’s length terms and therefore no violation had occurred under article 89 of Law 18046.

On October 26, 2011, an adverse ruling was issued, requiring Endesa and Pehuenche and the directors of Pehuenche to jointly and severally pay damages in the sum of US$ 6 million. Endesa, Pehuenche and the directors of Pehuenche in office at the time filed petitions in error and appeals on the merits, which to date are pending examination.

8.     In 2001, a suit was filed against Colombian generation subsidiary Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP. and Corporación Autónoma Regional by the inhabitants of Sibaté, Department of Cundinamarca.  The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa S.A.’s pumping of polluted waters from the Bogotá river. Emgesa has challenged these allegations, arguing that the company is not liable for these damages, arguing, among other things, that it receives already polluted water. The plaintiffs’ initial demand was for $3,000,000,000 in thousands of Colombian pesos (approx. US$ 1,544.24 million). Emgesa S.A. ESP petitioned for the joinder of approximately 60 public and private entities that also discharge their effluents into the Bogotá river or are otherwise are have responsibility for the environmental management of the river, which is why the lawsuit was sent on to the State

Council (Consejo de Estado), with remedies pending by these entities before this regulatory body. On June 29, 2010, the parties were notified of a motion filed by the attorney for the plaintiffs, whereby the plaintiffs sought to declare the acts of the Administrative Court of Cundinamarca since August 1, 2006 null and void.  The plaintiff’s claim that as of such date the Court lacks jurisdiction over this proceeding since according to Law 472 of 1998, the Administrative Circuit Courts are the relevant courts to hear class actions. Emgesa intervened promptly, claiming that such annulment request would be irrelevant and unlawful. The Third Section of the State Council has affirmed the resolution of the Court that denied Emgesa’s impleader petition and joined various legal entities as defendants, including  the appellants: Hospital Juan F. Copras, Refisal S.A., Tinzuque S.A., Emocables S.A., Cristalería Peldar S.A., Líquido Carbónico Colombiano S.A., Icollantas S.A. and Agrinal S.A. Elsewhere, the annulment request filed by the inhabitants of the municipality of Sibaté was denied, although the State Council required the Administrative Court for Adversary Proceedings (Tribunal Contencioso Administrativo) to pass the case to the Administrative Courts of the Bogotá Circuit (Juzgados Asdministrativos del Circuito de Bogotá) for its review. In June 2011, the court issued a writ ruling that the lawsuit was passed to the Fifth Administrative Court of Bogotá (Juzgado Quinto Administrativo de Bogotá), which then in turn sent it to the State Council to resolve on appeal from the writ of admission requested by Alpina. The appeal is currently still pending.

9.     The Peruvian tax authority, SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria), through Tax and Fine Resolutions (Resoluciones de Impuestos y Multas) issued in 2001, questioned EDEGEL’s method used in accounting for depreciation of Edegel’s revalued assets. In January 2002, EDEGEL filed a petition (recurso de reclamacion) against these resolutions, which SUNAT dismissed as groundless. EDEGEL filed an appeal with the National Tax Court, which ruled in its favor in 2004, upholding (i) its right to depreciate the greater value obtained from revaluating the assets, based on the fact that Edegel had a statutory stability agreement (convenio de estabilidad jurídica), and (ii) the inapplicability of Rule VIII of the Tax Code, since there was no fraud involved. Also, the resolution provided that SUNAT had to verify that the revaluation of assets was not done at more than fair value. From that date, EDEGEL has received several notices from SUNAT request a determination of the revaluation surplus and the tax payable.  In January 2006, a complaint was filed, followed by an appeal filed in 2008 against the resolution of SUNAT’s before the Tax Court, which is currently pending. This amount of this claim equals approximately US$ 51.31 million.

10.   Corporación Autónoma Regional de Cundinamarca (CAR) sought to require Emgesa S.A. ESP., EEB (EMGESA) and Empresa de Acueducto y Alcantarillado de Bogotá to perform works in the El Muña reservoir which are required to maintain the waterworks concession in favor of EMGESA.  Plaintiff argues that this requirement is set forth by Resolutions 506, of March 28, 2005, and 1189 of July 8, 2005. Emgesa S.A. ESP has filed a response, seeking an annulment as well as relief action against such resolutions with the Administrative Court of Cundinamarca, First Section. Moreover, there is also an annulment and relief action filed against Resolutions CAR 849 and 1188 of 2005, with regard to the cleanup work at the Tominé Reservoir, which, among other obligations, is required to maintain the waterworks concession in favor of EMGESA. The water of the Tominé Reservoir feeds into the Bogotá river, which in turn feeds into the El Muña reservoir. Moreover, there is an request for an annulment and a relief action which was brought by Emgesa, which argues that under the CAR (specifically under article 2 of Resolution 1318 of 2007 and article 2 of Resolution 2000 of 2009) EMGESA is required to implement a Contingency Plan and perform an “Air Quality” study whenever the pumping of reservoir water is suspended. This process is aimed at having those administrative acts annulled. In relation to the status of proceeding, they are now suspended. All of these claims are currently in the discovery phase, awaiting expert and documentary assessments. The amount involved in these lawsuits is approximately US$ 82.2 million.

b)                            Pending action at Related Companies:

Endesa Brazil and Subsidiaries:

1.              Meridional Servicios, Emprendimientos y Participaciones (“Meridional”) is a company whose only assets are the rights derived from the construction companies Mistral and CIVEL, which had entered into a civil works contract with Centrais Elétricas Fluminense S.A. (“CELF”). The contract was cancelled by CELF before its privatization process started, which eventually led to the creation of Enersis’s Brazilian distribution subsidiary Ampla. Since CELF’s assets were transferred to Ampla during the privatization, Meridional sued Ampla in 1998 contending that the assets had been transferred fraudulently. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exists and maintains its legal personality. The plaintiff demanded payment of pending invoices and contractual penalties for repudiation of the civil works contract. In March 2009, the Court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed appeals. On December 15, 2009, the State Court accepted the plea and overturned the lower court’s decision in favor of Ampla. Meridional appealed this ruling, which was denied. In July 2010, Meridional filed a new plea (agravo regimental) with the High Court of Justice of Brazil, which the court denied in late August 2010, ruling it was groundless.

On the basis of this decision, Meridional filed a new plea known as mandado de segurança, which was also dismissed. In June 2011, Meridional filed an Embargo de Declaração, which was denied by the court. Against this ruling Meridional filed a Recurso Ordinario with the Higher Court of Justice (in Brasilia). On August 30 of this year, the process was sent to the Ministerio Público. The amount in controversy in this case is US$427 million.

2.              In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — presently Tractebel Energia). Tractebel asked the court to order that CIEN pay a rescission penalty of R$ 117,666,976.00 (approximately US$ 62.72 million) plus other fines due to the non-availability of “firm capacity and related energy,” and asked the court to determine those other fines in its ruling. The breach allegedly occurred due to a failure by CIEN to assure the availability of capacity contractually agreed with Tractebel over the 20-year period, which allegedly took place beginning in March 2005.  In November 2009, CIEN answered the lawsuit, arguing that this unavailability was caused by the “Argentine Crisis,” since CIEN imports all the energy it delivers — when needed - to Tractebel from that country. CIEN also argued that the “Argentine Crisis” was an extraordinary event in which CIEN was not involved to any extent, and that this situation was even acknowledged by the Brazilian authorities at the time. In May 2010, Tractebel notified CIEN via a written statement that it intended to exercise its step-in rights in Line I (30%). The process is currently at the trial stage. In October 2011, Tractebel filed its reply to the filings submitted by CIEN, and the lawsuit was sent to the judge in November for him to decide on the lawsuit and determine if he will provide CIEN the opportunity to make any statements it feels necessary or to begin discovery.

3.              Suit filed by Furnas Centrais Eletricas S.A. and served on June 15, 2010, based on CIEN’s alleged breach of Firm Capacity Purchase Agreement No. 12,399, for the purchase of 700 MW of firm capacity with related energy originating from Argentina. The agreement was signed in May 1998, with CIEN committing itself to purchase electricity in the Wholesale Electric Market of the Argentine Republic (Mercado Eléctrico Mayorista de la República Argentina hereinafter “MEM”), and transporting it from the Argentine Electric System through the Sistema de Transmissao de Interligacao, to be made available in Brazil at the Itá substation. The contract has a 20 year term effective June 21, 2000.  On April 11, 2005, CIEN advised Furnas that it was unable to fulfill the agreement due to events beyond its control, alleging force majeure. Consequently, on April 14, 2005, Furnas notified CIEN that it rejected the force majeure allegations. Fumas is requesting that CIEN should be forced to pay a R$520,800,659 (US$ 280.84 million) as a rescission penalty as provided for in the agreement, as adjusted plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the contracted capacity, and other charges to be determined upon the issuance of the final verdict. Discovery in the lawsuit is now completed and, on June 14, 2011, the 12th Civil Section of the Court of Justice unanimously affirmed the decision of the trial court judge to withdraw certain foreign-language documents from the case. CIEN has filed a Special Remedy (Recurso Especial) against this decision, which will be decided upon by the High Court of Justice in Brasilia. At present, the resolution of the principal action and a decision on the merits of the injunction are pending.

4.              In December 2001, the article of the Federal Constitution on which our Brazilian distribution subsidiary, Ampla, argued that it was not required to pay certain taxes (COFINS, Contribuição para o Financiamento da Seguridade Social) and pursuant to which Ampla did not pay tax, was amended. AMPLA began paying COFINS in April 2002, claiming that legislative modifications are effective 90 days after they are published.. However, the Receita Federal argued that this constitutional norm applies only to changes at the level of statutes, but not to those introduced to the Constitution itself, which would apply immediately. Also, the Receita Federal claims that, due to the change in tax treatment made by AMPLA (switching from collected to accrued basis), Ampla’s COFINS amount payable increased in the first half of 2002. This decision was rendered in July 2003. The trial-level administrative decision was adverse to AMPLA, which filed an appeal in October 2003. In November 2007, the appeal was decided at the administrative appeals level, partly in favor of the State in relation to the effective term of the constitutional reform, and in part in favor of AMPLA as regards the change in tax treatment from a collected-revenue basis to an accrued-revenue basis. In April 2008, the Federal Tax Department appealed this decision with the Upper Appellate Chamber. In October 2008, AMPLA filed its answer to this appeal and also filed its own appeal with the Upper Chamber with the regards to the part of the decision that did not favor AMPLA.  In May 2009, the Federal Tax Department applied interest on the fine imposed, calculated by applying SELIC (Special Settlement and Custody System —Portuguese acronym: restatement index determined by the federal government based on the benchmark interest rate of the Central Bank of Brazil), as from the month following receipt of the infringement notice. Consequently, since the infringement notice was received in July 2003, SELIC corresponds to interest accumulated since August 2003, yielding a 101.21% rate. In August 2009, AMPLA was notified that the Special Remedy filed by the company had been dismissed. AMPLA filed another appeal from this decision with the President of the Upper Chamber of Tax Appeals. This appeal by Ampla sought to have the Special Remedy instituted, and its outcome was adverse to AMPLA. In May 2010, AMPLA was notified this decision. In July 2010, AMPLA received a demand for production of evidence, requesting that it submit the amounts that represent its financial income. On July 26, 2010, AMPLA filed a reply to the demand for production of evidence. The resolution on the Special Remedy filed by the Federal Tax Department is pending. Also pending is the decision on the remedy filed by AMPLA with the President of the Upper Chamber of Tax Appeals. The amount involved is approximately US$92.05 million.

5.              To fund its investment in Coelce in 1998, our Brazilian distribution subsidiary, AMPLA, issued FRNs (bonds) totaling US$350 million maturing in 2008, which were underwritten by Cerj Overseas (a foreign subsidiary of AMPLA). The bonds were exempted from withholding tax (15% or 25%) on interest payments made abroad, provided that, among other things, no prepayments were made before the average 96 month amortization period. To purchase the bonds, Cerj Overseas obtained 6-month foreign debt financing, whereupon, in October 1998, Cerj Overseas encountered problems in accessing other sources of financing and was forced to refinance with AMPLA, which loaned the funds in reales. The Federal Tax Department argued that the withholding tax exemption applicable to the bonds was lost in 1998 because the loans made in reales by AMPLA to Cerj Overseas were allegedly equivalent to a prepayment of the debt before the average 96-month amortization period. Ampla was notified of the loss of special tax treatment in July 2005. In August 2005 AMPLA filed an appeal with lower administrative court, which was dismissed. In April 2006, an appeal was filed with the Taxpayers Council, which was decided entirely in favor of AMPLA in December 2007. In January 2010, AMPLA was notified this favorable decision by the Taxpayers Council, as well as the Special Remedy filed by the tax authorities. In February 2010, AMPLA presented its counterarguments against the Special Remedy filed by the tax authorities, which is now pending resolution. The amount of this lawsuit is US$417.52 million.

6.              In 2002, the State of Río de Janeiro (“RJ”) issued a decree establishing that the ICMS (Imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação) calculated and paid on the 10th, 20th and 30th days of the same month of the accrual. Due to cash problems, our Brazilian distribution subsidiary, AMPLA, kept paying ICMS in accordance with the previous system (on the 5th day of the month following its accrual). Notwithstanding the existence of an informal agreement with the State of Rio de Janeiro and two amnesty laws, in September 2005 the State of RJ notified AMPLA of a resolution to collect the fine on late payments, and such resolution was appealed by AMPLA that same year. In February 2007, AMPLA was notified of the trial-level administrative decision, which confirmed the charges pressed by the State of RJ. In March 2007, AMPLA filed an appeal with the Taxpayers Council of the State of RJ. AMPLA obtained a “liminar” (injunction) in its favor, allowing it to file this appeal without posting a bond to guarantee 30% of the value of the adjusted amount of the fine. On August 26, 2010, AMPLA received an adverse ruling from the Taxpayers Council of the State of RJ. The Taxpayers Council, in a manner considered unlawful, ruled that AMPLA’s administrative remedy had been decided against such Council. Thereafter, on September 1,

2010, AMPLA filed an appeal with the En Banc Council (a special body within the Taxpayers Council) to amend the decision of the Taxpayers Council. The resolution of the En Banc Council is pending. The amount of the lawsuit is US$ 99.91 million.

7.              In late 2002, our Brazilian generation subsidiary CGTF filed a petition against the Federal Government seeking an acknowledgment that the assets imported for the turbo-generator units should be classified under “Other Generators” in order to be eligible for a 0% Import Tax (II) and Industrial Products Tax (IPI). The Federal Government argued that the imported assets do not qualify as generators. CGTF obtained an interlocutory resolution in its favor allowing it to clear the goods through customs with a 0% duty after depositing a bond with the court. In September 2008, the trial-level court decided entirely in CGTF’s favor. This ruling acknowledged the Generator’s classification as sought by CGTF, and determined that the judicial bond had to remain deposited to secure the outcome of the case. In February 2009, the Receita Federal filed an appeal with the Federal Regional Court (TRF). In May 2010, the Federal regional Court (TRF), judged favorably for CGTF, fully upholding the trial court’s decision in favor of CGTF and dismissing the Federal Government’s appeal. The appellate court’s decision, which classified CGTF’s equipment as generators for taxation purposes, was rendered final because the Receita Federal did not appeal to a higher courts (admitting that the basic issue was chiefly evidential and that no appeal was therefore warranted). In September 2009, CGTF received a final judgment in its favor that allowed for its assets to be levied a 0% tax and be cleared through customs after posting a bond with the court. In October 2009, an appellate decision was published that confirmed the trial-level decision in favor of CGTF. In November 2009, the Federal Government filed a special petition (embargo de declaracao) against the appellate decision. In December 2009, the appellate decision that upheld the trial court’s decision in favor of CGTF was published. In November 2009, the Federal Government filed a special petition  against the appellate decision. In December 2009, the special petition filed by the government was decided in favor of CGTF. In March 2010, the government filed a special petition with the High Court of Justice (Brasilia). In June 2011, a resolution was issued that quashed the special petition filed by the Receita Federal.  In August 2011, the Receita Federal was notified that its special petition had been denied. In September 2011, CGTF replied to this petition and the same is now pending. The amount involved is US$ 44.17 million.

The Management of ENDESA CHILE considers that the reserves established in the Consolidated Balance Sheet adequately cover the litigation risks discussed in this Note, and therefore the same are not expected to generate any liabilities in addition to those already recorded.

Given the nature of the risks covered by these reserves, one cannot determine a reasonable timeframe for the payments, if any, related to the same.

21.                     EMPLOYMENT BENEFIT OBLIGATIONS

21.1               General information

Endesa Chile  and certain of its subsidiaries in Chile, Colombia, and Argentina provide various post-employment benefits for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.j.1, and include primarily the following:

a.                                      Defined benefits plans:

Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system .

Staff severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years .

Electricity: The beneficiary receives a monthly bonus to cover a portion of his/her billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under his/her social security regime.

b.                                      Other benefits

Five-year benefit: A benefit certain employees receive every 5 years; begins to accrue after the first year.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

21.2               Details, movements, and presentation in financial statements

a)                            The post-employment obligations associated with defined benefits plans as of December 31, 2011 and 2010 are detailed as follows:

	12-31-2011	12-31-2010
	ThCh$	ThCh$

Post employment benefit obligation	36,569,407	31,356,333
Total	36,569,407	31,356,333
Current portion	—	2,703,107
Non-current portion	36,569,407	28,653,226

b)                            The reconciliation of opening and closing balances of the present value of the defined benefit obligations as of December 31, 2011 and December 31, 2010 is as follows:

Present Value of Post-employment Benefit Obligations	ThCh$

Initial balance at January 1, 2010	31,679,864
Current service cost	835,504
Interest cost	2,693,816
Actuarial (gains) losses	938,426
Foreign currency translation	(384,933)
Benefits paid	(4,402,927)
Personnel transfer	(3,417)

Balance at December 31, 2010	31,356,333

Current service cost	1,004,407
Interest cost	2,544,632
Actuarial (gains) losses	3,491,914
Foreign currency translation	2,080,858
Benefits paid	(5,498,731)
Past services cost	1,222,824
Personnel transfer	56,347
Net increase in liabilities from purchases/disinvestments	310,823

Balance at December 31, 2011	36,569,407

As of December 31, 2011, out of the total amount of post-employment benefit obligations, 33.91% is from defined benefit plans in Chilean companies (37% at December 31, 2010); 60.03% is from defined benefit plans provided by our subsidiary Emgesa in Colombia (63% at December 31, 2010; and 6.06% is from defined benefit plans in the EASA Group in Argentina.

c)                             The total expense recognized in profit or loss with respect to the defined benefit plans as of December 31, 2011, 2010, and 2009 are as follows:

Expense Recognized in Profit or Loss	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Normal service cost for defined benefits plan	1,004,407	835,504	1,010,135
Interest cost for defined benefits plan	2,544,632	2,693,816	3,014,451
Expenses recognized in Profit or Loss	3,549,039	3,529,320	4,024,586
Net actuarial (gains) losses	3,491,914	938,426	1,425,917
Total expenses recognized in Profit or Loss	7,040,953	4,467,746	5,450,503

21.3               Other disclosures

Actuarial assumptions:

As of December 31, 2011 and December 31, 2010, the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Colombia		Argentina
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
Discount rates used	6.5%	6.5%	8.50%	9.52%	5.50%	N/A
Expected rate of salary increases	3.0%	3.0%	3.5%-4.0%-4.5%	4.80%	0.00%	N/A
Mortality tables	RV 2004	RV 2004	RV08	RV08	RV2004	RV2004

Sensitivity:

As of December 31, 2011, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 2,478,385 (ThCh$ 2,311,399 as of December 31, 2010) if the rate rises, and an increase of ThCh$ 2,918,346 (ThCh$ 2,816,948 as of December 31, 2010) if the rate falls.

Defined contributions

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. The amount recognized in Edegel for this expense at December 2001 was ThCh$ 328,015 (ThCh$ 318,953 as of December 2010 and ThCh$ 326,655 as of December 2009, respectively).

22.                     EQUITY

22.1               Equity attributable to the parent company’s owners

22.1.1              Subscribed and paid capital and number of shares

Endesa Chile’s share capital as of December 31, 2011 and 2010 was ThCh$ 1,331,714,085 , divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX). There has been no change in the number of shares during the 2011 and 2010 fiscal years.

Capital contributions made in 1986 and 1994 resulted in share premiums amounting to ThCh$ 206,008,557.

22.1.2              Dividends

The Board of Directors, at the Board Meeting held on March 1, 2011, agreed to propose to the General Shareholders Meeting, to be held on April 26, 2011, the distribution of a final dividend equivalent to 50% of the Company’s 2010 net income, corresponding to Ch$ 32.52693 per share. The interim dividend of Ch$ 6.42895 paid in January 2011 had to be  deducted from this dividend payment.

The aforementioned proposal modified the Company’s Dividend Policy for 2010, which allowed for distribution of an expected final dividend of 60% of the Company’s net income.  This was disclosed as an Essential Event dated February 28, 2011.  In the General Ordinary Shareholders’ Meeting held on April 26, 2011, the shareholders agreed to distribute the minimum mandatory dividend and an additional dividend amounting to Ch$ 32.52693 per share.  This dividend was partially paid during 2011 (Interim Dividend No.49) and the remaining Ch$ 26.09798 per share was paid on May 11, 2011 (Final Dividend No.50).

At the Endesa Chile Ordinary Shareholders’ Meeting held on April 26, 2011, the shareholders approved a dividend policy of distributing 55% of 2011 net income in final dividends; the Board expects to comply with this policy during the 2011 fiscal year. Furthermore, it intends to distribute an interim dividend, to be charged against 2011 net income, of up to 15% of net income as of September 30, 2011, as shown in the financial statements at that date. This interim dividend will be paid in January 2012.

The final dividend will be determined by the Ordinary Shareholders’ Meeting,  to be held in the first four months of 2012.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table presents the dividends paid by the Company in recent years:

Dividend No.	Type of Dividend	Payment Date	Pesos Per Share	Charged to
38	Final	04-05-2004	2.30000	2003
39	Final	04-18-2005	4.13000	2004
40	Final	03-30-2006	5.82000	2005
41	Interim	12-22-2006	2.57000	2006
42	Final	05-22-2007	10.84000	2006
43	Interim	12-26-2007	2.19260	2007
44	Final	04-29-2008	11.56470	2007
45	Interim	12-18-2008	5.35120	2008
46	Final	05-11-2009	15.9330	2008
47	Interim	12-16-2009	9.31240	2009
48	Final	05-05-2010	17.53050	2009
49	Interim	01-26-2011	6.42895	2010
50	Final	05-11-2011	26.09798	2010
51	Interim	01-19-2012	5.08439	2011

22.2               Foreign currency translation

The following table details translation adjustments, net of taxes, in the consolidated statement of financial position and the consolidated statement of change in equity as of December 31, 2011, 2010, and 2009.

Foreign Currency Translation	December 31, 2011	December 31, 2010	December 31, 2009
	ThCh$	ThCh$	ThCh$
Emgesa S.A.	85,262,487	64,784,849	67,512,250
Generandes Perú S.A.	62,331,378	15,363,568	29,786,290
GasAtacama S.A.	(9,080,092)	(19,072,259)	(11,945,010)
Hidroinvest S.A.	(5,648,808)	(6,362,587)	(3,704,706)
Endesa Argentina S.A.	(10,784,833)	(11,659,258)	(5,629,151)
Hidroeléctrica El Chocón S.A.	(14,204,278)	(14,257,586)	(12,645,350)
Endesa Brasil S.A.	(13,722,525)	(8,071,149)	9,550,237
Others	(491,707)	(877,618)	103,403
TOTAL	93,661,622	19,847,960	73,027,963

22.3               Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

22.4               Restrictions on subsidiaries’ transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the parent company. The Group’s restricted net assets as of December 31, 2011 from its subsidiaries Edegel and Chocón are ThCh$ 125,547,048 and ThCh$ 68,207,465, respectively.

22.5               Other reserves

Other reserves within Equity as of December 31, 2011, 2010, and 2009 are as follows:

	Balance at January 1, 2011	Movements 2011	Balance at December 31, 2011
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	19,847,960	73,813,662	93,661,622
Cash flow hedges	104,200,016	(86,589,973)	17,610,043
Remeasurement of available-for-sale financial assets	49,393	(46,110)	3,283
Miscellaneous other reserves	(727,647,609)	400,476	(727,247,133)

TOTAL	(603,550,240)	(12,421,945)	(615,972,185)

	Balance at January 1, 2010	Movements 2010	Balance at December 31, 2010
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	73,027,963	(53,180,003)	19,847,960
Cash flow hedges	79,113,232	25,086,784	104,200,016
Remeasurement of available-for-sale financial assets	50,090	(697)	49,393
Miscellaneous other reserves	(727,647,609)	—	(727,647,609)

TOTAL	(575,456,324)	(28,093,916)	(603,550,240)

	Balance at January 1, 2009	Movements 2009	Balance at January 1, 2009
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	171,195,873	(98,167,910)	73,027,963
Cash flow hedges	(96,826,564)	175,939,796	79,113,232
Remeasurement of available-for-sale financial assets	4,299	45,791	50,090
Miscellaneous other reserves	(727,647,609)	—	(727,647,609)

TOTAL	(653,274,001)	77,817,677	(575,456,324)

•                                Foreign currency translation reserves: These arise primarily from exchange differences relating to:

•                               Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3).

•                               Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).

•                                Cash flow hedging reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (Note 3.f.4).

•                                Remeasurement of available-for-sale financial assets: Represents changes in fair value, net of tax of available-for-sale investments (see Note 3.f.1).

•                                Other miscellaneous reserves:

Other miscellaneous reserves include the following:

I.                               In accordance with Oficio Circular No. 456 of the SVS, accumulated price level restatements related to paid-in capital since our transition to IFRS 1 on January 1, 2004 through December 31, 2008.

Note that despite the fact that the Company adopted IFRS as its accounting standards as of January 1, 2009, the January 1, 2004 transition date disclosed previously was that used by the our Parent Company Endesa, S.A. in its transition to IFRS. This applies the exemption provided for this purpose in IFRS 1, “First-time adoption.”

II.                           Translation differences existing at the date of transition to IFRS (exemption IFRS 1 “First-time adoption”).

III.        Reserves arising from transactions between entities under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

22.6              Non-controlling interests

The following is an explanation of the main variations in minority interests during the 2011, 2010, and 2009 fiscal years:

a)                       On October 9, 2009, in a transaction on the Lima, Peru Stock Exchange, Endesa Chile purchased an additional 29.3974% ownership interest in Edegel S.A.A for US$ 375 million. This purchase resulted in a decrease of ThCh$ 127,551,963 in the equity attributable to non-controlling interests in such entity.

It should be noted that the Endesa Chile Board of Directors authorized the above transactions after reviewing the external valuations provided by investment banks hired for this purpose, as well as its own internal valuation carried out by the executive management of each company. The stock was purchased from Generalima S.A.C., a Peruvian company that is entirely a subsidiary of Endesa Latinoamérica, the direct parent of Enersis.

b)                      The negative variation reflected in the line item “Increase (decrease) through transfers and other changes” in the Statement of Changes in Equity is explained primarily by:

i)                            The amount corresponding to the non-controlling interests in dividends declared by the consolidated subsidiaries, and

ii)                         The 2010 fiscal year includes the amount corresponding to the non-controlling interests in the Emgesa S.A. E.S.P return of capital.  The amount received by the non-controlling interests corresponds to ThCh$ 85,231,132.

23.                     REVENUES

The detail of revenues presented in the Statement of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009 is as follows:

	Balance at
Revenues	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Energy sales	2,333,547,935	2,341,244,481	2,346,027,026

Other sales	10,642,489	21,964,060	12,085,420
Sale of products and services	10,642,489	21,964,060	12,085,420

Revenue from other services	43,260,839	34,735,986	48,255,332
Tolls and transmission	14,607,416	5,117,650	3,969,935
Metering equipment leases	83,827	2,478,737	43,947
Engineering services	11,896,382	15,871,319	19,960,120
Other services	16,673,214	11,268,280	24,281,330

Total operating revenue	2,387,451,263	2,397,944,527	2,406,367,778

	Balance at
Other operating income	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Other income (1)	17,038,942	37,437,927	12,551,577

Total other income	17,038,942	37,437,927	12,551,577

(1)                     During the 2011 fiscal year, the Company recognized ThCh$ 7,273,992 (ThCh$ 22,225,795 in December 2010) related to the Bocamina power plant business interruption insurance policy, which was activated as a result of the February 27, 2010 earthquake that damaged that plant (see Note 14.f.5).

24.                     RAW MATERIALS AND CONSUMABLES USED

Raw materials and consumables used presented in profit or loss as of December 31, 2011, 2010, and 2009 are detailed as follows:

	Balance at
Raw Materials and Consumables Used	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Energy purchases	(262,755,195)	(236,937,399)	(164,312,507)
Fuel consumption	(707,141,014)	(634,777,206)	(587,063,935)
Transportation costs	(194,068,836)	(228,036,184)	(173,035,230)
Other variable supplies and services	(53,295,032)	(91,577,030)	(51,734,217)

Total raw and secondary materials used	(1,217,260,077)	(1,191,327,819)	(976,145,889)

25.                     EMPLOYEE BENEFITS EXPENSES

Employee expenses recognized in profit or loss as of December 2011, 2010, and 2009 is as follows:

	Balance at
Employee benefits expenses	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Wages and salaries	(73,912,439)	(74,424,282)	(69,743,088)
Post-employment benefit obligations expense	(1,004,407)	(835,504)	(1,010,135)
Social security and other contributions	(5,292,304)	(4,697,420)	(4,686,196)
Other employee expenses	(180,306)	(109,143)	(124,903)

Total	(80,389,456)	(80,066,349)	(75,564,322)

26.                     DEPRECIATION, AMORTIZATION, AND IMPAIRMENT LOSSES

Depreciation, amortization, and impairment losses recognized in profit or loss as of December 31, 2011, 2010, and 2009 can be broken down as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Depreciation	(172,952,233)	(175,067,904)	(192,772,740)
Amortization	(3,494,867)	(3,939,996)	(3,369,335)
Reversal (Losses) from impairment of financial assets (see Note 7)	(4,024,394)	(308,268)	—
(Loss) from impairment of goodwill (see Note 13)	(5,448,372)	—	—
(Loss) from impairment of fixed assets	—	(397,857)	(43,999,600)

Total	(185,919,866)	(179,714,025)	(240,141,675)

27.                     OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2011, 2010, and 2009 can be broken down as follows:

	Balance at
Other expenses	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Independent and outsourced professional services	(32,000,948)	(28,168,817)	(25,687,929)
Other supplies and services	(16,239,060)	(22,480,182)	(23,370,588)
Insurance premiums	(15,228,379)	(14,229,231)	(12,682,484)
Taxes and charges	(54,616,055)	(10,821,134)	(19,124,384)
Repairs and maintenance	(10,138,167)	(10,916,194)	(13,136,995)
Marketing, advertising, and public relations	(3,081,455)	(5,273,660)	(3,229,232)
Leases and rental costs	(2,905,315)	(3,350,773)	(3,029,391)
Environmental expenses	(3,180,938)	(812,294)	(4,516,426)
Other supplies	(1,971,253)	(2,052,353)	(2,350,841)
Travel expenses	(1,984,879)	(546,330)	(596,780)
Compensation and fines	(249,257)	(151,193)	(571,999)
Others	(1,952,346)	(4,875,095)	(2,571,730)

Total	(143,548,052)	(103,677,256)	(110,868,779)

28.                     FINANCIAL RESULTS

Financial income and costs as of December 31, 2011, 2010, and 2009 are as follows:

	Balance at
Financial Income	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	23,153,501	4,716,032	19,525,214
Other financial income	4,885,760	5,367,158	5,790,704

Total	28,039,261	10,083,190	25,315,918

	Balance at
	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Financial costs	(137,535,382)	(142,256,150)	(188,368,384)

Bank loans	(24,427,040)	(27,969,118)	(44,385,051)
Secured and unsecured obligations	(109,225,126)	(96,485,135)	(110,024,240)
Financial leasing	(2,698,665)	(2,735,638)	(3,666,191)
Valuation of financial derivatives	(6,450,352)	(9,733,581)	(4,255,054)
Post-employment benefit obligations	(2,544,632)	(2,693,816)	(3,014,451)
Capitalized borrowing costs	29,922,494	11,744,123	4,745,501
Others	(22,112,061)	(14,382,985)	(27,768,898)

Gain (loss) from indexed assets and liabilities	(5,332,672)	(3,162,695)	9,275,308

Foreign currency exchange differences, net	(6,466,655)	15,618,964	(17,017,325)

Positive	17,737,642	33,103,786	28,293,419
Negative	(24,204,297)	(17,484,822)	(45,310,744)

Total financial costs	(149,334,709)	(129,799,881)	(196,110,401)

Total financial results	(121,295,448)	(119,716,691)	(170,794,483)

29.                     INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” to the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the 2011, 2010, and 2009 fiscal years:

	Balance at
Income Tax	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Current tax expense	(217,772,455)	(207,480,995)	(230,226,472)
Tax benefit from tax assets not previously recognized (Credits and/or benefits on current tax)	20,511,576	24,136,350	12,155,622
Adjustments to current tax from the previous period	(301,392)	583,493	(13,231,189)
Other current tax expense	(290,463)	(2,577,120)	(2,799,433)

Total current tax expense, net	(197,852,734)	(185,338,272)	(234,101,472)

Deferred tax expense from origination and reversal of temporary differences	(14,908,887)	949,761	48,513,831
Deferred tax expense from tax rate changes or new taxes	—	(2,556,286)	—
Tax benefit from tax assets not previously recognized (Credits and/or benefits on current tax)	—	—	1,700,625
Deferred tax expense arising from reductions in value or reversals of reductions in value of deferred tax assets during evaluation of their profit	2,197,116	—	—
Other deferred tax income (expense)	—	6,980,605	11,418,720

Total deferred tax expense, net	(12,711,771)	5,374,080	61,633,176

Income tax expense	(210,564,505)	(179,964,192)	(172,468,296)

The principal temporary differences are detailed in Note 15.a.

Reconciliation of Tax Expense	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Tax expense using statutory rate	(158,343,843)	(147,224,220)	(160,576,672)
Tax effect of rates in other jurisdictions	(39,681,126)	(53,463,847)	(44,211,383)
Tax effect of non-taxable revenues	26,309,290	21,617,417	10,333,820
Tax effect of non-tax-deductible expenses	(29,135,162)	(12,807,498)	(7,419,887)
Tax effect of tax benefit not previously recognized in profit (loss)	—	—	2,499,071
Tax effect from change in tax rate	—	(2,556,286)	—
Tax effect of over-provided tax in previous period	(301,392)	583,493	(7,359,691)
Price level restatement for tax purposes (investments and equity)	(9,412,272)	13,886,749	34,266,446
Total adjustments to tax expense using statutory rate	(52,220,662)	(32,739,972)	(11,891,624)

Income tax	(210,564,505)	(179,964,192)	(172,468,296)

On July 29, 2010, Chilean Law No. 20,455  which “Modifica diversos cuerpos legales para obtener recursos destinados al financiamiento de la reconstrucción del país” (Modifies tax entities to obtain funds to finance the reconstruction of the country) was enacted and published in the Diario Oficial (Official Gazette) on July 31, 2010. This law, among other things temporarily increases tax rates for the commercial years 2011 and 2012 (20% and 18.5%, respectively), and returns to 17% in 2013.

30.                     SEGMENT INFORMATION

30.1              Segmentation criteria

The Group’s activities are organized primarily around its core businesses, electric energy generation, transmission, and distribution. On that basis, the Group has established two major business lines.

In addition, segment information has been organized by the geographical areas in which the Group operates:

•                                Chile

•                                Argentina

•                                Peru

•                                Colombia

Given that the Group’s corporate organization basically matches its business organization and, therefore, the segments organization, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information for the 2011, 2010, and 2009 fiscal years.

30.2              Distribution by country

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	571,495,296	604,555,951	90,696,940	71,156,981	239,044,005	154,997,283	75,650,050	50,330,357	(16,830,971)	(88,013,849)	960,055,320	793,026,723
Cash and cash equivalents	230,599,277	226,577,326	21,658,298	18,243,129	136,260,140	74,583,887	32,764,569	13,865,517	—	—	421,282,284	333,269,859
Other current financial assets	47,504	17,551	143,638	—	674,506	54,650	48,561	—	—	—	914,209	72,201
Other current non-financial assets	5,579,713	1,165,469	1,189,419	2,254,847	7,964,428	1,370,458	2,458,301	1,835,063	—	—	17,191,861	6,625,837
Trade and other current receivables	179,124,308	234,204,175	54,090,162	46,492,629	45,507,596	41,680,862	16,985,155	11,027,554	439,368	(82,726,668)	296,146,589	250,678,552
Accounts receivable from related companies	43,723,409	41,296,559	11,034,528	2,250,491	35,104,241	32,368,651	10,509,205	8,403,843	(17,270,339)	(5,287,181)	83,101,044	79,032,363
Inventories	29,481,511	24,443,037	1,783,282	1,750,879	11,993,970	4,936,465	12,645,501	11,009,380	—	—	55,904,264	42,139,761
Current tax assets	82,939,574	76,851,834	797,613	165,006	1,539,124	2,310	238,758	4,189,000	—	—	85,515,069	81,208,150

NON-CURRENT ASSETS	4,097,740,141	4,035,355,915	309,917,555	280,496,148	1,393,219,292	1,203,713,202	812,558,136	730,619,632	(1,011,477,328)	(1,008,339,815)	5,601,957,796	5,241,845,082
Other non-current financial assets	12,015,155	27,935,909	161,140	—	1,205,585	—	216,790	359,977	—	—	13,598,670	28,295,886
Other non-current non-financial assets	364,418	169,241	1,099,011	9,603,922	—	1,111,481	—	—	—	—	1,463,429	10,884,644
Non-current receivables	162,797	1,930,242	148,204,236	121,556,759	3,241,735	2,974,116	—	—	—	—	151,608,768	126,461,117
Non-current accounts receivable from related companies	6,179,892	5,570,592	—	—	—	—	—	—	(6,179,892)	(5,570,592)	—	—
Investments accounted for using the equity method	1,621,451,710	1,617,803,876	4,695,872	4,330,741	—	—	49,887,780	49,494,618	(1,093,836,514)	(1,089,885,888)	582,198,848	581,743,347
Intangible assets other than goodwill	22,940,001	23,757,665	—	—	22,281,991	20,247,206	457,861	349,639	—	—	45,679,853	44,354,510
Goodwill	14,024	12,636	2,357,592	2,453,791	5,126,657	—	10,361,690	10,502,214	88,539,078	87,116,665	106,399,041	100,085,306
Property, plant, and equipment	2,398,447,383	2,328,835,234	152,419,707	130,831,613	1,302,924,129	1,125,145,217	750,111,283	669,094,525	—	—	4,603,902,502	4,253,906,589
Deferred tax assets	36,164,761	29,340,520	979,997	11,719,322	58,439,195	54,235,182	1,522,732	818,659	—	—	97,106,685	96,113,683

TOTAL ASSETS	4,669,235,437	4,639,911,866	400,614,495	351,653,129	1,632,263,297	1,358,710,485	888,208,186	780,949,989	(1,028,308,299)	(1,096,353,664)	6,562,013,116	6,034,871,805

Country	Chile		Argentina		Colombia		Peru		Eliminiations		Total
LIABILITIES AND EQUITY	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	382,286,327	462,965,283	181,542,104	150,318,585	220,413,976	286,630,051	77,444,300	61,493,965	75,542,571	(418,132)	937,229,278	960,989,752
Other current financial liabilities	75,723,719	45,595,637	82,987,086	79,751,906	113,869,956	87,860,103	32,976,929	39,501,048	—	—	305,557,690	252,708,694
Trade and other current payables	215,122,396	245,379,701	47,669,549	28,901,514	50,897,328	86,644,371	23,834,560	16,970,251	20,257,547	(418,132)	357,781,380	377,477,705
Accounts payable to related companies	24,410,441	113,936,399	41,348,639	28,374,815	14,328,510	80,508,993	13,875	218,586	55,285,024	—	135,386,489	223,038,793
Other current provisions	30,108,702	38,883,784	3,901,399	2,553,179	10,860	22,520	2,840,237	3,097,899	—	—	36,861,198	44,557,382
Current tax liabilities	31,607,472	15,109,942	5,040,483	10,335,320	40,779,406	26,604,320	14,748,267	692,609	—	—	92,175,628	52,742,191
Current provisions for employee benefits	—	—	—	—	—	2,703,107	—	—	—	—	—	2,703,107
Other current non-financial liabilities	5,313,597	4,059,820	594,948	401,851	527,916	2,286,637	3,030,432	1,013,572	—	—	9,466,893	7,761,880

NON-CURRENT LIABILITIES	1,204,748,775	1,187,582,184	130,697,313	104,587,509	530,859,723	356,958,221	317,338,453	319,926,947	—	—	2,183,644,264	1,969,054,861
Other non-current financial liabilities	984,831,601	960,209,729	87,602,569	70,465,040	486,420,793	339,291,052	169,238,940	168,684,276	—	—	1,728,093,903	1,538,650,097
Other non-current accounts payable	—	3,595,688	—	—	—	142,669	—	—	—	—	—	3,738,357
Other non-current provisions	10,317,033	9,797,457	—	—	316,576	348,770	1,668,030	10,772,286	—	—	12,301,639	20,918,513
Deferred tax liabilities	179,291,578	194,971,475	13,165,920	11,567,979	—	—	146,431,483	140,470,385	—	—	338,888,981	347,009,839
Non-current provisions for employee benefits	12,398,986	11,477,496	2,216,852	—	21,953,569	17,175,730	—	—	—	—	36,569,407	28,653,226
Other non-current non-financial liabilities	17,909,577	7,530,339	27,711,972	22,554,490	22,168,785	—	—	—	—	—	67,790,334	30,084,829

EQUITY	3,082,200,335	2,989,364,399	88,375,078	96,747,035	880,989,598	715,122,213	493,425,433	399,529,077	(1,103,850,870)	(1,095,935,532)	3,441,139,574	3,104,827,192
Equity attributable to owners of parent	3,082,200,335	2,989,364,399	88,375,078	96,747,035	880,989,598	715,122,213	493,425,433	399,529,077	(1,103,850,870)	(1,095,935,532)	2,558,537,998	2,376,486,878
Issued capital	2,092,141,633	2,071,332,977	84,324,737	84,324,737	142,906,410	142,906,410	164,297,758	164,297,758	(1,151,956,453)	(1,131,147,797)	1,331,714,085	1,331,714,085
Retained earnings	1,077,718,722	1,086,680,565	(6,550,908)	9,412,264	128,464,532	149,784,385	70,760,796	23,141,069	366,394,397	173,296,193	1,636,787,539	1,442,314,476
Share premium	206,008,557	206,008,557	—	—	—	—	—	—	—	—	206,008,557	206,008,557
Other reserves	(293,668,577)	(374,657,700)	10,601,249	3,010,034	609,618,656	422,431,418	258,366,879	212,090,250	(318,288,814)	(138,083,928)	(615,972,183)	(603,550,240)

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	882,601,576	728,340,314

Total Liabilities and Equity	4,669,235,437	4,639,911,866	400,614,495	351,653,129	1,632,263,297	1,358,710,485	888,208,186	780,949,989	(1,028,308,299)	(1,096,353,664)	6,562,013,116	6,034,871,806

	Chile			Argentina			Colombia			Peru			Eliminations			Total
Country	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	1,276,694,405	1,365,105,132	1,408,648,700	390,135,504	352,358,228	296,577,889	498,543,761	507,515,749	500,964,413	239,841,441	211,260,913	213,624,981	(724,906)	(857,568)	(896,628)	2,404,490,205	2,435,382,454	2,418,919,355
Sales	1,262,700,930	1,335,157,533	1,402,468,862	389,963,331	345,706,935	293,388,675	496,479,981	507,137,563	500,829,922	239,031,927	210,800,064	210,576,947	(724,906)	(857,568)	(896,628)	2,387,451,263	2,397,944,527	2,406,367,778
Energy sales	1,214,467,888	1,286,727,887	1,349,609,938	389,963,331	345,706,935	293,388,675	495,453,014	506,194,881	500,175,971	233,663,702	202,614,778	202,852,442	—	—	—	2,333,547,935	2,341,244,481	2,346,027,026
Other sales	10,642,489	21,964,060	12,085,420	—	—	—	—	—	—	—	—	—	—	—	—	10,642,489	21,964,060	12,085,420
Other services rendered	37,590,553	26,465,586	40,773,504	—	—	—	1,026,967	942,682	653,951	5,368,225	8,185,286	7,724,505	(724,906)	(857,568)	(896,628)	43,260,839	34,735,986	48,255,332
Other operating income	13,993,475	29,947,599	6,179,838	172,173	6,651,293	3,189,214	2,063,780	378,186	134,491	809,514	460,849	3,048,034	—	—	—	17,038,942	37,437,927	12,551,577

RAW MATERIALS AND CONSUMABLES USED	(679,806,898)	(666,598,837)	(511,525,081)	(315,717,397)	(267,824,397)	(208,539,466)	(134,851,692)	(176,663,972)	(184,067,482)	(86,884,090)	(80,240,613)	(72,013,860)	—	—	—	(1.217.260.077)	(1,191,327,819)	(976,145,889)
Energy purchases	(205,693,620)	(139,373,210)	(52,310,897)	(13,740,208)	(9,296,132)	(9,375,553)	(29,508,762)	(72,764,711)	(91,955,452)	(13,812,605)	(15,503,346)	(10,670,605)	—	—	—	(262,755,195)	(236,937,399)	(164,312,507)
Fuel consumption	(350,733,784)	(318,644,651)	(345,815,766)	(283,048,981)	(242,853,893)	(180,160,003)	(23,946,682)	(27,780,401)	(20,572,023)	(49,411,567)	(45,498,261)	(40,516,143)	—	—	—	(707,141,014)	(634,777,206)	(587,063,935)
Transport expenses	(115,056,998)	(161,189,862)	(107,314,035)	(8,165,583)	(3,636,524)	(5,363,800)	(54,452,560)	(50,431,204)	(46,663,960)	(16,393,695)	(12,778,594)	(13,693,435)	—	—	—	(194,068,836)	(228,036,184)	(173,035,230)
Other variable supplies and services	(8,322,496)	(47,391,114)	(6,084,383)	(10,762,625)	(12,037,848)	(13,640,110)	(26,943,688)	(25,687,656)	(24,876,047)	(7,266,223)	(6,460,412)	(7,133,677)	—	—	—	(53,295,032)	(91,577,030)	(51,734,217)

CONTRIBUTION MARGIN	596,887,507	698,506,295	897,123,619	74,418,107	84,533,831	88,038,423	363,692,069	330,851,777	316,896,931	152,957,351	131,020,300	141,611,121	(724,906)	(857,568)	(896,628)	1,187,230,128	1,244,054,635	1,442,773,466

Other work performed by entity and capitalized	8,391,363	9,438,604	—	—	—	—	2,187,900	688,024	517,847	18,593	—	214,054	—	—	—	10,597,856	10,126,628	731,901
Employee benefits expense	(51,311,339)	(47,481,482)	(47,297,737)	(18,726,175)	(14,203,774)	(10,769,163)	(13,009,393)	(12,219,664)	(10,959,497)	2,657,451	(6,161,429)	(6,537,925)	—	—	—	(80,389,456)	(80,066,349)	(75,564,322)
Other expense	(58,340,526)	(56,347,912)	(59,936,002)	(9,461,693)	(10,468,810)	(11,675,874)	(62,046,375)	(21,201,983)	(19,127,781)	(14,424,364)	(16,516,119)	(21,025,750)	724,906	857,568	896,628	(143,548,052)	(103,677,256)	(110,868,779)

GROSS OPERATING RESULT	495,627,005	604,115,505	789,889,880	46,230,239	59,861,247	65,593,386	290,824,201	298,118,154	287,327,500	141,209,031	108,342,752	114,261,500	—	—	—	973,890,476	1,070,437,658	1,257,072,266

Depreciation, amortization, and impairment losses	(90,391,960)	(87,465,453)	(142,769,951)	(16,076,458)	(17,458,911)	(22,642,765)	(37,278,686)	(36,580,792)	(36,516,121)	(36,724,390)	(38,208,869)	(38,212,838)	(5,448,372)	—	—	(185,919,866)	(179,714,025)	(240,141,675)

OPERATING INCOME	405,235,045	516,650,052	647,119,929	30,153,781	42,402,336	42,950,621	253,545,515	261,537,362	250,811,379	104,484,641	70,133,883	76,048,662	(5,448,372)	—	—	787,970,610	890,723,633	1,016,930,591

FINANCIAL RESULTS	(47,663,026)	(63,512,012)	(90,259,866)	(18,331,475)	(5,959,482)	(27,712,641)	(44,419,835)	(35,915,163)	(42,513,775)	(10,606,999)	(14,767,022)	(23,600,707)	(274,113)	436,988	13,292,506	(121,295,448)	(119,716,691)	(170,794,483)
Financial income	14,173,186	4,783,075	9,778,252	6,772,658	1,598,337	2,466,727	6,432,904	3,440,657	11,968,380	863,365	455,981	1,341,180	(202,852)	(194,860)	(238,621)	28,039,261	10,083,190	25,315,918
Financial costs	(57,427,789)	(70,966,662)	(91,926,644)	(18,893,327)	(16,672,829)	(16,457,318)	(50,611,555)	(39,278,398)	(54,646,985)	(10,805,563)	(15,533,121)	(25,576,058)	202,852	194,860	238,621	(137,535,382)	(142,256,150)	(188,368,384)
Gains (losses) from indexed assets and liabilities	(5,332,672)	(3,162,695)	9,275,308	—	—	—	—	—	—	—	—	—	—	—	—	(5,332,672)	(3,162,695)	9,275,308
Foreign currency exchange differences	924,249	5,834,270	(17,386,782)	(6,210,806)	9,115,010	(13,722,050)	(241,184)	(77,422)	164,830	(664,801)	310,118	634,171	(274,113)	436,988	13,292,506	(6,466,655)	15,618,964	(17,017,325)
Gains	16,360,163	12,260,890	28,981,945	4,840,354	19,849,580	1,904,563	389,810	188,272	263,663	19,821	805,044	635,100	(397,714)	—	—	21,212,434	33,103,786	31,785,271
Losses	(15,435,914)	(6,426,620)	(46,368,727)	(11,051,160)	(10,734,570)	(15,626,613)	(630,994)	(265,694)	(98,833)	(684,622)	(494,926)	(929)	123,601	436,988	13,292,506	(27,679,089)	(17,484,822)	(48,802,596)

Share of profit (loss) of associates accounted for using the equity method	110,851,210	82,101,109	88,336,170	249,673	202,973	186,494	—	—	—	11,932,390	9,369,676	9,935,172	—	—	—	123,033,273	91,673,758	98,457,836
Negative consolidation difference	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) from other investments	539,283	272,686	(55,494)	498,877	—	—	—	—	(34,772)	—	—	—	—	—	—	1,038,160	272,686	(90,266)
Gains (losses) from sale of property, plant, and equipment	475,662	38,060	60,233	—	—	—	70,187	1,127,732	83,708	426,771	455,621	(78,969)	—	—	—	972,620	1,621,413	64,972
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	469,438,174	535,549,895	645,200,972	12,570,856	36,645,827	15,424,474	209,195,867	226,749,931	208,346,540	106,236,803	65,192,158	62,304,158	(5,722,485)	436,988	13,292,506	791,719,215	864,574,799	944,568,650

Income tax	(79,762,537)	(69,022,643)	(75,013,447)	(22,295,809)	(13,352,066)	(6,168,376)	(80,757,113)	(76,652,558)	(69,788,953)	(27,749,046)	(20,936,925)	(21,497,520)	—	—	—	(210,564,505)	(179,964,192)	(172,468,296)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	389,675,637	466,527,252	570,187,525	(9,724,953)	23,293,761	9,256,098	128,438,754	150,097,373	138,557,587	78,487,757	44,255,233	40,806,638	(5,722,485)	436,988	13,292,506	581,154,710	684,610,607	772,100,354
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	389,675,637	466,527,252	570,187,525	(9,724,953)	23,293,761	9,256,098	128,438,754	150,097,373	138,557,587	78,487,757	44,255,233	40,806,638	(5,722,485)	436,988	13,292,506	581,154,710	684,610,607	772,100,354

RESULT FOR THE PERIOD	389,675,637	466,527,252	570,187,525	(9,724,953)	23,293,761	9,256,098	128,438,754	150,097,373	138,557,587	78,487,757	44,255,233	40,806,638	(5,722,485)	436,988	13,292,506	581,154,710	684,610,607	772,100,354
Owners of parent	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	446,874,043	533,555,794	627,053,406

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	134,280,667	151,054,813	145,046,948

31.                     THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

31.1              Direct guarantees

				Assets Committed
	Debtor		Type of			Accounting	Balance Pending			Guarantees Released
Creditor of Guarantee	Name	Relationship	Guarantee	Type	Currency	Value	Currency	12-31-2011	12-31-2010	2012	Assets	2013	Assets	2014	Assets
Soc. de Energía de la República Argentina	Endesa Argentina, Endesa Costanera	Creditor	Pledge	Shares	ThCh$		ThCh$		963,655	—	—	—	—	—	—
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	42,351,337	ThCh$	73,262,031	66,236,055	—	—	—	—	—	—
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	11,313,893	ThCh$	5,192,000	4,011,514	—	—	—	—	—	—
Various creditors	Edegel	Creditor	Pledge	Real estate and equipment	ThCh$	100,476,362	ThCh$	7,127,904	13,008,383	—	—	—	—	—	—
Scotiabank	Chinango	Creditor	Pledge	Collection flows	ThCh$	22,694,232	ThCh$	16,095,200	—	—	—	—	—	—	—
Banco Santander (Guarantee agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$		ThCh$	109,265,974	94,071,116	—	—	—	—	—	—

As of December 31, 2011, Endesa Chile did not have commitments for future purchases of energy (ThCh$ 10,331,447 as of December 31, 2010 and ThCh$ 13,196,131 as of December 31, 2009).

31.2              Indirect guarantees

			Assets Committed
	Debtor		Type of			Balance Pending			Guarantees Released
Creditor of Guarantee	Name	Relationship	Guarantee	Currency	Accounting Value	Currency	12-31-2011	12-31-2010	2012	Assets	2013	Assets	2014	2015
Bonds and bank borrowings	Chinango	Subsidiary	Guarantee	ThCh$	21,553,733	ThCh$	21,553,733	34,817,262	—	—	—	—	—	—

31.3              Other information

Our Argentine subsidiary, Endesa Costanera, is experiencing a deficit in its working capital, as it is under pressure from the difficulties it is having in obtaining rate adjustments that reflect actual generation costs, a situation that is creating difficulties in the company’s short-term financial equilibrium. Endesa Costanera hopes to revert the current situation through a favorable resolution of the requests it has made to the Argentine Government. This company does not represent a significant equity risk for the Group.

32.                     PERSONNEL FIGURES

Endesa Chile personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2011 and 2010:

	12-31-2011
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	37	1,075	114	1,226	1,236
Argentina	6	449	18	473	438
Brazil	—	2	1	3	4
Peru	7	223	17	247	245
Colombia	6	477	15	498	472
Total	56	2,226	165	2,447	2,395

	12-31-2010
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	37	1,091	124	1,252	1,296
Argentina	6	401	19	426	348
Brazil	—	4	1	5	6
Peru	7	220	17	244	238
Colombia	6	421	17	444	424
Total	56	2,137	178	2,371	2,312

33.                     SUBSEQUENT EVENTS

No significant events have occurred between December 31, 2011 and date of issuance of these financial statements that could materially affect the presentation of the financial statements.

34.                     ENVIRONMENT

Environmental expenses as of December 31, 2011, 2010, and 2009 are as follows:

Company Incurring the
Cost	Project	12-31-2011	12-31-2010	12-31-2009
		ThCh$	ThCh$	ThCh$
Endesa Chile	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	2,104,631	—	3,859,367
Edegel S.A.A.	Environmental monitoring, waste management, mitigation, research and development, radiation protection, vibration reduction, and restoration.	547,979	444,983	657,059
GasAtacama S.A.	Environmental monitoring: air quality, marine monitoring, etc.	72,711	72,984	—
Centrales Hidroeléctricas de Aysén S.A.	Expenses in education and tourism	455,617	294,327	—

Total		3,180,938	812,294	4,516,426

35.                     SUMMARIZED FINANCIAL INFORMATION OF PRINCIPLE SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES

The detail of summarized financial information as of December 31, 2011 and 2010 under IFRS is as follows:

	December 31, 2011
	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Revenue	Costs	Profit (Loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Eco S.A.	5,437,267	135,146,612	140,583,879	(139,297,158)	(8,360,757)	(147,657,915)	14,315,105	(11,047,198)	3,267,907
Empresa Eléctrica Pehuenche S.A.	56,656,641	234,597,856	291,254,497	(77,321,477)	(39,046,758)	(116,368,235)	195,003,413	(78,664,231)	116,339,182
Compañía Eléctrica San Isidro S.A.	68,408,746	77,242,199	145,650,945	(71,972,413)	(9,267,849)	(81,240,262)	243,562,829	(199,292,302)	44,270,527
Empresa Eléctrica Pangue S.A.	34,480,062	131,950,788	166,430,850	(44,091,140)	(13,223,971)	(57,315,111)	119,050,275	(40,689,183)	78,361,092
Compañía Eléctrica Tarapacá S.A.	33,507,950	78,813,461	112,321,411	(15,031,457)	(5,726,043)	(20,757,500)	39,522,009	(38,375,668)	1,146,341
Endesa Inversiones Generales S.A.	2,135,743	3,362,257	5,498,000	(957,510)	(88,779)	(1,046,289)	5,571,392	(4,086,097)	1,485,295
Empresa de Ingeniería Ingendesa S.A.	15,084,336	521,994	15,606,330	(13,817,940)	(243,720)	(14,061,660)	15,580,938	(16,401,576)	(820,638)
Inversiones Endesa Norte S.A.	41	25,157,716	25,157,757	(3,641,034)	—	(3,641,034)	—	(270,529)	(270,529)
Soc. Concesionaria Túnel El Melón S.A.	29,481,896	15,071,789	44,553,685	(5,430,649)	(11,437,055)	(16,867,704)	7,687,068	(2,664,769)	5,022,299
Endesa Argentina S.A.	8,573,370	34,592,709	43,166,079	(103,684)	—	(103,684)	—	453,345	453,345
Endesa Costanera S.A.	58,093,676	141,156,445	199,250,121	(160,504,466)	(61,581,301)	(222,085,767)	341,636,333	(364,229,923)	(22,593,590)
Hidroinvest S.A.	505,026	25,169,822	25,674,848	(275,567)	—	(275,567)	—	16,973	16,973
Hidroeléctrica El Chocón S.A.	27,754,942	161,753,755	189,508,697	(24,739,392)	(69,116,012)	(93,855,404)	48,326,998	(36,168,754)	12,158,244
Southem Cone Power Argentina S.A.	39,229	1,267,393	1,306,622	(188,298)	—	(188,298)	—	(9,598)	(9,598)
Emgesa S.A. E.S.P.	239,044,005	1,393,219,292	1,632,263,297	(220,413,976)	(530,859,723)	(751,273,699)	496,479,981	(368,041,227)	128,438,754
Generandes Perú S.A.	162,255	208,237,040	208,399,295	(9,633)	—	(9,633)	22,317,674	(180,671)	22,137,003
Edegel S.A.A.	70,142,623	709,616,464	779,759,087	(60,257,964)	(275,273,113)	(335,531,077)	214,815,328	(140,762,791)	74,052,537
Chinango S.A.C.	11,140,497	112,163,451	123,303,948	(22,972,028)	(42,065,340)	(65,037,368)	25,943,033	(17,770,892)	8,172,141
Transmisora Eléctrica de Quillota S.A.	731,894	5,266,923	5,998,817	(149,083)	(483,489)	(632,572)	1,155,334	(816,412)	338,922
Centrales Hidroeléctricas de Aysén S.A.	5,227,686	59,098,190	64,325,876	(3,747,698)	(527,981)	(4,275,679)	—	(2,379,074)	(2,379,074)
Inversiones GasAtacama Holding Ltda.	46,551,925	157,376,178	203,928,103	(38,726,488)	(22,904,207)	(61,630,695)	130,444,784	(112,562,946)	17,881,838

F103

	December 31, 2010
	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Revenues	Costs	Profit (Loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Eco S.A.	6,327,207	138,782,297	145,109,504	(137,123,791)	(20,442,170)	(157,565,961)	13,515,877	(16,056,170)	(2,540,293)
Empresa Eléctrica Pehuenche S.A.	54,209,408	242,417,018	296,626,426	(60,865,292)	(41,020,747)	(101,886,039)	234,534,178	(57,265,757)	177,268,421
Compañía Eléctrica San Isidro S.A.	43,642,004	81,215,943	124,857,947	(55,987,180)	(11,948,576)	(67,935,756)	167,998,478	(154,961,416)	13,037,062
Empresa Eléctrica Pangue S.A.	26,348,540	135,422,607	161,771,147	(48,954,765)	(13,940,056)	(62,894,821)	99,324,285	(35,590,926)	63,733,359
Compañía Eléctrica Tarapacá S.A.	28,342,554	77,234,443	105,576,997	(7,312,647)	(7,839,404)	(15,152,051)	45,280,244	(41,788,042)	3,492,202
Endesa Inversiones Generales S.A.	1,589,366	3,384,173	4,973,539	(679,042)	(113,084)	(792,126)	5,340,990	(4,125,993)	1,214,997
Empresa de Ingeniería Ingendesa S.A.	12,087,688	1,101,211	13,188,899	(8,507,914)	(1,658,915)	(10,166,829)	23,779,248	(23,063,773)	715,475
Inversiones Endesa Norte S.A.	—	25,157,716	25,157,716	(3,370,464)	—	(3,370,464)	—	(146,130)	(146,130)
Soc. Concesionaria Túnel El Melón S.A.	21,178,870	17,552,855	38,731,725	(2,391,836)	(13,674,875)	(16,066,711)	6,701,752	(2,364,828)	4,336,924
Endesa Argentina S.A.	7,852,572	33,753,943	41,606,515	(44,284)	—	(44,284)	5,641,118	151,175	5,792,293
Endesa Costanera S.A.	45,572,669	128,841,292	174,413,961	(107,230,903)	(65,903,875)	(173,134,778)	288,534,151	(290,157,746)	(1,623,595)
Hidroinvest S.A.	466,398	24,559,532	25,025,930	(259,580)	—	(259,580)	—	185,942	185,942
Hidroeléctrica El Chocón S.A.	18,399,302	144,894,940	163,294,242	(43,781,981)	(38,683,634)	(82,465,615)	57,172,784	(32,791,612)	24,381,172
Southem Cone Power Argentina S.A.	48,053	1,236,663	1,284,716	(183,850)	—	(183,850)	—	(3,906)	(3,906)
Emgesa S.A. E.S.P.	154,997,283	1,203,713,202	1,358,710,485	(286,630,051)	(356,958,221)	(643,588,272)	507,137,563	(357,040,190)	150,097,373
Generandes Perú S.A.	54,688	180,174,348	180,229,036	(21,008)	—	(21,008)	21,122,454	(214,017)	20,908,437
Edegel S.A.A.	44,851,844	643,944,854	688,796,698	(40,685,019)	(282,540,573)	(323,225,592)	188,755,959	(152,380,933)	36,375,026
Chinango S.A.C.	5,717,609	98,861,331	104,578,940	(21,081,723)	(49,460,678)	(70,542,401)	23,636,752	(19,685,636)	3,951,116
Transmisora Eléctrica de Quillota S.A.	1,613,186	4,751,063	6,364,249	(865,075)	(471,851)	(1,336,926)	1,061,066	(598,489)	462,577
Centrales Hidroeléctricas de Aysén S.A.	3,880,921	50,729,673	54,610,594	(3,904,367)	(327,633)	(4,232,000)	—	(3,665,300)	(3,665,300)
Inversiones GasAtacama Holding Ltda.	55,742,095	145,984,024	201,726,119	(69,155,266)	(21,720,110)	(90,875,376)	167,160,648	(147,165,903)	19,994,745

APPENDIX No.1 ENDESA CHILE GROUP COMPANIES:

This appendix is part of Note 2.4 “Subsidiaries and jointly-controlled entities.”

Taxpayer ID	Company	Functional	Ownership interest % at 12-31-2011			Ownership interest % at 12-31-2010
No. (RUT)	(in alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
Foreign	Atacama Finance Co	US dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	0.00%	0.00%	Joint control	Argentina	Generation and sales of electric energy
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint control	Chile	Development and running of a hydroelectric project
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
96,783,220-0	Compañía Eléctrica San Isidro S.A.	Chilean peso	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	99.94%	0.06%	100.00%	99.94%	0.06%	100.00%	Subsidiary	Chile	Complete electric energy cycle
77,625,850-4	Consorcio Ara- Ingendesa Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Project engineering consulting
76,738,990-6	Consorcio Ara- Ingendesa Sener Ltda.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Subsidiary	Chile	Execution and compliance of the Maipu Line Basic Engineering
77,573,910-K	Consorcio Ingendesa Minimetal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Engineering services
Foreign	Edegel S.A.A	Peruvian sol	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P.	Colombian peso	26.87%	0.00%	26.87%	26.87%	0.00%	26.87%	Subsidiary	Colombia	Electric energy generation
96,588,800-4	Empresa de Ingeniería Ingendesa S.A.	Chilean peso	98.75%	1.25%	100.00%	98.75%	1.25%	100.00%	Subsidiary	Chile	Engineering services
96,589,170-6	Empresa Eléctrica Pangue S.A.	Chilean peso	94.98%	0.01%	94.99%	94.98%	0.01%	94.99%	Subsidiary	Chile	Complete electric energy cycle
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Costanera S.A.	Argentine peso	12.33%	57.43%	69.76%	12.33%	57.43%	69.76%	Subsidiary	Argentina	Generation and sales of electric energy
96,827,970-K	Endesa Eco S.A.	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A.	Chilean peso	99.51%	0.49%	100.00%	99.51%	0.49%	100.00%	Subsidiary	Chile	Portfolio company
Foreign	Energex Co.	US US dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
96,830,980-3	Gas Atacama S.A.	US dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Company administration and management
Foreign	Gasoducto Atacama Argentina S.A.	US dollar	0.00%	49.99%	49.99%	0.00%	49.99%	49.99%	Joint control	Argentina	Transportation of natural gas
78,882,820-9	Gasoducto Atacama Chile S.A.	US dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
77,032,280-4	Gasoducto Taltal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
Foreign	Generandes Perú S.A.	Peruvian sol	61.00%	0.00%	61.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Portfolio company
76,041,891-9	Hidroaysén Transmisión S.A.	Chilean peso	0.51%	50.49%	51.00%	0.51%	50.49%	51.00%	Joint control	Chile	Development of electricity transmission systems
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Portfolio company
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
96,887,060-2	Inversiones Endesa Norte S.A.	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Investment in energy projects in northern Chile
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	US dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
96905700-K	Progas S.A.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Natural gas distribution
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Execution, construction, and operation of the El Melón Tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Port administration
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Termoeléctrica José de San Martín S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Construction and operation of combined cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Electric energy production, transportation, and distribution
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Electric energy transportation and distribution

APPENDIX No.2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation.”

Taxpayer ID	Company		Ownership interest % at 12-31-2011			Ownership interest % at 12-31-2010			2010
No. (RUT)	(in alphabetical order)	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total	Total	Relationship	Country	Activity
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	0.00%	Associate	Colombia	Port administration
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	0.00%	0.00%	0.00%	Joint control	Argentina	Generation and sales of electric energy

APPENDIX No.3 ASSOCIATED COMPANIES:

This appendix is part of Note 3.h “Investments in associates accounted for using the equity method.”

Taxpayer ID	Company		Ownership interest % at 12-31-2011			Ownership interest % at 12-31-2010
No. (RUT)	(in alphabetical order)	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total	Country	Activity

Foreign	Distrilec Inversora S.A.	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Argentina	Portfolio company
96,806,130-5	Electrogas S.A	US dollar	42.50%	0.00%	42.50%	0.02%	42.48%	42.50%	Chile	Portfolio company
Foreign	Endesa Brasil S.A.	Brazilian real	36.26%	4.18%	40.44%	36.26%	4.18%	40.44%	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Electric energy wholesaler
76,418,940-K	GNL Chile.S.A.	Chilean peso	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Chile	Promoting liquefied gas supply project
76,788,080-4	GNL Quintero S.A.	US dollar	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	Chile	Development, design, and supply of a liquefied natural gas regasification plant
96,889,570-2	Inversiones Electrogas S.A.	Chilean peso	0.00%	0.00%	0.00%	42.50%	0.00%	42.50%	Chile	Portfolio company

APPENDIX No.4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 16 “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a)             Bank borrowings

•              Summary of bank loans by currency and maturity.

			Current					Non-current					Current			Non-current
			Maturity					Maturity								Maturity
Country	Currency	Effective Interest Rate	Unspecified	Less than One Month	One to Three Months	Three to Twelve Months	Total current at 12-31-2011	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non- Current at 12-31-2011	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non-current at 12-31-2010
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	0.99%	—	—	906,389	3,359,497	4,265,886	109,631,899	876,746	—	—	110,508,645	816,706	18,915,156	19,731,862	3,202,593	83,824,641	—	—	87,027,234
Peru	US$	3.64%	—	—	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	—	59,109,859	1,458,040	17,809,137	19,267,177	14,419,663	14,145,757	21,661,326	—	50,226,746
Peru	Soles	4.62%	—	—	14,857	1,585,500	1,600,357	—	—	—	—	—	89,871	210,254	300,125	6,409,546	—	—	—	6.409.546
Argentina	US$	6.16%	—	—	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	—	—	18,754,657	5,085,358	18,145,263	23,230,621	4,013,855	—	—	—	4,013,855
Argentina	Ar$	9.18%	—	—	27,019,763	15,322,805	42,342,568	18,975,861	2,458,440	—	—	21,434,301	14,009,721	19,249,278	33,258,999	16,649,229	1,696,967	—	—	18,346,196
Colombia	CPs	6.58%	—	—	1,338,154	82,134,906	83,473,060	—	—	—	—	—	744,241	5,091,793	5,836,034	—	75,664,686	—	—	75,664,686

					34.751.479	122.358.355	157,109,834	153,614,378	30,034,997	26,158,087	—	209,807,462	22.203.937	79.420.881	101,624,818	44,694,886	175,332,051	21,661,326	—	241,688,263

•              Identification of bank borrowings by company

										12-2011
										Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non-current
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	3.97%	3.97%	At maturity	405,477	1,378,129	1,783,606	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	3.97%	3.97%	Quarterly	1,949,762	5,760,203	7,709,965	1,880,534	—	—	—	1,880,534
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	7.19%	7.19%	Quarterly	280,841	944,367	1,225,208	3,559,934	7,313,080	26,158,087	—	37,031,101
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	5.70%	5.70%	Semi-annual	8,155	1,878,060	1,886,215	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	3.80%	3.80%	At maturity	14,597	1,585,500	1,600,097	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	4.30%	4.30%	At maturity	260	—	260	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	5.95%	5.95%	At maturity	166,062	558,407	724,469	2,423,556	17,774,668	—	—	20,198,224
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	9.59%	9.59%	Quarterly	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Davivienda	Colombia	CPs	6.99%	6.99%	Annual	138,411	8,481,828	8,620,239	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.99%	6.99%	Annual	99,148	6,208,686	6,307,834	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.99%	6.99%	Annual	326,504	20,008,140	20,334,644	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CPs	6.99%	6.99%	Annually	361,976	22,181,880	22,543,856	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Banco Santander Central Hispano	Colombia	CPs	6.99%	6.99%	Semi-annual	412,115	25,254,372	25,666,487	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	US$	6.00%	6.00%	At maturity	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	5.44%	5.44%	At maturity	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Credit Suisse International	Argentina	US$	12.26%	12.26%	At maturity	166,419	3,156,573	3,322,992	2,652,744	—	—	—	2,652,744
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	5.00%	5.00%	At maturity	156,279	—	156,279	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	15.82%	15.82%	At maturity	1,382,931	1,533,096	2,916,027	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Mediocredito Italiano	Argentina	Ar$	1.75%	1.75%	At maturity	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	15.00%	15.00%	At maturity	10,746,076	1,949,571	12,695,647	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Itau	Argentina	Ar$	18.12%	18.12%	At maturity	3,503,302	—	3,503,302	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	Ar$	13.00%	13.00%	At maturity	1,478,241	—	1,478,241	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	Ar$	15.00%	15.00%	At maturity	1,105,942	—	1,105,942	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	5.32%	5.32%	At maturity	209,622	—	209,622	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	6.70%	6.70%	At maturity	4,670,705	—	4,670,705	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Macro	Argentina	Ar$	14.75%	14.75%	At maturity	—	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Standard Bank	Argentina	Ar$	15.40%	15.40%	At maturity	832,611	—	832,611	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Supervielle	Argentina	Ar$	13.00%	13.00%	At maturity	123,454	—	123,454	—	—	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	B.N.P. Paribas	USA	US$	5.96%	5.96%	Semi-annual	53,521	1,002,756	1,056,277	1,915,379	876,746	—	—	2,792,125
91,081,000-6	Endesa Chile	Chile	Foreign	Export Development Corpotation Loan	USA	US$	2.50%	2.50%	Semi-annual	379,501	764,980	1,144,481	1,132,904	—	—	—	1,132,904
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.	USA	US$	1.65%	1.65%	At maturity	473,367	1,591,761	2,065,128	106,583,616	—	—	—	106,583,616
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Deutsche Bank	Argentina	US$	3.80%	3.80%	At maturity	518,208	1,530,246	2,048,454	3,576,867	402,643	—	—	3,979,510
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	3.80%	3.80%	At maturity	1,611,491	4,749,662	6,361,153	10,912,983	1,209,420	—	—	12,122,403
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	ITAU - Syndicated	Argentina	Ar$	18.67%	18.67%	At maturity	1,791,907	—	1,791,907	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	STANDARD - Syndicated	Argentina	Ar$	18.67%	18.67%	At maturity	64,001	1,336,177	1,400,178	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	SANTANDER - Syndicated	Argentina	Ar$	20.10%	20.10%	At maturity	80,629	1,707,695	1,788,324	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	HIPOTECARIO - Syndicated	Argentina	Ar$	18.67%	18.67%	At maturity	55,506	1,125,918	1,181,424	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	GALICIA - Syndicated	Argentina	Ar$	18.67%	18.67%	At maturity	26,301	535,888	562,189	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Citibank	Argentina	Ar$	14.30%	14.30%	At maturity	112,503	1,115,167	1,227,670	1,471,923	—	—	—	1,471,923
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	BBVA	Argentina	Ar$	14.50%	14.50%	At maturity	152,645	1,527,554	1,680,199	2,019,288	—	—	—	2,019,288
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Macro	Argentina	Ar$	17.75%	17.75%	At maturity	233,981	2,275,667	2,509,648	2,994,506	—	—	—	2,994,506
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander Rio - Syndicated	Argentina	Ar$	17.44%	17.44%	Semi-annual	329,514	1,108,036	1,437,550	6,245,072	1,229,220	—	—	7,474,292
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Industrial de Azul	Argentina	Ar$	17.14%	17.14%	Semi-annual	329,514	1,108,036	1,437,550	6,245,072	1,229,220	—	—	7,474,292
96,830,980-3	Inversiones Gas Atacama Holding	Chile	Foreign	PNC BANK	USA	US$	3.09%	3.09%	Semi-annual	—	—	—	—	—	—	—	—

				Total ThCh$							157,109,834					209,807,462

		12-2010
		Current			Non-current
Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non-current
Foreign	Edegel	653,107	1,953,825	2,606,932	4,307,956	4,307,955	—	—	8,615,911
Foreign	Edegel	268,854	1,472,491	1,741,345	1,603,280	—	—	—	1,603,280
Foreign	Edegel	415,488	645,897	1,061,385	1,957,430	9,837,802	21,661,326	—	33,456,558
Foreign	Edegel	23,655	3,427,268	3,450,923	1,697,864	—	—	—	1,697,864
Foreign	Edegel	12,762	42,449	55,211	1,379,498	—	—	—	1,379,498
Foreign	Edegel	77,109	167,805	244,914	5,030,048	—	—	—	5,030,048
Foreign	Edegel	96,936	10,309,656	10,406,592	—	—	—	—	—
Foreign	Edegel	—	—	—	4,853,133	—	—	—	4,853,133
Foreign	Emgesa	—	603,337	603,337	—	7,812,518	—	—	7,812,518
Foreign	Emgesa	—	432,186	432,186	—	23,602,722	—	—	23,602,722
Foreign	Emgesa	—	1,423,236	1,423,236	—	23,817,961	—	—	23,817,961
Foreign	Emgesa	328,989	1,251,871	1,580,860	—	20,431,485	—	—	20,431,485
Foreign	Emgesa	415,252	1,381,163	1,796,415	—	—	—	—	—
Foreign	Endesa Costanera	605,038	—	605,038	—	—	—	—	—
Foreign	Endesa Costanera	713,260	351,529	1,064,789	—	—	—	—	—
Foreign	Endesa Costanera	643,599	1,931,528	2,575,127	2,055,803	—	—	—	2,055,803
Foreign	Endesa Costanera	160,286	267,560	427,846	—	—	—	—	—
Foreign	Endesa Costanera	184,556	2,497,668	2,682,224	1,994,435	—	—	—	1,994,435
Foreign	Endesa Costanera	—	963,655	963,655	—	—	—	—	—
Foreign	Endesa Costanera	881,772	—	881,772	—	—	—	—	—
Foreign	Endesa Costanera	1,853,593	890,721	2,744,314	—	—	—	—	—
Foreign	Endesa Costanera	—	3,954,652	3,954,652	—	—	—	—	—
Foreign	Endesa Costanera	1,808,418	—	1,808,418	—	—	—	—	—
Foreign	Endesa Costanera	6,489	426,386	432,875	—	—	—	—	—
Foreign	Endesa Costanera	35,128	1,011,545	1,046,673	—	—	—	—	—
Foreign	Endesa Costanera	357,550	—	357,550	—	—	—	—	—
Foreign	Endesa Costanera	1,159,080	—	1,159,080	—	—	—	—	—
Foreign	Endesa Costanera	1,788,875	—	1,788,875	—	—	—	—	—
91,081,000-6	Endesa Chile	60,946	944,030	1,004,976	1,823,007	1,648,517	—	—	3,471,524
91,081,000-6	Endesa Chile	356,896	688,663	1,045,559	1,379,586	670,052	—	—	2,049,638
91,081,000-6	Endesa Chile	397,349	17,072,365	17,469,714	—	81,506,072	—	—	81,506,072
Foreign	Hidroeléctrica El Chocón	1,479,285	7,585,610	9,064,895	979,026	—	—	—	979,026
Foreign	Hidroeléctrica El Chocón	1,477,401	7,582,650	9,060,051	979,026	—	—	—	979,026
Foreign	Hidroeléctrica El Chocón	136,513	1,869,470	2,005,983	1,687,700	—	—	—	1,687,700
Foreign	Hidroeléctrica El Chocón	106,749	1,460,783	1,567,532	1,318,645	—	—	—	1,318,645
Foreign	Hidroeléctrica El Chocón	415,988	1,589,995	2,005,983	1,687,700	—	—	—	1,687,700
Foreign	Hidroeléctrica El Chocón	88,490	1,223,925	1,312,415	1,106,099	—	—	—	1,106,099
Foreign	Hidroeléctrica El Chocón	41,985	582,414	624,399	526,511	—	—	—	526,511
Foreign	Hidroeléctrica El Chocón	740,013	—	740,013	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	21,510	595,558	617,068	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	2,704,496	—	2,704,496	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	1,533,640	2,013,163	3,546,803	8,328,139	1,696,967	—	—	10,025,106
Foreign	Hidroeléctrica El Chocón	378,715	368,379	747,094	—	—	—	—	—
96,830,980-3	Inversiones Gas Atacama Holding	1,515	210,098	211,613	—	—	—	—	—

				101,624,818					241,688,263

b)            Secured and unsecured liabilities

•              Summary of secured and unsecured liabilities by currency and maturity.

			Current					Non-current								Non-current
			Maturity					Maturity								Maturity
Country	Currency	Effective Rate	Unspecified	Less than One Month	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non-current at 12-31-2011	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non-current at 12-31-2010
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	8.15%	—	—	10,386,391	34,925,663	45,312,054	265,042,005	188,302,949	67,498,650	357,717,439	878,561,043	14,777,239	26,111,200	40,888,439	255,597,665	110,491,415	120,255,137	334,714,810	821,059,027
Chile	U.F.	9.71%	—	—	40,166,229	34,130,394	74,296,623	78,626,456	236,315,457	241,310,283	275,252,070	831,504,266	7,758,689	29,301,113	37,059,802	68,093,670	164,544,759	220,120,553	307,081,353	759,840,335
Peru	US$	6.82%	—	—	853,625	2,238,831	3,092,456	15,656,525	27,138,567	18,001,433	6,539,229	67,335,754	870,099	6,351,625	7,221,724	18,968,745	8,678,373	31,925,751	6,171,990	65,744,859
Peru	Soles	6.75%	—	—	692,196	2,327,605	3,019,801	36,264,691	8,357,628	5,728,426	—	50,350,745	4,844,575	7,068,729	11,913,304	20,496,512	10,801,554	9,641,727	—	40,939,793
Colombia	CPs	8.76%	—	—	11,471,491	38,574,471	50,045,962	128,594,829	116,220,452	353,392,075	236,385,644	834,593,000	7,616,739	99,574,897	107,191,636	46,910,074	183,051,591	133,262,992	35,294,634	398,519,291

			—	—	63,569,932	112,196,964	175,766,896	524,184,506	576,335,053	685,930,867	875,894,382	2,662,344,808	35,867,341	168,407,564	204,274,905	410,066,666	477,567,692	515,206,160	683,262,787	2,086,103,305

•              Secured and unsecured liabilities by company

										12-2011
										Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution ID No.	Creditor	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non-current
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.31%	6.31%	No	—	—	—	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.28%	6.28%	No	75,800	254,886	330,686	611,394	1,775,041	5,728,426	—	8,114,861
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.17%	6.17%	No	75,424	253,624	329,048	608,367	6,582,587	—	—	7,190,954
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.11%	6.11%	No	64,842	218,041	282,883	4,267,060	—	—	—	4,267,060
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	5.92%	5.92%	No	78,051	262,457	340,508	4,868,653	—	—	—	4,868,653
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.17%	6.17%	No	77,300	259,934	337,234	4,919,966	—	—	—	4,919,966
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.33%	6.33%	No	79,552	267,504	347,056	4,950,085	—	—	—	4,950,085
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	5.97%	5.97%	No	160,276	—	160,276	—	—	10,819,378	—	10,819,378
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	6.06%	6.06%	No	83,851	281,959	365,810	2,639,913	—	1,681,620	6,539,229	10,860,762
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.44%	No	115,630	388,820	504,450	5,903,654	—	—	—	5,903,654
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	7.78%	7.78%	No	83,988	282,422	366,410	677,444	6,208,170	—	—	6,885,614
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	7.13%	7.13%	No	59,850	201,252	261,102	3,783,487	—	—	—	3,783,487
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	6.63%	6.63%	No	87,568	294,460	382,028	706,319	6,190,863	—	—	6,897,182
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	6.00%	6.00%	No	79,307	266,681	345,988	639,685	6,096,813	—	—	6,736,498
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	6.10%	6.10%	No	85,503	287,515	373,018	689,660	6,853,252	—	—	7,542,912
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.23%	6.23%	No	89,628	301,387	391,015	5,873,636	—	—	—	5,873,636
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.47%	6.47%	No	77,676	261,195	338,871	5,051,067	—	—	—	5,051,067
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.09%	6.09%	No	73,923	248,577	322,500	5,114,463	—	—	—	5,114,463
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	Soles	6.16%	6.16%	No	—	—	—	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	6.06%	6.06%	No	97,652	235,722	333,374	616,363	1,789,469	5,500,435	—	7,906,267
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	5.79%	5.79%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	B10 Bonds	Colombia	CPs	7.05%	7.05%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	A-10 Bonds	Colombia	CPs	7.21%	7.21%	No	1,150,327	3,868,134	5,018,461	9,278,465	—	—	56,536,718	65,815,183
Foreign	Emgesa	Colombia	Foreign	B-103 Bonds	Colombia	CPs	5.11%	5.11%	No	1,129,556	3,798,288	4,927,844	9,110,927	—	—	62,840,794	71,951,721
Foreign	Emgesa	Colombia	Foreign	A102 Bonds	Colombia	CPs	6.34%	6.34%	No	216,825	729,104	945,929	1,748,896	10,768,120	—	—	12,517,016
Foreign	Emgesa	Colombia	Foreign	A2-5 Bonds	Colombia	CPs	4.83%	4.83%	No	179,093	602,226	781,319	14,001,389	—	—	—	14,001,389
Foreign	Emgesa	Colombia	Foreign	B105 Bonds	Colombia	CPs	4.83%	4.83%	No	569,828	1,916,126	2,485,954	28,105,888	—	—	—	28,105,888
Foreign	Emgesa	Colombia	Foreign	B105 Bonds	Colombia	CPs	5.33%	5.33%	No	1,328,332	4,466,698	5,795,030	10,714,236	84,115,563	—	—	94,829,799
Foreign	Emgesa	Colombia	Foreign	A5 Bonds	Colombia	CPs	7.77%	7.77%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	B9 Bonds	Colombia	CPs	6.07%	6.07%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	B104 Bonds	Colombia	CPs	7.94%	7.94%	No	989,794	3,328,320	4,318,114	7,983,617	—	65,971,663	—	73,955,280
Foreign	Emgesa	Colombia	Foreign	B104 Bonds	Colombia	CPs	9.80%	9.80%	No	354,285	1,191,331	1,545,616	2,857,637	8,296,492	21,943,442	—	33,097,571
Foreign	Emgesa	Colombia	Foreign	C10 Bonds	Colombia	CPs	8.14%	8.14%	No	—	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	E105-5 Bonds	Colombia	CPs	9.27%	9.27%	No	556,858	1,872,513	2,429,371	4,491,583	13,040,277	28,416,894	—	45,948,754
Foreign	Emgesa	Colombia	Foreign	B1 Bonds	Colombia	CPs	7.76%	7.76%	No	4,386,227	14,749,291	19,135,518	35,379,018	—	208,101,654	102,714,832	346,195,504
Foreign	Emgesa	Colombia	Foreign	Commercial Papers	Colombia	CPs	4.00%	4.00%	No	610,366	2,052,440	2,662,806	4,923,173	—	28,958,422	14,293,300	48,174,895
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-1	USA	US$	7.88%	7.88%	No	703,310	2,364,976	3,068,286	5,672,852	16,469,819	14,104,843	70,869,328	107,116,842
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-2	USA	US$	7.33%	7.33%	No	2,204,773	7,413,852	9,618,625	17,783,553	51,630,453	44,216,601	133,463,176	247,093,783
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-3	USA	US$	8.13%	8.13%	No	2,384,734	8,018,994	10,403,728	19,235,104	109,486,718	—	—	128,721,822
91,081,000-6	Endesa Chile	Chile	97.036.000-K	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.20%	6.20%	No	31,321,953	—	31,321,953	—	—	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.35%	8.35%	No	4,635,971	15,589,088	20,225,059	218,659,499	—	—	—	218,659,499
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.63%	8.63%	No	457,603	1,538,753	1,996,356	3,690,997	10,715,959	9,177,206	153,384,935	176,969,097
91,081,000-6	Endesa Chile	Chile	97.036.000-K	Banco Santander Chile - 317 Series-H	Chile	U.F.	6.20%	6.20%	No	2,124,125	11,532,964	13,657,089	24,422,163	58,670,925	41,070,877	25,027,022	149,190,987
91,081,000-6	Endesa Chile	Chile	97.036.000-K	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.80%	3.80%	No	1,746,368	5,872,402	7,618,770	14,086,088	40,895,714	35,023,312	110,223,311	200,228,425
91,081,000-6	Endesa Chile	Chile	97.036.000-K	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.75%	4.75%	No	4,973,783	16,725,028	21,698,811	40,118,205	136,748,818	165,216,094	140,001,737	482,084,854

				Total ThCh$								175,766,896					2,662,344,808

		12-2010
		Current			Non-current
Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non-current
Foreign	Edegel	4,162,360	—	4,162,360	—	—	—	—	—
Foreign	Edegel	66,273	220,431	286,704	528,747	1,293,774	5,217,004	—	7,039,525
Foreign	Edegel	65,396	217,512	282,908	521,745	1,276,641	4,424,723	—	6,223,109
Foreign	Edegel	56,693	188,567	245,260	452,314	3,464,092	—	—	3,916,406
Foreign	Edegel	68,242	226,979	295,221	4,482,746	—	—	—	4,482,746
Foreign	Edegel	67,586	224,796	292,382	4,524,506	—	—	—	4,524,506
Foreign	Edegel	69,554	231,344	300,898	4,557,650	—	—	—	4,557,650
Foreign	Edegel	269,406	4,353,667	4,623,073	626,739	—	5,590,323	—	6,217,062
Foreign	Edegel	75,208	250,147	325,355	428,296	—	3,383,243	—	3,811,539
Foreign	Edegel	103,734	345,028	448,762	600,026	1,468,183	1,491,890	6,171,990	9,732,089
Foreign	Edegel	75,334	250,569	325,903	601,038	1,470,659	4,120,651	—	6,192,348
Foreign	Edegel	53,683	178,554	232,237	532,248	846,573	5,665,215	—	7,044,036
Foreign	Edegel	78,556	261,284	339,840	567,661	—	5,504,523	—	6,072,184
Foreign	Edegel	71,151	236,654	307,805	608,863	—	6,169,906	—	6,778,769
Foreign	Edegel	76,315	253,831	330,146	827,616	4,892,958	—	—	5,720,574
Foreign	Edegel	78,364	260,646	339,010	625,209	4,767,047	—	—	5,392,256
Foreign	Edegel	67,914	225,888	293,802	4,639,193	—	—	—	4,639,193
Foreign	Edegel	64,633	214,975	279,608	164,402	—	—	—	164,402
Foreign	Edegel	77,560	5,057,591	5,135,151	—	—	—	—	—
Foreign	Edegel	66,712	221,891	288,603	13,746,666	—	—	—	13,746,666
Foreign	Edegel	—	—	—	429,592	—	—	—	429,592
Foreign	Emgesa	925,274	46,241,341	47,166,615	—	—	—	—	—
Foreign	Emgesa	928,950	3,089,767	4,018,717	7,411,403	—	58,531,760	—	65,943,163
Foreign	Emgesa	—	3,417,457	3,417,457	—	—	59,944,656	—	59,944,656
Foreign	Emgesa	127,910	425,441	553,351	1,020,502	—	—	—	1,020,502
Foreign	Emgesa	920,115	3,060,381	3,980,496	7,340,914	—	12,326,963	—	19,667,877
Foreign	Emgesa	631,089	16,269,543	16,900,632	—	—	—	—	—
Foreign	Emgesa	525,615	1,748,240	2,273,855	4,193,491	23,479,236	—	—	27,672,727
Foreign	Emgesa	1,870,289	2,803,288	4,673,577	8,619,110	74,169,812	—	—	82,788,922
Foreign	Emgesa	454,112	1,510,415	1,964,527	3,623,022	8,865,052	27,196,423	—	39,684,497
Foreign	Emgesa	774,134	2,574,836	3,348,970	6,176,240	15,112,435	42,007,978	—	63,296,653
Foreign	Emgesa	—	—	—	—	—	—	—	—
Foreign	Emgesa	278,613	926,691	1,205,304	2,222,846	5,439,008	30,838,440	—	38,500,294
Foreign	Emgesa	—	—	—	—	—	—	—	—
Foreign	Emgesa	—	—	—	—	—	—	—	—
Foreign	Emgesa	180,638	17,507,497	17,688,135	—	—	—	—	—
91,081,000-6	Endesa Chile	3,258,258	—	3,258,258	—	—	120,255,137	12,985,028	133,240,165
91,081,000-6	Endesa Chile	1,800,577		1,800,577	—	—	—	67,013,806	67,013,806
91,081,000-6	Endesa Chile	1,995,692	6,202,409	8,198,101	—	—	—	14,515,600	14,515,600
91,081,000-6	Endesa Chile	1,277,966	2,083,536	3,361,502	6,435,714	19,069,273	23,877,508	—	49,382,495
91,081,000-6	Endesa Chile	—	13,893,834	13,893,834	68,672,949	—	—	113,509,525	182,182,474
91,081,000-6	Endesa Chile	3,450,641	10,287,028	13,737,669	186,924,716	110,491,415	—	126,690,851	424,106,982
91,081,000-6	Endesa Chile	1,436,610	10,440,417	11,877,027	21,414,704	47,005,622	35,619,967	31,967,591	136,007,884
91,081,000-6	Endesa Chile	1,284,413	4,272,071	5,556,484	10,247,385	25,073,983	25,478,853	106,205,282	167,005,503
91,081,000-6	Endesa Chile	3,759,700	12,505,089	16,264,789	29,995,867	73,395,881	135,144,225	168,908,480	407,444,453

				204,274,905					2,086,103,305

c)             Financial leases

•              Financial lease obligations by company

								12-2011
			Financial					Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Institution ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non- current
91,081,000-6	Endesa Chile	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.40%	567,586	1,900,568	2,468,154	4,556,135	6,273,409	10,867,880	5,946,866	27,644,290
Foreign	Edegel	Peru	0-E	Scotiabank	Peru	US$	5.16%	2,137,134	6,953,795	9,090,929	11,858,222	14,046,200	13,246,071	—	39,150,493
96,830,980-3	Inversiones Gasatacama Holding	Chile	96,976,410-5	Gasred S.A.	Chile	US$	32.27%	—	—	—	—	—	—	—	—

				Total ThCh$						11,559,083					66,794,783

		12-2010
		Current			Non-current
Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non- current
91,081,000-6	Endesa Chile	514,759	1,713,147	2,227,906	4,107,030	9,667,747	7,325,181	5,083,160	26,183,118
Foreign	Edegel	2,204,779	6,628,821	8,833,600	14,084,254	30,098,142	—	—	44,182,396
96,830,980-3	Inversiones Gasatacama Holding	65,489	195,946	261,435	—	—	—	—	—

				11,322,941					70,365,514

d)            Other loans

•              Other loans by company

								12-2011
			Financial					Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Institution ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	Five to Ten Years	More than Ten Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	16.08%	11,353,188	13,636,153	24,989,341	32,747,272	24,243,194	—	—	56,990,466
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	16.08%	2,296,618	67,527	2,364,145	161,976	1,139,597	—	—	1,301,573
Foreign	Endesa Costanera	Argentina	Foreign	Others	Argentina	Ar$	17.17%	547,198	884,765	1,431,963	—	—	—	—	—
96,827,970-K	Endesa Eco	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	9.90%	—	3,930,734	3,930,734	—	—	—	—	—
96,830,980-3	Inversiones GasAtacama Holding	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	10,193,375		10,193,375	—	—	—	—	—

				Total ThCh$						42.909.558					58.292.039

		12-2010
		Current			Non-current
Taxpayer ID No. (RUT)	Company	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	More than Ten Years	Total Non- current
Foreign	Endesa Costanera	17,408,628	8,223,739	25,632,367	516,235	37,523,997	—	—	38,040,232
Foreign	Endesa Costanera	56,194	945,146	1,001,340	1,164,650	12,332,589	—	—	13,497,239
Foreign	Endesa Costanera	1,542,295	1,517,680	3,059,975	1,011,826	—	—	—	1,011,826
96,827,970-K	Endesa Eco	—	—	—	—	12,395,250	—	—	12,395,250
96,830,980-3	Inversiones GasAtacama Holding	—	—	—	—	—	—	—	—

				29.693.682					64.944.547

APPENDIX No.5 ASSETS AND LIABILITIES IN FOREIGN CURRENCIES:

This appendix forms an integral part of the Endesa Chile financial statements.

The detail of assets denominated in foreign currencies is the following:

	Foreign Currency	Functional Currency	12-31-2011	12-31-2010
			ThCh$	ThCh$
ASSETS
CURRENT ASSETS

Cash and cash equivalents			28,859,725	52,510,094
	US dollar	Colombian peso	5,634	1,280
	US dollar	Chilean peso	22,805,258	46,804,371
	US dollar	Peruvian sol	2,886,536	966,052
	US dollar	Argentine peso	3,162,297	4,738,391

Trade and other current receivables			10,100,793	18,372,233
	US dollar	US dollar	10,100,793	18,372,233

Accounts receivable from related companies			379,862	714,803
	US dollar	Brazilian real	379,862	714,803

TOTAL CURRENT ASSETS			39,340,380	71,597,130

NON-CURRENT ASSETS

Investments accounted for using the equity method			578,770,368	574,880,500
	US dollar	Chilean peso	9,733,400	2,887,481
	Argentine peso	Chilean peso	24,209	839,893
	Brazilian real	Peruvian sol	60,249,470	60,441,860
	Brazilian real	Chilean peso	508,763,289	510,711,266

Goodwill			86,830,663	88,301,992
	Peruvian sol	Chilean peso	76,365,596	72,931,068
	Argentine peso	Chilean peso	10,465,067	15,370,924

TOTAL NON-CURRENT ASSETS			665,601,031	663,182,492

TOTAL ASSETS			704,941,411	734,779,622

The detail of liabilities denominated in foreign currency is the following:

			12-31-2011								12-31-2010
			Current Liabilities			Non-current Liabilities					Current Liabilities			Non-current Liabilities
	Foreign Currency	Functional Currency	Less than 90 Days	90 Days to 1 Year	Total Current	1 to 3 Years	3 to 5 Years	5 to 10 Years	More than 10 Years	Total Non-current	Less than 90 Days	91 Days to 1 Year	Total Current	1 to 3 Years	3 to 5 Years	More than 5 Years	More than 10 Years	Total Non-current
			ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$

LIABILITIES

Other current financial liabilities	US dollar		44,166,622	86,968,415	131,135,037	464,660,652	288,720,473	135,772,121	370,203,534	1,259,356,780	43,257,291	105,039,180	148,296,471	316,074,690	319,157,911	181,167,395	345,969,960	1,162,369,956
	US dollar	Chilean peso	22,053,741	44,116,462	66,170,203	379,230,039	195,453,104	78,366,530	363,664,305	1,016,713,978	16,174,193	46,935,449	63,109,642	262,907,288	216,379,053	127,580,318	339,797,970	946,664,629
	US dollar	Peruvian sol	5,801,056	19,711,792	25,512,848	35,378,771	66,272,515	57,405,591	6,539,229	165,596,106	4,532,918	30,789,583	35,322,501	47,472,662	52,922,272	53,587,077	6,171,990	160,154,001
	US dollar	Argentine peso	16,311,825	23,140,161	39,451,986	50,051,842	26,994,854	—		77,046,696	22,550,180	27,314,148	49,864,328	5,694,740	49,856,586	—	—	55,551,326

TOTAL			44,166,622	86,968,415	131,135,037	464,660,652	288,720,473	135,772,121	370,203,534	1,259,356,780	43,257,291	105,039,180	148,296,471	316,074,690	319,157,911	181,167,395	345,969,960	1,162,369,95

Pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X, Endesa Chile is required to present separately the financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2011 and 2010, prepared in accordance with generally accepted accounting principles in Brazil.

ENDESA BRASIL S.A.

Consolidated balance sheets

December 31, 2011 and 2010

(In thousands of reais)

	Note	12/31/2011	12/31/2010

Assets
Current assets
Cash and cash equivalents	4	723,772	508,163
Marketable securities	5	278,220	594,895
Consumers, concessionaires and permittees	6	1,318,087	1,392,098
Allowance for doubtful accounts	6	(194,586)	(270,161)
Low income consumers	7	48,708	54,242
Taxes recoverable	8	218,191	163,031
Tax benefit - merged goodwill	13	10,500	—
Guarantees and judicial deposits	9	53,746	40,666
Free energy	10	3,832	3,181
Related parties	24	—	9
“Luz para Todos” credits		—	13,837
Other receivables	14	163,020	201,948
Total current assets		2,623,490	2,701.909

Non-current assets
Consumers, concessionaires and permittees	6	357,095	315,780
Allowance for doubtful accounts	6	(252,598)	(186,859)
Taxes recoverable	8	180,998	202,973
Escrow deposits	11	293,157	278,853
Guarantees and deposits	9	93,193	83,843
Deferred taxes	12	686,151	667,757
Tax benefit - merged goodwill	13	83,059	105,032
Related parties	24	111,509	89,558
Indemnification assets (concession)	15	765,516	527,794
Other receivables	14	4,106	19,622
Investments		100	—
Property, plant and equipment	16	2,139,485	2,241,281
Intangible assets	17	4,708,594	4,649,232
Total non-current assets		9,170,365	8,994,866

Total assets		11,793,855	11,696,775

See accompanying notes.

ENDESA BRASIL S.A.

Consolidated balance sheets

December 31, 2011 and 2010

(In thousands of reais)

	Note	12/31/2011	12/31/2010

Liabilities and equity
Current liabilities
Trade accounts payable	18	614,591	638,868
Loans and financing	19	637,997	638,057
Debentures	20	388,529	302,110
Payroll		54,068	56,990
Taxes payable	22	349,898	248,623
Regulatory charges	23	71,745	61,437
Dividends payable		93,557	229,906
Public lighting contribution collected		27,193	15,638
Post-employment benefit obligations	24 & 30	11,418	10,752
Special installment program		31,949	62,586
Related parties	24	7,659	107,234
Research, development and energy efficiency programs	25	79,705	135,625
Provision - Luz Para Todos program		12,452	12,452
Free energy	10	25,205	5,671
Provisions for tax, civil and labor risks	26	17,060	140,793
Obligations with IFC - capital	28	—	184,065
Other obligations	27	41,701	44,530
Total current liabilities		2,464,727	2,895,337

Non-current liabilities
Trade accounts payable	18	4,771	4,304
Loans and financing	19	862,272	1,107,715
Debentures	20	973,221	606,091
Taxes payable	22	32,825	6,182
Deferred taxes	12	169,238	154,001
Post-employment benefit obligations	24& 30	553,176	392,097
Related parties	24	113,589	126,500
Research, development and energy efficiency programs	25	13,749	12,287
Special installment program		37,080	75,090
Free energy	10	3,892	15,877
Provisions for tax, civil and labor risks	26	619,017	522,329
Other obligations	27	8,744	31,363
Total non-current liabilities		3,391,574	3,053,836

Equity	28
Attributed to controlling shareholders
Capital		916,879	916,879
Shares redeemable in the future		—	(111,025)
Treasury stock		(111,025)	—
Capital reserve		2,504,370	2,504,370
Income reserves		732,636	91,818
Other comprehensive income		(1,228)	90
Equity valuation adjustments		298,778	333,491
Proposal for payment of additional dividends		—	507,183
		4,340,410	4,242,806
Attributed to non-controlling shareholders
Interest of the Endesa Group in subsidiaries, not yet paid to Endesa Brasil S.A.		837,701	799,330
Attributed to non-controlling shareholders		759,443	705,466
		1,597,144	1,504,796
Total equity		5,937,554	5,747,602

Total liabilities and equity		11,793,855	11,696,775

See accompanying notes.

ENDESA BRASIL S.A.

Consolidated statements of income

December 31, 2011, 2010 and 2009

(In thousands of reais)

	Note	12/31/2011	12/31/2010	12/31/2009

Net revenue	32	6,579,272	6,702,540	6,151,279

Cost of services	33	(4,357,864)	(4,531,208)	(3,886,650)

Gross profit		2,221,408	2,171,332	2,264,629

Operating revenues (expenses)
Selling expenses	33	(54,096)	(196,206)	(85,238)
Selling and general expenses	33	(369,471)	(250,312)	(330,573)
Amortization and reversal of goodwill from the merger	33	(29,518)	(32,253)	(35,240)
Other operating expenses	33	(13,515)	(38,900)	(60,903)
Total operating expenses		(466,600)	(517,671)	(511,954)

Income before financial income/expenses and income taxes		1,754,808	1,653,661	1,752,675

Financial income/expenses
Financial Income	34	451,739	301,625	219,365
Financial expenses	34	(575,348)	(545,460)	(456,296)
Foreign exchange variation	34	(18,904)	(9,882)	11,542

Income before income taxes		1,612,295	1,399,944	1,527,286

Income and social contribution taxes - Current	31	(412,424)	(370,596)	(327,295)
Deferred income and social contributions taxes	12 & 31	(62,679)	(22,073)	(131,180)
Tax incentives	31	66,329	78,158	59,807

Net income for the year		1,203,521	1,085,433	1,128,618

Attributable to controlling shareholders		871,135	747,481	753,315
Interest of the Endesa Group not contributed to Endesa Brasil S.A.		117,743	121,215	180,078
Non-controlling shareholders
Non-controlling shareholders		214,643	216,737	195,225

See accompanying notes.

ENDESA BRASIL S.A.

Consolidated statements of comprehensive income

December 31, 2011, 2010 and 2009

(In thousands of reais)

	12/31/2011	12/31/2010	12/31/2009

Net income for the year	1,203,521	1,085,433	1,128,618

Other comprehensive income

Equity pickup
Actuarial loss in subsidiary pension fund	(205,740)	(156,857)	(23,238)
Deferred taxes on actuarial loss in subsidiary pension fund	69,952	53,331	7,901
Cumulative translation adjustment	118	(259)	(3,375)
Loss on derivative financial instruments	(1,436)	—	—

Comprehensive P&L for the year	1,066,415	981,648	1,109,906

Attributable to controlling shareholders	805,900	698,610	767,158
Non-controlling shareholders	260,515	283,038	342,748

See accompanying notes.

ENDESA BRASIL S.A.

Consolidated statements of changes in equity

December 31, 2011, 2010 and 2009

(In thousands of reais)

					Capital reserve	Income reserves						Equity attributable to
	Note	Equity	Shares redeemable in the future	Treasury stock	Remuneration of goodwill in the issue of shares	Legal reserve	Statutory reserve for working capital	Other comprehensive income	Equity valuation adjustment	Profit (loss) Carryforward	Additional dividend distribution proposal	Shareholders of Endesa Brasil	Other Shareholders Grupo Endesa	Non- controlling shareholders	Total

AMMOUNTS ON JANUARY 1ST 2009		916,879	(111,025)	—	2,504,370	22,039	314,057	3,724	402,917	(118,915)	—	3,934,046	739,624	548,220	5,221,890
Reversal of dividend prescribed in subsidiaries		—	—	—	—	—	—	—		70	—	70		—	70
Deemed cost depreciation		—	—	—	—	—	—	—	(34,713)	34,713	—	—	—	—	—
Approval of proposed dividends		—	—	—	—	—	—	—	—	—	—	—	(11,961)	(82,865)	(94,826)
Dividends proposed from reserves	28	—	—	—	—	—	(314,057)	—	—	—	—	(314,057)	(104,722)	(19,200)	(437,979)
Interim Dividends	28	—	—	—	—	—	—	—	—	(210,240)	—	(210,240)		—	(210,240)
Actuarial loss on pension fund controlled	29	—	—	—	—	—	—	(7,218)	—	—	—	(7,218)	(5,999)	(2,120)	(15,337)
Transfer to retained earnings		—	—	—	—	—	—	7,218	—	(7,218)	—	—		—	—
Net profit		—	—	—	—	—	—	—	—	753,315	—	753,315	180,078	195,225	1,128,618
Proposal of administration for allocation of net profit
Legal Reserve	28	—	—	—	—	34,187	—	—	—	(34,187)	—	—	—	—	—
Proposal Dividends	28	—	—	—	—	—	—	—	—	(162,387)	—	(162,387)	(26,619)	(31,623)	(220,629)
Additional Dividends	28	—	—	—	—	—	—	—	—	(276,923)	276,923	—	—	—	—
Cumulative conversion adjustments		—	—	—	—	—	—	(3,375)	—	—	—	(3,375)		—	(3,375)
Balances at December 31, 2009		916,879	(111,025)	—	2,504,370	56,226	—	349	368,204	(21,772)	276,923	3,990,154	770,401	607,637	5,368,192
							—
Reversal of expired dividend in subsidiaries		—	—	—	—	—	—	—	—	26	—	26	—	—	26
Depreciation of PP&E (deemed cost)		—	—	—	—	—	—	—	(34,713)	34,713	—	—		—	—
Approval of proposed dividends	28	—	—	—	—	—	—	—	—	—	(276,923)	(276,923)	(29,637)	(66,638)	(373,198)
Net income for the year		—	—	—	—	—	—	—	—	747,481	—	747,481	121,215	216,741	1,085,437
Actuarial loss in subsidiary pension fund	30	—	—	—	—	—	—	(48,612)	—	—	—	(48,612)	(44,356)	(10,558)	(103,526)
Transfer to retained earnings		—	—	—	—	—	—	48,612	—	(48,612)	—	—	—	—	—
Management’s proposal for net income allocation							—
Legal reserve	28	—	—	—	—	35,592	—	—	—	(35,592)	—	—	—	—	—
Interim dividends	28	—	—	—	—	—	—	—	—	—	—	—	—	(655)	(655)
Dividends proposed	28	—	—	—	—	—	—	—	—	(169,061)	—	(169,061)	(18,293)	(41,061)	(228,415)
Additional dividends	28	—	—	—	—	—	—	—	—	(507,183)	507,183	—	—	—	—
Accumulated translation adjustment		—	—	—	—	—	—	(259)	—	—	—	(259)	—	—	(259)

Balances at December 31, 2010		916,879	(111,025)	—	2,504,370	91,818	—	90	333,491	—	507,183	4,242,806	799,330	705,466	5,747,602

Write-off of repurchaseable shares			111,025	(111,025)	—	—	—	—	—	—	—	—	—	—	—
Depreciation of PP&E (deemed cost)		—	—	—	—	—	—	—	(34,713)	34,713	—	—	—	—	—
Approval of proposed dividends	28	—	—	—	—	—	—	—	—	—	(507,183)	(507,183)	(10,475)	(101,153)	(618,811)
Net income for the year		—	—	—	—	—	—	—	—	871,135	—	871,135	117,743	214,643	1,203,521
Other changes in equity		—	—	—	—	—	—	—	—	(1,676)	—	(1,676)	—	—	(1,676)
Actuarial loss in subsidiary pension fund	30	—	—	—	—	—	—	(63,917)	—	—	—	(63,917)	(52,556)	(19,315)	(135,788)
Transfer to retained earnings		—	—	—	—	—	—	63,917	—	(63,917)	—	—			—
Reversal of expired dividends — subsidiaries		—	—	—	—	—	—	—	—	162		162	49	129	340
Management’s proposal for net income allocation							—
Legal reserve	28		—		—	42,021	—	—	—	(42,021)	—	—	—	—	—
Interim dividends	28	—	—	—	—	—	—	—	—	(163,258)	—	(163,258)	(300)	(536)	(164,094)
Minimum dividends	28	—	—	—	—	—	—	—	—	(36,341)	—	(36,341)	(15,151)	(40,730)	(92,222)
Statutory reserve for working capital	28	—	—	—	—	—	598,797	—	—	(598,797)	—	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	—	118	—	—	—	118	—	—	118
Loss on derivative financial instruments		—	—	—	—	—	—	(1,436)	—	—	—	(1,436)	—	—	(1,436)

Balances at December 31, 2011		916,879	—	(111,025)	2,504,370	133,839	598,797	(1,228)	298,778	—	—	4,340,410	838,640	758,504	5,937,554

See accompanying notes.

ENDESA BRASIL S.A.

Consolidated statements of cash flows

December 31, 2011, 2010 and 2009

(In thousands of reais)

	12/31/2011	12/31/2010	12/31/2009

Cash flows from operating activities
Net income for the year	1,203,521	1,085,433	1,128,618
Adjustments to reconcile net income with resources from operating activities
Allowance for doubtful accounts - trade accounts	52,980	164,796	44,066
Allowance for doubtful accounts - other receivables	—	(115)	809
Amortization and Depreciation	450,286	541,121	458,429
Amortization and reversal of goodwill from merger	29,518	32,253	—
Equity pickup	—	—	409,918
Monetary variations and net interest	344,400	389,321	12,256
Net book value of written off intangible and indemnification assets	13,457	11,930	913
Indemnification assets revenues	(15,118)	(31,634)	131,180
Deferred taxes and social contribution	59,226	22,072	20,114
Provisions (reversal) for tax, civil and labor risks	(12,855)	51,458	35,240
Tax benefit of merged goodwill	11,474	12,537	13,698
Provision (reversal) Luz Para Todos	—	(5,685)	9,418
Regulatory risks expenses recovery	—	—	(109,896)
Actuarial gain	13,564	3,309	40,445
Research, development and energy efficiency programs	24,194	—	—
Provision for inventory losses	485	—	—
Financial instruments P&L	(4,243)	—	—
Other revenues	2,796	—	—
	2,173,685	2,276,796	2,195,208

(Increase) decrease in operating assets:
Consumers, concessionaires and permittees	(25,979)	(116,325)	(85,638)
Low income consumers	13,457	—	—
Services in course	(12,454)	(9,369)	(2,137)
Related parties	(825)	1,598	(1,132)
Taxes recoverable	(33,185)	37,507	(20,680)
Inventories	(351)	825	(974)
Prepaid expenses	(2,841)	—	—
Credits Luz Para Todos	13,837	74,508	93,202
Pledges and deposits	(22,430)	—	—
Deposits relative to litigations	(11,721)	—	—
Other	104,157	(6,143)	8,258
	21,665	(17,399)	(9,101)
Increase (decrease) in operating liabilities
Trade accounts payable	(30,404)	(46,976)	(36,652)
Payroll	(1,477)	6,483	8,413
Taxes payable	81,698	80,974	27,767
Regulatory charges	10,308	25,360	(5,333)
Related parties	(37,508)	(49,023)	13,857
Post-employment benefit obligations	(38,542)	(34,664)	(44,369)
Research, development and energy efficiency programs	(93,813)	24,798	247
Provisions for tax, civil and labor claims	(120,795)	(129,537)	(80,884)
Other	(23,976)	(90,637)	(29,468)
Payment of debenture interest	(101,657)	(95,340)	(61,973)
Payment of interest on loans, financing and intercompany loans	(169,440)	(213,994)	(303,481)
	(525,606)	(522,556)	(511,876)
Net cash provided by operating activities	1,669,744	1,736,841	1,674,231

See accompanying notes.

ENDESA BRASIL S.A.

Consolidated statements of cash flows (Continued)

December 31, 2011, 2010 and 2009

(In thousands of reais)

	12/31/2011	12/31/2010	12/31/2009

Cash flows from investing activities
Mutual loans granted (settled)	(83,797)	—	—
Investments	(100)	—	(3,600)
Investments in intangible portion	(171,905)	(627,748)	(539,367)
Investments in property, plant and equipment	(514,866)	(47,185)	(52,886)
(investments) withdrawal of financial investments	251,631	(207,533)	(97,945)
Net cash (used in) from investing activities	(519,037)	(882,466)	(693,798)

Cash flow from financing activities
Issue of debentures	700,000	—	495,603
Payment of debentures	(275,500)	(135,927)	—
Payment of tax in installments	(23,498)	(30,328)	(26,810)
Receipt of intercompany loans	290,560	—	—
Loans and financing	427,421	75,793	476,936
Payment of loans and financing	(688,706)	(447,463)	(900,880)
Payment of intercompany loans	(191,984)	—	—
Payment of interest - intercompany loans	(43,126)	—	—
Payment of Faelce debt agreement	(13,841)	(10,636)	(14,928)
Dividend payment	(918,607)	(609,533)	(1,017,520)
Special installment pay	(13,752)	—	—
IFC payments	(184,065)	—	—
Net cash used in financing activities	(935,098)	(1,158,094)	(987,599)

Increase (reduction) in net cash and cash equivalents	215,609	(303,719)	(7,166)

Cash and cash equivalents at the beginning of year	508,163	811,882	819,048
Cash and cash equivalents at the end of year	723,772	508,163	811,882

Increase (decrease) in net cash and cash equivalents	215,609	(303,719)	(7,166)

See accompanying notes.

ENDESA BRASIL S.A.

Notes to consolidated financial statements

Year ended December 31, 2011

(Amounts expressed in thousands of reais, unless otherwise stated)

1.                  GENERAL INFORMATION

Operations

The business purpose of Endesa Brasil S.A. (“Endesa Brasil” or “Company” or “Endesa Group”), with registered office at Praça Leoni Ramos, 01, Niterói, RJ, Brazil, is to hold interests in other entities that directly or indirectly operate or come to operate in any electric energy industry segment or as a provider of electric energy transmission, distribution, generation or trade services and related activities.

The Company holds interest in the following operational subsidiaries by segment, which together with the Company, form Endesa Brasil Group:

a)                  Electric energy distribution

Ampla Energia e Serviços S.A.

Ampla Energia e Serviços S.A. (“Ampla Energia”), with registered office at Praça Leoni Ramos, 01, Niterói, RJ, Brazil, is a publicly-held Company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, electric energy utility concessionaire, designed to explore the distribution and marketing of electricity systems and participate in research related to the energy sector, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

Ampla Energia’s concession area includes 66 cities, 65 of which in the state of Rio de Janeiro and one in the state of Minas Gerais. The concession of public distribution of electricity was arranged by the Concession Contract No. 005/1996 of December 9, 1996 from ANEEL, with maturity in December 2026. Endesa Brasil holds a 46.89% direct interest in Ampla Energia.

Companhia Energética do Ceará

Companhia Energética do Ceará (“COELCE”), with registered office at Rua Padre Valdevino, nº 150, Fortaleza, CE, Brazil, is a publicly-held Company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, controlled by Investluz S.A. (both companies of the Endesa Group), electric energy utility concessionaire, designed to research, study, plan and explore the distribution of electricity, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

COELCE’s concession area covers the whole state of Ceará. The concession of public distribution of electricity was arranged by the Concession Contract No. 001/1998 of May 13, 1998 from ANEEL, with maturity in May 2028.

Considering direct and indirect interests, Endesa Brasil owns 47.92% of COELCE’s capital.

b)                  Electric energy generation

Centrais Elétricas Cachoeira Dourada S.A.

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (“CDSA”) is a privately-held company located at Rodovia GO 206, KM0 - Cachoeira Dourada - Goiás, primarily engaged in conducting studies and projections, and in building, installing and operating electric generation power plants, as well as performing commercial acts deriving from such activities, which are regulated by the National Agency of Electric Energy - ANEEL under the Ministry of Mines and Energy.

The subsidiary was established by means of the spin-off of Companhia Energética de Goiás - CELG, from which the generation system assets of the hydroelectric power plant of Cachoeira Dourada were transferred to the new company.  The spin-off was made based on the balance sheet as of October 31, 1996 and approved by the CELG shareholders at the Special General Meeting held on November 27, 1996.

On September 5, 1997, a public auction was carried out for acquisition of representative shareholding in the company capital by private entities.  This transaction was recognized by the Granting Authorities by means of the Concession Agreement No. 011/97, of September 12, 1997, which establishes that the concession term is of 30 years, expiring in September 2027. The subsidiary’s fixed assets consists substantially of the power plant assets mentioned above, located in Rio Paranaíba, with offices in the municipality of Cachoeira Dourada, state of Goiás, and installed capacity of 658MW, subdivided into 10 generating units.

Also on September 12, 1997, the subsidiary entered into a supply agreement with CELG, which establishes that in the first five years, all guaranteed energy of the subsidiary would be supplied to CELG and, in the following years, the supply would be reduced until termination of the agreement.  At December 31, 2008, this agreement for supply of energy to CELG was terminated and the subsidiary currently sells the energy through auctions and the CCEE.  Endesa Brasil holds direct interest of 99.61% in CDSA.

CGTF - Central Geradora Termelétrica Fortaleza S.A.

CGTF - Central Geradora Termelétrica Fortaleza S.A. (“CGTF”) is a privately-held company, located in Rodovia CE422, Km 01, s/n, Complexo Industrial e Portuária do Pecém, municipality of Caucaia, state of Ceará, organized on August 20, 2001 and authorized by ANEEL to operate as an independent energy producer, through implementation of the thermoelectric central Fortaleza, located in the municipality of Caucaia, state of Ceará, by means of ANEEL Resolution No. 433, of 10/19/2001. Since its establishment, investments were made to build a thermoelectric plan, with installed capacity of 346,630 kW, through generation of a combined cycle of two gas turbines and a vapor turbine, and such capacity is regulated by ANEEL Decision No. 73/2002. Total investment was of US$235 million, obtained from own resources and third-party loans. Start-up of operations occurred on December 27, 2003.

As defined in the articles of incorporation, the subsidiary is engaged in the study, project, construction and exploration of energy production, transmission, distribution and sale systems that may be granted, permitted or authorized by law, in addition to exercising other related activities and providing services of any nature referring to said activities.

CGTF is part of the Federal Government’s Thermoelectric Priority Program (PPT) to expand the supply of electric energy throughout Brazil, and the subsidiary entered into a sales agreement on August 31, 2001 for sale of 2,690 GWh/year (equivalent to an average 307 MW) to COELCE, belonging to the same economic group, over 20 years, at the price regulated by ANEEL, subject to annual adjustment based on a basket of indicators that includes IGPM, US dollar and contracted natural gas variations.

On September 16, 2002, an agreement for purchase and sale of natural gas over 20 years was signed between the subsidiary and Companhia de Gás do Ceará (CEGÁS), with intervention of Petrobras. The referred to agreement ensures that the totality of the gas consumed by the power plant will be purchased from CEGÁS, and also establishes that in the event of failure in the supply, such entity will reimburse the costs incurred by the subsidiary to honor the sales agreement.  CGTF is a wholly-owned subsidiary of Endesa Brasil.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda. (“Fazenda Nova”) is a limited liability entity, headquartered at Rua Felipe Camarão, 507, sala 201, Cidade Alta - Natal/RN, and is engaged in the generation, transmission, distribution and sale of electric energy and related activities.

On September 30, 2009, the Company completed the acquisition of a 99.95% equity stake in Eólica Fazenda Nova for R$3,942. This investee is in a pre-operational stage and was incorporated to take part in wind power auctions.

c)                   Electric energy transmission

CIEN Companhia de Interconexão Energética

CIEN Companhia de Interconexão Energética (“CIEN”), is a privately-held company located at Praça Leoni Ramos, 1 - Parte - São Domingos - Niterói - RJ, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. The company may foster implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

The subsidiary was declared winner of international bid number 203.78006.0 referring to Brazil-Argentina Interconnection - purchase of firm power with associated energy imported from Argentina, as established by Centrais Elétricas Brasileiras S.A. - Eletrobras by means of its subsidiaries Centrais Elétricas do Sul do Brasil S.A. - Eletrosul, current Tractebel Energia S.A. (“Tractebel”), and Furnas Centrais Elétricas S.A. (“Furnas”). As a result, the Company was authorized to build an electric power interconnection system between Brazil and Argentina, made up of an HVDC back-to-back frequency conversion system with a capacity of 1,100 MW, and an approximately 500-km-long electric power transmission line between Rincón de Santa Maria (Argentina) and Itá (Brazil) substations, and to import 1,000 MW electricity from Argentina for a period of 20 years.

The subsidiary holds an international interconnection transmission system through its wholly-owned subsidiaries: Compañia de Transmisión Del Mercosur S.A - CTM and Transportadora de Energia S.A - TESA, whose core activity is the provision of International Interconnection Electricity Transport Utility, on an exclusive basis. This system starts in Rincón Santa María,

Province of Corrientes, and extends for 125 km until Garabí, in the state of Rio Grande do Sul, set at the international boundary along the Uruguay River at Cruzamento Colônia Garabí, Province of Corrientes, and Garabi, Brazil, where the power supply is delivered to a Brazilian company, also engaged in transmission, which continues to carry the product over 375 km further to the city of Itá, located in the State of Santa Catarina, Brazil.

On April 4, 2011, by means of Administrative Rulings Nos. 210 and 211, Garabi I and Garabi II lines, respectively, started being treated as equivalent to transmission concessions. Such equivalence treatment subjects both transmission lines of the subsidiary to the methodology whereby revenue is recognized through annual ratification of the Allowed Annual Revenue - RAP by ANEEL.

The commercial and technical equivalence of that subsidiary to an electric power transmission concession, comprising the two lines, have a finite 9-year term to Garabi I, effective through June 20, 2020, and an 11-year term for Garabi II, effective through July 31, 2022.

By way of Ratification Ruling No. 1173 of June 28, 2011, ANEEL approved RAP in the amount of R$265,054 for the period from July 1, 2011 to June 30, 2012. The RAP is reviewed annually, and this always occurs in June of each year. Every four years CIEN will be subject to a review of RAP calculation bases and ratification.

d)                  Holding companies

Ampla Investimentos e Serviços S.A.

Ampla Investimentos e Serviços S.A. (“Ampla Investimentos”) is a publicly-held company incorporated on December 29, 2005 for the purpose of holding interests in the capital of Investluz S.A. and of other companies in Brazil and abroad as a partner, member or shareholder. Endesa Brasil directly owns 46.89% of Ampla Investimentos.

Ampla Investimentos is a holding company basically owning a 36.43% interest in the capital of Investluz S.A., which, in turn, holds 56.59% of COELCE’s capital.

Investluz S.A.

Investluz S.A. (“Investluz”) is a privately-held company incorporated on March 5, 1999 for the purpose of holding interests in the capital of COELCE and of other companies in Brazil and abroad. Currently, Investluz holds a 56.59% interest in COELCE’s capital. Endesa Brasil owns a 63.57% direct interest in Investluz.

e)                   Service Rendering

En-Brasil Comércio e Serviços S.A.

En-Brasil Comércio e Serviços S.A. (“Prátil”) is a privately-held company established on August 18, 2009, for the purpose of holding interest in the capital of other companies and/or entities, associations, consortiums and other forms of associations in Brazil and abroad, in addition to rendering of general services, directly or indirectly related to its activities, to the electric energy industry and other economy and general consumption sectors. Endesa Brasil holds direct interest of 99.99% in Prátil.

These financial statements were authorized for issue at the Board Meeting held on March 23, 2012.

2.                  SIGNIFICANT ACCOUNTING POLICIES

2.1.                  Statement of compliance

The consolidated financial statements were prepared considering different assessment bases used in accounting estimates. The accounting estimates involved in the preparation of the financial statements were based on objective and subjective factors, considering management’s judgment to determine the appropriate amounts to be recorded in the financial statements. Significant items subject to such estimates and assumptions include the valuation of financial assets at fair value and present value, analysis of credit risks to determine the allowance for doubtful accounts, as well as analysis of other risks to determine other provisions, including the provision for contingencies.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the probabilistic treatment inherent in the estimation process. The Company reviews its estimates and assumptions at least annually.

The Company’s financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise the pronouncements from the Brazilian FASB (“CPC”).

The Company’s consolidated financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which include pronouncements from the Brazilian FASB (CPC).

The consolidated financial statements were prepared based on accounting principles and practices applied consistently with those disclosed in the financial statements for the year ended December 31, 2010, published in the official press on June 27, 2011, as well as with the accounting pronouncements, guidance and interpretations issued by the Brazilian FASB (CPC).

2.2.                  Basis of consolidation

The consolidated financial statements include the Company’s operations and those of its direct and indirect subsidiaries, with ownership interest at the balance sheet date being summarized as follows:

Subsidiary	Shareholding interest (%)	Direct	Indirect

CGTF Central Geradora Termelétrica Fortaleza S.A.	100.00	100.00	—

Centrais Elétricas Caocheira Dourada S.A.	99.61	99.61	—
Ampla Energia e Serviços S.A.	46.89	46.89	—
CIEN Companhia de Interconexão Energética	100.00	100.00	—
Compañia de Transmisión del Mercosur S.A. - CTM (**)	99.99	—	99.99
Transportadora de Energia S.A. - Tesa (**)	100.00	—	100.00
Investluz S.A.	80.67	63.57	17.10
Companhia Energética do Ceará- COELCE	47.92	2.27	45.65
Ampla Investimentos e Serviços S.A.	46.89	46.89	—
EN-Brasil Comércio e Serviço S.A. - Prátil	99.99	99.99	—
Eólica Fazenda Nova Ltda, - Fazenda Nova	99.95	99.95	—
Itaú - Trento (*)	100.00	18.91	81.09
Bradesco - Compostela (*)	100.00	1.25	98.75

(*)              Exclusive investment fund of Endesa Brasil and its subsidiaries

(**)       Investees abroad.

The reporting period in the financial statements of consolidated subsidiaries is the same as that of the Company, and accounting practices have been consistently applied by the consolidated companies. The main consolidation procedures include:

(a)             Elimination of asset and liability balances among consolidated companies;

(b)             Elimination of the share held in the capital, reserves and retained earnings of consolidated companies;

(c)              Elimination of income and expense balances and unrealized income arising from intercompany transactions;

(d)             Segregation of non-controlling interests in the consolidated financial statements.

2.3.                  Basis of preparation

The financial statements were prepared on a historical cost basis, except for some financial instruments that have been measured at fair value when required by applicable regulation.

2.4.                  Foreign currency translation

The consolidated financial statements are presented in Real (R$), which is also the controlling entity’s functional currency. Each Company subsidiary determines its own functional currency, and for those entities whose functional currency differs from the real, the financial statements were translated into reais at the closing date.

The financial statements of the indirect subsidiaries CTM and Tesa are originally prepared in Argentinean pesos (functional currency). Assets and liabilities were translated into reais, at the exchange rate in force at December 31, 2011 - ARS 1.00 - R$0.4358, disclosed by the Central Bank of Brazil (ARS 1.00 - R$0.4191 at December 31, 2010), whereas P&L accounts were translated at the average monthly rate.

Assets and liabilities of the foreign indirect subsidiaries are translated into reais at the exchange rate in force at the balance sheet date, and the corresponding income statements are translated at the average exchange rate for the month of the transaction date. Exchange rate differences arising from the referred to translation are recorded separately in equity. Upon sale of a subsidiary abroad, the accumulated deferred amount recognized in equity referring to such subsidiary abroad is posted to the income statement.

2.5.                  Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and taxes or charges on sales.

2.5.1.                 Distribution revenue

Electric energy distribution services are measured by reference to electric energy amounts delivered within a given period. Measurement takes place based on the electricity meter reading schedule defined by subsidiaries COELCE and Ampla Energia. Electric energy distribution services are billed considering this reading schedule, and service revenue is recorded as bills are issued. In order to adjust readings to the related accounting periods, the services rendered between the reading date and the end of each month are recorded on an estimated basis.

2.5.2.                 Transmission revenue

In 2011, transmission revenue is recognized based on a specific document (Ratifying Resolution) issued annually by the National Electric Energy Agency (ANEEL) for a 1-year period from July 1 to June 30 each year.  Monthly revenue is recognized by reference to amounts reported by the National System Operator (ONS) and refers to revenue from the transmission system availability.

2.5.3.                 Unbilled revenue

This corresponds to revenue from electric energy supplied to customers but not billed, and to revenue from the use of the distribution network but not yet billed. Unbilled revenue is estimated for the period between the last monthly reading and the last day of the month.

2.5.4.                 Construction revenue

Technical Interpretation ICPC 01 - Concession Arrangements (“ICPC 01”) requires electric energy concessionaires to record and measure service revenue in accordance with technical pronouncements CPC 17 - Construction Contracts (“CPC 17”) (construction or improvement services) and CPC 30 - Revenue (“CPC 30”)  (operation - electric energy supply services), even if subject to one single concession arrangement.

The Company accounts for revenue and costs relating to construction work or improvements to infrastructure facilities used for rendering electric energy distribution services. The construction margin adopted is defined as zero, considering that: (i) the core activity of the Company is to provide electric energy distribution services; (ii) any and all construction revenue refers to construction of infrastructure facilities in order to attain their business purpose, namely distribution of electric energy; and (iii) the Company and its subsidiaries outsource the construction of infrastructure facilities to unrelated parties. Each month, all additions to intangible assets in progress are transferred to the income statement as construction costs, after deduction of amounts received in the form of special obligations.

2.5.5.                 Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate on the principal amount outstanding. The effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to the original net carrying amount of such asset.

2.6.                  Financial instruments - Initial recognition and subsequent measurement

2.6.1.                 Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition, as they become part of the instrument’s contractual provisions.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Groups’ financial assets include cash and cash equivalents, short-term investments, accounts receivable from customers, concessionaires and licensees, public utility concession (indemnification assets), collaterals, etc.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term.

Financial assets at fair value through profit or loss are carried in the balance sheet at fair value with the related gains or losses recognized in the income statement.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and incurred fees or costs.

The effective interest rate method amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in financial expenses.

Interest income is recognized using the effective interest rate method, except for short-term receivables, where the period for interest recognition would be immaterial.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets not classified as:

(a)              Loans and receivables;

(b)              Held-to-maturity investments; or

(c)               Financial assets at fair value through profit or loss.

After initial measurement, available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized as other comprehensive income until the investment is derecognized, except for impairment losses, interest calculated using the effective interest rate method and exchange gains or losses on monetary assets, which are recognized in the income statement for the period.

When the investment is derecognized or determined to be impaired, cumulative gains or losses previously recognized in other comprehensive income must be recognized in the income statement.

Derecognition (write-off) of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•                       The rights to receive cash flows from the asset have expired;

•                       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

2.6.1.1.                 Cash and cash equivalents

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or any other purposes. The Company considers cash equivalents to be short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Thus, an investment normally qualifies as a cash equivalent if it has a short-term maturity, e.g. three months or less, from the date of acquisition.

2.6.1.2.                 Consumers, concessionaires and permittees

This covers accounts receivable from energy supply and use of network, billed and not billed, the latter of which is estimated, services rendered, late-payment increases, among others, until the balance sheet closing date, recorded on an accrual basis. These are considered financial assets classified as loans and receivables.

2.6.1.3.                 Allowance for doubtful accounts

The allowance for doubtful accounts is established considering receivables from residential consumers in default for more than 90 days, commercial consumers in default for more than 180 days, and industrial, rural, public sector, public lighting and public services in default for more than 360 days, based on a detailed analysis in connection with significant defaulters. This is recognized in an amount considered sufficient by the Company’s management to cover probable losses on accounts receivable.

2.6.2.                 Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event’”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

2.6.3.                 Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, and loans and borrowings, or derivatives classified as hedging instruments, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, and debentures.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. The Company has not designated any financial liabilities at fair value through profit or loss.

Held for trading

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that do not qualify for hedge accounting as defined by Technical Pronouncement CPC 38 (“CPC 38”), unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the income statement.

Loans, borrowings and debentures

After initial recognition, interest bearing loans and borrowings and debentures are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition (write-off) of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

2.6.4.                 Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.6.5.                 Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

2.7.                  Indemnification assets (Concession)

Subsidiaries Ampla Energia and COELCE recorded a financial asset receivable from the Granting Authorities in view of its unconditional right to receive cash at the end of the concession period, as provided in the agreement as compensation for the construction services performed and not received through the provision of services related to the concession. This financial asset is classified as “loans and receivables”, recorded at the right’s present value, calculated based on the value of assets in operation belonging to the concession, which are reversible at the end of the concession period. This asset is maintained at amortized cost, bearing interest, via tariff, at the average investment remuneration rate, represented by the regulatory WACC, established by ANEEL. The monthly amount recognized as financial income in the group of operating revenue, in line with OCPC 05.

Given the nature of this financial asset, the subsidiaries Ampla Energia and COELCE understand that this is the methodology that best reflects the value of its assets in the view of market players, as the return rate established by ANEEL considers, in addition to risk-free rates, other risks inherent to this industry.

As a result of a broader analysis conducted in year 2011, based on guidance set forth in CVM Rule No. 654 of December 28, 2010, which approved OCPC 05, the Company’s management understood that referred to financial asset would be better classified as a “receivable”, and therefore, decided to change its original classification as “available for sale.” This change caused no material impact on the Company’s overall financial statements.

2.8.                  Property and equipment

These are recorded at acquisition or construction cost, less accumulated depreciation. These mainly include energy generating assets and administrative assets.

Accumulated depreciation is calculated at rates which take into consideration the effective useful lives of the assets.

2.9.                  Intangible assets

This includes the right to use the infrastructure built or acquired by the operator, or provided by the granting authority to be used as part of the electric energy service concession arrangement (right to charge consumers for the utility service provided thereby), in accordance with Technical Pronouncement CPC 04 (R1) - Intangible Assets (“CPC 04”), Technical Interpretation ICPC 01 and Guidance OCPC 05 - Service Concession Arrangements (“OCPC 05”).

This is recognized at acquisition cost, less accumulated amortization and impairment, as applicable.

The fiscal benefit originated by the goodwill recorded in the balance sheet of subsidiary Investluz economically grounded on expected statements of operations over the concession exploration period of subsidiary COELCE, and stems from the acquisition of the concession right granted by the Public Power. The fiscal benefit is amortized based on the concession arrangement, monthly proportional to its profitability projected through December 31, 2027.

Intangible assets separately acquired is recognized are at cost, less accumulated amortization and accumulated impairment. Amortization is recognized under the straight-line method over the estimated useful life of the intangible asset. The estimated useful life and the amortization method are reviewed at the end of each reporting period, and the effect of any changes in estimates is recorded on a prospective basis.

2.10.           Provision for impairment of non-financial assets

The Group’s management annually reviews net book value of its assets so as to assess events or changes in economic, operating or technological circumstances which may indicate deterioration or impairment. When such evidence is identified and net book value exceeds recoverable amount, a provision for impairment is set up by adjusting net book value to recoverable value.

Recoverable amount of an asset item or of a cash generating unit is defined as the higher of value in use and net sales.

In estimating value in use of an asset item, estimated future cash flows are discounted to present value at a pre-tax discount rate reflecting the weighted average capital cost for the industry in which the cash generating unit operates. For the years ended December 31, 2011 and 2010, the Company did not have to record impairment loss.

2.11.           Provisions

General

Provisions are recognized when the Company has present (legal or not formalized) liabilities due to past events, and it is likely that economic benefits are required to settle said liabilities, and they can be reliably estimated. When the Company expects that the amount of one provision will be reimbursed, whether totally or partially, due to, for instance, an insurance contract, this reimbursement is separately recognized as an asset, but only when this reimbursement is virtually certain.

Expenses related to any provisions are presented in P&L, net of any reimbursements.

Provisions for tax, civil and labor risks

The Company is part of various legal and administrative proceedings. Provisions are set up for all contingencies referring to legal proceedings, the settlement of which is likely to require an outflow of funds, and that can be reliably estimated.

Assessment of the likelihood of loss includes the evaluation of evidence available, hierarchy of laws and jurisdiction, the latest court decisions and their relevance in the legal realm, as well as evaluation of the Company’s legal counsel. Provisions are reviewed and adjusted to consider changes in circumstances such as applicable limitation period, conclusion of tax inspections or additional exposures found based in new legal issues or court decisions.

2.12.           Taxation

2.12.1.          Income and social contribution taxes - Current

Current income and social contribution tax expenses are calculated in accordance with the tax legislation in force at financial statements date in the countries where the Company’s subsidiaries operate and generate taxable profit. From time to time, the Company’s management assesses the decisions made in relation to tax matters subject to interpretation and recognizes a provision when it is expected that income and social contribution taxes will be paid in accordance with the tax basis.

To calculate income and social contribution taxes, the Company and its subsidiaries use the Transition Tax Regime (RTT), therefore not considering the effects arising from changes introduced by Law No. 11638 of December 28, 2007, and Law No. 11941 of May 27, 2009.

The subsidiaries COELCE and CGTF have tax incentives, such as a 75% decrease in income tax and non-refundable additions, calculated on exploitation profit, referring to their distribution activities up to 2013 for CGTF. The amounts corresponding to decrease in income tax are recorded as decrease of the corresponding tax expenses in P&L for the year and then transferred to equity under “Tax incentive reserve” in Income reserve.

Current income and social contribution taxes related to items directly recognized in equity are recognized under equity. From time to time, the Company’s management assess the tax position requiring interpretation and sets up provision where appropriate.

2.12.2.          Deferred taxes

Deferred tax assets attributable to temporary differences, income and social contribution losses are recorded for future realization, based on P&L projections prepared by the Company’s management.

The recovery of deferred tax assets balance is reviewed at the end o every reporting period and, when it is no longer probable that future taxable profit will be available to enable the recovery of all assets - or a portion thereof -, the asset balance is adjusted based on the amount expected to be recovered.

Deferred tax assets and liabilities are determined at known tax rates applicable to the taxable profit for the years when these temporary differences should be realized. Given the uncertainties inherent to these estimates, the future taxable profit can be above or below the estimates considered for the tax asset to be recorded.

Deferred tax assets and liabilities are offset in accordance with the tax legislation in force.

Current and deferred taxes are recognized in statements of operations, except when they correspond to items recorded under “Other comprehensive income”, or directly in equity, when current and deferred taxes are also recognized under “Other comprehensive income” or directly in equity, respectively.

2.13.          Regulatory charges

2.13.1.          Global Reversion Reserve (RGR)

This refers to provision of amounts to be paid to Centrais Elétricas Brasileiras S.A. - Eletrobras, calculated based on 2.5% on PPE (as defined by ANEEL), limited to 3% of gross operating revenue from electric energy. The amounts are regulated on an annual basis, by means of Decisions handed down by ANEEL’s Financial Supervisory Authority.

2.13.2.          Fuel Consumption Account (CCC)

The portion of the tariff revenue paid by distribution companies in the interconnected system, for two purposes: Payment of expenses with fuel used in thermal plants that are powered to cover hydrologic uncertainties; and subsidy of part of expenses with fuel in isolated systems to enable that electric tariffs in such locations have levels similar to those adopted in interconnected systems.

2.13.3.          Energy Development Account (CDE)

The objective is to foster the energy development in the Brazilian states and competitiveness of the energy produced from alternative sources, in areas covered by interconnected systems, enabling the universal use of the electric energy services. The amounts payable are also defined by ANEEL.

2.13.4.          Energy Efficiency Programs (PEE) - Research and Development (P&D) -

National Scientific and Technological Development Fund (FNDCT) and Energy Efficiency Company (EPE)

These refer to reinvestment programs required by ANEEL for electric energy distribution companies, whereby 1% of net operating revenue must be annually allocated to such funds.

2.13.5.          Public Electric Energy Service Inspection Fee (TFSEE)

The inspection fees charged on distribution of electric energy are differentiated and proportional to the services offered, calculated annually by ANEEL, considering the economic value added by the concession operator.

2.13.6.          System Service Charges - ESS

This represents the cost incurred to maintain the reliability and stability of the National Interconnected System to meet energy consumption demand in Brazil.  This cost is calculated by CCEE on a monthly basis, and paid by agents of the consumption category to generating agents.

2.13.7.          Financial compensation for use of water resources

Financial compensation for use of water resources - CFURH - corresponds to a percentage that concessionaires and companies authorized to produce energy for hydroelectric generation pay for the use of water resources, calculated by the value of energy produced.

2.14.          Other current and non-current assets and liabilities

These are stated at realization values (assets) and at known or determinable amounts increased, where applicable, by the corresponding charges and monetary restatements incurred (liabilities).

2.15.          Profit sharing

The Company recognizes a liability and a profit sharing expense from a formula that considers attainment of operating goals and specific objectives, established and approved at the beginning of each year.

2.16.          Payment of dividends

The dividend recognition policy is in line with Technical Pronouncement CPC No. 25 - Provisions, contingent liabilities and contingent assets (CPC 25) and Accounting Interpretation ICPC No. 08 - Technical for proposed dividends (ICPC 08), which determine that proposed dividends be paid and be grounded on statutory obligations, recorded as current liabilities.

The Company’s articles of incorporation establish that at least 25% of annual net income be paid for purposes of dividends, after allocation of the legal reserve.

As such, at the closing of the year and after the proper legal allocations have been made, the Company records the provision corresponding to the minimum mandatory dividends not yet paid in the year, whereas proposed dividends exceeding the minimum mandatory dividends are stated as “proposed payment of additional dividends”, in equity.

2.17.          Retirement and other post-employment benefits

The Endesa Group sponsor defined benefit pension plans to certain employees, in addition to post-employment health care, which require that contributions be made to funds administered separately from the subsidiaries’ own funds.

Actuarial commitments with pension and retirement plans are accrued for based on actuarial calculation prepared annually by an independent actuary, using the projected credit unit method, net of collateral plan assets, where applicable, and corresponding costs are recognized over the employees’ vesting period, in compliance with CPC 33 - Employee Benefits (CPC 33). The projected credit unit method considers each service period as being a taxable event of an additional benefit unit, accumulated for calculation of the total obligation.  Other actuarial assumptions are also used, such as biological and economic hypotheses, historical data on expenses incurred and employee contributions.

Actuarial gains and losses generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans are posted directly to other comprehensive income, in conformity with CPC 33, based on actuarial calculations prepared by the independent actuary, as detailed in Note 30.

2.18.          Cash flow statements

The cash flow statements were prepared and are presented in accordance with CPC 03 (R2) - Cash Flow Statement (CPC 03).

2.19.          New accounting pronouncements

2.19.1.          Accounting pronouncements revised by the CPC in 2011

Certain technical procedures and interpretations issued by the CPC were revised with mandatory adoption for the period beginning on or after January 1, 2011. The Company’s assessment of the impacts of the changes in procedures and interpretations is as follows:

CPC 00 (R1) - Basic Framework for Preparation and Presentation of Financial Statements (CPC 00), approved by CVM Rule No. 675, of December 13, 2011. The revision of this standard did not impact the Company’s consolidated financial statements.

CPC 15 (R1) - Business Combinations (CPC 15), approved by CVM Rule No. 665, of August 4, 2011. The revision of this standard did not impact the Company’s consolidated financial statements.

CPC 19 (R1) - Investment in Joint Ventures (CPC 19), approved by CVM Rule No. 666, of August 4, 2011. The revision of this standard did not impact the Company’s consolidated financial statements.

CPC 20 (R1) - Borrowing Costs (CPC 20), approved by CVM Rule No. 672, of October 20, 2011. The revision of this standard did not impact the Company’s consolidated financial statements.

CPC 26 (R1) - Presentation of Financial Statements (CPC 26), approved by CVM Rule No. 676, of December 13, 2011.

The revision of this standard explains that companies must present an analysis of each item of other comprehensive income in the statements of changes in equity or in the notes to financial statements. The Company presents this analysis in Note 28.f.

2.19.2.          Accounting pronouncements issued by IASB

The International Accounting Standards Board (IASB) issued the following standards that were not yet effective when the Company’s financial statements were issued:

IFRS 9 - Financial Instruments - IFRS 9 establishes the principles for disclosure of financial assets and liabilities that will bring useful and material information for assessment of the amounts, timing and uncertainties of future cash flows.

IFRS 10 - Consolidated Financial Statements - IFRS 10 includes a new definition for control when determining which entities are to be included in the consolidated financial statements of a group. IFRS 10 partly replaces IAS 27 (CPC 36).

IFRS 11 - Joint Arrangements - IFRS 11 provides for accounting for agreements in which there is joint control. Proportional consolidation will no longer be permitted for joint arrangements and/or where there is shared control.

IFRS 12 - Disclosure of interests in other entities - IFRS 12 determines the disclosure requirements for subsidiaries, jointly-controlled subsidiaries and/or joint arrangements, affiliates and special purpose entities. IFRS 12 replaces the requirements previously included in IAS 27 (CPC 35), IAS 31 (CPC 19) and IAS 28 (CPC 18).

While waiting for approval of the international standards by CPC, the Company is analyzing the impacts of the new pronouncements on its consolidated financial statements.

There are no other standards and interpretations issued and not yet adopted that, in management’s opinion, could significantly impact statements of operations or equity disclosed by the Company.

3.                  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Judgments

Preparation of the Company’s financial statements requires that management make judgments and estimates and adopt assumptions that may impact recorded revenues, expenses, assets and liabilities, in addition to presentation of contingent liabilities, as of the financial statements base date. Nonetheless, uncertainties regarding these assumptions and estimates could lead to results that require significant adjustments to the book value of assets or liabilities in future periods.

In applying the accounting policies, management did not identify judgments that could significantly impact the amounts disclosed in the financial statements.

Estimates and assumptions

Significant assumptions regarding the sources of uncertainty of future estimates and other significant estimate-related sources of uncertainty as of the balance sheet date, involving significant risk of future adjustments in the book value of assets and liabilities for the following financial year are discussed below:

Impairment of financial assets

Impairment occurs when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of the fair value less sale costs and the value in use.

The calculation of fair value less costs of sales is based on the information available of sales transactions of similar assets or market prices less additional costs to sell the asset. The calculation of the value in use considers the discounted cash flow model. Cash flows derive from a budget prepared for the following five years and do not include reorganization activities not yet engaged by the Company or significant future investments that will improve the base of assets of the cash generating unit subject to testing. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, to receipts of expected future cash and to the growth rate adopted for extrapolation purposes.

Provisions for tax, civil and labor risks

The Company recognizes provision for tax, civil and labor contingencies. Assessment of the likelihood of loss includes an evaluation of available evidence, hierarchy of laws, available case laws, most recent court rulings and their relevance in the legal system, as well as the legal counsel’s opinion. The provisions are reviewed and adjusted to take into consideration changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court rulings.

Allowance for doubtful accounts

An allowance for doubtful accounts is set up in an amount considered sufficient by management to cover any losses on realization of receivables, considering historical losses and an individual assessment of accounts receivable subject to realization risks. The allowance is set up based on receivables from residential consumers overdue for more than 90 days, commercial consumers overdue for more than 180 days, industrial, rural, government entities, public lighting and utilities overdue for more than 360 days, also considering in-depth analyses for customers with significant debts.

Income and social contribution taxes - current

There are uncertainties regarding the interpretation of complex tax regulation as well as the amount and period of future taxable profit. Given the long-term nature and complexity of existing contractual arrangements, differences between actual results and assumptions adopted, or future changes to such assumptions could require future adjustments to the previously recorded tax income and expenses. The Group sets up provisions based on applicable estimates for possible consequences of audits by tax authorities of the jurisdictions in which it operates.  The provision amounts are based on various factors, such as experience from prior tax audits and divergent interpretations of tax regulations by the taxable entity and the tax authority in charge.  Such divergent interpretations could arise from a wide range of issues, depending on the conditions prevailing in the Company’s domicile.

Deferred income tax is recognized to the extent that it is probable that taxable profit will be available to enable use of the referred to losses.

Management is required to make significant judgment to determine the deferred income tax amount to be recognized, based on the probable term and level of future taxable profit, together with future tax planning strategies.

Post-employment benefit obligations

The cost of pension plans with defined benefit and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in retirement and pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each base date. For more details on the assumptions used, see Note 30.

4.                  CASH AND CASH EQUIVALENTS

	12/31/2011	12/31/2010

Cash and checking accounts	29,083	75,457
Short-term investments	694,689	432,706
Total	723,772	508,163

Cash and cash equivalents are held to meet short-term cash commitments and not for investment or other purposes, and are invested in their totality in first-tier financial institutions. The Company considers cash equivalents as being an investment immediately convertible into a known cash amount, subject to insignificant risk of change in value.

The breakdown of short-term investments at December 31, 2011 and 2010 is as follows:

Description	12/31/2011	12/31/2010

Exclusive investment funds	536,015	339,664
Total exclusive funds	536,015	339,664
Other investments
CDB - Bank Deposit Certificate	144,457	82,138
Investment fund	14,217	10,904
Total other investments	158,674	93,042
Total	694,689	432,706

Short-term investments are available for trading and, therefore, may be redeemed at any time, with possibility of immediate conversion into a known cash amount with insignificant risk of change in value. Given the nature and characteristics of short-term investments, they are recognized at fair value against statements of operations.

5.                  MARKETABLE SECURITIES

	12/31/2011	12/31/2010

Exclusive investment funds
Public securities	158,313	387,162
Purchase and sale commitments	111,078	149,954
Other	6,596	56,779
	275,987	593,895
Argentine Republic bonds	2,233	1,000
Total	278,220	594,895

Breakdown of the exclusive fund portfolio at December 31, 2011 and 2010 is as follows:

	12/31/2011	12/31/2010
Exclusive investment funds
CDB - Bank Deposit Certificate	84,162	59,766
Investment fund	451,853	279,898
Total cash and cash equivalents	536,015	339,664
Public securities	158,313	387,162
Purchase and sale commitments	111,078	149,954
Other	6,596	56,779
Total short-term investments	275,987	593,895
Total	812,002	933,559

Investment funds refer to multi-sponsored fixed income funds administered by first-tier financial institutions, seeking return through conservative investments in government and/or private securities.

Exclusive Funds refer to funds whose shareholders are companies of the Endesa Brasil Group, and offer portfolios with government securities, CDBs, investments in purchase and sale commitments, among others.

6.                  CONSUMERS, CONCESSIONAIRES AND PERMITTEES

			Overdue
		Due until	for more	Total
	Maturing	90 days	than 90 days	12/31/2011	12/31/2010

I) Consumers, concessionaires and permittees in current assets

Class of consumers:
Residential	156,568	118,146	63,668	338,382	311,905
Industrial	49,254	10,615	14,695	74,564	62,271
Commercial	59,012	30,217	42,185	131,414	94,986
Rural	26,050	8,580	12,912	47,542	40,119
Government	45,439	23,255	97,909	166,603	171,516
Public Service	9,928	6,406	893	17,227	10,727
Resale	4,339	—	—	4,339	4,315
Subtotal	350,590	197,219	232,262	780,071	695,839

Unbilled revenue (e)	249,383	—	—	249,383	274,185
Free consumers	33,994	3,842	—	37,836	26,100
CAMMESA	—	—	—	—	76,211
Sale within CCEE (b)	34,711	—	7,549	42,260	43,104
Debt installment (d)	21,594	—	—	21,594	26,229
Energy auction - CCEAR	11,692	1,707	—	13,399	10,539
Emergency charges	—	—	2,475	2,475	2,477
Companhia Energética do Estado de Goiás (CELG) (a)	65,000	—	—	65,000	147,658
Receivables from clients questioned in court (c)	27,343	1,736	32,136	61,215	66,538
Furnas Centrais Elétricas S.A. (f)	—	2,483	—	2,483	—
Tractebel Energia S.A. (f)	—	1,518	—	1,518	—
CHESF	—	2,592	—	2,592	—
ELETROPAULO	—	2,265	—	2,265	—
ELETRONORTE	—	1,930	—	1,930	—
CEMIG	—	2,219	6	2,225	—
COPEL	—	1,551	303	1,854	—
LIGHT	—	1,218	—	1,218	—
Other receivables	8,660	18,331	1,778	28,769	23,218
Total current assets	802,967	238,611	276,509	1,318,087	1,392,098

Allowance for doubtful accounts	—	—	—	(194,586)	(270,161)
	802,967	238,611	276,509	1,123,501	1,121,937

II) Consumers, concessionaires and permittees in non-current assets

Sale within CCEE (b)	—	—	15,289	15,289	15,289
Furnas Centrais Elétricas S.A. (f)	—	—	126,955	126,955	127,926
Tractebel Energia S.A. (f)	—	—	69,429	69,429	74,415
Debt installment (d)	85,047	—	—	85,047	88,683
Companhia Energética do Estado de Goiás (CELG) (a)	60,375	—	—	60,375	—
Other receivables	—	—	—	—	9,467
Total non-current assets	145,422	—	211,673	357,095	315,780

Allowance for doubtful accounts	—	—	—	(252,598)	(186,859)
	145,422	—	211,673	104,497	128,921

Changes in allowance for doubtful accounts are as follows:

Balances at December 31, 2009	(349,001)

(Additions)	(164,796)
Foreign exchange	(9,176)
Write-offs	65,953

Balances at December 31, 2010	(457,020)

(Additions)	(162,125)
Foreign exchange variation	24,165
Write-offs	147,796

Balances at December 31, 2011	(447,184)

Allowance for doubtful accounts was set up based on criteria established by regulatory legislation and analysis of specific risks of losing the overdue amounts, legal matters and application of a percentage on installment payment of debts. The amount is considered sufficient by the subsidiaries’ management to cover any losses on realization of the receivables.

a)                  Companhia Energética de Goiás - CELG

At December 31, 2010, the subsidiary CDSA recorded total restated receivables of R$231,220 from Companhia Energética de Goiás (CELG), resulting from sale of electric energy to the Company up to 2008, accounted for by the net amount of R$136,485 (R$147,658 less R$11,173 referring to allowance for doubtful accounts), representing approximately 60% of the total credit. CELG’s major controller is the state of Goiás, through which it is seeking to conduct a sanitation operation, which includes federal financing for payment of debts.

On December 29, 2011, the subsidiary CDSA received the amount of R$140,000 referring to the first installment of the payment of assets receivable from (“CELG”), resulting from sale of electric energy to this company up to 2008, leaving a balance receivable of R$125,375 at December 31, 2011. The second installment of R$65,000 is estimated to be paid until March 2012, and the remaining portion, in January 2013.

The subsidiary CDSA, based on the proposal for full repayment of the debt, and payment of a substantial portion of the debt upon settlement of the first installment, recorded the difference of R$117,655 as financial restatement at December 31, 2011, with reversal of the allowance for doubtful accounts balance by R$11,173.

In the first half of 2012, the Company and CELG will jointly conclude the preparation of the debt renegotiation document, with details of the grounds for settlement of the remaining installments.

The remaining balance of allowance for doubtful accounts of R$2,184 was reversed in the course of 2011, with settlement of bills by the respective clients.

b)                  Trade within the Electric Energy Trade Chamber (CCEE) - Company

The amount of R$12,917, recorded as non-current of the subsidiary COELCE, remains outstanding due to court injunction for suspension of payment on the dates established for settlement of the transactions within the CCEE.

The amount of R$2,372, recorded as non-current of the subsidiary COELCE, referring to sale of electric energy to AES SUL (R$2,031) and DFESA (R$341) within the CCEE under special financial arrangement, is still outstanding.

Management of the subsidiary COELCE did not record allowance for doubtful accounts for understanding that the amounts will be fully received, whether from debtors who are questioning the credits in court or from other companies that could be indicated by CCEE.

The balance of accounts receivable recorded in current assets partially refers to the sale of energy carried out in financial settlement terms under CCEE, conducted in conditions considered by subsidiaries of the Endesa Group as those observable in the market at the time of the negotiation. The subsidiaries need to purchase power contracts to meet its contractual commitments, and when it is generating power, there may be a surplus that is sold in the spot market. At December 31, 2011, the subsidiaries Ampla Energia, CGTF and CDSA have recorded accounts receivable, respectively, in the amounts of R$7,549, R$27,967 and R$6,744.

c)                   Receivables from clients questioned in court - subsidiary COELCE

The amount of R$61,215 at December 31, 2011 (R$66,538 in 2010) refers to receivables from clients questioned in court. This amount includes R$21,762 (R$24,103 in 2010) regarding receivables from various consumers who question the legality and claim refund of amounts arising from electric energy rate increases that took place during effectiveness of the Cruzado Economic Plan.

These consumers were granted the right to offset the claimed credits against electricity bills, by means of legal processes, but the merits of the case are not considered unappealable. The subsidiary COELCE records allowance for doubtful accounts of R$47,416 at December 31, 2011 (R$47,930 in 2010), deemed sufficient to cover any losses in connection with such lawsuits.

d)                  Installment payment of debts

Installment payment of debts correspond to agreements signed between the Company and their clients referring to renegotiation of electricity bills in arrears.  These amounts are included in electricity bills, increased by fine and 1% interest per month, calculated on a pro rata daily basis and monetarily restated based on the General Market Price Index (IGPM) variation.  After the amount payable in installments is restated, the first installment, if applicable, is deducted, and the interest agreed in the negotiation is applied, not exceeding 1.8% per month. The average billing term is 43 days. The amount of debts in installments is recorded in current and non-current assets of the Company, in the amounts of R$21,594 and R$85,047, respectively.

e)                   Unbilled revenue

This corresponds to revenue from electric energy delivered and not billed to the consumer, calculated on an estimated basis, referring to the period after the monthly measurement to the last day of the month. At December 31, 2011 the Company has recorded in Accounts receivable a balance of unbilled revenue of R$249,383 (R$274,185 in 2010).

f)                    Furnas Centrais Elétricas S.A. e Tractebel Energia S.A.

At December 31, 2011, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, in the amounts of R$129,438 and R$70,947, respectively (R$127,926 and R$74,415, respectively, in 2010), corresponding to billing of transportation charges, not paid in previous years. Based on the best estimate of receiving the amounts involved, the Company records an allowance for doubtful accounts of R$196,384. The remaining accounts receivable from Furnas and Tractebel of R$4,001 refers to billing from the Company’s new activity, when treated as a transmission company.

7.                  LOW INCOME CONSUMERS

Law No. 10438, of April 26, 2002, established guidelines for classification into the low income residential category of the consumer unit with monthly consumption lower than 80kWh. Decree No. 4336, of August 15, 2002 broadened these classification rules for consumer units with monthly consumption between 80 and 220 KWh, also according to provisions established by Law No. 10438/02.

With enactment of Law No. 12212/2010, regulated by ANEEL Rulings No. 407/2010 and No. 414/2010, the new criteria for receipt of the Social Electric Energy Tariff by low income consumers were established. According to the new regulations, there are no other classification criteria by consumption, and the low income subsidy may only be granted to consumers registered with Federal Government Social Programs, including Indian and quilombola (African slave descendant) communities, which are entitled to 100% discount for the first  50 kWh used, or consumers who receive the Continued Provision Benefit (BPC).

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE).  Considering the criteria set out by the mentioned rulings and the schedule for registration of clients entitled to the benefit, the consolidated balance receivable at December 31, 2011 totals R$48,708 (R$54,242 in 2010), regarding subsidies in November and December 2011.

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

8.                  TAXES RECOVERABLE

	12/31/2011	12/31/2010
IR and CSLL	105,403	85,488
ICMS	201,477	212,646
PIS and COFINS	82,416	56,183
Other taxes	9,893	11,687
	399,189	366,004

Current	218,191	163,031
Non-current	180,998	202,973

IRPJ and CSLL recoverable

The income tax recoverable balance refers to Withholding Income Tax (Withholding Income Tax (IRRF) on short-term investments, government agency retentions (Law No. 9430/96) and prepaid income tax balance referring to calendar years 2006 to 2009.

The social contribution tax recoverable balance refers to prepaid CSLL balance referring to calendar years 2006 to 2009, in addition to government agency retentions, pursuant to Law No. 9430/96.

ICMS recoverable

This refers to credits arising from capital expenditures (according to concept established by tax legislation), which are subject to monthly offset at the rate of 1/48ths. This balance is also comprised of installment payment receivable from the subsidiary COELCE, referring to credit from fixed asset rate difference, subject matter of Notices No. 2008.03699-4, 2007.01902-8 and 2006.25755-6, and Voluntary Debt Acknowledgment, according to Record No. 096.40949-5, adding up to R$11,056, included in the debt installment program established by “REFIS do Ceará - 2009”, by means of the Grant Document No. 197588, as explained in Note 22.

PIS and COFINS recoverable

The amounts classified under PIS and COFINS recoverable of subsidiary Ampla Energia refer to PIS and COFINS computed on the previous sixth-month billings, supported by a court decision in rem judicatam, whereby Decree-Laws Nos. 2445/88 and 2.449/88 were declared unconstitutional and the right to refund corresponding to the difference between the amounts paid grounded on said Decrees and those due in accordance with Supplementary Law No. 7/70 was recognized. Additionally, Ampla Energia has PIS and COFINS withholdings from government agencies.

In previous years, subsidiary CIEN identified PIS and COFINS overpayments related amounts effectively due in the ordinary course of its operations. As a consequence, CIEN filed a claim for offsetting taxes overpaid and currently awaits approval thereof by the Brazilian IRS in order to set these amounts off.

VAT (Value-Added Tax) credits originate from construction of the transmission system of indirect subsidiaries CTM and TESA, located in Argentina. These credits are recovered to the extent that these indirect subsidiaries transmit energy to Brazil, through an application for refund mechanism filed with the competent Argentinean tax authorities.

9.                  GUARANTEES AND DEPOSITS

		12/31/2011		12/31/2010
Institution	Investment	Current	Non-current	Current	Non-current

BNB FI Curto Prazo	Investment fund	—	54	—	51
Bradesco Premium	Investment fund	—	37,770	—	35,926
Itaú-Unibanco previdência	Investment fund	—	39	—	36
Itaú- Unibanco Top DI	Investment fund	53,426	—	23,098	—
Bradesco	CDB	—	3,980	—	3,909
Itaú	CDB	—	821	—	13,751
Banco do Brasil	CDB	—	10,999	17,568	10,795
BNB	CDB	—	17,359	—	—
Banco Itaú BBA	Time Deposit	—	22,151	—	19,375
Caixa		320	—	—	—
Other		—	20	—	—
Total		53,746	93,193	40,666	83,843

On December 31, 2011 the balances of guarantees and deposits recorded in controlled Ampla Energia and COELCE totaled, respectively, R$50,122 and R$74,666 (R$59,104 and R$46,030, respectively, in 2010). These amounts are basically related to the application of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

As determined in the loan and financing agreement with IFC (see Note 19), CGTF undertakes to maintain part of its cash for amortization of the debt in half-yearly periods. This investment is linked to a time deposit transaction in Banco Itaú BBA, pegged to the US dollar, which amounts R$22,151 at December, 31, 2011 (R$19,375 at December, 31, 2010).

10.           FREE  ENERGY

	12/31/2011		12/31/2010
	Current	Non-current	Current	Non-current
Assets
Emergency charges	3,832	—	3,181	—
Total regulatory assets	3,832	—	3,181	—

Liabilities
Free energy	24,331	3,832	4,798	15,877
Emergency charges	874	—	873	—
	25,205	3,832	5,671	15,877

The free energy and emergency acquisition charges are mainly due to subsidiary Ampla Energia. On a monthly basis, Ampla Energia transfers the amounts raised

Free energy

ANEEL Resolution No. 387/2009 established the method to calculate Free Energy and Revenue Loss balances, after the collection of the Extraordinary Tariff Increase (RTE) is no longer included in the supply tariffs.   The methodology applied to the entire post-rationing period was changed by means of ANEEL resolution.  ANEEL/SFF Decision No. 1068/2011 established the final amounts of the Transfer of Free Energy, to be transferred between distribution and generating companies, signatories of the General Electric Sector Agreement, in addition to final amounts to be returned to end consumers, pursuant to paragraph 3, article 2 of Ruling No. 387/2009.

11.           ESCROW DEPOSITS

The judicial deposit balance is broken down as follows:

	12/31/2011	12/31/2010

Labor	134,608	101,776
Civil	55,934	60,318
Tax	102,615	116,759
Total	293,157	278,853

12.           DEFERRED TAXES

The subsidiaries record deferred tax credits and assets and liabilities on temporary differences, as follows:

	Income tax		Social contribution		Total
Description	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Assets

Tax loss	—	2,568	—	924	—	3,492

Provision for tax, civil and labor risks	123,041	165,780	44,294	59,681	167,335	225,461
Allowance for doubtful accounts	119,779	114,255	43,121	41,132	162,900	155,387
Provision Enertrade	25,463	21,882	9,167	7,877	34,630	29,759
Loss on pension plan	141,722	95,245	51,015	34,289	192,737	129,534
Interest on construction in progress	9,633	8,353	—	3,007	9,633	11,360
Reversal of exchange variation on PPE	48,027	50,435	17,290	18,156	65,317	68,591
Other	35,455	32,392	18,144	11,781	53,599	44,173

Total	503,120	490,910	183,031	176,847	686,151	667,757

Liabilities

Special (CME) and supplementary (CMC) monetary restatement	1,088	1,019	1,923	1,894	3,011	2,913
Derecognition of regulatory liability	54,270	19,298	14,596	6,947	68,866	26,245
Actuarial - Pension Fund	—	6,542	—	2,355	—	8,897
Indemnification assets (concession)	8,136	9,118	2,536	3,283	10,672	12,401
Unrealized foreign exchange variation	2,643	15,227	951	5,608	3,594	20,835
Deferred tax liability - swap	280	—	105	—	385	—
Deemed cost	60,816	60,816	21,894	21,894	82,710	82,710

Total	127,233	112,020	42,005	41,981	169,238	154,001

Changes in the deferred tax balances are shown below:

	Assets	Liabilities

Balance at December 31, 2009	615,097	130,225

Additions— statements of operations for the year - IR/CSLL	1,703	23,776
Reversals - statements of operations for the year - PIS/COFINS	(2,373)	—
Additions - comprehensive income	53,330	—

Balance at December 31, 2010	667,757	154,001

Additions (reversals) - statements of operations for the year - IR/CSLL	(18,440)	48,456
Additions - comprehensive income	69,952	—
Write-off of deferred tax is not realizable	(4,116)	—
Realization	(29,002)	(33,219)

Balance at December 31, 2011	686,151	169,238

Technical feasibility studies indicate the recovery of deferred income and social contribution tax assets in accordance to the parameters defined by the Brazilian accounting rule CPC 32 — Tributos sobre o lucros (“CPC 32”), which corresponds to Management’s best estimate regarding the recovery of such assets. Management’s expectancy of recovery of the deferred tax assets is shown below.

Year of realization	Amount to be realized 12/31/2011	Amount to be realized 12/31/2010
2011	—	84,268
2012	97,640	69,036
2013	88,294	49,741
2014	71,801	80,999
2015 to 2017	112,869	231,253
2018 to 2020	138,726	152,460
After 2020	176,821	—
	686,151	667,757

Once the income and social contribution taxable base originates not only from income that could be generated but also from the existence of non-taxable revenue, non-deductible expenses, tax incentives and other variables, there is no direct correlation between net income and the income and social contribution tax income or expenses.

As such, expected use of tax credits should not be the only indication of the group’s future income.

As from 2001, with establishment of the Tax Recovery Program (REFIS), the subsidiary CDSA now determines income and social contribution taxes whereby taxable profit is computed as a percentage of gross revenue.

The deferred tax assets in the subsidiary CDSA in the amount of R$9,633 are recorded on remuneration of third party capital applied in construction in progress, which was deferred pursuant to Administrative Rule DNAEE No. 250/85, transferred from CELG upon the split-off that gave origin to the subsidiary CDSA.

The deferred income tax balance was maintained in assets based on future positive income projections prepared by CDSA management, which could, as from the end of the REFIS, estimated for 2015, be deducted from the taxable profit calculation in future years, by amounts sufficient to ensure realization of such assets.

The deferred tax liabilities in the subsidiary CDSA was recorded on the value of the effect of the deemed cost of fixed assets in CDSA, in the amount of R$82,710. The liabilities balance will be realized as from 2016, when the taxable profit of the subsidiary CDSA will be calculated based on accounting records with the end of the REFIS program.

13.           TAX BENEFIT — MERGED GOODWILL

Goodwill from merger of subsidiary

Goodwill arises from the merger operation conducted by COELCE with its parent company Distriluz Energia Elétrica S.A., approved at the Special General Meeting of September 27, 1999, grounded on future income during the concession period, and is amortized over the period between the merger and December 31, 2027, on a monthly basis, proportionally to projected profitability, as per ANEEL Resolution No. 269, of September 15, 1999. Accumulated balance will be amortized as follows:

Year	Amortization Factor	Year	Amortization Factor	Year	Amortization Factor

2011	0.04349	2018	0.02338	2025	0.01257
2012	0.03980	2019	0.02140	2026	0.01151
2013	0.03642	2020	0.01958	2027	0.01053
2014	0.03333	2021	0.01792
2015	0.03051	2022	0.01640
2016	0.02792	2023	0.01501
2017	0.02555	2024	0.01374

On April 26, 2004, ANEEL’s Financial Supervisory Authority issued an Inspection Monitoring Report stating that the goodwill reserve set up upon merger of Distriluz would not have assets with economic basis as a contra entry and, as such, determined that only the portion corresponding to the tax benefit resulting from goodwill amortization should be recorded in Equity of COELCE (Goodwill reserve), as it understood that only this portion has economic basis.

Given the conclusion of the understanding with ANEEL, at the Special General Meeting of April 28, 2005, the subsidiary COELCE approved the Board’s proposal of observing the regulatory agency’s recommendations, replacing the Share Split and Redemption mechanism, after the risk of tax and corporate questioning and non-compliance with financial covenants with Financial Institutions have been ruled out, and after approval of the proper accounting adjustments by ANEEL, issued by means of Official Letter No. 584/05, of April 14, 2005.

Accordingly, the share split and redemption transactions of COELCE to compensate shareholders for the profit reduction due to goodwill amortization arising from the merger of Distriluz, interrupted in 2003, were replaced by the provisions set out in CVM Ruling No. 319/99, amended by Ruling No. 349/01, consisting of the set up of a provision on unamortized goodwill, recorded against Goodwill reserve (Capital reserve), in an amount that does not represent a tax benefit for COELCE.  To adjust P&L for each year, the provision will be reversed in the same proportion of amortization of the portion of goodwill of the related year. Management recalculated the goodwill considering the moment of acquisition of COELCE to adjust the effects of setting up the goodwill reserve.

In April 2005, a provision on unamortized goodwill was set up against goodwill reserve (capital reserve), in an amount that does not represent a tax benefit for the subsidiary COELCE, as established by CVM Ruling No. 349/2001.

Tax benefit - incorporated goodwill	12/31/2011	12/31/2010

Goodwill on acquisition	775,960	775,960
Goodwill amortization	(500,054)	(466,308)
Provision on goodwill	(429,365)	(429,365)
Reversal of provision on goodwill	247,018	224,745
Balance	93,559	105,032

Current	10,500	—
Non-current	83,059	105,032

Capital reserve	12/31/2011	12/31/2010

Incorporation goodwill	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)
Provision on goodwill	(429,365)	(429,365)
Balance	221,188	221,188

14.           OTHER RECEIVABLES

	12/31/2011	12/31/2010
Disposal of assets and rights	1,641	1,482
Disposal in progress	3,531	3,268
Health care plan to retirees	5,389	—
Collection covenants	19,414	24,836
Consumers - Services Rendered	52,600	—
Inventories	4,501	—
Expenses to be reimbursed - consumers	3,583	3,688
Expenses to be reimbursed - public lighting	2,796	2,793
Union	5,658	5,658
Services to third parties	5,606	54,441
Services in progress	55,306	68,874
Supplier credits	6,206	7,215
Advances to employees	5,781	15,011
Advances to suppliers	1,426	18,856
Prepaid expenses	5,742	5,211
New business expenses	1,809	1,653
Others	18,067	37,055
Provision for losses on realization of other credits	(31,930)	(28,471)
Total	167,126	221,570

Current	163,020	201,948
Non-current	4,106	19,622

15.           INDEMNIFICATION ASSETS (CONCESSION)

The Distribution Concession Agreement Nº 05/96 - ANEEL, of December 9, 1996, entered into between the Federal Government (Concession Provider - Grantor) and Ampla Energia e Serviços S.A. (Concession Operator - Operator) and Distribution Concession Agreement Nº 01/98 - ANEEL, of May 13, 1998, entered into between the Federal Government (Concession Provider - Grantor) and COELCE (Concession Operator - Operator) regulates the exploration of electric energy distribution by companies, where:

a)                  The agreement establishes the services to be provided by the operator and to whom (consumer class) such services are to be provided;

b)                  The agreement establishes performance standards for provision of the public service, in connection with maintenance and improvement of the consumer service quality, and the operator must, upon delivery of the concession, return the infrastructure under the same conditions as when they were received on occasion of execution of the agreements;  To comply with such obligations, constant investments are made throughout the concession period; As such, assets used to provide the services may be replaced, whenever necessary, until the end of the concession period;

c)                   At the end of the concession period, assets used to provide the services must be reversed to the concession provider by means of payment of an indemnity; and

d)                  The price is regulated through a rate mechanism established in the concession agreement, based on a parametric formula (Portions A and B), and the tariff review modes are also defined, which must be sufficient to cover costs, amortization of investments and remuneration for invested capital.

Based on the characteristics set out in the concession agreement for distribution of electric energy by the companies, management understands that the conditions for application of ICPC 01 and OCPC 05, which establish guidance on accounting for concession of public services to private operators, are being observed so as to reflect the electric distribution business, covering the following:

a)                  Estimated portion of investments made and not amortized or depreciated until the end of the concession period classified as financial asset, as it is an unconditional right to receive cash or another financial asset directly from the granting authority; and

b)                  The portion remaining for determination of the financial asset (net book value) classified as intangible asset, considering that the recovery is conditional upon use of the public service, in this case, consumption of electric energy by consumers.

The infrastructure received or built from the distribution activity, originally represented by the Company’s fixed and intangible assets, is recovered by means of two cash flows, as follows: partly through consumption of electric energy by consumers (issue of monthly billing of consumed/sold energy measured) over the concession period; and (b) partly as indemnity for reversible assets at the end of the concession period, to be received directly from the Concession Provider or to an entity assigned thereby.

Management estimates that the indemnification of the financial asset of the concession will occur based on the portions of investments linked to the infrastructure of the reversible concession, determined based on the acquisition/construction cost, less special obligations, not yet amortized, that were realized with the objective of ensuring the continuity and timeliness of the service granted, having been determined.

Balance at December 31, 2009	351,444

Transfer of Intangible Assets	144,864
Write-offs	(1,589)
Financial income	33,075

Balance at December 31, 2010	527,794

Transfer of intangible assets	213,994
Financial income	23,728

Balance at December 31, 2011	765,516

16.           PROPERTY AND EQUIPMENT

Changes in property and equipment in the year are as follows:

	Depreciation		Accumulated	12/31/2011	12/31/2010
	annual rates	Historical cost	depreciation	Net value	Net value

In use

Transmission	24.69%
Land		9,029	—	9,029	9,029
Buildings		64,860	(31,672)	33,188	35,245
Machinery and equipment		1,237,580	(546,789)	690,791	732,723
Vehicles		1,597	(1,211)	386	457
Furniture and fixture		1,636	(1,527)	109	26

Distribution	4.70%
Furniture and fixture		64,682	(39,899)	24,783	25,646

Generation	24.67%
Land		2,194	—	2,194	2,194
Reservoirs		241,424	(143,529)	97,895	102,366
Buildings		113,225	(76,305)	36,920	38,269
Machinery and equipment		2,810,764	(1,707,678)	1,103,086	1,143,690
Vehicles		1,248	(1,211)	37	86
Furniture and fixtures		11,726	(9,034)	2,692	3,700
Commercialization	10.00%
Furniture and fixture		22,137	(10,187)	11,950	12,550

Administration	10.70%
Land		374	—	374	464
Buildings		4,104	(1,177)	2,927	3,159
Machinery and equipment		3,827	(1,717)	2,110	2,317
Vehicles		1,889	(965)	924	717
Furniture and fixtures		73,023	(58,954)	14,069	17,211

Total PPE in use		4,665,319	(2,631,855)	2,033,464	2,129,849

In progress
Generations		45,086	—	45,086	73,676
Transmission		30,257	—	30,257	7,620
Distribution		9,738	—	9,738	9,283
Commercialization		3,686	—	3,686	4,987
Administration		17,288	(34)	17,254	15,866
Total PPE in progress		106,055	(34)	106,021	111,432

Total property, plant and equipment		4,771,374	(2,631,889)	2,139,485	2,241,281

Changes in property and equipment in the year are as follows:

	In operation			In progress
	Cost	Accumulated depreciation	Net balance	Cost	Total

Balance at December 31, 2009	4,595,254	(2,290,675)	2,304,579	92,541	2,397,120

Additions	818	—	818	48,856	49,674
Write-offs	(3,553)	3,553	—	—	—
Depreciation	—	(201,138)	(201,138)	—	(201,138)
Transfers	29,965	—	29,965	(29,965)	—
Effect of changes in foreign exchange rates	(6,124)	1,749	(4,375)	—	(4,375)

Balance at December 31, 2010	4,616,360	(2,486,511)	2,129,849	111,432	2,241,281

Additions	1,059	—	1,059	43,178	44,237
Write-offs	(3,436)	2,793	(643)	(21)	(664)
Depreciation	—	(147,297)	(147,297)	—	(147,297)
Transfers	48,568	—	48,568	(48,568)	—
Effect of changes in foreign exchange rates	2,768	(840)	1,928	—	1,928

Balance at December 31, 2011	4,665,319	(2,631,855)	2,033,464	106,021	2,139,485

The property and equipment balances are comprised of the subsidiaries CGTF, CDSA and CIEN. We present our comments below:

CGTF

The period over which the subsidiary CGTF is authorized to explore the activities described in its articles of incorporation is thirty years, as mentioned in article 5 of ANEEL Resolution No. 433, of October 19, 2001, as from the date thereof. Under this same article, this period may be extended at ANEEL’s discretion and by request of the authorized entity.  CGTF’s property and equipment items are not considered reversible assets and, as such, they are not returned to the Federal Government at the end of the concession period.

These items are stated at acquisition or construction cost, less accumulated depreciation, calculated on a straight-line basis, at the rates defined by ANEEL.

Annual depreciation rates

The major annual depreciation rates by macro activity, pursuant to ANEEL Resolution No. 240, of December 05, 2006, are shown below:

Annual Depreciation Rates (%)

Generation
Boiler	5.00%
Chimney	4.00%
Equipment thermal cycle	4.50%
Equipment support structure	2.50%
Generator	3.30%
Panel and control desk	3.20%
Reservoir, dam and pipeline	2.00%
Unit substation	3.60%
Power transformer	2.50%
Auxiliary transformer	3.30%
Turbo-generator	4.00%

Administration
General equipment	10.00%
Vehicles	20.00%

CDSA

CDSA’s property and equipment items are stated at deemed cost, less accumulated depreciation, calculated on a straight-line basis, at the rates defined by ANEEL.

Management understands that as the subsidiary CDSA is a public service concession operator, at the end of the concession period, non-depreciated assets will be indemnified for the minimum amount at the net book value, by the concession provider, should it not be renewed.  Pursuant to articles 63 and 64 of Decree No. 41019, of February 26, 1957, assets and facilities used for electric energy production, transmission and distribution, including sale, are tied to these services, and may not be disassembled, sold or assigned without prior express authorization from the regulating authorities.

Reversal of assets to the Federal Government

According to the Concession Agreement No. 11/1997, entered into between Centrais Elétricas Cachoeira Dourada S.A. and ANEEL on September 12, 1997, upon termination of the final term of the Agreement, assets and facilities related to independent production of electric energy used in hydroelectric plants, will be included as Federal Government’s assets, with indemnity of investments made and not yet amortized, provided they are authorized and calculated by means of ANEEL audit.

Annual depreciation rates

The major annual depreciation rates by macro activity, pursuant to ANEEL Resolution No. 240, of December 05, 2006, are shown below:

Annual Depreciation Rates (%)

Generation
Barring	2.50%
Generator	3.30%
Panel, control desk	3.00%
Gantry crane	3.30%
Reservoir, dam, pipeline	2.00%
Compressed air system	5.90%
Fire Protection System	4.00%
Cooling System	4.00%
Power transformer	2.50%
Auxiliary transformer	3.30%
Hydraulic turbine	2.50%

Transmission
General equipment	10.00%

Administration
General equipment	10.00%
Vehicles	20.00%

CIEN

Property and equipment items are stated at acquisition or construction cost, less accumulated depreciation, calculated at the rates defined by ANEEL.

The land balance includes amounts referring to rights of way, amortized over the concession period.

Reversal of assets to the Federal Government

According to the Ordinances No. 210 and No. 211, issued by ANEEL on April, 2011, upon termination of the final term of the Agreement, assets and facilities related to independent production of electric energy used in hydroelectric plants, will be included as Federal Government’s assets, with indemnity of investments made and not yet amortized, provided they are authorized and calculated by means of ANEEL audit.

Annual depreciation rates

The major annual depreciation rates by macro activity, pursuant to ANEEL Resolution No. 240, of December 05, 2006, are shown below:

Annual Depreciation Rates (%)

Transmission
Land	10.00%
Buildings	25.00%
Machinery and equipment	25.00%
Vehicles	5.00%
Furniture and fixtures	10.00%

Administration
Machinery and equipment	10.00%
Vehicles	5.00%
Furniture and fixtures	10.00%

17.           INTANGIBLE ASSETS

Intangible assets by nature are broken down as follows:

		12/31/2011				12/31/2010
	Useful life	Cost	Accumulated amortization	Special obligations	Net value	Net value

In operation	19.76
Concession right-of-use		7,599,284	(2,880,559)	(898,822)	3,819,903	3,783,982
Software		167,295	(142,745)	—	24,550	30,544
Goodwill attributed to the concession		435,755	(161,121)	—	274,634	304,152
Goodwill		2,104	—	—	2,104	—
Trademark and patents		1,252	(518)	—	734	23
In progress
Concession right-of-use		704,665	—	(159,480)	545,185	501,891
Software		41,484	—	—	41,484	28,640
Total		8,951,839	(3,184,943)	(1,058,302)	4,708,594	4,649,232

Intangible assets in progress refer substantially to distribution system expansion works.

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortization	Special obligations	Net value	Cost	Accumulated amortization	Net value

Balance at December 31, 2009	6,567,191	(1,887,594)	(945,029)	3,734,568	636,127	(52,064)	4,318,631

Additions	—	—	—	—	866,328	(42,367)	823,961
Write-offs	(21,074)	10,735	—	(10,339)	—	—	(10,339)
Amortization	—	(377,131)	38,974	(338,157)	—	—	(338,157)
Transfers	931,683	—	(54,040)	877,643	(931,683)	54,040	—
Transfers to Indemnifiable assets	(169,731)	—	24,867	(144,864)	—	—	(144,864)

Balance at December 31, 2010	7,308,069	(2,253,990)	(935,228)	4,118,851	570,772	(40,391)	4,649,232

Additions	364	156	—	520	749,116	(129,344)	620,292
Write-offs	(55,262)	42,113	—	(13,149)	(151)	—	(13,300)
Amortization	—	(382,398)	46,659	(335,739)	—	—	(335,739)
Transfers	684,220	—	(10,255)	673,965	(682,116)	10,255	2,104
Transfers to Indemnifiable assets	(213,995)	—	—	(213,995)	—	—	(213,995)

Balance at December 31, 2011	7,723,396	(2,594,119)	(898,824)	4,230,453	637,621	(159,480)	4,708,594

ANEEL is responsible for establishing the estimated economic useful life of each distribution-related infrastructure asset, in order to determine the tariff and calculate the indemnity of reversible assets upon termination of the concession period.  This estimate is periodically reviewed and accepted by the market as a reasonable/adequate estimate for accounting and regulatory purposes, representing the best estimate of useful life of assets.

Management of the Company understand that amortization of intangible assets must observe the estimated useful life of each asset comprising the set of tangible assets of the distribution infrastructure. As such, these assets must undergo individual amortization, with observance of the useful life of each item, limited to the end of the concession period.  As a result of use of this amortization criterion, total intangible assets will always be amortized on a non-linear basis.

The net book value of each asset exceeding the concession period will be allocated as financial assets - indemnification assets - concession (see Note 15).

Universal Service Program

On April 26, 2002, Law No. 10438 was enacted, providing for various important electric energy-related issues, such as creation of Electric Energy Generation Sources (PROINFA), CDE, in addition to universal provision of electric energy services and that observance be regulated by ANEEL resolutions.

On April 29, 2003, ANEEL Resolution No. 223 was published, whereby the general conditions for preparation of the universal provision of electric energy services was established, subsequently amended by Ruling No. 368/2009, which added article 18-B addressing conditions for prepayment of works with funds contributed by the consumer, with a view to meeting demand of new consumer units or increasing the load, without charges to the interested parties. According to the above Resolution, the limit to meet all connection requests with extension of network for the subsidiaries COELCE and Ampla Energia is 2013, and an annual schedule by municipality was prepared.  With creation of the program “Luz Para Todos”, COELCE elected to comply with the universal provision of services beforehand.

“Luz Para Todos” Program

On November 11, 2003, Federal Decree No. 4873 was published, setting forth the National Program for Universal Access and Use of Electric Energy, denominated “Luz Para Todos” Program. This program intended to provide, by 2008, electric energy to the Brazilian rural communities with no access to such public service.

According to article 2 of said Decree, the funds necessary to support the Program will come from the CDE, established as an economic subsidy by Law No. 10438, of April 26, 2002, the Global Reversion Reserve (RGR), established by Law No. 5655, of May 20, 1971, participation of states and municipalities and electric energy distribution concession operators or permittees, among other parties intended to the Program.  The Program will be coordinated by the Ministry of Mines and Energy (MME) and operated with participation of Centrais Elétricas Brasileiras S.A. - Eletrobras.

In December 2003, the 1st Agreement between the Federal Government (Ministry of Mines and Energy), the Ceará State Government and the subsidiary COELCE was entered into, with intervention of ANEEL and Centrais Elétricas Brasileiras S.A.  Eletrobras, for definition of the “Luz Para Todos” Program assumptions. This document establishes the annual goals and the financial participation percentages of each of the fund sources, as follows:

•                       COELCE - 15%;

•                       RGR - 10%;

•                      CDE - 50%; and

•                       State Government - 25%.

On September 13, 2007, the 1st Amendment to the Agreement between the Federal Government (Ministry of Mines and Energy), the Ceará State Government and the subsidiary COELCE was entered into, with intervention of ANEEL and Centrais Elétricas Brasileiras S.A. - Eletrobras, changing the participation percentages as follows:

•                       COELCE - 15%;

•                       RGR - 15% (financing);

•                       CDE - 60%; and

•                       State Government - 10%.

On April 25, 2008, Federal Decree No. 6442 was published, providing new wording to article 1 of Federal Decree No. 4873 and extending the “Luz Para Todos” Program to 2010.

Considering that the number of connections defined in the 1st Agreement did not meet the demand of the rural communities, in December 31, 2008 the 2nd Agreement between the Federal Government (Ministry of Mines and Energy), the Ceará State Government and the subsidiary COELCE was entered into, with intervention of ANEEL and Centrais Elétricas Brasileiras S.A. - Eletrobras, establishing the assumptions for the “Luz Para Todos” Program, in the COELCE concession area.

On August 5, 2010, the 1st Amendment to the Agreement referring to the “Luz Para Todos” Program was signed, adjusting the goals of the subsidiary COELCE in connection with such program.

By means of Decree No. 7324, of October 5, 2010, the Federal Government extended the term for execution of the “Luz Para Todos” Program to December 31, 2011. This same document permits that the Ministry of Mines and Energy define the Program goals and deadlines, in each state or concession area, observing the limit date of December 31, 2011.

By means of Decree No. 7520, of July 8, 2011, the Federal Government extended the “Luz Para Todos” Program to the period from 2011 to 2014, even though the Ceará state did not meet the criteria defined in such Decree. The subsidiary COELCE, in principle, was not included in the Government Program PAC 2 (Growth Acceleration Program) in the period from 2011 to 2014.

Presidential Decree No. 7656, of December 26, 2011, amended Decree No. 7520, and article 1 now reads as follows: “Article 1-”Article 1 A. Agreements entered into pursuant to paragraph 1, article 1 of Decree No. 4873, of November 11, 2003, the objectives of which have not been reached by December 31, 2011, may be included in the “Luz Para Todos” Program, in the period from 2011 to 2014”. In this case, COELCE will be included as it is compliant with Agreement ECFS-310-A/2011 in force.

Special obligations linked to the concession of public electric energy services

Obligations linked to the concession of public electric energy services represent amounts from the Federal Government, states, municipalities and consumers, as well as donations not conditional upon any return in favor of the donor and subsidies intended for investments in the distribution activity.  The maturity of such obligations is set by the agency that regulates distribution concessions, the settlement of which will take place at the end of the concession period.

This book account, denominated Obligations linked to concessions, undergoes amortization as from the second tariff review cycle, at the same amortization rates as infrastructure assets of the distribution companies, the average rate of which is 4.46% p.a.

At the end of the concession period, the net book value of obligations linked to the concession of public electric energy services will be deducted from the indemnification asset and removed from assets, in order to evidence the recording of assets belonging to the Federal Government that were under the concession operator’s management during the concession period.

Assessment of the degree of recovery

Management of the Company analyzed the impairment indicators established by CPC 01 and other circumstances and did not identify indication that assets have been recorded above their realization value.

Goodwill tied to concession

The economic basis of goodwill is the perspective of income recorded during the period of exploration of the concession of COELCE, and originates from the acquisition of the concession right granted by the Public Administration, as mentioned in Note 13.

18.           TRADE ACCOUNTS PAYABLE

	12/31/2011	12/31/2010

Energy supply and transportation
Generators - Free energy	4,771	4,114
Companhia Hidroelétrica do São Francisco - Chesf	11,384	13,982
Furnas Centrais Elétricas S.A.	31,193	37,926
Itaipú (Eletrobras)	34,562	21,451
Companhia Energética de São Paulo- CESP	5,754	7,441
Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	4,437	5,888
Copel Geração S.A. - COPEL	3,349	4,269
CEMIG - Geração e Transmissão S.A	3,831	5,053
Agreement of Energy Sale in Regulated Environment (CEAR)	38,969	52,284
Petrobras	3,801	—
Electric Energy Sale Chamber - CCEE	4,926	30,253
Cost of transmission system use	23,358	29,077
Distribution System Use Agreement (LIGHT)	16,461	15,665
CEGÁS - Companhia de Gás do Ceará	20,416	—
CEGÁS - Companhia de Gás do Ceará - Take-or-pay	23,677	—
Ace Seguradora S.A.	1,378	—
Duke Energy Inter. Ger. Paranapanema	1,182	1,541
CEEE - Companhia Estadual de Energia Elétrica	1,069	1,363
Tractebel Energia S. A.	2,438	3,579
Agreements by availability/quantity	18,607	12,482
Charge for network use	18,570	16,953
Electric Energy Sale Chamber (SPOT)	13,264	774
Surplus and Deficit Offsetting Mechanism (MCSD)	17,190	—
Generali do Brasil Seguros	1,512	—
Mapfre Vera Cruz Seguradora S.A.	—	1,758
Usina Termelétrica de Juiz de Fora S.A.	—	851
ALSTOM POWER O&M LTD	—	9,807
Enertrade Comercializadora de Energia S.A.	3,618	—
Other	49,066	70,040
Materials and services	260,579	296,621
Total	619,362	643,172

Current	614,591	638,868
Non-current	4,771	4,304

19.           LOANS AND FINANCING

Loans and financing in local and foreign currencies are as follows:

	Debt charges		Principal
	Current		Current		Non-current
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Foreign currency
Federal Government - Capitalization bonus (a)	11	14	261	232	391	579
Federal Government - Discount bonus (a)	7	6	—	—	2,141	1,901
Federal Government - Debt conversion bonus (a)	1	1	146	259	—	130
Federal Government - Participant bonus (a)	40	36	—	—	3,067	2,725
European Investment Bank (b)	661	828	15,632	13,885	—	13,885
IFC - A (c)	221	222	8,723	7,213	54,339	56,016
IFC - B (c)	(158)	79	13,771	11,416	47,508	54,432
IFC - C (c)	70	62	—	—	13,131	11,663
Total foreign currency	853	1,248	38,533	33,005	120,577	141,331

Local currency
Eletrobras (d)	17	16	15,647	16,487	83,477	72,961
Federal Government - Law 8.727 (Caixa Econômica Federal) (e)	5	7	259	231	362	613
União Federal - Lei 8.727 (Eletrobras) (e)	183	237	9,308	7,949	13,040	21,101
Banco do Brasil (BB Fat Fomentar)	18	24	5,048	4,758	5,889	10,310
Banco do Nordeste - Proinfa (f)	299	149	30,369	27,539	132,179	109,423
BNDES Finem 2007 (syndicate loan) (g)	605	810	49,105	49,105	98,212	147,318
BNDES PEC (h)	147	5,582	27,936	22,917	2,327	27,083
BNDES (Finame) (i)	12	17	2,214	2,215	4,098	6,313
BNDES (Finem) (j)	—	124	—	24,485	—	—
BNDES (Capex) (k)	153	460	32,449	64,896	—	32,448
BNDES (Capex 2011) (l)	161	—	3,496	—	59,159	—
BNDES (Capex 2011) (l)	313	—	8,229	—	90,443	—
BNDES (Capex 2011) (l)	346	—	8,229	—	90,443	—
Eletrobras (m)	4	3	2,940	1,795	19,745	14,738
Eletrobras (n)	1	—	—	—	5,752	—
Bradesco S.A. 3rd agreement (o)	41	66	5,340	5,340	—	5,340
Bradesco S.A. 4th, 5th e 6th agreements (o)	3,260	5,174	40,000	40,000	20,000	60,000
Banco Alfa S.A. (o)	2,951	3,233	50,000	10,000	—	50,000
União dos Bancos Brasileiros S.A. (o)	94	172	5,320	5,320	—	5,320
HSBC Bank Brasil S.A 1st agreement (o)	127	264	15,000	15,000	—	15,000
HSBC Bank Brasil S.A 2nd agreement (o)	506	1,047	60,000	60,000	—	60,000
Banco do Brasil S.A (o)	992	1,016	—	—	100,000	100,000
Banco Itaú S.A (o)	6	18	6,675	6,674	—	6,675
Santander S.A.(p)	191	562	200,000	200,000	—	200,000
Total local currency	10,432	18,981	577,564	564,711	725,126	944,643
Transaction costs	—	—	(364)	(364)	(476)	(841)
Total local currency, net transactions costs	10,432	18,981	577,200	564,347	724,650	943,802
	—	—	—	—	—	—
Total with no effect of swap	11,285	20,229	615,733	597,352	845,227	1,085,133

Swap transaction gains/losses	160	7,942	10,819	12,534	17,045	22,582

Total	11,445	28,171	626,552	609,886	862,272	1,107,715

Start date	Maturity	Installments	Guarantees	Financial charges

8/15/1997	4/10/2014	Semiannual	Receivables and secured account	USD + 8.2%
8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125%
8/15/1997	4/12/2012	Semiannual	Receivables and secured account	USD + Libor + 1.075%
8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + 6.2%
5/28/2002	6/15/2012	Annual	Guarantee	USD + 5.49%
2/22/2005	12/15/2017	Semiannual	Secured account and fixed assets	USD + 7.89%
2/22/2005	12/15/2015	Semiannual	Secured account and fixed assets	USD + Libor + 2.25%
4/11/2006	12/15/2019	Semiannual	Secured account and fixed assets	USD + 11.96%
2/3/2000	9/30/2023	Monthly	Receivables and promissory note	6%
6/30/1994	2/1/2014	Monthly	Receivables	TR + 10.028%
6/30/1994	2/1/2014	Monthly	Receivables	IGPM + 10.028%
1/23/2007	2/18/2014	Monthly	Guarantee	TJLP + 4.5%
12/29/2004	3/15/2019	Monthly	Guarantee and secured account	10%
4/28/2008	12/15/2014	Monthly	Receivables and secured account	TJLP + 3.7%
1/15/2010	1/15/2013	Monthly	-	TJLP + 5.5%
8/20/2009	1/15/2015	Monthly	Guarantee	4.5%
8/18/2005	6/15/2011	Monthly	Receivables and secured account	TJLP + 6.00%
1/3/2006	6/15/2012	Monthly	Receivables and secured account	TJLP + 5.20%
8/15/2011	6/15/2021	Monthly	Receivables	8.7%
8/15/2011	6/15/2018	Monthly	Receivables	TJLP + 3.10%
8/15/2011	6/15/2018	Monthly	Receivables	TJLP + 4.10%
2/1/2004	6/30/2021	Monthly	Receivables and promissory note	6%
5/21/2011	9/30/2018	Monthly	Receivables and promissory note	7%
12/28/2007	2/3/2012	Semiannual	-	CDI + 1.15%
2/1/2008	2/7/2013	Semiannual	-	CDI + 1.05%
1/10/2007	7/30/2012	Semiannual	Promissory note	CDI + 0.95%
11/26/2007	10/30/2012	Semiannual	-	CDI + 1.15%
2/3/2007	2/3/2012	Semiannual	Promissory note	CDI + 0.95%
2/3/2007	2/3/2012	Semiannual	Promissory note	CDI + 0.85%
2/4/2007	10/30/2013	Bullet	Promissory note	CDI + 0.97%
7/28/2007	12/28/2012	Semiannual	-	CDI + 1.13%
12/28/2006	12/28/2012	Semiannual	Aval	CDI + 1.70%

(a)              Federal Government (Financial agent:  Banco do Brasil) - mid and long-term debt (DMLPs) - Acknowledgment of debt to the Federal Government on August 15, 1997. The agreement is divided into 7 (seven) sub loans (three of which have already been settled), bearing interest based on the foreign exchange variation (US dollars);

(b)              European Investment Bank - BEI: Financing for COELCE’s 2001/2002 investment plan, raised on May 28, 2002, according to the Cooperation Agreement - Decree Law No. 1609/95. The transaction has swap for 98.80% of the CDI;

(c)               The subsidiary CGTF has only one long-term financing agreement, entered into in 2006 with IFC (International Finance Corporation), in the amount of US$130,000 thousand.  This project finance agreement is divided into 3 tranches (IFC-A, IFC-B and IFC-C, maturing in December 2017, 2015 and 2019, respectively).

(d)              Eletrobras - Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE;

(e)               Federal Government - Law No. 8727: Credit assignment made by Eletrobras and the Federal Savings and Loans Bank to the Federal Government;

(f)                Banco do Nordeste do Brasil - Program to Foster Alternative Electric Energy Sources (Proinfra): The subsidiary COELCE entered into an agreement with Banco do Nordeste do Brasil to finance fixed assets investments, with funds from the Constitutional Fund to Finance the Northeastern Region (FNE)/Proinfa;

(g)               BNDES FINEM: Financing for the 2007/2009 investment plan of COELCE on April 28, 2008, in the amount of R$330,000, raised through loan syndication led by Unibanco, with onlending from the Brazilian Development Bank (BNDES). COELCE raised funds corresponding to 74% of the agreement;

(h)              BNDES PEC: Loan raised for purposes of working capital of COELCE;

(i)                  BNDES Finame: Financing raised with Banco Safra with onlending from BNDES for purchase of domestic equipment;

(j)                 BNDES Finem - Ampla Network: Financing in the amount of R$165,000 for expansion of the distribution network in the period from 2005 to 2007 of the subsidiary Ampla Energia, obtained through loan syndication led by Unibanco, with onlending from BNDES. The subsidiary raised 100% of the agreement amount;

(k)              BNDES Capex: Financing in the amount of R$301,42 for the 2006/2008 investment plan of Ampla Energia, raised through loan syndication led by Unibanco, with onlending from BNDES. Ampla Energia took out 73% of the agreement amount;

(l)                  BNDES Capex 2011: Financing in the amount of R$R$331,397 for the 2010/2011 investment plan of Ampla Energia, raised through loan syndication led by Itaú, with onlending from BNDES. Ampla Energia took out 79% of the agreement amount;

(m)          Eletrobras: Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE;

(n)              Eletrobras: Loan raised for financial coverage of costs of construction of the distribution and subtransmission network of the mountainous region of Rio de Janeiro, which were impacted by the heavy rains in the first quarter of 2011. Funds for this transaction originated from RGR;

(o)              Loans raised for purposes of working capital of Ampla Energia;

(p)              Santander S.A. - At the subsidiary CIEN, the loan was raised through issue of 40 Bank Credit Bills (CCB), with unit value of R$15,000, maturing on December 28, 2012, acquired by means of loan syndication led by Banco Santander Brasil. The funds raised were used mostly to settle debts. The CIEN loan taken out from Banco Santander is guaranteed by Endesa Brasil S.A. (total loan), which is jointly and severally liable for compliance of contractual obligations in the event the agreed conditions are not observed.  This agreement also provides for compliance with economic-financial indicators, calculated on a half-yearly basis, based on the consolidated financial statements of Endesa Brasil S.A., as follows:

i)                     Net debt/EBITDA ration equal to or lower than 3.0; simultaneously with:

ii)                  Consolidated financial ratio equal to or lower than 2.0.

As mentioned in Note 9, at December 31, 2011, the subsidiary CGTF held investments in the amount of R$22,151 (R$19,375 in 2010) linked to the short-term portion of the IFC agreement. CGTF has also fixed assets pledged as guarantee and holds a letter of guarantee in the amount of R$488,358 and R$39,500, respectively.

According to the financing agreement, the subsidiary CGTF must maintain swap agreements to protect part of the debt from foreign exchange and interest rate effects. Swap agreements are presented in the table in Note 21.

In connection with the loan taken out with Banco Europeu de Investimentos - BEI and BNDES in 2002 and 2008, and working capital operations, the subsidiaries COELCE and Ampla Energia undertook to comply with the following obligations during effectiveness of the agreements, which were adequately observed at December 31, 2011:

Agreements	Financial obligations	Index

BNDES	Net financial debt/EBITDA (maximum)	3.50
BNDES	Net financial debt /(Equity + Net financial debt) (maximum)	0.60
Working capital	Net financial debt /EBITDA (maximum)	3.50
Working capital	EBITDA/Net financial expenses (minimal)	2.00
BEI	Debt(including SWAP and trade)/EBITDA (maximum)	0.70
BEI	EBITDA /Debt charges (minimal)	3.00
BNDES/FINEM	Net financial debt /EBITDA (maximum)	3.50
BNDES/FINEM	Net financial debt / Net financial debt + Equity (maximum)	0.60
Santander	Net financial debt /EBITDA (maximum)	3.00
Santander	Consolidated financial index	2.00

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

The amortization curve of the principal amounts of long-term loans and financing, without the effects of swap transactions engaged and funding costs, is as follows:

	12/31/2011	12/31/2010

2012	—	586,040
2013	303,693	256,716
2014	188,279	132,683
2015	92,643	34,396
2016	78,872	9,343
After 2016	182,216	66,796
Total	845,703	1,085,974

As determined in the financing agreement the subsidiaries COELCE and CGTF should keep swap contracts in order to protect part of the debt from exchange effects and interest rate. The swap contracts are presented in Note 22.

Variation of currencies/indices of debt accumulated in the year until the position at December 31, 2011 and 2010 is as follows:

Index	12/31/2011	12/31/2010

U.S. Dollar	12.58%	(4.31)%
INPC	6.08%	6.47%
IPCA	6.50%	5.91%
IGP-M	5.10%	11.32%
TJLP	6.00%	6.00%
CDI	11.64%	9.75%
TR	1.21%	0.69%
Libor	0.47%	0.52%
SELIC	11.62%	9.78%

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency
	Current	Non-current	Current	Non-current	Total

December 31, 2009	468,464	1,418,400	50,893	211,003	2,148,760

Additions	—	75,793	—	—	75,793
Provision for charges	176,979	—	11,734	—	188,713
Monetary and exchange variation	4,020	—	(944)	(6,269)	(3,193)
Transfers	549,550	(549,550)	34,584	(34,584)	—
Swap transaction gains/losses	—	—	4,598	(6,237)	(1,639)
Repayments and interest payment	(615,321)	—	(46,136)	—	(661,457)

December 31, 2010	583,692	944,643	54,729	163,913	1,746,977

Additions	74,155	353,266	—	—	427,421
Provision for charges	156,695	—	9,260	—	165,955
Charges paid	(159,373)	—	(18,379)	—	(177,752)
Monetary and exchange variation	—	2,327	2,690	15,490	20,507
Transfers	575,110	(575,110)	47,292	(47,292)	—
Swap transaction gains/losses	—	—	(7,116)	5,511	(1,605)
Repayments and interest payment	(642,283)	—	(38,111)	—	(680,394)

December 31, 2011	587,996	725,126	50,365	137,622	1,501,109

20.           DEBENTURES

	12/31/2011		12/31/2010
	Principal		Principal
	Current	Non-current	Current	Non-current

1st series 2nd issue - Coelce	—	—	90,500	—
2nd series 2nd issue - Coelce	58,937	117,875	—	166,086
1st series 3rd issue - Coelce	—	104,000	—	—
2nd series 3rd issue - Coelce	—	299,580	—	—
1st series 4th issue - Ampla Energia	185,000	—	185,000	185,000
1st series 5th issue - Ampla Energia	115,330	—	—	115,330
2nd series 5th issue - Ampla Energia	—	152,100	—	142,873
1st series 6th issue - Ampla Energia	—	117,000	—	—
2nd series 6th issue - Ampla Energia	—	187,464	—	—
Debt charges - Ampla Energia/Coelce	31,617	—	28,865	—
(-) Transaction costs	(2,355)	(4,798)	(2,255)	(3,198)
Total	388,529	973,221	302,110	606,091

Changes in debentures:

	Current	Non-current	Total

December 2009	170,386	858,448	1,028,834

Provision for charges	89,746	8,203	97,949
Charges paid	(95,340)	—	(95,340)
Transfers	275,500	(275,500)	—
Monetary variation	—	9,536	9,536
Amortization	(135,927)	—	(135,927)
Transfer - transaction cost	(4,243)	4,243	—
Transaction cost	1,988	1,161	3,149

December 2010	302,110	606,091	908,201

Fund raised	—	700,000	700,000
Provision for charges	104,408	—	104,408
Charges paid	(101,657)	—	(101,657)
Transfer of terms	359,268	(359,268)	—
Monetary variation	—	27,998	27,998
Repayment of principal	(275,500)	—	(275,500)
Transfer - transaction cost	(991)	991	—
Allocation of transaction cost	1,659	—	1,659
Transaction cost	(768)	(2,591)	(3,359)

December 2011	388,529	973,221	1,361,750

Characteristics of debenture issuances:

COELCE

2nd issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	9,050 simple debentures	15,450 simple debentures
Par value	R$10	R$10
Issue date	July 15, 2009	July 15, 2009
Initial maturity	July 15, 2011	July 15, 2012
Maturity	July 15, 2011	July 15, 2014
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.95%p.a.	7.5% p.a.
Interest payment	Semiannually	Annually
Repayment	Lump sum	Three annual installments
Repayment dates	2011	2012, 2013 and 2014

3rd issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10.400 simple debentures	29.600 simple debentures
Par value	R$10	R$10
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2016
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.97%p.a.	6.85%p.a.
Interest payment	Semiannually	Annually
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

2nd ISSUE

The issue took place on July 15, 2009, with 24,500 (twenty-four thousand and five hundred) simple, registered, book-entry unsecured debentures not convertible into shares, in two series, with unit value of R$10 (ten thousand reais) as of issue date, in the total amount of R$245,000 (two hundred and forty-five million reais), placed through a public offering.

The first series was issued on July 15, 2011 with 9,050 (nine thousand and fifty) debentures, without indexation, earning CDI plus 0.95% p.a., payable semi-annually and with sole amortization at the end of the second year.

The second series was issued with 15,450 (fifteen thousand four hundred and fifty) debentures, with restatement by IPCA, earning 7.5% p.a., payable annually and amortized in three (03) annual installments on July 15, 2012 , July 15, 2013 and July 15, 2014.

3rd ISSUE

The 3rd issue of debentures took place on October 15, 2011, with 40,000 (forty thousand) registered, book-entry unsecured debentures, not convertible into shares, in two series, with unit value of R$10 (ten thousand reais) as of issue date, in the total amount of R$400,000 (four hundred million reais), placed through a public offering.

The first series was issued with 10,400 (ten thousand and four hundred) debentures, without indexation, earning CDI plus 0.97% p.a., payable semi-annually and amortized in two (02) annual installments on October 15, 2015 and 2016.

The second series was issued with 29,600 (twenty-nine thousand and six hundred) debentures, with restatement by the IPCA, earning 6.85% p.a., payable annually and amortized in three (03) annual installments on October 15 2016, 2017 and 2018.

Ampla Energia

4th issue
Characteristics	1st series (unique)

Convertibility	Simple debentures non-convertible into shares
Type	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates
Number of securities	37.000 simple debentures
Par value	R$10
Issue date	August 1st, 2006
Initial maturity	August 1st, 2011
Maturity	August 1st, 2012
Monetary restatement	No restatement
Rescheduling	No rescheduling
Remuneration	CDI + 0.85% p.a.
Interest payment	Semiannually
Repayment	Two equal installments, The first being by the end of the 5th year from the issue date and the second on the maturity date.
Repayment dates	2011 and 2012

5th issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11.533 simple debentures	13.467 simple debentures
Par value	R$10	R$10
Issue date	December 15th, 2009	December 15th, 2009
Initial maturity	December 15th, 2012	December 15th, 2013
Maturity	December 15th, 2012	December 15th, 2015
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.10% p.a.	IPCA + 8.30% p.a.
Interest payment	Semiannually	annual
Repayment	Lump sum	Three annual installments
Repayment dates	2012	2013, 2014 and 2015

6th issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11.700 simple debentures	18.300 simple debentures
Par value	R$10	R$10
Issue date	June 15th, 2011	June 15th, 2011
Initial maturity	June 15th, 2015	June 15th, 2016
Maturity	June 15th, 2016	June 15th, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.20% p.a.	IPCA + 7.90% p.a.
Interest payment	Semiannually	Annually
Repayment	Two annual installments	Three annual installments
Repayment dates	2015 and 2016	2016, 2017 and 2018

4th ISSUE

The Extraordinary General Meeting held on August 28, 2006 approved the 4th issue of debentures, which aims to extend deadlines and reduce costs of debt of the Company, through the settlement of loans taken out with financial institutions with shorter term and bearing higher interest rates.

5th ISSUE

The Extraordinary General Meeting held on October 21, 2009, approved the 5th issue of debentures, which aims to payment and/or amortization of debt falling due of subsidiary Ampla Energia.

6th ISSUE

The Extraordinary General Meeting held on May 12, 2011 approved the 6th issue of debentures, which aims to payment and/or amortization of debt falling due of subsidiary Ampla Energia. Until December 31, 2011, the subsidiary Ampla Energia is complying with these indexes, in the evaluation of its management.

According to the indenture of the debentures, the subsidiaries Ampla Energia and COELCE are subjects to maintaining certain financial ratios, calculated quarterly, based on its financial statements. At December 31, 2011, the subsidiaries Ampla Energia and Coelce is complying with these ratios in the evaluation of its Management.

Agreements	Financial obligations	Index

2nd issuance — Coelce	Net financial debt/EBITDA (maximum)	2.50
3rd issuance — Coelce	EBITDA/Net financial expenses (minimal)	2.75
4th issuance — Ampla Energia	Net financial debt/EBITDA (maximum)	2.90
4 th issuance — Ampla Energia	Net short-term financial debt/EBITDA (maximum)	1.50
4 th issuance — Ampla Energia	EBITDA/Net financial expenses (minimal)	2.30
5 th issuance — Ampla Energia	Net financial debt/EBITDA (maximum)	2.70
5 th issuance — Ampla Energia	EBITDA/ Net financial expenses (minimal)	2.50
6 th issuance — Ampla Energia	Net financial debt/EBITDA (maximum)	2.70
6 th issuance — Ampla Energia	EBITDA/ Net financial expenses (minimal)	2.50

We set out below the long-term debenture amortization payments:

	Consolidated
	2013	2014	2015	2016	After 2016	Total

1st series 3rd issue - Coelce	—	—	52,000	52,000	—	104,000
1st series 6th issue - Ampla Energia	—	—	58,500	58,500	—	117,000
2nd series 2nd issue - Coelce	58,937	58,937	—	—	—	117,874
2nd series 3rd issue - Coelce	—	—	—	99,850	199,730	299,580
2nd series 5th issue - Ampla Energia	50,700	50,700	50,700	—	—	152,100
2nd series 6th issue - Ampla Energia	—	—	—	62,488	124,976	187,464
(-) Transaction cost	(1,583)	(1,127)	(809)	(581)	(697)	(4,797)

	108,054	108,510	160,391	272,257	324,009	973,221

21.           FINANCIAL INSTRUMENTS AND OPERATING RISKS

General considerations

The Company and its subsidiaries have policies to mitigate financial risks and adopt operating and financial strategies to ensure liquidity, security and profitability of their assets. For this purpose, they maintain managerial systems for controlling and monitoring their financial transactions and their amounts, in order to monitor the risks and rates charged by the market.

Risk factors

a)                  Foreign exchange rate risk

This risk arises from the possibility of the Endesa Group to incur losses due to fluctuations in foreign exchange rates, which increase financial expenses and liability balances of loans and financing in foreign currency taken out in the market.

At December 31, 2011, 5.64 % of the Endesa Brasil Group’s debt was indexed to foreign currency. With a view to covering the risk of significant variations in the foreign currency quotes, with no impacts on P&L and cash flows, the Group enters into swap agreements corresponding to 38.50% of the foreign currency debt, or 2.17% of the total debt. At December 31, 2011, the net position of financial instruments was of R$28,024.

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

2011

U.S. Dollar	102,715
CGTF	92,308
COELCE	6,065
CIEN	4,342
Swiss franc	—
Alstom	—

Total	102,715

We set out below a sensitivity analysis chart related to the impacts on net income of the Endesa Group if the variation of the exchange rate in 2011 were equal to that expected for 2012, according to projections based on the dollar forward curve of the BM&F:

		Effects
2011	Increase/reduction	On income statement	On Equity

U.S. Dollar	9.74%	(12,674)	(12,674)

b)                  Interest rate risk

This risk arises from the possibility of the Company to incur losses due to fluctuations in interest rates or other debt indices, such as inflation rates, which would increase the financial expenses related to loans and financing taken out in the market. Endesa Group has not entered into any derivative contracts to swap against this risk, however, monitors market interest rates to determine any need for taking out derivatives to hedge against the risk of volatility in these rates. In order to minimize this risk, the Company prioritizes loans taken out at fixed rates (BNB and Eletrobras) and linked to other indices less volatile to financial market fluctuations, such as the Long-Term Interest Rate - TJLP (BNDES).

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2011 were equal to those expected for 2012, according to projections based on the forward curve of the BM&F:

		Effects
2011	Increase/reduction	On income statement	On Equity

Financial liabilities
CDI	(0.62)%	9,689	9,689
Libor (6 month)	0.13%	(7)	(7)
TJLP	0.00%	—	—
IPCA	(1.42)%	877	877
IGPM	(1.37)%	54	54
TR	0.05%	(4)	(4)
Total		10,609	10,609

c)                   Credit risk

The risk arises from the possibility of its subsidiaries to incur losses due to the difficulty in collecting amounts billed to its customers. This risk is assessed as low by the subsidiaries due to the diversification in the number of customers and the collection policy and cutting of electricity supply to customers in default. The allowance for doubtful accounts is established in an amount deemed sufficient by management of the Endesa Group to cover possible risks of realization of accounts receivable.

d)                  Electricity shortage risk

This corresponds to the risk of shortages in the supply of electricity by hydroelectric power plants for any delay in the rainy season, associated with growth in demand above planned levels, which may cause losses for the Company due to increased costs or reduced revenues due to adoption of a new program of electricity rationing, alike that in 2001. However, given the current levels of the water reservoirs and the simulations performed, the National Electric System Operator (ONS) does not foresee a new electricity rationing program for the next years.

e)                   Accelerated debt maturity risk

Some subsidiaries have loans and financing agreements and debentures with covenants that, in general, require the maintenance of economic and financial ratios at certain levels (financial covenants). Failure to comply with these covenants may result in acceleration of debt maturity. These restrictions are adequately monitored. Currently, the Company’s debt ratio is at levels below the limit established by the financial covenants.

f)                    Capital risk management

The Company manages its capital to ensure continuity of its normal activities, while maximizing the return to all parties interested or involved in its operations by optimizing the debt and equity balances.

The capital structure of the Endesa Group is formed by net indebtedness (loans detailed in Note 19, deducting cash and cash equivalents and short-term investments detailed in Notes 4 and 5), as well as by equity of the Endesa Group (comprising issued capital, reserves and retained earnings as shown in Note 28).

	12/31/2011	12/31/2010

Debt (i)	2,862,019	2,653,973
Cash and cash equivalents + Marketable securities	(1,001,992)	(1,103,058)

Net debt (a)	1,860,027	1,550,915

Equity (b)	5,937,554	5,747,602

Index of net indebtedness (a/[a+b])	24%	21%

(i)	This debt is represented by the total balance of loans, financing and debentures, including current and non-current liability amounts. See more details in Notes 19 and 20.
(ii)	Equity includes all capital and reserves of the Company, managed as capital.

g)                   Liquidity risk

The Group’s liquidity is managed through the monitoring of forecast and actual cash flows in order to meet possible cash needs in the short-term. In order to ensure the capacity of paying its obligations in a conservative manner, the management of short-term investments has focused on very short term instruments, primarily with daily maturities in order to provide maximum liquidity.

The tables below present information on future maturities of loans, debentures and related party operations in foreign currency of the Group that are being considered in the projected cash flows including interest and principal:

	Less than one month	From one to three months	From three months to one year	From one to five years	Over 5 years	Total

December 31, 2011
Fixed interest loans and financing	5,692	13,472	75,641	305,329	121,227	521,361
Variable interest loans and financing	46,643	34,008	558,477	507,136	89,553	1,235,817
Debentures	11,227	—	469,177	937,021	371,322	1,788,747
Loans and financings with related parties in foreign currency	—	—	4,411	—	—	4,411
Total	63,562	47,480	1,107,706	1,749,486	582,102	3,550,336

December 31, 2010
Fixed interest loans and financing	5,331	10,717	62,586	256,854	90,472	425,960
Variable interest loans and financing	52,028	40,074	584,173	915,184	8,161	1,599,620
Debentures	26,200	—	343,373	717,718	—	1,087,291
Loans and financings with related parties in foreign currency	—	—	9,035	3,922	—	12,957
Total	83,559	50,791	999,167	1,893,678	98,633	3,125,828

The tables present the amounts forecast for the next maturity of hedging instruments that are also considered in the cash flows of the Company:

	Up to a month	From one to three months	From three months to one year	From one to five years	More than five years	Total

December 31, 2011	—	—	10,961	—	—	10,961
Currency swap	—	—	6,253	14,476	—	20,729
Interest rate swap	—	—	17,214	14,476	—	31,690

December 31, 2010	—	—	11,429	—	—	11,429
Currency swap	—	—	6,765	32,841	—	39,606
Interest rate swap	—	—	18,194	32,841	—	51,035

To avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the position until December 31, 2011 and 2010 regarding the use of this facility:

Secured account

Agreed	240,000	90,000
Used	—	—

Valuation of financial instruments

The measurement method used to calculate the market value of financial instruments was the discounted cash flow, considering expected liquidation of these assets and liabilities and prevailing market rates and respecting the particularities of each instrument at the balance sheet date:

			12/31/2011		12/31/2010
	Category	Level	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	Fair value through P&L	2	723,772	723,772	509,163	509,163
Marketable securities	Fair value through P&L	2	278,220	278,220	594,895	594,895
Pledges and restricted deposits	Lending and receivables	2	146,939	146,939	124,509	124,509
Trade accounts receivable	Lending and receivables	2	1,227,998	1,227,998	1,250,858	1,250,858
Indemnification assets (Concession)	Lending and receivables	3	765,516	765,516	527,794	527,794

Liabilities
Loans and financing in local currency	Other financial liabilities	2	1,312,282	1,312,282	1,528,335	1,517,681
Debentures in local currency	Other financial liabilities	2	1,361,750	1,369,627	908,201	900,496
Loans and financing in foreign currency	Other financial liabilities	2	159,963	181,463	218,642	201,783
Derivative financial instruments	Fair value through P&L	2	28,025	28,025	43,059	43,059
Related-party loans in foreign currency	Other financial liabilities	2	4,342	4,342	12,456	12,882
Trade accounts payable	Other financial liabilities	2	619,362	619,362	643,172	643,172

The book value of short-term investments recorded in the financial statements approximates market value because they earn variable interest and are readily redeemable.

Hierarchical Fair Value

There are three levels for the classification of fair value relating to financial instruments and hierarchical level is considered to define priority for unadjusted quoted prices in an active market for financial assets or liabilities. The classification of hierarchical levels may be presented as outlined below:

•                       Level 1 - Data from an active market (unadjusted quoted price) allowing daily access including on the date of fair value measurement.

•                       Level 2 - Data different from that from the active market (unadjusted quoted price) included in Level 1, extracted from the pricing model based on observable market data.

•                       Level 3 - Data from a pricing model based on unobservable market data.

The value of the curve and the market value of the financial instrument (swap) at December 31, 2011 as shown below:

Derivative	Curve value	Market value (accounting value)	Difference

COELCE
Swap Santander Brasil S.A.	10,961	10,819	142
CGTF
Swap Libor x Interest (Santander)	2,327	2,176	151
Swap Libor x IGPM (Citibank)	18,402	15,029	3,373
Total	31,690	28,024	3,666

The estimated market value of swap transactions was prepared based on the discounted present value of future cash flows (DPV) model, discounted at market rates presented by the BM&F as of December 31, 2011.

The Company has derivative instruments with the sole purpose of providing economic and financial hedge against foreign exchange and interest rate variation. The “swap” operations are taken out only as hedge against foreign currency debt and interest coverage so that gains and losses in these operations arising from foreign exchange variation are offset by gains and losses from debts denominated in foreign currency.

At December 31, 2011 and 2010, the Company had swap operations, as shown below:

COELCE

					Reference values
		Agreement			Foreign currency				Local currency
Description	Counterpart	date	Maturity date	Position	12/31/2011		12/31/2010		12/31/2011		12/31/2010

Swap agreements
Value	Banco Santander Brasil S.A.	06/16/06	06/15/12	Dolar + 5.49% p.a.98.8% of CDI	USD	6,589	USD	13,824	R$	15,053	R$	31,581

		Fair value				Accumulated effect up to 12/31/2011			Accumulated effect up to 12/31/2010
Description	Counterpart	12/31/2011		12/31/2010		Receivables/ received	Payables/paid		Receivables/ received	Payables/paid

Swap agreements

(+) Asset		R$	16,293	R$	29,316	—	—		—	—
(-) Liability	Banco Santander Brasil S.A.	R$	27,112	R$	50,927	—	—		—	—
(=) Adjustment		R$	(10,819)	R$	(21,611)	—	R$	(10,819)	—	R$	(21,611)

CGTF

					Reference values
		Agreement			Foreign currency				Local currency
Description	Counterpart	date	Maturity date	Position	12/31/2011		12/31/2010		12/31/2011		12/31/2010

Swap agreements

(+) Asset
(-) Liability	Banco Santander Brasil S.A.	06/15/06	12/15/15	Libor 5.4% (a/360) p.a.
(=) Adjustment					USD	11,154	USD	13,493	R$	25,480	R$	30,824

(+) Asset

(-) Liability	Banco Citibank	03/20/07	12/15/15	Libor + 2.25% IGPM + 9.77%

(=) Adjustment					USD	12,736	USD	15,407	R$	26,490	R$	32,045

					USD	23,890	USD	28,900	R$	51,970	R$	62,869

		Fair value				Accumulated effect up to 12/31/2011		Accumulated effect up to 12/31/2010
Description	Counterpart	12/31/2011		12/31/2010		Receivables/ received	Payables/paid	Receivables/ received	Payables/paid

Swap agreements

(+) Asset		R$	21,324	R$	23,391	—	—	—	—
(-) Liability	Banco Santander Brasil S.A.	R$	23,500	R$	25,844	—	—	—	—
(=) Adjustment		(2,176)		(2,453)		—	(2,176)	—	(2,453)
(+) Asset		R$	23,973	R$	26,054	—	—	—	—
(-) Liability	Banco Citibank	R$	39,002	R$	45,049	—	—	—	—
(=) Adjustment		(15,029)		(18,995)		—	(15,029)	—	(18,995)
		(17,205)		(21,448)		—	(17,205)	—	(21,448)

22.           TAXES PAYABLE

	12/31/2011	12/31/2010
ICMS	107,375	110,764
IRPJ/CSLL	127,976	61,493
ISS	5,679	6,627
ICMS payment in installments	6,304	—
IRPJ payment in installments	15,149	—
PIS/COFINS	73,296	57,538
Federal REFIS (social security taxes)	21,180	—
Intercompany IRRF	373	913
PIS/COFINS/IRRF/CSRF (withheld at source)	2,054	—
INSS	8,388	—
FGTS	32	—
Social contribution taxes	—	5,251
Other taxes and contributions	14,917	12,220
Total	382,723	254,805

Current	349,898	248,623
Non-current	32,825	6,182

23.           REGULATORY CHARGES

	12/31/2011	12/31/2010
Fuel consumption bill (CCC)	20,340	18,505
Energy development account (CDE)	7,937	7,230
Global reversion reserve (RGR) and others	27,724	22,364
Reserve energy charges (EER)	1,376	968
Financial offset for use of water resources (CFURH)	4,416	2,378
Charges formerly added to applicable fines and interest	2,533	2,789
Energy development account	4,570	4,347
Inspection fee	380	367
Emergency charges	2,469	2,489
Total	71,745	61,437

The balance of the global reversal reserve refers to the provision of the amounts to be paid to Centrais Elétricas Brasileiras S.A. - Eletrobras, calculated based on 2.5% of property, plant and equipment, limited to 3% of gross revenues from electric energy operations. These amounts are regulated on an annual basis through orders issued by the Economic and Financial Inspection Department (SFF) of ANEEL.

24.           RELATED PARTIES

The Endesa Group carry out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

			12/31/2011					12/31/2010
Companies	Ref	Type of transaction	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses)	Intangible assets	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses)	Intangible assets

ENERTRADE Comercializadora de Energia S.A.	(c)	Purchase of energy	—	—	—	—	—	—	—	90,806	—	(38,737)	—
Endesa Latinoamérica (MIGA and ICO)	(d)	Intercompany loans	—	4,342	—	—	—	—	—	8,610	3,845	(16,978)	—
Synapsis Brasil S.A.	(a.2)	Services rendered	—	—	—	—	—	9	—	4,808	—	(26,800)	9,357
CAM Brasil Multiserviços Ltda.	(a.2)	Services rendered	—	—	—	—	—	—	—	1,535	—	(9,327)	10,536
Fundação Coelce de Seguridade Social-FAELCE	(b.1)	Acknowledgment of debt	—	11,418	23,946	—	—	—	—	10,752	26,885	—	—
Fundação Coelce de Seguridade Social-FAELCE	(b.2)	Pension plan	—	852	—	(5,404)	664	—	—	237	—	(4,034)	4,924
FUNDAÇÃO BRASILETROS	(b.3)	Pension plan	—	—	529,230	(28,994)	—	—	—	—	365,312	(17,557)	—
ENERSIS AGENCIA	(a.1)	Loans and financing	235	2	99	(2,298)	—	—	233	45	2,409	(373)	—
CEMSA - Comercializadora del Mercorsur S.A.		Energy transportation	76,620	—	81,621	(5,427)	—	—	62,145	—	70,173	7,608	—
Endesa Costanera S.A		Energy transportation	34,654	—	31,869	(4,215)	—	—	27,122	—	50,073	8,901	—
Ingendesa Brasil S.A		Services rendered	—	—	—	(1,480)	—	—	—	—	—	—	—
ICT		Services rendered		2,238		(2,238)
Other			—	225	—	—	—	—	58	1,193	—	—	—
			111,509	19,077	666,765	(50,056)	664	9	89,558	117,986	518,697	(97,297)	24,817

(-) Debt FAELCE			—	11,418	23,946			—	—	10,752	26,885
(-) Debt BRASILETROS			—	—	529,230			—	—	—	365,312
Related parties			111,509	7,659	113,589			9	89,558	107,234	126,500

The main conditions related to transactions between related parties are described below:

a)                  Service Rendering

a.1)                 Enersis Agência

Subsidiary Ampla Energia has accounts payable to Enersis Agência in the amount of R$101 (R$2,454 in 2010), concerning the purchase of software.

a.2)                 CAM Brasil Multiserviços Ltda. and Synapsis Brasil S.A.

Since February 28, 2011, CAM Brasil Multiserviços Ltda. and Synapsis Brazil S.A. no longer belong to the economic group of Endesa Brazil, and thus are no longer considered related parties of Ampla Energia.

The balance payable at December 31, 2010 totaled R$1,535 to CAM Brasil and R$4,808 to Synapsis Brazil.

b)                  Private pension obligations

b.1)                 Debt Agreement - FAELCE

Subsidiary COELCE sponsors the pension fund administered by Fundação Coelce de Seguridade Social - FAELCE.

On June 30, 1999, subsidiary COELCE entered with Faelce into a contract for consolidation of debts in the amount of R$46,600, corresponding to the debt balances of the commitment records entered into on December 31, 1992, in May 23, 1996 and January 31, 1997.

On June 30, 2007, a third amendment was entered into with the updated debt amount of R$62,200, according to Resolution CGPC No. 17/96 of the Ministry of Social Security, with a deadline for total payment of 14 successive semiannual installments, starting on December 31, 2007 and ending on June 30, 2014. Until December 31, 2011, subsidiary COELCE paid nine installments, with a remaining debt balance of R$35,364 (R$37,637 in 2010).

As guarantee for the operation, subsidiary COELCE assigned to Faelce the credit rights that is has or comes to have, represented by the collection of electricity bills. Faelce may withdraw from the bank account of subsidiary COELCE until the amount of debt installments due and unpaid after 45 days of verification of COELCE’s default, at its discretion.

b.2)                 Private Pension - FAELCE

Subsidiary COELCE, as the sponsor of Faelce, performs monthly transfers for the financial maintenance of Faelce and makes contributions to the actuarial reserve for private pension plans of employees of subsidiary COELCE, classified as for “Defined Benefits” and “Defined Contribution”.

The total expenditure in 2011 was R$6,068 (R$8,958 in 2010), comprising R$5,404 (R$4,034 in 2010) as operating expense of subsidiary COELCE and R$664 (R$4,924 in 2010) capitalized to intangible assets.

The balance represents the amount of contribution of subsidiary COELCE (sponsor) to pension plans, see Note 30.

CDSA and CGTF are subsidiaries of controlling shareholders. Faelce is administrator of the pension fund of employees of subsidiary COELCE.

b.3)                 Fundação Ampla de Seguridade Social - BRASILETROS

Subsidiary Ampla Energia, as the sponsor of Fundação Ampla de Seguridade Social - BRASILETROS, performs monthly transfers for the maintenance of that entity and financial contributions to the actuarial reserve of the private pension plans of employees of the subsidiary classified as PCA (Supplementary Private Pension Plan) and PACV (Private Pension Plan with Variable Contribution).

As a guarantee for the operation, subsidiary Ampla Energia offers the credit rights that it has or comes to have, represented by the collection of electricity bills, until the amount of debt due, also collection of amounts from the payment of credit rights will be made through authorized banking network, transferring funds to the bank account indicated by Brasiletros.

The total expenditure for the year ended December 31, 2011 was R$28,994 (R$17,557 in 2010).

c)                   Enertrade

Operations with Enertrade - Comercializadora de Energia S.A. refer to the purchase and sale of electric energy through the contract 001/2002 valid until 12/30/2022. On October 4, 2011, Endesa Latinoamérica SA (“Endesa Latam”) performed with EDP - Energias de Portugal S.A. (“EDP”), controlling company of Enertrade - Comercializadora de Energia S.A., the operation of buying and selling of shares, whereby Endesa Latam acquired 302,176,533,045 common shares owned by EDP and representing 7.70% of capital of the Company. Consequently, the outstanding balance relating to open invoices for the purchase of electric energy at December 31, 2011, in the amount of R$3,618, is being disclosed in Note 18. The balance outstanding at December 31, 2010 amounted to R$3,281.

d)                  Endesa Internacional

Subsidiary CIEN took out a loan in U.S. dollars from Endesa Latinoamérica for the acquisition of machinery and equipment and completion of construction of transmission line II. This operation bears Libor + spread of 2.73% p.a. and matures on May 30, 2012.

Management fees

Company management fees for the year ended December 31, 2011 totaled R$9,592 (R$8,312 in 2010), which are short-term benefits. Management fees paid by the Company and by subsidiaries in 2011 aggregated R$25,862 (R$25,315 in 2010).

25.           PROGRAM OF RESEARCH, DEVELOPMENT AND ENERGETIC EFFICIENCY

Under Law No. 9991 of July 24, 2000, concessionaires and permittees of public electric energy distribution services must allocate each year, one percent (1%) of their net operating revenue to Programs of Research, Technological Development and Energetic Efficiency, distributed according to the percentages determined by ANEEL.

ANEEL Resolutions No. 316 of May 13, 2008 and No. 300 of February 12, 2008 approved the Manuals of the Research, Development and Energetic Efficiency Program, release 2008, which set the guidelines and guidance in the preparation of R&D and EEP projects. The main changes from the new manuals are: the possibility of submission of projects at any time of the year, making the process continuous, the emphasis on the final evaluation of projects, thus increasing the responsibility of the concessionaire for investment application; the adoption of an investment plan and a program management plan, and resources allocated for this, besides the opening of the R&D program for the remaining stages of the innovation cycle (first unit of the series, pioneer lot and insertion in the market).

The subsidiaries COELCE, Ampla Energia, CGTF and CDSA account for expenditures relating to the Energetic Efficiency and Research and Development Programs on the accrual basis, also amounts are restated by Selic rate through to effective realization.

	12/31/2011		12/31/2010
	Current	Non-current	Current	Non-current

Electricity Efficiency Program (PEE)	31,967	4,083	95,850	—
Research & Development Program (P&D)	47,931	9,666	34,221	12,287
Brazilian National Fund for Scientific and Technological Development (FNDCT)	121	—	3,941	—
Energy Research Company (EPE)	(150)	—	231	—
Ministry of Mines and Energy (MME)	(164)	—	1,382	—
Total	79,705	13,749	135,625	12,287

26.           PROVISION FOR TAX, CIVIL AND LABOR RISKS

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending judgment. Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss was estimated as probable for the Group.

Below is a statement of the provisions for contingencies at December 31, 2011:

	12/31/2010	12/31/2011
	Accumulated balance	Additions/ reversals	Monetary restatement	Payment	Transfers	Accumulated balance

Labor (a)	208,290	(24,760)	14,114	(23,850)	(130)	173,664
Civil (b)	278,055	63,843	44,349	(85,773)	81,900	382,374
Tax (c)	173,777	(110,402)	3,714	(11,218)	21,168	77,039
Environmental	3,000	—	—	—	—	3,000
Total	663,122	(71,319)	62,177	(120,841)	102,938	636,077

Current	140,793					17,060
Non-current	522,329					619,017

a)                  Labor risks

They refer to various labor suits claiming, among others, indemnification for pain and suffering, reinstatement to work, overtime pay, risk exposure additional, severance pay and salary pay differences. In addition, there are suits relating to employees of subcontractors who claim employment relationship with the subsidiaries and equalization with rights of employees of such subsidiaries.

b)                  Civil risks

These encompass civil lawsuits, including consumer-related matters, in which the subsidiaries are defendants, and a significant portion of the provision is linked to proceedings claiming indemnification for accidents with electricity, compensation for tariff adjustment allegedly illegal and less complex proceedings pending judgment by special courts. The remaining provision balance is divided into lawsuits claiming indemnification for damages due to voltage fluctuation in electricity supply, disruption of supply, improper collection of amounts and others in connection with consumer-related matters.

Subsidiary COELCE is a defendant in lawsuits questioning amounts paid by consumers resulting from the increase in electricity tariffs based on DNAEE Administrative Ruling No. 38 and 45 of January 27 and March 4, 1986, respectively during the term of the Cruzado Plan. The provision for losses on these proceedings is included in the balance of the allowance for doubtful accounts.

c)                   Tax risks

Subsidiary Investluz

PIS/Cofins Violation Notices

On December 21, 2006, Brazilian IRS issued two violation notices for the collection of PIS and Cofins on interest on equity and other financial income, earned in the period 2001-2005. At the lower administrative level, the violation notices were judged partially groundful (not groundful only in respect to financial interest earned while Law No. 9718/98 was in force).

Subsidiary Investluz filed an appeal and is awaiting a decision at the second administrative level. Given the facts and the administrative case law, the company made a provision for the portion of the violation notices considered as involving probable loss (PIS and Cofins on interest on equity received after the effective date of Laws Nº 10637/2002 and 10833/2003, respectively). The amount provided in December 2011 corresponds to R$16,839 for Cofins and R$7,568 for the PIS.

The remaining portion of the violation notices considered as involving possible loss corresponds to R$17,092 for Cofins and R$2,409 for PIS (financial income earned during the period of effect of Law Nº 9718/98 and after the effective date of Decree Nº 5164/2004).

Subsidiary COELCE

Cofins payment in installments

Subsidiary COELCE concluded a COFINS installment payment to SRF in 2000 in 80 installments, however there was overpayment of six installments. Considering the overpayment, subsidiary COELCE offset this alleged credit against COFINS liabilities. Analysis of the case evidenced that there was a correction of the amount originally stated in the application for tax offset thus the total amount paid by COELCE (in the 86 installments) corresponded to the rectified debt. As such, SRF considered that the offset made did not apply. The administrative proceeding is still pending judgment, in which subsidiary COELCE is basically alleging lack of knowledge of rectification of the declared amount and statute barring of the excess amount resulting from the rectification.

Subsidiary COELCE

Cofins payment in installments (Continued)

However, in view of the facts, subsidiary COELCE considered that it should change the chances of loss to probable. At December 31, 2011 the amount is of R$2,307.

Subsidiary Ampla Energia

ICMS - Underpayment

The State of Rio de Janeiro filed a tax foreclosure proceeding to collect tax debt due to alleged tax underpayment for the period from February 1999 to September/2000, in the updated amount at December 31, 2011 of R$8,361 (R$7,610 in 2010). Ampla Energia filed a defense (motion to stay execution) and awaits lower court decision.

ICMS - Undue tax credits

Subsidiary Ampla received two violation notices for not having made the proportional reversals of a portion of the credits that it has taken on entry of goods destined to its permanent assets, as a result of having supplied electricity considered tax exempt or non-taxable to CENF (Nova Friburgo) and ELEKTRO (São Paulo). The referred to notices refer to the periods from November 1996 to October 1998 and November 1998 to March 1999 and involve the updated amount at December 31, 2011 of R$1,059 and R$467 (R$956 and R$424 in 2010), respectively. Both assessments are awaiting trial by the Full Board of Rio de Janeiro. In the opinion of outside counsel, the chances of loss are probable for 80% of the two violation notices, which is why management chose to record a provision of R$1,221.

Subsidiary CIEN

PIS/COFINS - export

Subsidiary CIEN filed a private letter ruling request in February 2009 on PIS/COFINS levy on its billing under the electric energy contracts for the years 2009, 2008 and 2007, relating to the availability of transmission system for export of energy.

That private letter ruling was issued on 12/28/09, claiming that the consultation was ineffective, but not clearly providing the reasons for this position. As that response needed to be analyzed in depth, based on preliminary internal assessment of the legal area, management recorded a related provision.

However, further detailed analysis of the reasons to conclude on the private letter ruling indicated a favorable interpretation to subsidiary CIEN, reason why CIEN reversed the provision made at the end of 2009 in relation to the risk of PIS / COFINS on said earnings, which occurred in October 2011.

Subsidiary CDSA

ICMS on electricity sales

As a seller of electricity, CDSA had contracts with free consumers located in other states. For this reason, the sale of electricity to these end consumers was subject to ICMS levy, in accordance with applicable law, and CDSA, as substitute taxpayer, was responsible for charging and paying it to tax coffers of the state in which buyer is located.

Because of court injunctions obtained by some of its clients, some of those sales to end consumers of energy were not subject to ICMS levy and, therefore, energy was delivered without a corresponding increase in price.

At that time, CDSA management recorded a provision for unpaid ICMS due to the aforementioned reasons. The restated balance was R$7,007 in December 2010.

In June 2011 there was reversal in the amount of R$4,156 in connection with taxable events occurred in 2005 and, in December 2011 from the remaining balance of the provision of R$2,851, for the period January-September 2006, both reversals due to the statute barring of IRS right to collect debts for those periods.

Environmental Contingencies

The provision made in the amount of R$3,000 refers to the environmental lawsuit filed in 2001 by the Goiás State Office of the Public Prosecutor against CDSA, pending judgment in the judicial district of Cachoeira Dourada, for alleged damages caused by the installation of the dam where the hydroelectric power plant of Cachoeira Dourada was built.

Lower court decision was rendered in favor of subsidiary, which was reversed by the Court, determining conduction of an expert inspection to determine adventitious damages. The subsidiary filed a special appeal against the decision.

Legal advisors, conservatively, recommended setting up of a provision, in view of the case nature and taking into account professional experience in similar cases involving environmental damage with resolution negotiated with the Office of the Public Prosecutor.

Main possible risks

12/31/2011

Labor (a)	163,589
Civil (b)	4,195,674
Tax (c)	1,776,561
Other cases (d)	161,768
Total	6,297,592

Contingent liabilities involving possible loss

There are proceedings against the Group of tax, civil and labor nature, for which a provision has not been set up since they involve risk of loss classified by management and its legal counsel as possible.

a)                  Labor risks

The main labor cases are related to overtime payment, job reinstatement, secondary and joint liability, salary differences, severance pay, indemnification for pain and suffering and material damage, accidents at work, etc.

b)                  Civil risks

The legal position of subsidiaries includes civil lawsuits mostly claiming from defendant indemnification for pain and suffering and material damages.

c)                   Tax risks

Subsidiary COELCE

ICMS - Agreement Nº 035/91

Subsidiary COELCE entered into Agreement No. 035/91 with the Ceará State Finance Department, which formalized the existence of special ICMS payment regime, which would be effected based on the amount received (revenue received) in ten day intervals. This Agreement ruled until March 31, 1998, being revoked by Declaratory Statute No. 02/98.

Nevertheless, the Ceará State Treasury Department issued four violation notices for 1995, 1996, 1997 and 1998 (period during which the mentioned agreement was in force) to collect unpaid ICMS debts, in the updated amount of R$17,315. Subsidiary COELCE is awaiting a decision on the lodged appeal (requests for clarification of decision) with the Board of Tax Appeals, against the decision considering the violation notices partially groundful, determining payment of ICMS due for the nominal values, excluding penalty and arrears interest.

ICMS - Master records of exempt, immune and non-taxable consumers

The Ceará State Finance Department issued a violation notice on December 29, 2004, in the updated amount of R$11,943 in order to claim ICMS debts from errors in master records of consumers who are tax exempt and tax immune (commercial, industrial, street lighting and public service classes) for the period April to August 1999. Subsidiary COELCE challenged the notice and awaits first level administrative decision.

Additionally, on November 29, 2006, a violation notice was issued, in the updated amount of R$4,493 for 2001, for non-payment of ICMS in operations considered by COELCE as non-taxable, based on the master records for the period subject matter of the notice. The violation notice was upheld at first administrative level and COELCE lodged an appeal. On December 27, 2011, Coelce was informed of the decision at the 2nd administrative level that accepted the arguments of COELCE that there has been statute barring for the tax authorities to claim debts and considered the notice groundless.

On February 16, 2007, a violation notice was issued with the same objective of the notice above, in the updated amount of R$4,076 for 2002, which is pending first administrative level decision.

ICMS - Credit from acquisition of fixed assets

The Ceará State Finance Department issued a violation notice to collect ICMS debts for 2003 and 2004, in the updated amount of R$3,862 for overtaking of ICMS credits arising from the acquisition of fixed assets. Subsidiary COELCE challenged the notice, but a first level administrative ruling was handed down considering the notice groundful on November 5, 2008. The subsidiary lodged an appeal and is awaiting an administrative decision at second level.

Additionally, on June 17, 2011, subsidiary Coelce received a violation notice for 2006, in the updated amount of R$5,229. On July 19, 2011, subsidiary COELCE filed its defense and is awaiting a decision at first administrative level.

ICMS - Transfer of credits

On August 1, 2005, the State Finance Department filed a tax foreclosure proceeding to collect ICMS debts relating to credit transfer operations occurred in 1999 and 2000 in the updated amount of R$1,811. On March 9, 2007 judgment was rendered in favor of subsidiary COELCE. The State Finance Department filed an appeal, which is pending judgment.

On May 6, 2005, subsidiary COELCE filed an action for annulment of ICMS debts relating to the operation of credit transfer occurred in 2001, totaling the amount of R$1,893. Subsidiary COELCE awaits trial court decision.

ICMS - Cancellation of invoices

On November 29, 2006, subsidiary COELCE received a violation notice in the updated amount of R$22,669, due to the cancellation of previously issued invoices with errors without proof that the operations were previously taxed. The notice was upheld at the 1st administrative level, thus subsidiary COELCE lodged an appeal which is pending judgment.

On February 16, 2007, subsidiary COELCE received a violation notice in the updated amount of R$27,637 on the same matter for 2002. The notice was upheld at the first administrative level, thus COELCE filed an appeal which is pending judgment.

ISS - Municipality of Fortaleza

Subsidiary COELCE filed on August 8, 2007 an action for annulment of ISS debts on: (i) provision of accessory services essential for power supply, (ii) chattel lease services and (iii) lack of retention of ISS at source, for the period from July/98 to January/00, totaling the amount of R$4,284. Subsidiary COELCE awaits trial court decision.

Although subsidiary COELCE has filed an annulment action, on October 10, 2007 the municipality of Fortaleza filed two tax foreclosure proceedings for the collection of the referred to tax debts, for which subsidiary COELCE filed a defense (pre-execution objection) and is awaiting lower court decision.

The municipality of Fortaleza filed three tax foreclosure proceedings, which aggregate R$22,025 to collect ISS debts on the provision of accessory services indispensible for energy supply. COELCE is awaiting second court decision in the three cases.

On May 7, 2010, subsidiary COELCE received a violation notice in the updated amount of R$1,150 for 2007. COELCE filed an administrative defense and is awaiting a first level administrative decision.

ISS - Municipality of Iguatu

The municipality of Iguatu filed a tax foreclosure proceeding, in the updated amount of R$2,530 for ISS debts for the period 2004 to 2008, charged due to existence of differences between the tax returns filed by subsidiary COELCE. COELCE filed a motion to stay execution, which is awaiting judgment.

ICMS - Credit reversal - low income consumers

The municipality of Fortaleza issued a violation notice on October 2, 2009, in the updated amount of R$23,512 to collect ICMS in 2005 due to insufficient reversal of ICMS credits for non-taxable sales to consumers classified as “low income”.  Subsidiary COELCE filed a defense. An unfavorable administrative decision was rendered and on October 7, 2010 subsidiary COELCE filed an appeal. On June 27, 2011 a second level administrative decision was rendered which upheld the first level decision, which considered the violation notice groundful. Subsidiary COELCE was informed of the decision and will lodge a special appeal.

Additionally, on June 17, 2011, subsidiary COELCE received a violation notice for 2006, in the updated amount of R$18,911. On July 19, 2011, subsidiary COELCE filed its defense and is awaiting a decision at first administrative level.

PIS/IRPJ - Violation Notices

These are two violation notices for the collection of PIS and IRPJ for the first, second and third quarters of 1998 due to lack of payment detected by the internal audit of the National Finance Department, in reviewing the filed tax returns. Subsidiary COELCE filed a defense, which was considered partially groundful. On October 16, 2008, subsidiary COELCE lodged an appeal which is pending judgment. The updated amount involved is R$10,409.

CSLL/IRPJ - Tax foreclosure proceeding

On January 19, 2009, the Federal Government filed a tax foreclosure proceeding to collect CSLL and IRPJ debts. On April 15, 2009, COELCE filed a motion to stay execution. On June 2, 201, a ruling was handed down partially upholding it, and declaring terminated the proceedings for two Certificates of Debt to Federal Government (CDA), with no resolution on the merits, but keeping the collection of a CDA. Federal Government lodged an appeal and COELCE filed a request for clarification of decision. The updated amount is of R$17,034.

ICMS - Operations denominated “Coelce Plus”

On June 17, 2011 Coelce received a violation notice claiming ICMS debts from operations in the “Coelce Plus” modality without issue of tax documentation in 2006. Subsidiary COELCE filed its defense on July 19, 2011 and is awaiting a first level administrative decision. The updated amount is R$1,654.

ICMS - Energy acquired for own consumption

On June 17, 2011, subsidiary COELCE received a notice of violation claiming ICMS debts related to electricity consumed by the company in 2006. Subsidiary COELCE filed its defense on July 19, 2011 and is awaiting a first level administrative decision. On October 10, 2011, a decision was rendered upholding the notice of violation. Coelce lodged an appeal and is awaiting a second level administrative decision. The updated amount is of R$2,428.

ICMS - Difference between recorded carrying amounts and the related amounts per the tax returns.

On June 17, 2011, subsidiary COELCE received a notice of violation claiming ICMS debts relating to alleged differences between the recorded carrying amounts and the related amounts reported in the tax returns. Subsidiary COELCE filed its defense on July 19, 2011 and is awaiting a first level administrative decision. The updated amount is of R$1,818.

Contingent assets

PIS/COFINS Calculation base increase

Subsidiary COELCE filed for a Writ of Mandamus questioning unconstitutionality of Law No. 9718/98, which increased the COFINS calculation base, as well as offsetting of tax overpayments against any taxes administered by Brazilian IRS. A favorable decision was rendered and the amount of credit to be offset is being determined.

Subsidiary Ampla Energia

Withholding income tax - Fixed Rate Notes (FRN) issue

On July 1, 2005, Brazilian IRS issued a notice of violation against the Company for considering that there was loss of tax benefit of reducing to zero the rate of withholding income tax- IRRF levied on interest and other earnings remitted abroad, as a result of Fixed Rate Notes (FRN) issued by Ampla in 1998.

A second level administrative decision in favor of Ampla was rendered not upholding the notice of violation. In January 2010, subsidiary Ampla Energia was notified of the decision and the Special Appeal filed by IRS, which is pending judgment. The amount involved, updated at December 31, 2011 is R$783,201 (R$742,280 in 2010).

COFINS - Notice of violation - period after tax immunity

Brazilian IRS issued a notice of violation to collect COFINS debts resulting from alleged underpayments in the period December/2001 to June 2002. Subsidiary Ampla Energia filed an appeal, which was considered in November 2007 to be partially groundful: groundful for purposes of repealing COFINS levy on financial income and not groundful in relation to compliance with the constitutional principle of ninety-day precedence. IRS and Ampla Energia filed an appeal to the Higher Board of Tax Appeals. On 08/24/2009, subsidiary Ampla Energia filed an appeal to the President of the Higher Board of Tax Appeals for admission of the special appeal filed. The appeal was dismissed and on 05/05/2010, Ampla Energia was notified to present the amounts that represent the financial inflows and on 07.26.2010, it filed its response to the notification. The special appeal filed by the National Finance Department is awaiting judgment. The amount involved, updated at December 31, 2011, is R$172,68 (R$164,826 in 2010).

ICMS - Deadline for Payment

On September 26, 2005, subsidiary Ampla Energia received a violation notice by the Rio de Janeiro Finance Department, due to voluntary payment not within the legal term prescribed by Decree No. 31632/02 of ICMS and additional ICMS destined to the State Fund to Combat Poverty without the payment of legal increases. In a first level administrative decision the violation notice was upheld by the Board of Tax Review. Subsidiary Ampla Energia filed an appeal. On 08/26/2010, a notification was received stating that the Board of Tax Appeals decided against Ampla.

On 09/01/2010, Ampla lodged an appeal to the full Board of Tax Appeals which is pending judgment. The amount involved, updated at December 31, 2011 is R$188,256 (R$168,857 in 2010).

ICMS - Credit arising from acquisition of fixed assets

Subsidiary Ampla Energia received three violation notices drawn up to collect debts for the periods December/1996 to November 1998, November 1998 to March 1999 and July 1997 to October 1998, alleging lack of proof of ICMS credits from the purchase of fixed assets. For the three notices of violation subsidiary Ampla Energia is awaiting a second level administrative decision. The updated amounts at December 31, 2011 respectively represent R$10,439, R$1,605 and R$20,336 (R$9,466, R$1,460 and R$18,418 in 2010).

Additionally, subsidiary Ampla Energia filed an action for annulment of ICMS debt arising from the notice of violation for the period Nov/98 to Mar/99 issued under the argument that subsidiary Ampla Energia has not demonstrated the amounts of ICMS credits arising from the acquisition of fixed assets, in the updated amount at December 31, 2011 of R$14,422 (R$13,132 in 2010). On 08/22/2011, a first level decision was rendered dismissing the claim made by subsidiary Ampla Energia. On 10/21/2011, subsidiary Ampla Energia lodged an appeal. It is pending judgment.

ICMS - Offset of credits without supporting documentation

The Rio de Janeiro State Finance Department issued a notice of violation under the argument that subsidiary Ampla Energia unduly recorded ICMS credits (in 1998) without supporting documentation. Subsidiary Ampla Energia is awaiting a decision by the Board of Tax Appeals. The amount involved, updated at December 31, 2011 is R$14,636 (R$13,266 in 2010).

ICMS - Shipment of goods for repair

Subsidiary Ampla Energia filed two actions for annulment of ICMS debts in the updated amount at December 31, 2011 of R$10,652 and R$11,550 (R$9,694 and R$10,494 in 2010), upon shipments of goods for repair without ICMS levy, with no evidence of return to the establishment of origin within the statutory period of 180 days, from February 1998 to August 2000. In the first case: on 12/09/2010, a decision was rendered that dismissed the motion to stay the tax foreclosure proceeding. On 12/14/2010, subsidiary Ampla Energia filed an appeal requesting clarification of decision, which was dismissed on 05/12/201. On 05/30/2011, an appeal was lodged against this decision. Regarding the second action for annulment of ICMS debts, on 06/07/2011 a decision was rendered dismissing the motion to stay the tax foreclosure proceeding. On 06/13/2011, subsidiary Ampla Energia lodged an appeal requesting clarification of decision, which is pending judgment.

ICMS - Compliance with court order

The Rio de Janeiro State Finance Department has been issuing notices of violation for the purpose of avoiding statute barring of its right of claiming ICMS and ICMS-FECP debts referring to amounts  that, by court order, subsidiary Ampla Energia was forced to stop including in customer bills and, consequently pay to the state. The decisions were awarded in relation to proceedings in which the State of Rio de Janeiro and certain Ampla Energia clients dispute about the illegality of ICMS on the amount of contracted demand or the applicable ICMS tax rate. At December 31, 2011, the updated amount involved in these assessment notices is R$15,156 also Ampla Energia is awaiting, in most cases, the first level administrative decision.

Charge for land use

There are eight proceedings against subsidiary Ampla Energia to collect charge for land use for permanence of fixed installations in public ways and public sites filed by the Municipalities of Niterói, Itaboraí, Rio Bonito and Rio das Ostras, for the period 2002 to 2009, which aggregate the updated amount at December 31, 2011 of R$69,918 (R$61,888 in 2010). In the proceeding for 2002, subsidiary Ampla Energia is awaiting a first level administrative decision on the notice of violation. With regard to the proceedings for  2003 to 2009, subsidiary Ampla Energia is discussing the charges in a Writ of Mandamus and five tax foreclosure proceedings. In the tax foreclosure proceeding filed by the municipality of Niterói, a decision has already been rendered in favor of subsidiary Ampla Energia and the appeal lodged by the Finance Department is pending judgment. The tax foreclosure proceedings filed by the other municipalities are pending a trial court decision.

Service Tax - ISS

On May 30, 2003, the municipality of Cabo Frio issued a notice of violation against Ampla Energia attempting to collect a tax debt in the updated amount at December 31, 2011 of R$9,153 (R$8,675 in 2010), for the period January 1997 to May 2002. Subsidiary Ampla Energia filed an opposition against the violation notice, which has been pending judgment since May 2003.

On September 2, 2009, the municipality of Niterói filed a tax foreclosure proceeding against subsidiary Ampla Energia attempting to collect a tax debt in the updated amount at December 31, 2011 of R$1,422 (R$1,289 in 2010), for the period January 1999 to July 2003. In March 2010, subsidiary Ampla Energy filed its defense (motion to stay the tax foreclosure) and is awaiting trial court decision.

Public site occupation charge

On June 1, 2009, Ampla filed a petition for Writ of Mandamus against the municipality of Niterói, seeking to suspend collection of the public site occupation charge and the requirement of prior municipal license for subsidiary Ampla Energia to perform the services and maintenance , repair and intervention works in the electricity distribution network in public ways and places in the municipality. The updated amount at December 31, 2011 is R$6,250 (R$5,500 in 2010). In May 2010, Ampla filed an appeal against the partially favorable decision that was rendered. The case is pending higher court judgment.

There are other proceedings against subsidiary Ampla Energia, in addition to those described above, involving IR, PIS, COFINS, ICMS, IPTU and ISS totaling R$28,959 at December 31, 2011.

PIS / COFINS calculation base increase

Subsidiary Ampla Energia filed a lawsuit questioning constitutionality of article 3, paragraph 1 of Law No. 9.718/98 in increasing PIS and COFINS calculation base, and requested refund of amounts paid by reason of this increase. The updated amount of this proceeding at December 31, 2011 is R$106,810 (R$101,535 in 2010). A favorable trial court and higher court decision was handed down for subsidiary Ampla Energia. On June 16, 2011, the Federal Government filed an appeal to Supreme Court, which is pending admissibility analysis.

Subsidiary CDSA

Social contribution tax on net profit - offset of CSLL tax loss balance

Brazilian IRS assessed the subsidiary in relation to offset of CSLL tax loss balance for 1998 and 1999. The subsidiary received part of the CSLL tax loss balance at the time of its creation through the partial spin-off of CELG, in proportion to the assets transferred in that spin-off, when it obtained the right to offset the tax losses against CSLL liabilities of subsequent years (1998 and 1999).

Social contribution tax on net profit - offset of CSLL tax loss balance (Continued)

The subsidiary filed a declaratory action with an application for deposit of the full amount of the debt to discuss the matter in court. On September 11, 2004, a decision was rendered dismissing the application. The subsidiary has appealed and is awaiting decision. The updated amount of the case is R$15,631 (R$14,905 in December 2010).

There are other proceedings against the subsidiary in addition to those above involving tax matters aggregating R$420 at December 31, 2011.

Subsidiary CGTF

II and IPI - Eletrogêneo Group

Subsidiary CGTF filed two lawsuits (declaratory and incidental) in February 2002 and January 2003, to ensure its right to classify as “Eletrogêneo Group” imported machinery and equipment for the construction of the Thermoelectric Power Plant, which is composed of gas and steam turbo-generating units, subject to II and IPI levy at rate reduced to 0%.

Subsidiary CGTF obtained a preliminary injunction providing guarantee to the court through judicial deposit, booked, which corresponds to the amount of R$75,101 (R$70,912 in December 2010). In the main action, a lower court decision favorable to CGTF was rendered on September 29, 2008. Consequently, the National Finance Department filed an appeal (requesting clarification of decision) and in May 2010 there was publication of a ruling dismissing it. Said decision became definitive in July 2010, making the decision in favor of CGTF definitive.

In the incidental action, subsidiary CGTF was informed in September 2004 of trial court decision which upheld the application of subsidiary CGTF. In light of this decision, the Federal Government filed an appeal and in September 2009 a higher court decision was rendered confirming the lower court decision in favor of CGTF.

In November 2009, the National Finance Department appealed (requests for clarification) and in January 2010 there was publication of decision that dismissed such appeal. The Finance Department filed a special appeal, which was dismissed by the decision published on June 22, 2011. The Finance Department lodged an appeal against such decision which is pending judgment.

PIS and COFINS

Subsidiary CGTF was assessed by Brazilian IRS for differences between the amounts of PIS and COFINS declared and those carried in the periods November 2003 and February to November 2004. Subsidiary Endesa Fortaleza - CGTF appealed (requests for clarification) against the decision of the Board of Tax Appeals, which is currently pending judgment. The updated amount of the tax assessment is R$62,340 (R$58,179 in December 2009).

CIDE

Subsidiary CGTF was assessed by Brazilian IRS for collection of CIDE supposedly due in payments abroad in the period 2002 to 2005 for the fulfillment of contracts for technical and administrative services, in the updated amount of R$959 CGTF filed its defense, which is pending first level administrative judgment.

Subsidiary CIEN

PIS/COFINS

The National Finance Department has filed two tax foreclosure proceedings for the collection of PIS and COFINS debts, subject matter of tax offset processes performed by the subsidiary, in the updated amounts of R$944 and R$5,771.

In relation to the first tax foreclosure proceeding, the subsidiary filed its defense (motion to stay execution). The National Finance Department canceled one of the debts collected, reason why the contingency amount was reduced. On October 3, 2011, a ruling was rendered dismissing the motion to stay execution filed by CIEN. On October 18, 2011, CIEN lodged an appeal which is pending second level decision.

In relation to the second tax foreclosure proceeding, the subsidiary filed its defense (motion to stay execution), which is pending lower court decision.

Additionally, Brazilian IRS issued a tax assessment on the same subject, in the amount of R$4,234, against which CIEN filed an opposition. On June 21, 2011, CIEN was notified of the first level administrative decision which accepted the arguments presented in the opposition and cancelled the notice of violation. Considering that the referred to decision follows STF decision (Binding Abstract No. 8), no appeal was lodged against it.

IRPJ/CSLL

Brazilian IRS issued a notice of violation on December 29, 2008 to collect IRPJ and CSLL relating to tax underpayments in 2003, totaling R$26,188, adjusted by Selic rate. Subsidiary CIEN joined the installment payment program to pay the partial amount of the tax notice and filed an opposition against the portion relating to the collection of fine in December 2003, amounting to R$6,040. With respect to the contested portion, on March 31, 2011, subsidiary CIEN was notified of the first level administrative decision which dismissed the opposition. On May 2, 2011, CIEN filed an appeal, which is pending second level administrative decision. The updated contested amount is R$7,844.

ICMS - Rate differential

In January 2008, the State of Rio Grande do Sul filed a tax foreclosure proceeding in the amount of R$14,696, to collect the rate differential levied, in February, March and April 2001, on goods imported by the head office of subsidiary CIEN, located in Rio de Janeiro, and transferred by it to the branch located in the State of Rio Grande do Sul, for the manufacture and assembly of the power converter station in the municipality of Garruchos. In June 2010 a first level decision was rendered against subsidiary CIEN, dismissing the motion to stay execution. Subsidiary CIEN filed an appeal, which in December 2010 was upheld. On January 17, 2011, the Finance Department filed an appeal (request for clarification) that was rejected. On April 15, 2011, the Finance Department filed a special appeal. On August 30, 2011, a decision was rendered which dismissed the special appeal. The Finance Department lodged a new appeal, which is pending judgment.

d)                  Other cases

Subsidiary Ampla Energia

Small Claims - The main proceedings filed with the Special Civil Court are related to the following: temporary interruption and fluctuation of energy, energy theft, energy supply disconnection, increase in electricity bill, products (insurance), indemnification for damaged devices and Serasa.

Subsidiary CIEN

Tractebel

Tractebel filed a lawsuit alleging breach by subsidiary CIEN of the “Agreement for Purchase and Sale of 300 MW of firm capacity and associated energy from Argentina” entered into on October 20, 1999, between subsidiary CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul), Tractebel being its successor.

In the lawsuit, Tractebel seeks payment by subsidiary CIEN of termination fine in the estimated amount of R$117,000 (R$148,282 in 2010), plus penalties allegedly applicable due to lack of “firm capacity and associated energy”, of which the amounts would be determined in liquidation of judgment phase and which cannot be estimated at this time. In the lawsuit, Tractebel has ignored the existence of the notorious crisis in Argentina, which took place as from 2005, its effects on the referred to contract and the reiterated position of the relevant Brazilian authorities that released subsidiary CIEN, and its customers, including Tractebel, from regulatory penalties, recognizing that the crisis in Argentina was an unforeseen fact beyond the control of subsidiary CIEN. Subsidiary CIEN challenged the action by invoking force majeure event impeding fulfillment of the agreement. After successive presentation of positions by the parties, the case was referred for examination by the judge. We are awaiting beginning of the finding of facts phase.

Furnas

Furnas filed a lawsuit alleging breach of the “Firm Capacity and Related Energy Contract”, entered into on May 5, 1998, for the purchase of 700 MW from Argentina. In the lawsuit, Furnas seeks payment by subsidiary CIEN of termination fine in the estimated amount of R$520,000 (R$589,899 in 2010) and payment of indemnification and penalties of which the amounts would be determined in the liquidation of judgment phase and which cannot be estimated at this time. In the lawsuit, Furnas ignored the existence of a notorious crisis in Argentina, which took place as from 2005, its effects on the contract and the reiterated positions of the relevant Brazilian authorities that released subsidiary CIEN, and its customers, including Furnas, from the regulatory penalties, recognizing that the crisis in Argentina was an unforeseen fact beyond the control of subsidiary CIEN.

Subsidiary CIEN challenged the action by invoking force majeure event impeding fulfillment of the contract. After successive manifestation of positions by the parties and the presentation of reasonable evidence, the lawsuit is pending judgment.

27.           OTHER OBLIGATIONS

	12/31/2011	12/31/2010

Third-party collection	1,044	4,381
Advances from customers	2,226	4,319
Return - Municipalities	4,388	5,968
Fines in installments	3,507	8,443
Transfer	3,408	770
Transfer - Prátil	3,418	—
Global Reversal Reserve	5,441	—
Personnel	1,080	—
Pension fund	1,086	—
PROVIN benefit	3,041	—
ANEEL penalty	2,581	—
ANEEL inspection fee	1,636	—
Provision for Research & Development	—	14,051
Estimate obligations	9,777	9,820
Third-party services	—	1,953
Swap	—	2,897
Others	7,812	22,152
Total	50,445	75,893

Current	41,701	44,530
Non-current	8,744	31,363

28.           EQUITY

a)         Capital

At December 31, 2011 and 2010, fully subscribed and paid-in capital is represented by 170,877,378 voting common shares with no par value.

At December 31, 2011 and 2010, the Company’s equity holding breaks down as follows:

	12/31/2011		12/31/2010
Stockholders	Number of common shares	% Equity participation	Number of common shares	% Equity participation

Empresa Nacional de Electricidad S.A.	60,299,607	35.29	60,299,607	35.29
Endesa Latinoamérica S.A.	47,354,669	27.71	47,354,669	27.71
Enersis S.A.	36,677,243	21.47	36,677,243	21.47
Chilectra S.A.	7,742,714	4.53	7,742,714	4.53
Chilectra Inversud S.A.	7,227,787	4.23	7,227,787	4.23
Edegel S.A.	6,957,053	4.07	6,957,053	4.07
Grupo Endesa	166,259,073	97.30	166,259,073	97.30

International Finance Corporation - IFC	—	—	4,618,298	2.70
Treasury stock	4,618,298	2.70	—	—
Advisors	7	—	7	—
Other	4,618,305	2.70	4,618,305	2.70
Total	170,877,378	100.00	170,877,378	100.00

On June 27, 2006, the Board of Directors of Endesa Brasil approved the Company’s capital increase upon issuance of 4,618,298 new common shares, all registered and with no par value, due to the subscription made by the International Financing Corporation (IFC), the total amount of which was R$111,025.

The Company entered into an agreement with IFC containing the following clauses:

•                      Put option of shares acquired by IFC for the Company or the sponsors.

•                      Guarantee on return on invested capital;

•                      Three-year term, as from 2006, for the Company’s IPO, of which the failure to do so obliges Endesa Brasil, for a five-year term and prior IFC request, to purchase the shares referring to invested capital, monetarily restated according to the specific calculation described in the instrument agreed by the parties.

Due to the Company’s agreement and legal obligation with IFC, this payment of capital was initially recorded as a capital increase, with credit stated under the capital account, and afterwards was recorded reducing that account (shares redeemable in the future), the matching entry was an obligation under liabilities, reflecting the Company’s obligation at the end of the agreement term.

On October 15, 2010, Endesa Brasil was notified that IFC would exercise its put option before Endesa Brasil and its shareholders by the amount of R$184,065. This amount was recorded under current liabilities and was paid by Endesa Brasil on behalf of its shareholders on January 5, 2011.

b)                  Legal reserve

The Company’s Articles of Association sets forth that 5% of the annual net income will be used to set up legal reserve, which shall not exceed 20% of the Company’s capital.

c)                   Working capital reinforcement

As provided for by the Company’s Articles of Association, Management destined the remaining income of the year, which amounts R$598,797, to set up a statutory reserve denominated as working capital reinforcement. The statutory reserve limits are in accordance with those set forth by the Brazilian Corporation Law.

d)                  Dividends

After approval at the Annual and Special Shareholders’ Meeting of June 28, 2011, the Company paid minimum dividends of R$169,061 and additional dividends of R$507,183 referring to 2010.

On November 23, 2011, the Company’s Board of Directors decided to allocate dividends in the amount of R$163,258 as advanced profit distribution for 2011, in the form of interim dividends, as provided for the Company’s articles of incorporation.

The Company’s articles of incorporation establish minimum dividends of 25%, calculated on annual net income, adjusted according to article 202 of Law Nº 6404/76, and supplemented the minimum mandatory dividends by R$36,341, totaling the amount of R$199,599.

	12/31/2011	12/31/2010	12/31/2009

Net income for the year	871,135	747,481	683,737
Reversal of prescribed dividends	162	26	—
Loss absorption	(63,917)	(70,384)	—
Loss in subsidiary investment	(1,676)	—	—
Realization of fair value adjustment of subsidiary’s fixed assets	34,713	34,713	—
(-) Legal reserve	(42,021)	(35,592)	(34,187)
Adjusted net income for the year	798,396	676,244	649,550
Proposed dividends
Interim dividends	163,258	—	—
Complement to minimum mandatory dividends	36,341	169,091	162,387
Total of minimum mandatory dividends (25%)	199,599	169,091	162,387
Supplementary dividends	—	507,183	276,923
Statutory reserve for working capital	598,797	—	210,240

e)                   Capital reserve

In 2005, shareholders increased the capital of Endesa Brasil S.A. through investments in its current subsidiaries. This capital increase was divided into paid-up capital and capital reserve - Goodwill at the amount exceeding the value attributed to capital.

f)                    Other comprehensive income

f.1)         Other comprehensive income - actuarial gains and losses

Pursuant to Accounting Pronouncement CPC 33 - Employee Benefits (“CPC 33”), actuarial gains and losses are generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans and actuarial commitments referring to the health plan must be recognized under other comprehensive income.

At December 31, 2011, the debit balance recorded by the Endesa Group in this account was of R$205,740 (debit balance of R$156,857 at December 31, 2010).

f.2)         Other comprehensive income - accumulated translation adjustment

Pursuant to CVM Rule No. 640, of October 7, 2010, which approved CPC 02(R2) - Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements (“CPC 02”), which determines that adjustments from foreign exchange variations of investments abroad be recognized in the Company’s equity, the Company established the accumulated translation adjustment account, arising from translation of the financial statements of the subsidiaries abroad, Compañia de Transmisión Del Mercosul S.A. - CTM and Transportadora de Energia S.A. - TESA.

At December 31, 2011, the credit balance recorded by the Endesa Group in this account was of R$118 (debit balance of R$259 at December 31, 2010).

29.           COMMITMENTS

The Group’s main long-term-contract-related commitments are as follows:

COELCE

	Effective up to	2012	2013	2014	2015	2016	After 2016	Total

CGTF	2023	505,669	520,589	550,266	562,612	576,812	4,406,445	7,122,393
Proinfa	2025	35,078	35,555	36,039	36,529	37,026	356,749	536,976
Energy Works	2013	34	35	—	—	—	—	69
Wind Energy - Wobben	2018	3,669	3,821	3,993	4,172	4,371	9,314	29,340
1st LEE - Product 2005	2012	180,343	187,044	194,526	202,307	210,976	929,865	1,905,061
1st LEE - Product 2006	2013	163,500	169,576	176,359	183,413	191,272	1,075,099	1,959,219
1st LEE - Product 2007	2014	37,363	38,752	40,302	41,914	43,710	300,838	502,879
2nd LEE - Product 2008	2015	38,012	39,425	41,002	42,642	44,469	364,421	569,971
4th LEE - Product 2009	2016	6,199	6,430	6,687	6,954	7,252	69,356	102,878
1th LEN - Product 2008	2037	61,760	64,055	66,617	69,282	72,251	732,698	1,066,663
1st LEN - Product 2009	2038	31,157	32,315	33,608	34,952	36,450	371,142	539,624
1st LEN - Product 2010	2039	96,830	100,428	104,445	108,623	113,277	2,718,826	3,242,429
2nd LEN - Product 2009	2038	39,587	41,058	42,700	44,408	46,311	1,216,257	1,430,321
3rd LEN - Product 2011	2040	58,412	60,583	63,006	65,526	68,334	1,792,342	2,108,203
5th LEE - Product 2007	2014	1,277	1,324	1,377	1,432	1,494	10,280	17,184
4th LEN - Product 2010	2024	13,568	14,072	14,635	15,220	15,873	151,797	225,165
5th LEN - Product 2012	2041	101,072	104,828	109,021	113,381	118,240	2,598,085	3,144,627
Santo Antônio Auction - Product 2012	2041	117	10,901	28,866	45,023	48,648	2,102,716	2,236,271
Jirau Auction - Product 2013	2042	—	4,609	8,948	13,026	16,140	742,240	784,963
6th LEN - Product 2011	2025	25,226	26,163	27,210	28,298	29,511	324,113	460,521
7th LEN - Product 2013	2042	—	60,913	63,349	65,883	68,706	1,020,921	1,279,772
Belo Monte Auction	2044	—	—	—	3,226	51,245	7,400,646	7,455,117
10th New Energy Auction	2045	—	—	—	17,856	18,622	965,750	1,002,228
11th Len - Product 2015	2044	—	—	—	35,054	36,556	1,895,873	1,967,483
12th LEN Product 2014	2043	—	—	89,294	103,326	107,754	3,007,249	3,307,623
Total		1,398,873	1,522,476	1,702,250	1,845,059	1,965,300	34,563,022	42,996,980

Ampla Energia

	Effective up to	2012	2013	2014	2015	2016	After 2016	Total

ITAIPU	2023	195,188	203,971	213,150	222,742	232,765	6,750,184	7,818,000
PROINFA	2030	52,189	54,538	56,992	59,557	62,237	3,734,647	4,020,160
ENERTRADE	2022	45,259	47,295	49,424	51,648	53,972	378,837	626,435
CCEAR 2005	2012	268,770	—	—	—	—	—	268,770
CCEAR 2006	2013	251,570	262,890	—	—	—	—	514,460
CCEAR 2007	2014	44,853	46,872	48,981	—	—	—	140,706
CCEAR 2007 - Existing Energy (A-1)	2014	6,097	6,372	6,658	—	—	—	19,127
CCEAR 2008 - Existing Energy	2015	76,168	79,595	83,177	86,920	—	—	325,860
CCEAR 2009 - Existing Energy	2016	42,191	44,089	46,073	48,146	50,313	—	230,812
CCEAR 2008 - New Energy	2022/2037	20,275	21,188	22,141	23,137	24,179	233,204	344,124
CCEAR 2009 - New Energy	2023/2038	22,148	23,144	24,186	25,274	26,412	271,999	393,163
CCEAR 2009 - New Energy (A-3)	2023/2038	33,677	35,193	36,776	38,431	40,161	1,105,404	1,289,642
CCEAR 2010 - New Energy	2024/2039	84,746	88,560	92,545	96,710	101,062	2,527,968	2,991,591
CCEAR 2011 - New Energy	2025/2040	45,293	47,331	49,461	51,687	54,013	1,452,214	1,699,999
CCEAR 2010 - New Energy (A-3)	2024	9,022	9,428	9,852	10,295	10,758	105,455	154,810
CCEAR 2012 - New Energy (A-5)	2026/2041	111,586	116,607	121,854	127,338	133,068	3,102,593	3,713,046
CCEAR 2011 - New Energy (A-3)	2025	31,191	32,595	34,062	35,595	37,196	419,880	590,519
CCEAR 2013 - New Energy (A-5)	2027/2042	—	422,618	441,636	461,510	482,278	7,429,416	9,237,458
CCEAR 2012 - New Energy (UHE Santo Antonio)	2041	128	11,970	31,850	49,915	54,193	2,523,812	2,671,868
CCEAR 2013 - New Energy (UHE Jirau)	2042	—	30,768	60,016	87,790	109,303	5,433,574	5,721,451
CCEAR 2016 - New Energy (A-5)	2035/2045	—	—	—	—	20,403	741,338	761,741
Total		1,340,351	1,585,024	1,428,834	1,476,695	1,492,313	36,210,525	43,533,742

The amounts related to contracts for purchase of electricity represent the total amount contract by the current price at the end of 2011, approved by ANEEL.

CDSA

The subsidiary CDSA maintains the following commitments of electricity supply entered into with free customers and distributors through Contracts of Purchase and Sale of Electricity under Regulated Environment (CCAR) (in thousands):

Commitments

2012	498,810
2013	477,480
2014	551,579
2015	617,242
Total	2,145,111

CGTF

CGTF maintains the following electricity supply commitments entered into with the related party COELCE, given that they have an exclusive long-term electricity supply contract (amounts in thousands of reais):

	2012	2013	2014	2015	2016

Gross revenue	615,203	651,357	682,991	709,972	736,630
Net revenue	449,096	475,484	498,592	518,282	537,731

30.           POST-EMPLOYMENT BENEFITS

COELCE

The subsidiary COELCE sponsors a pension fund managed by COELCE Social Security Foundation (FAELCE), a non-profit closely-held entity of private law for supplementary private pension plan.  This Foundation manages two benefit plans: one is a defined benefit plan (BD Plan), the main purpose of which is supplementing the benefits to which it is entitled, such as social security insured parties and COELCE employees; and a defined contribution plan (CD Plan), the main purpose of which is granting benefits from accumulated reserves on behalf of the participants.

The plans managed by subsidiary COELCE have the following key characteristics:

a)                  Defined Contribution Plan (CD)

The Subsidiary makes monthly contributions for CD Plan amounting the same as the participants’ contributions. The contribution amount varies according to the remunerations, given that its calculation is based on the rates of 2.5%, 4.0% and 9.0% applied on a “cascade” basis.

b)                  Defined Benefit Plan (BD)

The BD plan is under the capitalization financial regime for retirement, pension and aid benefits.

The benefit plan is covered by contributions from participants and the sponsor. The Company makes monthly contributions to BD Plan at a 4.45% payroll rate of all its employees and participant managing officers to cover the ordinary cost and at a 2.84% rate on the ratio (not below the unit) between the number of FAELCE employees and participant managing officers at July 31, 1997, and the number of participant employees on the reporting month of amortizing supplementary contribution, being this supplementary contribution in effect for 22 years and 6 months as from July 1997. In addition to this percentage, the sponsor is responsible for paying the administrative expenses of said entity’s social security activities.

Plan benefits include:

•                      Supplement to disability retirement;

•                      Supplement to retirement for contribution time;

•                      Supplement to retirement by age;

•                      Supplement to special retirement;

•                      Supplement to reclusion support;

•                      Supplement to pension for death;

•                      Supplement to annual bonus.

The mathematical calculation referring to supplementary retirement and pension benefits of BD plan adopts the projected unit credit.

On June 30, 1999, a debt contract was executed, thus consolidating all debts from retentions and delays on transfer of obligations and financial charges by the Subsidiary. On June 30, 2007, a third amendment was executed, according to CGPC Resolution No. 17/96 of the Ministry of Social Security, under the following conditions:

•                      Deadline for full payment: 14 half-yearly, successive installments starting at December 31, 2007 and ending at June 30, 2014.  Up to December 31, 2011, the Subsidiary paid 9 amortization installments, leaving an outstanding balance of R$35,364 (R$37,640 in 2010), given that R$11,418 (R$10,752 in 2010) is recorded under current liabilities and R$23,946 (R$26,885 in 2010) is recorded under non-current liabilities.

•                      Interest is paid on a monthly and successive basis, restated at INPC rate.

•                      The principal amount is amortized on a half-yearly basis, calculated based on the debt balance of each month, following the restatement at INPC rate.

Ampla Energia

The subsidiary Ampla Energia sponsors a pension fund managed by Ampla Social Security Foundation (BRASILETROS), a non-profit closely-held entity of private law for supplementary private pension plan. This Foundation manages two benefit plans: one is a defined benefit plan (Supplementary Retirement Plan - PCA), the main purpose of which is supplementing the benefits to which it is entitled, such as social security insured parties and the Subsidiary’s employees; and a defined contribution plan (Variable Contribution Retirement Plan - PACV), the main purpose of which is granting benefits from accumulated reserves on behalf of the participants.

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees. The balance recorded at December 31, 2011, amounting to R$529,230 (R$365,312 in 2010) corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

The plans managed by subsidiary have the following key characteristics:

Supplementary Retirement Plan - PCA (Defined Benefit)

Sponsor

Contributes with 5.56% of the payroll, out of which 1.59% is destined to cover benefits and 3.97% to administrative expenses.

Active participants

The contribution corresponds to cumulative percentages in accordance with salary range, and based on the social security maximum limit, ranging from 1.75% to 10% of the salary.

Assisted participants

This contribution is set on an annual basis, based on the funding plan, which currently corresponds to the same cumulative percentages effective to the active participants.

At December 31, 2001, the Subsidiary recorded actuarial deficit amounting to R$118,221, presented in the Supplementary Retirement Plan (PCA), in accordance with CVM Rule No. 371 of December 13, 2000. This deficit was supported by the contracted executed on January 1, 2002 with BRASILETROS, setting forth that the this deficit would be amortized within 20 years with a grace period of 2 and a half years at a 6% interest rate per annum, plus INPV variations. The restated contractual balance at December 31, 2011 is R$280,283 (R$219,694 in 2010).

Variable Contribution Retirement Plan - PACV (Defined Contribution)

Sponsor

Contributes with 4.16% of the active participants’ payroll, out of which 0.19% is destined to cover benefits and 3.97% to administrative expenses.

Active participants

PACV active participants shall make the contribution described in the Plan Rules, given that the average percentage calculated based on the PACV active population at the evaluation base date is equivalent to 4.77% of the PACV active participants’ payroll.

Retiree’s health care plan (PAMA)

Ampla is obliged to grant health care benefits only to former employees who were dismissed up to December 31, 1997 and who evidenced their absence through the public pension system. These benefits are optional and covered by the Company and the users on a pre-paid basis.

The amounts recognized in the balance sheets arising from liabilities related to the benefit plans are as follows:

	12/31/2011
	Ampla				Coelce	Consolidated
Reconciliation of assets (liabilities)	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations	(694,051)	(121,286)	(248,942)	(1,064,279)	(714,290)	(1,778,569)
Fair value of assets	413,763	126,047	—	539,810	739,088	1,278,898
Asset recognition restriction	—	(4,761)	—	(4,761)	(24,798)	(29,559)
IFRIC 14 effect	—	—	—	—	(35,364)	(35,364)
Actuarial asset/(liability)	(280,288)	—	(248,942)	(529,230)	(35,364)	(564,594)

	12/31/2010
	Ampla				Coelce	Consolidated
Reconciliation of assets (liabilities)	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations	(653,709)	(169,519)	(145,518)	(968,746)	(660,876)	(1,629,622)
Fair value of assets	434,015	189,495	—	623,510	679,082	1,302,592
Asset recognition restriction	—	(19,976)	—	(19,976)	(6,317)	(26,293)
Actuarial asset/(liability)	(219,694)	—	(145,518)	(365,212)	11,889	(353,323)

Changes in net actuarial liabilities:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	(653,709)	(169,519)	(145,518)	(968,746)	(660,876)	(1,629,622)
Cost of current services	33	(3,645)	—	(3,612)	(1,327)	(4,939)
Interests cost	(65,787)	(17,737)	(14,851)	(98,375)	(67,098)	(165,473)
Participants’ contribution	(27)	—	—	(27)	(4,409)	(4,436)
Actuarial gains(loss)	(28,783)	60,833	(101,249)	(69,199)	(28,112)	(97,311)
Benefits paid	54,222	8,782	12,676	75,680	47,532	123,212
Present value of actuarial obligations	(694,051)	(121,286)	(248,942)	(1,064,279)	(714,290)	(1,778,569)

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	(554,814)	(154,314)	(94,284)	(803,412)	(597,001)	(1,400,413)
Expected return of the plans’ assets	70	(3,549)	—	(3,479)	(2,063)	(5,542)
Actuarial gains(loss)	(62,106)	(17,439)	(10,545)	(90,090)	(55,661)	(145,751)
Sponsors’ contribution	(33)	(3,083)	—	(3,116)	(1,931)	(5,047)
Participants’ contribution	(88,667)	(3,180)	(47,613)	(139,460)	(45,437)	(184,897)
Benefits paid	51,841	12,046	6,924	70,811	41,217	112,028
Present value of actuarial obligations	(653,709)	(169,519)	(145,518)	(968,746)	(660,876)	(1,629,622)

Changes in fair value of retirement and health care plan assets:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	434,015	189,495	—	623,510	679,082	1,302,592
Expected return of the plans’ assets	50,406	22,586	—	72,992	80,244	153,236
Actuarial gains(loss)	(37,962)	(77,344)	—	(115,306)	10,148	(105,158)
Sponsors’ contribution	21,499	92	(12,676)	8,915	12,737	21,652
Participants’ contribution	27	—	12,676	12,703	4,409	17,112
Benefits paid	(54,222)	(8,782)	—	(63,004)	(47,532)	(110,536)
Present value of actuarial obligations	413,763	126,047	—	539,810	739,088	1,278,898

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	416,952	178,623	—	595,575	592,957	1,188,532
Expected return of the plans’ assets	52,166	23,846	—	76,012	66,430	142,442
Actuarial gains(loss)	(4,381)	(7,114)	—	(11,495)	41,518	30,023
Sponsors’ contribution	21,086	3,103	(6,988)	17,201	17,463	34,664
Participants’ contribution	33	3,083	6,988	10,104	1,931	12,035
Benefits paid	(51,841)	(12,046)	—	(63,887)	(41,217)	(105,104)
Present value of actuarial obligations	434,015	189,495	—	623,510	679,082	1,302,592
Recognized restrictions	—	(19,976)	—	(19,976)	—	(19,976)
Actuarial gains(loss)	434,015	169,519	—	603,534	679,082	1,282,616

Total expenses realized in 2011, 2010 and 2009:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Cost of current services	(33)	3,645	—	3,612	1,327	4,939
Interests’ cost	65,787	17,737	14,851	98,375	67,098	165,473
Expected return of the plans’ assets	(50,406)	(22,586)	—	(72,992)	(80,244)	(153,236)
Total expenses (revenues)	15,348	(1,204)	14,851	28,995	(11,819)	17,176

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Cost of current services	(70)	3,549	—	3,479	2,063	5,542
Interests’ cost	62,106	17,439	10,545	90,090	55,661	145,751
Expected return of the plans’ assets	(52,166)	(23,846)	—	(76,012)	(66,430)	(142,442)
Total expenses (revenues)	9,870	(2,858)	10,545	17,557	(8,706)	8,851

	12/31/2009
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Cost of current services	89	3,642	—	3,731	1,971	5,702
Interests’ cost	63,619	17,653	10,422	91,694	51,484	143,178
Expected return of the plans’ assets	(47,314)	(20,783)	—	(68,097)	(46,694)	(142,443)
Total expenses (revenues)	16,394	512	10,422	27,328	8.663	8,283

Other comprehensive income:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Actuarial loss	(66,740)	(78,640)	(101,249)	(246,629)	(17,964)	(264,593)
Adjustments from previous years	—	—	—	—	6,307	6,307
Variation on assets recognition restriction	—	77,344	—	77,344	(24,798)	52,546
Total of other comprehensive income	(66,740)	(1,296)	(101,249)	(169,285)	(36,455)	(205,740)

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Actuarial loss	(93,048)	(10.294)	(47,613)	(150,955)	(3,919)	(154,874)
Change in the effect of asset ceiling	—	4,334	—	4,334	(6,317)	(1,983)
Transfer to profit / (loss)	—	—	—	—	10,236	10,236
Total of other comprehensive income	(93,048)	(5,960)	(47,613)	(146,621)	—	(146,621)

	12/31/2009
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Actuarial loss	(1,604)	11,266	(8,303)	1,359	(4,044)	(2,685)
Adjustments from previous years	—	(20,552)	—	(20,552)	—	(20,552)
Transfer to profit / (loss)	—	—	—	—	4,044	4,044
Total of other comprehensive income	(1,604)	(9,286)	(8,303)	(19,193)	—	(19,193)

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Actuarial loss	(93,048)	(10,294)	(47,613)	(150,955)	(3,919)	(154,874)
Adjustments from previous years
Variation on assets recognition restriction	—	4,334	—	4,334	(6,317)	(1,983)
Total of other comprehensive income	(93,048)	(5,960)	(47,613)	(146,621)	(10,236)	(156,857)

The main actuarial assumptions and economic hypotheses adopted by the independent actuarial for evaluation, effective at December 31, 2011, are:

Main actuarial premises	Retirement Complementation Plan - PCA	Variable Contribution Retirement Plan - PACV	Medical Assistance Plan

Discount rate to evaluate the current service cost and the total actuarial liability	10.50%	10.50%	10.50%
Expected return rate of the plans’ assets	11.10%	11.10%	N/A
Salary growth rate	6.59%	6.59%	N/A
Expected inflation rate	4.50%	4.50%	4.50%
Readjustments of benefits granted	4.50%	4.50%	N/A
Overall mortality table (qx)	AT-2000 basic	AT-2000 basic	AT-2000 basic
Mortality rate table of invalids	AT-49’s qx (+6)	AT-49’s qx (+6)	N/A

Actuarial gains and losses are recognized by the Sponsor Company at the limits provided for by CPC 33 - Post-Employment Benefits. All gains or losses are recognized under a specific Equity account. These gains or losses include changes in balances of assets and liabilities arising from post-employment obligations. Assets are recognized when it is probable that they will be realized in favor of the Company and when it is possible that the Company reasonably estimates their probable realization value.

The management of subsidiaries COELCE and Ampla Energia estimates, based on reports prepared by an outside actuarial, that total contribution commitments of the sponsor for the plans in force in 2012 amount to R$12,292 and R$37,473, respectively.

31.           INCOME AND SOCIAL CONTRIBUTION TAXES

The reconciliation of provision for income and social contribution taxes, calculated at tax rate, with the amounts in the income statements is as follows:

Description	12/31/2011	12/31/2010	12/31/2009

Income before income taxes	1,612,295	1,399,944	1,527,286
Nominal rate	548,180	475,981	519,277

Permanent additions
Profit participations (Management)	2,032	1,627	—
Management’s bonus	348	223	—
CTM and TESA’s taxes	56	—	—
Profits on foreign investees - CTM	—	623	—
Donations	310	361	—
Indirect benefits	124	167	—
Nondeductible fines	2	1,323	—
Monetary restatement on provisions for tax, civil and labor risks	72	47	—
Depreciation in accordance to Law 8200	205	216	—
Losses	9,107	—	—
Losses on accounts receivable - reversal of provision for bad debt	19,043	—	—
Nondeductible fines — various	732	—	—
Fringe benefits - depreciation of vehicles	1	2	—
Nondeductible donations	13	57	—
Tax loss carryforwards not recognized as assets	29,251	26,069	22,079
	61,296	30,715	22,079
Permanent exclusions
Tax notice 104/2009 - Coelce Plus	(2,329)	(15)	—
Amortization of goodwill and reversal of provision	(7,573)	(8,274)	(13,698)
Equity pickup tax effect	—	—	—
Net effect of subsidiaries taxed by presumed profit	(78,582)	(63,341)	(39,621)
Charges on obligations with IFC	—	(2,066)	6,678
Revenue on cost of investments	—	(300)	—
Actuarial gains	(8,897)	—	—
	(97,381)	(73,996)	(46,641)
Permanent deductions
Exploitation profit	(108,166)	(126,230)	(115,837)
PAT tax benefit	(1,955)	(1,951)	—
Additional of income taxes	(96)	(96)	—
	(110,217)	(128,277)	(115,837)
Other
Tax benefit ADENE - adjustment	—	(1,291)	—
Provision for tax, civil and labor risks — ICMS	(4,961)	—	—
Adjustment on provision for tax, civil and labor risks — IRPJ and CSLL	5,559	—	—
Differences on foreign subsidiaries	(1,227)
Other	7,525	11,378	19,790
	6,896	10,087	19,790

IRPJ/CSSL current on income statement	412,424	370,595	327,295
IRPJ/CSSL deferred on income statement	62,679	22,073	131,180
Tax incentives	(66.329)	(78.158)	(59,807)
Effective rate	408,774	314,510	398,668

The subsidiaries Ampla Investimentos and Investluz have income and social contribution tax losses amounting to R$86,032; since they are holding companies whose main income arises from equity pickup, these subsidiaries do not set up deferred tax credits.

Income and social contribution calculation bases of subsidiary CDSA were determined upon application of 8% and 12% rates, respectively, on gross income, according to the determination rules under taxable profit as a percentage of gross sales, adopted by this subsidiary CDSA, according to liberality provided by Law No. 9964 of April 10, 2000, for those taxpayers entering into the Tax Recovery Program (REFIS).

Income tax was calculated at a 15% rate, plus 10% surtax and social contribution tax of 9%.

32.           NET REVENUE

Electricity supply breakdown by class of consumers is as follows:

	Number of consumers (Unaudited)			MWh (Unaudited)			R$
	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009
Invoiced supply-
Residential	3,362,496	4,417,977	4,316,642	5,699,826	6,942,667	6,431,371	3,045,198	3,166,891	2,930,806
Residential - low income	1,122,859			1,487,933	—		387,228	—
Industrial	10,682	10,637	10,682	2,651,145	2,800,331	2,490,636	915,505	947,147	898,536
Commercial, services and others	311,052	304,057	298,735	3,605,389	3,510,205	3,342,781	1,788,224	1,719,591	1,629,767
Rural	457,745	385,780	380,510	1,057,623	1,121,510	939,714	246,023	248,800	206,809
Government	43,697	42,613	41,387	914,469	884,333	812,743	448,813	429,938	382,000
Public lighting	3,283	9,037	7,887	732,899	853,423	831,866	218,820	244,111	233,159
Public services	9,980	2,917	2,733	707,883	546,764	514,892	204,940	158,030	148,538
Own consumption	—	331	320	—	21,517	21,801	—	7,715	8,050
Revenues from over demand and reactive excess	—	—	—	—	—	—	(12,934)
	5,321,794	5,173,349	5,058,896	16,857,167	16,680,750	15,385,804	7,241,817	6,922,223	6,437,665
(+) Reversal of provision for rebilling prefectures	—	—	—	—	—	—	—	(841)	873
Unbilled supply	—	—	—	—	—	—	(24,802)	11,422	32,303
Consumers, concessionaires and authorized parties	—	—	—	—	—	—	7,217,015	6,932,804	6,470,841
Electricity supply	14	—	—	404,663	—	—	663,235	581,741	367,030
Low-income	—	—	—	—	—	—	266,106	379,363	359,065
Short-term electricity	—	—	—	—	—	—	13,125	—	—
Revenue from use of electricity grid - free consumers - resale	37	19	14	—	—	—	367,389	80,518	56,651
Revenue from over demand and reactive excess - Free customers	—	—	—	—	—	—	289	—	—
Network availability	—	—	—	—	—		20,641	538,330	516,858
Revenue from construction	—	—	—	—	—	—	619,135	823,962	614,202
Other revenue	—	—	—	—	—	—	158,532	145,045	204,546
Gross operating revenue	—	—	—	—	—	—	9,325,467	9,481,763	8,589,193
(-) Revenue deductions	—	—	—	—	—	—
State VAT (ICMS)	—	—	—	—	—	—	(1,855,960)	(1,741,693)	(1,601,037)
Contribution Tax on Gross Revenue for Social Integration Program (PIS)	—	—	—	—	—	—	(63,276)	(94,855)	(77,420)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	—	—	—	—	—	—	(295,519)	(440,807)	(363,107)
Service tax (ISS)	—	—	—	—	—	—	(3,141)	(3,300)	(2,498)
Quota for reversal global reserve	—	—	—	—	—	—	(116,268)	(97,464)	(100,380)
CCC/CDE Subventions	—	—	—	—	—	—	(333,426)	(297,775)	(220,760)
R&D and energy effectiveness	—	—	—	—	—	—	(42,607)	(67,941)	(54,193)
Ex-Isolated charges	—	—	—	—	—	—	(8,249)	(8,046)	—
Other taxes and contributions on revenue	—	—	—	—	—	—	(27,749)	(27,342)	(18,519)
Total revenue deductions	—	—	—	—	—	—	(2,746,195)	(2,779,223)	(2,437,914)
Total	5,321,845	5,173,368	5,058,910	17,261,830	16,680,750	15,385,804	6,579,272	6,702,540	6,151,279

33.           OPERATING COSTS AND EXPENSES

Operating expenses breakdown according to their nature is as follows:

	12/31/2011					12/31/2010	12/31/2009
Description	Cost of service	Selling expenses	General and administrative expenses	Others	Total	Total	Total

Personal (including private pension plan)	(178,434)	(4,145)	(138,998)	—	(321,577)	(293,551)	(297,237)
Material	(20,160)	(4,640)	(2,003)	—	(26,803)	(22,775)	(39,039)
Raw material and inputs for electricity production	(120,512)	—	—	—	(120,512)	(133,411)	(85,389)
Third-party services	(411,179)	(9,600)	(70,031)	—	(490,810)	(486,243)	(464,465)
Electricity purchased for resale	(2,065,576)	—	—	—	(2,065,576)	(1,958,597)	(1,829,185)
Transmission system charges	(383,374)	—	—	—	(383,374)	(417,460)	(329,048)
System service charges	(57,411)	—	—	—	(57,411)	(46,568)	(83,252)
Asset retirement costs	(8,494)	—	(280)	—	(8,774)	—
Depreciation and amortization	(443,053)	—	(9,788)	—	(452,841)	(541,121)	(458,429)
Financial offsetting or use of water resources	(15,959)	—	—	—	(15,959)	(15,737)	(11,936)
Deactivation losses	(15,362)	—	—	—	(15,362)	(16,770)	(7,523)
Accrual for doubtful accounts - customers, net	—	(41,136)	—	—	(41,136)	(164,796)	(44,066)
Accrual for doubtful accounts - other receivables, net	—	1,513	(88,905)	—	(87,392)	115	(809)
Provision for tax, civil and labor contingencies	—	—	(21,653)	(6,509)	(28,162)	(21,541)	14,298
ANEEL inspection fee	(8,866)	—		(4,594)	(13,460)	(14,331)	(13,725)
Construction cost	(619,135)	—	—	—	(619,135)	(823,962)	(613,963)
Amortization and reversal of incorporation goodwill	—	—	—	(29,518)	(29,518)	(32,253)	(35,240)
Equity pickup	—	—	—	—	—	—	—
Other operating costs/expenses	(10,349)	3,912	(37,813)	(2,412)	(46,662)	(59,879)	(99,596)

Total	(4,357,864)	(54,096)	(369,471)	(43,033)	(4,824,464)	(5,048,879)	(4,398,604)

Description	12/31/2011	12/31/2010	12/31/2009

Centrais Elétricas S.A - FURNAS	(144,050)	(130,358)	(127,754)
Itaipú Binacional	(207,432)	(197,581)	(179,803)
Enertrade Comercializadora de Energia S.A	(42,276)	(38,737)	(85,688)
Companhia Hidroelétrica do São Francisco - CHESF	(81,665)	(94,076)	(87,714)
Light S.A.	(137,829)	(148,907)	(131,583)
Companhia Energética de São Paulo- CESP	(66,510)	(58,162)	(51,074)
Centrais Elétricas do Norte do Brasil S.A- ELETRONORTE	(46,564)	(41,856)	(38,957)
Copel Geração S.A- COPEL	(40,251)	(34,298)	(32,178)
CEMIG - Geração e Transmissão S.A	(41,643)	(37,538)	(33,924)
Câmara de Comercialização de Energia Elétrica - CCEE	(23,851)	(130,174)	(228,943)
CCEARs — Electricity Commercialization Arrangements on Regulated Ambient	(661,390)	(767,811)	(625,796)
Programa de Inc. as Fontes Alternativas - PROINFA	(75,887)	(79,583)	(71,971)
Tractebel Energia S.A	(33,426)	—	—
Contracts as per availability(*)	(153,455)	(88,075)	(44,352)
MCSD - Leftovers and Deficits Offsetting Mechanism	(201,682)	—	—
Other	(107,665)	(111,441)	(89,448)
Total	(2,065,576)	(1,958,597)	(1,829,185)

(*) Obtainment of cash and cash equivalents from the plant for generation of electricity, where necessary. From 2008 to 2009, there was an increase on purchase of cash and cash equivalents and quantity due to new agreements of the 4th electricity auction, 1st and 2nd electricity auctions of new energy product 2009 with costs above those contracted. Costs with each auction are different and approved by the regulatory body.

34.           FINANCIAL INCOME (EXPENSES)

Description	12/31/2011	12/31/2010	12/31/2009

Financial income
Income from financial investments	121,429	120,050	125,056
Interest income from debentures	4,168	—	—
Penalties and arrears surcharges	84,901	91,427	45,240
Monetary variation	18,823	3,126	1,311
Monetary variation - CELG	117,655	—	—
Financial income - Indemnifiable assets	23,728	33,075	3,774
Restatement of legal deposits	2,583	—	—
Other finance income	78,452	53,947	43,984
Total financial income	451,739	301,625	219,365

Financial expenses
Monetary variation	(48,339)	(20,188)	(5,773)
Debt charges	(165,955)	(188,713)	(217,229)
Financial expenses Indemnifiable assets	—	—	(4,687)
Restatement of taxes and penalties	(19,570)	(27,870)	(4,710)
Monetary restatement on provisions for tax, civil and labor risks	(75,702)	(60,245)	(45,880)
Pension plan charges	(25,383)	(3,309)	(40,445)
Fines in arrears	(8,649)	(9,652)	(3,051)
Interest expenses on debentures	(104,408)	(97,949)	(62,005)
Monetary variation on debentures	(13,691)	—	—
DIC / FIC indemnifications	(28,169)	(24,572)	—
Transactions cost	(3,400)	(3,777)	(1,329)
Energy Effectiveness Correction and R&D Program	(1,011)	(9,173)	(7,092)
IOF e IOC	(9,375)	(5,601)	(3,222)
Commission - Bank	(7,910)	(3,159)	(1,553)
Other financial expenses	(63,786)	(91,251)	(59,320)
Total financial expenses	(575,348)	(545,460)	(456,296)
Exchange variation - assets	121,380	88,024	146,155
Exchange variation - liabilities	(140,284)	(97,906)	(134,613)
Total exchange variation	(18,904)	(9,882)	11,542
Total	(142,513)	(253,717)	(225,389)

35.           PROFIT SHARING

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Company’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each professional. In 2011, profit sharing amounted to R$2,098 (R$1,837 in 2010). The Company’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$25,780 in 2011 (R$20,550 in 2010).

36.           NON CASH TRANSACTIONS

Subsidiaries Coelce, Ampla Energia, CIEN, CGTF and CDSA purchased assets for maintenance and expansion of operation, during the year ended December 31, 2011. Such purchases were funded directly by loans or the suppliers, and did not affect the cash balance in the amount of R$222 (R$196,231 during the year ended December 31, 2010).

37.           INSURANCE COVERAGE

The Company’s subsidiaries main assets in service are covered by an operating risk policy of Endesa Group, with amount in risk for material damages totaling R$3,175,926, with a limit coverage for loss of profit of R$2,366,187 and a general indemnification limit of R$2,427,392 per claim. The Company and subsidiaries also has civil responsibility insurance included in Endesa Corporate insurance program amounting to R$1,170,825 per claim or annual aggregate for the first risk, and amounting to R$2,723 per claim or annual aggregate for the second risk. Both programs are valid for the period from July 1, 2011 to June 30, 2012.

At December 31, 2011, Endesa Brasil’s subsidiaries had the following insurance coverage:

Operating risk

Subsidiaries	Effective date	Insured amount	Maximum guarantee per claim

AMPLA Energia	07/01/2011 to 06/30/2012	572,393	46,681
CDSA	07/01/2011 to 06/30/2012	1,033,595	467,970
CIEN	07/01/2011 to 06/30/2012	616,726	778,010
CGTF	07/01/2011 to 06/30/2012	404,562	778,010
COELCE	07/01/2011 to 06/30/2012	551,221	46,681

Civil responsibility

Subsidiaries	Effective Date	Maximum guarantee per claim

AMPLA Energia	07/01/2011 to 06/30/2012	234,165
CDSA	07/01/2011 to 06/30/2012	544,607
CIEN	07/01/2011 to 06/30/2012	234,165
CGTF	07/01/2011 to 06/30/2012	234,165
COELCE	07/01/2011 to 06/30/2012	234,165

38.           EARNINGS PER SHARE

In compliance with CPC 41 — Earnings per share (“CPC 41”), the Company sets out below the information on earnings per share as at December 31, 2011.

	12/31/2001	12/31/2010	12/31/2009

Net income	871,135	747,481	753,315
Number of shares	170,877,378	170,877,378	170,877,378
Earnings per share — basic (reais per millions of shares)	5,0980	4,3744	4,4085

Basic earnings per share are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

The capital, subscribed and paid is divided into 170,877,378 (one hundred seventy million, eight hundred seventy-seven thousand, three hundred seventy-eight) common shares.