Form 20-F/A
period 2011-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2013-03-14
CIK 926864

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Fernando Gardeweg, phone: (56-2) 2353-4639, fax: (56-2) 2378-4789, fgr@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile
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

☐ Yes   ☒ No

EXPLANATORY NOTE

Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission on April 5, 2012 (the “2011 Form 20-F”), to amend the 2011 Form 20-F to: (1) replace the report of the independent registered public accounting firm of Ernst & Young Terco Auditores Independientes S.S. on the consolidated financial statements of Endesa Brasil S.A. and subsidiaries as of and for the year ended December 31, 2011; (2) replace the report of the independent registered public accounting firm of Deloitte Touche Tohmatsu Auditores Independientes on the consolidated financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2010 and for the years ended December 31, 2010 and 2009; and (3) restate the consolidated financial statements of Endesa Brasil S.A. and subsidiaries prepared in accordance with Brazilian GAAP as of December 31, 2011 and  2010 and for the years ended December 31, 2011, 2010 and 2009, required pursuant Rules 3-09 and 1-02 (w) of Regulation S-X.

The restatement of the consolidated financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, resulted from the reclassification of certain current assets from “cash equivalents” to “marketable securities” as of December 31,  2011 and 2010.  Such restatement has no effect on the consolidated financial statements of Endesa Chile.  Endesa Chile accounts for the investment in Endesa Brasil S.A. under the equity method.

Except for the amendments described above and the updated certifications of the Company’s Chief Executive Officer and Chief Financial Officer, this Amendment No. 1 does not modify or update other disclosures in or exhibits to the 2011 Form 20-F, which as amended by this Amendment No.1, speak as of April 5, 2012 and is not intended to reflect events that may have occurred subsequent to the initial filing date of the 2011 Form 20-F.

2

PART III

Item 18.     Financial Statements

Endesa Chile and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.*
8.1	List of Subsidiaries as of December 31, 2011.**
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.**
12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.**
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*                                         Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.

**                                  Previously filed.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Chile.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.
	Name:	Joaquín Galindo V.
	Title:	Chief Executive Officer

Date: March 13, 2013.

4

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

Niterói — RJ, Brazil

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting practices adopted in Brazil.

As discussed in Note 2.22 to the consolidated financial statements, the 2011 financial statements have been restated to correct the classification of certain cash and cash equivalents and marketable securities.

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Márcio F. Ostwald
Márcio F. Ostwald
Partner

Rio de Janeiro, March 11, 2013

Uma empresa-membro da Ernst & Young Global Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

Niterói - RJ

We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A., and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, statements of comprehensive income, changes in shareholders´ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements, prepared in accordance with accounting practices adopted in Brazil and presented in Brazilian reais, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations, their changes in shareholders’ equity, and their cash flows for each of the two years in the period ended December 31, 2010 in accordance with accounting practices adopted in Brazil.

As discussed in Note 2.22 to the consolidated financial statements, the accompanying financial statements have been restated to correct the classification of certain cash and cash equivalents and marketable securities.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Rio de Janeiro
March 11, 2013

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

Pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X, Endesa Chile is required to present separately the financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2011, 2010 and January 1, 2010, prepared in accordance with generally accepted accounting principles in Brazil.

Endesa Brasil S.A.

Consolidated balance sheets

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(In thousands of Reais)

	Note	12/31/2011	12/31/2010	01/01/2010
		Restated
Assets
Current assets
Cash and cash equivalents	4	380,908	399,569	628,450
Marketable securities	5	621,084	703,489	570,794
Consumers, concessionaires and permittees	6	1,318,087	1,392,098	1,381,235
Allowance for doubtful accounts	6	(194,586)	(270,161)	(220,822)
Low income consumers	7	48,708	54,242	55,287
Taxes recoverable	8	218,191	163,031	195,788
Tax benefit - merged goodwill	13	10,500	—	—
Guarantees and judicial deposits	9	53,746	40,666	22,277
Free energy	10	3,832	3,181	4,141
Related parties	24	—	9	1,598
“Luz para Todos” credits		—	13,837	88,345
Other receivables	14	163,020	201,948	186,464
Total current assets		2,623,490	2,701.909	2,913,557

Non-current assets
Consumers, concessionaires and permittees	6	357,095	315,780	271,826
Allowance for doubtful accounts	6	(252,598)	(186,859)	(128,179)
Taxes recoverable	8	180,998	202,973	207,723
Escrow deposits	11	293,157	278,853	292,571
Guarantees and judicial deposits	9	93,193	83,843	95,842
Deferred taxes	12	686,151	667,757	615,097
Tax benefit - merged goodwill	13	83,059	105,032	117,569
Related parties	24	111,509	89,558	77,176
Indemnification assets (concession)	15	765,516	527,794	351,445
Other receivables	14	4,106	19,622	8,732
Investments		100	—	—
Property, plant and equipment	16	2,139,485	2,241,281	2,401,798
Intangible assets	17	4,708,594	4,649,232	4,318,631
Total non-current assets		9,170,365	8,994,866	8,630,231

Total assets		11,793,855	11,696,775	11,543,788

	Note	12/31/2011	12/31/2010	01/01/2010

Liabilities and equity
Current liabilities
Trade accounts payable	18	614,591	638,868	489,631
Loans and financing	19	637,997	638,057	518,993
Debentures	20	388,529	302,110	170,386
Payroll		54,068	56,990	49,765
Taxes payable	22	349,898	248,623	159,830
Regulatory charges	23	71,745	61,437	36,077
Dividends payable		93,557	229,906	221,986
Public lighting contribution collected		27,193	15,638	53,272
Post-employment benefit obligations	24 and 29	11,418	10,752	10,142
Special installment program		31,949	62,586	34,943
Related parties	24	7,659	107,234	106,862
Research, development and energy efficiency programs	25	79,705	135,625	70,713
Provision - Luz Para Todos program		12,452	12,452	16,406
Free energy	10	25,205	5,671	5,580
Provisions for tax, civil and labor risks	26	17,060	140,793	106,843
Obligations with IFC - capital	27	—	184,065	190,355
Other obligations		41,701	44,530	60,796
Total current liabilities		2,464,727	2,895,337	2,302,580

Non-current liabilities
Trade accounts payable	18	4,771	4,304	2,595
Loans and financing	19	862,272	1,107,715	1,628,197
Debentures	20	973,221	606,091	858,448
Taxes payable	22	32,825	6,182	26,720
Deferred taxes	12	169,238	154,001	130,226
Post-employment benefit obligations	24 and 29	553,176	392,097	271,657
Related parties	24	113,589	126,500	132,427
Research, development and energy efficiency programs	25	13,749	12,287	52,401
Special installment program		37,080	75,090	87,184
Free energy	10	3,892	15,877	15,877
Provisions for tax, civil and labor risks	26	619,017	522,329	574,113
Other obligations		8,744	31,363	93,171
Total non-current liabilities		3,391,574	3,053,836	3,873,016

Equity	27
Attributed to controlling shareholders
Capital		916,879	916,879	916,879
Shares redeemable in the future		—	(111,025)	(111,025)
Treasury stock		(111,025)	—	—
Capital reserve		2,504,370	2,504,370	2,504,370
Income reserves		732,636	91,818	56,226
Other comprehensive income		(1,228)	90	349
Equity valuation adjustments		298,778	333,491	368,204
Profit (loss) Carryforward		—	—	(21,772)
Proposal for payment of additional dividends		—	507,183	276,923
		4,340,410	4,242,806	3,990,154
Attributed to non-controlling shareholders
Interest of the Endesa Group in subsidiaries, not yet paid to Endesa Brasil S.A.		837,701	799,330	770,401
Attributed to non-controlling shareholders		759,443	705,466	607,637
		1,597,144	1,504,796	1,378,038
Total equity		5,937,554	5,747,602	5,368,192

Total liabilities and equity		11,793,855	11,696,775	11,543,788

See accompanying notes.

Endesa Brasil S.A.

Consolidated income statement

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

	Note	12/31/2011	12/31/2010	12/31/2009

Net revenue	31	6,579,272	6,702,540	6,151,279

Cost of services	32	(4,357,864)	(4,531,208)	(3,886,650)

Gross profit		2,221,408	2,171,332	2,264,629

Operating revenues (expenses)
Selling expenses	32	(54,096)	(196,206)	(85,238)
Selling and general expenses	32	(369,471)	(250,312)	(330,573)
Amortization and reversal of goodwill from the merger	32	(29,518)	(32,253)	(35,240)
Other operating expenses	32	(13,515)	(38,900)	(60,903)
Total operating expenses		(466,600)	(517,671)	(511,954)

Income before financial income/expenses and income taxes		1,754,808	1,653,661	1,752,675

Financial income/expenses
Financial Income	33	451,739	301,625	219,365
Financial expenses	33	(575,348)	(545,460)	(456,296)
Foreign exchange variation	33	(18,904)	(9,882)	11,542

Income before income taxes		1,612,295	1,399,944	1,527,286

Income and social contribution taxes — Current	30	(412,424)	(370,596)	(327,295)
Deferred income and social contributions taxes	12 and 30	(62,679)	(22,073)	(131,180)
Tax incentives	30	66,329	78,158	59,807

Net income for the year		1,203,521	1,085,433	1,128,618

Attributable to controlling shareholders		871,135	747,481	763,315
Interest of the Endesa Group not contributed to Endesa Brasil S.A.		117,743	121,215	170,078
Non-controlling shareholders
Non-controlling shareholders		214,643	216,737	195,225

See accompanying notes.

Endesa Brasil S.A.

Consolidated statements of comprehensive income

Years ended December 31, 2011, 2010 and 2009

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

See accompanying notes.

Endesa Brasil S.A.

Consolidated statements of changes in equity

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

					Capital reserve	Income reserves					Additional	Equity attributable to
	Note	Equity	Shares redeemable in the future	Treasury stock	Remuneration of goodwill in the issue of shares	Legal reserve	Statutory reserve for working capital	Other comprehensive income	Equity valuation adjustment	Profit (loss) carryforward	dividend distribution proposal	Shareholders of Endesa Brasil	Other Shareholders Grupo Endesa	Non- controlling shareholders	Total

Amounts on January 1 2009		916,879	(111,025)	—	2,504,370	22,039	314,057	3,724	402,917	(128,915)	—	3,924,046	739,624	548,220	5,211,890
Reversal of dividend prescribed in subsidiaries		—	—	—	—	—	—	—		70	—	70		—	70
Deemed cost depreciation		—	—	—	—	—	—	—	(34,713)	34,713	—	—	—	—	—
Approval of proposed dividends		—	—	—	—	—	—	—	—	—	—	—	(11,961)	(82,865)	(94,826)
Dividends proposed from reserves	28	—	—	—	—	—	(314,057)	—	—	—	—	(314,057)	(104,722)	(19,200)	(437,979)
Interim Dividends	28	—	—	—	—	—	—	—	—	(210,240)	—	(210,240)		—	(210,240)
Actuarial loss on pension fund controlled	29	—	—	—	—	—	—	(7,218)	—	—	—	(7,218)	(5,999)	(2,120)	(15,337)
Transfer to retained earnings		—	—	—	—	—	—	7,218	—	(7,218)	—	—		—	—
Net profit		—	—	—	—	—	—	—	—	763,315	—	763,315	170,078	195,225	1,128,618
Proposal of administration for allocation of net profit
Legal reserve	28	—	—	—	—	34,187	—	—	—	(34,187)	—	—	—	—	—
Proposal dividends	28	—	—	—	—	—	—	—	—	(162,387)	—	(162,387)	(16,619)	(31,623)	(210,629)
Additional dividends	28	—	—	—	—	—	—	—	—	(276,923)	276,923	—	—	—	—
Cumulative conversion adjustments		—	—	—	—	—	—	(3,375)	—	—	—	(3,375)		—	(3,375)
Balances at December 31, 2009 (January 1, 2010)		916,879	(111,025)	—	2,504,370	56,226	—	349	368,204	(21,772)	276,923	3,990,154	770,401	607,637	5,368,192
							—
Reversal of expired dividend in subsidiaries		—	—	—	—	—	—	—	—	26	—	26	—	—	26
Depreciation of PP&E (deemed cost)		—	—	—	—	—	—	—	(34,713)	34,713	—	—		—	—
Approval of proposed dividends	28	—	—	—	—	—	—	—	—	—	(276,923)	(276,923)	(29,637)	(66,638)	(373,198)
Net income for the year		—	—	—	—	—	—	—	—	747,481	—	747,481	121,215	216,741	1,085,437
Actuarial loss in subsidiary pension fund	30	—	—	—	—	—	—	(48,612)	—	—	—	(48,612)	(44,356)	(10,558)	(103,526)
Transfer to retained earnings		—	—	—	—	—	—	48,612	—	(48,612)	—	—	—	—	—
Management’s proposal for net income allocation							—
Legal reserve	28	—	—	—	—	35,592	—	—	—	(35,592)	—	—	—	—	—
Interim dividends	28	—	—	—	—	—	—	—	—	—	—	—	—	(655)	(655)
Dividends proposed	28	—	—	—	—	—	—	—	—	(169,061)	—	(169,061)	(18,293)	(41,061)	(228,415)
Additional dividends	28	—	—	—	—	—	—	—	—	(507,183)	507,183	—	—	—	—
Accumulated translation adjustment		—	—	—	—	—	—	(259)	—	—	—	(259)	—	—	(259)

Balances at December 31, 2010		916,879	(111,025)	—	2,504,370	91,818	—	90	333,491	—	507,183	4,242,806	799,330	705,466	5,747,602

Write-off of repurchaseable shares			111,025	(111,025)	—	—	—	—	—	—	—	—	—	—	—
Depreciation of PP&E (deemed cost)		—	—	—	—	—	—	—	(34,713)	34,713	—	—	—	—	—
Approval of proposed dividends	28	—	—	—	—	—	—	—	—	—	(507,183)	(507,183)	(10,475)	(101,153)	(618,811)
Net income for the year		—	—	—	—	—	—	—	—	871,135	—	871,135	117,743	214,643	1,203,521
Other changes in equity		—	—	—	—	—	—	—	—	(1,676)	—	(1,676)	—	—	(1,676)
Actuarial loss in subsidiary pension fund	30	—	—	—	—	—	—	(63,917)	—	—	—	(63,917)	(52,556)	(19,315)	(135,788)
Transfer to retained earnings		—	—	—	—	—	—	63,917	—	(63,917)	—	—			—
Reversal of expired dividends - subsidiaries		—	—	—	—	—	—	—	—	162		162	49	129	340
Management’s proposal for net income allocation							—
Legal reserve	28		—		—	42,021	—	—	—	(42,021)	—	—	—	—	—
Interim dividends	28	—	—	—	—	—	—	—	—	(163,258)	—	(163,258)	(300)	(536)	(164,094)
Minimum dividends	28	—	—	—	—	—	—	—	—	(36,341)	—	(36,341)	(15,151)	(40,730)	(92,222)
Statutory reserve for working capital	28	—	—	—	—	—	598,797	—	—	(598,797)	—	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	—	118	—	—	—	118	—	—	118
Loss on derivative financial instruments		—	—	—	—	—	—	(1,436)	—	—	—	(1,436)	—	—	(1,436)

Balances at December 31, 2011		916,879	—	(111,025)	2,504,370	133,839	598,797	(1,228)	298,778	—	—	4,340,410	838,640	758,504	5,937,554

See accompanying notes.

Endesa Brasil S.A.

Consolidated statements of cash flows

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

	12/31/2011	12/31/2010	12/31/2009
	Restated
Cash flows from operating activities
Net income for the year	1,203,521	1,085,433	1,128,618
Adjustments to reconcile net income to cash from operating activities
Allowance for doubtful accounts - trade accounts	141,419	164,796	44,066
Allowance for doubtful accounts - other receivables	—	(115)	809
Depreciation and amortization	450,286	541,121	458,429
Amortization and reversal of goodwill from merger	29,518	32,253	35,240
Monetary restatements and interests	344,400	389,321	409,918
Net book value of written off intangible assets and property, plant and equipment	13,457	11,930	12,256
Indemnification assets revenues	(23,728)	(31,634)	913
Deferred income and social contribution taxes	62,679	22,072	131,180
Provisions (reversal) for tax, civil and labor risks	(9,142)	51,458	20,114
Tax benefit of merged goodwill	11,474	12,537	13,698
Provision (reversal) “Luz Para Todos”	—	(5,685)	9,418
Regulatory risks expenses recovery	—	—	(109,896)
Post-employment benefit obligations	13,564	3,309	40,445
Research, development and energy efficiency programs	24,194	—	—
Provision for inventory losses	485	—	—
Financial instruments through profit and loss	(4,243)	—	—
Other revenues	2,796	—	—
	2,260,680	2,276,796	2,195,208

(Increase) decrease in operating assets:
Consumers, concessionaires and permittees	(114,418)	(116,325)	(85,638)
Low income consumers	13,457	—	—
Taxes recoverable	(33,185)	37,507	(20,680)
Credits “Luz Para Todos”	13,837	74,508	93,202
Guarantees and judicial deposits	(22,430)	—	—
Escrow deposits	(11,721)	—	—
Other	25,118	(14,687)	5,147
	(129,342)	(18,997)	(7,969)
Increase (decrease) in operating liabilities
Trade accounts payable	(30,404)	(46,976)	(36,652)
Payroll	(1,477)	6,483	8,413
Taxes payable	140,085	141,212	85,399
Payment of taxes	(58,387)	(60,238)	(57,632)
Regulatory charges	10,308	25,360	(5,333)
Related parties	(38,333)	(47,425)	12,725
Post-employment benefit obligations	(38,542)	(34,664)	(44,369)
Research, development and energy efficiency programs	(93,813)	24,798	247
Payment of tax, civil and labor claims	(120,795)	(129,537)	(80,884)
Other liabilities	(23,976)	(90,637)	(29,468)
Payment of interest — debentures	(101,657)	(95,340)	(61,973)
Payment of interest — loans and financing	(169,440)	(213,994)	(303,481)
	(526,431)	(520,958)	(513,008)
Net cash provided by operating activities	1,604,907	1,736,841	1,674,231

Endesa Brasil S.A.

Consolidated statements of cash flows (Continued)

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

	12/31/2011	12/31/2010	12/31/2009
	Restated
Cash flows from investing activities
Investments	(100)	—	(3,600)
Investments in intangible assets and property, plant and equipment	(686,771)	(674,933)	(592,253)
Marketable securities	82,198	(132,695)	(438,035)
Net cash used in investing activities	(604,673)	(807,628)	(1,033,888)

Cash flow from financing activities
Debentures funding	700,000	—	495,603
Payment of debentures	(275,500)	(135,927)	—
Loans and financing	427,421	75,793	476,936
Payment of loans and financing	(688,706)	(447,463)	(900,880)
Payment of intercompany loans	(28,347)	—	—
Payment of debt agreement with Faelce	(13,841)	(10,636)	(14,928)
Dividends payment	(918,607)	(609,533)	(1,017,520)
Special installment payment	(37,250)	(30,328)	(26,810)
IFC payments	(184,065)	—	—
Net cash used in financing activities	(1,018,895)	(1,158,094)	(987,599)

Decrease in net cash and cash equivalents	(18,661)	(228,881)	(347,256)

Cash and cash equivalents at the beginning of year	399,569	628,450	975,706
Cash and cash equivalents at the end of year	380,908	399,569	628,450

Decrease in net cash and cash equivalents	(18,661)	(228,881)	(347,256)

See accompanying notes.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

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

Endesa Brasil S.A. is a subsidiary of Enersis S.A., a Chilean company controlled by Endesa S.A. which is a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

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

Companhia Energética do Ceará - COELCE

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

1.                  General information (Continued)

Operations (Continued)

b)                  Electric energy generation

Centrais Elétricas Cachoeira Dourada S.A. - CDSA

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

The subsidiary was established by means of the spin-off of Companhia Energética de Goiás - (“CELG”), from which the generation system assets of the hydroelectric power plant of Cachoeira Dourada were transferred to the new company.  The spin-off was made based on the balance sheet as of October 31, 1996 and approved by the CELG shareholders at the Special General Meeting held on November 27, 1996.

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

Central Geradora Termelétrica Fortaleza S.A. - CGTF

CGTF - Central Geradora Termelétrica Fortaleza S.A. - CGTF is a privately-held company, located in Rodovia CE422, Km 01, s/n, Complexo Industrial e Portuária do Pecém, municipality of Caucaia, state of Ceará, organized on August 20, 2001 and authorized by ANEEL to operate as an independent energy producer, through implementation of the thermoelectric central Fortaleza, located in the municipality of Caucaia, state of Ceará, by means of ANEEL Resolution No. 433, of October 19, 2001. Since its establishment, investments were made to build a thermoelectric plan, with installed capacity of 346,630 kW, through generation of a combined cycle of two gas turbines and a vapor turbine, and such capacity is regulated by ANEEL Decision No. 73/2002. Total investment was of US$235 million, obtained from own resources and third-party loans. Start-up of operations occurred on December 27, 2003.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

1.                   General information (Continued)

Operations (Continued)

b)                  Electric energy generation (Continued)

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

On September 16, 2002, an agreement for purchase and sale of natural gas over 20 years was signed between the subsidiary and Companhia de Gás do Ceará (“CEGÁS”), with intervention of Petroleo Brasileiro S.A. (“Petrobras”). The referred to agreement ensures that the totality of the gas consumed by the power plant will be purchased from CEGÁS, and also establishes that in the event of failure in the supply, such entity will reimburse the costs incurred by the subsidiary to honor the sales agreement.  CGTF is a wholly-owned subsidiary of Endesa Brasil.

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

c)                   Electric energy transmission

CIEN - Companhia de Interconexão Energética

CIEN - Companhia de Interconexão Energética (“CIEN”), is a privately-held company located at Praça Leoni Ramos, 1 - Parte - São Domingos - Niterói - RJ, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. The company may foster implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

1.                   General information (Continued)

Operations (Continued)

c)                   Electric energy transmission (Continued)

CIEN - Companhia de Interconexão Energética (Continued)

The subsidiary was declared winner of international bid number 203.78006.0 referring to Brazil-Argentina Interconnection - purchase of firm power with associated energy imported from Argentina, as established by Centrais Elétricas Brasileiras S.A. (“Eletrobras”) by means of its subsidiaries Centrais Elétricas do Sul do Brasil S.A. — (“Eletrosul”), current Tractebel Energia S.A. (“Tractebel”), and Furnas Centrais Elétricas S.A. (“Furnas”). As a result, the Company was authorized to build an electric power interconnection system between Brazil and Argentina, made up of an HVDC back-to-back frequency conversion system with a capacity of 1,100 MW, and an approximately 500-km-long electric power transmission line between Rincón de Santa Maria (Argentina) and Itá (Brazil) substations, and to import 1,000 MW electricity from Argentina for a period of 20 years.

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

CIEN - Companhia de Interconexão Energética (Continued)

By way of Ratification Ruling No. 1173 of June 28, 2011, ANEEL approved RAP in the amount of R$265,054 for the period from July 1, 2011 to June 30, 2012. The RAP is reviewed annually, and this always occurs in June of each year. Every four years CIEN will be subject to a review of RAP calculation bases and ratification.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

1.                  General information (Continued)

Operations (Continued)

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

These financial statements were authorized for reissuance by Company Management on March 11, 2013. As detailed in Note 2.22, the Company corrected classifications in its consolidated balance sheet, which impacted the consolidated statement of cash flows. These modifications in relation to the consolidated financial statements previously authorized by the Company Management on March 27, 2012 did not result in changes to shareholders’ equity or results of the Company at December 31, 2011.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

The consolidated financial statements were prepared based on accounting principles and practices applied consistently with those disclosed in the financial statements for the year ended December 31, 2010, published in the official press on June 27, 2011, as well as with the accounting pronouncements, guidance and interpretations issued by the CPC.

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

(*)              Exclusive investment fund of Endesa Brasil and its subsidiaries

(**)       Investees abroad.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

The financial statements of the indirect subsidiaries CTM and Tesa were originally prepared in Argentinean pesos (functional currency). Assets and liabilities were translated into Reais, at the exchange rate at December 31, 2011 - ARS 1.00 - R$0.4358, disclosed by the Central Bank of Brazil (ARS 1.00 - R$0.4191 at December 31, 2010), whereas P&L accounts were translated at the average monthly rate.

Assets and liabilities of the foreign indirect subsidiaries are translated into Reais at the exchange rate in force at the balance sheet date, and the corresponding income statements are translated at the average exchange rate for the month of the transaction date. Exchange rate differences arising from the referred to translation are recorded separately in equity. Upon sale of a subsidiary abroad, the accumulated deferred amount recognized in equity is posted to the income statement.

2.5.                  Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and taxes or charges on sales.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.5.                  Revenue recognition (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

Initial recognition and measurement (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

Loans and receivables (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.6.3.                 Financial liabilities (Continued)

Subsequent measurement (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.7.                  Indemnification assets (Concession)

Subsidiaries Ampla Energia and COELCE recorded a financial asset receivable from the Granting Authorities in view of its unconditional right to receive cash at the end of the concession period, as provided in the agreement as compensation for the construction services performed and not received through the provision of services related to the concession. This financial asset is classified as “loans and receivables”, , calculated based on the value of assets in operation belonging to the concession, which are reversible at the end of the concession period. This asset is maintained at amortized cost, bearing interest, via tariff, at the average investment remuneration rate, represented by the regulatory WACC, established by ANEEL. The monthly amount recognized as financial income in the group of operating revenue, in line with OCPC 05.

Given the nature of this financial asset, the subsidiaries Ampla Energia and COELCE understand that this is the methodology that best reflects the value of its assets in the view of market players, as the return rate established by ANEEL considers, in addition to risk-free rates, other risks inherent to this industry.

As a result of a broader analysis conducted in year 2011, based on guidance set forth in CVM Rule No. 654 of December 28, 2010, which approved OCPC 05, the Company’s management understood that referred to financial asset would be better classified as a “receivable”, and therefore, decided to change its original classification as “available for sale”, that was recorded considering determined value of the base tariff called Regulatory Asset Base — (BRR), defined by the Grantor.  This change caused no material impact on the Company’s overall financial statements.

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.9.                  Intangible assets (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.12.           Taxation (Continued)

2.12.2.          Deferred taxes (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

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

Actuarial gains and losses generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans are posted directly to other comprehensive income, in conformity with CPC 33, based on actuarial calculations prepared by the independent actuary, as detailed in Note 29.

2.18.           Cash flow statements

The cash flow statements were prepared and are presented in accordance with CPC 03 (R2) - Cash Flow Statement (“CPC 03”).

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.19.           New accounting pronouncements (Continued)

2.19.1.          Accounting pronouncements revised by the CPC in 2011 (Continued)

CPC 26 (R1) - Presentation of Financial Statements (CPC 26), approved by CVM Rule No. 676, of December 13, 2011.

The revision of this standard explains that companies must present an analysis of each item of other comprehensive income in the statements of changes in equity or in the notes to financial statements. The Company presents this analysis in Notes 27.f. and 27.g.

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

While waiting for CPC approval of these standards issued by the IASB, the Company is analyzing the impact, if any, of the new pronouncements on their consolidated financial statements.

There are no standards or interpretations issued and not yet adopted that, in management’s opinion, that could significantly impact statements of operations or equity disclosed by the Company.

2.20. New or revised accounting pronouncements applied for the first time in 2012

Certain technical pronouncements and interpretations by the CPC with mandatory adoption from January 1, 2012 were issued. Given the nature of the amendments and the operations of the Company and its subsidiaries, the adoption of the pronouncements and interpretations below did not produce significant effects in the Group’s consolidated financial statements.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

•    CPC 40 (R1) — Financial Instruments: Disclosure (“CPC 40”). The review of CPC 40 comprises the amendments made by the International Accounting Standards Board (IASB) after the issue of this pronouncement, which also includes certain adjustments in the wording to clarify that the intent is to produce the same accounting effects introduced by the application of IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”).

•    ICPC 08 (R1) — Accounting for Dividend Proposed (“ICPC 08”). The purpose of the review of ICPC 08 is to supplement the original document issued by CPC in 2009, further detailing the provisions of the Brazilian corporate law regarding the accounting of the proposal for payment of dividends or interest on capital to shareholders or partners.

•    CPC 18 (R1) — Investment in Subsidiaries and Affiliates (“CPC 18”). The review of CPC 18 comprises the amendments made by the International Accounting Standards Board (IASB) after the issue of this pronouncement, which also includes certain adjustments in the wording in order to clarify that the amendment intent to produce the same accounting effects introduced by the application of IAS 28 - Investments in Associates. The major amendment addresses the recognition of profit or loss in transactions between the subsidiaries and the parent company included in items 22A, 22B and 22C, also addressed in ICPC 09, commented below.

•    ICPC 09 (R1) — Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method (“ICPC 09”). The review of ICPC 09 is a result of the review of the Technical Pronouncement CPC 18.

•    CPC 17 (R1) — Construction Contracts (“CPC 17”). The review of CPC 17 comprises the amendments made by the International Accounting Standards Board (IASB) after the edition of this pronouncement, which includes certain adjustments in the wording in order to clarify that the amendment intent to produce the same accounting effects introduced by the application of IAS 11 - Construction Contracts.

•    CPC 30 (R1) — Revenue (“CPC 30”). The review of CPC 30 comprises the amendments made by IASB - International Accounting Standards Board after the edition of this pronouncement, which includes certain adjustments in the wording to clarify that the intent is to produce the same accounting effects introduced by the application of IAS 18 - Revenue.

•    CPC 35 (R2) — Separate Financial Statements (“CPC 35”). The review of CPC 35 comprises the amendments made by IASB - International Accounting Standards Board after the edition of this pronouncement, which includes certain adjustments in the wording to clarify that the intent is to produce the same accounting effects introduced by the application of IAS 27 - Separate Financial Statements.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.21. New pronouncements not yet in effect on December 31, 2012

Following are the pronouncements not yet in effect up to the issue date of the Company’s consolidated financial statements. There are no other standards and interpretations issued and not yet adopted that, in management’s opinion, could significantly impact statements of operations or equity disclosed by the Company.

The Company’s management intends to adopt these pronouncements when they come into effect.

•    CPC 33 (R1) — Employee Benefits (“CPC 33”). The review of CPC 33 substantially comprises the amendments introduced in the wording of IAS 19 - Employee Benefits, issued by IASB - International Accounting Standards Board, which becomes effective comes on or after January 1, 2013. The purpose of this pronouncement is to establish the accounting and disclosure of the benefits granted to employees. Thus, the pronouncement requires that the entity recognizes: (a) a liability when the employee provides a service in exchange for benefits to be paid in the future; and (b) an expense when the entity uses an economic benefit arising from the service received from an employee in exchange for benefits to this employee.

•    CPC 18 (R2) — Investment in Subsidiaries, Affiliates and Joint Ventures (“CPC 18”). The review of CPC 18 substantially comprises the amendments introduced in the wording of IAS 28 — Investments in Associates, issued by IASB - International Accounting Standards Board, which becomes effective on or after January 1, 2013. The purpose of this pronouncement is to establish the accounting for investments in subsidiaries and affiliates, in addition to determining the requirements for application of the equity method upon recognition of investments in subsidiaries, affiliates and joint ventures.

•    CPC 45 — Disclosures of Interests in Other Entities (“CPC 45”). CPC 45 substantially comprises the convergence with the wording with IFRS 12 - Disclosure of Interests in Other Entities, issued by IASB - International Accounting Standards Board, which comes into force on or after January 1, 2013. The purpose of this pronouncement is to the guide the entity regarding the disclosure of information on its interest in other entities. Thus, the users of the financial statements can evaluate the risks inherent in these interests and their effects on the financial position, financial performance and respective cash flows.

•    CPC 36 (R3) — Consolidated Financial Statements (“CPC 36”). The review of CPC 36 substantially comprises the amendments introduced in the wording of IAS 27 - Consolidated and Separate Financial Statements, which resulted in the edition of IFRS 10 - Consolidated Financial Statements by the International Accounting Standards Board (IASB), which becomes effective on or after January 1, 2013. The purpose of this pronouncement is to establish principles for presentation and preparation of the consolidated financial statements when an entity controls one or more entities.

•    CPC 46 — Fair Value Measurement (“CPC 46”). CPC 46 substantially comprises the convergence with the wording of IFRS 13 - Fair Value Measurement, issued by the International Accounting Standards Board (IASB), which becomes effective on or after January 1, 2013. The purpose of this pronouncement is: (i) to determine the fair value; (ii) to establish a structure for measuring the fair value in only one pronouncement; and (iii) to establish disclosures about measurements of the fair value.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

2.                  Significant accounting policies (Continued)

2.22. Restatement of consolidated financial statements for the year ended December 31, 2011

During 2012, the Company identified certain errors in its classification of financial instruments between cash and cash equivalents and marketable securities for which the consolidated balance sheet and consolidated statement of cash flows have been corrected. Company management concluded, based on a reassessment of the matter, that certain of the financial instruments classified as cash and cash equivalents presented in the consolidated balance sheet as of December 31, 2011 previously reported should be recorded as marketable securities and certain marketable securities should be recorded as cash and cash equivalents, to be in accordance with accounting practices adopted in Brazil.

Such amounts have been determined as of December 31, 2011 and at the consolidated balances as of December 31, 2010 and January 1, 2010 (the beginning balance of the comparative period). As demonstrated in the table below, these adjustments resulted in a decrease of cash and cash equivalents and in an increase of marketable securities balances at the consolidated balance sheet as of December 31, 2011.

Balance sheets

	Consolidated
	December 31, 2011			December 31, 2010			January 1, 2010
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
Cash and cash equivalents	723,772	(342,864)	380,908	508,163	(108,594)	399,569	811,882	(183,432)	628,450
Marketable securities	278,220	342,864	621,084	594,895	108,594	703,489	387,362	183,432	570,794

These adjustments have also been reflected in the consolidated statements of cash flows for the year ended December 31, 2011, as demonstrated in the table below.

Statements of cash flow

	Consolidated
	Year ended December 31, 2011
	Previously Reported	Adjustments	Restated

Net cash used in investing activities	(519,037)	(85,636)	(604,673)

Cash and cash equivalents at the beginning of year	508,163	(108,594)	399,569

Cash and cash equivalents at the end of year	723,772	(342,864)	380,908

Notes 4 and 5 have been restated to provide restated balances and disclosure for those financial instruments that have been classified differently than cash and cash equivalents or marketable securities as previously reported.

Such reclassifications do not impact the remaining assets (current and noncurrent), liabilities (current and noncurrent), equity (including changes in equity), statements of income and statements of comprehensive income.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Allowance for doubtful accounts

An allowance for doubtful accounts is set up in an amount considered sufficient by management to cover any losses on realization of receivables, considering historical losses and an individual assessment of accounts receivable subject to realization risks. The allowance is set up based on receivables from residential consumers overdue for more than 90 days, commercial consumers overdue for more than

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

3.                  Significant accounting judgments, estimates and assumptions (Continued)

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

Income and social contribution taxes - current (Continued)

Deferred income tax is recognized to the extent that it is probable that taxable profit will be available to enable use of the referred to losses.

Management is required to make significant judgment to determine the deferred income tax amount to be recognized, based on the probable term and level of future taxable profit, together with future tax planning strategies.

Post-employment benefit obligations

The cost of pension plans with defined benefit and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in retirement and pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each base date. For more details on the assumptions used, see Note 29.

4.                  Cash and cash equivalents

	12/31/2011	12/31/2010	01/01/2010
	Restated

Cash and checking accounts	29,083	75,457	36,272
Short-term investments	351,825	324,112	592,178
Total	380,908	399,569	628,450

Cash and cash equivalents are held to meet short-term cash commitments and not for investment or other purposes, and are invested in their totality in first-tier financial institutions. The Company considers cash equivalents as being an investment immediately convertible into a known cash amount, subject to insignificant risk of change in value.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

The breakdown of short-term investments at December 31, 2011, 2010 and January 1, 2010 is as follows:

Description	12/31/2011	12/31/2010	01/01/2010
	Restated
Direct investments
CDB — Bank Deposit Certificate	46,821	20,067	57,273
Purchase and sales commitments	97,636	62,001	165,980
Total direct investments	144,457	82,068	223,253
Exclusive funds
CDB - Bank Deposit Certificate	84,249	53,905	112,122
Purchase and sales commitments	123,119	188,139	256,803
Total exclusive funds	207,368	242,044	368,925
Total short-term investments	351,825	324,112	592,178

Short-term investments may be redeemed at any time, with the possibility of immediate conversion into a known cash amount with an insignificant risk of change in value. Given the nature and characteristics of short-term investments, they are recognized at fair value against statements of operations.

5.                  Marketable securities

Description	12/31/2011	12/31/2010	01/01/2010
	Restated
Investment funds	14,217	10,114	7,904
Total investment funds	14,217	10,114	7,904
Exclusive funds
Public securities	146,423	379,088	155,012
Investment fund quotas	451,963	287,982	403,447
CDB — Bank Deposit Certificate	—	18,360	—
Other	6,248	6,945	1,082
Total exclusive investment funds	604,634	692,375	559,541
Argentine Republic Bonds	2,233	1,000	3,349
Total marketable securities	621,084	703,489	570,794

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

5.                   Marketable securities (Continued)

Details of the exclusive fund portfolio at December 31, 2011, 2010 and January 1, 2010 is as follows:

Description	12/31/2011	12/31/2010	01/01/2010
	Restated
Exclusive investment funds
CDB — Bank Deposit Certificate	84,249	53,905	112,122
Purchase and sale commitments	123,119	188,139	256,803
Total classified as cash and cash equivalents	207,368	242,044	368,925
Public securities	146,423	379,088	155,012
Investment fund quotas	451,963	287,982	403,447
CDB — Bank Deposit Certificate	—	18,360	—
Other	6,248	6,945	1,082
Total classified as marketable securities	604,634	692,375	559,541
Total exclusive investment funds	812,002	934,419	928,466

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

6.                   Consumers, concessionaires and permittees

		Due until	Overdue for more than 90	Total
	Maturing	90 days	days	12/31/2011	12/31/2010	01/01/2010

I) Consumers, concessionaires and permittees in current assets
Class of consumers:
Residential	156,568	118,146	63,668	338,382	311,905	329,346
Industrial	49,254	10,615	14,695	74,564	62,271	85,554
Commercial	59,012	30,217	42,185	131,414	94,986	129,339
Rural	26,050	8,580	12,912	47,542	40,119	50,308
Government	45,439	23,255	97,909	166,603	171,516	170,186
Public Service	9,928	6,406	893	17,227	10,727	12,593
Resale	4,339	—	—	4,339	4,315	5,302
Subtotal	350,590	197,219	232,262	780,071	695,839	782,628

Unbilled revenue (e)	249,383	—	—	249,383	274,185	262,764
Free consumers	33,994	3,842	—	37,836	26,100	17,849
CAMMESA	—	—	—	—	76,211	—
Sale within CCEE (b)	34,711	—	7,549	42,260	43,104	7,423
Debt installment (d)	21,594	—	—	21,594	26,229	33,384
Energy auction - CCEAR	11,692	1,707	—	13,399	10,539	13,248
Emergency charges	—	—	2,475	2,475	2,477	2,498
Companhia Energética do Estado de Goiás (CELG) (a)	65,000	—	—	65,000	147,658	147,658
Receivables from clients questioned in court (c)	27,343	1,736	32,136	61,215	66,538	62,140
Furnas Centrais Elétricas S.A. (f)	—	2,483	—	2,483	—	—
Tractebel Energia S.A. (f)	—	1,518	—	1,518	—	—
Other receivables	8,660	30,106	2,087	40,853	23,218	51,643
Total current assets	802,967	238,611	276,509	1,318,087	1,392,098	1,381,235

Allowance for doubtful accounts	—	—	—	(194,586)	(270,161)	(220,822)
	802,967	238,611	276,509	1,123,501	1,121,937	1,160,413

II) Consumers, concessionaires and permittees in non-current assets

Sale within CCEE (b)	—	—	15,289	15,289	15,289	15,158
Furnas Centrais Elétricas S.A. (f)	—	—	126,955	126,955	127,926	121,437
Tractebel Energia S.A. (f)	—	—	69,429	69,429	74,415	74,415
Debt installment (d)	85,047	—	—	85,047	88,683	51,369
Companhia Energética do Estado de Goiás (CELG) (a)	60,375	—	—	60,375	—	—
Other receivables	—	—	—	—	9,467	9,447
Total non-current assets	145,422	—	211,673	357,095	315,780	271,826

Allowance for doubtful accounts	—	—	—	(252,598)	(186,859)	(128,179)
	145,422	—	211,673	104,497	128,921	143,647

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

6.                  Consumers, concessionaires and permittees (Continued)

Changes in allowance for doubtful accounts are as follows:

Balances at January 1, 2010	(349,001)

(Additions)	(164,796)
Foreign exchange	(9,176)
Write-offs	65,953

Balances at December 31, 2010	(457,020)

(Additions)	(162,125)
Foreign exchange variation	24,165
Write-offs	147,796

Balances at December 31, 2011	(447,184)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

c)                   Receivables from clients questioned in court - subsidiary COELCE

The amount of R$61,215 at December 31, 2011 (R$66,538 in 2010 and R$ 62,140 at January 1, 2010) refers to receivables from clients questioned in court. This amount includes R$21,762 (R$24,103 in 2010 and R$ 23,506 at January 1, 2010) regarding receivables from various consumers who question the legality and claim refund of amounts arising from electric energy rate increases that took place during effectiveness of the Cruzado Economic Plan.

These consumers were granted the right to offset the claimed credits against electricity bills, by means of legal processes, but the merits of the case are not considered unappealable. The subsidiary COELCE records allowance for doubtful accounts of R$47,416 at December 31, 2011 (R$47,930 in 2010 and R$ 46,783 at January 1, 2010), deemed sufficient to cover any losses in connection with such lawsuits.

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

6.                   Consumers, concessionaires and permittees (Continued)

f)                    Furnas Centrais Elétricas S.A. e Tractebel Energia S.A.

At December 31, 2011, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, in the amounts of R$129,438 and R$70,947, respectively (R$127,926 and R$74,415, respectively, in 2010 and R$121,437 and R$74,415, respectively, at January 1, 2010), corresponding to billing of transportation charges, not paid in previous years.  Based on the best estimate of receiving the amounts involved, the Company records an allowance for doubtful accounts of R$196,384. The remaining accounts receivable from Furnas and Tractebel of R$4,001 refers to billing from the Company’s new activity, when treated as a transmission company.

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

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE).  Considering the criteria set out by the mentioned rulings and the schedule for registration of clients entitled to the benefit, the consolidated balance receivable at December 31, 2011 totals R$48,708 (R$54,242 in 2010 and R$ 55,287 at January 1, 2010), regarding subsidies in November and December 2011.

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

8.                  Taxes recoverable

	12/31/2011	12/31/2010	01/01/2010

IR and CSLL	105,403	85,488	129,041
ICMS	201,477	212,646	196,062
PIS and COFINS	82,416	56,183	56,433
Other taxes	9,893	11,687	21,975
	399,189	366,004	403,511

Current	218,191	163,031	195,788
Non-current	180,998	202,973	207,723

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

9.                  Guarantees and judicial deposits

		12/31/2011		12/31/2010		01/01/2010
Institution	Investment	Current	Non-current	Current	Non-current	Current	Non-current

BNB FI Curto Prazo	Investment fund	—	54	—	51	—	—
Bradesco Premium	Investment fund	—	37,770	—	35,926	—	51,110
Itaú-Unibanco previdência	Investment fund	—	39	—	36	—	34
Itaú- Unibanco Top DI	Investment fund	53,426	—	23,098	—	10,110	—
Bradesco	CDB	—	3,980	—	3,909	—	4,783
Itaú	CDB	—	821	—	13,751	—	790
Banco do Brasil	CDB	—	10,999	17,568	10,795	12,167	3,525
BNB	CDB	—	17,359	—	—
Unibanco	CDB	—	—	—	—	—	15,507
Banco Itaú BBA	Time Deposit	—	22,151	—	19,375	—	20,093
Caixa		320	—	—	—	—	—
Other		—	20	—	—	—	—
Total		53,746	93,193	40,666	83,843	22,277	95,842

On December 31, 2011 the balances of guarantees and deposits recorded in controlled Ampla Energia and COELCE totaled, respectively, R$50,122 and R$74,666 (R$59,104 and R$46,030, respectively, in 2010 and R$61,274 and R$36,752, respectively, at January 1, 2010). These amounts are basically related to the application of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

As determined in the loan and financing agreement with IFC (see Note 19), CGTF undertakes to maintain part of its cash for amortization of the debt in half-yearly periods. This investment is linked to a time deposit transaction in Banco Itaú BBA, pegged to the US dollar, which amounts R$22,151 at December, 31, 2011 (R$19,375 at December, 31, 2010 and R$20,093 at January 1, 2010).

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

10.           Free energy

	12/31/2011		12/31/2010		01/01/2010
	Current	Non-current	Current	Non- current	Current	Non- current
Assets
Emergency charges	3,832	—	3,181	—	4,141	—
Total regulatory assets	3,832	—	3,181	—	4,141	—

Liabilities
Free energy	24,331	3,892	4,798	15,877	4,709	15,877
Emergency charges	874	—	873	—	871	—
	25,205	3,892	5,671	15,877	5,580	15,877

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

11.           Escrow deposits

The judicial deposit balance is broken down as follows:

	12/31/2011	12/31/2010	01/01/2010

Labor	134,608	101,776	108,931
Civil	55,934	60,318	72,522
Tax	102,615	116,759	111,118
Total	293,157	278,853	292,571

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

12.           Deferred taxes

The subsidiaries record deferred tax credits and assets and liabilities on temporary differences, as follows:

	Income tax			Social contribution			Total
Description	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Assets

Tax loss	—	2,568	21,718	—	924	7,819	—	3,492	29,537
Provision for tax, civil and labor risks	123,041	165,780	170,239	44,294	59,681	61,286	167,335	225,461	231,525
Allowance for doubtful accounts	119,779	114,255	87,250	43,121	41,132	31,410	162,900	155,387	118,660
Provision Enertrade	25,463	21,882	18,902	9,167	7,877	6,805	34,630	29,759	25,707
Provisio low consumers	—	—	8,791	—	—	2,310	—	—	11,101
Loss on pension plan	141,722	95,245	59,048	51,015	34,289	21,257	192,737	129,534	80,305
Derecognition of regulatory assets	(14,937)	—	576	1	—	207	(14,936)	—	783
Interest on construction in progress	9,633	8,353	8,353	—	3,007	3,007	9,633	11,360	11,360
Reversal of exchange variation on PPE	48,027	50,435	54,773	17,290	18,156	19,718	65,317	68,591	74,491
Other	50,392	32,392	23,252	18,143	11,781	8,376	68,535	44,173	31,628

Total	503,120	490,910	452,902	183,031	176,847	162,195	686,151	667,757	615,097

Liabilities

Special (CME) and supplementary (CMC) monetary restatement	1,088	1,019	1,280	1,923	1,894	2,221	3,011	2,913	3,501
Derecognition of regulatory liability	54,270	19,298	12,089	14,596	6,947	4,352	68,866	26,245	16,441
Actuarial - Pension Fund	—	6,542	—	—	2,355	—	—	8,897	—
Indemnification assets (concession)	8,136	9,118	848	2,536	3,283	306	10,672	12,401	1,154
Unrealized foreign exchange variation	2,643	15,227	19,427	951	5,608	6,993	3,594	20,835	26,420
Deferred tax liability - swap	280	—	—	105	—	—	385	—	—
Deemed cost	60,816	60,816	60,816	21,894	21,894	21,894	82,710	82,710	82,710

Total	127,233	112,020	94,460	42,005	41,981	35,766	169,238	154,001	130,226

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

12.           Deferred taxes (Continued)

Changes in the deferred tax balances are shown below:

	Assets	Liabilities

Balance at January 1, 2010	615,097	130,225

Additions - statements of operations for the year - IR/CSLL	1,703	23,776
Reversals - statements of operations for the year - PIS/COFINS	(2,373)	—
Additions - comprehensive income	53,330	—

Balance at December 31, 2010	667,757	154,001

Additions (reversals) - statements of operations for the year - IR/CSLL	(18,440)	48,456
Additions - comprehensive income	69,952	—
Write-off of deferred tax is not realizable	(4,116)	—
Realization	(29,002)	(33,219)

Balance at December 31, 2011	686,151	169,238

Technical feasibility studies indicate the recovery of deferred income and social contribution tax assets in accordance to the parameters defined by the Brazilian accounting rule CPC 32 - Tributos sobre o lucros (“CPC 32”), which corresponds to Management’s best estimate regarding the recovery of such assets. Management’s expectancy of recovery of the deferred tax assets is shown below.

Year of realization	Amount to be realized 12/31/2011

2011	—
2012	97,640
2013	88,294
2014	71,801
2015 to 2017	112,869
2018 to 2020	138,726
After 2020	176,821
686,151

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

12.           Deferred taxes (Continued)

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

13.           Tax benefit - merged goodwill

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

13.           Tax benefit - merged goodwill (Continued)

Goodwill from merger of subsidiary (Continued)

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

Tax benefit - incorporated goodwill	12/31/2011	12/31/2010	01/01/2010

Goodwill on acquisition	775,960	775,960	775,960
Goodwill amortization	(500,054)	(466,308)	(429,434)
Provision on goodwill	(429,365)	(429,365)	(429,365)
Reversal of provision on goodwill	247,018	224,745	200,408
Balance	93,559	105,032	117,569
Current	10,500	—	—
Non-current	83,059	105,032	117,569

Capital reserve	12/31/2011	12/31/2010	01/01/2010

Incorporation goodwill	775,960	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)	(125,407)
Provision on goodwill	(429,365)	(429,365)	(429,365)
Balance	221,188	221,188	221,188

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

14.           Other receivables

	12/31/2011	12/31/2010	01/01/2010

Disposal of assets and rights	1,641	1,482	1,553
Disposal in progress	3,531	3,268	733
Health care plan to retirees	5,389	—	—
Collection covenants	19,414	24,836	25,434
Consumers - Services Rendered	52,600	—	—
Inventories	4,501	—	—
Expenses to be reimbursed - consumers	3,583	3,688	3,507
Expenses to be reimbursed - public lighting	2,796	2,793	7,837
Union	5,658	5,658	5,658
Services to third parties	5,606	54,441	59,174
Services in progress	55,306	68,874	36,037
Supplier credits	6,206	7,215	5,081
Advances to employees	5,781	15,011	13,580
Advances to suppliers	1,426	18,856	15,795
Prepaid expenses	5,742	5,211	5,411
New business expenses	1,809	1,653	906
Others	18,067	37,055	42,961
Provision for losses on realization of other credits	(31,930)	(28,471)	(28,471)
Total	167,126	221,570	195,196

Current	163,020	201,948	186,464
Non-current	4,106	19,622	8,732

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Based on the characteristics set out in the concession agreement for distribution of electric energy by the companies, management understands that the conditions for application of ICPC 01 and OCPC 05, which establish guidance on accounting for concession of public services to private operators, are being observed so as to reflect the electric distribution business, covering the following:

a)                  Estimated portion of investments made and not amortized or depreciated until the end of the concession period classified as financial asset, as it is an unconditional right to receive cash or another financial asset directly from the granting authority; and

b)                  The portion remaining for determination of the financial asset classified as intangible asset, considering that the recovery is conditional upon use of the public service, in this case, consumption of electric energy by consumers. Until December 31, 2010, the financial asset was classified as available for sale financial instrument, considering the premise that the amount of compensation at the end of the concession contract will be calculated by the grantor agency depending on the Regulatory Asset Base (BRR)

The infrastructure received or built from the distribution activity, originally represented by the Company’s fixed and intangible assets, is recovered by means of two cash flows, as follows: partly through consumption of electric energy by consumers (issue of monthly billing of consumed/sold energy measured) over the concession period; and (b) partly as indemnity for reversible assets at the end of the concession period, to be received directly from the Concession Provider or to an entity assigned thereby.

Management estimates that the indemnification of the financial asset of the concession will occur based on the portions of investments linked to the infrastructure of the reversible concession, determined based on the

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

acquisition/construction cost, less special obligations, not yet amortized, that were realized with the objective of ensuring the continuity and timeliness of the service granted, having been determined.

Balance at January 1, 2010	351,444

Transfer of intangible assets	144,864
Write-offs	(1,591)
Financial income	33,075

Balance at December 31, 2010	527,794

Transfer of intangible assets	213,994
Financial income	23,728

Balance at December 31, 2011	765,516

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

16.           Property and equipment

Changes in property and equipment in the year are as follows:

	Depreciation	Historical	Accumulated	12/31/2011	12/31/2010	01/01/2010
	annual rates	cost	depreciation	Net value	Net value	Net value

In use

Transmission	24.69%
Land		9,029	—	9,029	93,04	10,467
Buildings		64,860	(31,672)	33,188	55,596	56,368
Machinery and equipment		1,237,580	(546,789)	690,791	732,723	838,193
Vehicles		1,597	(1,211)	386	442	506
Furniture and fixture		1,636	(1,527)	109	23	75

Distribution	4.70%
Furniture and fixture		64,682	(39,899)	24,783	25,646	24,908

Generation	24.67%
Land		2,194	—	2,194	2,194	2,194
Reservoirs		241,424	(143,529)	97,895	102,366	107,353
Buildings		113,225	(76,305)	36,920	38,269	40,876
Machinery and equipment		2,810,764	(1,707,678)	1,103,086	1,143,690	1,203,388
Vehicles		1,248	(1,211)	37	86	191
Furniture and fixtures		11,726	(9,034)	2,692	3,700	4,803

Commercialization	10.00%
Furniture and fixture		22,137	(10,187)	11,950	12,550	13,149

Administration	10.70%
Land		374	—	374	464	464
Buildings		4,104	(1,177)	2,927	3,159	2,993
Machinery and equipment		3,827	(1,717)	2,110	2,317	2,512
Vehicles		1,889	(965)	924	717	666
Furniture and fixtures		73,023	(58,954)	14,069	17,211	18,395

Total PPE in use		4,665,319	(2,631,855)	2,033,464	2,148,103	2,327,501

In progress
Generations		45,086	—	45,086	55,422	42,570
Transmission		30,257	—	30,257	7,620	2,969
Distribution		9,738	—	9,738	9,283	7,436
Commercialization		3,686	—	3,686	4,987	4,881
Administration		17,288	(34)	17,254	15,866	16,291
Total PPE in progress		106,055	(34)	106,021	93,178	74,297

Total property, plant and equipment		4,771,374	(2,631,889)	2,139,485	2,241,281	2,401,798

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

16.           Property and equipment (Continued)

Changes in property and equipment in the year are as follows:

	In operation			In progress
		Accumulated
	Cost	depreciation	Net balance	Cost	Total

Balance at January 1, 2010	4,574,207	(2,246,707)	2,327,500	74,298	2,401,798

Transfers	28,306	—	28,306	(28,306)	—
Additions	—	—	—	47,185	47,185
Write-offs	(3,735)	3,553	(182)	—	(182)
Depreciation	—	(202,964)	(202,964)	—	(202,964)
Effect of changes in foreign exchange rates	(6,318)	1,762	(4,556)	—	(4,556)

Balance at December 31, 2010	4,592,460	(2,444,356)	2,148,104	93,177	2,241,281

Transfers	72,468	(42,155)	30,313	(30,313)	—
Additions	1,059	—	1,059	43,178	44,237
Write-offs	(3,436)	2,793	(643)	(21)	(664)
Depreciation	—	(147,297)	(147,297)	—	(147,297)
Effect of changes in foreign exchange rates	2,768	(840)	1,928	—	1,928

Balance at December 31, 2011	4,665,319	(2,631,855)	2,033,464	106,021	2,139,485

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

16.           Property and equipment (Continued)

CGTF (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

16.           Property and equipment (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

16.           Property and equipment (Continued)

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

Annual depreciation rates

The major annual depreciation rates by macro activity, pursuant to ANEEL Resolution No. 240, of December 05, 2006, are shown below:

Annual depreciation rates (%)

Transmission
Land	10.00%
Buildings	4.00%
Machinery and equipment	4.00%
Vehicles	20.00%
Furniture and fixtures	10.00%

Administration
Machinery and equipment	10.00%
Vehicles	20.00%
Furniture and fixtures	10.00%

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

17.           Intangible assets

Intangible assets by nature are broken down as follows:

		12/31/2011
	Useful		Accumulated	Special		12/31/2010	01/01/2010
	life	Cost	amortization	obligations	Net value	Net value	Net value

In operation	19.76
Concession right-of-use		7,599,284	(2,880,559)	(898,822)	3,819,903	3,783,982	3,368,418
Software		167,295	(142,745)	—	24,550	30,544	29,746
Goodwill attributed to the concession		435,755	(161,121)	—	274,634	304,152	336,404
Goodwill		2,104	—	—	2,104	—	—
Trademark and patents		1,252	(518)	—	734	23	—
In progress
Concession right-of-use		704,665	—	(159,480)	545,185	501,891	552,226
Software		41,484	—	—	41,484	28,640	31,837
Total		8,951,839	(3,184,943)	(1,058,302)	4,708,594	4,649,232	4,318,631

Intangible assets in progress refer substantially to distribution system expansion works.

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortization	Special obligations	Net value	Cost	Accumulated amortization	Net value

Balance at January 1, 2010	6,567,191	(1,887,594)	(945,029)	3,734,568	636,127	(52,064)	4,318,631

Additions	—	—	—	—	866,328	(42,367)	823,961
Write-offs	(21,074)	10,735	—	(10,339)	—	—	(10,339)
Amortization	—	(377,131)	38,974	(338,157)	—	—	(338,157)
Transfers	931,683	—	(54,040)	877,643	(931,683)	54,040	—
Transfers to Indemnifiable assets	(169,731)	—	24,867	(144,864)	—	—	(144,864)

Balance at December 31, 2010	7,308,069	(2,253,990)	(935,228)	4,118,851	570,772	(40,391)	4,649,232

Additions	364	156	—	520	749,116	(129,344)	620,292
Write-offs	(55,262)	42,113	—	(13,149)	(151)	—	(13,300)
Amortization	—	(382,398)	46,659	(335,739)	—	—	(335,739)
Transfers	684,220	—	(10,255)	673,965	(682,116)	10,255	2,104
Transfers to Indemnifiable assets	(213,995)	—	—	(213,995)	—	—	(213,995)

Balance at December 31, 2011	7,723,396	(2,594,119)	(898,824)	4,230,453	637,621	(159,480)	4,708,594

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

According to article 2 of said Decree, the funds necessary to support the Program will come from the CDE, established as an economic subsidy by Law No. 10438, of April 26, 2002, the Global Reversion Reserve (RGR), established by Law No. 5655, of May 20, 1971, participation of states and municipalities and electric energy distribution concession operators or permittees, among other parties intended to the Program.     The Program will be coordinated by the Ministry of Mines and Energy (MME) and operated with participation of Centrais Elétricas Brasileiras S.A.  — Eletrobras.

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

“Luz Para Todos” Program (Continued)

•                       COELCE - 15%;

•                       RGR - 10%;

•                       CDE - 50%; and

•                       State Government - 25%.

On September 13, 2007, the 1st Amendment to the Agreement between the Federal Government (Ministry of Mines and Energy), the Ceará State Government and the subsidiary COELCE was entered into, with intervention of ANEEL and Centrais Elétricas Brasileiras S.A.  — Eletrobras, changing the participation percentages as follows:

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

17.           Intangible assets (Continued)

“Luz Para Todos” Program (Continued)

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

At the end of the concession period, the obligations linked to the concession of public electric energy services will be deducted from the indemnification asset and removed from assets, in order to evidence the recording of assets belonging to the Federal Government that were under the concession operator’s management during the concession period.

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

18.           Trade accounts payable

	12/31/2011	12/31/2010	01/01/2010

Energy supply and transportation
Generators - Free energy	4,771	4,114	2,350
Companhia Hidroelétrica do Sāo Francisco - Chesf	11,384	13,982	13,804
Furnas Centrais Elétricas S.A.	31,193	37,926	38,079
Itaipu (Eletrobras)	34,562	21,451	38,756
Companhia Energética de São Paulo- CESP	5,754	7,441	6,264
Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	4,437	5,888	5,517
Copel Geraçāo S.A. - COPEL	3,349	4,269	4,221
CEMIG - Geração e Transmissāo S.A	3,831	5,053	4,761
Agreement of Energy Sale in Regulated Environment (CEAR)	38,969	52,284	35,417
Petrobras	3,801	—	—
Electric Energy Sale Chamber - CCEE	4,926	30,253	28,411
Cost of transmission system use	23,358	29,077	33,822
Distribution System Use Agreement (LIGHT)	16,461	15,665	14,907
CEGÁS - Companhia de Gás do Ceará	20,416	—	4,723
CEGÁS - Companhia de Gás do Ceará - Take-or-pay	23,677	—	—
Ace Seguradora S.A.	1,378	—	—
Duke Energy Inter. Ger. Paranapanema	1,182	1,541	1,471
CEEE - Companhia Estadual de Energia Elétrica	1,069	1,363	1,342
Tractebel Energia S. A.	2,438	3,579	2,570
Agreements by availability/quantity	18,607	12,482	4,616
Charge for network use	18,570	16,953	17,841
Electric Energy Sale Chamber (SPOT)	13,264	774	8,009
Surplus and Deficit Offsetting Mechanism (MCSD)	17,190	—	—
Generali do Brasil Seguros	1,512	—	—
Enertrade Comercializadora de Energia S.A.	3,618	—	—
Other	49,066	82,456	54,903
Materials and services	260,579	296,621	170,442
Total	619,362	643,172	492,226

Current	614,591	638,868	489,631
Non-current	4,771	4,304	2,595

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

19.           Loans and financing

Loans and financing in local and foreign currencies are as follows:

	Principal
	Current			Non-current
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010
Foreign currency
Federal Government —(Banco do Brasil) (a)	466	548	585	5,599	5,335	6,088
European Investment Bank (b)	16,293	14,713	15,804	—	13,885	29,020
IFC - A (c)	8,944	7,435	7,273	54,339	56,016	66,075
IFC - B (c)	13,613	11,495	11,230	47,508	54,432	68,812
IFC - C (c)	70	62	65	13,131	11,663	12,188
Total foreign currency	39,386	34,253	34,957	120,577	141,331	182,183

Local currency
Eletrobras (d)	15,664	16,503	13,860	83,477	72,961	74,285
Federal Government - Law 8.727 (Caixa Econômica Federal) (e)	9,755	8,424	8,248	13,402	21,714	25,877
Banco do Brasil (BB Fat Fomentar)	5,066	4,782	3,767	5,889	10,310	14,204
Banco do Nordeste - Proinfa (f)	30,668	27,688	40,571	132,179	109,423	127,208
BNDES Finem 2007 (syndicate loan) (g)	49,710	49,915	51,858	98,212	147,318	196,438
BNDES PEC (h)	28,083	28,499	—	2,327	27,083	—
BNDES (Finame)	—	—	626	—	—	—
BNDES (Finame)	—	—	1,354	—	—	—
BNDES (Finame) (i)	2,226	2,232	—	4,098	6,313	—
BNDES (Finem) (j)	—	24,609	49,318	—	—	24,485
BNDES (Capex) (k)	32,602	65,356	65,615	—	32,448	97,344
BNDES (Capex 2011) (l)	3,657	—	—	59,159	—	—
BNDES (Capex 2011) (l)	8,542	—	—	90,443	—	—
BNDES (Capex 2011) (l)	8,575	—	—	90,443	—	—
Eletrobras (m)	2,944	1,798	1,708	19,745	14,738	16,559
Eletrobras (n)	1	—	—	5,752	—	—
Bradesco S.A. 3rd agreement (o)	5,381	5,406	2,675	—	5,340	10,680
Bradesco S.A. 4th, 5th e 6th agreements (o)	43,260	45,174	5,632	20,000	60,000	100,000
Banco Alfa S.A. (o)	52,951	13,233	13,124	—	50,000	60,000
União dos Bancos Brasileiros S.A. (o)	5,414	5,492	2,820	—	5,320	10,640
HSBC Bank Brasil S.A 1st agreement (o)	15,127	15,264	187	—	15,000	30,000
HSBC Bank Brasil S.A 2nd agreement (o)	60,506	61,047	740	—	60,000	120,000
Banco do Brasil S.A (o)	992	1,016	809	100,000	100,000	100,000
Banco Itaú S.A (o)	6,681	6,692	2,680	—	6,675	10,680
Santander S.A.(p)	200,191	200,562	200,710	—	200,000	400,000
Conta Garantida Bradesco	—	—	2,162	—	—	—
Total local currency	587,996	583,692	468,464	725,126	944,643	1,418,400
Transaction costs	(364)	(364)	(364)	(476)	(841)	(1,206)
Total local currency, net transactions costs	587,632	583,328	468,100	724,650	943,802	1,417,194

Total with no effect of swap	627,018	617,581	503,057	845,227	1,085,133	1,599,377

Swap transaction gains/losses	10,979	20,476	15,936	17,045	22,582	28,820

Total	637,997	638,057	518,993	862,272	1,107,715	1,628,197

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

19.           Loans and financing (Continued)

Part of the balance of R$637,997 presented in the current liabilities at December 31, 2011 (R$638,057 in 2010) consists of interest accrued by the Company in the total amount of R$11,445 at December 31, 2011 (R$26,171 in 2010).

Start date	Maturity	Installments	Guarantees	Financial charges

8/15/1997	4/10/2014	Semiannual	Receivables and secured account	USD + 8.2%
8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125%
8/15/1997	4/12/2012	Semiannual	Receivables and secured account	USD + Libor + 1.075%
8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + 6.2%
5/28/2002	6/15/2012	Annual	Guarantee	USD + 5.49%
2/22/2005	12/15/2017	Semiannual	Secured account and fixed assets	USD + 7.89%
2/22/2005	12/15/2015	Semiannual	Secured account and fixed assets	USD + Libor + 2.25%
4/11/2006	12/15/2019	Semiannual	Secured account and fixed assets	USD + 11.96%
2/3/2000	9/30/2023	Monthly	Receivables and promissory note	6%
6/30/1994	2/1/2014	Monthly	Receivables	TR + 10.028%
6/30/1994	2/1/2014	Monthly	Receivables	IGPM + 10.028%
1/23/2007	2/18/2014	Monthly	Guarantee	TJLP + 4.5%
12/29/2004	3/15/2019	Monthly	Guarantee and secured account	10%
4/28/2008	12/15/2014	Monthly	Receivables and secured account	TJLP + 3.7%
1/15/2010	1/15/2013	Monthly	—	TJLP + 5.5%
8/20/2009	1/15/2015	Monthly	Guarantee	4.5%
8/18/2005	6/15/2011	Monthly	Receivables and secured account	TJLP + 6.00%
11/3/2006	6/15/2012	Monthly	Receivables and secured account	TJLP + 5.20%
8/15/2011	6/15/2021	Monthly	Receivables	8.7%
8/15/2011	6/15/2018	Monthly	Receivables	TJLP + 3.10%
8/15/2011	6/15/2018	Monthly	Receivables	TJLP + 4.10%
6/1/2004	6/30/2021	Monthly	Receivables and promissory note	6%
5/21/2011	9/30/2018	Monthly	Receivables and promissory note	7%
12/28/2007	2/3/2012	Semiannual	—	CDI + 1.15%
2/1/2008	2/7/2013	Semiannual	—	CDI + 1.05%
1/10/2007	7/30/2012	Semiannual	Promissory note	CDI + 0.95%
11/26/2007	10/30/2012	Semiannual	—	CDI + 1.15%
12/3/2007	2/3/2012	Semiannual	Promissory note	CDI + 0.95%
12/3/2007	2/3/2012	Semiannual	Promissory note	CDI + 0.85%
12/4/2007	10/30/2013	Bullet	Promissory note	CDI + 0.97%
7/28/2007	12/28/2012	Semiannual	—	CDI + 1.13%
12/28/2006	12/28/2012	Semiannual	Aval	CDI + 1.70%

(a)              Federal Government (Financial agent:  Banco do Brasil) - mid and long-term debt (DMLPs) - Acknowledgment of debt to the Federal Government on August 15, 1997. The agreement is divided into 7 (seven) sub loans (three of which have already been settled), bearing interest based on the foreign exchange variation (US dollars);

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

19.           Loans and financing (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

As mentioned in Note 9, at December 31, 2011, the subsidiary CGTF held investments in the amount of R$22,151 (R$19,375 in 2010 and R$20,093 at January 1, 2010) linked to the short-term portion of the IFC agreement. CGTF has also fixed assets pledged as guarantee and holds a letter of guarantee in the amount of R$488,358 and R$39,500, respectively.

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

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

The amortization curve of the principal amounts of long-term loans and financing, without the effects of swap transactions engaged and funding costs, is as follows:

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

	12/31/2011	12/31/2010	01/01/2010

2011	—	—	562,473
2012	—	586,040	573,332
2013	303,693	256,716	242,744
2014	188,279	132,683	107,450
2015	92,643	34,396	114,584
2016	78,872	9,343	—
After 2016	182,216	66,796	—
Total	845,703	1,085,974	1,600,583

As determined in the financing agreement the subsidiaries COELCE and CGTF should keep swap contracts in order to protect part of the debt from exchange effects and interest rate. The swap contracts are presented in Note 21.

Variation of currencies/indices of debt accumulated in the year until the position at December 31, 2011, 2010 and January 1, 2010 is as follows:

Index	12/31/2011	12/31/2010	01/01/2010

U.S. Dollar	12.58%	(4.31)%	(25.49)%
INPC	6.08%	6.47%	4.11%
IPCA	6.50%	5.91%	4.31%
IGP-M	5.10%	11.32%	(1.71)%
TJLP	6.00%	6.00%	6.00%
CDI	11.64%	9.75%	9.90%
TR	1.21%	0.69%	0.71%
Libor	0.47%	0.52%	1.11%
SELIC	11.62%	9.78%	9.93%

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency
	Current	Non-current	Current	Non-current	Total

January 1, 2010	468,464	1,418,400	50,893	211,003	2,148,760

Additions	—	75,793	—	—	75,793
Provision for charges	176,979	—	11,734	—	188,713
Monetary and exchange variation	4,020	—	(944)	(6,269)	(3,193)
Transfers	549,550	(549,550)	34,584	(34,584)	—
Swap transaction gains/losses	—	—	4,598	(6,237)	(1,639)
Repayments and interest payment	(615,321)	—	(46,136)	—	(661,457)

December 31, 2010	583,692	944,643	54,729	163,913	1,746,977

Additions	74,155	353,266	—	—	427,421
Provision for charges	156,695	—	9,260	—	165,955
Charges paid	(151,061)	—	(18,379)	—	(169,440)
Monetary and exchange variation	—	2,327	2,690	15,490	20,507
Transfers	575,110	(575,110)	47,292	(47,292)	—
Swap transaction gains/losses	—	—	(7,116)	5,511	(1,605)
Repayments and interest payment	(650,595)	—	(38,111)	—	(688,706)

December 31, 2011	587,996	725,126	50,365	137,622	1,501,109

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

20.           Debentures

	12/31/2011		12/31/2010		01/01/2010
	Principal		Principal		Principal
	Current	Non-current	Current	Non-current	Current	Non- current

1st series 2nd issue - Coelce	—	—	90,500	—	—	90,500
2nd series 2nd issue - Coelce	58,937	117,875	—	166,086	—	156,550
1st series 3rd issue - Coelce	—	104,000	—	—	—	—
2nd series 3rd issue - Coelce	—	299,580	—	—	—	—
1st series 4th issue - Ampla Energia	185,000	—	185,000	185,000	133,518	370,000
1st series 5th issue - Ampla Energia	115,330	—	—	115,330	—	115,330
2nd series 5th issue - Ampla Energia	—	152,100	—	142,873	—	134,670
1st series 6th issue - Ampla Energia	—	117,000	—	—	—	—
2nd series 6th issue - Ampla Energia	—	187,464	—	—	—	—
Debt charges - Ampla Energia/Coelce	31,617	—	28,865	—	36,868	—
(-) Transaction costs	(2,355)	(4,798)	(2,255)	(3,198)	—	(8,602)
Total	388,529	973,221	302,110	606,091	170,386	858,448

Changes in debentures:

	Current	Non-current	Total

January 1, 2010	170,386	858,448	1,028,834

Provision for charges	89,746	8,203	97,949
Charges paid	(95,340)	—	(95,340)
Transfers	275,500	(275,500)	—
Monetary variation	—	9,536	9,536
Amortization	(135,927)	—	(135,927)
Transfer - transaction cost	(4,243)	4,243	—
Transaction cost	1,988	1,161	3,149

December 31, 2010	302,110	606,091	908,201

Fund raised	—	700,000	700,000
Provision for charges	104,408	—	104,408
Charges paid	(101,657)	—	(101,657)
Transfer of terms	359,268	(359,268)	—
Monetary variation	—	27,998	27,998
Repayment of principal	(275,500)	—	(275,500)
Transfer - transaction cost	(991)	991	—
Allocation of transaction cost	1,659	—	1,659
Transaction cost	(768)	(2,591)	(3,359)

December 31, 2011	388,529	973,221	1,361,750

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

20.           Debentures (Continued)

Characteristics of debenture issuances:

COELCE

2nd issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	9,050 simple debentures	15,450 simple debentures
Par value	R$10	R$10
Issue date	July 15, 2009	July 15, 2009
Initial maturity	July 15, 2011	July 15, 2012
Maturity	July 15, 2011	July 15, 2014
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.95%p.a.	7.5% p.a.
Interest payment	Semiannually	Annually
Repayment	Lump sum	Three annual installments
Repayment dates	2011	2012, 2013 and 2014

3rd issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10.400 simple debentures	29.600 simple debentures
Par value	R$10	R$10
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0,97%p.a.	6,85%p.a.
Interest payment	Semiannually	Annually
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

COELCE (Continued)

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

Ampla Energia

4th issue
Characteristics	1st series (unique)

Convertibility	Simple debentures non-convertible into shares
Type	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates
Number of securities	37.000 simple debentures
Par value	R$10
Issue date	August 1st, 2006
Initial maturity	August 1st, 2011
Maturity	August 1st, 2012
Monetary restatement	No restatement
Rescheduling	No rescheduling
Remuneration	CDI + 0,85% p.a.
Interest payment	Semiannually

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

Repayment	Two equal installments, The first being by the end of the 5th year from the issue date and the second on the maturity date.
Repayment dates	2011 and 2012

5th issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11.533 simple debentures	13.467 simple debentures
Par value	R$10	R$10
Issue date	December 15th, 2009	December 15th, 2009
Initial maturity	December 15th, 2012	December 15th, 2013
Maturity	December 15th, 2012	December 15th, 2015
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1,10% p.a.	IPCA + 8,30% p.a.
Interest payment	Semiannually	annual
Repayment	Lump sum	Three annual installments
Repayment dates	2012	2013, 2014 and 2015

Ampla Energia (Continued)

6th issue
Characteristics	1st series	2nd series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11.700 simple debentures	18.300 simple debentures
Par value	R$10	R$10
Issue date	June 15th, 2011	June 15th, 2011
Initial maturity	June 15th, 2015	June 15th, 2016
Maturity	June 15th, 2016	June 15th, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1,20% p.a.	IPCA + 7,90% p.a.
Interest payment	Semiannually	Annually
Repayment	Two annual installments	Three annual installments
Repayment dates	2015 and 2016	2016, 2017 and 2018

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Agreements	Financial obligations	Index

2nd issuance - Coelce	Net financial debt/EBITDA (maximum)	2.50
3rd issuance - Coelce	EBITDA/Net financial expenses (minimal)	2.75
4th issuance - Ampla Energia	Net financial debt/EBITDA (maximum)	2.90
4 th issuance - Ampla Energia	Net short-term financial debt/EBITDA (maximum)	1.50
4 th issuance - Ampla Energia	EBITDA/Net financial expenses (minimal)	2.30
5 th issuance - Ampla Energia	Net financial debt/EBITDA (maximum)	2.70
5 th issuance - Ampla Energia	EBITDA/ Net financial expenses (minimal)	2.50
6 th issuance - Ampla Energia	Net financial debt/EBITDA (maximum)	2.70
6 th issuance - Ampla Energia	EBITDA/ Net financial expenses (minimal)	2.50

We set out below the long-term debenture amortization payments:

	Consolidated
	2013	2014	2015	2016	After 2016	Total

1st series 3rd issue - Coelce	—	—	52,000	52,000	—	104,000
1st series 6th issue - Ampla Energia	—	—	58,500	58,500	—	117,000
2nd series 2nd issue - Coelce	58,937	58,937	—	—	—	117,874
2nd series 3rd issue - Coelce	—	—	—	99,850	199,730	299,580
2nd series 5th issue - Ampla Energia	50,700	50,700	50,700	—	—	152,100
2nd series 6th issue - Ampla Energia	—	—	—	62,488	124,976	187,464
(-) Transaction cost	(1,583)	(1,127)	(809)	(581)	(697)	(4,797)
	108,054	108,510	160,391	272,257	324,009	973,221

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

12/31/2011

U.S. Dollar	102,715
CGTF	92,308
COELCE	6,065
CIEN	4,342
Total	102,715

a)                  Foreign exchange rate risk (Continued)

We set out below a sensitivity analysis chart related to the impacts on net income of the Endesa Group if the variation of the exchange rate in 2011 were equal to that expected for 2012, according to projections based on the dollar forward curve of the BM&F:

		Effects
12/31/2011	Increase/reduction	On income statement	On equity

U.S. Dollar	9.74%	(12,674)	(12,674)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2011 were equal to those expected for 2012, according to projections based on the forward curve of the BM&F:

		Effects
12/31/2011	Increase/reduction	On income statement	On equity

Financial liabilities
CDI	(0.62)%	9,689	9,689
Libor (6 month)	0.13%	(7)	(7)
TJLP	0.00%	—	—
IPCA	(1.42)%	877	877
IGPM	(1.37)%	54	54
TR	0.05%	(4)	(4)
Total		10,609	10,609

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

The capital structure of the Endesa Group is formed by net indebtedness (loans detailed in Note 19, deducting cash and cash equivalents and short-term investments detailed in Notes 4 and 5), as well as by equity of the Endesa Group (comprising issued capital, reserves and retained earnings as shown in Note 27).

	12/31/2011	12/31/2010	01/01/2010

Debt (i)	2,862,019	2,653,974	3,176,082
Cash and cash equivalents + Marketable securities	(1,001,992)	(1,103,058)	(1,199,244)

Net debt (a)	1,860,027	1,550,916	1,976,838

Equity (b)	5,937,554	5,747,602	5,368,192

Index of net indebtedness (a/[a+b])	24%	21%	27%

(i)                 This debt is represented by the total balance of loans, financing and debentures, including current and non-current liability amounts. See more details in Notes 19 and 20;

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

21.           Financial instruments and operating risks (Continued)

Risk factors (Continued)

g)                   Liquidity risk (Continued)

	Less than one month	From one to three months	From three months to one year	From one to five years	Over 5 years	Total

December 31, 2011
Fixed interest loans and financing	5,692	13,472	75,641	305,329	121,227	521,361
Variable interest loans and financing	46,643	34,008	558,477	507,136	89,553	1,235,817
Debentures	11,227	—	469,177	937,021	371,322	1,788,747
Loans and financings with related parties in foreign currency	—	—	4,411	—	—	4,411
Total	63,562	47,480	1,107,706	1,749,486	582,102	3,550,336

December 31, 2010
Fixed interest loans and financing	5,331	10,717	62.586	256.854	90.472	425,960
Variable interest loans and financing	52,028	40,074	584.173	915.184	8,161	1.599.620
Debentures	26,200	—	343,373	717,718	—	1,087,291
Loans and financings with related parties in foreign currency	—	—	9,035	3,922	—	12,957
Total	83,559	50,791	999.167	1,893.678	98.633	3.125.828

January 1, 2010
Fixed interest loans and financing	6,284	12,547	69,814	286,945	116,453	492,043
Variable interest loans and financing	30,015	37,753	517,819	1,536,524	25,417	2,153,528
Debentures	21,426	148,547	57,332	995,211	50,219	1,272,735
Loans and financings with related parties in foreign currency	—	—	9,206	12,982	—	22,188
Total	63,725	198,847	654,171	2,831,622	192,089	3,940,494

The tables present the amounts forecast for the next maturity of hedging instruments that are also considered in the cash flows of the Company:

	Up to a month	From one to three months	From three months to one year	From one to five years	More than five years	Total

December 31, 2011	—	—	10,961	—	—	10,961
Currency swap	—	—	6,253	14,476	—	20,729
Interest rate swap	—	—	17,214	14,476	—	31,690

December 31, 2010	—	—	18,195	32,841	—	51,036
Currency swap	—	—	12,497	14,091	—	26,588
Interest rate swap	—	—	5,698	18,750	—	24,448

January 1, 2010			15,937	38,894		54,821
Currency swap			11,169	20,542		31,711
Interest rate swap			4,768	18,342		23,110

To avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the position until December 31, 2011, 2010 and January 1, 2010 regarding the use of this facility:

Secured account
	12/31/2011	12/31/2010	01/01/2010
Agreed	240,000	90,000	190,000
Used	—	—	2,162

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

21.           Financial instruments and operating risks (Continued)

Valuation of financial instruments

The measurement method used to calculate the market value of financial instruments was the discounted cash flow, considering expected liquidation of these assets and liabilities and prevailing market rates and respecting the particularities of each instrument at the balance sheet date:

			12/31/2011		12/31/2010		01/01/2010
	Category	Level	Book value	Fair value	Book value	Fair value	Book value	Fair value
			Restated	Restated
Assets
Cash and cash equivalents	Fair value through P&L	2	380,908	380,908	399,569	399,569	628,450	628,450
Marketable securities	Fair value through P&L	2	621,084	621,084	703,489	703,489	570,794	570,794
Pledges and restricted deposits	Loans and receivables		146,939	146,939	124,509	124,509	118,119	118,119
Trade accounts receivable	Loans and receivables		1,227,998	1,227,998	1,250,858	1,250,858	1,304,060	1,304,060
Indemnification assets (Concession)	Loans and receivables		765,516	765,516	527,794	527,794	351,445	351,445

Liabilities
Loans and financing in local currency	Other financial liabilities		1,312,282	1,312,282	1,528,335	1,517,681	1,886,864	1,878,649
Debentures in local currency	Other financial liabilities		1,361,750	1,369,627	908,201	900,496	1,028,834	1,024,442
Loans and financing in foreign currency	Other financial liabilities		159,963	181,463	218,642	201,783	261,869	227,502
Derivative financial instruments	Fair value through P&L	2	28,025	28,025	43,059	43,059	44,756	44,756
Related-party loans in foreign currency	Other financial liabilities		4,342	4,342	12,456	12,882	21,219	19,852
Trade accounts payable	Other financial liabilities		619,362	619,362	643,172	643,172	492,226	492,226

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

The value of the curve and the market value of the financial instrument (swap) at December 31, 2011 as shown below:

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

21.           Financial instruments and operating risks (Continued)

Hierarchical Fair Value (Continued)

At December 31, 2011, 2010 at January 1, 2010, the Company had swap operations, as shown below:

COELCE

					Reference values
		Agreement	Maturity		Foreign currency						Local currency
Description	Counterpart	date	date	Position	12/31/2011		12/31/2010		01/01/2010		12/31/2011		12/31/2010		01/01/2010

Swap agreements
Value	Banco Santander Brasil S.A.	06/16/06	06/15/12	Dolar + 5.49% p.a.98.8% of CDI	USD	6,589	USD	9,034	USD	30.471	R$	15,053	R$	15,053	R$	40.712

		Fair value						Accumulated effect up to 12/31/2011			Accumulated effect up to 12/31/2010			Accumulated effect up to 01/01/2010
Description	Counterpart	12/31/2011		12/31/2010		01/01/2010		Receivables/ received	Payables/ paid		Receivables/ received	Payables/ paid		Receivables/ received	Payables/ paid

Swap agreements
(+) Asset		R$	16,293	R$	29,316	R$	46.270	—	—		—	—		—	—
(-) Liability	Banco Santander Brasil S.A.	R$	27,112	R$	50,927	R$	73.198	—	—		—	—		—	—
(=) Adjustment		R$	(10,819)	R$	(21,611)	R$	(26.928)	—	R$	(10,819)	—	R$	(21,611)	—	R$	(26.928)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

21.           Financial instruments and operating risks (Continued)

Hierarchical Fair Value (Continued)

CGTF

					Reference values
		Agreement	Maturity		Foreign currency						Local currency
Description	Counterpart	date	date	Position	12/31/2011		12/31/2010		01/01/2010		12/31/2011		12/31/2010		01/01/2010

Swap agreements
(+) Asset
(-) Liability	Banco Santander Brasil S.A.	06/15/06	12/15/15	Libor 5.4% (a/360) p.a.
(=) Adjustment					USD	11,154	USD	13,493	USD	15,676	R$	25,480	R$	30,824	R$	35,822

(+) Asset
(-) Liability	Banco Citibank	03/20/07	12/15/15	Libor + 2.25% IGPM + 9.77%
(=) Adjustment					USD	12,736	USD	14,095	USD	17,901	R$	26,490	R$	32,045	R$	37,230

					USD	23,890	USD	27,588	USD	33,577	R$	51,970	R$	62,869	R$	73,052

		Fair value						Accumulated effect up to 12/31/2011		Accumulated effect up to 12/31/2010		Accumulated effect up to 01/01/2010
Description	Counterpart	12/31/2011		12/31/2010		01/01/2010		Receivables/ received	Payables/ paid	Receivables/ received	Payables/ paid	Receivables/ received	Payables/ paid

Swap agreements

(+) Asset	Banco Santander Brasil S.A.	R$	21,324	R$	23,391	R$	29.476	—	—	—	—	—	—
(-) Liability		R$	23,500	R$	25,844	R$	32.130	—	—	—	—	—	—
(=) Adjustment		R$	(2,176)	R$	(2,453)	R$	(2.654)	—	(2,176)	—	(2,453)	—	(2,654)

(+) Asset		R$	23,973	R$	26,054	R$	32.568	—	—	—	—	—	—
(-) Liability	Banco Citibank	R$	39,002	R$	45,049	R$	47.742	—	—	—	—	—	—
(=) Adjustment		R$	(15,029)	R$	(18,995)	R$	(15.174)	—	(15,029)	—	(18,995)	—	(15,174)
		R$	(17,205)	R$	(21,448)	R$	(17.828)	—	(17,205)	—	(21,448)	—	(17,828)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

22.           Taxes payable

	12/31/2011	12/31/2010	01/01/2010

ICMS	113,679	110,764	23,925
IRPJ/CSLL	143,125	61,493	35,598
ISS	5,679	6,627	5,394
PIS/COFINS	73,296	57,538	94,745
Intercompany IRRF	373	913	4,686
PIS/COFINS/IRRF/CSRF (withheld at source)	2,054	—	—
Social contribution taxes	29,600	5,251	13,829
Other taxes and contributions	14,917	12,220	8,373
Total	382,723	254,805	186,550

Current	349,898	248,623	159,830
Non-current	32,825	6,182	26,720

23.           Regulatory charges

	12/31/2011	12/31/2010	01/01/2010

Fuel consumption bill (CCC)	20,340	18,505	3,513
Energy development account (CDE)	7,937	7,230	7,087
Global reversion reserve (RGR) and others	27,724	22,364	17,586
Reserve energy charges (EER)	1,376	968	—
Financial offset for use of water resources (CFURH)	4,416	2,378	1,178
Charges formerly added to applicable fines and interest	2,533	2,789	—
Energy development account	4,570	4,347	3,879
Inspection fee	380	367	334
Emergency charges	2,469	2,489	2,500
Total	71,745	61,437	36,077

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

24.           Related parties

The Endesa Group carry out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

			12/31/2011					12/31/2010						01/01/2010
Companies	Ref	Type of transaction	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses)	Intangible assets	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses)	Intangible assets	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses)	Intangible assets

ENERTRADE Comercializadora de Energia S.A.	(c)	Purchase of energy	—	—	—	—	—	—	—	90,806	—	(38,737)	—	—	—	82,179	—	(85,688)	—
Endesa Latinoamérica (MIGA and ICO)	(d)	Intercompany loans	—	4,342	—	—	—	—	—	8,610	3,845	(16,978)	—	—	—	9,007	12,212	8,209	—
Synapsis Brasil S.A.	(a.2)	Services rendered	—	—	—	—	—	9	—	4,808	—	(26,800)	9,357	1,164	—	11,267	—	(28,140)	10,797
CAM Brasil Multiserviços Ltda.	(a.2)	Services rendered	—	—	—	—	—	—	—	1,535	—	(9,327)	10,536	433	—	2,904	—	(10,876)	10,073
Fundação Coelce de Seguridade Social-FAELCE	(b.1)	Acknowledgment of debt	—	11,418	23,946	—	—	—	—	10,752	26,885	—	—	—	—	10,142	35,467	—	—
Fundação Coelce de Seguridade Social-FAELCE	(b.2)	Pension plan	—	852	—	(5,404)	664	—	—	237	—	(4,034)	4,924	—	—	672	—	(4,034)	4,924
FUNDAÇÃO BRASILETROS	(b.3)	Pension plan	—	—	529,230	(28,994)	—	—	—	—	365,312	(17,557)	—	—	—	—	232,146	(27,328)	—
ENERSIS AGENCIA	(a.1)	Loans and financing	235	2	99	(2,298)	—	—	233	45	2,409	(373)	—	—	—	52	2,778	945	—
CEMSA - Comercializadora del Mercorsur S.A.		Energy transportation	76,620	—	81,621	(5,427)	—	—	62,145	—	70,173	7,608	—	—	52,897	—	67,001	31,954	—
Endesa Costanera S.A		Energy transportation	34,654	—	31,869	(4,215)	—	—	27,122	—	50,073	8,901	—	—	24,187	—	50,436	27,855	—
Ingendesa Brasil S.A		Services rendered	—	—	—	(1,480)	—	—	—	—	—	—	—	—	—	—	—	—	—
ICT		Services rendered	—	2,238	—	(2,238)	—		—	—	—	—	—	—	—	—	—	—
Other			—	225	—	—	—	—	58	1,193	—	—	—	—	92	781	—	6	—
			111,509	19,077	666,765	(50,056)	664	9	89,558	117,986	518,697	(97,297)	24,817	1,568	77,176	117,004	400,040	(87,097)	25,794

(-) Debt FAELCE			—	11,418	23,946			—	—	10,752	26,885			—	—	10,142	35,467
(-) Debt BRASILETROS			—	—	529,230			—	—	—	365,312			—	—	—	232,146
Related parties			111,509	7,659	113,589	(50,056)	664	9	89,558	107,234	126,500	(97,297)	24,817	1,568	77,176	106,862	132,427	(87,097)	25,794

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

24.           Related parties (Continued)

The main conditions related to transactions between related parties are described below:

a)                  Service Rendering

a.1)                 Enersis Agência

Subsidiary Ampla Energia has accounts payable to Enersis Agência in the amount of R$101 (R$2,454 in 2010 and R$2,830 at January 1, 2010), concerning the purchase of software.

a.2)                 CAM Brasil Multiserviços Ltda. and Synapsis Brasil S.A.

Since February 28, 2011, CAM Brasil Multiserviços Ltda. and Synapsis Brazil S.A. no longer belong to the economic group of Endesa Brazil, and thus are no longer considered related parties of Ampla Energia.

The balance payable at December 31, 2010 totaled R$1,535 (R$2,904 at January 1, 2010) to CAM Brasil and R$4,808 (R$11,267 at January 1, 2010) to Synapsis Brazil.

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

On June 30, 2007, a third amendment was entered into with the updated debt amount of R$62,200, according to Resolution CGPC No. 17/96 of the Ministry of Social Security, with a deadline for total payment of 14 successive semiannual installments, starting on December 31,  2007 and ending on June 30, 2014. Until December 31, 2011, subsidiary COELCE paid nine installments, with a remaining debt balance of R$35,364 (R$37,637 in 2010 and R$45,609 at January 1, 2010).

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

The total expenditure in 2011 was R$6,068 (R$8,958 in 2010 and R$5,405 and 2009), comprising R$5,404 (R$4,034 in 2010 and R$2,691 and 2009 and 2009) as operating expense of subsidiary COELCE and R$664 (R$4,924 in 2010 and R$2,714 and 2009) capitalized to intangible assets.

The balance represents the amount of contribution of subsidiary COELCE (sponsor) to pension plans, see Note 29.

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

The total expenditure for the year ended December 31, 2011 was R$28,994 (R$17,557 in 2010 and R$27,328 in 2009).

c)                   Enertrade

Operations with Enertrade - Comercializadora de Energia S.A. refer to the purchase and sale of electric energy through the contract 001/2002 valid until 12/30/2022. On October 4, 2011, Endesa Latinoamérica SA (“Endesa Latam”) performed with EDP - Energias de Portugal S.A. (“EDP”), controlling company of Enertrade - Comercializadora de Energia S.A., the operation of buying and selling of shares, whereby Endesa Latam acquired 302,176,533,045 common shares owned by EDP and representing 7.70% of capital of the Company. Consequently, the outstanding balance relating to open invoices for the purchase of electric energy at December 31, 2011, in the amount of R$3,618, is being disclosed in Note 18. The balance outstanding at December 31, 2010 amounted to R$3,281 and R$6,569 at January 1, 2010.

d)                  Endesa Internacional

Subsidiary CIEN took out a loan in U.S. dollars from Endesa Latinoamérica for the acquisition of machinery and equipment and completion of construction of transmission line II. This operation bears Libor + spread of 2.73% p.a. and matures on May 30, 2012.

Management fees

Company management fees for the year ended December 31, 2011 totaled R$9,592 (R$8,312 in 2010 and R$9,993 in 2009), which are short-term benefits. Management fees paid by the Company and by subsidiaries in 2011 aggregated R$25,862 (R$25,315 in 2010 and R$27,537 in 2009).

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

	12/31/2011		12/31/2010		01/01/2010
	Current	Non-current	Current	Non-current	Current	Non-current

Electricity Efficiency Program (PEE)	31,967	4,083	95,850	—	49,494	30,078
Research & Development Program (P&D)	47,931	9,666	34,221	12,287	19,236	22,323
Brazilian National Fund for Scientific and Technological Development (FNDCT)	121	—	3,941	—	1,231	—
Energy Research Company (EPE)	(150)	—	231	—	658	—
Ministry of Mines and Energy (MME)	(164)	—	1,382	—	94	—
Total	79,705	13,749	135,625	12,287	70,713	52,401

26.           Provision for tax, civil and labor risks

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending judgment. Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss was estimated as probable for the Group.

Below is a statement of the provisions for contingencies at December 31, 2011, 2010 and January 1, 2010:

	01/01/2010	12/31/2010	12/31/2011
	Accumulated balance	Accumulated balance	Additions/ reversals	Monetary restatement	Payment	Transfers	Accumulated balance

Labor (a)	284,860	208,290	(24,760)	14,114	(23,850)	(130)	173,664
Civil (b)	226,899	278,055	63,843	44,349	(85,773)	81,900	382,374
Tax (c)	166,197	173,777	(110,402)	3,714	(11,218)	21,168	77,039
Environmental	3,000	3,000	—	—	—	—	3,000
Total	680,956	663,122	(71,319)	62,177	(120,841)	102,938	636,077

Current	106,843	140,793					17,060
Non-current	574,113	522,329					619,017

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Subsidiary Ampla Energia

ICMS - Underpayment

The State of Rio de Janeiro filed a tax foreclosure proceeding to collect tax debt due to alleged tax underpayment for the period from February 1999 to September 2000, in the updated amount at December 31, 2011 of R$8,361 (R$7,610 in 2010 and R$6,951 at January 1, 2010). Ampla Energia filed a defense (motion to stay execution) and awaits lower court decision.

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

At that time, CDSA management recorded a provision for unpaid ICMS due to the aforementioned reasons. The restated balance was R$7,007 in December 2010 and R$ 6.840 at January 1, 2010.

ICMS on electricity sales (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

The municipality of Fortaleza filed three tax foreclosure proceedings, which aggregate R$22,025 to collect ISS

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

A second level administrative decision in favor of Ampla was rendered not upholding the notice of violation. In January 2010, subsidiary Ampla Energia was notified of the decision and the Special Appeal filed by IRS, which is pending judgment. The amount involved, updated at December 31, 2011 is R$783,201 (R$742,280 in 2010 and R$704,429 at January 1, 2010).

COFINS - Notice of violation - period after tax immunity

Brazilian IRS issued a notice of violation to collect COFINS debts resulting from alleged underpayments in the period December/2001 to June 2002. Subsidiary Ampla Energia filed an appeal, which was considered in November 2007 to be partially groundful: groundful for purposes of repealing COFINS levy on financial income and not groundful in relation to compliance with the constitutional principle of ninety-day precedence. IRS and

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

Ampla Energia filed an appeal to the Higher Board of Tax Appeals. On 08/24/2009, subsidiary Ampla Energia filed an appeal to the President of the Higher Board of Tax Appeals for admission of the special appeal filed. The appeal was dismissed and on 05/05/2010, Ampla Energia was notified to present the amounts that represent the financial inflows and on 07.26.2010, it filed its response to the notification. The special appeal filed by the National Finance Department is awaiting judgment. The amount involved, updated at December 31, 2011, is R$172,68 (R$164,826 in 2010 and R$157,561 at January 1, 2010).

ICMS - Deadline for Payment

On September 26, 2005, subsidiary Ampla Energia received a violation notice by the Rio de Janeiro Finance Department, due to voluntary payment not within the legal term prescribed by Decree No. 31632/02 of ICMS and additional ICMS destined to the State Fund to Combat Poverty without the payment of legal increases. In a first level administrative decision the violation notice was upheld by the Board of Tax Review. Subsidiary Ampla Energia filed an appeal. On 08/26/2010, a notification was received stating that the Board of Tax Appeals decided against Ampla Energia.

On 09/01/2010, Ampla lodged an appeal to the full Board of Tax Appeals which is pending judgment. The amount involved, updated at December 31, 2011 is R$188,256 (R$168,857 in 2010 and R$152,481 at January 1, 2010).

ICMS - Credit arising from acquisition of fixed assets

Subsidiary Ampla Energia received three violation notices drawn up to collect debts for the periods December/1996 to November 1998, November 1998 to March 1999 and July 1997 to October 1998, alleging lack of proof of ICMS credits from the purchase of fixed assets. For the three notices of violation subsidiary Ampla Energia is awaiting a second level administrative decision. The updated amounts at December 31, 2011 respectively represent R$10,439, R$1,605 and R$20,336 (R$9,466, R$1,460 and R$18,418 in 2010 and R$8,701, R$1,345 and R$16,905 at January 1, 2010).

Additionally, subsidiary Ampla Energia filed an action for annulment of ICMS debt arising from the notice of violation for the period Nov/98 to Mar/99 issued under the argument that subsidiary Ampla Energia has not demonstrated the amounts of ICMS credits arising from the acquisition of fixed assets, in the updated amount at December 31, 2011 of R$14,422 (R$13,132 in 2010 and R$ 11,916 at January 1, 2010). On August 22, 2011, a first level decision was rendered dismissing the claim made by subsidiary Ampla Energia. On October 21, 2011, subsidiary Ampla Energia lodged an appeal. It is pending judgment.

ICMS - Offset of credits without supporting documentation

The Rio de Janeiro State Finance Department issued a notice of violation under the argument that subsidiary Ampla Energia unduly recorded ICMS credits (in 1998) without supporting documentation. Subsidiary Ampla Energia is awaiting a decision by the Board of Tax Appeals. The amount involved, updated at December 31, 2011 is R$14,636 (R$13,266 in 2010 and R$ 12,187 at January 1, 2010).

ICMS - Shipment of goods for repair

Subsidiary Ampla Energia filed two actions for annulment of ICMS debts in the updated amount at December 31, 2011 of R$10,652 and R$11,550 (R$9,694 and R$10,494 in 2010 and R$ 8,869 at January 1, 2010), upon shipments of goods for repair without ICMS levy, with no evidence of return to the establishment of origin

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

within the statutory period of 180 days, from February 1998 to August 2000. In the first case: on 12/09/2010, a decision was rendered that dismissed the motion to stay the tax foreclosure proceeding. On 12/14/2010, subsidiary Ampla Energia filed an appeal requesting clarification of decision, which was dismissed on 05/12/201. On 05/30/2011, an appeal was lodged against this decision. Regarding the second action for annulment of ICMS debts, on 06/07/2011 a decision was rendered dismissing the motion to stay the tax foreclosure proceeding. On 06/13/2011, subsidiary Ampla Energia lodged an appeal requesting clarification of decision, which is pending judgment.

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

Charge for land use

There are eight proceedings against subsidiary Ampla Energia to collect charge for land use for permanence of fixed installations in public ways and public sites filed by the Municipalities of Niterói, Itaboraí, Rio Bonito and Rio das Ostras, for the period 2002 to 2009, which aggregate the updated amount at December 31, 2011 of R$69,918 (R$61,888 in 2010 and R$ 48,582 at January 1, 2010). In the proceeding for 2002, subsidiary Ampla Energia is awaiting a first level administrative decision on the notice of violation. With regard to the proceedings for 2003 to 2009, subsidiary Ampla Energia is discussing the charges in a Writ of Mandamus and five tax foreclosure proceedings. In the tax foreclosure proceeding filed by the municipality of Niterói, a decision has already been rendered in favor of subsidiary Ampla Energia and the appeal lodged by the Finance Department is pending judgment. The tax foreclosure proceedings filed by the other municipalities are pending a trial court decision.

Service Tax - ISS

On May 30, 2003, the municipality of Cabo Frio issued a notice of violation against Ampla Energia attempting to collect a tax debt in the updated amount at December 31, 2011 of R$9,153 (R$8,675 in 2010 and R$ 8,278 at January 1, 2010), for the period January 1997 to May 2002. Subsidiary Ampla Energia filed an opposition against the violation notice, which has been pending judgment since May 2003.

On September 2, 2009, the municipality of Niterói filed a tax foreclosure proceeding against subsidiary Ampla Energia attempting to collect a tax debt in the updated amount at December 31, 2011 of R$1,422 (R$1,289 in 2010 and none at January 1, 2010), for the period January 1999 to July 2003. In March 2010, subsidiary Ampla Energy filed its defense (motion to stay the tax foreclosure) and is awaiting trial court decision.

Public site occupation charge

On June 1, 2009, Ampla filed a petition for Writ of Mandamus against the municipality of Niterói, seeking to suspend collection of the public site occupation charge and the requirement of prior municipal license for subsidiary Ampla Energia to perform the services and maintenance , repair and intervention works in the

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

electricity distribution network in public ways and places in the municipality. The updated amount at December 31, 2011 is R$6,250 (R$5,500 in 2010 and R$ 3,250 at January 1, 2010). In May 2010, Ampla filed an appeal against the partially favorable decision that was rendered. The case is pending higher court judgment.

There are other proceedings against subsidiary Ampla Energia, in addition to those described above, involving IR, PIS, COFINS, ICMS, IPTU and ISS totaling R$28,959 at December 31, 2011.

PIS/COFINS calculation base increase

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

The subsidiary filed a declaratory action with an application for deposit of the full amount of the debt to discuss the matter in court. On September 11, 2004, a decision was rendered dismissing the application. The subsidiary has appealed and is awaiting decision. The updated amount of the case is R$15,631 (R$14.905 in 2010 and R$ 14,307 at January 1, 2010).

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

Subsidiary CGTF obtained a preliminary injunction providing guarantee to the court through judicial deposit, booked, which corresponds to the amount of R$75,101 (R$70,912 in 2010 and R$ 67,742 at January 1, 2010). In the main action, a lower court decision favorable to CGTF was rendered on September 29, 2008. Consequently, the National Finance Department filed an appeal (requesting clarification of decision) and in May 2010 there was publication of a ruling dismissing it. Said decision became definitive in July 2010, making the decision in favor of CGTF definitive.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

PIS and COFINS

Subsidiary CGTF was assessed by Brazilian IRS for differences between the amounts of PIS and COFINS declared and those carried in the periods November 2003 and February to November 2004. Subsidiary Endesa Fortaleza - CGTF appealed (requests for clarification) against the decision of the Board of Tax Appeals, which is currently pending judgment. The updated amount of the tax assessment is R$62,340 (R$58,179 in 2010 and R$54,854 at January 1, 2010).

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

In the lawsuit, Tractebel seeks payment by subsidiary CIEN of termination fine in the estimated amount of R$ 117,000 (R$ 148,282 in 2010), plus penalties allegedly applicable due to lack of “firm capacity and associated energy”, of which the amounts would be determined in liquidation of judgment phase and which cannot be estimated at this time. In the lawsuit, Tractebel has ignored the existence of the notorious crisis in Argentina, which took place as from 2005, its effects on the referred to contract and the reiterated position of the relevant Brazilian authorities that released subsidiary CIEN, and its customers, including Tractebel, from regulatory penalties, recognizing that the crisis in Argentina was an unforeseen fact beyond the control of subsidiary CIEN. Subsidiary CIEN challenged the action by invoking force majeure event impeding fulfillment of the agreement. After successive presentation of positions by the parties, the case was referred for examination by the judge. We are awaiting beginning of the finding of facts phase.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

Furnas

Furnas filed a lawsuit alleging breach of the “Firm Capacity and Related Energy Contract”, entered into on May 5, 1998, for the purchase of 700 MW from Argentina. In the lawsuit, Furnas seeks payment by subsidiary CIEN of termination fine in the estimated amount of R$ 520,000 (R$ 589,899 in 2010) and payment of indemnification and penalties of which the amounts would be determined in the liquidation of judgment phase and which cannot be estimated at this time. In the lawsuit, Furnas ignored the existence of a notorious crisis in Argentina, which took place as from 2005, its effects on the contract and the reiterated positions of the relevant Brazilian authorities that released subsidiary CIEN, and its customers, including Furnas, from the regulatory penalties, recognizing that the crisis in Argentina was an unforeseen fact beyond the control of subsidiary CIEN.

Subsidiary CIEN challenged the action by invoking force majeure event impeding fulfillment of the contract. After successive manifestation of positions by the parties and the presentation of reasonable evidence, the lawsuit is pending judgment.

27.           Equity

a)      Capital

At December 31, 2011, 2010 and January 1, 2010, fully subscribed and paid-in capital is represented by 170,877,378 voting common shares with no par value.

At December 31, 2011, 2010 and January 1, 2010, the Company’s equity holding breaks down as follows:

	12/31/2011		12/31/2010		01/01/2010
Stockholders	Number of common shares	% Equity participation	Number of common shares	% Equity participation	Number of common shares	% Equity participation

Empresa Nacional de Electricidad S.A.	60,299,607	35.29	60,299,607	35.29	60,299,607	35.29
Endesa Latinoamérica S.A.	47,354,669	27.71	47,354,669	27.71	47,354,669	27.71
Enersis S.A.	36,677,243	21.47	36,677,243	21.47	36,677,243	21.47
Chilectra S.A.	7,742,714	4.53	7,742,714	4.53	7,742,714	4.53
Chilectra Inversud S.A.	7,227,787	4.23	7,227,787	4.23	7,227,787	4.23
Edegel S.A.	6,957,053	4.07	6,957,053	4.07	6,957,053	4.07
Grupo Endesa	166,259,073	97.30	166,259,073	97.30	166,259,073	97.30

International Finance Corporation - IFC	—	—	4,618,298	2.70	4,618,298	2.70
Treasury stock	4,618,298	2.70	—	—	—	—
Advisors	7	—	7	—	7	—
Other	4,618,305	2.70	4,618,305	2.70	4,618,305	2.70
Total	170,877,378	100.00	170,877,378	100.00	170,877,378	100.00

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

27.           Equity (Continued)

a)      Capital (Continued)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

The Company’s articles of incorporation establish minimum dividends of 25%, calculated on annual net income, adjusted according to article 202 of Law Nº 6404/76, and supplemented the minimum mandatory dividends by R$36,341, totaling the amount of R$199,599.

	12/31/2011	12/31/2010	01/01/2010

Net income for the year	871,135	747,481	683,737
Reversal of prescribed dividends	162	26	—
Loss absorption	(63,917)	(70,384)	—
Loss in subsidiary investment	(1,676)	—	—
Realization of fair value adjustment of subsidiary’s fixed assets	34,713	34,713	—
(-) Legal reserve	(42,021)	(35,592)	(34,187)
Adjusted net income for the year	798,396	676,244	649,550
Proposed dividends
Interim dividends	163,258	—	—
Complement to minimum mandatory dividends	36,341	169,091	162,387
Total of minimum mandatory dividends (25%)	199,599	169,091	162,387
Supplementary dividends	—	507,183	276,923
Statutory reserve for working capital	598,797	—	210,240

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

At December 31, 2011, the debit balance recorded by the Endesa Group in this account was of R$205,740 (R$156,857 in 2010 and R$ 23,238 at January 1, 2010).

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

At December 31, 2011, the credit balance recorded by the Endesa Group in this account was of R$118 (R$259 in 2010 and R$3,375 at January 1, 2010).

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

28.  Commitments

The Group’s main long-term-contract-related commitments are as follows:

COELCE

	Effective up to	2012	2013	2014	2015	2016	After 2016	Total

CGTF	2023	505,669	520,589	550,266	562,612	576,812	4,406,445	7,122,393
Proinfa	2025	35,078	35,555	36,039	36,529	37,026	356,749	536,976
Energy Works	2013	34	35	—	—	—	—	69
Wind Energy – Wobben	2018	3,669	3,821	3,993	4,172	4,371	9,314	29,340
1st LEE - Product 2005	2012	180,343	187,044	194,526	202,307	210,976	929,865	1,905,061
1st LEE - Product 2006	2013	163,500	169,576	176,359	183,413	191,272	1,075,099	1,959,219
1st LEE - Product 2007	2014	37,363	38,752	40,302	41,914	43,710	300,838	502,879
2nd LEE - Product 2008	2015	38,012	39,425	41,002	42,642	44,469	364,421	569,971
4th LEE - Product 2009	2016	6,199	6,430	6,687	6,954	7,252	69,356	102,878
1th LEN - Product 2008	2037	61,760	64,055	66,617	69,282	72,251	732,698	1,066,663
1st LEN - Product 2009	2038	31,157	32,315	33,608	34,952	36,450	371,142	539,624
1st LEN - Product 2010	2039	96,830	100,428	104,445	108,623	113,277	2,718,826	3,242,429
2nd LEN - Product 2009	2038	39,587	41,058	42,700	44,408	46,311	1,216,257	1,430,321
3rd LEN - Product 2011	2040	58,412	60,583	63,006	65,526	68,334	1,792,342	2,108,203
5th LEE - Product 2007	2014	1,277	1,324	1,377	1,432	1,494	10,280	17,184
4th LEN - Product 2010	2024	13,568	14,072	14,635	15,220	15,873	151,797	225,165
5th LEN - Product 2012	2041	101,072	104,828	109,021	113,381	118,240	2,598,085	3,144,627
Santo Antônio Auction-Product 2012	2041	117	10,901	28,866	45,023	48,648	2,102,716	2,236,271
Jirau Auction - Product 2013	2042	—	4,609	8,948	13,026	16,140	742,240	784,963
6th LEN - Product 2011	2025	25,226	26,163	27,210	28,298	29,511	324,113	460,521
7th LEN - Product 2013	2042	—	60,913	63,349	65,883	68,706	1,020,921	1,279,772
Belo Monte Auction	2044	—	—	—	3,226	51,245	7,400,646	7,455,117
10th New Energy Auction	2045	—	—	—	17,856	18,622	965,750	1,002,228
11th Len - Product 2015	2044	—	—	—	35,054	36,556	1,895,873	1,967,483
12th LEN Product 2014	2043	—	—	89,294	103,326	107,754	3,007,249	3,307,623
Total		1,398,873	1,522,476	1,702,250	1,845,059	1,965,300	34,563,022	42,996,980

Ampla Energia

	Effective up to	2012	2013	2014	2015	2016	After 2016	Total

ITAIPU	2023	195,188	203,971	213,150	222,742	232,765	6,750,184	7,818,000
PROINFA	2030	52,189	54,538	56,992	59,557	62,237	3,734,647	4,020,160
ENERTRADE	2022	45,259	47,295	49,424	51,648	53,972	378,837	626,435
CCEAR 2005	2012	268,770	—	—	—	—	—	268,770
CCEAR 2006	2013	251,570	262,890	—	—	—	—	514,460
CCEAR 2007	2014	44,853	46,872	48,981	—	—	—	140,706
CCEAR 2007 - Existing Energy (A-1)	2014	6,097	6,372	6,658	—	—	—	19,127
CCEAR 2008 - Existing Energy	2015	76,168	79,595	83,177	86,920	—	—	325,860
CCEAR 2009 - Existing Energy	2016	42,191	44,089	46,073	48,146	50,313	—	230,812
CCEAR 2008 - New Energy	2022/2037	20,275	21,188	22,141	23,137	24,179	233,204	344,124
CCEAR 2009 - New Energy	2023/2038	22,148	23,144	24,186	25,274	26,412	271,999	393,163
CCEAR 2009 - New Energy (A-3)	2023/2038	33,677	35,193	36,776	38,431	40,161	1,105,404	1,289,642
CCEAR 2010 - New Energy	2024/2039	84,746	88,560	92,545	96,710	101,062	2,527,968	2,991,591
CCEAR 2011 - New Energy	2025/2040	45,293	47,331	49,461	51,687	54,013	1,452,214	1,699,999
CCEAR 2010 - New Energy (A-3)	2024	9,022	9,428	9,852	10,295	10,758	105,455	154,810
CCEAR 2012 - New Energy (A-5)	2026/2041	111,586	116,607	121,854	127,338	133,068	3,102,593	3,713,046
CCEAR 2011 - New Energy (A-3)	2025	31,191	32,595	34,062	35,595	37,196	419,880	590,519
CCEAR 2013 - New Energy (A-5)	2027/2042	—	422,618	441,636	461,510	482,278	7,429,416	9,237,458
CCEAR 2012 - New Energy (UHE Santo Antonio)	2041	128	11,970	31,850	49,915	54,193	2,523,812	2,671,868
CCEAR 2013 - New Energy (UHE Jirau)	2042	—	30,768	60,016	87,790	109,303	5,433,574	5,721,451
CCEAR 2016 - New Energy (A-5)	2035/2045	—	—	—	—	20,403	741,338	761,741
Total		1,340,351	1,585,024	1,428,834	1,476,695	1,492,313	36,210,525	43,533,742

The amounts related to contracts for purchase of electricity represent the total amount contract by the current price at the end of 2011, approved by ANEEL.

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

CDSA

The subsidiary CDSA maintains the following commitments of electricity supply entered into with free customers and distributors through Contracts of Purchase and Sale of Electricity under Regulated Environment (CCAR):

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

29.           Post-employment benefits

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

On June 30, 1999, a debt contract was executed, thus consolidating all debts from retentions and delays on transfer of obligations and financial charges by the Subsidiary. On June 30, 2007, a third amendment was executed, according to CGPC Resolution No. 17/96 of the Ministry of Social Security, under the following conditions:

•                      Deadline for full payment: 14 half-yearly, successive installments starting at December 31, 2007 and ending at June 30, 2014.  Up to December 31, 2011, the Subsidiary paid 9 amortization installments, leaving an outstanding balance of R$35,364 (R$37,640 in 2010 and R$45,609 at January 1, 2010), given that R$11,418 (R$10,752 in 2010 and R$10,142 at January 1, 2010) is recorded under current liabilities and R$23,946 (R$26,885 in 2010 and R$35,467 at January 1, 2010) is recorded under non-current liabilities.

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

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees. The balance recorded at December 31, 2011,

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

amounting to R$529,230 (R$365,312 in 2010 and R$ 232,146 at January 1, 2010) corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

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

At December 31, 2001, the Subsidiary recorded actuarial deficit amounting to R$118,221, presented in the Supplementary Retirement Plan (PCA), in accordance with CVM Rule No. 371 of December 13, 2000. This deficit was supported by the contracted executed on January 1, 2002 with BRASILETROS, setting forth that the this deficit would be amortized within 20 years with a grace period of 2 and a half years at a 6% interest rate per annum, plus INPV variations. The restated contractual balance at December 31, 2011 is R$280,283 (R$219,694 in 2010 and R$ 137,862 at January 1, 2010).

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

The amounts recognized in the balance sheets arising from liabilities related to the benefit plans are as follows:

	12/31/2011
Reconciliation of assets	Ampla				Coelce	Consolidated
(liabilities)	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations	(694,051)	(121,286)	(248,942)	(1,064,279)	(714,290)	(1,778,569)
Fair value of assets	413,763	126,047	—	539,810	739,088	1,278,898
Asset recognition restriction	—	(4,761)	—	(4,761)	(24,798)	(29,559)
IFRIC 14 effect	—	—	—	—	(35,364)	(35,364)
Actuarial asset/(liability)	(280,288)	—	(248,942)	(529,230)	(35,364)	(564,594)

	12/31/2010
Reconciliation of assets	Ampla				Coelce	Consolidated
(liabilities)	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations	(653,709)	(169,519)	(145,518)	(968,746)	(660,876)	(1,629,622)
Fair value of assets	434,015	189,495	—	623,510	679,082	1,302,592
Asset recognition restriction	—	(19,976)	—	(19,976)	(6,317)	(26,293)
Actuarial asset/(liability)	(219,694)	—	(145,518)	(365,212)	11,889	(353,323)

	01/01/2010
Reconciliation of assets	Ampla				Coelce	Consolidated
(liabilities)	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations	(554,814)	(154,314)	(94,284)	(803,412)	(597,001)	(1,400,318)
Fair value of assets	416,952	178,623	—	595,575	592,957	1,188,532
Asset recognition restriction	—	(24,309)	—	(24,309)	—	(24,309)
Actuarial asset/(liability)	(137,862)	—	(94,284)	(232,146)	(4,044)	(236,190)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

29.           Post-employment benefits (Continued)

Changes in net actuarial liabilities:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	(653,709)	(169,519)	(145,518)	(968,746)	(660,876)	(1,629,622)
Cost of current services	33	(3,645)	—	(3,612)	(1,327)	(4,939)
Interests cost	(65,787)	(17,737)	(14,851)	(98,375)	(67,098)	(165,473)
Participants’ contribution	(27)	—	—	(27)	(4,409)	(4,436)
Actuarial gains(loss)	(28,783)	60,833	(101,249)	(69,199)	(28,112)	(97,311)
Benefits paid	54,222	8,782	12,676	75,680	47,532	123,212
Present value of actuarial obligations	(694,051)	(121,286)	(248,942)	(1,064,279)	(714,290)	(1,778,569)

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	(554,814)	(154,314)	(94,284)	(803,412)	(597,001)	(1,400,413)
Expected return of the plans’ assets	70	(3,549)	—	(3,479)	(2,063)	(5,542)
Actuarial gains(loss)	(62,106)	(17,439)	(10,545)	(90,090)	(55,661)	(145,751)
Sponsors’ contribution	(33)	(3,083)	—	(3,116)	(1,931)	(5,047)
Participants’ contribution	(88,667)	(3,180)	(47,613)	(139,460)	(45,437)	(184,897)
Benefits paid	51,841	12,046	6,924	70,811	41,217	112,028
Present value of actuarial obligations	(653,709)	(169,519)	(145,518)	(968,746)	(660,876)	(1,629,622)

	01/01/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	(508,348)	(139,098)	(83,336)	(730,782)	(575,215)	(1,305,997)
Cost of current services	(89)	(3,642)	—	(3,731)	(1,971)	(5,702)
Interests cost	(63,619)	(17,653)	(10,422)	(91,694)	(51,484)	(143,178)
Participants’ contribution	(42)	—	—	(42)	(1,902)	(1,944)
Actuarial gains(loss)	1,585	2,367	(2,722)	1,230	(4,044)	(2,814)
Impacto by changing assumptions	(34,996)	(5,178)	(5,581)	(45,755)	—	(45,755)
Benefits paid	50,965	8,890	7,777	67,362	37,615	104,977
Present value of actuarial obligations	(554,814)	(154,314)	(94,284)	(803,412)	(597,001)	(1,400,413)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

Changes in fair value of retirement and health care plan assets:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	434,015	189,495	—	623,510	679,082	1,302,592
Expected return of the plans’ assets	50,406	22,586	—	72,992	80,244	153,236
Actuarial gains(loss)	(37,962)	(77,344)	—	(115,306)	10,148	(105,158)
Sponsors’ contribution	21,499	92	(12,676)	8,915	12,737	21,652
Participants’ contribution	27	—	12,676	12,703	4,409	17,112
Benefits paid	(54,222)	(8,782)	—	(63,004)	(47,532)	(110,536)
Present value of actuarial obligations	413,763	126,047	—	539,810	739,088	1,278,898

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	416,952	178,623	—	595,575	592,957	1,188,532
Expected return of the plans’ assets	52,166	23,846	—	76,012	66,430	142,442
Actuarial gains(loss)	(4,381)	(7,114)	—	(11,495)	41,518	30,023
Sponsors’ contribution	21,086	3,103	(6,988)	17,201	17,463	34,664
Participants’ contribution	33	3,083	6,988	10,104	1,931	12,035
Benefits paid	(51,841)	(12,046)	—	(63,887)	(41,217)	(105,104)
Present value of actuarial obligations	434,015	189,495	—	623,510	679,082	1,302,592
Recognized restrictions	—	(19,976)	—	(19,976)	—	(19,976)
Actuarial gains(loss)	434,015	169,519	—	603,534	679,082	1,282,616

	01/01/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Present value of actuarial obligations at the beginning of year	366,008	149,579	—	515,587	574,041	1,069,628
Expected return of the plans’ assets	47,314	20,783	—	68,097	34,636	102,733
Actuarial gains(loss)	31,807	14,077	—	45,884	—	45,884
Sponsors’ contribution	22,476	3,074	—	25,550	19,993	45,543
Participants’ contribution	42	—	(7,777)	(7,735)	1,902	(5,833)
Benefits paid	(50,695)	(8,890)	7,777	(51,808)	(37,615)	(89,423)
Present value of actuarial obligations	416,952	178,623	—	595,575	592,957	1,188,532
Recognized restrictions	—	(24,309)	—	(24,309)	—	(24,309)
Actuarial gains(loss)	416,952	154,314	—	571,266	592,957	1,164,223

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

Total expenses realized in 2011, 2010 and 2009:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Cost of current services	(33)	3,645	—	3,612	1,327	4,939
Interests’ cost	65,787	17,737	14,851	98,375	67,098	165,473
Expected return of the plans’ assets	(50,406)	(22,586)	—	(72,992)	(80,244)	(153,236)
Total expenses (revenues)	15,348	(1,204)	14,851	28,995	(11,819)	17,176

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Cost of current services	(70)	3,549	—	3,479	2,063	5,542
Interests’ cost	62,106	17,439	10,545	90,090	55,661	145,751
Expected return of the plans’ assets	(52,166)	(23,846)	—	(76,012)	(66,430)	(142,442)
Total expenses (revenues)	9,870	(2,858)	10,545	17,557	(8,706)	8,851

	12/31/2009
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Cost of current services	89	3,642	—	3,731	1,971	5,702
Interests’ cost	63,619	17,653	10,422	91,694	51,484	143,178
Expected return of the plans’ assets	(47,314)	(20,783)	—	(68,097)	(34,636)	(102,733)
Total expenses (revenues)	16,394	512	10,422	27,328	18,819	46,147

Other comprehensive income:

	12/31/2011
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Actuarial loss	(66,740)	(78,640)	(101,249)	(246,629)	(17,964)	(264,593)
Adjustments from previous years	—	—	—	—	6,307	6,307
Variation on assets recognition restriction	—	77,344	—	77,344	(24,798)	52,546
Total of other comprehensive income	(66,740)	(1,296)	(101,249)	(169,285)	(36,455)	(205,740)

	12/31/2010
	Ampla				Coelce	Consolidated
	PCA	PACV	PAMA	Total	BD	Total

Actuarial loss	(93,048)	(10.294)	(47,613)	(150,955)	(3,919)	(154,874)
Change in the effect of asset ceiling	—	4,334	—	4,334	(6,317)	(1,983)
Transfer to profit / (loss)	—	—	—	—	10,236	10,236
Total of other comprehensive income	(93,048)	(5,960)	(47,613)	(146,621)	—	(146,621)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

30.           Income and social contribution taxes

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

30.            Income and social contribution taxes (Continued)

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

Income tax was calculated at a 15% rate, plus 10% surtax and social contribution tax of 9%.

31.           Net revenue

Electricity supply breakdown by class of consumers is as follows:

	Number of consumers (Unaudited)			MWh (Unaudited)			R$
	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009
Invoiced supply- Residential	3,362,496	4,417,977	4,316,642	5,699,826	6,942,667	6,431,371	3,045,198	3,166,891	2,930,806
Residential - low income	1,122,859			1,487,933	—		387,228	—
Industrial	10,682	10,637	10,682	2,651,145	2,800,331	2,490,636	915,505	947,147	898,536
Commercial, services and others	311,052	304,057	298,735	3,605,389	3,510,205	3,342,781	1,788,224	1,719,591	1,629,767
Rural	457,745	385,780	380,510	1,057,623	1,121,510	939,714	246,023	248,800	206,809
Government	43,697	42,613	41,387	914,469	884,333	812,743	448,813	429,938	382,000
Public lighting	3,283	9,037	7,887	732,899	853,423	831,866	218,820	244,111	233,159
Public services	9,980	2,917	2,733	707,883	546,764	514,892	204,940	158,030	148,538
Own consumption	—	331	320	—	21,517	21,801	—	7,715	8,050
Revenues from over demand and reactive excess	—	—	—	—	—	—	(12,934)	—	—
	5,321,794	5,173,349	5,058,896	16,857,167	16,680,750	15,385,804	7,241,817	6,922,223	6,437,665
(+) Reversal of provision for rebilling prefectures	—	—	—	—	—	—	—	(841)	873
Unbilled supply	—	—	—	—	—	—	(24,802)	11,422	32,303
Consumers, concessionaires and authorized parties	—	—	—	—	—	—	7,217,015	6,932,804	6,470,841
Electricity supply	14	—	—	404,663	—	—	663,235	581,741	367,030
Low-income	—	—	—	—	—	—	266,106	379,363	359,065
Short-term electricity	—	—	—	—	—	—	13,125	—	—
Revenue from use of electricity grid - free consumers - resale	37	19	14	—	—	—	367,389	80,518	56,651
Revenue from over demand and reactive excess - Free customers	—	—	—	—	—	—	289	—	—
Network availability	—	—	—	—	—		20,641	538,330	516,858
Revenue from construction	—	—	—	—	—	—	619,135	823,962	614,202
Other revenue	—	—	—	—	—	—	158,532	145,045	204,546
Gross operating revenue	—	—	—	—	—	—	9,325,467	9,481,763	8,589,193
(-) Revenue deductions	—	—	—	—	—	—
State VAT (ICMS)	—	—	—	—	—	—	(1,855,960)	(1,741,693)	(1,601,037)
Contribution Tax on Gross Revenue for Social Integration Program (PIS)	—	—	—	—	—	—	(63,276)	(94,855)	(77,420)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	—	—	—	—	—	—	(295,519)	(440,807)	(363,107)
Service tax (ISS)	—	—	—	—	—	—	(3,141)	(3,300)	(2,498)
Quota for reversal global reserve	—	—	—	—	—	—	(116,268)	(97,464)	(100,380)
CCC/CDE Subventions	—	—	—	—	—	—	(333,426)	(297,775)	(220,760)
R&D and energy effectiveness	—	—	—	—	—	—	(42,607)	(67,941)	(54,193)
Ex-Isolated charges	—	—	—	—	—	—	(8,249)	(8,046)	—
Other taxes and contributions on revenue	—	—	—	—	—	—	(27,749)	(27,342)	(18,519)
Total revenue deductions	—	—	—	—	—	—	(2,746,195)	(2,779,223)	(2,437,914)
Total	5,321,845	5,173,368	5,058,910	17,261,830	16,680,750	15,385,804	6,579,272	6,702,540	6,151,279

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

32.           Operating costs and expenses

Operating expenses breakdown according to their nature is as follows:

	12/31/2011					12/31/2010	12/31/2009
Description	Cost of service	Selling expenses	General and administrative expenses	Others	Total	Total	Total

Personal (including private pension plan)	(178,434)	(4,145)	(138,998)	—	(321,577)	(293,551)	(297,237)
Material	(20,160)	(4,640)	(2,003)	—	(26,803)	(22,775)	(39,039)
Raw material and inputs for electricity production	(120,512)	—	—	—	(120,512)	(133,411)	(85,389)
Third-party services	(411,179)	(9,600)	(70,031)	—	(490,810)	(486,243)	(464,465)
Electricity purchased for resale	(2,065,576)	—	—	—	(2,065,576)	(1,958,597)	(1,829,185)
Transmission system charges	(383,374)	—	—	—	(383,374)	(417,460)	(329,048)
System service charges	(57,411)	—	—	—	(57,411)	(46,568)	(83,252)
Asset retirement costs	(8,494)	—	(280)	—	(8,774)	—	—
Depreciation and amortization	(443,053)	—	(9,788)	—	(452,841)	(541,121)	(458,429)
Financial offsetting or use of water resources	(15,959)	—	—	—	(15,959)	(15,737)	(11,936)
Deactivation losses	(15,362)	—	—	—	(15,362)	(16,770)	(7,523)
Accrual for doubtful accounts - customers, net	—	(41,136)	—	—	(41,136)	(164,796)	(44,066)
Accrual for doubtful accounts - other receivables, net	—	1,513	(88,905)	—	(87,392)	115	(809)
Provision for tax, civil and labor contingencies	—	—	(21,653)	(6,509)	(28,162)	(21,541)	14,298
ANEEL inspection fee	(8,866)	—		(4,594)	(13,460)	(14,331)	(13,725)
Construction cost	(619,135)	—	—	—	(619,135)	(823,962)	(613,963)
Amortization and reversal of incorporation goodwill	—	—	—	(29,518)	(29,518)	(32,253)	(35,240)
Other operating costs/expenses	(10,349)	3,912	(37,813)	(2,412)	(46,662)	(59,879)	(99,596)

Total	(4,357,864)	(54,096)	(369,471)	(43,033)	(4,824,464)	(5,048,879)	(4,398,604)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

32.           Operating costs and expenses (Continued)

Description	12/31/2011	12/31/2010	12/31/2009

Centrais Elétricas S.A - FURNAS	(144,050)	(130,358)	(127,754)
Itaipú Binacional	(207,432)	(197,581)	(179,803)
Enertrade Comercializadora de Energia S.A	(42,276)	(38,737)	(85,688)
Companhia Hidroelétrica do São Francisco - CHESF	(81,665)	(94,076)	(87,714)
Light S.A.	(137,829)	(148,907)	(131,583)
Companhia Energética de São Paulo- CESP	(66,510)	(58,162)	(51,074)
Centrais Elétricas do Norte do Brasil S.A- ELETRONORTE	(46,564)	(41,856)	(38,957)
Copel Geração S.A- COPEL	(40,251)	(34,298)	(32,178)
CEMIG - Geração e Transmissão S.A	(41,643)	(37,538)	(33,924)
Câmara de Comercialização de Energia Elétrica - CCEE	(23,851)	(130,174)	(228,943)
CCEARs - Electricity Commercialization Arrangements on Regulated Ambient	(863,072)	(767,811)	(625,796)
Programa de Inc. as Fontes Alternativas - PROINFA	(75,887)	(79,583)	(71,971)
Tractebel Energia S.A	(33,426)	—	—
Contracts as per availability	(153,455)	(88,075)	(44,352)
Other	(107,665)	(111,441)	(89,448)
Total	(2,065,576)	(1,958,597)	(1,829,185)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

33.           Financial income (expenses)

Description	12/31/2011	12/31/2010	12/31/2009

Financial income
Income from financial investments	121,429	120,050	125,056
Interest income from debentures	4,168	—	—
Penalties and arrears surcharges	84,901	91,427	45,240
Monetary variation	18,823	3,126	1,311
Monetary variation - CELG	117,655	—	—
Financial income - Indemnifiable assets	23,728	33,075	3,774
Restatement of legal deposits	2,583	—	—
Exchange variation - assets	121,380	88,024	146,155
Other finance income	78,452	53,947	43,984
Total financial income	573,119	389,649	365,520

Financial expenses
Monetary variation	(48,339)	(20,188)	(5,773)
Debt charges	(165,955)	(188,713)	(244,229)
Financial expenses Indemnifiable assets	—	—	(4,687)
Restatement of taxes and penalties	(19,570)	(27,870)	(4,710)
Monetary restatement on provisions for tax, civil and labor risks	(75,702)	(60,245)	(45,880)
Pension plan charges	(25,383)	(3,309)	(40,445)
Fines in arrears	(8,649)	(9,652)	(3,051)
Interest expenses on debentures	(104,408)	(97,949)	(62,005)
Monetary variation on debentures	(13,691)	—	—
DIC / FIC indemnifications	(28,169)	(24,572)	—
Transactions cost	(3,400)	(3,777)	(1,329)
Energy Effectiveness Correction and R&D Program	(1,011)	(9,173)	(7,092)
IOF e IOC	(9,375)	(5,601)	(3,222)
Commission - Bank	(7,910)	(3,159)	(1,553)
Exchange variation - liabilities	(140,284)	(97,906)	(134,613)
Other financial expenses	(63,786)	(91,251)	(59,320)
Total financial expenses	(715,632)	(643,366)	(617,909)

Total	(142,513)	(253,717)	(252,389)

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

34.           Profit sharing

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Company’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each professional. In 2011, profit sharing amounted to R$2,098 (R$1,987 in 2010 and R$ 1,506 in 2009). The Company’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$25,780 in 2011 (R$20,667 in 2010 and R$ 22,235 in 2009).

35.           Non cash transactions

Subsidiaries COELCE, Ampla Energia, CIEN, CGTF and CDSA purchased assets for maintenance and expansion of operation, during the year ended December 31, 2011. Such purchases were funded directly by loans or the suppliers, and did not affect the cash balance in the amount of R$222 (R$196,231 during the year ended December 31, 2010 and R$ 74,596 in 2009).

36.           Insurance coverage

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

Endesa Brasil S.A.

Notes to consolidated financial statements (Continued)

December 31, 2011, 2010 and January 1, 2010 (December 31, 2009)

(Amounts expressed in thousands of Reais, unless otherwise stated)

37.           Earnings per share

In compliance with CPC 41 - Earnings per share (“CPC 41”), the Company sets out below the information on earnings per share as at December 31, 2011, 2010 and 2009.

	12/31/2011	12/31/2010	12/31/2009

Net income	871,135	747,481	763,315
Number of shares	170,877,378	170,877,378	170,877,378
Earnings per share - basic (Reais per millions of shares)	5.0980	4.3744	4.4670

Basic earnings per share are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

The capital, subscribed and paid is divided into 170,877,378 (one hundred seventy million, eight hundred seventy-seven thousand, three hundred seventy-eight) common shares.